Form 20-F
period 1998-12-31
FRONTLINE LTD /
filed 1999-07-15
CIK 913290

                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM 20-F

(Mark One)
[  ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
             OF THE SECURITIES EXCHANGE ACT OF 1934

                               OR
[X]       ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended  December 31, 1998
                           _____________________________________

                               OR

[ ]      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________________________


Commission file number   0-22704
                       _________________________________________

                         Frontline Ltd.
________________________________________________________________

     (Exact name of Registrant as specified in its charter)

                         Frontline Ltd.
________________________________________________________________
         (Translation of Registrant's name into English)

                             Bermuda
________________________________________________________________
         (Jurisdiction of incorporation or organization)

    Mercury House, 101 Front Street, Hamilton, HM 12, Bermuda
________________________________________________________________
            (Address of principal executive offices)

Securities registered or to be registered pursuant to section
12(b) of the Act.

    TITLE OF EACH CLASS                NAME OF EACH EXCHANGE
                                       ON WHICH REGISTERED
          None
    ___________________                _____________________

Securities registered or to be registered pursuant to section
12(g) of the Act.

American Depositary Shares each representing one Ordinary Share,
$2.50 Par Value
________________________________________________________________
                        (Title of class)

Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act.

                Ordinary Shares, $2.50 Par Value
________________________________________________________________
                        (Title of class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

46,106,860 Ordinary Shares, $2.50 Par Value of which 825,756
Ordinary Shares are held in the form of 825,756 American
Depositary Shares
________________________________________________________________

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

    Yes  X                No

Indicate by check mark which financial statement item the registrant has elected to follow.

    Item 17               Item 18   X

                             PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

THE COMPANY

Frontline Ltd. (formerly London & Overseas Freighters Limited ("LOF")) (the "Company") originally commenced operations in 1948 as a U.K. company ("LOF plc") and was listed on the London Stock Exchange in 1950. The Company was incorporated under the laws of Bermuda on June 12, 1992 for the purpose of succeeding to the business of LOF plc. In November 1993, the shares of LOF were listed on the NASDAQ National Market in the form of American Depositary Shares ("ADSs"), each ADS representing ten LOF shares. On May 11, 1998, LOF completed a business combination, as described below, with another Bermuda company, Frontline Ltd. ("Frontline"). LOF, the surviving entity, was renamed Frontline Ltd. effective from that date. Frontline commenced operations in 1985 as a Swedish company listed on the Stockholm Stock Exchange in 1989 ("Frontline AB"). Frontline was incorporated under the laws of Bermuda on April 29, 1997 for the purpose of succeeding to the business of Frontline AB and, commencing in June 1997, the shares in Frontline AB were exchanged for shares in Frontline. The ordinary shares of Frontline were thereafter listed on the Oslo Stock Exchange and delisted from the Stockholm Stock Exchange.

On September 22, 1997, LOF and Frontline announced that they had entered into an Agreement and Plan of Amalgamation (the "Amalgamation Agreement"), providing for a business combination in a three-step transaction. On September 29, 1997, pursuant to the Amalgamation Agreement, Frontline commenced a cash tender offer (the "Offer") for at least 50.1 per cent and up to 90 per cent of the outstanding LOF Ordinary Shares and ADSs for a price of $1.591 (restated to $15.91) per Ordinary Share ($15.91 per
ADS). The Offer expired on October 28, 1997, and effective November 1, 1997 Frontline acquired approximately 79.74 per cent of the outstanding LOF Ordinary Shares.

In the second step, which was completed on May 11, 1998, Frontline amalgamated (the "Amalgamation") with Dolphin Limited, a Bermuda subsidiary of LOF. Each ordinary share of Frontline was canceled in consideration for which the stockholders of Frontline received (i) 3.2635 (restated to 0.32635) Ordinary Shares of LOF and (ii) 0.1902 (restated to 0.01902) of a newly issued warrant ("Frontline Warrants") to purchase one LOF Ordinary Share.

In the third step of the combination, in order to combine the assets and liabilities, LOF purchased the assets and liabilities of Frontline which were vested in the amalgamated company at fair market value in exchange for a promissory note. This note will be transferred by way of distribution from the amalgamated company to the Company which will in turn cancel the note. LOF is the legally surviving entity in this business combination and has been renamed Frontline Ltd. with effect from May 11, 1998. Frontline is treated as the accounting acquiror and the transaction treated as a reverse acquisition. The share capital of the Company has been restated accordingly to reflect the transaction. For periods on or after May 11, 1998, the term "Company" refers to Frontline Ltd. (formerly London & Overseas Freighters Limited).

The Company, which combines the business of LOF and Frontline, is a holding company for investments in a number of subsidiaries engaged primarily in the ownership and operation of oil tankers and oil/bulk/ore ("OBO") carriers. The Company operates through subsidiaries and partnerships located in Sweden, Norway, Singapore, Liberia and Panama. The Company is also involved in the charter, purchase and sale of vessels.

The Company is a world leader in the international seaborne transportation of crude oil, operating one of the world's largest modern fleets of very large crude carriers ("VLCCs"), Suezmax tankers and Suezmax OBO carriers. In 1998, the Company took delivery of three Suezmax tankers and two VLCC newbuildings. In January 1999, the Company took delivery of a third VLCC newbuilding and is scheduled to take delivery of two additional Suezmax tankers in 2000 and two VLCCs in 1999. The Company also owns one wood-chip carrier and has a minority interest in two older Suezmax tankers built in 1978 and 1979, and charters in one Suezmax OBO carrier and one modern Suezmax tanker. The two VLCC newbuildings acquired by the Company in 1998 were subsequently sold and leased back on bareboat charters for periods of eight years with the option on the buyer's side to extend the charter for 2+1+1 years. The fleet operated by the Company has a total tonnage of approximately 5.5 million deadweight tonnes ("dwt"), which, based on current orders and assuming no dispositions, is anticipated to grow to 6.0 million dwt by the end of 1999. Based on the same assumptions, by the end of 1999, the Company estimates that it will own and operate one of the most modern fleets of tankers and Suezmax OBO carriers in the world, comprised of vessels with an average age of 5.6 years versus an estimated industry average of over 14.0 years. By such time, the Company's fleet is, and at such time, will be comprised of vessels that the Company believes will comply with the most stringent generally applicable environmental regulations for tankers.

The Company is committed to providing quality transportation services to all of its customers and to developing and maintaining long term relationships with the major charterers of tankers. The Company believes that its Suezmax OBO carriers offer a competitive advantage in contrast to the fleets of other large tanker owning companies, since they are able to carry different types of cargo and can minimize the number of days at sea in ballast (without cargo). The Company believes that its Suezmax OBO carriers are a source of added strength and security to the Company since the vessels have two markets in which to operate.

Increasing global environmental concerns have created a demand in the petroleum products/crude oil seaborne transportation industry for vessels that are able to conform to the stringent environmental standards currently being imposed throughout the world. All of the Company's Suezmax OBO carriers built since 1991, and all of its vessels on order, are constructed with double hulls. The Company's fleet of modern single hull VLCCs may discharge crude oil at the Louisiana Offshore Oil Port ("LOOP") until the year 2015, and its three modern single hull Suezmax tankers may call at US ports until the year 2010 under the phase-in schedule for double hull tankers presently prescribed under the Oil Pollution Act of 1990 ("OPA 90"). See "Regulation".

The Company's plan is to create one of the world's largest publicly traded shipping companies, with a modern, high quality VLCC, Suezmax and Suezmax OBO fleet. The Company's business strategy is primarily based upon the following principles:
(i) emphasizing operational safety and quality maintenance for all of its vessels; (ii) complying with all current and proposed environmental regulations; (iii) outsourcing technical operations and crewing; (iv) containing operational costs of vessels; (v) owning one of the most modern and homogeneous fleets of tankers in the world; (vi) achieving high utilization of its vessels;
(vii) reducing financing and insurance costs and (viii) developing and maintaining relationships with major oil companies and industrial charterers. After having delivered their cargo, spot market vessels typically operate in ballast until being rechartered. It is the time element associated with these ballast legs which the Company seeks to minimize by efficiently chartering its OBO carriers and tankers. The Company seeks to maximize earnings in employing vessels in the spot market, under time charters or under contracts of affreightment.

The Company is registered in Bermuda (No. EC-17460). Its registered and principal executive offices are located at Mercury
House, 101 Front Street, Hamilton, HM 12, Bermuda, and its telephone number is +1 (441) 295-6935.

THE ICB TRANSACTION

On September 1, 1997, Frontline announced its intention to submit an offer to acquire all of the shares in ICB Shipping Aktiebolag
(publ) ("ICB"), a publicly traded Swedish company whose principal assets consist of modern tanker vessels (the "ICB Transaction").

ICB owns and/or operates a fleet of twelve vessels consisting of six VLCCs and six Suezmax tankers. The final form of the offer was an offer to acquire all of the shares of ICB in exchange for SEK 130 in cash for each of the A-shares and SEK 115 in cash for each of the B-shares. The total acquisition price was estimated to be $423 million, financed primarily by a US $300 million loan facility ("ICB facility") with Chase Manhattan Bank ("Chase"). During September and October 1997, Frontline acquired ICB shares for an approximate purchase price of $215 million. Through the tender offer, Frontline acquired 51.7 per cent of the outstanding shares of ICB. However, the shares purchased, 14,428,078 Class B shares and 148,663 Class A shares, provided Frontline with only
31.4 per cent of the ICB voting power. On January 8, 1998, Frontline withdrew its bid for the remaining outstanding shares of ICB. The Company has made further share purchases in the market during 1998, and at December 31, 1998 had 34.2 per cent of the voting power.

The Company has not been able to control, or exercise significant influence over, ICB. Accordingly, the Company is accounting for its investment in ICB as an available-for-sale security in accordance with SFAS 115. The Company has reclassified the ICB investment from current to non-current, due to its ability and intent to retain its investment for an undefined period of time sufficient to allow for any anticipated recovery in ICB's market value.

During 1998 and the first half of 1999, a delegation of the Company's Board has, on different occasions, met with a delegation of ICB's Board in order to try to find a mutually acceptable solution to the ownership situation. The Company's strategy is unchanged and is concentrated around a potential consolidation of the two companies. The Board remains cautiously optimistic about the likelihood of finding a solution to the on-going deadlock, which will soon have lasted for two years.

As of June 30, 1999, the Company owns shares representing approximately 68 per cent of the equity of ICB and approximately
44 per cent of the voting power of ICB.

INDEPENDENT TANKERS CORPORATION TRANSACTION

In May 1998, the Company acquired control of three shipowning and/or leasing structures which are organized in a non-recourse holding company, Independent Tankers Corporation ("ITC"). The Company acquired ITC for $9.5 million. The Company's investment in ITC was subsequently sold to Hemen Holding Ltd. ("Hemen"), the principal shareholder in the Company, for $9.5 million with effect from July 1, 1998. The acquisition and sale of ITC are treated as occurring on the same date for accounting purposes as a result of the common control relationship between the Company and Hemen. The results of ITC are therefore not consolidated in the Company's financial statements for any period in 1998. The Company is the manager of the underlying operating companies and has received a five year fair value call option from Hemen to buy back ITC.

SIGNIFICANT RECENT DEVELOPMENTS

On October 20, 1998 the Company announced that at its Annual General Meeting held on October 19, 1998, shareholders had voted to approve a one-for-ten reverse stock split (share consolidation). As a result of the reverse stock split, the Company's share capital has been consolidated into one new Ordinary Share of $2.50 par value each (the "New Shares") for every ten Ordinary Shares of $0.25 par value each (the "Old Shares"). The ratio of the Company's American Depositary Receipts ("ADRs") which are traded on Nasdaq National Market, has also changed from one ADR representing ten Old Shares to one ADR representing one New Share.

OPERATIONS

Similar to structures commonly used by other shipping companies, the Company's vessels are all owned by, or chartered to, separate subsidiaries. Frontline Management AS ("Frontline Management"), a wholly-owned subsidiary of the Company, supports the Company in the implementation of its decisions. Frontline Management is responsible for the commercial management of the Company's shipowning subsidiaries, including chartering and insurance. Each vessel owned by the Company is registered under Liberian, Singaporean, Norwegian or Panamanian flag. The Company's vessels are managed by the independent ship management companies Acomarit Shipmanagement Ltd. ("Acomarit"), International Tanker Management, V Ships Norway and affiliates (together the "Managers"). Pursuant to management agreements, each Manager provides operations, ship maintenance, crewing, technical support, shipyard supervision and related services to the Company. The accounting management services for each of the shipowning subsidiaries of the Company are provided by the Managers.

FURTHER EXPANSION OF FLEET

The shipping industry is highly cyclical, experiencing volatility in profitability, vessel values and charter rates. In particular, freight and charterhire rates are strongly influenced by the supply and demand for shipping capacity. The tanker market in general has been depressed for a number of years, largely as a result of an excess of tonnage supply over demand. In 1994, the VLCC sector of the tanker market appeared to be at or near a cyclical low. Although subject to continuing volatility and cyclicality, these markets have generally improved since that time. The charter rates that the Company is able to obtain for its vessels are determined in a highly competitive market. The industry is cyclical, experiencing significant swings in profitability and asset values resulting from changes in the supply of and demand for vessels. The rates obtained in both the VLCC and Suezmax sectors remained relatively strong in the first half of 1998, following steady improvement since 1995. The rate gains in the past few years have been the result of growth in the world oil demand which, together with a modest increase in the supply of tankers, created a better supply/demand balance. Freight rates weakened in the second half of 1998 and the tanker market is expected to continue to be weak in the foreseeable future as a result of OPEC oil production cuts to support oil prices, relatively high world oil inventories, weakness in oil demand due to the continued Southeast Asian economic crisis as well as the onset of a recession in Latin America and the relatively large tanker newbuilding delivery schedule.

In addition, the Company believes that fleet size in the industrial shipping sector is increasingly important in negotiating terms with major clients and charterers. The Company believes that a large, high-quality VLCC, Suezmax and Suezmax OBO fleet will enhance its ability to obtain flexible terms from suppliers and shipbuilders and to produce cost savings in chartering and operations.

Based on these considerations, the Company intends to look for further opportunities to expand its fleet and acquire additional VLCCs and Suezmax tankers. Frontline believes that VLCC and Suezmax freight rates and market values will support such expansion. Due to the aging profile of the existing world fleet, enforcement of environmental regulations and customer demand, the Company believes that there will be increased demand for modern VLCCs and Suezmax tankers needed to carry the world oil trade during the early 2000s. As a result, opportunities exist for selective investment in VLCC and Suezmax tankers built in the 1990s which are in good operating condition, with prospects to yield operating profits and capital gains over the next several years. Although VLCC freight rates and market values are volatile, the Company believes that investment in such VLCC and Suezmax tankers in today's market carries a limited amount of downside risk while offering the prospect of significant upside potential.

As part of its vessel acquisition policy, the Company conducts a physical inspection of each tanker and examines its construction, prior ownership, operating history and classification records. Among the secondhand VLCC and Suezmax tankers which the Company may purchase are tankers subject to existing bareboat charters or leases with major oil companies such as in the case of the ITC's subsidiaries. The Company may also purchase options to acquire such tankers at the expiration of such bareboat charters or leases. The Company cannot guarantee that its policy will be successful.

INSPECTION BY A CLASSIFICATION SOCIETY

Every commercial vessel's hull and machinery is "classed" by a classification society authorized by its country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of such classification society and complies with applicable rules and regulations of the country of registry of the vessel and the international conventions to which that country is a member. The Company's vessels have all been certified as "in class."

Each vessel is inspected by a surveyor of the classification society every year, every two and a half years and every four to five years. Should any defects be found, the classification surveyor will issue a "recommendation" for appropriate repairs which have to be made by the shipowner within the time limit prescribed.

CUSTOMERS

Customers of the Company include major oil companies, petroleum products traders, government agencies and various other entities. During the year ended December 31, 1998 no customer accounted for 10 per cent or more of consolidated freight revenues. In the years ended December 31, 1997 and 1996, Valero Refining and Marketing accounted for 10 per cent or more of consolidated freight revenues.

COMPETITION

The market for international seaborne crude oil transportation services is highly fragmented and competitive. Seaborne crude oil transportation services generally are provided by two main types of operators: major oil company captive fleets (both private and state-owned) and independent shipowner fleets. In addition, several owners and operators pool their vessels together on an ongoing basis, and such pools are available to customers to the same extent as independently owned and operated fleets. Many major oil companies and other oil trading companies, the primary charterers of the vessels owned or controlled by the Company, also operate their own vessels and use such vessels not only to transport their own crude oil but also to transport crude oil for third party charterers in direct competition with independent owners and operators in the tanker charter market. Competition for charters is intense and is based upon price, location, size, age, condition and acceptability of the vessel and its manager.

Competition is also affected by the availability of other size vessels to compete in the trades in which the Company engages.

EMPLOYEES

As of May 31, 1999, the Company and its subsidiaries employ 26 people in their respective offices in Bermuda, London, Oslo, Stockholm and Korea. The Company contracts with the Managers to manage and operate its vessels. See "Operations" above.

RISK OF LOSS AND INSURANCE

The business of the Company is affected by a number of risks, including mechanical failure of the vessels, collisions, property loss to the vessels, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, the operation of any ocean-going vessel is subject to the inherent possibility of catastrophic marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade.

Frontline Management is responsible for arranging for the insurance of the Company's vessels in line with standard industry practice. In accordance with that practice, the Company maintains marine hull and machinery and war risks insurance, which includes the risk of actual or constructive total loss, and protection and indemnity insurance with mutual assurance associations. The Company from time to time carries insurance covering the loss of hire resulting from marine casualties in respect of some of its vessels. Currently, the amount of coverage for liability for pollution, spillage and leakage available to the Company on commercially reasonable terms through protection and indemnity clubs and providers of excess coverage is $700 million per vessel per occurrence and $750 million per vessel per occurrence in California. Protection and indemnity clubs are mutual marine indemnity associations formed by shipowners to provide protection from large financial loss to one member by contribution towards that loss by all members.

The Company believes that its current insurance coverage is adequate to protect against the accident-related risks involved in the conduct of its business and that it maintains appropriate levels of environmental damage and pollution insurance coverage, consistent with standard industry practice. However, there is no assurance that all risks are adequately insured against, that any particular claims will be paid or that the Company will be able to procure adequate insurance coverage at commercially reasonable rates in the future.

REGULATION

The business of the Company and the operation of its vessels are materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country of their registration. Because such conventions, laws and regulations are often revised, the Company cannot predict the ultimate cost of complying with such requirements or the impact of such requirements on the resale price or useful life of its vessels. The Company is required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to its operations. Subject to the discussion below and to the fact that the kinds of permits, licenses and certificates required for the operation of the vessels owned by the Company will depend upon a number of factors, the Company believes that it has been and will be able to obtain all permits, licenses and certificates material to the conduct of its operations.

The Company believes that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers will impose greater inspection and safety requirements on all vessels in the tanker market and will accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand in the seaborne refined petroleum products transportation industry for vessels that are able to conform to the stricter environmental standards currently being imposed throughout the world. All of the Company's vessels built since 1991 and all of the vessels the Company has on order comply with the requirements of OPA 90 for trading in the United States and with the rules and regulations of the International Maritime Organization ("IMO"). In addition, the Company maintains operating standards for all of its vessels that emphasize operational safety, quality maintenance, continuous training of its crews and officers and compliance with United States and international regulations.

On March 6, 1992, the IMO adopted regulations which set forth new and upgraded requirements for pollution prevention for tankers. These regulations apply to owners and operators of vessels, the country under whose flag the Company's vessels are registered and provide, in part, that (i) tankers between 25 and 30 years old must be of double hull construction or of a mid-deck design with double side construction, unless they have wing tanks or double bottom spaces, not used for the carriage of oil, which cover at least 30 per cent of the length of the cargo tank section of the hull or are capable of hydrostatically balanced loading which ensures at least the same level of protection against oil spills in the event of collision or stranding, (ii) tankers 30 years or older must be of double hull construction or mid-deck design with double side construction, and (iii) all tankers will be subject to enhanced inspections. Some classification societies, the certificates of which evidence compliance with the IMO regulations, may implement these enhanced inspection requirements prior to the effective date of such regulations. Also, under the IMO regulations, a tanker must be of double hull construction or a mid-deck design with double-side construction or be of another approved design ensuring the same level of protection against oil pollution in the event that such tanker (i) is the subject of a contract for a major conversion or original construction on or after July 6, 1993, (ii) commences a major conversion or has its keel laid on or after January 6, 1994, or (iii) completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

In addition, many countries have adopted the International Convention on Civil Liability for Oil Pollution Damage 1969 ("CLC"), as amended by a 1976 protocol, a 1984 protocol and a 1992 protocol. Under the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Liability is currently limited to certain US dollar amounts based on the size of the vessel. The limit of liability is tied to a unit of account which varies according to a basket of currencies. At December 31, 1998, that limit was approximately $82.7 million if the country in which the damage results is a party to the 1992 protocol, which raised the maximum limit to that level. The right to limit liability is forfeited where the spill is caused by the owner's actual fault or privity and, under the 1992 protocol, where the spill is caused by the owner's intentional or reckless conduct. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern and liability is imposed either on the basis of fault or in a manner similar to the CLC.

All of the Company's newbuildings delivered during 1998 and 1999 and the vessels on order are of double hull construction and will comply with the IMO regulations upon their effective date. The Company cannot at the present time evaluate the likelihood of whether compliance with the new regulations regarding inspections of all vessels will adversely affect the Company's operations, or the magnitude of any such adverse effect, due to uncertainty of interpretation of the IMO regulations.

OPA 90 established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA 90 affects all owners and operators whose vessels trade to the United States or its territories or possessions or whose vessels operate in United States waters, which include the United States territorial sea and the two hundred nautical mile exclusive economic zone of the United States.

Under OPA 90, vessel owners, operators and demise charterers are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party (subject to certain statutory qualifications the effects of which have not been determined by any judicial interpretation), an act of God or an act of war) for all oil spill containment and clean-up costs and other damages arising from oil spills pertaining to their vessels. These other damages are defined broadly to include (i) natural resources damage and the costs of assessment thereof, (ii) real and personal property damages, (iii) net loss of taxes, royalties, rents, fees and other lost revenues, (iv) lost profits or impairment of earning capacity due to property or natural resources damage, (v) net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and (vi) loss of subsistence use of natural resources. OPA 90 limits the liability of responsible parties to the greater of $1,200 per gross tonne or $10 million per tanker (subject to possible adjustment for inflation). These limits of strict liability would not apply if the incident were proximately caused by violation of applicable United States federal safety, construction or operating regulations or by the responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities. The Company currently insures and, provided such insurance remains available at a commercially reasonable cost, plans to insure each of its vessels with pollution, spillage and leakage liability insurance in the amount of $700 million per vessel per occurrence. This is the amount currently available to the Company in the insurance market on commercially reasonable terms. The liability resulting from a catastrophic spill could exceed the insurance coverage available, in which event there could be a material adverse effect on the Company. See "Risk of Loss and Insurance." Additionally, under OPA 90, the liability of responsible parties, United States or foreign, with regard to oil pollution damage in the United States is not preempted by any international convention.

Under OPA 90, with certain limited exceptions, all newly built or converted tankers operating in United States waters must be built with double hulls conforming to particular specifications. Existing vessels which do not comply with the double hull requirement must be phased out over a 20-year period (1995-2015) based on size, age and place of off-loading, unless retrofitted with double hulls.

Notwithstanding the phase-in period, OPA 90 currently permits existing single hull tankers to operate until the year 2015 if
(i) their operations within United States waters are limited to discharging at LOOP or off-loading by means of lightering activities within authorized lightering zones more than 60 miles off-shore and (ii) they are otherwise in compliance with applicable laws and regulations.

OPA 90 expands the pre-existing financial responsibility requirements for vessels operating in United States waters and requires owners and operators of vessels to establish and maintain with the US Coast Guard evidence of insurance or of qualification as a self-insurer or other evidence of financial responsibility sufficient to meet their potential strict liability limit under OPA 90. The US Coast Guard has adopted regulations which require evidence of financial responsibility equal to the strict liability limit demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA 90, an owner or operator of more than one tanker is required only to demonstrate evidence of financial responsibility for the tanker having the greatest maximum strict liability limit under OPA 90.

The US Coast Guard's regulations concerning certificates of financial responsibility provide, in accordance with OPA 90, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility; and, in the event that such insurer or guarantor is sued directly, it is prohibited from asserting any defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. The Company currently maintains evidence of financial responsibility through Shoreline Mutual (Bermuda) Ltd. and The Shipowners Insurance and Guaranty Company Ltd. (SIGCO), commercial providers of such evidence.

Owners or operators of tankers operating in United States waters must file vessel response plans with the US Coast Guard and their tankers must operate in compliance with their US Coast Guard approved plans. Such response plans must, among other things,
(i) identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a "worst case" discharge, (ii) describe crew training and drills, and (iii) identify a qualified individual with full authority to implement removal actions.

OPA 90 specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and many states have enacted legislation providing for unlimited liability for oil spills. In some cases, states which have enacted such legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws. The Company intends to comply with all applicable state regulations in ports where the Company's vessels call.

The European Community ("EC") is considering legislation that will affect the operation of oil tankers. It is impossible to predict what legislation, if any, may be promulgated by the EC or any other country or authority.

The operation of the Company's vessels is also affected by the International Ship Management Code ("ISM Code"), which as of July 1, 1998, requires shipowners and bareboat charterers to develop an extensive "Safety Management System," which includes policy statements, manuals, standard procedures and lines of communication. Noncompliance with the ISM Code may subject the shipowner or bareboat charterer to increased liability and may lead to decreases in available insurance coverage for affected vessels, denial of permission to enter ports or detention by port authorities. Although compliance with the ISM Code is the responsibility of a bareboat charterer where its vessels are subject to such charters, the Company may become primarily responsible for compliance with the ISM Code if a bareboat charterer were to default in its obligations under its charters. All of the Company's vessels and their operators have received ISM certification.

THE COMPANY'S VESSELS

The Company operates a substantially modern fleet of 29 vessels consisting of nine Suezmax OBO carriers, eight VLCCs, eleven Suezmax tankers and one wood chip carrier. The Company owns 24 of such vessels through indirect wholly-owned subsidiaries and two of such vessels through limited partnerships. The Company also has two Suezmax tankers and two VLCCs on order. The following table sets forth the fleet operated by the Company as of June 30, 1999:

OWNED TONNAGE
                     APPROXIMATE                      TYPE OF
VESSEL             BUILT  DWT.     CONSTRUCTION FLAG1 EMPLOYMENT

VLCCs
Front Highness     1991   284,000  Single-hull  SG    Spot market
Front Lady         1991   284,000  Single-hull  SG    Spot market
Front Lord         1991   284,000  Single-hull  SG    Spot market
Front Duke         1992   284,000  Single-hull  SG    Time charter
Front Duchess      1993   284,000  Single-hull  SG    Spot market
Front Chief        1999   311,000  Double-hull  LR    Time charter
Front Commander2   1999   311,000  Double-hull  BA
Front Crown2       1999   311,000  Double-hull  BA

Suezmax OBO Carriers
Front Breaker      1991   169,000  Double-hull  LR    Spot market
Front Climber      1991   169,000  Double-hull  SG    Spot market
Front Driver       1991   169,000  Double-hull  LR    Spot market
Front Guider       1991   169,000  Double-hull  SG    Spot market
Front Leader       1991   169,000  Double-hull  SG    Spot market
Front Rider        1992   169,000  Double-hull  SG    Spot market
Front Striver      1992   169,000  Double-hull  SG    Spot market
Front Viewer       1994   169,000  Double-hull  SG    Spot market

Suezmaxes
Lillo              1991   141,000  Single-hull  LR    Time charter
Front Emperor      1992   147,000  Single-hull  SG    Spot market
Front Spirit       1993   147,000  Single-hull  LR    Spot market
Front Pride        1993   150,000  Double-hull  LR    Time charter
Front Glory        1995   150,000  Double-hull  NIS   Spot market
Front Splendour    1995   150,000  Double-hull  NIS   Spot market
Front Fighter      1998   153,000  Double-hull  LR    Spot market
Front Hunter       1998   153,000  Double-hull  LR    Spot market
Front Warrior      1998   153,000  Double-hull  LR    Spot market
Polytrader(40%)    1978   126,000  Single-hull  NO    Time charter
Polytraveller(35%) 1979   126,000  Single-hull  NO    Time charter
Front Sun2         2000   153,000  Double-hull
Front Sky2         2000   153,000  Double-hull

Wood Chip Carriers
World Wood         1974    57,000  Single-hull  LR    Spot market

CHARTERED IN TONNAGE
                   APPROXIMATE                        TYPE OF
VESSEL             BUILT  DWT      CONSTRUCTION FLAG  EMPLOYMENT

VLCCs
Front Century      1998   311,000  Double-hull  LR    Spot market
Front Champion     1998   311,000  Double-hull  LR    Spot market


OBO Carrier
Algarrobo          1984   156,000  Single-hull  NIS   Spot market

1.  BA - Bahamas, LR - Liberia, NO - Norway, NIS - Norwegian
International Ship Register,
    PA - Panama, SG - Singapore

2.  Vessel under construction

ITEM 2.  DESCRIPTION OF PROPERTY.

Other than its interests in the vessels described in Item 1, the Company owns no materially important physical properties. The Company leases office space in Hamilton, Bermuda. Frontline Management leases office space, at market rates, in Oslo, Norway from Sea Shipping AS, a company indirectly affiliated with Hemen, the Company's principal shareholder. Certain of the Company's subsidiaries lease office space in Stockholm, Sweden and London, England.

ITEM 3.  LEGAL PROCEEDINGS.

The Company is a party, as plaintiff or defendant, to several lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims arising from the operation of its vessels or in the ordinary course of business. The Company's management believes that the resolution of such claims will not have a material adverse effect on the Company's operations or financial condition.

ITEM 4.  CONTROL OF REGISTRANT.

The Company is indirectly controlled by another corporation (see below). The following table presents certain information regarding the current ownership of the Ordinary Shares with respect to (i) each person who is known by the Company to own more than 10 per cent of the Company's outstanding Ordinary Shares; and (ii) all directors and officers as a group as of June 30, 1999.

                                       ORDINARY       SHARES
OWNER                                  AMOUNT         PER CENT

Hemen Holding Ltd. (1)                 24,446,940     53.02%
All Directors and Officers
   as a group (6 persons) (2)          26,120,722     56.65%

(1) Hemen Holding Ltd. is a Cyprus holding company indirectly controlled by Mr. John Fredriksen, Chairman and Chief Executive
Officer of the Company.
(2)  Includes Ordinary Shares held by Hemen Holding Ltd.

ITEM 5.  NATURE OF TRADING MARKET.

The Company's Ordinary Shares are traded on the Oslo Stock Exchange ("OSE") under the Symbol "FRO" and on the London Stock Exchange ("LSE") under the symbol "FRO" ("LOFS" prior to May 13,
1998). The listing on the OSE was as a result of the Amalgamation and was with effect from May 12, 1998. The Company's ADSs, each of which represents one Ordinary Share, are traded on the Nasdaq National Market under the symbol "FRONY" ("LOFSY" prior to May 12, 1998). The ADSs are evidenced by American Depositary Receipts ("ADRs"). The ADRs are issued by The Bank of New York as Depositary. Prior to the transfer of Frontline to Bermuda and subsequent listing of its ordinary shares on the OSE, Frontline AB's shares were listed on the Stockholm Stock Exchange ("SSE"). See Item 1 "Description of Business - The Company".

The NASDAQ National Market is the Company's "primary listing". As an overseas company with a secondary listing on the LSE, the Company is not required to comply with certain listing rules applicable to companies with a primary listing on the LSE. The listing on the OSE is also considered to be a secondary listing.

The following table sets forth, for the two most recent fiscal years, the high and low closing prices for the Ordinary Shares on the OSE, the high and low closing prices for the ADSs as reported by the Nasdaq National Market and the high and low closing middle market quotations for the Ordinary Shares on the LSE as derived from its Daily Official List. In addition the table shows the high and low closing prices for Frontline AB's shares as reported on the SSE.
                     SSE           OSE           NASDAQ/NM       LSE (1)
                                   HIGH   LOW    HIGH    LOW     HIGH    LOW
                                                                 (in pounds
FISCAL YEAR ENDED                                                 sterling)
DECEMBER 31, 1997
First quarter        SEK85  SEK70                $14.50  $11.75  8.80    6.60
Second quarter       SEK89  SEK70                $14.50  $13.50  9.30    8.00
Third quarter                      NOK120 NOK88  $15.50  $12.63  9.70    8.10
Fourth quarter                     NOK121 NOK86  $16.50  $13.50  9.40    8.60

FISCAL YEAR ENDED
DECEMBER 31, 1998
First quarter                      NOK92  NOK65  $14.50  $12.00  9.20    6.50
Second quarter                     NOK82  NOK45  $13.00  $6.50   7.25    6.75
Third quarter                      NOK54  NOK19  $8.75   $4.25   7.25    5.25
Fourth quarter                     NOK21  NOK8   $5.00   $3.13   6.25    3.00

(1) The middle market quotations are computed from the daily official prices as derived from the "Daily Official List" of the LSE as of the close of such exchange on the relevant dates and do not necessarily reflect the actual price of the last transaction on the relevant dates.

As of May 31, 1999, the number of record holders of Ordinary Shares and ADSs in the United States was 21 and 4, respectively, excluding the Bank of New York as Depositary. At that date, an aggregate of 970,485 Ordinary Shares and 399,356 ADSs were held of record in the United States, excluding the Bank of New York as Depositary. Such holdings represent 2.97 per cent of the Ordinary Shares outstanding on that date.

ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING
SECURITY
HOLDERS.

The Company is classified by the Bermuda Monetary Authority as a non-resident of Bermuda for exchange control purposes.

The transfer of ADSs or Ordinary Shares between persons regarded as resident outside Bermuda for exchange control purposes may be effected without specific consent under the Exchange Control Act of 1972 and regulations thereunder and the issuance of Ordinary Shares (including shares to be represented by ADSs) to persons regarded as resident outside Bermuda for exchange control purposes may be effected without specific consent under the Exchange Control Act of 1972 and regulations thereunder. Issues and transfers of ADSs or Ordinary Shares involving any person regarded as resident in Bermuda for exchange control purposes require specific prior approval under the Exchange Control Act of 1972.

The owners of ADSs or Ordinary Shares who are ordinarily resident outside Bermuda are not subject to any restrictions on their rights to hold or vote their shares. Because the Company has been designated as a non-resident for Bermuda exchange control purposes, there are no restrictions on its ability to transfer funds in and out of Bermuda or to pay dividends to US residents who are holders of ADSs, other than in respect of local Bermuda currency.

As an "exempted company", the Company is exempt from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermudians.

As of May 31, 1999, 124,558 of the authorized and unissued Ordinary Shares were reserved for issue pursuant to subscription under existing warrants which can be exercised at any time up to December 31, 2003. As of May 31, 1999, 2,600,000 of the
authorized and unissued Ordinary Shares were reserved for issue pursuant to subscription under Frontline Warrants which can be exercised at any time up to May 11, 2001. See Item 12 "Options to Purchase Securities from Registrant or Subsidiaries". Under the conditions upon which the warrants were issued, certain restrictions and conditions apply to the Company for so long as the subscription rights under the warrants remain exercisable.

In connection with the Amalgamation, on May 11, 1998, the Company adopted revised Bye-laws. These Bye-laws contain certain restrictions with respect to the registration of shares which are summarized below:

(i) The Board may decline to register the transfer of any share held through the Verdipapirsentralen ("VPS"), the computerized central share registry maintained in Oslo, Norway, for bodies corporate whose shares are listed for trading on the OSE, if the registration of such transfer would be likely, in the opinion of the Board, to result in fifty per cent or more of the aggregate issued share capital of the Company or shares of the Company to which are attached fifty per cent or more of the votes attached to all outstanding shares of the Company being held or owned directly or indirectly, (including, without limitation, through the VPS) by a person or persons resident for tax purposes in Norway (or such other jurisdiction as the Board may nominate from time to time).

(ii) If fifty per cent or more of the aggregate issued share capital of the Company or shares to which are attached fifty per cent or more of the votes attached to all outstanding shares of the Company are found to be held or owned directly or indirectly (including, without limitation, through the VPS) by a person or persons resident for tax purposes in Norway (or such other jurisdiction as the Board may nominate from time to time), other than the Registrar in respect of those shares registered in its name in the Register as nominee of persons whose interests in such shares are reflected in the VPS, the Board shall make an announcement to such effect through the OSE, and the Board and the Registrar shall thereafter be entitled and required to dispose of such number of shares of the Company or interests therein held or owned by such persons as will result in the percentage of the aggregate issued share capital of the Company held or owned as aforesaid being less than fifty per cent.

ITEM 7.  TAXATION.

BERMUDA TAX CONSIDERATIONS

Bermuda currently imposes no tax (including a tax in the nature of an income, estate duty, inheritance, capital transfer or withholding tax) on profits, income, capital gains or appreciations derived by, or dividends or other distributions paid to US Shareholders of ADSs or Ordinary Shares. Bermuda has undertaken not to impose any such Bermuda taxes on US Shareholders of ADSs or Ordinary Shares prior to the year 2016 except in so far as such tax applies to persons ordinarily resident in Bermuda.

There is no income tax treaty between the United States and Bermuda pertaining to the taxation of income except in the case of insurance enterprises. There also is no estate tax treaty between the United States and Bermuda.

ITEM 8.  SELECTED FINANCIAL DATA.

The selected income statement data of the Company with respect to the fiscal years ended December 31, 1998, 1997 and 1996 and the selected balance sheet data of the Company with respect to the fiscal years ended December 31, 1998 and 1997 have been derived from the Company's Consolidated Financial Statements included herein and should be read in conjunction with such statements and the notes thereto. The selected financial data with respect to the fiscal years ended December 31, 1995 and 1994 and the selected balance sheet data with respect to the fiscal year ended December 31, 1996 has been derived from consolidated financial statements of the Company not included herein. Selected income statement data with respect to the year ended December 31, 1994, has not been provided since such financial information has not been prepared in accordance with US GAAP and expressed in US dollars. The following table should also be read in conjunction with Item 9 "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and Notes thereto included herein.

                             FISCAL YEAR ENDED DECEMBER 31,
                             1998   1997  1996    1995   1994
                      (in thousands, except per Ordinary Share data)

INCOME STATEMENT DATA:
Net operating revenues    $203,860 $197,197 $110,471  $134,953
Net operating income
 after depreciation       $72,455  $ 55,476 $  5,127  $22,164
Net income (loss)         $26,999  $ 17,395 $(13,981) $ 2,574
Earnings per Ordinary Share
 - basic and diluted      $  0.59  $   0.48 $  (0.92) $  0.20
Cash dividends per

 Ordinary Share           $    -   $     -  $     -   $    -

BALANCE SHEET DATA (AT END OF PERIOD):
Newbuildings under
 construction             $75,681  $48,474  $     -   $    -   $     -
Vessels and equipment,
 net                    $1,078,956 $  970,590 $831,981  $450,398   $427,818
Total assets            $1,379,521 $1,333,124 $921,113  $549,879   $523,122
Long-term debt
 (including
 current portion)         $883,021 $773,150   $561,942 $358,579    $330,039
Stockholders' equity      $457,681 $519,284   $327,700 $165,723    $163,149


ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS.

OVERVIEW

The following discussion should be read in conjunction with
Item 8 "Selected Financial Data" and the Company's audited
Consolidated Financial Statements and Notes thereto included herein.

The Company's principal focus and expertise are to serve major integrated oil companies and other customers that require transportation of crude oil and oil products cargoes. The Company owns and operates 24 vessels and operates a further three vessels. In mid 1998, the Company took delivery of three Suezmax newbuildings and in each of July and December 1998, the Company took delivery of a VLCC newbuilding. The VLCC newbuildings were subsequently sold to German KG Structures and leased back on bareboat charters for a period of eight years with the option on the buyer's side to extend the charter for 2+1+1 years. The Company has the right to extend the charter for 2 years, provided the buyer's options are exercised. In January 1999, the Company took delivery of a third VLCC newbuilding. As at June 30, 1999, the Company has on order two newbuilding VLCCs scheduled for delivery in 1999 and two newbuilding Suezmax tankers scheduled for delivery in 2000.

The Company's vessels are operated under either time charters, voyage charters or contracts of affreightment ("COAs"). The Company's strategy of seeking medium-term time charters, ranging from 1 year to 5 years, for a portion of its fleet is designed to provide a steady and reliable stream of revenues in order to mitigate the inherently cyclical nature of the tanker industry. Any downturn in the voyage charter market will affect those vessels not under time charter and may have a material adverse effect on the Company's operating results, cash flow from operations and liquidity.

A time charter is a contract for the use of a vessel for a specific period of time. A voyage charter is a contract for the use of a vessel for a specific voyage. Under a time charter, the charterer pays substantially all of the vessel voyage costs. Under a voyage charter, the vessel owner pays such costs. Vessel voyage costs are primarily fuel and port charges. Accordingly, for equivalent profitability, charter income under a voyage charter would be greater than that under a time charter to take account of the owner's payment of the vessel voyage costs. However, net operating revenues would be equal. It is standard industry practice to measure the revenue performance of a vessel in terms of average daily time charter equivalent earnings ("TCEs"). For voyage charters, this is calculated by dividing net operating revenues by the number of days on charter. Days spent offhire are excluded from this calculation.

In 1998, in order to increase the Company's market share in the Suezmax trades and increase the trading flexibility, the Company and OMI Corporation, a major international shipping company, combined Suezmax tanker fleets for commercial purposes and created Alliance Chartering LLC ("Alliance"). Alliance currently markets 27 Suezmax tankers, of which 24 tankers are employed in the Atlantic market, comprising approximately 20 per cent of the total Suezmaxes trading in the Atlantic basin. Alliance's control of the largest modern fleet of Suezmaxes has enabled it to strengthen relationships and obtain contracts with a number of customers. These contracts may allow Alliance the opportunity to increase its Suezmax fleet utilization through backhauls when cargo is available (that is, transporting cargo on the return trip when a ship would normally be empty) which will improve vessel earnings.

The charter rates that the Company is able to obtain for its vessels are determined in a highly competitive market. The industry is cyclical, experiencing significant swings in profitability and asset values resulting from changes in the supply of and demand for vessels. The rates obtained in both the VLCC and Suezmax sectors remained relatively strong in the first half of 1998, following steady improvement since 1995. The rate gains in the past few years have been the result of growth in the world oil demand which, together with a modest increase in the supply of tankers, created a better supply/demand balance. Freight rates weakened in the second half of 1998 and the tanker market is expected to continue to be weak in the foreseeable future as a result of OPEC oil production cuts to support oil prices, relatively high world oil inventories, weakness in oil demand due to the continued Southeast Asian economic crisis as well as the onset of a recession in Latin America and the relatively large tanker newbuilding delivery schedule.

The following table sets out the daily TCEs earned by the

Company's fleet over the last three years:

                                   1998       1997     1996
(in $ per day)
VLCC                               31,800     32,700   27,700
Suezmax                            22,400     24,800   26,800
Suezmax OBO                        21,800     25,500   23,000

Any improvement in freight rates in the crude oil market will be largely dependent upon improvement in the Far East and Latin American economic conditions as well as an increase in the rate of tanker scrappings in view of the relatively high tanker orderbook for delivery in the foreseeable future.

In the fourth quarter of 1997, management determined that the useful life of its vessels was 25 years rather than 20 years as previously estimated. A change in accounting estimate was recognized to reflect this decision, resulting in an increase in net income of approximately $3,600,000 in the fourth quarter.

SIGNIFICANT RECENT DEVELOPMENTS

See Item 1 - "Description of Business - Significant Recent
Developments".

RESULTS OF OPERATIONS

Year ended December 31, 1998, compared with the year ended
December 31, 1997

Total net operating revenues increased by 3 per cent in 1998 from $197.2 million to $203.9 million. This increase reflects the increase in the size of the fleet, offset by lower trading results in all sectors in which the Company operates, due presently to the state of the tanker market. The average daily TCEs earned by the VLCCs, Suezmax tankers, and Suezmax OBO carriers were $31,800, $22,400 and $21,800 compared with $32,700,
$24,800 and $25,500 for 1997. The total days technical offhire, including drydockings, were 135 compared with 122 in 1997.

In 1998, the Company sold two VLCCs and one woodchip carrier, thereby recording a net loss on the sales of $1.5 million.
For 1998, earnings before interest, tax, depreciation and amortization, including earnings from associated companies were $126.9 million, compared with $116.8 million for the comparable period. This result reflects the contribution of the expanded fleet and reduced administrative expenses, offset by lower trading results in all sectors in which the Company operates and a loss on the sale of the two VLCCs to German KGs.

Average daily operating costs, including provisions for drydockings, decreased for the Suezmax and Suezmax OBO fleets in 1998 as the benefits of a new ship management and cost reduction program were realized. The average daily operating costs of the VLCCs, Suezmax tankers, and OBOs, including dry-docking and insurance costs, were $7,600, $6,400 and $6,700 in 1998 compared with $6,700, $7,500 and $7,000 for 1997. The increase in the average daily operating costs of the VLCCs reflects expenditure on structural maintenance for two of the older vessels. Administrative expenses decreased by 31 per cent, primarily due to a non-recurring charge for re-domiciling costs in 1997. In 1998, the Company has undertaken a further cost reduction program and aims to reduce operating costs by an additional $500 to $750 per vessel per day.

Depreciation decreased by nine per cent in 1998 due to the change in the depreciation schedule for the fleet from 20 to 25 years in the fourth quarter of 1997.

Net other expenses for 1998 were $48.2 million (1997 - $42.6 million). This increase reflects the increased average level of debt associated with the fleet expansion, offset by a dividend received from ICB in the second quarter of 1998.

YEAR ENDED DECEMBER 31, 1997, COMPARED WITH YEAR ENDED DECEMBER
31, 1996

In late 1996, Frontline acquired all of its VLCC tankers, two
Suezmax OBOs and one Suezmax tanker. In the Fall of 1997,
Frontline acquired a further four Suezmax tankers. This fleet expansion, combined with improved rates for the VLCCs and Suezmax
OBOs, had a significant effect on the 1997 results.

Total net operating revenues increased by 79 per cent from $110.5 million in 1996 to $197.2 million in 1997. This increase reflects the increase in the size of the fleet and the improved rates for the VLCCs and Suezmax OBOs as shown in the table above. The average daily TCEs earned by the VLCCs, Suezmax tankers, and Suezmax OBO carriers were $32,700, $24,800 and $25,500 compared with $27,700, $26,800 and $23,000 for 1996. The total days technical offhire, including drydockings, were 122 compared with 60 in 1996.

For 1997, earnings before interest, tax, depreciation and amortization, including earnings from associated companies were $112.2 million, compared with $38.9 million in 1996. This result reflects the contribution of the expanded fleet, offset by a one off charge for redomiciling.

A cost reduction program initiated in late 1996/early 1997 reduced the operating costs for the fleet. The average daily operating costs of the VLCCs, Suezmax tankers, and OBOs, including dry-docking and insurance costs, were $6,700, $7,500 and $7,000, respectively for 1997 and $5,800, $10,400 and
$7,900, respectively  for 1996.

In the fourth quarter of 1997, management determined that the useful life of its vessels was 25 years rather than 20 years as previously estimated. A change in accounting estimate was recognized to reflect this decision, resulting in an increase in net income of approximately $3.6 million in the fourth quarter.

Net other expenses for 1997 were $42.6 million (1996 - $22.6 million). This increase reflects the increased average level of debt associated with the fleet expansion.

LIQUIDITY AND CAPITAL RESOURCES

The Company operates in a capital intensive industry and has historically financed its purchase of tankers and other capital expenditures through a combination of cash generated from operations, equity capital and borrowings from commercial banks. The liquidity requirements of the Company relate to servicing its debt, finding the equity portion of investments in vessels, funding working capital and maintaining cash reserves against fluctuations in operating cash flows.

Revenues from time charters are received monthly in advance while revenues from voyage charters are received upon completion of the voyage. Accounts receivable are generally collected on a timely basis. Inventory requirements, consisting primarily of fuel, lubricating oil and spare parts, are higher for voyage charters, due to the majority of these items being paid for by the charterer under a time charter. The expansion of the fleet in fiscal year 1998 has resulted in increased working capital requirements.

As of December 31, 1998 and 1997, the Company has cash and cash equivalents of $74.0 million and $86.9 million, respectively. The Company generated cash from operations of $74.9 million in 1998, compared with $67.4 million in 1997. Net cash used in investing activities decreased from $283.3 million in 1997 to $149.3 million. In 1998, investing activities consisted primarily of payments for vessel acquisitions, totaling $352 million compared with $51.8 in 1997. However, the sale of the two VLCCs generated cash of approximately $165 million in 1998 compared with $50.6 million on the sale of the three Panamaxes in 1997. In 1997, Frontline paid a net amount of $69.7 million for the acquisition of LOF and $220.6 million for shares in ICB. A further $10.4 million was invested in ICB in 1998.

The Company generated net cash from financing activities of $61.5 million in 1998, compared with $244.7 million in 1997. In 1998, proceeds from long-term debt were $327.8 million of which $230.2 million related to traditional bank type financing of vessels and $97.6 million was in the form of loans from Metrogas Holdings and an affiliated company, see below. See Item 13. " Interest of Management in Certain Transactions". Repayments were $265.2 million in 1998. In 1997, Frontline generated cash of $165.5 million from two issues of equity.

The Company had total interest bearing debt as of December 31, 1998, in the amount of $883.0 million. Of this debt, $66.5 million was related to a loan made by The Chase Manhattan Bank to the Company to partially finance the ICB Transaction. This ICB facility was extended for another twelve months until September 1999, and has since been reduced to $56.5 million.

On June 16, 1999, Skandinaviska Enskilda Banken ("SEB") , the Company's largest bank syndicate, agreed to change the loan profile on the facility provided to the Company. Present quarterly installments will be reduced to $8.4 million from $10.5 million with a resultant increase in the final installment due on November 28, 2003 from $136.5 million to $174.3 million. This reduction in quarterly installments will boost the Company's liquidity by $37.8 million during the remaining period of the loan, equivalent to $8.4 million per annum.

On June 29, 1999, the Company signed a loan agreement for refinancing the vessel "Lillo". The loan was drawndown on June 30, 1999, and partly used to repay the portion relating to Lillo under the SEB facility discussed above. The net effect of the refinancing was to improve the Company's liquidity by $9.2 million.

In December 1997, the three Suezmaxes owned originally by LOF were refinanced. The last and major part of this loan was drawn down at the time of the Amalgamation in May, 1998. At the same time, Frontline repaid the related $75 million share acquisition loan. The first two Suezmax newbuildings delivered in 1998 were financed by a facility established in December 1997; the third Suezmax and the first VLCC new building were financed by facilities signed in May and July 1998. The aforementioned VLCC was subsequently sold to a German KG along with the second delivered VLCC, and leased back. By converting the financing of these two VLCCs from traditional bank financing to sale and lease back, Frontline was able to free a substantial amount of cash and thereby improve its liquidity position.

In December 1998 and March 1999, the third and fourth VLCCs were financed through traditional bank financing. A commitment has been received for the financing of the final VLCC newbuilding. It is the management's intention to secure financing on the two remaining Suezmax newbuildings to be delivered in 2000 as soon as the VLCC program is finalized.

Metrogas Holdings ("Metrogas"), a company related to the Company's Chairman, had outstanding as of December 31, 1998 a specific loan of $89.0 million provided to the Company. This loan has since been converted to a separate long-term financing facility as described below.

As of December 31, 1998, the Company did not comply with the equity ratio covenants in a number of the loan agreements. During 1999, management initiated discussions with the Company's lending banks with the purpose of lowering the breached covenant requirements in such loan agreements at least until January 1, 2001. The requested changes were made with the intention of making the Company's financing arrangements more flexible in the event of a prolonged negative market scenario, including falling second-hand prices. Included in the request for changes was a proposal to subordinate the $89.0 million loan given by Metrogas (the "Subordinated Loan") to loans given by the Company's lending banks. In addition, the proposal included reclassifying the Subordinated Loan as equity for the purposes of calculating the Company's equity ratio.

As of July 13, 1999, the discussions with Metrogas and the Company's lending banks have been finalized and the Company and Metrogas have signed a Subordinated Convertible Loan Facility Agreement. Accordingly, the Company has received acceptance of reduced covenant levels from all but one of the Company's 19 lending banks. This one bank, however, is subject to the authority of the majority lenders, who have agreed to accept lower covenant levels until January 1, 2001.

SEASONALITY

Historically, oil trade and therefore charter rates increased in the winter months and eased in the summer months as demand for oil in the Northern Hemisphere rose in colder weather and fell in warmer weather. Seasonal variations in the Company's revenues still exist but are much less pronounced than they once were due to a number of factors. The tanker industry in general is less dependent on the seasonal transport of heating oil than a decade ago as new uses for oil and oil products have developed, spreading consumption more evenly over the year.

INFLATION

Although inflation has had a moderate impact on operating expenses, drydocking expenses and corporate overheads, management does not consider inflation to be a significant risk to direct costs in the current and foreseeable economic environment. In addition, in a shipping downturn, costs subject to inflation can usually be controlled because shipping companies typically monitor costs to preserve liquidity and encourage suppliers and service providers to lower rates and prices. However, in the event that inflation becomes a significant factor in the world economy, inflationary pressures could result in increased operating and financing costs.

RECENTLY ISSUED ACCOUNTING STANDARDS AND SECURITIES AND EXCHANGE
COMMISSION RULES

In 1998, the Company has adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". The adoption of this standard has not had a material impact on the Company's consolidated financial statements since management considers the Company to currently only operate in one market segment.

SFAS No. 133, "Accounting for Derivatives and Hedging Activities", is effective January 1, 2001 for the Company and requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The Company has not completed its assessment of the impact that the adoption of SFAS No. 133 will have on the Company's consolidated financial statements.

THE YEAR 2000 PROBLEM

The common practice of using 2 digits to represent the year in computer databases, software applications and microprocessors, which may cause such computer systems to either shut down completely or provide incorrect calculations by the year 2000, is known as the Year 2000 Problem. This problem will affect the shipping industry since most ship management companies and shipowning companies, such as the Company, rely on date dependent computer systems. Computer systems on board vessels which are likely to be affected or even disabled, include satellite position control systems, radar mapping, ballast monitoring systems, engine vibration monitors, cargo loading software, global maritime distress and safety system equipment. The Company maintains manual back-up systems, procedures and equipment on its vessels to navigate, position and ensure the safety of its vessels in the event of computer systems failure or malfunction. Onshore systems that may be affected include computer dependent vessel maintenance and payroll systems. Port authorities, communication networks, customers and creditors also rely on computer-generated information which is date reliant.

State of Readiness
The Company has taken steps to evaluate the action required, and likely costs, to ensure that its systems will be year 2000 compliant ("Y2K") including its own internal systems, the systems of its independent Managers and the systems on board the Company's vessels. As a result of this action, the Company believes the Year 2000 Problem will not pose significant operational problems for these computer systems. However, the Year 2000 readiness of the Company's customers, suppliers and business partners may vary. All newbuildings delivered in 1998 and 1999, and the remaining vessels in the current newbuilding program, scheduled to be delivered later in 1999 and in 2000, are guaranteed by the shipyard to be Y2K compliant.

The Company has, through its Managers, developed plans that outline the Company's procedures to become Y2K compliant. The Managers are required to report quarterly to the Company on implementation of the plans to become Y2K compliant. The Y2K compliance procedures for V Ships Norway and International Tanker Management have been certified by the classification society, Det Norske Veritas. The third manager, Acomarit, is making use of Real Time Engineering in its efforts to ensure Y2K compliance. Internal office systems have also been reviewed by an individual appointed by management. The procedures to be performed by the individuals appointed responsible for Y2K compliance include the following: identification of equipment and assessment as to its Y2K readiness, remediation strategies and remediation costs. The Company has initiated formal communications with suppliers and other customers which the Company does business with, to determine the extent to which the Company is vulnerable to those third parties failure to remedy their own Y2K issue. Based on responses received from vendors, to date, the Company is not aware of any significant investments in assets that are not Y2K compliant. The Company cannot predict the outcome of other companies' remediation efforts.

The Company expects all critical systems and products to be Y2K compliant as of November 1999. As of May 31, 1999, an estimated
95 per cent of the accounting systems and 75 per cent of the ship hardware is Y2K compliant.

Costs
Based on the Company's evaluation of Y2K compliance to date there is no reason to believe that any required modifications will subject the Company to substantial expenditure. The Company has already paid $0.11 million relating to Y2K compliance and estimates further expenditure of approximately $0.13 million.

Based on its current estimates and information currently available, the Company does not anticipate that costs associated with Y2K will have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows in future periods.

Risk Assessment
At this time, until the process is tested, the Company cannot fully estimate the risks of its Y2K issue. To date, the Company has not identified any material risks of not being year 2000 ready. However, if a risk should subsequently arise, the Company would identify its effects and remedy by the contingency plan, see below.

Contingency Plan
The Company relies on vendor guarantees that critical systems are Y2K compliant. Therefore, the Company anticipates that those critical systems will function properly.

The Company does not anticipate that any of their critical and non-critical systems will not be Y2K compliant by the required completion dates. There are no critical and unique high volume systems for which a contingency plan may not be possible. Further, if the computer system would go down, the Company plans to revert to manual procedures, which will be reviewed and tested during 1999.

The foregoing disclosure is based on the Company's current expectations, estimates and projections, which could ultimately prove to be inaccurate. Because of uncertainties, the actual effects of the Year 2000 issues on the Company may be different from the Company's current assessment. Factors, many of which are outside the control of the company and that could affect the Company's ability to be Year 2000 compliant by the end of 1999, include: the failure of customers, suppliers, governmental entities and others to achieve compliance, and the inability or failure to identify all critical Year 2000 issues, or to develop appropriate contingency plans for all Year 2000 issues that ultimately may arise.

ITEM 9A:  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
RISK

MARKET RISK

The Company is exposed to various market risks, including interest rates. The exposure to interest rate risk relates primarily to its debt and related interest rate swaps. The majority of this exposure is the floating rate debt, which totaled $840.7 million at December 31, 1998. The Company has entered into interest rate swap agreements to manage its exposure with interest rates by locking in fixed interest rates from floating rates. At December 31, 1998, there were eleven swaps with a total notional principal of $441.2 million. The swap agreements have various maturity dates from February 1999 to August 2003, and the Company would have had to pay $7.1 million to terminate the agreements as of December 31, 1998. The maximum exposure to the interest rate swaps is $386.7 million. A one per cent change in interest rates would increase / decrease the interest expense by $4.5 million per year as of December 31, 1998.

The fixed rate debt on the balance sheet and the fair market value were $18.8 million as of December 31, 1998. If the interest rate was to increase (decrease) by one per cent with all other variables remaining constant, the market value of the fixed rate debt would decrease (increase) by approximately $0.3 million.

Marketable equity securities held by the Company are considered to be available-for-sale securities and as such are carried at fair value with resulting unrealized gains and losses, net of deferred taxes if any, recorded as a separate component of other comprehensive income in stockholders' equity. As a result, the Company's equity is exposed to fluctuations in the share price of marketable securities considered to be available-for-sale. A ten per cent change in the market value of such securities would increase (decrease) equity by $11.0 million as of December 31, 1998.

The majority of the Company's transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. Certain of the Company's subsidiaries report in Sterling, Swedish kronor or Norwegian kroner and risks of two kinds arise as a result: a transaction risk, that is, the risk that currency fluctuations will have a negative effect on the value of the Company's cash flows; and a translation risk, the impact of adverse currency fluctuations in the translation of foreign operations and foreign assets and liabilities into U.S. dollars for the Company's consolidated financial statements. The Company has not entered into forward contracts for either transaction or translation risk, which may have an adverse effect on the Company's financial condition and results of operations.

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT.

Information concerning each director and executive officer of the Company is set forth below.

NAME                      AGE      POSITION

John Fredriksen           55       Chairman, Chief Executive

Officer,
                                    President and Director
Tor Olav Troim            36       Vice-President and Director
A. Shaun Morris           39       Director
Timothy J. Bridges        35       Director
Tom E. Jebsen             41       Chief Financial Officer
                                    of Frontline Management
Kate Blankenship          34       Chief Accounting Officer
                                    and Company Secretary

Certain biographical information about each of the directors and executive officers of the Company is set forth below.

John Fredriksen has been the Chairman of the Board, Chief Executive Officer, President and a director of the Company since November 3, 1997. He was previously the Chairman and Chief Executive Officer of Frontline. Mr. Fredriksen has served for over six years as a director of Sea Tankers Management Co. Ltd. ("Sea Tankers"), a ship operating company and an affiliate of the Company's principal shareholder. Mr. Fredriksen indirectly controls Hemen.

Tor Olav Troim has been Vice-President and a director of the Company since November 3, 1997. He previously served as Deputy Chairman of Frontline from July 4, 1997, and was a director of Frontline from July 1, 1996. Mr. Troim also serves as a director of Frontline AB, a wholly-owned subsidiary of the Company, and is the Chief Executive Officer of Frontline Management, which company supports the Company in the implementation of decisions made by the Board of Directors. Mr. Troim also serves as a consultant to Sea Tankers. He is a director of Aktiv Inkasso ASA and Northern Offshore ASA, both Norwegian publicly listed companies. Prior to his service with Frontline, from January 1992, Mr. Troim served as Managing Director and a member of the Board of Directors of DNO AS, a Norwegian oil company.

A. Shaun Morris has been a non-executive director of the Company since November 3, 1997. Mr. Morris has been a Partner at Appleby, Spurling & Kempe since April 1995, after joining the firm in 1988 as an associate, where he specializes in corporate/commercial law.

Timothy J. Bridges has been a non-executive director of the Company since June 11, 1999. He has been an attorney at Appleby, Spurling & Kempe since April 1996. During the period May 1993 through March 1996, Mr. Bridges was an attorney at Wilde Sapte, a United Kingdom law firm, and for approximately four years prior thereto, he was an attorney with the United Kingdom law firm of Norton Rose.

Tom E. Jebsen has served as Chief Financial Officer of Frontline Management since June 1997. From December 1995 until June 1997, Mr. Jebsen served as Chief Financial Officer of Tschudi & Eitzen Shipping ASA, a publicly traded Norwegian shipowning company. Prior to December 1995, Mr. Jebsen served as Vice President of Dyno Industrier ASA, a publicly traded Norwegian explosives producer from 1991.

Kate Blankenship is Chief Accounting Officer and Secretary of the
Company. Mrs. Blankenship joined the Company in 1994. Prior to joining the Company, she was a Manager with KPMG Peat Marwick in Bermuda. She is a member of the Institute of Chartered
Accountants in England and Wales.

In accordance with the Bye-laws of the Company the number of Directors shall be such number not less than two as the Company by Ordinary Resolution may from time to time determine and each Director shall hold office until the next annual general meeting following his election or until his successor is elected.

On May 11, 1998, in connection with the Amalgamation, Dr. Ian
McGrath and Mr. Miles Kulukundis resigned as directors of the Company. On June 11, 1999, Mr. Kenneth Douglas resigned as director of the Company.

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS.

During the year ended December 31, 1998, the Company paid to its directors and officers of the Company (eight persons) aggregate cash compensation of $576,175 and an aggregate amount of $23,630 for pension and retirement benefits.

Directors and officers of the Company have been granted options to purchase Ordinary Shares. See Item 12 "Options to Purchase
Securities from Registrant or Subsidiaries".

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR
SUBSIDIARIES.

WARRANTS

As of June 30, 1999, 124,588 of the authorized and unissued Ordinary Shares were reserved for issue pursuant to subscription under the existing warrants (the "Old Warrants") which can be exercised at any time up to December 31, 2003 and 2,600,000 Ordinary Shares are reserved for issue pursuant to subscription under the Frontline Warrants which can be exercised at any time up to May 11, 2001.

Each Old Warrant entitles the holder to subscribe in cash for one Ordinary Share in the Company at a price of 4.00 pounds sterling, payable in full upon subscription, subject to adjustment in the event of any subdivision or consolidation of Ordinary Shares or similar event. As of June 30, 1999, of the 220,588 Old Warrants originally issued, 60,000 Old Warrants have been exercised and 36,030 Old Warrants have been repurchased by the Company.

Each Frontline Warrant entitles the holder to subscribe in cash for one Ordinary Share in the Company at a price of $15.91, payable in full upon subscription, subject to adjustment in the event of any subdivision or consolidation of Ordinary Shares or similar event. As of May 31, 1999, no Frontline Warrants have been exercised.

OPTIONS

As of June 30, 1999, 138,000 of the authorized and unissued
Ordinary Shares were reserved for issue pursuant to subscription under options granted under the Company's share option plans.

The Company maintains a Bermuda Employee Share Option Plan (the "Bermuda Plan") and a United Kingdom Employee Share Option Plan (the "U.K. Plan"). Under the terms of the plans, the exercise price for the options may not be less than the average of the fair market value of the underlying shares for the three dealing days before the date of grant. The number of shares granted under the plans may not exceed 7 per cent of the issued share capital of the Company. No consideration is payable for the grant of an option.

Under the Bermuda Plan, options may be granted to any director or employee of the Company or any subsidiary. Options are only exercisable during the period of nine years following the first anniversary date of the grant or upon the termination of the option holder from employment with the Company.

The following summarizes the share option transactions under the Bermuda Plan:

                                              Shares   Option
                                                       price
(in thousands, except per share data)                  per share

Granted December 13, 1993                     108      $15.00
Granted November 8, 1994                        4       13.82
Granted October 31, 1995                        3       13.48
Granted February 5, 1997                       19       11.73
Exercised                                      -          -
Canceled                                       (5)        -
                                              ----     ------

Options outstanding at June 30, 1999          129      $11.73
                                                       to 15.00
                                              =====    ========
Options exercisable at June 30, 1999          129      $11.73
                                                       to 15.00
                                              =====    ========

Under the U.K. Plan, options may be granted to any full-time director or employee of the Company or any subsidiary. Options are only exercisable during the period of seven years following the third anniversary date of the grant or upon the termination of the option holder from employment with the Company.

The following summarizes the share option transactions under the
U.K. Plan:
                                              Shares   Option
(price per share in pounds sterling)                   price
(in thousands, except per share data)                  per share

Granted January 5, 1994                         46         9.85
Granted November 8, 1994                        50         8.55
Granted October 31, 1995                        51         8.55
Granted February 5, 1997                        33         7.28
Exercised                                       (1)          -
Canceled                                      (170)          -
                                              -----        ------
Options outstanding at June 30, 1999             9         7.28
                                                           to 9.85
                                              =====        ======
Options exercisable at June 30, 1999             7         7.25
                                                           to 9.85
                                              =====        ======

As of June 30, 1999, the number of shares over which directors and officers have options is as follows:

DIRECTOR OR OFFICER                OPTIONS
John Fredriksen                    -
Tor Olav Troim                     -
Timothy J. Bridges                 -
A. Shaun Morris                    -
Tom E. Jebsen                      -
Kate Blankenship                   4,000
                                   ------
                                   4,000
                                   ======

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.

In June 1998, the Company obtained a loan of $87.5 million from Metrogas to finance the acquisition of the five VLCC newbuilding contracts described below. This loan bears interest at the rate of 6.75 per cent per annum. At December 31, 1998, an amount of $89 million was outstanding in respect of this loan, including interest accrued thereon. Interest expense recorded by the Company in 1998 in respect of this loan was $3,780,772.

In addition to the lending arrangement described above, Hemen affiliated parties have, during 1998, provided additional short term financing to the Company. Interest accrued at a rate of 6.75 per cent per annum. Interest expense recorded by the Company in 1998 in respect of such financing was $550,803.

In May 1999, Greenwich Holdings Ltd. ("Greenwich" - a company indirectly controlled by the Company's Chairman) extended a loan in the amount of $15,739,173 to the Company. The proceeds from the loan were used to finance the acquisition of shares in ICB Shipping AB. A loan agreement has been entered into in order to document the terms of this loan, such terms including the Company pledging the relevant shares in ICB Shipping AB to Greenwich's lender. Through this acquisition, the Company increased its holding in ICB to 64 per cent of the capital and 38 per cent of the votes.

In May 1998, the Company acquired control of three shipowning and/or leasing structures which are organized in a non-recourse holding company, ITC. The Company acquired ITC for $9.5 million. The Company's investment in ITC was subsequently sold to Hemen, the principal shareholder in the Company, for $9.5 million with effect from July 1, 1998. The acquisition and sale of ITC are treated as occurring on the same date for accounting purposes as a result of the common control relationship between the Company and Hemen. The results of ITC are therefore not consolidated in the Company's financial statements for any period in 1998. The Company is the manager of the underlying operating companies and has received a five year call option from Hemen to buy back ITC.

In September 1997, Frontline entered into an agreement with a company indirectly controlled by its Chairman, Mr. Fredriksen, to acquire the shares of Fourways Marine Limited, the owner of the 1993 built Suezmax tanker Sea Spirit (renamed Front Spirit), in exchange for 979,050 shares of Frontline at NOK 107.25 per share plus assumption of the company's debt. Operational control of the vessel was assumed on September 25, 1997. The share issuance to purchase Sea Spirit was valued and recorded at $41.7 million, which was $1 million less than three independent appraisals of the vessel's fair market value.

In connection with the formation of Frontline in April 1997, Frontline Management has leased office space in Oslo, Norway at market rates from Sea Shipping AS, a company indirectly affiliated with Hemen.

During 1996, 1997 and January 1998, Frontline acquired contracts for the construction and purchase of five Suezmax tankers at the Hyundai Heavy Industries Co. Ltd. shipyard in South Korea for delivery in 1998 and 2000 from single-ship owning companies affiliated with Hemen (the "Suezmax Newbuilding Companies"). Frontline acquired the contracts in consideration of the progress payments paid to that date by the Suezmax Newbuilding Companies. The first three of the Suezmax tankers were delivered during 1998. The remaining two vessels are scheduled to be delivered in 2000.

During 1997, Frontline received options from companies affiliated with Hemen to assume five contracts for the construction and purchase of five VLCCs to be built by Hyundai Heavy Industries Co. Ltd. in South Korea at a price of $81.5 million per vessel. These options were exercised in March 1998. No additional consideration in excess of the newbuilding contract prices was payable by Frontline upon exercise of such options. The first two VLCC newbuildings were delivered in 1998, the third in January 1999 and the remaining two are scheduled to be delivered in mid 1999.

During 1997, a company indirectly controlled by Frontline's Chairman purchased six Ultra Large Crude Carriers (ULCCs) from third parties. Subsequently, two of these vessels were sold. Frontline Management has entered into technical supervision agreements and commercial management agreements in respect of the remaining four vessels at market rates.

In addition, Frontline Management has entered into agreements for the technical management of the gas carriers Northern Snow, Northern Ice and Northern Lights I, and the woodchip carrier Sea Prince, and for the commercial management of Sea Prince, each owned by companies indirectly controlled by the Company's Chairman.

                                  PART II

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED.

Inapplicable.

                                 PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES.

Inapplicable.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
SECURITIES.

On December 6, 1996, the Company's Board of Directors adopted a Shareholder Rights Plan (the "Plan"). The Company adopted the Plan to protect shareholders against unsolicited attempts to acquire control of the Company that do not offer an adequate price to all shareholders or are otherwise not in the best interests of the Company and its shareholders. Under the Plan, each shareholder of record on December 20, 1996 received one right for each Ordinary Share held, and each registered holder of outstanding warrants received one right for each Ordinary Share for which they are entitled to subscribe. In addition, in connection with the Amalgamation, the Company issued in the aggregate 47,212,536 rights to Frontline's shareholders (44,612,536 of which rights were attached to the Ordinary Shares issued and 2,600,000 of which rights were attached to the Ordinary Shares underlying the New Warrants issued). The rights generally may not detach from the related Ordinary Shares. Each right entitles the holder to purchase from the Company one-quarter of an Ordinary Share at an initial purchase price of $1.50. The rights will become exercisable and will detach from the Ordinary Shares a specified period of time after any person has become the beneficial owner of 20 per cent or more of the Company's Ordinary Shares. The Plan was amended as of October 29, 1997 to provide that Frontline's purchase of Ordinary Shares pursuant to its tender offer in connection with its acquisition of LOF, would not result in the rights becoming exercisable.

If any person becomes the beneficial owner of 20 per cent or more of the Company's Ordinary Shares, each right will entitle the holder, other than the acquiring person, to purchase for the purchase price, that number of Ordinary Shares having a market value of eight times the purchase price.

If, following an acquisition of 20 per cent or more of the Company's Ordinary Shares, the Company is involved in certain amalgamations or other business combinations or sells or transfers more than 50% of its assets or earning power, each right will entitle the holder to purchase for the purchase price ordinary shares of the other party to the transaction having a market value of up to eight times the purchase price.

The Company may redeem the rights at a price of $0.001 per right at any time prior to a specified period of time after a person has become the beneficial owner of 20 per cent or more of its Ordinary Shares. The rights will expire on December 31, 2006, unless earlier exchanged or redeemed.

In connection with the Company's one-for-ten reverse stock split, the rights were adjusted pursuant to the Plan, so that there are currently ten rights attached to each outstanding Ordinary Share.

                                  PART IV

ITEM 17. FINANCIAL STATEMENTS.

Inapplicable.

ITEM 18. FINANCIAL STATEMENTS.

See the financial statements listed in Item 19 below and set forth in pages F-1 through F-20.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS.

The following documents are filed as a part of this Annual Report:

a)       Financial Statements
                                                           PAGE

Index to Consolidated Financial Statements                 F-1

Report of PricewaterhouseCoopers DA,
  Independent Accountants                                  F-2

Consolidated Statements of Operations for the
 years ended December 31, 1998, 1997 and 1996              F-3

Consolidated Balance Sheets as of
 December 31, 1998 and 1997                                F-4

Consolidated Statements of Cash Flows for the
 years ended December 31, 1998, 1997 and 1996              F-6

Consolidated Statements Changes in Stockholders'
 Equity for the years ended December 31, 1998,
 1997 and 1996                                             F-8

Notes to Consolidated Financial Statements                 F-10

All financial statement schedules are omitted because of the absence of conditions under which they are required or because the required information is set forth in the Consolidated Financial Statements and Notes thereto included herein.

b)       Exhibits

EXHIBIT
NUMBER   DESCRIPTION OF EXHIBIT

1.1 The Subregistrar Agreement related to the registration of certain securities issued by Frontline Ltd. in the Norwegian Registry of Securities Between Frontline Ltd. and Christiania Bank og Kreditkasse ASA together with the Form of Warrant Certificate and Conditions Attaching Thereto.
2.1 The Subordinated Convertible Loan Facility Agreement USD 89,000,000 dated July 13, 1999, Between Frontline Ltd. as Borrower and Metrogas Holdings Inc. as Lender.

                                SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              Frontline Ltd.
                                              ---------------
                                              (Registrant)

Date     July 15,1999              By         /s/ Kate Blankenship
         ------------------                   --------------------
                                              Kate Blankenship
                                              Chief Accounting Officer

Index to Consolidated Financial Statements



Index to Consolidated Financial Statements                 F-1

Report of PricewaterhouseCoopers DA,
 Independent Accountants                                   F-2

Consolidated Statements of Operations
 for the years ended December 31, 1998,
 1997 and 1996                                             F-3

Consolidated Balance Sheets as of
 December 31, 1998 and 1997                                F-4

Consolidated Statements of Cash Flows for the
 years ended December 31, 1998, 1997 and 1996              F-6

Consolidated Statements Changes in Stockholders'
 Equity for the years ended December 31, 1998,
 1997 and 1996                                             F-8

Notes to Consolidated Financial Statements                 F-10

Report of Independent Accountants


TO THE BOARD OF DIRECTORS
AND STOCKHOLDERS OF FRONTLINE LTD.


In our opinion, the accompanying consolidated balance sheets and related consolidated statements of operations, cash flows and stockholders' equity present fairly, in all material respects, the financial position of Frontline Ltd. and subsidiaries (the "Company") at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers DA



Oslo, Norway
July 14, 1999

Frontline Ltd.
Consolidated Statements of Operations for the years ended
December 31, 1998, 1997 and 1996
(in thousands of $, except per share data)

                                   Notes   1998     1997     1996
Operating revenues
         Freight revenues                  270,405  259,695  178,179
         Voyage expenses                   (66,545) (62,498) (67,708)
----------------------------------------------------------------
         Net operating revenues            203,860  197,197  110,471
----------------------------------------------------------------
(Loss) gain on sale of vessels              (1,514)       -    6,188
Operating expenses
         Ship operating expenses            55,586   48,076   34,926
         Charterhire expenses               14,889   25,734   34,670
         Administrative expenses             7,757   11,190    8,184
----------------------------------------------------------------
         Total operating expenses           78,232   85,000   77,780
----------------------------------------------------------------
Net operating income before
 depreciation                              124,114  112,197   38,879
----------------------------------------------------------------
         Depreciation                       51,659   56,721   33,752
----------------------------------------------------------------
Net operating income after
 depreciation                               72,455   55,476    5,127
----------------------------------------------------------------
Other income (expenses)
         Interest income                     2,998    3,126    3,314
         Interest expense                  (59,320) (45,945) (26,207)
         Dividends                           5,324        -        -
         Results from associated
          companies                          2,807    4,598    3,471
         Other financial items               2,765      183      329
----------------------------------------------------------------
         Net other expenses                (45,426) (38,038) (19,093)
----------------------------------------------------------------
Net income (loss) before income taxes       27,029   17,438  (13,966)
Income taxes                       5            30       43       15
----------------------------------------------------------------
Net income (loss)                           26,999   17,395  (13,981)
================================================================
Earnings per share
         Basic and diluted         6       $  0.59  $  0.48  $ (0.92)
================================================================

See accompanying Notes to Consolidated Financial Statements

Frontline Ltd.
Consolidated Balance Sheets as of December 31, 1998 and 1997
(in thousands of $)

                                   Notes     1998              1997
ASSETS
CURRENT ASSETS
    Cash and cash equivalents                 74,034            86,870
    Restricted cash                            1,916                 -
    Marketable securities          8            -                  165
    Trade accounts receivable      9           7,683             4,973
    Other receivables              10          5,545             6,489
    Inventories                                6,813             5,462
    Voyages in progress                        8,844             9,916
    Prepaid expenses and accrued income        1,554             6,762
----------------------------------------------------------------
    TOTAL CURRENT ASSETS                     106,389           120,637
Newbuildings                                  75,681            48,474
Vessels and equipment, net         11      1,078,956           970,590
Marketable securities              8         110,157           187,066
Investment in associated
 companies                         12          3,837             3,754
Deferred charges                   13          4,501             2,603
----------------------------------------------------------------
    TOTAL ASSETS                           1,379,521         1,333,124
================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
    Short-term debt and current
    portion of long-term debt      15        170,551           247,072
    Trade accounts payable                     7,724             6,211
    Accrued expenses      14                  18,414            23,282
    Deferred charter revenue                      81             1,109
    Provisions for drydocking                  1,733             5,155
----------------------------------------------------------------
    TOTAL CURRENT LIABILITIES                198,503           282,829
LONG-TERM LIABILITIES
    Long-term debt                 15        712,470           526,078
    Provisions for drydocking                  9,615             3,785
    Other long-term liabilities                1,252             1,148
----------------------------------------------------------------
    TOTAL LIABILITIES                        921,840           813,840
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY
    Share capital                  16       115,267            115,265
    Additional paid in capital              435,932            435,932
    Warrants and options           17         9,333              9,333
    Accumulated other
     comprehensive income                  (119,185)           (30,581)
    Retained earnings

      (accumulated deficit)                  16,334            (10,665)
----------------------------------------------------------------
    TOTAL STOCKHOLDERS' EQUITY              457,681            519,284
----------------------------------------------------------------
    TOTAL LIABILITIES AND
     STOCKHOLDERS' EQUITY                  1,379,521         1,333,124
================================================================

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Frontline Ltd.
Consolidated Statements of Cash Flows for the years ended
December 31, 1998, 1997 and 1996
(in thousands of $)
                                       1998      1997      1996
Operating activities
Net income (loss)                      26,999     17,395    (13,981)
Adjustments to reconcile net
 income (loss) to net cash
 provided by operating activities:
    Depreciation                       51,659    56,721    33,752
    Amortization of deferred
     charges                            3,021       247         -
    Loss (gain) from sale of
     vessels                            1,514      (985)   (6,188)
    Gain on sale of marketable
     securities                          (389)     (894)        -
    Loss on repurchase of outstanding
     debentures                             -       723         -
    Results from associated
     companies                         (2,807)   (4,598)   (3,471)
    Other, net                         (2,532)      972        30
    Changes in operating assets
     and liabilities:
    Trade accounts receivable          (2,710)    2,235    (4,117)
    Other receivables                   1,089    (1,829)    5,629
    Inventories                        (1,351)    1,228    (2,142)
    Voyages in progress                 1,072      (115)   (4,955)
    Prepaid expenses and accrued
     income                             5,208    (3,094)    1,032
    Trade accounts payable              1,513     1,458     3,332
    Accrued expenses                   (5,001)   (1,383)      120
    Provisions for drydocking           2,408    (1,835)    2,442
    Other, net                         (4,777)    1,203         -
-----------------------------------------------------------------
    Net cash provided by operating
     activities                          74,916   67,449   11,483
-----------------------------------------------------------------
Investing activities
    Placement of restricted cash         (1,916)      -         -
    Additions to newbuildings,
     vessels and equipment             (352,003) (51,772)     (65)
    Acquisition of businesses
     (net of cash acquired)                  -    (69,646)      -
    Purchase of marketable
     securities                         (10,430) (220,592)      -
    Dividends received from
     associated companies                 2,724     4,424   3,920
    Proceeds from sale of vessels
     and equipment                      211,954    50,610  36,212
    Proceeds from sales of
     marketable securities                  392     3,677   5,298
-----------------------------------------------------------------
    Net cash (used in) provided
     by investing activities           (149,279) (283,299) 45,365
-----------------------------------------------------------------
Financing activities
    Proceeds from long-term debt        327,849   257,784   24,645
    Repayments of long-term debt       (265,211) (152,499) (90,642)
    Repurchase of outstanding
     debentures                               -   (24,201)       -
    Debt fees paid                       (1,113)   (1,862)  (1,000)
    Proceeds from issuance of equity          2   165,495        -
---------------------------------------------------------------
    Net cash provided by (used in)
     financing activities                61,527   244,717  (66,997)
---------------------------------------------------------------
Net (decrease) increase in cash
 and cash equivalents                   (12,836)   28,867  (10,149)
Cash and cash equivalents at
 beginning of year                       86,870    58,003   68,152
Cash and cash equivalents at
 end of year                             74,034    86,870   58,003
================================================================
Supplemental disclosure of cash
 flow information:
    Interest paid, net of
     capitalized interest                60,944    40,834   35,740
    Income taxes paid                        31        15        6
================================================================

See accompanying Notes to Consolidated Financial Statements

Frontline Ltd.
Consolidated Statements of Changes in Stockholders' Equity as of
December 31, 1998, 1997 and 1996
(in thousands of $, except number of shares)

                                  1998        1997        1996
NUMBER OF SHARES OUTSTANDING
Balance at beginning of year      46,105,860  32,161,955  14,114,637
Conversion of debenture loan               -           -         163
Shares in Frontline AB not
 exchanged                                 -    (113,894)          -
LOF minority shares                        -   1,493,324           -
Shares issued and options/warrants
 exercised                             1,000  12,564,475  18,047,155
----------------------------------------------------------------
Balance at end of year            46,106,860  46,105,860  32,161,955
----------------------------------------------------------------

SHARE CAPITAL
Balance at beginning of year         115,265      80,405      35,287
Shares in Frontline AB not
 exchanged                                 -        (285)          -
LOF minority shares                        -       3,734           -
Shares issued and options/warrants
 exercised                                 2      31,411      45,118
----------------------------------------------------------------
Balance at end of year               115,267     115,265      80,405
----------------------------------------------------------------

ADDITIONAL PAID IN CAPITAL
Balance at beginning of year         435,932     275,331     144,515
Shares issued and options/warrants
 exercised                                 -     148,262     130,816
LOF minority shares                        -      20,025           -
Warrants issued on Amalgamation            -      (7,686)          -
----------------------------------------------------------------
Balance at end of year               435,932     435,932     275,331
----------------------------------------------------------------

WARRANTS AND OPTIONS
Balance at beginning of year           9,333           -           -
Options and warrants assumed on
 Amalgamation                              -       1,647           -
Warrants issued on Amalgamation            -       7,686           -
----------------------------------------------------------------
Balance at end of year                 9,333       9,333           -
----------------------------------------------------------------

ACCUMULATED OTHER COMPREHENSIVE INCOME
Balance at beginning of year         (30,581)         24           -
Other comprehensive income           (88,604)    (30,605)         24

----------------------------------------------------------------
Balance at end of year              (119,185)    (30,581)         24
----------------------------------------------------------------

RETAINED EARNINGS (ACCUMULATED DEFICIT)
Balance at beginning of year      (10,665)       (28,060)   (14,079)
Net income                         26,999         17,395    (13,981)
----------------------------------------------------------------
Balance at end of year             16,334        (10,665)   (28,060)
----------------------------------------------------------------
TOTAL STOCKHOLDERS' EQUITY        457,681        519,284    327,700
----------------------------------------------------------------

COMPREHENSIVE INCOME
Net income (loss)                  26,999         17,395    (13,981)
  Unrealized holding (losses)
  gains                           (83,347)       (23,173)        24
  Foreign currency translation     (5,257)        (7,432)         -
----------------------------------------------------------------
  Other comprehensive income      (88,604)       (30,605)        24
----------------------------------------------------------------
Comprehensive income              (61,605)       (13,210)   (13,957)
----------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements

Frontline Ltd.
Notes to Consolidated Financial Statements


1.  GENERAL

    Frontline Ltd. (formerly London & Overseas Freighters Limited ("LOF") (the "Company") originally commenced operations in 1948 as a U.K. company ("LOF plc") and was listed on the London Stock Exchange in 1950. The Company was incorporated under the laws of Bermuda on June 12, 1992 for the purpose of succeeding to the business of LOF plc. In November 1993, the shares of LOF were listed on the NASDAQ National Market in the form of American Depositary Shares ("ADSs"), each ADS representing ten LOF shares. On May 11, 1998, LOF completed a business combination, as described below, with another Bermuda company, Frontline Ltd. ("Frontline"). LOF, the surviving entity, was renamed Frontline Ltd. effective from that date. Frontline commenced operations in 1985 as a Swedish company listed on the Stockholm Stock Exchange in 1989 ("Frontline AB"). Frontline was incorporated under the laws of Bermuda on April 29, 1997 for the purpose of succeeding to the business of Frontline AB and, commencing in June 1997, the shares in Frontline AB were exchanged for shares in Frontline. The ordinary shares of Frontline were thereafter listed on the Oslo Stock Exchange and delisted from the Stockholm Stock Exchange.

    The Company, which combines the business of LOF and Frontline, is a holding company for investments in a number of subsidiaries engaged primarily in the ownership and operation of oil tankers and oil/bulk/ore ("OBO") carriers. The Company operates through subsidiaries and partnerships located in Sweden, Norway, Singapore, Liberia and Panama. The Company is also involved in the charter, purchase and sale of vessels.

    BUSINESS COMBINATION

    On September 22, 1997, LOF announced that it had entered into an Agreement and Plan of Amalgamation (the "Amalgamation Agreement") with Frontline, providing for a business combination in a three-step transaction. On September 29, 1997, pursuant to the Amalgamation Agreement, Frontline commenced a cash tender offer (the "Offer") for at least 50.1 per cent and up to 90 per cent of the outstanding LOF ordinary shares and ADSs for a price of $1.591 per ordinary share (or $15.91 per ADS). The Offer expired on October 28, 1997 and effective November 1, 1997 Frontline had acquired

Frontline Ltd.
Notes to Consolidated Financial Statements


    approximately 79.74 per cent of the outstanding LOF ordinary shares. (see Note 20).

    In the second step, which was completed on May 11, 1998, Frontline amalgamated (the "Amalgamation") with Dolphin Limited, a Bermuda subsidiary of LOF. Each ordinary share of Frontline was canceled in consideration for which the stockholders of Frontline received (i) 3.2635 (restated to 0.32635) ordinary shares of LOF and (ii) 0.1902 (restated to 0.01902) of a newly issued warrant ("Frontline Warrants") to purchase one LOF ordinary share.

    In the third step of the combination, in order to combine the assets and liabilities, LOF purchased the assets and liabilities of Frontline which were vested in the amalgamated company at fair market value in exchange for a promissory note. This note will be transferred by way of distribution from the amalgamated company to the Company which will in turn cancel the note. LOF is the legally surviving entity in this business combination and has been renamed Frontline Ltd. with effect from May 11, 1998. Frontline is treated as the accounting acquiror and the transaction treated as a reverse acquisition. For the purposes of these financial statements, the Amalgamation has been recorded with effect from November 1, 1997 and the results of LOF have been consolidated from that date. The share capital of the Company has been restated accordingly to reflect the transaction. For periods on or after May 11, 1998, the term Company refers to Frontline Ltd. (formerly London & Overseas Freighters Limited).

    INVESTMENT IN ICB SHIPPING AB

    On September 1, 1997, Frontline announced its intention to submit an offer to acquire all of the shares of ICB Shipping AB (publ) ("ICB"). The final form of the offer was an offer to acquire all of the shares of ICB in exchange for SEK 130 in cash for each of the A-shares and SEK 115 in cash for each of the B-shares. The total acquisition price was estimated to be $423 million, financed primarily by a US $300 million loan facility ("ICB facility") with Chase Manhattan Bank ("Chase"). During September and October 1997, Frontline acquired ICB shares for an approximate purchase price of $215 million. Through the tender offer, Frontline acquired 51.7 per cent of the outstanding shares of ICB. However, the shares purchased, 14,428,078 Class B shares and 148,663 Class A shares, provide Frontline with only 31.4 per cent of the ICB voting power. On January 8, 1998, Frontline withdrew its

Frontline Ltd.
Notes to Consolidated Financial Statements


    bid for the remaining outstanding shares of ICB. The Company has made further share purchases in the market during 1998, and at December 31, 1998 had 34.2 per cent of the voting power.

    In connection with the ICB transaction, actions taken by ICB management subsequent to the announcement of the Frontline tender offer clearly reflect strong opposition to Frontline's ability to exercise significant influence.

    The Company has not been able to control, or exercise significant influence over, ICB. Accordingly, the Company is accounting for its investment in ICB as an available-for-sale security in accordance with SFAS 115. The Company has reclassified the ICB investment from current to non-current, due to its ability and intent to retain its investment for an undefined period of time sufficient to allow for any anticipated recovery in ICB's market value.

2.  ACCOUNTING POLICIES

    BASIS OF ACCOUNTING

    The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The consolidated financial statements include the assets and liabilities of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

    Investments in companies in which the Company directly or indirectly holds more than 50 per cent of the voting control are consolidated. Investments in partnerships are accounted for using the equity method. The Company's investment in ICB is accounted for as an available-for-sale security in accordance with SFAS 115 (see Note 1).

    The preparation of financial statements in accordance with generally accepted accounting principles requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Frontline Ltd.
Notes to Consolidated Financial Statements


    Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period.

    CASH AND CASH EQUIVALENTS

    For the purposes of the consolidated statements of cash flows, all demand and time deposits and highly liquid, low risk investments with original maturities of three months or less are considered equivalent to cash.

    MARKETABLE SECURITIES

    Marketable equity securities held by the Company are considered to be available-for-sale securities and as such are carried at fair value with resulting unrealized gains and losses, net of deferred taxes if any, recorded as a separate component of other comprehensive income in stockholders' equity.

    INVENTORIES

    Inventories, which comprise principally of fuel and lubricating oils, are stated at the lower of cost or market value. Cost is determined on a first-in, first-out basis.

    VESSELS AND EQUIPMENT

    The cost of the vessels less estimated residual value is depreciated on a straight-line basis over the vessels' remaining economic useful lives. In the fourth quarter of 1997, management determined that the useful life of its vessels was 25 years rather than 20 years from date of construction, as previously estimated. A change in accounting estimate was recognized to reflect this decision, resulting in a decrease in depreciation expense and consequently increasing net income by $3.6 million and basic and diluted earnings per share by $0.01, for 1997. Other equipment is depreciated over its estimated residual life, which approximates five years.

    The carrying value of the vessels under construction represents the accumulated costs to the balance sheet date which the Company has had to pay by way of purchase installments and other capital expenditures together with capitalized loan interest and associated finance costs. No charge for depreciation is made until the vessel is put into operation.

Frontline Ltd.
Notes to Consolidated Financial Statements


    IMPAIRMENT OF LONG-LIVED ASSETS

    Long-lived assets that are held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In addition, long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less estimated costs to sell.

    DEFERRED CHARGES

    Loan costs, including debt arrangement fees, are deferred and amortized on a straight-line basis over the term of the relevant loan. The straight line basis of amortization approximates the effective interest method in the Company's statement of operations. Amortization of loan costs is included in interest expense.

    REVENUE AND EXPENSE RECOGNITION

    Revenues and expenses are recognized on the accrual basis. Revenues are generated from freight billings and time charter hires. The operating results of voyages in progress are estimated and recorded pro-rata on a per day basis in the consolidated statements of operations. Probable losses on voyages are provided for in full at the time such losses can be estimated. Time charter revenues are recorded over the term of the time charter as service is provided.

    DRYDOCKING PROVISIONS

    Normal vessel repair and maintenance costs are charged to expense when incurred. Provisions for future drydocking costs are accrued and charged to expense on a pro-rata basis over the period to the next drydocking. Such provisions are based on estimates made by management of expected cost and length of time between drydockings.

    DERIVATIVES

    The Company enters into interest rate swap transactions from time to time to hedge a portion of its exposure to floating interest rates. These transactions involve the conversion of floating rates into fixed rates over the life of the transactions without an exchange of underlying principal.

Frontline Ltd.
Notes to Consolidated Financial Statements


    Hedge accounting is used to account for these swaps provided certain hedging criteria are met. The differential is accrued as interest rates change and recognized as an adjustment to interest expense. The related amount receivable from or payable to counterparties is included in accrued interest income or expense, respectively. The fair values of the interest rate swaps are not recognized in the financial statements.

    Hedge accounting is applied where the derivative reduces the risk of the underlying hedged item and is designated at inception as a hedge with respect to the hedged item. Additionally, the derivative must result in payoffs that are expected to be inversely correlated to those of the hedged item. Derivatives are measured for effectiveness both at inception and on an ongoing basis.

    If a derivative ceases to meet the criteria for hedge accounting, any subsequent gains and losses are currently recognized in income. If a hedging instrument is sold or terminated prior to maturity, gains and losses continue to be deferred until the hedged instrument is recognized in income. Should a swap be terminated while the underlying debt remains outstanding, the gain or loss is adjusted to the basis of the underlying debt and amortized over its remaining useful life.

    The Company has not entered into any derivative contracts for speculative or trading purposes.

    FOREIGN CURRENCIES

    The Company's functional currency is the U.S. dollar as all revenues are received in U.S. dollars and a majority of the Company's expenditures are made in U.S. dollars. The Company reports in U.S. dollars. Most of the Company's subsidiaries report in U.S. dollars. For subsidiaries that maintain their accounts in currencies other than U.S. dollars, the Company uses the current method of translation whereby the statements of operations are translated using the average exchange rate and the assets and liabilities are translated using the year end exchange rate. Foreign currency translation gains or losses are recorded as a separate component of other comprehensive income in stockholders' equity.

Frontline Ltd.
Notes to Consolidated Financial Statements


    Transactions in foreign currencies during the year are translated into U.S. dollars at the rates of exchange in effect at the date of the transaction. Foreign currency monetary assets and liabilities are translated using rates of exchange at the balance sheet date. Foreign currency non-monetary assets and liabilities are translated using historical rates of exchange. Foreign currency translation gains or losses are included in the consolidated statements of operations.

    STOCK-BASED COMPENSATION

    The Company has elected to account for its stock-based compensation arrangements under APB 25.

    EARNINGS PER SHARE

    In 1997, the Company adopted SFAS No. 128, "Earnings per Share" ("SFAS 128"), which requires dual presentation of basic and diluted earnings per share ("EPS") for all entities with complex capital structures. Basic EPS is computed based on the income (loss) available to common stockholders and the weighted average number of shares outstanding for basic EPS. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments (see Note 6).

    COMPREHENSIVE INCOME

    In 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income"("SFAS 130"). Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. (See Statement of Changes in Stockholders' Equity).

Frontline Ltd.
Notes to Consolidated Financial Statements


3.  ADOPTION OF NEW ACCOUNTING STANDARDS

    In 1998, the Company has adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". The adoption of this standard has not had a material impact on the Company's consolidated financial statements since management considers the Company to currently operate in one market segment.

    SFAS No. 133, "Accounting for Derivatives and Hedging Activities", is effective from January 1, 2001 for the Company and requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The Company has not completed its assessment of the impact that the adoption of SFAS No. 133 will have on the Company's consolidated financial statements.

4.  PENSIONS

    In Frontline's Norwegian subsidiary, Frontline Management AS, the employees' pension arrangements are provided by defined benefit plans. The pension entitlements are normally based on years of service and final salary. Pension liabilities have been valued at the present value of future pension payments at the year-end. Future pension payments are calculated on the basis of the expected salary at the time of retirement. Pension plan assets are valued at market values as of December 31, 1998. Net pension liabilities (pension liabilities less pension plan assets) are accounted for as long-term liabilities after adjustment for net actuarial gains or losses. Net value of surpluses is accounted for under long-term receivables. Net pension costs (gross pension costs less estimated return on pension plan assets) for the period are included under administrative expenses. Gross pension costs include the present value of benefits earned by employees in the period, interest cost of pension obligations and the effect of changes in estimates.

    The most recent actuarial valuation disclosed a deficit of NOK 0.37 million as at December 31, 1998 (1997 - deficit of NOK 0.12 million). The valuation is based on the following financial assumptions: discount rate 6 per cent, rate of

Frontline Ltd.
Notes to Consolidated Financial Statements


    return 7 per cent, salary increase 3.5 per cent, pension increase 3 per cent.

    Pension obligations for the Swedish employees are covered through the ITP-plan, which is a fully insured pension scheme for salaried employees. Pension premiums are estimated through actuarial valuations, which are invoiced in full to the Company.

    For employees in England and Bermuda, the Company contributes to defined contribution plans, the cost of which is expensed as incurred.

    The total pension charge for the Company for 1998 was $187,000 (1997 - $580,000, 1996 - $370,000).

    Compliance with Statement of Financial Accounting Standards
    No. 87, "Employers' Accounting for Pensions" would produce results not materially different from those presented.

5.  TAXATION

    BERMUDA

    Under current Bermuda law, the Company is not required to pay taxes in Bermuda on either income or capital gains. The Company has received written assurance from the Minister of Finance in Bermuda that, in the event of any such taxes being imposed, the Company will be exempted from taxation until the year 2016.

    UNITED STATES

    The Company does not accrue U.S. income taxes as, in the opinion of U.S. counsel, the Company is not engaged in a U.S.
    trade or business and is exempted from a gross basis tax under Section 883 of the U.S. Internal Revenue Code.

    A reconciliation between the income tax expense resulting from applying the U.S. Federal statutory income tax rate and the reported income tax expense has not been presented herein as it would not provide additional useful information to users of the financial statements as the Company's net income is subject to neither Bermuda nor U.S. tax.

Frontline Ltd.
Notes to Consolidated Financial Statements


    OTHER JURISDICTIONS

    Certain of the Company's subsidiaries in Norway, Singapore and Sweden are subject to taxation in their respective jurisdictions.

    The tax charge for the year comprises:

(in thousands of $)               1998        1997        1996
Current tax                       30          43          15
Deferred tax                       -           -           -
-------------------------------------------------------------
                                  30          43          15
=============================================================

    Temporary differences and carryforwards which give rise to deferred tax assets, liabilities and related valuation allowances are as follows:

(in thousands of $)                    1998      1997
Deferred tax liability - current
Prepaid expenses                           -          -
Deferred tax liability - non current
Vessels                                    -          -
Deferred tax asset - current
Accrued liabilities                        -         755
ICB and convertible debenture           30,365     8,765
Deferred tax asset - non current
Pension liabilities                         13         5
Tax loss carryforwards                   4,352    13,158
Valuation allowance                    (34,730)  (22,683)
----------------------------------------------------------
Net deferred tax asset (liability)           -         -
==========================================================

    As of December 31, 1998 and 1997, the Company had $15,431,000 and $46,993,000 of net operating loss carryforwards, respectively. The loss carryforward can be utilized only against future taxable income for the respective subsidiary. Frontline AB accounts for a total of $15,431,000 as of December 31, 1998. These net operating losses do not have an expiration date. The Company's deferred tax assets in its Swedish subsidiary are reduced by a valuation allowance as it is more likely than not in the opinion of management, that deferred tax assets will not be realized in the future.

Frontline Ltd.
Notes to Consolidated Financial Statements


6.  EARNINGS PER SHARE

    The computation of basic EPS is based on the weighted average number of shares outstanding during the year. The computation of diluted EPS assumes the foregoing and the exercise of stock options and warrants using the treasury stock method (see Note
    18). Earnings per share, for all periods presented, have been restated to reflect (i) the issue of 3.2635 ordinary shares of LOF and 0.1902 of a Frontline Warrant to purchase one LOF ordinary share in exchange for one ordinary share of Frontline effective November 1, 1997 (see Note 1) and (ii) the one-for-ten reverse stock split (see Note 16).

    The components of the numerator for the calculation of basic EPS and diluted EPS are as follows:

    (in thousands of $)                1998      1997     1996
    Net income (loss) available to
     stockholders                      26,999    17,395   (13,981)
================================================================

    The components of the denominator for the calculation of basic EPS and diluted EPS are as follows:

    (in thousands )                    1998      1997     1996
    Basic earnings per share:
    Weighted average number of
     ordinary shares outstanding       46,107    36,189   15,274
================================================================

    Diluted earnings per share:
    Weighted average number of
     ordinary shares outstanding       46,107    36,189   15,274
    Warrants and stock options             30        84        -
----------------------------------------------------------------
                                       46,137    36,273   15,274
================================================================

Frontline Ltd.
Notes to Consolidated Financial Statements


7.  LEASES

    RENTAL EXPENSE

    Charter hire payments to third parties for contracted in vessels are accounted for as operating leases. The Company is also committed to make rental payments under operating leases for office premises. The future minimum rental payments under the Company's non-cancelable operating leases, are as follows:

    Year ending December 31,
    (in thousands of $)
    1999                                23,447
    2000                                18,178
    2001                                18,128
    2002                                18,480
    2003                                18,262
    2004 and later                     116,684
------------------------------------------------
    Total minimum lease payments       213,179
================================================

    Total rental expense for operating leases was $15,403,000, $26,323,000 and $35,131,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

    Rental income
    The minimum future revenues to be received on time charters and other contractually committed income as of December 31, 1998 are as follows:

    Year ending December 31,
    (in thousands of $)
    1999                               18,395
    2000                               18,573
    2001                                8,798
    2002                                    -
    2003                                    -
    2004 and later                          -
---------------------------------------------
    Total minimum lease revenues       45,766
=============================================

Frontline Ltd.
Notes to Consolidated Financial Statements


    The cost and accumulated depreciation of the vessels leased to a third party at December 31, 1998 were approximately $54.3 million and $18.7 million, respectively, and at December 31, 1997 were approximately $103.0 million and $17.3 million, respectively.

    In addition to the minimum lease revenues disclosed above, the Company has entered into one year plus option one year market related timecharters with British Petroleum for three of the Company's VLCCs.

8.  MARKETABLE SECURITIES

    Marketable securities held by the Company are equity securities considered to be available-for-sale securities. With the exception of shares in Stockholms Fondsbors which are included as at December 31, 1997, (book value $3,000, gross unrealized gain $162,000), all equity securities are ICB Shipping AB A-and B-shares. The shares in Stockholms Fondsbors were sold during 1998.

    (in thousands of $)                1998        1997
    Cost                                228,239    217,812
    Gross unrealized gain                     -        162
    Gross unrealized loss              (118,082)   (30,743)
-----------------------------------------------------------
    Fair value                         110,157     187,231
===========================================================

    The unrealized loss on marketable securities, including a component of foreign currency translation, included in comprehensive income increased by $87,501,000 for the year ended December 31, 1998 (1997 - $30,743,000).

9.  TRADE ACCOUNTS RECEIVABLE

    Trade accounts receivable are presented net of allowances for doubtful accounts amounting to $500,000 and $300,000 for the years ended December 31, 1998 and 1997, respectively.

Frontline Ltd.
Notes to Consolidated Financial Statements


10. OTHER RECEIVABLES

    (in thousands of $)                1998        1997
    Agent receivables                  3,661       3,816
    Other receivables                  1,884       2,673
--------------------------------------------------------
                                       5,545       6,489
========================================================

    Other receivables are presented net of allowances for doubtful accounts amounting to $nil and $314,000 for the years ended
    December 31, 1998 and 1997 respectively.

11. VESSELS AND EQUIPMENT

    (in thousands of $)                1998        1997
    Cost                               1,336,307   1,181,282
    Accumulated depreciation            (257,351)   (210,692)
------------------------------------------------------------
    Net book value at end of year      1,078,956     970,590
============================================================

    Included in the above amounts as at December 31, 1998 and 1997 is equipment with a net book value of $594,000 and $477,000, respectively. Interest capitalized in the cost of newbuildings amounted to $8,332,000 and $173,000 in 1998 and 1997, respectively.

12. INVESTMENT IN ASSOCIATED COMPANIES

    The Company has the following participation in partnerships which are recorded using the equity method:

                                                   Percentage
    K/S Rasmussen Teamship A/S II                  40%
    K/S Rasmussen Teamship A/S III                 35%

Frontline Ltd.
Notes to Consolidated Financial Statements


13. DEFERRED CHARGES

    Deferred charges represent debt arrangement fees that are capitalized and amortized on a straight-line basis to interest expense over the life of the debt instrument The deferred charges are comprised of the following amounts:

    (in thousands of $)                1998        1997
    Debt arrangement fees               7,781      2,862
    Accumulated amortization           (3,280)      (259)
---------------------------------------------------------
                                        4,501      2,603
=========================================================

14. ACCRUED EXPENSES

    (in thousands of $)                1998        1997
    Voyage expenses                    4,232        7,127
    Ship operating expenses            6,679        2,630
    Deferred revenue                       -          455
    Administrative expenses              685        1,986
    Interest expense                   5,298        6,922
    Income taxes                          15           16
    Other                              1,505        4,146
----------------------------------------------------------
                                       18,414      23,282
==========================================================

Frontline Ltd.
Notes to Consolidated Financial Statements


15. DEBT

    (in thousands of $)                1998        1997

    Floating rate debt
     (LIBOR + 0.70% to 3.50%)
     due through 2008                   840,658     755,170
    Fixed rate debt 8.00% due
     through 2001                        18,833           -
                                       --------------------
                                        859,491     755,170
    Convertible debenture loan and
     credit facilities                   23,530      17,980
-----------------------------------------------------------
    Total debt                          883,021     773,150
    Less: short-term and current
     portion of long-term debt         (170,551)   (247,072)
-----------------------------------------------------------
                                        712,470     526,078
===========================================================

    The weighted average interest rate for short-term debt as of December 31, 1998 was 8.2 per cent. The weighted average interest rate for long-term debt for 1998 was 6.7 per cent.

    The fixed rate debt and certain of the floating rate debt are secured by ship mortgages and, in the case of some debt, pledges of shares by each guarantor subsidiary. Various debt agreements of the Company contain certain covenants, which among other things limit the payment of dividend and require compliance with certain financial ratios. Such ratios include equity ratio covenants, minimum value clauses, and minimum free cash restrictions.

Frontline Ltd.
Notes to Consolidated Financial Statements


    Metrogas Holdings ("Metrogas"), a company related to the Company's Chairman, had outstanding as of December 31, 1998 a specific loan of $89.0 million provided to the Company. This loan has since been converted to a separate long-term financing facility as described below.

    As of December 31, 1998, the Company did not comply with the equity ratio covenants in a number of the loan agreements. During 1999, management initiated discussions with the Company's lending banks with the purpose of lowering the breached covenant requirements in such loan agreements at least until January 1, 2001. The requested changes were made with the intention of making the Company's financing arrangements more flexible in the event of a prolonged negative market scenario, including falling second-hand prices. Included in the request for changes was a proposal to subordinate the $89.0 million loan given by Metrogas (the "Subordinated Loan") to loans given by the Company's lending banks. In addition, the proposal included reclassifying the Subordinated Loan as equity for the purposes of calculating the Company's equity ratio.

    As of July 13, 1999, the discussions with Metrogas and the Company's lending banks have been finalized and the Company and Metrogas have signed a Subordinated Convertible Loan Facility Agreement. Accordingly, the Company has received acceptance of reduced covenant levels from all but one of the Company's 19 lending banks. This one bank, however, is subject to the authority of the majority lenders, who have agreed to accept lower covenant levels until January 1, 2001.

Frontline Ltd.
Notes to Consolidated Financial Statements


    The number of outstanding convertible debenture share certificates ("Debentures") in the Company's subsidiary, Frontline AB, amounted to 2,654,540 and 21,100,753 as of December 31, 1998 and 1997, respectively. The face value of each certificate is SEK 10. The conversion period is from June 25, 1992 to July 30, 1999 and loan maturity is August 24, 1999. The Debentures may be converted into a maximum of 6,028,786 shares at a conversion price of SEK 35 per share. Annual interest of 9 per cent is payable annually on June 24 and on the maturity date. During 1997, Frontline acquired Debentures with a face value of SEK 182,655,574, and at December 31, 1997 held Debentures with a face value of SEK 183,810,574. Frontline paid approximately $24 million for the repurchase of Debentures and recorded a loss of approximately $0.7 million. Frontline acquired further Debentures with face value SEK 666,048 in 1998 and recorded a gain (loss) of $nil. In June 1998, convertible debentures held by the Company with face value SEK 184,462,124 were cancelled. The face value of Debentures held by the Company at December 31, 1998 was SEK 14,498.

    The outstanding debt as of December 31, 1998 is repayable as follows:

    Year ending December 31,
    (in thousands of $)
    1999                               170,551
    2000                               170,060
    2001                                86,459
    2002                                64,534
    2003                               190,533
    2004 and later                     200,884
-----------------------------------------------
    Total debt                         883,021
===============================================

16. SHARE CAPITAL

    The issued and fully paid share capital of the Company has been restated for all periods presented to reflect the Amalgamation as described in Note 1 and the reverse stock split described below.

Frontline Ltd.
Notes to Consolidated Financial Statements


    Authorized share capital:

    (in thousands of $)                1998        1997
    100,000,000 ordinary share of
     $2.50 each (1997 - 220,000,000
     ordinary shares of $1.00 each)    250,000     220,000
===============================================================

    Issued and fully paid share capital:

    (in thousands of $, except share numbers)    1998     1997
    46,106,860 ordinary shares of $2.50 each
    (1997 - 46,105,860)                          115,267  115,265
===============================================================

    The Company's ordinary shares are listed on the Oslo Stock
    Exchange and the London Stock Exchange. The Company's ordinary shares are listed on the NASDAQ National Market in the form of ADSs. Each ADS represents one ordinary share.

    Of the authorized and unissued ordinary shares, 124,558 are reserved for issue pursuant to subscription under warrants which can be exercised at any time up to December 31, 2003, 2,600,000 are reserved for issue pursuant to subscription under warrants which can be exercised at any time up to May 11, 2001 and 143,000 are reserved for issue pursuant to subscription under options granted under the Company's share option plans. As at December 31, 1998, except for the shares which would be issued on the exercise of the warrants and the options, no unissued share capital of the Company is under option or is conditionally or unconditionally to be put under option.

    On October 19, 1998, at the Annual General Meeting of the Company, the stockholders approved a share consolidation of ten shares of $0.25 par value each to one share of $2.50 par value each. This reverse stock split was effective October 26, 1998. The number of shares authorized, issued and outstanding, earnings per share and share options and warrants disclosed have been restated for all periods presented accordingly.

Frontline Ltd.
Notes to Consolidated Financial Statements


    In connection with the Amalgamation, at a shareholder meeting on May 11, 1998 an increase in the authorized share capital of the Company to $250,000,000, divided into 100,000,000 ordinary shares of $2.50 each, was approved. On May 11, 1998, the Company issued 44,612,536 shares pursuant to the Amalgamation described in Note 1.

    In 1997, Frontline exercised its outstanding ship purchase options on three Suezmax tankers and issued 3,263,500 shares to four large institutional investors at NOK 86.26 per share in order to finance the exercise of these options.

    In September 1997, Frontline entered into an agreement with a party indirectly controlled by its Chairman to acquire the shares of Fourways Marine Limited (the "Fourways Transaction"), the owner of the Suezmax Sea Spirit (built in
    1993), in exchange for 979,050 Frontline shares at NOK 107.25 per share plus assumption of the company's debt. Operational control of the vessel was assumed on September 25, 1997. The share issuance to purchase Sea Spirit was valued and recorded at $41.7 million, which was $1 million less than three independent appraisals of the vessel's fair market value.

    In September 1997, Frontline completed a share issuance of 6,853,350 shares at NOK 107.25 per share (gross proceeds of NOK 735 million) to a syndicate led by two Scandinavian financial institutions. The number of outstanding shares of Frontline was thereby increased from 10,820,151 to 12,920,151. The proceeds of this transaction constituted the equity financing for Frontline's offer for the shares of ICB.

    On September 25, 1997, Frontline issued 1,468,575 shares in a private placement at NOK 117.21 per share to strengthen the equity base of the company in light of the ICB and LOF share acquisitions.

    Frontline had entered into call option agreements with two of its shareholders, BTL and Goldtech, whereby until October 31, 1997, Frontline could order the sale of up to 726,129 of its shares each from BTL and Goldtech to any buyer that Frontline may advise. In addition, BTL and Goldtech entered into put option agreements with Frontline to each sell 363,064 shares of Frontline at the same exercise price as in the call agreements. In July 1997, BTL and Goldtech exercised their put options. Frontline placed the 363,064 shares each from

Frontline Ltd.
Notes to Consolidated Financial Statements


    BTL and Goldtech in the market at an average price of NOK
    87.33 and NOK 89.78, respectively, resulting in additional cash to Frontline of approximately $2.1 million. In August 1997, Frontline exercised its remaining call agreement with BTL on 363,064 shares and subsequently placed these shares in the market, which resulted in additional cash of approximately $1.8 million. In September 1997, Frontline exercised its remaining call agreement with Goldtech on 363,064 shares and subsequently placed these shares in the market, which resulted in additional cash of approximately $2.6 million.

    On December 6, 1996, the Company's Board of Directors adopted a Shareholder Rights Plan (the "Plan"). The Company adopted the Plan to protect shareholders against unsolicited attempts to acquire control of the Company that do not offer an adequate price to all shareholders or are otherwise not in the best interests of the Company and its shareholders. Under the Plan, each shareholder of record on December 20, 1996 received one right for each ordinary share held, and each registered holder of outstanding warrants received one right for each ordinary share for which they are entitled to subscribe. Each right entitles the holder to purchase from the Company one-quarter of an ordinary share at an initial purchase price of $1.50. The rights will become exercisable and will detach from the ordinary shares a specified period of time after any person has become the beneficial owner of 20 per cent or more of the Company's ordinary shares.

Frontline Ltd.
Notes to Consolidated Financial Statements


    If any person becomes the beneficial owner of 20 per cent or more of the Company's ordinary shares, each right will entitle the holder, other than the acquiring person, to purchase for the purchase price, that number of ordinary shares having a market value of eight times the purchase price.

    If, following an acquisition of 20 per cent or more of the Company's ordinary shares, the Company is involved in certain amalgamations or other business combinations or sells or transfers more than 50 per cent of its assets or earning power, each right will entitle the holder to purchase for the purchase price ordinary shares of the other party to the transaction having a market value of up to eight times the purchase price.

    The Company may redeem the rights at a price of $0.001 per right at any time prior to a specified period of time after a person has become the beneficial owner of 20 per cent or more of its ordinary shares. The rights will expire on December 31, 2006, unless earlier exchanged or redeemed.

    A number of the Company's bank loans contain a clause which prohibits dividend payments without the approval from the lending banks.

17. WARRANTS AND SHARE OPTION PLANS

    At the effective date of the Amalgamation, Frontline recorded warrants to purchase 124,558 shares (restated from 1,245,588) of LOF and options to purchase 288,000 shares (restated from 2,880,000). These warrants and share options have been recorded at fair value, calculated using the Black-Scholes option pricing model, as an adjustment to the purchase price on the acquisition of LOF. These warrants entitle the holder to subscribe for one ordinary share in the Company at a price of 4.00 pounds sterling and are exercisable at any time up to December 31, 2003.

Frontline Ltd.
Notes to Consolidated Financial Statements


    Pursuant to the terms of the Amalgamation Agreement, warrants to purchase 2,600,000 shares (restated from 26,000,000) in the Company were granted on the date of Amalgamation. These warrants have been recorded at an estimated fair value at November 1, 1997 using the Black-Scholes option pricing model. These warrants entitle the holder to subscribe for one ordinary share in the Company at a price of $15.91 and are exercisable at any time up to May 11, 2001.
    The following summarizes the  warrant transactions:

(in thousands)                                   No.
Warrants assumed on Amalgamation                   124,558
Warrants issued on Amalgamation                  2,600,000
    Exercised                                            -
Warrants outstanding at December 31, 1997        2,724,558
    Exercised                                            -
-----------------------------------------------------------
Warrants outstanding at December 31, 1998        2,724,558
===========================================================

    The Company has in place a Bermuda Share Option Plan (the "Bermuda Plan") and a United Kingdom Share Option Plan (the "U.K. Plan"). Under the terms of the plans, the exercise price for the share options may not be less than the average of the fair market value of the underlying shares for the three dealing days before the date of grant. The number of shares granted under the plans may not in any ten year period exceed 7 per cent of the issued share capital of the Company. No consideration is payable for the grant of an option.

    The Company has recorded no compensation expense for the issuance of share options. The share options assumed in connection with the Amalgamation with LOF have been treated as an adjustment to the purchase price.

    Under the Bermuda Plan, options may be granted to any director or employee of the Company or subsidiary. Options are only exercisable during the period of nine years following the first anniversary date of the grant.

Frontline Ltd.
Notes to Consolidated Financial Statements


    The following summarizes the share options transactions relating to the Bermuda Plan:

    (in thousands, except per share data)     Shares  Weighted
                                                      average
                                                      exercise price

    Assumed on Amalgamation                   129     $   14.45
    Exercised                                 -              -
    Canceled                                  -              -
    Options outstanding at
     December 31, 1997                        129     $   14.45
    Exercised                                 -               -
    Canceled                                  -               -
---------------------------------------------------------------
    Options outstanding at
     December 31, 1998                        129     $   14.45
===============================================================
    Options exercisable at:
    December 31, 1997                         121     $   14.63
===============================================================
    December 31, 1998                         129     $   14.45
===============================================================
    Under the U.K. Plan, options may be granted to any full-time director or employee of the Company or subsidiary. Options are only exercisable during the period of seven years following the third anniversary date of the grant.

Frontline Ltd.
Notes to Consolidated Financial Statements


    The following summarizes the share options transactions relating to the U.K. Plan:

    (price per share in pounds sterling)
    (in thousands, except per share data)     Shares  Weighted
                                                      average
                                                      exercise price
    Assumed on Amalgamation                    159        8.61
    Exercised                                   -            -
    Canceled                                    -            -
    Options outstanding at December 31, 1997   159        8.61
    Exercised                                   (1)       7.28
    Canceled                                  (144)       8.57
--------------------------------------------------------------
    Options outstanding at
     December 31, 1998                        14          9.11
==============================================================
    Options exercisable at:
    December 31, 1997                         135         8.73
==============================================================
    December 31, 1998                         12          9.42
==============================================================

    The options outstanding under the Bermuda Plan as at December 31, 1998 and December 31, 1997 have exercise prices between $11.73 and $15.00.

    The options outstanding under the U.K. Plan at December 31, 1997 have exercise prices between 7.28 and 9.85 pounds sterling. The options that are not presently exercisable vest three years from the date of grant.

Frontline Ltd.
Notes to Consolidated Financial Statements


18. FINANCIAL INSTRUMENTS

    Interest rate risk management
    In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. The Company does not hold or issue instruments for speculative or trading purposes. The counterparties to such contracts are Chase, Christiania Bank og Kreditkasse, Midland Bank and Skandinaviska Enskilda Banken. Credit risk exists to the extent that the counterparties are unable to perform under the contracts.

    The Company manages its debt portfolio with interest rate swap agreements in U.S. dollars to achieve an overall desired position of fixed and floating interest rates. The Company has entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR:

    Principal           Inception      Maturity        Fixed
                        Date           Date            Interest
                                                       Rate

    (in thousands
     of $)
    $10,000             May 1996       May 2000        5.56%
    $50,000             February 1998  February 2003   5.685%
    $25,000             August 1998    August 2003     5.755%
    $25,000             August 1998    August 2003     5.756%
    $50,000             February 1998  February 2003   5.775%
    $50,000             March 1998     February 2003   5.885%
    $20,000             May 1998       May 2000        5.90%
    $111,384 reducing
      quarterly to
      $91,392           February 1997  February 1999   5.99%
    $56,259 reducing
      quarterly to
      $34,051           May 1997       May 2001        6.84%
    $43,580 reducing
      quarterly to
      $15,248           May 1992       November 1999   6.93%

    As at December 31, 1998, the notional principal amounts subject to such swap agreements was $441,223,000.

Frontline Ltd.
Notes to Consolidated Financial Statements


    Foreign currency risk
    The majority of the Company's transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. Certain of the Company's subsidiaries report in Sterling, Swedish kronor or Norwegian kroner and risks of two kinds arise as a result: a transaction risk, that is, the risk that currency fluctuations will have a negative effect on the value of the Company's cash flows; and a translation risk, the impact of adverse currency fluctuations in the translation of foreign operations and foreign assets and liabilities into U.S. dollars for the Company's consolidated financial statements. The Company has not entered into forward contracts for either transaction or translation risk, which may have an adverse effect on the Company's financial condition and results of operations.

    Fair Values
    The carrying value and estimated fair value of the Company's financial instruments at December 31, 1998 and 1997 are as follows:

                          1998           1998         1997                  1997
    (in thousands of $) Carrying Value Fair Value Carrying Value Fair Value Non-Derivatives:
    Cash and cash
     equivalents          74,034         74,034       86,870              86,870
    Marketable securities 110,157        110,157      187,231            187,231
    Short-term debt       170,551        170,551      247,072            247,072
    Long-term debt,
     including
     convertible debt     712,470        712,470      526,078            526,078
    Derivatives:
    Interest rate swap
     transactions         -              (7,136)      -                  (1,781)

    The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value.

    The estimated fair value of marketable securities and the convertible debt were based on the quoted market price of these or similar instruments when available. The estimated fair value for long-term debt was considered to be equal to the carrying value since it bears variable interest rates which are reset on a quarterly basis.

    Fair value of interest rate swaps is estimated by taking into account the cost of entering into interest rate swaps to offset the swaps outstanding.

Frontline Ltd.
Notes to Consolidated Financial Statements


    Concentrations of risk
    There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Nordlandsbanken and Christiania Bank og Kreditkasse. However, the Company believes this risk is remote and that these banks are high credit quality financial institutions.

    The majority of the vessels' gross earnings are receivable in U.S. dollars. In 1997 and 1996 one customer accounted for 10 per cent or more of freight revenues. In 1998, no customer accounted for more than 10 per cent or more of freight revenues.

19. RELATED PARTY TRANSACTIONS

    Management believes transactions with related parties are under terms similar to those that would be arranged with other parties.

    During 1996, 1997 and January 1998, Frontline received options to assume newbuilding contracts for the construction and purchase of five Suezmax tankers at the Hyundai Heavy Industries Co. Ltd. shipyard in South Korea for delivery in 1998 and 2000 from single-ship owning companies (the "Suezmax Newbuilding Companies") affiliated with Hemen Holding Ltd. ("Hemen"). Hemen is the Company's largest shareholder and is indirectly controlled by Mr. John Fredriksen, Chairman and Chief Executive Officer of the Company. The first three of the Suezmax tankers were delivered during 1998. The remaining two vessels are scheduled to be delivered in 1999.

    During 1997, Frontline received options to assume from other Hemen affiliated parties, five newbuilding contracts for the construction and purchase of five VLCC tankers. These options were exercised in March 1998. The first two VLCC newbuildings were delivered in 1998, the third in January 1999 and the remaining two are scheduled to be delivered in mid 1999.

Frontline Ltd.
Notes to Consolidated Financial Statements


    In May 1998, the Company acquired control of three shipowning and/or leasing structures which are organized in a non-recourse entity, Independent Tankers Corporation ("ITC"). The Company acquired ITC for $9.5 million. The Company's investment in ITC was subsequently sold to Hemen for $9.5 million with effect from July 1, 1998. The acquisition and sale of ITC are treated as occurring on the same date for accounting purposes as a result of the common control relationship between the Company and Hemen. The results of ITC are therefore not consolidated in the Company's financial statements for any period in 1998. The Company has remained as the manager of the underlying assets and has received a five year fair value call option to buy back ITC.

    In June 1998, the Company obtained a loan of $87.5 million from Metrogas to finance the acquisition of the five VLCC newbuilding contracts described above. This loan bears interest at the rate of 6.75 per cent per annum. At December 31, 1998, an amount of $89 million was outstanding in respect of this loan, including interest accrued thereon. Interest expense recorded by the Company in 1998 in respect of this loan was $3,780,772.

    In addition to the lending arrangement described above, Hemen affiliated parties have, during 1998, provided additional short term financing to the Company. Interest accrued at a rate of 6.75 per cent per annum. Interest expense recorded by the Company in 1998 in respect of such financing was $550,803.

20. ACQUISITIONS

    Effective November 1, 1997, Frontline acquired 79.74 per cent of the outstanding Ordinary Shares of LOF for approximately $93.5 million in cash (see Note 1). The acquisition was primarily funded by a loan from Chase. In 1997, the results of LOF were consolidated with effect from the date of acquisition.

    The acquisition has been accounted for using the purchase method of accounting. Accordingly, the total purchase price has been allocated to the net assets acquired based on their estimated fair values. The difference between the total purchase price and net assets acquired was deducted from the assigned value of the three Suezmax vessels which comprise the identifiable long-term assets of LOF. The subsequent gain

Frontline Ltd.
Notes to Consolidated Financial Statements


    realized on the sale of LOF's Panamax tankers was reflected as an adjustment to the purchase price.

    The following table reflects unaudited pro-forma combined results of operations of the Company and LOF on the basis that the acquisition had taken place at the beginning of the fiscal year for each of the periods presented:

    (in thousands of $, except per share data)   1997      1996
    Net operating revenues                       234,585   150,972
    Net income                                   19,734    (13,772)
    Basic and diluted earnings per share           0.43    (0.30)

    In management's opinion, the unaudited pro-forma combined results of operations are not indicative of the actual results that would have occurred had the acquisition been consummated at the beginning of 1996 or at the beginning of 1997 or of future operations of the combined companies.

21. COMMITMENTS AND CONTINGENCIES

    Assets Pledged

    (in thousands of $)                          1998      1997
    Ship mortgages                               691,859   572,382
    Chattel mortgages and other assets pledged    80,152   182,788
    Restricted bank deposits                       1,916         -
---------------------------------------------------------------
                                                 773,927   755,170
===============================================================

    Other Contractual Commitments

    When newbuilding contracts were executed for the tankers Front Melody, which was sold in 1992, and Front Rhapsody, which was sold in 1993, Frontline also signed an agreement to finance a peseta denominated loan in a foreign bank. Under the agreements, Frontline was required to make a peseta denominated deposit in the same bank. The deposits are being used to fulfill the payment commitments on the loan agreements. The deposits carry a higher interest rate than the loans. The balance was $0.7 million and $1.6 million as of December 31, 1998 and 1997 respectively. These balances

Frontline Ltd.
Notes to Consolidated Financial Statements


    are contractual commitments, since the Company's only risk is the interest rate gap between loans and deposits. The loan agreements specify assignment of future operating revenue of vessels for the benefit of the lender. The assignment applies only in case of default under the loan agreements.

    The Company insures the legal liability risks for its shipping activities with Assuranceforeningen SKULD, a mutual protection and indemnity association. As a member of a mutual association, the Company is subject to calls payable to the association based on the Company's claims record in addition to the claims records of all other members of the association. A contingent liability exists to the extent that the claims records of the members of the association in the aggregate show significant deterioration, which result in additional calls on the members.

22. SUPPLEMENTAL INFORMATION

    Non-cash investing and financing activities included the following:

    (in thousands of $)                1998      1997      1996
    Unrealized appreciation
      (depreciation) on investments
    Recorded directly to equity        (87,501)  (30,605)       24

    In connection with purchase of
     fixed assets:
    Long-term debt issued                   -          -   269,360
    Shares issued                           -          -   175,934

    Acquisition of businesses:
    Assets acquired                         -    248,407        -
    Liabilities assumed and incurred        -    139,177        -
    Shares issued                           -     37,937        -
    Options and warrants assumed            -      1,647        -
    Cash paid                               -     69,646        -

Frontline Ltd.
Notes to Consolidated Financial Statements


23. SUBSEQUENT EVENTS

    On December 29,1998, the Company signed a loan agreement to finance the third VLCC newbuilding. The loan is in the amount of $47.5 million and is secured by a first preferred ship mortgage. At the same time, the Company signed (i) a loan agreement for $14.5 million, such loan being secured by a second priority ship mortgage and (ii) a further loan agreement for $11.6 million secured by cross collateralized second priority mortgages on three of the Company's Suezmax vessels. These three loans were drawndown on January 5, 1999, concurrent with the delivery of the VLCC newbuilding, the Front Chief.

    In March 1999, the Company signed a loan agreement to finance the fourth VLCC newbuilding, the Front Commander. The loan is in the amount of $40.0 million and is secured by a first preferred ship mortgage. At the same time the Company signed (i) a loan agreement for $14.5 million, such loan being secured by a second priority ship mortgage and (ii) a further loan agreement for $11.6 million secured by cross collateralized second priority mortgages on three of the Company's Suezmax vessels. These three loans were drawndown on July 1, 1999, concurrent with the delivery of the Front Commander.

    In May 1999, Greenwich Holdings Ltd. ("Greenwich" - a company indirectly controlled by the Company's Chairman) extended a loan in the amount of $15,739,173 to the Company. The proceeds from the loan were used to finance the acquisition of shares in ICB Shipping AB. A loan agreement has been entered into in order to document the terms of this loan, such terms including the Company pledging the relevant shares in ICB Shipping AB to Greenwich's lender. Through this acquisition the Company increased its holding in ICB to 64 per cent of the capital and 38 per cent of the votes.

    On June 16, 1999, Skandinaviska Enskilda Banken ("SEB"), the Company's largest bank syndicate, agreed to change the loan profile on the facility provided to the Company. Present quarterly installments will be reduced to $8.4 million from $10.5 million with a resultant increase in the final installment due on November 28, 2003 from $136.5 million to $174.3 million. This reduction in quarterly installments will boost the Company's liquidity by $37.8 million during the remaining period of the loan.

Frontline Ltd.
Notes to Consolidated Financial Statements


    On June 23, 1999, the Company accepted the terms offered for the financing of the fifth VLCC newbuilding, the Front Crown. The loan is in the amount of $40.0 million and is secured by a first preferred ship mortgage.

    On June 23, 1999, the Company announced that it had increased its holding in ICB to 68 per cent of the share capital and 44 per cent of the votes.

    On June 29, 1999, the Company signed a loan agreement for refinancing the vessel "Lillo". The loan was drawndown on June 30, 1999, and partly used to repay the portion relating to Lillo under the SEB facility discussed above. The net effect of the refinancing was to improve the Company's liquidity by $9.2 million.

    As of December 31, 1998, the Company did not comply with the equity ratio covenants in a number of the loan agreements. During 1999, management initiated discussions with the Company's lending banks with the purpose of lowering the breached covenant requirements in such loan agreements at least until January 1, 2001. The requested changes were made with the intention of making the Company's financing arrangements more flexible in the event of a prolonged negative market scenario, including falling second-hand prices. Included in the request for changes was a proposal to subordinate the $89.0 million loan given by Metrogas (the "Subordinated Loan") to loans given by the Company's lending banks. In addition, the proposal included reclassifying the Subordinated Loan as equity for the purposes of calculating the Company's equity ratio.

    As of July 13, 1999, the discussions with Metrogas and the Company's lending banks have been finalized and the Company and Metrogas have signed a Subordinated Convertible Loan Facility Agreement. Accordingly, the Company has received acceptance of reduced covenant levels from all but one of the Company's 19 lending banks. This one bank, however, is subject to the authority of the majority lenders, who have agreed to accept lower covenant levels until January 1, 2001.










                                F-43
02089006.AB1

                            EXHIBIT INDEX

EXHIBIT
NUMBER

1.1 The Subregistrar Agreement related to the registration of certain securities issued by Frontline Ltd. in the Norwegian Registry of Securities Between Frontline Ltd. and Christiania Bank og
    Kreditkasse ASA together with the Form of Warrant Certificate and Conditions Attaching Thereto.

2.1 The Subordinated Convertible Loan Facility Agreement USD
    89,000,000 dated July 13, 1999 Between Frontline Ltd. as Borrower and Metrogas Holdings Inc. as Lender.







































02089006.AB1