Form 20-F
period 1999-12-31
FRONTLINE LTD /
filed 2000-06-29
CIK 913290

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

For the fiscal year ended  DECEMBER 31, 1999

                               OR
[ ]     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from

Commission file number 0-22704

                         FRONTLINE LTD.
----------------------------------------------------------------
     (Exact name of Registrant as specified in its charter)

----------------------------------------------------------------
                         FRONTLINE LTD.
----------------------------------------------------------------
         (Translation of Registrant's name into English)

                             BERMUDA
----------------------------------------------------------------
         (Jurisdiction of incorporation or organisation)

    Mercury House, 101 Front Street, Hamilton, HM 12, Bermuda
----------------------------------------------------------------
            (Address of principal executive offices)

Securities registered or to be registered pursuant to section
12(b) of the Act.

                                      NAME OF EACH EXCHANGE
         TITLE OF EACH CLASS          ON WHICH REGISTERED

              None

Securities registered or to be registered pursuant to section
12(g) of the Act.

          American Depositary Shares each representing
               one Ordinary Share, $2.50 Par Value
----------------------------------------------------------------
                        (Title of class)

Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act.

                Ordinary Shares, $2.50 Par Value
----------------------------------------------------------------
                        (Title of class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

    60,961,860 Ordinary Shares, $2.50 Par Value of which 522,656
    Ordinary Shares are held in the form of 522,656 American
    Depositary Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

         Yes X                        No
            ---

Indicate by check mark which financial statement item the registrant has elected to follow.

         Item 17                      Item 18    X
                 ------                        ------

                             PART I

ITEM 1. DESCRIPTION OF BUSINESS.

THE COMPANY

Frontline Ltd. (the "Company" or "Frontline") is a Bermuda based shipping company engaged primarily in the ownership and operation of oil tankers. The Company operates vessels of two sizes: very large crude carriers ("VLCCS") which are between 200,000 and 320,000 deadweight tons ("dwt"), and Suezmaxes, which are vessels between 120,000 and 170,000 dwt. The Company operates through subsidiaries and partnerships located in Bermuda, Liberia, Norway, Panama, Singapore and Sweden. Since 1996, Frontline has emerged as a leading tanker company within the VLCC and Suezmax sectors of the market.

The Company has its origin in Frontline AB, which was founded in 1985, and which was listed on the Stockholm Stock Exchange from 1989 to 1997. In May 1997, a decision was made to redomicile Frontline AB from Sweden to Bermuda and to list its shares on the Oslo Stock Exchange. The change of domicile was executed through a share for share exchange offer from the then newly formed Frontline Ltd. in Bermuda.

In September 1997 Frontline initiated an amalgamation with London & Overseas Freighters Limited ("LOF"). This process was completed in May 1998. In the business combination (discussed in detail below), which left LOF as the surviving company, Frontline's shareholders exchanged Frontline shares for LOF shares and LOF was subsequently renamed Frontline Ltd. As a result of this transaction, Frontline became listed on the London Stock Exchange and on the NASDAQ National Market in addition to its listing on the Oslo Stock Exchange.

The Company is a world leader in the international seaborne transportation of crude oil. The Company's tanker fleet, which is one of the largest and most modern in the world, consists of 16 owned or controlled VLCCs and 29 owned or controlled Suezmax tankers, of which 8 are Suezmax OBOs. In 1998 and 1999, the Company took delivery of a total of three Suezmax tankers and five VLCC newbuildings. In 2000 to date, the Company has taken delivery of three additional Suezmax newbuildings. In addition, the Company has acquired one VLCC newbuilding, two second-hand VLCCs and has acquired a forty per cent interest in a second-hand VLCC. The Company also has a minority interest in two older Suezmax tankers built in 1978 and 1979, and charters in two modern VLCCs and two modern Suezmax tankers. The two VLCC newbuildings acquired by the Company in 1998 were subsequently sold and leased back on bareboat charters for periods of eight years with the option on the buyer's side to extend the charter for 2+1+1 years. One Suezmax newbuilding acquired by the Company in 1998 was subsequently sold and leased back on a bareboat charter for a period of eight years with the option on the buyer's side to extend the charter for 2+1+1 years. Through the acquisition of ICB Shipping AB (publ) ("ICB") in 1999 (See "Business Acquisitions and Combinations") the Company acquired two VLCCs and six Suezmax tankers, plus one chartered-in Suezmax tanker. The fleet operated by the Company has a total tonnage of approximately 8.5 million dwt, and its vessels have an average age of 6 years compared with an estimated industry average of over 12 years. The Company believes that its vessels comply with the most stringent of generally applicable environmental regulations for tankers.

The Company is committed to providing quality transportation services to all of its customers and to developing and maintaining long term relationships with the major charterers of tankers. Increasing global environmental concerns have created a demand in the petroleum products/crude oil seaborne transportation industry for vessels that are able to conform to the stringent environmental standards currently being imposed throughout the world. The Company's fleet of modern single hull VLCCs may discharge crude oil at the Louisiana Offshore Oil Port ("LOOP") until the year 2015, and its modern single hull Suezmax tankers may call at US ports until the year 2010 under the phase-in schedule for double hull tankers presently prescribed under the Oil Pollution Act of 1990 ("OPA 90"). See "Regulation".

The shipping industry is highly cyclical, experiencing volatility in profitability, vessel values and charter rates. In particular, freight and charterhire rates are strongly influenced by the supply of vessels and the demand for oil transportation. Freight rates weakened in the second half of 1998 and further deteriorated in 1999 as a result of OPEC oil production cuts to support oil prices, relatively high world oil inventories, weakness in oil demand due to the continued Southeast Asian economic crisis as well as the onset of a recession in Latin America and the relatively large tanker newbuilding delivery schedule. Towards the end of 1999, Suezmax rates started to improve followed by improving VLCC rates at the end of the first quarter of 2000. The improving market conditions were supported by a reduction of transportation capacity through the scrapping of elderly tonnage in 1999. More stringent practises among charterers in selection of tonnage following the sinking of the 23 year old tanker, Erika, off Brittany in December 1999, also contributed to the reduction of tonnage supply as older vessels were excluded from certain trades. Following OPEC's decision to increase its quota for oil production in March 2000, the increase in demand for tonnage resulted in further improvement of the supply/demand balance for tankers and thereby rates in the market strengthened further.

Currently, in June 2000, the tanker industry is experiencing booming charter rates, at levels higher than have been achieved for several years. VLCCs are currently chartered at above $40,000 per day and Suezmaxes at approximately $30,000 per day.

The Company's plan is to create one of the world's largest publicly traded shipping companies, with a modern, high quality VLCC and Suezmax fleet. The Company's business strategy is primarily based upon the following principles: (i) emphasising operational safety and quality maintenance for all of its vessels; (ii) complying with all current and proposed environmental regulations; (iii) outsourcing technical operations and crewing; (iv) controlling operational costs of vessels; (v) owning one of the most modern and homogeneous fleets of tankers in the world; (vi) achieving high utilisation of its vessels;
(vii) achieving competitive financing arrangements and (viii) developing and maintaining relationships with major oil companies and industrial charterers. After having delivered their cargo, spot market vessels typically operate in ballast until being rechartered. It is the time element associated with these ballast legs which the Company seeks to minimise by efficiently chartering its OBO carriers and tankers. The Company seeks to maximise earnings in employing vessels in the spot market, under time charters or under contracts of affreightment.

In December 1999, the Company, together with A.P. Moller, Euronav Luxembourg SA, Osprey Maritime Ltd., Overseas Shipholding Group, Inc and Reederei "Nord" Klaus E. Oldendorff agreed to form Tankers International LLC ("Tankers") to pool the commercial operation of the participating companies' modern VLCC fleets (the "Tankers Pool"). Tankers began operations on February 1, 2000, with an initial fleet of 39 modern VLCCs (of which the Company contributed twelve vessels). Tankers' fleet currently constitutes 10 per cent of the world VLCC fleet. By 2002, as the participants take delivery of newbuildings and vessels are redelivered from time charters, Tankers' fleet is expected to exceed 50 vessels. Tankers mainly employs ships in the spot market, although it also from time to time enters into Contracts of Affreightment ("COAs") and time charters. Revenues to each shipowner who participates in Tankers are calculated on the basis of the pool's total earnings and the tonnage committed into Tankers by the shipowner.

By consolidating the commercial operation of its substantial VLCC fleet into a unified transportation system, Tankers offers its customers "one stop shopping" for high quality modern VLCC tonnage. The size of the fleet enables Tankers to become the logistics partner of major customers, providing new and improved tools to manage shipping programs, inventories and risk. The Company believes that Tankers will enhance the financial performance of pool vessels through higher utilisation and other operating efficiencies. Tankers also seeks to reduce vessel operating costs by facilitating joint purchasing of goods and services by pool participants.

In 1998, in order to increase the Company's market share in the Suezmax trades and increase the trading flexibility, the Company and OMI Corporation, a major international shipping company, combined Suezmax tanker fleets for commercial purposes and created Alliance Chartering LLC ("Alliance"). Alliance currently markets 40 Suezmax tankers, of which the majority are employed in the Atlantic market, comprising approximately 30 per cent of the total Suezmaxes trading in the spot market in the Atlantic basin. Alliance's control of the largest modern fleet of Suezmaxes has enabled it to strengthen relationships and obtain contracts with a number of customers. These contracts may allow Alliance the opportunity to increase its Suezmax fleet utilisation through backhauls when cargo is available (that is, transporting cargo on the return trip when a ship would normally be empty) which would improve vessel earnings.

Alliance mainly employs ships in the spot market, although it also from time to time enters into COAs and time charters. Revenues to each shipowner who participates in Alliance is based on the actual earnings from the ships contributed into Alliance by the shipowner. Two of the Suezmax tankers contributed by Frontline into Alliance, "Lillo" and "Granite", are chartered on time charters. Part of the employment for Frontline's Suezmax OBOs is secured by a COA with a steel mill in Saudi Arabia for transport of iron ore from Norway. The contract is for three-year periods, subject to renewal, and currently secures employment for
1.5 ship per year. Two part-owned Suezmax tankers which are employed outside of Alliance, "Polytrader" and "Polytraveller", are chartered to Navion ASA until April 2001 and January 2003, respectively.

The Company is registered in Bermuda (No. EC-17460). Its registered and principal executive offices are located at Mercury
House, 101 Front Street, Hamilton, HM 12, Bermuda, and its telephone number is +1 (441) 295-6935.

BUSINESS ACQUISITIONS AND COMBINATIONS

AMALGAMATION WITH LONDON & OVERSEAS FREIGHTERS LIMITED
On September 22, 1997, LOF and Frontline announced that they had entered into an Agreement and Plan of Amalgamation (the "Amalgamation Agreement"), providing for a business combination in a three-step transaction. On September 29, 1997, pursuant to the Amalgamation Agreement, Frontline commenced a cash tender offer (the "Offer") for at least 50.1 per cent and up to 90 per cent of the outstanding LOF Ordinary Shares and ADSs for a price of $1.591 (restated to $15.91) per Ordinary Share ($15.91 per
ADS). The Offer expired on October 28, 1997, and effective

November 1, 1997 Frontline acquired approximately 79.74 per cent of the outstanding LOF Ordinary Shares.

In the second step, Frontline amalgamated (the "Amalgamation") with Dolphin Limited, a Bermuda subsidiary of LOF. Each ordinary share of Frontline was cancelled in consideration for which the stockholders of Frontline received (i) 3.2635 (restated to 0.32635) Ordinary Shares of LOF and (ii) 0.1902 (restated to 0.01902) of a newly issued warrant ("Frontline Warrants") to purchase one LOF Ordinary Share. In the third step of the combination, in order to combine the assets and liabilities, LOF purchased the assets and liabilities of Frontline which were vested in the amalgamated company at fair market value in exchange for a promissory note. LOF is the legally surviving entity in this business combination and has been renamed Frontline Ltd. with effect from May 11, 1998. Frontline is treated as the accounting acquirer and the transaction treated as a reverse acquisition. The share capital of the Company has been restated accordingly to reflect the transaction. For periods on or after May 11, 1998, the term "Company" refers to Frontline Ltd. (formerly London & Overseas Freighters Limited).

ACQUISITION OF ICB
On September 1, 1997, Frontline announced its intention to submit an offer to acquire all of the shares of ICB . The final form of the offer was an offer to acquire all of the shares of ICB (the "ICB Shares") in exchange for SEK 130 in cash for each of the A-shares and SEK 115 in cash for each of the B-shares. The total acquisition price was estimated to be $423 million, financed primarily by a US $300 million loan facility ("ICB facility") with Chase Manhattan Bank ("Chase"). Through the tender offer, by October 1997 Frontline acquired 51.7 per cent of the outstanding shares of ICB at a purchase price of approximately $215 million. However, the shares purchased, 14,428,078 Class B shares and 148,663 Class A shares, provided Frontline with only 31.4 per cent of the ICB voting rights. On January 8, 1998, Frontline withdrew its bid for the remaining outstanding shares of ICB. During 1998, Frontline made further purchases of ICB Shares in the market and at December 31, 1998 had 34.2 per cent of the voting power.

On September 23, 1999, pursuant to an agreement (the "ICB Agreement"), Frontline acquired ICB Shares previously owned by the so-called "A group" consortium including those controlled by board members of ICB and ICB shares controlled by the Angelicoussis family. In connection with the ICB Agreement, four of the VLCCs owned by ICB were sold to companies controlled by the Angelicoussis family. As a result of the acquisitions, Frontline increased its shareholding in ICB to approximately 90 per cent of the capital and 93 per cent of the voting rights. In October 1999, a new Board of Directors was appointed in ICB and is consequently controlled by Frontline. In December 1999, Frontline commenced a compulsory acquisition for the remaining shares in ICB and ICB was delisted from the Stockholm Stock Exchange. The operations of ICB have been incorporated into those of the Company and the eight vessels acquired as a result of the transaction have been transferred to the Company's management structure.

In the two year period prior to September 1999, Frontline was unable to control, or exercise significant influence over, ICB. Accordingly, the Company previously accounted for its investment in ICB as an available-for-sale security in accordance with SFAS
115. As a result of Frontline acquiring control over ICB, the Company's financial statements have been restated. For the years ended December 31, 1997 and 1998, the investment in ICB is accounted for in accordance with the equity method. For the year ended December 31, 1999, ICB has been consolidated with effect from January 1, 1999.

Through the acquisition of ICB, Frontline, through an indirect subsidiary, has taken over responsibility for the management function for Knightsbridge Tankers Limited (Knightsbridge"), a company whose shares are listed on the Nasdaq National Market under the symbol "VLCCF". Knightsbridge owns five VLCCs (built 1995-96) which are chartered to Shell International Petroleum Company Limited. Knightsbridge reports to the US Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934. Frontline also has a 2.0 per cent ownership interest in Knightsbridge as of June 14, 2000.

INDEPENDENT TANKERS CORPORATION TRANSACTION
In May 1998, the Company acquired control of three shipowning and/or leasing structures which are organised in a non-recourse holding company, Independent Tankers Corporation ("ITC"). The Company acquired ITC for $9.5 million. The Company's investment in ITC was subsequently sold to Hemen Holding Ltd. ("Hemen"), the principal shareholder in the Company, for $9.5 million with effect from July 1, 1998. The acquisition and sale of ITC are treated as occurring on the same date for accounting purposes as a result of the common control relationship between the Company and Hemen. The results of ITC are therefore not consolidated in the Company's financial statements for any period in 1999 and 1998. The Company is the manager of the underlying operating companies and has received a five year fair value call option from Hemen to buy back ITC.

SIGNIFICANT RECENT DEVELOPMENTS

In February, March and April 2000, Frontline acquired Golden Ocean Group Limited ("Golden Ocean") US$ 291 million Senior Notes due in August 2001 and at June 13, 2000 held Senior Notes with a face amount of $76.8 million. Golden Ocean is a shipping group which holds interest in 14 VLCCs and 10 bulk carriers. Most of the delivered tonnage is presently employed on medium to long term charters. Golden Ocean filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code, on January 14, 2000, and through this protection received an exclusive period of up to 120 days to file a Plan of Reorganisation. As one of Golden Ocean's largest creditors, Frontline announced that it would seek to be actively involved in the reorganisation process.

On May 25, 2000, the Company and Golden Ocean signed a term sheet (the "Frontline/Golden Ocean Term Sheet") relating to a Proposed Joint Plan of Reorganisation (the "Joint Plan") for Golden Ocean. Upon the effective date of the Golden Ocean Plan, Golden Ocean would become a wholly-owned subsidiary of Frontline. The Official Committee of Unsecured Creditors of Golden Ocean announced that it would fully support and would be a co-proponent of the Joint Plan. The Frontline/Golden Ocean Term Sheet provided for a payment to all unsecured creditors in Golden Ocean including the holders of Golden Ocean Senior Notes. Pursuant to the Frontline/Golden Ocean Term Sheet, Frontline committed to pay up to $33.0 in cash, or to issue up to 4.1 million shares and 1.9 million warrants in Frontline valued to $48.4 million to take over all unsecured debt and all upstream guarantees. These amounts do not include a takeout of the $77.75 million Golden Ocean debt currently controlled by Frontline. The old share capital would, according to the Frontline/Golden Ocean Term Sheet, be cancelled while new share capital will be injected by Frontline. In addition, the Frontline/Golden Ocean Term Sheet provided for the release of upstream guarantees in favour of the holders of Golden Ocean Senior Notes. During the negotiations over the Frontline/Golden Ocean Term Sheet, another bidder, Bentley Investments S.A. ("Bentley") took control of Golden Ocean's Board of Directors and caused Golden Ocean to withdraw its support of, and object to, the approval of the Frontline/Golden Ocean Term Sheet.

On June 6, 2000, the Bankruptcy Court in the Golden Ocean bankruptcy case terminated Golden Ocean's exclusive period to file a plan of reorganisation, which permits any party in interest to propose a plan. As of the date of this report, the Court has scheduled the filing of all plans and related disclosure statements for no later than the close of business on July 7, 2000. The Court has set July 28, 2000 for a hearing on the adequacy of each disclosure statement filed by a plan proponent.

Also at the June 6, 2000, hearing, with Frontline's consent, Bentley replaced Frontline as debtor-in-possession lender to Golden Ocean, by paying Frontline the outstanding balance of the loan, plus interest, fees and expenses, with Frontline reserving all rights to final payment of its expenses, premiums owing to it.

In view of the termination of exclusivity and Golden Ocean's failure to support the Joint Plan, Frontline reserves the right to submit a plan on different terms from those contained in the Frontline/Golden Ocean Term Sheet.

OPERATIONS

Similar to structures commonly used by other shipping companies, the Company's vessels are all owned by, or chartered to, separate subsidiaries or associated companies. Frontline Management AS ("Frontline Management"), a wholly-owned subsidiary of the Company, supports the Company in the implementation of its decisions. Frontline Management is responsible for the commercial management of the Company's shipowning subsidiaries, including chartering and insurance. Each vessel owned by the Company is registered under Bahamas, Liberian, Singaporean, Norwegian or Panamanian flag.

Frontline has a strategy of extensive outsourcing. Ship management, crewing and accounting services are provided by a number of independent and competing suppliers.

-- Frontline's vessels are managed by independent ship management companies. Pursuant to management agreements, each of the independent ship management companies provides operations, ship maintenance, crewing, technical support, shipyard supervision and related services to Frontline. A central part of Frontline's strategy is to benchmark operational performance and cost level amongst the Company's ship managers.
-- Independent ship managers provide crewing for Frontline's vessels. Currently, most vessels are crewed with full Russian crews, while others have full Indian or full Filipino crews, or combinations of these nationalities.
-- The accounting management services for each of the shipowning subsidiaries of Frontline are provided by the ship managers.

FURTHER EXPANSION OF FLEET

The Company believes that fleet size in the industrial shipping sector is increasingly important in negotiating terms with major clients and charterers. The Company believes that a large, high-quality VLCC and Suezmax fleet will enhance its ability to obtain competitive terms from suppliers and shipbuilders and to produce cost savings in chartering and operations.

Based on these considerations, the Company intends to look for further opportunities to expand its fleet and acquire additional VLCCs and Suezmax tankers. Frontline believes that VLCC and Suezmax freight rates and market values will support such expansion. Due to the ageing profile of the existing world fleet, enforcement of environmental regulations and customer demand, the Company believes that there will be increased demand for modern VLCCs and Suezmax tankers needed to carry the world oil trade during the early 2000s. As a result, opportunities exist for selective investment in VLCC and Suezmax tankers built in the 1990s that are in good operating condition, with prospects to yield operating profits and capital gains over the next several years. Although VLCC freight rates and market values are volatile, the Company believes that investment in such VLCC and Suezmax tankers in today's market carries a limited amount of downside risk while offering the prospect of significant upside potential.

As part of its vessel acquisition policy, the Company conducts a physical inspection of each tanker and examines its construction, prior ownership, operating history and classification records. Among the second-hand VLCC and Suezmax tankers which the Company may purchase are tankers subject to existing bareboat charters or leases with major oil companies such as in the case of ITC's subsidiaries. The Company may also purchase options to acquire such tankers at the expiration of such bareboat charters or leases. The Company cannot guarantee that its policy will be successful.

INSPECTION BY A CLASSIFICATION SOCIETY

Every commercial vessel's hull and machinery is "classed" by a classification society authorised by its country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of such classification society and complies with applicable rules and regulations of the country of registry of the vessel and the international conventions to which that country is a member. The Company's vessels have all been certified as "in class."

Each vessel is inspected by a surveyor of the classification society every year, every two and a half years and every four to five years. Should any defects be found, the classification surveyor will issue a "recommendation" for appropriate repairs which have to be made by the shipowner within the time limit prescribed.

CUSTOMERS

Customers of the Company include major oil companies, petroleum products traders, government agencies and various other entities. During the years ended December 31, 1999 and 1998, no customer accounted for 10 per cent or more of consolidated freight revenues. In the year ended December 31, 1997, Valero Refining and Marketing accounted for 10 per cent or more of consolidated freight revenues.

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

EMPLOYEES

As of June 13, 2000, the Company and its subsidiaries employ 28 people in their respective offices in Bermuda, London, Oslo and Korea. The Company contracts with the ship managers to manage and operate its vessels. See "Operations" above.

RISK OF LOSS AND INSURANCE

The business of the Company is affected by a number of risks, including mechanical failure of the vessels, collisions, property loss to the vessels, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labour strikes. In addition, the operation of any ocean-going vessel is subject to the inherent possibility of catastrophic marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade.

Frontline Management is responsible for arranging for the insurance of the Company's vessels in line with standard industry practice. In accordance with that practice, the Company maintains marine hull and machinery and war risks insurance, which includes the risk of actual or constructive total loss, and protection and indemnity insurance with mutual assurance associations. The Company from time to time carries insurance covering the loss of hire resulting from marine casualties in respect of some of its vessels. Currently, the amount of coverage for liability for pollution, spillage and leakage available to the Company on commercially reasonable terms through protection and indemnity clubs and providers of excess coverage is $1 billion per vessel per occurrence. Protection and indemnity clubs are mutual marine indemnity associations formed by shipowners to provide protection from large financial loss to one member by contribution towards that loss by all members.

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

The Company believes that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers will impose greater inspection and safety requirements on all vessels in the tanker market and will accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand in the seaborne refined petroleum products transportation industry for vessels that are able to conform to the stricter environmental standards currently being imposed throughout the world. All of the Company's vessels built since 1990 comply with the requirements of OPA 90 for trading in the United States and with the rules and regulations of the International Maritime Organisation ("IMO"). In addition, the Company maintains operating standards for all of its vessels that emphasise operational safety, quality maintenance, continuous training of its crews and officers and compliance with United States and international regulations.

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

In addition, many countries have adopted the International Convention on Civil Liability for Oil Pollution Damage 1969 ("CLC"), as amended by a 1976 protocol, a 1984 protocol and a 1992 protocol. Under the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Liability is currently limited to certain US dollar amounts based on the size of the vessel. The limit of liability is tied to a unit of account which varies according to a basket of currencies. At May 30, 2000, that limit was approximately $79.1 million if the country in which the damage results is a party to the 1992 protocol, which raised the maximum limit to that level. The right to limit liability is forfeited where the spill is caused by the owner's actual fault or privity and, under the 1992 protocol, where the spill is caused by the owner's intentional or reckless conduct. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern and liability is imposed either on the basis of fault or in a manner similar to the CLC.

All of the Company's newbuildings delivered since 1995 are of double hull construction and comply with the IMO regulations upon their effective date. The Company cannot at the present time evaluate the likelihood of whether compliance with the new regulations regarding inspections of all vessels will adversely affect the Company's operations, or the magnitude of any such adverse effect, due to uncertainty of interpretation of the IMO regulations.

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

Under OPA 90, vessel owners, operators and demise charterers are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party (subject to certain statutory qualifications the effects of which have not been determined by any judicial interpretation), an act of God or an act of war) for all oil spill containment and clean-up costs and other damages arising from oil spills pertaining to their vessels. These other damages are defined broadly to include (i) natural resources damage and the costs of assessment thereof, (ii) real and personal property damages, (iii) net loss of taxes, royalties, rents, fees and other lost revenues, (iv) lost profits or impairment of earning capacity due to property or natural resources damage, (v) net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and (vi) loss of subsistence use of natural resources. OPA 90 limits the liability of responsible parties to the greater of $1,200 per gross tonne or $10 million per tanker (subject to possible adjustment for inflation). These limits of strict liability would not apply if the incident were proximately caused by violation of applicable United States federal safety, construction or operating regulations or by the responsible party's gross negligence or wilful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities. The Company currently insures and, provided such insurance remains available at a commercially reasonable cost, plans to insure each of its vessels with pollution, spillage and leakage liability insurance in the amount of $1 billion per vessel per occurrence. This is the amount currently available to the Company in the insurance market on commercially reasonable terms. The liability resulting from a catastrophic spill could exceed the insurance coverage available, in which event there could be a material adverse effect on the Company. See "Risk of Loss and Insurance." Additionally, under OPA 90, the liability of responsible parties, United States or foreign, with regard to oil pollution damage in the United States is not pre-empted by any international convention.

Under OPA 90, with certain limited exceptions, all newly built or converted tankers operating in United States waters must be built with double hulls conforming to particular specifications. Existing vessels which do not comply with the double hull requirement must be phased out over a 20-year period (1995-2015) based on size, age and place of off-loading, unless retrofitted with double hulls.

Notwithstanding the phase-in period, OPA 90 currently permits existing single hull tankers to operate until the year 2015 if
(i) their operations within United States waters are limited to discharging at LOOP or off-loading by means of lightering activities within authorised lightering zones more than 60 miles off-shore and (ii) they are otherwise in compliance with applicable laws and regulations.

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

The US Coast Guard's regulations concerning certificates of financial responsibility provide, in accordance with OPA90, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility; and, in the event that such insurer or guarantor is sued directly, it is prohibited from asserting any defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the wilful misconduct of the responsible party. The Company currently maintains evidence of financial responsibility through Shoreline Mutual (Bermuda) Ltd. and The Shipowners Insurance and Guaranty Company Ltd. (SIGCO), commercial providers of such evidence.

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

The operation of the Company's vessels is also affected by the International Ship Management Code ("ISM Code"), which as of July 1, 1998, requires shipowners and bareboat charterers to develop an extensive "Safety Management System," which includes policy statements, manuals, standard procedures and lines of communication. Non-compliance with the ISM Code may subject the shipowner or bareboat charterer to increased liability and may lead to decreases in available insurance coverage for affected vessels, denial of permission to enter ports or detention by port authorities. Although compliance with the ISM Code is the responsibility of a bareboat charterer where its vessels are subject to such charters, the Company may become primarily responsible for compliance with the ISM Code if a bareboat charterer were to default in its obligations under its charters. All of the Company's vessels and their operators have received ISM certification.

THE COMPANY'S VESSELS

The Company operates a substantially modern fleet of 45 vessels consisting of eight Suezmax OBO carriers, sixteen VLCCs and twenty one Suezmax tankers. The Company owns 38 of such vessels through indirect wholly-owned subsidiaries, one such vessel through a investment in a joint venture and two of such vessels through limited partnerships. The following table sets forth the fleet operated by the Company as of June 14, 2000:

OWNED TONNAGE
                     APPROXIMATE                              TYPE OF
VESSEL             BUILT     DWT.       CONSTRUCTION   FLAG   EMPLOYMENT

VLCCs
Front Sabang*        1990     285,000    Single-hull    SG     Tankers Pool
Front Vanadis*       1990     285,000    Single-hull    SG     Tankers Pool
Front Highness       1991     284,000    Single-hull    SG     Tankers Pool
Front Lady           1991     284,000    Single-hull    SG     Tankers Pool
Front Lord           1991     284,000    Single-hull    SG     Tankers Pool
Front Duke           1992     284,000    Single-hull    SG     Tankers Pool
Front Duchess        1993     284,000    Single-hull    SG     Tankers Pool
Front Tobago (40%)   1993     261,000    Single-hull    LR     Tankers Pool
Front Tartar         1993     300,000    Single-hull    LR     Tankers Pool
Front Tarim          1993     307,000    Single-hull    LR     Tankers Pool
Front Chief          1999     311,000    Double-hull    BA     Tankers Pool
Front Commander      1999     311,000    Double-hull    BA     Tankers Pool
Front Crown          1999     311,000    Double-hull    BA     Tankers Pool
Front Tina           2000     308,000    Double-hull    LR     Tankers Pool

SUEZMAX OBO CARRIERS
Front Breaker        1991     169,000    Double-hull    NIS    Spot market
Front Climber        1991     169,000    Double-hull    SG     Spot market
Front Driver         1991     169,000    Double-hull    NIS    Spot market
Front Guider         1991     169,000    Double-hull    SG     Spot market
Front Leader         1991     169,000    Double-hull    SG     Spot market
Front Rider          1992     169,000    Double-hull    SG     Spot market
Front Striver        1992     169,000    Double-hull    SG     Spot market
Front Viewer         1992     169,000    Double-hull    SG     Spot market

SUEZMAXES
Polytrader (40%)     1978     126,000    Single-hull    NO     Time charter
Polytraveller (35%)  1979     126,000    Single-hull    NO     Time charter
Lillo                1991     147,000    Single-hull    LR     Time charter
Front Birch*         1991     152,000    Double-side    NIS    Spot market
Front Maple*         1991     152,000    Double-side    NIS    Spot market
Front Granite*       1991     142,000    Single-hull    BA     Time Charter
Front Emperor        1992     147,000    Single-hull    SG     Spot market
Front Sunda*         1992     142,000    Single-hull    NIS    Spot market
Front Spirit         1993     147,000    Single-hull    NIS    Spot market
Front Comor*         1993     142,000    Single-hull    NIS    Spot market
Front Pride          1993     150,000    Double-hull    LR     Spot market
Front Glory          1995     150,000    Double-hull    NIS    Spot market
Front Splendour      1995     150,000    Double-hull    NIS    Spot market
Mindanao*            1998     158,000    Double-hull    SG     Spot market
Front Fighter        1998     153,000    Double-hull    NIS    Spot market
Front Hunter         1998     153,000    Double-hull    NIS    Spot market
Front Archer         2000     153,000    Double-hull    NIS    Spot market
Front Sun            2000     153,000    Double-hull    BA     Spot market
Front Sky            2000     153,000    Double-hull    BA     Spot market

CHARTERED IN TONNAGE
                     APPROXIMATE                              TYPE OF
VESSEL             BUILT     DWT.       CONSTRUCTION   FLAG   EMPLOYMENT

VLCCs
Front Century        1998     311,000    Double-hull    BA     Spot market
Front Champion       1998     311,000    Double-hull    BA     Spot market

SUEZMAX
Front Warrior        1998     153,000    Double-hull    BA     Spot market
Kim Jacob*           1998     158,000    Double-hull    SG     Spot market

1. BA - Bahamas, LR - Liberia, NO - Norway, NIS - Norwegian International Ship Register, SG - Singapore

*    Vessels obtained through the acquisition of ICB

ITEM 2. DESCRIPTION OF PROPERTY.

Other than its interests in the vessels described in Item 1, the Company owns no material physical properties. The Company leases office space in Hamilton, Bermuda. Frontline Management leases office space, at market rates, in Oslo, Norway from Sea Shipping AS, a company indirectly affiliated with Hemen, the Company's principal shareholder. One of the Company's subsidiaries leases office space in London, England.

ITEM 3. LEGAL PROCEEDINGS.

The Company is a party, as plaintiff or defendant, to several lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the operation of its vessels, in the ordinary course of business or in connection with its acquisition activities. The Company's management believes that the resolution of such claims will not have a material adverse effect on the Company's operations or financial condition.

ITEM 4. CONTROL OF REGISTRANT.

The Company is indirectly controlled by another corporation (see below). The following table presents certain information regarding the current ownership of the Ordinary Shares with respect to (i) each person who is known by the Company to own more than 10 per cent of the Company's outstanding Ordinary Shares; and (ii) all directors and officers as a group as of June 13, 2000.

                                          ORDINARY SHARES
OWNER                                  AMOUNT            PER CENT

Hemen Holding Ltd. (1)                 34,579,054        46.25%
All Directors and Officers
  as a group (7 persons) (2)           34,657,506        46.35%

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

                                     OSE      NASDAQ             LSE (1)
                      HIGH       LOW        HIGH     LOW     HIGH       LOW
                                                            (pound    (pound
                                                           sterling) sterling)
FISCAL YEAR ENDED
  DECEMBER 31, 1998

First quarter         NOK92      NOK65      $14.50   $12.00     9.20     6.50
Second quarter        NOK82      NOK45      $13.00    $6.50     7.25     6.75
Third quarter         NOK54      NOK19       $8.75    $4.25     7.25     5.25
Fourth quarter        NOK21      NOK8        $5.00    $3.13     6.25     3.00

FISCAL YEAR ENDED
  DECEMBER 31, 1999

First quarter         NOK23.50   NOK16.50    $3.63    $3.00     3.05     2.35
Second quarter        NOK29.30   NOK16.00    $3.75    $3.00     3.00     2.35
Third quarter         NOK33.00   NOK26.00    $4.25    $3.00     3.00     1.78
Fourth quarter        NOK45.00   NOK32.30    $4.13    $3.50     1.93     1.73


(1) The middle market quotations are computed from the daily official prices as derived from the "Daily Official List" of the LSE as of the close of such exchange on the relevant dates and do not necessarily reflect the actual price of the last transaction on the relevant dates.

As of June 13, 2000, the number of record holders of Ordinary Shares and ADSs in the United States was 28 and 4, respectively, excluding the Bank of New York as Depositary. At that date, an aggregate of 4,546,634 Ordinary Shares and 1,520,756 ADSs were held of record in the United States, excluding the Bank of New York as Depositary. Such holdings represent 8.11 per cent of the Ordinary Shares outstanding on that date.

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

As of May June 13, 2000, 124,558 of the authorised and unissued Ordinary Shares were reserved for issue pursuant to subscription under existing warrants which can be exercised at any time up to December 31, 2003. As of June 13, 2000, 2,600,000 of the
authorised and unissued Ordinary Shares were reserved for issue pursuant to subscription under Frontline Warrants which can be exercised at any time up to May 11, 2001. See Item 12 "Options to Purchase Securities from Registrant or Subsidiaries". Under the conditions upon which the warrants were issued, certain restrictions and conditions apply to the Company for so long as the subscription rights under the warrants remain exercisable.

In connection with the Amalgamation, on May 11, 1998, the Company adopted revised Bye-laws. These Bye-laws contain certain restrictions with respect to the registration of shares which are summarised below:

(i) The Board may decline to register the transfer of any share held through the Verdipapirsentralen ("VPS"), the computerised central share registry maintained in Oslo, Norway, for bodies corporate whose shares are listed for trading on the OSE, if the registration of such transfer would be likely, in the opinion of the Board, to result in fifty per cent or more of the aggregate issued share capital of the Company or shares of the Company to which are attached fifty per cent or more of the votes attached to all outstanding shares of the Company being held or owned directly or indirectly, (including, without limitation, through the VPS) by a person or persons resident for tax purposes in Norway (or such other jurisdiction as the Board may nominate from time to time).

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

ITEM 8. SELECTED FINANCIAL DATA.

The selected income statement data of the Company with respect to the fiscal years ended December 31, 1999, 1998 and 1997 and the selected balance sheet data of the Company with respect to the fiscal years ended December 31, 1999 and 1998 have been derived from the Company's Consolidated Financial Statements included herein and should be read in conjunction with such statements and the notes thereto. The selected income statement data with respect to the fiscal years ended December 31, 1996 and 1995 and the selected balance sheet data with respect to the fiscal years ended December 31, 1997, 1996 and 1995 has been derived from consolidated financial statements of the Company not included herein. The selected financial data with respect to the fiscal years ended December 31, 1998 and 1997 has been restated to reflect the treatment of ICB as an investment accounted for in accordance with the equity method. (See Item 1. "Description of Business - Business Acquisitions and Combinations - Acquisition of ICB"). The following table should also be read in conjunction with Item 9 "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and Notes thereto included herein.

                                    Fiscal Year Ended December 31,

                          1999       1998         1997     1996       1995
                               (restated)   (restated)
                               (in thousands, except per Ordinary Share data)


INCOME STATEMENT DATA:
Net operating revenues   $253,214    $203,860    $197,197  $110,471  $134,953
Net operating (loss)
  income after
  depreciation          $(12,210)     $72,455     $55,476    $5,127   $22,164
Net (loss) income       $(86,896)     $31,853     $22,794 $(13,981)    $2,574
Earnings (loss) per
  Ordinary Share
 - basic and diluted      $(1.76)       $0.69       $0.63   $(0.92)     $0.20
Cash dividends
  per Ordinary Share           $-          $-          $-        $-        $-

BALANCE SHEET DATA
  (AT END OF PERIOD):
Cash and cash equivalents $65,467     $74,034     $86,870   $58,003   $70,989
Newbuildings under
  construction            $32,777     $75,681     $48,474        $-         -
Vessels and
  equipment, net       $1,523,112  $1,078,956    $970,590  $831,981  $450,398
Total assets           $1,726,793  $1,505,414  $1,369,849  $921,113  $549,879
Long-term debt
  (including current
  portion)             $1,079,694    $883,021    $773,150  $561,942  $358,579
Stockholders' equity     $557,300    $583,574    $556,010  $327,700  $165,723

ITEM 9.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS.

OVERVIEW

The following discussion should be read in conjunction with Item
8 "Selected Financial Data" and the Company's audited
Consolidated Financial Statements and Notes thereto included herein.

The Company's principal focus and expertise are to serve major integrated oil companies and other customers that require transportation of crude oil and oil products cargoes. The Company owns and operates 41 vessels and operates a further 4 vessels as of June 14, 2000. In mid 1998, the Company took delivery of three Suezmax newbuildings and in each of July and December 1998, the Company took delivery of a VLCC newbuilding. The VLCC newbuildings were subsequently sold to German KG Structures and leased back on bareboat charters for a period of eight years with the option on the buyer's side to extend the charter for 2+1+1 years. The Company has the right to extend the charter for 2 years, provided the buyer's options are exercised. In 1999, the Company took delivery of a further three VLCC newbuildings and in February and April 2000, took delivery of a further two Suezmax newbuildings. The delivery of the Suezmax newbuildings in the first part of 2000 completed the Company's existing newbuilding program. However, in the first half of 2000 the Company also entered into a number of transactions to acquire second-hand and newbuilding vessels. The Company acquired one VLCC newbuilding, one Suezmax newbuilding, two second-hand VLCCs and has acquired a forty per cent interest in a second-hand VLCC.

Through the acquisition of ICB in 1999 (See Item 1. "Description of Business - Business Acquisitions and Combinations-Acquisition of ICB") the Company acquired two VLCCs and six Suezmax tankers and chartered-in one Suezmax tanker. In the two year period prior to September 1999, Frontline was unable to control, or exercise significant influence over, ICB. Accordingly, the Company previously accounted for its investment in ICB as an available-for-sale security in accordance with SFAS 115. As a result of Frontline acquiring control over ICB, the Company's financial statements have been restated. For the years ended December 31, 1997 and 1998, the investment in ICB is accounted for in accordance with the equity method. For the year ended December 31, 1999, ICB has been consolidated with effect from January 1, 1999.

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

In December 1999, the Company, together with A.P. Moller, Euronav Luxembourg SA, Osprey Maritime Ltd., Overseas Shipholding Group, Inc and Reederei "Nord" Klaus E. Oldendorff formed Tankers International LLC ("Tankers") to pool the commercial operation of the participating companies' modern VLCC fleets (the "Tankers Pool"). Tankers began operations on February 1, 2000, with an initial fleet of 39 modern VLCCs (of which the Company contributed twelve vessels). Tankers' fleet currently constitutes 10 per cent of the world VLCC fleet. By 2002, as the participants take delivery of newbuildings and vessels are redelivered from time charters, Tankers' fleet is expected to exceed 50 vessels. Tankers mainly employs ships in the spot market, although it also from time to time enters into COAs and time charters. Revenues to each shipowner who participates in Tankers are calculated on the basis of the pool's total earnings and the tonnage committed into Tankers by the shipowner.

By consolidating the commercial operation of its substantial VLCC fleet into a unified transportation system, Tankers offers its customers "one stop shopping" for high quality modern VLCC tonnage. The size of the fleet enables Tankers to become the logistics partner of major customers, providing new and improved tools to manage shipping programs, inventories and risk. The Company believes that Tankers will enhance the financial performance of pool vessels through higher utilisation and other operating efficiencies. Tankers also seeks to reduce vessel operating costs by facilitating joint purchasing of goods and services by pool participants.

In 1998, in order to increase the Company's market share in the Suezmax trades and increase the trading flexibility, the Company and OMI Corporation, a major international shipping company, combined Suezmax tanker fleets for commercial purposes and created Alliance Chartering LLC ("Alliance"). Alliance currently markets 40 Suezmax tankers, of which the majority are employed in the Atlantic market, comprising approximately 30 per cent of the total Suezmaxes trading in the spot market in the Atlantic basin.

Alliance's control of the largest modern fleet of Suezmaxes has enabled it to strengthen relationships and obtain contracts with a number of customers. These contracts may allow Alliance the opportunity to increase its Suezmax fleet utilisation through backhauls when cargo is available (that is, transporting cargo on the return trip when a ship would normally be empty) which will improve vessel earnings.

The shipping industry is highly cyclical, experiencing volatility in profitability, vessel values and charter rates. In particular, freight and charterhire rates are strongly influenced by the supply of vessels and the demand for oil transportation. Freight rates weakened in the second half of 1998 and further deteriorated throughout 1999 as a result of OPEC oil production cuts to support oil prices, relatively high world oil inventories, weakness in oil demand due to the continued Southeast Asian economic crisis as well as the onset of a recession in Latin America and the relatively large tanker newbuilding delivery schedule. Towards the end of 1999, Suezmax rates started to improve followed by improving VLCC rates at the end of the first quarter of 2000. The improving market conditions were supported by a reduction of transportation capacity through the scrapping of elderly tonnage in 1999. More stringent practises among charterers in selection of tonnage following the sinking of the 23 year old tanker, Erika, off Brittany in December 1999, also contributed to the reduction of tonnage supply as older vessels were excluded from certain trades. Following OPEC's decision to increase its quota for oil production in March 2000, the increase in demand for tonnage resulted in further improvement of the supply/demand balance for tankers and thereby rates in the market strengthened further.

Currently, in June 2000, the tanker industry is experiencing booming charter rates, at levels higher than have been achieved for several years. VLCCs are currently chartered at above $40,000 per day and Suezmaxes at approximately $30,000 per day.

The following table sets out the daily TCEs earned by the Company's fleet over the last four years:

                         1999     1998     1997     1996
(in $ per day)
VLCC                     20,000   31,800   32,700   27,700
Suezmax                  16,700   22,400   24,800   26,800
Suezmax OBO              16,800   21,800   25,500   23,000

In the fourth quarter of 1997, management determined that the useful life of its vessels was 25 years rather than 20 years as previously estimated. A change in accounting estimate was recognised to reflect this decision, resulting in an increase in net income of approximately $3,600,000 in the fourth quarter.

SIGNIFICANT RECENT DEVELOPMENTS

See Item 1 - "Description of Business - Significant Recent
Developments".

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1999, COMPARED WITH THE YEAR ENDED
DECEMBER 31, 1998

Total net operating revenues increased by 24 per cent in 1999 compared with 1998. This increase reflects the increase in the size of the fleet due to deliveries of newbuildings during 1998 and 1999 and the consolidation of ICB, offset by lower rates obtained in the tanker market. The average daily TCEs earned by VLCCs, Suezmax tankers, and Suezmax OBO carriers decreased from 1998 to 1999 by $11,800, $5,700 and $5,000, respectively. Total days technical off-hire, including drydockings, were 170 in 1999 compared to 135 in 1998. In 1999, the Company sold one Suezmax and four VLCCs recording a net loss on sales of $37.8 million. In 1998, the Company sold two VLCCs and one woodchip carrier, recording a net loss on sales of $1.5 million.

For 1999, earnings before interest, tax, depreciation and amortisation, including earnings from associated companies declined 40 per cent to $82.3 million. The result primarily reflects the loss on sale of four vessels arising from the acquisition and consolidation of ICB combined with the effect of the decline in the market rates achieved.

Average daily operating costs, including provisions for drydockings, decreased for all size of vessels as the benefits of the cost reduction program were realised. The average daily operating costs were $6,800, $6,000 and $6,400 for the VLCCs, the Suezmaxes and Suezmax OBOs respectively, compared to $7,600, $6,400 and $6,700 for 1998. Administrative expenses increased due to ICB being consolidated in 1999. As ICB's Stockholm office was closed down in early 2000, costs are expected to decrease.

Depreciation increased 77 per cent from 1998 to 1999, due to the consolidation of ICB and the additional vessels delivered in 1998 and 1999. Net other expenses for 1999 were $78.9 million compared to $40.6 million in 1998. The increase is due to the consolidation of ICB which lead to higher debt levels and lower income from associated companies, as well as increased debt levels due to the fleet expansion. The average rate of interest of the debt at year end 1999 was 7.2 per cent compared to 7.0 per cent in 1998.

YEAR ENDED DECEMBER 31, 1998, COMPARED WITH THE YEAR ENDED
DECEMBER 31, 1997

Total net operating revenues increased by 3 per cent in 1998 from $197.2 million to $203.9 million. This increase reflects the increase in the size of the fleet, offset by lower trading results prevailing in the tanker market. The average daily TCEs earned by the VLCCs, Suezmax tankers, and Suezmax OBO carriers were $31,800, $22,400 and $21,800 compared with $32,700, $24,800 and $25,500 for 1997. The total days technical offhire, including drydockings, were 135 in 1998 compared with 122 in 1997.

In 1998, the Company sold two VLCCs and one woodchip carrier, thereby recording a net loss on the sales of $1.5 million.

For 1998, earnings before interest, tax, depreciation and amortization, including earnings from associated companies were $137.1 million, compared with $122.2 million for the comparable period. This result reflects the contribution of the expanded fleet, the inclusion of ICB under the equity method for the whole year in 1998 and reduced administrative expenses, offset by lower trading results in all sectors in which the Company operates and a loss on the sale of the two VLCCs to German KGs.

Average daily operating costs, including provisions for drydockings, decreased for the Suezmax and Suezmax OBO fleets in 1998 as the benefits of a new ship management and cost reduction program were realised. The average daily operating costs of the VLCCs, Suezmax tankers, and OBOs, including dry-docking and insurance costs, were $7,600, $6,400 and $6,700 in 1998 compared with $6,700, $7,500 and $7,000 for 1997. The increase in the average daily operating costs of the VLCCs reflects expenditure on structural maintenance for two of the older vessels. Administrative expenses decreased by 31 per cent, primarily due to a non-recurring charge for re-domiciling costs in 1997.

Depreciation decreased by nine per cent in 1998 due to the change in the depreciation schedule for the fleet from 20 to 25 years in the fourth quarter of 1997.

Net other expenses for 1998 were $53.6 million (1997 - $42.6 million). This increase reflects the increased average level of debt associated with the fleet expansion.

LIQUIDITY AND CAPITAL RESOURCES

The Company operates in a capital intensive industry and has historically financed its purchase of tankers and other capital expenditures through a combination of cash generated from operations, equity capital and borrowings from commercial banks. The liquidity requirements of the Company relate to servicing its debt, funding the equity portion of investments in vessels, funding working capital and maintaining cash reserves against fluctuations in operating cash flows.

Revenues from time charters are received monthly in advance while revenues from voyage charters are received upon completion of the voyage. Accounts receivable are generally collected on a timely basis. Inventory requirements, consisting primarily of fuel, lubricating oil and spare parts, are higher for voyage charters, due to the majority of these items being paid for by the charterer under a time charter. The expansion of the fleet in fiscal years 1998 and 1999 has resulted in increased working capital requirements.

As of December 31, 1999 and 1998, the Company has cash and cash equivalents of $65.5 million and $74.0 million, respectively. The Company generated cash from operations of $46.5 million in 1999, compared with $69.6 million in 1998. Net cash from investing activities was $169.4 million in 1999 compared to $283.3 million used in 1998. In 1999, investing activities consisted primarily of payments for vessel acquisitions, totalling $200.7 million, proceeds from sale of four VLCCs and one Suezmax of $239.0 million and net proceeds from acquisition of ICB of $126.0 million. In 1998, investing activities consisted primarily of payments for vessel acquisitions, totalling $352 million. The sale of the two VLCCs generated cash of approximately $165.0 million in 1998. A further $10.4 million was invested in ICB in 1998.

As of December 31, 1998 and 1997, the Company has cash and cash equivalents of $74.0 million and $86.9 million, respectively.
The Company generated cash from operations of $69.6 million in 1998, compared with $67.4 million in 1997. Net cash used in investing activities decreased from $283.3 million in 1997 to $144.0 million. In 1998, investing activities consisted primarily of payments for vessel acquisitions, totalling $352 million compared with $51.8 million in 1997. However, the sale of the two VLCCs generated cash of approximately $165 million in 1998 compared with $50.6 million on the sale of the three Panamaxes in 1997. In 1997, Frontline paid a net amount of $69.7 million for the acquisition of LOF and $220.6 million for shares in ICB. A further $10.4 million was invested in ICB in 1998.

The Company used net cash in financing activities totalling $224.5 million in 1999. In 1998 the Company generated net cash from financing activities of $61.5 million. In 1999, proceeds from long-term debt were $505.9 million. In 1998, proceeds from long-term debt were $327.8 million of which $230.2 million related to traditional bank type financing of vessels and $97.6 million was in the form of loans from Metrogas Holdings and an affiliated company, see below. See Item 13. " Interest of

Management in Certain Transactions". Repayments were $679.2 million and $265.2 million in 1999 and 1998 respectively. In 1999, Frontline generated cash of $54.7 million from issuance of equity, and used $98.1 million on purchase of minority in ICB.

The Company generated net cash from financing activities of $61.5 million in 1998, compared with $244.7 million in 1997. In 1998, proceeds from long-term debt were $327.8 million of which $230.2 million related to traditional bank type financing of vessels and $97.6 million was in the form of loans from Metrogas Holdings and an affiliated company. See Item 13. "Interest of Management in Certain Transactions". Repayments were $265.2 million in 1998. In 1997, Frontline generated cash of $165.5 million from two issues of equity.

The Company had total interest bearing debt as of December 31, 1999 in the amount of $1,079.7 million compared to $883.0 million as of December 31, 1998. All debt related to the ICB transaction was repaid by December 31, 1999.

On June 16, 1999, the Company's largest bank syndicate, led by Skandinaviska Enskilda Banken ("SEB"), agreed to change the loan profile on the facility provided to the Company. Quarterly instalments at the time were reduced to $8.4 million from $10.5 million with a resultant increase in the final instalment due on November 28, 2003 from $136.5 million to $174.3 million. This reduction in quarterly instalments will boost the Company's liquidity by $37.8 million during the remaining period of the loan, equivalent to $8.4 million per annum.

On June 29, 1999, the Company signed a loan agreement for refinancing the vessel "Lillo". The loan was drawn down on June 30, 1999, and partly used to repay the portion relating to Lillo under the SEB facility discussed above. The net effect of the refinancing was to improve the Company's liquidity by $9.2 million.

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

In December 1998 and March and July 1999, the three remaining
VLCC newbuildings were financed through traditional bank financing. In September 1999 a bridge loan facility to acquire the remaining minority shares in ICB was put in place. This loan was repaid in December 1999, at the same time Frontline refinanced six of the vessels acquired through the ICB transaction.

In February 2000 financing was secured on the last two Suezmax newbuildings. At the same time financing was secured through another bank for a Suezmax newbuilding acquired from the Mosvold Farsund Group. In March 2000 financing was secured for a joint venture in which Frontline controls 40% to acquire a second-hand VLCC. In May 2000 the Company secured financing for the two VLCCs acquired from Wilh. Wilhelmsen. At the same time a separate financing was secured for the financing of a newbuilding taken over from the Golden Ocean Group.

Metrogas Holdings ("Metrogas"), a company related to the Company's Chairman, had outstanding as of December 31, 1998 a specific loan of $89.0 million provided to the Company. This loan has since been converted to a separate long-term financing facility as described below.

As of December 31, 1998, the Company did not comply with the equity ratio covenants in a number of the loan agreements. During 1999, management initiated discussions with the Company's lending banks with the purpose of lowering the breached covenant requirements in such loan agreements at least until January 1, 2001. The requested changes were made with the intention of making the Company's financing arrangements more flexible in the event of a prolonged negative market scenario, including falling second-hand prices. Included in the request for changes was a proposal to subordinate the $89.0 million loan given by Metrogas (the "Metrogas Loan") to loans given by the Company's lending banks. In addition, the proposal included reclassifying the Subordinated Loan as equity for the purposes of calculating the Company's equity ratio.

As of July 13, 1999, the discussions with Metrogas and the Company's lending banks have been finalised and the Company and Metrogas have signed a Subordinated Convertible Loan Facility Agreement. Accordingly, the Company received acceptance of reduced covenant levels from all but one of the Company's 19 lending banks. This one bank, however, was subject to the authority of the majority lenders, who have agreed to accept lower covenant levels until January 1, 2001. The aforementioned bank has since been replaced.

As of December 31, 1999, the Company complied with the debt covenants of its various debt agreements.

During 1999 and the first half of 2000, the Company has issued equity in a number of transactions. The Company issued approximately $20 million in equity through a private placement in September 1999. At the same time $35 million of the Metrogas
Loan was converted to equity.

In February 2000, the Company issued approximately $24 million in equity through a private placement. At the same time another $30 million of the Metrogas Loan was converted to equity, leaving $24 million plus interest outstanding.

In May 2000, the Company issued approximately $30 million in equity through a private placement and On June 20, 2000, the Company approximately $46.8 million through the issuance of 4,000,000 ordinary shares at a price of NOK 104.5 per share in a private placement to a group of international institutional investors. The proceeds from these equity issues have been used for specific vessel acquisitions and general corporate working capital requirements.

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

RECENTLY ISSUED ACCOUNTING STANDARDS AND SECURITIES AND
EXCHANGE COMMISSION RULES

Statement of Financial Accounting Standards No. 133, "Accounting for Derivatives and Hedging Activities", as amended by Statement of Financial Accounting Standards No. 137, is effective January 1, 2001 for the Company and requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The Company is assessing the impact that the adoption of SFAS No. 133 will have on the Company's consolidated financial statements.

UPDATE ON IMPACT OF THE YEAR 2000 PROBLEM

The common practice of using 2 digits to represent the year in computer databases, software applications and microprocessors, which may have caused such computer systems to either shut down completely or provide incorrect calculations by the year 2000, is known as the Year 2000 Problem. This problem could have affected the shipping industry since most ship management companies and shipowning companies, such as the Company, rely on date dependent computer systems.

In 1998 and 1999, the Company took steps to evaluate the action required, and likely costs, to ensure that its systems would be year 2000 compliant ("Y2K") including its own internal systems, the systems of its independent ship managers and the systems on board the Company's vessels. All newbuildings delivered in 1998, 1999 and in 2000, are guaranteed by the shipyard to be Y2K compliant.

The Company experienced no disruptions in critical information technology and non-information technology systems and believes those systems successfully responded to the Year 2000 date change. The costs associated with Year 2000 compliance activities were not material to the Company's financial position and such costs were expensed as incurred. The Company is not aware of any material problems resulting from Year 2000 issues. The Company will continue to monitor its computer applications, and those of its service providers and others whose Year 2000 compliance is critical to the Company, throughout the year 2000 to ensure that any Year 2000 related matters that may arise are addressed promptly.

ITEM 9A:  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
RISK

MARKET RISK

The Company is exposed to various market risks, including interest rates. The exposure to interest rate risk relates primarily to its debt and related interest rate swaps. The majority of this exposure is the floating rate debt, which totalled $904.5 million at December 31, 1999 (1998: $840.7 million). The Company has entered into interest rate swap agreements to manage its exposure with interest rates by locking in fixed interest rates from floating rates. At December 31, 1999, there were ten swaps with a total notional principal of $293.7 million (1998: eleven swaps with notional principal of $441.2 million). The swap agreements have various maturity dates from May 2000 to August 2003, and the Company would have a positive gain $5.6 million if it were to terminate the agreements as of December 31, 1999. The maximum exposure to the interest rate fluctuations is $610.8 (1998: $386.7 million). A one per cent change in interest rates would increase (decrease) the interest expense by $6.1 million per year as of December 31, 1999 (1998: $4.5 million).

The fair market value of the fixed rate debt on the balance sheet was $168.5 million as of December 31, 1999 (1998: $18.8 million). If the interest rate was to increase (decrease) by one per cent with all other variables remaining constant, the market value of the fixed rate debt would decrease (increase) by approximately $3.4 million (1998: $0.3 million).

Marketable equity securities held by the Company are considered to be available-for-sale securities and as such are carried at fair value with resulting unrealised gains and losses, net of deferred taxes if any, recorded as a separate component of other comprehensive income in stockholders' equity. As a result, the Company's equity is exposed to fluctuations in the share price of marketable securities considered to be available-for-sale. A ten per cent change in the market value of such securities would increase (decrease) equity by $1.1 million as of December 31, 1999.

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

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT.

Information concerning each director and executive officer of the Company is set forth below.

NAME                      AGE    POSITION

John Fredriksen           56     Chairman, Chief Executive
                                   Officer, President and
                                   Director
Tor Olav Troim            37     Vice-President and Director
A. Shaun Morris           40     Director
Timothy J. Bridges        35     Director
Kate Blankenship          35     Chief Accounting Officer and
                                   Company Secretary
Ola Lorentzon             50     Managing Director of Frontline
                                   Management
Tom E. Jebsen             42     Chief Financial Officer of
                                   Frontline Management

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

Tor Olav Troim has been Vice-President and a director of the Company since November 3, 1997. He previously served as Deputy Chairman of Frontline from July 4, 1997, and was a director of Frontline from July 1, 1996. Mr. Troim also serves as a director of Frontline AB, a wholly-owned subsidiary of the Company, and until April, 2000 was the Chief Executive Officer of Frontline Management, which company supports the Company in the implementation of decisions made by the Board of Directors. Mr. Troim also serves as a consultant to Sea Tankers and since May 2000, has been a director and Vice-Chairman of Knightsbridge. He is a director of Aktiv Inkasso ASA and Northern Offshore ASA, both Norwegian publicly listed companies. Prior to his service with Frontline, from January 1992, Mr. Troim served as Managing

Director and a member of the Board of Directors of DNO AS, a Norwegian oil company.

A. Shaun Morris has been a non-executive director of the Company since November 3, 1997. Mr. Morris has been a Partner at Appleby, Spurling & Kempe since April 1995, after joining the firm in 1988 as an associate, where he specialises in corporate/commercial law.

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

Ola Lorentzon has been Managing Director of Frontline Management since April 2000. Mr. Lorentzon has also been a director and Vice Chairman of Knightsbridge since September 18, 1996. Mr. Lorentzon is also currently a director of the Swedish Protection and Indemnity Club (SAAF) and the Swedish Ships' Mortgage Bank. Mr. Lorentzon has been a director and President of ICB since 1987.

Tom E. Jebsen has served as Chief Financial Officer of Frontline Management since June 1997. From December 1995 until June 1997, Mr. Jebsen served as Chief Financial Officer of Tschudi & Eitzen Shipping ASA, a publicly traded Norwegian shipowning company. From 1991 to December 1995, Mr. Jebsen served as Vice President of Dyno Industrier ASA, a publicly traded Norwegian explosives producer.. Mr. Jebsen is also a director of Asuranceforeningen Skuld, Unitas, a mutual hull and machinery club and Hugin AS, an internet company.

In accordance with the Bye-laws of the Company the number of Directors shall be such number not less than two as the Company by Ordinary Resolution may from time to time determine and each Director shall hold office until the next annual general meeting following his election or until his successor is elected.

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS.

During the year ended December 31, 1999, the Company paid to its directors and officers of the Company (six persons) aggregate cash compensation of $520,576 and an aggregate amount of $31,937 for pension and retirement benefits.

Directors and officers of the Company have been granted options to purchase Ordinary Shares. See Item 12 "Options to Purchase
Securities from Registrant or Subsidiaries".

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT
OR SUBSIDIARIES.

WARRANTS

As of June 13, 2000, 124,588 of the authorised and unissued Ordinary Shares were reserved for issue pursuant to subscription under the existing warrants (the "Old Warrants") which can be exercised at any time up to December 31, 2003 and 2,600,000 Ordinary Shares are reserved for issue pursuant to subscription under the Frontline Warrants which can be exercised at any time up to May 11, 2001.

Each Old Warrant entitles the holder to subscribe in cash for one Ordinary Share in the Company at a price of 4.00 pound sterling, payable in full upon subscription, subject to adjustment in the event of any subdivision or consolidation of Ordinary Shares or similar event. As of June 13, 2000, of the 220,588 Old Warrants originally issued, 60,000 Old Warrants have been exercised and 36,030 Old Warrants have been repurchased by the Company.

Each Frontline Warrant entitles the holder to subscribe in cash for one Ordinary Share in the Company at a price of $15.91, payable in full upon subscription, subject to adjustment in the event of any subdivision or consolidation of Ordinary Shares or similar event. As of June 13, 2000, no Frontline Warrants have been exercised.

As of June 13, 2000 Hemen has 13,054,471 Frontline Warrants.

OPTIONS

As of June 13, 2000, 329,000 of the authorised and unissued
Ordinary Shares were reserved for issue pursuant to subscription under options granted under the Company's share option plans.

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

Under the Bermuda Plan, options may be granted to any director or employee of the Company or any subsidiary. Options are only exercisable during a maximum period of nine years following the first anniversary date of the grant or upon the termination of the option holder from employment with the Company.

The following summarises the share option transactions under the Bermuda Plan:

                                               SHARES      OPTION
                                                            PRICE
   (in thousands, except per share data)                PER SHARE

         Granted December 13, 1993            108         $15.00
         Granted November 8, 1994               4          13.82
         Granted October 31, 1995               3          13.48
         Granted February 5, 1997              19          11.73
         Granted December 23, 1999            300           5.53
         Granted March 1, 2000                 20           6.92
         Exercised                              -              -
    Cancelled                               (127)              -
                                           ------       --------
    Options outstanding at June 13, 2000      327          $5.53
                                                        to 13.82
                                           ======       ========

    Options exercisable at June 13, 2000        7         $11.73
                                                        to 13.82
                                           ======       ========

Under the U.K. Plan, options may be granted to any full-time director or employee of the Company or any subsidiary. Options are only exercisable during the period of seven years following the third anniversary date of the grant or upon the termination of the option holder from employment with the Company.

The following summarises the share option transactions under the U.K. Plan:

                                               SHARES      OPTION
                                                            PRICE
   (in thousands, except per share data)                PER SHARE

         Granted January 5, 1994           46     9.85
                                                  pound
                                                  sterling
         Granted November 8, 1994          50     8.55
         Granted October 31, 1995          51     8.55
         Granted February 5, 1997          33     7.28
         Exercised                        (1)     -
         Cancelled                      (177)     -
                                       ------     ------
    Options outstanding at
    June 13, 2000                           2     7.28
                                                  pound
                                                  sterling
                                                  ======
    Options exercisable at June 13, 2000    2     7.28
                                                  pound
                                                  sterling
                                       ======     ======

As of June 13, 2000, the number of Ordinary Shares over which directors and officers have options is as follows:

DIRECTOR OR OFFICER                               OPTIONS
John Fredriksen                                         -
Tor Olav Troim                                          -
Timothy J. Bridges                                      -
A. Shaun Morris                                         -
Kate Blankenship                                   24,000
Ola Lorentzon                                      50,000
Tom E. Jebsen                                      20,000
                                                   ------
                                                   94,000
                                                  =======

The options held by the directors and officers have all been granted under the Bermuda Plan and have exercise prices ranging from $5.53 to $13.83 and expiration dates from January 1, 2003 to November 8, 2004.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.

In June 1998, the Company obtained a loan of $87.5 million from Metrogas, the Metrogas Loan, to finance the acquisition of the five VLCC newbuilding contracts described below. This loan bears interest at the rate of 6.75 per cent per annum. At December 31, 1998, an amount of $89 million was outstanding in respect of the Metrogas Loan, including interest accrued thereon. In the year ended December 31, 1998, the Metrogas Loan bore interest at the rate of 6.75 per cent. Interest expense recorded by the Company in 1998 in respect of this loan was $3,780,772. On September 30, 1999, $35 million of the $89 million Metrogas Loan was converted to equity by the issuance of 8,230,000 shares at an issue price of NOK 33.00. In connection with this conversion, Metrogas offered $15 million of the resulting Ordinary Shares to existing Frontline shareholders and warrant holders. In connection with this secondary offering by Metrogas, Frontline bore costs of the offering of $15,000. At December 31, 1999, an amount of $56.7 million was outstanding in respect of the Metrogas Loan, including interest accrued thereon. In the year ended December 31, 1999, the Metrogas Loan bore interest at the rate of 8.0 per cent and the Company incurred interest of $5.4 million, of which $2.7 million was expensed.

In addition to the lending arrangement described above, Hemen affiliated parties have, during 1998 and 1999, provided additional short term financing to the Company. Such financing bears interest at the rate of 6.75 per cent per annum. Interest expense recorded by the Company in 1999 in respect of such financing was $428,291 (1998 - $550,803).

In May 1999, Greenwich Holdings Ltd. ("Greenwich" - a company indirectly controlled by the Company's Chairman) extended a loan in the amount of $15,739,173 to the Company. The proceeds from the loan were used to finance the acquisition of shares in ICB. A loan agreement has been entered into in order to document the terms of this loan, such terms including the Company pledging the relevant shares in ICB to Greenwich's lender. Through this acquisition, the Company increased its holding in ICB to 64 per cent of the capital and 38 per cent of the votes.

In May 1998, the Company acquired control of three shipowning and/or leasing structures which are organised in a non-recourse holding company, ITC. The Company acquired ITC for $9.5 million. The Company's investment in ITC was subsequently sold to Hemen, the principal shareholder in the Company, for $9.5 million with effect from July 1, 1998. The acquisition and sale of ITC are treated as occurring on the same date for accounting purposes as a result of the common control relationship between the Company and Hemen. The results of ITC are therefore not consolidated in the Company's financial statements for any period in 1999 and

1998. The Company is the manager of the underlying operating companies and has received a five year call option from Hemen to buy back ITC.

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

During 1996, 1997 and January 1998, Frontline received options to assume newbuilding contracts for the construction and purchase of five Suezmax tankers at the Hyundai Heavy Industries Co. Ltd. shipyard in South Korea for delivery in 1998 and 2000 from single-ship owning companies (the "Suezmax Newbuilding Companies") affiliated with Hemen Holding Ltd. ("Hemen"). Hemen is the Company's largest shareholder and is indirectly controlled by Mr. John Fredriksen, Chairman and Chief Executive Officer of the Company. The first three of the Suezmax tankers were delivered during 1998. The remaining two vessels were delivered in February and April, 2000.

During 1997, Frontline received options from companies affiliated with Hemen to assume five contracts for the construction and purchase of five VLCCs to be built by Hyundai Heavy Industries Co. Ltd. in South Korea at a price of $81.5 million per vessel. These options were exercised in March 1998. No additional consideration in excess of the newbuilding contract prices was payable by Frontline upon exercise of such options. The first two VLCC newbuildings were delivered in 1998, the third in January 1999 and the remaining two were delivered in mid 1999.

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

                             PART IV

ITEM 17. FINANCIAL STATEMENTS.

Inapplicable.

ITEM 18. FINANCIAL STATEMENTS.

See the financial statements listed in Item 19 below and set forth in pages F-1 through F-[XXX ].

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS.

The following documents are filed as a part of this Annual
Report:

a)  Financial Statements

                                                            Page

Financial Statements for Frontline Ltd.

Index to Consolidated Financial Statements                   F-1

Report of Independent Accountants                            F-2

Report of Independent Accountants                            F-3

Consolidated Statements of Operations for the years ended
December 31, 1999, 1998 and 1997                             F-4

Consolidated Balance Sheets as of
December 31, 1999 and 1998                                   F-5

Consolidated Statements of Cash Flows for the years ended
December 31, 1999, 1998 and 1997                             F-6

Consolidated Statements of Changes in
Stockholders' Equity for the years
ended December 31, 1999, 1998 and 1997                       F-7

Notes to Consolidated Financial Statements                   F-8

FINANCIAL STATEMENTS FOR ICB SHIPPING AB.

Index to Consolidated Financial Statements                  F-28

Report of Independent Accountants                           F-29

Consolidated Statements of Operations for
the years ended December 31, 1998 and 1997                  F-30

Consolidated Balance Sheets as of
December 31, 1998 and 1997                                  F-31

Consolidated Statements of Changes in
Financial Position for the years ended
December 31, 1998 and 1997                                  F-32

Notes to Consolidated Financial Statements                  F-33

All financial statement schedules are omitted because of the absence of conditions under which they are required or because the required information is set forth in the Consolidated
Financial Statements and Notes thereto included herein.

b)  Exhibits

Exhibit
Number   Description of Exhibit

3.1      MASTER AGREEMENT, dated September 22, 1999, among
         Frontline AB and Frontline Ltd (collectively "FL"), Acol
         Tankers Ltd. ("Tankers"), ICB Shipping AB ("ICB"), and
         Ola Lorentzon (the "Agent").

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF FRONTLINE LTD.

Report of Independent Accountants

Report of Independent Accountants

Consolidated Statements of Operations for the years ended
December 31, 1999, 1998 and 1997

Consolidated Balance Sheets as of December 31, 1999 and 1998

Consolidated Statements of Cash Flows for the years ended
December 31, 1999, 1998 and 1997

Consolidated Statements Changes in Stockholders' Equity for the years ended December 31, 1999, 1998 and 1997

Notes to Consolidated Financial Statements

Report of Independent Accountants


TO THE BOARD OF DIRECTORS
AND STOCKHOLDERS OF FRONTLINE LTD.


In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows and changes in stockholders' equity present fairly, in all material respects, the consolidated financial position of Frontline Ltd. at December 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of ICB Shipping AB, the investment in which is reflected in the financial statements referred to above on a consolidated basis as of and for the year ended December 31, 1999 and using the equity method of accounting as of and for each of the two years in the period ended December 31, 1998. The financial statements of ICB Shipping AB reflect total assets of approximately $462.5 million as of December 31, 1999 and total revenues of approximately $125.8 million for the year ended December 31, 1999, in conformity with generally accepted accounting principles in Sweden. The Company's net investment in ICB Shipping AB was approximately $196.4 million and $175.1 million at December 31, 1998 and 1997, respectively, and the share in results from ICB Shipping AB for the years ended December 31, 1998 and 1997 was approximately $14.2 million and $20.0 million, respectively, in conformity with generally accepted accounting principles in the United States. Those statements were audited by other auditors whose reports thereon have been furnished to us. We have audited adjustments necessary to convert the 1999 ICB Shipping AB financial statements to generally accepted accounting principles in the United States. Our opinion expressed herein, insofar as it relates to the amounts included for ICB Shipping AB, is based solely on the reports of the other auditors and our audit of the adjustments necessary for a presentation in accordance with generally accepted accounting principles in the United States. We conducted our audits of these statements in accordance with generally accepted auditing standards in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for the opinion expressed above.


PricewaterhouseCoopers DA


Oslo, Norway
June 28, 2000

Report of Independent Accountant


To the Board of Directors and Stockholders
ICB Shipping AB


We have audited the accompanying consolidated balance sheet of ICB Shipping AB and subsidiaries as of December 31, 1999, and the related consolidated statements of income and changes in financial position for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Sweden that are substantially equivalent to auditing standards generally accepted in the United States.
Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ICB Shipping AB and subsidiaries as of December 31, 1999 and the results of their operations and their changes in financial position for the year then ended in conformity with accounting principles generally accepted in Sweden.

Stockholm, Sweden
March 30, 2000.


Per Bergman
Authorized Public Accountant
KPMG

Frontline Ltd.
Consolidated Statements of Operations for the years ended
December 31, 1999, 1998 and 1997
(in thousands of $, except per share data)

                                   1999    1998        1997
                                           (restated)  (restated)

Operating revenues
  Freight revenues               369,876     270,405     259,695
  Voyage expenses              (116,662)    (66,545)    (62,498)
-----------------------------------------------------------------

  Net operating revenues         253,214     203,860     197,197
-----------------------------------------------------------------
(Loss) gain on sale
  of vessels                    (37,779)     (1,514)           -
Operating expenses
  Ship operating expenses         92,708      55,586      48,076
  Charterhire expenses            31,719      14,889      25,734
  Administrative expenses         11,783       7,757      11,190
-----------------------------------------------------------------

Total operating expenses         136,210      78,232      85,000
-----------------------------------------------------------------
Net operating income before
  depreciation                    79,225     124,114     112,197
-----------------------------------------------------------------
  Depreciation and amortisation   91,435      51,659      56,721
-----------------------------------------------------------------
Net operating (loss) income
  after depreciation            (12,210)      72,455      55,476
Other income (expenses)
  Interest income                  7,561       2,998       3,126
  Interest expense              (88,728)    (59,320)    (45,945)
  Share in results from
  associated companies             3,067      12,985       9,997
  Other financial items            (840)       2,765         183
-----------------------------------------------------------------
  Net other expenses            (78,940)    (40,572)    (32,639)
-----------------------------------------------------------------
Net (loss) income before
  income taxes and
  minority interest             (91,150)      31,883      22,837
Minority interest                  4,245           -           -
Income taxes                         (9)          30          43

Net (loss) income               (86,896)     31,8532       2,794
=================================================================
Earnings (loss) per share
  Basic and diluted              $(1.76)       $0.69       $0.63
=================================================================

See accompanying Notes that are an integral part of these Consolidated Financial Statements

Frontline Ltd.
Consolidated Balance Sheets as of December 31, 1999 and 1998
(in thousands of $)

                                         1999         1998
                                                      (restated)
ASSETS
Current Assets
  Cash and cash equivalents              65,467         74,034
  Restricted cash                           800          1,916
  Marketable securities                  10,867              -
  Trade accounts receivable              12,528          7,683
  Other receivables                      15,765          5,545
  Inventories                            14,280          6,813
  Voyages in progress                    14,412          8,844
  Prepaid expenses and
  accrued income                          3,628          1,554
-----------------------------------------------------------------
  Total current assets                  137,747        106,389
Newbuildings                             32,777         75,681
Vessels and equipment, net            1,523,112      1,078,956
Investment in associated
  companies                              16,274        239,887
Deferred charges                          4,680          4,501
Goodwill                                 12,203              -
-----------------------------------------------------------------
Total assets                          1,726,793      1,505,414
=================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Short-term debt and current
  portion of long-term debt             116,814        170,551
  Trade accounts payable                  8,001          7,724
  Accrued expenses                       37,880         18,414
  Deferred charter revenue                    -             81
  Provisions for drydocking               6,517          1,733
----------------------------------------------------------------
  Total current liabilities             169,212        198,503
Long-term liabilities
  Long-term debt                        962,880        712,470
  Provisions for drydocking              16,562          9,615
  Other long-term liabilities             1,888          1,252
----------------------------------------------------------------
  Total liabilities                   1,150,542        921,840
Commitments and contingencies
Minority interest                        18,951              -
Stockholders' equity
  Share capital                         152,405        115,267
  Additional paid in capital            462,474        435,932
  Warrants and options                    9,333          9,333

  Accumulated other comprehensive
  income                                (6,603)        (3,545)
  Retained earnings
  (accumulated deficit)                (60,309)         26,587
----------------------------------------------------------------
  Total stockholders' equity            557,300        583,574
----------------------------------------------------------------
Total liabilities and
  stockholders' equity                1,726,793      1,505,414
================================================================

See accompanying Notes that are an integral part of these Consolidated Financial Statements

Frontline Ltd.
Consolidated Statements of Cash Flows for the years ended December 31, 1999, 1998 and 1997
(in thousands of $)
                                   1999    1998        1997
                                           (restated)  (restated)
Operating activities
Net (loss) income               (86,896)      31,853      22,794
Adjustments to reconcile net
 (loss) income to net cashp
 rovided by operating activities:
  Depreciation and amortisation   91,435      51,659      56,721
  Amortisation of deferred charges 2,922       3,021         247
  Loss (gain) from sale of
   vessels                        37,779       1,514       (985)
  Gain on sale of marketable
   securities                      (580)       (389)       (894)
  Loss on repurchase of
   outstanding debentures              -           -         723
  Share in results from associated   companies(3,067)   (12,985)
  (9,997)
  Other, net                                   2,532         972
  Changes in operating assets
   and liabilities:
  Trade accounts receivable      (2,676)     (2,710)       2,235
  Other receivables                1,521       1,089     (1,829)
  Inventories                    (4,915)     (1,351)       1,228
  Voyages in progress            (1,153)       1,072       (115)
  Prepaid expenses and
   accrued income                  2,049       5,208     (3,094)
  Trade accounts payable         (1,824)       1,513       1,458
  Accrued expenses                 2,805     (5,001)     (1,383)
  Provisions for drydocking        7,158       2,408     (1,835)
  Other, net                       1,928     (4,777)       1,203
----------------------------------------------------------------
  Net cash provided by
   operating activities           46,486      69,592      67,449
----------------------------------------------------------------
Investing activities
  Maturity (placement) of
   restricted cash                 1,116     (1,916)           -
  Additions to newbuildings,
   vessels and equipment       (200,736)   (352,003)    (51,772)
  Proceeds from sale of vessels
   and equipment                 239,043     211,954      50,610
  Acquisition of businesses
   (net of cash acquired)        126,000           -    (69,646)
  Purchase of goodwill           (6,091)           -           -

  Investment in associated
   companies                       4,210    (10,430)   (220,592)
  Dividends received from
   associated companies            3,246       8,048       4,424
  Proceeds from sales of
   marketable securities           2,653         392       3,677
----------------------------------------------------------------
  Net cash provided by (used in)
   investing activities          175,532   (143,955)   (283,299)
----------------------------------------------------------------
Financing activities
  Proceeds from long-term debt 505,875 327,849 257,784 Repayments of long-term debt
   and debentures              (679,210)   (265,211)   (176,700)
  Debt fees paid                 (3,068)     (1,113)     (1,862)
  Cash dividends paid            (4,714)           -           -
  Purchase of minority
   interest                    (104,148)           -           -
  Proceeds from issuance of
   equity                         54,680           2     165,495
----------------------------------------------------------------
  Net cash (used in) provided
   by financing activities     (230,585)      61,527     244,717
----------------------------------------------------------------
Net (decrease) increase in
 cash and cash equivalents       (8,567)    (12,836)      28,867
Cash and cash equivalents at
 beginning of year                74,034      86,870      58,003
Cash and cash equivalents at
 end of year                      65,467      74,034      86,870
================================================================
Supplemental disclosure of cash
 flow information:
  Interest paid, net of
   capitalised interest           94,633      60,944      40,834
  Income taxes paid                    -          31          15
================================================================

See accompanying Notes that are an integral part of these Consolidated Financial Statements

Frontline Ltd.
Consolidated Statements of Changes in Stockholders' Equity for the years ended
December 31, 1999, 1998 and 1997
(in thousands of $, except number of shares)

                                   1999    1998        1997
                                           (restated)  (restated)
NUMBER OF SHARES OUTSTANDING
Balance at beginning of year  46,105,860  46,105,860  32,161,955
Shares in Frontline AB
 not exchanged                         -           -   (113,894)
LOF minority shares                    -           -   1,493,324
Shares issued and options/
 warrants exercised           14,855,000       1,000  12,564,475
----------------------------------------------------------------
Balance at end of year        60,961,860  46,106,860  46,105,860
----------------------------------------------------------------

SHARE CAPITAL
Balance at beginning of year     115,267     115,265      80,405
Shares in Frontline AB not
 exchanged                             -           -       (285)
LOF minority shares                    -           -       3,734
Shares issued and options/
 warrants exercised               37,138           2      31,411
----------------------------------------------------------------
Balance at end of year           152,405     115,267     115,265
----------------------------------------------------------------

ADDITIONAL PAID IN CAPITAL
Balance at beginning of year     435,932     435,932     275,331
Shares issued and options/
 warrants exercised               26,542           -     148,262
LOF minority shares--20,025
Warrants issued on Amalgamation        -           -     (7,686)
----------------------------------------------------------------
Balance at end of year           462,474     435,932     435,932
----------------------------------------------------------------

WARRANTS AND OPTIONS
Balance at beginning of year       9,333       9,333           -
Options and warrants assumed on
  Amalgamation                         -           -       1,647
Warrants issued on Amalgamation        -           -       7,686
----------------------------------------------------------------
Balance at end of year             9,333       9,333       9,333
----------------------------------------------------------------

ACCUMULATED OTHER COMPREHENSIVE INCOME
Balance at beginning of year     (3,545)         746          24
Other comprehensive income       (3,058)     (4,291)         722
----------------------------------------------------------------
Balance at end of year           (6,603)     (3,545)         746
----------------------------------------------------------------

RETAINED EARNINGS (ACCUMULATED DEFICIT)
Balance at beginning of year      26,587     (5,266)    (28,060)
Net (loss) income               (86,896)      31,853      22,794
----------------------------------------------------------------
Balance at end of year          (60,309)      26,587     (5,266)
----------------------------------------------------------------
Total Stockholders' Equity       557,300     583,574     555,450
----------------------------------------------------------------

COMPREHENSIVE INCOME
Net (loss) income               (86,896)      31,853      22,794
Unrealised holding (losses)
 gains                           (2,843)           -         162
Unrealised holding (losses)
 gains in associated companies         -     (3,013)         621
Foreign currency translation       (215)     (1,278)        (61)
----------------------------------------------------------------
Other comprehensive income       (3,058)     (4,291)         722
----------------------------------------------------------------
Comprehensive income            (89,954)      28,122      22,956
----------------------------------------------------------------

See accompanying Notes that are an integral part of these Consolidated Financial Statements

1.  GENERAL

    Frontline Ltd. (the "Company") is a holding company for investments in a number of subsidiaries engaged primarily in the ownership and operation of oil tankers and oil/bulk/ore ("OBO") carriers. The Company operates vessels of two sizes: very large crude carriers ("VLCCS") which are between 200,000 and 320,000 deadweight tons ("dwt"), and Suezmaxes, which are vessels between 120,000 and 160,000 dwt. The Company operates through subsidiaries and partnerships located in Bermuda, Liberia, Norway, Panama, Singapore and Sweden. The Company is also involved in the charter, purchase and sale of vessels.

    Frontline Ltd. (formerly London & Overseas Freighters Limited ("LOF") originally commenced operations in 1948 as a U.K. company ("LOF plc") and was listed on the London Stock Exchange in 1950. The Company was incorporated under the laws of Bermuda on June 12, 1992 for the purpose of succeeding to the business of LOF plc. In November 1993, the shares of LOF were listed on the Nasdaq National Market in the form of American Depositary Shares ("ADSs"), each ADS representing ten LOF shares. On May 11, 1998, LOF completed a business combination, as described below, with another Bermuda company, Frontline Ltd. ("Frontline"). LOF, the surviving entity, was renamed Frontline Ltd. effective from that date. Frontline commenced operations in 1985 as a Swedish company listed on the Stockholm Stock Exchange in 1989 ("Frontline AB"). Frontline was incorporated under the laws of Bermuda on April 29, 1997 for the purpose of succeeding to the business of Frontline AB and, commencing in June 1997, the shares in Frontline AB were exchanged for shares in Frontline. The ordinary shares of Frontline were thereafter listed on the Oslo Stock Exchange and delisted from the Stockholm Stock Exchange.

    BUSINESS COMBINATIONS AND ACQUISITIONS

    LONDON & OVERSEAS FREIGHTERS LIMITED

    On September 22, 1997, LOF announced that it had entered into an Agreement and Plan of Amalgamation (the "Amalgamation Agreement") with Frontline, providing for a business combination in a three-step transaction. On September 29, 1997, pursuant to the Amalgamation Agreement, Frontline commenced a cash tender offer (the "Offer") for at least 50.1 per cent and up to 90 per cent of the outstanding LOF ordinary shares and American Depositary Shares ("ADSs") for a price of $1.591 per ordinary share (or $15.91 per ADS). The Offer expired on October 28, 1997 and effective November 1, 1997 Frontline had acquired approximately 79.74 per cent of the outstanding LOF ordinary shares. (see Note 21).

    In the second step, which was completed on May 11, 1998, Frontline amalgamated (the "Amalgamation") with Dolphin Limited, a Bermuda subsidiary of LOF. Each ordinary share of Frontline was cancelled in consideration for which the stockholders of Frontline received (i) 3.2635 (restated to 0.32635) ordinary shares of LOF and (ii) 0.1902 (restated to 0.01902) of a newly issued warrant ("Frontline Warrants") to purchase one LOF ordinary share.

    In the third step of the combination, in order to combine the assets and liabilities, LOF purchased the assets and liabilities of Frontline which were vested in the amalgamated company at fair market value in exchange for a promissory note. LOF is the legally surviving entity in this business combination and has been renamed Frontline Ltd. with effect from May 11, 1998. Frontline is treated as the accounting acquirer and the transaction treated as a reverse acquisition. For the purposes of these financial statements, the Amalgamation has been recorded with effect from November 1, 1997 and the results of LOF have been consolidated from that date. The share capital of the Company has been restated accordingly to reflect the transaction. For periods on or after May 11, 1998, the term Company refers to Frontline Ltd. (formerly London & Overseas Freighters Limited).

    ICB SHIPPING AB (PUBL)

    On September 1, 1997, Frontline announced its intention to submit an offer to acquire all of the shares of ICB Shipping AB (publ) ("ICB"). The final form of the offer was an offer to acquire all of the shares of ICB (the "ICB Shares") in exchange for SEK 130 in cash for each of the A-shares and SEK 115 in cash for each of the B-shares. The total acquisition price was estimated to be $423 million, financed primarily by a US $300 million loan facility ("ICB facility") with Chase Manhattan Bank ("Chase"). Through the tender offer, by October 1997 Frontline acquired 51.7 per cent of the outstanding shares of ICB at a purchase price of approximately $215 million. However, the shares purchased, 14,428,078 Class B shares and 148,663 Class A shares, provided Frontline with only 31.4 per cent of the ICB voting rights. On January 8, 1998, Frontline withdrew its bid for the remaining outstanding shares of ICB. During 1998, Frontline made further purchases of ICB Shares in the market and at December 31, 1998 had 34.2 per cent of the voting power.

    On September 23, 1999, pursuant to an agreement (the "ICB Agreement"), Frontline acquired ICB Shares previously owned by the so-called "A group" consortium including those controlled by board members of ICB and ICB shares controlled by the Angelicoussis family. In connection with the ICB Agreement, four of the VLCCs owned by ICB, were sold to a companies controlled by the Angelicoussis family. As a result of the acquisitions, Frontline increased its shareholding in ICB to approximately 90 per cent of the capital and 93 per cent of the voting rights. In October 1999, a new Board of Directors was appointed in ICB and is consequently controlled by Frontline. In December 1999, Frontline commenced a compulsory acquisition for the remaining shares in ICB and ICB was delisted from the Stockholm Stock Exchange.

    In the two year period prior to September 1999, Frontline was unable to control, or exercise significant influence over, ICB. Accordingly, the Company previously accounted for its investment in ICB as an available-for-sale security in accordance with SFAS 115. As a result of Frontline acquiring control over ICB, the Company's financial statements have been restated. For the years ended December 31, 1997 and 1998, the investment in ICB is accounted for in accordance with the equity method. As a result, net income increased by $5.4 million and $4.9 million from amounts previously reported for the years ended December 31, 1997 and 1998, respectively.

    For the year ended December 31, 1999, ICB has been consolidated with effect from January 1, 1999. In connection with the ICB Agreement, four of the VLCCs owned by ICB, were sold to a companies controlled by the Angelicoussis family. This sale has resulted in Frontline recognizing a loss on sale of vessels of $37.9 million in its consolidated statement of operations for the year ended December 31, 1999. Twenty employees of ICB have been made redundant as the result of the acquisition by Frontline and severance costs of approximately $1.4 million have been incurred in the year ended December 31, 1999. These costs are included in the determination of the purchase price of ICB.

2.  ACCOUNTING POLICIES

    BASIS OF ACCOUNTING

    The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The consolidated financial statements include the assets and liabilities of the Company and its subsidiaries. Investments in companies in which the Company directly or indirectly holds more than 50 per cent of the voting control are consolidated. For the year ended December 1, 1999, ICB has been consolidated with effect from January 1, 1999. All intercompany balances and transactions have been eliminated on consolidation.

    Investments in companies in which the Company holds between 20 per cent and 50 per cent of an ownership interest, and over which the Company exercises significant influence, are accounted for using the equity method. The Company's financial statements have been restated for the years ended December 31, 1997 and 1998 to reflect the application of the equity method for the investment in ICB. The investment in ICB was previously accounted for as an available-for-sale security in accordance with SFAS 115 prior to this restatement (see Note 1). The Company records its investments in equity-method investees on the consolidated balance sheets as "Investment in associated companies" and its share of the investees' earnings or losses in the consolidated statements of operations as "Share in results from associated companies". The excess of the purchase price over the book value basis of the Company's investment in an equity method investee is included in the accompanying consolidated balance sheets in "Investment in associated companies". This goodwill or fair value adjustment is being amortised over a period of approximately 17 years in the accompanying consolidated statements of operations in "Share of results from associated companies.

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

    MARKETABLE SECURITIES

    Marketable equity securities held by the Company are considered to be available-for-sale securities and as such are carried at fair value with resulting unrealised gains and losses, net of deferred taxes if any, recorded as a separate component of other comprehensive income in stockholders' equity.

    INVENTORIES

    Inventories, which comprise principally of fuel and lubricating oils, are stated at the lower of cost and market value. Cost is determined on a first-in, first-out basis.

    VESSELS AND EQUIPMENT

    The cost of the vessels less estimated residual value is depreciated on a straight-line basis over the vessels' remaining economic useful lives. In the fourth quarter of 1997, management determined that the useful life of its vessels was 25 years rather than 20 years from date of construction, as previously estimated. A change in accounting estimate was recognised to reflect this decision, resulting in a decrease in depreciation expense and consequently increasing net income by $3.6 million and basic and diluted earnings per share by $0.01, for 1997. Other equipment is depreciated over its estimated residual life, which approximates five years.

    The vessels obtained through the acquisition of ICB have been depreciated on a straight-line basis over the vessels' remaining economic useful lives, which was determined to be 20 years. In the fourth quarter of 1999, management determined that the useful life of these vessels was 25 years rather than 20 years, as previously estimated. A change in accounting estimate was recognised to reflect this decision, resulting in a decrease in depreciation expense and consequently increasing net income by $1.8 million and basic and diluted earnings per share by $0.04, for 1999.

    The carrying value of the vessels under construction ("Newbuildings") represents the accumulated costs to the balance sheet date which the Company has had to pay by way of purchase instalments and other capital expenditures together with capitalised loan interest and associated finance costs. No charge for depreciation is made until the vessel is put into operation.

    Impairment of long-lived assets

    Long-lived assets that are held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In addition, long-lived assets to be disposed of are reported at the lower of carrying amount and fair value less estimated costs to sell.

    DEFERRED CHARGES

    Loan costs, including debt arrangement fees, are deferred and amortised on a straight-line basis over the term of the relevant loan. The straight line basis of amortisation approximates the effective interest method in the Company's statement of operations. Amortisation of loan costs is included in interest expense.

    REVENUE AND EXPENSE RECOGNITION

    Revenues and expenses are recognised on the accrual basis. Revenues are generated from freight billings and time charter hires. The operating results of voyages in progress are estimated and recorded pro-rata on a per day basis in the consolidated statements of operations. Probable losses on voyages are provided for in full at the time such losses can be estimated. Time charter revenues are recorded over the term of the time charter as service is provided.

    DRYDOCKING PROVISIONS

    Normal vessel repair and maintenance costs are charged to expense when incurred. Provisions for future drydocking costs are accrued and charged to expense on a pro-rata basis over the period to the next drydocking. Such provisions are based on estimates made by management of expected cost and length of time between drydockings.

    GOODWILL

    Goodwill represents the excess of the purchase price over the fair value of assets acquired in business acquisitions accounted for under the purchase method. Goodwill is presented net of accumulated amortisation and is being amortised over a period of approximately 17 years.

    DERIVATIVES

    The Company enters into interest rate swap transactions from time to time to hedge a portion of its exposure to floating interest rates. These transactions involve the conversion of floating rates into fixed rates over the life of the transactions without an exchange of underlying principal. Hedge accounting is used to account for these swaps provided certain hedging criteria are met. The differential between the derivative and the underlying hedged item is accrued as interest rates change and recognised as an adjustment to interest expense. The related amount receivable from or payable to counterparties is included in accrued interest income or expense, respectively. The fair values of the interest rate swaps are not recognised in the financial statements.

    Hedge accounting is applied where the derivative reduces the risk of the underlying hedged item and is designated at inception as a hedge with respect to the hedged item. Additionally, the derivative must result in payoffs that are expected to be inversely correlated to those of the hedged item. Derivatives are measured for effectiveness both at inception and on an ongoing basis.

    If a derivative ceases to meet the criteria for hedge accounting, any subsequent gains and losses are currently recognised in income. If a hedging instrument is sold or terminated prior to maturity, gains and losses continue to be deferred until the hedged instrument is recognised in income. Accordingly, should a swap be terminated while the underlying debt remains outstanding, the gain or loss is adjusted to the basis of the underlying debt and amortised over its remaining useful life.

    The Company has entered into forward freight contracts in order to hedge exposure to the spot market for certain trade routes. These transactions involve entering into a contract to provide a theoretical voyage at an agreed rate. The fair values of the forward freight contracts are recognised in the financial statements.

    Other than the forward freight contracts discussed above, the Company has not entered into any derivative contracts for speculative or trading purposes.

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

    STOCK-BASED COMPENSATION

    Under Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation", disclosures of stock-based compensation arrangements with employees are required and companies are encouraged, but not required, to record compensation costs associated with employee stock option awards, based on estimated fair values at the grant dates. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 ("APB 25") "Accounting for Stock Issued to Employees" and has disclosed the required pro forma effect on net income and earning per share as if the fair value method of accounting as prescribed in SFAS 123 had been applied.

    EARNINGS PER SHARE

    Basic EPS is computed based on the income (loss) available to common stockholders and the weighted average number of shares outstanding for basic EPS. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments (see Note 5).

    COMPREHENSIVE INCOME

    Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. (See Statement of Changes in Stockholders' Equity).

3.  ADOPTION OF NEW ACCOUNTING STANDARDS

    SFAS No. 133, "Accounting for Derivatives and Hedging Activities", is effective from January 1, 2001 for the Company and requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The Company is assessing the impact that the adoption of SFAS No. 133 will have on the Company's consolidated financial statements.

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

    OTHER JURISDICTIONS
    Certain of the Company's subsidiaries in Norway, Singapore and Sweden are subject to taxation in their respective jurisdictions. The tax paid by subsidiaries of the Company which are subject to taxation is not material.

    The tax charge for the year comprises:

    (in thousands of $)             1999        1998        1997
    Current tax                      (9)          30          43
    Deferred tax                       -           -           -
    -------------------------------------------------------------
                                     (9)          30          43
    =============================================================

    Temporary differences and carryforwards which give rise to deferred tax assets, liabilities and related valuation allowances are as follows:

    (in thousands of $)                         1998        1998
                                                      (restated)
    Deferred tax liability - current               -           -

    Deferred tax liability
     - non current                                 -           -

    Deferred tax asset - current
    Accrued liabilities                            -           -
    Convertible debenture                                    191
    Deferred tax asset - non current
    Pension liabilities                           22          13
    Tax loss carryforwards17,4964,321
    Valuation allowance(17,518)(4,525)
    -------------------------------------------------------------
    Net deferred tax asset (liability)-            -
    =============================================================

    As of December 31, 1999, 1998 and 1997, the Company had $62, 485,000 $15,431,000 and $46,993,000 of net operating loss carryforwards, respectively. The loss carryforward can be utilised only against future taxable income for the respective subsidiary. Frontline AB and ICB account for a total of $14,433,000 and $47,765,000 as of December 31, 1999,
    respectively. These net operating losses do not have an expiration date. The Company's deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realised in the future.

5.  EARNINGS PER SHARE

    The computation of basic EPS is based on the weighted average number of shares outstanding during the year. The computation of diluted EPS assumes the foregoing and the exercise of stock options and warrants using the treasury stock method (see Note 18). Earnings per share, for the years ended December 31, 1997 and 1998 have been restated to reflect the change in the accounting treatment of the investment in ICB (see Note 1).

    The components of the numerator for the calculation of basic
    EPS and diluted EPS are as follows:

    (in thousands of $)             1999        1998        1997
                                          (restated)  (restated)
    Net income (loss) available
     to stockholders            (86,896)      31,853      22,794
    =============================================================

    The components of the denominator for the calculation of basic EPS and diluted EPS are as follows:

    (in thousands)                  1999        1998        1997
    Basic earnings per share:
    Weighted average number of
     ordinary shares outstanding  49,468      46,107      36,189
    =============================================================

    Diluted earnings per share:
    Weighted average number of
     ordinary shares outstanding  49,468      46,107      36,819
    Warrants and stock options         -          30          84
    -------------------------------------------------------------
                                  49,468      46,137      36,273
    =============================================================

6.  LEASES

    Rental expense

    Charter hire payments to third parties for contracted in vessels are accounted for as operating leases. The Company is also committed to make rental payments under operating leases for office premises. The future minimum rental payments under the Company's non-cancellable operating leases, are as follows:

    Year ending December 31,
    (in thousands of $)
    2000                                                  33,560
    2001                                                  33,517
    2002                                                  33,517
    2003                                                  24,559
    2004                                                  24,361
    2005 and later                                        54,845
    -------------------------------------------------------------
    Total minimum lease payments204,359
    =============================================================

    Total rental expense for operating leases was $31,912,000, $15,403,000 and $26,323,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

    Rental income
    The minimum future revenues to be received on time charters and other contractually committed income as of December 31, 1999 are as follows:

    Year ending December 31,
    (in thousands of $)
    2000                                                  25,675
    200                                                   18,879
    2002                                                       -
    2003                                                       -
    2004                                                       -
    2005 and later                                             -
    -------------------------------------------------------------
    Total minimum lease revenues                          34,554
    -------------------------------------------------------------

    The cost and accumulated depreciation of the vessels leased to a third party at December 31, 1999 were approximately
    $86.7 million and $36.5 million, respectively, and at December 31, 1998 were approximately $54.3 million and $18.7 million, respectively.

    In addition to the minimum lease revenues disclosed above, the Company has a one year market related timecharter with BP
    Amoco plc ("BP") for one of the Company's VLCCs.

7.  MARKETABLE SECURITIES

    Marketable securities held by the Company are equity securities considered to be available-for-sale securities.

    (in thousands of $)                         1999        1998
                                          (restated)
    Cost                                      13,710           -
    Gross unrealised gain                          -           -
    Gross unrealised loss                    (2,843)           -
    -------------------------------------------------------------
    Fair value                                10,867           -
    =============================================================

    The unrealised loss on marketable securities, including a component of foreign currency translation, included in comprehensive income increased by $2,843,000 for the year ended December 31, 1999 (1998 - $nil).

8.  TRADE ACCOUNTS RECEIVABLE

    Trade accounts receivable are presented net of allowances for doubtful accounts amounting to $500,000 for each of the years ended December 31, 1999 and 1998.

9.  OTHER RECEIVABLES

    (in thousands of $)                         1999        1998
    Agent receivables                          9,575       3,661
    Other receivables                          6,190       1,884
    -------------------------------------------------------------
                                              15,765       5,545
    =============================================================

    Other receivables are presented net of allowances for doubtful accounts amounting to $nil for each of the years ended December 31, 1999 and 1998.

10. VESSELS AND EQUIPMENT

    (in thousands of $)                         1999        1998
    Cost                                   1,861,004   1,336,307
    Accumulated depreciation               (337,892)   (257,351)
    -------------------------------------------------------------
    Net book value at end of year          1,523,112   1,078,956
    -------------------------------------------------------------

    Included in the above amounts as at December 31, 1999 and 1998 is equipment with a net book value of $561,000 and $594,000, respectively. Interest capitalised in the cost of newbuildings amounted to $3,163,000 and $8,332,000 in 1999 and 1998, respectively.

11. INVESTMENT IN ASSOCIATED COMPANIES

    At December 31, 1999, the Company has the following participation in investments that are recorded using the equity method:

                                                      Percentage
    K/S Rasmussen Teamship A/S II                            40%
    K/S Rasmussen Teamship A/S III                           35%
    Floating Storage Inc. SA                                 50%
    Alliance Chartering LLC                                  50%

    At December 31, 1998 and 1997, the investment in ICB has been included in the restated consolidated financial statements of Frontline as an investment in associated companies.

    Summarised balance sheet information of the Company's equity method investees is as follows:

    (in thousands of $)                         1999        1998
    Current assets                            24,164     157,842
    Noncurrent assets                         86,213     588,887
    Current liabilities                       29,587      58,422
    Non current liabilities                   57,824     336,000

    Summarised statement of operations information of the Company's equity method investees is as follows:

    (in thousands )                 1999        1998        1997
    Net operating revenues        14,432      50,100      56,491
    Net operating income           9,846      43,934      50,539
    Net income                     8,686      28,244      48,983

12. DEFERRED CHARGES

    Deferred charges represent debt arrangement fees that are capitalised and amortised on a straight-line basis to interest expense over the life of the debt instrument. The deferred charges are comprised of the following amounts:

    (in thousands of $)                         1999        1998
    Debt arrangement fees                     10,810       7,781
    Accumulated amortisation                 (6,130)     (3,208)
    -------------------------------------------------------------
                                               4,680       4,501
    =============================================================

13. GOODWILL

    Goodwill is stated net of related accumulated amortisation as follows:

    (in thousands of $)                         1999        1998
    Goodwill                                  12,737           -
    Accumulated amortisation                   (534)           -
    -------------------------------------------------------------
                                              12,203           -
    =============================================================

14. ACCRUED EXPENSES

    (in thousands of $)                         1999        1998
    Voyage expenses                           10,947       4,232
    Ship operating expenses                   12,046       6,679
    Administrative expenses                    1,430         685
    Interest expense                          11,054       5,298
    Taxes                                        565          15
    Other                                      1,838       1,505
    -------------------------------------------------------------
                                              37,880      18,414
================================================================

15. DEBT

    (in thousands of $)                         1999        1998
    Floating rate debt
     (LIBOR + 0.70% to 3.50%)
     due through 2009                        904,464     840,658
    Fixed rate debt 6.75% to
     8.00% due through 2002                  168,510      18,833
                                         ----------- -----------
                                           1,072,974     859,491
    Convertible debenture loan
     and credit facilities                     6,720      23,530
    -------------------------------------------------------------
    Total debt                             1,079,694     883,021
    -------------------------------------------------------------
    Less: short-term and current
     portion of long-term debt             (116,814)   (170,551)
    -------------------------------------------------------------
                                             962,880     712,470
    =============================================================

    The outstanding debt as of December 31, 1999 is repayable as follows:

    Year ending December 31,
    (in thousands of $)
    2000                                                 116,814
    2001                                                 133,716
    2002                                                 191,762
    2003                                                 254,706
    2004                                                  72,469
    2005 and later                                       310,227
    -------------------------------------------------------------
    Total debt                                         1,079,694
    =============================================================

    The weighted average interest rate for debt all of which is denominated in US dollars, as of December 31, 1999 was 7.17 per cent (1998 - 7.2 per cent).

    Included in long-term debt is an amount of $40 million which is due to be refinaced in February 2000. However, the Company had obtained committed long-term refinancing of this amount at December 31, 1999.

    Certain of the fixed rate debt and the floating rate debt are secured by ship mortgages and, in the case of some debt, pledges of shares by each guarantor subsidiary. Various debt agreements of the Company contain certain covenants, which among other things limit the payment of dividend and require compliance with certain financial ratios. Such ratios include equity ratio covenants, minimum value clauses, and minimum free cash restrictions. As of December 31, 1999, the Company complied with the debt covenants of its various debt agreements.

    Metrogas Holdings ("Metrogas"), a company related to the Company's Chairman, had outstanding as of December 31, 1999 a specific loan of $54.0 million (1998 - $89.0 million) (the "Metrogas Loan") provided to the Company. The Metrogas Loan was converted to a separate long-term financing facility during 1999, as described below.

    As of December 31, 1998, the Company did not comply with the equity ratio covenants in a number of the loan agreements. During 1999, management initiated discussions with the Company's lending banks with the purpose of lowering the breached covenant requirements in such loan agreements at least until January 1, 2001. The requested changes were made with the intention of making the Company's financing arrangements more flexible in the event of a prolonged negative market scenario, including falling second-hand prices. Included in the request for changes was a proposal to subordinate the $89.0 million loan Metrogas Loan to loans given by the Company's lending banks. In addition, the proposal included reclassifying the Metrogas Loan as equity for the purposes of calculating the Company's equity ratio.

    As of July 13, 1999, the discussions with Metrogas and the Company's lending banks were finalised and the Company and Metrogas signed a Subordinated Convertible Loan Facility Agreement. Accordingly, the Company has received acceptance of reduced covenant levels from all but one of the Company's 19 lending banks. This one bank, however, is subject to the authority of the majority lenders, who have agreed to accept lower covenant levels until January 1, 2001. The aforementioned bank has since been replaced.

    The number of outstanding convertible debenture share certificates ("Debentures") in the Company's subsidiary, Frontline AB, amounted to nil and 2,654,540 as of December 31, 1999 and 1998, respectively. The face value of each certificate is SEK 10. The conversion period was from June 25, 1992 to July 30, 1999 and all outstanding debentures were repaid on loan maturity on August 24, 1999. The Debentures were convertible into shares at a conversion price of SEK 35 per share. Annual interest of 9 per cent was payable annually on June 24 and on the maturity date. During 1997, Frontline acquired Debentures with a face value of SEK 182,655,574, and at December 31, 1997 held Debentures with a face value of SEK 183,810,574. Frontline paid approximately $24 million for the repurchase of Debentures and recorded a loss of approximately $0.7 million. Frontline acquired further Debentures with face value SEK 666,048 in 1998 and recorded a gain (loss) of $nil. In June 1998, convertible debentures held by the Company with face value SEK 184,462,124 were cancelled.

16. SHARE CAPITAL

    The issued and fully paid share capital of the Company has been restated for all periods presented to reflect the Amalgamation as described in Note 1 and the reverse stock split described below.

    Authorised share capital:

    (in thousands of $)                         1999        1998
    100,000,000 ordinary shares
     of $2.50 each               250,000     250,000
    =============================================================

    Issued and fully paid share capital:

    (in thousands of $, except share numbers)   1999        1998

    60,961,860 ordinary shares of $2.50 each
     (1998 - 46,106,860)                     152,405     115,267
    =============================================================

    The Company's ordinary shares are listed on the Oslo Stock Exchange and the London Stock Exchange. The Company's ordinary shares trade on the Nasdaq National Market in the form of ADSs. Each ADS represents one ordinary share.

    Of the authorised and unissued ordinary shares, 124,558 are reserved for issue pursuant to subscription under warrants which can be exercised at any time up to December 31, 2003, 2,600,000 are reserved for issue pursuant to subscription under warrants which can be exercised at any time up to May 11, 2001 and 415,000 are reserved for issue pursuant to subscription under options granted under the Company's share option plans. As at December 31, 1999, except for the shares which would be issued on the exercise of the warrants and the options, and the shares under option as described below, no unissued share capital of the Company is under option or is conditionally or unconditionally to be put under option.

    On December 20, 1999 the Company issued 1,910,000 ordinary shares at a price of NOK 37.00 per share in connection with the acquisition of a Suezmax newbuilding. Frontline has a one year call option to buy back 430,000 of these shares for NOK
    37.00 per share plus 10 per cent interest per annum compensation.

    On September 30, 1999, the Company issued 4,715,000 ordinary shares in a private placement with five financial institutions at NOK 33.00 per share (with gross proceeds of approximately $20 million) to strengthen the equity base of the Company. Also on September 30, 1999, $35 million of the $89 million Metrogas subordinated loan facility was converted to equity by the issuance of 8,230,000 shares at an issue price of NOK 33.00 per share. In connection with this conversion, Metrogas offered $15 million of the resulting ordinary shares to existing Frontline shareholders and warrant holders, excluding US persons.

    On October 19, 1998, at the Annual General Meeting of the Company, the stockholders approved a share consolidation of ten shares of $0.25 par value each to one share of $2.50 par value each. This reverse stock split was effective October 26, 1998. The number of shares authorised, issued and outstanding, earnings per share and share options and warrants disclosed have been restated for all periods presented accordingly.

    In connection with the Amalgamation, at a shareholder meeting on May 11, 1998 an increase in the authorised share capital of the Company to $250,000,000, divided into 100,000,000 ordinary shares of $2.50 each, was approved. On May 11, 1998, the Company issued 44,612,536 shares pursuant to the Amalgamation described in Note 1.

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

    If any person becomes the beneficial owner of 20 per cent or more of the Company's ordinary shares, each right will entitle the holder, other than the acquiring person, to purchase for the purchase price, that number of ordinary shares having a market value of up to eight times the purchase price.

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

    A number of the Company's bank loans contain a clause that prohibits dividend payments without the approval from the lending banks.

17. WARRANTS AND SHARE OPTION PLANS

    At the effective date of the Amalgamation, Frontline recorded warrants to purchase 124,558 shares (restated from 1,245,588) of LOF and options to purchase 288,000 shares (restated from 2,880,000) of LOF. These warrants and share options have been recorded at fair value, calculated using the Black-Scholes option pricing model, as an adjustment to the purchase price on the acquisition of LOF. These warrants entitle the holder to subscribe for one ordinary share in the Company at a price of 4.00 pound sterling and are exercisable at any time up to December 31, 2003.

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

    The following summarises the warrant transactions:

                                                          Number
    Warrants assumed on Amalgamation                     124,558
    Warrants issued on Amalgamation                    2,600,000
      Exercised                                                -
    Warrants outstanding at December 31, 1997          2,724,558
      Exercised                                                -
    Warrants outstanding at December 31, 1998          2,724,558
      Exercised                                                -
    -------------------------------------------------------------
    Warrants outstanding at December 31, 1999          2,724,558
    =============================================================

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

    Under the Bermuda Plan, options may be granted to any director or eligible employee of the Company or subsidiary.
    Options are exercisable for a maximum period of nine years following the first anniversary date of the grant.

    The following summarises the share options transactions relating to the Bermuda Plan:

    (in thousands, except per share data)     Shares    Weighted
                                                         average
                                                        exercise
                                                           price
       Assumed on Amalgamation                   129    $  14.45
       Exercised                                   -           -
       Cancelled                                   -           -
    Options outstanding at December 31, 1997     129    $  14.45
       Exercised                                   -           -
       Cancelled                                   -           -
    Options outstanding at December 31, 1998     129    $  14.45
       Granted                                   300    $   5.53
       Exercised                                   -           -
       Cancelled                                (16)    $  12.58
    -------------------------------------------------------------
    Options outstanding at December 31, 1999     413    $   7.89
    =============================================================

    Options exercisable at:
    December 31, 1997                            121    $  14.63
    =============================================================
    December 31, 1998                            129    $  14.45
    =============================================================
    December 31, 1999                            113    $  14.71
    =============================================================

    Under the U.K. Plan, options may be granted to any full-time director or employee of the Company or subsidiary. Options are only exercisable during the period of seven years following the third anniversary date of the grant.

    The following summarises the share options transactions relating to the U.K. Plan:

    (in thousands, except per share data)     Shares    Weighted
                                                         average
                                                        exercise
                                                           price
       Assumed on Amalgamation                   159        8.61
                                                           pound
                                                        sterling
       Exercised                                   -           -
       Cancelled                                   -           -
    Options outstanding at December 31, 1997     159        8.61
                                                           pound
                                                        sterling
       Exercised                                 (1)        7.28
                                                           pound
                                                        sterling
       Cancelled                               (144)        8.57
                                                           pound
                                                        sterling
    Options outstanding at December 31, 1998      14        9.11
                                                           pound
                                                        sterling
       Exercised                                   -           -
       Cancelled                                (12)        9.42
                                                           pound
                                                        sterling
    -------------------------------------------------------------
    Options outstanding at December 31, 1999       2        7.28
                                                           pound
                                                        sterling
    =============================================================

    Options exercisable at:
    December 31, 1997                            135        8.73
                                                           pound
                                                        sterling
    =============================================================
    December 31, 1998                             12        9.42
                                                           pound
                                                        sterling
    =============================================================
    December 31, 1999                              -           -
    =============================================================

    The weighted average fair value of options granted under the Bermuda Plan in the year ended December 31, 1999 was $2.61. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for the grant in the year ended December 31, 1999: risk free interest rate of 6.6 per cent; expected life of three years, expected volatility of 63 per cent, expected dividend yield of zero per cent.

    The options outstanding under the Bermuda Plan as at December
    31, 1999 and December 31, 1998 have exercise prices between $5.32 and $15.00. The options that are not presently exercisable vest on January 1, 2001. The options outstanding under the Bermuda Plan as at December 31, 1999 have a weighted average contractual life of 5.6 years.

    The options outstanding under the U.K. Plan at December 31, 1999 have an exercise price of 7.28 pound sterling. The options that are not presently exercisable vest three years from the date of grant, being February 5, 2000. The options outstanding under the UKPlan as at December 31, 1999 have a weighted average contractual life of 6.1 years.

    The Company has recorded no compensation expense for the issuance of share options. The share options assumed in connection with the Amalgamation with LOF have been treated as an adjustment to the purchase price. Had the compensation costs for these plans been determined consistent with the fair value method recommended in SFAS 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

    (in thousands, except
     per share data)                1999        1998        1997
                                          (restated)  (restated)
    Net income
       As reported              (86,896)      31,853      22,794
       Pro-forma                (87,679)      31,853      22,794
    Earnings (loss) per share
       As reported              $ (1.76)      $ 0.69      $ 0.63
       Pro-forma               $ (1.77)       $ 0.69      $ 0.63

18. FINANCIAL INSTRUMENTS

    INTEREST RATE RISK MANAGEMENT
    In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. The Company does not hold or issue instruments for speculative or trading purposes. The counterparties to such contracts are Chase, Citibank N.A., Christiania Bank og Kreditkasse, Midland Bank and Skandinaviska Enskilda Banken. Credit risk exists to the extent that the counterparties are unable to perform under the contracts.

    The Company manages its debt portfolio with interest rate swap agreements in U.S. dollars to achieve an overall desired position of fixed and floating interest rates. The Company has entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR:

    Principal                  Inception      Maturity     Fixed
                                    Date          Date  Interest
                                                            Rate
    (in thousands of $)
    $10,000                     May 1996      May 2000     5.56%
    $50,000                February 1998 February 2003    5.685%
    $25,000                  August 1998   August 2003    5.755%
    $25,000                  August 1998   August 2003    5.756%
    $50,000                February 1998 February 2003    5.775%

    $50,000                   March 1998 February 2003    5.885%
    $20,000                     May 1998      May 2000     5.90%
    $41,454 reducing quarterly
     to $34,051                 May 1997      May 2001     6.84%
    $6,218                 December 1991 November 2000     6.97%
    $16,000 reducing semi-
     annually to $13,000  September 1996  November 200    16.79%

    As at December 31, 1999, the notional principal amounts subject to such swap agreements was $293,672,000 (1998 -
    $441,223,000).

    FOREIGN CURRENCY RISK
    The majority of the Company's transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. Certain of the Company's subsidiaries report in Sterling, Swedish kronor or Norwegian kroner and risks of two kinds arise as a result: a transaction risk, that is, the risk that currency fluctuations will have a negative effect on the value of the Company's cash flows; and a translation risk, the impact of adverse currency fluctuations in the translation of foreign operations and foreign assets and liabilities into U.S. dollars for the Company's consolidated financial statements. The Company has not entered into derivative contracts for either transaction or translation risk. Accordingly, such risk may have an adverse effect on the Company's financial condition and results of operations.

    FORWARD FREIGHT CONTRACTS
    The Company may enter into forward freight contracts in order to manage its exposure to the risk of movements in the spot market for certain trade routes. Market risk exists to the extent that spot market fluctuations have a negative effect on the Company's cash flows and consolidated statements of operations.

    FAIR VALUES
    The carrying value and estimated fair value of the Company's financial instruments at December 31, 1999 and 1998 are as follows:

                                    1999        1999        1998          1998
    (in thousands of $)         Carrying        Fair    Carrying          Fair
                                   Value       Value       Value         Value
    Non-Derivatives:
    Cash and cash equivalents     65,467      65,467      74,034        74,034
    Marketable securities         10,867      10,867           -             -
    Short-term debt              116,814     116,814     170,551       170,551
    Long-term debt, including
     convertible debt            962,880     962,880     712,470       712,470

    Derivatives:
    Interest rate swap transactions    -       5,787           -       (7,136)
    Forward freight contracts          -           -           -             -

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

    Fair value of interest rate swaps is estimated by taking into account the cost of entering into interest rate swaps to offset the Company's outstanding swaps.

    Fair value of forward freight contracts is estimated by taking into account the cost of entering into forward freight contracts to offset the Company's outstanding contracts.

    CONCENTRATIONS OF RISK
    There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Skandinaviska Enskilda Banken, Nordlandsbanken and Christiania Bank og Kreditkasse. However, the Company believes this risk is remote as these banks are high credit quality financial institutions.

    The majority of the vessels' gross earnings are receivable in U.S. dollars. In 1997 one customer accounted for 10 per cent or more of freight revenues. In 1998 and 1999, no customer accounted for more than 10 per cent or more of freight revenues.

19. RELATED PARTY TRANSACTIONS

    Management believes transactions with related parties are under terms similar to those that would be arranged with other parties.

    During 1996, 1997 and January 1998, Frontline received options to assume newbuilding contracts for the construction and purchase of five Suezmax tankers at the Hyundai Heavy Industries Co. Ltd. shipyard in South Korea for delivery in 1998 and 2000 from single-ship owning companies (the "Suezmax Newbuilding Companies") affiliated with Hemen Holding Ltd. ("Hemen"). Hemen is the Company's largest shareholder and is indirectly controlled by Mr. John Fredriksen, Chairman and Chief Executive Officer of the Company. The first three of the Suezmax tankers were delivered during 1998. The remaining two vessels were delivered in February and April, 2000.

    During 1997, Frontline received options to assume from other Hemen affiliated parties, five newbuilding contracts for the construction and purchase of five VLCC tankers. These options were exercised in March 1998. The first two VLCC newbuildings were delivered in 1998, the third in January 1999 and the remaining two were delivered in mid 1999.

    In May 1998, the Company acquired control of three shipowning and/or leasing structures which are organised in a non-recourse entity, Independent Tankers Corporation ("ITC"). The Company acquired ITC for $9.5 million. The Company's investment in ITC was subsequently sold to Hemen for $9.5 million with effect from July 1, 1998. The acquisition and sale of ITC are treated as occurring on the same date for accounting purposes as a result of the common control relationship between the Company and Hemen. The results of ITC are therefore not consolidated in the Company's financial statements for any period in 1998. The Company has remained as the manager of the underlying assets and has received a five year fair value call option to buy back ITC.

    In June 1998, the Company obtained a loan of $87.5 million from Metrogas, the Metrogas Loan, to finance the acquisition of the five VLCC newbuilding contracts described above. This loan bears interest at the rate of 6.75 per cent per annum. At December 31, 1998, an amount of $89 million was outstanding in respect of the Metrogas Loan, including interest accrued thereon. In the year ended December 31, 1998, the Metrogas Loan bore interest at the rate of 6.75 per cent. Interest expense recorded by the Company in 1998 in respect of this loan was $3,780,772. On September 30, 1999, $35 million of the $89 million Metrogas Loan was converted to equity by the issuance of 8,230,000 shares at an issue price of NOK 33.00 per share. In connection with this conversion, Metrogas offered $15 million of the resulting ordinary shares to existing Frontline shareholders and warrant holders, excluding US persons. In connection with this secondary offering by Metrogas, Frontline bore costs of the offering of

    $15,000. At December 31, 1999, an amount of $56.7 million was outstanding in respect of the Metrogas Loan, including interest accrued thereon. In the year ended December 31, 1999, the Metrogas Loan bore interest at the rate of 8.0 per cent and the Company incurred interest of $5.4 million, of which $2.7 million was expensed.

    In addition to the lending arrangement described above, Hemen affiliated parties have, during 1998 and 1999, provided additional short term financing to the Company. Such financing bears interest at the rate of 6.75 per cent per annum. Interest expense recorded by the Company in 1999 in respect of such financing was $428,291 (1998 - $550,803).

20. ACQUISITIONS

    In September 1999, Frontline acquired shares in ICB sufficient to provide voting control of the company. This acquisition followed a tender offer which commenced in September, 1997 and further acquisitions of ICB Shares in 1998 and in the first half of 1999 (see Note 1). The acquisition of ICB was primarily funded by loans from Chase. The investment in ICB in 1997 and 1998 was originally accounted for as an available-for-sale security in accordance with SFAS 115. Following Frontline obtaining control of ICB, the financial statements for 1997 and 1998 have been restated and the investment accounted for using the equity method. The results of ICB have been consolidated with effect from January 1, 1999. For the period from the initial acquisition of ICB Shares in 1997 to September 30, 1999, the principles of step-by-step acquisition accounting have been applied. At each step of the acquisition, the purchase price has been allocated to the net assets acquired based on their estimated fair values. The difference between the purchase price at each step, and the net assets acquired, has been assigned to the identifiable long-term assets of ICB or has been recorded as goodwill, as appropriate.

    Effective November 1, 1997, Frontline acquired 79.74 per cent of the outstanding Ordinary Shares of LOF for approximately $93.5 million in cash (see Note 1). The acquisition was primarily funded by a loan from Chase. In 1997, the results of LOF were consolidated with effect from the date of acquisition. The acquisition has been accounted for using the purchase method of accounting. Accordingly, the total purchase price has been allocated to the net assets acquired based on their estimated fair values. The difference between the total purchase price and net assets acquired was deducted from the assigned value of the three Suezmax vessels which comprise the identifiable long-term assets of LOF. The subsequent gain realised on the sale of LOF's Panamax tankers was reflected as an adjustment to the purchase price.

    The following table reflects unaudited pro-forma combined results of operations of the Company on the basis that the acquisitions of ICB and LOF had taken place at January 1, 1998 and 1997, respectively:

    (in thousands of $, except per share data)  1998        1997
    Net operating revenues                   316,910     234,585
    Net income                                52,099      19,734
    Basic and diluted earnings per share        1.13        0.43

    In management's opinion, the unaudited pro-forma combined results of operations are not indicative of the actual results that would have occurred had the acquisitions been consummated at the beginning of 1997 and 1998 or of future operations of the combined companies.

21. COMMITMENTS AND CONTINGENCIES

    Assets Pledged

    (in thousands of $)                         1999        1998
    Ship mortgages                         1,001,669     691,859
    Chattel mortgages and other
     assets pledged                                -      80,152
    Restricted bank deposits                     800       1,916
    -------------------------------------------------------------
                                             813,419     773,927
    =============================================================

    Other Contractual Commitments
    When newbuilding contracts were executed for the tankers Front Melody, which was sold in 1992, and Front Rhapsody, which was sold in 1993, Frontline also signed an agreement to finance a peseta denominated loan in a foreign bank. Under the agreements, Frontline was required to make a peseta denominated deposit in the same bank. The deposits are being used to fulfil the payment commitments on the loan agreements. The deposits carry a higher interest rate than the loans. The balance was $0.1 million and $0.7 million as of December 31, 1999 and 1998 respectively. These balances are contractual commitments, since the Company's only risk is the interest rate gap between loans and deposits. The loan agreements specify assignment of future operating revenue of vessels for the benefit of the lender. The assignment applies only in case of default under the loan agreements.

    The Company insures the legal liability risks for its shipping activities with Assuranceforeningen SKULD and the

    United Kingdom Mutual Steamship Assurance Association (Bermuda), both mutual protection and indemnity associations. As a member of these mutual associations, the Company is subject to calls payable to the associations based on the Company's claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which result in additional calls on the members.

22. SUPPLEMENTAL INFORMATION

    Non-cash investing and financing activities included the following:

    (in thousands of $)             1999        1998        1997
                                          (restated)  (restated)
    Unrealised appreciation
     (depreciation) on investments
    Recorded directly to equity  (2,843)     (3,013)         783
    In connection with purchase
     of fixed assets:
    Shares issued                  9,000           -           -

    Acquisition of businesses:
    Assets acquired,
     including goodwill          652,008           -     248,407
    Liabilities assumed and
     incurred                    391,257           -     139,177
    Conversion of equity method
     investment in ICB           236,051           -           -
    Minority interest recorded   150,700
    Shares issued                      -           -      37,937
    Options and warrants assumed       -           -       1,647
    Cash paid (acquired)       (126,000)           -      69,646

23. SUBSEQUENT EVENTS

    In December 1999, Frontline entered into an agreement with five other shipowners, A.P. Moller, Euronav Luxembourg SA, Osprey Maritime Ltd., Overseas Shipholding Group Inc. and Reederei "Nord" Klaus E. Oldendorff to establish a Marshall Islands corporation, Tankers International LLC ("Tankers"), to operate a pool of their respective VLCC fleets. Tankers commenced operations on February 1, 2000 with an initial fleet of 39 modern VLCCs.

    On February 7, 2000, the Company signed a loan agreement to finance the fourth and fifth Suezmax newbuildings, the Front Sky and the Front Sun. The loan is in the amount of $62 million, being $31 million per vessel, and is secured by first preferred ship mortgages on each vessel. Concurrent with the delivery of the Front Sky and Front Sun, respectively, the Company also signed two loan agreements for $22.5 million each, such loans being secured by second priority ship mortgages. The loans relating to the Front Sky, were drawndown on February 10, 2000, and the loans relating to the Front Sun were drawndown on April 12, 2000, their respective delivery dates.

    On February 7, 2000, the Company signed a loan agreement to finance the delivery of the Suezmax newbuilding, the Front Archer. The loan is in the amount of $32 million and is secured by a first priority statutory ship mortgage on the vessel. This vessel was acquired pursuant to a transaction with the Mosvold Farsund Group under which Frontline acquired the Suezmax newbuilding contract for a purchase price of $45.5 million. This purchase price was part financed by the issuance of 1,910,000 Frontline ordinary shares in December 1999 as described in Note 16. The Front Archer was delivered to the Company on February 15, 2000.

    On February 25, 2000, the Company issued 3,500,000 ordinary shares at NOK 57.50 per share in a private placement to institutional shareholders. At the same time, $30 million of the Metrogas Loan was converted to equity, resulting in the issuance of 4,350,000 ordinary shares at an issue price of NOK 57.50 per share. Hemen Holding offered 2,000,000 of the shares to certain existing shareholders of the Company (other than US persons) by means of a secondary offering. As a result of this transaction, as at March 31, 2000, the total ordinary shares outstanding increased to 68,811,860.

    In March 2000, Frontline entered into a joint venture with Euronav Luxembourg SA and Overseas Shipholding Group Inc. to acquire the 1993 built VLCC Toba for $37.25 million. Frontline has taken a 40 per cent interest in the vessel, which once acquired on March 9, 2000 was renamed Front Tobago and entered into the Tankers VLCC pool.

    On March 30, 2000 Frontline entered into an agreement with Wilh. Wilhelmsen ASA to buy the two 1993-built VLCCs, Tartar and Tarim. The agreed purchase price of $45 million per ship has been paid by $62 million in cash and through the issuance of 2,957,500 Frontline shares. The shares were issued at NOK
    80.00 per share. Under the agreement, Frontline has given a price guarantee for the shares issued. This guarantee becomes effective if Frontline's share price six months after the date of issuance of the shares to Wilhelmsen is under NOK
    80.00. In such an event, Frontline has, agreed to compensate Wilhelmsen for the difference between NOK 80.00 and the

    Frontline share price at that time. This guarantee is released if Frontline's share price in the period before this date has been over NOK 90.00 for more than 20 trading days. Tartar and Tarim were delivered to Frontline on May 23, 2000 and June 14, 2000, respectively and entered into the Tankers pool. On May 22, 2000, the Company signed a loan agreement to finance the delivery of the Tartar and Tarim. The loan is in the amount of $62 million, being $31 million per vessel, and is secured by first preferred ship mortgages on each vessel.

    In March 2000, Frontline entered into an agreement to sell its 50 per cent share in Floating Storage Inc. SA, which was acquired as a part of the ICB acquisition. This sale generated a gain of $2.2 million.

    In February, March and April 2000, Frontline acquired Golden Ocean Group Limited ("Golden Ocean") US$ 291 million Senior Notes due in August 2001 and at June 13, 2000 held Senior Notes with a face amount of $76.8 million. Golden Ocean is a shipping group which holds interest in 14 VLCCs and 10 bulk carriers. Most of the delivered tonnage is presently employed on medium to long term charters. Golden Ocean filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code, on January 14, 2000, and through this protection received an exclusive period of up to 120 days to file a Plan of Reorganisation. As one of Golden Ocean's largest creditors, Frontline announced that it would seek to be actively involved in the reorganisation process.

    On May 25, 2000, the Company and Golden Ocean signed a term sheet (the "Frontline/Golden Ocean Term Sheet") relating to a Proposed Joint Plan of Reorganisation (the "Joint Plan") for Golden Ocean. Upon the effective date of the Golden Ocean Plan, Golden Ocean would become a wholly-owned subsidiary of Frontline. The Official Committee of Unsecured Creditors of Golden Ocean announced that it would fully support and would be a co-proponent of the Joint Plan. The Frontline/Golden Ocean Term Sheet provided for a payment to all unsecured creditors in Golden Ocean including the holders of Golden Ocean Senior Notes. Pursuant to the Frontline/Golden Ocean Term Sheet, Frontline committed to pay up to $33.0 million in cash, or to issue up to 4.1 million shares and 1.9million warrants in Frontline valued to $48.4 million to take over all unsecured debt and all upstream guarantees. These amounts do not include a takeout of the $77.75 million Golden Ocean debt currently controlled by Frontline. The old share capital would, according to the Frontline/Golden Ocean Term Sheet, be cancelled while new share capital will be injected by Frontline. In addition, the Frontline/Golden Ocean Term Sheet provided for the release of upstream guarantees in favour of the holders of Golden Ocean Senior Notes. During the negotiations over the Frontline/Golden Ocean Term Sheet, another bidder, Bentley Investments S.A. ("Bentley") took control of Golden Ocean's Board of Directors and caused Golden Ocean to withdraw its support of, and object to, the approval of the Frontline/Golden Ocean Term Sheet.

    On June 6, 2000, the Bankruptcy Court in the Golden Ocean bankruptcy case terminated Golden Ocean's exclusive period to file a plan of reorganisation, which permits any party in interest to propose a plan. The Court ruled that all plans and related disclosure statements must be filed by close of business June 30, 2000. The Court set July 13, 2000 for a hearing on the adequacy of each disclosure statement filed by a plan proponent.

    Also at the June 6, 2000, hearing, with Frontline's consent, Bentley replaced Frontline as debtor-in-possession lender to Golden Ocean, by paying Frontline the outstanding balance of the loan, plus interest, fees and expenses, with Frontline reserving all rights to final payment of its expenses, premiums owing to it.

    On May 25, 2000 Frontline entered into an agreement pursuant to which Frontline acquired the VLCC newbuilding, Kawasaki 1638, from Golden Ocean for $73.8 million. The vessel, Front Tina, was delivered to Frontline on June 7, 2000 and entered the Tankers VLCC pool. Golden Ocean has an option to repurchase the Front Tina at a purchase price equal to the Company's actual cost for the vessel (including related financing and legal expenses) plus $2.5 million. The option is exercisable during the period which expires on the earlier of December 1, 2000 and the date on which a plan of reorganisation relating to Golden Ocean that is sponsored or financed by the Company becomes effective. If such effectiveness does not occur by October 1, 2000, the option shall expire on January 1, 2001. If Golden Ocean exercises the option, the parties will enter into an approximately six month time charter at the rate of $31,250 per day. In May, 2000, the Company signed a loan agreement to assist in financing the delivery of the Front Tina. The loan is in the amount of $50 million and is secured by a first preferred ship mortgage on the vessel.

    On May 25, 2000 the Company issued 3,000,000 ordinary shares at $10.15 per share in a private placement to a group of international institutional investors. The proceeds of the issue were used to part finance the acquisition of Front Tina.

    In June, 2000 the Company entered into an agreement with Euronav to acquire two Suezmax tankers, Ardenne and Brabant for a total price of $95.0 million. The vessels will be taken over by Frontline in September 2000.

    On June 20, 2000, the Company issued 4,000,000 ordinary shares at a price of NOK 104.5 per share in a private placement to a group of international institutional investors. Part of the proceeds of the issue will be used to part finance the acquisition of the Ardenne and Brabant. The remaining portion of the proceeds will be used to fund further acquisitions of vessels in the Suezmax and VLCC tanker market.

Index to Consolidated Financial Statements of ICB Shipping AB


Report of Independent Accountants

Consolidated Income Statements for the years ended December 31,
1998 and 1997

Consolidated Balance Sheets as of December 31, 1998 and 1997

Consolidated Statements of Changes in Financial Position for the years ended December 31, 1998 and 1997

Notes to Consolidated Financial Statements

Report of Independent Accountants


To the Board of Directors and Stockholders
ICB Shipping AB


We have audited the accompanying consolidated balance sheets of ICB Shipping AB and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income and changes in financial position for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Sweden that are substantially equivalent to auditing standards generally accepted in the United States.
Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ICB Shipping AB and subsidiaries as of December 31, 1998 and 1997 and the results of their operations and their changes in financial position for the years then ended in conformity with accounting principles generally accepted in Sweden.

Accounting principles generally accepted in Sweden vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for the years ended December 31, 1998 and 1997 and stockholders' equity as of December 31, 1998 and 1997 to the extent summarized in Note 21 to the consolidated financial statements.


Stockholm, Sweden
April 12, 1999, except for the paragraph regarding Note 21 as to which the date is January 25, 2000

Per Bergman
Authorized Public Accountant
KPMG

ICB Shipping AB
Consolidated Income Statements for the years ended
December 31, 1998 and 1997
(in millions of Swedish Kronor)

                                   Notes        1998        1997
Operating revenues
  Net freight revenues                 1       1,287       1,055
  Result from sale of vessels                    (1)           -
Operating expenses
  Ship operating expenses                        715         582
  Administrative income                         (11)        (12)
  Administrative expenses                         42          49
                                          ----------   ---------

Net operating income before depreciation         540         436
                                          ----------   ---------
  Depreciation                                   245         171
                                          ----------   ---------
Net operating income after depreciation          295         265
                                          ----------   ---------
Other income (expenses)
  Interest income                                 39          38
  Interest expense                             (168)       (117)
  Exchange rate differences                        4          71
  Profit from securities and
    other receivables
    accounted for as non-current assets            3          36
  Other financial items                4         (3)           -
                                          ----------   ---------
Net income before minority
 share and income taxes                          170         293
                                          ----------   ---------
Minority share                                     4           4
Income taxes                           5           1           -
                                          ----------   ---------
Net income                                       165         289
                                          ==========   =========

ICB Shipping AB
Consolidated Balance Sheets as of December 31, 1998 and 1997
(in millions of Swedish Kronor)

                                   Notes        1998        1997
ASSETS
Non-current assets
  Vessels                              6       4,353       3,214
  Newbuilding contracts                            -         322
  Call options on vessels                          -         363
  Participation in group and
   associated companies                7           2           2
  Receivables from associated
   companies                           9         138          66
  Other securities accounted
   for as fixed assets                10         129         175
  Other long-term receivables                      2           3
                                          ----------   ---------
  Total non-current assets                     4,624       4,145

Current assets
  Trade accounts receivable                      124         159
  Other receivables                               26          24
  Prepaid expenses and accrued income 11          54          67
  Short-term investments              12         830         151
  Cash and bank balances                         192         458
                                          ----------   ---------
  Total current assets                         1,226         859
                                          ----------   ---------
  Total assets                                 5,850       5,004
                                          ==========   =========

SHAREHOLDERS' EQUITY AND LIABILITIES
Shareholders' equity                  13
Restricted Shareholders Equity
  Share Capital                                   70          70
  Restricted Reserves                          1,997       1,877
                                          ----------   ---------
  Total restricted shareholders'
   equity                                      2,067       1,947
Unrestricted shareholders' equity
  Unrestricted reserves                          445         293
  Profit for the year                            165         289
                                          ----------   ---------
  Total unrestricted shareholders'
   equity                                        610         582
                                          ----------   ---------

  Total shareholders' equity                   2,677       2,529
  Minority interests                               -          36
  Untaxed reserves                    14           -           -

  Long-term liabilities
  Liabilities to credit institutions  15       2,723       1,879
  Other long-term liabilities         16           0          88
                                          ----------   ---------
  Total long-term liabilities                  2,723       1,967
                                          ----------   ---------
  Current liabilities
  Liabilities to credit institutions             264         171
  Accounts payable, trade                         17          18
  Other current liabilities                       11         164
  Accrued expenses and
   deferred income                    17         158         119
                                          ----------   ---------
  Total current liabilities                      450         472
  Total liabilities and
   stockholders' equity                        5,850       5,004
  Pledge assets                       18       3,034       1,675
  Contingent liabilities              19          94          96
  Tonnage chartered                   20

ICB Shipping AB
Consolidated Statements of Changes in Financial Position for the years ended
December 31, 1998 and 1997
(in millions of Swedish Kronor)

                                                1998        1997
Sources of funds
Funds generated from the year's operations
Profit after financial items                     170         289
  Depreciation                                   245         171
  Sale of vessels                                (1)           -
  Write down of shares accounted for as
   non-current assets                             12           -
  Taxes                                          (1)           -
  Total funds generated from the year's
   operations                                    425         460
                                          ----------   ---------
  External sources of funds*
  Translation difference                           8          31
  Minority share                                (36)           8
                                          ----------   ---------
  Total external sources of funds               (28)          39
                                          ----------   ---------

  Application of funds*
  Investments in ships / newbuilding
   contracts                                     597         722
  Investments in other securities
   accounted for as fixed assets                (38)         147
  Decrease / increase in long-term
   liabilities                                 (696)       (241)
  Increase / decrease in long-term receivables    68          64
  Dividend to shareholders                        77          56
                                          ----------   ---------
  Total application of funds                       8         748
                                          ----------   ---------
  Change in working capital                      389       (249)

  Specification of change in working capital
  Change in cash, bank balances and
   short-term investments                        412       (141)
  Change in current receivables                 (45)          87
  Change in current liabilities                   22       (195)
                                          ----------   ---------
  Total change in working capital                389       (249)

                 ACCOUNTING PRINCIPLES AND NOTES

ACCOUNTING PRINCIPLES
GENERAL ACCOUNTING PRINCIPLES
The Company follows the recommendations of the Swedish Financial
Accounting Standards Council and the Swedish Accounting Standards
Board.

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include companies in which ICB directly or indirectly owns more than 50 percent of the voting rights.

The consolidated financial statements have been prepared according to the purchase method of accounting and recommendation no. 1 of the Swedish Financial Accounting Standards Council. This means that equity in a subsidiary at the acquisition date is eliminated entirely. As a result, only income arising after the acquisition date is included in the Group's shareholders' equity.

In preparing the consolidated financial statements, all income statement items of foreign subsidiaries have been translated to Swedish Kronor at the average exchange rates for the financial year (average rates). All balance sheet items, except for the profit/loss for the year, are translated at the exchange rate in effect at the end of the respective year (closing rate). Changes in the Group's shareholders' equity arising from variations in closing rates compared with previous years' closing rates affect equity directly as a translation difference. Differences arising in the consolidated balance sheet through translation of the net income in foreign subsidiaries to Swedish Kronor at the average rates affect equity directly as a translation difference. The methods described above result in translation differences related to foreign currencies being taken directly to equity. Thus, unrealised changes in value do not affect net income for the year.

RECEIVABLES AND LIABILITIES IN FOREIGN CURRENCY
Liquid funds, receivables and liabilities in foreign currency have been translated at the closing rate. Unrealised exchange rate gains in foreign currencies are allocated to a foreign exchange reserve for long-term receivables and liabilities. Pledged assets and contingent liabilities have been translated at the closing rate.

REVENUE AND EXPENSE RECOGNITION
Revenues and expenses are recognised on the accrual basis. Revenues are generated from freight billings and time charter hires. The operating results of voyages in progress are estimated and recorded pro-rata on a per day basis in the consolidated statements of operations. Probable losses on voyages are provided for in full at the time such losses can be estimated. Time charter revenues are recorded over the term of the time charter as service is provided.

PLEDGED ASSETS
Ship mortgages are stated in an amount corresponding to the outstanding liability under the respective loan that the mortgage secures.

NOTES
(amounts in millions of Swedish Kronor unless otherwise specified)

NOTE 1 - OPERATING REVENUE
Operating revenue and expenses include direct voyage-related cost compensation (voyage expenses) totalling SEK 334 million (1997:
SEK 281 million).

NOTE 2 - OPERATING EXPENSES
Operating expenses include capital costs for tonnage on long-term charter, totalling SEK 50 million (1997: SEK 46 million). The time charter hire for Kim Jacob was SEK 10 million

NOTE 3 - DEPRECIATION
Vessels are depreciated on a straight-line basis over a period of 20 years, down to a conservatively calculated scrap value of USD
100 per lightweight ton.

NOTE 4 - PROFIT FROM SECURITIES AND RECEIVABLES ACCOUNTED FOR AS NON-CURRENT ASSETS
                                                1998        1997
Up-front payment from Knightsbridge Tankers        -          23
Capital gain on sale of shares                     5           3
Dividends                                          8          10
Dividends from associated companies                2           -
Write-down of shares                            (12)           -
                                          ----------   ---------
Total                                              3          36
                                          ----------   ---------

In 1998 an internal Group restructuring was implemented due to changed tax rules in the Netherlands. For the Parent Company, this led to a capital gain of SEK 516 million on sold shares in subsidiaries, and to a capital loss of SEK 185 million on sold receivables in Group companies. The Company will be requesting a deferment of capital gains tax.

NOTE 5 - TAXES
The tax authority has charged the Company an additional SEK 53 million in taxes for the 1991 tax year. In January 1999, the county administrative court supported the tax authority's assessment. ICB has notified the administrative court that it will be appealing the ruling of the county administrative court. In the overall view of externally consulted tax experts, there is overwhelming evidence indicating that the Company can win the ongoing process. Supported by this statement, the Board has taken the matter into consideration and made the judgement that the tax authority's demand will not be taken into account in the income statement and balance sheet in any other manner than reporting the amount as a contingent liability. Due to the fact that, among other things, tax-loss carryforwards in the Parent Company exceed net income for the year, no tax charge is expected to be incurred for 1998.

NOTE 6 - SHIPS
                                                1998        1997
Accumulated acquisition values
Opening acquisition values                     4,253       3,306
New acquisitions                               1,705         520
Sales during the year                          (408)           -
Translation differences for the year             105         427
                                          ----------   ---------
                                               5,655       4,253
                                          ----------   ---------
Accumulated planned depreciation
Opening depreciation                           1,039         827
Depreciation for the year                        245         171
Sales                                           (11)           -
Translation differences for the year              29          41
                                          ----------   ---------
                                               1,302       1,039
                                          ----------   ---------

Closing planned residual value                 4,353       3,214

Advance payments and building costs paid on the respective closing dates are reported under the heading Newbuilding
Contracts. The entire investment is not accounted for until delivery date (under the heading Ships).

                                                            1997
Accumulated acquisition values
Opening acquisition values                                   105
New acquisitions                                             202
Translation differences for the year                          15
                                                       ---------
                                                             322
                                                       ---------

NOTE 7 - PARTICIPATIONS IN ASSOCIATED COMPANIES

                                                1998        1997
Accumulated acquisition values
At beginning of year                               2           1
New acquisitions                                   -           1
                                          ----------   ---------
Closing book value                                 2           2
                                          ----------   ---------

The equity method is not applied for associated companies, since these have negligible significance with respect to the true and fair view requirement of the Annual Accounts Act.

                                         Percentage                Par   Book
1998                            Domicile    holding     Number   value  value
_____________________________________________________________________________
Group Company holdings, subsidiaries
Granite Shipping Co Ltd.         Bahamas        100          1       0
Marble Shipping Co Ltd.          Bahamas        100          1       0
ICB Shipping Bermuda Ltd.        Bermuda        100     12,000       0
Drusberg Shipping Ltd.            Cyprus        100      1,000       0
Ipiranga Shipping Ltd.            Cyprus        100 71,317,425   1,239
Rosepetal Shipping Co Ltd.        Cyprus        100      1,000       0
Winchmore Shipping Ltd.           Cyprus        100        999       0
Constantine
Investments Ltd.                 Liberia        100        100       0
Damar Shipping Ltd.              Liberia        100    800,000       7
Dowelton Shipping Inc.           Liberia        100        500       0
Farmington Shipping Ltd.         Liberia        100          1       0
Flores Investments Ltd.          Liberia        100        500       0
ICB International Ltd.           Liberia        100        500       0
Langkawi Shipping Ltd.           Liberia        100        100       0
Lodi Shipping Ltd                Liberia        100          1       0
Madura Investments Ltd.          Liberia        100        200       0
Magnola Shipping Ltd.            Liberia        100        500       0
Maya Investments Ltd.            Liberia        100        500       0
Radiant Shipholding
Enterprises Inc.                 Liberia        100          1       0
Sibu Shipping Ltd.               Liberia        100        100       0
Southeast Tankers Inc.           Liberia        100        500       0
Southwest Tankers Inc.           Liberia        100        500       0
West Tankers Inc.                Liberia        100        500       0
Cinta Shipping BV            Netherlands        100      4,000       0
Clermont Shipping BV         Netherlands        100         48       0
Seabulk NV                Dutch Antilles        100         61       0
Seacarrier NV             Dutch Antilles        100         61       0
Seatank NV                Dutch Antilles        100         61       0
Seatruck NV               Dutch Antilles        100         61       0
Bolzano Pte Ltd.               Singapore        100    500,000       0
Fox Maritime Pte Ltd.          Singapore        100    500,000       0
Felix Shipping Pte Ltd.        Singapore        100    500,000       1
Lynx Maritime Pte Ltd.         Singapore        100    500,000       2
Seabridge Management
Service Pte Ltd.               Singapore        100    250,000       1
Touracos Pte Ltd.              Singapore        100    500,000       0
                                                              --------
                                                                 1,250
                                                              --------

Group company holdings, associated companies
Sakhalin Storage Ltd.            Bermuda         50      5,000       0
Sakhalin Marine Ltd.             Bermuda         25        300       0
                                                              --------
Total group companies                                            1,250
                                                              --------


Parent company holdings, subsidiaries
ICB Forvaltning AB
reg.no. 556300-3085            Stockholm        100      1,000       0      0
ICB Invest AB
reg.no. 556300-3119            Stockholm        100      1,000       0      0
ICB Scandinavia AB
reg.no. 556361-9278            Stockholm        100      1,000       0      0
Rederi AB Lovart
reg.no. 556361-9252            Stockholm        100      1,000       0      0
ICB Shipholding Pte. Ltd.      Singapore        100          2       0      1
                                                               --------------
                                                                     0      1
Parent company holdings,
associated companies
Barium Shipping KB
reg.no. 916618-9671            Stockholm         39     39,200       0      0
Stockholm Chartering AB
reg.no. 556352-8339            Stockholm         30      4,500       0      1
                                                               --------------
Total, Parent Company                                                0      2


NOTE 9 - RECEIVABLES FROM ASSOCIATED COMPANIES
                                                1998        1997

Accumulated acquisition values
At beginning of year                              66           0
Addition of receivables                           70          66
Translation differences for the year               2           -
                                            --------    --------
Closing book value                               138          66
                                            --------    --------

NOTE 10 - OTHER SECURITIES ACCOUNTED FOR AS NON-CURRENT ASSETS

                                                  1998      1997

Accumulated acquisition values
At beginning of year                               175        28
New acquisitions                                     -       150
Sales during the year                             (29)       (3)
Write-downs during the year                       (12)         -
Repayment of shareholders' equity                  (8)         -
Translation differences for the year                 3         -
                                                 -----     -----
CLOSING BOOK VALUE                                 129       175
                                                 -----     -----

                                          PAR    BOOK   MARKET
                       DOMICILE  NUMBER   VALUE  VALUE  VALUE
----------------------------------------------------------------
1998
Knightsbridge
Tankers Ltd.           Bermuda   805,000  0      117    136

1997
Knightsbridge
Tankers Ltd.           Bermuda   1,000,000              0
                       150

NOTE 11 - PREPAID EXPENSES AND ACCRUED INCOME

                                 1998     1997
Bunker inventory                 21       23
Accrued income                   23       38
Prepaid expenses                 10       6
                                 ---      ---
Total                            54       67
                                 ---      ---

NOTE 12 - SHORT-TERM INVESTMENTS
Short-term investments consist of short-term promissory note receivables, totalling SEK 667 million (1997: SEK 151 million), and commercial paper, totalling SEK 163 million (1997: SEK 0).

NOTE 13 - SHAREHOLDERS' EQUITY

                             SHARE     RESTRICTED   UNRESTRICTED
                             CAPITAL   RESERVES     EQUITY

January 1, 1997                  70       1,597            379
Translation differences
for the year                                241             12
Transfers between
unrestricted
and restricted equity                        39           (39)
Dividend(56)
Profit for the year                                        289
                                                         -----
December 31, 1997                70       1,877            582
Translation differences
for the year                     49          11
Transfers between unrestricted
and restricted equity                        71           (71)
Dividend                                                  (77)
Profit for the year                                        165
                                                         -----
December 31, 1998                70       1,997            610
                                 --       -----          -----

The number of shares on December 31, 1998 and 1997, was 28,148,309, of which 2,488,648 were Class A with ten votes per share and 25,659,661 were Class B with one vote per share.

NOTE 14 - UNTAXED RESERVES
The foreign exchange reserve amounted to SEK 60 million at December 31, 1998 (1997: SEK 36 million).

NOTE 15 - LIABILITIES TO CREDIT INSTITUTIONS

                                           1998           1997
Due date, 1-5 years from
  accounting date                         1,488          1,117
Due date, later than 5
  years from accounting date              1,235            762
                                          -----          -----
Total                                     2,723          1,879

The loan agreements contain conditions for a minimum relation between market values of vessels and loan liabilities. This relationship was not met for all loan agreements as per December 31, 1998. As a result, security for certain vessel loans may need to be strengthened.

NOTE 16 - OTHER LONG-TERM LIABILITIES

                                           1998           1997
Due date, 1-5 years
  from accounting date                        -             88
                                           ----           ----
Total                                         -             88

Of the total amount outstanding at December 31, 1999, SEK 32 million consists of the minority shareholders' loans to shipowning companies. Agreements reached with the shareholders entail that these loans can be equated with minority interest in the consolidated accounts.

NOTE 17 - ACCRUED EXPENSES AND DEFERRED INCOME

                                           1998           1997
Accrued expenses                            158            119
                                           ----           ----
Total                                       158            119

The Group's accrued expenses include provisions for estimated future docking costs.

Note 18 - PLEDGED ASSETS - FOR LIABILITIES AND COMMITMENTS
TO CREDIT INSTITUTIONS

                                           1998           1997
Cash and bank balances                       40              -
Ship mortgages                            2,985          1,655
Shares in subsidiaries                        9             20
                                          -----          -----
Total                                     3,034          1,675

NOTE 19 - CONTINGENT LIABILITIES

                                           1998           1997
Guarantees and contingent liabilities        94             96
                                           ----           ----
Total                                        94             96

NOTE 20 - TONNAGE CHARTERED IN

Commitments for payment of charter hire for vessels chartered in, provided call options are not exercised are as follows for the years ended December 31:

                                           1998           1997
1999                                         71             40
2000                                         71             36
2001                                         71              -
2002                                         65              -

NOTE 21 - SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN SWEDISH AND
U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements of the Company have been prepared in accordance with Swedish Generally Accepted Accounting Principles ("Swedish GAAP"). These accounting principles differ in certain significant respects from U.S. Generally Accepted Accounting Principles ("US GAAP"). The following is a summary for the estimated adjustments under US GAAP that affect the Company's consolidated net income for the year ended December 31, 1998 and 1997 and total consolidated shareholders' equity as of December 31, 1998 and 1997.

1.  LEASING

ICB in 1990 entered a leasing contract for a vessel. The leasing terms were such that under US GAAP the lease would be classified as a capital lease. Although IAS 17 Accounting for Leases was adopted as Swedish GAAP in 1997, the transition rules were such that the standard was implemented only prospectively. ICB, therefore, continued to account for the lease in question as if it were an operating lease. In 1998, the leasing arrangement was discontinued as ICB acquired the vessel. The purchase price was somewhat less than the lease obligation.

In 1997, adjustments have been made to report the lease in question as a capital lease. In 1998, adjustments have been made to recognise a gain on extinguishment of the lease obligation and the difference between Swedish GAAP and US GAAP depreciation expense owing to the remaining difference in cost basis.

2.  ASSET REVALUATION

ICB in 1995 revalued certain of its vessels both upwards and downwards, as was allowed under Swedish GAAP at that time, with the intent to better align carrying values to fair values. The downward adjustments were not required under US GAAP impairment recognition rules. In subsequent years, depreciation was based on such adjusted values as were any gains or losses arising on disposal.

Under US GAAP, the historic cost basis may only be adjusted for impairment losses and upward revaluations are not allowed.

Adjustments have been made to state depreciation expense and gains and losses based on historical cost.

3.  MARKETABLE SECURITIES

Under Swedish GAAP, current marketable securities are carried at the lower of cost or market while non-current securities are written-down for other than temporary declines in the market value.

Under US GAAP, such investments which are classified as available-for-sale securities are carried at fair value, with resulting unrealised holding gains or losses, net of any deferred taxes, recorded in a separate component of shareholders' equity.

Adjustments have been made to state the securities at fair value and the holding gains and losses have been taken to equity.

4.  DEFERRED TAXATION

US GAAP requires that deferred taxes be provided for all temporary differences and the recognition of deferred tax assets subject to a realisation test under "the more likely than not" concept. Swedish practice has evolved in the same direction, at least in consolidated financial statements. The recognition of deferred tax assets, however, generally has been subjected to the more stringent "assured beyond reasonable doubt" criterion.

As, however, ICB generally operates in jurisdictions where shipping income, including gains on disposals, is tax exempt the issue of providing for deferred tax has generally not arisen, nor do the above described adjustments to US GAAP require the provision of deferred taxes. The Swedish parent company and certain other Swedish subsidiaries have unutilised tax loss-carryforwards. No deferred tax assets have been recognised under Swedish GAAP, not would they be recognised under US GAAP as management believes it unlikely that these losses can be utilised in the future.

5.  EARNINGS PER SHARE

US GAAP requires the reporting of basic and diluted earnings per share. ICB has not issued any dilutive securities and thus reports only basic earnings per share.

The abovementioned adjustments would affect reported consolidated net income and shareholders' equity as follows.

NET INCOME                             FOR THE YEARS ENDED
                                       DECEMBER 31
                                      1998               1997
Net income reported under
  Swedish GAAP                        165,165           288,580
Adjustments
Leasing of vessel                      39,891             9,494
Revaluation of assets                 (4,700)           (4,700)
Net income under US GAAP              200,356           293,374

Earnings per share (in SEK)              7.12             10.42

SHAREHOLDERS' EQUITY

                       Swedish GAAP Capital       Asset Marketable    US GAAP
                             Equity   Lease Revaluation Securities     Equity

December 31, 1996         2,042,867 (3,062)      73,153    (3,412)  2,109,546

Movements under
  Swedish GAAP
Net income                  288,580
Translation
  differences               253,477
Dividend                   (56,297)
                           --------
                            485,760                                   485,760

US GAAP Adjustments
Capital Lease
Income statement effect               9,494                             9,494
Translation adjustment                 (92)                              (92)
Asset Revaluation
Income statement effect                         (4,700)               (4,700)
Marketable Securities
Realised Loss                                                (504)      (504)
Unrealised holding gains                                    72,362     72,362
------------------------------------------------------------------------------
December 31, 1997         2,528,627   6,340      68,453     68,446  2,671,866

Movements under Swedish GAAP
Net income                  165,165
Translation differences      60,056
Dividend                   (77,408)
                           --------
                            147,813                                   147,813

US GAAP Adjustments
Capital Lease
Income statement effect              39,891                            39,891
Translation adjustment                  764                               764
Asset Revaluation
Income statement effect                         (4,700)               (4,700)
Marketable Securities
Realised Loss                                              (6,287)    (6,287)
Unrealised holding gains                                  (44,398)   (44,398)
------------------------------------------------------------------------------
December 31, 1998         2,676,440  46,995      63,753     17,761  2,804,949
------------------------------------------------------------------------------

NEW U.S. ACCOUNTING STANDARDS NOT YET ADOPTED

In June 1997, two new standards effective for fiscal years beginning after December 15, 1997 were issued, SFAS No. 130 "Reporting Comprehensive Income" and SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information". While these standards will impact U.S. GAAP disclosure requirements, they do not impact the reconciliation of net income and total stockholders' equity as reported under Swedish GAAP and U.S. GAAP, respectively.

SFAS No. 132 "Employers' Disclosures About Pensions and Other Postretirement Benefits" was issued in February 1998 and is also effective for fiscal years beginning after December 15, 1997. The observation on the effects of the previous two standards also applies to this new standard.

In June 1998, the Financial Accounting Standards Board issued Statement Financial Accounting Standards No. 133 ("SFAS 133), Accounting for Derivative Instruments and Hedging Activities. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognise all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Management has not determined the effect of the adoption of SFAS 133.

STATEMENT OF CASH FLOWS

US GAAP requires the presentation of a statement of cash flows, which is presented below for each of the years ended December 31, 1998 and 1997:


                                                1998        1997
Operating activities
  Net income                                     165         289
  Adjustments to reconcile net
  income to cash provided
  by operating activities
  Depreciation                                   245         171
  Result from sale of vessels                    (1)           -
  Write down of shares accounted
  for as non-current assets                       12           -
  Minority share                                (36)           8
  Change in operating assets and liabilities
  Current receivables                             45        (87)

  Current liabilities                           (22)         195
  Other                                          13           31
                                           ---------   ---------
  Net cash provided by operating activities      421         607
                                           ---------   ---------

Investing activities
  Additions to vessels and
  newbuilding contracts                        (597)       (722)
  Investment in other securities accounted for as
  non-current assets                              38       (147)
                                           ---------   ---------
  Net cash provided by investing activities    (559)       (869)
                                           ---------   ---------

Financing activities
  Decrease/increase in long-term liabilities     696         241
  Increase/decrease in long-term receivables    (68)        (64)
  Dividend to shareholders                      (77)        (56)
                                           ---------   ---------
  Net cash used in financing activities          551       (121)
                                           ---------    --------
  Net increase (decrease) in cash
   and cash equivalents                          413       (141)
  Cash and cash equivalents at
   beginning of year                             609         750
  Cash and cash equivalents at end of year     1,022         609
                                           =========    ========

NOTE  22 - EMPLOYEES AND PAYROLL COSTS

Average number of
 employees                1998 Of whom, men     1997Of whom, men

Parent Company              13            8       12           7
Group companies
outside Sweden               7            2        3           2
                       -------      -------  -------     -------
Total Group                 20           10       15           9

Wages, Salaries and Other Remuneration; Social Security
Costs (SEK 000s)

                        1998         1998      1997       1997
                       Wages,       Social     Wages     Social
                       salaries    security  salaries   security
                      and other      cost    and other    cost
                    remuneration           remuneration
-----------------------------------------------------------------
Parent Company
Board of Directors         780                   780
  Of whom, the Chairman
  of the Board             140                   140
President                2,038                 2,104
Other employees          5,321                 5,020
                         -----     -----       -----       -----
Total, Parent Company    8,139     3,688       7,904       3,488
  Of which, pension costs          1,232                   1,049
Subsidiaries outside Sweden
Board of directors
  and president              -                     -
[6~Other employees       2,040                 1,177
                         -----     -----       -----

Total, subsidiaries      2,040       453       1,177         311
  Of which, pension costs            209                     193
                                   -----                   -----
Total, Group            10,179     4,141       9,081       3,799

Of the Parent Company's pension costs, SEK 279 million for the year ended December 31, 1998 (1997: SEK 262 million) pertains to the board of directors and president. The president's pension terms are in accordance with the ITP plan (collective supplementary pension plan for salaried employees). In the event the Company serves notice, the president and executives are entitled in certain circumstances to three years' salaries. A committee consisting of the chairman of the board and two directors make recommendations to the board on the salary and remuneration for the president and executives. The president and chairman receive directors' fees of USD 18,000 per year for their assignment with Knightsbridge Tankers Ltd. The Company has purchased a special liability insurance for the Company's directors and president. The premium amounted to SEK 3.35 million for the year ended December 31, 1998.

                          EXHIBIT INDEX

Exhibit
Number


3.1 MASTER AGREEMENT, dated September 22, 1999, among Frontline
    AB and Frontline Ltd (collectively "FL"), Acol Tankers Ltd.
    ("Tankers"), ICB Shipping AB ("ICB"), and Ola Lorentzon (the
    "Agent").

                           SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                       Frontline Ltd.
                                       ------------------------
                                       (Registrant)


Date                                   June 28, 2000
                                       By /s/ Kate Blankenship
                                          ---------------------
                                              Kate Blankenship
                                              Company Secretary

                            EXHIBITS

Exhibit
Number


3.1 MASTER AGREEMENT, dated September 22, 1999, among Frontline
    AB and Frontline Ltd (collectively "FL"), Acol Tankers Ltd.
    ("Tankers"), ICB Shipping AB ("ICB"), and Ola Lorentzon (the
    "Agent").

Exhibit 3.1

                                                               II
MASTER AGREEMENT, dated September 22, 1999, among Frontline AB and Frontline Ltd (collectively "FL"), Acol Tankers Ltd.
("Tankers"), ICB Shipping AB ("ICB"),and Ola Lorentzon (the
"Agent").

         WHEREAS, FL owns directly or through entities under its direct or indirect control ("affiliates") the shares of ICB as shown on Schedule I attached (the "FL ICB Shares"), Tankers owns certain of the shares of ICB as shown on Schedule I ("Tankers Owned Shares") and Tankers has entered into agreements entitling it to acquire and under which it is authorised to release for delivery to FL at the closing provided for in this Agreement certain of the shares of ICB also as shown on Schedule I (the "Deposited Shares") (Tankers Owned Shares and the Deposited Shares being herein collectively called the "Tankers ICB Shares"),

         WHEREAS, ICB is desirous that subsidiaries of ICB listed in Schedule I (the "ICB Subsidiaries"), currently the owners of the four vessels specified against their respective names on
Schedule I (the "Vessels"), sell the Vessels to Tankers designees on the terms of agreements to be entered into at the Closing (defined below), such agreements being in the form of Annexes A-D (the "NSFs"), and Tankers is desirous that its designees acquire the Vessels,

         WHEREAS, the parties hereto are desirous of carrying out the other transactions provided for herein.

         NOW, THEREFORE, the parties hereto hereby agree as follows:

1. At a closing to be started simultaneously with the signing of this Agreement (the "Closing")

(i)Tankers shall sell and Frontline AB shall buy all the Tankers
ICB Shares and the price for each class A share shall be US$
13.72 equivalent to SEK 112.58 and the price for each class B share US$ 8.85 equivalent to SEK 72.58.

                The total purchase price for the Tankers ICB
Shares, US$ 39,163,623 plus SEK 136,397,596, shall be paid by completed Payment Letters of Chase Manhattan International Ltd., in the form of Annexes E and F delivered to Skaninaviska Enskilda Banken AB ("SEB") against valid registration of the Tankers ICB Shares, free and clear of any pledge, lien, encumbrance or other restriction, in FL's VP-account.

                The transfer and payment shall be handled by SEB, Stockholm in accordance with the Swedish securities settlement system. In order to facilitate and effect the transfer and payment, Tankers, FL, ICB, Clarence Dybeck on behalf of Selling Shareholders and Peter Hogstrom on behalf of JA Interests have signed an Instruction Letter to SEB in the form of Annex G which by its terms becomes irrevocable when the Closing begins, and the parties will issue all other documents and take all other action which are necessary in order to consummate the transactions contemplated hereunder. The instruction is only revocable by a new instruction in writing signed by the signatories thereto.

    ICB shall cause the ICB Subsidiaries to sell the Vessels to Tankers, or such subsidiaries of Tankers as are designated by Tankers, in each case under the NSFs which Tankers shall cause to be entered into at the Closing, for the respective amounts set out in and payable as provided in such NSFs. ICB hereby guarantees the obligations of the respective ICB Subsidiaries under Clause 9 of each NSF. Tankers confirms that it will remain primarily liable as an obligor to ICB and the ICB Subsidiaries (on whose behalf ICB hereby contracts as their agent) for the performance of all of the NSFs by each subsidiary of Tankers which is so designated.

2. (a) ICB, FL and Tankers intend that the transactions contemplated by Clause 1 should be fulfilled at the Closing commencing today, with delivery of ICB shares and shares of Stockholm Chartering, ICB Scandinavia AB and Rederi AB Lovart, satisfaction of the existing mortgages, transfer of the Vessels and recording of new mortgages to occur on Monday September 27, 1999 with all payments to be made by payment letters for value on Monday, September 27, 1999 and should in any event be fulfilled in their entirety or not at all. In recognition that it will not be possible by agreement between themselves or their affiliates to reverse the sale of the Vessels under the NSFs without the arrangements of new loan facilities to ICB, such parties nevertheless agree that they will treat the Closing as a simultaneous event.

    (b) In order to implement such a simultaneous Closing, each of ICB, FL and Tankers undertakes to the others of them before and immediately upon execution of this Agreement to take all necessary steps to demonstrate that all necessary documentation has been signed in an agreed form, that the funds necessary to make any necessary payments are available unconditionally (or conditionally only upon execution of this Agreement and transactions forming part of the Closing taking place) and that the consents of any third parties required to enable such transactions to occur have been obtained unconditionally and ICB, FL and Tankers shall not be obliged to commence the Closing until each of them have confirmed that they are satisfied as to the foregoing matters.

    (c) The steps required to close the transactions contemplated in Clause 1(a) shall be followed immediately by the steps required to implement the sale of all four of the Vessels on the terms of the NSFs. If, notwithstanding Clause 2(b), anything shall occur after the transfer of title of any of the Vessels which shall prevent all of the transactions contemplated by Clause 1 being fully implemented:

              FL and Tankers each shall be entitled to rescind the transactions contemplated in Clause 1(a) and each of them shall forthwith return, or procure the return of, any shares in ICB and/or cash which shall have been paid or transferred to the other or in accordance with its directions pursuant to this Agreement; and

              ICB and Tankers each shall (x) be entitled to rescind the sale of any of the Vessels under an NSF under which title to the Vessel has not then passed to Tankers or its designee and any documentation or other assets or cash which shall have been paid or transferred to the other (or one of its affiliates) shall be returned forthwith; and (y) as soon as practicable thereafter, take any necessary steps to retransfer back to ICB or such company as it may designate the Vessels in respect of which title has passed from an ICB Subsidiary against repayment of any purchase price paid to the relevant Tankers subsidiary, and pending such retransfer but in no event later than November 30, 1999, Tankers shall procure that the relevant Vessels are operated by and for the exclusive benefit of ICB.

    (d) If all that is required to occur at the Closing has not then occurred, then, at the request of any of FL, Tankers or ICB given in writing to the others of them at any time after the close of business in New York on September 27, 1999, FL, Tankers and ICB shall take all steps necessary to rescind and reverse all that has to that time occurred under this Agreement and the NSFs in accordance with Clause 2(c), without prejudice to the rights of any party to this Agreement or any NSF due to any breach by any other party of its obligations under this Agreement or any NSF or to the rights of any party to the Standstill Agreement signed August 6, 1999 by Hemen Holdings ("Hemen"), Obelia Finance Company ("Obelia"), Ola Lorentzon and Clarence Dybeck, as extended, or to the Letter of Intent dated August 6, 1999 between Hemen and Obelia, in either case due to any breach by any party thereto of its obligations thereunder.

    (e) In the event the Closing does not occur, Tankers will cause the Deposited Shares to be redelivered to the current holders of such shares in exchange for the Tankers Shares issued therefor, and the Shareholders Agreement between John Angelicoussis, the several persons whose details were set out on the appendix thereto and Obelia, dated 17th and 23rd February 1998 in respect of shares of ICB will be effective in respect of such ICB shares.

    (f) The parties (other than the Agent) agree that in the event one or more of the Vessels become a total or a constructive total loss prior to delivery under the relevant NSFs, the parties shall procure that the relevant Tankers subsidiary (ies) will pay for the Vessel(s) which become such as herein provided as if the same had not occurred, against an assignment of the hull and machinery insurance payable in respect of such event, free of claims by the relevant ICB selling company (ies)', mortgagee(s) and any other third party claims.

3. At and as part of the Closing FL shall execute and deliver to ICB an undertaking in the form attached hereto as Annex H.

4. (a) Each party to this Agreement (other than the Agent) represents and warrants to each other party to this Agreement that such party is duly organised and validly existing under the laws of its jurisdiction of incorporation, that its execution and delivery of this Agreement and the performance by it of its obligations hereunder has been duly authorised by all requisite corporate action, and that the performance of its obligations under this Agreement is enforceable by the respective parties hereto entitled to enforce the same in accordance with their respective terms.

     (b)      Tankers represents and warrants to FL that the ICB
Shares when sold and delivered as provided herein will be owned by FL free and clear of any pledge, lien, encumbrance or other restriction.

     (c) ICB represents and warrants to Tankers that each ICB Subsidiary which sells and delivers a Vessel to a Tankers' designee under an NSF has been duly organised and is validly existing under the laws of the jurisdiction of its incorporation, that the sale of a Vessel by each such Subsidiary in accordance with the NSF has been duly authorised by all requisite corporate action and that the execution and delivery and performance of its obligations under the NSF is enforceable by the respective Tankers Subsidiary to which the Vessel is sold in accordance with the terms thereof.

     (d) Tankers represents and warrants to ICB in relation to each Tankers' designee in the same terms as the previous sentence, mutatis mutandis and that its Board has approved the giving of indemnities in favor of ICB Board members and officers contemplated hereby without involving in the decision any person who is a member of ICB's Board.

     (e) The representations and warranties in this Agreement and in the NSFs shall survive the Closing.

5.  (a)   At and as part of the Closing, FL and ICB shall, and
Tankers shall cause Obelia to enter into a settlement agreement in the form of Schedule III in respect of the Share Acquisition Agreement relating to the sale and purchase of the share capital of Astro Tankers Limited dated 23 February 1998 (as amended) and FL shall indemnify and hold harmless ICB, Tankers and Obelia and their directors and officers from all costs, expenses (including legal fees) and liabilities resulting from any claims that such settlement agreement is improper, whatever the reason.

    (b) At and as part of the Closing, FL undertakes to the Agent (acting as agent and trustee for the Releasees described therein) that it will execute and deliver to the Releasees thereunder, and Tankers undertakes to the Agent (acting as agent and trustee for the Releasees described therein) that it will and will cause Obelia to, execute and deliver to the Releasees thereunder, the respective Releases attached hereto as Schedules II (a), (b) and (d), each fully executed as contemplated thereby, and Clarence Dybeck as attorney-in-fact as indicated therein undertakes to execute and deliver to the Releasees thereunder the Releases contemplated by Schedule (c) hereto, each fully executed
as contemplated thereby.   Each of FL, Tankers (for itself and
the present and prospective shareholders of Tankers) and Clarence Dybeck as such attorney-in-fact undertakes to the Agent (acting as agent and trustee for each person who is or has been a director of ICB or any of its subsdiaries in office at any time in respect of which a valid release has not previously been given at any annual general meeting of ICB or any such other company (each an "Unreleased Board Member")) that they will execute and deliver to each Unreleased Board Member a release in the case of FL and Tankers in the form of Schedule II(d) and, in the case of Clarence Dybeck, in the form of Schedule (c).

    (c) At and as part of the Closing, each party hereto shall deliver the opinion of its counsel to the effects required by the lenders to the Tankers' designees of the loans to be made at the Closing to finance in part the purchase of the Vessels by such designees at the Closing.

6.       At and as part of the Closing,

[6~ (a) ICB and Tankers shall execute, deliver and perform the agreement on the sale of shares in Stockholm Chartering AB in the form of ScheduleV to this Agreement,

    (b)  Tankers shall enter into the Stockholm Chartering
Shareholders' Agreement in the form of Schedule VI to this Agreement,

    (c) ICB and Tankers shall execute, deliver and perform the agreement on the sale of shares in ICB Scandivania AB and in Rederi AB Lovart in the form of Schedule VII to this Agreement, and

    (d)  FL shall, and Tankers shall procure that John
Angelicoussis shall execute and deliver, each to the other the Settlement Agreement in respect of High Tree Investment Company in the form of Schedule VIII to this Agreement, and

    (e) FL shall procure that High Tree Investment Company executes and delivers the Undertaking in the form of Schedule IX to this Agreement.

7. (a) FL undertakes to Ola Lorentzon, acting as agent and trustee of the ICB employees named on Schedule IV attached, that FL shall cause ICB from and after the Closing to retain such employees under the agreements attached to and as indicated in such Schedule and FL shall sign each of the same.

    (b) FL agrees with the other parties hereto to vote its ICB shares, including those acquired from Tankers as contemplated hereby, at a general meeting of shareholders of ICB to be held before October 31, 1999 in favour of ratifying the ICB Board's decision to enter into and perform its obligations under this Agreement, including the sale of the Vessels to Tankers or its designees as contemplated hereby, and confirms that it supports such decision.

8. (a) Each of FL and Tankers severally undertakes to Ola Lorentzon, acting as agent and trustee of all present and past officers and directors of ICB and any of its subsidiaries, that it agrees for itself and its affiliates (including, but not limited to, in the case of FL, Hemen and, in the case of Tankers, Obelia, and the shareholders of such entities) that from and after the date of this Agreement it will make no claim, and procure that no party it controls or which controls it or with which it is otherwise affiliated will make any claim, against any person who is or has ever been a director or officer of ICB or any of its subsidiaries, or an employee, agent or adviser of any such entity, in respect of his acts or omissions in such capacity (except for any claim for breach of this Agreement or agreements entered into as contemplated hereby).

    (b) FL and Tankers further agree, whether or not the Closing occurs, to compensate ICB for ICB's reasonable costs incurred in relation to this Agreement and the NSFs and to indemnify ICB and, as provided in Releases in the form of Schedule II(d), its directors and officers for any claims brought against any of them following the date of this Agreement in respect of their acts or omissions in respect of FL, Obelia, Tankers or any of their affiliates, such compensation and indemnification to be in the ratio of 75% from FL and 25% from Tankers (except that neither FL or Tankers shall be obligated to indemnify for claims brought by the other or the others' affiliates or for claims for breach of this Agreement or agreements entered into as contemplated hereby).

    (c) FL agrees with Ola Lorentzon, acting as agent and trustee of the ICB Board members and ICB's managing director and any other person who is an Unreleased Board Member, that, if the Closing occurs, FL shall vote FL's ICB shares at the next ICB AGM in favour of discharging the ICB Board members and ICB's managing director and any such Unreleased Board Member from all liabilities and claims in respect of the fiscal year 1999.

9. All notices and other communications under this Agreement shall be sufficiently given if in writing and delivered personally or, to the extent receipt by the addressee is confirmed, sent by documented overnight delivery service, telecopy or other electronic transmission service to the appropriate party at the address or number set forth below or as changed by any party by notice hereunder to the others specified below.

If to FL:

              Frontline Management AS
              P. O. Box 1327 Vika
              N-0112  OSLO
              Norway
              Attn.:  Tor Olav Troim
              Telecopy No.:  47-23-11-40-40
              Attn.:  Tor Olav Troim

with a copy to:

              Stefan Lindskog
              Wistrand Advokatbyra
              World Trade Center
              Klarabergsviadukten 70, uppg. D, plan 6
              Box 70 393
              S-107 24
              Stockholm, Sweden
              Telecopy No.:  468-507-30000

If to Tankers, to it:

              c/o Agelef Shipping Co (London) Ltd
              Manning House
              22 Carlisle Place
              London SW1P lJA, England
              Attn.:  The Chairman
              Telecopy No.:  44-207-828-0070
              Attn.:  The Chairman

with a copy to:

              Peter Hogstrom
              Lagerof and Leman
              Strandvagen 7a
              Box 5402
              S-114 84
              Stockholm, Sweden
              Telecopy No.:  468-667-6883

              and

              John F. Fritts
              Cadwalader, Wickersham & Taft
              100 Maiden Lane
              New York, NY 10038
              U.S.A.
              Telecopy No.:  212-412-7079

If to ICB:

              ICB Shipping AB
              P.O. Box 7007
              S-10386
              Stockholm, Sweden
              Attn.:  Ola Lorentzon
              Telecopy No.:  46-8-613-9909

with a copy to:

              Charles Walford
              Watson, Farley & Williams
              15 Appold Street
              London EC2A 2HB, United Kingdom
              Telecopy No.: 44-171-814-8141

If to Ola Lorentzon:

              c/o ICB Shipping AB
              P.O. Box 7007
              S-10386
              Stockholm, Sweden
              Attn.:  Ola Lorentzon
              Telecopy No.:  46-8-613-9909

10. (a)   This Agreement and its Schedules, the NSFs and the
documents delivered in accordance herewith and therewith contain the entire agreement and understanding of the parties in respect of the subject matter of this Agreement and such schedules, NSFs and documents. Neither ICB nor any of its subsidiaries is party to any other or collateral agreement, undertaking or warranty in any way, directly or indirectly, connected with such matters.

    (b) This Agreement and its schedules may be amended only by a writing signed by the parties hereto.

    (c) This Agreement and its schedules shall be governed by and construed in accordance with the laws of England without regard to England's laws in respect of conflicts of law.

    (d) Any dispute among FL, Tankers and ICB in respect of this Agreement and such schedules not resolved by agreement shall be resolved exclusively by confidential arbitration in London under the Rules of the London Court of International Arbitration as in effect on the date the arbitration commences, conducted in English in front of three arbitrators, one selected by each such party to this Agreement who is involved in such dispute, or, where only two of such parties are involved, the third arbitrator shall be selected by the two so selected. The arbitrators shall have no authority to amend this Agreement or any schedule directly or indirectly. Any decision by two or more of the arbitrators may be entered as a judgement in any court having jurisdiction. Each of the parties hereby submits to the non-exclusive jurisdiction of the Courts of England with respect to any action or proceeding in which judgement upon any arbitral award is sought to be enforced.

    (e) The parties each acknowledge that none of them would have an adequate remedy at law for money damages if this Agreement or the NSFs were not performed in accordance with their terms and therefor agree, the exclusivity element of the above arbitration provision to the contrary notwithstanding, that each party to this Agreement and the NSFs shall be entitled to specific performance of this Agreement and the NSFs by temporary restraining order, or preliminary or permanent affirmation or negative injunction, or the functional equivalent to any thereof, in any court having jurisdiction prior to or after the commencement of any such arbitration proceeding and in addition to any remedy to which any party is entitled in any arbitration proceeding