Form 20-F
period 2000-12-31
FRONTLINE LTD /
filed 2001-06-13
CIK 913290

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

for the fiscal year ended December 31, 2000

                               OR
[ ]     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number       0-22704

                          Frontline Ltd
---------------------------------------------------------------
     (Exact name of Registrant as specified in its charter)

                         Frontline Ltd.
---------------------------------------------------------------

         (Translation of Registrant's name into English)

                             Bermuda
---------------------------------------------------------------
         (Jurisdiction of incorporation or organisation)

    Mercury House, 101 Front Street, Hamilton, HM 12, Bermuda
---------------------------------------------------------------
            (Address of principal executive offices)

Securities registered or to be registered pursuant to section
12(b) of the Act.

    Title of each class          Name of each exchange
                                 on which registered
    None
    ----------------             -------------------------

Securities registered or to be registered pursuant to section
12(g) of the Act.

          American Depositary Shares each representing
               one Ordinary Share, $2.50 Par Value
-----------------------------------------------------------
                        (Title of class)

Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act.

                Ordinary Shares, $2.50 Par Value
------------------------------------------------------------
                        (Title of class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

78,068,811 Ordinary Shares, $2.50 Par Value of which 3,062,784
Ordinary Shares are held in the form of 3,062,784 American
Depositary Shares
--------------------------------------------------------------

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

              Item 17            Item 18   X

                  INDEX TO REPORT OF FORM 20-F

PART I                                                       PAGE

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND
         ADVISORS..........................................6

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE...........6

ITEM 3.  KEY INFORMATION...................................6

ITEM 4.  INFORMATION ON THE COMPANY.......................16

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.....40

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.......52

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY
         TRANSACTIONS.....................................56

ITEM 8.  FINANCIAL INFORMATION............................58

ITEM 9.  THE OFFER AND LISTING............................59

ITEM 10. ADDITIONAL INFORMATION...........................61

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT
         MARKET RISK......................................64

ITEM 12. DESCRIPTION OF SECURITIES........................65

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES..66

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
         HOLDERS AND USE OF PROCEEDS......................66

ITEM 15. RESERVED...........................................

ITEM 16. RESERVED...........................................

PART III

ITEM 17. FINANCIAL STATEMENTS.............................68

ITEM 18. FINANCIAL STATEMENTS.............................68

ITEM 19. EXHIBITS.........................................69

    CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this document may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Frontline Ltd desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the company's operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by Frontline Ltd with the Securities and Exchange Commission.

                             PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3.  KEY INFORMATION

A. SELECTED FINANCIAL DATA

The selected income statement data of the Company with respect to the fiscal years ended December 31, 2000, 1999 and 1998 and the selected balance sheet data of the Company with respect to the fiscal years ended December 31, 2000 and 1999 have been derived from the Company's Consolidated Financial Statements included herein and should be read in conjunction with such statements and the notes thereto. The selected income statement data with respect to the fiscal years ended December 31, 1997 and 1996 and the selected balance sheet data with respect to the fiscal years ended December 31, 1998, 1997 and 1996 has been derived from consolidated financial statements of the Company not included herein. The selected financial data with respect to the fiscal years ended December 31, 1998 and 1997 has been restated to reflect the treatment of ICB Aktiebolag (publ) ("ICB") as an investment accounted for in accordance with the equity method. (See Item 4. A "Information on the Company -- History and Development of the Company"). The following table should also be read in conjunction with Item 5. "Operating and Financial Review and Prospects" and the Company's Consolidated Financial Statements and Notes thereto included herein.

                                 Fiscal Year Ended December 31,
                   ----------------------------------------------------------
                           2000         1999         1998          1997          1996
                                                  (restated)    (restated)
        (in thousands, except Ordinary Shares, per Ordinary Shares data and ratios)

Income Statement Data:
Net operating revenues    $599,944     $253,214     $203,860     $197,197      $110,471
Net operating (loss)
 income after
 depreciation             $376,092     $(12,210)     $72,455      $55,476        $5,127
Net (loss) income         $313,867     $(86,896)     $31,853      $22,794       (13,981)







Earnings (loss) per
 Ordinary Share
 - basic                     $4.28       $(1.76)       $0.69        $0.63         (0.92)
 - diluted                   $4.27       $(1.76)       $0.69        $0.63        $(0.92)
Cash dividends per
 Ordinary Share                $--          $--          $--          $--            $-

Balance Sheet Data
 (at end of year):
Cash and cash
 equivalents              $103,514      $65,467      $74,034      $86,870       $58,003
Newbuildings and vessel
 purchase options          $36,326      $32,777      $75,681      $48,474           $--
Vessels and equipment,
 net                    $2,254,921   $1,523,112   $1,078,956     $970,590      $831,981
Vessels under capital
 lease, net               $108,387           $-           $-           $-            $-
Total assets            $2,780,988   $1,726,793   $1,505,414   $1,369,849      $921,113
Long-term debt
 (including current
 portion)               $1,544,139   $1,079,694     $883,021     $773,150      $561,942
Obligations under
 capital lease
 (including
 current portion)         $109,763           $-           $-           $-            $-
Stockholders' equity    $1,029,490     $557,300     $583,574     $556,010      $327,700
Ordinary Shares
 outstanding           $78,068,811  $60,961,860  $46,106,860  $46,105,860   $32,161,955

Other Financial Data
EBITDA (1)                $481,789      $82,292     $137,099     $116,795       $42,350
Cash Earnings (2)         $392,184       $5,662      $82,843      $74,278       $19,681
Return on capital
 employed
 (percentage) (3)            17.7%         0.1%         6.5%         6.2%          1.7%
Equity to assets
 ratio
 (percentage) (4)            37.0%        32.3%        38.8%        40.6%         35.6%
Debt to equity ratio (5)       1.6          1.9          1.5          1.4           1.7
Price earnings ratio (6)       3.3         neg.          2.8         19.8          neg.

Footnotes

(1) EBITDA represents net income (loss) before interest expense, income taxes, depreciation and amortisation expenses. EBITDA is not required by US generally accepted accounting principles and should not be considered as an alternative to net income or any other indicator of the Company's performance required by US generally accepted accounting principles.







(2) Cash earnings represents net income (loss) before foreign exchange gains (losses) and depreciation and amortisation expense. Cash earnings is not required by US generally accepted accounting principles and should not be considered as an alternative to net income or any other indicator of the Company's performance required by US generally accepted accounting principles.
(3) Return on capital employed is calculated as net income (loss) before interest expense and foreign exchange gains (losses), as a percentage of average capital employed.
(4) Equity to assets ratio is calculated as total stockholders' equity divided by total assets.
(5) Debt to equity ratio is calculated as total interest bearing current and long-term liabilities, including obligations under capital leases, divided by stockholders' equity.
(6) Price earnings ratio is calculated using the closing year end share price divided by basic Earnings per Share.

B. CAPITALIZATION AND INDEBTEDNESS

Not Applicable

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable

D. RISK FACTORS

The Company is engaged primarily in transporting crude oil and oil products. The following summarises certain risks that may materially affect our business, financial condition or results of operations. Please note, in this section, "we", "us" and "our" all refer to the Company and its subsidiaries.

THE CYCLICAL NATURE OF THE TANKER INDUSTRY MAY LEAD TO VOLATILE
CHANGES IN CHARTER RATES AND VESSEL VALUES WHICH MAY ADVERSELY
AFFECT OUR EARNINGS

Historically, the tanker industry has been highly cyclical, with volatility in profitability and asset values resulting from changes in the supply of and demand for tanker capacity. If the tanker market is depressed in the future our earnings and available cash flow may decrease. Our ability to recharter our vessels on the expiration or termination of their current spot and time charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker market. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products.

The factors affecting the supply and demand for oil tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The factors that influence demand for tanker capacity include:

--  demand for oil and oil products;
--  global and regional economic conditions;
-- the distance oil and oil products are to be moved by sea; and -- changes in seaborne and other transportation patterns.

The factors that influence the supply of tanker capacity include:

--  the number of newbuilding deliveries;
--  the scrapping rate of older vessels;
-- the number of vessels that are out of service; and -- national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage.

WE ARE HIGHLY DEPENDENT ON SPOT OIL VOYAGE CHARTERS.  ANY
DECREASE IN SPOT CHARTER RATES IN THE FUTURE MAY ADVERSELY AFFECT
OUR EARNINGS

The majority of our vessels currently operate on a spot charter basis or under contracts of affreightment. Although spot chartering is common in the tanker industry, the spot charter market is highly competitive and spot charter rates may fluctuate significantly based upon tanker and oil supply and demand. The successful operation of our vessels in the spot charter market depends upon, among other things, obtaining profitable spot charters and minimising, to the extent possible, time waiting for charters and time spent travelling unladen to pick up cargo. We cannot assure you that future spot charters will be available at rates sufficient to enable our vessels trading in the spot market to operate profitably. In addition, bunkering, or fuel, charges that account for a substantial portion of the operating costs, and generally reflect prevailing oil prices, are subject to sharp fluctuations.

OUR REVENUES EXPERIENCE SEASONAL VARIATIONS THAT MAY AFFECT OUR
INCOME

We operate our tankers in markets that have historically exhibited seasonal variations in demand and, therefore, charter rates. Tanker markets are typically stronger in the winter months in the northern hemisphere due to increased oil consumption. In addition, unpredictable weather patterns in the winter months tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities and demand for vessels. The change in demand for vessels may affect the charter rates that we receive.

BECAUSE THE MARKET VALUE OF OUR VESSELS MAY FLUCTUATE
SIGNIFICANTLY, WE MAY INCUR LOSSES WHEN WE SELL VESSELS WHICH MAY
ADVERSELY AFFECT OUR EARNINGS

The fair market value of tankers may increase and decrease depending on the following factors:

-- general economic and market conditions affecting the tanker industry;
--  competition from other shipping companies;
--  types and sizes of vessels;
--  other modes of transportation;
--  cost of newbuildings;
--  governmental or other regulations;
-- prevailing level of charter rates; and -- technological advances.

If we sell a tanker at a time when tanker prices have fallen, the sale may be at less than the vessel's carrying amount on our financial statements, with the result that we could incur a loss and a reduction in earnings. Recent market conditions in the tanker industry have favourably affected the market values of our vessels. It is possible that the market value of the Company's vessels will decline in the future.

IF WE VIOLATE ENVIRONMENTAL LAWS OR REGULATIONS, THE RESULTING
LIABILITY MAY ADVERSELY AFFECT OUR EARNINGS AND FINANCIAL
CONDITION

Our operations are subject to extensive regulation designed to promote tanker safety, prevent oil spills and generally protect the environment. Local, national and foreign laws, as well as international treaties and conventions, can subject us to material liabilities in the event that there is a release of petroleum or other hazardous substances from our vessels.

For example, the United States Oil Pollution Act of 1990, or OPA, provides that owners, operators and bareboat charterers are strictly liable for the discharge of oil in U.S. waters, including the 200 nautical mile zone off the U.S. coasts. OPA provides for unlimited liability in some circumstances, such as a vessel operator's gross negligence or willful misconduct. However, in most cases OPA limits liability to the greater of $1,200 per gross ton or $10 million per vessel. OPA also permits states to set their own penalty limits. Most states bordering navigable waterways impose unlimited liability for discharges of oil in their waters. The International Maritime Organization, or IMO, has adopted a similar liability scheme that imposes strict liability for oil spills, subject to limits that do not apply if the release is caused by the vessel owner's intentional or reckless conduct.

U.S. law, the law in many of the nations in which we operate, and international treaties and conventions that impact our operations also establish strict rules governing vessel safety and structure, training, inspections, financial assurance, for potential cleanup liability and other matters. These requirements can limit our ability to operate, and substantially increase our operating costs. The U.S. has established strict deadlines for phasing-out single-hull oil tankers, and both the IMO and the European Union have adopted similar phase-out periods.

Under OPA, with certain limited exceptions, all newly built or converted tankers operating in United States waters must be built with double hulls conforming to particular specifications. Tankers that do not have double hulls are subject to structural and operational measures to reduce oil spills and will be precluded from operating in United States waters between 1995 and 2015 according to size, age, hull configuration and place of discharge unless retrofitted with double hulls. In addition, OPA specifies annual inspections, vessel manning, equipment and other construction requirements that are in various stages of development, applicable to new and to existing vessels.

The IMO recently announced a proposed revised timetable for the phasing out of single-hull oil tankers by 2015. The proposal identifies three categories of tankers based on cargo carrying capacity and the presence or absence of protectively located segregated ballast tanks. Under the new IMO proposal, single-hull oil tankers with carrying capacities of 20,000 deadweight tons, or dwt, and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do not comply with IMO requirements for protectively located segregated ballast tanks will be phased out no later than 2007. Single-hull oil tankers with similar carrying capacities which do comply with IMO requirements for protectively located segregated ballast tanks are to be phased out by 2015, depending on the date of delivery of the vessel. All other single-hull oil tankers with carrying capacities of 5,000 dwt and above, and not falling into one of the above categories, will also be phased out by 2015, depending on the date of delivery of the vessel.

These requirements can affect the resale value or useful lives of our vessels. In addition, violations of applicable requirements or a catastrophic release from one of our vessels could have a material adverse impact on our financial condition and results of operations.

OUR EARNINGS COULD SUFFER IF WE DO NOT SUCCESSFULLY EMPLOY OUR
DRY BULK VESSELS WHEN THEIR BAREBOAT CHARTERS AND TIME CHARTERS
TERMINATE

Most of the vessels (nine of the ten vessels) in the dry bulk fleet that we acquired through our purchase of Golden Ocean Group Limited in 2000 operate under long term charters. Although these long term charters provide steady streams of revenue, the vessels that are subject to these charters may not be available for spot voyages during an upswing in the dry bulk market cycle, when spot voyages might be more profitable. Additionally, if we cannot recharter those vessels on long term charters or employ them in the spot market profitably when their current charters expire, this could have a material adverse impact on our financial condition and results of operations.

THE MARKET FOR TRANSPORTATION OF CRUDE OIL IS HIGHLY COMPETITIVE
AND WE MAY NOT BE ABLE EFFECTIVELY TO COMPETE

The operation of tanker vessels and transportation of crude and petroleum products and the other businesses in which we operate are extremely competitive. Through our operating subsidiaries we compete with other oil tanker and dry bulk carrier owners (including major oil companies as well as independent companies), and, to a lesser extent, owners of other size vessels. Our market share currently is insufficient to enforce any degree of pricing discipline in the markets in which we compete. It is possible that our competitive position will erode in the future.

WE DO NOT EARN REVENUES WHEN WE HAVE TANKERS CONSTRUCTED FOR US,
EVEN THOUGH WE MUST MAKE PROGRESS PAYMENTS

We currently have on order two Suezmax tankers for delivery in the second half of 2001 and six VLCCs, of which one is for delivery in late 2001, four for delivery in 2002 and the final one for delivery in 2003. We are required to make progress payments during the construction of the vessel, but we will not derive any revenue from the vessels until after its delivery. If the shipyards are unable to complete the contract or if we are unable to obtain the financing required to pay for the delivery of the vessels, we may forfeit all or a portion of the instalments that have been paid. See Item 4. "Information on the Company".

OUR DEBT SERVICE OBLIGATIONS COULD AFFECT OUR ABILITY TO INCUR
ADDITIONAL INDEBTEDNESS OR ENGAGE IN CERTAIN TRANSACTIONS

Our existing financing agreements impose operation and financing restrictions on us which may significantly limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into time or consecutive voyage charters or pay dividends without the consent of our lenders. In addition, our lenders may accelerate the maturity of indebtedness under our financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including our failure to comply with any of the covenants contained in our financing agreements.

FLUCTUATIONS IN THE YEN COULD AFFECT OUR EARNINGS

The fleet of our subsidiary, Golden Ocean Group Limited, which we acquired in 2000, has some charters and financing arrangements that require payments of principal and interest or charter hire in Yen. While many of the charters for the dry bulk vessels that we acquired through Golden Ocean require the charterers to pay in Yen so as to cover related Yen denominated debt service, the charterers may also pay a significant part of the charter hire in Dollars. As we have not hedged our Yen exposure against the Dollar, a rise in the Yen could have a material adverse impact on our financial condition and results of operations.

WE MAY BE UNABLE TO ATTRACT AND RETAIN KEY MANAGEMENT PERSONNEL
IN THE TANKER INDUSTRY, WHICH MAY NEGATIVELY IMPACT THE
EFFECTIVENESS OF OUR MANAGEMENT AND OUR RESULTS OF OPERATION

Our success depends to a significant extent upon the abilities and efforts of our senior executives, and particularly John Fredriksen, our Chairman and Chief Executive Officer, and Tor Olav Troim, our Vice-President, for the management of our activities and strategic guidance. While we believe that we have an experienced management team, the loss or unavailability of one or more of our senior executives, and particularly Mr. Fredriksen or Mr. Troim, for any extended period of time could have an adverse effect on our business and results of operations.

OUR VESSELS MAY SUFFER DAMAGE AND WE MAY FACE UNEXPECTED
DRYDOCKING COSTS WHICH COULD AFFECT OUR CASH FLOW AND OUR ABILITY
TO SERVICE OUR DEBT

If our vessels suffer damage, they may need to be repaired at a drydock or other type of ship repair facility. The costs of drydock and/or repairs are unpredictable and can be substantial. We may have to pay drydocking and repair costs that our insurance does not cover. This would decrease earnings. Repairs may involve long periods of inactivity which may have a negative effect on earnings and our ability to service our debt.

RISKS INVOLVED WITH OPERATING OCEAN GOING VESSELS COULD AFFECT
OUR BUSINESS AND REPUTATION, WHICH WOULD ADVERSELY AFFECT OUR
REVENUES

The operation of an ocean-going vessel carries inherent risks.
These risks include the possibility of:

--  marine disaster;
--  piracy;
--  environmental accidents;
-- cargo and property losses or damage; and -- business interruptions caused by mechanical failure, human error, war, terrorism, piracy, political action in various countries, labour strikes, or adverse weather conditions.

Any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an oil spill or other environmental disaster may harm our reputation as a safe and reliable tanker operator.

WE MAY NOT HAVE ADEQUATE INSURANCE TO COMPENSATE US IF OUR
VESSELS ARE DAMAGED OR LOST

We procure insurance for our fleet against those risks that we believe the shipping industry commonly insures against. These insurances include hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance coverage, and war risk insurance. We can give no assurance that we are adequately insured against all risks. We may not be able to obtain adequate insurance coverage at reasonable rates for our fleet in the future. Additionally, our insurers may not pay particular claims. Our insurance policies contain deductibles for which we will be responsible, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs or lower our revenue.

MARITIME CLAIMANTS COULD ARREST OUR TANKERS, WHICH COULD
INTERRUPT OUR CASH FLOW

Crew members, suppliers of goods and services to a tanker, shippers of cargo and other parties may be entitled to a maritime lien against that tanker for unsatisfied debts, claims or damages. In many jurisdictions a maritime lienholder may enforce its lien by arresting a tanker through foreclosure proceedings. The arrest or attachment of one or more of our tankers could interrupt our cash flow and require us to pay a lot of money to have the arrest lifted.

In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert "sister ship" liability against one vessel in our fleet for claims relating to another of our ships.

GOVERNMENTS COULD REQUISITION OUR VESSELS DURING A PERIOD OF WAR
OR EMERGENCY, RESULTING IN LOSS OF EARNINGS

A government could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes her owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels would negatively impact our revenues.

OUR OPERATIONS OUTSIDE THE UNITED STATES EXPOSE US TO GLOBAL
RISKS THAT MAY INTERFERE WITH THE OPERATION OF OUR VESSELS

We are an international company and primarily conduct our operations outside of the United States. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered affect us. Hostilities or other political instability in regions where our vessels trade could affect our trade patterns and adversely affect our operations and performance.

BECAUSE WE ARE A FOREIGN CORPORATION, YOU MAY NOT HAVE THE SAME
RIGHTS THAT A SHAREHOLDER IN A U.S. CORPORATION MAY HAVE

We are a Bermuda corporation. Our articles of incorporation and bye-laws and the Bermuda Companies Act 1981, as amended, govern our affairs. Investors may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction. In addition, our executive officers, administrative activities, and assets are located outside the United States. As a result, it may be more difficult for investors to effect service of process within the United States upon us, or to enforce both in the United States and outside the United States judgments against us in any action, including actions predicated upon the civil liability provisions of the federal securities laws of the United States.

WE MAY HAVE TO PAY TAX ON UNITED STATES SOURCE INCOME, WHICH
WOULD REDUCE OUR EARNINGS

Under the United States Internal Revenue Code of 1986, or the Code, a portion of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, may be subject to a 4% United States federal income tax on 50% of the gross shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the U.S., unless that corporation is entitled to a special tax exemption under the Code which applies to the international shipping income derived by some non-United States corporations. We believe that we and each of our subsidiaries qualify for this statutory tax exemption for the year ended December 31, 2000.

However, due to the absence of final Treasury regulations or other definitive authority concerning some aspects of this tax exemption under the relevant provisions of the Code and to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

If we or our subsidiaries are not entitled to this statutory tax exemption for any taxable year, we or our subsidiaries could be subject for those years to an effective 4% United States federal income tax on the portion of the income we or our subsidiaries derive during the year from United States sources. The imposition of this taxation would have an adverse effect on our profitability.

ITEM 4.  INFORMATION ON THE COMPANY

A.  HISTORY AND DEVELOPMENT OF THE COMPANY

THE COMPANY

Frontline Ltd. is a Bermuda based shipping company engaged primarily in the ownership and operation of oil tankers. The Company was incorporated in Bermuda on June 12, 1992 (Company No. EC-17460). Its registered and principal executive offices are located at Mercury House, 101 Front Street, Hamilton, HM 12, Bermuda, and its telephone number is +1 (441) 295-6935.

The Company is engaged primarily in the ownership and operation of oil tankers, including oil/bulk/ore ("OBO") carriers. The Company operates tankers of two sizes: very large crude carriers ("VLCCs") which are between 200,000 and 320,000 deadweight tons ("dwt"), and Suezmaxes, which are vessels between 120,000 and 170,000 dwt. In addition, through a corporate acquisition completed in October 2000, the Company has acquired a fleet of dry bulk carriers that includes Capesize, Panamax and Handymax size bulkers. The Company operates through subsidiaries and partnerships located in Bermuda, Liberia, Norway, Panama, Singapore and Sweden. The Company is also involved in the charter, purchase and sale of vessels. Since 1996, Frontline has emerged as a leading tanker company within the VLCC and Suezmax size sectors of the market.

The Company has its origin in Frontline AB, which was founded in 1985, and which was listed on the Stockholm Stock Exchange from

1989 to 1997. In May 1997, a decision was made to redomicile Frontline AB from Sweden to Bermuda and to list its shares on the Oslo Stock Exchange. The change of domicile was executed through a share for share exchange offer from the then newly formed Frontline Ltd. ("Old Frontline") in Bermuda. Frontline Ltd. was incorporated under the laws of Bermuda on April 29, 1997 for the purpose of succeeding to the business of Frontline AB and, commencing in June 1997, the shares in Frontline AB were exchanged for shares in Frontline. The ordinary shares of Frontline were thereafter listed on the Oslo Stock Exchange and delisted from the Stockholm Stock Exchange.

In September 1997 Frontline initiated an amalgamation with London & Overseas Freighters Limited ("LOF"), also a Bermuda company. This process was completed in May 1998. In the business combination (discussed in detail below), which left LOF as the surviving company, Frontline's shareholders exchanged Frontline shares for LOF shares and LOF was subsequently renamed Frontline Ltd. As a result of this transaction, Frontline became listed on the London Stock Exchange and on the NASDAQ National Market in addition to its listing on the Oslo Stock Exchange.

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

ACQUISITION OF ICB

On September 1, 1997, Frontline announced its intention to submit an offer to acquire all of the shares of ICB . The final form of the offer was an offer to acquire all of the shares of ICB (the "ICB Shares") in exchange for SEK 130 in cash for each of the A-shares and SEK 115 in cash for each of the B-shares. The total acquisition price was estimated to be $423 million, financed primarily by a US $300 million loan facility ("ICB facility") with a syndicate of international lenders. Through the tender offer, by October 1997 Frontline acquired 51.7 per cent of the outstanding shares of ICB at a purchase price of approximately $215 million. However, the shares purchased, 14,428,078 Class B shares and 148,663 Class A shares, provided Frontline with only
31.4 per cent of the ICB voting rights. On January 8, 1998, Frontline withdrew its bid for the remaining outstanding shares of ICB. During 1998, Frontline made further purchases of ICB Shares in the market and at December 31, 1998 had 34.2 per cent of the voting power.

On September 23, 1999, pursuant to an agreement (the "ICB Agreement"), Frontline acquired ICB Shares previously owned by the so-called "A group" consortium including those controlled by board members of ICB and ICB shares controlled by the Angelicoussis family. In connection with the ICB Agreement, four of the VLCCs owned by ICB were sold to companies controlled by the Angelicoussis family. As a result of the acquisitions, Frontline increased its shareholding in ICB to approximately 90 per cent of the capital and 93 per cent of the voting rights. In October 1999, a new Board of Directors, nominated by Frontline, was appointed in ICB. In December 1999, Frontline commenced a compulsory acquisition for the remaining shares in ICB and ICB was delisted from the Stockholm Stock Exchange. The operations of ICB have been incorporated into those of the Company and the eight vessels acquired as a result of the transaction have been transferred to the Company's management structure.

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

Through the acquisition of ICB, Frontline, through an indirect subsidiary, has taken over responsibility for the management of Knightsbridge Tankers Limited (Knightsbridge"), a company whose shares are listed on the Nasdaq National Market under the symbol "VLCCF". Knightsbridge owns five VLCCs (built 1995-96) which are chartered to Shell International Petroleum Company Limited. Knightsbridge reports to the US Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934. The Company has an ownership interest of less than half of one per cent in Knightsbridge as of May 31, 2001.

ACQUISITION OF GOLDEN OCEAN GROUP LIMITED

On October 10, 2000, Frontline acquired Golden Ocean Group Limited ("Golden Ocean"), a shipping group which holds interests in 14 VLCCs and 10 bulk carriers. On the same date, Golden Ocean emerged from bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code. Most of the delivered tonnage of Golden Ocean is presently employed on medium to long term charters.

On January 14, 2000, Golden Ocean and its fellow subsidiaries, Golden Ocean Tankers Limited and Channel Rose Holdings Inc. (together the "Debtors") filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code with the Clerk of the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"), and through this protection received an exclusive period of up to 120 days to file a Plan of Reorganisation. In February, March and April 2000, Frontline acquired a significant portion of US$ 291 million Senior Notes due in August 2001 of Golden Ocean. As one of Golden Ocean's largest creditors, Frontline announced that it would seek to be actively involved in the reorganisation process. On June 6, 2000, the Bankruptcy Court terminated Golden Ocean's exclusive period to file a plan of reorganisation, thereby permitting any party in interest to propose a plan.

On July 7, 2000, Frontline filed a proposed plan of reorganisation (the "Plan of Reorganisation") and disclosure statement (the "Disclosure Statement") with the Bankruptcy Court which set forth the manner in which claims against and equity interests in the Debtors would be treated. Two other competing plans were filed within the time limit defined by the Bankruptcy Court. On August 4, 2000 the Bankruptcy Court approved on Frontline's Disclosure Statement and on August 14, 2000 approved the appointment of Frontline as manager of Golden Ocean's operations with immediate effect. The Plan of Reorganisation was approved by an overwhelming majority of holders of claims entitled to vote and was confirmed at a hearing on September 15, 2000.

On October 10, 2000 the Plan of Reorganisation became effective and Frontline acquired the entire share capital of Golden Ocean. The total acquisition price paid, including amounts paid to settle allowed claims, was approximately $63.0 million, including 1,245,998 Frontline ordinary shares issued at a price of $15.65 per share. The acquisition of Golden Ocean has been accounted for using the purchase method.

ACQUISITION OF MOSVOLD SHIPPING LIMITED

On April 23, 2001, Frontline announced an offer for all of the shares of Mosvold Shipping Limited ("Mosvold"), a Bermuda company whose shares are listed on the Oslo Stock Exchange. Through a combination of shares acquired and acceptances of the offer, as at May 31 2001, Frontline controlled 97 per cent of the shares of Mosvold. Mosvold owns two mid-70s built VLCCs and three newbuilding contracts for VLCCs to be delivered, one in each of 2001, 2002 and 2003.

B. BUSINESS OVERVIEW

The Company is a world leader in the international seaborne transportation of crude oil. The Company's tanker fleet, which is one of the largest and most modern in the world, consists of 26 owned, part-owned or controlled VLCCs and 28 owned, part-owned or controlled Suezmax tankers, of which 8 are Suezmax OBOs. The Company also has eight newbuilding contracts (including those held by Mosvold) and has purchase options or obligations to acquire a further three VLCCs and two Suezmax tankers. The Company also charters in three modern VLCCs and two modern Suezmax tankers.

In 2000, the Company took delivery of three Suezmax and one VLCC newbuildings and two secondhand Suezmax tankers. In addition, the Company acquired three second-hand VLCCs and acquired a forty per cent interest in a second-hand VLCC. Through the acquisition of Golden Ocean, which was completed in October 2000, the Company acquired its current dry bulk fleet, seven wholly or partially owned VLCCs and five options or obligations to acquire VLCCs. Two of the VLCCs covered by the options have since been delivered to the Company.

In 2001 to date, the Company has sold two 1993-built VLCCs and a 2000 built Suezmax tanker, all of which had been acquired in 2000, and bought a 50.1 per cent interest in two 1993-built VLCCs. In addition, through its acquisition of Mosvold, it has acquired two mid-70s built VLCCs and three newbuilding contracts for VLCCs to be delivered, one in each of 2001, 2002 and 2003.

The fleet operated by the Company has a total tonnage of approximately 14.3 million dwt, and its tanker vessels have an average age of 5.9 years compared with an estimated industry average of over 12.5 years. The Company believes that its vessels comply with the most stringent of generally applicable environmental regulations for tankers. Its dry bulk fleet has an average age of 3.2 years.

Frontline owns various ship owning and operating subsidiaries. The operations of Frontline take place substantially outside of the United States. Frontline's subsidiaries, therefore, own and operate vessels which may be affected by changes in foreign governments and other economic and political conditions. Frontline is engaged primarily in transporting crude oil products and, in addition, raw materials like coal and iron ore. Frontline's VLCCs are specifically designed for the transportation of crude oil and, due to their size, are normally used only to transport crude oil from the Middle East Gulf to the Far East, Northern Europe, the Caribbean and the Louisiana Offshore Oil Port ("LOOP"). The Suezmax tankers are similarly designed for worldwide trading, but the trade for these vessels is mainly in the Atlantic Basin. Historically, the tanker industry has been highly cyclical, with attendant volatility in profitability and asset values resulting from changes in the supply of and demand for tanker capacity. Frontline's OBO carriers are specifically designed to carry oil or dry cargo and may be used to transport either oil or dry cargo on any voyage. When freight rates in both markets are equivalent OBO carriers are operated most profitably in combination trade transporting oil on one leg of the voyage and dry cargo on the other leg of a voyage. The supply of tanker and OBO capacity is influenced by the number of new vessels built, the number of older vessels scrapped, converted, laid up and lost, the efficiency of the world tanker or OBO fleet and government and industry regulation of maritime transportation practices. The demand for tanker and OBO capacity is influenced by global and regional economic conditions, increases and decreases in industrial production and demand for crude oil and petroleum products, the proportion of world oil output supplied by Middle eastern and other producers, political changes and armed conflicts (including wars in the Middle East) and changes in seaborne and other transportation patterns. The demand for OBO capacity is, in addition, influenced by increases and decreases in the production and demand for raw materials such as iron ore and coal. In particular, demand for Frontline's tankers and its services in transporting crude oil and petroleum products and dry cargoes has been dependent upon world and regional markets. Any decrease in shipments of crude oil or raw materials in world markets could have a material adverse effect on Frontline's earnings. Historically, these markets have been volatile as a result of, among other things, general economic conditions, prices, environmental concerns, weather and competition from alternative energy sources. Because many factors influencing the supply of and demand for tankers and OBO carriers are unpredictable, the nature, timing and degree of changes in industry conditions are also unpredictable.

The Company is committed to providing quality transportation services to all of its customers and to developing and maintaining long term relationships with the major charterers of tankers. Increasing global environmental concerns have created a demand in the petroleum products/crude oil seaborne transportation industry for vessels that are able to conform to the stringent environmental standards currently being imposed throughout the world. The Company's fleet of modern single hull VLCCs may discharge crude oil at LOOP until the year 2015, and its modern single hull Suezmax tankers may call at US ports until the year 2010 under the phase-in schedule for double hull tankers presently prescribed under the Oil Pollution Act of 1990
("OPA 90"). See "Regulation".

The shipping industry is highly cyclical, experiencing volatility in profitability, vessel values and charter rates. In particular, freight and charterhire rates are strongly influenced by the supply of vessels and the demand for oil transportation. Freight rates weakened in the second half of 1998 and further deteriorated in 1999 as a result of OPEC oil production cuts to support oil prices, relatively high world oil inventories, weakness in oil demand due to the continued Southeast Asian economic crisis as well as the onset of a recession in Latin America and the relatively large tanker newbuilding delivery schedule. Towards the end of 1999, Suezmax rates started to improve followed by improving VLCC rates at the end of the first quarter of 2000. According to preliminary data from industry sources, which the Company has not verified, global oil demand is estimated to have increased by 1% between 1999 and 2000 as a consequence of demand increases in most geographical regions. After production quota cuts in 1999, OPEC responded to market demand by increasing output in 2000. Due to the weak market in 1999 and early 2000 a substantial number of tankers were scrapped which together with higher oil production created a balance between demand and supply in the tanker market. VLCC rates as a consequence started to improve from the end of the first quarter of 2000 and continued to strengthen through the year. More stringent practices among charterers in selection of tonnage following the sinking of the 23 year old tanker, "Erika", and resulting oil spill off Brittany in December 1999, also contributed to the reduction of tonnage supply as older vessels were excluded from certain trades. Twenty six VLCCs were sold for demolition in the year 2000, while forty one newbuildings were delivered. Fifty six newbuilding contracts were signed during the year, resulting in the orderbook standing at eighty seven vessels. A total of 17 Suezmaxes were removed through scrapping from the trading fleet in 2000 and 22 Suezmaxes were delivered from shipyards in the period.

Demolition activity slowed down in the second half of 2000 as a result of the strong market. New rules for tankers have been imposed by the IMO at its meeting in April 2001. These rules, if ratified by IMO member states, will cause the removal from trading in the years 2003-2006 of practically all large crude oil tankers built prior to 1980.

In 2000, VLCC earnings averaged almost $50,000 per day for modern vessels on West bound voyages from the Arabian Gulf. The trend increased throughout the year with forth quarter earnings averaging more than $70,000 per day. This is a sharp improvement compared to the corresponding figures for 1999 when modern VLCCs earned $21,300 per day on average for the year and $16,000 per day in the fourth quarter. A similar trend was seen in Suezmax rates. See Item 5. "Operating and Financial Review and Prospects".

In early 2001, OPEC reduced production quotas to accommodate a seasonal reduction in oil demand with the aim to keep OPEC crude oil prices within the range of US$22-28 per barrel. As a result, tanker rates have declined in 2001 compared to the record rates seen in the fourth quarter of 2000. Rates in the first and second quarters of 2001 were, in spite of this decline, still attractive for tanker owners.

All of the Company's dry bulk vessels are fixed on medium to long-term bareboat or time charters.

The Company's plan is to create one of the world's largest publicly traded shipping companies, with a modern, high quality
VLCC and Suezmax fleet. The Company's business strategy is primarily based upon the following principles:

-- emphasising operational safety and quality maintenance for all of its vessels;
-- complying with all current and proposed environmental regulations;
--  outsourcing technical operations and crewing;
--  controlling operational costs of vessels;
-- owning one of the most modern and homogeneous fleets of tankers in the world;
--  achieving high utilisation of its vessels;
-- achieving competitive financing arrangements: and -- developing and maintaining relationships with major oil companies and industrial charterers.

After having delivered their cargo, spot market vessels typically operate in ballast until being rechartered. It is the time element associated with these ballast legs which the Company seeks to minimise by efficiently chartering its OBO carriers and tankers. The Company seeks to maximise earnings in employing vessels in the spot market, under time charters or under Contracts of Affreightment ("COAs").

In December 1999, the Company, together with A.P. Moller, Euronav Luxembourg SA, Osprey Maritime Ltd., Overseas Shipholding Group, Inc and Reederei "Nord" Klaus E. Oldendorff agreed to form Tankers International LLC ("Tankers") to pool the commercial operation of the participating companies' modern VLCC fleets (the "Tankers Pool"). Tankers began operations on February 1, 2000, with an initial fleet of 39 modern VLCCs (of which the Company contributed twelve vessels). Tankers' fleet currently constitutes 12 per cent of the world VLCC fleet. By 2002, as the participants take delivery of newbuildings and vessels are redelivered from time charters, Tankers' fleet is expected to reach 70 vessels. Tankers mainly employs ships in the spot market, although it also from time to time enters into COAs and time charters. Revenues to each shipowner who participates in Tankers are calculated on the basis of the pool's total earnings and the tonnage committed into Tankers by the shipowner.

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

In 1998, in order to increase the Company's market share in the Suezmax trades and increase trading flexibility, the Company and OMI Corporation, a major international shipping company, combined Suezmax tanker fleets for commercial purposes and created Alliance Chartering LLC ("Alliance"). Alliance currently markets 42 Suezmax tankers, of which the majority are employed in the Atlantic market, comprising approximately 30 per cent of the total modern Suezmaxes trading in the spot market in the Atlantic basin. Alliance's control of this large modern fleet of Suezmaxes has enabled it to strengthen relationships with a number of customers.

Alliance mainly employs ships in the spot market, although it also from time to time enters into COAs and time charters. Revenues to each shipowner who participates in Alliance are based on the actual earnings from the ships contributed into Alliance by the shipowner. Two part-owned Suezmax tankers which are employed outside of Alliance, "Polytrader" and "Polytraveller", have been chartered to Navion ASA until April 2001 and January 2003, respectively. Since April 2001, "Polytrader" has been traded in the spot market.

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

Based on these considerations, the Company intends to look for further opportunities to expand its fleet and acquire additional VLCCs and Suezmax tankers. Frontline believes that VLCC and Suezmax freight rates and market values will support such expansion. Due to the ageing profile of the existing world fleet, enforcement of more stringent environmental regulations and customer demand, the Company believes that there will be increased demand for modern VLCCs and Suezmax tankers needed to carry the world oil trade during the early 2000's. As a result, opportunities exist for selective investment in VLCC and Suezmax tankers built in the 1990's that are in good operating condition, with prospects to yield operating profits and capital gains over the next several years. Although freight rates and market values are volatile, the Company believes that investment in such VLCC and Suezmax tankers in today's market carries a relatively limited amount of downside risk while offering the prospect of significant upside potential.

As part of its vessel acquisition policy, the Company conducts a physical inspection of each tanker and examines its construction, prior ownership, operating history and classification records. Among the second-hand VLCC and Suezmax tankers which the Company may purchase are tankers subject to existing bareboat charters or leases with major oil companies. The Company may also purchase options to acquire such tankers at the expiration of such bareboat charters or leases. The Company cannot guarantee that its policy will be successful.

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

CUSTOMERS

Customers of the Company include major oil companies, petroleum products traders, government agencies and various other entities. During each of the years ended December 31, 2000, 1999 and 1998, no customer accounted for 10 per cent or more of consolidated freight revenues.

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

Frontline Management is responsible for arranging for the insurance of the Company's vessels in line with standard industry practice. In accordance with that practice, the Company maintains marine hull and machinery and war risks insurance, which includes the risk of actual or constructive total loss, and protection and indemnity insurance with mutual assurance associations. The Company from time to time carries insurance covering the loss of hire resulting from marine casualties in respect of some of its vessels. Currently, the amount of coverage for liability for pollution, spillage and leakage available to the Company on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1 billion per vessel per occurrence. Protection and indemnity associations are mutual marine indemnity associations formed by shipowners to provide protection from large financial loss to one member by contribution towards that loss by all members.

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

REGULATIONS

Government regulation significantly affects the ownership and operation of the Company's vessels. The various types of governmental regulation that affect the Company's vessels include international conventions, national, state and local laws and regulations in force in the countries in which our vessels may operate or where our vessels are registered. The Company cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. Various governmental and quasi-governmental agencies require us to obtain permits, licenses and certificates for the operation of our vessels. Although the Company believes that it is substantially in compliance with applicable environmental and regulatory laws and have all permits, licenses and certificates necessary for the conduct of its operations, future non-compliance or failure to maintain necessary permits or approvals could require it to incur substantial costs or temporarily suspend operation of one or more of its vessels.

The Company believes that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers are leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for modern vessels that are able to conform to the stricter environmental standards. The Company maintains high operating standards for all of its vessels that emphasize operational safety, quality maintenance, continuous training of its crews and officers and compliance with United States and international regulations.

The Company's vessels are subject to both scheduled and unscheduled inspections by a variety of governmental and private entities, each of which may have unique requirements. These entities include the local port authorities such as the Coast Guard, harbour master or equivalent, classification societies, flag state administration or country of registry, and charterers, particularly terminal operators and major oil companies which conduct frequent vessel inspections.

ENVIRONMENTAL REGULATION--IMO

In April 2001, the International Maritime Organization, or IMO, the United Nations' agency for maritime safety, revised its regulations governing tanker design and inspection requirements. The proposed regulations, which are expected to become effective September 2002 provided they are ratified by the IMO member states, provide for a more aggressive phase-out of single hull oil tankers as well as increased inspection and verification requirements. They provide for the phase-out of most single hull oil tankers by 2015 or earlier, depending on the age of the vessel and whether or not the vessel complies with requirements for protectively located segregated ballast tanks. Segregated ballast tanks use ballast water that is completely separate from the cargo oil and oil fuel system. Segregated ballast tanks are currently required by the IMO on crude oil tankers constructed after 1983. The changes, which will likely increase the number of tankers that are scrapped beginning in 2003, are intended to reduce the likelihood of oil pollution in international waters.

The proposed regulations identify three categories of tankers based on cargo carrying capacity and the presence or absence of protectively located segregated ballast tanks. Under the new IMO regulations, single-hull oil tankers with carrying capacities of 20,000 deadweight tons, or dwt, and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do not comply with IMO requirements for protectively located segregated ballast tanks will be phased out no later than 2007. Single-hull oil tankers with similar carrying capacities which do comply with IMO requirements for protectively located segregated ballast tanks are to be phased out by 2015, depending on the date of delivery of the vessel. All other single-hull oil tankers with carrying capacities of 5,000 dwt and above and not falling into one of the above categories will also be phased out by 2015, depending on the date of delivery of the vessel.

Excluding the two 1970's built VLCCs "Moscliff" and "Mosocean" and the 1970's built Suezmaxes, "Polytrader" and "Polytraveller", the Company owns, controls and charters-in 29 Suezmaxes and 30 VLCCs Of these 59 vessels, 37 (equivalent to 63 per cent) are double-hulled. In addition, all eight newbuilding contracts are for double-hulled vessels. The Company also owns and controls 10 dry bulk carriers. There are no requirements for double-hull design for the type of vessels.

The requirements contained in the International Safety Management Code, or ISM Code, promulgated by the IMO, also affect the Company's operations. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. Our vessel managers are certified as approved ship managers under the ISM Code.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a Document of Compliance, issued by each flag state, under the ISM Code. All of the Company's vessels and their operators have received ISM Certification.

Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. Both the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, as the case may be.

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

The IMO continues to review and introduce new regulations on a regular basis. It is impossible to predict what additional regulations, if any, may be passed by the IMO, whether those regulations will be adopted by member countries and what effect, if any, such regulations might have on the operation of oil tankers. Because patterns of world crude oil trade are not constant, our vessels may load crude oil in any crude oil producing areas of the world for delivery to areas where oil refineries are located. In the Company's opinion, trading of the vessels in such areas will not expose the vessels to regulations more stringent than those of the United States and/or the IMO. However, additional laws and regulations may be adopted which could limit the use of oil tankers such as the Company's vessels in oil producing and refining regions.

ENVIRONMENTAL REGULATION--OPA/CERCLA

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA affects all owners and operators whose vessels trade with the U.S. or its territories or possessions, or whose vessels operate in the waters of the U.S., which include the U.S. territorial waters and the two hundred nautical mile exclusive economic zone of the U.S. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, applies to the discharge of hazardous substances whether on land or at sea. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners, operators and bareboat or "demise" charterers are "responsible parties" who are all liable regardless of fault, individually and as a group, for all containment and clean-up costs and other damages arising from oil spills from their vessels. These "responsible parties" would not be liable if the spill results solely from the act or omission of a third party, an act of God or an act of war. The other damages aside from clean-up and containment costs are defined broadly to include:

    --   natural resource damages and related assessment costs;

    --   real and personal property damages;

    -- net loss of taxes, royalties, rents, profits or earnings capacity;

    -- net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

    --   loss of subsistence use of natural resources.

OPA limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker (that is over 3,000 gross tons. This is subject to possible adjustment for inflation. OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states which have enacted their own legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws.

CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million.
These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct. These limits do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. The Company believes that it is in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where its vessels will call.

OPA requires owners and operators of vessels to establish and maintain with the Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under OPA. The Coast Guard has enacted regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the OPA limitation on liability of $1,200 per gross ton with the CERCLA liability limit of $300 per gross ton. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA regulations, an owner or operator of more than one tanker will be required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum liability under OPA/CERCLA. The Company currently maintains evidence of financial responsibility through Shoreline Mutual (Bermuda) Ltd.

The Company currently insures and, provided such insurance remains available at a commercially reasonable cost, plans to insure each of its vessels with pollution, spillage and leakage liability insurance in the amount of $1 billion per vessel per occurrence. This is the amount currently available to the Company in the insurance market on commercially reasonable terms. The liability resulting from a catastrophic spill could exceed the insurance coverage available, in which event there could be a material adverse effect on the Company. Additionally, under OPA, the liability of responsible parties, United States or foreign, with regard to oil pollution damage in the United States is not pre-empted by any international convention.

Under OPA, with limited exceptions, all newly-built or converted tankers operating in U.S. waters must be built with double-hulls. Existing vessels that do not comply with the double-hull requirement must be phased out over a 20-year period beginning in 1995 based on size, age and place of discharge, unless retrofitted with double-hulls. Notwithstanding the phase-out period, OPA currently permits existing single-hull tankers to operate until the year 2015 if their operations within U.S. waters are limited to:

    --   discharging at the LOOP; or

    -- unloading with the aid of another vessel, a process referred to in the industry as "lightering," within authorized lightering zones more than 60 miles off-shore.

Owners or operators of tankers operating in the waters of the U.S. must file vessel response plans with the Coast Guard, and their tankers are required to operate in compliance with their Coast Guard approved plans. These response plans must, among other things:

    -- address a "worst case" scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a "worst case discharge";

    --   describe crew training and drills; and

    -- identify a qualified individual with full authority to implement removal actions.

The Company's tankers that call in the U.S. meet this requirement.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and many states have enacted legislation providing for unlimited liability for oil spills. In some cases, states which have enacted such legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws. The Company intends to comply with all applicable state regulations in ports where the Company's vessels call.

ENVIRONMENTAL REGULATION--OTHER

Although the U.S. is not a party to these conventions, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil

Liability for Oil Pollution Damage, 1969, or CLC. Under this convention, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of oil, subject to some complete defenses. Liability is limited to approximately $183 per gross registered ton or approximately $19.3 million, whichever is less. If, however, the country in which the damage results is a party to the 1992 Protocol to the CLC, the maximum liability rises to $82.7 million. The limit of liability is tied to a unit of account which varies according to a basket of currencies. The right to limit liability is forfeited under the CLC where the spill is caused by the owner's actual fault and under the 1992 Protocol, where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to states which are party to this convention must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

In addition, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and many states have enacted legislation providing for unlimited liability for oil spills.

It is impossible to predict what additional legislation, if any, may be promulgated by the United States or any other country or authority.

PROPOSED EU REGULATIONS

The International Maritime Organization has approved an accelerated timetable for the phase-out of single hull oil tankers. The new regulations, expected to take effect in September 2002 provided they are ratified by the IMO member states, require the phase-out of most single hull oil tankers by 2015 or earlier, depending on the age of the tanker and whether or not it has segregated ballast tanks. Under the new regulations the maximum permissible age for single hull tankers after 2007 will be 26 years, as opposed to 30 years under current regulations. The amendments to the International Convention for the Prevention of Marine Pollution from Ships 1973, as amended in 1978, accelerates the phase-out schedule previously set by the IMO in 1992. We expect that the European Union will incorporate the IMO regulations so that port states may enforce them.

The sinking of the oil tanker "Erika" off the coast of France on December 12, 1999 polluted more than 250 miles of French coastline with heavy oil. Following the spill, the European
Commission adopted a "communication on the safety of oil transport by sea," also named the "Erika communication."

As a part of this, the Commission has adopted a proposal for a general ban on single-hull oil tankers. The timetable for the ban shall be similar to that set by the United States under OPA in order to prevent oil tankers banned from U.S. waters from shifting their trades to Europe. The ban plans for a gradual phase-out of tankers depending on vessel type:

    -- Single-hull oil tankers larger than 20,000 dwt without protective ballast tanks around the cargo tanks. This category is proposed to be phased out by 2005.

    -- Single-hull oil tankers larger than 20,000 dwt in which the cargo tank area is partly protected by segregated ballast tank. This category is proposed to be phased out by 2010.

    -- Single-hull tankers below 20,000 dwt. This category is proposed to be phased out by 2015.

In addition, Italy announced a ban of single hull crude oil tankers over 5,000 dwt from most Italian ports, effective April 2001, which has since been delayed. This ban will be placed on oil product carriers, effective December 1, 2001. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

C. ORGANIZATIONAL STRUCTURE

The Company's vessels are all owned by, or chartered to, separate subsidiaries, associated companies or joint ventures. The following table sets out the details of the Company's significant subsidiaries and equity interests as at May 31, 2001:

NAME                                                COUNTRY OF      OWNERSHIP
                                        VESSEL      INCORPORATION   PERCENTAGE

Granite Shipping Co Ltd          Front Granite      Bahamas               100%

ICB Shipping (Bermuda)
 Limited                    Management company      Bermuda               100%
Mosvold Shipping Limited       Holding company      Bermuda                97%

Bandama Ltd.      Polytrader and Polytraveller      Liberia               100%
Bonfield Shipping Ltd.            Front Driver      Liberia               100%
Dundee Navigation SA              Front Dundee      Liberia              50.1%
Edinburgh Navigation SA        Front Edinburgh      Liberia              50.1%
Fourways Marine                   Front Spirit      Liberia               100%
Front Archer Inc.                 Front Archer      Liberia               100%
Front Ardenne Inc.                FrontArdenne      Liberia               100%
Front Barbant Inc.               Front Barbant      Liberia               100%
Front Glory Shipping Inc.          Front Glory      Liberia               100%
Front Pride Shipping Inc.          Front Pride      Liberia               100%
Front Splendour Shipping Inc.  Front Splendour      Liberia               100%
Front Tobago Inc.                 Front Tobago      Liberia                40%
Golden Aquarian Corporation           Cos Hero      Liberia               100%
Golden Bayshore Shipping
 Corporation                      Navix Astral      Liberia               100%
Golden Channel Corporation     Stena Commodore      Liberia               100%
Golden Door Corporation          Golden Nerina      Liberia               100%
Golden Estuary Corporation      Front Commerce      Liberia               100%
Golden Fjord Corporation       Front Commanche      Liberia               100%
Golden Fountain Corporation    Golden Fountain      Liberia                50%
Golden Gulf Corporation            Golden Aloe      Liberia               100%
Golden Hilton Shipping
 Corporation                 Channel Navigator      Liberia               100%
Golden Key Corporation             Golden Disa      Liberia               100%
Golden Lagoon Corporation       Pacific Lagoon      Liberia                50%
Golden Loch Corporation          Golden Protea      Liberia               100%
Golden Ocean Tankers Limited   Holding Company      Liberia               100%
Golden President Shipping
 Corporation                  Channel Alliance      Liberia               100%
Golden Seaway Corporation         New Vanguard      Liberia               100%
Golden Sound Corporation             New Vista      Liberia               100%
Golden Strait Corporation       Golden Victory      Liberia               100%
Golden Stream Corporation        Golden Stream      Liberia               100%
Golden Tide Corporation          New Circassia      Liberia                50%
Katong Investments Ltd.          Front Breaker      Liberia               100%

Langkawi Shipping Ltd.             Front Birch      Liberia               100%
Middleburg Properties Ltd.        Golden Daisy      Liberia               100%
Millcroft Maritime SA           Front Champion      Liberia               100%
Neon shipping SA                     Front Sky      Liberia               100%
Otina Inc.                          Front Tina      Liberia               100%
Pablo Navigation SA                Front Chief      Liberia               100%
Patrio Shipping Ltd.              Front Hunter      Liberia               100%
Quadrant Marine Inc.                 Front Sun      Liberia               100%
Rakis Maritime SA                Front Fighter      Liberia               100%
Reese Development Inc.             Golden Rose      Liberia                50%
Ryan Shipping Corporation        Front Warrior      Liberia               100%
Sable Navigation SA            Channel Poterne      Liberia               100%
Saffron Rose Shipping Limited      Front Crown      Liberia               100%
Sea Ace Corporation                  Front Ace      Liberia               100%
Sibu Shipping Ltd                  Front Maple      Liberia               100%
South West Tankers Inc             Front Sunda      Liberia               100%
Tidebrook Maritime Corporation Front Commander      Liberia               100%
Ultimate Shipping Ltd.           Front Century      Liberia               100%
West Tankers Inc.                  Front Comor      Liberia               100%

Puerto Reinosa Shipping Co SA      Front Lillo      Panama                100%

Aspinall Pte Ltd.                 Front Viewer      Singapore             100%
Blizana Pte Ltd.                   Front Rider      Singapore             100%
Bolzano Pte Ltd.                      Mindanao      Singapore             100%
Cirebon Shipping Pte Ltd.        Front Vanadis      Singapore             100%
Fox Maritime Pte Ltd.             Front Sabang      Singapore             100%
Front Dua Pte Ltd.               Front Duchess      Singapore             100%
Front Empat Pte Ltd.            Front Highness      Singapore             100%
Front Enam Pte Ltd.                 Front Lord      Singapore             100%
Front Lapan Pte Ltd.            Front Climber       Singapore             100%
Front Lima Pte Ltd.                Front Lady       Singapore             100%
Front Tiga Pte Ltd.                 Front Duke      Singapore             100%
Front Tujuh Pte Ltd.             Front Emperor      Singapore             100%
Front Sembilan Pte Ltd.           Front Leader      Singapore             100%
Rettie Pte Ltd.                  Front Striver      Singapore             100%
Touracous Pte Ltd.                   Kim Jacob      Singapore             100%
Transcorp Pte Ltd.                Front Guider      Singapore             100%

D. PROPERTY, PLANTS AND EQUIPMENT

THE COMPANY'S VESSELS

The Company operates a substantially modern fleet of tankers consisting of 29 VLCCs, 21 Suezmax tankers and eight Suezmax OBO carriers. In addition, the Company has a fleet of 8 wholly owned dry bulk carriers consisting of 3 Capesize, 2 Panamax and 3 Handymax size carriers and has a fifty per cent interest in a further two Handymax size bulk carriers. The Company has eight newbuilding contracts and has purchase options or obligations to acquire a further three VLCCs and two Suezmax tankers. The following table sets forth the fleet operated by the Company as of May 31, 2001:

TANKER FLEET
OWNED TONNAGE
                           APPROXIMATE                                 TYPE OF
VESSEL                  BUILT      DWT.   CONSTRUCTION  FLAG        EMPLOYMENT

VLCCS
Moscliff                 1974   257,000    Single-hull    BA       Spot market
Mosocean                 1975   257,000    Single-hull    BA       Spot market
Front Sabang             1990   285,000    Single-hull    SG      Tankers Pool
Front Vanadis            1990   285,000    Single-hull    SG      Tankers Pool
Front Highness           1991   284,000    Single-hull    SG      Tankers Pool
Front Lady               1991   284,000    Single-hull    SG      Tankers Pool
Front Lord               1991   284,000    Single-hull    SG      Tankers Pool
Front Duke               1992   284,000    Single-hull    SG      Tankers Pool
Front Duchess            1993   284,000    Single-hull    SG      Tankers Pool
Front Tobago (40%)       1993   261,000    Single-hull   LIB      Tankers Pool
Front Edinburgh (50.1%)  1993   302,000    Single-hull   LIB      Tankers Pool
Front Dundee (50.1%)     1993   302,000    Single-hull   LIB      Tankers Pool
Front Ace                1993   275,000    Single-hull   LIB      Tankers Pool
Golden Fountain (50%)(1) 1995   302,000    Single-hull   PAN      Time Charter
Golden Stream (1)        1995   276,000    Single-hull   PAN      Time Charter
Navix Astral (1)         1996   276,000    Single-hull   PAN  Bareboat Charter
New Vanguard (1)         1998   300,000    Double-hull    HK  Bareboat Charter
New Vista (1)            1998   300,000    Double-hull    HK  Bareboat Charter
Front Chief              1999   311,000    Double-hull    BA      Tankers Pool
Front Commander          1999   311,000    Double-hull    BA      Tankers Pool
Front Crown              1999   311,000    Double-hull    BA      Tankers Pool
New Circassia (50%) (1)  1999   306,000    Double-hull   PAN  Bareboat Charter
Opalia (1) (3)           1999   302,000    Double-hull   IoM  Bareboat Charter
Pacific Lagoon (50%) (1) 1999   306,000    Double-hull   PAN      Time Charter
Front Comanche (1)       1999   300,000    Double-hull   LIB      Tankers Pool
Front Commerce (1)       1999   300,000    Double-hull   LIB      Tankers Pool
Front Tina               2000   298,000    Double-hull   LIB      Tankers Pool
Stena Commodore (1) (2)  2000   299,000    Double-hull   BDA      Time Charter
Oscilla (1) (3)          2000   302,000    Double-hull   IoM  Bareboat Charter
Hull No. 4978            2002   299,000    Double-hull
Hull No. 4979            2002   299,000    Double-hull
Hull No. 4980            2002   299,000    Double-hull
Hull No. 1384            2001   308,000    Double-hull
Hull No. 1402            2002   308,000    Double-hull
Hull No. 1412            2003   308,000    Double-hull


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

Front Viewer             1992   169,000    Double-hull    SG       Spot market

SUEZMAXES
Polytrader (40%)         1978   126,000    Single-hull   NOR       Spot market
Polytraveller (35%)      1979   126,000    Single-hull   NOR      Time charter
Front Lillo              1991   147,000    Single-hull   NIS       Spot market
Front Birch              1991   152,000    Double-side   NIS       Spot market
Front Maple              1991   152,000    Double-side   NIS       Spot market
Front Granite            1991   142,000    Single-hull   NIS       Spot market
Front Emperor            1992   147,000    Single-hull    SG       Spot market
Front Sunda              1992   142,000    Single-hull   NIS       Spot market
Front Spirit             1993   147,000    Single-hull   NIS       Spot market
Front Comor              1993   142,000    Single-hull   NIS       Spot market
Front Pride              1993   150,000    Double-hull   NIS       Spot market
Front Glory              1995   150,000    Double-hull   NIS       Spot market
Front Splendour          1995   150,000    Double-hull   NIS       Spot market
Front Ardenne            1997   153,000    Double-hull   NIS       Spot market
Front Brabant            1998   153,000    Double-hull   NIS       Spot market
Mindanao                 1998   158,000    Double-hull    SG       Spot market
Front Fighter            1998   153,000    Double-hull   NIS       Spot market
Front Hunter             1998   153,000    Double-hull   NIS       Spot market
Front Sun                2000   153,000    Double-hull   NIS       Spot market
Front Sky                2000   153,000    Double-hull   NIS       Spot market
Front Archer             2000   153,000    Double-hull   NIS       Spot market
Hull No. 477             2001   150,000    Double-hull
Hull No. 478             2001   150,000    Double-hull

CHARTERED IN TONNAGE
                            APPROXIMATE                                TYPE OF
VESSEL                  BUILT       DWT   CONSTRUCTION  FLAG        EMPLOYMENT

VLCCs
Front Century            1998   311,000    Double-hull    BA      Tankers Pool
Front Champion           1998   311,000    Double-hull    BA      Tankers Pool
Golden Victory (1)       1999   305,000    Double-hull   PAN      Time Charter

SUEZMAX
Front Warrior            1998   153,000    Double-hull    BA       Spot market
Kim Jacob                1998   158,000    Double-hull    SG       Spot market


DRY BULK FLEET (1)
OWNED TONNAGE
                            APPROXIMATE                                TYPE OF
VESSEL                  BUILT      DWT.   CONSTRUCTION  FLAG        EMPLOYMENT

CAPESIZE
Channel Alliance         1996   172,000    Single-hull   PHI      Time Charter
Channel Navigator        1997   172,000    Single-hull   PHI      Time Charter
Channel Poterne          1997   172,000    Single-hull   PHI      Time Charter

PANAMAX
Golden Disa              1999    75,000    Single-hull   PHI      Time Charter
Golden Nerina            1999    75,000    Single-hull   PHI      Time Charter

HANDYMAX
Golden Rose (50%)        1998    47,000    Single-hull   PHI      Time Charter
Golden Daisy (50%)       1998    47,000    Single-hull   PHI      Time Charter
Golden Aloe              1998    46,000    Single-hull   PHI      Time Charter
Golden Protea            1998    46,000    Single-hull   PHI      Time Charter
Cos Hero                 1999    48,000    Single-hull   PAN  Bareboat Charter

Key to Flags:
BA -- Bahamas, BDA -- Bermuda, HK -- Hong Kong, IoM -- Isle of Man, LIB - Liberia, NOR - Norway, NIS - Norwegian International Ship Register, PAN -- Panama, PHI -- Philippines, SG - Singapore

(1) Vessels obtained through the acquisition of Golden Ocean
(2) Purchase options obtained through the acquisition of Golden
    Ocean
(3) Purchase obligations obtained through the acquisition of Golden Ocean

Other than its interests in the vessels described above, the Company owns no material physical properties. The Company leases office space in Hamilton, Bermuda from an unaffiliated third party. Frontline Management leases office space, at market rates, in Oslo, Norway from Sea Shipping AS, a company indirectly affiliated with Hemen Holding Ltd ("Hemen"), the Company's principal shareholder. One of the Company's subsidiaries leases office space in London, England from an unaffiliated third party.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW

The following discussion should be read in conjunction with Item
3 "Selected Financial Data" and the Company's audited
Consolidated Financial Statements and Notes thereto included herein.

The Company's principal focus and expertise are to serve major integrated oil companies and other customers that require transportation of crude oil and oil products cargoes. The Company's tanker fleet, consists of 29 owned, part-owned or controlled VLCCs and 29 owned, part-owned or controlled Suezmax tankers, of which 8 are Suezmax OBOs. In addition, the Company has a fleet of 8 wholly owned dry bulk carriers consisting of 3 Capesize, 2 Panamax and 3 Handymax size carriers and has a fifty per cent interest in a further two Handymax size bulk carriers. The Company also has eight newbuilding contracts (including those held by Mosvold) and has purchase options or obligations to acquire a further three VLCCs and two Suezmax tankers. The Company charters in three modern VLCCs and two modern Suezmax tankers.

In 2000, the Company took delivery of three Suezmax newbuildings and two secondhand Suezmax tankers. In addition, the Company acquired three second-hand VLCCs and acquired a forty per cent interest in a second-hand VLCC. Through the acquisition of Golden Ocean, which was completed in October 2000, the Company acquired its current dry bulk fleet consisting of ten dry bulk carriers, two of which are 50 per cent owned and seven wholly or partially owned VLCCs and five options or obligations to acquire VLCCs. Two of the VLCCs covered by the options have since been delivered to the Company.

Through the acquisition of ICB in 1999 (See Item 4. "Information on the Company") the Company acquired two VLCCs and six Suezmax tankers and chartered-in one Suezmax tanker. In the two year period prior to September 1999, Frontline was unable to control, or exercise significant influence over, ICB. Accordingly, the Company previously accounted for its investment in ICB as an available-for-sale security in accordance with SFAS 115. As a result of Frontline acquiring control over ICB, the Company's financial statements have been restated. For the years ended December 31, 1997 and 1998, the investment in ICB is accounted for in accordance with the equity method. For the year ended December 31, 1999, ICB has been consolidated with effect from January 1, 1999.

The Company's vessels are operated under either time charters, bareboat charters, voyage charters or COAs. A time charter is a contract for the use of a vessel for a specific period of time. A voyage charter is a contract for the use of a vessel for a specific voyage. Under a time charter, the charterer pays substantially all of the vessel voyage costs. Under a bareboat charter the charterer pays substantially all of the vessel voyage and operating costs. Under a voyage charter, the vessel owner pays such costs. Vessel voyage costs are primarily fuel and port charges. Accordingly, for equivalent profitability, charter income under a voyage charter would be greater than that under a time charter to take account of the owner's payment of the vessel voyage costs. However, net operating revenues would be equal. In order to compare vessels trading under different types of charters, it is standard industry practice to measure the revenue performance of a vessel in terms of average daily time charter equivalent earnings ("TCEs"). For voyage charters, this is calculated by dividing net operating revenues by the number of days on charter. Days spent offhire are excluded from this calculation.

In December 1999, the Company, together with A.P. Moller, Euronav Luxembourg SA, Osprey Maritime Ltd., Overseas Shipholding Group, Inc and Reederei "Nord" Klaus E. Oldendorff formed Tankers International LLC ("Tankers") to pool the commercial operation of the participating companies' modern VLCC fleets (the "Tankers Pool"). Tankers began operations on February 1, 2000, with an initial fleet of 39 modern VLCCs (of which the Company contributed twelve vessels). Tankers' fleet currently constitutes 12 per cent of the world VLCC fleet. By 2002, as the participants take delivery of newbuildings and vessels are redelivered from time charters, Tankers' fleet is expected to reach 70 vessels. Tankers mainly employs ships in the spot market, although it also from time to time enters into COAs and time charters. Revenues to each shipowner who participates in Tankers are calculated on the basis of the pool's total earnings and the tonnage committed into Tankers by the shipowner.

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

In 1998, in order to increase the Company's market share in the Suezmax trades and increase trading flexibility, the Company and OMI Corporation, a major international shipping company, combined Suezmax tanker fleets for commercial purposes and created Alliance Chartering LLC ("Alliance"). Alliance currently markets 42 Suezmax tankers, of which the majority are employed in the Atlantic market, comprising approximately 30 per cent of the total modern Suezmaxes trading in the spot market in the Atlantic basin. Alliance's control of this large modern fleet of Suezmaxes has enabled it to strengthen relationships with a number of customers.

The shipping industry is highly cyclical, experiencing volatility in profitability, vessel values and charter rates. In particular, freight and charterhire rates are strongly influenced by the supply of vessels and the demand for oil transportation. Freight rates weakened in the second half of 1998 and further deteriorated in 1999 as a result of OPEC oil production cuts to support oil prices, relatively high world oil inventories, weakness in oil demand due to the continued Southeast Asian economic crisis as well as the onset of a recession in Latin America and the relatively large tanker newbuilding delivery schedule. Towards the end of 1999, Suezmax rates started to improve followed by improving VLCC rates at the end of the first quarter of 2000. According to preliminary data from industry sources, which the Company has not verified, global oil demand is estimated to have increased by 1% between 1999 and 2000 as a consequence of demand increases in most geographical regions. After production quota cuts in 1999, OPEC responded to market demand by increasing output in 2000. Due to the weak market in 1999 and early 2000 a substantial number of tankers were scrapped which together with higher oil production created a balance between demand and supply in the tanker market. VLCC rates as a consequence started to improve from the end of the first quarter of 2000 and continued to strengthen through the year. More stringent practices among charterers in selection of tonnage following the sinking of the 23 year old tanker, "Erika" and resulting oil spill, off Brittany in December 1999, also contributed to the reduction of tonnage supply as older vessels were excluded from certain trades. Twenty six VLCCs were sold for demolition in the year 2000, while forty one newbuildings were delivered. Fifty six newbuilding contracts were signed during the year, resulting in the orderbook standing at eighty seven vessels. A total of 17 Suezmaxes were removed through scrapping from the trading fleet in 2000 and 22 Suezmaxes were delivered from shipyards in the period. A total of 17 Suezmaxes were removed through scrapping from the trading fleet in 2000 and 22 Suezmaxes were delivered from shipyards in the period.

Demolition activity slowed down in the second half of 2000 as a result of the strong market. New rules for tankers have been imposed by the IMO at its meeting in April 2001. These rules, if ratified by IMO member states, will cause the removal from trading in the years 2003-2006 of practically all large crude oil tankers built prior to 1980.

VLCC earnings averaged almost $50,000 per day for modern vessels on West bound voyages from the Arabian Gulf. The trend was increasing throughout the year with forth quarter earnings averaging more than $70,000 per day. This is a sharp improvement compared to the corresponding figures for 1999 when modern VLCCs earned $21,300 per day on average for the year and $16,000 per day in the forth quarter. A similar trend was seen in the Suezmax rates.

In early 2001, OPEC reduced production quotas to accommodate a seasonal reduction in oil demand with the aim to keep OPEC crude oil prices within the range of US$22-28 per barrel. As a result, tanker rates have declined in 2001 compared to the record rates seen in the fourth quarter of 2000. Rates in the first and second quarters of 2001 were, in spite of this decline, still attractive for tanker owners.

The following table sets out the daily TCEs earned on the spot market by the Company's tanker fleet over the last five years:

                         2000      1999      1998      1997      1996
(in $ per day)
VLCC                   46,300    20,000    31,800    32,700    27,700
Suezmax                35,500    16,700    22,400    24,800    26,800
Suezmax OBO            33,300    16,800    21,800    25,500    23,000

The Company's fleet of dry bulk carriers are all fixed on medium to long-term bareboat or time charters. These arrangements provide sufficient cash flows to cover the debt service on this fleet. The charters for the dry bulk fleet have expiring dates ranging from January 2002 to January 2014 with an average term of
8.7 years. The charters for the VLCCs or time charter or bareboat chartes have expiry dates ranging from December 2001 to March 2011, with an average term of 4.8 years. Six of the VLCCs on time charter or bareboat charters have profit sharing arrangements whereby they have the opportunity to participate in the ultimate earnings of the vessels in the spot market.

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

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2000, COMPARED WITH THE YEAR ENDED
DECEMBER 31, 1999

Total net operating revenues increased by 137 per cent in 2000 compared with 1999. This is due to a combination of the strong increase in TCE rates earned by the Company's tanker fleet in 2000, the increase in the size of this tanker fleet and the contribution of the dry bulk fleet acquired as part of the Golden Ocean acquisition. The annual average daily TCEs earned by the VLCCs, Suezmax tankers, and Suezmax OBO carriers trading in the spot market were $46,300, $35,500 and $33,300 respectively, compared with $20,000, $16,700 and $16,800 in 1999.

In 2000, earnings before interest, tax, depreciation and amortisation, including earnings from associated companies increased 485 per cent from 1999 to $481.8 million. In addition to the tanker market being significantly weaker in 1999, the prior year results included the Company's share of the loss on the sale of four VLCCs in connection with the acquisition of ICB.

Ship operating expenses decreased from $92.7 million in 1999 to $88.5 million in 2000 despite the continued expansion of the fleet as the Company successfully maintained its low operating costs during 2000. In addition, the Golden Ocean vessels acquired and operating under bareboat charters do not have operating costs borne by the owner. The average daily operating costs of the Company's VLCCs, Suezmax tankers, and Suezmax OBO carriers was $6,900, $5,500 and $6,200, respectively compared with $6,800, $6,000 and $6,400 in 1999.

Administrative expenses have decreased 21 per cent in 2000, principally due to the closure of the office of ICB in Stockholm in early 2000.

Depreciation and amortisation increased 2 per cent from 1999 to 2000. This relatively small increase reflects the fact that while depreciation increased due to the inclusion of the results of Golden Ocean from October 10, 2000 and the other additional vessels acquired in 2000, this increase was partially offset by the change in the estimated remaining economic useful lives of the vessels acquired in the ICB acquisition and the sale of four ICB vessels late in 1999. In the fourth quarter of 1999, management determined that the useful life of these vessels was 25 years rather than 20 years, as previously estimated, and a reduced depreciation charge has consequently been applied throughout 2000.

The share in results of associated companies increased 318 per cent in 2000 due to the Company's acquisition of a 40 per cent interest in the vessel "Front Tobago" and the five joint ventures obtained through the Golden Ocean acquisition. In 2000, the Company recorded a foreign exchange gain of $14.6 million arising primarily in connection with the Yen financing of certain vessels in the Golden Ocean fleet.

Net interest expense was $89.3 million compared with $81.2 million in 1999, an increase of 10 per cent. The Company had total long-term debt outstanding of $1,544 million at December 31, 2000 compared with $1,080 million at December 31, 1999. In addition the Company had a total amount of $110 million of obligations under capital lease. All of this latter amount and $314 million of the total debt outstanding at the end of 2000 related to the Golden Ocean fleet and these have only impacted the interest expense in the last quarter of 2000. At December 31,

1999 the Company had outstanding a specific loan of $54.0 million from Metrogas Holdings ("Metrogas"), a company related to the Company's Chairman. This loan was repaid in full during 2000 through the conversion to shares in the Company in an amount equal to $30 million and the remainder through cash repayment.
In 2000, the Company benefited from the repayment of high margin debt related to ICB in late 1999, and the low interest rate on Yen debt from Golden Ocean. This partly offset the increased average interest rate on U.S. dollar denominated debt in 2000 compared to 1999.

YEAR ENDED DECEMBER 31, 1999, COMPARED WITH THE YEAR ENDED
DECEMBER 31, 1998

Total net operating revenues increased by 24 per cent in 1999 compared with 1998. This increase reflects the increase in the size of the fleet due to deliveries of newbuildings during 1998 and 1999 and the consolidation of ICB, offset by lower rates obtained in the tanker market. The average daily TCEs earned by the Company's VLCCs, Suezmax tankers, and Suezmax OBO carriers decreased from 1998 to 1999 by $11,800, $5,700 and $5,000, respectively. Total days technical off-hire, including drydockings, were 170 in 1999 compared to 135 in 1998. In 1999, the Company sold one Suezmax and four VLCCs recording a net loss on sales of $37.8 million. In 1998, the Company sold two VLCCs and one woodchip carrier, recording a net loss on sales of $1.5 million.

For 1999, earnings before interest, tax, depreciation and amortisation, including earnings from associated companies declined 40 per cent from 1998 to $82.3 million. The result primarily reflects the loss on sale of four vessels arising from the acquisition and consolidation of ICB combined with the effect of the decline in the market rates achieved.

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

RECENTLY ISSUED ACCOUNTING STANDARDS AND SECURITIES AND EXCHANGE
COMMISSION RULES

Statement of Financial Accounting Standards No. 133, "Accounting for Derivatives and Hedging Activities", as amended by Statement of Financial Accounting Standards No. 137, is effective January 1, 2001 for the Company and requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The Company adopted SFAS 133 in the first quarter of fiscal year 2001 and upon initial adoption recognised the fair value of its derivatives as assets of $0.4 million and liabilities of $0.6 million. A gain of $0.3 million was recognised in income and a charge of $0.5 million made to other comprehensive income.

In December 1999, the SEC issued Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101, as amended, summarises certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in the financial statements. The Company adopted SAB 101 in the fourth quarter of fiscal 2000. The adoption of SAB 101 has not had a material effect on the Company's operations or financial position.

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

Revenues from time charters and bareboat charters are received monthly in advance while revenues from voyage charters are received upon completion of the voyage. The Company receives distributions from the Tankers International Pool on a weekly basis. Accounts receivable are generally collected on a timely basis. Inventory requirements, consisting primarily of fuel, lubricating oil and spare parts, are higher for voyage charters, due to the majority of these items being paid for by the charterer under a time charter. The expansion of the fleet in the fiscal years 1998 through 2000 has resulted in increased working capital requirements.

The Company's funding and treasury activities are conducted within corporate policies to maximise investment returns while maintaining appropriate liquidity for the Company's requirements. Cash and cash equivalents are held primarily in U.S. dollars with some balances held in Japanese Yen, British Pound and Norwegian Kroner.

As of December 31, 2000 and 1999, the Company has cash and cash equivalents of $103.5 million and $65.5 million, respectively. The Company generated cash from operations of $271.6 million in 2000, compared with $46.5 million in 1999. Net cash used in investing activities was $497.0 million in 2000 compared to net cash generated of $175.5 million in 1999. In 2000, investing activities consisted primarily of payments for vessel acquisitions, totalling $436.0 million, the investment in Golden Ocean and the investment of $38.6 million in debt of companies connected with Golden Ocean. In the Company's opinion, working capital is sufficient for the Company's present requirements.

As of December 31, 1999 and 1998, the Company has cash and cash equivalents of $65.5 million and $74.0 million, respectively. The Company generated cash from operations of $46.5 million in 1999, compared with $69.6 million in 1998. Net cash from investing activities was $175.5 million in 1999 compared to $283.3 million used in 1998. In 1999, investing activities consisted primarily of payments for vessel acquisitions, totalling $200.7 million, proceeds from sale of four VLCCs and one Suezmax of $239.0 million and net proceeds from acquisition of ICB of $126.0 million. In 1998, investing activities consisted primarily of payments for vessel acquisitions, totalling $352 million. The sale of the two VLCCs generated cash of approximately $165.0 million in 1998. A further $10.4 million was invested in ICB in 1998.

The Company generated cash of $263.4 million from financing activities in 2000 and used net cash in financing activities totalling $230.6 million in 1999. In 2000 proceeds from long-term debt were $384.7 million (1999 - $505.9 million). Repayments of debt were $209.7 million in 2000 of which $24 million related to repayment of the amount outstanding on the Metrogas Loan and the balance related to traditional bank financing of vessels. The Company generated $104.6 million in 2000 through private placements of its equity and through the exercise of warrants.

The Company generated net cash from financing activities of $61.5 million in 1998. In 1998, proceeds from long-term debt were $327.8 million of which $230.2 million related to traditional bank type financing of vessels and $97.6 million was in the form of loans from Metrogas and an affiliated company. Repayments were $679.2 million and $265.2 million in 1999 and 1998 respectively. In 1999, Frontline generated cash of $54.7 million from issuance of equity, and used $98.1 million on purchase of a minority interest in ICB.

The Company had total long-term debt outstanding of $1,544 million at December 31, 2000 compared with $1,079.7 million at December 31, 1999. At December 31, 2000 $93.25 million of this debt was at a fixed rate of 8 per cent (1999 - $168.51 million). The Company is exposed to various market risks, including interest rates and foreign currency fluctuations. The Company uses interest rate swaps to manage interest rate risk. As at December 31, 2000 the Company's interest rate swap arrangements effectively fix the Company's interest rate exposure on $373.5 million of floating rate debt. The interest rate swap agreements expire between May 2001 and August 2008. The Company has not entered into any financial instruments for speculative or trading purposes. See Item 11, "Quantitative and Qualitative Disclosures about Market Risk".

In December 1997, the three Suezmaxes owned originally by LOF were refinanced. The last and major part of this loan was drawn down at the time of the Amalgamation in May, 1998. At the same time, Frontline repaid the related $75 million share acquisition loan. At this time Frontline had a 10 vessel newbuilding programme. The first two Suezmax newbuildings delivered in 1998 were financed by a facility established in December 1997; the third Suezmax and the first VLCC new building were financed by facilities signed in May and July 1998. The aforementioned VLCC was subsequently sold to a German KG along with the second delivered VLCC, and leased back. By converting the financing of these two VLCCs from traditional bank financing to sale and lease back, Frontline was able to free a substantial amount of cash and thereby improve its liquidity position.

In December 1998 and March and July 1999, the three remaining
VLCC newbuildings at the time were financed through traditional bank financing.

Metrogas Holdings ("Metrogas"), a company related to the Company's Chairman, had outstanding as of December 31, 1998 a specific loan of $89.0 million provided to the Company. This loan was since converted to a separate long-term financing facility as described below.

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

As of July 13, 1999, the discussions with Metrogas and the Company's lending banks were finalised and the Company and Metrogas signed a Subordinated Convertible Loan Facility Agreement. Accordingly, the Company received acceptance of reduced covenant levels from all but one of the Company's 19 lending banks. This one bank, however, was subject to the authority of the majority lenders, who agreed to accept lower covenant levels until January 1, 2001. The aforementioned bank was since replaced.

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

In December 1999, the Company sold one Suezmax to a German KG and leased back. Frontline was able to free a substantial amount of cash and thereby improve its liquidity position.

In February 2000, financing was secured on the last two Suezmax newbuildings. At the same time financing was secured through another bank for a Suezmax newbuilding acquired from the Mosvold Farsund Group. In March 2000 financing was secured for a joint venture in which Frontline controls 40% to acquire a second-hand

VLCC. In May 2000 the Company secured financing for the two VLCCs acquired from Wilh. Wilhelmsen. At the same time a separate financing was secured for the financing of a newbuilding taken over from the Golden Ocean Group.

In October 2000, financing was secured for the financing of two Suezmax vessels acquired from Euronav and one VLCC acquired from a company related to Hemen. During a period from February 2000 up to October the same year Frontline acquired bonds and other claims in Golden Ocean for a total of $ 63 million, of which $19.5 million was financed by issuing Frontline shares and the rest through cash generated from operations.

In February 2001, financing was secured for the joint ventures that acquired two VLCCs from Osprey. In May 2000 the Company issued $36 million in commercial paper which was used to retire $50.8 million in yard debt. At the same time refinancing of the three VLCCs controlled by Golden Ocean was secured in two financings and the vessels were or are in the process of being transferred to Frontline.

Also in May Frontline succeeded in acquiring Mosvold at a cost of $53 million. At the same time the Board announced a divided of $1 per share for a total of $77 million. These transactions were or will be financed from cash generated from operations.

As of December 31, 2000 and 1999, the Company complied with the debt covenants of its various debt agreements.

During 1999, 2000 and to date in 2001, the Company has issued equity in a number of transactions. The proceeds from these equity issues have been used for specific vessel acquisitions and general corporate working capital requirements. The Company issued 4,715,000 ordinary shares at NOK 33.00 per share to raise approximately $20 million in equity through a private placement in September 1999. At the same time $35 million of the Metrogas Loan was converted to equity in exchange for 8,230,000 shares in the Company issued at NOK 33.00 per share. In October 1999, the Company issued 1,910,000 ordinary shares at NOK 37.00 per share to part finance the acquisition of a Suezmax newbuilding contract from Mosvold Farsund.

In February 2000, the Company issued 3,500,000 ordinary shares in a private placement at NOK 57.50 per share to raise approximately $24 million in equity. At the same time another $30 million of the Metrogas Loan was converted to equity through the issuance of 4,350,000 ordinary shares at NOK 57.50 per share, leaving $24 million plus interest outstanding. The outstanding balance on the Metrogas Loan was repaid in full in August 2000.

In March 2000, the Company issued 2,957,500 ordinary shares at NOK 90.00 per share to part finance the acquisition of two VLCCs from Wilh. Wilhelmsen ASA. In May 2000, the Company issued 3,000,000 ordinary shares at $10.15 per share in a private placement to raise approximately $30 million in equity. The proceeds of the issue were used to part finance the acquisition of a newbuilding VLCC, "Front Tina". In June, 2000, the Company raised approximately $46.8 million through the issuance of 4,000,000 ordinary shares at a price of NOK 104.5 per share in a private placement to a group of international institutional investors.

From November 2000 to date the Company has bought back 3,307,145 shares in the Company at an average price of $13.40 per share. During the same period, a total of 4,247,660 warrants issued in May 1998 were exercised and converted into 424,766 shares at $15.91 per share. At the same time, the Company bought back and cancelled 21,752,340 warrants for a total consideration of NOK
100.3 million.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Information concerning each director and executive officer of the Company is set forth below.

NAME                         AGE       POSITION

John Fredriksen              57        Chairman, Chief Executive
                                       Officer, President and
                                       Director
Tor Olav Troim               38        Vice-President and
                                       Director
A. Shaun Morris              41        Director
James Bodi                   34        Director
Kate Blankenship             36        Chief Accounting Officer
                                       and Company Secretary
Ola Lorentzon                51        Managing Director of
                                       Frontline Management
Tom E. Jebsen                43        Chief Financial Officer of
                                       Frontline Management

Certain biographical information about each of the directors and executive officers of the Company is set forth below.

John Fredriksen has been the Chairman of the Board, Chief
Executive Officer, President and a director of the Company since
November 3, 1997. He was previously the Chairman and Chief
Executive Officer of Old Frontline. Mr. Fredriksen has served for over six years as a director of Sea Tankers Management Co. Ltd.

("Sea Tankers"), a ship operating company and an affiliate of the Company's principal shareholder. Mr. Fredriksen indirectly controls Hemen.

Tor Olav Troim has been Vice-President and a director of the Company since November 3, 1997. He previously served as Deputy Chairman of Frontline from July 4, 1997, and was a director of Old Frontline from July 1, 1996. Until April, 2000 Mr. Troim was the Chief Executive Officer of Frontline Management, which company supports the Company in the implementation of decisions made by the Board of Directors. Mr. Troim also serves as a consultant to Sea Tankers and since May 2000, has been a director and Vice-Chairman of Knightsbridge. He is a director of Aktiv Inkasso ASA, Northern Oil ASA and Northern Offshore Ltd., all Norwegian publicly listed companies. Prior to his service with Frontline, from January 1992, Mr. Troim served as Managing Director and a member of the Board of Directors of DNO AS, a Norwegian oil company.

A. Shaun Morris has been a non-executive director of the Company since November 3, 1997. Mr. Morris has been a Partner at Appleby, Spurling & Kempe since April 1995, after joining the firm in 1988 as an associate, where he specialises in corporate/commercial law.

James Bodi has been a non-executive director of the Company since July 28, 2000. He has been an attorney at Appleby Spurling & Kempe since November 1999. From 1997 to 1999, he practised law at McMillan Binch, and for three years prior to that he was a solicitor with Thorsteinssons, both Canadian law firms.

Kate Blankenship is Chief Accounting Officer and Secretary of the
Company. Mrs. Blankenship joined the Company in 1994. Prior to joining the Company, she was a Manager with KPMG Peat Marwick in Bermuda. She is a member of the Institute of Chartered
Accountants in England and Wales.

Ola Lorentzon has been Managing Director of Frontline Management since April 2000. Mr. Lorentzon has also been a director of Knightsbridge since September 18, 1996. He was Vice Chairman of Knightsbridge from September 18, 1996 until May 2000 when he took over as Chairman. Mr. Lorentzon has been a director and President of ICB since 1987. Until 2000, Mr. Lorentzon was a director of The Swedish Protection and Indemnity Club (SAAF), Swedish Ships Mortgage Bank and The Swedish Shipowners' Association, Deputy Chairman of the Liberian Shipowners Council and a member of the International Association of Tanker Owners (Intertanko) Council.

Tom E. Jebsen has served as Chief Financial Officer of Frontline
Management since June 1997. From December 1995 until June 1997,
Mr. Jebsen served as Chief Financial Officer of Tschudi & Eitzen

Shipping ASA, a publicly traded Norwegian shipowning company. From 1991 to December 1995, Mr. Jebsen served as Vice President of Dyno Industrier ASA, a publicly traded Norwegian explosives producer. Mr. Jebsen is also a director of Asuranceforeningen Skuld, Unitas, a mutual hull and machinery club and Hugin AS, an internet company.

B. COMPENSATION

During the year ended December 31, 2000, the Company paid to its directors and executive officers (seven persons) aggregate cash compensation of $618,514 and an aggregate amount of $53,596 for pension and retirement benefits.

No compensation was paid to the Directors and officers of the Company in the form of stock options during the financial year ended December 31, 2000.

C. BOARD PRACTICES

In accordance with the Bye-laws of the Company the number of Directors shall be such number not less than two as the Company by Ordinary Resolution may from time to time determine and each Director shall hold office until the next annual general meeting following his election or until his successor is elected. The Company has four Directors.

The Officers of the Company are elected by the Board of Directors as soon as possible following each Annual General Meeting and shall hold office for such period and on such terms as the Board may determine.

There are no service contracts between the Company and any of our Directors providing for benefits upon termination of their employment or service.

D. EMPLOYEES

As at December 31, 2000, the Company and its subsidiaries employed 26 people in their respective offices in Bermuda, London and Oslo. The Company contracts with the independent ship managers to manage and operate its vessels.

E. SHARE OWNERSHIP

The beneficial interests of our Directors and officers in the Ordinary Shares of the Company as of May 31, 2001, were as follows:

                                                 PERCENTAGE OF
                             ORDINARY SHARES OF  ORDINARY SHARES
DIRECTOR OR OFFICER          $2.50 EACH          OUTSTANDING

John Fredriksen*              34,579,054          44.90%
Tor Olav Troim                    74,895              **
James Bodi                            --              --
A. Shaun Morris                       --              --
Kate Blankenship                   2,000              **
Ola Lorentzon                         --              --
Tom E. Jebsen                      1,557              **

*Includes Ordinary Shares held by Hemen Holding Ltd. and other companies indirectly controlled by Mr. John Fredriksen.
** Less than one per cent

Details of share options held by the Company's Directors and officers at May 31, 2001 are set out in the following table:

                    NUMBER OF ORDINARY       EXERCISE PRICE PER
DIRECTOR OR OFFICER SHARES SUBJECT TO OPTION ORDINARY SHARE    EXPIRATION DATE

John Fredriksen                        --               --                 --
Tor Olav Troim                         --               --                 --
James Bodi                             --               --                 --
A. Shaun Morris                        --               --                 --
Kate Blankenship                    2,000          $ 13.82   November 8, 2004
                                    1,000          $ 13.48   October 31, 2005
                                    1,000          $ 11.73   February 5, 2007
                                   13,000        NOK 44.50    January 1, 2003
                                    9,000          NOK 120   January 22, 2006
Ola Lorentzon                      50,000           NOK 59    January 1, 2003
                                   18,000          NOK 120   January 22, 2006
Tom E. Jebsen                      20,000        NOK 44.50    January 1, 2003
                                    7,500          NOK 120   January 22, 2006

At May 31, 2001 the Norwegian Kroner:US Dollar exchange rate was
NOK 9.235:$ 1.00

The options held by the directors and officers have all been granted under the Bermuda Plan discussed below.

As of May 31, 2001, 396,500 of the authorised and unissued
Ordinary Shares were reserved for issue pursuant to subscription under options granted under the Company's share option plans.

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

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The Company is indirectly controlled by another corporation (see below). The following table presents certain information regarding the current ownership of the Ordinary Shares with respect to (i) each person who is known by the Company to own more than 5 per cent of the Company's outstanding Ordinary Shares; and (ii) all directors and officers as a group as of May 31, 2001.

                                               ORDINARY SHARES
OWNER                                       AMOUNT       PER CENT

Hemen Holding Ltd. and associated
 companies (1)                              34,579,054     44.90%

Neuberger Berman LLC                         8,223,307     10.68%

All Directors and Officers as a group
 (seven persons) (2)                        34,657,506     45.00%

(1) Hemen Holding Ltd. is a Cyprus holding company indirectly controlled by Mr. John Fredriksen, Chairman and Chief Executive Officer of the Company.
(2) Includes Ordinary Shares held by Hemen Holding Ltd. and associated companies indirectly controlled by Mr. John Fredriksen.

At June 13, 2000 and June 30, 1999 Hemen Holding Ltd. ("Hemen") held 46.25% and 53.02% and of the Company's Ordinary Shares, respectively.

The Company's major shareholders have the same voting rights as other shareholders of the Company.

As at May 31, 2001, 19,876,270 of the Company's Ordinary Shares, of which 5,430,262 are held in the form of ADRs, are held by 62 holders of record in the United States.

No corporation of foreign government owns more than 50% of the Company's outstanding Ordinary Shares.

The Company is not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

B. RELATED PARTY TRANSACTIONS

During 1996, 1997 and January 1998, Frontline received options to assume newbuilding contracts for the construction and purchase of five Suezmax tankers at the Hyundai Heavy Industries Co. Ltd. shipyard in South Korea for delivery in 1998 and 2000 from single-ship owning companies (the "Suezmax Newbuilding Companies") affiliated with Hemen. Hemen is the Company's largest shareholder and is indirectly controlled by Mr. John Fredriksen, Chairman and Chief Executive Officer of the Company. The first three of the Suezmax tankers were delivered during 1998. The remaining two vessels were delivered in February and April, 2000.

During 1997, Frontline received options to assume from other Hemen affiliated parties, five newbuilding contracts for the construction and purchase of five VLCC tankers. These options were exercised in March 1998. The first two VLCC newbuildings were delivered in 1998, the third in January 1999 and the remaining two were delivered in mid 1999.

In June 1998, the Company obtained the Metrogas Loan of $87.5 million to finance the acquisition of the five VLCC newbuilding contracts described above. At December 31, 1998, an amount of $89 million was outstanding in respect of the Metrogas Loan, including interest accrued thereon. In the year ended December 31, 1998, the Metrogas Loan bore interest at the rate of 6.75 per cent. Interest expense recorded by the Company in 1998 in respect of this loan was $3,780,772. On September 30, 1999, $35 million of the $89 million Metrogas Loan was converted to equity by the issuance of 8,230,000 shares at an issue price of NOK 33.00 per share. In connection with this conversion, Metrogas offered $15 million of the resulting ordinary shares to existing Frontline shareholders and warrant holders, excluding US persons. In connection with this secondary offering by Metrogas, Frontline bore costs of the offering of $15,000. At December 31, 1999, an amount of $56.7 million was outstanding in respect of the Metrogas Loan, including interest accrued thereon. On February

25, 2000, $30 million of the Metrogas Loan was converted to equity, resulting in the issuance of 4,350,000 ordinary shares at an issue price of NOK 57.50 per share. In connection with this conversion, Metrogas offered 2,000,000 of the resulting ordinary shares to existing Frontline shareholders and warrant holders, excluding US persons. In August 2000, the outstanding principal amount of $24.0 million on the Metrogas Loan was repaid in full, together with $4.3 million accrued thereon. In the years ended December 31, 2000 and 1999, the Metrogas Loan bore interest at the rate of 8.0 per cent and the Company incurred interest costs of $1.6 million and $5.4 million, respectively, of which $2.7 million was expensed in 1999.

In addition to the lending arrangement described above, Hemen affiliated parties have, during the period 1998 to 2000, provided additional short term financing to the Company. Such financing bore interest at a rate of between 6.75 and 8.8 per cent per annum in 2000 and 6.75 per cent in both 1999 and 1998. Interest expense recorded by the Company in 2000 in respect of such financing was $1,095,380 (1999 - $428,291, 1998 - $550,803).

In September 2000, Frontline acquired a 1993-built VLCC, the "Front Ace" from a company affiliated with Hemen. This vessel was acquired for a price of $53 million which was based on three independent valuations less a $1 million discount compared to appraised market value.

On December 5, 2000, a subsidiary of Frontline made a short-term loan of $20 million to World Shipholding Ltd., a company affiliated with Hemen. This loan was repaid in full on February 6, 2001 together with fees and interest of $349,680, of which $115,000 was recorded by the Company in 2000 and $234,680 will be recorded in 2001.

On December 28, 2000, the Company and Overseas Shipholding Group Inc. ("OSG") entered into an agreement with Osprey Maritime Ltd. ("Osprey") to acquire the two VLCCs Golar Edinburgh and Golar Dundee. The agreement was signed on behalf of a joint venture company to be owned 50.1 per cent by the Company and 49.9 per cent by OSG. The purchase price for the vessels, which were delivered in the first quarter of 2001 was $53 million each. At December 31, 2000, World Shipholding Ltd. held more than 50 per cent of the shares in Osprey. In February, 2001, World Shipholding Ltd. took control of Osprey.

C. INTERESTS OF EXPERTS AND COUNSEL

Not Applicable

ITEM 8.  FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18.

LEGAL PROCEEDINGS

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

DIVIDEND POLICY

The Company has not paid regular quarterly or annual dividends since 1997 and its has been the Company's policy since that time to pay dividends only when considered appropriate by the Company's Board of Directors. On May 8, 2001, the Company announced a dividend of $1.00 per share, payable to holders of record as of May 21, 2001. The timing and amount of dividends, if any, will depend upon the Company's results of operations, financial condition, cash requirements, restrictions in financing arrangements and other relevant factors.

B. SIGNIFICANT CHANGES

Not Applicable

ITEM 9.  THE OFFER AND LISTING

Not applicable except for Item 9.A. 4. and Item 9. C

The Company's Ordinary Shares are traded on the Oslo Stock Exchange ("OSE") under the Symbol "FRO" and on the London Stock Exchange ("LSE") under the symbol "FRO" ("LOFS" prior to May 13,
1998). Prior to the transfer of Frontline to Bermuda and subsequent listing of its ordinary shares on the OSE, Frontline AB's shares were listed on the Stockholm Stock Exchange ("SSE").

The Company's ADSs, each of which represents one Ordinary Share, are traded on the Nasdaq National Market under the symbol "FRONY" ("LOFSY" prior to May 12, 1998). The ADSs are evidenced by American Depositary Receipts ("ADRs"). The ADRs are issued by The Bank of New York as Depositary. The Company has announced its intention to list the Ordinary Shares on the New York Stock

Exchange and has given notice of termination of the ADR program to the Bank of New York as Depositary.

The Nasdaq National Market is the Company's "primary listing". As an overseas company with a secondary listing on the LSE, the Company is not required to comply with certain listing rules applicable to companies with a primary listing on the LSE. The listing on the OSE is also a secondary listing.

The following table sets forth, for the five most recent fiscal years, the high and low prices for the Ordinary Shares on the OSE and the SSE, the high and low prices for the ADSs as reported by the Nasdaq National Market and the high and low prices for the Ordinary Shares on the LSE.

                     SSE              OSE               NASDAQ                LSE
                HIGH    LOW     HIGH       LOW       HIGH      LOW       HIGH       LOW
FISCAL YEAR ENDED
DECEMBER 31

2000              -       -   NOK164.00   NOK37.00   $18.250   $3.938  12.25 GBP  1.925 GBP
1999              -       -    NOK45.00   NOK16.00    $4.250   $3.000   3.05 GBP  1.725 GBP
1998              -       -    NOK92.00    NOK8.00   $14.500   $3.125   9.20 GBP   3.00 GBP
1997          SEK89   SEK70   NOK121.00   NOK86.00   $16.000  $11.750   9.70 GBP   6.60 GBP
1996          SEK69   SEK51           -          -   $14.750  $11.813  10.60 GBP   6.70 GBP

The following table sets forth, for each full financial quarter for the two most recent fiscal years, the high and low prices for the Ordinary Shares on the OSE, the high and low prices for the ADSs as reported by the Nasdaq National Market and the high and low prices for the Ordinary Shares on the LSE.

                          OSE                   NASDAQ                   LSE
                   HIGH          LOW        HIGH      LOW         HIGH         LOW
FISCAL YEAR ENDED
  DECEMBER 31, 200
First quarter      NOK82.50    NOK37.00     $9.785    $3.938     3.00 GBP     1.925 GBP
Second quarter    NOK106.00    NOK64.00     $12.50    $5.688     3.50 GBP     2.825 GBP
Third quarter     NOK163.00    NOK98.00    $17.875   $14.750     12.25 GBP    3.50 GBP
Fourth quarter    NOK164.00   NOK103.00    $18.250   $11.375     11.95 GBP    8.55 GBP
FISCAL YEAR ENDED
  DECEMBER 31, 1999
First quarter      NOK23.50    NOK16.50      $3.63     $3.00     3.05 GBP     2.35 GBP
Second quarter     NOK29.30    NOK16.00      $3.75     $3.00     3.00 GBP     2.35 GBP






Third quarter      NOK33.00    NOK26.00      $4.25     $3.00     3.00 GBP     1.78 GBP
Fourth quarter     NOK45.00    NOK32.30      $4.13     $3.50     1.93 GBP     1.73 GBP

The following table sets forth, for the most recent six months, the high and low closing prices for the Ordinary Shares on the OSE, the high and low prices for the ADSs as reported by the Nasdaq National Market and the high and low prices for the Ordinary Shares on the LSE.

                          OSE                   NASDAQ                   LSE
                   HIGH          LOW        HIGH      LOW         HIGH         LOW
May 2001          NOK222.00   NOK155.00    $24.500   $17.500     16.495 GBP   12.468 GBP
April 2001        NOK192.00   NOK152.00    $21.380   $17.000     14.625 GBP   12.075 GBP
March 2001        NOK162.50   NOK135.00    $18.188   $15.125     12.125 GBP   10.30 GBP
February 2001     NOK150.00   NOK102.50    $16.625   $11.750     10.90 GBP    8.65 GBP
January 2001      NOK120.00   NOK104.00    $14.000   $11.563     9.25 GBP     8.55 GBP
December 2000     NOK130.00   NOK103.00    $14.750   $11.375     10.00 GBP    8.55 GBP

The Company's Ordinary Shares have been thinly traded on the London Stock Exchange during 1998, 1999 and 2000.


ITEM 10. ADDITIONAL INFORMATION

A.  SHARE CAPITAL

Not Applicable

B.  MEMORANDUM AND ARTICLES OF ASSOCIATION

The Memorandum of Association of the Company has previously been filed as Exhibit 3.1 to the Company's Registration Statement on Form F-1, (Registration No. 33-70158) filed with the Securities and Exchange Commission on October 12, 1993, and is hereby incorporated by reference into this Annual Report.

In connection with the Amalgamation, on May 11, 1998, the Company adopted revised Bye-laws. These Amended and Restated Bye-Laws of the Company as adopted by shareholders on May 11, 1998, have previously been filed with the Securities and Exchange Commission on June 12, 1998 as Exhibit 1.1 to the Company's Annual Report on Form 20-F for the transition period ended December 31, 1997 and are hereby incorporated by reference into this Annual Report.

The action necessary to change the rights of holders of the stock and the conditions governing the manner in which annual general meetings and extraordinary meetings if shareholders are convoked, including the conditions of admission, are described in the Company's Bye-laws filed with the Securities and Exchange Commission on June 12, 1998 as Exhibit 1.1 to the Company's Annual Report on Form 20-F for the transition period ended December 31, 1997 and are hereby incorporated by reference into this Annual Report.

The Company's Bye-laws contain certain restrictions with respect to the registration of shares which are summarised below:

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

The Company has in place a Shareholders Rights Plan that would have the effect of delaying, deferring, preventing a change in control of the Company. The Shareholders Rights Plan has been filed as part of the Form 8-A filed with the Securities and

Exchange Commission on December 9, 1996, and is hereby incorporated by reference into this Annual Report.

C.  MATERIAL CONTRACTS

As described in Item 4., "Information on the Company", the Company sponsored a plan of reorganisation ("Plan") for Golden Ocean in the United States Bankruptcy Court for the District of Delaware. The Plan became effective on October 10, 2000, at which time the Company acquired Golden Ocean. As part of the Plan, the Company paid an aggregate amount of approximately $63 million and issued an aggregate of 1,245,998 Ordinary Shares to holders of allowed claims against Golden Ocean.

D.  EXCHANGE CONTROLS

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

E.  TAXATION

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

F.  DIVIDENDS AND PAYING AGENTS

Not Applicable

G.  STATEMENT BY EXPERTS

Not Applicable

H.  DOCUMENTS ON DISPLAY

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements the Company files reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Northwestern Atrium Center, Chicago, Illinois 60661. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, documents referred to in this annual report may be inspected at the Company's headquarters at Mercury House, 101 Front Street, Hamilton, Bermuda.

I.  SUBSIDIARY INFORMATION

Not Applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
         RISK

The Company is exposed to various market risks, including interest rates and foreign currency fluctuations. The Company uses interest rate swaps to manage interest rate risk. The Company has not entered into any financial instruments for speculative or trading purposes.

The exposure to interest rate risk relates primarily to its debt and related interest rate swaps. The majority of this exposure is the floating rate debt, which totalled $1,439.5 million at December 31, 2000 (1999: $904.5 million). The Company has entered into interest rate swap agreements to manage its exposure with interest rates by locking in fixed interest rates from floating rates. At December 31, 2000, there were nine swaps with a total notional principal of $373.5 million (1999: ten swaps with notional principal of $293.7 million). The swap agreements have various maturity dates from May 2001 to August 2008, and the Company would have a loss $0.2 million if it were to terminate the agreements as of December 31, 2000 (1999 -- gain of $5.8 million). The maximum exposure to the interest rate fluctuations is $1,066.0 million at December 31, 2000 (1999: $610.8 million).
A one per cent change in interest rates would increase (decrease) the interest expense by $10.7 million per year as of December 31, 2000 (1999: $6.1 million).

The fair market value of the fixed rate debt on the balance sheet was $93.3 million as of December 31, 2000 (1999: $168.5 million). If the interest rate was to increase (decrease) by one per cent with all other variables remaining constant, the market value of the fixed rate debt would decrease (increase) by approximately $1.5 million (1999: $3.4 million).

Marketable equity securities held by the Company are considered to be available-for-sale securities and as such are carried at fair value with resulting unrealised gains and losses, net of deferred taxes if any, recorded as a separate component of other comprehensive income in stockholders' equity. As a result, the Company's equity is exposed to fluctuations in the share price of marketable securities considered to be available-for-sale. A ten per cent change in the market value of such securities would increase (decrease) equity by $0.4 million as of December 31, 2000 (1999- $1.1 million).

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

dollars for the Company's consolidated financial statements. Certain of the Company's subsidiaries have Yen denominated long-term debt and charter contracts denominated in Yen. There is a risk that currency fluctuations will have a negative effect on the value of the Company's cashflows. At December 31, 2000 the Company had Yen denominated long-term debt of Yen 15,587,000,000. The Company has not entered into forward contracts for either transaction or translation risk, which may have an adverse effect on the Company's financial condition and results of operations.

ITEM 12. DESCRIPTION OF SECURITIES

Not Applicable

                             PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
         AND USE OF PROCEEDS

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

ITEM 15. RESERVED

ITEM 16. RESERVED

                            PART III

ITEM 17. FINANCIAL STATEMENTS

Not Applicable

ITEM 18. FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F-55 are filed as part of this annual report:

FINANCIAL STATEMENTS FOR FRONTLINE LTD.

Index to Consolidated Financial Statements                    F-1

Report of Independent Accountants                             F-2

Report of Independent Accountants                             F-4

Report of Independent Accountants                             F-5

Consolidated Statements of Operations for the years ended
December 31, 2000, 1999 and 1998                              F-7

Consolidated Balance Sheets as of
December 31, 2000 and 1999                                    F-9

Consolidated Statements of Cash Flows for the years ended
December 31, 2000, 1999 and 1998                             F-11

Consolidated Statements of Changes in Stockholders' Equity
for the years ended December 31, 2000, 1999 and 1998         F-13

Notes to Consolidated Financial Statements                   F-15

The following financial statements listed below and previously filed by the Company, are incorporated by reference to the Company's Annual Report on Form 20-F for the Year Ended December
31, 1999 filed on June 28, 2000. These financial statements were set forth on pages F-28 through F-47 of such Form 20-F:

FINANCIAL STATEMENTS FOR ICB SHIPPING AB.

Index to Consolidated Financial Statements

Report of Independent Accountants

Consolidated Statements of Operations for the years ended
December 31, 1998 and 1997

Consolidated Balance Sheets as of December 31, 1998 and 1997

Consolidated Statements of Changes in Financial Position for the years ended December 31, 1998 and 1997

Notes to Consolidated Financial Statements

All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required, are inapplicable or have been disclosed in the Notes to the Consolidated Financial Statements are therefore have been omitted.

ITEM 19. EXHIBITS

NUMBER   DESCRIPTION OF EXHIBIT

1.1* Memorandum of Association of the Company, incorporated by reference to Exhibit 3.1 of the Company's
         Registration Statement on Form F-1, Registration No. 33-
         70158 filed on October 12, 1993 (the "Original
         Registration Statement").

1.2* Amended and Restated Bye-Laws of the Company as adopted by shareholders on November 15, 1993, incorporated by reference to Exhibit 3.3 of the Original Registration
         Statement.

1.3* Amended and Restated Bye-Laws of the Company as adopted by shareholders on May 11, 1998, (filed in proposed form as Exhibit C to the Form F-4 Registration Statement, filed April 13, 1998 the "Amalgamation Registration Statement") incorporated by reference to Exhibit 1.1 of the Company's Annual Report on Form 20-F for the transition period ended December 31, 1997.

2.1* Form of Ordinary Share Certificate, incorporated by reference to Exhibit 4.1 of the Original Registration
         Statement.

2.2* Form of Deposit Agreement dated as of November 24, 1993, among Frontline Ltd. (F/K/A London & Overseas Freighters Limited), The Bank of New York as Depositary, and all Holders from time to time of American Depositary Receipts issued thereunder, including form of ADR, incorporated by reference to Exhibit 4.2 of the Original Registration Statement.

2.3 Form of Deposit Agreement dated as of November 24, 1993, as amended and restated as of May 29, 2001, among Frontline Ltd. (F/K/A London & Overseas Freighters
         Limited), The Bank of New York as Depositary, and all

         Holders from time to time of American Depositary
         Receipts issued thereunder, including form of ADR.

2.4*     Rights Agreement (the "Rights Agreement") between the
         Company and the Bank of New York incorporated by reference to Exhibit 1.3 of the Company's Registration
         Statement on Form 8-A, File No.0-22704 filed on December
         9, 1996.

2.5* Amendment No. 1 to the Rights Agreement incorporated by reference to Exhibit 4.3 of the Amalgamation
         Registration Statement.

2.6* The Subregistrar Agreement related to the registration of certain securities issued by Frontline Ltd. in the Norwegian Registry of Securities between Frontline Ltd. and Christiania Bank og Kreditkasse ASA together with the Form of Warrant Certificate and Conditions attaching thereto, incorporated by reference to Exhibit 1.1 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1998.

4.1* Form of United Kingdom Share Option Plan, incorporated by reference to Exhibit 10.1 of the Original
         Registration Statement.

4.2* Form of Bermuda Share Option Plan, incorporated by reference to Exhibit 10.2 of the Original Registration
         Statement.

4.3*     The Subordinated Convertible Loan Facility Agreement USD
         89,000,000 dated July 13, 1999, between Frontline Ltd.
         as Borrower and Metrogas Holdings Inc. as Lender, incorporated by reference to Exhibit 2.1 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1998.

4.4* Master Agreement, dated September 22, 1999, among Frontline AB and Frontline Ltd (collectively "FL"), Acol Tankers Ltd. ("Tankers"), ICB Shipping AB ("ICB"), and Ola Lorentzon (the "Agent"), incorporated by reference to Exhibit 3.1 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1999.

8.1      Subsidiaries of the Company.

10.1 The Company's Plan of Reorganization for Golden Ocean Group Limited, Golden Ocean Tankers Limited and Channel Rose Holdings Inc. under Chapter 11 of the United States Bankruptcy Code dated as of July 7, 2000, as amended.

10.2* Financial Statements of ICB Shipping AB, incorporated by reference to Item 19 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1999.

* Incorporated herein by reference.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF FRONTLINE LTD.

Report of Independent Accountants...........................F-2

Report of Independent Accountants...........................F-4

Report of Independent Accountants...........................F-5

Consolidated Statements of Operations for the years ended
December 31, 2000, 1999 and 1998............................F-7

Consolidated Balance Sheets as of December 31, 2000
  and 1999..................................................F-9

Consolidated Statements of Cash Flows for the years ended
December 31, 2000, 1999 and 1998............................F-11

Consolidated Statements Changes in Stockholders'
Equity for the years ended December 31, 2000,
1999 and 1998...............................................F-13

Notes to Consolidated Financial Statements..................F-15

Report of Independent Accountants

TO THE BOARD OF DIRECTORS
AND STOCKHOLDERS OF FRONTLINE LTD.

In our opinion, based on our audits and the reports of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows and changes in stockholders' equity present fairly, in all material respects, the financial position of Frontline Ltd. at December 31, 2000 and 1999 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Golden Ocean Group Limited, a wholly-owned subsidiary, which statements reflect total assets of approximately $535.1 million at December 31, 2000 and total revenues of approximately $23.1 million for the period from October 10, 2000 (date of acquisition) to December 31, 2000. In addition, we did not audit the financial statements of ICB Shipping AB, a wholly-owned subsidiary, which is reflected in the financial statements referred to above on a consolidated basis as of and for the year ended December 31, 1999 and using the equity method of accounting as of and for the year ended December 31, 1998. The financial statements of ICB Shipping AB reflect total assets of approximately $462.5 million as of December 31, 1999 and total revenues of approximately $125.8 million for the year ended December 31, 1999, in conformity with generally accepted accounting principles in Sweden. The Company's net investment in ICB Shipping AB was approximately $196.4 million at December 31, 1998, and the share in results from ICB Shipping AB for the year ended December 31, 1998 was approximately $14.2 million, in conformity with generally accepted accounting principles in the United States. We have audited adjustments necessary to convert the 1999 ICB Shipping AB financial statements to accounting principles generally accepted in the United States. The financial statements of Golden Ocean Group Limited and ICB Shipping AB were audited by other auditors whose reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Golden Ocean Group Limited and ICB Shipping AB, is based solely on the reports of the other auditors and our audit of the adjustments necessary for a presentation in accordance with generally accepted accounting principles in the United States. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

PricewaterhouseCoopers DA

Oslo, Norway
June 12, 2001

GOLDEN OCEAN GROUP LIMITED
Report of Independent Accountants


TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF GOLDEN OCEAN GROUP
LIMITED


We have audited the consolidated balance sheet of Golden Ocean Group Limited and subsidiaries as of December 31, 2000 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the period from October 10 to December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Golden Ocean Group Limited and subsidiaries as of December 31, 2000, and the consolidated results of their operations and their cash flows for the period from October 10 to December 31, 2000, in conformity with generally accepted accounting principles in the United States.

As more fully explained in notes 1 and 19 to the consolidated financial statements Golden Ocean Group Limited and two subsidiaries filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code on January 14, 2000. A Plan of Reorganisation became effective on October 10, 2000.


Moore Stephens Chartered Accountants
London, England
Date, February 22, 2001

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


Stockholm, Sweden
April 12, 1999, except for the paragraph regarding Note 21 as to which the date is January 25, 2000

Per Bergman
Authorized Public Accountant
KPMG

Frontline Ltd.
Consolidated Statements of Operations for the years ended
December 31, 2000, 1999 and 1998
(in thousands of $, except per share data)

                                     2000      1999      1998
                                                       (restated)
Operating revenues
    Time charter revenues          31,590     29,880    14,575
    Bareboat charter revenues       8,753          -         -
    Voyage charter revenues       656,917    339,996   255,830
    Voyage expenses and
       commission                 (97,316)  (116,662)  (66,545)
-----------------------------------------------------------------
    Net operating revenues        599,944    253,214   203,860
-----------------------------------------------------------------
Gain (loss) on sale of assets       1,160    (37,779)   (1,514)
Operating expenses
    Ship operating expenses        88,455     92,708    55,586
    Charterhire expenses           34,351     31,719    14,889
    Administrative expenses         9,326     11,783     7,757
-----------------------------------------------------------------
    Total operating expenses      132,132    136,210    78,232
-----------------------------------------------------------------
Net operating income before
  depreciation                    468,972     79,225   124,114
-----------------------------------------------------------------
    Depreciation and amortisation  92,880     91,435    51,659
-----------------------------------------------------------------
Net operating income (loss) after
  depreciation                    376,092    (12,210)   72,455
-----------------------------------------------------------------
Other income (expenses)
    Interest income                 6,858      7,561     2,998
    Interest expense              (96,174)   (88,728)  (59,320)
    Share in results from
      associated companies         12,817      3,067    12,985
    Foreign currency exchange
      gain (loss)                  14,563     (1,123)      669
    Other financial items            (248)       283     2,096
-----------------------------------------------------------------
    Net other expenses            (62,184)   (78,940)  (40,572)
Net income (loss) before income
    taxes and minority interest   313,908    (91,150)   31,883
Minority interest                       -      4,245         -
Income taxes                           41         (9)       30
-----------------------------------------------------------------
Net income (loss)                 313,867    (86,896)   31,853
=================================================================

Earnings (loss) per share
    Basic                          $ 4.28    $ (1.76)   $ 0.69
    Diluted                        $ 4.27    $ (1.76)   $ 0.69
=================================================================

See accompanying Notes that are an integral part of these Consolidated Financial Statements

Frontline Ltd.
Consolidated Balance Sheets as of December 31, 2000 and 1999
(in thousands of $)

                                            2000          1999
ASSETS
Current Assets
    Cash and cash equivalents            103,514        65,467
    Restricted cash                       12,580           800
    Marketable securities                  3,713        10,867
    Trade accounts receivable             95,769        12,528
    Other receivables                     35,252        15,765
    Inventories                           11,190        14,280
    Voyages in progress                   22,259        14,412
    Prepaid expenses and accrued income    8,372         3,628
-----------------------------------------------------------------
    Total current assets                 292,649       137,747
Newbuildings and vessel purchase
  options                                 36,326        32,777
Vessels and equipment, net             2,254,921     1,523,112
Vessels and equipment under capital
  lease, net                             108,387             -
Investment in associated companies        27,361        16,274
Deferred charges                           5,836         4,680
Other long-term assets                    41,123             -
Goodwill                                  14,385        12,203
-----------------------------------------------------------------
    Total assets                       2,780,988     1,726,793
=================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
    Short-term debt and current portion
      of long-term debt                  212,767       116,814
    Current portion of obligations under
      capital leases                       7,888
    Trade accounts payable                10,610         8,001
    Accrued expenses                      40,777        37,880
    Deferred charter revenue               2,577             -
    Provisions for drydocking             11,440         6,517
    Other current liabilities              4,332
-----------------------------------------------------------------
    Total current liabilities            290,391       169,212
Long-term liabilities
    Long-term debt                     1,331,372       962,880
    Obligations under capital leases     101,875
    Provisions for drydocking             19,727        16,562
    Other long-term liabilities            2,063         1,888
-----------------------------------------------------------------
    Total liabilities                  1,745,428     1,150,542
Commitments and contingencies

Minority interest                          6,070        18,951
Stockholders' equity
    Share capital                        195,172       152,405
    Additional paid in capital           576,677       462,474
    Warrants and options                   7,662         9,333
    Accumulated other comprehensive
      income (loss)                       (3,579)       (6,603)
    Retained earnings (accumulated
      deficit)                           253,558       (60,309)
-----------------------------------------------------------------
    Total stockholders' equity         1,029,490       557,300
-----------------------------------------------------------------
    Total liabilities and stockholders'
      equity                           2,780,988     1,726,793
=================================================================
See accompanying Notes that are an integral part of these Consolidated Financial Statements

Frontline Ltd.
Consolidated Statements of Cash Flows for the years ended December 31, 2000, 1999 and 1998
(in thousands of $)
                                     2000      1999      1998
                                                       (restated)
Operating activities
Net income (loss)                  313,867   (86,896)   31,853
Adjustments to reconcile net income
    (loss) to net cash
    provided by operating activities:
    Depreciation and amortisation   92,880    91,435    51,659
    Amortisation of deferred
      charges                        1,005     2,922     3,021
    (Gain) loss from sale of
      assets                        (1,160)   37,199     1,125
    Share in results from
    associated companies           (12,817)   (3,067)  (12,985)
    Unrealised foreign exchange
      gain                         (14,794)        -         -
    Other, net                      (1,552)        -    (2,532)
    Changes in operating assets
      and liabilities, net of
      effect of acquisitions:
    Trade accounts receivable      (80,758)   (2,676)   (2,710)
    Other receivables              (19,489)    1,521     1,089
    Inventories                      3,560    (4,915)   (1,351)
    Voyages in progress             (7,847)   (1,153)    1,072
    Prepaid expenses and accrued
      income                        (1,903)    2,049     5,208
    Trade accounts payable          (7,866)   (1,824)    1,513
    Accrued expenses                 2,972     2,805    (5,001)
    Deferred charter revenue        (2,019)        -         -
    Provisions for drydocking        6,858     7,158     2,408
    Other, net                         645     1,928    (4,777)
-----------------------------------------------------------------
    Net cash provided by operating
      activities                   271,582    46,486    69,592
-----------------------------------------------------------------
Investing activities
    Maturity (placement) of
      restricted cash               (4,648)    1,116    (1,916)
    Additions to newbuildings,
      vessels and equipment       (435,980) (200,736) (352,003)
    Proceeds from sale of vessels
      and equipment                  1,315   239,043   211,954
    Acquisition of businesses
      (net of cash acquired)       (41,912)  126,000         -
    Investment in associated
      companies                     (3,993)    4,210   (10,430)
    Investment in marketable
      securities                      (983)        -         -
    Investment in debt             (38,553)        -         -
    Dividends received from
      associated companies           2,346     3,246     8,048
    Proceeds from sales of other
      assets                        25,490     2,653       392
-----------------------------------------------------------------
    Net cash provided by (used in)
      investing activities        (496,918)  175,532  (143,955)
-----------------------------------------------------------------
Financing activities
    Proceeds from long-term debt   384,690   505,875   327,849
    Repayments of long-term debt
      and debentures              (209,711) (679,210) (265,211)
    Payment of obligations under
      capital leases                (1,990)        -         -
    Debt fees paid                  (2,161)   (3,068)   (1,113)
    Cash dividends paid                  -    (4,714)        -
    Purchase of minority interest  (12,020) (104,148)        -
    Proceeds from issuance of
      equity                       104,575    54,680         2
-----------------------------------------------------------------
    Net cash (used in) provided
       by financing activities     263,383  (230,585)   61,527
-----------------------------------------------------------------
Net increase (decrease) in cash
    and cash equivalents            38,047    (8,567)  (12,836)
Cash and cash equivalents at
    beginning of year               65,467    74,034    86,870
Cash and cash equivalents at
    end of year                    103,514    65,467    74,034
=================================================================
Supplemental disclosure of cash
    flow information:
    Interest paid, net of
      capitalised interest          92,954    94,633    60,944
    Income taxes paid                   26         -        31
=================================================================
See accompanying Notes that are an integral part of these Consolidated Financial Statements

Frontline Ltd.
Consolidated Statements of Changes in Stockholders' Equity for the years ended
December 31, 2000, 1999 and 1998
(in thousands of $, except number of shares)

                              2000        1999      1998
                                                    (restated)

NUMBER OF SHARES OUTSTANDING
Balance at beginning of
  year                     60,961,860   46,106,860  46,105,860
Shares issued              19,256,967   14,855,000       1,000
Shares bought back         (2,150,016)           -           -
-----------------------------------------------------------------
Balance at end of year     78,068,811   60,961,860  46,106,860
-----------------------------------------------------------------

SHARE CAPITAL
Balance at beginning of year  152,405      115,267     115,265
Shares issued                  48,142       37,138           2
Shares bought back             (5,375)           -           -
-----------------------------------------------------------------
Balance at end of year        195,172      152,405     115,267
-----------------------------------------------------------------

ADDITIONAL PAID IN CAPITAL
Balance at beginning of year  462,474      435,932     435,932
Shares issued                 134,005       26,542           -
Shares bought back            (19,802)           -           -
-----------------------------------------------------------------
Balance at end of year        576,677      462,474     435,932
-----------------------------------------------------------------

WARRANTS AND OPTIONS
Balance at beginning of year    9,333        9,333       9,333
Options and warrants exercised
  or expired                   (1,671)           -           -
-----------------------------------------------------------------
Balance at end of year          7,662        9,333       9,333
-----------------------------------------------------------------

ACCUMULATED OTHER COMPREHENSIVE
INCOME (LOSS)
Balance at beginning of year   (6,603)      (3,545)        746
Other comprehensive income
  (loss)                        3,024       (3,058)     (4,291)
-----------------------------------------------------------------
Balance at end of year         (3,579)      (6,603)     (3,545)
-----------------------------------------------------------------

RETAINED EARNINGS (ACCUMULATED
DEFICIT)
Balance at beginning of year  (60,309)      26,587      (5,266)
Net income (loss)             313,867      (86,896)     31,853
-----------------------------------------------------------------
Balance at end of year        253,558      (60,309)     26,587
-----------------------------------------------------------------
Total Stockholders' Equity  1,029,490      557,300     583,574
-----------------------------------------------------------------

COMPREHENSIVE INCOME (LOSS)
Net (loss) income             313,867      (86,896)     31,853
 Unrealised holding
 gains (losses)                 3,138       (2,843)          -
 Unrealised holding (losses) gains
    in associated companies                      -      (3,013)
Foreign currency translation     (114)        (215)     (1,278)
-----------------------------------------------------------------
 Other comprehensive
    income (loss)               3,024       (3,058)     (4,291)
-----------------------------------------------------------------
Comprehensive income (loss)   316,891      (89,954)     28,122
-----------------------------------------------------------------

See accompanying Notes that are an integral part of these Consolidated Financial Statements

1.  GENERAL

    Frontline Ltd. (the "Company" or "Frontline") is a Bermuda based shipping company engaged primarily in the ownership and operation of oil tankers, including oil/bulk/ore ("OBO") carriers. The Company operates tankers of two sizes: very large crude carriers ("VLCCS") which are between 200,000 and 320,000 deadweight tons ("dwt"), and Suezmaxes, which are vessels between 120,000 and 170,000 dwt. In addition, through a corporate acquisition completed in October 2000, the Company has acquired a fleet of dry bulk carriers that includes Capesize, Panamax and Handymax bulkers as well as interests in 14 VLCCs. The Company operates through subsidiaries and partnerships located in Bermuda, Liberia, Norway, Panama, Singapore and Sweden. The Company is also involved in the charter, purchase and sale of vessels.

    The Company has its origin in Frontline AB, which was founded in 1985, and which was listed on the Stockholm Stock Exchange from 1989 to 1997. In May 1997, a decision was made to redomicile Frontline AB from Sweden to Bermuda and to list its shares on the Oslo Stock Exchange. The change of domicile was executed through a share for share exchange offer from the then newly formed Frontline Ltd. in Bermuda. Frontline Ltd. was incorporated under the laws of Bermuda on April 29, 1997 for the purpose of succeeding to the business of Frontline AB and, commencing in June 1997, the shares in Frontline AB were exchanged for shares in Frontline. The ordinary shares of Frontline were thereafter listed on the Oslo Stock Exchange and delisted from the Stockholm Stock Exchange.

    In September 1997 Frontline initiated an amalgamation with London & Overseas Freighters Limited ("LOF"). This process was completed in May 1998. In the business combination (discussed in detail below), which left LOF as the surviving company, Frontline's shareholders exchanged Frontline shares for LOF shares and LOF was subsequently renamed Frontline Ltd. As a result of this transaction, Frontline became listed on the London Stock Exchange and on the NASDAQ National Market in addition to its listing on the Oslo Stock Exchange. LOF originally commenced operations in 1948 as a U.K. company ("LOF plc") and was listed on the London Stock Exchange in 1950. LOF was incorporated under the laws of Bermuda on June 12, 1992 for the purpose of succeeding to the business of LOF plc. In November 1993, the shares of LOF were listed on the Nasdaq National Market in the form of American Depositary Shares ("ADSs"), each ADS representing ten LOF shares.

    In December 1999, Frontline entered into an agreement with five other shipowners, A.P. Moller, Euronav Luxembourg SA,

    Osprey Maritime Ltd., Overseas Shipholding Group Inc. and Reederei "Nord" Klaus E. Oldendorff to establish a Marshall Islands corporation, Tankers International LLC ("Tankers"), to operate a pool of their respective VLCC fleets. Tankers commenced operations on February 1, 2000 with an initial fleet of 39 modern VLCCs. With the exception of the VLCCs committed to term charters, all of the Company's VLCCs are operated in the Tankers pool.

    BUSINESS COMBINATIONS AND ACQUISITIONS

    LONDON & OVERSEAS FREIGHTERS LIMITED

    On September 22, 1997, LOF announced that it had entered into an Agreement and Plan of Amalgamation (the "Amalgamation Agreement") with Frontline, providing for a business combination in a three-step transaction. On September 29, 1997, pursuant to the Amalgamation Agreement, Frontline commenced a cash tender offer (the "Offer") for at least 50.1 per cent and up to 90 per cent of the outstanding LOF ordinary shares and American Depositary Shares ("ADSs") for a price of $1.591 per ordinary share (or $15.91 per ADS). The Offer expired on October 28, 1997 and effective November 1, 1997 Frontline had acquired approximately 79.74 per cent of the outstanding LOF ordinary shares. (see Note 24).

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

    For the year ended December 31, 1999, ICB has been consolidated with effect from January 1, 1999. In connection with the ICB Agreement, four of the VLCCs owned by ICB, were sold to a companies controlled by the Angelicoussis family. This sale has resulted in Frontline recognising a loss on sale of vessels of $37.9 million in its consolidated statement of operations for the year ended December 31, 1999. Twenty employees of ICB have been made redundant as the result of the acquisition by Frontline and severance costs of approximately $1.4 million have been incurred in the year ended December 31, 1999. These costs are included in the determination of the purchase price of ICB.

    GOLDEN OCEAN GROUP LIMITED

    On October 10, 2000, Frontline took control of Golden Ocean Group Limited ("Golden Ocean"), a shipping group which holds interest in 14 VLCCs and 10 bulk carriers. On the same date Golden Ocean emerged from bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code. Most of the delivered tonnage of Golden Ocean is presently employed on medium to long term charters.

    On January 14, 2000, Golden Ocean and its fellow subsidiaries, Golden Ocean Tankers Limited and Channel Rose Holdings Inc. (together the "Debtors") filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code with the Clerk of the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"), and through this protection received an exclusive period of up to 120 days to file a Plan of Reorganisation. In February, March and April 2000, Frontline acquired a portion of Golden Ocean US$ 291 million Senior Notes due in August 2001. As one of Golden Ocean's largest creditors, Frontline announced that it would seek to be actively involved in the reorganisation process. On June 6, 2000, the Bankruptcy Court terminated Golden Ocean's exclusive period to file a plan of reorganisation, thereby permitting any party in interest to propose a plan.

    On July 7, 2000, Frontline filed a proposed plan of reorganisation (the "Plan of Reorganisation") and disclosure statement (the "Disclosure Statement") with the Bankruptcy Court which set forth the manner in which claims against and equity interests in the Debtors would be treated. Two other competing plans were filed within the time limit defined by the Bankruptcy Court. On August 4, 2000 the Bankruptcy Court approved on Frontline's Disclosure Statement and on August 14, 2000 approved the appointment of Frontline as manager of Golden Ocean's operations with immediate effect. The Plan of Reorganisation was approved by an overwhelming majority of holders of claims entitled to vote and was confirmed at a hearing on September 15, 2000.

    On October 10, 2000 the Plan of Reorganisation became effective and Frontline acquired the entire share capital of Golden Ocean. The total acquisition price paid, including amounts paid to settle allowed claims, was approximately $63.0 million, including 1,245,998 shares issued at a price of $15.65 per share. The acquisition of Golden Ocean has been accounted for using the purchase method. (See Note 11 and Note 24). Eighteen employees of Golden Ocean have been made redundant as the result of the acquisition by Frontline and severance costs of approximately $2.1 million have been incurred by Golden Ocean in the year ended December 31, 2000. These costs were included in the determination of the reorganised balance sheet and not in the determination of the purchase price.

    2.   ACCOUNTING POLICIES

    BASIS OF ACCOUNTING

    The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The consolidated financial statements include the assets and liabilities of the Company and its subsidiaries. Investments in companies in which the Company directly or indirectly holds more than 50 per cent of the voting control are consolidated. For the year ended December 1, 1999, ICB has been consolidated with effect from January 1, 1999. For the year ended December 31, 2000, Golden Ocean has been consolidated with effect from October 10, 2000. All intercompany balances and transactions have been eliminated on consolidation.

    Investments in companies in which the Company holds between 20 per cent and 50 per cent of an ownership interest, and over which the Company exercises significant influence, are accounted for using the equity method. The Company's financial statements have been restated for the years ended December 31, 1997 and 1998 to reflect the application of the equity method for the investment in ICB. The investment in ICB was previously accounted for as an available-for-sale security in accordance with SFAS 115 prior to this restatement (see Note 1). The Company records its investments in equity-method investees on the consolidated balance sheets as "Investment in associated companies" and its share of the investees' earnings or losses in the consolidated statements of operations as "Share in results from associated companies". The excess, if any, of the purchase price over the book value basis of the Company's investment in an equity method investee is included in the accompanying consolidated balance sheets in "Investment in associated companies".

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

    VESSELS AND EQUIPMENT UNDER CAPITAL LEASE

    The Company bareboat charters in certain vessels under agreements that are classified as capital leases. Depreciation of vessels under capital lease is calculated in the same manner as for owned vessels and included within depreciation and amortisation expense in the Statement of Operations.

    NEWBUILDINGS AND VESSEL PURCHASE OPTIONS

    The carrying value of the vessels under construction ("Newbuildings") represents the accumulated costs to the balance sheet date which the Company has had to pay by way of purchase instalments and other capital expenditures together with capitalised loan interest and associated finance costs. No charge for depreciation is made until the vessel is put into operation.

    Vessel purchase options are capitalised at the time option contracts are acquired or entered into. The Company reviews expected future cash flows, which would result from exercise of each option contract on a contract by contract basis to determine whether the carrying value of the option is recoverable. If the expected future cash flows are less than the carrying value of the option plus further costs to delivery, provision is made to write down the carrying value of the option to the recoverable amount. The carrying value of each option payment is written off as and when the Company adopts a formal plan not to exercise the option. Purchase price payments are capitalised and the total of the option payment, if any, and purchase price payment is transferred to cost of vessels, net upon exercise of the option and delivery of the vessel to the Company.

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

    REVENUE AND EXPENSE RECOGNITION

    Revenues and expenses are recognised on the accrual basis. Revenues are generated from freight billings, time charter and bareboat charter hires. The operating results of voyages in progress are estimated and recorded pro-rata on a per day basis in the consolidated statements of operations. Probable losses on voyages are provided for in full at the time such losses can be estimated. Time charter and bareboat charter revenues are recorded over the term of the charter as service is provided.

    The operating revenues and voyage expenses of the vessels operating in the Tankers pool, and certain other pool arrangements, are pooled and net operating revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula. The same revenue and expenses principles stated above are applied in determining the pool net operating revenues.

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

    The Company has from time to time entered into forward freight contracts in order to hedge exposure to the spot market for certain trade routes. These transactions involve entering into a contract to provide a theoretical voyage at an agreed rate. The fair values of the forward freight contracts are recognised in the financial statements.

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

    Transactions in foreign currencies during the year are translated into U.S. dollars at the rates of exchange in effect at the date of the transaction. Foreign currency monetary assets and liabilities are translated using rates of exchange at the balance sheet date. Foreign currency non-monetary assets and liabilities are translated using historical rates of exchange. Foreign currency transaction gains or losses are included in the consolidated statements of operations.

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

3.  ADOPTION OF NEW ACCOUNTING STANDARDS

    In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivatives and Hedging Activities" ("FAS 133"). SFAS 133 as amended by FAS 138, establishes accounting and reporting standards for derivative instruments and hedging activities. It requires an entity to recognise all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The Company adopted SFAS 133 in the first quarter of fiscal year 2001 and upon initial adoption recognised the fair value of its derivatives as assets of $0.4 million and liabilities of $0.6 million. A gain of $0.3 million was recognised in income and a charge of $0.5 million made to other comprehensive income.

    In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101, as amended, summarises certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in the financial statements. The Company adopted SAB 101 in the fourth quarter of fiscal 2000. The adoption of SAB 101 has not had a material effect on the Company's operations or financial position.

4.  SEGMENT INFORMATION

    The Company has two reportable segments: tankers, including oil bulk ore carriers, and dry bulk carriers. Prior to the acquisition of Golden Ocean in 2000, the Company had one reportable segment. Segment results are evaluated based on income from vessel operations before general and administrative expenses. The accounting policies used in the reportable segments are the same as those followed in the preparation of the Company's consolidated financial statements.

    Information about the Company's reportable segments as of and for the year ended December 31, 2000 follows:

(IN THOUSANDS )                     DRY BULK
                                     TANKERS  CARRIERS      TOTAL
    2000
    Net operating revenues           591,805     8,065    599,870
    Ship operating expenses           85,868     2,129     87,997
    Depreciation and amortisation 90,297 1,952 92,249 Share in results from associated
      companies                       11,273     1,544     12,817
    Vessels and equipment, net     2,176,303    77,727  2,254,030
    Vessels under capital lease            -   108,387    108,387
    Investment in associated
      companies                       26,420       941     27,361
    Total assets                   2,451,589   192,808  2,644,397
    Expenditure for vessels          468,575         -    468,575


    Reconciliations of reportable segments information to the Company's consolidated totals follows:

    (IN THOUSANDS OF $)                                      2000
    NET OPERATING REVENUES
    Total net operating revenues for reportable
      segments                                            599,870
    Other net operating revenues                               74
    Total consolidated net operating revenues             599,944
    Assets
    Total assets for reportable segments                2,644,397
    Assets not attributed to segments                     136,591
    Total consolidated assets                           2,780,988
=================================================================

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

    OTHER JURISDICTIONS
    Certain of the Company's subsidiaries in other jurisdictions including Norway, Singapore, Sweden and the United Kingdom are subject to taxation in their respective jurisdictions. The tax paid by subsidiaries of the Company which are subject to taxation is not material.

    The tax charge for the year comprises:

    (in thousands of $)                 2000      1999       1998
    Current tax                           41       (9)         30
    Deferred tax                           -         -          -
-----------------------------------------------------------------
                                          41       (9)         30
=================================================================

    Temporary differences and carryforwards which give rise to deferred tax assets, liabilities and related valuation allowances are as follows:

    (in thousands of $)                           2000       1999
    Deferred tax asset -- non current
    Pension liabilities                             13         22
    Tax loss carryforwards                      19,285     17,496
    Valuation allowance                       (19,298)   (17,518)
-----------------------------------------------------------------
    Net deferred tax asset (liability)               -          -
=================================================================

    As of December 31, 2000, 1999 and 1998, the Company had $68,875,000, $62,485,000 and $15,431,000 of net operating loss carryforwards, respectively. The loss carryforward can be utilised only against future taxable income for the respective subsidiary. Frontline AB accounts for a total of $43,280,000 as at December 31, 2000 and ICB accounts for a total of $25,334,000 as of December 31, 2000. These net operating losses do not have an expiration date. The Company's deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realised in the future.

6.  EARNINGS PER SHARE

    The computation of basic EPS is based on the weighted average number of shares outstanding during the year. The computation of diluted EPS assumes the foregoing and the exercise of stock options and warrants using the treasury stock method (see Note 19). Earnings per share, for the year ended December 31, 1998 has been restated to reflect the change in the accounting treatment of the investment in ICB (see Note
    21).

    The components of the numerator for the calculation of basic
    EPS and diluted EPS are as follows:

(IN THOUSANDS OF $)                     2000     1999        1998
                                                       (restated)
    Net income (loss) available to
      stockholders                   313,867  (86,896)     31,853
=================================================================

    The components of the denominator for the calculation of basic EPS and diluted EPS are as follows:

    (IN THOUSANDS )                     2000      1999       1998
    Basic earnings per share:
    Weighted average number of
      ordinary shares outstanding     73,391    49,486     46,107
=================================================================

    Diluted earnings per share:
    Weighted average number of
      ordinary shares outstanding     73,391    49,468     46,107
    Warrants and stock options           173         -         30
-----------------------------------------------------------------
                                      73,564    49,468     46,137
=================================================================

7.  LEASES

    RENTAL EXPENSE

    Charter hire payments to third parties for contracted in vessels are accounted for as operating leases. The Company is also committed to make rental payments under operating leases for office premises. The future minimum rental payments under the Company's non-cancellable operating leases, are as follows:

    YEAR ENDING DECEMBER 31,
    (IN THOUSANDS OF $)
    2001                                                   44,454
    2002                                                   45,246
    2003                                                   36,520
    2004                                                   36,704
    2005                                                   37,409
    2006 and later                                         31,743
-----------------------------------------------------------------
    Total minimum lease payments                          232,076
=================================================================

    Total rental expense for operating leases was $34,823,000, $31,912,000 and $15,403,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

    RENTAL INCOME

    The minimum future revenues to be received on time charters, bareboat charters and other contractually committed income as of December 31, 2000 are as follows:


    YEAR ENDING DECEMBER 31,    YEN REVENUES                 DOLLAR
    (IN THOUSANDS OF YEN AND $)   (IN YEN) ($ EQUIVALENT)  REVENUES      TOTAL

    2001                         2,398,000         20,949    71,879     92,828
    2002                         2,398,000         20,949    47,696     68,645
    2003                         2,398,000         20,949    43,954     64,903
    2004                         2,405,000         21,007    44,513     65,520
    2005                         2,398,000         20,949    43,304     64,253
    2006 and later              13,442,000        117,427    97,936    215,363
------------------------------------------------------------------------------
    Total minimum
      lease revenues            25,439,000        222,230   349,282    571,512
==============================================================================


    The cost and accumulated depreciation of the vessels leased to a third party at December 31, 2000 were approximately $518.3 million and $27.4 million, respectively, and at December 31, 1999 were approximately $86.7 million and $36.5 million, respectively.

8.  MARKETABLE SECURITIES

    Marketable securities held by the Company are equity securities considered to be available-for-sale securities.

    (in thousands of $)                        2000       1999
    Cost                                      3,418     13,710
    Gross unrealised gain                       702          -
    Gross unrealised loss                      (407)    (2,843)
-----------------------------------------------------------------
    Fair value                                3,713     10,867
=================================================================

    The unrealised loss on marketable securities, including a component of foreign currency translation, included in comprehensive income decreased by $295,000 for the year ended
    December 31, 2000 (1999 -- loss of $2,843,000).

    (in thousands )                    2000       1999       1998
    Proceeds from sale of available-
      for-sale securities           10,089       2,653        392
    Realised gain (loss)            (1,186)        580        389
=================================================================

    The cost of sale of available-for-sale marketable securities is calculated on an average costs basis.

9.  TRADE ACCOUNTS RECEIVABLE

    Trade accounts receivable are presented net of allowances for doubtful accounts amounting to $800,000 and $500,000 for the years ended December 31, 2000 and 1999, respectively.

10. OTHER RECEIVABLES

    (in thousands of $)                           2000       1999
    Agent receivables                            1,761      9,575
    Due from related party                      20,000          -
    Due on sale of marketable securities         4,101          -
    Short-term debt receivable                   6,418          -
    Other receivables                            2,972      6,190
-----------------------------------------------------------------
                                                35,252     15,765
=================================================================

    Other receivables are presented net of allowances for doubtful accounts amounting to $nil for each of the years ended December 31, 2000 and 1999.

NEWBUILDINGS AND VESSEL PURCHASE OPTIONS

    (IN THOUSANDS OF $)                           2000       1999
    Newbuildings                                     -     32,777
    Vessel purchase options                     36,326          -
-----------------------------------------------------------------
                                                36,326     32,777
=================================================================

    In connection with the acquisition of Golden Ocean, the Company obtained certain options and obligations to acquire vessels. The Company has options to purchase the VLCCs Stena Commerce and Stena Comanche. The options are exercisable at any time until December 2004. The purchase prices for each vessel are equal to 50 per cent of the outstanding mortgage debt under three joint loan agreements between lenders and the vessels' owning companies. The options must be exercised simultaneously. As at December 31, 2000 the outstanding mortgage debt of the Stena Commerce and Stena Comanche's owning companies amounted to $116,400,439 plus Yen 6,019,417,615 (equivalent to $52,585,111). Of this total debt outstanding, $25,774,680 is due to the Company at December 31, 2000. This amount is included in other long-term assets (see Note 16). This debt was acquired at a discount of approximately 50 per cent from one of the lenders in September 2000. The fair value assigned to these options in the purchase accounting for Golden Ocean was $27,956,000, calculated by reference to the discounted debt acquired by the Company.

    The Company has an option to purchase the vessel Stena Commodore. The option is exercisable at any time until February 2005. The purchase price is equal to the outstanding mortgage debt under three loan agreements between lenders and the vessel's owning company. As at December 31, 2000 the outstanding mortgage debt of the Stena Commodore's owning company amounted to $59,631,955 plus Yen 2,901,682,103 (equivalent to $25,348,843). The fair value assigned to this option in the purchase accounting for Golden Ocean was $nil. The fair value is calculated as the difference between the fair value of the vessel and the mortgage debt outstanding.

    On October 24, 2000 the Company simultaneously exercised its options to acquire the Stena Commerce, Stena Comanche and Stena Commodore. The owning companies of the vessels disagree with management's interpretation of the option agreements with regard to strike price and the Company's right or otherwise to specify time and place for delivery of the vessels. The matter has been referred to arbitration. At the balance sheet date the arbitration had not been concluded. On May 3, 2001 the Company entered into an agreement in connection with the dispute and arbitration relating to the Company's options to purchase the VLCCs Stena Commerce, Stena

    Comanche and Stena Commodore. The Company took delivery of the Stena Commerce on May 4, 2001, the Stena Comanche on May
    18, 2001 and the delivery of Stena Commodore is scheduled for early June, 2001.

    The Company has an obligation to purchase the VLCC Opalia on expiry of its current charter, which is for two years from November 1999 with an optional further two years. The purchase price is equal to 100% of the outstanding mortgage debt under three loan agreements between lenders and the vessel's owning company. As at December 31, 2000 the outstanding mortgage debt of the Opalia's owning company amounted to $60,320,740 plus Yen 2,162,981,284 (equivalent to $18,895,617). The fair value assigned to this option in the purchase accounting for Golden Ocean was $nil. The fair value is calculated as the difference between the fair of the vessel and the mortgage debt outstanding.

    The Company has both an obligation and an option to purchase the VLCC Oscilla on expiry of a five-year time charter, which commenced in March 2000. The purchase price is equal to the outstanding mortgage debt under four loan agreements between lenders and the vessel's owning company. As at December 31, 2000 the outstanding mortgage debt of the Oscilla's owning company amounted to $60,005,600 plus Yen 1,247,525,412 (equivalent to $10,898,274). Included in this amount is debt of $12,475,000 due to the Company. The fair value assigned to this option and obligation in the purchase accounting for Golden Ocean was $8,370,000. The fair value is calculated as the difference between the fair of the vessel and the mortgage debt outstanding.

12. VESSELS AND EQUIPMENT, NET

   (in thousands of $)                            2000       1999
   Cost                                      2,684,603  1,861,004
   Accumulated depreciation                  (429,682)  (337,892)
-----------------------------------------------------------------
   Net book value at end of year             2,254,921  1,523,112
=================================================================

    Included in the above amounts as at December 31, 2000 and 1999 is equipment with a net book value of $904,000 and $561,000, respectively. Interest capitalised in the cost of newbuildings amounted to $400,000 and $3,163,000 in 2000 and 1999, respectively.

13. VESSELS UNDER CAPITAL LEASE, NET

    (in thousands of $)                          2000        1999
    Cost                                      109,500           -
    Accumulated depreciation                   (1,113)          -
-----------------------------------------------------------------
    Net book value at end of year             108,387           -
=================================================================

    The outstanding obligations under capital leases are payable as follows:

    YEAR ENDING DECEMBER 31,
    (IN THOUSANDS OF $ AND YEN)           (IN YEN) ($ EQUIVALENT)
    2001                                 1,203,000         10,510
    2002                                 1,217,000         10,632
    2003                                 1,231,000         10,756
    2004                                 1,246,000         10,883
    2005                                 1,261,000         11,012
    2006 and later                       8,053,000         70,350
-----------------------------------------------------------------
    Minimum lease payments              14,211,000        124,143
-----------------------------------------------------------------
    Less imputed interest                1,646,000         14,380
-----------------------------------------------------------------
    Present value of obligations
      under capital leases              12,565,000        109,763
=================================================================

14. INVESTMENT IN ASSOCIATED COMPANIES

    At December 31, 2000, the Company has the following participation in investments that are recorded using the equity method:

                                                       PERCENTAGE
    K/S Rasmussen Teamship A/S III                            35%
    K/S Rasmussen Teamship A/S II                             40%
    Front Tobago Inc                                          40%
    Golden Lagoon Corporation                                 50%
    Golden Fountain Corporation                               50%
    Golden Tide Corporation                                   50%
    Middleburg properties Ltd.                                50%
    Reese Development Inc.                                    50%
    Alliance Chartering LLC                                   50%

    With the exception of Alliance Chartering LLC, the equity method investees are engaged in the ownership and operation of oil tankers or dry bulk carriers. At December 31, 1998, the investment in ICB has been included in the restated consolidated financial statements of Frontline as an investment in associated companies.

    Summarised balance sheet information of the Company's equity method investees is as follows:

    (IN THOUSANDS OF $)                          2000        1999
    Current assets                             25,614      24,164
    Noncurrent assets                         280,872      86,213
    Current liabilities                        16,750      28,302
    Non current liabilities                   229,242      59,109

    Summarised statement of operations information of the Company's equity method investees is as follows:

    (IN THOUSANDS)                    2000       1999        1998
    Net operating revenues          54,722     14,432      50,100
    Net operating income            32,093      9,846      43,934
    Net income                      43,843      8,686      28,244

15. DEFERRED CHARGES

    Deferred charges represent debt arrangement fees that are capitalised and amortised on a straight-line basis to interest expense over the life of the debt instrument. The deferred charges are comprised of the following amounts:

    (IN THOUSANDS OF $)                          2000        1999
    Debt arrangement fees                      12,971      10,810
    Accumulated amortisation                   (7,135)    (6,130)
-----------------------------------------------------------------
                                                5,836       4,680
=================================================================

16. OTHER LONG-TERM ASSETS

    (IN THOUSANDS OF $)                          2000        1999
    Long-term debt receivable                  38,533           -
    Other                                       2,590           -
-----------------------------------------------------------------
                                               41,123           -
=================================================================

    Included in long-term debt receivable are amounts due to the Company from third party entities that own vessels over which the Company has purchase options or obligations (see Note
    11).

17. GOODWILL

    Goodwill is stated net of related accumulated amortisation as follows:

    (IN THOUSANDS OF $)                        2000       1999
    Goodwill                                 16,009     12,737
    Accumulated amortisation                 (1,624)      (534)
-----------------------------------------------------------------
                                             14,385     12,203
=================================================================

18. ACCRUED EXPENSES

    (IN THOUSANDS OF $)                        2000       1999
    Voyage expenses                           8,689     10,947
    Ship operating expenses                  13,631     12,046
    Administrative expenses                     786      1,430
    Interest expense                         12,446     11,054
    Taxes                                        43        565
    Other                                     5,182      1,838
-----------------------------------------------------------------
                                             40,777     37,880
=================================================================

19. DEBT

    (IN THOUSANDS OF $)                        2000       1999

    US Dollar denominated floating rate
    debt (LIBOR + 0.485% to 3.50%) due
    through 2013                          1,303,307    904,464
    Yen denominated floating rate debt
    (LIBOR + 1.30% to 1.50%) due
    through 2011                            136,172          -
    Fixed rate debt 8.00% due through 2005   93,250    168,510
                                          1,532,729  1,072,974
    Credit facilities                        11,410      6,720
-----------------------------------------------------------------
    Total debt                            1,544,139  1,079,694
    Less: short-term and current
    portion of long-term debt              (212,767)  (116,814)
-----------------------------------------------------------------
                                          1,331,372    962,880

    The outstanding debt as of December 31, 2000 is repayable as follows:

    YEAR ENDING DECEMBER 31,
    (IN THOUSANDS OF $)
    2001                                                  212,767
    2002                                                  231,811
    2003                                                  293,532
    2004                                                  120,345
    2005                                                  107,783
    2006 and later                                        577,901
-----------------------------------------------------------------
    Total debt                                          1,544,139
=================================================================

    The weighted average interest rate for debt which is denominated in US dollars, as of December 31, 2000 was 7.81 per cent (1999 -- 7.17 per cent). The weighted average interest rate for Yen denominated debt as of December 31, 2000 was 2.74 per cent.

    Certain of the fixed rate debt and the floating rate debt are collateralised by ship mortgages and, in the case of some debt, pledges of shares by each guarantor subsidiary. Our existing financing agreements impose operation and financing restrictions on us which may significantly limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitons, purchase and sell vessels, enter into time or consecutive voyage charters or pay dividends without the consent of our lenders. In addition, our lenders may accelerate the maturity of indebtedness under our financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including our failure to comply with any of the covenants contained in our financing agreements. Various debt agreements of the Company contain certain covenants, which require compliance with certain financial ratios. Such ratios include equity ratio covenants, minimum value clauses, and minimum free cash restrictions. As of December 31, 2000 and 1999, the Company complied with the debt covenants of its various debt agreements.

    The number of outstanding convertible debenture share certificates ("Debentures") in the Company's subsidiary, Frontline AB, amounted to $nil as of December 31, 2000 and 1999. The face value of each certificate was SEK 10. The conversion period was from June 25, 1992 to July 30, 1999 and all outstanding debentures were repaid on loan maturity on August 24, 1999. The Debentures were convertible into shares at a conversion price of SEK 35 per share. Annual interest of 9 per cent was payable annually on June 24 and on the maturity date.

    Metrogas Holdings ("Metrogas"), a company related to the Company's Chairman, had outstanding as of December 31, 1999 a specific loan of $54.0 million (1999 - $54.0 million) (the "Metrogas Loan") provided to the Company. The Metrogas Loan was converted to a separate long-term financing facility during 1999, as described below.

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

    The Metrogas loan was repaid in three tranches during 1999 and 2000. In October 1999 $35 million were converted into shares in the Company; and in February 2000 $30 million were converted into shares in the Company, as described in note
    21. In August 2000 the remaining $24 million plus interest accrued was repaid.

    The acquisition of Golden Ocean was conducted so that the loans held by Golden Ocean's subsidiaries are non-recourse to Frontline. This implies that any guarantees on behalf of a Golden Ocean subsidiary are issued only by either by Golden Ocean and or other Golden Ocean subsidiaries. Frontline's exposure to Golden Ocean is therefore limited to $15 million injected as equity, a $50 million term loan and a million revolving credit facility provided by Frontline to Golden Ocean.

20. SHARE CAPITAL

    The issued and fully paid share capital of the Company has been restated for all periods presented to reflect the Amalgamation as described in Note 1 and the reverse stock split described below.

    Authorised share capital:

    (in thousands of $)                            2000      1999
    125,000,000 ordinary shares of $2.50 each
    (1999 -- 100,000,000)                       312,500   250,000
=================================================================

    Issued and fully paid share capital:

    (in thousands of $, except share numbers)      2000      1999
    78,068,811 ordinary shares of $2.50 each
    (1999 -- 60,961,860)                        195,172   152,405
=================================================================

    The Company's ordinary shares are listed on the Oslo Stock Exchange and the London Stock Exchange. The Company's ordinary shares trade on the Nasdaq National Market in the form of ADSs. Each ADS represents one ordinary share.

    Of the authorised and unissued ordinary shares at December 31, 2000, 2,591,732 are reserved for issue pursuant to subscription under warrants which can be exercised at any time up to May 11, 2001 and 319,000 are reserved for issue pursuant to subscription under options granted under the Company's share option plans. As at December 31, 2000, except for the shares which would be issued on the exercise of the warrants and the options, no unissued share capital of the Company is under option or is conditionally or unconditionally to be put under option.

    In connection with the Amalgamation, at a stockholder meeting on May 11, 1998 an increase in the authorised share capital of the Company to $250,000,000, divided into 100,000,000 ordinary shares of $2.50 each, was approved. On May 11, 1998, the Company issued 44,612,536 shares pursuant to the Amalgamation described in Note 1.

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

    On August 21, 2000, at the Annual General Meeting of the
    Company, the stockholders approved an increase in the Company's authorised share capital from 100,000,000 Ordinary
    Shares of $2.50 par value each to 125,000,000 Ordinary Shares of $2.50 par value each.

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

    On December 20, 1999 the Company issued 1,910,000 ordinary shares at a price of NOK 37.00 per share in connection with the acquisition of a Suezmax newbuilding. Frontline had a one year call option to buy back 430,000 of these shares for NOK
    37.00 per share plus 10 per cent interest per annum compensation. In September 2000, Frontline exercised its call option and bought back these 430,000 shares. In accordance with Bermuda law, these shares were cancelled on acquisition by the Company.

    On February 25, 2000, the Company issued 3,500,000 ordinary shares at NOK 57.50 per share in a private placement to institutional shareholders. At the same time, $30 million of the Metrogas Loan was converted to equity, resulting in the issuance of 4,350,000 ordinary shares at an issue price of NOK 57.50 per share. In connection with this conversion, Metrogas offered 2,000,000 of the resulting ordinary shares to existing Frontline shareholders and warrant holders, excluding US persons.

    On March 30, 2000 Frontline entered into an agreement with Wilh. Wilhelmsen ASA to buy the two 1993-built VLCCs, Tartar and Tarim. The agreed purchase price of $45 million per ship was paid by $62 million in cash and through the issuance of 2,957,500 Frontline shares. The shares were issued at NOK
    80.00 per share.

    On May 25, 2000 the Company issued 3,000,000 ordinary shares at $10.15 per share in a private placement to a group of international institutional investors. The proceeds of the issue were used to part finance the acquisition of a newbuilding VLCC, subsequently named Front Tina.

    On June 20, 2000, the Company issued 4,000,000 ordinary shares at a price of NOK 104.5 per share in a private placement to a group of international institutional investors. Part of the proceeds of the issue were used to part finance the acquisition of two secondhand Suezmax tankers, subsequently named Front Ardenne and Front Brabant.

    On July 17, 2000, the Company issued 68,700 ordinary shares in connection with the acquisition of Golden Ocean Bonds.

    On August 31, 2000 and September 15, 2000, the Company issued
    73,529 and 51,029 ordinary shares respectively, pursuant to subscriptions under warrants that could be exercised at any time up to December 31, 2003 (see Note 19).

    In the period from September through to the end of December
    2000, the Company issued a total of 8,211 ordinary shares pursuant to subscriptions under warrants that can be exercised at any time up to May 11, 2001 (see Note 19).

    On October 16, 2000, the Company issued 1,245,998 ordinary shares in connection with the acquisition of Golden Ocean.

    In December 2000, the Company bought back and cancelled a total of 1,719,845 of its ordinary shares in a number of separate market transactions. These share buybacks were made within a Board of Directors authority to buy back up to 3,500,000 ordinary shares.

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

21. WARRANTS AND SHARE OPTION PLANS

    At the effective date of the Amalgamation, Frontline recorded warrants to purchase 124,558 shares (restated from 1,245,588) of LOF and options to purchase 288,000 shares (restated from 2,880,000) of LOF. These warrants and share options have been recorded at fair value, calculated using the Black-Scholes option pricing model, as an adjustment to the purchase price on the acquisition of LOF. These warrants entitle the holder to subscribe for one ordinary share in the Company at a price of 4.00 pound sterling and are exercisable at any time up to December 31, 2003. During 2000, all of these warrants were exercised.

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

    The following summarises the warrant transactions:

                                                           NUMBER
                                                        OF SHARES
    Warrants outstanding at December 31, 1998           2,724,558
         Exercised                                              -
    Warrants outstanding at December 31, 1999           2,724,558
         Exercised or cancelled
                                         (132,826)
-----------------------------------------------------------------
    Warrants outstanding at December 31, 2000           2,591,732
=================================================================

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

    The following summarises the share options transactions relating to the Bermuda Plan:

(IN THOUSANDS, EXCEPT PER SHARE DATA)         SHARES     WEIGHTED
                                                          AVERAGE
                                                         EXERCISE
                                                            PRICE

    Options outstanding at December 31, 1997     129     $  14.45
    Options outstanding at December 31, 1998     129     $  14.45
         Granted                                 300     $   5.53
         Cancelled                               (16)    $  12.58
    Options outstanding at December 31, 1999     413     $   7.89
         Granted                                  15     $   6.92
         Cancelled                              (109)    $  14.77
-----------------------------------------------------------------
    Options outstanding at December 31, 2000     319     $   5.50
=================================================================

    Options exercisable at:
    December 31, 1998                            129     $  14.45
=================================================================
    December 31, 1999                            113     $  14.71
=================================================================
    December 31, 2000                              4     $  13.21
=================================================================

    Under the U.K. Plan, options may be granted to any full-time director or employee of the Company or subsidiary. Options are only exercisable during the period of seven years following the third anniversary date of the grant.

    The following summarises the share options transactions relating to the U.K. Plan:

 (IN THOUSANDS, EXCEPT PER SHARE DATA)                     SHARES
                                                         WEIGHTED
                                                          AVERAGE
                                                         EXERCISE
                                                            PRICE
                                                        (in pound
                                                        Sterling)

    Options outstanding at December 31, 1997    159          8.61
         Exercised                                (1)        7.28
         Cancelled                              (144)        8.57
    Options outstanding at December 31, 1998     14          9.11
         Exercised                                -             -
         Cancelled                               (12)        9.42
    Options outstanding at December 31, 1999      2          7.28
         Exercised                                2          7.28
         Cancelled                                -             -
-----------------------------------------------------------------
    Options outstanding at December 31, 2000      -             -
=================================================================

    Options exercisable at:
    December 31, 1998                             12         9.42
=================================================================
    December 31, 1999                              -            -
=================================================================
    December 31, 2000                              -            -
=================================================================

    The weighted average fair value of options granted under the Bermuda Plan in the year ended December 31, 2000 was $3.27. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for the grant in the year ended December 31, 2000: risk free interest rate of 6.6 per cent; expected life of three years, expected volatility of 63 per cent, expected dividend yield of zero per cent.

    The options outstanding under the Bermuda Plan as at December 31, 2000 have exercise prices between $5.07 and $13.82 and outstanding at December 31, 1999 have exercise prices between $5.32 and $15.00. The options that are not presently exercisable vest on January 1, 2001. The options outstanding under the Bermuda Plan as at December 31, 2000 have a weighted average contractual life of 3.1 years.

    At December 31, 2000 there were no options remaining outstanding under the U.K. Plan. The options outstanding under the U.K. Plan at December 31, 1999 have an exercise price of 7.28 pound sterling and a weighted average contractual life of 6.1 years.

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

(IN THOUSANDS, EXCEPT PER SHARE DATA) 2000      1999      1998
                                                       (restated)
    Net income
         As reported                 313,867    (86,896)   31,853
         Pro-forma                   313,818    (87,679)   31,853

    Basic earnings (loss) per share
         As reported                  $ 4.28    $ (1.76)   $ 0.69
         Pro-forma                    $ 4.28    $ (1.77)   $ 0.69

    Diluted earnings (loss) per share
         As reported                  $ 4.27    $ (1.76)   $ 0.69
         Pro-forma                    $ 4.27    $ (1.77)   $ 0.69

22. FINANCIAL INSTRUMENTS

    INTEREST RATE RISK MANAGEMENT
    In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. The Company has a portfolio of swaps that swap floating rate interest to fixed rate, which from a financial perspective hedge interest rate exposure. The Company does not hold or issue instruments for speculative or trading purposes. The counterparties to such contracts are The Chase Manhattan Bank, Citibank N.A., Christiania Bank og Kreditkasse, Credit Agricole Indosuez, Deutsche Schiffsbank AG, Midland Bank and Skandinaviska Enskilda Banken. Credit risk exists to the extent that the counterparties are unable to perform under the contracts.

    The Company manages its debt portfolio with interest rate swap agreements in U.S. dollars to achieve an overall desired position of fixed and floating interest rates. The Company has entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR:

PRINCIPAL                    INCEPTION       MATURITY    FIXED
                             DATE            DATE        INTEREST
                                                         RATE
    (IN THOUSANDS OF $)
    $50,000                 February 1998   February 2003  5.685%
    $25,000                 August 1998     August 2003    5.755%
    $25,000                 August 1998     August 2003    5.756%
    $50,000                 February 1998   February 2003  5.775%
    $50,000                 March 1998      February 2003  5.885%
    $35,532 reducing
      quarterly to $34,051  May 1997        May 2001       6.840%
    $14,000 reducing
      semi-annually to
      $13,000               September 1996  November 2001  6.790%
    $59,845                 March 1998      March 2006     7.290%
    $64,099                 September 1998  August 2008    7.490%

    As at December 31, 2000, the notional principal amounts subject to such swap agreements was $373,476,000 (1999 -
    $293,672,000).

    FOREIGN CURRENCY RISK
    The majority of the Company's transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. Certain of the Company's subsidiaries report in Sterling, Swedish kronor or Norwegian kroner and risks of two kinds arise as a result: a transaction risk, that is, the risk that currency fluctuations will have a negative effect on the value of the Company's cash flows; and a translation risk, the impact of adverse currency fluctuations in the translation of foreign operations and foreign assets and liabilities into U.S. dollars for the Company's consolidated financial statements. Certain of the Company's subsidiaries have Yen denominated long-term debt of Yen 15,587,000,000 and charter contracts denominated in Yen with contracted payments as set forth in note 7. There is a risk that currency fluctuations will have a negative effect on the value of the Company's cashflows. The Company has not entered into derivative contracts for either transaction or translation risk. Accordingly, such risk may have an adverse effect on the Company's financial condition and results of operations.

    FORWARD FREIGHT CONTRACTS
    The Company may enter into forward freight contracts in order to manage its exposure to the risk of movements in the spot market for certain trade routes. Market risk exists to the extent that spot market fluctuations have a negative effect on the Company's cash flows and consolidated statements of operations.

    FAIR VALUES
    The carrying value and estimated fair value of the Company's financial instruments at December 31, 2000 and 1999 are as follows:

                              2000       2000   1999      1999
    (IN THOUSANDS OF $)       CARRYING   FAIR   CARRYING  FAIR
                              VALUE      VALUE  VALUE     VALUE
    Non-Derivatives:
    Cash and cash
      equivalents            103,514    103,514   65,467   65,467
    Restricted cash           12,580     12,580
    Marketable securities      3,713      3,713   10,867   10,867
    Short-term debt          212,767    212,767  116,814  116,814
    Long-term debt         1,331,372  1,331,372  962,880  962,880

    Derivatives:
    Interest rate swap
      transactions                 -      (210)        -    5,787
    Forward freight contracts      -          -        -        -

    The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value.

    The estimated fair value of marketable securities is based on the quoted market price of these or similar instruments when available. The estimated fair value for long-term debt is considered to be equal to the carrying value since it bears variable interest rates which are reset on a quarterly basis.

    Fair value of interest rate swaps is estimated by taking into account the cost of entering into interest rate swaps to offset the Company's outstanding swaps.

    Fair value of forward freight contracts is estimated by taking into account the cost of entering into forward freight contracts to offset the Company's outstanding contracts.

    CONCENTRATION OF RISK
    There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with the Bank of America N.A., Skandinaviska Enskilda Banken, Nordlandsbanken, Den norske Bank and Christiania Bank og Kreditkasse. However, the Company believes this risk is remote as these banks are high credit quality financial institutions.

    The majority of the vessels' gross earnings are receivable in U.S. dollars. In 2000, 1999 and 1998, no customer accounted for more than 10 per cent or more of freight revenues.

23. RELATED PARTY TRANSACTIONS

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

    In June 1998, the Company obtained a loan of $87.5 million from Metrogas, the Metrogas Loan, to finance the acquisition of the five VLCC newbuilding contracts described above. This loan bears interest at the rate of 6.75 per cent per annum. At December 31, 1998, an amount of $89 million was outstanding in respect of the Metrogas Loan, including interest accrued thereon. In the year ended December 31, 1998, the Metrogas Loan bore interest at the rate of 6.75 per cent. Interest expense recorded by the Company in 1998 in respect of this loan was $3,780,772. On September 30, 1999, $35 million of the $89 million Metrogas Loan was converted to equity by the issuance of 8,230,000 shares at an issue price of NOK 33.00 per share. In connection with this conversion, Metrogas offered $15 million of the resulting ordinary shares to existing Frontline shareholders and warrant holders, excluding US persons. In connection with this secondary offering by Metrogas, Frontline bore costs of the offering of $15,000. At December 31, 1999, an amount of $56.7 million was outstanding in respect of the Metrogas Loan, including interest accrued thereon. On February 25, 2000, $30 million of the Metrogas Loan was converted to equity, resulting in the issuance of 4,350,000 ordinary shares at an issue price of NOK 57.50 per share. In connection with this conversion, Metrogas offered 2,000,000 of the resulting ordinary shares to existing Frontline shareholders and warrant holders, excluding US persons. In August 2000, the outstanding principal amount of $24.0 on the Metrogas Loan was repaid in full,.together with $4.3 million accrued thereon. In the years ended December 31, 2000 and 1999, the Metrogas Loan bore interest at the rate of 8.0 per cent and the Company incurred interest costs of $1.6 million and $5.4 million, respectively, of which $2.7 million was expensed in 1999.

    In addition to the lending arrangement described above, Hemen affiliated parties have, during 1998 and 1999, provided additional short term financing to the Company. Such financing bore interest a rate of between 6.75 and 8.8 per cent per annum in 2000 and 6.75 per cent in both 1999 and 1998. Interest expense recorded by the Company in 2000 in respect of such financing was $1,095,380 (1999 - $428,291, 1998 - $550,803).

    In September 2000 Frontline acquired a 1993-built VLCC, which was named Front Ace from a company affiliated with Hemen. This vessel was acquired for a price of $53 million which was based on three independent valuations less a $1 million discount compared to appraised market value.

    On December 5, 2000, a subsidiary of Frontline made a short-term loan of $20 million to World Shipholding Ltd., a company affiliated with Hemen. This loan was repaid in full on February 6, 2001 together with fees and interest of $349,680, of which $115,000 was recorded by the Company in 2000 and $234,680 will be recorded in 2001.

    On December 28, 2000, the Company and Overseas Shipholding Group Inc. (OSG) entered into an agreement with Osprey Maritime Ltd. (Osprey) to acquire the two VLCCs Golar Edinburgh and Golar Dundee. The agreement was signed on behalf of a joint venture company to be owned 50.1 per cent by the Company and 49.9 per cent by OSG. The purchase price for the vessels, which were delivered in the first quarter of 2001 was $53 million each. At December 31, 2000, World

    Shipholding Ltd. held more than 50 per cent of the shares in Osprey. In February, 2001, World Shipholding Ltd. took control of Osprey.

24. ACQUISITIONS

    On October 10, 2000, Frontline took control of Golden Ocean pursuant to a Plan of Reorganisation (See Note 1). The total acquisition price paid, including amounts paid to settle allowed claims, was approximately $63.0 million, including 1,245,998 shares issued at a price of $15.65 per share. The cash component of the acquisition was funded primarily from working capital. The acquisition of Golden Ocean has been accounted for using the purchase method. Prior to the effective date of acquisition, Golden Ocean adopted fresh-start reporting in accordance with the provisions of Statement of Position 90-7 "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7"). The application of the provisions of SOP 90-7 resulted in the preparation of a reorganised balance sheet at October 10, 2000, concurrent with the emergence from bankruptcy protection. The difference between the purchase price and the net assets acquired, has been recorded as goodwill. This goodwill is being amortised over the average remaining life of the identifiable long-term assets acquired which is approximately 22 years.

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

    The following table reflects unaudited pro-forma combined results of operations of the Company on the basis that the acquisitions of ICB had taken place at January 1, 1998:

    (IN THOUSANDS OF $, EXCEPT PER SHARE DATA)               1998
    Net operating revenues                                316,910
    Net income                                             52,099
    Basic and diluted earnings per share                     1.13

    In management's opinion, the adoption of fresh-start accounting in the financial statements of Golden Ocean means that any presentation of unaudited pro-forma combined results of operations would not provide any meaningful information to the readers of these financial statements and no presentation has been made accordingly. In management's opinion, the unaudited pro-forma combined results of operations are not indicative of the actual results that would have occurred had the acquisition of ICB been consummated at the beginning of 1998 or of future operations of the combined companies.

25. COMMITMENTS AND CONTINGENCIES

    Assets Pledged

    (IN THOUSANDS OF $)                       2000           1999
    Ship mortgages                       1,569,848      1,001,669
    Restricted bank deposits                12,580            800
-----------------------------------------------------------------
                                         1,582,428      1,002,469
=================================================================

    Other Contractual Commitments
    When newbuilding contracts were executed for the tankers Front Melody, which was sold in 1992, and Front Rhapsody, which was sold in 1993, Frontline also signed an agreement to finance a peseta denominated loan in a foreign bank. Under the agreements, Frontline was required to make a peseta denominated deposit in the same bank. The deposits were being used to fulfil the payment commitments on the loan agreements. The deposits carried a higher interest rate than the loans. In 2000 this arrangement expired. The balance of the deposits at December 31, 1999 was $0.1 million. These balances were contractual commitments, since the Company's only risk was the interest rate gap between loans and deposits.

    The Company insures the legal liability risks for its shipping activities with Assuranceforeningen SKULD, Sveriges Angfartygs Assurans Forening (The Swedish Club), and the United Kingdom Mutual Steamship Assurance Association (Bermuda), all mutual protection and indemnity associations. As a member of these mutual associations, the Company is subject to calls payable to the associations based on the Company's claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which result in additional calls on the members.

    The Company's subsidiary, Golden Ocean Group Limited, has guaranteed the yen and dollar long-term borrowings of associated companies for amounts of Yen 17,152,359,010, which is equivalent to $149,841,522, and $25,074,130 at December
    31, 2000.

    Certain of the Company's subsidiaries have contractual commitments to participate in the profits and losses of the time charterer's subcharters of the vessel Channel Poterne and in the profits only of the vessels New Vanguard, New Vista, Channel Alliance and Golden Victory. An associated company participates in the time charterer's profits and losses on subcharters of the vessel Pacific Lagoon. Another associated company participates in the charterer's profits on subcharters of the vessel New Circassia. Revenues or expenses arising from these arrangements have been accrued to the balance sheet date.

    The charterers of certain of the Company's vessels have contractual rights to participate in the profits on sale of those five vessels. In the case of the Channel Poterne, Channel Alliance and Cos Hero, the charterer is entitled to 50% of the profit realised on any qualifying sale. The Channel Alliance may only be sold if the profit from the sale will exceed $1.0 million. The Cos Hero may only be sold if the profit from sale will exceed $3.0 million. Profit is defined as sale proceeds less debt outstanding in the relevant profit share agreements. If the New Vanguard or New Vista are sold, the charterer is entitled to claim up to $1 million to cover losses incurred on subcharters of the vessel. These vessels may only be sold after the second anniversary of delivery. Any remaining profit is to be split 60:40 in favour of the owner.

    Certain charterers of the Company's vessels hold purchase options denominated in yen to purchase the Channel Poterne, Golden Daisy, Golden Rose, Golden Aloe, Golden Protea, Golden Disa, Golden Nerina and Navix Astral. All of the purchase options reduce on a sliding scale over the term of the related charter and are at strike prices which are in excess of the related debt on the vessel. The option to purchase the Channel Poterne is exercisable at any time. All other options are exercisable at any time after the end of the seventh year of the charter. The Golden Daisy and Golden Rose are owned by associated companies.

26. SUPPLEMENTAL INFORMATION

    Non-cash investing and financing activities included the following:

(IN THOUSANDS OF $)                   2000      1999      1998
    (restated)
    Unrealised appreciation
      (depreciation) on investments
    Recorded directly to equity         295    (2,843)  (3,013)

    In connection with purchase of
      fixed assets:
    Shares issued                    28,000     9,000        -

    Acquisition of businesses:
    Assets acquired, including
      goodwill                      533,685   652,008        -
    Liabilities assumed and
      incurred                      470,674   391,257        -
    Conversion of equity method
      investment in ICB                   -   236,051        -
    Minority interest recorded            -   150,700
    Shares issued                    20,350         -        -

27. SUBSEQUENT EVENTS

    In February 2001, Frontline entered into five newbuilding contracts. Two Suezmaxes were ordered with the Sasebo Shipyard in Japan for delivery in August and October 2001, and three VLCCs were ordered with Hitachi for delivery in April, August and October 2002. The total newbuilding project will have a cost of approximately $330 million. The three VLCC contracts were negotiated and entered into by Seatankers

    Management Co. Ltd., an affiliated party of Hemen. Seatankers has through historic ties a very close relationship with Hitachi. The contracts were transferred to the Company based on a contract price of $72.5 million per vessel plus technical extras of approximately $1.2 million.

    On March 14, 2001 the Company announced that it intends to apply for listing of its ordinary shares on the New York
    Stock Exchange. Concurrently with an NYSE listing,
    Frontline's ADRs will no longer be traded on the Nasdaq
    National Market.

    On March 20, 2001 the Company announced that it had entered into Memoranda of Agreement to sell two 1993 built VLCC, Front Tartar and Front Tarim for a total price of $104 million. The Front Tartar was delivered to the purchaser on April 24, 2001 and the Front Tarim on April 26, 2001.

    In the period from January 1, 2001 to May 31, 2001 the Company bought back 1,587,300 of its own shares. Warrants to acquire 416,555 shares were exercised during this period and the Company bought warrants to acquire approximately 2,065,015 of its shares. All remaining outstanding warrants expired on May 11 2001. At May 31, 2001 77,012,566 ordinary shares of the Company were outstanding.

    On April 23, 2001, Frontline announced an offer for all of the shares of Mosvold Shipping Limited ("Mosvold"), a Bermuda company whose shares are listed on the Oslo Stock Exchange. Through a combination of shares acquired and acceptances of the offer, as at May 31 2001, Frontline controlled 97 per cent of the shares of Mosvold. Mosvold owns two mid-70s built VLCCs and three newbuilding contracts for VLCCs to be delivered, one in each of 2001, 2002 and 2003.

    On May 8, 2001, the Company announced a dividend of $1.00 per share, payable to holders of record as of May 21, 2001. The dividend was paid on June 7, 2001.

    On May 14, 2001 the Company announced that it had entered into a Memorandum of Agreement to sell the 2000-built Suezmax tankers, Front Archer. The vessel is expected to be delivered to the buyer in July or August 2001.

    In May 2001, the Company issued NOK 330 million ($36 million) in commercial paper. The proceeds were used to part finance the retirement of some yard debt with a nominal value $50.75 million. The Company has hedged the NOK exposure. The commercial paper has 6 and 12 months maturity, and given the hedging interest is at Libor plus a margin.

    On June 5, 2001, the Company announced that it would participate with a 33 per cent interest in a consortium, which will be established to buy 4 VLCCs from Bergesen for a total price of $321 million. The remaining interest in the joint venture will be taken up by other partners in the Tankers International Pool. The ships will be financed through the joint venture.

                           SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                       Frontline Ltd.
                                       _______________________
                                       (Registrant)

Date     June 13, 2001                 By /s/ Kate Blankenship
         __________________            _______________________
                                       Kate Blankenship
                                       Company Secretary






































02089009.AE8