Form 20-F/A
period 2000-12-31
FRONTLINE LTD /
filed 2001-06-14
CIK 913290

                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                           FORM 20-F/A

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

              Item 17            Item 18   X

                        EXPLANATORY NOTE

    This amendment to Frontline Ltd.'s (the "Company") annual report on Form 20-F for the fiscal year ended December 31, 2000 contains the Company's Plan of Reorganization for Golden Ocean Group Limited as Exhibit 10.1, which replaces the previously filed Exhibit 10.1 in its entirety.



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

                                       Frontline Ltd.
                                       _______________________
                                       (Registrant)

Date     June 14, 2001                 By /s/ Kate Blankenship
         __________________            _______________________
                                       Kate Blankenship
                                       Company Secretary



























                                3
02089009.AF1