Form 20-F/A
period 2000-12-31
FRONTLINE LTD /
filed 2001-07-13
CIK 913290

UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          FORM 20-F/A-2

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

              Item 17            Item 18   X

                        EXPLANATORY NOTE

    This amendment to the annual report on Form 20-F of Frontline Ltd. (the "Company") for the fiscal year ended December 31, 2000 adds the audit report of KPMG dated March 30, 2000, with respect to the financial statements of ICB Shipping (publ) Aktiebolag for the year ended December 31, 1999, which report was inadvertently omitted from the Form 20-F.

Report of Independent Accountant's Report

To the Board of Directors and Stockholders
ICB Shipping AB


We have audited the consolidated balance sheet of ICB Shipping AB and subsidiaries as of December 31, 1999, and the related consolidated statements of income and changes in financial position not included herein for the year then ended. Those consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Sweden that are substantially equivalent to auditing standards generally accepted in the United States.
Those standards require that we plan an perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material reports, the financial position of ICB Shipping AB and subsidiaries as of December 31, 1999 and the results of their operations and their changes in financial position for the year then ended in conformity with accounting principles generally accepted in Sweden.

Stockholm, Sweden
March 30, 2000.

Per Bergman
Authorized Public Accountant
KPMG

                           SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Frontline Ltd.
                                       _______________________
                                       (Registrant)

Date     July 13, 2001                 By /s/ Kate Blankenship
         __________________            _______________________
                                       Kate Blankenship
                                       Company Secretary



































                                5
02089009.AF6