Form 20-F
period 2001-12-31
FRONTLINE LTD /
filed 2002-07-01
CIK 913290

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

For the fiscal year ended      December 31, 2001
                         --------------------------------------------------

                                     OR
[ ]            TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from
                              ---------------------------------------------

Commission file number              0-22704
                      -----------------------------------------------------

                                 Frontline Ltd
---------------------------------------------------------------------------
            (Exact name of Registrant as specified in its charter)

                                Frontline Ltd.
---------------------------------------------------------------------------
                (Translation of Registrant's name into English)

                                    Bermuda
---------------------------------------------------------------------------
                (Jurisdiction of incorporation or organisation)

Par-la-Ville       Place, 14 Par-la-Ville  Road,  Hamilton,  HM 08, Bermuda
---------------------------------------------------------------------------
                   (Address of principal executive offices)

Securities registered or to be registered pursuant to section 12(b) of the Act.

         Title of each class                      Name of each exchange
                                                   on which registered
------------------------------------     ----------------------------------
                None

Securities registered or to be registered pursuant to section 12(g) of the Act.

                      American Depositary Shares each
             representing one Ordinary Share, $2.50 Par Value
---------------------------------------------------------------------------
                              (Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                       Ordinary Shares, $2.50 Par Value
---------------------------------------------------------------------------
                              (Title of class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
                  76,407,566 Ordinary Shares, $2.50 Par Value
---------------------------------------------------------------------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

     Yes      X               No
        -------------            ------------

Indicate by check mark which financial statement item the registrant has elected to follow.

 Item 17                 Item 18      X
        -------------            ------------

                        INDEX TO REPORT ON FORM 20-F

PART I
PAGE

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS........4

ITEM 2.     OFFER STATISTICS AND EXPECTED
            TIMETABLE....................................................4

ITEM 3.     KEY INFORMATION..............................................4

ITEM 4.     INFORMATION ON THE COMPANY..................................11

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS................28

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..................36

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY
            TRANSACTIONS................................................39

ITEM 8.     FINANCIAL INFORMATION.......................................41

ITEM 9.     THE OFFER AND LISTING.......................................41

ITEM 10.    ADDITIONAL INFORMATION......................................43

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES
            ABOUT MARKET RISK...........................................45

ITEM 12.    DESCRIPTION OF SECURITIES...................................46

                                  PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.............47

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
            AND USE OF PROCEEDS.........................................47

ITEM 15.    RESERVED....................................................

ITEM 16.    RESERVED....................................................

                                  PART III

ITEM 17.    FINANCIAL STATEMENTS........................................48

ITEM 18.    FINANCIAL STATEMENTS........................................48

ITEM 19.    EXHIBITS....................................................49

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

Frontline Ltd., or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions identify forward-looking statements.

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

In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, including changes in demand resulting from changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

                                   PART I

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3.     KEY INFORMATION

A. SELECTED FINANCIAL DATA

The selected income statement data of the Company with respect to the fiscal years ended December 31, 2001, 2000 and 1999 and the selected balance sheet data of the Company with respect to the fiscal years ended December 31, 2001 and 2000 have been derived from the Company's Consolidated Financial Statements included herein and should be read in conjunction with such statements and the notes thereto. The selected income statement data with respect to the fiscal years ended December 31, 1998 and 1997 and the selected balance sheet data with respect to the fiscal years ended December 31, 1999, 1998 and 1997 has been derived from consolidated financial statements of the Company not included herein. The selected financial data with respect to the fiscal years ended December 31, 1998 and 1997 has been restated to reflect the treatment of ICB Aktiebolag (publ) ("ICB") as an investment accounted for in accordance with the equity method. (See Item 4. A "Information on the Company - History and development of the Company"). The following table should also be read in conjunction with Item 5. "Operating and Financial Review and Prospects" and the Company's Consolidated Financial Statements and Notes thereto included herein.

                                                                       Fiscal Year Ended December 31,
                                                       ---------------------------------------------------------------
                                                               2001         2000         1999       1998          1997
                                                                                               (restated)   (restated)
                                                       (in thousands, except Ordinary Shares, per Ordinary Share data and ratios)
Income Statement Data:
----------------------
Net operating revenues                                   $  647,345   $  599,944   $ 253,214   $ 203,860    $  197,197
Net operating (loss) income after depreciation           $  384,754   $  376,092   $ (12,210)  $  72,455    $   55,476
Net income (loss) before cumulative effect
    of change in accounting principle                    $  350,389   $  313,867   $ (86,896)  $  31,853    $   22,794
Net (loss) income                                        $  382,728   $  313,867   $ (86,896)  $  31,853    $   22,794
Earnings (loss) per Ordinary Share
 - basic                                                 $     4.99   $     4.28   $   (1.76)  $    0.69    $     0.63
 - diluted                                               $     4.98   $     4.27   $   (1.76)  $    0.69    $     0.63
Cash dividends per Ordinary Share                        $     1.50   $        -   $        -  $       -    $        -

Balance Sheet Data (at end of year):
------------------------------------
Cash and cash equivalents                                $  178,176   $  103,514   $   65,467  $  74,034    $   86,870
Newbuildings and vessel purchase options                 $  102,781   $   36,326   $   32,777  $  75,681    $   48,474
Vessels and equipment, net                               $2,196,959   $2,254,921   $1,523,112  $1,078,956   $  970,590
Vessels under capital lease, net                         $  317,208   $  108,387   $        -         $-    $        -
Total assets                                             $3,033,774   $2,780,988   $1,726,793  $1,505,414   $1,369,849
Long-term debt (including current portion)               $1,391,951   $1,544,139   $1,079,694  $ 883,021    $  773,150
Obligations under capital lease (including
  current portion)                                       $  300,790      109,763            -          -    $        -
Stockholders' equity                                     $1,252,401    1,029,490      557,300    583,574    $  556,010
Ordinary Shares outstanding                                                                                 46,106,860

Cash Flow Data
--------------
Cash provided by operating activities                    $  477,607   $  271,582   $   46,486  $  69,592    $   67,449
Cash provided by (used in) investing activities          $(103,782)   $(496,918)   $  175,532  $(143,955)   $(283,299)
Cash provided by (used in) financing activities          $(299,163)   $  263,383   $(230,585)  $  61,527    $  244,717

Other Financial Data
--------------------
EBITDA (1)                                               $  528,796     $481,789      $82,292    $137,099     $116,795
Cash Earnings (2)                                        $  443,796     $392,184       $5,662     $82,843      $74,278
Return on capital employed (percentage) (3)                   14.7%        18.2%         0.1%        6.5%         6.2%
Equity to assets ratio (percentage) (4)                       41.3%        37.0%        32.3%       38.8%        40.6%
Debt to equity ratio (5)                                        1.4          1.6          1.9         1.5          1.4
Price earnings ratio (6)                                        2.1          3.3         neg.         2.8         19.8



Footnotes

(1) EBITDA represents net income (loss) before interest expense, income taxes, depreciation and amortisation expenses. EBITDA is not required by US generally accepted accounting principles and should not be considered as an alternative to net income or any other indicator of the Company's performance required by US generally accepted accounting principles.
(2) Cash earnings represents net income (loss) before cumulative effect of change in accounting principle, foreign exchange gains (losses) and depreciation and amortisation expense. Cash earnings is not required by US generally accepted accounting principles and should not be considered as an alternative to net income or any other indicator of the Company's performance required by US generally accepted accounting principles.
(3) Return on capital employed is calculated as net income (loss) before cumulative effect of change in accounting principle, interest expense and foreign exchange gains (losses), as a percentage of average capital employed.
(4) Equity to assets ratio is calculated as total stockholders' equity divided by total assets.
(5) Debt to equity ratio is calculated as total interest bearing current and long-term liabilities, including obligations under capital leases, divided by stockholders' equity.
(6) Price earnings ratio is calculated using the closing year end share price divided by basic Earnings per Share.

B. CAPITALIZATION AND INDEBTEDNESS

Not Applicable

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable

D. RISK FACTORS

We are engaged primarily in transporting crude oil and oil products. The following summarises some of the risks that may materially affect our business, financial condition or results of operations. Please note, in this section, "we", "us" and "our" all refer to the Company and its subsidiaries.

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

The factors affecting the supply and demand for oil tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The factors that influence demand for tanker capacity include:

o  demand for oil and oil products;
o  global and regional economic conditions;
o  the distance oil and oil products are to be moved by sea; and
o  changes in seaborne and other transportation patterns.

The factors that influence the supply of tanker capacity include:

o  the number of newbuilding deliveries;
o  the scrapping rate of older vessels;
o  the number of vessels that are out of service; and
o  national  or  international   regulations  that  may  effectively  cause
   reductions in the carrying capacity of vessels or early obsolescence of tonnage.

We are highly dependent on spot oil voyage charters. Any decrease in spot charter rates in the future may adversely affect our earnings

The majority of our vessels currently operate on a spot charter basis or under contracts of affreightment, under which we carry an agreed upon quantity of cargo over a specified route and time period. Although spot chartering is common in the tanker industry, the spot charter market is highly competitive and spot charter rates may fluctuate significantly based upon tanker and oil supply and demand. The successful operation of our vessels in the spot charter market depends upon, among other things, obtaining profitable spot charters and minimising, to the extent possible, time spent waiting for charters and time spent travelling unladen to pick up cargo. We cannot assure you that future spot charters will be available at rates sufficient to enable our vessels trading in the spot market to operate profitably. In addition, bunkering, or fuel, charges that account for a substantial portion of the operating costs, and generally reflect prevailing oil prices, are subject to sharp fluctuations.

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

Because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels which may adversely affect our earnings

The fair market value of vessels may increase and decrease depending on the following factors:

o  general economic and market conditions  affecting the shipping industry;
o  competition from other shipping companies;
o  types and sizes of vessels;
o  other modes of transportation;
o  cost of newbuildings;
o  governmental or other regulations;
o  prevailing level of charter rates; and
o  technological advances.

If we sell a vessel at a time when ship prices have fallen, the sale may be at less than the vessel's carrying amount on our financial statements, with the result that we could incur a loss and a reduction in earnings. Recent market conditions in the industry have unfavourably affected the market values of our vessels. It is possible that the market value of our vessels will decline in the future.

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

Under OPA, with certain limited exceptions, all newly built or converted tankers operating in United States waters must be built with double hulls conforming to particular specifications. Tankers that do not have double hulls are subject to structural and operational measures to reduce oil spills and the ability to operate these vessels in United States waters will be phased out between 1995 and 2015 according to size, age, hull configuration and place of discharge unless retrofitted with double hulls. In addition, OPA specifies annual inspections, vessel manning, equipment and other construction requirements that are in various stages of development, applicable to new and to existing vessels.

The IMO recently approved a revised timetable for the phasing out of single-hull oil tankers by 2015, or with the consent of the country of registry of the vessel and subject to certain operational restrictions, by 2017. The proposal identifies three categories of tankers based on cargo carrying capacity and the presence or absence of protectively located segregated ballast tanks. Under the new IMO proposal, single-hull oil tankers with carrying capacities of 20,000 deadweight tons, or dwt, and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do not comply with IMO requirements for protectively located segregated ballast tanks will be phased out no later than 2007. Single-hull oil tankers with similar carrying capacities which do comply with IMO requirements for protectively located segregated ballast tanks are to be phased out by 2015, or in certain cases 2017, depending on the date the vessel was delivered. All other single-hull oil tankers with carrying capacities of 5,000 dwt and above, and not falling into one of the above categories, will also be phased out by 2015, depending on the date the was delivered vessel.

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

Our earnings could suffer if we do not successfully employ our dry bulk vessels when their bareboat charters and time charters terminate

Most of the vessels (nine of the ten vessels) in the dry bulk fleet that we acquired through our purchase of Golden Ocean Group Limited in 2000 operate under long-term charters. Although these long-term charters provide steady streams of revenue, the vessels that are subject to these charters may not be available for spot voyages during an upswing in the dry bulk market cycle, when spot voyages might be more profitable. Additionally, if we cannot recharter those vessels on long term charters or employ them in the spot market profitably when their current charters expire, this could have a material adverse impact on our financial condition and results of operations.

Competition

The operation of tanker vessels and the transportation of crude and petroleum products and the other businesses in which we operate are extremely competitive. Through our operating subsidiaries we compete with other oil tanker and dry bulk carrier owners (including major oil companies as well as independent companies), and, to a lesser extent, owners of other size vessels. Our market share currently is insufficient to enforce any degree of pricing discipline in the markets in which we compete. It is possible that our competitive position will erode in the future.

Newbuildings

We placed orders for five VLCCs, of which four are expected to be delivered in 2002 and the final one is expected to be delivered in 2003. We are required to make progress payments during the construction of these vessels, but we will not derive any revenue from these vessels until after their delivery. If the shipyards are unable to complete the contracts or if we are unable to obtain the financing required to pay for the delivery of the vessels, we may forfeit all or a portion of the instalments that have been paid..

Our debt service obligations could affect our ability to incur additional indebtedness or engage in certain transactions

Our existing financing agreements impose operation and financing restrictions on us which may significantly limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into time or consecutive voyage charters or pay dividends without the consent of our lenders. In addition, our lenders may accelerate the maturity of indebtedness under our financing agreements and foreclose on the collateral securing the indebtedness upon the occurrence of certain events of default, including our failure to comply with any of the covenants contained in our financing agreements, not rectified within the permitted time.

Fluctuations in the yen could affect our earnings

Some of our vessels obtained through our acquisition of Golden Ocean Group Limited, or Golden Ocean, in 2000 have charters and financing arrangements that require payments of principal and interest or charter hire in Yen. While many of the charters for the dry bulk vessels that we acquired through Golden Ocean require the charterers to pay in Yen so as to cover related Yen denominated debt service, the charterers may also pay a significant part of the charter hire in Dollars. As we have not hedged our Yen exposure against the Dollar, a rise in the Yen could have a material adverse impact on our financial condition and results of operations.

We may be unable to attract and retain key management personnel in the tanker industry, which may negatively impact the effectiveness of our management and our results of operation

Our success depends to a significant extent upon the abilities and efforts of our senior executives, and particularly John Fredriksen, our Chairman and Chief Executive Officer, and Tor Olav Tr0im, our Vice-President, for the management of our activities and strategic guidance. While we believe that we have an experienced management team, the loss or unavailability of one or more of our senior executives, and particularly Mr. Fredriksen or Mr. Tr0im, for any extended period of time could have an adverse effect on our business and results of operations.

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

Risks involved with operating ocean going vessels could affect our business and reputation, which would adversely affect our revenues

The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:

o  marine disaster;
o  piracy;
o  environmental accidents;
o  cargo and property losses or damage; and
o  business  interruptions caused by mechanical failure,  human error, war,
   terrorism,   piracy,  political  action  in  various  countries,  labour strikes, or adverse weather conditions.

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

Maritime claimants could arrest our tankers, which could interrupt our cash flow

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay a lot of money to have the arrest lifted.

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

Our operations outside the United States expose us to global risks that may interfere with the operation of our vessels

We are an international company and primarily conduct our operations outside of the United States. Changing economic, regulatory, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered affect us. Hostilities or other political instability in regions where our vessels trade could affect our trade patterns and adversely affect our operations and performance. The terrorist attacks against targets in the United States on September 11, 2001 and the military response by the United States may increase the likelihood of acts of terrorism worldwide. Acts of terrorism, regional hostilities or other political instability could adversely affect the oil trade and reduce our revenue or increase our expenses.

Terrorist attacks, such as the attacks on the United States on September 11, 2001, and other acts of violence or war may affect the financial markets and our business, results of operations and financial condition

As a result of the September 11, 2001 terrorist attacks and subsequent events, there has been considerable uncertainty in the world financial markets. The full effect of these events, as well as concerns about future terrorist attacks, on the financial markets is not yet known, but could include, among other things, increased volatility in the price of securities. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. Future terrorist attacks may also negatively affect our operations and financial condition and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession in the United States or the world. Any of these occurrences could have a material adverse impact on our operating results, revenue, and costs.

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

We may have to pay tax on United States source income, which would reduce our earnings

Under the United States Internal Revenue Code of 1986, or the Code, a portion of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, may be subject to a 4% United States federal income tax on 50% of the gross shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the U.S., unless that corporation is entitled to a special tax exemption under the Code which applies to the international shipping income derived by some non-United States corporations. We believe that we and each of our subsidiaries qualify for this statutory tax exemption for the year ended December 31, 2001.

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


ITEM 4.     INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

The Company

We are Frontline Ltd., a Bermuda based shipping company that is engaged primarily in the ownership and operation of oil tankers. We were incorporated in Bermuda on June 12, 1992 (Company No. EC-17460). Our registered and principal executive offices are located at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda, and its telephone number is +1 (441) 295-6935.

We are engaged primarily in the ownership and operation of oil tankers, including oil/bulk/ore ("OBO") carriers. We operatetwo sizes of tankers: very large crude carriers ("VLCCs") which are between 200,000 and 320,000 deadweight tons ("dwt"), and Suezmaxes, which are vessels between 120,000 and 170,000 dwt. In addition, through a corporate acquisition completed in October 2000, we acquired a fleet of dry bulk carriers that includes Capesize, Panamax and Handymax size bulkers. We operate through subsidiaries and partnerships located in Bermuda, Liberia, Norway, Panama, Singapore and Sweden. We are also involved in the charter, purchase and sale of vessels. Since 1996, we have emerged as a leading tanker company within the VLCC and Suezmax size sectors of the market.

We have our origin in Frontline AB, which was founded in 1985, and which was listed on the Stockholm Stock Exchange from 1989 to 1997. In May 1997, a decision was made to redomicile Frontline AB from Sweden to Bermuda and to list its shares on the Oslo Stock Exchange. The change of domicile was executed through a share for share exchange offer from the then newly formed Frontline Ltd. ("Old Frontline") in Bermuda. Frontline Ltd. was incorporated under the laws of Bermuda on April 29, 1997 for the purpose of succeeding to the business of Frontline AB and, commencing in June 1997, the shares in Frontline AB were exchanged for shares in Old Frontline. The ordinary shares of Old Frontline were thereafter listed on the Oslo Stock Exchange and delisted from the Stockholm Stock Exchange.

In September 1997, Old Frontline initiated an amalgamation with London & Overseas Freighters Limited ("LOF"), also a Bermuda company. This process was completed in May 1998. In the business combination (discussed below), which left LOF as the surviving company, Old Frontline's shareholders exchanged Old Frontline shares for LOF shares and LOF was subsequently renamed Frontline Ltd. As a result of this transaction, Frontline became listed on the London Stock Exchange and on the NASDAQ National Market in addition to its listing on the Oslo Stock Exchange.

Business Acquisitions and Combinations

Amalgamation with London & Overseas Freighters Limited
On September 22, 1997, LOF and Frontline announced that they had entered into an Agreement and Plan of Amalgamation (the "Amalgamation Agreement"), providing for a business combination in a three-step transaction. On September 29, 1997, pursuant to the Amalgamation Agreement, Frontline commenced a cash tender offer (the "Offer") for at least 50.1 per cent and up to 90 per cent of the outstanding LOF Ordinary Shares and ADSs for a price of $15.91 per Ordinary Share. The Offer expired on October 28, 1997, and effective November 1, 1997 Frontline acquired approximately 79.74 per cent of the outstanding LOF Ordinary Shares.

In the second step, Frontline amalgamated (the "Amalgamation") with Dolphin Limited, a Bermuda subsidiary of LOF. Each ordinary share of Frontline was cancelled in consideration for which the stockholders of Frontline received
(i) 0.32635 Ordinary Shares of LOF and (ii) 0.01902 of a newly issued warrant ("Frontline Warrants") to purchase one LOF Ordinary Share. In the third step of the combination, in order to combine the assets and liabilities, LOF purchased the assets and liabilities of Frontline which were vested in the amalgamated company at fair market value in exchange for a promissory note. LOF is the legally surviving entity in this business combination and has been renamed Frontline Ltd. with effect from May 11, 1998. Frontline is treated as the accounting acquirer and the transaction treated as a reverse acquisition. The share capital of the Company has been restated accordingly to reflect the transaction.

Acquisition of ICB
In September 1997, Frontline made a public offer to acquire all of the shares of ICB Shipping AB (publ) ("ICB"). Through the tender offer, by October 1997 Frontline acquired 51.7 per cent of the outstanding shares of ICB at a purchase price of approximately $215 million. The shares purchased provided Frontline with only 31.4 per cent of the ICB voting rights. On January 8, 1998, Frontline withdrew its bid for the remaining outstanding shares of ICB. During 1998, Frontline made further purchases of ICB Shares in the market and at December 31, 1998 had 34.2 per cent of the voting power.

In September 1999, pursuant to an agreement (the "ICB Agreement"), Frontline acquired ICB Shares previously owned by the so-called "A group" consortium including those controlled by board members of ICB and ICB shares controlled by the Angelicoussis family. In connection with the ICB Agreement, four of the VLCCs owned by ICB, were sold to companies controlled by the Angelicoussis family. As a result of the acquisitions, Frontline increased its shareholding in ICB to approximately 90 per cent of the capital and 93 per cent of the voting rights. In October 1999, a new Board of Directors was appointed in ICB and is consequently controlled by Frontline. In December 1999, Frontline commenced a compulsory acquisition for the remaining shares in ICB and ICB was delisted from the Stockholm Stock Exchange.

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

Through the acquisition of ICB, Frontline, through an indirect subsidiary, has taken over responsibility for the management of Knightsbridge Tankers Limited (Knightsbridge"), a company whose shares are listed on the Nasdaq National Market under the symbol "VLCCF". Knightsbridge owns five VLCCs (built 1995-96) which are chartered to Shell International Petroleum Company Limited. Knightsbridge reports to the US Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934. The Company has an ownership interest of less than half of one per cent in Knightsbridge as of June 14, 2002.

Acquisition of Golden Ocean Group Limited
In October 2000, Frontline took control of Golden Ocean Group Limited ("Golden Ocean"), a shipping group which then held interests in 14 VLCCs and 10 bulk carriers. On the same date Golden Ocean emerged from bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code.

In January 2000, Golden Ocean and its fellow subsidiaries, Golden Ocean Tankers Limited and Channel Rose Holdings Inc. (together the "Debtors")
filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code with the Clerk of the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). In July 2000, Frontline filed a proposed plan of reorganisation (the "Plan of Reorganisation") and disclosure statement (the "Disclosure Statement") with the Bankruptcy Court which set forth the manner in which claims against and equity interests in the Debtors would be treated. On August 4, 2000 the Bankruptcy Court approved on Frontline's Disclosure Statement and on August 14, 2000 approved the appointment of Frontline as manager of Golden Ocean's operations with immediate effect. The Plan of Reorganisation was approved by an overwhelming majority of holders of claims entitled to vote and was confirmed at a hearing on September 15, 2000.

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

Acquisition of Mosvold Shipping Limited
On April 23, 2001, Frontline announced an offer for all of the shares of Mosvold Shipping Limited ("Mosvold"), a Bermuda company whose shares were listed on the Oslo Stock Exchange. Through a combination of shares acquired and acceptances of the offer, Frontline acquired 97 per cent of the shares of Mosvold. The remaining 3 per cent of the shares of Mosvold were acquired during 2001 through a compulsory acquisition. Through the purchase of Mosvold the Company acquired two mid-70s built VLCCs and three newbuilding contracts for VLCCs to be delivered. The two mid-70s built VLCCs have subsequently been sold by the Company. The first of the newbuildings was delivered in January 2002, the second and third are due for delivery in September 2002 and June 2003, respectively.

B. BUSINESS OVERVIEW

We are a world leader in the international seaborne transportation of crude oil. Our tanker fleet, which is one of the largest and most modern in the world, consists of 29 owned, part-owned or controlled VLCCs and 30 owned, part-owned or controlled Suezmax tankers, of which 8 are Suezmax OBOs. In addition, the we have a fleet of 8 wholly owned dry bulk carriers consisting of 3 Capesize, 2 Panamax and 3 Handymax size carriers and has a fifty per cent interest in a further two Handymax size bulk carriers. We also charter in six modern VLCCs and two modern Suezmax tankers. At June 14, 2002 we also had five newbuilding VLCCs on order, including one in which we have a 33.33 per cent interest, and have a purchase option to acquire a further VLCC.

In 2001, we took delivery of two wholly-owned Suezmax newbuildings, and three new double-hulled VLCCs in which we have a 33.33 per cent interest. In 2001, we also took delivery of four VLCCs built in 1999 and 2000 which we had purchase options on. In addition, through our acquisition of Mosvold, we acquired two VLCCs built in the mid 1970s and three newbuilding contracts for VLCCs. We have subsequently sold the two mid-70s built VLCCs. The first of the newbuildings was delivered in January 2002, the second and third are due for delivery in August 2002 and June 2003, respectively. In 2001, we also sold two 1993-built VLCCs and a 2000 built Suezmax tanker.

In 2002 to date, we have taken delivery of three newbuilding VLCCs, two of which are wholly owned and one in which we have a 33.33 per cent interest.

The fleet that we operate has a total tonnage of approximately 17.7 million dwt, and its tanker vessels have an average age of 6.4 years compared with an estimated industry average of over 11.0 years. We believe that our vessels comply with the most stringent of generally applicable environmental regulations for tankers. Our dry bulk fleet has an average age of 4.2 years.

We own various ship owning and operating subsidiaries. Our operations take place substantially outside of the United States. Our subsidiaries, therefore, own and operate vessels which may be affected by changes in foreign governments and other economic and political conditions. We are engaged primarily in transporting crude oil products and, in addition, raw materials like coal and iron ore. Our VLCCs are specifically designed for the transportation of crude oil and, due to their size, are normally used only to transport crude oil from the Middle East Gulf to the Far East, Northern Europe, the Caribbean and the Louisiana Offshore Oil Port ("LOOP"). Our Suezmax tankers are similarly designed for worldwide trading, but the trade for these vessels is mainly in the Atlantic Basin. Historically, the tanker industry has been highly cyclical, with attendant volatility in profitability and asset values resulting from changes in the supply of and demand for tanker capacity. Our carriers are specifically designed to carry oil or dry cargo and may be used to transport either oil or dry cargo on any voyage. When freight rates in both the oil and dry cargo markets are equivalent OBO carriers are operated most profitably transporting oil on one leg of the voyage and dry cargo on the other leg of a voyage. The supply of tanker and OBO capacity is influenced by the number of new vessels built, the number of older vessels scrapped, converted, laid up and lost, the efficiency of the world tanker or OBO fleet and government and industry regulation of maritime transportation practices. The demand for tanker and OBO capacity is influenced by global and regional economic conditions, increases and decreases in industrial production and demand for crude oil and petroleum products, the proportion of world oil output supplied by middle eastern and other producers, political changes and armed conflicts (including wars in the Middle East) and changes in seaborne and other transportation patterns. The demand for OBO capacity is, in addition, influenced by increases and decreases in the production and demand for raw materials such as iron ore and coal. In particular, demand for our tankers and our services in transporting crude oil and petroleum products and dry cargoes has been dependent upon world and regional markets. Any decrease in shipments of crude oil or raw materials in world markets could have a material adverse effect on our earnings. Historically, these markets have been volatile as a result of, among other things, general economic conditions, prices, environmental concerns, weather and competition from alternative energy sources. Because many factors influencing the supply of and demand for tankers and OBO carriers are unpredictable, the nature, timing and degree of changes in industry conditions are also unpredictable.

We are committed to providing quality transportation services to all of our customers and to developing and maintaining long term relationships with major charterers of tankers. Increasing global environmental concerns have created a demand in the petroleum products/crude oil seaborne transportation industry for vessels that are able to conform to the stringent environmental standards currently being imposed throughout the world. Our fleet of modern single hull VLCCs may discharge crude oil at LOOP until the year 2015, and our modern single hull Suezmax tankers may call at U.S. ports until the year 2010 under the phase-in schedule for double hull tankers presently prescribed under the Oil Pollution Act of 1990 ("OPA 90"). See "Regulation".

The tanker industry is highly cyclical, experiencing volatility in profitability, vessel values and freight rates. Freight rates are strongly influenced by the supply of tanker vessels and the demand for oil transportation.

Freight rates started to improve in spring 2000 after a period of low activity in 1999. Continuing increases in oil demand through 2000, together with modest tanker fleet growth due to relatively low newbuilding activity, resulted in extremely strong market conditions in the winter of 2000/2001. In spring 2001, rates started to decline following a slow down in economic growth combined with high crude oil prices. OPEC made large cutbacks in oil production quotas to avoid a build-up of oil inventories which would have lead to a collapse in oil prices. During 2001, seaborne oil trade and overall transport distances declined resulting in decrease in tonnage demand and tanker fleet utilisation.

The decrease in transport distances was attributable to a relative increase in non-OPEC production which necessitated significant cuts in OPEC production to support crude oil prices. The developments in 2001 have continued to date and VLCC rates in particular have been negatively affected in 2002 whereas the Suezmax market has been partly supported by increasing oil exports from the Russian Black Sea where VLCC's are not allowed to trade.

The VLCC spot market rates started 2001 at a very high level of $70,000 per day to average around $40,000 for the year, which was down from approximately $46,000 for the year before. Suezmaxes likewise started the year at high rates, $60,000 per day and finished the year at $20,000 per day averaging slightly over $30,000 per day for the year. Declining rates combined with continuously increasing quality demands caused removal of approximately 40 VLCCs and 31 Suezmax - through scrappings, conversions or total losses, in 2001. This trend has continued into 2002. The VLCC fleet currently consists of 6 per cent fewer vessels than 18 months ago.

All of the Company's dry bulk vessels are fixed on medium to long-term bareboat or time charters.

Our plan is to create one of the world's largest publicly traded shipping companies, with a modern, high quality VLCC and Suezmax fleet. Our business strategy is primarily based upon the following principles:

o emphasising operational safety and quality maintenance for all of our vessels;
o  complying with all current and proposed environmental regulations;
o outsourcing technical operations and crewing; o controlling operational costs of vessels;
o owning one of the most modern and homogeneous fleets of tankers in the world;
o  achieving high utilisation of our vessels;
o  achieving competitive financing arrangements: and
o developing and maintaining relationships with major oil companies and industrial charterers.

After having delivered their cargo, spot market vessels typically operate in ballast, meaning that they are not carryin cargo, until they are rechartered. It is the time element associated with these ballast legs that the we seek to minimise by efficiently chartering our OBO carriers and tankers. We seek to maximise earnings in employing vessels in the spot market, under time charters or under Contracts of Affreightment ("COAs").

In December 1999, the Company, together with A.P. Moller, Euronav Luxembourg SA, Osprey Maritime Ltd., Overseas Shipholding Group, Inc and Reederei "Nord" Klaus E. Oldendorff agreed to form Tankers International LLC, orTankers, to pool the commercial operation of the participating companies' modern VLCC fleets (the "Tankers Pool"). As at December 31, 2001, Tankers managed a fleet of approximately 55 modern VLCCs, of which we contributed 26. Tankers mainly employ vessels in the spot market, although it also from time to time enters into COAs and time charters. Revenues to each shipowner who participates in Tankers are calculated on the basis of the pool's total earnings and the tonnage committed to Tankers by the shipowner. In May 2002, it was announced that the Company would leave the Tankers Pool. The commercial operations of our VLCCs will be brought back in-house under our direct management.

In 1998, in order to increase our market share in the Suezmax trades and increase trading flexibility, the Company and OMI Corporation, a major international shipping company, combined Suezmax tanker fleets for commercial purposes and created Alliance Chartering LLC, or Alliance. Alliance currently markets 42 Suezmax tankers, of which the majority are employed in the Atlantic Basin. Alliance's control of this large modern fleet of Suezmaxes has enabled it to strengthen relationships with a number of customers. These arrangements may allow Alliance the opportunity to increase its Suezmax fleet utilisation through backhauls when cargo is available (that is, transporting cargo on the return trip when a ship would normally be empty) which would improve vessel earnings.

Alliance mainly employs vessels in the spot market, although it also from time to time enters into COAs and time charters. Revenues to each shipowner who participates in Alliance are based on the actual earnings from the vessels contributed to Alliance by the shipowner. The part-owned Suezmax tanker "Polytraveller", which is employed outside of Alliance, has been chartered to Navion ASA until January 2003. Since April 2001, "Polytrader", which was chartered to Navion ASA until April of 2001, has been traded in the spot market.

Similar to structures commonly used by other shipping companies, our vessels are all owned by, or chartered to, separate subsidiaries or associated companies. Frontline Management AS ("Frontline Management") and Frontline Management (Bermuda) Limited, both wholly-owned subsidiary of the Company, support us in the implementation of our decisions. Frontline Management is responsible for the commercial management of our shipowning subsidiaries, including chartering and insurance. Each vessel owned by the Company is registered under Bahamas, Bermuda, French, Hong Kong, Liberian, Philippines, Singaporean, Norwegian, Isle of Man or Panamanian flag.

Frontline has a strategy of extensive outsourcing. Ship management, crewing and accounting services are provided by a number of independent and competing suppliers.

o  Our  vessels  are  managed by  independent  ship  management  companies.
   Pursuant to management agreements, each of the independent ship management companies provides operations, ship maintenance, crewing, technical support, shipyard supervision and related services to us. A central part of our strategy is to benchmark operational performance and cost level amongst our ship managers.
o Independent ship managers provide crewing for our vessels. Currently, most of our vessels are crewed with full Russian crews, while others have full Indian or full Filipino crews, or combinations of these nationalities.
o The accounting management services for each of our shipowning subsidiaries are provided by the ship managers.

Importance of Fleet Size

We believe that fleet size in the industrial shipping sector is important in negotiating terms with major clients and charterers. We believe that a large, high-quality VLCC and Suezmax fleet will enhance our ability to obtain competitive terms from suppliers and shipbuilders and to produce cost savings in chartering and operations.

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

Customers

Our customers include major oil companies, petroleum products traders, government agencies and various other entities. During each of the years ended December 31, 2001, 2000 and 1999, no single customer accounted for 10 per cent or more of our consolidated freight revenues.

Competition

The market for international seaborne crude oil transportation services is highly fragmented and competitive. Seaborne crude oil transportation services generally are provided by two main types of operators: major oil company captive fleets (both private and state-owned) and independent shipowner fleets. In addition, several owners and operators pool their vessels together on an ongoing basis, and such pools are available to customers to the same extent as independently owned and operated fleets. Many major oil companies and other oil trading companies, the primary charterers of the vessels that we own or control, also operate their own vessels and use such vessels not only to transport their own crude oil but also to transport crude oil for third party charterers in direct competition with independent owners and operators in the tanker charter market. Competition for charters is intense and is based upon price, location, size, age, condition and acceptability of the vessel and its manager. Competition is also affected by the availability of other size vessels to compete in the trades in which we engage.

Risk of Loss and Insurance

Our business is affected by a number of risks, including mechanical failure of the vessels, collisions, property loss to our vessels, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labour strikes. In addition, the operation of any ocean-going vessel is subject to the inherent possibility of catastrophic marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade.

Frontline Management is responsible for arranging for the insurance for our vessels in line with standard industry practice. In accordance with that practice, we maintain marine hull and machinery and war risks insurance, which includes the risk of actual or constructive total loss, and protection and indemnity insurance with mutual assurance associations. From time to time we carry insurance to cover the loss of hire resulting from marine casualties in respect of some of our vessels. Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1 billion per vessel per occurrence. Protection and indemnity associations are mutual marine indemnity associations formed by shipowners to provide protection from large financial loss to one member by contribution towards that loss by all members.

We believe that our current insurance coverage is adequate to protect against the accident-related risks involved in the conduct of our business and that we maintains appropriate levels of environmental damage and pollution insurance coverage, consistent with standard industry practice. However, there is no assurance that all risks are adequately insured against, that any particular claims will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future.

Inspection by a Classification Society

Every commercial vessel's hull and machinery is "classed" by a classification society authorised by its country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of such classification society and complies with applicable rules and regulations of the country of registry of the vessel and the international conventions to which that country is a member. Our vessels have all been certified as "in class."

Each vessel is inspected by a surveyor of the classification society every year, every two and a half years and every four to five years. Should any defects be found, the classification surveyor will issue a "recommendation" for appropriate repairs which have to be made by the shipowner within the time limit prescribed.

Regulations

Government regulation significantly affects the ownership and operation of the Company's vessels. The various types of governmental regulation that affect our vessels include international conventions, national, state and local laws and regulations in force in the countries in which our vessels may operate or where our vessels are registered. We cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. Various governmental and quasi-governmental agencies require us to obtain permits, licenses and certificates for the operation of our vessels. Although we believe that we are substantially in compliance with applicable environmental and regulatory laws and have all permits, licenses and certificates necessary for the conduct of our operations, future non-compliance or failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels.

We believe that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers are leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for modern vessels that are able to conform to the stricter environmental standards. We maintain high operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our crews and officers and compliance with United States and international regulations.

Our vessels are subject to both scheduled and unscheduled inspections by a variety of governmental and private entities, each of which may have unique requirements. These entities include the local port authorities such as the Coast Guard, harbour master or equivalent, classification societies, flag state administration or country of registry, and charterers, particularly terminal operators and major oil companies which conduct frequent vessel inspections.

Environmental Regulation--IMO.

In April 2001, the International Maritime Organization, or IMO, the United Nations' agency for maritime safety, revised its regulations governing tanker design and inspection requirements. The proposed regulations, which are expected to become effective in 2002, provided that they are ratified by the IMO member states, provide for a more aggressive phase-out of single hull oil tankers as well as increased inspection and verification requirements. They provide for the phase-out of most single hull oil tankers by 2015 or earlier, depending on the age of the vessel and whether or not the vessel complies with requirements for protectively located segregated ballast tanks. Segregated ballast tanks use ballast water that is completely separate from the cargo oil and oil fuel system. Segregated ballast tanks are currently required by the IMO on crude oil tankers constructed after 1983. The changes, which will likely increase the number of tankers that are scrapped beginning in 2004, are intended to reduce the likelihood of oil pollution in international waters.

The proposed regulations identify three categories of tankers based on cargo carrying capacity and the presence or absence of protectively located segregated ballast tanks. Under the new IMO regulations, single-hull oil tankers with carrying capacities of 20,000 deadweight tons, or dwt, and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do not comply with IMO requirements for protectively located segregated ballast tanks will be phased out no later than 2007. Single-hull oil tankers with similar carrying capacities which do comply with IMO requirements for protectively located segregated ballast tanks are to be phased out by 2015, or with the consent of the country of registry of the vessel and subject to certain operational restrictions, by 2017, depending on the date of delivery of the vessel. All other single-hull oil tankers with carrying capacities of 5,000 dwt and above and not falling into one of the above categories will also be phased out by 2015, depending on the date of delivery of the vessel.

The requirements contained in the International Safety Management Code, or ISM Code, promulgated by the IMO, also our operations. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. Our vessel managers are certified as approved ship managers under the ISM Code.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a Document of Compliance, issued by each flag state, or by an appointed classification society, under the ISM Code. All of our vessels and their operators have received ISM Certification.

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

All of our vessels delivered since 1997 are of double hull construction and comply with the IMO regulations upon their effective date. We cannot at the present time evaluate the likelihood of whether compliance with the new regulations regarding inspections of all vessels will adversely affect our operations, or the magnitude of any such adverse effect, due to uncertainty of interpretation of the IMO regulations.

The IMO has negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. Additional or new convention, laws and regulations may be adopted which could limit our ability to do business and which could have a material adverse effect on our business and results of operations.

Environmental Regulation--United States

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

Under OPA, vessel owners, operators and bareboat or "demise" charterers are "responsible parties" who are all liable regardless of fault, individually and as a group, for all containment and clean-up costs and other damages arising from oil spills from their vessels. These "responsible parties" would not be liable if the spill results solely from the act or omission of a third party, an act of God or an act of war. The other damages aside from clean-up and containment costs are defined broadly to include:

      -   natural resource damages and related assessment costs;

      -   real and personal property damages;

      -   net  loss  of  taxes,  royalties,   rents,  profits  or  earnings
          capacity;

      - net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

      -   loss of subsistence use of natural resources.

OPA limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker. This is subject to possible adjustment for inflation. OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states which have enacted their own legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws.

Under OPA, with limited exceptions, all newly-built or converted tankers operating in U.S. waters must be built with double-hulls. Existing vessels that do not comply with the double-hull requirement must be phased out over a 20-year period beginning in 1995 based on size, age and place of discharge, unless retrofitted with double-hulls. Notwithstanding the phase-out period, OPA currently permits existing single-hull tankers to operate until the year 2015 if their operations within U.S. waters are limited to:

      -   discharging at the LOOP; or

      - unloading with the aid of another vessel, a process referred to in the industry as "lightering," within authorized lightering zones more than 60 miles off-shore.

CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million. These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct. These limits do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. We believe that we are in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our vessels will call.

OPA requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under OPA. The U.S. Coast Guard has enacted regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the OPA limitation on liability of $1,200 per gross ton with the CERCLA liability limit of $300 per gross ton. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA regulations, an owner or operator of more than one tanker will be required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum liability under OPA/CERCLA. We currently maintain evidence of financial responsibility through Shoreline Mutual (Bermuda) Ltd.

We currently insure and, provided such insurance remains available at a commercially reasonable cost, plan to insure each of our vessels with pollution, spillage and leakage liability insurance in the amount of $1 billion per vessel per occurrence. This is the amount currently available to us in the insurance market on commercially reasonable terms. The liability resulting from a catastrophic spill could exceed the insurance coverage available, in which event there could be a material adverse effect on us. Additionally, under OPA, the liability of responsible parties, United States or foreign, with regard to oil pollution damage in the United States is not pre-empted by any international convention.



Owners or operators of tankers operating in the waters of the U.S. must file vessel response plans with the U.S. Coast Guard, and their tankers are required to operate in compliance with their U.S. Coast Guard approved plans. These response plans must, among other things:

      - address a "worst case" scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a "worst case discharge";

      -   describe crew training and drills; and

      - identify a qualified individual with full authority to implement removal actions.

Our tankers that call in the U.S. meet this requirement.

In addition to federal laws and regulation, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law. OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and many states have enacted legislation providing for unlimited liability for oil spills.

Several of our vessels currently carry cargoes to United States waters regularly and we believe that all of our vessels are suitable to meet OPA requirements and that thjey would also qualify for trade if chartered to serve U.S. ports.

It is impossible to predict what additional legislation, if any, may be promulgated by the United States or any other country or authority.

Environmental Regulation--CLC

Although the U.S. is not a party to these conventions, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, or CLC. Under this convention, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of oil, subject to some complete defenses. Liability is limited to approximately $270 per gross registered ton or approximately $28.3 million, whichever is less. If, however, the country in which the damage results is a party to the 1992 Protocol to the CLC, the maximum liability rises to $74.9 million. The limit of liability is tied to a unit of account which varies according to a basket of currencies. The right to limit liability is forfeited under the CLC where the spill is caused by the owner's actual fault and under the 1992 Protocol, where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to states which are party to this convention must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

Environmental Regulations -- EU

The International Maritime Organization has approved an accelerated timetable for the phase-out of single hull oil tankers. The new regulations, expected to take effect in 2002, provided they are ratified by the IMO member states, require the phase-out of most single hull oil tankers by 2015 or earlier, depending on the age of the tanker and whether or not it has segregated ballast tanks. Under the new regulations the maximum permissible age for single hull tankers after 2007 will be 26 years, as opposed to 30 years under current regulations. The amendments to the International Convention for the Prevention of Marine Pollution from Ships 1973, as amended in 1978, accelerates the phase-out schedule previously set by the IMO in 1992. We expect that the European Union will incorporate the IMO regulations so that port states may enforce them.

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

As a part of this, the Commission has adopted a proposal for a general ban on single-hull oil tankers. The timetable for the ban shall be similar to that set by the United States under OPA in order to prevent oil tankers banned from U.S. waters from shifting their trades to Europe. The ban plans for a gradual phase-out of tankers depending on vessel type:

      - Single-hull oil tankers larger than 20,000 dwt without protective ballast tanks around the cargo tanks. This category is proposed to be phased out by 2005.

      - Single-hull oil tankers larger than 20,000 dwt in which the cargo tank area is partly protected by segregated ballast tank. This category is proposed to be phased out by 2015.

      - Single-hull tankers below 20,000 dwt. This category is proposed to be phased out by 2015.

In addition, Italy announced a ban of single hull crude oil tankers over 5,000 dwt from most Italian ports, effective April 2001, which has since been delayed. This ban will be placed on oil product carriers, effective December 1, 2003. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

C. ORGANIZATIONAL STRUCTURE

Our vessels are all owned by, or chartered to, separate subsidiaries, associated companies or joint ventures. The following table sets out the details of the Company's significant subsidiaries and equity interests as of June 14, 2002:

                                                                          Country of    Ownership
Name                                                Vessel/Activity    Incorporation    Percentage
----                                                ---------------    -------------    ----------

Granite Shipping Co. Ltd.                             Front Granite          Bahamas          100%

Frontline Management (Bermuda) Ltd               Management company          Bermuda          100%
ICB Shipping (Bermuda) Limited                   Management company          Bermuda          100%
Mosvold Shipping Limited                            Holding company          Bermuda          100%

Golden Current Limited                                       Opalia      Isle of Man          100%

Ariake Transport Corporation                                 Ariake          Liberia        33.33%
Bandama Ltd.                           Polytrader and Polytraveller          Liberia          100%
Bonfield Shipping Ltd.                                 Front Driver          Liberia          100%
Dundee Navigation SA                                         Dundee          Liberia         50.1%
Edinburgh Navigation SA                                   Edinburgh          Liberia         50.1%
Fourways Marine                                        Front Spirit          Liberia          100%
Front Ardenne Inc.                                    Front Ardenne          Liberia          100%
Front Barbant Inc.                                    Front Barbant          Liberia          100%
Front Eagle Corporation                                 Front Eagle          Liberia          100%
Front Glory Shipping Inc.                               Front Glory          Liberia          100%
Front Pride Shipping Inc.                               Front Pride          Liberia          100%
Front Serenade Inc.                                  Front Serenade          Liberia          100%
Front Splendour Shipping Inc.                       Front Splendour          Liberia          100%
Front Tobago Inc.                                      Front Tobago          Liberia           40%
Golden Aquarian Corporation                                Cos Hero          Liberia          100%
Golden Bayshore Shipping Corporation                   Navix Astral          Liberia          100%
Golden Channel Corporation                          Front Commodore          Liberia          100%
Golden Door Corporation                               Golden Nerina          Liberia          100%
Golden Estuary Corporation                           Front Comanche          Liberia          100%
Golden Fjord Corporation                             Front Commerce          Liberia          100%
Golden Fountain Corporation                         Golden Fountain          Liberia           50%
Golden Gulf Corporation                                 Golden Aloe          Liberia          100%
Golden Hilton Shipping Corporation                Channel Navigator          Liberia          100%
Golden Key Corporation                                  Golden Disa          Liberia          100%
Golden Lagoon Corporation                            Pacific Lagoon          Liberia           50%
Golden Loch Corporation                               Golden Protea          Liberia          100%
Golden Ocean Tankers Limited                        Holding Company          Liberia          100%
Golden President Shipping Corporation              Channel Alliance          Liberia          100%
Golden Seaway Corporation                              New Vanguard          Liberia          100%
Golden Sound Corporation                                  New Vista          Liberia          100%
Golden Strait Corporation                            Golden Victory          Liberia          100%
Golden Stream Corporation                             Golden Stream          Liberia          100%
Golden Tide Corporation                               New Circassia          Liberia           50%
Ichiban Transport Corporation                               Ichiban          Liberia        33.33%
Katong Investments Ltd.                               Front Breaker          Liberia          100%
Kea Navigation Ltd.                                    Front Melody          Liberia          100%
Langkawi Shipping Ltd.                                  Front Birch          Liberia          100%
Middleburg Properties Ltd.                             Golden Daisy          Liberia          100%
Millcroft Maritime SA                                Front Champion          Liberia          100%
Neon shipping SA                                          Front Sun          Liberia          100%
Otina Inc.                                               Front Tina          Liberia          100%
Optimal Shipping SA                                  Front Symphony          Liberia          100%
Pablo Navigation SA                                     Front Chief          Liberia          100%
Patrio Shipping Ltd.                                   Front Hunter          Liberia          100%
Quadrant Marine Inc.                                      Front Sky          Liberia          100%
Rakis Maritime SA                                     Front Fighter          Liberia          100%
Reese Development Inc.                                  Golden Rose          Liberia           50%
Ryan Shipping Corporation                             Front Warrior          Liberia          100%
Sable Navigation SA                                 Channel Poterne          Liberia          100%
Saffron Rose Shipping Limited                           Front Crown          Liberia          100%
Sakura Transport Corporation                               Sakura I          Liberia        33.33%
Sea Ace Corporation                                       Front Ace          Liberia          100%
Sibu Shipping Ltd.                                      Front Maple          Liberia          100%
South West Tankers Inc                                  Front Sunda          Liberia          100%
Tokyo Transport Corporation                                  Tanabe          Liberia        33.33%
Tidebrook Maritime Corporation                      Front Commander          Liberia          100%
Ultimate Shipping Ltd.                                Front Century          Liberia          100%
West Tankers Inc.                                       Front Comor          Liberia          100%

Frontline Management AS                          Management company           Norway          100%

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



D. PROPERTY, PLANTS AND EQUIPMENT

The Company's Vessels

We operate a substantially modern fleet of tankers consisting of 35 VLCCs, 24 Suezmax tankers and eight Suezmax OBO carriers. In addition we have five newbuilding contracts and have a purchase option to acquire a further one VLCC tanker. We also have a fleet of 10 dry bulk carriers. The following table sets forth the fleet that we operate as of June 14, 2002:

TANKER FLEET
Owned Tonnage

                                      Approximate                                                  Type of
                                      -----------                                                  -------
Vessel                      Built            Dwt.          Construction     Flag                Employment
------                      -----            ----          ------------     ----                ----------
VLCCs
-----
Front Sabang                 1990         285,000           Single-hull       SG              Tankers Pool
Front Vanadis                1990         285,000           Single-hull       SG              Tankers Pool
Front Highness               1991         284,000           Single-hull       SG              Tankers Pool
Front Lady                   1991         284,000           Single-hull       SG              Tankers Pool
Front Lord                   1991         284,000           Single-hull       SG              Tankers Pool
Front Duke                   1992         284,000           Single-hull       SG              Tankers Pool
Front Duchess                1993         284,000           Single-hull       SG              Tankers Pool
Front Tobago (40%)           1993         261,000           Single-hull      LIB              Tankers Pool
Front Edinburgh (50.1%)      1993         302,000           Double-side      LIB              Tankers Pool
Front Dundee (50.1%)         1993         302,000           Double-side      LIB              Tankers Pool
Front Ace                    1993         275,000           Single-hull      LIB              Tankers Pool
Golden Fountain (50%)        1995         302,000           Single-hull      PAN              Time Charter
Golden Stream                1995         276,000           Single-hull      PAN              Time Charter
Navix Astral                 1996         276,000           Single-hull      PAN          Bareboat Charter
New Vanguard                 1998         300,000           Double-hull       HK          Bareboat Charter
New Vista                    1998         300,000           Double-hull       HK          Bareboat Charter
New Circassia (50%)          1999         306,000           Double-hull      PAN          Bareboat Charter
Opalia                       1999         302,000           Double-hull      IoM          Bareboat Charter
Pacific Lagoon (50%)         1999         306,000           Double-hull      PAN              Time Charter
Front Comanche               1999         300,000           Double-hull      FRA              Time Charter
Front Commerce               1999         300,000           Double-hull      LIB              Tankers Pool
Front Tina                   2000         298,000           Double-hull      LIB              Time Charter
Front Commodore              2000         299,000           Double-hull      BDA              Tankers Pool
Ichiban                      2000         296,000           Double-hull       BS              Tankers Pool
Ariake                       2001         296,000           Double-hull       BS              Tankers Pool
Sakura I                     2001         296,000           Double-hull       BS              Tankers Pool
Front Eagle                  2002         308,000           Double-hull       BA              Tankers Pool
Front Serenade               2002         298,500           Double-hull      LIB              Tankers Pool
Tanabe (33.33%)              2002         286,000           Double-hull       BA              Tankers Pool
Hull No. 4979                2002         299,000           Double-hull      LIB
Hull No. 4980                2002         299,000           Double-hull      LIB
Hull No. 4983 (33.33%)       2002         308,000           Double-hull       BA
Hull No. 1402                2002         308,000           Double-hull       BA
Hull No. 1412                2003         308,000           Double-hull       BA


Suezmax OBO Carriers
--------------------
Front Breaker                1991         169,000           Double-hull      NIS               Spot market
Front Climber                1991         169,000           Double-hull       SG               Spot market
Front Driver                 1991         169,000           Double-hull      NIS               Spot market
Front Guider                 1991         169,000           Double-hull       SG               Spot market
Front Leader                 1991         169,000           Double-hull       SG               Spot market
Front Rider                  1992         169,000           Double-hull       SG               Spot market
Front Striver                1992         169,000           Double-hull       SG               Spot market
Front Viewer                 1992         169,000           Double-hull       SG               Spot market



Suezmaxes
---------
Polytrader (40%)             1978         126,000           Single-hull      NIS               Spot market
Polytraveller (35%)          1979         126,000           Single-hull      NOR              Time charter
Front Lillo                  1991         147,000           Single-hull      NIS               Spot market
Front Birch                  1991         152,000           Double-side      NIS               Spot market
Front Maple                  1991         152,000           Double-side      NIS               Spot market
Front Granite                1991         142,000           Single-hull      NIS               Spot market
Front Emperor                1992         147,000           Single-hull       SG               Spot market
Front Sunda                  1992         142,000           Single-hull      NIS               Spot market
Front Spirit                 1993         147,000           Single-hull      NIS               Spot market
Front Comor                  1993         142,000           Single-hull      NIS               Spot market
Front Pride                  1993         150,000           Double-hull      NIS               Spot market
Front Glory                  1995         150,000           Double-hull      NIS               Spot market
Front Splendour              1995         150,000           Double-hull      NIS               Spot market
Front Ardenne                1997         153,000           Double-hull      NIS               Spot market
Front Brabant                1998         153,000           Double-hull      NIS               Spot market
Mindanao                     1998         158,000           Double-hull       SG               Spot market
Front Fighter                1998         153,000           Double-hull      NIS               Spot market
Front Hunter                 1998         153,000           Double-hull      NIS               Spot market
Front Sun                    2000         153,000           Double-hull      NIS               Spot market
Front Sky                    2000         153,000           Double-hull      NIS               Spot market
Front Melody                 2001         150,000           Double-hull      NIS               Spot market
Front Symphony               2001         150,000           Double-hull      LIB               Spot market

Chartered In Tonnage
                                      Approximate                                                  Type of
                                      -----------                                                  -------
Vessel                      Built             Dwt          Construction     Flag                Employment
------                      -----             ---          ------------     ----                ----------

VLCCs
-----
Front Century                1998         311,000           Double-hull       BA              Tankers Pool
Front Champion               1998         311,000           Double-hull       BA              Tankers Pool
Front Chief                  1999         311,000           Double-hull       BA              Tankers Pool
Front Commander              1999         311,000           Double-hull       BA              Tankers Pool
Front Crown                  1999         311,000           Double-hull       BA              Tankers Pool
Golden Victory               1999         305,000           Double-hull      PAN              Tankers Pool


Suezmax
-------
Front Warrior                1998         153,000           Double-hull       BA               Spot market
Kim Jacob                    1998         158,000           Double-hull       SG               Spot market



DRY BULK FLEET
Owned Tonnage

                             Approximate                           Type of
                             -----------                           -------
Vessel               Built          Dwt.   Construction   Flag  Employment
------               -----          ----   ------------   ----  ----------
Capesize
--------
Channel Alliance     1996          172,000  Single-hull   PHI   Time Charter
Channel Navigator    1997          172,000  Single-hull   PHI   Time Charter
Channel Poterne      1997          172,000  Single-hull   PHI   Time Charter

Panamax
-------
Golden Disa          1999          75,000   Single-hull   PHI   Time Charter
Golden Nerina        1999          75,000   Single-hull   PHI   Time Charter

Handymax
--------
Golden Rose (50%)    1998          47,000   Single-hull   PHI   Time Charter
Golden Daisy (50%)   1998          47,000   Single-hull   PHI   Time Charter
Golden Aloe          1998          46,000   Single-hull   PHI   Time Charter
Golden Protea        1998          46,000   Single-hull   PHI   Time Charter
Cos Hero             1999          48,000   Single-hull   PAN   Bareboat Charter



Key to Flags:
BA - Bahamas, BDA - Bermuda, HK - Hong Kong, IoM - Isle of Man, LIB - Liberia, NOR - Norway, NIS - Norwegian International Ship Register, PAN - Panama, PHI - Philippines, SG - Singapore, FRA - France.

Other than its interests in the vessels described above, we do not own any material physical properties. We lease office space in Hamilton, Bermuda from an unaffiliated third party. Frontline Management leases office space, at market rates, in Oslo, Norway from Sea Shipping AS, a company indirectly affiliated with Hemen Holding Ltd., or Hemen, our principal shareholder. One of our subsidiaries leases office space in London, England from an unaffiliated third party.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following discussion should be read in conjunction with Item 3 "Selected Financial Data" and the Company's audited Consolidated Financial Statements and Notes thereto included herein.

The Company's principal focus and expertise are to serve major integrated oil companies and other customers that require transportation of crude oil and oil products cargoes. The Company's tanker fleet, which is one of the largest and most modern in the world, consists of 29 owned, part-owned or controlled VLCCs and 30 owned, part-owned or controlled Suezmax tankers, of which 8 are Suezmax OBOs. In addition, the Company has a fleet of 8 wholly owned dry bulk carriers consisting of 3 Capesize, 2 Panamax and 3 Handymax size carriers and has a fifty per cent interest in a further two Handymax size bulk carriers. The Company also charters in six modern VLCCs and two modern Suezmax tankers. At June 14, 2002 the Company also has five newbuilding VLCCs on order, including one in which it has a 33.33 per cent interest, and has a purchase option to acquire a further one VLCC.

In 2001, the Company took delivery of two wholly-owned Suezmax newbuildings, and three new double-hulled VLCCs in which the Company has a
33.33 per cent interest. In 2001, the Company also took delivery of four 1999 and 2000 built VLCCs on which had it had purchase options. In addition, through its acquisition of Mosvold, it acquired two mid-70s built VLCCs and three newbuilding contracts for VLCCs. The two mid-70s built VLCCs have subsequently been sold by the Company. The first of the newbuildings was delivered in January 2002, the second and third are due for delivery in September 2002 and June 2003, respectively.

In 2001, the Company sold two 1993-built VLCCs and a 2000 built Suezmax tanker. The Company also sold three VLCCs to German KG structures and leased these vessels back on charters each for a period of eight years with the option on the buyer's side to extend the charter for a further three year followed by a further two years. Each charter provides that the Company has the option to acquire the relevant vessels at certain dates in the future and gives the buyer the option to sell the vessel on the Company in 2014. These sale and leaseback transactions have been accounted for as capital leases and the vessels and associated lease liabilities have been recognised on the Company's balance sheet.

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

In December 1999, the Company, together with A.P. Moller, Euronav Luxembourg SA, Osprey Maritime Ltd., Overseas Shipholding Group, Inc and Reederei "Nord" Klaus E. Oldendorff agreed to form Tankers International LLC ("Tankers") to pool the commercial operation of the participating companies' modern VLCC fleets (the "Tankers Pool"). As at December 31, 2001, Tankers managed a fleet of approximately 55 modern VLCCs, of which the Company contributed 26. Tankers mainly employs ships in the spot market, although it also from time to time enters into COAs and time charters. Revenues to each shipowner who participates in Tankers are calculated on the basis of the pool's total earnings and the tonnage committed into Tankers by the shipowner. In May 2002, it was announced that the Company would leave the Tankers Pool. The commercial operations of the Company's VLCCs will be brought back in-house under the Company's direct management.

In 1998, in order to increase the Company's market share in the Suezmax trades and increase trading flexibility, the Company and OMI Corporation, a major international shipping company, combined Suezmax tanker fleets for commercial purposes and created Alliance Chartering LLC ("Alliance"). Alliance currently markets 42 Suezmax tankers. Alliance mainly employs ships in the spot market, although it also from time to time enters into COAs and time charters. Revenues to each shipowner who participates in Alliance are based on the actual earnings from the ships contributed into Alliance by the shipowner. The part-owned Suezmax "Polytraveller," which is employed outside of Alliance, has been chartered to Navion ASA until January 2003. Since April 2001, the "Polytrader," which was chartered to Navion ASA until April of 2001, has been traded in the spot market since April 2001.

Market Overview

The tanker industry is highly cyclical, experiencing volatility in profitability, vessel values and freight rates. In particular, freight rates are strongly influenced by the supply of tanker vessels and the demand for oil transportation.

Freight rates started to improve in spring 2000 after a period of low activity in 1999. Continuing increases in oil demand through 2000, together with modest tanker fleet growth due to relatively low newbuilding activity, resulted in extremely strong market conditions in the winter of 2000/2001. In spring 2001, rates started to decline following a slow down in economic growth combined with high crude oil prices. OPEC made large cutbacks in oil production quotas to avoid a build-up of oil inventories which would have lead to a collapse in oil prices. Over the year 2001, seaborne oil trade and overall transport distances declined resulting in decrease in tonnage demand and tanker fleet utilisation.

The decrease in transport distances was attributable to a relative increase in non-OPEC production which necessitated significant cuts in OPEC production to support crude oil prices. The developments in 2001 have continued to date and VLCC rates in particular have been negatively affected in 2002 whereas the Suezmax market has been partly supported by increasing oil exports from the Russian Black Sea where VLCC's are not allowed to trade.

The VLCC spot market rates started 2001 at a very high level of $70,000 per day to average around $40,000 for the year which was down from approximately $46,000 for the year before. Suezmaxes likewise started the year at high rates, $60,000 per day and finished the year at $20,000 per day averaging slightly over $30,000 per day for the year. Declining rates combined with continuously increasing quality demands caused removal in 2001 of approximately 40 VLCCs and 31 Suezmax - through scrappings, conversions or total losses. This trend has continued into 2002. The VLCC fleet currently consists of 6 per cent fewer vessels than 18 months ago.

The following table sets out the daily TCEs earned on the spot market by the Company's tanker fleet over the last five years:

                     2001     2000     1999     1998      1997
                     ----     ----     ----     ----      ----
(in $ per day)
VLCC               40,800   46,300   20,000   31,800    32,700
Suezmax            30,700   35,500   16,700   22,400    24,800
Suezmax OBO        28,900   33,300   16,800   21,800    25,500

The Company's fleet of dry bulk carriers are all fixed on medium to long-term bareboat or time charters. These arrangements provide sufficient cash flows to cover the debt service on this fleet.

Inflation

Although inflation has had a moderate impact on operating expenses, drydocking expenses and corporate overheads, management does not consider inflation to be a significant risk to direct costs in the current and foreseeable economic environment. In addition, in a shipping downturn, costs subject to inflation can usually be controlled because shipping companies typically monitor costs to preserve liquidity and encourage suppliers and service providers to lower rates and prices. It is expected that insurance costs, which have risen considerably in 2001, will continue to increase in the next few years. However, the Company expects to be protected against the full impact of such increases due to the fact that it has fixed certain parts of its premium for multiple years. In the event that inflation becomes a significant factor in the world economy, inflationary pressures could result in increased operating and financing costs.

Change in Accounting Policies

In 2001, the Company changed its accounting policy for drydockings. Prior to 2001, provisions for future drydockings were accrued and charged to expense on a pro-rata basis over the period to the next scheduled drydockings. Since January 1, 2001 the Company has recognised the cost of a drydocking at the time the drydocking takes place, that is it applies the "expense as incurred" method. The expense as incurred method is considered by management to be a more reliable method of recognising drydocking costs as it eliminates the uncertainty associated with estimating the cost and timing of future drydockings. The cumulative effect of this change in accounting principle is shown separately in the consolidated statements of operations for the year ended December 31, 2001 and resulted in a credit to income of $32.3 million in 2001. The cumulative effect of this change as of January 1, 2001 on the Company's consolidated balance sheet was to reduce total liabilities by $32.3 million. Assuming the "expense as incurred" method had been applied retroactively, the pro forma income before cumulative effect of change in accounting principle for 2000 and 1999 would have been increased by $6.3 million and $7.0 million, or $0.09 and $0.14 per basic and diluted share, respectively.

As of January 1, 2001, the Company adopted Statement of Financial Accounting Standard ("SFAS") No. 133, "Accounting for Derivatives and Hedging Activities" ("SFAS 133"). Certain hedge relationships met the hedge criteria prior to SFAS 133, but do not meet the criteria for hedge accounting under SFAS 133. The Company adopted SFAS 133 in the first quarter of fiscal year 2001 and upon initial adoption recognised the fair value of its derivatives as assets of $0.4 million and liabilities of $0.6 million. A gain of $0.3 million was recognised in income and a charge of $0.5 million made to other comprehensive income.

Recently Issued Accounting Standards

In June 2001, the Financial Accounting Standards Board ("FASB") approved SFAS No. 141, "Accounting for Business Combinations" which requires the application of the purchase method including the identification of the acquiring enterprise for each transaction. SFAS No. 141 supercedes APB No. Opinion 16 and applies to all business combinations initiated after June 30, 2001 and all business combinations accounted for by the purchase method that are completed after June 30, 2001. The adoption of SFAS No. 141 by the Company on June 30, 2001 did not have any impact on the Company's consolidated results of operations or financial position.

In June  2001,  the  FASB  approved  SFAS  No.  142,  "Goodwill  and  Other
Intangible Assets" ("SFAS 142"). SFAS No. 142 applies to all acquired intangible assets whether acquired singly, as part of a group, or in a business combination. SFAS No. 142 will supersede APB Opinion No. 17, "Intangible Assets". This statement is effective for fiscal years beginning after December 15, 2001. SFAS No. 142 requires that goodwill and indefinite lived intangible assets will no longer be amortized but will be reviewed annually for impairment. Intangible assets that are not deemed to have an indefinite life will continue to be amortised over their useful lives. At December 31, 2001, the Company had unamortised goodwill of $14.0 million. Amortisation expense related to goodwill was $1.9 million, $1.1 million and $0.5 million for the years ended December 31, 2001, 2000 and 1999, respectively. The Company has not yet determined what effect the adoption of SFAS No. 142 will have on its consolidated results of operations or financial position.

In August 2001, the FASB approved SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS No. 143 requires the fair value of a legal liability related to an asset retirement be recognized in the period in which it is incurred. The associated asset retirement costs must be capitalized as part of the carrying amount of the related long-lived asset and subsequently amortized to expense. Subsequent changes in the liability will result from the passage of time (interest cost) and revision to cash flow estimates. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002, effective January 1, 2003 for the Company. Management does not expect that the adoption of SFAS No. 143 will have a material effect on the Company's results of operations or financial position.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). The objectives of SFAS 144 are to address significant issues relating to the implementation of FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and to develop a single accounting model based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale. The standard requires  that  long-lived  assets  that are to be  disposed  of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, the standard expands the scope of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and will be eliminated from the ongoing operations of the entity in a disposal transaction. This statement is effective for fiscal years beginning after December 15, 2001, and generally, its provisions are to be applied prospectively. The Company is currently evaluating the impact of this statement and does not expect the adoption of SFAS No. 144 to have a material effect on the Company's results of operations or financial position.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". This Statement rescinds FASB Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, FASB Statement No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. This Statement also rescinds FASB Statement No. 44, Accounting for Intangible Assets of Motor Carriers. This Statement amends FASB Statement No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. This statement is generally for transactions occurring after May 15, 2002. The Company is currently evaluating the impact of this statement.

Critical Accounting Policies

The preparation of the Company's financial statements in accordance with accounting principles generally accepted in the United States requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The following is a discussion of the accounting policies applied by the Company that are considered to involve a higher degree of judgement in their application. See Note 2. to the Company's audited Consolidated Financial Statements and Notes thereto included herein for details of all of the Companys' material accounting policies.

Revenue Recognition
Revenues are generated from freight billings, time charter and bareboat charter hires. Time charter and bareboat charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter the revenues and associated voyage costs are recognised rateably over the duration of the voyage. The operating results of voyages in progress at a reporting date are estimated and recognised pro-rata on a per day basis. Probable losses on voyages are provided for in full at the time such losses can be estimated.

The operating revenues and voyage expenses of the vessels operating in the Tankers pool, and certain other pool arrangements, are pooled and net operating revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula. The same revenue and expenses principles stated above are applied in determining the pool net operating revenues.

Vessels and Depreciation
The cost of the Company's vessels is depreciated on a straight-line basis over the vessels' remaining economic useful lives. Management estimates the useful life of the Company's vessels to be 25 years and this is a common life expectancy applied in the shipping industry. With effect from April 2001, the IMO implemented new regulations that result in the accelerated phase-out of single hull vessels. As a result of this, the Company has re-evaluated the estimated useful life of its single hull vessels and determined this to be either 25 years or the vessel's anniversary date in 2017, whichever comes first. As a result, the estimated useful lives of four of the Company's vessels were reduced in the fourth quarter of 2001. If the estimated economic useful life is incorrect, an impairment loss could result in future periods.

The vessels held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In assessing the recoverability of the vessels' carrying amounts, the Company must make assumptions regarding estimated future cash flows. Factors we consider important which could effect recoverability and trigger impairment include significant underperformance relative to expected operating results and significant negative industry or economic trends.

Results of Operations

Year ended December 31, 2001 compared with the year ended December 31, 2000 Total net operating revenues increased by 8 per cent to $647.3 million in 2001 compared with $599.9 million 2000. This reflects an increase due to a full years contribution in 2001 from the vessels acquired through the purchase of Golden Ocean. In 2000, Golden Ocean was only consolidated with effect from October 2000. Offsetting the increase due to the expanded fleet, was a decrease due to lower average earnings in the tanker market. The annual average daily TCEs earned by the VLCCs, Suezmax tankers, and Suexmaz OBO carriers trading in the spot market were $40,800, $30,700 and $28,900 in 2001 respectively, compared with $46,300, $35,500 and $33,300 in
2000.

Vessel operating expenses, which include drydocking costs, increased 37 per cent to $ 121.5 million from $88.5 million in 2000. This increase is explained by the inclusion of Golden Ocean for the full year in 2001. The average daily operating costs, including drydockings, of the Company's VLCCs, Suezmax tankers and Suezmax OBO carriers was $6,300, $5,700 and $9,000 respectively compared with $6,900, $5,500 and $6,200 in 2000. The increase in daily operating costs for the Suezmax OBO carriers in 2001 is due to seven of the eight vessels being dry docked during 2001. Fluctuations in the other vessel sizes are within expected ranges.

Charterhire expenses increased to $41.9 million in 2001 from $34.4 million in 2000 due to the inclusion of Golden Ocean for the full year in 2001.

Administrative expenses have increased 41 per cent to $13.2 million in 2001 from $9.3 million in 2000. This reflects an increase in the number of employees, general corporate activity and also a $1.2 million non-cash charge in connection with employee stock options.

In 2001, earnings before interest, tax, depreciation and amortisation, including earnings from associated companies increased 10 per cent to $528.8 million from $481.8 in 2000.

Depreciation and amortisation increased 31 per cent from $92.9 million in 2000 to $121.7 million in 2001. The increase relates to the acquisition of new vessels and the inclusion of Golden Ocean for the full year in 2001. The implementation of IMO regulations has reduced the expected useful life for four of the Company's vessels, which result in increased depreciation of $0.5 million in 2001 for those vessels.

Net interest expense for 2001 was $78.8 million compared with $89.3 million in 2000, a decrease of 12 per cent. This decrease reflects the benefit of lower interest expense on debt as interest rates fell during 2001 and increased interest income arising from higher average cash balance. The Company had total long-term debt outstanding of $1,391.2 million at December 31, 2001, compared with $1,544.1 million at December 31, 2000. In addition the Company had a total amount of $300.8 million of obligations under capital leases at December 31, 2001, compared with $109.8 million at December 31, 2000.

The share in result of associated companies increased 94 per cent from $12.8 million in 2000 to $22.3 million due to the inclusion of Golden Ocean for the full year in 2001. Certain of the associated companies in which the Company has investments, have Yen denominated long-term debt. In 2001, the Yen weakened against the US Dollar and the resulting unrealised foreign exchange gain is included within the share in results of associated companies. The increase in the foreign exchange gain from $14.6 million in 2000 to $28.3 million in 2001 also reflects the weakening of the Yen and the $28.3 million represents the unrealised gain in subsidiaries that have Yen denominated long-term debt.

The charge for other financial items increased from $0.2 million in 2000 to $5.7 million in 2001 which is attributable to the market value adjustment on derivatives following the adoption of SFAS No. 133 on January 1, 2001. In 2001 the Company has incurred a charge of $9.8 million in connection with the market value adjustments on interest rate swaps. In September 2001 the Company established a twelve month facility for a Stock Indexed Total Return Swap Programme or Equity Swap Line with the Bank of Nova Scotia ("BNS"), whereby the latter acquires shares in the Company, and the Company carries the risk of fluctuations in the share price of those acquired shares. In 2001 the mark to market valuation of the Equity Swap Line resulted in a credit to income of $4.4 million.

In 2001, the Company changed its accounting policy for drydockings. Prior to 2001, provisions for future drydockings have been accrued and charged to expense on a pro-rata basis over the period to the next scheduled drydockings. Effective January 1, 2001 the Company recognised the cost of a drydocking at the time the drydocking takes place, that is it applies the "expense as incurred" method. The expense as incurred method is considered by management to be a more reliable method of recognising drydocking costs as it eliminates the uncertainty associated with estimating the cost and timing of future drydockings. The cumulative effect of this change in accounting principle resulted in a credit to income of $32.3 million in 2001. The cumulative effect of this change as of January 1, 2001 on the Company's consolidated balance sheet was to reduce total liabilities by $32.3 million.

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

Net interest expense was $89.3 million compared with $81.2 million in 1999, an increase of 10 per cent. The Company had total long-term debt outstanding of $1,544 million at December 31, 2000 compared with $1,080 million at December 31, 1999. In addition the Company had a total amount of $110 million of obligations under capital lease. All of this latter amount and $314 million of the total debt outstanding at the end of 2000 related to the Golden Ocean fleet and these have only impacted the interest expense in the last quarter of 2000. At December 31, 1999 the Company had outstanding a specific loan of $54.0 million from Metrogas Holdings ("Metrogas"), a company related to the Company's Chairman. This loan was repaid in full during 2000 through the conversion to shares in the Company in an amount equal to $30 million and the remainder through cash repayment. In 2000, the Company benefited from the repayment of high-margin debt related to ICB in late 1999, and the low interest rate on Yen debt from Golden Ocean. This partly offset the increased average interest rate on US dollar denominated debt in 2000 compared to 1999.

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

The Company's funding and treasury activities are conducted within corporate policies to maximise investment returns while maintaining appropriate liquidity for the Company's requirements. Cash and cash equivalents are held primarily in US dollars with some balances held in Japanese Yen, British Pound and Norwegian Kroner.

As of December 31, 2001, 2000 and 1999, the Company had cash and cash equivalents of $178.2 million, $103.5 million and $65.5 million, respectively. The Company generated cash from operations of $477.6 million in 2001, compared with $271.6 million in 2000 and $46.5 million in 1999. Net cash used in investing activities in 2001 was $103.8 million compared with $497.0 million in 2000. In 1999 the Company generated net cash from investing activities of $175.5 million. In 2001 investing activities consisted primarily of $386.1 million paid for vessel acquisitions, $64.7 million to acquire Mosvold and $60.0 million investment in associated companies. The latter related principally to joint ventures through which the Company acquired one third interests in five vessels and 50.1 per cent interest in tow vessels. Offsetting these invested amounts was proceeds of $400.1 million arising on the sale of assets. In 2001 the Company sold two 1993-built VLCCs and a 2000 built Suezmax tanker. The Company also sold three VLCCs to German KG structures and leased these vessels back on charters each for a period of eight years with the option on the buyer's side to extend the charter for a further three year followed by a further two years. In 2000, investing activities consisted primarily of payments for vessel acquisitions, totalling $436.0 million, the investment in Golden Ocean and the investment of $38.6 million in debt of companies connected with Golden Ocean. In 1999, investing activities consisted primarily of payments for vessel acquisitions, totalling $200.7 million, proceeds from the sale of four VLCCs and one Suezmax of $239.0 million and net proceeds from acquisition of ICB of $126.0 million.

In the Company's opinion, working capital is sufficient for the Company's present requirements.

Cash used in financing activities was $299.2 million in 2001 compared with cash provided by financing activities of $263.4 million in 2000 and used net cash in financing activities totalling $230.6 million in 1999. In 2001 there was $460.7 million in principal repayments, $10.3 million payment for capital lease obligations, $115.2 million paid as dividends, $44.8 million for the repurchase of the Company's shares, $8.5 million from the issuance of new equity and $324.9 million proceeds from long-term debt. In 2000 proceeds from long-term debt were $384.7 million (1999 - $505.9 million). Repayments of debt were $209.7 million in 2000 of which $24 million related to repayment of the amount outstanding on the Metrogas Loan and the balance related to traditional bank financing of vessels. The Company generated $104.6 million in 2000 through private placements of its equity and through the exercise of warrants.

The Company had total long-term debt outstanding of $1,392.0 million at December 31, 2001 compared with $1,544.1 million at December 31, 2000. At December 31, 2001 $31.5 million of this debt was at a fixed rate of 8 per cent (2000 - $91.25 million). The Company is exposed to various market risks, including interest rates and foreign currency fluctuations. The
Company uses interest rate swaps to manage interest rate risk. As at December 31, 2001 the Company's interest rate swap arrangements effectively fix the Company's interest rate exposure on $362.8 million of floating rate debt. The interest rate swap agreements expire between February 2003 and August 2008. The Company has not entered into any financial instruments for speculative or trading purposes. See Item 11. "Quantitative and Qualitative Disclosures about Market Risk".

In February 2001 the Company acquired a 50.1 per cent interest in each of two joint ventures, each of which acquired a 1993-built VLLC for approximately $53.0 million. At the same time, a $70 million financing was secured for the joint ventures.

In 2001 the Company took delivery of four vessels that it had acquired through the exercise of purchase options, Front Commerce, Front Commodore, Front Comanche and Opalia. In April 2001, the Company obtained bank financing for Front Commerce and Front Commodore, for a total amount of $110 million. In May 2001 the Company obtained bank financing for a total sum of $ 59 million for the Front Comanche and in July 2001 obtained bank financing for a total sum of US$50 million for Opalia.

In August 2001, bank financing of $75.0 million was secured for the delivery of the two newbuildings Suezmax tankers, Front Melody and Front Symphony. In May 2000 the Company issued $36 million in commercial paper which was used to retire $50.8 million in yard debt.

During 2000 and 2001, the Company has issued equity in a number of transactions. The Company issued 4,715,000 ordinary shares at NOK 33.00 per share to raise approximately $20 million in equity through a private placement in September 1999. At the same time $35 million of the Metrogas Loan was converted to equity in exchange for 8,230,000 shares in the Company issued at NOK 33.00 per share.

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

In 2000, the Company issued 124,558 ordinary shares pursuant to subscriptions under warrants that could be exercised at any time up to December 31, 2003 and issued a total of 8,211 ordinary shares pursuant to subscriptions under warrants that could be exercised at any time up to May 11, 2001. During 2001 the Company issued 129,500 shares in connection with the exercise of employee share options and issued 416,555 ordinary shares pursuant to subscriptions under warrants that could be exercised at any time up to May 11, 2001.

In September 2000, the Company bought back and cancelled 430,000 of its ordinary shares at NOK 39.45 per share. These shares were related to an option the Company secured in connection with issuing 1,910,000 shares as part consideration for a Suezmax newbuilding contract. Further, in 2000 and 2001, the Company bought back and cancelled a total of another 1,719,845 and 2,207,300 of its ordinary shares, respectively, in a number of separate market transactions. The total consideration paid in was NOK 200 million and NOK 295 million in 2000 and 2001, respectively (equivalent to $21.9 million and $32.8 million converted at the rates on the transaction dates).

As of December 31, 2001, 2000 and 1999, the Company complied with the debt covenants of its various debt agreements. The acquisition of Golden Ocean was conducted so that the loans held by Golden Ocean's subsidiaries are non-recourse to Frontline. This implies that any guarantees on behalf of a Golden Ocean subsidiary are issued only by either Golden Ocean and or other Golden Ocean subsidiaries. Frontline's exposure to Golden Ocean is therefore limited to $15 million injected as equity, a $50 million term loan and a $10 million revolving credit facility provided by Frontline to Golden Ocean. As of December 31, 2001 the amounts outstanding under the term loan and revolving credit facility was $2.49 million and $nil, respectively.

At December 31, 2001, a 100 per cent owned subsidiary of Golden Ocean, Golden Stream Corporation was party to a loan agreement with Griffin Shipping Inc. ("Griffin"). The amount outstanding under this loan agreement was $48,068,000, which was fully repayable on March 30, 2002. Repayment of the loan is secured by a first mortgage on the vessel Golden Stream, an assignment of earnings and a pledge of the Company's shares in Golden Stream Corporation and a performance guarantee issued by Golden Ocean.
Golden  Stream  Corporation  failed  to  repay  the  loan on the due  date.
Non-payment constitutes a default under the loan agreement and entitles Griffin to exercise its rights under the loan security documents, which include taking possession of the vessel Golden Stream, taking control of Golden Stream Corporation and claiming under the performance guarantee issued by Golden Ocean.

Griffin has not declared a default under the loan agreement but is working with the Company's management to renegotiate payment terms and re-schedule payment of the outstanding amount of $48,068,000. If Griffin were to declare a default, cross default provisions in other loan agreements related to Golden Ocean and its subsidiaries could cause all loans to be repayable immediately. The Golden Ocean management is confident of achieving a satisfactory agreement with Griffin, which will involve re-scheduling payment of the outstanding amount in line with projected cashflows. There is no guarantee, however, that a satisfactory agreement with Griffin will be achieved and in the event that it is not, Golden Ocean would be forced to sell assets to pay any shortfall due to Griffin. There is no guarantee that Golden Ocean would be able to raise sufficient capital through asset sales to pay any shortfall due to Griffin. These conditions give rise to substantial doubt as to the ability of Golden Ocean to continue to operate as a going concern.

At December 31, 2001, Frontline's exposure in the event of a liquidation of Golden Ocean is a maximum of $15 million in equity and $2.49 million in debt due from Golden Ocean. At June 30, 2002, Frontline's exposure in the event of a liquidation of Golden Ocean is a maximum of $15 million in equity.

In 2001, the Company received an adverse decision from the Swedish Administrative Court of Appeal with respect to a tax dispute with the Swedish tax authorities relating to ICB. The dispute arises from a limited partnership in which ICB invested, and which sold a vessel on the exercise of a purchase option by a third party in 1990. The Swedish tax authorities assessed an "exit" tax on ICB and the other members of the limited partnership and also sought to tax ICB and the other members for income earned by the partnership. ICB has contested these assessments. The Swedish Administrative Court of Appeal upheld a decision by a County Administrative Court finding ICB liable for these assessments. Including accrued interest, the taxes found due by the court total approximately SEK 90 million, or $8.5 million at the exchange rate prevailing at December 31, 2001 ($9.8 million at the exchange rate prevailing at June 30, 2002). ICB is appealing this judgement. In the event that the appeal is not successful, the tax and accrued interest will be accounted for as an adjustment to the purchase price of ICB.

Contractual Commitments
In February 2001, the Company entered into five newbuilding contracts. Two Suezmaxes were ordered with Sasebo Shipyard in Japan for delivery in August and October, 2001. In addition, three VLCCs were ordered with Hitachi for delivery in April, August and October 2002. In connection with acquiring Mosvold Shipping Limited in May 2001, the Company secured control over another three VLCC newbuilding contracts scheduled for delivery from
Samsung in 2001, 2002 and 2003 respectively. The aforementioned 2001 delivery was subsequently delayed until 2002. In addition, in June 2001, Frontline announced that two joint ventures in which Frontline owns 33.33 per cent of the share capital, had acquired two newbuilding contracts from Bergesen. At December 31, 2001, all eight VLCCs were still to be delivered. Total contract amount for the eight vessels were $591.9 million on a 100 per cent basis or adjusting for other owners shares in the two joint ventures, $487.2 million. By December 31, 2001 $115.1 million ($102.8 million adjusted for other owners) had been paid to the yards as instalments in accordance with the respective contracts. The Company expects to finance the remaining commitments of $476.8 million ($384.4 million adjusted for the other owners shares) through its working capital and by obtaining bank loans.

At December 31 2001, the Company had outstanding debt of $1,392.0 million which is repayable as follows:

   Year ending December 31,
   (in thousands of $)
   2002                                                         227,597
   2003                                                         294,122
   2004                                                         119,374
   2005                                                         106,291
   2006                                                         245,906
   2007 and later                                               398,661
   ---------------------------------------------------------------------
   Total debt                                                  1,391,951
   =====================================================================

At December 31 2001, the Company had eight vessels under capital leases. The outstanding obligations under capital leases are payable as follows:

     Year ending December 31,
     (in thousands of $)
     -------------------
     2002                                                        227,597
     2003                                                        294,122
     2004                                                        119,374
     2005                                                        106,291
     2006                                                        245,906
     2007 and later                                              398,661
     --------------------------------------------------------------------
     Total debt                                                1,391,951
     ====================================================================

In March 2001, the Company acquired from a third party, two companies that owned four drybulk carriers that were chartered in by the Company under capital leases. These drybulk carriers were then refinanced by traditional bank financing.

Off-Balance Sheet Financing
In 1998 and 1999, the Company entered into a total of four sale and leaseback transactions with German KG structures. In addition, one of the vessels obtained through the acquisition of ICB was also sold and leased back prior to the Company's acquisition of ICB. The minimum terms of these leases range up to eight years. The leases of these five vessels are being accounted for as operating leases. The future minimum rental payments under the Company's non-cancellable operating leases, are as follows:

     Year ending December 31,
     (in thousands of $)
     -------------------
     2002                                                          40,971
     2003                                                          24,516
     2004                                                          24,123
     2005                                                          24,628
     2006                                                          24,638
     2007 and later                                                 6,023
     --------------------------------------------------------------------
     Total minimum lease payments                                 144,899
     ====================================================================

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Information concerning each director and executive officer of the Company is set forth below.

Name                   Age      Position

John Fredriksen        58       Chairman, Chief Executive Officer,
                                President and Director
Tor Olav Tr0im         39       Vice-President and  Director
A. Shaun Morris        42       Director
Tammy Richardson       30       Director
Kate Blankenship       37       Chief Accounting Officer and
                                Company Secretary
Ola Lorentzon          52       Managing Director of
                                Frontline Management
Tom E. Jebsen          44       Chief  Financial Officer of
                                Frontline Management

Certain biographical information about each of the directors and executive officers of the Company is set forth below.

John Fredriksen has been the Chairman of the Board, Chief Executive Officer, President and a director of the Company since November 3, 1997. He was previously the Chairman and Chief Executive Officer of Old Frontline. Mr.
Fredriksen  has  served  for over seven  years as a  director  of Sea  Tankers
Management Co. Ltd. ("Sea Tankers"), a ship operating company and an affiliate of the Company's principal shareholder. Mr. Fredriksen indirectly controls Hemen. Mr. Fredriksen is a director of Golar LNG Limited, a Bermuda company listed on the Oslo Stock Exchange which is indirectly controlled by Mr. Fredriksen.

Tor Olav Tr0im has been Vice-President and a director of the Company since November 3, 1997. He previously served as Deputy Chairman of Frontline from July 4, 1997, and was a director of Old Frontline from July 1, 1996. Until April, 2000 Mr. Tr0im was the Chief Executive Officer of Frontline Management, which company supports the Company in the implementation of decisions made by the Board of Directors. Mr. Tr0im also serves as a consultant to Sea Tankers and since May 2000, has been a director and Vice-Chairman of Knightsbridge. He is a director of Aktiv Inkasso ASA and Northern Oil ASA, both Norwegian Oslo Stock Exchange listed companies and Northern Offshore Ltd., a Bermuda company listed on the Oslo Stock Exchange. Prior to his service with Frontline, from January 1992, Mr. Tr0im served as Managing Director and a member of the Board of Directors of DNO AS, a Norwegian oil company. Mr. Tr0im has served as a director of Golar LNG Limited since May 2001.

A. Shaun Morris has been a non-executive director of the Company since November 3, 1997. Mr. Morris has been a Partner at Appleby, Spurling & Kempe since April 1995, after joining the firm in 1988 as an associate, where he specialises in corporate/commercial law.

Tammy Richardson has been a non-executive director of the Company since June 21, 2002. Ms. Richardson has been an attorney at Appleby Spurling & Kempe since 1998 where she specialises in corporate/commercial law.

Kate Blankenship is Chief Accounting Officer and Secretary of the Company. Mrs. Blankenship joined the Company in 1994. Prior to joining the Company, she was a Manager with KPMG Peat Marwick in Bermuda. She is a member of the Institute of Chartered Accountants in England and Wales.

Ola Lorentzon has been Managing Director of Frontline Management since April 2000. Mr. Lorentzon has also been a director of Knightsbridge since September 18, 1996. He was Vice Chairman of Knightsbridge from September 18, 1996 until May 2000 when he took over as Chairman. Mr. Lorentzon has been a director and President of ICB since 1987. Until 2000, Mr. Lorentzon was a director of The Swedish Protection and Indemnity Club (SAAF), Swedish Ships Mortgage Bank and The Swedish Shipowners' Association, Deputy Chairman of the Liberian Shipowners Council and a member of the International Association of Tanker Owners (Intertanko) Council. Since 2001 Mr. Lorentzon has been a director of The UK P&I Club and a member of Den Norske Veritas Council.

Tom E. Jebsen has served as Chief Financial Officer of Frontline Management since June 1997. From December 1995 until June 1997, Mr. Jebsen served as Chief Financial Officer of Tschudi & Eitzen Shipping ASA, a publicly traded Norwegian shipowning company. From 1991 to December 1995, Mr. Jebsen served as Vice President of Dyno Industrier ASA, a publicly traded Norwegian explosives producer. Mr. Jebsen is also a director of Assuranceforeningen Skuld and Hugin ASA, an internet company.

B. COMPENSATION

During the year ended December 31, 2001, the Company paid to its directors and executive officers (seven persons) aggregate cash compensation of $717,513 and an aggregate amount of $64,649 for pension and retirement benefits.

During the year ended December 31, 2001, the Company granted to the Directors and officers options to acquire an aggregate amount of 34,500 ordinary shares of the Company. These options have an exercise price of Norwegian Kroner 104.56 at March 31, 2002 and expire on January 22, 2006. These options were granted under the Bermuda Employee Share Option Plan described below.

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

D. EMPLOYEES

As at December 31, 2001, the Company and its subsidiaries employed 37 people in their respective offices in Bermuda, London and Oslo. The Company contracts with the independent ship managers to manage and operate its vessels.

E. SHARE OWNERSHIP

The beneficial interests of our Directors and officers in the Ordinary Shares of the Company as of June 14, 2002, were as follows:

                                                           Percentage of
                              Ordinary Shares of         Ordinary Shares
Director or Officer                   $2.50 each             Outstanding
-------------------           ------------------         ---------------
John Fredriksen*                     34,579,054                45.22%
Tor Olav Tr0im                           84,934                    **
Tammy Richardson                            - -                   - -
A. Shaun Morris                             - -                   - -
Kate Blankenship                          1,000                    **
Ola Lorentzon                               - -                   - -
Tom E. Jebsen                             2,057                    **

*Includes Ordinary Shares held by Hemen Holding Ltd. and other companies indirectly controlled by Mr. John Fredriksen.
** Less than one per cent

Details of share options held by the Company's Directors and officers at June 14, 2002 are set out in the following table:


                      Number of Ordinary          Exercise Price per
Director or Officer   Shares Subject to Option        Ordinary Share    Expiration Date
-------------------   ------------------------    ------------------    ---------------

John Fredriksen                  - -                        - -                      - -
Tor Olav Troim                   - -                        - -                      - -
Tammy Richardson                 - -                        - -                      - -
A. Shaun Morris                  - -              - -                                - -
Kate Blankenship               2,000                    $ 12.07         November 8, 2004
                               1,000                    $ 11.73         October 31, 2005
                               1,000                     $ 9.98         February 5, 2007
                              13,000                  NOK 28.66           March 15, 2004
                               9,000                 NOK 104.16         January 22, 2006
                              15,000                     $11.90             June 3, 2007
Ola Lorentzon                 40,000                  NOK 43.16           March 15, 2004
                              18,000                 NOK 104.16         January 22, 2006
                              20,000                     $11.90             June 3, 2007
Tom E. Jebsen                 20,000                  NOK 28.66           March 15, 2004
                               7,500                 NOK 104.16         January 22, 2006
                              15,000                     $11.90             June 3, 2007


At June 14, 2002 the Norwegian Kroner:US Dollar exchange rate was NOK 7.8594:$ 1.00

The options held by the directors and officers have all been granted under the Bermuda Employee Share Option Plan discussed below.

As of June 14, 2002, 561,300 of the authorised and unissued Ordinary Shares were reserved for issue pursuant to subscription under options granted under the Company's share option plans.

The Company maintains a Bermuda Employee Share Option Plan, the Bermuda Plan, and a United Kingdom Employee Share Option Plan, the U.K. Plan. Under the terms of the plans, the exercise price for the options may not be less than the average of the fair market value of the underlying shares for the three dealing days before the date of grant. The number of shares granted under the plans may not exceed 7 per cent of the issued share capital of the Company. No consideration is payable for the grant of an option.

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

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The Company is indirectly controlled by another corporation (see below). The following table presents certain information regarding the current ownership of the Ordinary Shares with respect to (i) each person who is known by the Company to own more than 5 per cent of the Company's outstanding Ordinary Shares; and (ii) all directors and officers as a group as of June 14, 2002.

                                                             Ordinary Shares
Owner                                                       Amount    Per cent

Hemen   Holding   Ltd.  and 34,579,054                 45.22%
associated companies (1)
All  Directors and Officers 34,666,545                 45.34%
as a group (seven  persons) (2)

(1) Hemen Holding Ltd. is a Cyprus holding company indirectly controlled by Mr. John Fredriksen, who is the Chairman and Chief Executive Officer of the Company.
(2) Includes Ordinary Shares held by Hemen Holding Ltd. and associated companies indirectly controlled by Mr. John Fredriksen.

At June 2001 and June 2000 Hemen Holding Ltd. and associated companies held 45.22% and 44.90% of the Company's Ordinary Shares, respectively.

The Company's major shareholders have the same voting rights as other shareholders of the Company.

As at June 27, 2002, 7,756,114 of the Company's Ordinary Shares are held by 65 holders of record in the United States.

No corporation or foreign government owns more than 50% of the Company's outstanding Ordinary Shares.

The Company is not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

B. RELATED PARTY TRANSACTIONS

During 1996, 1997 and January of 1998, Frontline received options to assume newbuilding contracts for the construction and purchase of five Suezmax tankers at the Hyundai Heavy Industries Co. Ltd. shipyard in South Korea for delivery in 1998 and 2000 from single-ship owning companies affiliated with Hemen Holding Ltd., or Hemen. Hemen is the Company's largest shareholder and is indirectly controlled by Mr. John Fredriksen, Chairman and Chief Executive Officer of the Company. The first three of the Suezmax tankers were delivered during 1998. The remaining two vessels were delivered in February and April, 2000.

During 1997, Frontline received options to assume five newbuilding contracts for the construction and purchase of five VLCC tankers from other Hemen affiliated parties. These options were exercised in March 1998. The first two VLCC newbuildings were delivered in 1998, the third in January 1999 and the remaining two were delivered in mid 1999.

In May 1998, the Company acquired control of three shipowning and/or leasing structures which are organised in a non-recourse entity, Independent Tankers Corporation, or ITC. The Company acquired ITC for $9.5 million. The Company's investment in ITC was subsequently sold to Hemen for $9.5 million with effect from July 1, 1998. The Company has remained as the manager of the underlying assets and has received a five year fair value call option to buy back ITC.

In June 1998, the Company obtained a loan of $87.5 million from Metrogas, the Metrogas Loan, to finance the acquisition of the five VLCC newbuilding contracts described above. At December 31, 1998, an amount of $89 million was outstanding in respect of the Metrogas Loan, including interest accrued thereon. On September 30, 1999, $35 million of the $89 million Metrogas Loan was converted to equity by the issuance of 8,230,000 shares at an issue price of NOK 33.00 per share. In connection with this conversion, Metrogas offered $15 million of the resulting ordinary shares to existing Frontline shareholders and warrant holders, excluding US persons. In connection with this secondary offering by Metrogas, Frontline bore costs of the offering of $15,000. At December 31, 1999, an amount of $56.7 million was outstanding in respect of the Metrogas Loan, including interest accrued thereon. On February 25, 2000, $30 million of the Metrogas Loan was converted to equity, resulting in the issuance of 4,350,000 ordinary shares at an issue price of NOK 57.50 per share. In connection with this conversion, Metrogas offered 2,000,000 of the resulting ordinary shares to existing Frontline shareholders and warrant holders, excluding US persons. In August 2000, the outstanding principal amount of $24.0 on the Metrogas Loan was repaid in full, together with $4.3 million accrued thereon. In the years ended December 31, 2000 and 1999, the Metrogas Loan bore interest at the rate of 8.0 per cent and the Company incurred interest costs of $1.6 million and $5.4 million, respectively, of which $2.7 million was expensed in 1999.

In addition to the lending arrangement described above, Hemen affiliated parties have, during 1998 and 1999, provided additional short term financing to the Company. Such financing bore interest at a rate of between
6.75 and 8.8 per cent per annum in 2000 and 6.75 per cent in 1999. Interest expense recorded by the Company in 2000 in respect of such financing was $1,095,380 (1999 - $428,291).

In September 2000 Frontline acquired a 1993-built VLCC, which was named Front Ace, from a company affiliated with Hemen. This vessel was acquired for a price of $53 million which was based on three independent valuations less a $1 million discount compared to appraised market value.

On December 5, 2000, a subsidiary of Frontline made a short-term loan of $20 million to World Shipholding Ltd., a company affiliated with Hemen. This loan was repaid in full on February 6, 2001 together with fees and interest of $349,680, of which $115,000 was recorded by the Company in 2000 and $234,680 was recorded in 2001.

On December 28, 2000, the Company and Overseas Shipholding Group Inc., or OSG, entered into an agreement with Osprey Maritime Limited, or Osprey, to acquire the two VLCCs Golar Edinburgh and Golar Dundee. The agreement was signed on behalf of a joint venture company to be owned 50.1 per cent by the Company and 49.9 per cent by OSG. The purchase price for the vessels, which were delivered in the first quarter of 2001, was $53 million each. At December 31, 2000, World Shipholding Ltd. held more than 50 per cent of the shares in Osprey. In February, 2001, World Shipholding Ltd. took control of Osprey.

In February 2001, the Company acquired newbuilding contracts for the construction and purchase of three VLCC tankers at the Hitachi shipyard in Japan for delivery in 2002 from Seatankers Management Co. Ltd, a company affiliated with Hemen. These contracts were acquired for the original contract price of $72 million each plus $0.5 million per contract.

In the year ended 31 December, 2001, a subsidiary of Frontline Ltd provided services to Seatankers Ltd, a company affiliated with Hemen. These services include management support and administrative services. In the year ended December 31, 2001, the Company has earned management fees from Seatankers Ltd. of $277,855 as income. As at December 31, 2001 an amount of $266,930 was due from Seatankers Ltd. in respect of these fees and for the reimbursement of costs incurred on behalf of Seatankers Ltd.

In the year ended 31 December, 2001, Frontline has provided management support and administrative services to a newbuilding project known as the Uljanik Project. As at December 31, 2001, an amount of $47,993 was due from the Uljanik Project. The Uljanik Project is owned by Seatankers, which is affiliated with Hemen.

In the year ended 31 December 2001, a subsidiary of the Company provided services to Golar LNG Limited. Osprey, which is controlled by World
Shipholding, holds 50.01 per cent of Golar LNG Limited. The services provided include management support, corporate services and administrative services. In the year ended 31 December 2001, management fees from Golar LNG Limited of $258,960 have been earned by the Company. As at December 31 2001, an amount of $547,966 was due from Golar LNG in respect of these fees and for the reimbursement of costs incurred on behalf of Golar LNG Limited.

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

Dividend Policy

Prior to May 2001, the Company has not paid regular quarterly or annual dividends since 1997, and it has been the Company's policy since that time to pay dividends only when considered appropriate by the Company's Board of Directors. On May 8, 2001, the Company announced a dividend of $1.00 per share, payable to holders of record as of May 21, 2001 and has paid the following dividends in 2001:

Record Date             Payment Date        Amount per Share

May 21, 2001                         June 7, 2001            $1.00
August 23, 2001                      September 5, 2001       $0.40
November 22, 2001                    December 5, 2001        $0.10

The timing and amount of dividends, if any, will depend upon the Company's results of operations, financial condition, cash requirements, restrictions in financing arrangements and other relevant factors.

B. SIGNIFICANT CHANGES

Not Applicable


ITEM 9.     THE OFFER AND LISTING

Not applicable except for Item 9.A. 4. and Item 9. C.

The Company's Ordinary Shares are traded on the New York Stock Exchange ("NYSE"), the Oslo Stock Exchange ("OSE") and on the London Stock Exchange ("LSE") under the symbol "FRO". Prior to the transfer of Frontline to Bermuda and subsequent listing of its ordinary shares on the OSE, Frontline AB's shares were listed on the Stockholm Stock Exchange ("SSE").

The Company's ADSs, each of which represents one Ordinary Share, were traded on the Nasdaq National Market under the symbol "FRONY" until August 3, 2001 when the ADSs were delisted. In March, 2001 the Company announced its intention to list the Ordinary Shares on the New York Stock Exchange and in July 2001 gave notice of termination of the ADR program to the Bank of New York as Depositary. The ADR program was terminated on October 5, 2001. The Company's Ordinary Shares began trading on the NYSE on August 6, 2001.

The New York Stock Exchange is the Company's "primary listing". As an overseas company with a secondary listing on the LSE, the Company is not required to comply with certain listing rules applicable to companies with a primary listing on the LSE. The listing on the OSE is also a secondary listing. The Company's Ordinary Shares have been thinly traded on the London Stock Exchange during 1999, 2000 and 2001.

The following table sets forth, for the five most recent fiscal years, the high and low prices for the Ordinary Shares on the NYSE and OSE and the high and low prices for the ADSs as reported by the Nasdaq National Market. In 1997 the Company's Ordinary Shares traded on the SSE and the high and low closing prices were SEK89 and SEK70, respectively.

                                  NYSE                       OSE                    NASDAQ
                           High          Low          High          Low         High      Low
Fiscal year ended
December 31

2001                     $15.45        $6.55     NOK215.50     NOK59.50       $24.50  $11.563
2000                          -            -     NOK164.00     NOK37.00      $18.250   $3.938
1999                          -            -      NOK45.00     NOK16.00       $4.250   $3.000
1998                          -            -      NOK92.00      NOK8.00      $14.500   $3.125
1997                          -            -     NOK121.00     NOK86.00      $16.000  $11.750


The following table sets forth, for each full financial quarter for the two most recent fiscal years, the high and low prices for the Ordinary Shares on the NYSE and the OSE, and the high and low prices for the ADSs as reported by the Nasdaq National Market.


                                  NYSE                       OSE                  NASDAQ
                           High          Low          High          Low         High      Low
Fiscal year ended
December 31, 2001
First quarter                 -            -     NOK159.50    NOK104.00      $18.188  $11.563
Second quarter                -            -     NOK215.50    NOK157.00       $24.50   $17.00
Third quarter            $15.45        $8.85     NOK176.00     NOK78.50       $19.05   $14.35
Fourth quarter           $10.50        $6.55      NOK93.00     NOK59.50            -        -

Fiscal       year
ended    December
31, 2000
First quarter                 -            -      NOK82.50     NOK37.00       $9.785   $3.938
Second quarter                -            -     NOK106.00     NOK64.00       $12.50   $5.688
Third quarter                 -            -     NOK163.00     NOK98.00      $17.875  $14.750
Fourth quarter                -            -     NOK164.00    NOK103.00      $18.250   $11.37



The following table sets forth, for the most recent six months, the high and low closing prices for the Ordinary Shares on the NYSE and OSE.

                                NYSE                      OSE
                         High         Low           High         Low
May 2002             $13.05           $10.81        NOK108.50     NOK90
April 2002           $11.75           $10.19        NOK104.00     NOK87.50
March 2002           $12.50           $10.75        NOK108.00     NOK97.00
February 2002        $11.25           $9.41         NOK97.50      NOK83.50
January 2002         $10.25           $9.05         NOK90.50      NOK82.00
December 2001        $10.50           $8.45         NOK93.00      NOK76.00


ITEM 10.    ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not Applicable

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

The Memorandum of  Association of the Company has previously  been filed as
Exhibit 3.1 to the Company's Registration Statement on Form F-1, (Registration No. 33-70158) filed with the Securities and Exchange Commission on October 13, 1993, and is hereby incorporated by reference into this Annual Report.

On October 26, 2001, the Company adopted revised Bye-laws. These Amended and Restated Bye-Laws of the Company as adopted by shareholders on October 26, 2001 are filed as Exhibit 1.4 to this Annual Report.

The action  necessary  to change the rights of holders of the stock and the conditions  governing  the  manner in which  annual  general  meetings  and extraordinary meetings if shareholders are invoked, including the conditions of admission, are described in the Company's Bye-laws filed as
Exhibit 1.4 to this Annual Report.

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

C. MATERIAL CONTRACTS

As described in Item 4., "Information on the Company", in 2000 the Company sponsored a plan of reorganisation, ir the Plan, for Golden Ocean in the United States Bankruptcy Court for the District of Delaware. The Plan became effective on October 10, 2000, at which time the Company acquired Golden Ocean. As part of the Plan, the Company paid an aggregate amount of approximately $63 million and issued an aggregate of 1,245,998 Ordinary Shares to holders of allowed claims against Golden Ocean.

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

The owners of ADSs or Ordinary Shares who are ordinarily resident outside Bermuda are not subject to any restrictions on their rights to hold or vote their shares. Because the Company has been designated as a non-resident for Bermuda exchange control purposes, there are no restrictions on its ability to transfer funds in and out of Bermuda or to pay dividends to U.S. residents who are holders of ADSs, or ordinary shares, other than in respect of local Bermuda currency.

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

F. DIVIDENDS AND PAYING AGENTS

Not Applicable

G. STATEMENT BY EXPERTS

Not Applicable

H. DOCUMENTS ON DISPLAY

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements the Company files reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at 500 West Madison Street, Suite 1400, Northwestern Atrium Center, Chicago, Illinois 60661. You may obtain information on the operation of the public reference room by calling 1
(800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, documents referred to in this annual report may be inspected at the Company's headquarters at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, Bermuda.

I. SUBSIDIARY INFORMATION

Not Applicable


ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to various market risks, including interest rates and foreign currency fluctuations. The Company uses interest rate swaps to manage interest rate risk. The Company has not entered into any financial instruments for speculative or trading purposes.

The exposure to interest rate risk relates primarily to its debt and related interest rate swaps. The majority of this exposure is the floating rate debt, which totalled $1,348.6 million at December 31, 2001 (2000:
$1,439.5 million). The Company has entered into interest rate swap agreements to manage its exposure with interest rates by locking in fixed interest rates from floating rates. At December 31, 2001, there were eight swaps with a total notional principal of $362.8 million (2000 - nine swaps with notional principal of $373.5 million). The swap agreements have various maturity dates from February 2003 to August 2008, and the Company would have a loss $4.9 million if it were to terminate the agreements as of December 31, 2001 (2000 - loss of $0.2 million). The maximum exposure to the interest rate fluctuations is $985.8 million at December 31, 2001 (2000: $1,066.0 million). A one per cent change in interest rates would increase (decrease) the interest expense by $9.8 million per year as of December 31, 2001 (2000: $10.7 million).

The fair market value of the fixed rate debt on the balance sheet was $33.5 million as of December 31, 2001 (2000: $93.3 million). If the interest rate was to increase (decrease) by one per cent with all other variables remaining constant, the market value of the fixed rate debt would decrease (increase) by approximately $0.6 million (2000: $1.5 million).

Marketable  equity  securities  held by the  Company are  considered  to be available-for-sale securities and as such are carried at fair value with resulting unrealised gains and losses, net of deferred taxes if any, recorded as a separate component of other comprehensive income in stockholders' equity. As a result, the Company's equity is exposed to fluctuations in the share price of marketable securities considered to be available-for-sale. A ten per cent change in the market value of such securities would increase (decrease) equity by $0.1 million as of December 31, 2001 (2000 - $0.4 million).

The majority of the  Company's  transactions,  assets and  liabilities  are denominated in U.S. dollars, the functional currency of the Company. Certain of the Company's subsidiaries report in Sterling, Swedish kronor or Norwegian kroner and risks of two kinds arise as a result: a transaction risk, that is, the risk that currency fluctuations will have a negative effect on the value of the Company's cash flows; and a translation risk, the impact of adverse currency fluctuations in the translation of foreign operations and foreign assets and liabilities into U.S. dollars for the
Company's consolidated financial statements. Certain of the Company's subsidiaries, and associated companies in which the Company has investments, have Yen denominated long-term debt and charter contracts denominated in Yen. There is a risk that currency fluctuations will have a negative effect on the value of the Company's cashflows. At December 31, 2001, the Company had Yen denominated long-term debt of (Y)14,378,176,587 and its share of Yen denominated long-term debt in associate companies was
(Y)9,778,862,882   (2000   -   (Y)15,587,000,000   and   (Y)17,152,359,010,
respectively. The Company has not entered into forward contracts for either transaction or translation risk, which may have an adverse effect on the Company's financial condition and results of operations.

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


ITEM 15.    RESERVED


ITEM 16.    RESERVED

                                  PART III

ITEM 17.    FINANCIAL STATEMENTS

Not Applicable


ITEM 18.    FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F-33 are filed as part of this annual report:

Financial Statements for Frontline Ltd.
---------------------------------------

Index to Consolidated Financial Statements                                 F-1

Report of Independent Accountants                                          F-2

Report of Independent Accountants                                          F-3

Report of Independent Accountants                                          F-4

Consolidated Statements of Operations for the years ended
December 31, 2001, 2000 and 1999                                           F-5

Consolidated Balance Sheets as of
December 31, 2001 and 2000                                                 F-6

Consolidated Statements of Cash Flows for the years ended
December 31, 2001, 2000 and 1999                                           F-7

Consolidated Statements of Changes in Stockholders' Equity for the
years ended December 31, 2001, 2000 and 1999                               F-8

Notes to Consolidated Financial Statements                                 F-9

Index to Consolidated Financial Statements of Frontline Ltd.
------------------------------------------------------------

Report of Independent Accountants

Report of Independent Accountants

Report of Independent Accountants

Consolidated Statements of Operations for the years ended December 31, 2001, 2000 and 1999

Consolidated Balance Sheets as of December 31, 2001 and 2000

Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2000 and 1999

Consolidated Statements Changes in Stockholders' Equity for the years ended December 31, 2001, 2000 and 1999

Notes to Consolidated Financial Statements

Report of Independent Accountants


To the Board of Directors
and Stockholders of Frontline Ltd.


In our opinion, based on our audits and the reports of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows and changes in stockholders' equity present fairly, in all material respects, the financial position of Frontline Ltd. and its subsidiaries at December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Golden Ocean Group Limited, a wholly-owned subsidiary, which statements reflect total assets of approximately $283.9 and $535.1 million at December 31, 2001 and 2000 and total revenues of approximately $82.1 and $23.1 million for the period ended December 31, 2001 and for the period from October 10, 2000 (date of acquisition) to December 31, 2000. In addition, we did not audit the financial statements of ICB Shipping AB, a wholly-owned subsidiary, for the year ended December 31, 1999. The financial statements of ICB Shipping AB reflect total revenues of approximately $125.8 million for the year ended December 31, 1999, in conformity with generally accepted accounting principles in Sweden. We have audited adjustments necessary to convert the 1999 ICB Shipping AB financial statements to accounting principles generally accepted in the United States. The financial statements of Golden Ocean Group Limited and ICB Shipping AB were audited by other auditors whose reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Golden Ocean Group Limited and ICB Shipping AB, is based solely on the reports of the other auditors and our audit of the adjustments necessary for a presentation in accordance with generally accepted accounting principles in the United States. The report of the auditors of Golden Ocean Group Limited includes an explanatory paragraph regarding substantial doubt about Golden Ocean Group Limited's ability to continue as a going concern. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

As discussed in Note 2 to the financial statements, the Company changed its method of accounting for drydocking costs in 2001.



PricewaterhouseCoopers DA



Oslo, Norway
June 28, 2002

Golden Ocean Group Limited
Report of Independent Accountants


TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF GOLDEN OCEAN GROUP LIMITED


We have audited the accompanying consolidated balance sheets of Golden Ocean Group Limited and subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year ended December 31, 2001 and the period from October 10, 2000 to December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Golden Ocean Group Limited and subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for the year ended December 31, 2001 and the period from October 10, 2000 to December 31, 2000, in conformity with accounting principles generally accepted in the United States.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the consolidated financial statements, the Company has failed to repay a loan of $ 48,068,000, which was fully repayable on March 30, 2002. Non-payment constitutes a default under the loan agreement, and entitles the creditor to exercise its rights under the loan security documents, which include taking possession of the secured vessel taking control of a subsidiary and claiming under the performance guarantee issued by the Company. In the event that the creditor declares a default under the loan agreement, cross default provisions in agreements with other lenders are such that all of the Company's secured debt could become payable immediately. Management plans in this regard are also disclosed in note 1. There is substantial doubt about the ability of the Company to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




Moore Stephens
Chartered Accountants
London, England
February 15, 2002
(June 28, 2002 - notes 1 and 21)

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

Stockholm, Sweden
March 30, 2000

Per Bergman
Authorized Public Accountant
KPMG


Frontline Ltd.
Consolidated Statements of Operations for the years ended December 31, 2001, 2000 and 1999 (in thousands of $, except per share data)

                                                                              2001            2000           1999
Operating revenues
        Time charter revenues                                               63,817          31,590         29,880
        Bareboat charter revenues                                           32,016           8,753              -
        Voyage charter revenues                                            639,807         656,917        339,996
        Voyage expenses and commission                                    (88,295)        (97,316)      (116,662)
------------------------------------------------------------------------------------------------------------------
        Net operating revenues                                             647,345         599,944        253,214
------------------------------------------------------------------------------------------------------------------
Gain (loss) on sale of assets                                               35,620           1,160       (37,779)
Operating expenses
        Ship operating expenses                                            121,452          88,455         92,708
        Charterhire expenses                                                41,858          34,351         31,719
        Administrative expenses                                             13,176           9,326         11,783
------------------------------------------------------------------------------------------------------------------
        Total operating expenses                                           176,486         132,132        136,210
------------------------------------------------------------------------------------------------------------------
Net operating income before depreciation and amortisation                  506,479         468,972         79,225
------------------------------------------------------------------------------------------------------------------
        Depreciation and amortisation                                      121,725          92,880         91,435
------------------------------------------------------------------------------------------------------------------
Net operating income (loss) after depreciation and amortisation            384,754         376,092       (12,210)
------------------------------------------------------------------------------------------------------------------
Other income (expenses)
        Interest income                                                     12,953           6,858          7,561
        Interest expense                                                  (91,800)        (96,174)       (88,728)
        Share in results from associated companies                          22,317          12,817          3,067
        Foreign currency exchange gain (loss)                               28,318          14,563        (1,123)
        Other financial items, net                                         (5,709)           (248)            283
------------------------------------------------------------------------------------------------------------------
        Net other expenses                                                (33,921)        (62,184)       (78,940)
------------------------------------------------------------------------------------------------------------------
Net  income  (loss)  before  income  taxes  and  minority                  350,833         313,908       (91,150)
interest
Minority interest                                                                -               -          4,245
Income taxes                                                                   444              41            (9)
------------------------------------------------------------------------------------------------------------------
Net income (loss) before  cumulative  effect of change in                  350,389         313,867       (86,896)
accounting principle
------------------------------------------------------------------------------------------------------------------
Cumulative effect of change in accounting principle                         32,339               -              -
------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                          382,728         313,867       (86,896)
==================================================================================================================

Earnings (loss) per share
        Basic   earnings  per  share  before   cumulative                    $4.57          $ 4.28       $ (1.76)
        effect of change in accounting principle
        Diluted  earnings  per  share  before  cumulative                    $4.56          $ 4.27       $ (1.76)
        effect of change in accounting principle
        Cumulative   effect  of   change  in   accounting                    $0.42             $ -            $ -
        principle
        Basic earnings per share                                             $4.99          $ 4.28       $ (1.76)
        Diluted earnings per share                                           $4.98          $ 4.27       $ (1.76)
==================================================================================================================

See  accompanying  Notes  that  are an  integral  part of  these  Consolidated Financial Statements


Frontline Ltd.
Consolidated Balance Sheets as of December 31, 2001 and 2000
(in thousands of $)

                                                               2001      2000
ASSETS
Current Assets
     Cash and cash equivalents                              178,176    103,514
     Restricted cash                                         11,101     12,580
     Marketable securities                                    1,159      3,713
     Trade accounts receivable                               55,157     95,769
     Other receivables                                        9,331     35,252
     Inventories                                             11,310     11,190
     Voyages in progress                                      8,293     22,259
     Prepaid expenses and accrued income                      3,391      8,372
-------------------------------------------------------------------------------
     Total current assets                                   277,918    292,649
Newbuildings and vessel purchase options                    102,781     36,326
Vessels and equipment, net                                2,196,959  2,254,921
Vessels and equipment under capital lease, net              317,208    108,387
Investment in associated companies                          109,898     27,361
Deferred charges                                              5,061      5,836
Other long-term assets                                        9,900     41,123
Goodwill                                                     14,049     14,385
-------------------------------------------------------------------------------
     Total assets                                         3,033,774  2,780,988
===============================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
     Short-term  debt and current  portion of  long-term    227,597    212,767
     debt
     Current portion of obligations under capital leases     17,127      7,888
     Trade accounts payable                                   6,994     10,610
     Accrued expenses                                        35,543     40,777
     Deferred charter revenue                                 1,567      2,577
     Provisions for drydocking                                    -     11,440
     Mark to market valuation of derivatives                 14,723          -
     Other current liabilities                               11,505      4,332
-------------------------------------------------------------------------------
     Total current liabilities                              315,056    290,391
Long-term liabilities
     Long-term debt                                       1,164,354  1,331,372
     Obligations under capital leases                       283,663    101,875
     Provisions for drydocking                                    -     19,727
     Other long-term liabilities                             11,478      2,063
-------------------------------------------------------------------------------
     Total liabilities                                    1,774,551  1,745,428
Commitments and contingencies
Minority interest                                             6,822      6,070
Stockholders' equity
     Share capital                                          191,019    195,172
     Additional paid in capital                             552,166    576,677
     Warrants and options                                         -      7,662
     Accumulated other comprehensive income (loss)         (11,864)    (3,579)
     Retained earnings                                      521,080    253,558
-------------------------------------------------------------------------------
     Total stockholders' equity                           1,252,401  1,029,490
-------------------------------------------------------------------------------
     Total liabilities and stockholders' equity           3,033,774  2,780,988
===============================================================================

See  accompanying  Notes  that  are an  integral  part of  these  Consolidated
Financial Statements



Frontline Ltd.
Consolidated  Statements  of Cash Flows for the years  ended  December  31,
2001, 2000 and 1999 (in thousands of $)
                                                    2001       2000      1999
Operating activities
Net income (loss)                                382,728    313,867  (86,896)
Adjustments to reconcile net income (loss) to
net cash
provided by operating activities:
     Depreciation and amortisation               121,725     92,880    91,435
     Amortisation of deferred charges              2,233      1,005     2,922
     (Gain) loss from sale of assets            (35,620)    (1,160)    37,199
     Share in results from associated companies (22,321)   (12,817)   (3,067)
     Unrealised foreign exchange gain           (29,148)   (14,794)         -
     Change in accounting principle             (32,339)          -         -
     Adjustment of financial derivatives to        5,404          -         -
     market value
     Other, net                                  (2,297)    (1,552)         -
     Changes in operating assets and
     liabilities, net of effect of
     acquisitions:
     Trade accounts receivable                    40,612   (80,758)   (2,676)
     Other receivables                            25,921   (19,489)     1,521
     Inventories                                   (120)      3,560   (4,915)
     Voyages in progress                          13,966    (7,847)   (1,153)
     Prepaid expenses and accrued income           4,979    (1,903)     2,049
     Trade accounts payable                        1,290    (7,866)   (1,824)
     Accrued expenses                            (5,234)      2,972     2,805
     Deferred charter revenue                    (1,010)    (2,019)         -
     Provisions for drydocking                         -      6,858     7,158
     Other, net                                    6,838        645     1,928
------------------------------------------------------------------------------
     Net cash provided by operating activities   477,607    271,582    46,486
------------------------------------------------------------------------------
Investing activities
     Maturity (placement) of restricted cash       1,479    (4,648)     1,116
     Additions to newbuildings, vessels and     (386,130) (435,980) (200,736)
     equipment
     Proceeds from sale of vessels and           400,111      1,315   239,043
     equipment
     Acquisition of businesses (net of cash     (64,656)   (41,912)   126,000
     acquired)
     Investment in associated companies         (60,003)    (3,993)     4,210
     Investment in marketable securities               -      (983)         -
     Investment in debt                                -   (38,553)         -
     Dividends received from associated            2,314      2,346     3,246
     companies
     Proceeds from sales of other assets           3,103     25,490     2,653
------------------------------------------------------------------------------
     Net cash provided by (used in) investing   (103,782) (496,918)   175,532
     activities
------------------------------------------------------------------------------
Financing activities
     Proceeds from long-term debt                324,890    384,690   505,875
     Repayments of long-term debt and           (460,725) (209,711) (679,210)
     debentures
     Payment of obligations under capital       (10,337)    (1,990)         -
     leases
     Debt fees paid                              (1,459)    (2,161)   (3,068)
     Cash dividends paid                        (115,206)         -   (4,714)
     Purchase of minority interest                     -   (12,020) (104,148)
     Repurchase of shares and warrants          (44,814)          -         -
     Proceeds from issuance of equity              8,488    104,575    54,680
------------------------------------------------------------------------------
     Net cash (used in) provided by financing   (299,163)   263,383 (230,585)
     activities
------------------------------------------------------------------------------
Net  increase (decrease) in cash and cash         74,662     38,047   (8,567)
equivalents
Cash and cash equivalents at beginning of year   103,514     65,467    74,034
Cash and cash equivalents at end of year         178,176    103,514    65,467
==============================================================================
Supplemental disclosure of cash flow
information:
     Interest paid, net of capitalised interest   96,202     92,954    94,633
     Income taxes paid                                11         26         -
==============================================================================
See  accompanying  Notes  that  are an  integral  part of  these  Consolidated
Financial Statements


Frontline Ltd.
Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2001, 2000 and 1999 (in thousands of $, except number of shares)

                                                                 2001             2000            1999

NUMBER OF SHARES OUTSTANDING
Balance at beginning of year                               78,068,811       60,961,860      46,106,860
Shares issued                                                 546,055       19,256,967      14,855,000
Shares bought back                                        (2,207,300)      (2,150,016)               -
-------------------------------------------------------------------------------------------------------
Balance at end of year                                     76,407,566       78,068,811      60,961,860
-------------------------------------------------------------------------------------------------------

SHARE CAPITAL
Balance at beginning of year                                  195,172          152,405         115,267
Shares issued                                                   1,365           48,142          37,138
Shares bought back                                            (5,518)          (5,375)               -
-------------------------------------------------------------------------------------------------------
Balance at end of year                                        191,019          195,172         152,405
-------------------------------------------------------------------------------------------------------

ADDITIONAL PAID IN CAPITAL
Balance at beginning of year                                  576,677          462,474         435,932
Shares issued                                                   7,123          134,005          26,542
Shares bought back and warrants exercised or expired         (31,634)         (19,802)               -
-------------------------------------------------------------------------------------------------------
Balance at end of year                                        552,166          576,677         462,474
-------------------------------------------------------------------------------------------------------

WARRANTS AND OPTIONS
Balance at beginning of year                                    7,662            9,333           9,333
Options and warrants exercised or expired                     (7,662)          (1,671)               -
-------------------------------------------------------------------------------------------------------
Balance at end of year                                              -            7,662           9,333
-------------------------------------------------------------------------------------------------------

ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance at beginning of year                                  (3,579)          (6,603)         (3,545)
Other comprehensive income (loss)                             (8,285)            3,024         (3,058)
-------------------------------------------------------------------------------------------------------
Balance at end of year                                       (11,864)          (3,579)         (6,603)
-------------------------------------------------------------------------------------------------------

RETAINED EARNINGS
Balance at beginning of year                                  253,558         (60,309)          26,587
Net income (loss)                                             382,728          313,867        (86,896)
Dividends paid                                              (115,206)                -               -
-------------------------------------------------------------------------------------------------------
Balance at end of year                                        521,080          253,558        (60,309)
-------------------------------------------------------------------------------------------------------
Total Stockholders' Equity                                  1,252,401        1,029,490         557,300
-------------------------------------------------------------------------------------------------------

COMPREHENSIVE INCOME (LOSS)
Net income (loss)                                             382,728          313,867        (86,896)
 Unrealised holding gains (losses)                            (8,255)            3,138         (2,843)
 Foreign currency translation                                    (30)            (114)           (215)
-------------------------------------------------------------------------------------------------------
 Other comprehensive income (loss)                            (8,285)            3,024         (3,058)
-------------------------------------------------------------------------------------------------------
Comprehensive income (loss)                                   374,443          316,891        (89,954)
-------------------------------------------------------------------------------------------------------

See  accompanying  Notes  that  are an  integral  part of  these  Consolidated
Financial Statements


1. GENERAL

   Frontline Ltd. (the "Company" or "Frontline") is a Bermuda based shipping company engaged primarily in the ownership and operation of oil tankers, including oil/bulk/ore ("OBO") carriers. The Company operates tankers of two sizes: very large crude carriers ("VLCCs") which are between 200,000 and 320,000 deadweight tons ("dwt"), and Suezmaxes, which are vessels between 120,000 and 170,000 dwt. In addition, through a corporate acquisition completed in October 2000, the Company has acquired a fleet of dry bulk carriers that includes Capesize, Panamax and Handymax bulkers as well as interests in 14 VLCCs. The Company operates through subsidiaries and partnerships located in Bermuda, Isle of Man, Liberia, Norway, Panama, Singapore and Sweden. The Company is also involved in the charter, purchase and sale of vessels.

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

   In September 1997 Frontline initiated an amalgamation (the "Amalgamation") with London & Overseas Freighters Limited ("LOF"). This process was completed in May 1998. In the business combination, which left LOF as the surviving company, Frontline's shareholders exchanged Frontline shares for LOF shares and LOF was subsequently renamed Frontline Ltd. As a result of this transaction, Frontline became listed on the London Stock Exchange and on the NASDAQ National Market in addition to its listing on the Oslo Stock Exchange. LOF originally commenced operations in 1948 as a U.K. company ("LOF plc") and was listed on the London Stock Exchange in 1950. LOF was incorporated under the laws of Bermuda on June 12, 1992 for the purpose of succeeding to the business of LOF plc.

   In December 1999, Frontline entered into an agreement with five other shipowners, A.P. Moller, Euronav Luxembourg SA, Osprey Maritime Ltd., Overseas Shipholding Group Inc. and Reederei "Nord" Klaus E. Oldendorff to establish a Marshall Islands corporation, Tankers International LLC ("Tankers"), to operate a pool of their respective VLCC fleets. Tankers commenced operations on February 1, 2000 with an initial fleet of 39 modern VLCCs. With the exception of the VLCCs committed to term charters, all of the Company's VLCCs are currently operated in the Tankers pool.

   Business combinations and Acquisitions
   ICB Shipping AB (publ)
   In September 1997, Frontline made a public offer to acquire all of the shares of ICB Shipping AB (publ) ("ICB"). Through the tender offer, by October 1997 Frontline acquired 51.7 per cent of the outstanding shares of ICB at a purchase price of approximately $215 million. The shares purchased provided Frontline with only 31.4 per cent of the ICB voting rights. On January 8, 1998, Frontline withdrew its bid for the remaining outstanding shares of ICB. During 1998, Frontline made further purchases of ICB Shares in the market and at December 31, 1998 had 34.2 per cent of the voting power.

   In September 1999, pursuant to an agreement (the "ICB Agreement"), Frontline acquired ICB Shares previously owned by the so-called "A group" consortium including those controlled by board members of ICB and ICB shares controlled by the Angelicoussis family. In connection with the ICB Agreement, four of the VLCCs owned by ICB, were sold to companies controlled by the Angelicoussis family. As a result of the acquisitions, Frontline increased its shareholding in ICB to approximately 90 per cent of the capital and 93 per cent of the voting rights. In October 1999, a new Board of Directors was appointed in ICB and is consequently controlled by Frontline. In December 1999, Frontline commenced a compulsory acquisition for the remaining shares in ICB and ICB was delisted from the Stockholm Stock Exchange.

   In the two year period prior to September 1999, Frontline was unable to control, or exercise significant influence over, ICB. Accordingly, the Company previously accounted for its investment in ICB as an available-for-sale security in accordance with SFAS 115. As a result of Frontline acquiring control over ICB, the Company's financial statements prior to 1999 have been restated to reflect Frontline's equity in earnings of ICB.

   For the year ended December 31, 1999, ICB has been consolidated with effect from January 1, 1999. In connection with the ICB Agreement, four of the VLCCs owned by ICB, were sold to companies controlled by the Angelicoussis family. This sale has resulted in Frontline recognising a loss on sale of vessels of $37.9 million in its consolidated statement of operations for the year ended December 31, 1999. Twenty employees of ICB have been made redundant as the result of the acquisition by Frontline and severance costs of approximately $1.4 million have been incurred in the year ended December 31, 1999. These costs are included in the determination of the purchase price of ICB.

   Golden Ocean Group Limited
   In October 2000, Frontline took control of Golden Ocean Group Limited ("Golden Ocean"), a shipping group which holds interest in 14 VLCCs and 10 bulk carriers. On the same date Golden Ocean emerged from bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code.

   In January 2000, Golden Ocean and its fellow subsidiaries, Golden Ocean Tankers Limited and Channel Rose Holdings Inc. (together the "Debtors") filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code with the Clerk of the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). In July 2000, Frontline filed a proposed plan of reorganisation (the "Plan of Reorganisation") and disclosure statement (the "Disclosure Statement") with the Bankruptcy Court which set forth the manner in which claims against and equity interests in the Debtors would be treated. On August 4, 2000 the Bankruptcy Court approved on Frontline's Disclosure Statement and on August 14, 2000 approved the appointment of Frontline as manager of Golden Ocean's operations with immediate effect. The Plan of Reorganisation was approved by an overwhelming majority of holders of claims entitled to vote and was confirmed at a hearing on September 15, 2000.

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

   Mosvold Shipping Limited
   In April 2001, the Company announced an offer for all of the shares of Mosvold Shipping Limited ("Mosvold"), a Bermuda company whose shares were listed on the Oslo Stock Exchange. Through a combination of shares acquired and acceptances of the offer, Frontline acquired 97 per cent of the shares of Mosvold. The remaining 3 per cent of the shares of Mosvold were acquired during 2001 through a compulsory acquisition. Through the purchase of Mosvold the Company acquired two mid-70s built VLCCs and three newbuilding contracts for VLCCs. The two mid-70s built VLCCs have subsequently been sold by the Company. The first of the newbuildings was delivered in January 2002, the second and third are due for delivery in September 2002 and June 2003, respectively.

   The total acquisition price paid for Mosvold was approximately $70.0 million and the acquisition has been accounted for using the purchase method. (See Note 24). Thirty employees of Mosvold have been made redundant as the result of the acquisition by Frontline and severance costs of approximately $0.3 million have been incurred by Mosvold in the year ended December 31, 2001. These severance costs are included in the statement of operations and not in the determination of the purchase price of Mosvold.

   2. ACCOUNTING POLICIES

   Basis of accounting
   The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The consolidated financial statements include the assets and liabilities of the Company and its subsidiaries. Investments in companies in which the Company directly or indirectly holds more than 50 per cent of the voting control are consolidated, unless the Company is unable to control the investee. For the year ended December 1, 1999, ICB has been consolidated with effect from January 1, 1999. For the year ended December 31, 2000, Golden Ocean has been consolidated with effect from October 10, 2000. For the year ended December 31 2001, Mosvold has been consolidated with effect from May 15, 2001. All intercompany balances and transactions have been eliminated on consolidation.

   Investments in companies in which the Company holds between 20 per cent and 50 per cent of an ownership interest, and over which the Company exercises significant influence, are accounted for using the equity method. The Company records its investments in equity-method investees on the consolidated balance sheets as "Investment in associated companies" and its share of the investees' earnings or losses in the consolidated statements of operations as "Share in results from associated companies". The excess, if any, of the purchase price over the book value basis of the Company's investment in an equity method investee is included in the accompanying consolidated balance sheets in "Investment in associated companies". Two companies in which the Company owns 50.1 per cent have been accounted for using the equity method as the Company is not able to exercise control.

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

   Vessels and equipment
   The cost of the vessels less estimated residual value is depreciated on a straight-line basis over the vessels' estimated remaining economic useful lives. Other equipment is depreciated over its estimated remaining useful life, which approximates five years.

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

   With effect from April 2001, the International Maritime Organisation implemented new regulations that result in the accelerated phase-out of single hull vessels. As a result of this, the Company has re-evaluated the estimated useful life of its single hull vessels and determined this to be either 25 years or the vessel's anniversary date in 2017 whichever comes first. As a result, the estimated useful lives of four of the Company's vessels were reduced in the fourth quarter of 2001. A change in accounting estimate was recognised to reflect this decision, resulting in an increase in depreciation expense and consequently decreasing net income by $0.5 million and basic and diluted earnings per share by $0.01, for 2001.

   Vessels and equipment under capital lease
   The Company bareboat charters in certain vessels under agreements that are classified as capital leases. Depreciation of vessels under capital lease is included within depreciation and amortisation expense in the Statement of Operations. Vessels under capital lease are depreciated on a straight-line basis over the vessels' remaining economic useful lives, based on a 25 year useful life, or on a straight-line basis over the term of the lease. The method applied is determined by the criteria by which the lease has been assessed to be a capital lease.

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

In 2001, the Company changed its accounting policy for drydockings. Prior to 2001, provisions for future drydockings have been accrued and charged to expense on a pro-rata basis over the period to the next scheduled drydockings. Effective January 1, 2001 the Company will recognise the cost of a drydocking at the time the drydocking takes place, that is it will apply the "expense as incurred" method. The expense as incurred method is considered by management to be a more reliable method of recognising drydocking costs as it eliminates the uncertainty associated with estimating the cost and timing of future drydockings. The cumulative effect of this change in accounting principle is shown separately in the consolidated statements of operations for the year ended December 31, 2001 and resulted in a credit to income of $32.3 million in 2001. The cumulative effect of this change as of January 1, 2001 on the Company's consolidated balance sheet was to reduce total liabilities by $32.3 million.

Assuming the "expense as incurred" method had been applied retroactively, the pro forma income and earnings per share before cumulative effect of change in accounting principle for 2000 and 1999 would have been as follows:


     (in thousands of $)                                                                    2000           1999
     ----------------------------------------------------------------------------------------------------------

     Net income (loss) as previously reported                                            313,867       (86,896)
     Pro forma effect of retroactive application of change in accounting principle         6,281          7,010
     ----------------------------------------------------------------------------------------------------------
     Pro forma net income (loss)                                                         320,148       (79,886)
     ----------------------------------------------------------------------------------------------------------

     Basic earnings per share as previously reported                                      $ 4.28       $ (1.76)
     Diluted earnings per share as previously reported                                    $ 4.27       $ (1.76)
     Pro forma effect of retroactive application of change in accounting principle        $ 0.09         $ 0.14
     Pro forma basic earnings per share                                                   $ 4.37       $ (1.62)
     Pro forma diluted earnings per share                                                 $ 4.36       $ (1.62)
     ==========================================================================================================


   Goodwill
   Goodwill represents the excess of the purchase price over the fair value of assets acquired in business acquisitions accounted for under the purchase method. Goodwill is presented net of accumulated amortisation and is being amortised over a period of approximately 17 years. See Note 3.

   Derivatives
   The Company enters into interest rate swap transactions from time to time to hedge a portion of its exposure to floating interest rates. These transactions involve the conversion of floating rates into fixed rates over the life of the transactions without an exchange of underlying principal. Hedge accounting is used to account for these swaps provided certain hedging criteria are met. As of January 1, 2001, the Company adopted Statement of Financial Accounting Standard ("SFAS") No. 133, "Accounting for Derivatives and Hedging Activities" ("SFAS 133"). Certain hedge relationships met the hedge criteria prior to SFAS 133, but do not meet the criteria for hedge accounting under SFAS 133. The Company adopted SFAS 133 in the first quarter of fiscal year 2001 and upon initial adoption recorded certain transition adjustments resulting in recognising the fair value of its derivatives as assets of $0.4 million and liabilities of $0.6 million. A gain of $0.3 million was recognised in income and a charge of $0.5 million made to other comprehensive income.

   Pre-SFAS 133 Adoption
   Hedge accounting is applied where the derivative reduces the risk of the underlying hedged item and is designated at inception as a hedge with respect to the hedged item. Additionally, the derivative must result in payoffs that are expected to be inversely correlated to those of the hedged item. Derivatives are measured for effectiveness both at inception and on an ongoing basis. When hedge accounting is applied, the differential between the derivative and the underlying hedged item is accrued as interest rates change and recognized as an adjustment to interest expense. The related amount receivable from or payable to counterparties is included in accrued interest income or expense, respectively. Prior to January 1, 2001, the fair values of the interest rate swaps are not recognized in the financial statements.

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

   Post-SFAS 133 Adoption
   SFAS 133, as amended by SFAS 137 "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No.133" and SFAS 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities an amendment of FASB Statement No. 133", requires an entity to recognize all derivatives as either assets or liabilities on the balance sheet and measure these instruments at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. In order to qualify for hedge accounting under SFAS 133, certain criteria and detailed documentation requirements must be met.

   The Company has from time to time entered into forward freight contracts in order to hedge exposure to the spot market for certain trade routes. These transactions involve entering into a contract to provide a theoretical voyage at an agreed rate. The fair values of the forward freight contracts are recognised as assets or liabilities with the change in fair values recognised in the consolidated statements of operations.

   The Company has established a twelve month facility for a Stock Indexed Total Return Swap Programme or Equity Swap Line (See Note 20) whereby the conterparty acquires shares in the Company, and the Company carries the risk of fluctuations in the share price of those acquired shares. The fair value of the Equity Swap is recognised as an asset or liability with the change in fair values recognised in the consolidated statements of operations.

   Other than the forward freight contracts discussed above, the Company has not entered into any derivative contracts for speculative or trading purposes.

   Financial Instruments
   In determining fair value of its financial instruments, the company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of financial instruments including most derivatives and long-term debt, standard market conventions and techniques such as options pricing models are used to determine fair value. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realised.

   Foreign currencies
   The Company's functional currency is the U.S. dollar as all revenues are received in U.S. dollars and a majority of the Company's expenditures are made in U.S. dollars. The Company's reporting currency is U.S. dollars. Most of the Company's subsidiaries report in U.S. dollars. For subsidiaries that maintain their accounts in currencies other than U.S. dollars, the Company uses the current method of translation whereby the statements of operations are translated using the average exchange rate and the assets and liabilities are translated using the year end exchange rate. Foreign currency translation gains or losses are recorded as a separate component of other comprehensive income in stockholders' equity.

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

   Stock-based compensation
   In accordance with Accounting Principles Board Opinion No. 25 ("APB 25") "Accounting for Stock Issued to Employees" the compensation cost for stock options is recognised as an expense over the service period based on the excess, if any, of the quoted market price of the stock at the grant date of the award or other measurement date, over the exercise price to be paid to acquire the stock.

   Earnings per share
   Basic EPS is computed based on the income (loss) available to common stockholders and the weighted average number of shares outstanding for basic EPS. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments (see Note 6).

3. RECENTLY ISSUED ACCOUNTING STANDARDS

   In June 2001, the Financial Accounting Standards Board ("FASB") approved SFAS No. 141, "Accounting for Business Combinations" which requires the application of the purchase method including the identification of the acquiring enterprise for each transaction. SFAS No. 141 supercedes APB No. Opinion 16 and applies to all business combinations initiated after June 30, 2001 and all business combinations accounted for by the purchase method that are completed after June 30, 2001. The adoption of SFAS No. 141 by the Company on June 30, 2001 did not have any impact on the Company's consolidated results of operations or financial position.

   In June 2001, the FASB approved SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS No. 142 applies to all acquired intangible assets whether acquired singly, as part of a group, or in a business combination. SFAS No. 142 will supersede APB Opinion No. 17, "Intangible Assets". This statement is effective for fiscal years beginning after December 15, 2001. SFAS No. 142 requires that goodwill and indefinite lived intangible assets will no longer be amortized but will be reviewed annually for impairment. Intangible assets that are not deemed to have an indefinite life will continue to be amortised over their useful lives. At December 31, 2001, the Company had unamortised goodwill of $14.0 million. Amortisation expense related to goodwill was $1.9 million, $1.1 million and $0.5 million for the years ended December 31, 2001, 2000 and 1999, respectively. The Company has not yet determined what effect the adoption of SFAS No. 142 will have on its consolidated results of operations or financial position.

   In August 2001, the FASB approved SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS No. 143 requires the fair value of a legal liability related to an asset retirement be recognized in the period in which it is incurred. The associated asset retirement costs must be capitalized as part of the carrying amount of the related long-lived asset and subsequently amortized to expense. Subsequent changes in the liability will result from the passage of time (interest cost) and revision to cash flow estimates. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002, effective January 1, 2003 for the Company. Management does not expect that the adoption of SFAS No. 143 will have a material effect on the Company's results of operations or financial position.

   In October  2001,  the FASB  issued SFAS No.  144,  "Accounting  for the
   Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). The objectives of SFAS 144 are to address significant issues relating to the implementation of FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and to develop a single accounting model based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale. The standard requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, the standard expands the scope of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and will be eliminated from the ongoing operations of the entity in a disposal transaction. This statement is effective for fiscal years beginning after December 15, 2001, and generally, its provisions are to be applied prospectively. The Company is currently evaluating the impact of this statement and does not expect the adoption of SFAS No. 144 to have a material effect on the Company's results of operations or financial position.

   In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". This Statement rescinds FASB Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, FASB Statement No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. This Statement also rescinds FASB Statement No. 44, Accounting for Intangible Assets of Motor Carriers. This Statement amends FASB Statement No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. This statement is generally for transactions occurring after May 15, 2002. The Company is currently evaluating the impact of this statement.


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

   Information about the Company's reportable segments as of and for each of the years ended December 31, 2001 and 2000 follows:



     (in thousands of $ )                                                       Dry Bulk
                                                               Tankers          Carriers         Total
     2001
     Net operating revenues                                    615,109            32,236       647,345
     Ship operating expenses                                   113,812             7,638       121,450
     Depreciation and amortisation                             112,200             7,831       120,031
     Share in results from associated companies                 17,494             3,518        21,012
     Vessels and equipment, net                              2,121,356            74,396     2,195,752
     Vessels under capital lease                               213,320           103,887       317,207
     Investment in associated companies                        102,683             4,459       107,142
     Total assets                                            2,776,814           185,751     2,962,565
     Expenditure for vessels                                   396,841                 -       396,841


     (in thousands of $)                                                        Dry Bulk
                                                               Tankers          Carriers         Total
     2000
     Net operating revenues                                    591,805             8,065       599,870
     Ship operating expenses                                    85,868             2,129        87,997
     Depreciation and amortisation                              90,297             1,952        92,249
     Share in results from associated companies                 11,273             1,544        12,817
     Vessels and equipment, net                              2,176,303            77,727     2,254,030
     Vessels under capital lease                                     -           108,387       108,387
     Investment in associated companies                         26,420               941        27,361
     Total assets                                            2,451,589           192,808     2,644,397
     Expenditure for vessels                                   468,575                 -       468,575


     Reconciliations of reportable segments information to the Company's consolidated totals follows:

     (in thousands of $)                                                            2001          2000
     Net operating revenues
     Total net operating revenues for reportable segments                        647,345       599,870
     Other net operating revenues                                                -                  74
     Total consolidated net operating revenues                                   647,345       599,944
     Assets
     Total assets for reportable segments                                      2,962,565     2,644,397
     Assets not attributed to segments                                            71,209       136,591
     Total consolidated assets                                                 3,033,774     2,780,988

     =================================================================================================



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

   The tax charge for the year comprises:

   (in thousands of $)                            2001       2000         1999
   Current tax                                     444         41         (9)
   Deferred tax                                      -          -          -
   ---------------------------------------------------------------------------
                                                   444         41         (9)
   ===========================================================================

   Temporary differences and carryforwards which give rise to deferred tax assets, liabilities and related valuation allowances are as follows:

   (in thousands of $)                                        2001      2000
   Deferred tax asset - non current                            116        -
   Pension liabilities                                           -       13
   Tax loss carryforwards                                   11,207   19,285
   Valuation allowance                                     (11,091) (19,298)
   --------------------------------------------------------------------------
   Net deferred tax asset (liability)                            -        -
   ==========================================================================

   As of December 31,  2001,  2000 and 1999,  the Company had  $39,610,000,
   $68,875,000 and $62,485,000 of net operating loss carryforwards, respectively. In 2001, the tax loss carryforwards have been utilised to offset taxable income in Sweden. The loss carryforward can be utilised only against future taxable income for the respective subsidiary. Frontline AB accounts for a total of $27,840,000 as at December 31, 2001 and ICB AB accounts for a total of $11,944,000 as of December 31, 2001. These net operating losses do not have an expiration date. The Company's deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realised in the future.

6. EARNINGS PER SHARE

   The computation of basic EPS is based on the weighted average number of shares outstanding during the year. The computation of diluted EPS assumes the foregoing and the exercise of stock options and warrants using the treasury stock method (see Note 21).


   The components of the numerator for the calculation of basic EPS and diluted EPS are as follows:


   (in thousands of $)                                                      2001           2000           1999
   -----------------------------------------------------------------------------------------------------------
   Net income (loss) available to stockholders                           382,728        313,867       (86,896)
   ===========================================================================================================

   The components of the denominator for the calculation of basic EPS and diluted EPS are as follows:

   (in thousands )                                                          2001           2000            1999
   -----------------------------------------------------------------------------------------------------------
   Basic earnings per share:
   Weighted average number of ordinary shares outstanding                 76,714         73,391         49,486
   ===========================================================================================================

   Diluted earnings per share:
   Weighted average number of ordinary shares outstanding                 76,714         73,391         49,468
   Warrants and stock options                                                181            173              -
   -----------------------------------------------------------------------------------------------------------
                                                                          76,895         73,564         49,468
   ===========================================================================================================



7. LEASES

   Rental expense
   Charter hire payments to third parties for certain contracted-in vessels are accounted for as operating leases. The Company is also committed to make rental payments under operating leases for office premises. The future minimum rental payments under the Company's non-cancellable operating leases, are as follows:

     Year ending December 31,
     (in thousands of $)
   ------------------------------------------------------------------------
     2002                                                       40,971
     2003                                                       24,516
     2004                                                       24,123
     2005                                                       24,628
     2006                                                       24,638
     2007 and later                                              6,023
   ------------------------------------------------------------------------
     Total minimum lease payments                              144,899
   ========================================================================

   Total rental expense for operating leases was $42,376,000, $34,823,000 and $31,912,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

   Rental income
   The minimum future revenues to be received on time charters, bareboat charters and other contractually committed income as of December 31, 2001 are as follows:

   Year ending                             Yen              Dollar     Total
   December 31,                          revenues          revenues
   (in thousands of(Y)and $)       (in(Y)) ($ equivalent)
   -------------------------------------------------------------------------
   2002                           2,398,050     18,286      68,652    86,938
   2003                           2,398,050     18,286      65,110    83,396
   2004                           2,404,620     18,336      62,745    81,081
   2005                           2,398,050     18,286      61,585    79,871
   2006                           2,398,050     18,286      58,492    76,778
   2007 and later                 11,043,780    84,214      98,297   182,511
   --------------------------------------------------------------------------
   Total minimum lease revenues   23,040,600   175,694     414,881   590,575
   ==========================================================================

   The cost and accumulated depreciation of the vessels leased to a third party at December 31, 2001 were approximately $354.2 million and $14.6 million, respectively, and at December 31, 2000 were approximately $518.3 million and $27.4 million, respectively.

8. MARKETABLE SECURITIES

   Marketable   securities  held  by  the  Company  are  equity  securities considered to be available-for-sale securities.

   (in thousands of $)                                     2001     2000
   ---------------------------------------------------------------------
   Cost                                                   1,874     3,418
   Gross unrealised gain                                      2       702
   Gross unrealised loss                                  (717)     (407)
   ----------------------------------------------------------------------
   Fair value                                             1,159     3,713
   ======================================================================

   The net unrealised loss on marketable securities, including a component of foreign currency translation, included in comprehensive income increased by $1,010,000 for the year ended December 31, 2001 (2000 - increase in net unrealised gain of $295,000).

   (in thousands )                                2001       2000      1999
   ------------------------------------------------------------------------
   Proceeds  from sale of  available-for-sale    3,101     10,089    2,653
     securities
   Realised gain (loss)                            717    (1,186)      580
   ========================================================================

   The  cost  of  sale  of  available-for-sale   marketable  securities  is
   calculated on an average costs basis.

9. TRADE ACCOUNTS RECEIVABLE

   Trade accounts receivable are presented net of allowances for doubtful accounts amounting to $800,000 for each of the years ended December 31, 2001 and 2000, respectively.

10.   OTHER RECEIVABLES

     (in thousands of $)                              2001            2000
     ---------------------------------------------------------------------
     Agent receivables                               1,973          1,761
     Due from related party                              -         20,000
     Due on sale of marketable securities                -          4,101
     Short-term debt receivable                          -          6,418
     Mark to market valuation of derivatives         4,411              -
     Other receivables                               2,947          2,972
    ---------------------------------------------------------------------
                                                     9,331         35,252
    =====================================================================

   Other receivables are presented net of allowances for doubtful accounts amounting to $nil for each of the years ended December 31, 2001 and 2000.

11.   NEWBUILDINGS AND VESSEL PURCHASE OPTIONS

   (in thousands of $)                                      2001      2000
   -----------------------------------------------------------------------
   Newbuildings                                           94,411         -
   Vessel purchase options                                 8,370    36,326
   ------------------------------------------------------------------------
                                                         102,781    36,326
   ========================================================================

   The carrying value of newbuildings represents the accumulated costs to the balance sheet date, which the Company has paid by way of purchase installments, and other capital expenditures together with capitalised loan interest. Interest capitalised in the cost of newbuildings amounted to $3,034,669 and $400,000 in 2001 and 2000, respectively.

   In connection with the acquisition of Golden Ocean, the Company obtained certain options and obligations to acquire vessels. The Company had options to purchase the VLCCs Stena Commerce and Stena Comanche for a purchase price for each vessel equal to 50 per cent of the outstanding mortgage debt under three joint loan agreements between lenders and the vessels' owning companies. As at December 31, 2000 the outstanding mortgage debt of the Stena Commerce and Stena Comanche's owning companies amounted to $116,400,439 plus (Y)6,019,417,615 (equivalent to $52,585,111). Of this total debt outstanding, $25,774,680 was due to the Company at December 31, 2000. This amount is included in other long-term assets (see Note 16). This debt was acquired at a discount of approximately 50 per cent from one of the lenders in September 2000. The fair value assigned to these options in the purchase accounting for Golden Ocean was $27,956,000, calculated by reference to the discounted debt acquired by the Company. The Company also had an option to purchase the vessel Stena Commodore for a purchase price equal to the outstanding mortgage debt under three loan agreements between lenders and the vessel's owning company. The fair value assigned to this option in the purchase accounting for Golden Ocean was $nil. The fair value is calculated as the difference between the fair of the vessel and the mortgage debt outstanding.

   On October 24, 2000 the Company simultaneously exercised its options to acquire the Stena Commerce, Stena Comanche and Stena Commodore and took delivery of the three vessels during May and June 2001.

   The Company had an obligation to purchase the VLCC Opalia for a purchase price equal to 100 per cent of the outstanding mortgage debt under three loan agreements between lenders and the vessel's owning company. The fair value assigned to this option in the purchase accounting for Golden Ocean was $nil. The fair value is calculated as the difference between the fair value of the vessel and the mortgage debt outstanding. In July 2001, the Company acquired the VLCC Opalia.

   The Company has both an obligation and an option to purchase the VLCC Oscilla on expiry of a five-year time charter, which commenced in March 2000. The purchase price is equal to the outstanding mortgage debt under four loan agreements between lenders and the vessel's owning company. As at December 31, 2001 the outstanding mortgage debt of the Oscilla's owning company amounted to $44,372,526 plus (Y)763,259,970 (equivalent to $5,820,192). (2000 - $60,005,600 plus (Y)1,247,525,412 (equivalent to
   $10,898,274)). Included in this amount at December 31, 2001 is debt of $9,103,000 due to the Company (2000 - $12,475,000). The fair value assigned to this option and obligation in the purchase accounting for Golden Ocean was $8,370,000. The fair value is calculated as the difference between the fair value of the vessel and the mortgage debt outstanding.

12.   VESSELS AND EQUIPMENT, NET

     (in thousands of $)                                2001           2000
     ----------------------------------------------------------------------
     Cost                                          2,692,512      2,684,603
     Accumulated depreciation                      (495,553)      (429,682)
     ----------------------------------------------------------------------
     Net book value at end of year                 2,196,959      2,254,921
     ======================================================================

   Included in the above amounts as at December 31, 2001 and 2000 is equipment with a net book value of $836,000 and $904,000, respectively. Depreciation expense for vessels and equipment was $115.6 million, $90.7 million and $90.9 million for the years ended December 31, 2001, 2000 and 1999, respectively.

13.   VESSELS UNDER CAPITAL LEASE, NET

   At December 31 2001, the Company had eight vessels under capital leases. These leases are for terms that range from eight to ten years. For five of these vessels, there is an obligation to purchase the vessels from the lessor at the expiration of the leases. These leases expire between 2007 and 2009. The Company has the option to purchase the vessels at any time during the lease. Three of the vessels under capital leases were sold by the Company in 2001 and leased back on charters each for a period of eight years with the option on the lessor's side to extend the charter for a further three year followed by a further two years. The Company has purchase options at certain specified dates and the lessor has options to put the vessels on the Company at the end of the lease terms.


   (in thousands of $)                                      2001      2000
   -----------------------------------------------------------------------
   Cost                                                  323,659   109,500
   Accumulated depreciation                              (6,451)   (1,113)
   ------------------------------------------------------------------------
   Net book value at end of year                         317,208   108,387
   ========================================================================

   Depreciation expense for vessels under capital lease was $5.3 million, $1.1 million and $nil for the years ended December 31, 2001, 2000 and 1999, respectively.

   The outstanding obligations under capital leases are payable as follows:

     Year ending December 31,
     (in thousands of $)
     ---------------------------------------------------------------------
     2002                                                           34,409
     2003                                                           34,517
     2004                                                           34,792
     2005                                                           35,859
     2006                                                           35,980
     2007 and later                                                255,757
     ---------------------------------------------------------------------
     Minimum lease payments                                        431,314
     ---------------------------------------------------------------------
     Less imputed interest                                         130,524
     ---------------------------------------------------------------------
     Present value of obligations under capital leases             300,790
     =====================================================================


   Included in the outstanding obligations under capital leases in the table above are the following amounts in Japanese Yen and U.S. dollar equivalent.

     Year ending December 31,
     (in thousands of $ and (Y))                   (in (Y))  ($ equivalent)
     ---------------------------------------------------------------------
     2002                                        1,209,574          9,224
     2003                                        1,223,815          9,332
     2004                                        1,238,338          9,443
     2005                                        1,253,163          9,556
     2006                                        1,268,303          9,671
     2007 and later                              6,471,098         49,345
     ---------------------------------------------------------------------
     Minimum lease payments                     12,664,291         96,571
     ---------------------------------------------------------------------
     Less imputed interest                       1,303,359          9,939
     ---------------------------------------------------------------------
     Present value of obligations under
       capital leases                           11,360,931         86,632
     =====================================================================

14.   INVESTMENT IN ASSOCIATED COMPANIES

   At December 31, 2001, the Company has the following participation in investments that are recorded using the equity method:
                                                                 Percentage
     K/S Rasmussen Teamship A/S III                                  35.00%
     K/S Rasmussen Teamship A/S II                                   40.00%
     Front Tobago Inc                                                40.00%
     Golden Lagoon Corporation                                       50.00%
     Golden Fountain Corporation                                     50.00%
     Golden Tide Corporation                                         50.00%
     Middleburg properties Ltd.                                      50.00%
     Reese Development Inc.                                          50.00%
     Alliance Chartering LLC                                         50.00%
     Dundee Navigation SA                                            50.10%
     Edinburgh Navigation SA                                         50.10%
     Ariake Transport Corporation                                    33.33%
     Sakura Transport Corporation                                    33.33%
     Ichiban Transport Corporation                                   33.33%
     Tokyo Transport Corporation                                     33.33%
     Hitachi Hull No 4983 Ltd.                                       33.33%

   With the exception of Alliance Chartering LLC, the equity method investees are engaged in the ownership and operation of oil tankers or dry bulk carriers.

   Summarised balance sheet information of the Company's equity method investees is as follows:

   (in thousands of $)                                       2001      2000
   ------------------------------------------------------------------------
   Current assets                                          46,799    25,614
   Noncurrent assets                                      646,208   280,872
   Current liabilities                                     58,330    16,750
   Non current liabilities                                579,391   229,242

   Summarised statement of operations information of the Company's equity method investees is as follows:

   (in thousands )                                2001      2000       1999
   ------------------------------------------------------------------------
   Net operating revenues                       82,287    54,722     14,432
   Net operating income                         42,637    32,093      9,846
   Net income                                   45,431    43,843      8,686

15.   DEFERRED CHARGES

   Deferred charges represent debt arrangement fees that are capitalised and amortised on a straight-line basis to interest expense over the life of the debt instrument. The deferred charges are comprised of the following amounts:

   (in thousands of $)                                       2001      2000
   ------------------------------------------------------------------------
   Debt arrangement fees                                   14,190    12,971
   Accumulated amortisation                               (9,129)   (7,135)
   ------------------------------------------------------------------------
                                                            5,061     5,836
   ========================================================================

16.   OTHER LONG-TERM ASSETS

   (in thousands of $)                                       2001      2000
   ------------------------------------------------------------------------
   Long-term debt receivable                                9,025    38,533
   Other                                                      875     2,590
   ------------------------------------------------------------------------
                                                            9,900    41,123
   ========================================================================

   Included in long-term debt receivable are amounts due to the Company from third party entities that own vessels over which the Company has purchase options or obligations (see Note 11).

17.   GOODWILL

   Goodwill is stated net of related accumulated amortisation as follows:

   (in thousands of $)                                       2001      2000
   ------------------------------------------------------------------------
   Goodwill                                                17,561    16,009
   Accumulated amortisation                               (3,512)   (1,624)
   ------------------------------------------------------------------------
                                                           14,049    14,385
   ========================================================================

   Amortisation expense was $0.7 million, $1.1 million and $0.5 million for the years ended December 31, 2001, 2000 and 1999, respectively.

18.   ACCRUED EXPENSES

   (in thousands of $)                                       2001      2000
   ------------------------------------------------------------------------
   Voyage expenses                                          3,667     8,689
   Ship operating expenses                                 18,591    13,631
   Administrative expenses                                  1,979       786
   Interest expense                                         6,044    12,446
   Taxes                                                    2,233        43
   Other                                                    3,029     5,182
   ------------------------------------------------------------------------
                                                           35,543    40,777
   ========================================================================

19.   DEBT


     (in thousands of $)                                                                     2001          2000
     ----------------------------------------------------------------------------------------------------------

     US  Dollar  denominated  floating  rate debt  (LIBOR + 0.485%  to  1.75%)  due     1,238,952     1,303,307
     through 2011
     Yen denominated floating rate debt (LIBOR + 1.125% to 1.313%) due through 2011       109,640       136,172
     Fixed rate debt 0% due through 2005                                                    2,000         2,000
     Fixed rate debt 8.00% due through 2005                                                31,500        91,250
                                                                                        1,382,092     1,532,729
     Credit facilities                                                                      9,859        11,410
     Total debt                                                                         1,391,951     1,544,139
     Less: short-term and current portion of long-term debt                             (227,597)     (212,767)
                                                                                        1,164,354     1,331,372

   The outstanding debt as of December 31, 2001 is repayable as follows:

     Year ending December 31,
     (in thousands of $)
     2002                                                           227,597
     2003                                                           294,122
     2004                                                           119,374
     2005                                                           106,291
     2006                                                           245,906
     2007 and later                                                 398,661
     ----------------------------------------------------------------------
     Total debt                                                   1,391,951
     ======================================================================

   The weighted average interest rate for the floating rate debt denominated in US dollars was 4.41 per cent as of December 31, 2001 (2000 - 7.67 per cent). The weighted average interest rate for the floating rate debt denominated in Yen was 1.37 per cent as of December 31, 2001 (2000 - 2.74 per cent). These rates take into consideration related interest rate swaps.

   Certain of the fixed rate debt and the floating rate debt are collateralised by ship mortgages and, in the case of some debt, pledges of shares by each guarantor subsidiary. The Company's existing financing agreements impose operation and financing restrictions on the Company which may significantly limit or prohibit, among other things, the Company's ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into time or consecutive voyage charters or pay dividends without the consent of our lenders. In addition, our lenders may accelerate the maturity of indebtedness under our financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including our failure to comply with any of the covenants contained in our financing agreements. Various debt agreements of the Company contain certain covenants which require compliance with certain financial ratios. Such ratios include equity ratio covenants, minimum value clauses, and minimum free cash restrictions. As of December 31, 2001 and 2000, the Company complied with all the debt covenants of its various debt agreements.

   Metrogas Holdings ("Metrogas"), a company related to the Company's Chairman, had outstanding as of December 31, 1999 a specific loan of $54.0 million (the "Metrogas Loan") provided to the Company. The Metrogas Loan was converted to a separate long-term financing facility during 1999. The Metrogas loan was repaid in two tranches during 2000. In February 2000 $30 million were converted into shares in the Company, as described in Note 20. In August 2000 the remaining $24 million plus interest accrued was repaid.

   The acquisition of Golden Ocean was conducted so that the loans held by Golden Ocean's subsidiaries are non-recourse to Frontline. This implies that any guarantees on behalf of a Golden Ocean subsidiary are issued only by either Golden Ocean and or other Golden Ocean subsidiaries. Frontline's exposure to Golden Ocean is therefore limited to $15 million injected as equity, a $50 million term loan and a $10 million revolving credit facility provided by Frontline to Golden Ocean. As of December 31, 2001 the amounts outstanding under the term loan and revolving credit facility was $2.49 million and $nil, respectively.

   In connection with the transfer of the share capital, or part of the share capital, in six single purpose entities, each an owner of a VLCC, from Golden Ocean to the direct ownership of Frontline Ltd in late 2001, the Company has issued guarantees which replaced guarantees previously issued by Golden Ocean.

   At December 31, 2001, a 100 per cent owned subsidiary of Golden Ocean, Golden Stream Corporation was party to a loan agreement with Griffin Shipping Inc. ("Griffin"). The amount outstanding under this loan agreement was $48,068,000, which was fully repayable on March 30, 2002. Repayment of the loan is secured by a first mortgage on the vessel Golden Stream, an assignment of earnings and a pledge of the Company's shares in Golden Stream Corporation and a performance guarantee issued by Golden Ocean. Golden Stream Corporation failed to repay the loan on the due date. Non-payment constitutes a default under the loan agreement and entitles Griffin to exercise its rights under the loan security documents, which include taking possession of the vessel Golden Stream, taking control of Golden Stream Corporation and claiming under the performance guarantee issued by Golden Ocean.

   Griffin has not declared a default under the loan agreement but is working with the Company's management to renegotiate payment terms and re-schedule payment of the outstanding amount of $48,068,000. If Griffin were to declare a default, cross default provisions in other loan agreements related to Golden Ocean and its subsidiaries could cause all loans to be repayable immediately. The Golden Ocean management is confident of achieving a satisfactory agreement with Griffin, which will involve re-scheduling payment of the outstanding amount in line with projected cashflows. There is no guarantee, however, that a satisfactory agreement with Griffin will be achieved and in the event that it is not, Golden Ocean would be forced to sell assets to pay any shortfall due to Griffin. There is no guarantee that Golden Ocean would be able to raise sufficient capital through asset sales to pay any shortfall due to Griffin. These conditions give rise to substantial doubt as to the ability of Golden Ocean to continue to operate as a going concern. At December 31, 2001, Frontline's exposure in the event of a liquidation of Golden Ocean is a maximum of $15 million in equity and $2.49 million in debt due from Golden Ocean.

20.   SHARE CAPITAL

   Authorised share capital:

   (in thousands of $)                                     2001        2000
   ------------------------------------------------------------------------
   125,000,000 ordinary shares of $2.50 each            312,500    312,500

   ========================================================================

    Issued and fully paid share capital:

   (in thousands of $, except share numbers)                2001       2000
   ------------------------------------------------------------------------
   76,407,566 ordinary shares of $2.50 each              191,019    195,172
   (2000 - 78,068,811)
   ========================================================================

   The Company's ordinary shares are listed on the New York Stock Exchange, the Oslo Stock Exchange and the London Stock Exchange. The Company's ordinary shares traded on the Nasdaq National Market in the form of ADSs until August 3, 2001. Each ADS represented one ordinary share. On August 3, 2001 the Company delisted its ADSs from the Nasdaq National Market and the ADR program was terminated on October 5, 2001. The Company's ordinary shares were listed on the New York Stock Exchange on August 6, 2001.

   Of the authorised and unissued ordinary shares at December 31, 2001, 360,300 are reserved for issue pursuant to subscription under options granted under the Company's share option plans. As at December 31, 2001, except for the shares which would be issued on the exercise of the options, no unissued share capital of the Company is under option or is conditionally or unconditionally to be put under option.

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

   In 2000, the Company issued 124,558 ordinary shares pursuant to subscriptions under warrants that could be exercised at any time up to December 31, 2003 and issued a total of 8,211 ordinary shares pursuant to subscriptions under warrants that can be exercised at any time up to May 11, 2001 (see Note 21). During 2001 the Company issued 129,500 shares in connection with the exercise of employee share options and issued 416,555 ordinary shares pursuant to subscriptions under warrants that can be exercised at any time up to May 11, 2001 (see Note 21).

   In 2000 and 2001, the Company bought back and cancelled a total of 1,719,845 and 2,207,300 of its ordinary shares, respectively, in a number of separate market transactions. These share buybacks were made within a Board of Directors authority to buy back up to 7,500,000 ordinary shares. In September 2000, the Company bought back and cancelled 430,000 of its ordinary shares at NOK 39.45 per share. These shares were related to an option the Company secured in connection with issuing 1,910,000 shares as part consideration for a Suezmax newbuilding contract.

   In September 2001 the Company established a twelve month facility for a Stock Indexed Total Return Swap Programme or Equity Swap Line with the Bank of Nova Scotia ("BNS"), whereby the latter acquires shares in the Company, and the Company carries the risk of fluctuations in the share price of those acquired shares. BNS is compensated at their cost of funding plus a margin. At December 31, 2001 BNS had acquired a total of 2,100,000 Frontline shares under the Programme.

   A number of the Company's bank loans contain a clause that permit dividend payments subject to the Company meting certain equity ratio and cash covenants immediately after such dividends being paid.

21.   WARRANTS AND SHARE OPTION PLANS

   At the effective date of the Amalgamation, Frontline recorded warrants to purchase 124,558 shares (restated from 1,245,588) of LOF and options to purchase 288,000 shares (restated from 2,880,000) of LOF. These warrants and share options have been recorded at fair value, calculated using the Black-Scholes option pricing model, as an adjustment to the purchase price on the acquisition of LOF. These warrants entitle the holder to subscribe for one ordinary share in the Company at a price of (pound)4.00 and are exercisable at any time up to December 31, 2003. During 2000, all of these warrants were exercised.

   Pursuant to the terms of the Amalgamation Agreement, warrants to purchase 2,600,000 shares (restated from 26,000,000) in the Company were granted on the date of Amalgamation. These warrants have been recorded at an estimated fair value at November 1, 1997 using the Black-Scholes option pricing model. These warrants entitle the holder to subscribe for one ordinary share in the Company at a price of $15.91 and were exercisable at any time up to May 11, 2001. On May 11, 2001 any warrants that had not been exercised expired.

   The following summarises the warrant transactions:

                                                                     Number
                                                                  of Shares
     ----------------------------------------------------------------------
     Warrants outstanding at December 31, 1999                    2,724,558
          Exercised or cancelled                                  (132,826)
     Warrants outstanding at December 31, 2000                    2,591,732
          Exercised or cancelled                                (2,591,732)
     ----------------------------------------------------------------------
     Warrants outstanding at December 31, 2001                            -
     ======================================================================

   The Company has in place a Bermuda Share Option Plan (the "Bermuda Plan") and a United Kingdom Share Option Plan (the "U.K. Plan"). Under the terms of the plans, the exercise price set on the grant of share options may not be less than the average of the fair market value of the underlying shares for the three dealing days before the date of grant. The number of shares granted under the plans may not in any ten year period exceed 7 per cent of the issued share capital of the Company. No consideration is payable for the grant of an option. In 2001, the Bermuda Plan was amended to provide that the exercise price set on the grant can subsequently be adjusted so that dividends paid after the date of grant will be deducted from the exercise price.

   Under the Bermuda Plan, options may be granted to any director or eligible employee of the Company or subsidiary. Options are exercisable for a maximum period of nine years following the first anniversary date of the grant.

   The following summarises the share options transactions relating to the Bermuda Plan:

     (in thousands, except per share data)            Shares       Weighted
                                                                    average
                                                                   exercise
                                                                      price
     ----------------------------------------------------------------------

     Options outstanding at December 31, 1998             129       $ 14.45
          Granted                                         300       $  5.53
          Cancelled                                      (16)       $ 12.58
     Options outstanding at December 31, 1999             413       $  7.89
          Granted                                          15       $  6.92
          Cancelled                                     (109)       $ 14.77
     Options outstanding at December 31, 2000             319       $  5.50
          Granted                                         194       $ 11.76
          Exercised                                     (130)       $  3.49
          Cancelled                                      (23)       $ 11.76
     ----------------------------------------------------------------------
     Options outstanding at December 31, 2001             360       $  7.71
     ======================================================================

     Options exercisable at:
     December 31, 1999                                    113       $ 14.71
     ======================================================================
     December 31, 2000                                      4       $ 13.21
     ======================================================================
     December 31, 2001                                    190       $  4.07
     ======================================================================

   Under the U.K. Plan, options may be granted to any full-time director or employee of the Company or subsidiary. Options are only exercisable during the period of seven years following the third anniversary date of the grant.

   The weighted average fair value of options granted under the Bermuda Plan in the year ended December 31, 2001, 2000 and 1999 was $6.79, $3.27 and $2.61, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model using the following weighted average assumptions:

   (in thousands )                               2001       2000       1999
   ------------------------------------------------------------------------
   Risk free interest rate                       4.9%       6.6%       6.6%
   Expected life                              5 years    3 years    3 years
   Expected volatility                            60%        63%        63%
   Expected dividend yield                         0%         0%         0%

   The options outstanding under the Bermuda Plan as at December 31, 2001 have exercise prices between $3.41 and $12.32. The options that were not exercisable at December 31, 2001, vested on January 22, 2002. The options outstanding under the Bermuda Plan as at December 31, 2001 have a weighted average contractual life of 4.01 years.

   At  December  31,  2001  and  2000  there  were  no  options   remaining
   outstanding under the U.K. Plan.

   In 2001, the Company has recorded compensation expense of $1.2 million in connection with share options issued in 1999, 2000 and 2001. The Company had previously recorded no compensation expense for the issuance of share options in 2000 and 1999. The share options assumed in connection with the Amalgamation with LOF have been treated as an adjustment to the purchase price. Had the compensation costs for these plans been determined consistent with the fair value method recommended in SFAS 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts in 2001, 2000 and 1999:

     (in thousands, except per share data)       2001     2000         1999
                                                                 (restated)
     ----------------------------------------------------------------------
     Net income
          As reported                         382,728  313,867     (86,896)
          Pro-forma                           382,598  313,818     (87,679)

     Basic earnings (loss) per share
          As reported                          $ 4.99   $ 4.28     $ (1.76)
          Pro-forma                            $ 4.99   $ 4.28     $ (1.77)

     Diluted earnings (loss) per share
          As reported                          $ 4.98   $ 4.27     $ (1.76)
          Pro-forma                            $ 4.98   $ 4.27     $ (1.77)

22.   FINANCIAL INSTRUMENTS

   Interest rate risk management
   In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. The Company has a portfolio of swaps that swap floating rate interest to fixed rate, which from a financial perspective hedge interest rate exposure. The Company does not hold or issue instruments for speculative or trading purposes. The counterparties to such contracts are The Chase Manhattan Bank (J.P. Morgan), Nordea Bank Norge, Credit Agricole Indosuez, Deutsche Schiffsbank, Midland Bank (HSBC), Den norske Bank and Skandinaviska Enskilda Banken. Credit risk exists to the extent that the counterparties are unable to perform under the contracts.

   The Company manages its debt portfolio with interest rate swap agreements in U.S. dollars to achieve an overall desired position of fixed and floating interest rates. The Company has entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR:


     Principal                                     Inception        Maturity       Fixed
                                                        Date            Date    Interest
                                                                                    Rate
     -----------------------------------------------------------------------------------
     (in thousands of $)
     $50,000                                    January 2001    January 2006      5.635%
     $50,000                                   February 1998   February 2003      5.685%
     $25,000                                     August 1998     August 2003      5.755%
     $25,000                                     August 1998     August 2003      5.756%
     $50,000                                   February 1998   February 2003      5.775%
     $50,000                                      March 1998      March 2003      5.885%
     $54,585 reducing monthly to $29,793          March 1998      March 2006      7.288%
     $58,243 reducing monthly to $17,527      September 1998     August 2008      7.490%


   As at December 31, 2001, the notional principal amounts subject to such swap agreements was $362,828,000 (2000 - $373,476,000).

   Foreign currency risk
   The majority of the Company's transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. Certain of the Company's subsidiaries report in Sterling, Swedish kronor or Norwegian kroner and risks of two kinds arise as a result: a transaction risk, that is, the risk that currency fluctuations will have a negative effect on the value of the Company's cash flows; and a translation risk, the impact of adverse currency fluctuations in the translation of foreign operations and foreign assets and liabilities into U.S. dollars for the Company's consolidated financial statements. Certain of the Company's subsidiaries have Yen denominated long-term debt which as of December 31, 2001 stood at Yen 14,378,176,578 and charter contracts denominated in Yen with contracted payments as set forth in Note 7. Certain associated companies also have Yen denominated debt, the Company's share of this debt amounted to Yen 9,778,862,882 as December 31, 2001. There is a risk that currency fluctuations will have a negative effect on the value of the Company's cashflows. The Company has not entered into derivative contracts for either transaction or translation risk. Accordingly, such risk may have an adverse effect on the Company's financial condition and results of operations.

   Forward freight contracts
   The Company may enter into forward freight contracts in order to manage its exposure to the risk of movements in the spot market for certain trade routes. Market risk exists to the extent that spot market fluctuations have a negative effect on the Company's cash flows and consolidated statements of operations.

   Fair Values
   The carrying value and estimated fair value of the Company's financial instruments at December 31, 2001 and 2000 are as follows:

                                                   2001          2001          2000          2000
     (in thousands of $)                 Carrying Value    Fair Value      Carrying    Fair Value
                                                                              Value
     --------------------------------------------------------------------------------------------
     Non-Derivatives:
     Cash and cash equivalents                  178,176       178,176       103,514       103,514
     Restricted cash                             11,101        11,101        12,580        12,580
     Marketable securities                        1,159         1,159         3,713         3,713
     Short-term debt                            227,597       227,597       212,767       212,767
     Long-term debt                           1,164,354     1,164,354     1,331,372     1,331,372

     Derivatives:
     Interest rate swap transactions           (14,723)      (14,723)             -         (210)
     Equity Swap Line                             4,412         4,412             -             -


   The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value.

   The estimated fair value of marketable securities is based on the quoted market price of these or similar instruments when available. The estimated fair value for floating rate long-term debt is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis.

   The fair value of interest rate swaps is estimated by taking into account the cost of entering into interest rate swaps to offset the Company's outstanding swaps.

   Fair value of the Equity Swap Line (see Note 20) is based on the quoted market price of the Company's shares held by the Bank of Nova Scotia minus the acquisition cost of those shares.

   Fair value of forward freight contracts is estimated by taking into account the cost of entering into forward freight contracts to offset the Company's outstanding contracts.

   Concentrations of risk
   There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with the Bank of America N.A., Skandinaviska Enskilda Banken, Nordlandsbanken, Den norske Bank and Nordea Bank Norge. However, the Company believes this risk is remote as these banks are high credit quality financial institutions.

   The majority of the vessels' gross earnings are receivable in U.S. dollars. In 2001, 2000 and 1999, no customer accounted for more than 10 per cent or more of freight revenues.

23.   RELATED PARTY TRANSACTIONS

   Management believes transactions with related parties are under terms similar to those that would be arranged with other parties.

   During 1996, 1997 and January 1998, Frontline received options to assume newbuilding contracts for the construction and purchase of five Suezmax tankers at the Hyundai Heavy Industries Co. Ltd. shipyard in South Korea for delivery in 1998 and 2000 from single-ship owning companies affiliated with Hemen Holding Ltd. ("Hemen"). Hemen is the Company's largest shareholder and is indirectly controlled by Mr. John Fredriksen, Chairman and Chief Executive Officer of the Company. The first three of the Suezmax tankers were delivered during 1998. The remaining two vessels were delivered in February and April, 2000.

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

   In June 1998, the Company obtained a loan of $87.5 million from Metrogas, the Metrogas Loan, to finance the acquisition of the five VLCC newbuilding contracts described above. At December 31, 1998, an amount of $89 million was outstanding in respect of the Metrogas Loan, including interest accrued thereon. On September 30, 1999, $35 million of the $89 million Metrogas Loan was converted to equity by the issuance of 8,230,000 shares at an issue price of NOK 33.00 per share. In connection with this conversion, Metrogas offered $15 million of the resulting ordinary shares to existing Frontline shareholders and warrant holders, excluding US persons. In connection with this secondary offering by Metrogas, Frontline bore costs of the offering of $15,000. At December 31, 1999, an amount of $56.7 million was outstanding in respect of the Metrogas Loan, including interest accrued thereon. On February 25, 2000, $30 million of the Metrogas Loan was converted to equity, resulting in the issuance of 4,350,000 ordinary shares at an issue price of NOK 57.50 per share. In connection with this conversion, Metrogas offered 2,000,000 of the resulting ordinary shares to existing Frontline shareholders and warrant holders, excluding US persons. In August 2000, the outstanding principal amount of $24.0 on the Metrogas Loan was repaid in full, together with $4.3 million accrued thereon. In the years ended December 31, 2000 and 1999, the Metrogas Loan bore interest at the rate of 8.0 per cent and the Company incurred interest costs of $1.6 million and $5.4 million, respectively, of which $2.7 million was expensed in 1999.

   In addition to the lending arrangement described above, Hemen affiliated parties have, during 1998 and 1999, provided additional short term financing to the Company. Such financing bore interest at a rate of between 6.75 and 8.8 per cent per annum in 2000 and 6.75 per cent in 1999. Interest expense recorded by the Company in 2000 in respect of such financing was $1,095,380 (1999 - $428,291).

   In September 2000 Frontline acquired a 1993-built VLCC, which was named Front Ace from a company affiliated with Hemen. This vessel was acquired for a price of $53 million which was based on three independent valuations less a $1 million discount compared to appraised market value.

   On December 5, 2000, a subsidiary of Frontline made a short-term loan of $20 million to World Shipholding Ltd., a company affiliated with Hemen. This loan was repaid in full on February 6, 2001 together with fees and interest of $349,680, of which $115,000 was recorded by the Company in 2000 and $234,680 was recorded in 2001.

   On December 28, 2000,  the Company and Overseas  Shipholding  Group Inc.
   (OSG) entered into an agreement with Osprey Maritime Limited. ("Osprey") to acquire the two VLCCs Golar Edinburgh and Golar Dundee. The agreement was signed on behalf of a joint venture company to be owned 50.1 per cent by the Company and 49.9 per cent by OSG. The purchase price for the vessels, which were delivered in the first quarter of 2001 was $53 million each. At December 31, 2000, World Shipholding Ltd. held more than 50 per cent of the shares in Osprey. In February 2001, World Shipholding Ltd. took control of Osprey.

   In February 2001, the Company acquired newbuilding contracts for the construction and purchase of three VLCC tankers at the Hitachi shipyard in Japan for delivery in 2002 from Seatankers Management Co. Ltd, a company affiliated with Hemen. These contracts were acquired for the original contract pirce of $72 million each plus $0.5 million per contract.

   In the year ended December 31, 2001, a subsidiary of Frontline Ltd provided services to Seatankers Ltd, a company affiliated with Hemen. These services include management support and administrative services. In the year ended December 31, 2001, the Company has earned management fees from Seatankers Ltd of $277,855 as income. As at December 31, 2001 an amount of $266,930 was due from Seatankers Ltd in respect of these fees and for the reimbursement of costs incurred on behalf of Seatankers Ltd.

   In the year ended December 31, 2001, Frontline has provided management support and administrative services to a newbuilding project known as the Uljanik Project. As at December 31, 2001, an amount of $47,993 was due from the Uljanik Project. The Uljanik Project is owned by Seatankers, which is affiliated with Hemen.

   In the year ended December 31, 2001, a subsidiary of Frontline Ltd provided services to Golar LNG Limited. Osprey, which is controlled by World Shipholding, holds 50.01 per cent of Golar LNG. The services provided include management support, corporate services and administrative services. In the year ended 31 December 2001, management fees from Golar LNG of $258,960 have been earned by the Company. As at December 31 2001, an amount of $547,966 was due from Golar LNG in respect of these fees and for the reimbursement of costs incurred on behalf of Golar LNG.


24.   ACQUISITIONS

   In April 2001, the Company announced an offer for all of the shares of Mosvold Shipping Limited ("Mosvold"), a Bermuda company whose shares were listed on the Oslo Stock Exchange. Through a combination of shares acquired and acceptances of the offer, as at May 31 2001, Frontline controlled 97 per cent of the shares of Mosvold. The remaining 3 per cent of the shares of Mosvold were acquired during 2001 through a compulsory acquisition. The total acquisition price paid was approximately $70.0 million. The difference between the purchase price and the net assets acquired, has been assigned to the identifiable long-term assets of Mosvold.

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

   The following table reflects unaudited pro-forma combined results of operations of the Company on the basis that the acquisition of Mosvold had taken place at January 1, 2000:

   (in thousands of $, except per share data)           2001           2000
                                                    (Unaudited) (unaudited)
   ------------------------------------------------------------------------
   Net operating revenues                            655,527        616,367
   Net income                                        384,453        319,883
   Basic earnings per share                            $5.01          $4.36
   Diluted earnings per share                          $5.00          $4.35

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

25.   COMMITMENTS AND CONTINGENCIES

   Assets Pledged

   (in thousands of $)                                     2001        2000
   ------------------------------------------------------------------------
   Ship mortgages                                     2,195,752   1,569,848
   Restricted bank deposits                              11,101      12,580
   ------------------------------------------------------------------------
                                                      2,206,853   1,582,428
   ========================================================================

   Other Contractual Commitments
   The Company insures the legal liability risks for its shipping activities with Assuranceforeningen SKULD, Sveriges Angfartygs Assurans Forening (The Swedish Club), and the United Kingdom Mutual Steamship Assurance Association (Bermuda), all mutual protection and indemnity associations. As a member of these mutual associations, the Company is subject to calls payable to the associations based on the Company's claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which result in additional calls on the members.

   The Company's subsidiary, Golden Ocean Group Limited, has guaranteed the yen and dollar long-term borrowings of associated companies for amounts of (Y)17,152,359,010, which is equivalent to $28,904,000 at December 31, 2001.

   Certain of the Company's subsidiaries have contractual commitments to participate in the profits and losses of the time charterer's subcharters of the vessel Channel Poterne and in the profits only of the vessels New Vanguard, New Vista and Channel Alliance. An associated company participates in the time charterer's profits and losses on subcharters of the vessel Pacific Lagoon. Another associated company participates in the charterer's profits on subcharters of the vessel New Circassia. Revenues or expenses arising from these arrangements have been accrued to the balance sheet date.

   The charterers of four of the Company's vessels have contractual rights to participate in the profits on sale of those vessels. In the case of the Channel Poterne and Cos Hero, the charterer is entitled to 50 per cent of the profit realised on any qualifying sale.. The Cos Hero may only be sold if the profit from sale will exceed $3.0 million. Profit is defined as sale proceeds less debt outstanding in the relevant profit share agreements. If the New Vanguard or New Vista are sold, the charterer is entitled to claim up to $1 million to cover losses incurred on subcharters of the vessel. Any remaining profit is to be split 60:40 in favour of the owner.

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

   At December 31, 2001 the Company had non-cancellable contracts for the construction of eight newbuilding tankers, including two in which the Company has a 33.33 per cent interest. These eight vessels are scheduled for delivery between early 2002 and June 2003. At December 31, 2001, the Company is committed to make further instalments under these contracts of $356.6 million in connection with the wholly owned newbuilding contracts and $120.2 million in connection with the interest in the joint venture vessels. Bank financing of $105.0 million has been arranged for the joint venture vessels and $50 million for the first of the six wholly-owned vessels.

   In 2001, the Company received an adverse decision from the Swedish Administrative Court of Appeal with respect to a tax dispute with the Swedish tax authorities relating to ICB. The dispute arises from a limited partnership in which ICB invested, and which sold a vessel on the exercise of a purchase option by a third party in 1990. The Swedish tax authorities assessed an "exit" tax on ICB and the other members of the limited partnership and also sought to tax ICB and the other members for income earned by the partnership. ICB has contested these assessments. The Swedish Administrative Court of Appeal upheld a decision by a County Administrative Court finding ICB liable for these assessments. Including accrued interest, the taxes found due by the court total approximately $SEK90 million, or $8.5 million at the exchange rate prevailing at December 31, 2001 ($ at the at the exchange rate prevailing at June 30, 2002). ICB is appealing this judgement. In the event that the appeal is not successful, the tax and accrued interest will be accounted for as an adjustment to the purchase price of ICB.

26.   SUPPLEMENTAL INFORMATION

   Non-cash investing and financing activities included the following:


    (in thousands of $)                                              2001      2000         1999
                                                                                      (restated)
    --------------------------------------------------------------------------------------------
    Unrealised appreciation (depreciation) on investments
    Recorded directly to equity                                   (7,960)       295      (2,843)

    In connection with purchase of fixed assets:
    Shares issued                                                       -    28,000        9,000

    Acquisition of businesses:
    Assets acquired, including goodwill                            83,403   533,685      652,008
    Liabilities assumed and incurred                               14,033   470,674      391,257
    Conversion of equity method investment in ICB                       -         -      236,051
    Minority interest recorded                                      1,152         -      150,700
    Shares issued                                                       -    20,350            -



27. SUBSEQUENT EVENTS

   In the first quarter of 2002, Frontline acquired from a third party, two companies that owned four drybulk carriers that were chartered in by the Company under capital leases. These drybulk carriers were refinanced by traditional bank financing.

   In the first quarter of 2002, the Company took delivery of two VLCC newbuildings, Front Eagle and Front Serenade. These vessels were financed by traditional bank financing.

   In the first quarter of 2002, the Company together with joint venture partners, took delivery of one VLCC newbuilding, Tanabe, in which the Company's has a 33.33 per cent interest.

   In May 2002, it was announced that the Company would leave the Tankers Pool. The commercial operations of the Company's VLCCs will be brought back in-house under the Company's direct management.

   In June 2002, the Company issued a total of 260,000 stock options under the Bermuda Plan to employees at an exercise price of $11.90.

ITEM 19.    EXHIBITS

Number      Description of Exhibit
------      ----------------------

1.1* Memorandum of Association of the Company, incorporated by reference to Exhibit 3.1 of the Company's Registration Statement on Form F-1, Registration No. 33-70158 filed on October 12, 1993 (the "Original Registration Statement").

1.2 Amended and Restated Bye-Laws of the Company as adopted by shareholders on October 26, 2001.

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

2.3* Form of Deposit Agreement dated as of November 24, 1993, as amended and restated as of May 29, 2001, among Frontline Ltd. (F/K/A London & Overseas Freighters Limited), The Bank of New York as Depositary, and all Holders from time to time of American Depositary Receipts issued thereunder, including form of ADR, incorporated by reference to Exhibit 2 of the Company's Annual Report on Form 20-F, filed on June 13, 2001 for the fiscal year ended December 31, 2000.

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

8.1         Subsidiaries of the Company.

10.1* The Company's Plan of Reorganization for Golden Ocean Group Limited, Golden Ocean Tankers Limited and Channel Rose Holdings Inc. under Chapter 11 of the United States Bankruptcy Code dated as of July 7, 2000, as amended.

* Incorporated herein by reference.

                                 SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                     Frontline Ltd.
                                                      (Registrant)

Date        June 28, 2002                 By      /s/ Kate Blankenship
                                                    Kate Blankenship
                                                    Company Secretary





02089.0009 #334399