Form 20-F/A
period 2001-12-31
FRONTLINE LTD /
filed 2002-07-12
CIK 913290

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

     Yes      X               No
        -------------            ------------

Indicate by check mark which financial statement item the registrant has elected to follow.

 Item 17                 Item 18      X
        -------------            ------------

                                                              July 12, 2002


          Frontline Ltd. (the "Company") submits this Form 20-F/A to amend its annual report filed on Form 20-F for the year ended December 31, 2001. The amendments contained in this Form 20-F/A are set forth below:

          (1)  Item 3, Selected Financial Data:

               The data for the number of Ordinary Shares Outstanding for the years 1998 through 2001 were omitted from the Company's Form 20-F and have been replaced.

          (2) Item 5, Operating and Financial Review and Prospects; Liquidity and Capital Resources:

               The chart intended to reflect the Company's Outstanding Obligations under Capital Leases was incorrect in the Form 20-F and have been replaced with the correct chart.

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

                                                                       Fiscal Year Ended December 31,
                                                       ----------------------------------------------------------------
                                                               2001         2000         1999         1998         1997
                                                                                               (restated)   (restated)
                                                       (in thousands, except Ordinary Shares, per Ordinary Share data and ratios)
Income Statement Data:
----------------------
Net operating revenues                                   $  647,345   $  599,944   $  253,214   $  203,860   $  197,197
Net operating (loss) income after depreciation           $  384,754   $  376,092   $  (12,210)  $   72,455   $   55,476
Net income (loss) before cumulative effect
    of change in accounting principle                    $  350,389   $  313,867   $  (86,896)  $   31,853   $   22,794
Net (loss) income                                        $  382,728   $  313,867   $  (86,896)  $   31,853   $   22,794
Earnings (loss) per Ordinary Share
 - basic                                                 $     4.99   $     4.28   $    (1.76)  $     0.69   $     0.63
 - diluted                                               $     4.98   $     4.27   $    (1.76)  $     0.69   $     0.63
Cash dividends per Ordinary Share                        $     1.50   $        -   $        -   $        -   $        -

Balance Sheet Data (at end of year):
------------------------------------
Cash and cash equivalents                                $  178,176   $  103,514   $   65,467   $   74,034   $   86,870
Newbuildings and vessel purchase options                 $  102,781   $   36,326   $   32,777   $   75,681   $   48,474
Vessels and equipment, net                               $2,196,959   $2,254,921   $1,523,112   $1,078,956   $  970,590
Vessels under capital lease, net                         $  317,208   $  108,387   $        -   $        -   $        -
Total assets                                             $3,033,774   $2,780,988   $1,726,793   $1,505,414   $1,369,849
Long-term debt (including current portion)               $1,391,951   $1,544,139   $1,079,694   $  883,021   $  773,150
Obligations under capital lease (including
  current portion)                                       $  300,790   $  109,763   $        -   $        -   $        -
Stockholders' equity                                     $1,252,401   $1,029,490   $  557,300   $  583,574   $  556,010
Ordinary Shares outstanding                              74,407,566   78,068,811   60,961,860   46,106,860   46,105,860

Cash Flow Data
--------------
Cash provided by operating activities                    $  477,607   $  271,582   $   46,486   $   69,592   $   67,449
Cash provided by (used in) investing activities          $ (103,782)  $ (496,918)  $  175,532   $ (143,955)  $ (283,299)
Cash provided by (used in) financing activities          $ (299,163)  $  263,383   $ (230,585)  $   61,527   $  244,717

Other Financial Data
--------------------
EBITDA (1)                                               $  528,796     $481,789   $   82,292   $  137,099   $  116,795
Cash Earnings (2)                                        $  443,796     $392,184   $    5,662   $   82,843   $   74,278
Return on capital employed (percentage) (3)                   14.7%        18.2%         0.1%         6.5%         6.2%
Equity to assets ratio (percentage) (4)                       41.3%        37.0%        32.3%        38.8%        40.6%
Debt to equity ratio (5)                                        1.4          1.6          1.9          1.5          1.4
Price earnings ratio (6)                                        2.1          3.3         neg.          2.8         19.8



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
   =====================================================================

At December 31 2001, the Company had eight vessels under capital leases. The outstanding obligations under capital leases are payable as follows:

     Year ending December 31,
     (in thousands of $)
     -------------------
     2002                                                         34,409
     2003                                                         34,517
     2004                                                         34,792
     2005                                                         35,859
     2006                                                         35,980
     2007 and later                                              255,757
     --------------------------------------------------------------------
     Minimum lease payments                                      431,314
     --------------------------------------------------------------------
     Less imputed interest                                       130,524
     --------------------------------------------------------------------
     Present value of obligations under capital leases           300,790
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