Form 20-F
period 2002-12-31
FRONTLINE LTD /
filed 2003-07-15
CIK 913290

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

(Mark One)
[_]          REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X]              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended       December 31, 2002
                         -------------------------------------------------------

                                       OR

[_]            TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from
                              --------------------------------------------------

Commission file number                 0-22704
                      ----------------------------------------------------------
                                  Frontline Ltd
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                                 Frontline Ltd.
--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)

                                     Bermuda
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organisation)

       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to section 12(b) of the Act.

             Title of each class                 Name of each exchange
                                                  on which registered
      Ordinary Shares, $2.50 Par Value          New York Stock Exchange
      --------------------------------          -----------------------

Securities registered or to be registered pursuant to section 12(g) of the Act.

--------------------------------------------------------------------------------
                                (Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                        Ordinary Shares, $2.50 Par Value
--------------------------------------------------------------------------------
                                (Title of class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                   76,466,566 Ordinary Shares, $2.50 Par Value
--------------------------------------------------------------------------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                   Yes      [X]              No      [_]

Indicate by check mark which financial statement item the registrant has elected to follow.

                   Item 17     [_]         Item 18      [X]

                          INDEX TO REPORT ON FORM 20-F

PART I                                                                      PAGE

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.................4

ITEM 2.  OFFER STATISTICS AND EXPECTED
         TIMETABLE.............................................................4

ITEM 3.  KEY INFORMATION.......................................................4

ITEM 4.  INFORMATION ON THE COMPANY...........................................11

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.........................28

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES...........................36

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY
         TRANSACTIONS.........................................................39

ITEM 8.  FINANCIAL INFORMATION................................................41

ITEM 9.  THE OFFER AND LISTING................................................41

ITEM 10. ADDITIONAL INFORMATION...............................................43

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES
         ABOUT MARKET RISK....................................................45

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN
         EQUITY SECURITIES....................................................46

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES......................47

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
         AND USE OF PROCEEDS..................................................47

ITEM 15. CONTROLS AND PROCEDURES..............................................47

ITEM 16. RESERVED

                                    PART III

ITEM 17. FINANCIAL STATEMENTS.................................................48

ITEM 18. FINANCIAL STATEMENTS.................................................48

ITEM 19. EXHIBITS ............................................................49

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

Frontline Ltd., or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions identify forward-looking statements.

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

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, including changes in demand resulting from changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

The selected income statement data of the Company with respect to the fiscal years ended December 31, 2002, 2001 and 2000 and the selected balance sheet data of the Company with respect to the fiscal years ended December 31, 2002 and 2001 have been derived from the Company's Consolidated Financial Statements included herein and should be read in conjunction with such statements and the notes thereto. The selected income statement data with respect to the fiscal years ended December 31, 1999 and 1998 and the selected balance sheet data with respect to the fiscal years ended December 31, 2000, 1999 and 1998 has been derived from consolidated financial statements of the Company not included herein. The selected financial data with respect to the fiscal years ended December 31, 2001 and 2000 has been restated to reflect the adoption of Financial Accounting Standard 144 by the Company on January 1, 2002. The selected financial data with respect to the fiscal years ended December 31, 1998 has been restated to reflect the treatment of ICB Aktiebolag (publ), or ICB, as an investment accounted for in accordance with the equity method. Our treatment of ICB is discussed in more detail in Item 4.A of this Annual Report. The following table should also be read in conjunction with Item 5. "Operating and Financial Review and Prospects" and the Company's Consolidated Financial Statements and Notes thereto included herein.

                                                                               Fiscal Year Ended December 31,
                                                          -----------------------------------------------------------------------
                                                                 2002          2001            2000           1999           1998
                                                                          (restated)     (restated)                    (restated)
(in thousand of $, except Ordinary Shares, per Ordinary Share data and ratios)
Income Statement Data:
Net operating revenues                                    $   416,521    $   628,186    $   595,401    $   253,214    $   203,860
Net operating income (loss)                               $    95,676    $   375,420    $   374,269    $   (12,210)   $    72,455
Net income (loss) from continuing operations before
    income taxes and minority interest                    $     7,150    $   330,551    $   305,951    $   (91,150)   $    31,883
Net income (loss) from continuing operations before
    cumulative effect of change in accounting principle   $     7,172    $   330,107    $   305,910    $   (86,896)   $    31,853
Discontinued operations                                   $    (1,929)   $    21,076    $     7,957    $        --    $        --
Cumulative effect of change in accounting principle       $   (14,142)   $    31,545    $        --    $        --    $        --
Net (loss) income                                         $    (8,899)   $   382,728    $   313,867    $   (86,896)   $    31,853
Earnings (loss) from continuing operations before
    cumulative effect of change in accounting principle
    per Ordinary Share
 - basic                                                  $      0.09    $      4.30    $      4.17    $     (1.76)   $      0.69
 - diluted                                                $      0.09    $      4.29    $      4.16    $     (1.76)   $      0.69
Earnings (loss) per Ordinary Share
 - basic                                                  $     (0.12)   $      4.99    $      4.28    $     (1.76)   $      0.69
 - diluted                                                $     (0.12)   $      4.98    $      4.27    $     (1.76)   $      0.69
Cash dividends paid per Ordinary Share                    $      0.25    $      1.50    $        --    $        --    $        --

Balance Sheet Data (at end of year):
Cash and cash equivalents                                 $    92,078    $   178,176    $   103,514    $    65,467    $    74,034
Newbuildings and vessel purchase options                  $    27,405    $   102,781    $    36,326    $    32,777    $    75,681
Vessels and equipment, net                                $ 2,373,329    $ 2,196,959    $ 2,254,921    $ 1,523,112    $ 1,078,956
Vessels under capital lease, net                          $   264,902    $   317,208    $   108,387    $        --    $        --
Investments in associated companies                       $   119,329    $   109,898    $    27,361    $    16,274    $   239,887
Total assets                                              $ 3,034,743    $ 3,033,774    $ 2,780,988    $ 1,726,793    $ 1,505,414
Short-term debt and current portion of long-term debt     $   167,807    $   227,597    $   212,767    $   116,814    $   170,551
Current portion of obligations under capital lease        $    13,164    $    17,127    $     7,888    $        --    $        --
Long-term debt                                            $ 1,277,665    $ 1,164,354    $ 1,331,372    $   962,880    $   712,470
Obligations under capital lease                           $   259,527    $   283,663    $   101,875    $        --    $        --
Share capital                                             $   191,166    $   191,019    $   195,172    $   152,405    $   115,267
Stockholders' equity                                      $ 1,226,973    $ 1,252,401    $ 1,029,490    $   557,300    $   583,574
Ordinary Shares outstanding                                76,466,566     76,407,566     78,068,811     60,961,860     46,106,860

Cash Flow Data
Cash provided by operating activities                     $   142,025    $   477,607    $   271,582    $    46,486    $    69,592
Cash provided by (used in) investing activities           $  (222,893)   $  (103,782)   $  (508,938)   $   175,532    $  (143,955)
Cash provided by (used in) financing activities           $    (5,230)   $  (299,163)   $   275,403    $  (230,585)   $    61,527

Other Financial Data
Return on capital employed (percentage) (1)                       2.9%          14.7%          18.2%           0.1%           6.5%
Equity to assets ratio (percentage) (2)                          40.5%          41.3%          37.0%          32.3%          38.8%
Debt to equity ratio (3)                                          1.4            1.4            1.6            1.9            1.5
Price earnings ratio (4)                                          neg.           2.1            3.3            neg.           2.8

Footnotes

(1) Return on capital employed is calculated as net income (loss) before cumulative effect of change in accounting principle, interest expense and foreign exchange gains (losses), as a percentage of average capital employed.

(2) Equity to assets ratio is calculated as total stockholders' equity divided by total assets.

(3) Debt to equity ratio is calculated as total interest bearing current and long-term liabilities, including obligations under capital leases, divided by stockholders' equity.

(4) Price earnings ratio is calculated using the closing year end share price divided by basic Earnings per Share.

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

We are highly dependent on spot oil voyage charters. Any decrease in spot charter rates in the future may adversely affect our earnings

The majority of our vessels currently operate on a spot charter basis or under contracts of affreightment under which we carry an agreed upon quantity of cargo over a specified route and time period. Although spot chartering is common in the tanker industry, the spot charter market is highly competitive and spot charter rates may fluctuate significantly based upon tanker and oil supply and demand. The successful operation of our vessels in the spot charter market depends upon, among other things, obtaining profitable spot charters and minimising, to the extent possible, time spent waiting for charters and time spent travelling unladen to pick up cargo. We cannot assure you that future spot charters will be available at rates sufficient to enable our vessels trading in the spot market to operate profitably. In addition, bunkering, or fuel, charges that account for a substantial portion of the operating costs, and generally reflect prevailing oil prices, are subject to sharp fluctuations.

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

If we sell a vessel at a time when ship prices have fallen, the sale may be at less than the vessel's carrying amount on our financial statements, with the result that we could incur a loss and a reduction in earnings. In addition, if we determine at any time that a vessel's future limited useful life and earnings require us to impair its value on our financial statements, that could result in a charge against our earnings and the reduction of our shareholder's equity. It is possible that the market value of our vessels will decline in the future.

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

U.S. law, the law in many of the nations in which we operate, and international treaties and conventions that impact our operations, also establish strict rules governing vessel safety and structure, training, inspections, financial assurance for potential cleanup liability and other matters. These requirements can limit our ability to operate, and substantially increase our operating costs. The U.S. has established strict deadlines for phasing-out single-hull oil tankers, and both the IMO and the European Union have adopted similar phase-out periods.

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

The IMO has approved an accelerated time-table for the phase-out of single-hull oil tankers. The new regulations, which took effect in September 2002, require the phase-out of most single-hull oil tankers by 2015 or earlier, depending on the age of the tanker and whether it has segregated ballast tanks. Under the new regulations, the maximum permissible age for single-hull tankers after 2007 will be 26 years, as opposed to 30 years under current regulations. Also, more stringent maritime safety rules are also more likely to be imposed world-wide as a result of the oil spill in November 2002 relating to the loss of the m.t. Prestige. The m.t. Prestige was a 26-year old single-hull tanker owned by a company not affiliated with us. The m.t. Prestige disaster could lead to proposals to accelerate the phasing out of single-hull tankers.

These requirements can affect the resale value or useful lives of our vessels. In addition, violations of applicable requirements or a catastrophic release from one of our vessels could have a material adverse impact on our financial condition and results of operations.

Competition

The operation of tankers and transportation of crude and petroleum products and the other businesses in which we operate are extremely competitive. Through our operating subsidiaries we compete with other oil tanker and dry bulk carrier owners (including major oil companies as well as independent companies), and, to a lesser extent, owners of other size vessels. Our market share currently is insufficient to enforce any degree of pricing discipline in the markets in which we compete. It is possible that our competitive position will erode in the future.

Our debt service obligations could affect our ability to incur additional indebtedness or engage in certain transactions

Our existing financing agreements impose operational and financing restrictions on us which may significantly limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into time or consecutive voyage charters or pay dividends without the consent of our lenders. In addition, our lenders may accelerate the maturity of indebtedness under our financing agreements and foreclose on the collateral securing the indebtedness upon the occurrence of certain events of default, including our failure to comply with any of the covenants contained in our financing agreements, not rectified within the permitted time. For instance, declining vessel values could lead to a breach of covenants under our financing agreements. If we are unable to pledge additional collateral or obtain waivers from our lenders, our lenders could accelerate our debt and foreclose on our vessels.

An increase in interest rates could materially and adversely affect our financial performance

At December 31, 2002 we had total long-term debt outstanding of $1,445.5 million, of which $1,424.9 million is floating rate debt. The Company uses interest rate swaps to manage interest rate risk. As at December 31, 2002 the Company's interest rate swap arrangements effectively fix the Company's interest rate exposure on $352.7 million of floating rate debt. The maximum exposure to the interest rate fluctuations is $1,072.2 million at December 31, 2002. If interest rates rise significantly, that could materially and adversely affect our results of operations.

Fluctuations in the yen could affect our earnings

Certain of our vessels obtained through our acquisition of Golden Ocean Group Limited in 2000, have charters and financing arrangements that require payments of principal and interest or charter hire in Yen. While many of the charters for the dry bulk vessels that we acquired through Golden Ocean require the charterers to pay in Yen so as to cover related Yen denominated debt service, the charterers may also pay a significant part of the charter hire in Dollars. As we have not hedged our Yen exposure against the Dollar, a rise in the Yen could have an adverse impact on our financial condition and results of operations.

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

Risks involved with operating ocean-going vessels could affect our business and reputation, which would adversely affect our revenues

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

An increase in costs could materially and adversely affect our financial performance

Our vessel operating expenses depend on a variety of factors including crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, many of which are beyond our control and affect the entire shipping industry. Some of these costs, primarily insurance and enhance security measures implemented after September 11, 2001, are increasing. The terrorist attack of the VLCC Limburg in Yemen during October 2002 has resulted in even more emphasis on security and pressure on insurance rates. If costs continue to rise, that could materially and adversely affect our results of operations.

Maritime claimants could arrest our tankers, which could interrupt our cash flow

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay a significant amount of money to have the arrest lifted.

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

Our operations outside the United States expose us to global risks that may interfere with the operation of our vessels

We are an international company and primarily conduct our operations outside of the United States. Changing economic, regulatory, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered affect us. Hostilities or other political instability in regions where our vessels trade could affect our trade patterns and adversely affect our operations and performance. The terrorist attacks against targets in the United States on September 11, 2001 and the military response by the United States may increase the likelihood of acts of terrorism worldwide. Acts of terrorism, regional hostilities or other political instability, as shown by the attack on the Limburg in Yemen in October 2002, could adversely affect the oil trade and reduce our revenue or increase our expenses.

Terrorist attacks, such as the attacks on the United States on September 11, 2001, and other acts of violence or war may affect the financial markets and our business, results of operations and financial condition.

Terrorist attacks such as the attacks on the United States on September 11, 2001 and the United States' continuing response to these attacks, as well as the threat of future terrorist attacks, continues to cause uncertainty in the world financial markets. The recent conflict in Iraq may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets, including the energy markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

Future terrorist attacks, such as the attack on the m.t. Limburg in October 2002, may also negatively affect our operations and financial condition and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession in the United States or the world. Any of these occurrences could have a material adverse impact on our operating results, revenue, and costs.

Because we are a foreign corporation, you may not have the same rights that a shareholder in a U.S. corporation may have

We are a Bermuda corporation. Our memorandum of association and bye-laws and the Bermuda Companies Act 1981, as amended, govern our affairs. Investors may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction. In addition, our executive officers, administrative activities and assets are located outside the United States. As a result, it may be more difficult for investors to effect service of process within the United States upon us, or to enforce both in the United States and outside the United States judgments against us in any action, including actions predicated upon the civil liability provisions of the federal securities laws of the United States.

We may have to pay tax on United States source income, which would reduce our earnings

Under the United States Internal Revenue Code of 1986, or the Code, a portion of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, may be subject to a 4% United States federal income tax on 50% of the gross shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the U.S., unless that corporation is entitled to a special tax exemption under the Code which applies to the international shipping income derived by some non-United States corporations. We believe that we and each of our subsidiaries qualify for this statutory tax exemption for the year ended December 31, 2002.

However, due to the absence of final Treasury regulations or other definitive authority concerning some aspects of this tax exemption under the relevant provisions of the Code and to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

If we or our subsidiaries are not entitled to this statutory tax exemption for any taxable year, we or our subsidiaries could be subject for those years to an effective 4% United States federal income tax on the portion of the income we or our subsidiaries derive during the year from United States sources. The imposition of this taxation could have an adverse effect on our profitability.

ITEM 4. INFORMATION ON THE COMPANY

A.   HISTORY AND DEVELOPMENT OF THE COMPANY

The Company

We are Frontline Ltd., a Bermuda based shipping company that is engaged primarily in the ownership and operation of oil tankers. We were incorporated in Bermuda on June 12, 1992 (Company No. EC-17460). Our registered and principal executive offices are located at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda, and our telephone number is +1 (441) 295-6935.

We are engaged primarily in the ownership and operation of oil tankers, including oil/bulk/ore, or OBO carriers. We operate tankers of two sizes: very large crude carriers, or VLCCs, which are between 200,000 and 320,000 deadweight tons, or dwt, and Suezmaxes, which are vessels between 120,000 and 170,000 dwt. In addition, through a corporate acquisition completed in October 2000, we acquired a fleet of ten dry bulk carriers that included Capesize, Panamax and Handymax size bulkers. We operate through subsidiaries and partnerships located in Bermuda, Liberia, Norway, Panama, Singapore and Sweden. We are also involved in the charter, purchase and sale of vessels. Since 1996, we have emerged as a leading tanker company within the VLCC and Suezmax size sectors of the market.

We have our origin in Frontline AB, which was founded in 1985, and which was listed on the Stockholm Stock Exchange from 1989 to 1997. In May 1997, Frontline AB was redomiciled from Sweden to Bermuda and its shares were listed on the Oslo Stock Exchange. The change of domicile was executed through a share for share exchange offer from the then newly formed Frontline Ltd., or Old Frontline, in Bermuda. Old Frontline was incorporated under the laws of Bermuda on April 29, 1997 for the purpose of succeeding to the business of Frontline AB and, commencing in June 1997, the shares in Frontline AB were exchanged for shares in Old Frontline. The ordinary shares of Old Frontline were thereafter listed on the Oslo Stock Exchange and delisted from the Stockholm Stock Exchange.

In September 1997, Old Frontline initiated an amalgamation with London & Overseas Freighters Limited ("LOF"), also a Bermuda company. This process was completed in May 1998. In the business combination (discussed below), which left LOF as the surviving company, Old Frontline's shareholders exchanged Old Frontline shares for LOF shares and LOF was subsequently renamed Frontline Ltd. As a result of this transaction, Frontline became listed on the London Stock Exchange and on the NASDAQ National Market (in the form of American Depositary Shares, or ADSs, represented by American Depositary Receipts, or ADRs) in addition to its listing on the Oslo Stock Exchange.

In July 2001 the Company gave notice of termination of the ADR program to the Bank of New York as Depositary. The ADR program was terminated on October 5, 2001 and the ADSs were delisted from the Nasdaq National Market on August 3, 2001. The Company's Ordinary Shares began trading on the NYSE on August 6, 2001. With this listing, Frontline became one of the few companies to list its shares directly on three international securities exchanges.

Business Acquisitions and Combinations

Amalgamation with London & Overseas Freighters Limited

On September 22, 1997, LOF and Frontline announced that they had entered into an Agreement and Plan of Amalgamation, that we refer to as the Amalgamation Agreement, providing for a business combination in a three-step transaction. On September 29, 1997, pursuant to the Amalgamation Agreement, Frontline commenced a cash tender offer for at least 50.1 per cent and up to 90 per cent of the outstanding LOF Ordinary Shares and ADSs for a price of $15.91 per Ordinary Share. The tender offer expired on October 28, 1997, and effective November 1, 1997 Frontline acquired approximately 79.74 per cent of the outstanding LOF Ordinary Shares.

In the second step, Frontline amalgamated with Dolphin Limited, a Bermuda subsidiary of LOF. Each ordinary share of Frontline was cancelled in consideration for which the stockholders of Frontline received (i) 0.32635 Ordinary Shares of LOF and (ii) 0.01902 of a newly issued warrant to purchase one LOF Ordinary Share. In the third step of the combination, in order to combine the assets and liabilities, LOF purchased the assets and liabilities of Frontline which were vested in the amalgamated company at fair market value in exchange for a promissory note. LOF is the legally surviving entity in this business combination and has been renamed Frontline Ltd. with effect from May 11, 1998. Frontline is treated as the accounting acquirer and the transaction treated as a reverse acquisition. The stockholders' equity of the Company has been restated accordingly to reflect the transaction.

Acquisition of ICB

In September 1997, Frontline made a public offer to acquire all of the shares of ICB Shipping AB (publ), or ICB. Through a tender offer, by October 1997 Frontline acquired 51.7 per cent of the outstanding shares of ICB at a purchase price of approximately $215 million. The shares purchased provided Frontline with only 31.4 per cent of the ICB voting rights. On January 8, 1998, Frontline withdrew its bid for the remaining outstanding shares of ICB. During 1998, Frontline made further purchases of ICB Shares in the market and at December 31, 1998 had 34.2 per cent of the voting power.

In September 1999, pursuant to an agreement, that we refer to as the ICB Agreement, Frontline acquired ICB Shares previously owned by the so-called "A group" consortium including those controlled by board members of ICB and ICB shares controlled by the Angelicoussis family. In connection with the ICB Agreement, four of the VLCCs owned by ICB, were sold to companies controlled by the Angelicoussis family. As a result of the acquisitions, Frontline increased its shareholding in ICB to approximately 90 per cent of the capital and 93 per cent of the voting rights. In October 1999, a new Board of Directors was appointed in ICB and is consequently controlled by Frontline. In December 1999, Frontline commenced a compulsory acquisition for the remaining shares in ICB and ICB was delisted from the Stockholm Stock Exchange.

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

Through the acquisition of ICB, Frontline, through an indirect subsidiary, has taken over responsibility for the management of Knightsbridge Tankers Limited, or Knightsbridge, a company whose shares are listed on the Nasdaq National Market under the symbol "VLCCF". Knightsbridge owns five VLCCs (built 1995-96) which are chartered to Shell International Petroleum Company Limited. Knightsbridge reports to the US Securities and Exchange Commission pursuant to
Section 13 of the Securities Exchange Act of 1934. The Company has an ownership interest of less than half of one per cent in Knightsbridge as of April 30, 2003.

Acquisition of Golden Ocean Group Limited

In October 2000, Frontline took control of Golden Ocean Group Limited, or Golden Ocean, a shipping group which then held interests in 14 VLCCs and 10 bulk carriers. On the same date Golden Ocean emerged from bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code.

In January 2000, Golden Ocean and its fellow subsidiaries, Golden Ocean Tankers Limited and Channel Rose Holdings Inc., which we refer to collectively as the Debtors, filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code with the Clerk of the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). In July 2000, Frontline filed a proposed plan of reorganisation (the "Plan of Reorganisation") and disclosure statement (the "Disclosure Statement") with the Bankruptcy Court which set forth the manner in which claims against and equity interests in the Debtors would be treated. On August 4, 2000 the Bankruptcy Court approved Frontline's Disclosure Statement and on August 14, 2000 approved the appointment of Frontline as manager of Golden Ocean's operations with immediate effect. The Plan of Reorganisation was approved by an overwhelming majority of holders of claims entitled to vote and was confirmed at a hearing on September 15, 2000.

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

Acquisition of Mosvold Shipping Limited

In April 2001, the Company announced an offer for all of the shares of Mosvold Shipping Limited, or Mosvold, a Bermuda company whose shares were listed on the Oslo Stock Exchange. Through a combination of shares acquired and acceptances of the offer, Frontline acquired 97 per cent of the shares of Mosvold. The remaining three per cent of the shares of Mosvold were acquired during 2001 through a compulsory acquisition. Through the purchase of Mosvold the Company acquired two mid-70s built VLCCs and three newbuilding contracts for VLCCs. The two mid-70s built VLCCs have subsequently been sold by the Company. The first two of the newbuildings were delivered in 2002 and the third is due for delivery in July 2003.

B.   BUSINESS OVERVIEW

We are a world leader in the international seaborne transportation of crude oil. Our tanker fleet, which is one of the largest and most modern in the world, consists of 32 owned, part-owned or controlled VLCCs and 28 owned, part-owned or controlled Suezmax tankers, of which 8 are Suezmax OBOs. In addition, we have three wholly owned dry bulk carriers, being two Capesize and one Handymax size carriers. We also charter in eleven modern VLCCs and one modern Suezmax tanker. At May 31, 2003 we also have one newbuilding VLCC on order and have a purchase option to acquire a further VLCC.

In 2002, we took delivery of five wholly-owned double-hulled VLCC newbuildings, and two new double-hulled VLCCs in which we have a 33.33 per cent interest. We also acquired five dry bulk carriers that we had previously chartered in under capital leases. These five dry bulk carriers were subsequently sold in 2002. We also sold our 50 per cent interest in two joint ventures that each owned a dry bulk carrier. In addition, in 2002 we sold and leased back one of the 2002 built VLCCs that we took delivery of earlier in the year.

In 2003 to date, we have acquired two Suezmax tankers, built in 1979 and 1978, respectively, in which we previously held 40 per cent and 35 per cent interests, respectively. These vessels have subsequently been sold.

The fleet that we operate has a total tonnage of approximately 17 million dwt, and our tanker vessels have an average age of 7 years compared with an estimated industry average of over 10 years. We believe that our vessels comply with the most stringent of generally applicable environmental regulations for tankers.

We own various vessel owning and operating subsidiaries. Our operations take place substantially outside of the United States. Our subsidiaries, therefore, own and operate vessels which may be affected by changes in foreign governments and other economic and political conditions. We are engaged primarily in transporting crude oil products and, in addition, raw materials like coal and iron ore. Our VLCCs are specifically designed for the transportation of crude oil and, due to their size, are primarily used to transport crude oil from the Middle East Gulf to the Far East, Northern Europe, the Caribbean and the Louisiana Offshore Oil Port, or LOOP. Our Suezmax tankers are similarly designed for worldwide trading, but the trade for these vessels is mainly in the Atlantic Basin. Historically, the tanker industry has been highly cyclical, with attendant volatility in profitability and asset values resulting from changes in the supply of and demand for tanker capacity. Our OBO carriers are specifically designed to carry oil or dry cargo and may be used to transport either oil or dry cargo on any voyage. When freight rates in both the oil and dry cargo markets are equivalent OBO carriers are operated most profitably transporting oil on one leg of the voyage and dry cargo on the other leg of a voyage. The supply of tanker and OBO capacity is influenced by the number of new vessels built, the number of older vessels scrapped, converted, laid up and lost, the efficiency of the world tanker or OBO fleet and government and industry regulation of maritime transportation practices. The demand for tanker and OBO capacity is influenced by global and regional economic conditions, increases and decreases in industrial production and demand for crude oil and petroleum products, the proportion of world oil output supplied by middle eastern and other producers, political changes and armed conflicts (including wars in the Middle East) and changes in seaborne and other transportation patterns. The demand for OBO capacity is, in addition, influenced by increases and decreases in the production and demand for raw materials such as iron ore and coal. In particular, demand for our tankers and our services in transporting crude oil and petroleum products and dry cargoes has been dependent upon world and regional markets. Any decrease in shipments of crude oil or raw materials in world markets could have a material adverse effect on our earnings. Historically, these markets have been volatile as a result of, among other things, general economic conditions, prices, environmental concerns, weather and competition from alternative energy sources. Because many factors influencing the supply of and demand for tankers and OBO carriers are unpredictable, the nature, timing and degree of changes in industry conditions are also unpredictable.

We are committed to providing quality transportation services to all of our customers and to developing and maintaining long term relationships with the major charterers of tankers. Increasing global environmental concerns have created a demand in the petroleum products/crude oil seaborne transportation industry for vessels that are able to conform to the stringent environmental standards currently being imposed throughout the world. Our fleet of modern single hull VLCCs may discharge crude oil at LOOP until the year 2015, and our modern single hull Suezmax tankers may call at U.S. ports until the year 2010 under the phase-in schedule for double hull tankers presently prescribed under OPA.

The tanker industry is highly cyclical, experiencing volatility in profitability, vessel values and freight rates. Freight rates are strongly
influenced   by  the   supply  of  tanker   vessels   and  the  demand  for  oil
transportation.

The charter rates for tankers started to decline in the second half of 2001 as a result of a general slowdown in the global economy and as a result of OPEC's decision to cut production levels in order to maintain oil prices in the OPEC band of $22 to $28 per barrel. The negative trend continued into 2002 and rates remained low through a large part of the year. The tanker market showed no improvement in 2002 until the beginning of fourth quarter when a seasonal increase in demand and a requirement for restocking enticed OPEC countries to increase production. The strike in Venezuela in December 2002, resulted in the loss of short-haul oil to the United States and this lost production needed to be replaced from more distant suppliers. Rates ended the year at above $50,000 per day for Suezmaxes and approximately $100,000 per day for VLCCs. Despite the rate improvement in the last quarter, average time charter equivalent spot earnings in the market for the entire year for Suezmaxes were approximately $20,000 per day compared with just over $30,000 per day in 2001 and for VLCCs were approximately $22,000 per day compared with $34,000 per day in 2001. The weak market in 2001 and 2002 resulted in the scrapping, conversion or total loss of 48 elderly Suezmaxes and 78 VLCCs in that two year period.

The Company's three remaining dry bulk vessels are fixed on medium to long-term bareboat or time charters, which expire in 2003, 2005 and 2014.

Our business strategy is primarily based upon the following principles:

o emphasising operational safety and quality maintenance for all of our vessels;
o    complying with all current and proposed environmental regulations;
o    outsourcing technical operations and crewing;
o    controlling operational costs of vessels;
o owning one of the most modern and homogeneous fleets of tankers in the world;
o    achieving high utilisation of our vessels;
o    achieving competitive financing arrangements; and
o developing and maintaining relationships with major oil companies and industrial charterers.

After having delivered their cargo, spot market vessels typically operate in ballast, meaning that they are not carrying cargo until they are rechartered. It is the time element associated with these ballast legs that we seek to minimise by efficiently chartering our OBO carriers and tankers. We seek to maximise earnings in employing vessels in the spot market, under time charters or under Contracts of Affreightment, or COAs.

In December 1999, the Company, together with A.P. Moller, Euronav Luxembourg SA, Osprey Maritime Ltd., Overseas Shipholding Group, Inc and Reederei "Nord" Klaus
E. Oldendorff agreed to form Tankers International LLC, or Tankers to pool the commercial operation of the participating companies' modern VLCC fleets. Tankers mainly employs vessels in the spot market, although it also from time to time enters into COAs and time charters. Revenues to each shipowner who participates in Tankers are calculated on the basis of the pool's total earnings and the tonnage committed into Tankers by the shipowner. In July 2002 we withdrew from Tankers and only the VLCCs in certain of the joint ventures to which the Company is a party, remain in the pool. The commercial operations of our other VLCCs has been brought back in-house under our direct management.

Since 1998 Frontline and OMI Corporation, a major international shipping company, have combined Suezmax tanker fleets for commercial purposes and created Alliance Chartering LLC, or Alliance. Alliance currently markets 41 Suezmax tankers, the majority of which are employed in the Atlantic Basin. Alliance's control of this large modern fleet of Suezmaxes has enabled it to strengthen relationships with a number of customers. These arrangements may allow Alliance the opportunity to increase its Suezmax fleet utilisation through backhauls when cargo is available (that is, transporting cargo on the return trip when a ship would normally be empty) which would improve vessel earnings. Alliance mainly employs vessels in the spot market, although it also from time to time enters into COAs and time charters. Revenues to each shipowner who participates in Alliance are based on the actual earnings from the vessels contributed to Alliance by the shipowner.

Similar to structures commonly used by other shipping companies, our vessels are all owned by, or chartered to, separate subsidiaries or associated companies.
Frontline Management AS, or Frontline Management, and Frontline Management (Bermuda) Limited, both wholly-owned subsidiaries of the Company, support us in the implementation of our decisions. Frontline Management is responsible for the commercial management of our shipowning subsidiaries, including chartering and insurance. Each vessel owned by the Company is registered under the Bahamas, French, Hong Kong, Liberian, Philippines, Singaporean, Norwegian, Isle of Man or Panamanian flag.

Frontline has a strategy of extensive outsourcing. Ship management, crewing and accounting services are provided by a number of independent and competing suppliers.

o Our vessels are managed by independent ship management companies. Pursuant to management agreements, each of the independent ship management companies provides operations, ship maintenance, crewing, technical support, shipyard supervision and related services to Frontline. A central part of our strategy is to benchmark operational performance and cost level amongst our ship managers.
o Independent ship managers provide crewing for our vessels. Currently, our vessels are crewed with Russian, Ukranian, Baltic, Indian and Filipino officers and crews, or combinations of these nationalities.
o The accounting management services for each of our shipowning subsidiaries are provided by the ship managers.

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

Customers

Our customers include major oil companies, petroleum products traders, government agencies and various other entities. During each of the years ended December 31, 2002, 2001 and 2000, no single customer accounted for 10 per cent or more of our consolidated freight revenues.

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

Frontline Management is responsible for arranging for the insurance of our vessels in line with standard industry practice. In accordance with that practice, we maintain marine hull and machinery and war risks insurance, which includes the risk of actual or constructive total loss, and protection and indemnity insurance with mutual assurance associations. From time to time we carry insurance covering the loss of hire resulting from marine casualties in respect of some of our vessels. Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1 billion per vessel per occurrence. Protection and indemnity associations are mutual marine indemnity associations formed by shipowners to provide protection from large financial loss to one member by contribution towards that loss by all members.

We believe that our current insurance coverage is adequate to protect us against the accident-related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage, consistent with standard industry practice. However, there is no assurance that all risks are adequately insured against, that any particular claims will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future.

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

Environmental and Other Regulations

International conventions and national, state and local laws and regulations of the jurisdictions where our fleet operates or is registered significantly affect the ownership and operation of our vessels. We believe we are currently in substantial compliance with applicable environmental and regulatory laws regarding the ownership and operation of our vessels. However, because existing laws may change or new laws may be implemented, we cannot predict the ultimate cost of complying with all applicable requirements or the impact they will have on the resale value or useful lives of our vessels. Future non-compliance could require us to incur substantial costs or to temporarily suspend operation of our vessels.

We believe the heightened environmental and quality concerns of insurance underwriters, regulators and charterers are leading to greater inspection and safety requirements on all vessels and creating an increasing demand for modern vessels that are able to conform to the stricter environmental standards. We maintain high operating standards for our vessels that emphasizes operational safety, quality maintenance, continuous training of our crews and officers and compliance with United States and international regulations. Our vessels are subject to both scheduled and unscheduled inspections by a variety of governmental and private entities, each of which may have unique requirements. These entities include the local port authorities such as the Coast Guard, harbour master or equivalent, classification societies, flag state administration or country of registry, and charterers, particularly terminal operators and major oil companies which conduct frequent vessel inspections. Each of these entities may have unique requirements that we must comply with.

Environmental Regulation--IMO

The United Nation's International Maritime Organization, or IMO, has adopted regulations that set forth pollution prevention requirements for tankers. These regulations, which have been implemented in many jurisdictions in which our tankers operate, provide, in part, that:

     o 25-year old tankers must be of double-hull construction or of a mid-deck design with double-sided construction unless:

          (1) they have wing tanks or double-bottom spaces not used for the carriage of oil which cover at least 30% of the length of the cargo tank section of the hull or bottom; or

          (2) they are capable of hydrostatically balanced loading, which means that they are loaded in such a way that if the hull is breached, water flows into the tanker, displacing oil upwards instead of into the sea

     o 30-year old tankers must be of double-hull construction or mid-deck design with double-sided construction.

Also under IMO regulations, a tanker must be of double-hull construction or a mid-deck design with double-sided construction, or be of another approved design ensuring the same level of protection against oil pollution, if the tanker:

     o is the subject of a contract for a major conversion or original construction on or after July 6, 1993;

     o commences a major conversion or has its keel laid on or after January 6, 1994; or

     o completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

The IMO recently adopted regulations that require the phase-out of most single hull tankers by 2015 or earlier, depending on the age of the vessel and whether or not it complies with requirements for protectively located segregated ballast tanks. Under these new regulations, which became effective in September 2002, the maximum permissible age for single hull tankers after 2007 will be 26 years. The new regulations also provide for increased inspection and verification requirements.

The IMO's International Safety Management Code, or ISM Code, also affects our operations. The ISM Code requires the party with operational control of a vessel to develop a safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. All of our vessel managers are certified as approved ship managers under the ISM Code.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with ISM Code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a Document of Compliance, issued by each flag state, under the ISM Code. All of our vessels and their operators have received ISM certification.

Non-compliance with the ISM Code and other IMO regulations may subject the vessel owner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in a tankers denial of access to, or detention in, some ports. Both the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, as the case may be.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on the operation of oil tankers. As a result of the oil spill in November 2002 from the loss of the m.t. Prestige, it is likely that more stringent maritime safety rules will be imposed by the IMO and other regulatory agencies in the future. The m.t. Prestige was a 26 year old single hulled tanker owned and operated by a company that is not affiliated with us.

Environmental Regulation--OPA/CERCLA

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA affects all owners and operators whose vessels trade with the U.S. or its territories or possessions, or whose vessels operate in the waters of the U.S., which include the U.S. territorial waters and the two hundred nautical mile exclusive economic zone of the U.S. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which also impacts our operations, applies to the discharge of hazardous substances whether on land or at sea.

Under OPA, vessel owners, operators and bareboat or "demise" charterers are "responsible parties" who are liable regardless of fault, individually and as a group, for all containment costs, clean-up costs and for other damages arising from oil spills from their vessels. These other damages may include injury to natural resources and real and personal property, loss of subsistence use of natural resources, the loss of taxes, rents, royalties, profits and earnings capacity resulting from an oil spill and the cost of public services necessitated by an oil spill. These "responsible parties" are not liable under OPA if the spill results solely from the act or omission of a third party, an act of God or an act of war. OPA limits a responsible party's liability to the greater of $1,200 per gross ton or $10 million per vessel over 3,000 gross tons, subject to adjustment for inflation.

CERCLA, which applies to owners and operators of vessels, contains a liability regime similar to OPA and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million. These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or wilful misconduct. These limits do not apply if the responsible party fails or refuses to report the incident or to co-operate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. We believe that we are in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our vessels will call.

OPA requires owners and operators of vessels to establish and maintain with the Coast Guard evidence of financial responsibility sufficient to meet the limit of their aggregate potential strict liability under OPA and CERCLA. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA regulations, an owner or operator of more than one tanker must demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum liability under OPA/CERCLA. Owners or operators of tankers operating in the waters of the U.S. must also file vessel response plans with the Coast Guard, and their tankers are required to operate in compliance with their Coast Guard approved plans.

Under OPA, with limited exceptions, all newly built or converted tankers operating in U.S. waters must be built with double-hulls. Existing vessels that do not comply with the double-hull requirement must be phased out over a 20-year period beginning in 1995 based on size, age and place of discharge, unless retrofitted with double-hulls. Notwithstanding the phase-out period, OPA currently permits existing single-hull tankers to operate until the year 2015 if their operations within U.S. waters are limited to discharging at the Louisiana Offshore Oil Port or unloading with the aid of another vessel, a process referred to as lightering, within authorized lightering zones more than 60 miles off-shore.

Environmental Regulation--Other

Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969 and the Convention for the Establishment of an International Fund for Oil Pollution of 1971. Under these conventions, and depending on whether the country in which the damage results is a party to the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Under an amendment that will come into effect November 1, 2003 for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately $6.1 million plus $858 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to approximately $122.1 million. The current maximum amount is approximately $81.2 million. The right to limit liability is forfeited under the International Convention on Civil Liability for Oil Pollution Damage where the spill is caused by the owner's actual fault and under the 1992 Protocol where the spill is caused by the owner's intentional or reckless conduct. In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted, various legislative schemes or common law governs, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our P&I insurance covers the liability under the plan adopted by the IMO.

Partly in response to the oil spill caused by the sinking of the tanker Prestige, a single hulled tanker owned by an entity that is not affiliated with us, in November 2002, the European Union proposed new regulations in March of 2003 that would, among other things, place a ban on the transportation of heavy oil grades in all single-hull tankers loading or discharging at European Union ports. These regulations also accelerate the phase-out schedule of all single hull vessels. The European Union Parliament is scheduled to meet in July 2003, to ratify these new regulations. Several European Union nations have already implemented an absolute ban on single hull tankers carrying fuel oil and heavy oil grades. Spain has banned single hull tankers over 5,000 dwt and carrying such cargo from entering her ports as of January 1, 2003. Italy has announced that similar measures applicable to single hull tankers over 15 years of age will be implemented during the first half of 2003, and Spain, France and Portugal have prohibited single hull tankers carrying such cargoes from passing through their 200-mile economic exclusion zones since December, 2002.

In addition, most U.S. states that border a navigable waterway have enacted laws that impose strict liability for clean-up costs and damages resulting from a discharge of oil or a release of a hazardous substance. As permitted by OPA, these state laws may provide for unlimited liability for oil spills occurring within their boundaries.

C.   ORGANIZATIONAL STRUCTURE

Our vessels are all owned by, or chartered to, separate subsidiaries, associated companies or joint ventures. The following table sets out the details of our significant subsidiaries and equity interests as of May 31, 2003:

                                                                  Country of     Ownership
Name                                        Vessel/Activity    Incorporation    Percentage
Granite Shipping Co. Ltd.                     Front Granite          Bahamas          100%

Frontline Management (Bermuda) Ltd       Management company          Bermuda          100%
ICB Shipping (Bermuda) Limited           Management company          Bermuda          100%
Mosvold Shipping Limited                    Holding company          Bermuda          100%

Golden Current Limited                               Opalia      Isle of Man          100%

Ariake Transport Corporation                         Ariake          Liberia        33.33%
Bonfield Shipping Ltd.                         Front Driver          Liberia          100%
Dundee Navigation SA                                 Dundee          Liberia         50.1%
Edinburgh Navigation SA                           Edinburgh          Liberia         50.1%
Fourways Marine Limited                        Front Spirit          Liberia          100%
Front Ardenne Inc.                            Front Ardenne          Liberia          100%
Front Brabant Inc.                            Front Brabant          Liberia          100%
Front Eagle Corporation                         Front Eagle          Liberia          100%
Front Falcon Inc                               Front Falcon          Liberia          100%
Front Glory Shipping Inc.                       Front Glory          Liberia          100%
Front Pride Shipping Inc.                       Front Pride          Liberia          100%
Front Saga Inc                                   Front Page          Liberia          100%
Front Serenade Inc.                          Front Serenade          Liberia          100%
Front Splendour Shipping Inc.               Front Splendour          Liberia          100%
Front Stratus Inc.                            Front Stratus          Liberia        33.33%
Front Tobago Inc.                              Front Tobago          Liberia           40%
Golden Aquarian Corporation                        Cos Hero          Liberia          100%
Golden Bayshore Shipping Corporation           Navix Astral          Liberia          100%
Golden Channel Corporation                  Front Commodore          Liberia          100%
Golden Estuary Corporation                   Front Comanche          Liberia          100%
Golden Fjord Corporation                     Front Commerce          Liberia          100%
Golden Fountain Corporation                 Golden Fountain          Liberia           50%
Golden Hilton Shipping Corporation        Channel Navigator          Liberia          100%
Golden Lagoon Corporation                    Pacific Lagoon          Liberia           50%
Golden Ocean Tankers Limited                Holding Company          Liberia          100%
Golden President Shipping Corporation      Channel Alliance          Liberia          100%
Golden Seaway Corporation                      New Vanguard          Liberia          100%
Golden Sound Corporation                          New Vista          Liberia          100%
Golden Strait Corporation                    Golden Victory          Liberia          100%
Golden Stream Corporation                     Golden Stream          Liberia          100%
Golden Tide Corporation                       New Circassia          Liberia           50%
Hitachi Hull # 4983 Corporation                      Hakata          Liberia        33.33%
Ichiban Transport Corporation                       Ichiban          Liberia        33.33%
Katong Investments Ltd.                       Front Breaker          Liberia          100%
Kea Navigation Ltd                             Front Melody          Liberia          100%
Langkawi Shipping Ltd.                          Front Birch          Liberia          100%
Millcroft Maritime SA                        Front Champion          Liberia          100%
Neon Shipping SA                                  Front Sun          Liberia          100%
Otina Inc.                                       Front Tina          Liberia          100%
Optimal Shipping SA                          Front Symphony          Liberia          100%
Pablo Navigation SA                             Front Chief          Liberia          100%
Patrio Shipping Ltd.                           Front Hunter          Liberia          100%
Quadrant Marine Inc.                              Front Sky          Liberia          100%
Rakis Maritime SA                             Front Fighter          Liberia          100%
Ryan Shipping Corporation                     Front Warrior          Liberia          100%
Saffron Rose Shipping Limited                   Front Crown          Liberia          100%
Sakura Transport Corporation                       Sakura I          Liberia        33.33%
Sea Ace Corporation                               Front Ace          Liberia          100%
Sibu Shipping Ltd.                              Front Maple          Liberia          100%
South West Tankers Inc                          Front Sunda          Liberia          100%
Tokyo Transport Corporation                          Tanabe          Liberia        33.33%
Tidebrook Maritime Corporation              Front Commander          Liberia          100%
Ultimate Shipping Ltd.                        Front Century          Liberia          100%
West Tankers Inc.                               Front Comor          Liberia          100%

Frontline Management AS                  Management company           Norway          100%

Puerto Reinosa Shipping Co SA                   Front Lillo           Panama          100%

Aspinall Pte Ltd.                              Front Viewer        Singapore          100%
Blizana Pte Ltd.                                Front Rider        Singapore          100%
Bolzano Pte Ltd.                                   Mindanao        Singapore          100%
Cirebon Shipping Pte Ltd.                     Front Vanadis        Singapore          100%
Fox Maritime Pte Ltd.                          Front Sabang        Singapore          100%
Front Dua Pte Ltd.                            Front Duchess        Singapore          100%
Front Empat Pte Ltd.                         Front Highness        Singapore          100%
Front Enam Pte Ltd.                              Front Lord        Singapore          100%
Front Lapan Pte Ltd.                          Front Climber        Singapore          100%
Front Lima Pte Ltd.                              Front Lady        Singapore          100%
Front Tiga Pte Ltd.                              Front Duke        Singapore          100%
Front Tujuh Pte Ltd.                          Front Emperor        Singapore          100%
Front Sembilan Pte Ltd.                        Front Leader        Singapore          100%
Rettie Pte Ltd.                               Front Striver        Singapore          100%
Transcorp Pte Ltd.                             Front Guider        Singapore          100%

D.   PROPERTY, PLANT AND EQUIPMENT

The Company's Vessels

We operate a  substantially  modern fleet of tankers  consisting of 43 VLCCs, 21
Suezmax tankers and eight Suezmax OBO carriers. In addition, we have one newbuilding contract and a purchase option to acquire one VLCC tanker. We also have three dry bulk carriers. The following table sets forth the fleet that we operate:

TANKER FLEET
Owned Tonnage
                                      Approximate                                                  Type of
Vessel                      Built            Dwt.          Construction     Flag                Employment
------                      -----     -----------          ------------     ----                ----------
VLCCs
-----
Front Sabang                 1990         286,000           Single-hull       SG               Spot market
Front Vanadis                1990         286,000           Single-hull       SG               Spot market
Front Highness               1991         284,000           Single-hull       SG               Spot market
Front Lady                   1991         284,000           Single-hull       SG               Spot market
Front Lord                   1991         284,000           Single-hull       SG               Spot market
Front Duke                   1992         284,000           Single-hull       SG               Spot market
Front Duchess                1993         284,000           Single-hull       SG               Spot market
Front Tobago (40%)           1993         261,000           Single-hull      LIB              Tankers Pool
Front Edinburgh (50.1%)      1993         302,000           Double-side      LIB              Tankers Pool
Front Dundee (50.1%)         1993         302,000           Double-side      LIB              Tankers Pool
Front Ace                    1993         275,000           Single-hull      LIB               Spot market
Golden Fountain (50%)        1995         302,000           Single-hull      PAN               Spot market
Golden Stream                1995         276,000           Single-hull      PAN               Spot market
Navix Astral                 1996         276,000           Single-hull      PAN          Bareboat Charter
New Vanguard                 1998         300,000           Double-hull       HK          Bareboat Charter
New Vista                    1998         300,000           Double-hull       HK          Bareboat Charter
New Circassia (50%)          1999         306,000           Double-hull      PAN               Spot market
Opalia                       1999         302,000           Double-hull      IoM          Bareboat Charter
Pacific Lagoon (50%)         1999         306,000           Double-hull      PAN               Spot market
Front Comanche               1999         300,000           Double-hull      FRA              Time Charter
Front Commerce               1999         300,000           Double-hull      LIB              Time Charter
Front Tina                   2000         298,000           Double-hull      LIB               Spot market
Front Commodore              2000         299,000           Double-hull      LIB               Spot market
Ichiban (33.33%)             2000         299,000           Double-hull       BA              Tankers Pool
Ariake (33.33%)              2001         299,000           Double-hull       BA              Tankers Pool
Sakura I (33.33%)            2001         299,000           Double-hull       BA              Tankers Pool
Front Serenade               2002         299,000           Double-hull      LIB               Spot market
Tanabe (33.33%)              2002         296,000           Double-hull       BA              Tankers Pool
Hakata (33.33%)              2002         296,000           Double-hull       BA              Tankers Pool
Front Stratus                2002         299,000           Double-hull      LIB               Spot market
Front Falcon                 2002         308,000           Double-hull       BA               Spot market
Front Page                   2002         299,000           Double-hull      LIB               Spot market
Hull No. 1412                2003         308,000           Double-hull       BA

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

Suezmaxes
---------
Front Lillo                  1991         147,000           Single-hull      NIS               Spot market
Front Birch                  1991         152,000           Double-side      NIS               Spot market
Front Maple                  1991         152,000           Double-side      NIS               Spot market
Front Granite                1991         142,000           Single-hull      NIS               Spot market
Front Emperor                1992         147,000           Single-hull       SG               Spot market
Front Sunda                  1992         142,000           Single-hull      NIS               Spot market
Front Spirit                 1993         147,000           Single-hull      NIS               Spot market
Front Comor                  1993         142,000           Single-hull      NIS               Spot market
Front Pride                  1993         150,000           Double-hull      NIS               Spot market
Front Glory                  1995         150,000           Double-hull      NIS               Spot market
Front Splendour              1995         150,000           Double-hull      NIS               Spot market
Front Ardenne                1997         153,000           Double-hull      NIS               Spot market
Front Brabant                1998         153,000           Double-hull      NIS              Time charter
Mindanao                     1998         158,000           Double-hull       SG               Spot market
Front Fighter                1998         153,000           Double-hull      NIS               Spot market
Front Hunter                 1998         153,000           Double-hull      NIS               Spot market
Front Sun                    2000         160,000           Double-hull      NIS               Spot market
Front Sky                    2000         160,000           Double-hull      NIS               Spot market
Front Melody                 2001         150,000           Double-hull      NIS               Spot market
Front Symphony               2001         150,000           Double-hull      NIS               Spot market

Chartered In Tonnage
                                      Approximate                                                  Type of
Vessel                      Built             Dwt          Construction     Flag                Employment
------                      -----     -----------          ------------     ----                ----------
VLCCs
-----
Front Century                1998         311,000           Double-hull       BA               Spot market
Front Champion               1998         311,000           Double-hull       BA               Spot market
Front Chief                  1999         311,000           Double-hull       BA              Time charter
Front Commander              1999         311,000           Double-hull       BA               Spot market
Front Crown                  1999         311,000           Double-hull       BA               Spot market
Golden Victory               1999         305,000           Double-hull      PAN               Spot market
British Pioneer              1999         307,000           Double-hull      IoM               Spot market
British Pride                2000         307,000           Double-hull      IoM               Spot market
British Progress             2000         307,000           Double-hull      IoM               Spot market
British Purpose              2000         307,000           Double-hull      IoM               Spot market
Front Eagle                  2002         309,000           Double-hull      LIB               Spot market

Suezmax
-------
Front Warrior                1998         153,000           Double-hull       BA               Spot market

DRY BULK FLEET
Owned Tonnage

                                      Approximate                                                  Type of
Vessel                      Built            Dwt.          Construction     Flag                Employment
------                      -----     -----------          ------------     ----                ----------
Capesize
Channel Alliance             1996         172,000           Single-hull      PHI              Time Charter
Channel Navigator            1997         172,000           Single-hull      PHI              Time Charter

Handymax
Cos Hero                     1999          46,000           Single-hull      PAN          Bareboat Charter

Key to Flags:

BA - Bahamas, HK - Hong Kong, IoM - Isle of Man, LIB - Liberia, NIS - Norwegian International Ship Register, PAN - Panama, PHI - Philippines, SG - Singapore, FRA - France.

Other than its interests in the vessels described above, we do not own any material physical properties. We lease office space in Hamilton, Bermuda from an unaffiliated third party. Frontline Management leases office space, at market rates, in Oslo, Norway from Sea Shipping AS, a company indirectly affiliated with Hemen Holding Ltd, or Hemen, our principal shareholder. One of our subsidiaries leases office space in London, England from an unaffiliated third party.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following discussion should be read in conjunction with Item 3 "Selected Financial Data" and the Company's audited Consolidated Financial Statements and Notes thereto included herein.

The Company's principal focus and expertise are to serve major integrated oil companies and other customers that require transportation of crude oil and oil products cargoes. The Company's tanker fleet, which is one of the largest and most modern in the world, consists of 32 owned, part-owned or controlled VLCCs and 28 owned, part-owned or controlled Suezmax tankers, of which 8 are Suezmax OBOs. In addition, the Company has three wholly owned dry bulk carriers. The Company also charters in seven modern VLCCs and one modern Suezmax tanker on medium-term charters and four modern VLCCs on short-term charters. At May 31, 2003, the Company also has one newbuilding contract and has a purchase option to acquire one VLCC tanker.

In 2002, the Company took delivery of five wholly-owned newbuilding double-hull VLCCs and two newbuilding double-hulled VLCCs in which the Company has a 33.33 per cent interest. In addition, the Company acquired five dry bulk carriers that it had previously chartered in under capital leases; these dry bulk carriers were subsequently sold in 2002. In 2002 the Company sold a portion of its dry bulk operations. These disposals have been recorded as discontinued operations in 2002 and the consolidated statements of operations for the years ended December 31, 2001 and 2000 have been restated in accordance with the requirements of Statement of Financial Accounting Standard No. 144.

In 2002, the Company also sold one VLCC to a German KG structure and leased this vessel back on a charter for a period of eight years with the option on the buyer's side to extend the charter for a further three years followed by a further two years. The charter provides that the Company has the option to acquire the relevant vessel at certain dates in the future and gives the buyer the option to sell the vessel to the Company in 2014. This sale and leaseback transaction has been accounted for as a capital lease and the vessel and associated lease liability has been recognised on the Company's balance sheet.

In 2001, the Company took delivery of two wholly-owned Suezmax newbuildings, and three new double-hulled VLCCs in which the Company has a 33.33 per cent interest. In 2001, the Company also took delivery of four 1999 and 2000 built VLCCs on which had it had purchase options. In addition, through its acquisition of Mosvold, it acquired two mid 1970s built VLCCs and three newbuilding contracts for VLCCs. The two mid-1970s built VLCCs have subsequently been sold by the Company. The first two newbuildings were delivered in January and October 2002, respectively and the third is due for delivery in July 2003.

In 2001, the Company sold two 1993-built VLCCs and a 2000 built Suezmax tanker. The Company also sold three VLCCs to German KG structures and leased these vessels back on charters each for a period of eight years with the option on the buyer's side to extend the charter for a further three years followed by a further two years. Each charter provides that the Company has the option to acquire the relevant vessels at certain dates in the future and gives the buyer the option to sell the vessel to the Company in 2014. These sale and leaseback transactions have been accounted for as capital leases and the vessels and associated lease liabilities have been recognised on the Company's balance sheet.

The Company's vessels are operated under either time charters, bareboat charters, voyage charters or COAs. A time charter is a contract for the use of a vessel for a specific period of time. A voyage charter is a contract for the use of a vessel for a specific voyage. Under a time charter, the charterer pays substantially all of the vessel voyage costs. Under a bareboat charter the charterer pays substantially all of the vessel voyage and operating costs. Under a voyage charter, the vessel owner pays such costs. Vessel voyage costs are primarily fuel and port charges. Accordingly, for equivalent profitability, charter income under a voyage charter would be greater than that under a time charter to take account of the owner's payment of the vessel voyage costs. However, net operating revenues would be equal. In order to compare vessels trading under different types of charters, it is standard industry practice to measure the revenue performance of a vessel in terms of average daily time charter equivalent earnings, or TCEs. For voyage charters, this is calculated by dividing net operating revenues by the number of days on charter. Days spent offhire are excluded from this calculation.

In December 1999, Frontline entered into an agreement with five other shipowners, A.P. Moller, Euronav Luxembourg SA, Osprey Maritime Ltd., Overseas Shipholding Group Inc. and Reederei "Nord" Klaus E. Oldendorff to establish a Marshall Islands corporation, Tankers International LLC ("Tankers"), to operate a pool of their respective VLCC fleets. Tankers mainly employs ships in the spot market, although it also from time to time enters into COAs and time charters. Revenues to each shipowner who participates in Tankers are calculated on the basis of the pool's total earnings and the tonnage committed to Tankers by the shipowner. In July 2002, the Company withdrew from Tankers and only the VLCCs in certain of the joint ventures to which the Company is a party, remain in the pool.

In 1998, in order to increase the Company's market share in the Suezmax trades and increase trading flexibility, the Company and OMI Corporation, a major international shipping company, combined Suezmax tanker fleets for commercial purposes and created Alliance Chartering LLC, or Alliance. Alliance currently markets 41 Suezmax tankers. Alliance mainly employs ships in the spot market, although it also from time to time enters into COAs and time charters. Revenues to each shipowner who participates in Alliance are based on the actual earnings from the ships contributed into Alliance by the shipowner.

Market Overview

The tanker industry is highly cyclical, experiencing volatility in profitability, vessel values and freight rates. In particular, freight and charter rates are strongly influenced by the supply of tanker vessels and the demand for oil transportation.

The charter rates for tankers started to decline in the second half of 2001 as a result of a general slowdown in the global economy and as a result of OPEC's decision to cut production levels in order to maintain oil prices in the OPEC band of $22 to $28 per barrel. The negative trend continued into 2002 and rates remained low through a large part of the year. The tanker market showed no improvement in 2002 until the beginning of fourth quarter when a seasonal increase in demand and a requirement for restocking enticed OPEC countries to increase production. The strike in Venezuela in December 2002, resulted in the loss of short-haul oil to the United States and this lost production needed to be replaced from more distant suppliers. Rates ended the year at above $50,000 per day for Suezmaxes and approximately $100,000 per day for VLCCs. Despite the rate improvement in the last quarter, average time charter equivalent spot earnings in the general tanker market for the entire year for Suezmaxes were approximately $20,000 per day compared with just over $30,000 per day in 2001 and for VLCCs were approximately $22,000 per day compared with $34,000 per day in 2001. The weak market in 2001 and 2002 resulted in the scrapping, conversion or total loss of 48 elderly Suezmaxes and 78 VLCCs in that two year period.

The following table sets out the daily TCEs earned by the Company's tanker fleet over the last five years:

                                    2002      2001      2000      1999      1998
(in $ per day)
VLCC                              22,500    40,800    46,300    20,000    31,800
Suezmax                           18,400    30,700    35,500    16,700    22,400
Suezmax OBO                       17,700    28,900    33,300    16,800    21,800

The Company's fleet of dry bulk carriers are all fixed on medium to long-term bareboat or time charters. These arrangements provide sufficient cash flows to cover the debt service on this fleet.

Inflation

Although inflation has had a moderate impact on operating expenses, drydocking expenses and corporate overheads, management does not consider inflation to be a significant risk to direct costs in the current and foreseeable economic environment. In addition, in a shipping downturn, costs subject to inflation can usually be controlled because shipping companies typically monitor costs to preserve liquidity and encourage suppliers and service providers to lower rates and prices. It is expected that insurance costs, which have risen considerably in 2002, will continue to increase in the next few years. However, the Company expects to be protected against the full impact of such increases due to the fact that it has fixed certain parts of its premium for multiple years. In the event that inflation becomes a significant factor in the world economy, inflationary pressures could result in increased operating and financing costs.

Change in Accounting Policies

In 2001, the Company changed its accounting policy for drydockings. Prior to 2001, provisions for future drydockings were accrued and charged to expense on a pro-rata basis over the period to the next scheduled drydockings. Since January 1, 2001 the Company has recognised the cost of a drydocking at the time the drydocking takes place, that is it applies the "expense as incurred" method. The expense as incurred method is considered by management to be a more reliable method of recognising drydocking costs as it eliminates the uncertainty associated with estimating the cost and timing of future drydockings. The cumulative effect of this change in accounting principle is shown separately in the consolidated statements of operations for the year ended December 31, 2001 and resulted in a credit to income of $31.5 million in 2001. The cumulative effect of this change as of January 1, 2001 on the Company's consolidated balance sheet was to reduce total liabilities by $32.3 million. Assuming the "expense as incurred" method had been applied retroactively, the pro forma income before cumulative effect of change in accounting principle for 2000 and 1999 would have been increased by $6.3 million and $7.0 million, or $0.09 and $0.14 per basic and diluted share, respectively.

In June 2001, the FASB approved SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS No. 142 applies to all acquired intangible assets whether acquired singly, as part of a group, or in a business combination. SFAS No. 142 superseded APB Opinion No. 17, "Intangible Assets". This statement is effective for fiscal years beginning after December 15, 2001. SFAS No. 142 requires that goodwill and indefinite lived intangible assets will no longer be amortized but will be reviewed annually for impairment. Intangible assets that are not deemed to have an indefinite life will continue to be amortised over their useful lives. At December 31, 2001, the Company had unamortised goodwill of $14.1 million. The Company adopted SFAS 142 effective January 1, 2002 and recorded an impairment charge of $14.1 million for the unamortised goodwill on that date that is shown separately in the consolidated statement of operations as a cumulative effect of change in accounting principle. The valuation of the fair value of the reporting unit used to assess the recoverability of goodwill was a combination of independent third party valuations and the quoted market price.

As of January 1, 2001, the Company adopted Statement of Financial Accounting Standard ("SFAS") No. 133, "Accounting for Derivatives and Hedging Activities" ("SFAS 133"). Certain hedge relationships met the hedge criteria prior to SFAS 133, but do not meet the criteria for hedge accounting under SFAS 133. The Company adopted SFAS 133 in the first quarter of fiscal year 2001 and upon initial adoption recognised the fair value of its derivatives as assets of $0.4 million and liabilities of $0.6 million. A gain of $0.3 million was recognised in income and a charge of $0.5 million made to other comprehensive income. On January 1, 2002, the Company discontinued hedge accounting for two interest rate swaps previously accounted for as cash flow hedges. This resulted in a balance of $4.1 million being frozen in accumulated other comprehensive income as at that date and this will be reclassified to the income statement over the life of the underlying instrument.

Recently Issued Accounting Standards

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

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 nullifies Emerging Issues Task Force Issue No. 94-3 and requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. This statement also establishes that fair value is the objective for initial measurement of the liability. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. Management does not expect that the adoption of SFAS No. 146 will have a material effect on the Company's results of operations or financial position.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure an amendment of FASB Statement No. 123". This Statement amends FASB Statement No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. This Statement also amends the disclosure provisions of FASB Statement No. 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. This Statement also amends APB Opinion No. 28, "Interim Financial Reporting", to require disclosure about those effects in interim financial statements. This statement is effective for fiscal years ending after December 15, 2002 and interim periods beginning after December 15, 2002. The Company does not expect the adoption of SFAS No. 148 to have a material effect on the Company's results of operations or financial position.

In November 2002, the FASB issued Interpretation 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. The Interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under the guarantee and must disclose that information in its interim and annual financial statements. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations does not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The Company is currently evaluating the impact of Interpretation 45 on the Company's results of operations and financial position.

In January 2003, the FASB issued Interpretation 46, Consolidation of Variable Interest Entities. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Company has a number of arrangements which may be variable interest entities under the provisions of FIN 46. The company has entered into agreements to lease certain vessels. These five VLCCs are held by special purpose entities, which were established and are owned by independent third parties who provide financing through debt and equity participation. These leases are accounted for as operating leases, and the lease payments are charged to operating income. Under current accounting principles generally accepted in the United States, the assets and the related obligations are excluded from the consolidated balance sheet, and the special purpose entities are not consolidated. At December 31, 2002, the original cost to the lessor of the assets under such arrangements was approximately $360 million. Certain of these leases contain residual value guarantees that give the third party owners the option to put the vessel to the company. The price of these put options are significantly lower than the expected market value of the vessels on the exercise date however under FIN 46, certain conditions exist which may indicate these entities are variable interest entities. At December 31, 2002, the company's residual value guarantees associated with these leases, which represent the maximum exposure to loss, are $56.8 million. The Company has both an obligation and an option to purchase the VLCC Oscilla on expiry of a five-year time charter, which commenced in March 2000. Oscilla is owned and operated by an unrelated entity. If the Company has exercised its option at December 31, 2002, the cost to the Company of the Oscilla would have been approximately $57 million and the maximum exposure to loss is $18.6 million. On July 1, 2003, the Company's subsidiary Golden Ocean Group Limited, purchased a call option to acquire all of the shares of Independent Tankers Corporation ("ITC") from Hemen Holding Ltd, a related party, for a total consideration of $4.0 million plus 4 per cent interest per year. ITC operates a total of six VLCCs and four Suezmax tankers, which are on long-term charters to BP and Chevron. Golden Ocean paid $10.0 million for the option, which expires on July 1, 2010. The total book value of ITC's consolidated assets at December 31, 2002 was approximately $960 million and the Company's maximum exposure to loss is $10 million. The Company is in the process of making the determination as to whether the aforementioned arrangements are variable interest entities.

Critical Accounting Policies

The preparation of the Company's financial statements in accordance with accounting principles generally accepted in the United States requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The following is a discussion of the accounting policies applied by the Company that are considered to involve a higher degree of judgement in their application. See Note 2 to the Company's audited Consolidated Financial Statements included herein for details of all of the Company's material accounting policies.

Revenue Recognition

Revenues are generated from freight billings, time charter and bareboat charter hires. Time charter and bareboat charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter the revenues and associated voyage costs are recognised rateably over the estimated duration of the voyage. The operating results of voyages in progress at a reporting date are estimated and recognised pro-rata on a per day basis. Probable losses on voyages are provided for in full at the time such losses can be estimated. Amounts receivable or payable arising from profit sharing arrangements are accrued based on the estimated results of the voyage recorded as at the reporting date.

The operating revenues and voyage expenses of the vessels operating in the Tankers pool, and certain other pool arrangements, are pooled and net operating revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula. The same revenue and expenses principles stated above are applied in determining the pool's net operating revenues.

Vessels and Depreciation

The cost of the Company's vessels is depreciated on a straight-line basis over the vessels' remaining economic useful lives. Management estimates the useful life of the Company's vessels to be 25 years. This is a common life expectancy applied in the shipping industry. With effect from April 2001, the IMO implemented new regulations that result in the accelerated phase-out of single hull vessels. As a result of this, the Company has re-evaluated the estimated useful life of its single hull vessels and determined this to be either 25 years or the vessel's anniversary date in 2017, whichever comes first. As a result, the estimated useful lives of six of the Company's vessels were reduced in the fourth quarter of 2001. If the estimated economic useful life is incorrect, or circumstances change such that the estimated economic useful life has to be revised, an impairment loss could result in future periods.

The vessels held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In assessing the recoverability of the vessels' carrying amounts, the Company must make assumptions regarding estimated future cash flows. These assumptions include assumptions about the spot market rates for vessels, the operating costs of our vessels and the estimated economic useful life of our vessels. In making these assumptions the Company refers to historical trends and performance as well as any known future factors. Factors we consider important which could effect recoverability and trigger impairment include significant underperformance relative to expected operating results, new regulations that change the estimated useful economic lives of our vessels and significant negative industry or economic trends.

Results of Operations

Year ended December 31, 2002 compared with the year ended December 31, 2001 Total net operating revenues decreased by 34 per cent to $416.5 million in 2002 compared with $628.2 million in 2001. In 2002, the Company took delivery of five wholly-owned double-hulled VLCCs and two double-hulled VLCCs in which the Company has a 33.33 per cent interest. In addition, the Company sold five dry bulk carriers and sold its 50 per cent interest in two joint ventures, each owning a dry bulk carrier. However, the decrease in net operating revenues primarily reflects the significantly weaker tanker market experienced in 2002. The annual average daily TCEs earned by the Company's VLCCs, Suezmax tankers, and Suezmax OBO carriers for 2002 year were $22,500, $18,400 and $17,700, respectively, compared with $40,800, $30,700 and $28,900, respectively in 2001.

Vessel operating expenses, which include drydocking costs, decreased six per cent to $109.3 million from $116.3 million in 2001. This decrease is a result of a cost saving exercise in 2002. The average daily operating costs, including drydockings, of the Company's VLCCs, Suezmax tankers and Suezmax OBO carriers was $6,300, $5,600 and $5,700 respectively compared with $6,300, $5,700 and $9,000 in 2001. In 2001, 12 of our vessels drydocked compared with 15 in 2002.

Charterhire expenses increased to $60.6 million in 2002 from $41.9 million in 2001, principally due to the inclusion in the second half of the year of four additional vessels on short-term charters from BP Shipping Ltd., the shipping arm of BP Plc.

Administrative expenses decreased two per cent to $12.8 million in 2002 from $13.0 million in 2001. Administrative expenses are reported net of fee income of $3.6 million and $3.2 million for 2002 and 2001, respectively. Included in fee income was $0.8 million and $0.5 million received from related parties for 2002 and 2001, respectively. In 2001, the Company recorded a non-cash charge of $1.2 million in connection with employee stock options. In 2002, this charge was reduced to $0.5 million. Offsetting this reduction were increased administrative expenses due to an increase in the number of employees.

Depreciation and amortisation increased 17 per cent from $117.2 million in 2001 to $136.9 million in 2002. The increase relates to the acquisition of five new vessels in 2002 and the impact for a full year of the reduced expected useful life for six of the Company's vessels following the implementation of IMO regulations in 2001.

Net interest expense for 2002 was $58.3 million, a decrease of 24 per cent compared with $77.0 million in 2001. Interest income was unchanged at $13.0 million for both 2001and 2002. Interest expense decreased from $90.0 million in 2001 to $71.3 million in 2002. At December 31, 2002 the Company had $1,424.9 million of floating rate debt and the decrease in the interest expense reflects the benefit of lower interest rates throughout 2002.

The share in result of associated companies decreased from earnings of $22.3 million in 2001 to a loss of $10.7 million in 2002. Certain of the associated companies in which the Company has investments, have Yen denominated long-term debt. In 2002 the loss is due to a combination of lower revenues and the Yen strengthened against the U.S. Dollar with the resulting unrealised foreign exchange loss included within the share in results of associated companies.

The Company incurred a foreign currency exchange loss of $10.9 million in 2002 compared with a gain of $15.5 million in 2001, as a result of the strengthening of the Yen against the US Dollar from 131.14 at December 31, 2001 to 118.54 at December 31, 2002. At December 31, 2002, the Company has Yen debt (including Yen denominated capital leases) of Yen 13.1 billion, compared with Yen 25.7 billion at December 31, 2001.

The charge for other financial items increased from $5.7 million in 2001 to $8.6 million in 2002. In both years, other financial items consists primarily of market value adjustment on derivatives following the adoption of SFAS No. 133 on January 1, 2001. In September 2001 the Company established a twelve month facility for a Stock Indexed Total Return Swap Programme or Equity Swap Line with the Bank of Nova Scotia, or BNS, whereby the latter acquires shares in the Company, and the Company carries the risk of fluctuations in the share price of those acquired shares. In 2001 the mark to market valuation of the Equity Swap Line resulted in a credit to income of $4.4 million. This was offset by a charge of $9.8 million in connection with the market value adjustments on interest rates swaps. In 2002 the Company incurred a $4.0 million charge relating to the market value adjustment on the Company's Equity Swap Line and a $3.0 million charge relating to the market value adjustments for interest rate swaps.

Net income from continuing operations before income taxes and before the cumulative effect of change in accounting principle was $7.2 million in 2002 compared with $330.6 million in 2001. In 2002, the Company sold a portion of its dry bulk operations and these disposals have been recorded as a charge of $1.9 million for discontinued operations.

The Company adopted FAS 142 effective January 1, 2002 and recognised an impairment loss on goodwill of $14.1 million that is shown separately in the consolidated statement of operations as a cumulative effect of change in accounting principle. Net income for 2002 before the cumulative effect of change in accounting principle was $5.2 million and earnings per share were $0.07.

Year ended  December  31, 2001  compared  with the year ended  December 31, 2000
Total net operating revenues increased by five per cent to $628.2 million in 2001 compared with $595.4 million 2000. This reflects an increase due to a full years contribution in 2001 from the vessels acquired through the purchase of Golden Ocean. In 2000, Golden Ocean was only consolidated with effect from October 2000. Offsetting the increase due to the expanded fleet, was a decrease due to lower average earnings in the tanker market. The annual average daily TCEs earned by the VLCCs, Suezmax tankers, and Suexmaz OBO carriers trading in the spot market were $40,800, $30,700 and $28,900 in 2001 respectively, compared with $46,300, $35,500 and $33,300 in 2000.

Vessel operating expenses, which include drydocking costs, increased 34 per cent to $116.3 million from $86.8 million in 2000. This increase is explained by the inclusion of Golden Ocean for the full year in 2001. The average daily operating costs, including drydockings, of the Company's VLCCs, Suezmax tankers and Suezmax OBO carriers was $6,300, $5,700 and $9,000 respectively compared with $6,900, $5,500 and $6,200 in 2000. The increase in daily operating costs for the Suezmax OBO carriers in 2001 is due to seven of the eight vessels being dry docked during 2001. Fluctuations in the other vessel size operating expenses are within expected ranges.

Charterhire expenses increased to $41.9 million in 2001 from $34.4 million in 2000, again due to the inclusion of vessels acquired through the purchase of Golden Ocean for the full year in 2001.

Administrative expenses have increased 39 per cent to $13.0 million in 2001 from $9.3 million in 2000. This reflects an increase in the number of employees, general corporate activity and also a $1.2 million non-cash charge in connection with employee stock options.

Depreciation and amortisation increased 28 per cent from $91.8 million in 2000 to $117.2 million in 2001. The increase relates to the acquisition of new vessels and the inclusion of Golden Ocean for the full year in 2001. The implementation of IMO regulations reduced the expected useful life for six of the Company's vessels, which resulted in increased depreciation of $0.5 million in 2001 for those vessels.

Net interest expense for 2001 was $77.0 million compared with $88.8 million in 2000, a decrease of 13 per cent. This decrease reflects the benefit of lower interest expense on debt as interest rates fell during 2001 and increased interest income arising from higher average cash balance. The Company had total long-term debt outstanding of $1,391.2 million at December 31, 2001, compared with $1,544.1 million at December 31, 2000. In addition the Company had a total amount of $300.8 million of obligations under capital leases at December 31, 2001, compared with $109.8 million at December 31, 2000.

The share in result of associated companies increased 74 per cent from $12.8 million in 2000 to $22.3 million due to the inclusion of the associated companies acquired as part of Golden Ocean for the full year in 2001. Certain of the associated companies in which the Company has investments, have Yen denominated long-term debt. In 2001, the Yen weakened against the U.S. Dollar and the resulting unrealised foreign exchange gain is included within the share in results of associated companies.

The increase in the foreign exchange gain from $7.9 million in 2000 to $15.5 million in 2001 also reflects the weakening of the Yen and the $15.5 million represents the unrealised gain in subsidiaries that have Yen denominated long-term debt.

The charge for other financial items increased from $0.2 million in 2000 to $5.7 million in 2001 that is attributable to the market value adjustment on derivatives following the adoption of SFAS No. 133 on January 1, 2001. In 2001 the Company has incurred a charge of $9.8 million in connection with the market value adjustments on interest rates swaps and a credit to income of $4.4 million for the mark to market valuation of the Equity Swap Line.

Net income from continuing operations before income taxes and before the cumulative effect of change in accounting principle was $330.6 million in 2001 compared with $306.0 million in 2000. The net result of discontinued operations was net income of $21.1 million in 2001 compared with $8.0 million in 2000.

In 2001, the Company changed its accounting policy for drydockings. Prior to 2001, provisions for future drydockings have been accrued and charged to expense on a pro-rata basis over the period to the next scheduled drydockings. Effective January 1, 2001 the Company recognised the cost of a drydocking at the time the drydocking takes place, that is, we apply the "expense as incurred" method. The expense as incurred method is considered by management to be a more reliable method of recognising drydocking costs as it eliminates the uncertainty associated with estimating the cost and timing of future drydockings. The cumulative effect of this change in accounting principle resulted in a credit to income of $31.5 million in 2001. The cumulative effect of this change as of January 1, 2001 on the Company's consolidated balance sheet was to reduce total liabilities by $32.3 million.

Liquidity and Capital Resources

The Company operates in a capital intensive industry and has historically financed its purchase of tankers and other capital expenditures through a combination of cash generated from operations, equity capital and borrowings from commercial banks. The liquidity requirements of the Company relate to servicing its debt, funding the equity portion of investments in vessels, funding working capital requirements and maintaining cash reserves against fluctuations in operating cash flows. Revenues from time charters and bareboat charters are received monthly or fortnightly in advance while revenues from voyage charters are received upon completion of the voyage.

The Company's funding and treasury activities are conducted within corporate policies to maximise investment returns while maintaining appropriate liquidity for the Company's requirements. Cash and cash equivalents are held primarily in U.S. dollars with some balances held in Japanese Yen, British Pound and Norwegian Kroner.

As of December 31, 2002, 2001 and 2000, the Company had cash and cash equivalents of $92.1 million, $178.2 million and $103.5 million, respectively. The Company generated cash from operations of $142.0 million in 2002, compared with $477.6 million in 2001 and $271.6 million in 2000. Net cash used in investing activities in 2002 was $222.9 million compared with $103.8 million in 2001. In 2000 the Company used net cash in investing activities of $509.0 million. In 2002 investing activities consisted primarily of $376.8 million paid for vessel acquisitions and $21.8 million investment in associated companies.
The latter related principally to joint ventures through which the Company acquired one third interests in two vessels. Offsetting these invested amounts was proceeds of $177.9 million arising on the sale of assets. In 2002 the
Company sold five 1997-1999 built dry bulk carriers and its 50 per cent interests in two joint ventures, each owning a 1998-built dry bulk carrier. The Company also sold one VLCC to a German KG structure and leased the vessel back on charter for a period of eight years with the option on the buyer's side to extend the charter for a further three years followed by a further two years. In 2001, investing activities consisted primarily of payments for vessel acquisitions, totalling $386.1 million, $64.7 million to acquire Mosvold and $60.0 million investment in associated companies. The latter related principally to joint ventures through which the Company acquired one-third interests in five vessels and 50.1 per cent interest in two vessels. Offsetting these invested amounts was proceeds of $400.1 million arising on the sale of assets. In 2001 the Company sold two 1993-built VLCCs and a 2000 built Suezmax tanker. In 2001, the Company sold three VLCCs to German KG structures and leased these vessels back on charters each for a period of eight years with the option on the buyer's side to extend the charter for a further three years followed by a further two years. In 2000, investing activities consisted primarily of payments for vessel acquisitions, totalling $436.0 million, the investment in Golden Ocean and the investment of $38.6 million in debt of companies connected with Golden Ocean.

In the Company's opinion, working capital is sufficient for the Company's present requirements.

Cash used in financing activities was $5.2 million in 2002 compared with cash used in financing activities of $299.2 million in 2001 and cash provided by financing activities of $275.4 million in 2000. In 2002 there was $341.9 million in principal repayments, $24.7 million payment for capital lease obligations, $19.1 million paid as dividends and $383.8 million proceeds from long-term debt. In 2001 there was $460.7 million in principal repayments, $10.3 million payment for capital lease obligations, $115.2 million paid as dividends, $44.8 million for the repurchase of the Company's shares, $8.5 million from the issuance of new equity and $324.9 million proceeds from long-term debt. At December 31, 1999 the Company had outstanding a specific loan of $54.0 million from Metrogas Holdings, or Metrogas, a company related to the Company's Chairman. In 2000 proceeds from long-term debt were $384.7 million, repayments of debt were $209.7 million, of which $24 million related to repayment of the amount outstanding on the Metrogas Loan and the balance related to traditional bank financing of vessels. The Company generated $104.6 million in 2000 through private placements of its equity and through the exercise of warrants.

The Company had total long-term debt outstanding of $1,445.5 million at December 31, 2002 compared with $1,392.0 million at December 31, 2001. At December 31, 2002 $11.5 million of this debt was at a fixed rate of 8 per cent (2001 - $31.5 million). The Company is exposed to various market risks, including interest rates and foreign currency fluctuations. The Company uses interest rate swaps to manage interest rate risk. As at December 31, 2002 the Company's interest rate swap arrangements effectively fix the Company's interest rate exposure on $352.7 million of floating rate debt (2001 - $362.8 million). The interest rate swap agreements expire between February 2003 and August 2008.

The Company has entered into forward freight agreements for trading purposes in order to manage its exposure to the risk of movements in the spot market for certain trade routes and, to some extent, speculative purposes. Market risk exists to the extent that spot market fluctuations may have a negative effect on the Company's cash flows and consolidated statements of operations. See Item 11. "Quantitative and Qualitative Disclosures about Market Risk".

In February 2002 and July 2002 the Company acquired a 33 per cent interest in each of two joint ventures, each of which acquired a 2002-built VLCC for approximately $78.5 million. At the same time, $52.5 million bank financing was secured for each of the joint ventures.

In 2002 the Company took delivery of five vessels, Front Eagle, Front Serenade, Front Stratus, Front Page and Front Falcon. In January 2002, the Company obtained bank financing for Front Eagle, for a total amount of $50 million. In March 2002 the Company obtained bank financing for a total sum of $170 million for the Front Serenade, Front Straus and Front Falcon. In August 2002 the Company obtained bank financing for a total sum of $50 million for Front Page.

In February 2001 the Company acquired a 50.1 per cent interest in each of two joint ventures, each of which acquired a 1993-built VLCC for approximately $53.0 million. At the same time, $70 million financing was secured for these joint ventures.

In 2001 the Company took delivery of four vessels that it had acquired through the exercise of purchase options; Front Commerce, Front Commodore, Front Comanche and Opalia. In April 2001, the Company obtained bank financing for Front Commerce and Front Commodore, for a total amount of $110 million. In May 2001 the Company obtained bank financing for a total sum of $59 million for the Front Comanche and in July 2001 obtained bank financing for a total sum of $50 million for Opalia.

In August 2001, bank financing of $75.0 million was secured for the delivery of the two newbuilding Suezmax tankers, Front Melody and Front Symphony.

During 2000, 2001 and 2002, the Company issued equity in a number of transactions. In February 2000, the Company issued 3,500,000 ordinary shares in a private placement at NOK 57.50 per share to raise approximately $24 million in equity. At the same time $30 million of the Metrogas Loan was converted to equity through the issuance of 4,350,000 ordinary shares at NOK 57.50 per share, leaving $24 million plus interest outstanding. The outstanding balance on the Metrogas Loan was repaid in full in August 2000.

In March 2000, the Company issued 2,957,500 ordinary shares at NOK 90.00 per share to finance part of the acquisition of two VLCCs from Wilh. Wilhelmsen ASA. In May 2000, the Company issued 3,000,000 ordinary shares at $10.15 per share in a private placement to raise approximately $30 million in equity. The proceeds of the issue were used to part finance the acquisition of a newbuilding VLCC, Front Tina. In June, 2000, the Company raised approximately $46.8 million through the issuance of 4,000,000 ordinary shares at a price of NOK 104.50 per share in a private placement to a group of international institutional investors. The proceeds from these equity issues have been used for specific vessel acquisitions and general corporate working capital requirements.

In 2000, the Company issued 124,558 ordinary shares pursuant to subscriptions under warrants that could be exercised at any time up to December 31, 2003 and issued a total of 8,211 ordinary shares pursuant to subscriptions under warrants that could be exercised at any time up to May 11, 2001. During 2001, the Company issued 129,500 shares in connection with the exercise of employee share options and issued 416,555 ordinary shares pursuant to subscriptions under warrants that could be exercised at any time up to May 11, 2001. During 2002, the Company issued 59,000 shares in connection with the exercise of employee share options.

In September 2000, the Company bought back and cancelled 430,000 of its ordinary shares at NOK 39.45 per share. These shares were related to an option the Company secured in connection with issuing 1,910,000 shares as part consideration for a Suezmax newbuilding contract. Further, in 2000 and 2001, the Company bought back and cancelled a total of another 1,719,845 and 2,207,300 of its ordinary shares, respectively, in a number of separate market transactions. The total consideration paid was NOK 200 million and NOK 295 million in 2000 and 2001, respectively (equivalent to $21.9 million and $32.8 million converted at the rates on the transaction dates).

As of December 31, 2002, 2001 and 2000, the Company complied with the debt covenants of its various debt agreements. The acquisition of Golden Ocean was conducted so that the loans held by Golden Ocean's subsidiaries were non-recourse to Frontline. This implies that any guarantees on behalf of a Golden Ocean subsidiary were issued only by either Golden Ocean and or other
Golden Ocean subsidiaries. Frontline's exposure to Golden Ocean is therefore limited to $15 million injected as equity, a $50 million term loan and a $10 million revolving credit facility provided by Frontline to Golden Ocean. As of December 31, 2002 the amounts outstanding under the term loan and revolving credit facility were $nil and $nil, respectively.

At December 31, 2001, a 100 per cent owned subsidiary of Golden Ocean, Golden Stream Corporation, was party to a loan agreement with Griffin Shipping Inc., or Griffin. The amount outstanding under this loan agreement was $48.1 million, which was fully repayable on March 30, 2002. Golden Stream Corporation failed to repay the loan on the due date. This situation gave rise to substantial doubt as to the ability of Golden Ocean to continue to operate as a going concern as at December 31, 2001. Griffin did not declare a default under the loan agreement and in the fourth quarter of 2002, a satisfactory agreement was reached with
Griffin, Golden Stream Corporation was restructured and the vessel was refinanced. As a result of the restructuring and refinancing, Golden Stream Corporation is owned in a non-recourse subsidiary where Frontline has guaranteed, and partly provided, the first $28 million of debt.

The Company has guaranteed the yen and dollar long-term borrowings of associated companies for amounts of $176.4 million, including (Y)14.3 billion, which is equivalent to $121.0 million at December 31, 2002.

In 2001, the Company received an adverse decision from the Swedish Administrative Court of Appeal with respect to a tax dispute with the Swedish tax authorities relating to ICB. The dispute arises from a limited partnership in which ICB invested, and which sold a vessel on the exercise of a purchase option by a third party in 1990. The Swedish tax authorities assessed an "exit" tax on ICB and the other members of the limited partnership and also sought to tax ICB and the other members for income earned by the partnership. ICB has contested these assessments. The Swedish Administrative Court of Appeal upheld a decision by a County Administrative Court finding ICB liable for these assessments. Including accrued interest, the taxes found due by the court total approximately SEK 93 million, or $10.6 million at the exchange rate prevailing at December 31, 2002. ICB is appealing this judgement.

Contractual Commitments

Through  the  purchase  of Mosvold  Shipping  Limited in May 2001,  the  Company
acquired three VLCC newbuilding contracts. The first two of the newbuildings were delivered in 2002 and at December 31, 2002 the Company had a non-cancellable contract for the construction of the remaining one newbuilding tanker, scheduled for delivery in July 2003. The total contract price for this newbuilding is $74.2 million. At December 31, 2002, the Company had paid contractual instalments of $14.8 million and is committed to make further instalments of $59.4 million, of which it is estimated approximately $12 million will be financed from working capital. Bank financing has been arranged for this vessel.

At December 31 2002, the Company had outstanding debt of $1,445.5 million which is repayable as follows:

     Year ending December 31,
     (in thousands of $)
     2003                                                          167,807
     2004                                                          169,529
     2005                                                          266,080
     2006                                                          312,142
     2007                                                          134,871
     2008 and later                                                395,043
     ----------------------------------------------------------------------
     Total debt                                                  1,445,472
     ======================================================================

At December 31 2002, the Company had eight vessels that were sold by the Company at various times during the period from November 1999 to December 31, 2002, and leased back on charters that range for periods of eight to ten years with options on the lessors' side to extend the charters for periods that range up to five years. Four of these vessels are accounted for as operating leases and four as capital leases a discussed below. The Company has purchase options at certain specified dates and the lessor has options to put the vessels to the Company at the end of the lease terms for all of these eight vessels. The total amount that the Company would be required to pay under these put options with respect to the operating leases is $56.8 million.

At December 31 2002, the outstanding obligations for the four vessels under capital leases are payable as follows:

     Year ending December 31,
     (in thousands of $)
     2003                                                           33,359
     2004                                                           33,576
     2005                                                           34,479
     2006                                                           35,078
     2007                                                           35,077
     2008 and later                                                248,150
     ---------------------------------------------------------------------
     Minimum lease payments                                        419,719
     ---------------------------------------------------------------------
     Less imputed interest                                        (147,028)
     ---------------------------------------------------------------------
     Present value of obligations under capital leases             272,691
     =====================================================================

Off-Balance Sheet Financing

In 1998 and 1999, the Company entered into a total of three sale and leaseback transactions with German KG structures. In addition, one of the vessels obtained through the acquisition of Golden Ocean was also sold and leased back prior to the Company's acquisition of Golden Ocean. The minimum terms of these leases range up to eight years. The leases of these vessels are being accounted for as operating leases. The Company has also entered into short-term charters for four VLCCs, each for a period of approximately one year. The future minimum rental payments under the Company's non-cancellable operating leases, are as follows:

     Year ending December 31,
     (in thousands of $)
     2003                                                          66,639
     2004                                                          36,400
     2005                                                          36,958
     2006                                                          37,058
     2007                                                          18,551
     2008 and later                                                    --
     --------------------------------------------------------------------
     Total minimum lease payments                                 195,606
     ====================================================================

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   DIRECTORS AND SENIOR MANAGEMENT

Information concerning each director and executive officer of the Company is set forth below.

Name                     Age   Position

John Fredriksen           59   Chairman, Chief Executive Officer, President and
                               Director
Tor Olav Troim            40   Vice-President and Director
A. Shaun Morris           43   Director
Tammy Richardson          31   Director
Kate Blankenship          38   Chief Accounting Officer and Company Secretary
Ola Lorentzon             53   Managing Director of Frontline Management
Tom E. Jebsen             45   Chief Financial Officer of Frontline Management
Jon Christian Syvertsen   41   Deputy Managing Director of Frontline Management
Oscar Spieler             42   Technical Director of Frontline Management

Certain biographical information about each of the directors and executive officers of the Company is set forth below.

John Fredriksen has been the Chairman of the Board, Chief Executive Officer, President and a director of the Company since November 3, 1997. He was previously the Chairman and Chief Executive Officer of Old Frontline. Mr.
Fredriksen has served for over eight years as a director of Seatankers Management Co. Ltd. ("Seatankers"), a ship operating company and an affiliate of the Company's principal shareholder. Mr. Fredriksen indirectly controls Hemen. Mr. Fredriksen is a director of Golar LNG Limited, a Bermuda company listed on the Oslo Stock Exchange and the NASDAQ National Market, which is indirectly controlled by Mr. Fredriksen.

Tor Olav Troim has been Vice-President and a director of the Company since November 3, 1997. He previously served as Deputy Chairman of Frontline from July 4, 1997, and was a director of Old Frontline from July 1, 1996. Until April, 2000 Mr. Troim was the Chief Executive Officer of Frontline Management, a company which supports the Company in the implementation of decisions made by the Board of Directors. Mr. Troim also serves as a consultant to Seatankers and since May 2000, has been a director and Vice-Chairman of Knightsbridge. He is a director of Aktiv Inkasso ASA and Northern Oil ASA, both Norwegian Oslo Stock Exchange listed companies and Northern Offshore Ltd., a Bermuda company listed on the Oslo Stock Exchange. Prior to his service with Frontline, from January 1992, Mr. Troim served as Managing Director and a member of the Board of Directors of DNO AS, a Norwegian oil company. Mr. Troim has served as a director of Golar LNG Limited since May 2001.

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

Kate Blankenship is Chief Accounting Officer and Secretary of the Company. Mrs. Blankenship joined the Company in 1994. Prior to joining the Company, she was a Manager with KPMG Peat Marwick in Bermuda. She is a member of the Institute of Chartered Accountants in England and Wales. Mrs. Blankenship has been Chief Financial Officer of Knightsbridge since April 2000 and Secretary of Knightsbridge since December 2000.

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

Jon Syvertsen has served as Deputy Managing Director and head of commercial activities of Frontline Management AS since August 2001. From July 2000 until July 2001, Mr. Syvertsen served as Chief Investment Officer of Ulltveit-Moe Gruppen AS, a Norwegian based shipowning and marine equipment producer. From August 1997 until June 2001, Mr. Syvertsen served as Managing director of Umoe Technology Services. Mr Syvertsen has served as Chairman of the Board of Umoe Schat Harding AS , world leader in life boats and cruise tender boats.

Oscar Spieler has served as Technical Director of Frontline Management AS since November 1999. From 1995 until 1999, Mr. Spieler served as Fleet Manager for Bergesen, a major Norwegian gas tanker and VLCC owner. From 1986 to 1995, Mr. Spieler worked with the Norwegian classification society DNV, working both with shipping and offshore assets.

B.   COMPENSATION

During the year ended December 31, 2002, the Company paid to its directors and executive officers (nine persons) aggregate cash compensation of $1,362,655 and an aggregate amount of $163,889 for pension and retirement benefits.

During the year ended December 31, 2002, the Company granted to the Directors and officers options to acquire, in the aggregate 80,000 Ordinary Shares of the Company. These options have an exercise price of $11.75 at March 31, 2003 and expire on June 3, 2007. These options were granted under the Bermuda Employee Share Option Plan described below.

C.   BOARD PRACTICES

In accordance with the Bye-laws of the Company the number of Directors shall be such number not less than two as the Company by Ordinary Resolution may from time to time determine and each Director shall hold office until the next annual general meeting following his election or until his successor is elected. The Company has four Directors. The Board does not have any committees.

The officers of the Company are elected by the Board of Directors as soon as possible following each Annual General Meeting and shall hold office for such period and on such terms as the Board may determine.

There are no service contracts between the Company and any of our Directors providing for benefits upon termination of their employment or service.

D.   EMPLOYEES

As of December 31, 2002, the Company and its subsidiaries employed approximately 40 people in their respective offices in Bermuda and Oslo. The Company contracts with independent ship managers to manage and operate its vessels.

E.   SHARE OWNERSHIP

The beneficial interests of our Directors and officers in the Ordinary Shares of the Company as of June 30, 2003, were as follows:

                                                                Percentage of
                              Ordinary Shares of              Ordinary Shares
Director or Officer                   $2.50 each                  Outstanding
-------------------         --------------------          -------------------
John Fredriksen*                      35,079,053                       45.87%
Tor Olav Troim                           194,934                           **
Tammy Richardson                              --                           --
A. Shaun Morris                               --                           --
Kate Blankenship                          14,000                           **
Ola Lorentzon                                 --                           --
Tom E. Jebsen                             22,057                           **
Jon Christian Syvertsen                       --                           --
Oscar Spieler                             14,000                           **

* Includes Ordinary Shares held by Hemen Holding Ltd. and other companies indirectly controlled by Mr. John Fredriksen.
**   Less than one per cent

Details of share options held by the Company's Directors and officers at June 30, 2003 are set out in the following table:

                      Number of Ordinary         Exercise Price per
Director or Officer   Shares Subject to Option       Ordinary Share    Expiration Date
-------------------   ------------------------   ------------------    ---------------
John Fredriksen                      --                          --                 --
Tor Olav Troim                       --                          --                 --
Tammy Richardson                     --                          --                 --
A. Shaun Morris                      --                          --                 --
Kate Blankenship                  2,000                      $10.92   November 8, 2004
                                  1,000                      $10.58   October 31, 2005
                                  1,000                       $8.83   February 5, 2007
                                  9,000                   NOK 96.33   January 22, 2006
                                 15,000                      $10.70       June 3, 2007
Ola Lorentzon                    40,000                   NOK 35.33     March 15, 2004
                                 18,000                   NOK 96.33   January 22, 2006
                                 20,000                      $10.70       June 3, 2007
Tom E. Jebsen                     7,500                   NOK 96.33   January 22, 2006
                                 15,000                      $10.70       June 3, 2007
Jon Syvertsen                    15,000                      $10.70       June 3, 2007
Oscar Spieler                     9,000                   NOK 96.33   January 22, 2006
                                 15,000                      $10.70       June 3, 2007

At  June  30,  2003  the  Norwegian  Kroner:US  Dollar  exchange  rate  was  NOK
7.2537:$1.00

The options held by the directors and officers have all been granted under the Bermuda Employee Share Option Plan discussed below.

As of June 30, 2003, 470,300 of the authorised and unissued Ordinary Shares were reserved for issue pursuant to subscription under options granted under the Company's share option plans.

The Company maintains a Bermuda Employee Share Option Plan, the Bermuda Plan and a United Kingdom Employee Share Option Plan, the U.K. Plan. Under the terms of the plans, the exercise price for the options may not be less than the average of the fair market value of the underlying shares for the three dealing days before the date of grant. The number of shares granted under the plans may not exceed seven per cent of the issued share capital of the Company. No consideration is payable for the grant of an option. The exercise prices for the options are reduced by any dividends declared after the date of grant.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJOR SHAREHOLDERS

The Company is indirectly controlled by another corporation (see below). The following table presents certain information regarding the current ownership of the Ordinary Shares with respect to (i) each person who is known by the Company to own more than five per cent of the Company's outstanding Ordinary Shares; and
(ii) all directors and officers as a group as of June 30, 2003.

                                                               Ordinary Shares
Owner                                                        Amount     Per cent

Hemen Holding Ltd. and associated companies (1)            35,079,053     47.74%
All Directors and Officers as a group (nine persons) (2)   35,324,044     48.08%

(1) Hemen Holding Ltd. is a Cyprus holding company indirectly controlled by Mr. John Fredriksen, who is the Chairman and Chief Executive Officer of the Company.
(2) Includes Ordinary Shares held by Hemen Holding Ltd. and associated companies indirectly controlled by Mr. John Fredriksen.

At both June 2002 and June 2001 Hemen Holding Ltd. and associated companies held 45.22% of the Company's Ordinary Shares.

The  Company's  major   shareholders  have  the  same  voting  rights  as  other
shareholders of the Company.

As at April 30, 2003, 3,406,409 of the Company's Ordinary Shares were held by 36 holders of record in the United States.

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

In February 2001, the Company acquired newbuilding contracts for the construction and purchase of three VLCC tankers at the Hitachi shipyard in Japan for delivery in 2002 from Seatankers, a company affiliated with Hemen. These contracts were acquired for the original contract price of $72 million each plus $0.5 million per contract. The first two of the newbuildings were delivered in 2002.

In the years ended December 31, 2002 and 2001, Frontline provided services to Seatankers. These services include management support and administrative services including services to a newbuilding project known as the Uljanik Project. In the years ended December 31, 2002 and 2001, the Company has earned management fee income from Seatankers of $253,762 and $277,855, respectively. As at December 31, 2002 and 2001 amounts of $141,359 and $314,923, respectively were due from Seatankers in respect of these fees and for the reimbursement of costs incurred on behalf of Seatankers.

In the year ended December 31, 2002, Frontline has provided management support and administrative services to Osprey. In the year ended 31 December 2002 management fees of $42,000 have been earned from Osprey and as at December 31, 2002 an amount of $18,000 was due from Osprey in respect of these fees and for the reimbursement of costs incurred on the Company's behalf by Osprey. At December 31, 2002, an amount of $103,838 was due to Osprey in respect of Tankers pool distributions due to Osprey that were received by the Company.

In the years ended December 31, 2002 and 2001, Frontline has provided services to Golar LNG Limited. Osprey, which is controlled by World Shipholding, holds
50.01 per cent of Golar LNG. The services provided include management support, corporate services and administrative services. In the years ended 31 December 2002 and 2001, management fees from Golar LNG of $391,153 and $258,960, respectively have been earned by the Company. As at December 31 2002 and 2001, an amount of $86,343 and $547,966, respectively were due from Golar LNG in respect of these fees and for the reimbursement of costs incurred on behalf of Golar LNG.

In the year ended December 31, 2002, Frontline has provided management support and administrative services to Northern Offshore Limited, Northern Offshore is controlled by Osprey. In the year ended 31 December 2002 management fees of $173,724 have been earned from Northern Offshore and as at December 31, 2002 an amount of $31,071 was due from Northern Offshore.

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

Dividend Policy

Prior to May 2001, the Company had not paid regular quarterly or annual dividends since 1997 and it had been the Company's policy since that time to pay dividends only when considered appropriate by the Company's Board of Directors. On May 8, 2001, the Company announced a dividend of $1.00 per share, payable to holders of record as of May 21, 2001 and has paid the following dividends in 2001, 2002 and 2003.

Record Date                  Payment Date           Amount per Share

May 21, 2001                 June 7, 2001                      $1.00
August 23, 2001         September 5, 2001                      $0.40
November 22, 2001        December 5, 2001                      $0.10
March 13, 2002             March 20, 2002                      $0.20
May 31, 2002                June 12, 2002                      $0.05
March 10, 2003             March 24, 2003                      $0.15
May 20, 2003                 June 6, 2003                      $1.00

On May 8, 2003, the Company announced that it was seeking to adopt a policy that provided a more predictable minimum dividend stream and has consequently adopted a dividend policy whereby the Company will seek to have a future quarterly dividend of $0.25 per share, equivalent to $1.00 per share per annum. On May 8, 2003 the Company also announced a dividend of $1.00 per share, representing a $0.25 ordinary dividend and a $0.75 special dividend, payable June 6, 2003. On June 9, 2003 the Company announced a special dividend of $1.00 per share, payable July 7, 2003.

The timing and amount of dividends, if any, is at the discretion of the Company's Board of Directors and will depend upon the Company's results of operations, financial condition, cash requirements, restrictions in financing arrangements and other relevant factors.

B.   SIGNIFICANT CHANGES

Not Applicable

ITEM 9. THE OFFER AND LISTING

Not applicable except for Item 9.A. 4. and Item 9. C.

The  Company's  Ordinary  Shares  are  traded  on the New  York  Stock  Exchange
("NYSE"), the Oslo Stock Exchange ("OSE") and on the London Stock Exchange ("LSE") under the symbol "FRO".

The Company's ADSs, each of which represents one Ordinary Share, were traded on the Nasdaq National Market under the symbol "FRONY" until August 3, 2001 when the ADSs were delisted. In March 2001 the Company announced its intention to list the Ordinary Shares on the New York Stock Exchange and in July 2001 gave notice of termination of the ADR program to the Bank of New York as Depositary. The ADR program was terminated on October 5, 2001. The Company's Ordinary Shares began trading on the NYSE on August 6, 2001.

The New York Stock Exchange is the Company's "primary listing". As an overseas company with a secondary listing on the LSE, the Company is not required to comply with certain listing rules applicable to companies with a primary listing on the LSE. The listing on the OSE is also a secondary listing. The Company's Ordinary Shares have been thinly traded on the London Stock Exchange since 1999.

The following table sets forth, for the five most recent fiscal years, the high and low prices for the Ordinary Shares on the NYSE and OSE and the high and low prices for the ADSs as reported by the Nasdaq National Market.

                                     NYSE                 OSE                  NASDAQ
                                  High   Low         High        Low       High       Low
Fiscal year ended December 31
2002                            $13.05   $3.19    NOK 108.50   NOK 25.90         --        --
2001                            $15.45   $6.55    NOK 215.50   NOK 59.50     $24.50   $11.563
2000                                --      --    NOK 164.00   NOK 37.00    $18.250    $3.938
1999                                --      --    NOK  45.00   NOK 16.00     $4.250    $3.000
1998                                --      --    NOK  92.00   NOK  8.00    $14.500    $3.125

The following table sets forth, for each full financial quarter for the two most recent fiscal years, the high and low prices of the Ordinary Shares on the NYSE and the OSE, and the high and low prices for the ADSs as reported by the Nasdaq National Market.

                                     NYSE                  OSE                 NASDAQ
                                High     Low         High        Low      High        Low
Fiscal year ended December 31, 2002
First quarter                   $12.50   $9.05    NOK 108.50  NOK  81.50        --         --
Second quarter                  $13.05   $8.79    NOK 108.50  NOK  64.00        --         --
Third quarter                    $9.76   $3.19    NOK  73.50  NOK  25.90        --         --
Fourth quarter                   $9.41   $4.06    NOK  69.00  NOK  28.50        --         --

Fiscal year ended December 31, 2001
First quarter                       --      --    NOK 159.50  NOK 104.00    $18.188   $11.563
Second quarter                      --      --    NOK 215.50  NOK 157.00     $24.50    $17.00
Third quarter                   $15.45   $8.85    NOK 176.00  NOK  78.50     $19.05    $14.35
Fourth quarter                  $10.50   $6.55    NOK  93.00  NOK  59.50         --        --

The following table sets forth, for the most recent six months, the high and low prices for the Ordinary Shares on the NYSE and OSE.

                              NYSE                   OSE
                          High      Low          High        Low
May 2003                $14.80   $10.00     NOK 100.00   NOK 69.50
April 2003              $12.51   $10.50     NOK  93.00   NOK 73.50
March 2003              $11.70    $9.75     NOK  86.00   NOK 71.50
February 2003           $10.89    $8.93     NOK  76.00   NOK 61.50
January 2003            $12.54    $9.14     NOK  87.50   NOK 61.00
December 2002            $9.41    $6.90     NOK  69.00   NOK 49.60

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

On October 26, 2001, the Company adopted revised Bye-laws. These Amended and Restated Bye-Laws of the Company as adopted by shareholders on October 26, 2001 are filed as Exhibit 1.4 to the Company's Annual Report on Form 20-F for the year ended December 31, 2001.

The  action  necessary  to change  the  rights of  holders  of the stock and the conditions governing the manner in which annual general meetings and extraordinary meetings if shareholders are invoked, including the conditions of admission, are described in the Company's Bye-laws.

The Company's Bye-laws contain certain restrictions with respect to the registration of shares which are summarised below:

(i) The Board may decline to register the transfer of any share held through the Verdipapirsentralen, or VPS, the computerised central share registry maintained in Oslo, Norway, for bodies corporate whose shares are listed for trading on the OSE, if the registration of such transfer would be likely, in the opinion of the Board, to result in fifty per cent or more of the aggregate issued share capital of the Company or shares of the Company to which are attached fifty per cent or more of the votes attached to all outstanding shares of the Company being held or owned directly or indirectly, (including, without limitation, through the VPS) by a person or persons resident for tax purposes in Norway (or such other jurisdiction as the Board may nominate from time to time).

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

None

D.   EXCHANGE CONTROLS

The Company is classified by the Bermuda Monetary Authority as a non-resident of Bermuda for exchange control purposes.

The transfer of Ordinary Shares between persons regarded as resident outside Bermuda for exchange control purposes may be effected without specific consent under the Exchange Control Act of 1972 and regulations thereunder and the issuance of Ordinary Shares to persons regarded as resident outside Bermuda for exchange control purposes may be effected without specific consent under the Exchange Control Act of 1972 and regulations thereunder. Issues and transfers of Ordinary Shares involving any person regarded as resident in Bermuda for exchange control purposes require specific prior approval under the Exchange Control Act of 1972.

The owners of Ordinary Shares who are ordinarily resident outside Bermuda are not subject to any restrictions on their rights to hold or vote their shares. Because the Company has been designated as a non-resident for Bermuda exchange control purposes, there are no restrictions on its ability to transfer funds in and out of Bermuda or to pay dividends to U.S. residents who are holders of Ordinary Shares, other than in respect of local Bermuda currency.

As an "exempted company", the Company is exempt from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermudians.

E.   TAXATION

Bermuda currently imposes no tax (including a tax in the nature of an income, estate duty, inheritance, capital transfer or withholding tax) on profits, income, capital gains or appreciations derived by, or dividends or other distributions paid to U.S. Shareholders of Ordinary Shares. Bermuda has undertaken not to impose any such Bermuda taxes on U.S. Shareholders of Ordinary Shares prior to the year 2016 except in so far as such tax applies to persons ordinarily resident in Bermuda.

There is no income tax treaty between the United States and Bermuda pertaining to the taxation of income except in the case of insurance enterprises. There also is no estate tax treaty between the United States and Bermuda.

F.   DIVIDENDS AND PAYING AGENTS

Not Applicable

G.   STATEMENT BY EXPERTS

Not Applicable

H.   DOCUMENTS ON DISPLAY

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements the Company files reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, documents referred to in this annual report may be inspected at the Company's headquarters at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, Bermuda.

I.   SUBSIDIARY INFORMATION

Not Applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to various market risks, including interest rates, spot market rates for vessels and foreign currency fluctuations. The Company uses interest rate swaps to manage interest rate risk. The Company has entered into forward freight agreements and futures for trading purposes in order to manage its exposure to the risk of movements in the spot market for certain trade routes and, to some extent, for speculative purposes. The Company has not entered into any other derivative instruments for speculative purposes.

The exposure to interest rate risk relates primarily to its debt and related interest rate swaps. The majority of this exposure is the floating rate debt, which totalled $1,424.9 million at December 31, 2002 (2001: $1,348.6 million). The Company has entered into interest rate swap agreements to manage its exposure with interest rates by locking in fixed interest rates from floating rates. At December 31, 2002, there were eight swaps with a total notional principal of $352.7 million (2001 - eight swaps with notional principal of $362.8 million). The swap agreements have various maturity dates from February 2003 to August 2008, and the Company would have an expense of $4.1 million if it were to terminate the agreements as of December 31, 2002 (2001 - expense of $4.9 million). The maximum exposure to the interest rate fluctuations is $1,072.2 million at December 31, 2002 (2001: $985.8 million). A one per cent change in interest rates would increase (decrease) the interest expense by $10.7 million per year as of December 31, 2002 (2001: $9.8 million).

The fair market value of the fixed rate debt on the balance sheet was $13.3 million as of December 31, 2002 (2001: $33.5 million). If the interest rate was to increase (decrease) by one per cent with all other variables remaining constant, the market value of the fixed rate debt would decrease (increase) by approximately $0.1million (2001: $0.6 million).

In September 2001 the Company established a facility for a Stock Indexed Total Return Swap Programme or Equity Swap Line with BNS, whereby the latter acquires shares in the Company and the Company carries the risk of fluctuations in the share price of those acquired shares. BNS is compensated at their cost of funding plus a margin. At December 31, 2002 BNS had acquired a total of 2,695,000 shares under the Programme. A ten per cent change in the Company's share price would increase (decrease) the other financial items expense by $2.4 million as of December 31, 2002 (2001: $2.5 million).

Market risk in relation to forward freight agreements and futures exists to the extent that spot market fluctuations have a negative effect on the Company's cash flows and consolidated statements of operations. As at December 31, 2002, the notional principal amounts subject to such forward freight contracts and futures contracts was $31.3 million. A ten per cent change in the market rate would increase (decrease) other financial items expense by $3.4 million as of December 31, 2002.

The majority of the Company's transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. Certain of the Company's subsidiaries report in Sterling, Swedish kronor or Norwegian kroner and risks of two kinds arise as a result: a transaction risk, that is, the risk that currency fluctuations will have a negative effect on the value of the Company's cash flows; and a translation risk, which is the impact of adverse currency fluctuations in the translation of foreign operations and foreign assets and liabilities into U.S. dollars for the Company's consolidated financial statements. Certain of the Company's subsidiaries, and associated companies in which the Company has investments, have Yen denominated long-term debt and charter contracts denominated in Yen. There is a risk that currency fluctuations will have a negative effect on the value of the Company's cashflows. At December 31, 2002, the Company had Yen denominated long-term debt, including capital leases, of (Y)13.1 billion and its share of Yen denominated long-term debt in associate companies was (Y)7.2 billion (2001 - (Y)25.7 billion and (Y)9.8 billion, respectively). The Company has not entered into forward contracts for either transaction or translation risk, which may have an adverse effect on the Company's financial condition and results of operations.

ITEM 12. DESCRIPTION OF SECURITIES

Not Applicable

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On December 6, 1996, the Company's Board of Directors adopted a Shareholder Rights Plan (the "Plan"). The Company adopted the Plan to protect shareholders against unsolicited attempts to acquire control of the Company that do not offer an adequate price to all shareholders or are otherwise not in the best interests of the Company and its shareholders. Under the Plan, each shareholder of record on December 20, 1996 received one right for each Ordinary Share held, and each registered holder of outstanding warrants received one right for each Ordinary Share for which they are entitled to subscribe. In addition, in connection with the Amalgamation, the Company issued in the aggregate 47,212,536 rights to Frontline's shareholders (44,612,536 of which were attached to the Ordinary Shares issued and 2,600,000 of which were attached to the Ordinary Shares underlying the New Warrants issued). The rights generally may not detach from the related Ordinary Shares. Each right entitles the holder to purchase from the Company one-quarter of an Ordinary Share at an initial purchase price of $1.50. The rights will become exercisable and will detach from the Ordinary Shares a specified period of time after any person has become the beneficial owner of 20 per cent or more of the Company's Ordinary Shares. The Plan was amended as of October 29, 1997 to provide that Frontline's purchase of Ordinary Shares pursuant to its tender offer in connection with its acquisition of LOF would not result in the rights becoming exercisable.

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

In connection with the Company's one-for-ten reverse stock split in October 1998, the rights were adjusted pursuant to the Plan, so that there are currently ten rights attached to each outstanding Ordinary Share.

ITEM 15. CONTROLS AND PROCEDURES

(a)  Evaluation of disclosure controls and procedures.

     Within the 90 days prior to the date of this report, the Company carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, the principal executive officers and principal financial officers concluded that the Company's disclosure controls and procedures are effective in alerting them timely to material information relating to the Company required to be included in the Company's periodic SEC filings.

(b)  Changes in internal controls

     There have been no significant changes in our internal controls or in other factors that could have significantly affected those controls subsequent to the date of our most recent evaluation of internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16. RESERVED

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

Not Applicable

ITEM 18. FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F-35 are filed as part of this annual report:

Financial Statements for Frontline Ltd.

Index to Consolidated Financial Statements                                   F-1

Report of Independent Auditors                                               F-2

Report of Independent Accountants                                            F-3

Report of Independent Accountants                                            F-4

Consolidated Statements of Operations for the years ended
December 31, 2002, 2001 and 2000                                             F-5

Consolidated Balance Sheets as of
December 31, 2002 and 2001                                                   F-6

Consolidated Statements of Cash Flows for the years ended
December 31, 2002, 2001 and 2000                                             F-7

Consolidated Statements of Changes in Stockholders' Equity for the
years ended December 31, 2002, 2001 and 2000                                 F-8

Notes to Consolidated Financial Statements                                   F-9

Report of Independent Auditors

To the Board of Directors
and Stockholders of Frontline Ltd.

In our opinion, based on our audit and the report of other auditors, the accompanying consolidated balance sheet and the related consolidated statements of operations, cash flows and changes in stockholders' equity present fairly, in all material respects, the financial position of Frontline Ltd. and its subsidiaries at December 31, 2002 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of Golden Ocean Group Limited, a wholly-owned subsidiary, which statements reflect total assets of $87.9 million at December 31, 2002 and total revenues of approximately $22.3, million for the year ended December 31, 2002. The financial statements of Golden Ocean Group Limited were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Golden Ocean Group Limited, is based solely on the report of the other auditors. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

As discussed in Note 2 to the financial statements the company adopted Statement of Financial Accounting Standard No. 142 on January 1, 2002. As discussed in Note 27 to the financial statements, the Company adopted Statement of Financial Accounting Standard No. 144 on January 1, 2002.

PricewaterhouseCoopers
Hamilton, Bermuda

June 24,  2003,  except  for Notes 3, 27 and 28 for which the date is July 14,
2003

Report of Independent Accountants

To the Board of Directors
and Stockholders of Frontline Ltd.

In our opinion, based on our audits and the reports of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows and changes in stockholders' equity present fairly, in all material respects, the financial position of Frontline Ltd. and its subsidiaries at December 31, 2001 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Golden Ocean Group Limited, a wholly-owned subsidiary, which statements reflect total assets of approximately $283.9 and $535.1 million at December 31, 2001 and 2000 and total revenues of approximately $82.1 and $23.1 million for the period ended December 31, 2001 and for the period from October 10, 2000 (date of acquisition) to December 31, 2000. The financial statements of Golden Ocean Group Limited were audited by other auditors whose report thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Golden Ocean Group Limited, is based solely on the report of the other auditors. The report of the auditors of Golden Ocean Group Limited includes an explanatory paragraph regarding substantial doubt about Golden Ocean Group Limited's ability to continue as a going concern. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

As discussed in Note 2 to the financial statements, the Company changed its method of accounting for drydocking costs in 2001.

PricewaterhouseCoopers DA

Oslo, Norway
June 28, 2002, except for Note 27 for which the date is July 14, 2003

Golden Ocean Group Limited
Report of Independent Accountants

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF GOLDEN OCEAN GROUP LIMITED

We have audited the accompanying consolidated balance sheets of Golden Ocean Group Limited and subsidiaries as of December 31, 2002 and 2001 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years ended December 31, 2002 and 2001 and the period from October 10, 2000 to December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Golden Ocean Group Limited and subsidiaries as of December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for the years ended December 31, 2002 and 2001 and the period from October 10, 2000 to December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 20 to the financial statements, the Company ceased accruing drydock costs with effect from January 1, 2001

Moore Stephens
Chartered Accountants
London, England
February 19, 2003

Frontline Ltd.
Consolidated Statements of Operations for the years ended
December 31, 2002, 2001 and 2000
(in thousands of $, except per share data)

                                                                     2002         2001         2000
                                                                            (restated)   (restated)
Operating revenues
        Time charter revenues                                      30,385       44,655       27,047
        Bareboat charter revenues                                  31,924       32,016        8,753
        Voyage charter revenues                                   489,286      639,807      656,917
        Voyage expenses and commission                           (135,074)     (88,292)     (97,316)
---------------------------------------------------------------------------------------------------
        Net operating revenues                                    416,521      628,186      595,401
---------------------------------------------------------------------------------------------------
Gain (loss) on sale of assets                                      (1,228)      35,620        1,160
Operating expenses
        Ship operating expenses                                   109,286      116,291       86,848
        Charterhire expenses                                       60,634       41,858       34,351
        Administrative expenses                                    12,806       13,012        9,326
---------------------------------------------------------------------------------------------------
        Total operating expenses                                  182,726      171,161      130,525
---------------------------------------------------------------------------------------------------
Net operating income before depreciation and amortisation         232,567      492,645      466,036
---------------------------------------------------------------------------------------------------
        Depreciation and amortisation                             136,891      117,225       91,767
---------------------------------------------------------------------------------------------------
Net operating income after depreciation and amortisation           95,676      375,420      374,269
---------------------------------------------------------------------------------------------------
Other income (expenses)
        Interest income                                            13,042       12,951        6,857
        Interest expense                                          (71,311)     (89,952)     (95,631)
        Share in results from associated companies                (10,711)      22,317       12,817
        Foreign currency exchange gain (loss)                     (10,932)      15,524        7,887
        Other financial items, net                                 (8,614)      (5,709)        (248)
---------------------------------------------------------------------------------------------------
        Net other expenses                                        (88,526)     (44,869)     (68,318)
---------------------------------------------------------------------------------------------------
Net income from continuing operations before income taxes           7,150      330,551      305,951
Income taxes                                                          (22)         444           41
---------------------------------------------------------------------------------------------------
Net  income  from  continuing  operations  before  cumulative       7,172      330,107      305,910
effect of change in accounting principle
---------------------------------------------------------------------------------------------------
Discontinued operations                                            (1,929)      21,076        7,957
---------------------------------------------------------------------------------------------------
Cumulative effect of change in accounting principle               (14,142)      31,545           --
---------------------------------------------------------------------------------------------------
Net (loss) income                                                  (8,899)     382,728      313,867
===================================================================================================

Earnings (loss) per share:
Basic earnings per share from  continuing  operations  before       $0.09        $4.30        $4.17
cumulative effect of change in accounting principle
Diluted earnings per share from continuing  operations before       $0.09        $4.29        $4.16
cumulative effect of change in accounting principle
Basic earnings per share before  cumulative  effect of change       $0.07        $4.57        $4.28
in accounting principle
Diluted  earnings  per  share  before  cumulative  effect  of       $0.07        $4.56        $4.27
change in accounting principle
Basic earnings per share                                           $(0.12)       $4.99        $4.28
Diluted earnings per share                                         $(0.12)       $4.98        $4.27
===================================================================================================

See accompanying Notes that are an integral part of these Consolidated Financial Statements

Frontline Ltd.
Consolidated Balance Sheets as of December 31, 2002 and 2001
(in thousands of $)

                                                                      2002          2001
ASSETS
Current Assets
        Cash and cash equivalents                                   92,078       178,176
        Restricted cash                                              8,220        11,101
        Marketable securities                                           42         1,159
        Trade accounts receivable                                   37,091        55,157
        Other receivables                                           10,898         4,920
        Inventories                                                 28,723        11,310
        Voyages in progress                                         49,221         8,293
        Prepaid expenses and accrued income                          6,342         3,391
        Derivative instruments receivable amounts                      390         4,411
----------------------------------------------------------------------------------------
        Total current assets                                       233,005       277,918
Newbuildings and vessel purchase options                            27,405       102,781
Vessels and equipment, net                                       2,373,239     2,196,959
Vessels and equipment under capital lease, net                     264,902       317,208
Investment in associated companies                                 119,329       109,898
Deferred charges                                                     5,659         5,061
Other long-term assets                                              11,204         9,900
Goodwill                                                                --        14,049
----------------------------------------------------------------------------------------
        Total assets                                             3,034,743     3,033,774
========================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
        Short-term debt and current portion of long-term debt      167,807       227,597
        Current portion of obligations under capital leases         13,164        17,127
        Trade accounts payable                                       7,717         6,994
        Accrued expenses                                            40,324        35,543
        Deferred charter revenue                                     1,067         1,567
        Mark to market valuation of derivatives                     17,442        14,723
        Other current liabilities                                   12,300        11,505
----------------------------------------------------------------------------------------
        Total current liabilities                                  259,821       315,056
Long-term liabilities
        Long-term debt                                           1,277,665     1,164,354
        Obligations under capital leases                           259,527       283,663
        Other long-term liabilities                                 10,757        11,478
----------------------------------------------------------------------------------------
        Total liabilities                                        1,807,770     1,774,551
Commitments and contingencies
Minority interest                                                       --         6,822
Stockholders' equity
        Share capital                                              191,166       191,019
        Additional paid in capital                                 552,241       552,166
        Accumulated other comprehensive loss                        (9,498)      (11,864)
        Retained earnings                                          493,064       521,080
----------------------------------------------------------------------------------------
        Total stockholders' equity                               1,226,973     1,252,401
----------------------------------------------------------------------------------------
        Total liabilities and stockholders' equity               3,034,743     3,033,774
========================================================================================

See accompanying Notes that are an integral part of these Consolidated Financial Statements

Frontline Ltd.
Consolidated Statements of Cash Flows for the years ended
December 31, 2002, 2001 and 2000
(in thousands of $)

                                                                         2002        2001        2000
Operating activities
Net income (loss)                                                      (8,899)    382,728     313,867
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
        Depreciation and amortisation                                 139,855     121,725      92,880
        Amortisation of deferred charges                                2,299       2,233       1,005
        (Gain) loss from sale of assets                                 4,337     (35,620)     (1,160)
        Share in results from associated companies                     10,711     (22,321)    (12,817)
        Unrealised foreign exchange gain                               14,176     (29,148)    (14,794)
        Change in accounting principle                                 14,142     (32,339)         --
        Adjustment of derivatives to market value                       7,495       5,404          --
        Other, net                                                      1,968      (2,297)     (1,552)
        Changes in operating assets and liabilities, net of effect of acquisitions:
        Trade accounts receivable                                      18,066      40,612     (80,758)
        Other receivables                                              (6,118)     25,921     (19,489)
        Inventories                                                   (17,413)       (120)      3,560
        Voyages in progress                                           (40,928)     13,966      (7,847)
        Prepaid expenses and accrued income                            (2,951)      4,979      (1,903)
        Trade accounts payable                                            723       1,290      (7,866)
        Accrued expenses                                                4,781      (5,234)      2,972
        Deferred charter revenue                                         (500)     (1,010)     (2,019)
        Provisions for drydocking                                          --          --       6,858
        Other, net                                                        281       6,838         645
-----------------------------------------------------------------------------------------------------
        Net cash provided by operating activities                     142,025     477,607     271,582
-----------------------------------------------------------------------------------------------------
Investing activities
        Maturity (placement) of restricted cash                         2,881       1,479      (4,648)
        Additions to newbuildings, vessels and equipment             (376,844)   (386,130)   (435,980)
        Proceeds from sale of vessels and equipment                   177,902     400,111       1,315
        Acquisition of businesses (net of cash acquired)                   --     (64,656)    (41,912)
        Investment in associated companies                            (21,790)    (60,003)     (3,993)
        Investment in marketable securities                                --          --        (983)
        Investment in debt                                                 --          --     (38,553)
        Dividends received from associated companies                    1,780       2,314       2,346
        Purchase of minority interest                                  (6,822)         --     (12,020)
        Proceeds from sales of other assets                                --       3,103      25,490
-----------------------------------------------------------------------------------------------------
        Net cash provided by (used in) investing activities          (222,893)   (103,782)   (508,938)
-----------------------------------------------------------------------------------------------------
Financing activities
        Proceeds from long-term debt                                  383,828     324,890     384,690
        Repayments of long-term debt and debentures                  (341,959)   (460,725)   (209,711)
        Payment of obligations under capital leases                   (24,671)    (10,337)     (1,990)
        Debt fees paid                                                 (3,534)     (1,459)     (2,161)
        Cash dividends paid                                           (19,117)   (115,206)         --
        Repurchase of shares and warrants                                  --     (44,814)         --
        Proceeds from issuance of equity                                  223       8,488     104,575
-----------------------------------------------------------------------------------------------------
        Net cash (used in) provided by financing activities            (5,230)   (299,163)    275,403
-----------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                  (86,098)     74,662      38,047
Cash and cash equivalents at beginning of year                        178,176     103,514      65,467
Cash and cash equivalents at end of year                               92,078     178,176     103,514
=====================================================================================================
Supplemental disclosure of cash flow information:
        Interest paid, net of capitalised interest                     73,161      96,202      92,954
        Income taxes paid                                               2,203          11          26
=====================================================================================================

See accompanying Notes that are an integral part of these Consolidated Financial Statements

Frontline Ltd.
Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2002, 2001 and 2000
(in thousands of $, except number of shares)

                                                              2002           2001           2000
NUMBER OF SHARES OUTSTANDING
Balance at beginning of year                            76,407,566     78,068,811     60,961,860
Shares issued                                               59,000        546,055     19,256,967
Shares bought back                                              --     (2,207,300)    (2,150,016)
------------------------------------------------------------------------------------------------
Balance at end of year                                  76,466,566     76,407,566     78,068,811
------------------------------------------------------------------------------------------------

SHARE CAPITAL
Balance at beginning of year                               191,019        195,172        152,405
Shares issued                                                  147          1,365         48,142
Shares bought back                                              --         (5,518)        (5,375)
------------------------------------------------------------------------------------------------
Balance at end of year                                     191,166        191,019        195,172
------------------------------------------------------------------------------------------------

ADDITIONAL PAID IN CAPITAL
Balance at beginning of year                               552,166        576,677        462,474
Shares issued                                                   75          7,123        134,005
Shares bought back and warrants exercised or expired            --        (31,634)       (19,802)
------------------------------------------------------------------------------------------------
Balance at end of year                                     552,241        552,166        576,677
------------------------------------------------------------------------------------------------

WARRANTS AND OPTIONS
Balance at beginning of year                                    --          7,662          9,333
Options and warrants exercised or expired                       --         (7,662)        (1,671)
------------------------------------------------------------------------------------------------
Balance at end of year                                          --             --          7,662
------------------------------------------------------------------------------------------------

ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance at beginning of year                               (11,864)        (3,579)        (6,603)
Other comprehensive income (loss)                            2,366         (8,285)         3,024
------------------------------------------------------------------------------------------------
Balance at end of year                                      (9,498)       (11,864)        (3,579)
------------------------------------------------------------------------------------------------

RETAINED EARNINGS
Balance at beginning of year                               521,080        253,558        (60,309)
Net income (loss)                                           (8,899)       382,728        313,867
Dividends paid                                             (19,117)      (115,206)            --
------------------------------------------------------------------------------------------------
Balance at end of year                                     493,064        521,080        253,558
------------------------------------------------------------------------------------------------
Total Stockholders' Equity                               1,226,973      1,252,401      1,029,490
------------------------------------------------------------------------------------------------

COMPREHENSIVE INCOME (LOSS)
Net income (loss)                                           (8,899)       382,728        313,867
 Unrealised holding gains (losses)                           1,553         (8,255)         3,138
 Foreign currency translation and other                        813            (30)          (114)
------------------------------------------------------------------------------------------------
 Other comprehensive income (loss)                           2,366         (8,285)         3,024
------------------------------------------------------------------------------------------------
Comprehensive income (loss)                                 (6,533)       374,443        316,891
------------------------------------------------------------------------------------------------

See accompanying Notes that are an integral part of these Consolidated Financial Statements

1.   GENERAL

     Frontline Ltd. (the "Company" or "Frontline") is a Bermuda based shipping company engaged primarily in the ownership and operation of oil tankers, including oil/bulk/ore ("OBO") carriers. The Company operates tankers of two sizes: very large crude carriers ("VLCCs") which are between 200,000 and 320,000 deadweight tons ("dwt"), and Suezmaxes, which are vessels between 120,000 and 170,000 dwt. In addition, through a corporate acquisition completed in October 2000, the Company acquired a fleet of dry bulk carriers that included Capesize, Panamax and Handymax bulkers as well as interests in 14 VLCCs. The Company operates through subsidiaries and partnerships located in Bermuda, Isle of Man, Liberia, Norway, Panama, Singapore and Sweden. The Company is also involved in the charter, purchase and sale of vessels.

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

     In September 1997, Frontline initiated an amalgamation (the "Amalgamation") with London & Overseas Freighters Limited ("LOF"). This process was completed in May 1998. In the business combination, which left LOF as the surviving company, Frontline's shareholders exchanged Frontline shares for LOF shares and LOF was subsequently renamed Frontline Ltd. As a result of this transaction, Frontline became listed on the London Stock Exchange and on the NASDAQ National Market in addition to its listing on the Oslo Stock Exchange. LOF originally commenced operations in 1948 as a U.K. company ("LOF plc") and was listed on the London Stock Exchange in 1950. LOF was incorporated under the laws of Bermuda on June 12, 1992 for the purpose of succeeding to the business of LOF plc. On August 3, 2001 the Company delisted its ADSs from the Nasdaq National Market and the ADR program was terminated on October 5, 2001. The Company's ordinary shares were listed on the New York Stock Exchange on August 6, 2001.

     In December  1999,  Frontline  entered  into an  agreement  with five other shipowners, A.P. Moller, Euronav Luxembourg SA, Osprey Maritime Ltd., Overseas Shipholding Group Inc. and Reederei "Nord" Klaus E. Oldendorff to establish a Marshall Islands corporation, Tankers International LLC ("Tankers"), to operate a pool of their respective VLCC fleets. Tankers commenced operations on February 1, 2000 with an initial fleet of 39 modern VLCCs. In July 2002, the Company withdrew from Tankers and only the VLCCs in certain of the joint ventures to which the Company is a party, remain in the pool.

     Business combinations and Acquisitions

     ICB Shipping AB (publ)

     In September 1997, Frontline made a public offer to acquire all of the shares of ICB Shipping AB (publ) ("ICB"). Through the tender offer, by October 1997 Frontline acquired 51.7 per cent of the outstanding shares of ICB at a purchase price of approximately $215 million. The shares purchased provided Frontline with only 31.4 per cent of the ICB voting rights. On January 8, 1998, Frontline withdrew its bid for the remaining outstanding shares of ICB. During 1998, Frontline made further purchases of ICB Shares in the market and at December 31, 1998 had 34.2 per cent of the voting power. In the latter half of 1999 Frontline increased its shareholding in ICB to approximately 90 per cent of the capital and 93 per cent of the voting rights. In October 1999, a new Board of Directors was appointed in ICB and ICB consequently was controlled by Frontline. In December 1999, Frontline commenced a compulsory acquisition for the remaining shares in ICB and ICB was delisted from the Stockholm Stock Exchange.

     Golden Ocean Group Limited

     In October 2000, Frontline took control of Golden Ocean Group Limited ("Golden Ocean"), a shipping group which held interests in 14 VLCCs and 10 bulk carriers. On the same date Golden Ocean emerged from bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code.

     In January 2000, Golden Ocean and its fellow subsidiaries, Golden Ocean Tankers Limited and Channel Rose Holdings Inc. (together the "Debtors")
     filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code with the Clerk of the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). In July 2000, Frontline filed a proposed plan of reorganisation (the "Plan of Reorganisation") and disclosure statement (the "Disclosure Statement") with the Bankruptcy Court which set forth the manner in which claims against and equity interests in the Debtors would be treated. On August 4, 2000 the Bankruptcy Court approved Frontline's Disclosure Statement and on August 14, 2000 approved the appointment of Frontline as manager of Golden Ocean's operations with immediate effect. The Plan of Reorganisation was approved by an overwhelming majority of holders of claims entitled to vote and was confirmed at a hearing on September 15, 2000.

     On October 10, 2000 the Plan of Reorganisation became effective and Frontline acquired the entire share capital of Golden Ocean. The total acquisition price paid, including amounts paid to settle allowed claims, was approximately $63.0 million, including 1,245,998 shares issued at a price of $15.65 per share. The acquisition of Golden Ocean was accounted for using the purchase method. (See Note 11 and Note 24). Eighteen employees of Golden Ocean were made redundant as the result of the acquisition by Frontline and severance costs of approximately $2.1 million were incurred by Golden Ocean in the year ended December 31, 2000. These costs were included in the determination of the reorganised balance sheet and not in the determination of the purchase price.

     Mosvold Shipping Limited

     In April 2001, the Company announced an offer for all of the shares of Mosvold Shipping Limited ("Mosvold"), a Bermuda company whose shares were listed on the Oslo Stock Exchange. Through a combination of shares acquired and acceptances of the offer, Frontline acquired 97 per cent of the shares of Mosvold. The remaining 3 per cent of the shares of Mosvold were acquired during 2001 through a compulsory acquisition. Through the purchase of Mosvold the Company acquired two mid-70s built VLCCs and three newbuilding contracts for VLCCs. The two mid-70s built VLCCs have subsequently been sold by the Company. The first two of the newbuildings were delivered in 2002 and third is due for delivery in July 2003.

     The total  acquisition  price  paid for  Mosvold  was  approximately  $70.0 million and the acquisition has been accounted for using the purchase method. (See Note 24). Thirty employees of Mosvold were made redundant as the result of the acquisition by Frontline and severance costs of approximately $0.3 million were incurred by Mosvold in the year ended December 31, 2001. These severance costs are included in the statement of operations and not in the determination of the purchase price of Mosvold.

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

     Vessels and equipment

     The cost of the vessels less estimated residual value is depreciated on a straight-line basis over the vessels' estimated remaining economic useful lives. The estimated economic useful life of the Company's double hull vessels is 25 years and for single hull vessels is either 25 years or the vessel's anniversary date in 2017, whichever comes first. Other equipment is depreciated over its estimated remaining useful life, which approximates five years.

     With effect from April 2001, the International Maritime Organisation implemented new regulations that result in the accelerated phase-out of single hull vessels. As a result of this, the Company has re-evaluated the estimated useful life of its single hull vessels and determined this to be either 25 years or the vessel's anniversary date in 2017 whichever comes first. As a result, the estimated useful lives of six of the Company's vessels were reduced in the fourth quarter of 2001. A change in accounting estimate was recognised to reflect this decision, resulting in an increase in depreciation expense and consequently decreasing net income by $0.5 million and basic and diluted earnings per share by $0.01, for 2001.

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

     Vessel purchase options are capitalised at the time option contracts are acquired or entered into. The Company reviews expected future cash flows, which would result from exercise of each option contract on a contract by contract basis to determine whether the carrying value of the option is recoverable. If the expected future cash flows are less than the carrying value of the option plus further costs to delivery, provision is made to write down the carrying value of the option to the recoverable amount. The carrying value of each option payment is written off as and when the Company adopts a formal plan not to exercise the option. Purchase price payments are capitalised and the total of the option payment, if any, and purchase price payment is transferred to cost of vessels, upon exercise of the option and delivery of the vessel to the Company.

     Impairment of long-lived assets

     The carrying value of long-lived assets that are held and used by the Company are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be appropriate. We assess recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value. In addition, long-lived assets to be disposed of are reported at the lower of carrying amount and fair value less estimated costs to sell.

     Deferred charges

     Loan costs, including debt arrangement fees, are capitalised and amortised on a straight-line basis over the term of the relevant loan. The straight line basis of amortisation approximates the effective interest method in the Company's statement of operations. Amortisation of loan costs is included in interest expense.

     Revenue and expense recognition

     Revenues and expenses are recognised on the accrual basis. Revenues are generated from freight billings, time charter and bareboat charter hires. The operating results of voyages in progress are estimated and recorded pro-rata on a per day basis in the consolidated statements of operations. Probable losses on voyages are provided for in full at the time such losses can be estimated. Time charter and bareboat charter revenues are recorded over the term of the charter as service is provided. Amounts receivable or payable arising from profit sharing arrangements are accrued based on the estimated results of the voyage recorded as at the reporting date.

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

     In 2001, the Company changed its accounting policy for drydockings. Prior to 2001, provisions for future drydockings were accrued and charged to expense on a pro-rata basis over the period to the next scheduled drydockings. Effective January 1, 2001 the Company recognises the cost of a drydocking at the time the drydocking takes place, that is it applies the "expense as incurred" method. The expense as incurred method is considered by management to be a more reliable method of recognising drydocking costs as it eliminates the uncertainty associated with estimating the cost and timing of future drydockings. The cumulative effect of this change in accounting principle is shown separately in the consolidated statements of operations for the year ended December 31, 2001 and resulted in a credit to income of $31.5 million in 2001. The cumulative effect of this change as of January 1, 2001 on the Company's consolidated balance sheet was to reduce total liabilities by $32.3 million.

     Assuming the "expense as incurred" method had been applied retroactively, the pro forma income and earnings per share before cumulative effect of change in accounting principle for 2000 would have been as follows:

     ---------------------------------------------------------------------------
     (in thousands of $)                                                    2000
     ---------------------------------------------------------------------------
     Net income (loss) as previously reported                            313,867
     ---------------------------------------------------------------------------
     Pro forma effect of retroactive application of
       change in accounting principle                                      6,281
     ---------------------------------------------------------------------------
     Pro forma net income (loss)                                         320,148
     ---------------------------------------------------------------------------

     Basic earnings per share as previously reported                       $4.28
     Diluted earnings per share as previously reported                     $4.27
     Pro forma effect of retroactive application of change
       in accounting principle                                             $0.09
     Pro forma basic earnings per share                                    $4.37
     Pro forma diluted earnings per share                                  $4.36
     ===========================================================================

     Goodwill

     Goodwill represents the excess of the purchase price over the fair value of assets acquired in business acquisitions accounted for under the purchase method. Goodwill is presented net of accumulated amortisation and until December 31, 2001 was being amortised over a period of approximately 17 years. As of January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") and recorded an impairment charge of $14.1 million for the unamortised goodwill on that date that is shown separately in the consolidated statement of operations as a cumulative effect of change in accounting principle. The valuation of the fair value of the reporting unit used to assess the recoverability of goodwill, was a combination of independent third party valuations and the quoted market price of the Company's shares. Supplemental comparative disclosure as if this accounting change had been retroactively applied is as follows:

     ---------------------------------------------------------------------------
     (in thousands of $, except per share data)        2002       2001      2000
     ---------------------------------------------------------------------------
     Net income (loss)
       As reported                                   (8,899)   382,728   313,867
       Goodwill amortisation                             --        764     1,090
       Adjusted net income (loss)                    (8,899)   383,492   314,957

     Basic earnings (loss) per share
       As reported                                   $(0.12)     $4.99     $4.28
       Goodwill amortisation                         $   --      $0.01     $0.01
       Adjusted basic earnings (loss) per share      $(0.12)     $5.00     $4.29

     Diluted earnings (loss) per share
       As reported                                   $(0.12)     $4.98     $4.27
       Goodwill amortisation                         $   --      $0.01     $0.01
       Adjusted diluted earnings (loss) per share    $(0.12)     $4.99     $4.28

     Derivatives

     The Company enters into interest rate swap transactions from time to time to hedge a portion of its exposure to floating interest rates. These transactions involve the conversion of floating rates into fixed rates over the life of the transactions without an exchange of underlying principal. Hedge accounting is used to account for these swaps provided certain hedging criteria are met. As of January 1, 2001, the Company adopted Statement of Financial Accounting Standard ("SFAS") No. 133, "Accounting for Derivatives and Hedging Activities" ("SFAS 133"). Certain hedge relationships met the hedge criteria prior to SFAS 133, but do not meet the criteria for hedge accounting under SFAS 133. The Company adopted SFAS 133 in the first quarter of fiscal year 2001 and upon initial adoption recorded certain transition adjustments resulting in recognising the fair value of its derivatives as assets of $0.4 million and liabilities of $0.6 million. A gain of $0.3 million was recognised in income and a charge of $0.5 million made to other comprehensive income. On January 1, 2002, the Company discontinued hedge accounting for two interest rate swaps previously counted for as cash flow hedges. This resulted in a balance of $4.1 million being frozen in accumulated other comprehensive income as at that date and this will be reclassified to the income statement over the life of the underlying hedged instrument.

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

     The Company has from time to time entered into forward freight contracts in order to hedge exposure to the spot market for certain trade routes and in some cases, for speculative purposes. These transactions involve entering into a contract to provide a theoretical voyage at an agreed rate. The fair values of the forward freight contracts are recognised as assets or liabilities with the change in fair values recognised in the consolidated statements of operations.

     The Company has established a facility for a Stock Indexed Total Return Swap Programme or Equity Swap Line (See Note 20) whereby the conterparty acquires shares in the Company, and the Company carries the risk of fluctuations in the share price of those acquired shares. The fair value of the Equity Swap is recognised as an asset or liability with the change in fair values recognised in the consolidated statements of operations.

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

     Foreign currencies

     The Company's functional currency is the U.S. dollar as the majority of revenues are received in U.S. dollars and a majority of the Company's expenditures are made in U.S. dollars. The Company's reporting currency is U.S. dollars. Most of the Company's subsidiaries report in U.S. dollars. For subsidiaries that maintain their accounts in currencies other than U.S. dollars, the Company uses the current method of translation whereby the statements of operations are translated using the average exchange rate and the assets and liabilities are translated using the year end exchange rate. Foreign currency translation gains or losses are recorded as a separate component of other comprehensive income in stockholders' equity.

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

     In 2002 and 2001, the Company has recorded compensation expense of $0.5 million and $1.2 million, respectively in connection with share options issued in 2002 and prior years. The Company had previously recorded no compensation expense for the issuance of share options in 2000. Had the compensation costs for these plans been determined consistent with the fair value method recommended in SFAS 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts in 2002, 2001 and 2000:

     --------------------------------------------------------------------------
     (in thousands, except per share data)           2002       2001       2000
     --------------------------------------------------------------------------

     Net income (loss)
        As reported                                (8,899)   382,728    313,867
        Add: Compensation expenses as reported        481      1,184         --
        Compensation expense determined under      (1,711)    (1,314)       (49)
        fair value based method for all awards
        Adjusted net income (loss), fair value    (10,129)   382,598    313,818
        based method for all awards

     Basic earnings (loss) per share
        As reported                                $(0.12)     $4.99      $4.28
        SFAS 123 adjusted                          $(0.13)     $4.99      $4.28

     Diluted earnings (loss) per share
        As reported                                $(0.12)     $4.98      $4.27
        SFAS 123 adjusted                          $(0.13)     $4.98      $4.27

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

     In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 nullifies Emerging Issues Task Force Issue No. 94-3 and requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. This statement also establishes that fair value is the objective for initial measurement of the liability. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. Management does not expect that the adoption of SFAS No. 146 will have a material effect on the Company's results of operations or financial position.

     In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure an amendment of FASB Statement No. 123". This Statement amends FASB Statement No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. This Statement also amends the disclosure provisions of FASB Statement No. 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. This Statement also amends APB Opinion No. 28, "Interim Financial Reporting", to require disclosure about those effects in interim financial statements. This statement is effective for fiscal years ending after December 15, 2002 and interim periods beginning after December 15, 2002. The Company does not expect the adoption of SFAS No. 148 to have a material effect on the Company's results of operations or financial position.

     In November 2002, the FASB issued Interpretation 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. The Interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under the guarantee and must disclose that information in its interim and annual financial statements. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations does not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The Company's disclosure of guarantees is included in Note 25 of the Notes to Financial Statements. The Company is currently evaluating the impact of Interpretation 45 on the Company's results of operations and financial position.

     In January 2003, the FASB issued Interpretation 46, Consolidation of Variable Interest Entities. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Company has a number of arrangements which may be variable interest entities under the provisions of FIN 46. The company has entered into agreements to lease certain vessels. These five VLCCs are held by special purpose entities, which were established and are owned by independent third parties who provide financing through debt and equity participation. These leases are accounted for as operating leases, and the lease payments are charged to operating income. Under current accounting principles generally accepted in the United States, the assets and the related obligations are excluded from the consolidated balance sheet, and the special purpose entities are not consolidated. At December 31, 2002, the original cost to the lessor of the assets under such arrangements was approximately $360 million. Certain of these leases contain residual value guarantees that give the third party owners the option to put the vessel to the company. The price of these put options are significantly lower than the expected market value of the vessels on the exercise date however under FIN 46, certain conditions exist which may indicate these entities are variable interest entities. At December 31, 2002, the company's residual value guarantees associated with these leases, which represent the maximum exposure to loss, are $56.8 million. The Company has both an obligation and an option to purchase the VLCC Oscilla on expiry of a five-year time charter, which commenced in March 2000. Oscilla is owned and operated by an unrelated entity. If the Company has exercised its option at December 31, 2002, the cost to the Company of the Oscilla would have been approximately $57 million and the maximum exposure to loss is $18.6 million. On July 1, 2003, the Company's subsidiary Golden Ocean Group Limited, purchased a call option to acquire all of the shares of Independent Tankers Corporation ("ITC") from Hemen Holding Ltd, a related party, for a total consideration of $4.0 million plus 4 per cent interest per year. ITC operates a total of six VLCCs and four Suezmax tankers, which are on long-term charters to BP and Chevron. Golden Ocean paid $10.0 million for the option, which expires on July 1, 2010. The total book value of ITC's consolidated assets at December 31, 2002 was approximately $960 million and the Company's maximum exposure to loss is $10 million. The Company is in the process of making the determination as to whether the aforementioned arrangements are variable interest entities.

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

     Information about the Company's reportable segments as of and for each of the years ended December 31, 2002, 2001 and 2000 follows:

     (in thousands of $ )                                               Dry Bulk
                                                              Tankers    Carriers       Total
     2002
     Net operating revenues                                   405,668      10,597     416,265
     Ship operating expenses                                  106,255       3,031     109,286
     Depreciation and amortisation                            133,486       3,331     136,817
     Share in results from associated companies                 9,855         856      10,711
     Discontinued operations                                       --       1,929       1,929
     Vessels and equipment, net                             2,300,875      71,065   2,371,940
     Vessels under capital lease                              264,902          --     264,902
     Investment in associated companies                       119,328          --     119,328
     Total assets                                           2,852,029      73,975   2,926,004
     Expenditure for vessels                                  376,844          --     376,844

     (in thousands of $ )                                               Dry Bulk
                                                              Tankers    Carriers       Total
     2001
     Net operating revenues                                   614,961      13,225     628,186
     Ship operating expenses                                  113,812       2,477     116,289
     Depreciation and amortisation                            112,200       3,331    115,5311
     Share in results from associated companies                17,494       3,519      21,013
     Discontinued operations                                       --      21,074      21,074
     Vessels and equipment, net                             2,121,356      74,396   2,195,752
     Vessels under capital lease                              213,320     103,887     317,207
     Investment in associated companies                       102,683       4,459     107,142
     Total assets                                           2,776,814     185,751   2,962,565
     Expenditure for vessels                                  396,841          --     396,841

     (in thousands of $ )                                               Dry Bulk
                                                              Tankers    Carriers       Total
     2000
     Net operating revenues                                   591,805       3,522     595,327
     Ship operating expenses                                   85,868         522      83,390
     Depreciation and amortisation                             90,297         839      91,136
     Share in results from associated companies                11,273       1,544      12,817
     Discontinued operations                                       --       7,956       7,956
     Vessels and equipment, net                             2,176,303      77,727   2,254,030
     Vessels under capital lease                                   --     108,387     108,387
     Investment in associated companies                        26,420         941      27,361
     Total assets                                           2,451,589     192,808   2,644,397
     Expenditure for vessels                                  468,575          --     468,575

     Reconciliations  of  reportable  segments   information  to  the  Company's
     consolidated totals follows:

     (in thousands of $)                                         2002        2001        2000
     Net operating revenues
     Total net operating revenues for reportable segments     416,265     628,186     595,327
     Other net operating revenues                                 256          --          74
     Total consolidated net operating revenues                416,521     628,186     595,401
     Assets
     Total assets for reportable segments                   2,926,004   2,962,565   2,644,397
     Assets not attributed to segments                        108,739      71,209     136,591
     Total consolidated assets                              3,034,743   3,033,774   2,780,988

================================================================================

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

     The tax charge for the year comprises:

     (in thousands of $)                         2002          2001         2000
     Current tax                                  (22)          444           41
     Deferred tax                                  --            --           --
     ---------------------------------------------------------------------------
                                                  (22)          444           41
     ===========================================================================

     Temporary differences and carryforwards which give rise to deferred tax assets, liabilities and related valuation allowances are as follows:

     (in thousands of $)                                      2002         2001
     Deferred tax asset - non current                          156          116
     Pension liabilities                                        --           --
     Tax loss carryforwards                                  5,828       11,207
     Valuation allowance                                    (5,672)     (11,091)
     --------------------------------------------------------------------------
     Net deferred tax asset (liability)                         --           --
     ==========================================================================

     As of December  31,  2002,  2001 and 2000,  the  Company  had  $20,815,000,
     $39,610,000 and $68,875,000 of net operating loss carryforwards, respectively. In 2002 and 2001, the tax loss carryforwards have been utilised to offset taxable income in Sweden. The loss carryforward can be utilised only against future taxable income for the respective subsidiary. Frontline AB accounts for a total of $19,385,000 as at December 31, 2002 and ICB Shipping AB accounts for a total of $1,212,000 as of December 31, 2002. These net operating losses do not have an expiration date. The Company's deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realised in the future.

6.   EARNINGS PER SHARE

     The computation of basic EPS is based on the weighted average number of shares outstanding during the year. The computation of diluted EPS assumes the foregoing and the exercise of stock options and warrants using the treasury stock method (see Note 21).

     The components of the numerator for the calculation of basic EPS and diluted EPS for net income from continuing operations and net income are as follows:

     (in thousands of $)                                                2002       2001      2000
     Net  income  from  continuing  operations  after  tax  before     7,172    330,107   305,910
     cumulative effect of change in accounting principle
     Discontinued operations                                          (1,929)    21,076     7,957
     Cumulative effect of change in accounting principle             (14,142)    31,545        --
     --------------------------------------------------------------------------------------------
     Net income (loss) available to stockholders                      (8,899)   382,728   313,867
     ============================================================================================

     The components of the denominator for the calculation of basic EPS and diluted EPS are as follows:

     (in thousands )                                                    2002       2001      2000
     Basic earnings per share:
     Weighted average number of ordinary shares outstanding           76,456     76,714    73,391
     ============================================================================================

     Diluted earnings per share:
     Weighted average number of ordinary shares outstanding           76,456     76,714    73,391
     Warrants and stock options                                           52        181       173
     --------------------------------------------------------------------------------------------
                                                                      76,508     76,895    73,564
     ============================================================================================

     Basic EPS and diluted EPS for discontinued operations and basic EPS for the cumulative effect of change in accounting principle are as follows:

     Basic  and  diluted   earnings  per  share  for
     discontinued operations                                         $(0.02)      $0.27     $0.11

     Basic  earnings per share for  cumulative  effect
     of change in accounting principle                               $(0.19)      $0.42     $  -

7.   LEASES

     Rental expense

     Charter hire payments to third parties for certain contracted-in vessels are accounted for as operating leases. The Company is also committed to make rental payments under operating leases for office premises. The future minimum rental payments under the Company's non-cancellable operating leases, are as follows:

     ---------------------------------------------------------------------------
     Year ending December 31,
     (in thousands of $)
     ---------------------------------------------------------------------------
     2003                                                                 66,639
     2004                                                                 36,400
     2005                                                                 36,958
     2006                                                                 37,058
     2007                                                                 18,551
     2008 and later                                                           --
     ---------------------------------------------------------------------------
     Total minimum lease payments                                        195,606
     ===========================================================================

     Total rental expense for operating leases was $61,429,000, $42,376,000 and $34,823,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

     Rental income

     The minimum future revenues to be received on time charters, bareboat charters and other contractually committed income as of December 31, 2002 are as follows:

     --------------------------------------------------------------------------------------------
     Year ending December 31,       Yen revenues                   Dollar revenues          Total
     --------------------------------------------------------------------------------------------
     (in thousands of(Y)and $)           (in(Y))     ($ equivalent)
     --------------------------------------------------------------------------------------------
     2003                                992,800              8,375         41,923         50,298
     2004                                995,520              8,398         35,741         44,139
     2005                                992,800              8,375         34,313         42,688
     2006                                992,800              8,375         31,003         39,378
     2007                                992,800              8,375         19,790         28,165
     2008 and later                    3,829,780             32,308          8,300         40,608
     --------------------------------------------------------------------------------------------
     Total minimum lease revenues      8,796,500             74,206        171,070        245,276
     ============================================================================================

     The cost and accumulated depreciation of the vessels leased to a third party at December 31, 2002 were approximately $432.7 million and $37.2 million, respectively, and at December 31, 2001 were approximately $354.2 million and $14.6 million, respectively.

8.   MARKETABLE SECURITIES

     Marketable securities held by the Company are equity securities considered to be available-for-sale securities.

     --------------------------------------------------------------------------
     (in thousands of $)                                  2002             2001
     --------------------------------------------------------------------------
     Cost                                                   51            1,874
     Gross unrealised gain                                  --                2
     Gross unrealised loss                                  (9)            (717)
     --------------------------------------------------------------------------
     Fair value                                             42            1,159
     ==========================================================================

     The net unrealised loss on marketable securities, including a component of foreign currency translation, included in comprehensive income increased by $6,000 for the year ended December 31, 2002 (2001 - increase in net unrealised loss of $1,010,000).

     --------------------------------------------------------------------------
     (in thousands of $ )                             2002       2001      2000
     --------------------------------------------------------------------------
     Proceeds from sale of available-for-sale
       securities                                       --      3,101    10,089
     Realised gain (loss)                             (984)       717    (1,186)
     ==========================================================================

     The cost of sale of available-for-sale marketable securities is calculated on an average costs basis.

9.   TRADE ACCOUNTS RECEIVABLE

     Trade accounts receivable are presented net of allowances for doubtful accounts amounting to $800,000 for each of the years ended December 31, 2002 and 2001, respectively.

10.  OTHER RECEIVABLES

     ---------------------------------------------------------------------------
     (in thousands of $)                                     2002           2001
     ---------------------------------------------------------------------------
     Agent receivables                                      5,773          1,973
     Due from related parties                                 179             --
     Other receivables                                      4,946          2,947
     ---------------------------------------------------------------------------
                                                           10,898          4,920
     ===========================================================================

     Other receivables are presented net of allowances for doubtful accounts amounting to $nil for each of the years ended December 31, 2002 and 2001.

11.  NEWBUILDINGS AND VESSEL PURCHASE OPTIONS

     ---------------------------------------------------------------------------
     (in thousands of $)                                    2002            2001
     ---------------------------------------------------------------------------
     Newbuildings                                         19,035          94,411
     Vessel purchase options                               8,370           8,370
     ---------------------------------------------------------------------------
                                                          27,405         102,781
     ===========================================================================

     The carrying value of newbuildings represents the accumulated costs to the balance sheet date, which the Company has paid by way of purchase installments, and other capital expenditures together with capitalised loan interest. Interest capitalised in the cost of newbuildings amounted to $1,902,000 and $3,035,000 in 2002 and 2001, respectively. The Company took delivery of five newbuildings during 2002.

     The Company has both an obligation and an option to purchase the VLCC Oscilla on expiry of a five-year time charter, which commenced in March 2000. The purchase price is equal to the outstanding mortgage debt under four loan agreements between lenders and the vessel's owning company. As at December 31, 2002 the outstanding mortgage debt of the Oscilla's owning
     company  amounted  to  $43,013,215  plus   (Y)759,454,316   (equivalent  to
     $6,406,735).   (2001  -  $44,372,526  plus  (Y)763,259,970  (equivalent  to
     $5,820,192). Included in this amount at December 31, 2002 is debt of $10,191,000 due to the Company (2001 - $9,103,000). The fair value assigned to this option and obligation in the purchase accounting for Golden Ocean was $8,370,000. The fair value was calculated at the time of purchase as the difference between the fair value of the vessel and the mortgage debt outstanding.

12.  VESSELS AND EQUIPMENT, NET

     --------------------------------------------------------------------------
     (in thousands of $)                                    2002           2001
     --------------------------------------------------------------------------
     Cost                                              3,117,687      2,692,512
     Accumulated depreciation                            744,448       (495,553)
     --------------------------------------------------------------------------
     Net book value at end of year                     2,373,239      2,196,959
     ==========================================================================

     Included in the above amounts as at December 31, 2002 and 2001 is equipment with a net book value of $1,459,000 and $836,000, respectively. Depreciation expense for vessels and equipment was $139.9 million, $115.6 million and $90.7 million for the years ended December 31, 2002, 2001 and 2000, respectively, including amounts recorded in discontinued operations.

13.  VESSELS UNDER CAPITAL LEASE, NET

     At December 31 2002, the Company had four vessels under capital leases (2001 - eight vessels under capital lease, of which four were acquired by the Company and subsequently sold in 2002). These leases are for terms that range from eight to ten years. One of these vessels was sold by the Company in 2002 and leased back on a charter for a period of eight years with the option on the lessor's side to extend the charter for a further three years followed by a further two years. Three of the vessels under capital leases were sold by the Company in 2001 and leased back on charters each for a period of eight years with the option on the lessor's side to extend the charter for a further three years followed by a further two years. The Company has purchase options at certain specified dates and the lessor has options to put the vessels on the Company at the end of the lease terms for all of the four vessels under capital lease.

     --------------------------------------------------------------------------
     (in thousands of $)                                    2002           2001
     --------------------------------------------------------------------------
     Cost                                                282,325        323,659
     Accumulated depreciation                            (17,423)        (6,451)
     --------------------------------------------------------------------------
     Net book value at end of year                       264,902        317,208
     ==========================================================================

     Depreciation expense for vessels under capital lease was $16.6 million, $5.3 million and $1.1 for the years ended December 31, 2002, 2001 and 2000, respectively.

     The outstanding obligations under capital leases are payable as follows:

     --------------------------------------------------------------------------
     Year ending December 31,
     (in thousands of $)
     --------------------------------------------------------------------------
     2003                                                                33,359
     2004                                                                33,576
     2005                                                                34,479
     2006                                                                35,078
     2007                                                                35,077
     2008 and later                                                     248,150
     --------------------------------------------------------------------------
     Minimum lease payments                                             419,719
     --------------------------------------------------------------------------
     Less imputed interest                                             (147,028)
     --------------------------------------------------------------------------
     Present value of obligations under capital leases                  272,691
     ==========================================================================

14.  INVESTMENT IN ASSOCIATED COMPANIES

     At December 31, 2002, the Company has the following participation in investments that are recorded using the equity method:

                                                                      Percentage

     K/S Rasmussen Teamship A/S III                                       35.00%
     K/S Rasmussen Teamship A/S II                                        40.00%
     Front Tobago Inc                                                     40.00%
     Golden Lagoon Corporation                                            50.00%
     Golden Fountain Corporation                                          50.00%
     Golden Tide Corporation                                              50.00%
     Alliance Chartering LLC                                              50.00%
     Dundee Navigation SA                                                 50.10%
     Edinburgh Navigation SA                                              50.10%
     Ariake Transport Corporation                                         33.33%
     Sakura Transport Corporation                                         33.33%
     Ichiban Transport Corporation                                        33.33%
     Tokyo Transport Corporation                                          33.33%
     Hitachi Hull No 4983 Ltd.                                            33.33%

     With the exception of Alliance Chartering LLC, the equity method investees are engaged in the ownership and operation of oil tankers or dry bulk carriers.

     Summarised balance sheet information of the Company's equity method investees is as follows:

     ---------------------------------------------------------------------------
     (in thousands of $)                                    2002            2001
     ---------------------------------------------------------------------------
     Current assets                                       54,347          40,242
     Noncurrent assets                                   637,543         546,868
     Current liabilities                                  67,158          45,855
     Non current liabilities                             602,807         491,396

     Summarised statement of operations information of the Company's equity method investees is as follows:

     ---------------------------------------------------------------------------
     (in thousands of $ )                        2002          2001         2000
     ---------------------------------------------------------------------------
     Net operating revenues                    68,694        62,338       54,722
     Net operating income                      22,481        32,050       32,093
     Net income (loss)                        (14,250)       40,004       43,843

     Summarised   balance  sheet  information  of  the  Company's   subsidiaries
     accounted for using the equity method is as follows:

     ---------------------------------------------------------------------------
     (in thousands of $)                                       2002         2001
     ---------------------------------------------------------------------------
     Current assets                                           8,377        6,557
     Noncurrent assets                                       93,397       99,341
     Current liabilities                                     53,296       12,475
     Non current liabilities                                 44,948       87,996

     Summarised   statement  of   operations   information   of  the   Company's
     subsidiaries accounted for using the equity method is as follows:

     ---------------------------------------------------------------------------
     (in thousands of $)                                  2002        2001  2000
     ---------------------------------------------------------------------------
     Net operating revenues                             13,947      19,948    --
     Net operating income                                3,259      10,587    --
     Net income (loss)                                  (1,899)      5,428    --

15.  DEFERRED CHARGES

     Deferred charges represent debt arrangement fees that are capitalised and amortised on a straight-line basis to interest expense over the life of the debt instrument. The deferred charges are comprised of the following amounts:

     --------------------------------------------------------------------------
     (in thousands of $)                                   2002            2001
     --------------------------------------------------------------------------
     Debt arrangement fees                               17,436          14,190
     Accumulated amortisation                           (11,777)         (9,129)
     --------------------------------------------------------------------------
                                                          5,659           5,061
     ==========================================================================

16.  OTHER LONG-TERM ASSETS

     ---------------------------------------------------------------------------
     (in thousands of $)                                     2002           2001
     ---------------------------------------------------------------------------
     Long-term debt receivable                             10,191          9,025
     Other                                                  1,013            875
     ---------------------------------------------------------------------------
                                                           11,204          9,900
     ===========================================================================

     Included in long-term debt receivable are amounts due to the Company from third party entities that own vessels over which the Company has purchase options or obligations (see Note 11).

17.  GOODWILL

     Goodwill is stated net of related accumulated amortisation as follows:

     --------------------------------------------------------------------------
     (in thousands of $)                                   2002            2001
     --------------------------------------------------------------------------
     Goodwill                                            14,142          17,561
     Accumulated amortisation                           (14,142)         (3,512)
     --------------------------------------------------------------------------
                                                             --          14,049
     ==========================================================================

     The Company adopted SFAS 142 effective January 1, 2002 and recorded an impairment charge of $14.1 million for the unamortised goodwill on that date (see Note 2).

18.  ACCRUED EXPENSES

     ---------------------------------------------------------------------------
     (in thousands of $)                                     2002           2001
     ---------------------------------------------------------------------------
     Voyage expenses                                        3,258          3,667
     Ship operating expenses                               27,501         18,591
     Administrative expenses                                3,948          1,979
     Interest expense                                       5,483          6,044
     Taxes                                                    134          2,233
     Other                                                     --          3,029
     ---------------------------------------------------------------------------
                                                           40,324         35,543
     ===========================================================================

19.  DEBT

     --------------------------------------------------------------------------
     (in thousands of $)                                     2002          2001
     --------------------------------------------------------------------------
     US Dollar denominated floating rate debt           1,314,183     1,238,952
     (LIBOR + 0.485% to 2.75%) due through 2011
     Yen denominated floating rate debt (LIBOR +          110,718       109,640
     1.125% to 1.313%) due through 2011
     Fixed rate debt 0% due through 2005                    2,000         2,000
     Fixed rate debt 8.00% due through 2005                11,250        31,500
                                                        -----------------------
                                                        1,438,151     1,382,092
     Credit facilities                                      7,321         9,859
     --------------------------------------------------------------------------
     Total debt                                         1,445,472     1,391,951
     Less: short-term and current portion of
     long-term debt                                      (167,807)     (227,597)
     --------------------------------------------------------------------------
                                                        1,277,665     1,164,354
     ==========================================================================

     The outstanding debt as of December 31, 2002 is repayable as follows:

     Year ending December 31,
     (in thousands of $)

     2003                                                                167,807
     2004                                                                169,529
     2005                                                                266,080
     2006                                                                312,142
     2007                                                                134,871
     2008 and later                                                      395,043
     ---------------------------------------------------------------------------
     Total debt                                                        1,445,472
     ===========================================================================

     The weighted average interest rate for the floating rate debt denominated in US dollars was 3.93 per cent as of December 31, 2002 (2001 - 4.41 per cent). The weighted average interest rate for the floating rate debt denominated in Yen was 1.27 per cent as of December 31, 2002 (2001 - 1.37 per cent). These rates take into consideration related interest rate swaps.

     Certain of the fixed rate debt and the floating rate debt are collateralised by ship mortgages and, in the case of some debt, pledges of shares by each guarantor subsidiary. The Company's existing financing agreements impose operation and financing restrictions on the Company which may significantly limit or prohibit, among other things, the Company's ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into time or consecutive voyage charters or pay dividends without the consent of our lenders. In addition, our lenders may accelerate the maturity of indebtedness under our financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including our failure to comply with any of the covenants contained in our financing agreements. Various debt agreements of the Company contain certain covenants which require compliance with certain financial ratios. Such ratios include equity ratio covenants, minimum value clauses, and minimum free cash restrictions. As of December 31, 2002 and 2001, the Company complied with all the debt covenants of its various debt agreements.

     The acquisition of Golden Ocean was conducted so that the loans held by Golden Ocean's subsidiaries are non-recourse to Frontline. This implies that any guarantees on behalf of a Golden Ocean subsidiary are issued only by either Golden Ocean and or other Golden Ocean subsidiaries. Frontline's exposure to Golden Ocean is therefore limited to $15 million injected as equity, a $50 million term loan and a $10 million revolving credit facility provided by Frontline to Golden Ocean. As of December 31, 2002 the amounts outstanding under the term loan and revolving credit facility was $nil and $nil, respectively (2001 - $2.49 million and $nil, respectively).

     At December 31, 2001, a 100 per cent owned subsidiary of Golden Ocean, Golden Stream Corporation was party to a loan agreement with Griffin Shipping Inc. ("Griffin"). The amount outstanding under this loan agreement was $48,068,000, which was fully repayable on March 30, 2002. Golden Stream Corporation failed to repay the loan on the due date. This situation gave rise to substantial doubt as to the ability of Golden Ocean to continue to operate as a going concern as at December 31, 2001. Griffin did not declare a default under the loan agreement and in the fourth quarter of 2002, a satisfactory agreement was reached with Griffin, Golden Stream Corporation was restructured and the vessel was refinanced. As a result of the restructuring and refinancing in 2002, Golden Stream Corporation is owned in a non-recourse subsidiary of Frontline where Frontline has guaranteed, and partly provided, the first $28 million of debt.

20.  SHARE CAPITAL

     Authorised share capital:

     ---------------------------------------------------------------------------
     (in thousands of $)                                        2002        2001
     ---------------------------------------------------------------------------
     125,000,000 ordinary shares of $2.50 each               312,500     312,500
     ===========================================================================

     Issued and fully paid share capital:

     ---------------------------------------------------------------------------
     (in thousands of $, except share numbers)                  2002        2001
     ---------------------------------------------------------------------------
     76,466,566 ordinary shares of $2.50 each                191,166     191,019
     (2001 - 76,407,566)
     ===========================================================================

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

     Of the authorised and unissued ordinary shares at December 31, 2002, 546,800 are reserved for issue pursuant to subscription under options granted under the Company's share option plans. As at December 31, 2002, except for the shares which would be issued on the exercise of the options, no unissued share capital of the Company is under option or is conditionally or unconditionally to be put under option.

     On August 21, 2000, at the Annual General Meeting of the Company, the stockholders approved an increase in the Company's authorised share capital from 100,000,000 Ordinary Shares of $2.50 par value each to 125,000,000 Ordinary Shares of $2.50 par value each.

     In 2002 the Company issued 59,000 shares in connection with the exercise of employee share options. During 2001 the Company issued 129,500 shares in connection with the exercise of employee share options and issued 416,555 ordinary shares pursuant to subscriptions under warrants that could be exercised at any time up to May 11, 2001 (see Note 21).

     In 2000 and 2001, the Company bought back and cancelled a total of 1,719,845 and 2,207,300 of its Ordinary Shares, respectively, in a number of separate market transactions. These share buybacks were made within a Board of Directors authority to buy back up to 7,500,000 ordinary shares. In 2000 the Company also acquired 430,000 of its Ordinary Shares over which it held a call option acquired in 1999.

     In September 2001 the Company established a twelve month facility for a Stock Indexed Total Return Swap Programme or Equity Swap Line with the Bank of Nova Scotia ("BNS"), whereby the latter acquires shares in the Company, and the Company carries the risk of fluctuations in the share price of those acquired shares. BNS is compensated at their cost of funding plus a margin. In 2002, the term of the Equity Swap Line was extended until February 2004. At December 31, 2002 and 2001, BNS had acquired a total of 2,695,000 and 2,100,000 Frontline shares under the Programme, respectively.

     A number of the Company's bank loans contain a clause that permit dividend payments subject to the Company meeting certain equity ratio and cash covenants immediately after such dividends being paid.

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

21.  WARRANTS AND SHARE OPTION PLANS

     Pursuant to the terms of the Amalgamation Agreement, warrants to purchase 2,600,000 shares (restated from 26,000,000) in the Company were granted on the date of Amalgamation. These warrants were recorded at an estimated fair value at November 1, 1997 using the Black-Scholes option pricing model. These warrants entitled the holder to subscribe for one ordinary share in the Company at a price of $15.91 and were exercisable at any time up to May 11, 2001. On May 11, 2001 any warrants that had not been exercised expired.

     The following summarises the warrant transactions:

     --------------------------------------------------------------------------
                                                                         Number
                                                                      of Shares
     --------------------------------------------------------------------------
     Warrants outstanding at December 31, 2000                        2,591,732
          Exercised or cancelled                                     (2,591,732)
     Warrants outstanding at December 31, 2001                               --
          Exercised or cancelled                                             --
     --------------------------------------------------------------------------
     Warrants outstanding at December 31, 2002                               --
     ==========================================================================

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

     The following summarises the share options transactions relating to the Bermuda Plan:

     ---------------------------------------------------------------------------
     (in thousands, except per share data)                Shares        Weighted
                                                                         average
                                                                        exercise
                                                                           price
     ---------------------------------------------------------------------------
     Options outstanding at December 31, 1999                413           $7.89
          Granted                                             15           $6.92
          Cancelled                                         (109)         $14.77
     Options outstanding at December 31, 2000                319           $5.50
          Granted                                            194          $11.76
          Exercised                                         (130)          $3.49
          Cancelled                                          (23)         $11.76
     Options outstanding at December 31, 2001                360           $7.71
          Granted                                            252          $11.90
          Exercised                                          (59)          $4.47
          Cancelled                                           (6)         $11.90
     ---------------------------------------------------------------------------
     Options outstanding at December 31, 2002                547          $11.24
     ===========================================================================

     Options exercisable at:
     December 31, 2000                                         4          $13.21
     ===========================================================================
     December 31, 2001                                       190           $4.07
     ===========================================================================
     December 31, 2002                                       187           $8.09
     ===========================================================================

     Under the U.K. Plan, options may be granted to any full-time director or employee of the Company or subsidiary. Options are only exercisable during the period of seven years following the third anniversary date of the grant.

     At December 31, 2002 and 2001 there were no options remaining outstanding under the U.K. Plan.

     The weighted average fair value of options granted under the Bermuda Plan in the year ended December 31, 2002, 2001 and 2000 was $6.80, $6.79 and $3.27, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model using the following weighted average assumptions:

                                                    2002        2001        2000
     Risk free interest rate                        2.8%        4.9%        6.6%
     Expected life                               5 years     5 years     3 years
     Expected volatility                             64%         60%         63%
     Expected dividend yield                          0%          0%          0%

     The options outstanding under the Bermuda Plan as at December 31, 2002 have exercise prices between $4.12 and $14.97. The exercise prices are reduced by any dividends declared after the date of grant. The options that were not exercisable at December 31, 2002, vest over a period from January 2003 to June 2005. The options outstanding under the Bermuda Plan as at December 31, 2002 have a weighted average contractual life of 4.85 years.

22.  FINANCIAL INSTRUMENTS

     Interest rate risk management
     In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. The Company has a portfolio of swaps that swap floating rate interest to fixed rate, which from a financial perspective hedge interest rate exposure. The Company does not hold or issue instruments for speculative or trading purposes. The counterparties to such contracts are J.P. Morgan Chase, Nordea Bank Norge, Credit Agricole Indosuez, Deutsche Schiffsbank, Midland Bank (HSBC), Den norske Bank and Skandinaviska Enskilda Banken. Credit risk exists to the extent that the counterparties are unable to perform under the contracts.

     The Company manages its debt portfolio with interest rate swap agreements in U.S. dollars to achieve an overall desired position of fixed and floating interest rates. The Company has entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR:

     Principal                                 Inception      Maturity     Fixed
                                                    Date          Date  Interest
                                                                            Rate
     (in thousands of $)
     $50,000                                January 2001   January 2006   5.635%
     $50,000                               February 1998  February 2003   5.685%
     $25,000                                 August 1998    August 2003   5.755%
     $25,000                                 August 1998    August 2003   5.756%
     $50,000                               February 1998  February 2003   5.775%
     $50,000                                  March 1998     March 2003   5.885%
     $49,338 reducing monthly to $29,793      March 1998     March 2006   7.288%
     $53,352 reducing monthly to $17,527  September 1998    August 2008   7.490%

     As at December 31, 2002, the notional principal amounts subject to such swap agreements was $352,690,000 (2001 - $362,828,000).

     Foreign currency risk

     The majority of the Company's transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. Certain of the Company's subsidiaries report in Sterling, Swedish kronor or Norwegian kroner and risks of two kinds arise as a result: a transaction risk, that is, the risk that currency fluctuations will have a negative effect on the value of the Company's cash flows; and a translation risk, the impact of adverse currency fluctuations in the translation of foreign operations and foreign assets and liabilities into U.S. dollars for the Company's consolidated financial statements. Certain of the Company's subsidiaries have Yen denominated long-term debt which as of December 31, 2002 stood at Yen 8,026,764,056 and charter contracts denominated in Yen with contracted payments as set forth in Note 7. Certain associated companies also have Yen denominated debt, the Company's share of this debt amounted to Yen 7,172,940,136 as December 31, 2002. There is a risk that currency fluctuations will have a negative effect on the value of the Company's cashflows. The Company has not entered into derivative contracts for either transaction or translation risk. Accordingly, such risk may have an adverse effect on the Company's financial condition and results of operations.

     Forward freight contracts

     The Company may enter into forward freight contracts and futures contracts in order to manage its exposure to the risk of movements in the spot market for certain trade routes. Market risk exists to the extent that spot market fluctuations have a negative effect on the Company's cash flows and consolidated statements of operations.

     As at December 31, 2002, the notional principal amounts subject to such forward freight contracts and futures contracts was $31,264,000.

     Fair Values

     The carrying value and estimated fair value of the Company's financial instruments at December 31, 2002 and 2001 are as follows:

                                                   2002         2002         2001         2001
     (in thousands of $)                       Carrying   Fair Value     Carrying   Fair Value
                                                  Value                     Value
     Non-Derivatives:
     Cash and cash equivalents                   92,078       92,078      178,176      178,176
     Restricted cash                              8,220        8,220       11,101       11,101
     Marketable securities                          262          262        1,159        1,159
     Short-term debt and current portion of     167,807      167,807      227,597      227,597
     long-term debt
     Long-term debt                           1,277,665    1,277,665    1,164,354    1,164,354

     Derivatives:
     Interest rate swap transactions           (16,894)     (16,894)     (14,723)     (14,723)
     Equity swap Line                               390          390        4,412        4,412
     Forward freight contracts                    (548)        (548)            -            -

     The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value.

     The estimated fair value of marketable securities is based on the quoted market price of these or similar instruments when available.

     The estimated fair value for floating rate long-term debt is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis. The estimated fair value for fixed rate long-term debt is considered to be equal to the carrying value due to its company specific nature and the lack of a market in such debt.

     The fair value of interest rate swaps is estimated by taking into account the cost of entering into interest rate swaps to offset the Company's outstanding swaps.

     The fair value of the Equity Swap Line (see Note 20) is based on the quoted market price of the Company's shares held by the Bank of Nova Scotia minus the acquisition cost of those shares.

     The fair value of forward freight contracts is estimated by taking into account the cost of entering into forward freight contracts to offset the Company's outstanding contracts.

     Concentrations of risk

     There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with the Bank of America N.A., Skandinaviska Enskilda Banken, BNP Paribas, Den norske Bank and Nordea Bank Norge. However, the Company believes this risk is remote as these banks are high credit quality financial institutions.

     The majority of the vessels' gross earnings are receivable in U.S. dollars. In 2002, 2001 and 2000, no customer accounted for 10 per cent or more of freight revenues.

23.  RELATED PARTY TRANSACTIONS

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

     In June 1998, the Company obtained a loan of $87.5 million from Metrogas, the Metrogas Loan, to finance the acquisition of five VLCC newbuilding contracts. At December 31, 1998, an amount of $89 million was outstanding in respect of the Metrogas Loan, including interest accrued thereon. On September 30, 1999, $35 million of the $89 million Metrogas Loan was converted to equity by the issuance of 8,230,000 shares at an issue price of NOK 33.00 per share. In connection with this conversion, Metrogas offered $15 million of the resulting ordinary shares to existing Frontline shareholders and warrant holders, excluding US persons. In connection with this secondary offering by Metrogas, Frontline bore costs of the offering of $15,000. At December 31, 1999, an amount of $56.7 million was outstanding in respect of the Metrogas Loan, including interest accrued thereon. On February 25, 2000, $30 million of the Metrogas Loan was converted to equity, resulting in the issuance of 4,350,000 ordinary shares at an issue price of NOK 57.50 per share. In connection with this conversion, Metrogas offered 2,000,000 of the resulting ordinary shares to existing Frontline shareholders and warrant holders, excluding US persons. In August 2000, the outstanding principal amount of $24.0 on the Metrogas Loan was repaid in full, together with $4.3 million interest accrued thereon. In the year ended December 31, 2000, the Metrogas Loan bore interest at the rate of 8.0 per cent and the Company incurred an interest cost of $1.6 million.

     In addition to the lending arrangement described above, Hemen affiliated parties have, during 1998 and 1999, provided additional short term financing to the Company. Such financing bore interest at a rate of between
     6.75 and 8.8 per cent per annum in 2000. Interest expense recorded by the Company in 2000 in respect of such financing was $1,095,380.

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

     In February 2001, the Company acquired newbuilding contracts for the construction and purchase of three VLCC tankers at the Hitachi shipyard in Japan for delivery in 2002 from Seatankers Management Co. Ltd, a company affiliated with Hemen. These contracts were acquired for the original contract price of $72 million each plus $0.5 million per contract. These three newbuildings were delivered in 2002.

     In the years ended December 31, 2002 and 2001, Frontline provided services to Seatankers. These services include management support and administrative services including services to a newbuilding project known as the Uljanik Project. In the years ended December 31, 2002 and 2001, the Company has earned management fee income from Seatankers Ltd of $253,762 and $277,855, respectively. As at December 31, 2002 and 2001 an amount of $141,359 and $314,923, respectively were due from Seatankers Ltd in respect of these fees and for the reimbursement of costs incurred on behalf of Seatankers Ltd.

     In the year ended December 31, 2002, Frontline has provided management support and administrative services to Osprey. In the year ended 31 December 2002 management fees of $42,000 have been earned from Osprey and as at December 31, 2002 an amount of $18,000 was due from Osprey in respect of these fees and for the reimbursement of costs incurred on the Company's behalf by Osprey. At December 31, 2002, an amount of $103,838 was due to Osprey in respect of Tankers pool distributions due to Osprey that were received by the Company.

     In the years ended December 31, 2002 and 2001, Frontline has provided services to Golar LNG Limited. Osprey, which is controlled by World
     Shipholding, holds 50.01 per cent of Golar LNG. The services provided include management support, corporate services and administrative services. In the years ended 31 December 2002 and 2001, management fees from Golar LNG of $391,153 and $258,960, respectively have been earned by the Company. As at December 31 2002 and 2001, an amount of $86,343 and $547,966, respectively were due from Golar LNG in respect of these fees and for the reimbursement of costs incurred on behalf of Golar LNG.

     In the year ended December 31, 2002, Frontline has provided management support and administrative services to Northern Offshore Limited, Northern Offshore is controlled by Osprey. In the year ended 31 December 2002 management fees of $173,724 have been earned from Northern Offshore and as at December 31, 2002 an amount of $31,071 was due from Northern Offshore.

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

     The following table reflects unaudited pro-forma combined results of operations of the Company on the basis that the acquisition of Mosvold had taken place at January 1, 2000:

     (in thousands of $, except per share data)             2001           2000
                                                     (unaudited)    (unaudited)
     Net operating revenues                              655,527        616,367
     Net income                                          384,453        319,883
     Basic earnings per share                              $5.01          $4.36
     Diluted earnings per share                            $5.00          $4.35

     In management's opinion, the adoption of fresh-start accounting in the financial statements of Golden Ocean means that the presentation of unaudited pro-forma combined results of operations would not provide meaningful information to the readers of these financial statements and no presentation has been made accordingly.

25.  COMMITMENTS AND CONTINGENCIES

     Assets Pledged

     (in thousands of $)                                     2002          2001
     Ship mortgages                                     2,238,905     2,195,752
     Restricted bank deposits                               8,220        11,101
     ---------------------------------------------------------------------------
                                                        2,247,125     2,206,853
     ===========================================================================

     Other Contractual Commitments

     The Company insures the legal liability risks for its shipping activities with Assuranceforeningen SKULD, Assuranceforeningen Gard Gjensidig, Britannia Steam Ship Insurance Association Limited, and the United Kingdom Mutual Steamship Assurance Association (Bermuda), all mutual protection and indemnity associations. As a member of these mutual associations, the Company is subject to calls payable to the associations based on the Company's claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which result in additional calls on the members.

     The Company has guaranteed the yen and dollar long-term borrowings of associated companies for amounts of $176.4 million, including (Y)14.3 billion, which is equivalent to $121.0 million at December 31, 2002.

     Certain  of  the  Company's   subsidiaries   have  contractual   rights  to
     participate in the profits of the vessels New Vanguard, New Vista and Channel Alliance. Revenues arising from these arrangements have been accrued to the balance sheet date.

     The charterers of three of the Company's vessels have contractual rights to participate in the profits on sale of those vessels. In the case of the Cos Hero, the charterer is entitled to 50 per cent of the profit realised on any qualifying sale. The Cos Hero may only be sold if the profit from sale will exceed $3.0 million. Profit is defined as sale proceeds less debt outstanding in the relevant profit share agreements. If the New Vanguard or New Vista are sold, the charterer is entitled to claim up to $1 million to cover losses incurred on subcharters of the vessel. Any remaining profit is to be split 60:40 in favour of the owner.

     The charterer of the Company's vessel, Navix Astral, holds a purchase option denominated in yen to purchase the vessel. The purchase option reduces on a sliding scale over the term of the related charter and is at a strike price that is in excess of the related debt on the vessel. The option is exercisable at any time after the end of the seventh year of the charter.

     At December 31, 2002, the Company had eight vessels that were sold by the Company at various times during the period from November 1999 to December 31, 2002, and leased back on charters that range for periods of eight to ten years with options on the lessors' side to extend the charters for periods that range up to five years. Four of these charters are accounted for as capital leases and four are accounted for as operating leases. The Company has purchase options at certain specified dates and the lessor has options to put the vessels on the Company at the end of the lease terms for all of these eight vessels. The total amount that the Company would be required to pay under these put options with respect to the operating leases is $56.8 million.

     At December 31, 2002 the Company had a non-cancellable contract for the construction of one newbuilding tanker, scheduled for delivery in July 2003. At December 31, 2002, the Company is committed to make further instalments of $59.4 million under this contract, of which it is estimated approximately $12 million will be financed from working capital. Bank financing has been arranged for this vessel.

     In 2001, the Company received an adverse decision from the Swedish Administrative Court of Appeal with respect to a tax dispute with the Swedish tax authorities relating to ICB. The dispute arises from a limited partnership in which ICB invested, and which sold a vessel on the exercise of a purchase option by a third party in 1990. The Swedish tax authorities assessed an "exit" tax on ICB and the other members of the limited partnership and also sought to tax ICB and the other members for income earned by the partnership. ICB has contested these assessments. The Swedish Administrative Court of Appeal upheld a decision by a County Administrative Court finding ICB liable for these assessments. Including accrued interest, the taxes found due by the court total approximately SEK 90 million, or $10.6 million at the exchange rate prevailing at December 31, 2002 ($8.5 million at the exchange rate prevailing at December 31, 2001). ICB is appealing this judgement. In the event that the appeal is not successful, the tax will be accounted for as an adjustment to the purchase price of ICB.

26.  SUPPLEMENTAL INFORMATION

     Non-cash investing and financing activities included the following:

     (in thousands of $)                           2002        2001       2000

     Unrealised appreciation (depreciation)
       on investments
     Recorded directly to equity                   (54)     (7,960)        295

     In connection with purchase of fixed
       assets:
     Shares issued                                  --          --      28,000

     Acquisition of businesses:
     Assets acquired, including goodwill            --      83,403     533,685
     Liabilities assumed and incurred               --      14,033     470,674
     Minority interest recorded                     --       1,152          --
     Shares issued                                  --          --      20,350

27.  DISCONTINUED OPERATIONS

     During the year ended December 31, 2002, the Company sold a portion of its dry bulk operations which has been recorded as discontinued operations. These activities have been previously been reported in the dry bulk carriers segment (See Note 4).

     The following table presents the information required by FAS 144 in respect of discontinued operations:

     (in thousands of $)                               2002       2001      2000
     Carrying amount of assets disposed of           95,548         --        --
     Carrying amount of debt or lease retired        70,215         --        --

     Amounts recorded in discontinued operations
        Net operating revenues                       12,505     19,159     4,543
        Net income (loss) before cumulative effect   (1,929)    20,280     7,957
          of change in accounting principle
        Gain (loss) on disposal                      (3,109)        --        --

     ===========================================================================

28. SUBSEQUENT EVENTS

     On February 24, 2003, the Board declared a dividend of $0.15 per share, to be paid on or about March 24, 2003.

     In January 2003, the Company acquired the Suezmax tankers, Polytrader and Polytraveller. These vessels were owned by K/S Rasmussen Teamship A/S II and K/S Rasmussen Teamship A/S III in which the Company has a 40 percent and 35 per cent interest, respectively. The Company subsequently sold the two vessels at the end of March 2003.

     On May 8, 2003, the Company declared a dividend of $1.00 per share to be paid on or about June 6, 2003.

     On June 9, 2003, the Company announced that it had agreed to sell two 2000 built Suezmax tankers, the Front Sun and the Front Sky to OMI Corporation ("OMI"), for $49.25 million per vessel, consisting of $43.25 million cash and one million shares of OMI common stock valued at $6.00 per share, with a share price guarantee from OMI at $5.70 over a six month period. Frontline will pay to OMI any shortfall of time charter equivalent earnings per vessel below an average of $20,000 per day for one year from delivery. Delivery of the vessels to OMI is expected to occur in the third quarter of 2003.

     On June 9, 2003, the Company announced that it had agreed to sell two of the Company's 2001 built Suezmax tankers, the Front Melody and Front Symphony, to two German K/Gs promoted by Dr. Peters GmbH. The vessels are expected delivered to their new owners in June 2003. The vessels will be chartered back on 12.5 years time charter arrangement, including options for the Company to buy back the vessels at the end of the charter period.

     On June 9, 2003, the Company announced that it had agreed with partners Euronav Luxembourg SA (Euronav) and Overseas Shipholding Group, Inc. ("OSG") to swap interests in six joint venture companies, which each own a VLCC. The agreements will result in the Company selling its interest in the vessel Pacific Lagoon to Euronav; acquiring, jointly with OSG, Euronav's interest in the Ariake and Sakura I increasing its share in such vessels to
     50.1 per cent each; and exchanging its interest in the Ichiban (33.33 per cent) with Euronav for a portion of Euronav's interest in the Tanabe and Hakata increasing its interest in these vessels to 50.1 per cent each.

     On June 9, 2003, the Company announced that it had decided to exercise the Company's call option on the Frontline shares held by the Bank of Nova Scotia (see Note 20). The transaction involves 3,070,000 shares, which will be acquired at a cost of $8.97 per share. The shares acquired as a result will immediately be cancelled, bringing the number of issued and outstanding ordinary shares of the Company to 73,473,066. The transaction effectively terminates the current BNS facility.

     On June 9, 2003, the Company declared a dividend of $1.00 per share to be paid on or about July 7, 2003.

     On July 1, 2003 the Company's subsidiary Golden Ocean Group Limited, entered into an option agreement with Hemen. The option agreement gives Golden Ocean the right to acquire all of the shares of Independent Tankers Corporation ("ITC") from Hemen for a total consideration of $4.0 million plus 4 per cent interest per year. ITC owns a total of six VLCCs and four Suezmax tankers, which are on long-term charters to BP and Chevron. Golden Ocean paid $10.0 million for the option, which expires on July 1, 2010. The total book value of ITC's consolidated assets at December 31, 2002 was approximately $960 million.

ITEM 19.          EXHIBITS

Number            Description of Exhibit

1.1* Memorandum of Association of the Company, incorporated by reference to Exhibit 3.1 of the Company's Registration Statement on Form F-1, Registration No. 33-70158 filed on October 12, 1993 (the "Original Registration Statement").

1.4* Amended and Restated Bye-Laws of the Company as adopted by shareholders on October 26, 2001, incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2001, filed on July 1, 2002.

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

8.1               Subsidiaries of the Company.

99.1              Certification of the Principal Executive Officer

99.2              Certification of the Principal Financial Officer

99.3              Certification of the Principal Accounting Officer

99.4              Certifications under Section 906 of the Sarbanes-Oxley act of
                  2002

* Incorporated herein by reference.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                  Frontline Ltd.
                               -------------------------------------------------
                                                   (Registrant)


Date July 15, 2003             By              /s/ Kate Blankenship
     -------------------       -------------------------------------------------
                                                   Kate Blankenship
                                  Company Secretary and Chief Accounting Officer

02089.0009 #416646