Form 20-F
period 2003-12-31
FRONTLINE LTD /
filed 2004-06-30
CIK 913290

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

                  For the fiscal year ended December 31, 2003

                                       OR

[_]            TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from
                              --------------------------------------------------


Commission file number              0-22704
                       ---------------------------------------------------------


                                 Frontline Ltd.
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)


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

          Title of each class                        Name of each exchange
                                                      on which registered
     Ordinary Shares, $2.50 Par Value               New York Stock Exchange
----------------------------------------          ------------------------------

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

                  73,647,930 Ordinary Shares, $2.50 Par Value
--------------------------------------------------------------------------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

     Yes |X|             No |_|

Indicate by check mark which financial statement item the registrant has elected to follow.

     Item 17 |_|         Item 18 |X|

                          INDEX TO REPORT ON FORM 20-F

PART I                                                                      PAGE

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS ..........1

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE ........................1

ITEM 3.     KEY INFORMATION ................................................1

ITEM 4.     INFORMATION ON THE COMPANY .....................................8

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS ...................23

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES .....................37

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS ..............39

ITEM 8.     FINANCIAL INFORMATION ..........................................40

ITEM 9.     THE OFFER AND LISTING ..........................................41

ITEM 10.    ADDITIONAL INFORMATION .........................................42

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK .....44

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES .........45

                                     PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES ................46

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
            AND USE OF PROCEEDS ............................................46

ITEM 15.    CONTROLS AND PROCEDURES ........................................46

ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT ...............................46

ITEM 16B.   CODE OF ETHICS .................................................46

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES ......................................46

ITEM 16D.   EXEMPTIONS FOM THE LISTING STANDARDS FOR AUDIT COMMITTEES ......47

                                    PART III

ITEM 17.    FINANCIAL STATEMENTS ...........................................47

ITEM 18.    FINANCIAL STATEMENTS ...........................................48

ITEM 19.    EXHIBITS .......................................................49

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

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

The selected income statement data of the Company with respect to the fiscal years ended December 31, 2003, 2002 and 2001 and the selected balance sheet data of the Company with respect to the fiscal years ended December 31, 2003 and 2002 have been derived from the Company's Consolidated Financial Statements included herein and should be read in conjunction with such statements and the notes thereto. The selected income statement data with respect to the fiscal years ended December 31, 2000 and 1999 and the selected balance sheet data with respect to the fiscal years ended December 31, 2001, 2000 and 1999 has been derived from consolidated financial statements of the Company not included herein. The following table should also be read in conjunction with Item 5. "Operating and Financial Review and Prospects" and the Company's Consolidated Financial Statements and Notes thereto included herein.

                                                                          Fiscal Year Ended December 31,
                                                      ---------------------------------------------------------------------
                                                             2003           2002           2001          2000          1999
(in thousand of $, except Ordinary Shares,  per Ordinary Share data and ratios)

Income Statement Data:
Total operating revenues(1)                           $ 1,173,783    $   551,595    $   716,478   $   692,717   $   367,876
Total operating expenses(1)                           $   687,007    $   454,691    $   376,678   $   322,328   $   344,307
Net operating income (loss)                           $   492,402    $    95,676    $   375,420   $   374,269   $   (12,210)
Net income (loss) from continuing operations before
income taxes and minority interest                    $   443,130    $     7,150    $   330,551   $   305,951   $   (91,150)
Net income (loss) from continuing operations before
cumulative effect of change in accounting principle   $   443,127    $     7,172    $   330,107   $   305,910   $   (86,896)
Discontinued operations(2)                            $        --    $    (1,929)   $    21,076   $     7,957   $        --
Cumulative effect of change in accounting principle   $   (33,767)   $   (14,142)   $    31,545   $        --   $        --
Net (loss) income                                     $   409,360    $    (8,899)   $   382,728   $   313,867   $   (86,896)

Earnings (loss) from continuing operations before
cumulative effect of change in accounting
principle per Ordinary Share
- basic                                               $      5.92    $      0.09    $      4.30   $      4.17   $     (1.76)
- diluted                                             $      5.90    $      0.09    $      4.29   $      4.16   $     (1.76)
Earnings (loss) per Ordinary Share
- basic                                               $      5.47    $     (0.12)   $      4.99   $      4.28   $     (1.76)
- diluted                                             $      5.45    $     (0.12)   $      4.98   $      4.27   $     (1.76)
Cash dividends paid per Ordinary Share                $      4.55    $      0.25    $      1.50   $        --   $        --

Certain   comparative   figures  have  been   reclassified  to  conform  to  the
presentation adopted in the current period.

----------
(1) Previously we have reported net operating revenues in our income statement data. Effective December 31, 2003 we have reclassified voyage expenses and commission as a component of total operating expenses and now report total operating revenues and total operating expenses.

(2) During the year ended December 31, 2002 the Company sold a portion of its dry-bulk operations which have been recorded as discontinued operations in 2002, 2001 and 2000. These operations were acquired in 2000. 3 Return on capital employed is calculated as net income (loss) before the cumulative effect of a change in accounting principle, interest expense and foreign exchange gains (losses), as a percentage of average capital employed.

Balance Sheet Data (at end of year):
Cash and cash equivalents                  $    124,189     $     92,078     $    178,176     $    103,514     $     65,467
Newbuildings and vessel purchase options   $      8,370     $     27,405     $    102,781     $     36,326     $     32,777
Vessels and equipment, net                 $  2,165,239     $  2,373,329     $  2,196,959     $  2,254,921     $  1,523,112
Vessels under capital lease, net           $    765,126     $    264,902     $    317,208     $    108,387     $         --
Investments in associated companies        $    173,329     $    119,329     $    109,898     $     27,361     $     16,274
Total assets                               $  4,463,535     $  3,034,743     $  3,033,774     $  2,780,988     $  1,726,793
Short-term debt and current portion of
long-term debt                             $    191,131     $    167,807     $    227,597     $    212,767     $    116,814
Current portion of obligations under
capital lease                              $     20,138     $     13,164     $     17,127     $      7,888     $         --
Long-term debt                             $  2,091,286     $  1,277,665     $  1,164,354     $  1,331,372     $    962,880
Obligations under capital lease            $    753,823     $    259,527     $    283,663     $    101,875     $         --
Share capital                              $    184,120     $    191,166     $    191,019     $    195,172     $    152,405
Stockholders' equity                       $  1,255,417     $  1,226,973     $  1,252,401     $  1,029,490     $    557,300
Ordinary Shares outstanding                  73,647,930       76,466,566       76,407,566       78,068,811       60,961,860

Cash Flow Data
Cash provided by operating activities      $    523,280     $    142,025     $    477,607     $    271,582     $     46,486
Cash provided by (used in) investing
activities                                 $   (269,058)    $   (222,893)    $   (103,782)    $   (508,938)    $    175,532
Cash provided by (used in) financing
activities                                 $   (233,303)    $     (5,230)    $   (299,163)    $    275,403     $   (230,585)

Other Financial Data
Return on capital employed (percentage)3          14.75%             2.9%            14.7%            18.2%             0.1%
Equity to assets ratio (percentage)(4)             28.1%            40.5%            41.3%            37.0%            32.3%
Debt to equity ratio(5)                             2.4              1.4              1.4              1.6              1.9
Price earnings ratio(6)                             4.3              neg              2.1              3.3              neg
Net voyage revenues                        $    765,985     $    354,212     $    551,515     $    559,601     $    223,334

--------
(4) Equity to assets ratio is calculated as total stockholders' equity divided by total assets.

(5) Debt to equity ratio is calculated as total interest bearing current and long-term liabilities, including obligations under capital leases, divided by stockholders' equity.

(6) Price earnings ratio is calculated using the closing year end share price divided by basic Earnings per Share.

The Company's vessels are operated under time charters, bareboat charters, voyage charters pool arrangements and COAs. Under a time charter, the charterer pays substantially all of the vessel voyage costs. Under a bareboat charter the charterer pays substantially all of the vessel voyage and operating costs. Under a voyage charter, the vessel owner pays such costs. Vessel voyage costs are primarily fuel and port charges. Accordingly, charter income from a voyage charter would be greater than that from an equally profitable time charter to take account of the owner's payment of vessel voyage costs. In order to compare vessels trading under different types of charters, it is standard industry practice to measure the revenue performance of a vessel in terms of average daily time charter equivalent earnings, or TCEs. For voyage charters, this is calculated by dividing net voyage revenues by the number of days on charter. Days spent off-hire are excluded from this calculation. Net voyage revenues, a non-GAAP measure, provides more meaningful information to us than voyage revenues, the most directly comparable GAAP measure. Net voyage revenues are also widely used by investors and analysts in the tanker shipping industry for comparing financial performance between companies and to industry averages. The following table reconciles our net voyage revenues to voyage revenues.

                                       2003          2002          2001          2000          1999
Voyage revenues                   1,089,583       489,286       639,807       656,917       339,996
Voyage expenses and commission     (323,598)     (135,074)      (88,292)      (97,316)     (116,662)
                                 ------------------------------------------------------------------
Net voyage revenues                 765,985       354,212       551,515       559,601       223,334
                                 ==================================================================

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

The cyclical nature of the tanker industry may lead to volatile changes in charter rates and vessel values which may adversely affect our earnings

Historically, the tanker industry has been highly cyclical, with volatility in profitability and asset values resulting from changes in the supply of and demand for tanker capacity. If the tanker market is depressed in the future our earnings and available cash flow may decrease. Our ability to re-charter our vessels on the expiration or termination of their current spot and time charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker market. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products.

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

We charter 46 vessels from our subsidiary Ship Finance International Limited at fixed rates on long-term charters. We are obliged to make fixed rate hire payments to Ship Finance even though our income may decrease to levels that make these charters unprofitable.

The long term time charters to us extend for various periods depending on the age of the vessels, ranging from approximately seven to 22 years. With certain exceptions, the daily base charter rates, which are payable by us are as follows:

Year                                                   VLCC              Suezmax
----                                                 -------             -------

2003 to 2006                                         $25,575             $21,100
2007 to 2010                                         $25,175             $20,700
2011 and beyond                                      $24,175             $19,700

If our earnings from use of these vessels fall below these rates we will incur losses.

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

An acceleration of the current prohibition to trade deadlines for our non-double hull tankers could adversely affect its operations.

Our tanker fleet includes 19 non-double hull tankers. The United States, the European Union and the International Maritime Organization, or the IMO, have all imposed limits or prohibitions on the use of these types of tankers in specified markets after certain target dates, which range from 2010 to 2015. The sinking of the single hull m.t. Prestige offshore Spain in November 2002 has led to proposals by the European Union and the IMO to accelerate the prohibition to trade of all non-double hull tankers, with certain limited exceptions. In December 2003, the Marine Environmental Protection Committee of the IMO adopted a proposed amendment to the International Convention for the Prevention of Pollution from Ships to accelerate the phase out of single hull tankers from 2015 to 2010 unless the relevant flag states extend the date to 2015. This proposed amendment will take effect in April 2005 unless objected to by a sufficient number of states. We do not know whether any of our vessels will be subject to this accelerated phase-out, but this change could result in a number of our vessels being unable to trade in many markets after 2010. As a result, the estimated useful lives of fourteen of the Company's wholly owned vessels and two vessels owned by associated companies were reduced in the fourth quarter of 2003. A change in accounting estimate was recognised to reflect this decision, resulting in an increase in depreciation expense and consequently decreasing net income by $1.3 million and basic and diluted earnings per share by $0.02, for 2003. Moreover, the IMO may still adopt regulations in the future that could adversely affect the useful lives of our non-double hull tankers as well as its ability to generate income from them.

Compliance  with  safety,   environmental  and  other   governmental  and  other
requirements may adversely affect our business.

The  shipping  industry  is  affected  by  numerous  regulations  in the form of international conventions, national, state and local laws and national and international regulations in force in the jurisdictions in which such tankers operate, as well as in the country or countries in which such tankers are registered. These regulations include the U.S. Oil Pollution Act of 1990, or OPA, the International Convention on Civil Liability for Oil Pollution Damage of 1969, International Convention for the Prevention of Pollution from Ships, the IMO International Convention for the Safety of Life at Sea of 1974, or SOLAS,
the International Convention on Load Lines of 1966 and the U.S. Marine Transportation Security Act of 2002. In addition, vessel classification societies also impose significant safety and other requirements on our vessels. We believe our vessels are maintained in good condition in compliance with present regulatory and class requirements relevant to areas in which they operate, and are operated in compliance with applicable safety/environmental laws and regulations. However, regulation of vessels, particularly in the areas of safety and environmental impact may change in the future and require significant capital expenditures be incurred on our vessels to keep them in compliance.

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

An increase in interest rates could materially and adversely affect our financial performance

At December 31, 2003 we had total long-term debt outstanding of $2,282.4 million, of which $1,095.1 million is floating rate debt. The Company uses interest rate swaps to manage interest rate risk. As at December 31, 2003 the Company's interest rate swap arrangements effectively fix the Company's interest rate exposure on $140.5 million of floating rate debt. Our maximum exposure to interest rate fluctuations is $954.6 million at December 31, 2003. If interest rates rise significantly, that could materially and adversely affect our results of operations.

Fluctuations in the Yen could affect our earnings

Certain of our vessels have charters and financing arrangements that require payments of principal and interest or charter hire in Yen. As we have not hedged our Yen exposure against the Dollar, a change in the exchange rate for Yen could have an adverse impact on our financial condition and results of operations.

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

An increase in costs could materially and adversely affect our financial performance

Our vessel operating expenses depend on a variety of factors including crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, many of which are beyond our control and affect the entire shipping industry. Some of these costs, primarily insurance and enhanced security measures implemented after September 11, 2001, are increasing. The terrorist attack of the VLCC Limburg in Yemen during October 2002 has resulted in even more emphasis on security and pressure on insurance rates. If costs continue to rise, that could materially and adversely affect our results of operations.

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

Our operations outside the United States expose us to global risks that may interfere with the operation of our vessels

We are an international company and primarily conduct our operations outside of the United States. Changing economic, regulatory, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered affect us. Hostilities or other political instability in regions where our vessels trade could affect our trade patterns and adversely affect our operations and performance. The terrorist attacks against targets in the United States on September 11, 2001 and the military response by the United States has increased the likelihood of acts of terrorism worldwide. Acts of terrorism, regional hostilities or other political instability, as shown by the attack on the Limburg in Yemen in October 2002, attacks on oil pipelines during and subsequent to the Iraq war in 2003 and attacks on expatriate workers in the Middle East could adversely affect the oil trade and reduce our revenue or increase our expenses.

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

We may not be exempt from U.S. taxation on our U.S. source shipping income, which would reduce our net income and cash flow by the amount of the applicable tax

Under the United States Internal Revenue Code of 1986, or the Code, a portion of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, may be subject to a 4% United States federal income tax on 50% of the gross shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the U.S., unless that corporation is entitled to a special tax exemption under the Code which applies to the international shipping income derived by some non-United States corporations. We believe that we and each of our subsidiaries qualify for this statutory tax exemption for the year ended December 31, 2003.

However, due to the absence of final Treasury regulations applicable to calendar year 2003 or other definitive authority concerning some aspects of this tax exemption under the relevant provisions of the Code and to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

If we or our subsidiaries are not entitled to this statutory tax exemption for any taxable year, we or our subsidiaries could be subject for those years to an effective 4% United States federal income tax on the portion of the income we or our subsidiaries derive during the year from United States sources. The imposition of this taxation could have a material adverse effect on our net income and cash flow.

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

We are engaged primarily in the ownership and operation of oil tankers, including oil/bulk/ore, or OBO carriers. We operate tankers of two sizes: very large crude carriers, or VLCCs, which are between 200,000 and 320,000 deadweight tons, or dwt, and Suezmaxes, which are vessels between 120,000 and 170,000 dwt. In addition, we have three dry bulk carriers. We operate through subsidiaries and partnerships located in Bermuda, Isle of Man, Liberia, Norway, Panama, Singapore, Sweden, Cayman Islands, the United States and the Bahamas. We are also involved in the charter, purchase and sale of vessels. Since 1996, we have emerged as a leading tanker company within the VLCC and Suezmax size sectors of the market.

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

In September 1997, Old Frontline initiated an amalgamation with London & Overseas Freighters Limited ("LOF"), also a Bermuda company. This process was completed in May 1998. In the business combination, which left LOF as the surviving company, Old Frontline's shareholders exchanged Old Frontline shares for LOF shares and LOF was subsequently renamed Frontline Ltd. As a result of this transaction, Frontline became listed on the London Stock Exchange and on the NASDAQ National Market (in the form of American Depositary Shares, or ADSs, represented by American Depositary Receipts, or ADRs) in addition to its listing on the Oslo Stock Exchange.

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

In December 2003, our subsidiary Ship Finance International Limited issued $580 million of 8.5% Senior Notes due 2013. In the first quarter of 2004, Ship Finance has used the proceeds of the Notes issue, together with a refinancing of existing debt, to fund the acquisition from us of a fleet of 47 crude oil tankers (including one purchase option for a VLCC) and we have chartered each of the ships back for most of their remaining lives. We also entered into fixed rate management and administrative services agreements with Ship Finance to provide for the operation and maintenance of these vessels and administrative support services. The charters and the management agreements were each given economic effect as of January 1, 2004. These transactions are discussed further below in "Spin-Off of Ship Finance International Limited and Future Strategy".

Ship Finance International Limited's shares are listed on the New York Stock Exchange as of June 17, 2004 under ticker symbol "SFL".

B. BUSINESS OVERVIEW

We are a world leader in the international seaborne transportation of crude oil. Our tanker fleet, which is one of the largest and most modern in the world, consists of 25 wholly owned, and 2 part-owned VLCCs and 28 wholly owned, Suezmax tankers, of which 8 are Suezmax OBOs. In addition, we have three wholly owned dry bulk carriers, being two Capesize and one Handymax size carriers. We also charter in thirteen modern VLCCs and three modern Suezmax tankers. At June 15, 2004 we also have a purchase option to acquire a further VLCC.

In 2003, we took delivery of one wholly-owned double-hulled VLCC newbuilding which was subsequently sold prior to the end of 2003 and we sold two 2001 built Suezmax tankers. In addition, in 2003 we sold and leased back two 2000 built VLCCs and two 2001 built Suezmax tankers. In 2003 we disposed of our 50 per cent interests in two VLCCs and increased our investment in five VLCCs from 33.33 per cent to 50.1 per cent. In 2003 we also acquired the remaining 50 per cent of a VLCC from a joint venture partner thereby obtaining 100 per cent ownership.

In December 2003, we agreed with our joint venture partner, Overseas Shipholding, Group, Inc ("OSG"), to swap interests in six joint venture companies, which each own a VLCC. In February 2004, these agreements resulted in us exchanging our interest in the vessels Dundee, Sakura I and Tanabe for OSG's interest in the vessels Edinburgh, Ariake and Hakata, thereby increasing our interests in these vessels to 100% each.

In May, 2004 we exercised our option to acquire all of the shares of Independent Tankers Corporation ("ITC") from Hemen Holding Ltd, a related party. ITC operates a fleet of six VLCCs and four Suezmax tankers which are all on long-term charters to BP and Chevron.

As of June 15, 2004 the fleet that we operate has a total tonnage of approximately 17.1 million dwt, and our tanker vessels have an average age of
7.8 years compared with an estimated industry average of over 8.6 years. We believe that our vessels comply with the most stringent of generally applicable environmental regulations for tankers.

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

2003 was a good year for the tanker market as freight rates increased dramatically compared to 2002, mainly due to limited fleet growth and strong growth in the demand for oil, and implicitly for oil tankers.

According to the International Energy Agency, world oil demand grew by 1.7 million barrels per day (mb/d) compared to 2002 with total world demand rising to 78.7 mb/d. The main driver of this growth was strong economic growth in China resulting in record import levels.

The world supply of oil  increased by 2.8 mb/d  compared with 2002 to a total of
79.4 mb/d in 2003. Repercussions of the oil workers' strike in Venezuela led to low inventories in the United States and the necessary oil to replenish them came to a large extent from the Middle East. At the moment Venezuela is still producing some 0.5 mb/d less than before the strike. This resulted in strong demand for VLCCs, and a very healthy market for most of the year. In addition, strong growth in the demand for oil in China gave the market additional strength. The war in Iraq reduced output from that country to 0.3-0.4 mb/d. However, during the fall season output continued to climb and averaged about 2.0 mb/d in the 4th quarter of 2003.

The size of the world tanker fleet increased by 2.5% in 2003. The VLCC segment of the market was unchanged, but Suezmax and smaller tankers increased by 4.5%. A total of 19.9 million deadweight tons (mill dwt) of tankers were scrapped in 2003, including 27 VLCC's and 13 Suezmaxes. A total of 49.3 mill dwt , including 51 VLCC's and 55 Suezmaxes, were added to orderbooks in the same period.

The total orderbook for tankers stood at 75.3 mill dwt at the end of 2003. This represents 24.6% of the current tanker fleet, compared to about 19% at the same time in 2002.

The outlook for the tanker market for the remainder of 2004 is positive since it seems that continued growth in oil consumption will ensure a positive demand for tankers. The freight forward market for the second half of 2004, as of June 15, 2004, stands at $75,000 per day for VLCC tankers.

The Company's three remaining dry bulk vessels are fixed on medium to long-term bareboat or time charters, which expire in 2005 and 2014.

Our business strategy is primarily based upon the following principles:

o emphasising operational safety and quality maintenance for all of our vessels;
o    complying with all current and proposed environmental regulations;
o    outsourcing technical operations and crewing;
o    controlling operational costs of vessels;
o operating one of the most modern and homogeneous fleets of tankers in the world;
o    achieving high utilisation of our vessels;
o    achieving competitive financing arrangements; and
o developing and maintaining relationships with major oil companies and industrial charterers.

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

In December 1999, the Company joined with five other shipowners to form Tankers International LLC, or Tankers to pool the commercial operation of the participating companies' modern VLCC fleets. Revenues allocated to each shipowner who participates in Tankers are calculated on the basis of the pool's total earnings and the tonnage committed into Tankers by the shipowner. In July 2002 we withdrew from Tankers and the commercial operations of our other VLCCs has been brought back under our direct management.

Since 1998 Frontline and OMI Corporation, a major international shipping company, have combined Suezmax tanker fleets for commercial purposes and created Alliance Chartering LLC, or Alliance. Alliance currently markets 44 Suezmax tankers, the majority of which are employed in the Atlantic Basin. Alliance's control of this large modern fleet of Suezmaxes has enabled it to strengthen relationships with a number of customers. These arrangements may allow Alliance the opportunity to increase its Suezmax fleet utilisation through backhauls when cargo is available (that is, transporting cargo on the return trip when a ship would normally be empty) which would improve vessel earnings. Alliance mainly employs vessels in the spot market, although it also from time to time enters into COAs and time charters. Revenues allocated to each shipowner who participates in Alliance are based on the actual earnings from the vessels contributed to Alliance by the shipowner.

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

o Our vessels are managed by independent ship management companies. Pursuant to management agreements, each of the independent ship management companies provides operations, ship maintenance, crewing, technical support, shipyard supervision and related services to Frontline. A central part of our strategy is to benchmark operational performance and cost level amongst our ship managers.
o Independent ship managers provide crewing for our vessels. Currently, our vessels are crewed with Russian, Ukranian, Croatian, Baltic, Indian and Filipino officers and crews, or combinations of these nationalities.
o Accounting services for each of our shipowning subsidiaries are provided by the ship managers.

Spin-Off of Ship Finance International Limited and Future Strategy

Ship Finance International Limited ("Ship Finance"), initially a wholly-owned subsidiary of the Company, was incorporated in Bermuda in October 2003 for the purpose of acquiring certain of our shipping assets. In December 2003, Ship Finance issued $580 million of 8.5% Senior Notes due 2013. In the first quarter of 2004, Ship Finance has used the proceeds of the Notes issue, together with a refinancing of existing debt, to fund the acquisition from us of a fleet of 47 crude oil tankers (including one purchase option for a VLCC) and we have chartered each of the ships back for most of their remaining lives. We also entered into fixed rate management and administrative services agreements with Ship Finance to provide for the operation and maintenance of the Company's vessels and administrative support services. The charters and the management agreements were each given economic effect as of January 1, 2004.

The long term time charters to us extend for various periods depending on the age of the vessels, ranging from approximately seven to 22 years. Nine of the vessels that Ship Finance acquired are on existing long term time charters and three vessels are on existing long term bareboat charters. Ship Finance has agreed with us that it will treat all of these vessels as being under time charters to us, on the same terms and effective on the same date as the other 34 vessels for all economic purposes. With certain exceptions, the daily base charter rates, which are payable to us monthly in advance for a maximum of 360 days per year (361 days per leap year), are as follows:

Year                                                  VLCC               Suezmax
----                                                 -------             -------

2003 to 2006 ...........................             $25,575             $21,100
2007 to 2010 ...........................             $25,175             $20,700
2011 and beyond ........................             $24,175             $19,700

Under the terms of a charter ancillary agreement, beginning with the 11-month period from February 1, 2004 and for each calendar year after that, we have agreed to pay Ship Finance a profit sharing payment equal to 20% of the charter revenues for the applicable period, calculated on a TCE basis, realised by us from use of our fleet in excess of average rates of $25,575 per day for each VLCC and $21,100 per day for each Suezmax tanker.

On May 28, 2004, we announced the distribution of 25% of Ship Finance's common shares to our common shareholders in a partial spin off. On June 16, 2004, each Frontline shareholder of record on June 7, 2004, received one share in Ship
Finance for every four Frontline shares held. The record date for the distribution was June 7, 2004, and the distribution date was June 16, 2004. On June 17, 2004, the Ship Finance common shares commenced trading on the New York Stock Exchange under the ticker symbol "SFL".

Following the spin off of 25% of Ship Finance, our operations will be comprised of four main components as follows:

     o Our charter and management agreements with Ship Finance including a $250 million cash deposit we are required to reserve to secure the charters.
     o    The ownership of 75 per cent of Ship Finance.
     o    The ownership of ITC.
     o The ownership of our remaining vessels which include our three dry bulk carriers, nine VLCCs and three Suezmaxes chartered in under long-term leases, two joint venture owned VLCCs and one wholly-owned non-recourse financed VLCC.

It is the Frontline Board's intention that during 2004, Frontline shall divest all its shares in Ship Finance either through a straight sale, a corporate transaction or through further distributions to Frontline's shareholders.

Our strategy is to become, over time, a world leading chartering company with flexibility to adjust our exposure to the tanker market depending on cyclical conditions. In addition, we will, when financing arrangements permit, consider divesting the "non Ship Finance" vessels. This may be done through sale and leaseback or straight sales of the vessels.

Following the spin off of Ship Finance we will be more financially exposed to the chartering market. This is likely to increase our activity in the chartering market with respect to both short and long-term charters of vessels in and out. Our purpose will be to manage risk through a portfolio of charters. Consolidation of the tanker market will remain an important objective for the Company.

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

Customers

Our customers include major oil companies, petroleum products traders, government agencies and various other entities. During each of the years ended December 31, 2003, 2002 and 2001, no single customer accounted for 10 per cent or more of our consolidated freight revenues.

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

Environmental and Other Regulations

International conventions and national, state and local laws and regulations of the jurisdictions where our tankers operate or are registered significantly affect the ownership and operation of our tankers. We believe we are currently in substantial compliance with applicable environmental and regulatory laws regarding the ownership and operation of our tankers. However, because existing laws may change or new laws may be implemented, we cannot predict the ultimate cost of complying with all applicable requirements or the impact they will have on the resale value or useful lives of our tankers. Future, non-compliance could require us to incur substantial costs or to temporarily suspend operation of our tankers.

We believe the heightened environmental and quality concerns of insurance underwriters, regulators and charterers are leading to greater inspection and safety requirements on all vessels and creating an increasing demand for modern vessels that are able to conform to the stricter environmental standards. We maintain high operating standards for our vessels that emphasizes operational safety, quality maintenance, continuous training of our crews and officers and compliance with United States and international regulations. Our vessels are subject to both scheduled and unscheduled inspections by a variety of governmental and private entities, each of which may have unique requirements. These entities include the local port authorities such as the U.S. Coast Guard, harbour master or equivalent, classification societies, flag state administration or country of registry, and charterers, particularly terminal operators and major oil companies which conduct frequent vessel inspections. Each of these entities may have unique requirements that we must comply with.

Environmental Regulation--IMO

The United Nation's International Maritime Organization, or IMO, has adopted regulations that set forth pollution prevention requirements for tankers. These regulations, which have been implemented in many jurisdictions in which our tankers operate, provide, in part, that:

     o 25-year old tankers must be of double-hull construction or of a mid-deck design with double-sided construction, unless:

          (1) they have wing tanks or double-bottom spaces not used for the carriage of oil which cover at least 30% of the length of the cargo tank section of the hull or bottom; or

          (2) they are capable of hydrostatically balanced loading, which means that they are loaded in such a way that if the hull is breached, water flows into the tanker, displacing oil upwards instead of into the sea;

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

The IMO recently adopted regulations that require the phase-out of most single hull tankers by 2015 or earlier, depending on the age of the vessel and whether or not it complies with requirements for protectively located segregated ballast tanks. Under these new regulations, which became effective in September 2002, the maximum permissible age for tankers after 2007 will be 25 years. The new regulations also provide for increased inspection and verification requirements. However, as a result of the oil spill in November 2002 relating to the loss of the m.t. Prestige, which was owned by a company not affiliated with us, in December 2003 the Marine Environmental Protection Committee of the IMO adopted a proposed amendment to the International Convention for the Prevention of Pollution from Ships to accelerate the phase out of single hull tankers from 2015 to 2010 unless the relevant flag states extend the date to 2015. This proposed amendment will come into effect in April 2005 unless objected to by a sufficient number of member states. We do not know whether any of our vessels will be subject to this accelerated phase-out, but this could result in a number of our vessels being unable to trade in many markets after 2010. Moreover, the IMO may still adopt regulations in the future that could adversely affect the remaining useful lives of our single hull tankers as well as our ability to generate income from them. Our tanker fleet includes 19 non-double hull tankers.

The IMO has also negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI is expected to be ratified during 2004, and will become effective 12 months after ratification. Annex VI, when it becomes effective, will set limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibit deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. We are formulating a plan to comply with the Annex VI regulations once they come into effect. Compliance with these regulations could require the installation of expensive emission control systems and could have an adverse financial impact on the operation of our vessels. Additional or new conventions, laws and regulations may be adopted that could adversely affect our ability to manage our ships.

The IMO's International Safety Management Code, or ISM Code, also affects our operations. The ISM Code requires the party with operational control of a vessel to develop a safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We will rely upon the safety management system that we and our third party technical managers have developed.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with ISM Code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a Document of Compliance, issued by each flag state, under the ISM Code. All of our vessels and their operators have received ISM certification. We are required to renew these documents of compliance and safety management certificates annually.

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

Environmental Regulation--OPA/CERCLA

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA affects all owners and operators whose vessels trade with the U.S. or its territories or possessions, or whose vessels operate in the waters of the U.S., which include the U.S. territorial waters and the two hundred nautical mile exclusive economic zone of the U.S. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which also impacts our operations, applies to the discharge of hazardous substances (other than oil) whether on land or at sea.

Under OPA, vessel owners, operators and bareboat or "demise" charterers are "responsible parties" who are liable regardless of fault, individually and as a group, for all containment costs, clean-up costs and for other damages arising from oil spills from their vessels. These other damages may include natural resources damages and related assessment costs, real and personal property damages, loss of subsistence use of natural resources, the loss of taxes, rents, royalties, profits and earnings capacity resulting from an oil spill and the cost of public services necessitated by an oil spill. OPA limits a responsible party's liability to the greater of $1,200 per gross ton or $10 million per vessel over 3,000 gross tons, subject to adjustment for inflation. OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states that have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws.

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

OPA requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their aggregate potential strict liability under OPA and CERCLA. The U.S. Coast Guard has enacted regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the OPA limitation on liability of $1,200 per gross ton with the CERCLA liability limit of $300 per gross ton. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA regulations, an owner or operator of more than one tanker must demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum liability under OPA/CERCLA. We have provided requisite guarantees and have received certificates of financial responsibility from the U.S. Coast Guard for each of our tankers required to have one.

Under OPA, with limited exceptions, all newly built or converted tankers operating in U.S. waters must be built with double-hulls. Existing vessels that do not comply with the double-hull requirement must be phased out over a 20-year period beginning in 1995 based on size, age and place of discharge, unless retrofitted with double-hulls. Notwithstanding the phase-out period, OPA currently permits existing single-hull tankers to operate until the year 2015 if their operations within U.S. waters are limited to discharging at the Louisiana Offshore Oil Port or unloading with the aid of another vessel, a process referred to as "lightering," within authorized lightering zones more than 60 miles off-shore.

OPA also amended the Federal Water Pollution Control Act to require owners or operators of tankers operating in the waters of the United States must file vessel response plans with the U.S. Coast Guard, and their tankers are required to operate in compliance with their U.S. Coast Guard approved plans. These response plans must, among other things:

     o address a "worst case" scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a "worst case discharge";

     o    describe crew training and drills; and

     o identify a qualified individual with full authority to implement removal actions.

Vessel response plans for our tankers operating in the waters of the United States have been approved by the U.S. Coast Guard. In addition, the U.S. Coast Guard has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances. We are responsible for ensuring our vessels comply with any additional regulations.

Environmental Regulation--Other

Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969 and the Convention for the Establishment of an International Fund for Oil Pollution of 1971. Under these conventions, and depending on whether the country in which the damage results is a party to the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Under an amendment that became effective November 1, 2003 for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately $6.7 million plus $938 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to approximately $133.4 million. The current maximum amount is approximately $81.2 million. As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates on January 2, 2004. The right to limit liability is forfeited under the International Convention on Civil Liability for Oil Pollution Damage where the spill is caused by the owner's actual fault and under the 1992 Protocol where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted, various legislative schemes or common law governs, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our P&I insurance covers the liability under the plan adopted by the IMO.

In July 2003, in response to the m.t. Prestige oil spill in November 2002, the European Union adopted legislation that prohibits all single hull tankers from entering into its ports or offshore terminals by 2010. The European Union has also banned all single hull tankers carrying heavy grades of oil from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction. Commencing in 2005, certain single hull tankers above 15 years of age will also be restricted from entering or leaving European Union ports or offshore terminals and anchoring in areas under European Union jurisdiction. The European Union is considering legislation that would: (1) ban manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Commission with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. The sinking of the m.t. Prestige and resulting oil spill in November 2002 has lead to the adoption of other environmental regulations by certain European Union nations, which could adversely affect the remaining useful lives of all of our tankers and our ability to generate income from them. For example, Italy announced a ban of single-hull crude oil tankers over 5,000 dwt from most Italian ports, effective April 2001. Spain has announced a similar prohibition. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

In addition, most U.S. states that border a navigable waterway have enacted laws that impose strict liability for clean-up costs and damages resulting from a discharge of oil or a release of a hazardous substance. As permitted by OPA, these state laws may provide for unlimited liability for oil spills occurring within their boundaries.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002 (MTSA) came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea (SOLAS) created a new chapter of the convention dealing specifically with maritime security. The new chapter is scheduled to go into effect in July 2004 and will impose various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security (ISPS) Code. Among the various requirements are:

     o on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

     o    on-board installation of ship security alert systems;

     o    the development of vessel security plans; and

     o    compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. tankers from MTSA vessel security measures provided such vessels have on board, by July 1, 2004, a valid International Ship Security Certificate (ISSC) that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code. The Manager will implement the various security measures addressed by the MTSA, SOLAS and the ISPS Code and ensure that our tankers attain compliance with all applicable security requirements within the prescribed time periods. We do not believe these additional requirements will have a material financial impact on our operations.

C. ORGANIZATIONAL STRUCTURE

Our vessels are all owned by, or chartered to, separate subsidiaries, associated companies or joint ventures. The following table sets out the details of our significant subsidiaries and equity interests as of June 21, 2004:

Name                                                                     Country of    Ownership
                                                   Vessel/Activity    Incorporation    Percentage
CalPetro Tankers (Bahamas I) Ltd                    Cygnus Voyager          Bahamas          100%
CalPetro Tankers (Bahamas II) Ltd                   Altair Voyager          Bahamas          100%
CalPetro Tankers (Bahamas III) Ltd                   Virgo Voyager          Bahamas          100%
Granite Shipping Co. Ltd.                            Front Granite          Bahamas          100%

Frontline Management (Bermuda) Ltd              Management company          Bermuda          100%
ICB Shipping (Bermuda) Limited                  Management company          Bermuda          100%
Mosvold Shipping Limited                           Holding company          Bermuda          100%
Ship Finance International Limited                 Holding company          Bermuda           75%

Buckingham Shipping Plc                            British Pioneer      Isle of Man          100%
Caernarfon Shipping Plc                           British Progress      Isle of Man          100%
CalPetro Tankers (IOM) Ltd                          Sirius Voyager      Isle of Man          100%
Golden Current Limited                                      Opalia      Isle of Man          100%
Golden State Petro (IOM 1-A) PLC                   Antares Voyager      Isle of Man          100%
Golden State Petro (IOM 1-B) PLC                   Phoenix Voyager      Isle of Man          100%
Holyrood Shipping Plc                                British Pride      Isle of Man          100%
Oscilla Shipping Ltd                        Option to acquire VLCC      Isle of Man          100%
Sandringham Shipping Plc                           British Purpose      Isle of Man          100%

Ariake Transport Corporation                                Ariake          Liberia          100%
Bonfield Shipping Ltd.                                Front Driver          Liberia          100%
Edinburgh Navigation SA                                  Edinburgh          Liberia          100%
Fourways Marine Limited                               Front Spirit          Liberia          100%
Front Ardenne Inc.                                   Front Ardenne          Liberia          100%
Front Brabant Inc.                                   Front Brabant          Liberia          100%
Front Eagle Corporation                                Front Eagle          Liberia          100%
Front Falcon Inc                                      Front Falcon          Liberia          100%
Front Glory Shipping Inc.                              Front Glory          Liberia          100%
Front Pride Shipping Inc.                              Front Pride          Liberia          100%
Front Saga Inc                                          Front Page          Liberia          100%
Front Serenade Inc.                                 Front Serenade          Liberia          100%
Front Splendour Shipping Inc.                      Front Splendour          Liberia          100%
Front Stratus Inc.                                   Front Stratus          Liberia          100%
Front Tobago Inc.                                     Front Tobago          Liberia           40%
Golden Aquarian Corporation                               Cos Hero          Liberia          100%
Golden Bayshore Shipping Corporation                  Navix Astral          Liberia          100%
Golden Channel Corporation                         Front Commodore          Liberia          100%
Golden Estuary Corporation                          Front Comanche          Liberia          100%
Golden Fjord Corporation                 Ocana (ex Front Commerce)          Liberia          100%
Golden Fountain Corporation                        Golden Fountain          Liberia           50%
Golden Hilton Shipping Corporation               Channel Navigator          Liberia          100%
Golden President Shipping Corporation             Channel Alliance          Liberia          100%
Golden Seaway Corporation                             New Vanguard          Liberia          100%
Golden Sound Corporation                                 New Vista          Liberia          100%
Golden Strait Corporation                           Golden Victory          Liberia          100%
Golden Stream Corporation                            Golden Stream          Liberia          100%
Golden Tide Corporation                  Omalia (ex New Circassia)          Liberia          100%
Hitachi Hull # 4983 Corporation                  Otina (ex Hakata)          Liberia          100%
Katong Investments Ltd.                              Front Breaker          Liberia          100%
Kea Navigation Ltd                                    Front Melody          Liberia          100%
Langkawi Shipping Ltd.                                 Front Birch          Liberia          100%
Millcroft Maritime SA                               Front Champion          Liberia          100%
Otina Inc.                                              Front Tina          Liberia          100%
Optimal Shipping SA                                 Front Symphony          Liberia          100%
Pablo Navigation SA                                    Front Chief          Liberia          100%
Patrio Shipping Ltd.                                  Front Hunter          Liberia          100%
Rakis Maritime SA                                    Front Fighter          Liberia          100%
Ryan Shipping Corporation                            Front Warrior          Liberia          100%
Saffron Rose Shipping Limited                          Front Crown          Liberia          100%
Sea Ace Corporation                                      Front Ace          Liberia          100%
Sibu Shipping Ltd.                                     Front Maple          Liberia          100%
South West Tankers Inc                                 Front Sunda          Liberia          100%
Tidebrook Maritime Corporation                     Front Commander          Liberia          100%
Ultimate Shipping Ltd.                               Front Century          Liberia          100%
West Tankers Inc.                                      Front Comor          Liberia          100%

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

D. PROPERTY, PLANT AND EQUIPMENT

The Company's Vessels

We operate a substantially modern fleet of tankers and the following table sets forth the fleet that we operate:

TANKER FLEET
Owned Tonnage
                                     Approximate                                  Type of
                                     -----------                                  -------
Vessel                      Built           Dwt.   Construction   Flag         Employment
------                      -----           ----   ------------   ----         ----------
VLCCs
-----
Front Sabang                 1990        286,000    Single-hull     SG        Spot market
Front Vanadis                1990        286,000    Single-hull     SG        Spot market
Front Highness               1991        284,000    Single-hull     SG        Spot market
Front Lady                   1991        284,000    Single-hull     SG        Spot market
Front Lord                   1991        284,000    Single-hull     SG        Spot market
Front Duke                   1992        284,000    Single-hull     SG        Spot market
Front Duchess                1993        284,000    Single-hull     SG        Spot market
Front Tobago (40%)           1993        261,000    Single-hull    LIB       Tankers Pool
Front Edinburgh              1993        302,000    Double-side    LIB        Spot market
Front Ace                    1993        275,000    Single-hull    LIB        Spot market
Golden Fountain (50%)        1995        302,000    Single-hull    PAN        Spot market
Golden Stream                1995        276,000    Single-hull    PAN        Spot market
Navix Astral                 1996        276,000    Single-hull    PAN   Bareboat charter
New Vanguard                 1998        300,000    Double-hull     HK   Bareboat charter
New Vista                    1998        300,000    Double-hull     HK   Bareboat charter
Antares Voyager              1998        308,500    Double-hull     BA   Bareboat charter
Phoenix Voyager              1999        308,500    Double-hull     BA   Bareboat charter
Omalia (ex New Circassia)    1999        306,000    Double-hull    IoM   Bareboat charter
Opalia                       1999        302,000    Double-hull    IoM   Bareboat charter
Front Comanche               1999        300,000    Double-hull    FRA       Time charter
Ocana (ex Front Commerce)    1999        300,000    Double-hull    IoM   Bareboat charter
Ariake                       2001        299,000    Double-hull     BA        Spot market
Front Serenade               2002        299,000    Double-hull    LIB        Spot market
Otina (ex Hakata)            2002        296,000    Double-hull    IoM   Bareboat charter
Front Stratus                2002        299,000    Double-hull    LIB        Spot market
Front Falcon                 2002        308,000    Double-hull     BA        Spot market
Front Page                   2002        299,000    Double-hull    LIB        Spot market

Suezmax OBO Carriers
--------------------
Front Breaker                1991        169,000    Double-hull     MI       Time charter
Front Climber                1991        169,000    Double-hull     SG       Time charter
Front Driver                 1991        169,000    Double-hull    NIS       Time charter
Front Guider                 1991        169,000    Double-hull     SG       Time charter
Front Leader                 1991        169,000    Double-hull     SG       Time charter
Front Rider                  1992        169,000    Double-hull     SG       Time charter
Front Striver                1992        169,000    Double-hull     SG       Time charter
Front Viewer                 1992        169,000    Double-hull     SG       Time charter

Suezmaxes
---------
Front Lillo                  1991        147,000    Single-hull     MI        Spot market
Front Birch                  1991        152,000    Double-side     MI        Spot market
Front Maple                  1991        152,000    Double-side     MI        Spot market
Front Granite                1991        142,000    Single-hull    NIS        Spot market
Front Emperor                1992        147,000    Single-hull     SG        Spot market
Front Sunda                  1992        142,000    Single-hull    NIS        Spot market
Virgo Voyager                1992        150,000    Single-hull     BA   Bareboat charter
Cygnus Voyager               1993        150,000    Double-hull     BA   Bareboat charter
Altair Voyager               1993        130,000    Double-hull     BA   Bareboat charter
Front Spirit                 1993        147,000    Single-hull     MI        Spot market
Front Comor                  1993        142,000    Single-hull    NIS        Spot market
Front Pride                  1993        150,000    Double-hull    NIS        Spot market
Sirius Voyager               1994        150,000    Double-hull     BA   Bareboat charter
Front Glory                  1995        150,000    Double-hull    NIS        Spot market
Front Splendour              1995        150,000    Double-hull    NIS        Spot market
Front Ardenne                1997        153,000    Double-hull    NIS        Spot market
Front Brabant                1998        153,000    Double-hull    NIS        Spot market
Mindanao                     1998        158,000    Double-hull     SG        Spot market
Front Fighter                1998        153,000    Double-hull    NIS        Spot market
Front Hunter                 1998        153,000    Double-hull    NIS        Spot market

Chartered In Tonnage
                                     Approximate                                  Type of
                                     -----------                                  -------
Vessel                      Built            Dwt   Construction   Flag         Employment
------                      -----            ---   ------------   ----         ----------
VLCCs
-----
Front Century                1998        311,000    Double-hull     BA        Spot market
Front Champion               1998        311,000    Double-hull     BA        Spot market
Front Chief                  1999        311,000    Double-hull     BA        Spot market
Front Commander              1999        311,000    Double-hull     BA        Spot market
Front Crown                  1999        311,000    Double-hull     BA        Spot market
Golden Victory               1999        305,000    Double-hull    PAN        Spot market
British Pioneer              1999        307,000    Double-hull    IoM   Bareboat charter
Front Tina                   2000        298,000    Double-hull    LIB        Spot market
Front Commodore              2000        299,000    Double-hull    LIB       Time charter
British Pride                2000        307,000    Double-hull    IoM   Bareboat charter
British Progress             2000        307,000    Double-hull    IoM   Bareboat charter
British Purpose              2000        307,000    Double-hull    IoM   Bareboat charter
Front Eagle                  2002        309,000    Double-hull     BA        Spot market

Suezmax
-------
Front Warrior                1998        153,000    Double-hull     BA        Spot market
Front Melody                 2001        150,000    Double-hull    LIB        Spot market
Front Symphony               2001        150,000    Double-hull    LIB        Spot market

Our chartered in fleet is contracted to us under leasing arrangements with fixed terms of between eight and twenty four years. Lessors have options to require us to extend 12 of these leases by up to an additional 5 years from expiry of the fixed term. We have fixed price purchase options to buy 12 of these vessels at certain future dates and the lessors have fixed price options to put 12 of these vessels to us at the end of the lease period. The remaining four lease agreements are not cancellable by us without agreement of end-user of the vessel.

DRY BULK FLEET
Owned Tonnage
                            Approximate                                  Type of
                            -----------                                  -------
Vessel              Built          Dwt.   Construction   Flag         Employment
------              -----          ----   ------------   ----         ----------

Capesize
--------
Channel Alliance     1996       172,000    Single-hull    PHI       Time Charter
Channel Navigator    1997       172,000    Single-hull    PHI       Time Charter

Handymax
--------
Cos Hero             1999        46,000    Single-hull    PAN   Bareboat Charter

Key to Flags:

BA - Bahamas, HK - Hong Kong, IoM - Isle of Man, LIB - Liberia, NIS - Norwegian International Ship Register, PAN - Panama, PHI - Philippines, SG - Singapore, FRA - France, MI - Marshall Islands.

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

The Company's principal focus and expertise is the transportation of crude oil and oil products cargoes for major integrated oil companies and other customers.. The Company's tanker fleet, which is one of the largest and most modern in the world, consists of 25 wholly owned VLCCs, two part owned VLCCs, one option to acquire a VLCC and 28 wholly owned Suezmax tankers, of which 8 are Suezmax OBOs. In addition, the Company owns three dry bulk carriers. The Company also charters in 13 modern VLCCs and 3 modern Suezmax tankers on long-term charters. The Company also has a purchase option to acquire a further VLCC tanker. A full fleet list is provided in Item 4 "Information on the Company"

Fleet Changes

In 2001, the Company took delivery of two wholly-owned newbuilding double-hull Suezmax tankers, and joint ventures in which the Company had a 33.3 % interest took delivery of three newbuilding double-hull VLCCs. The Company also acquired four double-hull VLCCs through the exercise of purchase options. In addition the Company acquired two mid 1970s built VLCCs that were subsequently sold and three contracts for newbuilding double-hull VLCCs to be delivered in 2002 and 2003.

In 2001, the Company also sold two 1993-built VLCCs and a 2000 built Suezmax tanker.

In 2002, the Company took delivery of five wholly-owned newbuilding double-hull VLCCs and joint ventures in which the Company had a 33.3 % interest took delivery of two newbuilding double-hulled VLCCs. In addition, the Company sold five dry bulk carriers.

In 2003, the Company acquired two Suezmax tankers which were previously 40% and 35% owned, These vessels were subsequently sold. A further two Suezmax tankers were sold in 2003. The Company also took delivery of a newbuilding double-hull VLCC which was subsequently sold and acquired the remaining 50% of a double-hull VLCC which was already 50% owned. Through a reorganisation of interests in joint ventures the Company disposed of 50% interests in 2 VLCCs and increased interests in a further 4 double-hull VLCCs from 33.3% to 50.1%.

In February 2004 through a further reorganistion of joint ventures the Company exchanged its 50.1% interests in 3 double-hull VLCCs for the remaining 49.9% interests in 3 double-hull VLCCs which the Company already owned 50.1% of.

Acquisition of Independent Tankers Corporation

In May 2004, the Company exercised its option to acquire all of the issued shares of Independent Tankers Corporation. Through this transaction the Company acquired a fleet of six modern double-hull VLCCs and four Suezmax tankers, three of which are double-hull. The Company consolidated the assets and liabilities of ITC with effect from December 31, 2003 as a result of implementation of FASB Interpretation 46, Consolidation of Variable Interest Entities (as described below in "Accounting Changes").

All of ITC's vessels are on long-tem bareboat charters to Chevron and BP. The initial fixed terms of the charters range from 8 to 10 years. After the initial fixed term the charterers have options to extend the charters of the vessels for further periods of between 8 to 12 years.

ITC is financed by Term and Serial Notes. These Notes mature between 2004 and 2021 and are secured on ITC's vessels and long-term charters. Interest is payable on the Notes at fixed rates which range between 6.42% and 8.52%.

Spin-Off of Ship Finance International Limited and Future Strategy

In December 2003, our wholly owned subsidiary, Ship Finance issued $580 million of 8.5% Senior Notes. In the first quarter of 2004, Ship Finance has used the proceeds of the Notes issue, together with a refinancing of existing debt, to fund the acquisition from us of a fleet of 47 crude oil tankers (including one purchase option for a VLCC) and we have chartered each of the ships back for most of their remaining lives. We also entered into fixed rate management and administrative services agreements with Ship Finance to provide for the operation and maintenance of the Company's vessels and administrative support services. The charters and the management agreements were each given economic effect as of January 1, 2004.

Under the terms of a charter ancillary agreement, beginning with the 11-month period from February 1, 2004 and for each calendar year after that, we have agreed to pay Ship Finance a profit sharing payment equal to 20% of the charter revenues for the applicable period, calculated on a TCE basis, realised by us from use of their fleet in excess of average rates of $25,575 per day for each VLCC and $21,100 per day for each Suezmax tanker.

These arrangements are described in detail in Item 4 "Information on the Company"

On May 28, 2004, we announced the distribution of 25 % of Ship Finance's common shares to our common shareholders in a partial spin off.

Following the spin off of 25 % of Ship Finance, our operations will be comprised of four main components as follows:

     o Our charter and management agreements with Ship Finance including a $250 million cash deposit we are required to reserve to secure the charters.
     o    The ownership of 75 % of Ship Finance.
     o    The ownership of ITC.
     o The ownership of our remaining vessels which include our three dry bulk carriers, nine VLCCs and three Suezmaxes chartered in under long-term leases, two joint venture owned VLCCs and one wholly-owned non-recourse financed VLCC.

It is the Frontline Board's intention that during 2004, Frontline shall divest all its shares in Ship Finance either through a straight sale, a corporate transaction or through further distributions to Frontline's shareholders.

Our strategy is to become, over time, a world leading chartering company with flexibility to adjust our exposure to the tanker market depending on cyclical conditions. In addition, we will, when the financing arrangements permit, consider divesting the "non Ship Finance" vessels. This may be done through sale and leaseback or straight sales of the vessels.

Following the spin off of Ship Finance we will be more financially exposed to the chartering market. This is likely to increase our activity in the chartering market with respect to both short and long-term charters of vessels in and out. Our purpose will be to manage risk through a portfolio of charters. Consolidation of the tanker market will remain an important objective for the Company.

Market Overview

2003 was a good year for the tanker market as freight rates increased dramatically compared to 2002, mainly due to limited fleet growth and strong growth in the demand for oil, and implicitly for oil tankers.

According to the International Energy Agency, world oil demand grew by 1.7 million barrels per day (mb/d) compared to 2002 with total world demand rising to 78.7 mb/d. The main driver of this growth was strong economic growth in China resulting in record import levels.

The world supply of oil  increased by 2.8 mb/d  compared with 2002 to a total of
79.4 mb/d in 2003. Repercussions of the oil workers' strike in Venezuela led to low inventories in the United States and the necessary oil to replenish them came to a large extent from the Middle East. At the moment Venezuela is still producing some 0.5 mb/d less than before the strike. This resulted in strong demand for VLCCs, and a very healthy market for most of the year. In addition, strong growth in the demand for oil in China gave the market additional strength. The war in Iraq reduced output from that country to 0.3-0.4 mb/d. However, during the fall season output continued to climb and averaged about 2.0 mb/d in the 4th quarter of 2003.

The size of the world tanker fleet increased by 2.5% in 2003. The VLCC segment of the market was unchanged, but Suezmax and smaller tankers increased by 4.5%. A total of 19.9 million deadweight tons (mill dwt) of tankers were scrapped in 2003, including 27 VLCC's and 13 Suezmaxes. A total of 49.3 mill dwt , including 51 VLCC's and 55 Suezmaxes, were added to orderbooks in the same period.

The total orderbook for tankers stood at 75.3 mill dwt at the end of 2003. This represents 24.6% of the current tanker fleet, compared to about 19% at the same time in 2002.

The outlook for the tanker market for the remainder of 2004 is positive since it seems that continued growth in oil consumption will ensure a positive demand for tankers. The freight forward market for the second half of 2004, as of June 15, 2004, stands at $75,000 per day for VLCC tankers.

Effective December 31, 2003, we have presented our income statement using total operating revenues and total operating expenses. The Company's vessels are operated under time charters, bareboat charters, voyage charters pool arrangements and COAs. Under a time charter, the charterer pays substantially all of the vessel voyage costs. Under a bareboat charter the charterer pays substantially all of the vessel voyage and operating costs. Under a voyage charter, the vessel owner pays such costs. Vessel voyage costs are primarily fuel and port charges. Accordingly, charter income from a voyage charter would be greater than that from an equally profitable time charter to take account of the owner's payment of vessel voyage costs. In order to compare vessels trading under different types of charters, it is standard industry practice to measure the revenue performance of a vessel in terms of average daily time charter equivalent earnings, or TCEs. For voyage charters, this is calculated by dividing net voyage revenues by the number of days on charter. Days spent off-hire are excluded from this calculation. Net voyage revenues, a non-GAAP measure, provides more meaningful information to us than voyage revenues, the most directly comparable GAAP measure. Net voyage revenues are also widely used by investors and analysts in the tanker shipping industry for comparing financial performance between companies and to industry averages. The following table reconciles our net voyage revenues to voyage revenues.

                                       2003          2002          2001          2000          1999
Voyage revenues                   1,089,583       489,286       639,807       656,917       339,996
Voyage expenses and commission     (323,598)     (135,074)      (88,292)      (97,316)     (116,662)
                                 ------------------------------------------------------------------
Net voyage revenues                 765,985       354,212       551,515       559,601       223,334
                                 ==================================================================

The following table sets out the daily TCEs earned by the Company's tanker fleet over the last five years:

                            2003        2002        2001        2000        1999
(in $ per day)
VLCC                      42,300      22,500      40,800      46,300      20,000
Suezmax                   33,900      18,400      30,700      35,500      16,700
Suezmax OBO               31,900      17,700      28,900      33,300      16,800

The Company's fleet of dry bulk carriers are all fixed on medium to long-term bareboat or time charters. These arrangements provide sufficient cash flows to cover the debt service on this fleet.

Accounting Changes

In December 2003 the Company implemented the provisions of FASB Interpretation 46, Consolidation of Variable Interest Entities ("FIN 46"). The effect of implementation of FIN 46 by the Company was to require consolidation of certain entities in which the Company held interests but which had not previously been consolidated. This resulted in the Company recording an increase in total assets of $918.3 million, an increase in total liabilities of $952.1 million and the cumulative effect of a change in accounting principle of $33.8 million effective December 31, 2003 as discussed below.

The Company owns 50% of the issued shares of and has made loans to Golden Fountain Corporation, owner of a VLCC. Prior to the adoption of FIN 46 Frontline accounted for its interest in Golden Fountain Corporation using the equity method. We have determined that Golden Fountain Corporation is a variable interest entity and that Frontline is the primary beneficiary. Accordingly we have consolidated the assets and liabilities of Golden Fountain Corporation effective December 31, 2003. The effect of consolidation of Golden Fountain Corporation as of December 31, 2003 is to increase total assets by $7.8 million, increase total liabilities by $16.4 million and to record the cumulative effect of a change in accounting principle of $8.5 million.

On July 1, 2003, the Company's subsidiary Golden Ocean Group Ltd, purchased a call option to acquire all of the shares of Independent Tankers Corporation ("ITC") from Hemen Holding Ltd, a related party, for a total consideration of $4.0 million plus 4 % interest per year. ITC operates a total of six VLCCs and four Suezmax tankers, which are on long-term charters to BP and Chevron. Golden Ocean paid $10.0 million for the option, which expires on July 1, 2010. Prior to the adoption of FIN 46 Frontline did not consolidate ITC. We have determined that ITC is a variable interest entity and that Frontline is the primary beneficiary. Accordingly we have consolidated the assets and liabilities of ITC effective December 31, 2003. The effect of consolidation of ITC as of December 31, 2003 is to increase total assets by $910.5 million, increase total liabilities by $935.7 million and to record the cumulative effect of a change in accounting principle of $25.2 million.

The company leases twelve vessels from special purpose lessor entities which were established and are owned by independent third parties who provide financing through debt and equity participation. Prior to the adoption of FIN 46R these special purpose entities were not consolidated by Frontline. Four of these leases are accounted for as operating leases and eight of these leases are accounted for as capital leases. We have determined that due to the existence of certain put and call options over the leased vessels, these entities are variable interest entities. The determination of the primary beneficiary of a variable interest entity requires knowledge of the participations in the equity of that entity by individual and related equity holders. Our lease agreements with the leasing entities do not give us any right to obtain this information and after exhaustive efforts we have been unable to obtain this information by other means. Accordingly we are unable to determine the primary beneficiary of these leasing entities. At December 31, 2003, the original cost to the lessor of the assets under such arrangements was approximately $856.5 million. At December 31, 2003, the company's residual value guarantees associated with these leases, which represent the maximum exposure to loss, are $132.3 million.

The Company has both an obligation and an option to purchase the VLCC Oscilla on expiry of a five-year time charter, which commenced in March 2000. Oscilla is owned and operated by an unrelated special purpose entity. Prior to the adoption of FIN 46R this special purpose entity was not consolidated by Frontline. We have determined that the entity that owns Oscilla is a variable interest entity and that Frontline is the primary beneficiary. At the current date after exhaustive efforts we have been unable to obtain the accounting information necessary to be able to consolidate the entity that owns Oscilla. If the Company has exercised its option at December 31, 2003, the cost to the Company of the Oscilla would have been approximately $42.3 million and the maximum exposure to loss was $17.4 million.

With effect from December 2003, the International Maritime Organisation implemented new regulations that result in the accelerated phase-out of single hull vessels. As a result of this, the Company has re-evaluated the estimated useful life of its single hull vessels and determined this to be either 25 years or the vessel's anniversary date in 2015 whichever comes first. As a result, the estimated useful lives of fourteen of the Company's wholly owned vessels and two vessels owned by associated companies were reduced in the fourth quarter of 2003. A change in accounting estimate was recognised to reflect this decision, resulting in an increase in depreciation expense and consequently decreasing net income by $1.3 million and basic and diluted earnings per share by $0.02, for 2003.

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

In June 2001, the FASB approved SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 applies to all acquired intangible assets whether acquired singly, as part of a group, or in a business combination. SFAS 142 superseded APB Opinion No. 17, "Intangible Assets". This statement is effective for fiscal years beginning after December 15, 2001. SFAS 142 requires that goodwill and indefinite lived intangible assets will no longer be amortized but will be reviewed annually for impairment. Intangible assets that are not deemed to have an indefinite life will continue to be amortised over their useful lives. At December 31, 2001, the Company had unamortised goodwill of $14.1 million. The Company adopted SFAS 142 effective January 1, 2002 and recorded an impairment charge of $14.1 million for the unamortised goodwill on that date that is shown separately in the consolidated statement of operations as a cumulative effect of change in accounting principle. The valuation of the fair value of the reporting unit used to assess the recoverability of goodwill was a combination of independent third party valuations and the quoted market price.

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

Critical Accounting Policies and Estimates

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

Revenues and voyage expenses of the vessels operating in pool arrangements, are pooled and net operating revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula. The same revenue and expenses principles stated above are applied in determining the pool's net operating revenues.

Vessels and Depreciation

The cost of the Company's vessels is depreciated on a straight-line basis over the vessels' remaining economic useful lives. Management estimates the useful life of the Company's vessels to be 25 years. This is a common life expectancy applied in the shipping industry. With effect from April 2001, the IMO implemented new regulations that result in the accelerated phase-out of single hull vessels. As a result of this, the Company re-evaluated the estimated useful life of its single hull vessels and determined this to be either 25 years or the vessel's anniversary date in 2017, whichever comes first. As a result, the estimated useful lives of six of the Company's vessels were reduced in the fourth quarter of 2001. In December 2003, the Marine Environmental Protection Committee of the IMO adopted a proposed amendment to the International Convention for the Prevention of Pollution from Ships to accelerate the phase out of single hull tankers from 2015 to 2010 unless the relevant flag states extend the date to 2015. This proposed amendment will take effect in April 2005 unless objected to by a sufficient number of states. As a result, the Company has re-evaluated the estimated useful lives of its single hull vessels and determined this to be the earlier of 25 years or the vessel's anniversary date in 2015, resulting in the reduction of the estimated useful lives of fourteen of the Company's vessels in the fourth quarter of 2003

If the estimated economic useful life is incorrect, or circumstances change such that the estimated economic useful life has to be revised, an impairment loss could result in future periods. The Company will continue to monitor the situation and revise the estimated useful lives of its non-double hull vessels as appropriate when new regulations are implemented.

The vessels held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In assessing the recoverability of the vessels' carrying amounts, the Company must make assumptions regarding estimated future cash flows. These assumptions include assumptions about the spot market rates for vessels, the operating costs of our vessels and the estimated economic useful life of our vessels. In making these assumptions the Company refers to historical trends and performance as well as any known future factors. Factors we consider important which could affect recoverability and trigger impairment include significant underperformance relative to expected operating results, new regulations that change the estimated useful economic lives of our vessels and significant negative industry or economic trends.

Variable Interest Entities

A variable interest entity is a legal entity that lacks either (a) equity interest holders as a group that lack the characteristics of a controlling financial interest, including: decision making ability and an interest in the entity's residual risks and rewards or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support. FASB Interpretation 46 requires a variable interest entity to be consolidated if any of its interest holders are entitled to a majority of the entity's residual return or are exposed to a majority of its expected losses.

In applying the provisions of Interpretation 46, the Company must make assumptions in respect of, but not limited to, the sufficiency of the equity investment in the underlying entity. These assumptions include assumptions about the future revenues, operating costs and estimated economic useful lives of assets of the underlying entity.

The Company initially applied the provisions of Interpretation 46 to all special purpose entities and other entities created after January 31, 2003 on December 31, 2003. The Company initially applied its provisions to entities that are not considered to be special purpose entities that were created before January 31, 2003 as of March 31, 2004. The impact on the results of operations and financial position of the Company is explained above in "Accounting Changes".

Leases

Leases are classified as either capital leases or operating leases based on an assessment of the terms of the lease. Classification of leases involves the use of estimates or assumptions about fair values of leased vessels, expected future values of vessels and, if lessor's rates of return are not known, lessee's cost of capital. We generally base our estimates of fair value on the average of 3 independent broker valuations of a vessel. Our estimates of expected future values of vessels are based on current fair values amortised in accordance with our standard depreciation policy for owned vessels. Lessee's cost of capital is estimated using an average which includes estimated return on equity and estimated incremental borrowing cost. The classification of leases in our accounts as either capital leases or operating leases is sensitive to changes in these underlying estimates and assumptions.

Factors Affecting Our Historical Results and Our Future Results Prior to Our Spin-Off of Ship Finance

The principal factors that have affected our historical results of operations and financial position and our future results prior to our spin-off of Ship Finance include:

     o    the earnings of our vessels in the charter market;

     o    vessel expenses;

     o    administrative expenses;

     o    depreciation;

     o    interest expense; and

     o    foreign exchange.

We have derived our earnings from bareboat charters, time charters, voyage charters, pool arrangements and contracts of affreightment.

A bareboat charter is a contract for the use of a vessel for a specified period of time where the charterer pays substantially all of the vessel voyage costs and operating costs. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the vessel voyage costs but the vessel owner pays the operating costs. A voyage charter is a contract for the use of a vessel for a specific voyage in which the vessel owner pays substantially all of the vessel voyage costs and operating costs. Revenues and voyage expenses of vessels operating in pool arrangements, are pooled and net operating revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula. A contract of affreightment is a form of voyage charter in which the owner agrees to carry a specific type and quantity of cargo in two or more shipments over an agreed period of time. Accordingly, charter income from a voyage charter would be greater than that from an equally profitable time charter to take account of the owner's payment of vessel voyage costs. In order to compare vessels trading under different types of charters, it is standard industry practice to measure the revenue performance of a vessel in terms of average daily time charter equivalent earnings, or TCEs. For voyage charters, this is calculated by dividing net voyage revenues by the number of days on charter. Days spent off-hire are excluded from this calculation.

As at December 31, 2003, 2002 and 2001, 51, 53 and 29 respectively, of our vessels operated in the voyage charter market. The tanker industry has historically been highly cyclical, experiencing volatility in profitability, vessel values and freight rates. In particular, freight and charter rates are strongly influenced by the supply of tanker vessels and the demand for oil transportation services.

The Company's fleet of dry bulk carriers are all fixed on medium to long-term bareboat or time charters. These arrangements provide sufficient cash flows to cover the debt service on this fleet.

Operating costs are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, drydockings, lubricating oils and insurance.

Administrative expenses are composed of general corporate overhead expenses, including personnel costs, property costs, legal and professional fees and other general administrative expenses. Personnel costs include, among other things, salaries, pension costs, fringe benefits, travel costs and health insurance. In 2002 and 2001, administrative expenses also included administrative costs associated with Frontline's participation in Tankers International LLC, or Tankers, a pooling arrangement for the commercial operation of the VLCCs of Frontline and five other VLCC operators, entered into in December of 1999. Frontline withdrew from the pool in July of 2002 and these costs ceased in the second half of 2002.

Depreciation, or the periodic cost charged to our income for the reduction in usefulness and long-term value of our vessels, is also related to the number of vessels we own. We depreciate the cost of our vessels, less their estimated residual value, over their estimated useful life on a straight-line basis. No charge is made for depreciation of vessels under construction until they are delivered.

Interest expense relates to vessel specific debt facilities and corporate debt. Interest expense depends on our overall borrowing levels and may significantly increase when we acquire vessels or on the delivery of newbuildings. Interest incurred during the construction of a newbuilding is capitalized in the cost of the newbuilding. Interest expense may also change with prevailing interest rates, although the effect of these changes may be reduced by interest rate swaps or other derivative instruments. As at December 31, 2003, 48% of our debt was floating rate debt. We may enter into interest rate swap arrangements if we believe it is advantageous to do so. As at December 31, 2003, certain of our subsidiaries had Yen denominated debt and charters denominated in Yen, which expose us to exchange rate risk. As at December 31, 2003 and 2002, we had Yen denominated debt in subsidiaries of (Y)9.6 billion and (Y)5.1 billion respectively.

Ship Finance has a $1.058 billion secured six-year credit facility with a syndicate of financial institutions. This credit facility provided Ship Finance with a portion of the capital required to complete the acquisition of their fleet of vessels from us and to refinance related secured indebtedness. They have entered into interest rate swaps to fix the interest on $500.0 million of the borrowings under this facility for a period of five years at an average rate of 3.4%.

Factors Affecting Our Future Results After Our Spin Off of Ship Finance

Principal factors that are expected to affect our future results of operations and financial position after our spin-off of Ship Finance include:

     o    the earnings of our vessels;

     o the earnings and expenses related to any additional vessels that we acquire;

     o    charter payments we make to Ship Finance;

     o    profit sharing payments we make to Ship Finance;

     o    vessel operating costs of vessels we manage for Ship Finance;

     o    administrative expenses and;

     o    depreciation

Initially after our spin-off of Ship Finance, our future revenues will derive primarily from our operation of the 47 vessels that we charter from Ship Finance under long term charters, described above under "Spin-Off of Ship Finance International Limited and Future Strategy." In addition, beginning with the final 11-month period in 2004 and for each calendar year thereafter, we will pay Ship Finance profit sharing payment if our earnings from use of vessels we charter from Ship Finance exceed certain amounts.

The Company's future expenses after our spin-off of Ship Finance will consist primarily of vessel operating costs and administrative expenses. With respect to vessel operating costs, our subsidiary Frontline Management has entered into fixed cost management agreements with Ship Finance under which Frontline Management will be responsible for all technical management of the vessels we charter from Ship Finance, including crewing, maintenance, repair, capital expenditures, drydocking, vessel taxes and other vessel operating and voyage expenses. Frontline Management will receive a fixed fee of $6,500 per day per vessel for all of the above services.

Frontline Management has entered into an administrative services agreement with Ship Finance under which Frontline Management will provide Ship Finance with administrative support services such as the maintenance of corporate books and records, the preparation of tax returns and financial statements, assistance with corporate and regulatory compliance matters not related to Ship Finance's vessels, payroll services, legal services, and other non-vessel related administrative services. Ship Finance will pay Frontline Management a fixed fee of $20,000 per year per vessel for its services under the agreement, and reimburse Frontline Management for reasonable third party costs, if any, advanced on their behalf by Frontline, including directors fees and expenses, shareholder communications and public relations, registrars, audit, legal fees and listings costs.

The accounting impact of our spin-off of Ship Finance will depend in part on the method through which it is effected, that is whether the spin-off is achieved through a straight sale, a corporate transaction or through a distribution to Frontline's shareholders. Given the level of contractual arrangements that will exist between Frontline and Ship Finance, management are in the process of considering the accounting treatment of a spin-off transaction, including whether the financial results and position of Ship Finance can be deconsolidated from Frontline.

Inflation

Although inflation has had a moderate impact on our vessel operating expenses and corporate overheads, management does not consider inflation to be a significant risk to direct costs in the current and foreseeable economic environment. In addition, in a shipping downturn, costs subject to inflation can usually be controlled because shipping companies typically monitor costs to preserve liquidity and encourage suppliers and service providers to lower rates and prices in the event of a downturn.

Results of Operations

Year ended December 31, 2003 compared with the year ended December 31, 2002 Total operating revenues increased by 113 % to $1,173.8 million in 2003 compared with $551.6 million in 2002. Net voyage revenues increased by 116 % to $766.0 million in 2003 compared with $354.2 million in 2002. Voyage charter revenue represents 93 % of our total operating revenues in 2003 and as a result, the Company's revenues are significantly affected by the prevailing spot market rates in which the vessels operate. Traditionally, spot market rates are highly volatile and are determined by market forces such as worldwide demand, changes in the production of crude oil, changes in seaborne and other transportation patterns including changes in the distances that cargoes are transported, environmental concerns and regulations and competition from other sources of energy. As discussed in the market overview above, the 2003 tanker market experienced significantly stronger charter rates. The annual average daily TCEs earned by the Company's VLCCs, Suezmax tankers, and Suezmax OBO carriers for 2003 year were $42,300, $33,900 and $31,900 respectively compared with $22,500, $18,400 and $17,700, respectively in 2002.

Ship operating expenses, which include drydocking costs, increased 8 % to $117.6 million from $109.3 million in 2002. This increase reflects the increase in the size of the fleet due to fleet additions in 2002. Average daily operating costs, including drydockings, of the Company's VLCCs, Suezmax tankers and Suezmax OBO carriers were $6,300, $5,500 and $5,500 respectively compared with $6,300, $5,600 and $5,700 respectively in 2002. In 2003, 11 of our vessels drydocked compared with 15 in 2002.

Charterhire expenses increased to $81.0 million in 2003 from $60.6 million in 2002, principally due to the inclusion a full year's expense in 2003 for four vessels on charter from BP Shipping Ltd., the shipping arm of BP Plc - these charters commenced in July 2002 and were terminated in December 2003 and January 2004.

Administrative expenses increased 40% to $17.9 million in 2003 from $12.8 million in 2002. Administrative expenses are reported net of management fee income of $3.8 million and $3.6 million for 2003 and 2002, respectively. Included in fee income was $0.6 million and $0.8 million received from related parties for 2003 and 2002 respectively. The increase in administrative expenses is primarily as a result of the Company recording a non-cash charge of $5.5 million in connection with employee stock options compared with $0.5 million in 2002.

Depreciation and amortisation increased 7% to $146.9 million in 2003 from $136.9 million in 2002. The increase relates to the inclusion of a full year's depreciation on five new vessels acquired in 2002.

Net interest expense (being interest expense net of interest income) for 2003 was $65.9 million, an increase of 13% compared with $58.3 million in 2002. Interest income decreased to $9.1m in 2003 from $13.0 million in 2002 mainly as a result of a decrease in interest income from loans to associated companies. Interest expense increased to $75.1 million from $71.3 million in 2002 with the increase primarily relating to an increase in capital lease interest expense as a result of the sale and leaseback of four vessels in the year. Additionally interest costs of $2.1 million were incurred due to the issuance in December 2003 of $580 million 8.5% Senior Notes by Ship Finance International Limited, a wholly-owned subsidiary of the Company.

The Company's share in results of associated companies increased to earnings of $33.5 million from a loss of $10.7 million in 2002. This increase is due to a combination of the strength of tanker earnings in 2003 compared with 2002 and foreign currency exchange losses recognised in associated companies with Yen denominated long-term debt. In 2003, the Company recorded an impairment charge of $5.2 million related to the other-than-temporary decline in value of its investments in Golden Lagoon Corporation and Ichiban Transport Corporation. This impairment charge was triggered by signing agreements on June 25, 2003 for the sale of our investments for proceeds which were less than the book value of those investments.

The Company incurred foreign currency exchange losses of $17.1 million in 2003 compared with losses of $10.9 million in 2002, as a result of the strengthening of the Yen against the US Dollar from 118.54 at December 31, 2002 to 107.1 at December 31, 2003. At December 31, 2003, the Company had Yen debt of Yen 16.8 billion, compared with Yen 13.1 billion at December 31, 2002.

Other financial items changed from an expense of $8.6 million in 2002 to income of $0.3 million in 2003. In both years, other financial items consists primarily of market value adjustments on derivative instruments including interest rate swaps and freight future agreements. In September 2001 the Company established a facility for a Stock Indexed Total Return Swap Programme or Equity Swap Line with the Bank of Nova Scotia, or BNS, whereby the latter acquired shares in the Company, and the Company carried the risk of fluctuations in the share price. The Company terminated this Equity Swap Line on June 17, 2003 resulting in
3,070,000 shares being repurchased at an average cost of $8.98 per share at a time when the market share price was $16.31 As a result the Company recorded income of $22 million in 2003 compared to a charge of $4.0 million in 2002. We incurred losses on freight future contracts amounting to $33.0 million in 2003 ($0.5 million in 2002). This increase substantially relates to speculative freight forward agreements based on the Baltic Capesize Index. In addition, in 2003, the Company recorded income of $6.1 million relating to the market value adjustment on the Company's interest rate swaps compared to a charge of $3.0 million in 2002.

The Company adopted FIN 46 Consolidation of Variable Interest Entities on December 31, 2003 and recorded the cumulative effect of change in accounting principle of $33.8 million. Net income for 2003 before the cumulative effect of change in accounting principle was $443.1 million and basic earnings per share were $5.92 (diluted - $5.90).

Year ended December 31, 2002 compared with the year ended December 31, 2001

Total operating revenues decreased by 23 per cent to $551.1 million from $716.5 million. Total net voyage revenues decreased by 36 per cent to $354.2 million in 2002 compared with $551.5 million in 2001. In 2002, the Company took delivery of five wholly-owned double-hulled VLCCs and two double-hulled VLCCs in which the Company has a 33.33 per cent interest. In addition, the Company sold five dry bulk carriers and sold its 50 per cent interest in two joint ventures, each owning a dry bulk carrier. However, the decrease in net operating revenues primarily reflects the significantly weaker tanker market experienced in 2002. The annual average daily TCEs earned by the Company's VLCCs, Suezmax tankers, and Suezmax OBO carriers for 2002 year were $22,500, $18,400 and $17,700, respectively, compared with $40,800, $30,700 and $28,900, respectively in 2001.

Ship operating expenses, which include drydocking costs, decreased six per cent to $109.3 million from $116.3 million in 2001. This decrease is a result of a cost saving exercise in 2002. The average daily operating costs, including drydockings, of the Company's VLCCs, Suezmax tankers and Suezmax OBO carriers was $6,300, $5,600 and $5,700 respectively compared with $6,300, $5,700 and $9,000 in 2001. In 2001, 12 of our vessels drydocked compared with 15 in 2002.

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

Liquidity and Capital Resources

Liquidity:

The Company operates in a capital intensive industry and has historically financed its purchase of tankers and other capital expenditures through a combination of cash generated from operations, equity capital and borrowings from commercial banks. Our ability to generate adequate cash flows on a short and medium term basis depends substantially on the trading performance of our vessels in the market. Market rates for charters of our vessels have been volatile historically. Periodic adjustments to the supply of and demand for oil tankers causes the industry to be cyclical in nature. We expect continued volatility in market rates for our vessels in the foreseeable future with a consequent effect on our short and medium term liquidity.

The Company's funding and treasury activities are conducted within corporate policies to maximise investment returns while maintaining appropriate liquidity for the Company's requirements. Cash and cash equivalents are held primarily in U.S. dollars with some balances held in Japanese Yen, British Pound and Norwegian Kroner.

Short-term liquidity requirements of the Company relate to servicing our debt, payment of operating costs, lease payments for our chartered in fleet, funding working capital requirements and maintaining cash reserves against fluctuations in operating cash flows. Sources of short-term liquidity include cash balances, restricted cash balances, short-term investments and receipts from our customers. Revenues from time charters and bareboat charters are generally received monthly or fortnightly in advance while revenues from voyage charters are received upon completion of the voyage.

At December 31, 2003 we estimated cash breakeven average daily TCE rates of $15,900 for our Suezmax tankers and $21,400 for our VLCCs. These are the daily rates our vessels must earn to cover payment of budgeted operating costs (including corporate overheads), estimated interest and scheduled loan principal repayments. These rates do not take into account loan bullet repayments at maturity, which we expect to refinance with new loans.

Long-term liquidity requirements of the Company include funding the equity portion of investments in new or replacement vessels, repayment of long-term debt balances including our $580 million 8.5% Senior Notes due 2013 and funding any payments we may be required to make due to lessor put options on certain vessels we charter in. Sources of funding our long-term liquidity requirements include new loans or equity issues, vessel sales and sale and leaseback arrangements.

As of December 31, 2003, 2002 and 2001, the Company had cash and cash equivalents of $124.2 million, $92.1 million and $178.2 million, respectively. As of December 31, 2003, 2002 and 2001, the Company had restricted cash balances of $891.9 million, $8.2 million and $11.1 million respectively. Our restricted cash balances contribute to our total short and medium term liquidity as they are used to fund payment of certain loans and lease payments which would otherwise be paid out of our cash balances. The large increase in restricted cash balances as at December 31, 2003 is due to two factors. A cash deposit of $565.5 million, representing net proceeds from our offering of $580.0 million 8.5% Senior Notes due 2013, was retained by the Trustee pending our satisfaction of certain covenants. We satisfied those covenants during the first quarter of 2004 and the cash deposit was released to us. We consolidated the assets and liabilities of Independent Tankers Corporation ("ITC") with effect from December 31, 2003. ITC's assets included $323.8 million of restricted cash deposits. Use of these deposits is restricted to lease payments for 4 chartered in VLCCs.

In the first quarter of 2004 we established a new restricted deposit of $250.0 million. We are required to maintain this minimum deposit as part of our commitment to secure payment of lease obligations to Ship Finance. Use of the deposit is restricted to making lease payments to Ship Finance under certain circumstances which may arise if our earnings from use of Ship Finance's fleet are lower than the charter rates we have agreed to pay for Ship Finance's vessels.

Borrowing activities:

In December 2003, our wholly-owned subsidiary Ship Finance issued $580.0 million principal amount of 8.5% Senior Notes due 2013. Our newly-acquired subsidiary ITC had $604.7 million outstanding Note liabilities at December 31, 2003. ITC's Notes mature between 2004 and 2021 and incur fixed rates of interest between 6.42% and 8.52%. Our ability to issue further Notes in future will depend substantially on the availability and pricing of capital for shipping industry projects.

In January and February 2004 our wholly-owned subsidiary Ship Finance refinanced substantially all of its secured bank debt with a new $1,058.0 million syndicated senior secured credit facility. This facility bears interest Libor plus 1.25% and is repayable between 2004 and 2010 with a final bullet of $499.7 million payable on maturity. In common with other secured loans, this facility contains a minimum value covenant which requires that the aggregate value of Ship Finance's vessels exceed 140% of the outstanding amount of the facility.

Frontline does not guarantee any of Ship Finance's debt facilities.

Covenants contained in our secured loan agreements may restrict our ability to obtain new secured facilities in future. We were in compliance with all loan covenants at December 31, 2003.

Acquisitions and Disposals:

In the year ended December 31, 2003 we took delivery of a VLCC. We paid a total amount of $66.6 million in 2003 for this vessel which was partly financed with a new loan of $47.3 million.

We reorganised our joint venture interests during 2003 by disposing of two 50% interests in VLCCs and increasing our interests in four VLCCs from 33.3% to 50.1%. Our total investment in joint ventures was $91.6 million in the year, partly offset by dividends and sale proceeds of $18.9 million.

A further reorganistion occurred in the first quarter of 2004 whereby we exchanged interests with our joint venture partner. As a result we disposed of our 50.1% interests in 3 VLCCs and increased our interests in 3 VLCCs from 50.1% to 100%. We received net cash proceds of $2.3 million in this exchange.

In the year ended December 31, 2003 we sold 3 VLCCs and 6 Suezmax tankers for aggregate cash proceeds of $427.3 million plus 2 million common share of OMI Corporation which had a value of $7.08 per share at the time of sale. These sales include 2 Suezmax tankers and 2 VLCCs which were subsequently leased back by the Company on long-term charters. We used $234.6 million of these proceeds to retire debt secured on the vessels, thereby increasing total liquidity by $192.7 million. We subsequently sold all of the OMI shares for cash, realising a profit of $0.6 million.

Equity:

In June 2003, the company exercised it call option on Frontline shares held by the Bank of Nova Scotia under an Equity Swap Line facility. This transaction involved the Company acquiring 3,070,000 shares at a cost of $8.97 per share at a time when the market price per share was $16.31 As a result the Company recorded a gain of $22.5 million. These shares were immediately cancelled.

During 2003 the Company received $2.9 million proceeds from the issuance of shares in connection with the exercise of employee share options. At December 31, 2003 there were 295,436 unexercised employee stock options. These all became exercisable by June 2004 and were exercised. The Company's Board currently has no plan to issue further employee stock options.

Derivative Activities:

The Company uses financial instruments to reduce the risk associated with fluctuations in interest rates. The Company has a portfolio of interest rate swaps that swap floating rate interest to fixed rate, which from a financial perspective hedge interest rate exposure. The Company does not hold or issue instruments for speculative or trading purposes. As at December 31, 2003 the Company's interest rate swap arrangements effectively fix the Company's interest rate exposure on $140.5 million of floating rate debt. These interest rate swap agreements expire between January 2006 and August 2008.

In connection with its new $1,058.0 million syndicated senior secured credit facility, Ship Finance entered into new 5-year interest rate swaps with a combined principal amount of $500.0 million in the first quarter of 2004. These swaps are at rates between 3.3% and 3.5%.

The Company enters into forward freight agreements for trading purposes in order to manage its exposure to the risk of movements in the spot market for certain trade routes and, to some extent, for speculative purposes. Market risk exists to the extent that spot market fluctuations may have a negative effect on the Company's cash flows and consolidated statements of operations. See Item 11. "Quantitative and Qualitative Disclosures about Market Risk".

Tabular disclosure of contractual obligations:

At December 31 2003, the Company had the following contractual obligations and commitments:

                                                            Payment due by period
                               Less than 1 year   1 - 3 years   3 - 5 years   After 5 years       Total
                               ----------------   -----------   -----------   -------------       -----
In thousands of $
$580 million 8.5% notes (1)                  --            --            --         580,000     580,000
Term notes (7.84% to 8.52%) (2)           3,355        16,068        28,989         435,688     484,100
Serial notes (6.42% to 7.62%) (2)        34,450        55,370        24,500           6,300     120,620
Other long-term debt                    153,326       461,750       230,778         251,843   1,097,697
Operating lease obligations              33,210        67,585        67,814          63,325     231,934
Capital lease obligations                80,260       161,236       165,014         813,988   1,220,498

                                      -----------------------------------------------------------------
Total contractual cash obligations      304,601       762,009       517,095       2,151,144   3,734,849
                                      -----------------------------------------------------------------

(1) In December, 2003, Ship Finance International Limited, a wholly owned subsidiary of Frontline Ltd., issued $580 million 8.5% senior notes which mature in 2013.

(2) These are term and serial notes included as a result of the consolidation of ITC at December 31, 2003. The term notes mature between 2006 and 2021, while the serial notes have maturity dates between 2004 and 2010.

At December 31 2003, the Company leased twelve vessels that were sold by the Company at various times during the period from November 1998 to December 2003, and leased back on charters that range for periods of eight to twelve and a half years with lessors' options to extend the charters for periods that range up to five years. Four of these vessels are accounted for as operating leases and eight as capital leases. The Company has fixed price purchase options at certain specified dates and the lessors have options to put these twelve vessels to the Company at the end of each lease term. Additionally, the Company's newly acquired subsidiary ITC leases 4 VLCCs on 24 year charters which began on delivery of the vessels in 1999 and 2000. These leases are classified as capital leases and the liabilities have been consolidated with effect from December 31, 2003.

Off balance sheet financing:

Charter hire payments to third parties for certain contracted-in vessels are accounted for as operating leases. The Company is also committed to make rental payments under operating leases for office premises. The future minimum rental payments under the Company's non-cancellable operating leases are disclosed above in "Tabular disclosure of contractual obligations"

The total amount that the Company could be required to pay under put options with respect vessels leased under operating leases is $56.8 million.

At December 31, 2003 joint ventures which the Company accounts for using the equity method had secured bank debt totalling $87.2 million. Frontline was guarantor to $37.7 million of this debt.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Information concerning each director and executive officer of the Company is set forth below.

Name              Age  Position

John Fredriksen   60   Chairman, Chief Executive Officer, President and Director
Tor Olav Tr0im    41   Vice-President and Director
Kate Blankenship  39   Chief Accounting Officer, Company Secretary and Director
Tom E. Jebsen     46   Chief Financial Officer of Frontline Management
Oscar Spieler     43   Chief Executive Officer of Frontline Management

Certain biographical information about each of the directors and executive officers of the Company is set forth below.

John Fredriksen has been the Chairman of the Board, Chief Executive Officer, President and a director of the Company since November 3, 1997. He was previously the Chairman and Chief Executive Officer of Old Frontline. Mr.
Fredriksen has served for over eight years as a director of Seatankers Management Co. Ltd. ("Seatankers"), a ship operating company and an affiliate of the Company's principal shareholder. Mr. Fredriksen indirectly controls Hemen Holding Ltd, a Cyprus company who is our principal shareholder. Mr. Fredriksen is a director of and indirectly controls Golar LNG Limited, a Bermuda company listed on the Oslo Stock Exchange and the Nasdaq National Market.

Tor Olav Tr0im has been Vice-President and a director of the Company since November 3, 1997. He previously served as Deputy Chairman of Frontline from July 4, 1997, and was a director of Old Frontline from July 1, 1996. Until April, 2000 Mr. Tr0im was the Chief Executive Officer of Frontline Management AS, a company which supports the Company in the implementation of decisions made by the Board of Directors. Mr. Tr0im also serves as a consultant to Seatankers and since May 2000, has been a director and Vice-Chairman of Knightsbridge Tankers Ltd, a Bermuda company listed on the Nasdaq National Market. He is a director of Aktiv Inkasso ASA and Northern Oil ASA, both Norwegian Oslo Stock Exchange listed companies and Northern Offshore Ltd., a Bermuda company listed on the Oslo Stock Exchange. Mr. Tr0im is President and Chief Executive Officer of Ship Finance International since October 15, 2003. Prior to his service with Frontline, from January 1992, Mr. Tr0im served as Managing Director and a member of the Board of Directors of DNO AS, a Norwegian oil company. Mr. Tr0im has served as a director of Golar LNG Limited since May 2001.

Kate Blankenship is Chief Accounting Officer and Secretary of the Company and has been a director since August, 2003. Mrs. Blankenship joined the Company in 1994. Prior to joining the Company, she was a Manager with KPMG Peat Marwick in Bermuda. She is a member of the Institute of Chartered Accountants in England and Wales. Mrs. Blankenship has been Chief Financial Officer of Knightsbridge Tankers Ltd since April 2000 and Secretary of Knightsbridge since December 2000. Mrs. Blankenship is Director and Secretary of Ship Finance International Limited since October 15, 2003. Mrs.Blankenship has served as a director of Golar LNG Limited since July, 2003.

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

Oscar Spieler has served as Chief Executive Officer of Frontline Management AS since October 2003, and prior to that time as Technical Director of Frontline Management AS since November 1999. From 1995 until 1999, Mr. Spieler served as Fleet Manager for Bergesen, a major Norwegian gas tanker and VLCC owner. From 1986 to 1995, Mr. Spieler worked with the Norwegian classification society DNV, working both with shipping and offshore assets.

B. COMPENSATION

During the year ended December 31, 2003, the Company paid to its directors and executive officers (five persons) aggregate cash compensation of $1,018,755 and an aggregate amount of $61,360 for pension and retirement benefits.

The Company did not grant any options to acquire Ordinary Shares of the Company to the Directors and officers during 2003.

C. BOARD PRACTICES

In accordance with the Bye-laws of the Company the number of Directors shall be such number not less than two as the Company by Ordinary Resolution may from time to time determine and each Director shall hold office until the next annual general meeting following his election or until his successor is elected. The Company has three Directors. The Board does not have any committees.

The officers of the Company are elected by the Board of Directors as soon as possible following each Annual General Meeting and shall hold office for such period and on such terms as the Board may determine.

There are no service contracts between the Company and any of our Directors providing for benefits upon termination of their employment or service.

The Company does not currently have an audit committee.

D. EMPLOYEES

As of December 31, 2003, the Company and its subsidiaries employed approximately 40 people in their respective offices in Bermuda and Oslo. The Company contracts with independent ship managers to manage and operate its vessels.

E. SHARE OWNERSHIP

The beneficial interests of our Directors and officers in the Ordinary Shares of the Company as of June 4, 2004, were as follows:

                                                Percentage of
                                           Ordinary Shares of    Ordinary Shares
Director or Officer                                $2.50 each        Outstanding
-------------------                        ------------------    ---------------
John Fredriksen*                                   35,079,053             47.45%
Tor Olav Tr0im                                        194,934                **
Kate Blankenship                                       10,000                **
Tom E. Jebsen                                          39,557                **
Oscar Spieler                                          19,000                **

*Includes Ordinary Shares held by Hemen Holding Ltd. and other companies indirectly controlled by Mr. John Fredriksen.
** Less than one per cent

As of June 4, 2004 none of the Company's Directors and officers hold any options to acquire Ordinary Shares of the Company.

As of June 4, 2004, there are no authorised and unissued Ordinary Shares reserved for issue pursuant to subscription under options granted under the Company's share option plans.

The Company maintained a Bermuda Employee Share Option Plan and a United Kingdom Employee Share Option Plan. These plans have expired as at June 4, 2004 and have currently not been replaced.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The Company is indirectly controlled by another corporation (see below). The following table presents certain information regarding the current ownership of the Ordinary Shares with respect to (i) each person who is known by the Company to own more than five per cent of the Company's outstanding Ordinary Shares; and
(ii) all directors and officers as a group as of June 4, 2004.

                                                             Ordinary Shares
Owner                                                           Amount  Per cent

Hemen Holding Ltd. and associated companies (1)             35,079,053    47.45%
All Directors and Officers as a group (five persons) (2)    35,342,544    47.81%

(1) Hemen Holding Ltd. is a Cyprus holding company indirectly controlled by Mr. John Fredriksen, who is the Chairman and Chief Executive Officer of the Company.
(2) Includes Ordinary Shares held by Hemen Holding Ltd. and associated companies indirectly controlled by Mr. John Fredriksen.

At both June 2003 and June 2002 Hemen Holding Ltd. and associated companies held 47.74% and 45.22% of the Company's Ordinary Shares, respectively.

The  Company's  major   shareholders  have  the  same  voting  rights  as  other
shareholders of the Company.

As at May 31, 2004, 5,527,107 of the Company's Ordinary Shares were held by 103 holders of record in the United States.

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

On December 5, 2000, a subsidiary of Frontline made a short-term loan of $20 million to World Shipholding Ltd.. This loan was repaid in full on February 6, 2001. Fees and interest totalling $234,680 were recorded in 2001. World Shipholding Ltd. is indirectly controlled by John Fredriksen who is Frontline Ltd's Chairman and a major stockholder in the Company.

In February 2001, the Company acquired newbuilding contracts from Seatankers Management Co. Ltd for the construction and purchase of three VLCC tankers at the Hitachi shipyard in Japan. These contracts were acquired for the original contract price of $72 million each plus $0.5 million per contract. These three newbuildings were delivered in 2002. Seatankers Management Co. Ltd is indirectly controlled by John Fredriksen who is Frontline Ltd's Chairman and a major stockholder.

In the years ended December 31, 2003, 2002 and 2001, Frontline provided services to Seatankers Ltd. These services comprise management support and administrative services including administration of a newbuilding project known as the Uljanik Project. In the years ended December 31, 2003, 2002 and 2001 the Company earned management fees of $107,995, $253,762 and $277,855, respectively from Seatankers Ltd. As at December 31, 2003, 2002 and 2001 amounts of $17,880, $141,359 and
$314,923 respectively were due from Seatankers Ltd in respect of these fees and for the reimbursement of costs incurred on behalf of Seatankers Ltd. Seatankers Ltd. is indirectly controlled by John Fredriksen who is Frontline Ltd's Chairman and a major stockholder in the Company.

In the years ended December 31, 2003 and 2002 Frontline has provided management support and administrative services to Osprey Maritime Ltd ("Osprey"). In the years ended December 31, 2003 and 2002 the Company earned management fees of $51,600 and $42,000 respectively from Osprey. As at December 31, 2003 and 2002 amounts of $18,719 and $18,000 respectively were due from Osprey in respect of these fees and for the reimbursement of costs incurred on behalf of Osprey. At December 31, 2002, an amount of $103,838 was due to Osprey in respect of Tankers pool distributions due to Osprey that were received by the Company. Osprey is indirectly controlled by John Fredriksen who is Frontline Ltd's Chairman and a major stockholder in the Company.

In the years ended December 31, 2003, 2002 and 2001, Frontline has provided services to Golar LNG Limited ("Golar"). The services provided include management support, corporate and administrative services. In the years ended December 31, 2003, 2002 and 2001, the Company earned management fees of $261,000, $391,153 and $258,960, respectively from Golar. As at December 31, 2003, 2002 and 2001, amounts of $79,335, $86,343 and $547,966 respectively were due from Golar in respect of these fees and for the reimbursement of costs incurred on behalf of Golar. Golar is indirectly controlled by John Fredriksen who is Frontline Ltd's Chairman and a major stockholder in the Company.

In the year ended December 31, 2003 and 2002 Frontline has provided management support and administrative services to Northern Offshore Ltd, ("NOF"), In the years ended 31 December 2003 and 2002 the Company earned management fees of $134,016 and $173,724 respectively from NOF. As at December 31, 2003 and 2002 amounts of $2,422 and $31,071 respectively were due from NOF in respect of these fees and for the reimbursement of costs incurred on behalf of NOF. NOF is indirectly controlled by John Fredriksen who is Frontline Ltd's Chairman and a major stockholder in the Company.

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

Dividend Policy

In May 2003, the Company announced that it was seeking to adopt a policy that provided a more predictable minimum dividend stream and has consequently adopted a dividend policy whereby the Company seeks to have a minimum quarterly dividend of $0.25 per share, equivalent to $1.00 per share per annum. Prior to May 2003, the Company had not paid regular quarterly or annual dividends pursuant to a specific policy since 1997 and it had been the Company's policy to pay dividends only when considered appropriate by the Company's Board of Directors. The Company has paid the following dividends in 2001, 2002 and 2003.

Record Date              Payment Date   Amount per Share

2001
May 21, 2001            June 7, 2001               $1.00
August 23, 2001     September 5, 2001              $0.40
November 22, 2001    December 5, 2001              $0.10

2002
March 13, 2002         March 20, 2002              $0.20
May 31, 2002           June 12, 2002               $0.05

2003
March 10, 2003         March 24, 2003              $0.15
May 20, 2003             June 6, 2003              $1.00
June 23, 2003            July 7, 2003              $1.00
August 18, 2003     September 2, 2003              $1.10
November 28, 2003   December 12, 2003              $1.30

On February 29, 2004 the Company announced a dividend of $4.50 per share, representing a $0.25 ordinary dividend and a $4.25 special dividend, payable March 29, 2004. On May 28, 2004 the Company announced a dividend of $5.00 per share, representing a $0.25 ordinary dividend and a $4.75 special dividend, payable June 16, 2004.

The timing and amount of dividends, if any, is at the discretion of the Company's Board of Directors and will depend upon the Company's results of operations, financial condition, cash requirements, restrictions in financing arrangements and other relevant factors.

B. SIGNIFICANT CHANGES

Ship Finance, a wholly-owned subsidiary of the Company, was incorporated in Bermuda in October 2003 for the purpose of acquiring certain of the shipping assets of the Company. In December 2003, Ship Finance issued $580 million of 8.5% Senior Notes. In the first quarter of 2004, Ship Finance used the proceeds of the Notes issue, together with a refinancing of existing debt, to fund the acquisition of a fleet of 47 crude oil tankers (including one purchase option for a VLCC) from the Company and has chartered each of the ships back to the Company for most of their remaining lives. Ship Finance also entered into fixed rate management and administrative services agreements with the Company to provide for the operation and maintenance of the Company's vessels and administrative support services. In May 2004, the Company announced the distribution of 25 per cent of Ship Finance's common shares to Frontline's ordinary shareholders in a partial spin off. Each Frontline shareholder received one share in Ship Finance for every four Frontline shares held. The Company further announced that it is the Board's intention that during 2004, the Company shall divest all its shares in Ship Finance either through a straight sale, a corporate transaction, or through further dividend distribution to Frontline's shareholders. In conjunction with the spin-off of Ship Finance, the Company's strategy will be focussed on becoming a world-leading chartering company. See
Item 4. Information on the Company - Spin-Off of Ship Finance International Limited and Future Strategy.

ITEM 9. THE OFFER AND LISTING

Not applicable except for Item 9.A. 4. and Item 9. C.

The  Company's  Ordinary  Shares  are  traded  on the New  York  Stock  Exchange
("NYSE"), the Oslo Stock Exchange ("OSE") and on the London Stock Exchange ("LSE") under the symbol "FRO".

The Company's ADSs, each of which represented one Ordinary Share, were traded on the Nasdaq National Market under the symbol "FRONY" until August 3, 2001 when the ADSs were delisted. The ADR program was terminated on October 5, 2001. The Company's Ordinary Shares began trading on the NYSE on August 6, 2001.

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

                                        NYSE                     OSE                    NASDAQ
                                  High          Low        High            Low     High             Low
Fiscal year ended December 31
2003                            $27.69        $8.93   NOK185.00       NOK61.00       --              --
2002                            $13.05        $3.19   NOK108.50       NOK25.90       --              --
2001                            $15.45        $6.55   NOK215.50       NOK59.50   $24.50         $11.563
2000                                --           --   NOK164.00       NOK37.00  $18.250          $3.938
1999                                --           --    NOK45.00       NOK16.00   $4.250          $3.000

The following table sets forth, for each full financial quarter for the two most recent fiscal years, the high and low prices of the Ordinary Shares on the NYSE and the OSE.

                                            NYSE                   OSE
                                       High         Low       High          Low
Fiscal year ended December 31, 2003
First quarter                        $12.54       $8.93   NOK87.50     NOK61.00
Second quarter                       $16.85      $10.00  NOK117.00     NOK73.00
Third quarter                        $19.89      $13.40  NOK146.50     NOK95.50
Fourth quarter                       $27.69      $15.47  NOK185.00     OK108.50

Fiscal year ended December 31, 2002
First quarter                        $12.50       $9.05  NOK108.50     NOK81.50
Second quarter                       $13.05       $8.79  NOK108.50     NOK64.00
Third quarter                         $9.76       $3.19   NOK73.50     NOK25.90
Fourth quarter                        $9.41       $4.06   NOK69.00     NOK28.50

The following table sets forth, for the most recent six months, the high and low prices for the Ordinary Shares on the NYSE and OSE.

                                         NYSE                     OSE
                                   High           Low        High            Low
May 2004                         $35.37        $24.36   NOK237.00      NOK172.00
April 2004                       $31.10        $25.25   NOK216.50      NOK173.50
March 2004                       $35.89        $25.10   NOK249.50      NOK175.50
February 2004                    $32.45        $28.75   NOK225.00      NOK201.50
January 2004                     $31.30        $25.50   NOK214.00      NOK165.50
December 2003                    $27.69        $20.65   NOK185.00      NOK139.00

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

On April 5, 2004, the Company adopted revised Bye-laws. These Amended and Restated Bye-Laws of the Company as adopted by shareholders on April 5, 2004 are filed as Exhibit 1.4 to this Annual Report.

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

Our exposure to interest rate risk relates primarily to our debt and related interest rate swaps. The majority of this exposure derives from our floating rate debt, which totalled $1,095.1 million at December 31, 2003 (2002: $1,424.9 million). The Company has entered into interest rate swap agreements to manage its exposure to interest rate changes by swapping floating interest rates with fixed interest rates. At December 31, 2003, we had three swaps with a total notional principal of $140.5 million (2002 - eight swaps with notional principal of $352.7 million). The swap agreements mature between January 2006 and August 2008, and we estimate that we would have to pay $9.1 million to terminate these agreements as of December 31, 2003 (2002 - $4.1 million). Our net exposure to interest rate fluctuations is $954.6 million at December 31, 2003 (2002:
$1,072.2 million). Our net exposure is based on our total floating rate debt less the notional principal of our floating to fixed interest rate swaps. A one per cent change in interest rates would increase or decrease interest expense by $9.5 million per year as of December 31, 2003 (2002: $10.7 million).

The fair market value of our fixed rate debt was $1,194.9 million as of December 31, 2003 (2002: $13.3 million). If interest rates were to increase or decrease by one per cent with all other variables remaining constant, we estimate that the market value of our fixed rate debt would decrease or increase by approximately $72.1 and $79.4 million respectively (2002: $0.1 million).

We are exposed to market risk in relation to our forward freight agreements and futures contracts. Fluctuations in underlying freight market indices upon which our forward agreements are based has a consequent effect on the Company's cash flows and consolidated statements of operations. As at December 31, 2003, the notional principal amounts of our forward freight contracts and futures contracts was $31.3 million. A ten per cent change in underlying freight market indices would increase or decrease net income by $6.9 million as of December 31, 2003 (2002: $3.4 million).

The majority of the Company's transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. Certain of the Company's subsidiaries report in Sterling, Swedish kronor or Norwegian kroner and risks of two kinds arise as a result: a transaction risk, that is, the risk that currency fluctuations will have an effect on the value of the Company's cash flows; and a translation risk, which is the impact of currency fluctuations in the translation of foreign operations and foreign assets and liabilities into U.S. dollars in the Company's consolidated financial statements. Certain of the Company's subsidiaries, and associated companies in which the Company has investments, have Yen denominated long-term debt and charter contracts denominated in Yen. There is a risk that currency fluctuations will have a negative effect on the value of the Company's cashflows. At December 31, 2003, the Company had Yen denominated long-term debt, including capital leases, of (Y)16.8 billion and its share of Yen denominated long-term debt in associate companies was nil (2002 - (Y)13.1 billion and (Y)7.2 billion, respectively). At December 31, 2003 the Company was not party to any forward currency exchange contracts which would have an effect on the Company's financial condition and results of operations.

ITEM 12. DESCRIPTION OF SECURITIES

Not Applicable

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15. CONTROLS AND PROCEDURES

(a)  Evaluation of disclosure controls and procedures.

     As of December 31, 2003, the Company carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, the principal executive officers and principal financial officers concluded that the Company's disclosure controls and procedures are effective in alerting them timely to material information relating to the Company required to be included in the Company's periodic SEC filings.

(b)  Not Applicable

(c)  Not Applicable

(d)  Changes in internal controls over financial reporting

     There have been no changes in internal controls over financial reporting (identified in connection with management's evaluation of such internal controls over financial reporting) that occurred during the year covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.

ITEM 16 A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not currently have a separate audit committee. The Company expects to have an audit committee and an audit committee financial expert in the year 2005.

ITEM 16 B. CODE OF ETHICS.

The Company has adopted a Code of Ethics, filed as Exhibit 14.1 to this Annual Report that applies to all employees.

ITEM 16 C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

(a)  Audit Fees

The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services rendered by the principal accountant for the audit of the Company's annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements for the two most recent fiscal years.

     Fiscal year ended December 31, 2003        $1,585,759
     Fiscal year ended December 31, 2002        $1,158,004

(b)  Audit -Related Fees

For the fiscal years ended December 31, 2003 and 2002, there have been no assurance and related services rendered by the principal accountant related to the performance of the audit or review of the Company's financial statements which have not been reported under Audit Fees above.

(c)  Tax Fees

The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.

     Fiscal year ended December 31, 2003        $ 33,504
     Fiscal year ended December 31, 2002        $ 65,626

(d)  All Other Fees

The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services rendered by the principal accountant for services other than audit fees, audit-related fees and tax fees set forth above.

     Fiscal year ended December 31, 2003        $ nil
     Fiscal year ended December 31, 2002        $ nil

(e)  Audit Committee's Pre-Approval Policies and Procedures

The Company's Board of Directors has adopted pre-approval policies and procedures in compliance with paragraph (c) (7)(i) of Rule 2-01 of Regulation S-X that require the Board to approve the appointment of the independent auditor of the Company before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company. All services provided by the principal auditor in 2003 were approved by the Board pursuant to the pre-approval policy.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 17. FINANCIAL STATEMENTS

Not Applicable

ITEM 18. FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F- 33 are filed as part of this annual report:

Financial Statements for Frontline Ltd.

Index to Consolidated Financial Statements                                   F-1

Report of Independent Registered Public Accounting Firm                      F-2

Report of Independent Registered Public Accounting Firm                      F-3

Report of Independent Auditors                                               F-4

Report of Independent Registered Public Accounting Firm                      F-5

Consolidated Statements of Operations for the years ended
December 31, 2003, 2002 and 2001                                             F-6

Consolidated Balance Sheets as of
December 31, 2003 and 2002                                                   F-7

Consolidated Statements of Cash Flows for the years ended
December 31, 2003, 2002 and 2001                                             F-8

Consolidated Statements of Changes in Stockholders' Equity for
the years ended December 31, 2003, 2002 and 2001                             F-9

Notes to Consolidated Financial Statements                                  F-10

ITEM 19.  EXHIBITS

Number    Description of Exhibit

1.1*      Memorandum of Association of the Company, incorporated by reference to
          Exhibit 3.1 of the Company's Registration Statement on Form F-1, Registration No. 33-70158 filed on October 12, 1993 (the "Original Registration Statement").

1.4       Amended   and   Restated   Bye-Laws  of  the  Company  as  adopted  by
          shareholders on April 5, 2004.

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

8.1       Subsidiaries of the Company.

14.1      Code of Ethics

31.1      Certification of the Principal Executive Officer

31.2      Certification of the Principal Financial Officer

32.1 Certifications under Section 906 of the Sarbanes-Oxley act of 2002 of the Principal Executive Officer

32.2 Certifications under Section 906 of the Sarbanes-Oxley act of 2002 of the Principal Financial Officer

* Incorporated herein by reference.

                                   SIGNATURES

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                         Frontline Ltd.
                                                --------------------------------
                                                          (Registrant)

Date June 30, 2004                            By: /s/ Kate Blankenship
                                                  ------------------------------
                                                       Kate Blankenship
                                                       Company Secretary and
                                                       Chief Accounting Officer

Index to Consolidated Financial Statements of Frontline Ltd

Report of Independent Registered Public Accounting Firm                      F-2

Report of Independent Registered Public Accounting Firm                      F-3

Report of Independent Auditors                                               F-4

Report of Independent Registered Public Accounting Firm                      F-5

Consolidated Statements of Operations for the years ended
December 31, 2003, 2002 and 2001                                             F-6

Consolidated Balance Sheets as of
December 31, 2003 and 2002                                                   F-7

Consolidated Statements of Cash Flows for the years ended
December 31, 2003, 2002 and 2001                                             F-8

Consolidated Statements of Changes in Stockholders' Equity
for the years ended December 31, 2003, 2002 and 2001                         F-9

Notes to Consolidated Financial Statements                                  F-10

Report of Independent Registered Public Accounting Firm

To the Board of Directors
and Stockholders of Frontline Ltd.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of cash flows and of changes in stockholders' equity present fairly, in all material respects, the financial position of Frontline Ltd. and its subsidiaries at December 31, 2003 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

As discussed in Note 3 to the financial statements the Company adopted FASB Interpretation No. 46 Revised on December 31, 2003.


PricewaterhouseCoopers DA
Oslo, Norway
June 24, 2004

Report of Independent Registered Public Accounting Firm

To the Board of Directors
and Stockholders of Frontline Ltd.

In our opinion, based on our audit and the report of other auditors, the accompanying consolidated balance sheet and the related consolidated statements of operations, of cash flows and of changes in stockholders' equity present fairly, in all material respects, the financial position of Frontline Ltd. and its subsidiaries at December 31, 2002 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of Golden Ocean Group Limited, a wholly-owned subsidiary, which statements reflect total assets of $87.9 million at December 31, 2002 and total revenues of approximately $22.3, million for the year ended December 31, 2002. The financial statements of Golden Ocean Group Limited were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Golden Ocean Group Limited, is based solely on the report of the other auditors. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

As discussed in Note 2 to the financial statements the Company adopted Statement of Financial Accounting Standard No. 142 on January 1, 2002. As discussed in
Note 27 to the financial statements, the Company adopted Statement of Financial Accounting Standard No. 144 on January 1, 2002.


PricewaterhouseCoopers
Hamilton, Bermuda
June 24, 2003, except for Note27 for which the date is July 14, 2003

Golden Ocean Group Limited
Report of Independent Auditors

TO THE BOARD OF DIRECTORS AND STOCKHOLDER OF GOLDEN OCEAN GROUP LIMITED

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

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Golden Ocean Group Limited and subsidiaries as of December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for the years ended December 31, 2002 and 2001 and the period from October 10, 2000 to December 31, 2000, in conformity with U.S. generally accepted accounting principles.

As discussed in note 20 to the financial statements, the Company ceased accruing drydock costs with effect from January 1, 2001


Moore Stephens
Chartered Accountants
London, England
February 19, 2003

Report of Independent Registered Public Accounting Firm

To the Board of Directors
and Stockholders of Frontline Ltd.

In our opinion, based on our audit and the report of other auditors, the accompanying consolidated statements of operations, of cash flows and of changes in stockholders' equity present fairly, in all material respects, the results of operations Frontline Ltd and its subsidiaries and their cash flows for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of Golden Ocean Group Limited, a wholly-owned subsidiary, which statements reflect total revenues of approximately $82.1 million for the period ended December 31, 2001. The financial statements of Golden Ocean Group Limited were audited by other auditors whose report thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Golden Ocean Group Limited, is based solely on the report of the other auditors. The report of the auditors of Golden Ocean Group Limited includes an explanatory paragraph regarding substantial doubt about Golden Ocean Group Limited's ability to continue as a going concern. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

As discussed in Note 2 to the financial statements, on January 1, 2001 the Company changed its method of accounting for drydocking costs and adopted Financial Accounting Standard no. 133.


PricewaterhouseCoopers DA
Oslo, Norway
June 28, 2002, except for Note 27 for which the date is July 14, 2003

Frontline Ltd.
Consolidated Statements of Operations for the years ended
December 31, 2003, 2002 and 2001
(in thousands of $, except per share data)
                                                                   2003          2002          2001
Operating revenues
     Time charter revenues                                       56,270        30,385        44,655
     Bareboat charter revenues                                   27,930        31,924        32,016
     Voyage charter revenues                                  1,089,583       489,286       639,807
---------------------------------------------------------------------------------------------------
     Total operating revenues                                 1,173,783       551,595       716,478
---------------------------------------------------------------------------------------------------
Gain (loss) on sale of assets                                     5,626        (1,228)       35,620
Operating expenses
     Voyage expenses and commission                             323,598       135,074        88,292
     Ship operating expenses                                    117,604       109,286       116,291
     Charterhire expenses                                        81,009        60,634        41,858
     Administrative expenses                                     17,889        12,806        13,012
     Depreciation and amortisation                              146,907       136,891       117,225
---------------------------------------------------------------------------------------------------
     Total operating expenses                                   687,007       454,691       376,678
---------------------------------------------------------------------------------------------------
Other income (expenses)
     Interest income                                              9,185        13,042        12,951
     Interest expense                                           (75,097)      (71,311)      (89,952)
     Share in results from associated companies                  33,533       (10,711)       22,317
     Foreign currency exchange gain (loss)                      (17,193)      (10,932)       15,524
     Other financial items, net                                     300        (8,614)       (5,709)
---------------------------------------------------------------------------------------------------
     Net other expenses                                         (49,272)      (88,526)      (44,869)
---------------------------------------------------------------------------------------------------
Net income from continuing operations before income
taxes                                                           443,130         7,150       330,551
Income taxes                                                         (3)          (22)          444
---------------------------------------------------------------------------------------------------
Net income from continuing operations before
cumulative effect of change in accounting principle             443,127         7,172       330,107
---------------------------------------------------------------------------------------------------
Discontinued operations                                              --        (1,929)       21,076
---------------------------------------------------------------------------------------------------
Cumulative effect of change in accounting principle             (33,767)      (14,142)       31,545
---------------------------------------------------------------------------------------------------
Net (loss) income                                               409,360        (8,899)      382,728
===================================================================================================

Earnings (loss) per share:
Basic earnings per share from continuing operations
before cumulative effect of change in accounting principle        $5.92         $0.09         $4.30
Diluted earnings per share from continuing operations
before cumulative effect of change in accounting principle        $5.90         $0.09         $4.29

Basic earnings per share before cumulative effect of
change in accounting principle                                    $5.92         $0.07         $4.57
Diluted earnings per share before cumulative effect of
change in accounting principle                                    $5.90         $0.07         $4.56

Basic earnings (loss) per share                                   $5.47        $(0.12)        $4.99
Diluted earnings (loss) per share                                 $5.45        $(0.12)        $4.98
===================================================================================================

See accompanying Notes that are an integral part of these Consolidated Financial Statements

Frontline Ltd.
Consolidated Balance Sheets as of December 31, 2003 and 2002
(in thousands of $)
                                                                 2003          2002
ASSETS
Current Assets
   Cash and cash equivalents                                  124,189        92,078
   Restricted cash                                            891,887         8,220
   Marketable securities                                           44            42
   Trade accounts receivable                                   48,165        37,091
   Other receivables                                           19,459        10,898
   Inventories                                                 26,148        28,723
   Voyages in progress                                         60,282        49,221
   Prepaid expenses and accrued income                         12,241         6,342
   Net investment in finance lease, current portion            15,511            --
   Derivative instruments receivable amounts                       78           390
-----------------------------------------------------------------------------------
   Total current assets                                     1,198,004       233,005
Newbuildings and vessel purchase options                        8,370        27,405
Vessels and equipment, net                                  2,165,239     2,373,239
Vessels and equipment under capital lease, net                765,126       264,902
Investment in associated companies                            173,329       119,329
Net investment in finance lease, long term portion            120,894            --
Deferred charges                                               22,454         5,659
Other long-term assets                                         10,119        11,204
-----------------------------------------------------------------------------------
   Total assets                                             4,463,535     3,034,743
===================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
   Short-term debt and current portion of long-term debt      191,131       167,807
   Current portion of obligations under capital leases         20,138        13,164
   Trade accounts payable                                       7,289         7,717
   Accrued expenses                                            76,910        40,324
   Deferred charter revenue                                     5,309         1,067
   Mark to market valuation of derivatives                      9,217        17,442
   Other current liabilities                                   11,318        12,300
-----------------------------------------------------------------------------------
   Total current liabilities                                  321,312       259,821
Long-term liabilities
   Long-term debt                                           2,091,286     1,277,665
   Obligations under capital leases                           753,823       259,527
   Deferred gains on sales of vessels                          21,964         7,138
   Other long-term liabilities                                 19,733         3,619
-----------------------------------------------------------------------------------
   Total liabilities                                        3,208,118     1,807,770
Commitments and contingencies                                      --            --

Stockholders' equity
   Share capital                                              184,120       191,166
   Additional paid in capital                                 513,859       552,241
   Accumulated other comprehensive loss                        (6,953)       (9,498)
   Retained earnings                                          564,391       493,064
-----------------------------------------------------------------------------------
   Total stockholders' equity                               1,255,417     1,226,973
-----------------------------------------------------------------------------------
   Total liabilities and stockholders' equity               4,463,535     3,034,743
===================================================================================

See accompanying Notes that are an integral part of these Consolidated Financial Statements

Frontline Ltd.
Consolidated Statements of Cash Flows for the years ended
December 31, 2003, 2002 and 2001
(in thousands of $)
                                                                   2003        2002        2001
Operating activities
Net income (loss)                                               409,360      (8,899)    382,728
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
   Depreciation and amortisation                                146,907     139,855     121,725
   Amortisation of deferred charges                               2,862       2,299       2,233
   (Gain) loss from sale of assets                               (5,626)      4,337     (35,620)
   Share in results from associated companies                   (33,533)     10,711     (22,321)
   Unrealised foreign exchange loss  (gain)                      17,955      14,176     (29,148)
   Change in accounting principle                                33,767      14,142     (32,339)
   Adjustment of derivatives to market value                    (28,180)      7,495       5,404
   Other, net                                                     1,311       1,968      (2,297)
   Changes in operating assets and liabilities, net
   of effect of acquisitions:
   Trade accounts receivable                                     (7,495)     18,066      40,612
   Other receivables                                             (8,647)     (6,118)     25,921
   Inventories                                                    3,489     (17,413)       (120)
   Voyages in progress                                           (9,853)    (40,928)     13,966
   Prepaid expenses and accrued income                           (2,837)     (2,951)      4,979
   Trade accounts payable                                          (417)        723       1,290
   Accrued expenses                                              (3,281)      4,781      (5,234)
   Deferred charter revenue                                       2,727        (500)     (1,010)
   Other, net                                                     4,771         281       6,838
-----------------------------------------------------------------------------------------------
   Net cash provided by operating activities                    523,280     142,025     477,607
-----------------------------------------------------------------------------------------------
Investing activities
   Maturity (placement) of restricted cash                     (559,430)      2,881       1,479
   Additions to newbuildings, vessels and equipment             (66,589)   (376,844)   (386,130)
   Purchase of option                                           (10,042)         --          --
   Proceeds from sale of vessels and equipment                  427,305     177,902     400,111
   Acquisition of subsidiaries, net of cash acquired             (2,363)         --     (64,656)
   Investments in associated companies                          (91,611)    (21,790)    (60,003)
   Dividends received from associated companies                  11,581       1,780       2,314
   Purchase of minority interest                                     --      (6,822)         --
   Proceeds from sale of investments in associated companies      7,343          --          --
   Purchases and sales of other assets, net                      14,748          --       3,103
-----------------------------------------------------------------------------------------------
   Net cash provided by (used in) investing activities         (269,058)   (222,893)   (103,782)
-----------------------------------------------------------------------------------------------
Financing activities
   Proceeds from long-term debt                                 627,300     383,828     324,890
   Repayments of long-term debt                                (465,313)   (341,959)   (460,725)
   Payment of obligations under capital leases                  (13.134)    (24,671)    (10,337)
   Debt fees paid                                               (18,492)     (3,534)     (1,459)
   Cash dividends paid                                         (338,033)    (19,117)   (115,206)
   Repurchase of shares and warrants                            (28,562)         --     (44,814)
   Proceeds from issuance of equity                               2,931         223       8,488
-----------------------------------------------------------------------------------------------
   Net cash (used in) provided by financing activities         (233,303)     (5,230)   (299,163)
-----------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents before
change in accounting principle                                   20,919     (86,098)     74,662
Cash effect of change in accounting principle                    11,192          --          --
Net increase (decrease) in cash and cash equivalents
after change in accounting principle                             32,111     (86,098)     74,662
Cash and cash equivalents at beginning of year                   92,078     178,176     103,514
Cash and cash equivalents at end of year                        124,189      92,078     178,176
===============================================================================================
Supplemental disclosure of cash flow information:
   Interest paid, net of capitalised interest                    73,206      73,161      96,202
   Income taxes paid                                                  3       2,203          11
===============================================================================================

See accompanying Notes that are an integral part of these Consolidated Financial Statements

Frontline Ltd.
Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2003, 2002 and 2001
(in thousands of $, except number of shares)


                                                           2003          2002         2001

NUMBER OF SHARES OUTSTANDING

Balance at beginning of year                               76,466,566    76,407,566   78,068,811
Shares issued                                                 251,364        59,000      546,055
Shares bought back                                         (3,070,000)            -   (2,207,300)
                                                          ------------ ------------- ------------
Balance at end of year                                     73,647,930    76,466,566   76,407,566
                                                          ------------ ------------- ------------

SHARE CAPITAL
Balance at beginning of year                                  191,166       191,019      195,172
Shares issued                                                     629           147        1,365
Shares bought back and cancelled                               (7,675)            -       (5,518)
                                                          ------------ ------------- ------------
Balance at end of year                                        184,120       191,166      191,019
                                                          ------------ ------------- ------------

ADDITIONAL PAID IN CAPITAL
Balance at beginning of year                                  552,241       552,166      576,677
Shares issued                                                   3,774            75        7,123
Shares bought back and warrants exercised or expired          (42,156)            -      (31,634)
                                                          ------------ ------------- ------------
Balance at end of year                                        513,859       552,241      552,166
                                                          ------------ ------------- ------------

WARRANTS AND OPTIONS
Balance at beginning of year                                        -             -        7,662
Options and warrants exercised or expired                           -             -       (7,662)
                                                          ------------ ------------- ------------
Balance at end of year                                              -             -            -
                                                          ------------ ------------- ------------

ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance at beginning of year                                   (9,498)      (11,864)      (3,579)
Other comprehensive income (loss)                               2,545         2,366       (8,285)
                                                          ------------ ------------- ------------
Balance at end of year                                         (6,953)       (9,498)     (11,864)
                                                          ------------ ------------- ------------

RETAINED EARNINGS
Balance at beginning of year                                  493,064       521,080      253,558
Net income (loss)                                             409,360       (8,899)      382,728
Dividends paid                                               (338,033)      (19,117)    (115,206)
                                                          ------------ ------------- ------------
Balance at end of year                                        564,391       493,064      521,080
                                                          ------------ ------------- ------------
Total Stockholders' Equity                                  1,255,417     1,226,973    1,252,401
                                                          ------------ ------------- ------------

COMPREHENSIVE INCOME (LOSS)
Net income (loss)                                             409,360        (8,899)     382,728
Unrealised gains (losses) from marketable securities            1,595         1,553       (8,255)
and cash flow hedging derivative instruments
Foreign currency translation and other                            950           813          (30)
                                                          ------------ ------------- ------------
Other comprehensive income (loss)                               2,545         2,366       (8,285)
                                                          ------------ ------------- ------------
Comprehensive income (loss)                                   411,905        (6,533)     374,443
                                                          ------------ ------------- ------------


See accompanying Notes that are an integral part of these Consolidated Financial Statements

1.   GENERAL

     Frontline Ltd. (the "Company" or "Frontline") is a Bermuda based shipping company engaged primarily in the ownership and operation of oil tankers, including oil/bulk/ore ("OBO") carriers. The Company operates tankers of two sizes: very large crude carriers ("VLCCs") which are between 200,000 and 320,000 deadweight tons ("dwt"), and Suezmaxes, which are vessels between 120,000 and 170,000 dwt. In addition, the Company owns three dry bulk carriers. The Company operates through subsidiaries and partnerships located in Bermuda, Isle of Man, Liberia, Norway, Panama, Singapore, Sweden, Cayman Islands and the Bahamas. The Company is also involved in the charter, purchase and sale of vessels.

     The Company's ordinary shares are listed on the New York Stock Exchange, the Oslo Stock Exchange and the London Stock Exchange.

     In December 2003 Frontline established a new subsidiary, Ship Finance International Limited ("SFIL"), in Bermuda. Through transactions executed in January 2004, Frontline transferred ownership of 46 tankers and one option to acquire a VLCC to SFIL and leased them back on long-term charters. In May 2004 the Board of Frontline declared a share dividend of 25% of the issued share capital of SFIL to Frontline's shareholders.
     Frontline's shareholders received one share in SFIL for every four Frontline shares held. SFIL shares are traded on the New York Stock Exchange under the ticker symbol SFL.

2.   ACCOUNTING POLICIES

     Basis of accounting

     The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The consolidated financial statements include the assets and liabilities of the Company and its subsidiaries and certain variable interest entities in which the Company is deemed to be subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. All intercompany balances and transactions have been eliminated on consolidation.

     Investments in companies over which the Company exercises significant influence but does not consolidate, are accounted for using the equity method. The Company records its investments in equity-method investees on the consolidated balance sheets as "Investments in associated companies" and its share of the investees' earnings or losses in the consolidated statements of operations as "Share in results from associated companies". The excess, if any, of purchase price over book value of the Company's investments in equity method investees is included in the accompanying consolidated balance sheets in "Investment in associated companies".

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

     Certain comparative figures have been reclassified to conform with the presentation adopted in the current period. Effective December 31, 2003 we have reclassified voyage expenses and commission and depreciation and amortisation as components of total operating expenses.

     Cash and cash equivalents

     For the purposes of the consolidated statements of cash flows, all demand and time deposits and highly liquid, low risk investments with original maturities of three months or less are considered equivalent to cash.

     Restricted cash

     Restricted cash consists of bank deposits which may only be used to settle certain pre-arranged loan or lease payments or minimum deposits which must be maintained in accordance with contractual arrangements.

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

     Vessels and equipment

     The cost of the vessels less estimated residual value is depreciated on a straight-line basis over the vessels' estimated remaining economic useful lives. The estimated economic useful life of the Company's double hull vessels is 25 years and for single hull vessels is either 25 years or the vessel's anniversary date in 2015, whichever comes first. Other equipment is depreciated over its estimated remaining useful life, which approximates five years.

     With effect from December 2003, the International Maritime Organisation implemented new regulations that result in the accelerated phase-out of single hull vessels. As a result of this, the Company has re-evaluated the estimated useful life of its single hull vessels and determined this to be either 25 years or the vessel's anniversary date in 2015 whichever comes first. As a result, the estimated useful lives of fourteen of the Company's wholly owned vessels and two vessels owned by associated companies were reduced in the fourth quarter of 2003. A change in accounting estimate was recognised to reflect this decision, resulting in an increase in depreciation expense and consequently decreasing net income by $1.3 million and basic and diluted earnings per share by $0.02, for 2003.

     Vessels and equipment under capital lease

     The Company charters in certain vessels under agreements that are classified as capital leases. Depreciation of vessels under capital lease is included within depreciation and amortisation expense in the Statement of Operations. Vessels under capital lease are depreciated on a straight-line basis over the vessels' remaining economic useful lives, or on a straight-line basis over the term of the lease. The method applied is determined by the criteria by which the lease has been assessed to be a capital lease.

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

     Deferred charges

     Loan costs, including debt arrangement fees, are capitalised and amortised on a straight-line basis over the term of the relevant loan. The straight line basis of amortisation approximates the effective interest method in the Company's statement of operations. Amortisation of loan costs is included in interest expense. If a loan is repaid early, any unamortized portion of the related deferred charges is charged against income in the period in which the loan is repaid.

     Revenue and expense recognition

     Revenues and expenses are recognised on the accrual basis. Revenues are generated from freight billings, time charter and bareboat charter hires. The operating results of voyages in progress are estimated and recorded pro-rata on a per day basis in the consolidated statements of operations. Probable losses on voyages are provided for in full at the time such losses can be estimated. Time charter and bareboat charter revenues are recorded over the term of the charter as service is provided. Amounts receivable or payable arising from profit sharing arrangements are accrued based on the estimates of amounts earned as at the reporting date.

     Operating revenues and expenses of vessels operating in pool arrangements, are pooled and pool revenues, calculated on a time charter equivalent basis, are allocated to pool participants according to agreed formulae. The same revenue and expense recognition principles stated above are applied in determining pool revenues.

     Drydocking provisions

     Normal vessel repair and maintenance costs are charged to expense when incurred.

     In 2001, the Company changed its accounting policy for drydockings. Prior to 2001, provisions for future drydockings were accrued and charged to expense on a pro-rata basis over the period to the next scheduled drydockings. Effective January 1, 2001 the Company recognises the cost of a drydocking at the time the drydocking takes place, that is, it applies the "expense as incurred" method. The expense as incurred method is considered by management to be a more reliable method of recognising drydocking costs as it eliminates the uncertainty associated with estimating the cost and timing of future drydockings. The cumulative effect of this change in accounting principle is shown separately in the consolidated statements of operations for the year ended December 31, 2001 and resulted in a credit to income of $31.5 million in 2001. The cumulative effect of this change as of January 1, 2001 on the Company's consolidated balance sheet was to reduce total liabilities by $32.3 million.

     Goodwill

     Goodwill represents the excess of the purchase price over the fair value of assets acquired in business acquisitions accounted for under the purchase method. Goodwill is presented net of accumulated amortisation and until December 31, 2001 was being amortised over a period of approximately 17 years. As of January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") and recorded an impairment charge of $14.1 million for the unamortised goodwill on that date. This is shown separately in the 2002 consolidated statement of operations as a cumulative effect of change in accounting principle. The valuation of the reporting unit used to assess the recoverability of goodwill, was based on a combination of independent third party valuations and the quoted market price of the Company's shares. Supplemental comparative disclosure as if this accounting change had been retroactively applied is as follows:


(in thousands of $, except per share data)                   2001

Net income (loss)
    As reported                                           382,728
    Goodwill amortisation                                     764
        Adjusted net income (loss)                        383,492

Basic earnings (loss) per share
    As reported                                            $ 4.99
    Goodwill amortisation                                  $ 0.01
    Adjusted basic earnings (loss) per share               $ 5.00

Diluted earnings (loss) per share
    As reported                                            $ 4.98
    Goodwill amortisation                                  $ 0.01
    Adjusted diluted earnings (loss) per share             $ 4.99

     As at December 31, 2003 and 2002 no goodwill was recorded in our consolidated financial statements.

     Derivatives

     The Company enters into interest rate swap transactions to hedge a portion of its exposure to floating interest rates. These transactions involve the conversion of floating rates into fixed rates over the life of the transactions without an exchange of underlying principal. Hedge accounting may be used to account for these swaps provided certain hedging criteria are met. As of January 1, 2001, the Company adopted Statement of Financial Accounting Standard ("SFAS") No. 133, "Accounting for Derivatives and Hedging Activities" ("SFAS 133"). Certain hedge relationships met the hedge criteria prior to adoption of SFAS 133, but do not meet the criteria for hedge accounting under SFAS 133. Upon initial adoption of SFAS 133 the Company recorded certain transition adjustments resulting in recognising the fair value of its derivatives as assets of $0.4 million and liabilities of $0.6 million. A gain of $0.3 million was recognised in income and a charge of $0.5 million recognised in other comprehensive income. On January 1, 2002, the Company discontinued hedge accounting for two interest rate swaps previously counted for as cash flow hedges. This resulted in a balance of $4.1 million being frozen in accumulated other comprehensive income as at that date and this amount is reclassified into the income statement over the lives of the underlying debt instruments.

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

     The Company enters into forward freight contracts in order to hedge exposure to the spot market for certain trade routes and in some cases, for speculative purposes. These transactions involve entering into a contract to swap theoretical market index based voyage revenues for a fixed daily rate. The fair values of the forward freight contracts are recognised as assets or liabilities with changes in fair values recognised in the consolidated statements of operations.

     In 2001 the Company established a facility for a Stock Indexed Total Return Swap Programme or Equity Swap Line (See Note 20) whereby the counterparty acquired shares in the Company, and the Company carried the risk of fluctuations in the share price of those acquired shares. The fair value of the Equity Swap was recognised as an asset or liability with the change in fair values recognised in the consolidated statements of operations. This facility was terminated in 2003. We recorded a gain of $22.1 million in our consolidated statement of operations for the year ended December 31, 2003 in respect of the change in fair value of the Equity Swap (2002 - loss of $4.0 million, 2001 - gain of $4.4 million).

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

     In 2003, 2002 and 2001, the Company has recorded compensation expense of $5.6 million, $0.5 million and $1.2 million, respectively in connection with employee share options.

     Had the compensation costs for these plans been determined consistent with the fair value method recommended in SFAS 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts in 2003, 2002 and 2001:


(in thousands, except per share data)                     2003         2002       2001

Net income (loss)
    As reported                                          409,360      (8,899)    382,728
    Add: Compensation expenses as reported                 5,574         481       1,184
    Compensation   expense  determined  under  fair
    value   based method for all awards                   (1,011)     (1,711)     (1,314)
    Adjusted  net income  (loss),  fair value based
    method for  all awards                               413,923     (10,129)    382,598

Basic earnings (loss) per share
    As reported                                            $5.47      $(0.12)     $ 4.99
    SFAS 123 adjusted                                      $5.53      $(0.13)     $ 4.99

Diluted earnings (loss) per share
    As reported                                            $5.45      $(0.12)     $ 4.98
    SFAS 123 adjusted                                      $5.51      $(0.13)     $ 4.98


     Earnings per share

     Basic EPS is computed based on the income (loss) available to common stockholders and the weighted average number of shares outstanding for basic EPS. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments (see Note 6).

     3. RECENTLY ISSUED ACCOUNTING STANDARDS

     In January 2003, the FASB issued Interpretation 46, Consolidation of Variable Interest Entities. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure where (a) the equity holders lack voting rights consistent with a residual equity interest (b) equity capital is insufficient to permit the entity to fund its expected losses or (c) the equity holders lack the right to receive residual returns or the obligation to bear the entity's expected losses.. Interpretation 46 requires a variable interest entity to be consolidated by a company if that company is exposed to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to entities considered to be special purpose entities as of December 31, 2003 and to non-special purpose entities as at March 31, 2004. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established.

     In December 2003, the FASB published a revision to FIN 46 to clarify some of the provisions of the interpretation and defer to the effective date of implementation for certain entities.

     The company leases twelve vessels from special purpose lessor entities which were established and are owned by independent third parties who provide financing through debt and equity participation. Prior to the adoption of FIN 46R these special purpose entities were not consolidated by Frontline. Four of these leases are accounted for as operating leases and eight of these leases are accounted for as capital leases. We have determined that due to the existence of certain put and call options over the leased vessels, these entities are variable interest entities. The determination of the primary beneficiary of a variable interest entity requires knowledge of the participations in the equity of that entity by individual and related equity holders. Our lease agreements with the leasing entities do not give us any right to obtain this information and we have been unable to obtain this information by other means. Accordingly we are unable to determine the primary beneficiary of these leasing entities. At December 31, 2003, the original cost to the lessor of the assets under such arrangements was approximately $856.5 million. At December 31, 2003, the company's residual value guarantees associated with these leases, which represent the maximum exposure to loss, are $132.3 million.

     The Company has both an obligation and an option to purchase the VLCC Oscilla on expiry of a five-year time charter, which commenced in March 2000. Oscilla is owned and operated by an unrelated special purpose entity. Prior to the adoption of FIN 46R this special purpose entity was not consolidated by Frontline. We have determined that the entity that owns Oscilla is a variable interest entity and that Frontline is the primary beneficiary. At the current date we have been unable to obtain the accounting information necessary to be able to consolidate the entity that owns Oscilla. If the Company has exercised its option at December 31, 2003, the cost to the Company of the Oscilla would have been approximately $42.3 million and the maximum exposure to loss was $17.4 million.

     The Company owns 50% of the issued shares of and has made loans to Golden Fountain Corporation, owner of a VLCC. Prior to the adoption of FIN 46 Frontline accounted for its interest in Golden Fountain Corporation using the equity method. We have determined that Golden Fountain Corporation is a variable interest entity and that Frontline is the primary beneficiary. Accordingly we have consolidated the assets and liabilities of Golden Fountain Corporation effective December 31, 2003. The effect of consolidation of Golden Fountain Corporation as of December 31, 2003 is to increase total assets by $7.8 million, increase total liabilities by $16.4 million and to record the cumulative effect of a change in accounting principle of $8.5 million.

     On July 1, 2003, the Company's subsidiary Golden Ocean Group Ltd, purchased a call option to acquire all of the shares of Independent Tankers Corporation ("ITC") from Hemen Holding Ltd, a related party, for a total consideration of $4.0 million plus 4 per cent interest per year. ITC operates a total of six VLCCs and four Suezmax tankers, which are on long-term charters to BP and Chevron. Golden Ocean paid $10.0 million for the option, which expires on July 1, 2010. Prior to the adoption of FIN 46 Frontline did not consolidate ITC. We have determined that ITC is a variable interest entity and that Frontline is the primary beneficiary. Accordingly we have consolidated the assets and liabilities of ITC effective December 31, 2003. The effect of consolidation of ITC as of December 31, 2003 is to increase total assets by $910.5 million, increase total liabilities by $935.7 million and to record the cumulative effect of a change in accounting principle of $25.2 million.

     The following table summarises the effects of adoption of FIN 46 on the Company's balance sheet as at December 31, 2003:


                                                           Prior to             Consolidation                        After
                                                           adoption             of Golden         Consolidation      adoption
                                                           of FIN 46            Fountain Corp     of ITC             of FIN 46

ASSETS
Current Assets
   Cash and cash equivalents                                  112,996             1,466              9,727            124,189
   Restricted cash                                            568,080                              323,807            891,887
   Marketable securities                                           44                                                      44
   Trade accounts receivable                                   45,145             3,020                                48,165
   Other receivables                                           19,701              (242)                               19,459
   Inventories                                                 26,072                76                                26,148
   Voyages in progress                                         60,282                                                  60,282
   Prepaid expenses and accrued income                          9,194                65              2,982             12,241
   Net investment in finance lease, current portion                 -                               15,511             15,511
   Derivative instruments receivable amounts                       78                                                      78
-----------------------------------------------------------------------------------------------------------------------------
   Total current assets                                       841,592             4,385            352,027          1,198,004

Newbuildings and vessel purchase options                       18,412                             (10,042)              8,370
Vessels and equipment, net                                  1,981,558            42,664            141,017          2,165,239
Vessels and equipment under capital lease, net                459,695                             305,431             765,126
Investment in associated companies                            212,574           (39,245)                              173,329
Net investment in finance lease, long term portion                  -                              120,894            120,894
Deferred charges                                               21,288                                1,166             22,454
Other long-term assets                                         10,119                                                  10,119
   Total assets                                             3,545,238             7,804            910,493          4,463,535
=============================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
   Short-term debt and current portion of long-term debt      153,326                               37,805            191,131
   Current portion of obligations under capital leases         20,138                                                  20,138
   Trade accounts payable                                       7,289                                                   7,289
   Accrued expenses                                            42,689               304             33,917             76,910
   Deferred charter revenue                                     3,795                                1,514              5,309
   Mark to market valuation of derivatives                      9,217                                                   9,217
   Other current liabilities                                   11,318                                                  11,318
-----------------------------------------------------------------------------------------------------------------------------
   Total current liabilities                                  247,772               304             73,236            321,312

Long-term liabilities
   Long-term debt                                           1,524,371                              566,915          2,091,286
   Obligations under capital leases                           458,263                              295,560            753,823
   Other long-term liabilities                                 25,648            16,049                                41,697
-----------------------------------------------------------------------------------------------------------------------------
   Total liabilities                                        2,256,054            16,353            935,711          3,208,118

Commitments and contingencies                                       -                                                       -

Stockholders' equity
   Share capital                                              184,120                                                 184,120
   Additional paid in capital                                 513,859                                                 513,859
   Accumulated other comprehensive loss                       (6,953)                                                 (6,953)
   Retained earnings                                          598,158            (8,549)           (25,218)           564,391
-----------------------------------------------------------------------------------------------------------------------------
   Total stockholders' equity                               1,289,184            (8,549)           (25,218)         1,255,417
-----------------------------------------------------------------------------------------------------------------------------
   Total liabilities and stockholders' equity               3,545,238             7,804            910,493          4,463,535
=============================================================================================================================

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

     Information about the Company's reportable segments as of and for each of the years ended December 31, 2003, 2002 and 2001 follows:

 (in thousands of $ )                                                                               Dry Bulk
                                                                              Tankers               Carriers         Total

2003
 Total operating revenues                                                     1,155,782             17,455           1,173,237
 Voyage expenses                                                                323,378                221             323,599
 Ship operating expenses                                                        115,345              2,259             117,604
 Depreciation and amortisation                                                  143,295              3,331             146,626
 Interest income                                                                    227                  -                 227
 Interest expense                                                                68,695                913              69,608
 Share in results from associated companies                                      33,533                  -              33,533
 Net income                                                                     437,062              (328)             436,734
 Discontinued operations                                                              -                  -                   -
 Vessels and equipment, net                                                   2,096,605             67,735           2,164,340
 Vessels under capital lease                                                    765,126                  -             756,126
 Investment in associated companies                                             173,329                  -             173,329
 Total assets                                                                 3,698,488             72,551           3,771,039
 Expenditure for vessels                                                         66,589                  -              66,589

 (in thousands of $ )                                                                               Dry Bulk
                                                                              Tankers               Carriers         Total
 2002
 Total operating revenues                                                       540,742             10,597             551,339
 Voyage expenses                                                                135,073                  -             135,073
 Ship operating expenses                                                        106,255              3,031             109,286
 Depreciation and amortisation                                                  133,486              3,331             136,817
 Interest income                                                                    371                  -                 371
 Interest expense                                                                63,436                940              64,376
 Share in results from associated companies                                       9,855                856              10,711
 Net income                                                                       7,868            (19,995)            (12,127)
 Discontinued operations                                                              -              1,929               1,929
 Vessels and equipment, net                                                   2,300,875             71,065           2,371,940
 Vessels under capital lease                                                    264,902                  -             264,902
 Investment in associated companies                                             119,328                  -             119,328
 Total assets                                                                 2,852,029             73,975           2,926,004
 Expenditure for vessels                                                        376,844                  -             376,844



 (in thousands of $)                                                                                Dry Bulk
                                                                                Tankers             Carriers         Total

 2001
 Total operating revenues                                                       703,245             13,233             716,478
 Voyage expenses                                                                 88,284                  9              88,292
 Ship operating expenses                                                        113,812              2,477             116,289
 Depreciation and amortisation                                                  112,200              3,331             115,531
 Interest income                                                                  8,433                  -               8,433
 Interest expense                                                                83,859              1,141              85,000
 Share in results from associated companies                                      17,494              3,519              21,013
 Net income                                                                     257,755             40,545             298,300
 Discontinued operations                                                              -             21,074              21,074
 Vessels and equipment, net                                                   2,121,356             74,396           2,195,752
 Vessels under capital lease                                                    213,320            103,887             317,207
 Investment in associated companies                                             102,683              4,459             107,142
 Total assets                                                                 2,776,814            185,751           2,962,565
 Expenditure for vessels                                                        396,841                  -             396,841

Reconciliations of reportable segments information to the Company's consolidated totals follows:

 (in thousands of $)                                                          2003               2002               2001
 Total operating revenues
 Total operating revenues for reportable segments                             1,173,237            551,339             716,478
 Other operating revenues                                                           546                256                   -
                                                                             ------------------------------------------------------
 Total consolidated  operating revenues                                       1,173,783            551,595             716,478
                                                                             ------------------------------------------------------

 Interest income
 Total interest income  for reportable segments                                     227                371               8,433
 Interest income not attributed to segments                                       8,958             12,671               4,518
                                                                             ------------------------------------------------------
 Total consolidated interest income                                               9,185             13,042              12,951
                                                                             ------------------------------------------------------

 Interest expense
 Total interest expense for reportable segments                                  69,608             64,376              85,000
 Interest expense not attributed to segments                                      5,489              6,935              4,952
                                                                             ------------------------------------------------------
 Total consolidated interest expense                                             75,097             71,311             89,952
                                                                             ------------------------------------------------------

 Depreciation
 Total depreciation for reportable segments                                     146,626            136,817            115,531
 Depreciation not attributed to segments                                            281                 74              1,694
                                                                             ------------------------------------------------------
 Total consolidated depreciation                                                146,907            136,891            117,225
                                                                             ------------------------------------------------------

 Net income
 Net income for reportable segments                                             436,734           (12,127)            298,300
 Net income not attributed to segments                                         (27,374)              3,228             84,428
                                                                             ------------------------------------------------------
                                                                                409,360            (8,899)            382,728
                                                                             ------------------------------------------------------

 Vessels and equipment, net
 Vessels and equipment, net for reportable segments                           2,164,340          2,371,940          2,195,752
 Vessels and equipment not attributed to segments                                   899              1,299              1,210
                                                                             ------------------------------------------------------
 Total consolidated vessels and equipment, net                                2,165,239          2,373,239          2,196,962
                                                                             ------------------------------------------------------

 Assets
 Total assets for reportable segments                                         3,771,039          2,926,004          2,962,565
 Assets not attributed to segments                                              692,496            108,739             71,209
                                                                             ------------------------------------------------------
 Total consolidated assets                                                    4,463,535          3,034,743          3,033,774
                                                                             ------------------------------------------------------


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

     The tax charge for the year comprises:

      (in thousands of $)               2003        2002       2001

      Current tax                         (3)       (22)        444
      Deferred tax                         -           -          -
                                        ---------------------------
                                          (3)       (22)        444

     Temporary differences and carryforwards which give rise to deferred tax assets, liabilities and related valuation allowances are as follows:


      (in thousands of $)                              2003             2002

      Deferred tax liability - non current             (197)            (156)
      Tax loss carryforwards                         16,836            5,828
      Valuation allowance                           (16,639)          (5,672)
                                                    --------------------------
      Net deferred tax asset (liability)                  -                -

     As of December  31,  2003,  2002 and 2001,  the  Company  had  $60,129,000,
     $20,815,000 and $39,610,000 of net operating loss carryforwards, respectively. In 2003, 2002 and 2001, tax loss carryforwards have been utilised to offset taxable income in Sweden. Tax loss carryforwards can be utilised only against future taxable income of the respective subsidiary. Our subsidiary Frontline AB accounts for a total of $52,571,000 as at December 31, 2003 and our subsidiary Frontline Invest AB accounts for a total of $7,217,000 as of December 31, 2003. These net operating losses do not have an expiration date. The Company's deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realised in the future.

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

     The components of the numerator for the calculation of basic EPS and diluted EPS for net income from continuing operations and net income are as follows:


      (in thousands of $)                                                               2003              2002              2001
      Net  income  from  continuing  operations  after tax  before  cumulative
      effect of change in accounting principle                                          443,127             7,172           330,107
      Discontinued operations                                                                 -           (1,929)            21,076
      Cumulative effect of change in accounting principle                               (33,767)          (14,142)           31,545
                                                                                       --------------------------------------------
      Net income (loss) available to stockholders                                       409,360           (8,899)           382,728
                                                                                       ============================================

     The components of the denominator for the calculation of basic EPS and diluted EPS are as follows:


      (in thousands )                                                                   2003              2002              2001
      Basic earnings per share:
      Weighted average number of ordinary shares outstanding                             74,902            76,456            76,714
                                                                                       ============================================
      Diluted earnings per share:
      Weighted average number of ordinary shares outstanding                             74,902            76,456            76,714
      Warrants and stock options                                                            158                52               181
                                                                                       --------------------------------------------
                                                                                         75,060            76,508            76,895
                                                                                       ============================================

     Basic EPS and diluted EPS for discontinued operations and basic EPS for the cumulative effect of change in accounting principle are as follows:

      Basic and diluted earnings per
      share for discontinued operations               -      $(0.02)     $0.27

      Basic earnings per share for  cumulative
      effect of change in accounting principle   $(0.45)     $(0.19)     $0.42

     7. LEASES

     Rental expense

     Charter hire payments to third parties for certain contracted-in vessels are accounted for as operating leases. The Company is also committed to make rental payments under operating leases for office premises. The future minimum rental payments under the Company's non-cancellable operating leases, are as follows:

      Year ending December 31,
      (in thousands of $)

      2004                                                       33,210
      2005                                                       33,815
      2006                                                       33,770
      2007                                                       33,901
      2008                                                       33,913
      2009 and later                                             63,325
                                                               --------
      Total minimum lease payments                              231,934
                                                               ========

     Total rental expense for operating leases was $81,835,000, $61,429,000 and $42,376,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

      Rental income

     The minimum future revenues to be received on time charters, bareboat charters and other contractually committed income as of December 31, 2003 are as follows:

      Year ending December 31,                                       Yen revenues               Dollar
      (in thousands of (Y)and $)                                (in (Y))    ($ equivalent)      revenues         Total

      2004                                                         995,520     9,295            165,242         174,537
      2005                                                         992,800     9,270            132,484         141,754
      2006                                                         385,900     3,603             99,128         102,731
      2007                                                         226,300     2,113             68,643          70,756
      2008                                                         226,920     2,119             44,646          46,765
      2009 and later                                             1,139,560    10,640             46,952          57,592
                                                                 ------------------------------------------------------
      Total minimum lease revenues                               3,967,000    37,040            557,095         594,135
                                                                 ======================================================

     The cost and accumulated depreciation of the vessels leased to a third party at December 31, 2003 were approximately $1,580.5 million and $416.4 million, respectively, and at December 31, 2002 were approximately $432.7 million and $37.2 million, respectively.

     8. MARKETABLE SECURITIES

     Marketable securities held by the Company are equity securities considered to be available-for-sale securities.

      (in thousands of $)                              2003           2002

      Cost                                               59              51
      Gross unrealised loss                             (15)             (9)
                                                       ---------------------
      Fair value                                         44              42
                                                       =====================

     The net unrealised loss on marketable securities, including a component of foreign currency translation, included in comprehensive income increased by $6,000 for the year ended December 31, 2003 (2002 - increase in net unrealised loss of $6,000).

      (in thousands of $ )                    2003        2002       2001

      Proceeds from sale of
      available-for-sale securities           2,689          -        3,101
      Realised gain (loss)                      402       (984          717


     The cost of sale of available-for-sale marketable securities is calculated on an average costs basis.

     9. TRADE ACCOUNTS RECEIVABLE

     Trade accounts receivable are presented net of allowances for doubtful accounts amounting to $1,486,000 and $800,000 for each of the years ended December 31, 2003 and 2002, respectively.

     10. OTHER RECEIVABLES

      (in thousands of $)                          2003               2002

      Agent receivables                             5,623             5,773
      Due from related parties                       (464)              179
      Other receivables                            14,300             4,946
                                                  -------------------------
                                                   19,459            10,898
                                                  =========================

     Other receivables are presented net of allowances for doubtful accounts amounting to $nil for each of the years ended December 31, 2003 and 2002.

     11. NEWBUILDINGS AND VESSEL PURCHASE OPTIONS

      (in thousands of $)                            2003              2002

      Newbuildings                                      -            19,035
      Vessel purchase options                       8,370             8,370
                                                  -------------------------
                                                    8,370            27,405
                                                  =========================

     The carrying value of newbuildings represents the accumulated costs to the balance sheet date, which the Company has paid by way of purchase instalments, and other capital expenditures together with capitalised loan interest. Interest capitalised in the cost of newbuildings amounted to $290,000 and $1,902,000 in 2003 and 2002, respectively. The Company took delivery of one newbuilding during 2003.

     The Company has both an obligation and an option to purchase the VLCC Oscilla on expiry of a five-year time charter, which commenced in March 2000. The purchase price is equal to the outstanding mortgage debt under four loan agreements between lenders and the vessel's owning company. As at December 31, 2003 the outstanding mortgage debt of the Oscilla's owning
     company  amounted  to  $35,990,067  plus   (Y)674,645,262   (equivalent  to
     $6,299,209).   (2002  -  $43,013,215  plus  (Y)759,454,316  (equivalent  to
     $6,406,735). Included in this amount at December 31, 2003 is debt of $9,023,091 due to the Company (2002 - $10,191,000). The fair value assigned to this option and obligation is $8,370,000. Fair value was calculated at the time of purchase as the difference between the fair value of the vessel and the mortgage debt outstanding.

     12. VESSELS AND EQUIPMENT, NET

      (in thousands of $)                           2003              2002

      Cost                                      2,997,286         3,079,916
      Accumulated depreciation                   (832,047)         (706,676)
                                                ----------------------------
      Net book value at end of year             2,165,239         2,373,239
                                                ============================

     Included in the above amounts as at December 31, 2003 and 2002 is equipment with a net book value of $899,000 and $1,459,000 respectively. Depreciation expense for vessels and equipment was $122.8 million, $139.9 million and $115.6 million for the years ended December 31, 2003, 2002 and 2001, respectively, including amounts recorded in discontinued operations.

     13. VESSELS UNDER CAPITAL LEASE, NET

     At December 31 2003, the Company held twelve vessels under capital leases (2002 - four). These leases are for terms that range from eight to twenty four years. Four of these vessels were sold by the Company in 2003 and leased back for a period of nine years with lessor's options to extend the charters for a further two years followed by a further two years. The Company has purchase options over eight of these vessels at certain specified dates and the lessor has options to put these vessels to the Company at the end of the lease term.

      (in thousands of $)                         2003              2002

      Cost                                        853,169           282,325
      Accumulated depreciation                    (88,043)          (17,423)
                                                ----------------------------
      Net book value at end of year               765,126           264,902
                                                ============================

     Depreciation expense f or vessels under capital lease was $24.0 million, $16.6 million and $5.3 million for the years ended December 31, 2003, 2002 and 2001, respectively.

     The outstanding obligations under capital leases are payable as follows:

      Year ending December 31,
      (in thousands of $)

      2004                                                            80,260
      2005                                                            80,360
      2006                                                            80,876
      2007                                                            82,039
      2008                                                            82,976
      2009 and later                                                 813,988
                                                                  ----------
      Minimum lease payments                                       1,220,499
                                                                  ----------
      Less imputed interest                                        (446,538)
                                                                  ----------
      Present value of obligations under capital leases              773,961
                                                                  ==========

     14. INVESTMENT IN ASSOCIATED COMPANIES

     At December 31, 2003, the Company has the following participation in investments that are recorded using the equity method:

                                                                    Percentage

      Front Tobago Inc                                                  40.00%
      Alliance Chartering LLC                                           50.00%
      Dundee Navigation SA                                              50.10%
      Edinburgh Navigation SA                                           50.10%
      Ariake Transport Corporation                                      50.10%
      Sakura Transport Corporation                                      50.10%
      Tokyo Transport Corporation                                       50.10%
      Hitachi Hull No 4983 Ltd.                                         50.10%

     With the exception of Alliance Chartering LLC, the equity method investees are engaged in the ownership and operation of oil tankers or dry bulk carriers.

     Summarised balance sheet information of the Company's equity method investees is as follows:

      (in thousands of $)                          2003            2002

      Current assets                               38,057          62,724
      Noncurrent assets                           417,653         730,940
      Current liabilities                         115,323         120,454
      Non current liabilities                     205,087         647,755

     Summarised statement of operations information of the Company's equity method investees is as follows:

      (in thousands of $ )                    2003         2002       2001

      Net operating revenues               108,489       82,641     82,286
      Net operating income                  91,732       25,740     42,637
      Net income (loss)                     54,768      (16,149)    45,432

     In the year ended December 31, 2003, the Company recorded an impairment charge of $5.2 million related to the other-than-temporary decline in value of its investments in Golden Lagoon Corporation and Ichiban Transport Corporation. This impairment charge was triggered by signing agreements on June 25, 2003 for the sale of the Company's investments in July 2003 and increased the Company's investments in Ariake Transport Corporation, Sakura Transport Corporation, Tokyo Transport Corporation and Hitachi Hull No 4983 Ltd from 33.33% to 50.10%.

     The company held 33.3% of the shares of Ichiban Transport Corporation and 50% of the shares of Golden Lagoon Corporation until July 2003 when these investments were sold. The statement of operations includes 33.3% of the earnings of Ichiban Transport Corporation and 50% of the earnings of Golden Lagoon Corporation until the date of sale.

     The Company held 50% of the shares of Golden Tide Corporation during the year ended December 31, 2002 and the six months ended June 30, 2003. The statement of operations includes 50% share of the earnings of Golden Tide Corporation for the year ended December 31, 2002 and the six months ended June 30, 2003. On June 30, 2003, the Company acquired the remaining 50% of the shares of Golden Tide Corporation for $9.5 million and has combined the assets, principally the vessel, and liabilities, principally the long-term debt, from that date. The statement of operations includes 100% of Golden Tide Corporation's earnings for the period from June 30, 2003 to December 31, 2003.

     The Company has determined that it is the primary beneficiary of Golden Fountain Corporation under FIN 46 and has therefore consolidated the entity as of December 31, 2003.

     15. INVESTMENT IN FINANCE LEASES

     The consolidation of ITC has resulted in the Company recording a net investment in finance leases. Four Suezmax vessels are on long term charters to Chevron Transport Corporation ("Chevron"). Each charter has a term expiring on April 1, 2015 subject to Chevron's right to terminate on certain specified dates. Chevron has the right to terminate each charter on any of four, in the case of the double-hulled vessels, or three, in the case of the single-hulled vessel, termination dates which, for each vessel, occur at two-year intervals as disclosed below. Chevron is required to provide non-binding notice of its intent to exercise an option at least twelve months prior to the termination date. Irrevocable notice that the initial termination option will be exercised must be received nine months prior to the date and for each option subsequent to the initial termination option, irrevocable notice must be received seven months prior to the termination date. Chevron is required to pay the following termination payments on or prior to the termination date:

      Approximate Termination Payments (in thousands of $)

      Optional Termination Date                    Sirius Voyager          Altair Voyager         Cygnus Voyager    Virgo Voyager

      April 1, 2003                                13,400
      April 1, 2004                                                        12,200
      April 1, 2005                                12,260                                         10,930
      April 1, 2006                                                        11,110                                   5,050
      April 1, 2007                                11,120                                          9,910
      April 1, 2008                                                        10,030                                   4,570
      April 1, 2009                                 9,970                                          8,890
      April 1, 2010                                                         8,940                                   4,080
      April 1, 2011                                                                                7,880

     Chevron holds options to purchase each vessel for $1 on April 1, 2015 provided no earlier optional termination of the bareboat charter has occurred.

     The following schedule lists the components of the net investment in finance lease:

      (in thousands of $)                                               2003

      Total minimum lease payments to be received                    203,674
      Less : Unearned income                                          67,269
                                                                    ---------
      Net investment in finance leases                               136,405

     Lease payments under the charter agreement for each of the five succeeding years are as follows: $26.6 million in 2004, $23.4 million in 2005, $20.6 million in 2006, $19.1 million in 2007 and $18.2 million in 2008.

     16. DEFERRED CHARGES

     Deferred charges represent debt arrangement fees that are capitalised and amortised on a straight-line basis to interest expense over the life of the debt instrument. The deferred charges are comprised of the following amounts:

      (in thousands of $)                            2003            2002

      Debt arrangement fees                            39,411         17,436
      Accumulated amortisation                        (16,957)       (11,777)
                                                   --------------------------
                                                       22,454          5,659
                                                   ==========================

     17. OTHER LONG-TERM ASSETS

      (in thousands of $)                            2003            2002

      Long-term debt receivable                         9,023         10,191
      Other                                             1,096          1,013
                                                   --------------------------
                                                       10,119         11,204
                                                   ==========================

     18. ACCRUED EXPENSES

      (in thousands of $)                             2003            2002

      Voyage expenses                                  11,520          3,258
      Ship operating expenses                           9,391         27,501
      Administrative expenses                           5,668          3,948
      Interest expense                                 38,490          5,483
      Taxes                                               188            134
      Other                                            11,653              -
                                                   --------------------------
                                                       76,910         40,324
                                                   ==========================

     19. DEBT

       (in thousands of $)                             2003            2002


      US Dollar denominated floating rate
      debt (LIBOR + 0.70% to 2.75%)
      due through 2011                                937,936      1,314,183

      Yen denominated floating rate debt
      (LIBOR + 1.125% to 1.313%) due through 2011     157,210        110,718

      Fixed rate debt 0% due through 2005               2,000          2,000
      Fixed rate debt 8.00% due through 2005                -         11,250
      8.5% Senior notes                               580,000              -
      Serial notes (6.42% to 7.62%)                   120,620              -
      Term notes (7.84% to 8.52%)                     484,100              -
                                                   --------------------------
                                                    2,281,867      1,438,151

      Credit facilities                                   550          7,321
                                                   --------------------------

      Total debt                                    2,282,417      1,445,472

      Less: short-term and current
      portion of long-term debt                      (191,131)      (167,807)
                                                   --------------------------
                                                    2,091,286      1,277,665


     The outstanding debt as of December 31, 2003 is repayable as follows:

      Year ending December 31,
      (in thousands of $)

      2004                                                     191,131
      2005                                                     281,792
      2006                                                     251,396
      2007                                                     157,067
      2008                                                     127,200
      2009 and later                                         1,273,831
                                                            -----------
      Total debt                                             2,282,417
                                                            ===========

     The weighted average interest rate for the floating rate debt denominated in US dollars was 3.08 per cent as of December 31, 2003 (2002 - 3.93 per cent). The weighted average interest rate for the floating rate debt denominated in Yen was 1.33 per cent as of December 31, 2003 (2002 - 1.27 per cent). These rates take into consideration related interest rate swaps.

     Certain of the fixed rate debt, floating rate debt, term notes and serial notes are collateralised by ship mortgages and, in the case of some debt, pledges of shares by each guarantor subsidiary. The Company's existing financing agreements impose operation and financing restrictions on the Company which may significantly limit or prohibit, among other things, the Company's ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into time or consecutive voyage charters or pay dividends without the consent of our lenders. In addition, our lenders may accelerate the maturity of indebtedness under our financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including our failure to comply with any of the covenants contained in our financing agreements. Various debt agreements of the Company contain certain covenants which require compliance with certain financial ratios. Such ratios include equity ratio covenants, minimum value clauses, and minimum free cash restrictions. As of December 31, 2003 and 2002, the Company complied with all the debt covenants of its various debt agreements.

     20. SHARE CAPITAL

     Authorised share capital:

      (in thousands of $)                              2003              2002

      125,000,000 ordinary shares of $2.50 each     312,500           312,500

       Issued and fully paid share capital:

      (in thousands of $, except share numbers)        2003              2002

      73,647,930 ordinary shares of $2.50 each
      (2002 - 76,466,566)                           184,120           191,166

     The Company's ordinary shares are listed on the New York Stock Exchange, the Oslo Stock Exchange and the London Stock Exchange.

     Of the authorised and unissued ordinary shares at December 31, 2003, 295,436 are reserved for issue pursuant to subscription under options granted under the Company's share option plans. As at December 31, 2003, except for the shares which would be issued on the exercise of the options, no unissued share capital of the Company is under option or is conditionally or unconditionally to be put under option. In 2003 and 2002 the Company issued 251,364 and 59,000 shares respectively, in connection with the exercise of employee share options.

     In 2001 the Company bought back and cancelled a total of 2,207,300 of its Ordinary Shares, respectively, in a number of separate market transactions. These share buybacks were made within a Board of Directors authority to buy back up to 7,500,000 ordinary shares.

     In September 2001 the Company established a twelve month facility for a Stock Indexed Total Return Swap Programme or Equity Swap Line with the Bank of Nova Scotia ("BNS"), whereby the latter acquired shares in the Company, and the Company carried the risk of fluctuations in the share price of those acquired shares. BNS was compensated at their cost of funding plus a margin. In 2002, the term of the Equity Swap Line was extended until February 2004. At December 31, 2002 and 2001, BNS had acquired a total of 2,695,000 and 2,100,000 Frontline shares under the Programme, respectively. In June 2003, the Equity Swap Line was terminated and the Company consequently acquired and cancelled 3,070,000 of its Ordinary Shares.

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

21.  WARRANTS AND SHARE OPTION PLANS

     Pursuant to the terms of the Amalgamation Agreement, warrants to purchase 2,600,000 shares in the Company were granted on the date of Amalgamation. These warrants were recorded at an estimated fair value at November 1, 1997 using the Black-Scholes option pricing model. These warrants entitled the holder to subscribe for one ordinary share in the Company at a price of $15.91 and were exercisable at any time up to May 11, 2001. In the period from January 1, 2001 to May 11, 2001 a total of 2,591,732 warrants were exercised and on May 11, 2001 any warrants that had not been exercised expired.

     The Company has in place a Bermuda Share Option Plan (the "Bermuda Plan") and a United Kingdom Share Option Plan (the "U.K. Plan"). Both share option plans are accounted for as variable plans. Under the terms of the plans, the exercise price set on the grant of share options may not be less than the average of the fair market value of the underlying shares for the three dealing days before the date of grant. The number of shares granted under the plans may not in any ten year period exceed 7 per cent of the issued share capital of the Company. No consideration is payable for the grant of an option. In 2001, the Bermuda Plan was amended to provide that the exercise price set on the grant can subsequently be adjusted so that dividends paid after the date of grant will be deducted from the exercise price.

     Under the Bermuda Plan, options may be granted to any director or eligible employee of the Company or subsidiary. Options are exercisable for a maximum period of nine years following the first anniversary date of the grant.

     The following summarises the share options transactions relating to the Bermuda Plan:

      (in thousands, except per share data)
                                                                Weighted average
                                                   Shares       exercise price

    Options outstanding at December 31, 2000           319             $5.50
          Granted                                      194            $11.76
          Exercised                                   (130)            $3.49
          Cancelled                                    (23)           $11.76
      Options outstanding at December 31, 2001         360             $7.71
          Granted                                      252            $11.90
          Exercised                                    (59)            $4.47
          Cancelled                                     (6)           $11.90
      Options outstanding at December 31, 2002         547            $11.24
          Granted                                        -                 -
          Exercised                                   (252)            $6.86
          Cancelled                                      -                -
                                                   --------------------------
      Options outstanding at December 31, 2003         295             $8.49
                                                   ==========================

      Options exercisable at:

      December 31, 2001                                190             $4.07
      December 31, 2002                                187            $8.09
      December 31, 2003                                 94            $9.14

     Under the U.K. Plan, options may be granted to any full-time director or employee of the Company or subsidiary. Options are only exercisable during the period of seven years following the third anniversary date of the grant.

     At December 31, 2003, 2002 and 2001 there were no options remaining outstanding under the U.K. Plan.

     There were no options granted in the year ended December 31, 2003. The weighted average fair value of options granted under the Bermuda Plan in the year ended December 31, 2002 and 2001 was $6.80 and $6.79, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model using the following weighted average assumptions:

                                                      2002             2001

      Risk free interest rate                         2.8%            4.9%
      Expected life                                5 years         5 years
      Expected volatility                              64%             60%
      Expected dividend yield                           0%              0%

     The options outstanding under the Bermuda Plan as at December 31, 2003 have exercise prices of $2.50 (7,500 options) $7.30 (177,336 options) and $10.80 (110,600 options). The exercise prices are reduced by any dividends declared after the date of grant. The options that were not exercisable at December 31, 2003, vested over a period from January 2004 to June 2004. The options outstanding under the Bermuda Plan as at December 31, 2003 have a weighted average contractual life of 4.98 years.

     22. FINANCIAL INSTRUMENTS

     Interest rate risk management

     In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. The Company has a portfolio of swaps that swap floating rate interest to fixed rate, which from a financial perspective hedge interest rate exposure. The Company does not hold or issue instruments for speculative or trading purposes. The counterparties to such contracts are J.P. Morgan Chase, Credit Agricole Indosuez, Deutsche Schiffsbank and Den norske Bank. Credit risk exists to the extent that the counterparties are unable to perform under the contracts.

     The Company manages its debt portfolio with interest rate swap agreements in U.S. dollars to achieve an overall desired position of fixed and floating interest rates. The Company has entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR:

      Principal                                             Inception              Maturity       Fixed Interest
                                                             Date                  Date           Rate
      (in thousands of $)
      $50,000                                               January 2001          January 2006       5.635%
      $49,338 reducing monthly to $29,793                     March 1998            March 2006       7.288%
      $53,352 reducing monthly to $17,527                 September 1998           August 2008       7.490%

     As at December 31, 2003, the notional principal amounts subject to such swap agreements was $140,460,000 (2002 - $352,690,000).

     Foreign currency risk

     The majority of the Company's transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. Certain of the Company's subsidiaries report in Sterling, Swedish kronor or Norwegian kroner and risks of two kinds arise as a result: a transaction risk, that is, the risk that currency fluctuations will have a negative effect on the value of the Company's cash flows; and a translation risk, the impact of adverse currency fluctuations in the translation of foreign operations and foreign assets and liabilities into U.S. dollars for the Company's consolidated financial statements. Certain of the Company's subsidiaries have Yen denominated long-term debt which as of December 31, 2003 stood at Yen 16,830,409,959 and charter contracts denominated in Yen with contracted payments as set forth in Note 7. There is a risk that currency fluctuations will have a negative effect on the value of the Company's cashflows. The Company has not entered into derivative contracts for either transaction or translation risk. Accordingly, such risk may have an adverse effect on the Company's financial condition and results of operations.

     Forward freight contracts

     The Company may enter into forward freight contracts and futures contracts in order to manage its exposure to the risk of movements in the spot market for certain trade routes. Market risk exists to the extent that spot market fluctuations have a negative effect on the Company's cash flows and consolidated statements of operations.

     As at December 31, 2003, the notional principal amounts subject to such forward freight contracts and futures contracts was $49,862,649 (2002:
     $31,264,000).

     Fair Values

     The carrying value and estimated fair value of the Company's financial instruments at December 31, 2003 and 2002 are as follows:

                                                           2003                 2003              2002             2002
      (in thousands of $)                                Fair Value          Carrying Value     Fair Value      Carrying Value
      Non-Derivatives:
      Cash and cash equivalents                            124,189             124,189             92,078           92,078
      Restricted cash                                      891,887             891,887              8,220            8,220
      Marketable securities                                     44                  44                262              262
      Floating rate debt and credit facilities           1,095,696           1,095,696          1,424,901        1,424,901
      Fixed rate debt 0% due through 2005                    1,843               2,000              2,000            2,000
      Fixed rate debt 8.00% due through 2005                     -                   -             11,250           11,250
      8.5% Senior notes                                    580,000             580,000                  -                -
      Serial notes (6.42% to 7.62%)                        127,378             120,620                  -                -
      Term notes (7.84% to 8.52%)                          485,631             484,100                  -                -
      Derivatives:
      Interest rate swap transactions                       (9,216)             (9,216)           (16,894)         (16,894)
      Equity swap Line                                           -                   -                390              390
      Forward freight contracts                                 78                  78               (548)            (548)

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

     Concentrations of risk

     There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Skandinaviska Enskilda Banken, BNP Paribas, Den norske Bank and Nordea Bank Norge. There is a concentration of credit risk with respect to restricted cash to the extent that substantially all of the amounts are carried with the Pacific Life and in escrow with Wilmington Trust. However, the Company believes this risk is remote as these banks are high credit quality financial institutions.

     The majority of the vessels' gross earnings are receivable in U.S. dollars. In 2003, 2002 and 2001, no customer accounted for 10 per cent or more of freight revenues.

     23. RELATED PARTY TRANSACTIONS

     On December 5, 2000, a subsidiary of Frontline made a short-term loan of $20 million to World Shipholding Ltd.. This loan was repaid in full on February 6, 2001. Fees and interest totalling $234,680 were recorded in 2001. World Shipholding Ltd. is indirectly controlled by John Fredriksen who is Frontline Ltd's Chairman and a major stockholder in the Company.

     In February 2001, the Company acquired newbuilding contracts from Seatankers Management Co. Ltd for the construction and purchase of three VLCC tankers at the Hitachi shipyard in Japan. These contracts were acquired for the original contract price of $72 million each plus $0.5 million per contract. These three newbuildings were delivered in 2002. Seatankers Management Co. Ltd is indirectly controlled by John Fredriksen who is Frontline Ltd's Chairman and a major stockholder.

     In the years ended December 31, 2003, 2002 and 2001, Frontline provided services to Seatankers Ltd. These services comprise management support and administrative services including administration of a newbuilding project known as the Uljanik Project. In the years ended December 31, 2003, 2002 and 2001 the Company earned management fees of $107,995, $253,762 and $277,855, respectively from Seatankers Ltd. As at December 31, 2003, 2002 and 2001 amounts of $17,880, $141,359 and $314,923 respectively were due from Seatankers Ltd in respect of these fees and for the reimbursement of costs incurred on behalf of Seatankers Ltd. Seatankers Ltd. is indirectly controlled by John Fredriksen who is Frontline Ltd's Chairman and a major stockholder in the Company.

     In the years ended December 31, 2003 and 2002 Frontline has provided management support and administrative services to Osprey Maritime Ltd ("Osprey"). In the years ended December 31, 2003 and 2002 the Company earned management fees of $51,600 and $42,000 respectively from Osprey. As at December 31, 2003 and 2002 amounts of $18,719 and $18,000 respectively were due from Osprey in respect of these fees and for the reimbursement of costs incurred on behalf of Osprey. At December 31, 2002, an amount of $103,838 was due to Osprey in respect of Tankers pool distributions due to Osprey that were received by the Company. Osprey is indirectly controlled by John Fredriksen who is Frontline Ltd's Chairman and a major stockholder in the Company.

     In the years ended December 31, 2003, 2002 and 2001, Frontline has provided services to Golar LNG Limited ("Golar"). The services provided include management support, corporate and administrative services. In the years ended December 31, 2003, 2002 and 2001, the Company earned management fees of $261,000, $391,153 and $258,960, respectively from Golar. As at December 31, 2003, 2002 and 2001, amounts of $79,335, $86,343 and $547,966 respectively were due from Golar in respect of these fees and for the reimbursement of costs incurred on behalf of Golar. Golar is indirectly controlled by John Fredriksen who is Frontline Ltd's Chairman and a major stockholder in the Company.

     In the year ended December 31, 2003 and 2002 Frontline has provided management support and administrative services to Northern Offshore Ltd, ("NOF"), In the years ended 31 December 2003 and 2002 the Company earned management fees of $134,016 and $173,724 respectively from NOF. As at December 31, 2003 and 2002 amounts of $2,422 and $31,071 respectively were due from NOF in respect of these fees and for the reimbursement of costs incurred on behalf of NOF. NOF is indirectly controlled by John Fredriksen who is Frontline Ltd's Chairman and a major stockholder in the Company.

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

     The following table reflects unaudited pro-forma combined results of operations of the Company on the basis that the acquisition of Mosvold had taken place at January 1, 2001:

      (in thousands of $, except per share data)                    2001
                                                             (unaudited)
      Net operating revenues                                     655,527
      Net income                                                 384,453
      Basic earnings per share                                     $5.01
      Diluted earnings per share                                   $5.00

     25. COMMITMENTS AND CONTINGENCIES

      Assets Pledged

      (in thousands of $)                           2003            2002

      Ship mortgages                              2,164,340       2,238,905
      Restricted bank deposits                      891,887           8,220
                                                  --------------------------
                                                  3,056,227       2,247,125
                                                  ==========================

     Other Contractual Commitments

     The Company insures the legal liability risks for its shipping activities with Assuranceforeningen SKULD, Assuranceforeningen Gard Gjensidig and Britannia Steam Ship Insurance Association Limited, all mutual protection and indemnity associations. As a member of these mutual associations, the Company is subject to calls payable to the associations based on the Company's claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which result in additional calls on the members.

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

     At December 31, 2003, the Company had twelve vessels that were sold by the Company at various times during the period from November 1998 to December 31, 2003, and leased back on charters that range for periods of eight to twelve and a half years with options on the lessors' side to extend the charters for periods that range up to five years. Eight of these charters are accounted for as capital leases and four are accounted for as operating leases. The Company has purchase options at certain specified dates and the lessor has options to put the vessels on the Company at the end of the lease terms for all of these twelve vessels. The total amount that the Company would be required to pay under these put options with respect to the operating leases is $56.8 million.

     At December 31, 2003 Chevron Transport Corporation charters four vessels on long-term bareboat charters recorded as investments in finance leases. Chevron holds options to purchase each vessel for $1 on April 1, 2015 provided no earlier optional termination of the bareboat charter has occurred. Details of Chevron's optional termination dates for the charters are contained in Note 15.

     26. SUPPLEMENTAL INFORMATION

     Non-cash investing and financing activities included the following:


    (in thousands of $)                                       2003              2002             2001

    Sales of vessels:
    Proceeds received in the form of shares                     14,160                 -              -

    Sale and leaseback of vessels:
    Additions to vessels under capital leases, net             218,844            68,167              -
    Incurrence of obligations under capital leases            (218,844)          (68,167)             -

    Exchange of interests in associated companies:
    Additions to investments in associated companies             9,902                 -              -
    Disposals of investments in associated companies            (9,902)                -              -

    Acquisition of subsidiaries:
    Assets acquired, including goodwill                         75,949                 -         83,403
    Liabilities assumed and incurred                            53,470                 -         14,033
    Minority interest recorded                                       -                 -          1,152

    Exercise of employee share options:
    Non-cash proceeds recorded for issuance of shares:           2,685                 -              -


     27. DISCONTINUED OPERATIONS

     During the year ended December 31, 2002, the Company sold a portion of its dry bulk operations. The portion sold has been recorded as discontinued operations in accordance with the requirements of FAS 144 adopted on January 1, 2002. These activities have previously been reported in the dry bulk carriers segment (See Note 4).

     The following table presents the information required by FAS 144 in respect of discontinued operations:

      (in thousands of $)                                         2003             2002              2001

      Carrying amount of assets disposed of                          -            95,548              -
      Carrying amount of debt or lease retired                       -             70,21              -

      Amounts recorded in discontinued operations
         Net operating revenues                                      -            12,505         19,159
         Net income (loss) before cumulative effect
         of change in accounting principle                           -            (1,929)        20,280
         Gain (loss) on disposal                                     -            (3,109)              -

     28. SUBSEQUENT EVENTS

     In December 2003, Frontline agreed with its partner, Overseas Shipholding, Group, Inc ("OSG"), to swap interests in six joint venture companies, which each own a VLCC. These agreements resulted in Frontline exchanging its interest in the vessels Dundee, Sakura I and Tanabe for OSG's interest in the vessels Edinburgh, Ariake and Hakata, thereby increasing its interest in these vessels to 100.0% each. The exchanges of interests were completed on February 24, 2004. Frontline received a net cash settlement of $2.3 million in the exchange transaction to reflect the difference in values of the assets exchanged. A gain on $0.2 million was recognised in connection with the exchange.

     On February 17, 2004 the Company's subsidiary Ship Finance International Ltd entered into a senior secured credit facility agreement with a syndicate of banks with principal amount $1,058.0 million. This facility bears interest at LIBOR plus 1.25% payable quarterly in arrears and may be prepaid without penalty. The principal amortization schedule in respect of our senior secured credit facility, assuming that it is fully drawn upon, will be as follows:

       Year                                              Amount
                                                   -----------------------------
                                                         (dollars in millions)

      2004                                               $93.7
      2005                                               93.7
      2006                                               93.7
      2007                                               93.7
      2008                                               93.7
      2009                                               89.8
      At maturity in 2010                                499.7

     On February 29, 2004, the Board declared a dividend of $4.50 per share, which was paid on March 29, 2004.

     On May 25, 2004, the Company's wholly owned subsidiary SFIL, commenced an offer (the "Exchange Offer") to exchange all of its outstanding 8 1/2% senior notes due December 15, 2013, that were issued in a private placement on December 18, 2003, for an equal principal amount of 8 1/2% senior notes due December 15, 2013, that are registered under the Securities Act of 1933, as amended (the "Exchange Notes"). The terms of the Exchange Notes are identical to those of the currently outstanding notes except that the Exchange Notes are registered under the Securities Act of 1933 and will not be subject to restrictions on transfer. The Exchange Offer and the right to withdraw any outstanding notes that have been tendered in the Exchange Offer are scheduled to expire on July 26, 2004, unless extended by Ship Finance International.

     On May 26, 2004, SFIL, filed a registration statement to register its common shares under the Securities Exchange Act of 1934. The registration statement became effective on June 1, 2004 and SFIL's common shares became eligible for listing on the New York Stock Exchange. The shares were initially listed on June 17, 2004.

     On May 27, 2004 the Company's subsidiary Golden Ocean Group Ltd exercised its option to acquire all of the shares of Independent Tankers Corporation ("ITC") from Hemen Holdings Ltd, a related party. ITC operates a fleet of six VLCCs and four Suezmax tankers which are all on long-term charters to BP and Chevron. Golden Ocean Group Ltd paid Hemen $4.1 million to acquire the shares and had previously paid Hemen $10.0 million to acquire the option in 2003. ITC's most recent financial statements are dated March 31, 2004 and they show that ITC has assets of $907.8 million and liabilities of $916.0 million. Frontline has consolidated the assets and liabilities of ITC effective December 31, 2003 as disclosed in Note 3, "Recently Issued Accounting Standards".

     On May 28, 2004, the Company announced a partial spin-off of SFIL. Each Frontline shareholder received one SFIL share for every four Frontline shares held. The shares were distributed to Frontline's shareholders on June 16, 2004 and began trading on the New York Stock Exchange under the ticker symbol SFL.

     On May 28, 2004, the Company declared a dividend of $5.00 per share which was paid on June 16, 2004.



02089.0009 #496661