Form 20-F/A
period 2003-12-31
FRONTLINE LTD /
filed 2004-10-08
CIK 913290

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

For the fiscal year ended               December 31, 2003
                          ------------------------------------------------------
                                       OR
[_]                 TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
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

             Item 17 [_]                 Item 18  [X]

                          INDEX TO REPORT ON FORM 20-F

PART I                                                                      PAGE

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS................1

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE............................. 1

ITEM 3.  KEY INFORMATION..................................................... 1

ITEM 4.  INFORMATION ON THE COMPANY.......................................... 8

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS........................23

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..........................37

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY
         TRANSACTIONS........................................................39

ITEM 8.  FINANCIAL INFORMATION...............................................40

ITEM 9.  THE OFFER AND LISTING...............................................41

ITEM 10. ADDITIONAL INFORMATION..............................................42

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES
         ABOUT MARKET RISK...................................................44

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN
         EQUITY SECURITIES...................................................45

                                     PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.....................46

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
          AND USE OF PROCEEDS.................................................46

ITEM 15.  CONTROLS AND PROCEDURES.............................................46

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT....................................46

ITEM 16B. CODE OF ETHICS......................................................46

ITEM 16C. PRINCIPAL ACCOUNTANT FEES...........................................46

ITEM 16D. EXEMPTIONS FOM THE LISTING STANDARDS FOR
          AUDIT COMMITTEES....................................................47

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS................................................47

ITEM 18.  FINANCIAL STATEMENTS................................................48

ITEM 19.  EXHIBITS............................................................49

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

                                                                       Fiscal Year Ended December 31,
                                                            -------------------------------------------------------
                                                               2003         2002      2001      2000       1999

(in thousand of $, except Ordinary Shares,  per Ordinary Share data and ratios)
Income Statement Data:
Total operating revenues(1)                                 $1,173,783   $ 551,595  $716,478   $692,717   $ 367,876
Total operating expenses(1)                                 $  687,007   $ 454,691  $376,678   $322,328   $ 344,307
Net operating income (loss)                                 $  492,402   $  95,676  $375,420   $374,269   $(12,210)
Net income (loss) from continuing operations before
    income taxes and minority interest                      $  443,130   $   7,150  $330,551   $305,951   $(91,150)
Net income (loss) from continuing operations before
    cumulative effect of change in accounting principle     $  443,127   $   7,172  $330,107   $305,910   $(86,896)
Discontinued operations(2)                                  $        -   $ (1,929)  $ 21,076   $  7,957   $       -
Cumulative effect of change in accounting principle         $ (33,767)   $(14,142)  $ 31,545   $      -   $       -
Net (loss) income                                           $  409,360   $ (8,899)  $382,728   $313,867   $(86,896)

Earnings (loss) from continuing operations before
    cumulative effect of change in accounting principle
    per Ordinary Share
 - basic                                                    $     5.92   $    0.09  $   4.30   $   4.17   $  (1.76)
 - diluted                                                  $     5.90   $    0.09  $   4.29   $   4.16   $  (1.76)
Earnings (loss) per Ordinary Share
 - basic                                                    $     5.47   $  (0.12)  $   4.99   $   4.28   $  (1.76)
 - diluted                                                  $     5.45   $  (0.12)  $   4.98   $   4.27   $  (1.76)
Cash dividends paid per Ordinary Share                      $     4.55   $    0.25  $   1.50   $      -   $       -


Certain   comparative   figures  have  been   reclassified  to  conform  to  the
presentation adopted in the current period.

(1) Previously we have reported net operating revenues in our income statement data. Effective December 31, 2003 we have reclassified voyage expenses and commission as a component of total operating revenues and now report total operating revenues and total operating expenses.

(2) During the year ended December 31, 2002 the Company sold a portion of its dry-bulk operations which have been recorded as discontinued operations in 2002, 2001 and 2000. These operations were acquired in 2000.

Balance Sheet Data (at end of year):
Cash and cash equivalents                                   $   124,189   $    92,078  $   178,176   $   103,514  $    65,467
Newbuildings and vessel purchase options                    $     8,370   $    27,405  $   102,781   $    36,326  $    32,777
Vessels and equipment, net                                  $ 2,165,239   $ 2,373,329  $ 2,196,959   $ 2,254,921  $ 1,523,112
Vessels under capital lease, net                            $   765,126   $   264,902  $   317,208   $   108,387  $         -
Investments in associated companies                         $   173,329   $   119,329  $   109,898   $    27,361  $    16,274
Total assets                                                $ 4,463,535   $ 3,034,743  $ 3,033,774   $ 2,780,988  $ 1,726,793
Short-term debt and current portion of long-term debt       $   191,131   $   167,807  $   227,597   $   212,767  $   116,814
Current portion of obligations under capital lease          $    20,138   $    13,164  $    17,127   $     7,888  $         -
Long-term debt                                              $ 2,091,286   $ 1,277,665  $ 1,164,354   $ 1,331,372  $   962,880
Obligations under capital lease                             $   753,823   $   259,527  $   283,663   $   101,875  $         -
Share capital                                               $   184,120   $   191,166  $   191,019   $   195,172  $   152,405
Stockholders' equity                                        $ 1,255,417   $ 1,226,973  $ 1,252,401   $ 1,029,490  $   557,300
Ordinary Shares outstanding                                  73,647,930    76,466,566   76,407,566    78,068,811   60,961,860
Weighted average ordinary shares outstanding                 74,901,900    76,456,340   76,714,000    73,390,654   49,467,490

Cash Flow Data
Cash provided by operating activities                       $   523,280   $   142,025  $   477,607   $ (508,938)  $   175,532
Cash provided by (used in) financing activities             $ (233,303)   $   (5,230)  $ (299,163)   $  275,403   $ (230,585)
Cash provided by (used in) investing activities             $ (269,058)   $  (222,893) $ (103,782)   $ (508,938)  $  175,532
Other Financial Data
Equity to assets ratio (percentage)(3)                            28.1%         40.5%        41.3%        37.0%         32.3%
Debt to equity ratio(4)                                             2.4           1.4          1.4          1.6           1.9
Price earnings ratio(5)                                             4.3           neg          2.1          3.3           neg
Net voyage revenues                                         $   765,985   $   354,212  $   551,515   $  559,601   $   223,334

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

                                     2003      2002      2001     2000      1999
Voyage revenues                 1,089,583   489,286   639,807  656,917   339,996
Voyage expenses and commission  (323,598) (135,074)  (88,292) (97,316) (116,662)
                                ------------------------------------------------
Net voyage revenues               765,985   354,212   551,515  559,601   223,334
                                ================================================

----------------
(3) Equity to assets ratio is calculated as total stockholders' equity divided by total assets.

(4) Debt to equity ratio is calculated as total interest bearing current and long-term liabilities, including obligations under capital leases, divided by stockholders' equity.

(5) Price earnings ratio is calculated using the closing year end share price divided by basic Earnings per Share.

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

Because we are a foreign corporation, you may not have the same rights that a shareholder in a U.S. corporation may have

We are a Bermuda corporation. Our memorandum of association and bye-laws and the Bermuda Companies Act 1981, as amended, govern our affairs. Investors may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction. Under Bermuda law a director generally owes a fiduciary duty only to the company; not to the company's shareholder. Our shareholders may not have a direct course of action against our directors. In addition, Bermuda law does not provide a mechanism for our shareholders to bring a class action lawsuit under Bermuda law. Further, our Bye-laws provide for the indemnification of our directors or officers against any liability arising out of any act or omission except for an act or omission constituting fraud, dishonesty or illegality.

Because our offices and most of our assets are outside of the United States, you may not be able to bring suit against us, or enforce a judgment obtained against us, in the United States

Our executive officers, administrative activities and assets are located outside the United States. As a result, it may be more difficult for investors to effect service of process within the United States upon us, or to enforce both in the United States and outside the United States judgments against us in any action, including actions predicated upon the civil liability provisions of the federal securities laws of the United States.

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

If we or our subsidiaries are not entitled to this statutory tax exemption for any taxable year, we or our subsidiaries could be subject for those years to an effective 4% United States federal income tax on the portion of the income we or our subsidiaries derive during the year from United States sources. The imposition of this taxation could have an adverse effect on our net income and cash flow.

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

The Company's principal focus and expertise is the transportation of crude oil and oil products cargoes for major integrated oil companies and other customers. The Company's tanker fleet, which is one of the largest and most modern in the world, consists of 25 wholly owned VLCCs, two part owned VLCCs, one option to acquire a VLCC and 28 wholly owned Suezmax tankers, of which 8 are Suezmax OBOs. In addition, the Company owns three dry bulk carriers. The Company also charters in 13 modern VLCCs and 3 modern Suezmax tankers on long-term charters. The Company also has a purchase option to acquire a further VLCC tanker. A full fleet list is provided in Item 4 "Information on the Company"

Fleet Changes

In 2001, the Company took delivery of two wholly-owned newbuilding double-hull Suezmax tankers for total delivered cost of $108.2 million, and joint ventures in which the Company had a 33.3 % interest took delivery of three newbuilding double-hull VLCCs for total delivered cost of $240.7 million. The Company also acquired four double-hull VLCCs through the exercise of purchase options for total delivered cost of $293.1 million. In addition the Company acquired two mid 1970s built VLCCs for $21.4 million that were subsequently sold for proceeds of $21.2 million and three contracts for newbuilding double-hull VLCCs to be delivered in 2002 and 2003 for $53.0 million

In 2001, the Company also sold two 1993-built VLCCs for proceeds of $104.0 million realising gains of $14.8 million and a 2000 built Suezmax tanker for proceeds of $64.0 million realising a gain of $19.4 million

In 2002, the Company took delivery of five wholly-owned newbuilding double-hull VLCCs for total delivered cost of $383.7 million and joint ventures in which the Company had a 33.3 % interest took delivery of two newbuilding double-hulled VLCCs for total delivered cost of $161.8 million. In addition, the Company sold five dry bulk carriers for total proceeds of $93.4 million, realising a net loss of $3.1 million.

In 2003, the Company acquired two Suezmax tankers for $6.7 million which were previously 40% and 35% owned, These vessels were subsequently sold for proceeds of $8.1 million realising gains of $1.2 million. A further two Suezmax tankers were sold in 2003 for proceeds of $100.3 million realising gains of $7.1 million. The Company also took delivery of a newbuilding double-hull VLCC for delivered cost of $79.2 million which was subsequently sold for $76.0 million realising a loss of $2.7 million and acquired the remaining 50% of a double-hull VLCC which was already 50% owned for $9.5 million. Through a reorganisation of interests in joint ventures the Company disposed of 50% interests in 2 VLCCs and increased interests in a further 4 double-hull VLCCs from 33.3% to 50.1% through a combination of sale, acquisition and exchange of interest transactions. Our net cash investment in these transactions was $3.3 million and we recorded impairment losses of $5.2 million.

In February 2004 through a further reorganistion of joint ventures the Company exchanged its 50.1% interests in 3 double-hull VLCCs for the remaining 49.9% interests in 3 double-hull VLCCs of which the Company already owned 50.1%. We accounted for these exchanges as non-cash exchanges of assets at book value. We received a net cash settlement of $2.3 million as a result of equalization of the values of the assets exchanged and recorded a gain of $0.2 million on the transactions.

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

Revenues and voyage expenses of the vessels operating in pool arrangements, are pooled and the resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula. Formulae used to allocate net pool revenues vary among different pools but generally allocate revenues to pool participants on the basis of the number of days a vessel operates in the pool with weighting adjustments made to reflect vessels' differing capacities and performance capabilities. The same revenue and expenses principles stated above are applied in determining the pool's net pool revenues. Certain pools are responsible for paying voyage expenses and distribute net pool revenues to the participants. We account for the net pool revenues allocated by these pools as "pool revenues" in our statements of operations. Certain pools require the participants to pay and account for voyage expenses, and distribute gross pool revenues to the participants such that the participants' resulting net pool revenues are equal to net pool revenues calculated according to the agreed formula. We account for gross pool revenues allocated by these pools as "pool revenues" in our statements of operations.

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

Tabular disclosure of contractual obligations:

At December 31 2003, the Company had the following contractual obligations and commitments:

                                                              Payment due by period
                                    Less than 1 year    1 - 3 years   3 - 5 years   After 5 years       Total
                                    -------------------------------------------------------------------------
In thousands of $
$580 million 8.5% notes (1)                     --             --            --           580,000     580,000
Term notes (7.84% to 8.52%) (2)                3,355         16,068        28,989         435,688     484,100
Serial notes (6.42% to 7.62%) (2)             34,450         55,370        24,500           6,300     120,620
Other long-term debt                         153,326        461,750       230,778         251,843   1,097,697
Operating lease obligations                   33,210         67,585        67,814          63,325     231,934
Capital lease obligations                     80,260        161,236       165,014         813,988   1,220,498

                                    -------------------------------------------------------------------------
Total contractual cash obligations           304,601        762,009       517,095       2,151,144   3,734,849
                                    -------------------------------------------------------------------------

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Information concerning each director and executive officer of the Company is set forth below.

Name               Age     Position
----               ---     --------

John Fredriksen     60     Chairman, Chief Executive Officer, President and
                           Director
Tor Olav Tr0im      41     Vice-President and Director
Kate Blankenship    39     Chief Accounting Officer, Company Secretary and
                           Director
Tom E. Jebsen       46     Chief Financial Officer of Frontline Management
Oscar Spieler       43     Chief Executive Officer of Frontline Management

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

                                                              Ordinary Shares
                                                              ---------------
Owner                                                          Amount   Per cent
-----                                                      ----------   --------

Hemen Holding Ltd. and associated companies (1)            35,079,053     47.45%
All Directors and Officers as a group (five persons) (2)   35,342,544     47.81%

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

Record Date                                   Payment Date      Amount per Share
-----------                                   ------------      ----------------

2001
----
May 21, 2001                                  June 7, 2001                 $1.00
August 23, 2001                          September 5, 2001                 $0.40
November 22, 2001                         December 5, 2001                 $0.10

2002
----
March 13, 2002                              March 20, 2002                 $0.20
May 31, 2002                                 June 12, 2002                 $0.05

2003
----
March 10, 2003                              March 24, 2003                 $0.15
May 20, 2003                                  June 6, 2003                 $1.00
June 23, 2003                                 July 7, 2003                 $1.00
August 18, 2003                          September 2, 2003                 $1.10
November 28, 2003                        December 12, 2003                 $1.30

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

                                      NYSE                OSE                  NASDAQ
                                --------------   --------------------   -----------------
                                  High     Low        High        Low      High       Low
Fiscal year ended December 31
2003                            $27.69   $8.93   NOK185.00   NOK61.00        --        --
2002                            $13.05   $3.19   NOK108.50   NOK25.90        --        --
2001                            $15.45   $6.55   NOK215.50   NOK59.50    $24.50   $11.563
2000                                --      --   NOK164.00   NOK37.00   $18.250    $3.938
1999                                --      --    NOK45.00   NOK16.00    $4.250    $3.000

The following table sets forth, for each full financial quarter for the two most recent fiscal years, the high and low prices of the Ordinary Shares on the NYSE and the OSE.

                                               NYSE                 OSE
                                         ---------------   ---------------------
                                           High      Low        High         Low
Fiscal year ended December 31, 2003
First quarter                            $12.54    $8.93    NOK87.50    NOK61.00
Second quarter                           $16.85   $10.00   NOK117.00    NOK73.00
Third quarter                            $19.89   $13.40   NOK146.50    NOK95.50
Fourth quarter                           $27.69   $15.47   NOK185.00   NOK108.50

Fiscal year ended December 31, 2002
First quarter                            $12.50    $9.05   NOK108.50    NOK81.50
Second quarter                           $13.05    $8.79   NOK108.50    NOK64.00
Third quarter                             $9.76    $3.19    NOK73.50    NOK25.90
Fourth quarter                            $9.41    $4.06    NOK69.00    NOK28.50

The following table sets forth, for the most recent six months, the high and low prices for the Ordinary Shares on the NYSE and OSE.

                                               NYSE                 OSE
                                         ---------------   ---------------------
                                           High      Low        High         Low
May 2004                                 $35.37   $24.36   NOK237.00   NOK172.00
April 2004                               $31.10   $25.25   NOK216.50   NOK173.50
March 2004                               $35.89   $25.10   NOK249.50   NOK175.50
February 2004                            $32.45   $28.75   NOK225.00   NOK201.50
January 2004                             $31.30   $25.50   NOK214.00   NOK165.50
December 2003                            $27.69   $20.65   NOK185.00   NOK139.00

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

I. SUBSIDIARY INFORMATION

Not Applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to various market risks, including interest rates, spot market rates for vessels and foreign currency fluctuations. The Company uses interest rate swaps to manage interest rate risk. The Company has entered into forward freight agreements and futures for trading purposes in order to manage its exposure to the risk of movements in the spot market for certain trade routes and, to some extent, for speculative purposes. The Company enters into other derivative instruments from time to time for speculative purposes.

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

     Fiscal year ended December 31, 2003                     $ 1,585,759
     Fiscal year ended December 31, 2002                     $ 1,158,004

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

1.4* Amended and Restated Bye-Laws of the Company as adopted by shareholders on April 5, 2004, incorporated by reference to
               Exhibit 1.4 of the Company's Annual Report filed on form 20-F on June 30, 2004.

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

8.1*           Subsidiaries  of the Company  incorporated by referene to Exhibit
               8.1 of the Company's Annual Report filed on Form 20-F on June 30, 2004.

14.1*          Code of Ethics incorporated by referene to Exhibit
               14.1 of the Company's Annual Report filed on Form 20-F on June 30, 2004.

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

                                                     Frontline Ltd.
                                        ----------------------------------------
                                                      (Registrant)

Date October 8, 2004                    By /s/ Kate Blankenship
                                           -------------------------------------
                                               Kate Blankenship
                                        Company Secretary and Chief Accounting
                                        Officer

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

PricewaterhouseCoopers
Hamilton, Bermuda
June 24, 2003, except for Note 27 for which the date is July 14, 2003

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

PricewaterhouseCoopers DA
Oslo, Norway
June 28, 2002, except for Note 27 for which the date is July 14, 2003

Frontline Ltd.
Consolidated Statements of Operations for the years ended
December 31, 2003, 2002 and 2001
(in thousands of $, except per share data)
                                                                   2003          2002          2001
Operating revenues
     Time charter revenues                                       56,270        30,385        44,655
     Bareboat charter revenues                                   27,930        31,924        32,016
     Voyage charter revenues                                  1,089,583       489,286       639,807
---------------------------------------------------------------------------------------------------
     Total operating revenues                                 1,173,783       551,595       716,478
---------------------------------------------------------------------------------------------------
Gain (loss) on sale of assets                                     5,626        (1,228)       35,620
Operating expenses
     Voyage expenses and commission                             323,598       135,074        88,292
     Ship operating expenses                                    117,604       109,286       116,291
     Charterhire expenses                                        81,009        60,634        41,858
     Administrative expenses                                     17,889        12,806        13,012
     Depreciation and amortisation                              146,907       136,891       117,225
---------------------------------------------------------------------------------------------------
     Total operating expenses                                   687,007       454,691       376,678
---------------------------------------------------------------------------------------------------
Net operating income                                            492,402        95,676       375,420
---------------------------------------------------------------------------------------------------
Other income (expenses)
     Interest income                                              9,185        13,042        12,951
     Interest expense                                           (75,097)      (71,311)      (89,952)
     Share in results from associated companies                  33,533       (10,711)       22,317
     Foreign currency exchange gain (loss)                      (17,193)      (10,932)       15,524
     Other financial items, net                                     300        (8,614)       (5,709)
---------------------------------------------------------------------------------------------------
     Net other expenses                                         (49,272)      (88,526)      (44,869)
---------------------------------------------------------------------------------------------------
Net income from continuing operations before income taxes       443,130         7,150       330,551
Income taxes                                                         (3)          (22)          444
---------------------------------------------------------------------------------------------------
Net income from continuing operations before
cumulative effect of change in accounting principle             443,127         7,172       330,107
---------------------------------------------------------------------------------------------------
Discontinued operations                                              --        (1,929)       21,076
---------------------------------------------------------------------------------------------------
Cumulative effect of change in accounting principle             (33,767)      (14,142)       31,545
---------------------------------------------------------------------------------------------------
Net (loss) income                                               409,360        (8,899)      382,728
===================================================================================================

Earnings (loss) per share:
Basic earnings per share from continuing operations
before cumulative effect of change in accounting principle        $5.92         $0.09         $4.30

Diluted earnings per share from continuing operations
before cumulative effect of change in accounting principle        $5.90         $0.09         $4.29

Basic earnings per share before cumulative
effect of change in accounting principle                          $5.92         $0.07         $4.57

Diluted earnings per share before cumulative
effect of change in accounting principle                          $5.90         $0.07         $4.56

Basic earnings (loss) per share                                   $5.47        $(0.12)        $4.99
Diluted earnings (loss) per share                                 $5.45        $(0.12)        $4.98
===================================================================================================

See accompanying Notes that are an integral part of these Consolidated Financial Statements

Frontline Ltd.
Consolidated Balance Sheets as of December 31, 2003 and 2002
(in thousands of $)
                                                                   2003          2002
ASSETS
Current Assets
     Cash and cash equivalents                                  124,189        92,078
     Restricted cash                                            891,887         8,220
     Marketable securities                                           44            42
     Trade accounts receivable                                   48,165        37,091
     Other receivables                                           19,459        10,898
     Inventories                                                 26,148        28,723
     Voyages in progress                                         60,282        49,221
     Prepaid expenses and accrued income                         12,241         6,342
     Net investment in finance lease, current portion            15,511            --
     Derivative instruments receivable amounts                       78           390
-------------------------------------------------------------------------------------
     Total current assets                                     1,198,004       233,005
Newbuildings and vessel purchase options                          8,370        27,405
Vessels and equipment, net                                    2,165,239     2,373,239
Vessels and equipment under capital lease, net                  765,126       264,902
Investment in associated companies                              173,329       119,329
Net investment in finance lease, long term portion              120,894            --
Deferred charges                                                 22,454         5,659
Other long-term assets                                           10,119        11,204
-------------------------------------------------------------------------------------
     Total assets                                             4,463,535     3,034,743
=====================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
     Short-term debt and current portion of long-term debt      191,131       167,807
     Current portion of obligations under capital leases         20,138        13,164
     Trade accounts payable                                       7,289         7,717
     Accrued expenses                                            76,910        40,324
     Deferred charter revenue                                     5,309         1,067
     Mark to market valuation of derivatives                      9,217        17,442
     Other current liabilities                                   11,318        12,300
-------------------------------------------------------------------------------------
     Total current liabilities                                  321,312       259,821
Long-term liabilities
     Long-term debt                                           2,091,286     1,277,665
     Obligations under capital leases                           753,823       259,527
     Deferred gains on sales of vessels                          21,964         7,138
     Other long-term liabilities                                 19,733         3,619
-------------------------------------------------------------------------------------
     Total liabilities                                        3,208,118     1,807,770
Commitments and contingencies                                        --            --

Stockholders' equity
     Share capital                                              184,120       191,166
     Additional paid in capital                                 513,859       552,241
     Accumulated other comprehensive loss                        (6,953)       (9,498)
     Retained earnings                                          564,391       493,064
-------------------------------------------------------------------------------------
     Total stockholders' equity                               1,255,417     1,226,973
-------------------------------------------------------------------------------------
     Total liabilities and stockholders' equity               4,463,535     3,034,743
=====================================================================================

See accompanying Notes that are an integral part of these Consolidated Financial Statements

Frontline Ltd.
Consolidated Statements of Cash Flows for the years ended
December 31, 2003, 2002 and 2001
(in thousands of $)
                                                               2003        2002        2001
Operating activities
Net income (loss)                                           409,360      (8,899)    382,728
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
     Depreciation and amortisation                          146,907     139,855     121,725
     Amortisation of deferred charges                         2,862       2,299       2,233
     (Gain) loss from sale of assets                         (5,626)      4,337     (35,620)
     Share in results from associated companies             (33,533)     10,711     (22,321)
     Unrealised foreign exchange loss  (gain)                17,955      14,176     (29,148)
     Change in accounting principle                          33,767      14,142     (32,339)
     Adjustment of derivatives to market value              (28,180)      7,495       5,404
     Other, net                                               1,311       1,968      (2,297)
     Changes in operating assets and liabilities,
     net of effect of acquisitions:
     Trade accounts receivable                               (7,495)     18,066      40,612
     Other receivables                                       (8,647)     (6,118)     25,921
     Inventories                                              3,489     (17,413)       (120)
     Voyages in progress                                     (9,853)    (40,928)     13,966
     Prepaid expenses and accrued income                     (2,837)     (2,951)      4,979
     Trade accounts payable                                    (417)        723       1,290
     Accrued expenses                                        (3,281)      4,781      (5,234)
     Deferred charter revenue                                 2,727        (500)     (1,010)
     Other, net                                               4,771         281       6,838
-------------------------------------------------------------------------------------------
     Net cash provided by operating activities              523,280     142,025     477,607
-------------------------------------------------------------------------------------------
Investing activities
     Maturity (placement) of restricted cash               (559,430)      2,881       1,479
     Additions to newbuildings, vessels and equipment       (66,589)   (376,844)   (386,130)
     Purchase of option                                     (10,042)         --          --
     Proceeds from sale of vessels and equipment            427,305     177,902     400,111
     Acquisition of subsidiaries and businesses, net
     of cash acquired                                        (2,363)         --     (64,656)
     Investments in associated companies                    (91,611)    (21,790)    (60,003)
     Dividends received from associated companies            11,581       1,780       2,314
     Purchase of minority interest                               --      (6,822)         --
     Proceeds from sale of investments in associated
     companies                                                7,343          --          --
     Purchases and sales of other assets, net                14,748          --       3,103
-------------------------------------------------------------------------------------------
     Net cash provided by (used in) investing activities   (269,058)   (222,893)   (103,782)
-------------------------------------------------------------------------------------------
Financing activities
     Proceeds from long-term debt                           627,300     383,828     324,890
     Repayments of long-term debt                          (465,313)   (341,959)   (460,725)
     Payment of obligations under capital leases            (13,134)    (24,671)    (10,337)
     Debt fees paid                                         (18,492)     (3,534)     (1,459)
     Cash dividends paid                                   (338,033)    (19,117)   (115,206)
     Repurchase of shares and warrants                      (28,562)         --     (44,814)
     Proceeds from issuance of equity                         2,931         223       8,488
-------------------------------------------------------------------------------------------
     Net cash (used in) provided by financing activities   (233,303)     (5,230)   (299,163)
-------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents
before change in accounting principle                        20,919     (86,098)     74,662
Cash effect of change in accounting principle                11,192          --          --
Net increase (decrease) in cash and cash equivalents
after change in accounting principle                         32,111     (86,098)     74,662
Cash and cash equivalents at beginning of year               92,078     178,176     103,514
Cash and cash equivalents at end of year                    124,189      92,078     178,176
===========================================================================================
Supplemental disclosure of cash flow information:
     Interest paid, net of capitalised interest              73,206      73,161      96,202
     Income taxes paid                                            3       2,203          11
===========================================================================================

See accompanying Notes that are an integral part of these Consolidated Financial Statements

Frontline Ltd.
Consolidated Statements of Changes in Stockholders' Equity for the years ended
December 31, 2003, 2002 and 2001
(in thousands of $, except number of shares)
                                                              2003           2002           2001
NUMBER OF SHARES OUTSTANDING
Balance at beginning of year                            76,466,566     76,407,566     78,068,811
Shares issued                                              251,364         59,000        546,055
Shares bought back                                      (3,070,000)            --     (2,207,300)
------------------------------------------------------------------------------------------------
Balance at end of year                                  73,647,930     76,466,566     76,407,566
------------------------------------------------------------------------------------------------

SHARE CAPITAL
Balance at beginning of year                               191,166        191,019        195,172
Shares issued                                                  629            147          1,365
Shares bought back and cancelled                            (7,675)            --         (5,518)
------------------------------------------------------------------------------------------------
Balance at end of year                                     184,120        191,166        191,019
------------------------------------------------------------------------------------------------

ADDITIONAL PAID IN CAPITAL
Balance at beginning of year                               552,241        552,166        576,677
Shares issued                                                3,774             75          7,123
Shares bought back and warrants exercised or expired       (42,156)            --        (31,634)
------------------------------------------------------------------------------------------------
Balance at end of year                                     513,859        552,241        552,166
------------------------------------------------------------------------------------------------

WARRANTS AND OPTIONS
Balance at beginning of year                                    --             --          7,662
Options and warrants exercised or expired                       --             --         (7,662)
------------------------------------------------------------------------------------------------
Balance at end of year                                          --             --             --
------------------------------------------------------------------------------------------------

ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance at beginning of year                                (9,498)       (11,864)        (3,579)
Other comprehensive income (loss)                            2,545          2,366         (8,285)
------------------------------------------------------------------------------------------------
Balance at end of year                                      (6,953)        (9,498)       (11,864)
------------------------------------------------------------------------------------------------

RETAINED EARNINGS
Balance at beginning of year                               493,064        521,080        253,558
Net income (loss)                                          409,360         (8,899)       382,728
Dividends paid                                            (338,033)       (19,117)      (115,206)
------------------------------------------------------------------------------------------------
Balance at end of year                                     564,391        493,064        521,080
------------------------------------------------------------------------------------------------
Total Stockholders' Equity                               1,255,417      1,226,973      1,252,401
------------------------------------------------------------------------------------------------

COMPREHENSIVE INCOME (LOSS)
Net income (loss)                                          409,360         (8,899)       382,728
Unrealised gains (losses) from marketable securities
and cash flow hedging derivative instruments                 1,595          1,553         (8,255)
Foreign currency translation and other                         950            813            (30)
------------------------------------------------------------------------------------------------
Other comprehensive income (loss)                            2,545          2,366         (8,285)
------------------------------------------------------------------------------------------------
Comprehensive income (loss)                                411,905         (6,533)       374,443
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

     The Company's ordinary shares are listed on the New York Stock Exchange, the Oslo Stock Exchange and the London Stock Exchange.

     In October 2003 Frontline established a new subsidiary, Ship Finance International Limited ("SFIL"), in Bermuda. Through transactions executed in January 2004, Frontline transferred to SFIL ownership of 46 vessel-owning entities each owning one vessel and its corresponding financing, and one entity owning an option to acquire a VLCC. Frontline then leased the vessels back on long-term charters. The assets and liabilities were transferred to, and recorded by SFIL, at the historical net book value of each asset at December 31, 2003. In May 2004 the Board of Frontline declared a share dividend of 25% of the issued share capital of SFIL to Frontline's shareholders. Frontline's shareholders received one share in SFIL for every four Frontline shares held. SFIL shares are traded on the New York Stock Exchange under the ticker symbol SFL.

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

     Investments in which the Company has a majority shareholding but which it does not control, due to the participating rights of minority shareholders, are accounted for using the equity method. The preparation of financial statements in accordance with generally accepted accounting principles requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

     Impairment of long-lived assets

     The carrying value of long-lived assets that are held and used by the Company are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be appropriate. We assess recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset<180>s carrying value and fair value. In addition, long-lived assets to be disposed of are reported at the lower of carrying amount and fair value less estimated costs to sell.

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

     Revenues and voyage expenses of the vessels operating in pool arrangements are pooled and the resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula. Formulae used to allocate net pool revenues vary among different pools but generally allocate revenues to pool participants on the basis of the number of days a vessel operates in the pool with weighting adjustments made to reflect vessels' differing capacities and performance capabilities. The same revenue and expenses principles stated above are applied in determining the pool's net pool revenues. Certain pools are responsible for paying voyage expenses and distribute net pool revenues to the participants. The Company accounts for the net pool revenues allocated by these pools as "pool revenues" in its statements of operations. Certain pools require the participants to pay and account for voyage expenses, and distribute gross pool revenues to the participants such that the participants' resulting net pool revenues are equal to net pool revenues calculated according to the agreed formula. The Company accounts for gross pool revenues allocated by these pools as "pool revenues" in its statements of operations. .

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

     Goodwill

     Goodwill represents the excess of the purchase price over the fair value of assets acquired in business acquisitions accounted for under the purchase method. Goodwill is presented net of accumulated amortisation and until December 31, 2001 was being amortised over a period of approximately 17 years. As of January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") and recorded an impairment charge of $14.1 million for the unamortised goodwill on that date. This is shown separately in the 2002 consolidated statement of operations as a cumulative effect of change in accounting principle. The valuation of the reporting unit used to assess the recoverability of goodwill, was based on a combination of independent third party valuations and the quoted market price of the Company's shares. Supplemental comparative disclosure as if this accounting change had been retroactively applied is as follows:

     ---------------------------------------------------------------------------
     (in thousands of $, except per share data)                             2001

     ---------------------------------------------------------------------------
     Net income (loss)
         As reported                                                     382,728
         Goodwill amortisation                                               764
         Adjusted net income (loss)                                      383,492

     Basic earnings (loss) per share
         As reported                                                       $4.99
         Goodwill amortisation                                             $0.01
         Adjusted basic earnings (loss) per share                          $5.00

     Diluted earnings (loss) per share
         As reported                                                       $4.98
         Goodwill amortisation                                             $0.01
         Adjusted diluted earnings (loss) per share                        $4.99

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

     Had the compensation costs for these plans been determined consistent with the fair value method recommended in SFAS 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts in 2003, 2002 and 2001:

     -----------------------------------------------------------------------------------------
     (in thousands, except per share data)                          2003       2002       2001

     -----------------------------------------------------------------------------------------
     Net income (loss)
          As reported                                            409,360     (8,899)   382,728
          Add: Compensation expenses as reported                   5,574        481      1,184
          Compensation expense determined under fair value
          based method for all awards                             (1,011)    (1,711)    (1,314)
          Adjusted net income (loss), fair value based
          method for all awards                                  413,923    (10,129)   382,598

     Basic earnings (loss) per share
          As reported                                              $5.47     $(0.12)     $4.99
          SFAS 123 adjusted                                        $5.53     $(0.13)     $4.99

     Diluted earnings (loss) per share
          As reported                                              $5.45     $(0.12)     $4.98
          SFAS 123 adjusted                                        $5.51     $(0.13)     $4.98

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

     The company leases twelve vessels from special purpose lessor entities which were established and are owned by independent third parties who provide financing through debt and equity participation. Each entity owns one vessel, which is leased to the Company, and has no other activities. Prior to the adoption of FIN 46R these special purpose entities were not consolidated by Frontline. Four of these leases are accounted for as operating leases and eight of these leases are accounted for as capital leases. We have determined that due to the existence of certain put and call options over the leased vessels, these entities are variable interest entities. The determination of the primary beneficiary of a variable interest entity requires knowledge of the participations in the equity of that entity by individual and related equity holders. Our lease agreements with the leasing entities do not give us any right to obtain this information and we have been unable to obtain this information by other means. Accordingly we are unable to determine the primary beneficiary of these leasing entities. At December 31, 2003, the original cost to the lessor of the assets under such arrangements was $856.5 million. At December 31, 2003, the company's residual value guarantees associated with these leases, which represent the maximum exposure to loss, are $132.3 million.

     The following table discloses information about our activity with these non-consolidated lessor entities in the three year period ended December 31, 2003:-

                                                                  Year ended December 31,
                                                                ---------------------------
                                                                   2003      2002      2001
     Incurrence of obligations under capital leases             218,844    68,167   214,159
     Repayments of principal obligations under capital leases    13,135     9,634        --
     Interest expense for capital leases                         29,431    15,395     1,319
     Charterhire expense for operating leases                    32,195    30,785    35,759

     The Company has both an obligation and an option to purchase the VLCC Oscilla on expiry of a five-year time charter, which commenced in March 2000. Oscilla is owned and operated by an unrelated special purpose entity. This entity owns the Oscilla, which is leased to a third party, and has no other activities. Prior to the adoption of FIN 46R this special purpose entity was not consolidated by Frontline. We have determined that the entity that owns Oscilla is a variable interest entity and that Frontline is the primary beneficiary. At the current date we have been unable to obtain the accounting information necessary to be able to consolidate the entity that owns Oscilla. If the Company has exercised its option at December 31, 2003, the cost to the Company of the Oscilla would have been approximately $42.3 million and the maximum exposure to loss was $17.4 million.

     The following table discloses information about the Company's activity with this non-consolidated entity in the three year period ended December 31, 2003:-

                                                  Year ended December 31,
                                                ---------------------------
                                                 2003       2002       2001

     Loan advances made                            --      1,489         --
     Loan repayments received                   2,262        181      3,372
     Interest income                            1,247      1,147      1,357

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

     The following table summarises the effects of adoption of FIN 46 on the Company's balance sheet as at December 31, 2003:

                                                                      Prior to    Consolidation    Consolidation         After
                                                                      adoption        of Golden           of ITC      adoption
                                                                     of FIN 46    Fountain Corp                      of FIN 46
ASSETS
Current Assets
     Cash and cash equivalents                                         112,996            1,466            9,727       124,189
     Restricted cash                                                   568,080                           323,807       891,887
     Marketable securities                                                  44                                              44
     Trade accounts receivable                                          45,145            3,020                         48,165
     Other receivables                                                  19,701             (242)                        19,459
     Inventories                                                        26,072               76                         26,148
     Voyages in progress                                                60,282                                          60,282
     Prepaid expenses and accrued income                                 9,194               65            2,982        12,241
     Net investment in finance lease, current portion                       --                            15,511        15,511
     Derivative instruments receivable amounts                              78                                              78
------------------------------------------------------------------------------------------------------------------------------
     Total current assets                                              841,592            4,385          352,027     1,198,004
Newbuildings and vessel purchase options                                18,412                           (10,042)        8,370
Vessels and equipment, net                                           1,981,558           42,664          141,017     2,165,239
Vessels and equipment under capital lease, net                         459,695                           305,431       765,126
Investment in associated companies                                     212,574          (39,245)                       173,329
Net investment in finance lease, long term portion                          --                           120,894       120,894
Deferred charges                                                        21,288                             1,166        22,454
Other long-term assets                                                  10,119                                          10,119
     Total assets                                                    3,545,238            7,804          910,493     4,463,535
==============================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
     Short-term debt and current portion of long-term debt             153,326                            37,805       191,131
     Current portion of obligations under capital leases                20,138                                          20,138
     Trade accounts payable                                              7,289                                           7,289
     Accrued expenses                                                   42,689              304           33,917        76,910
     Deferred charter revenue                                            3,795                             1,514         5,309
     Mark to market valuation of derivatives                             9,217                                           9,217
     Other current liabilities                                          11,318                                          11,318
------------------------------------------------------------------------------------------------------------------------------
     Total current liabilities                                         247,772              304           73,236       321,312
Long-term liabilities
     Long-term debt                                                  1,524,371                           566,915     2,091,286
     Obligations under capital leases                                  458,263                           295,560       753,823
     Other long-term liabilities                                        25,648           16,049                         41,697
------------------------------------------------------------------------------------------------------------------------------
     Total liabilities                                               2,256,054           16,353          935,711     3,208,118
Commitments and contingencies                                               --                                              --

Stockholders' equity
     Share capital                                                     184,120                                         184,120
     Additional paid in capital                                        513,859                                         513,859
     Accumulated other comprehensive loss                               (6,953)                                         (6,953)
     Retained earnings                                                 598,158           (8,549)         (25,218)      564,391
------------------------------------------------------------------------------------------------------------------------------
     Total stockholders' equity                                      1,289,184           (8,549)         (25,218)    1,255,417
------------------------------------------------------------------------------------------------------------------------------
     Total liabilities and stockholders' equity                      3,545,238            7,804          910,493     4,463,535
==============================================================================================================================

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

     Information about the Company's reportable segments as of and for each of the years ended December 31, 2003, 2002 and 2001 follows:

     (in thousands of $ )                                        Dry Bulk
                                                       Tankers    Carriers        Total
                                                     ---------      ------    ---------
     2003
     ----
     Total operating revenues                        1,155,782      17,455    1,173,237
     Voyage expenses                                   323,378         221      323,599
     Ship operating expenses                           115,345       2,259      117,604
     Depreciation and amortisation                     143,295       3,331      146,626
     Interest income                                       227          --          227
     Interest expense                                   68,695         913       69,608
     Share in results from associated companies         33,533          --       33,533
     Net income                                        437,062        (328)     436,734
     Discontinued operations                                --          --           --
     Vessels and equipment, net                      2,096,605      67,735    2,164,340
     Vessels under capital lease                       765,126          --      756,126
     Investment in associated companies                173,329          --      173,329
     Total assets                                    3,698,488      72,551    3,771,039
     Expenditure for vessels                            66,589          --       66,589
     (in thousands of $ )                                        Dry Bulk
                                                       Tankers    Carriers        Total
                                                     ---------      ------    ---------
     2002
     ----
     Total operating revenues                          540,742      10,597      551,339
     Voyage expenses                                   135,073          --      135,073
     Ship operating expenses                           106,255       3,031      109,286
     Depreciation and amortisation                     133,486       3,331      136,817
     Interest income                                       371          --          371
     Interest expense                                   63,436         940       64,376
     Share in results from associated companies          9,855         856       10,711
     Net income                                          7,868     (19,995)     (12,127)
     Discontinued operations                                --       1,929        1,929
     Vessels and equipment, net                      2,300,875      71,065    2,371,940
     Vessels under capital lease                       264,902          --      264,902
     Investment in associated companies                119,328          --      119,328
     Total assets                                    2,852,029      73,975    2,926,004
     Expenditure for vessels                           376,844          --      376,844
     (in thousands of $ )                                        Dry Bulk
                                                       Tankers    Carriers        Total
                                                     ---------      ------    ---------
     2001
     ----
     Total operating revenues                          703,245      13,233      716,478
     Voyage expenses                                    88,284           9       88,292
     Ship operating expenses                           113,812       2,477      116,289
     Depreciation and amortisation                     112,200       3,331      115,531
     Interest income                                     8,433          --        8,433
     Interest expense                                   83,859       1,141       85,000
     Share in results from associated companies         17,494       3,519       21,013
     Net income                                        257,755      40,545      298,300
     Discontinued operations                                --      21,074       21,074
     Vessels and equipment, net                      2,121,356      74,396    2,195,752
     Vessels under capital lease                       213,320     103,887      317,207
     Investment in associated companies                102,683       4,459      107,142
     Total assets                                    2,776,814     185,751    2,962,565
     Expenditure for vessels                           396,841          --      396,841

     Reconciliations of reportable segments information to the Company's consolidated totals follows:

     (in thousands of $)                                        2003          2002          2001
     Total operating revenues
     Total operating revenues for reportable segments      1,173,237       551,339       716,478
     Other operating revenues                                    546           256            --
                                                       -----------------------------------------
     Total consolidated operating revenues                 1,173,783       551,595       716,478
                                                       -----------------------------------------
     Interest income
     Total interest income for reportable segments               227           371         8,433
     Interest income attributable to corporate
     holding and management companies                          8,958        12,671         4,518
                                                       -----------------------------------------
     Total consolidated interest income                        9,185        13,042        12,951
                                                       -----------------------------------------
     Interest expense
     Total interest expense for reportable segments           69,608        64,376        85,000
     Interest expense attributable to corporate
     holding and management companies                          5,489         6,935         4,952
                                                       -----------------------------------------
     Total consolidated interest expense                      75,097        71,311        89,952
                                                       -----------------------------------------
     Depreciation
     Total depreciation for reportable segments              146,626       136,817       115,531
     Depreciation not attributed to segments                     281            74         1,694
                                                       -----------------------------------------
     Total consolidated depreciation                         146,907       136,891       117,225
                                                       -----------------------------------------
     Net income
     Net income for reportable segments                      436,734       (12,127)      298,300
     Net income attributable to corporate holding
     and management companies                                (27,374)        3,228        84,428
                                                       -----------------------------------------
                                                             409,360        (8,899)      382,728
                                                       -----------------------------------------
     Vessels and equipment, net
     Vessels and equipment, net for reportable segments    2,164,340     2,371,940     2,195,752
     Vessels and equipment not attributed to segments            899         1,299         1,210
                                                       -----------------------------------------
     Total consolidated vessels and equipment, net         2,165,239     2,373,239     2,196,962
                                                       -----------------------------------------
     Assets
     Total assets for reportable segments                  3,771,039     2,926,004     2,962,565
     Cash and cash equivalents attributable to
     holding company                                         630,633        62,663            --
     Other assets attributable to corporate holding
     and management companies                                 61,863        46,076        71,209
                                                       -----------------------------------------
     Total consolidated assets                             4,463,535     3,034,743     3,033,774
                                                       -----------------------------------------

     ============================================================================================

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

     The tax charge for the year comprises:

     (in thousands of $)                            2003        2002        2001
     Current tax                                      (3)        (22)        444
     Deferred tax                                     --          --          --
     ---------------------------------------------------------------------------
                                                      (3)        (22)        444
     ===========================================================================

     Temporary differences and carryforwards which give rise to deferred tax assets, liabilities and related valuation allowances are as follows:

     (in thousands of $)                                   2003            2002
     Deferred tax liability - non current                  (197)           (156)
     Tax loss carryforwards                              16,836           5,828
     Valuation allowance                                (16,639)         (5,672)
     ---------------------------------------------------------------------------
     Net deferred tax asset (liability)                      --              --
     ===========================================================================

As of December 31, 2003, 2002 and 2001, the Company had $60,129,000, $20,815,000
and $39,610,000 of net operating loss carryforwards, respectively. In 2003, 2002 and 2001, tax loss carryforwards have been utilised to offset taxable income in Sweden. Tax loss carryforwards can be utilised only against future taxable income of the respective subsidiary. Our subsidiary Frontline AB accounts for a total of $52,571,000 as at December 31, 2003 and our subsidiary Frontline Invest AB accounts for a total of $7,217,000 as of December 31, 2003. These net operating losses do not have an expiration date. The Company's deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realised in the future. In 2002, the Company's Swedish subsidiaries have remained dormant, and as a consequence not generated taxable profits against which the historical tax losses could be utilized. At this time, the Company does not intend to engage in any business activities that would generate taxable income within those Swedish entities that would enable the Company to utilize the tax carryforwards. Accordingly the Company recorded a full valuation allowance at December 31, 2002 and 2003.

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

     The components of the numerator for the calculation of basic EPS and diluted EPS for net income from continuing operations and net income are as follows:

     --------------------------------------------------------------------------------------
     (in thousands of $)                                       2003        2002        2001

     --------------------------------------------------------------------------------------
     Net income from continuing operations after tax
     before cumulative effect of change in accounting       443,127       7,172     330,107
     principle
     Discontinued operations                                     --      (1,929)     21,076
     Cumulative effect of change in accounting principle    (33,767)    (14,142)     31,545
     --------------------------------------------------------------------------------------
     Net income (loss) available to stockholders            409,360      (8,899)    382,728
     ======================================================================================

     The components of the denominator for the calculation of basic EPS and diluted EPS are as follows:

     ---------------------------------------------------------------------------------
     (in thousands )                                            2003     2002     2001
     ---------------------------------------------------------------------------------
     Basic earnings per share:
     Weighted average number of ordinary shares outstanding   74,902   76,456   76,714
     =================================================================================

     Diluted earnings per share:
     Weighted average number of ordinary shares outstanding   74,902   76,456   76,714
     Warrants and stock options                                  158       52      181
     ---------------------------------------------------------------------------------
                                                              75,060   76,508   76,895
     =================================================================================

     Basic EPS and diluted EPS for discontinued operations and basic EPS for the cumulative effect of change in accounting principle are as follows:

     Basic and diluted earnings per share for
     discontinued operations                           --    $(0.02)  $0.27

     Basic earnings per share for cumulative
     effect of change in accounting principle       $(0.45)  $(0.19)  $0.42

     In the years ended December 31, 2003, 2002 and 2001 nil, 420,300 and 174,800 options respectively were anti-dilutive in the year and have been excluded from the calculation of the diluted earnings per share.

7.   LEASES

     At December 31, 2003 the Company leased in sixteen vessels on long-term time charters and bareboat charters from third parties. Four of those leases are classified as operating leases and twelve as capital leases. The Company's long-term leases of vessels generally contain optional renewal periods and purchase options.

     Rental expense

     Charter hire payments to third parties for certain contracted-in vessels are accounted for as operating leases. The Company is also committed to make rental payments under operating leases for office premises. The future minimum rental payments under the Company's non-cancellable operating leases, are as follows:

     ---------------------------------------------------------------------------
     Year ending December 31,
     (in thousands of $)
     ---------------------------------------------------------------------------
     2004                                                                 33,210
     2005                                                                 33,815
     2006                                                                 33,770
     2007                                                                 33,901
     2008                                                                 33,913
     2009 and later                                                       63,325
     ---------------------------------------------------------------------------
     Total minimum lease payments                                        231,934
     ===========================================================================

     Total rental expense for operating leases was $81,835,000, $61,429,000 and $42,376,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

     The following table discloses information about the terms of the Company's leases of vessels contracted in which are accounted for as operating leases:-

                                                                                       Lessor's
                          Expiry of   Extended        Extended        Company's        Option Period
                          Mandatory   Lease Periods   Lease Periods   Option Periods   to Put the
                          Period      at Lessor's     at Company's    to Purchase      Vessel to
Vessel (Type)             of Lease    Option          Option          the Vessel       the Company
-------------             --------    ------          ------          ----------       -----------
Front Warrior (Suezmax)        2007       2008-2011       2010-2011     2007 to 2011            2011
Front Champion (VLCC)          2006       2007-2010       2009-2013     2004 to 2013            2010
Front Century (VLCC)           2006       2007-2010       2009-2013     2004 to 2013            2010
Golden Victory (VLCC)          2007       2008-2014       2012-2014     2004 to 2011            2011

     A liability for put options on vessels leased under leases classified as operating leases is recorded at such time that market conditions make it likely that a put option will be exercised on the exercise date. A liability is recognised based on the amount, if any, by which the put option price exceeds the fair market value of the related vessel. At December 31, 2003 no such liability had arisen.

     At December 31, 2003 the Company leased out twenty seven of its vessel to third parties on time and bareboat charters with initial periods ranging between six months and ten years. Twenty three of those leases are classified as operating leases and four as capital leases.

     Rental income

     The minimum future revenues to be received on time and bareboat charters which are accounted for as operating leases and other contractually committed income as of December 31, 2003 are as follows:

     --------------------------------------------------------------------------------------------------
     Year ending December 31,               Yen revenues            Dollar revenues          Total
     (in thousands of (Y) and $)     (in (Y))     ($ equivalent)
     --------------------------------------------------------------------------------------------------
     2004                             995,520              9,295            165,242            174,537
     2005                             992,800              9,270            132,484            141,754
     2006                             385,900              3,603             99,128            102,731
     2007                             226,300              2,113             68,643             70,756
     2008                             226,920              2,119             44,646             46,765
     2009 and later                 1,139,560             10,640             46,952             57,592
     --------------------------------------------------------------------------------------------------
     Total minimum lease revenues   3,967,000             37,040            557,095            594,135
     ==================================================================================================

     The cost and accumulated depreciation of the vessels leased to a third party at December 31, 2003 were approximately $1,580.5 million and $416.4 million, respectively, and at December 31, 2002 were approximately $432.7 million and $37.2 million, respectively.

8.   MARKETABLE SECURITIES

     Marketable securities held by the Company are equity securities considered to be available-for-sale securities.

     ---------------------------------------------------------------------------
     (in thousands of $)                                     2003          2002
     ---------------------------------------------------------------------------
     Cost                                                      59            51
     Gross unrealised loss                                    (15)           (9)
     ---------------------------------------------------------------------------
     Fair value                                                44            42
     ===========================================================================

     The net unrealised loss on marketable securities, including a component of foreign currency translation, included in comprehensive income increased by $6,000 for the year ended December 31, 2003 (2002 - increase in net unrealised loss of $6,000).

     ---------------------------------------------------------------------------
     (in thousands of $ )                                   2003   2002     2001
     ---------------------------------------------------------------------------
     Proceeds from sale of available-for-sale securities  12,689     --    3,101
     Realised gain (loss)                                    402   (984)     717
     ===========================================================================

     The cost of sale of available-for-sale marketable securities is calculated on an average costs basis.

9.   TRADE ACCOUNTS RECEIVABLE

     Trade accounts receivable are presented net of allowances for doubtful accounts amounting to $1,486,000 and $800,000 for each of the years ended December 31, 2003 and 2002, respectively.

10.  OTHER RECEIVABLES

     ---------------------------------------------------------------------------
     (in thousands of $)                                    2003            2002
     ---------------------------------------------------------------------------
     Agent receivables                                     5,623           5,773
     Due from related parties                               (464)            179
     Other receivables                                    14,300           4,946
     ---------------------------------------------------------------------------
                                                          19,459          10,898
     ===========================================================================

     Other receivables are presented net of allowances for doubtful accounts amounting to $nil for each of the years ended December 31, 2003 and 2002.

11.  NEWBUILDINGS AND VESSEL PURCHASE OPTIONS

     ---------------------------------------------------------------------------
     (in thousands of $)                                     2003           2002
     ---------------------------------------------------------------------------
     Newbuildings                                              --         19,035
     Vessel purchase options                                8,370          8,370
     ---------------------------------------------------------------------------
                                                            8,370         27,405
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

12.  VESSELS AND EQUIPMENT, NET

     ---------------------------------------------------------------------------
     (in thousands of $)                                   2003            2002
     ---------------------------------------------------------------------------
     Cost                                             2,997,286       3,079,916
     Accumulated depreciation                          (832,047)       (706,676)
     ---------------------------------------------------------------------------
     Net book value at end of year                    2,165,239       2,373,239
     ===========================================================================

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

     The following table discloses information about the terms of the Company's leases of vessels contracted in which are accounted for as capital leases:-

                                                                                       Lessor's
                          Expiry of   Extended        Extended        Company's        Option Period
                          Mandatory   Lease Periods   Lease Periods   Option Periods   to Put the
                          Period      at Lessor's     at Company's    to Purchase      Vessel to
Vessel (Type)             of Lease    Option          Option          the Vessel       the Company
-------------             --------    ------          ------          ----------       -----------
Front Crown (VLCC)             2009       2010-2014       2013-2014     2009 to 2014            2014
Front Chief (VLCC)             2009       2010-2014       2013-2014     2009 to 2014            2014
Front commander (VLCC)         2009       2010-2014       2013-2014     2009 to 2014            2014
Front Eagle (VLCC)             2010       2011-2015       2014-2015     2010 to 2015            2015
Front Melody (Suezmax)         2011       2012-2015       2014-2015     2011 to 2015            2015
Front Symphony (Suezmax)       2011       2012-2015       2014-2015     2011 to 2015            2015
Front Tina (VLCC)              2011       2012-2015       2014-2015     2011 to 2015            2015
Front Commodore (VLCC)         2011       2012-2015       2014-2015     2011 to 2015            2015
British Pioneer (VLCC)         2024            none        Note (2)         Note (1)            none
British Progress (VLCC)        2025            none        Note (2)         Note (1)            none
British Purpose (VLCC)         2025            none        Note (2)         Note (1)            none
British Pride (VLCC)           2025            none        Note (2)         Note (1)            none

     Put options on vessels leased under leases classified as capital leases are recorded as part of the lease's minimum lease payments. Lease liabilities are amortised so that the remaining balance at the date the put option becomes exercisable is equal to the put option amount. An additional liability is recognised based on the amount, if any, by which the put option price exceeds the fair market value of the related vessel. At December 31, 2003 no such additional liability had arisen.

Note 1. - The Company does not have options to purchase the vessel but it has first refusal if the vessel's owner offers the vessel for sale.

Note 2. - The Company has the right to terminate the lease at any time but only with permission of the charterer.

     ---------------------------------------------------------------------------
     (in thousands of $)                                    2003           2002
     ---------------------------------------------------------------------------
     Cost                                                853,169        282,325
     Accumulated depreciation                            (88,043)       (17,423)
     ---------------------------------------------------------------------------
     Net book value at end of year                       765,126        264,902
     ===========================================================================

     Depreciation expense for vessels under capital lease was $24.0 million, $16.6 million and $5.3 million for the years ended December 31, 2003, 2002 and 2001, respectively.

     The outstanding obligations under capital leases are payable as follows:

     ---------------------------------------------------------------------------
     Year ending December 31,
     (in thousands of $)
     ---------------------------------------------------------------------------
     2004                                                                80,260
     2005                                                                80,360
     2006                                                                80,876
     2007                                                                82,039
     2008                                                                82,976
     2009 and later                                                     813,988
     ---------------------------------------------------------------------------
     Minimum lease payments                                           1,220,499
     ---------------------------------------------------------------------------
     Less imputed interest                                             (446,538)
     ---------------------------------------------------------------------------
     Present value of obligations under capital leases                  773,961
     ===========================================================================

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

     Summarised balance sheet information of the Company's equity method investees is as follows:

     ---------------------------------------------------------------------------
     (in thousands of $)                                    2003            2002
     ---------------------------------------------------------------------------
     Current assets                                       38,057          62,724
     Noncurrent assets                                   417,653         730,940
     Current liabilities                                 115,323         120,454
     Non current liabilities                             205,087         647,755

     Summarised statement of operations information of the Company's equity method investees is as follows:

     ---------------------------------------------------------------------------
     (in thousands of $ )                        2003         2002          2001
     ---------------------------------------------------------------------------
     Net operating revenues                   108,489       82,641        82,286
     Net operating income                      91,732       25,740        42,637
     Net income (loss)                         54,768      (16,149)       45,432

     In the year ended December 31, 2003, the Company recorded an impairment charge of $5.2 million related to the other-than-temporary decline in value of its investments in Golden Lagoon Corporation and Ichiban Transport Corporation. This impairment charge was triggered by signing agreements on June 25, 2003 to restructure the Company's investments in certain associated companies. These agreements provided for the sale of the Company's investments in Golden Lagoon Corporation and Ichiban Transport Corporation and the increase in the Company's investments in Ariake Transport Corporation, Sakura Transport Corporation, Tokyo Transport Corporation and Hitachi Hull No 4983 Ltd from 33.33% to 50.10%. These transactions were completed in July 2003 through a combination of sale, acquisition and exchange of interest transactions which were accounted for using the book values of assets exchanged.

     The company held 33.3% of the shares of Ichiban Transport Corporation and 50% of the shares of Golden Lagoon Corporation until July 2003 when these investments were sold. The statement of operations includes 33.3% of the earnings of Ichiban Transport Corporation and 50% of the earnings of Golden Lagoon Corporation until the date of sale.

     The Company held 50% of the shares of Golden Tide Corporation during the year ended December 31, 2002 and the six months ended June 30, 2003. The statement of operations includes 50% share of the earnings of Golden Tide Corporation for the year ended December 31, 2002 and the six months ended June 30, 2003. On June 30, 2003, the Company acquired the remaining 50% of the shares of Golden Tide Corporation for $9.5 million, being $2.4 million net of cash acquired, and has combined the assets, principally the vessel, and liabilities, principally the long-term debt, from that date. The statement of operations includes 100% of Golden Tide Corporation's earnings for the period from June 30, 2003 to December 31, 2003.

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

     Approximate Termination Payments (in thousands of $)

     Optional Termination Date   Sirius Voyager   Altair Voyager   Cygnus Voyager   Virgo Voyager
     --------------------        --------------   --------------   --------------   -------------
     April 1, 2003                       13,400
     April 1, 2004                                        12,200
     April 1, 2005                       12,260                            10,930
     April 1, 2006                                        11,110                            5,050
     April 1, 2007                       11,120                            9,910
     April 1, 2008                                        10,030                            4,570
     April 1, 2009                       9,970                             8,890
     April 1, 2010                                        8,940                             4,080
     April 1, 2011                                                         7,880

     Chevron holds options to purchase each vessel for $1 on April 1, 2015 provided no earlier optional termination of the bareboat charter has occurred.

     The following schedule lists the components of the net investment in finance lease:

     ---------------------------------------------------------------------------
     (in thousands of $)                                                    2003
     ---------------------------------------------------------------------------
     Total minimum lease payments to be received                         203,674
     Less : Unearned income                                               67,269
     ---------------------------------------------------------------------------
     Net investment in finance leases                                    136,405
     ===========================================================================

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

16.  DEFERRED CHARGES

     Deferred charges represent debt arrangement fees that are capitalised and amortised on a straight-line basis to interest expense over the life of the debt instrument. The deferred charges are comprised of the following amounts:

     ---------------------------------------------------------------------------
     (in thousands of $)                                   2003            2002
     ---------------------------------------------------------------------------
     Debt arrangement fees                               39,411          17,436
     Accumulated amortisation                           (16,957)        (11,777)
     ---------------------------------------------------------------------------
                                                         22,454           5,659
     ===========================================================================

17.  OTHER LONG-TERM ASSETS

     ---------------------------------------------------------------------------
     (in thousands of $)                                     2003           2002
     ---------------------------------------------------------------------------
     Long-term debt receivable                              9,023         10,191
     Other                                                  1,096          1,013
     ---------------------------------------------------------------------------
                                                           10,119         11,204
     ===========================================================================

18.  ACCRUED EXPENSES

     ---------------------------------------------------------------------------
     (in thousands of $)                                     2003           2002
     ---------------------------------------------------------------------------
     Voyage expenses                                       11,520          3,258
     Ship operating expenses                                9,391         27,501
     Administrative expenses                                5,668          3,948
     Interest expense                                      38,490          5,483
     Taxes                                                    188            134
     Other                                                 11,653             --
     ---------------------------------------------------------------------------
                                                           76,910         40,324
     ===========================================================================

19.  DEBT

     ---------------------------------------------------------------------------------
     (in thousands of $)                                            2003          2002
     ---------------------------------------------------------------------------------
     US Dollar denominated floating rate debt
     (LIBOR + 0.70% to 2.75%) due through 2011                   937,936     1,314,183
     Yen denominated floating rate debt
     (LIBOR + 1.125% to 1.313%) due through 2011                 157,210       110,718
     Fixed rate debt 0% due through 2005                           2,000         2,000
     Fixed rate debt 8.00% due through 2005                           --        11,250
     8.5% Senior notes                                           580,000            --
     Serial notes (6.42% to 7.62%)                               120,620            --
     Term notes (7.84% to 8.52%)                                 484,100            --
     ---------------------------------------------------------------------------------
                                                               2,281,867     1,438,151
     Credit facilities                                               550         7,321
     ---------------------------------------------------------------------------------
     Total debt                                                2,282,417     1,445,472
     Less: short-term and current portion of long-term debt     (191,131)     (167,807)
     ---------------------------------------------------------------------------------
                                                               2,091,286     1,277,665
     =================================================================================

     The outstanding debt as of December 31, 2003 is repayable as follows:

     ---------------------------------------------------------------------------
     Year ending December 31,
     (in thousands of $)
     ---------------------------------------------------------------------------
     2004                                                                191,131
     2005                                                                281,792
     2006                                                                251,396
     2007                                                                157,067
     2008                                                                127,200
     2009 and later                                                    1,273,831
     ---------------------------------------------------------------------------
     Total debt                                                        2,282,417
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

20.  SHARE CAPITAL

     Authorised share capital:

     ---------------------------------------------------------------------------
     (in thousands of $)                                        2003        2002
     ---------------------------------------------------------------------------
     125,000,000 ordinary shares of $2.50 each               312,500     312,500
     ===========================================================================

     Issued and fully paid share capital:

     ---------------------------------------------------------------------------
     (in thousands of $, except share numbers)                  2003        2002
     ---------------------------------------------------------------------------
     73,647,930 ordinary shares of $2.50 each                184,120     191,166
     (2002 - 76,466,566)
     ===========================================================================

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
     ---------------------------------------------------------------------------

     Options outstanding at December 31, 2000                 319          $5.50
             Granted                                          194         $11.76
             Exercised                                       (130)         $3.49
             Cancelled                                        (23)        $11.76
     Options outstanding at December 31, 2001                 360          $7.71
            Granted                                           252         $11.90
            Exercised                                         (59)         $4.47
            Cancelled                                          (6)        $11.90
     Options outstanding at December 31, 2002                 547         $11.24
            Granted                                            --             --
            Exercised                                        (252)         $6.86
            Cancelled                                          --             --
     ---------------------------------------------------------------------------
     Options outstanding at December 31, 2003                 295          $8.49
     ===========================================================================

     Options exercisable at:
     December 31, 2001a                                       190          $4.07
     ===========================================================================
     December 31, 2002a                                       187          $8.09
     ===========================================================================
     December 31, 2003a                                        94          $9.14
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

     There were no options granted in the year ended December 31, 2003. The weighted average fair value of options granted under the Bermuda Plan in the year ended December 31, 2002 and 2001 was $6.80 and $6.79, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model using the following weighted average assumptions:

     ---------------------------------------------------------------------------
                                                                  2002      2001
     ---------------------------------------------------------------------------
     Risk free interest rate                                      2.8%      4.9%
     Expected life                                             5 years   5 years
     Expected volatility                                           64%       60%
     Expected dividend yield                                        0%        0%

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

     The Company manages its debt portfolio with interest rate swap agreements in U.S. dollars to achieve an overall desired position of fixed and floating interest rates. The Company has entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR:

     ---------------------------------------------------------------------------
     Principal                                 Inception      Maturity     Fixed
                                                    Date          Date  Interest
     ---------------------------------------------------------------------------
     (in thousands of $)                                                    Rate
     $50,000                                January 2001  January 2006    5.635%
     $49,338 reducing monthly to $29,793      March 1998    March 2006    7.288%
     $53,352 reducing monthly to $17,527  September 1998   August 2008    7.490%

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

     Fair Values

     The carrying value and estimated fair value of the Company's financial instruments at December 31, 2003 and 2002 are as follows:

     -------------------------------------------------------------------------------------------
                                                      2003         2003         2002        2002
     (in thousands of $)                              Fair     Carrying         Fair    Carrying
                                                     Value        Value        Value       Value
     -------------------------------------------------------------------------------------------
     Non-Derivatives:
     Cash and cash equivalents                     124,189      124,189       92,078      92,078
     Restricted cash                               891,887      891,887        8,220       8,220
     Marketable securities                              44           44          262         262
     Floating rate debt and credit facilities    1,095,696    1,095,696    1,424,901   1,424,901
     Fixed rate debt 0% due through 2005             1,843        2,000        2,000       2,000
     Fixed rate debt 8.00% due through 2005             --           --       11,250      11,250
     8.5% Senior notes                             580,000      580,000           --          --
     Serial notes (6.42% to 7.62%)                 127,378      120,620           --          --
     Term notes (7.84% to 8.52%)                   485,631      484,100           --          --
     Derivatives:
     Interest rate swap transactions                (9,216)      (9,216)     (16,894)    (16,894)
     Equity swap Line                                   --           --          390         390
     Forward freight contracts                          78           78         (548)       (548)

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

     In the years ended December 31, 2003, 2002 and 2001, Frontline provided services to Seatankers Ltd. These services comprise management support and administrative services including administration of a newbuilding project known as the Uljanik Project. In the years ended December 31, 2003, 2002 and 2001 the Company earned management fees of $107,995, $253,762 and $277,855, respectively from Seatankers Ltd. As at December 31, 2003, 2002 and 2001 amounts of $17,880, $141,359 and $314,923 respectively were due from Seatankers Ltd in respect of these fees and for the reimbursement of costs incurred on behalf of Seatankers Ltd. Seatankers Ltd. is indirectly controlled by John Fredriksen who is Frontline Ltd's Chairman and a major stockholder in the Company. The Company recognizes these fees as a reduction in our total administrative expenses.

     In the years ended December 31, 2003 and 2002 Frontline has provided management support and administrative services to Osprey Maritime Ltd ("Osprey"). In the years ended December 31, 2003 and 2002 the Company earned management fees of $51,600 and $42,000 respectively from Osprey. As at December 31, 2003 and 2002 amounts of $18,719 and $18,000 respectively were due from Osprey in respect of these fees and for the reimbursement of costs incurred on behalf of Osprey. At December 31, 2002, an amount of $103,838 was due to Osprey in respect of Tankers pool distributions due to Osprey that were received by the Company. Osprey is indirectly controlled by John Fredriksen who is Frontline Ltd's Chairman and a major stockholder in the Company. The Company recognizes these fees as a reduction in our total administrative expenses.

     In the years ended December 31, 2003, 2002 and 2001, Frontline has provided services to Golar LNG Limited ("Golar"). The services provided include management support, corporate and administrative services. In the years ended December 31, 2003, 2002 and 2001, the Company earned management fees of $261,000, $391,153 and $258,960, respectively from Golar. As at December 31, 2003, 2002 and 2001, amounts of $79,335, $86,343 and $547,966 respectively were due from Golar in respect of these fees and for the reimbursement of costs incurred on behalf of Golar. Golar is indirectly controlled by John Fredriksen who is Frontline Ltd's Chairman and a major stockholder in the Company. The Company recognizes these fees as a reduction in our total administrative expenses.

     In the year ended December 31, 2003 and 2002 Frontline has provided management support and administrative services to Northern Offshore Ltd, ("NOF"), In the years ended 31 December 2003 and 2002 the Company earned management fees of $134,016 and $173,724 respectively from NOF. As at December 31, 2003 and 2002 amounts of $2,422 and $31,071 respectively were due from NOF in respect of these fees and for the reimbursement of costs incurred on behalf of NOF. NOF is indirectly controlled by John Fredriksen who is Frontline Ltd's Chairman and a major stockholder in the Company. The Company recognizes these fees as a reduction in our total administrative expenses.

24.  ACQUISITIONS OF BUSINESSES

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

     The following table reflects unaudited pro-forma combined results of operations of the Company on the basis that the acquisition of Mosvold had taken place at January 1, 2001:

     ---------------------------------------------------------------------------
     (in thousands of $, except per share data)                             2001
                                                                     (unaudited)
     ---------------------------------------------------------------------------
     Net operating revenues                                              655,527
     Net income                                                          384,453
     Basic earnings per share                                              $5.01
     Diluted earnings per share                                            $5.00

25.  COMMITMENTS AND CONTINGENCIES

     Assets Pledged

     ---------------------------------------------------------------------------
     (in thousands of $)                                    2003            2002
     ---------------------------------------------------------------------------
     Ship mortgages                                    2,164,340       2,238,905
     Restricted bank deposits                            891,887           8,220
     ---------------------------------------------------------------------------
                                                       3,056,227       2,247,125
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

26.  SUPPLEMENTAL INFORMATION

     Non-cash investing and financing activities included the following:

     -----------------------------------------------------------------------------------
     (in thousands of $)                                      2003       2002      2001
     -----------------------------------------------------------------------------------
     Sales of vessels:
     Proceeds received in the form of shares                14,160         --        --

     Sale and leaseback of vessels:
     Additions to vessels under capital leases, net        218,844     68,167        --
     Incurrence of obligations under capital leases       (218,844)   (68,167)       --

     Exchange of interests in associated companies:
     Additions to investments in associated companies        9,902         --        --
     Disposals of investments in associated companies       (9,902)        --        --

     Acquisition of subsidiaries and businesses:
     Assets acquired, including goodwill                    75,949         --    83,403
     Liabilities assumed and incurred                       53,470         --    14,033
     Minority interest recorded                                 --         --     1,152

     Exercise of employee share options:
     Non-cash proceeds recorded for issuance of shares:      2,685         --        --

27.  DISCONTINUED OPERATIONS

     During the year ended December 31, 2002, the Company sold a portion of its dry bulk operations. The portion sold has been recorded as discontinued operations in accordance with the requirements of FAS 144 adopted on January 1, 2002. These activities have previously been reported in the dry bulk carriers segment (See Note 4).

     The following table presents the information required by FAS 144 in respect of discontinued operations:

     ---------------------------------------------------------------------------
     (in thousands of $)                                2003      2002      2001
     ---------------------------------------------------------------------------
     Carrying amount of assets disposed of                --    95,548        --
     Carrying amount of debt or lease retired             --    70,215        --

     Amounts recorded in discontinued operations
        Net operating revenues                            --    12,505    19,159
        Net income (loss) before cumulative effect
           of change in accounting principle              --    (1,929)   20,280
        Gain (loss) on disposal                           --    (3,109)       --

     ===========================================================================

28.  SUBSEQUENT EVENTS

     In December 2003, Frontline agreed with its partner, Overseas Shipholding, Group, Inc ("OSG"), to swap interests in six joint venture companies, which each own a VLCC. These agreements resulted in Frontline exchanging its interest in the vessels Dundee, Sakura I and Tanabe for OSG's interest in the vessels Edinburgh, Ariake and Hakata, thereby increasing its interest in these vessels to 100.0% each. The exchanges of interests were completed on February 24, 2004. Frontline received a net cash settlement of $2.3 million in the exchange transaction to reflect the difference in values of the assets exchanged. These transactions were recorded as a non-monetary exchange of productive assets. The Company recorded the increases of its investments at the book value of its investments given up in the exchanges. A gain on $0.2 million was recognised in connection with the exchange insofar as it related to the cash element received in the transaction.

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

                   Year                                   Amount
                                                          (dollars in millions)
                                                          ---------------------

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