Form 20-F
period 2004-12-31
FRONTLINE LTD /
filed 2005-06-30
CIK 913290

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

For the fiscal year ended      December 31, 2004

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

            Title of each class                      Name of each exchange
                                                      on which registered
     Ordinary Shares, $2.50 Par Value               New York Stock Exchange
------------------------------------------     ---------------------------------

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

                  74,825,169 Ordinary Shares, $2.50 Par Value
--------------------------------------------------------------------------------

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

     Item 17 |_|         Item 18 |X|

                          INDEX TO REPORT ON FORM 20-F

                                                                            PAGE

PART I

Item 1.     Identity of Directors, Senior Management and Advisers .......      1

Item 2.     Offer Statistics and Expected Timetable .....................      1

Item 3.     Key Information .............................................      1

Item 4.     Information on the Company ..................................      8

Item 5.     Operating and Financial Review and Prospects ................     23

Item 6.     Directors, Senior Management and Employees ..................     39

Item 7.     Major Shareholders and Related Party Transactions ...........     41

Item 8.     Financial Information .......................................     43

Item 9.     The Offer and Listing .......................................     44

Item 10.    Additional Information ......................................     45

Item 11.    Quantitative and Qualitative Disclosures about Market Risk ..     55

Item12.     Description of Securities other than Equity Securities ......     56

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies .............     56

Item 14.    Material Modifications to the Rights of Security
            Holders and Use of Proceeds .................................     56

Item 15.    Controls and Procedures .....................................     56

Item16A.    Audit Committee Financial Expert ............................     57

Item 16B.   Code of Ethics ..............................................     57

Item16C.    Principal Accountant Fees ...................................     57

Item16D.    Exemptions from the Listing Standards for Audit Committees ..     57

PART III

Item 17.    Financial Statements ........................................     58

Item 18.    Financial Statements ........................................     58

Item 19.    Exhibits ....................................................     58

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

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

The selected income statement data of the Company with respect to the fiscal years ended December 31, 2004, 2003 and 2002 and the selected balance sheet data of the Company with respect to the fiscal years ended December 31, 2004 and 2003 have been derived from the Company's Consolidated Financial Statements included herein and should be read in conjunction with such statements and the notes thereto. The selected income statement data with respect to the fiscal years ended December 31, 2001 and 2000 and the selected balance sheet data with respect to the fiscal years ended December 31, 2002, 2001 and 2000 have been derived from consolidated financial statements of the Company not included herein. The following table should also be read in conjunction with Item 5. "Operating and Financial Review and Prospects" and the Company's Consolidated Financial Statements and Notes thereto included herein.

                                                                   Fiscal Year Ended December 31,
                                               2004            2003            2002            2001            2000
                                                            (restated)      (restated)      (restated)      (restated)
                                            ----------      ----------      ----------      ----------      ----------
(in thousands of $, except Ordinary Shares, per Ordinary Share data and ratios)
Income Statement Data:
Total operating revenues(1)                  1,855,666       1,161,383         545,440         705,271         689,659
Total operating expenses(1)                    738,334         684,719         451,281         369,981         317,996
Net operating income                         1,136,906         482,290          92,931         370,910         372,823
Net income from continuing operations          971,601         438,969          10,430         319,103         300,916
before income taxes, minority interest
andcumulative effect of change in
accounting principle
Net income from continuing operations          906,428         438,966          10,452         318,659         300,875
before cumulative effect of change in
accounting principle
Discontinued operations(2)                     116,954           4,161          (5,209)         32,524          12,992
Cumulative effect of change in                      --         (33,767)        (14,142)         31,545              --
accounting principle(3)
Net income (loss)                            1,023,382         409,360          (8,899)        382,728         313,867
Earnings from continuing operations
before cumulative effect of change in
accounting principle per Ordinary Share
- basic                                          12.22            5.86            0.14            4.15            4.10
- diluted                                        12.22            5.85            0.14            4.14            4.09
Net income (loss) per Ordinary Share
- basic                                          13.79            5.47           (0.12)           4.99            4.28
- diluted                                        13.79            5.45           (0.12)           4.98            4.27
Cash dividends                               1,040,093         338,033          19,117         115,206              --

Balance Sheet Data (at end of year):
Cash and cash equivalents                      105,702         124,189          92,078         178,176         103,514
Newbuildings and vessel purchase options        24,231           8,370          27,405         102,781          36,326
Vessels and equipment, net                   2,254,361       2,165,239       2,373,329       2,196,959       2,254,921
Vessels under capital lease, net               718,842         765,126         264,902         317,208         108,387
Investments in associated companies             22,955         173,329         119,329         109,898
                                                                                                                27,361
Total assets                                 4,338,760       4,463,535       3,034,743       3,033,774       2,780,988
Short-term debt and current portion of
long-term debt                                 151,614         191,131         167,807         227,597         212,767
Current portion of obligations under
capital lease                                   21,498          20,138          13,164          17,127           7,888
Long-term debt                               1,990,131       2,091,286       1,277,665       1,164,354       1,331,372
Obligations under capital lease                732,153         753,823         259,527         283,663         101,875
Share capital                                  187,063         184,120         191,166         191,019         195,172
Stockholders' equity                           917,968       1,255,417       1,226,973       1,252,401       1,029,490
Ordinary Shares outstanding                 74,825,169      73,647,930      76,466,566      76,407,566      78,068,811
Weighted average ordinary shares
outstanding                                 74,192,939      74,901,900      76,456,340      76,714,000      73,390,654

Cash Flow Data
Cash provided by (used in) operating           909,787         534,861         143,805         477,607         271,582
activities
Cash provided by (used in) investing
activities                                     174,690        (280,639)       (224,673)       (103,782)       (508,938)
Cash provided by (used in) financing
activities                                  (1,102,964)       (233,303)         (5,230)       (299,163)        275,403

Other Financial Data
Equity to assets ratio (percentage)(4)            21.2%           28.1%           40.4%           41.3%           37.0%
Debt to equity ratio(5)                            3.2             2.4             1.4             1.4             1.6
Price earnings ratio(6)                            3.2             4.7             neg             2.1             3.3
Net voyage revenues                          1,192,910         766,205         354,356         551,524         559,601

Certain comparative figures have been reclassified to conform to the presentation adopted in the current period.

The Company's vessels are operated under time charters, bareboat charters, voyage charters pool arrangements and COAs. Under a time charter, the charterer pays substantially all of the vessel voyage costs. Under a bareboat charter the charterer pays substantially all of the vessel voyage and operating costs. Under a voyage charter, the vessel owner pays such costs. Vessel voyage costs are primarily fuel and port charges. Accordingly, charter income from a voyage charter would be greater than that from an equally profitable time charter to take account of the owner's payment of vessel voyage costs. In order to compare vessels trading under different types of charters, it is standard industry practice to measure the revenue performance of a vessel in terms of average daily time charter equivalent earnings, or TCEs. For voyage charters, this is calculated by dividing net voyage revenues by the number of days on charter. Days spent off-hire are excluded from this calculation. For comparability, TCEs for bareboat charters include an allowance for estimated operating costs that would be paid by us under an equivalently profitable time charter. In 2004 we included an allowance of $6,500 per day for estimated operating costs (2003 - $6,300 per day). Net voyage revenues, a non-GAAP measure, provides more meaningful information to us than voyage revenues, the most directly comparable GAAP measure. Net voyage revenues are also widely used by investors and analysts in the tanker shipping industry for comparing financial performance between companies and to industry averages. The following table reconciles our net voyage revenues to voyage revenues.

                                       2004          2003          2002          2001          2000
(in thousands of $)
Voyage revenues                   1,554,519     1,089,583       489,286       639,807       656,917
Voyage expenses and commission     (361,609)     (323,378)     (134,930)      (88,283)      (97,316)
                                 ------------------------------------------------------------------
Net voyage revenues               1,192,910       766,205       354,356       551,524       559,601
                                 ==================================================================

Notes:

(1) Previously we have reported net operating revenues in our income statement data. Effective December 31, 2003 we have reclassified voyage expenses and commission as a component of total operating expenses and now report total operating revenues and total operating expenses.

(2) During the years ended December 31, 2004 and 2002 the Company disposed of portions of its dry-bulk operations which have been recorded as discontinued operations in the years ended December 31, 2004, 2003, 2002, 2001 and 2000. These operations were acquired in 2000.

(3) In 2003, the Company adopted FIN 46R Consolidation of Variable Interest Entities and recorded a charge of $33.7 million as a result of this change in accounting principle. On January 1,2002, the Company adopted FAS 142 Goodwill and Other Intangible Assets and subsequently wrote off goodwill of $14.1 million. In 2001, the Company changed its accounting policy for drydockings to an "expense as incurred" method which resulted in a credit of $31.5 million.

(4) Equity to assets ratio is calculated as total stockholders' equity divided by total assets. 4. Debt to equity ratio is calculated as total interest bearing current and long-term liabilities, including obligations under capital leases, divided by stockholders' equity.

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

Our revenues experience seasonal variations that may affect our income

We operate our tankers in markets that have historically exhibited seasonal variations in demand and, therefore, charter rates. Historically, oil trade and therefore charter rates increased in the winter months and eased in the summer months as demand for oil in the Northern Hemisphere rose in colder weather and fell in warmer weather. In addition, unpredictable weather patterns in the winter months tend to disrupt vessel scheduling. The tanker industry in general is less dependent on the seasonal transport of heating oil than a decade ago as new uses for oil and oil products have developed, spreading consumption more evenly over the year. Most apparent is a higher seasonal demand during the summer months due to energy requirements for air conditioning and motor vehicles. The oil price volatility resulting from these factors has historically led to increased oil trading activities and demand for vessels. The change in demand for vessels may affect the charter rates that we receive.

As at December 31, 2004, we charter 46 vessels from Ship Finance International Limited at fixed rates on long-term charters. In addition, we charter 16 vessels under medium term charters from third parties. We are obliged to make fixed rate hire payments even though our income may decrease to levels that make these charters unprofitable.

The long term time charters to us extend for various periods depending on the age of the vessels, ranging from approximately seven to 22 years. With certain exceptions as discussed below in Item 4A Spin-off of Ship Finance International Limited, the daily base charter rates, which are payable by us range from $25,575 in 2004 to $24,175 from 2011 and beyond for VLCCs and $21,100 in 2004 to
$19,700 from 2011 and beyond for Suezmaxes. The medium term charters to us extend for 10 to 11 years. Daily base charter rates payable by us under these charters range from $20,210 in 2004 to $22,310 in 2015 for Suezmaxes and from $30,850 in 2004 to $29,140 in 2015 for VLCCs.

If our earnings from the use of these vessels fall below these rates we will incur losses.

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

If we sell a vessel at a time when ship prices have fallen, the sale may be at less than the vessel's carrying amount on our financial statements, with the result that we could incur a loss and a reduction in earnings. In addition, if we determine at any time that a vessel's future limited useful life and earnings require us to impair its value on our financial statements, that could result in a charge against our earnings and a reduction of our shareholder's equity. It is possible that the market value of our vessels will decline in the future.

An acceleration of the current prohibition to trade deadlines for our non-double hull tankers could adversely affect our operations.

Our tanker fleet includes 24 non-double hull tankers. The United States, the European Union and the International Maritime Organization, or the IMO, have all imposed limits or prohibitions on the use of these types of tankers in specified markets after certain target dates, which range from 2010 to 2015. The sinking of the single hull m.t. Prestige offshore Spain in November 2002 led to proposals by the European Union and the IMO to accelerate the prohibition to trade of all non-double hull tankers, with certain limited exceptions. In December 2003, the Marine Environmental Protection Committee of the IMO adopted an amendment to the International Convention for the Prevention of Pollution from Ships to accelerate the phase out of single hull tankers from 2015 to 2010 unless the relevant flag states extend the date to 2015. As a result of these regulations, we re-evaluated the estimated useful life of our single hull vessels and determined this to be either 25 years or the vessel's anniversary date in 2015 whichever comes first. As a result, the estimated useful lives of fourteen of our wholly owned vessels and two vessels owned by associated companies were reduced in the fourth quarter of 2003. A change in accounting estimate was recognised to reflect this decision, resulting in an increase in depreciation expense and consequently decreasing net income by $1.3 million and basic and diluted earnings per share by $0.02, for 2003. The IMO may adopt further regulations that could adversely affect the useful lives of our non-double hull tankers as well as our ability to generate income from them. Based on the present and future oil consumption, the tanker fleet, the current order books for tankers and the available capacities of shipyards, we believe that in order to meet the world transport demand for oil, the industry will need to continue to employ single hull tankers after 2010.

Compliance with safety, environmental and other governmental and other requirements may adversely affect our business

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

We may be unable to successfully compete with other tanker operators for charters

The operation of tankers and transportation of crude and petroleum products and the other businesses in which we operate are extremely competitive. Through our operating subsidiaries we compete with other oil tanker and dry bulk carrier owners (including major oil companies as well as independent companies), and, to a lesser extent, owners of other size vessels. The tanker market is highly fragmented. As of June 22, 2005, we are the largest single tanker operator, controlling approximately 8.5% of the world's tanker fleet measured capacity. Although we currently operate approximately 7.7% of the world VLCC and 10.6% of the world Suezmax tanker fleet, this market share does not enable us to enforce any degree of pricing discipline in the markets in which we compete. It is possible that our competitive position will erode in the future.

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

An increase in interest rates could materially and adversely affect our financial performance

At December 31, 2004 we had total long-term debt outstanding of $2,141.7 million, of which $1,039.8 million is floating rate debt. We use interest rate swaps to manage interest rate risk. As at December 31, 2004, our interest rate swap arrangements effectively fix the Company's interest rate exposure on $631.4 million of floating rate debt. Our maximum exposure to interest rate fluctuations is $408.5 million at December 31, 2004. If interest rates rise significantly, our results of operations could be materially or adversely affected.

Fluctuations in the Yen could affect our earnings

One of our vessels has financing arrangements that require payments of principal and interest in Yen. As we have not hedged our Yen exposure against the Dollar, a change in the exchange rate for Yen could have an adverse impact on our financial condition and results of operations. At December 31, 2004, we have Yen debt outstanding with a principal amount of (Yen)1.3 billion (equivalent to $13.1 million). The Company also has Yen charter income receivable in the amount of (Yen)2.9 billion (equivalent to $28.8 million), in relation to bareboat charter agreements. At December 31, 2004 the Company has Yen denominated foreign currency contracts with a notional principal of (Yen)14.6 billion (equivalent to $141.9 million). A one Yen movement in the exchange rate would increase or decrease net income by $1.3 million in total, in relation to the aforementioned Yen denominated debt, foreign currency contracts and future charter hire receivable.

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

An increase in costs could materially and adversely affect our financial performance

Our vessel operating expenses depend on a variety of factors including crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, many of which are beyond our control and affect the entire shipping industry. Some of these costs, primarily insurance and enhanced security measures implemented after September 11, 2001, are increasing. The terrorist attack of the VLCC Limburg in Yemen during October 2002 has resulted in even more emphasis on security and pressure on insurance rates. If costs continue to rise, our results of operations could be materially or adversely affected.

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

Because our offices and most of our assets are outside the United Sates, you may not be able to bring suit against us, or enforce a judgement obtained against us in the United States.

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

We may not be exempt from U.S. taxation on our U.S. source shipping income, which would reduce our net income and cash flow by the amount of the applicable tax

Under the U.S. Internal Revenue Code of 1986, or the Code, a portion of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, may be subject to a 4% U.S. federal income tax on 50% of the gross shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States, unless that corporation is entitled to a special tax exemption under the Code which applies to the international shipping income derived by some non-U.S. corporations. We believe that we and each of our subsidiaries qualify for this statutory tax exemption for the year ended December 31, 2004.

However, due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

If we or our subsidiaries are not entitled to this statutory tax exemption for any taxable year, we or our subsidiaries could be subject for those years to an effective 4% U.S. federal income tax on the portion of the income we or our subsidiaries derive during the year from U.S. sources. The imposition of this taxation could have an adverse effect on our net income and cash flow.

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

The Company

We are Frontline Ltd., a Bermuda based shipping company and we were incorporated in Bermuda on June 12, 1992 (Company No. EC-17460). Our registered and principal executive offices are located at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda, and our telephone number is +1 (441) 295-6935.

We are engaged primarily in the ownership and operation of oil tankers, including oil/bulk/ore, or OBO carriers. We operate tankers of two sizes: very large crude carriers, or VLCCs, which are between 200,000 and 320,000 deadweight tons, or dwt, and Suezmaxes, which are vessels between 120,000 and 170,000 dwt. We operate through subsidiaries and partnerships located in the Bahamas, Bermuda, the Cayman Islands, the Isle of Man, Liberia, Norway, Panama, Marshall Islands, Cyprus and Singapore. We are also involved in the charter, purchase and sale of vessels. Since 1996, we have emerged as a leading tanker company within the VLCC and Suezmax size sectors of the market.

We have our origin in Frontline AB, which was founded in 1985, and which was listed on the Stockholm Stock Exchange from 1989 to 1997. In May 1997, Frontline AB was redomiciled from Sweden to Bermuda and its shares were listed on the Oslo Stock Exchange. The change of domicile was executed through a share for share exchange offer from the then newly formed Bermuda company, Frontline Ltd ("Old Frontline"). In September 1997, Old Frontline initiated an amalgamation with London & Overseas Freighters Limited ("LOF"), also a Bermuda company. This process was completed in May 1998. As a result of this transaction, Frontline became listed on the London Stock Exchange and on the NASDAQ National Market (in the form of American Depositary Shares, or ADSs, represented by American Depositary Receipts, or ADRs) in addition to its listing on the Oslo Stock Exchange.

The ADR program was terminated on October 5, 2001 and the ADSs were delisted from the NASDAQ National Market on August 3, 2001. The Company's Ordinary Shares began trading on the NYSE on August 6, 2001.

Acquisitions and Disposals

In 2002, we took delivery of five wholly-owned newbuilding double-hull VLCCs for total delivered cost of $383.7 million. Joint ventures in which we had a 33.3% interest took delivery of two newbuilding double-hulled VLCCs for a total delivered cost of $161.8 million. In addition, we sold five dry bulk carriers for total proceeds of $93.4 million, realising a net loss of $3.1 million.

In 2003, we acquired two Suezmax tankers for $6.7 million which were previously 40% and 35% owned. These vessels were subsequently sold for proceeds of $8.1 million realising gains of $1.2 million. A further two Suezmax tankers were sold in 2003 for proceeds of $100.3 million realising gains of $7.1 million.

We also took delivery of a newbuilding double-hull VLCC for delivered cost of $79.2 million in 2003 which was subsequently sold for $76.0 million realising a loss of $2.7 million and acquired the remaining 50% of a double-hull VLCC which was already 50% owned for $9.5 million.

Through a reorganisation of interests in joint ventures, we disposed of 50% interests in two VLCCs and increased interests in a further four double-hull VLCCs from 33.3% to 50.1% through a combination of sale, acquisition and exchange of interest transactions. Our net cash investment in these transactions was $3.3 million and we recorded impairment losses of $5.2 million.

As discussed below, the consolidation of Independent Tankers Corporation, which we refer to as ITC, and Golden Fountain resulted in the addition of seven VLCCs and four Suezmax tankers to our fleet.

In February 2004 through a further reorganization of joint ventures, we exchanged its 50.1% interests in three double-hull VLCCs for the remaining 49.9% interests in three double-hull VLCCs of which we already owned 50.1%. We accounted for these exchanges as non-cash exchanges of assets at book value. We received a net cash settlement of $2.3 million as a result of equalization of the values of the assets exchanged and recorded a gain of $0.2 million on the transactions.

We also acquired five single-hull Suezmax tankers in 2004 for a total cost of $125.1 million. Golden Fountain was sold for gross proceeds of $61.0 million, realising a gain of $19.7 million. The spin-off of Golden Ocean discussed below resulted in the disposal of two dry bulk carriers in 2004.

Acquisitions and disposals occurring in 2005 are discussed below in Spin-off of Ship Finance International Limited.

Spin-Off of Ship Finance International Limited

In October 2003, we formed Ship Finance International Limited, which we refer to as Ship Finance, as our wholly-owned subsidiary for the purpose of acquiring certain of our shipping assets. In December 2003, Ship Finance issued $580 million of 8.5% Senior Notes due 2013. In the first quarter of 2004, Ship Finance used the proceeds of the Notes issue, together with a refinancing of existing debt, to fund the acquisition from us of a fleet of 46 crude oil tankers and an option to purchase one additional tanker from a third party. We have chartered each of the ships back from Ship Finance for most of their remaining lives through our wholly owned subsidiary Frontline Shipping Limited which we refer to as Frontline Shipping. We also entered into fixed rate management and administrative services agreements with Ship Finance to provide for the operation and maintenance of the Company's vessels and administrative support services. The charters and the management agreements were each given economic effect as of January 1, 2004.

The sales price for the assets transferred to Ship Finance was determined as the book value of each asset as at December 31, 2003 and the transfers were also recorded at book value. Ship Finance paid an aggregate purchase price of $950 million, excluding working capital and other intercompany balances retained by us, for the 46 vessels and purchase option that it acquired from us. Ship Finance also assumed senior secured indebtedness with respect to its fleet in the amount of approximately $1.158 billion. The purchase price for the 46 vessels and the option and the refinancing of the existing senior secured indebtedness on those vessels, which was completed in January of 2004, were financed through a combination of the net proceeds from Ship Finance's issuance of $580 million of 8.5% Senior Notes, due 2013, funds from a $1.058 billion senior secured credit facility and a deemed equity contribution from us to Ship Finance.

Ship Finance has agreed with us that it will treat all of these vessels as being under time charters to us, on the same terms and effective on the same date as the other 39 vessels for all economic purposes.

In 2005, to date we have sold a further three vessels to Ship Finance and chartered them back under long term charters to our wholly owned subsidiary Frontline Shipping II Limited which we refer to as Frontline Shipping II. We refer to Frontline Shipping and Frontline Shipping II as the charterers. In January 2005, we acquired the VLCCs Front Century and Front Champion which were previously chartered in by us under operating leases for a total purchase price of $141.9 million pursuant to the exercise of purchase options. The vessels were immediately sold to Ship Finance for a total of $196.0 million, and chartered back on 199 and 204 month charters, respectively, following the structure in place for other vessels chartered from Ship Finance. In March 2005, we acquired the VLCC Golden Victory for $75.0 million pursuant to the exercise of its purchase option. The vessel was previously chartered in by us under an operating lease. The vessel owning company was immediately be sold to Ship Finance for $98.0 million, and chartered back on a 204 month charter, following the structure in place for other vessels chartered from Ship Finance.

On January 17, 2005 Ship Finance exercised its option to acquire the VLCC Oscilla and the vessel was delivered to Ship Finance on April 4, 2005 and renamed Front Scilla. The purchase price paid to acquire the vessel was approximately $16.5 million which is equal to the outstanding mortgage debt under four loan agreements between lenders and the vessel's owning company. In addition, Ship Finance will make a payment of $14.6 million to us to reflect the fact that the original purchase price was set assuming delivery to Ship Finance on January 1, 2004 whereas delivery did not occur until April 4, 2005. On the same date the vessel commenced a fixed rate time charter to us following the structure in place for other vessels chartered from Ship Finance.

In January 2005, Ship Finance sold the Suezmax Front Fighter for $68.25 million and the vessel was delivered to its new owners in March 2005. The charter of the Front Fighter to Frontline Shipping has been cancelled as a result of this sale.

In May 2005, Ship Finance sold the three Suezmaxes, Front Lillo, Front Emperor and Front Spirit, for a total consideration of $92.0 million. These vessels were delivered to their new owners in June 2005. In May 2005, Ship Finance also agreed to buy a further three vessels from us, namely Front Traveller, Front Transporter, and Front Target, for an aggregate amount of $92.0 million. The time charter and management arrangements between Ship Finance and us have been cancelled for the three sold vessels and will be replaced with new agreements on similar terms for the vessels acquired.

In May 2005 Ship Finance entered into an agreement with parties affiliated with Hemen Holding Ltd., which we refer to as Hemen, to acquire two vessel owning companies, each owning one 2005 built containership for a total consideration of $98.6 million. The first vessel, the Sea Alpha, was delivered in May 2005, and the Sea Beta will be delivered from the ship yard in September 2005. Hemen is a Cyprus holding company indirectly controlled by Mr. John Fredriksen, who our Chairman and Chief Executive Officer . The Sea Alpha is currently trading on a medium term time charter to an unrelated third party.

Ship Finance entered into an agreement in June 2005 with parties affiliated with Hemen to acquire two vessel owning companies, each owning one 2004 built VLCC, for a total consideration of $184 million.

The long term time charters to us extend for various periods depending on the age of the vessels, ranging from approximately seven to 22 years. Five of the vessels that Ship Finance acquired are on existing long term time charters and three vessels were on existing long term bareboat charters, of which two have since been terminated during 2004. With certain exceptions, the daily base charter rates, which are payable by Frontline Shipping monthly in advance for a maximum of 360 days per year (361 days per leap year), are as follows:

Year                                                  VLCC               Suezmax
----                                                  ----               -------

2003 to 2006 ...........................             $25,575             $21,100
2007 to 2010 ...........................             $25,175             $20,700
2011 and beyond ........................             $24,175             $19,700

The daily base charterhire for our vessels that are chartered to Frontline Shipping II, which is also payable monthly in advance for a maximum of 360 days per year (361 days per leap year), is as follows:

Vessel                 2005 to 2006  2007 to 2010  2011 to 2018  2019 and beyond
------                 ------------  ------------  ------------  ---------------

Front Champion ........     $31,340       $31,140       $30,640          $28,464
Front Century .........     $31,501       $31,301       $30,801          $28,625
Golden Victory ........     $33,793       $33,793       $33,793          $33,793

The daily base charter rates for vessels that reach their 18th delivery date anniversary, in the case of non-double hull vessels, or their 20th delivery date anniversary, in the case of double hull vessels, will decline to $18,262 per day for VLCCs and $15,348 for Suezmax tankers after such dates, respectively.

In addition, the base charter rate for Ship Finance's non-double hull vessels will decline to $7,500 per day after 2010, at which time we will have the option to terminate the charters for those vessels. Each charter also provides that the base charter rate will be reduced if the vessel does not achieve the performance specifications set forth in the charter. The related management agreement provides that we will reimburse Ship Finance for any such reduced charter payments. We have the right under a charter to direct Ship Finance to bareboat charter the related vessel to a third party. During the term of the bareboat charter, we will continue to pay us the daily base charter rate for the vessel, less $6,500 per day. The related management agreement provides that Ship Finance's obligation to pay the $6,500 fixed fee to us will be suspended for so long as the vessel is bareboat chartered.

Under the charters, Ship Finance is required to keep the vessels seaworthy, and to crew and maintain them. We perform those duties for Ship Finance under the management agreements. If a structural change or new equipment is required due to changes in classification society or regulatory requirements, we may make them, at our expense, without Ship Finance's consent, but those changes or improvements will become Ship Finance's property. We are not obligated to pay Ship Finance charterhire for off hire days in excess of five off hire days per year per vessel calculated on a fleet-wide basis, which include days a vessel is unable to be in service due to, among other things, repairs or drydockings. However, under the management agreements, we will reimburse Ship Finance for any loss of charter revenue in excess of five off hire days per vessel, calculated on a fleet-wide basis.

The terms of the charters do not provide us with an option to terminate the charter before the end of its term, other than with respect to non-double hull vessels after 2010. Ship Finance may terminate any or all of the charters in the event of an event of default under a charter ancillary agreement. The charters may also terminate in the event of (1) a requisition for title of a vessel or
(2) the total loss or constructive total loss of a vessel. In addition, each charter provides that Ship Finance may not sell the related vessel without our consent.

Under the terms of charter ancillary agreements, beginning with the 11-month period from February 1, 2004 and for each calendar year after that, we have agreed to pay Ship Finance a profit sharing payment equal to 20% of the charter revenues for the applicable period, calculated on a time charter equivalent basis, realised by us from use of its fleet in excess of the daily base charterhire. The profit sharing payment is due two months after the end of each calendar year.

On May 28, 2004, we announced the distribution of 25% of Ship Finance's common shares to our common shareholders in a partial spin off. On June 16, 2004, each Frontline shareholder of record on June 7, 2004, received one share in Ship Finance for every four Frontline shares held. On June 17, 2004, the Ship Finance common shares commenced trading on the New York Stock Exchange under the ticker symbol "SFL". Two further dividends of shares in Ship Finance were distributed in 2004: On September 24, 2004 every Frontline shareholder received one share of Ship Finance for every 10 shares of ours that they held and on December 15, 2004 every Frontline shareholder received two shares of Ship Finance for every 15 shares of ours that they held. At December 31, 2004, the Company's remaining shareholding in Ship Finance was approximately 50.8%.

On January 28, 2005 and February 23, 2005 our Board approved further spin-offs of the shares in Ship Finance. On February 18, 2005, each shareholder of Frontline received one share of Ship Finance for every four shares of ours held and on March 24, 2005 each shareholder of Frontline received one share of Ship Finance for every ten shares of ours held. Following these transactions our shareholding in Ship Finance is approximately 15.8% at June 22, 2005.

It is our Board's intention that Frontline shall divest all its remaining shares in Ship Finance either through a straight sale, a corporate transaction or through further distributions to Frontline's shareholders.

A detailed discussion of the contracts relating to the spin off of Ship Finance is provided in Item 10. Additional Information.

Spin-Off of Golden Ocean Group Limited

In November 2004, we established Golden Ocean Group Limited, which we refer to as Golden Ocean, as a wholly owned subsidiary in Bermuda for the purpose of transferring, by way of contribution, certain of our dry bulk shipping interests. Three of our subsidiaries and cash equal to the difference between $22.45 million and the historical net book value of those subsidiaries was transferred to Golden Ocean on December 1, 2004. On the same date, our Board resolved to distribute all of our shares of Golden Ocean to our shareholders in proportion to their ownership in Frontline. On December 13, 2004 we distributed 76.0% of the shares of Golden Ocean to our shareholders in a three for one stock dividend. Certain of our U.S. shareholders were excluded from the distribution and received a cash payment in lieu of shares equal to $0.60 per Golden Ocean share, which represents the average price per share of the Golden Ocean shares during their first five days of trading on the Oslo Stock Exchange. Golden Ocean was listed on the Oslo Stock Exchange on December 15, 2004. The Company sold 30 million Golden Ocean shares, equivalent to 13.3%, to provide funds for the cash payment and the Company retained a 10.7% interest in Golden Ocean which was subsequently sold in February 2005.The Company will not have any significant continuing involvement in these dry bulk operations.

Acquisition of Independent Tankers Corporation

In May 1998, we acquired Independent Tankers Corporation, which we refer to as ITC from a third party in an arms length transaction for a price of $9.5 million. Our investment in ITC was subsequently sold to Hemen,a related party, for $9.5 million with effect from July 1, 1998. On July 1, 2003, we purchased a call option for $10.0 million to acquire all of the shares of ITC from Hemen for a total consideration of $4.0 million plus 4% interest per year. Hemen is indirectly controlled by our Chairman, John Fredriksen. In December 2003 the Company implemented the provisions of FASB Interpretation 46, Consolidation of Variable Interest Entities ("FIN 46") and consequently was required to consolidate ITC. On May 27, 2004 we exercised this purchase option and acquired all of the shares of ITC. ITC operates a total of six VLCCs and four Suezmax tankers, which are on long-term charters to subsidiaries of BP Plc and ChevronTexaco Corp. The initial fixed terms of the charters range from 8 to 10 years. After the initial fixed term the charterers have options to extend the charters of the vessels for further periods of between 8 to 12 years. ITC is financed by Term and Serial Notes. These Notes mature between 2004 and 2021 and are secured on ITC's vessels and long-term charters. Interest is payable on the Notes at fixed rates which range between 6.42% and 8.52%.

B. BUSINESS OVERVIEW

Our tanker fleet, which we believe is one of the largest and most modern in the world, consists of 29 VLCCs, of which one is part-owned, and 32 Suezmax tankers, of which eight are Suezmax OBOs. In addition, we have one Handymax size dry bulk carrier. We also charter in ten modern VLCCs and three modern Suezmax tankers from third parties.

As of June 22, 2005, the fleet that we operate has a total tonnage of approximately 15.5 million dwt, and our tanker vessels have an average age of
9.5 years compared with an estimated industry average of over 8.4 years. We believe that our vessels comply with the most stringent of generally applicable environmental regulations for tankers.

We own various vessel owning and operating subsidiaries. Our operations take place substantially outside of the United States. Our subsidiaries, therefore, own and operate vessels which may be affected by changes in foreign governments and other economic and political conditions. We are engaged primarily in transporting crude oil and, in addition, raw materials like coal and iron ore. Our VLCCs are specifically designed for the transportation of crude oil and, due to their size, are primarily used to transport crude oil from the Middle East Gulf to the Far East, Northern Europe, the Caribbean and the Louisiana Offshore Oil Port, or LOOP. Our Suezmax tankers are similarly designed for worldwide trading, but the trade for these vessels is mainly in the Atlantic Basin and Middle East to South East Asia. Historically, the tanker industry has been highly cyclical, with attendant volatility in profitability and asset values resulting from changes in the supply of and demand for tanker capacity. Our OBO carriers are specifically designed to carry oil or dry cargo and may be used to transport either oil or dry cargo on any voyage. When freight rates in both the oil and dry cargo markets are equivalent OBO carriers are operated most profitably transporting oil on one leg of the voyage and dry cargo on the other leg of a voyage. The supply of tanker and OBO capacity is influenced by the number of new vessels built, the number of older vessels scrapped, converted, laid up and lost, the efficiency of the world tanker or OBO fleet and government and industry regulation of maritime transportation practices. The demand for tanker and OBO capacity is influenced by global and regional economic conditions, increases and decreases in industrial production and demand for crude oil and petroleum products, the proportion of world oil output supplied by Middle Eastern and other producers, political changes and armed conflicts (including wars in the Middle East) and changes in seaborne and other transportation patterns. The demand for OBO capacity is, in addition, influenced by increases and decreases in the production and demand for raw materials such as iron ore and coal. In particular, demand for our tankers and our services in transporting crude oil and petroleum products and dry cargoes has been dependent upon world and regional markets. Any decrease in shipments of crude oil or raw materials in world markets could have a material adverse effect on our earnings. Historically, these markets have been volatile as a result of, among other things, general economic conditions, prices, environmental concerns, weather and competition from alternative energy sources. Because many factors influencing the supply of and demand for tankers and OBO carriers are unpredictable, the nature, timing and degree of changes in industry conditions are also unpredictable.

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

The tanker industry is highly cyclical, experiencing volatility in profitability, vessel values and freight rates. Freight rates are strongly influenced by the supply of tanker vessels and the demand for oil transportation. Refer to Item 5 "Operating and Financial Review and Prospects" for a discussion of the tanker market in 2004.

Similar to structures commonly used by other shipping companies, our vessels are all owned by, or chartered to, separate subsidiaries or associated companies. Frontline Management AS and Frontline Management (Bermuda) Limited which we refer to as Frontline Management, both wholly-owned subsidiaries, support us in the implementation of our decisions. Frontline Management is responsible for the commercial management of our shipowning subsidiaries, including chartering and insurance. Each of our vessels is registered under the Bahamas, French, Hong Kong, Liberian, Cyprus, Singaporean, Norwegian, Isle of Man, Marshall Islands or Panamanian flag.

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

Strategy

Following the spin off of Ship Finance and Golden Ocean discussed above, our operations will be comprised of the following main components:

     o Our charter and management agreements with Ship Finance including a $271 million cash deposit we are required to reserve to secure the charters by Frontline Shipping and Frontline Shipping II.

     o    The ownership of ITC.

     o    The ownership of our remaining directly owned vessels.

Our strategy is to be a world leading operator and charterer of modern, high quality oil tankers with flexibility to adjust our exposure to the tanker market depending on existing factors such as charter rates, newbuilding costs, vessel resale and scrapping values and vessel operating expenses resulting from, among other things, changes in the supply of and demand for tanker capacity. In addition, we will, when the financing arrangements permit, consider divesting our vessels that Ship Finance has not purchased. This may be done through sale and leaseback or straight sales of the vessels.

Our business strategy is primarily based upon the following principles:

     o emphasising operational safety and quality maintenance for all of our vessels;
     o    complying with all current and proposed environmental regulations;
     o    outsourcing technical operations and crewing;
     o    controlling operational costs of vessels;
     o operating one of the most modern and homogeneous fleets of tankers in the world;
     o    achieving high utilisation of our vessels;
     o    achieving competitive financing arrangements;
     o achieving a satisfactory mix of term charters, contracts of afffeightment and spot voyages; and
     o developing and maintaining relationships with major oil companies and industrial charterers.

After having delivered their cargo, spot market vessels typically operate in ballast until being rechartered. It is the time element associated with these ballast legs that we seek to minimize by efficiently chartering OBO carriers and tankers that we operate. Our strategies to minimize time spent on ballast legs include allocating cargoes among our vessels so as to achieve the minimum total time spent on ballast legs across our fleet.

We believe that fleet size in the industrial shipping sector is important in negotiating terms with major clients and charterers. We believe that a large, high-quality VLCC and Suezmax fleet will enhance our ability to obtain competitive terms from suppliers and shipbuilders and to produce cost savings in chartering and operations.

Although there has been a trend to consolidation over the past 15 years, the tanker market remains highly fragmented. We estimate, based on available industry data, that we currently own or operate approximately 7.7% of the world VLCC fleet and 10.6% of the world Suezmax tanker fleet. It is our intention to use the strong financial position that we believe our strategy and governing principles will create, to continue the consolidation of the tanker market. We plan to make acquisitions with the proceeds of equity and debt issuances and bank debt and by issuing shares as consideration for vessel purchases, and believe that such acquisitions will help us to consolidate the tanker market. Our role in the consolidation of the tanker market may include the acquisition of new vessels and secondhand vessels and we may also engage in business acquisitions and strategic transactions such as marketing joint ventures. In the ordinary course of our business, we engage in the evaluation of potential candidates for acquisitions and strategic transactions. While we are constantly evaluating opportunities for acquisitions and growth, at this time we do not have any planned acquisitions.

Following the spin-off of Ship Finance, we will be more financially exposed to the chartering market. This is likely to increase our activity in the chartering market with respect to both short and long-term charters of vessels in and out. Our purpose will be to manage risk through a portfolio of charters. Consolidation of the tanker market will remain an important objective for us.

Seasonality

Historically, oil trade and therefore charter rates increased in the winter months and eased in the summer months as demand for oil in the Northern Hemisphere rose in colder weather and fell in warmer weather. The tanker industry in general is less dependent on the seasonal transport of heating oil than a decade ago as new uses for oil and oil products have developed, spreading consumption more evenly over the year. Most apparent is a higher seasonal demand during the summer months due to energy requirements for air conditioning and motor vehicles.

Customers

Our customers include major oil companies, petroleum products traders, government agencies and various other entities. During each of the years ended December 31, 2003 and 2002, there were no customers that accounted for 10% or more of our consolidated operating revenues. During the year ended December 31, 2004, two customers each accounted for more than 10% of our consolidated operating revenues.

Competition

The market for international seaborne crude oil transportation services is highly fragmented and competitive. Seaborne crude oil transportation services generally are provided by two main types of operators: major oil company captive fleets (both private and state-owned) and independent shipowner fleets. In addition, several owners and operators pool their vessels together on an ongoing basis, and such pools are available to customers to the same extent as independently owned and operated fleets. Many major oil companies and other oil trading companies, the primary charterers of the vessels owned or controlled by us, also operate their own vessels and use such vessels not only to transport their own crude oil but also to transport crude oil for third party charterers in direct competition with independent owners and operators in the tanker charter market. Competition for charters is intense and is based upon price, location, size, age, condition and acceptability of the vessel and its manager. Competition is also affected by the availability of other size vessels to compete in the trades in which the Company engages.

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

International Maritime Organisation

In 1992, the International Maritime Organization, or IMO ( the United Nations agency for maritime safety and the prevention of marine pollution by ships), adopted MARPOL 73/78 regulations that set forth pollution prevention requirements applicable to tankers. These regulations, which have been adopted by more than 150 nations, including many of the jurisdictions in which our tankers operate, provide, in part, that:

     o tankers between 25 and 30 years old must be of double-hull construction or of a mid-deck design with double-sided construction, unless:

          (1) they have wing tanks or double-bottom spaces not used for the carriage of oil which cover at least 30% of the length of the cargo tank section of the hull or bottom; or

          (2) they are capable of hydrostatically balanced loading (loading cargo into a tanker in such a way that, in the event of a breach of the hull, water flows into the tanker, displacing oil upwards instead of into the sea);

     o tankers 30 years old or older must be of double-hull construction or mid-deck design with double-sided construction; and

     o    all tankers are subject to enhanced inspections.

Also, under IMO regulations, a tanker must be of double-hull construction or a mid-deck design with double-sided construction, or be of another approved design ensuring the same level of protection against oil pollution, if the tanker:

          o is the subject of a contract for a major conversion or original construction on or after July 6, 1993;

          o commences a major conversion or has its keel laid on or after January 6, 1994; or

          o completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

These regulations were amended in 2001 and provided a timetable for the phase out of single hull tankers. This timetable was amended again in December 2003 in response to European Union ("EU") proposals, further accelerating the final phase-out dates for single hull tankers.

The baseline phase out dates apply to tankers according to their certified arrangement (protectively located segregated ballast tanks or PL/SBT) and the type of oil carried as cargo. These regulations identify 3 categories of single hull tankers, including double side and double bottom tankers:

a) Category 1 (Pre- PL/SBT) oil tankers - any tanker of 20,000 dwt or above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo or of 30,000 dwt or above carrying other types of oil .

b) Category 2 (PL/SBT) oil tankers - any tanker of 20,000 dwt or above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo or of 30,000 dwt or above carrying other types of oil.

c) Category 3 oil tankers - any tanker of between 5,000 dwt and 20,000 dwt carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo or less than 30,000 dwt carrying other types of oil .

All of the single-hull tankers we operate are Category 2 oil tankers. The table below provides the specific phase out dates according to each category of oil tanker. Oil tankers that meet 13F or have double bottoms and double sides with dimensions in compliance with 13G1(c) continue to be exempt from the accelerated phase out.

Baseline Phase Out Scheme

--------------------------------------------------------------------------------
                                      Year of Delivery
Phase Out Date
                     Category 1         Category 2                    Category 3
--------------------------------------------------------------------------------
 5 April 2005     before 5 April 82                before 5 April 1977
    + 2005       after 5 April 1982      After 5 April 77 but before 1 Jan 1978
    + 2006                                           1978* and 1979*
    + 2007                                           1980* and 1981*
    + 2008                                                1982*
    + 2009                                                1983*
    + 2010                                           1984* or later
                    + by Anniversary of Delivery Date In Year
                                * subject to CAS

For Category 2 and 3 tankers, a successful completion of the Condition Assessment Scheme (CAS) is required by 15 years of age or by the first intermediate or renewal survey due after 5 April 2005, which ever occurs later.

The new phase-out regime became effective on April 5, 2005. For Category 1 tankers (pre-MARPOL tankers without segregated ballast tanks, generally built before 1982), the final phase-out date has been brought forward to 2005 from 2007. For Category 2 tankers (MARPOL tankers, generally built after 1982) the final phase out date has brought forward to 2010 from 2015.

To soften the significant impact that would occur if the approximately 700 tankers (approximately 67 million tons dwt) were to be phased out globally in 2010 as per above, two exceptions to the baseline phase out dates were adopted which allow Category 2 and 3 oil tankers that have passed the CAS to operate beyond the 2010 cut-off date as summarized below:

Exception One - a flag State may permit oil tankers to operate to 25 years of age provided that, not later than 1 July 2001, the entire cargo tank length is protected with one of the following arrangements which cannot be used for the carriage of oil:

o Double bottoms having a height at centerline which does not meet that required by the MARPOL 13E; or

o Wing tanks having a width which does not meet that required by IBC Code - Type 2.

Exception Two - a flag State may permit oil tankers, that do not have double bottoms nor double sides, to operate to the age of 25 years of age or the anniversary date of the tanker's delivery in 2015, whichever occurs earlier.

Although the flag States are permitted to grant extensions in both of the above cases provided CAS is satisfactorily completed and IMO has been so informed of the extension, coast States have the right to deny oil tankers that have been granted such extensions into their ports and offshore terminals.

Oil tankers granted life extension under Exception One may be denied entry after 2015 if they are 25 years of age and older. Oil tankers with neither double bottoms nor double sides which have been granted an extension under Exception Two may be denied entry after the relevant phase out date.

Based on the present oil consumption, expected future oil consumption , the present tanker fleet, the order book for tankers forward and the yard capacities, we believe that in order to meet the world demand for transport of oil, the industry will need to use single hulls after 2010 and hence we believe exemptions will be granted for trading well maintained single hull tankers after 2010.

The following table summarizes the impact of such regulations on the Company's single hull and double sided tankers:

                                                                       OPA 90
                    Vessel      Vessel      Year    IMO phase out   Flag state
Vessel Name          type     Category(s)   Built   No exemption    exemption

Front Birch         Suezmax       SH        1991        2010           2015
Front Comor         Suezmax       SH        1993        2010           2015
Front Emperor       Suezmax       SH        1992        2010           2015
Front Granite       Suezmax       SH        1991        2010           2015
Front Horizon       Suezmax       SH        1988        2010           2013
Front Lillo         Suezmax       SH        1991        2010           2015
Front Maple         Suezmax       SH        1991        2010           2015
Front Spirit        Suezmax       SH        1993        2010           2015
Front Sunda         Suezmax       SH        1992        2010           2015
Front Target        Suezmax       SH        1990        2010           2015
Front Transporter   Suezmax       SH        1989        2010           2014
Front Traveller     Suezmax       SH        1990        2010           2015
Marble              Suezmax       SH        1992        2010           2015
Edinburgh           VLCC          SH        1993        2010           2015
Front Ace           VLCC          SH        1993        2010           2015
Front Duchess       VLCC          SH        1993        2010           2015
Front Duke          VLCC          SH        1992        2010           2015
Front Highness      VLCC          SH        1991        2010           2015
Front Lady          VLCC          SH        1991        2010           2015
Front Lord          VLCC          SH        1991        2010           2015
Front Sabang        VLCC          SH        1990        2010           2015
Front Tobago        VLCC          SH        1993        2010           2015
Front Vanadis       VLCC          SH        1990        2010           2015
Golden Stream       VLCC          SH        1995        2010           2015
Navix Astral        VLCC          SH        1996        2010           2015

MARPOL Regulation 13H was also introduced, banning the carriage of heavy grade oils in single hull tankers of more than 5,000 dwt after April 5, 2005. This regulation will affect heavy crude oil from Latin America as well as heavy fuel oil, bitumen, tar and related products. Flag states, however, may permit Category 2 tankers to continue to carry heavy grade oil beyond 2005, subject to satisfactory CAS results.

The IMO has also negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI was ratified in May 2004, and will become effective in May 2005. Annex VI, when it becomes effective, will set limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibit deliberate emissions of ozone depleting substances, such as halons, chlorofluorocarbons, emissions of volatile compounds from cargo tanks and prohibition of shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. We are formulating a plan to comply with the Annex VI regulations once they come into effect. Compliance with these regulations could require the installation of expensive emission control systems and could have an adverse financial impact on the operation of our vessels.

The operation of our vessels is also affected by the requirements set forth in the IMO's Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires ship owners and bareboat charterers to maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for emergencies. The failure of a ship owner or a bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in certain ports. We rely on the safety management system that we and our third party technical managers have developed.

United States Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act

The United States regulates the tanker industry with an extensive regulatory and liability regime for environmental protection and cleanup of oil spills, consisting primarily of the United States Oil Pollution Act of 1990, or OPA, and the Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA. OPA affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States., which include the United States territorial sea and the 200 nautical mile exclusive economic zone around the United States. CERCLA applies to the discharge of hazardous substances (other than oil) whether on land or at sea. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners, operators and bareboat charterers are "responsible parties" who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. These other damages are defined broadly to include:

     o    natural resources damages and related assessment costs;
     o    real and personal property damages;
     o net loss of taxes, rents, royalties, rents, fees and other lost revenues;
     o net cost of public services necessitated by a spill response such as protection from fire, safety or health hazards; and
     o    loss of subsistence use of natural resources.

OPA limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation). The act specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states that have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws. CERCLA, which applies to owners and operators of tankers, contains a similar liability regime and provides for cleanup and removal of hazardous substances and for natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million.

These limits of liability do not apply, however, where the incident is caused by violation of applicable United States federal safety, construction or operating regulations, or by the responsible party's gross negligence or wilful misconduct. These limits do not apply if the responsible party fails or refuses to report the incident or to co-operate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.

OPA also requires owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the act. The United States Coast Guard has enacted regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the OPA limitation on liability of $1,200 per gross ton with the CERCLA liability limit of $300 per gross ton. Under these regulations, an owner or operator of more than one tanker is required to obtain a certificate of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum strict liability under OPA and CERCLA. We have provided requisite guarantees and received certificates of financial responsibility from the United States Coast Guard for each of our tankers that calls in United States waters.

Frontline Management insures each of our tankers with pollution liability insurance in the maximum commercially available amount of $1.0 billion per incident per vessel. A catastrophic spill could exceed the insurance coverage available, in which event there could be a material adverse effect on our business.

Under OPA, oil tankers without double hulls will not be permitted to come to United States ports or trade in the United States waters by 2015. Based on the current phase-out requirement, our 24 single hull tankers will not be eligible to carry oil as cargo within the 200-mile United States exclusive economic zone starting in 2010, except that these tankers and our three double sided tankers may trade in United States waters until 2015 if their operations within United States waters are limited to discharging their cargoes at the Louisiana Offshore Oil Port ("LOOP") or unloading with the aid of another vessel, a process referred to as "lightering," within authorized lightering zones more than 60 miles off-shore.

OPA also amended the Federal Water Pollution Control Act to require owners or operators of tankers operating in the waters of the United States to file vessel response plans with the United States Coast Guard, and their tankers are required to operate in compliance with their United States Coast Guard approved plans. These response plans must, among other things:

     o address a "worst case" scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a "worst case discharge";

     o    describe crew training and drills; and

     o identify a qualified individual with full authority to implement removal actions.

Vessel response plans for our tankers operating in the waters of the United States have been approved by the United States Coast Guard. In addition, the United States Coast Guard has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances. We are responsible for ensuring our vessels comply with any additional regulations.

OPA does not prevent individual states from imposing their own liability regimes with respect to oil pollution incidents occurring within their boundaries. In fact, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than United States federal law.

European Union Tanker Restrictions

In July 2003, the European Union adopted legislation, which was amended in October 2003, that prohibits all single hull tankers from entering into its ports or offshore terminals by 2010 or earlier, depending on their age. The European Union has also already banned all single hull tankers carrying heavy grades of oil from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction. Commencing in 2005, certain single hull tankers above 15 years of age will also be restricted from entering or leaving European Union ports or offshore terminals and anchoring in areas under European Union jurisdiction. The European Union is also considering legislation that would: (1) ban manifestly sub-standard vessels (defined as those more than 15 years old that have been detained by port authorities at least twice in a six month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. The sinking of the m.t. Prestige and resulting oil spill in November 2002 has led to the adoption of other environmental regulations by certain European Union nations, which could adversely affect the remaining useful lives of all of our tankers and our ability to generate income from them. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

International Conventions on Civil Liability for Oil Pollution Damage

Although the United States is not a party thereto, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, or the CLC, and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions, a vessel's registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Many of the countries that have ratified the CLC have increased the liability limits through a 1992 Protocol to the CLC. The liability limits in the countries that have ratified this Protocol are currently approximately $4.0 million plus approximately $566.0 per gross registered tonne above 5,000 gross tonnes with an approximate maximum of $80.5 million per vessel, with the exact amount tied to a unit of account which varies according to a basket of currencies. The right to limit liability is forfeited under the CLC where the spill is caused by the owner's actual fault or privity and, under the 1992 Protocol, where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002 ("MTSA") came into effect. To implement certain portions of the MTSA, in July 2003, the United States Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea ("SOLAS") created a new chapter of the convention dealing specifically with maritime security. The new chapter came into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code ("ISPS"). Among the various requirements are:

     o on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

     o    on-board installation of ship security alert systems;

     o    the development of vessel security plans; and

     o    compliance with flag state security certification requirements.

The United States Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures provided such vessels have on board a valid International Ship Security Certificate that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code. All of our vessels comply with the various security measures addressed by the MTSA, SOLAS and the ISPS Code.

C. ORGANIZATIONAL STRUCTURE

See Exhibit 8.1 for a list of our significant subsidiaries and equity interests.

D. PROPERTY, PLANT AND EQUIPMENT

The Company's Vessels

We operate a modern fleet of tankers and the following table sets forth the fleet that we operate as of June 24, 2005:

                                    Approximate                          Type of
Vessel                      Built   Dwt.           Construction   Flag   Employment
------                      -----   ----           ------------   ----   ----------

Tonnage Owned Directly
----------------------

VLCCs
-----
Front Tobago (40%)          1993    261,000        Single-hull    LIB    Tankers Pool
Golden Stream               1995    276,000        Single-hull    MI     Spot market
Antares Voyager             1998    308,500        Double-hull    BA     Bareboat charter
Phoenix Voyager             1999    308,500        Double-hull    BA     Bareboat charter

Suezmax Tankers
---------------
Front Horizon               1998    151,000        Single-hull    MI     Spot market
Marble                      1992    142,000        Single-hull    BA     Spot market
Virgo Voyager               1992    150,000        Single-hull    BA     Bareboat charter
Cygnus Voyager              1993    150,000        Double-hull    BA     Bareboat charter
Altair Voyager              1993    130,000        Double-hull    BA     Bareboat charter
Sirius Voyager              1994    150,000        Double-hull    BA     Bareboat charter

Handymax Drybulk Carrier
------------------------
Cos Hero                    1999    46,000         Single-hull    PAN    Bareboat Charter

Tonnage Owned Through Ship Finance
----------------------------------

VLCCs
-----
Front Sabang                1990    286,000        Single-hull    SG     Spot market
Front Vanadis               1990    286,000        Single-hull    SG     Spot market
Front Highness              1991    284,000        Single-hull    SG     Spot market
Front Lady                  1991    284,000        Single-hull    SG     Spot market
Front Lord                  1991    284,000        Single-hull    SG     Spot market
Front Duke                  1992    284,000        Single-hull    SG     Spot market
Front Duchess               1993    284,000        Single-hull    SG     Spot market
Front Edinburgh             1993    302,000        Double-side    LIB    Spot market
Front Ace                   1993    275,000        Single-hull    LIB    Spot market
Navix Astral                1996    276,000        Single-hull    PAN    Bareboat charter
New Vanguard                1998    300,000        Double-hull    MI     Spot market
Front Century               1998    311,000        Double-hull    MI     Spot market
Front Champion              1998    311,000        Double-hull    BA     Spot market
New Vista                   1998    300,000        Double-hull    MI     Spot market
Front Comanche              1999    300,000        Double-hull    FRA    Time charter
Golden Victory              1999    305,000        Double-hull    MI     Spot market
Omala (ex New Circassia)    1999    306,000        Double-hull    IoM    Bareboat charter
Opalia                      1999    302,000        Double-hull    IoM    Bareboat charter
Ocana (ex Front Commerce)   1999    300,000        Double-hull    IoM    Bareboat charter
Front Scilla                2000    302,000        Double-hull    IoM    Spot market
Ariake                      2001    299,000        Double-hull    BA     Spot market
Front Serenade              2002    299,000        Double-hull    LIB    Spot market
Otina (ex Hakata)           2002    296,000        Double-hull    IoM    Bareboat charter
Front Stratus               2002    299,000        Double-hull    LIB    Spot market
Front Falcon                2002    308,000        Double-hull    BA     Spot market
Front Page                  2002    299,000        Double-hull    LIB    Spot market
Sea Energy                  2004    306,000        Double-hull    CYP    Spot market
Sea Force                   2004    306,000        Double-hull    CYP    Spot market

Suezmax OBO Carriers
--------------------
Front Breaker               1991    169,000        Double-hull    MI     Time charter
Front Climber               1991    169,000        Double-hull    SG     Time charter
Front Driver                1991    169,000        Double-hull    MI     Time charter
Front Guider                1991    169,000        Double-hull    SG     Time charter
Front Leader                1991    169,000        Double-hull    SG     Time charter
Front Rider                 1992    169,000        Double-hull    SG     Time charter
Front Striver               1992    169,000        Double-hull    SG     Time charter
Front Viewer                1992    169,000        Double-hull    SG     Time charter

Suezmax Tankers
---------------
Front Transporter           1989    150,000        Single-hull    MI     Spot market
Front Target                1990    150,000        Single-hull    MI     Spot market
Front Traveller             1990    153,000        Single-hull    MI     Spot market
Front Birch                 1991    152,000        Double-side    MI     Spot market
Front Maple                 1991    152,000        Double-side    MI     Spot market
Front Granite               1991    142,000        Single-hull    MI     Spot market
Front Sunda                 1992    142,000        Single-hull    MI     Spot market
Front Comor                 1993    142,000        Single-hull    NIS    Spot market
Front Pride                 1993    150,000        Double-hull    NIS    Spot market
Front Glory                 1995    150,000        Double-hull    NIS    Spot market
Front Splendour             1995    150,000        Double-hull    NIS    Spot market
Front Ardenne               1997    153,000        Double-hull    NIS    Spot market
Front Brabant               1998    153,000        Double-hull    NIS    Spot market
Mindanao                    1998    158,000        Double-hull    SG     Spot market
Front Hunter                1998    153,000        Double-hull    NIS    Spot market

Containerships
--------------
Sea Alpha                   2005    1,700 teu(1)   n/a            CYP    Time charter
Sea Beta (newbuilding)      2005    1,700 teu(2)   n/a            CYP    N/A

Tonnage Chartered In from Third Parties
---------------------------------------

VLCCs
-----
Front Chief                 1999    311,000        Double-hull    BA     Spot market
Front Commander             1999    311,000        Double-hull    BA     Spot market
Front Crown                 1999    311,000        Double-hull    BA     Spot market
British Pioneer             1999    307,000        Double-hull    IoM    Bareboat charter
Front Tina                  2000    298,000        Double-hull    LIB    Spot market
Front Commodore             2000    299,000        Double-hull    LIB    Time charter
British Pride               2000    307,000        Double-hull    IoM    Bareboat charter
British Progress            2000    307,000        Double-hull    IoM    Bareboat charter
British Purpose             2000    307,000        Double-hull    IoM    Bareboat charter
Front Eagle                 2002    309,000        Double-hull    BA     Spot market

Suezmax Tankers
---------------
Front Warrior               1998    153,000        Double-hull    BA     Spot market
Front Melody                2001    150,000        Double-hull    LIB    Spot market
Front Symphony              2001    150,000        Double-hull    LIB    Spot market

Our chartered in fleet is contracted to us under leasing arrangements with fixed terms of between eight and twenty four years. Lessors have options to require us to extend nine of these leases by up to an additional five years from expiry of the fixed term. We have fixed price purchase options to buy nine of these vessels at certain future dates and the lessors have fixed price options to put nine of these vessels to us at the end of the lease period. The remaining four lease agreements are not cancellable by us without agreement of the end-user of the vessel.

Key to Flags:

BA - Bahamas, HK - Hong Kong, IoM - Isle of Man, LIB - Liberia, NIS - Norwegian International Ship Register, PAN - Panama, SG - Singapore, FRA - France, MI - Marshall Islands, CYP - Cyprus.

(1)  Measured in "twenty-foot equivalent units" (Teu)
(2)  Vessel expected to be delivered September 2005

Other than our interests in the vessels described above, we do not own any material physical properties. We lease office space in Hamilton, Bermuda from an unaffiliated third party. Frontline Management leases office space, at market rates, in Oslo, Norway from Sea Shipping AS, a company indirectly affiliated with Hemen, our principal shareholder.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following discussion should be read in conjunction with Item 3 "Selected Financial Data", Item 4 "Information on the Company" and our audited Consolidated Financial Statements and Notes thereto included herein.

Our principal focus and expertise is the transportation of crude oil and oil product cargoes for major integrated oil companies and other customers. As at December 31, 2004, our tanker fleet consisted of 26 VLCCs, of which one is part-owned, and 33 Suezmax tankers, of which eight are Suezmax OBOs. We also charter in 13 modern VLCCs and three modern Suezmax tankers from third parties. In addition, we have one Handymax size dry bulk carrier. A full fleet list is provided in Item 4 "Information on the Company" showing the vessels that we currently own and charter in.

Fleet Changes

Refer to Item 4 for discussion on acquisitions and disposals of vessels. A summary of our fleet changes for the years ended December 31, 2004, 2003 and 2002 is as follows:

--------------------------------------------------------------------------------
                                                              2004   2003   2002
--------------------------------------------------------------------------------
VLCCs
At start of period                                              36     28     23
Acquisitions                                                     3      2      5
Disposals                                                        1      1     --
Consolidated from 12/31/03 due to adoption of FIN 46            --      7     --
--------------------------------------------------------------------------------
At end of period                                                38     36     28
--------------------------------------------------------------------------------

VLCCs owned by equity investees
At start of period                                               7     11      9
Acquisitions                                                    --     --      2
Disposals                                                        6      3     --
Consolidated from 12/31/03 due to adoption of FIN 46            --      1     --
--------------------------------------------------------------------------------
At end of period                                                 1      7     11
--------------------------------------------------------------------------------

Suezmax
At start of period                                              23     21     21
Acquisitions                                                     5     --     --
Disposals                                                       --      2     --
Consolidated from 12/31/03 due to adoption of FIN 46             4     --
--------------------------------------------------------------------------------
At end of period                                                28     23     21
--------------------------------------------------------------------------------

Suezmax OBOs
--------------------------------------------------------------------------------
At start and end of period                                       8      8      8
--------------------------------------------------------------------------------

Drybulk
At start of period                                               3      3      8
Disposals                                                        2     --      5
--------------------------------------------------------------------------------
At end of period                                                 1      3      3
--------------------------------------------------------------------------------

Total fleet
At start of period                                              77     71     69
Acqusitions                                                      8      2      7
Disposals                                                        9      6      5
Consolidated from 12/31/03 due to adoption of FIN 46            --     10     --
--------------------------------------------------------------------------------
At end of period                                                76     77     71
--------------------------------------------------------------------------------

Summary of Fleet Employment

As discussed below, our vessels are operated under time charters, bareboat charters, voyage charters, pool arrangements and COAs.

--------------------------------------------------------------------------------
                                                   As at December 31,
                                     2004             2003             2002
                                         Per-             Per-             Per-
                                  No.    cent      No.    cent      No.    cent
--------------------------------------------------------------------------------

VLCCs
Spot or pool                       25      66%      23      64%      22      79%
Time charter                        2       5%       3       8%       2       7%
Bareboat charter                   11      29%      10      28%       4      14%
--------------------------------------------------------------------------------
Total                              38     100%      36     100%      28     100%
--------------------------------------------------------------------------------

VLCCs owned by
equity investees
Spot or pool                        1     100%       7     100%      11     100%
--------------------------------------------------------------------------------
Total                               1     100%       7     100%      11     100%
--------------------------------------------------------------------------------

Suezmax
Spot or pool                       24      86%      18      78%      20      95%
Time charter                       --      --        1       4%       1       5%
Bareboat charter                    4      14%       4      18%      --      --
--------------------------------------------------------------------------------
Total                              28     100%      23     100%      21     100%
--------------------------------------------------------------------------------

Suezmax OBOs
Spot or pool                       --      --       --      --        8     100%
Time charter                        8     100%       8     100%      --      --
--------------------------------------------------------------------------------
Total                               8     100%       8     100%       8     100%
--------------------------------------------------------------------------------

Drybulk
Time charter                       --      --        2      67%       2      67%
Bareboat charter                    1     100%       1      33%       1      33%
--------------------------------------------------------------------------------
Total                               1     100%       3     100%       3     100%
--------------------------------------------------------------------------------

Total fleet
Spot or pool                       50      66%      48      62%      61      86%
Time charter                       10      13%      14      18%       5       7%
Bareboat charter                   16      21%      15      20%       5       7%
--------------------------------------------------------------------------------
Total                              76     100%      77     100%      71     100%
--------------------------------------------------------------------------------

Market Overview

The tanker market experienced a good year in 2004 as freight rates increased dramatically compared to 2003, mainly due to limited fleet growth and strong growth in the demand for oil, and implicitly for oil tankers.

According to the International Energy Agency, world oil demand grew by 2.65 million barrels per day (mbd) compared to 2003 with the total world demand ending up at 82.44 mbd. The main driver for this growth was the strong economic growth in China and the USA resulting in record import levels.

The world supply of oil increased with 3.39 mbd from 2003 to a total of 83.03 mbd in 2004. The rapid economic growth in China led to a large growth in imports of oil into China during the year. In addition, the hurricane Ivan which hit the US Gulf led to the shut down of oil production in the area which had to be replaced by additional imports. This resulted in strong demand for VLCCs, and a very healthy market for most of the year. The continuing unrest in Iraq kept the output from that country to about 1.9 mbd. compared with a pre-war level of about 2.2 mbd. However, the shortfall in production from Iraq was replaced by increased production in the rest of the OPEC countries.

The size of the world VLCC fleet increased by 2.5% in 2004 from 433 vessels to 452 vessels. A total of 11 VLCC's were scrapped during the year and 30 were delivered. The total order book for VLCCs was at 84 vessels at the end of the year (86 as of May 1st), of which 43 were ordered during the year. The size of the world Suezmax fleet increased by 5% in 2004 from 295 vessels to 310. A total of 11 suezmaxes was scrapped and 26 were delivered. The total order book for Suezmaxes was at 76 at the end of the year (79 as of May 1st), of which 30 were ordered during the year. The total order books for VLCC and Suezmax were at 19.1% and 24.5%, respectively of the existing fleet.

While spot market rates have declined during the second quarter of 2005, the Company believes that the outlook for the tanker market for the remainder of 2005 is positive due to the continued growth in oil consumption, which should lead to a positive demand environment for tankers.

Accounting Changes

In December 2003 we implemented the provisions of FIN 46. The effect of our implementation of FIN 46 was to require consolidation of certain entities in which we held interests but which had not previously been consolidated. This resulted in us recording an increase in total assets of $918.3 million, an increase in total liabilities of $952.1 million and the cumulative effect of a change in accounting principle of $33.7 million effective December 31, 2003 as discussed below.

     >> During 2004, we owned 50% of the issued shares of and had made loans to Golden Fountain Corporation, owner of a VLCC. Prior to the adoption of FIN 46, we accounted for our interest in Golden Fountain Corporation using the equity method. We determined that Golden Fountain Corporation was a variable interest entity and that we were the primary beneficiary. Accordingly we consolidated the assets and liabilities of Golden Fountain Corporation effective December 31, 2003. The effect of consolidation of Golden Fountain Corporation as of December 31, 2003 was to increase total assets by $7.8 million, increase total liabilities by $16.4 million and to record the cumulative effect of a change in accounting principle of $8.5 million. Golden Fountain Corporation sold its vessel in December 17, 2004.

     >> On July 1, 2003, we purchased a call option for $10.0 million to acquire all of the shares of ITC from Hemen, a related party, for a total consideration of $4.0 million plus 4% interest per year. Prior to the adoption of FIN 46 we did not consolidate ITC. We determined that ITC was a variable interest entity and that we were the primary beneficiary. Accordingly we consolidated the assets and liabilities of ITC effective December 31, 2003. The effect of consolidation of ITC as of December 31, 2003 was to increase total assets by $910.5 million, increase total liabilities by $935.7 million and to record the cumulative effect of a change in accounting principle of $25.2 million.

     >> Twelve of the vessels we leased as at December 31, 2004 are leased from special purpose lessor entities which were established and are owned by independent third parties who provide financing through debt and equity participation. Each entity owns one vessel, which is leased to us, and has no other activities. Prior to the adoption of FIN 46R, we did not consolidate these special purpose lessor entities. At December 31, 2004, four of these leases are accounted for as operating leases and eight of these leases are accounted for as capital leases. We determined that due to the existence of certain put and call options over the leased vessels, these entities are variable interest entities. The determination of the primary beneficiary of a variable interest entity requires knowledge of the participations in the equity of that entity by individual and related equity holders. Our lease agreements with the leasing entities do not give us any right to obtain this information and we have been unable to obtain this information by other means. Accordingly we are unable to determine the primary beneficiary of these leasing entities. At December 31, 2004, the original cost to the lessor of the assets under such arrangements was $856.5 million. At December 31, 2004, our residual value guarantees associated with these leases, which represent the maximum exposure to loss, are $132.3 million.

     >> We had both an obligation and an option to purchase the VLCC Oscilla on expiry of a five-year time charter, which commenced in March 2000. Oscilla was owned and operated by an unrelated special purpose entity. Prior to the adoption of FIN 46R, this special purpose entity was not consolidated by Frontline. We determined that the entity that owns Oscilla is a variable interest entity and that Frontline was the primary beneficiary. At December 31, 2004 through January 2005, when we exercised our option to acquire the vessel, we were unable to obtain the accounting information necessary to be able to consolidate the entity that owns Oscilla. If we had exercised our option at December 31, 2004, the cost to us of the Oscilla would have been approximately $28.5 million and the maximum exposure to loss was $15.4 million. On January 17, 2005, we exercised our option to acquire the Oscilla and the vessel was delivered to us on April 4, 2005

With effect from December 2003, the International Maritime Organisation implemented new regulations that result in the accelerated phase-out of single hull vessels. As a result of this, we have re-evaluated the estimated useful life of our single hull vessels and determined this to be either 25 years or the vessel's anniversary date in 2015 whichever comes first. As a result, the estimated useful lives of fourteen of our wholly owned vessels and two vessels owned by associated companies were reduced in the fourth quarter of 2003. A change in accounting estimate was recognised to reflect this decision, resulting in an increase in depreciation expense and consequently decreasing net income by $1.3 million and basic and diluted earnings per share by $0.02, for 2003.

Discontinued Operations

In November 2004, we established Golden Ocean as a wholly owned subsidiary in Bermuda for the purpose of transferring, by way of contribution, certain dry bulk shipping interests. We will not have any significant continuing involvement in these dry bulk operations and as a result, the financial results from our dry bulk operations transferred to Golden Ocean have been reported under "discontinued operations" for 2004, 2003 and 2002. We have accounted for the spin off of Golden Ocean at fair value and have recorded a gain of $99.5 million in the year ended December 31, 2004.

In 2002, we disposed of a portion of our dry bulk operations which were accounted for as discontinued operations as we did not plan to have any significant continuing involvement in dry bulk operations.

Critical Accounting Policies and Estimates

The preparation of our financial statements in accordance with accounting principles generally accepted in the United States requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The following is a discussion of the accounting policies applied by us that are considered to involve a higher degree of judgement in their application. See Note 2 to our audited Consolidated Financial Statements included herein for details of all of our material accounting policies.

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

With effect from December 2003, the International Maritime Organisation implemented new regulations that resulted in the accelerated phase-out of single hull vessels. As a result of this, the Company re-evaluated the estimated useful life of its single hull vessels and determined this to be either 25 years or the vessel's anniversary date in 2015 whichever comes first. As a result, the estimated useful lives of fourteen of the Company's wholly owned vessels and two vessels owned by associated companies were reduced in the fourth quarter of 2003.

If the estimated economic useful life is incorrect, or circumstances change such that the estimated economic useful life has to be revised, an impairment loss could result in future periods. We will continue to monitor the situation and revise the estimated useful lives of our non-double hull vessels as appropriate when new regulations are implemented.

The vessels held and used by us are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In assessing the recoverability of the vessels' carrying amounts, we must make assumptions regarding estimated future cash flows. These assumptions include assumptions about the spot market rates for vessels, the operating costs of our vessels and the estimated economic useful life of our vessels. In making these assumptions we refer to historical trends and performance as well as any known future factors. Factors we consider important which could affect recoverability and trigger impairment include significant underperformance relative to expected operating results, new regulations that change the estimated useful economic lives of our vessels and significant negative industry or economic trends.

Variable Interest Entities

A variable interest entity is a legal entity that lacks either (a) equity interest holders as a group that lack the characteristics of a controlling financial interest, including: decision making ability and an interest in the entity's residual risks and rewards or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support. FIN 46 requires a variable interest entity to be consolidated if any of its interest holders are entitled to a majority of the entity's residual return or are exposed to a majority of its expected losses.

In applying the provisions of Interpretation 46, we must make assumptions in respect of, but not limited to, the sufficiency of the equity investment in the underlying entity. These assumptions include assumptions about the future revenues, operating costs and estimated economic useful lives of assets of the underlying entity.

We initially applied the provisions of Interpretation 46 to all special purpose entities and other entities created after January 31, 2003 on December 31, 2003. We initially applied its provisions to entities that are not considered to be special purpose entities that were created before January 31, 2003 as of March 31, 2004. The impact on the results of operations and financial position of the Company is explained above in "Accounting Changes".

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

Factors Affecting Our Results

The principal factors that have affected our historical results of operations and financial position prior to our spin-off of Ship Finance include:

     o    the earnings of our vessels in the charter market;

     o    vessel expenses;

     o    administrative expenses;

     o    depreciation;

     o    interest expense; and

     o    foreign exchange.

We have derived our earnings from bareboat charters, time charters, voyage charters, pool arrangements and contracts of affreightment.

As at December 31, 2004, 2003 and 2002, 50, 48 and 61 respectively, of our vessels operated in the voyage charter market. The tanker industry has historically been highly cyclical, experiencing volatility in profitability, vessel values and freight rates. In particular, freight and charter rates are strongly influenced by the supply of tanker vessels and the demand for oil transportation services.

Our dry bulk carrier is fixed on a medium to long-term bareboat charter. This arrangement provides sufficient cash flows to cover the debt service on the vessel.

Operating costs are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, drydockings, lubricating oils and insurance.

Administrative expenses are composed of general corporate overhead expenses, including personnel costs, property costs, legal and professional fees and other general administrative expenses. Personnel costs include, among other things, salaries, pension costs, fringe benefits, travel costs and health insurance. In 2002, administrative expenses also included administrative costs associated with Frontline's participation in Tankers International LLC, or Tankers, a pooling arrangement for the commercial operation of the VLCCs of Frontline and five other VLCC operators, entered into in December of 1999. Frontline withdrew from the pool in July of 2002 and these costs ceased in the second half of 2002.

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

Principal factors that affect our results of operations and financial position after our spin-off of Ship Finance include:

     o    the earnings of our vessels;

     o the earnings and expenses related to any additional vessels that we acquire;

     o    charter payments we make to Ship Finance;

     o    profit sharing payments we make to Ship Finance;

     o vessel operating costs of vessels, including those for the vessels we manage for Ship Finance;

     o    administrative expenses

     o    interest costs and;

     o    depreciation

Initially after our spin-off of Ship Finance, a large portion of our revenues are derived from our operation of the vessels that we charter from Ship
Finance under long term charters, described above under "Spin-Off of Ship Finance International Limited." In addition, beginning with the final 11-month period in 2004 and for each calendar year thereafter, we will pay Ship Finance profit sharing payment if our earnings from use of vessels we charter from Ship Finance exceed certain amounts.

Our expenses after our spin-off of Ship Finance consist primarily of vessel operating costs and administrative expenses. With respect to vessel operating costs, our subsidiary Frontline Management has entered into fixed cost management agreements with Ship Finance under which Frontline Management is responsible for all technical management of the vessels we charter from Ship Finance, including crewing, maintenance, repair, capital expenditures, drydocking, vessel taxes and other vessel operating and voyage expenses. Frontline Management receives a fixed fee of $6,500 per day per vessel for all of the above services.

Frontline Management has entered into an administrative services agreement with Ship Finance under which Frontline Management provides Ship Finance with administrative support services such as the maintenance of corporate books and records, the preparation of tax returns and financial statements, assistance with corporate and regulatory compliance matters not related to Ship Finance's vessels, payroll services, legal services, and other non-vessel related administrative services. Ship Finance pays Frontline Management a fixed fee of $20,000 per year per vessel for its services under the agreement, and reimburses Frontline Management for reasonable third party costs advanced on their behalf by Frontline, including directors fees and expenses, shareholder communications and public relations, registrars, audit, legal fees and listings costs.

As at December 31, 2004, 49% of our debt was floating rate debt. We may enter into interest rate swap arrangements if we believe it is advantageous to do so. As at December 31, 2004, certain of our subsidiaries had Yen denominated debt and charters denominated in Yen, which expose us to exchange rate risk. As at December 31, 2004 and 2003, we had Yen denominated debt in subsidiaries of
(Yen)1.3billion and (Yen)9.6 billion respectively.

As of December 31, 2004, Ship Finance had a $1.058 billion secured six-year credit facility with a syndicate of financial institutions. This credit facility provided Ship Finance with a portion of the capital required to complete the acquisition of their fleet of vessels from us and to refinance related secured indebtedness. They have entered into interest rate swaps to fix the interest on $500.0 million of the borrowings under this facility for a period of five years at an average rate of 3.4%.

Management is currently evaluating the accounting impact of the spinoff of our remaining shareholding in Ship Finance, including whether the financial results and position of Ship Finance will be deconsolidated from Frontline. The spin-off may be achieved through a straight sale, a corporate transaction or through a distribution to our shareholders. Management is considering the accounting treatment in view of the contractual arrangements that exist between us and Ship Finance and the potential variable interests that both we and related parties may hold in Ship Finance.

Inflation

Although inflation has had a moderate impact on our vessel operating expenses and corporate overheads management does not consider inflation to be a significant risk to direct costs in the current and foreseeable economic environment. In addition, in a shipping downturn, costs subject to inflation can usually be controlled because shipping companies typically monitor costs to preserve liquidity and encourage suppliers and service providers to lower rates and prices in the event of a downturn.

Results of Operations

Year ended December 31, 2004 compared with the year ended December 31, 2003

Total operating revenues and Voyage expenses and commission

(in thousands of $)                            2004          2003        Change

Voyage charter revenues                   1,554,519     1,089,583            43%
Time charter revenues                       108,246        40,759           166%
Bareboat charter revenues                   178,477        27,930           539%
Finance lease interest income                10,794            --           100%
Other income                                  3,630         3,111            17%
--------------------------------------------------------------------------------
Total Operating Revenues                  1,855,666     1,161,383            60%
--------------------------------------------------------------------------------

The increase in voyage charter revenues primarily reflects the strength in the freight market in 2004 as discussed above. Voyage charter revenues includes pool revenues. Certain pools are responsible for paying voyage expenses and distribute net pool revenues to the participants while other pools require the participants to pay and account for voyage expenses, and distribute gross pool revenues to the participants such that the participants' resulting net pool revenues are equal to net pool revenues calculated according to the agreed formula. An analysis of the Company's pool revenues included in voyage revenues is as follows:

(in thousands of $)                                           2004          2003

Pool earnings allocated on gross basis                      78,429        45,749
Pool earnings allocated on net basis                       117,179        65,799
--------------------------------------------------------------------------------
Total pool earnings                                        195,608       111,548
--------------------------------------------------------------------------------

The increase in time charter revenues mainly reflects the change in employment of our eight Suezmax OBOs from the spot market to employment on time charters in the third and fourth quarters of 2003 along with the employment of an additional VLCC on time charter late in 2003.

In March and April of 2004, we placed four wholly owned VLCCs on bareboat charters which provide for a flat rate bareboat rate along with a profit share based on market rates. Total bareboat earnings for these vessels reported in 2004 were $96.1 million. The consolidation of ITC effective December 31, 2003 has resulted in an increase in bareboat revenues of $56.2 million as a result of the inclusion of six vessels which are on bareboat charters.

ITC also has four Suezmax tankers that are on long-term bareboat charters which are accounted for as direct finance leases and as such, finance lease interest income of $10.7 million is reported in 2004.

Our vessels are operated under time charters, bareboat charters, voyage charters, pool arrangements and COAs. Under a time charter, the charterer pays substantially all of the vessel voyage costs. Under a bareboat charter the charterer pays substantially all of the vessel voyage and operating costs. Under a voyage charter, the vessel owner pays such costs. Vessel voyage costs are primarily fuel and port charges. Accordingly, charter income from a voyage charter would be greater than that from an equally profitable time charter to take account of the owner's payment of vessel voyage costs. In order to compare vessels trading under different types of charters, it is standard industry practice to measure the revenue performance of a vessel in terms of average daily time charter equivalent earnings, or TCEs. For voyage charters, this is calculated by dividing net voyage revenues by the number of days on charter. Days spent off-hire are excluded from this calculation. For comparability, TCEs for bareboat charters include an allowance for estimated operating costs that would be paid by us under an equivalently profitable time charter. In 2004 we include an allowance of $6,500 per day for estimated operating costs (2003 - $6,300 per day).

A summary of average time charter equivalent earnings per day for our fleet is as follows:

(in $ per day)              2004        2003        2002        2001        2000

VLCC                      78,000      42,300      22,500      40,800      46,300
Suezmax                   57,900      33,900      18,400      30,700      35,500
Suezmax OBO               27,900      31,900      17,700      28,900      33,300

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

                                       2004          2003          2002          2001          2000
Voyage revenues                   1,554,519     1,089,583       489,286       639,807       656,917
Voyage expenses and commission     (361,609)     (323,378)     (134,930)      (88,283)      (97,316)
                                 ----------    ----------    ----------    ----------    ----------
Net voyage revenues               1,192,910       766,205       354,356       551,524       559,601
                                 ==========    ==========    ==========    ==========    ==========

Ship operating expenses

(in thousands of $)                       2004            2003           Change

Suezmax OBO                             15,350          15,962              - 4%
Suezmax                                 43,523          41,242                6%
VLCC                                    71,522          58,129               23%
--------------------------------------------------------------------------------
                                       130,395         115,333               13%
--------------------------------------------------------------------------------

The addition of an additional five Suezmax vessels in the third and fourth quarter of 2004 has resulted in additional Suezmax operating expenses of $5.8 million. This increase is largely off-set by a decrease in operating expenses as a result of the sale of four Suezmax vessels in the first and second quarters of 2003.

VLCC operating costs have increased by $13.4 million in 2004 primarily due to changes in our fleet and the cost of routine drydockings. The acquisition of three VLCCs which were previously accounted for under the equity method and the consolidation of Golden Fountain has resulted in additional costs of $7.9 million in 2004. The change in employment of two VLCCs from bareboat charters to the spot market in the third quarter of 2004 has resulted in increased operating costs of $2.6 million. Vessels drydocked in the year resulted in an increase of approximately $4.6 million while general repairs and purchases of spares resulted in an increase of approximately $2.4 million. Off-setting these increases is a reduction in costs of $2.9 million as a result of placing two VLCCs on bareboat charters in April 2004.

Charterhire expenses

(in thousands of $)                             2004           2003       Change

Charterhire expenses                          39,302         80,539         -51%
--------------------------------------------------------------------------------

Number of vessels chartered in and accounted for as         2004            2003
operating leases:

     VLCC                                                      3               7
     Suezmax                                                   1               1
--------------------------------------------------------------------------------
                                                               4               8
--------------------------------------------------------------------------------

Charterhire expenses have decreased by $41.2 million in the year primarily as a result of a decrease in the number of vessels that are chartered in and accounted for as operating leases. During the third and fourth quarters of 2004, the Company chartered in an additional Suezmax on a short term charter which increased charterhire expense by $6.1 million. The expiration of charters relating to four VLCCs in the fourth quarter of 2003 and the first quarter of 2004 has resulted in a reduction of charterhire expense of $45.4 million.

Administrative expenses

(in thousands of $)                            2004          2003         Change
Administrative expenses                      25,754        20,999            23%

The increase in administrative expenses in 2004 is mainly attributable to audit fees, legal fees, staff costs and professional fees. Audit and legal fees have increased by $2.5 million from 2003 primarily as a result of increased work related to the spin-off of Ship Finance and Golden Ocean during the year. The restructuring of the group with regard to Ship Finance and Golden Ocean has also resulted in an increase in listing, registrar and other professional fees of $0.6 million in 2004. Staff costs also increased in 2004 by $1.1 million. In 2004 and 2003, administrative expenses include charges related to employee stock options of $5.5 million and $5.6 million, respectively. The employee stock option plans terminated in June 2004.

Depreciation

(in thousands of $)                        2004            2003           Change
Depreciation                            181,274         144,470              25%

The increase in depreciation charge of $36.8 million is primarily as a result of the addition of eight vessels into the fleet and the consolidation of ITC and Golden Fountain.

ITC and Golden Fountain combined reported approximately $22.8 million in depreciation in 2004. The acquisition of an additional five Suezmaxes in the third and fourth quarter of 2004 along with the acquisition of three VLCCs in the first quarter of 2004 which were previously jointly owned has increased depreciation by $9.4 million. The effect of revising the estimated useful lives of our single hull vessels in the fourth quarter of 2003 has resulted in an increase in depreciation of $3.2 million. On June 30, 2003, we purchased the remaining 50% of a vessel which was previously jointly owned. This has increased our depreciation charge by approximately $1.4 million in 2004.

Interest income

(in thousands of $)                          2004           2003          Change
Interest income                            31,595          9,185            244%

Interest income has increased by $22.4 million primarily as a result of the consolidation of ITC offset by a restructuring of our investment in associated companies.

ITC generated $23.4 million in interest income in 2004: the group maintains large average cash restricted cash deposits which are restricted for the lease payments on four VLCCs. Interest income from associated companies has decreased by $5.2 million as a result of a restructuring of our investment as discussed in
Note 14 of the financial statements included herein. Off-setting this decrease is an increase in bank interest income which reflects both an increase in interest rates and an increase in average cash balances held.

Interest expense

(in thousands of $)                        2004            2003           Change
Interest expense                        205,641          74,376             176%

The increase in interest expense of $131.1 million is primarily attributable to the consolidation of ITC with effect from December 31, 2003 and the inclusion of a full year's interest on Senior Notes issued by Ship Finance in December 2003.

Interest expense incurred by ITC is approximately $65.8 million and interest of Ship Finance Senior Notes has increased by $45.1 million. Swap interest expense has increased by $10.1 million in 2004 as a result of us having entered into eleven new interest rate swap agreements in the first quarter of 2004. Capital lease interest has increased by $6.6 million in 2004 as a result of a full year's capital lease interest on leases entered into part way through 2003. In February 2004, Ship Finance entered into a senior secured credit facility with a syndicate of banks as discussed below. In connection with this refinancing we wrote off of previously recorded deferred charges resulting in an increase in interest expense of $7.3 million.

Share of results of associated companies

(in thousands of $)                                     2004       2003   Change
Share of results of associated companies              10,553     33,533     -69%

Our share of results of associated companies has decreased primarily due to the termination of six joint ventures with OSG and the consolidation of another joint venture under FIN 46 effective December 31, 2003. As of December 31, 2004, we account for two investees under the equity method as discussed in Note 14 of the financial statements included herein.

Foreign currency exchange gains and losses

(in thousands of $)                                   2004        2003    Change
Foreign currency exchange losses                     5,377      11,963      -55%

Our foreign currency exchange losses are principally due to Yen debt in subsidiaries and certain forward currency exchange contracts which are also denominated in Yen. As at December 31, 2004, we had total Yen debt of Yen 1.3 billion (equivalent of $13.1 million) compared with (Yen) 16.8 billion (equivalent of $156.9 million) as at December 31, 2003. The Yen strengthened against the US Dollar from 107.1 at December 31, 2003 to 103.1 at December 31, 2004.

At December 31, 2004, we were party to five Yen denominated forward currency exchange contracts with a notional principal of (Yen)14.6 billion. In 2004, we incurred losses of $5.3 million in relation to forward currency exchange contracts.

Other financial items, net

(in thousands of $)                                       2004     2003   Change

Mark to market adjustments for financial derivatives     9,000   28,180     -68%
Gains and losses from freight forward agreements       (14,844) (32,964)     55%
Other                                                    9,410    5,084      85%
--------------------------------------------------------------------------------
                                                         3,566      300    1088%
--------------------------------------------------------------------------------

The decrease in mark to market adjustments for financial derivatives of $19.2 million in 2004 is primarily a result of a gain recorded in 2003. In September 2001, we established a facility for a Stock Indexed Total Return Swap Programme or Equity Swap Line with the Bank of Nova Scotia, or BNS, whereby the latter acquired shares in Frontline, and we carried the risk of fluctuations in the share price. We terminated this Equity Swap Line on June 17, 2003 resulting in 3,070,000 shares being repurchased at an average cost of $8.98 per share at a time when the market share price was $16.31 As a result we recorded income of $22.0 million in 2003. In addition, in 2003, we recorded income of $6.1 million relating to the market value adjustment on our interest rate swaps. In 2004 we recorded income of $9.0 million relating to the market value adjustment on our interest rate swaps.

We incurred losses on freight future contracts amounting to $14.8 million in 2004 ($33.0 million in 2003). This decrease substantially relates to speculative freight forward agreements based on the Baltic Capesize Index which increased substantially in 2004 as a result of the freight market.

Other financial items in 2004 include a realised gain on the sale of marketable securities of $7.1 million - an increase of $6.6 million in the year. This increase is partially off-set by a decrease of $3.4 million in dividends received as a result of the Bank of Nova Scotia Equity Swap Line.

Minority interest

Minority interest represents minority investors' interests in the net income of our subsidiary Ship Finance and the 50% of Golden Fountain Corporation owned by our joint venture partner. As at December 31, 2004, minority investors owned 49.25% of the shares of Ship Finance. Since December 31, 2004, we have distributed an additional 34.95% of Ship Finance.

Discontinued operations

As discussed in Item 4A above, the financial results of certain dry bulk interests transferred to Golden Ocean have been reported under discontinued operations for 2004, 2003 and 2002. Of the $116.9 million reported as discontinued operations in 2004, $99.5 million relates to a gain on disposal due to accounting for the non pro-rata distribution of Golden Ocean shares at fair value. This gain comprises of $84.6 million from the distribution of shares and $14.9 million from the sale of shares on behalf of our US shareholders who were excluded from the distribution. The fair value of the spin off was determined by reference to the average quoted share price of NOK 3.71 (US$ 0.60) which represents the average share price of Golden Ocean on the Oslo stock exchange in the first five days of trading.

The $84.6 million gain on the distribution of shares and cash has been calculated as the difference between the fair value of the shares distributed of $102.3 million and their book value of $17.7 million. The $14.9 million gain on the sale of shares is calculated as the difference between the sale proceeds of $18.0 million and the book value of the shares of $3.1 million.

As at December 31, 2004, the Company held 23,918,832 Golden Ocean shares representing 10.6% of the shares outstanding which have been classified as marketable securities. These shares were subsequently sold in February 2005.

Year ended December 31, 2003 compared with the year ended December 31, 2002

Total operating revenues and Voyage expenses and commission

(in thousands of $)                          2003           2002          Change

Voyage charter revenues                 1,089,583        489,286            123%
Time charter revenues                      40,759         21,590             89%
Bareboat charter revenues                  27,930         31,924            -13%
Other income                                3,111          2,639             18%
--------------------------------------------------------------------------------
Total operating revenues                1,161,383        545,439            113%
--------------------------------------------------------------------------------

Voyage charter revenues, which represented 94% of out total operating revenues in 2003, increased in 2003 primarily as a result of a strengthening of the tanker market as freight rates were significantly higher compared to 2002 mainly due to limited fleet growth and strong growth in the demand for oil.

Voyage charter revenues includes pool revenues. Certain pools are responsible for paying voyage expenses and distribute net pool revenues to the participants while other pools require the participants to pay and account for voyage expenses, and distribute gross pool revenues to the participants such that the participants' resulting net pool revenues are equal to net pool revenues calculated according to the agreed formula. An analysis of our pool revenues included in voyage revenues is as follows:

(in thousands of $)                                           2003          2002

Pool earnings allocated on gross basis                      45,749        27,914
Pool earnings allocated on net basis                        65,799       120,188
--------------------------------------------------------------------------------
Total pool earnings                                        111,548       148,102
--------------------------------------------------------------------------------

Time charter revenues increased by $19.1 million primarily as a result of the employment of our fleet of OBOs on time charters in the third and fourth quarters of 2003.

Ship operating expenses

(in thousands of $)                                 2003         2002     Change

Suezmax OBO                                       15,962       16,677        -4%
Suezmax                                           41,242       42,902        -4%
VLCC                                              58,129       46,676        25%
--------------------------------------------------------------------------------
                                                 115,333      106,255         9%
--------------------------------------------------------------------------------

The increase in operating costs in 2003 is primarily due to the increase in the size of the fleet due to the addition of five VLCCs in 2002 which has resulted in an increase in operating costs of $5.0 million. The purchase on June 30, 2003 of the remaining 50% of a VLCC that was previously jointly owned has resulted in an additional $1.9 million in operating costs in the year.

Charterhire expenses

(in thousands of $)                          2003           2002          Change
Charterhire expenses                       80,539         60,198             34%
--------------------------------------------------------------------------------

Number of vessels chartered in and accounted for as         2003            2002
operating leases:
     VLCC                                                      7               7
     Suezmax                                                   1               1
--------------------------------------------------------------------------------
                                                               8               8
--------------------------------------------------------------------------------

Charterhire expenses increased by $20.3 million primarily due to the inclusion a full year's expense in 2003 for four vessels on charters that commenced in July 2002 and were terminated in December 2003 and January 2004.

Administrative expenses

(in thousands of $)                            2003          2002         Change
Administrative expenses                      20,999        15,443            36%

Administrative expenses increased by $5.6 million primarily as a result of the Company recording a non-cash charge of $5.5 million in connection with employee stock options compared with $0.5 million in 2002.

Depreciation

(in thousands of $)                        2003            2002           Change
Depreciation                            144,470         134,454               7%

Depreciation increased by $10.0 million in 2003 as a result of fleet changes in the year. The acquisition of five VLCCs during 2002 has increased depreciation by $8.4 million in 2003 due to the inclusion of a full year's depreciation. In the fourth quarter of 2003, we revised the estimated useful lives of our single hull vessels which resulted in an increase in depreciation of $1.3 million in 2003. The purchase on June 30, 2003 of the remaining 50% of a VLCC that was previously jointly owned has resulted in an additional $1.5 million in depreciation being reported in 2003.

Interest income

(in thousands of $)                           2003            2002        Change
Interest income                              9,185          13,042          -30%

The decrease in interest income in 2003 is primarily as a result of a decrease in interest income from loans to associated companies due to a reduction in the principal loaned.

Interest expense

(in thousands of $)                          2003           2002          Change
Interest expense                           74,376         70,575              5%

The increase in interest expense of $3.8 million in 2003 is primarily due to an increase in capital lease interest expense as a result of the sale and leaseback of four vessels in the year. In addition, interest costs of $2.1 million were incurred due to the issuance in December 2003 of $580 million 8.5% Senior Notes by Ship Finance.

Share of results of associated companies

(in thousands of $)                                 2003       2002       Change
Share of results of associated companies          33,533    (10,711)        413%

Our share in results of associated companies increased due to a combination of the strength of tanker earnings in 2003 compared with 2002 and foreign currency exchange losses recognised in 2002 by associated companies with Yen denominated long-term debt. In 2003, we recorded an impairment charge of $5.2 million related to the other-than-temporary decline in value of our investments in two joint ventures. This impairment charge was triggered by signing agreements on June 25, 2003 for the sale of our investments for proceeds which were less than the book value of those investments.

Foreign currency exchange gains and losses

(in thousands of $)                                    2003      2002     Change
Foreign currency exchange gains and losses           11,963     5,644       112%

Our foreign exchange losses increased in 2003 as a result of the strengthening of the Yen against the US Dollar from 118.54 at December 31, 2002 to 107.1 at December 31, 2003. At December 31, 2003, we had Yen debt of Yen 16.8 billion, compared with Yen 13.1 billion at December 31, 2002.

Other financial items, net

(in thousands of $)                                      2003    2002     Change

Mark to market adjustments for financial derivatives   28,180  (6,997)     503%
Gains and losses from freight forward agreements      (32,964)   (500)  (6,493)%
Other                                                   5,084  (1,117)     555%
--------------------------------------------------------------------------------
                                                          300  (8,614)     103%
--------------------------------------------------------------------------------

In 2003 we recorded income of $28.2 million on mark to market adjustment or financial derivatives primarily due to the termination of the BNS Equity Swap Line as discussed above. This compared to a charge of $4.0 million in 2002. In addition, in 2003, we recorded income of $6.1 million relating to the market value adjustment on our interest rate swaps compared to a charge of $3.0 million in 2002. We incurred losses on freight future contracts amounting to $33.0 million in 2003 ($0.5 million in 2002). This increase substantially relates to speculative freight forward agreements based on the Baltic Capesize Index.

Cumulative change in accounting principle

We adopted FIN 46 on December 31, 2003 and recorded the cumulative effect of change in accounting principle of $33.8 million. Net income for 2003 before the cumulative effect of change in accounting principle was $443.1 million and basic earnings per share were $5.92 (diluted - $5.90).

Liquidity and Capital Resources

Liquidity

We operate in a capital intensive industry and have historically financed our purchase of tankers and other capital expenditures through a combination of cash generated from operations, equity capital and borrowings from commercial banks. Our ability to generate adequate cash flows on a short and medium term basis depends substantially on the trading performance of our vessels in the market. Market rates for charters of our vessels have been volatile historically. Periodic adjustments to the supply of and demand for oil tankers causes the industry to be cyclical in nature. We expect continued volatility in market rates for our vessels in the foreseeable future with a consequent effect on our short and medium term liquidity.

Our funding and treasury activities are conducted within corporate policies to maximise investment returns while maintaining appropriate liquidity for our requirements. Cash and cash equivalents are held primarily in U.S. dollars with some balances held in Japanese Yen, British Pound and Norwegian Kroner.

Our short-term liquidity requirements relate to servicing our debt, payment of operating costs, lease payments for our chartered in fleet, funding working capital requirements and maintaining cash reserves against fluctuations in operating cash flows. Sources of short-term liquidity include cash balances, restricted cash balances, short-term investments and receipts from our customers. Revenues from time charters and bareboat charters are generally received monthly or fortnightly in advance while revenues from voyage charters are received upon completion of the voyage.

At December 31, 2004 we estimated cash breakeven average daily TCE rates of $13,326 for our Suezmax tankers and $18,592 for our VLCCs. These are the daily rates our vessels must earn to cover payment of budgeted operating costs (including corporate overheads), estimated interest and scheduled loan principal repayments. These rates do not take into account loan bullet repayments at maturity, which we expect to refinance with new loans.

Our long-term liquidity requirements include funding the equity portion of investments in new or replacement vessels, repayment of long-term debt balances including our $530.3 million 8.5% Senior Notes due 2013 and funding any payments we may be required to make due to lessor put options on certain vessels we charter in. During 2004 we bought back and cancelled notes with a principal amount of $49.7 million. Sources of funding our long-term liquidity requirements include new loans or equity issues, vessel sales and sale and leaseback arrangements.

As of December 31, 2004, 2003 and 2002, we had cash and cash equivalents of $105.7million, $124.2 million and $92.1 million, respectively. As of December 31, 2004, 2003 and 2002, we had restricted cash balances of $592.6 million, $891.9 million and $8.2 million respectively. Our restricted cash balances contribute to our total short and medium term liquidity as they are used to fund payment of certain loans and lease payments which would otherwise be paid out of our cash balances. The large decrease in restricted cash balances as at December 31, 2004 is due to two factors. In 2003, a cash deposit of $565.5 million, representing net proceeds from our offering of $580.0 million 8.5% Senior Notes due 2013, was retained by the trustee of the Notes pending our satisfaction of certain covenants. We satisfied those covenants during the first quarter of 2004 and the cash deposit was released to us. To offset this release of restricted funds, there was a new restricted deposit of $250.0 million established in 2004. These amounts serve to support our obligations to make charterhire payments to Ship Finance, and are subject to adjustment based on the number of charters that we are a party to. We are entitled to use these funds only (1) to make charterhire payments (including profit sharing payments) to Ship Finance and (2) for reasonable working capital purposes to meet short term voyage expenses

During the year ended December 31, 2004 we paid total cash dividends of $1.0 billion. In the first quarter of 2005, we declared a cash dividend of $3.50 per share for total cash proceeds of $261.9 million.

We consolidated the assets and liabilities of ITC with effect from December 31, 2003 and acquired ITC in May 2004. At December 31, 2004 ITC's assets include $325.9 million (2003: $323.8 million) of restricted cash deposits which is held for the benefit of the holders of the Notes issued on behalf of ITC subsidiaries This restricted cash also includes deposits which can only be used to meet liabilities under the lease agreements.

Borrowing activities

In February 2004, Ship Finance entered into a senior secured credit facility with a syndicate of banks with a principal amount of $1,058.0 million and a six year term. The proceeds were used in part to fund the acquisition of our vessels and to refinance existing debt on all of its vessels. This facility bears interest at Libor plus 1.25% and is repayable between 2004 and 2010 with a final bullet of $499.7 million payable on maturity. In common with other secured loans, this facility contains a minimum value covenant which requires that the aggregate value of Ship Finance's vessels exceed 140% of the outstanding amount of the facility.

In June 2004 we drew $49.5 million under a short-term loan facility from a related party and used the proceeds to repay Yen denominated debt of Yen 5.5 billion (equivalent to $49.4 million). In August 2004 we drew a new secured long-term loan of $50.0 million and repaid the short-term facility.

In the second and third quarters of 2004 we bought back and cancelled 8.5% Senior Notes with a principal amount of $49.7 million.

In September 2004, we drew $65.0 million under a new five year secured loan facility. We used the proceeds to repay loans totalling $28.0 million and to part finance the acquisition in September and October of three 1989-1990 built Suezmax Tankers.

In October 2004, we drew $20.0 million under a new five year secured loan facility. We used the proceeds to finance the acquisition of a 1992 built Suezmax tanker.

In January 2005, we drew $20.0 million under a new five year secured loan facility. The proceeds were used to finance the acquisition of a 1988 built Suezmax tanker.

In February 2005, Ship Finance completed a refinancing of its senior secured credit facility. The new facility of $1,131.0 million bears interest at LIBOR plus a margin of 0.7%, is repayable over a term of six years and has similar security terms to the repaid facility.

Covenants contained in our secured loan agreements may restrict our ability to obtain new secured facilities in future. We were in compliance with all loan covenants at December 31, 2004.

Acquisitions and Disposals

Ship Finance

In 2004, we distributed 49.2% of the common shares of Ship Finance to Frontline common shareholders. In the first quarter of 2005, we distributed a further 35% of the our shares in Ship Finance and following these transactions our shareholding in Ship Finance is approximately 15.8% at June 22, 2005.

Golden Ocean

In the fourth quarter of 2004, we completed the non pro-rata spin off of its subsidiary Golden Ocean. In connection with the spin off, total cash of $32.1 million was paid to non qualifying U.S. shareholders who received a cash equivalent of $1.80 ($0.60 per Golden Ocean share) per Frontline share held. The spin off resulted in the recognition of a gain of $99.5 million. We retained 10.7% of the shares of Golden Ocean as at December 31, 2004. These shares were subsequently sold in February 2005 for proceeds of NOK 100.5 million, equivalent to approximately $16.5 million.

Vessel Acquisitions and Disposals

In the first quarter of 2004, we completed an agreement with our joint venture partner, Overseas Shipholding Group, Inc. (OSG), to exchange interests in six joint companies, which each own a VLCC. This agreement resulted us becoming the 100% owner of three VLCCs.

In July 2004, we secured two VLCC newbuildings for delivery in 2006 through the purchase of two resale contracts for a total price of $158.5 million. 10% of the contract price was paid in cash.

In 2004 we acquired five 1989 to 1992 built Suezmax tankers for a combined purchase price of $125.7 million.

In the fourth quarter of 2004 we sold the jointly owned single hull VLCC for net proceeds of $59.1 million. As a result of the sale, we recorded an accounting gain to Frontline of approximately $19.7 million and a release of cash of approximately $27 million representing the net of cash proceeds less debt repayments.

In 2005, to date we have sold a further three vessels to Ship Finance and chartered them back under long term charters to Frontline Shipping II. In January 2005, we acquired the VLCCs Front Century and Front Champion which were previously chartered in by us under operating leases for a total purchase price of $141.9 million pursuant to the exercise of purchase options. The vessels were immediately sold to Ship Finance for a total of $196.0 million, and chartered back on 199 and 204 month charters, respectively, following the structure in place for other vessels chartered from Ship Finance. In March 2005, we acquired the VLCC Golden Victory for $76.9 million pursuant to the exercise of its purchase option. The vessel was previously chartered in by us under an operating lease. The vessel owning company was immediately be sold to Ship Finance for $98.0 million, and chartered back on a 204 month charter, following the structure in place for other vessels chartered from Ship Finance.

On January 17, 2005 Ship Finance exercised its option to acquire the VLCC Oscilla and the vessel was delivered to Ship Finance on April 4, 2005. The purchase price paid to acquire the vessel was approximately $16.5 million which is equal to the outstanding mortgage debt under four loan agreements between lenders and the vessel's owning company. In addition, Ship Finance will make a payment of $14.6 million to us to reflect the fact that the original purchase price was set assuming delivery to Ship Finance on January 1, 2004 whereas delivery did not occur until April 4, 2005. On the same date the vessel commenced a fixed rate time charter to us following the structure in place for other vessels chartered from Ship Finance.

In January 2005, Ship Finance sold the Suezmax Front Fighter for $68.25 million and the vessel was delivered to its new owners in March 2005. The charter of the Front Fighter to Frontline Shipping Limited, which we refer to as Frontline Shipping, has been cancelled as a result of this sale.

In May 2005, Ship Finance sold the three Suezmaxes, Front Lillo, Front Emperor and Front Spirit, for a total consideration of $92.0 million. These vessels were delivered to their new owners in June 2005. In May 2005, Ship Finance also agreed to buy a further three vessels from us, namely Front Traveller, Front Transporter, and Front Target, for an aggregate amount of $92.0 million. The time charter and management arrangements between Ship Finance and us have been cancelled for the three sold vessels and will be replaced with new agreements on similar terms for the vessels acquired.

In May 2005 Ship Finance entered into an agreement with parties affiliated with Hemen to acquire two vessel owning companies, each owning one 2005 built containership for a total consideration of $98.6 million. The first vessel, the Sea Alpha, was delivered in May 2005, and the Sea Beta will be delivered from the ship yard in September 2005. The Sea Alpha is currently trading on a medium term time charter to an unrelated third party.

Ship Finance entered into an agreement in June 2005 with parties affiliated with Hemen to acquire two vessel owning companies, each owning one 2004 built VLCC, for a total consideration of $184 million.

Equity

In the first quarter of 2004, a Special General Meeting of our shareholders approved the compulsory repurchase of all registered shareholdings of 49 or less of the our ordinary shares. Consequently, on April 6, 2004, we compulsorily repurchased and cancelled 20,197 ordinary shares at the closing market price of the ordinary shares on April 5, 2004 which was $31.22 per ordinary share. Total cash used to repurchase these shares was $0.6 million.

In 2004, we issued a total of 900,000 ordinary shares in two private placements to institutional investors. In July 2004, we issued 600,000 ordinary shares at a purchase price of NOK 246 per share, which was the equivalent of $35.84 per share at the time of the sale. In October 2004, we issued 300,000 ordinary shares at a purchase price of NOK 352 per share, which was the equivalent of $55.33 per share at the time of sale. Total proceeds from these issues were $37.2 million.

In July 2004, Ship Finance issued 1,600,000 common shares to an institutional investor at $15.75 per share. Total proceeds from this issue were $25.2 million.

In November and December 2004, Ship Finance repurchased and cancelled a total of 625,000 shares at an average cost of $23.54 per share. Total cash used to repurchase these shares was $14.7 million. The effect of this repurchase was to increase our percentage shareholding by 0.53%.

During 2004, we issued 297,436 shares in connection with the exercise of employee share options for total cash proceeds of $1.8 million.

Derivative Activities

We use financial instruments to reduce the risk associated with fluctuations in interest rates. We have a portfolio of interest rate swaps that swap floating rate interest to fixed rate, which from a financial perspective hedge interest rate exposure. We do not hold or issue instruments for speculative or trading purposes. As at December 31, 2004 our interest rate swap arrangements effectively fix our interest rate exposure on $631.4 million of floating rate debt. These interest rate swap agreements expire between January 2006 and February 2009.

We enter into forward freight agreements for trading purposes in order to manage its exposure to the risk of movements in the spot market for certain trade routes and, to some extent, for speculative purposes. Market risk exists to the extent that spot market fluctuations may have a negative effect on our cash flows and consolidated statements of operations. See Item 11. "Quantitative and Qualitative Disclosures about Market Risk".

We enter into Yen denominated forward currency contracts for speculative purposes. Transaction risk exists to the extent that currency fluctuations will have an effect on the value of our cash flows.

Tabular disclosure of contractual obligations

At December 31 2004, we had the following contractual obligations and commitments:

                                                       Payment due by period

                                   Less than 1       1 - 3       3 - 5       After
                                          year       years       years     5 years       Total
                                   -----------------------------------------------------------
(In thousands of $)
8.5% Senior  notes                          --          --          --     530,270     530,270
Serial loans (7.6% to 7.6%)              7,740       2,530          --          --      10,270
Serial notes (6.47% to 6.855%)          22,800      36,000      15,900       1,200      75,900
Term notes (7.84% to 8.04%)                 --       1,340      13,365     351,495     366,200
8.52% term loans                         6,542      20,468      21,884      65,651     114,545
Other long-term debt                   114,531     228,173     206,826     495,031   1,044,560
Operating lease obligations             34,140      68,323      62,269      55,506     220,238
Capital lease obligations               80,360     162,915     240,545     656,420   1,140,240
                                   -----------------------------------------------------------

Total contractual cash obligations     266,113     519,749     560,789   2,155,573   3,502,221
                                   -----------------------------------------------------------

At December 31 2004, we leased twelve vessels that were sold by us at various times during the period from November 1998 to December 2003, and leased back on charters that range for periods of eight to twelve and a half years with lessors' options to extend the charters for periods that range up to five years. Four of these vessels are accounted for as operating leases and eight as capital leases. We have fixed price purchase options at certain specified dates and the lessors have options to put these twelve vessels to us at the end of each lease term.

Additionally, our newly acquired subsidiary ITC leases four VLCCs on 24 year charters which began on delivery of the vessels in 1999 and 2000. These leases are classified as capital leases.

Off balance sheet financing:

Charter hire payments to third parties for certain contracted-in vessels are accounted for as operating leases. We are also committed to make rental payments under operating leases for office premises. The future minimum rental payments under our non-cancellable operating leases are disclosed above in "Tabular disclosure of contractual obligations."

The total amount that we could be required to pay under put options with respect vessels leased under operating leases is $56.8 million.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Certain biographical information about each of our directors and executive officers is set forth below.

Name              Age  Position
----              ---  --------

John Fredriksen    61  Chairman, Chief Executive Officer, President and Director
Tor Olav Troim     42  Vice-President and Director
Kate Blankenship   40  Chief Accounting Officer, Company Secretary and Director
Tom E. Jebsen      47  Chief Financial Officer of Frontline Management
Oscar Spieler      44  Chief Executive Officer of Frontline Management

John Fredriksen has been the Chairman of the Board, Chief Executive Officer, President and a director of the Company since November 3, 1997. He was previously the Chairman and Chief Executive Officer of Old Frontline. Mr. Fredriksen has served for over nine years as a director of Seatankers Management Co. Ltd. ("Seatankers"), a ship operating company and an affiliate of the Company's principal shareholder. Mr. Fredriksen indirectly controls Hemen Holding Ltd, a Cyprus company who is our principal shareholder. Mr. Fredriksen is a director of and indirectly controls Golar LNG Limited, a Bermuda company listed on the Oslo Stock Exchange and the NASDAQ National Market and has been a director of Golden Ocean Group Limited, a Bermuda company, since November 2004.

Tor Olav Troim has been Vice-President and a director of the Company since November 3, 1997. He previously served as Deputy Chairman of Frontline from July 4, 1997, and was a director of Old Frontline from July 1, 1996. Until April, 2000 Mr. Troim was the Chief Executive Officer of Frontline Management AS, a company which supports the Company in the implementation of decisions made by the Board of Directors. Mr. Troim also serves as a consultant to Seatankers and since May 2000, has been a director and Vice-Chairman of Knightsbridge Tankers Ltd, a Bermuda company listed on the NASDAQ National Market. He is a director of Aktiv Inkasso ASA and Northern Oil ASA, both Norwegian Oslo Stock Exchange listed companies and Golden Ocean Group Limited, a Bermuda company listed on the Oslo Stock Exchange. Mr. Troim is President and Chief Executive Officer of Ship Finance International since October 15, 2003. Prior to his service with Frontline, from January 1992, Mr. Troim served as Managing Director and a member of the Board of Directors of DNO AS, a Norwegian oil company. Mr. Troim has served as a director of Golar LNG Limited since May 2001.

Kate Blankenship is Chief Accounting Officer and Secretary of the Company and has been a director since August, 2003. Mrs. Blankenship joined the Company in 1994. She is a member of the Institute of Chartered Accountants in England and Wales. Mrs. Blankenship has been Chief Financial Officer of Knightsbridge Tankers Ltd since April 2000 and Secretary of Knightsbridge since December 2000. Mrs. Blankenship is Director and Secretary of Ship Finance International Limited since October 15, 2003. Mrs. Blankenship has served as a director of Golar LNG Limited since July, 2003 and Golden Ocean Group Limited since November 2004.

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

B. COMPENSATION

During the year ended December 31, 2004, we paid to our directors and executive officers (five persons) aggregate cash compensation of $1,258,576 and an aggregate amount of $154,366 for pension and retirement benefits.

We did not grant any options to acquire Ordinary Shares of Frontline to the Directors and officers during 2004.

C. BOARD PRACTICES

In accordance with the Bye-laws of the Company the number of Directors shall be such number not less than two as the Company by Ordinary Resolution may from time to time determine and each Director shall hold office until the next annual general meeting following his election or until his successor is elected. The Company currently has three Directors. The Board does not have any committees.

We do not currently have any Board committees, nor are we required to under Bermuda law. In lieu of an audit committee comprised of independent directors, our Board of Directors is responsible for overseeing the quality and integrity of the Company's financial statements and its accounting, auditing and financial reporting practices, the Company's compliance with legal and regulatory requirements, the independent auditor's qualifications, independence and performance and the Company's internal audit function.

In lieu of a compensation committee comprised of independent directors, our Board of Directors is responsible for establishing the executive officers' compensation and benefits. In lieu of a nomination committee comprised of independent directors, our Board of Directors is responsible for identifying and recommending potential candidates to become board members and recommending directors for appointment to board committees.

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

D. EMPLOYEES

As of December 31, 2004, Frontline and its subsidiaries employed approximately 40 people in their respective offices in Bermuda and Oslo. We contract with independent ship managers to manage and operate our vessels.

E. SHARE OWNERSHIP

The beneficial interests of our Directors and officers in the Ordinary Shares of Frontline as of June 22, 2005, were as follows:

                                                                   Percentage of
                                            Ordinary Shares of   Ordinary Shares
Director or Officer                                 $2.50 each       Outstanding
-------------------                         ------------------   ---------------

John Fredriksen*                                    26,079,053       34.85%
Tor Olav Troim                                         194,994          **
Kate Blankenship                                         2,000          **
Tom E. Jebsen                                           39,557          **
Oscar Spieler                                           10,000          **

* Includes Ordinary Shares held by Hemen Holding Ltd. and other companies indirectly controlled by Mr. John Fredriksen.
**   Less than one per cent

As of June 22, 2005, none of our Directors and officers hold any options to acquire Frontline's Ordinary Shares and there are no authorised and unissued Ordinary Shares reserved for issue pursuant to subscription under options granted under share option plans. We maintained a Bermuda Employee Share Option Plan and a United Kingdom Employee Share Option Plan. These plans expired in 2004 and have not been replaced.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Frontline is indirectly controlled by another corporation (see below). The following table presents certain information regarding the current ownership of our Ordinary Shares with respect to (i) each person who we know to own more than five percent of our outstanding Ordinary Shares; and (ii) all directors and officers as a group as of June 22, 2005.

                                                              Ordinary Shares
Owner                                                          Amount    Percent

Hemen Holding Ltd. and associated companies (1)            26,079,053     34.85%
All Directors and Officers as a group (five persons) (2)   26,325,604     35.18%

(1) Hemen is a Cyprus holding company indirectly controlled by Mr. John Fredriksen, who is our Chairman and Chief Executive Officer.
(2) Includes Ordinary Shares held by Hemen and associated companies indirectly controlled by Mr. John Fredriksen.

At both June 2004 and June 2003, Hemen and associated companies held 47.45% and 47.74% of the Company's Ordinary Shares, respectively.

As at June 22, 2005, 8,078,817 of our Ordinary Shares were held by 190 holders of record in the United States.

Our major shareholders have the same voting rights as our other shareholders. No corporation or foreign government owns more than 50% of our outstanding Ordinary Shares. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of Frontline.

B. RELATED PARTY TRANSACTIONS

Management believes transactions with related parties are under terms similar to those that would be arranged with other parties.

In May 1998, we acquired ITC from a third party in an arms length transaction for a price of $9.5 million. Our investment in ITC was subsequently sold to Hemen for $9.5 million with effect from July 1, 1998. On July 1, 2003, we purchased a call option to acquire all of the shares of ITC from Hemen for a total consideration of $4.0 million plus 4% interest per year. Hemen is indirectly controlled by our Chairman and Chief Executive Officer, John Fredriksen. On May 27, 2004, we exercised this option. The total purchase price paid to Hemen for ITC was $14.1 million which comprised a payment of $10.0 million for the purchase option and a payment of $4.1 million to exercise the option. This purchase price represents the initial arms length price paid by the Company in May 1998 plus an interest component calculated from that date.

In June 2004, we drew down $49.5 million under a short-term loan facility from a related party and used the proceeds to repay Yen denominated debt of Yen 5.5 billion (equivalent to $49.4 million). This short-term loan facility was repaid in August 2004.

In June 2004, we participated in a bidding process to acquire from the Indonesian state oil enterprise's shipping division, PT Pertamina (Persero) two VLCCs that were under construction by Hyundai Heavy Industries Co. Ltd. We were successful in this process and nominated two single purpose companies, Windstar Marine Inc. ("Windstar") and Speed Shipping Corp. ("Speed"), to acquire the vessels for total consideration of $184 million. Windstar and Speed are controlled by Hemen. Hemen took delivery of these vessels in July and September 2004.

In November 2004, we formed Golden Ocean as a wholly owned subsidiary for the purpose of transferring, by way of contribution, certain of our dry bulk shipping interests. These assets were transferred to Golden Ocean on December 1, 2004 and a summary of the assets and liabilities contributed is as follows:-

--------------------------------------------------------------------------------
(in thousands of $)
--------------------------------------------------------------------------------
Vessels and equipment, net                                                48,918
Long-term debt                                                            48,950
Cash and other assets and liabilities, net                                22,418

As discussed in Item 4, 76.0% of the shares in Golden Ocean were spun-off on December 13, 2004 to Frontline's shareholders with a further 13.3% being sold to provide cash in lieu of shares for certain U.S. shareholders. In the period ended December 31, 2004, we provided certain administrative services under the terms of an administrative management contract with Golden Ocean.

In the year ended December 31, 2004, we provided services to Seatankers Ltd ("Seatankers"), Golar LNG Limited ("Golar") and Northern Offshore Ltd ("Northern Offshore"). The services provided include management support, corporate and administrative services. We also rented office space to Northern Oil ASA ("Northern Oil"). Seatankers, Golar, Northern Offshore and Northern Oil are each indirectly controlled by John Fredriksen. We recognise the fees paid by these companies as a reduction in total administrative expenses.

A summary of amounts earned from related parties in the year ended December 31, 2004 is as follows:

--------------------------------------------------------------------------------
(in thousands of $)                                                         2004
--------------------------------------------------------------------------------
Seatankers                                                                    49
Golar                                                                        495
Northern Offshore                                                             25
Northern Oil                                                                  92
Golden Ocean                                                                   8

A summary of balances with related parties as at December 31, 2004 is as follows:

--------------------------------------------------------------------------------
(in thousands of $)                                                        2004
--------------------------------------------------------------------------------
Seatankers                                                                  907
Golar                                                                      (186)
Northern Offshore                                                            46
Golden Ocean                                                             (1,854)

We also lease office premises in Oslo from a related party. Rental expense in the year ended December 31, 2004, was $0.7 million.

C. INTERESTS OF EXPERTS AND COUNSEL

Not Applicable

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18.

Legal Proceedings

We are a party, as plaintiff or defendant, to several lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the operation of its vessels, in the ordinary course of business or in connection with its acquisition activities. We believe that the resolution of such claims will not have a material adverse effect on the Company's operations or financial condition.

Dividend Policy

Prior to May 2003, we had not paid regular quarterly or annual dividends pursuant to a specific policy since 1997. In May 2003, we announced the adoption of a policy to provide a more predictable minimum dividend stream whereby we seek to have a minimum quarterly dividend of $0.25 per share, equivalent to $1.00 per share per annum. In February 2005, we increased the targeted minimum quarterly dividend to $0.625 per share, equivalent to $2.50 per share per annum. We have paid the following cash dividends in 2002, 2003 and 2004.

Payment Date                                       Amount per Share

2002
March 20, 2002                                           $0.20
June 12, 2002                                            $0.05

2003
March 24, 2003                                           $0.15
June 6, 2003                                             $1.00
July 7, 2003                                             $1.00
September 2, 2003                                        $1.10
December 12, 2003                                        $1.30

2004
March 29, 2004                                           $4.50
June 16, 2004                                            $5.00
September 13, 2004                                       $1.60
December 17, 2004                                        $2.50

On February 23, 2005 the Board declared a dividend of $3.50 per share to be paid on or about March 18, 2005. On May 31, 2005, the Board declared a dividend of $3.10 per share to be paid on or about June 24, 2005.

The timing and amount of dividends, if any, is at the discretion of our Board of Directors and will depend upon our results of operations, financial condition, cash requirements, restrictions in financing arrangements and other relevant factors.

B. SIGNIFICANT CHANGES

During 2004, we distributed approximately 48.3% of our shares in Ship Finance to our shareholders and at December 31, 2004 held 50.8% of Ship Finance. See Item
4. Information on the Company - Spin-Off of Ship Finance International Limited. In February and March 2005, we have spun off a further 35% of our shares in Ship Finance to our shareholders and at June 24, 2005 hold approximately 15.8% of Ship Finance.

ITEM 9. THE OFFER AND LISTING

Not applicable except for Item 9.A. 4. and Item 9.C.

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

                            NYSE                OSE                   NASDAQ
                       High      Low        High        Low       High       Low
Fiscal year ended
December 31
2004a                $62.33   $24.36   NOK367.81   NOK158.06        --        --
2003a                $27.69    $8.93   NOK185.00    NOK61.00        --        --
2002a                $13.05    $3.19   NOK108.50    NOK25.90        --        --
2001a                $15.45    $6.55   NOK215.50    NOK59.50    $24.50   $11.563
2000a                    --       --   NOK164.00    NOK37.00   $18.250    $3.938

The following table sets forth, for each full financial quarter for the two most recent fiscal years, the high and low prices of the Ordinary Shares on the NYSE and the OSE.

                                               NYSE                 OSE
                                           High      Low        High         Low
Fiscal year ended December 31, 2004
First quarter                            $35.89   $25.10   NOK249.50   NOK165.50
Second quarter                           $40.13   $24.36   NOK235.71   NOK158.06
Third quarter                            $47.47   $34.04   NOK307.14   NOK221.82
Fourth quarter                           $62.33   $42.61   NOK367.81   NOK267.00

                                               NYSE                 OSE
                                           High      Low        High         Low
Fiscal year ended December 31, 2003
First quarter                            $12.54    $8.93    NOK87.50    NOK61.00
Second quarter                           $16.85   $10.00   NOK117.00    NOK73.00
Third quarter                            $19.89   $13.40   NOK146.50    NOK95.50
Fourth quarter                           $27.69   $15.47   NOK185.00   NOK108.50

The following table sets forth, for the most recent six months, the high and low prices for the Ordinary Shares on the NYSE and OSE.

                                               NYSE                 OSE
                                           High      Low        High         Low
May 2005                                 $46.45   $40.52   NOK289.50   NOK263.00
April 2005                               $50.96   $42.51   NOK321.00   NOK272.00
March 2005                               $56.01   $43.75   NOK355.00   NOK270.00
February 2005                            $57.97   $44.75   NOK354.00   NOK288.50
January 2005                             $51.29   $40.65   NOK318.50   NOK254.00
December 2004                            $61.18   $43.56   NOK356.43   NOK267.00

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

The Amended and Restated Bye-Laws of the Company as adopted on April 5, 2004, have previously been filed as Exhibit 1.4 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31 2003, filed with the Securities and Exchange Commission on June 30, 2004, and are hereby incorporated by reference into this Annual Report.

The purposes and powers of the Company are set forth in Items 6(1) and 7(a) through (h) of our Memorandum of Association and in the Second Schedule of the Bermuda Companies Act of 1981 which is attached as an exhibit to our Memorandum of Association. These purposes include exploring, drilling, moving, transporting and refining petroleum and hydro-carbon products, including oil and oil products; the acquisition, ownership, chartering, selling, management and operation of ships and aircraft; the entering into of any guarantee, contract, indemnity or suretyship and to assure, support, secure, with or without the consideration or benefit, the performance of any obligations of any person or persons; and the borrowing and raising of money in any currency or currencies to secure or discharge any debt or obligation in any manner.

The Company's Bye-laws provide that its board of directors shall convene and the Company shall hold annual general meetings in accordance with the requirements of the Bermuda Companies Act of 1981 at such times and places (other than Norway) as the Board shall decide. The board of directors may call special meetings at its discretion or as required by the Bermuda Companies Act of 1981.

Bermuda law permits the Bye-laws of a Bermuda company to contain a provision eliminating personal liability of a director or officer to the company for any loss arising or liability attaching to him by virtue of any rule of law in respect of any negligence default, breach of duty or breach of trust of which the officer or person may be guilty. Bermuda law also grants companies the power generally to indemnify directors and officers of the company if any such person was or is a party or threatened to be made a party to a threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director and officer of the company or was serving in a similar capacity for another entity at the company's request.

Special rights attaching to any class of our shares may be altered or abrogated with the consent in writing of not less than 75% of the issued and shares of that class or with the sanction of a resolution passed at a separate general meeting of the holders of such shares voting in person or by proxy.

The Company's Bye-laws do not prohibit a director from being a party to, or otherwise having an interest in, any transaction or arrangement with the Company or in which the Company is otherwise interested. The Company's Bye-laws provide that a director who has an interest in any transaction or arrangement with the Company and who has complied with the provisions of the Companies Acts and with its Bye-Laws with regard to disclosure of such interest shall be taken into account in ascertaining whether a quorum is present, and will be entitled to vote in respect of any transaction or arrangement in which he is so interested. The Company's Bye-laws provide its board of directors the authority to exercise all of the powers of the Company to borrow money and to mortgage or charge all or any part of our property and assets as collateral security for any debt, liability or obligation. The Company's directors are not required to retire because of their age, and the directors are not required to be holders of the Company's ordinary shares. Directors serve for one year terms, and shall serve until re-elected or until their successors are appointed at the next annual general meeting.

The Company's Bye-laws provide that no director, alternate director, officer, person or member of a committee, if any, resident representative, or his heirs, executors or administrators, which we refer to collectively as an indemnitee, is liable for the acts, receipts, neglects, or defaults of any other such person or any person involved in our formation, or for any loss or expense incurred by us through the insufficiency or deficiency of title to any property acquired by us, or for the insufficiency of deficiency of any security in or upon which any of our monies shall be invested, or for any loss or damage arising from the bankruptcy, insolvency, or tortuous act of any person with whom any monies, securities, or effects shall be deposited, or for any loss occasioned by any error of judgment, omission, default, or oversight on his part, or for any other loss, damage or misfortune whatever which shall happen in relation to the execution of his duties, or supposed duties, to us or otherwise in relation thereto. Each indemnitee will be indemnified and held harmless out of our funds to the fullest extent permitted by Bermuda law against all liabilities, loss, damage or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him as such director, alternate director, officer, person or committee member or resident representative (or in his reasonable belief that he is acting as any of the above). In addition, each indemnitee shall be indemnified against all liabilities incurred in defending any proceedings, whether civil or criminal, in which judgment is given in such indemnitee's favor, or in which he is acquitted. The Company is authorized to purchase insurance to cover any liability it may incur under the indemnification provisions of its Bye-laws.

There are no pre-emptive, redemption, conversion or sinking fund rights attached to our ordinary shares. Holders of ordinary shares are entitled to one vote per share on all matters submitted to a vote of holders of ordinary shares. Unless a different majority is required by law or by our bye-laws, resolutions to be approved by holders of ordinary shares require approval by a simple majority of votes cast at a meeting at which a quorum is present.

In the event of our liquidation, dissolution or winding up, the holders of ordinary shares are entitled to share in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to any liquidation preference on any outstanding preference shares.

The Company's Bye-laws provide that its board of directors may, from time to time, declare and pay dividends out of contributed surplus. Each ordinary share is entitled to dividends if and when dividends are declared by the board of directors, subject to any preferred dividend right of the holders of any preference shares.

There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote our ordinary shares.

The Company's Bye-laws provide that any person, other than its registrar, who acquires or disposes of an interest in shares which triggers a notice requirement of the Oslo Stock Exchange must notify the Company's registrar immediately of such acquisition or disposal and the resulting interest of that person in shares.

The Company's Bye-laws laws require the Company to provide notice to the Oslo Stock Exchange if a person resident for tax purposes in Norway (or such other jurisdiction as the Board may nominate from time to time) is found to hold 50% or more of the Company's aggregate issued share capital, or holds shares with 50% or more of the outstanding voting power, other than the Company's registrar. The Company's Bye-laws also require it to comply with requirements that the Oslo Stock Exchange may impose from time to time relating to notification of the Oslo Stock Exchange in the event of specified changes in the ownership of the Company's ordinary shares.

The Company has in place a Shareholders Rights Plan that would have the effect of delaying, deferring, preventing a change in control of the Company. The Shareholders Rights Plan has been filed as part of the Form 8-A filed with the Securities and Exchange Commission on December 9, 1996, and is hereby incorporated by reference into this Annual Report.

C. MATERIAL CONTRACTS

Spin Off of Ship Finance International Limited

Fleet Purchase Agreement

In October 2003, we formed Ship Finance, as our wholly-owned subsidiary to acquire and operate some of our crude oil tankers. On December 11, 2003 we entered into a fleet purchase agreement with Ship Finance pursuant to which Ship Finance purchased from us a fleet of 46 crude oil tankers and an option to purchase one additional tanker from a third party. Ship Finance paid an aggregate purchase price of $950 million, excluding working capital and other intercompany balances retained by us, for the 46 vessels and purchase option that it acquired from us. Ship Finance also assumed senior secured indebtedness with respect to its fleet in the amount of approximately $1.158 billion. The purchase price for the 46 vessels and the option and the refinancing of the existing senior secured indebtedness on those vessels, which was completed in January of 2004, were financed through a combination of the net proceeds from Ship Finance's issuance of $580 million of 8.5% Senior Notes, due 2013, funds from a $1.058 billion senior secured credit facility and a deemed equity contribution from us to Ship Finance.

Ship Finance has chartered its fleet of 46 vessels under long term, fixed rate time charters to Frontline Shipping Limited, also a wholly-owned subsidiary of ours, which we refer to as Frontline Shipping. Ship Finance has entered into fixed rate management and administrative services agreements with Frontline Management (Bermuda) Ltd.,. Frontline Management Bermuda provides the technical management of Ship Finance's vessels and also provides administrative support services. The charters and the management agreements were each given economic effect as of January 1, 2004.

Charter Ancillary Agreement

We have entered into charter ancillary agreements with Ship Finance, its vessel owning subsidiaries that own the vessels and the Charterers which remain in effect until the last long term charter with Ship Finance terminates in accordance with its terms. We have guaranteed the Charterers' obligations under the charter ancillary agreements.

Charter Service Reserve. We made initial capital contributions to Frontline Shipping and Frontline Shipping II in the amount of $250 million and $21 million in cash respectively. These amounts serve to support our obligations to make charterhire payments to Ship Finance, and are subject to adjustment based on the number of charters that we are a party to. The Charterers are entitled to use the charter service reserve only (1) to make charter payments to Ship Finance and (2) for reasonable working capital to meet short term voyage expenses. The Charterers are required to provide Ship Finance with monthly certifications of the balances of and activity in the charter service reserve.

Material Covenants. Pursuant to the terms of the charter ancillary agreement, the Charterers have agreed not to pay dividends or other distributions to its shareholders or loan, repay or make any other payment in respect of their indebtedness or of any of their affiliates (other than Ship Finance or its wholly owned subsidiaries), unless (1) the Charterers are then in compliance with its obligations under the charter ancillary agreements, (2) after giving effect to the dividend or other distribution, (A) they remain in compliance with such obligations, (B) the balance of the charter service reserves equal at least $250 million in the case of Frontline Shipping and $21 million in the case of Frontline Shipping II (which threshold will be reduced by $5.3 million and $7.0 million upon the termination of each charter other than by reason of a default by Frontline Shipping or Frontline Shipping II respectively) which we refer to as the "Minimum Reserve", and (C) they certify to Ship Finance that they reasonably believe that the charter service reserves will be equal to or greater than the Minimum Reserve level for at least 30 days after the date of that dividend or distribution, taking into consideration their reasonably expected payment obligations during such 30-day period, (3) any charter payments deferred pursuant to the deferral provisions described below by Frontline Shipping have been fully paid to Ship Finance and (4) any profit sharing payments deferred by Frontline Shipping pursuant to the profit sharing payments provisions described below have been fully paid. In addition, the Charterers have agreed to certain other restrictive covenants, including restrictions on their ability to, without the consent of Ship Finance:

          o amend its organizational documents in a manner that would adversely affect Ship Finance;

          o    violate its organizational documents;

          o engage in businesses other than the operation and chartering of Ship Finance vessels;

          o    incur debt, other than in the ordinary course of business;

          o sell all or substantially all of its assets or the assets of any of its subsidiaries or enter into any merger, consolidation or business combination transaction;

          o enter into transactions with affiliates, other than on an arm's-length basis;

          o permit the incurrence of any liens on any of its assets, other than liens incurred in the ordinary course of business;

          o issue any capital stock to any person or entity other than Frontline; and

          o make any investments in, provide loans or advances to, or grant guarantees for the benefit of any person or entity other than in the ordinary course of business.

In addition, we have agreed that we will cause the Charterers at all times to remain our wholly owned subsidiaries.

Deferral of Charter Payments. For any period during which the cash and cash equivalents held by Frontline Shipping are less than $75 million, Frontline Shipping is entitled to defer from the payments payable to Ship Finance under each charter up to $4,600 per day for each of our vessels that is a VLCC and up to $3,400 per day for each of our vessels that is a Suezmax, in each case without interest. However, no such deferral with respect to a particular charter may be outstanding for more than one year at any given time. Frontline Shipping will be required to immediately use all revenues that it receives that are in excess of the daily charter rates payable to Ship Finance to pay any deferred amounts at such time as the cash and cash equivalents held by Frontline Shipping are greater than $75 million, unless Frontline Shipping reasonably believes that the cash and cash equivalents held by it will not exceed $75 million for at least 30 days after the date of the payment. In addition, Frontline Shipping will not be required to make any payment of deferred charter amounts until the payment would be at least $2 million.

Profit Sharing Payments. Under the terms of the charter ancillary agreement, beginning with the final 11-month period in 2004 and for each calendar year after that, the Charterers have agreed to pay Ship Finance a profit sharing payment equal to 20% of the charter revenues for the applicable period, calculated annually on a TCE basis, realized by them for the Ship Finance fleet in excess of the daily base charterhire. After 2010, all of Ship Finance's non-double hull vessels will be excluded from the annual profit sharing payment calculation. For purposes of calculating bareboat revenues on a TCE basis, expenses are assumed to equal $6,500 per day. Each Charterer has agreed to use its commercial best efforts to charter the Ship Finance vessels on market terms and not to give preferential treatment to the marketing of any other vessels owned or managed by us or our affiliates.

Frontline Shipping is entitled to defer, without interest, any profit sharing payment to the extent that, after giving effect to the payment, the charter service reserve would be less than the Minimum Reserve. Frontline Shipping is required to immediately use all revenues that it receives that are in excess of the daily charter rates payable to Ship Finance to pay any deferred profit sharing amounts at such time as the charter service reserve exceeds the minimum reserve, unless Frontline Shipping reasonably believes that the charter service reserve will not exceed the minimum reserve level for at least 30 days after the date of the payment. In addition, Frontline Shipping will not be required to make any payment of deferred profit sharing amounts until the payment would be at least $2 million.

Collateral Arrangements. The charter ancillary agreement provides that the obligations of the Charterers to Ship Finance under the charters and the charter ancillary agreement are secured by a lien over all of the assets of the Charterers and a pledge of the equity interests in the Charterers.

Default. An event of default shall be deemed to occur under the charter ancillary agreement if:

          o the relevant Charterer materially breaches any of its obligations under any of the charters, including the failure to make charterhire payments when due, subject to Frontline Shipping's deferral rights explained above

          o the relevant Charterer or Frontline materially breaches any of its obligations under the charter ancillary agreement or the Frontline performance guarantee,

          o Frontline Management materially breaches any of its obligations under any of the management agreements or

          o the relevant Charterer fails at any time to hold at least $55 million in cash and cash equivalents.

The occurrence of any event of default under the charter ancillary agreements that continues for 30 days after notice, Ship Finance may elect to:

          o    terminate any or all of the charters with the relevant Charterer,

          o foreclose on any or all of our security interests described above with respect to the relevant Charterer and/or

          o    pursue any other available rights or remedies.

Vessel Management Agreements

Ship Finance's vessel owning subsidiaries entered into fixed rate management agreements with Frontline Management. Under the management agreements, Frontline Management is responsible for all technical management of the vessels, including crewing, maintenance, repair, certain capital expenditures, drydocking, vessel taxes and other vessel operating expenses. In addition, if a structural change or new equipment is required due to changes in classification society or regulatory requirements, Frontline Management will be responsible for making them, unless the Charterer does so under the charters.

Frontline Management is also obligated under the management agreements to maintain insurance for each of Ship Finance's vessels, including marine hull and machinery insurance, protection and indemnity insurance (including pollution risks and crew insurances) and war risk insurance. Frontline Management will also reimburse Ship Finance for all lost charter revenue caused by our vessels being off hire for more than five days per year on a fleet-wide basis or failing to achieve the performance standards set forth in the charters. Under the management agreements, Ship Finance pays Frontline Management a fixed fee of $6,500 per day per vessel for all of the above services, for as long as the relevant charter is in place. If Frontline Shipping exercises its right under a charter to bareboat charter the related vessel to a third party, the related management agreement provides that Ship Finance's obligation to pay the $6,500 fixed fee to Frontline Management will be suspended for so long as the vessel is bareboat chartered. Both Ship Finance and Frontline Management have the right to terminate any of the management agreements if the relevant charter has been terminated.

Administrative Services Agreement

Ship Finance and its vessel owning subsidiaries have entered into an administrative services agreement with Frontline Management under which Frontline Management provides administrative support services such as the maintenance of our corporate books and records, payroll services, the preparation of tax returns and financial statements, assistance with corporate and regulatory compliance matters not related to our vessels, legal and accounting services, assistance in complying with United States and other relevant securities laws, obtaining non-vessel related insurance, if any, cash management and bookkeeping services, development and monitoring of internal audit controls, disclosure controls and information technology, furnishing any reports or financial information that might be requested by us and other non-vessel related administrative services. Under this agreement Frontline Management also provides Ship Finance with office space in Bermuda. Ship Finance and its vessel owning subsidiaries pay Frontline Management a fixed fee of $20,000 each per year for its services under the agreement, and reimburse Frontline Management for reasonable third party costs, including directors fees and expenses, shareholder communications and public relations, registrars, audit, legal fees and listing costs, if Frontline Management advances them on their behalf. Before any public equity offering by Ship Finance, neither party may terminate this agreement for a period of two years without cause, but after two years or after public equity offering either party may terminate the agreement on 180 days' notice.

Spin Off of Golden Ocean Group Limited

Contribution Agreement

Golden Ocean was incorporated as our wholly owned subsidiary on November 8, 2004. On November 29, 2004, we entered into a Contribution Agreement with Golden Ocean pursuant to which we agreed to contribute assets and cash with a net book value of $22,450,000 to Golden Ocean on December 1, 2004. The assets contributed consisted of:

(i) All of the shares in Golden Hilton Corporation, owner of the Capesize bulk carrier Channel Navigator.

(ii) All of the shares in Golden President Corporation, owner of the Capesize bulk carrier Channel Alliance.

(iii) All of the shares in Front Carriers Inc., charterer of the Capesize bulk carrier Irfon.

(iv) Cash equal to the difference between $22,450,000 and the accounted value in our books of the assets referred to in (i) to (iii) as of November 30, 2004 with some minor items being excluded.

On December 13, 2004, we distributed 76.0% of the shares of Golden Ocean to our shareholders in a three for one stock dividend. Certain of our U.S. shareholders were excluded from the distribution and received a cash payment in lieu of 13.3% of the shares equal to $0.60 per Golden Ocean share, which represents the average price per share of the Golden Ocean shares during their first five days of trading on the Oslo Stock Exchange.

Agency Agreement

We have entered into an agency agreement with Golden Ocean pursuant to which Golden Ocean will provide various management services to us relevant to the operation of our OBO carrier fleet from time to time. The arrangement commenced on January 1, 2005.

Golden Ocean shall receive a fixed fee of $1,000 per month per vessel in relation to the eight OBO carriers which at present is part of the agreement and any subsequent OBO carriers which becomes part of our OBO carrier fleet, until the month in which such OBO is first fixed on a dry charter by Golden Ocean. With effect from such month, Golden Ocean shall, for such OBO carrier, receive a fixing commission of 0.625% of the gross freight earned by such OBO carrier under such and all subsequent dry charters as long as the agreement is in effect. The fixed fee terminates when the fixing commission enters into effect. The fees and the commission are subject to annual review and may, on this basis, be adjusted upwards only. Each party may terminate the agreement with six months' prior notice.

D. EXCHANGE CONTROLS

The Company is classified by the Bermuda Monetary Authority as a non-resident of Bermuda for exchange control purposes.

The transfer of Ordinary Shares between persons regarded as resident outside Bermuda for exchange control purposes may be effected without specific consent under the Exchange Control Act of 1972 and regulations there under and the issuance of Ordinary Shares to persons regarded as resident outside Bermuda for exchange control purposes may be effected without specific consent under the Exchange Control Act of 1972 and regulations there under. Issues and transfers of Ordinary Shares involving any person regarded as resident in Bermuda for exchange control purposes require specific prior approval under the Exchange Control Act of 1972.

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

United States Taxation

The following discussion is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed U.S. Treasury Department regulations, administrative rulings, pronouncements and judicial decisions, all as of the date of this Annual Report. Unless otherwise noted, references to the "Company" include the Company's subsidiaries. This discussion assumes that we do not have an office or other fixed place of business in the United States.

Taxation of the Company's Shipping Income: In General

The Company anticipates that it will derive substantially all of its gross income from the use and operation of vessels in international commerce and that this income will principally consist of freights from the transportation of cargoes, hire or lease from time or voyage charters and the performance of services directly related thereto, which the Company refers to as "shipping income."

Shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States will be considered to be 50% derived from sources within the United States. Shipping income attributable to transportation that both begins and ends in the United States will be considered to be 100% derived from sources within the United States. The Company does not engage in transportation that gives rise to 100% U.S. source income.

Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to U.S. federal income tax.

Based upon the Company's anticipated shipping operations, the Company's vessels will operate in various parts of the world, including transportation to or from U.S. ports. Unless exempt from U.S. taxation under Section 883 of the Code, the Company will be subject to U.S. federal income taxation, in the manner discussed below, to the extent its shipping income is considered derived from sources within the United States.

Application of Code Section 883

Under the relevant provisions of Section 883 of the Code ("Section 883"), the Company will be exempt from U.S. taxation on its U.S. source shipping income for a particular taxable year if:

     (i) it is organised in a country that grants an equivalent exemption from tax to corporations organized in the United States in respect of the shipping income for which exemption is being claimed under Section 883 (a "qualified foreign country") and which the Company refers to as the "Country of Organisation Requirement"; and

     (ii) it can satisfy any one of the following two (2) stock ownership requirements for more than half the days during the taxable year:

          o the Company's stock is "primarily and regularly" traded on an established securities market located in the United States or a qualified foreign country, which the Company refers to as the "Publicly-Traded Test"; or

          o more than 50% of the Company's stock, in terms of value, is beneficially owned by any combination of one or more individuals who are residents of a qualified foreign country or foreign corporations that satisfy the Country of Organisation Requirement and the Publicly-Traded Test, which the Company refers to as the "50% Ownership Test."

The U.S. Treasury Department has recognised Bermuda, the country of incorporation of the Company, as a qualified foreign country. In addition, the U.S. Treasury Department has recognized Liberia, Panama, the Isle of Man, Singapore and the Bahamas, the countries of incorporation of certain of the Company's shipowning subsidiaries, as qualified foreign countries. Accordingly, the Company and its vessel owning subsidiaries satisfy the Country of Organisation Requirement.

Therefore, the Company's eligibility to qualify for exemption under Section 883 is wholly dependent upon being able to satisfy one of the stock ownership requirements.

For the 2004 tax year, the Company satisfied the Publicly-traded Test since, on more than half the days of the taxable year, the Company's stock was primarily and regularly traded on the New York Stock Exchange.

Final regulations interpreting Section 883 were promulgated by the U.S. Treasury Department in August 2003, which the Company refers to as the "final regulations." While the final regulations only become effective for calendar year taxpayers, such as ourselves, beginning with the calendar year 2005, we have assumed for purposes of this discussion that these regulations are currently applicable for 2004.

Taxation in Absence of Internal Revenue Code Section 883 Exemption

To the extent the benefits of Section 883 are unavailable with respect to any item of U.S. source income, the gross amount of the Company's U.S. source shipping income, would be subject to a 4% tax imposed by Section 887 of the Code without reduction for any deductions. Since under the sourcing rules described above, no more than 50% of the Company's shipping income for any taxable year would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on the Company's shipping income would never exceed 2% (i.e. 4% of 50%).

Gain on Sale of Vessels.

Regardless of whether we qualify for exemption under Section 883, we will not be subject to United States federal income taxation with respect to gain realised on a sale of a vessel, provided the sale is considered to occur outside of the United States under United States federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.

Taxation of U.S. Holders

The following is a discussion of the material U.S. federal income tax considerations relevant to an investment decision by a U.S. Holder, as defined below, with respect to the Company's common stock. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which may be subject to special rules. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of common stock.

As used herein, the term "U.S. Holder" means a beneficial owner of our common stock that (i) is a U.S. citizen or resident, a U.S. corporation or other U.S. entity taxable as a corporation, an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust and (ii) owns the our common stock as a capital asset, generally, for investment purposes.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you are encouraged to consult your own tax advisor on this issue.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us to a U.S. Holder with respect to our common stock will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us.

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (a "U.S. Individual Holder") will generally be treated as "qualified dividend income" that is taxable to such U.S. Individual Holders at preferential tax rates (through 2008) provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the New York Stock Exchange); (2) we are not a passive foreign investment company, or PFIC, for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); and (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend.

There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

Sale, Exchange or other Disposition of Common Stock

Assuming we do not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognise taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realised by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special United States federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held our common stock, either

     o at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

     o at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary's stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute "passive income" unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

Based on our current operations and future projections, we do not believe that we are, nor do we expect to become, a PFIC with respect to any taxable year. Although there is no legal authority directly on point, our belief is based principally on the position that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, we believe that such income does not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, do not constitute passive assets for purposes of determining whether we are a PFIC. We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the Internal Revenue Service or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund," which election we refer to as a "QEF election." As an alternative to making a QEF election, a U.S. Holder should be able to make a "mark-to-market" election with respect to our common stock, as discussed below.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an "Electing Holder," the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder's adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock.

Taxation of U.S. Holders Making a "Mark-to-Market" Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate, our stock is treated as "marketable stock," a U.S. Holder would be allowed to make a "mark-to-market" election with respect to our common stock. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder's adjusted tax basis in the common stock. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder's tax basis in his common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a "mark-to-market" election for that year, whom we refer to as a "Non-Electing Holder," would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

     o the excess distribution or gain would be allocated ratably over the Non-Electing Holders' aggregate holding period for the common stock;

     o the amount allocated to the current taxable year and any taxable years before the Company became a PFIC would be taxed as ordinary income; and

     o the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a qualified pension, profit sharing or other retirement trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common stock. If a Non-Electing Holder who is an individual dies while owning our common stock, such holder's successor generally would not receive a step-up in tax basis with respect to such stock.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. Such payments will also be subject to "backup withholding" if you are a non-corporate U.S. Holder and you:

     o    fail to provide an accurate taxpayer identification number;

     o are notified by the Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

     o in certain circumstances, fail to comply with applicable certification requirements.

If you sell your common shares to or through a U.S. office or broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless you establish an exemption. If you sell your common shares through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, including a payment made to you outside the United States, if you sell your common stock through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States.

Backup withholding is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service.

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

I. SUBSIDIARY INFORMATION

Not Applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks, including interest rates, spot market rates for vessels and foreign currency fluctuations. We use interest rate swaps to manage interest rate risk. We have entered into forward freight agreements and futures for trading purposes in order to manage its exposure to the risk of movements in the spot market for certain trade routes and, to some extent, for speculative purposes. We enter into other derivative instruments from time to time for speculative purposes.

Our exposure to interest rate risk relates primarily to our debt and related interest rate swaps. The majority of this exposure derives from our floating rate debt, which totalled $1,039.8 million at December 31, 2004 (2003: $1,095.1 million). We have entered into interest rate swap agreements to manage its exposure to interest rate changes by swapping floating interest rates with fixed interest rates. At December 31, 2004, we had fourteen swaps with a total notional principal of $631.4 million (2003 - three swaps with notional principal of $140.5 million). The swap agreements mature between January 2006 and February 2009, and we estimate that we would receive $2.3 million to terminate these agreements as of December 31, 2004 (2003 - pay $9.1 million). Our net exposure to interest rate fluctuations is $408.5 million at December 31, 2004 (2003:
$954.6million). Our net exposure is based on our total floating rate debt less the notional principal of our floating to fixed interest rate swaps. A one per cent change in interest rates would increase or decrease interest expense by $4.1 million per year as of December 31, 2004 (2003: $9.5 million).

The fair market value of our fixed rate debt was $1,161.3 million as of December 31, 2004 (2003: $1,194.9 million). If interest rates were to increase or decrease by one per cent with all other variables remaining constant, we estimate that the market value of our fixed rate debt would decrease or increase by approximately $63.9 and $70.2 million respectively (2003: decrease by $72.1 and increase by $79.4 million).

We are exposed to market risk in relation to our forward freight agreements and futures contracts. Fluctuations in underlying freight market indices upon which our forward agreements are based have a consequent effect on our cash flows and consolidated statements of operations. As at December 31, 2004, the notional principal amounts of our forward freight contracts and futures contracts was $37.0 million (December 31, 2003: $49.9 million). A ten per cent change in underlying freight market indices would increase or decrease net income by $2.7 million as of December 31, 2004 (2003: $6.9 million).

The majority of our transactions, assets and liabilities are denominated in U.S. dollars, our functional currency. Certain of our subsidiaries report in Sterling, Swedish kronor or Norwegian kroner and risks of two kinds arise as a result: a transaction risk, that is, the risk that currency fluctuations will have an effect on the value of our cash flows; and a translation risk, which is the impact of currency fluctuations in the translation of foreign operations and foreign assets and liabilities into U.S. dollars in the our consolidated financial statements. Certain of our subsidiaries, and associated companies in which we have investments, have Yen denominated long-term debt and charter contracts denominated in Yen. There is a risk that currency fluctuations will have a negative effect on the value of our cashflows. At December 31, 2004, we had Yen denominated long-term debt of (Yen)1.3 billion (2003 - (Yen)16.8 billion). At December 31, 2004 we had (Yen)2.3 billion receivable in relation to long term Yen denominated charter contracts (2003 - (Yen) 2.5 billion).

At December 31, 2004 we had five Yen denominated forward currency contracts which were entered into for speculative purposes. The fair values of these forward currency contracts are recognised as assets or liabilities with changes in fair value recognised in the consolidated statements of operations. These contracts have a notional principal of (Yen)14.6 billion (equivalent to approximately $141.9 million). The contracts mature in February and March 2005, and we estimate that we would pay $0.9 million to terminate these contracts at December 31, 2004. A one Yen movement in the exchange rate would increase or decrease net income by $1.3 million in total, in relation to the aforementioned yen denominated debt, foreign currency contracts and future charter hire receivable.

ITEM 12. DESCRIPTION OF SECURITIES

Not Applicable

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15. CONTROLS AND PROCEDURES

As of December 31, 2004, the Company carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, the principal executive officers and principal financial officers concluded that the Company's disclosure controls and procedures are effective in alerting them timely to material information relating to the Company required to be included in the Company's periodic SEC filings.

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

ITEM 16 B. CODE OF ETHICS.

The Company has adopted a Code of Ethics that applies to all employees of the Company. The Code of Ethics has previously been filed as Exhibit 14.1 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31 2003, filed with the Securities and Exchange Commission on June 30, 2004, and is hereby incorporated by reference into this Annual Report.

The Company has posted a copy of its Code of Ethics on its website at www.frontline.bm. The Company will provide any person, free of charge, a copy of its Code of Ethics upon written request to the Company's registered office.

ITEM 16 C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2004 and 2003 was PricewaterhouseCoopers AS. The following table sets forth for the two most recent fiscal years the fees paid or accrued for audit and services provided by our PricewaterhouseCoopers AS.

     ---------------------------------------------------------------------------
     (in thousands of $)
                                                              2004          2003
     ---------------------------------------------------------------------------

     Audit Fees (a)                                          2,833         1,489
     Audit-Related Fees (b)                                     --            --
     Tax Fees (c)                                               23            33
     All Other Fees (d)                                         --             5
     Total                                                   2,856         1,527

(a) Audit Fees

Audit fees represent professional services rendered for the audit of the Company's annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements.

(b) Audit -Related Fees

Audit-related fees consisted of assurance and related services rendered by the principal accountant related to the performance of the audit or review of the Company's financial statements which have not been reported under Audit Fees above.

(c) Tax Fees

Tax fees represent fees for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.

(d) All Other Fees

All other fees include services other than audit fees, audit-related fees and tax fees set forth above.

The Company's Board of Directors has adopted pre-approval policies and procedures in compliance with paragraph (c) (7)(i) of Rule 2-01 of Regulation S-X that require the Board to approve the appointment of the independent auditor of the Company before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company. All services provided by the principal auditor in 2004 were approved by the Board pursuant to the pre-approval policy.

ITEM 16 D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 17. FINANCIAL STATEMENTS

Not Applicable

ITEM 18. FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F-54 are filed as part of this annual report:

Index to Consolidated Financial Statements of Frontline Ltd

Report of Independent Registered Public Accounting Firm                      F-2
Report of Independent Registered Public Accounting Firm                      F-3
Report of Independent Registered Public Accounting Firm                      F-4
Report of Independent Auditors                                               F-5
Consolidated Statements of Operations for the years ended December 31,
2004, 2003 and 2002                                                          F-6
Consolidated Balance Sheets as of December 31, 2004 and 2003                 F-7
Consolidated Statements of Cash Flows for the years ended December 31,
2004, 2003 and 2002                                                          F-8
Consolidated Statements of Changes in Stockholders' Equity for the
years ended December 31, 2004,                                              F-10
2003 and 2002
Notes to Consolidated Financial Statements                                  F-11

Index to Consolidated Financial statements of Independent Tankers
Corporation

Report of Independent Registered Public Accounting Firm                     F-41
Consolidated Statements of Operations for the years ended December 31,
2004 and 2003                                                               F-42
Consolidated Balance Sheets as of December 31, 2004 and 2003                F-43
Consolidated Statements of Cash Flows for the years ended December 31,
2004 and 2003                                                               F-44
Consolidated Statements of Changes in Stockholders' Equity for the years
ended December 31, 2004 and 2003                                            F-45
Notes to Consolidated Financial Statements                                  F-46

ITEM 19.            EXHIBITS

Number              Description of Exhibit

1.1* Memorandum of Association of the Company, incorporated by reference to Exhibit 3.1 of the Company's Registration Statement on Form F-1, Registration No. 33-70158 filed on October 12, 1993 (the "Original Registration Statement").

1.4* Amended and Restated Bye-Laws of the Company, incorporated by reference to Exhibit 1.4 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

2.1* Form of Ordinary Share Certificate, incorporated by reference to Exhibit 4.1 of the Original Registration Statement.

2.2* Form of Deposit Agreement dated as of November 24, 1993, among Frontline Ltd. (F/K/A London & Overseas Freighters Limited), The Bank of New York as Depositary, and all Holders from time to time of American Depositary Receipts issued there under, including form of ADR, incorporated by reference to Exhibit 4.2 of the Original Registration Statement.

2.3* Form of Deposit Agreement dated as of November 24, 1993, as amended and restated as of May 29, 2001, among Frontline Ltd. (F/K/A London & Overseas Freighters Limited), The Bank of New York as Depositary, and all Holders from time to time of American Depositary Receipts issued there under, including form of ADR, incorporated by reference to Exhibit 2 of the Company's Annual Report on Form 20-F, filed on June 13, 2001 for the fiscal year ended December 31, 2000.

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

8.1                 Subsidiaries of the Company.

10.1 Fleet Purchase Agreement between Frontline Ltd and Ship Finance International Limited dated December 11, 2003

10.2 Charter Ancillary Agreement between Frontline Ltd and Ship Finance International Limited dated January 1, 2004.

10.3 Addendum to Charter Ancillary Agreement between Frontline Ltd and Ship Finance International Limited dated June 15, 2004.

10.4                Form of Performance Guarantee issued by the Company.

10.5                Form of Time Charter

10.6                Form of Vessel Management Agreements

10.7                Administrative Services Agreement

10.8 Contribution Agreement between Frontline Ltd and Golden Ocean Group Limited dated November 29, 2004 12.1 Certification of the Principal Executive Officer

12.2                Certification of the Principal Financial Officer

13.1 Certifications under Section 906 of the Sarbanes-Oxley act of 2002 of the Principal Executive Officer

13.2 Certifications under Section 906 of the Sarbanes-Oxley act of 2002 of the Principal Financial Officer

14.1* Code of Ethics, incorporated by reference to Exhibit 14.1 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

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

                                               Frontline Ltd.
                                        ----------------------------------------
                                               (Registrant)

Date June 30, 2005                      By /s/ Kate Blankenship
                                           -------------------------------------
                                               Kate Blankenship
                                  Company Secretary and Chief Accounting Officer

Index to Consolidated Financial Statements of Frontline Ltd

Report of Independent Registered Public Accounting Firm                      F-2
Report of Independent Registered Public Accounting Firm                      F-3
Report of Independent Registered Public Accounting Firm                      F-4
Report of Independent Auditors                                               F-5
Consolidated Statements of Operations for the years ended December 31,
2004, 2003 and 2002                                                          F-6
Consolidated Balance Sheets as of December 31, 2004 and 2003                 F-7
Consolidated Statements of Cash Flows for the years ended December 31,
2004, 2003 and 2002                                                          F-8
Consolidated Statements of Changes in Stockholders' Equity for the years
ended December 31, 2004, 2003 and 2002                                      F-10
Notes to Consolidated Financial Statements                                  F-11

Report of Independent Registered Public Accounting Firm

To the Board of Directors
and Stockholders of Frontline Ltd.

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of changes in stockholders' equity present fairly, in all material respects, the financial position of Frontline Ltd. and its subsidiaries at December 31, 2003 and 2004 and the results of their operations and their cash flows for the two years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements for the year ended December 31, 2004 of Independent Tankers Corporation ("ITC"), a wholly -owned subsidiary as of May 27, 2004, which statements reflect total assets of $ 892.0 million as of December 31, 2004 and total revenues of $ 56.2 million for the year ended December 31, 2004. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for ITC, is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

As discussed in Note 2 to the financial statements the Company adopted FASB Interpretation No. 46 Revised on December 31, 2003.


PricewaterhouseCoopers AS
Oslo, Norway
June 30, 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors
and Stockholders of Frontline Ltd.

In our opinion, based on our audit and the report of other auditors, the accompanying consolidated statements of operations, of cash flows and of changes in stockholders' equity present fairly, in all material respects, the results of operations and their cash flows of Frontline Ltd. and its subsidiaries for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of Golden Ocean Group Limited, a wholly-owned subsidiary, which statements reflect total revenues of approximately $22.3 million for the year ended December 31, 2002. The financial statements of Golden Ocean Group Limited were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Golden Ocean Group Limited, is based solely on the report of the other auditors. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

As discussed in Note 2 to the financial statements the Company adopted Statement of Financial Accounting Standard No. 142 on January 1, 2002. As discussed in
Note 28 to the financial statements, the Company adopted Statement of Financial Accounting Standard No. 144 on January 1, 2002.


PricewaterhouseCoopers
Hamilton, Bermuda
June 24, 2003, except for Note 28 for which the date is June 30, 2005

Report of Independent Registered Public Accounting Firm
-------------------------------------------------------

To the Board of Directors
and Stockholder of Independent Tankers Corporation

We have audited the accompanying consolidated balance sheets of Independent Tankers Corporation as of December 31, 2004 and 2003 and the related consolidated statements of operations and retained earnings, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Independent Tankers Corporation at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.


Grant Thornton LLP

New York, New York
June 21, 2005

Golden Ocean Group Limited
Report of Independent Auditors

TO THE BOARD OF DIRECTORS AND STOCKHOLDER OF GOLDEN OCEAN GROUP LIMITED

We have audited the accompanying consolidated balance sheets of Golden Ocean Group Limited and subsidiaries as of December 31, 2002 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Golden Ocean Group Limited and subsidiaries as of December 31, 2002, and the consolidated results of their operations and their cash flows for the years ended December 31, 2002, in conformity with U.S. generally accepted accounting principles.


Moore Stephens
Chartered Accountants
London, England
February 19, 2003

Frontline Ltd.
Consolidated Statements of Operations for the years ended
December 31, 2004, 2003 and 2002
(in thousands of $, except per share data)
                                                            2004          2003          2002
                                                                    (restated)    (restated)
Operating revenues
  Time charter revenues                                  108,246        40,759        21,591
  Bareboat charter revenues                              178,477        27,930        31,924
  Voyage charter revenues                              1,554,519     1,089,583       489,286
  Finance lease interest income                           10,794            --            --
  Other income                                             3,630         3,111         2,639
---------------------------------------------------------------------------------------------
  Total operating revenues                             1,855,666     1,161,383       545,440
---------------------------------------------------------------------------------------------
Gain (loss) on sale of assets                             19,574         5,626        (1,228)
Operating expenses
  Voyage expenses and commission                         361,609       323,378       134,930
  Ship operating expenses                                130,395       115,333       106,255
  Charterhire expenses                                    39,302        80,539        60,198
  Administrative expenses                                 25,754        20,999        15,444
  Depreciation and amortisation                          181,274       144,470       134,454
---------------------------------------------------------------------------------------------
  Total operating expenses                               738,334       684,719       451,281
---------------------------------------------------------------------------------------------
Net operating income                                   1,136,906       482,290        92,931
---------------------------------------------------------------------------------------------
Other income (expenses)
  Interest income                                         31,595         9,185        13,042
  Interest expense                                      (205,641)      (74,376)      (70,575)
  Share in results from associated companies              10,553        33,533       (10,711)
  Foreign currency exchange loss                          (5,378)      (11,963)       (5,643)
  Other financial items, net                               3,566           300        (8,614)
---------------------------------------------------------------------------------------------
  Net other expenses                                    (165,305)      (43,321)      (82,501)
---------------------------------------------------------------------------------------------
Net income from continuing operations before             971,601       438,969        10,430
income taxes, minority interest and cumulative
effect of change in accounting principle
Minority interest                                        (64,995)           --            --
Income taxes                                                (178)           (3)           22
---------------------------------------------------------------------------------------------
Net income from continuing operations before             906,428       438,966        10,452
cumulative effect of change in accounting
principle
Discontinued operations                                  116,954         4,161        (5,209)
Cumulative effect of change in accounting principle           --       (33,767)      (14,142)
---------------------------------------------------------------------------------------------
Net income(loss)                                       1,023,382       409,360        (8,899)
=============================================================================================

Earnings (loss) per share:
Basic earnings per share from continuing
operations before cumulative effect of
change in accounting principle                            $12.22         $5.86         $0.14
Diluted earnings per share from continuing
operations before cumulative effect of change
in accounting principle                                   $12.22         $5.85         $0.14

Basic earnings per share before cumulative effect
of change in accounting principle                         $13.79         $5.92         $0.07
Diluted earnings per share before cumulative effect
of change in accounting principle                         $13.79         $5.90         $0.07

Basic earnings (loss) per share                           $13.79         $5.47        $(0.12)
Diluted earnings (loss) per share                         $13.79         $5.45        $(0.12)
=============================================================================================

See accompanying Notes that are an integral part of these Consolidated Financial Statements

Frontline Ltd.
Consolidated Balance Sheets as of December 31, 2004 and 2003
(in thousands of $)

                                                               2004        2003

ASSETS
Current Assets
  Cash and cash equivalents                                 105,702     124,189
  Restricted cash                                           592,607     891,887
  Marketable securities                                      78,327          44
  Trade accounts receivable                                 141,301      48,165
  Other receivables                                          13,787      15,313
  Inventories                                                32,017      26,148
  Voyages in progress                                       148,900      60,282
  Prepaid expenses and accrued income                        11,872      12,241
  Net investment in finance lease, current portion           13,488      15,511
  Derivative instruments receivable amounts                  14,490          78
  Other current assets                                       16,903       4,146
--------------------------------------------------------------------------------
  Total current assets                                    1,169,394   1,198,004
Newbuildings and vessel purchase options                     24,231       8,370
Vessels and equipment, net                                2,254,361   2,165,239
Vessels and equipment under capital lease, net              718,842     765,126
Investment in associated companies                           22,955     173,329
Net investment in finance lease, long term portion          107,664     120,894
Deferred charges                                             28,219      22,454
Other long-term assets                                       13,094      10,119
--------------------------------------------------------------------------------
  Total assets                                            4,338,760   4,463,535
================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Short-term debt and current portion of long-term debt     151,614     191,131
  Current portion of obligations under capital leases        21,498      20,138
  Trade accounts payable                                      8,268       7,289
  Accrued expenses                                           80,694      76,910
  Deferred charter revenue                                    4,382       5,309
  Derivative instruments liabilities                          6,431       9,217
  Other current liabilities                                  72,976      11,318
--------------------------------------------------------------------------------
  Total current liabilities                                 345,863     321,312
Long-term liabilities
  Long-term debt                                          1,990,131   2,091,286
  Obligations under capital leases                          732,153     753,823
  Deferred gains on sales of vessels                         20,028      21,964
  Other long-term liabilities                                 3,887      19,733
--------------------------------------------------------------------------------
  Total liabilities                                       3,092,062   3,208,118
Commitments and contingencies                                    --          --
Minority interest                                           328,730          --

Stockholders' equity
  Share capital                                             187,063     184,120
  Additional paid in capital                                565,130     513,859
  Accumulated other comprehensive income (loss)               5,414      (6,953)
  Retained earnings                                         160,361     564,391
--------------------------------------------------------------------------------
  Total stockholders' equity                                917,968   1,255,417
--------------------------------------------------------------------------------
  Total liabilities and stockholders' equity              4,338,760   4,463,535
================================================================================

See accompanying Notes that are an integral part of these Consolidated Financial Statements

Frontline Ltd.
Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002
(in thousands of $)                                                 2004          2003          2002
Operating activities
Net income (loss)                                              1,023,382       409,360        (8,899)
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
  Depreciation and amortisation                                  183,711       146,907       139,855
  Amortisation of deferred charges                                10,372         2,862         2,299
  (Gain) loss from sale of assets (including marketable         (126,230)       (5,626)        4,337
  securities)
  Share in results from associated companies                     (10,552)      (33,533)       10,711
  Unrealised foreign exchange loss                                   390        17,955        14,176
  Change in accounting principle                                      --        33,767        14,142
  Adjustment of derivatives to market value                      (15,675)      (28,180)        7,495
  Minority interest                                               64,995            --            --
  Other, net                                                      (3,337)        1,311         1,968
  Changes in operating assets and liabilities,
  net of effect of acquisitions:
  Trade accounts receivable                                      (93,497)       (7,495)       18,066
  Other receivables                                                1,193        (8,647)       (6,118)
  Inventories                                                     (5,966)        3,489       (17,413)
  Voyages in progress                                            (88,619)       (9,853)      (40,928)
  Prepaid expenses and accrued income                             (3,584)       (2,837)       (2,951)
  Trade accounts payable                                           1,353          (417)          723
  Accrued expenses                                                11,986        (3,281)        4,781
  Deferred charter revenue                                          (927)        2,727          (500)
  Other, net                                                     (43,008)        4,771           281
  Dividends received from associated companies                     3,800        11,581         1,780
-----------------------------------------------------------------------------------------------------
  Net cash provided by operating activities                      909,787       534,861       143,805
-----------------------------------------------------------------------------------------------------
Investing activities
  Maturity (placement) of restricted cash                        299,280      (559,430)        2,881
  Additions to newbuildings, vessels and equipment              (126,947)      (66,589)     (376,844)
  Purchase of option                                                  --       (10,042)           --
  Proceeds from sale of vessels and equipment                     59,787       427,305       177,902
  Acquisition of subsidiaries and businesses, net of cash        (18,858)       (2,363)           --
  acquired
  Investments in associated companies                            (37,424)      (91,611)      (21,790)
  Purchase of minority interest                                  (14,713)           --        (6,822)
  Proceeds from sale of investments in associated companies       11,181         7,343            --
  Receipts from investments in finance leases and loans           17,482            --            --
  receivable
  Purchases and sales of other assets, net                       (15,098)       14,748            --
-----------------------------------------------------------------------------------------------------
  Net cash provided by (used in) investing activities            174,690      (280,639)     (224,673)
-----------------------------------------------------------------------------------------------------
Financing activities
  Proceeds from long-term debt                                 1,724,014       627,300       383,828
  Repayments of long-term debt                                (1,814,269)     (465,313)     (341,959)
  Payment of obligations under capital leases                    (20,310)      (13,134)      (24,671)
  Debt fees paid                                                 (16,359)      (18,492)       (3,534)
  Cash dividends paid                                         (1,038,315)     (338,033)      (19,117)
  Repurchase of shares and warrants                                 (631)      (28,562)           --
  Proceeds from issuance of equity                                62,906         2,931           223
-----------------------------------------------------------------------------------------------------
  Net cash (used in) provided by financing activities         (1,102,964)     (233,303)       (5,230)
-----------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents             (18,487)       20,919       (86,098)
before change in accounting principle
Cash effect of change in accounting principle                         --        11,192            --
Net increase (decrease) in cash and cash equivalents             (18,487)       32,111       (86,098)
after change in accounting principle
Cash and cash equivalents at beginning of year                   124,189        92,078       178,176
Cash and cash equivalents at end of year                         105,702       124,189        92,078
=====================================================================================================
Supplemental disclosure of cash flow information:
  Interest paid, net of capitalised interest                     188,517        73,206        73,161
  Income taxes paid                                                  114             3         2,203
=====================================================================================================

See accompanying Notes that are an integral part of these Consolidated Financial Statements

Frontline Ltd.
Consolidated Statements of Changes in Stockholders' Equity for the years ended
December 31, 2004, 2003 and 2002
(in thousands of $, except number of shares)
                                                                        2004           2003           2002
NUMBER OF SHARES OUTSTANDING
Balance at beginning of year                                      73,647,930     76,466,566     76,407,566
Shares issued                                                      1,197,436        251,364         59,000
Shares bought back                                                   (20,197)    (3,070,000)            --
-----------------------------------------------------------------------------------------------------------
Balance at end of year                                            74,825,169     73,647,930     76,466,566
-----------------------------------------------------------------------------------------------------------

SHARE CAPITAL
Balance at beginning of year                                         184,120        191,166        191,019
Shares issued                                                          2,994            629            147
Shares bought back and cancelled                                         (51)        (7,675)            --
-----------------------------------------------------------------------------------------------------------
Balance at end of year                                               187,063        184,120        191,166
-----------------------------------------------------------------------------------------------------------

CONTRIBUTED SURPLUS
Balance at beginning of year                                         513,859        552,241        552,166
Shares issued                                                         42,802          3,774             75
Shares bought back and warrants exercised or expired                    (581)       (42,156)            --
Excess of cash proceeds over book value on issue of shares by          9,050             --             --
subsidiary
-----------------------------------------------------------------------------------------------------------
Balance at end of year                                               565,130        513,859        552,241
-----------------------------------------------------------------------------------------------------------

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Balance at beginning of year                                          (6,953)        (9,498)       (11,864)
Other comprehensive income                                            12,367          2,545          2,366
-----------------------------------------------------------------------------------------------------------
Balance at end of year                                                 5,414         (6,953)        (9,498)
-----------------------------------------------------------------------------------------------------------

RETAINED EARNINGS
Balance at beginning of year                                         564,391        493,064        521,080
Net income (loss)                                                  1,023,382        409,360         (8,899)
Cash dividends                                                    (1,040,093)      (338,033)       (19,117)
Stock dividends                                                     (390,316)            --             --
Minority interest in deemed equity contributions and deemed            2,997             --             --
dividends
-----------------------------------------------------------------------------------------------------------
Balance at end of year                                               160,361        564,391        493,064
-----------------------------------------------------------------------------------------------------------
Total Stockholders' Equity                                           917,968      1,255,417      1,226,973
-----------------------------------------------------------------------------------------------------------

COMPREHENSIVE INCOME (LOSS)
Net income (loss)                                                  1,023,382        409,360         (8,899)
Unrealised gains from marketable securities                           10,441              4            710
Unrealised gains from cash flow hedging derivative instruments         2,471          1,591            843
Foreign currency translation and other                                  (545)           950            813
-----------------------------------------------------------------------------------------------------------
Other comprehensive income                                            12,367          2,545          2,366
-----------------------------------------------------------------------------------------------------------
Comprehensive income (loss)                                        1,035,749        411,905         (6,533)
-----------------------------------------------------------------------------------------------------------

See accompanying Notes that are an integral part of these Consolidated Financial Statements

1.   GENERAL

Frontline Ltd. (the "Company" or "Frontline") is a Bermuda based shipping company engaged primarily in the ownership and operation of oil tankers, including oil/bulk/ore ("OBO") carriers. The Company operates tankers of two sizes: very large crude carriers ("VLCCs") which are between 200,000 and 320,000 deadweight tons ("dwt"), and Suezmaxes, which are vessels between 120,000 and 170,000 dwt. The Company operates primarily through subsidiaries and partnerships located in Bermuda, Isle of Man, Liberia, Norway, Panama, Singapore, Cayman Islands and the Bahamas. The Company is also involved in the charter, purchase and sale of vessels.

The Company's ordinary shares are listed on the New York Stock Exchange, the Oslo Stock Exchange and the London Stock Exchange.

In October 2003, the Company established a new subsidiary, Ship Finance International Limited ("Ship Finance"), in Bermuda. Through transactions executed in January 2004, the Company transferred to Ship Finance ownership of 46 vessel-owning entities each owning one vessel and its corresponding financing, and one entity owning an option to acquire a VLCC. The Company then leased the vessels back on long-term charters. The assets and liabilities were transferred to, and recorded by Ship Finance, at the historical net book value of each asset at December 31, 2003. In May 2004 the Board of Frontline declared a share dividend of 25% of the issued share capital of Ship Finance to Frontline's shareholders. Frontline's shareholders received one share in Ship Finance for every four Frontline shares held. Further share dividends were declared in August and November 2004 and as at December 31, 2004, the Company's remaining shareholding in Ship Finance was 50.75%. The Company has accounted for the spin off of Ship Finance at historical cost. Ship Finance shares are traded on the New York Stock Exchange under the ticker symbol SFL.

In November 2004, the Company established Golden Ocean Group Limited ("Golden Ocean") as a wholly owned subsidiary in Bermuda for the purpose of transferring, by way of contribution, certain dry bulk shipping interests. Three Frontline subsidiaries and cash equal to the difference between $22.45 million and the historical net book value of those subsidiaries was transferred to Golden Ocean on December 1, 2004. On the same date, the Board of Frontline resolved to distribute its shares in Golden Ocean to its shareholders in proportion to their ownership in Frontline. Frontline's shareholders received three shares in Golden Ocean for every Frontline share held. Certain of the Company's U.S. shareholders were excluded from the distribution and received a cash payment in lieu of shares equal to $0.60 per Golden Ocean share, which represents the average price per share of the Golden Ocean shares during their first five days of trading on the Oslo Stock Exchange Golden Ocean was listed on the Oslo Stock Exchange on December 15, 2004. The Company will not have any significant continuing involvement in these dry bulk operations and as a result, the financial results from the Company's dry bulk operations transferred to Golden Ocean have been reported under "discontinued operations" for 2004, 2003 and 2002. The Company has accounted for the spin off of Golden Ocean at fair value and has recorded a gain of $99.5 million in the year ended December 31, 2004 which has been classified as discontinued operations in the statement of operations (See Note
28).

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

Inventories

Inventories comprise principally of fuel and lubricating oils and are stated at the lower of cost and market value. Cost is determined on a first-in, first-out basis.

Investment in finance leases

Certain vessels are chartered under agreements that are classified as direct financing leases. The minimum payments under the charter agreements are recorded as the gross investment in the finance lease. The difference between the gross investment in the finance lease and the cost of the vessel is recorded as unearned income. Throughout the term of the charter agreement, the Company records as revenue interest income and unearned income, which is amortized to income over the life of the charter agreement to produce a constant periodic rate of return on the net investment in the finance lease.

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

With effect from December 2003, the International Maritime Organisation implemented new regulations that resulted in the accelerated phase-out of single hull vessels. As a result of this, the Company re-evaluated the estimated useful life of its single hull vessels and determined this to be either 25 years or the vessel's anniversary date in 2015 whichever comes first. As a result, the estimated useful lives of fourteen of the Company's wholly owned vessels and two vessels owned by associated companies were reduced in the fourth quarter of 2003. A change in accounting estimate was recognised to reflect this decision, resulting in an increase in depreciation expense and consequently decreasing net income by $1.3 million and basic and diluted earnings per share by $0.02, for 2003.

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

Deferred charges

Loan costs, including debt arrangement fees, are capitalised and amortised on a straight-line basis over the term of the relevant loan. The straight line basis of amortisation approximates the effective interest method in the Company's statement of operations. Amortisation of loan costs is included in interest expense. If a loan is repaid early, any unamortised portion of the related deferred charges is charged against income in the period in which the loan is repaid.

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

Revenues and voyage expenses of the vessels operating in pool arrangements are pooled and the resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula. Formulae used to allocate net pool revenues vary among different pools but generally allocate revenues to pool participants on the basis of the number of days a vessel operates in the pool with weighting adjustments made to reflect vessels' differing capacities and performance capabilities. The same revenue and expenses principles stated above are applied in determining the pool's net pool revenues. Certain pools are responsible for paying voyage expenses and distribute net pool revenues to the participants. The Company accounts for the net pool revenues allocated by these pools as "pool revenues" in its statements of operations. Certain pools require the participants to pay and account for voyage expenses, and distribute gross pool revenues to the participants such that the participants' resulting net pool revenues are equal to net pool revenues calculated according to the agreed formula. The Company accounts for gross pool revenues allocated by these pools as "pool revenues" in its statements of operations. Refer to Note 29 for further analysis of pool revenues.

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

As at December 31, 2004 and 2003 no goodwill was recorded in our consolidated financial statements.

Derivatives

The Company enters into interest rate swap transactions to hedge a portion of its exposure to floating interest rates. These transactions involve the conversion of floating rates into fixed rates over the life of the transactions without an exchange of underlying principal. Hedge accounting may be used to account for these swaps provided certain hedging criteria are met. On January 1, 2002, the Company discontinued hedge accounting for two interest rate swaps previously accounted for as cash flow hedges. This resulted in a balance of $4.1 million being frozen in accumulated other comprehensive income as at that date and this amount was reclassified into the consolidated statement of operations over the remaining lives of the underlying debt instruments.

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

The Company enters into forward freight contracts and options in order to hedge exposure to the spot market for certain trade routes and in some cases, for speculative purposes. These transactions involve entering into a contract to swap theoretical market index based voyage revenues for a fixed daily rate. The fair values of the forward freight contracts are recognised as assets or liabilities with changes in fair values recognised in the consolidated statements of operations.

In 2001 the Company established a facility for a Stock Indexed Total Return Swap Programme or Equity Swap Line (See Note 20) whereby the counterparty acquired shares in the Company, and the Company carried the risk of fluctuations in the share price of those acquired shares. The fair value of the Equity Swap was recognised as an asset or liability with the change in fair values recognised in the consolidated statements of operations. This facility was terminated in 2003. We recorded a gain of $22.1 million in our consolidated statement of operations for the year ended December 31, 2003 in respect of the change in fair value of the Equity Swap (2002 - loss of $4.0 million).

In 2004, the Company entered into Yen denominated forward currency contracts for speculative purposes. The fair values of forward currency contracts are recognised as assets or liabilities with changes in fair value recognised in the consolidated statements of operations.

Other than the forward freight and Yen contracts discussed above, the Company has not entered into any derivative contracts for speculative or trading purposes.

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

In 2004, 2003 and 2002, the Company has recorded compensation expense of $4.2 million, $5.6 million and $0.5 million, respectively in connection with employee share options.

Had the compensation costs for these plans been determined consistent with the fair value method recommended in SFAS 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts in 2004, 2003 and 2002:

--------------------------------------------------------------------------------
(in thousands, except per share data)              2004      2003       2002

--------------------------------------------------------------------------------
Net income (loss)
   As reported                                1,023,382   409,360     (8,899)
   Add: Compensation expenses as reported         4,231     5,574        481
   Compensation expense determined under         (2,756)   (1,011)    (1,711)
   fair value based method for all awards
   Adjusted net income (loss), fair value     1,024,857   413,923    (10,129)
   based method for all awards

Basic earnings (loss) per share
   As reported                                   $13.79     $5.47     $(0.12)
   SFAS 123 adjusted                             $13.81     $5.53     $(0.13)

Diluted earnings (loss) per share
   As reported                                   $13.79     $5.45     $(0.12)
   SFAS 123 adjusted                             $13.81     $5.51     $(0.13)

Earnings per share

Basic EPS is computed based on the income (loss) available to common stockholders and the weighted average number of shares outstanding for basic EPS. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments (see Note 6).

Consolidation of variable interest entities

During 2004, the Company owned 50% of the issued shares of and had made loans to Golden Fountain Corporation, owner of a VLCC. Prior to the adoption of FIN 46 Frontline accounted for its interest in Golden Fountain Corporation using the equity method. The Company determined that Golden Fountain Corporation was a variable interest entity and that Frontline was the primary beneficiary. Accordingly the Company consolidated the assets and liabilities of Golden Fountain Corporation effective December 31, 2003. The effect of consolidation of Golden Fountain Corporation as of December 31, 2003 was to increase total assets by $7.8 million, increase total liabilities by $16.4 million and to record the cumulative effect of a change in accounting principle of $8.5 million. Golden Fountain Corporation sold its vessel on December 17, 2004 which resulted in an accounting gain of $19.7 million.

On July 1, 2003, the Company purchased a call option for $10.0 million to acquire all of the shares of Independent Tankers Corporation ("ITC") from Hemen Holding Ltd ("Hemen"), a related party, for a total consideration of $4.0 million plus 4% interest per year. ITC operates a total of six VLCCs and four Suezmax tankers, which are on long-term charters to subsidiaries of BP Plc and ChevronTexaco Corp. Prior to the adoption of FIN 46 Frontline did not consolidate ITC. The Company determined that ITC was a variable interest entity and that Frontline was the primary beneficiary. Accordingly the Company consolidated the assets and liabilities of ITC effective December 31, 2003. The effect of consolidation of ITC as of December 31, 2003 was to increase total assets by $910.5 million, increase total liabilities by $935.7 million and to record the cumulative effect of a change in accounting principle of $25.2 million. On May 27, 2004 the Company exercised its option to acquire all of the shares of ITC - refer to Note 24.

Issuance of shares by a subsidiary

The Company recognizes a profit when its subsidiary sells its stock to third parties at a price per share in excess of its carrying amount if such profit is realisable. If such profit is not realisable, it is recorded as an increase to paid in capital.

3.   RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 - Revised, Share-Based Payment ("SFAS 123R"). SFAS 123R revises SFAS 123 Accounting for Stock-Based Compensation ("SFAS 123") and supersedes Accounting Principles Board Opinion No. 25 Accounting for Stock issued to Employees ("APB 25") and requires companies to expense the fair value of employee stock options and other forms of stock-based compensation. SFAS 123R adopts a similar approach to SFAS 123 and sets forth criteria that must be met in order for an award to fall under the scope of the Standard. SFAS 123R requires companies to fair value its stock based compensation awards and cease using the intrinsic value method off accounting allowed under APB 25. SFAS 123R is effective for public companies for interim or annual reporting periods ending after June 15, 2005 and applies to awards that are granted, modified or settled after the effective date. As discussed in more detail in Note 22, the Company did not grant any options in 2004 and 2003 and all option plans expired in 2004.

In December 2004, the FASB issued Statement of Financial Accounting Standards 153 Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29 ("SFAS 153"). APB Opinion No. 29 Accounting for Nonmonetary Transactions ("APB 29") provides that accounting for nonmonetary transactions should be measured based on the fair value of the assets exchanged but allows certain exceptions to this principle. SFAS 153 amends APB 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that don't have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 and shall be applied prospectively. As such, adoption of SFAS 153 will not have an effect on the Company's results until that date.

4.   SEGMENT INFORMATION

The Company has three reportable segments: tankers, oil bulk ore carriers ("OBOs"), and dry bulk carriers. The Company has re-evaluated its segments due to the change in employment of its OBOs which previously operated in the tanker market. Prior years have been restated to allow comparability of results.

Segment results are evaluated based on income from vessel operations before general and administrative expenses. The accounting policies used in the reportable segments are the same as those followed in the preparation of the Company's consolidated financial statements.

The Company's management does not evaluate performance by geographical region as this information is not meaningful.

Information about the Company's reportable segments as of and for each of the years ended December 31, 2004, 2003 and 2002 is as follows:

------------------------------------------------------------------------------------------------
(in thousands of $ )                                                      Dry Bulk
                                                Tankers          OBOs     Carriers         Total
2004
------------------------------------------------------------------------------------------------
Total operating revenues                      1,765,525        84,114        2,096     1,851,735
Voyage expenses                                 358,863         2,746           --       361,609
Ship operating expenses                         114,984        15,350           61       130,395
Depreciation and amortisation                   159,478        20,745          777       181,000
Interest income                                  22,142            16           --        22,158
Interest expense                                190,303        13,275          183       203,761
Share in results from associated companies        9,063            --           --         9,063
Net income                                      942,329        31,883      117,570     1,091,781
Discontinued operations                              --            --      116,954       116,954
Vessels and equipment, net                    1,975,447       261,953       15,698     2,253,098
Vessels under capital lease                     718,842            --           --       718,842
Investment in associated companies               15,288            --           --        15,288
Total assets                                  3,575,626       265,949       33,067     3,874,642
Expenditure for vessels                         126,947            --           --       126,947
------------------------------------------------------------------------------------------------
(in thousands of $ )                                                      Dry Bulk
                                                Tankers          OBOs     Carriers         Total
2003
------------------------------------------------------------------------------------------------
Total operating revenues                      1,039,569       116,213        1,945     1,157,727
Voyage expenses                                 299,953        23,424           --       323,377
Ship operating expenses                          99,384        15,962          (13)      115,333
Depreciation and amortisation                   122,607        20,688          894       144,189
Interest income                                     215            12           --           227
Interest expense                                 65,057         3,638          193        68,888
Share in results from associated companies       33,533            --           --        33,533
Net income                                      384,335        52,728         (329)      436,734
Discontinued operations                              --            --        4,159         4,159
Vessels and equipment, net                    1,813,907       282,698       67,735     2,164,340
Vessels under capital lease                     765,126            --           --       765,126
Investment in associated companies              173,329            --           --       173,329
Total assets                                  3,406,472       292,017       72,551     3,771,040
Expenditure for vessels                          66,589            --       66,589
------------------------------------------------------------------------------------------------
(in thousands of $ )                                                      Dry Bulk
                                                Tankers          OBOs     Carriers         Total
2002
------------------------------------------------------------------------------------------------
Total operating revenues                        462,279        78,462        1,803       542,544
Voyage expenses                                 107,496        27,434           --       134,930
Ship operating expenses                          89,554        16,677           --       106,231
Depreciation and amortisation                   112,785        20,681          894       134,360
Interest income                                     360            11           --           371
Interest expense                                 56,922         6,515          204        63,641
Share in results from associated companies       (9,855)           --         (856)      (10,711)
Net income                                         (311)        8,179      (19,995)      (12,127)
Discontinued operations                              --            --       (5,209)       (5,209)
Vessels and equipment, net                    1,997,489       303,386       71,066     2,371,941
Vessels under capital lease                     264,902            --           --       264,902
Investment in associated companies              119,329            --           --       119,329
Total assets                                  2,532,157       323,011       73,269     2,928,437
Expenditure for vessels                         376,844       376,844

Reconciliations of reportable segments information to the Company's consolidated totals follows:

--------------------------------------------------------------------------------------------------
(in thousands of $)                                               2004          2003          2002
--------------------------------------------------------------------------------------------------
Total operating revenues
Total operating revenues for reportable segments             1,851,727     1,157,727       542,544
Other operating revenues                                         3,939         3,656         2,896
                                                         -----------------------------------------
Total consolidated operating revenues                        1,855,666     1,161,383       545,440
                                                         -----------------------------------------
Interest income
Total interest income for reportable segments                   22,158           227           371
Interest income attributable to corporate holding                9,437         8,958        12,671
and management companies
                                                         -----------------------------------------
Total consolidated interest income                              31,595         9,185        13,042
                                                         -----------------------------------------
Interest expense
Total interest expense for reportable segments                 203,761        68,888        63,641
Interest expense attributable to corporate holding               1,880         5,488         6,934
and management companies
                                                         -----------------------------------------
Total consolidated interest expense                            205,641        74,376        70,575
                                                         -----------------------------------------
Depreciation
Total depreciation for reportable segments                     181,000       144,189       134,360
Depreciation not attributed to segments                            274           281            94
                                                         -----------------------------------------
Total consolidated depreciation                                181,274       144,470       134,454
                                                         -----------------------------------------
Net income
Net income for reportable segments                           1,091,782       436,734       (12,127)
Minority interest                                              (57,602)           --            --
Net income attributable to corporate holding                   (10,798)      (27,374)        3,228
and management companies
                                                         -----------------------------------------
Total net income                                             1,023,382       409,360        (8,899)
                                                         -----------------------------------------
Vessels and equipment, net
Vessels and equipment, net for reportable segments           2,253,098     2,164,340     2,371,941
Vessels and equipment not attributed to segments                 1,263           899         1,298
                                                         -----------------------------------------
Total consolidated vessels and equipment, net                2,254,361     2,165,239     2,373,239
                                                         -----------------------------------------
Assets
Total assets for reportable segments                         3,874,642     3,771,040     2,928,437
Cash and cash equivalents attributable to holding company      333,507       630,633        62,663
Marketable securities held by corporate holding company         78,327            44            45
Other assets  attributable to corporate holding                 52,284        61,818        43,598
and management companies
                                                         -----------------------------------------
Total consolidated assets                                    4,338,760     4,463,535     3,034,743
                                                         -----------------------------------------

During the year ended December 31, 2004, the Company reported total income from two customers of $268.7 million and $264.4 million which represents over 10% of consolidated operating revenues. These revenues are reported under the tanker segment. During the years ended December 31, 2003 and 2002, no single customer accounted for 10% or more of consolidated operating revenues.

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

The tax charge for the year comprises:

(in thousands of $)                         2004            2003            2002

Current tax                                (178)             (3)            (22)
Deferred tax                                 --              --              --
--------------------------------------------------------------------------------
                                           (178)             (3)            (22)
================================================================================

Temporary differences and carry forwards which give rise to deferred tax assets, liabilities and related valuation allowances are as follows:

(in thousands of $)                                         2004            2003

Deferred tax liability - non current                        (175)          (197)
Tax loss carry forwards                                   18,426         16,836
Valuation allowance                                      (18,251)       (16,639)
--------------------------------------------------------------------------------
Net deferred tax asset (liability)                            --             --
================================================================================

As of December 31, 2004, 2003 and 2002, the Company had $65,806,000, $60,129,000
and $20,815,000 of net operating loss carry forwards, respectively. In 2004, 2003 and 2002, tax loss carry forwards have been utilised to offset taxable income in Sweden. Tax loss carry forwards can be utilised only against future taxable income of the respective subsidiary. Our subsidiary Frontline AB accounts for a total of $57,863,000 gross (net $16,202,000) as at December 31, 2004 and our subsidiary Frontline Invest AB accounts for a total of $7,942,000 gross ( net $2,224,000) as of December 31, 2004. These net operating losses do not have an expiration date. Carried forward losses accounted for by subsidiaries that have been placed in liquidation during the year have been excluded .The Company's deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realised in the future. Since 2002, the Company's Swedish subsidiaries have remained dormant, and as a consequence not generated taxable profits against which the historical tax losses could be utilized. At this time, the Company does not intend to engage in any business activities that would generate taxable income within those Swedish entities that would enable the Company to utilize the tax carry forwards. Accordingly the Company recorded a full valuation allowance at December 31, 2004 and 2003.

6.   EARNINGS PER SHARE

The computation of basic EPS is based on the weighted average number of shares outstanding during the year. The computation of diluted EPS assumes the foregoing and the exercise of stock options using the treasury stock method (see
Note 22).

The components of the numerator for the calculation of basic EPS and diluted EPS for net income from continuing operations and net income are as follows:

-------------------------------------------------------------------------------------------
(in thousands of $)                                           2004        2003         2002

-------------------------------------------------------------------------------------------
Net income from continuing operations after tax before     906,428     438,966       10,452
cumulative effect of change in accounting principle
Discontinued operations                                    116,954       4,161       (5,209)
Cumulative effect of change in accounting principle             --     (33,767)     (14,142)
-------------------------------------------------------------------------------------------
Net income (loss) available to stockholders              1,023,382     409,360       (8,899)
===========================================================================================

The components of the denominator for the calculation of basic EPS and diluted EPS are as follows:

--------------------------------------------------------------------------------
(in thousands )                                           2004     2003     2002

--------------------------------------------------------------------------------
Basic earnings per share:
Weighted average number of ordinary shares outstanding  74,192   74,902   76,456
================================================================================

Diluted earnings per share:
Weighted average number of ordinary shares outstanding  74,192   74,902   76,456
Warrants and stock options                                  --      158       52
--------------------------------------------------------------------------------
                                                        74,192   75,060   76,508
================================================================================

Basic EPS and diluted EPS for discontinued operations and basic EPS for the cumulative effect of change in accounting principle are as follows:

Basic and diluted earnings per share                    $1.58   $0.06    $(0.07)
for discontinued operations

Basic earnings per share for cumulative                    --   $(0.45)  $(0.19)
effect of change in accounting principle

In the years ended December 31, 2004 and 2003, no options were anti-dilutive. In the year ended December 31, 2002, 420,300 options were anti-dilutive in the year and have been excluded from the calculation of the diluted earnings per share.

7.   LEASES

At December 31, 2004 the Company leased in sixteen vessels on long-term time charters and bareboat charters from third parties. Four of those leases are classified as operating leases and twelve as capital leases. The Company's long-term leases of vessels generally contain optional renewal periods and purchase and put options.

Rental expense

Charter hire payments to third parties for certain contracted-in vessels are accounted for as operating leases. The Company is also committed to make rental payments under operating leases for office premises. The future minimum rental payments under the Company's non-cancellable operating leases are as follows:

--------------------------------------------------------------------------------
Year ending December 31,
(in thousands of $)
--------------------------------------------------------------------------------
2005                                                                      34,140
2006                                                                      34,096
2007                                                                      34,227
2008                                                                      34,222
2009                                                                      28,047
2010 and later                                                            55,506
--------------------------------------------------------------------------------
Total minimum lease payments                                             220,238
================================================================================

Total rental expense for operating leases was $46,854,000, $81,835,000 and $61,429,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

The following table discloses information about the terms of the Company's leases of vessels contracted in which are accounted for as operating leases:

---------------------------------------------------------------------------------------------------------
Vessel              Expiry of       Extended Lease    Extended Lease       Company's        Lessor's Put
(Type)           Mandatory Lease      Periods at        Periods at      Purchase Option   Option Exercise
                      Period       Lessor's Option   Company's Option       Periods             date
---------------------------------------------------------------------------------------------------------
Front Warrior               2007         2008-2011          2010-2011      2007 to 2011              2011
(Suezmax)
Front Champion              2006         2007-2010          2009-2013      2004 to 2013              2010
(VLCC)
Front Century               2006         2007-2010          2009-2013      2004 to 2013              2010
(VLCC)
Golden Victory              2007         2008-2014          2012-2014      2004 to 2011              2011
(VLCC)

In February and March 2005 the Company exercised its purchase options on Front Champion, Front Century and Golden Victory. The leases of these vessels were cancelled concurrently with the exercise of each purchase option.

A liability for put options on vessels leased under leases classified as operating leases is recorded at such time that market conditions make it likely that a put option will be exercised on the exercise date. A liability is recognised based on the amount, if any, by which the put option price exceeds the fair market value of the related vessel. At December 31, 2004 no such liability had arisen.

Twelve of the sixteen vessels leased by the company are leased from special purpose lessor entities which were established and are owned by independent third parties who provide financing through debt and equity participation. Each entity owns one vessel, which is leased to the Company, and has no other activities. Prior to the adoption of FIN 46R, these special purpose entities were not consolidated by Frontline. Four of these leases are accounted for as operating leases and eight of these leases are accounted for as capital leases. We have determined that due to the existence of certain put and call options over the leased vessels, these entities are variable interest entities. The determination of the primary beneficiary of a variable interest entity requires knowledge of the participations in the equity of that entity by individual and related equity holders. Our lease agreements with the leasing entities do not give us any right to obtain this information and we have been unable to obtain this information by other means. Accordingly we are unable to determine the primary beneficiary of these leasing entities. At December 31, 2004, the original cost to the lessor of the assets under such arrangements was $856.5 million. At December 31, 2004 and 2003, the company's residual value guarantees associated with these leases, which represent the maximum exposure to loss, are $132.3 million.

The following table discloses information about our activity with these non-consolidated lessor entities in the three year period ended December 31, 2004:

---------------------------------------------------------------------------------------
                                                               Year ended December 31,
                                                              2004      2003      2002
---------------------------------------------------------------------------------------
Incurrence of obligations under capital leases                  --   218,844    68,167
Repayments of principal obligations under capital leases    19,686    13,135     9,634
Interest expense for capital leases                         38,436    29,431    15,395
Charterhire expense for operating leases                    31,839    32,195    30,785

At December 31, 2004 the Company leased out twenty six of its vessels to third parties on time and bareboat charters with initial periods ranging between two and ten years. Twenty two of those leases are classified as operating leases and four as capital leases.

Rental income

The minimum future revenues to be received on time and bareboat charters which are accounted for as operating leases and other contractually committed income as of December 31, 2004 are as follows:

--------------------------------------------------------------------------------
Year ending December 31,         Yen revenues                  Dollar      Total
                                                             revenues
(in thousands of (Yen) and $)   (in (Yen))  ($ equivalent)
--------------------------------------------------------------------------------
2005                               992,800           9,629     231,011   240,640
2006                               385,900           3,743     202,160   205,903
2007                               226,300           2,195     133,004   135,199
2008                               226,300           2,195      99,090   101,285
2009                               226,300           2,195      90,053    92,248
2010 and later                     912,640           8,852      40,732    49,584
--------------------------------------------------------------------------------
Total minimum lease revenues     2,970,240          28,809     796,050   824,859
================================================================================

The cost and accumulated depreciation of the vessels leased to a third party at December 31, 2004 were approximately $1,580.1 million and $454.5 million, respectively, and at December 31, 2003 were approximately $1,626.3 million and $411.6 million, respectively.

Minimum future revenues disclosed above include five leases which were contracted prior to December 31, 2004 and commenced subsequent to December 31, 2004.

8.   MARKETABLE SECURITIES

Marketable securities held by the Company are equity securities considered to be available-for-sale securities.

--------------------------------------------------------------------------------
(in thousands of $)                                        2004            2003
--------------------------------------------------------------------------------
Cost                                                     67,901              59
Gross unrealised gain (loss)                             10,426             (15)
--------------------------------------------------------------------------------
Fair value                                               78,327              44
================================================================================

The net unrealised gain on marketable securities, including a component of foreign currency translation, included in comprehensive income increased by $10.4 million for the year ended December 31, 2004 (2003 - increase in net unrealised loss of $6,000).

--------------------------------------------------------------------------------
(in thousands of $ )                                     2004     2003     2002
--------------------------------------------------------------------------------
Proceeds from sale of available-for-sale securities    57,450   12,689       --
Realised gain (loss)                                    7,151      402     (984)
================================================================================

The cost of sale of available-for-sale marketable securities is calculated on an average costs basis.

9.   TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable are presented net of allowances for doubtful accounts relating to demurrage claims amounting to $2,972,000 and $1,486,000 for each of the years ended December 31, 2004 and 2003, respectively.

10.  OTHER RECEIVABLES

--------------------------------------------------------------------------------
(in thousands of $)                                       2004             2003
--------------------------------------------------------------------------------
Agent receivables                                        4,086            5,623
Due from related parties                                   953             (464)
Other receivables                                        8,748           10,154
--------------------------------------------------------------------------------
                                                        13,787           15,313
================================================================================

Other receivables are presented net of allowances for doubtful accounts amounting to $nil for each of the years ended December 31, 2004 and 2003. Other receivables of $8,748 and $10,154 at December 31, 2004 and 2003, respectively consist of claims and other miscellaneous receivables.

11.  NEWBUILDINGS AND VESSEL PURCHASE OPTIONS

--------------------------------------------------------------------------------
(in thousands of $)                                        2004             2003
--------------------------------------------------------------------------------
Newbuildings                                             15,861               --
Vessel purchase options                                   8,370            8,370
--------------------------------------------------------------------------------
                                                         24,231            8,370
================================================================================

The carrying value of newbuildings represents the accumulated costs to the balance sheet date, which the Company has paid by way of purchase instalments, and other capital expenditures together with capitalised loan interest. There was no interest capitalised in the cost of newbuildings for 2004 (2003 - $290,000). There were no newbuilding deliveries during 2004 (2003 - one). See
Note 26 for contractual commitments regarding newbuildings.

The Company has both an obligation and an option to purchase the VLCC Oscilla on expiry of a five-year time charter, which commenced in March 2000. The purchase price is equal to the outstanding mortgage debt under four loan agreements between lenders and the vessel's owning company. As at December 31, 2004 the outstanding mortgage debt of the Oscilla's owning company amounted to $26.4 million plus (Yen)330,259,045 (equivalent to $3.2 million). (2003--$36.0 million plus (Yen)674,645,262 (equivalent to $6.3 million)). Included in this amount at December 31, 2004 is debt of $7.1 million due to the Company (2003 - $9.0 million). The fair value assigned to this option and obligation is $8.4 million. Fair value was calculated at the time of purchase as the difference between the fair value of the vessel and the mortgage debt outstanding.

Oscilla is owned and operated by an unrelated special purpose entity. This entity owns the Oscilla, which is leased to a third party, and has no other activities. Prior to the adoption of FIN 46R, this special purpose entity was not consolidated by Frontline. We have determined that the entity that owns Oscilla is a variable interest entity and that Frontline is the primary beneficiary. At the current date we have been unable to obtain the accounting information necessary to be able to consolidate the entity that owns Oscilla. If the Company has exercised its option at December 31, 2004, the cost to the Company of the Oscilla would have been approximately $28.5 million and the maximum exposure to loss was $15.4 million.

The following table discloses information about the Company's activity with this non-consolidated entity in the three year period ended December 31, 2004:

--------------------------------------------------------------------------------
(in thousands of $)                                 Year ended December 31,
                                                2004          2003          2002
--------------------------------------------------------------------------------

Loan advances made                                --            --         1,489
Loan repayments received                       1,972         2,262           181
Interest income                                  989         1,247         1,147

On January 17, 2005 the Company exercised its option to acquire the VLCC Oscilla. The vessel was delivered to the Company on April 4 , 2005

12.  VESSELS AND EQUIPMENT, NET

--------------------------------------------------------------------------------
(in thousands of $)                                      2004              2003
--------------------------------------------------------------------------------
Cost                                                3,200,713         2,997,286
Accumulated depreciation                             (946,352)         (832,047)
--------------------------------------------------------------------------------
Net book value at end of year                       2,254,361         2,165,239
================================================================================

Included in the above amounts as at December 31, 2004 and 2003 is equipment with a net book value of $1.3 million and $0.9 million respectively. Depreciation expense for vessels and equipment was $137.0 million, $122.8 million, and $139.9 million for the years ended December 31, 2004, 2003 and 2002, respectively, including amounts recorded in discontinued operations.

13.  VESSELS UNDER CAPITAL LEASE, NET

--------------------------------------------------------------------------------
(in thousands of $)                                      2004              2003
--------------------------------------------------------------------------------
Cost                                                  835,746           853,169
Accumulated depreciation                             (116,904)          (88,043)
--------------------------------------------------------------------------------
Net book value at end of year                         718,842           765,126
================================================================================

Depreciation expense for vessels under capital lease was $46.3million, $24.0 million and $16.6 million for the years ended December 31, 2004, 2003 and 2002, respectively.

The outstanding obligations under capital leases are payable as follows:

--------------------------------------------------------------------------------
Year ending December 31,
(in thousands of $)
--------------------------------------------------------------------------------
2005                                                                     80,361
2006                                                                     80,877
2007                                                                     82,038
2008                                                                     82,976
2009                                                                    157,569
2010 and later                                                          656,419
--------------------------------------------------------------------------------
Minimum lease payments                                                1,140,240
--------------------------------------------------------------------------------
Less imputed interest                                                  (386,589)
--------------------------------------------------------------------------------
Present value of obligations under capital leases                       753,651
================================================================================

At December 31 2004, the Company held twelve vessels under capital leases (2003
- twelve). These leases are for terms that range from eight to twenty four years. Four of these vessels were sold by the Company in 2003 and leased back for a period of nine years with lessor's options to extend the charters for a further two years followed by a further two years. The Company has purchase options over eight of these vessels at certain specified dates and the lessor has options to put these vessels to the Company at the end of the lease term. Gains arising from the sale and leaseback transactions have been deferred and are being amortised over the lease terms.

The following table discloses information about the terms of the Company's leases of vessels contracted in which are accounted for as capital leases:

-----------------------------------------------------------------------------------------------------
Vessel               Expiry of     Extended Lease   Extended Lease      Company's       Lessor's Put
 (Type)              Mandatory       Periods at       Periods at     Purchase Option   Option Periods
                   Lease Period   Lessor's Option      Company's         Periods
                                                        Option
-----------------------------------------------------------------------------------------------------
Front Crown                2009         2010-2014        2013-2014      2009 to 2014             2014
(VLCC)
Front Chief                2009         2010-2014        2013-2014      2009 to 2014             2014
(VLCC)
Front Commander            2009         2010-2014        2013-2014      2009 to 2014             2014
(VLCC)
Front Eagle                2010         2011-2015        2014-2015      2010 to 2015             2015
(VLCC)
Front Melody               2011         2012-2015        2014-2015      2011 to 2015             2015
(Suezmax)
Front Symphony             2011         2012-2015        2014-2015      2011 to 2015             2015
(Suezmax)
Front Tina                 2011         2012-2015        2014-2015      2011 to 2015             2015
 (VLCC)
Front Commodore            2011         2012-2015        2014-2015      2011 to 2015             2015
(VLCC)
British Pioneer            2024              none         Note (2)          Note (1)             none
(VLCC)
British Progress           2025              none         Note (2)          Note (1)             none
(VLCC)
British Purpose            2025              none         Note (2)          Note (1)             none
(VLCC)
British Pride              2025              none         Note (2)          Note (1)             none
(VLCC)

Put options on vessels leased under leases classified as capital leases are recorded as part of the lease's minimum lease payments. Lease liabilities are amortised so that the remaining balance at the date the put option becomes exercisable is equal to the put option amount. An additional liability is recognised based on the amount, if any, by which the put option price exceeds the fair market value of the related vessel. At December 31, 2004 no such additional liability had arisen.

Note 1. The Company does not have options to purchase the vessel but it has first refusal if the vessel's owner offers the vessel for sale. Note 2. The Company has the right to terminate the lease at any time but only with permission of the charterer.

14.  INVESTMENT IN ASSOCIATED COMPANIES

At December 31, 2004, the Company has the following participation in investments that are recorded using the equity method:

--------------------------------------------------------------------------------
                                                                 2004       2003
--------------------------------------------------------------------------------
International Maritime Exchange ASA                            26.56%     18.01%
Front Tobago Shipping Corporation                              40.00%     40.00%
Dundee Navigation SA                                              --      50.10%
Edinburgh Naviagtion SA                                           --      50.10%
Ariake Transport Corporation                                      --      50.10%
Sakura Transport Corporation                                      --      50.10%
Tokyo Transport Corporation                                       --      50.10%
Hitachi Hull 4983 Ltd.                                            --      50.10%

Summarised balance sheet information of the Company's equity method investees is as follows:

--------------------------------------------------------------------------------
(in thousands of $)                                      2004               2003
--------------------------------------------------------------------------------
Current assets                                         32,741             38,057
Noncurrent assets                                      29,004            417,653
Current liabilities                                     1,978            115,323
Non current liabilities                                   (62)           205,087

Summarised statement of operations information of the Company's equity method investees is as follows:

--------------------------------------------------------------------------------
(in thousands of $ )                           2004          2003          2002
--------------------------------------------------------------------------------
Net operating revenues                       41,693       108,489        82,641
Net operating income                         33,923        91,732        25,740
Net income (loss)                            31,116        54,768       (16,149)

In December 2003, Frontline agreed with its partner, Overseas Shipholding, Group, Inc ("OSG"), to swap interests in six joint venture companies, which each own a VLCC. These agreements resulted in Frontline exchanging its interest in three vessels in exchange for OSG's interest in three other vessels, thereby increasing its interest in those vessels to 100% each. The exchanges of interests were completed on February 24, 2004. These transactions have been accounted for as a non-monetary exchange of productive assets. The Company received a net cash settlement of $2.3 million in the exchange transaction to reflect the difference in values of the assets exchanged and recognized a gain of $0.2 million.

In the second quarter of 2003, the Company recorded an impairment loss in the amount of $2.4 million related to its 50% interest in Golden Lagoon Corporation. In the third quarter, the Company entered into an agreement to sell this interest for an amount less than its carrying value. No gain or loss was subsequently recorded on the sale of this interest.

In the third quarter of 2003, the Company entered into an agreement to exchange its 33% interest in Ichiban Transport Corporation for a 17% interest in Tokyo Transport Corporation and a 17% interest of Hitachi Hull 4983 Ltd. with a net settlement cost of $0.4 million. At the time of signing the exchange agreement, the Company booked an impairment of $2.8 million in respect of its investment in Ichiban Transport Corporation. The exchange of investments in Ichiban, Tanabe and Hakata was then accounted for at book value of the assets exchanged.

Additionally, during the third quarter of 2003, the Company entered into an agreement regarding the acquisition of a 17% interest in Ariake Transport Corporation and a 17% interest in Sakura Transport Corporation for fair market value cash consideration of $10.2 million. The Company accounted for the acquisition of these interests at historical cost.

The Company held 50% of the shares of Golden Tide Corporation during the year ended December 31, 2002 and the six months ended June 30, 2003. The statement of operations includes 50% share of the earnings of Golden Tide Corporation for the year ended December 31, 2002 and the six months ended June 30, 2003. On June 30, 2003, the Company acquired the remaining 50% of the shares of Golden Tide Corporation for $9.5 million, being $2.4 million net of cash acquired, and has combined the assets, principally the vessel, and liabilities, principally the long-term debt, from that date. The statement of operations includes 100% of Golden Tide Corporation's earnings for the period from June 30, 2003 to December 31, 2003. At December 31, 2003 the Company determined that it was the primary beneficiary of Golden Fountain Corporation under FIN 46 and therefore consolidated the entity at that date.

In 2004, the Company's investment in International Maritime Exchange ASA increased to 26.56% as of December 31, 2004. Accordingly, the Company has changed our accounting treatment of the investment from a cost basis to the equity method. Prior years have not been restated as the impact was insignificant.

In December 2004, the vessel and all related balances in relation to the operation of Front Tobago was transferred from Front Tobago Inc to a new company Front Tobago Shipping Corporation. The Company's 40% investment in Front Tobago Inc was replaced with an investment in Front Tobago Shipping Corporation.

15.  INVESTMENT IN FINANCE LEASES

The consolidation of ITC as of December 31,2003 resulted in the Company recording a net investment in finance leases. Four Suezmax vessels are on long term charters to Chevron Transport Corporation ("Chevron"). Each charter has a term expiring on April 1, 2015 subject to Chevron's right to terminate on certain specified dates. Chevron has the right to terminate each charter on any of four, in the case of the double-hulled vessels, or three, in the case of the single-hulled vessel, termination dates which, for each vessel, occur at two-year intervals. Chevron is required to provide non-binding notice of its intent to exercise an option at least twelve months prior to the termination date. Irrevocable notice that the initial termination option will be exercised must be received nine months prior to the date and for each option subsequent to the initial termination option, irrevocable notice must be received seven months prior to the termination date. Chevron is required to pay the following termination payments on or prior to the remaining termination dates as follows:

--------------------------------------------------------------------------------
Approximate Termination Payments (in thousands of $)

Optional
Termination     Sirius Voyager   Altair Voyager   Cygnus Voyager   Virgo Voyager
Date
--------------------------------------------------------------------------------
April 1, 2005           12,260                            10,930
April 1, 2006                            11,110                            5,050
April 1, 2007           11,120                             9,910
April 1, 2008                            10,030                            4,570
April 1, 2009            9,970                             8,890
April 1, 2010                             8,940                            4,080
April 1, 2011                                              7,880

Chevron holds options to purchase each vessel for $1 on April 1, 2015 provided no earlier optional termination of the bareboat charter has occurred.

The following schedule lists the components of the net investment in finance lease:

--------------------------------------------------------------------------------
(in thousands of $)                                          2004          2003
--------------------------------------------------------------------------------
Total minimum lease payments to be received               177,046       203,674
Less: Unearned income                                     (55,894)      (67,269)
--------------------------------------------------------------------------------
Net investment in finance leases                          121,152       136,405
================================================================================

Lease payments under the charter agreement for each of the five succeeding years are as follows: $23.4 million in 2005, $20.6 million in 2006, $19.1 million in 2007, $18.2 million in 2008 and $17.2 million in 2009.

16.  DEFERRED CHARGES

Deferred charges represent debt arrangement fees that are capitalised and amortised on a straight-line basis to interest expense over the life of the debt instrument. The deferred charges are comprised of the following amounts:

--------------------------------------------------------------------------------
(in thousands of $)                                      2004              2003
--------------------------------------------------------------------------------
Debt arrangement fees                                  55,424            39,411
Accumulated amortisation                              (27,205)          (16,957)
--------------------------------------------------------------------------------
                                                       28,219            22,454
================================================================================

17.  OTHER LONG-TERM ASSETS

--------------------------------------------------------------------------------
(in thousands of $)                                        2004             2003
--------------------------------------------------------------------------------
Long-term debt receivable                                 7,051            9,023
Other                                                     6,043            1,096
--------------------------------------------------------------------------------
                                                         13,094           10,119
================================================================================

18.  ACCRUED EXPENSES

--------------------------------------------------------------------------------
(in thousands of $)                                        2004             2003
--------------------------------------------------------------------------------
Voyage expenses                                          18,182           11,520
Ship operating expenses                                  16,745            9,391
Administrative expenses                                   4,592            5,668
Interest expense                                         40,455           38,490
Taxes                                                       304              188
Other                                                       416           11,653
--------------------------------------------------------------------------------
                                                         80,694           76,910
================================================================================

19.  OTHER CURRENT LIABILITIES

--------------------------------------------------------------------------------
(in thousands of $)                                             2004        2003
--------------------------------------------------------------------------------
Dividends payable                                             32,157           7
Payable for purchases of marketable securities                36,321          --
Accrued charterhire                                              895      10,608
Related party payables                                         2,040          --
Other                                                          1,563         703
--------------------------------------------------------------------------------
                                                              72,976      11,318
================================================================================

Other current liabilities of $1,563 and $703 in 2004 and 2003 respectively consists of miscellaneous current liabilities.

20.  DEBT

--------------------------------------------------------------------------------
(in thousands of $)                                         2004           2003
--------------------------------------------------------------------------------

US Dollar denominated floating rate debt
(LIBOR + 0.70% to1.25%) due through 2011               1,026,771        937,937
Yen denominated floating rate debt
(LIBOR + 1.25%) due through 2007                          13,060        157,210
Fixed rate debt 0% due through 2005                        2,000          2,000
8.5% Senior notes                                        530,270        580,000
Serial loans due through 2006 (7.6% to 7.62%)             10,270         23,220
Serial First Preferred Mortgage Term Notes
(6.47% to 6.855%) due through 2010                        75,900         97,400
8.52% Term loans due 2015                                114,545        117,900
First Preferred Mortgage Term Notes
(7.84% to 8.04%) due through 2019                        366,200        366,200
--------------------------------------------------------------------------------
                                                       2,139,016      2,281,867
Credit facilities                                          2,729            550
--------------------------------------------------------------------------------
Total debt                                             2,141,745      2,282,417
Less: short-term and current portion of
long-term debt                                          (151,614)      (191,131)
--------------------------------------------------------------------------------
                                                       1,990,131      2,091,286
================================================================================

The outstanding debt as of December 31, 2004 is repayable as follows:

Year ending December 31,
(in thousands of $)

2005                                                                     151,613
2006                                                                     144,224
2007                                                                     142,947
2008                                                                     130,047
2009                                                                     114,563
2010 and later                                                         1,458,351
--------------------------------------------------------------------------------
Total debt                                                             2,141,745
================================================================================

The weighted average interest rate for the floating rate debt denominated in US dollars was 3.91 per cent as of December 31, 2004 (2003 - 3.08 per cent). The weighted average interest rate for the floating rate debt denominated in Yen was
1.38 per cent as of December 31, 2004 (2003 - 1.33 per cent). These rates take into consideration related interest rate swaps.

8.5% Senior Notes due 2013

On December 15, 2003, Ship Finance issued $580 million of senior notes. Interest on the notes accrues at the rate of 8.50% per annum and is payable in cash semi-annually in arrears on June 15 and December 15, commencing on June 15, 2004. As at December 31, 2004 the outstanding amount of Notes was $530.3 million (December 31, 2003 - $580.0 million).

$1,058.0 million syndicated senior secured credit facility

On February 17, 2004, Ship Finance entered into a senior secured credit facility agreement with a syndicate of banks with principal amount $1,058.0 million and a six year term. Obligations under the loan facility are secured by, amongst other things, all of Ship Finance's assets and the equity interests of vessel owning subsidiaries. The loan facility bears interest at the LIBOR rate plus 1.25% per year and may be prepaid on a pro-rata basis without penalty. As required under the terms of the facility, Ship Finance has entered into an interest rate swap to fix the interest on at least $500.0 million of the borrowings under the facility for a period of at least five years. The undrawn amount under this facility was $41.0 million at December 31, 2004 and the total amount outstanding was $948.6 million. This facility was refinanced in 2005 as discussed in Note 30.

Term and Serial Notes

ITC is the holding company for three separate structures involved in financing and leasing transactions. Two of these structures have Term Notes and Serial Notes maturing between 2006 and 2019. The Notes are collateralised by first preferred mortgages on the vessels owned by the ITC subsidiaries. As of December 31, 2004 the effective interest rate for the Term and Serial Notes was 7.85%

The 7.84% First Preferred Mortgage Term Notes due 2010 and the 8.04% First Preferred Mortgage Term Notes due 2019 are each subject to redemption through the operation of mandatory sinking funds according to the schedule of sinking fund redemption payments set forth below. The sinking fund redemption price is 100% of the principal amount of Term Notes being redeemed, together with accrued and unpaid interest to the date fixed for redemption.

Year ending December 31,
(in thousands of $)
2007                                                                       1,340
2008                                                                       5,765
2009                                                                       7,600
2010 and later                                                           351,495
--------------------------------------------------------------------------------
Total debt                                                               366,200
================================================================================

Term and Serial Loans

One of the ITC structures has Term Loans and Serial Loans from a third party maturing between 2006 and 2015. The Loans are collateralised by first preferred mortgages on the vessels owned by the ITC subsidiaries. Principal is repayable on the 8.52% Term loans due 2015 in accordance with a twelve-year sinking fund schedule. The tables below provide the revised scheduled sinking fund redemption amounts and final principal payment following termination of the related charters on each of the optional termination dates.

Scheduled       Charter not               Charter terminated
payment date    terminated
                               2005     2006     2007     2008     2009     2010
(in thousands of $)

2005                 6,542    3,355    3,187    3,355    3,187    3,355    3,187
2006                 9,526    3,330    3,187    6,339    3,187    6,339    3,187
2007                10,942    3,610    2,270    6,339    4,603    6,339    4,603
2008                10,942    3,920    2,460    3,390    4,603    6,339    4,603
2009                10,942    4,260    2,670    3,680    2,180    6,339    4,603
2010, and later     65,651   48,274   34,022   43,646   30,236   38,038   27,613
--------------------------------------------------------------------------------
Total              114,545   66,749   47,796   66,749   47,796   66,749   47,796
================================================================================

Certain of the fixed rate debt, floating rate debt, term notes and serial notes are collateralised by ship mortgages and, in the case of some debt, pledges of shares by each guarantor subsidiary. The Company's existing financing agreements impose operation and financing restrictions on the Company which may significantly limit or prohibit, among other things, the Company's ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into time or consecutive voyage charters or pay dividends without the consent of our lenders. In addition, our lenders may accelerate the maturity of indebtedness under our financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including our failure to comply with any of the covenants contained in our financing agreements. Various debt agreements of the Company contain certain covenants which require compliance with certain financial ratios. Such ratios include equity ratio covenants, minimum value clauses, and minimum free cash restrictions. As of December 31, 2004 and 2003, the Company complied with all the debt covenants of its various debt agreements.

21.  SHARE CAPITAL

Authorised share capital:

--------------------------------------------------------------------------------
(in thousands of $)                                              2004       2003
--------------------------------------------------------------------------------
125,000,000 ordinary shares of $2.50 each                     312,500    312,500
================================================================================

Issued and fully paid share capital:

--------------------------------------------------------------------------------
(in thousands of $, except share numbers)                        2004       2003
--------------------------------------------------------------------------------
74,825,169 ordinary shares of $2.50 each                      187,063    184,120
(2003 - 73,647,930)
================================================================================

The Company's ordinary shares are listed on the New York Stock Exchange, the Oslo Stock Exchange and the London Stock Exchange.

As at December 31, 2004, none of the unissued share capital of the Company is under option or is conditionally or unconditionally to be put under option. In 2004, 2003 and 2002, the Company issued 297,436, 251,364 and 59,000 ordinary shares respectively, in connection with the exercise of employee share options.

In 2004, the Company issued a total of 900,000 ordinary shares in two private placements to institutional investors. In July 2004, the Company issued 600,000 ordinary shares at a purchase price of NOK 246 per share, which was the equivalent of $35.84 per share at the time of the sale. In October 2004, the Company issued 300,000 ordinary shares at a purchase price of NOK 352 per share, which was the equivalent of $52.33 per share at the time of the sale.

On April 5, 2004, a Special General Meeting of the Company's shareholders approved the compulsory repurchase of all registered shareholdings of 49 or less of the Company's ordinary shares. Consequently, on April 6, 2004, the Company compulsorily repurchased and cancelled 20,197 ordinary shares at the closing market price of the ordinary shares on April 5, 2004 which was $31.22 per ordinary share.

In July 2004, Ship Finance issued 1,600,000 common shares to an institutional investor at $15.75 per share. The Company recorded an amount of $9.1 million in additional paid in capital as a result of this share issue.

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

22.  SHARE OPTION PLANS

The Company had in place a Bermuda Share Option Plan (the "Bermuda Plan") and a United Kingdom Share Option Plan (the "U.K. Plan"), both of which expired in 2004. Both share option plans have been accounted for as variable plans. Under the terms of the plans, the exercise price set on the grant of share options could not be less than the average of the fair market value of the underlying shares for the three dealing days before the date of grant. The number of shares granted under the plans could not in any ten year period exceed 7% of the issued share capital of the Company. No consideration was payable for the grant of an option. In 2001, the Bermuda Plan was amended to provide that the exercise price set on the grant can subsequently be adjusted so that dividends paid after the date of grant will be deducted from the exercise price. In 2004, the Bermuda Plan was amended to provide that all outstanding options that had not vested became immediately exercisable.

The following summarises the share options transactions relating to the Bermuda
Plan:

--------------------------------------------------------------------------------
(in thousands, except per share data)                         Shares    Weighted
                                                                         average
                                                                        exercise
                                                                           price
--------------------------------------------------------------------------------

Options outstanding at December 31, 2001                         360       $7.71
         Granted                                                 252      $11.90
         Exercised                                               (59)      $4.47
         Cancelled                                                (6)     $11.90
Options outstanding at December 31, 2002                         547      $11.24
     Granted                                                      --          --
     Exercised                                                  (250)      $6.86
     Cancelled                                                    --          --
Options outstanding at December 31, 2003                         297       $8.49
     Granted                                                      --          --
     Exercised                                                  (297)      $5.91
     Cancelled                                                    --          --
--------------------------------------------------------------------------------
Options outstanding at December 31, 2004                          --          --
================================================================================

Options exercisable at:
December 31, 2002                                                 187      $8.09
================================================================================
December 31, 2003                                                  94      $9.14
================================================================================
December 31, 2004                                                  --         --
================================================================================

At December 31, 2004, 2003 and 2002 there were no options remaining outstanding under the U.K. Plan.

There were no options granted in the years ended December 31, 2004 and 2003. The weighted average fair value of options granted under the Bermuda Plan in the year ended December 31, 2002 was $6.80. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model using the following weighted average assumptions:

--------------------------------------------------------------------------------
                                                                            2002
--------------------------------------------------------------------------------
Risk free interest rate                                                     2.8%
Expected life                                                            5 years
Expected volatility                                                          64%
Expected dividend yield                                                       0%

23.  FINANCIAL INSTRUMENTS

Interest rate risk management

In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. The Company has a portfolio of swaps that swap floating rate interest to fixed rate, which from a financial perspective hedge interest rate exposure. The Company does not hold or issue instruments for speculative or trading purposes. The counterparties to such contracts are J.P. Morgan Chase, Credit Agricole Indosuez, Deutsche Schiffsbank, Den norske Bank, Skandinaviska Enskilda Banken AB, Fortis Bank, Scotia Bank, Nordea Bank Norge ASA, Citibank, and HSH Nordbank. Credit risk exists to the extent that the counterparties are unable to perform under the contracts.

The Company manages its debt portfolio with interest rate swap agreements in U.S. dollars to achieve an overall desired position of fixed and floating interest rates. The Company has entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR:

--------------------------------------------------------------------------------
                                                                           Fixed
Principal                                  Inception         Maturity   Interest
                                                Date             Date       Rate
--------------------------------------------------------------------------------
(in thousands of $)
$50,000                                 January 2001     January 2006      5.64%
$50,000                                February 2004    February 2009      3.49%
$100,000                               February 2004    February 2009      3.49%
$50,000                                February 2004    February 2009      3.49%
$50,000                                February 2004    February 2009      3.35%
$50,000                                February 2004    February 2009      3.35%
$50,000                                February 2004    February 2009      3.35%
$50,000                                February 2004    February 2009      3.37%
$25,000                                February 2004    February 2009      3.32%
$25,000                                February 2004    February 2009      3.32%
$25,000                                February 2004    February 2009      3.33%
$25,000                                February 2004    February 2009      3.32%
$37,528 reducing monthly to $29,793     March 1998       March 2006        6.04%
$43,833 reducing monthly to $17,527   September 1998   September 2008      6.24%

As at December 31, 2004, the notional principal amounts subject to such swap agreements was $631.4 million (2003 - $140.5 million).

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

One of the Company's subsidiaries has Yen denominated long-term debt which as of December 31, 2004 stood at (Yen)1,346,522,756 and two of the Company's subsidiaries have charter contracts denominated in Yen with contracted payments as set forth in Note 7. There is a risk that currency fluctuations will have a negative effect on the value of the Company's cashflows.

From time to time the Company may enter into forward currency contracts for speculative purposes. At December 31, 2004 the Company had four forward currency contracts outstanding with a notional principal of (Yen)14.6 billion expiring February and March 2005 with exchange rates ranging from 102.5 to 103.7121.

Accordingly, such risk may have an adverse effect on the Company's financial condition and results of operations.

Forward freight contracts

The Company may enter into forward freight contracts and futures contracts in order to manage its exposure to the risk of movements in the spot market for certain trade routes for speculative purposes. Market risk exists to the extent that spot market fluctuations have a negative effect on the Company's cash flows and consolidated statements of operations. As at December 31, 2004, the notional principal amounts subject to such forward freight contracts and futures contracts was $37.0 million (2003: $49.9 million).

Fair Values

The carrying value and estimated fair value of the Company's financial instruments at December 31, 2004 and 2003 are as follows:

---------------------------------------------------------------------------------------------
                                                     2004        2004        2003        2003
(in thousands of $)                                  Fair    Carrying        Fair    Carrying
                                                    Value       Value       Value       Value
---------------------------------------------------------------------------------------------
Non-Derivatives:
Cash and cash equivalents                         105,702     105,702     124,189     124,189
Restricted cash                                   592,607     592,607     891,887     891,887
Marketable securities                              78,327      78,327          44          44
Floating rate debt and credit facilities        1,042,560   1,042,560   1,095,697   1,095,697
Fixed rate debt 0% due through 2005                 1,843       2,000       1,843       2,000
8.5% Senior notes                                 546,178     530,270     580,000     580,000
Serial loans due through 2006 (7.6% to 7.62%)      10,448      10,270      24,224      23,220
Serial First Preferred Mortgage Term Notes         78,350      75,900     103,154      97,400
(6.47% to 6.855%) due through 2010
8.52% Term loans due 2015                         131,297     114,545     131,839     117,900
First Preferred Mortgage Term Notes (7.84% to     393,187     366,200     353,792     366,200
8.04%) due through 2019 Derivatives:
Interest rate swap transactions receivable          7,737       7,737          --          --
Interest rate swap transactions payable           (5,482)     (5,482)     (9,216)     (9,216)
Forward freight contracts                           6,753       6,753          78          78
Forward currency contracts                          (949)       (949)          --          --

The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value.

The estimated fair value of marketable securities is based on the quoted market price of these or similar instruments when available.

The estimated fair value for floating rate long-term debt is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis. The estimated fair value for fixed rate long-term senior notes is based on the quoted market price. The estimated fair value for the remaining fixed rate long-term loans and notes is based on the quoted market price of these or similar instruments when available.

The fair value of interest rate swaps is estimated by taking into account the cost of entering into interest rate swaps to offset the Company's outstanding swaps.

The fair value of forward freight contracts is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date.

Concentrations of risk

There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Skandinaviska Enskilda Banken, BNP Paribas, Den norske Bank and Nordea Bank Norge. There is a concentration of credit risk with respect to restricted cash to the extent that substantially all of the amounts are carried with Pacific Life, The Bank of New York, HSBC Midland, CIBC World Markets and JP Morgan Chase. However, the Company believes this risk is remote as these banks are high credit quality financial institutions.

The majority of the vessels' gross earnings are receivable in U.S. dollars. During the year ended December 31, 2004, two customers each accounted for more than 10% of our consolidated operating revenues. In 2003 and 2002, no customer accounted for 10 % or more of freight revenues.

24.  RELATED PARTY TRANSACTIONS

In February 2001, the Company acquired newbuilding contracts from Seatankers Management Co. Ltd for the construction and purchase of three VLCC tankers at the Hitachi shipyard in Japan. These contracts were acquired for the original contract price of $72 million each plus $0.5 million per contract. These three newbuildings were delivered in 2002. Seatankers Management Co. Ltd is indirectly controlled by John Fredriksen who is Frontline's Chairman, Chief Executive Officer and a major stockholder.

In May 1998 the Company acquired ITC from a third party in an arms length transaction for a price of $9.5 million. The Company's investment in ITC was subsequently sold to Hemen for $9.5 million with effect from July 1, 1998. On July 1, 2003, the Company purchased a call option to acquire all of the shares of ITC from Hemen for a total consideration of $4.0 million plus 4 percent interest per year. Hemen is indirectly controlled by John Fredriksen. On May 27, 2004 the Company exercised this option. The total purchase price paid to Hemen for ITC was $14.1 million which comprised a payment of $10.0 million for the purchase option and a payment of $4.1 million to exercise the option. This purchase price represents the initial arms length price paid by the Company in May 1998 plus an interest component calculated from that date. The Company initially recorded the $10.0 million paid in 2003 on the Company's balance sheet as an asset at cost. In December 2003 the Company implemented the provisions of FIN 46 and consequently was required to consolidate ITC. The consolidation of ITC resulted in the Company recording a $25.2 million expense as the cumulative effect of a change in accounting principle in accordance with the guidance of FIN 46. The Company accounted for the exercise payment in 2004 as an addition to the total purchase price for ITC and specifically as an addition to the recorded cost of the underlying long-term assets, being the vessels owned by ITC. The results of ITC have been reflected in the consolidated results of the Company.The following table reflects unaudited pro-forma combined results of operations of the Company for 2003:

--------------------------------------------------------------------------------
                                                                            2003
(in thousands of $)                                                  (Unaudited)
--------------------------------------------------------------------------------
Total operating revenues                                                  56,202
Net income                                                                 3,023
Basic earnings per share                                                   $0.04
Diluted earnings per share                                                 $0.04

In June 2004, the Company drew down $49.5 million under a short-term loan facility from a related party and used the proceeds to repay Yen denominated debt of (Yen)5.5 billion (equivalent to $49.4 million). This short-term loan facility was repaid in August 2004.

In June 2004, the Company participated in a bidding process to acquire from the Indonesian state oil enterprise's shipping division, PT Pertamina (Persero) two VLCCs that were under construction by Hyundai Heavy Industries Co. Ltd. The Company was successful in this process and nominated two single purpose companies, Windstar Marine Inc. ("Windstar") and Speed Shipping Corp. ("Speed"), to acquire the vessels for total consideration of $184 million. Windstar and Speed are controlled by Hemen. Hemen took delivery of these vessels in July and September, 2004.

In November 2004, the Company formed Golden Ocean as a wholly owned subsidiary for the purpose of transferring, by way of contribution, certain dry bulk shipping interests held by the Company. These assets were transferred to Golden Ocean on December 1, 2004 and a summary of the assets and liabilities contributed is as follows:-

--------------------------------------------------------------------------------
(in thousands of $)
--------------------------------------------------------------------------------
Vessels and equipment, net                                                48,918
Long-term debt                                                            48,950
Cash and other assets and liabilities, net                                22,418

The assets and liabilities contributed by Frontline are recorded at their historical net book values as recorded in Frontline's consolidated financial statements. Golden Ocean was spun-off on December 15, 2004 to Frontline's shareholders. See Note 28.

In the years ended December 31, 2004, 2003 and 2002, Frontline provided services to Seatankers Ltd ("Seatankers"). These services comprise management support and administrative.

In the years ended December 31, 2003 and 2002 Frontline provided management support and administrative services to Osprey Maritime Ltd ("Osprey").

In the years ended December 31, 2004, 2003 and 2002, Frontline provided services to Golar LNG Limited ("Golar") and Northern Offshore Ltd ("Northern Offshore"). The services provided include management support, corporate and administrative services. The Company has also rented office space to Northern Oil ASA ("Northern Oil").

In the year ended December 31, 2004, Frontline provided certain administrative services under the terms of an administrative management contract with Golden Ocean.

Golar, Northern Offshore, Northern Oil, Osprey and Seatankers are each indirectly controlled by John Fredriksen. The Company recognises the fees paid by these companies as a reduction in total administrative expenses.

A summary of amounts earned and balances with related parties is as follows:

--------------------------------------------------------------------------------
Amounts earned from related parties (in $'000s)
                                                     Year ended December 31,
                                                2004          2003          2002
--------------------------------------------------------------------------------
Seatankers                                        49           108           254
Osprey                                            --            52            42
Golar                                            495           261           391
Northern Offshore                                 25           134           174
Northern Oil                                      92            98            74
Golden Ocean                                       8            --            --

--------------------------------------------------------------------------------
Balances with related parties (in $'000s)                   As of December 31,
Receivable (payable)                                     2004               2003
--------------------------------------------------------------------------------
Seatankers                                                907                 18
Osprey                                                     --                 19
Golar                                                    (186)                79
Northern Offshore                                          46                  2
Golden Ocean                                           (1,854)                --

The Company leases office premises in Oslo from a related party. Rental expense in the years ended December 31, 2004, 2003 and 2002 were $0.7 million, $0.7 million and $0.6 million respectively.

25.  MINORITY INTEREST AND NON-CASH DIVIDENDS

The Company accounts for pro-rata distributions to owners in a spin-off at the book value of shares distributed and accounts for non pro-rata distributions to owners in a spin-off at the fair value of shares distributed.

On June 16, 2004, the Company completed the pro-rata partial spin off of Ship Finance and distributed 25% of Ship Finance's common shares to the Company's shareholders with each shareholder receiving one share in Ship Finance for every four shares held in the Company. The value of the non-cash dividend and the corresponding increase in minority interests has been established as $142.5 million, representing 25% of the book value of Ship Finance on the date of distribution.

On September 24, 2004 the Company completed a further pro-rata partial spin off of Ship Finance and distributed 9.9% of Ship Finance's common shares to the Company's shareholders with each shareholder receiving one share in Ship Finance for every ten shares held in the Company. The value of the non-cash dividend and the corresponding increase in minority interests has been established as $59.8 million, representing 9.9% of the book value of Ship Finance on the date of distribution.

On December 13, 2004 the Company completed the non pro-rata spin off of its subsidiary Golden Ocean and distributed 76.0% of Golden Ocean's common shares to the Company's shareholders with each qualifying shareholder receiving three shares in Golden Ocean for every one share held in the Company. Non qualifying shareholders received a cash equivalent of $1.80 per Frontline share held. The value of the non-cash dividend has been established as $102.3 million, representing 76.0% of the fair value of Golden Ocean on the date of distribution. Fair value was established by using the average price of Golden Ocean's shares over the first five trading days after the shares were listed on the Oslo Stock Exchange.

On December 15, 2004 the Company completed a further pro-rata partial spin off of Ship Finance and distributed 13.3% of Ship Finance's common shares to the Company's shareholders with each shareholder receiving two shares in Ship Finance for every fifteen shares held in the Company. The value of the non-cash dividend and the corresponding increase in minority interests has been established as $85.7 million, representing 13.3% of the book value of Ship Finance on the date of distribution.

26.  COMMITMENTS AND CONTINGENCIES

Assets Pledged

--------------------------------------------------------------------------------
(in thousands of $)                                       2004              2003
--------------------------------------------------------------------------------
Ship mortgages                                       2,253,098         2,164,340
Restricted bank deposits                               592,607           891,887
--------------------------------------------------------------------------------
                                                     2,845,705         3,056,227
================================================================================

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

The charterer of one of the Company's vessels has contractual rights to participate in the profit on sale of that vessel. The charterer is entitled to 50% of the profit realised on any qualifying sale. The vessel may only be sold if the profit from sale will exceed $3.0 million. Profit is defined as sale proceeds less debt outstanding in the relevant profit share agreements.

The charterer of the Company's vessel, Navix Astral, holds a purchase option denominated in yen to purchase the vessel. The purchase option reduces on a sliding scale over the term of the related charter and is at a strike price that is in excess of the related debt on the vessel. The option is exercisable at any time after the end of the seventh year of the charter. As at December 31, 2004, the option price would have been approximately $52.4 million.

At December 31, 2004, the Company had twelve vessels that were sold by the Company at various times during the period from November 1998 to December 31, 2003, and leased back on charters that range for periods of eight to twelve and a half years with options on the lessors' side to extend the charters for periods that range up to five years. Eight of these charters are accounted for as capital leases and four are accounted for as operating leases. The Company has purchase options at certain specified dates and the lessor has options to put the vessels on the Company at the end of the lease terms for all of these twelve vessels. The total amount that the Company would be required to pay under these put options with respect to the operating leases is $56.8 million.

At December 31, 2004 Chevron Transport Corporation charters four vessels on long-term bareboat charters recorded as investments in finance leases. Chevron holds options to purchase each vessel for $1 on April 1, 2015 provided no earlier optional termination of the bareboat charter has occurred. Details of Chevron's optional termination dates for the charters are contained in Note 15.

At December 31, 2004 the Company had two contracts for the construction of two VLCC newbuildings, scheduled for delivery in 2006. At December 31, 2004, the Company is committed to make further instalments of $142.7 million.

27.  SUPPLEMENTAL INFORMATION

Non-cash investing and financing activities included the following:

-------------------------------------------------------------------------------------
(in thousands of $)                                      2004        2003        2002
-------------------------------------------------------------------------------------
Sales of vessels:
Proceeds received in the form of shares                    --      14,160          --

Sale and leaseback of vessels:
Additions to vessels under capital leases, net             --     218,844      68,167
Incurrence of obligations under capital leases             --    (218,844)    (68,167)

Exchange of interests in associated companies:
Additions to investments in associated companies       96,072       9,902          --
Disposals of investments in associated companies      (96,072)     (9,902)         --

Acquisition of subsidiaries and businesses:
Assets acquired, including goodwill                        --      75,949          --
Liabilities assumed and incurred                           --      53,470          --

Exercise of employee share options:
Non-cash proceeds recorded for issuance of shares:      7,585       2,685          --

Stock dividends:
Spin-off of Golden Ocean (1)                          102,335          --          --
Spin-off of Ship Finance (2)                          287,995          --          --

Purchase of marketable securities:
Forward contract                                       25,084          --          --

(1) In the year ended December 31, 2004, the Company spun off 170.6 million shares of Golden Ocean in a non pro-rata share distribution accounted for at fair value.

(2) In the year ended December 31, 2004 the Company spun off 35.9 million shares of Ship Finance in pro-rata share distributions accounted for at book value.

28.  DISCONTINUED OPERATIONS

During the years ended December 31, 2004 and 2002, the Company disposed of portions of its dry bulk operations. In 2004, these dry bulks were disposed of in connection with the spin off of Golden Ocean. The portions disposed of have been recorded as discontinued operations in accordance with the requirements of FAS 144 adopted on January 1, 2002 as the operations and cash flows of the operations have been eliminated from the ongoing operations of the Company as a result of the disposal and the Company will not have any significant continuing involvement in these dry bulk operations in the future. As a result, the statement of operations for the years ended December 31, 2003 and 2002 have been restated to report the results of the dry bulk interests disposed of under the caption "discontinued operations". These activities have previously been reported in the dry bulk carriers segment (See Note 4). The Company has two dry bulk newbuildings scheduled for delivery in 2005. Golden Ocean has the option to acquire these vessels from the Company and the assets have been classified as held for sale and reported within Other Current Assets. As at December 31, 2004, the Company had one remaining dry bulk carrier which is reported under continuing operations.

The following table presents the information required by FAS 144 in respect of discontinued operations:

--------------------------------------------------------------------------------
(in thousands of $)                                    2004      2003      2002
--------------------------------------------------------------------------------
Carrying amount of assets disposed of                72,592        --    95,548
Carrying amount of debt or lease retired             48,950        --    70,215

Amounts recorded in discontinued operations
   Operating revenues                                30,498    15,510    21,341
   Net income (loss) before cumulative effect of    116,954     4,161    (5,209)
   change in accounting principle
   Gain (loss) on disposal                           99,505        --    (3,109)

================================================================================

The gain on disposal of $99.5 million in 2004 comprises of $84.6 million from to the distribution of 170,558,775 shares of Golden Ocean (equivalent of 76.0% of outstanding shares) and $14.9 million from the sale of 30 million shares (equivalent of 13.4% of outstanding shares) which were sold on behalf of certain of the Company's U.S. shareholders who were excluded from the distribution of shares as discussed in Note 1.

The fair value of the spin off of Golden Ocean was determined to be $0.60 per Golden Ocean share (equivalent to NOK 3.71) by reference to the quoted share price of Golden Ocean on the Oslo Stock Exchange. In each of the first five days of trading on the Oslo Stock Exchange, the Company sold six million Golden Ocean shares in order to fund the cash portion of the distribution.

The Company has used NOK 3.71 (US$0.60) as the fair value in calculating the gain on the distribution of shares and cash. The $84.6 million gain on the distribution of shares and cash has been calculated as the difference between the fair value of the shares distributed of $102.3 million and their book value of $17.7 million. The $14.9 million gain on the sale of shares is calculated as the difference between the sale proceeds of $18.0 million and the book value of the shares of $3.1 million.

As at December 31, 2004, the Company held 23,918,832 Golden Ocean shares representing 10.6% of the shares outstanding. This is reported under Marketable Securities (see Note 8) and the shares were subsequently sold in 2005 ( see Note
30).

29.  POOL REVENUES

Voyage charter revenues include pool revenues. Certain pools are responsible for paying voyage expenses and distribute net pool revenues to the participants while other pools require the participants to pay and account for voyage expenses, and distribute gross pool revenues to the participants such that the participants' resulting net pool revenues are equal to net pool revenues calculated according to the agreed formula. An analysis of the Company's pool revenues included within voyage revenues is as follows:

--------------------------------------------------------------------------------
(in thousands of $)                                 2004        2003        2002
--------------------------------------------------------------------------------
Pool earnings allocated on gross basis            78,430      45,749      27,914
Pool earnings allocated on net basis             117,179      65,799     120,188
--------------------------------------------------------------------------------
Total pool earnings                              195,609     111,548     148,102
================================================================================

30.  SUBSEQUENT EVENTS

On January 28, 2005 and February 23, 2005 the Board of Frontline approved stock dividends by means of further spin-offs of the shares in its subsidiary Ship Finance. On February 18, 2005, each shareholder of Frontline received one share of Ship Finance for every four shares of Frontline and on March 24, 2005 each shareholder of Frontline received one share of Ship Finance for every ten shares of Frontline held. Following these transactions Frontline's shareholding in Ship Finance is approximately 15.8%.

On February 23, 2005, the Board of Frontline declared a dividend of $3.50 per share that was paid on March 18, 2005.

In January 2005, the Company acquired the VLCCs Front Century and Front Champion for a total price of $141.9 million pursuant to the exercise of purchase options. The vessels were previously chartered in by the Company under operating leases. The vessels were immediately sold to Ship Finance for a total of $196.0 million, and chartered back on 199 and 204 month charters, respectively, following the structure in place for other vessels chartered from Ship Finance.

In January 2005, Ship Finance announced the sale of the Suezmax Front Fighter for $68.25 million. The vessel was delivered to its new owners in March, 2005. The Company's charter of the Front Fighter from Ship Finance will be cancelled as a result of this sale.

In January 2005, Ship Finance exercised its option to acquire the VLCC Oscilla from an unrelated third party. The vessel was delivered in April 2005 and renamed Front Scilla.

On February 2, 2005 the Company sold 23,918,832 shares in Golden Ocean (equivalent to 10.66% of the total shares) through market transactions. The shares were sold at an average price of NOK 4.20 (equivalent to $0.69).

In February 2005, Ship Finance refinanced its existing secured credit facility with a new $1,131.0 million secured credit facility. The new facility bears interest at LIBOR plus a margin of 0.7%, is repayable over a term of 6 years and has similar security terms to the repaid facility.

In March 2005, the Company acquired the VLCC Golden Victory for $75.0 million pursuant to the exercise of its purchase option. The vessel was previously chartered in by the Company under an operating lease. The vessel owning company was immediately be sold to Ship Finance for $98.0 million, and chartered back on a 204 month charter, following the structure in place for other vessels chartered from Ship Finance.

On March 22, 2005, the Company entered into an agreement to sell the remaining dry bulk vessel Cos Hero. The vessel is expected to be delivered to its new owners in August 2005.

On March 28, 2005, Chevron gave non-binding notice of its intent to exercise its first termination option on the single hull vessel Virgo Voyager. Irrevocable notice was received on April 21, 2005 and the vessel will be redelivered on or about April 1, 2006.

In May 2005, Ship Finance announced the sale of the three Suezmax tankers, Front Lillo, Front Emperor and Front Spirit for a total consideration of $92.0 million. The vessels are expected to be delivered to their new owners by July 2005. Concurrently, Ship Finance also agreed to buy a further three vessels from Frontline, namely Front Traveller, Front Transporter, and Front Target, for an aggregate amount of $92.0 million. The time charter and management arrangements between Ship Finance and Frontline have been cancelled for the three sold vessels and will be replaced with new agreements on similar terms for the vessels acquired.

     In May 2005 Ship Finance entered into an agreement with parties affiliated with Hemen to acquire two vessel owning companies, each owning one 2005 built containership for a total consideration of $98.6 million. The first vessel, the Sea Alpha, was delivered in May 2005, and the Sea Beta will be delivered from the ship yard in September 2005. The Sea Alpha is currently trading on a medium term time charter to an unrelated third party.

Ship Finance entered into an agreement in June 2005 with parties affiliated with Hemen to acquire two vessel owning companies, each owning one 2004 built VLCC, for a total consideration of $184 million.

     In June 2005, the Company announced that it had agreed to purchase 65.8% of the outstanding shares in Bershav Holding AS and 21.9% of the outstanding shares in Bergshav Shipholding AS for $50.0 million. The shares represent 60.2% of the outstanding shares in Bergshav Shipholding AS but represent only 21.9% of the voting rights The acquisition is conditional on the remaining shareholders not exercising their pre-emption rights.

Index to Consolidated Financial Statements of Independent Tankers Corporation

Report of Independent Registered Public Accounting Firm                     F-41
Consolidated Statements of Operations for the years ended December 31,
2004 and  2003                                                              F-42
Consolidated Balance Sheets as of December 31, 2004 and 2003                F-43
Consolidated Statements of Cash Flows for the years ended December 31,
2004 and 2003                                                               F-44
Consolidated Statements of Changes in Stockholders' Equity for the
years ended December 31, 2004 and 2003                                      F-45
Notes to Consolidated Financial Statements                                  F-46

Report of Registered Public Accounting Firm
-------------------------------------------

To the Board of Directors
Independent Tankers Corporation

We have audited the accompanying consolidated balance sheets of Independent Tankers Corporation as of December 31, 2004 and 2003 and the related consolidated statements of operations and retained earnings, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Independent Tankers Corporation at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.


Grant Thornton LLP

New York, New York
June 21, 2005

Independent Tankers Corporation
Consolidated Statements of Operations for the years ended December 31, 2004 and 2003
(in thousands of $, except per share data)

                                                          2004             2003

Operating revenues
  Bareboat charter revenues                             56,202           56,202
--------------------------------------------------------------------------------
  Total operating revenues                              56,202           56,202
--------------------------------------------------------------------------------
Operating expenses
  Administrative expenses                                  756              717
  Depreciation and amortisation                         20,431           20,532
--------------------------------------------------------------------------------
  Total operating expenses                              21,187           21,249
--------------------------------------------------------------------------------
Net operating income                                    35,015           34,953
--------------------------------------------------------------------------------
Other income (expenses)
  Interest income                                       34,732           36,046
  Interest expense                                     (65,506)         (68,281)
  Other                                                    255              305
--------------------------------------------------------------------------------
  Net other expenses                                   (30,519)         (31,930)
--------------------------------------------------------------------------------
Net income                                               4,496            3,023
================================================================================

See accompanying Notes that are an integral part of these Consolidated Financial Statements

Independent Tankers Corporation
Consolidated Balance Sheets as of December 31, 2004 and 2003
(in thousands of $)

                                                               2004        2003
ASSETS
Current Assets
  Cash and cash equivalents                                   8,824       9,727
  Restricted cash                                           325,877     323,807
  Interest receivable and accrued income                      2,614       2,982
  Net investment in finance lease, current portion           13,487      15,511
--------------------------------------------------------------------------------
  Total current assets                                      350,802     352,027
Vessels, net                                                134,609     141,017
Vessels under capital lease, net                            292,359     305,431
Net investment in finance lease, long term portion          107,663     120,894
Deferred charges                                              6,560       7,512
--------------------------------------------------------------------------------
  Total assets                                              891,993     926,881
================================================================================

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities
  Short-term debt and current portion of long-term debt      37,082      37,805
  Accrued expenses                                           32,962      33,916
  Other current liabilities                                   1,514       1,514
--------------------------------------------------------------------------------
  Total current liabilities                                  71,558      73,235
Long-term liabilities
  Long-term debt                                            529,833     566,915
  Obligations under capital leases                          294,935     295,560
--------------------------------------------------------------------------------
  Total liabilities                                         896,326     935,710

Stockholders' deficit
  Share capital                                                   1           1
  Additional paid in capital                                  8,636       8,636
  Accumulated deficit                                       (12,970)    (17,466)
--------------------------------------------------------------------------------
  Total stockholders' deficit                                (4,333)     (8,829)
--------------------------------------------------------------------------------
  Total liabilities and stockholders' deficit               891,993     926,881
================================================================================

See accompanying Notes that are an integral part of these Consolidated Financial Statements

Independent Tankers Corporation
Consolidated Statements of Cash Flows for the years ended December 31, 2004 and 2003

(in thousands of $)                                             2004       2003

Operating activities
Net income                                                     4,496      3,023
Adjustments to reconcile net income to net cash
provided by operating activities:
  Depreciation and amortisation                               20,431     20,483
  Recognition of unearned income                                (256)      (256)
  Changes in operating assets and liabilities,
  net of effect of acquisitions:
  Interest receivable and accrued income                         368        495
  Accrued expenses                                              (954)      (880)
--------------------------------------------------------------------------------
  Net cash provided by operating activities                   24,085     22,865
--------------------------------------------------------------------------------
Investing activities
  Placement of restricted cash                                (2,069)    (1,249)
  Repayment of investments in finance leases                  15,511     17,312
--------------------------------------------------------------------------------
  Net cash used in investing activities                       13,442     16,063
--------------------------------------------------------------------------------
Financing activities
  Repayments of long-term debt                               (37,805)   (38,260)
  Payment of obligations under capital leases                   (625)    (1,352)
--------------------------------------------------------------------------------
  Net cash (used in) provided by financing activities        (38,430)   (39,612)
--------------------------------------------------------------------------------
Net decrease in cash and cash equivalents                       (903)      (684)
Cash and cash equivalents at beginning of year                 9,727     10,411
Cash and cash equivalents at end of year                       8,824      9,727
================================================================================
Supplemental disclosure of cash flow information:
  Interest paid                                               51,389     46,140
================================================================================

See accompanying Notes that are an integral part of these Consolidated Financial Statements

Independent Tankers Corporation
Consolidated Statements of Changes in Stockholders' Equity for the year ended December 31, 2004 and 2003
(in thousands of $, except number of shares)

                                                          2004             2003
NUMBER OF SHARES OUTSTANDING
Balance at beginning of year                             1,000            1,000
Shares issued                                               --               --
--------------------------------------------------------------------------------
Balance at end of year                                   1,000            1,000
--------------------------------------------------------------------------------

SHARE CAPITAL
Balance at beginning of year                                 1                1
Shares issued                                               --               --
--------------------------------------------------------------------------------
Balance at end of year                                       1                1
--------------------------------------------------------------------------------

ADDITIONAL PAID IN CAPITAL
Balance at beginning of year                             8,636            8,636
Shares issued                                               --               --
--------------------------------------------------------------------------------
Balance at end of year                                   8,636            8,636
--------------------------------------------------------------------------------

RETAINED EARNINGS
Balance at beginning of year                           (17,466)         (20,489)
Net income                                               4,496            3,023
--------------------------------------------------------------------------------
Balance at end of year                                 (12,970)         (17,466)
--------------------------------------------------------------------------------
Total Stockholders' Equity                              (4,333)          (8,829)
--------------------------------------------------------------------------------

See accompanying Notes that are an integral part of these Consolidated Financial Statements

Independent Tankers Corporation
Notes to Consolidated Financial Statements

1.   GENERAL

     Independent Tankers Corporation ("ITC" or the "Company") is a Cayman Islands company engaged in the ownership, chartering and operation of oil tankers . The Company is a wholly-owned subsidiary of Frontline Ltd ("Frontline"), a publicly listed Bermuda company and operates through subsidiaries located in the Isle of Man and the Bahamas. The Company operates tankers of two sizes: very large crude carriers ("VLCCs") which are between 200,000 and 320,000 deadweight tons ("dwt"), and Suezmaxes, which are vessels between 130,000 and 150,000 dwt. The Company was incorporated on April 8, 1998 for the purpose of acquiring three separate entities involved in financing and leasing transactions:

     The Windsor Petroleum Group of Companies

     In 1997, Windsor Petroleum Transport Corporation ("WPTC"), a subsidiary of the Company, issued $239,100,000 7.84% First Preferred Mortgage Term Notes and $111,700,000 Serial First Preferred Mortgage Notes (together the "Windsor Notes") as agent for four Isle of Man public limited companies (the "Windsor Companies"). The proceeds from the from the offering and sale of the Windsor Notes have been used by the Windsor Companies in relation to the leasing and chartering of four very large crude carriers built in 1999 and 2000 ("Windsor VLCCs"). A portion of the initial proceeds from the Windsor Notes was placed on deposit (the "Head Lease Support Deposits") and the balance of the proceeds were invested in a restricted investment, being a guaranteed investment contract.

     The Windsor Companies have each entered into a lease (the "Head Leases") in respect of one of the Windsor VLCCs, pursuant to lease agreements with lessors which hold title to the Windsor VLCCs. The Windsor Companies' obligations under the Head Leases are secured by letters of credit. The Windsor Companies have in turn chartered out the Windsor VLCCs on bareboat charters.

     The Golden State Group of Companies

     In 1996, Golden State Petroleum Transport Corporation, a subsidiary of the Company, issued $127,100,000 8.04% First Preferred Mortgage Term Notes and $51,700,000 Serial First Preferred Mortgage Notes (together the "Golden State Notes"), as agent for two Isle of Man public limited companies (the "Golden State Companies"). The proceeds from the offering and sale of the Golden State Notes were used by the Golden State Companies to fund the construction of two VLCCs (the "Golden State VLCCs") that were delivered to the Golden State Companies in 1998 and 1999. On delivery, the Golden State VLCCs were chartered out on bareboat charters each with an initial term of eighteen years with the charterer having an option to terminate the charters on the eighth anniversary of the respective delivery date of each Golden State VLCC.

     The California Petroleum Group of Companies

     In 1995, California Petroleum Transport Corporation, a Delaware corporation, issued as full recourse obligations $117,900,000 8.52% First Preferred Mortgage Notes Due 2015 and $167,500,000 Serial First Preferred Mortgage Notes (together the "California Petroleum Notes"), as agent for one Isle of Man limited companies and three Bahamian limited companies (the "California Petroleum Companies"). The proceeds from the sale of the California Petroleum Notes were applied by way of long-term loans to the California Petroleum Companies to fund the acquisition of four suezmax tankers. On acquisition, these suezmaxes were chartered out on long-term bareboat charters expiring in 2015 subject to optional termination dates prior to that date. On April 1, 2005 Bahamas III received irrevocable notice from Chevron to terminate the bareboat charter on April 1, 2006, See
     Note 16.

2.   ACCOUNTING POLICIES

     Basis of presentation

     The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The consolidated financial statements include the assets, liabilities, revenues and expenses of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

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

     Cash and cash equivalents

     The Company considers all highly liquid investments with a maturity date of three months or less when purchased to be cash equivalents.

     Restricted cash

     Restricted cash consists of bank deposits which may only be used to settle certain pre-arranged loan or lease payments, minimum deposits, and management fees which must be maintained in accordance with contractual arrangements.

     Vessels

     The cost of the vessels less estimated residual value is depreciated on a straight-line basis over the vessels' estimated remaining economic useful lives. The estimated economic useful life of the Company's vessels is 25 years.

     Vessel under capital lease

     The Company charters in certain vessels under agreements that are classified as capital leases. Depreciation of vessels under capital lease is included within depreciation expense in the Statement of Operations. Vessels under capital lease are depreciated on a straight-line basis over the vessels' estimated remaining economic useful lives.

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

     Investment in finance leases

     The Company charters out certain vessels under agreements that are classified as direct financing leases. The minimum payments under the charter agreements are recorded as the gross investment in the finance lease. The difference between the gross investment in the finance lease and the cost of the vessel is recorded as unearned income. Throughout the term of the charter agreement, the Company records as revenue interest income and unearned income, which is amortized to income over the life of the charter agreement to produce a constant periodic rate of return on the net investment in the finance lease.

     Deferred Charges

     Deferred charges comprise expenses incurred in connection with the structuring of the financing transactions and issuance of debt. Such expenses are being amortized over the life of the debt using the effective interest method.

     Discount on loans

     Discount on issue of certain of the Company's long-term debt, is being amortized over the respective periods to maturity of the debt as described in Note 10.

     Revenue and expense recognition

     Revenue and expenses are recognized on the accrual basis. Revenues are substantially generated from bareboat charter hires and are recorded over the term of the charter as service is provided. Interest receivable on the Serial Loans and on the Term Loans is accrued on a daily basis. Interest payable on the Serial Mortgage Notes and on the Term Mortgage Notes is accrued on a daily basis.

     Financial instruments

     In determining fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of financial instruments including long-term debt, standard market conventions and techniques are used to determine fair value. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

3.   ADOPTION OF NEW ACCOUNTING STANDARDS

     In December 2004, the FASB issued Statement of Financial Accounting Standards 153 Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29 ("SFAS 153"). APB Opinion No. 29 Accounting for Nonmonetary Transactions ("APB 29") provides that accounting for nonmonetary transactions should be measured based on the fair value of the assets exchanged but allows certain exceptions to this principle. SFAS 153 amends APB 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that don't have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 and shall be applied prospectively. As such, adoption of SFAS 153 will not have an effect on the Company's results.

4.   TAXATION

     Cayman Islands

     Under Cayman Islands Tax Concessions Law (1995 Revision) Section 6, the Company is not required to pay taxes on either income, gains or appreciations. The company has received written assurance from the Govenor in Council in the Cayman Islands that the Company will be exempt until the year 2018.

     Other jurisdictions

     Certain of the Company's subsidiaries are incorporated in the Bahamas and Isle of Man. Under these jurisdictions the Company is not liable to pay taxes. Certain of the Company's subsidiaries are exempt from United States Federal, state and local income taxes on its international shipping income and has been granted exemptions from the statutory 20% tax on profits required to be assessed against Isle of Man companies.

     Certain entities are exempt from US corporate income tax on US source income from their international shipping operations if (i) their countries of incorporation exempt shipping operations of US persons from income tax (the "Incorporation Test") and (ii) they meet the "Ultimate Owner Test". A company meets the Ultimate Owner Test if more than 50% of the value of its stock is owned directly or indirectly pursuant to specified constructive stock ownership rules by individuals who are residents of a foreign country that exempts US persons from tax on shipping earnings.

     Certain of the Company's subsidiaries meets the Incorporation Test because they are incorporated in the Isle of Man, which provides the required exemption to US persons involved in shipping operations pursuant to an exchange of diplomatic notes with the United States, and they believe more than 50% of the value of its outstanding stock is indirectly owned by individuals who are residents of countries which provide the required exemption to US persons involved in shipping operations. The issue of residence is, however, inherently factual and cannot be determined with certainty.

     Based on the foregoing, the Company expects all of its income from these subsidiaries to remain exempt from United States Federal, state and local income taxes. Accordingly, no provision for taxes has been made in these financial statements.

5.   LEASES

At December 31, 2004 the Company leased in four vessels, the Windsor VLCCs, on long-term bareboat charters from third parties. All four of those leases are classified as capital leases.

At December 31, 2004 the Company leased out its ten vessels to third parties on bareboat charters with initial periods ranging between 9 and 20 years. Six of those leases are classified as operating leases, the four Windsor VLCCs and two Golden State VLCCs. The Windsor VLCCs are chartered to British Petroleum ("BP") under long-term bareboat charters which expire 20 years from delivery of each vessel. BP may terminate the charters after 9, 9.5, 10 and 10.5 years respectively for each of the four vessels. The Golden State VLCCs are chartered out on bareboat charters each with an initial term of eighteen years with the charterer having an option to terminate the charters on the eighth anniversary of the respective delivery date of each Golden State VLCC. The remaining four CalPetro Suezmaxes are classified as direct finance leases (Note 9). The CalPetro Suezmaxes are chartered to Chevron under long-term bareboat charters which expire 20 years from delivery of each vessel. Chevron has the option of terminating each charter on optional termination dates.

The minimum future revenues to be received on bareboat charters which are accounted for as operating leases as of December 31, 2004 are as follows:

--------------------------------------------------------------------------------
Year ending December 31,
                              (in thousands of $)
--------------------------------------------------------------------------------
2005                                                                      56,202
2006                                                                      55,522
2007                                                                      38,366
2008                                                                      36,347
2009                                                                      27,310
2010 and later                                                            19,642
--------------------------------------------------------------------------------
Total minimum lease payments                                             233,389
================================================================================

The cost and accumulated depreciation of the vessels leased to third parties at December 31, 2004 were approximately $352 million and $60 million, respectively.

6.   RESTRICTED CASH

Restricted cash includes accounts which were established in the name and under the control of the respective trustees of the Windor Notes, the Golden State Notes and the California Petroleum Notes (together the "Notes"), for the benefit of the holders of the Notes.

Restricted cash also includes the Head Lease Support Deposits. The funds in these accounts together with interest earned thereon can be used only to meet the Company's liability under the Head Lease agreements.

7.   VESSELS, NET

--------------------------------------------------------------------------------
(in thousands of $)                                      2004              2004
--------------------------------------------------------------------------------
Cost                                                  172,783           172,783
Accumulated depreciation                              (38,174)          (31,766)
--------------------------------------------------------------------------------
Net book value at end of year                         134,609           141,017
================================================================================

Depreciation expense for vessels was $6.4 million for the years ended December 31, 2004 and 2003.

8.   VESSELS UNDER CAPITAL LEASE, NET

At December 31 2004, the Company held four vessels under capital leases. These leases are for terms that range from 12 to 14 years.

--------------------------------------------------------------------------------
(in thousands of $)                                      2004              2004
--------------------------------------------------------------------------------
Cost                                                  352,000           352,000
Accumulated depreciation                              (59,641)          (46,569)
--------------------------------------------------------------------------------
Net book value at end of year                         292,359           305,431
================================================================================

Depreciation expense for vessels under capital lease was $13.1 million for the years ended December 31, 2004 and 2003.

On the delivery date of the four vessels, an evaluation of the carrying value of the Vessel was performed. This resulted in a write down of $46,867,764 to a carrying value of $352,000,000 in the years ended December 31, 1999 and 2000.

The Head Leases are intended to provide the Company with certain of the benefits of economic ownership of the Windsor VLCCs. Among other things, these benefits include the right to charter the Windsor VLCCs and the right to receive the residual value of the Windsor VLCCs upon any termination of the Head Leases and sale of the Windsor VLCCs in certain circumstances.

The Head Leases are limited recourse to the Company. The Company's obligations under the Head Leases are secured by, amongst other things, letters of credit (the "Letter of Credit"). Pursuant to the Head Lease agreements, the Company makes lease payments from the the Head Lease Support Deposits. The Company's obligations under the Head Leases are limited to the funds initially deposited in the Head Lease Support Deposits from the proceeds of the Windsor Notes and the equity contribution, any additional funds transferred in from resticted cash and interest earned on the Head Lease Support Deposits.

The following table discloses information about the terms of the Company's leases of vessels contracted in which are accounted for as capital leases:-

Vessel             Expiration    Extended    Extended    Company's    Lessor's
(Type)                 of          Lease      Lease      Purchase    Put Option
                   Mandatory    Periods at   Periods      Option       Periods
                     Lease       Lessor's       at        Periods
                     Period       Option     Company's
                                               Option

British Pioneer          2024         none    Note (2)    Note (1)        none
(VLCC)
British Progress         2025         none    Note (2)    Note (1)        none
(VLCC)
British Purpose          2025         none    Note (2)    Note (1)        none
(VLCC)
British Pride            2025         none    Note (2)    Note (1)        none
(VLCC)

Note 1. The Company does not have options to purchase the vessel but it has first refusal if the vessel's owner offers the vessel for sale.

Note 2. The Company has the right to terminate the lease at any time but only with permission of the charterer.

The outstanding obligations under capital leases, which are made from the Head Lease Support Deposits, are payable as follows:

--------------------------------------------------------------------------------
Year ending December 31,
(in thousands of $)

--------------------------------------------------------------------------------
2005                                                                     20,223
2006                                                                     19,765
2007                                                                     19,447
2008                                                                     19,189
2009                                                                     93,995
2010 and later                                                          243,808
--------------------------------------------------------------------------------
Minimum lease payments                                                  416,427
--------------------------------------------------------------------------------
Less imputed interest                                                  (121,492)
--------------------------------------------------------------------------------
Present value of obligations under capital leases                       294,935
================================================================================

9.   INVESTMENT IN FINANCE LEASES

The Company charters its four Suezmax vessels on long term charters to Chevron Transport Corporation ("Chevron"). Each charter has a term expiring on April 1, 2015 subject to Chevron's right to terminate on certain specified dates. Chevron has the right to terminate each charter on any of four, in the case of the double-hulled vessels, or three, in the case of the single-hulled vessel, termination dates which, for each vessel, occur at two-year intervals as disclosed below. Chevron is required to provide non-binding notice of its intent to exercise an option at least twelve months prior to the termination date. Irrevocable notice that the initial termination option will be exercised must be received nine months prior to the date and for each option subsequent to the initial termination option, irrevocable notice must be received seven months prior to the termination date. Chevron is required to pay the following termination payments on or prior to the termination date:

--------------------------------------------------------------------------------
Approximate Termination Payments (in thousands of $)

Optional Termination Date             Sirius    Altair    Cygnus   Virgo Voyager
                                     Voyager   Voyager   Voyager
--------------------------------------------------------------------------------
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

The Charterer holds options to purchase each vessel for $1 on April 1, 2015 provided no earlier optional termination of the bareboat charter has occurred.

The following schedule lists the components of the net investment in finance lease:

--------------------------------------------------------------------------------
(in thousands of $)                                          2004          2003
--------------------------------------------------------------------------------
Total minimum lease payments to be received               177,046       203,674
Less: Unearned income                                     (55,896)      (67,268)
--------------------------------------------------------------------------------
Net investment in finance leases                          121,150       136,406
================================================================================

Lease payments under the charter agreements for each of the five succeeding years at December 31, 2004 are as follows: $23.4 million in 2005, $20.6 million in 2006, $19.1 million in 2007 and $18.2 million in 2008 and $17.3 million in 2009.

10.  DEFERRED CHARGES

Deferred charges are comprised of expenses incurred in connection with the structuring of the transaction and issuance of the Notes. Such expenses are being amortized over the life of the debt using the effective interest method. The deferred charges are comprised of the following amounts:

--------------------------------------------------------------------------------
(in thousands of $)                                      2004              2003
--------------------------------------------------------------------------------
Debt arrangement fees                                  15,137            15,137
Accumulated amortisation                               (8,577)           (7,626)
--------------------------------------------------------------------------------
                                                        6,560             7,511
================================================================================

11.  DEBT

--------------------------------------------------------------------------------
(in thousands of $)                                            2004        2003
--------------------------------------------------------------------------------

Serial loans due through 2006 (7.6% to 7.62%)
due through 2006                                             10,270      23,220
Serial First  Preferred  Mortgage Notes
(6.8% to 6.855%) and (6.7% to 6.855%) due
through 2006                                                 16,300      24,600
Serial First Preferred Mortgage Notes (6.47% to 6.68%)
and (6.42% to 6.68%) due through 2010                        59,600      72,800
8.52% Term loans due 2015                                   114,545     117,900
7.84% First Preferred Mortgage Term Notes due 2010          239,100     239,100
8.04% First Preferred Mortgage Term Notes due 2019          127,100     127,100
--------------------------------------------------------------------------------
Total debt                                                  566,915     604,720
Less: short-term portion of long-term debt                  (37,082)    (37,082)
--------------------------------------------------------------------------------
                                                            529,833     566,915
================================================================================

The outstanding debt as of December 31, 2004 is repayable as follows:

--------------------------------------------------------------------------------
Year ending December 31,
                              (in thousands of $)
--------------------------------------------------------------------------------

2005                                                                      37,082
2006                                                                      34,356
2007                                                                      24,642
2008                                                                      21,742
2009                                                                      16,042
2010 and later                                                           433,051
--------------------------------------------------------------------------------
Total debt                                                               566,915
================================================================================

As of December 31, 2004 and 2003 the effective interest rate for the Serial Notes and Term Notes Company was 7.85% and 7.80%.

The California Petroleum Notes are collateralized by first preference mortgages on the Company's suezmaxes in favour of California Petroleum Transport Corporation. The Golden State Notes are collateralized by first preference mortgages on the Golden State VLCCs.

The Indentures includes certain covenants that, among other things, prohibit WPTC and each of its Companies from (i) incurring any indebtedness other than the Term Notes, the Serial Notes and Additional Notes, its obligations to the UK Lessor, its obligation to the Head Lease Support Bank and its obligation to the Initial Charterer, (ii) making any investments (other than the restricted investments previously described herein), loans or advances (other than purchasing a third party loan and any other indebtedness to the UK Lessor, the Head Lease Support Bank, the UK Lessor guarantor or the Initial Charterer related to the Head Lease) or (iii) creating any liens other than to secure its obligations to purchase a third party loan and its obligations under the Notes and other relevant documents related to the Notes and leasing transactions.

The 7.84% First Preferred Mortgage Term Notes due 2010 and the 8.04% First Preferred Mortgage Term Notes due 2019 are each subject to redemption through the operation of mandatory sinking funds according to the schedule of sinking fund redemption payments set forth below. The sinking fund redemption price is 100% of the principal amount of Term Notes being redeemed, together with accrued and unpaid interest to the date fixed for redemption..

--------------------------------------------------------------------------------
Year ending December 31,
                               (in thousands of $)
--------------------------------------------------------------------------------

2005                                                                          --
2006                                                                          --
2007                                                                       1,340
2008                                                                       5,765
2009                                                                       7,600
2010 and later                                                           351,495
--------------------------------------------------------------------------------
Total debt                                                               366,200
================================================================================

Principal is repayable on the 8.52% Term loans due 2015 in accordance with a twelve-year sinking fund schedule. The tables below provide the revised scheduled sinking fund redemption amounts and final principal payment following termination of the related charters on each of the optional termination dates.

------------------------------------------------------------------------------------------------------------
Scheduled         Charter not   Charter       Charter      Charter      Charter      Charter      Charter
payment date      terminated    terminated    terminated   terminated   terminated   terminated   terminated
                  $'000         2005          2006         2007         2008         2009         2010
                                $'000         $'000        $'000        $'000        $'000        $'000
------------------------------------------------------------------------------------------------------------
2005                    6,542        3,355         3,187        3,355       3,187         3,355        3,187
2006                    9,526        3,330         3,187        6,339       3,187         6,339        3,187
2007                   10,942        3,610         2,270        6,339       4,603         6,339        4,603
2008                   10,942        3,920         2,460        3,390       4,603         6,339        4,603
2009                   10,942        4,260         2,670        3,680       2,180         6,339        4,603
2010, and later        65,651       48,274        34,022       43,646      30,236        38,038       27,613
------------------------------------------------------------------------------------------------------------
                      114,545       66,749        47,796       66,749      47,796        66,749       47,796
============================================================================================================

12.  SHARE CAPITAL

Authorised share capital:

--------------------------------------------------------------------------------
                                                             2004          2003
--------------------------------------------------------------------------------
10,000 shares of $1.00 each                                10,000        10,000
================================================================================

Issued and fully paid share capital:

--------------------------------------------------------------------------------
                                                            2004            2003
--------------------------------------------------------------------------------
1,000 shares of $1.00 each                                 1,000           1,000
================================================================================

13.  FINANCIAL INSTRUMENTS

Fair Values

The carrying value and estimated fair value of the Company's financial instruments at December 31, 2004 and 2003 are as follows:

Fair Values

The carrying value and estimated fair value of the Company's financial instruments at December 31, 2004 and 2003 are as follows:

--------------------------------------------------------------------------------------------------
(in thousands of $)                                            2004       2004       2003     2003

                                                               Fair   Carrying      Fair  Carrying
                                                              Value      Value     Value     Value
--------------------------------------------------------------------------------------------------
Non-Derivatives:
Cash and cash equivalents                                      8,824     8,824     9,727     9,727
Restricted cash                                              325,877   325,877   323,807   323,807
Serial loans due through 2006 (7.6% to 7.62%)
due through 2006                                              10,448    10,270    24,224    23,220
Serial First Preferred Mortgage Notes (6.8% to 6.855%) and
(6.7% to 6.855%) due through 2006                             16,545    16,300    25,639    24,600
Serial First Preferred Mortgage Notes (6.47% to 6.68%) and
(6.42% to 6.68%) due through 2010                             61,805    59,600    77,513    72,800
8.52% Term loans due 2015                                    131,297   114,545   131,839   117,900
7.84% First Preferred Mortgage Term Notes due 2010           254,171   239,100   230,134   239,100
8.04% First Preferred Mortgage Term Notes due 2019           139,016   127,100   123,658   127,100

The methods and assumptions used in estimating the fair values of financial instruments are as follows:

The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value.

Restricted cash that has been deposited in guaranteed investment contracts are considered to be investments held to maturity and as such are stated at cost plus accrued interest, which approximates fair value.

Restricted cash that is represented by Head Lease Support Deposits is carried at cost plus accrued interest. As of December 31, 2004 and 2003 cost approximated fair value.

The estimated fair value for floating rate long-term debt is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis. The estimated fair value for fixed rate long-term debt is considered to be equal to the carrying value due to its company specific nature and the lack of a market in such debt.

Concentrations of risk

There is a concentration of credit risk with respect to restricted cash to the extent that substantially all of the amounts are carried with Pacific Life, HSBC Midland, CIBC World Markets and JP Morgan Chase Bank. However, the Company believes this risk is remote as these banks are high credit quality financial institutions.

All of the vessels' gross earnings are receivable in U.S. dollars. In 2004 and 2003 three customer each accounted for 10 per cent or more of freight revenues. The Company has no sources for the payment of principal (including sinking fund payments and mandatory redemption payments) and the interest on the Notes except for the restricted cash, the charter hire payments from the charterers, investment income earned on the restricted cash and the proceeds if any from any sale of vessels. Accordingly, the Company's ability to pay debt service on the Notes is wholly dependent upon its financial condition, results of operations and cash flows from the charterers and any subsequent charters if the current charterers elect to terminate.

14.  COMMITMENTS AND CONTINGENCIES

Assets Pledged

--------------------------------------------------------------------------------
(in thousands of $)                                       2004              2003
--------------------------------------------------------------------------------
Ship mortgages                                         134,609           141,017
Restricted bank deposits                               325,877           323,807
--------------------------------------------------------------------------------
                                                       460,486           464,824
================================================================================

15.  RELATED PARTY TRANSACTIONS

In the years ended December 31, 2004 and 2003 Frontline has provided management services to the Company pursuant to management agreements with certain subsidiaries of the Company. In the year endeds December 31, 2004 and 2003, the Company incurred management fees of $546,619 and $540,797 to Frontline and as at December 31, 2004 and 2003, an amount of $216,178 and $214,754, was due to Frontline in respect of these fees. The Company recognizes these fees in administrative expenses.

16.  SUBSEQUENT EVENTS

On March 28, 2005, CalPetro Bahamas III received non-binding notice of Chevron's intention to exercise its first termination option on the single hull vessel Virgo Voyager.

On April 21, 2005, pursuant to Clause 2 (a) (ii) of the bareboat charter dated April 5, 1995 between CalPetro Tankers (Bahamas III) Limited ( the "Owner") and Chevron Transport Corporation Ltd ("Chevron"), the Owner received irrevocable notice from Chevron regarding the termination of the bareboat charter of the vessel Virgo Voyager on April 1, 2006.

Frontline Ltd will attempt to arrange for an acceptable replacement charter. Should an acceptable replacement charter be unavailable, the Manager will solicit bids for the sale of the vessel and if there are no bids that provide net proceeds that, together with the termination payment, at least equal the allocated principal amount of the Registrant's term mortgage notes plus any interest accrued, the Manager will forward to the appointed Indenture Trustee copies of all bids for the recharter of the vessel. Unless instructed by all the holders of the Term Mortgage Notes to accept a sale bid that is below the required minimum bid, the Manager will attempt to recharter the vessel on such terms as it deems appropriate provided that

      (i)   such charter is at arms length;

      (ii) such charter shall have a termination date no later than April 1, 2015; and

      (iii) the charterhire payable is sufficient to make the mandatory sinking fund payments together will all related interest, recurring fees and taxes for the vessel and the cost of insurance not maintained by the charterer, management fees and technical advisor's fees and the fees of the designated representative, the indenture trustee and the collateral trustee as defined in the prospectus for the Registrant's 8.52% First Preferred Mortgage Notes due 2015.