Form 20-F
period 2005-12-31
FRONTLINE LTD /
filed 2006-06-30
CIK 913290

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

For the fiscal year ended      December 31, 2005

                                       OR

[_]            TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

      For the transition period from ________________ to _________________

                                       OR
[_] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

Date of event  requiring  this shell company report
                                                    ---------------------------

For the transition period from
                               ------------------------------------------------
Commission file number            001-16601
                               ------------------------------------------------

                                 Frontline Ltd.
-------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

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

                                                    Name of each exchange
         Title of each class                        on which registered
     Ordinary Shares, $2.50 Par Value              New York Stock Exchange
------------------------------------------     ---------------------------------

Securities registered or to be registered pursuant to section 12(g) of the Act.

                                      None
--------------------------------------------------------------------------------
                                (Title of class)

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

                  74,825,169 Ordinary Shares, $2.50 Par Value
--------------------------------------------------------------------------------

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
                                                      Yes   [X]      No [_]


If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
                                                      Yes   [_]      No [X]


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


Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [X]   Accelerated filer [_]  Non-accelerated filer [_]



Indicate by check mark which financial statement item the registrant has elected to follow.

                                                      Item 17 [_]   Item 18 [X]


If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                                                      Yes   [_]      No [X]

               (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY
                     PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
                                                      Yes   [_]      No [_]

                          INDEX TO REPORT ON FORM 20-F


                                                                           PAGE
PART I
Item 1.    Identity of Directors, Senior Management and Advisers ............1
Item 2.    Offer Statistics and Expected Timetable ..........................1
Item 3.    Key Information...................................................1
Item 4.    Information on the Company........................................10
Item 4A.   Unresolved Staff Comments.........................................28
Item 5.    Operating and Financial Review and Prospects......................29
Item 6.    Directors, Senior Management and Employees........................47
Item 7.    Major Shareholders and Related Party Transactions.................49
Item 8.    Financial Information.............................................50
Item 9.    The Offer and Listing.............................................52
Item 10.   Additional Information............................................53
Item 11.   Quantitative and Qualitative Disclosures about Market Risk........64
Item 12.   Description of Securities other than Equity Securities............65

PART II
Item 13.   Defaults, Dividend Arrearages and
           Delinquencies.....................................................66
Item 14.   Material Modifications to the Rights of Security
           Holders and Use of Proceeds.......................................66
Item 15.   Controls and Procedures...........................................66
Item 16A.  Audit Committee Financial Expert..................................66
Item 16B.  Code of Ethics....................................................66
Item 16C.  Principal Accountant Fees.........................................66
Item 16D.  Exemptions from the Listing Standards for Audit Committees........67
Item 16E.  Purchases of Equity Securities by the Issuer and
           Affiliated Purchasers.............................................67
PART III

Item 17.   Financial Statements..............................................68
Item 18.   Financial Statements..............................................68
Item 19.   Exhibits..........................................................68

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Frontline Ltd., or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this report, the words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, including changes in demand resulting from changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists,, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3.     KEY INFORMATION

Please note: Throughout this report, the "Company," "we," "us" and "our" all refer to Frontline Ltd. and its subsidiaries. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. Unless otherwise indicated, all references to "USD,""US$" and "$" in this report are to, and amounts are presented in, U.S. dollars.

A. SELECTED FINANCIAL DATA

The selected income statement data of the Company with respect to the fiscal years ended December 31, 2005, 2004 and 2003 and the selected balance sheet data of the Company with respect to the fiscal years ended December 31, 2005 and 2004 have been derived from the Company's Consolidated Financial Statements included herein and should be read in conjunction with such statements and the notes thereto. The selected income statement data with respect to the fiscal years ended December 31, 2002 and 2001 and the selected balance sheet data with respect to the fiscal years ended December 31, 2003, 2002 and 2001 have been derived from consolidated financial statements of the Company not included herein. The following table should also be read in conjunction with Item 5. "Operating and Financial Review and Prospects" and the Company's Consolidated Financial Statements and Notes thereto included herein. The income statement data for the years ended December 31, 2004, 2003, 2002 and 2001 has been restated to reflect discontinued operations as a result of the sale of the Company's last remaining dry bulk carrier in 2005. This restatement has no effect on the Company's net income.

                                                    Fiscal Year Ended December 31,
                                          2005        2004       2003        2002        2001
(in thousands of $, except Ordinary Shares, per Ordinary Share data and ratios)
Income Statement Data:
Total operating revenues (1)            1,513,833   1,853,570  1,159,439     543,637     714,611
Total operating expenses (1)              717,174     737,532    683,798     450,371     375,758
Net operating income                      872,740   1,135,612    481,267      92,038     374,473
Net income from continuing                766,389     970,936    439,518      11,188     327,667
operations before income taxes,
minority interest and cumulative
effect of change in accounting
principle
Net income from continuing                598,054     905,763    439,515      11,210     327,223
operations before cumulative effect
of change in accounting principle
Discontinued operations (2)                 8,785     117,619      3,612     (5,967)      23,960
Cumulative effect of change in
accounting principle (3)                        -           -   (33,767)    (14,142)      31,545
Net income (loss)                         606,839   1,023,382    409,360     (8,899)     382,728
Earnings  from continuing operations
before cumulative effect of change
in accounting principle per Ordinary
Share
- basic                                     $7.99      $12.21      $5.87       $0.15       $4.27
- diluted                                   $7.99      $12.21      $5.86       $0.15       $4.26
Net income (loss) per Ordinary Share
- basic                                     $8.11      $13.79      $5.47     $(0.12)       $4.99
- diluted                                   $8.11      $13.79      $5.45     $(0.12)       $4.98
Cash dividends declared per share           $6.60      $17.10      $4.55       $0.25       $1.50


Balance Sheet Data (at end of year):
Cash and cash equivalents                 100,533     105,702    124,189      92,078     178,176
Newbuildings and vessel purchase           15,927      24,231      8,370      27,405     102,781
options
Vessels and equipment, net              2,584,847   2,254,361  2,165,239   2,373,329   2,196,959
Vessels under capital lease, net          672,608     718,842    765,126     264,902     317,208
Investments in associated companies        10,169      22,955    173,329     119,329     109,898
Total assets                            4,567,839   4,338,760  4,463,535   3,034,743   3,033,774
Short-term debt and current portion
of long-term debt                         240,191     151,614    191,131     167,807     227,597
Current portion of obligations under
capital lease                              25,142      21,498     20,138      13,164      17,127

Long-term debt                          2,199,538   1,990,131  2,091,286   1,277,665   1,164,354
Obligations under capital lease           706,279     732,153    753,823     259,527     283,663
Share capital                             187,063     187,063    184,120     191,166     191,019
Stockholders' equity                      715,166     917,968  1,255,417   1,226,973   1,252,401
Ordinary Shares outstanding            74,825,169  74,825,169  73,647,930 76,466,566  76,407,566
Weighted average ordinary shares
outstanding                            74,825,169  74,192,939  74,901,900 76,456,340  76,714,000

Cash Flow Data
Cash provided by (used in) operating      979,774     905,987    523,280     143,805     477,607
activities
Cash provided by (used in) investing
activities                              (344,737)     178,490  (269,058)   (224,673)   (103,782)

Cash provided by (used in) financing
activities                              (640,206)  (1,102,964) (233,303)     (5,230)   (299,163)


Other Financial Data
Equity to assets ratio (percentage)         15.7%       21.2%      28.1%       40.4%       41.3%
(4)
Debt to equity ratio (5)                      4.4         3.2        2.4         1.4         1.4
Price earnings ratio (6)                      4.7         3.2        4.7         neg         2.1
Net voyage revenues                       815,019   1,192,910    766,205     354,356     551,524

Our vessels are operated under time charters, bareboat charters, voyage charters, pool arrangements and contracts of affreightment ("COAs"). Under a time charter, the charterer pays substantially all of the vessel voyage costs which are primarily fuel and port charges. Under a bareboat charter the charterer pays substantially all of the vessel voyage and operating costs. Under a voyage charter, the vessel owner pays such costs. Under contracts of affreightment, the owner carries an agreed upon quantity of cargo over a specified route and time period. Accordingly, charter income from a voyage charter would be greater than that from an equally profitable time charter to take account of the owner's payment of vessel voyage costs, and charter income from a bareboat charter would be lower than that from an equally profitable time charter, to take account of the charterer's payment of vessel operating costs. In order to compare vessels trading under different types of charters, it is standard industry practice to measure the revenue performance of a vessel in terms of average daily time charter equivalent earnings, or TCEs. For bareboat charters this is calculated by dividing the sum of bareboat charter revenues and an estimate of operating costs that we would pay under a comparable time charter by the number of days on charter. For voyage charters, this is calculated by dividing net voyage revenues by the number of days on charter. Days spent off-hire are excluded from this calculation. Other companies may calculate TCE using a different method. Net voyage revenues, a non-GAAP measure, provides more meaningful information to us than voyage revenues, the most directly comparable GAAP measure. Net voyage revenues are also widely used by investors and analysts in the tanker shipping industry for comparing financial performance between companies and to industry averages. The following table reconciles our net voyage revenues to voyage revenues:

                                             2005         2004       2003       2002        2001
(in thousands of $)
Voyage revenues                         1,152,240    1,554,519  1,089,583    489,286     639,807
Voyage expenses and commission           (337,221)    (361,609)  (323,378)  (134,930)    (88,283)
                                       ----------- ------------ ---------- ---------- -----------
Net voyage revenues                       815,019    1,192,910    766,205    354,356     551,524
                                       =========== ============ ========== ========== ===========

Notes:
1. Previously we have reported net operating revenues in our income statement data. Effective December 31, 2003 we have reclassified voyage expenses and commission as a component of total operating expenses and now report total operating revenues and total operating expenses.
2. During the years ended December 31, 2005, 2004 and 2002 the Company disposed of portions of its dry-bulk operations which have been recorded as discontinued operations in the years ended December 31, 2005, 2004, 2003, 2002 and 2001. These operations were acquired in 2000.
3. In 2003, the Company adopted FIN 46R Consolidation of Variable Interest Entities and recorded a charge of $33.7 million as a result of this change in accounting principle. On January 1, 2002, the Company adopted FAS 142 Goodwill and Other Intangible Assets and subsequently wrote off goodwill of $14.1 million. In 2001, the Company changed its accounting policy for drydockings to an "expense as incurred" method which resulted in a credit of $31.5 million.
4. Equity to assets ratio is calculated as total stockholders' equity divided by total assets. 5. Debt to equity ratio is calculated as total interest bearing current and long-term liabilities, including obligations under capital leases, divided by stockholders' equity.
6. Price earnings ratio is calculated using the closing year end share price divided by basic Earnings per Share.


B. CAPITALISATION AND INDEBTEDNESS

Not Applicable

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable

D. RISK FACTORS

We are engaged primarily in transporting crude oil and oil products. The following summarises some of the risks that may materially affect our business, financial condition or results of operations

The cyclical nature of the tanker industry may lead to volatile changes in charter rates and vessel values which may adversely affect our earnings

Historically, the tanker industry has been highly cyclical, with volatility in profitability and asset values resulting from changes in the supply of and demand for tanker capacity. If the tanker market is depressed in the future our earnings and available cash flow may decrease. Our ability to re-charter our vessels on the expiration or termination of their current spot and time and bareboat charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker market. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products.

The factors affecting the supply and demand for oil tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The factors that influence demand for tanker capacity include:

          o    demand for oil and oil products;
          o    global and regional economic conditions;
          o    changes in oil production and refining capacity;
          o    environmental and other regulatory developments;
          o    the distance oil and oil products are to be moved by sea; and
          o    changes in seaborne and other transportation patterns.

The factors that influence the supply of tanker capacity include:

          o    the number of newbuilding deliveries;
          o    the scrapping rate of older vessels;
          o    vessel casualties;
          o    price of steel;
          o    the number of vessels that are out of service; and
          o    changes  in   environmental   and  other   regulations  that  may
               effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage.

The international tanker industry has experienced historically high charter rates and vessel values in the recent past and there can be no assurance that these historically high charter rates and vessel values will be sustained

Charter rates in the tanker industry recently have been near historically high levels. We anticipate that future demand for our vessels, and in turn our future charter rates, will be dependent upon continued economic growth in the world's economy as well as seasonal and regional changes in demand and changes in the capacity of the world's fleet. We believe that these charter rates are the result of continued economic growth in the world economy that exceeds growth in global vessel capacity. There can be no assurance that economic growth will not stagnate or decline leading to a decrease in vessel values and charter rates. A decline in charter rates could have a material adverse effect on our business, financial condition, results of operation and ability to pay dividends.

Any decrease in shipments of crude oil may adversely affect our financial performance

The demand for our oil tankers derives primarily from demand for Arabian Gulf and West African crude oil, along with crude oil from the former Soviet Union, or the FSU, which, in turn, primarily depends on the economies of the world's industrial countries and competition from alternative energy sources. A wide range of economic, social and other factors can significantly affect the strength of the world's industrial economies and their demand for crude oil from the mentioned geographical areas. One such factor is the price of worldwide crude oil. The world's oil markets have experienced high levels of volatility in the last 25 years. If oil prices were to rise dramatically, the economies of the world's industrial countries may experience a significant downturn.

Any decrease in shipments of crude oil from the above mentioned geographical areas would have a material adverse effect on our financial performance. Among the factors which could lead to such a decrease are:

          o    increased crude oil production from other areas;
          o increased refining capacity in the Arabian Gulf, West Africa or the FSU;
          o increased use of existing and future crude oil pipelines in the Arabian Gulf, West Africa and the FSU;
          o a decision by Arabian Gulf, West African and the FSU oil-producing nations to increase their crude oil prices or to further decrease or limit their crude oil production;
          o armed conflict in the Arabian Gulf and West Africa and political or other factors; and
          o the development and the relative costs of nuclear power, natural gas, coal and other alternative sources of energy.

We are highly dependent on spot oil voyage charters. Any decrease in spot charter rates in the future may adversely affect our earnings

A significant portion of our vessels currently operate on a spot charter basis or under contracts of affreightment under which we carry an agreed upon quantity of cargo over a specified route and time period. Although spot chartering is common in the tanker industry, the spot charter market is highly competitive and spot charter rates may fluctuate significantly based upon tanker and oil supply and demand. The successful operation of our vessels in the spot charter market depends upon, among other things, obtaining profitable spot charters and minimising, to the extent possible, time spent waiting for charters and time spent travelling unladen to pick up cargo. We cannot assure you that future spot charters will be available at rates sufficient to enable our vessels trading in the spot market to operate profitably. In addition, bunkering, or fuel, charges that account for a substantial portion of the operating costs, and generally reflect prevailing oil prices, are subject to sharp fluctuations.

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

As at December 31, 2005, we charter 50 vessels from Ship Finance International Limited at fixed rates on long-term charters. In addition, we charter 13 vessels under medium term charters from third parties. We are obliged to make fixed rate hire payments even though our income may decrease to levels that make these charters unprofitable.

The long term time charters to us from Ship Finance International Limited, which we refer to as Ship Finance, extend for various periods depending on the age of the vessels, ranging from approximately six to 22 years. With certain exceptions as discussed below in Item 4. "Information on the Company History and Development of the Company - Spin-off of Ship Finance" the daily base charter rates, which are payable by us range from $25,575 in 2004 to $24,175 from 2011 and beyond for very large crude carriers, or VLCCs, and $21,100 in 2004 to $19,700 from 2011 and beyond for Suezmaxes. The medium term charters to us extend from four to 10 years. Daily base charter rates payable by us under these charters range from $20,350-$22,281 in 2006 to $22,310 in 2015 for Suezmaxes and from $27,880-$30,915 in 2006 to $29,140-$30,915 in 2015 for VLCCs.

If our earnings from the use of these vessels fall below these rates we will incur losses.

Because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels which may adversely affect our earnings

The fair market value of vessels may increase and decrease depending on but not limited to the following factors:

     o    general  economic  and  market   conditions   affecting  the  shipping
          industry;
     o    competition from other shipping companies;
     o    types and sizes of vessels;
     o    other modes of transportation;
     o    cost of newbuildings;
     o    shipyard capacity;
     o    governmental or other regulations;
     o    age of vessels;
     o    prevailing level of charter rates; and
     o    technological advances.

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

An increase in the supply of vessel capacity without an increase in demand for vessel capacity would likely cause charter rates and vessel values to decline, which could have a material adverse effect on our revenues and profitability

The supply of vessels generally increases with deliveries of new vessels and decreases with the scrapping of older vessels, conversion of vessels to other uses, such as floating production and storage facilities, and loss of tonnage as a result of casualties. Currently there is significant new building activity with respect to virtually all sizes and classes of vessels. If the amount of tonnage delivered exceeds the number of vessels being scrapped, vessel capacity will increase. If the supply of vessel capacity increases and the demand for vessel capacity does not, the charter rates paid for our vessels as well as the value of our vessels could materially decline. Such a decline in charter rates and vessel values would likely have a material adverse effect on our revenues and profitability.

An acceleration of the current prohibition to trade deadlines for our non-double hull tankers could adversely affect our operations

Our tanker fleet includes 22 non-double hull tankers. The United States, the European Union and the International Maritime Organization, or the IMO, have all imposed limits or prohibitions on the use of these types of tankers in specified markets after certain target dates, depending on certain factors such as the size of the vessel and the type of cargo. In the case of our non-double hull tankers, these phase out dates range from 2010 to 2015. In 2005, the Marine Environmental Protection Committee of the IMO has amended the International Convention for the Prevention of Pollution from Ships to accelerate the phase out of certain categories of single hull tankers, including the types of vessels in our fleet, from 2015 to 2010 unless the relevant flag states extend the date. This change could result in a number of our vessels being unable to trade in many markets after 2010. The phase out of single hull tankers may therefore reduce the demand for single hull tankers, and force the remaining single hull tankers into employment on less desirable trading routes and increase the number of tankers trading on those routes. As a result, single hull tankers may be chartered less frequently and at lower rates. Moreover, additional regulations may be adopted in the future that could further adversely affect the useful lives of our non-double hull tankers, as well as our ability to generate income from them.

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

We may be unable to successfully compete with other tanker operators for charters

The operation of tankers and transportation of crude and petroleum products and the other businesses in which we operate are extremely competitive. Through our operating subsidiaries we compete with other oil tanker owners (including major oil companies as well as independent companies), and, to a lesser extent, owners of other size vessels. The tanker market is highly fragmented. As of June, 2006, we are the largest single tanker operator, controlling approximately 10.2% of the world's VLCC and Suezmax tanker fleet measured by capacity. This includes approximately one percentage point related to vessels under commercial management. Although we currently operate approximately 10.2% of the world VLCC and 10.4% of the world Suezmax tanker fleet, this market share does not enable us to enforce any degree of pricing discipline in the markets in which we compete. It is possible that our competitive position will erode in the future.

Our revenues may be adversely affected if we do not successfully employ our tankers

As of June 2006, 27 of our vessels are contractually committed to time or bareboat charters, with the contracts expiring in 2006 for three vessels and on dates between 2007 and 2010 for the other 24 vessels. Although these time charters generally provide reliable revenues, they also limit the portion of our fleet available for spot market voyages during an upswing in the tanker industry cycle, when spot market voyages might be more profitable.

The spot charter market is highly competitive, and spot market voyage charter rates may fluctuate dramatically based on tanker and oil supply and demand and other factors. We cannot assure you that future spot market voyage charters will be available at rates that will allow us to operate our tankers profitably.

Rising fuel prices may adversely affect our profits

Fuel is a significant, if not the largest, operating expense for many of our shipping operations when our vessels are not under period charter. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. As a result, an increase in the price of fuel may adversely affect our profitability. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.


Our vessels may suffer damage and we may face unexpected drydocking costs, which could affect our cash flow and financial condition

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. We may have to pay drydocking costs that our insurance does not cover. The inactivity of these vessels while they are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or we may be forced to move to a drydocking facility that is not conveniently located to our vessels' positions. The loss of earnings while our vessels are forced to wait for space or to relocate to drydocking facilities that are farther away from the routes on which our vessels trade would decrease our earnings.

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

Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business

International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination. Inspection procedures can result in the seizure of contents of our vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us.

It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends.

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

An increase in interest rates could materially and adversely affect our financial performance

At December 31, 2005 we had total interest bearing debt outstanding of $2,439.7 million, of which $1,450.6 million is floating rate debt. We use interest rate swaps to manage interest rate risk. As at December 31, 2005, our interest rate swap arrangements effectively fix the Company's interest rate exposure on $618.3 million of floating rate debt. Our maximum exposure to interest rate fluctuations is $832.3 million at December 31, 2005. If interest rates rise significantly, our results of operations could be adversely affected.

Fluctuations in the Yen could affect our earnings

The majority of our transactions, assets and liabilities are denominated in U.S. dollars, our functional currency. As at December 31, 2005 one of our subsidiaries (2004: two of our subsidiaries) had charter contracts denominated in Yen. At December 31, 2005 we had (Y)35.7 million (2004: (Y)2.9 billion) receivable in relation to long term Yen denominated charter contracts. These charter contracts ended in January 2006. At December 31, 2005 we had forward foreign exchange contracts in the amount of (Y)8.8 million (2004: (Y)15.9 million both loans and forward foreign exchange contracts). A movement of one Yen in the JPY/USD exchange rate would increase or decrease net income by $0.6 million as at December 31, 2005.


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

We may not have adequate insurance to compensate us if our vessels are damaged or lost

We procure insurance for our fleet against those risks that we believe the shipping industry commonly insures against. These insurances include hull and machinery insurance, protection and indemnity insurance, which include environmental damage and pollution insurance coverage, and war risk insurance. We can give no assurance that we are adequately insured against all risks. We may not be able to obtain adequate insurance coverage at reasonable rates for our fleet in the future. Additionally, our insurers may not pay particular claims. Our insurance policies contain deductibles for which we will be responsible, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs or lower our revenue.

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

Because our offices and most of our assets are outside the United Sates, you may not be able to bring suit against us, or enforce a judgement obtained against us in the United States

Our executive offices, administrative activities and assets are located outside the United States. As a result, it may be more difficult for investors to effect service of process within the United States upon us, or to enforce both in the United States and outside the United States judgments against us in any action, including actions predicated upon the civil liability provisions of the federal securities laws of the United States.

We may not be exempt from U.S. taxation on our U.S. source shipping income, which would reduce our net income and cash flow by the amount of the applicable tax

Under the United States Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States, is characterised as United States source shipping income and such income is subject to a 4% United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption under Section 883 of the Code.

We expect that we and each of our subsidiaries will qualify for this statutory tax exemption and we will take this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to United States federal income tax on our United States source income. Therefore, we can give no assurances on our tax--exempt status or that of any of our subsidiaries.

If we or our subsidiaries are not entitled to this statutory tax exemption under
Section 883 for any taxable year, we or our subsidiaries would be subject for those years to a 4% United States federal income tax on United States sources shipping income. The imposition of this taxation could have an adverse effect on our business.

Investor confidence and the market price of our common stock may be adversely impacted if we are unable to comply with Section 404 of the Sarbanes-Oxley Act of 2002

We will become subject to Section 404 of the Sarbanes-Oxley Act of 2002, which will require us to include in our annual report on Form 20-F our management's report on, and assessment of the effectiveness of, our internal controls over financial reporting. In addition, our independent registered public accounting firm will be required to attest to and report on management's assessment of the effectiveness of our internal controls over financial reporting. These requirements will first apply to our annual report for the fiscal year ending December 31, 2006. If we fail to achieve and maintain the adequacy of our internal controls over financial reporting, we will not be in compliance with all of the requirements imposed by Section 404. Any failure to comply with
Section 404 could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which ultimately could harm our business and could negatively impact the market price of our common stock. We believe the total cost of our initial compliance and the future ongoing costs of complying with these requirements may be substantial.


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

We are engaged primarily in the ownership and operation of oil tankers, including oil/bulk/ore, or OBO carriers. We operate tankers of two sizes: VLCCs, which are between 200,000 and 320,000 dwt, and Suezmaxes, which are vessels between 120,000 and 170,000 dwt. In addition, we own two 1,700 twenty-foot equivalent units, or TEU, containerships. We operate through subsidiaries and partnerships located in the Bahamas, Bermuda, the Cayman Islands, the Isle of Man, Liberia, Norway, Marshall Islands, Cyprus and Singapore. We are also involved in the charter, purchase and sale of vessels. Since 1996, we have emerged as a leading tanker company within the VLCC and Suezmax size sectors of the market.

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

Acquisitions and Disposals

In 2003, we acquired two Suezmax tankers for $6.7 million which were previously 40% and 35% owned. These vessels were subsequently sold in 2003 for proceeds of $8.1 million realising gains of $1.2 million. A further two Suezmax tankers were sold in 2003 for proceeds of $100.3 million realising gains of $7.1 million.

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

As discussed below, the consolidation as of December 31, 2003 of Independent Tankers Corporation, which we refer to as ITC, and Golden Fountain Corporation, resulted in the addition of seven VLCCs and four Suezmax tankers to our fleet.

In February 2004 through a further reorganisation of joint ventures, we exchanged our 50.1% interests in three double-hull VLCCs for the remaining 49.9% interests in three double-hull VLCCs of which we already owned 50.1%. We accounted for these exchanges as non-cash exchanges of assets at book value. We received a net cash settlement of $2.3 million as a result of equalisation of the values of the assets exchanged and recorded a gain of $0.2 million on the transactions.

We also acquired five single-hull Suezmax tankers in 2004 for a total cost of $125.1 million. The vessel Golden Fountain was sold for gross proceeds of $61.0 million, realising a gain of $19.7 million. The spin-off of Golden Ocean Group Limited, which we refer to as Golden Ocean, discussed below resulted in the disposal of two dry bulk carriers in 2004.

We entered into a number of acquisitions and disposals in 2005 as discussed below:

     o In January 2005 we acquired the VLCCs Front Century and Front Champion which were previously chartered in by us under operating leases for a total purchase price of $141.9 million pursuant to the exercise of purchase options. In March 2005, we acquired the VLCC Golden Victory for $76.9 million pursuant to the exercise of its purchase option.

     o In January 2005 we, through Ship Finance, exercised our option to acquire the VLCC Oscilla and the vessel was delivered to us in April, 2005 and renamed Front Scilla. The purchase price paid to acquire the vessel was approximately $21.6 million which was equal to the outstanding mortgage debt under four loan agreements between lenders and the vessel's owning company.

     o In January 2005 we sold the Suezmax Front Fighter for $68.25 million and the vessel was delivered to its new owners in March 2005.

     o In May 2005 we sold the three Suezmaxes, Front Lillo, Front Emperor and Front Spirit, for a total consideration of $92.0 million. These vessels were delivered to their new owners in June 2005.

     o In May 2005 we entered into an agreement with parties affiliated with Hemen Holding Ltd., which we refer to as Hemen, to acquire two vessel owning companies, each owning one 2005 built containership for a total consideration of $98.6 million. The Sea Alfa was delivered in May 2005, and the Sea Beta was delivered in September 2005. Hemen is a Cyprus holding company indirectly controlled by Mr. John Fredriksen, who is our Chairman and Chief Executive Officer.

     o In June 2005 we entered into an agreement with parties affiliated with Hemen to acquire two vessel owning companies, each owning one 2004 built VLCC, for a total consideration of $184.0 million. These vessels were delivered in June, 2005 and named Front Energy and Front Force, respectively.

     o In August 2005, we sold the drybulk vessel Cos Hero for proceeds of $20.7 million.

     o    In August 2005, we sold the Suezmax Front Hunter for $71.0 million.

     o In December 2005 we acquired the interests held by the joint venture partners in the vessel Front Tobago at a purchase price of $35.6 million.

We have also entered into a number of acquisitions and disposals to date in 2006 as discussed below:

     o In January 2006, we sold the vessel Navix Astral to the charterer of the vessel for (Y) 4.7 billion (approximately $40.5 million) in accordance with the latter's option to buy the vessel.

     o In February 2006, we ordered two 297,000 dwt VLCCs for delivery in 2009 with an option for another two VLCCs for delivery in 2009 and 2010, respectively.

     o    In February 2006, we sold the VLCC Golden Stream for $53.1 million.

     o In March 2006, we announced the acquisition of the Aframax vessel "Gerrita" (built 1990) at a cost of $35.9 million. The vessel was renamed Front Puffin.

     o In June 2006, we sold the options for two VLCC's for delivery in 2009 and 2010, repectively.

     o In June 2006, we ordered an additional two VLCCs for delivery in 2010 with an option for another two VLCCs for delivery between 2010 and 2011

Spin-Off of Ship Finance

In October 2003, we formed Ship Finance as our wholly-owned subsidiary for the purpose of acquiring certain of our shipping assets. In December 2003, Ship Finance issued $580 million of 8.5% Senior Notes due 2013. In the first quarter of 2004, Ship Finance used the proceeds of the Notes issue, together with a refinancing of existing debt, to fund the acquisition from us of a fleet of 46 crude oil tankers and an option to purchase one additional tanker from a third party. We have chartered each of the vessels back from Ship Finance for most of their remaining lives through our wholly owned subsidiary Frontline Shipping Limited which we refer to as Frontline Shipping. We also entered into fixed rate management and administrative services agreements with Ship Finance to provide for the operation and maintenance of the Company's vessels and administrative support services. The charters and the management agreements were each given economic effect as of January 1, 2004.

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

During 2005, there have been a number of new leasing transactions entered into between Frontline and Ship Finance and in some cases existing lease arrangements have been cancelled due to the sale of vessels as described below. All of these transactions eliminate on consolidation.

     o In January 2005, Frontline sold two vessels, the VLCCs Front Century and Front Champion, to Ship Finance and chartered them back under long term charters to its wholly owned subsidiary Frontline Shipping II Limited which we refer to as Frontline Shipping II. We refer to Frontline Shipping and Frontline Shipping II as the Charterers. The vessels were sold to Ship Finance for a total of $196.0 million, and chartered back on 199 and 204 month charters, respectively, following the structure in place for other vessels chartered from Ship Finance.

     o In January 2005, the charter of the Front Fighter to Frontline Shipping was cancelled as a result of the sale of the vessel.

     o In April 2005, Ship Finance chartered the VLCC Front Scilla to Frontline on a fixed rate time charter following the structure in place for other vessels chartered from Ship Finance.

     o In March 2005, Frontline sold the VLCC Golden Victory to Ship Finance for $98.0 million, and chartered it back on a 204 month charter, following the structure in place for other vessels chartered from Ship Finance.

     o In May 2005, the charters of the three Suezmaxes, Front Lillo, Front Emperor and Front Spirit to Frontline Shipping were cancelled as a result of the sale of the vessels. In May 2005, Frontline sold three vessels, the Suezmaxes, Front Traveller, Front Transporter, and Front Target, for an aggregate amount of $92.0 million, to Ship Finance and chartered them back under long term charters on similar terms as the three cancelled charters.

     o In April 2005, Ship Finance chartered the VLCCs Front Energy and Front Force to Frontline on fixed rate time charters following the structure in place for other vessels chartered from Ship Finance.

     o In August 2005, the charter of the Front Hunter to Frontline Shipping was cancelled as a result of the sale of the vessel and Frontline received compensation of $3.8 million for terminating the charter.

The long term time charters to us extend for various periods depending on the age of the vessels, ranging from approximately seven to 23 years. Five of the vessels that Ship Finance acquired are on current long term time charters and one vessel was on current long term bareboat at December 31, 2005. The latter vessel, Navix Astral, has since been sold. With certain exceptions, the daily base charter rates, which are payable by Frontline Shipping monthly in advance for a maximum of 360 days per year (361 days per leap year), are as follows:


Year                                                     VLCC      Suezmax
----                                                     ----      -------

2003 to 2006..........................................$25,575      $21,100
2007 to 2010..........................................$25,175      $20,700
2011 and beyond.......................................$24,175      $19,700

The daily base charter rates for vessels that reach their 18th delivery date anniversary, in the case of non-double hull vessels, or their 20th delivery date anniversary, in the case of double hull vessels, will decline to $18,262 per day for VLCCs and $15,348 for Suezmax tankers after such dates, respectively.

For the VLCC Front Tobago and the three Suezmaxes, Front Target, Front Transporter and Front Traveller, the terms are similar to those listed above as these vessels represent replacement leases for vessels included in the original fleet which have since been sold.

In addition, the base charter rate for Ship Finance's non-double hull vessels will decline to $7,500 per day on each vessels anniversary date in 2010. At which time we will have the option to terminate the charters for those vessels.

The daily base charterhire for our vessels that are chartered to Frontline Shipping II, which is also payable monthly in advance for a maximum of 360 days per year (361 days per leap year), is as follows:


Vessel             2005 to 2006    2007 to 2010      2011 to 2018     2019
                                                                    and beyond
--------------------------------------------------------------------------------

Front Champion.....   $31,340         $31,140           $30,640      $28,464
Front Century......   $31,501         $31,301           $30,801      $28,625
Golden Victory.....   $33,793         $33,793           $33,793      $33,793
Front Energy          $30,014         $30,014           $30,014      $30,014
Front Force           $29,853         $29,853           $29,853      $29,853

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

The terms of the charters do not provide us with an option to terminate the charter before the end of its term, other than with respect to non-double hull vessels on each vessels anniversary date in 2010. Ship Finance may terminate any or all of the charters in the event of an event of default under a charter ancillary agreement. The charters may also terminate in the event of (1) a requisition for title of a vessel or (2) the total loss or constructive total loss of a vessel. In addition, each charter provides that Ship Finance may not sell the related vessel without our consent.

Under the terms of charter ancillary agreements, beginning with the 11-month period from February 1, 2004 and for each calendar year after that, we have agreed to pay Ship Finance a profit sharing payment equal to 20% of the charter revenues for the applicable period, calculated on a time charter equivalent basis, realised by us from use of its fleet in excess of the daily base charterhire. The profit sharing payment is due two months after the end of each calendar year. The non-double hulled vessels are not to be included in the calculation of profit sharing after they have reached their anniversary date in 2010.

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

On January 28, 2005 and February 23, 2005 our Board approved further spin-offs of the shares in Ship Finance. On February 18, 2005, each shareholder of Frontline received one share of Ship Finance for every four shares of ours held and on March 24, 2005 each shareholder of Frontline received one share of Ship Finance for every ten shares of ours held. Following these transactions our shareholding in Ship Finance was approximately 16.2% at December 31, 2005. Ship Finance remains consolidated under the provisions of FASB interpretation 46 Consolidation of Variable Interest Entities.

On February 17, 2006, our Board approved a further spin-off of the shares in Ship Finance. On March 20, 2006, each shareholder of Frontline received one share of Ship Finance for every ten shares of ours held. Following these transactions our shareholding in Ship Finance was approximately 11.1% at June 19, 2006.

A detailed discussion of the contracts relating to the spin off of Ship Finance is provided in Item 10. Additional Information.

Spin-Off of Golden Ocean Group Limited

In November 2004, we established Golden Ocean Group Limited, which we refer to as Golden Ocean, as a wholly owned subsidiary in Bermuda for the purpose of transferring, by way of contribution, certain of our dry bulk shipping interests. Three of our subsidiaries and cash equal to the difference between $22.45 million and the historical net book value of those subsidiaries was transferred to Golden Ocean on December 1, 2004. On the same date, our Board resolved to distribute all of our shares of Golden Ocean to our shareholders in proportion to their ownership in Frontline. On December 13, 2004 we distributed 76.0% of the shares of Golden Ocean to our shareholders in a three for one stock dividend. Certain of our U.S. shareholders were excluded from the distribution and received a cash payment in lieu of shares equal to $0.60 per Golden Ocean share, which represents the average price per share of the Golden Ocean shares during their first five days of trading on the Oslo Stock Exchange. Golden Ocean was listed on the Oslo Stock Exchange on December 15, 2004. The Company sold 30 million Golden Ocean shares, equivalent to 13.3%, to provide funds for the cash payment and the Company retained a 10.7% interest in Golden Ocean which was subsequently sold in February 2005. The Company will not have any significant continuing involvement in these dry bulk operations.

At the time of the spin off Golden Ocean, we granted Golden Ocean options to acquire newbuilding contracts for two Panamax vessels. In 2005 Golden Ocean exercised these options to acquire from us the shares in two single purpose companies each owning a newbuilding contract for a Panamax vessel. These options were at a price equal to our costs, including instalments paid to date, plus our funding expenses. These options were exercised at a total price of $16.8 million.

Acquisition of Independent Tankers Corporation

In May 1998, we acquired ITC from a third party in an arms length transaction for a price of $9.5 million. Our investment in ITC was subsequently sold to Hemen, a related party, for $9.5 million with effect from July 1, 1998. On July 1, 2003, we purchased a call option for $10.0 million to acquire all of the shares of ITC from Hemen for a total consideration of $4.0 million plus 4% interest per year. Hemen is indirectly controlled by our Chairman, John Fredriksen. In December 2003 the Company implemented the provisions of FASB Interpretation 46, Consolidation of Variable Interest Entities ("FIN 46") and consequently was required to consolidate ITC. On May 27, 2004 we exercised this purchase option and acquired all of the shares of ITC. ITC operates a total of six VLCCs and four Suezmax tankers, which are on long-term charters to subsidiaries of BP Plc and Chevron Corporation, which we refer to as Chevron. The initial fixed terms of the charters range from 8 to 10 years. After the initial fixed term the charterers have options to extend the charters of the vessels for further periods of between eight to twelve years. ITC is financed by Term and Serial Notes. These Notes mature between 2006 and 2021 and are secured on ITC's vessels and long-term charters. Interest is payable on the Notes at fixed rates which range between 6.48% and 8.52%.


B. BUSINESS OVERVIEW

Our tanker fleet, which we believe is one of the largest in the world, consists of 30 VLCCs and 28 Suezmax tankers, of which eight are Suezmax OBOs, and one Aframax tanker. In addition we have two 1,700 TEU containerships. We also charter in ten modern VLCCs and three modern Suezmax tankers from third parties. We have six VLCC newbuildings on order, and five 2,800 TEU containerships newbuildings on order. In addition, we have commercial management of a further five VLCCs, three Suezmaxes and six Aframax tankers.

As of June 2006, the fleet that we operate has a total tonnage of  approximately
20.3 million dwt, including the 2.5 million dwt under commercial management. Our tanker vessels have an average age of 9.0 years compared with an estimated industry average of over 9.0 years. We believe that our vessels comply with the most stringent of generally applicable environmental regulations for tankers.

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

The tanker industry is highly cyclical, experiencing volatility in profitability, vessel values and freight rates. Freight rates are strongly
influenced   by  the   supply  of  tanker   vessels   and  the  demand  for  oil
transportation. Refer to Item 5 "Operating and Financial Review and Prospects" for a discussion of the tanker market in 2005.

Similar to structures commonly used by other shipping companies, our vessels are all owned by, or chartered to, separate subsidiaries or associated companies. Frontline Management AS, and Frontline Management (Bermuda) Limited which we refer to as Frontline Management, both wholly-owned subsidiaries, support us in the implementation of our decisions. Frontline Management is responsible for the commercial management of our shipowning subsidiaries, including chartering and insurance. Each of our vessels is registered under the Bahamas, French, Liberian, Cyprus, Singaporean, Norwegian, Isle of Man, Marshall Islands or Maltese flag.

Frontline has a strategy of extensive outsourcing. Ship management, crewing and accounting services are provided by a number of independent and competing suppliers. Our vessels are managed by independent ship management companies. Pursuant to management agreements, each of the independent ship management companies provides operations, ship maintenance, crewing, technical support, shipyard supervision and related services to Frontline. A central part of our strategy is to benchmark operational performance and cost level amongst our ship managers. Independent ship managers provide crewing for our vessels. Currently, our vessels are crewed with Russian, Ukrainian, Croatian, Romanian, Indian and Filipino officers and crews, or combinations of these nationalities. Accounting services for each of our shipowning subsidiaries are also provided by the ship managers.

Strategy

Following the spin off of Ship Finance and Golden Ocean discussed above, our operations are comprised of the following main components:

     o Our charter and management agreements with Ship Finance including a $274 million cash deposit we are required to reserve to secure the charters by Frontline Shipping and Frontline Shipping II.

     o    Our charter and management agreements with nine German KGs.

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

At the end of 2005, we established a new business unit to develop Floating Production Storage and Offloading, or FPSO, units. We plan to become a leading FPSO contractor by utilising our large fleet of vessels suitable for conversion into FPSOs. The single hull tankers in our existing fleet are considered as the main candidates for these conversions. In March 2006 we entered into an agreement with AED Oil Limited for the supply of a FPSO for the Puffin field development in Australia. The Aframax vessel Front Puffin is being converted into a FPSO for this project and is planned to be in operation from May 2007.

Our business strategy is primarily based upon the following principles:

     o emphasising operational safety and quality maintenance for all of our vessels;
     o    complying with all current and proposed environmental regulations;
     o    outsourcing technical operations and crewing;
     o    controlling operational costs of vessels;
     o    operating a modern and homogeneous fleets of tankers;
     o    achieving high utilisation of our vessels;
     o    achieving competitive financing arrangements;
     o    achieving  a  satisfactory   mix  of  term   charters,   contracts  of
          affreightment and spot voyages; and
     o developing and maintaining relationships with major oil companies and industrial charterers.

After having delivered their cargo, spot market vessels typically operate in ballast until being rechartered. It is the time element associated with these ballast legs that we seek to minimise by efficiently chartering OBO carriers and tankers that we operate. Our strategies to minimise time spent on ballast legs include allocating cargoes among our vessels so as to achieve the minimum total time spent on ballast legs across our fleet.

We believe that fleet size in the industrial shipping sector is important in negotiating terms with major clients and charterers. We believe that a large, high-quality VLCC and Suezmax fleet will enhance our ability to obtain competitive terms from suppliers and shipbuilders and to produce cost savings in chartering and operations.

Although there has been a trend to consolidation over the past 15 years, the tanker market remains highly fragmented. We estimate, based on available industry data that we currently own or operate approximately 10.2% of the world VLCC fleet and 10.4% of the world Suezmax tanker fleet. It is our intention to use the strong financial position that we believe our strategy and governing principles will create, to continue the consolidation of the tanker market. We plan to make acquisitions with the proceeds of equity and debt issuances and bank debt and by issuing shares as consideration for vessel purchases, and believe that such acquisitions will help us to consolidate the tanker market. Our role in the consolidation of the tanker market may include the acquisition of new vessels and secondhand vessels and we may also engage in business acquisitions and strategic transactions such as marketing joint ventures. In the ordinary course of our business, we engage in the evaluation of potential candidates for acquisitions and strategic transactions. While we are constantly evaluating opportunities for acquisitions and growth, at this time we do not have any planned acquisitions.

Following the spin-off of Ship Finance, we are more financially exposed to the chartering market. This is likely to increase our activity in the chartering market with respect to both short and long-term charters of vessels in and out. Our purpose will be to manage risk through a portfolio of charters. During 2005 and 2006 we have substantially increased the percentage of vessels chartered out. Currently 27 vessels in our fleet are chartered out under time or bareboat charters. Consolidation of the tanker market will remain an important objective for us.

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

Customers

Our customers include major oil companies, petroleum products traders, government agencies and various other entities. During the year ended December
31, 2005, one customers accounted for more than 10% of our consolidated operating revenues. During the year ended December 31, 2004, two customers each accounted for more than 10% of our consolidated operating income.

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

Frontline Management is responsible for arranging the insurance of our vessels in line with standard industry practice. In accordance with that practice, we maintain marine hull and machinery and war risks insurance, which include the risk of actual or constructive total loss, and protection and indemnity insurance with mutual assurance associations. From time to time we carry insurance covering the loss of hire resulting from marine casualties in respect of some of our vessels. Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1 billion per vessel per occurrence. Protection and indemnity associations are mutual marine indemnity associations formed by shipowners to provide protection from large financial loss to one member by contribution towards that loss by all members.

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

Environmental and Other Regulations

Government regulation significantly affects the ownership and operation of our vessels. The various types of governmental regulation that affect our vessels include international conventions and national, state and local laws and regulations of the jurisdictions where our tankers operate or are registered significantly affect the ownership and operation of our tankers. We believe we are currently in substantial compliance with applicable environmental and regulatory laws regarding the ownership and operation of our tankers. However, because existing laws may change or new laws may be implemented, we cannot predict the ultimate cost of complying with all applicable requirements or the impact they will have on the resale value or useful lives of our tankers. Future, non-compliance could require us to incur substantial costs or to temporarily suspend operation of our tankers.

We believe that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers are leading to greater inspection and safety requirements on all vessels and creating an increasing demand for modern vessels that are able to conform to the stricter environmental standards. We maintain high operating standards for our vessels that emphasises operational safety, quality maintenance, continuous training of our crews and officers and compliance with United States and international and other national regulations.

Our vessels are subject to both scheduled and unscheduled inspections by a variety of governmental and private entities, each of which may have unique requirements. These entities include the local port authorities such as the U.S. Coast Guard, harbor master or equivalent, classification societies, flag state administration or country of registry, and charterers, particularly terminal operators and major oil companies which conduct frequent vessel inspections. Each of these entities may have unique requirements that we must comply with.

International Maritime Organisation

The International Maritime Organisation, or the IMO (the United Nations agency for maritime safety and the prevention of marine pollution by ships), has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, which has been updated through various amendments, or the "MARPOL Convention. The MARPOL Convention relates to environmental standards including oil leakage or spilling, garbage management, as well as the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. In March 1992, the IMO adopted regulations that set forth pollution prevention requirements applicable to tankers, which became effective in July 1993. These regulations, which have been adopted by more than 150 nations, including many of the jurisdictions in which our tankers operate, provide, in part, that:

     o    tankers   between  25  and  30  years  old  must  be  of   double-hull
          construction or of a mid-deck design with double-sided construction, unless:

          (1) they have wing tanks or double-bottom spaces not used for the carriage of oil which cover at least 30% of the length of the cargo tank section of the hull or bottom; or

          (2) they are capable of hydrostatically balanced loading (loading cargo into a tanker in such a way that in the event of a breach of the hull, water flows into the tanker, displacing oil upwards instead of into the sea);

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

The baseline phase out dates applies to tankers according to their certified arrangement (protectively located segregated ballast tanks or PL/SBT) and the type of oil carried as cargo. These regulations identify 3 categories of single hull tankers, including double side and double bottom tankers:

a) Category 1 (Pre- PL/SBT) oil tankers - any tanker of 20,000 dwt or above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo or of 30,000 dwt or above carrying other types of oil.
b) Category 2 (PL/SBT) oil tankers - any tanker of 20,000 dwt or above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo or of 30,000 dwt or above carrying other types of oil.
c) Category 3 oil tankers - any tanker of between 5,000 dwt and 20,000 dwt carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo or of less than 30,000 dwt carrying other types of oil.

All of the single-hull tankers we operate are Category 2 oil tankers. The table below provides the specific phase out dates according to each category of oil tanker. Oil tankers that meet MARPOL Regulation 13F or have double bottoms and double sides with dimensions in compliance with MARPOL Regulation 13G1(c) continue to be exempt from the accelerated phase out.


Baseline Phase Out Scheme

 Phase Out Date                         Year of Delivery
                          Category 1        Category 2         Category 3
 April 5, 2005      before April 5, 1982       before April 5, 1977
    + 2005           after April 5, 1982    After April 5, 1977 but before
                                                  January 1, 1978
    + 2006                                        1978* and 1979*
    + 2007                                        1980* and 1981*
    + 2008                                             1982*
    + 2009                                             1983*
    + 2010                                        1984* or later
                       + by Anniversary of Delivery Date In Year
                                       * subject to CAS



For Category 2 and 3 tankers, a successful completion of the Condition Assessment Scheme (CAS) is required by 15 years of age or by the first intermediate or renewal survey due after April 5 2005, which ever occurs later.

The new phase-out regime became effective on April 5, 2005. For Category 1 tankers (pre-MARPOL tankers without segregated ballast tanks, generally built before 1982), the final phase-out date has been brought forward to 2005 from 2007. For Category 2 tankers (MARPOL tankers, generally built after 1982) the final phase out date has brought forward to 2010 from 2015.

To soften the significant impact that would occur if the approximately 700 tankers (approximately 67 million tons dwt) were to be phased out globally in 2010 as per above, two exceptions to the baseline phase out dates were adopted which allow Category 2 and 3 oil tankers that have passed the CAS to operate beyond the 2010 cut-off date as summarised below:

Exception One - a flag state may permit oil tankers to operate to 25 years of age provided that, not later than 1 July 2001, the entire cargo tank length is protected with one of the following arrangements which cannot be used for the carriage of oil:

     o Double bottoms having a height at centerline which does not meet that required by the MARPOL Regulation 13E; or

     o Wing tanks having a width which does not meet that required by the International Bulk Chemical Code for type 2 cargo tank location.

Exception Two - a flag state may permit oil tankers that do not have double bottoms nor double sides to operate to 25 years of age or the anniversary date of the tanker's delivery in 2015, whichever occurs earlier.

Although flag states are permitted to grant extensions in both of the above cases provided CAS is satisfactorily completed and IMO has been so informed of the extension, coast States have the right to deny oil tankers that have been granted such extensions into their ports and offshore terminals.

Oil tankers granted life extension under Exception One may be denied entry after 2015 for vessels which are 25 years of age and older. Oil tankers with neither double bottoms nor double sides which have been granted an extension under Exception Two may be denied entry after the relevant phase out date.

Based on the present oil consumption, expected future oil consumption, the present tanker fleet, the order book for tankers forward and the yard capacities we believe that in order to meet the world demand for transport of oil, the industry will need to use single hulls after 2010 and hence we believe exemptions will be granted for trading well maintained single hull tankers after 2010.

The following table summarises the impact of such regulations on the Company's single hull (SH) and double sided (DS) tankers:

                                   Vessel     Year   IMO phase out    OPA 90
Vessel Name          Vessel type Category(s)  Built  No exemption   Flag state
                                                                    exemption

Front Birch          Suezmax         DS       1991       2010           2015
Front Comor          Suezmax         SH       1993       2010           2015
Front Granite        Suezmax         SH       1991       2010           2015
Front Horizon        Suezmax         SH       1988       2010           2013
Front Maple          Suezmax         DS       1991       2010           2015
Front Sunda          Suezmax         SH       1992       2010           2015
Front Target         Suezmax         SH       1990       2010           2015
Front Transporter    Suezmax         SH       1989       2010           2014
Front Traveller      Suezmax         SH       1990       2010           2015
Marble               Suezmax         SH       1992       2010           2015
Front Voyager        Suezmax         SH       1992       2010           2015
Front Puffin         Aframax         SH       1990       2010           2015
Edinburgh            VLCC            DS       1993       2010           2015
Front Ace            VLCC            SH       1993       2010           2015
Front Duchess        VLCC            SH       1993       2010           2015
Front Duke           VLCC            SH       1992       2010           2015
Front Highness       VLCC            SH       1991       2010           2015
Front Lady           VLCC            SH       1991       2010           2015
Front Lord           VLCC            SH       1991       2010           2015
Front Sabang         VLCC            SH       1990       2010           2015
Front Tobago         VLCC            SH       1993       2010           2015
Front Vanadis        VLCC            SH       1990       2010           2015


In December 2003, the IMO adopted MARPOL Regulation 13H on the prevention of oil pollution from oil tankers when carrying heavy grade oil, or HGO. The new regulation bans the carriage of HGO in single hull oil tankers of 5,000 dwt and above after April 5, 2005, and in single hull oil tankers of 600 dwt and above but less than 5,000 dwt, no later than the anniversary of their delivery in 2008.

Under MARPOL Regulation 13H, HGO means any of the following:

     o    crude oils having a density at 15(0)C higher than 900 kg/m3;

     o fuel oils having either a density at 15(0)C higher than 900 kg/ m3 or a kinematic viscosity at 50(0)C higher than 180 mm2/s;

     o    bitumen, tar and their emulsions.

Under MARPOL Regulation 13H, the flag state may allow continued operation of oil tankers of 5,000 dwt and above, carrying crude oil with a density at 15(0)C higher than 900 kg/m3 but lower than 945 kg/m3, that conform to certain technical specifications and, in the opinion of the such state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship and provided that the continued operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery. The flag state may also allow continued operation of a single hull oil tanker of 600 dwt and above but less than 5,000 dwt, carrying HGO as cargo, if, in the opinion of the such state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship, provided that the operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery.

The IMO has also negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI was ratified in May 2004, and became effective in May 2005. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as halons, chlorofluorocarbons, emissions of volatile compounds from cargo tanks and prohibition of shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. We believe that we are in substantial compliance with the Annex VI regulations. Compliance with these regulations could require the installation of expensive emission control systems and could have an adverse financial impact on the operation of our vessels. Additional or new conventions, laws and regulations may be adopted that could adversely affect our ability to manage our vessels.

The operation of our vessels is also affected by the requirements set forth in the IMO's Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires ship owners and bareboat charterers to maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for emergencies. The failure of a ship owner or a bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in certain ports. We rely on the safety management system that we and our third party technical managers have developed.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with the ISM Code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a Document of Compliance, issued by each flag state, under the ISM Code. All of our vessels and their operators have received ISM certification. We are required to renew these documents of compliance and safety management certificates annually.

Non-compliance with the ISM Code and other IMO regulations may subject the vessel owner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in a tanker's denial of access to, or detention in, some ports. Both the United
States Coast Guard and EU authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and EU ports, as the case may be.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on the operation of oil tankers.


United States Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act of 1980

The United States regulates the tanker industry with an extensive regulatory and liability regime for environmental protection and cleanup of oil spills, consisting primarily of the United States Oil Pollution Act of 1990, or OPA, and the Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA. OPA affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the United States territorial sea and the 200 nautical mile exclusive economic zone around the United States. CERCLA applies to the discharge of hazardous substances (other than oil) whether on land or at sea. Both OPA and CERCLA impact our operations.

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

OPA limits the liability of responsible parties to the greater of $1,200 per gross ton or $10.0 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation). Under a recently proposed legislation, OPA liability limits will be increased, when such legislation is enacted, to the greater of $1,900 per gross ton or $16.0 million per tanker that is over 3,000 gross tons per (subject to possible adjustment for inflation). The act specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states that have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws.

CERCLA, which applies to owners and operators of tankers, contains a similar liability regime and provides for cleanup and removal of hazardous substances and for natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million. These limits of liability do not apply, however, where the incident is caused by violation of applicable United States federal safety, construction or operating regulations, or by the responsible party's gross negligence or wilful misconduct. These limits do not apply if the responsible party fails or refuses to report the incident or to co-operate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.

OPA also requires owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the act. The United States Coast Guard has enacted regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the OPA limitation on liability of $1,200 per gross ton with the CERCLA liability limit of $300 per gross ton. We expect that if the recently proposed legislation increasing liability limitations under OPA is enacted, the United States Coast Guard will accordingly increase the amounts of the financial responsibility. Under these regulations, an owner or operator of more than one tanker is required to obtain a certificate of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum strict liability under OPA and CERCLA. We have provided requisite guarantees and received certificates of financial responsibility from the United States Coast Guard for each of our tankers that calls in United States waters.

Frontline Management insures each of our tankers with pollution liability insurance in the maximum commercially available amount of $1.0 billion per incident per vessel. A catastrophic spill could exceed the insurance coverage available, in which event there could be a material adverse effect on our business.

Under OPA, oil tankers without double hulls will not be permitted to come to United States ports or trade in the United States waters by 2015. Based on the current phase-out requirement, our 18 single hull tankers will not be eligible to carry oil as cargo within the 200-mile United States exclusive economic zone starting in 2010, except that these tankers and our three double sided tankers may trade in United States waters until 2015 if their operations are limited to discharging their cargoes at the Louisiana Offshore Oil Port ("LOOP") or unloading with the aid of another vessel, a process referred to as "lightering," within authorised lightering zones more than 60 miles off-shore.

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

Other U.S. Environmental Requirements

        The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the U.S. Environmental Protection Agency, or EPA, to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessels that operate in such port areas are equipped with vapor control systems that satisfy these requirements. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas are already equipped with vapor control systems that satisfy these requirements. Although a risk exists that new regulations could require significant capital expenditures and otherwise increase our costs, we believe, based on the regulations that have been proposed to date, that no material capital expenditures beyond those currently contemplated and no material increase in costs are likely to be required.

        The Clean Water Act, or the CWA, prohibits the discharge of oil or hazardous substances into navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages. State laws for the control of water pollution also provide varying civil, criminal and administrative penalties in the case of a discharge of petroleum or hazardous materials into state waters. The CWA complements the remedies available under the more recent OPA and CERCLA, discussed above. Under current regulations of the EPA, vessels are not required to obtain CWA permits for the discharge of ballast water in U.S. ports. However, as a result of a recent U.S. federal court decision, vessel owners and operators may be required to obtain CWA permits for the discharge of ballast water, or they will face penalties for failing to do so. Although the EPA is likely to appeal this decision, we do not know how this matter is likely to be resolved and we cannot assure you that any costs associated with compliance with the CWA's permitting requirements will not be material to our results of operations.

        The National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. NISA established a ballast water management program for ships entering U.S. waters. Under NISA, mid-ocean ballast water exchange is voluntary, except for ships heading to the Great Lakes, Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil. However, NISA's exporting and record-keeping requirements are mandatory for vessels bound for any port in the United States. Although ballast water exchange is the primary means of compliance with the act's guidelines, compliance can also be achieved through the retention of ballast water onboard the ship, or the use of environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard. If the mid-ocean ballast exchange is made mandatory throughout the United States, or if water treatment requirements or options are instituted, the costs of compliance could increase for ocean carriers.

        Our operations occasionally generate and require the transportation, treatment and disposal of both hazardous and non-hazardous wastes that are subject to the requirements of the U.S. Resource Conservation and Recovery Act, or RCRA, or comparable state, local or foreign requirements. In addition, from time to time we arrange for the disposal of hazardous waste or hazardous substances at offsite disposal facilities. If such materials are improperly disposed of by third parties, we might still be liable for clean up costs under applicable laws.

        Several of our vessels currently carry cargoes to U.S. waters regularly and we believe that all of our vessels are suitable to meet OPA and other U.S. environmental requirements and that they would also qualify for trade if chartered to serve U.S. ports.


European Union Tanker Restrictions

In July 2003, the EU adopted legislation, which was amended in October 2003, that prohibits all single hull tankers from entering into its ports or offshore terminals by 2010 or earlier, depending on their age. The EU has also already banned all single hull tankers carrying heavy grades of oil from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction. Commencing in 2005, certain single hull tankers above 15 years of age are also restricted from entering or leaving EU ports or offshore terminals and anchoring in areas under EU jurisdiction. The EU also adopted legislation that: (1) ban manifestly sub-standard vessels (defined as those more than 15 years old that have been detained by port authorities at least twice in a six month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. The sinking of the m.t. Prestige and resulting oil spill in November 2002 has led to the adoption of other environmental regulations by certain EU nations, which could adversely affect the remaining useful lives of all of our tankers and our ability to generate income from them. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the EU or any other country or authority.

International Conventions on Civil Liability for Oil Pollution Damage

Although the United States is not a party to these Conventions, many countries ratified and followed the liability system adopted by the IMO and originally set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969 and the Convention for the Establishment of an International Fund for Oil Pollution of 1971. This international oil pollution regime was modified in 1992 by two Protocols. The amended Conventions are known as the 1992 Civil Liability Convention and the 1992 Fund Convention. The 1992 Conventions entered into force on May 30, 1996. Due to a number of denunciations of the 1971 Convention this Convention ceased to be in force on May 24, 2004. A large number of States have also denounced the 1969 Civil Liability Convention and as more States do so its importance is increasingly diminishing. Under the 1992 Civil Liability Convention, a vessel's registered owner is strictly liable for oil pollution damage caused in the territory, territorial seas or exclusive economic zone of a contracting state by discharge of persistent oil from a tanker, subject to certain complete defences. The 1992 Fund established by the 1992 Fund Convention pays compensation to those suffering oil pollution damage in a State party to the 1992 Fund Convention who did not obtain full compensation under the 1992 Civil Liability Convention. This would normally apply where the shipowner has a defence under the 1992 Civil Liability Convention or the damage exceeds the shipowner's liability under that Convention. Under an amendment that became effective on November 1, 2003, liability limits under the 1992 Civil Liability Convention were increased by over 50%. For vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel) liability will be limited to SDR 4,510,000 (approximately $6.7 million) plus SDR 631 (approximately $932) for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to SDR 89,770,000 (approximately $132,7 million). Also with effect from the same date the maximum amount payable by the 1992 Fund increased from SDR 135 million (approximately $199.5 million) to SDR 203million (approximately $300 million). The right to limit liability is forfeited under the 1992 Civil Liability Convention if it is proved that the pollution damage resulted from the shipowner's personal act or omission, committed with the intent to cause such damage, or recklessly and with knowledge that such damage would probably result. Vessels trading to States that are parties to the 1992 Civil Liability Convention must provide evidence of insurance covering the liability of the owner. On March 2005 a third tier of compensation was established by means of a Supplementary Fund. This Fund provides additional compensation to that available under the 1992 Fund Convention for pollution damage in States that are members of the Supplementary Fund. The amount available is SDR 750 million (approximately $1,083 million) including the costs payable under the 1992 Civil Liability Convention and the 1992 Fund Convention, SDR 203 million (approximately $300 million). In jurisdictions where the 1992 Civil Liability Convention has not been adopted, various legislative schemes govern or common law applies, and liability is imposed either on the basis of fault or in a manner similar to the 1992 Convention. We believe that our P&I insurance covers liabilities either under the international oil pollution schemes or under local regimes like for example the US Oil Pollution Act 1990.

The unit of account in the 1992 Conventions is the Special Drawing Right (SDR) as defined by the International Monetary Fund. In this document the SDR has been converted into US dollars at the rate of exchange applicable on May 2, 2006 of SDR 1 = USD 1.477760.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the United States Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, or SOLAS, created a new chapter of the convention dealing specifically with maritime security. The new chapter came into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code, or ISPS. Among the various requirements are:

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

C. ORGANISATIONAL STRUCTURE

See Exhibit 8.1 for a list of our significant subsidiaries and equity interests.

D. PROPERTY, PLANT AND EQUIPMENT

The Company's Vessels

We operate a modern fleet of tankers and the following table sets forth the fleet that we operate as of May 31, 2006 (including contracted newbuildings not yet delivered):

                                   Approximate                       Type of
Vessel                     Built   Dwt.         Construction  Flag   Employment
------                     -----   ----         ------------  ----   ----------

Tonnage Owned Directly
----------------------

VLCCs
-----
Antares Voyager            1998    310,000      Double-hull   BA    Bareboat
                                                                    charter
Phoenix Voyager            1999    308,500      Double-hull   BA    Bareboat
                                                                    charter
Hull NE037 (Newbuilding)   2006    298,500      Double-hull   n/a   n/a
Hull NE041 (Newbuilding)   2006    298,500      Double-hull   n/a   n/a
Hull 2396 (Newbuilding)    2009    297,000      Double-hull   n/a   n/a
Hull 2397 (Newbuilding)    2009    297,000      Double-hull   n/a   n/a
Hull 2398 (Newbuilding)    2010    297,000      Double-hull   n/a   n/a
Hull 2399 (Newbuilding)    2010    297,000      Double-hull   n/a   n/a

Suezmax Tankers
---------------
Front Horizon              1988    151,000      Single-hull   MI    Spot market
Marble                     1992    150,000      Single-hull   BA    Time charter
Front Voyager              1992    155,000      Single-hull   BA    Bareboat
                                                                    charter
Cygnus Voyager             1993    157,000      Double-hull   BA    Bareboat
                                                                    charter
Altair Voyager             1993    136,000      Double-hull   BA    Bareboat
                                                                    charter
Sirius Voyager             1994    156,000      Double-hull   BA    Bareboat
                                                                    charter

Aframax Tankers
---------------
Front Puffin               1990    112,000      Single-hull   Malta Spot market

Tonnage Owned Through Ship Finance
----------------------------------

VLCCs
-----
Front Sabang               1990    286,000      Single-hull   SG    Time charter
Front Vanadis              1990    286,000      Single-hull   SG    Spot market
Front Highness             1991    284,000      Single-hull   SG    Time charter
Front Lady                 1991    284,000      Single-hull   SG    Time charter
Front Lord                 1991    284,000      Single-hull   SG    Time charter
Front Duke                 1992    284,000      Single-hull   SG    Time charter
Front Duchess              1993    284,000      Single-hull   SG    Time charter
Front Tobago               1993    261,000      Single-hull   LIB   Spot market
Front Edinburgh            1993    302,000      Double-side   LIB   Spot market
Front Ace                  1993    276,000      Single-hull   LIB   Time charter
Front Vanguard             1998    300,000      Double-hull   MI    Spot market
Front Century              1998    311,000      Double-hull   MI    Spot market
Front Champion             1998    311,000      Double-hull   BA    Spot market
Front Vista                1998    300,000      Double-hull   MI    Spot market
Front Comanche             1999    300,000      Double-hull   FRA   Time charter
Golden Victory             1999    305,000      Double-hull   MI    Time charter
Front Circassia            1999    306,000      Double-hull   MI    Spot market
Front Opalia               1999    302,000      Double-hull   IoM   Spot market
Ocana                      1999    300,000      Double-hull   IoM   Bareboat
                                                                    charter
Front Scilla               2000    303,000      Double-hull   MI    Spot market
Ariake tbn Olivia          2001    299,000      Double-hull   BA    Bareboat
                                                                    charter
Front Serenade             2002    299,000      Double-hull   LIB   Bareboat
                                                                    charter
Otina                      2002    298,000      Double-hull   IoM   Bareboat
                                                                    charter
Front Stratus tbn Ondina   2002    299,000      Double-hull   LIB   Bareboat
                                                                    charter
Front Falcon               2002    309,000      Double-hull   BA    Spot market
Front Page                 2002    299,000      Double-hull   LIB   Bareboat
                                                                    charter
Front Energy               2004    305,000      Double-hull   CYP   Spot market
Front Force                2004    305,000      Double-hull   CYP   Spot market

Suezmax OBO Carriers
--------------------
Front Breaker              1991    169,000      Double-hull   MI    Time charter
Front Climber              1991    169,000      Double-hull   SG    Time charter
Front Driver               1991    169,000      Double-hull   MI    Time charter
Front Guider               1991    169,000      Double-hull   SG    Time charter
Front Leader               1991    169,000      Double-hull   SG    Time charter
Front Rider                1992    170,000      Double-hull   SG    Time charter
Front Striver              1992    169,000      Double-hull   SG    Time charter
Front Viewer               1992    169,000      Double-hull   SG    Time charter

Suezmax Tankers
---------------
Front Transporter          1989    150,000      Single-hull   MI    Spot market
Front Target               1990    150,000      Single-hull   MI    Spot market
Front Traveller            1990    150,000      Single-hull   MI    Spot market
Front Birch                1991    150,000      Double-side   MI    Spot market
Front Maple                1991    150,000      Double-side   MI    Spot market
Front Granite              1991    150,000      Single-hull   MI    Spot market
Front Sunda                1992    150,000      Single-hull   MI    Spot market
Front Comor                1993    150,000      Single-hull   MI    Time charter
Front Pride                1993    150,000      Double-hull   NIS   Spot market
Front Glory                1995    150,000      Double-hull   NIS   Time charter
Front Splendour            1995    150,000      Double-hull   NIS   Spot market
Front Ardenne              1997    153,000      Double-hull   NIS   Spot market
Front Brabant              1998    153,000      Double-hull   NIS   Spot market
Mindanao                   1998    159,000      Double-hull   SG    Spot market

Containerships
--------------
Sea Alfa                   2005    1,700 TEU(1) n/a           CYP   Time charter
Sea Beta                   2005    1,700 TEU    n/a           CYP   Bareboat
                                                                    charter

Tonnage Chartered In from Third Parties
---------------------------------------

VLCCs
-----
Front Chief                1999    311,000      Double-hull   BA    Spot market
Front Commander            1999    311,000      Double-hull   BA    Spot market
Front Crown                1999    311,000      Double-hull   BA    Spot market
British Pioneer            1999    307,000      Double-hull   IoM   Bareboat
                                                                    charter
British Pride              2000    307,000      Double-hull   IoM   Bareboat
                                                                    charter
British Progress           2000    307,000      Double-hull   IoM   Bareboat
                                                                    charter
British Purpose            2000    307,000      Double-hull   IoM   Bareboat
                                                                    charter
Front Tina                 2000    299,000      Double-hull   LIB   Spot market
Front Commodore            2000    299,000      Double-hull   LIB   Time charter
Front Eagle                2002    309,000      Double-hull   BA    Spot market

Suezmax Tankers
---------------
Front Warrior              1998    153,000      Double-hull   BA    Spot market
Front Melody               2001    150,500      Double-hull   LIB   Spot market
Front Symphony             2001    150,500      Double-hull   LIB   Spot market

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

Key to Flags:
BA - Bahamas, IoM - Isle of Man, LIB - Liberia, NIS - Norwegian International Ship Register, SG - Singapore, FRA - France, MI - Marshall Islands, CYP - Cyprus.

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


ITEM 4A.  UNRESOLVED STAFF COMMENTS

None.


ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following  discussion  should be read in  conjunction  with Item 3 "Selected
Financial   Data",   Item  4  "Information  on  the  Company"  and  our  audited
Consolidated Financial Statements and Notes thereto included herein.

Our principal focus and expertise is the transportation of crude oil and oil product cargoes for major integrated oil companies and other customers. As at December 31, 2005, our tanker fleet consisted of 30 VLCCs, six VLCC newbuilding contracts and 28 Suezmax tankers, of which eight are Suezmax OBOs and one Aframax tanker. We also charter in ten modern VLCCs and three modern Suezmax tankers from third parties. A full fleet list is provided in Item 4 "Information on the Company" showing the vessels that we currently own and charter in.

Fleet Changes

Refer to Item 4 for discussion on acquisitions and disposals of vessels. A summary of our fleet changes for the years ended December 31, 2005, 2004 and 2003 is as follows:

                                                005        2004        2003
VLCCs
At start of period                               38          36          28
Acquisitions                                      4           3           2
Disposals                                         -           1           1
Consolidated  from  December  31,  2003
due to adoption of FIN 46                         -           -           7
---------------------------------------------------------------------------
At end of period                                 42          38          36
---------------------------------------------------------------------------

VLCCs owned by equity investees
At start of period                                1           7          11
Acquisitions                                      -           -           -
Disposals                                         1           6           3
Consolidated  from  December  31,  2003
due to adoption of FIN 46                         -           -           1
---------------------------------------------------------------------------
At end of period                                  -           1           7
---------------------------------------------------------------------------

Suezmax
At start of period                               28          23          21
Acquisitions                                      -           5           -
Disposals                                         5           -           2
Consolidated  from  December  31,  2003
due to adoption of  FIN 46                        -           -           4
---------------------------------------------------------------------------
At end of period                                 23          28          23
---------------------------------------------------------------------------

Suezmax OBOs
---------------------------------------------------------------------------
At start and end of period                        8           8           8
---------------------------------------------------------------------------

Drybulk
At start of period                                1           3           3
Disposals                                         1           2           -
---------------------------------------------------------------------------
At end of period                                  -           1           3
---------------------------------------------------------------------------

Total fleet
At start of period                               76          77          71
Acquisitions                                      4           8           2
Disposals                                         7           9           6
Consolidated  from  December  31,  2003
due to adoption of FIN 46                         -           -          10
---------------------------------------------------------------------------
At end of period                                 73          76          77
---------------------------------------------------------------------------

Summary of Fleet Employment

As discussed below, our vessels are operated under time charters, bareboat charters, voyage charters, pool arrangements and COAs.

                               As at December 31,
                             2005                 2004              2003
                        No.           %       No.        %      No.        %
VLCCs
Spot or pool             28         67%        25      66%       23      64%
Time charter              9         21%         2       5%        3       8%
Bareboat                  5         12%        11      29%       10      28%
charter
-----------------------------------------------------------------------------
Total                    42        100%        38     100%       36     100%
-----------------------------------------------------------------------------

VLCCs owned by
equity
investees
Spot or pool              -        100%         1     100%        7     100%
----------------------------------------------------------------------------
Total                     -        100%         1     100%        7     100%
----------------------------------------------------------------------------

Suezmax
Spot or pool             22         96%        24      86%       18      78%
Time charter              1          4%         -        -        1       4%
Bareboat                  -           -         4      14%        4      18%
charter
----------------------------------------------------------------------------
Total                    23        100%        28     100%       23     100%
----------------------------------------------------------------------------

Suezmax OBOs
Spot or pool              -           -         -        -        -        -
Time charter              8        100%         8     100%        8     100%
----------------------------------------------------------------------------
Total                     8        100%         8     100%        8     100%
----------------------------------------------------------------------------

Drybulk
Time charter              -           -         -        -        2      67%
Bareboat                  -           -         1     100%        1      33%
charter
----------------------------------------------------------------------------
Total                     -           -         1     100%        3     100%
----------------------------------------------------------------------------

Total fleet
Spot or pool             50         68%        50      66%       48      62%
Time charter             18         25%        10      13%       14      18%
Bareboat                  5          7%        16      21%       15      20%
charter
----------------------------------------------------------------------------
Total                    73        100%        76     100%       77     100%
----------------------------------------------------------------------------

Market Overview

For the third year in a row the tanker market was very profitable, even if 2005 could not compete with 2004. The extreme volatility witnessed in rates over 2004 was to a smaller extent the case for 2005, though still were testing at times. The TCE for a modern VLCC differed between lows of $24,000 per day and highs of $130,000 per day in 2005 and Suezmaxes ranged between lows of $23,000 per day and highs of $107,000 per day in 2005 according to industry sources.

The International Energy Agency (IEA) reported in their May issue, world oil demand in 2005 of 83.59 million barrels per day (mbd), an increase of 1.05 mbd from 2004. The Middle East, China and North America contributed with 55% of this increase which indicate their strong economic growth.

Lack of spare oil production capacity drove crude oil prices to about $70 per barrel towards the end of the year and dampened the extremely strong growth in oil consumption of close to 4.0% in 2004 to 1.3% in 2005 according to the IEA. China continued its rapid economic growth with full force in 2005 with GDP increasing 9.9% however their growth in oil demand was down from 15.4% in 2004 to 2.4% in 2005. The hurricanes Katrina and Rita which hit the US Gulf Coast in August and September were each among the top five most powerful storms of all time and lead to damages to production platforms which caused additional ton-miles for the last quarter of 2005. It is estimated that hurricanes cut down approximately 0.4 mbd in US production as an average over the year. Geopolitical tension in Nigeria, Venezuela, Iraq, Iran and other parts of the Middle East, which was given a lot of press attention, seems to have had limited effect on their production as the OPEC members in total increased production by 3.2% in 2005 compared to total world supply which increased 1.3%.

The world VLCC fleet increased 4.7% in 2005 from 444 vessels to 465 vessels. Only one VLCC was scrapped during the year while eight were converted. A total of 30 were delivered during the year. The total order book for VLCCs was at 92 vessels at the end of 2005, of which 35 were ordered during the year. The size of the world Suezmax fleet increased by 7% in 2005 from 315 vessels to 337. Two Suezmaxes were scrapped while 24 were delivered. The total orderbook for Suezmaxes was at 63 at the end of the year, of which seven were ordered during the year. The total orderbooks for VLCCs and Suezmaxes equates to 19.8% and 18.7%, respectively, of the existing fleet.

Even though spot market rates have declined during the first four months of 2006, the company believes the outlook for the remainder of 2006 is positive. The continued growth in oil consumption combined with relatively few deliveries, combined with an increasing amount of conversions for other purposes, should lead to a positive demand environment for tankers.

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

     o During 2004, we owned 50% of the issued shares of and had made loans to Golden Fountain Corporation, owner of a VLCC. Prior to the adoption of FIN 46, we accounted for our interest in Golden Fountain Corporation using the equity method. We determined that Golden Fountain Corporation was a variable interest entity and that we were the primary beneficiary. Accordingly we consolidated the assets and liabilities of Golden Fountain Corporation effective December 31, 2003. The effect of consolidation of Golden Fountain Corporation as of December 31, 2003 was to increase total assets by $7.8 million, increase total liabilities by $16.4 million and to record the cumulative effect of a change in accounting principle of $8.5 million. Golden Fountain Corporation sold its vessel in December 17, 2004.

     o On July 1, 2003, we purchased a call option for $10.0 million to acquire all of the shares of ITC from Hemen, a related party, for a total consideration of $4.0 million plus 4% interest per year. Prior to the adoption of FIN 46 we did not consolidate ITC. We determined that ITC was a variable interest entity and that we were the primary beneficiary. Accordingly we consolidated the assets and liabilities of ITC effective December 31, 2003. The effect of consolidation of ITC as of December 31, 2003 was to increase total assets by $910.5 million, increase total liabilities by $935.7 million and to record the cumulative effect of a change in accounting principle of $25.2 million.

     o Nine of the vessels we leased as at December 31, 2005 are leased from special purpose lessor entities which were established and are owned by independent third parties who provide financing through debt and equity participation. Each entity owns one vessel, which is leased to us, and has no other activities. Prior to the adoption of FIN 46R, we did not consolidate these special purpose lessor entities. At December 31, 2005, one of these leases is accounted for as an operating lease and eight of these leases are accounted for as capital leases. We determined that due to the existence of certain put and call options over the leased vessels, these entities are variable interest entities. The determination of the primary beneficiary of a variable interest entity requires knowledge of the participations in the equity of that entity by individual and related equity holders. Our lease agreements with the leasing entities do not give us any right to obtain this information and we have been unable to obtain this information by other means. Accordingly we are unable to determine the primary beneficiary of these leasing entities. At December 31, 2005, the original cost to the lessor of the assets under such arrangements was $618.5 million. At December 31, 2005, our residual value guarantees associated with these leases, which represent the maximum exposure to loss, are $84.5 million.

     o We had both an obligation and an option to purchase the VLCC Oscilla on expiry of a five-year time charter, which commenced in March 2000. Oscilla was owned and operated by an unrelated special purpose entity. Prior to the adoption of FIN 46R, we did not consolidate this special purpose entity. We determined that the entity that owns Oscilla is a variable interest entity and that we were the primary beneficiary. At December 31, 2004 through to January 2005, when we exercised our option to acquire the vessel, we were unable to obtain the accounting information necessary to be able to consolidate the entity that owns Oscilla. If we had exercised our option at December 31, 2004, the cost to us of the Oscilla would have been approximately $28.5 million and the maximum exposure to loss was $15.4 million. On January 17, 2005, we exercised our option to acquire the Oscilla and the vessel was delivered to us on April 4, 2005

With effect from December 2003, the International Maritime Organisation implemented new regulations that result in the accelerated phase-out of single hull vessels. As a result of this, we have re-evaluated the estimated useful life of our single hull vessels and determined this to be either 25 years or the vessel's anniversary date in 2015 whichever comes first. As a result, the estimated useful lives of fourteen of our wholly owned vessels and two vessels owned by associated companies were reduced in the fourth quarter of 2003. A change in accounting estimate was recognised to reflect this decision, resulting in an increase in depreciation expense and consequently decreasing net income by $1.3 million and basic and diluted earnings per share by $0.02, for 2003.

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

In 2005, we disposed of our last remaining dry bulk carrier which has been accounted for as discontinued operations as we do not plan on having any continued involvement in dry bulk operations. Discontinued operations also includes a portion of the gain on sale of shares of Golden Ocean in February 2005 representing the difference between the cost of the shares sold and the fair value of the shares at the date of the spin off of Golden Ocean.


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

Management believes that the following accounting policies are the most critical to aid in fully understanding and evaluating our reported financial results as they require a higher degree of judgement in their application resulting from the need to make estimates about the effect of matters that are inherently uncertain. See Note 2 to our audited Consolidated Financial Statements included herein for details of all of our material accounting policies.

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

Revenues and voyage expenses of the vessels operating in pool arrangements, are pooled and the resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula. Formulae used to allocate net pool revenues vary among different pools but generally allocate revenues to pool participants on the basis of the number of days a vessel operates in the pool with weighting adjustments made to reflect vessels' differing capacities and performance capabilities. The same revenue and expenses principles stated above are applied in determining the pool's net pool revenues. Certain pools are responsible for paying voyage expenses and distribute net pool revenues to the participants. We account for the net pool revenues allocated by these pools as "pool revenues" which are included in voyage revenues in our statements of operations. Certain pools require the participants to pay and account for voyage expenses, and distribute gross pool revenues to the participants such that the participants' resulting net pool revenues are equal to net pool revenues calculated according to the agreed formula. We account for gross pool revenues allocated by these pools as "pool revenues" which are included in voyage revenues in our statements of operations.

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

     o If the estimated economic useful life is incorrect, or circumstances change such that the estimated economic useful life has to be revised, an impairment loss could result in future periods. We will continue to monitor the situation and revise the estimated useful lives of our non-double hull vessels as appropriate when new regulations are implemented.

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

     o    Leases

     o Leases are classified as either capital leases or operating leases based on an assessment of the terms of the lease. Classification of leases involves the use of estimates or assumptions about fair values of leased vessels, expected future values of vessels and, if lessor's rates of return are not known, lessee's cost of capital. We generally base our estimates of fair value on the average of three independent broker valuations of a vessel. Our estimates of expected future values of vessels are based on current fair values amortised in accordance with our standard depreciation policy for owned vessels. Lessee's cost of capital is estimated using an average which includes estimated return on equity and estimated incremental borrowing cost. The classification of leases in our accounts as either capital leases or operating leases is sensitive to changes in these underlying estimates and assumptions.

Factors Affecting Our Results

The principal factors affected our results of operations and financial position include:

     o    the earnings of our vessels in the charter market;

     o    vessel operating expenses;

     o    administrative expenses;

     o    depreciation;

     o    interest expense;

     o    minority interest


We have derived our earnings from bareboat charters, time charters, voyage charters, pool arrangements and contracts of affreightment.

As at December 31, 2005, 2004 and 2003, 50, 50 and 48 respectively, of our vessels operated in the voyage charter market. The tanker industry has historically been highly cyclical, experiencing volatility in profitability, vessel values and freight rates. In particular, freight and charter rates are strongly influenced by the supply of tanker vessels and the demand for oil transportation services.

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

Interest expense relates to vessel specific debt facilities and corporate debt. Interest expense depends on our overall borrowing levels and may significantly increase when we acquire vessels or on the delivery of newbuildings. Interest incurred during the construction of a newbuilding is capitalised in the cost of the newbuilding. Interest expense may also change with prevailing interest rates, although the effect of these changes may be reduced by interest rate swaps or other derivative instruments.

All of our charter and management arrangements with Ship Finance are eliminated on consolidation. However, due to the spin-off of our holdings of Ship Finance shares, we record as an expense the share of total consolidated income attributable to the minority interest.

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

Results of Operations

Year ended December 31, 2005 compared with the year ended December 31, 2004

Total operating revenues and voyage expenses and commission

                                   Year ended December 31,          Change
(in thousands of $)                      2005         2004            $       %
Voyage charter revenues             1,152,240    1,554,519    (402,279)    (26)
Time charter revenues                 205,837      108,246       97,591      90
Bareboat charter revenues             142,562      176,381     (33,819)    (19)
Finance lease interest income           9,584       10,794      (1,210)    (11)
Other income                            3,610        3,630         (20)     (1)
-------------------------------------------------------------------------------
Total Operating Revenues            1,513,833    1,853,570    (339,737)    (18)
-------------------------------------------------------------------------------

Total operating revenues decreased by 18% in 2005 compared with 2004 which primarily reflects weaker earnings in the spot market. The decrease in voyage charter revenues primarily reflects the strategic change in the employment of five VLCCs from the spot market to time charters along with a general downward trend in the market compared to the unusually high market in 2004 as discussed above. Voyage charter revenues include pool revenues. Certain pools are responsible for paying voyage expenses and distribute net pool revenues to the participants while other pools require the participants to pay and account for voyage expenses, and distribute gross pool revenues to the participants such that the participants' resulting net pool revenues are equal to net pool revenues calculated according to the agreed formula. An analysis of our pool revenues included in voyage revenues is as follows:

(in thousands of $)                                    2005          2004
Pool earnings allocated on gross basis              118,236        78,429
Pool earnings allocated on net basis                 35,505       117,179
-------------------------------------------------------------------------
Total pool earnings                                 153,741       195,608
-------------------------------------------------------------------------

The increase in time charter revenues mainly reflects the change in employment of five of our VLCCs to time charters during 2005. These time charters provide us with a guaranteed minimum charter rate along with a 50:50 profit sharing of average earnings above agreed thresholds.

Bareboat charter revenues in 2004 include $17.0 million in relation to two VLCCs which were employed in the spot market part way through 2004. In 2004, we placed four wholly owned VLCCs on bareboat charters which provide for a flat bareboat rate along with a profit share based on market rates. Total earnings for these vessels were $79.0 million in 2005 compared to $96.1 million in 2004 with the decrease reflecting a decrease in market rates compared to 2004.

Our vessels are operated under time charters, bareboat charters, voyage charters, pool arrangements and contracts of affreightment ("COAs"). Under a time charter, the charterer pays substantially all of the vessel voyage costs. Under a bareboat charter the charterer pays substantially all of the vessel voyage and operating costs. Under a voyage charter, the vessel owner pays such costs. Vessel voyage costs are primarily fuel and port charges. Accordingly, charter income from a voyage charter would be greater than that from an equally profitable time charter to take account of the owner's payment of vessel voyage costs. In order to compare vessels trading under different types of charters, it is standard industry practice to measure the revenue performance of a vessel in terms of average daily time charter equivalent earnings, or TCEs. For voyage charters, this is calculated by dividing net voyage revenues by the number of days on charter. Days spent off-hire are excluded from this calculation. For comparability, TCEs for bareboat charters include an allowance for estimated operating costs that would be paid by us under an equivalently profitable time charter. In 2005 we include an allowance of $6,500 per day for estimated operating costs (2004 - $6,500 per day).

A summary of average time charter equivalent earnings per day for our fleet is as follows:

(in $ per day)            2005      2004      2003      2002         2001
VLCC                    57,400    78,000    42,300    22,500       40,800
Suezmax                 40,300    57,900    33,900    18,400       30,700
Suezmax OBO             34,900    27,900    31,900    17,700       28,900
Containerships          26,100         -         -         -            -

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

                             2005       2004        2003        2002       2001
Voyage revenues         1,152,240  1,554,519   1,089,583     489,286    639,807
Voyage expenses and     (337,221)  (361,609)   (323,378)   (134,930)   (88,283)
commission
                        ---------- ---------- ----------- ----------- ----------
Net voyage revenues       815,019  1,192,910     766,205     354,356    551,524
                        ========== ========== =========== =========== ==========


Ship operating expenses

                        Year ended December 31,           Change
(in thousands of $)           2005         2004            $            %
Suezmax OBO                 17,658       15,350        2,308           15
Suezmax                     53,935       43,523       10,412           24
VLCC                        75,931       71,512        4,419            6
Containerships               1,178            -        1,178          100
-------------------------------------------------------------------------
                           148,702      130,385       18,317           14
-------------------------------------------------------------------------

Ship operating expenses have increased primarily as a result of fleet changes and drydockings in the year. Major movements are as follows:

o An increase in drydockings during the year from seven vessels in 2004 to ten in 2005 o Inclusion of a full year's operating costs for five Suezmaxes purchased during 2004 resulting in increase in costs totalling $10.9 million
o Increase of $4.7 million due to acquisition of four VLCCs during 2005 o Increase of $1.2 million due to acquisition of two containerships during 2005 o Reduction of costs totalling $2.1 million due to sale of the vessel Golden Fountain late in 2004 o Reduction of costs of $4.7 million due to the sale of five Suezmaxes during the year


Charterhire expenses

                           Year ended December 31,      Change
(in thousands of $)          2005         2004            $             %
Charterhire expenses       11,711       39,302       (27,591)         (70)
--------------------------------------------------------------------------------

Number of vessels chartered in and                                2005     2004
accounted for as operating leases:
      VLCC                                                         -        3
      Suezmax                                                      1        1
-------------------------------------------------------------------------------
                                                                   1        4
-------------------------------------------------------------------------------

Charterhire expenses have decreased primarily as a result of our purchase in the first quarter of the year of three VLCCs which were previously chartered in and accounted for as operating leases.

Administrative expenses


                        Year ended December 31,           Change
(in thousands of $)           2005         2004            $            %
Administrative expenses     21,181       25,739       (4,558)         (18)

The decrease in administrative expenses in 2005 is mainly attributable to 2004 including charges relating to employee stock options of $5.5 million which have not been incurred in 2005 as our employee stock option plans terminated in June 2004.

Depreciation

                        Year ended December 31,           Change
(in thousands of $)           2005         2004            $            %
Depreciation               198,359      180,497       17,862           10

The increase in depreciation is primarily attributable to:

     o    Reduction of $5.9 million due to sale of five vessels in the year
     o Additional depreciation of $15.6 million due to purchase of nine vessels in the year
     o Increase of $8.9 million due to full year's depreciation for vessels purchased during 2004

In 2004, Golden Fountain was fully consolidated under FIN 46 and $3.3 million in depreciation was included in the charge for that year. As discussed in Note 15 of the financial statements included herein, the vessel Golden Fountain was sold late 2004 and as such, we have not recorded any depreciation in 2005.

Interest income

                        Year ended December 31,           Change
(in thousands of $)           2005         2004            $            %
Interest income             41,040       31,595        9,445           30

Interest income has increased primarily as a result of an increase in interest earned on bank deposits due to a combination of increased interest rates and an increase in average cash balances held.

Interest expense

                        Year ended December 31,           Change
(in thousands of $)           2005         2004            $            %
Interest expense           215,995      205,458       10,537            5

Interest expense has increased primarily due to:

     o Increase in loan interest of $25.2 million due to combination of increase in LIBOR and a larger debt balance
     o Decrease in swap interest of $10.7 million due to the increase in LIBOR
     o Decrease in interest on Ship Finance 8.5% Senior Notes of $5.6 million as a result of the repurchase of $73.2 million of the Notes
     o Increase in amortisation of deferred charges of $6.6 million primarily due to write offs as a result of repayment of debt on vessels sold during the year and the repurchase of Ship Finance 8.5% Senior Notes

Share of results of associated companies

                        Year ended December 31,           Change
(in thousands of $)           2005         2004            $            %
Share of results of
  associated companies       3,691       10,553       (6,862)         (65)

As of December 31, 2005, we account for three investees under the equity method as discussed in Note 15 of the financial statements included herein. One of those investees, Golden Fountain Corporation, sold its vessel in December 2004 and was effectively dormant in 2005. Our share of results of associated companies has decreased primarily due to a reduction in the remaining two investees' earnings for the year.

Foreign currency exchange gains and losses

                        Year ended December 31,           Change
(in thousands of $)           2005         2004            $            %
Foreign currency exchange
  gains (losses)            18,829      (4,932)       23,761          482

Our foreign currency exchange gains are principally due to forward currency exchange contracts which are denominated in Yen. As of December 31, 2005 and 2004, we were party to five Yen denominated forward currency exchange contracts with a notional principal of (Y) 8.7 billion and (Y) 14.6 billion respectively. In the year ended December 31, 2005, we recorded realized gains of $16.7 million in relation to these forward currency exchange contracts compared to realised losses of $8.4 million in 2004. The gains recorded can be attributed to the weakening of the Yen against the US Dollar from 103.1 at December 31, 2004 to
117.9 at December 31, 2005.

Other financial items, net

                                             Year ended December 31,           Change
(in thousands of $)                                2005         2004            $            %
Mark to market  adjustments  for  financial      16,068        9,000        7,068           79
derivatives
Gains  and  losses  from  freight   forward     (1,569)     (14,844)       13,275           89
agreements
Other                                            31,585        9,410       22,175          236
----------------------------------------------------------------------------------------------
                                                 46,084        3,566       42,518        1,192
----------------------------------------------------------------------------------------------

The movement in net other financial items is primarily attributable to:

     o Increase in mark to market adjustments for interest rate swaps due to the increase in the forward rate curve
     o Lower losses on primarily speculative freight forward agreements based on the Baltic Capesize Index
     o Realised gain on sales of marketable securities of $16.3 million compared to $7.1 million in 2004
     o    Compensation for failed acquisition totalling $6.5 million recorded in
          2005
     o Gains totalling $3.2 million recorded in Ship Finance arising from the repurchase of senior notes

As of December 31, 2005, we were party to interest rate swaps with a total notional principal of $618.3 million compared to a total notional principal of $631.4 million in 2004.

Minority interest

Minority interest represents minority investors' interests in the net income of Ship Finance. As of December 31, 2005, minority investors owned 83.83% of the shares of Ship Finance.

Year ended December 31, 2004 compared with the year ended December 31, 2003

Total operating revenues and Voyage expenses and commission

                                 Year ended December 31,    Change
(in thousands of $)                    2004         2003         $        %
Voyage charter revenues           1,554,519    1,089,583   464,936       43
Time charter revenues               108,246       40,759    67,487      166
Bareboat charter revenues           176,381       25,986   150,395      579
Finance lease interest income        10,794            -    10,794      100
Other income                          3,630        3,111       519       17
---------------------------------------------------------------------------
Total Operating Revenues         1,853,570   1,159,439     694,131      60
---------------------------------------------------------------------------

The increase in voyage charter revenues primarily reflects the strength in the freight market in 2004 as discussed above. Voyage charter revenues include pool revenues. An analysis of the Company's pool revenues included in voyage revenues is as follows:

(in thousands of $)                                            2004        2003
Pool earnings allocated on gross basis                       78,429      45,749
Pool earnings allocated on net basis                        117,179      65,799
-------------------------------------------------------------------------------
Total pool earnings                                         195,608     111,548
-------------------------------------------------------------------------------

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

Ship operating expenses

                        Year ended December 31,       Change
(in thousands of $)           2004        2003            $       %
Suezmax OBO                 15,350       15,962        (612)       4
Suezmax                     43,523       41,242        2,281       6
VLCC                        71,512       58,119       13,393      23
---------------------------------------------------------------------
                           130,385      115,323       15,062      13
---------------------------------------------------------------------

The addition of five Suezmax vessels in the third and fourth quarter of 2004 has resulted in increased Suezmax operating expenses of $5.8 million. This increase is largely offset by a decrease in operating expenses as a result of the sale of four Suezmax vessels in the first and second quarters of 2003.

VLCC operating costs have increased by $13.4 million in 2004 primarily due to changes in our fleet and the cost of routine drydockings. The acquisition of three VLCCs which were previously accounted for under the equity method and the consolidation of Golden Fountain Corporation has resulted in additional costs of $7.9 million in 2004. The change in employment of two VLCCs from bareboat charters to the spot market in the third quarter of 2004 has resulted in increased operating costs of $2.6 million. Vessels drydocked in the year resulted in an increase of approximately $4.6 million while general repairs and purchases of spares resulted in an increase of approximately $2.4 million. Offsetting these increases are a reduction in costs of $2.9 million as a result of placing two VLCCs on bareboat charters in April 2004.

Charterhire expenses

                                  Year ended December 31,      Change
(in thousands of $)                     2004         2003            $       %
Charterhire expenses                  39,302       80,539     (41,237)     (51)
-------------------------------------------------------------------------------

Number of vessels chartered in and                             2004        2003
accounted for as operating leases:
      VLCC                                                       3            7
      Suezmax                                                    1            1
-------------------------------------------------------------------------------
                                                                 4            8
-------------------------------------------------------------------------------

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

Administrative expenses

                        Year ended December 31,       Change
(in thousands of $)           2004        2003            $       %
Administrative expenses     25,739      20,998        4,741      23

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

Depreciation

                        Year ended December 31,       Change
(in thousands of $)           2004        2003            $       %
Depreciation               180,497     143,560       36,937      26

The increase in depreciation charge is primarily as a result of the addition of eight vessels into the fleet and the consolidation of ITC and Golden Fountain Corporation.

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

Interest income

                        Year ended December 31,       Change
(in thousands of $)           2004        2003            $       %
Interest income             31,595       9,185       22,410     244

Interest income has increased by $22.4 million primarily as a result of the consolidation of ITC offset by a restructuring of our investment in associated companies.

ITC generated $23.4 million in interest income in 2004: the group maintains large average cash restricted cash deposits which are restricted for the lease payments on four VLCCs. Interest income from associated companies has decreased by $5.2 million as a result of a restructuring of our investment as discussed in
Note 15 of the financial statements included herein. Offsetting this decrease is an increase in bank interest income which reflects both an increase in interest rates and an increase in average cash balances held.

Interest expense

                        Year ended December 31,       Change
(in thousands of $)           2004        2003            $       %
Interest expense           205,458      74,184      131,274     177

The increase in interest expense is primarily attributable to the consolidation of ITC with effect from December 31, 2003 and the inclusion of a full year's interest on Senior Notes issued by Ship Finance in December 2003.

Interest expense incurred by ITC is approximately $65.8 million and interest of Ship Finance 8.5% Senior Notes has increased by $45.1 million. Swap interest expense has increased by $10.1 million in 2004 as a result of us having entered into eleven new interest rate swap agreements in the first quarter of 2004. Capital lease interest has increased by $6.6 million in 2004 as a result of a full year's capital lease interest on leases entered into part way through 2003.

In February 2004, Ship Finance entered into a senior secured credit facility with a syndicate of banks as discussed below. In connection with this refinancing we wrote off of previously recorded deferred charges resulting in an increase in interest expense of $7.3 million.

Share of results of associated companies

                                          Year ended December 31,  Change
(in thousands of $)                             2004       2003         $    %
Share of results of associated companies      10,553     33,533   (22,980) (69)

Our share of results of associated companies has decreased primarily due to the termination of six joint ventures with OSG and the consolidation of another joint venture under FIN 46 effective December 31, 2003. As of December 31, 2004, we account for two investees under the equity method as discussed in Note 15 of the financial statements included herein.

Foreign currency exchange gains and losses

                                          Year ended December 31,  Change
(in thousands of $)                             2004       2003         $    %
Foreign currency exchange losses               4,932     10,583    (5,651) (53)

Our foreign currency exchange losses are principally due to Yen debt in subsidiaries and certain forward currency exchange contracts which are also denominated in Yen. As at December 31, 2004, we had total Yen debt of Yen 1.3 billion (equivalent of $13.1 million) compared with (Y) 16.8 billion (equivalent of $156.9 million) as at December 31, 2003. The Yen strengthened against the US Dollar from 107.1 at December 31, 2003 to 103.1 at December 31, 2004.

At December 31, 2004, we were party to five Yen denominated forward currency exchange contracts with a notional principal of (Y)14.6 billion. In 2004, we incurred losses of $5.3 million in relation to forward currency exchange contracts.

Other financial items, net

                                             Year ended December 31,    Change
(in thousands of $)                                2004         2003          $       %
Mark to market adjustments for financial
derivatives                                       9,000       28,180     (19,180)    (68)
Gains and losses from freight forward
agreements                                      (14,844)     (32,964)     18,120      55
Other                                             9,410        5,084       4,326      85
----------------------------------------------------------------------------------------
                                                  3,566          300       3,266   1,088
----------------------------------------------------------------------------------------

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

Minority interest

Minority interest represents minority investors' interests in the net income of Ship Finance and the 50% of Golden Fountain Corporation owned by our joint venture partner. As at December 31, 2004, minority investors owned 49.25% of the shares of Ship Finance. Since December 31, 2004, we have distributed an additional 34.95% of Ship Finance.

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

 As at December 31, 2004, the Company held 23,918,832 Golden Ocean shares representing 10.7% of the shares outstanding which have been classified as marketable securities. These shares were subsequently sold in February 2005.

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

At December 31, 2005 we estimated cash breakeven average daily TCE rates of $22,036 for our Suezmax tankers and $27,604 for our VLCCs. These are the daily rates our vessels must earn to cover payment of budgeted operating costs (including corporate overheads), estimated interest and scheduled loan principal repayments. These rates do not take into account loan bullet repayments at maturity, which we expect to refinance with new loans.

Our long-term liquidity requirements include funding the equity portion of investments in new or replacement vessels, repayment of long-term debt balances including our $457.1 million 8.5% Senior Notes due 2013 and funding any payments we may be required to make due to lessor put options on certain vessels we charter in. During 2005 we bought back and cancelled 8.5% Senior Notes with a principal amount of $73.2 million. Sources of funding our long-term liquidity requirements include new loans or equity issues, vessel sales and sale and leaseback arrangements.

As of December 31, 2005, 2004 and 2003, we had cash and cash equivalents of $100.5 million, $105.7million and $124.2 million, respectively. As of December 31, 2005, 2004 and 2003, we had restricted cash balances of $636.8 million, $592.6 million and $891.9 million, respectively. Our restricted cash balances contribute to our total short and medium term liquidity as they are used to fund payment of certain loans and lease payments which would otherwise be paid out of our cash balances. The large decrease in restricted cash balances as at December 31, 2004 is due to two factors. In 2003, a cash deposit of $565.5 million, representing net proceeds from our offering of $580.0 million 8.5% Senior Notes due 2013, was retained by the trustee of the Notes pending our satisfaction of certain covenants. We satisfied those covenants during the first quarter of 2004 and the cash deposit was released to us. To offset this release of restricted funds, there was a new restricted deposit of $250.0 million established in 2004. These amounts serve to support our obligations to make charterhire payments to Ship Finance, and are subject to adjustment based on the number of charters that we are a party to. We are entitled to use these funds only (1) to make charterhire payments (including profit sharing payments) to Ship Finance and (2) for reasonable working capital purposes to meet short term voyage expenses.

We consolidated the assets and liabilities of ITC with effect from December 31, 2003 and acquired ITC in May 2004. At December 31, 2005 ITC's assets include $328.9 million (2004: $325.9 million) of restricted cash deposits which is held for the benefit of the holders of the Notes issued on behalf of ITC subsidiaries. This restricted cash also includes deposits which can only be used to meet liabilities under the lease agreements.

During the year ended December 31, 2005 we paid total cash dividends of $909.6 million. In the first quarter of 2006, we declared a cash dividend of $1.50 per share representing a total cash payment of $112.2 million.

Borrowing activities

In February 2004, we, through Ship Finance, entered into a senior secured credit facility with a syndicate of banks with a principal amount of $1,058.0 million and a six year term. The proceeds were used in part to fund the acquisition of our vessels and to refinance existing debt on all of its vessels. This facility bore interest at Libor plus 1.25% and was repayable between 2004 and 2010 with a final bullet of $499.7 million payable on maturity. In February 2005, we refinanced this existing $1,058 million secured credit facility with a new $1,131.4 million secured credit facility. The new facility bears interest at LIBOR plus a margin of 0.7%, is repayable over a term of six years and has similar security terms to the repaid facility. At December 31, 2005, the outstanding amount on this facility was $997.9 million. This facility contains a minimum value covenant, which requires that the aggregate value of our vessels exceed 140% of the outstanding amount of the facility. The new facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and equity ratios.

In January 2005, we drew $20.0 million under a new five year secured loan facility. The proceeds were used to finance the acquisition of a 1988 built Suezmax tanker.

In June 2005, we entered into a combined $350 million senior and junior secured term loan facility with a syndicate of banks. At December 31, 2005, the outstanding amount on this facility was $338.7 million. The proceeds of the facility were used to fund the acquisition of five new VLCCs. The facility bears interest at LIBOR plus a margin of 0.65% for the senior loan and LIBOR plus a margin of 1.00% for the junior loan, is repayable over a term of seven years and has similar security terms as the $1,131.4 million facility. This new facility contains a minimum value covenant, which requires that the aggregate value of our vessels exceed 140% of the outstanding amount of the senior loan and, for as long as any amount is outstanding under the Junior loan, 125% of the outstanding loan. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and equity ratios.

In 2005 we bought back and cancelled Ship Finance 8.5% Senior Notes with a total principal amount of $73.2 million. In April 2006 we entered into a Bond Swap Line with a bank in which the bank buys Ship Finance 8.5% Senior Notes, and we compensate the bank for their funding cost plus a margin, we keep the upside and guarantee for the downside in the transaction. During April and May 2006 the bank acquired 8.5% Senior Notes with a total principal amount of $51.5 million.

We were in compliance with all loan covenants at December 31, 2005.

Acquisitions and Disposals

Ship Finance
In 2004, we distributed 49.2% of the common shares of Ship Finance to our ordinary shareholders. On January 28, 2005 and February 22, 2005 our Board approved further spin-offs of the shares in Ship Finance. On February 18, 2005, each of our shareholders of received one share of Ship Finance for every four shares of ours held and on March 24, 2005 each of our shareholders received one share of Ship Finance for every ten shares of ours held. Following these transactions our shareholding in Ship Finance was approximately 16.2% at December 31, 2005.

On February 17, 2006, our Board approved a further spin-off of the shares in Ship Finance. On March 20, 2006, each of our shareholders received one share of Ship Finance for every ten shares of ours held. Following these transactions our shareholding in Ship Finance was approximately 11.1% at June 23 2006. All of these share distributions have had no effect on our liquidity.

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

In 2005 Golden Ocean exercised its options to acquire from us the shares in two single purpose companies each owning a newbuilding contract for a Panamax vessel. These options were at a price equal to our costs, including instalments paid to date, plus our funding expenses. These options were exercised at a total price of $16.8 million.

Independent Tankers Corporation
On July 1, 2003, we purchased a call option for $10.0 million to acquire all of the shares of ITC from Hemen for a total consideration of $4.0 million plus 4% interest per year. On May 27, 2004 we exercised this purchase option and paid $14.1 million.

Chevron redelivered the Suezmax vessel Virgo Voyager to us in April 2006 and pursuant to the terms of the charter paid us a termination fee in the amount of $5.05 million.

Vessel Acquisitions and Disposals
In the year ended December 31, 2005 we acquired and sold vessels and vessel owning entities as discussed below: :

     o On January 17, 2005 we, through Ship Finance, exercised our option to acquire the VLCC Oscilla and the vessel was delivered to us on April 4, 2005. The purchase price paid to acquire the vessel was approximately $21.6 million which is equal to the outstanding mortgage debt under four loan agreements between lenders and the vessel's owning company.

     o    In  January  2005,  we  acquired  the VLCCs  Front  Century  and Front
          Champion which were previously chartered in by us under operating leases for a total purchase price of $141.9 million pursuant to the exercise of purchase options. In March 2005, we acquired the VLCC Golden Victory for $76.9 million pursuant to the exercise of its purchase option. The vessel was previously chartered in by us under an operating lease

     o In January 2005, we sold the Suezmax Front Fighter for $68.25 million and the vessel was delivered to its new owners in March 2005.

     o In May 2005, we sold the three Suezmaxes, Front Lillo, Front Emperor and Front Spirit, for a total consideration of $92.0 million. These vessels were delivered to their new owners in June 2005.

     o In May 2005, we entered into an agreement with parties affiliated with Hemen to acquire two vessel owning companies, each owning one 2005 built containership for a total consideration of $98.6 million.

     o In June 2005, we entered into an agreement with parties affiliated to Hemen to acquire two vessel owning companies, each owning one 2004 built VLCC, for a total consideration of $184 million.

     o    In August 2005, we sold the Suezmax Front Hunter for $71.0 million.

     o In November 2005, the bareboat charterer of the VLCC Navix Astral exercised an option to purchase the vessel for approximately $40.6 million. The vessel was delivered to its new owner in January 2006.

     o In December 2005, we acquired the interests held by the joint venture partners in the vessel Front Tobago at a purchase price of $35.6 million.

     o    In 2005, we paid $nil in newbuilding instalments


We have also entered into a number of sale and purchase transactions to date in 2006:

     o In March 2006, we acquired the Aframax vessel "Gerrita" for a consideration of $35.9 million

     o In March 2006, we sold the VLCC Golden Stream. The sale yielded a net cash flow of $41.0 million and a profit of $11.0 million.

     o In February 2006, the Company ordered two 297,000 dwt VLCCs for delivery in 2009 with an option for another two VLCCs for delivery in 2009 and 2010, respectively.

     o In April 2006, we, through Ship Finance, entered into an agreement with Horizon Lines Inc. in which we will acquire five 2,824 TEU containerships being built at Hyundai Mipo yard in Korea for consideration of approximately $280 million. The vessels will be delivered over a course of five months commencing early 2007, and will be chartered back to Horizon under 12 year bareboat charters with a three year renewal option on the part of Horizon Lines. The latter will also have options to buy the vessels after 5, 8, 12 and 15 years

     o In June 2006, the Company sold the options for two VLCC's for delivery in 2009 and 2010, repectively.

     o In June 2006, the Company ordered an additional two VLCCs for delivery in 2010 with an option for another two VLCCs for delivery between 2010 and 2011

Other
As at January 1, 2005 we held a total of 1,584,700 shares in Genmar. During 2005 we acquired a total of 5,209,000 Genmar shares and sold 2,933,700 Genmar shares and as at December 31, 2005 held 3,860,000 Genmar shares which was equivalent to 9.98% of their total shares outstanding.

Equity

In the first quarter of 2004, a Special General Meeting of our shareholders approved the compulsory repurchase of all registered shareholdings of 49 or less of our ordinary shares. Consequently, on April 6, 2004, we compulsorily repurchased and cancelled 20,197 ordinary shares at the closing market price of the ordinary shares on April 5, 2004 which was $31.22 per ordinary share. Total cash used to repurchase these shares was $0.6 million.

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

In November and December 2004, Ship Finance repurchased and cancelled a total of 625,000 shares at an average cost of $23.61 per share. Total cash used to repurchase these shares was $14.8 million.

During 2005 Ship Finance repurchased and cancelled a further 1,757,100 common shares. The shares were repurchased at an average price of $18.81 for a total amount of $33.1 million.

During the first five months of 2006, Ship Finance has repurchased and cancelled a further 400,000 common shares. The shares were repurchased at an average price of $18.03 for a total amount of $7.2 million, which resulted in an increase in Frontline's shareholding from 16.2% to 16.3%.

Derivative Activities

We use financial instruments to reduce the risk associated with fluctuations in interest rates. We have a portfolio of interest rate swaps that swap floating rate interest to fixed rate, which from a financial perspective hedge interest rate exposure. We do not hold or issue instruments for speculative or trading purposes. As at December 31, 2005 our interest rate swap arrangements effectively fix our interest rate exposure on $618.3 million of floating rate debt. These interest rate swap agreements expire between January 2006 and February 2009.

We enter into forward freight agreements for trading purposes in order to manage our exposure to the risk of movements in the spot market for certain trade routes and, to some extent, for speculative purposes. Market risk exists to the extent that spot market fluctuations may have a negative effect on our cash flows and consolidated statements of operations. See Item 11. "Quantitative and Qualitative Disclosures about Market Risk".

We enter into Yen denominated forward currency contracts. Transaction risk exists to the extent that currency fluctuations will have an effect on the value of our cash flows.

Tabular disclosure of contractual obligations

At  December  31  2005,  we  had  the  following  contractual   obligations  and
commitments:

                                                         Payment due by period
                                   Less than 1
                                          year 1 - 3 years  3 - 5 years   After 5 years    Total
                                  ------------ ------------ ------------ ------------- ----------
(In thousands of $)
Senior  notes (8,5%)                        -            -            -       457,080    457,080
Serial note (7.62%)                     2,530                         -             -      2,530
Serial note (6.48% to 6.855%)          22,300       24,500        6,300                   53,100
Term note (7.84% to 8.04%)                  -        7,105       18,715       340,380    366,200
Term note (8.52%)                       9,526       21,884       21,884        54,709    108,003
Other long-term debt                  205,835      268,961      254,038       723,983  1,452,816
Operating lease obligations             6,712       13,733       11,974         8,649     41,068
Capital lease obligations              80,876      165,014      384,915       429,074  1,059,879
Newbuilding commitments               142,650                                            142,650
                                  ------------ ------------ ------------ ------------- ----------
Total contractual cash                470,429      501,197      697,826     2,013,874  3,683,326
obligations                       ------------ ------------ ------------ ------------- ----------

At December 31 2005, we leased nine vessels that were sold by us at various times during the period from November 1998 to December 2003, and leased back on charters that range for periods of eight to twelve and a half years with lessors' options to extend the charters for periods that range up to five years. One of these vessels is accounted for as operating leases and eight as capital leases. We have fixed price purchase options at certain specified dates and the lessors have options to put these twelve vessels to us at the end of each lease term.

Additionally, our subsidiary ITC leases four VLCCs on 24 year charters which began on delivery of the vessels in 1999 and 2000. These leases are classified as capital leases.

Off balance sheet financing

Charter hire payments to third parties for certain contracted-in vessels are accounted for as operating leases. We are also committed to make rental payments under operating leases for office premises. The future minimum rental payments under our non-cancellable operating leases are disclosed above in "Tabular disclosure of contractual obligations".

Safe harbor

Forward-looking information discussed in this Item 5 includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. Please see "Cautionary Statement Regarding Forward-Looking Statements" in this Report

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Certain biographical information about each of our directors and executive officers is set forth below.

Name                 Age     Position

John Fredriksen       61     Chairman, Chief Executive Officer, President and
                             Director
Tor Olav Troim        43     Vice-President and Director
Kate Blankenship      41     Director and Audit Committee Chairman
Frixos Savvides       54     Director and Audit committee member
Inger M. Klemp        43     Chief Financial Officer of Frontline Management
Oscar Spieler         45     Chief Executive Officer of Frontline Management

John Fredriksen has been the Chairman of the Board, Chief Executive Officer, President and a director of the Company since November 3, 1997. He was previously the Chairman and Chief Executive Officer of Old Frontline. Mr. Fredriksen has served for over nine years as a director of Seatankers Management Co. Ltd, or Seatankers, a ship operating company and an affiliate of the Company's principal shareholder. Mr. Fredriksen indirectly controls Hemen. Mr. Fredriksen is a director of and indirectly controls Golar LNG Limited, a Bermuda company listed on the Oslo Stock Exchange and the NASDAQ National Market and has been a director of Golden Ocean, a Bermuda company on the Oslo Stock Exchange, since November 2004. Mr. Fredriksen has served as a director and the chairman of SeaDrill Limited, a Bermuda company listed on the Oslo Stock Exchange, since May 2005.

Tor Olav Troim has been Vice-President and a director of the Company since November 3, 1997. He previously served as Deputy Chairman of Frontline from July 4, 1997, and was a director of Old Frontline from July 1, 1996. Until April, 2000 Mr. Troim was the Chief Executive Officer of Frontline Management AS, a company which supports the Company in the implementation of decisions made by the Board of Directors. Mr. Troim also serves as a consultant to Seatankers and since May 2000, has been a director and Vice-Chairman of Knightsbridge Tankers Ltd, a Bermuda company listed on the NASDAQ National Market. He is a director of Aktiv Kapital ASA a Norwegian Oslo Stock Exchange listed company and Golden Ocean Group Limited, a Bermuda company listed on the Oslo Stock Exchange. Mr. Troim has been President and Chief Executive Officer of Ship Finance since October 15, 2003. Mr. Troim has served as a director of Golar LNG Limited since May 2001, and has served as a director of SeaDrill Limited since May 2005. Prior to his service with Frontline, from January 1992, Mr Troim served as Managing Director and a member of the Board of Directors of DNO AS, a Norwegian oil company.

Kate Blankenship has been a director since August, 2003. Mrs. Blankenship joined the Company in 1994 and served as the Company's Chief Accounting Officer and Company Secretary until October 2005. Mrs. Blankenship joined the Company in 1994. She is a member of the Institute of Chartered Accountants in England and Wales. Mrs. Blankenship has been Chief Financial Officer of Knightsbridge Tankers Ltd since April 2000 and Secretary of Knightsbridge since December 2000. Mrs. Blankenship has been a Director of Ship Finance since October 15, 2003. Mrs. Blankenship has served as a director of Golar LNG Limited since July, 2003 and Golden Ocean since November 2004. Mrs. Blankenship has served as a director of SeaDrill Limited since May 2005.

Frixos Savvides a Chartered Accountant, is a Fellow of the Institute of Chartered Accountants of England and Wales. He was the founder of the audit firm PKF Savvides and Partners in Cyprus and held the position of Managing Partner until 1999 when he became Minister of Health of the Republic of Cyprus. He held this office until 2003. Mr. Savvides is currently a senior independent business consultant, and holds several Board positions including his recent appointment as Vice Chairman of Cyprus Airways. Frixos Savvides was appointed to the Board of Directors of Frontline 31 July, 2005.

Inger M. Klemp has served as Chief Financial Officer of Frontline Management since June 1, 2006. Mrs. Klemp has served as Vice President Finance from August 2001 until May 31, 2006. From 1992 to 2001 Mrs. Klemp served in various positions in Color Group ASA, a Norwegian cruise ferry operator. From 1989 to 1992 Mrs. Klemp served as Assistant Vice President in Nordea Bank Norge ASA (previously Christiania Bank).

Oscar Spieler has served as Chief Executive Officer of Frontline Management since October 2003, and prior to that time as Technical Director of Frontline Management since November 1999. From 1995 until 1999, Mr. Spieler served as Fleet Manager for Bergesen, a major Norwegian gas tanker and VLCC owner. From 1986 to 1995, Mr. Spieler worked with the Norwegian classification society DNV, working both with shipping and offshore assets.

B. COMPENSATION

During the year ended December 31, 2005, we paid to our directors and executive officers (five persons) aggregate cash compensation of $1,216,837 and an aggregate amount of $95,498 for pension and retirement benefits.

We did not grant any options to acquire Ordinary Shares of Frontline to the Directors and officers during 2005.

C. BOARD PRACTICES

In accordance with our Bye-laws the number of Directors shall be such number not less than two as our shareholders by Ordinary Resolution may from time to time determine and each Director shall hold office until the next annual general meeting following his election or until his successor is elected. We currently have four Directors.

We currently only have an audit committee, which is responsible for overseeing the quality and integrity of our financial statements and its accounting, auditing and financial reporting practices, our compliance with legal and regulatory requirements, the independent auditor's qualifications, independence and performance and our internal audit function. Our audit committee consists of two members.

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

Our officers are elected by the Board of Directors as soon as possible following each Annual General Meeting and shall hold office for such period and on such terms as the Board may determine.

There are no service contracts between us and any of our Directors providing for benefits upon termination of their employment or service.

D. EMPLOYEES

As of December 31, 2005, Frontline and its subsidiaries employed approximately 42 people in their respective offices in Bermuda and Oslo. We contract with independent ship managers to manage and operate our vessels.

E. SHARE OWNERSHIP

The beneficial interests of our Directors and officers in the Ordinary Shares of Frontline as of June 19, 2006, were as follows:
                                                                      % of
                               Ordinary Shares of          Ordinary Shares
Director or Officer                    $2.50 each              Outstanding
-------------------               ---------------            -------------
John Fredriksen*                       26,079,053                   34.85%
Tor Olav Troim                            194,994                       **
Kate Blankenship                            2,000                       **
Frixos Savvides                                 -                       **
Inger M. Klemp                             16,000                       **
Oscar Spieler                              10,000                       **

*Includes Ordinary Shares held by Hemen Holding Ltd. and other companies indirectly controlled by Mr. John Fredriksen. ** Less than one per cent

As of June 1, 2006, none of our Directors and officers holds any options to acquire Frontline's Ordinary Shares and there are no authorised and unissued Ordinary Shares reserved for issue pursuant to subscription under options granted under share option plans. We maintained a Bermuda Employee Share Option Plan and a United Kingdom Employee Share Option Plan. These plans expired in 2004 and have not been replaced.


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Frontline is indirectly controlled by another corporation (see below). The following table presents certain information regarding the current ownership of our Ordinary Shares with respect to (i) each person who we know to own more than five percent of our outstanding Ordinary Shares; and (ii) all directors and officers as a group as of June 1, 2006.

                                                              Ordinary Shares
Owner                                                        Amount         %

Hemen Holding Ltd. and associated companies (1)             26,079,053  34.85%
All Directors and Officers as a group (five persons)(2)     26,302,047  35.15%

(1) Hemen is a Cyprus holding company indirectly controlled by Mr. John Fredriksen, who is our Chairman and Chief Executive Officer.
(2) Includes Ordinary Shares held by Hemen and associated companies indirectly controlled by Mr. John Fredriksen.

In June 2005 and June 2004, Hemen and associated companies held 34.85% and 47.45% of the Company's Ordinary Shares, respectively.

As at May 31, 2006, 31,365,473 of our Ordinary Shares were held by 152 holders of record in the United States.

Our major shareholders have the same voting rights as our other shareholders. No corporation or foreign government owns more than 50% of our outstanding Ordinary Shares. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of Frontline.

B. RELATED PARTY TRANSACTIONS

In the years ended December 31, 2005, 2004 and 2003, we provided services to Seatankers. These services comprise management support and administrative services.

In the years ended December 31, 2005, 2004 and 2003, we provided services to Golar LNG Limited, or Golar. The services provided include management support, corporate and administrative services.

In the years ended December 31, 2005 and December 31, 2004, we provided certain administrative services under the terms of an administrative management contract with Golden Ocean.

In the year ended December 31, 2005, we provided certain administrative and accounting services to Aktiv Kapital First Investment Ltd and Bryggegata AS.

We lease office premises in Oslo from Bryggegata AS. Rental expense in the years ended December 31, 2005, 2004, and 2003 were $0.7 million.

In the year ended December 31, 2005, SeaDrill provided certain administrative services under the terms of an administrative management contract with us. Administration expenses in the year ended December 31, 2005 were $0.02 million.

In the years ended December 31, 2005 and December 31, 2004, we provided certain administrative services under the terms of an administrative management contract with Golden Ocean. In the year ended December 31, 2005, Golden Ocean provided vessel management services under the terms of a management contract with us. Vessel management expense in the year ended December 31, 2005 was $0.1 million.

In 2005 Golden Ocean exercised its options to acquire from us the shares in two single purpose companies each owning a newbuilding contract for a Panamax vessel. These options were at a price equal to our costs, including instalments paid to date, plus our funding expenses. These options were exercised at a total price of $16.8 million.

Golar, Aktiv Kapital, SeaDrill, Bryggegata AS and Seatankers are each indirectly controlled by John Fredriksen.

A summary of amounts earned and balances with related parties is as follows:

    Net amounts earned from related parties    Year ended December 31,
    (in thousands of $)                         2005    2004   2003
    Seatankers                                   265      49    108
    Golar                                        255     495    261
    Golden Ocean                                 362       8      -
    Aktiv Kapital                                 10       -      -
    Bryggegata AS                                  8       -      -
    SeaDrill                                    (24)       -      -


    Balances with related parties (receivable/(payable))    As of December 31,
    (in thousands of $)                                      2005        2004
    Seatankers                                              1,397         907
    Golar                                                     644       (186)
    Golden Ocean                                          (2,182)     (1,854)
    SeaDrill                                                   55           -


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

Dividend Policy

Prior to May 2003, we had not paid regular quarterly or annual dividends pursuant to a specific policy since 1997. In May 2003, we announced the adoption of a policy to provide a more predictable minimum dividend stream whereby we seek to have a minimum quarterly dividend of $0.25 per share, equivalent to $1.00 per share per annum. In February 2005, we increased the targeted minimum quarterly dividend to $0.625 per share, equivalent to $2.50 per share per annum. We have paid the following cash dividends in 2003, 2004 and 2005.

Payment Date                             Amount per Share

2003
March 24, 2003                                $0.15
June 6, 2003                                  $1.00
July 7, 2003                                  $1.00
September 2, 2003                             $1.10
December 12, 2003                             $1.30

2004
March 29, 2004                                $4.50
June 16, 2004                                 $5.00
September 13, 2004                            $1.60
December 17, 2004                             $2.50

2005
March 18, 2005                                $3.50
June 24, 2005                                 $3.10
September 20, 2005                            $2.00
December 13, 2005                             $1.50


On February 17, 2006 the Board declared a dividend of $1.50 per share to be paid on or about March 6, 2006. On May 26, 2006, the Board declared a dividend of $1.50 per share to be paid on or about June 26, 2006.

The timing and amount of dividends, if any, is at the discretion of our Board of Directors and will depend upon our results of operations, financial condition, cash requirements, restrictions in financing arrangements and other relevant factors.

B. SIGNIFICANT CHANGES

During 2004, we distributed approximately 48.3% of our shares in Ship Finance to our shareholders and at December 31, 2004 held 50.8% of Ship Finance. See Item
4. "Information on the Company--History and Development of the Company--Spin-Off of Ship Finance." In February and March 2005, we have spun off a further 35% of our shares in Ship Finance to our shareholders and at December 31 2005 held 16.2% of Ship Finance. In February 2006, a further 5% interest in Ship Finance was spun off and we hold approximately 11.1% of the shares in Ship Finance as at June 21, 2006.

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


                              NYSE                 OSE               NASDAQ
                       High     Low        High        Low       High      Low
Fiscal year ended
December 31
2005                  $57.97   $35.89   NOK355.00   NOK230.00
2004                  $62.33   $24.36   NOK367.81   NOK158.06      -        -
2003                  $27.69    $8.93   NOK185.00    NOK61.00      -        -
2002                  $13.05    $3.19   NOK108.50    NOK25.90      -        -
2001                  $15.45    $6.55   NOK215.50    NOK59.50   $24.50  $11.563


The following table sets forth, for each full financial quarter for the two most recent fiscal years, the high and low prices of the Ordinary Shares on the NYSE and the OSE.

                                      NYSE                 OSE
                                 High    Low       High               Low
Fiscal year ended
December  31, 2005
First quarter                   $57.97   $40.65      NOK355.00       NOK254.00
Second quarter                  $51.25   $36.10      NOK326.50       NOK232.50
Third quarter                   $47.10   $40.63      NOK305.50       NOK261.50
Fourth quarter                  $44.70   $35.89      NOK300.00       NOK230.00


                                     NYSE                    OSE
                                 High    Low          High            Low
Fiscal  year ended
December  31, 2004
First quarter                   $35.89   $25.10      NOK249.50       NOK165.50
Second quarter                  $40.13   $24.36      NOK235.71       NOK158.06
Third quarter                   $47.47   $34.04      NOK307.14       NOK221.82
Fourth quarter                  $62.33   $42.61      NOK367.81       NOK267.00



The following table sets forth, for the most recent six months, the high and low prices for the Ordinary Shares on the NYSE and OSE.

                                     NYSE                      OSE
                                 High     Low          High            Low
May 2006                        $33.58   $30.10      NOK207.00       NOK178.50
April 2006                      $35.05   $28.80      NOK229.00       NOK189.00
March 2006                      $39.23   $32.70      NOK265.50       NOK214.00
February 2006                   $40.03   $37.05      NOK269.50       NOK246.00
January 2006                    $41.29   $37.00      NOK275.00       NOK245.00
December 2005                   $43.37   $37.48      NOK289.50       NOK254.50


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

The Company's Bye-laws provide that no director, alternate director, officer, person or member of a committee, if any, resident representative, or his heirs, executors or administrators, which we refer to collectively as an indemnitee, is liable for the acts, receipts, neglects, or defaults of any other such person or any person involved in our formation, or for any loss or expense incurred by us through the insufficiency or deficiency of title to any property acquired by us, or for the insufficiency of deficiency of any security in or upon which any of our monies shall be invested, or for any loss or damage arising from the bankruptcy, insolvency, or tortuous act of any person with whom any monies, securities, or effects shall be deposited, or for any loss occasioned by any error of judgment, omission, default, or oversight on his part, or for any other loss, damage or misfortune whatever which shall happen in relation to the execution of his duties, or supposed duties, to us or otherwise in relation thereto. Each indemnitee will be indemnified and held harmless out of our funds to the fullest extent permitted by Bermuda law against all liabilities, loss, damage or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him as such director, alternate director, officer, person or committee member or resident representative (or in his reasonable belief that he is acting as any of the above). In addition, each indemnitee shall be indemnified against all liabilities incurred in defending any proceedings, whether civil or criminal, in which judgment is given in such indemnitee's favor, or in which he is acquitted. The Company is authorised to purchase insurance to cover any liability it may incur under the indemnification provisions of its Bye-laws.

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

Ship Finance has chartered its fleet of vessels under long term, fixed rate time charters to Frontline Shipping Limited and Frontline Shipping II Limited, wholly-owned subsidiaries of ours, which we refer to as Frontline Shipping and Frontline Shipping II, respectively. Ship Finance has entered into fixed rate management and administrative services agreements with Frontline Management (Bermuda) Ltd. Frontline Management Bermuda provides the technical management of Ship Finance's vessels and also provides administrative support services. The charters and the management agreements were each given economic effect as of January 1, 2004.

Charter Ancillary Agreement
We have entered into charter ancillary agreements with Ship Finance, its vessel owning subsidiaries that own the vessels and the Charterers, which remain in effect until the last long term charter with Ship Finance terminates in accordance with its terms. We have guaranteed the Charterers' obligations under the charter ancillary agreements, except for the Charterers' obligations to pay charterhire.

Charter Service Reserve. We made initial capital contributions to Frontline Shipping and Frontline Shipping II in the amount of $250 million and $21 million in cash respectively. Due to sales and acquisitions, the current capitalisation in the Charterers is $218.2 million and $56.2 million respectively. These amounts serve to support our obligations to make charterhire payments to Ship Finance, and are subject to adjustment based on the number of charters that we are a party to. The Charterers are entitled to use the charter service reserve only (1) to make charter payments to Ship Finance and (2) for reasonable working capital to meet short term voyage expenses. The Charterers are required to provide Ship Finance with monthly certifications of the balances of and activity in the charter service reserve.

Material Covenants. Pursuant to the terms of the charter ancillary agreement, the Charterers have agreed not to pay dividends or other distributions to its shareholders or loan, repay or make any other payment in respect their indebtedness or of any of their affiliates (other than Ship Finance or its wholly owned subsidiaries), unless (1) the Charterers are then in compliance with its obligations under the charter ancillary agreements, (2) after giving effect to the dividend or other distribution, (A) they remain in compliance with such obligations, (B) the balance of the charter service reserves equal at least $218.2 million in the case of Frontline Shipping and $56.2 million in the case of Frontline Shipping II (which threshold will be reduced by $5.3 million and $7.0 million in the case of Frontline Shipping and Frontline Shipping II, respectively, upon the termination of other than by reason of a default by Frontline Shipping or Frontline Shipping II which we refer to as the "Minimum Reserve", and (C) they certify to Ship Finance that they reasonably believe that the charter service reserves will be equal to or greater than the Minimum Reserve level for at least 30 days after the date of that dividend or distribution, taking into consideration their reasonably expected payment obligations during such 30-day period, (3) any charter payments deferred pursuant to the deferral provisions described below have been fully paid to Ship Finance and (4) any profit sharing payments deferred pursuant to the profit sharing payments provisions described below have been fully paid. In addition, the Charterers have agreed to certain other restrictive covenants, including restrictions on their ability to, without the consent of Ship Finance:

     o amend its organisational documents in a manner that would adversely affect Ship Finance;

     o    violate its organisational documents;

     o engage in businesses other than the operation and chartering of Ship Finance vessels; (not applicable for Frontline Shipping II)

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

Deferral of Charter Payments. For any period during which the cash and cash equivalents held by Frontline Shipping is less than $75 million, Frontline Shipping is entitled to defer from the payments payable to Ship Finance under each charter up to $4,600 per day for each of our vessels that is a VLCC and up to $3,400 per day for each of our vessels that is a Suezmax, in each case without interest. However, no such deferral with respect to a particular charter may be outstanding for more than one year at any given time. Frontline Shipping will be required to immediately use all revenues that it receives that are in excess of the daily charter rates payable to Ship Finance to pay any deferred amounts at such time as the cash and cash equivalents held by Frontline Shipping are greater than $75 million, unless Frontline Shipping reasonably believes that the cash and cash equivalents held by it will not exceed $75 million for at least 30 days after the date of the payment. In addition, Frontline Shipping will not be required to make any payment of deferred charter amounts until the payment would be at least $2 million. In case of Frontline Shipping II, the terms are similar to the ones listed under Frontline Shipping above with respect to the vessels that represent replacement leases for vessels in the original fleet purchase which have been sold.

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

Frontline Shipping and Frontline Shipping II are entitled to defer, without interest, any profit sharing payment to the extent that, after giving effect to the payment, the charter service reserve would be less than the Minimum Reserve. Frontline Shipping and Frontline Shipping II are required to immediately use all revenues that it receives that are in excess of the daily charter rates payable to Ship Finance to pay any deferred profit sharing amounts at such time as the charter service reserve exceeds the minimum reserve, unless Frontline Shipping and Frontline Shipping II reasonably believe that the charter service reserve will not exceed the minimum reserve level for at least 30 days after the date of the payment. In addition, Frontline Shipping and Frontline Shipping II will not be required to make any payment of deferred profit sharing amounts until the payment would be at least $2 million.

Collateral Arrangements. The charter ancillary agreements provides that the obligations of the Charterers to Ship Finance under the charters and the charter ancillary agreements are secured by a lien over all of the assets of the Charterers and a pledge of the equity interests in the Charterers.

 Default. An event of default shall be deemed to occur under the charter ancillary agreement if:

     o the relevant Charterer materially breaches any of its obligations under any of the charters, including the failure to make charterhire payments when due, subject to Frontline Shipping's deferral rights explained above,

     o the relevant Charterer or Frontline materially breaches any of its obligations under the charter ancillary agreement or the Frontline performance guarantee,

     o Frontline Management materially breaches any of its obligations under any of the management agreements or

     o Frontline Shipping and Frontline Shipping II fails at any time to hold at least $55 million or $12.4 million in cash and cash equivalents, respectively.

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


Vessel Management Agreements
Ship Finance's vessel owning subsidiaries entered into fixed rate management agreements with Frontline Management. Under the management agreements, Frontline Management is responsible for all technical management of the vessels, including crewing, maintenance, repair, certain capital expenditures, drydocking, vessel taxes and other vessel operating expenses. In addition, if a structural change or new equipment is required due to changes in classification society or regulatory requirements, Frontline Management will be responsible for making them, unless the Charterer does so under the charters. Frontline Management outsources many of these services to third party providers.


Frontline Management is also obligated under the management agreements to maintain insurance for each of Ship Finance's vessels, including marine hull and machinery insurance, protection and indemnity insurance (including pollution risks and crew insurances) and war risk insurance. Frontline Management will also reimburse Ship Finance for all lost charter revenue caused by our vessels being off hire for more than five days per year on a fleet-wide basis or failing to achieve the performance standards set forth in the charters. Under the management agreements, Ship Finance pays Frontline Management a fixed fee of $6,500 per day per vessel for all of the above services, for as long as the relevant charter is in place. If Frontline Shipping exercises its right under a charter to bareboat charter the related vessel to a third party, the related management agreement provides that Ship Finance's obligation to pay the $6,500 fixed fee to Frontline Management will be suspended for so long as the vessel is bareboat chartered. Both Ship Finance and Frontline Management have the right to terminate any of the management agreements if the relevant charter has been terminated and in addition Ship Finance has the right to terminate any of the management agreements upon 90 days prior written notice to Frontline Management.

Frontline has guaranteed to Ship Finance Frontline Management's performance under these management agreements.

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

Frontline guarantees to Ship Finance Frontline Management's performance under this administrative services agreement.

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

Based upon the Company's anticipated shipping operations, the Company's vessels will operate in various parts of the world, including to or from U.S. ports. Unless exempt from U.S. taxation under Section 883 of the Code, the Company will be subject to U.S. federal income taxation, in the manner discussed below, to the extent its shipping income is considered derived from sources within the United States.


Application of Code Section 883

Under the relevant provisions of Section 883 of the Code ("Section 883"), the Company will be exempt from U.S. taxation on its U.S. source shipping income if:

     (i) It is organised in a qualified foreign country which is one that grants an equivalent exemption from tax to corporations organised in the United States in respect of the shipping income for which exemption is being claimed under Section 883 (a "qualified foreign country") and which the Company refers to as the "country of organisation requirement"; and

     (ii) It can satisfy any one of the following two (2) stock ownership requirements for more than half the days during the taxable year:

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

The U.S. Treasury Department has recognised Bermuda, the country of incorporation of the Company and certain of its subsidiaries, as a qualified foreign country. In addition, the U.S. Treasury Department has recognised Liberia, the Bahamas, Malta and the Isle of Man, the countries of incorporation of certain of the Company's subsidiaries, as qualified foreign countries. Accordingly, the Company and its vessel owning subsidiaries satisfy the country of organisation requirement.

Therefore, the Company's eligibility to qualify for exemption under Section 883 is wholly dependent upon being able to satisfy one of the stock ownership requirements.

For the 2005 tax year, the Company satisfied the Publicly-Traded Test since, on more than half the days of the taxable year, the Company's stock was primarily and regularly traded on the New York Stock Exchange.

Final regulations interpreting Section 883 were promulgated by the U.S. Treasury Department in August 2003, which the Company refers to as the "final regulations." The final regulations became effective for calendar year taxpayers such as the Company and its subsidiaries beginning with the calendar year 2005.

Taxation in Absence of Internal Revenue Code Section 883 Exemption

To the extent the benefits of Section 883 are unavailable with respect to any item of U.S. source income, the Company's U.S. source shipping income, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of the Company's shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on the Company's shipping income would never exceed 2% under the 4% gross basis tax regime.

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


Taxation of U.S. Holders

The following is a discussion of the material United States federal income tax considerations relevant to an investment decision by a U.S. Holder, as defined below, with respect to the common stock. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which may be subject to special rules. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of common stock.

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

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you are encouraged consult your own tax advisor on this issue.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common stock to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us.

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (a "U.S. Individual Holder") will generally be treated as "qualified dividend income" that is taxable to such U.S. Individual Holders at preferential tax rates (through 2010) provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the New York Stock Exchange); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); and (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend.

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

Passive Foreign Investment Company Status and Significant Tax Consequences

Special United States federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company, or a PFIC, for United States federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held our common stock, either

     o at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

     o at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

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

Based on our current operations and future projections, we do not believe that we are, nor do we expect to become, a PFIC with respect to any taxable year. Although there is no legal authority directly on point, our belief is based principally on the position that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, we believe that such income does not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, do not constitute passive assets for purposes of determining whether we are a PFIC. We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service pronouncements concerning the characterisation of income derived from time charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the Internal Revenue Service or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

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

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an "Electing Holder," the Electing Holder must report each year for United States federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder's adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. An Electing Holder would generally recognise capital gain or loss on the sale, exchange or other disposition of our common stock.

Taxation of U.S. Holders Making a "Mark-to-Market" Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate, our stock is treated as "marketable stock," a U.S. Holder would be allowed to make a "mark-to-market" election with respect to our common stock. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder's adjusted tax basis in the common stock. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder's tax basis in his common stock would be adjusted to reflect any such income or loss amount. Gain realised on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realised on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a "mark-to-market" election for that year, whom we refer to as a "Non-Electing Holder," would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common stock), and (2) any gain realised on the sale, exchange or other disposition of our common stock. Under these special rules:

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

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organisation that did not borrow funds or otherwise utilise leverage in connection with its acquisition of our common stock. If a Non-Electing Holder who is an individual dies while owning our common stock, such holder's successor generally would not receive a step-up in tax basis with respect to such stock.

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

If you sell your common shares to or through a U.S. office or broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless you establish an exemption. If you sell your common shares through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, including a payment made to you outside the United States, if you sell your common stock through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States.
Backup withholding is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by filing a refund claim with the U.S. Internal Revenue Service.

Bermuda Taxation

Bermuda currently imposes no tax (including a tax in the nature of an income, estate duty, inheritance, capital transfer or withholding tax) on profits, income, capital gains or appreciations derived by, or dividends or other distributions paid to U.S. Shareholders of Common Shares. Bermuda has undertaken not to impose any such Bermuda taxes on U.S. Shareholders of Common Shares prior to the year 2016 except in so far as such tax applies to persons ordinarily resident in Bermuda.

Liberian Taxation

The Republic of Liberia enacted a new income tax act effective as of January 1, 2001 (the "New Act"). In contrast to the income tax law previously in effect since 1977 (the "Prior Law"), which the New Act repealed in its entirety, the New Act does not distinguish between the taxation of a non-resident Liberian corporation, such as our Liberian subsidiaries, which conduct no business in Liberia and were wholly exempted from tax under the Prior Law, and the taxation of ordinary resident Liberian corporations.

In 2004, the Liberian Ministry of Finance issued regulations pursuant to which a non-resident domestic corporation engaged in international shipping, such as our Liberian subsidiaries, will not be subject to tax under the New Act retroactive to January 1, 2001 (the "New Regulations"). In addition, the Liberian Ministry of Justice issued an opinion that the New Regulations were a valid exercise of the regulatory authority of the Ministry of Finance. Therefore, assuming that the New Regulations are valid, our Liberian subsidiaries will be wholly exempt from Liberian income tax as under the Prior Law.

If our Liberian subsidiaries were subject to Liberian income tax under the New Act, our Liberian subsidiaries would be subject to tax at a rate of 35% on their worldwide income. As a result, their, and subsequently our, net income and cash flow would be materially reduced by the amount of the applicable tax. In addition, we, as shareholder of the Liberian subsidiaries, would be subject to Liberian withholding tax on dividends paid by the Liberian subsidiaries at rates ranging from 15% to 20%.

F. DIVIDENDS AND PAYING AGENTS

Not Applicable

G. STATEMENT BY EXPERTS

Not Applicable

H. DOCUMENTS ON DISPLAY

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Commission 100 F Street, N.E., Room 1580 Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the public reference facilities maintained by the Commission at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, documents referred to in this annual report may be inspected at our principal executive offices at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, Bermuda HM 08.


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

Our exposure to interest rate risk relates primarily to our debt and related interest rate swaps. The majority of this exposure derives from our floating rate debt, which totalled $1,450.6 million at December 31, 2005 (2004: $1,039.8 million). We have entered into interest rate swap agreements to manage its exposure to interest rate changes by swapping floating interest rates with fixed interest rates. At December 31, 2005, we had 15 swaps with a total notional principal of $618.3 million (2004 - fourteen swaps with notional principal of $631.4 million). The swap agreements mature between January 2006 and February 2009, and we estimate that we would receive $18.3 million to terminate these agreements as of December 31, 2005 (2004 - pay $2.3 million). Our net exposure to interest rate fluctuations is $832.3 million at December 31, 2005 (2004:
$408.5million). Our net exposure is based on our total floating rate debt less the notional principal of our floating to fixed interest rate swaps. A one per cent change in interest rates would increase or decrease interest expense by $8.3 million per year as of December 31, 2005 (2004: $4.1 million).

The fair market value of our fixed rate debt was $997.8 million as of December 31, 2005 (2004: $1,161.3 million). If interest rates were to increase or decrease by one per cent with all other variables remaining constant, we estimate that the market value of our fixed rate debt would decrease or increase by approximately $56.8 and $62.5 million respectively (2004: decrease by $63.9 and increase by $70.2 million).

We are exposed to market risk in relation to our forward freight agreements and futures contracts. Fluctuations in underlying freight market indices upon which our forward agreements are based have a consequent effect on our cash flows and consolidated statements of operations. As at December 31, 2005, the nominal principal amount of our forward freight contracts, futures contracts and options contracts was $12.0 million (December 31, 2004: $48.2 million). We use a Value at Risk approach to estimate the risk in the freight derivatives position. Given a 95% confidence level and one day holding period, the VaR on the open position as per December 31, 2005 was $1.1 million (December 31, 2004: $2.0 million).

The majority of our transactions, assets and liabilities are denominated in U.S. dollars, our functional currency. Certain of our subsidiaries report in Sterling, Swedish kronor or Norwegian kroner and risks of two kinds arise as a result: a transaction risk, that is, the risk that currency fluctuations will have an effect on the value of our cash flows; and a translation risk, which is the impact of currency fluctuations in the translation of foreign operations and foreign assets and liabilities into U.S. dollars in the our consolidated financial statements. Certain of our subsidiaries and associated companies in which we have investments have charter contracts denominated in Yen. There is a risk that currency fluctuations will have a negative effect on the value of our cashflows. At December 31, 2005, we had no Yen denominated debt (2004 - (Y)1.3 billion). At December 31, 2005 we had (Y)35.7 million receivable in relation to long term Yen denominated charter contracts (2004 - (Y)2.3 billion).

At December 31, 2005 we had five Yen denominated forward currency contracts which were entered into for speculative purposes. The fair values of these forward currency contracts are recognised as assets or liabilities with changes in fair value recognised in the consolidated statements of operations. These contracts have a notional principal of (Y)8.8 billion (equivalent to approximately $74.2 million). The contracts mature in January and February 2006, and we estimate that we would pay $0.2 million to terminate these contracts at December 31, 2005. A one Yen movement in the JPY/USD exchange rate would increase or decrease net income by $0.6 million in total, in relation to the aforementioned, foreign currency contracts and future charter hire receivable.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable

                                     PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15.  CONTROLS AND PROCEDURES

As of December 31, 2005, we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, the principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective in alerting them timely to material information relating to us required to be included in our periodic SEC filings.

There have been no changes in internal controls over financial reporting (identified in connection with management's evaluation of such internal controls over financial reporting) that occurred during the year covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16 A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that the Company's Audit Committee has one Audit Committee Financial Expert. Mr. Frixos Savvides is an independent Director and is the Audit Committee Financial Expert.

ITEM 16 B.  CODE OF ETHICS.

We have adopted a Code of Ethics that applies to all entities controlled by us and all employees, directors, officers and agents of the Company. The Code of Ethics has previously been filed as Exhibit 14.1 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31 2003, filed with the Securities and Exchange Commission on June 30, 2004, and is hereby incorporated by reference

We have posted a copy of our Code of Ethics on its website at www.frontline.bm. We will provide any person, free of charge, a copy of its Code of Ethics upon written request to our registered office.


ITEM 16 C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2005 and 2004 was PricewaterhouseCoopers AS. The following table sets forth for the two most recent fiscal years the fees paid or accrued for audit and services provided by PricewaterhouseCoopers AS.

    (in thousands of $)
                                                      2005          2004

    Audit Fees (a)                                   2,315         2,833
    Audit-Related Fees (b)                                             -
    Tax Fees (c)                                         4            23
    All Other Fees (d)                                                 -
    Total                                            2,319         2,856


(a)     Audit Fees
Audit fees represent professional services rendered for the audit of our annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements.

(b)  Audit -Related Fees
Audit-related fees consisted of assurance and related services rendered by the principal accountant related to the performance of the audit or review of our financial statements which have not been reported under Audit Fees above.

(c)  Tax Fees
Tax fees represent fees for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.

(d)  All Other Fees
All other fees include services other than audit fees, audit-related fees and tax fees set forth above.

Our Board of Directors has adopted pre-approval policies and procedures in compliance with paragraph (c) (7)(i) of Rule 2-01 of Regulation S-X that require the Board to approve the appointment of the independent auditor of the Company before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company. All services provided by the principal auditor in 2004 were approved by the Board pursuant to the pre-approval policy.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable


ITEM 16E.  PURCHASES  OF  EQUITY  SECURITIES  BY  THE  ISSUER  AND  AFFILIATED
           PURCHASERS

Not applicable

PART III

ITEM 17.  FINANCIAL STATEMENTS

Not applicable

ITEM 18.  FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F-54 are filed as part of this annual report:

Consolidated Financial Statements of Frontline Ltd

Index to Consolidated Financial Statements of Frontline Ltd     F-1
Report of Independent Registered Public Accounting Firm         F-2
Report of Independent Registered Public Accounting Firm         F-3
Consolidated Statements of Operations for the years ended       F-4
December 31, 2005, 2004 and 2003
Consolidated Balance Sheets as of December 31, 2005 and 2004    F-5
Consolidated Statements of Cash Flows for the years ended       F-6
December 31, 2005, 2004 and 2003
Consolidated Statements of Changes in Stockholders' Equity F-7 for the years ended December 31, 2005, 2004 and 2003
Notes to Consolidated Financial Statements                      F-8


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

8.1            Subsidiaries of the Company.

10.1* Fleet Purchase Agreement between Frontline Ltd and Ship Finance International Limited dated December 11, 2003 incorporated by reference to Exhibit 10.1 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004.

10.2* Charter Ancillary Agreement between Frontline Ltd and Ship Finance International Limited dated January 1, 2004 incorporated by refrence to Exhibit 10.2 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004.

10.3*          Addendum   to   Charter   Ancillary   Agreement   between
               Frontline Ltd and Ship Finance International Limited dated June 15, 2004 incorporated by reference to Exhibit
               10.3 of the Company's Annual Report on From 20-F for the fiscal year ended December 31, 2004.

10.4* Form of Performance Guarantee issued by the Company incorporated by reference to Exhibit 10.4 of the Company's Annual Report on From 20-F for the fiscal year ended December 31, 2004.

10.5*          Form  of  Time  Charter   incorporated  by  reference  to
               Exhibit 10.5 of the Company's Annual Report on From 20-F for the fiscal year ended December 31, 2004.

10.6* Form of Vessel Management Agreements incorporated by reference to Exhibit 10.6 of the Company's Annual Report on From 20-F for the fiscal year ended December 31, 2004.

10.7* Administrative Services Agreement incorporated by reference to Exhibit 10.7 of the Company's Annual Report on From 20-F for the fiscal year ended December 31, 2004.

10.8* Contribution Agreement between Frontline Ltd and Golden Ocean Group Limited dated November 29, 2004 incorporated by reference to Exhibit 10.8 of the Company's Annual Report on From 20-F for the fiscal year ended December 31, 2004.

14.1*          Code of  Ethics,  incorporated  by  reference  to Exhibit
               14.1 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

31.1           Certification of the Principal Executive Officer

31.2           Certification of the Principal Executive Officer

31.3           Certification  of the  Principal  Financial Officer

32.1 Certifications under Section 906 of the Sarbanes-Oxley act of 2002 of the Principal Executive Officer

32.2 Certifications under Section 906 of the Sarbanes-Oxley act of 2002 of the Principal Executive Officer

32.3 Certifications under Section 906 of the Sarbanes-Oxley act of 2002 of the Principal Financial Officer

* Incorporated herein by reference.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                   Frontline Ltd.
                                                ----------------------
                                                   (Registrant)

Date     June 30, 2006                   By     /s/ Inger M. Klemp
                                                -----------------------
                                                  Inger M. Klemp
                                                  Chief Financial Officer

Index to Consolidated Financial Statements of Frontline Ltd

Report of Independent Registered Public Accounting Firm                 F-2
Report of Independent Registered Public Accounting Firm                 F-3
Consolidated Statements of Operations for the years ended F-4 December 31, 2005, 2004 and 2003
Consolidated Balance Sheets as of December 31, 2005 and 2004            F-5
Consolidated Statements of Cash Flows for the years ended F-6 December 31, 2005, 2004 and 2003
Consolidated Statements of Changes in Stockholders' Equity for F-7 the years ended December 31, 2005, 2004 and 2003
Notes to Consolidated Financial Statements                              F-8

Report of Independent Registered Public Accounting Firm
-------------------------------------------------------

To the Board of Directors
and Stockholders of Frontline Ltd

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of the changes in stockholders' equity present fairly, in all material respects, the financial position of Frontline Ltd and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Independent Tankers Corporation ("ITC"), a wholly-owned subsidiary, which statements reflect total assets of $860.0 and $892.0 million as of December 31, 2005 and 2004, respectively, and total revenues of $56.2 and $56.2 million for each of the two years in the period ended December 31, 2005. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for ITC, is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 3 to the financial statements the Company adopted FASB Interpretation no. 46 Revised on December 31, 2003.


PricewaterhouseCoopers AS
Oslo, Norway
June 30, 2006

Report of Independent Registered Public Accounting Firm
-------------------------------------------------------


To the Board of Directors
Independent Tankers Corporation

We have audited the accompanying consolidated balance sheets of Independent Tankers Corporation as of December 31, 2005 and 2004 and the related consolidated statements of operations and retained earnings, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Independent Tankers Corporation at December 31, 2005 and 2004, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.


New York, New York


June 22, 2006

Frontline Ltd.
Consolidated Statements of Operations for the years ended December 31, 2005, 2004 and 2003 (in thousands of $, except per share data)

                                                               2005         2004          2003
Operating revenues
     Time charter revenues                                  205,837      108,246        40,759
     Bareboat charter revenues                              142,562      176,381        25,986
     Voyage charter revenues                              1,152,240    1,554,519     1,089,583
     Finance lease interest income                            9,584       10,794             -
     Other income                                             3,610        3,630         3,111
---- ------------------------------------------------- ------------- ------------ -------------
     Total operating revenues                             1,513,833    1,853,570     1,159,439
------------------------------------------------------ ------------- ------------ -------------
Gain (loss) on sale of assets                                76,081       19,574         5,626
Operating expenses
     Voyage expenses and commission                         337,221      361,609       323,378
     Ship operating expenses                                148,702      130,385       115,323
     Charterhire expenses                                    11,711       39,302        80,539
     Administrative expenses                                 21,181       25,739        20,998
     Depreciation and amortisation                          198,359      180,497       143,560
---- ------------------------------------------------- ------------- ------------ -------------
     Total operating expenses                               717,174      737,532       683,798
------------------------------------------------------ ------------- ------------ -------------
Net operating income                                        872,740    1,135,612       481,267
------------------------------------------------------ ------------- ------------ -------------
Other income (expenses)
     Interest income                                         41,040       31,595         9,185
     Interest expense                                     (215,995)    (205,458)      (74,184)
     Share in results from associated companies               3,691       10,553        33,533
     Foreign currency exchange gain (loss)                   18,829      (4,932)      (10,583)
     Other financial items, net                              46,084        3,566           300
---- ------------------------------------------------- ------------- ------------ -------------
     Net other expenses                                   (106,351)    (164,676)      (41,749)
------------------------------------------------------ ------------- ------------ -------------
Net income from continuing  operations  before income       766,389      970,936       439,518
taxes,  minority  interest and  cumulative  effect of
change in accounting principle
Minority interest                                         (169,459)     (64,995)             -
Income taxes                                                     19        (178)           (3)
Gain on issuance of shares by associate                       1,105            -             -
------------------------------------------------------ ------------- ------------ -------------
Net  income   from   continuing   operations   before       598,054      905,763       439,515
cumulative effect of change in accounting principle
Discontinued operations                                       8,785      117,619         3,612
Cumulative effect of change in accounting principle               -            -      (33,767)
------------------------------------------------------ ------------- ------------ -------------
Net income                                                  606,839    1,023,382       409,360
====================================================== ============= ============ =============

Earnings per share:
Basic earnings per share from  continuing  operations         $7.99       $12.21         $5.87
before  cumulative  effect of  change  in  accounting
principle
Diluted    earnings   per   share   from   continuing         $7.99       $12.21         $5.86
operations  before  cumulative  effect  of  change in
accounting principle

Basic earnings per share before  cumulative effect of         $8.11       $13.79         $5.92
change in accounting principle
Diluted earnings per share before  cumulative  effect         $8.11       $13.79         $5.90
of change in accounting principle

Basic earnings per share                                      $8.11       $13.79         $5.47
Diluted earnings per share                                    $8.11       $13.79         $5.45
==================================================== ============= ============ ==============

See accompanying Notes that are an integral part of these Consolidated Financial Statements


Frontline Ltd.
Consolidated Balance Sheets as of December 31, 2005 and 2004
(in thousands of $)

                                                                  2005          2004
ASSETS
Current Assets
     Cash and cash equivalents                                 100,533       105,702
     Restricted cash                                           636,790       592,607
     Marketable securities                                     144,156        78,327
     Trade accounts receivable                                  72,719       141,301
     Other receivables                                          20,053        13,787
     Inventories                                                44,984        32,017
     Voyages in progress                                        94,479       148,900
     Prepaid expenses and accrued income                         9,328        11,872
     Net investment in finance lease, current portion           11,861        13,488
     Derivative instruments receivable amounts                  24,695        14,490
     Other current assets                                          568        16,903
----------------------------------------------------------------------- -------------
Total current assets                                         1,160,166     1,169,394
Newbuildings and vessel purchase options                        15,927        24,231
Vessels and equipment, net                                   2,584,847     2,254,361
Vessels and equipment under capital lease, net                 672,608       718,842
Investment in associated companies                              10,169        22,955
Net investment in finance lease, long term portion              96,057       107,664
Deferred charges                                                18,664        28,219
Other long-term assets                                           9,401        13,094
----------------------------------------------------------------------- -------------
Total assets                                                 4,567,839     4,338,760
==== ================================================================== =============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
     Short-term debt and current portion of long-term debt     240,191       151,614
     Current portion of obligations under capital leases        25,142        21,498
     Trade accounts payable                                      9,382         8,268
     Accrued expenses                                           87,336        80,694
     Deferred charter revenue                                    7,071         4,382
     Derivative instruments liabilities                          3,521         6,431
     Other current liabilities                                  83,856        72,976
----------------------------------------------------------------------- -------------
Total current liabilities                                      456,499       345,863
Long-term liabilities
     Long-term debt                                          2,199,538     1,990,131
     Obligations under capital leases                          706,279       732,153
     Deferred gains on sales of vessels                         18,102        20,028
     Other long-term liabilities                                 1,505         3,887
----------------------------------------------------------------------- -------------
Total liabilities                                            3,381,923     3,092,062
Commitments and contingencies                                        -             -
Minority interest                                              470,750       328,730

Stockholders' equity
     Share capital                                             187,063       187,063
     Contributed surplus                                       534,787       568,127
     Accumulated other comprehensive income (loss)             (6,684)         5,414
     Retained earnings                                               -       157,364
----------------------------------------------------------------------- -------------
Total stockholders' equity                                     715,166       917,968
----------------------------------------------------------------------- -------------
Total liabilities and stockholders' equity                   4,567,839     4,338,760
======================================================================= =============

See accompanying Notes that are an integral part of these Consolidated Financial Statements

Frontline Ltd.
Consolidated  Statements  of Cash Flows for the years ended  December  31, 2005,
2004 and 2003
(in thousands of $)                                               2005         2004       2003
Net income                                                     606,839    1,023,382    409,360
Adjustments to reconcile net income to net cash provided
by operating activities:
     Depreciation and amortisation                             198,875      183,711    146,907
     Amortisation of deferred charges                           16,961       10,372      2,862
     (Gain)   loss   from   sale  of   assets   (including   (109,657)    (126,230)    (5,626)
     marketable securities)
     Share in results from associated companies                (3,692)     (10,552)   (33,533)
     Unrealised foreign exchange loss                          (2,222)          390     17,955
     Change in accounting principle                                  -            -     33,767
     Adjustment of derivatives to market value                (12,335)     (15,675)   (28,180)
     Minority interest                                         169,459       64,995          -
     Other, net                                                (3,286)      (3,337)      1,311
Changes in operating assets and liabilities, net of effect
of acquisitions:
     Trade accounts receivable                                  64,981     (93,497)    (7,495)
     Other receivables                                         (6,493)        1,193    (8,647)
     Inventories                                              (12,967)      (5,966)      3,489
     Voyages in progress                                        54,421     (88,619)    (9,853)
     Prepaid expenses and accrued income                         2,474      (3,584)    (2,837)
     Trade accounts payable                                      1,114        1,353      (417)
     Accrued expenses                                            6,832       11,986    (3,281)
     Deferred charter revenue                                    2,689        (927)      2,727
     Other, net                                                  5,781     (43,008)      4,771
----------------------------------------------------------- ----------- ------------ ----------
Net cash provided by operating activities                      979,774      905,987    523,280
----------------------------------------------------------- ----------- ------------ ----------
Investing activities
     Maturity (placement) of restricted cash                  (44,183)      299,280  (559,430)
     Additions to newbuildings, vessels and equipment        (558,163)    (126,947)   (66,589)
     Purchase of option                                              -            -   (10,042)
     Proceeds from sale of vessels and equipment               250,339       59,787    427,305
     Acquisition of subsidiaries  and  businesses,  net of           -     (18,858)    (2,363)
     cash
     Investments in associated companies                       (2,612)     (37,424)   (91,611)
     Dividends received from associated companies               20,911        3,800     11,581
     Purchase of minority interest                            (33,083)     (14,713)          -
     Proceeds  from  sale  of  investments  in  associated           -       11,181      7,343
     companies
     Receipts  from  investments  in  finance  leases  and      20,540       17,482          -
     loans receivable
     Purchases and sales of other assets, net                 (15,286)     (15,098)     14,748
     Proceeds from sale of newbuilding contracts                16,800            -          -
----------------------------------------------------------- ----------- ------------ ----------
Net cash provided by (used in) investing activities          (344,737)      178,490  (269,058)
----------------------------------------------------------- ----------- ------------ ----------
Financing activities
     Proceeds from long-term debt                            1,660,503    1,724,014    627,300
     Repayments of long-term debt                           (1,361,500) (1,814,269)  (465,313)
     Payment of obligations under capital leases              (22,230)     (20,310)   (13,134)
     Debt fees paid                                            (7,405)     (16,359)   (18,492)
     Cash dividends paid                                     (909,574)  (1,038,315)  (338,033)
     Repurchase of shares and warrants                               -        (631)   (28,562)
     Proceeds from issuance of equity                                -       62,906      2,931
----------------------------------------------------------- ----------- ------------ ----------
Net cash used in financing activities                        (640,206)  (1,102,964)  (233,303)
----------------------------------------------------------- ----------- ------------ ----------
Net  increase  (decrease)  in cash  and  cash  equivalents     (5,169)     (18,487)     20,919
before change in accounting principle
Cash effect of change in accounting principle                        -            -     11,192
----------------------------------------------------------- ----------- ------------ ----------
Net  increase  (decrease)  in cash  and  cash  equivalents     (5,169)     (18,487)     32,111
after change in accounting principle
Cash and cash equivalents at beginning of year                 105,702      124,189     92,078
Cash and cash equivalents at end of year                       100,533      105,702    124,189
=========================================================== =========== ============ ==========
Supplemental disclosure of cash flow information:
Interest paid                                                  235,020      188,517     73,206
Income taxes paid                                                   46          114          3
=========================================================== =========== ============ ==========

See accompanying Notes that are an integral part of these Consolidated Financial Statements

Frontline Ltd.
Consolidated Statements of Changes in Stockholders' Equity for the years ended
December 31, 2005, 2004 and 2003
(in thousands of $, except number of shares)

                                                                   2005        2004        2003
NUMBER OF SHARES OUTSTANDING
     Balance at beginning of year                            74,825,169  73,647,930  76,466,566
     Shares issued                                                    -   1,197,436     251,364
     Shares bought back                                               -    (20,197)  (3.070.000)
----------------------------------------------------------- ----------- ----------- -----------
     Balance at end of year                                  74,825,169  74,825,169  73,647,930
----------------------------------------------------------- ----------- ----------- -----------

SHARE CAPITAL
     Balance at beginning of year                               187,063     184,120     191,166
     Shares issued                                                    -       2,994         629
     Shares bought back and cancelled                                 -        (51)     (7,675)
----------------------------------------------------------- ----------- ----------- -----------
     Balance at end of year                                     187,063     187,063     184,120
----------------------------------------------------------- ----------- ----------- -----------

CONTRIBUTED SURPLUS
     Balance at beginning of year                               568,127     513,859     552,241
     Shares issued                                                    -      42,802       3,774
     Shares bought back and warrants exercised or expired             -       (581)    (42,156)
     Excess of cash  proceeds  over book  value on issue of           -       9,050           -
     shares by subsidiary
     Contribution from related party                             85,364           -           -
     Distribution from contributed surplus                    (203,642)           -           -
     Minority share of contributed surplus                            -           -           -
     Minority  interest in deemed equity  contributions and
     deemed dividends                                            84,938       2,997           -
----------------------------------------------------------- ----------- ----------- -----------
     Balance at end of year                                     534,787     568,127     513,859
----------------------------------------------------------- ----------- ----------- -----------

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
     Balance at beginning of year                                 5,414     (6,953)     (9,498)
     Other comprehensive income                                (12,098)      12,367       2,545
----------------------------------------------------------- ----------- ----------- -----------
     Balance at end of year                                     (6,684)       5,414     (6,953)
----------------------------------------------------------- ----------- ----------- -----------

RETAINED EARNINGS
     Balance at beginning of year                               157,364     564,391     493,064
     Net income                                                 606,839   1,023,382     409,360
     Cash dividends                                           (552,322)  (1,040,093)  (338,033)
     Stock dividends                                          (211,881)   (390,316)           -
----------------------------------------------------------- ----------- ----------- -----------
     Balance at end of year                                          -     157,364     564,391
----------------------------------------------------------- ----------- ----------- -----------

------------------------------------------------------------ ----------- ----------- -----------
TOTAL STOCKHOLDERS' EQUITY                                      715,166     917,968   1,255,417
============================================================ =========== =========== ===========

COMPREHENSIVE INCOME (LOSS)
     Net income (loss)                                          606,839   1,023,382     409,360
     Unrealised gains (loss) from marketable securities        (11,877)      10,441           4
     Unrealised  gains  from cash flow  hedging  derivative           -       2,471       1,591
     instruments
     Foreign currency translation and other                       (221)       (545)         950
----------------------------------------------------------- ----------- ----------- -----------
     Other comprehensive income                                (12,098)      12,367       2,545

------------------------------------------------------------ ----------- ----------- -----------
Comprehensive income                                            594,741   1,035,749     411,905
============================================================ =========== =========== ===========

See accompanying Notes that are an integral part of these Consolidated Financial Statements 1.

1.   GENERAL

     Frontline Ltd. (the "Company" or "Frontline") is a Bermuda based shipping company engaged primarily in the ownership and operation of oil tankers, including oil/bulk/ore ("OBO") carriers. The Company operates tankers of two sizes: very large crude carriers ("VLCCs") which are between 200,000 and 320,000 deadweight tons ("dwt"), and Suezmaxes, which are vessels between 120,000 and 170,000 dwt. In addition, The Company owns and operates two containerships which are approximately 1,800 twenty-foot equivalent units ("TEU"). The Company operates primarily through subsidiaries and partnerships located in Bermuda, Isle of Man, Liberia, Norway, Panama, Singapore, Cayman Islands, the Bahamas and Cyprus. The Company is also involved in the charter, purchase and sale of vessels.

     The Company's ordinary shares are listed on the New York Stock Exchange, the Oslo Stock Exchange and the London Stock Exchange.

     In October 2003, the Company established Ship Finance International Limited ("Ship Finance") in Bermuda. Through transactions executed in January 2004, the Company transferred to Ship Finance ownership of 46 vessel-owning entities each owning one vessel and its corresponding financing, and one entity owning an option to acquire a VLCC. The Company then leased the vessels back on long-term charters. The assets and liabilities were transferred to, and recorded by Ship Finance, at the historical net book value of each asset at December 31, 2003. In May 2004 the Board of Frontline declared a share dividend of 25% of the issued share capital of Ship Finance to Frontline's shareholders. Frontline's shareholders received one share in Ship Finance for every four Frontline shares held. Further share dividends have been declared as follows:

                                                             % of
                                                             Frontline
                                                             holding
    Declaration Date            Distribution Date            distributed
    August 2004                 September 2004               10.0
    November 2004               December 2004                13.2
    January 2005                February 2005                25.0
    February 2005               March 2005                   10.0

    As of December 31, 2005, the Company's remaining shareholding in Ship Finance was 16.2%. The Company has accounted for the spin off of Ship Finance at historical cost. Ship Finance shares are traded on the New York Stock Exchange under the ticker symbol SFL. Under the provisions of FASB Interpretation No. 46 (revised December 2003) Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 ("FIN 46") Ship Finance remains consolidated as a wholly owned subsidiary (See Note 26).

    In November 2004, the Company established Golden Ocean Group Limited ("Golden Ocean") as a wholly owned subsidiary in Bermuda for the purpose of transferring, by way of contribution, certain dry bulk shipping interests. Three Frontline subsidiaries and cash equal to the difference between $22.45 million and the historical net book value of those subsidiaries was transferred to Golden Ocean on December 1, 2004. On the same date, the Board of Frontline resolved to distribute its shares in Golden Ocean to its shareholders in proportion to their ownership in Frontline. Frontline's shareholders received three shares in Golden Ocean for every Frontline share held. Certain of the Company's U.S. shareholders were excluded from the distribution and received a cash payment in lieu of shares equal to $0.60 per Golden Ocean share, which represents the average price per share of the Golden Ocean shares during their first five days of trading on the Oslo Stock Exchange where Golden Ocean was listed on December 15, 2004. The Company does not have any significant continuing involvement in these dry bulk operations and as a result, the financial results from the Company's dry bulk operations transferred to Golden Ocean have been reported under "discontinued operations" for 2004 and 2003. The Company has accounted for the spin off of Golden Ocean at fair value and has recorded a gain of $99.5 million in the year ended December 31, 2004 which is included in the result from discontinued operations in the statement of operations (See Note 29).

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

    Investments in companies over which the Company exercises significant influence, but does not consolidate, are accounted for using the equity method. The Company records its investments in equity-method investees on the consolidated balance sheets as "Investments in associated companies" and its share of the investees' earnings or losses in the consolidated statements of operations as "Share in results from associated companies". The excess, if any, of purchase price over book value of the Company's investments in equity method investees is included in the accompanying consolidated balance sheets in "Investment in associated companies".

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

    A variable interest entity is a legal entity that lacks either (a) equity interest holders as a group that lack the characteristics of a controlling financial interest, including: decision making ability and an interest in the entity's residual risks and rewards or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or where (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity's activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights. FASB Interpretation 46 ("FIN 46") requires a variable interest entity to be consolidated if any of its interest holders are entitled to a majority of the entity's residual return or are exposed to a majority of its expected losses.

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

    Investment in finance leases
    Certain vessels are chartered under agreements that are classified as direct financing leases. The minimum payments under the charter agreements are recorded as the gross investment in the finance lease. The difference between the gross investment in the finance lease and the cost of the vessel is recorded as unearned income. Throughout the term of the charter agreement, the Company records as revenue interest income and unearned income. This unearned income is amortised to income over the life of the charter agreement to produce a constant periodic rate of return on the net investment in the finance lease.

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

    Vessels and equipment under capital lease
    The Company charters in certain vessels under agreements that are classified as capital leases. Depreciation of vessels under capital lease is included within depreciation and amortisation expense in the Statement of Operations. Vessels under capital lease are depreciated on a straight-line basis over the vessels' remaining economic useful lives or on a straight-line basis over the term of the lease. The method applied is determined by the criteria by which the lease has been assessed to be a capital lease.

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

    Impairment of long-lived assets
    The carrying value of long-lived assets that are held and used by the Company are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be appropriate. The Company assess recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value. In addition, long-lived assets to be disposed of are reported at the lower of carrying amount and fair value less estimated costs to sell.

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

    Discount on loans
    Discount on issue of certain of the Company's long-term debt, is being amortised over the respective periods to maturity of the debt.

    Revenue and expense recognition
    Revenues and expenses are recognised on the accruals basis. Revenues are generated from freight billings, time charter and bareboat charter hires. The operating results of voyages in progress are estimated and recorded pro-rata on a per day basis in the consolidated statements of operations. Probable losses on voyages are provided for in full at the time such losses can be estimated. Time charter and bareboat charter revenues are recorded over the term of the charter as service is provided. Amounts receivable or payable arising from profit sharing arrangements are accrued based on the estimates of amounts earned as at the reporting date.

    Revenues and voyage expenses of the vessels operating in pool arrangements are pooled and the resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula. Formulae used to allocate net pool revenues vary among different pools but generally allocate revenues to pool participants on the basis of the number of days a vessel operates in the pool with weighting adjustments made to reflect vessels' differing capacities and performance capabilities. The same revenue and expense principles stated above are applied in determining the pool's net pool revenues. Certain pools are responsible for paying voyage expenses and distribute net pool revenues to the participants. Certain pools require the participants to pay and account for voyage expenses, and distribute gross pool revenues to the participants such that the participants' resulting net pool revenues are equal to net pool revenues calculated according to the agreed formula. The Company accounts for gross pool revenues allocated by these pools as "pool revenues" which are included in voyage revenues in its statements of operations. Refer to Note 30 for further analysis of pool revenues.

    Drydocking
    Normal vessel repair and maintenance costs are expensed when incurred. The Company recognises the cost of a drydocking at the time the drydocking takes place, that is, it applies the "expense as incurred" method. The expense as incurred method is considered by management to be an appropriate method of recognising dry-docking costs as it eliminates the uncertainty associated with estimating the cost and timing of future dry dockings.

    Derivatives
    The Company enters into interest rate swap transactions to hedge a portion of its exposure to floating interest rates. These transactions involve the conversion of floating rates into fixed rates over the life of the transactions without an exchange of underlying principal. The fair values of the interest rate swap contracts are recognised as assets or liabilities with changes in fair values recognised in the consolidated statements of operations.

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

    In 2001, the Company established a facility for a Stock Indexed Total Return Swap Programme, or Equity Swap, whereby the counterparty acquired shares in the Company, and the Company carried the risk of fluctuations in the share price of those acquired shares. The fair value of the Equity Swap was recognised as an asset or liability with the change in fair values recognised in the consolidated statements of operations. This facility was terminated in 2003. The Company recorded a gain of $22.1 million in its consolidated statement of operations for the year ended December 31, 2003 in respect of the change in fair value of the Equity Swap.

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

    Financial Instruments
    In determining the fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of financial instruments, including most derivatives and long-term debt, standard market conventions and techniques such as options pricing models are used to determine fair value. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realised.

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

    Stock-based compensation
    In accordance with Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees ("APB 25") the compensation cost for stock options is recognised as an expense over the service period based on the excess, if any, of the quoted market price of the stock at the grant date of the award or other measurement date, over the exercise price to be paid to acquire the stock.

    In 2005, 2004 and 2003, the Company has recorded compensation expense of $nil, $4.2 million and $5.6 million, respectively in connection with employee share options. The Company's share option scheme terminated in 2004 as discussed in Note 23.

    Had the compensation costs for these plans been determined consistent with the fair value method recommended in SFAS 123 Accounting for Stock-Based Compensation, the Company's net income and earnings per share would have been reduced to the following pro forma amounts in 2005, 2004 and 2003:

(in thousands, except per share data)                            2005       2004      2003
Net income (loss)
     As reported                                              606,839  1,023,382   409,360
     Add: Compensation expenses as reported                         -      4,231     5,574
     Compensation   expense  determined  under  fair  value         -    (2,756)   (1,011)
     based method for all awards
------------------------------------------------------------------------------------------
     Adjusted  net income  (loss),  fair value based method   606,839  1,024,857   413,923
     for all awards
------------------------------------------------------------------------------------------

Basic earnings (loss) per share
     As reported                                                 7.99     $13.79     $5.47
     SFAS 123 adjusted                                           7.99     $13.81     $5.53

Diluted earnings (loss) per share
     As reported                                                 8.11     $13.79     $5.45
     SFAS 123 adjusted                                           8.11     $13.81     $5.51

     Earnings per share
     Basic earnings per share ("EPS") is computed based on the income (loss) available to common stockholders and the weighted average number of shares outstanding for basic EPS. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments (see Note 7).

     Issuance of shares by a subsidiary/ associate The Company recognises a profit when its subsidiary or associate issues its stock to third parties at a price per share in excess of its carrying amount if such profit is realisable. If such profit is not realisable, it is recorded as an increase to paid in capital.

3.   CHANGE IN ACCOUNTING PRINCIPLE

     In December 2003, FIN 46 was adopted by the Company. Prior to the adoption of FIN 46 Frontline accounted for its interest in Golden Fountain Corporation using the equity method. The Company determined that Golden Fountain Corporation was a variable interest entity and that Frontline was the primary beneficiary. Accordingly the Company consolidated the assets and liabilities of Golden Fountain Corporation effective December 31, 2003. The effect of consolidation of Golden Fountain Corporation as of December 31, 2003 was to increase total assets by $7.8 million, increase total liabilities by $16.4 million and to record the cumulative effect of a change in accounting principle of $8.5 million. Golden Fountain Corporation sold its vessel on December 17, 2004 which resulted in an accounting gain of $19.7 million. The sale of the vessel and subsequent extinguishment of debt was considered a triggering event and the Company assessed that it was no longer the primary beneficiary and has resumed accounting for its investment in Golden Fountain Corporation using the equity method.

     On July 1, 2003, the Company purchased a call option for $10.0 million to acquire all of the shares of Independent Tankers Corporation ("ITC") from Hemen Holding Ltd ("Hemen"), a related party, for a total consideration of $4.0 million plus 4% interest per year. ITC operates a total of six VLCCs and four Suezmax tankers, which are on long-term charters to subsidiaries of BP Plc and Chevron Corporation. Prior to the adoption of FIN 46 Frontline did not consolidate ITC. The Company determined that ITC was a variable interest entity and that Frontline was the primary beneficiary. Accordingly the Company consolidated the assets and liabilities of ITC effective December 31, 2003. The effect of consolidation of ITC as of December 31, 2003 was to increase total assets by $910.5 million, increase total liabilities by $935.7 million and to record the cumulative effect of a change in accounting principle of $25.2 million. On May 27, 2004 the Company exercised its option to acquire all of the shares of ITC - refer to
     Note 25.

4.   RECENTLY ISSUED ACCOUNTING STANDARDS

     In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 - Revised, Share-Based Payment ("SFAS 123R"). SFAS 123R revises SFAS 123 Accounting for Stock-Based Compensation ("SFAS 123") and supersedes Accounting Principles Board Opinion No. 25 Accounting for Stock issued to Employees ("APB 25") and requires companies to expense the fair value of employee stock options and other forms of stock-based compensation. SFAS 123R adopts a similar approach to SFAS 123 and sets forth criteria that must be met in order for an award to fall under the scope of the Standard. SFAS 123R requires companies to fair value stock based compensation awards and cease using the intrinsic value method off accounting allowed under APB 25. In March 2005, the SEC issued Staff Accounting Bulletin SAB 107 ("SAB 107"), which explains the staffs view on the application of SFAS 123R. SFAS 123R is effective for public companies for annual reporting periods beginning on or after June 15, 2005. As discussed in more detail in Note 23, and all option plans expired in 2004 and as such, the Company does believe that adoption of SFAS 123(R) will not have a material impact on its financial statements.

     In December 2004, the FASB issued Statement of Financial Accounting Standards 153 Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29 ("SFAS 153"). APB Opinion No. 29 Accounting for Nonmonetary Transactions ("APB 29") provides that accounting for nonmonetary transactions should be measured based on the fair value of the assets exchanged but allows certain exceptions to this principle. SFAS 153 amends APB 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that don't have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 and shall be applied prospectively. The Company does not believe that adoption of SFAS 153 will have a material impact on its financial statements.

     In May 2005, the FAS issued Statement of Financial Accounting Standards 154 Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FAS 3 ("SFAS 154"). SFAS 154 replaces APB Opinion No. 20 Accounting Changes and FAS 3 Reporting Accounting Changes in Interim Financial Statements. Previously, most changes in accounting principle were recognised by including the cumulative effect of changing to the new accounting principle in net income for the period of the change. SFAS 154 requires retrospective application of a change in accounting principle to prior periods unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change to any period. When it is impracticable to determine the period-specific effects of an accounting change, SFAS 154 requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings ( or other appropriate components of equity or net assets) for that period rather than being reported in an income statement. SFAS 154 is applicable for all accounting changes and corrections of errors occurring in fiscal years beginning after December 15, 2005. The Company does not expect adoption of SFAS 154 on January 1, 2006 to have a significant impact on its financial statements.

5.   SEGMENT INFORMATION

     The Company has three reportable segments: tankers, oil bulk ore carriers ("OBOs"), and dry bulk carriers.

     Segment results are evaluated based on income from vessel operations before general and administrative expenses, which is the net of total operating revenues and voyage expenses. The accounting policies used in the reportable segments are the same as those followed in the preparation of the Company's consolidated financial statements.

     The Company's management does not evaluate performance by geographical region as this information is not meaningful.

     Information about the Company's reportable segments as of and for each of the years ended December 31, 2005, 2004 and 2003 is as follows:

    (in thousands of $)                            Tankers        OBOs   Dry Bulk       Total
    2005
    Total operating revenues                     1,395,826     105,167          -   1,500,993
    Voyage expenses                                332,395       4,568          -     336,963
    Ship operating expenses                        129,865      17,658          -     147,523
    Depreciation and amortisation                  175,491      20,688          -     196,179
    Interest income                                 24,663          32          -      24,695
    Interest expense                               202,285      12,738          -     215,023
    Share in results from associated companies       3,200           -          -       3,200
    Net income                                     654,773      49,544      7,153     711,470
    Discontinued operations                              -           -      8,785       8,785
    Vessels and equipment, net                   2,243,221     241,265          -   2,484,486
    Vessels under capital lease                    672,608           -          -     672,608
    Investment in associated companies               2,182           -          -       2,182
    Total assets                                 3,642,703     246,167         16   3,888,886
    Expenditure for vessels                        558,163           -          -     558,163

    (in thousands of $)                            Tankers        OBOs   Dry Bulk       Total
    2004
    Total operating revenues                     1,765,525      84,114          -    1,849,639
    Voyage expenses                                358,863       2,746          -      361,609
    Ship operating expenses                        114,984      15,350         51      130,385
    Depreciation and amortisation                  159,478      20,745          -      180,223
    Interest income                                 22,142          16          -       22,158
    Interest expense                               190,303      13,275          -      203,578
    Share in results from associated companies       9,063           -          -        9,063
    Net income                                     942,329      31,883    117,570    1,091,782
    Discontinued operations                              -           -    117,619      117,619
    Vessels and equipment, net                   1,975,447     261,953     15,698    2,253,098
    Vessels under capital lease                    718,842           -          -      718,842
    Investment in associated companies              15,288           -          -       15,288
    Total assets                                 3,575,626     265,949     33,067    3,874,642
    Expenditure for vessels                        126,947           -          -      126,947

    (in thousands of $)                            Tankers        OBOs   Dry Bulk       Total
    2003
    Total operating revenues                     1,039,569     116,213          -    1,155,782
    Voyage expenses                                299,953      23,424          -      323,377
    Ship operating expenses                         99,384      15,962       (23)      115,323
    Depreciation and amortisation                  122,607      20,688       (17)      143,278
    Interest income                                    215          12          -          227
    Interest expense                                65,057       3,638          -       68,695
    Share in results from associated companies      33,533           -          -       33,533
    Net income                                     384,335      52,728      (329)      436,734
    Discontinued operations                              -           -      3,610        3,610
    Vessels and equipment, net                   1,813,907     282,698     67,735    2,164,340
    Vessels under capital lease                    765,126           -          -      765,126
    Investment in associated companies             173,329           -          -      173,329
    Total assets                                 3,406,472     292,017     72,551    3,771,040
    Expenditure for vessels                         66,589                      -       66,589

    Reconciliations  of  reportable  segments   information  to  the  Company's
    consolidated totals follows:
    (in thousands of $)                                           2005       2004        2003
    Total operating revenues
    Total operating revenues for reportable segments         1,500,993  1,849,639   1,155,782
    Other operating revenues                                    12,840      3,931       3,657
    Total consolidated  operating revenues                   1,513,833  1,853,570   1,159,439
    Interest income
    Total interest income for reportable segments               24,695     22,158         227
    Interest income  attributable to corporate holding and      16,345      9,437       8,958
    management companies
    ------------------------------------------------------- ----------- ---------- -----------
    Total consolidated interest income                          41,040     31,595       9,185
    ------------------------------------------------------- ----------- ---------- -----------
    Interest expense
    Total interest expense for reportable segments             215,023    203,578      68,695
    Interest  expense  attributable  to corporate  holding         972      1,880       5,489
    and management companies
    ------------------------------------------------------- ----------- ---------- -----------
    Total consolidated interest expense                        215,995    205,458      74,184
    ------------------------------------------------------- ----------- ---------- -----------
    Depreciation
    Total depreciation for reportable segments                 196,179    180,223     143,278
    Depreciation not attributed to segments                      2,180        274         282
    ------------------------------------------------------- ----------- ---------- -----------
    Total consolidated depreciation                            198,359    180,497     143,560
    ------------------------------------------------------- ----------- ---------- -----------
    Net income
    Net income for reportable segments                         711,470  1,091,782     436,734
    Minority interest                                        (169,459)   (57,602)           -
    Net  income  attributable  to  corporate  holding  and      64,828   (10,798)    (27,374)
    management companies
    ------------------------------------------------------- ----------- ---------- -----------
    Total net income                                           606,839  1,023,382     409,360
    ------------------------------------------------------- ----------- ---------- -----------
    Vessels and equipment, net
    Vessels and equipment, net for reportable segments       2,484,486  2,253,098   2,164,340
    Vessels and equipment not attributed to segments           100,361      1,263         899
    ------------------------------------------------------- ----------- ---------- -----------
    Total consolidated vessels and equipment, net            2,584,847  2,254,361   2,165,239
    ------------------------------------------------------- ----------- ---------- -----------
    Assets
    Total assets for reportable segments                     3,888,886  3,874,642   3,771,040
    Cash  and cash  equivalents  attributable  to  holding     378,674    333,507     630,633
    company
    Marketable   securities  held  by  corporate   holding     144,156     78,327          44
    company
    Other assets  attributable  to  corporate  holding and     156,123     52,284      61,818
    management companies
    ------------------------------------------------------- ----------- ---------- -----------
    Total consolidated assets                                4,567,839  4,338,760   4,463,535
    ------------------------------------------------------- ----------- ---------- -----------

    During the year ended December 31, 2005, the Company reported total income from one customer which represent over 10% of consolidated operating revenues. These revenues are reported under the tanker segment. During the year ended December 31, 2004 the company reported total income from two customers which represented over 10% of consolidated operating revenues. During the year ended 31 December 2003, no single customer accounted for 10% or more of consolidated operating revenues.

6.   TAXATION

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

    The tax charge for the year comprises:
    (in thousands of $)                          2005       2004        2003
    Current tax                                    19      (178)         (3)
    Deferred tax                                    -          -           -
    -------------------------------------------------------------------------
                                                   19      (178)         (3)
    =========================================================================

    Temporary differences and carry forwards which give rise to deferred tax assets, liabilities and related valuation allowances are as follows:

    (in thousands of $)                              2005        2004
    Deferred tax liability - non current            (249)       (175)
    Tax loss carry forwards                        15,326      18,426
    Valuation allowance                          (15,077)    (18,251)
    -----------------------------------------------------------------
    -----------------------------------------------------------------
    Net deferred tax asset (liability)                  -           -
    =================================================================

     As of December  31,  2005,  2004 and 2003,  the  Company  had  $54,734,808,
     $65,806,000 and $60,129,000 of net operating loss carry forwards, respectively. Tax loss carry forwards can be utilised only against future taxable income of the respective subsidiary. Our subsidiary Frontline AB accounts for a total of $48,128,654 gross (net $13,476,023) as at December 31, 2005 and our subsidiary FRTLInvest AB accounts for a total of
     $6,606,154  gross (net  $1,859,723)  as of  December  31,  2005.  These net
     operating losses do not have an expiration date. Carried forward losses accounted for by subsidiaries that have been placed in liquidation during the year have been excluded. The Company's deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realised in the future. Since 2002, the Company's Swedish subsidiaries have remained dormant, and as a consequence not generated taxable profits against which the historical tax losses could be utilised. At this time, the Company does not intend to engage in any business activities that would generate taxable income within those Swedish entities that would enable the Company to utilise the tax carry forwards. Accordingly the Company recorded a full valuation allowance at December 31, 2005 and 2004.

7.   EARNINGS PER SHARE

     The computation of basic EPS is based on the weighted average number of shares outstanding during the year. The computation of diluted EPS assumes the foregoing and the exercise of stock options using the treasury stock method (see Note 23).

     The components of the numerator for the calculation of basic EPS and diluted EPS for net income from continuing operations and net income are as follows:

    (in thousands of $)                                           2005       2004        2003
    Net  income  from  continuing   operations  after  tax     598,054    905,763     439,515
    before  cumulative  effect  of  change  in  accounting
    principle
    Discontinued operations                                      8,785    117,619       3,612
    Cumulative effect of change in accounting principle              -          -    (33,767)
    ------------------------------------------------------- ----------- ---------- -----------
    Net income (loss) available to stockholders                606,839  1,023,382     409,360
    ======================================================= =========== ========== ===========

     The components of the denominator for the calculation of basic EPS and diluted EPS are as follows:

    (in thousands of $)                                           2005       2004        2003
    Basic earnings per share:
    Weighted average number of ordinary shares outstanding      74,825     74,192      74,902
    ======================================================= =========== ========== ===========

    Diluted earnings per share:
    Weighted average number of ordinary shares outstanding      74,825     74,192      74,902
    Warrants and stock options                                       -          -         158
    ------------------------------------------------------- ----------- ---------- -----------
                                                                74,825     74,192      75,060
    ======================================================= =========== ========== ===========

    Basic EPS and diluted EPS for discontinued operations and basic EPS for the cumulative effect of change in accounting principle are as follows:

                                                   2005        2004       2003
    Basic and diluted earnings per share for      $0.12       $1.59      $0.05
    discontinued operations

    Basic earnings per share for cumulative       $0.00       $0.00    $(0.45)
    effect of change in accounting principle

     In the years ended December 31, 2005, 2004 and 2003, no options were anti-dilutive.


8.   LEASES

     At December 31, 2005 the Company leased in thirteen vessels on long-term time charters and bareboat charters from third parties. One of those leases is classified as operating leases and twelve as capital leases. The Company's long-term leases of vessels generally contain optional renewal periods and purchase and put options.

     Rental expense

     Charter hire payments to third parties for certain contracted-in vessels are accounted for as operating leases. The Company is also committed to make rental payments under operating leases for office premises. The future minimum rental payments under the Company's non-cancellable operating leases are as follows:

    (in thousands of $)
    Year ending December 31,
    2006                                                               6,712
    2007                                                               6,845
    2008                                                               6,888
    2009                                                               6,845
    2010                                                               5,129
    2011 and later                                                     8,649
    -------------------------------------------------------------------------
    Total minimum lease payments                                      41,068
    =========================================================================

     Total rental expense for operating leases was $11,711,000, $46,854,000 and $81,835,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

     The following table discloses information about the terms of the Company's leases of vessels contracted in which are accounted for as operating leases:

                                                          Extended
                                             Extended     Lease                   Lessor's
                                Expiry of    Lease        Periods     Companys    Put
                                Mandatory    Periods      at          Purchase    Option
                                Lease        at Lessor's  Company's   Option      Exercise
    Vessel Type                 Period       Option       Option      Periods     Date
    Front Warrior (Suezmax)     2007         2008-2011   2010-2011    2007- 2011  2011

    In February and March 2005 the Company exercised its purchase options on Front Champion, Front Century and Golden Victory. The leases of these vessels were cancelled concurrently with the exercise of each purchase option.

    A liability for put options on vessels leased under leases classified as operating leases is recorded at such time that market conditions make it likely that a put option will be exercised on the exercise date. A liability is recognised based on the amount, if any, by which the put option price exceeds the fair market value of the related vessel. At December 31, 2005 no such liability had arisen.

    Nine of the thirteen vessels leased by the company are leased from special purpose lessor entities which were established and are owned by independent third parties who provide financing through debt and equity participation. Each entity owns one vessel, which is leased to the Company, and has no other activities. Prior to the adoption of FIN 46R, these special purpose entities were not consolidated by Frontline. One of these leases is accounted for as operating leases and eight of these leases are accounted for as capital leases. The Company have determined that due to the existence of certain put and call options over the leased vessels, these entities are variable interest entities. The determination of the primary beneficiary of a variable interest entity requires knowledge of the participations in the equity of that entity by individual and related equity holders. Our lease agreements with the leasing entities do not give us any right to obtain this information and the Company has been unable to obtain this information by other means. Accordingly the Company is unable to determine the primary beneficiary of these leasing entities. At December 31, 2005, the original cost to the lessor of the assets under such arrangements was $856.5 million. At December 31, 2005 and 2004, the company's residual value guarantees associated with these leases, which represent the maximum exposure to loss, are $132.3 million.

    The following table discloses information about our activity with these non-consolidated lessor entities in the three year period ended December 31, 2005:


                                                      Year ended December 31,
                                                       2005      2004     2003
    Incurrence of obligations under capital leases        -         -  218,844
    Repayments of principal obligations under        22,205    19,686   13,135
    capital leases
    Interest expense for capital leases              36,850    38,436   29,431
    Charterhire expense for operating leases          5,211    31,839   32,195


     At December 31, 2005 the Company leased out twenty four of its vessels to third parties on time and bareboat charters with initial periods ranging between two and ten years. All of those leases are classified as operating leases.

     Rental income
     The minimum future revenues to be received on time and bareboat charters which are accounted for as operating leases and other contractually committed income as of December 31, 2005 are as follows:

        (in thousands of yen and $)          Yen revenues              Dollar         Total
                                                                       revenues
                                             (in yen) ($ equivalent)
    2006                                     35,700            303        269,562     269,865
    2007                                          -              -        192,184     192,184
    2008                                          -              -        141,151     141,151
    2009                                          -              -         92,020      92,020
    2010                                          -              -         37,386      37,386
    2011 and later                                -              -          4,879       4,879
    ---------------------------------- ------------- -------------- -------------- -----------
    Total minimum lease revenues             35,700            303        737,182     737,485
    ================================== ============= ============== ============== ===========

    The cost and accumulated depreciation of the vessels leased to a third party at December 31, 2005 were approximately $2,012.8 million and $729.0 million, respectively, and at December 31, 2004 were $1,844.2 million and $568.2 million, respectively.

    Minimum future revenues disclosed above include three leases which were contracted prior to December 31, 2005 and commenced subsequent to December 31, 2005.

9.   MARKETABLE SECURITIES

    Marketable securities held by the Company are equity securities considered to be available-for-sale securities.

    (in thousands of $)                                     2005        2004
    Cost                                                 145,606      67,901
    Gross unrealised gain (loss)                         (1,450)      10,426
    ------------------------------------------------------------- -----------
    Fair value                                           144,156      78,327
    ============================================================= ===========

    The net unrealised gain on marketable securities, including a component of foreign currency translation, included in comprehensive income decreased by $11.9 million for the year ended December 31, 2005 while the Company had recorded an unrealised gain of $10.4 million for the year ended December 31, 2004.

    (in thousands of $)                            2005        2004       2003
    Proceeds from sale of available-for-sale
    securities                                  152,814      57,450     12,689
    Realised gain (including amounts
    classified in discontinued operations)       28,035       7,151        402

     The cost of sale of available-for-sale marketable securities is calculated on an average costs basis.

10.  TRADE ACCOUNTS RECEIVABLE

     Trade accounts receivable are presented net of allowances for doubtful accounts amounting to $7,465,000 and $2,972,000 for each of the years ended December 31, 2005 and 2004 respectively.

11.  OTHER RECEIVABLES

    (in thousands of $)                                         2005      2004
    Agent receivables                                           4,998    4,086
    Due from related parties                                    2,549      953
    Claims receivables                                          4,657    4,550
    Other receivables                                           7,849    4,198
    ------------------------------------------------------------------ --------
                                                               20,053   13,787
    ================================================================== ========

     Other receivables are presented net of allowances for doubtful accounts amounting to $nil for each of the years ended December 31, 2005 and 2004.

12.  NEWBUILDINGS AND VESSEL PURCHASE OPTIONS

    (in thousands of $)                                          2005     2004
    Newbuildings                                               15,927   15,861
    Vessel purchase options                                         -    8,370
    ------------------------------------------------------------------ --------
                                                               15,927   24,231
    ================================================================== ========

     The carrying value of newbuildings represents the accumulated costs to the balance sheet date which the Company has paid by way of purchase instalments, and other capital expenditures together with capitalised loan interest. There were no newbuilding deliveries during 2005 or 2004. See
     Note 27 for contractual commitments regarding newbuildings.

     In January 2005, the Company exercised its option to purchase the VLCC Oscilla and the vessel was delivered to the Company in April 2005 for a purchase price of $21.6 million and the vessel was renamed to Front Scilla. The purchase price paid was equal to the outstanding mortgage debt under four loan agreements between the lenders and the vessel's owning company.

     The fair value assigned to this option and obligation when it was acquired in 2000 was $8.4 million. The value of the option was calculated at the time of purchase as the difference between the fair value of the vessel and the mortgage debt outstanding.

     Oscilla was owned and operated by an unrelated special purpose entity until the Company exercised its option and took delivery of the vessel on April 4, 2005. This entity that owned the Oscilla, which was leased to a third party, had no other activities. Prior to the adoption of FIN 46R, this special purpose entity was not consolidated by Frontline. The Company has determined that the entity that owned Oscilla is a variable interest entity and that Frontline was the primary beneficiary in prior years. The Company have been unable to obtain the accounting information necessary to be able to consolidate the entity that owned Oscilla. If the Company had exercised its option at December 31, 2004, the cost to the Company of the Oscilla would have been approximately $28.5 million and the maximum exposure to loss was $15.4 million.

     The following table discloses information about the Company's activity with this non-consolidated entity in the three year period ended December 31, 2004:

    (in thousands of $)                        Year ended December 31,
                                              2004          2003          2002
    Loan advances made                           -             -         1,489
    Loan repayments received                 1,972         2,262           181
    Interest income                            989         1,247         1,147


13.     VESSELS AND EQUIPMENT, NET

    (in thousands of $)                                        2005      2004
    Cost                                                  3,620,847  3,232,498
    Accumulated depreciation                            (1,036,000)  (978,137)
    --------------------------------------------------- ------------ ---------
    Net book value at end of year                         2,584,847  2,254,361
    =================================================== ============ =========

     Included in the above amounts as at December 31, 2005 and 2004 is equipment with a net book value of $2.6 million and $1.3 million, respectively. Depreciation expense for vessels and equipment was $198.8 million, $137.0 million and $122.8 million for the years ended December 31, 2005, 2004 and 2003, respectively, including amounts recorded in discontinued operations.

     In November 2005, the bareboat charterer of the Navix Astral declared their intent to exercise a purchase option with the vessel being delivered to her new owner in January 2006. An impairment loss of $1.9 million has been included in the statement of operations for the year ended December 31, 2005 in respect of this vessel.

14.  VESSELS UNDER CAPITAL LEASE, NET

    (in thousands of $)                                     2005        2004
    Cost                                                 835,746     835,746
    Accumulated depreciation                           (163,138)   (116,904)
    ------------------------------------------------------------- -----------
    Net book value at end of year                        672,608     718,842
    ============================================================= ===========

     Depreciation expense for vessels under capital lease was $46.2 million, $46.3 million and $24.0million for the years ended December 31, 2005, 2004 and 2003, respectively.

     The outstanding obligations under capital leases are payable as follows:

    (in thousands of $)
    Year ending December 31,
    2006                                                           80,876
    2007                                                           82,038
    2008                                                           82,976
    2009                                                          157,569
    2010                                                          227,346
    2011 and later                                                429,074
    ----------------------------------------------------------------------
    Minimum lease payments                                      1,059,879
    Less: imputed interest                                      (328,458)
    ----------------------------------------------------------------------
    Present value of obligations under capital leases             731,421
    ======================================================================

     At December 31 2005, the Company held twelve vessels under capital leases (2004 - twelve). These leases are for terms that range from eight to twenty four years. Four of these vessels were sold by the Company in 2003 and leased back for a period of nine years with lessor's options to extend the charters for a further two years followed by a further two years. The Company has purchase options over eight of these vessels at certain specified dates and the lessor has options to put these vessels to the Company at the end of the lease term. Gains arising from the sale and leaseback transactions have been deferred and are being amortised over the lease terms.

    The following table discloses information about the terms of the Company's leases of vessels contracted in which are accounted for as capital leases:

                                           Extended     Extended
                              Expiry of    Lease        Lease        Company's   Lessor's
                              Mandatory    Periods at   Periods at   Purchase    Put Option
                              Lease        Lessor's     Company's    Option      Exercise
     Vessel Type              Period       Option       Option       Periods     Date
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

    Put options on vessels leased under leases classified as capital leases are recorded as part of the lease's minimum lease payments. Lease liabilities are amortised so that the remaining balance at the date the put option becomes exercisable is equal to the put option amount. An additional liability is recognised based on the amount, if any, by which the put option price exceeds the fair market value of the related vessel. At December 31, 2005 no such additional liability had arisen.

    Note (1.) The Company does not have options to purchase the vessel but it has first refusal if the vessel's owner offers the vessel for sale. Note (2.) The Company has the right to terminate the lease at any time but only with permission of the charterer.

15.  INVESTMENT IN ASSOCIATED COMPANIES

     At December 31, 2005, the Company has the following participation in investments that are recorded using the equity method:

                                                              2005        2004
    International Maritime Exchange ASA                     24.49%      26.56%
    Front Tobago Shipping Corporation                       40.00%      40.00%
    Golden Fountain Corporation                             50.00%           -

     Summarised balance sheet information of the Company's equity method investees is as follows:

    (in thousands of $)                                       2005        2004
    Current Assets                                          23,875      32,741
    Non Current Assets                                       8,848      29,004
    Current Liabilities                                      2,405       1,978
    Non Current Liabilities                                      -        (62)

    Summarised statement of operations information of the Company's equity method investees is as follows:

    (in thousands of $)                      2005         2004         2003
    Net operating revenues                 17,793       41,693      108,489
    Net operating income                   18,348       33,923       91,732
    Net income                             20,000       31,116       54,768

    In December 2003, Frontline agreed with its partner, Overseas Shipholding, Group, Inc ("OSG"), to swap interests in six joint venture companies, which each own a VLCC. These agreements resulted in Frontline exchanging its interest in three vessels in exchange for OSG's interest in three other vessels, thereby increasing its interest in those vessels to 100% each. The exchanges of interests were completed on February 24, 2004. These transactions have been accounted for as a non-monetary exchange of productive assets. The Company received a net cash settlement of $2.3 million in the exchange transaction to reflect the difference in values of the assets exchanged and recognised a gain of $0.2 million.

    At December 31, 2003 the Company determined that it was the primary beneficiary of Golden Fountain Corporation under FIN 46 and therefore consolidated the entity at that date. As discussed in Note 3 above, the Company has resumed equity accounting for its investment in Golden Fountain in 2005.

    In 2004, the Company's investment in International Maritime Exchange ASA ("IMAREX") increased to 26.56%. Accordingly, the Company has changed its accounting treatment of the investment from a cost basis to the equity method. The Company is recording its share of income from IMAREX one quarter in arrears. The closing share price for IMAREX as of December 31, 2005 on the Oslo Stock Exchange was NOK 68.50 resulting in an aggregate value of the Company's investment based on the quoted market price of approximately $17.3 million.

    In December 2004, the vessel and all related balances in relation to the operation of Front Tobago was transferred from Front Tobago Inc to a new company Front Tobago Shipping Corporation. The Company's 40% investment in Front Tobago Inc was replaced with a 40% investment in Front Tobago Shipping Corporation.

    In December 2005, Front Tobago Shipping Corporation sold the vessel Front Tobago to the Company for approximately $35.6 million and subsequently realised a gain on sale of $9.6 million. The Company's share of income from associates excludes its share of this gain on sale as it has been applied against the cost of the Front Tobago.

16.  INVESTMENT IN FINANCE LEASES

    Four Suezmax vessels are on long term charters to Chevron Transport Corporation ("Chevron"). Each charter has a term expiring on April 1, 2015 subject to Chevron's right to terminate on certain specified dates. On April 1, 2005, Chevron gave the Company irrevocable notice of its intention to terminate the bareboat charter of the vessel Virgo Voyager on April 1, 2006. Chevron will pay the Owner a termination fee of $5,050,000. Chevron has the right to terminate each remaining charter on any of four termination dates which, for each vessel, occur at two-year intervals. Chevron is required to provide non-binding notice of its intent to exercise an option at least twelve months prior to the termination date. Irrevocable notice that the initial termination option will be exercised must be received nine months prior to the date and for each option subsequent to the initial termination option, irrevocable notice must be received seven months prior to the termination date. Chevron is required to pay the following termination payments on or prior to the remaining termination dates as follows:

    Approximate termination payments (in thousands of $)
    Optional Termination Date                    Sirius      Altair     Cygnus
                                                 Voyager    Voyager     Voyager
    April 1, 2006                                           11,110
    April 1, 2007                                11,120                  9,910
    April 1, 2008                                           10,030
    April 1, 2009                                 9,970                  8,890
    April 1, 2010                                            8,940
    April 1, 2011                                                        7,880

    Chevron holds options to purchase each vessel for $1 on April 1, 2015 provided no earlier optional termination of the bareboat charter has occurred.

    The following schedule lists the components of the net investment in finance lease:

    (in thousands of $)                                       2005        2004
    Total minimum lease payments to be received            153,693     177,046
    Less : Unearned income                                (45,775)    (55,894)
    --------------------------------------------------------------- -----------
    Net investment in finance leases                       107,918     121,152
    =============================================================== ===========

    Lease payments under the charter agreement for each of the five succeeding years are as follows: $19.3 million in 2006, $16.6 million in 2007, $15.8 million in 2008, $14.9 million in 2009 and $14.2 million on 2010.

17.  DEFERRED CHARGES

     Deferred charges represent debt arrangement fees that are capitalised and amortised on a straight-line basis to interest expense over the life of the debt instrument. The deferred charges are comprised of the following amounts:

    (in thousands of $)                                       2005        2004
    Debt arrangement fees                                    35,625      55,424
    Accumulated amortisation                               (16,961)    (27,205)
    ---------------------------------------------------------------- -----------
                                                             18,664      28,219
    ================================================================ ===========


18.  OTHER LONG-TERM ASSETS

    (in thousands of $)                                        2005        2004
    Long-term debt receivable                                     -       7,051
    Other                                                     9,401       6,043
    ---------------------------------------------------------------- -----------
                                                              9,401      13,094
    ================================================================ ===========


19.  ACCRUED EXPENSES

    (in thousands of $)                                        2005        2004
    Voyage expenses                                          25,404      18,182
    Ship operating expenses                                  14,528      16,745
    Administrative expenses                                   3,550       4,592
    Interest expense                                         41,081      40,455
    Taxes                                                       200         304
    Other                                                     2,573         416
    ---------------------------------------------------------------- -----------
                                                             87,336      80,694
    ================================================================ ===========


20.  OTHER CURRENT LIABILITIES

    (in thousands of $)                                        2005        2004
    Dividends payable                                             -      32,157
    Forward contract payable                                 70,851      36,321
    Accrued charterhire                                         674         895
    Related party payables                                    2,587       2,040
    Other                                                     9,744       1,563
    ---------------------------------------------------------------- -----------
                                                             83,856      72,976
    ================================================================ ===========



    Other current liabilities of $9,744 and $1,563 in 2005 and 2004 respectively consists of miscellaneous current liabilities.

21.  DEBT

    (in thousands of $)                                         2005        2004
    US Dollar  denominated  floating  rate debt (LIBOR +  1,450,574   1,026,771
    0.70%
    to 1.25%) due through 2011
    Yen denominated floating rate debt (LIBOR + 1.25%)            -      13,060
    due through 2007
    Fixed rate debt 0% due through 2005                           -       2,000
    8.5% Senior Notes                                       457,080     530,270
    Serial Note (7.6% to 7.62%) due through 2006              2,530      10,270
    Serial Notes (6.47% to 6.855%) due through 2010          53,100      75,900
    Term Note (8.52%) due through 2015                      108,003     114,545
    Term Notes (7.84% to 8.04%) due through 2019            366,200     366,200
                                                          2,437,487   2,139,016
    Credit facilities                                         2,242       2,729
    Total debt                                            2,439,729   2,141,745
    Less:  short-term  and current  portion of            (240,191)   (151,614)
    long-term debt                                       2,199,538   1,990,131

    The outstanding debt as of December 31, 2005 is repayable as follows:

    (in thousands of $)
    Year ending December 31,
    2006                                                          242,722
    2007                                                          169,191
    2008                                                          166,214
    2009                                                          156,591
    2010                                                          145,691
    2011 and later                                              1,559,320
    ----------------------------------------------------------------------
                                                                2,439,729
    ======================================================================


     The weighted average interest rate for the floating rate debt denominated in US dollars was 4.31 per cent as of December 31, 2005 (2004 - 3.91 per cent). The weighted average interest rate for the floating rate debt denominated in Yen was 1.34 per cent as of December 31, 2005 (2004 - 1.38 per cent). These rates take into consideration related interest rate swaps.

     8.5% Senior Notes due 2013

     On December 15, 2003, Ship Finance issued $580 million of senior notes. Interest on the notes accrues at the rate of 8.50% per annum and is payable in cash semi-annually in arrears on June 15 and December 15, commencing on June 15, 2004. As at December 31, 2005 the outstanding amount of Notes was $457.1 million (December 31, 2004 - $530.3 million).

     $1,058.0 million syndicated senior secured credit facility In February 2005, the Company refinanced its existing $1,058.0 million syndicated senior secured credit facility with a new $1,131.4 million secured credit facility discussed in more detail below.

     $1,131 million term loan facility
     In February 2005, the Company entered into a $1,131.4 million term loan facility with a syndicate of banks. The proceeds from the facility were used to repay the $1,058.0 million syndicated senior secured credit facility and for general corporate purposes. Obligations under the facility are secured by the Company's assets and equity interests of vessel owning subsidiaries. In addition, each of the vessel owning subsidiaries has guaranteed its performance under the facility. The facility bears interest at LIBOR plus a margin of 0.7%. The facility is repayable over a term of six years.

     The loan facility subjects the Company to a number of restrictions on our business and financial maintenance covenants, including restrictions on creating liens on the vessels, limitations on its ability to amend its charters, management, and administrative agreements, minimum liquidity and working capital requirements, and collateral maintenance limitations.

     Further, the loan facility restricts the Company's ability to make distributions unless the (i) charter service reserve and Free Cash as defined exceed $100 million and (ii) the Company satisfies financial covenants contained in the loan facility at the distribution date.

     $350.0 million syndicated combined senior and junior secured credit facility In June 2005, the Company entered into a combined $350 million senior and junior secured term loan facility with a syndicate of banks. The proceeds from the facility were used to fund the acquisition of five new VLCCs. Obligations under the facility are secured by the Company's assets and equity interests of the five new vessel owning subsidiaries. In addition, each of the new vessel owning subsidiaries has guaranteed its performance under the facility. The facility bears interest at LIBOR plus a margin of 0.65% for the senior loan and LIBOR plus a margin of 1.00% for the junior loan and may be prepaid on a pro-rata basis without penalty. The facility is repayable over a term of seven years.

     The loan facility subjects the Company to a number of restrictions on our business and financial maintenance covenants, including restrictions on creating liens on the vessels, limitations on its ability to amend its charters, management, and administrative agreements, minimum liquidity and working capital requirements, and collateral maintenance limitations.

     Further, the loan facility restricts the Company's ability to make distributions unless the (i) charter service reserve and our Free Cash as defined exceed $35 million and (ii) the Company satisfy financial covenants contained in the loan facility on the distribution date.

     $65 million term loan facility
     In August 2004, the Company entered into a $65 million secured term loan facility with a syndicate of banks. The facility bears interest at LIBOR plus a margin of 1.00%. The facility must be repaid by October 31, 2009.

     The facility contains a minimum value covenant and covenants that require us to maintain a minimum level of free cash and positive working capital.

     The facility was repaid in March 2006.

     $20 million term loan facility
     In October 2004, the Company entered into a $20 million secured term loan facility. The facility bears interest at LIBOR plus a margin of 0.75%. The facility must be repaid by November 1, 2009.

     The facility contains a minimum value covenant and covenants that require us to maintain a minimum level of free cash and positive working capital.

     $20 million term loan facility
     In January 2005, the Company entered into a $20 million secured term loan facility. The facility bears interest at LIBOR plus a margin of 0.80%. The facility must be repaid by January 31, 2010.

     The facility contains a minimum value covenant and covenants that require us to maintain a minimum level of free cash and positive working capital.

     $69 million loan facility
     In December 2005, the Company entered into a $69.0 million loan facility with DnB NOR Bank ASA. The facility bears interest at LIBOR plus 120 basis points secured by certain marketable securities and cash deposits. The current facility must be repaid by January 26, 2006.

     Term and Serial Notes
     ITC is the holding company for three separate structures involved in financing and leasing transactions. Two of these structures have Term Notes and Serial Notes maturing between 2006 and 2019. The Notes are collateralised by first preferred mortgages on the vessels owned by the ITC subsidiaries. As of December 31, 2005 the effective interest rate for the Term and Serial Notes was 7.90%

     The 7.84% First Preferred Mortgage Term Notes due 2010 and the 8.04% First Preferred Mortgage Term Notes due 2019 are each subject to redemption through the operation of mandatory sinking funds according to the schedule of sinking fund redemption payments set forth below. The sinking fund redemption price is 100% of the principal amount of Term Notes being redeemed, together with accrued and unpaid interest to the date fixed for redemption.

    (in thousands of $)
    Year ending December 31,
    2006                                                                -
    2007                                                            1,340
    2008                                                            5,765
    2009                                                            7,600
    2010                                                           11,115
    2011 and later                                                340,380
    ----------------------------------------------------------------------
    Total future lease payments                                   366,200
    ======================================================================

     Term and Serial Loans
     Principal is repayable on the 8.52% Term loans due 2015 in accordance with a twelve-year sinking fund schedule. The tables below provide the revised scheduled sinking fund redemption amounts and final principal payment following termination of the related charters on each of the optional termination dates.

                Charter      Charter     Charter      Charter     Charter     Charter     Charter
                not          terminated  terminated   terminated  terminated  terminated  terminated
Scheduled       terminated   2006        2007         2008        2009        2010        2011
payment date    $'000        $'000       $'000        $'000       $'000       $'000       $'000
2006              9,526       3,187       6,339        3,187      6,339       3,187       2,984
2007             10,942       2,270       6,339        4,603      6,339       4,603       2,984
2008             10,942       2,460       3,390        4,603      6,339       4,603       2,984
2009             10,942       2,670       3,680        2,180      6,339       4,603       2,984
2010             10,942       2,900       3,990        2,360      3,240       4,603       2,984
2011, and
later            54,709      31,122      39,656       27,676     34,798      23,010      14,922
--------------- -------- ----------- ----------- ------------ ---------- ----------- -----------
                108,003      44,609      63,394       44,609     63,394      44,609      29,842
=============== ======== =========== =========== ============ ========== =========== ===========

     22.  SHARE CAPITAL

     Authorised share capital:

    (in thousands of $)                                       2005        2004
    125,000,000 ordinary shares of $2.50 each              312,500     312,500


     Issued and fully paid share capital:

    (in thousands of $, except share numbers)                 2005        2004
    74,825,169 ordinary shares of $2.50 each
    (2004: 74,825,169)                                     187,063     187,063

    The Company's ordinary shares are listed on the New York Stock Exchange, the Oslo Stock Exchange and the London Stock Exchange.

    As at December 31, 2005, none of the unissued share capital of the Company is under option or is conditionally or unconditionally to be put under option.

    The number of shares issued in connection with the exercise of employee share options are as follows:

                                                 2005       2004        2003
    Shares issued under share option schemes        -    297,436     251,364
    ================================================== ========== ===========

     In 2004, the Company issued a total of 900,000 ordinary shares in two private placements to institutional investors as follows:

     o in July 2004, 600,000 ordinary shares were issued at a purchase price of NOK 246 per share, which was the equivalent of $35.84 per share at the time of the sale.

     o in October 2004, the Company issued 300,000 ordinary shares at a purchase price of NOK 352 per share, which was the equivalent of $52.33 per share at the time of the sale.

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

23.  SHARE OPTION PLANS

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

     The following summarises the share options transactions relating to the Bermuda Plan:


    (in thousands except per share data)              Shares    Weighted
                                                                average
                                                                exercise
                                                                   price
    Options outstanding at December 31, 2002            547      $11.24
        Granted                                           -           -
        Exercised                                     (250)       $6.86
        Cancelled                                         -           -
    -------------------------------------------------------- -----------
    Options outstanding at December 31, 2003            297       $8.49
        Granted                                           -           -
        Exercised                                     (297)       $5.91
        Cancelled                                         -           -
    -------------------------------------------------------- -----------
    Options outstanding at December 31, 2004              -           -
    Granted                                               -           -
    Exercised                                             -           -
    Cancelled                                             -           -
    -------------------------------------------------------- -----------
    Options outstanding at December 31, 2005              -           -
    -------------------------------------------------------- -----------

    Options exercisable at:
    December 31, 2003                                    94       $9.14
    December 31, 2004                                     -           -
    December 31, 2005                                     -           -

     At December 31, 2005, 2004 and 2003 there were no options remaining outstanding under the U.K. Plan.

     There were no options granted in the years ended December 31, 2005 and 2004.

24.  FINANCIAL INSTRUMENTS

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


     Principal
    (in thousands of $)    Inception Date   Maturity Date   Fixed Interest Rate
    $50,000                January 2001     January 2006                5.64%
    $50,000                February 2004    February 2009               3.49%
    $100,000               February 2004    February 2009               3.49%
    $50,000                February 2004    February 2009               3.49%
    $50,000                February 2004    February 2009               3.35%
    $50,000                February 2004    February 2009               3.35%
    $50,000                February 2004    February 2009               3.35%
    $50,000                February 2004    February 2009               3.37%
    $25,000                February 2004    February 2009               3.32%
    $25,000                February 2004    February 2009               3.32%
    $25,000                February 2004    February 2009               3.33%
    $25,000                February 2004    February 2009               3.32%
    $30,958                March 1998       March 2006                  6.04%
    $37,299                September 1998   September 2008              6.24%


    As at December 31, 2005 and 2004, the notional principal amounts subject to such swap agreements were $618.3 million and $631.4 million, respectively.

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

    As at December 31, 2005, one of the Company's subsidiaries has a charter contract denominated in Yen with contracted payments as set forth in Note 8. There is a risk that currency fluctuations will have a negative effect on the value of the Company's cashflows.

    From time to time the Company may enter into forward currency contracts for speculative purposes. At December 31, 2005 the Company had five forward currency contracts outstanding with a notional principal of (Y)8.8 billion expiring January and February 2006 with exchange rates ranging from 117.42 to 119.35.

    Accordingly, such risk may have an adverse effect on the Company's financial condition and results of operations.

    Forward freight contracts

    The Company may enter into forward freight contracts, futures and option contracts in order to manage its exposure to the risk of movements in the spot market for certain trade routes for speculative purposes. Market risk exists to the extent that spot market fluctuations have a negative effect on the Company's cash flows and consolidated statements of operations. As at December 31, 2005 and 2004, the notional principal amounts subject to such forward freight contracts, futures and option contracts were $12.0 million and $48.2 million, respectively.

    Fair Values
    The carrying value and estimated fair value of the Company's financial instruments at December 31, 2005 and 2004 are as follows:

                                                    2005                   2004
                                                         Carrying   Fair        Carrying
    (in thousands of $)                    Fair Value    Value      Value       Value
    Non-Derivatives:
    Cash and cash equivalents                100,533       100,533    105,702     105,702
    Restricted cash                          636,790       636,790    592,607     592,607
    Marketable securities                    144,156       144,156     78,327      78,327
    Floating rate debt and credit          1,452,816     1,452,816  1,042,560   1,042,560
    facilities
    Fixed rate debt 0% due through 2005            -             -      1,843       2,000
    8.5% Senior notes                        457,080       425,999    546,178     530,270
    Serial Note (7.62%) due 2006               2,530         2,530     10,448      10,270
    Serial Notes (6.48% to 6.855%)            54,639        53,100     78,350      75,900
    due through 2010
    8.52% Term Note, due through 2015        120,963       108,003    131,297     114,545
    Term Notes (7.84% to 8.04%)              393,705       366,200    393,187     366,200
    due through 2019

    Derivatives:
    Interest rate swap transactions           19,563        19,563      7,737       7,737
    receivable
    Interest rate swap transactions          (1,241)       (1,241)    (5,482)     (5,482)
    payable
    Forward freight contracts                  3,021         3,021      6,753       6,753
    Forward currency contracts                 (169)         (169)      (949)       (949)

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

    The majority of the vessels' gross earnings are receivable in U.S. dollars. During the year ended December 31, 2005, one customer accounted for more than 10% of our consolidated operating revenues. In 2004 two customers each accounted for more than 10% of the Company's consolidated operating revenues while in 2003, no customer accounted for 10 % or more of operating revenues.

25.  RELATED PARTY TRANSACTIONS

    In July 2003, the Company purchased a call option to acquire all of the shares of ITC from Hemen for a total consideration of $4.0 million plus 4% interest per year. Hemen is indirectly controlled by John Fredriksen who is the Company's Chairman and Chief Executive Officer. On May 27, 2004 the Company exercised this option. The total purchase price paid to Hemen for ITC was $14.1 million which comprised a payment of $10.0 million for the purchase option and a payment of $4.1 million to exercise the option. This purchase price represents the initial arms length price paid by the Company in May 1998 plus an interest component calculated from that date. The Company initially recorded the $10.0 million paid in 2003 on the Company's balance sheet as an asset at cost. In December 2003 the Company implemented the provisions of FIN 46 and consequently was required to consolidate ITC. The consolidation of ITC resulted in the Company recording a $25.2 million expense as the cumulative effect of a change in accounting principle in accordance with the guidance of FIN 46. The Company accounted for the exercise payment in 2004 as an addition to the total purchase price for ITC and specifically as an addition to the recorded cost of the underlying long-term assets, being the vessels owned by ITC. The results of ITC have been reflected in the consolidated results of the Company.

    In June 2004, the Company drew down $49.5 million under a short-term loan facility from a related party and used the proceeds to repay Yen denominated debt of (Y)5.5 billion (equivalent to $49.4 million). This short-term loan facility was repaid in August 2004.

    In June 2004, the Company participated in a bidding process to acquire from the Indonesian state oil enterprise's shipping division, PT Pertamina (Persero) two VLCCs that were under construction by Hyundai Heavy Industries Co. Ltd. The Company was successful in this process and nominated two single purpose companies, Windstar Marine Inc. ("Windstar") and Speed Shipping Corp. ("Speed"), to acquire the vessels for total consideration of $184 million. Windstar and Speed are controlled by Hemen. Hemen took delivery of these vessels in July and September, 2004. In June 2005, Ship Finance purchased the vessels from Hemen for a total consideration of $184.6 million. This transaction has been recorded at fair value of $270 million and an equity contribution from Hemen of $85.4 million has been recorded within contributed surplus.

    In November 2004, the Company formed Golden Ocean as a wholly owned subsidiary for the purpose of transferring, by way of contribution, certain dry bulk shipping interests held by the Company. These assets were transferred to Golden Ocean on December 1, 2004 and a summary of the assets and liabilities contributed is as follows:

    (in thousands of $)
    Vessels and equipment, net                           48,918
    Long-term debt                                       48,950
    Cash and other assets and liabilities, net           22,418

    The assets and liabilities contributed by Frontline are recorded at their historical net book values as recorded in Frontline's consolidated financial statements. Golden Ocean was spun-off on December 15, 2004 to Frontline's shareholders. See Note 29.

    In 2005 Golden Ocean exercised its options to acquire from the Company the shares in two single purpose companies each owning a newbuilding contract for a Panamax vessel. These options were at a price equal to the Company's costs, including instalments paid to date, plus the Company's funding expenses. These options were exercised during 2005 at a total price of $16.8 million.

    In the years ended  December 31,  2005,  2004 and 2003,  Frontline  provided
    services  to  Seatankers  Ltd   ("Seatankers").   These  services   comprise
    management support and administrative.

    In the years ended December 31, 2005, 2004 and 2003, Frontline provided services to Golar LNG Limited ("Golar"). The Company provided similar services to Northern Offshore Ltd ("Northern Offshore") in the years ended December 31, 2004 and 2003. The services provided include management support, corporate and administrative services. The Company has also rented office space to Northern Oil ASA ("Northern Oil") in the years ended December 31, 2003 and 2004.

    In the years  ended  December  31, 2005 and  December  31,  2004,  Frontline
    provided   certain   administrative   services   under   the   terms  of  an
    administrative management contract with Golden Ocean.

    In  the  year  ended   December  31,  2005,   Frontline   provided   certain
    administrative and accounting services to Aktiv Kapital First Investment Ltd and Bryggegata AS.

    The Company leases office premises in Oslo from Bryggegata AS. Rental expense in the years ended December 31, 2005, 2004, and 2003 were $0.7 million.

    In the year ended December 31, 2005, SeaDrill provided certain administrative services under the terms of an administrative management contract with Frontline. Administration expense in the year ended December 31, 2005 was $0.02 million.

    In the years ended December 31, 2005 and December 31, 2004, Frontline provided certain administrative services under the terms of an administrative management contract with Golden Ocean. In the year ended December 31, 2005, Golden Ocean provided vessel management services under the terms of a management contract with Frontline. Vessel management expense in the year ended December 31, 2005 was $0.1 million.

    Golar, Northern Offshore, Northern Oil, Osprey, Aktiv Kapital, SeaDrill, Bryggegata AS, Golden Ocean and Seatankers are each indirectly controlled by John Fredriksen.

    A summary of amounts earned and balances with related parties is as follows:

    Net amounts earned from related parties              Year ended December 31,
    (in thousands of $)                                   2005   2004    2003
    Seatankers                                             265     49     108
    Osprey                                                   -      -      52
    Golar                                                  255    495     261
    Northern Offshore                                        -     25     134
    Northern Oil                                             6     92      98
    Golden Ocean                                           362      8       -
    Aktiv Kapital                                           10      -       -
    Bryggegata AS                                            8      -       -
    Sea Drill                                             (24)      -       -


    Balances with related parties (receivable/(payable))  As of December 31,
    (in thousands of $)                                     2005        2004
    Seatankers                                             1,397         907
    Golar                                                    644       (186)
    Northern Offshore                                         48          46
    Golden Ocean                                         (2,182)     (1,854)
    Sea Drill                                                 55           -


26.  MINORITY INTEREST AND NON-CASH DIVIDENDS

     The Company accounts for pro-rata distributions to owners in a spin-off at the book value of shares distributed and accounts for non pro-rata distributions to owners in a spin-off at the fair value of shares distributed.

     A summary of pro-rata partial spin offs of Ship Finance by the Company are as follows:
                                           Distribution Ratio
                        % Frontline        (Ship Finance/           Value of
    Distribution          holding          Frontline shares         dividend
    Date                  Distributed      held)                    $ millions

    June 16, 2004        25.0%                1/4                   $142.5
    September 24, 2004   9.9%                 1/10                  $59.8
    December 15, 2004    13.3%                2/15                  $85.7
    February 18, 2005    25.0%                1/4                   $154.9
    March 24, 2005       10.0%                1/10                  $57.0

    The value of the non-cash dividend is valued based on the book value of Ship Finance at the date of distribution.

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

    As of December 31, 2005 the Company still consolidates Ship Finance in accordance with the provisions of FIN 46R.


27.  COMMITMENTS AND CONTINGENCIES

    Assets Pledged

                                                              2005        2004
    Ship mortgages                                       2,393,984   2,253,098
    Restricted bank deposits                               636,790     592,607
    --------------------------------------------------------------- -----------
                                                         3,030,774   2,845,705
    =============================================================== ===========

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

    At December 31, 2005, the Company had nine vessels that were sold by the Company at various times during the period from November 1998 to December 31, 2003, and leased back on charters that range for periods of eight to twelve and a half years with options on the lessors' side to extend the charters for periods that range up to five years. Eight of these charters are accounted for as capital leases and one is accounted for as an operating lease. The Company has purchase options at certain specified dates and the lessor has options to put the vessels on the Company at the end of the lease terms for all of these nine vessels. The total amount that the Company would be required to pay under these put options with respect to the operating lease is $9.0 million.

    At December 31, 2005 Chevron Transport Corporation charters four vessels on long-term bareboat charters recorded as investments in finance leases. Chevron holds options to purchase each vessel for $1 on April 1, 2015 provided no earlier optional termination of the bareboat charter has occurred. Notice has been received on the termination of one of these charters. Details of Chevron's optional termination dates for the charters are contained in Note 15.

    At December 31, 2005 the Company had two contracts for the construction of two VLCC newbuildings, scheduled for delivery in 2006. At December 31, 2005, the Company is committed to make further instalments of $142.7 million.

28.  SUPPLEMENTAL INFORMATION

    Non-cash investing and financing activities included the following:

    (in thousands of $)                              2005        2004     2003
    Sales of vessels:
    Proceeds received in the form of shares            -          -      14,160

    Sale and leaseback of vessels:
    Additions to vessels under capital leases,         -          -     218,844
    net
    Incurrence of obligations under capital            -          -   (218,844)
    leases

    Exchange of interests in associated
    companies:
    Additions to investments in associated             -     96,072       9,902
    companies
    Disposals of investments in associated             -   (96,072)     (9,902)
    companies

    Acquisition of subsidiaries and businesses:
    Assets acquired                                    -          -      75,949
    Liabilities assumed and incurred                   -          -      53,470

    Exercise of employee share options:
    Non-cash proceeds recorded for issuance of         -      7,585       2,685
    shares

    Stock dividends:
    Spin-off of Golden Ocean                           -    102,335           -
    Spin-off of Ship Finance                     211,881    287,995           -

    Purchase of marketable securities:
    Forward contract                              70,850     25,084           -

    Purchase of vessels
    Additions to vessels purchased from related   85,363
    party
    Equity contribution from related party      (85,363)


29.  DISCONTINUED OPERATIONS

    During the years ended December 31, 2005 and 2004, the Company disposed of portions of its dry bulk operations. In 2005, the Company's last remaining dry bulk vessel was sold and in 2004, dry bulks were disposed of in connection with the spin off of Golden Ocean. The portions disposed of have been recorded as discontinued operations in accordance with the requirements of FAS 144 as the operations and cash flows of the operations have been eliminated from the ongoing operations of the Company as a result of the disposal. The Company will not have any significant continuing involvement in these dry bulk operations in the future. As a result, the statement of operations for the years ended December 31, 2004 and 2003 have been restated to report the results of the dry bulk interests disposed of under the caption "discontinued operations". These activities have previously been reported in the dry bulk carriers segment (See Note 5).

    The following table presents the information required by FAS 144 in respect of discontinued operations:

    (in thousands of $)                                 2005       2004    2003
    Carrying amount of assets disposed of             12,875     72,592       -
    Carrying amount of debt or lease retired          11,246     48,950       -

    Amounts recorded in discontinued operations:
    Operating revenues                                 1,324     32,594  17,454
    Net income before cumulative effect of change in 8,785 117,619 3,612 accounting principle
    Gain on disposal                                   5,533     99,505       -

    The gain on disposal of $99.5 million in 2004 comprises of $84.6 million from the distribution of 170,558,775 shares of Golden Ocean (equivalent of 76.0% of outstanding shares) and $14.9 million from the sale of 30 million shares (equivalent of 13.4% of outstanding shares) which were sold on behalf of certain of the Company's U.S. shareholders who were excluded from the distribution of shares as discussed in Note 1.

    The fair value of the spin off of Golden Ocean was determined to be $0.60 per Golden Ocean share (equivalent to NOK 3.71) by reference to the quoted share price of Golden Ocean on the Oslo Stock Exchange. In each of the first five days of trading on the Oslo Stock Exchange, the Company sold six million Golden Ocean shares in order to fund the cash portion of the distribution.

    The Company has used NOK 3.71 (US$0.60) as the per share fair value in calculating the gain on the distribution of shares and cash. The $84.6 million gain on the distribution of shares and cash has been calculated as the difference between the fair value of the shares distributed of $102.3 million and their book value of $17.7 million. The $14.9 million gain on the sale of shares is calculated as the difference between the sale proceeds of $18.0 million and the book value of the shares of $3.1 million.

    As at December 31, 2004, the Company held 23,918,832 Golden Ocean shares representing 10.6% of the shares outstanding. These were reported under Marketable Securities (see Note 9) and in February 2005, the Company sold these shares for a net gain of $12.8 million, of which $11.8 million has been classified as discontinued operations representing the difference between the cost of the shares sold and the fair value of the shares at the date of the spin off of Golden Ocean.

    In 2005 the Company also recognised an expense in discontinued operations of $10.2 million in connection with its guarantee of profit sharing payments for the vessel Channel Alliance.

30.  POOL REVENUES

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

                                                   2005       2004        2003
    Pool earnings allocated on gross basis      118,236     78,430      45,749
    Pool earnings allocated on net basis         35,505    117,179      65,799
    ---------------------------------------------------- ---------- -----------
    Total pool earnings                         153,741    195,609     111,548
    ==================================================== ========== ===========

31.  GAIN ON ISSUANCE OF SHARES BY ASSOCIATE

    As discussed in Note 15, the Company has a 24.49% investment in IMAREX. IMAREX is an authorised marketplace for the trading of freight derivatives in the global oil and dry cargo shipping markets and was established in early 2000.

    On March 31, 2005, IMAREX announced that it had successfully concluded a share issue prior to its listing on the Oslo Stock Exchange. A total of 432,098 shares were sold for a price of NOK 81 per share (par value NOK 1) raising a total of NOK 35 million. The Company did not participate in this share issue and as a result, its holding changed from 26.56% to 24.84%. On July 14, 2005, IMAREX issued 98,750 shares pursuant to their employee share option scheme and as a result, the Company's holding changed to 24.49%. A gain of $1.1 million has been recorded in the statement of operations as a result of these share issues by IMAREX.

32.  SUBSEQUENT EVENTS

    In January 2006, the Company sold the vessel Navix Astral to its bareboat charterer pursuant to a charterer's purchase option that was exercised in November 2005.

    On February 17, 2006, the Company's Board of Directors declared a cash dividend of $1.50 per share which was paid on March 20, 2006.

    On February 17, 2006, the Company's Board of Directors declared the distribution of approximately 5% of its holding of Ship Finance shares with the distribution being made on March 20, 2006.

    In February 2006, the Company ordered two 297,000 dwt VLCCs for delivery in 2009 with an option for another two VLCCs for delivery in 2009 and 2010. In June the Company declared and sold these two newbuilding options.

    In February 2006, the Company entered into a total return bond swap line with Fortis Bank for a term of twelve months. This swap will facilitate the buyback of Ship Finance's 8.5% senior notes in the amount of $50 million.

     In March 2006, the Company sold the vessel Golden Stream to an unrelated third party.

     In March 2006, the Company acquired the vessel Gerrita which has been renamed Front Puffin.

    In April 2006, the Company entered into an agreement with Horizon Lines Inc. (NYSE:HRZ) in which the Company will acquire five newbuilding containerships, each with a carrying capacity of 2,824 TEUs being built at Hyundai Mipo Yard in Korea

    On April 1, 2006, the Suezmax Virgo Voyager was redelivered by its existing long term bareboat charterer pursuant to a termination option that was exercised in April 2005 and a termination fee of $5.05 million was received by the Company.

    On May 26, 2006, the Company's Board of Directors declared a dividend of $1.50 per share to be paid on or about June 26, 2006.

    In June 2006 the Company ordered an additional two VLCCs for delivery in 2010 with an option for another two VLCCs for delivery between 2010 and 2011.


SK 02089 0009 682923