Form 20-F
period 2006-12-30
FRONTLINE LTD /
filed 2007-07-02
CIK 913290

UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC. 20549

                                    FORM 20-F
 (Mark One)

[ ]          REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR
[X]               ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended         December 31, 2006

                                       OR

[ ]             TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

      For the transition period from _________________ to _________________

                                       OR
[ ]  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

Date of event requiring this shell company report
                                                 -------------------------------

For the transition period from
                              --------------------------------------------------

Commission file number        001-16601
                              --------------------------------------------------

                                  Frontline Ltd
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                                  Frontline Ltd
--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)

                                    Bermuda
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda

                    (Address of principal executive offices)

Securities registered or to be registered pursuant to section 12(b) of the Act

      Title of each class              Name of each exchange on which registered
Ordinary Shares, $2.50 Par Value               New York Stock Exchange
----------------------------------    ------------------------------------------

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

                                 Yes |X| No |_|

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

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

Large accelerated filer |X|   Accelerated filer |_|    Non-accelerated filer |_|

Indicate by check mark which financial statement item the registrant has elected to follow.

                             Item 17 | | Item 18 |X|

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                                 Yes |_| No |X|

                          INDEX TO REPORT ON FORM 20-F

                                                                            PAGE
PART I
------
Item 1.      Identity of Directors, Senior Management and Advisers ........    1
Item 2.      Offer Statistics and Expected Timetable ......................    1
Item 3.      Key Information...............................................    1
Item 4.      Information on the Company....................................   13
Item 4A.     Unresolved Staff Comments.....................................   31
Item 5.      Operating and Financial Review and Prospects..................   31
Item 6.      Directors, Senior Management and Employees....................   51
Item 7.      Major Shareholders and Related Party Transactions.............   53
Item 8.      Financial Information.........................................   55
Item 9.      The Offer and Listing.........................................   56
Item 10.     Additional Information........................................   57
Item 11.     Quantitative and Qualitative Disclosures about Market Risk....   71
Item 12.     Description of Securities other than Equity Securities........   71

PART II
-------
Item 13.     Defaults, Dividend Arrearages and Delinquencies...............   72
Item 14.     Material Modifications to the Rights of Security Holders
             and Use of Proceeds...........................................   72
Item 15.     Controls and Procedures.......................................   72
Item 16.     Reserved......................................................   73
Item 16A.    Audit Committee Financial Expert..............................   73
Item 16B.    Code of Ethics................................................   73
Item 16C.    Principal Accountant Fees and Services........................   73
Item 16D.    Exemptions from the Listing Standards for Audit Committees....   74
Item 16E.    Purchases of Equity Securities by the Issuer
             and Affiliated Purchasers.....................................   74

PART III
--------
Item 17.     Financial Statements..........................................   75
Item 18.     Financial Statements..........................................   75
Item 19.     Exhibits......................................................   75

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

In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, including changes in demand resulting from changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

Throughout this report, the "Company," "we," "us" and "our" all refer to Frontline Ltd. and its subsidiaries. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. The Company operates tankers of two sizes: very large crude carriers, or VLCCs, which are between 200,000 and 320,000 deadweight tons, or dwt, and Suezmaxes, which are vessels between 120,000 and 170,000 dwt. We also operate oil/bulk/ore or OBO carriers which can be used to carry oil or dry cargo on any voyage. Unless otherwise indicated, all references to "USD,""US$" and "$" in this report are U.S. dollars.

A. SELECTED FINANCIAL DATA

The selected income statement data of the Company with respect to the fiscal years ended December 31, 2006, 2005 and 2004 and the selected balance sheet data of the Company with respect to the fiscal years ended December 31, 2006 and 2005 have been derived from the Company's Consolidated Financial Statements included in Item 18 of this annual report, prepared in accordance with United States generally accepted accounting principles. The selected income statement data with respect to the fiscal years ended December 31, 2003 and 2002 and the selected balance sheet data with respect to the fiscal years ended December 31, 2004, 2003 and 2002 have been derived from consolidated financial statements of the Company not included herein. The income statement data for the years ended December 31, 2004, 2003 and 2002 has been restated to reflect discontinued operations as a result of the sale of the Company's last remaining drybulk carrier in 2005. The income statement and balance sheet data as at and for the years ended December 31, 2005, 2004 and 2003 has been restated to change from consolidation accounting to equity method accounting for four subsidiaries acquired in 2003. During 2006, the Company revisited its analysis of the accounting for these subsidiaries and determined that it was not the primary beneficiary of these entities under FASB Interpretation No. 46 (revised December
2003) Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 and therefore has accounted for these subsidiaries using the equity method. As the consolidation and equity accounting models result in the same net income, there has been no change in opening equity or earnings per share data as a result of this restatement. The following table should be read in conjunction with Item 5. "Operating and Financial Review and Prospects" and the Company's Consolidated Financial Statements and Notes thereto included herein.


                                                                  Fiscal year ended December 31,
                                                  2006           2005           2004          2003              2002
                                                              (restated)     (restated)    (restated)
                                              ----------------------------------------------------------------------
(in thousands of $, except ordinary shares, per ordinary share data and ratios)
Income Statement Data:
Total operating revenues (1)                   1,583,863      1,504,516      1,842,923      1,159,439         543,637
Total operating expenses(1)                      856,939        717,054        737,389        683,515         450,371
Net operating income                             822,579        863,543      1,125,108        480,984          92,038
Net income from continuing operations
before income taxes, minority interest and
cumulative effect of change in accounting
principle                                        674,844        766,389        970,936        439,518          11,188
Net income from continuing operations
before cumulative effect of
change in accounting principle                   516,000        598,054        905,763        439,515          11,210
Discontinued operations (2)                            -          8,785        117,619          3,612          (5,967)
Cumulative effect of change in accounting
principle (3)                                          -              -              -        (33,767)        (14,142)
Net income (loss)                                516,000        606,839      1,023,382        409,360          (8,899)
Earnings from continuing operations
before cumulative effect of change in
accounting principle per ordinary share
- basic                                            $6.90          $7.99         $12.21          $5.87           $0.15
- diluted                                          $6.90          $7.99         $12.21          $5.86           $0.15
Net income (loss) per ordinary share
- basic                                            $6.90          $8.11         $13.79          $5.47          $(0.12)
- diluted                                          $6.90          $8.11         $13.79          $5.45          $(0.12)
Cash dividends declared per share                  $7.00         $10.10         $13.60          $4.55           $0.25

Balance Sheet Data (at end of year):
Cash and cash equivalents                        197,181         92,782         96,879        112,000          92,078
Newbuildings and vessel purchase options         166,851         15,927         24,231          8,370          27,405
Vessels and equipment, net                     2,446,278      2,584,847      2,254,361      2,165,239       2,373,329
Vessels under capital lease, net                 626,374        672,608        718,842        765,126         264,902
Investments in associated companies               17,825         15,783         28,881        179,416         119,329
Total assets                                   4,589,937      4,454,817      4,211,160      4,319,345       3,034,743
Short-term debt and current portion of
long-term debt                                   281,409        228,135        137,332        174,826         167,807
Current portion of obligations under
capital lease                                     28,857         25,142         21,498         20,138          13,164
Long-term debt                                 2,181,885      2,101,061      1,879,598      1,966,471       1,277,665
Obligations under capital lease                  723,073        706,279        732,153        753,823         259,527
Share capital                                    187,063        187,063        187,063        184,120         191,166
Stockholders' equity                             668,560        715,166        917,968      1,255,417       1,226,973
Ordinary shares outstanding                   74,825,169     74,825,169     74,825,169     73,647,930      76,466,566
Weighted average ordinary shares
outstanding                                   74,825,169     74,825,169     74,192,939     74,901,900      76,456,340

Other Financial Data:
Equity to assets ratio (percentage) (4)             14.6%          16.1%          21.8%          29.1%           40.4%
Debt to equity ratio (5)                             4.8            4.3            3.2            2.3             1.4
Price earnings ratio (6)                             4.6            4.7            3.2            4.7             neg
Time charter equivalent revenue (7)            1,172,566      1,163,418      1,477,537        832,950         406,068

Notes:

1. Previously we have reported net operating revenues in our income statement data. Effective December 31, 2003 we have reclassified voyage expenses and commission as a component of total operating expenses and now report total operating revenues and total operating expenses.

2. During the years ended December 31, 2005, 2004 and 2002 the Company disposed of portions of its dry-bulk operations which have been recorded as discontinued operations in the years ended December 31, 2005, 2004, 2003 and 2002. These operations were acquired in 2000.

3. In 2003, the Company adopted FIN 46R "Consolidation of Variable Interest Entities" and recorded a charge of $33.7 million as a result of this change in accounting principle. On January 1, 2002, the Company adopted FAS 142 "Goodwill and Other Intangible Assets" and subsequently wrote off goodwill of $14.1 million.

4. Equity to assets ratio is calculated as total stockholders' equity divided by total assets.

5. Debt to equity ratio is calculated as total interest bearing current and long-term liabilities, including obligations under capital leases, divided by stockholders' equity.

6. Price earnings ratio is calculated using the closing year end share price divided by basic earnings per share.

7. A reconciliation of time charter equivalent revenues to total operating revenues as reflected in the consolidated statements of operations is as follows:

                                      2006          2005          2004         2003           2002
                                  ------------------------------------------------------------------
(in thousands of $)
Total operating revenues           1,583,863     1,504,516     1,842,923     1,159,439       543,637
Less:
Other revenue                        (14,721)       (3,877)       (3,777)       (3,111)       (2,639)
Voyage expense                      (396,576)     (337,221)     (361,609)     (323,378)     (134,930)
                                  ------------------------------------------------------------------
Time charter equivalent revenue    1,172,566     1,163,418     1,477,537       832,950       406,068
                                  ------------------------------------------------------------------

Our vessels are operated under time charters, bareboat charters, voyage charters, pool arrangements and contracts of affreightment, or COAs. Under a time charter, the charterer pays substantially all of the vessel voyage costs which are primarily fuel and port charges. Under a bareboat charter the charterer pays substantially all of the vessel voyage and operating costs. Under a voyage charter, the vessel owner pays such costs. Under contracts of affreightment, the owner carries an agreed upon quantity of cargo over a specified route and time period. Accordingly, charter income from a voyage charter would be greater than that from an equally profitable time charter to take account of the owner's payment of vessel voyage costs, and charter income from a bareboat charter would be lower than that from an equally profitable time charter, to take account of the charterer's payment of vessel operating costs. In order to compare vessels trading under different types of charters, it is standard industry practice to measure the revenue performance of a vessel in terms of time charter equivalent revenue, or TCE. Total TCE is the sum of time charter, voyage charter and bareboat charter revenues, less voyage expenses. Total TCE, which is not covered by generally accepted accounting principles, or GAAP, provides more meaningful information to us than total operating revenues, the most directly comparable GAAP measure. Average daily TCEs are also widely used by investors and analysts in the tanker shipping industry for comparing financial performance between companies and to industry averages. In order to calculate the daily TCE figures disclosed in ITEM 5, TCEs for bareboat charters include an allowance for estimated operating costs that would be paid by us under an equivalently profitable time charter. Other companies may calculate TCE using a different method.

B. CAPITALIZATION AND INDEBTEDNESS

Not Applicable

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable

D. RISK FACTORS

We are engaged primarily in transporting crude oil and oil products. The following summarizes some of the risks that may materially affect our business, financial condition or results of operations.

                          Risks Related to Our Industry

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

The factors that influence the supply of tanker capacity include:

     o    the number of newbuilding deliveries;
     o    the scrapping rate of older vessels;
     o    vessel casualties;
     o    price of steel;
     o    potential conversion of vessels to alternative use;
     o    the number of vessels that are out of service; and
     o changes in environmental and other regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage.

The international tanker industry has experienced historically high charter rates and vessel values in the recent past and there can be no assurance that these historically high charter rates and vessel values will be sustained

Charter rates in the tanker industry are volatile. We anticipate that future demand for our vessels, and in turn our future charter rates, will be dependent upon continued economic growth in the world's economy as well as seasonal and regional changes in demand and changes in the capacity of the world's fleet. We believe that these charter rates are the result of continued economic growth in the world economy that exceeds growth in global vessel capacity. There can be no assurance that economic growth will not stagnate or decline leading to a decrease in vessel values and charter rates. A decline in charter rates could have a material adverse effect on our business, financial condition, results of operation and ability to pay dividends.

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

Any decrease in shipments of crude oil from the above mentioned geographical areas would have a material adverse effect on our financial performance. Among the factors which could lead to such a decrease are:

     o    increased crude oil production from other areas;
     o increased refining capacity in the Arabian Gulf, West Africa or the FSU;
     o increased use of existing and future crude oil pipelines in the Arabian Gulf, West Africa and FSU;
     o a decision by Arabian Gulf, West African and FSU oil-producing nations to increase their crude oil prices or to further decrease or limit their crude oil production;
     o armed conflict in the Arabian Gulf and West Africa and political or other factors; and
     o the development and the relative costs of nuclear power, natural gas, coal and other alternative sources of energy.

An increase in the supply of vessel capacity without an increase in demand for vessel capacity would likely cause charter rates and vessel values to decline, which could have a material adverse effect on our results of operations and financial condition

The supply of vessels generally increases with deliveries of new vessels and decreases with the scrapping of older vessels, conversion of vessels to other uses, such as floating production and storage facilities, and loss of tonnage as a result of casualties. Currently there is significant new building activity with respect to virtually all sizes and classes of vessels. If the amount of tonnage delivered exceeds the number of vessels being scrapped, vessel capacity will increase. If the supply of vessel capacity increases and the demand for vessel capacity does not, the charter rates paid for our vessels as well as the value of our vessels could materially decline. Such a decline in charter rates and vessel values would likely have a material adverse effect on our revenues and profitability.

Risks involved with operating ocean-going vessels could affect our business and reputation, which could have a material adverse effect on our results of operations and financial condition

The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:

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

Maritime claimants could arrest our tankers, which could have a material adverse effect on our results of operations and financial condition

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

Governments could requisition our vessels during a period of war or emergency, which could have a material adverse effect on our results of operations and financial condition

A government could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes her owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels would negatively impact our revenues.

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

                          Risks Related to Our Business

We are highly dependent on spot oil voyage charters. Any decrease in spot charter rates in the future may adversely affect our earnings

A significant portion of our vessels currently operate on a spot charter basis or under contracts of affreightment under which we carry an agreed upon quantity of cargo over a specified route and time period. Although spot chartering is common in the tanker industry, the spot charter market is highly competitive and spot charter rates may fluctuate significantly based upon tanker and oil supply and demand. The successful operation of our vessels in the spot charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent travelling unladen to pick up cargo. We cannot assure you that future spot charters will be available at rates sufficient to enable our vessels trading in the spot market to operate profitably. In addition, bunkering, or fuel, charges that account for a substantial portion of the operating costs, and generally reflect prevailing oil prices, are subject to sharp fluctuations.

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

As at December 31, 2006, we charter 45 vessels from Ship Finance International Limited at fixed rates on long-term charters. In addition, we charter 14 vessels under medium term charters from third parties. We are obliged to make fixed rate hire payments even though our income may decrease to levels that make these charters unprofitable

The long term time charters to us from Ship Finance International Limited, which we refer to as Ship Finance, extend for various periods depending on the age of the vessels, ranging from approximately five to 21 years. With certain exceptions as discussed below in Item 10C. "Material Contracts- Charter Ancillary Agreement" the daily base charter rates, which are payable by us range from $25,575 in 2006 to $24,175 from 2011 and beyond for very large crude carriers, or VLCCs, and $21,100 in 2006 to $19,700 from 2011 and beyond for Suezmaxes. The third party medium term charters to us extend from five to nine years. Daily base charter rates payable by us under these charters range from $20,995 to $25,615 in 2007 to $22,310 in 2015 for Suezmaxes and from
$29,580 to $31,200 in 2007 to $29,140 to $30,915 in 2015 for VLCCs.

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

If we sell a vessel at a time when ship prices have fallen, the sale may be at less than the vessel's carrying amount on our financial statements, with the result that we could incur a loss and a reduction in earnings. In addition, if we determine at any time that a vessel's future limited useful life and earnings require us to impair its value on our financial statements, that could result in a charge against our earnings and a reduction of our shareholders' equity. It is possible that the market value of our vessels will decline in the future.

An acceleration of the current prohibition to trade deadlines for our non-double hull tankers could adversely affect our operations

Our tanker fleet includes nine non-double hull tankers. The United States, the European Union and the International Maritime Organization, or the IMO, have all imposed limits or prohibitions on the use of these types of tankers in specified markets after certain target dates, depending on certain factors such as the size of the vessel and the type of cargo. In the case of our non-double hull tankers, these phase out dates range from 2010 to 2015. In 2005, the Marine Environmental Protection Committee of the IMO has amended the International Convention for the Prevention of Pollution from Ships to accelerate the phase out of certain categories of single hull tankers, including the types of vessels in our fleet, from 2015 to 2010 unless the relevant flag states extend the date. This change could result in a number of our vessels being unable to trade in many markets after 2010. The phase out of single hull tankers may therefore reduce the demand for single hull tankers, and force the remaining single hull tankers into employment on less desirable trading routes and increase the number of tankers trading on those routes. As a result, single hull tankers may be chartered less frequently and at lower rates. Moreover, additional regulations may be adopted in the future that could further adversely affect the useful lives of our non-double hull tankers, as well as our ability to generate income from them.

Safety, environmental and other governmental and other requirements expose us to liability, and compliance with current and future regulations could require significant additional expenditures, which could have a material adverse affect on our business and financial results

Our operations are affected by extensive and changing international, national, state and local laws, regulations, treaties, conventions and standards in force in international waters, the jurisdictions in which our tankers and other vessels operate and the country or countries in which such vessels are registered, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, and water discharges and ballast water management. These regulations include the U.S. Oil Pollution Act of 1990, or OPA, the International Convention on Civil Liability for Oil Pollution Damage of 1969, International Convention for the Prevention of Pollution from Ships, the IMO International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Convention on Load Lines of 1966 and the U.S. Marine Transportation Security Act of 2002. In addition, vessel classification societies also impose significant safety and other requirements on our vessels. In complying with current and future environmental requirements, vessel owners and operators may also incur significant additional costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether.

Many of these requirements are designed to reduce the risk of oil spills and other pollution, and our compliance with these requirements can be costly. These requirements can also affect the resale value or useful lives of our vessels, require a reduction in cargo-capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in, certain ports.

Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, natural resource damages and third-party claims for personal injury or property damages, in the event that there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our current or historic operations. We could also incur substantial penalties, fines and other civil or criminal sanctions, including in certain instances seizure or detention of our vessels, as a result of violations of or liabilities under environmental laws, regulations and other requirements.

For example, OPA affects all vessel owners shipping oil to, from or within the United States. OPA allows for potentially unlimited liability without regard to fault for owners, operators and bareboat charterers of vessels for oil pollution in United States waters. Similarly, the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, which has been adopted by most countries outside of the United States., imposes liability for oil pollution in international waters. OPA expressly permits individual states to impose their own liability regimes with regard to hazardous materials and oil pollution incidents occurring within their boundaries. Coastal states in the United States have enacted pollution prevention liability and response laws, many providing for unlimited liability.

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

Our revenues may be adversely affected if we do not successfully employ our tankers

As of May 31, 2007, 31 of our vessels are contractually committed to time or bareboat charters, with the contracts expiring in 2007 for two vessels, on dates between 2008 and 2013 for 20 vessels and on dates beyond 2013 for the remaining 9 vessels. In addition, we have six vessels contractually committed to time charters based on spot market rates rather than fixed income. Although time charters generally provide reliable revenues, they also limit the portion of our fleet available for spot market voyages during an upswing in the tanker industry cycle, when spot market voyages might be more profitable.

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

Our debt service obligations could affect our ability to incur additional indebtedness or engage in certain transactions

Our existing financing agreements impose operational and financing restrictions on us which may significantly limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into time or consecutive voyage charters or pay dividends without the consent of our lenders. In addition, our lenders may accelerate the maturity of indebtedness under our financing agreements and foreclose on the collateral securing the indebtedness upon the occurrence of certain events of default, including our failure to comply with any of the covenants contained in our financing agreements, not rectified within the permitted time. For instance, declining vessel values could lead to a breach of covenants under our financing agreements. If we are unable to pledge additional collateral or obtain waivers from our lenders, our lenders could accelerate our debt and foreclose on our vessels. In addition, if the lenders accelerate the debt outstanding under one facility in default, it could result in a default on our other facilities.

An increase in interest rates could adversely affect our financial performance

At December 31, 2006 we had total interest bearing debt outstanding of $2,463.3 million, of which $1,602.9 million is floating rate debt. We use interest rate swaps to manage interest rate risk. As at December 31, 2006, our interest rate swap arrangements effectively fix the Company's interest rate exposure on $738.7 million of floating rate debt. Our maximum exposure to interest rate fluctuations is $864.2 million at December 31, 2006. If interest rates rise significantly, our results of operations could be adversely affected.

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

We may not be exempt from U.S. taxation on our U.S. source shipping income, which would reduce our net income and cash flow by the amount of the applicable tax

Under the United States Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States, is characterized as United States source shipping income and such income is subject to a 4% United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption under Section 883 of the Code.

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

Our Liberian subsidiaries may not be exempt from Liberian taxation, which would materially reduce our Liberian subsidiaries', and consequently our, net income and cash flow by the amount of the applicable tax.

The Republic of Liberia enacted an income tax law generally effective as of January 1, 2001, ("the New Act"), which repealed, in its entirety, the prior income tax law in effect since 1977, pursuant to which our Liberian subsidiaries, as non-resident domestic corporations, were wholly exempt from Liberian tax.

In 2004, the Liberian Ministry of Finance issued regulations, ("the New Regulations"), pursuant to which a non-resident domestic corporation engaged in international shipping, such as our Liberian subsidiaries, will not be subject to tax under the New Act retroactive to January 1, 2001. In addition, the Liberian Ministry of Justice issued an opinion that the New Regulations were a valid exercise of the regulatory authority of the Ministry of Finance. Therefore, assuming that the New Regulations are valid, our Liberian subsidiaries will be wholly exempt from tax as under prior law.

If our Liberian subsidiaries were subject to Liberian income tax under the New Act, our Liberian subsidiaries would be subject to tax at a rate of 35% on their worldwide income. As a result, their, and subsequently our, net income and cash flow would be materially reduced by the amount of the applicable tax. In addition, we, as a shareholder of the Liberian subsidiaries, would be subject to Liberian withholding tax on dividends paid by the Liberian subsidiaries at rates ranging from 15% to 20%.

                       Risks Related to Our Ordinary Shares

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

Because our offices and most of our assets are outside the United States, you may not be able to bring suit against us, or enforce a judgement obtained against us in the United States

Our executive offices, administrative activities and assets are located outside the United States. As a result, it may be more difficult for investors to effect service of process within the United States upon us, or to enforce both in the United States and outside the United States judgments against us in any action, including actions predicated upon the civil liability provisions of the federal securities laws of the United States.

Investor confidence and the market price of our common stock may be adversely impacted if we are unable to comply with Section 404 of the Sarbanes-Oxley Act of 2002

We are subject to Section 404 of the Sarbanes-Oxley Act of 2002, which requires us to include in our annual report on Form 20-F our management's report on, and assessment of the effectiveness of, our internal controls over financial reporting. In addition, our independent registered public accounting firm is required to attest to and report on management's assessment of the effectiveness of our internal controls over financial reporting. These requirements first apply to this annual report. If we fail to achieve and maintain the adequacy of our internal controls over financial reporting, we will not be in compliance with all of the requirements imposed by Section 404. Any failure to comply with
Section 404 could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which ultimately could harm our business and could negatively impact the market price of our common stock. We believe that future ongoing costs of complying with these requirements may be substantial.

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

We are engaged primarily in the ownership and operation of oil tankers, including oil/bulk/ore, or OBO carriers. We operate tankers of two sizes: VLCCs, which are between 200,000 and 320,000 dwt, and Suezmaxes, which are vessels between 120,000 and 170,000 dwt. We operate through subsidiaries and partnerships located in the Bahamas, Bermuda, the Cayman Islands, the Isle of Man, Liberia, Norway, Marshall Islands, Cyprus, the United Kingdom, Malta, Hong Kong and Singapore. We are also involved in the charter, purchase and sale of vessels. Since 1996, we have emerged as a leading tanker company within the VLCC and Suezmax size sectors of the market.

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

Vessel Acquisitions, Disposals and Other Significant Transactions

In February 2004, through a reorganization of joint ventures, we exchanged our 50.1% interests in three double-hull VLCCs for the remaining 49.9% interests in three double-hull VLCCs of which we already owned 50.1%. We accounted for these exchanges as non-cash exchanges of assets at book value. We received a net cash settlement of $2.3 million as a result of equalization of the values of the assets exchanged and recorded a gain of $0.2 million on the transactions.

We also acquired five single-hull Suezmax tankers in 2004 for a total cost of $125.1 million. The vessel Golden Fountain was sold for gross proceeds of $61.0 million, realizing a gain of $19.7 million. The spin-off of our wholly owned subsidiary Golden Ocean Group Limited, which we refer to as Golden Ocean, resulted in the disposal of two dry bulk carriers in 2004.

In 2005, we acquired seven VLCC tankers for a total cost of $460.0 million and two containerships for a total cost of $98.6 million. We sold five Suezmax tankers for total proceeds of $231.3 million. We also sold one VLCC for total proceeds of $40.5 million. We also sold our last dry bulk carrier the Cos Hero for total proceeds of $20.7 million.

We entered into the following acquisitions and dispositions in 2006:

     o In February and March 2006, we entered into shipbuilding contracts with the Jiangnan Shipyard for the construction and acquisition of four VLCC newbuilding vessels. In June 2006, we sold two of these newbuilding contracts for a net gain of $9.8 million. Subsequent to this sale, we entered into two further shipbuilding contracts with the Jiangnan Shipyard for the construction and acquisition of two VLCC newbuildings and an option for an additional two VLCC newbuildings.

     o In September 2006, we exercised two options for VLCC newbuilding contracts with Jiangnan Shipyard and simultaneously sold these newbuilding contracts to a third party for a net gain of $6.2 million.

     o In March 2006, we acquired the Aframax tanker "Gerrita" (renamed "Front Puffin") for a purchase price of $35.9 million. This vessel was converted to a Floating, Production, Storage and Offloading vessel, or FPSO. It was sold as part of the spin off of the Sea Production group (see below).

     o In March 2006, we sold the VLCC Golden Stream for gross sale proceeds of $53.1 million.

     o In June 2006, a subsidiary of Ship Finance bought a jack up rig for a cost of $210.0 million.

     o In September 2006, we sold the VLCC Front Beijing, which we had taken delivery of in July, for gross sale proceeds of $141.5 million.

     o In September 2006, a subsidiary of Ship Finance purchased a Panamax vessel, Front Shadow, for a cost of $28.4 million.

     o In September 2006, a subsidiary of Ship Finance announced the sale of the VLCC Front Tobago to a third party for gross proceeds of $45.0 million. Frontline received a compensation payment from Ship Finance on termination of the charter.

     o In September 2006, we took delivery of the VLCC Front Shanghai at a cost of approximately $81.0 million.

     o In July 2006, we entered into shipbuilding contracts with Jiangsu Rongsheng Heavy Industries Group Co Ltd, or Rongsheng, in China for the delivery of two 156,000 dwt Suezmax newbuildings and simultaneously entered into options for four further similar Suezmax newbuilding contracts.

     o In August 2006, we exercised options for four 156,000 dwt Suezmax newbuilding contracts at Rongsheng and sold two of these Suezmax newbuilding contracts to Ship Finance.

We have also entered into a number of acquisitions and dispositions in 2007:

     o In January 2007, Ship Finance sold its single hull Suezmax tanker Front Transporter to an unrelated third party for a gross sales price of $38.0 million. We received a compensation payment of $14.8 million from Ship Finance on termination of the charter. The vessel was delivered to her new owner in March 2007.

     o In March 2007, the single hull VLCC Front Vanadis was sold to an unrelated third party and delivery took place in May 2007. Upon delivery, the long term charter party between Frontline and Ship Finance was terminated, and Frontline received a compensation payment in the amount of $13.2 million for the early termination of the charter party, which will be recorded in the second quarter of 2007.

     o In June 2007, we announced the sale of the single hull Suezmax tanker Front Horizon for net sale proceeds of $28.0 million. Delivery to the buyers is expected to be in the period July to August 2007. The buyer of the vessel is a joint venture in which our Chairman, John Fredriksen has an indirect interest in one of the joint venture partners. The vessel will stop active trading and is intended to be used for other purposes.

     o In March and April 2007, we exercised options with Rongsheng for four Suezmax newbuilding contracts.

At the end of May 2007, we had newbuilding contracts for four VLCCs and eight Suezmaxes with expected deliveries in the period from the third quarter of 2008 through the fourth quarter of 2010. We paid $68.9 million in newbuilding instalments for these contracts in 2006, $27.9 million for these contracts in 2007 and we have future commitments of $885 million.

Establishment of Sealift Ltd

In January 2007, we established a separate entity to develop our heavy lift activity named Sealift Ltd, or Sealift. Sealift completed a private placement of $180.0 million in equity and its shares have been listed on the Norwegian over-the-counter (OTC) market since January 2007. We invested $60.0 million in the company and following the initial private placement in January we became a 33% shareholder. Sealift acquired four single-hull Suezmax vessels from Frontline for $100 million each which Frontline has the obligation to convert from Suezmax vessels to heavy lift vessels. Our current remaining commitment for these conversions is $118.8 million. Sealift also acquired two Suezmax vessels from Frontline for $38 million each and option contracts with a shipyard to convert these two additional Suezmax vessels into heavy lift vessels. The total consideration for all six vessels acquired by Sealift is $476 million, of which $396 million has been received in cash and $80 million will be settled by way of non-interest bearing Seller's Credit. Forty million of the Seller's Credit is payable on delivery of each of the final two converted vessels. Five of the vessels sold to Sealift were first acquired from Ship Finance. One converted heavy lift vessel was delivered in May 2007. The agreed delivery dates for the three remaining converted heavy lift vessels are from September 2007 to May 2008. If Frontline's delivery of a converted vessel to Sealift is delayed more than six months beyond the agreed delivery date for the vessel, Sealift has the option to cancel its purchase of the vessel. The expected profit of $155 million from the sale of vessels to Sealift is likely to be recognized over the course of the conversions and is dependant on the cost of the conversions. Two of these vessels are currently chartered back to Frontline until conversion commences on a bareboat rate of $15,000 per day and two of the vessels on a bareboat rate of $12,500 per day.

In May 2007, Sealift completed the combination of its businesses with the Dockwise group of companies. Frontline is the second largest shareholder in the combined group with an ownership interest of 17.1%.

Spin-Off of Ship Finance

In October 2003, we formed Ship Finance as our wholly-owned subsidiary for the purpose of acquiring certain of our shipping assets. In December 2003, Ship Finance issued $580.0 million of 8.5% Senior Notes due 2013, which we refer to as the Notes. In the first quarter of 2004, Ship Finance used the proceeds of the Notes, together with a refinancing of existing debt, to fund the acquisition from us of a fleet of 46 crude oil tankers and an option to purchase one additional tanker from a third party. We have chartered each of the vessels back from Ship Finance for most of their remaining lives through our wholly owned subsidiary Frontline Shipping Limited which we refer to as Frontline Shipping. We also entered into fixed rate management and administrative services agreements with Ship Finance to provide for the operation and maintenance of the Company's vessels and administrative support services. The charters and the management agreements were each given economic effect as of January 1, 2004.

In May 2004, we announced the distribution of 25% of Ship Finance's ordinary shares to our ordinary shareholders in a partial spin off. In June 2004, each Frontline shareholder received one share of Ship Finance for every four Frontline shares held. In June 2004, the Ship Finance common shares commenced trading on the New York Stock Exchange under the ticker symbol "SFL". Two further dividends of shares of Ship Finance were distributed in 2004. In September 2004, every Frontline shareholder received one share of Ship Finance for every 10 shares of ours that they held and in December 2004, every Frontline shareholder received two shares of Ship Finance for every 15 shares of ours that they held. At December 31, 2004, our remaining shareholding in Ship Finance was approximately 50.8%.

In January 2005 and February 2005 our Board of Directors approved further spin offs of the shares of Ship Finance. In February 2005, each shareholder of Frontline received one share of Ship Finance for every four shares of ours held and in March 2005 each shareholder of Frontline received one share of Ship Finance for every ten shares of ours held. Following these transactions our shareholding in Ship Finance was approximately 16.2% at December 31, 2005.

In February 2006, our Board approved a further spin off of the shares of Ship Finance. In March 2006, each shareholder of Frontline received one share of Ship Finance for every twenty shares of ours held. Following these transactions our shareholding in Ship Finance was approximately 11.1% at December 31, 2006 and Ship Finance remained consolidated under the provisions of FASB Interpretation 46(R) "Consolidation of Variable Interest Entities".

In February 2007, our Board approved a further spin off of our remaining interest in the shares of Ship Finance and this occurred in March 2007. After this spin off we still hold 73,383 shares in Ship Finance, which represents 0.01% of Ship Finance's total shares. As a result of this spin off, we no longer consolidate Ship Finance as of March 31, 2007.

Establishment and Spin-Off of Sea Production Ltd

In February 2007, the Company's wholly owned subsidiary, Frontline Floating Production Ltd ("FFP"), sold its assets to Sea Production. The assets of FFP included a 70% investment in Puffin Ltd, the entity who ultimately owns the vessel Front Puffin. Sea Production was incorporated in 2007 as a wholly owned subsidiary of the Company. Also in February 2007, Sea Production raised $180.0 million in equity in a private placement. The shares have been listed on the Norwegian OTC market. We held 28.33% of the shares in Sea Production following the private placement. We recorded a gain on the issuance of these shares of $39.8 million in the first quarter of 2007. In June 2007, we sold our entire holding in Sea Production in line with our strategy to remain a pure crude oil transportation company and our previously announced strategy to either sell or spin off the Sea Production shares. We expect to record a gain of approximately $32 million in the second quarter of 2007 as a result of this sale.

Spin-Off of Golden Ocean Group Limited

In November 2004, we established Golden Ocean as a wholly owned subsidiary in Bermuda for the purpose of transferring, by way of contribution, certain of our dry bulk shipping interests. Three of our subsidiaries and cash equal to the difference between $22.45 million and the historical net book value of those subsidiaries was transferred to Golden Ocean on December 1, 2004. On the same date, our Board resolved to distribute all of our shares of Golden Ocean to our shareholders in proportion to their ownership in Frontline. On December 13, 2004 we distributed 76.0% of the shares of Golden Ocean to our shareholders in a three for one stock dividend. Certain of our U.S. shareholders were excluded from the distribution and received a cash payment in lieu of shares equal to $0.60 per Golden Ocean share, which represents the average price per share of the Golden Ocean shares during their first five days of trading on the Oslo Stock Exchange. Golden Ocean was listed on the Oslo Stock Exchange on December 15, 2004. The Company sold 30 million Golden Ocean shares, equivalent to 13.3%, to provide funds for the cash payment and the Company retained a 10.7% interest in Golden Ocean which was subsequently sold in February 2005. The Company has not retained any significant continuing involvement in these dry bulk operations.

At the time of the spin off of Golden Ocean, we granted Golden Ocean options to acquire newbuilding contracts for two Panamax vessels. In 2005 Golden Ocean exercised these options to acquire from us the shares in two single purpose companies each owning a newbuilding contract for a Panamax vessel. These options were exercised at a total price of $16.8 million.

Acquisition of Independent Tankers Corporation

On July 1, 2003, we purchased a call option for $10.0 million to acquire all of the shares of Independent Tankers Corporation, or ITC from Hemen Holdings Inc., or Hemen for a total consideration of $4.0 million plus 4% interest per year. Hemen is indirectly controlled by our Chairman, John Fredriksen. On May 27, 2004 we exercised this purchase option and acquired all of the shares of ITC. ITC operates a total of six VLCCs and four Suezmax tankers, which are on long-term charters to subsidiaries of BP Plc and Chevron Corporation, or Chevron. In 2006, the Front Voyager was redelivered from Chevron and is on bareboat charter to Frontline. The initial fixed terms of the charters range from eight to 10 years. After the initial fixed term the charterers have options to extend the charters of the vessels for further periods of between eight to twelve years. ITC is financed by Term and Serial Notes. These notes mature between 2006 and 2021 and are secured by ITC's vessels and long-term charters. Interest is payable on the Notes at fixed rates which range between 6.5% and 8.52%.

B. BUSINESS OVERVIEW

At May 31, 2007 we operate a tanker fleet consisting of 81 vessels, which we believe is one of the largest and most modern in the world. The fleet consists of 40 VLCCs which are either owned or chartered in, 21 Suezmax tankers which are either owned or chartered in, 8 Suezmax OBOs which are chartered in, and 8 VLCCs, 3 Suezmax tankers and 1 Aframax tanker under our commercial management. We also have four VLCC newbuildings and eight Suezmax newbuildings on order.

As of May 31, 2007, the fleet that we operate has a total tonnage of approximately 19.35 million dwt, including the 2.8 million dwt under commercial management. Our tanker vessels have an average age of approximately 10 years compared with an estimated industry average of approximately 9.3 years. We believe that our vessels comply with the most stringent of generally applicable environmental regulations for tankers.

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

Historically, the tanker industry has been highly cyclical, with attendant volatility in profitability and asset values resulting from changes in the supply of and demand for tanker capacity. Our OBO carriers are specifically designed to carry oil or dry cargo and may be used to transport either oil or dry cargo on any voyage. When freight rates in both the oil and dry cargo markets are equivalent OBO carriers are operated most profitably transporting oil on one leg of the voyage and dry cargo on the other leg of a voyage. Currently, our eight Suezmax OBOs are configured to carry dry bulk cargo and are fixed on long term charters.

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

We are committed to providing quality transportation services to all of our customers and to developing and maintaining long term relationships with the major charterers of tankers. Increasing global environmental concerns have created a demand in the petroleum products/crude oil seaborne transportation industry for vessels that are able to conform to the stringent environmental standards currently being imposed throughout the world. Our fleet of modern single hull VLCCs may discharge crude oil at LOOP until the year 2015, and our single hull Suezmax tanker (Front Voyager) may call at U.S. ports until the year 2010 under the phase-in schedule for double hull tankers presently prescribed under OPA.

The tanker industry is highly cyclical, experiencing volatility in profitability, vessel values and freight rates. Freight rates are strongly influenced by the supply of tanker vessels and the demand for oil transportation. Refer to Item 5 "Operating and Financial Review and Prospects" for a discussion of the tanker market in 2007.

Similar to structures commonly used by other shipping companies, our vessels are all owned by, or chartered to, separate subsidiaries or associated companies. Frontline Management AS, and Frontline Management (Bermuda) Limited which we refer to as Frontline Management, both wholly-owned subsidiaries, support us in the implementation of our decisions. Frontline Management is responsible for the commercial management of our shipowning subsidiaries, including chartering and insurance. Each of our vessels is registered under the Bahamas, French, Liberian, Panamanian, Cypriot, Singaporean, Norwegian, Isle of Man, Marshall Islands, Hong Kong or Maltese flag.

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

Strategy

Our strategy is to be a world leading operator and charterer of modern, high quality oil tankers with flexibility to adjust our exposure to the tanker market depending on existing factors such as charter rates, newbuilding costs, vessel resale and scrap values and vessel operating expenses resulting from, among other things, changes in the supply of and demand for tanker capacity. We may adjust our exposure through time charters, bareboat charters, sale and leasebacks, straight sales and purchases of vessels and acquisitions.

We are currently a significant shareholder in Sealift and our intention is to sell or dividend the shares in line with our overall strategy of focusing on the oil tanker business.

Our business strategy is primarily based upon the following principles:

     o emphasizing operational safety and quality maintenance for all of our vessels;
     o    complying with all current and proposed environmental regulations;
     o    outsourcing technical operations and crewing;
     o    continuing to achieve competitive operational costs;
     o    operating a modern and homogeneous fleet of tankers;
     o    achieving high utilization of our vessels;
     o    achieving competitive financing arrangements;
     o achieving a satisfactory mix of term charters, contracts of affreightment and spot voyages; and
     o developing and maintaining relationships with major oil companies and industrial charterers.

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

We continue to evaluate opportunities in the time charter market. On the basis of the strength of the drybulk market, two three year charters, one four year charter and two five year charters were recently concluded for Front Breaker and Front Driver at a gross time charter rate of $52,360 per day, for Front Rider at a gross time charter rate of $50,000 per day and for Front Climber and Front Leader a gross time charter rate of $40,000 per day. The charters commence in the period June 2007 to January 2008. After this, all of our eight OBO carriers are now on long term charters at an average rate of about $39,000 in 2007 and about $43,000 in 2008. As of June 15, 2007 approximately 39% of our remaining operating days for 2007 are on fixed time charter.

We believe that fleet size in the industrial shipping sector is important in negotiating terms with major clients and charterers. We believe that a large, high-quality VLCC and Suezmax fleet will enhance our ability to obtain competitive terms from suppliers and shipbuilders and to produce cost savings in chartering and operations.

We currently have four VLCC and eight Suezmax newbuildings on order, all favorably priced compared to current newbuilding prices. We order new tonnage to renew our fleet in line with our opportunistic investment approach. Our order book confirms our position as a leading operator of quality Suezmax and VLCC tonnage.

We seek to pay quarterly dividends to our shareholders. The amount of dividends will be guided by present earnings, market prospects, current capital expenditure programs as well as investment opportunities.

Although there has been a trend to consolidation over the past 15 years, the tanker market remains highly fragmented. We estimate, based on available industry data that we currently own or operate approximately 9.4% of the world VLCC fleet and 9.4% of the world Suezmax tanker fleet. It is our intention to use our strong operational cash flow together with our available financing to continue the consolidation of the tanker market. We always look opportunistically for attractive investments and acquisitions and will finance such investments through a combination of debt and equity. Our role in the consolidation of the tanker market may include the acquisition of new vessels and second-hand vessels and we may also engage in business acquisitions and strategic transactions such as marketing joint ventures. In the ordinary course of our business, we engage in the evaluation of potential candidates for acquisitions and strategic transactions. While we are constantly evaluating opportunities for acquisitions and growth, at this time we do not have any planned acquisitions.

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

Customers

Our customers include major oil companies, petroleum products traders, government agencies and various other entities. During the year ended December 31, 2006, one customer (2005: one customer) accounted for more than 10% of our consolidated operating revenues.

Competition

The market for international seaborne crude oil transportation services is highly fragmented and competitive. Seaborne crude oil transportation services generally are provided by two main types of operators: major oil company captive fleets (both private and state-owned) and independent shipowner fleets. In addition, several owners and operators pool their vessels together on an ongoing basis, and such pools are available to customers to the same extent as independently owned and operated fleets. Many major oil companies and other oil trading companies, the primary charterers of the vessels owned or controlled by us, also operate their own vessels and use such vessels not only to transport their own crude oil but also to transport crude oil for third party charterers in direct competition with independent owners and operators in the tanker charter market. Competition for charters is intense and is based upon price, location, size, age, condition and acceptability of the vessel and its manager. Competition is also affected by the availability of other size vessels to compete in the trades in which the Company engages. Charters are to a large extent brokered through international independent brokerage houses that specialize in finding the optimal ship for any particular cargo based on the aforementioned criteria. Brokers may be appointed by the cargo shipper or the ship owner.

Risk of Loss and Insurance

Our business is affected by a number of risks, including mechanical failure of the vessels, collisions, property loss to the vessels, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labour strikes. In addition, the operation of any ocean-going vessel is subject to the inherent possibility of catastrophic marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market.

Frontline Management is responsible for arranging the insurance of our vessels in line with standard industry practice. In accordance with that practice, we maintain marine hull and machinery and war risks insurance, which include the risk of actual or constructive total loss, and protection and indemnity insurance with mutual assurance associations. From time to time we carry insurance covering the loss of hire resulting from marine casualties in respect of some of our vessels. Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1.0 billion per vessel per occurrence. Protection and indemnity associations are mutual marine indemnity associations formed by shipowners to provide protection from large financial loss to one member by contribution towards that loss by all members.

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

Environmental Regulation and Other Regulations

Government regulations and laws significantly affect the ownership and operation of our tankers. We are subject to various international conventions, laws and regulations in force in the countries in which our vessels may operate or are registered.

A variety of government, quasi-governmental and private organizations subject our tankers to both scheduled and unscheduled inspections. These organizations include the local port authorities, national authorities, harbor masters or equivalent, classification societies, flag state and charterers, particularly terminal operators and oil companies. Some of these entities require us to obtain permits, licenses and certificates for the operation of our tankers. Our failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of the vessels in our fleet.

We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all tankers and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for tankers that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels emphasizing operational safety, quality maintenance, continuous training of our officers and crews and compliance with applicable local, national and international environmental laws and regulations. We believe that the operation of our vessels will be in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our tankers. In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization

The International Maritime Organization, or IMO (the United Nations agency for maritime safety and the prevention of pollution by ships), has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, which has been updated through various amendments, or the MARPOL Convention. The MARPOL Convention implements environmental standards including oil leakage or spilling, garbage management, as well as the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. These regulations, which have been implemented in many jurisdictions in which our vessels operate, provide, in part, that:

     o 25-year old tankers must be of double hull construction or of a mid-deck design with double-sided construction, unless:

               (1) they have wing tanks or double-bottom spaces not used for the carriage of oil which cover at least 30% of the length of the cargo tank section of the hull or bottom; or

               (2) they are capable of hydrostatically balanced loading (loading less cargo into a tanker so that in the event of a breach of the hull, water flows into the tanker, displacing oil upwards instead of into the sea);

     o 30-year old tankers must be of double hull construction or mid-deck design with double-sided construction; and

     o    all tankers will be subject to enhanced inspections.

Also, under IMO regulations, a tanker must be of double hull construction or a mid-deck design with double-sided construction or be of another approved design ensuring the same level of protection against oil pollution if the tanker:

     o is the subject of a contract for a major conversion or original construction on or after July 6, 1993;

     o commences a major conversion or has its keel laid on or after January 6, 1994; or

     o completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

Our vessels are also subject to regulatory requirements, including the phase-out of single hull tankers, imposed by the IMO. Effective September 2002, the IMO accelerated its existing timetable for the phase-out of single hull oil tankers. At that time, these regulations required the phase-out of most single hull oil tankers by 2015 or earlier, depending on the age of the tanker and whether it has segregated ballast tanks.

Under the regulations, the flag state may allow for some newer single hull ships registered in its country that conform to certain technical specifications to continue operating until the 25th anniversary of their delivery. Any port state, however, may deny entry of those single hull tankers that are allowed to operate until their 25th anniversary to ports or offshore terminals. These regulations have been adopted by over 150 nations, including many of the jurisdictions in which our tankers operate.

As a result of the oil spill in November 2002 relating to the loss of the MT Prestige, which was owned by a company not affiliated with us, in December 2003, the Marine Environmental Protection Committee of the IMO, or MEPC, adopted an amendment to the MARPOL Convention, which became effective in April 2005. The amendment revised an existing regulation 13G accelerating the phase-out of single hull oil tankers and adopted a new regulation 13H on the prevention of oil pollution from oil tankers when carrying heavy grade oil. Under the revised regulation, single hull oil tankers were required to be phased out no later than April 5, 2005 or the anniversary of the date of delivery of the ship on the date or in the year specified in the following table:

------------------------------------------------------- -------------------------------------------------------
Category of Oil Tankers                                 Date or Year for Phase Out
------------------------------------------------------- -------------------------------------------------------
Category 1 - oil tankers of 20,000 dwt and above
carrying crude oil, fuel oil, heavy diesel oil or       April 5, 2005 for ships delivered on April 5, 1982 or
lubricating oil as cargo, and of 30,000 dwt and         earlier; or
above carrying other oils, which do not comply with     2005 for ships delivered after April 5, 1982
the requirements for protectively located segregated
ballast tanks
------------------------------------------------------- -------------------------------------------------------
Category 2 - oil tankers of 20,000 dwt and above
carrying crude oil, fuel oil, heavy diesel oil or       April 5, 2005 for ships delivered on April 5, 1977 or
lubricating oil as cargo, and of 30,000 dwt and         earlier
above carrying other oils, which do comply with the     2005 for ships delivered after April 5, 1977
protectively located segregatedballast tank             but before January 1, 1978
requirements                                            2006 for ships delivered in 1978 and 1979
                                                        2007 for ships delivered in 1980 and 1981
and                                                     2008 for ships delivered in 1982
                                                        2009 for ships delivered in 1983
Category 3 - oil tankers of 5,000 dwt and above but     2010 for ships delivered in 1984 or later
less than the tonnage specified for Category 1 and 2
tankers.
------------------------------------------------------- -------------------------------------------------------

Under the revised regulations, a flag state may permit continued operation of certain Category 2 or 3 tankers beyond their phase date in accordance with the above schedule. Under regulation 13G, the flag state may allow for some newer single hull oil tankers registered in its country that conform to certain technical specifications to continue operating until the earlier of the anniversary of the date of delivery of the vessel in 2015 or the 25th anniversary of their delivery. Under regulation 13G and 13H, as described below, certain Category 2 and 3 tankers fitted only with double bottoms or double sides may be allowed by the flag state to continue operations until their 25th anniversary of delivery. Any port state, however, may deny entry of those single hull oil tankers that are allowed to operate under any of the flag state exemptions.

The following table summarizes the impact of such regulations on the Company's single hull (SH) and double sided (DS) tankers:

                                   Vessel        Year
Vessel Name          Vessel type   Category(s)   Built   IMO phase out   Flag state exemption
------------------   -----------   -----------   -----   -------------   --------------------
Front Birch(**)      Suezmax       DS             1991            2010                   2016
Front Horizon(*)     Suezmax       SH             1988            2010                   2013
         1991            2010                   2016
Front Voyager        Suezmax       SH
Front Voyager        Suezmax       SH             1992            2010                   2015
Edinburgh(**)        VLCC          DS             1993            2010                   2018
Front Ace(**)        VLCC          SH             1993            2010                   2015
Front Duchess(**)    VLCC          SH             1993            2010                   2015
Front Duke(**)       VLCC          SH             1992            2010                   2015
Front Highness(**)   VLCC          SH             1991            2010                   2015
Front Lady(**)       VLCC          SH             1991            2010                   2015
Front Lord(**)       VLCC          SH             1991            2010                   2015
Front Sabang(**)     VLCC          SH             1990            2010                   2015

(*) Vessel sold in June 2007 with expected delivery in July or August 2007. (**) Vessel owned through Ship Finance and not consolidated after March 31, 2007.

Under regulation 13H, the double sided tankers will be allowed to continue operations until their 25th anniversary.

In October 2004, the MEPC adopted a unified interpretation of regulation 13G that clarified the delivery date for converted tankers. Under the interpretation, where an oil tanker has undergone a major conversion that has resulted in the replacement of the fore-body, including the entire cargo carrying section, the major conversion completion date shall be deemed to be the date of delivery of the ship, provided that:

     o    the oil tanker conversion was completed before July 6, 1996;

     o the conversion included the replacement of the entire cargo section and fore-body and the tanker complies with all the relevant provisions of MARPOL Convention applicable at the date of completion of the major conversion; and

     o the original delivery date of the oil tanker will apply when considering the 15 years of age threshold relating to the first technical specifications survey to be completed in accordance with MARPOL Convention.

In December 2003, the MEPC adopted a new regulation 13H on the prevention of oil pollution from oil tankers when carrying heavy grade oil, or HGO, which includes most of the grades of marine fuel. The new regulation bans the carriage of HGO in single hull oil tankers of 5,000 dwt and above after April 5, 2005, and in single hull oil tankers of 600 dwt and above but less than 5,000 dwt, no later than the anniversary of their delivery in 2008.

Under regulation 13H, HGO means any of the following:

     o    crude oils having a density at 15(0)C higher than 900 kg/m(3);

     o fuel oils having either a density at 15(0)C higher than 900 kg/m(3) or a kinematic viscosity at 50(0)C higher than 180 mm(2)/s; or

     o    bitumen, tar and their emulsions.

Under the regulation 13H, the flag state may allow continued operation of oil tankers of 5,000 dwt and above, carrying crude oil with a density at 15(0)C higher than 900 kg/m3 but lower than 945 kg/m3, that conform to certain technical specifications and, in the opinion of the such flag state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship and provided that the continued operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery. The flag state may also allow continued operation of a single hull oil tanker of 600 dwt and above but less than 5,000 dwt, carrying HGO as cargo, if, in the opinion of the such flag state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship, provided that the operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery.

The flag state may also exempt an oil tanker of 600 dwt and above carrying HGO as cargo if the ship is either engaged in voyages exclusively within an area under the its jurisdiction, or is engaged in voyages exclusively within an area under the jurisdiction of another party, provided the party within whose jurisdiction the ship will be operating agrees. The same applies to vessels operating as floating storage units of HGO.

Any port state, however, can deny entry of single hull tankers carrying HGO which have been allowed to continue operation under the exemptions mentioned above, into the ports or offshore terminals under its jurisdiction, or deny ship-to-ship transfer of HGO in areas under its jurisdiction except when this is necessary for the purpose of securing the safety of a ship or saving life at sea.

Revised Annex I to the MARPOL Convention entered into force in January 2007. Revised Annex I incorporates various amendments adopted since the MARPOL Convention entered into force in 1983, including the amendments to regulation 13G (regulation 20 in the revised Annex) and Regulation 13H (Regulation 21 in the revised Annex). Revised Annex I also imposes construction requirements for oil tankers delivered on or after January 1, 2010. A further amendment to revised Annex I includes an amendment to the definition of heavy grade oil that will broaden the scope of Regulation 21.

In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI was ratified in May 2004, and became effective May 19, 2005. Annex VI sets limits on sulphur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulphur content of fuel oil and allows for special areas to be established with more stringent controls on sulphur emissions. We believe that all our vessels are currently compliant in all material respects with these regulations. Additional or new conventions, laws and regulations may be adopted that could adversely affect our business, cash flows, results of operations and financial condition.

The IMO has also adopted the International Convention for the Safety of Life at Sea, or SOLAS Convention, and the International Convention on Load Lines, 1966, or LL Convention, which impose a variety of standards to regulate design and operational features of ships. SOLAS Convention and LL Convention standards are revised periodically. We believe that all our vessels are in substantial compliance with SOLAS Convention and LL Convention standards. Under Chapter IX of SOLAS, the requirements contained in the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, promulgated by the IMO, also affect our operations. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We intend to rely upon the safety management system that the appointed ship managers have developed.

The ISM Code requires that vessel ship manager or operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. The appointed ship managers have obtained documents of compliance for their offices and safety management certificates for all of our vessels for which the certificates are required by the IMO.

Non-compliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, as the case may be.

The IMO has negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. Additional or new conventions, laws and regulations may be adopted which could limit our ability to do business and which could have a material adverse effect on our business and results of operations. The IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping.

The flag state, as defined by the United Nations Convention on Law of the Sea, has overall responsibility for the implementation and enforcement of international maritime regulations for all ships granted the right to fly its flag. The "Shipping Industry Guidelines on Flag State Performance" evaluates flag states based on factors such as sufficiency of infrastructure, ratification of international maritime treaties, implementation and enforcement of international maritime regulations, supervision of surveys, casualty investigations and participation at IMO meetings. Our vessels are flagged in the Marshall Islands. Marshall Islands-flagged vessels generally receive a good assessment in the shipping industry.

Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended in 2000, or the CLC. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. Under an amendment to the 1992 Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately 4.51 million SDR plus 631 SDR for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to 89.77 million SDR. The exchange rate between SDRs and U.S. dollars was 0.669487 SDR per U.S. dollar on February 6, 2007. As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates on March 13, 2007. The right to limit liability is forfeited under the International Convention on Civil Liability for Oil Pollution Damage where the spill is caused by the owner's actual fault and under the 1992 Protocol where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our P&I insurance will cover the liability under the plan adopted by the IMO.

United States Requirements

In 1990, the United States Congress enacted OPA to establish an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, imposes liability for cleanup and natural resource damage from the release of hazardous substances (other than oil) whether on land or at sea. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners, operators and bareboat charterers are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. These other damages are defined broadly to include:

     o    natural resource damages and related assessment costs;

     o    real and personal property damages;

     o    net loss of taxes, royalties, rents, profits or earnings capacity; and

     o net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and loss of subsistence use of natural resources.

OPA previously limited the liability of responsible parties to the greater of $1,200 per gross ton or $10.0 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation). Amendments to OPA signed into law in July 2006 increased these limits on the liability of responsible parties to the greater of $1,900 per gross ton or $16.0 million per double hull tanker that is over 3,000 gross tons. The act specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million.

These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or wilful misconduct. These limits do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. We believe that we are in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our vessels call.

OPA requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the act. The U.S. Coast Guard has enacted regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the former OPA limitation on liability of $1,200 per gross ton with the CERCLA liability limit of $300 per gross ton. The U.S. Coast Guard has indicated that it expects to adopt regulations requiring evidence of financial responsibility in amounts that reflect the higher limits of liability imposed by the July 2006 amendments to OPA, as described above. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA regulations, an owner or operator of more than one tanker is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum strict liability under OPA and CERCLA. We have provided such evidence and received certificates of financial responsibility from the U.S. Coast Guard for each of our vessels required to have one.

We insure each of our vessels with pollution liability insurance in the maximum commercially available amount of $1.0 billion. A catastrophic spill could exceed the insurance coverage available, which could have a material adverse effect on our business.

Under OPA, with certain limited exceptions, all newly-built or converted vessels operating in U.S. waters must be built with double hulls, and existing vessels that do not comply with the double hull requirement will be prohibited from trading in U.S. waters over a 20-year period (1995-2015) based on size, age and place of discharge, unless retrofitted with double hulls. Notwithstanding the prohibition to trade schedule, the act currently permits existing single hull and double-sided tankers to operate until the year 2015 if their operations within U.S. waters are limited to discharging at the LOOP or off-loading by lightering within authorized lightering zones more than 60 miles off-shore. Lightering is the process by which vessels at sea off-load their cargo to smaller vessels for ultimate delivery to the discharge port.

Owners or operators of tankers operating in the waters of the United States must file vessel response plans with the U.S. Coast Guard, and their tankers are required to operate in compliance with their U.S. Coast Guard approved plans. These response plans must, among other things:

     o address a worst case scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a worst case discharge;

     o    describe crew training and drills; and

     o identify a qualified individual with full authority to implement removal actions.

We have obtained vessel response plans approved by Coast Guard for our vessels operating in the waters of the United States. In addition, the U.S. Coast Guard has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances.

In addition, the United States Clean Water Act prohibits the discharge of oil or hazardous substances in United States navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The Clean Water Act also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA, discussed above. The United States Environmental Protection Agency, or EPA, has exempted the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. ports from Clean Water Act permitting requirements. However, on March 31, 2005, a U.S. District Court ruled that the EPA exceeded its authority in creating an exemption for ballast water. On September 18, 2006, the court issued an order invalidating the exemption in EPA's regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directing the EPA to develop a system for regulating all discharges from vessels by that date. The EPA filed a notice of appeal of this decision and, if the EPA's appeals are successful and exemption is repealed, our vessels may be subject to Clean Water Act permit requirements that could include ballast water treatment obligations that could increase the cost of operating in the United States. For example, this could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

Other Regulations

In July 2003, in response to the MT Prestige oil spill in November 2002, the European Union adopted legislation that prohibits all single hull tankers from entering into its ports or offshore terminals by 2010. The European Union has also banned all single hull tankers carrying heavy grades of oil from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction. Commencing in 2005, certain single hull tankers above 15 years of age will also be restricted from entering or leaving European Union ports or offshore terminals and anchoring in areas under European Union jurisdiction. The European Union has also adopted legislation that would: (1) ban manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. The sinking of the MT Prestige and resulting oil spill in November 2002 has led to the adoption of other environmental regulations by certain European Union nations, which could adversely affect the remaining useful lives of all of our vessels and our ability to generate income from them. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

In addition, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the U.S. Environmental Protection Agency, or EPA, to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessels that operate in such port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these requirements. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas are already equipped with vapor recovery systems that satisfy these requirements. Although a risk exists that new regulations could require significant capital expenditures and otherwise increase our costs, based on the regulations that have been proposed to date, we believe that no material capital expenditures beyond those currently contemplated and no material increase in costs are likely to be required.

The U.S. National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. The United States Coast Guard adopted regulations under NISA in July 2004 that impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters. These requirements can be met by performing mid-ocean ballast exchange, by retaining ballast water on board the ship, or by using environmentally sound alternative ballast water management methods approved by the United States Coast Guard. Mid-ocean ballast exchange is the primary method for compliance with the United States Coast Guard regulations, since holding ballast water can prevent ships from performing cargo operations upon arrival in the United States, and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and the Hudson River), provided that they comply with recordkeeping requirements and document the reasons they could not follow the required ballast water management requirements. The United States Coast Guard is developing a proposal to establish ballast water discharge standards, which could set maximum acceptable discharge limits for various invasive species, and/or lead to requirements for active treatment of ballast water.

Our operations occasionally generate and require the transportation, treatment and disposal of both hazardous and non-hazardous solid wastes that are subject to the requirements of the U.S. Resource Conservation and Recovery Act, or RCRA, or comparable state, local or foreign requirements. In addition, from time to time we arrange for the disposal of hazardous waste or hazardous substances at offsite disposal facilities. If such materials are improperly disposed of by third parties, we may still be held liable for clean up costs under applicable laws.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate from a recognized security organization approved by the vessel's flag state. Among the various requirements are:

     o on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;

     o on-board installation of ship security alert systems, which do not sound on the vessel but only alerts the authorities on shore;

     o    the development of vessel security plans;

     o ship identification number to be permanently marked on a vessel's hull;

     o a continuous synopsis record kept onboard showing a vessel's history including, name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

     o    compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels that have on board, as of July 1, 2004, a valid ISSC attesting to the vessel's compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by MTSA, SOLAS and the ISPS Code, and our fleet is in compliance with applicable security requirements.

Inspection by Classification Societies

The classification society certifies that the vessel is "in-class," signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

     o Annual Surveys. For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

     o Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

     o Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery, including the electrical plant and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a ship owner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five year cycle. At an owner's application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Most vessels are also drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a recommendation which must be rectified by the ship owner within prescribed time limits.

C. ORGANIZATIONAL STRUCTURE

See Exhibit 8.1 for a list of our significant subsidiaries and equity interests.

D. PROPERTY, PLANT AND EQUIPMENT

The Company's Vessels

The following table sets forth the fleet that we operate as of May 31, 2007 (including contracted newbuildings not yet delivered):

Vessel                      Built   Approximate Dwt.   Construction   Flag   Type of Employment
-------------------------   -----   ----------------   ------------   ----   ------------------

Tonnage Owned Directly
----------------------

VLCCs
-----
Antares Voyager              1998            310,000   Double-hull    BA     Bareboat charter
Phoenix Voyager              1999            308,500   Double-hull    BA     Bareboat charter
Hull 2396 (Newbuilding)      2009            297,000   Double-hull    n/a    n/a
Hull 2397 (Newbuilding)      2009            297,000   Double-hull    n/a    n/a
Hull 2419 (Newbuilding)      2010            297,000   Double-hull    n/a    n/a
Hull 2420 (Newbuilding)      2010            297,000   Double-hull    n/a    n/a
Front Shanghai               2006            298,500   Double-hull    HK     Spot market

Suezmax Tankers
---------------
Hull 1017 (Newbuilding)      2008            156,000   Double-hull    n/a    n/a
Hull 1018 (Newbuilding)      2009            156,000   Double-hull    n/a    n/a
Hull 1019 (Newbuilding)      2008            156,000   Double-hull    n/a    n/a
Hull 1026 (Newbuilding)      2009            156,000   Double-hull    n/a    n/a
Hull 1056 (Newbuilding)      2010            156,000   Double-hull    n/a    n/a
Hull 1057 (Newbuilding)      2010            156,000   Double-hull    n/a    n/a
Hull 1060 (Newbuilding)      2010            156,000   Double-hull    n/a    n/a
Hull 1061 (Newbuilding)      2010            156,000   Double-hull    n/a    n/a
Front Horizon(*)             1988            149,500   Single-hull    MI     Spot market
Front Voyager                1992            155,000   Single-hull    BA     Spot market
Cygnus Voyager               1993            157,000   Double-hull    BA     Bareboat charter
Altair Voyager               1993            136,000   Double-hull    BA     Bareboat charter
Sirius Voyager               1994            156,000   Double-hull    BA     Bareboat charter

Tonnage chartered in from Ship Finance
--------------------------------------

VLCCs
-----
Front Sabang                 1990            286,000   Single-hull    SG     Time charter
Front Highness               1991            284,000   Single-hull    SG     Time charter
Front Lady                   1991            284,000   Single-hull    SG     Time charter
Front Lord                   1991            284,000   Single-hull    SG     Time charter
Front Duke                   1992            284,000   Single-hull    SG     Time charter
Front Duchess                1993            284,000   Single-hull    SG     Time charter
Edinburgh                    1993            302,000   Double-side    LIB    Spot market
Front Ace                    1993            276,000   Single-hull    LIB    Time charter
Front Vanguard               1998            300,000   Double-hull    MI     Spot market
Front Century                1998            311,000   Double-hull    MI     Spot market
Front Champion               1998            311,000   Double-hull    BA     Time charter
Front Vista                  1998            300,000   Double-hull    MI     Spot market
Front Comanche               1999            300,000   Double-hull    FRA    Time charter
Golden Victory               1999            300,000   Double-hull    MI     Time charter
Front Circassia              1999            306,000   Double-hull    MI     Spot market
Front Opalia                 1999            302,000   Double-hull    MI     Spot market
Ocana (Ex Front Commerce)    1999            300,000   Double-hull    IoM    Bareboat charter
Front Scilla                 2000            303,000   Double-hull    MI     Spot market
Oliva (Ex Ariake)            2001            299,000   Double-hull    IoM    Bareboat charter
Front Serenade               2002            299,000   Double-hull    LIB    Time charter
Otina (Ex Hakata)            2002            298,000   Double-hull    IoM    Bareboat charter
Ondina (Ex Front Stratus)    2002            299,000   Double-hull    LIB    Bareboat charter
Front Falcon                 2002            309,000   Double-hull    BA     Spot market
Front Page                   2002            299,000   Double-hull    LIB    Time charter
Front Energy                 2004            305,000   Double-hull    CYP    Spot market
Front Force                  2004            305,000   Double-hull    CYP    Spot market

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

Suezmax Tankers
---------------
Front Birch                  1991            150,000   Double-side    MI     Spot market
Front Maple                  1991            150,000   Double-side    MI     Spot market
Front Pride                  1993            150,000   Double-hull    NIS    Spot market
Front Glory                  1995            150,000   Double-hull    NIS    Time charter
Front Splendour              1995            150,000   Double-hull    NIS    Spot market
Front Ardenne                1997            150,000   Double-hull    NIS    Spot market
Front Brabant                1998            150,000   Double-hull    NIS    Spot market
Mindanao                     1998            150,000   Double-hull    SG     Spot market

Containerships
--------------
Sea Alfa                     2005         1,700 TEU(1) n/a            CYP    Time charter
Sea Beta                     2005         1,700 TEU    n/a            CYP    Time charter

Tonnage chartered in from Third Parties
---------------------------------------

VLCCs
-----
Front Chief                  1999            311,000   Double-hull    BA     Spot market
Front Commander              1999            311,000   Double-hull    BA     Spot market
Front Crown                  1999            311,000   Double-hull    BA     Spot market
British Pioneer              1999            307,000   Double-hull    IoM    Bareboat charter
British Pride                2000            307,000   Double-hull    IoM    Bareboat charter
British Progress             2000            307,000   Double-hull    IoM    Bareboat charter
British Purpose              2000            307,000   Double-hull    IoM    Bareboat charter
Front Tina                   2000            299,000   Double-hull    LIB    Spot market
Front Commodore              2000            299,000   Double-hull    LIB    Time charter
Front Eagle                  2002            309,000   Double-hull    BA     Spot market
Cosgreat Lake                2002            298,833   Double-hull    PAN    Spot market

Suezmax Tankers
---------------
Front Warrior                1998            153,000   Double-hull    BA     Spot market
Front Melody                 2001            150,000   Double-hull    LIB    Spot market
Front Symphony               2001            150,000   Double-hull    LIB    Spot market
Front Traveller              1990            150,000   Single-hull    MI     Spot market
Front Granite                1991            150,000   Single-hull    MI     Spot market
Front Comor                  1993            150,000   Single-hull    MI     Time charter
Marble                       1992            150,000   Single-hull    MI     Spot market
Front Target                 1990            150,000   Single-hull    MI     Spot market

(*) Vessel sold in June 2007 with expected delivery in July or August 2007.

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

Key to Flags:
BA - Bahamas, IoM - Isle of Man, LIB - Liberia, NIS - Norwegian International Ship Register, PAN - Panama, SG - Singapore, FRA - France, MI - Marshall Islands, CYP - Cyprus, HK - Hong Kong.

(1) Measured in "twenty-foot equivalent units" (TEU)

Other than our interests in the vessels described above, we do not own any material physical properties. We lease office space in Hamilton, Bermuda from an unaffiliated third party. Frontline Management AS leases office space, at market rates, in Oslo, Norway from Bryggegata AS, a company indirectly affiliated with Hemen, our principal shareholder.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following discussion should be read in conjunction with Item 3 "Selected Financial Data", Item 4 "Information on the Company" and our audited Consolidated Financial Statements and Notes thereto included herein.

Our principal focus and expertise is the transportation of crude oil and oil product cargoes for major integrated oil companies and other customers. As at December 31, 2006, our tanker fleet consisted of 30 VLCCs, four VLCC newbuilding contracts and 28 Suezmax tankers, of which eight are Suezmax OBOs, six Suezmax newbuilding contracts and one Aframax tanker. We also charter in eleven modern VLCCs and three modern Suezmax tankers from third parties. A full fleet list is provided in Item 4.D. "Information on the Company" showing the vessels that we currently own and charter in.

Fleet Changes

Refer to Item 4 for discussion on acquisitions and disposals of vessels. A summary of our fleet changes for the years ended December 31, 2006, 2005 and 2004 is as follows:

----------------------------------------------------
                                  2006   2005   2004
----------------------------------------------------
VLCCs
At start of period                  43     38     36
Acquisitions                         2      5      3
Dispositions                         4      -      1
----------------------------------------------------
At end of period                    41     43     38
----------------------------------------------------

VLCCs owned by equity investees
At start of period                   -      1      7
Acquisitions                         -      -      -
Dispositions                         -      1      6
----------------------------------------------------
At end of period                     -      -      1
----------------------------------------------------

Suezmax
At start of period                  23     28     23
Acquisitions                         -      -      5
Dispositions                         -      5      -
----------------------------------------------------
At end of period                    23     23     28
----------------------------------------------------

Suezmax OBOs
----------------------------------------------------
At start and end of period           8      8      8
----------------------------------------------------

Aframax
At start of period                   -      -      -
Acquisitions                         1      -      -
Dispositions                         -      -      -
----------------------------------------------------
At end of period                     1      -      -
----------------------------------------------------

Drybulk
At start of period                   -      1      3
Dispositions                         -      1      2
----------------------------------------------------
At end of period                     -      -      1
----------------------------------------------------

Total fleet
At start of period                  74     76     77
Acquisitions                         3      5      8
Dispositions                         4      7      9
----------------------------------------------------
At end of period                    73     74     76
----------------------------------------------------

Summary of Fleet Employment

As discussed below, our vessels are operated under time charters, bareboat charters, voyage charters, pool arrangements and COAs.

---------------------------------------------------------------------------
                                           As at December 31,
                                     2006          2005           2004
                                  No.     %      No.     %      No.     %
---------------------------------------------------------------------------
VLCCs
Spot or pool                        18     44%     29     67%     25     66%
Time charter                        13     32%      9     21%      2      5%
Bareboat charter                    10     24%      5     12%     11     29%
---------------------------------------------------------------------------
Total                               41    100%     43    100%     38    100%
---------------------------------------------------------------------------

VLCCs owned by equity investees
Spot or pool                         -      -       -      -       1    100%
---------------------------------------------------------------------------
Total                                -      -       -      -       1    100%
---------------------------------------------------------------------------

Suezmax
Spot or pool                        16     70%     22     96%     24     86%
Time charter                         3     13%      1      4%      -      -
Bareboat charter                     3     13%      -      -       4     14%
Under Conversion                     1      4%      -      -       -      -
---------------------------------------------------------------------------
Total                               23    100%     23    100%     28    100%
---------------------------------------------------------------------------

Aframax
Under Conversion                     1    100%      -      -       -      -
---------------------------------------------------------------------------
Total                                1    100%      -      -       -      -
---------------------------------------------------------------------------

Suezmax OBOs
Spot or pool                         -      -       -      -       -      -
Time charter                         8    100%      8    100%      8    100%
---------------------------------------------------------------------------
Total                                8    100%      8    100%      8    100%
---------------------------------------------------------------------------

Drybulk
Time charter                         -      -       -      -       -      -
Bareboat charter                     -      -       -      -       1    100%
---------------------------------------------------------------------------
Total                                -      -       -      -       1    100%
---------------------------------------------------------------------------

Total fleet
Spot or pool                        34     47%     51     69%     50     66%
Time charter                        24     32%     18     24%     10     13%
Bareboat charter                    13     18%      5      7%     16     21%
Under Conversion                     2      3%      -      -       -      -
---------------------------------------------------------------------------
Total                               73    100%     74    100%     76    100%
---------------------------------------------------------------------------

Market Overview and Trend Information

The tanker market continued to strengthen in 2006 and it was the demand side which had the greatest influence on rates and the seasonal pattern for the Suezmax and VLCC segments were quite similar though the Suezmaxes witnessed more volatility. The year started at a TCE of approximately $81,000 per day for the VLCCs and about $70,000 per day for the Suezmaxes. Rates then followed the traditional seasonal pattern by softening to about $33,000 per day for the VLCCs and about $25,000 per day for the Suezmaxes around the middle of April 2006. From this point, the rates began to firm against market predictions at the time and rose to about $89,000 per day for the VLCCs and about $75,000 per day for the Suezmaxes by the end of August. The fear of another active hurricane season in the US Gulf, geopolitical uncertainty and increased risk of supply disruptions gave strong incentives to build oil reserves throughout the summer. On land storage capacity was in some regions filled to capacity, driven by extraordinarily strong future rates compared to market rates, resulting in the wide use of tankers for storage purposes.

The reserve build up triggered a sharp drop in crude prices, from $76 per barrel in early August to $56 per barrel in early October. This led to the market weakening and rates fell to about $45,000 per day for the VLCCs and about $30,000 per day for the Suezmaxes by the middle of December 2006. Depending on the source of information, the average TCE for the year was about $63,000 per day for a double hulled VLCC and about $50,000 per day for a double hulled Suezmax.


There is a trend that oil majors discriminate single hull tonnage when transporting persistent oils and therefore also avoid inspecting single hull ships on the same basis. Oil traders with crude or fuel oil cargoes often require double hull tonnage in order to have full flexibility with regards to cargo delivery. Hence, single hull ships appear no longer able to trade to their full capacity compared to the double hull vessels which implies a further gap in the already existing 'two tier market' between the double and the single vessels.

Bunkers followed the movements in the oil market closely in 2006 with Fujairah's highest bunker quote for the year set early May at $359 per metric ton, or mt, with the low set at the end of November at $258/mt. The average bunker price in 2006 was calculated to about of $309/mt.

In order to prevent an uncontrolled price dive, OPEC cut production by 1.2 million barrels per day from November 2006. It was reported by the International Energy Agency, or IEA, that average OPEC Oil production, including Iraq but not Angola, was approximately 29.7 million barrels per day during 2006, a 0.02 million barrel per day decrease from 2005. Even if OPEC crude production was unchanged from 2005 to 2006 there was a noticeable shift in production from Nigeria and Venezuela to the Middle East. On January 1, 2007, Angola became the twelfth member of OPEC and it will be interesting to see if the inclusion of Angola will strengthen the capability of OPEC in fulfilling its objectives and help to further stabilize the market.

OPEC producers are expected to add a net 2.6 million barrels per day, or mb/d, to installed crude capacity in 2007 and 2008 according to IEA. Capacity is expected to reach 34.8 mb/d by the end of 2007, compared with 33.9 mb/d at the end of 2006. Growth could accelerate in 2008, with capacity reaching 36.5 mb/d by the end of the year. Capacity growth is expected to be heavily skewed towards Angola and Saudi Arabia, together accounting for half of the net increase.

The Middle East Gulf exports dropped in the first half of 2007 but are expected to rebound in the second half. The long haul trade route West Africa-Asia is expected to be stable in 2007.

The IEA further estimates that the average world oil demand was 84.5 million barrels per day in 2006, a 1% increase from 2005. For 2007 a 1.8% or 1.55 million barrels per day growth is forecasted in world oil demand with North America, China and the Middle East as the main drivers.

The International Monetary Fund, or IMF, expect global growth to moderate to 4.9% in 2007 and 2008, approximately half a percentage point lower than in 2006 according to their World Economic Outlook report released April 2007. In the United States, growth is expected to come down to 2.2% this year, from 3.3% in 2006. Growth is also expected to ease in Europe, while in Japan it is expected that the expansion continue at about the same pace as in 2006. Emerging markets and developing countries are expected to continue to grow strongly, albeit at a some what slower pace than in 2006. China's growth is projected to remain rapid in 2007 and 2008, albeit a little below the torrid pace in 2006, while India's economy should also continue to grow rapidly.

The total Suezmax fleet increased by 7.5% in 2006 to 346 vessels according to industry sources, who also state that a total of 25 new vessels were delivered to owners during 2006 while 77 new orders were made. The majority of these are set to be delivered in 2009. The total order book amounted to 123 vessels at the end of the year which represented approximately 35% of the existing fleet.

The total VLCC fleet increased by 3.2% in 2006 to 479 vessels with a total of 18 new vessels delivered to owners during 2006 while 79 new orders were made. The total order book amounted to 161 vessels at the end of the year which represented approximately 34% of the existing fleet.

We believe it is likely that more tankers will be either converted or scrapped compared to recent years. We expect approximately 30 VLCCs and about 25 Suezmaxes to be delivered from shipyards during 2007.

Accounting Changes

In December 2003 we implemented the provisions of FIN 46. The effect of our implementation of FIN 46 was to require consolidation of certain entities in which we held interests but which had not previously been consolidated. This resulted in us recording a cumulative effect of a change in accounting principle of $33.7 million effective December 31, 2003 as discussed below.

     o During 2004, we owned 50% of the issued shares of and had made loans to Golden Fountain Corporation, owner of a VLCC. Prior to the adoption of FIN 46, we accounted for our interest in Golden Fountain Corporation using the equity method. We determined that Golden Fountain Corporation was a variable interest entity and that we were the primary beneficiary. Accordingly we consolidated the assets and liabilities of Golden Fountain Corporation effective December 31, 2003. The effect of consolidation of Golden Fountain Corporation as of December 31, 2003 was a cumulative change in accounting principle of $8.5 million. Golden Fountain Corporation sold its vessel in December 17, 2004.

     o On July 1, 2003, we purchased a call option for $10.0 million to acquire all of the shares of ITC from Hemen, a related party, for a total consideration of $4.0 million plus 4% interest per year. Prior to the adoption of FIN 46 we did not consolidate ITC. We determined that ITC was a variable interest entity and that we were the primary beneficiary. Accordingly we consolidated the assets and liabilities of ITC effective December 31, 2003, with the exception of certain subsidiaries which have been accounted for using the equity method. The consolidation of ITC as of December 31, 2003 had a cumulative effect of a change in accounting principle of $25.2 million.

     o Nine of the vessels we leased as at December 31, 2006 are leased from special purpose lessor entities which were established and are owned by independent third parties who provide financing through debt and equity participation. Each entity owns one vessel, which is leased to us, and has no other activities. Prior to the adoption of FIN 46R, we did not consolidate these special purpose lessor entities. At December 31, 2006, one of these leases is accounted for as an operating lease and eight of these leases are accounted for as capital leases. We determined that due to the existence of certain put and call options over the leased vessels, these entities are variable interest entities. The determination of the primary beneficiary of a variable interest entity requires knowledge of the participations in the equity of that entity by individual and related equity holders. Our lease agreements with the leasing entities do not give us any right to obtain this information and we have been unable to obtain this information by other means. Accordingly we are unable to determine the primary beneficiary of these leasing entities. At December 31, 2006, the original cost to the lessor of the assets under such arrangements was $618.5 million. At December 31, 2006, our residual value guarantees associated with these leases, which represent the maximum exposure to loss, are $84.5 million.

     o We had both an obligation and an option to purchase the VLCC Oscilla on expiry of a five-year time charter, which commenced in March 2000. Oscilla was owned and operated by an unrelated special purpose entity. Prior to the adoption of FIN 46R, we did not consolidate this special purpose entity. We determined that the entity that owns Oscilla is a variable interest entity and that we were the primary beneficiary. At December 31, 2004 through to January 2005, when we exercised our option to acquire the vessel, we were unable to obtain the accounting information necessary to be able to consolidate the entity that owns Oscilla. If we had exercised our option at December 31, 2004, the cost to us of the Oscilla would have been approximately $28.5 million and the maximum exposure to loss was $15.4 million. On January 17, 2005, we exercised our option to acquire the Oscilla and the vessel was delivered to us on April 4, 2005.

With effect from December 2003, the IMO implemented new regulations that result in the accelerated phase-out of single hull vessels. As a result of this, we have re-evaluated the estimated useful life of our single hull vessels and determined this to be either 25 years or the vessel's anniversary date in 2015 whichever comes first. As a result, the estimated useful lives of fourteen of our wholly owned vessels and two vessels owned by associated companies were reduced in the fourth quarter of 2003. A change in accounting estimate was recognised to reflect this decision, resulting in an increase in depreciation expense and consequently decreasing net income by $1.3 million and basic and diluted earnings per share by $0.02, for 2003.

Following the dividend of most of our remaining interest in Ship Finance on March 22, 2007, we re-evaluated the basis of our consolidation of Ship Finance under FIN 46(R) and determined that consolidation of Ship Finance and its subsidiaries was no longer appropriate and that the vessels chartered in from Ship Finance should be accounted for as assets held under finance leases.

Restatement of Prior Years

During 2006, we reassessed our accounting treatment of certain subsidiaries in the ITC Group under FIN 46(R) and determined that we are not the primary beneficiary of the variable interest entities CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited, CalPetro Tankers (Bahamas III) Limited and CalPetro Tankers (IOM) Limited for the years ended December 31, 2004 and December 31, 2005. In prior years these entities were fully consolidated but as a result of the reassessment they are now being accounted for under the equity method. As a result of this reassessment we have retroactively restated our financial statements for the years ended December 31, 2004 and 2005. The impact of the restatement is detailed fully in note 3 of the financial statements included in Item 18. Because the equity accounting and consolidation models result in the same net income, the restatement has not resulted in a change in net assets, however, there have been several reclassifications in the balance sheets and statements of operations.

In April 2006, Chevron terminated its bareboat charter with CalPetro Tankers (Bahamas III) Limited. Under FIN 46(R) this is considered a triggering event and we began to consolidate the variable interest entity from that date.

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

Management believes that the following accounting policies are the most critical in fully understanding and evaluating our reported financial results as they require a higher degree of judgement in their application resulting from the need to make estimates about the effect of matters that are inherently uncertain. See Note 2 to our audited Consolidated Financial Statements included herein for details of all of our material accounting policies.

Revenue Recognition
-------------------
Revenues are generated from freight billings, time charter and bareboat charter hires. Time charter and bareboat charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter the revenues and associated voyage costs are recognized rateably over the estimated duration of the voyage, which is measured from completion of discharge to completion of discharge. The operating results of voyages in progress at a reporting date are estimated and recognized pro-rata on a per day basis. Probable losses on voyages are provided for in full at the time such losses can be estimated. Amounts receivable or payable arising from profit sharing arrangements are accrued based on the estimated results of the voyage recorded as at the reporting date.

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

Vessels and Depreciation
------------------------

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

If the estimated economic useful life is incorrect, or circumstances change such that the estimated economic useful life has to be revised, an impairment loss could result in future periods. We will continue to monitor the situation and revise the estimated useful lives of our non-double hull vessels as appropriate when new regulations are implemented or expectations of the impact of current rules change.

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

Variable Interest Entities
--------------------------

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

Leases
------

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

Factors Affecting our Results

The principal factors which affect our results of operations and financial position include:

     o    the earnings of our vessels in the charter market;
     o    vessel operating expenses;
     o    administrative expenses;
     o    depreciation;
     o    interest expense;
     o    minority interest

We have derived our earnings from bareboat charters, time charters, voyage charters, pool arrangements and contracts of affreightment.

As at December 31, 2006, 2005 and 2004, 34, 51 and 50, respectively, of our vessels operated in the voyage charter market. The tanker industry has historically been highly cyclical, experiencing volatility in profitability, vessel values and freight rates. In particular, freight and charter rates are strongly influenced by the supply of tanker vessels and the demand for oil transportation services.

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

Depreciation, or the periodic cost charged to our income for the reduction in usefulness and long-term value of our vessels, is also related to the number of vessels we own or lease. We depreciate the cost of our vessels, less their estimated residual value, over their estimated useful life on a straight-line basis. No charge is made for depreciation of vessels under construction until they are delivered.

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

Inflation

Although inflation has had a moderate impact on our vessel operating expenses and corporate overheads, management does not consider inflation to be a significant risk to direct costs in the current and foreseeable economic environment other than potentially in relation to insurance costs and crew costs. It is anticipated that insurance costs, which have risen considerably over the last three years, may well continue to rise over the next few years. Oil transportation is a specialized area and the number of vessels is increasing. There will therefore be an increased demand for qualified crew and this has and will continue to put inflationary pressure on crew costs. However, in a shipping downturn, costs subject to inflation can usually be controlled because shipping companies typically monitor costs to preserve liquidity and encourage suppliers and service providers to lower rates and prices in the event of a downturn.

Year ended December 31, 2006 compared with the year ended December 31, 2005

Total operating revenues and voyage expenses and commission

------------------------------------------------------------------------------
                                Year ended December 31,           Change
(in thousands of $)                2006        2005           $            %
------------------------------------------------------------------------------
Voyage charter revenues         1,114,531   1,152,240     (37,709)          (3)
Time charter revenues             364,956     205,837     159,119           77
Bareboat charter revenues          89,655     142,562     (52,907)         (37)
Finance lease interest income       9,411           -       9,411          100
Other income                        5,310       3,877       1,433           37
------------------------------------------------------------------------------
Total operating revenues        1,583,863   1,504,516      79,347            5
------------------------------------------------------------------------------

Total operating revenues were relatively stable between 2005 and 2006 due to similar market conditions. During 2006 there was a change in fleet employment from the spot market to the time charter market in order to reduse exposure to the spot market, especially in the case of non-double hull vessels. The change in fleet employment has resulted in an increase in total time charter revenues and a decrease in voyage charter revenues. See the table above "Summary of Fleet Employment" for more details of our fleet employment during 2006. Bareboat charter revenues declined due to the redelivery from bareboat charters of four vessels in the first and second quarters of 2006.

Voyage charter revenues include pool revenues. Certain pools are responsible for paying voyage expenses and distribute net pool revenues to the participants while other pools require the participants to pay and account for voyage expenses, and distribute gross pool revenues to the participants such that the participants' resulting net pool revenues are equal to net pool revenues calculated according to the agreed formula. An analysis of our pool revenues included in voyage revenues is as follows:

----------------------------------------------------------
(in thousands of $)                         2006      2005
----------------------------------------------------------
Pool earnings allocated on gross basis   131,099   128,726
Pool earnings allocated on net basis           -    25,015
----------------------------------------------------------
Total pool earnings                      131,099   153,741
----------------------------------------------------------

Our vessels are operated under time charters, bareboat charters, voyage charters, pool arrangements and COAs. Under a time charter, the charterer pays substantially all of the vessel voyage costs. Under a bareboat charter the charterer pays substantially all of the vessel voyage and operating costs. Under a voyage charter, the vessel owner pays such costs. Vessel voyage costs are primarily fuel and port charges. Accordingly, charter income from a voyage charter would be greater than that from an equally profitable time charter to take account of the owner's payment of vessel voyage costs. In order to compare vessels trading under different types of charters, it is standard industry practice to measure the revenue performance of a vessel in terms of average daily TCEs. For voyage charters, this is calculated by dividing net voyage revenues by the number of days on charter. Days spent off-hire are excluded from this calculation. For comparability, TCEs for bareboat charters include an allowance for estimated operating costs that would be paid by us under an equivalently profitable time charter. In 2006 we include an allowance of $6,500 per day for estimated operating costs (2005 and 2004-$6,500 per day).

A summary of average time charter equivalent earnings per day for our fleet is as follows:

(in $ per day)     2006     2005     2004     2003     2002
-----------------------------------------------------------
VLCC             57,800   57,400   78,000   42,300   22,500
Suezmax          37,800   40,300   57,900   33,900   18,400
Suezmax OBO      31,700   34,900   27,900   31,900   17,700
Containerships   22,700   26,100        -        -        -

Ship operating expenses

                       Year ended December 31,         Change
(in thousands of $)       2006        2005          $           %
-------------------------------------------------------------------
Suezmax OBO              32,111      17,658      14,453          82
Suezmax                  63,068      53,935       9,133          17
VLCC                    100,113      75,931      24,182          32
Containerships            4,085       1,178       2,907         247
-------------------------------------------------------------------
                        199,377     148,702      50,675          34
-------------------------------------------------------------------

Ship operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, drydockings, lubricating oils and insurance. Overall, ship operating expenses have increased in 2006 compared with 2005 due to fleet changes and increased drydockings.

Major movements between 2006 and 2005 are as follows:

     o An increase in drydockings during the year from 10 vessels in 2005 to 19 vessels in 2006. This resulted in an operating expense increase of $27.8 million.
     o Costs associated with the newly acquired Aframax vessel Front Puffin were $2.1 million before we started the conversion of this vessel to an FPSO vessel.
     o Increased commercial management fees of $3.4 million in relation to certain charters beginning in 2006.
     o General increase of $15.9 million due to vessels acquired and delivered from bareboat during 2006.
     o Vessel sales did not result in a significant decline in ship operating expenses due to vessels sold during the year being primarily bareboat vessels.

Charterhire expenses

                        Year ended December 31,         Change
(in thousands of $)         2006        2005         $           %
---------------------------------------------------------------------
Charterhire expenses      24,923      11,711      13,212         113
---------------------------------------------------------------------

Number of vessels chartered in and accounted
for as operating leases:                     2006                     2005
----------------------------------------------------------------------------
      VLCC                                      1                        -
      Suezmax                                   1                        1
----------------------------------------------------------------------------
                                                2                        1
----------------------------------------------------------------------------

The increase in charterhire expense in 2006 is due to two vessels under operating lease in 2006 compared to one vessel under operating lease in 2005.

Administrative expenses

                          Year ended December 31,        Change
(in thousands of $)          2006        2005          $           %
-----------------------------------------------------------------------
Administrative expenses      32,214      21,061      11,153          53

The increase in administrative expenses in 2006 compared to 2005 is primarily due to the following items:

     o $6.0 million due to increased salary costs as the result of an increase in total employees and performance related bonuses,
     o $3.4 million due to an increase in professional fees in relation to corporate transactions and Sarbanes-Oxley section 404 compliance,
     o    $0.3 million due to increased rent costs, and
     o    $0.7 million due to increased travel costs.

Interest income

                        Year ended December 31,      Change
(in thousands of $)       2006       2005           $         %
--------------------   ---------   ---------   ---------   ---------
Interest income           47,733      40,867       6,866          17

Interest income has increased primarily as a result of an increase in interest earned on bank deposits due to a combination of increased interest rates and an increase in average cash balances held.

Interest expense

                        Year ended December 31,     Change
(in thousands of $)       2006        2005          $          %
--------------------   ---------   ---------   ---------   ---------
Interest expense         206,144     206,058          86           -

Interest expense increased in 2006 compared to 2005 due to rising LIBOR rates on a relatively stable average debt balance. This was partially offset by favourable movements in Ship Finance's interest rate swaps and lower amortization of deferred charges. In 2005, we had high amortization of deferred charges due to write offs as a result of repayment of debt on vessels sold during the year and the repurchase of Ship Finance 8.5% Senior Notes.

Equity earnings of unconsolidated subsidiaries and associated companies

                                           Year ended December 31,         Change
(in thousands of $)                           2006        2005           $          %
----------------------------------------   ---------   ---------   ---------    ---------
Share of results of associated companies       1,118       3,379      (2,261)         (67)

As of December 31, 2006, we account for seven investees (2005: seven) under the equity method. There was an overall decrease in share of results in associated companies because of decreased earnings from Tobago, as, after the sale of this vessel to Ship Finance, we began consolidation of this vessel. Also, we began consolidation of CalPetro Tankers (Bahamas III) Limited in 2006, which resulted in a further decrease. These decreases were partially offset by earnings from the new investee, Front Shadow.

Foreign currency exchange gains

                                  Year ended December 31,        Change
(in thousands of $)                  2006        2005         $           %
-------------------------------   ---------   ---------   ---------    --------
Foreign currency exchange gains       1,056      18,829     (17,773)        (94)

Our foreign currency exchange gains are principally due to forward currency exchange contracts which are denominated in Yen. As of December 31, 2005 we were party to five Yen denominated forward currency exchange contracts with a notional principal of (Y) 8.7 billion. In the year ended December 31, 2005, we recorded realized gains of $16.7 million in relation to these forward currency exchange contracts. The gains were due to the weakening of the Yen against the US Dollar. All of our Yen denominated forward currency exchange contracts expired during the fourth quarter of 2006. The gain on these contracts during 2006 was much lower than 2005 due to less movement in the Yen against the US dollar.

Other

                                                       Year ended December 31,            Change
(in thousands of $)                                       2006         2005           $            %
----------------------------------------------------   ---------    ---------    ---------    ---------
Mark to market adjustments for financial
derivatives                                               (2,735)      16,068      (18,803)        (117)
Gains and losses from freight forward agreements          (8,162)      (1,569)      (6,593)        (420)
Dividends received                                        13,317        1,540       11,777          765
Realized gain on sale of securities                        9,782       28,035      (18,253)         (65)
Other financial items, net                                (3,700)       1,755       (5,455)        (311)

The unfavourable movement in market to market adjustments relates primarily to interest rate swaps held by Ship Finance and is due to new interest rate swaps fixing interest at a higher rate in 2006.

Dividend income in 2006 was primarily dividends received on the shares of General Maritime Corporation, or General Maritime, that we held.

The 2005 gain on sale of securities represents the gain on sale of Golden Ocean and General Maritime shares described below. The 2006 gain on sale of securities represents the gain on sale of the remainder of our holding in General Maritime shares.

Minority interest

Minority interest represents minority investors' interests in the net income of Ship Finance. As of December 31, 2006 minority investors owned 88.9% (2005:
83.83%) of the shares of Ship Finance.

Year ended December 31, 2005 compared with the year ended December 31, 2004

Total operating revenues and voyage expenses and commission

                            Year ended December 31,         Change
(in thousands of $)           2005        2004           $          %
-------------------------   ---------   ---------   ---------    ---------
Voyage charter revenues     1,152,240   1,554,519    (402,279)         (26)
Time charter revenues         205,837     108,246      97,591           90
Bareboat charter revenues     142,562     176,381     (33,819)         (19)
Other income                    3,877       3,777         100            3
-------------------------   ---------   ---------   ---------    ---------
Total operating revenues    1,504,516   1,842,923    (338,407)         (18)
-------------------------   ---------   ---------   ---------    ---------

Total operating revenues decreased by 18% in 2005 compared with 2004 which primarily reflects weaker earnings in the spot market. The decrease in voyage charter revenues primarily reflects the strategic change in the employment of five VLCCs from the spot market to time charters along with a general downward trend in the market compared to the unusually high market in 2004. An analysis of our pool revenues included in voyage revenues is as follows:

(in thousands of $)                           2005                        2004
-------------------------------------------------------------------------------
Pool earnings allocated on gross basis     128,726                      78,430
Pool earnings allocated on net basis        25,015                     117,179
-------------------------------------------------------------------------------
Total pool earnings                        153,741                     195,609
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

Ship operating expenses

                       Year ended December 31,          Change
(in thousands of $)       2005        2004         $           %
--------------------   ---------   ---------   ---------   ---------
Suezmax OBO               17,658      15,350       2,308          15
Suezmax                   53,935      43,523      10,412          24
VLCC                      75,931      71,512       4,419           6
Containerships             1,178           -       1,178         100
--------------------   ---------   ---------   ---------   ---------
                         148,702     130,385      18,317          14
--------------------   ---------   ---------   ---------   ---------

Ship operating expenses have increased primarily as a result of fleet changes and drydockings in the year. Major movements are as follows:

     o An increase in drydockings during the year from seven vessels in 2004 to ten in 2005
     o Inclusion of a full year's operating costs for five Suezmaxes purchased during 2004 resulting in an increase in costs totalling $10.9 million
     o    Increase of $4.7 million due to acquisition of four VLCCs during 2005
     o Increase of $1.2 million due to acquisition of two containerships during 2005
     o Reduction of costs totalling $2.1 million due to sale of the vessel Golden Fountain late in 2004
     o Reduction of costs of $4.7 million due to the sale of five Suezmaxes during the year

Charterhire expenses

                        Year ended December 31,     Change
(in thousands of $)       2005        2004         $           %
--------------------   ---------   ---------   ---------   ---------
Charterhire expenses      11,711      39,302     (27,591)        (70)
--------------------   ---------   ---------   ---------   ---------

Number of vessels chartered in and accounted
for as operating leases:       2005                     2004
----------------------------------------------------------------
      VLCC                       -                        3
      Suezmax                    1                        1
----------------------------------------------------------------
                                 1                        4
----------------------------------------------------------------

Charterhire expenses have decreased primarily as a result of our purchase in the first quarter of the year of three VLCCs which were previously chartered in and accounted for as operating leases.

Administrative expenses

                           Year ended December 31,        Change
(in thousands of $)          2005        2004          $           %
-----------------------   ---------   ---------   ---------    ---------
Administrative expenses      21,061      25,596      (4,535)         (18)

The decrease in administrative expenses in 2005 is mainly attributable to 2004 including charges relating to employee stock options of $5.5 million which have not been incurred in 2005 as our employee stock option plans terminated in June 2004.

Depreciation

                        Year ended December 31,     Change
(in thousands of $)       2005        2004          $          %
--------------------   ---------   ---------   ---------   ---------
Depreciation             198,359     180,497      17,862          10

The increase in depreciation is primarily attributable to:

     o    Reduction of $5.9 million due to sale of five vessels in the year
     o Additional depreciation of $15.6 million due to purchase of nine vessels in the year
     o Increase of $8.9 million due to full year's depreciation for vessels purchased during 2004

In 2004, Golden Fountain was fully consolidated under FIN 46 and $3.3 million in depreciation was included in the charge for that year. As discussed in Note 17 of the financial statements included herein, the vessel Golden Fountain was sold late 2004 and as such, we have not recorded any depreciation in 2005.

Interest income

                       Year ended December 31,       Change
(in thousands of $)       2005        2004        $           %
--------------------   ---------   ---------   ---------   ---------
Interest income           40,867      31,403       9,464          30

Interest income has increased primarily as a result of an increase in interest earned on bank deposits due to a combination of increased interest rates and an increase in average cash balances held.

Interest expense

                       Year ended December 31,         Change
(in thousands of $)         2005        2004   $           %
--------------------   ---------   ---------   ---------   ---------
Interest expense         206,058     194,378      11,680           6

Interest expense has increased primarily due to:

     o Increase in loan interest of $25.2 million due to combination of increase in LIBOR and a larger debt balance
     o Decrease in swap interest of $10.7 million due to the increase in LIBOR
     o Decrease in interest on Ship Finance 8.5% Senior Notes of $5.6 million as a result of the repurchase of $73.2 million of the Notes
     o Increase in amortization of deferred charges of $6.6 million primarily due to write offs as a result of repayment of debt on vessels sold during the year and the repurchase of Ship Finance 8.5% Senior Notes

Equity earnings of unconsolidated subsidiaries and associated companies

                                           Year ended December 31,        Change
(in thousands of $)                           2005        2004          $          %
----------------------------------------   ---------   ---------   ---------    ---------
Share of results of associated companies       3,379      10,425      (7,046)         (68)

As of December 31, 2005, we account for seven investees under the equity method (2004: six investees). One of those investees, Golden Fountain Corporation, sold its vessel in December 2004 and was effectively dormant in 2005. Our share of results of associated companies has decreased primarily due to an overall reduction in investee earnings for the year.

Foreign currency exchange gains and losses

                                           Year ended December 31,         Change
(in thousands of $)                           2005        2004         $           %
----------------------------------------   ---------   ---------    ---------   ---------
Foreign currency exchange gains (losses)      18,829      (4,932)      23,761         482

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

Other

                                                       Year ended December 31,           Change
(in thousands of $)                                       2005         2004          $            %
----------------------------------------------------   ---------    ---------    ---------    ---------
Mark to market adjustments for financial derivatives      16,068        9,000        7,068           79
Gains and losses from freight forward agreements          (1,569)     (14,844)      13,275           89
Dividends received                                         1,540           21        1,519            -
Realized gain on sale of securities                       28,035        7,151       20,884            -
Other financial items, net                                 1,755        1,981         (226)         (11)

The increase in mark to market adjustments for interest rate swaps is due to the increase in the forward rate curve. As of December 31, 2005, we were party to interest rate swaps with a total notional principal of $618.3 million compared to a total notional principal of $631.4 million in 2004.

The freight forward agreements are primarily speculative and are based on the Baltic Capesize Index. Lower losses are due to favourable movements in 2005.

Gain on sale of securities relates to the sale of General Maritime and Golden Ocean shares in 2005 and General Martime and Knightsbridge Tankers shares in 2004.

Minority interest

Minority interest represents minority investors' interests in the net income of Ship Finance. As of December 31, 2005, minority investors owned 83.83% of the shares of Ship Finance.

Discontinued operations

As discussed in Item 4A above, the financial results of certain dry bulk interests transferred to Golden Ocean have been reported under discontinued operations for 2005 and 2004. Of the $117.6 million reported as discontinued operations in 2004, $99.5 million relates to a gain on disposal due to accounting for the non pro-rata distribution of Golden Ocean shares at fair value. This gain comprises of $84.6 million from the distribution of shares and $14.9 million from the sale of shares on behalf of our US shareholders who were excluded from the distribution. The fair value of the spin off was determined by reference to the average quoted share price of NOK 3.71 (US$ 0.60) which represents the average share price of Golden Ocean on the Oslo stock exchange in the first five days of trading.

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

In 2005, we disposed of our last remaining dry bulk carrier which has been accounted for as discontinued operations as we do not plan on having any continued involvement in dry bulk operations. In 2005, discontinued operations also includes a portion of the gain on sale of shares of Golden Ocean in February 2005 representing the difference between the cost of the shares and the fair value of the shares on the date of the spin off of Golden Ocean.

Recent accounting pronouncements

In March 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 156 Accounting for Servicing of Financial Assets - an amendment to FAS 140 ("FAS 156"). FAS 156 requires that all separately recognized servicing rights be initially measured at fair value if practicable. The statement also permits an entity to choose between two measurement methods for each class of separately recognized servicing assets and liabilities. FAS 156 is effective for fiscal years beginning after September 15, 2006. The adoption of FAS 156 on January 1, 2007 did not have an impact on the Company's financial statements.

In June 2006, the FASB issued Interpretation No. 48 Accounting for Uncertainty in Income Taxes - an interpretation of FAS 109 ("FIN 48"). FIN 48 clarifies the application of FAS 109 by defining the criterion that an individual tax position must meet for any part of the benefit of that position to be recognized in an entity's financial statements and also provides guidance on measurement, de-recognition, classification, interest and penalties and disclosure. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 on January 1, 2007 did not have an impact on the Company's financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 Fair Value Measurements ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. FAS 157 applies under most other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. FAS 157 is effective for fiscal years beginning after November 15, 2007. The Company has not yet determined the effect of adoption of FAS 157 on its financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158 Employers' Accounting for Defined Benefit Pension and Other Post Retirement Plans - an amendment of FAS 87, 88, 106, and 132R ("FAS 158"). FAS 158 requires that the funded status of defined benefit post retirement plans be recognized in the statement of financial position and changes in the funded status be reflected in comprehensive income. FAS 158 also requires the benefit obligations to be measured as of the same date of the financial statements and requires additional disclosures related to the effects of delayed recognition of gains or losses, prior service costs or credits and transition assets or obligation on net periodic benefit cost. FAS 158 is effective for fiscal years ending after December 15, 2006 for employers without publicly traded securities. The adoption of FAS 158 on January 1, 2007 did not have an impact on the Company's financial statements.

In September 2006, the United States Securities and Exchange Commission ("SEC") issued SAB No. 108 Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements, which provides interpretative guidance on how registrants should quantify financial statement misstatements. Under SAB 108 registrants are required to consider both a "rollover" method, which focuses primarily on the income statement impact of misstatements, and the "iron curtain" method, which focuses primarily on the balance sheet impact of misstatements. The effects of prior year uncorrected errors include the potential accumulation of improper amounts that may result in material misstatement on the balance sheet or the reversal of prior period errors in the current period that result in a material misstatement of the current period income statement amounts. Adjustments to current or prior period financial statements would be required in the event that after application of various approaches for assessing materiality of a misstatement in a current period financial statements and consideration of all relevant quantitative and qualitative factors, a misstatement is determined to be material. We adopted the provisions of SAB 108 as of December 31, 2006 and this did not have a material effect on the Company's results of operations or financial position.

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

Our funding and treasury activities are conducted within corporate policies to maximize investment returns while maintaining appropriate liquidity for our requirements. Cash and cash equivalents are held primarily in U.S. dollars with some balances held in British Pound and Norwegian Kroner.

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

At December 31, 2006 we estimated cash breakeven average daily TCE rates of approximately $22,400 for our Suezmax tankers and approximately $29,700 for our VLCCs. These are the daily rates our vessels must earn to cover payment of budgeted operating costs (including corporate overheads), estimated interest and scheduled loan principal repayments. These rates do not take into account loan bullet repayments at maturity, which we expect to refinance with new loans.

Our long-term liquidity requirements include funding the equity portion of investments in new or replacement vessels, repayment of long-term debt balances including Ship Finance's $449.1 million 8.5% Senior Notes due 2013 and funding any payments we may be required to make due to lessor put options on certain vessels we charter in. During 2006, Ship Finance bought back and cancelled 8.5% Senior Notes with a principal amount of $8.0 million. Sources of funding our long-term liquidity requirements include new loans or equity issues, vessel sales and sale and leaseback arrangements.

As of December 31, 2006, 2005 and 2004, we had cash and cash equivalents of $197.1 million, $92.8 million and $96.9 million, respectively. As of December 31, 2006, 2005 and 2004, we had restricted cash balances of $677.5 million, $636.8 million and $592.6 million, respectively. Our restricted cash balances contribute to our total short and medium term liquidity as they are used to fund payment of certain loans and lease payments which would otherwise be paid out of our cash balances. $269.1 million of our restricted cash as of December 31, 2006 serves to support our obligations to make charterhire payments to Ship Finance, and is subject to adjustment based on the number of charters that we are a party to. We are entitled to use these funds only (1) to make charterhire payments (including profit sharing payments) to Ship Finance and (2) for reasonable working capital purposes to meet short term voyage expenses.

We currently have four VLCC and eight Suezmax vessels under construction. We paid $68.9 million in newbuilding instalments in 2006 in respect of these newbuilding contracts and have paid $27.9 million so far in 2007. The remaining instalments of approximately $885 million will be financed through a combination of bank loans, other financing sources and existing liquidity. In addition to the newbuilding commitment, we also have commitments with respect to the delivery of three heavy lift vessels to Sealift. The remaining heavy lift conversion commitments as of the end of June are $118.8 million and are likely to be financed from the proceeds from the sale of the vessels to Sealift.

We consolidated the assets and liabilities of ITC effective December 31, 2003, with the exception of certain subsidiaries which have been accounted for using the equity method. We acquired ITC in May 2004. At December 31, 2006 ITC's assets include $390.9 million (2005: $328.9 million) of restricted cash deposits which is held for the benefit of the holders of the Notes issued on behalf of ITC subsidiaries. This restricted cash also includes deposits which can only be used to meet liabilities under the lease agreements.

During the year ended December 31, 2006 we paid total cash dividends of $654.5 million. In the first quarter of 2007, we declared a cash dividend of $2.05 per share for the fourth quarter of 2006 representing a total cash payment of $153.4 million.

Borrowing activities

In August 2004, we entered into a $65 million secured term loan facility with a syndicate of banks. The facility bore interest at LIBOR plus a margin of 1.00%. The facility was repaid in March 2006.

In October 2004, we entered into a $20 million secured term loan facility. The proceeds were used to finance the acquisition of a 1992 built Suezmax tanker. The facility bore interest at LIBOR plus a margin of 0.75%. The loan was repaid in full in February 2007.

In January 2005, we entered into a $20 million secured term loan facility. The proceeds were used to finance the acquisition of a 1988 built Suezmax tanker. The facility bears interest at LIBOR plus a margin of 0.80%. The facility must be repaid by January 31, 2010. The facility contains a minimum value covenant and covenants that require the Company to maintain a minimum level of free cash and positive working capital.

In December 2005, we entered into a $69.0 million loan facility with DnB NOR Bank ASA. The facility bore interest at LIBOR plus 120 basis points secured by certain marketable securities and cash deposits. The facility was repaid in full in August 2006.

In June 2006, we entered into an $80 million secured term loan facility. The proceeds were used to finance the acquisition of a 2006 built VLCC tanker. The facility bears interest at LIBOR plus a margin of 0.50%. The facility was due June 26, 2007, and has now been refinanced on the same terms and conditions with maturity in June 2008. The facility contains a minimum value covenant and covenants that require the Company to maintain a minimum level of free cash and positive working capital.

In September 2006, we entered into a $24 million secured term loan facility. The proceeds were used to finance the acquisition of a 1990 built Aframax tanker. The facility bore interest at LIBOR plus a margin of 0.90%. The facility was repaid in April 2007.

In 2006, Ship Finance repurchased and cancelled 8.5%, senior notes with a total principal amount of $8.0 million. In February 2006, Ship Finance entered into a total return bond swap line with a bank in which the bank buys their senior notes, and they compensate the bank for its funding cost plus a margin. Through this arrangement, Ship Finance is able to realize profits, but guarantee against losses for the bank. During 2006 the bank acquired senior notes with a total principal amount of $52.0 million under this bond swap line. As at December 31, 2006, Ship Finance had $449.1 million outstanding on its issue in 2003 of $580.0 million 8.5% Senior Notes due 2013.

In February 2005, Ship Finance refinanced their existing $1,058.0 million secured credit facility with a new $1,131.4 million secured credit facility. This facility bears interest at LIBOR plus a margin of 0.70% per annum, is repayable over a term of six years and has similar security terms to the repaid facility. In September 2006, Ship Finance signed an agreement whereby the existing debt facility which had been partially repaid, was increased by $219.7 million to the original outstanding amount of $1,131.4 million. The increase is available on a revolving basis. At December 31, 2006, the outstanding amount on this facility was $953.3 million. This facility contains a minimum value covenant, which requires that the aggregate value of Ship Finance vessels secured as collateral exceed 140% of the outstanding amount of the facility. The new facility also contains covenants that require Ship Finance to maintain certain minimum levels of free cash, working capital and equity ratios.

In June 2005, Ship Finance entered into a combined $350.0 million senior and junior secured term loan facility with a syndicate of banks. At December 31, 2006, the outstanding amount on this facility was $316.1 million. The proceeds of the facility were used to partly fund the acquisition of five VLCCs. The facility bears interest at LIBOR plus a margin of 0.65% per annum for the senior loan and LIBOR plus a margin of 1.00% per annum for the junior loan. The facility is repayable over a term of seven years has similar security terms as the $1,131.4 million facility. This facility contains a minimum value covenant, which requires that the aggregate value of Ship Finance vessels exceed 140% of the outstanding amount of the senior loan and, for as long as any amount is outstanding under the junior loan, 125% of the total outstanding loan. The facility also contains covenants that require Ship Finance to maintain certain minimum levels of free cash, working capital and equity ratios.

In April 2006, five vessel owning subsidiaries of Ship Finance entered into a $210 million secured term loan facility with a syndicate of banks. The facility is non recourse to Ship Finance, as the holding company does not guarantee this debt. The proceeds of the facility were used to partly fund the acquisition of five newbuilding container vessels in connection with Ship Finance's long-term bareboat charters to Horizon Lines. At December 31, 2006, the outstanding amount under this facility was $41.6 million relating to the first vessel, which was delivered during the fourth quarter 2006. The second vessel was delivered during the first quarter of 2007, and the remaining three vessels were delivered during the second quarter of 2007. The facility bears interest at LIBOR plus a margin of 1.40% per annum, is repayable over a term of 12 years and is secured by the vessel owning subsidiaries' assets. The facility contains a minimum value covenant, which requires that the aggregate value of Ship Finance vessels exceed 120% of the outstanding loan if there is a default under any of the charters. The vessel owning subsidiaries have entered into 12 year interest rate swaps with a combined notional principal amount of $207.9 million at rates of approximately 5.65% per annum.

In June 2006, Ship Finance's subsidiary, Rig Finance, entered into a $165 million secured term loan facility with a syndicate of banks. The proceeds of the facility were used to partly fund the acquisition of a newbuilding jack-up drilling rig. At December 31, 2006, the outstanding amount under this facility was $155.1 million. The facility bears interest of LIBOR plus a margin of 1.15% per annum as long as the rig is employed under an initial sub-charter to a third party, but in no event longer than the first 36 months, and LIBOR plus a margin of 1.20% per annum thereafter. The facility contains a minimum value covenant, which requires that the value of the rig exceed 120% of the outstanding loan during the period up to six months prior to expiry of the initial sub-charter to the third party, and 140 % thereafter. The facility is repayable over six years and is secured by the rig owning subsidiary's assets. The lenders have limited recourse to Ship Finance as the holding company only guarantees $10 million of this debt. The facility contains covenants that require Ship Finance to maintain certain minimum levels of free cash, working capital and equity ratios.

In June 2006, Ship Finance entered into a $25 million secured revolving credit facility. The proceeds of the facility were used to partly fund a VLCC acquired in January 2006. The facility was repaid in full in December 2006, when the vessel was sold to an unrelated third party.

In September 2006, Ship Finance's subsidiary Front Shadow entered into a $22.7 million secured term loan facility. The proceeds of the facility were used to partly fund the acquisition of a 1997 built Panamax dry bulk carrier. At December 31, 2006, the outstanding amount under this facility was $22.7 million. Front Shadow is accounted for using the equity method. The facility bears interest of LIBOR plus a margin of 0.59% per annum. The facility contains a minimum value covenant, which requires that the value of the vessel exceed 110% of the outstanding loan during the first four years, and 125% thereafter. The facility is repayable over ten years and is secured by the vessel owning subsidiary's assets. The lenders have limited recourse to Ship Finance as the holding company guarantees $2.1 million of this debt.

We were in compliance with all loan covenants at December 31, 2006.

Acquisitions and Disposals

Ship Finance
------------

In 2004, we distributed 48.2% of the common shares of Ship Finance to our ordinary shareholders. On January 28, 2005 and February 22, 2005 our Board approved further spin-offs of the shares in Ship Finance. On February 18, 2005, each of our shareholders received one share of Ship Finance for every four shares of ours held and on March 24, 2005 each of our shareholders received one share of Ship Finance for every ten shares of ours held. Following these transactions our shareholding in Ship Finance was approximately 16.2% at December 31, 2005.

On February 17, 2006, our Board approved a further spin-off of the shares in Ship Finance. On March 20, 2006, each of our shareholders received one share of Ship Finance for every twenty shares of ours held. Following this transaction our shareholding in Ship Finance was approximately 11.1% at December 31, 2006.

On February 27, 2007, our Board approved a final spin-off of our remaining shares in Ship Finance. On March 22, 2007, each of our shareholders received three shares of Ship Finance for every twenty-eight shares of ours held. All of these share distributions have had no effect on our liquidity.

Golden Ocean
------------

In the fourth quarter of 2004, the Company completed the non pro-rata spin off of its subsidiary Golden Ocean. In connection with the spin off, total cash of $32.1 million was paid to non qualifying U.S. shareholders who received a cash equivalent of $1.80 ($0.60 per Golden Ocean share) per Frontline share held. The spin off resulted in the recognition of a gain of $99.5 million. We retained 10.7% of the shares of Golden Ocean as at December 31, 2004. These shares were subsequently sold in February 2005 for proceeds of NOK 100.5 million, equivalent to approximately $16.5 million.

In 2005, Golden Ocean exercised its options to acquire from us the shares in two single purpose companies each owing a newbuilding contract for a Panamax vessel. These options were at a price equal to our costs, including instalments paid to date, plus our funding expenses. These options were exercised at a total price of $16.8 million.

Independent Tankers Corporation
-------------------------------

On July 1, 2003, we purchased a call option for $10.0 million to acquire all of the shares of ITC from Hemen for a total consideration of $4.0 million plus 4% interest per year. On May 27, 2004 we exercised this purchase option and paid $14.1 million.

Chevron redelivered the Suezmax vessel Front Voyager to us in April 2006 and pursuant to the terms of the charter paid us a termination fee in the amount of $5.05 million.

General Maritime
----------------

As at January 1, 2005 we held a total of 1,584,700 shares in General Maritime Corporation, or Genmar. During 2005 we acquired a total of 5,209,000 Genmar shares and sold 2,933,700 Genmar shares and as at December 31, 2005 held 3,860,000 Genmar shares which was equivalent to 9.98% of their total shares outstanding.

In August 2006, we sold our entire holding of 3,860,000 shares in Genmar for $40 per share.

Tsakos Shipping and Trading SA
------------------------------

In March 2007, we sold our entire holding of 32,000 shares in Tsakos for approximately $1.5 million.

Sealift
-------

In January 2007, we subscribed for 30 million shares issued by Sealift in a private placement at a cost of $60 million. In May 2007, Sealift completed the combination of its businesses with the Dockwise group of companies. As part of the transaction, Sealift completed another private placement of 19.9 million shares and Frontline subscribed for five million of these additional shares. Sealift also issued 94.1 million shares to the former Dockwise shareholders. After completion of this transaction Frontline owns 17.1% of Sealift.

Sea Production
--------------

In February 2007, we subscribed for approximately 28% of the equity issued in a private placement by Sea Production at a cost of $51 million. In June 2007, we sold our entire holding of 25,500,000 shares in Sea Production for a net price of NOK 15.75 per share, equivalent to approximately $67 million.

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

During 2005, Ship Finance repurchased and cancelled a further 1,757,100 common shares. The shares were repurchased at an average price of $18.81 for a total amount of $33.1 million.

In January 2006, Ship Finance repurchased and cancelled a further 400,000 common shares. The shares were repurchased at an average price of $18.03 for a total amount of $7.2 million, which resulted in an increase in Frontline's shareholding from 16.2% to 16.3%.

Derivative Activities

Ship Finance uses financial instruments to reduce the risk associated with fluctuations in interest rates. Ship Finance has a portfolio of interest rate swaps that swap floating rate interest to fixed rate, which from a financial perspective hedge interest rate exposure. We do not currently hold or issue instruments for speculative or trading purposes. As at December 31, 2006 Ship Finance's interest rate swap arrangements effectively fix interest rate exposure on $738.7 million of floating rate debt. These interest rate swap agreements expire between August 2008 and May 2019.

Tabular disclosure of contractual obligations

At December 31 2006, we had the following contractual obligations and commitments:

                                                  Payment due by period

                               Less than 1 year   1 - 3 years   3 - 5 years   After 5 years     Total
----------------------------   ----------------   -----------   -----------   -------------   ---------
(In thousands of $)
Senior notes (8.5%)                           -             -             -         449,080     449,080
Serial notes (6.5% to 6.68%)             13,700        15,900         1,200               -      30,800
Term notes (7.84% to 8.04%)               1,340        13,365        27,750         323,745     366,200
Term notes (8.52%)                          570         1,290         1,520           9,364      12,744
Other long-term debt                    265,799       294,523       733,387         310,761   1,604,470
Operating lease obligations               7,950        15,683        12,211           7,430      43,274
Capital lease obligations               127,253       240,545       367,736         288,683   1,024,217
Newbuilding commitments                 235,435       403,595       125,520               -     764,550
----------------------------   ----------------   -----------   -----------   -------------   ---------
Total                                   652,047       984,901     1,269,324       1,389,063   4,295,335
----------------------------   ----------------   -----------   -----------   -------------   ---------

The newbuilding commitments as per December 31, 2006 consists of four VLCC's and four Suezmax vessels. We have since declared options for further four Suezmax vessels.

At December 31 2006, we leased nine vessels that were sold by us at various times during the period from December 1999 to December 2003, and leased back on charters for periods of eight years with lessors' options to extend the charters for periods that range up to five years. One of these vessels is accounted for as an operating lease and eight as capital leases. We have fixed price purchase options at certain specified dates and the lessors have options to put these nine vessels to us at the end of each lease term.

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

Forward-looking information discussed in this Item 5 includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. Please see "Cautionary Statement Regarding Forward-Looking Statements" in this Report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Certain biographical information about each of our directors and executive officers is set forth below.

Name                 Age    Position

John Fredriksen       62    Chairman, Chief Executive Officer, President and
                            Director
Tor Olav Troim        44    Vice-President and Director
Kate Blankenship      42    Director and Audit Committee Chairman
Frixos Savvides       55    Director and Audit Committee member
Bjorn Sjaastad        49    Chief Executive Officer of Frontline Management AS
Inger M. Klemp        44    Chief Financial Officer of Frontline Management AS

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

Tor Olav Troim has been Vice-President and a director of the Company since November 3, 1997. He previously served as Deputy Chairman of Frontline from July 4, 1997, and was a director of Old Frontline from July 1, 1996. Until April 2000, Mr. Troim was the Chief Executive Officer of Frontline Management AS, a company which supports the Company in the implementation of decisions made by the Board of Directors. Mr. Troim graduated as M.Sc Naval Architect from the University of Trondheim, Norway in 1985. His careers include Portfolio Manager Equity in Storebrand ASA (1987-1990) and Chief Executive Officer for the Norwegian Oil Company DNO AS (1992-1995). Since 1995, Mr. Troim has been a director of SeaTankers Management in Cyprus. In this capacity, he has acted as Chief Executive Officer for the public companies Knightsbridge Tankers Limited and Golar LNG Limited (NASDAQ). Mr. Troim was also Chief Executive Officer of Seadrill Ltd. until the recent takeover and integration of Smedvig ASA. Mr Troim is currently Vice Chairman of these three companies and in addition is a director and Chairman of Ship Finance International Limited (NYSE) and a member of the Boards in the public companies Golden Ocean Group Limited (OSE), Aktiv Kapital ASA (OSE) and Marine Harvest ASA (OSE).

Kate Blankenship has been a director since August, 2003. Mrs. Blankenship joined the Company in 1994 and served as the Company's Chief Accounting Officer and Company Secretary until October 2005. Mrs. Blankenship has been Chief Financial Officer of Knightsbridge Tankers Ltd since April 2000 and Secretary of Knightsbridge from December 2000 to March 2007. Mrs. Blankenship has been a Director of Ship Finance since October 2003. Mrs. Blankenship has served as a director of Golar LNG Limited since July 2003 and Golden Ocean since November 2004. Mrs. Blankenship has served as a director of Seadrill Limited since May 2005. She is a member of the Institute of Chartered Accountants in England and Wales.

Frixos Savvides a Chartered Accountant, is a Fellow of the Institute of Chartered Accountants of England and Wales. He was the founder of the audit firm PKF Savvides and Partners in Cyprus and held the position of Managing Partner until 1999 when he became Minister of Health of the Republic of Cyprus. He held this office until 2003. Mr. Savvides is currently a senior independent business consultant, and holds several Board positions including his recent appointment as Vice Chairman of Cyprus Airways. Frixos Savvides was appointed to the Board of Directors of Frontline July 31, 2005.

Bjorn Sjaastad has served as Chief Executive Officer of Frontline Management AS since October 2006. From 2004 to 2006 Mr. Sjaastad ran his own consultancy business. From 1990 to 2004, Mr. Sjaastad was the Chief Executive Officer of Odfjell ASA, a Norwegian based, stock listed, international chemical tanker operator. From 1981 to 1989 Mr. Sjaastad served as a lending officer of DnB NOR ASA (previously Bergen Bank AS), heading up the banks shipping and offshore department in Bergen. Mr. Sjaastad has, over the years, been a member of the boards of a range of companies and has also been the President of the Norwegian Shipowners Association. Please see Item 8.A. "Consolidated Statements and Other Financial Items - Legal Proceedings" for a description of proceedings involving Mr. Sjaastad not involving us.

Inger M. Klemp has served as Chief Financial Officer of Frontline Management AS since June 1, 2006. Mrs. Klemp has served as Vice President Finance from August 2001 until she was promoted in May 2006. Mrs. Klemp graduated as MSc in Business and Economics from the Norwegian School of Management (BI) in 1986. Mrs. Klemp served as Assistant Director Finance in Color Group ASA from 1998 to 2001 and as Group Financial Manager in Color Line ASA from 1992 to 1998, a Norwegian based cruise operator which was stock listed up to October 1999. From 1989 to 1992 Mrs. Klemp served as Assistant Vice President in Nordea Bank Norge ASA handling structuring and syndication of loan facilities in the international banking market. From 1986 to 1989, Mrs. Klemp served as a lending officer of Fokus Bank ASA.

B. COMPENSATION

During the year ended December 31, 2006, we paid to our directors and executive officers (six persons) aggregate cash compensation of $1,648,012 and an aggregate amount of $135,585 for pension and retirement benefits.

C. BOARD PRACTICES

In accordance with our Bye-laws the number of Directors shall be such number not less than two as our shareholders by Ordinary Resolution may from time to time determine and each Director shall hold office until the next annual general meeting following his election or until his successor is elected. We currently have four Directors.

We currently have an audit committee, which is responsible for overseeing the quality and integrity of our financial statements and its accounting, auditing and financial reporting practices, our compliance with legal and regulatory requirements, the independent auditor's qualifications, independence and performance and our internal audit function. Our audit committee consists of two members, Mr. Savvides and Mrs Blankenship.

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

As a foreign private issuer we are exempt from certain requirements of the New York Stock Exchange that are applicable to U.S. listed companies. For a listing and further discussion of how our corporate governance practices differ from those required of U.S. companies listed on the New York Stock Exchange, please visit the corporate governance section of our website at www.frontline.bm.

D. EMPLOYEES

As of December 31, 2006, Frontline and its subsidiaries employed approximately 48 people in their respective offices in Bermuda, London, Oslo and Singapore. We contract with independent ship managers to manage and operate our vessels.

E. SHARE OWNERSHIP

The beneficial interests of our Directors and officers in the Ordinary Shares of Frontline as of June 13, 2007, were as follows:

                                               % of
                      Ordinary Shares of       Ordinary Shares
Director or Officer   $2.50 each               Outstanding
-------------------   ----------------------   -------------------
John Fredriksen*                  26,079,053                 34.85%
Tor Olav Troim                       194,994   **
Kate Blankenship                       2,000   **
Frixos Savvides                            -   **
Inger M. Klemp                        16,000   **
Bjorn Sjaastad                             -   **

*Includes Ordinary Shares held by Hemen Holding Ltd. and other companies indirectly controlled by Mr. John Fredriksen.
** Less than one per cent

As of May 31, 2007, Bjorn Sjaastad holds 100,000 options to acquire ordinary shares in the Company. The options were granted under the Frontline Ltd Share Option Scheme, which was approved by the board on November 16, 2006. The options begin to vest in November 2007 and expire in November 2011. The exercise price of the options is NOK 238.50 and is reduced by the amount of dividends paid. None of our other Directors and officers or employees holds any options to acquire Frontline's Ordinary Shares. In the past we maintained a Bermuda Employee Share Option Plan and a United Kingdom Employee Share Option Plan, however, these plans expired at the end of 2004.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Frontline is indirectly controlled by another corporation (see below). The following table presents certain information regarding the current ownership of our Ordinary Shares with respect to (i) each person who we know to own more than five percent of our outstanding Ordinary Shares; and (ii) all directors and officers as a group as of June 13, 2007.

                                                             Ordinary Shares
Owner                                                      Amount           %

Hemen Holding Ltd. and associated companies (1)           26,079,053      34.85%
All Directors and Officers as a group (six persons) (2)   26,292,047      35.14%

(1) Hemen is a Cyprus holding company indirectly controlled by Mr. John Fredriksen, who is our Chairman and Chief Executive Officer.
(2) Includes Ordinary Shares held by Hemen and associated companies indirectly controlled by Mr. John Fredriksen.

In June 2007 and June 2006, Hemen and associated companies held 34.85% of the Company's Ordinary Shares.

As at May 15, 2007, 45,005,708 of our Ordinary Shares were held by 288 holders of record in the United States.

Our major shareholders have the same voting rights as our other shareholders. No corporation or foreign government owns more than 50% of our outstanding Ordinary Shares. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of Frontline.

B. RELATED PARTY TRANSACTIONS

In June 2006, Rig Finance, a subsidiary of Ship Finance, purchased the jack up rig SeaDrill 3 from SeaDrill Invest I Ltd, or SeaDrill Invest, an affiliated company, for $210 million. The rig was immediately chartered back to SeaDrill Invest for a period of 15 years. The charter party is fully guaranteed by Seadrill Limited, the ultimate parent company of SeaDrill Invest. SeaDrill Invest has been granted fixed price purchase options after 3, 5, 7, 10, 12 and 15 years.
..
In June 2006, Front Shadow Inc. ("Front Shadow") a subsidiary of Ship Finance, entered into an agreement to acquire a Panamax vessel, Rain Shadow, for $28.4 million from Golden Ocean. The vessel was chartered back to Golden Ocean for a period of 10 years. As part of the agreement, Golden Ocean has provided an interest free and non-amortizing seller credit of $2.6 million. Golden Ocean has been granted fixed purchase options after 3, 5, 7 and 10 years. At the end of the charter, the Front Shadow also has an option to sell the vessel back to Golden Ocean at an agreed fixed price of $10.4 million. Front Shadow is equity accounted by Ship Finance following the application of FIN 46(R).

A summary of amounts earned and balances with related parties is as follows:

 Net amounts earned from (paid to)  related parties     Year ended December 31,
(in thousands of $)                                    2006      2005      2004
--------------------------------------------------   ------    ------    ------
Seatankers Ltd                                          432       265        49
Golar LNG Limited                                       180       255       495
Golden Ocean Group Limited                              597       362         8
Northern Offshore Ltd                                     -         -        25
Norse Energy Group ASA (formerly Northern Oil ASA)        -         6        92
Aktiv Kapital First Investment Ltd                        -        10         -
Bryggegata AS                                        (1,021)     (692)        -
Individual related to John Frediksen                     12         -         -
Seadrill Limited                                        545       (24)        -
CalPetro Tankers (Bahamas I) Limited                     40        38        37
CalPetro Tankers (Bahamas II) Limited                    40        38        37
CalPetro Tankers (Bahamas III) Limited                    -        38        37
CalPetro Tankers (IOM) Limited                           40        38        37

Balances with related
parties (receivable/(payable))           As of December 31,
(in thousands of $)                        2006      2005
--------------------------------------   ------    ------
Seatankers Ltd                              275     1,397
Golar LNG Limited                          (553)      644
Northern Offshore Ltd                        49        48
Golden Ocean Group Limited                  942    (2,182)
Seadrill Limited                             30        55
CalPetro Tankers (Bahamas I) Limited         10        10
CalPetro Tankers (Bahamas II) Limited        10        10
CalPetro Tankers (Bahamas III) Limited        -        10
CalPetro Tankers (IOM) Limited               10        10

Golar, Northern Offshore, Norse Energy Group, Aktiv Kapital, Seadrill, Bryggegata AS, Golden Ocean, Crystal Sea Marine and Seatankers are each subject to the significant influence or control of John Fredriksen.

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

In his capacity as President and Chief Executive Officer of Odfjell ASA, an operator of chemical tankers, Mr. Sjaastad entered into an agreement with the US Department of Justice in September 2003 pursuant to which he pled guilty to one count of violating the Sherman Act. This plea was part of a global agreement with the US Department of Justice involving Odfjell ASA and Odfjell Seachem AS. The matter did not involve Frontline Ltd or its affiliates.

Dividend Policy

Since May 2003, our policy has been to pay regular, targeted dividends. In February 2005, we increased the targeted minimum quarterly dividend to $0.625 per share, equivalent to $2.50 per share per annum. We have paid the following cash dividends in 2004, 2005 and 2006.

Payment Date                  Amount per Share
------------                  ----------------

2004
March 29, 2004                      $4.50
June 16, 2004                       $5.00
September 13, 2004                  $1.60
December 17, 2004                   $2.50

2005
March 18, 2005                      $3.50
June 24, 2005                       $3.10
September 20, 2005                  $2.00
December 13, 2005                   $1.50

2006
March 20, 2006                      $1.50
June 26, 2006                       $1.50
September 18, 2006                  $1.50
December 21, 2006                   $2.50

On February 27, 2007 the Board declared a cash dividend of $2.05 per share for the fourth quarter of 2006 that was paid on March 22, 2007. On May 30, 2007 the Board declared a cash dividend of $1.50 per share for the first quarter of 2007 that was paid June 22, 2007.

The timing and amount of dividends, if any, is at the discretion of our Board of Directors and will depend upon our results of operations, financial condition, cash requirements, restrictions in financing arrangements and other relevant factors.

B. SIGNIFICANT CHANGES

During 2004, we distributed approximately 48.3% of our shares in Ship Finance to our shareholders and at December 31, 2004 held 50.8% of Ship Finance. See Item
4. "Information on the Company--History and Development of the Company--Spin-Off of Ship Finance." In February and March 2005, we have spun off a further 35% of our shares in Ship Finance to our shareholders and at December 31 2005 held 16.2% of Ship Finance. In February 2006, a further 5% interest in Ship Finance was spun off and we held approximately 11.1% of the shares in Ship Finance as at December 31, 2006. These shares were distributed to shareholders on March 22, 2007 following which we hold a minimal number of shares in Ship Finance. As a result of this spin-off, we no longer consolidate Ship Finance as of March 31, 2007. The most significant impacts on the financial statements of the deconsolidation of Ship Finance are as follows:

     o At December 31, 2006 Ship Finance owned vessels with a book value of $2.2 billion in the Frontline consolidated financial statements, of which $1.9 billion were on charter to Frontline. The vessels chartered in by Frontline will be presented in the balance sheet as vessels and equipment under capital lease rather than vessels and equipment after deconsolidation. Frontline will also record a corresponding obligation under capital lease of approximately $2.2 billion in the balance sheet and finance lease interest expense in the income statement when it adopts the lease accounting presentation for these vessels. The increase in obligation under capital lease is offset by a debt reduction of $1.9 billion for debt relating to Ship Finance.

     o Minority interests of $534 million relating to Ship Finance at December 31, 2006 will no longer be presented in our accounts.

     o Net working capital of approximately $68 million at December 31, 2006 relating to Ship Finance will no longer be presented in our accounts.

ITEM 9. THE OFFER AND LISTING

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

The following table sets forth, for the five most recent fiscal years, the high and low prices for the Ordinary Shares on the NYSE and OSE.

                                           NYSE                 OSE
                                       High     Low       High         Low
-----------------------------------   ------   ------   ---------   ---------
Fiscal year ended December 31
2006                                  $44.65   $28.80   NOK280.00   NOK184.00
2005                                  $57.97   $35.89   NOK355.00   NOK230.00
2004                                  $62.33   $24.36   NOK367.81   NOK158.06
2003                                  $27.69    $8.93   NOK185.00   NOK61.00
2002                                  $13.05    $3.19   NOK108.50   NOK25.90

The following table sets forth, for each full financial quarter for the two most recent fiscal years, the high and low prices of the Ordinary Shares on the NYSE and the OSE.

                                           NYSE                 OSE
                                       High     Low       High         Low
-----------------------------------   ------   ------   ---------   ---------
Fiscal year ended December 31, 2006
First quarter                         $41.29   $32.70   NOK270.50   NOK218.00
Second quarter                        $38.25   $28.80   NOK237.50   NOK184.00
Third quarter                         $44.65   $36.32   NOK280.00   NOK228.50
Fourth quarter                        $39.76   $31.63   NOK254.50   NOK196.75

                                           NYSE                 OSE
                                       High     Low       High         Low
-----------------------------------   ------   ------   ---------   ---------
Fiscal year ended December 31, 2005
First quarter                         $57.97   $40.65   NOK355.00   NOK254.00
Second quarter                        $51.25   $36.10   NOK326.50   NOK232.50
Third quarter                         $47.10   $40.63   NOK305.50   NOK261.50
Fourth quarter                        $44.70   $35.89   NOK300.00   NOK230.00

The following table sets forth, for the most recent six months, the high and low prices for the Ordinary Shares on the NYSE and OSE.

                                           NYSE                 OSE
                                       High     Low       High         Low
-----------------------------------   ------   ------   ---------   ---------
May 2007                              $46.95   $37.78   NOK281.00   NOK232.00
April 2007                            $38.50   $34.26   NOK226.00   NOK207.50
March 2007                            $35.80   $29.35   NOK219.50   NOK185.25
February 2007                         $36.55   $33.17   NOK209.00   NOK222.25
January 2007                          $33.28   $30.00   NOK211.00   NOK192.25
December 2006                         $36.08   $31.63   NOK218.50   NOK196.75

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

The Amended and Restated Bye-Laws of the Company as adopted on April 5, 2004, have previously been filed as Exhibit 1.4 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31 2003, filed with the Securities and Exchange Commission on June 30, 2004. At the 2006 Annual General Meeting of the Company the shareholders voted to amend the Company's Bye-Law 110. The purpose of this amendment was to provide for a change to the requirements for the form and signatories to the seal of the Company. These amended Bye-Laws of the Company as adopted by shareholders on December 1, 2006 are filed as Exhibit 1.2 to this Annual Report.

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

C. MATERIAL CONTRACTS

Ship Finance

Charter Ancillary Agreement
---------------------------
Frontline has entered into charter ancillary agreements with Ship Finance, its vessel owning subsidiaries that own the vessels and our wholly owned and consolidated subsidiaries Frontline Shipping Limited ("Frontline Shipping") and Frontline Shipping II Limited ("Frontline Shipping II"), which remain in effect until the last long term charter with Ship Finance terminates in accordance with its terms. Throughout this section Frontline Shipping and Frontline Shipping II are collectively referred to as ("the Charterers"). Frontline has guaranteed the Charterers' obligations under the charters, except for the Charterers' obligations to pay charterhire. Frontline has guaranteed the Charterers' obligations under the charter ancillary agreements.

Charter Terms
-------------
The long term time charters to us extend for various periods depending on the age of the vessels, ranging from approximately six to 20 years. Two of the vessels that Ship Finance acquired are on current long term time charters at December 31, 2006. With certain exceptions, the daily base charter rates, which are payable by Frontline Shipping monthly in advance for a maximum of 360 days per year (361 days per leap year), are as follows:

Year                               VLCC    Suezmax
----------------------------     -------   -------

2003 to 2006................     $25,575   $21,100
2007 to 2010................     $25,175   $20,700
2011 and beyond.............     $24,175   $19,700

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

The daily base charterhire for our vessels that are chartered to Frontline Shipping II, which is also payable monthly in advance for a maximum of 360 days per year (361 days per leap year), is as follows:

Vessel           2005 to 2006   2007 to 2010   2011 to 2018   2019 and beyond
--------------   ------------   ------------   ------------   ---------------

Front Champion        $31,340        $31,140        $30,640           $28,464
Front Century         $31,501        $31,301        $30,801           $28,625
Golden Victory        $33,793        $33,793        $33,793           $33,793
Front Energy          $30,014        $30,014        $30,014           $30,014
Front Force           $29,853        $29,853        $29,853           $29,853

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

Charter Service Reserve
-----------------------

We made initial capital contributions to Frontline Shipping and Frontline Shipping II in the amount of $250 million and $21 million in cash respectively. Due to sales and acquisitions, the current capitalization in the Charterers is $197.0 million and $35.0 million respectively. These amounts serve to support our obligations to make charterhire payments to Ship Finance, and are subject to adjustment based on the number of charters that we are a party to. The Charterers are entitled to use the charter service reserve only (1) to make charter payments to Ship Finance and (2) for reasonable working capital to meet short term voyage expenses. The Charterers are required to provide Ship Finance with monthly certifications of the balances of and activity in the charter service reserve.

Material Covenant
-----------------

Pursuant to the terms of the charter ancillary agreement, the Charterers have agreed not to pay dividends or other distributions to its shareholders or loan, repay or make any other payment in respect their indebtedness or of any of their affiliates (other than Ship Finance or its wholly owned subsidiaries), unless
(1) the Charterers are then in compliance with its obligations under the charter ancillary agreements, (2) after giving effect to the dividend or other distribution, (A) they remain in compliance with such obligations, (B) the balance of the charter service reserves equal at least $197 million in the case of Frontline Shipping and $35 million in the case of Frontline Shipping II (which threshold will be reduced by $5.3 million and $7.0 million in the case of Frontline Shipping and Frontline Shipping II, respectively, upon the termination of other than by reason of a default by Frontline Shipping or Frontline Shipping II which we refer to as the "Minimum Reserve", and (C) they certify to Ship Finance that they reasonably believe that the charter service reserves will be equal to or greater than the Minimum Reserve level for at least 30 days after the date of that dividend or distribution, taking into consideration their reasonably expected payment obligations during such 30-day period, (3) any charter payments deferred pursuant to the deferral provisions described below have been fully paid to Ship Finance and (4) any profit sharing payments deferred pursuant to the profit sharing payments provisions described below have been fully paid. In addition, the Charterers have agreed to certain other restrictive covenants, including restrictions on their ability to, without the consent of Ship Finance:

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

Deferral of Charter Payments
----------------------------

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

Profit Sharing Payments
-----------------------

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

Collateral Arrangements
-----------------------

The charter ancillary agreements provides that the obligations of the Charterers to Ship Finance under the charters and the charter ancillary agreements are secured by a lien over all of the assets of the Charterers and a pledge of the equity interests in the Charterers.

Default
-------

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

     o Frontline Shipping and Frontline Shipping II fails at any time to hold at least $55 million or $7.5 million in cash and cash equivalents, respectively.

On the occurrence of any event of default under the charter ancillary agreements that continues for 30 days after notice, Ship Finance may elect to:

     o    terminate any or all of the charters with the relevant Charterer,

     o foreclose on any or all of our security interests described above with respect to the relevant charterer and/or

     o    pursue any other available rights or remedies.

Vessel Management Agreements
----------------------------

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

Administrative Services Agreement
---------------------------------

Ship Finance and its vessel owning subsidiaries entered into an administrative services agreement with Frontline Management in 2004 under which Frontline Management provides administrative support services such as the maintenance of Ship Finance's corporate books and records, payroll services, the preparation of tax returns and financial statements, assistance with corporate and regulatory compliance matters not related to the vessels, legal and accounting services, assistance in complying with United States and other relevant securities laws, obtaining non-vessel related insurance, if any, cash management and bookkeeping services, development and monitoring of internal audit controls, disclosure controls and information technology, furnishing any reports or financial information that might be requested by Ship Finance and other non-vessel related administrative services. Under this agreement Frontline Management also provides Ship Finance with office space in Bermuda. Ship Finance and its vessel owning subsidiaries pay Frontline Management a fixed fee of $20,000 each per year for its services under the agreement, and reimburse Frontline Management for reasonable third party costs, including directors fees and expenses, shareholder communications and public relations, registrars, audit, legal fees and listing costs, if Frontline Management advances them on their behalf. These agreements were terminated at the end of December 2006 and are in the process of being renegotiated since we are now providing less administrative services to Ship Finance.

Frontline guaranteed to Ship Finance Frontline Management's performance under this administrative services agreement.

Golden Ocean

Agency Agreement
----------------

We have entered into an agency agreement with Golden Ocean pursuant to which Golden Ocean will provide various management services to us relevant to the operation of our OBO carrier fleet from time to time. The arrangement commenced on January 1, 2005.

Golden Ocean shall receive a fixed fee of $1,000 per month per vessel in relation to the eight OBO carriers which at present is part of the agreement and any subsequent OBO carriers which becomes part of our OBO carrier fleet, until the month in which such OBO carrier is first fixed on a dry charter by Golden Ocean. With effect from such month, Golden Ocean shall, for such OBO carrier, receive a fixing commission of 0.625% of the gross freight earned by such OBO carrier under such and all subsequent dry charters as long as the agreement is in effect. The fixed fee of $1,000 per month per vessel terminates when the fixing commission of 0.625% of gross freight revenue enters into effect for a vessel. The fees and the commission are subject to annual review and may, on this basis, be adjusted upwards only. Each party may terminate the agreement with six months' prior notice.

Sealift

Purchase of Vessels and Option Agreements
-----------------------------------------

During January 2007, we agreed with Ship Finance that we should acquire five single purpose companies from them, each being the owner of one single hull Suezmax tanker vessel. All of the five vessels were subject to long term charters to our subsidiaries, Frontline Shipping Ltd. and Frontline Shipping II Ltd. Four of the vessels were furthermore parties to conversion contracts with Cosco Shipyard Group Co. Ltd. ("Cosco") setting out the terms and conditions subject to which Cosco would convert their respective vessels to specially designed heavy lift vessels. In addition to the acquisition of the five companies we agreed with Ship Finance that we would acquire their rights and obligations under an option agreement with Cosco pursuant to which Ship Finance had a right to conclude conversion contracts for a further two vessels (the "Option Agreement").

Purchase Agreement with Sealift
-------------------------------

In January 2007, we also agreed with Sealift that they would purchase six single purpose companies from us, each being the owner of one single hull Suezmax tanker vessel together with our rights and obligations under the Option Agreement. Five of the companies to be sold were the same companies we had agreed to purchase from Ship Finance while the sixth was an existing subsidiary owning one single hull Suezmax tanker vessel. The long term charters with Frontline Shipping Ltd. and Frontline Shipping II Ltd. were agreed to be replaced with bareboat charters with our subsidiary Key Chartering Inc., covering the period until each vessel was delivered to Cosco for conversion. The terms of the agreement included an obligation on us to take responsibility for the completion of the conversion of the four vessels subject to the conversion contracts with Cosco. This responsibility would include both the financing and payment of the work to be performed by Cosco and the supervision thereof throughout the conversion period.

Sealift's Financing
-------------------

Completion of the purchase agreement between Sealift and us was subject to Sealift being able to obtain the required financing. This was done by way of the taking up by Sealift of a senior bank loan of $240 million, a bond issue by Sealift of $110 million and a private placement of shares in Sealift raising in total $180 million. We agreed to subscribe for one third of the shares in Sealift issued at a cost of $60 million. The transaction between Sealift and ourselves closed in March, 2007, whereafter we became a minority shareholder in Sealift.

Subsequent Events
-----------------

Sealift subsequently made an agreement to purchase all of the shares in Delphi Acquisition Holding (which was the owner of Dockwise Transport B.V., an established operator in the heavy lift market). This was financed by another share issue which diluted our ownership share in Sealift to 17.1%.

Sea Production

On February 14, 2007 our subsidiary Frontline Floating Production Ltd. ("FFP") entered into an agreement for the sale and purchase of assets with Sea Production whereby FFP agreed to sell to Sea Production; (i) 70% of its shares in Puffin Ltd., the company indirectly holding the ownership of the vessel "Front Puffin" under conversion to an FPSO, (ii) our outstanding intercompany loans relating to the purchase and conversion of "Front Puffin", and (iii) all the shares of Sea Production Management AS, a Norwegian subsidiary where the floating production organization and expertise are employed. Also on February 14, 2007 Sea Production entered into a share purchase agreement with KSI Production Ltd. to acquire the remaining 30% of the shares of Puffin Ltd.

On February 15, 2007 Sea Production entered into two share purchase agreements with Greenwich Holdings Limited to acquire all the shares of Langford Shipping Company Limited and Melrose Shipping Company Limited respectively. Langford Shipping Company owned the Aframax tanker "Sea Cat", and Melrose Shipping Company the vessel "Sea Jaguar", also an Aframax tanker. Also on February 15 2007, Sea Production entered into a share purchase agreement with Seadrill Ltd. to acquire all the shares of Wisdom Shipping (S) Pte. Ltd., the owner of the FPSO "Crystal Ocean".

Sea Production financed these acquisitions and the future conversion costs of Front Puffin through a $180 million equity issue, a $130 million bond issue and a $105 million bank facility. We agreed to subscribe for 28.33% of the shares in Sea Production in the equity offering at an aggregate cost of $51 million. The acquisition of the shares and assets, the equity issue and the bond issue where completed simultaneously on February 15, 2007. We have subsequently sold all our shares in Sea Production in market transactions and have currently no financial interest in the company.

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

The U.S. Treasury Department has recognized Bermuda, the country of incorporation of the Company and certain of its subsidiaries, as a qualified foreign country. In addition, the U.S. Treasury Department has recognized Liberia, Panama, the Isle of Man, Singapore and Cyprus, the countries of incorporation of certain of the Company's subsidiaries, as qualified foreign countries. Accordingly, the Company and its vessel owning subsidiaries satisfy the country of organisation requirement.

Therefore, the Company's eligibility to qualify for exemption under Section 883 is wholly dependent upon being able to satisfy one of the stock ownership requirements.

For the 2006 tax year, the Company satisfied the Publicly-Traded Test since, on more than half the days of the taxable year, the Company's stock was primarily and regularly traded on the New York Stock Exchange.

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

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common stock to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. Holder's tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us.

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

Legislation has been recently introduced in the U.S. Congress which, if enacted in its present form, would preclude our dividends from qualifying for such preferential rates prospectively from the date of the enactment. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

Sale, Exchange or other Disposition of Common Stock

Assuming we do not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realised by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.

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

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a "mark-to-market" election for that year, whom we refer to as a "Non-Electing Holder," would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common stock), and (2) any gain realised on the sale, exchange or other disposition of our common stock. Under these special rules:

     o the excess distribution or gain would be allocated rateably over the Non-Electing Holders' aggregate holding period for the common stock;

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

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common stock. If a Non-Electing Holder who is an individual dies while owning our common stock, such holder's successor generally would not receive a step-up in tax basis with respect to such stock.

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

If you sell your ordinary shares to or through a U.S. office or broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless you establish an exemption. If you sell your ordinary shares through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, including a payment made to you outside the United States, if you sell your common stock through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States.

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

I. SUBSIDIARY INFORMATION

Not Applicable

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks, including interest rates, spot market rates for vessels and foreign currency fluctuations. We use interest rate swaps to manage interest rate risk. We may enter into forward freight agreements and futures for trading purposes in order to manage our exposure to the risk of movements in the spot market for certain trade routes and, to some extent, for speculative purposes but currently we have not entered into any such agreements. We may also enter into other derivative instruments from time to time for speculative purposes but currently we have not entered into any such agreement.

Our exposure to interest rate risk relates primarily to our debt and related interest rate swaps. The majority of this exposure derives from our floating rate debt, which totalled $1,602.9 million at December 31, 2006 (2005: $1,450.6 million). Ship Finance has entered into interest rate swap agreements to manage its exposure to interest rate changes by swapping floating interest rates with fixed interest rates. At December 31, 2006, Ship Finance had 18 swaps with a total notional principal of $738.7 million (2005 - 15 swaps with notional principal of $618.3 million). The swap agreements mature between August 2008 and May 2019, and Ship Finance estimate that they would receive $9.1 million to terminate these agreements as of December 31, 2006 (2005 - receive $18.3 million). Our net exposure to interest rate fluctuations is $864.2 million at December 31, 2006 (2005: $832.3 million). Our net exposure is based on our total floating rate debt less the notional principal of our floating to fixed interest rate swaps. A one per cent change in interest rates would increase or decrease interest expense by $8.6 million per year as of December 31, 2006 (2005: $8.3 million). All of the interest rate swap agreements relate to Ship Finance.

The fair market value of our fixed rate debt was $877.2 million as of December 31, 2006 (2005: $874.3 million). If interest rates were to increase or decrease by one per cent with all other variables remaining constant, we estimate that the market value of our fixed rate debt would decrease or increase by approximately $48.4 million and $52.5 million respectively (2005: decrease by $56.8 million and increase by $62.5 million).

We are exposed to market risk in relation to our forward freight agreements and futures contracts, if we have any. Fluctuations in underlying freight market indices upon which our forward agreements are based have a consequent effect on our cash flows and consolidated statements of operations. As at December 31, 2006, the nominal principal amount of our forward freight contracts, futures contracts and options contracts was $nil (2005: $12.0 million). We use a Value at Risk approach to estimate the risk in the freight derivatives position. Given a 95% confidence level and one day holding period, the VaR on the open position as per December 31, 2006 was $nil (2005: $1.1 million).

The majority of our transactions, assets and liabilities are denominated in U.S. dollars, our functional currency. Certain of our subsidiaries report in Sterling or Norwegian kroner and risks of two kinds arise as a result: a transaction risk, that is, the risk that currency fluctuations will have an effect on the value of our cash flows; and a translation risk, which is the impact of currency fluctuations in the translation of foreign operations and foreign assets and liabilities into U.S. dollars in our consolidated financial statements. At December 31, 2006 we had (Y)nil receivable in relation to long term Yen denominated charter contracts (2005 - (Y)35.7 billion).

At December 31, 2005 we had five Yen denominated forward currency contracts entered into for speculative purposes, with a notional principal of (Y)8.8 billion (equivalent to approximately $74.2 million). These contracts were all terminated during 2006, so as per December 31, 2006 we had no Yen denominated forward currency contracts.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15. CONTROLS AND PROCEDURES

a) Disclosure Controls and Procedures

Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this annual report as of December 31, 2006. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that the Company's disclosure controls and procedures are effective as of the evaluation date.

b) Management's annual report on internal controls over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) promulgated under the Securities Exchange Act of 1934.

Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

     o Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

     o Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of Company's management and directors; and

     o Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

Management conducted the evaluation of the effectiveness of the internal controls over financial reporting using the control criteria framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) published in its report entitled Internal Control-Integrated Framework.

Our management with the participation of our Principal Executive Officer and Principal Financial Officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31, 2006. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2006.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers AS, an independent registered public accounting firm, as stated in their report.

c) Changes in internal control over financial reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially effected or are reasonably likely to materially affect, the Company's internal control over financial reporting

ITEM 16. RESERVED

ITEM 16 A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that the Company's Audit Committee has one Audit Committee Financial Expert. Mr. Frixos Savvides is an independent Director and is the Audit Committee Financial Expert.

ITEM 16 B. CODE OF ETHICS

We have adopted a Code of Ethics that applies to all entities controlled by us and all employees, directors, officers and agents of the Company. The Code of Ethics has previously been filed as Exhibit 14.1 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31 2003, filed with the Securities and Exchange Commission on June 30, 2004, and is hereby incorporated by reference

We have posted a copy of our Code of Ethics on our website at www.frontline.bm. We will provide any person, free of charge, a copy of its Code of Ethics upon written request to our registered office.

ITEM 16 C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2006 and 2005 was PricewaterhouseCoopers AS. The following table sets forth for the two most recent fiscal years the fees paid or accrued for audit and services provided by PricewaterhouseCoopers AS.

(in thousands of $)
                              2006          2005

Audit Fees (a)               2,934         2,315
Audit-Related Fees (b)           -             -
Tax Fees (c)                     -             4
All Other Fees (d)               -             -
Total                        2,934         2,319

(a) Audit Fees
Audit fees represent professional services rendered for the audit of our annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements.

(b) Audit-Related Fees

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

Our Board of Directors has adopted pre-approval policies and procedures in compliance with paragraph (c) (7)(i) of Rule 2-01 of Regulation S-X that require the Board to approve the appointment of the independent auditor of the Company before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company. All services provided by the principal auditor in 2006 were approved by the Board pursuant to the pre-approval policy.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

Not Applicable

ITEM 18. FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F-38 are filed as part of this annual report:

Consolidated Financial Statements of Frontline Ltd

Index to Consolidated Financial Statements of Frontline Ltd                  F-1
Report of Independent Registered Public Accounting Firm                      F-2
Report of Independent Registered Public Accounting Firm                      F-3
Consolidated Statements of Operations for the years ended
December 31, 2006, 2005 and 2004                                             F-4
Consolidated Balance Sheets as of December 31, 2006 and 2005                 F-5
Consolidated Statements of Cash Flows for the years ended
December 31, 2006, 2005 and 2004                                             F-6
Consolidated Statements of Changes in Stockholders' Equity
for the years ended December 31,
2006, 2005 and 2004                                                          F-8
Notes to Consolidated Financial Statements                                   F-9

ITEM 19. EXHIBITS

Number               Description of Exhibit

1.1*      Memorandum of Association of the Company, incorporated by reference to
          Exhibit 3.1 of the Company's Registration Statement on Form F-1, Registration No. 33-70158 filed on October 12, 1993 (the "Original Registration Statement").

1.2 Amended and Restated Bye-Laws of the Company as adopted by shareholders on December 1, 2006.

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

2.4*      Amendment No. 1 to the Rights Agreement incorporated by reference to
          Exhibit 4.3 of the Amalgamation Registration Statement.

2.5* The Subregistrar Agreement related to the registration of certain securities issued by Frontline Ltd. in the Norwegian Registry of Securities between Frontline Ltd. and Christiania Bank og Kreditkasse ASA together with the Form of Warrant Certificate and Conditions attaching thereto, incorporated by reference to Exhibit 1.1 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1998.

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

4.5* Fleet Purchase Agreement between Frontline Ltd and Ship Finance International Limited dated December 11, 2003 incorporated by reference to Exhibit 10.1 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004.

4.6* Charter Ancillary Agreement between Frontline Ltd and Ship Finance International Limited dated January 1, 2004 incorporated by reference to Exhibit 10.2 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004.

4.7* Addendum to Charter Ancillary Agreement between Frontline Ltd and Ship Finance International Limited dated June 15, 2004 incorporated by reference to Exhibit 10.3 of the Company's Annual Report on From 20-F for the fiscal year ended December 31, 2004.

4.8* Form of Performance Guarantee issued by the Company incorporated by reference to Exhibit 10.4 of the Company's Annual Report on From 20-F for the fiscal year ended December 31, 2004.

4.9* Form of Time Charter incorporated by reference to Exhibit 10.5 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004.

4.10*     Form of Vessel Management Agreements incorporated by reference to
          Exhibit 10.6 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004.

4.11*      Administrative Services Agreement incorporated by reference to
          Exhibit 10.7 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004.

4.12* Contribution Agreement between Frontline Ltd and Golden Ocean Group Limited dated November 29, 2004 incorporated by reference to Exhibit
          10.8 of the Company's Annual Report on From 20-F for the fiscal year ended December 31, 2004.

4.13      Merger Agreement, Dockwise and Sealift dated April 27, 2007.

4.14      Shareholder's Agreement Relating to Sealift Ltd dated April 27, 2007.

4.15      Second Supplemental Purchase Agreement dated April 27, 2007.

4.16      Frontline Ltd Share Option Scheme dated November 16, 2006

8.1       Subsidiaries of the Company.

11.1* Code of Ethics, incorporated by reference to Exhibit 14.1 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

12.1      Certification of the Principal Executive Officer.

12.2      Certification of the Principal Executive Officer.

12.3      Certification of the Principal Financial Officer.

13.1 Certifications under Section 906 of the Sarbanes-Oxley act of 2002 of the Principal Executive Officer.

13.2 Certifications under Section 906 of the Sarbanes-Oxley act of 2002 of the Principal Executive Officer.

13.3 Certifications under Section 906 of the Sarbanes-Oxley act of 2002 of the Principal Financial Officer.

* Incorporated herein by reference.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                        Frontline Ltd.
                                              --------------------------------
                                                         (Registrant)

Date       July 2,  2007                   By /s/ Inger M. Klemp
    ---------------------------------         -------------------------------
                                              Chief Financial Officer

Index to Consolidated Financial Statements of Frontline Ltd

Report of Independent Registered Public Accounting Firm                      F-2
Report of Independent Registered Public Accounting Firm                      F-4
Consolidated Statements of Operations for the years ended
December 31, 2006, 2005 and 2004                                             F-5
Consolidated Balance Sheets as of December 31, 2006 and 2005                 F-6
Consolidated Statements of Cash Flows for the years ended
December 31, 2006, 2005 and 2004                                             F-7
Consolidated Statements of Changes in Stockholders' Equity for
the years ended December 31, 2006, 2005 and 2004                             F-8
Notes to Consolidated Financial Statements                                   F-9

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Frontline Ltd

We have completed an integrated audit of Frontline Ltd's 2006 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 and audits of its 2005 and 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits and the report of other auditors, are presented below.

Consolidated financial statements

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of operation, of cash flows and of the changes in stockholders' equity present fairly, in all material respects, the financial position of Frontline Ltd and its subsidiaries at December 31, 2006 and December 31, 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the combined financial statements of Independent Tankers Corporation, Buckingham Shipping PLC, Caernarforn Shipping PLC, Holyrood Shipping PLC, Sandringham Shipping Plc, Golden State Petro (IOM I-A) PLC, Golden State Petro (IOM I-B) PLC and, from April 1, 2006, CalPetro Tankers (Bahamas III) Limited, wholly-owned subsidiaries, which statements reflect total assets of $797.4 million and $747.0 million (as restated) as of December 31, 2006 and December 31, 2005, respectively, and total revenues of $58.1 million, $56.2 million (as restated) and $56.2 million (as restated) for each of the years ended December 31, 2006, 2005 and 2004, respectively. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Independent Tankers Corporation, Buckingham Shipping PLC, Caernarforn Shipping PLC, Holyrood Shipping PLC, Sandringham Shipping Plc, Golden State Petro (IOM I-A) PLC, Golden State Petro (IOM I-B) PLC and, from April 1, 2006, CalPetro Tankers (Bahamas
III) Limited, is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

As discussed in Note 3, the Company has restated its consolidated financial statements as of December 31, 2005 and for the years ended December 31, 2005 and 2004.

Internal control over financial reporting
-----------------------------------------

Also, in our opinion, based on our audit, management's assessment, included in Management's Report on Internal Control Over Financial Reporting appearing under item 15(b) of Frontline Ltd's 2006 Annual Report on Form 20-F, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, based on our audit, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.


PricewaterhouseCoopers AS
Oslo, Norway
July 2, 2007

Report of Independent Registered Public Accounting Firm
-------------------------------------------------------

To the Board of Directors
Independent Tankers Corporation

We have audited the accompanying combined balance sheets of Independent Tankers Corporation ("ITC") (a Cayman Islands Company and wholly owned subsidiary of Frontline Ltd.), Buckingham Shipping PLC, Caernarforn Shipping PLC, Holyrood Shipping PLC, Sandringham Shipping Plc, Golden State Petro (IOM I-A) PLC, Golden State Petro (IOM I-B) PLC and CalPetro Tankers (Bahamas III) Limited (collectively the "Company") as of December 31, 2006 and 2005 and the related combined statements of operations, and cash flows and changes in stockholders' equity for each of the three years in the period ended December 31, 2006. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Independent Tankers Corporation and Affiliates as of December 31, 2006 and 2005 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, ITC has restated its financial statements as of December 31, 2005 and for the years ended December 31, 2005 and 2004 due to an error in the initial application of FIN 46R. ITC incorrectly believed it was the primary beneficiary for the Windsor Petroleum Group, the Golden State Group and the CalPetro Group of entities. During 2006, management revisited their analysis and determined that ITC was not the primary beneficiary of any of the entities, but that Frontline Ltd. was the primary beneficiary for the Windsor Petroleum Group and the Golden State Group, but not the CalPetro Group. Accordingly, the consolidated financial statements of ITC have been restated to present financial statements of ITC combined with the Windsor Petroleum Group and the Golden State Group of entities. The effect of the restatement was to decrease total assets to $747 million from $860 million as of December 31, 2005 and there was no effect on total revenues for the years ended December 31, 2005 and 2004.

/s/ Grant Thornton LLP


New York, New York
July 2, 2007

Frontline Ltd.
Consolidated Statements of Operations for the years ended December 31, 2006,
2005 and 2004 (in thousands of $, except per share data)
                                                                         2006          2005          2004
                                                                                 (restated)    (restated)
Operating revenues
   Time charter revenues                                              364,956       205,837       108,246
   Bareboat charter revenues                                           89,655       142,562       176,381
   Voyage charter revenues                                          1,114,531     1,152,240     1,554,519
   Finance lease interest income                                        9,411            --            --
   Other income                                                         5,310         3,877         3,777
----------------------------------------------------------------------------------------------------------
   Total operating revenues                                         1,583,863     1,504,516     1,842,923
----------------------------------------------------------------------------------------------------------
Gain on sale of assets                                                 95,655        76,081        19,574
Operating expenses
   Voyage expenses and commission                                     396,576       337,221       361,609
   Ship operating expenses                                            199,377       148,702       130,385
   Charterhire expenses                                                24,923        11,711        39,302
   Administrative expenses                                             32,214        21,061        25,596
   Depreciation and amortisation                                      203,849       198,359       180,497
----------------------------------------------------------------------------------------------------------
   Total operating expenses                                           856,939       717,054       737,389
----------------------------------------------------------------------------------------------------------
Net operating income                                                  822,579       863,543     1,125,108
----------------------------------------------------------------------------------------------------------
Other income (expenses)
   Interest income                                                     47,733        40,867        31,403
   Interest expense                                                  (206,144)     (206,058)     (194,378)
   Equity earnings of unconsolidated subsidiaries and
   associated companies                                                 1,118         3,379        10,425
   Foreign currency exchange gain (loss)                                1,056        18,829        (4,932)
   Mark to market of derivatives                                      (10,897)       14,499        (5,843)
   Gain on sale of securities                                           9,782        28,035         7,151
   Dividends received                                                  13,317         1,540            21
   Other financial items, net                                          (3,700)        1,755         1,981
----------------------------------------------------------------------------------------------------------
   Net other expenses                                                (147,735)      (97,154)     (154,172)
----------------------------------------------------------------------------------------------------------
Net income from continuing operations before income
taxes, minority interest                                              674,844       766,389       970,936
   Minority interest                                                 (158,682)     (169,459)      (64,995)
   Income tax (expense) benefit                                          (162)           19          (178)
   Gain on issuance of shares by associate                                 --         1,105            --
----------------------------------------------------------------------------------------------------------
Net income from continuing operations                                 516,000       598,054       905,763
   Discontinued operations                                                 --         8,785       117,619
----------------------------------------------------------------------------------------------------------
Net income                                                            516,000       606,839     1,023,382
==========================================================================================================

Earnings per share:
Basic and diluted earnings per share from continuing operations         $6.90         $7.99        $12.21

Basic and diluted earnings per share for discontinued operations           --         $0.12         $1.58

Basic and diluted earnings per share                                    $6.90         $8.11        $13.79

Weighted average shares outstanding, basic and diluted                 74,825        74,825        74,192

Cash dividends per share declared                                       $7.00        $10.10        $13.60
==========================================================================================================

See accompanying Notes that are an integral part of these Consolidated Financial Statements

Frontline Ltd.
Consolidated Balance Sheets as of December 31, 2006 and 2005
(in thousands of $)
                                                                 2006          2005
                                                                         (restated)
ASSETS
Current Assets
   Cash and cash equivalents                                  197,181        92,782
   Restricted cash                                            677,533       636,790
   Marketable securities                                        1,469       144,156
   Trade accounts receivable                                   59,728        72,719
   Other receivables                                           39,018        20,024
   Inventories                                                 43,791        44,984
   Voyages in progress                                         43,412        94,479
   Prepaid expenses and accrued income                         11,900         7,043
   Net investment in finance lease, current portion            23,608            --
   Derivative instruments receivable amounts, short term        2,931         5,132
   Other current assets                                        11,571           568
------------------------------------------------------------------------------------
Total current assets                                        1,112,142     1,118,677
Newbuildings                                                  166,851        15,927
Vessels and equipment, net                                  2,446,278     2,584,847
Vessels and equipment under capital lease, net                626,374       672,608
Investment in unconsolidated subsidiaries and
associated companies                                           17,825        15,783
Net investment in finance lease, long term portion            175,141            --
Deferred charges                                               16,937        18,011
Derivative instruments receivable amounts, long term           17,807        19,563
Other long-term assets                                         10,582         9,401
------------------------------------------------------------------------------------
Total assets                                                4,589,937     4,454,817
====================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
   Short-term debt and current portion of long-term debt      281,409       228,135
   Current portion of obligations under capital leases         28,857        25,142
   Trade accounts payable                                      17,573         9,382
   Accrued expenses                                            90,316        84,847
   Deferred charter revenue                                    15,783         7,071
   Derivative instruments liabilities, short term                  --           214
   Other current liabilities                                    9,978        83,856
------------------------------------------------------------------------------------
Total current liabilities                                     443,916       438,647
Long-term liabilities
   Long-term debt                                           2,181,885     2,101,061
   Obligations under capital leases                           723,073       706,279
   Deferred gains on sales of vessels                          21,732        18,102
   Derivative instruments liabilities, long term                8,743         3,307
   Other long-term liabilities                                    906         1,505
------------------------------------------------------------------------------------
Total liabilities                                           2,936,339     3,268,901
Commitments and contingencies
Minority interest                                             541,122       470,750

Stockholders' equity
   Share capital (74,825,169 shares outstanding,
   par value $2.50)                                           187,063       187,063
   Contributed surplus                                        485,922       534,787
   Accumulated other comprehensive loss                        (4,425)       (6,684)
   Retained earnings                                               --            --
Total stockholders' equity                                    668,560       715,166
------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                  4,589,937     4,454,817
====================================================================================

See accompanying Notes that are an integral part of these Consolidated Financial Statements

Frontline Ltd.
Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004
(in thousands of $)
                                                                     2006          2005          2004
                                                                             (restated)    (restated)
Net income                                                        516,000       606,839     1,023,382
Adjustments to reconcile net income to net cash
provided by operating activities:
   Depreciation and amortisation                                  203,849       198,875       183,711
   Amortisation of deferred charges                                 3,346        16,705        10,116
   Gain from sale of assets (including marketable
   securities)                                                   (105,439)     (109,657)     (126,197)
   Equity earnings of unconsolidated subsidiaries and
   associated companies                                            (1,118)       (3,380)      (10,424)
   Unrealised foreign exchange loss                                    75        (2,222)          390
   Adjustment of derivatives to market value                        9,348       (12,335)      (15,675)
   Minority interest                                              158,682       169,459        64,995
   Other, net                                                      (5,326)       (3,030)       (3,337)
Changes in operating assets and liabilities, net of
effect of acquisitions:
   Trade accounts receivable                                       12,991        64,981       (93,497)
   Other receivables                                              (13,464)       (6,493)        1,222
   Inventories                                                      1,193       (12,967)       (5,966)
   Voyages in progress                                             51,067        54,421       (88,619)
   Prepaid expenses and accrued income                             (4,231)        2,144        (3,953)
   Trade accounts payable                                           8,191         1,114         1,353
   Accrued expenses                                                 4,777         7,126        12,274
   Deferred charter revenue                                         8,179         2,689          (927)
   Other, net                                                     (16,564)        5,781       (43,008)
------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                         831,556       980,050       905,840
------------------------------------------------------------------------------------------------------
Investing activities
   Maturity (placement) of restricted cash                         13,730       (44,183)      301,743
   Additions to newbuildings, vessels and equipment              (569,819)     (558,163)     (126,947)
   Proceeds from sale of vessels and equipment                    275,190       250,339        59,787
   Insurance proceeds from loss of vessels and equipment           12,173            --            --
   Acquisition of subsidiaries and businesses, net of cash             --            --       (18,858)
   Investments in associated companies                             (3,431)       (2,610)      (37,424)
   Dividends received from associated companies                     1,318        20,911         3,800
   Purchase of minority interest                                   (7,198)      (33,083)      (14,713)
   Proceeds from sale of investments in associated companies           --            --        11,181
   Receipts from finance leases and loans receivable               12,562         7,051         2,227
   Purchases of other assets                                      (71,067)     (168,038)      (90,571)
   Proceeds from sale of other assets                             154,409       152,752        75,473
   Proceeds from issuance of shares in subsidiary                   7,800            --        24,696
   Proceeds from sale of newbuilding contracts                      9,769        16,800            --
------------------------------------------------------------------------------------------------------
Net cash (used in) provided by investing activities              (164,564)     (358,224)      190,394
------------------------------------------------------------------------------------------------------
Financing activities
   Proceeds from long-term debt                                   539,748     1,660,503     1,724,014
   Repayments of long-term debt                                  (420,925)   (1,347,217)   (1,797,964)
   Payment of obligations under capital leases                    (24,706)      (22,230)      (20,310)
   Debt fees paid                                                  (2,230)       (7,405)      (16,359)
   Cash dividends paid                                           (654,480)     (909,574)   (1,038,315)
   Repurchase of shares and warrants                                   --            --          (631)
   Proceeds from issuance of equity                                    --            --        38,210
                                                                 ----------    ----------   ----------
Net cash used in financing activities                            (562,593)     (625,923)   (1,111,355)
------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents              104,399        (4,097)      (15,121)
------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year                     92,782        96,879       112,000
Cash and cash equivalents at end of year                          197,181        92,782        96,879
======================================================================================================
Supplemental disclosure of cash flow information:
Interest paid                                                     207,610       225,053       177,342
Income taxes paid                                                      62            46           114

See accompanying Notes that are an integral part of these Consolidated Financial Statements

Frontline Ltd.
Consolidated Statements of Changes in Stockholders' Equity for the years ended
December 31, 2006, 2005 and 2004 (in thousands of $, except number of shares)
                                                                 2006           2005           2004
NUMBER OF SHARES OUTSTANDING
   Balance at beginning of year                            74,825,169     74,825,169     73,647,930
   Shares issued                                                   --             --      1,197,436
   Shares bought back                                              --             --        (20,197)
----------------------------------------------------------------------------------------------------
   Balance at end of year                                  74,825,169     74,825,169     74,825,169
----------------------------------------------------------------------------------------------------

SHARE CAPITAL
   Balance at beginning of year                               187,063        187,063        184,120
   Shares issued                                                   --             --          2,994
   Shares bought back and cancelled                                --             --            (51)
----------------------------------------------------------------------------------------------------
   Balance at end of year                                     187,063        187,063        187,063
----------------------------------------------------------------------------------------------------

CONTRIBUTED SURPLUS
   Balance at beginning of year                               534,787        568,127        513,859
   Shares issued                                                   --             --         42,802
   Shares bought back and warrants exercised or expired            --             --           (581)
   Excess of cash proceeds over book value on issue of
   shares by subsidiary                                            --             --          9,050
   Contribution from related party                                 --         85,364             --
   Cash dividends                                             (35,634)      (203,643)            --
   Minority interest in deemed equity contributions
   and deemed dividends                                       (13,231)        84,939          2,997
----------------------------------------------------------------------------------------------------
   Balance at end of year                                     485,922        534,787        568,127
----------------------------------------------------------------------------------------------------

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
   Balance at beginning of year                                (6,684)         5,414         (6,953)
   Other comprehensive income (loss)                            2,259        (12,098)        12,367
----------------------------------------------------------------------------------------------------
   Balance at end of year                                      (4,425)        (6,684)         5,414
----------------------------------------------------------------------------------------------------

RETAINED EARNINGS
   Balance at beginning of year                                    --        157,364        564,391
   Net income                                                 516,000        606,839      1,023,382
   Cash dividends                                            (488,158)      (552,322)    (1,040,093)
   Stock dividends                                            (27,842)      (211,881)      (390,316)
----------------------------------------------------------------------------------------------------
   Balance at end of year                                          --             --        157,364
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
TOTAL STOCKHOLDERS' EQUITY                                    668,560        715,166        917,968
===================================================================================================

COMPREHENSIVE INCOME (LOSS)
   Net income                                                 516,000        606,839      1,023,382
   Unrealised gains (loss) from marketable securities           1,721        (11,877)        10,441
   Unrealised gains from cash flow hedging derivative
   instruments                                                     --             --          2,471
   Foreign currency translation and other                         538           (221)          (545)
----------------------------------------------------------------------------------------------------
   Other comprehensive income                                   2,259        (12,098)        12,367

----------------------------------------------------------------------------------------------------
Comprehensive income                                          518,259        594,741      1,035,749
===================================================================================================

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

1.   GENERAL

     Frontline Ltd. (the "Company" or "Frontline") is a Bermuda based shipping company engaged primarily in the ownership and operation of oil tankers, including oil/bulk/ore ("OBO") carriers. The Company operates tankers of two sizes: very large crude carriers ("VLCCs") which are between 200,000 and 320,000 deadweight tons ("dwt"), and Suezmaxes, which are vessels between 120,000 and 170,000 dwt. In addition, the Company owns and operates three containerships which range from 1,700 to 2,824 twenty-foot equivalent units ("TEU"). The Company operates primarily through subsidiaries and partnerships located in Bermuda, Isle of Man, Liberia, Norway, Panama, Singapore, Cayman Islands, Malta, the Bahamas and Cyprus. The Company is also involved in the charter, purchase and sale of vessels.

     The Company's ordinary shares are listed on the New York Stock Exchange, the Oslo Stock Exchange and the London Stock Exchange.

     In October 2003, the Company established Ship Finance International Limited ("Ship Finance") in Bermuda. Through transactions executed in January 2004, the Company transferred to Ship Finance ownership of 46 vessel-owning entities each owning one vessel and its corresponding financing, and one entity owning an option to acquire a VLCC. The Company then leased the vessels back on long-term charters. The assets and liabilities were transferred to, and recorded by Ship Finance, at the historical net book value of each asset at December 31, 2003. In May 2004 the Board of Frontline declared a share dividend of 25% of the issued share capital of Ship Finance to Frontline's shareholders. Frontline's shareholders received one share in Ship Finance for every four Frontline shares held. Further share dividends have been declared as follows:

     ---------------------------------------------------------------------------
                                                                     % of
                                                                     Frontline
                                                                     holding
     Declaration Date                   Distribution Date            distributed
     ---------------------------------------------------------------------------
     August 2004                        September 2004               10.0
     November 2004                      December 2004                13.2
     January 2005                       February 2005                25.0
     February 2005                      March 2005                   10.0
     February 2006                      March 2006                    5.1

     As of December 31, 2006, the Company's remaining shareholding in Ship Finance was 11.1%. The Company has accounted for the spin off of Ship Finance at historical cost. Ship Finance shares are traded on the New York Stock Exchange under the ticker symbol SFL. Under the provisions of FASB Interpretation No. 46 (revised December 2003) Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 ("FIN 46(R)") Ship Finance remains consolidated into Frontline.

     As of December 31, 2006, Ship Finance had total assets of $2,553.7 million and net assets of $600.5 million. A total of $2,427.1 million of the assets of Ship Finance, which have been recorded as owned vessels in the Company's consolidated financial statements, are pledged as security for Ship Finance's debt obligations. The Company has not guaranteed the obligations of Ship Finance.

     In November 2004, the Company established Golden Ocean Group Limited ("Golden Ocean") as a wholly owned subsidiary in Bermuda for the purpose of transferring, by way of contribution, certain dry bulk shipping interests. Three Frontline subsidiaries and cash equal to the difference between $22.45 million and the historical net book value of those subsidiaries was transferred to Golden Ocean on December 1, 2004. On the same date, the Board of Frontline resolved to distribute its shares in Golden Ocean to its shareholders in proportion to their ownership in Frontline. Frontline's shareholders received three shares in Golden Ocean for every Frontline share held. Certain of the Company's U.S. shareholders were excluded from the distribution and received a cash payment in lieu of shares equal to $0.60 per Golden Ocean share, which represented the average price per share of the Golden Ocean shares during their first five days of trading on the Oslo Stock Exchange where Golden Ocean was listed on December 15, 2004. The Company does not have any significant continuing involvement in these dry bulk operations and as a result, the financial results from the Company's dry bulk operations transferred to Golden Ocean have been reported under "discontinued operations" for 2004. The Company accounted for the spin off of Golden Ocean at fair value and recorded a gain of $99.5 million in the year ended December 31, 2004 which is included in the result from discontinued operations in the statement of operations.

     As discussed in Note 3, the Company began consolidating the variable interest entity CalPetro Tankers (Bahamas III) Limited ("Bahamas III") as of April 1, 2006. Bahamas III has total assets of $18.8 million and net assets of $2.6 million and its sole asset, which is recorded as an owned vessel in the Company's consolidated financial statements, is pledged as security for the debt obligations of Bahamas III. The Company has not guaranteed the obligations of Bahamas III.

2.   ACCOUNTING POLICIES

     Basis of accounting

     The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The consolidated financial statements include the assets and liabilities of the Company and its subsidiaries and certain variable interest entities in which the Company is deemed to be the primary beneficiary. All intercompany balances and transactions have been eliminated on consolidation.

     A variable interest entity ("VIE") is a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including: decision making ability and an interest in the entity's residual risks and rewards or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or where (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity's activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights. FIN 46(R) requires a variable interest entity to be consolidated if any of its interest holders are entitled to a majority of the entity's residual return or are exposed to a majority of its expected losses.

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

     Vessel purchase options are capitalised at the time option contracts are acquired or entered into. The Company reviews expected future cash flows, which would result from the exercise of each option contract on a contract by contract basis to determine whether the carrying value of the option is recoverable. If the expected future cash flows are less than the carrying value of the option plus further costs to delivery, a provision is made to write down the carrying value of the option to the recoverable amount. The carrying value of each option payment is written off as and when the Company adopts a formal plan not to exercise the option. Purchase price payments are capitalised and the total of the option payment, if any, and purchase price payment is transferred to cost of vessels, upon exercise of the option and delivery of the vessel to the Company.

     Impairment of long-lived assets

     The carrying value of long-lived assets that are held and used by the Company are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be appropriate. The Company assesses recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value. In addition, long-lived assets to be disposed of are reported at the lower of carrying amount and fair value less estimated costs to sell.

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

     Trade accounts receivable

     Trade and other receivables are presented net of allowances for doubtful balances. If amounts become uncollectible, they are charged to the income statement when that determination is made.

     Revenue and expense recognition

     Revenues and expenses are recognised on the accruals basis. Revenues are generated from freight billings, time charter and bareboat charter hires. The operating results of voyages in progress are estimated and recorded pro-rata on a per day basis in the consolidated statements of operations. Probable losses on voyages are provided for in full at the time such losses can be estimated. Time charter and bareboat charter revenues are recorded over the term of the charter as a service is provided. The Company uses a discharge-to-discharge basis in determining percentage of completion for all spot voyages and voyages servicing contracts of affreightment whereby it recognises revenue rateably from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. The Company does not begin recognising revenue until a charter has been agreed to by a customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. Amounts receivable or payable arising from profit sharing arrangements are accrued based on amounts earned as of the reporting date.

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

     Derivatives

     The Company may enter into interest rate swap transactions to hedge a portion of its exposure to floating interest rates. These transactions involve the conversion of floating rates into fixed rates over the life of the transactions without an exchange of underlying principal. The fair values of the interest rate swap contracts are recognised as assets or liabilities with changes in fair values recognised in the consolidated statements of operations.

     The Company may enter into forward freight contracts and options in order to hedge exposure to the spot market for certain trade routes and in some cases, for speculative purposes. These transactions involve entering into a contract to swap theoretical market index based voyage revenues for a fixed daily rate. The fair values of the forward freight contracts are recognised as assets or liabilities with changes in fair values recognised in the consolidated statements of operations.

     The Company entered into Yen denominated forward currency contracts for speculative purposes. The fair values of forward currency contracts are recognised as assets or liabilities with changes in fair value recognised in the consolidated statements of operations. These contracts were all terminated during 2006 and there were no Yen denominated forward currency contracts outstanding at December 31, 2006.

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

     Foreign currencies

     The Company's functional currency is the U.S. dollar as the majority of revenues are received in U.S. dollars and a majority of the Company's expenditures are made in U.S. dollars. The Company's reporting currency is also U.S. dollars. Most of the Company's subsidiaries have U.S. dollars as their functional currency. For subsidiaries that maintain their accounts in currencies other than U.S. dollars, the Company uses the current method of translation whereby the statements of operations are translated using the average exchange rate and the assets and liabilities are translated using the year end exchange rate. Foreign currency translation gains or losses are recorded as a separate component of other comprehensive income in stockholders' equity.

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

     Stock-based compensation

     On January 1, 2006, the Company adopted SFAS 123(R) Share-Based Payment ("FAS 123R"). Under FAS 123R, the Company is required to expense the fair value of stock options issued to employees over the period the options vest.

     Earnings per share

     Basic earnings per share ("EPS") is computed based on the income available to common stockholders and the weighted average number of shares outstanding for basic EPS. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

     Issuance of shares by a subsidiary/ associate

     The Company recognises a profit when its subsidiary or associate issues its stock to third parties at a price per share in excess of its carrying amount if such profit is realisable. If such profit is not realisable, it is recorded as an increase to contributed surplus.

3.   RESTATEMENT OF PRIOR YEARS

     As discussed in note 27, the Company acquired the Independent Tankers Corporation ("ITC Group") from a related party in 2004. The Company has restated its Consolidated Financial Statements as of December 31, 2005 and for the years ended December 31, 2005 and 2004 as a result of the correction of an error in its initial application of FIN 46R. The Company had incorrectly concluded that it was the primary beneficiary of the variable interest entities CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited, CalPetro Tankers (Bahamas III) Limited and CalPetro Tankers (IOM) Limited for the years ended December 31, 2004 and December 31, 2005 and as a result, these entities were fully consolidated. During 2006, the Company revisited this analysis and determined that it was not the primary beneficiary of these entities and therefore has accounted for these investments under the equity method.

     As discussed in Note 17, in April 2006, CalPetro Tankers (Bahamas III) Limited cancelled its bareboat contract with Chevron Transport Corporation ("Chevron"). Under FIN 46(R) this is considered a triggering event and the Company began to consolidate the variable interest entity into its accounts from that date.

     The tables below illustrate the effect of the restatement on the Company's prior year Consolidated Statements of Operations and Consolidated Statements of Cashflows for the years ended December 31, 2005 and 2004, and the Consolidated Balance Sheet as of December 31, 2005. As the consolidation and equity accounting models result in the same net income, there has been no change in opening equity or earnings per share data as a result of this restatement.

     ----------------------------------------------------------------------------------------------
     (in thousands of $)                                           2005    Adjustment          2005
                                                         (as previously                  (restated)
                                                              reported)
     ----------------------------------------------------------------------------------------------
     Finance lease interest income                                9,584        (9,584)           --
     Other income                                                 3,610           267         3,877
     Administrative expenses                                     21,181          (120)       21,061
     Interest income                                             41,040          (173)       40,867
     Interest expense                                           215,995        (9,937)      206,058
     Equity earnings of unconsolidated subsidiaries and
     associated companies                                         3,691          (312)        3,379
     Other financial items, net                                   2,010          (255)        1,755
     Net income                                                 606,839            --       606,839
     Cash and cash equivalents                                  100,533        (7,751)       92,782
     Other receivables                                           20,053           (29)       20,024
     Prepaid expenses and accrued income                          9,328        (2,285)        7,043
     Net investment in finance lease, current portion            11,861       (11,861)           --
     Investment in unconsolidated subsidiaries and
     associated companies                                        10,169         5,614        15,783
     Net investment in finance lease, long term portion          96,057       (96,057)           --
     Deferred charges                                            18,664          (653)       18,011
     Total assets                                             4,567,839      (113,022)    4,454,817
     Short-term debt and current portion of long-term debt      240,191       (12,056)      228,135
     Accrued expenses                                            87,336        (2,489)       84,847
     Long-term debt                                           2,199,538       (98,477)    2,101,061
     Total liabilities                                        3,381,923      (113,022)    3,268,901
     Net cash provided by operating activities                  979,774           276       980,050
     Net cash used in investing activities                      344,737        13,487       358,224
     Net cash used in financing activities                      640,206       (14,283)      625,923
     Cash and cash equivalents at beginning of year             105,702        (8,823)       96,879
     Cash and cash equivalents at end of year                   100,533        (7,751)       92,782

     ---------------------------------------------------------------------------------------
     (in thousands of $)                                       2004   Adjustment        2004
                                                     (as previously               (restated)
                                                          reported)
     ---------------------------------------------------------------------------------------
     Finance lease interest income                           10,794     (10,794)          --
     Other income                                             3,630         147        3,777
     Administrative expenses                                 25,739        (143)      25,596
     Interest income                                         31,595        (192)      31,403
     Interest expense                                       205,458     (11,080)     194,378
     Equity earnings of unconsolidated subsidiaries and
     associated companies                                    10,553        (128)      10,425
     Other financial items, net                               2,237        (256)       1,981
     Net income                                           1,023,382          --    1,023,382
     Net cash provided by operating activities              905,987        (147)     905,840
     Net cash used in investing activities                  178,490      11,904      190,394
     Net cash used in financing activities                1,102,964       8,391    1,111,355
     Cash and cash equivalents at beginning of year         124,189     (12,189)     112,000
     Cash and cash equivalents at end of year               105,702      (8,823)      96,879


4.   RECENTLY ADOPTED ACCOUNTING STANDARDS

     Effective January 1, 2006, the Company adopted FAS No. 123R Share-Based Payment ("FAS 123R") using the modified prospective transition method. Under the modified prospective method the Company recognises compensation cost beginning with the effective date based on the requirements of FAS 123R for all share-based payments granted after the effective date. Prior period results have not been restated.

     In 2006, the Company recorded compensation expense of $2.2 million in relation to share-based payments, which was calculated in accordance with FAS 123R. The compensation expense related to share-based payments granted under the Ship Finance International Limited share option scheme. In 2005 the Company did not record any compensation expense as no options were granted or outstanding during 2005.

     Under the modified prospective method, the Company continued to account for 2004 compensation expense in accordance with Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees ("APB 25"), where the compensation cost for stock options is recognised as an expense over the service period based on the excess, if any, of the quoted market price of the stock at the grant date of the award or other measurement date, over the exercise price to be paid to acquire the stock.

     In 2004, the Company recorded compensation expense of $4.2 million in connection with employee share options. Had the compensation costs for 2004 been determined consistent with the fair value method required in FAS 123R, the Company's net income and earnings per share would have been increased to the following pro forma amounts in 2004:

     ---------------------------------------------------------------------------
     (in thousands, except per share data)                                 2004
     ---------------------------------------------------------------------------
     Net income (loss)
        As reported                                                   1,023,382
        Add: Compensation expenses as reported                            4,231
        Compensation expense determined under fair value
        based method for all awards                                     (2,756)
     ---------------------------------------------------------------------------
        Adjusted net income, fair value based method
        for all awards                                                1,024,857
     ---------------------------------------------------------------------------

     Basic earnings per share
        As reported                                                      $13.79
        FAS 123R adjusted                                                $13.81

     Diluted earnings per share
        As reported                                                      $13.79
        FAS 123R adjusted                                                $13.81

5.   RECENTLY ISSUED ACCOUNTING STANDARDS

     In March 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 156 Accounting for Servicing of Financial Assets - an amendment to FAS 140 ("FAS 156"). FAS 156 requires all separately recognised servicing rights be initially measured at fair value if practicable. The statement also permits an entity to choose between two measurement methods for each class of separately recognised servicing assets and liabilities. FAS 156 is effective for fiscal years beginning after September 15, 2006. The adoption of FAS 156 on January 1, 2007 did not have an impact on the Company's financial statements.

     In July 2006, the FASB issued Interpretation No. 48 Accounting for Uncertainty in Income Taxes - an interpretation of FAS 109 ("FIN 48"). FIN 48 clarifies the application of FAS 109 by defining the criterion that an individual tax position must meet for any part of the benefit of that position to be recognised in an entity's financial statements and also provides guidance on measurement, de-recognition, classification, interest and penalties and disclosure. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 on January 1, 2007 did not have an impact on the Company's financial statements.

     In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 Fair Value Measurements ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. FAS 157 applies under most other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. FAS 157 is effective for fiscal years beginning after November 15, 2007. The Company has not yet determined the effect of adoption of FAS 157 on its financial statements.

     In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158 Employers' Accounting for Defined Benefit Pension and Other Post Retirement Plans - an amendment of FAS 87, 88, 106, and 132R ("FAS 158"). FAS 158 requires that the funded status of defined benefit post retirement plans be recognised in the statement of financial position and changes in the funded status be reflected in comprehensive income. FAS 158 also requires the benefit obligations to be measured as of the same date of the financial statements and requires additional disclosures related to the effects of delayed recognition of gains or losses, prior service costs or credits and transition assets or obligation on net periodic benefit cost. FAS 158 is effective for fiscal years ending after December 15, 2006 for employers with publicly traded securities. The adoption of FAS 158 on January 1, 2007 did not have an impact on the Company's financial statements.

     In September 2006, the SEC issued SAB No. 108 Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements ("SAB 108"), which provides interpretative guidance on how registrants should quantify financial statement misstatements. Under SAB 108 registrants are required to consider both a "rollover" method, which focuses primarily on the income statement impact of misstatements, and the "iron curtain" method, which focuses primarily on the balance sheet impact of misstatements. The effects of prior year uncorrected errors include the potential accumulation of improper amounts that may result in material misstatement on the balance sheet or the reversal of prior period errors in the current period that result in a material misstatement of the current period income statement amounts. Adjustments to current or prior period financial statements would be required in the event that after application of various approaches for assessing materiality of a misstatement in a current period financial statements and consideration of all relevant quantitative and qualitative factors, a misstatement is determined to be material. The Company adopted the provisions of SAB 108 as of December 31, 2006. The adoption of SAB 108 did not have an effect on the Company's results of operations or financial position.

6.   SEGMENT INFORMATION

     The Company has two reportable segments: the tanker segment and the "all other" segment. The tanker segment derives its revenues from the transportation of crude oil with its fleet of VLCC and Suezmax vessels. Revenues and expenses not belonging to the tanker segment comprise primarily corporate head office administration expenses, operation of the company's OBO and containership fleets, and FPSO and Heavylift conversion projects and have been reported under the All Other segment.

     Segment results are evaluated based on income from vessel operations before general and administrative expenses, which is net of total operating revenues and voyage expenses. The accounting policies used in the reportable segments are the same as those followed in the preparation of the Company's consolidated financial statements.

     In the prior year the Company presented OBO and drybulk operations as separate segments. As of 2005, all drybulk operations are now discontinued and as such, segmental disclosure is no longer appropriate. The OBO segment is not a reportable segment as it does not meet the quantitative thresholds used to determine reportable segments - voluntary disclosure of this segment was given in prior years but has not been disclosed in the current year. Segment information for the years ended December 31, 2005 and 2004 has been restated to reflect current year presentation.

     The Company's management does not evaluate performance by geographical region as this information is not meaningful.

     Information about the Company's reportable segments and a reconciliation to the consolidated totals as of and for each of the years ended December 31, 2006, 2005 and 2004 is as follows:

     ----------------------------------------------------------------------------------
     (in thousands of $)                             Tankers    All Other         Total
     ----------------------------------------------------------------------------------
     2006
     Total operating revenues                      1,459,606      124,257     1,583,863
     Voyage expenses                                 392,328        4,248       396,576
     Ship operating expenses                         165,363       34,014       199,377
     Depreciation and amortisation                   178,542       25,307       203,849
     Interest income                                  25,533       22,200        47,733
     Interest expense                                186,744       19,400       206,144
     Share in results from associated companies          592          526         1,118
     Net income (loss)                               640,930     (124,930)      516,000
     Vessels and equipment, net                    2,071,685      374,593     2,446,278
     Vessels under capital lease                     626,374           --       626,374
     Investment in associated companies                5,881       11,944        17,825
     Total assets                                  3,365,617    1,224,320     4,589,937
     Expenditure for vessels                         213,867      355,952       569,819

     -------------------------------------------------------------------------------
     (in thousands of $)                            Tankers   All Other        Total
     -------------------------------------------------------------------------------
     2005
     Total operating revenues                     1,386,509     118,007    1,504,516
     Voyage expenses                                332,395       4,826      337,221
     Ship operating expenses                        129,865      18,837      148,702
     Depreciation and amortisation                  175,491      22,868      198,359
     Interest income                                 24,490      16,377       40,867
     Interest expense                               192,348      13,710      206,058
     Share in results from associated companies       2,888         491        3,379
     Net income (loss)                              654,773     (47,934)     606,839
     Discontinued operations                             --       8,785        8,785
     Vessels and equipment, net                   2,243,221     341,626    2,584,847
     Vessels under capital lease                    672,608          --      672,608
     Investment in associated companies               7,796       7,987       15,783
     Total assets                                 3,529,681     925,136    4,454,817
     Expenditure for vessels                        558,163          --      558,163

     ------------------------------------------------------------------------------
     (in thousands of $)                            Tankers   All Other       Total
     ------------------------------------------------------------------------------
     2004
     Total operating revenues                     1,754,878      88,045   1,842,923
     Voyage expenses                                358,863       2,746     361,609
     Ship operating expenses                        114,984      15,401     130,385
     Depreciation and amortisation                  159,478      21,019     180,497
     Interest income                                 21,950       9,453      31,403
     Interest expense                               179,223      15,155     194,378
     Share in results from associated companies       8,935       1,490      10,425
     Net income                                     942,329      81,053   1,023,382
     Discontinued operations                             --     117,619     117,619
     Vessels and equipment, net                   1,975,447     278,914   2,254,361
     Vessels under capital lease                    718,842          --     718,842
     Investment in associated companies              21,214       7,667      28,881
     Total assets                                 3,448,027     763,134   4,211,161
     Expenditure for vessels                        126,947          --     126,947

     All other is comprised of items as follows:

     ---------------------------------------------------------------------------------------
     (in thousands of $)                                    2006          2005          2004
     ---------------------------------------------------------------------------------------
     Other operating revenues
     Vessel operating revenue                            109,077       113,713        84,114
     Finance lease interest income                         9,410            --            --
     Other operating revenues                              5,770         4,294         3,931
     ---------------------------------------------------------------------------------------
     Total other operating revenues                      124,257       118,007        88,045
     ---------------------------------------------------------------------------------------
     Other net income
     Net income from vessels                              39,645        62,008       149,453
     Minority interest                                  (158,682)     (169,459)      (57,602)
     Net income (loss) attributable to corporate
     holding and management companies                     (5,893)       59,517       (10,798)
     ---------------------------------------------------------------------------------------
     Total other net income                             (124,930)      (47,934)       81,053
     ---------------------------------------------------------------------------------------
     Other assets
     Vessels, equipment and newbuildings                 470,470       339,007       277,651
     Cash and cash equivalents attributable to
     holding company                                     445,245       378,674       333,507
     Marketable securities held by corporate
     holding company                                       1,469       144,156        78,327
     Investment in finance leases attributable to
     other segments                                      198,749            --            --
     Other assets attributable to corporate holding
     and management companies                            108,387        63,299        73,649
     ---------------------------------------------------------------------------------------
     Total  other assets                               1,224,320       925,136       763,134
     ---------------------------------------------------------------------------------------

     During the year ended December 31, 2006, the Company reported total income from one customer which represented approximately 13% of consolidated operating revenues (2005: one customer, 2004: two customers). These revenues are reported under the tanker segment.

7.   TAXATION

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

     Other Jurisdictions

     Certain of the Company's subsidiaries in Singapore, Norway and the United Kingdom are subject to taxation in their respective jurisdictions. The tax paid by subsidiaries of the Company that are subject to taxation is not material.

8.   EARNINGS PER SHARE

     The computation of basic EPS is based on the weighted average number of shares outstanding during the year. The computation of diluted EPS assumes the foregoing and the exercise of stock options using the treasury stock method.

     The components of the numerator for the calculation of basic EPS and diluted EPS for net income from continuing operations and net income are as follows:

     ---------------------------------------------------------------------------
     (in thousands of $)                          2006         2005         2004
     ---------------------------------------------------------------------------
     Net income from continuing operations     516,000      598,054      905,763
     Discontinued operations                        --        8,785      117,619
     ---------------------------------------------------------------------------
     Net income available to stockholders      516,000      606,839    1,023,382
     ===========================================================================

     The components of the denominator for the calculation of basic EPS and diluted EPS are as follows:

     ---------------------------------------------------------------------------
     (in thousands)                                       2006     2005     2004
     ---------------------------------------------------------------------------
     Basic and diluted earnings per share:
     Weighted average number of ordinary shares
     outstanding                                        74,825   74,825   74,192
     ===========================================================================

     All of the 100,000 stock options issued by Frontline during 2006 were anti-dilutive. In the years ended December 31, 2005 and 2004 no options were anti-dilutive.

9.   LEASES

     As of December 31, 2006 the Company leased in thirteen vessels on long-term time charters and bareboat charters from third parties. One of those leases is classified as an operating lease and twelve as capital leases. The Company's long-term leases of vessels generally contain optional renewal periods and purchase and put options.

     Rental expense

     Charter hire payments to third parties for certain contracted-in vessels are accounted for as operating leases. The Company is also committed to make rental payments under operating leases for office premises. The future minimum rental payments under the Company's non-cancellable operating leases are as follows:

     ---------------------------------------------------------------------------
     (in thousands of $)
     Year ending December 31,
     ---------------------------------------------------------------------------
     2007                                                                  7,950
     2008                                                                  7,863
     2009                                                                  7,820
     2010                                                                  6,105
     2011                                                                  6,106
     2012 and later                                                        7,430
     ---------------------------------------------------------------------------
     Total minimum lease payments                                         43,274
     ===========================================================================

     Total rental expense for operating leases was $24.9 million, $11.7 million and $39.3 million for the years ended December 31, 2006, 2005 and 2004, respectively.

     The following table discloses information about the terms of the Company's leases of vessels contracted in which are accounted for as operating leases:

     --------------------------------------------------------------------------------------
     Vessel Type               Expiry of     Extended     Extended   Company's     Lessor's
                               Mandatory        Lease        Lease    Purchase   Put Option
                                   Lease   Periods at   Periods at      Option     Exercise
                                  Period     Lessor's    Company's     Periods         Date
                                               Option       Option
     --------------------------------------------------------------------------------------
     Front Warrior (Suezmax)        2007    2008-2011    2010-2011  2007- 2011         2011

     A liability for put options on vessels leased under leases classified as operating leases is recorded at such time that market conditions make it likely that a put option will be exercised on the exercise date. A liability is recognised based on the amount, if any, by which the put option price exceeds the fair market value of the related vessel. At December 31, 2006 no such liability had arisen.

     Nine of the thirteen vessels leased by the Company are leased from special purpose lessor entities which were established and are owned by independent third parties who provide financing through debt and equity participation. Each entity owns one vessel, which is leased to the Company, and has no other activities. Prior to the adoption of FIN 46(R), these special purpose entities were not consolidated by Frontline. One of these leases is accounted for as operating leases and eight of these leases are accounted for as capital leases. The Company has determined that due to the existence of certain put and call options over the leased vessels, these entities are variable interest entities. The determination of the primary beneficiary of a variable interest entity requires knowledge of the participations in the equity of that entity by individual and related equity holders. Our lease agreements with the leasing entities do not give us any right to obtain this information and the Company has been unable to obtain this information by other means. Accordingly the Company is unable to determine the primary beneficiary of these leasing entities. At December 31, 2006, the original cost to the lessor of the assets under such arrangements was $618.5 million. At December 31, 2006 and 2005, the Company's residual value guarantees associated with these leases, which represent the maximum exposure to loss, are $84.5 million.

     The following table discloses information about the Company's activity with these non-consolidated lessor entities in the three year period ended December 31, 2006:

     -----------------------------------------------------------------------------------------
                                                                Year ended December 31,
                                                                  2006     2005           2004
     -----------------------------------------------------------------------------------------
     Repayments of principal obligations under capital leases   25,142   22,205         19,686
     Interest expense for capital leases                        34,867   36,850         38,436
     Charterhire expense for operating leases                    5,402    5,211         31,839

     As of December 31, 2006 the Company leased out thirty four of its vessels to third parties on time and bareboat charters with initial periods ranging between three months and five and a half years. All of those leases are classified as operating leases.

     Rental income

     The minimum future revenues to be received on time and bareboat charters which are accounted for as operating leases and other contractually committed income as of December 31, 2006 are as follows:

     ---------------------------------------------------------------------------
     (in thousands of $)                                               Total

     ---------------------------------------------------------------------------
     2007                                                                301,335
     2008                                                                214,174
     2009                                                                128,151
     2010                                                                 42,156
     2011                                                                 4,879
     2012 and later                                                           --
     ---------------------------------------------------------------------------
     Total minimum lease revenues                                        690,695
     ===========================================================================

     The cost and accumulated depreciation of the vessels leased to third parties as of December 31, 2006 were approximately $2,167.4 million and $849.3 million, respectively, and as of December 31, 2005 were approximately $2,012.8 million and $729.0 million, respectively.

10.  MARKETABLE SECURITIES

     Marketable securities held by the Company are equity securities considered to be available-for-sale securities.

     ---------------------------------------------------------------------------
     (in thousands of $)                                    2006           2005
     ---------------------------------------------------------------------------
     Cost                                                  1,198        145,606
     Net unrealised gain (loss)                              271         (1,450)
     ---------------------------------------------------------------------------
     Fair value                                            1,469        144,156
     ===========================================================================

     The net unrealised gain (loss) on marketable securities, including a component of foreign currency translation, included in comprehensive income decreased by $1.7 million for the year ended December 31, 2006 (2005 - decrease in net unrealised gain of $11.9 million).

     ---------------------------------------------------------------------------------
     (in thousands of $)                                      2006      2005      2004
     ---------------------------------------------------------------------------------
     Proceeds from sale of available-for-sale securities   154,409   152,814    57,450
     Realised gain (including amounts classified in
     discontinued operations)                                9,782    28,035     7,151
     =================================================================================

     The cost of sale of available-for-sale marketable securities is calculated on an average cost basis.

11.  TRADE ACCOUNTS RECEIVABLE

     Trade accounts receivable are presented net of allowances for doubtful accounts relating to demurrage claims amounting to $3.0 million and $7.5 million as of December 31, 2006 and 2005 respectively.

12.  OTHER RECEIVABLES

     ---------------------------------------------------------------------------
     (in thousands of $)                                       2006         2005
     ---------------------------------------------------------------------------
     Agent receivables                                        7,039        4,998
     Due from related parties                                 1,683        2,549
     Claims receivables                                       8,458        4,657
     Receivable from sale of assets                          13,372           --
     Other receivables                                        8,466        7,820
     ---------------------------------------------------------------------------
                                                             39,018       20,024
     ===========================================================================

     Other receivables are presented net of allowances for doubtful accounts amounting to $nil as of December 31, 2006 and 2005.

13.  OTHER CURRENT ASSETS

     ---------------------------------------------------------------------------
     (in thousands of $)                                       2006         2005
     ---------------------------------------------------------------------------
     Security deposits on newbuildings                       11,222           --
     Other                                                      349          568
     ---------------------------------------------------------------------------
     Other current assets                                    11,571          568
     ===========================================================================

     Security deposits on newbuildings relate to deposits paid plus related interest accrued by Ship Finance in relation to containership newbuildings.

14.  NEWBUILDINGS

     ---------------------------------------------------------------------------
     (in thousands of $)                                  2006              2005
     ---------------------------------------------------------------------------
     Newbuildings                                      166,851            15,927
     ===========================================================================

     The carrying value of newbuildings represents the accumulated costs to the balance sheet date, which the Company has paid by way of purchase instalments, and other capital expenditures together with capitalised loan interest. Interest capitalised in the cost of newbuildings amounted to $3.6 million in 2006 (2005 and 2004: $nil). The two newbuilding contracts held in 2005 were completed and delivered in 2006. There were six newbuilding contracts representing costs of $71.0 million and two conversion projects representing costs of $95.9 million as at December 31, 2006. The conversion projects are for the conversion of an Aframax tanker into a Floating Production Storage Offshore ("FPSO") vessel and the conversion of a single hull Suezmax tanker into a heavy lift vessel.

     The cost for the conversion projects includes $55.3 million which has been transferred from vessels and equipment as the vessels are undergoing conversion and are considered to be newbuildings until conversion is complete.

15.  VESSELS AND EQUIPMENT, NET

     ---------------------------------------------------------------------------
     (in thousands of $)                                   2006            2005
     ---------------------------------------------------------------------------
     Cost                                             3,567,607       3,620,847
     Accumulated depreciation                        (1,121,329)     (1,036,000)
     ---------------------------------------------------------------------------
     Net book value at end of year                    2,446,278       2,584,847
     ===========================================================================

     Included in the above amounts as of December 31, 2006 and 2005 is equipment with a net book value of $3.5 million and $2.6 million, respectively. Depreciation expense for vessels and equipment was $157.6 million, $198.8 million and $137.0 million for the years ended December 31, 2006, 2005 and 2004, respectively, including amounts recorded in discontinued operations.

     In November 2005, the bareboat charterer of the Navix Astral declared their intent to exercise a purchase option with the vessel being delivered to her new owner in January 2006. An impairment loss of $1.9 million was included in the Statement of Operations for the year ended December 31, 2005 in respect of this vessel. The net sale proceeds were denominated in Yen and due to fluctuations in the value of the Yen, the actual realised loss on the sale of the Navix Astral was $0.8 million.

16.  VESSELS UNDER CAPITAL LEASE, NET

     ---------------------------------------------------------------------------
     (in thousands of $)                                    2006           2005
     ---------------------------------------------------------------------------
     Cost                                                835,746        835,746
     Accumulated depreciation                           (209,372)      (163,138)
     ---------------------------------------------------------------------------
     Net book value at end of year                       626,374        672,608
     ===========================================================================

     Depreciation expense for vessels under capital lease was $46.2 million, $46.2 million and $46.3 million for the years ended December 31, 2006, 2005 and 2004, respectively.

     The outstanding obligations under capital leases are payable as follows:

     ---------------------------------------------------------------------------
     (in thousands of $)
     Year ending December 31,
     ---------------------------------------------------------------------------
     2007                                                               127,253
     2008                                                                82,976
     2009                                                               157,569
     2010                                                               227,345
     2011                                                               140,391
     2012 and later                                                     288,683
     ---------------------------------------------------------------------------
     Minimum lease payments                                           1,024,217
     Less: imputed interest                                            (272,287)
     ---------------------------------------------------------------------------
     Present value of obligations under capital leases                  751,930
     ===========================================================================

     As of December 31, 2006, the Company held twelve vessels under capital leases (2005 - twelve). These leases are for terms that range from eight to twenty four years. The Company has purchase options over eight of these vessels at certain specified dates and the lessor has options to put these vessels to the Company at the end of the lease term. Gains arising from the sale and leaseback transactions have been deferred and are being amortised over the lease terms.

     The following table discloses information about the terms of the Company's leases of vessels contracted in which are accounted for as capital leases:

     -----------------------------------------------------------------------------------------------
     Vessel Type                   Expiry of     Extended     Extended      Company's   Lessor's Put
                                   Mandatory        Lease        Lease       Purchase         Option
                                Lease Period   Periods at   Periods at         Option       Exercise
                                                 Lessor's    Company's        Periods           Date
                                                   Option       Option
     -----------------------------------------------------------------------------------------------
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

     Put options on vessels leased under leases classified as capital leases are recorded as part of the lease's minimum lease payments. Lease liabilities are amortised so that the remaining balance at the date the put option becomes exercisable is equal to the put option amount. An additional liability is recognised based on the amount, if any, by which the put option price exceeds the fair market value of the related vessel. As of December 31, 2006 no such additional liability had arisen.

     Note (1.) The Company does not have options to purchase the vessel but it has first refusal if the vessel's owner offers the vessel for sale.

     Note (2.) The Company has the right to terminate the lease at any time but only with permission of the charterer.

17.  EQUITY METHOD INVESTMENTS

     As of December 31, 2006, the Company has the following participation in investments that are recorded using the equity method:

     ---------------------------------------------------------------------------
                                                                  2006      2005
     ---------------------------------------------------------------------------
     International Maritime Exchange ASA                        24.49%    24.49%
     Front Tobago Shipping Corporation                          40.00%    40.00%
     Golden Fountain Corporation                                50.00%    50.00%
     Front Shadow Inc                                          100.00%       --
     CalPetro Tankers (Bahamas I) Limited                      100.00%   100.00%
     CalPetro Tankers (Bahamas II) Limited                     100.00%   100.00%
     CalPetro Tankers (Bahamas III) Limited                        --    100.00%
     CalPetro Tankers (IOM) Limited                            100.00%   100.00%

     Summarised balance sheet information of the Company's equity method investees is as follows:

     ---------------------------------------------------------------------------
     (in thousands of $)                                    2006            2005
     ---------------------------------------------------------------------------
     Current assets                                       71,320          45,772
     Non current assets                                  139,983         105,559
     Current liabilities                                  27,267          16,922
     Non current liabilities                              99,247          98,477

     Summarised statement of operations information of the Company's equity method investees is as follows:

     ---------------------------------------------------------------------------
     (in thousands of $)                            2006        2005        2004
     ---------------------------------------------------------------------------
     Net operating revenues                       28,876      27,377      52,486
     Net operating income                         10,461      27,545      44,427
     Net income                                    3,691      20,312      31,244

     Dividends totalling $1.3 million were received from equity method investees in the year ended December 31, 2006.

     As of December 31, 2003 the Company determined that it was the primary beneficiary of Golden Fountain Corporation under FIN 46(R) and therefore consolidated the entity at that date. Golden Fountain sold its vessel on December 17, 2004 which resulted in an accounting gain of $19.7 million. The sale of the vessel and subsequent extinguishment of debt was considered a triggering event and the Company assessed that it was no longer the primary beneficiary and resumed accounting for its investment in Golden Fountain Corporation using the equity method in 2005.

     In 2004, the Company's investment in International Maritime Exchange ASA ("IMAREX") increased to 26.56%. Accordingly, the Company changed its accounting treatment of the investment from a cost basis to the equity method. The Company's shareholding was subsequently reduced to 24.49% as a result of an issuance of shares by IMAREX which the Company did not participate in. The Company is recording its share of income from IMAREX one quarter in arrears. The closing share price for IMAREX as of December 31, 2006 on the Oslo Stock Exchange was NOK 88.00 resulting in an aggregate value of the Company's investment based on the quoted market price of approximately $24.2 million.

     In December 2004, the vessel and all related balances in relation to the operation of Front Tobago were transferred from Front Tobago Inc to a new company Front Tobago Shipping Corporation. The Company's 40% investment in Front Tobago Inc was replaced with a 40% investment in Front Tobago Shipping Corporation.

     In December 2005, Front Tobago Shipping Corporation sold the vessel Front Tobago to the Company for approximately $35.6 million and subsequently realised a gain on sale of $9.6 million. The Company's share of income from associates in 2005 excluded its share of this gain on sale as it was applied against the cost of the Front Tobago.

     Front Shadow is a wholly owned subsidiary of Ship Finance and was incorporated during 2006 for the purpose of holding a single capital asset and leasing that asset to a related party. Front Shadow owns a Panamax vessel. Ship Finance has provided a guarantee in the amount of $2.1 million for the debt of Front Shadow. The net assets of Front Shadow are $0.3 million million, therefore, Ship Finance's maximum exposure to loss for this entity is $2.4 million. The entity is being equity accounted for as it has been determined that it is a VIE and that Ship Finance is not the primary beneficiary under FIN 46(R).

     As discussed in note 3, the Company has determined that under FIN 46(R), it is not the primary beneficiary of the VIEs CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited and CalPetro Tankers (IOM) Limited and as such, these entities are being equity accounted for.

     As discussed in note 3, the Company has determined that under FIN 46(R), it is not the primary beneficiary of the VIEs CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited and CalPetro Tankers (IOM) Limited and as such, these entities are being equity accounted for. These companies were incorporated in 1994 for the purpose of acquiring three oil tankers from Chevron Transport Corporation ("Chevron") and concurrently charter these vessels back to Chevron on long term charter agreements. The companies were acquired by Independent Tankers Corporation which in turn is a wholly owned subsidiary of the Company. In April 2006, Chevron cancelled its bareboat contract with CalPetro Tankers (Bahamas III) Limited. Under FIN 46(R) this is considered a trigger event and the Company began consolidating the VIE into its accounts from that date. The Company does not guarantee the debt of these entities and the net assets of the three entities that are not consolidated total $4.1 million.

18.  INVESTMENT IN FINANCE LEASES

     Ship Finance's jack-up drilling rig is chartered on a long term fixed rate bareboat charter to Seadrill III Ltd. The terms of the charter provide the charterer with various call options throughout the charter period, which expires in 2021.

     The following schedule lists the components of the net investment in finance lease:

     ---------------------------------------------------------------------------
     (in thousands of $)                                            2006   2005
     ---------------------------------------------------------------------------
     Total minimum lease payments to be received                 297,277     --
     Estimated residual values of leased property
     (unguaranteed)                                               60,000     --
     Less: Unearned income                                      (158,528)    --
     ---------------------------------------------------------------------------
     Net investment in finance leases                            198,749     --
     ==========================================================================

     Lease payments under the charter agreement for each of the five succeeding years are as follows: $41.1 million in 2007, $41.2 million in 2008, $29.9 million in 2009, $18.8 million in 2010 and $18.8 million in 2011.

19.  DEFERRED CHARGES

     Deferred charges represent debt arrangement fees that are capitalised. If a loan is repaid early, any unamortised portion of the related deferred charges is charged against income in the period in which the loan is repaid. The deferred charges are comprised of the following amounts:

     ---------------------------------------------------------------------------
     (in thousands of $)                                      2006         2005
     ---------------------------------------------------------------------------
     Debt arrangement fees                                  24,102       32,224
     Accumulated amortisation                               (7,165)     (14,213)
     ---------------------------------------------------------------------------
                                                            16,937       18,011
     ===========================================================================

20.  ACCRUED EXPENSES

     ---------------------------------------------------------------------------
     (in thousands of $)                                     2006           2005
     ---------------------------------------------------------------------------
     Voyage expenses                                       22,064         25,404
     Ship operating expenses                               22,748         14,528
     Administrative expenses                                6,618          3,409
     Interest expense                                      37,627         38,733
     Taxes                                                    317            200
     Other                                                    942          2,573
     ---------------------------------------------------------------------------
                                                           90,316         84,847
     ===========================================================================

21.  OTHER CURRENT LIABILITIES

     ---------------------------------------------------------------------------
     (in thousands of $)                                     2006           2005
     ---------------------------------------------------------------------------
     Forward contract payable                                  --         70,851
     Accrued charterhire                                       --            674
     Related party payables                                   941          2,587
     Other                                                  9,037          9,744
     ---------------------------------------------------------------------------
                                                            9,978         83,856
     ===========================================================================

22.  DEBT

     ---------------------------------------------------------------------------
     (in thousands of $)                                     2006          2005
     ---------------------------------------------------------------------------
     US Dollar denominated floating rate debt
     (LIBOR + 0.50% to 1.25%) due through 2011          1,602,920     1,450,574
     8.5% Senior Notes due 2013                           449,080       457,080
     Serial Notes (6.5% to 6.68%) due through 2010         30,800        53,100
     Term Loans (8.52%) due 2015                           12,744            --
     Term Notes (7.84% to 8.04%) due through 2021         366,200       366,200
     ---------------------------------------------------------------------------
                                                        2,461,744     2,326,954
     Credit facilities                                      1,550         2,242
     ---------------------------------------------------------------------------
     Total debt                                         2,463,294     2,329,196
     Less: short-term and current portion of
           long-term debt                                (281,409)     (228,135)
     ---------------------------------------------------------------------------
                                                        2,181,885     2,101,061
     ===========================================================================

     The outstanding debt as of December 31, 2006 is repayable as follows:

     ---------------------------------------------------------------------------
     (in thousands of $)
     Year ending December 31,
     ---------------------------------------------------------------------------
     2007                                                                279,859
     2008                                                                168,512
     2009                                                                156,566
     2010                                                                142,945
     2011                                                                620,911
     2012 and later                                                    1,092,951
     ---------------------------------------------------------------------------
                                                                       2,461,744
     ===========================================================================

     The weighted average interest rate for the floating rate debt denominated in US dollars was 5.39 percent as of December 31, 2006 (2005 - 4.31 percent). The weighted average interest rate for the floating rate debt denominated in Yen was 1.34 percent as of December 31, 2005. There is no Yen denominated debt outstanding as of December 31, 2006. These rates take into consideration related interest rate swaps.

     US DOLLAR DENOMINATED FLOATING RATE DEBT

     $1,058 million senior secured credit facility

     In February 2005, Ship Finance refinanced its existing $1,058.0 million senior secured credit facility with a new $1,131.4 million secured credit facility discussed in more detail below.

     $1,131 million secured term loan facility

     In February 2005, Ship Finance entered into a $1,131.4 million term loan facility with a syndicate of banks. The proceeds from the facility were used to repay the $1,058.0 million syndicated senior secured credit facility and for general corporate purposes. The facility bears interest at LIBOR plus a margin of 0.7% per annum. The facility is repayable over a term of six years.

     In September 2006, Ship Finance signed an agreement whereby the existing debt facility, which had been partially repaid, was increased by $219.7 million to the original amount of $1,131.4 million. The increase is available on a revolving basis.

     $350 million combined senior and junior secured term loan facility

     In June 2005, the Company entered into a combined $350 million senior and junior secured term loan facility with a syndicate of banks. The proceeds from the facility were used to fund the acquisition of five VLCCs. The facility bears interest at LIBOR plus a margin of 0.65% per annum for the senior loan and LIBOR plus a margin of 1.00% per annum for the junior loan. The facility is repayable over a term of seven years.

     $65 million term loan facility

     In August 2004, the Company entered into a $65 million secured term loan facility with a syndicate of banks. The facility bore interest at LIBOR plus a margin of 1.00%. The facility was repaid in March 2006.

     $20 million term loan facility

     In October 2004, the Company entered into a $20 million secured term loan facility. The facility bore interest at LIBOR plus a margin of 0.75%. The loan was repaid in full in February 2007.

     $20 million term loan facility

     In January 2005, the Company entered into a $20 million secured term loan facility. The facility bears interest at LIBOR plus a margin of 0.80%. The facility must be repaid by January 31, 2010.

     The facility contains a minimum value covenant and covenants that require the Company to maintain a minimum level of free cash and positive working capital.

     $69 million loan facility

     In December 2005, the Company entered into a $69.0 million loan facility with DnB NOR Bank ASA. The facility bore interest at LIBOR plus 120 basis points secured by certain marketable securities and cash deposits. The facility was repaid in full in August 2006.

     $210 million secured term loan facility

     In April 2006, five vessel owning subsidiaries of Ship Finance entered into a $210 million secured term loan facility with a syndicate of banks to partly fund the acquisition of five new container vessels. The facility bears interest at LIBOR plus a margin of 1.4% per annum and the facility is repayable over a term of 12 years.

     $80 million term loan facility

     In June 2006, the Company entered into a $80 million secured term loan facility. The facility bears interest at LIBOR plus a margin of 0.50%. The facility was due June 26, 2007 and has now been refinanced on the same terms and conditions with maturity in June 2008.

     $165 million secured term loan facility

     In June 2006, Ship Finance's subsidiary Rig Finance Limited ("Rig Finance") entered into a $165 million secured term loan facility with a syndicate of banks. The proceeds of the facility were used to partly fund the acquisition of the jack up drilling rig West Ceres. The facility currently bears interest at LIBOR plus a margin of 1.15% per annum and is repayable over a term of six years.

     $24 million term loan facility

     In September 2006, the Company entered into a $24 million secured term loan facility. The facility bore interest at LIBOR plus a margin of 0.90%. The facility was repaid in April 2007.

     Agreements related to Ship Finance's long-term debt provide limitations on the amount of total borrowings and secured debt, and acceleration of payment under certain circumstances, including failure to satisfy certain financial covenants.

     8.5% SENIOR NOTES DUE 2013

     On December 15, 2003, Ship Finance issued $580 million of senior notes. Interest on the notes is payable in cash semi-annually in arrears on June 15 and December 15. The notes are not redeemable prior to December 15, 2008 except in certain circumstances. After that date, Ship Finance may redeem notes at redemption prices which reduce from 104.25 per cent in 2008 to 100 per cent in 2011 and thereafter.

     In February 2006, Ship Finance entered into a total return bond swap line with a bank for a term of 12 months. The bond swap line has been extended for a period up to August 2009. As of December 31, 2006, Ship Finance held bonds with a principal amount of $52 million under this agreement. In February 2007, Ship Finance entered into an additional bond swap line with a second bank for a term of 12 months.

     In 2006 and 2005, Ship Finance bought back and cancelled notes with a principal amount of $8.0 million and $73.2 million, respectively. As of December 31, 2006, the outstanding amount of Notes was $449.1 million (December 31, 2005 - $457.1 million).

     TERM AND SERIAL NOTES

     ITC is the holding company for three separate structures involved in financing and leasing transactions. One of these structures has Serial Notes maturing between 2007 and 2010 and two of these structures have Term Notes maturing between 2015 and 2021. The Notes are collateralised by first preferred mortgages on the vessels owned by the ITC subsidiaries. As of December 31, 2006 the effective interest rate for the Term and Serial Notes was 7.90% (2005 - 7.90%).

     The 8.52% First Preferred Mortgage Notes due 2015, the 7.84% First Preferred Mortgage Term Notes due 2018 and the 8.04% First Preferred Mortgage Term Notes due 2019 are each subject to redemption through the operation of mandatory sinking funds according to the schedule of sinking fund redemption payments set forth below. The sinking fund redemption price is 100% of the principal amount of Term Notes being redeemed, together with accrued and unpaid interest to the date fixed for redemption.

     ---------------------------------------------------------------------------
     (in thousands of $)
     Year ending December 31,
     ---------------------------------------------------------------------------
     2007                                                                  1,340
     2008                                                                  5,765
     2009                                                                  7,600
     2010                                                                 11,115
     2011                                                                 16,635
     2012 and later                                                      323,745
     ---------------------------------------------------------------------------
                                                                         366,200
     ===========================================================================

     Term Loans

     Principal is repayable on the 8.52% Term Loans due 2015 in accordance with a remaining nine-year sinking fund schedule. Of the four entities reporting these term loans, only one entity, CalPetro Tankers (Bahamas III) Limited ("Bahamas III") is consolidated as the remaining three entities are accounted for under the equity method under FIN 46(R) as it has been determined that the Company is not the primary beneficiary of these entities. As discussed above, Bahamas III's intial charter with Chevron was terminated on April 1, 2006 and as such, the revised sinking fund redemption amounts and final principal payment is as follows:

     ---------------------------------------------------------------------------
     Scheduled
     payment                                                              Amount
     date                                                                  $'000
     ---------------------------------------------------------------------------
     2007                                                                    570
     2008                                                                    620
     2009                                                                    670
     2010                                                                    730
     2011                                                                    790
     2012, and later                                                       9,364
     ---------------------------------------------------------------------------
                                                                          12,744
     ===========================================================================

     Assets pledged
     ---------------------------------------------------------------------------
     (in thousands of $)                                  2006              2005
     ---------------------------------------------------------------------------
     Ship mortgages                                  2,494,526         2,393,984
     ===========================================================================

23.  SHARE CAPITAL

     Authorised share capital:

     ---------------------------------------------------------------------------
     (in thousands of $, except share data)                       2006      2005
     ---------------------------------------------------------------------------
     125,000,000 ordinary shares of $2.50 each                 312,500   312,500

     Issued and fully paid share capital:

     ---------------------------------------------------------------------------
     (in thousands of $, except share data)                       2006      2005
     ---------------------------------------------------------------------------
     74,825,169 ordinary shares of $2.50 each
     (2005: 74,825,169)                                        187,063   187,063

     The Company's ordinary shares are listed on the New York Stock Exchange, the Oslo Stock Exchange and the London Stock Exchange.

24.  ACCUMULATED OTHER COMPREHENSIVE INCOME

     The activity in Accumulated Other Comprehensive Income may be summarised as follows:

     --------------------------------------------------------------------------------------
                                      Unrealised    Gains (losses)  Translation      Total
                                      investment     on derivative  adjustments
                                  gains (losses)       instruments    and other
     --------------------------------------------------------------------------------------
     Balance at December 31, 2003            (14)           (2,471)      (4,468)    (6,953)
     Change in 2004                       10,441             2,471         (545)    12,367
     --------------------------------------------------------------------------------------
     Balance at December 31, 2004         10,427                --       (5,013)     5,414
     Change in 2005                      (11,877)               --         (221)   (12,098)
     --------------------------------------------------------------------------------------
     Balance at December 31, 2005         (1,450)               --       (5,234)    (6,684)
     Change in 2006                        1,721                --          538      2,259
     --------------------------------------------------------------------------------------
     Balance at December 31, 2006            271                --       (4,696)    (4,425)
     ======================================================================================

25.  SHARE OPTION PLANS

     Frontline Ltd Share Option Scheme

     In November 2006, the board of directors approved the Frontline Ltd Share Option Scheme (the "Frontline Scheme"). The Frontline Scheme permits the board of directors, at its discretion, to grant options to employees of the Company or its subsidiaries. The Frontline Scheme will expire in November 2016. The subscription price for all options granted under the scheme will be reduced by the amount of all dividends declared by the company per share in the period from the date of grant until the date the option is exercised, provided the subscription price never shall be reduced below the par value of the share. Options granted under the scheme will vest at a date determined by the board at the date of the grant. The options granted under the plan to date vest over a period of one to three years. There is no maximum number of shares authorised for awards of equity share options and authorised, unissued shares of Frontline Ltd will be used to satisfy exercised options.

     The fair value of each option award is estimated on the date of the grant using a Black Scholes option valuation model with the following assumptions: risk-free interest rate of 4.74%, volatility of 44%, a dividend yield of 0% and a weighted average expected option term of 3.5 years. The risk-free interest rate was estimated using the interest rate on 3 year US treasury zero coupon issues. The volatility was estimated using historical share price data. The dividend yield has been estimated at 0% as the exercise price is reduced by all dividends declared by the company from the date of grant to the exercise date. It is assumed that all options granted under the plan will vest.

     The following summarises share option transactions related to the Frontline
     Scheme:

     ---------------------------------------------------------------------------
     (in thousands except per share data)               Shares    Exercise Price
     ---------------------------------------------------------------------------
     Options outstanding at December 31, 2005               --                --
        Granted                                            100        NOK 238.50
        Exercised                                           --                --
        Cancelled                                           --                --
        Vested                                              --                --
     ---------------------------------------------------------------------------
     Options outstanding at December 31, 2006              100        NOK 238.50
     ===========================================================================

     The weighted average grant-date fair value of options granted during 2006 is $15.23.

     As of December 31, 2006, there was $1.5 million in unrecognised compensation cost related to non-vested options granted under the Frontline Scheme. The compensation expense will be recognized over a period of three years in accordance with vesting conditions.

     Ship Finance International Limited Share Option Scheme

     In November 2006, the board of directors of Ship Finance approved the Ship Finance International Limited Share Option Scheme (the "Ship Finance Scheme"). The Ship Finance Scheme permits the board of directors, at its discretion, to grant options to employees of Ship Finance or its subsidiaries. The Ship Finance Scheme will expire in November 2016. The subscription price for all options granted under the scheme will be reduced by the amount of all dividends declared by the company per share in the period from the date of grant until the date the option is exercised, provided the subscription price never shall be reduced below the par value of the share. Options granted under the scheme will vest at a date determined by the board at the date of the grant. The options granted under the plan to date vest over a period of one to three years. There is no maximum number of shares authorised for awards of equity share options and authorised, unissued shares of Ship Finance will be used to satisfy exercised options.

     The fair value of each option award is estimated on the date of the grant using a Black Scholes option valuation model with the following assumptions: risk-free interest rate of 4.74%, volatility of 31%, a dividend yield of 0% and a weighted average expected option term of 3.5 years. The risk-free interest rate was estimated using the interest rate on 3 year US treasury zero coupon issues. The volatility was estimated using historical share price data. The dividend yield has been estimated at 0% as the exercise price is reduced by all dividends declared by the company from the date of grant to the exercise date. It is assumed that all options granted under the plan will vest.

     The following summarises share option transactions related to the Ship Finance Scheme:

     ---------------------------------------------------------------------------
     (in thousands except per share data)                Shares   Exercise Price
     ---------------------------------------------------------------------------
     Options outstanding at December 31, 2005                --               --
        Granted                                             150           $22.85
        Exercised                                            --               --
        Cancelled                                            --               --
        Vested                                               --               --
     ---------------------------------------------------------------------------
     Options outstanding at December 31, 2006               150           $22.85
     ===========================================================================

     The weighted average grant-date fair value of options granted during 2006 is $6.67.

     As of December 31, 2006, there was $0.95 million in unrecognised compensation cost related to non-vested options granted under the Ship Finance Scheme. The compensation expense will be recognized over a period of three years in accordance with vesting conditions.

     Share-based bonus

     The employment contract for one employee of Ship Finance contains a share-based bonus provision. Under the terms of the contract, the share based bonus is payable annually based on the share-price movement of Ship Finance, plus dividend declarations, multiplied by a notional share holding of 200,000 shares. The share-based bonus fair value of $1.7 million as of December 31, 2006 was recorded as a liability.

     Bermuda and United Kingdom Share Option Plans

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

     The following summarises the share options transactions relating to the Bermuda Plan:

     ---------------------------------------------------------------------------
     (in thousands except per share data)                      Shares   Weighted
                                                                         average
                                                                        exercise
                                                                           price
     ---------------------------------------------------------------------------
     Options outstanding at December 31, 2003                     297      $8.49
        Granted                                                    --         --
        Exercised                                                (297)     $5.91
        Cancelled                                                  --         --
     ---------------------------------------------------------------------------
     Options outstanding at December 31, 2004                      --         --
     ===========================================================================

     As of December 31, 2006, 2005 and 2004 there were no options remaining outstanding under the U.K. Plan or the Bermuda Plan.

     There were no options granted in the years ended December 31, 2005 and 2004.

26.  FINANCIAL INSTRUMENTS

     Interest rate risk management

     Interest rate swaps

     In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. Ship Finance has a portfolio of swaps that swap floating rate interest to fixed rate, which from a financial perspective hedge interest rate exposure. The Company does not hold or issue instruments for speculative or trading purposes. The counterparties to such contracts are Credit Agricole Indosuez, Deutsche Schiffsbank, DnB NOR ASA, Skandinaviska Enskilda Banken AB, Fortis Bank, Scotia Bank, Nordea Bank Norge ASA, Citibank, HSH Nordbank, HBOS, and NIBC. Credit risk exists to the extent that the counterparties are unable to perform under the contracts.

     The Company manages its debt portfolio with interest rate swap agreements in U.S. dollars to achieve an overall desired position of fixed and floating interest rates. Ship Finance has entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR:

     ---------------------------------------------------------------------------
     Principal (in thousands of $)     Inception Date   Maturity Date      Fixed
                                                                        Interest
                                                                            Rate
     ---------------------------------------------------------------------------
     $50,000                            February 2004   February 2009      3.49%
     $100,000                           February 2004   February 2009      3.49%
     $50,000                            February 2004   February 2009      3.35%
     $50,000                            February 2004   February 2009      3.49%
     $50,000                            February 2004   February 2009      3.35%
     $50,000                            February 2004   February 2009      3.35%
     $50,000                            February 2004   February 2009      3.37%
     $25,000                            February 2004   February 2009      3.32%
     $25,000                            February 2004   February 2009      3.32%
     $25,000                            February 2004   February 2009      3.33%
     $25,000                            February 2004   February 2009      3.32%
     $41,588                               April 2006   November 2018      5.64%
     $41,588                               April 2006      March 2019      5.64%
     $41,588                               April 2006      April 2019      5.64%
     $41,588                               April 2006        May 2019      5.64%
     $41,588                               April 2006        May 2019      5.64%
     $14,849                            February 2004     August 2008      6.24%
     $15,919                            February 2004     August 2008      6.24%

     As of December 31, 2006 and 2005, the notional principal amounts subject to such swap agreements were $738.7 million and $618.3 million, respectively.

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

     From time to time the Company may enter into forward currency contracts for speculative purposes. As of December 31, 2005 the Company had five forward currency contracts outstanding with a notional principal of (Y)8.8 billion expiring January and February 2006 with exchange rates ranging from 117.42 to 119.35. As of December 31, 2006 there were no such contracts outstanding.

     Accordingly, such risk may have an adverse effect on the Company's financial condition and results of operations.

     Forward freight contracts

     The Company may enter into forward freight contracts, futures and option contracts in order to manage its exposure to the risk of movements in the spot market for certain trade routes for speculative purposes. Market risk exists to the extent that spot market fluctuations have a negative effect on the Company's cash flows and consolidated statements of operations. As of December 31, 2006 and 2005, the notional principal amounts subject to such forward freight contracts, futures and option contracts were $nil and $12.0 million, respectively.

     Fair Values

     The carrying value and estimated fair value of the Company's financial instruments as of December 31, 2006 and 2005 are as follows:

     -----------------------------------------------------------------------------------------------------
                                                                2006                        2005
                                                                     Carrying                    Carrying
     (in thousands of $)                             Fair Value         Value    Fair Value         Value
     -----------------------------------------------------------------------------------------------------
     Non-Derivatives:
     Cash and cash equivalents                          197,181       197,181        92,782        92,782
     Restricted cash                                    677,533       677,533       636,790       636,790
     Marketable securities                                1,469         1,469       144,156       144,156
     Floating rate debt and credit facilities         1,604,470     1,604,470     1,452,816     1,452,816
     8.5% Senior notes                                  448,799       449,080       425,999       457,080
     Serial Notes (6.5% to 6.68%) due through 2010       31,307        30,800        54,639        53,100
     8.52% Term Loan, due 2015                           13,588        12,744            --            --
     Term Notes (7.84% to 8.04%) due through 2019       383,492       366,200       393,705       366,200

     Derivatives:
     Interest rate swap transactions receivable          17,807        17,807        19,563        19,563
     Interest rate swap transactions payable             (8,743)       (8,743)       (1,241)       (1,241)
     Forward freight contracts                               --            --         3,021         3,021
     Forward currency contracts                              --            --          (169)         (169)
     Bond swaps                                           2,931         2,931            --            --

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

     In February 2006, Ship Finance entered into a total return bond swap line with Fortis Bank for a term of twelve months. This swap facilitated the repurchase of Ship Finance's 8.5% Senior Notes in the amount of $50.0 million. The fair value of the bond swap is estimated by taking into account the cost of entering into the bond swap to offset Ship Finance's outstanding bond swap.

     Concentrations of risk

     There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Skandinaviska Enskilda Banken, The Bank of New York and Nordea Bank Norge. There is a concentration of credit risk with respect to restricted cash to the extent that substantially all of the amounts are carried with Skandinaviske Enskilda Banken, Nordea Pacific Life, The Bank of New York, HSBC Midland, CIBC World Markets and JP Morgan Chase. However, the Company believes this risk is remote as these banks are high credit quality financial institutions.

     The majority of the vessels' gross earnings are receivable in U.S. dollars. During the year ended December 31, 2006, one customer accounted for more than 10% of our consolidated operating revenues (2005: one customer, 2004: two customers).

27.  RELATED PARTY TRANSACTIONS

     In July 2003, the Company purchased a call option to acquire all of the shares of ITC from Hemen Holding Ltd ("Hemen") for a total consideration of $4.0 million plus 4% interest per year. Hemen is indirectly controlled by John Fredriksen who is the Company's Chairman and Chief Executive Officer. On May 27, 2004 the Company exercised this option. The total purchase price paid to Hemen for ITC was $14.1 million which comprised a payment of $10.0 million for the purchase option and a payment of $4.1 million to exercise the option. This purchase price represents the initial arms length price paid by the Company in May 1998 plus an interest component calculated from that date. The Company initially recorded the $10.0 million paid in 2003 on the Company's balance sheet as an asset at cost. In December 2003 the Company implemented the provisions of FIN 46(R) and consequently was required to consolidate ITC, with the exception of certain ITC subsidiaries which have been accounted for using the equity method as discussed in note
     3. The consolidation of ITC resulted in the Company recording a $25.2 million expense as the cumulative effect of a change in accounting principle in accordance with the guidance of FIN 46(R). The Company accounted for the exercise payment in 2004 as an addition to the total purchase price for ITC and specifically as an addition to the recorded cost of the underlying long-term assets, being the vessels owned by ITC. The results of ITC have been reflected in the consolidated results of the Company.

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

     In November 2004, the Company formed Golden Ocean as a wholly owned subsidiary for the purpose of transferring, by way of contribution, certain dry bulk shipping interests held by the Company. These assets were transferred to Golden Ocean on December 1, 2004 and a summary of the assets and liabilities contributed is as follows:

     ---------------------------------------------------------------------------
     (in thousands of $)
     ---------------------------------------------------------------------------
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

     In 2005 Golden Ocean exercised its options to acquire from the Company the shares in two single purpose companies each owing a newbuilding contract for a Panamax vessel. These options were at a price equal to the Company's costs, including instalments paid to date, plus the Company's funding expenses. These options were exercised during 2005 at a total price of $16.8 million.

     In May 2005, Ship Finance entered into an agreement with parties affiliated with Hemen, to acquire two vessel owning companies, each owning one 2005 built containership for a total consideration of $98.6 million. The Sea Alfa was delivered in May 2005, and the Sea Beta was delivered in September 2005.

     In June 2006, Ship Finance purchased the jack up rig Seadrill 3 from SeaDrill Invest I Ltd ("SeaDrill Invest"), an affiliated company, for $210 million. The rig was immediately chartered back to SeaDrill Invest for a period of 15 years. The charter party is fully guaranteed by Seadrill Limited, the ultimate parent company of SeaDrill Invest. SeaDrill Invest has been granted fixed price purchase options after 3, 5, 7, 10, 12 and 15 years. This transaction was enacted through the Company's 100% owned subsidiary Rig Finance.

     In June 2006, Ship Finance entered into an agreement to acquire a Panamax vessel, Rain Shadow, for $28.4 million from Golden Ocean. The vessel was chartered back to Golden Ocean for a period of 10 years. As part of the agreement, Golden Ocean has provided an interest free and non-amortising seller credit of $2.6 million. Golden Ocean has been granted fixed purchase options after 3, 5, 7 and 10 years. At the end of the charter, the Company also has an option to sell the vessel back to Golden Ocean at an agreed fixed price of $10.4 million. This transaction was enacted through the Company's 100% owned subsidiary Front Shadow Inc. As a result of this transaction, under FIN 46(R), Front Shadow Inc is now equity accounted by the Company.

     A summary of amounts earned and balances with related parties is as follows:

     ---------------------------------------------------------------------------
     Net amounts earned from related parties             Year ended December 31,
     (in thousands of $)                                  2006     2005     2004
     ---------------------------------------------------------------------------
     Seatankers Ltd                                        432      265       49
     Golar LNG Limited                                     180      255      495
     Northern Offshore Ltd                                  --       --       25
     Norse Energy Group ASA (formerly Northern Oil ASA)     --        6       92
     Golden Ocean Group Limited                            597      362        8
     Individual related to John Fredriksen                  12       --       --
     Aktiv Kapital First Investment Ltd                     --       10       --
     Bryggegata AS                                      (1,021)    (692)      --
     Seadrill Limited                                      545      (24)      --
     CalPetro Tankers (Bahamas I) Limited                   40       38       37
     CalPetro Tankers (Bahamas II) Limited                  40       38       37
     CalPetro Tankers (Bahamas III) Limited                 --       38       37
     CalPetro Tankers (IOM) Limited                         40       38       37

     Net amounts earned from related parties comprise office rental income and management, technical advisory, corporate and administrative service income and expenses.

     ---------------------------------------------------------------------------
     Receivables (payables) with related parties              As of December 31,
     (in thousands of $)                                      2006         2005
     ---------------------------------------------------------------------------
     Seatankers  Ltd                                            275       1,397
     Golar LNG Limited                                         (553)        644
     Northern Offshore Ltd                                       49          48
     Golden Ocean Group Limited                                 942      (2,182)
     Seadrill Limited                                            30          55
     CalPetro Tankers (Bahamas I) Limited                        10          10
     CalPetro Tankers (Bahamas II) Limited                       10          10
     CalPetro Tankers (Bahamas III) Limited                      --          10
     CalPetro Tankers (IOM) Limited                              10          10

     Receivables and payables with related parties comprise unpaid management, technical advisory, administrative service and rental charges. In addition, certain payables and receivables arise when the company pays an invoice on behalf of a related party and vice versa.

     Golar, Northern Offshore, Norse Energy (formerly Northern Oil), Aktiv Kapital, Seadrill, Bryggegata AS, Golden Ocean and Seatankers are each subject to the significant influence or indirect control of John Fredriksen. CalPetro Tankers (Bahamas I), CalPetro Tankers (Bahamas II), CalPetro Tankers (Bahamas III) and CalPetro Tankers (IOM) were all equity accounted until March 30, 2006 when we began consolidation of CalPetro Tankers (Bahamas III).

28.  MINORITY INTEREST AND DIVIDEND DISTRIBUTION TO SHAREHOLDERS

     The Company accounts for pro-rata distributions to owners in a spin-off at the book value of shares distributed and accounts for non pro-rata distributions to owners in a spin-off at the fair value of shares distributed.

     A summary of pro-rata partial spin offs of Ship Finance by the Company are as follows:

     ---------------------------------------------------------------------------
     Distribution       % Frontline       Distribution Ratio   Value of dividend
     Date                   holding           (Ship Finance/          $ millions
                        Distributed   Frontline shares held)
     ---------------------------------------------------------------------------
     June 16, 2004            25.0%                      1/4            $142.5
     September 24, 2004        9.9%                     1/10             $59.8
     December 15, 2004        13.3%                     2/15             $85.7
     February 18, 2005        25.0%                      1/4            $154.9
     March 24, 2005           10.0%                     1/10             $57.0
     March 20, 2006           5.14%                     1/20             $27.8

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

     As of December 31, 2006 the Company owned 11.1% of the shares in Ship Finance and consolidated Ship Finance in accordance with the provisions of FIN 46(R).

     In November 2006, 30% of shares in Puffin Ltd, a subsidiary of the company, were issued to a third party for $7.8 million as part of the proposed spin off of the Company's FPSO (Floating Production, Storage and Offloading) operations.

29.  COMMITMENTS AND CONTINGENCIES

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

     As of December 31, 2006, the Company had nine vessels that were sold by the Company at various times during the period from November 1998 to December 31, 2003, and leased back on charters that range for periods of eight to twelve and a half years with options on the lessors' side to extend the charters for periods that range up to five years. Eight of these charters are accounted for as capital leases and one is accounted for as an operating lease. The Company has purchase options at certain specified dates and the lessor has options to put the vessels on the Company at the end of the lease terms for all of these nine vessels. The total amount that the Company would be required to pay under these put options with respect to the operating lease is $9.0 million.

     As of December 31, 2006 Chevron Transport Corporation charters three vessels on long-term bareboat charters recorded as investments in finance leases. Chevron holds options to purchase each vessel for $1 on April 1, 2015 provided no earlier optional termination of the bareboat charter has occurred. The Company has not received notice of Chevron's intent to terminate any of these charters.

     As of December 31, 2006, the Company had eight contracts for the construction of four VLCC newbuildings scheduled for delivery in 2009 and 2010 and four Suezmax newbuildings scheduled for delivery in 2008. As of December 31, 2006, the Company was committed to make further instalments of $626.7 million.

     As of December 31, 2006, the Company had a contract for the conversion of the Aframax vessel Front Puffin to a FPSO (Floating Production Storage Offloading) vessel with the delivery of the converted vessel in June, 2007. As of December 31, 2006, the Company was committed to make further instalments of $72.8 million.

     As of December 31, 2006, the Company had contracts for the conversion of the single hull Suezmax vessels Front Sunda and Front Target into heavy lift vessels. As of December 31, 2006, the Company was committed to make further instalments of $64.9 million.

     In June 2006, Ship Finance guaranteed a $165 million term loan facility for its wholly owned subsidiary Rig Finance Ltd to finance a portion of the acquisition costs of the jack up rig SeaDrill 3. Ship Finance's maximum liability under this guarantee is limited to $10.0 million.

     In September 2006, Ship Finance guaranteed a $22.7 million term loan facility for its wholly owned subsidiary Front Shadow Inc to assist in financing the purchase of the vessel Front Shadow. Ship Finance's maximum liability under this guarantee is $2.1 million plus any outstanding interest.

     The Company is a party, as plaintiff or defendant, to several lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the operation of its vessels, in the ordinary course of business or in connection with its acquisition activities. The Company believes that the resolution of such claims will not have a material adverse effect on the Company's operations or financial condition.

30.  SUPPLEMENTAL INFORMATION

     Non-cash investing and financing activities includes the following:

     -----------------------------------------------------------------------------------------------
     (in thousands of $)                                               2006        2005        2004
     -----------------------------------------------------------------------------------------------
     Exchange of interests in associated companies:
     Additions to investments in associated companies                    --          --      96,072
     Disposals of investments in associated companies                    --          --     (96,072)

     Exercise of employee share options:
     Non-cash proceeds recorded for issuance of shares                   --          --       7,585

     Stock dividends:
     Spin-off of Golden Ocean                                            --          --     102,335
     Spin-off of Ship Finance                                        27,841     211,881     287,995

     Purchase of marketable securities:
     Forward contract                                                    --      70,850      25,084

     Vessels:
     Reclassification of vessel under conversion to newbuildings    (55,317)         --          --
     Vessel addition on termination of capital lease                 13,502          --          --
     Additions to vessels purchased from related party                   --      85,363          --
     Equity contribution from related party                              --     (85,363)         --

     In December 2003, Frontline agreed with its partner, Overseas Shipholding, Group, Inc ("OSG"), to swap interests in six joint venture companies, which each own a VLCC. These agreements resulted in the Company exchanging its interest in three vessels in exchange for OSG's interest in three other vessels, thereby increasing its interest in those vessels to 100% each. The exchanges of interests were completed on February 24, 2004. These transactions have been accounted for as a non-monetary exchange of productive assets. The Company received a net cash settlement of $2.3 million in the exchange transaction to reflect the difference in values of the assets exchanged and recognised a gain of $0.2 million.

31.  DISCONTINUED OPERATIONS

     During the years ended December 31, 2005 and 2004, the Company disposed of portions of its dry bulk operations. In 2005, the Company's last remaining dry bulk vessel was sold and in 2004, dry bulks were disposed of in connection with the spin off of Golden Ocean. The portions disposed of have been recorded as discontinued operations in accordance with the requirements of FAS 144 Accounting for the Impairment or Disposal of Long-Lived Assets ("FAS 144") as the operations and cash flows of the operations have been eliminated from the ongoing operations of the Company as a result of the disposal. The Company will not have any significant continuing involvement in these dry bulk operations in the future.

     The following table presents the information required by FAS 144 in respect of discontinued operations:

     ---------------------------------------------------------------------------
     (in thousands of $)                                          2005      2004
     ---------------------------------------------------------------------------
     Carrying amount of assets disposed of                      12,875    72,592
     Carrying amount of debt or lease retired                   11,246    48,950

     Amounts recorded in discontinued operations:
     Operating revenues                                          1,324    32,594
     Net income before cumulative effect of change in
     accounting principle                                        8,785   117,619
     Gain on disposal                                            5,533    99,505

     The gain on disposal of $99.5 million in 2004 comprises of $84.6 million from the distribution of 170,558,775 shares of Golden Ocean (equivalent of 76.0% of outstanding shares) and $14.9 million from the sale of 30 million shares (equivalent of 13.4% of outstanding shares) which were sold on behalf of certain of the Company's U.S. shareholders who were excluded from the distribution of shares.

     The fair value of the spin off of Golden Ocean was determined to be $0.60 per Golden Ocean share (equivalent to NOK 3.71) by reference to the quoted share price of Golden Ocean on the Oslo Stock Exchange. In each of the first five days of trading on the Oslo Stock Exchange, the Company sold six million Golden Ocean shares in order to fund the cash portion of the distribution.

     The Company used NOK 3.71 (S$0.60) as the per share fair value in calculating the gain on the distribution of shares and cash. The $84.6 million gain on the distribution of shares and cash was been calculated as the difference between the fair value of the shares distributed of $102.3 million and their book value of $17.7 million. The $14.9 million gain on the sale of shares was calculated as the difference between the sale proceeds of $18.0 million and the book value of the shares of $3.1 million.

     As of December 31, 2004, the Company held 23,918,832 Golden Ocean shares representing 10.6% of the shares outstanding. These were reported under Marketable Securities and in February 2005, the Company sold these shares for a net gain of $12.8 million, of which $11.8 million was classified as discontinued operations representing the difference between the cost of the shares sold and the fair value of the shares at the date of the spin off of Golden Ocean.

     In 2005 the Company recognised an expense in discontinued operations of $10.2 million in connection with its guarantee of profit sharing payments for the vessel Channel Alliance.

32.  POOL REVENUES

     Voyage charter revenues include pool revenues. Certain pools are responsible for paying voyage expenses and distribute net pool revenues to the participants while other pools require the participants to pay and account for voyage expenses, and distribute gross pool revenues to the participants such that the participants' resulting net pool revenues are equal to net pool revenues calculated according to the agreed formula. An analysis of the Company's pool revenues included within voyage revenues is as follows:

     ---------------------------------------------------------------------------
                                                        2006      2005      2004
     ---------------------------------------------------------------------------
     Pool earnings allocated on gross basis          131,099   128,726    78,430
     Pool earnings allocated on net basis                 --    25,015   117,179
     ---------------------------------------------------------------------------
     Total pool earnings                             131,099   153,741   195,609
     ===========================================================================

33.  GAIN ON ISSUANCE OF SHARES BY ASSOCIATE

     The Company has a 24.49% investment in IMAREX. IMAREX is an authorised marketplace for the trading of freight derivatives in the global oil and dry cargo shipping markets and was established in early 2000.

     On March 31, 2005, IMAREX announced that it had successfully concluded a share issue prior to its listing on the Oslo Stock Exchange. A total of 432,098 shares were sold for a price of NOK 81 per share (par value NOK 1) raising a total of NOK 35 million. The Company did not participate in this share issue and as a result, its holding changed from 26.56% to 24.84%. On July 14, 2005, IMAREX issued 98,750 shares pursuant to their employee share option scheme and as a result, in 2005, the Company's holding changed to 24.49%. A gain of $1.1 million was recorded in the statement of operations as a result of these share issues by IMAREX.

34.  SUBSEQUENT EVENTS

     In January 2007, Ship Finance announced the sale of the vessel Front Transporter to an unrelated third party for gross proceeds of $38 million. The vessel was delivered to her new owner in March 2007.

     In January 2007, Ship Finance announced that it had entered into an agreement with Seadrill Limited to acquire the newbuilding jack-up rig West Prospero for an agreed purchase price of $210 million with expected delivery in July 2007. Upon delivery, the rig will be bareboat chartered back to Seadrill for 15 years.

     In January 2007, the Board of Directors of the Company's then wholly owned subsidiary Sealift Ltd ("Sealift") approved for up to 5% of Sealift's authorised share capital to be made available for the issuance of stock options to employees, directors and officers of Sealift.

     In February 2007, the Company's Board of Directors declared a cash dividend of $2.05 per share, which was paid on March 22, 2007.

     In February 2007, Ship Finance announced the acquisition of two newbuilding Capesize dry bulk vessels from Golden Ocean for a purchase price of $160 million with delivery expected to be in the fourth quarter of 2008 and the first quarter of 2009. Upon delivery, the vessels will commence a 15 year bareboat charter back to Golden Ocean.

     In February 2007, the Board of Directors of the Company's then wholly owned subsidiary Sea Production Ltd ("Sea Production") approved for up to nine million shares of Sea Production to be made available for the issuance of stock options to present and future employees and directors and officers of Sea Production and its subsidiaries.

     In February 2007, the Company's Board of Directors declared the distribution of its remaining holding in Ship Finance Shares. The distribution of three shares in Ship Finance for every 28 shares held in Frontline was made on March 22, 2007. As a result of the distribution the Company will deconsolidate Ship Finance as of the distribution date as it currently holds 73,383 shares which represents 0.01% of Ship Finance's total shares..

     In February 2007, the Company's 100% owned subsidiary, Frontline Floating Production Ltd ("FFP"), sold its assets to Sea Production. The assets of FFP included a 70% investment in Puffin Ltd, the entity who ultimately owns the vessel Front Puffin. Sea Production was incorporated in 2007 as a 100% owned subsidiary of the Company. In February 2007 Sea Production completed a private placement of its equity. After the private placement the Company owned 28% of the equity of Sea Production. In June 2007, the Company sold its entire remaining shareholding in Sea Production for a net price of NOK
     15.75 per share (approximately $67 million).

     In February 2007, the Board of Directors of Ship Finance approved the granting of the option for 10,000 shares in Ship Finance to an employee at a strike price of $25.34.

     In January 2007, the Company incorporated Sealift Ltd. ("Sealift") and sold six subsidiaries to Sealift. Sealift's total investment before conversion of vessel five and six is approximately $476 million, adjusted for working capital. Concurrently, Sealift raised $180 million in a private placement. Subsequent to the private placement, the Company held 33.33 percent of the shares in Sealift. As part of the sale agreement, Frontline has undertaken to convert four of the vessels owned by Sealift subsidiaries into heavy lift vessels. In May 2007, in line with the strategy previously advised, Sealift successfully completed the combination of its businesses with the Dockwise group of companies. Frontline is the second largest shareholder in the combined entity with an ownership of 17.1%. The first heavy lift vessel was delivered May 30, 2007 and the estimated delivery dates for the remaining three units will be in the period from September 2007 through second quarter 2008. Two of the vessels have been chartered back to the Company on a bareboat rate of $15,000 per day per vessel from the end of March 2007 until the conversion takes place and two of the vessels have been chartered back to the Company on a bareboat rate of $12,500 per day from early May 2007 until March 2008 and May 2008, respectively.

     In March 2007, the single hull VLCC Front Vanadis was sold to an unrelated third party and delivery took place in May 2007. Upon delivery, the long term charter party between Frontline and Ship Finance was terminated, and Frontline received a compensation payment in the amount of $13.2 million for the early termination of the charter party, which will be recorded in the second quarter of 2007.

     In March 2007, Ship Finance announced the acquisition of three newbuilding seismic vessels for a price of $210 million from an unrelated third party. The vessels are expected to be delivered in January, April and July 2008. Upon delivery, the vessels will commence 12 year contracts back to the seller.

     In March and April 2007, the Company exercised its four remaining options for 156,000 dwt Suezmax newbuilding contracts which are scheduled for delivery between April and December 2010, respectively.

     In May 2007, the Company's Board of Directors declared a cash dividend of $1.50 per share, to be paid on or around June 22, 2007.

     In June 2007, the Company announced that it had agreed to sell the Front Horizon for $28 million with delivery to her new owners expected in July or August 2007.