Form 20-F
period 2007-12-31
FRONTLINE LTD /
filed 2008-05-02
CIK 913290

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to _________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report    _______________________________

For the transition period from
Commission file number	001-16601

Frontline Ltd
(Exact name of Registrant as specified in its charter)

Frontline Ltd
(Translation of Registrant’s name into English)

Bermuda
(Jurisdiction of incorporation or organization)
Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Georgina Sousa, (1) 441 295 3494, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to section 12(b) of the Act

Title of each class	Name of each exchange on which registered

Ordinary Shares, $2.50 Par Value	New York Stock Exchange

Securities registered or to be registered pursuant to section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Ordinary Shares, $2.50 Par Value
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

74,825,169 Ordinary Shares, $2.50 Par Value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒     No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐     No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐     Item 18 ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standings ☐	Other ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐     No ☒

Item 16.	Reserved	81
Item 16A.	Audit Committee Financial Expert	81
Item 16B.	Code of Ethics	81
Item 16C.	Principal Accountant Fees and Services	81
Item 16D.	Exemptions from the Listing Standards for Audit Committees	81
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	81
PART III
Item 17.	Financial Statements	82
Item 18.	Financial Statements	82
Item 19.	Exhibits	82

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

Frontline Ltd, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this report, the words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect” and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, including changes in demand resulting from changes in OPEC’s petroleum production levels and world wide oil consumption and storage, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3.	KEY INFORMATION

Throughout this report, the “Company,” “we,” “us” and “our” all refer to Frontline Ltd and its subsidiaries. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. The Company operates tankers of two sizes: very large crude carriers, or VLCCs, which are between 200,000 and 320,000 deadweight tons, or dwt, and Suezmaxes, which are vessels between 120,000 and 170,000 dwt. We also operate oil/bulk/ore or OBO carriers which can be used to carry oil or dry cargo on any voyage. Unless otherwise indicated, all references to “USD,”“US$” and “$” in this report are U.S. dollars.

A. SELECTED FINANCIAL DATA

The selected income statement data of the Company with respect to the fiscal years ended December 31, 2007, 2006 and 2005 and the selected balance sheet data of the Company with respect to the fiscal years ended December 31, 2007 and 2006 have been derived from the Company’s consolidated financial statements included in Item 18 of this annual report, prepared in accordance with United States generally accepted accounting principles. The selected income statement data with respect to the fiscal years ended December 31, 2004 and 2003 and the selected balance sheet data with respect to the fiscal years ended December 31, 2005, 2004 and 2003 have been derived from consolidated financial statements of the Company not included herein. The following table should be read in conjunction with Item 5. “Operating and Financial Review and Prospects” and the Company’s consolidated financial statements and notes thereto included herein.

	Fiscal year ended December 31,
	2007	2006	2005	2004	2003

(in thousands of $, except ordinary shares, per share data and ratios)
Income Statement Data [1]:
Total operating revenues [2]	1,299,927	1,558,369	1,495,975	1,842,923	1,159,439
Total operating expenses [2]	898,904	850,623	713,919	737,389	683,515
Net operating income	519,191	803,401	858,137	1,125,108	480,984
Net income from continuing operations before income taxes, minority interest and cumulative effect of change in accounting principle	503,991	661,330	761,078	970,936	439,518
Net income from continuing operations before cumulative effect of change in accounting principle	564,976	502,486	592,743	905,763	439,515
Discontinued operations [3]	5,442	13,514	14,096	117,619	3,612
Cumulative effect of change in accounting principle [4]	—	—	—	—	(33,767)
Net income	570,418	516,000	606,839	1,023,382	409,360
Earnings from continuing operations before cumulative effect of change in accounting principle per Ordinary Share
- basic	$7.55	$6.72	$7.92	$12.21	$5.87
- diluted	$7.55	$6.72	$7.92	$12.21	$5.86
Net income per Ordinary Share
- basic	$7.62	$6.90	$8.11	$13.79	$5.47
- diluted	$7.62	$6.90	$8.11	$13.79	$5.45
Cash dividends declared per share	$8.30	$7.00	$10.10	$13.60	$4.55

Balance Sheet Data (at end of year) [1]:
Cash and cash equivalents	168,432	197,181	92,782	96,879	112,000
Newbuildings and vessel purchase options	160,298	166,851	15,927	24,231	8,370
Vessels and equipment, net	208,516	2,446,278	2,584,847	2,254,361	2,165,239
Vessels under capital lease, net	2,324,789	626,374	672,608	718,842	765,126
Investments in associated companies	5,633	17,825	15,783	28,881	179,416
Total assets	3,762,091	4,589,937	4,454,817	4,211,160	4,319,345
Short-term debt and current portion of long-term debt	96,811	281,409	228,135	137,332	174,826
Current portion of obligations under capital lease	179,604	28,857	25,142	21,498	20,138
Long-term debt	376,723	2,181,885	2,101,061	1,879,598	1,966,471
Obligations under capital lease	2,318,794	723,073	706,279	732,153	753,823
Share capital	187,063	187,063	187,063	187,063	184,120
Stockholders’ equity	445,969	668,560	715,166	917,968	1,255,417
Ordinary Shares outstanding	74,825,169	74,825,169	74,825,169	74,825,169	73,647,930

Weighted average Ordinary Shares outstanding	74,825,169	74,825,169	74,825,169	74,192,939	74,901,900

Other Financial Data:
Equity to assets ratio (percentage) [5]	11.8%	14.6%	16.1%	21.8%	29.1%
Debt to equity ratio [6]	6.7	4.8	4.3	3.0	2.3
Price earnings ratio [7]	6.3	4.6	4.7	3.2	4.7
Time charter equivalent revenue [8]	938,960	1,154,029	1,155,135	1,477,537	832,950

Notes:
1.
The Company distributed the majority of its remaining shareholding in Ship Finance International Limited (“Ship Finance”) in March 2007 and no longer consolidates Ship Finance as of March 31, 2007. A summary of the major changes to the financial statements is as follows;

a.	Vessels leased from Ship Finance, which were previously reported as wholly owned are reported as vessels held under capital lease.
b.	Capital lease obligations with Ship Finance, which were previously eliminated on consolidation are reported as liabilities with the related interest recorded in the income statement.
c.	Debt incurred by Ship Finance, which was previously reported as debt of the Company is no longer reported.
d.	Derivative instruments held by Ship Finance are no longer reported.
e.	Minority interest expense relating to Ship Finance is no longer reported.
f.	Profit share expense relating to amounts due to Ship Finance is shown in the income statement.
g.	Results from Ship Finance’s container ships, jack-up rigs and Panamax vessels are no longer reported in the Company’s consolidated results

2.
Previously we reported net operating revenues in our income statement data. Effective December 31, 2003 we reclassified voyage expenses and commission as a component of total operating expenses and now report total operating revenues and total operating expenses.

3.
The Company disposed of the container vessel and rig operations of Ship Finance in the first quarter of 2007 as a result of the spin off of Ship Finance. These operations have been recorded as discontinued operations in 2007 and 2006. The results from container vessels have also been recorded in discontinued operations in 2005. These operations have been recorded as discontinued operations for all applicable years presented, which are 2007, 2006 and 2005. During the years ended December 31, 2005 and 2004 the Company disposed of portions of its dry-bulk operations, which have been recorded as discontinued operations in the years ended December 31, 2005, 2004 and 2003.

4.	In 2003, the Company adopted FIN 46R “Consolidation of Variable Interest Entities” and recorded a charge of $33.7 million as a result of this change in accounting principle.

5.	Equity to assets ratio is calculated as total stockholders’ equity divided by total assets.

6.	Debt to equity ratio is calculated as total interest bearing current and long-term liabilities, including obligations under capital leases, divided by stockholders’ equity.

7.	Price earnings ratio is calculated by dividing the closing year end share price by basic earnings per share.

8.	A reconciliation of time charter equivalent revenues to total operating revenues as reflected in the consolidated statements of operations is as follows:

	2007	2006	2005	2004	2003
(in thousands of $)
Total operating revenues	1,299,927	1,558,369	1,495,975	1,842,923	1,159,439
Less:
Other revenue	(8,516)	(5,294)	(3,877)	(3,777)	(3,111)
Voyage expense	(352,451)	(399,046)	(336,963)	(361,609)	(323,378)
Time charter equivalent revenue	938,960	1,154,029	1,155,135	1,477,537	832,950

Our vessels are operated under time charters, bareboat charters, voyage charters, pool arrangements and contracts of affreightment, or COAs. Under a time charter, the charterer pays substantially all of the vessel voyage costs which are primarily fuel and port charges. Under a bareboat charter the charterer pays substantially all of the vessel voyage and operating costs. Under a voyage charter, the vessel owner pays such costs. Under contracts of affreightment, the owner carries an agreed upon quantity of cargo over a specified route and time period. Accordingly, charter income from a voyage charter would be greater than that from an equally profitable time charter to take account of the owner’s payment of vessel voyage costs, and charter income from a bareboat charter would be lower than that from an equally profitable time charter, to take account of the charterer’s payment of vessel operating costs. In order to compare vessels trading under different types of charters, it is standard industry practice to measure the revenue performance of a vessel in terms of time charter equivalent revenue, or TCE. Total TCE is the sum of time charter, voyage charter and bareboat charter revenues, less voyage expenses. Total TCE, which is not covered by generally accepted accounting principles, or GAAP, provides more meaningful information to us than total operating revenues, the most directly comparable GAAP measure. Average daily TCEs are also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages. Other companies may calculate TCE using a different method.

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

The factors affecting the supply and demand for oil tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The factors that influence demand for tanker capacity include:

•	demand for oil and oil products;
•	global and regional economic and political conditions;
•	changes in oil production and refining capacity;
•	environmental and other regulatory developments;
•	the distance oil and oil products are to be moved by sea; and
•	changes in seaborne and other transportation patterns.

The factors that influence the supply of tanker capacity include:

•	the number of newbuilding deliveries;
•	the scrapping rate of older vessels;
•	port or canal congestion
•	vessel casualties;
•	price of steel;
•	potential conversion of vessels to alternative use;

•	the number of vessels that are out of service; and
•	changes in environmental and other regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage.

The international tanker industry has experienced historically high charter rates and vessel values in the recent past and there can be no assurance that these historically high charter rates and vessel values will be sustained

Charter rates in the tanker industry are volatile. We anticipate that future demand for our vessels, and in turn our future charter rates, will be dependent upon continued economic growth in the world’s economy as well as seasonal and regional changes in demand and changes in the capacity of the world’s fleet. We believe that these charter rates are the result of continued economic growth in the world economy that exceeds growth in global vessel capacity. There can be no assurance that economic growth will not stagnate or decline leading to a decrease in vessel values and charter rates. A decline in charter rates could have an adverse effect on our business, financial condition, results of operation and ability to pay dividends.

Any decrease in shipments of crude oil may adversely affect our financial performance

The demand for our oil tankers derives primarily from demand for Arabian Gulf and West African crude oil, along with crude oil from the former Soviet Union, or the FSU, which, in turn, primarily depends on the economies of the world’s industrial countries and competition from alternative energy sources. A wide range of economic, social and other factors can significantly affect the strength of the world’s industrial economies and their demand for crude oil from the mentioned geographical areas. One such factor is the price of worldwide crude oil. The world’s oil markets have experienced high levels of volatility in the last 25 years. If oil prices were to rise dramatically, the economies of the world’s industrial countries may experience a significant downturn.

Any decrease in shipments of crude oil from the above mentioned geographical areas would have a material adverse effect on our financial performance. Among the factors which could lead to such a decrease are:

•	increased crude oil production from other areas;
•	increased refining capacity in the Arabian Gulf, West Africa or the FSU;
•	increased use of existing and future crude oil pipelines in the Arabian Gulf, West Africa and FSU;
•	a decision by Arabian Gulf, West African and FSU oil-producing nations to increase their crude oil prices or to further decrease or limit their crude oil production;
•	armed conflict in the Arabian Gulf and West Africa and political or other factors; and
•	the development and the relative costs of nuclear power, natural gas, coal and other alternative sources of energy.

An increase in the supply of vessel capacity without an increase in demand for vessel capacity would likely cause charter rates and vessel values to decline, which could have a material adverse effect on our results of operations and financial condition.

The supply of vessels generally increases with deliveries of new vessels and decreases with the scrapping of older vessels, conversion of vessels to other uses, such as floating production and storage facilities, and loss of tonnage as a result of casualties. Currently there is significant newbuilding activity with respect to virtually all sizes and classes of vessels. If the amount of tonnage delivered exceeds the number of vessels being scrapped, vessel capacity will increase. If the supply of vessel capacity increases and the demand for vessel capacity does not, the charter rates paid for our vessels as well as the value of our vessels could materially decline. Such a decline in charter rates and vessel values would likely have an adverse effect on our revenues and profitability.

Risks involved with operating ocean-going vessels could affect our business and reputation, which could have a material adverse effect on our results of operations and financial condition

The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:

•	a marine disaster;
•	piracy;
•	environmental accidents;
•	cargo and property losses or damage; and
•	business interruptions caused by mechanical failure, human error, war, terrorism, piracy, political action in various countries, labor strikes, or adverse weather conditions.

Any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an oil spill or other environmental disaster may harm our reputation as a safe and reliable tanker operator.

Safety, environmental and other governmental and other requirements expose us to liability, and compliance with current and future regulations could require significant additional expenditures, which could have a material adverse affect on our business and financial results

Our operations are affected by extensive and changing international, national, state and local laws, regulations, treaties, conventions and standards in force in international waters, the jurisdictions in which our tankers and other vessels operate and the country or countries in which such vessels are registered, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, and water discharges and ballast water management. These regulations include the U.S. Oil Pollution Act of 1990, or OPA, the International Convention on Civil Liability for Oil Pollution Damage of 1969, or CLC, International Convention for the Prevention of Pollution from Ships, the IMO International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Convention on Load Lines of 1966, and the U.S. Marine Transportation Security Act of 2002. In addition, vessel classification societies also impose significant safety and other requirements on our vessels. In complying with current and future environmental requirements, vessel owners and operators may also incur significant additional costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether.

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

For example, OPA affects all vessel owners shipping oil to, from or within the United States. OPA allows for potentially unlimited liability without regard to fault for owners, operators and bareboat charterers of vessels for oil pollution in United States waters. Similarly, CLC, which has been adopted by most countries outside of the United States, imposes liability for oil pollution in international waters. OPA expressly permits individual states to impose their own liability regimes with regard to hazardous materials and oil pollution incidents occurring within their boundaries. Coastal states in the United States have enacted pollution prevention liability and response laws, many providing for unlimited liability.

Maritime claimants could arrest our tankers, which could have a material adverse effect on our results of operations and financial condition

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay a significant amount of money to have the arrest lifted.

In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our ships.

Governments could requisition our vessels during a period of war or emergency, which could have a material adverse effect on our results of operations and financial condition

A government could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes her owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. This amount could be materially less than the charterhire that would have been payable otherwise. In addition, we would bear all risk of loss or damage to a vessel under requisition for hire. Government requisition of one or more of our vessels would negatively impact our revenues.

Risks Related to Our Business

We are highly dependent on spot voyage charters. Any decrease in spot charter rates in the future may adversely affect our earnings

A significant portion of our vessels currently operate on a spot charter basis or under contracts of affreightment under which we carry an agreed upon quantity of cargo over a specified route and time period. Although spot chartering is common in the tanker industry, the spot charter market is highly competitive and spot charter rates may fluctuate significantly based upon tanker and oil supply and demand. The successful operation of our vessels in the spot charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. We cannot assure you that future spot charters will be available at rates sufficient to enable our vessels trading in the spot market to operate profitably. In addition, bunkering, or fuel charges, which account for a substantial portion of the operating costs, and generally reflect prevailing oil prices, are subject to sharp fluctuations.

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

As of February 29, 2008, we charter 40 vessels from Ship Finance at fixed rates on long-term charters. In addition, we charter 16 vessels under fixed rate medium term charters from third parties. We are obliged to make fixed rate charterhire payments even though our income may decrease to levels that make these charters unprofitable

Our long term time charters with Ship Finance extend for various periods depending on the age of the vessels, ranging from approximately five to 21 years subject to certain exceptions discussed below in Item 10C. The daily base charter rates, which are payable by us for very large crude carriers, or VLCCs, range from $25,575 in 2006 to $24,175 in 2011 and beyond and from $21,100 in 2006 to $19,700 from 2011 and beyond for Suezmaxes. Our third party medium-term charters extend from one to eleven years. The daily base charter rates, which are payable by us for Suezmaxes range from $15,295 to $25,948 and from $15,500 to $37,750 for VLCCs.

If our earnings from these vessels fall below these rates we will incur losses.

Because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels which may adversely affect our earnings

The fair market value of vessels may increase and decrease depending on but not limited to the following factors:

•	general economic and market conditions affecting the shipping industry;
•	competition from other shipping companies;
•	types and sizes of vessels;
•	other modes of transportation;
•	cost of newbuildings;
•	shipyard capacity;
•	governmental or other regulations;
•	age of vessels;
•	prevailing level of charter rates; and
•	technological advances.

If we sell a vessel at a time when ship prices have fallen, the sale may be at less than the vessel’s carrying amount on our financial statements, with the result that we could incur a loss and a reduction in earnings. In addition, if we determine at any time that a vessel’s future limited useful life and earnings require us to impair its value on our financial statements, that could result in a charge against our earnings and a reduction of our shareholders’ equity. It is possible that the market value of our vessels will decline in the future.

An acceleration of the current prohibition to trade deadlines for our non-double hull tankers could adversely affect our operations

As at February 29, 2008 our tanker fleet includes nine non-double hull tankers. The United States, the European Union and the International Maritime Organization, or the IMO, have all imposed limits or prohibitions on the use of these types of tankers in specified markets after certain target dates, depending on certain factors such as the size of the vessel and the type of cargo. In the case of our non-double hull tankers, these phase out dates range from 2010 to 2015. In 2005, the Marine Environmental Protection Committee of the IMO has amended the International Convention for the Prevention of Pollution from Ships to accelerate the phase out of certain categories of single hull tankers, including the types of vessels in our fleet, from 2015 to 2010 unless the relevant flag states extend the date. This change could result in a number of our vessels being unable to trade in many markets after 2010. The phase out of single hull tankers may therefore reduce the demand for single hull tankers, and force the remaining single hull tankers into employment on less desirable trading routes and increase the number of tankers trading on those routes. As a result, single hull tankers may be chartered less frequently and at lower rates. Moreover, additional regulations may be adopted in the future that could further adversely affect the useful lives of our non-double hull tankers, as well as our ability to generate income from them.

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

Our revenues may be adversely affected if we do not successfully employ our tankers

As of February 29, 2008, 31 of our vessels were contractually committed to time or bareboat charters, with the charters for five vessels expiring in 2008 and the remaining 26 vessel charters expiring between 2009 and 2013. Additionally, we have two vessels on time charters and four vessels on bareboat charters, all of which are based on spot market rates rather than fixed rate. Although these time charters generally provide reliable revenues, they also limit the portion of our fleet available for spot market voyages during an upswing in the tanker industry cycle, when spot market voyages might be more profitable. We also cannot assure you that we will be able to successfully employ our tankers in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably or meet our obligations.  A decline in charter or spot rates or a failure to successfully charter our tankers could have an adverse effect on our business, financial condition, results of operation and ability to pay dividends.

The spot charter market is highly competitive, and spot market voyage charter rates may fluctuate dramatically based on tanker and oil supply and demand and other factors. We cannot assure you that future spot market voyage charters will be available at rates that will allow us to operate our tankers profitably.

Delays or defaults by the shipyards in the construction of our new vessels could increase our expenses and diminish our net income and cash flows

We have entered into newbuilding contracts for the construction of a total of eight VLCC and eight Suezmax vessels with Jiangnan Shipyard (Group) Company Ltd., or Jiangnan, Jiangsu Rongsheng Heavy Industries Group Co. Ltd., or Rongsheng, and Zhoushan Jinhaiwan Shipyard Co. Ltd, or Jinhaiwan, in China. These projects are subject to the risk of delay or defaults by the shipyards caused by, among other things, unforeseen quality or engineering problems, work stoppages, weather interference, unanticipated cost increases, delays in receipt of necessary equipment, and inability to obtain the requisite permits or approvals. In accordance with industry practice, in the event the shipyards are unable or unwilling to deliver the vessels, we may not have substantial remedies. Failure to construct or deliver the ships by the shipyards or any significant delays could increase our expenses and diminish our net income and cash flows.

As we expand our fleet, we may not be able to recruit suitable employees and crew for our vessels which may limit our growth and cause our financial performance to suffer

As we expand our fleet, we will need to recruit suitable crew, shoreside, administrative and management personnel.  We may not be able to continue to hire suitable employees as we expand our fleet of vessels.  If we are unable to recruit suitable employees and crews, we may not be able to provide our services to customers, our growth may be limited and our financial performance may suffer.

We may not be able to renew time charters when they expire or enter into new time charters for newbuildings

There can be no assurance that any of our existing time charters will be renewed or that we will be successful in entering into new time charters on  the newbuildings that will be delivered to the Company or if renewed or entered into, that they will be at favorable rates. If, upon expiration of the existing time charters or delivery of newbuildings, we are unable to obtain time charters or voyage charters at desirable rates, the Company's profitability may be adversely affected.

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

Our vessels may suffer damage and we may face unexpected drydocking costs, which could affect our cash flow and financial condition

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. We may have to pay drydocking costs that our insurance does not cover. The inactivity of these vessels while they are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or we may be forced to move to a drydocking facility that is not conveniently located to our vessels’ positions. The loss of earnings while our vessels are forced to wait for space or to relocate to drydocking facilities that are farther away from the routes on which our vessels trade would decrease our earnings.

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

It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have an adverse effect on our business, financial condition, results of operations and ability to pay dividends.

Our financing obligations could affect our ability to incur additional indebtedness or engage in certain transactions

Our existing and future financing agreements impose operational and financing restrictions on us which may significantly limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into time or consecutive voyage charters or pay dividends without the consent of our lenders. In addition, our lenders may accelerate the maturity of indebtedness under our financing agreements and foreclose on the collateral securing the indebtedness upon the occurrence of certain events of default, including our failure to comply with any of the covenants contained in our financing agreements, not rectified within the permitted time. For instance, declining vessel values could lead to a breach of covenants under our financing agreements. If we are unable to pledge additional collateral or obtain waivers from our lenders, our lenders could accelerate our debt and foreclose on our vessels. In addition, if the lenders accelerate the debt outstanding under one facility in default, it could result in a default on our other facilities.

We may not be able to finance our newbuilding program

As of December 31, 2007, we had a newbuilding program with an aggregate contract cost of approximately $984 million and had outstanding commitments of approximately $880 million with respect to our contracted newbuildings at that date. In April 2008, we entered into contracts for an additional four newbuildings with an aggregate cost of $540 million. We intend to fund approximately 80% of our newbuilding commitments with borrowings under new credit facilities, which may contain terms and covenants that restrict our financial and operating flexibility. Our liquidity position may be adversely affected if we are unable to attract financing for our newbuilding program.

We may be unable to attract and retain key management personnel in the tanker industry, which may negatively impact the effectiveness of our management and our results of operation

Our success depends to a significant extent upon the abilities and efforts of our senior executives, and particularly John Fredriksen, our Chairman and Chief Executive Officer, for the management of our activities and strategic guidance. While we believe that we have an experienced management team, the loss or unavailability of one or more of our senior executives, and particularly Mr. Fredriksen, for any extended period of time could have an adverse effect on our business and results of operations.

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

Because we are a foreign corporation, you may not have the same rights that a shareholder in a U.S. corporation may have

We are a Bermuda corporation. Our memorandum of association and bye-laws and the Bermuda Companies Act 1981, as amended, govern our affairs. Investors may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction. Under Bermuda law a director generally owes a fiduciary duty only to the company; not to the company’s shareholder. Our shareholders may not have a direct course of action against our directors. In addition, Bermuda law does not provide a mechanism for our shareholders to bring a class action lawsuit under Bermuda law. Further, our Bye-laws provide for the indemnification of our directors or officers against any liability arising out of any act or omission except for an act or omission constituting fraud, dishonesty or illegality.

Because our offices and most of our assets are outside the United States, you may not be able to bring suit against us, or enforce a judgment obtained against us in the United States

Our executive offices, administrative activities and assets are located outside the United States. As a result, it may be more difficult for investors to effect service of process within the United States upon us, or to enforce both in the United States and outside the United States judgments against us in any action, including actions predicated upon the civil liability provisions of the federal securities laws of the United States.

We may have to pay tax on United States source income, which would reduce our earnings

Under the United States Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States, may be subject to a 4% United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the applicable Treasury Regulations recently promulgated thereunder.

We expect that we and each of our subsidiaries will qualify for this statutory tax exemption and we will take this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to United States federal income tax on our United States source income. Therefore, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

If we or our subsidiaries are not entitled to exemption under Section 883 of the Code for any taxable year, we, or our subsidiaries, could be subject for those years to an effective 4% United States federal income tax on the gross shipping income these companies derive during the year that are attributable to the transport or cargoes to or from the United States. The imposition of this tax would have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

Our Liberian subsidiaries may not be exempt from Liberian taxation, which would materially reduce our Liberian subsidiaries’, and consequently our, net income and cash flow by the amount of the applicable tax

The Republic of Liberia enacted an income tax law generally effective as of January 1, 2001, or the New Act, which repealed, in its entirety, the prior income tax law in effect since 1977, pursuant to which our Liberian subsidiaries, as non-resident domestic corporations, were wholly exempt from Liberian tax.

In 2004, the Liberian Ministry of Finance issued regulations, or the New Regulations, pursuant to which a non-resident domestic corporation engaged in international shipping, such as our Liberian subsidiaries, will not be subject to tax under the New Act retroactive to January 1, 2001. In addition, the Liberian Ministry of Justice issued an opinion that the New Regulations were a valid exercise of the regulatory authority of the Ministry of Finance. Therefore, assuming that the New Regulations are valid, our Liberian subsidiaries will be wholly exempt from tax as under prior law.

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

Investor confidence and the market price of our common stock may be adversely impacted if we are unable to comply with Section 404 of the Sarbanes-Oxley Act of 2002

We are subject to Section 404 of the Sarbanes-Oxley Act of 2002, which requires us to include in our annual report on Form 20-F our management’s report on, and assessment of the effectiveness of, our internal controls over financial reporting. In addition, our independent registered public accounting firm is required to attest to and report on management’s assessment of the effectiveness of our internal controls over financial reporting. If we fail to achieve and maintain the adequacy of our internal controls over financial reporting, we will not be in compliance with all of the requirements imposed by Section 404. Any failure to comply with Section 404 could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which ultimately could harm our business and could negatively impact the market price of our common stock. We believe that future ongoing costs of complying with these requirements may be substantial.

ITEM 4.	INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

The Company

We are Frontline Ltd, a Bermuda based shipping company and we were incorporated in Bermuda on June 12, 1992 (Company No. EC-17460). Our registered and principal executive offices are located at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda, and our telephone number is +1 (441) 295-6935.

We are engaged primarily in the ownership and operation of oil tankers, including oil/bulk/ore, or OBO carriers. We operate tankers of two sizes: VLCCs, which are between 200,000 and 320,000 dwt, and Suezmaxes, which are vessels between 120,000 and 170,000 dwt. We operate through subsidiaries and partnerships located in the Bahamas, Bermuda, the Cayman Islands, the Isle of Man, Liberia, Norway, the United Kingdom and Singapore. We are also involved in the charter, purchase and sale of vessels. Since 1996, we have emerged as a leading tanker company within the VLCC and Suezmax size sectors of the market.

We have our origin in Frontline AB, which was founded in 1985, and which was listed on the Stockholm Stock Exchange from 1989 to 1997. In May 1997, Frontline AB was redomiciled from Sweden to Bermuda and its shares were listed on the Oslo Stock Exchange. The change of domicile was executed through a share for share exchange offer from the then newly formed Bermuda company, Frontline Ltd (“Old Frontline”). In September 1997, Old Frontline initiated an amalgamation with London & Overseas Freighters Limited (“LOF”), also a Bermuda company. This process was completed in May 1998. As a result of this transaction, Frontline became listed on the London Stock Exchange and on the NASDAQ National Market (in the form of American Depositary Shares, or ADSs, represented by American Depositary Receipts, or ADRs) in addition to its listing on the Oslo Stock Exchange.

The ADR program was terminated on October 5, 2001 and the ADSs were delisted from the NASDAQ National Market on August 3, 2001. The Company’s Ordinary Shares began trading on the NYSE on August 6, 2001.

Vessel Acquisitions, Disposals and Other Significant Transactions

We entered into the following acquisitions and disposals in 2005, 2006 and 2007:

Newbuilding and Option Contracts

In February and March 2006, we entered into newbuilding contracts with Jiangnan to purchase four VLCCs and subsequently sold two of these newbuilding contracts in June 2006 for a net gain of $9.8 million. In June 2006, we entered into two newbuilding contracts with Jiangnan for the purchase of two VLCCs with an option to purchase two additional VLCC newbuildings. In September 2006, we exercised our option for the two VLCC newbuilding contracts and simultaneously sold these newbuilding contracts to a third party for a net gain of $6.2 million. As of December 31, 2006, we had contracts to purchase four VLCCs.

In July 2006, we entered into newbuilding contracts with Rongsheng, in China for the delivery of two Suezmaxes and simultaneously entered into options for four further similar Suezmax newbuildings. In August 2006, we entered into newbuilding contracts for four Suezmaxes at Rongsheng and sold two of these Suezmax newbuilding contracts to Ship Finance. At December 31, 2006, we had newbuilding contracts for four Suezmaxes and options for four further Suezmaxes.

In March and April 2007, we exercised our options with Rongsheng for four Suezmax newbuildings. At the end of 2007, we had newbuilding contracts for the purchase of four VLCCs and eight Suezmaxes with contracted delivery dates between the end of 2008 and 2010. In 2007, we paid $35.1 million in newbuilding installments and had future commitments of approximately $880 million as of December 31, 2007. We expect to finance approximately 80% of our future commitments with new credit facilities.

In April 2008, we entered into a contract with Jinhaiwan in China for the delivery of four VLCC newbuildings. These vessels are scheduled for delivery in the second half of 2011. We have also secured fixed price options for two similar VLCC newbuildings.

Acquisitions and Disposals
In 2005, we acquired seven VLCC tankers for an aggregate cost of $460.0 million and two containerships for an aggregate cost of $98.6 million. We sold five Suezmax tankers for total proceeds of $231.3 million. We also sold one VLCC for total proceeds of $40.5 million. We also sold our last dry bulk carrier the Cos Hero for total proceeds of $20.7 million.

In March 2006, we purchased the Aframax tanker “Gerrita” (renamed “Front Puffin”) for $35.9 million. This vessel was converted to a Floating, Production, Storage and Offloading vessel, or FPSO, and was sold as part of the spin off of the Sea Production Ltd, or Sea Production.

In March 2006, we sold the VLCC Golden Stream for gross proceeds of $53.1 million.

In July 2006, we took delivery of the VLCC Front Beijing, which we subsequently sold for gross proceeds of $141.5 million. We also purchased and took delivery of the VLCC Front Shanghai for approximately $81.0 million in September 2006

Consistent with our strategy to reduce our exposure to chartering single hull vessels, we have entered into a number of transactions to reduce the number of single hull vessels in our fleet;

•
In September 2006, Ship Finance announced the sale of the VLCC Front Tobago to a third party for gross proceeds of $45.0 million and Frontline received a compensation payment of $9.6 million from Ship Finance, which was eliminated on consolidation, in connection with the sale.

•
In January 2007, Ship Finance sold its single hull Suezmax tanker Front Transporter to an unrelated third party for a gross sales price of $38.0 million. We received a compensation payment of $14.8 million from Ship Finance, which was eliminated on consolidation, on termination of the charter. The vessel was delivered to her new owner in March 2007.

•
In March 2007, the single hull VLCC Front Vanadis was sold and delivered to an unrelated third party in May 2007. Upon delivery, our long-term charter party contract with Ship Finance was terminated early, and Frontline received a compensation payment in the amount of $13.2 million.

•
In August 2007, we sold the single hull Suezmax tanker Front Horizon to a subsidiary of Farahead Holdings Limited, a company subject to significant influence or indirect control of our Chairman, John Fredriksen for net proceeds of $28.0 million resulting in a net gain of $6.2 million.

•	In October 2007, we mutually agreed with Ship Finance to terminate the long-term charter party contract for the single hull VLCC Front Duchess. This termination was cancelled in March 2008.

•
In December 2007, we agreed with Ship Finance to terminate the long term charter parties between the companies for the double sided, single bottom Suezmax vessels Front Birch and Front Maple. Ship Finance simultaneously sold the vessels. Delivery of the Front Birch and Front Maple took place in December 2007 and January 2008, respectively. We received compensation payments of approximately $32.8 million for the early termination of the current charter parties, which will be recognized at the time of delivery to the new owners.

•
Additionally, in March 2008, we agreed with Ship Finance to terminate the long term charter party between the companies for the single hull VLCC Front Sabang. Ship Finance simultaneously sold the vessel. We will receive a compensation payment of approximately $25 million for the early termination of the current charter party, which will be recognized at the time of delivery to the new owners, which is expected to take place in the second quarter of 2008.

Ship Finance

In June 2006, Ship Finance purchased a jack up rig for $210.0 million. In September 2006, Ship Finance purchased the Panamax vessel, Front Shadow, for $28.4 million.

Spin-Off of Ship Finance

In October 2003, we formed Ship Finance as our wholly-owned subsidiary for the purpose of acquiring certain of our shipping assets. In December 2003, Ship Finance issued $580.0 million of 8.5% Senior Notes due 2013, which we refer to as the Notes. In the first quarter of 2004, Ship Finance used the proceeds of the Notes, together with a refinancing of existing debt, to fund the acquisition from us of a fleet of 46 crude oil tankers and an option to purchase one additional tanker from a third party.  We have chartered each of the vessels back from Ship Finance for most of their remaining lives through our wholly owned subsidiary Frontline Shipping Limited which we refer to as Frontline Shipping. We also entered into fixed rate management and administrative services agreements with Ship Finance to provide for the operation and maintenance of the Company’s vessels and administrative support services. The charters and the management agreements were each given economic effect as of January 1, 2004.

In May 2004, we announced the distribution of 25% of Ship Finance’s Ordinary Shares to our Ordinary Shareholders in a partial spin off.  In June 2004, each Frontline shareholder received one share of Ship Finance for every four Frontline shares held. In June 2004, the Ship Finance common shares commenced trading on the New York Stock Exchange under the ticker symbol “SFL”. Two further dividends of shares of Ship Finance were distributed in 2004. In September 2004, every Frontline shareholder received one share of Ship Finance for every 10 shares of ours that they held and in December 2004, every Frontline shareholder received two shares of Ship Finance for every 15 shares of ours that they held. At December 31, 2004, our remaining shareholding in Ship Finance was approximately 50.8%.

In January 2005 and February 2005 our board of directors, or Board, approved further spin offs of the shares of Ship Finance. In February 2005, each shareholder of Frontline received one share of Ship Finance for every four shares of ours held and in March 2005 each shareholder of Frontline received one share of Ship Finance for every ten shares of ours held. Following these transactions our shareholding in Ship Finance was approximately 16.2% at December 31, 2005.

In February 2006, our Board approved a further spin off of the shares of Ship Finance. In March 2006, each shareholder of Frontline received one share of Ship Finance for every twenty shares of ours held. Following these transactions our shareholding in Ship Finance was approximately 11.1% at December 31, 2006 and Ship Finance remained consolidated under the provisions of FASB Interpretation 46(R) “Consolidation of Variable Interest Entities”.

In February 2007, our Board approved a further spin off of our remaining interest in the shares of Ship Finance and this occurred in March 2007. As a result of this spin off, we currently hold 73,383 shares in Ship Finance, which represents 0.01% of Ship Finance’s total outstanding shares and as of March 31, 2007, we no longer consolidate Ship Finance and its subsidiaries in our financial statements.

Spin-Off of Golden Ocean Group Limited

In November 2004, we established Golden Ocean Group Limited, or Golden Ocean, as a wholly owned subsidiary in Bermuda for the purpose of transferring, by way of contribution, certain of our dry bulk shipping interests. Three of our subsidiaries and cash equal to the difference between $22.45 million and the historical net book value of those subsidiaries was transferred to Golden Ocean on December 1, 2004. On the same date, our Board resolved to distribute all of our shares of Golden Ocean to our shareholders in proportion to their ownership in Frontline. On December 13, 2004 we distributed 76.0% of the shares of Golden Ocean to our shareholders in a three for one stock dividend.  Certain of our U.S. shareholders were excluded from the distribution and received a cash payment in lieu of shares equal to $0.60 per Golden Ocean share, which represents the average price per share of the Golden Ocean shares during their first five days of trading on the Oslo Stock Exchange. Golden Ocean was listed on the Oslo Stock Exchange on December 15, 2004. The Company sold 30 million Golden Ocean shares, equivalent to 13.3%, to provide funds for the cash payment and the Company retained a 10.7% interest in Golden Ocean which was subsequently sold in February 2005. The Company has not retained any significant continuing involvement in these dry bulk operations.

At the time of the spin off of Golden Ocean, we granted Golden Ocean options to acquire newbuilding contracts for two Panamax vessels. In 2005 Golden Ocean exercised these options to acquire from us the shares in two single purpose companies each owning a newbuilding contract for a Panamax vessel. These options were exercised at a total price of $16.8 million.

Establishment and Spin-Off of Sealift Ltd

In January 2007, we established a separate entity named Sealift Ltd, or Sealift, to develop our heavy lift business. Sealift completed a private placement in the amount of $180.0 million and its shares have been listed on the Norwegian over-the-counter (OTC) market since January 2007. We invested $60.0 million in the company and following the initial private placement in January and we became a 33.3% shareholder. Sealift acquired four single-hull Suezmax vessels from Frontline, which Frontline is obligated to convert to heavy lift vessels for $100.0 million each. Sealift also acquired two Suezmax vessels from Frontline for $38.0 million each and option contracts with a shipyard to convert these two additional Suezmax vessels into heavy lift vessels.  The total consideration for all six vessels acquired by Sealift is $476.0 million, of which $396.0 million was received in cash and $80.0 million in an interest free note.  $40.0 million of the interest free note is payable on the delivery of each of the final two converted vessels.  Five of the vessels sold to Sealift were first acquired by Frontline from Ship Finance. In May 2007, Sealift received delivery of a converted heavy lift vessel and the second converted heavy lift vessel was delivered in December 2007. As of December 31, 2007, our commitment for the two remaining heavy lift conversions is $49.5 million. We expect to deliver the third converted heavylift vessel in early June 2008, which will result in us being liable for damages in the amount of approximately $0.4 million for the late delivery.  If Frontline’s delivery of a converted vessel to Sealift (later renamed Dockwise Ltd as described below) is delayed more than six months beyond the agreed delivery date for the vessel, Sealift has the option to cancel its purchase of the vessel. We expect that the delivery of the fourth and final vessel will take place in the middle of May 2008 in accordance with the purchase and sale agreement.

In May 2007, Sealift completed a reorganization with the Dockwise group of companies. As part of the transaction, Sealift completed a private placement of 39.8 million shares of which we purchased five million shares. Sealift also issued 94.1 million shares to the former Dockwise Ltd, or Dockwise, shareholders. Sealift was renamed Dockwise Ltd in July 2007. In October 2007, we sold our entire shareholding of 34,976,500 shares in Dockwise.

Establishment and Spin-Off of Sea Production Ltd

In February 2007, the Company’s wholly owned subsidiary, Frontline Floating Production Ltd (“FFP”), sold its assets to Sea Production.  The assets of FFP included a 70% investment in Puffin Ltd, the entity who ultimately owns the vessel Front Puffin.  Sea Production was incorporated in January 2007 as a wholly owned subsidiary of the Company. Also in February 2007, Sea Production raised $180.0 million in equity in a private placement. The shares have been listed on the Norwegian OTC market.  We held 28.33% of the shares in Sea Production following the private placement. In June 2007, we sold our entire holding in Sea Production in line with our strategy to remain a pure crude oil transportation company and our previously announced strategy to either sell or spin off the Sea Production shares.

Acquisition and spin-off of Independent Tankers Corporation

On July 1, 2003, we purchased a call option for $10.0 million to acquire all of the shares of Independent Tankers Corporation, or ITC from Hemen Holdings Ltd., or Hemen for a total consideration of $4.0 million plus 4% interest per year.  Hemen is indirectly controlled by our Chairman, John Fredriksen. On May 27, 2004, we exercised this purchase option and acquired all of the shares of ITC. ITC operates a total of six VLCCs and four Suezmax tankers, which are on long-term charters to subsidiaries of BP Plc and Chevron Corporation, or Chevron. In 2006, the Front Voyager was redelivered from Chevron and is on bareboat charter to Frontline. The initial fixed terms of the charters range from eight to 10 years.  After the initial fixed term the charterers have options to extend the charters of the vessels for further periods of between eight to twelve years. ITC is financed by Term and Serial Notes.  These notes mature between 2006 and 2021 and are secured by ITC’s vessels and long-term charters. Interest is payable on the Notes at fixed rates which range between 6.5% and 8.52%.

In January 2008, we established Independent Tankers Corporation Limited (“ITCL”), a Bermuda corporation and our wholly owned subsidiary for the purpose of holding, by way of contribution, our interests in ITC. On February 20, 2008, our Board declared the distribution of a special dividend of 20% of the capital stock of ITCL to our shareholders. On February 28, 2008, we distributed to our shareholders one share of ITCL for every five shares of Frontline.  Certain of our U.S. shareholders were excluded from the distribution and received a cash payment in lieu of shares equal to $0.34 per Frontline share. ITCL listed its shares on the Oslo OTC Market on March 7, 2008.

B. BUSINESS OVERVIEW

As of February 29, 2008, we operate a tanker fleet consisting of 76 vessels, which is one of the largest in the world.  The fleet consists of 42 VLCCs which are either owned or chartered in, 20 Suezmax tankers which are either owned or chartered in, eight Suezmax OBOs which are chartered in, and five VLCCs and one Aframax tanker under our commercial management. We also had four VLCC newbuildings and eight Suezmax newbuildings on order as of February 29, 2008.

As of February 29, 2008, the fleet that we operate has a total tonnage of approximately 18.6 million dwt, including the 1.6 million dwt under commercial management. Our tanker vessels have an average age of approximately 10.9 years compared with an estimated industry average of approximately 9.5 years. We believe that our vessels comply with the most stringent of generally applicable environmental regulations for tankers.

We own various vessel owning and operating subsidiaries. Our operations take place substantially outside of the United States. Our subsidiaries, therefore, own and operate vessels which may be affected by changes in foreign governments and other economic and political conditions. We are engaged primarily in transporting crude oil and, in addition, raw materials like coal and iron ore and our vessels operate in the spot and time charter markets.  As of January 2008, we charter in six double hull Suezmaxes from Nordic American Tanker Shipping Limited on a floating time charter rate, which is based on the average earnings of those vessels and eight of our Suezmax tankers. Our VLCCs are specifically designed for the transportation of crude oil and, due to their size, are primarily used to transport crude oil from the Middle East Gulf to the Far East, Northern Europe, the Caribbean and the Louisiana Offshore Oil Port, or LOOP. Our Suezmax tankers are similarly designed for worldwide trading, but the trade for these vessels is mainly in the Atlantic Basin and Middle East to South East Asia.

Historically, the tanker industry has been highly cyclical, with attendant volatility in profitability and asset values resulting from changes in the supply of and demand for tanker capacity. Our OBO carriers are specifically designed to carry oil or dry cargo and may be used to transport either oil or dry cargo on any voyage. When freight rates in both the oil and dry cargo markets are equivalent OBO carriers are operated most profitably transporting oil on one leg of the voyage and dry cargo on the other leg of a voyage. Currently, our eight Suezmax OBOs are configured to carry dry bulk cargo and are fixed on long-term charters.

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

We are committed to providing quality transportation services to all of our customers and to developing and maintaining long-term relationships with the major charterers of tankers. Increasing global environmental concerns have created a demand in the petroleum products/crude oil seaborne transportation industry for vessels that are able to conform to the stringent environmental standards currently being imposed throughout the world.

The tanker industry is highly cyclical, experiencing volatility in profitability, vessel values and freight rates. Freight rates are strongly influenced by the supply of tanker vessels and the demand for oil transportation. Refer to Item 5 “Operating and Financial Review and Prospects” for a discussion of the tanker market in 2007 and 2008.

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

Strategy

Our strategy is to maintain our position as a world leading operator and charterer of modern, high quality oil tankers with flexibility to adjust our exposure to the tanker market depending on existing factors such as charter rates, newbuilding costs, vessel resale and scrap values and vessel operating expenses resulting from, among other things, changes in the supply of and demand for tanker capacity. Our principal focus is the transportation of crude oil and oil product cargoes for major integrated oil companies and other customers employing a fleet of VLCCs, Suezmaxes and OBOs. We may adjust our exposure through time charters, bareboat charters, sale and leasebacks, straight sales and purchases of vessels, newbuilding contracts and acquisitions.

Spot market vessels, after delivering their cargo, typically operate in ballast until they are re-chartered. We seek to minimize the time element associated with these ballast legs by efficiently chartering OBO carriers and tankers that we operate.  Our strategies to minimize time spent on ballast legs include allocating cargoes among our vessels to minimize the total time spent on ballast legs across our fleet. We believe that the size of our fleet is important in negotiating terms with our major clients and charterers. We believe that our large, high-quality VLCC and Suezmax fleet enhances our ability to obtain competitive terms from suppliers and shipbuilders and to produce cost savings in chartering and operations.

Our business strategy is primarily based upon the following principles:

•	emphasizing operational safety and quality maintenance for all of our vessels;
•	complying with all current and proposed environmental regulations;
•	outsourcing technical operations and crewing;
•	continuing to achieve competitive operational costs;
•	operating a modern and homogeneous fleet of tankers;
•	achieving high utilization of our vessels;

•	achieving competitive financing arrangements;
•	achieving a satisfactory mix of term charters, contracts of affreightment and spot voyages; and
•	developing and maintaining relationships with major oil companies and industrial charterers.

We currently have newbuilding contracts for eight VLCCs and eight Suezmaxes, which we believe are favorably priced relative to current newbuilding prices. We also have fixed price purchase options for two additional VLCC newbuildings. We order new tonnage to renew our fleet consistent with our opportunistic investment approach. Our order book reaffirms our position as a leading operator of modern, quality Suezmax and VLCC tonnage.

We continue to evaluate opportunities in the time charter market.  On the basis of the strength of the drybulk market in 2007, all of our eight OBO carriers have been fixed on medium to long term charters at an average daily rate of approximately $39,700 in 2007 and approximately $44,000 in 2008. As of February 29, 2008 approximately 57% of our remaining operating days for our total fleet for 2008 were on fixed time charter and bareboat charter.

We expect to reduce our exposure to single hull tonnage by investigating opportunities to terminate long-term charters involving single hull vessels.

Although there has been a trend towards consolidation over the past 15 years, the tanker market remains highly fragmented. We estimate, based on available industry data that we currently own or operate approximately 9.9% of the world VLCC fleet and 7.9% of the world Suezmax tanker fleet.  We intend to use our strong operational cash flow together with our available financing to continue the consolidation of the tanker market.  We always look opportunistically for attractive investments and acquisitions and will finance such investments through a combination of debt and equity. Our role in the consolidation of the tanker market may include the acquisition of new vessels and second-hand vessels and we may also engage in business acquisitions and strategic transactions such as marketing joint ventures. In the ordinary course of our business, we engage in the evaluation of potential candidates for acquisitions and strategic transactions.

In February 2008, we invested $20.0 million in exchange for a 15.8% interest in NAVIG8 LIMITED (“Navig8”), a company that controls approximately 30 tankers, including newbuildings on order. Navig8 actively trades a time-charter fleet, owns and invests in tonnage, commercially and technically manages vessels for third parties and trades in the freight-derivatives market.  Although this investment is purely financial, it gives us a foothold in the Clean Petroleum Product market.

In March 2008, we spun off 20% of ITCL to our shareholders. ITCL's business is mainly concentrated around the ownership and operation of tankers on long-term bareboat contracts to major oil companies, with such contracts including certain cancellation options.  All vessels are financed through bonds and some of the vessels are also subject to financial lease arrangements.  ITCL purchases all necessary management related services from Frontline. The Company intends to cause ITCL to take steps to enhance shareholder value and liquidity and has listed ITCL shares on the Oslo OTC Market. We will consider making further distributions of ITCL shares.

In March 2008, we announced that the Company and companies indirectly controlled by Mr. John Fredriksen, our Chairman and principal shareholder, together held an aggregate of 1,628,300 shares in Overseas Shipholding Group, Inc. (“OSG”), or 5.2% of the total outstanding shares of OSG. In addition to this holding, we have entered into a forward contract for an additional 1,366,600 shares in OSG, or an additional 4.4% of the total outstanding shares of OSG.  If we should decide to take delivery of the shares under the forward contract, the Company and the group companies will control 9.6% of the total outstanding shares of OSG. We are making this investment together with our largest shareholder to mitigate the potential reduction of our short and medium-term dividend capacity.  This investment reflects the fact that only approximately 41% of OSG's total fleet, in terms of number of vessels, is exposed to the market for crude oil transportation, which is our core market.

Our goal is to generate competitive returns for our shareholders with quarterly dividend payments. Our dividend payments are based on present earnings, market prospects, current capital expenditure programs as well as investment opportunities.

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

Customers

Our customers include major oil companies, petroleum products traders, government agencies and various other entities. During the year ended December 31, 2007, one customer (2006: one customer) accounted for more than 10% of our consolidated operating revenues.

Competition

The market for international seaborne crude oil transportation services is highly fragmented and competitive. Seaborne crude oil transportation services generally are provided by two main types of operators: major oil company captive fleets (both private and state-owned) and independent ship-owner fleets. In addition, several owners and operators pool their vessels together on an ongoing basis, and such pools are available to customers to the same extent as independently owned and operated fleets. Many major oil companies and other oil trading companies, the primary charterers of the vessels owned or controlled by us, also operate their own vessels and use such vessels not only to transport their own crude oil but also to transport crude oil for third party charterers in direct competition with independent owners and operators in the tanker charter market. Competition for charters is intense and is based upon price, location, size, age, condition and acceptability of the vessel and its manager. Competition is also affected by the availability of other size vessels to compete in the trades in which the Company engages. Charters are to a large extent brokered through international independent brokerage houses that specialize in finding the optimal ship for any particular cargo based on the aforementioned criteria. Brokers may be appointed by the cargo shipper or the ship owner.

Environmental Regulation and Other Regulations

Government regulations and laws significantly affect the ownership and operation of our tankers.  We are subject to various international conventions, laws and regulations in force in the countries in which our vessels may operate or are registered.

Our tankers are subject to both scheduled and unscheduled inspections by a variety of government, quasi-governmental and private organizations each of which may have unique requirements.  These organizations include the local port authorities, national authorities, harbor masters or equivalent, classification societies, flag state and charterers, particularly terminal operators and oil companies.  Some of these entities require us to obtain permits, licenses and certificates for the operation of our tankers.  Our failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of the vessels in our fleet.

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

International Maritime Organization

The International Maritime Organization, or IMO (the United Nations agency for maritime safety and the prevention of pollution by ships), has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, which has been updated through various amendments, or the MARPOL Convention. The MARPOL Convention implements environmental standards including oil leakage or spilling, garbage management, as well as the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. These regulations, which have been implemented in many jurisdictions in which our vessels operate, provide, in part, that:

•	25-year old tankers must be of double hull construction or of a mid-deck design with double-sided construction, unless:

(1)	they have wing tanks or double-bottom spaces not used for the carriage of oil which cover at least 30% of the length of the cargo tank section of the hull or bottom; or

(2)
they are capable of hydrostatically balanced loading (loading less cargo into a tanker so that in the event of a breach of the hull, water flows into the tanker, displacing oil upwards instead of into the sea);

•	30-year old tankers must be of double hull construction or mid-deck design with double-sided construction; and

•	all tankers will be subject to enhanced inspections.

Also, under IMO regulations, a tanker must be of double hull construction or a mid-deck design with double-sided construction or be of another approved design ensuring the same level of protection against oil pollution if the tanker:

•	is the subject of a contract for a major conversion or original construction on or after July 6, 1993;

•	commences a major conversion or has its keel laid on or after January 6, 1994; or

•	completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

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

Category of Oil Tankers	Date or Year for Phase Out
Category 1 oil tankers of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do not comply with the requirements for protectively located segregated ballast tanks

April 5, 2005 for ships delivered on April 5, 1982 or earlier; or 2005 for ships delivered after April 5, 1982
Category 2 - oil tankers of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do comply with the protectively located segregated ballast tank requirements
and
Category 3 - oil tankers of 5,000 dwt and above but less than the tonnage specified for Category 1 and 2 tankers.

April 5, 2005 for ships delivered on April 5, 1977 or earlier
2005 for ships delivered after April 5, 1977 but before January 1, 1978
2006 for ships delivered in 1978 and 1979
2007 for ships delivered in 1980 and 1981
2008 for ships delivered in 1982
2009 for ships delivered in 1983
2010 for ships delivered in 1984 or later

Under the revised regulations, a flag state may permit continued operation of certain Category 2 or 3 tankers beyond their phase date in accordance with the above schedule.  Under regulation 13G, the flag state may allow for some newer single hull oil tankers registered in its country that conform to certain technical specifications to continue operating until the earlier of the anniversary of the date of delivery of the vessel in 2015 or the 25th anniversary of their delivery.  Under regulations 13G and 13H, as described below, certain Category 2 and 3 tankers fitted only with double bottoms or double sides may be allowed by the flag state to continue operations until their 25th anniversary of delivery.  Any port state, however, may deny entry of those single hull oil tankers that are allowed to operate under any of the flag state exemptions.

The following table summarizes the impact of such regulations on the Company’s single hull (SH) and double sided (DS) tankers:

Vessel Name	Vessel type	Vessel Category	Year Built	IMO phase out	Flag state Exemption

Front Voyager	Suezmax	SH	1992	2010	2015
Edinburgh(*)	VLCC	DS	1993	2018	n/a
Front Ace(*)	VLCC	SH	1993	2010	2015
Front Duchess(*)	VLCC	SH	1993	2010	2015
Front Duke(*)	VLCC	SH	1992	2010	2015
Front Highness(*)	VLCC	SH	1991	2010	2015
Front Lady(*)	VLCC	SH	1991	2010	2015
Front Lord(*)	VLCC	SH	1991	2010	2015
Front Sabang(*)	VLCC	SH	1990	2010	2015

 (*) Vessel chartered in from Ship Finance and not consolidated after March 31, 2007. In March 2008, Ship Finance sold the Front Sabang and simultaneously terminated its related long-term charter party contract with us. Ship Finance expects to deliver the Front Sabang to its buyers in the second quarter of 2008.

The MEPC, in October 2004, adopted a unified interpretation to regulation 13G that clarified the date of delivery for tankers that have been converted. Under the interpretation, where an oil tanker has undergone a major conversion that has resulted in the replacement of the fore-body, including the entire cargo carrying section, the major conversion completion date of the oil tanker shall be deemed to be the date of delivery of the ship, provided that:

•	the oil tanker conversion was completed before July 6, 1996;

•
the conversion included the replacement of the entire cargo section and fore-body and the tanker complies with all the relevant provisions of MARPOL Convention applicable at the date of completion of the major conversion; and

•
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

Under regulation 13H, HGO means any of the following:

•	crude oils having a density at 15ºC higher than 900 kg/m3;

•	fuel oils having either a density at 15ºC higher than 900 kg/m3 or a kinematic viscosity at 50ºC higher than 180 mm2/s; or

•	bitumen, tar and their emulsions.

Under the regulation 13H, the flag state may allow continued operation of oil tankers of 5,000 dwt and above, carrying crude oil with a density at 15ºC higher than 900 kg/m3 but lower than 945 kg/m3, that conform to certain technical specifications and, in the opinion of the such flag state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship and provided that the continued operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery.  The flag state may also allow continued operation of a single hull oil tanker of 600 dwt and above but less than 5,000 dwt, carrying HGO as cargo, if, in the opinion of the such flag state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship, provided that the operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery.

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

Revised Annex I to the MARPOL Convention entered into force in January 2007.  Revised Annex I incorporates various amendments adopted since the MARPOL Convention entered into force in 1983, including the amendments to regulation 13G (regulation 20 in the revised Annex) and regulation 13H (regulation 21 in the revised Annex).  Revised Annex I also impose construction requirements for oil tankers delivered on or after January 1, 2010.  A further amendment to revised Annex I includes an amendment to the definition of heavy grade oil that will broaden the scope of regulation 21. On August 1, 2007, regulation 12A (an amendment to Annex I) came into force requiring oil fuel tanks to be located inside the double hull in all ships with an aggregate oil fuel capacity of 600 cubic meters and above, which are delivered on or after August 1, 2010 including ships for which the building contract is entered into on or after August 1, 2007, or in the absence of a contract, which keel is laid on or after February 1, 2008.

Air Emissions

On August 1, 2007, regulation 12A (an amendment to Annex I) came into force requiring oil fuel tanks to be located inside the double hull in all ships with an aggregate oil fuel capacity of 600 m3 and above, which are delivered on or after August 1, 2010 including ships for which the building contract is entered into on or after August 1, 2007, or in the absence of a contract, which keel is laid on or after February 1, 2008.

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

In February 2007, the United States proposed a series of amendments to Annex VI regarding particulate matter, NOx and SOx emission standards.  The proposed emission program would reduce air pollution from ships by establishing a new tier of performance-based standards for diesel engines on all vessels and stringent emission requirements for ships that operate in coastal areas with air-quality problems.  On June 28, 2007, the World Shipping Council announced its support for these amendments.  If these amendments are implemented, we may incur costs to comply with the proposed standards.

Recent scientific studies have suggested that emissions of certain gases, commonly referred to as “greenhouse gases,” may be contributing to warming of the Earth’s atmosphere.  According to the IMO’s study of greenhouse gases emissions from the global shipping fleet, greenhouse emissions from ships are predicted to rise by 38% to 72% due to increased bunker consumption by 2020 if corrective measures are not implemented.  Any passage of climate control legislation or other regulatory initiatives by the IMO or individual countries where we operate that restrict emissions of greenhouse gases could require us to make significant financial expenditures we cannot predict with certainty at this time.

Safety Requirements

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

The ISM Code requires that vessel ship manager or operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. The appointed ship managers have obtained documents of compliance for their offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance (“DOC”) and ship management certificate (“SMC”) are renewed every five years but DOC is subject to audit verification annually and the SMC every 2.5 years.

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

The IMO has negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. Additional or new conventions, laws and regulations may be adopted which could limit our ability to do business and which could have a material adverse effect on our business and results of operations.

Ballast Water Requirements

The IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping.

The flag state, as defined by the United Nations Convention on Law of the Sea, has overall responsibility for the implementation and enforcement of international maritime regulations for all ships granted the right to fly its flag. The “Shipping Industry Guidelines on Flag State Performance” evaluates flag states based on factors such as sufficiency of infrastructure, ratification of international maritime treaties, implementation and enforcement of international maritime regulations, supervision of surveys, casualty investigations and participation at IMO meetings. Our vessels are flagged in the Marshall Islands, Liberia, Isle of Man, Singapore and the Bahamas, which all generally receive a good assessment in the shipping industry.

Oil Pollution Liability

Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended in 2000, or the CLC. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses.  The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. Under an amendment to the 1992 Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately 4.51 million SDR plus 631 SDR for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to 89.77 million SDR.  The exchange rate between SDRs and U.S. dollars was 0.613863 SDR per U.S. dollar on March 20, 2008. As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates on March 13, 2007. The right to limit liability is forfeited under the International Convention on Civil Liability for Oil Pollution Damage where the spill is caused by the owner’s actual fault and under the 1992 Protocol where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our P&I insurance will cover the liability under the plan adopted by the IMO.

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

Under OPA, vessel owners, operators and bareboat charterers are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. These other damages are defined broadly to include:

•	natural resource damages and related assessment costs;

•	real and personal property damages;

•	net loss of taxes, royalties, rents, profits or earnings capacity; and

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and loss of subsistence use of natural resources.

OPA previously limited the liability of responsible parties to the greater of $1,200 per gross ton or $10.0 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation). Amendments to OPA signed into law in July 2006 increased these limits on the liability of responsible parties to the greater of $1,900 per gross ton or $16.0 million per double hull tanker that is over 3,000 gross tons.  The act specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners’ responsibilities under these laws. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million.

These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party’s gross negligence or willful misconduct. These limits do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. We believe that we are in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our vessels call.

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

Under OPA, with certain limited exceptions, all newly-built or converted vessels operating in U.S. waters must be built with double hulls, and existing vessels that do not comply with the double hull requirement will be prohibited from trading in U.S. waters over a 20-year period (1995-2015) based on size, age and place of discharge, unless retrofitted with double hulls. Notwithstanding the prohibition to trade schedule, the act currently permits existing single hull and double-sided tankers to operate until the year 2015 if their operations within U.S. waters are limited to discharging at the Louisiana Offshore Oil Port or off-loading by lightering within authorized lightering zones more than 60 miles off-shore. Lightering is the process by which vessels at sea off-load their cargo to smaller vessels for ultimate delivery to the discharge port.

Owners or operators of tankers operating in the waters of the United States must file vessel response plans with the U.S. Coast Guard, and their tankers are required to operate in compliance with their U.S. Coast Guard approved plans. These response plans must, among other things:

•	address a worst case scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a worst case discharge;

•	describe crew training and drills; and

•	identify a qualified individual with full authority to implement removal actions.

We have obtained vessel response plans approved by the U.S. Coast Guard for our vessels operating in the waters of the United States. In addition, the U.S. Coast Guard has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances.

In addition, the Clean Water Act prohibits the discharge of oil or hazardous substances in navigable waters and imposes strict liability in the form of penalties for unauthorized discharges.  The Clean Water Act also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA, discussed above.  The Environmental Protection Agency, or EPA, has exempted the discharge of ballast water and other substances incidental to the normal operation of vessels in ports from Clean Water Act permitting requirements.  However, on March 31, 2005, a U.S. District Court ruled that the EPA exceeded its authority in creating an exemption for ballast water.  On September 18, 2006, the court issued an order invalidating the exemption in EPA’s regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directing EPA to develop a system for regulating all discharges from vessels by that date.  EPA filed a notice of appeal of this decision and, if EPA’s appeals are unsuccessful and the exemption is repealed, we may be subject to Clean Water Act permit requirements that could include ballast water treatment obligations that could increase the cost of operating in the United States.  For example, this could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering waters. On June 21, 2007, the EPA provided notice of its intention to develop a permit program for discharge of ballast water incidental to the normal operations of vessels and solicited comments.

In addition, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires EPA, to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas.  Our vessels that operate in such port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these requirements.  The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas are already equipped with vapor recovery systems that satisfy these requirements. Although a risk exists that new regulations could require significant capital expenditures and otherwise increase our costs, based on the regulations that have been proposed to date, we believe that no material capital expenditures beyond those currently contemplated and no material increase in costs are likely to be required.

The U.S. National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports.  The United States Coast Guard adopted regulations under NISA in July 2004 that impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters.  These requirements can be met by performing mid-ocean ballast exchange, by retaining ballast water on board the ship, or by using environmentally sound alternative ballast water management methods approved by the United States Coast Guard. (However, mid-ocean ballast exchange is mandatory for ships heading to the Great Lakes or Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil). Mid-ocean ballast exchange is the primary method for compliance with the United States Coast Guard regulations, since holding ballast water can prevent ships from performing cargo operations upon arrival in the United States, and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and the Hudson River), provided that they comply with recordkeeping requirements and document the reasons they could not follow the required ballast water management requirements. The United States Coast Guard is developing a proposal to establish ballast water discharge standards, which could set maximum acceptable discharge limits for various invasive species, and/or lead to requirements for active treatment of ballast water.

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

Other Regulations

European Union

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

In 2005, the European Union adopted a directive on ship-source pollution, imposing criminal sanctions for intentional, reckless or negligent pollution discharges by ships.  The directive could result in criminal liability for pollution from vessels in waters of European countries that adopt implementing legislation.  Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facility Security Code, or the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel’s flag state. Among the various requirements are:

•
on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alerts the authorities on shore;

•	the development of vessel security plans;

•	ship identification number to be permanently marked on a vessel’s hull;

•
a continuous synopsis record kept onboard showing a vessel’s history including, name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels that have on board, as of July 1, 2004, a valid ISSC attesting to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by MTSA, SOLAS and the ISPS Code, and our fleet is in compliance with applicable security requirements.

Inspection by Classification Societies

Classification societies certify that the vessel is “in-class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

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

•
Annual Surveys. For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

•
Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

•
Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery, including the electrical plant and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a ship owner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five year cycle. At an owner’s application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Our vessels, which are less than 15 years old are drydocked every 60 months, while vessels which are more than 15 years old are drydocked every 30-36 months for inspection of the underwater parts and for repairs related to the inspection. If any defects are found, the classification surveyor will issue a recommendation which must be rectified by the ship owner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in-class” by a classification society which is a member of the International Association of Classification Societies. All our vessels are certified as being “in-class” by a recognized classification society.

In addition to the classification inspections, many of our customers regularly inspect our vessels as a precondition to chartering them for voyages. We believe that our well-maintained, high-quality vessels provide us with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality.

Risk of loss and insurance

The operation of any ocean-going vessel carries an inherent risk of catastrophic marine disasters and property losses caused by adverse weather conditions, mechanical failures, human error, war, terrorism and other circumstances or events. In addition, the transportation of crude oil is subject to the risk of spills, and business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts. OPA has made liability insurance more expensive for ship owners and operators imposing potentially unlimited liability upon owners, operators and bareboat charterers for oil pollution incidents in the territorial waters of the United States. We believe that our current insurance coverage is adequate to protect us against the principal accident-related risks that we face in the conduct of our business.

Our protection and indemnity insurance, or P&I insurance, covers third-party liabilities and other related expenses from, among other things, injury or death of crew, passengers and other third parties, claims arising from collisions, damage to cargo and other third-party property and pollution arising from oil or other substances. Our current P&I insurance coverage for pollution is the maximum commercially available amount of $1.05 billion per tanker per incident and is provided by mutual protection and indemnity associations. Each of the vessels currently in our fleet is entered in a protection and indemnity association which is a member of the International Group of Protection and Indemnity Mutual Assurance Associations. The 13 protection and indemnity associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Each protection and indemnity association has capped its exposure to this pooling agreement at $4.3 billion. As a member of protection and indemnity associations, which are, in turn, members of the International Group, we are subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations and members of the pool of protection and indemnity associations comprising the International Group.

Our hull and machinery insurance covers actual or constructive total loss from covered risks of collision, fire, heavy weather, grounding and engine failure or damages from same. Our war risk insurance covers risks of confiscation, seizure, capture, vandalism, sabotage and other war-related risks. Our loss-of-hire insurance covers loss of revenue for not less than 90 days resulting from an accident covered by the terms of our hull and machinery insurance for each of our vessels, with a 20 day deductible.

C. ORGANIZATIONAL STRUCTURE

See Exhibit 8.1 for a list of our significant subsidiaries.

D. PROPERTY, PLANT AND EQUIPMENT

The Company’s Vessels

The following table sets forth the fleet that we operate as of February 29, 2008 (including contracted newbuildings not yet delivered):

Vessel	Built	Approximate Dwt.	Construction	Flag	Type of Employment
Tonnage Owned Directly

VLCCs
Antares Voyager	1998	310,000	Double-hull	BA	Bareboat charter
Phoenix Voyager	1999	308,500	Double-hull	BA	Bareboat charter
Hull 2396 (Newbuilding)	2009	297,000	Double-hull	n/a	n/a
Hull 2397 (Newbuilding)	2009	297,000	Double-hull	n/a	n/a
Hull 2419 (Newbuilding)	2010	297,000	Double-hull	n/a	n/a
Hull 2420 (Newbuilding)	2010	297,000	Double-hull	n/a	n/a
Front Shanghai	2006	298,500	Double-hull	HK	Spot market

Suezmax Tankers
Hull 1017 (Newbuilding)	2008	156,000	Double-hull	n/a	n/a
Hull 1018 (Newbuilding)	2009	156,000	Double-hull	n/a	n/a
Hull 1019 (Newbuilding)	2008	156,000	Double-hull	n/a	n/a
Hull 1026 (Newbuilding)	2009	156,000	Double-hull	n/a	n/a
Hull 1056 (Newbuilding)	2010	156,000	Double-hull	n/a	n/a
Hull 1057 (Newbuilding)	2010	156,000	Double-hull	n/a	n/a
Hull 1060 (Newbuilding)	2010	156,000	Double-hull	n/a	n/a

Vessel	Built	Approximate Dwt.	Construction	Flag	Type of Employment
Tonnage Owned Directly

Hull 1061 (Newbuilding)	2010	156,000	Double-hull	n/a	n/a
Front Voyager	1992	155,000	Single-hull	BA	Spot market
Cygnus Voyager	1993	157,000	Double-hull	BA	Bareboat charter
Altair Voyager	1993	136,000	Double-hull	BA	Bareboat charter
Sirius Voyager	1994	156,000	Double-hull	BA	Bareboat charter

Tonnage chartered in from Ship Finance

VLCCs
Front Sabang (*)	1990	286,000	Single-hull	SG	Time charter
Front Highness	1991	284,000	Single-hull	SG	Time charter
Front Lady	1991	284,000	Single-hull	SG	Time charter
Front Lord	1991	284,000	Single-hull	SG	Time charter
Front Duke	1992	284,000	Single-hull	SG	Time charter
Front Duchess	1993	284,000	Single-hull	SG	Spot market
Edinburgh	1993	302,000	Double-side	LIB	Time charter
Front Ace	1993	276,000	Single-hull	LIB	Time charter
Front Vanguard	1998	300,000	Double-hull	MI	Spot market
Front Century	1998	311,000	Double-hull	MI	Time charter
Front Champion	1998	311,000	Double-hull	BA	Spot market
Front Vista	1998	300,000	Double-hull	MI	Spot market
Front Comanche	1999	300,000	Double-hull	FRA	Time charter
Golden Victory	1999	300,000	Double-hull	MI	Time charter
Front Circassia	1999	306,000	Double-hull	MI	Spot market
Front Opalia	1999	302,000	Double-hull	MI	Spot market
Ocana (Ex Front Commerce)	1999	300,000	Double-hull	IoM	Bareboat charter
Front Scilla	2000	303,000	Double-hull	MI	Spot market
Oliva (Ex Ariake)	2001	299,000	Double-hull	IoM	Bareboat charter
Front Serenade	2002	299,000	Double-hull	LIB	Time charter
Otina (Ex Hakata)	2002	298,000	Double-hull	IoM	Bareboat charter
Ondina (Ex Front Stratus)	2002	299,000	Double-hull	IoM	Bareboat charter
Front Falcon	2002	309,000	Double-hull	BA	Spot market
Front Page	2002	299,000	Double-hull	LIB	Time charter
Front Energy	2004	305,000	Double-hull	CYP	Spot market
Front Force	2004	305,000	Double-hull	CYP	Spot market

Suezmax OBO Carriers
Front Breaker	1991	169,000	Double-hull	MI	Time charter
Front Climber	1991	169,000	Double-hull	SG	Time charter
Front Driver	1991	169,000	Double-hull	MI	Time charter
Front Guider	1991	169,000	Double-hull	SG	Time charter
Front Leader	1991	169,000	Double-hull	SG	Time charter
Front Rider	1992	169,000	Double-hull	SG	Time charter
Front Striver	1992	169,000	Double-hull	SG	Time charter
Front Viewer	1992	169,000	Double-hull	SG	Time charter

Suezmax Tankers
Front Pride	1993	150,000	Double-hull	NIS	Spot market
Front Glory	1995	150,000	Double-hull	NIS	Spot market
Front Splendour	1995	150,000	Double-hull	NIS	Spot market

Suezmax Tankers
Front Ardenne	1997	150,000	Double-hull	NIS	Spot market
Front Brabant	1998	150,000	Double-hull	NIS	Spot market
Mindanao	1998	150,000	Double-hull	SG	Spot market

Tonnage chartered in from Third Parties

VLCCs
Front Chief	1999	311,000	Double-hull	BA	Spot market
Front Commander	1999	311,000	Double-hull	BA	Spot market
Front Crown	1999	311,000	Double-hull	BA	Spot market
British Pioneer	1999	307,000	Double-hull	IoM	Bareboat charter
British Pride	2000	307,000	Double-hull	IoM	Bareboat charter
British Progress	2000	307,000	Double-hull	IoM	Bareboat charter
British Purpose	2000	307,000	Double-hull	IoM	Bareboat charter
Front Tina	2000	299,000	Double-hull	LIB	Spot market
Front Commodore	2000	299,000	Double-hull	LIB	Time charter
Front Eagle	2002	309,000	Double-hull	BA	Spot market
Cosglory Lake	2003	299,145	Double-hull	PAN	Spot market
Hampstead	1996	298,000	Double-hull	IoM	Time charter
Kensington	1995	298,000	Double-hull	IoM	Time charter

Suezmax Tankers
Front Warrior	1998	153,000	Double-hull	BA	Spot market
Front Melody	2001	150,000	Double-hull	LIB	Spot market
Front Symphony	2001	150,000	Double-hull	LIB	Time charter
Marble	1992	150,000	Single-hull	MI	Spot market
Nordic Apollo (**)	2003	149,997	Double-hull	MI	Spot market
Nordic Discovery (**)	1998	149,999	Double-hull	NIS	Spot market
Nordic Fighter (**)	1998	149,999	Double-hull	NIS	Spot market
Nordic Hawk (**)	1997	151,475	Double-hull	BA	Spot market
Nordic Hunter (**)	1997	151,400	Double-hull	BA	Spot market
Nordic Saturn (**)	1998	157,332	Double-hull	MI	Spot market

Tonnage under Commercial Management
VLCC
Mayfair	1995	298,405	Double-hull	MI	Time charter
Camden	1995	298,306	Double-hull	MI	Time charter
Songa Chelsea	1995	298,432	Double-hull	MI	Spot market
Bunga Kasturi Dua	2005	300,542	Double-hull	MAL	Spot market
Universal Queen	2005	309,373	Double-hull	PAN	Spot market

Aframax
Sea Leopard	1990	94,993	Double-hull	MI	Time charter

(*) In March 2008, we agreed with Ship Finance to terminate the long term charter party between the companies for Front Sabang and Ship Finance and simultaneously sold the vessel with expected delivery to the buyers in the second quarter of 2008.

(**) Vessel is chartered in on a floating time charter.

Our chartered in fleet is contracted to us under leasing arrangements with fixed terms of between eight and twenty four years. Lessors have options to extend nine of these leases by up to an additional five years from expiry of the initial fixed term.  We have fixed purchase price options to buy nine of these vessels at certain future dates and the lessors have fixed options to sell nine of these vessels to us at the end of the lease period.  Four of the lease agreements may not be terminated by us without the agreement of the end-user of the vessel.

Key to Flags:

BA – Bahamas, IoM – Isle of Man, LIB - Liberia, MAL – Malta, NIS - Norwegian International Ship Register, PAN – Panama,  SG - Singapore, FRA – France, MI – Marshall Islands, CYP – Cyprus, HK – Hong Kong.

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

None

ITEM 5.                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following discussion should be read in conjunction with Item 3 “Selected Financial Data”, Item 4 “Information on the Company” and our audited Consolidated Financial Statements and Notes thereto included herein.

Our principal focus and expertise is the transportation of crude oil and oil product cargoes for major integrated oil companies and other customers. As of December 31, 2007, our tanker fleet consisted of 29 VLCCs, four VLCC newbuilding contracts and 24 Suezmax tankers, of which eight are Suezmax OBOs and eight Suezmax newbuilding contracts. We also charter in thirteen modern VLCCs from third parties. A full fleet list is provided in Item 4.D. “Information on the Company” showing the vessels that we currently own and charter in.

Fleet Changes

Refer to Item 4 for discussion on acquisitions and disposals of vessels. A summary of our fleet changes for the years ended December 31, 2007, 2006 and 2005 is as follows:

	2007	2006	2005
VLCCs
At start of period	41	43	38
Acquisitions	2	2	5
Dispositions	1	4	—
At end of period	42	41	43

VLCCs owned by equity investees
At start of period	—	—	1
Acquisitions	—	—	—
Dispositions	—	—	1
At end of period	—	—	—

	2007	2006	2005

Suezmax
At start of period	23	23	28
Acquisitions	—	—	—
Dispositions	7	—	5
At end of period	16	23	23

Suezmax OBOs
At start and end of period	8	8	8

Aframax
At start of period	1	—	—
Acquisitions	—	1	—
Dispositions	1	—	—
At end of period	—	1	—

Drybulk
At start of period	—	—	1
Dispositions	—	—	1
At end of period	—	—	—

Total fleet
At start of period	73	74	76
Acquisitions	2	3	5
Dispositions	9	4	7
At end of period	66	73	74

Summary of Fleet Employment

As discussed below, our vessels are operated under time charters, bareboat charters, voyage charters, pool arrangements and COAs.

	As of December 31,
	2007		2006		2005
	Number of vessels	Percentage of fleet	Number of vessels	Percentage of fleet	Number of vessels	Percentage of fleet
VLCCs
Spot or pool	17	40%	18	44%	29	67%
Time charter	15	36%	13	32%	9	21%
Bareboat charter	10	24%	10	24%	5	12%
Total	42	100%	41	100%	43	100%

Suezmax
Spot or pool	12	75%	16	70%	22	96%
Time charter	1	6%	3	13%	1	4%
Bareboat charter	3	19%	3	13%	—	—
Under Conversion	—	—	1	4%	—	—
Total	16	100%	23	100%	23	100%

Aframax
Under Conversion	—	—	1	100%	—	—
Total	—	—	1	100%	—	—

	As of December 31,
	2007		2006		2005
	Number of vessels	Percentage of fleet	Number of vessels	Percentage of fleet	Number of vessels	Percentage of fleet

Suezmax OBOs
Time charter	8	100%	8	100%	8	100%
Total	8	100%	8	100%	8	100%

Total fleet
Spot or pool	29	44%	34	47%	51	69%
Time charter	24	36%	24	32%	18	24%
Bareboat charter	13	20%	13	18%	5	7%
Under Conversion	—	—	2	3%	—	—
Total	66	100%	73	100%	74	100%

Market Overview and Trend Information

In the beginning of 2007, the daily TCE was approximately $47,000 for VLCCs and approximately $70,700 for the Suezmaxes. The VLCC segment strengthened in the first quarter of 2007 from weakness at the end of 2006, while the Suezmax segment was weak in the first quarter of 2007. A strike at Lavera, France, in late March, delayed a large number of Suezmaxes from discharging their respective cargoes, which caused Suezmax earnings to spike. VLCC earnings increased but not to the same extent as the Suezmaxes. Ultimately, the earnings for both VLCCs and Suezmaxes gradually declined throughout the second and third quarters of 2007. The primary reasons for the decline can be attributed to reduced global oil production in the summer months, the price structure on oil turning from contango to backwardation, which initiated a significant draw on crude stocks worldwide. Volatility, the trademark of these tanker segments, disappeared until the sharp increase in VLCC rates in mid-November.

This sharp increase in VLCC rates was created in part by the discounting of crude prices by Saudi Aramco in late November to mainly U.S. refiners. This resulted in the increased demand for VLCCs between the last week in November and the third week in December, and had the effect of upsetting the balance of supply and demand in owners’ favor, which resulted in increased rates which shipowners successfully exploited. Additionally, the market was not hurt by the December oil spill caused by a Chinese owned single hull vessel off the coast of South Korea. Another important factor which contributed to the increase in rates was the joint decision by several major owners to reduce laden and ballast speeds in order to save bunkers and reduce costs. In a low demand market when bunkers cost as much as an additional $50,000 per day, the reduction of speed from 15 to 12 knots saved an estimated $20,000 per day and reduced the overall ‘market capacity’ by approximately 10%.

The increased number of VLCCs marked for conversions also contributed to the increase in rates. At the end of 2007, it is estimated that somewhere between 10 and 15 units had been removed from the market, reducing single hull availability in locations such as the Arabian Gulf.

Vessels have, in connection with the increased rates and volatility towards the end of the year been fixed on more speculative short-term time charters than we have seen in the past. According to Clarksons, the average TCE for the year was approximately $57,000 per day for a double hulled VLCC and approximately $44,800 per day for a double hulled Suezmax.

The current trend is for oil majors to avoid employing single hull tonnage when transporting persistent oils because non-single hull vessels are less likely to be inspected. Oil traders with crude or fuel oil cargoes often require double hull tonnage in order to have full flexibility regarding cargo delivery. Thus, single hull ships are no longer able to trade to their full capacity compared to the double hull vessels. This implies a further gap in the already existing ’two tier market’ between the double and the single hull vessels.

Bunker prices followed the price fluctuations in the oil market closely in 2007 with Fujairah’s lowest bunker quote for the year set early January at $256 per metric ton and the highest set early November at $513 per metric ton. The average bunker price in 2007 was estimated to be approximately $374 per metric ton.

It was reported by the International Energy Agency, or IEA, in March 2008 that average OPEC Oil production, including Iraq but not Angola, was approximately 29.1 million barrels per day during 2007, a 0.7 million barrel per day decrease from 2006. Saudi Arabia and Venezuela contributed the most to the reduced crude oil productions by approximately 0.65 million barrels per day while Iran and Iraq offset this to a certain degree with increased production by approximately 0.26 million barrels per day. The balance stems from minor changes in all remaining OPEC countries. On December 1, 2007, the Republic of Ecuador became the thirteenth member of OPEC and thereby rejoined the Organization after an absence of a decade and a half. The inclusion of the Republic of Ecuador could strengthen the capability of OPEC in fulfilling its objectives and help to further stabilize the market.

OPEC-12 and Iraq are expected to reach a production capacity of 35.8 million barrels per day in 2008 according to IEA. Production could accelerate in 2008 as capacity at the start of the year was at 32 million barrels per day. The growth is expected to be heavily skewed towards Saudi Arabia, Nigeria and UAE together accounting for approximately 75% of the net increase.

The IEA further estimates that the average world oil demand was 85.8 million barrels per day in 2007, a 1.1% increase from 2006. For 2008 a 2.0% or 1.7 million barrels per day growth is forecasted in world oil demand with China, Latin America and the Middle East as the main drivers.

The International Monetary Fund, or IMF, expect global growth to moderate to 4.1% in 2008, 0.8 % lower than in 2007 according to their February 2008 update. In the United States, growth is expected to come down to 1.5% this year, from 2.2% in 2007. Growth is also expected to ease in Europe, Japan and in emerging markets and developing countries. China’s growth is projected to remain rapid in 2008, albeit a little below the torrid pace in 2007 of 11.4%.

The total Suezmax fleet increased by 2.4% in 2007 to 348 vessels according to Fearnleys’ Fleet Update from December 31, 2007. The report furthermore states that a total of 25 new vessels were delivered to owners during 2007 while 37 new orders were made. The total order book amounted to 134 vessels at the end of the year which represented approximately 38% of the existing fleet. Half the order book is set to be delivered in 2009.

The total VLCC fleet increased by 1.9% in 2007 to 489 vessels with a total of 28 new vessels delivered to owners during 2007 with 28 new orders made. The total order book amounted to 176 vessels at the end of the year, which represented approximately 36% of the existing fleet.

Industry sources expect 40 VLCCs and 19 Suezmaxes to be delivered from shipyards during 2008.

We believe it is likely that more tankers will be either converted or scrapped compared to recent years. Frontline estimates that approximately 40 VLCCs will be converted for non-trading purposes in 2008, approximately 90% to VLOC and the balance to FSO/FPSO. It is also likely that parts of the order book will be delayed as a function of the uncertainty of the delivery schedule for several yards due to financing issues. It is expected that these elements together will cushion the fleet growth.

Accounting Changes

In December 2003 we implemented the provisions of FIN 46.  The effect of our implementation of FIN 46 was to require consolidation of certain entities in which we held interests but which had not previously been consolidated.  This resulted in us recording a cumulative effect of a change in accounting principle of $33.7 million effective December 31, 2003.

With effect from December 2003, the IMO implemented new regulations that result in the accelerated phase-out of single hull vessels. As a result of this, we have re-evaluated the estimated useful life of our single hull vessels and determined this to be either 25 years or the vessel’s anniversary date in 2015 whichever comes first. As a result, the estimated useful lives of fourteen of our wholly owned vessels and two vessels owned by associated companies were reduced in the fourth quarter of 2003. A change in accounting estimate was recognized to reflect this decision, resulting in an increase in depreciation expense and consequently decreasing net income by $1.3 million and basic and diluted earnings per share by $0.02, for 2003.

Following the dividend of most of our remaining interest in Ship Finance on March 22, 2007, we re-evaluated the basis of our consolidation of Ship Finance under FIN 46(R) and determined that consolidation of Ship Finance and its subsidiaries was no longer appropriate and that the vessels chartered in from Ship Finance should be accounted for as assets held under capital leases. A summary of the major changes to the financial statements is as follows;

•	Vessels leased from Ship Finance, which were previously reported as wholly owned are reported as vessels held under capital lease.

•	Capital lease obligations with Ship Finance, which were previously eliminated on consolidation are reported as liabilities with the related interest recorded in the income statement.

•	Debt incurred by Ship Finance, which was previously reported as debt of the Company is no longer reported.

•	Derivative instruments held by Ship Finance are no longer reported.

•	Minority interest expense relating to Ship Finance is no longer reported.

•	Profit share expense relating to amounts due to Ship Finance is shown in the income statement.

•	Results from Ship Finance’s container ships, jack-up rigs and Panamax vessels are no longer reported in the Company’s consolidated results

Discontinued Operations

In November 2004, we established Golden Ocean as a wholly owned subsidiary in Bermuda for the purpose of transferring, by way of contribution, certain dry bulk shipping interests. We will not have any significant continuing involvement in these dry bulk operations and as a result, the financial results from our dry bulk operations transferred to Golden Ocean have been reported under “discontinued operations” for 2004 and 2003. We have accounted for the spin off of Golden Ocean at fair value and have recorded a gain of $99.5 million in the year ended December 31, 2004.

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

As a result of the spin off of Ship Finance in March 2007, we disposed of the container vessel and rig operations of Ship Finance. These operations have been recorded as discontinued operations in 2007 and 2006. The results of the container vessels have also been recorded as discontinued operations in 2005.

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

Management believes that the following accounting policies are the most critical in fully understanding and evaluating our reported financial results as they require a higher degree of judgment in their application resulting from the need to make estimates about the effect of matters that are inherently uncertain. See Note 2 to our audited Consolidated Financial Statements included herein for details of all of our material accounting policies.

Revenue Recognition

Revenues are generated from freight billings, time charter and bareboat charter hires. Time charter and bareboat charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter the revenues and associated voyage costs are recognized rateably over the estimated duration of the voyage, which is measured from completion of discharge to completion of discharge. Voyage revenues and expenses are recognized ratably over the estimated length of each voyage and, therefore, are allocated between reporting periods based on the relative transit time in each period. The impact of recognizing voyage expenses ratably over the length of each voyage is not materially different on a quarterly and annual basis from a method of recognizing such costs as incurred. Probable losses on voyages are provided for in full at the time such losses can be estimated. Amounts receivable or payable arising from profit sharing arrangements are accrued based on the estimated results of the voyage recorded as at the reporting date. Profit share income represents vessel earnings earned by the Company’s customers in excess of market rates. Profit share expense represents amounts due to Ship Finance based on 20% of the excess of vessel revenues earned by the Company over the base hire paid to Ship Finance for chartering in the vessels.

Revenues and voyage expenses of the vessels operating in pool arrangements are pooled and the resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula.  Formulae used to allocate net pool revenues vary among different pools but generally allocate revenues to pool participants on the basis of the number of days a vessel operates in the pool with weighting adjustments made to reflect vessels’ differing capacities and performance capabilities.  The same revenue and expenses principles stated above are applied in determining the pool’s net pool revenues.  Certain pools are responsible for paying voyage expenses and distribute net pool revenues to the participants.  We account for the net pool revenues allocated by these pools as “pool revenues” which are included in voyage revenues in our statements of operations.  Certain pools require the participants to pay and account for voyage expenses, and distribute gross pool revenues to the participants such that the participants’ resulting net pool revenues are equal to net pool revenues calculated according to the agreed formula.  We account for gross pool revenues allocated by these pools as “pool revenues” which are included in voyage revenues in our statements of operations.

Vessels and equipment

The cost of the vessels less estimated residual value is depreciated on a straight-line basis over the vessels’ estimated remaining economic useful lives. The estimated economic useful life of the Company’s double hull vessels is 25 years and for single hull vessels is either 25 years or the vessel’s anniversary date in 2015, whichever comes first. Other equipment is depreciated over its estimated remaining useful life, which approximates five years.

Vessels and equipment under capital lease

The Company charters in certain vessels under agreements that are classified as capital leases. Depreciation of vessels under capital lease is included within depreciation and amortisation expense in the consolidated statement of operations. Vessels under capital lease are depreciated on a straight-line basis over the vessels’ remaining economic useful lives or on a straight-line basis over the term of the lease. The method applied is determined by the criteria by which the lease has been assessed to be a capital lease.

Variable Interest Entities

A variable interest entity is a legal entity that lacks either (a) equity interest holders as a group that lack the characteristics of a controlling financial interest, including: decision making ability and an interest in the entity’s residual risks and rewards or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support. FIN 46 requires a variable interest entity to be consolidated if any of its interest holders are entitled to a majority of the entity’s residual return or are exposed to a majority of its expected losses.

In applying the provisions of Interpretation 46, we must make assumptions in respect of, but not limited to, the sufficiency of the equity investment in the underlying entity. These assumptions include assumptions about the future revenues, operating costs and estimated economic useful lives of assets of the underlying entity.

We initially applied the provisions of Interpretation 46 to all special purpose entities and other entities created after January 31, 2003 on December 31, 2003. We initially applied its provisions to entities that are not considered to be special purpose entities that were created before January 31, 2003 as of March 31, 2004. The impact on the results of operations and financial position of the Company is explained above in “Accounting Changes”.

Leases

Leases are classified as either capital leases or operating leases based on an assessment of the terms of the lease.  Classification of leases involves the use of estimates or assumptions about fair values of leased vessels, expected future values of vessels and, if lessor’s rates of return are not known, lessee’s cost of capital.  We generally base our estimates of fair value on the average of three independent broker valuations of a vessel.  Our estimates of expected future values of vessels are based on current fair values amortized in accordance with our standard depreciation policy for owned vessels.  Lessee’s cost of capital is estimated using an average which includes estimated return on equity and estimated incremental borrowing cost.  The classification of leases in our accounts as either capital leases or operating leases is sensitive to changes in these underlying estimates and assumptions.

Factors Affecting our Results

The principal factors which affect our results of operations and financial position include:

•	the earnings of our vessels in the charter market;

•	gains from the sale of assets;

•	vessel operating expenses;

•	profit share expense;

•	administrative expenses;

•	depreciation;

•	interest expense;

We have derived our earnings from bareboat charters, time charters, voyage charters, pool arrangements and contracts of affreightment.

As of December 31, 2007 2006 and 2005, 28, 34 and 51, respectively, of our vessels operated in the voyage charter market. The tanker industry has historically been highly cyclical, experiencing volatility in profitability, vessel values and freight rates. In particular, freight and charter rates are strongly influenced by the supply of tanker vessels and the demand for oil transportation services.

Gains from the sale of assets relates to gains from the sale of vessels and marketable securities and payments received on the termination of leases.

Operating costs are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, drydockings, lubricating oils and insurance.

Profit share expense relates to the vessels amounts due to Ship Finance based on 20% of the excess of vessel revenues earned by the Company over the base hire paid to Ship Finance for chartering in the vessels.

Administrative expenses are composed of general corporate overhead expenses, including personnel costs, property costs, legal and professional fees and other general administrative expenses. Personnel costs include, among other things, salaries, pension costs, fringe benefits, travel costs and health insurance.

Depreciation, or the periodic cost charged to our income for the reduction in usefulness and long-term value of our vessels, is also related to the number of vessels we own or lease. We depreciate the cost of vessels we own, less their estimated residual value, over their estimated useful life on a straight-line basis. We depreciate the cost of vessels held under capital lease over the term of the lease. No charge is made for depreciation of vessels under construction until they are delivered.

Interest expense relates to vessel specific debt facilities, corporate debt and capital leases. Interest expense depends on our overall borrowing levels and may significantly increase when we acquire vessels or on the delivery of newbuildings. Interest incurred during the construction of a newbuilding is capitalized in the cost of the newbuilding. Interest expense may also change with prevailing interest rates, although the effect of these changes may be reduced by interest rate swaps or other derivative instruments.

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

Year ended December 31, 2007 compared with the year ended December 31, 2006

Total operating revenues and voyage expenses and commission

	Year ended December 31,		Change
(in thousands of $)	2007	2006	$	%
Voyage charter revenues	801,546	1,114,531	(312,985)	(28)
Time charter revenues	432,813	352,575	80,238	23
Bareboat charter revenues	57,052	85,969	(28,917)	(34)
Other income	8,516	5,294	3,222	61
Total operating revenues	1,299,927	1,558,369	(258,442)	(17)

Our vessels are operated under time charters, bareboat charters, voyage charters, pool arrangements and contracts of affreightment, or COAs. Under a time charter, the charterer pays substantially all of the vessel voyage costs which are primarily fuel and port charges. Under a bareboat charter the charterer pays substantially all of the vessel voyage and operating costs. Under a voyage charter, the vessel owner pays such costs. Under contracts of affreightment, the owner carries an agreed upon quantity of cargo over a specified route and time period. Accordingly, charter income from a voyage charter would be greater than that from an equally profitable time charter to take account of the owner’s payment of vessel voyage costs, and charter income from a bareboat charter would be lower than that from an equally profitable time charter, to take account of the charterer’s payment of vessel operating costs.

Total operating revenues decreased in 2007 primarily because of a decrease in voyage charter revenues. Voyage charter revenues decreased primarily due to the following reasons:

•	A reduction in trading days due to the sale of three vessels in 2006 and three vessels in 2007, which resulted in a decrease of $68.4 million in 2007.

•	Switching the employment of four VLCCs from the spot voyage market to time charters in the second quarter of 2006 resulted in a decrease of $49.2 million in 2007.

•	The Aframax Front Puffin stopped trading at the end of 2006 when conversion into an FPSO commenced. Front Puffin spot voyage revenue in 2006 was $2.8 million.

•
The sale of a single hull Suezmax in March 2007 and the delivery of three single hull Suezmaxes to shipyards for conversion to heavy lift vessels during 2007. The single hull Suezmax Front Sunda was delivered for conversion in 2006. These transactions resulted in a decrease in spot voyage revenues of $33.0 million.

•
During 2007, seven vessels (three Suezmax double hulls, one Suezmax single hull and three VLCC double hulls) changed employment from spot voyage to time charter resulting in a decrease in voyage charter revenues of $71.2 million.

•
TCE rates decreased in 2007 compared to 2006 contributing to a general decrease in voyage charter revenues.  The TCE earned in 2007 for our double hull Suezmaxes was approximately $41,100 compared to $49,900 in 2006 and single hull Suezmax average daily rate earned in 2007 was $22,900 compared to $29,100 in 2006.  The average daily rate earned for our double hull VLCCs in 2007 was $48,200 compared to $67,600 in 2006 and the single hull VLCC average daily rate earned in 2007 was $37,600 compared to $54,100 in 2006. The rates earned highlight a continuing differential in market rates for single and double hull vessels.

Time charter revenues have increased primarily due to the following reasons:

•	Our OBO’s were fixed on new time charters with higher prevailing rates resulting in an increase in revenues of $25.0 million.

•	During 2007, we chartered in two VLCCs and subsequently chartered these vessels out on time charters which contributed to an increase in revenues of $17.6 million.

•
Two VLCCs which were previously employed on bareboat charters and four VLCCs which were previously employed on spot voyages began time charters during the first six months of 2006 resulting in an increase in time charter revenues of $20.4 million.  The earnings on these time charters are based on the vessels’ actual earnings by the charterer.

•	During the year, seven vessels changed employment from spot voyage to time charter resulting in an increase in time charter revenues of $25.2 million.

Bareboat charter revenues have decreased primarily due to the change in employment of four vessels during 2006 to voyage and time charter. We also sold a vessel in 2006 that was previously employed on a bareboat charter.

Voyage charter revenues include pool revenues. Certain pools are responsible for paying voyage expenses and distribute net pool revenues to the participants while other pools require the participants to pay and account for voyage expenses, and distribute gross pool revenues to the participants such that the participants’ resulting net pool revenues are equal to net pool revenues calculated according to the agreed formula. Our pool earnings in 2007 allocated on a gross basis were $34.4 million (2006: 131.1 million).

In order to compare vessels trading under different types of charters, it is standard industry practice to measure the revenue performance of a vessel in terms of time charter equivalent revenue, or TCE. Total TCE is the sum of time charter, voyage charter and bareboat charter revenues, less voyage expenses. Total TCE, which is not covered by generally accepted accounting principles, or GAAP, provides more meaningful information to us than total operating revenues, the most directly comparable GAAP measure. Average daily TCEs are also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages. Other companies may calculate TCE using a different method. A summary of average time charter equivalent earnings per day for our fleet is as follows:

(in $ per day)	2007	2006	2005	2004	2003
VLCC	45,700	56,800	57,400	78,000	42,300
Suezmax	33,000	37,800	40,300	57,900	33,900
Suezmax OBO	39,700	31,700	34,900	27,900	31,900

Gain on sale of assets

	Year ended December 31,		Change
(in thousands of $)	2007	2006	$	%
Gain on sale of assets	118,168	95,655	22,513	24

The gain on sale of assets in 2007 comprises gains of $21.3 million and $6.2 million from the sale of the single hull vessels Front Transporter and Front Horizon, respectively, a gain $60.7 million from the delivery of two converted heavylift vessels and gains of $13.3 million and $16.6 million resulting from the termination of the long-term charter party agreements for Front Vanadis and Front Birch, respectively.

The gain on sale of assets in 2006 includes gains of $11.0 million, $58.9 million and $14.3 million relating to the sales of Golden Stream, Front Beijing and Front Tobago, respectively. In addition, the Company sold two newbuilding contracts for a profit of $9.8 million

Ship operating expenses

	Year ended December 31,		Change
(in thousands of $)	2007	2006	$	%
Suezmax OBO	24,064	32,111	(8,047)	(25)
Suezmax	52,642	63,068	(10,426)	(17)
VLCC	119,552	97,274	22,278	23
Aframax	-	2,182	(2,182)	(100)
	196,258	194,635	1,623	1

Ship operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, drydockings, lubricating oils and insurance.

OBO operating costs have decreased primarily as a result of drydocking related costs. In 2007, one OBO was drydocked compared with six OBOs in 2006 resulting in an overall decrease in drydocking, repairs and maintenance and spares of $8.2 million.

Suezmax operating costs have decreased primarily as a result of the following:

•
In 2007, five Suezmaxes (two single hull and three double hull) were drydocked compared with seven Suezmaxes (five single hulls and two double hulls) in 2006 which resulted in a decrease of $7.5 million in drydock related expenses.

•
We sold a single hull Suezmax in March 2007 and delivered three single hull Suezmaxes to shipyards for conversion to heavy lift vessels during 2007. All of these vessels reported a full year’s operating expenses in 2006 which resulted in a decrease of $4.0 million in 2007. The single hull Suezmax Front Sunda was delivered for conversion in 2006 resulting in a decrease in operating costs of $2.1 million in 2007.

VLCC operating costs have increased primarily as a result of the following:

•
In 2007, nine VLCCs were drydocked (six double hulls and three single hulls) compared to six in 2006 (three double hulls and three single hulls). Operating costs for the vessels drydocked in 2007 increased by $22.7 million of which, $15.1 million relates to single hull vessels and $7.6 million relates to double hull vessels. This increase is partially offset by a decrease in operating costs of $9.5 million for vessels drydocked in 2006.

•
In early 2006, four vessels that were on bareboat charters were redelivered and subsequently chartered out on time charters which contributed to an increase in operating expenses of $3.3 million in 2007.

•	One VLCC was delivered in the third quarter of 2006 resulting in an increase in costs of $1.5 million in 2007.

•
We sold three VLCCs during 2006 which has resulted in a decrease in operating costs of $5.3 million. We sold another VLCC in June 2007 which has resulted in only six months of operating costs being reported in 2007 compared to a full year in 2006 which contributed to a $1.3 million decrease in operating costs

In 2006, we purchased an Aframax vessel, Front Puffin, which commenced conversion to an FPSO vessel in the fourth quarter of 2006. We subsequently sold our FPSO activities in 2007 and therefore no longer report any associated operating costs.

Profit share expense

	Year ended December 31,		Change
(in thousands of $)	2007	2006	$	%
Profit share expense	37,279	—	37,279	—

Profit share expense relates to the vessels leased from Ship Finance and is calculated as 20% of TCE in excess of daily base charter hire. Profit share expense of $37.3 million recorded in the income statement excludes $15.2 million relating to the first quarter, which was eliminated on consolidation of Ship Finance. The full amount of profit share expense in 2006 of $78.9 million was eliminated on consolidation. The decrease compared in 2007 compared with 2006 was due to the lower TCE rates as described above.

Charterhire expenses

	Year ended December 31,		Change
(in thousands of $)	2007	2006	$	%
Charterhire expenses	56,868	24,923	31,945	128

Number of vessels chartered in and accounted for as operating leases:	2007	2006
VLCC	3	1
Suezmax	6	1
	9	2

The increase in charterhire expense in 2007 is due to nine vessels under operating lease in 2007 compared to two vessels under operating lease in 2006.

Administrative expenses

	Year ended December 31,		Change
(in thousands of $)	2007	2006	$	%
Administrative expenses	36,410	32,143	4,267	13

The increase in administrative expenses in 2007 compared to 2006 is primarily due to an increase of $6.4 million in salary costs as the result of an increase in total employees and performance related bonuses, which has been offset by a reduction in audit costs and other professional fees following the implementation of the requirements of the Sarbanes-Oxley Act of 2002 in 2006.

Interest income

	Year ended December 31,		Change
(in thousands of $)	2007	2006	$	%
Interest income	54,316	47,612	6,704	14

Interest income has increased primarily as a result of an increase in average cash balances held during the year resulting from the sale of investments and vessels, which has been offset by a decrease in interest rates.

Interest expense

	Year ended December 31,		Change
(in thousands of $)	2007	2006	$	%
Interest expense	204,535	200,396	4,139	2

The Company no longer consolidates the results of Ship Finance from the end of March 2007 and as a result the bank interest expense incurred by Ship Finance has significantly decreased. This decrease in bank interest has been offset by an increase in lease interest expense. This lease interest expense was eliminated in the first quarter of 2007.

Equity earnings of unconsolidated subsidiaries and associated companies

	Year ended December 31,		Change
(in thousands of $)	2007	2006	$	%
Share of results of associated companies	573	1,118	(545)	(49)

As of December 31, 2007, we account for five investees (2006: seven) under the equity method. During 2007, we sold our entire investment in International Maritime Exchange ASA (“IMAREX”) resulting in a gain of $41.9 million, which has been reported in gain on sale of securities. As a result of the deconsolidation of Ship Finance, Front Shadow is no longer reported by the Company.

Other

	Year ended December 31,		Change
(in thousands of $)	2007	2006	$	%
Foreign currency exchange gains	3,312	1,056	2,256	214
Mark to market adjustments for financial derivatives	3,541	(2,735)	6,276	—
Gains and losses from freight forward agreements	(11)	(8,162)	(8,151)	—
Dividends received	533	13,317	(12,784)	—
Gain on sale of securities	122,120	9,782	112,338	—
Other financial items, net	4,951	(3,663)	8,614	—

The favorable movement in marked to market adjustments relates primarily to interest rate swaps held by Ship Finance.

Dividend income in 2006 was primarily dividends received on the shares of General Maritime Corporation, or Genmar, that we held.

The gain on sale of securities in 2007 comprises the gains arising on the sale of our remaining shares in Dockwise, IMAREX and Sea Production of $48.7 million, $41.9 million and $31.2 million, respectively. The 2006 gain on sale of securities represents the gain on sale of the remainder of our holding in General Maritime shares.

Minority interest

Minority interest represents minority investors’ interests in the net income of Ship Finance for the first quarter of 2007 based on the 88.9% of the shares of Ship finance held by the minority investors. There is no minority interest expense after March 31, 2007 as we no longer consolidate the results of Ship Finance. The minority interest expense in 2006 is also based on 88.9% but is for the full year.

Gain on issuance of shares by associate

	Year ended December 31,		Change
(in thousands of $)	2007	2006	$	%
Gain on issuance of shares by associate	83,566	—	83,566	—

The gain on issuance of shares comprises a gain on the issuance of shares in Sea Production of $39.8 million and a gain on the issuance of shares in Sealift of $43.7 million in connection with the business combination with Dockwise. Based on the information currently available to us, we do not expect to record any gains on the issuance of shares by associates in 2008.

Discontinued operations

	Year ended December 31,		Change
(in thousands of $)	2007	2006	$	%
Discontinued operations	5,442	13,514	(8,072)	(60)

Discontinued operations in 2007 and 2006 are the results of the containerships and jack up rig of Ship Finance. We no longer consolidate the results of Ship Finance following the spin off in March 2007.

Year ended December 31, 2006 compared with the year ended December 31, 2005

Total operating revenues and voyage expenses and commission

	Year ended December 31,		Change
(in thousands of $)	2006	2005	$	%
Voyage charter revenues	1,114,531	1,152,245	(37,714)	(3)
Time charter revenues	352,575	197,291	155,284	79
Bareboat charter revenues	85,969	142,562	(56,593)	(40)
Other income	5,294	3,877	1,417	37
Total operating revenues	1,558,369	1,495,975	62,394	4

Total operating revenues were relatively stable between 2005 and 2006 due to similar market conditions. During 2006 there was a change in fleet employment from the spot market to the time charter market in order to reduce exposure to the spot market, especially in the case of non-double hull vessels. The change in fleet employment has resulted in an increase in total time charter revenues and a decrease in voyage charter revenues. See the table above “Summary of Fleet Employment” for more details of our fleet employment during 2006.  Bareboat charter revenues declined due to the redelivery from bareboat charters of four vessels in the first and second quarters of 2006.

Voyage charter revenues include pool revenues. Certain pools are responsible for paying voyage expenses and distribute net pool revenues to the participants while other pools require the participants to pay and account for voyage expenses, and distribute gross pool revenues to the participants such that the participants’ resulting net pool revenues are equal to net pool revenues calculated according to the agreed formula. An analysis of our pool revenues included in voyage revenues is as follows:

(in thousands of $)	2006	2005
Pool earnings allocated on gross basis	131,099	128,726
Pool earnings allocated on net basis	—	25,015
Total pool earnings	131,099	153,741

Ship operating expenses

	Year ended December 31,		Change
(in thousands of $)	2006	2005	$	%
Suezmax OBO	32,111	17,658	14,453	82
Suezmax	63,068	53,935	9,133	17
VLCC	97,274	75,931	21,343	28
Aframax	2,182	—	2,182	—
	194,635	147,524	47,111	32

Ship operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, drydockings, lubricating oils and insurance. Overall, ship operating expenses have increased in 2006 compared with 2005 due to fleet changes and increased drydockings.

Major movements between 2006 and 2005 are as follows:

•	An increase in drydockings during the year from 10 vessels in 2005 to 19 vessels in 2006. This resulted in an operating expense increase of $27.8 million.

•	Costs associated with the newly acquired Aframax vessel Front Puffin were $2.1 million before we started the conversion of this vessel to an FPSO vessel.

•	Increased commercial management fees of $3.4 million in relation to certain charters beginning in 2006.

•	General increase of $15.9 million due to vessels acquired and delivered from bareboat during 2006.

•	Vessel sales did not result in a significant decline in ship operating expenses due to vessels sold during the year being primarily bareboat vessels.

Charterhire expenses

	Year ended December 31,		Change
(in thousands of $)	2006	2005	$	%
Charterhire expenses	24,923	11,711	13,212	113

Number of vessels chartered in and accounted for as operating leases:	2006	2005
VLCC	1	—
Suezmax	1	1
	2	1
The increase in charterhire expense in 2006 is due to two vessels under operating lease in 2006 compared to one vessel under operating lease in 2005.

Administrative expenses

	Year ended December 31,		Change
(in thousands of $)	2006	2005	$	%
Administrative expenses	32,143	21,049	11,094	53

The increase in administrative expenses in 2006 compared to 2005 is primarily due to the following items:

•	$6.0 million due to increased salary costs as the result of an increase in total employees and performance related bonuses,

•	$3.4 million due to an increase in professional fees in relation to corporate transactions and Sarbanes-Oxley section 404 compliance,

•	$0.3 million due to increased rent costs, and

•	$0.7 million due to increased travel costs.

Interest income

	Year ended December 31,		Change
(in thousands of $)	2006	2005	$	%
Interest income	47,612	40,840	6,772	17

Interest income has increased primarily as a result of an increase in interest earned on bank deposits due to a combination of increased interest rates and an increase in average cash balances held.

Interest expense

	Year ended December 31,		Change
(in thousands of $)	2006	2005	$	%
Interest expense	200,396	205,937	(5,541)	(3)

Interest expense increased in 2006 compared to 2005 due to rising LIBOR rates on a relatively stable average debt balance. This was partially offset by favorable movements in Ship Finance’s interest rate swaps and lower amortization of deferred charges. In 2005, we had high amortization of deferred charges due to write offs as a result of repayment of debt on vessels sold during the year and the repurchase of Ship Finance 8.5% Senior Notes.

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

Our foreign currency exchange gains are principally due to forward currency exchange contracts which are denominated in Yen. As of December 31, 2005 we were party to five Yen denominated forward currency exchange contracts with a notional principal of ¥ 8.7 billion. In the year ended December 31, 2005, we recorded realized gains of $16.7 million in relation to these forward currency exchange contracts. The gains were due to the weakening of the Yen against the U.S. Dollar. All of our Yen denominated forward currency exchange contracts expired during the fourth quarter of 2006.  The gain on these contracts during 2006 was much lower than 2005 due to less movement in the Yen against the U.S. dollar.

Other

	Year ended December 31,		Change
(in thousands of $)	2006	2005	$	%
Mark to market adjustments for financial derivatives	(2,735)	16,068	(18,803)	(117)
Gains and losses from freight forward agreements	(8,162)	(1,569)	(6,593)	(420)
Dividends received	13,317	1,540	11,777	765
Gain on sale of securities	9,782	28,035	(18,253)	(65)
Other financial items, net	(3,663)	1,756	(5,419)	(309)

The unfavorable movement in market to market adjustments relates primarily to interest rate swaps held by Ship Finance and is due to new interest rate swaps fixing interest at a higher rate in 2006.

Dividend income in 2006 was primarily dividends received on the shares of Genmar that we held.

The 2005 gain on sale of securities represents the gain on sale of Golden Ocean and Genmar shares. The 2006 gain on sale of securities represents the gain on sale of the remainder of our holding in General Maritime shares.

Minority interest

Minority interest represents minority investors’ interests in the net income of Ship Finance. As of December 31, 2006 minority investors owned 88.9% (2005: 83.83%) of the shares of Ship Finance.

 Recent accounting pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard No. 157, Fair Value Measurements (“FAS 157”). FAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and expands on required disclosures about fair value measurement under other accounting pronouncements that require or permit fair value measurements. Accordingly, this statement does not require any new fair value measurements. FAS 157 is effective for fiscal years beginning after December 15, 2007 and interim periods within such years. In February 2008, the FASB issued a staff position that delays the effective date of FAS 157 for all nonfinancial assets and liabilities except for those recognised or disclosed at least annually with the revised effective date being fiscal years beginning after November 15, 2008. Adoption of FAS 157 is not expected to have a material effect on the Company’s consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standard No. 159, The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115 (“FAS 159”). FAS 159 allows  entities to choose to measure many financial instruments and certain other items at fair value, with unrealised gains and losses related to these financial instruments being reported in earnings at each subsequent reporting date. FAS 159 is effective for fiscal years beginning after November 15, 2007. Adoption of FAS 159 on January 1, 2008 is not expected to have a material effect on the Company’s consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standard No. 141 (revised 2007), Business Combinations (“FAS 141(R)”). FAS 141(R) establishes the principles and requirements for how an acquirer recognises and measures the identifiable assets acquired, the liabilities assumed, the noncontrolling interest in the acquiree and the goodwill acquired. FAS 141(R) requires the acquirer in a business combination to:

•	recognise 100% of the fair values of acquired assets, including goodwill, and assumed liabilities even if the acquirer has not acquired 100% of the target entity

•	apply fair value to contingent consideration arrangements at the acquisition date

•	expense transaction costs as incurred rather than including as part of the fair value of an acquirer’s interest

•	fair value certain pre-acquisition contingencies such as environmental or legal issues

•	limit the accrual of the costs for a restructuring plan in purchase accounting

FAS 141(R) is effective prospectively to business combinations where the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption is not permitted. Adoption of FAS 141(R) is not expected to have a material effect on the Company’s consolidated financial statements.

 In December 2007, the FASB issued Statement of Financial Accounting Standard  No. 160, Non controlling Interest in Consolidated Financial Statements, an amendment of ARB No. 51 (“FAS 160”). FAS 160 clarifies the classification of non controlling interests (i.e. minority owners’ interests in subsidiaries) in consolidated balance sheets and the accounting for and reporting of transactions between the reporting entity and holders of such non controlling interests. FAS 160 requires that:

•	non controlling interests are reported as an element of consolidated equity, thereby removing the current practice of classifying minority interest within the mezzanine section of the balance sheet

•
reported net income will consist of the total income of all consolidated subsidiaries, with separate disclosure on the face of the income statement of the split of that income between the controlling and non controlling interests

•
movements in the non controlling ownership interest amount will be accounted for as equity transactions. If the controlling interest loses control and deconsolidates a subsidiary, full gain or loss on the transition will be recognised

SFAS 160 is effective prospectively for fiscal years beginning after December 15, 2008. Early adoption is not permitted. The following provisions are required to be adopted retrospectively:

•	non controlling interests are required to be reclassified from the mezzanine section to equity in the consolidated balance sheet

•	consolidated net income must be recast to include net income attributable to both controlling and non controlling interests.

Adoption of FAS 160 is not expected to have a material effect on the Company’s consolidated financial statements.

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

Our funding and treasury activities are conducted within corporate policies to maximize investment returns while maintaining appropriate liquidity for our requirements. Cash and cash equivalents are held primarily in U.S. dollars with some balances held in British Pounds and Norwegian Kroner.

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

As of December 31, 2007, we estimated cash breakeven average daily TCE rates of approximately $22,500 for our Suezmax tankers and approximately $31,400 for our VLCCs. These are the daily rates our vessels must earn to cover payment of budgeted operating costs (including corporate overheads), estimated interest and scheduled loan principal repayments.  These rates do not take into account loan balloon repayments at maturity, which we expect to refinance with new loans.

Our medium and long-term liquidity requirements include funding the equity portion of investments in new or replacement vessels, repayment of long-term debt balances and funding any payments we may be required to make due to lessor put options on certain vessels we charter in.  Sources of funding our long-term liquidity requirements include new loans or equity issues, vessel sales and sale and leaseback arrangements.

As of December 31, 2007, 2006 and 2005, we had cash and cash equivalents of $168.4 million, $197.2 million and $92.8 million, respectively. As of December 31, 2007, 2006 and 2005, we had restricted cash balances of $651.4 million, $677.5 million and $636.8 million, respectively. Our restricted cash balances contribute to our total short and medium term liquidity as they are used to fund payment of certain loans and lease payments which would otherwise be paid out of our cash balances.  $226.7 million of our restricted cash as of December 31, 2007 serves to support our obligations to make charterhire payments to Ship Finance, and is subject to adjustment based on the number of charters that we are a party to.  We are entitled to use these funds only (1) to make charterhire payments (including profit sharing payments) to Ship Finance and (2) for reasonable working capital purposes to meet short term voyage expenses.

At December 31, 2007, ITC’s assets included $422.8 million (2006: $390.9 million) of restricted cash deposits which are held for the benefit of the holders of the Notes issued on behalf of ITC subsidiaries. This restricted cash also included deposits, which can only be used to meet liabilities under the lease agreements

We currently have eight VLCC and eight Suezmax vessels under construction with an aggregate contract cost of approximately $1.5 billion. We paid $35.1 million in newbuilding installments in 2007 in respect of these newbuilding contracts and have paid $31.6 million so far in 2008. The remaining installments of approximately $1.4 billion will be financed through a combination of bank loans, other financing sources and existing liquidity. In addition to the newbuilding commitment, we also have commitments with respect to the delivery of two heavy lift vessels to Sealift. The remaining heavy lift conversion commitments as of December 31, 2007 are approximately $63 million and are likely to be financed from the proceeds from the sale of the vessels to Sealift. Of the total sales proceeds from this transaction, $80 million seller’s credit has not yet been received and is payable in two equal installments upon delivery of the remaining two converted vessels.

During the year ended December 31, 2007 we paid total cash dividends of $656.0 million.  In the first quarter of 2008, we declared a cash dividend of $2.00 per share for the fourth quarter of 2007 representing a total cash payment of $149.7 million.

Borrowing activities

In October 2004, we entered into a $20.0 million secured term loan facility. The facility bore interest at LIBOR plus a margin. The loan was repaid in full in February 2007.

In January 2005, we entered into a $20 million secured term loan facility. The proceeds were used to finance the acquisition of a 1988 built Suezmax tanker. The facility bore interest at LIBOR plus a margin of 0.80%. The facility was repaid in full in July 2007.

In December 2005, we entered into a $69.0 million loan facility with DnB NOR Bank ASA. The facility bore interest at LIBOR plus 120 basis points secured by certain marketable securities and cash deposits. The facility was repaid in full in August 2006.

In June 2006, we entered into an $80.0 million secured term loan facility. The proceeds were used to finance the acquisition of a 2006 built VLCC tanker. The facility bears interest at LIBOR plus a margin of 0.50%. The facility is due in June 2008, and is expected to be refinanced. The facility contains a minimum value covenant and covenants that require the Company to maintain a minimum level of free cash and positive working capital.

In September 2006, we entered into a $24.0 million secured term loan facility. The proceeds were used to finance the acquisition of a 1990 built Aframax tanker. The facility bore interest at LIBOR plus a margin of 0.90%. The facility was repaid in April 2007.

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

In April 2006, five vessel owning subsidiaries of Ship Finance entered into a $210 million secured term loan facility with a syndicate of banks. The facility is non recourse to Ship Finance, as the holding company does not guarantee this debt. The proceeds of the facility were used to partly fund the acquisition of five newbuilding container vessels in connection with Ship Finance’s long-term bareboat charters to Horizon Lines. At December 31, 2006, the outstanding amount under this facility was $41.6 million relating to the first vessel, which was delivered during the fourth quarter 2006. The second vessel was delivered during the first quarter of 2007, and the remaining three vessels were delivered during the second quarter of 2007. The facility bears interest at LIBOR plus a margin of 1.40% per annum, is repayable over a term of 12 years and is secured by the vessel owning subsidiaries’ assets. The facility contains a minimum value covenant, which requires that the aggregate value of Ship Finance vessels exceed 120% of the outstanding loan if there is a default under any of the charters. The vessel owning subsidiaries have entered into 12 year interest rate swaps with a combined notional principal amount of $207.9 million at rates of approximately 5.65% per annum.

In June 2006, Ship Finance’s subsidiary, Rig Finance, entered into a $165 million secured term loan facility with a syndicate of banks. The proceeds of the facility were used to partly fund the acquisition of a newbuilding jack-up drilling rig. At December 31, 2006, the outstanding amount under this facility was $155.1 million. The facility bears interest of LIBOR plus a margin of 1.15% per annum as long as the rig is employed under an initial sub-charter to a third party, but in no event longer than the first 36 months, and LIBOR plus a margin of 1.20% per annum thereafter. The facility contains a minimum value covenant, which requires that the value of the rig exceed 120% of the outstanding loan during the period up to six months prior to expiry of the initial sub-charter to the third party, and 140% thereafter. The facility is repayable over six years and is secured by the rig owning subsidiary’s assets. The lenders have limited recourse to Ship Finance as the holding company only guarantees $10 million of this debt. The facility contains covenants that require Ship Finance to maintain certain minimum levels of free cash, working capital and equity ratios.

In June 2006, Ship Finance entered into a $25 million secured revolving credit facility. The proceeds of the facility were used to partly fund a VLCC acquired in January 2006. The facility was repaid in full in December 2006, when the vessel was sold to an unrelated third party.

In September 2006, Ship Finance’s subsidiary Front Shadow entered into a $22.7 million secured term loan facility.  The proceeds of the facility were used to partly fund the acquisition of a 1997 built Panamax dry bulk carrier.  At December 31, 2006, the outstanding amount under this facility was $22.7 million.  Front Shadow is accounted for using the equity method.  The facility bears interest of LIBOR plus a margin of 0.59% per annum.  The facility contains a minimum value covenant, which requires that the value of the vessel exceed 110% of the outstanding loan during the first four years, and 125% thereafter.  The facility is repayable over ten years and is secured by the vessel owning subsidiary’s assets.  The lenders have limited recourse to Ship Finance as the holding company guarantees $2.1 million of this debt.

As of December 31, 2007, we were in compliance with all loan covenants.

Acquisitions and Disposals

Ship Finance

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

Golden Ocean

In the fourth quarter of 2004, the Company completed the non pro-rata spin off of its subsidiary Golden Ocean. In connection with the spin off, total cash of $32.1 million was paid to non qualifying U.S. shareholders who received a cash equivalent of $1.80 ($0.60 per Golden Ocean share) per Frontline share held. The spin off resulted in the recognition of a gain of $99.5 million. We retained 10.7% of the shares of Golden Ocean as of December 31, 2004. These shares were subsequently sold in February 2005 for proceeds of NOK 100.5 million, equivalent to approximately $16.5 million.

In 2005, Golden Ocean exercised its options to acquire from us the shares in two single purpose companies each owing a newbuilding contract for a Panamax vessel. These options were at a price equal to our costs, including installments paid to date, plus our funding expenses. These options were exercised at a total price of $16.8 million.

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

General Maritime

As of January 1, 2005 we held a total of 1,584,700 shares in Genmar. During 2005 we acquired a total of 5,209,000 Genmar shares and sold 2,933,700 Genmar shares and as of December 31, 2005 held 3,860,000 Genmar shares which was equivalent to 9.98% of their total shares outstanding.

In August 2006, we sold our entire holding of 3,860,000 shares in Genmar for $40 per share.

Tsakos Shipping and Trading SA

In March 2007, we sold our entire holding of 32,000 shares in Tsakos for approximately $1.5 million.

Sealift

In January 2007, we subscribed for 30.0 million shares issued by Sealift in a private placement at a cost of $60.0 million.  In May 2007, Sealift completed the combination of its businesses with the Dockwise group of companies. As part of the transaction, Sealift completed another private placement of 39.8 million shares and Frontline subscribed for five million of these additional shares.  Sealift also issued 94.1 million shares to the former Dockwise shareholders.  After completion of this transaction Frontline owns 17.1% of Sealift. In October 2007, we sold our entire holdings of 34,976,500 shares in Dockwise for a gross price of NOK 25 per share, generating net proceeds of approximately $157.0 million.

Sea Production

In February 2007, we subscribed for approximately 28% of the equity issued in a private placement by Sea Production at a cost of $51 million. In June 2007, we sold our entire holding of 25,500,000 shares in Sea Production for a net price of NOK 15.75 per share, equivalent to approximately $67.0 million.

International Maritime Exchange ASA

In November 2007, we sold our entire holdings of 1,714,544 shares in International Maritime Exchange ASA (“IMAREX”) for a price of NOK 160 per share, generating proceeds of $50.5 million.

Navig8 Limited

In February 2008, we invested $20.0 million in Navig8 against the issue of new share capital representing approximately 15.8% of the company.

Overseas Shipholding Group, Inc.

In March 2008, we purchased a forward contract for 1,366,600 shares in OSG, corresponding to 4.4% of the total outstanding shares in OSG, for $92.2 million, which will be paid on the settlement date of May 29, 2008.

Equity

During 2005, Ship Finance repurchased and cancelled 1,757,100 of its common shares. The shares were repurchased at an average price of $18.81 for a total amount of $33.1 million.

In January 2006, Ship Finance repurchased and cancelled an additional 400,000 of its common shares. The shares were repurchased at an average price of $18.03 for a total amount of $7.2 million, which resulted in an increase in Frontline’s shareholding from 16.2% to 16.3%.

Derivative Activities

Ship Finance used financial instruments to reduce the risk associated with fluctuations in interest rates. Ship Finance had a portfolio of interest rate swaps that swap floating rate interest to fixed rate, which from a financial perspective hedge interest rate exposure. As at December 31, 2006 Ship Finance’s interest rate swap arrangements effectively fix interest rate exposure on $738.7 million of floating rate debt. These interest rate swap agreements expire between August 2008 and May 2019. We no longer consolidate Ship Finance as March 31, 2007 and do not report their derivative activities as of December 31, 2007. As of December 31, 2007, we do not hold any financial instruments for speculative or trading purposes. In 2008, we have entered a limited number of Forward Freight Agreements, or FFAs, with an objective to utilize them as economic hedging instruments that reduce our exposure to changes in the spot market rates earned by some of our vessels or for trading purposes to take advantage of short term fluctuations in the market. As of March 31, 2008 none of the FFAs have qualified as cash flow hedges for accounting purposes and are recorded in the balance sheet at fair value of $1.9 million. In the first quarter of 2008, realized gains of $0.4 million have been recorded in the income statement. The change in fair value during the period was minimal.

Tabular disclosure of contractual obligations

At December 31 2007, we had the following contractual obligations and commitments:

	Payment due by period
(In thousands of $)	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years	Total
Serial notes (6.5% to 6.68%)	10,800	6,300	-	-	17,100
Term notes (7.84% to 8.04%)	5,765	18,715	37,905	302,475	364,860
Term notes (8.52%)	-	1,174	1,640	8,514	11,328
Other long-term debt	80,246	-	-	-	80,246
Operating lease obligations	38,857	69,853	36,586	5,928	151,224
Capital lease obligations	345,231	903,456	584,514	1,726,150	3,559,351
Heavylift commitments	49,538	-	-	-	49,538
Newbuilding commitments	243,390	636,798	-	-	880,188
Total	773,827	1,636,296	660,645	2,043,067	5,113,835

The newbuilding commitments as of December 31, 2007 consist of four VLCC and eight Suezmax vessels.

As of December 31, 2007, the Company leased in 56 vessels on long-term time charters and bareboat charters from third parties and related parties.  Three of these leases are classified as operating leases and 53 as capital leases.   With the exception of the Company’s long-term leases with Ship Finance, the Company’s long-term leases of vessels generally contain optional renewal periods and purchase and put options.

Off balance sheet financing

Charter hire payments to third parties for certain contracted-in vessels are accounted for as operating leases. We are also committed to make rental payments under operating leases for office premises. The future minimum rental payments under our non-cancellable operating leases are disclosed above in “Tabular disclosure of contractual obligations”.

Forward-looking information discussed in this Item 5 includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements.” We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. Please see “Cautionary Statement Regarding Forward-Looking Statements” in this Report.

Safe harbor

Forward-looking information discussed in this Item 5 includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements.” We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. Please see “Cautionary Statement Regarding Forward-Looking Statements” in this report.

ITEM 6.                      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors and certain key officers of our wholly owned subsidiary, Frontline Management AS, who are responsible for overseeing our management.

Name	Age	Position
John Fredriksen	63	Chairman, Chief Executive Officer, President and Director
Katherine Fredriksen	24	Director
Kate Blankenship	43	Director and Audit Committee Chairman
Frixos Savvides	56	Director and Audit Committee member
Bjørn Sjaastad	50	Chief Executive Officer of Frontline Management AS
Inger M. Klemp	45	Chief Financial Officer of Frontline Management AS

Certain biographical information about each of our directors and executive officers is set forth below.

John Fredriksen has been the Chairman of the Board, Chief Executive Officer, President and a director of the Company since November 3, 1997. He was previously the Chairman and Chief Executive Officer of Old Frontline. Mr. Fredriksen has served for over nine years as a director of SeaTankers Management Co. Ltd, or SeaTankers, a ship operating company and an affiliate of the Company’s principal shareholder. Mr. Fredriksen indirectly controls Hemen. Mr. Fredriksen is a director of and indirectly controls Golar LNG Limited, a Bermuda company listed on the Oslo Stock Exchange and the NASDAQ National Market and has been a director of Golden Ocean, a Bermuda company on the Oslo Stock Exchange, since November 2004. Mr. Fredriksen has served as a director and the chairman of Seadrill Limited, a Bermuda company listed on the Oslo Stock Exchange, since May 2005.

Katherine Fredriksen has been a director since February, 2008. Ms. Fredriksen is employed at the oil trading company Arcadia Petroleum and is a graduate of the Wang Handels Gymnas in Norway and has studied at the European Business School in London. Ms. Fredriksen is the daughter of Mr. John Fredriksen, the Chairman, CEO and a principal shareholder of Frontline

Kate Blankenship has been a director since August, 2003. Mrs. Blankenship joined the Company in 1994 and served as the Company’s Chief Accounting Officer and Company Secretary until October 2005. Mrs. Blankenship served as Chief Financial Officer of Knightsbridge Tankers Limited from April 2000 to September 2007 and Secretary of Knightsbridge from December 2000 to March 2007. Mrs. Blankenship has been a Director of Ship Finance since October 2003.  Mrs. Blankenship has served as a director of Golar LNG Limited since July 2003 and Golden Ocean since November 2004. Mrs. Blankenship has served as a director of Seadrill Limited since May 2005. She is a member of the Institute of Chartered Accountants in England and Wales.

Frixos Savvides a Chartered Accountant, is a Fellow of the Institute of Chartered Accountants of England and Wales. He was the founder of the audit firm PKF Savvides and Partners in Cyprus and held the position of Managing Partner until 1999 when he became Minister of Health of the Republic of Cyprus. He held this office until 2003. Mr. Savvides is currently a senior independent business consultant and holds several Board positions. Mr. Savvides was appointed to the Board of Directors of Frontline in July 2005.

Bjørn Sjaastad has served as Chief Executive Officer of Frontline Management AS since October 2006.  Mr. Sjaastad was appointed a director of Knightsbridge Tankers Limited in September 2007. From 2004 to 2006 Mr. Sjaastad ran his own consultancy business.  From 1990 to 2004, Mr. Sjaastad was the Chief Executive Officer of Odfjell ASA, a Norwegian based, stock listed, international chemical tanker operator.  From 1981 to 1989 Mr. Sjaastad served as a lending officer of DnB NOR ASA (previously Bergen Bank AS), heading up the banks shipping and offshore department in Bergen.  Mr. Sjaastad has, over the years, been a member of the boards of a range of companies and has also been the President of the Norwegian Shipowners Association.  Please see Item 8.A. “Consolidated Statements and Other Financial Items – Legal Proceedings” for a description of proceedings involving Mr. Sjaastad not involving us. Mr. Sjaastad resigned as Chief Executive Officer on Frontline Management AS on April 2, 2008 and is expected to leave the company before the end of June 2008.

Inger M. Klemp has served as Chief Financial Officer of Frontline Management AS since June 1, 2006. Mrs. Klemp has served as Chief Financial Officer of Knightsbridge Tankers Limited since September 2007. Mrs. Klemp served as Vice President Finance from August 2001 until she was promoted in May 2006. Mrs. Klemp graduated as MSc in Business and Economics from the Norwegian School of Management (BI) in 1986. Mrs. Klemp served as Assistant Director Finance in Color Group ASA from 1998 to 2001 and as Group Financial Manager in Color Line ASA from 1992 to 1998, a Norwegian based cruise operator which was stock listed up to October 1999. From 1989 to 1992 Mrs. Klemp served as Assistant Vice President in Nordea Bank Norge ASA handling structuring and syndication of loan facilities in the international banking market. From 1986 to 1989, Mrs. Klemp served as a lending officer of Fokus Bank ASA.

B. COMPENSATION

During the year ended December 31, 2007, we paid to our directors and executive officers (six persons) aggregate cash compensation of $1,373,275 and an aggregate amount of $66,104 for pension and retirement benefits.

In addition to cash compensation, during 2007 we also recognized an expense of $0.9 million relating to 100,000 options granted to Bjorn Sjaastad in November 2006.

C. BOARD PRACTICES

In accordance with our Bye-laws the number of Directors shall be such number not less than two as our shareholders by Ordinary Resolution may from time to time determine and each Director shall hold office until the next annual general meeting following his election or until his successor is elected. We currently have four Directors.

We currently have an audit committee, which is responsible for overseeing the quality and integrity of our financial statements and its accounting, auditing and financial reporting practices, our compliance with legal and regulatory requirements, the independent auditor’s qualifications, independence and performance and our internal audit function. Our audit committee consists of two members, Mr. Savvides and Mrs. Blankenship.

In lieu of a compensation committee comprised of independent directors, our Board of Directors is responsible for establishing the executive officers’ compensation and benefits.  In lieu of a nomination committee comprised of independent directors, our Board of Directors is responsible for identifying and recommending potential candidates to become board members and recommending directors for appointment to board committees.

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

D. EMPLOYEES

As of December 31, 2007, Frontline and its subsidiaries employed approximately 51 people in their respective offices in Bermuda, London, Oslo and Singapore. We contract with independent ship managers to manage and operate our vessels.

E. SHARE OWNERSHIP

The beneficial interests of our Directors and officers in the Ordinary Shares of Frontline as of February 29, 2008, were as follows:

Director or Officer	Ordinary Shares of $2.50 each	% of Ordinary Shares Outstanding	Options for Ordinary Shares of $2.50 each

John Fredriksen*	26,079,053	34.85%	100,000
Katherine Fredriksen	-	**	30,000
Kate Blankenship	2,000	**	30,000
Frixos Savvides	-	**	30,000
Inger M. Klemp	16,000	**	50,000
Bjorn Sjaastad***	43,333	**	141,667

*	Includes Ordinary Shares held by Hemen Holding Ltd. and other companies indirectly controlled by Mr. John Fredriksen.

**	Less than one per cent

***	The number of Ordinary Shares includes 33,333 options to acquire Ordinary Shares that have vested.

The options were granted under the Frontline Ltd Share Option Scheme, which was approved by the board on November 16, 2006.

•
All options, with the exception of 100,000 held by Bjorn Sjaastad, vest over a three year period beginning in February 2009 and expire in February 2013. The exercise price of these options is NOK 243.00, which is reduced by the amount of dividends paid after the date of grant.

•
100,000 of the options held by Bjorn Sjaastad began to vest in November 2007 and expire in November 2011. 33,333 have vested at February 29, 2008. These 100,000 options had an exercise price of NOK 238.50 at the date of grant. This exercise price is reduced by the amount of dividends paid after the date of grant. The exercise price at December 31, 2007 of the options which have vested is NOK162.36.

ITEM 7.                      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Frontline is indirectly controlled by another corporation (see below). The following table presents certain information as of December 31, 2007 regarding the ownership of our Ordinary Shares with respect to each shareholder, who we know to beneficially own more than five percent of our outstanding Ordinary Shares.

	Ordinary Shares
Owner	Amount	%

Hemen Holding Ltd. and associated companies (1)	26,079,053	34.85%
Barclays Global Investors, NA.	5,768,112	7.71%

(1)	Hemen Holding Ltd is a Cyprus holding company indirectly controlled by Mr. John Fredriksen, who is our Chairman and Chief Executive Officer.

In June 2007 and December 2007, Hemen and associated companies held 34.85% of the Company’s Ordinary Shares.

As of February 26, 2008, 46,238,888 of our Ordinary Shares were held by 76,302 holders of record in the United States.

Our major shareholders have the same voting rights as our other shareholders. No corporation or foreign government owns more than 50% of our outstanding Ordinary Shares. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of Frontline.

B. RELATED PARTY TRANSACTIONS

In June 2006, Ship Finance purchased the jack-up rig West Ceres from a subsidiary of Seadrill Limited, or Seadrill, for a total consideration of $210.0 million. Upon delivery to Ship Finance, the rig was immediately chartered back to the subsidiary under a 15-year bareboat charter agreement, fully guaranteed by Seadrill, who has options to buy back the rig after three, five, seven, 10, 12 and 15 years.

In September 2006, Ship Finance acquired the Panamax Golden Shadow for $28.4 million from Golden Ocean. The vessel was chartered back to Golden Ocean for a period of 10 years.  As part of the agreement, Golden Ocean provided an interest free and non-amortizing seller’s credit of $2.6 million.  Golden Ocean has been granted fixed purchase options after three, five, seven and 10 years.  At the end of the charter, Ship Finance has an option to sell the vessel back to Golden Ocean at an agreed fixed price of $10.4 million, including the $2.6 million seller’s credit.

In August 2007, the Company sold the single hull vessel Front Horizon to a subsidiary of Farahead Holdings Limited for net proceeds of $28.0 million resulting in a net gain of $6.2 million.

As of March 31, 2007, the Company is no longer consolidating the results of Ship Finance. The majority of the Company’s leased vessels are leased from Ship Finance and under a Charter Ancillary Agreement, Ship Finance is entitled to a share of the Company’s earnings on these leased vessels. A summary of leasing transactions with Ship Finance during the year ended 31 December 2007 (excluding amounts prior to deconsolidation) is as follows:

(in thousands of $)	2007
Charterhire paid (principal and interest)	273,239
Payments received for termination of leases	29,343
Profit share expense	37,279
Remaining lease obligation	1,767,758

  A summary of net amounts earned and balances with related parties excluding charterhire is as follows:

Net amounts earned from related parties	Year ended December 31,
(in thousands of $)	2007	2006	2005
Seatankers Management Co. Ltd	582	432	265
Golar LNG Limited	284	180	255
Ship Finance International Limited	1,525	-	-
Norse Energy Group ASA (formerly Northern Oil ASA)	-	-	6
Golden Ocean Group Limited	2,099	597	362
Individual related to John Fredriksen	-	12	-
Aktiv Kapital First Investment Ltd	-	-	10
Greenwich Holdings Ltd	69	-	-
Bryggegata AS	(1,430)	(1,021)	(692)
Seadrill Limited	(52)	545	(24)
CalPetro Tankers (Bahamas I) Limited	40	40	38
CalPetro Tankers (Bahamas II) Limited	40	40	38
CalPetro Tankers (Bahamas III) Limited	-	-	38
CalPetro Tankers (IOM) Limited	40	40	38

Net amounts earned from related parties comprise office rental income and management, technical and commercial advisory, newbuilding supervision, corporate and administrative service income. Net expenses paid to related parties comprise primarily of rental for office space.

Receivables (payables) with related parties	As of December 31,
(in thousands of $)	2007	2006
Ship Finance International Limited	(36,718)	-
Seatankers Management Co. Ltd	(900)	275
Golar LNG Limited	93	(553)
Northern Offshore Ltd	13	49
Golden Ocean Group Limited	1,160	942
Seadrill Limited	73	30
Greenwich Holdings	51	-
CalPetro Tankers (Bahamas I) Limited	13	10
CalPetro Tankers (Bahamas II) Limited	13	10
CalPetro Tankers (IOM) Limited	13	10

Receivables and payables with related parties comprise unpaid management, technical advisory, newbuilding supervision, administrative service and rental charges.  In addition, certain payables and receivables arise when the Company pays an invoice on behalf of a related party and vice versa.  The payable with Ship Finance also includes unpaid profit share due to Ship Finance. Receivables and payables with related parties are generally settled quarterly in arrears with the exception of profit share due to Ship Finance which is settled annually.

Ship Finance, Golar LNG Limited, Northern Offshore Ltd, Norse Energy Group ASA, Aktiv Kapital First Investment Ltd, Seadrill, Bryggegata AS, Golden Ocean, Greenwich Holdings Ltd, Farahead Holdings Limited and SeaTankers Management Co. Ltd are each subject to the significant influence or indirect control of John Fredriksen.  CalPetro BI, CalPetro BII, CalPetro BIII and CalPetro IOM were all equity accounted until March 31, 2006 at which point, the Company began consolidating CalPetro BIII.

During the year ended December 31, 2007, the Company held investments in Sea Production and Dockwise and earned income from these companies in the form of rental income and income earned from the provision of accounting services totaling $1.0 million. During the year, the Company disposed of its entire investments in these companies and they are no longer considered to be related parties.

The Company also entered into bareboat contracts with Dockwise for five of the vessels sold with the charters expiring when the vessels entered the yard for conversion. As of December 31, 2007, charters for the two Suezmax vessels were still in place with termination expected in the second quarter of 2008. The Company is not responsible for the conversion of these two vessels. Charterhire paid to Dockwise in the year ended December 31, 2007 was $13.5 million.

C. INTERESTS OF EXPERTS AND COUNSEL

Not Applicable

ITEM 8.                      FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18.

Legal Proceedings

We are a party, as plaintiff or defendant, to several lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the operation of its vessels, in the ordinary course of business or in connection with its acquisition activities. We believe that the resolution of such claims will not have a material adverse effect on the Company’s operations or financial condition.

In January 2008, Golden President Shipping Corporation, a wholly-owned subsidiary of Golden Ocean,  had a full and final win in the court case against Bocimar N.V., or Bocimar, on the Channel Alliance Time Charter Party and was awarded $14.7 million plus interest thereon in an amount of $2.3 million. The amount of $14.7 million was originally guaranteed by Frontline to Golden Ocean in connection with the spin-off in December 2004, and was later paid to Golden Ocean as it became due according to the charter party.  The full settlement from Bocimar is, therefore, due to Frontline. $16.6 million was received from Bocimar on April 30, 2008. These proceeds will be recognized in the second quarter.

In his capacity as President and Chief Executive Officer of Odfjell ASA, an operator of chemical tankers, Mr. Sjaastad entered into an agreement with the U.S. Department of Justice in September 2003 pursuant to which he pled guilty to one count of violating the Sherman Act.  This plea was part of a global agreement with the US Department of Justice involving Odfjell ASA and Odfjell Seachem AS.  The matter did not involve Frontline Ltd or its affiliates.

Dividend Policy

The level of dividend will be guided by present earnings, market prospects, current capital expenditure programs as well as investment opportunities. We have paid the following cash dividends in 2005, 2006 and 2007.

Payment Date	Amount per Share

2005
March 18, 2005	$3.50
June 24, 2005	$3.10
September 20, 2005	$2.00
December 13, 2005	$1.50

2006
March 20, 2006	$1.50
June 26, 2006	$1.50
September 18, 2006	$1.50
December 21, 2006	$2.50

2007
March 22, 2007	$2.05
June 22, 2007	$1.50
October 24, 2007	$1.50
October 24, 2007	$1.75
December 12 2007	$1.50

On February 13, 2008 the Board declared a cash dividend of $2.00 per share for the fourth quarter of 2007 which was paid on March 10, 2008.

The timing and amount of dividends, if any, is at the discretion of our Board of Directors and will depend upon our results of operations, financial condition, cash requirements, restrictions in financing arrangements and other relevant factors.

B. SIGNIFICANT CHANGES

None

ITEM 9.                      THE OFFER AND LISTING

The Company’s Ordinary Shares are traded on the New York Stock Exchange (“NYSE”), the Oslo Stock Exchange (“OSE”) and on the London Stock Exchange (“LSE”) under the symbol “FRO”.

The New York Stock Exchange is the Company’s “primary listing”. As an overseas company with a secondary listing on the LSE, the Company is not required to comply with certain listing rules applicable to companies with a primary listing on the LSE. The listing on the OSE is also a secondary listing. The Company’s Ordinary Shares have been thinly traded on the London Stock Exchange since 1999.

The following table sets forth, for the five most recent fiscal years, the high and low prices for the Ordinary Shares on the NYSE and OSE.

	NYSE		OSE
	High	Low	High	Low
Fiscal year ended December 31,
2007	$53.09	$29.35	NOK306.00	NOK183.75
2006	$44.65	$28.80	NOK280.00	NOK184.00
2005	$57.97	$35.89	NOK355.00	NOK230.00
2004	$62.33	$24.36	NOK367.81	NOK158.06
2003	$27.69	$8.93	NOK185.00	NOK61.00

The following table sets forth, for each full financial quarter for the two most recent fiscal years, the high and low prices of the Ordinary Shares on the NYSE and the OSE.

	NYSE		OSE
	High	Low	High	Low
Fiscal year ended December 31,2007
First quarter	$36.55	$29.35	NOK224.75	NOK183.75
Second quarter	$47.94	$34.26	NOK286.00	NOK205.75
Third quarter	$53.09	$38.25	NOK306.00	NOK232.00
Fourth quarter	$51.06	$37.49	NOK278.00	NOK204.00

Fiscal year ended December 31, 2006
First quarter	$41.29	$32.70	NOK270.50	NOK218.00
Second quarter	$38.25	$28.80	NOK237.50	NOK184.00
Third quarter	$44.65	$36.32	NOK280.00	NOK228.50
Fourth quarter	$39.76	$31.63	NOK254.50	NOK196.75

The following table sets forth, for the most recent six months, the high and low prices for the Ordinary Shares on the NYSE and OSE.

	NYSE		OSE
	High	Low	High	Low
April 2008	$56.70	$46.34	NOK287.50	NOK231.50
March 2008	$47.05	$41.15	NOK239.75	NOK214.00
February 2008	$49.33	$40.00	NOK263.50	NOK218.50
January 2008	$49.66	$34.00	NOK268.00	NOK180.00
December 2007	$49.00	$42.67	NOK272.00	NOK232.00
November 2007	$48.96	$37.49	NOK268.00	NOK204.00

ITEM 10.	ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not Applicable

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

The Memorandum of Association of the Company has previously been filed as Exhibit 3.1 to the Company’s Registration Statement on Form F-1, (Registration No. 33-70158) filed with the Securities and Exchange Commission on October 13, 1993, and is hereby incorporated by reference into this Annual Report.

At the 2007 Annual General Meeting of the Company, our shareholders voted to amend the Company’s Bye-laws to ensure conformity with recent revisions to the Bermuda Companies Act 1981, as amended.  These amended Bye-laws of the Company as adopted on September 28, 2007, are filed as Exhibit 1.2 to this Annual Report.

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

The Company’s Bye-laws provide that its board of directors shall convene and the Company shall hold annual general meetings in accordance with the requirements of the Bermuda Companies Act of 1981 at such times and places (other than Norway) as the Board shall decide.  The board of directors may call special meetings at its discretion or as required by the Bermuda Companies Act of 1981.

Bermuda law permits the Bye-laws of a Bermuda company to contain provisions excluding personal liability of a director, alternate director, officer, member of a committee authorized under Bye-law 104, resident representative or their respective heirs, executors or administrators to the company for any loss arising or liability attaching to him by virtue of any rule of law in respect of any negligence default, breach of duty or breach of trust of which the officer or person may be guilty.  Bermuda law also grants companies the power generally to indemnify directors, alternate directors and officers of the Company and any members of a committee authorized under Bye-law 104, resident representatives or their respective heirs, executors or administrators if any such person was or is a party or threatened to be made a party to a threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director, alternate director or officer of the Company or member of a committee authorized under Bye-law 104, resident representative or their respective heirs, executors or administrators or was serving in a similar capacity for another entity at the company’s request.

Special rights attaching to any class of our shares may be altered or abrogated with the consent in writing of not less than 75% of the issued and shares of that class or with the sanction of a resolution passed at a separate general meeting of the holders of such shares voting in person or by proxy.

The Company’s Bye-laws do not prohibit a director from being a party to, or otherwise having an interest in, any transaction or arrangement with the Company or in which the Company is otherwise interested.  The Company’s Bye-laws provide that a director who has an interest in any transaction or arrangement with the Company and who has complied with the provisions of the Companies Acts and with its Bye-Laws with regard to disclosure of such interest shall be taken into account in ascertaining whether a quorum is present, and will be entitled to vote in respect of any transaction or arrangement in which he is so interested.  The Company’s Bye-laws provide its board of directors the authority to exercise all of the powers of the Company to borrow money and to mortgage or charge all or any part of our property and assets as collateral security for any debt, liability or obligation.  The Company’s directors are not required to retire because of their age, and the directors are not required to be holders of the Company’s Ordinary Shares.  Directors serve for one year terms, and shall serve until re-elected or until their successors are appointed at the next annual general meeting.

The Company’s Bye-laws provide that no director, alternate director, officer, person or member of a committee, if any, resident representative, or his heirs, executors or administrators, which we refer to collectively as an indemnitee, is liable for the acts, receipts, neglects, or defaults of any other such person or any person involved in our formation, or for any loss or expense incurred by us through the insufficiency or deficiency of title to any property acquired by us, or for the insufficiency of deficiency of any security in or upon which any of our monies shall be invested, or for any loss or damage arising from the bankruptcy, insolvency, or tortious act of any person with whom any monies, securities, or effects shall be deposited, or for any loss occasioned by any error of judgment, omission, default, or oversight on his part, or for any other loss, damage or misfortune whatever which shall happen in relation to the execution of his duties, or supposed duties, to us or otherwise in relation thereto.  Each indemnitee will be indemnified and held harmless out of our funds to the fullest extent permitted by Bermuda law against all liabilities, loss, damage or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him as such director, alternate director, officer, person or committee member or resident representative (or in his reasonable belief that he is acting as any of the above).  In addition, each indemnitee shall be indemnified against all liabilities incurred in defending any proceedings, whether civil or criminal, in which judgment is given in such indemnitee’s favor, or in which he is acquitted.  The Company is authorized to purchase insurance to cover any liability it may incur under the indemnification provisions of its Bye-laws.

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

The Company’s Bye-laws provide that its board of directors may, from time to time, declare and pay dividends out of contributed surplus.  Each Ordinary Share is entitled to dividends if and when dividends are declared by the board of directors, subject to any preferred dividend right of the holders of any preference shares.

There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote our Ordinary Shares.

The Company’s Bye-laws provide that any person, other than its registrar, who acquires or disposes of an interest in shares which triggers a notice requirement of the Oslo Stock Exchange must notify the Company’s registrar immediately of such acquisition or disposal and the resulting interest of that person in shares.

The Company’s Bye-laws laws require the Company to provide notice to the Oslo Stock Exchange if a person resident for tax purposes in Norway (or such other jurisdiction as the Board may nominate from time to time) is found to hold 50% or more of the Company’s aggregate issued share capital, or holds shares with 50% or more of the outstanding voting power, other than the Company’s registrar.  The Company’s Bye-laws also require it to comply with requirements that the Oslo Stock Exchange may impose from time to time relating to notification of the Oslo Stock Exchange in the event of specified changes in the ownership of the Company’s Ordinary Shares.

C. MATERIAL CONTRACTS

Ship Finance

Charter Ancillary Agreement

Frontline has entered into charter ancillary agreements with Ship Finance, its vessel owning subsidiaries that own the vessels and our wholly owned and consolidated subsidiaries Frontline Shipping Limited (“Frontline Shipping”) and Frontline Shipping II Limited (“Frontline Shipping II”), which remain in effect until the last long term charter with Ship Finance terminates in accordance with its terms. Throughout this section Frontline Shipping and Frontline Shipping II are collectively referred to as the Charterers. Frontline has guaranteed the Charterers’ obligations under the charters, except for the Charterers’ obligations to pay charterhire. Frontline has guaranteed the Charterers’ obligations under the charter ancillary agreements.

Charter Terms

The long term time charters to us extend for various periods depending on the age of the vessels, ranging from approximately five to 19 years. With certain exceptions, the daily base charter rates, which are payable by Frontline Shipping monthly in advance for a maximum of 360 days per year (361 days per leap year), are as follows:

Year	VLCC	Suezmax

2007 to 2010	$25,175	$20,700
2011 and beyond	$24,175	$19,700

The daily base charter rates for vessels that reach their 18th delivery date anniversary, in the case of non-double hull vessels, or their 20th delivery date anniversary, in the case of double hull vessels, will decline to $18,262 per day for VLCCs and $15,348 for Suezmax tankers after such dates, respectively.

In addition, the base charter rate for Ship Finance’s non-double hull vessels will decline to $7,500 per day on each vessels anniversary date in 2010.  At which time we will have the option to terminate the charters for those vessels.

The daily base charterhire for our vessels that are chartered to Frontline Shipping II, which is also payable monthly in advance for a maximum of 360 days per year (361 days per leap year), is as follows:

Vessel	2007 to 2010	2011 to 2018	2019 and beyond

Front Champion	$31,140	$30,640	$28,464
Front Century	$31,301	$30,801	$28,625
Golden Victory	$33,793	$33,793	$33,793
Front Energy	$30,014	$30,014	$30,014
Front Force	$29,853	$29,853	$29,853

Under the charters, Ship Finance is required to keep the vessels seaworthy, and to crew and maintain them. We perform those duties for Ship Finance under the management agreements. If a structural change or new equipment is required due to changes in classification society or regulatory requirements, we may make them, at our expense, without Ship Finance’s consent, but those changes or improvements will become Ship Finance’s property. We are not obligated to pay Ship Finance charterhire for off hire days in excess of five off hire days per year per vessel calculated on a fleet-wide basis, which include days a vessel is unable to be in service due to, among other things, repairs or drydockings. However, under the management agreements, we will reimburse Ship Finance for any loss of charter revenue in excess of five off hire days per vessel, calculated on a fleet-wide basis.

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

Charter Service Reserve

We made initial capital contributions to Frontline Shipping and Frontline Shipping II in the amount of $250 million and $21 million in cash respectively. Due to sales and acquisitions, the capitalization of  the Charterers as of February 29, 2008 is $186.4 million and $35.0 million respectively. These amounts serve to support our obligations to make charterhire payments to Ship Finance, and are subject to adjustment based on the number of charters that we are a party to. The Charterers are entitled to use the charter service reserve only (1) to make charter payments to Ship Finance and (2) for reasonable working capital to meet short term voyage expenses. The Charterers are required to provide Ship Finance with monthly certifications of the balances of and activity in the charter service reserve.

Material Covenant

Pursuant to the terms of the charter ancillary agreement, the Charterers have agreed not to pay dividends or other distributions to its shareholders or loan, repay or make any other payment in respect their indebtedness or of any of their affiliates (other than Ship Finance or its wholly owned subsidiaries), unless (1) the Charterers are then in compliance with its obligations under the charter ancillary agreements, (2) after giving effect to the dividend or other distribution, (A) they remain in compliance with such obligations, (B) the balance of the charter service reserves equal at least $197 million in the case of Frontline Shipping and $35 million in the case of Frontline Shipping II (which threshold will be reduced by $5.3 million and $7.0 million in the case of Frontline Shipping and Frontline Shipping II, respectively, upon the termination of other than by reason of a default by Frontline Shipping or Frontline Shipping II which we refer to as the “Minimum Reserve”, and (C) they certify to Ship Finance that they reasonably believe that the charter service reserves will be equal to or greater than the Minimum Reserve level for at least 30 days after the date of that dividend or distribution, taking into consideration their reasonably expected payment obligations during such 30-day period, (3) any charter payments deferred pursuant to the deferral provisions described below have been fully paid to Ship Finance and (4) any profit sharing payments deferred pursuant to the profit sharing payments provisions described below have been fully paid. In addition, the Charterers have agreed to certain other restrictive covenants, including restrictions on their ability to, without the consent of Ship Finance:

•	amend its organizational documents in a manner that would adversely affect Ship Finance;

•	violate its organizational documents;

•	engage in businesses other than the operation and chartering of Ship Finance vessels; (not applicable for Frontline Shipping II)

•	incur debt, other than in the ordinary course of business;

•	sell all or substantially all of its assets or the assets of any of its subsidiaries or enter into any merger, consolidation or business combination transaction;

•	enter into transactions with affiliates, other than on an arm’s-length basis;

•	permit the incurrence of any liens on any of its assets, other than liens incurred in the ordinary course of business;

•	issue any capital stock to any person or entity other than Frontline; and

•	make any investments in, provide loans or advances to, or grant guarantees for the benefit of any person or entity other than in the ordinary course of business.

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

Profit Sharing Payments

Under the terms of the charter ancillary agreement, beginning with the final 11-month period in 2004 and for each calendar year after that, the Charterers have agreed to pay Ship Finance a profit sharing payment equal to 20% of the charter revenues for the applicable period, calculated annually on a TCE basis, realized by them for the Ship Finance fleet in excess of the daily base charterhire. After 2010, all of Ship Finance’s non-double hull vessels will be excluded from the annual profit sharing payment calculation. For purposes of calculating bareboat revenues on a TCE basis, expenses are assumed to equal $6,500 per day. Each Charterer has agreed to use its commercial best efforts to charter the Ship Finance vessels on market terms and not to give preferential treatment to the marketing of any other vessels owned or managed by us or our affiliates.

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

Default

An event of default shall be deemed to occur under the charter ancillary agreement if:

•
the relevant Charterer materially breaches any of its obligations under any of the charters, including the failure to make charterhire payments when due, subject to Frontline Shipping’s deferral rights explained above,

•	the relevant Charterer or Frontline materially breaches any of its obligations under the charter ancillary agreement or the Frontline performance guarantee,

•	Frontline Management materially breaches any of its obligations under any of the management agreements or

•	Frontline Shipping and Frontline Shipping II fails at any time to hold at least $55 million or $7.5 million in cash and cash equivalents, respectively.

On the occurrence of any event of default under the charter ancillary agreements that continues for 30 days after notice, Ship Finance may elect to:

•	terminate any or all of the charters with the relevant Charterer,

•	foreclose on any or all of our security interests described above with respect to the relevant charterer and/or

•	pursue any other available rights or remedies.

Vessel Management Agreements

Ship Finance’s vessel owning subsidiaries entered into fixed rate management agreements with Frontline Management. Under the management agreements, Frontline Management is responsible for all technical management of the vessels, including crewing, maintenance, repair, certain capital expenditures, drydocking, vessel taxes and other vessel operating expenses. In addition, if a structural change or new equipment is required due to changes in classification society or regulatory requirements, Frontline Management will be responsible for making them, unless the Charterer does so under the charters. Frontline Management outsources many of these services to third party providers.

Frontline Management is also obligated under the management agreements to maintain insurance for each of Ship Finance’s vessels, including marine hull and machinery insurance, protection and indemnity insurance (including pollution risks and crew insurances) and war risk insurance. Frontline Management will also reimburse Ship Finance for all lost charter revenue caused by our vessels being off-hire for more than five days per year on a fleet-wide basis or failing to achieve the performance standards set forth in the charters. Under the management agreements, Ship Finance pays Frontline Management a fixed fee of $6,500 per day per vessel for all of the above services, for as long as the relevant charter is in place. If Frontline Shipping exercises its right under a charter to bareboat charter the related vessel to a third party, the related management agreement provides that Ship Finance’s obligation to pay the $6,500 fixed fee to Frontline Management will be suspended for so long as the vessel is bareboat chartered. Both Ship Finance and Frontline Management have the right to terminate any of the management agreements if the relevant charter has been terminated and in addition Ship Finance has the right to terminate any of the management agreements upon 90 days prior written notice to Frontline Management.

Frontline has guaranteed to Ship Finance Frontline Management’s performance under these management agreements.

Administrative Services Agreement

We have an administrative services agreement with Ship Finance under which Frontline Management provides certain administrative support services.  Frontline guarantees Frontline Management's performance under this administrative services agreement.

Sealift Ltd.

Purchase of Vessels and Option Agreements

During January 2007, we agreed with Ship Finance that we should acquire five single purpose companies from them, each being the owner of one single hull Suezmax tanker vessel. All of the five vessels were subject to long-term charters to our subsidiaries, Frontline Shipping Ltd. and Frontline Shipping II Ltd. Four of the vessels were furthermore parties to conversion contracts with Cosco Shipyard Group Co. Ltd. (“Cosco”) setting out the terms and conditions subject to which Cosco would convert their respective vessels to specially designed heavy lift vessels. In addition to the acquisition of the five companies we agreed with Ship Finance that we would acquire their rights and obligations under an option agreement with Cosco pursuant to which Ship Finance had a right to conclude conversion contracts for a further two vessels (the “Option Agreement”).

Purchase Agreement with Sealift

In January 2007, we also agreed with Sealift that they would purchase six single purpose companies from us, each being the owner of one single hull Suezmax tanker vessel together with our rights and obligations under the Option Agreement. Five of the companies to be sold were the same companies we had agreed to purchase from Ship Finance while the sixth was an existing subsidiary owning one single hull Suezmax tanker vessel. The long-term charters with Frontline Shipping Ltd. and Frontline Shipping II Ltd. were agreed to be replaced with bareboat charters and time charters with our subsidiary Key Chartering Inc., covering the period until each vessel was delivered to Cosco for conversion. The terms of the agreement included an obligation on us to take responsibility for the completion of the conversion of the four vessels subject to the conversion contracts with Cosco. This responsibility would include both the financing and payment of the work to be performed by Cosco and the supervision thereof throughout the conversion period.  We are liable for certain damages if the converted vessels are delivered after certain agreed times.  In addition, if delivery is delayed more than six months beyond the agreed delivery date, Sealift has the option to cancel the purchase of the vessel.

Sealift’s Financing

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

Sealift subsequently made an agreement to purchase all of the shares in Delphi Acquisition Holding (which was the owner of Dockwise Transport B.V., an established operator in the heavy lift market). This was financed by another share issue which diluted our ownership share in Sealift to 17.1%. We subsequently sold all our shares in Sealift and have no financial interest in the company.

Sea Production Ltd

On February 14, 2007 our subsidiary Frontline Floating Production Ltd. (“FFP”) entered into an agreement for the sale and purchase of assets with Sea Production whereby FFP agreed to sell to Sea Production; (i) 70% of its shares in Puffin Ltd., the company indirectly holding the ownership of the vessel “Front Puffin” under conversion to an FPSO, (ii) our outstanding inter-company loans relating to the purchase and conversion of “Front Puffin”, and (iii) all the shares of Sea Production Management AS, a Norwegian subsidiary where the floating production organization and expertise are employed. Also on February 14, 2007 Sea Production entered into a share purchase agreement with KSI Production Ltd. to acquire the remaining 30% of the shares of Puffin Ltd.

On February 15, 2007 Sea Production entered into two share purchase agreements with Greenwich Holdings Limited to acquire all the shares of Langford Shipping Company Limited and Melrose Shipping Company Limited respectively. Langford Shipping Company owned the Aframax tanker “Sea Cat”, and Melrose Shipping Company the vessel “Sea Jaguar”, also an Aframax tanker. Also on February 15 2007, Sea Production entered into a share purchase agreement with Seadrill Ltd. to acquire all the shares of Wisdom Shipping (S) Pte. Ltd., the owner of the FPSO “Crystal Ocean”.

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

United States Taxation

The following discussion is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury Department regulations, administrative rulings, pronouncements and judicial decisions, all as of the date of this Annual Report.  Unless otherwise noted, references to the “Company” include the Company’s Subsidiaries.  This discussion assumes that we do not have an office or other fixed place of business in the United States.

Taxation of the Company’s Shipping Income: In General

The Company anticipates that it will derive substantially all of its gross income from the use and operation of vessels in international commerce and that this income will principally consist of freights from the transportation of cargoes, charterhire or lease from time or voyage charters and the performance of services directly related thereto, which the Company refers to as “shipping income.”

Shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States will be considered to be 50% derived from sources within the United States. Shipping income attributable to transportation that both begins and ends in the United States will be considered to be 100% derived from sources within the United States. The Company is not permitted by law to engage in transportation that gives rise to 100% U.S. source income.

Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to U.S. federal income tax.

Based upon the Company’s anticipated shipping operations, the Company’s vessels will operate in various parts of the world, including to or from U.S. ports. Unless exempt from U.S. taxation under Section 883 of the Code, the Company will be subject to U.S. federal income taxation, in the manner discussed below, to the extent its shipping income is considered derived from sources within the United States.

Application of Code Section 883

Under the relevant provisions of Section 883 of the Code (“Section 883”), the Company will be exempt from U.S. taxation on its U.S. source shipping income if:

(i)
It is organised in a qualified foreign country which is one that grants an equivalent exemption from tax to corporations organised in the United States in respect of the shipping income for which exemption is being claimed under Section 883 (a “qualified foreign country”) and which the Company refers to as the “country of organisation requirement”; and

(ii)	It can satisfy any one of the following two stock ownership requirements for more than half the days during the taxable year:

•
the Company’s stock is “primarily and regularly” traded on an established securities market located in the United States or a qualified foreign country, which the Company refers to as the “Publicly-Traded Test”; or

•
more than 50% of the Company’s stock, in terms of value, is beneficially owned by any combination of one or more individuals who are residents of a qualified foreign country or foreign corporations that satisfy the country of organisation requirement and the Publicly-Traded Test, which the Company refers to as the “50% Ownership Test.”

The U.S. Treasury Department has recognized Bermuda, the country of incorporation of the Company and certain of its subsidiaries, as a qualified foreign country. In addition, the U.S. Treasury Department has recognized Liberia, Panama, the Isle of Man, Singapore and Cyprus, the countries of incorporation of certain of the Company’s subsidiaries, as qualified foreign countries.  Accordingly, the Company and its vessel owning subsidiaries satisfy the country of organization requirement.

Therefore, the Company’s eligibility to qualify for exemption under Section 883 is wholly dependent upon being able to satisfy one of the stock ownership requirements.

For the 2007 tax year, the Company satisfied the Publicly-Traded Test since, on more than half the days of the taxable year, the Company’s stock was primarily and regularly traded on the New York Stock Exchange.

Taxation in Absence of Internal Revenue Code Section 883 Exemption

To the extent the benefits of Section 883 are unavailable with respect to any item of U.S. source income, the Company’s U.S. source shipping income, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of the Company’s shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on the Company’s shipping income would never exceed 2% under the 4% gross basis tax regime.

Gain on Sale of Vessels.

Regardless of whether we qualify for exemption under Section 883, we will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under United States federal income tax principles.  In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States.  It is expected that any sale of a vessel by us will be considered to occur outside of the United States.

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

As used herein, the term “U.S. Holder” means a beneficial owner of our common stock that (i) is a U.S. citizen or resident, a U.S. corporation or other U.S. entity taxable as a corporation, an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust and (ii) owns the our common stock as a capital asset, generally, for investment purposes.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership.  If you are a partner in a partnership holding our common stock, you are encouraged consult your own tax advisor on this issue.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common stock to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles.  Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain.  Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us.

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (a “U.S. Individual Holder”) will generally be treated as “qualified dividend income” that is taxable to such U.S. Individual Holders at preferential tax rates (through 2008) provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the New York Stock Exchange on which our common stock is listed); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); and (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend.

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

Sale, Exchange or other Disposition of Common Stock

Assuming we do not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock.  Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period in the common stock is greater than one year at the time of the sale, exchange or other disposition.  A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

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

•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

•	at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary’s stock.  Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income.  By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

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

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which election we refer to as a “QEF election.” As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common stock, as discussed below.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an “Electing Holder,” the Electing Holder must report each year for United States federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder.  The Electing Holder’s adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits.  Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed.  An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate, our stock is treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common stock.  If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder’s adjusted tax basis in the common stock.  The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.  A U.S. Holder’s tax basis in his common stock would be adjusted to reflect any such income or loss amount.  Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year, whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the

 Non-Electing Holder’s holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock.  Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holders’ aggregate holding period for the common stock;

•	the amount allocated to the current taxable year and any taxable years before the Company became a PFIC would be taxed as ordinary income; and

•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common stock.  If a Non-Electing Holder who is an individual dies while owning our common stock, such holder’s successor generally would not receive a step-up in tax basis with respect to such stock.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements.  Such payments will also be subject to “backup withholding” if you are a non-corporate U.S. Holder and you:

•	fail to provide an accurate taxpayer identification number;

•	are notified by the Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

•	in certain circumstances, fail to comply with applicable certification requirements.

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

Liberian Taxation

The Republic of Liberia enacted a new income tax act effective as of January 1, 2001 (the “New Act”).  In contrast to the income tax law previously in effect since 1977 (the “Prior Law”), which the New Act repealed in its entirety, the New Act does not distinguish between the taxation of a non-resident Liberian corporation, such as our Liberian subsidiaries, which conduct no business in Liberia and were wholly exempted from tax under the Prior Law, and the taxation of ordinary resident Liberian corporations.

In 2004, the Liberian Ministry of Finance issued regulations pursuant to which a non-resident domestic corporation engaged in international shipping, such as our Liberian subsidiaries, will not be subject to tax under the New Act retroactive to January 1, 2001 (the “New Regulations”).  In addition, the Liberian Ministry of Justice issued an opinion that the New Regulations were a valid exercise of the regulatory authority of the Ministry of Finance.  Therefore, assuming that the New Regulations are valid, our Liberian subsidiaries will be wholly exempt from Liberian income tax as under the Prior Law.

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

Our exposure to interest rate risk relates to our floating rate debt, which totaled $80.0 million as of December 31, 2007 (2006: $1,602.9 million). The reduction in this balance is due to the fact that we do not consolidate Ship Finance at December 31, 2007. As of December 31, 2006, Ship Finance had 18 swaps with an aggregate notional value of $738.7 million. A one per cent change in interest rates would increase or decrease interest expense by $0.8 million per year as of December 31, 2007.

As of December 31, 2007, the fair market value of our fixed rate debt was $435.5 million (2006: $877.2 million). The reduction in this balance is due to the fact that we no longer consolidate Ship Finance in our financial statements. As of December 31, 2006, Ship Finance had outstanding Notes with a fair market value of $448.8 million. If interest rates were to increase or decrease by one per cent with all other variables remaining constant, we estimate that the market value of our fixed rate debt would have decreased or increased by approximately $26.7 million and $29.3 million respectively (2006: decrease by $48.4 million and increase by $52.5 million).

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

PART II

ITEM 13.                      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14.                      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15.                      CONTROLS AND PROCEDURES

a)   Disclosure Controls and Procedures

Management assessed the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this annual report as of December 31, 2007. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that the Company’s disclosure controls and procedures are effective as of the evaluation date.

b)   Management’s annual report on internal controls over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) promulgated under the Securities Exchange Act of 1934.

Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of Company’s management and directors; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

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

Our management with the participation of our Principal Executive Officer and Principal Financial Officer assessed the effectiveness of the design and operation of the Company’s internal controls over financial reporting pursuant to

Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31, 2007. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that the Company’s internal controls over financial reporting are effective as of December 31, 2007.

The effectiveness of the Company’s internal control over financial reporting as of December 31 2007 has been audited by PricewaterhouseCoopers AS., an independent registered public accounting firm, as stated in their report which appears herein.

c)   Changes in internal control over financial reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially effected or are reasonably likely to materially affect, the Company’s internal control over financial reporting

ITEM 16. RESERVED

ITEM 16 A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that the Company’s Audit Committee has one Audit Committee Financial Expert. Mr. Frixos Savvides is an independent Director and is the Audit Committee Financial Expert.

ITEM 16 B.  CODE OF ETHICS

We have adopted a Code of Ethics that applies to all entities controlled by us and all employees, directors, officers and agents of the Company. We have posted a copy of our Code of Ethics on our website at www.frontline.bm.  We will provide any person, free of charge, a copy of our Code of Ethics upon written request to our registered office.

ITEM 16 C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2007 and 2006 was PricewaterhouseCoopers AS. The following table sets forth for the two most recent fiscal years the fees paid or accrued for audit and services provided by PricewaterhouseCoopers AS.

(in thousands of $)	2007	2006
Audit Fees (a)	1,166	2,014
Audit-Related Fees (b)	—	—
Tax Fees (c)	—	—
All Other Fees (d)	—	—
Total	1,166	2,014

(a)	Audit Fees
Audit fees represent professional services rendered for the audit of our annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements.

(b)	Audit–Related Fees
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

ITEM 16D.                      EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E.                      PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

PART III

ITEM 17.                      FINANCIAL STATEMENTS

Not Applicable

ITEM 18                      FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F-37 are filed as part of this annual report:

ITEM 19.                      EXHIBITS

Number	Description of Exhibit

1.1*
Memorandum of Association of the Company, incorporated by reference to Exhibit 3.1 of the Company’s Registration Statement on Form F-1, Registration No. 33-70158 filed on October 12, 1993 (the “Original Registration Statement”).

1.2	Amended and Restated Bye-Laws of the Company as adopted by shareholders on September 28, 2007.

2.1*	Form of Ordinary Share Certificate, incorporated by reference to Exhibit 4.1 of the Original Registration Statement.

2.2*
Form of Deposit Agreement dated as of November 24, 1993, among Frontline Ltd (F/K/A London & Overseas Freighters Limited), The Bank of New York as Depositary, and all Holders from time to time of American Depositary Receipts issued there under, including form of ADR, incorporated by reference to Exhibit 4.2 of the Original Registration Statement.

2.3*
Form of Deposit Agreement dated as of November 24, 1993, as amended and restated as of May 29, 2001, among Frontline Ltd (F/K/A London & Overseas Freighters Limited), The Bank of New York as Depositary, and all Holders from time to time of American Depositary Receipts issued there under, including form of ADR, incorporated by reference to Exhibit 2 of the Company’s Annual Report on Form 20-F, filed on June 13, 2001 for the fiscal year ended December 31, 2000.

2.4*	Amendment No. 1 to the Rights Agreement incorporated by reference to Exhibit 4.3 of the Amalgamation Registration Statement.

2.5*
The Subregistrar Agreement related to the registration of certain securities issued by Frontline Ltd in the Norwegian Registry of Securities between Frontline Ltd and Christiania Bank og Kreditkasse ASA together with the Form of Warrant Certificate and Conditions attaching thereto, incorporated by reference to Exhibit 1.1 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 1998.

4.4*
Master Agreement, dated September 22, 1999, among Frontline AB and Frontline Ltd (collectively “FL”), Acol Tankers Ltd. (“Tankers”), ICB Shipping AB (“ICB”), and Ola Lorentzon (the “Agent”), incorporated by reference to Exhibit 3.1 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 1999.

4.6	Charter Ancillary Agreement between Frontline Ltd and Ship Finance International Limited dated January 1, 2004.

4.7*
Addendum to Charter Ancillary Agreement between Frontline Ltd and Ship Finance International Limited dated June 15, 2004 incorporated by reference to Exhibit 10.3 of the Company’s Annual Report on From 20-F for the fiscal year ended December 31, 2004.

4.8*	Form of Performance Guarantee issued by the Company incorporated by reference to Exhibit 10.4 of the Company’s Annual Report on From 20-F for the fiscal year ended December 31, 2004.

4.9*	Form of Time Charter incorporated by reference to Exhibit 10.5 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004.

4.10*	Form of Vessel Management Agreements incorporated by reference to Exhibit 10.6 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004.

4.11*	Administrative Services Agreement incorporated by reference to Exhibit 10.7 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004.

4.12*
Contribution Agreement between Frontline Ltd and Golden Ocean Group Limited dated November 29, 2004 incorporated by reference to Exhibit 10.8 of the Company’s Annual Report on From 20-F for the fiscal year ended December 31, 2004.

4.13
Second Supplemental Purchase Agreement between Sealift Ltd., Southwest Tankers Inc., Front Target Inc., Front Traveller Inc., West Tankers Inc., Granite Shipping Ltd., Quadrant Marine Inc. and Frontline Ltd. dated April 27, 2007.

4.14	Shareholder’s Agreement Relating to Sealift Ltd dated April 27, 2007.

4.15	Merger Agreement between Dockwise Limited and Sealift Ltd dated April 27, 2007.

4.16	Frontline Ltd Share Option Scheme dated November 16, 2006.

4.17
Management Agreement between Ship Finance International Limited and its subsidiaries and Frontline Management (Bermuda) Ltd, dated November 29, 2007. (Replaces Administrative Services Agreement dated December 31, 2004).

4.18	Addendum No. 3 to Charter Ancillary Agreement between Frontline Ltd, Ship Finance International Limited and Frontline Shipping Ltd, dated August 21, 2007.

4.19	Addendum No. 1 to Charter Ancillary Agreement between Frontline Ltd, Ship Finance International Limited and Frontline Shipping II Ltd, dated August 21, 2007.

8.1	Subsidiaries of the Company.

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

13.1	Certification of the Principal Executive Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Principal Financial Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Frontline Ltd
(Registrant)

Date: May 2, 2008	By:	/s/ Inger M. Klemp
	Name:	Inger M. Klemp
	Title:	Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Frontline Ltd

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and the changes in stockholders’ equity present fairly, in all material respects, the financial position of Frontline Ltd and its subsidiaries at December 31, 2007 and December 31, 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting appearing under item 15(b) of Frontline Ltd’s Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our audits, which were integrated audits in 2007 and 2006.

We did not audit the financial statements of Independent Tankers Corporation, Buckingham Shipping PLC, Caernarforn Shipping PLC, Holyrood Shipping PLC, Sandringham Shipping Plc, Golden State Petro (IOM I-A) PLC, Golden State Petro (IOM I-B) PLC and, from April 1, 2006, CalPetro Tankers (Bahamas III) Limited, wholly owned subsidiaries, which statements reflect total assets of $808.1 million and $797.4 million as of December 31, 2007 and December 31, 2006, respectively, and total revenues of $60.1 million, $58.1 million and $ 56.2 million for each of the three years in the period ended December 31, 2007.  The financial statements of Independent Tankers Corporation, Buckingham Shipping PLC, Caernarforn Shipping PLC, Holyrood Shipping PLC, Sandringham Shipping Plc, Golden State Petro (IOM I-A) PLC, Golden State Petro (IOM I-B) PLC and, from April 1, 2006, CalPetro Tankers (Bahamas III) Limited were audited by other auditors whose report thereon has been furnished to us, and our opinion on the financial statements expressed herein, insofar as it relates to the amounts included for Independent Tankers Corporation, Buckingham Shipping PLC, Caernarforn Shipping PLC, Holyrood Shipping PLC, Sandringham Shipping Plc, Golden State Petro (IOM I-A) PLC, Golden State Petro (IOM I-B) PLC and, from April 1, 2006, CalPetro Tankers (Bahamas III) Limited, is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits and the report of other auditors provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers AS
PricewaterhouseCoopers AS
Oslo, Norway
May 2, 2008

 Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Independent Tankers Corporation

We have audited the accompanying combined balance sheets of Independent Tankers Corporation (“ITC”) (a Cayman Islands Company and wholly owned subsidiary of Frontline Ltd.), Buckingham Shipping PLC, Caernarforn Shipping PLC, Holyrood Shipping PLC, Sandringham Shipping Plc, Golden State Petro (IOM I-A) PLC, Golden State Petro (IOM I-B) PLC and CalPetro Tankers (Bahamas III) Limited (collectively the “Company”) as of December 31, 2007 and 2006 and the related combined statements of operations, cash flows and changes in stockholders’ equity for each of the three years in the period ended December 31, 2007 (not presented separately herein).  These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Independent Tankers Corporation and Affiliates as of December 31, 2007 and 2006 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

New York, New York
April 9, 2008

Frontline Ltd.
Consolidated Statements of Operations for the years ended December 31, 2007, 2006 and 2005

(in thousands of $, except per share data)

	2007	2006	2005
Operating revenues
Time charter revenues	432,813	352,575	197,291
Bareboat charter revenues	57,052	85,969	142,562
Voyage charter revenues	801,546	1,114,531	1,152,245
Other income	8,516	5,294	3,877
Total operating revenues	1,299,927	1,558,369	1,495,975
Gain on sale of assets	118,168	95,655	76,081
Operating expenses
Voyage expenses and commission	352,451	399,046	336,963
Ship operating expenses	196,258	194,635	147,524
Profit share expense	37,279	-	-
Charterhire expenses	56,868	24,923	11,711
Administrative expenses	36,410	32,143	21,049
Depreciation	219,638	199,876	196,672
Total operating expenses	898,904	850,623	713,919
Net operating income	519,191	803,401	858,137
Other income (expenses)
Interest income	54,316	47,612	40,840
Interest expense	(204,535)	(200,396)	(205,937)
Equity earnings of unconsolidated subsidiaries and associated companies	573	1,118	3,379
Foreign currency exchange gain	3,312	1,056	18,829
Mark to market of derivatives	3,530	(10,897)	14,499
Gain on sale of securities	122,120	9,782	28,035
Dividends received	533	13,317	1,540
Other financial items, net	4,951	(3,663)	1,756
Net other expenses	(15,200)	(142,071)	(97,059)
Net income from continuing operations before income taxes and minority interest	503,991	661,330	761,078
Minority interest	(22,162)	(158,682)	(169,459)
Income tax (expense) benefit	(419)	(162)	19
Gain on issuance of shares by subsidiaries and associates	83,566	-	1,105
Net income from continuing operations	564,976	502,486	592,743
Discontinued operations	5,442	13,514	14,096
Net income	570,418	516,000	606,839

Earnings per share:
Basic earnings per share from continuing operations	$7.55	$6.72	$7.92

Diluted earnings per share from continuing operations	$7.55	$6.72	$7.92

Basic and diluted earnings per share from discontinued operations	$0.07	$0.18	$0.19

Basic and diluted earnings per share	$7.62	$6.90	$8.11

Weighted average shares outstanding, basic	74,825	74,825	74,825

Weighted average shares outstanding, diluted	74,867	74,825	74,825

Cash dividends per share declared	$8.30	$7.00	$10.10

See accompanying Notes that are an integral part of these Consolidated Financial Statements

Frontline Ltd.
Consolidated Balance Sheets as of December 31, 2007 and 2006

(in thousands of $)
	2007	2006
ASSETS
Current Assets
Cash and cash equivalents	168,432	197,181
Restricted cash	651,377	677,533
Marketable securities	15,684	1,469
Trade accounts receivable, net	59,523	59,728
Related party receivables	14,804	1,683
Other receivables	28,564	37,335
Inventories	55,435	43,791
Voyages in progress	60,479	43,412
Prepaid expenses and accrued income	8,424	11,900
Net investment in finance lease, current portion	-	23,608
Derivative instruments receivable amounts, short term	-	2,931
Other current assets	64	11,571
Total current assets	1,062,786	1,112,142
Newbuildings	160,298	166,851
Vessels and equipment, net	208,516	2,446,278
Vessels and equipment under capital lease, net	2,324,789	626,374
Investment in unconsolidated subsidiaries and associated companies	5,633	17,825
Net investment in finance lease, long term portion	-	175,141
Deferred charges	49	16,937
Derivative instruments receivable amounts, long term	-	17,807
Other long-term assets	20	10,582
Total assets	3,762,091	4,589,937

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	96,811	281,409
Current portion of obligations under capital leases	179,604	28,857
Related party payables	50,988	941
Trade accounts payable	16,043	17,573
Accrued expenses	101,128	90,316
Deferred charter revenue	13,342	15,783
Other current liabilities	132,310	9,037
Total current liabilities	590,226	443,916
Long-term liabilities
Long-term debt	376,723	2,181,885
Obligations under capital leases	2,318,794	723,073
Deferred gains on sales of vessels	19,810	21,732
Derivative instruments liabilities, long term	-	8,743
Other long-term liabilities	10,569	906
Total liabilities	3,316,122	3,380,255
Commitments and contingencies
Minority interest	-	541,122

Stockholders’ equity
Share capital (74,825,169 shares outstanding, par value $2.50)	187,063	187,063
Additional paid in capital	14,242	494,067
Contributed surplus	248,360	(8,145)
Accumulated other comprehensive loss	(3,696)	(4,425)
Retained earnings	-	-
Total stockholders’ equity	445,969	668,560
Total liabilities and stockholders’ equity	3,762,091	4,589,937

See accompanying Notes that are an integral part of these Consolidated Financial Statements

Frontline Ltd.
Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005

(in thousands of $)
	2007	2006	2005
Net income	570,418	516,000	606,839
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	221,246	203,849	198,875
Amortisation of deferred charges	810	3,346	16,705
Gain from sale of assets (including marketable securities)	(323,860)	(105,439)	(109,657)
Equity earnings of unconsolidated subsidiaries and associated companies	(573)	(1,118)	(3,380)
Unrealised foreign exchange loss (gain)	689	75	(2,222)
Adjustment of derivatives to market value	(3,541)	9,348	(12,335)
Minority interest	22,162	158,682	169,459
Other, net	(12,324)	(5,326)	(3,030)
Changes in operating assets and liabilities, net of effect of acquisitions:
Trade accounts receivable	(1,208)	12,991	64,981
Other receivables	22,495	(13,464)	(6,493)
Inventories	(11,772)	1,193	(12,967)
Voyages in progress	(17,068)	51,067	54,421
Prepaid expenses and accrued income	3,341	(4,231)	2,144
Trade accounts payable	47,830	8,191	1,114
Accrued expenses	17,241	4,777	7,126
Deferred charter revenue	2,441	8,179	2,689
Other, net	7,483	(16,564)	5,781
Net cash provided by operating activities	545,810	831,556	980,050
Investing activities
Maturity (placement) of restricted cash	12,674	13,730	(44,183)
Additions to newbuildings, vessels and equipment	(337,774)	(569,819)	(558,163)
Proceeds from sale of vessels and equipment	503,407	275,190	250,339
Insurance proceeds from loss of vessels and equipment	-	12,173	-
Investments in associated companies	(60,510)	(3,431)	(2,610)
Dividends received from associated companies	255	1,318	20,911
Purchase of minority interest	-	(7,198)	(33,083)
Proceeds from sale of investments in associated companies	116,631	-	-
Receipts from finance leases and loans receivable	5,564	12,562	7,051
Purchases of other assets	(43,375)	(71,067)	(168,038)
Proceeds from sale of other assets	162,392	154,409	152,752
Proceeds from issuance of shares in subsidiary	-	7,800	-
Proceeds from sale of newbuilding contracts	-	9,769	16,800
Sale of subsidiary, net of cash sold	38, 308	-	-
Cash effect of deconsolidation of subsidiary	(146,435)	-	-
Net cash provided by (used in) investing activities	251,137	(164,564)	(358,224)
Financing activities
Proceeds from long-term debt	127,188	539,748	1,660,503
Repayments of long-term debt	(165,108)	(420,925)	(1,347,217)
Payment of obligations under capital leases	(130,362)	(24,706)	(22,230)
Debt fees paid	(1,406)	(2,230)	(7,405)
Cash dividends paid including amounts paid to minority interest	(656,008)	(654,480)	(909,574)
Net cash used in financing activities	(825,696)	(562,593)	(625,923)
Net (decrease) increase in cash and cash equivalents	(28,749)	104,399	(4,097)
Cash and cash equivalents at beginning of year	197,181	92,782	96,879
Cash and cash equivalents at end of year	168,432	197,181	92,782
Supplemental disclosure of cash flow information:
Interest paid, net of interest capitalized	206,495	207,610	225,053
Income taxes paid	215	62	46

See accompanying Notes that are an integral part of these Consolidated Financial Statements

Frontline Ltd.
Consolidated Statements of Changes in Stockholders’ Equity for the years ended December 31, 2007, 2006 and 2005

(in thousands of $, except number of shares)

	2007	2006	2005
NUMBER OF SHARES OUTSTANDING
Balance at beginning and end of year	74,825,169	74,825,169	74,825,169

SHARE CAPITAL
Balance at beginning and end of year	187,063	187,063	187,063

ADDITIONAL PAID IN CAPITAL
Balance at beginning of year	494,067	494,067	494,067
Shares issued	-	-	-
Shares bought back and cancelled	-	-	-
Stock option expense	962	-	-
Transfer to contributed surplus	(480,787)	-	-
Balance at end of year	14,242	494,067	494,067

CONTRIBUTED SURPLUS
Balance at beginning of year	(8,145)	40,720	74,060
Contribution from related party	-	-	85,364
Cash dividends	(212,896)	(35,634)	(203,643)
Minority interest in deemed equity contributions and deemed dividends	(11,386)	(13,231)	84,939
Transfer from additional paid in capital	480,787	-	-
Balance at end of year	248,360	(8,145)	40,720

ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance at beginning of year	(4,425)	(6,684)	5,414
Other comprehensive income (loss)	729	2,259	(12,098)
Balance at end of year	(3,696)	(4,425)	(6,684)

RETAINED EARNINGS
Balance at beginning of year	-	-	157,364
Net income	570,418	516,000	606,839
Cash dividends	(408,196)	(488,158)	(552,322)
Stock dividends	(162,222)	(27,842)	(211,881)
Balance at end of year	-	-	-

TOTAL STOCKHOLDERS’ EQUITY	445,969	668,560	715,166

COMPREHENSIVE INCOME
Net income	570,418	516,000	606,839
Unrealised (loss) gains from marketable securities	(595)	1,721	(11,877)
Foreign currency translation	1,324	538	(221)
Other comprehensive income	729	2,259	(12,098)

Comprehensive income	571,147	518,259	594,741

See accompanying Notes that are an integral part of these Consolidated Financial Statements

Notes to Consolidated Financial Statements

1.	GENERAL

Frontline Ltd. (the “Company” or “Frontline”) is a Bermuda based shipping company engaged primarily in the ownership and operation of oil tankers, including oil/bulk/ore (“OBO”) carriers. The Company operates tankers of two sizes: very large crude carriers (“VLCCs”) which are between 200,000 and 320,000 deadweight tons (“dwt”), and Suezmaxes, which are vessels between 120,000 and 170,000 dwt. The Company operates primarily through subsidiaries and partnerships located in Bermuda, Isle of Man, Liberia, Norway, Singapore, Cayman Islands, the United Kingdom and the Bahamas. The Company is also involved in the charter, purchase and sale of vessels.

The Company’s ordinary shares are listed on the New York Stock Exchange, the Oslo Stock Exchange and the London Stock Exchange.

In October 2003, the Company established Ship Finance International Limited (“Ship Finance”) in Bermuda.  Through transactions executed in January 2004, the Company transferred to Ship Finance ownership of 46 vessel-owning entities each owning one vessel and its corresponding financing, and one entity owning an option to acquire a VLCC. The Company then leased these vessels back on long-term charters.

Since May 2004, the Company has distributed its holding of Ship Finance to its shareholders and in March 2007, the Company distributed the majority of its remaining 11.1% shareholding to its shareholders. The Company still holds 73,383 shares in Ship Finance which represents 0.01% of Ship Finance’s total shares. Prior to the final distribution of shares in March 2007, the Company consolidated Ship Finance under the provisions of FASB Interpretation No. 46 (revised December 2003) Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (“FIN 46(R)”). Subsequent to the distribution in March 2007, the Company no longer consolidates Ship Finance. Refer to Note 4 for further information.

In January 2007, the Company’s wholly owned subsidiary Sealift Ltd (“Sealift”) completed a private placement raising $180.0 million in equity. The Company participated by investing $60.0 million and as a result of the private placement, its shareholding was reduced to 33.3%. The Company consequently began accounting for its investment under the equity method. Sealift used the proceeds from the private placement along with the proceeds from a $110.0 million bond facility, $120.0 million of a $240.0 million term loan facility and short term sellers’ credit of $80 million from the Company, to acquire from the Company four single hull vessels to be converted to heavy lift vessels and two Suezmax vessels. The private placement discussed above was conditional on the acquisition of the assets described above being effective and the sellers credit is payable to the Company upon the completion and delivery of each of the last two converted vessels with $40 million allocated to each vessel. In May 2007, Sealift acquired Dockwise Ltd (“Dockwise”) and immediately completed another private placement for 39.8 million shares, of which the Company subscribed for five million shares. The Company’s investment was reduced to 17.1% as a result of these transactions. In July 2007, Sealift changed its name to Dockwise. In October 2007, the Company sold its entire shareholding in Dockwise. Refer to Note 27 for further information.

In February 2007, the Company’s wholly owned subsidiary Sea Production Ltd (“Sea Production”) completed a private placement raising $180.0 million in equity and simultaneously acquired the Company’s floating production activities. The Company subscribed for 28.3% of the shares and consequently accounted for its investment under the equity method.  In June 2007, the Company disposed of its entire shareholding in Sea Production. Refer to Note 27 for further information.

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

A variable interest entity (“VIE”) is a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including: decision making ability and an interest in the entity's residual risks and rewards or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or  where (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity's activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights. FIN 46(R) requires a variable interest entity to be consolidated if any of its interest holders are entitled to a majority of the entity's residual return or are exposed to a majority of its expected losses.

Investments in companies over which the Company exercises significant influence but does not consolidate are accounted for using the equity method. The Company records its investments in equity-method investees in the consolidated balance sheets as “Investment in unconsolidated subsidiaries and associated companies” and its share of the investees’ earnings or losses in the consolidated statements of operations as “Share in results of unconsolidated subsidiaries and associated companies”. The excess, if any, of purchase price over book value of the Company’s investments in equity method investees is included in the accompanying consolidated balance sheets in “Investment in unconsolidated subsidiaries and associated companies”.

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

Marketable securities

Marketable equity securities held by the Company are considered to be available-for-sale securities and as such are carried at fair value with resulting unrealised gains and losses, net of deferred taxes if any, recorded as a separate component of other comprehensive income in stockholders’ equity.

Inventories
Inventories comprise principally of fuel and lubricating oils and are stated at the lower of cost and market value. Cost is determined on a first-in, first-out basis.

Investment in finance leases

Certain vessels have been chartered under agreements that are classified as direct financing leases. The minimum payments under the charter agreements are recorded as the gross investment in the finance lease.  The difference between the gross investment in the finance lease and the cost of the vessel is recorded as unearned income.  Throughout the term of the charter agreement, the Company records as revenue interest income and unearned income. This unearned income is amortised to income over the life of the charter agreement to produce a constant periodic rate of return on the net investment in the finance lease.

Vessels and equipment

The cost of the vessels less estimated residual value is depreciated on a straight-line basis over the vessels’ estimated remaining economic useful lives. The estimated economic useful life of the Company’s double hull vessels is 25 years and for single hull vessels is either 25 years or the vessel’s anniversary date in 2015, whichever comes first. Other equipment is depreciated over its estimated remaining useful life, which approximates five years.

Vessels and equipment under capital lease

The Company charters in certain vessels under agreements that are classified as capital leases. Depreciation of vessels under capital lease is included within depreciation and amortisation expense in the consolidated statement of operations. Vessels under capital lease are depreciated on a straight-line basis over the vessels’ remaining economic useful lives or on a straight-line basis over the term of the lease. The method applied is determined by the criteria by which the lease has been assessed to be a capital lease.

Newbuildings

The carrying value of the vessels under construction (“Newbuildings”) represents the accumulated costs to the balance sheet date which the Company has had to pay by way of purchase instalments and other capital expenditures together with capitalised interest and associated finance costs. No charge for depreciation is made until the vessel is put into operation.

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

Impairment of long-lived assets

The carrying value of long-lived assets that are held and used by the Company are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be appropriate. The Company assesses recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and fair value.  In addition, long-lived assets to be disposed of are reported at the lower of carrying amount and fair value less estimated costs to sell.

Deferred charges

Loan costs, including debt arrangement fees, are capitalised and amortised on a straight-line basis over the term of the relevant loan. The straight line basis of amortisation approximates the effective interest method in the Company’s consolidated statement of operations. Amortisation of loan costs is included in interest expense.  If a loan is repaid early, any unamortised portion of the related deferred charges is charged against income in the period in which the loan is repaid.

Discount on loans
Discount on issue of certain of the Company’s long-term debt is being amortised over the respective periods to maturity of the debt.

Trade accounts receivable
Trade and other receivables are presented net of allowances for doubtful balances. If amounts become uncollectible, they are charged against income when that determination is made.

Revenue and expense recognition

Revenues and expenses are recognised on the accruals basis. Revenues are generated from freight billings, time charter and bareboat charter hires. Voyage revenues and expenses are recognised ratably over the estimated length of each voyage and, therefore, are allocated between reporting periods based in the relative transit time in each period. The impact of recognising voyage expenses ratably over the length of each voyage is not materially different on a quarterly and annual basis from a method of recognising such costs as incurred. Probable losses on voyages are provided for in full at the time such losses can be estimated. Time charter and bareboat charter revenues are recorded over the term of the charter as a service is provided. The Company uses a discharge-to-discharge basis in determining percentage of completion for all spot voyages and voyages servicing contracts of affreightment whereby it recognises revenue rateably from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. The Company does not begin recognising revenue until a charter has been agreed to by a customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

Amounts receivable or payable arising from profit sharing arrangements are accrued based on amounts earned as of the reporting date. Profit share income represents vessel earnings earned by the Company’s customers in excess of market rates. Profit share expense represents amounts due to Ship Finance based on 20% of the excess of  vessel revenues earned by the Company over the base hire paid to Ship Finance for chartering in the vessels.

Revenues and voyage expenses of the vessels operating in pool arrangements are pooled and the resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula.  Formulae used to allocate net pool revenues vary among different pools but generally allocate revenues to pool participants on the basis of the number of days a vessel operates in the pool with weighting adjustments made to reflect vessels’ differing capacities and performance capabilities.  The same revenue and expense principles stated above are applied in determining the pool’s net pool revenues.  Certain pools are responsible for paying voyage expenses and distribute net pool revenues to the participants.  Certain pools require the participants to pay and account for voyage expenses, and distribute gross pool revenues to the participants such that the participants’ resulting net pool revenues are equal to net pool revenues calculated according to the agreed formula.  The Company accounts for gross pool revenues allocated by these pools as “pool revenues” which are included in voyage revenues in its consolidated statements of operations.

Gain on sale of assets

Gain on sale of assets includes gains from the sale of vessels, gains from the termination of leases and gains from the sale of heavy lift conversion projects. Gains from the sale of assets are recognised when the vessel has been delivered and all risks have been transferred and is determined by comparing the proceeds received with the carrying value of the vessel. Gains from the termination of leases are recognised when the lease is effectively terminated and the vessel has been redelivered to the owner. Gains from sale of heavy lift conversion projects are recognised as each converted vessel is delivered.  The amount recognised is the gain allocated to each vessel that is not contingent upon future events.  Deferred gains are recorded as Other Current Liabilities.

Drydocking

Normal vessel repair and maintenance costs are expensed when incurred. The Company recognises the cost of a drydocking at the time the drydocking takes place, that is, it applies the “expense as incurred” method.

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

Foreign currencies

The functional currency of the Company and the majority of its subsidiaries is the U.S. dollar as the majority of revenues and expenditures are denominated in U.S. dollars. The Company’s reporting currency is also U.S. dollars. For subsidiaries that maintain their accounts in currencies other than U.S. dollars, the Company uses the current method of translation whereby the statements of operations are translated using the average exchange rate and the assets and liabilities are translated using the year end exchange rate. Foreign currency translation gains or losses are recorded as a separate component of other comprehensive income in stockholders’ equity.

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

Share-based payments

The Company accounts for share based payments in accordance with SFAS 123(R) Share-Based Payments (“FAS 123(R)”).  Accordingly, the Company expenses the fair value of stock options issued to employees over the period in which the options vest.

Earnings per share

Basic earnings per share (“EPS”) is computed based on the income available to common stockholders and the weighted average number of shares outstanding for basic EPS. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

Issuance of shares by a subsidiary/ associate

The Company recognises a profit when its subsidiary or associate issues stock to third parties at a price per share in excess of its carrying amount if such profit is realisable.  If such profit is not realisable, it is recorded as an increase to contributed surplus.

Reclassification

Effective 2007, the Company has elected to reclassify certain balances in its consolidated financial statements. The Company has reclassified commissions paid on some of the Company’s time charters which has resulted in a decrease in ship operating expenses and an increase of voyage expenses of $2.8 million in the year ended December 31, 2006. Effective 2007, the Company has elected to separately disclose related party balances which were previously reported in other receivables and other current liabilities and to separately disclose additional paid in capital which was previously reported within contributed surplus. Prior period comparatives have been reclassified to conform to the current year presentation.

3.	RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard No. 157, Fair Value Measurements (“FAS 157”). FAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and expands on required disclosures about fair value measurement under other accounting pronouncements that require or permit fair value measurements. Accordingly, this statement does not require any new fair value measurements. FAS 157 is effective for fiscal years beginning after December 15, 2007 and interim periods within such years. In February 2008, the FASB issued a staff position that delays the effective date of FAS 157 for all nonfinancial assets and liabilities except for those recognised or disclosed at least annually with the revised effective date being fiscal years beginning after November 15, 2008. Adoption of FAS 157 is not expected to have a material effect on the Company’s consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standard No. 159, The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115 (“FAS 159”). FAS 159 allows  entities to choose to measure many financial instruments and certain other items at fair value, with unrealised gains and losses related to these financial instruments being reported in earnings at each subsequent reporting date. FAS 159 is effective for fiscal years beginning after November 15, 2007. Adoption of FAS 159 on January 1, 2008 is not expected to have a material effect on the Company’s consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standard No. 141 (revised 2007), Business Combinations (“FAS 141(R)”). FAS 141(R) establishes the principles and requirements for how an acquirer recognises and measures the identifiable assets acquired, the liabilities assumed, the noncontrolling interest in the acquiree and the goodwill acquired. FAS 141(R) requires the acquirer in a business combination to:

•	recognise 100% of the fair values of acquired assets, including goodwill, and assumed liabilities even if the acquirer has not acquired 100% of the target entity
•	apply fair value to contingent consideration arrangements at the acquisition date
•	expense transaction costs as incurred rather than including as part of the fair value of an acquirer’s interest
•	fair value certain pre-acquisition contingencies such as environmental or legal issues
•	limit the accrual of the costs for a restructuring plan in purchase accounting

FAS 141(R) is effective prospectively to business combinations where the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption is not permitted. Adoption of FAS 141(R) is not expected to have a material effect on the Company’s consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standard  No. 160, Non controlling Interest in Consolidated Financial Statements, an amendment of ARB No. 51 (“FAS 160”). FAS 160 clarifies the classification of non controlling interests (i.e. minority owners’ interests in subsidiaries) in consolidated balance sheets and the accounting for and reporting of transactions between the reporting entity and holders of such non controlling interests. FAS 160 requires that:

•	non controlling interests are reported as an element of consolidated equity, thereby removing the current practice of classifying minority interest within the mezzanine section of the balance sheet
•
reported net income will consist of the total income of all consolidated subsidiaries, with separate disclosure on the face of the income statement of the split of that income between the controlling and non controlling interests

•
movements in the non controlling ownership interest amount will be accounted for as equity transactions. If the controlling interest loses control and deconsolidates a subsidiary, full gain or loss on the transition will be recognised

SFAS 160 is effective prospectively for fiscal years beginning after December 15, 2008. Early adoption is not permitted. The following provisions are required to be adopted retrospectively:

•	non controlling interests are required to be reclassified from the mezzanine section to equity in the consolidated balance sheet
·	consolidated net income must be recast to include net income attributable to both controlling and non controlling interests.

Adoption of FAS 160 will result in the Company reporting minority interest as a component of equity in the balance sheet.

4.	DECONSOLIDATION OF SHIP FINANCE

The Company distributed the majority of its remaining shareholding of Ship Finance in March 2007 and no longer consolidates Ship Finance as of March 31, 2007.

FIN 46(R) was applied to Ship Finance as a holding company and to each of its subsidiaries. Ship Finance was determined to be the primary beneficiary of its subsidiaries with the exception of the Front Shadow where Golden Ocean Group Limited (“Golden Ocean”), as the lessee, was determined to be the primary beneficiary. As a result, these subsidiaries are being consolidated or accounted for under the equity method by Ship Finance as appropriate. The Company was determined to be the primary beneficiary of the holding company Ship Finance as a result of the variable interests held by the Company and its related parties. Consequently, Ship Finance and its subsidiaries were consolidated until Frontline distributed the majority of its remaining shares in Ship Finance.

Under FIN 46(R), the primary beneficiary should reconsider whether it is still the primary beneficiary if it sells or otherwise disposes of its variable interests to unrelated parties. As such, the Company’s distribution of shares in March is a reconsideration event and it was determined that the Company was no longer the primary beneficiary of Ship Finance. Accordingly, the Company is no longer consolidating Ship Finance as of March 31, 2007.

A summary of the major changes to the financial statements of the Company is as follows:

•	Vessels leased from Ship Finance which were previously reported as vessels and equipment are now reported as vessels under capital lease
•	Capital lease obligations with Ship Finance which were previously eliminated on consolidation are reported as liabilities with related interest recorded in the consolidated statement of operations

•	Debt incurred by Ship Finance, which was previously reported as debt of the Company, is no longer reported

•	Derivative instruments held by Ship Finance are no longer reported

•	Minority interest expense relating to Ship Finance is no longer reported

•	Profit share expense relating to amounts due to Ship Finance is now presented in the consolidated statement of operations

•	Results from Ship Finance’s container ships and jack-up rigs are reported as discontinued operations in the years ended December 31, 2007, 2006 and 2005

Prior to the deconsolidation of Ship Finance, items of expenditure incurred by Ship Finance which have been recorded in the Company’s consolidated statement of cash flows for the year ended December 31, 2007 include:

•	Purchase of the container ship Horizon Hawk for $56.8 million
•	Payments totalling $126.5 million relating to Ship Finance’s second jack up rig West Prospero
•	Cash from debt draw downs totalling $127.2 million
•	Debt repayments totalling $122.4 million

5.	SEGMENT INFORMATION

The Company and the chief operating decision maker (“CODM”) measure performance based on the Company’s overall return to shareholders based on consolidated net income. Consequently, the Company has only one reportable segment: tankers  The tankers segment includes crude oil tanker vessels and OBO or oil/bulk/ore vessels. Both types of vessel are managed as part of this one segment.

The consolidated financial statements include the results of rigs and containerships as discontinued operations.

The Company’s management does not evaluate performance by geographical region as this information is not meaningful.

The Company performs in two markets, the wet market whereby crude oil is transported, and the dry market whereby dry cargo is transported. An analysis of revenues from these services is as follows:

(in thousands of $)	2007	2006	2005
Total operating revenues – wet market	1,171,000	1,461,901	1,387,009
Total operating revenues – dry market	120,170	90,699	104,668

During the year ended December 31, 2007, the Company reported total income from one customer of $247.3 million which represented approximately 19% of consolidated operating revenues (2006: one customer which represented approximately 13% and 2005: one customer which represented approximately 10.4%). These revenues are reported under the tanker segment.

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

A reconciliation between the income tax expense resulting from applying the U.S. Federal statutory income tax rate and the reported income tax expense has not been presented herein as it would not provide additional useful information to users of the financial statements as the Company’s net income is subject to neither Bermuda nor U.S. tax.

Other Jurisdictions

Certain of the Company’s subsidiaries in Singapore, Norway and the United Kingdom are subject to taxation in their respective jurisdictions. The tax paid by subsidiaries of the Company that are subject to taxation is not material.

The Company adopted FASB Interpretation No. 48 Accounting for Uncertainty in Income Taxes (“FIN 48”) on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognised in financial statements in accordance with Statement of Financial Accounting Standard 109 Accounting for Income Taxes. FIN 48 requires companies to determine whether it is more likely than not that a tax position taken or expected to be taken in a tax return will be sustained upon examination. If a tax position meets the more likely than not recognition threshold, it is measured to determine the amount of benefit to recognise in the financial statements. The Company has not recognised any additional liabilities or expenses on adoption of FIN 48 and does not have any unrecognised tax benefits, material accrued interest or penalties relating to income taxes.

7.	EARNINGS PER SHARE

The computation of basic earnings per share (“EPS”) is based on the weighted average number of shares outstanding during the year. The computation of diluted EPS assumes the foregoing and the exercise of stock options using the treasury stock method.

The components of the numerator for the calculation of basic EPS and diluted EPS for net income from continuing operations and net income are as follows:

(in thousands of $)	2007	2006	2005
Net income from continuing operations	564,976	502,486	592,743
Discontinued operations	5,442	13,514	14,096
Net income available to stockholders	570,418	516,000	606,839

The components of the denominator for the calculation of basic EPS and diluted EPS are as follows:

(in thousands)	2007	2006	2005
Basic earnings per share:
Weighted average number of ordinary shares outstanding	74,825	74,825	74,825

Diluted earnings per share:
Weighted average number of ordinary shares outstanding	74,825	74,825	74,825
Stock options	42	-	-
	74,867	74,825	74,825

	2007	2006	2005
Anti-dilutive options	-	100,000	-

The Company has reclassified 2007 and prior years for discontinued operations relating to container ships and rigs. The effect on EPS of this reclassification is as follows:

(in thousands of $)	2007	2006	2005
Discontinued operations – containers and rigs	5,442	13,514	5,311
Basic and diluted EPS – containers and rigs	$0.07	$0.18	$0.07

Discontinued operations – drybulk	-	-	8,785
Basic and diluted EPS – drybulk	-	-	$0.12

8.	LEASES

As of December 31, 2007, the Company leased in 56 vessels on long-term time charters and bareboat charters from third parties and related parties.  Three of these leases are classified as operating leases and 53 as capital leases.   With the exception of the Company’s long-term leases with Ship Finance, the Company’s long-term leases of vessels generally contain optional renewal periods and purchase and put options.

Rental expense

Charter hire payments to third parties for certain contracted-in vessels are accounted for as operating leases. The Company is also committed to make rental payments under operating leases for office premises. The future minimum rental payments under the Company’s non-cancellable operating leases are as follows:

(in thousands of $)
Year ending December 31,
2008	38,857
2009	35,786
2010	34,067
2011	27,845
2012	8,741
2013 and later	5,928
Total minimum lease payments	151,224

Total rental expense for operating leases was $59.0 million, $26.5 million and $12.9 million for the years ended December 31, 2007, 2006 and 2005, respectively.

The following table discloses information about the terms of the Company’s long term leases for vessels contracted in which are accounted for as operating leases:

Vessel Type	Expiry of Mandatory Lease Period	Extended Lease Periods at Lessor’s Option	Extended Lease Periods at Company’s Option	Company’s Purchase Option Periods	Lessor’s Put Option Exercise Date
Front Warrior (Suezmax)	2007	2008-2011	2010-2011	2007- 2011	2011
Hampstead	2012	none	none	none	none
Kensington	2011	none	none	none	none

The lease for Front Warrior was extended for an additional two years at the lessor’s option on January 1, 2008. The minimum lease payments for this optional period have been included in the analysis above.

A liability for put options on vessels leased on operating leases is recorded at such time that market conditions make it likely that a put option will be exercised on the exercise date.  A liability is recognised based on the amount, if any, by which the put option price exceeds the fair market value of the related vessel. As of December 31, 2007, no such liability had arisen.

Nine of the vessels leased by the Company are leased from special purpose lessor entities which were established and are owned by independent third parties who provide financing through debt and equity participation. Each entity owns one vessel, which is leased to the Company, and has no other activities.  Prior to the adoption of FIN 46(R), these special purpose entities were not consolidated by Frontline. One of these leases is accounted for as operating leases and eight of these leases are accounted for as capital leases.  The Company has determined that due to the existence of certain put and call options over the leased vessels, these entities are variable interest entities.  The determination of the primary beneficiary of a variable interest entity requires knowledge of the participations in the equity of that entity by individual and related equity holders.  Our lease agreements with the leasing entities do not give us any right to obtain this information and the Company has been unable to obtain this information by other means.  Accordingly the Company is unable to determine the primary beneficiary of these leasing entities. As of December 31, 2007, the original cost to the lessor of the assets under such arrangements was $618.5 million. As of December 31, 2007 and 2006, the Company's residual value guarantees associated with these leases, which represent the maximum exposure to loss, are $85.0 million.

The following table discloses information about the Company’s activity with these non-consolidated lessor entities in the three year period ended December 31, 2007:

	Year ended December 31,
	2007	2006	2005
Repayments of principal obligations under capital leases	28,857	25,142	22,205
Interest expense for capital leases	32,605	34,867	36,850
Charterhire expense for operating leases	5,311	5,402	5,211

As of December 31, 2007, the Company leased out 34 of its vessels to third parties on time and bareboat charters with initial periods ranging between three months and five years. All of those leases are classified as operating leases.

Rental income

The minimum future revenues to be received on time and bareboat charters which are accounted for as operating leases and other contractually committed income as of December 31, 2007 are as follows:

(in thousands of $)	Total
2008	362,982
2009	264,508
2010	109,095
2011	28,468
2012	15,627
2013 and later	-
Total minimum lease revenues	780,680

The cost and accumulated depreciation of the vessels leased to third parties as of December 31, 2007 were approximately $1,825.2 million and $513.5 million, respectively, and as of December 31, 2006 were approximately $2,167.4 million and $849.3 million, respectively. Two of the vessels currently leased to third parties are leased in on operating leases by the Company.

9.	MARKETABLE SECURITIES

Marketable securities held by the Company are equity securities considered to be available-for-sale securities.

(in thousands of $)	2007	2006
Cost	16,008	1,198
Net unrealised (loss) gain	(324)	271
Fair value	15,684	1,469

The net unrealised loss on marketable securities, including a component of foreign currency translation, included in comprehensive income is $0.3 million – a decrease of $0.6 million for the year ended December 31, 2007 (2006 – net unrealised gain of $0.3 million).  During the year ended December 31, 2007, the net unrealised gain as of December 31, 2006 was released into the income statement as a result of the sale of the shares held.

(in thousands of $)	2007	2006	2005
Proceeds from sale of available-for-sale securities	162,392	154,409	152,752
Realised gain (including amounts classified in discontinued operations)	49,023	9,782	28,035
Realised loss (including amounts classified in discontinued operations)	(40)	-	-

The cost of sale of available-for-sale marketable securities is calculated on an average cost basis. Realised gains and losses are recorded as gain on sale of securities in the consolidated statement of operations. Refer to Note 27 for further information on gains recorded in gain on sale of securities resulting from sales of assets not previously classified as marketable securities.

10.	TRADE ACCOUNTS RECEIVABLE, NET

Trade accounts receivable are presented net of allowances for doubtful accounts relating to demurrage claims amounting to $1.3 million and $3.0 million as of December 31, 2007 and 2006 respectively.

11.	OTHER RECEIVABLES

(in thousands of $)	2007	2006
Agent receivables	3,537	7,039
Claims receivables	6,355	8,458
Receivable from sale of assets	13,372	13,372
Other receivables	5,300	8,466
	28,564	37,335

Other receivables are presented net of allowances for doubtful accounts amounting to $nil as of December 31, 2007 and 2006.

12.	OTHER CURRENT ASSETS

(in thousands of $)	2007	2006
Security deposits on newbuildings	-	11,222
Other	64	349
Other current assets	64	11,571

Security deposits on newbuildings relate to deposits paid plus related interest accrued by Ship Finance in relation to containership newbuildings. The Company stopped consolidating the results of Ship Finance with effect from March 31, 2007.

13.	NEWBUILDINGS

(in thousands of $)	2007	2006
Newbuildings	160,298	166,851

The carrying value of newbuildings represents the accumulated costs which the Company has paid by way of purchase instalments and other capital expenditures together with capitalised loan interest.  Interest capitalised in the cost of newbuildings amounted to $10.4 million in 2007 (2006: $3.6 million, 2005: $nil).

As of December 31, 2007, there were seven newbuilding contracts representing costs of $113.1 million (2006: six contracts representing costs of $71.0 million) and two conversion projects representing costs of $47.2 million (2006: two projects representing costs of $95.9 million). The conversion projects are for the conversion of two single hull Suezmax tankers into heavy lift vessels which are already subject to a sales agreement as discussed in Note 27.

The conversion projects reported in 2006 were for the conversion of a single hull Suezmax tanker into a heavy lift vessel which was sold to Dockwise in March 2007 and the conversion of an Aframax tanker into a Floating Production Storage and Offloading (“FPSO”) vessel which was sold to Sea Production in February 2007.

14.	VESSELS AND EQUIPMENT, NET

(in thousands of $)	2007	2006
Cost	273,399	3,567,607
Accumulated depreciation	(64,883)	(1,121,329)
Net book value at end of year	208,516	2,446,278

Included in the above amounts as of December 31, 2007 and 2006 is equipment with a net book value of $3.6 million and $3.5 million respectively.

The Company stopped consolidating the results of Ship Finance with effect from March 31, 2007. This has resulted in a net book value of vessels totalling $2,181.6 million that were reported as wholly owned vessels in 2006 no longer being reported as these are now recorded as vessels under capital lease.

Depreciation expense for vessels and equipment was $46.3 million, $157.6 million and $198.8 million for the years ended December 31, 2007, 2006 and 2005, respectively, including amounts recorded in discontinued operations. Depreciation expense for the year ended December 31, 2007 includes $32.1 million relating to vessels leased from Ship Finance which are now accounted for as vessels under capital leases.

15.	VESSELS UNDER CAPITAL LEASE, NET

(in thousands of $)	2007	2006
Cost	3,153,602	853,169
Accumulated depreciation	(828,813)	(226,795)
Net book value at end of year	2,324,789	626,374

Depreciation expense for vessels under capital lease was $174.9 million, $46.2 million and $46.2 million for the years ended December 31, 2007, 2006 and 2005, respectively.

The outstanding obligations under capital leases are payable as follows:

(in thousands of $)
Year ending December 31,
2008	345,231
2009	427,108
2010	476,348
2011	343,333
2012	241,181
2013 and later	1,726,150
Minimum lease payments	3,559,351
Less: imputed interest	(1,060,953)
Present value of obligations under capital leases	2,498,398

As of December 31, 2007, the Company held 54 vessels under capital leases (2006 – twelve), of which, 41 are leased from Ship Finance. These leases are for terms that range from six to 24 years.

The Company has purchase options over eight of these vessels at certain specified dates and the lessor has options to put these vessels to the Company at the end of the lease term. Gains arising from the sale and leaseback transactions have been deferred and are being amortised over the lease terms.

The following table discloses information about the terms of the Company’s capital leases for vessels excluding those leased from Ship Finance:

Vessel Type	Expiry of Mandatory Lease Period	Extended Lease Periods at Lessor’s Option	Extended Lease Periods at Company’s Option	Company’s Purchase Option Periods	Lessor’s Put Option Exercise Date
Front Crown (VLCC)	2009	2010-2014	2013-2014	2009 to 2014	2014
Front Chief (VLCC)	2009	2010-2014	2013-2014	2009 to 2014	2014
Front Commander (VLCC)	2009	2010-2014	2013-2014	2009 to 2014	2014
Front Eagle (VLCC)	2010	2011-2015	2014-2015	2010 to 2015	2015
Front Melody (Suezmax)	2011	2012-2015	2014-2015	2011 to 2015	2015
Front Symphony (Suezmax)	2011	2012-2015	2014-2015	2011 to 2015	2015
Front Tina (VLCC)	2011	2012-2015	2014-2015	2011 to 2015	2015
Front Commodore (VLCC)	2011	2012-2015	2014-2015	2011 to 2015	2015
British Pioneer (VLCC)	2024	none	Note (2)	Note (1)	none
British Progress (VLCC)	2025	none	Note (2)	Note (1)	none
British Purpose (VLCC)	2025	none	Note (2)	Note (1)	none
British Pride (VLCC)	2025	none	Note (2)	Note (1)	none

Put options on vessels leased under leases classified as capital leases are recorded as part of the lease’s minimum lease payments.  Lease liabilities are amortised so that the remaining balance at the date the put option becomes exercisable is equal to the put option amount.  An additional liability is recognised based on the amount, if any, by which the put option price exceeds the fair market value of the related vessel. As of December 31, 2007 no such additional liability had arisen.

(1)	The Company does not have options to purchase the vessel but it has first refusal if the vessel’s owner offers the vessel for sale.
(2)	The Company has the right to terminate the lease at any time but only with permission of the charterer.

The Company’s capital leases for vessels leased from Ship Finance are long-term, fixed rate leases which extend for various periods depending on the age of the vessels The following table discloses information about the terms of these leases:

Vessel Type	Expiry of Mandatory Lease Period	Company’s Optional Termination Date	Company’s Purchase Option Periods	Lessor’s Put Option Exercise Date
OBO (8 vessels)	2015	none	none	none
Non double hull Suezmax and VLCC (9 vessels)	2013	2010	none	none
Double hull Suezmax (6 vessels)	2017-2021	none	none	none
Double hull VLCC (18 vessels)	2021-2027	none	none	none

In conjunction to the leases with Ship Finance, the Company has also entered into charter ancillary agreements whereby the Company agrees to pay Ship Finance a profit sharing payment equal to 20% of the charter revenues earned by the Company in excess of the daily base charterhire paid to Ship Finance. Subsequent to 2010, non-double hull vessels will be excluded from this profit sharing calculation. In the year ended December 31, 2007, total profit share due to Ship Finance was $52.5 million, of which $15.2 million was recorded in the quarter ended March 31, 2007 and subsequently eliminated as a result of the consolidation of Ship Finance.

The Company is obligated to ensure that a charter service reserve be held which can only be used to make charter payments to Ship Finance and for reasonable working capital to meet short term voyage expenses. The charter reserve is based on the number of vessels that the Company charters from Ship Finance. As of December 31, 2007, the total charter service reserve is $226.7 million and the balance is recorded as restricted cash in the Company’s consolidated balance sheet.

16.	EQUITY METHOD INVESTMENTS

As of December 31, 2007, the Company had the following participation in investments that are recorded using the equity method:

	2007	2006
International Maritime Exchange ASA	-	24.49%
Front Tobago Shipping Corporation	40.00%	40.00%
Golden Fountain Corporation	50.00%	50.00%
Front Shadow Inc	-	100.00%
CalPetro Tankers (Bahamas I) Limited	100.00%	100.00%
CalPetro Tankers (Bahamas II) Limited	100.00%	100.00%
CalPetro Tankers (IOM) Limited	100.00%	100.00%

Summarised balance sheet information of investees which the Company accounts for under the equity method investees as of December 31, 2007 is as follows:

(in thousands of $)	2007	2006
Current assets	19,639	71,320
Non current assets	64,558	139,983
Current liabilities	11,313	27,267
Non current liabilities	66,681	99,247

Summarised statement of operations information of investees which the Company accounts for under the equity method as of December 31, 2007 is as follows:

(in thousands of $)	2007	2006	2005
Net operating revenues	35,020	28,876	27,377
Net operating (loss) income	5,197	10,461	27,545
Net (loss) income	5,232	3,691	20,312

Dividends totalling $0.3 million were received from equity method investees in the year ended December 31, 2007.

In 2007, the Company sold its entire investment in International Maritime Exchange ASA (“IMAREX”) for net proceeds of $50.5 million resulting in a gain on sale of $41.9 million which has been reported in gain from sale of securities.

Front Shadow is a wholly owned subsidiary of Ship Finance and was incorporated during 2006 for the purpose of holding a single capital asset and leasing that asset to a related party. Up until the deconsolidation of Ship Finance, the entity was accounted for under the equity method as it was determined that the entity was a VIE and that Ship Finance was not the primary beneficiary under FIN 46(R).  As a result of deconsolidation of Ship Finance in March 2007, Front Shadow is no longer reported by the Company.

The Company has determined that under FIN 46(R), it is not the primary beneficiary of the VIEs CalPetro Tankers (Bahamas I) Limited (“CalPetro BI”), CalPetro Tankers (Bahamas II) Limited (“CalPetro BII”) and CalPetro Tankers (IOM) Limited (“CalPetro IOM”) and as such, these entities are being equity accounted for. These companies were incorporated in 1994 for the purpose of acquiring three oil tankers from Chevron Transport Corporation (“Chevron”) and concurrently charter these vessels back to Chevron on long-term charter agreements. The companies were acquired by Independent Tankers Corporation (“ITC”) which in turn is a wholly owned subsidiary of the Company. In April 2006, Chevron cancelled its bareboat contract with CalPetro Tankers (Bahamas III) Limited (“CalPetro BIII”). Under FIN 46(R) this was considered to be a reconsideration event and the Company began consolidating the VIE into its accounts from that date. The Company does not guarantee the debt of these entities and the net assets of the three entities that are not consolidated total $4.1 million.

In January 2007, the Company had a 33.3% investment in Sealift and accounted for this investment under the equity method. In May 2007, the Company’s investment was reduced to 17.1% and as a result of the Company’s inability to exercise significant influence, the investment was accounted for as marketable securities from that date.

In February 2007, the Company had a 28.3% investment in Sea Production and accounted for this investment under the equity method until it sold its entire shareholding in June 2007.

17.	INVESTMENT IN FINANCE LEASES

Ship Finance’s jack-up drilling rig was chartered on a long term fixed rate bareboat charter to a subsidiary of Seadrill Limited (“Seadrill”). The terms of the charter provide the charterer with various call options throughout the charter period, which expires in 2021. Refer to Note 26 for further information.

The following schedule lists the components of the net investment in finance lease:

(in thousands of $)	2007	2006
Total minimum lease payments to be received	-	297,277
Estimated residual values of leased property (unguaranteed)	-	60,000
Less : Unearned income	-	(158,528)
Net investment in finance leases	-	198,749

As a result of deconsolidation of Ship Finance, the Company no longer reports any investments in finance leases.

18.	DEFERRED CHARGES

Deferred charges represent debt arrangement fees that are capitalised.  If a loan is repaid early, any unamortised portion of the related deferred charges is charged against income in the period in which the loan is repaid. The deferred charges are comprised of the following amounts:

(in thousands of $)	2007	2006
Debt arrangement fees	384	24,102
Accumulated amortisation	(335)	(7,165)
	49	16,937

As a result of the deconsolidation of Ship Finance, $16.8 million of deferred charges previously reported in 2006 are no longer reported in the Company’s results.

19.	ACCRUED EXPENSES

(in thousands of $)	2007	2006
Voyage expenses	22,707	22,064
Ship operating expenses	21,385	22,748
Administrative expenses	6,634	6,618
Interest expense	31,335	37,627
Taxes	483	317
Accrued conversion costs for heavy lift vessels	15,233	-
Other	3,351	942
	101,128	90,316

20.	OTHER CURRENT LIABILITIES

(in thousands of $)	2007	2006
Accrued charterhire	708	681
Proceeds from sale and conversion of vessels, deferred	124,597	-
Other	7,005	8,356
	132,310	9,037

The Company sold four converted heavy lift vessels and two Suezmax vessels to Dockwise in March 2007 with the Company being responsible for the conversion of four Suezmax vessels into heavy lift vessels with delivery staggered between May 2007 and June 2008. The net proceeds were deferred with gains being recognised in the consolidated statement of operations as each converted vessel is delivered to Dockwise. Two converted vessels were delivered during the year and the balance of proceeds relating to the remaining two converted vessels is being deferred until delivery of the last two vessels which is expected in the second quarter of 2008.

21.	DEBT

(in thousands of $)	2007	2006
US Dollar denominated floating rate debt (LIBOR + 0.50% ) due through 2008	80,000	1,602,920
8.5% Senior Notes due 2013	-	449,080
Serial Notes (6.5% to 6.68%) due through 2010	17,100	30,800
Term Loans (8.52%) due 2015	11,328	12,744
Term Notes (7.84% to 8.04%) due through 2021	364,860	366,200
	473,288	2,461,744
Credit facilities	246	1,550
Total debt	473,534	2,463,294
Less: short-term and current portion of long-term debt	(96,811)	(281,409)
	376,723	2,181,885

The outstanding debt as of December 31, 2007 is repayable as follows:

(in thousands of $)
Year ending December 31,
2008	96,811
2009	13,144
2010	13,045
2011	17,425
2012	22,120
2013 and later	310,989
473,534

The weighted average interest rate for the floating rate debt denominated in US dollars was 5.93% as of December 31, 2007 (2006 – 5.39%). The 2006 interest rate takes into consideration related interest rate swaps held by Ship Finance.

As a result of the deconsolidation of Ship Finance, $1,915.2 million of debt as of December 31, 2006 is no longer reported in the Company’s consolidated balance sheet.

US DOLLAR DENOMINATED FLOATING RATE DEBT EXCLUDING SHIP FINANCE

$20.0 million term loan facility

In October 2004, the Company entered into a $20.0 million secured term loan facility. The facility bore interest at LIBOR plus a margin. The loan was repaid in full in February 2007.

$69.0 million term loan facility

In December 2005, the Company entered into a $69.0 million loan facility with DnB NOR Bank ASA. The facility bore interest at LIBOR plus a margin and was secured by certain marketable securities and cash deposits. The facility was repaid in full in August 2006.

$24.0 million term loan facility

In September 2006, the Company entered into a $24.0 million secured term loan facility. The facility bore interest at LIBOR plus a margin. The facility was repaid in April 2007.

$20.0 million term loan facility

In January 2005, the Company entered into a $20.0 million secured term loan facility. The facility bore interest at LIBOR plus a margin. The facility was repaid in full in July 2007.

$80.0 million term loan facility

In June 2006, the Company entered into a $80.0 million secured term loan facility.  The facility bears interest at LIBOR plus a margin. The facility is due June 2008 and is expected to be refinanced. The facility contains a minimum value covenant and covenants that require the Company to maintain a minimum level of free cash and positive working capital.

TERM AND SERIAL NOTES

ITC is the holding company for three separate structures involved in financing and leasing transactions. One of these structures has Serial Notes maturing between 2007 and 2010 and two of these structures have Term Notes maturing between 2019 and 2021. The Notes are collateralised by first preferred mortgages on the vessels owned by the ITC subsidiaries. As of December 31, 2007, the effective interest rate for the Term and Serial Notes was 7.85% (2006 – 7.80%).

The 7.84% First Preferred Mortgage Term Notes due 2021 and the 8.04% First Preferred Mortgage Term Notes due 2019 are each subject to redemption through the operation of mandatory sinking funds according to the schedule of sinking fund redemption payments set forth below.  The sinking fund redemption price is 100% of the principal amount of Term Notes being redeemed, together with accrued and unpaid interest to the date fixed for redemption.

(in thousands of $)
Year ending December 31,
2008	5,765
2009	7,600
2010	11,115
2011	16,635
2012	21,270
2013 and later	302,475
364,860

TERM LOANS

Principal is repayable on the 8.52% Term Loans due 2015 in accordance with a remaining eight year sinking fund schedule. Of the four entities reporting these term loans, only one entity, CalPetro BIII is consolidated as the remaining three entities are accounted for under the equity method under FIN 46(R). As discussed above, CalPetro BIII’s initial charter with Chevron was terminated on April 1, 2006 and as such, the revised sinking fund redemption amounts and final principal payment is as follows:

Scheduled payment date	Amount $’000
2008	-
2009	444
2010	730
2011	790
2012	850
2013 and later	8,514
11,328

US DOLLAR DENOMINATED FLOATING RATE DEBT INCURRED BY SHIP FINANCE AS OF DECEMBER 31, 2006

$1,131.4 million secured term loan facility

In February 2005, Ship Finance entered into a $1,131.4 million term loan facility with a syndicate of banks.  The proceeds from the facility were used to repay the $1,058.0 million syndicated senior secured credit facility and for general corporate purposes. The facility bears interest at LIBOR plus a margin. The facility is repayable over a term of six years.

In September 2006, Ship Finance signed an agreement whereby the existing debt facility, which had been partially repaid, was increased by $219.7 million to the original amount of $1,131.4 million.  The increase is available on a revolving basis.

$350.0 million combined senior and junior secured term loan facility

In June 2005, Ship Finance entered into a combined $350.0 million senior and junior secured term loan facility with a syndicate of banks.  The proceeds from the facility were used to fund the acquisition of five new VLCCs. The facility bears interest at LIBOR plus a margin. The facility is repayable over a term of seven years.

$210.0 million secured term loan facility

In April 2006, Ship Finance entered into a $210.0 million secured term loan facility with a syndicate of banks to partly fund the acquisition of five new container vessels.  The facility bears interest at LIBOR plus a margin and is repayable over a term of 12 years.

$165.0 million secured term loan facility

In June 2006, Ship Finance entered into a $165.0 million secured term loan facility with a syndicate of banks. The proceeds of the facility were used to partly fund the acquisition of the jack up drilling rig West Ceres. The facility currently bears interest at LIBOR plus a margin and is repayable over a term of six years.

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

In 2006, Ship Finance bought back and cancelled notes with a principal amount of $8.0 million. As of December 31, 2006, the outstanding amount of Notes was $449.1 million.

Assets pledged
(in thousands of $)	2007	2006
Ship mortgages	204,876	2,494,526
Restricted bank deposits (excluding amounts held in charter service reserve)	424,677	408,432

22.	SHARE CAPITAL

Authorised share capital:

(in thousands of $, except share data)	2007	2006
125,000,000 ordinary shares of $2.50 each	312,500	312,500

Issued and fully paid share capital:

(in thousands of $, except share data)	2007	2006
74,825,169 ordinary shares of $2.50 each (2006: 74,825,169)	187,063	187,063

The Company’s ordinary shares are listed on the New York Stock Exchange, the Oslo Stock Exchange and the London Stock Exchange.

In September 2007, the Company reduced its additional paid in capital account by $480.8 million and the amount resulting from the reduction was credited to the Company’s contributed surplus account.

23.	ACCUMULATED OTHER COMPREHENSIVE INCOME
The activity in Accumulated Other Comprehensive Income may be summarised as follows:

	Unrealised investment gains (losses)	Translation adjustments and other	Total
Balance at December 31, 2004	10,427	(5,013)	5,414
Translation adjustment for the year	-	(221)	(221)
Net unrealised gains and losses for the year	655	-	655
Reclassification adjustments for realised gains included in net income	(12,532)	-	(12,532)
Balance at December 31, 2005	(1,450)	(5,234)	(6,684)
Translation adjustment for the year	-	538	538

	Unrealised investment gains (losses)	Translation adjustments and other	Total
Net unrealised gains and losses for the year	295	-	295
Reclassification adjustments for realised gains included in net income	1,426	-	1,426
Balance at December 31, 2006	271	(4,696)	(4,425)
Translation adjustment for the year	-	1,324	1,324
Net unrealised gains and losses for the year	(324)	-	(324)
Reclassification adjustments for realised gains included in net income	(271)	-	(271)
Balance at December 31, 2007	(324)	(3,372)	(3,696)

24.	SHARE OPTION PLANS

In November 2006, the Company’s board of directors approved the Frontline Ltd Share Option Scheme (the “Frontline Scheme”).  The Frontline Scheme permits the board of directors, at its discretion, to grant options to acquire shares in the Company to employees and directors of the Company or its subsidiaries and will expire in November 2016.  The subscription price for all options granted under the scheme will be reduced by the amount of all dividends declared by the Company in the period from the date of grant until the date the option is exercised, provided the subscription price is never reduced below the par value of the share.  Options granted under the scheme will vest at a date determined by the board at the date of the grant.  The options granted under the plan to date vest over a period of one to three years.  There is no maximum number of shares authorised for awards of equity share options and authorised, unissued or treasury shares of the Company may be used to satisfy exercised options.

The fair value of each option award is estimated on the date of the grant using a Black Scholes option valuation model with the following assumptions:

2006
Risk free interest rate	4.74%
Expected life	3.5 years
Expected volatility	44%
Expected dividend yield	0%

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

The following summarises share option transactions related to the Frontline Scheme:

(in thousands except per share data)	Options	Exercise Price
Options outstanding as of December 31, 2005	-	-
Granted	100	NOK 238.50
Exercised	-	-
Cancelled	-	-
Options outstanding as of December 31, 2006	100	NOK 238.50
Granted	-	-
Exercised	-	-
Cancelled	-	-
Options outstanding as of December 31, 2007	100	NOK 175.70

Exercisable options	33.3	NOK 162.36

The weighted average grant-date fair value of options granted during 2006 is $15.23.

As of December 31, 2007, there was $0.6 million in unrecognised compensation cost related to non-vested options granted under the Frontline Scheme.  The compensation expense will be recognised over a period of three years in accordance with vesting conditions. Compensation expense recognised in the years ended December 31, 2007 and 2006 were $0.9 million and nil respectively.

25.	FINANCIAL INSTRUMENTS

Interest rate risk management

Interest rate swaps

In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. Ship Finance has a portfolio of swaps that swap floating rate interest to fixed rate, which from a financial perspective hedge interest rate exposure. The counterparties to such contracts are Credit Agricole Indosuez, Deutsche Schiffsbank, DnB NOR ASA, Skandinaviska Enskilda Banken AB, Fortis Bank, Scotia Bank, Nordea Bank Norge ASA, Citibank, HSH Nordbank, HBOS, and NIBC. Credit risk exists to the extent that the counterparties are unable to perform under the contracts.The Company no longer consolidates Ship Finance and therefore no longer reports Ship Finance’s portfolio of swaps.

The Company does not hold or issue instruments for speculative or trading purposes

The Company managed its debt portfolio with interest rate swap agreements in U.S. dollars to achieve an overall desired position of fixed and floating interest rates. As of December 31, 2006, Ship Finance had entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR:

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

As of December 31, 2006, the notional principal amounts subject to such swap agreements were $738.7 million.

Foreign currency risk

The majority of the Company’s transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. Certain of the Company’s subsidiaries report in Sterling or Norwegian kroner and risks of two kinds arise as a result:

•	a transaction risk, that is, the risk that currency fluctuations will have a negative effect on the value of the Company’s cash flows;

•
a translation risk, that is, the impact of adverse currency fluctuations in the translation of foreign operations and foreign assets and liabilities into U.S. dollars for the Company’s consolidated financial statements.

Accordingly, such risk may have an adverse effect on the Company’s financial condition and results of operations. The Company has not entered into derivative contracts for either transaction or translation risk.

Forward freight contracts

The Company may enter into forward freight contracts, futures and option contracts in order to manage its exposure to the risk of movements in the spot market for certain trade routes for speculative purposes. Market risk exists to the extent that spot market fluctuations have a negative effect on the Company’s cash flows and consolidated statements of operations. As of December 31, 2007 and 2006, the Company had no such contracts outstanding.

Fair Values
The carrying value and estimated fair value of the Company’s financial instruments as of December 31, 2007 and 2006 are as follows:

	2007		2006
(in thousands of $)	Carrying Value	Fair Value	Carrying Value	Fair Value
Non-Derivatives:
Cash and cash equivalents	168,432	168,432	197,181	197,181
Restricted cash	651,377	651,377	677,533	677,533
Marketable securities	15,684	15,684	1,469	1,469
Floating rate debt and credit facilities	80,246	80,246	1,604,470	1,604,470
8.5% Senior notes	-	-	449,080	448,799
Serial Notes (6.5% to 6.68%) due through 2010	17,100	17,405	30,800	31,307
8.52% Term Loan, due 2015	11,328	12,169	12,744	13,588
Term Notes (7.84% to 8.04%) due through 2019	364,860	405,923	366,200	383,492

Derivatives:
Interest rate swap transactions receivable	-	-	17,807	17,807
Interest rate swap transactions payable	-	-	(8,743)	(8,743)
Bond swaps	-	-	2,931	2,931

The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value.

The estimated fair value of marketable securities is based on the quoted market price of these or similar instruments.

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

The fair value of interest rate swaps is estimated by taking into account the cost of entering into interest rate swaps to offset the Company’s outstanding swaps.

In February 2006, Ship Finance entered into a total return bond swap line with Fortis Bank for a term of twelve months. This swap facilitated the repurchase of Ship Finance’s 8.5% Senior Notes in the amount of $50.0 million. The fair value of the bond swap is estimated by taking into account the cost of entering into the bond swap to offset Ship Finance’s outstanding bond swap.

Concentrations of risk

There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Skandinaviska Enskilda Banken (“SEB”), The Bank of New York and Nordea Bank Norge (“Nordea”). There is a concentration of credit risk with respect to restricted cash to the extent that substantially all of the amounts are carried with SEB, Nordea, Pacific Life, The Bank of New York, HSBC Midland, CIBC World Markets and JP Morgan Chase. However, the Company believes this risk is remote as these banks are high credit quality financial institutions.

The majority of the vessels’ gross earnings are receivable in U.S. dollars. During the year ended December 31, 2007, one customer accounted for more than 10% of our consolidated operating revenues (2006 and 2005: one customer).

26.	RELATED PARTY TRANSACTIONS

In June 2006, Ship Finance purchased the jack-up rig West Ceres from a subsidiary of Seadrill for a total consideration of $210.0 million. Upon delivery to Ship Finance, the rig was immediately chartered back to the subsidiary under a 15-year bareboat charter agreement, fully guaranteed by Seadrill, who has options to buy back the rig after three, five, seven, 10, 12 and 15 years.

In September 2006, Ship Finance acquired the Panamax Golden Shadow for $28.4 million from Golden Ocean. The vessel was chartered back to Golden Ocean for a period of 10 years.  As part of the agreement, Golden Ocean provided an interest free and non-amortizing seller’s credit of $2.6 million.  Golden Ocean has been granted fixed purchase options after three, five, seven and 10 years.  At the end of the charter, Ship Finance has an option to sell the vessel back to Golden Ocean at an agreed fixed price of $10.4 million, including the $2.6 million seller’s credit.

In August 2007, the Company sold the single hull vessel Front Horizon to a subsidiary of Farahead Holdings Limited for net proceeds of $28.0 million resulting in a net gain of $6.2 million.

As of March 31, 2007, the Company is no longer consolidating the results of Ship Finance. The majority of the Company’s leased vessels are leased from Ship Finance and under a Charter Ancillary Agreement, Ship Finance is entitled to a share of the Company’s earnings on these leased vessels. A summary of leasing transactions with Ship Finance during the year ended 31 December 2007 (excluding amounts prior to deconsolidation) is as follows:

(in thousands of $)	2007
Charterhire paid (principal and interest)	273,239
Payments received for termination of leases	29,343
Profit share expense	37,279
Remaining lease obligation	1,767,758

A summary of net amounts earned and balances with related parties excluding charterhire is as follows:

Net amounts earned from related parties	Year ended December 31,
(in thousands of $)	2007	2006	2005
Seatankers Management Co. Ltd	582	432	265
Golar LNG Limited	284	180	255
Ship Finance International Limited	1,525	-	-
Norse Energy Group ASA (formerly Northern Oil ASA)	-	-	6
Golden Ocean Group Limited	2,099	597	362
Individual related to John Fredriksen	-	12	-
Aktiv Kapital First Investment Ltd	-	-	10
Greenwich Holdings Ltd	69	-	-
Bryggegata AS	(1,430)	(1,021)	(692)
Seadrill Limited	(52)	545	(24)
CalPetro Tankers (Bahamas I) Limited	40	40	38
CalPetro Tankers (Bahamas II) Limited	40	40	38
CalPetro Tankers (Bahamas III) Limited	-	-	38
CalPetro Tankers (IOM) Limited	40	40	38

Net amounts earned from related parties comprise office rental income and management, technical and commercial advisory, newbuilding supervision, corporate and administrative service income. Net expenses paid to related parties comprise primarily of rental for office space.

Receivables (payables) with related parties	As of December 31,
(in thousands of $)	2007	2006
Ship Finance International Limited	(36,718)	-
Seatankers Management Co. Ltd	(900)	275
Golar LNG Limited	93	(553)
Northern Offshore Ltd	13	49
Golden Ocean Group Limited	1,160	942
Seadrill Limited	73	30
Greenwich Holdings	51	-
CalPetro Tankers (Bahamas I) Limited	13	10
CalPetro Tankers (Bahamas II) Limited	13	10
CalPetro Tankers (IOM) Limited	13	10

Receivables and payables with related parties comprise unpaid management, technical advisory, newbuilding supervision, administrative service and rental charges.  In addition, certain payables and receivables arise when the Company pays an invoice on behalf of a related party and vice versa.  The payable with Ship Finance also includes unpaid profit share due to Ship Finance. Receivables and payables with related parties are generally settled quarterly in arrears with the exception of profit share due to Ship Finance which is settled annually.

Ship Finance, Golar, Northern Offshore, Norse Energy, Aktiv Kapital, Seadrill, Bryggegata AS, Golden Ocean, Greenwich, Farahead and Seatankers are each subject to the significant influence or indirect control of John Fredriksen.  CalPetro BI, CalPetro BII, CalPetro BIII and CalPetro IOM were all equity accounted until March 31, 2006 at which point, the Company began consolidating CalPetro BIII.

During the year ended December 31, 2007, the Company held investments in Sea Production and Dockwise and earned income from these companies in the form of rental income and income earned from the provision of accounting services totalling $1.0 million. During the year, the Company disposed of its entire investments in these companies and they are no longer considered to be related parties. Refer to Note 27 for further discussion on gains from disposal of assets relating to Sea Production and Dockwise.

The Company also entered into bareboat contracts with Dockwise for five of the vessels sold with the charters expiring when the vessels entered the yard for conversion. As of December 31, 2007, charters for the two Suezmax vessels were still in place with termination expected in the second quarter of 2008. The Company is not responsible for the conversion of these two vessels. Charterhire paid to Dockwise in the year ended December 31, 2007 was $13.5 million.

27.	DISPOSAL OF ASSETS

In March 2007, the Company sold the single hull vessel Front Transporter for a net gain of $21.3 million which is reported as a gain on sale of assets.

As of December 31, 2006, the Company’s wholly owned subsidiary Sea Production held a 70% interest in Puffin Ltd (“Puffin”). Frontline FPSO Ltd (“Frontline FPSO”), a wholly owned subsidiary of Puffin, owned the vessel Front Puffin which was undergoing conversion into a FPSO vessel. In January 2007, Sea Production changed its name to Frontline Floating Production Ltd (“Frontline Floating Production”) and in February 2007, the Company set up another wholly owned subsidiary named Sea Production Ltd (“Sea Production”) with a view to spinning off its FPSO activities through Sea Production. In February 2007, Frontline Floating Production sold all its assets to Sea Production for a total consideration of $93.7 million. Simultaneously, Sea Production completed a private placement raising $180.0 million in equity. Frontline subscribed for 25.5 million shares for a total consideration of $51.0 million resulting in a 28.33% investment in Sea Production. A gain of $39.8 million has been recorded as a gain on issuance of shares by associates. The Company accounted for its investment in Sea Production under the equity method until the disposal of its entire shareholding in Sea Production in June 2007 resulting in a net gain of $31.2 million which has been recorded as gain on sale of securities.

In March 2007, Sealift acquired six single hull vessels, of which four were to be converted to heavy lift vessels, for a total purchase price of $476.0 million which was based on the estimated market value of the four converted heavy lift vessels and the two single hull Suezmax vessels. The purchase price includes $80.0 million short term seller’s credit from the Company which has been allocated equally to each of the last two remaining converted heavy lift vessels. This seller’s credit will be payable on delivery of each vessel. The sale of vessels to Sealift included an obligation on the Company to manage, supervise and pay the conversion costs for the four heavy lift vessels. The gain on sale arising from this transaction has been allocated to each vessel with $60.0 million of the gain being accounted for as an adjustment against the Company’s investment. The gain is recognised as each vessel is delivered. The two Suezmax vessels and two converted vessels were successfully delivered to Dockwise in 2007 resulting in a net gain of $60.7 million which has been recorded as a gain on sale of assets. The remaining two converted vessels are scheduled to be delivered in the second quarter of 2008 and conversion costs are currently being recorded in newbuildings. As of December 31, 2007, total deferred proceeds of $124.6 million from the sale and conversion of vessels are recorded in other current liabilities.

The Company accounted for its 33.3% investment in Sealift under the equity method. In May 2007, Sealift issued 94.1 million shares to the shareholders of Dockwise in exchange for all the shares and convertible securities of the entities owned by Dockwise. Sealift also completed a private placement for 39.8 million shares with the Company subscribing for 5 million shares. Sealift subsequently changed its name to Dockwise. A gain of $43.7 million has been recorded as a gain on issuance of shares by associates as a result. Subsequent to this transaction, the Company accounted for its 17.1% investment in Dockwise as marketable securities. In October 2007, the Company sold its entire investment in Dockwise for a net gain of $48.7 million which has been recorded as gain on sale of securities.

In June 2007, Ship Finance sold the single hull vessel Front Vanadis to a third party and as a result, terminated the Company’s long-term lease for the vessel. The Company received a termination payment of $13.2 million and recorded a net gain of $13.3 million as a gain on sale of assets.

In August 2007, the Company sold the single hull vessel Front Horizon for a net gain of $6.2 million which has been recorded as again on sale of assets.

In November 2007, the Company sold its entire investment in International Maritime Exchange ASA (“IMAREX”) for net proceeds of $50.5 million resulting in a gain on sale of $41.9 million which has been reported in gain from sale of securities.

In December 2007, Ship Finance sold the single hull vessel Front Birch to a third party and as a result, terminated the Company’s long-term lease for the vessel. The Company received a termination payment of $16.2 million and recorded a net gain of $16.6 million as a gain on sale of assets.

28.	MINORITY INTEREST AND DIVIDEND DISTRIBUTION TO SHAREHOLDERS

The Company accounts for pro-rata distributions to owners in a spin-off at the book value of shares distributed and accounts for non pro-rata distributions to owners in a spin-off at the fair value of shares distributed.

A summary of pro-rata partial spin offs of Ship Finance by the Company are as follows:

Distribution Date	% Frontline holding Distributed	Distribution Ratio (Ship Finance/ Frontline shares held)	Value of dividend $ millions
June 16, 2004	25.0%	1/4	$142.5
September 24, 2004	9.9%	1/10	$59.8
December 15, 2004	13.3%	2/15	$85.7
February 18, 2005	25.0%	1/4	$154.9
March 24, 2005	10.0%	1/10	$57.0
March 20, 2006	5.14%	1/20	$27.8
March 22, 2007	11.1%	3/28	$162.2

The value of the non-cash dividend is valued based on the book value of Ship Finance at the date of distribution. As a result of the final distribution on March 2007, the Company no longer consolidates Ship Finance and therefore no longer reports any related minority interest.

In November 2006, 30% of shares in Puffin Ltd, a subsidiary of the Company, were issued to a third party for $7.8 million as part of the proposed spin off of the Company’s FPSO (Floating Production, Storage and Offloading) operations. In February 2007, the Company sold its entire investment in Puffin Ltd to Sea Production and no longer reports any related minority interest.

29.	COMMITMENTS AND CONTINGENCIES

The Company insures the legal liability risks for its shipping activities with Assuranceforeningen SKULD, Assuranceforeningen Gard Gjensidig and Britannia Steam Ship Insurance Association Limited, all mutual protection and indemnity associations. As a member of these mutual associations, the Company is subject to calls payable to the associations based on the Company’s claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which result in additional calls on the members.

As of December 31, 2007, the Company had nine vessels that were sold by the Company at various times during the period from November 1998 to December 31, 2003, and leased back on charters that range for periods of eight to twelve and a half years with options on the lessors’ side to extend the charters for periods that range up to five years. Eight of these charters are accounted for as capital leases and one is accounted for as an operating lease. The Company has purchase options at certain specified dates and the lessor has options to put the vessels on the Company at the end of the lease terms for all of these nine vessels. The total amount that the Company would be required to pay under these put options with respect to the operating lease is $9.5 million.

As of December 31, 2007 Chevron charters three vessels on long-term bareboat charters recorded as investments in finance leases.  Chevron holds options to purchase each vessel for $1 on April 1, 2015 provided no earlier optional termination of the bareboat charter has occurred. The Company has not received notice of Chevron’s intent to terminate any of these charters.

As of December 31, 2007, the Company had seven contracts for the construction of four VLCC newbuildings scheduled for delivery in 2009 and 2010 and three Suezmax newbuildings scheduled for delivery in 2008 and 2009. As of December 31, 2007, the Company was committed to make further instalments of $523.2 million. As of December 31, 2007, the Company also had a further five contracts for Suezmax newbuildings scheduled for delivery in 2009 and 2010 with instalments totalling $357.0 million. Refund guarantees from the shipyards have not yet been received on these contracts.

As of December 31, 2007, the Company had contracts for the conversion of the single hull Suezmax vessels Front Traveller and Front Comor into heavy lift vessels. As of December 31, 2007, the Company was committed to make further instalments of $49.5 million for these two vessels. If the converted vessels are not delivered to Dockwise within six months of the agreed delivery date, Dockwise is entitled to cancel the purchase of the vessels and receive a full refund of the sale proceeds. The sales proceeds for these two vessels amounted to $200.0 million. The relevant dates are July 31, 2008 for Front Traveller and November 30, 2008 for Front Comor. The Company expects to deliver the converted vessels before the cancellation date.

The Company is a party, as plaintiff or defendant, to several lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the operation of its vessels, in the ordinary course of business or in connection with its acquisition activities.  The Company believes that the resolution of such claims will not have a material adverse effect on the Company’s operations or financial condition.

30.	SUPPLEMENTAL INFORMATION

Non-cash investing and financing activities include the following:

(in thousands of $)	2007	2006	2005

Dividends in kind:
Spin-off of Ship Finance	162,222	27,841	211,881

Purchase of marketable securities:
Forward contract	-	-	70,850

Vessels:
Reclassification of vessel under conversion to newbuildings	-	(55,317)	-
Vessel addition on termination of capital lease	-	13,502	-
Additions to vessels purchased from related party	-	-	85,363
Equity contribution from related party	-	-	(85,363)

31.	DISCONTINUED OPERATIONS

In 2005, the Company’s last remaining dry bulk vessel was sold and in 2007, due to the deconsolidation of Ship Finance in March 2007, the Company no longer reports results of Ship Finance’s containerships or jack up rigs.

The operations that have been disposed of have been recorded as discontinued operations in accordance with the requirements of FAS 144 Accounting for the Impairment or Disposal of Long-Lived Assets (“FAS 144”) as the operations and cash flows of the operations have been eliminated from the ongoing operations of the Company. The Company will not have any significant continuing involvement in these dry bulk, containership or jack-up rig operations in the future.

The following table presents the information required by FAS 144 in respect of discontinued operations:

(in thousands of $)	2007	2006	2005
Carrying amount of assets disposed of	524,961	-	12,875
Carrying amount of debt or lease retired	317,543	-	11,246

Amounts recorded in discontinued operations:
Operating revenues	11,465	25,494	9,865
Net income	5,442	13,514	14,096
Gain on disposal	-		5,533

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

In 2005 the Company recognised an expense in discontinued operations of $10.2 million in connection with its guarantee of profit sharing payments for the vessel Channel Alliance.  The Company’s guarantee was issued as part of the spin off of Golden Ocean in 2004.

32.	POOL REVENUES

Voyage charter revenues include pool revenues. Certain pools are responsible for paying voyage expenses and distribute net pool revenues to the participants while other pools require the participants to pay and account for voyage expenses, and distribute gross pool revenues to the participants such that the participants’ resulting net pool revenues are equal to net pool revenues calculated according to the agreed formula. An analysis of the Company’s pool revenues included within voyage revenues is as follows:

	2007	2006	2005
Pool earnings allocated on gross basis	34,369	131,099	128,726
Pool earnings allocated on net basis	-	-	25,015
Total pool earnings	34,369	131,099	153,741

33.	GAIN ON ISSUANCE OF SHARES BY ASSOCIATE

The Company had a 24.49% investment in IMAREX. IMAREX is an authorised marketplace for the trading of freight derivatives in the global oil and dry cargo shipping markets and was established in early 2000. On March 31, 2005, IMAREX announced that it had successfully concluded a share issue prior to its listing on the Oslo Stock Exchange. A total of 432,098 shares were sold for a price of NOK 81 per share (par value NOK 1) raising a total of NOK 35 million. The Company did not participate in this share issue and as a result, its holding changed from 26.56% to 24.84%. On July 14, 2005, IMAREX issued 98,750 shares pursuant to their employee share option scheme and as a result, in 2005, the Company’s holding changed to 24.49%. A gain of $1.1 million was recorded in the statement of operations in 2005 as a result of these share issues by IMAREX.

In February 2007, the Company’s wholly owned subsidiary Sea Production completed a private placement for 90.0 million shares at a price of $2 per share, raising a total of $180.0 million. The Company subscribed for 25.5 million shares which represented a 28.3% investment. A gain of $39.8 million was recorded in the statement of operations as a result of the issue of shares by Sea Production.

In May 2007, Dockwise, which the Company accounted for under the equity method, completed a private placement for 39.8 million shares at a price of NOK 30 per share raising a total of NOK 1,194.0 million. The Company subscribed for five million of these shares and as the subscription was not sufficient to maintain the Company’s proportionate interest, the Company’s shareholding was reduced from 33.3% to 17.1%. A gain of $43.8 million was recorded in the consolidated statement of operations as a result. The Company subsequently accounted for its 17.1% investment as marketable securities. In September 2007, Dockwise issued a further 0.5 million shares. The Company did not participate in this offering and its shareholding was further reduced to 16.6%.

34.	SUBSEQUENT EVENTS

In January 2008, the Company’s lease with Ship Finance for the Front Maple was terminated due to the sale of the vessel by Ship Finance. A termination fee of $16.7 million was received from Ship Finance.

In January 2008, Golden President Shipping Corporation, a wholly owned subsidiary of Golden Ocean, won a court case against Bocimar N.V. regarding disputed profit share due on a time charter and was awarded $14.7 million plus interest. Bocimar N.V. have subsequently appealed this decision.The Company had previously guaranteed the profit share due to Golden Ocean in connection with the spin off of Golden Ocean in 2004 and Golden Ocean is due to repay the amount awarded to the Company when it is received from Bocimar N.V.

In February 2008, the Company’s Board of Directors declared a cash dividend of $2.00 per share which was paid on March 10, 2008.

In February 2008, the Company invested $20 million in Navig8 Limited (“Navig8”) which represents a 15.8% investment in Navig8.

In February 2008, the Company announced the appointment of Ms. Katherine Fredriksen as a director of the Company to fill a vacancy created by the resignation of Mr. Tor Olav Troim.

In February 2008, as part of the Company’s planned spin-off of its investment in its Bermuda subsidiary Independent Tankers Corporation Limited (“ITCL”) to the Company’s shareholders, the Company’s Board of Directors declared a special dividend-in-kind of 20% of the Company’s investment in ITCL with the distribution date being March 6, 2008. Eligible shareholders received one share in ITCL for every five shares held in the Company. ITCL was registered on the over-the-counter market in Oslo (“Oslo OTC”) on March 7, 2008. Certain of the Company’s U.S. shareholders were excluded from the distribution with the estimated allotment of shares to these excluded shareholders being sold by the Company on their behalf over the first five days’ trading on the Oslo OTC market. The average share price determined as a result of these sales was NOK 8.78, equivalent to $1.72 per ITCL share. Accordingly, shareholders who were excluded from the distribution received a cash payment in lieu of shares of $0.34 per Frontline share.

In February 2008, the Company’s Board of Directors approved a grant of 760,000 share options to the Board of Directors, senior management and other employees in the Company under the terms of the Company’s existing share option scheme. The strike price for the options is NOK 243 per share and the options will vest over a period of three years.

In March 2008, the Company entered into a forward contract for 1,366,600 shares in Overseas Shipholding Group, Inc (“OSG”) which represents 4.4% of the total outstanding shares in OSG. The Company also announced that its existing holding of shares in OSG together with shares held by companies indirectly controlled by Mr. John Fredriksen corresponded to a 5.2% ownership of OSG resulting in a total combined ownership of 9.6%.

In April 2008, the Company entered into a contract for four VLCC newbuildings for an aggregate cost of $540 million for delivery between June and December 2011. The Company has also secured options for a further two similar newbuildings at a fixed price.