Form 20-F
period 2008-12-31
FRONTLINE LTD /
filed 2009-04-30
CIK 913290

UNITED STATES
  SECURITIES AND EXCHANGE COMMISSION
Washington, DC. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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

(Translation of Registrant's name into English)

Bermuda
(Jurisdiction of incorporation or organization)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Georgina Sousa, Telephone: (1) 441 295 6935, Facsimile: (1) 441 295 3494, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
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

77,858,502 Ordinary Shares, $2.50 Par Value

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

Yes ☒                                            No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐                                            No ☐

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

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

        Yes ☐                                           No ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐                                            No ☒

INDEX TO REPORT ON FORM 20-F

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

In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, changes in world wide oil production and consumption and storage, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission or Commission.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Throughout this report, the "Company," "we," "us" and "our" all refer to Frontline Ltd. and its subsidiaries. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. The Company operates tankers of two sizes: very large crude carriers, or VLCCs, which are between 200,000 and 320,000 deadweight tons, or dwt, and Suezmaxes, which are vessels between 120,000 and 170,000 dwt. We also operate oil/bulk/ore or OBO carriers, which are currently classified to carry dry cargo. Unless otherwise indicated, all references to "USD,""US$" and "$" in this report are U.S. dollars.

A. SELECTED FINANCIAL DATA

The selected statement of operations data of the Company with respect to the fiscal years ended December 31, 2008, 2007 and 2006 and the selected balance sheet data of the Company with respect to the fiscal years ended December 31, 2008 and 2007, respectively, have been derived from the Company's consolidated financial statements included herein and should be read in conjunction with such statements and the notes thereto. The selected statement of operations data with respect to the fiscal years ended December 31, 2005 and 2004 and the selected balance sheet data with respect to the fiscal years ended December 31, 2006, 2005 and 2004 have been derived from consolidated financial statements of the Company not included herein. The following table should also be read in conjunction with Item 5. "Operating and Financial Review and Prospects" and the Company's consolidated financial statements and notes thereto included herein. The Company's accounts are maintained in U.S. dollars.

	Fiscal year ended December 31,
	2008	2007	2006	2005	2004
(in thousands of $, except ordinary shares, per share data and ratios)
Statement of Operations Data 1:
Total operating revenues	2,104,018	1,299,927	1,558,369	1,495,975	1,842,923
Total operating expenses	1,395,831	898,904	850,623	713,919	737,389
Net operating income	850,480	519,191	803,401	858,137	1,125,108
Net income from continuing operations before income taxes and minority interest	701,264	503,991	661,330	761,078	970,936
Net income from continuing operations	698,770	564,976	502,486	592,743	905,763
Discontinued operations 2	-	5,442	13,514	14,096	117,619
Net income	698,770	570,418	516,000	606,839	1,023,382
Earnings from continuing operations per ordinary share
- basic	$9.15	$7.55	$6.72	$7.92	$12.21
- diluted	$9.14	$7.55	$6.72	$7.92	$12.21
Net income per ordinary share
- basic	$9.15	$7.62	$6.90	$8.11	$13.79
- diluted	$9.14	$7.62	$6.90	$8.11	$13.79
Cash dividends declared per share	$8.25	$8.30	$7.00	$10.10	$13.60

	Fiscal year ended December 31,
	2008	2007	2006	2005	2004
(in thousands of $, except ordinary shares and ratios)
Balance Sheet Data (at end of year) 1:
Cash and cash equivalents	190,819	168,432	197,181	92,782	96,879
Newbuildings	454,227	160,298	166,851	15,927	24,231
Vessels and equipment, net	438,161	208,516	2,446,278	2,584,847	2,254,361
Vessels and equipment under capital lease, net	2,100,717	2,324,789	626,374	672,608	718,842
Investments in unconsolidated subsidiaries and associated companies	4,467	5,633	17,825	15,783	28,881
Total assets	4,027,728	3,762,091	4,589,937	4,454,817	4,211,160
Short-term debt and current portion of long-term debt	293,471	96,811	281,409	228,135	137,332
Current portion of obligations under capital lease	243,293	179,604	28,857	25,142	21,498
Long-term debt	614,676	376,723	2,181,885	2,101,061	1,879,598
Obligations under capital leases	1,969,919	2,318,794	723,073	706,279	732,153
Share capital	194,646	187,063	187,063	187,063	187,063
Stockholders' equity	702,217	445,969	668,560	715,166	917,968
Ordinary shares outstanding	77,858,502	74,825,169	74,825,169	74,825,169	74,825,169

Weighted average ordinary shares outstanding	76,352,673	74,825,169	74,825,169	74,825,169	74,192,939

Other Financial Data:
Equity to assets ratio (percentage) 3	17.4%	11.8%	14.6%	16.1%	21.8%
Debt to equity ratio 4	4.4	6.7	4.8	4.3	3.0
Price earnings ratio 5	3.2	6.3	4.6	4.7	3.2
Time charter equivalent revenue 6	1,493,912	938,960	1,154,029	1,155,135	1,477,537

Notes:
1.
The Company distributed the majority of its remaining shareholding in Ship Finance International Limited ("Ship Finance") in March 2007 and no longer consolidates Ship Finance as of March 31, 2007. A summary of the major changes to the financial statements is as follows;

a.	Vessels leased from Ship Finance, which were previously reported as wholly owned are reported as vessels held under capital lease.
b.	Capital lease obligations with Ship Finance, which were previously eliminated on consolidation are reported as liabilities with the related interest recorded in the income statement.
c.	Debt incurred by Ship Finance, which was previously reported as debt of the Company is no longer reported.
d.	Derivative instruments held by Ship Finance are no longer reported.
e.	Minority interest expense relating to Ship Finance is no longer reported.
f.	Profit share expense relating to amounts due to Ship Finance is shown in the income statement.
g.	Results from Ship Finance's container ships, jack-up rigs and Panamax vessels are no longer reported in the Company's consolidated results.

2.
The Company disposed of the container vessel and rig operations of Ship Finance in the first quarter of 2007 as a result of the spin off of Ship Finance. These operations have been recorded as discontinued operations in 2007 and 2006. The results from container vessels have also been recorded in discontinued operations in 2005. These operations have been recorded as discontinued operations for all applicable years presented, which are 2007, 2006 and 2005. During the years ended December 31, 2005 and 2004 the Company disposed of portions of its dry-bulk operations, which have been recorded as discontinued operations in the years ended December 31, 2005 and 2004.

3.	Equity to assets ratio is calculated as total stockholders' equity divided by total assets.

4.	Debt to equity ratio is calculated as total interest bearing current and long-term liabilities, including obligations under capital leases, divided by stockholders' equity.

5.	Price earnings ratio is calculated by dividing the closing year end share price by basic earnings per share.

6.	A reconciliation of time charter equivalent revenues to total operating revenues as reflected in the consolidated statements of operations is as follows:

	2008	2007	2006	2005	2004
(in thousands of $)
Total operating revenues	2,104,018	1,299,927	1,558,369	1,495,975	1,842,923
Less:
Other revenue	(17,918)	(8,516)	(5,294)	(3,877)	(3,777)
Voyage expense	(592,188)	(352,451)	(399,046)	(336,963)	(361,609)
Time charter equivalent revenue	1,493,912	938,960	1,154,029	1,155,135	1,477,537

Our vessels are operated under time charters, bareboat charters, voyage charters, pool arrangements and contracts of affreightment, or COAs. Under a time charter, the charterer pays substantially all of the vessel voyage costs which are primarily fuel and port charges. Under a bareboat charter the charterer pays substantially all of the vessel voyage and operating costs. Under a voyage charter, the vessel owner pays such costs. Under contracts of affreightment, the owner carries an agreed upon quantity of cargo over a specified route and time period. In order to compare vessels trading under different types of charters, it is standard industry practice to measure the revenue performance of a vessel in terms of time charter equivalent revenue, or TCE. Total TCE is the sum of time charter, voyage charter and bareboat charter revenues, less voyage expenses. Total TCE, which is not covered by U.S. generally accepted accounting principles, or GAAP, provides more meaningful information to us than total operating revenues, the most directly comparable GAAP measure. Average daily TCEs are also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages. Other companies may calculate TCE using a different method.

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

We are engaged primarily in transporting crude oil and oil products. The following summarizes some of the risks that may materially affect our business, financial condition or results of operations.

Risks Related to Our Industry

The cyclical nature of the tanker industry may lead to volatile changes in charter rates and vessel values which may adversely affect our earnings

Historically, the tanker industry has been highly cyclical, with volatility in profitability and asset values resulting from changes in the supply of, and demand for, tanker capacity. When the tanker market is depressed our earnings and available cash flow may decrease. Our ability to re-charter our vessels on the expiration or termination of their current spot and time and bareboat charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker market. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products.

The factors affecting the supply and demand for oil tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The factors that influence demand for tanker capacity include:

•	demand for oil and oil products;
•	global and regional economic and political conditions;
•	changes in oil production and refining capacity;
•	environmental and other regulatory developments;
•	the distance oil and oil products are to be moved by sea; and
•	changes in seaborne and other transportation patterns.

The factors that influence the supply of tanker capacity include:

•	the number of newbuilding deliveries;
•	the scrapping rate of older vessels;
•	port or canal congestion;
•	vessel casualties;
•	price of steel;
•	potential conversion of vessels to alternative use;

•	the number of vessels that are out of service; and
•	changes in environmental and other regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage.

The international tanker industry has experienced high charter rates and vessel values and there can be no assurance that these high charter rates and vessel values will be sustained

Charter rates in the tanker industry are volatile. We anticipate that future demand for our vessels, and in turn our future charter rates, will be dependent upon continued economic growth in the world's economy as well as seasonal and regional changes in demand and changes in the capacity of the world's fleet. We believe that these charter rates are the result of economic growth in the world economy that exceeds growth in global vessel capacity. There can be no assurance that economic growth will not stagnate or decline leading to a decrease in vessel values and charter rates. A decline in charter rates could have an adverse effect on our business, financial condition, results of operation and ability to pay dividends.

Any decrease in shipments of crude oil may adversely affect our financial performance

The demand for our oil tankers derives primarily from demand for Arabian Gulf and West African crude oil, along with crude oil from the former Soviet Union, or the FSU, which, in turn, primarily depends on the economies of the world's industrial countries and competition from alternative energy sources. A wide range of economic, social and other factors can significantly affect the strength of the world's industrial economies and their demand for crude oil from the mentioned geographical areas. One such factor is the price of worldwide crude oil. The world's oil markets have experienced high levels of volatility in the last 25 years. In July 2008, oil prices rose to a high of approximately $143 per barrel before decreasing to approximately $38 per barrel by the end of December 2008.

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

An over-supply of tanker capacity may lead to reductions in charter rates, vessel values and profitability

If the capacity of new vessels delivered exceeds the capacity of tankers being scrapped and converted to non-trading tankers, tanker capacity will increase. If the supply of tanker capacity increases and the demand for tanker capacity does not increase correspondingly, charter rates could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our results of operations, our ability to pay dividends and our compliance with loan covenants.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our ordinary shares to decline

Over the last year, global financial markets have experienced extraordinary disruption and volatility following adverse changes in the global credit markets. The credit markets in the United States have experienced significant contraction, deleveraging and reduced liquidity, and governments around the world have taken highly significant measures in response to such events, including the enactment of the Emergency Economic Stabilization Act of 2008 in the United States, and may implement other significant responses in the future.

Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Commission, other regulators, self-regulatory organizations and exchanges have enacted temporary emergency regulations and may take other extraordinary actions in the event of market emergencies and may effect permanent changes in law or interpretations of existing laws. Recently, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered into bankruptcy proceedings or are in regulatory enforcement actions. These difficulties have resulted, in part, from declining markets for assets held by such institutions, particularly the reduction in the value of their mortgage and asset-backed securities portfolios. These difficulties have been compounded by a general decline in the willingness by banks and other financial institutions to extend credit. In addition, these difficulties may adversely affect the financial institutions that provide our credit facilities and may impair their ability to continue to perform under their financing obligations to us, which could have an impact on our ability to fund current and future obligations, including our ability to take delivery of our newbuildings.

We face risks attendant to changes in economic environments, changes in interest rates and instability in securities markets around the world, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors may have a material adverse effect on our results of operations, financial condition or cash flows and could cause the price of our ordinary shares to decline significantly or impair our ability to make distributions to our shareholders.

A continued downturn in the dry bulk charter market may have a material adverse impact on our results of operations, financial condition and cash flows

The abrupt and dramatic downturn in the drybulk charter market, from which we derive revenue from the employment of our eight Suezmax OBO carriers, which are currently fixed on medium to long-term charters, has severely affected the drybulk shipping industry. The BDI, a daily average of charter rates in 26 shipping routes measured on a time charter and voyage basis and covering various drybulk carriers, declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94%, before recovering somewhat during the first quarter of 2009, although still remaining approximately 87% below its record highs. The decline in charter rates is due to various factors, including the reduced availability of trade financing for purchases of commodities carried by sea, which has resulted in a significant decline in cargo shipments, and the excess supply of iron ore in China, which has resulted in falling iron ore prices and increased stockpiles in Chinese ports.  The decline in charter rates in the drybulk market also affects the value of drybulk vessels, including our OBO carrriers, which follow the trends of drybulk charter rates. The decline in the drybulk carrier charter market has had, and may continue to have, additional adverse consequences for our industry, and may adversely impact our results of operations and cash flows.

World events could affect our results of operations and financial condition

Terrorist attacks in New York on September 11, 2001, in London on July 7, 2005 and in Mumbai on November 26, 2008 and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks in the United States or elsewhere, continues to cause uncertainty in the world's financial markets and may affect our business, operating results and financial condition. The continuing presence of United States and other armed forces in Iraq and Afghanistan may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

Terrorist attacks on vessels, such as the October 2002 attack on the M.V. Limburg, a very large crude carrier not related to us, may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility and turmoil of the financial markets in the United States and globally. Any of these occurrences could have a material adverse impact on our revenues and costs.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Throughout 2008, the frequency of piracy incidents against commercial shipping vessels increased significantly, particularly in the Gulf of Aden off the coast of Somalia. For example, in November 2008, the M/V Sirius Star, a tanker vessel not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $100 million. If these pirate attacks result in regions in which our vessels are deployed being characterized as "war risk" zones by insurers, as the Gulf of Aden temporarily was in May 2008, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any of these events may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

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

Safety, environmental and other governmental requirements expose us to liability, and compliance with current and future regulations could require significant additional expenditures, which could have a material adverse affect on our business and financial results

Our operations are affected by extensive and changing international, national, state and local laws, regulations, treaties, conventions and standards in force in international waters, the jurisdictions in which our tankers and other vessels operate and the country or countries in which such vessels are registered, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, and water discharges and ballast water management. These regulations include the United States Oil Pollution Act of 1990, or OPA, the United States Clean Air Act and United States Clean Water Act, the United States Marine Transportation Security Act of 2002, the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended, or CLC, the International Convention for the Prevention of Pollution from Ships, of 1975, the International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Convention on Load Lines of 1966 or LL Convention, and implementing regulations adopted by the International Maritime Organization, or the IMO (the United Nations agency for maritime safety and the prevention of pollution by vessels), the European Union, or the EU, and other international, national and local regulatory bodies.

In addition, vessel classification societies also impose significant safety and other requirements on our vessels. In complying with current and future environmental requirements, vessel owners and operators such as ourselves may also incur significant additional costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. For example, various jurisdictions, including the United States, are considering or have enacted legislation imposing more stringent requirements on air emissions and ballast water discharges from vessels.

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

Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, natural resource damages and third-party claims for personal injury or property damages, in the event that there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our current or historic operations. We could also incur substantial penalties, fines and other civil or criminal sanctions, including in certain instances seizure or detention of our vessels, as a result of violations of or liabilities under environmental laws, regulations and other requirements. For example, OPA affects all vessel owners shipping oil to, from or within the United States. OPA allows for potentially unlimited liability without regard to fault for owners, operators and bareboat charterers of vessels for oil pollution in United States waters. Similarly, the CLC, which has been adopted by most countries outside of the United States, imposes liability for oil pollution in international waters. OPA expressly permits individual states to impose their own liability regimes with regard to hazardous materials and oil pollution incidents occurring within their boundaries. Coastal states in the United States have enacted pollution prevention liability and response laws, many providing for unlimited liability.

OPA also provides for the scheduled phase-out of all non-double-hull tankers that carry oil in bulk in United States waters. The IMO and the EU, have adopted separate phase-out schedules applicable to single-hull tankers operating in international and EU waters, respectively. These regulations could reduce the demand for single-hull tankers, force the remaining single-hull vessels into less desirable trading routes, increase the number of vessels trading in routes open to single-hull vessels and could increase demands for further restrictions in the remaining jurisdictions that permit the operation of these vessels. As a result, single-hull vessels are likely to be chartered less frequently and at lower rates.

In recent years, the IMO and EU have both accelerated their existing non-double-hull phase-out schedules in response to highly publicized oil spills and other shipping incidents involving companies unrelated to us. Future accidents may be expected in the industry, and such accidents or other events may be expected to result in the adoption of even stricter laws and regulations, which could limit our operations or our ability to do business and which could have a material adverse effect on our business and financial results.

Maritime claimants could arrest one or more of our vessels, which could interrupt our cash flow

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions a claimant may seek to obtain security for its claim by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of money to have the arrest or attachment lifted. In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could attempt to assert "sister ship" liability against one vessel in our fleet for claims relating to another of our vessels.

Governments could requisition our vessels during a period of war or emergency resulting in a loss of earnings

A government could requisition for title or seize one of more of our vessels. Requisition for title occurs when a government takes control of a vessel and becomes her owner. Also, a government could requisition one or more of our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. This amount could be materially less than the charterhire that would have been payable otherwise. In addition, we would bear all risk of loss or damage to a vessel under requisition for hire. Government requisition of one or more of our vessels would negatively impact our revenues and therefore impact our ability to service our debt.

Our vessels may call on ports located in countries that are subject to restrictions imposed by the United States government

From time to time, vessels in our fleet may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the United States government as state sponsors of terrorism. Although these sanctions and embargoes do not prevent our vessels from making calls to ports in these countries, potential investors could view such port calls negatively, which could adversely affect our reputation and the market for our ordinary shares. Investor perception of the value of our ordinary shares may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Risks Related to Our Business

We are highly dependent on spot voyage charters. Any decrease in spot charter rates in the future may adversely affect our earnings

A significant portion of our vessels currently operate on a spot charter basis or under contracts of affreightment under which we carry an agreed upon quantity of cargo over a specified route and time period. Although spot chartering is common in the tanker industry, the spot charter market is highly competitive and spot charter rates may fluctuate significantly based upon tanker and oil supply and demand. The successful operation of our vessels in the spot charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. We cannot assure you that future spot charters will be available at rates sufficient to enable our vessels trading in the spot market to operate profitably. In addition, bunkering or fuel charges, which account for a substantial portion of the operating costs, and generally reflect prevailing oil prices, are subject to sharp fluctuations.

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

As of February 28, 2009, we charter 39 vessels from Ship Finance at fixed rates on long-term charters. In addition, we charter 17 vessels under fixed rate medium term charters from third parties. We are obliged to make fixed rate charterhire payments even though our income may decrease to levels that make these charters unprofitable

Our long term time charters with Ship Finance extend for various periods depending on the age of the vessels, ranging from approximately 2010 to 2027. The daily base charter rates, which are payable by us for very large crude carriers, or VLCCs, range from approximately $18,300 to $33,800 and from approximately $15,300 to $20,700 for Suezmaxes. Our third party medium-term charters expire from 2010 to 2015. The daily base charter rates, which are payable by us for Suezmaxes range from approximately $14,500 to $47,600 and from approximately $20,000 to $37,800 for VLCCs.

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

If we sell a vessel at a time when ship prices have fallen, the sale may be at less than the vessel's carrying amount on our financial statements, with the result that we could incur a loss and a reduction in earnings. In addition, if we determine at any time that a vessel's future limited useful life and earnings require us to impair its value on our financial statements, that could result in a charge against our earnings and a reduction of our shareholders' equity. It is possible that the market value of our vessels will decline in the future and this will also have an adverse effect on some of the financial covenants in our loan agreements.

An acceleration of the current prohibition to trade deadlines for our non-double hull tankers could adversely affect our operations

As at February 28, 2009 our tanker fleet includes eight non-double hull tankers. The United States, the European Union and the IMO have all imposed limits or prohibitions on the use of these types of tankers in specified markets after certain target dates, depending on certain factors such as the size of the vessel and the type of cargo. In the case of our non-double hull tankers, these phase out dates range from 2010 to 2015. In 2005, the Marine Environmental Protection Committee of the IMO has amended the International Convention for the Prevention of Pollution from Ships to accelerate the phase out of certain categories of single hull tankers, including the types of vessels in our fleet, from 2015 to 2010 unless the relevant flag states extend the date. This change could result in a number of our vessels being unable to trade in many markets after 2010. The phase out of single hull tankers may therefore reduce the demand for single hull tankers, and force the remaining single hull tankers into employment on less desirable trading routes and increase the number of tankers trading on those routes. As a result, single hull tankers may be chartered less frequently and at lower rates. Moreover, additional regulations may be adopted in the future that could further adversely affect the useful lives of our non-double hull tankers, as well as our ability to generate income from them.

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

Our revenues may be adversely affected if we do not successfully employ our tankers

As of February 28, 2009, 43 of our vessels were contractually committed to time or bareboat charters, with the charters for four vessels expiring in 2009 and the remaining 39 vessel charters expiring between 2010 and 2014. Additionally, we have two vessels on time charters and four vessels on bareboat charters, all of which are based on spot market rates rather than fixed rate. Although these time charters generally provide reliable revenues, they also limit the portion of our fleet available for spot market voyages during an upswing in the tanker industry cycle, when spot market voyages might be more profitable. We also cannot assure you that we will be able to successfully employ our tankers in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably or meet our obligations.  A decline in charter or spot rates or a failure to successfully charter our tankers could have an adverse effect on our business, financial condition, results of operation and ability to pay dividends.

The spot charter market is highly competitive, and spot market voyage charter rates may fluctuate dramatically based on tanker and oil supply and demand and other factors. We cannot assure you that future spot market voyage charters will be available at rates that will allow us to operate our tankers profitably.

Delays or defaults by the shipyards in the construction of our newbuildings could increase our expenses and diminish our net income and cash flows

We have newbuilding contracts for the construction of a total of nine VLCC and eight Suezmax vessels with three shipyards in China: Shanghai Waigaoqiao Shipbuilding Company Ltd, or Waigaoqiao, Jiangsu Rongsheng Heavy Industries Group Co. Ltd., or Rongsheng, and Zhoushan Jinhaiwan Shipyard Co. Ltd, or Jinhaiwan. These projects are subject to the risk of delay or defaults by the shipyards caused by, among other things, unforeseen quality or engineering problems, work stoppages, weather interference, unanticipated cost increases, delays in receipt of necessary equipment, and inability to obtain the requisite permits or approvals. For example, Rongsheng was unable to deliver to us three Suezmax newbuildings (hulls 1017, 1018 and 1019) by their contractual delivery dates. In accordance with industry practice, in the event the shipyards are unable or unwilling to deliver the vessels, we may not have substantial remedies. Failure to construct or deliver the ships by the shipyards or any significant delays could increase our expenses and diminish our net income and cash flows.

We cannot assure you that we will be able to refinance indebtedness incurred under our current credit facilities

We cannot assure you that we will be able to refinance our indebtedness on terms that are acceptable to us or at all. If we are not able to refinance our indebtedness, we will have to dedicate a portion of our cash flow from operations to pay the principal and interest of this indebtedness. We cannot assure you that we will be able to generate cash flow in amounts that are sufficient for these purposes. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans or sell our assets. In addition, debt service payments under our credit facilities may limit funds otherwise available for working capital, capital expenditures, payment of dividends and other purposes. If we are unable to meet our debt obligations, or if we otherwise default under our credit facilities, our lenders could declare the debt, together with accrued interest and fees, to be immediately due and payable and foreclose on our fleet, which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders.

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

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business

We have entered into various contracts, including charter parties with our customers, newbuilding contracts with shipyards and our credit facilities. Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. In addition, in depressed market conditions, our charterers and customers may no longer need a vessel that is currently under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Declines in charter rates and other market deterioration could cause us to incur impairment charges

The carrying values of our vessels are reviewed whenever events or changes in circumstances indicate that the carrying amount of the vessel may no longer be recoverable. We assess recoverability of the carrying value by estimating the future net cash flows expected to result from the vessel, including eventual disposal If the future net undiscounted cash flows are less than the carrying value an impairment loss is recorded equal to the difference between the vessel's carrying value and fair value. Any impairment charges incurred as a result of declines in charter rates and other market deterioration could negatively affect our business, financial condition, operating results or the trading price of our ordinary shares.

Fuel or bunker prices, may adversely affect our profits

Fuel or bunkers, is a significant, if not the largest, expense in our shipping operations. Changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

If our vessels suffer damage due to inherent operational risks of the tanker business, we may experience unexpected drydocking costs and delays or total loss of our vessels, which may adversely affect our business and financial condition

Our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, delay or rerouting.

In addition, the operation of tankers has unique operational risks associated with the transportation of oil. An oil spill may cause significant environmental damage, and the costs associated with a catastrophic spill could exceed the insurance coverage available to us.  Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in tankers.

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover in full. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial condition. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located to our vessels' positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant drydocking facilities may adversely affect our business and financial condition. Further, the total loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.  If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs or loss which could negatively impact our business, financial condition, results of operations and ability to pay dividends.

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

An increase in operating costs would decrease earnings and dividends per share

Under the spot charters for our vessels, we are responsible for vessel operating expenses and voyage costs. Our vessel operating expenses include the costs of crew, fuel (for spot chartered vessels), provisions, deck and engine stores, insurance and maintenance and repairs, many of which are beyond our control. Some of these costs, primarily relating to insurance and enhanced security measures implemented after September 11, 2001, have been increasing. The price of fuel is near historical high levels and may increase in the future. If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. Increases in any of these expenses would decrease earnings and dividends per share.

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

If the recent volatility in LIBOR continues, it could affect our profitability, earnings and cash flow

The London Interbank Offered Rate, or LIBOR, has recently been volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of the recent disruptions in the international credit markets. Because the interest rates borne by our outstanding indebtedness fluctuate with changes in LIBOR, if this volatility were to continue, it would affect the amount of interest payable on our debt, which in turn, could have an adverse effect on our profitability, earnings and cash flow.

We may have difficulty in financing our newbuilding program

As of December 31, 2008, we had a newbuilding program with an aggregate contract cost of approximately $1.8 billion and had outstanding commitments of approximately $1,366 million with respect to our contracted newbuildings at that date. Following installments paid in 2009, we currently have outstanding commitments of approximately $1,298 million. We intend to partially fund our newbuilding commitments with borrowings under new credit facilities, which may contain terms and covenants that restrict our financial and operating flexibility. Our liquidity position may be adversely affected if we are unable to attract financing for our newbuilding program.

If we do not set aside funds and are unable to borrow or raise funds for vessel replacement at the end of a vessel's useful life our revenue will decline, which would adversely affect our business, results of operations, financial condition and ability to pay dividends

If we do not set aside funds and are unable to borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition and ability to pay dividends would be adversely affected. Any funds set aside for vessel replacement will not be available for dividends.

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

Because we are a foreign corporation, you may not have the same rights that a shareholder in a United States corporation may have

We are a Bermuda company. Our memorandum of association and bye-laws and the Bermuda Companies Act 1981, as amended, govern our affairs. Investors may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction. Under Bermuda law a director generally owes a fiduciary duty only to the company; not to the company's shareholder. Our shareholders may not have a direct course of action against our directors. In addition, Bermuda law does not provide a mechanism for our shareholders to bring a class action lawsuit under Bermuda law. Further, our Bye-laws provide for the indemnification of our directors or officers against any liability arising out of any act or omission except for an act or omission constituting fraud, dishonesty or illegality.

United States tax authorities could treat us as a "passive foreign investment company," which could have adverse United States federal income tax consequences to United States holders

A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income."  For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business.  For purposes of these tests, income derived from the performance of services does not constitute "passive income."  United States shareholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our current and proposed method of operation, we do not believe that we are, have been or will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income.  Accordingly, we believe that our income from our time chartering activities does not constitute "passive income," and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

There is, however, no direct legal authority under the PFIC rules addressing our method of operation. Accordingly, no assurance can be given that the United States Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC.  Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States shareholders will face adverse United States tax consequences.  Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders, as discussed below under "Taxation"), such shareholders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of our common shares.  See "Taxation" for a more comprehensive discussion of the United States federal income tax consequences to United States shareholders if we are treated as a PFIC.

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

Investor confidence and the market price of our ordinary shares may be adversely impacted if we are unable to comply with Section 404 of the Sarbanes-Oxley Act of 2002

We are subject to Section 404 of the Sarbanes-Oxley Act of 2002, which requires us to include in our annual report on Form 20-F our management's report on, and assessment of the effectiveness of, our internal controls over financial reporting. In addition, our independent registered public accounting firm is required to attest to and report on management's assessment of the effectiveness of our internal controls over financial reporting. If we fail to achieve and maintain the adequacy of our internal controls over financial reporting, we will not be in compliance with all of the requirements imposed by Section 404. Any failure to comply with Section 404 could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which ultimately could harm our business and could negatively impact the market price of our common stock.

ITEM 4.	INFORMATION ON THE COMPANY

A.  HISTORY AND DEVELOPMENT OF THE COMPANY

The Company

We are Frontline Ltd., a Bermuda based shipping company and we were incorporated in Bermuda on June 12, 1992 (Company No. EC-17460). Our registered and principal executive offices are located at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda, and our telephone number is +(1) 441 295 6935.

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

We have our origin in Frontline AB, which was founded in 1985, and which was listed on the Stockholm Stock Exchange from 1989 to 1997. In May 1997, Frontline AB was redomiciled from Sweden to Bermuda and its shares were listed on the Oslo Stock Exchange. The change of domicile was executed through a share for share exchange offer from the then newly formed Bermuda company, Frontline Ltd, or Old Frontline. In September 1997, Old Frontline initiated an amalgamation with London & Overseas Freighters Limited, or LOF, also a Bermuda company. This process was completed in May 1998. As a result of this transaction, Frontline became listed on the London Stock Exchange and on the NASDAQ National Market (in the form of American Depositary Shares, or ADSs, represented by American Depositary Receipts, or ADRs) in addition to its listing on the Oslo Stock Exchange.

The ADR program was terminated on October 5, 2001 and the ADSs were delisted from the NASDAQ National Market on August 3, 2001. The Company's Ordinary Shares began trading on the New York Stock Exchange on August 6, 2001.

Vessel Acquisitions, Disposals and Other Significant Transactions

We entered into the following acquisitions and disposals in 2006, 2007 and 2008:

Newbuilding and Option Contracts

In February and March 2006, we entered into newbuilding contracts with Waigaoqiao to purchase four VLCCs and subsequently sold two of these newbuilding contracts in June 2006 for a net gain of $9.8 million. In June 2006, we entered into two newbuilding contracts with Waigaoqiao for the purchase of two VLCCs with an option to purchase two additional VLCC newbuildings. In September 2006, we exercised our option for the two VLCC newbuilding contracts and simultaneously sold these newbuilding contracts to a third party for a net gain of $6.2 million.

In July 2006, we entered into newbuilding contracts with Rongsheng, in China for the delivery of two Suezmaxes and simultaneously entered into options for four further similar Suezmax newbuildings. In August 2006, we entered into newbuilding contracts for four Suezmaxes at Rongsheng and sold two of these Suezmax newbuilding contracts to Ship Finance.

In March and April 2007, we exercised our options with Rongsheng for four Suezmax newbuildings with contracted delivery dates between the end of 2008 and 2010. Rongsheng was unable to deliver the first three Suezmax newbuildings (hulls 1017, 1018 and 1019) by their contractual delivery dates. We are currently discussing the delays with the shipyard and considering any remedies that may be available to us.

In April 2008, we entered into a contract with Jinhaiwan in China for the delivery of four VLCC newbuildings. These vessels are scheduled for delivery in the second half of 2011. In April 2008, we also secured fixed price options, which were exercised in May 2008, for two similar VLCC newbuildings to be delivered in the first half of 2012. At December 31, 2008, we had newbuilding contracts for eight Suezmaxes and ten VLCCs. One of the VLCCs, Front Kathrine, was delivered to us on January 8, 2009. In 2008, we paid $323.7 million in newbuilding installments and had future commitments of approximately $1,366 million as of December 31, 2008. Following installments paid of $68.7 million in 2009, we currently have outstanding commitments of approximately $1,298 million.

Acquisitions and Disposals

In March 2006, we purchased the Aframax tanker Gerrita (renamed Front Puffin) for $35.9 million. This vessel was converted to a Floating, Production, Storage and Offloading vessel, or FPSO, and was sold as part of the spin off of the Sea Production Ltd, or Sea Production. Also in March 2006, we sold the VLCC Golden Stream for gross proceeds of $53.1 million.

In July 2006, we took delivery of the VLCC Front Beijing, which we subsequently sold for gross proceeds of $141.5 million. We also purchased and took delivery of the VLCC Front Shanghai for approximately $81.0 million in September 2006.

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

•
In December 2007, we agreed with Ship Finance to terminate the long term charter parties between the companies for the double sided, single bottom Suezmax vessels Front Birch and Front Maple. Ship Finance simultaneously sold the vessels. Delivery of the Front Birch and Front Maple took place in December 2007 and January 2008, respectively. We received compensation payments of approximately $32.8 million for the early termination of the current charter parties, which was recognized at the time of delivery to the new owners.

•
Additionally, in March 2008, we agreed with Ship Finance to terminate the long term charter party between the companies for the single hull VLCC Front Sabang. Ship Finance simultaneously sold the vessel. We received a compensation payment of approximately $25 million for the early termination of the current charter party, which was recognized in the second quarter of 2008 at the time of delivery to the new owners.

•
In June 2008, we acquired en bloc five secondhand double hull Suezmax tankers built between 1992 and 1996 from Top Ships Inc. for an aggregate purchase price of $240 million. We took delivery of these vessels between June 2008 and September 2008 and took over existing time charters on three of the vessels. We allocated $247.3 million and a negative value of $7.3 million to the vessels and time charters, respectively.

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

In February 2007, our Board approved a further spin off of our remaining interest in the shares of Ship Finance and this occurred in March 2007. As a result of this spin off, we currently hold 73,383 shares in Ship Finance, which represents 0.01% of Ship Finance's total outstanding shares and as of March 31, 2007, we no longer consolidate Ship Finance and its subsidiaries in our financial statements.

Establishment and Spin-Off of Sealift Ltd

In January 2007, we established a separate entity named Sealift Ltd, or Sealift, to develop our heavy lift business. Sealift completed a private placement in the amount of $180.0 million and its shares were listed on the Norwegian over-the-counter (OTC) market in January 2007. We invested $60.0 million in the company and following the initial private placement in January and we became a 33.3% shareholder. Sealift acquired four single-hull Suezmax vessels from us, which we were obligated to convert to heavy lift vessels for $100.0 million each. Sealift also acquired two Suezmax vessels from us for $38.0 million each and option contracts with a shipyard to convert these two additional Suezmax vessels into heavy lift vessels.  The total consideration for all six vessels acquired by Sealift is $476.0 million, of which $396.0 million was received in cash and $80.0 million in an interest free seller's credit.  $40.0 million of the interest free seller's credit was payable on the delivery of each of the final two converted vessels.  Five of the vessels sold to Sealift were first acquired by Frontline from Ship Finance. We delivered the converted heavy lift vessels to Sealift in May and December 2007 and May and July 2008. The $80.0 million interest free seller's credit was paid in July 2008 and we recorded a gain of $91.0 million in 2008 relating to the delivery of the converted heavylift vessels. We incurred net damages of $1.2 million with respect to the late delivery of the fourth and final converted heavylift vessel.

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

Establishment and Spin-Off of Sea Production Ltd

In February 2007, the Company's wholly owned subsidiary, Frontline Floating Production Ltd, or FFP, sold its assets to Sea Production.  The assets of FFP included a 70% investment in Puffin Ltd, the entity who ultimately owns the vessel Front Puffin.  Sea Production was incorporated in January 2007 as a wholly owned subsidiary of the Company. Also in February 2007, Sea Production raised $180.0 million in equity in a private placement. The shares have been listed on the Norwegian OTC market.  We held 28.33% of the shares in Sea Production following the private placement. In June 2007, we sold our entire holding in Sea Production in line with our strategy to remain a pure crude oil transportation company and our previously announced strategy to either sell or spin off the Sea Production shares.

Establishment and spin-off of Independent Tankers Corporation Limited

In January 2008, we established Independent Tankers Corporation Limited, or ITCL, a Bermuda company and our wholly owned subsidiary for the purpose of holding, by way of contribution, our interests in Independent Tankers Corporation, or ITC. ITC owns or leases six VLCC and four Suezmax tankers, which are financed through bonds in the U.S. market and financial lease arrangements. On February 20, 2008, our Board declared the distribution of a special dividend of 17.53% of the capital stock of ITCL to our shareholders. On February 28, 2008, we distributed to our shareholders one share of ITCL for every five shares of Frontline.  Certain of our U.S. shareholders were excluded from the distribution and received a cash payment in lieu of shares equal to $0.34 per Frontline share. ITCL listed its shares on the Oslo OTC Market on March 7, 2008.

B.  BUSINESS OVERVIEW

As of February 28, 2009, we operate a tanker fleet consisting of 83 vessels, which is one of the largest in the world.  The fleet consists of 41 VLCCs which are either owned or chartered in, 30 Suezmax tankers which are either owned or chartered in, eight Suezmax OBOs which are chartered in, and four VLCCs under our commercial management. We also had nine VLCC newbuildings and eight Suezmax newbuildings on order.

As of February 28, 2009, the fleet that we operate has a total tonnage of approximately 19.4 million dwt, including the 1.2 million dwt under commercial management. Our tanker vessels have an average age of approximately 11 years compared with an estimated industry average of approximately 8.9 years. We believe that our vessels comply with the most stringent of generally applicable environmental regulations for tankers.

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

In December 2008, Teekay Corporation, or Teekay, and the Company announced an agreement to commercially combine their Suezmax vessels within the Gemini Pool, a global Suezmax tanker pool. Effective from January 1, 2009, we placed our Suezmax vessels within the Gemini Pool bringing the total number of vessels in the pool to 36. Gemini Tankers LLC, a wholly-owned subsidiary of Teekay, has established an office in Oslo, Norway to, among other things, manage the larger fleet and establish a chartering presence in Europe to supplement its existing operations in Stamford, Connecticut. We expect to improve the utilization on our fleet and to reduce the cost basis by entering a large pool. In addition to the Company and Teekay, König & Cie and Hyundai Merchant Marine also participate in the Gemini Pool.

Historically, the tanker industry has been highly cyclical, with attendant volatility in profitability and asset values resulting from changes in the supply of and demand for tanker capacity. Our OBO carriers are specifically designed to carry oil or dry cargo and may be used to transport either oil or dry cargo on any voyage. Currently, our eight Suezmax OBOs are configured to carry dry bulk cargo and are fixed on medium to long-term charters.

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

The tanker industry is highly cyclical, experiencing volatility in profitability, vessel values and freight rates. Freight rates are strongly influenced by the supply of tanker vessels and the demand for oil transportation. Refer to Item 5 "Operating and Financial Review and Prospects" for a discussion of the tanker market in 2008 and 2009.

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

Strategy

Our strategy is to maintain and expand our position as a world leading operator and charterer of modern, high quality oil tankers. Our principal focus is the transportation of crude oil and its related refined dirty petroleum cargoes for major oil companies and major oil trading companies. We seek to optimize our income and adjust our exposure through actively pursuing charter opportunities be it via time charters, bareboat charters, sale and leasebacks, straight sales and purchases of vessels, newbuilding contracts and acquisitions.

We presently operate VLCC and Suezmax vessels in the tanker market and OBO vessels in the dry cargo market. Our strategy is to have at least 30% fixed charter income coverage for our fleet, predominantly through time charters and trade the balance of the fleet on the spot market. We focus on minimizing time spent on ballast by "cross trading" our vessels, typically with voyages loading in the Persian Gulf discharging in Northern Europe, followed by a trans-Atlantic voyage to the U.S. Gulf of Mexico and finally a voyage from either the Caribbean or West Africa to the Far East/Indian Ocean. We believe that operating a certain number of vessels in the spot market, enables us to capitalize on a potential stronger spot market as well as to serve our main customers on a regular non term basis. We believe that the size of our fleet is important in negotiating terms with our major clients and charterers. We also believe that our large, high-quality VLCC and Suezmax fleet enhances our ability to obtain competitive terms from suppliers and ship repairers and builders and to produce cost savings in chartering and operations.

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

We currently have newbuilding contracts for nine VLCCs and eight Suezmaxes. Our order book reaffirms our position as a leading operator of modern, quality Suezmax and VLCC tonnage.

All but two of our remaining single hull VLCCs and one Suezmax have been fixed out on long term charter, with redelivery coinciding with the vessels phase out date. We continue to evaluate opportunities in the time charter market. On the basis of the strength of the drybulk market, all of our eight OBO carriers have been fixed on medium to long term charters at an average daily rate of approximately $44,000 and $43,200 in 2008 and 2009, respectively. As of February 28, 2009 approximately 52% of our remaining operating days for our total fleet for 2009 were on fixed time charter and bareboat charter.

Although there has been a trend towards consolidation over the past 15 years, the tanker market remains highly fragmented. We estimate, based on available industry data that we currently own or operate approximately 8.9% of the world VLCC fleet and 8.4% of the world Suezmax tanker fleet.  We intend to use our strong operational cash flow together with our available financing to continue the consolidation of the tanker market.  We always look opportunistically for attractive investments and acquisitions and will finance such investments through a combination of debt and equity. Our role in the consolidation of the tanker market may include the acquisition of new vessels and second-hand vessels and we may also engage in business acquisitions and strategic transactions such as marketing joint ventures. In the ordinary course of our business, we engage in the evaluation of potential candidates for acquisitions and strategic transactions.

In February 2008, we invested $20.0 million in exchange for a 15.8% interest in NAVIG8 LIMITED ("Navig8"), a company that controls approximately 30 tankers, including newbuildings on order. Navig8 actively trades a time-charter fleet, owns and invests in tonnage, commercially and technically manages vessels for third parties and trades in the freight-derivatives market.  Although this investment is purely financial, it gives us a foothold in the Clean Petroleum Product market.

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

Customers

Our customers include major oil companies, petroleum products traders, government agencies and various other entities. During the year ended December 31, 2008, one customer (2007: one customer) accounted for more than 10% of our consolidated operating revenues.

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

Environmental Regulation and Other Regulations

Government regulations and laws significantly affect the ownership and operation of our tankers. We are subject to international conventions, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

Our tankers are subject to both scheduled and unscheduled inspections by a variety of government, quasi-governmental and private organizations each of which may have unique requirements. These organizations include the local port authorities, national authorities, harbor masters or equivalent, classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators and oil companies. Some of these entities require us to obtain permits, licenses and certificates for the operation of our tankers. Our failure to maintain necessary permits, certificates or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of the vessels in our fleet.

We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all tankers and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for tankers that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with applicable local, national and international environmental laws and regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our tankers. In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization

The International Maritime Organization, or IMO (the United Nations agency for maritime safety and the prevention of pollution by ships), has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, which has been updated through various amendments, or the MARPOL Convention. The MARPOL Convention implements environmental standards including oil leakage or spilling, garbage management, as well as the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. Under IMO regulations, in order to trade in ports of IMO member nations, a newbuild tanker of 5,000 dwt or above must be of double hull construction or a mid-deck design with double-sided construction or be of another approved design ensuring the same level of protection against oil pollution if the tanker:

•	is the subject of a contract for a major conversion or original construction on or after July 6, 1993;

•	commences a major conversion or has its keel laid on or after January 6, 1994; or

•	completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

Since the enactment of these regulations, the IMO has accelerated the timetable for the phase-out of single hull oil tankers.

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
2007 for ships delivered in 1980 and 1981
2008 for ships delivered in 1982
2009 for ships delivered in 1983
2010 for ships delivered in 1984 or later

Under the revised regulations, a flag state may permit continued operation of certain Category 2 or 3 tankers beyond their phase-out date in accordance with the above schedule. Under regulation 13G, the flag state may allow for some newer single hull oil tankers registered in its country that conform to certain technical specifications to continue operating until the earlier of the anniversary of the date of delivery of the vessel in 2015 or the 25th anniversary of their delivery. Under regulations 13G and 13H, as described below, certain Category 2 and 3 tankers fitted only with double bottoms or double sides may be allowed by the flag state to continue operations until their 25th anniversary of delivery. Any port state, however, may deny entry of those single hull oil tankers that are allowed to operate under any of the flag state exemptions.

The following table summarizes the impact of such regulations on the Company's single hull (SH) and double sided (DS) tankers:
Vessel Name	Vessel type	Vessel Category	Year Built	IMO phase out	Flag state Exemption

Front Voyager	Suezmax	SH	1992	2010	2015
Edinburgh(*)	VLCC	DS	1993	2018	n/a
Front Ace(*)	VLCC	SH	1993	2010	2015
Front Duchess(*)	VLCC	SH	1993	2010	2015
Front Duke(*)	VLCC	SH	1992	2010	2015
Front Highness(*)	VLCC	SH	1991	2010	2015
Front Lady(*)	VLCC	SH	1991	2010	2015
Golden River (*)	VLCC	SH	1991	2010	2015

 (*) Vessel chartered in from Ship Finance and not consolidated after March 31, 2007.

The MEPC, in October 2004, adopted a unified interpretation of regulation 13G that clarified the date of delivery for tankers that have been converted. Under the interpretation, where an oil tanker has undergone a major conversion that has resulted in the replacement of the fore-body, including the entire cargo carrying section, the major conversion completion date of the oil tanker shall be deemed to be the date of delivery of the ship, provided that:

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

Under regulation 13H, HGO means any of the following:

•	crude oils having a density at 15єC higher than 900 kg/m3;

•	fuel oils having either a density at 15єC higher than 900 kg/m3 or a kinematic viscosity at 50ºC higher than 180 mm2/s; or

•	bitumen, tar and their emulsions.

Under the regulation 13H, the flag state may allow continued operation of oil tankers of 5,000 dwt and above, carrying crude oil with a density at 15єC higher than 900 kg/m3 but lower than 945 kg/m3, that conform to certain technical specifications and, in the opinion of the such flag state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship and provided that the continued operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery. The flag state may also allow continued operation of a single hull oil tanker of 600 dwt and above but less than 5,000 dwt, carrying HGO as cargo, if, in the opinion of the such flag state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship, provided that the operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery.

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

Revised Annex I to the MARPOL Convention entered into force in January 2007. Revised Annex I incorporates various amendments adopted since the MARPOL Convention entered into force in 1983, including the amendments to regulation 13G (regulation 20 in the revised Annex) and regulation 13H (regulation 21 in the revised Annex). Revised Annex I also imposes construction requirements for oil tankers delivered on or after January 1, 2010. A further amendment to revised Annex I includes an amendment to the definition of heavy grade oil that will broaden the scope of regulation 21. On August 1, 2007, regulation 12A (an amendment to Annex I) came into force requiring oil fuel tanks to be located inside the double hull in all ships with an aggregate oil fuel capacity of 600 cubic meters and above, which are delivered on or after August 1, 2010 including ships for which the building contract is entered into on or after August 1, 2007, or, in the absence of a contract, for which the keel is laid on or after February 1, 2008.

Air Emissions

In September 1997, the IMO adopted Annex VI to the MARPOL Convention, Regulations for the Prevention of Pollution from Ships, to address air pollution from ships. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits deliberate emissions of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. We believe that all our vessels are currently compliant in all material respects with current Annex VI regulations. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition. In October 2008, the IMO adopted amendments to Annex VI regarding nitrogen oxide and sulfur oxide emissions standards that will enter into force on July 1, 2010. The amended Annex VI would reduce air pollution from vessels by, among other things, (i) implementing a progressive reduction of sulfur oxide, emissions from ships, with the global sulfur oxide emission cap reduced initially from 4.50% to 3.50% beginning January 1, 2012 and then reduced progressively to 0.50%, by January 1, 2020, subject to a feasibility review to be completed no later than 2018; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. Once these amendments become effective, we may incur costs to comply with these revised standards. The United States ratified the Annex VI amendments in October 2008, thereby rendering U.S. air emissions standards equivalent to IMO requirements. The directive 2005/33/EU, which is effective from January 1, 2010, bans the use of fuel oils containing more than 0.1% sulphur by mass by any merchant vessel whilst at berth in any EU country and this will result in extra costs and some minor modification of the fuel supply systems in our vessels. Our initial investigation suggests that compliance can be achieved by modest investment, purchase of LS fuel and alteration of operating procedures.

Safety Requirements

The IMO has also adopted the International Convention for the Safety of Life at Sea, or SOLAS Convention, and the International Convention on Load Lines, 1966, or LL Convention, which impose a variety of standards to regulate design and operational features of ships. SOLAS Convention and LL Convention standards are revised periodically. We believe that all our vessels are in material compliance with SOLAS Convention and LL Convention standards.

Under Chapter IX of SOLAS, the requirements contained in the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, promulgated by the IMO, also affect our operations. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We intend to rely upon the safety management system that our appointed ship managers have developed.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. Our appointed ship managers have obtained documents of compliance for their offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance, or DOC, and ship management certificate, or SMC, are renewed every five years but DOC is subject to audit verification annually and the SMC every 2.5 years.

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

Ballast Water Requirements

The IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. To date there has not been sufficient adoption of this standard for it to take force.

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

Anti-Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the Anti-fouling Convention.  The Anti-fouling Convention prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels after September 1, 2003.  The exteriors of vessels constructed prior to January 1, 2003 that have not been in dry-dock must, as of September 17, 2008, either not contain the prohibited compounds or have coatings applied to the vessel exterior that act as a barrier to the leaching of the prohibited compounds.  Vessels of over 400 gross tons engaged in international voyages must obtain an International Anti-fouling System Certificate and undergo a survey before the vessel is put into service or when the antifouling systems are altered or replaced. We are in compliance with the Anti-fouling Convention.

Oil Pollution Liability

Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended in 2000, or the CLC. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. Under an amendment to the 1992 Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately 4.51 million SDR plus 631 SDR for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to 89.77 million SDR. The exchange rate between SDRs and U.S. dollars was 0.632000 SDR per U.S. dollar on April 7, 2009. The right to limit liability is forfeited under the International Convention on Civil Liability for Oil Pollution Damage where the spill is caused by the owner's actual fault and under the 1992 Protocol where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted, various legislative schemes or common laws govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our P&I insurance will cover the liability under the plan adopted by the IMO.

The IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention, which became effective on November 21, 2008, requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended).  With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship's bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

IMO regulations also require owners and operators of vessels to adopt Ship Oil Pollution Emergency Plans or SOPEPs. Periodic training and drills for response personnel and for vessels and their crews are required.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

United States Requirements

In 1990, the United States Congress enacted the U.S. Oil Pollution Act of 1990, or OPA, to establish an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, imposes liability for cleanup and natural resource damage from the release of hazardous substances (other than oil) whether on land or at sea. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners, operators and bareboat charterers are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. These other damages are defined broadly to include:

•	natural resource damages and related assessment costs;

•	real and personal property damages;

•	net loss of taxes, royalties, rents, profits and earnings capacity; and

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and loss of subsistence use of natural resources.

OPA previously limited the liability of responsible parties to the greater of $1,200 per gross ton or $10.0 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation). Amendments to OPA signed into law in July 2006 increased these limits on the liability of responsible parties with respect to tankers over 3,000 gross tons to the greater of $3,000 per gross tons or $22.0 million per single hull tanker, and $1,900 per gross ton or $16.0 million per double hull tanker, respectively. The act specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other vessel.

These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct. These limits also do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. We believe that we are in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our vessels call.

OPA also requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the act. On October 17, 2008, the U.S. Coast Guard regulatory requirements under OPA and CERCLA were amended to require evidence of financial responsibility in amounts that reflect the higher limits of liability imposed by the July 2006 amendments to OPA, as described above. The increased amounts became effective on January 15, 2009. U.S. Coast Guard regulations currently require evidence of financial responsibility in the amount of $3,300 per gross ton for a single hull tanker or $2,200 per gross ton for a double hull tanker, coupling the OPA limitation on liability of $3,000 per gross ton for a single hull tanker, or $1,900 per gross ton for a double hull tanker, respectively, with the CERCLA liability limit of $300 per gross ton. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA regulations, an owner or operator of more than one tanker is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum strict liability under OPA and CERCLA. We have provided such evidence and received certificates of financial responsibility from the U.S. Coast Guard for each of our vessels required to have one.

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

OPA also amended the Federal Water Pollution Control Act to require owners or operators of tankers operating in the waters of the United States to file vessel response plans with the U.S. Coast Guard, and their tankers are required to operate in compliance with their U.S. Coast Guard approved plans. These response plans must, among other things:

•	address a "worst case" scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a "worst case" discharge;

•	describe crew training and drills; and

•	identify a qualified individual with full authority to implement removal actions.

We have obtained vessel response plans approved by the U.S. Coast Guard for our vessels operating in the waters of the United States.

In addition, the U.S. Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. Furthermore, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The U.S. Environmental Protection Agency, or EPA, historically exempted the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. waters from CWA permitting requirements. However, on March 31, 2005, a U.S. District Court ruled that the EPA exceeded its authority in creating an exemption for ballast water. On September 18, 2006, the court issued an order invalidating the exemption in the EPA's regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directed the EPA to develop a system for regulating all discharges from vessels by that date. The District Court's decision was affirmed by the Ninth Circuit Court of Appeals on July 23, 2008.

In response to the invalidation and removal of the EPA's vessel exemption by the Ninth Circuit, the EPA has enacted rules governing the regulation of ballast water discharges and other discharges incidental to the normal operation of vessels within U.S. waters. Under the new rules, which took effect February 6, 2009, commercial vessels 79 feet in length or longer (other than commercial fishing vessels), which we refer to as Regulated Vessels, are required to obtain a CWA permit regulating and authorizing such normal discharges. This permit, which the EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, incorporates the current U.S. Coast Guard requirements for ballast water management as well as supplemental ballast water requirements, and includes limits applicable to 26 specific discharge streams, such as deck runoff, bilge water and gray water.

For each discharge type, among other things, the VGP establishes effluent limits pertaining to the constituents found in the effluent, including best management practices, or BMPs, designed to decrease the amount of constituents entering the waste stream. Unlike land-based discharges, which are deemed acceptable by meeting certain EPA-imposed numerical effluent limits, each of the 26 VGP discharge limits is deemed to be met when a Regulated Vessel carries out the BMPs pertinent to that specific discharge stream. The VGP imposes additional requirements on certain Regulated Vessel types, including tankers, that emit discharges unique to those vessels. Administrative provisions, such as inspection, monitoring, recordkeeping and reporting requirements are also included for all Regulated Vessels.

On August 31, 2008, the District Court ordered that the date for implementation of the VGP be postponed from September 30, 2008 until December 19, 2008. This date was further postponed until February 6, 2009 by the District Court. Although the VGP became effective on February 6, 2009, the VGP application procedure, known as the Notice of Intent, or NOI, has yet to be finalized. Accordingly, Regulated Vessels will effectively be covered under the VGP from February 6, 2009 until June 19, 2009, at which time the "eNOI" electronic filing interface will become operational.

Thereafter, owners and operators of Regulated Vessels must file their NOIs prior to September 19, 2009, or the Deadline. Any Regulated Vessel that does not file an NOI by the Deadline will, as of that date, no longer be covered by the VGP and will not be allowed to discharge into U.S. navigable waters until it has obtained a VGP. Any Regulated Vessel that was delivered on or before the Deadline will receive final VGP permit coverage on the date that the EPA receives such Regulated Vessel's complete NOI. Regulated Vessels delivered after the Deadline will not receive VGP permit coverage until 30 days after their NOI submission. Our fleet is composed entirely of Regulated Vessels, and we intend to submit NOIs for each vessel in our fleet as soon after June 19, 2009 as practicable.

Owners and operators of vessels visiting U.S. waters will be required to comply with this VGP program or face penalties.  This could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters. In addition, pursuant to Section 401 of the CWA which requires each state to certify federal discharge permits such as the VGP, certain states have enacted additional discharge standards as conditions to their certification of the VGP. These local standards bring the VGP into compliance with more stringent state requirements, such as those further restricting ballast water discharges and preventing the introduction of non-indigenous species considered to be invasive. The VGP and its state-specific regulations and any similar restrictions enacted in the future will increase the costs of operating in the relevant waters.

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessels that operate in such port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these requirements. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas are already equipped with vapor recovery systems that satisfy these existing requirements. As referenced above, the amended Annex VI to the IMO's MARPOL Convention, which addresses air pollution from ships, was ratified by the United States on October 9, 2008 and entered into force domestically on January 8, 2009. Previously, the state of California had adopted stringent air emissions requirements for ocean-going vessels that were held by a federal court in February 2008 to be preempted by the Clean Air Act and thus invalidated. In response, on July 24, 2008, the California Air Resources Board of the State of California, or CARB, then adopted clean-fuel regulations applicable to all vessels sailing within 24 miles of the California coastline whose itineraries call for them to enter any California ports, terminal facilities, or internal or estuarine waters. The new CARB regulations, while avoiding explicit regulation of emissions, require such vessels to use low sulfur marine fuels rather than bunker fuel. By July 1, 2009, such vessels are required to switch either to marine gas oil with a sulfur content of no more than 1.5% or marine diesel oil with a sulfur content of no more than 0.5%. By 2012, only marine gas oil and marine diesel oil fuels with 0.1% sulfur will be allowed. California is also requesting EPA to grant it a waiver under the Clean Air Act to enforce the California vessel emission standards that were invalidated. More legal challenges are expected to follow. If EPA grants the California waiver request or if CARB prevails and the new fuel content regulations go into effect as scheduled on July 1, 2009, our vessels would be subject to the CARB requirements if they were to travel within such waters. The new California regulations would require significant expenditures on low-sulfur fuel and would increase our operating costs. Finally, although the more stringent CARB regime was technically superseded when the United States ratified and implemented the amended Annex VI, the United States and Canada jointly requested IMO on March 27, 2009 to designate the area extending 200 miles from their territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands as Emissions Control Areas under the Annex VI amendments. If approved by IMO, more stringent emissions standards similar to the new CARB regulations would apply in the Emissions Control Areas that would cause us to incur further costs.

The U.S. National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. The U.S. Coast Guard adopted regulations under NISA in July 2004 that impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters. These requirements can be met by performing mid-ocean ballast exchange, by retaining ballast water on board the ship, or by using environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard. (However, mid-ocean ballast exchange is mandatory for ships heading to the Great Lakes or Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil). Mid-ocean ballast exchange is the primary method for compliance with the U.S. Coast Guard regulations, since holding ballast water can prevent ships from performing cargo operations upon arrival in the United States, and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and the Hudson River), provided that they comply with recordkeeping requirements and document the reasons they could not follow the required ballast water management requirements. The U.S. Coast Guard is developing a proposal to establish ballast water discharge standards, which could set maximum acceptable discharge limits for various invasive species, and/or lead to requirements for active treatment of ballast water. In April 2008, the U.S. House of Representatives passed a bill that amends NISA by prohibiting the discharge of ballast water unless it has been treated with specified methods or acceptable alternatives. Similar bills have been introduced in the U.S. Senate, but we cannot predict which bill, if any, will be enacted into law. In the absence of federal standards, states have enacted legislation or regulations to address invasive species through ballast water and hull cleaning management and permitting requirements. For instance, the state of California has recently enacted legislation extending its ballast water management program to regulate the management of "hull fouling" organisms attached to vessels and adopted regulations limiting the number of organisms in ballast water discharges. Michigan's ballast water management legislation mandating the use of various techniques for ballast water treatment was upheld by the federal courts. Other states may proceed with the enactment of similar requirements that could increase the costs of operating in state waters.

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

Other Regulations

European Union Tanker Regulations

In July 2003, in response to the MT Prestige oil spill in November 2002, the European Union adopted legislation, which was amended in October 2003 that prohibits all single hull tankers from entering into its ports or offshore terminals by 2010 or earlier, depending on their age. The European Union has also already banned all single hull tankers carrying heavy grades of oil from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction. Commencing in 2005, certain single hull tankers above 15 years of age will also be restricted from entering or leaving European Union ports or offshore terminals and anchoring in areas under European Union jurisdiction. The European Union has also adopted legislation that would: (1) ban manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. The sinking of the MT Prestige and resulting oil spill in November 2002 has led to the adoption of other environmental regulations by certain European Union nations, which could adversely affect the remaining useful lives of all of our vessels and our ability to generate income from them. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

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

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. However, the European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels. In the United States, the Attorneys General from 16 states and a coalition of environmental groups in April 2008 filed a petition for a writ of mandamus, or petition, with the DC Circuit Court of Appeals, or the DC Circuit, to request an order requiring the EPA to regulate greenhouse gas emissions from ocean-going vessels under the Clean Air Act. Although the DC Circuit denied the petition in June 2008, EPA then published an Advanced Notice of Proposed Rulemaking soliciting comments on whether greenhouse gas emissions should be regulated under the Clean Air Act. Climate change initiatives will also be considered by the U.S. Congress in this session. Any future passage of climate control legislation or other regulatory initiatives by the IMO, European Union or individual countries where we operate that restrict emissions of greenhouse gases could entail financial impacts on our operations that we cannot predict with certainty at this time.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facility Security Code, or the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel's flag state. Among the various requirements are:

•
on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

•	the development of vessel security plans;

•	ship identification number to be permanently marked on a ship's hull;

•
a continuous synopsis record kept onboard showing a vessel's history including the name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

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

Inspection by Classification Societies

Every oceangoing vessel must be "classed" by a classification society. The classification society certifies that the vessel is "in-class," signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class, regular and extraordinary surveys of hull and machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

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

Our vessels which are less than 15 years old are drydocked every 60 months, while vessels which are more than 15 years old are drydocked every 30-36 months for inspection of the underwater parts and for repairs related to the inspection. If any defects are found, the classification surveyor will issue a recommendation which must be rectified by the ship owner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in-class" by a classification society which is a member of the International Association of Classification Societies. All our vessels are certified as being "in-class" by a recognized classification society.

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

Our protection and indemnity insurance, or P&I insurance, covers third-party liabilities and other related expenses from, among other things, injury or death of crew, passengers and other third parties, claims arising from collisions, damage to cargo and other third-party property and pollution arising from oil or other substances. Our current P&I insurance coverage for pollution is the maximum commercially available amount of $1.05 billion per tanker per incident and is provided by mutual protection and indemnity associations. Each of the vessels currently in our fleet is entered in a protection and indemnity association which is a member of the International Group of Protection and Indemnity Mutual Assurance Associations. The 13 protection and indemnity associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each protection and indemnity association has capped its exposure to this pooling agreement at $4.3 billion. As a member of protection and indemnity associations, which are, in turn, members of the International Group, we are subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations and members of the pool of protection and indemnity associations comprising the International Group.

Our hull and machinery insurance covers actual or constructive total loss from covered risks of collision, fire, heavy weather, grounding and engine failure or damages from same. Our war risk insurance covers risks of confiscation, seizure, capture, vandalism, sabotage and other war-related risks. Our loss-of-hire insurance covers loss of revenue at $23,000 per day for Suezmaxes and $30,000 per day for VLCCs for not less than 90 days resulting from an accident covered by the terms of our hull and machinery insurance for each of our vessels, with a fourteen day deductible for OBO vessels, a fourteen day deductible for the Golden Victory and a 60 day deductible for all other Suexmaxes and VLCCs.

C. ORGANIZATIONAL STRUCTURE

See Exhibit 8.1 for a list of our significant subsidiaries.

D. PROPERTY, PLANTS AND EQUIPMENT

The Company's Vessels

The following table sets forth the fleet that we operate as of February 28, 2009 (including contracted newbuildings not yet delivered):

Vessel	Built	Approximate Dwt.	Construction	Flag	Type of Employment

Tonnage Owned Directly

VLCCs
Antares Voyager	1998	310,000	Double-hull	BA	Bareboat charter
Phoenix Voyager	1999	308,500	Double-hull	BA	Bareboat charter
British Pioneer	1999	307,000	Double-hull	IoM	Bareboat charter
Front Shanghai	2006	298,500	Double-hull	HK	Spot market
Front Kathrine	2009	297,974	Double-hull	MI	Spot market
Hull 2397 (Newbuilding)	2009	297,000	Double-hull	n/a	n/a
Hull 2419 (Newbuilding)	2010	297,000	Double-hull	n/a	n/a
Hull 2420 (Newbuilding)	2010	297,000	Double-hull	n/a	n/a
Hull J0023 (Newbuilding)	2011	320,000	Double-hull	n/a	n/a
Hull J0024 (Newbuilding)	2011	320,000	Double-hull	n/a	n/a
Hull J0025 (Newbuilding)	2011	320,000	Double-hull	n/a	n/a
Hull J0026 (Newbuilding)	2011	320,000	Double-hull	n/a	n/a
Hull J0027 (Newbuilding)	2012	320,000	Double-hull	n/a	n/a
Hull J0028 (Newbuilding)	2012	320,000	Double-hull	n/a	n/a

Tonnage Owned Directly

Suezmax Tankers
Front Voyager	1992	155,000	Single-hull	BA	Spot market
Front Fighter	1994	147,048	Double-hull	MI	Spot market
Front Hunter	1996	146,286	Double-hull	MI	Spot market
Front Alfa	1993	150,038	Double-hull	MI	Time charter
Front Beta	1992	135,915	Double-hull	MI	Time charter
Front Delta	1993	136,055	Double-hull	MI	Time charter
Cygnus Voyager	1993	157,000	Double-hull	BA	Bareboat charter
Altair Voyager	1993	136,000	Double-hull	BA	Bareboat charter
Sirius Voyager	1994	156,000	Double-hull	BA	Bareboat charter
Hull 1017 (Newbuilding)	2009	156,000	Double-hull	n/a	n/a
Hull 1018 (Newbuilding)	2009	156,000	Double-hull	n/a	n/a
Hull 1019 (Newbuilding)	2009	156,000	Double-hull	n/a	n/a
Hull 1026 (Newbuilding)	2010	156,000	Double-hull	n/a	n/a
Hull 1056 (Newbuilding)	2010	156,000	Double-hull	n/a	n/a
Hull 1057 (Newbuilding)	2011	156,000	Double-hull	n/a	n/a
Hull 1060 (Newbuilding)	2011	156,000	Double-hull	n/a	n/a
Hull 1061 (Newbuilding)	2011	156,000	Double-hull	n/a	n/a

Tonnage Chartered in from Ship Finance

VLCCs
Front Highness	1991	284,000	Single-hull	SG	Time charter
Front Lady	1991	284,000	Single-hull	SG	Time charter
Golden River	1991	284,000	Single-hull	SG	Time charter
Front Duke	1992	284,000	Single-hull	SG	Time charter
Front Duchess	1993	284,000	Single-hull	SG	Spot market
Edinburgh	1993	302,000	Double-side	LIB	Spot market
Front Ace	1993	276,000	Single-hull	LIB	Time charter
Front Vanguard	1998	300,000	Double-hull	MI	Spot market
Front Century	1998	311,000	Double-hull	MI	Time charter
Front Champion	1998	311,000	Double-hull	BA	Time charter
Front Vista	1998	300,000	Double-hull	MI	Spot market
Front Comanche	1999	300,000	Double-hull	FRA	Time charter
Golden Victory	1999	300,000	Double-hull	MI	Time charter
Front Circassia	1999	306,000	Double-hull	MI	Spot market
Front Opalia	1999	302,000	Double-hull	MI	Spot market
Ocana	1999	300,000	Double-hull	IoM	Bareboat charter
Front Scilla	2000	303,000	Double-hull	MI	Spot market
Oliva	2001	299,000	Double-hull	IoM	Bareboat charter
Front Serenade	2002	299,000	Double-hull	LIB	Time charter
Otina	2002	298,000	Double-hull	IoM	Bareboat charter
Ondina	2002	299,000	Double-hull	IoM	Bareboat charter
Front Falcon	2002	309,000	Double-hull	BA	Spot market
Front Page	2002	299,000	Double-hull	LIB	Time charter
Front Energy	2004	305,000	Double-hull	CYP	Time charter
Front Force	2004	305,000	Double-hull	CYP	Spot market

Suezmax OBO Carriers
Front Breaker	1991	169,000	Double-hull	MI	Time charter
Front Climber	1991	169,000	Double-hull	SG	Time charter
Front Driver	1991	169,000	Double-hull	MI	Time charter
Front Guider	1991	169,000	Double-hull	SG	Time charter
Front Leader	1991	169,000	Double-hull	SG	Time charter
Front Rider	1992	169,000	Double-hull	SG	Time charter
Front Striver	1992	169,000	Double-hull	SG	Time charter
Front Viewer	1992	169,000	Double-hull	SG	Time charter

Tonnage Chartered in from Ship Finance

Suezmax Tankers
Front Pride	1993	150,000	Double-hull	NIS	Spot market
Front Glory	1995	150,000	Double-hull	NIS	Spot market
Front Splendour	1995	150,000	Double-hull	NIS	Spot market
Front Ardenne	1997	150,000	Double-hull	NIS	Spot market
Front Brabant	1998	150,000	Double-hull	NIS	Time charter
Mindanao	1998	150,000	Double-hull	SG	Spot market

Vessel	Built	Approximate Dwt.	Construction	Flag	Type of Employment

Tonnage Chartered in from Third Parties

VLCCs
Front Chief	1999	311,000	Double-hull	BA	Spot market
Front Commander	1999	311,000	Double-hull	BA	Spot market
Front Crown	1999	311,000	Double-hull	BA	Spot market
British Pride	2000	307,000	Double-hull	IoM	Bareboat charter
British Progress	2000	307,000	Double-hull	IoM	Bareboat charter
British Purpose	2000	307,000	Double-hull	IoM	Bareboat charter
Front Tina	2000	299,000	Double-hull	LIB	Spot market
Front Commodore	2000	299,000	Double-hull	LIB	Time charter
Front Eagle	2002	309,000	Double-hull	BA	Spot market
Hampstead	1996	298,000	Double-hull	IoM	Time charter
Kensington	1995	298,000	Double-hull	IoM	Time charter

Suezmax Tankers
Front Warrior	1998	153,000	Double-hull	BA	Spot market
Front Melody	2001	150,000	Double-hull	LIB	Spot market
Front Symphony	2001	150,000	Double-hull	LIB	Time charter
Nordic Apollo (*)	2003	149,997	Double-hull	MI	Spot market
Nordic Discovery (*)	1998	149,999	Double-hull	NIS	Spot market
Nordic Fighter (*)	1998	149,999	Double-hull	NIS	Spot market
Nordic Hawk (*)	1997	151,475	Double-hull	BA	Spot market
Nordic Hunter (*)	1997	151,400	Double-hull	BA	Spot market
Nordic Saturn (*)	1998	157,332	Double-hull	MI	Spot market
Nordic Sprite (*)	1999	147,188	Double-hull	NIS	Spot market
Genmar Argus	2000	149,999	Double-hull	MI	Spot market
Genmar Horn	1999	159,475	Double-hull	MI	Spot market
Genmar Spyridon	2000	149,999	Double-hull	MI	Spot market
Genmar Harriet G	2006	149,999	Double-hull	MI	Spot market
Genmar Phoenix	1999	153,015	Double-hull	MI	Spot market

Tonnage under Commercial Management

VLCCs
Mayfair	1995	298,405	Double-hull	MI	Time charter
Camden	1995	298,306	Double-hull	MI	Time charter
Songa Chelsea	1995	298,432	Double-hull	MI	Spot market
Universal Queen	2005	309,373	Double-hull	PAN	Spot market

(*)           Vessel is chartered in on a floating time charter.

Our chartered in fleet is contracted to us under leasing arrangements with fixed terms of between seven and twenty three years. Lessors have options to extend nine of these leases by up to an additional five years from expiry of the initial fixed term.  We have fixed purchase price options to buy nine of these vessels at certain future dates and the lessors have fixed options to sell nine of these vessels to us at the end of the lease period.  Four of the lease agreements may not be terminated by us without the agreement of the end-user of the vessel.

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

Our principal focus and expertise is the transportation of crude oil and oil product cargoes for major integrated oil companies and other customers. As of December 31, 2008, our tanker fleet consisted of 28 VLCCs, 10 VLCC newbuilding contracts, 15 Suezmax tankers, eight Suezmax OBOs and eight Suezmax newbuilding contracts. We also charter in 12 modern VLCCs and 14 Suezmaxes from third parties. A full fleet list is provided in Item 4.D. "Information on the Company" showing the vessels that we currently own and charter in.

Fleet Changes

Refer to Item 4 for discussion on acquisitions and disposals of vessels. A summary of our fleet changes for the years ended December 31, 2008, 2007 and 2006 is as follows:
	2008	2007	2006
VLCCs
At start of period	42	41	43
Acquisitions	—	2	2
Dispositions	(2)	(1)	(4)
At end of period	40	42	41

Suezmax
At start of period	16	23	23
Acquisitions	5	—	—
Dispositions	(3)	(7)	—
Chartered In	11	—	—
At end of period	29	16	23

Suezmax OBOs
At start and end of period	8	8	8

Aframax
At start of period	—	1	—
Acquisitions	—	—	1
Dispositions	—	(1)	—
At end of period	—	—	1

Total fleet
At start of period	66	73	74
Acquisitions	5	2	3
Dispositions	(5)	(9)	(4)
Chartered In	11	—	—
At end of period	77	66	73

Summary of Fleet Employment

As discussed below, our vessels are operated under time charters, bareboat charters, voyage charters, pool arrangements and COAs.

	As of December 31,
	2008		2007		2006
	Number of vessels	Percentage of fleet	Number of vessels	Percentage of fleet	Number of vessels	Percentage of fleet
VLCCs
Spot or pool	15	38%	17	40%	18	44%
Time charter	15	38%	15	36%	13	32%
Bareboat charter	10	25%	10	24%	10	24%
Total	40	100%	42	100%	41	100%

Suezmax
Spot or pool	21	73%	12	75%	16	70%
Time charter	5	17%	1	6%	3	13%
Bareboat charter	3	10%	3	19%	3	13%
Under Conversion	—	—	—	—	1	4%
Total	29	100%	16	100%	23	100%

Aframax
Under Conversion	—	—	—	—	1	100%
Total	—	—	—	—	1	100%

Suezmax OBOs
Time charter	8	100%	8	100%	8	100%
Total	8	100%	8	100%	8	100%

Total fleet
Spot or pool	36	47%	29	44%	34	47%
Time charter	28	36%	24	36%	24	32%
Bareboat charter	13	17%	13	20%	13	18%
Under Conversion	—	—	—	—	2	3%
Total	77	100%	66	100%	73	100%

Market Overview and Trend Information

In early 2008, the daily TCE for VLCCs reached a high of approximately $195,000. Despite the volatility experienced in the tanker market throughout the year, the daily TCE was approximately $100,000 during the second and third quarters of 2008 and approximately $50,000 to $70,000 during the fourth quarter of 2008. Average earnings for double hull VLCCs in 2008 was in excess of $95,000 per day according to industry sources. The recent adverse changes in world financial markets have not materially affected our business in 2008.

In the first half of 2008, the tanker market benefited from the following factors:

•	The National Iranian Tanker Company tied up an estimated 12 to 14 VLCCs for storage as there was low demand for Iranian crude oil;

•	Strong demand from the Chinese in connection with the 2008 Olympic Games;

•	Number of port strikes during 2008, including in France, contributed to a tighter tonnage list;

•
Total ton-mile growth for the US, China, Japan and Korea was, according to industry sources, approximately 7.3%, increasing from just below 14,000 miles in the first quarter of 2007 to approximately 15,000 miles in the first quarter of 2008.

During the second half of 2008, the decreased production of crude oil by OPEC was one of the major factors impacting the tanker market. The oil price in 2008 averaged at $98.70 per barrel, peaking at a record high of $143 per barrel on July 11 and a low of approximately $38 per barrel by the end of December. As crude oil prices and world demand for petroleum products decreased throughout the second half of 2008, OPEC production was reduced.

Average OPEC production is estimated at 31.24 million barrels per day in 2008 according to IEA's April 2009 report. The expected 2009 OPEC production output figure has not yet been published by the IEA, however, they reported a first quarter 2009 OPEC production of 28.33 million barrels per day, which is a decrease of approximately four million barrels per day year-on-year.

The IEA further estimates that average world oil demand was 85.8 million barrels per day in 2008, a 0.3% decrease from 2007. For 2009, a decrease in world oil demand of 2.8% or 2.4 million barrels per day is forecast.

The tanker market benefited from 'contango' in the oil price during 2008. This is a market condition where the future oil price is higher than the current price. At the end of October 2008, the spread between the current and future oil price widened making it profitable for oil companies and traders to store crude oil. Consequently, the demand for storage services increased, predominantly in the Atlantic basin but also in the Arabian Gulf. The spot market at that time was approximately $50,000 per day. Since then approximately 40 ships were charterered either for straight storage or voyages followed by storage, with rates ranging from $55,000 to $85,000 per day.

Throughout 2008, there was a continued trend among oil companies to discriminate against single hull tankers due to their decreasing territory allowance and increasing probability of inspection.

Bunkers followed the movements in the oil market closely in 2008. The lowest bunker price in Fujairah was quoted at the end of December at $206.50 per metric ton while the highest bunker price in Fujairah was quoted at $756.5 per metric ton in mid-July. The average bunker price in 2008 was approximately $508 per metric ton.

According to figures released in April 2009 by The International Monetary Fund, or 'IMF', the World Trade Volume had a 3.3% increase in 2008. However, the IMF forecast that the World Trade Volume will see a decline of 11% in 2009. Furthermore, world GDP increased by 3.2% in 2008 and is forecast to decline by 1.3% throughout 2009. In 2008, the U.S had a 1.1% growth in the GDP, which is estimated to decline by 2.8% throughout 2009. China's 2008 GDP increased by 9% year-on-year, and is forecast to have a 6.5% increase in 2009. Negative growth is expected in Europe and Japan while emerging markets and developing countries will experience a continued decrease in their growth figures.

In 2008, the total Suezmax fleet increased with 3.7% to 351 vessels. 13 new vessels were delivered to owners and 36 new orders were made. The total orderbook amounted to 168 vessels at the end of the year, which represented approximately 48% of the existing fleet.

In 2008, the total VLCC fleet increased by 7.6% to 500 vessels. Throughout the year a total of 38 new vessels were delivered to owners and 82 new orders were made. The total order book amounted to 230 vessels at the end of the year, which represented approximately 46% of the existing fleet.

Throughout 2009 it is estimated that 68 new VLCCs and 72 Suezmaxes will enter the market including 18 and 10 in the first quarter, respectively. This substantial amount of new tonnage will be partially offset by the expected phase out program of single hull vessels. Further cancellations of orders and delays in deliveries of newbuildings are also expected.

Accounting Changes

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

•	Vessels leased from Ship Finance, which were previously reported as wholly owned are reported as vessels held under capital lease.

•	Capital lease obligations with Ship Finance, which were previously eliminated on consolidation are reported as liabilities with the related interest recorded in the income statement.

•	Debt incurred by Ship Finance, which was previously reported as debt of the Company is no longer reported.

•	Derivative instruments held by Ship Finance are no longer reported.

•	Minority interest expense relating to Ship Finance is no longer reported.

•	Profit share expense relating to amounts due to Ship Finance is shown in the income statement.

•	Results from Ship Finance's container ships, jack-up rigs and Panamax vessels are no longer reported in the Company's consolidated results.

Discontinued Operations

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

Revenue and expense recognition

Revenues and expenses are recognized on the accruals basis. Revenues are generated from freight billings, time charter and bareboat charter hires. Voyage revenues and expenses are recognized ratably over the estimated length of each voyage and, therefore, are allocated between reporting periods based on the relative transit time in each period. The impact of recognizing voyage expenses ratably over the length of each voyage is not materially different on a quarterly and annual basis from a method of recognizing such costs as incurred. Probable losses on voyages are provided for in full at the time such losses can be estimated. Time charter and bareboat charter revenues are recorded over the term of the charter as service is provided. The Company uses a discharge-to-discharge basis in determining percentage of completion for all spot voyages and voyages servicing contracts of affreightment whereby it recognizes revenue ratably from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. However, the Company does not recognize revenue if a charter has not been contractually committed to by a customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

Amounts receivable or payable arising from profit sharing arrangements are accrued based on amounts earned as of the reporting date. Profit share income represents vessel earnings earned by the Company's customers in excess of market rates. Profit share expense represents amounts due to Ship Finance based on 20% of the excess of vessel revenues earned by the Company over the base hire paid to Ship Finance for chartering in the vessels.

Revenues and voyage expenses of the vessels operating in pool arrangements are pooled and the resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula.  Formulae used to allocate net pool revenues vary among different pools but generally allocate revenues to pool participants on the basis of the number of days a vessel operates in the pool with weighting adjustments made to reflect vessels' differing capacities and performance capabilities.  The same revenue and expense principles stated above are applied in determining the pool's net pool revenues.  Certain pools are responsible for paying voyage expenses and distribute net pool revenues to the participants.  Certain pools require the participants to pay and account for voyage expenses, and distribute gross pool revenues to the participants such that the participants' resulting net pool revenues are equal to net pool revenues calculated according to the agreed formula.  The Company accounts for gross pool revenues allocated by these pools as "pool revenues" which are included in voyage revenues in its consolidated statements of operations.

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

Vessels and equipment under capital lease

The Company charters in certain vessels and equipment under leasing agreements. Leases of vessels and equipment, where the Company has substantially all the risks and rewards of ownership, are classified as capital leases. Capital leases are capitalized at the inception of the lease at the lower of the fair value of the leased assets and the present value of the minimum lease payments.

Each lease payment is allocated between liability and finance charges to achieve a constant rate on the finance balance outstanding. The interest element of the finance cost is charged to the income statement over the lease period.

Depreciation of vessels and equipment under capital lease is included within "depreciation and amortization expense" in the consolidated statement of operations. Vessels and equipment under capital lease are depreciated on a straight-line basis over the vessels' remaining economic useful lives or on a straight-line basis over the term of the lease. The method applied is determined by the criteria by which the lease has been assessed to be a capital lease.

Factors Affecting our Results

The principal factors which affect our results of operations and financial position include:

•	the earnings of our vessels in the charter market;

•	gains from the sale of assets;

•	vessel operating expenses;

•	profit share expense;

•	administrative expenses;

•	depreciation;

•	interest expense;

•	impairment of securities.

We have derived our earnings from bareboat charters, time charters, voyage charters, pool arrangements and contracts of affreightment.

As of December 31, 2008, 2007 and 2006, 36, 29 and 34, respectively, of our vessels operated in the voyage charter market. The tanker industry has historically been highly cyclical, experiencing volatility in profitability, vessel values and freight rates. In particular, freight and charter rates are strongly influenced by the supply of tanker vessels and the demand for oil transportation services.

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

An other-than-temporary impairment regarding our available-for-sale marketable securities will be recorded as an impairment of securities.

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

Year ended December 31, 2008 compared with the year ended December 31, 2007

Total operating revenues and voyage expenses and commission
			Change
(in thousands of $)	2008	2007	$	%
Voyage charter revenues	1,425,968	801,546	624,422	77.9
Time charter revenues	602,980	432,813	170,167	39.3
Bareboat charter revenues	57,152	57,052	100	-
Other income	17,918	8,516	9,402	110.4
Total operating revenues	2,104,018	1,299,927	804,091	61.9

Total operating revenues increased in 2008, as compared to 2007, primarily due to significant increases in voyage and time charter revenues. Voyage charter revenues increased mainly due to the following reasons:

•	An increase in trading days due to the charter in of 11 Suezmax vessels, which resulted in an increase of $213.3 million.

•	The purchase of five Suezmax vessels, which were delivered in the period from June to August 2008, two of which traded in the spot market and increased revenue by $33.9 million.

•
TCE rates increased in 2008 compared to 2007 resulting in a rise in income across all revenue categories in the period. In voyage charter earnings, TCE for double hull VLCCs and double hull Suezmaxes was approximately $90,000 and $58,400, respectively, in 2008 compared with approximately $48,200 and $41,100, respectively, in 2007.

•
The average TCE voyage charter rates earned on single hull Suezmaxes and single hull VLCCs were approximately $39,900 and $40,500, respectively, in 2008. This compares with rates of approximately $23,000 for single hull Suezmaxes and $37,600 for single hull VLCCs in 2007. As has been the case in prior years the rates earned underline a continuing variance in market rates for single and double hull vessels.

•	The leases on two single hull vessels were terminated in the January and April 2008 resulting in a decrease in voyage charter revenue of $24.7 million in the year.

Time charter revenues increased mainly due to the following reasons:

•
The OBO's were fixed on new charters throughout 2007 at higher rates and consequently the current year results reflect a full trading period on these charters, generating increased revenues of $12.9 million.

•
Our Suezmax vessels increased revenues by $1.6 million in 2008 as compared to 2007. The delivery of three new vessels in 2008 resulted in increased revenues of $20.5 million, which was partially offset by the shift in employment of two vessels to the spot market, resulting in a $13.9 million decrease in revenues and a further decrease of $7.6 million as there were no single hull Suezmaxes traded on time charter during 2008 as compared to 2007.

•
Single hull VLCC time charter earnings were increased due to higher market linked charter rates. Four single hulled vessels were chartered out at rates linked to the Baltic Exchange Index which continued to increase in 2008, resulting in a $39.3 million increase in revenues, which was partially offset by a $7.6 million loss of revenue from the Front Sabang which was sold in the second quarter of 2008. The remaining $3.2 million increase represents receipts from old insurance claims.

•
The double hull VLCC revenues were augmented by a full year of trading two vessels that were chartered in during 2007. These vessels increased earnings by $15.4 million, assisted by a market linked charter out rate.

•	The most significant increase was realized by six other VLCC vessels chartered out under floating time charters. In 2008, these vessels posted a $99.3 million increase on earnings compared to 2007.

Other income has increased due to an increase in income earned from supervising the newbuilding projects of related parties and an increase in commissions earned on the commercial management of vessels chartered in from Nordic American Tankers and the Songa Chelsea. These vessels were not managed by us in 2007.

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

(in $ per day)	2008	2007	2006	2005	2004
VLCC	74,500	45,700	56,800	57,400	78,000
Suezmax	55,200	33,000	37,800	40,300	57,900
Suezmax OBO	43,500	39,700	31,700	34,900	27,900

 Gain on sale of assets
			Change
(in thousands of $)	2008	2007	$	%
Gain on sale of assets	142,293	118,168	24,125	20.4

The gain on sale of assets in 2008 comprises gains of $17.1 million and $24.8 million resulting from the termination of the long-term charter party agreements for Front Maple and Front Sabang respectively. Also included in the gain on sale of assets are gains of $26.0 million and $26.4 million relating to the delivery of two completed heavy lift conversions, the Front Comor and Front Traveller, respectively. Upon delivery of these final two vessels a further $38.6 million was recognized on the gain on sale of the heavylift vessels. A further gain of $9.4 million was recognized on sale of the Front Comor and Front Traveller mid-sections.

The gain on sale of assets in 2007 comprises gains of $21.3 million and $6.2 million from the sale of the single hull vessels Front Transporter and Front Horizon, respectively, a gain of $60.7 million from the delivery of two converted heavylift vessels and gains of $13.3 million and $16.6 million resulting from the termination of the long-term charter party agreements for Front Vanadis and Front Birch, respectively.

Ship operating expenses
			Change
(in thousands of $)	2008	2007	$	%
VLCC	141,565	119,552	22,013	18.4
Suezmax	45,210	52,642	(7,432)	(14.1)
Suezmax OBO	26,991	24,064	2,927	12.2
Total ship operating expenses	213,766	196,258	17,508	8.9

Ship operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, drydockings, lubricating oils and insurance.

VLCC operating costs have increased mainly due to the following:

•	Nine VLCCs (six double hull and three single hull) were drydocked in both 2008 and 2007. The cost of vessels drydocked in 2008 was $16.1 million higher than in 2007.

•	In May 2008, the long term charter for the Front Sabang was terminated resulting in a decrease in ship operating expenditure of $6.0 million in 2008 as compared to 2007.

•	Increased crew costs contributed to $6.0 million of the higher operating costs reported in 2008.

Suezmax operating costs have decreased mainly due to the following:

•
In 2008, three double hull Suezmaxes were drydocked as compared with five Suezmaxes (two single hull and three double hull) in 2007, which resulted in a decrease of $2.9 million in drydocking expenses.

•	A single hull Suezmax vessel was sold in January 2008 which had previously reported an entire year's operating expenditure resulting in a $2.5 million decrease in 2008 operating expenditures.

•	The Front Birch was sold in December 2007 and, therefore, reported close to a full year's operating expenditure. The impact in 2008 was to decrease operating expenditure by $2.5 million.

•	The Front Granite and Marble were sold to Dockwise in 2007 and time chartered back. In 2007 the vessels reported $4.7 million more operating expenditure as a result.

•	Five other single hull Suezmaxes were sold in 2007 that reported $7.3 million of expenses compared with $0.3 million in 2008.

•	Five newly acquired double hull Suezmax vessels were delivered during the period from June to August 2008 resulting in an increase in operating expenditure of $10.7 million in 2008.

•	There have also been general costs increases across the Suezmax fleet.

OBO operating costs have increased slightly due to increased cost associated with spare parts purchases, higher crew costs, as well as hull and machinery claim costs.

Profit share expense
			Change
(in thousands of $)	2008	2007	$	%
Profit share expense	110,962	37,279	73,683	197.7

Profit share expense relates to the vessels leased from Ship Finance and is calculated as 20% of TCE in excess of daily base charter hire. Profit share expense of $37.3 million recorded in the income statement in 2007 excludes $15.2 million relating to the first quarter, which was eliminated on consolidation of Ship Finance.

Charterhire expenses
			Change
(in thousands of $)	2008	2007	$	%
Charterhire expenses	220,170	56,868	163,302	287.2

Number of vessels chartered in and accounted for as operating leases:	2008	2007
VLCC	4	3
Suezmax	14	6
	18	9

The increase in charterhire expense in 2008 relates to 18 vessels under operating lease in 2008 as compared to nine vessels under operating lease in 2007. Six of the chartered in Suezmax vessels operated under floating charters in 2008.

Administrative expenses
			Change
(in thousands of $)	2008	2007	$	%
Administrative expenses	35,226	36,410	(1,184)	(3.3)

The decrease in administrative expenses during 2008 was mainly due to the strengthening of the U.S. dollar against the Norwegian Kroner and the British Pound as most of our administrative expenses are denominated in Norwegian Kroner and the British Pound. In addition, administrative expenses in 2007 included $2.0 million with respect to Ship Finance for the first quarter. These items were partially offset by a $3.3 million increase in stock compensation and a $2.1 million increase in newbuilding supervision expenses as a result of additional projects being supervised in 2008.

Interest income
			Change
(in thousands of $)	2008	2007	$	%
Interest income	41,204	54,316	(13,112)	(24.1)

Interest income has decreased primarily as a result of a decrease in average cash balances held during the year resulting from increased investments in fixed assets and non trading financial instruments, which has been coupled with significant decrease in interest rates.

Interest expense
			Change
(in thousands of $)	2008	2007	$	%
Interest expense	183,925	204,535	(20,610)	(10.1)

The decrease in interest expense is primarily due to the fact that the Company no longer consolidates the results of Ship Finance from the end of March 2007 and as a result the bank interest expense incurred by Ship Finance has significantly decreased. This decrease in bank interest has been offset by an increase in lease interest expense. This lease interest expense was eliminated in the first quarter of 2007.

Equity earnings of unconsolidated subsidiaries and associated companies
			Change
(in thousands of $)	2008	2007	$	%
Share of results of associated companies	(901)	573	(1,474)	-

As of December 31, 2008, we account for five investees (2007: five) under the equity method.  The decrease in share of results of associated companies is primarily due to the disposal of International Maritime Exchange ASA, or IMAREX, in 2007 and a write-down of the investment in Front Tobago Shipping Corporation.

Other
			Change
(in thousands of $)	2008	2007	$	%
Foreign currency exchange gains	1,565	3,312	(1,747)	(52.8)
Mark to market of derivatives	(17,399)	3,530	(20,929)	-
Impairment of securities	(25,134)	-	(25,134)	-
Dividends received	1,522	533	989	185.6
(Loss) gain on sale of securities	(221)	122,120	(122,341)	-
Other non-operating items, net	34,043	4,951	29,092	-

The unfavorable movement in mark to market of derivatives relates primarily to the forward contracts and total return swap in relation to the purchase and sale of securities in Overseas Shipholding Group Inc. ("OSG") totaling $15.0 million. The remaining loss in 2008 relates to losses on forward freight contracts.

Impairment of securities relates to the other-than-temporary impairment recorded against securities held in OSG. The securities were written down to fair value of $59.3 million as of December 31, 2008 resulting in an impairment loss of $25.1 million.

The loss on sale of securities in 2008 relates to the disposal of securities in OSG. The gain on sale of securities in 2007 comprises the gains arising on the sale of our remaining shares in Dockwise, IMAREX, and Sea Production of $48.7 million, $41.9 million and $31.2 million, respectively.

Other non operating items, net in 2008 is primarily due to a gain of $16.6 million following settlement by Bocimar of a legal case and a $18.0 million gain on the partial spin-off of ITCL.

Minority interest
			Change
(in thousands of $)	2008	2007	$	%
Minority interest expense	2,184	22,162	(19,978)	(90.2)

In 2008, minority interest represents the minority investors' 17.53% interests in the net income of ITCL from February

2008. The minority interest in 2007 represents majority investors' 88.9% interests in the net income of Ship Finance for the first quarter. There is no minority interest expense after March 31, 2007 as we no longer consolidate the results of Ship Finance.

Gain on issuance of shares by associate
			Change
(in thousands of $)	2008	2007	$	%
Gain on issuance of shares by associate	—	83,566	(83,566)	—

The gain on issuance of shares in 2007 comprises a gain on the issuance of shares in Sea Production of $39.8 million and a gain on the issuance of shares in Sealift of $43.7 million in connection with the business combination with Dockwise. Based on the information currently available to us, we do not expect to record any gains on the issuance of shares by associates in 2009.

Discontinued operations
			Change
(in thousands of $)	2008	2007	$	%
Discontinued operations	—	5,442	(5,442)	—

Discontinued operations in 2007 are the results of the containerships and jack up rig of Ship Finance. We no longer consolidate the results of Ship Finance following the spin off in March 2007.

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

Time charter revenues have increased primarily due to the following reasons:

•	Our OBO's were fixed on new time charters with higher prevailing rates resulting in an increase in revenues of $25.0 million.

•	During 2007, we chartered in two VLCCs and subsequently chartered these vessels out on time charters which contributed to an increase in revenues of $17.6 million.

•
Two VLCCs which were previously employed on bareboat charters and four VLCCs which were previously employed on spot voyages began time charters during the first six months of 2006 resulting in an increase in time charter revenues of $20.4 million.  The earnings on these time charters are based on the vessels' actual earnings by the charterer.

•	During the year, seven vessels changed employment from spot voyage to time charter resulting in an increase in time charter revenues of $25.2 million.

Bareboat charter revenues have decreased primarily due to the change in employment of four vessels during 2006 to voyage and time charter. We also sold a vessel in 2006 that was previously employed on a bareboat charter.

Voyage charter revenues include pool revenues. Certain pools are responsible for paying voyage expenses and distribute net pool revenues to the participants while other pools require the participants to pay and account for voyage expenses, and distribute gross pool revenues to the participants such that the participants' resulting net pool revenues are equal to net pool revenues calculated according to the agreed formula. Our pool earnings in 2007 allocated on a gross basis were $34.4 million (2006: $131.1 million).

Gain on sale of assets
			Change
(in thousands of $)	2007	2006	$	%
Gain on sale of assets	118,168	95,655	22,513	24

The gain on sale of assets in 2007 comprises gains of $21.3 million and $6.2 million from the sale of the single hull vessels Front Transporter and Front Horizon, respectively, a gain of $60.7 million from the delivery of two converted heavylift vessels and gains of $13.3 million and $16.6 million resulting from the termination of the long-term charter party agreements for Front Vanadis and Front Birch, respectively.

The gain on sale of assets in 2006 includes gains of $11.0 million, $58.9 million and $14.3 million relating to the sales of Golden Stream, Front Beijing and Front Tobago, respectively. In addition, the Company sold two newbuilding contracts for a profit of $9.8 million.

Ship operating expenses
			Change
(in thousands of $)	2007	2006	$	%
Suezmax OBO	24,064	32,111	(8,047)	(25)
Suezmax	52,642	63,068	(10,426)	(17)
VLCC	119,552	97,274	22,278	23
Aframax	-	2,182	(2,182)	(100)
Total ship operating expenses	196,258	194,635	1,623	1

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

•
We sold a single hull Suezmax in March 2007 and delivered three single hull Suezmaxes to shipyards for conversion to heavy lift vessels during 2007. All of these vessels reported a full year's operating expenses in 2006 which resulted in a decrease of $4.0 million in 2007. The single hull Suezmax Front Sunda was delivered for conversion in 2006 resulting in a decrease in operating costs of $2.1 million in 2007.

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

•
We sold three VLCCs during 2006 which has resulted in a decrease in operating costs of $5.3 million. We sold another VLCC in June 2007 which has resulted in only six months of operating costs being reported in 2007 compared to a full year in 2006 which contributed to a $1.3 million decrease in operating costs.

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

As of December 31, 2007, we account for five investees (2006: seven) under the equity method. During 2007, we sold our entire investment in IMAREX resulting in a gain of $41.9 million, which has been reported in gain on sale of securities. As a result of the deconsolidation of Ship Finance, Front Shadow is no longer reported by the Company.

Other
			Change
(in thousands of $)	2007	2006	$	%
Foreign currency exchange gains	3,312	1,056	2,256	214
Mark to market adjustments for financial derivatives	3,541	(2,735)	6,276	—
Losses from freight forward agreements	(11)	(8,162)	(8,151)	—
Dividends received	533	13,317	(12,784)	—
Gain on sale of securities	122,120	9,782	112,338	—
Other financial items, net	4,951	(3,663)	8,614	—

The favorable movement in mark to market adjustments relates primarily to interest rate swaps held by Ship Finance.

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

Minority interest

Minority interest represents minority investors' interests in the net income of Ship Finance for the first quarter of 2007 based on the 88.9% of the shares of Ship Finance held by the minority investors. There is no minority interest expense after March 31, 2007 as we no longer consolidate the results of Ship Finance. The minority interest expense in 2006 is also based on 88.9% but is for the full year.

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

Recent accounting pronouncements

In September 2006, the Financial Accounting Standards Board ('FASB') issued Financial Accounting Standard No. 157, Fair Value Measurements, ('FAS 157'), and is effective for fiscal years beginning after November 15, 2007. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The statement establishes a fair value hierarchy that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reported entity and the reported entities own assumptions about market participant assumptions developed based on the best information available in the circumstances. In February 2008, the FASB issued a staff position that delays the effective date of FAS 157 for certain nonfinancial assets and liabilities to fiscal years beginning on or after November 15, 2008. The Company's adoption of FAS 157 did not have a material effect on the consolidated financial statements. Adoption of the delayed provisions of FAS 157 is not expected to have a material effect on the Company's consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standard No. 159, The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115 ("FAS 159"). FAS 159 allows  entities to choose to measure many financial instruments and certain other items at fair value, with unrealized gains and losses related to these financial instruments being reported in earnings at each subsequent reporting date. FAS 159 is effective for fiscal years beginning after November 15, 2007. The Company's adoption of this statement did not have a material effect on the consolidated financial statements.

In December 2007, the FASB issued Statements No. 141(R), Business Combinations, ('FAS 141(R)'), and No. 160 Noncontrolling Interests in Consolidated Financial Statements, ('FAS 160'). Together these statements can affect the way companies account for future business combinations and noncontrolling interests. FAS 141(R) requires, amongst other changes, recognition of subsequent changes in the fair value of contingent consideration in the Statement of Operations rather than against Goodwill, and transaction costs to be recognized immediately in the Statement of Operations. FAS 160 clarifies the classification of non controlling interests (i.e. minority owners' interests in subsidiaries) in consolidated balance sheets and the accounting for and reporting of transactions between the reporting entity and holders of such non controlling interests. In particular the minority owners' interest in subsidiaries should be presented in the consolidated balance sheet within equity, but separate from the parent's equity. Similarly the amount of net income attributable to the parent and to the minority interest be clearly identified and presented on the consolidated statement of income. Both FAS 141(R) and FAS 160 are effective for transactions completed in fiscal years beginning after December 15, 2008. Adoption of FAS 141(R) and FAS 160 by the Company in the financial statements beginning January 1, 2009 is not expected to have a material effect on the Company's consolidated financial statements except that non-controlling interests will be classified as a component of equity.

In March 2008, the FASB issued Statement of Financial Accounting Standard No. 161, Disclosures about Derivative Instruments and Hedging Activities ('FAS 161'). This standard amends and expands the disclosure requirements of FASB Statement 133, Accounting for Derivative Instruments and Hedging Activities, and is effective for fiscal years beginning after November 15, 2008. FAS 161 requires enhanced disclosures that better convey the purpose of an entity's derivative and hedging activities in terms of the risk it intends to manage. In addition to other disclosure requirements, the statement requires disclosure of the reasons for holding or issuing derivative instruments in the context of its overall risk exposure. The Company's adoption of FAS 161 is not expected to have a material effect on the Company's consolidated financial statements.

In May 2008, the FASB issued Statement of Financial Accounting Standard No. 162, The Hierarchy of Generally Accepted Accounting Principles, ('FAS 162'). This Statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements in conformity with generally accepted accounting principles in the United States. Adoption of FAS 162 is not expected to have a material effect on the Company's consolidated financial statements.

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

Our short-term liquidity requirements relate to servicing our debt, payment of operating costs (including drydocking), lease payments for our chartered in fleet, funding working capital requirements and maintaining cash reserves against fluctuations in operating cash flows. Sources of short-term liquidity include cash balances, restricted cash balances, short-term investments and receipts from our customers. Revenues from time charters and bareboat charters are generally received monthly or fortnightly in advance while revenues from voyage charters are received upon completion of the voyage.

As of February 28, 2009, we estimated cash breakeven average daily TCE rates of approximately $25,200 for our Suezmax tankers and approximately $32,100 for our VLCCs. These are the daily rates our vessels must earn to cover budgeted operating costs, estimated interest expenses and scheduled loan principal repayments, bareboat hire and corporate overhead costs.  These rates do not take into account capital expenditures or loan balloon repayments at maturity which we expect to refinance with new loans.  Furthermore, M/T Kensington, M/T Hampstead and the five Genmar vessels chartered in are not included in the breakeven rates.

Our medium and long-term liquidity requirements include funding the equity portion of investments in new or replacement vessels, repayment of long-term debt balances and funding any payments we may be required to make due to lessor put options on certain vessels we charter in.  Sources of funding our long-term liquidity requirements include new loans or equity issues, vessel sales and sale and leaseback arrangements. We believe our working capital is sufficient for the Company's present requirements; however, we may not be able to refinance our current borrowings or enter into future borrowings at an interest rate or on terms that are acceptable to us or at all and we are reviewing our capital commitments in order to enhance our liquidity. See "Risk Factors – We cannot assure you that we will be able to refinance indebtedness incurred under our current credit facilities."

As of December 31, 2008, 2007 and 2006, we had cash and cash equivalents of $190.8 million, $168.4 million and $197.2 million, respectively. As of December 31, 2008, 2007 and 2006, we had restricted cash balances of $554.8 million, $651.4 million and $677.5 million, respectively. Our restricted cash balances contribute to our total short and medium term liquidity as they are used to fund payment of certain loans and lease payments which would otherwise be paid out of our cash balances.  $216.1 million of our restricted cash as of December 31, 2008 serves to support our obligations to make charterhire payments to Ship Finance, and is subject to adjustment based on the number of charters that we are a party to.  We are entitled to use these funds only (1) to make charterhire payments (including profit sharing payments) to Ship Finance and (2) for reasonable working capital purposes to meet short term voyage expenses.

At December 31, 2008, ITCL's assets included $336.7 million (2007: $422.8 million) of restricted cash deposits which are held for the benefit of the holders of the Notes issued on behalf of ITCL subsidiaries. This restricted cash also included deposits, which can only be used to meet liabilities under the lease agreements.

We currently have nine VLCC and eight Suezmax vessels under construction with an aggregate contract cost of approximately $1.7 billion. We paid $323.7 million in newbuilding installments in 2008 in respect of these newbuilding contracts and have paid $68.6 million so far in 2009. The remaining installments of approximately $1,298 million will be financed through a combination of bank loans, other financing sources and existing liquidity.

We delivered the third and fourth heavy lift vessels in May and June 2008, respectively, generating net cash proceeds of approximately $28.0 million (the net of an $80.0 million seller's credit and the remaining heavy lift conversion commitments).

In January 2008 and May 2008, Ship Finance sold the single hull vessels Front Maple and Front Sabang, respectively, and terminated our long-term leases for the vessels. We received termination payments of $16.7 million and $26.8 million, respectively.

In April 2008, we received a $16.6 million settlement from Bocimar NV following judgement in January 2008 of a court case in our favor.

In March 2009, Frontline Shipping III Limited ("FSL III"), our wholly owned subsidiary, and Ship Finance amended their charter ancillary agreement whereby the charter service reserve totaling $26.5 million relating to vessels on charter from Ship Finance may be in the form of a loan to Ship Finance.  In March 2009, a loan in the amount of $26.5 million was drawn down by Ship Finance. The loan bears interest at LIBOR plus a margin and is due for repayment within 364 days of the loan being provided, or earlier in accordance with the agreement.

In January 2009, the lease agreement between Buckingham Shipping plc, a majority-owned subsidiary, and Dresdner Kleinwort Leasing was terminated and the outstanding lease obligation was settled in full using restricted cash. At December 31, 2008, the outstanding lease obligation was $69.3 million.

During the year ended December 31, 2008, we paid total cash dividends of $641.9 million.  In the first quarter of 2009, we declared a cash dividend of $0.25 per share for the fourth quarter of 2008 representing a total cash payment of $19.5 million.

Borrowing activities

In June 2006, we entered into an $80.0 million secured term loan facility. The proceeds were used to finance the acquisition of a 2006 built VLCC tanker. The facility bears interest at LIBOR plus a margin. The facility was refinanced in June 2008 and matures in June 2009. We are currently in discussion with the lender regarding refinancing of this facility. At December 31, 2008, the outstanding amount on this facility was $80.0 million, and the available undrawn amount was $nil. The facility contains a minimum value covenant and covenants that require the Company to maintain a minimum level of free cash and positive working capital.

In September 2006, we entered into a $24.0 million secured term loan facility. The proceeds were used to finance the acquisition of a 1990 built Aframax tanker. The facility bore interest at LIBOR plus a margin. The facility was repaid in April 2007.

In June 2008, we entered into a $129.6 million pre-delivery secured term loan facility. This loan is due in June 2009 and bears interest at LIBOR plus a margin. We are currently in discussion with the lenders regarding refinancing of this facility. At December 31, 2008, the outstanding amount on this facility was $129.6 million, and the available undrawn amount was $nil. In June 2008, we also entered into a $420.0 million pre and post delivery secured term loan facility due in 2017. This facility bears interest at LIBOR plus a margin. At December 31, 2008, the Company had drawn down $137.8 million. Both facilities were used to part finance our newbuilding program and are secured with the newbuildings. The facilities contain a minimum value covenant and covenants that require us to maintain a minimum level of free cash, a certain level of market adjusted net worth and positive working capital.

In July 2008, ITCL entered into a $21.6 million secured term loan facility. At December 31, 2008, the outstanding amount on this facility was $21.6 million, and the available undrawn amount was $nil. In August 2008, ITCL entered into a $50.0 million secured term loan facility with $19.0 million drawn down at December 31, 2008 and the undrawn amount of $31.0 million being cancelled. Both facilities bear interest at LIBOR plus a margin, have been guaranteed by a related party, and are due in July 2009. Both facilities contain a covenant that requires ITCL to maintain a positive working capital balance and covenants concerning minimum free cash and equity in guarantor. These facilities were used to purchase three tranches of Windsor Petroleum Transport Corporation 7.84% term notes with a par value of $38.0 million

In September 2008, we entered into a $180.0 million secured term loan facility repayable over five years, which was used to part finance the acquisition of five second hand Suezmax vessels with a cost of $240.0 million. The facility bears interest at LIBOR plus a margin and is secured on the acquired vessels. At December 31, 2008, the outstanding amount on this facility was $180.0 million, and the available undrawn amount was $nil. The facility contains a minimum value covenant and covenants that require us to maintain a minimum level of free cash, a certain level of market adjusted net worth and positive working capital.

As of December 31, 2008, we were in compliance with all loan covenants except for the minimum value clause in the $180.0 million secured term loan facility. In March 2009, upon the lenders' request, we deposited $3.8 million as security into a restricted bank account in order to regain compliance with the minimum value covenant.

Acquisitions and Disposals

Independent Tankers Corporation

Chevron redelivered the Suezmax vessel Front Voyager to us in April 2006 and pursuant to the terms of the charter paid us a termination fee in the amount of $5.05 million.

In February 2008, we divested 17.53% of our holding in ITCL through a stock and cash dividend of $11.4 million and $14.0 million, respectively. We recorded a gain of $18.0 million in the first quarter of 2008 as a result of this spin-off.

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

Sealift

In January 2007, we subscribed for 30.0 million shares issued by Sealift in a private placement at a cost of $60.0 million.  In May 2007, Sealift completed the combination of its businesses with the Dockwise group of companies. As part of the transaction, Sealift completed another private placement of 39.8 million shares and Frontline subscribed for five million of these additional shares.  Sealift also issued 94.1 million shares to the former Dockwise shareholders.  After completion of this transaction Frontline owned 17.1% of Sealift. In October 2007, we sold our entire holdings of 34,976,500 shares in Dockwise for a gross price of NOK 25 per share, generating net proceeds of approximately $157.0 million.

Sea Production

In February 2007, we subscribed for approximately 28% of the equity issued in a private placement by Sea Production at a cost of $51 million. In June 2007, we sold our entire holding of 25,500,000 shares in Sea Production for a net price of NOK 15.75 per share, equivalent to approximately $67.0 million.

International Maritime Exchange ASA

In November 2007, we sold our entire holdings of 1,714,544 shares in IMAREX for a price of NOK 160 per share, generating proceeds of $50.5 million.

Navig8 Limited

In February 2008, we invested $20.0 million in Navig8 against the issue of new share capital representing approximately 15.8% of the company.

Overseas Shipholding Group, Inc.

In March 2008, we purchased a forward contract for 1,366,600 shares in OSG, corresponding to 4.4% of the total outstanding shares in OSG, for $92.2 million. This contract was settled in October 2008. Also in October 2008, we sold 100,000 shares in OSG at a price of $64.50 per share.

Equity

In June 2008, we completed a private placement of three million shares at a subscription price of NOK 357 per share resulting in net proceeds of $207.2 million. We used these proceeds to part finance the acquisition of the five Suezmax vessels from Top Ships Inc. and the purchase of OSG shares.

Derivative Activities

As of December 31, 2008 and 2007, we did not hold any financial instruments for speculative or trading purposes. In 2008, we have entered a limited number of Forward Freight Agreements, or FFAs, with an objective to utilize them as economic hedging instruments that reduce our exposure to changes in the spot market rates earned by some of our vessels or for trading purposes to take advantage of short term fluctuations in the market. All of the FFAs were settled as of December 31, 2008. In 2008, realized losses of $1.2 million have been recorded in the income statement.

Tabular disclosure of contractual obligations

At December 31, 2008, we had the following contractual obligations and commitments:

	Payment due by period
(In thousands of $)	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years	Total
Fixed rate long-term debt	12,928	28,294	41,617	255,886	338,725
Floating rate long-term debt	280,543	68,785	119,231	100,863	569,422
Fixed rate long-term debt in unconsolidated subsidiaries	9,526	19,052	19,052	19,051	66,681
Operating lease obligations	114,020	63,673	9,581	2,522	189,796
Capital lease obligations	242,911	501,613	304,904	1,163,784	2,213,212
Newbuilding commitments	350,128	962,320	54,000	-	1,366,448
Interest on fixed rate long-term debt	29,634	55,981	50,067	104,225	239,907
Interest on floating rate long-term debt	20,545	19,982	14,892	12,839	68,258
Interest on fixed rate long-term debt in unconsolidated subsidiaries	5,275	8,116	4,870	1,623	19,884
Interest on capital lease obligations	145,478	236,622	176,002	324,566	882,668
Total	1,210,988	1,964,438	794,216	1,985,359	5,955,001

Interest payments are based on the existing borrowings of both consolidated and unconsolidated subsidiaries. It is assumed that no refinancing of existing loans takes place. Interest on floating rate debt has been calculated using the five year U.S. dollar swap rate as of April 27, 2009, of 2.45% plus agreed margins. Interest on fixed rate loans is calculated using the contracted interest rates.

The newbuilding commitments as of December 31, 2008 consist of ten VLCC and eight Suezmax vessels.

As of December 31, 2008, the Company leased in 55 vessels on long-term time charters and bareboat charters from third parties and related parties.  Four of these leases are classified as operating leases and 51 as capital leases.   In addition, six vessels were chartered in on floating rates and can be terminated by giving one month notice and a further four are leased on short-term fixed rate charters. With the exception of the Company's long-term leases with Ship Finance, the Company's long-term leases of vessels generally contain optional renewal periods and purchase and put options.

Off balance sheet financing

Charter hire payments to third parties for certain contracted in vessels are accounted for as operating leases. We are also committed to make rental payments under operating leases for office premises. The future minimum rental payments under our non-cancellable operating leases are disclosed above in "Tabular disclosure of contractual obligations".

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

Name	Age	Position
John Fredriksen	64	Chairman, Chief Executive Officer, President and Director
Kathrine Fredriksen	25	Director
Kate Blankenship	44	Director and Audit Committee Chairman
Frixos Savvides	57	Director and Audit Committee member
Jens Martin Jensen	45	Acting Chief Executive Officer of Frontline Management AS
Inger M. Klemp	46	Chief Financial Officer of Frontline Management AS

Tor Olav Trøim resigned as a director in February 2008 and acts as an alternate director for Kathrine Fredriksen.

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

Kathrine Fredriksen has been a director since February, 2008. Ms. Fredriksen is employed at the oil trading company, Arcadia Petroleum Limited, and is a graduate of the Wang Handels Gymnas in Norway and has studied at the European Business School in London. Ms. Fredriksen is the daughter of Mr. John Fredriksen, the Chairman, CEO and a principal shareholder of Frontline. Ms. Fredriksen is also a director of Golar LNG Limited and Seadrill Limited.

Kate Blankenship has been a director since August, 2003. Mrs. Blankenship joined the Company in 1994 and served as the Company's Chief Accounting Officer and Company Secretary until October 2005. Mrs. Blankenship served as Chief Financial Officer of Knightsbridge Tankers Limited from April 2000 to September 2007 and Secretary of Knightsbridge from December 2000 to March 2007. Mrs. Blankenship has been a Director of Ship Finance since October 2003.  Mrs. Blankenship has served as a director of ITCL since February 2008, Golar LNG Limited since July 2003 and Golden Ocean since November 2004. Mrs. Blankenship has served as a director of Seadrill Limited since May 2005 and. She is a member of the Institute of Chartered Accountants in England and Wales.

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

Jens Martin Jensen has served as the Acting Chief Executive Officer of Frontline Management AS since April 2008. Mr. Jensen joined Frontline in September 2004 as Commercial Director. From August 1996 to September 2004, Mr. Jensen was a partner in Island Shipbrokers in Singapore. From April 1985 to August 1996, Mr. Jensen worked in the A.P. Moller Group with postings to Singapore, Tokyo, Mexico and Denmark. Mr. Jensen completed the A.P. Moller training program in 1987.

Inger M. Klemp has served as Chief Financial Officer of Frontline Management AS since June 1, 2006. Mrs. Klemp has served as a director of ITCL since February 2008 and has served as Chief Financial Officer of Knightsbridge Tankers Limited since September 2007. Mrs. Klemp served as Vice President Finance from August 2001 until she was promoted in May 2006. Mrs. Klemp graduated as MSc in Business and Economics from the Norwegian School of Management (BI) in 1986. Mrs. Klemp served as Assistant Director Finance in Color Group ASA from 1998 to 2001 and as Group Financial Manager in Color Line ASA from 1992 to 1998, a Norwegian based cruise operator which was stock listed up to October 1999. From 1989 to 1992 Mrs. Klemp served as Assistant Vice President in Nordea Bank Norge ASA handling structuring and syndication of loan facilities in the international banking market. From 1986 to 1989, Mrs. Klemp served as a lending officer of Fokus Bank ASA.

B.  COMPENSATION

During the year ended December 31, 2008, we paid to our directors and executive officers (six persons) aggregate cash compensation of $1,906,116 and an aggregate amount of $48,624 for pension and retirement benefits. In addition to cash compensation, during 2008 we also recognized stock compensation expense of $1,819,985.

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

As a foreign private issuer we are exempt from certain requirements of the New York Stock Exchange that are applicable to U.S. listed companies.  For a listing and further discussion of how our corporate governance practices differ from those required of U.S. companies listed on the New York Stock Exchange, please see Item 16G or visit the corporate governance section of our website at www.frontline.bm.

D.  EMPLOYEES

As of December 31, 2008, Frontline and its subsidiaries employed approximately 48 people in their respective offices in Bermuda, London, Oslo and Singapore. We contract with independent ship managers to manage and operate our vessels.

E.  SHARE OWNERSHIP

The beneficial interests of our Directors and officers in the Ordinary Shares of Frontline as of February 28, 2009, were as follows:

Director or Officer	Ordinary Shares of $2.50 each	% of Ordinary Shares Outstanding	Options for Ordinary Shares of $2.50 each

John Fredriksen*	26,304,053	33.78%	100,000
Katherine Fredriksen	-	-	30,000
Kate Blankenship	2,000	**	30,000
Frixos Savvides	-	-	30,000
Jens Martin Jensen	-	-	50,000
Inger M. Klemp	16,000	**	50,000

*	Includes Ordinary Shares held by Hemen Holding Ltd. and other companies indirectly controlled by Mr. John Fredriksen.
**	Less than one per cent.

The options were granted in February 2008 under the Frontline Ltd. Share Option Scheme, which was approved by the board on November 16, 2006. All options vest over a three year period beginning in February 2009 and expire in February 2013. The initial exercise price of these options is NOK 243.00, which is reduced by the amount of dividends paid after the date of grant. The exercise price of these options as of February 28, 2009 is NOK 208.78.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

Frontline is indirectly controlled by another corporation (see below). The following table presents certain information as of December 31, 2008 regarding the ownership of our Ordinary Shares with respect to each shareholder, who we know to beneficially own more than five percent of our outstanding Ordinary Shares.

Owner	Ordinary Shares Amount	%

Hemen Holding Ltd. and associated companies (1)	26,304,053	33.78%

(1)	Hemen Holding Ltd is a Cyprus holding company indirectly controlled by Mr. John Fredriksen, who is our Chairman and Chief Executive Officer.

As of February 27, 2009, 45,375,182 of our Ordinary Shares were held on the New York Stock Exchange.

Our major shareholders have the same voting rights as our other shareholders. No corporation or foreign government owns more than 50% of our outstanding Ordinary Shares. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of Frontline.

B.  RELATED PARTY TRANSACTIONS

As of March 31, 2007, the Company is no longer consolidating the results of Ship Finance. The majority of the Company's leased vessels are leased from Ship Finance and under a Charter Ancillary Agreement; Ship Finance is entitled to a share of the Company's earnings on these leased vessels. A summary of leasing transactions with Ship Finance during the years ended December 31, 2008 and 2007 (excluding amounts prior to deconsolidation) is as follows:

(in thousands of $)	2008	2007
Charterhire paid (principal and interest)	345,551	273,239
Payments received for termination of leases	43,510	29,343
Profit share expense	110,962	37,279
Remaining lease obligation	1,609,987	1,767,758

A summary of net amounts earned (incurred) from related parties excluding the Ship Finance lease related balances above for the year ended December 31, is as follows:

(in thousands of $)	2008	2007	2006
Seatankers Management Co. Ltd	1,175	582	432
Golar LNG Limited	17	284	180
Ship Finance International Limited	3,430	1,525	-
Golden Ocean Group Limited	6,714	2,099	597
Individual related to John Fredriksen	-	-	12
Geveran Trading Co. Ltd	(366)	-	-
Greenwich Holdings Ltd	-	69	-
Bryggegata AS	(1,395)	(1,430)	(1,021)
Arcadia Petroleum Limited	64,784	17,443	-
Seadrill Limited	25	(52)	545
CalPetro Tankers (Bahamas I) Limited	43	40	40
CalPetro Tankers (Bahamas II) Limited	43	40	40
CalPetro Tankers (IOM) Limited	43	40	40

Net amounts earned from related parties comprise office rental income and management, technical and commercial advisory, newbuilding supervision, corporate and administrative service income and interest income. Net expenses paid to related parties comprise primarily of rental for office space.

A summary of balances with related parties as at the year ended December 31, is as follows:

(in thousands of $)	2008	2007
Receivables
Ship Finance International Limited	8,351	12,990
Seatankers Management Co. Ltd	370	270
Golar LNG Limited	381	192
Northern Offshore Ltd	13	13
Golden Ocean Group Limited	2,012	1,160
Seadrill Limited	106	89
Greenwich Holdings Ltd	-	51
CalPetro Tankers (Bahamas I) Limited	35	13
CalPetro Tankers (Bahamas II) Limited	35	13
CalPetro Tankers (IOM) Limited	35	13
	11,338	14,804

(in thousands of $)	2008	2007
Payables
Ship Finance International Limited	(46,540)	(49,708)
Seatankers Management Co. Ltd	(119)	(1,170)
Golar LNG Limited	(242)	(94)
Golden Ocean Group Limited	(155)	-
Geveran Trading Co. Ltd	(366)	-
Seadrill Limited	-	(16)
	(47,422)	(50,988)

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

Ship Finance International Limited, Golar LNG Limited, Northern Offshore Ltd, Norse Energy Group ASA, Seadrill Limited, Bryggegata AS, Golden Ocean Group Limited, Greenwich Holdings Ltd, Arcadia Petroleum Limited ("Arcadia"), Geveran Trading Co Ltd ("Geveran") and Seatankers Management Co. Ltd are each subject to the significant influence or indirect control of John Fredriksen. CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited, CalPetro Tankers (Bahamas III) Limited and CalPetro Tankers (IOM) Limited were all equity accounted until March 31, 2006 at which point, the Company began consolidating CalPetro Tankers (Bahamas III) Limited.

During 2008, the Company engaged in the trading of forward freight agreement through Arcadia, a related party, for which Arcadia was paid commission on each trade. The total amount of commissions paid to Arcadia was $12,500. We did not engage in forward freight agreement trading through Arcadia in 2007. In addition, the Company earned freights on chartering vessels to Arcadia in the amount of $64.8 million (2007: $17.4 million).

In November 2008, the Company advanced $60.0 million of the profit share balance, which was due to Ship Finance in March 2009. The advance bore interest at LIBOR plus a margin.

Geveran has acted as a guarantor for two loan facilities totaling $71.6 million, entered into by ITCL. $40.6 million of these loan facilities were drawn down at December 31, 2008 and the balance has been cancelled. These loan facilities expire in July and August of 2009. Geveran receives an annual fee of 2% of the drawdown facility for acting as guarantor.

During the year ended December 31, 2007, the Company held investments in Sea Production and Dockwise and earned income from these companies in the form of rental income and income earned from the provision of accounting services totalling $1.0 million. During the year, the Company disposed of its entire investments in these companies and they are no longer considered to be related parties.

C.  INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

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

In January 2008, Golden President Shipping Corporation, a wholly-owned subsidiary of Golden Ocean,  had a full and final win in the court case against Bocimar N.V., or Bocimar, on the Channel Alliance Time Charter Party and was awarded $14.7 million plus interest thereon in an amount of $2.3 million. The amount of $14.7 million was originally guaranteed by Frontline to Golden Ocean in connection with the spin-off in December 2004, and was later paid to Golden Ocean as it became due according to the charter party.  The full settlement from Bocimar is, therefore, due to Frontline. $16.6 million was received from Bocimar on April 30, 2008. These proceeds were recognized in the second quarter of 2008.

Dividend Policy

The timing and amount of dividends, if any, is at the discretion of our Board of Directors. The level of dividend will be guided by present earnings, market prospects, current capital expenditure programs as well as investment opportunities. We have paid the following cash dividends in 2006, 2007 and 2008.

Payment Date	Amount per Share

2006
March 20, 2006	$1.50
June 26, 2006	$1.50
September 18, 2006	$1.50
December 21, 2006	$2.50

2007
March 22, 2007	$2.05
June 22, 2007	$1.50
October 24, 2007	$1.50
October 24, 2007	$1.75
December 12, 2007	$1.50

2008
March 10, 2008	$2.00
June 25, 2008	$2.75
September 19, 2008	$3.00
December 22, 2008	$0.50

On February 25, 2009 the Board declared a cash dividend of $0.25 per share for the fourth quarter of 2008 which was paid on March 27, 2009.

B. SIGNIFICANT CHANGES

None.

ITEM 9.    THE OFFER AND LISTING

The Company's Ordinary Shares are traded on the New York Stock Exchange, or NYSE, the Oslo Stock Exchange, or  OSE, and on the London Stock Exchange, or LSE, under the symbol "FRO".

The New York Stock Exchange is the Company's "primary listing". As an overseas company with a secondary listing on the LSE, the Company is not required to comply with certain listing rules applicable to companies with a primary listing on the LSE. The listing on the OSE is also a secondary listing. The Company's Ordinary Shares have been thinly traded on the London Stock Exchange since 1999.

The following table sets forth, for the five most recent fiscal years, the high and low prices for the Ordinary Shares on the NYSE and OSE.

	NYSE		OSE
	High	Low	High	Low
Fiscal year ended December 31,
2008	$72.36	$25.00	NOK 376.50	NOK 165.25
2007	$53.09	$29.35	NOK 306.00	NOK 183.75
2006	$44.65	$28.80	NOK 280.00	NOK 184.00
2005	$57.97	$35.89	NOK 355.00	NOK 230.00
2004	$62.33	$24.36	NOK 367.81	NOK 158.06

The following table sets forth, for each full financial quarter for the two most recent fiscal years, the high and low prices of the Ordinary Shares on the NYSE and the OSE.

	NYSE		OSE
	High	Low	High	Low
Fiscal year ended December 31, 2008
First quarter	$49.66	$34.00	NOK 268.00	NOK 180.00
Second quarter	$72.36	$46.34	NOK 376.50	NOK 231.50
Third quarter	$69.09	$43.25	NOK 358.00	NOK 256.50
Fourth quarter	$47.50	$25.00	NOK 279.50	NOK 165.25

Fiscal year ended December 31, 2007
First quarter	$36.55	$29.35	NOK 224.75	NOK 183.75
Second quarter	$47.94	$34.26	NOK 286.00	NOK 205.75
Third quarter	$53.09	$38.25	NOK 306.00	NOK 232.00
Fourth quarter	$51.06	$37.49	NOK 278.00	NOK 204.00

The following table sets forth, for the most recent six months, the high and low prices for the Ordinary Shares on the NYSE and OSE.

	NYSE		OSE
	High	Low	High	Low
March 2009	$20.75	$15.78	NOK 145.25	NOK 112.00
February 2009	$30.00	$19.69	NOK 202.75	NOK 147.50
January 2009	$33.29	$27.16	NOK 235.00	NOK 187.00
December 2008	$32.50	$25.10	NOK 227.25	NOK 176.00
November 2008	$38.50	$25.00	NOK 259.00	NOK 177.50
October 2008	$47.50	$25.00	NOK 279.50	NOK 165.25

ITEM 10.    ADDITIONAL INFORMATION

A.  SHARE CAPITAL

Not applicable.

B.  MEMORANDUM AND ARTICLES OF ASSOCIATION

The Memorandum of Association of the Company has previously been filed as Exhibit 3.1 to the Company's Registration Statement on Form F-1, (Registration No. 33-70158) filed with the Securities and Exchange Commission on October 13, 1993, and is hereby incorporated by reference into this Annual Report.

At the 2007 Annual General Meeting of the Company, our shareholders voted to amend the Company's Bye-laws to ensure conformity with recent revisions to the Bermuda Companies Act 1981, as amended.  These amended Bye-laws of the Company as adopted on September 28, 2007, are filed as Exhibit 1.2 to this Annual Report.

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

C. MATERIAL CONTRACTS

Sealift Ltd.

Purchase of Vessels and Option Agreements

During January 2007, we agreed with Ship Finance that we should acquire five single purpose companies from them, each being the owner of one single hull Suezmax tanker vessel. All of the five vessels were subject to long-term charters to our subsidiaries, Frontline Shipping Ltd. and Frontline Shipping II Ltd. Four of the vessels were furthermore parties to conversion contracts with Cosco Shipyard Group Co. Ltd., or Cosco, setting out the terms and conditions subject to which Cosco would convert their respective vessels to specially designed heavy lift vessels. In addition to the acquisition of the five companies we agreed with Ship Finance that we would acquire their rights and obligations under an option agreement with Cosco pursuant to which Ship Finance had a right to conclude conversion contracts for a further two vessels, or the Option Agreement.

Purchase Agreement with Sealift

In January 2007, we also agreed with Sealift that they would purchase six single purpose companies from us, each being the owner of one single hull Suezmax tanker vessel together with our rights and obligations under the Option Agreement. Five of the companies to be sold were the same companies we had agreed to purchase from Ship Finance while the sixth was an existing subsidiary owning one single hull Suezmax tanker vessel. The long-term charters with Frontline Shipping Ltd. and Frontline Shipping II Ltd. were agreed to be replaced with bareboat charters and time charters with our subsidiary Key Chartering Inc., covering the period until each vessel was delivered to Cosco for conversion. The terms of the agreement included an obligation on us to take responsibility for the completion of the conversion of the four vessels subject to the conversion contracts with Cosco. This responsibility would include both the financing and payment of the work to be performed by Cosco and the supervision thereof throughout the conversion period.  We were liable for certain damages if the converted vessels were delivered after certain agreed times and paid damages of $1.2 million regarding the late delivery of the fourth and final converted vessel.

Sealift's Financing

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

Sea Production Ltd

On February 14, 2007 our subsidiary, FFP, entered into an agreement for the sale and purchase of assets with Sea Production whereby FFP agreed to sell to Sea Production; (i) 70% of its shares in Puffin Ltd., the company indirectly holding the ownership of the vessel "Front Puffin" under conversion to an FPSO, (ii) our outstanding inter-company loans relating to the purchase and conversion of "Front Puffin", and (iii) all the shares of Sea Production Management AS, a Norwegian subsidiary where the floating production organization and expertise are employed. Also on February 14, 2007 Sea Production entered into a share purchase agreement with KSI Production Ltd. to acquire the remaining 30% of the shares of Puffin Ltd.

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

Gemini Pool

Frontline Chartering Services, Inc., or FCS, a wholly-owned subsidiary, Gemini Tankers LLC, or Gemini Tankers, Teekay Chartering Ltd., Koenig & Cie GMBH & Co and Hyundai Merchant Marine (Europe) Ltd entered into an Amended & Restated Pool Agreement regarding the Gemini Tankers Suezmax Pool, or the Pool, with effect from January 1, 2009. This agreement amended a pool agreement, which became effective on December 1, 2003 between the above parties excluding FCS. The Pool is commercially operated by the Gemini Tankers, or the Pool Manager, which employs the vessels in the Pool under a contract with a particular charterer or shipper for a number of voyages, with each single voyage or contract of carriage being performed by a pool vessel after nomination by the Pool Manager. Each participant in the Pool shall, in relation to each of its vessels, maintain the vessel in a seaworthy condition and to defined technical and operational standards and obtain and maintain the required number of vettings. Each participant in the Pool shall also keep its vessels in the Pool insured for its own account and is responsible for the technical management of its vessels.

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

E.  TAXATION

United States Taxation

The following discussion is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed U.S. Treasury Department regulations, administrative rulings, pronouncements and judicial decisions, all as of the date of this Annual Report.  Unless otherwise noted, references to the "Company" include the Company's Subsidiaries.  This discussion assumes that the Company does not have an office or other fixed place of business in the United States.

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

Based upon the Company's anticipated shipping operations, the Company's vessels will operate in various parts of the world, including to or from U.S. ports. Unless exempt from U.S. taxation under Section 883 of the Code, or Section 883, the Company will be subject to U.S. federal income taxation, in the manner discussed below, to the extent its shipping income is considered derived from sources within the United States.

Application of Code Section 883

Under the relevant provisions of Section 883, the Company will be exempt from U.S. taxation on its U.S. source shipping income if:

(i)
It is organized in a qualified foreign country which is one that grants an equivalent exemption from tax to corporations organized in the United States in respect of the shipping income for which exemption is being claimed under Section 883, a "qualified foreign country", and which the Company refers to as the "country of organization requirement"; and

(ii)	It can satisfy any one of the following two stock ownership requirements for more than half the days during the taxable year:

●
the Company's stock is "primarily and regularly" traded on an established securities market located in the United States or a qualified foreign country, which the Company refers to as the "Publicly-Traded Test"; or

●
more than 50% of the Company's stock, in terms of value, is beneficially owned by any combination of one or more individuals who are residents of a qualified foreign country or foreign corporations that satisfy the country of organization requirement and the Publicly-Traded Test, which the Company refers to as the "50% Ownership Test."

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

For the 2008 tax year, the Company satisfied the Publicly-Traded Test since, on more than half the days of the taxable year, the Company's stock was primarily and regularly traded on the New York Stock Exchange.

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

Gain on Sale of Vessels

Regardless of whether the Company qualifies for exemption under Section 883, the Company will not be subject to U.S. federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles.  In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States.  It is expected that any sale of a vessel by the Company will be considered to occur outside of the United States.

Taxation of U.S. Holders

The following is a discussion of the material U.S. federal income tax considerations relevant to an investment decision by a U.S. Holder, as defined below, with respect to the Ordinary Shares.  This discussion does not purport to deal with the tax consequences of owning Ordinary Shares to all categories of investors, some of which may be subject to special rules.  You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of Ordinary Shares.

As used herein, the term "U.S. Holder" means a beneficial owner of Ordinary Shares that (i) is a U.S. citizen or resident, a U.S. corporation or other U.S. entity taxable as a corporation, an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust and (ii) owns the Ordinary Shares as a capital asset, generally, for investment purposes.

If a partnership holds Ordinary Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership.  If you are a partner in a partnership holding Ordinary Shares, you are encouraged to consult your own tax advisor on this issue.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by the Company with respect to Ordinary shares to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of the Company's current or accumulated earnings and profits, as determined under U.S. federal income tax principles.  Distributions in excess of the Company's earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. Holder's tax basis in his Ordinary Shares on a dollar-for-dollar basis and thereafter as capital gain.  Because the Company is not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends-received deduction with respect to any distributions they receive from the Company.

Dividends paid on Ordinary Shares to a U.S. Holder which is an individual, trust or estate (a "U.S. Non-Corporate Holder") will generally be treated as "qualified dividend income" that is taxable to such shareholders at preferential U.S. federal income tax rates (currently through 2010) provided that (1) Ordinary shares are readily tradable on an established securities market in the United States (such as the New York Stock Exchange on which the Ordinary shares are listed); (2) the Company is not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which the Company does not believe it is, has been or will be); and (3) the U.S. Non-Corporate Holder has owned the Ordinary Shares for more than 60 days in the 121-day period beginning 60 days before the date on which the Ordinary Shares become ex-dividend.

Legislation has been previously introduced in the U.S. Congress which, if enacted in its present form, would preclude the  dividends paid by the Company from qualifying for such preferential rates prospectively from the date of the enactment. Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Holder.

Sale, Exchange or other Disposition of Common Stock

Assuming the Company does not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of the Company's Ordinary Shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such stock.  Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period in the Ordinary Shares is greater than one year at the time of the sale, exchange or other disposition.  A U.S. Holder's ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes.  In general, the Company will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held the Company's Ordinary Shares, either;

•
at least 75% of the Company's gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

•	at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether the Company is a PFIC, the Company will be treated as earning and owning its proportionate share of the income and assets, respectively, of any of its subsidiary corporations in which it owns at least 25% of the value of the subsidiary's stock.  Income earned, or deemed earned, by the Company in connection with the performance of services would not constitute passive income.  By contrast, rental income would generally constitute "passive income" unless the company is treated under specific rules as deriving its rental income in the active conduct of a trade or business.

Based on the Company's current operations and future projections, the company does not believe that it is, nor does it expect to become, a PFIC with respect to any taxable year.  Although there is no legal authority directly on point, the company's belief is based principally on the position that, for purposes of determining whether the Company is a PFIC, the gross income the Company derives or is deemed to derive from the time chartering and voyage chartering activities of its wholly-owned subsidiaries should constitute services income, rather than rental income.  Correspondingly, the Company believes that such income does not constitute passive income, and the assets that the Company or its wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, do not constitute passive assets for purposes of determining whether the Company is a PFIC.  The Company believes there is substantial legal authority supporting its position consisting of case law and Internal Revenue Service pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes.  However, in the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the Internal Revenue Service or a court could disagree with this position.  In addition, the Company intends to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, there can be no assurance that the nature of its operations will not change in the future.

As discussed more fully below, if the Company were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat the Company as a "Qualified Electing Fund," which election is referred to as a "QEF election." As an alternative to making a QEF election, a U.S. Holder should be able to make a "mark-to-market" election with respect to the Ordinary Shares, as discussed below.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder is referred to as an "Electing Holder," the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of the Company's ordinary earnings and its net capital gain, if any, for the Company's taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from the Company by the Electing Holder.  The Electing Holder's adjusted tax basis in the Ordinary Shares will be increased to reflect taxed but undistributed earnings and profits.  Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the Ordinary Shares and will not be taxed again once distributed.  An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of the Ordinary Shares.

Taxation of U.S. Holders Making a "Mark-to-Market" Election

Alternatively, if the Company were to be treated as a PFIC for any taxable year and, as anticipated, the Ordinary Shares are treated as "marketable stock," a U.S. Holder would be allowed to make a "mark-to-market" election with respect to the Company's Ordinary Shares.  If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the Ordinary Shares at the end of the taxable year over such holder's adjusted tax basis in the Ordinary Shares.  The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the Ordinary Shares over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.  A U.S. Holder's tax basis in his Ordinary Shares would be adjusted to reflect any such income or loss amount.  Gain realized on the sale, exchange or other disposition of the Ordinary shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the Ordinary Shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF or "Mark-to-Market" Election

Finally, if the Company were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a "mark-to-market" election for that year, whom is referred to as a "Non-Electing Holder," would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the Ordinary Shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the Ordinary Shares), and (2) any gain realized on the sale, exchange or other disposition of the Ordinary Shares.  Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holders' aggregate holding period for the Ordinary Shares;

•	the amount allocated to the current taxable year and any taxable years before the Company became a PFIC would be taxed as ordinary income; and

•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of the Ordinary Shares.  If a Non-Electing Holder who is an individual dies while owning the Ordinary Shares, such holder's successor generally would not receive a step-up in tax basis with respect to such stock.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to a holder will be subject to information reporting requirements.  Such payments will also be subject to "backup withholding" if paid to a non-corporate U.S. Holder who:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the Internal Revenue Service that he has failed to report all interest or dividends required to be shown on his federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

If a holder sells his Ordinary Shares to or through a U.S. office or broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless the holder establishes an exemption.  If a holders sells his Ordinary Shares through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to the holder outside the United States then information reporting and backup withholding generally will not apply to that payment.  However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, including a payment made to a holder outside the United States, if the holder sells his Ordinary Shares through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States.

Backup withholding is not an additional tax.  Rather, a tax payer generally may obtain a refund of any amounts withheld under backup withholding rules that exceed then taxpayer's income tax liability by filing a refund claim with the U.S. Internal Revenue Service.

Bermuda Taxation

Bermuda currently imposes no tax  (including a tax in the nature of an income, estate  duty,  inheritance,  capital  transfer or  withholding  tax) on profits, income,  capital  gains or  appreciations  derived  by,  or  dividends  or other distributions paid to U.S. Shareholders of Ordinary Shares. Bermuda has undertaken not to impose any such Bermuda taxes on U.S. Shareholders of Ordinary Shares prior to the year 2016 except in so far as such tax applies to  persons  ordinarily resident in Bermuda. The Company is not eligible for the benefits of any tax treaty between the United States and Bermuda.

Liberian Taxation

The Republic of Liberia enacted a new income tax act effective as of January 1, 2001, or the New Act.  In contrast to the income tax law previously in effect since 1977, or the Prior Law, which the New Act repealed in its entirety, the New Act does not distinguish between the taxation of a non-resident Liberian corporation, such as the Company's Liberian subsidiaries, which conduct no business in Liberia and were wholly exempted from tax under the Prior Law, and the taxation of ordinary resident Liberian corporations.

In 2004, the Liberian Ministry of Finance issued regulations pursuant to which a non-resident domestic corporation engaged in international shipping, such as the Company's Liberian subsidiaries, will not be subject to tax under the New Act retroactive to January 1, 2001, or the New Regulations.  In addition, the Liberian Ministry of Justice issued an opinion that the New Regulations were a valid exercise of the regulatory authority of the Ministry of Finance.  Therefore, assuming that the New Regulations are valid, the Company's Liberian subsidiaries will be wholly exempt from Liberian income tax as under the Prior Law.

If the Company's Liberian subsidiaries were subject to Liberian income tax under the New Act, the Company's Liberian subsidiaries would be subject to tax at a rate of 35% on their worldwide income.  As a result, their, and subsequently the Company's, net income and cash flow would be materially reduced by the amount of the applicable tax.  In addition, the Company, as shareholder of the Liberian subsidiaries, would be subject to Liberian withholding tax on dividends paid by the Liberian subsidiaries at rates ranging from 15% to 20%.

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

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

Not applicable.

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

Our exposure to interest rate risk relates to our floating rate debt, which totaled $568.1 million as of December 31, 2008 (2007: $80.0 million). A one per cent change in interest rates would increase or decrease interest expense by $5.7 million per year as of December 31, 2008.

As of December 31, 2008, the fair market value of our fixed rate debt was $352.9 million (2007: $435.5 million). If interest rates were to increase or decrease by one per cent with all other variables remaining constant, we estimate that the market value of our fixed rate debt would have decreased or increased by approximately $21.5 million and $23.5 million respectively (2007: decrease by $26.7 million and increase by $29.3 million).

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

Not applicable.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
       USE OF PROCEEDS

None.

ITEM 15.   CONTROLS AND PROCEDURES

a)   Disclosure Controls and Procedures

Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this annual report as of December 31, 2008. Based upon that evaluation, the principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective as of the evaluation date.

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

Our management with the participation of our principal executive officer and principal financial officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31, 2008. Based upon that evaluation, the principal executive officer and principal financial officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2008.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2008 has been audited by PricewaterhouseCoopers AS., an independent registered public accounting firm, as stated in their report which appears herein.

c)   Changes in internal control over financial reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially effected or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16.  RESERVED

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that both Mr. Frixos Savvides and Mrs. Kate Blankenship are independent directors and audit committee financial experts.

ITEM 16B.  CODE OF ETHICS

We have adopted a code of ethics that applies to all entities controlled by us and all employees, directors, officers and agents of the Company. We have posted a copy of our code of ethics on our website at www.frontline.bm.  We will provide any person, free of charge, a copy of our code of ethics upon written request to our registered office.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2008 and 2007 was PricewaterhouseCoopers AS. The following table sets forth for the two most recent fiscal years the fees paid or accrued for audit and services provided by PricewaterhouseCoopers AS.

(in thousands of $)	2008	2007
Audit Fees (a)	1,664	1,166
Audit-Related Fees (b)	—	—
Tax Fees (c)	—	—
All Other Fees (d)	—	—
Total	1,664	1,166

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

Our Board of Directors has adopted pre-approval policies and procedures in compliance with paragraph (c) (7)(i) of Rule 2-01 of Regulation S-X that require the Board to approve the appointment of the independent auditor of the Company before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company. All services provided by the principal auditor in 2008 were approved by the Board pursuant to the pre-approval policy.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Pursuant to an exception under the NYSE listing standards available to foreign private issuers, we are not required to comply with all of the corporate governance practices followed by U.S. companies under the NYSE listing standards. The significant differences between our corporate governance practices and the NYSE standards applicable to listed U.S. companies are set forth below:

•
Executive Sessions.  The NYSE requires that non-management directors meet regularly in executive sessions without management. The NYSE also requires that all independent directors meet in an executive session at least once a year. As permitted under Bermuda law and our bye-laws, our non-management directors do not regularly hold executive sessions without management and we do not expect them to do so in the future.

•
Nominating/Corporate Governance Committee.  The NYSE requires that a listed U.S. company have a nominating/corporate governance committee of independent directors and a committee charter specifying the purpose, duties and evaluation procedures of the committee. As permitted under Bermuda law and our bye-laws, we do not currently have a nominating or corporate governance committee.

•
Audit Committee.  The NYSE requires, among other things, that a listed U.S. company have an audit committee with a minimum of three members. As permitted by Rule 10A-3 under the Securities Exchange Act of 1934, our audit committee consists of two independent members of our Board.

•
Corporate Governance Guidelines.  The NYSE requires U.S. companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. We are not required to adopt such guidelines under Bermuda law and we have not adopted such guidelines.

PART III

ITEM 17.     FINANCIAL STATEMENTS

Not applicable.

ITEM 18.     FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F-33 are filed as part of this annual report:

ITEM 19.                      EXHIBITS

Number	Description of Exhibit

1.1
Memorandum of Association of the Company, incorporated by reference to Exhibit 3.1 of the Company's Registration Statement on Form F-1, Registration No. 33-70158 filed on October 12, 1993 (the "Original Registration Statement").

1.2
Amended and Restated Bye-Laws of the Company as adopted by shareholders on September 28, 2007 incorporated by reference to Exhibit 1.2 of the Company's annual Report on form 20-F for the fiscal year ended December 31, 2007.

2.1	Form of Ordinary Share Certificate, incorporated by reference to Exhibit 4.1 of the Original Registration Statement.

2.2
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

2.4	Amendment No. 1 to the Rights Agreement incorporated by reference to Exhibit 4.3 of the Amalgamation Registration Statement.

2.5
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

4.4
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

4.7
Addendum to Charter Ancillary Agreement between Frontline Ltd and Ship Finance International Limited dated June 15, 2004 incorporated by reference to Exhibit 10.3 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004.

4.8	Form of Performance Guarantee issued by the Company incorporated by reference to Exhibit 10.4 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004.

4.9	Form of Time Charter incorporated by reference to Exhibit 10.5 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004.

4.10	Form of Vessel Management Agreements incorporated by reference to Exhibit 10.6 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004.

4.11	Administrative Services Agreement incorporated by reference to Exhibit 10.7 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004.

4.12
Contribution Agreement between Frontline Ltd and Golden Ocean Group Limited dated November 29, 2004 incorporated by reference to Exhibit 10.8 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004.

4.13
Second Supplemental Purchase Agreement between Sealift Ltd., Southwest Tankers Inc., Front Target Inc., Front Traveller Inc., West Tankers Inc., Granite Shipping Ltd., Quadrant Marine Inc. and Frontline Ltd. dated April 27, 2007 incorporated by reference to Exhibit 4.13 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31,  2007.

4.14	Shareholder's Agreement Relating to Sealift Ltd dated April 27, 2007 incorporated by reference to Exhibit 4.14 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2007.

4.15
Merger Agreement between Dockwise Limited and Sealift Ltd dated April 27, 2007 incorporated by reference to Exhibit 4.15 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2007.

4.16	Frontline Ltd Share Option Scheme dated November 16, 2006 incorporated by reference to Exhibit 4.16 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2007.

4.17
Management Agreement between Ship Finance International Limited and its subsidiaries and Frontline Management (Bermuda) Ltd, dated November 29, 2007. (Replaces Administrative Services Agreement dated December 31, 2004) incorporated by reference to Exhibit 4.17 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2007.

4.18
Addendum No. 3 to Charter Ancillary Agreement between Frontline Ltd, Ship Finance International Limited and Frontline Shipping Ltd, dated August 21, 2007 incorporated by reference to Exhibit 4.18 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2007.

4.19
Addendum No. 1 to Charter Ancillary Agreement between Frontline Ltd., Ship Finance International Limited and Frontline Shipping II Ltd., dated August 21, 2007 incorporated by reference to Exhibit 4.19 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2007.

4.20	Amended and Restated Gemini Suezmax Pool Agreement dated January 1, 2009.

8.1	Subsidiaries of the Company.

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

13.1	Certification of the Principal Executive Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Principal Financial Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Frontline Ltd
(Registrant)

Date: April 30, 2009	By:	/s/ Inger M. Klemp
	Name:	Inger M. Klemp
	Title:	Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Frontline Ltd

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and the changes in stockholders' equity present fairly, in all material respects, the financial position of Frontline Ltd and its subsidiaries at December 31, 2008 and December 31, 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under item 15(b) of Frontline Ltd's Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our audits, which were integrated audits in 2008 and 2007.

We did not audit the financial statements of Independent Tankers Corporation, Buckingham Shipping PLC, Caernarfon Shipping PLC, Holyrood Shipping PLC, Sandringham Shipping Plc, Golden State Petro (IOM I-A) PLC, Golden State Petro (IOM I-B) PLC and, from April 1, 2006, CalPetro Tankers (Bahamas III) Limited, wholly owned subsidiaries, whose statements reflect total assets of $808.1 million as of December 31, 2007 and total revenues of $60.1 million and $58.1 million for each of the two years in the period ended December 31, 2007.  The financial statements of Independent Tankers Corporation, Buckingham Shipping PLC, Caernarfon Shipping PLC, Holyrood Shipping PLC, Sandringham Shipping Plc, Golden State Petro (IOM I-A) PLC, Golden State Petro (IOM I-B) PLC and, from April 1, 2006, CalPetro Tankers (Bahamas III) Limited, were audited by other auditors whose report thereon has been furnished to us, and our opinion on the financial statements expressed herein, insofar as it relates to the amounts included for Independent Tankers Corporation, Buckingham Shipping PLC, Caernarfon Shipping PLC, Holyrood Shipping PLC, Sandringham Shipping Plc, Golden State Petro (IOM I-A) PLC, Golden State Petro (IOM I-B) PLC and, from April 1, 2006, CalPetro Tankers (Bahamas III) Limited, is based solely on the report of the other auditors.

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
April 30, 2009

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Independent Tankers Corporation

We have audited the combined balance sheet of Independent Tankers Corporation (a Cayman Islands Company and wholly owned subsidiary of Frontline Ltd.), and Buckingham Shipping PLC, Caernarforn Shipping PLC, Holyrood Shipping PLC, Sandringham Shipping PLC, Golden State Petro (IOM I-A) PLC, Golden State Petro (IOM I-B) PLC and CalPetro Tankers (Bahamas III) Limited (the "Affiliates"), (collectively the "Company") as of December 31, 2007 and the related combined statements of operations, cash flows and changes in stockholders' equity for the years ended December 31, 2007 and 2006 (not presented separately herein).  These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Independent Tankers Corporation and Affiliates as of December 31, 2007 and the results of their operations and their cash flows for the years ended December 31, 2007 and 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

New York, New York
April 9, 2008

Frontline Ltd.
Consolidated Statements of Operations for the years ended December 31, 2008, 2007 and 2006
(in thousands of $, except per share data)
	2008	2007	2006
Operating revenues
Time charter revenues	602,980	432,813	352,575
Bareboat charter revenues	57,152	57,052	85,969
Voyage charter revenues	1,425,968	801,546	1,114,531
Other income	17,918	8,516	5,294
Total operating revenues	2,104,018	1,299,927	1,558,369
Gain on sale of assets	142,293	118,168	95,655
Operating expenses
Voyage expenses and commission	592,188	352,451	399,046
Ship operating expenses	213,766	196,258	194,635
Profit share expense	110,962	37,279	-
Charterhire expenses	220,170	56,868	24,923
Administrative expenses	35,226	36,410	32,143
Depreciation	223,519	219,638	199,876
Total operating expenses	1,395,831	898,904	850,623
Net operating income	850,480	519,191	803,401
Other income (expenses)
Interest income	41,204	54,316	47,612
Interest expense	(183,925)	(204,535)	(200,396)
Equity (losses) earnings of unconsolidated subsidiaries and associated companies	(901)	573	1,118
Foreign currency exchange gain	1,565	3,312	1,056
Mark to market of derivatives	(17,399)	3,530	(10,897)
Impairment of securities	(25,134)	-	-
(Loss) gain on sale of securities	(221)	122,120	9,782
Dividends received	1,552	533	13,317
Other non-operating items, net	34,043	4,951	(3,663)
Net other expenses	(149,216)	(15,200)	(142,071)
Net income from continuing operations before income taxes and minority interest	701,264	503,991	661,330
Minority interest	(2,184)	(22,162)	(158,682)
Income tax expense	(310)	(419)	(162)
Gain on issuance of shares by subsidiaries and associates	-	83,566	-
Net income from continuing operations	698,770	564,976	502,486
Discontinued operations	-	5,442	13,514
Net income	698,770	570,418	516,000

Earnings per share:
Basic earnings per share from continuing operations	$9.15	$7.55	$6.72
Diluted earnings per share from continuing operations	$9.14	$7.55	$6.72

Basic and diluted earnings per share from discontinued operations	$-	$0.07	$0.18

Basic earnings per share	$9.15	$7.62	$6.90
Diluted earnings per share	$9.14	$7.62	$6.90

Weighted average shares outstanding, basic	76,353	74,825	74,825
Weighted average shares outstanding, diluted	76,442	74,867	74,825

Cash dividends declared per share	$8.25	$8.30	$7.00

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline Ltd.
Consolidated Balance Sheets as of December 31, 2008 and 2007
(in thousands of $)
	2008	2007
ASSETS
Current assets
Cash and cash equivalents	190,819	168,432
Restricted cash	370,078	308,054
Marketable securities	60,138	15,684
Trade accounts receivable, net	60,287	59,523
Related party receivables	11,338	14,804
Other receivables	17,498	28,564
Inventories	42,223	55,435
Voyages in progress	58,032	60,479
Prepaid expenses and accrued income	10,832	8,424
Other current assets	117	64
Total current assets	821,362	719,463
Long-term assets
Restricted cash	184,673	343,323
Newbuildings	454,227	160,298
Vessels and equipment, net	438,161	208,516
Vessels and equipment under capital lease, net	2,100,717	2,324,789
Investment in unconsolidated subsidiaries and associated companies	4,467	5,633
Deferred charges	4,081	49
Long-term investments	20,020	-
Other long-term assets	20	20
Total assets	4,027,728	3,762,091

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	293,471	96,811
Current portion of obligations under capital leases	243,293	179,604
Related party payables	47,422	50,988
Trade accounts payable	27,034	16,043
Accrued expenses	71,670	101,128
Deferred charter revenue	16,130	13,342
Other current liabilities	11,910	132,310
Total current liabilities	710,930	590,226
Long-term liabilities
Long-term debt	614,676	376,723
Obligations under capital leases	1,969,919	2,318,794
Deferred gains on sales of vessels	17,954	19,810
Other long-term liabilities	5,395	10,569
Total liabilities	3,318,874	3,316,122
Commitments and contingencies
Minority interest	6,637	-
Stockholders' equity
Share capital (77,858,502 (2007: 74,825,169) shares outstanding, par value $2.50)	194,646	187,063
Additional paid in capital	219,036	14,242
Contributed surplus	248,360	248,360
Accumulated other comprehensive loss	(5,227)	(3,696)
Retained earnings	45,402	-
Total stockholders' equity	702,217	445,969
Total liabilities and stockholders' equity	4,027,728	3,762,091

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline Ltd.
Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006
(in thousands of $)
	2008	2007	2006

Net income	698,770	570,418	516,000
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	223,519	221,246	203,849
Amortization of deferred charges	550	810	3,346
Gain from sale of assets (including securities)	(160,031)	(323,860)	(105,439)
Equity (losses) earnings of unconsolidated subsidiaries and associated companies	901	(573)	(1,118)
Unrealized foreign exchange (gain) loss	(2,172)	689	75
Adjustment of derivatives and securities to market value	41,379	(3,541)	9,348
Minority interest	2,184	22,162	158,682
Other, net	(17,325)	(12,324)	(5,326)
Changes in operating assets and liabilities, net of effect of acquisitions:
Trade accounts receivable	(764)	(1,208)	12,991
Other receivables	11,746	22,495	(13,464)
Inventories	13,212	(11,772)	1,193
Voyages in progress	2,447	(17,068)	51,067
Prepaid expenses and accrued income	(1,683)	3,341	(4,231)
Trade accounts payable	10,990	47,830	8,191
Accrued expenses	(12,852)	17,241	4,777
Deferred charter revenue	3,432	2,441	8,179
Other, net	(7,048)	7,483	(16,564)
Net cash provided by operating activities	807,255	545,810	831,556
Investing activities
(Placement) maturity of restricted cash	(2,579)	12,674	13,730
Additions to newbuildings, vessels and equipment	(637,895)	(337,774)	(569,819)
Proceeds from sale of vessels and equipment	128,264	503,407	275,190
Insurance proceeds from loss of vessels and equipment	-	-	12,173
Investments in associated companies	-	(60,510)	(3,431)
Dividends received from associated companies	265	255	1,318
Purchase of minority interest	-	-	(7,198)
Proceeds from sale of investments in associated companies	-	116,631	-
Receipts from finance leases and loans receivable	-	5,564	12,562
Purchases of other assets	(109,360)	(43,375)	(71,067)
Proceeds from sale of other assets	3,286	162,392	154,409
Proceeds from issuance of shares in subsidiary	10,941	-	7,800
Proceeds from sale of newbuilding contracts	-	-	9,769
Sale of subsidiary, net of cash sold	-	38,308	-
Cash effect of deconsolidation of subsidiary	-	(146,435)	-
Net cash (used in) provided by investing activities	(607,078)	251,137	(164,564)
Financing activities
Proceeds from long-term debt	520,178	127,188	539,748
Repayments of long-term debt	(87,370)	(165,108)	(420,925)
Payment of obligations under capital leases	(171,900)	(130,362)	(24,706)
Debt fees paid	(4,928)	(1,406)	(2,230)
Net proceeds from share issuances	208,123	-	-
Cash dividends paid including amounts paid to minority interest	(641,893)	(656,008)	(654,480)
Net cash used in financing activities	(177,790)	(825,696)	(562,593)
Net increase (decrease) in cash and cash equivalents	22,387	(28,749)	104,399
Cash and cash equivalents at beginning of year	168,432	197,181	92,782
Cash and cash equivalents at end of year	190,819	168,432	197,181
Supplemental disclosure of cash flow information:
Interest paid, net of interest capitalized	202,840	206,495	207,610
Income taxes paid	372	215	62

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline Ltd.
Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2008, 2007 and 2006
(in thousands of $, except number of shares)

	2008	2007	2006
NUMBER OF SHARES OUTSTANDING
Balance at beginning of year	74,825,169	74,825,169	74,825,169
Shares issued	3,033,333	-	-
Balance end of year	77,858,502	74,825,169	74,825,169

SHARE CAPITAL
Balance at beginning of year	187,063	187,063	187,063
Shares issued	7,583	-	-
Balance at end of year	194,646	187,063	187,063

ADDITIONAL PAID IN CAPITAL
Balance at beginning of year	14,242	494,067	494,067
Shares issued	200,539	-	-
Stock option expense	4,255	962	-
Transfer to contributed surplus	-	(480,787)	-
Balance at end of year	219,036	14,242	494,067

CONTRIBUTED SURPLUS
Balance at beginning of year	248,360	(8,145)	40,720
Cash dividends	-	(212,896)	(35,634)
Minority interest in deemed equity contributions and deemed dividends	-	(11,386)	(13,231)
Transfer from additional paid in capital	-	480,787	-
Balance at end of year	248,360	248,360	(8,145)

ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance at beginning of year	(3,696)	(4,425)	(6,684)
Other comprehensive (loss) income	(1,531)	729	2,259
Balance at end of year	(5,227)	(3,696)	(4,425)

RETAINED EARNINGS
Balance at beginning of year	-	-	-
Net income	698,770	570,418	516,000
Cash dividends	(641,893)	(408,196)	(488,158)
Stock dividends	(11,475)	(162,222)	(27,842)
Balance at end of year	45,402	-	-

TOTAL STOCKHOLDERS' EQUITY	702,217	445,969	668,560

COMPREHENSIVE INCOME
Net income	698,770	570,418	516,000
Unrealized (losses) gains from marketable securities	(219)	(595)	1,721
Foreign currency translation	(1,312)	1,324	538
Other comprehensive (loss) income	(1,531)	729	2,259
Comprehensive income	697,239	571,147	518,259

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

1.	GENERAL

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

Since May 2004, the Company has distributed its holding of Ship Finance to its shareholders and in March 2007, the Company distributed the majority of its remaining 11.1% shareholding to its shareholders. The Company still holds 73,383 shares in Ship Finance which represents 0.01% of Ship Finance's total shares. Prior to the final distribution of shares in March 2007, the Company consolidated Ship Finance under the provisions of FASB Interpretation No. 46 (revised December 2003) Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 ("FIN 46(R)"). Subsequent to the distribution in March 2007, the Company no longer consolidates Ship Finance.

In January 2007, the Company's wholly owned subsidiary Sealift Ltd ("Sealift") completed a private placement raising $180.0 million in equity. The Company participated by investing $60.0 million and as a result of the private placement, its shareholding was reduced to 33.3%. The Company consequently began accounting for its investment under the equity method. Sealift used the proceeds from the private placement along with the proceeds from a $110.0 million bond facility, $120.0 million of a $240.0 million term loan facility and short-term sellers' credit of $80.0 million from the Company, to acquire from the Company four single hull vessels to be converted to heavy lift vessels and two Suezmax vessels. The private placement discussed above was conditional on the acquisition of the assets described above being effective and the sellers credit was payable to the Company upon the completion and delivery of each of the last two converted vessels with $40.0 million allocated to each vessel. In May 2007, Sealift acquired Dockwise Ltd ("Dockwise") and immediately completed another private placement for 39.8 million shares, of which the Company subscribed for five million shares. The Company's investment was reduced to 17.1% as a result of these transactions. In July 2007, Sealift changed its name to Dockwise. In October 2007, the Company sold its entire shareholding in Dockwise.

In February 2007, the Company's wholly owned subsidiary Sea Production Ltd ("Sea Production") completed a private placement raising $180.0 million in equity and simultaneously acquired the Company's floating production activities. The Company subscribed for 28.3% of the shares and consequently accounted for its investment under the equity method.  In June 2007, the Company disposed of its entire shareholding in Sea Production.

In February 2008, Frontline spun off 17.53% of its holding in its subsidiary Independent Tankers Corporation Limited ("ITCL") to Frontline shareholders in conjunction with the listing of ITCL on the Norwegian over-the-counter ("OTC") market. Frontline has recorded a gain of $18.0 million in the first quarter of 2008 as a result of this spin off. This is reported in other non-operating  items.

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

The Company accounts for all business combinations by the purchase method in accordance with Financial Accounting Standard No. 141, Business Combinations. The Company assesses whether it has purchased a business or a group of assets, in accordance with Emerging Issues Task Force ("EITF") 98-3: Determining Whether a Transaction Is an Exchange of Similar Productive Assets or a Business Combination. The Company ascertains the cost of the asset (or net asset) group and allocates that cost to the individual assets (or individual assets and liabilities) that make up the group in accordance with this guidance.  A portion of the cost of the group of assets is then assigned to each individual asset (or assets) acquired on the basis of its fair value.

Investments in companies over which the Company exercises significant influence but does not control are accounted for using the equity method. The Company records its investments in equity-method investees in the consolidated balance sheets as "Investment in unconsolidated subsidiaries and associated companies" and its share of the investees' earnings or losses in the consolidated statements of operations as "Share in results of unconsolidated subsidiaries and associated companies". The excess, if any, of purchase price over book value of the Company's investments in equity method investees is included in the accompanying consolidated balance sheets in "Investment in unconsolidated subsidiaries and associated companies".

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

Restricted cash
Restricted cash consists of bank deposits which may only be used to settle certain pre-arranged loan or lease payments or minimum deposits which must be maintained in accordance with contractual arrangements.  Restricted cash is classified as long-term when it is segregated for the liquidation of long-term obligations.

Marketable securities
Marketable equity securities held by the Company are considered to be available-for-sale securities and as such are carried at fair value. Any resulting unrealized gains and losses, net of deferred taxes if any, are recorded as a separate component of other comprehensive income in stockholders' equity unless the securities are considered to be other than temporarily impaired, in which case unrealized losses are recorded in the income statement.

Long-term investments
Long-term investments consist of unlisted securities for which fair values are not readily determinable and for which the investments are not equity method investees. Long-term investments are recorded at cost less impairment.

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

Vessels and equipment under capital lease
The Company charters in certain vessels and equipment under leasing agreements. Leases of vessels and equipment, where the Company has substantially all the risks and rewards of ownership, are classified as capital leases. Capital leases are capitalized at the inception of the lease at the lower of the fair value of the leased assets and the present value of the minimum lease payments.

Each lease payment is allocated between liability and finance charges to achieve a constant rate on the finance balance outstanding. The interest element of the finance cost is charged to the income statement over the lease period.

Depreciation of vessels and equipment under capital lease is included within "depreciation and amortization expense" in the consolidated statement of operations. Vessels and equipment under capital lease are depreciated on a straight-line basis over the vessels' remaining economic useful lives or on a straight-line basis over the term of the lease. The method applied is determined by the criteria by which the lease has been assessed to be a capital lease.

Newbuildings
The carrying value of the vessels under construction ("Newbuildings") represents the accumulated costs to the balance sheet date which the Company has had to pay by way of purchase installments and other capital expenditures together with capitalized interest and associated finance costs. No charge for depreciation is made until the vessel is available for use.

Interest expense
Interest costs are expensed as incurred except for interest costs that are capitalized. Interest is capitalized on all qualifying assets that require a period of time to get them ready for their intended use. Qualifying assets consist of vessels constructed for the Company's own use.

Impairment of long-lived assets
The carrying value of long-lived assets that are held and used by the Company are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. The Company assesses recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset, including eventual disposal. If the future net undiscounted cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value.  In addition, long-lived assets to be disposed of are reported at the lower of carrying amount and fair value less estimated costs to sell.

Deferred charges
Loan costs, including debt arrangement fees, are capitalized and amortized on a straight-line basis over the term of the relevant loan. The straight line basis of amortization approximates the effective interest method in the Company's consolidated statement of operations. Amortization of loan costs is included in interest expense.  If a loan is repaid early, any unamortized portion of the related deferred charges is charged against income in the period in which the loan is repaid.

Trade accounts receivable
Trade and other receivables are presented net of allowances for doubtful balances. If amounts become uncollectible, they are charged against income when that determination is made.

Revenue and expense recognition
Revenues and expenses are recognized on the accruals basis. Revenues are generated from freight billings, time charter and bareboat charter hires. Voyage revenues and expenses are recognized ratably over the estimated length of each voyage and, therefore, are allocated between reporting periods based on the relative transit time in each period. The impact of recognizing voyage expenses ratably over the length of each voyage is not materially different on a quarterly and annual basis from a method of recognizing such costs as incurred. Probable losses on voyages are provided for in full at the time such losses can be estimated. Time charter and bareboat charter revenues are recorded over the term of the charter as a service is provided. The Company uses a discharge-to-discharge basis in determining percentage of completion for all spot voyages and voyages servicing contracts of affreightment whereby it recognizes revenue ratably from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. However, the Company does not recognize revenue if a charter has not been contractually committed to by a customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

Amounts receivable or payable arising from profit sharing arrangements are accrued based on amounts earned as of the reporting date. Profit share income represents vessel earnings earned by the Company's customers in excess of market rates. Profit share expense represents amounts due to Ship Finance based on 20% of the excess of vessel revenues earned by the Company over the base hire paid to Ship Finance for chartering in the vessels.

Revenues and voyage expenses of the vessels operating in pool arrangements are pooled and the resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula.  Formulae used to allocate net pool revenues vary among different pools but generally allocate revenues to pool participants on the basis of the number of days a vessel operates in the pool with weighting adjustments made to reflect vessels' differing capacities and performance capabilities.  The same revenue and expense principles stated above are applied in determining the pool's net pool revenues.  Certain pools are responsible for paying voyage expenses and distribute net pool revenues to the participants.  Certain pools require the participants to pay and account for voyage expenses, and distribute gross pool revenues to the participants such that the participants' resulting net pool revenues are equal to net pool revenues calculated according to the agreed formula.  The Company accounts for gross pool revenues allocated by these pools as "pool revenues" which are included in voyage revenues in its consolidated statements of operations.

Gain on sale of assets
Gain on sale of assets includes gains from the sale of vessels, gains from the termination of leases and gains from the sale of heavy lift conversion projects. Gains from the sale of assets are recognized when the vessel has been delivered and all risks have been transferred and are determined by comparing the proceeds received with the carrying value of the vessel. Gains from the termination of leases are recognized when the lease is effectively terminated and the vessel has been redelivered to the owner. Gains from sale of heavy lift conversion projects are recognized as each converted vessel is delivered.  The amount recognized is the gain allocated to each vessel that is not contingent upon future events.  Deferred gains are recorded as Other Current Liabilities.

Drydocking
Normal vessel repair and maintenance costs are expensed when incurred. The Company recognizes the cost of a drydocking at the time the drydocking takes place, that is, it applies the "expense as incurred" method.

Derivatives
The Company may enter into interest rate swap transactions to hedge a portion of its exposure to floating interest rates. These transactions involve the conversion of floating rates into fixed rates over the life of the transactions without an exchange of underlying principal. The fair values of the interest rate swap contracts are recognized as assets or liabilities with changes in fair values recognized in "interest expense" in the consolidated statements of operations unless related to discontinued operations, in which case these are shown in "discontinued operations".

The Company may enter into forward freight contracts and options in order to hedge exposure to the spot market for certain trade routes and in some cases, for speculative purposes. These transactions involve entering into a contract to swap theoretical market index based voyage revenues for a fixed daily rate. The fair values of the forward freight contracts are recognized as assets or liabilities with changes in fair values recognized in "mark to market of derivatives" in the consolidated statements of operations.

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

Foreign currencies
The functional currency of the Company and the majority of its subsidiaries is the U.S. dollar as the majority of revenues and expenditures are denominated in U.S. dollars. The Company's reporting currency is also U.S. dollars. For subsidiaries that maintain their accounts in currencies other than U.S. dollars, the Company uses the current method of translation whereby the statements of operations are translated using the average exchange rate and the assets and liabilities are translated using the year end exchange rate. Foreign currency translation gains or losses are recorded as a separate component of other comprehensive income in stockholders' equity.

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

Share-based payments
The Company accounts for share based payments in accordance with SFAS 123(R) Share-Based Payments ("FAS 123(R)").  Accordingly, the Company expenses the fair value of stock options issued to employees over the period in which the options vest.

Earnings per share
Basic earnings per share ("EPS") is computed based on the income available to common stockholders and the weighted average number of shares outstanding for basic EPS. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

Issuance of shares by a subsidiary/ associate
The Company recognizes a profit when its subsidiary or associate issues stock to third parties at a price per share in excess of its carrying amount if such profit is realizable.  If such profit is not realizable, it is recorded as an increase to contributed surplus.

Reclassifications
The Company reclassified some of its restricted cash balances to long-term. These relate to the restricted cash in some of its ITCL subsidiaries that are segregated for the settlement of long-term lease obligations. Prior year comparatives have been reclassified to conform with the current year presentation.  The amount reclassified as of December 31, 2007 was $343.3 million.

3.	RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board ("FASB") issued Financial Accounting Standard No. 157, Fair Value Measurements, ("FAS 157"), effective for fiscal years beginning after November 15, 2007. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The statement establishes a fair value hierarchy that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reported entity and the reported entities own assumptions about market participant assumptions developed based on the best information available in the circumstances. In February 2008, the FASB issued a staff position that delays the effective date of FAS 157 for certain nonfinancial assets and liabilities to fiscal years beginning on or after November 15, 2008. The Company's adoption of FAS 157 did not have a material effect on the consolidated financial statements. Adoption of the delayed provisions of FAS 157 is not expected to have a material effect on the Company's consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standard No. 159, The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115 ("FAS 159"). FAS 159 allows  entities to choose to measure many financial instruments and certain other items at fair value, with unrealized gains and losses related to these financial instruments being reported in earnings at each subsequent reporting date. FAS 159 is effective for fiscal years beginning after November 15, 2007. The Company's adoption of this statement did not have a material effect on the consolidated financial statements.

In December 2007, the FASB issued Statements No. 141(R), Business Combinations, ("FAS 141(R)"), and No. 160 Noncontrolling Interests in Consolidated Financial Statements, ("FAS 160"). Together these statements can affect the way companies account for future business combinations and noncontrolling interests. FAS 141(R) requires, amongst other changes, recognition of subsequent changes in the fair value of contingent consideration in the Statement of Operations rather than against Goodwill, and transaction costs to be recognized immediately in the Statement of Operations. FAS 160 clarifies the classification of non controlling interests (i.e. minority owners' interests in subsidiaries) in consolidated balance sheets and the accounting for and reporting of transactions between the reporting entity and holders of such non controlling interests. In particular the minority owners' interest in subsidiaries should be presented in the consolidated balance sheet within equity, but separate from the parent's equity. Similarly the amount of net income attributable to the parent and to the minority interest be clearly identified and presented on the consolidated statement of income. Both FAS 141(R) and FAS 160 are effective for transactions completed in fiscal years beginning after December 15, 2008. Adoption of FAS 141(R) and FAS 160 by the Company in the financial statements beginning January 1, 2009 is not expected to have a material effect on the Company's consolidated financial statements except that non-controlling interests will be classified as a component of equity.

In March 2008, the FASB issued Statement of Financial Accounting Standard No. 161, Disclosures about Derivative Instruments and Hedging Activities ("FAS 161"). This standard amends and expands the disclosure requirements of FASB Statement 133, Accounting for Derivative Instruments and Hedging Activities, and is effective for fiscal years beginning after November 15, 2008. FAS 161 requires enhanced disclosures that better convey the purpose of an entity's derivative and hedging activities in terms of the risk it intends to manage. In addition to other disclosure requirements, the statement requires disclosure of the reasons for holding or issuing derivative instruments in the context of its overall risk exposure. The Company's adoption of FAS 161 is not expected to have a material effect on the Company's consolidated financial statements.

In May 2008, the FASB issued Statement of Financial Accounting Standard No. 162, The Hierarchy of Generally Accepted Accounting Principles,("FAS 162"). This Statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements in conformity with generally accepted accounting principles in the United States. Adoption of FAS 162 is not expected to have a material effect on the Company's consolidated financial statements.

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

Under FIN 46(R), the primary beneficiary should reconsider whether it is still the primary beneficiary if it sells or otherwise disposes of its variable interests to unrelated parties. As such, the Company's distribution of shares in March is a reconsideration event and it was determined that the Company was no longer the primary beneficiary of Ship Finance. Accordingly, the Company is no longer consolidating Ship Finance as of March 31, 2007.

Prior to the deconsolidation of Ship Finance, items of expenditure incurred by Ship Finance which have been recorded in the Company's consolidated statement of cash flows for the year ended December 31, 2007 include:

·	Purchase of the container ship Horizon Hawk for $56.8 million
·	Payments totaling $126.5 million relating to Ship Finance's second jack up rig West Prospero
·	Cash from debt draw downs totaling $127.2 million
·	Debt repayments totaling $122.4 million

5.	SEGMENT INFORMATION

The Company and the chief operating decision maker ("CODM") measure performance based on the Company's overall return to shareholders based on consolidated net income. The CODM does not review a measure of operating result at a lower level than the consolidated group. Consequently, the Company has only one reportable segment: tankers.  The tankers segment includes crude oil tanker vessels and OBO or oil/bulk/ore vessels. Both types of vessel are managed as part of this one segment.

 The Company's management does not evaluate performance by geographical region as this information is not meaningful.

The Company operates in two markets, the wet market whereby crude oil is transported, and the dry market whereby dry cargo is transported. An analysis of revenues from these services is as follows:

(in thousands of $)	2008	2007	2006
Total operating revenues – wet market	1,955,427	1,171,000	1,461,901
Total operating revenues – dry market	130,228	120,170	90,699

During the year ended December 31, 2008, the Company reported total income from one customer of $420.6 million which represented approximately 20% of consolidated operating revenues (2007: one customer which represented approximately 19% and 2006: one customer which represented approximately 13%).

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

The Company adopted FASB Interpretation No. 48 Accounting for Uncertainty in Income Taxes ("FIN 48") on January 1, 2007. The Company has not recognized any additional liabilities or expenses under FIN 48 for 2008 or 2007 and does not have any unrecognized tax benefits, material accrued interest or penalties relating to income taxes.

7.	EARNINGS PER SHARE

The computation of basic earnings per share ("EPS") is based on the weighted average number of shares outstanding during the year. The computation of diluted EPS assumes the exercise of stock options using the treasury stock method.

The components of the numerator for the calculation of basic EPS and diluted EPS for net income from continuing operations and net income are as follows:

(in thousands of $)	2008	2007	2006
Net income from continuing operations	698,770	564,976	502,486
Discontinued operations	-	5,442	13,514
Net income available to stockholders	698,770	570,418	516,000

The components of the denominator for the calculation of basic EPS and diluted EPS are as follows:

(in thousands)	2008	2007	2006
Weighted average number of ordinary shares outstanding - basic	76,353	74,825	74,825
Stock options	89	42	-
Weighted average number of ordinary shares outstanding - diluted	76,442	74,867	74,825

There were 100,000 anti-dilutive options in 2006 and none in 2007 and 2008.

The effect on EPS related to discontinued operations is as follows:

(in thousands of $)	2008	2007	2006
Discontinued operations – containers and rigs	-	5,442	13,514
Basic and diluted EPS – containers and rigs	$ -	$ 0.07	$ 0.18

8.	LEASES

As of December 31, 2008, the Company leased in fifty-five vessels on long-term time charters and bareboat charters from third parties and related parties. Four of these leases are classified as operating leases and fifty-one as capital leases. In addition to these, six Suezmax vessels were leased in at floating charter rates and can be terminated by giving one month written notice and a further four are leased on short-term fixed rate charters. With the exception of the Company's long-term leases with Ship Finance, the Company's long-term leases of vessels generally contain optional renewal periods and purchase and put options.

Rental expense

Charter hire payments to third parties for certain contracted-in vessels are accounted for as operating leases. The Company is also committed to make rental payments under operating leases for office premises. The future minimum rental payments under the Company's non-cancellable operating leases are as follows:

(in thousands of $)
Year ending December 31,
2009	114,020
2010	36,424
2011	27,249
2012	8,144
2013	1,437
2014 and later	2,522
Total minimum lease payments	189,796

Total rental expense for operating leases was $222.2 million, $59.0 million and $26.5 million for the years ended December 31, 2008, 2007 and 2006, respectively.

The following table discloses information about the terms of the Company's long-term leases for vessels contracted in which are accounted for as operating leases:

Vessel Type	Expiry of Mandatory Lease Period	Extended Lease Periods at Lessor's Option	Extended Lease Periods at Company's Option	Company's Purchase Option Periods	Lessor's Put Option Exercise Date
Front Warrior (Suezmax)	2007	2008-2011	2010-2011	2007- 2011	2011
Hampstead (VLCC)	2012	none	none	none	none
Kensington (VLCC)	2011	none	none	none	none
Genmar Harriet G (Suezmax)	2010	none	none	none	none

The lease for Front Warrior was extended for an additional two years at the lessor's option on January 1, 2008. The lease for Front Warrior was extended for a further two year period (2010-2011) at the Company's option on December 31, 2008.  The minimum lease payments for these optional periods have been included in the analysis above.

A liability for put options on vessels leased on operating leases is recorded at such time that market conditions make it likely that a put option will be exercised on the exercise date.  A liability is recognized based on the amount, if any, by which the put option price exceeds the fair market value of the related vessel. As of December 31, 2008, no such liability had arisen.

Nine of the vessels leased by the Company are leased from special purpose lessor entities which were established and are owned by independent third parties who provide financing through debt and equity participation. Each entity owns one vessel, which is leased to the Company, and has no other activities.  Prior to the adoption of FIN 46(R), these special purpose entities were not consolidated by Frontline. One of these leases is accounted for as operating leases and eight of these leases are accounted for as capital leases.  The Company has determined that due to the existence of certain put and call options over the leased vessels, these entities are variable interest entities.  The determination of the primary beneficiary of a variable interest entity requires knowledge of the participations in the equity of that entity by individual and related equity holders.  Our lease agreements with the leasing entities do not give us any right to obtain this information and the Company has been unable to obtain this information by other means.  Accordingly the Company is unable to determine the primary beneficiary of these leasing entities. As of December 31, 2008, the original cost to the lessor of the assets under such arrangements was $618.5 million. As of December 31, 2008 and 2007, the Company's residual value guarantees associated with these leases, which represent the maximum exposure to loss, are $85.0 million.

The following table discloses information about the Company's activity with these non-consolidated lessor entities in the three year period ended December 31, 2008:

(in thousands of $)	2008	2007	2006
Repayments of principal obligations under capital leases	32,599	28,857	25,142
Interest expense for capital leases	29,807	32,605	34,867
Charterhire expense for operating leases	6,064	5,311	5,402

Rental income

The minimum future revenues to be received on time and bareboat charters which are accounted for as operating leases and other contractually committed income as of December 31, 2008 are as follows:

(in thousands of $)	Total
2009	420,868
2010	252,815
2011	128,808
2012	66,286
2013	40,955
2014 and later	6,270
Total minimum lease revenues	916,002

As of December 31, 2008, the Company leased out 38 of its vessels to third parties on time and bareboat charters with initial periods ranging between three months and six years. All of those leases are classified as operating leases.

The cost and accumulated depreciation of the vessels leased to third parties as of December 31, 2008 were approximately $2,069.6 million and $597.8 million, respectively, and as of December 31, 2007 were approximately $1,825.2 million and $513.5 million, respectively. Two of the vessels currently leased to third parties are leased in on operating leases by the Company.

9.	MARKETABLE SECURITIES

Marketable securities held by the Company are equity securities considered to be available-for-sale securities.

(in thousands of $)	2008	2007
Cost	85,815	16,008
Other-than-temporary impairment	(25,134)	-
Net unrealized loss	(543)	(324)
Fair value	60,138	15,684

An other-than-temporary impairment has been recorded against securities held in Overseas Shipholding Group Inc. ("OSG").  The OSG shares have been written down to fair value of $59.3 million as of December 31, 2008.  The other-than-temporary impairment is recorded in "Impairment of securities". Net unrealized loss on marketable securities, including a component of foreign currency translation, included in comprehensive income is $0.5 million – an increase of $0.2 million from the year ended December 31, 2007 (2007 – net unrealized loss of $0.3 million).

(in thousands of $)	2008	2007	2006
Proceeds from sale of available-for-sale securities	3,286	162,392	154,409
Realized gain (including amounts classified in discontinued operations)	-	49,023	9,782
Realized loss (including amounts classified in discontinued operations)	(221)	(40)	-

The cost of sale of available-for-sale marketable securities is calculated on an average cost basis. Realized gains and losses are recorded as gain on sale of securities in the consolidated statement of operations. Refer to Note 26 for further information on gains recorded in gain on sale of securities resulting from sales of assets not previously classified as marketable securities.

10.	TRADE ACCOUNTS RECEIVABLE, NET

Trade accounts receivable are presented net of allowances for doubtful accounts relating to demurrage claims amounting to $3.2 million and $1.3 million as of December 31, 2008 and 2007, respectively.

11.	OTHER RECEIVABLES

(in thousands of $)	2008	2007
Agent receivables	2,751	3,537
Claims receivables	5,098	6,355
Receivable from sale of assets	-	13,372
Other receivables	9,649	5,300
	17,498	28,564

Other receivables are presented net of allowances for doubtful accounts amounting to $nil million and $nil million as of December 31, 2008 and 2007 respectively.

12.	LONG-TERM INVESTMENTS

(in thousands of $)	2008	2007
Investment in Navig8	20,020	-

The investment in Navig8 consists of preference shares and ordinary shares shown at cost. The Company owns 15.8% of issued ordinary share capital of Navig8. Both the preference shares and ordinary shares are unlisted.

13.	NEWBUILDINGS

(in thousands of $)	2008	2007
Newbuildings	454,227	160,298

The carrying value of newbuildings represents the accumulated costs which the Company has paid by way of purchase installments and other capital expenditures together with capitalized loan interest.  Interest capitalized in the cost of newbuildings amounted to $18.0 million in 2008 (2007: $10.4 million, 2006: $3.6 million).

As of December 31, 2008, there were eighteen newbuilding contracts representing costs of $454.2 million. As of December 31, 2007 there were seven contracts representing costs of $113.1 million and two conversion projects representing costs of $47.2 million. The conversion projects were for the conversion of two single hull Suezmax tankers into heavy lift vessels and were completed during 2008.

14.	VESSELS AND EQUIPMENT, NET

(in thousands of $)	2008	2007
Cost	519,016	273,399
Accumulated depreciation	(80,855)	(64,883)
Net book value at end of year	438,161	208,516

Included in the above amounts as of December 31, 2008 and 2007 is equipment with a net book value of $2.4 million and $3.6 million, respectively.

During the year, the Company purchased five second hand Suezmax double hull vessels at a cost of $247.3 million.

Depreciation expense for vessels and equipment was $17.1 million, $46.3 million and $157.6 million for the years ended December 31, 2008, 2007 and 2006, respectively, including amounts recorded in discontinued operations. Depreciation expense for the year ended December 31, 2007 includes $32.1 million relating to vessels leased from Ship Finance, which are now accounted for as vessels under capital leases.

15.	VESSELS UNDER CAPITAL LEASE, NET

(in thousands of $)	2008	2007
Cost	3,099,974	3,153,602
Accumulated depreciation	(999,257)	(828,813)
Net book value at end of year	2,100,717	2,324,789

Depreciation expense for vessels under capital lease was $206.4 million, $174.9 million and $46.2 million for the years ended December 31, 2008, 2007 and 2006, respectively.

The outstanding obligations under capital leases are payable as follows:

(in thousands of $)
Year ending December 31,
2009	388,389
2010	420,665
2011	317,570
2012	241,905
2013	239,001
2014 and later	1,488,350
Minimum lease payments	3,095,880
Less: imputed interest	(882,668)
Present value of obligations under capital leases	2,213,212

As of December 31, 2008, the Company held 51 vessels under capital leases (2007 – 54 vessels), of which 39 (2007 – 41 vessels), are leased from Ship Finance. These leases are for terms that range from 6 to 22 years.

The Company has purchase options over eight of these vessels at certain specified dates and the lessor has options to put these vessels to the Company at the end of the lease term. Gains arising from the sale and leaseback transactions have been deferred and are being amortized over the lease terms.

The following table discloses information about the terms of the Company's capital leases for vessels excluding those leased from Ship Finance:

Vessel Type	Expiry of Mandatory Lease Period	Extended Lease Periods at Lessor's Option	Company's Purchase Option Periods	Lessor's Put Option Exercise Date
Front Crown (VLCC)	2009	2010-2014	2009 to 2014	2014
Front Chief (VLCC)	2009	2010-2014	2009 to 2014	2014
Front Commander (VLCC)	2009	2010-2014	2009 to 2014	2014
Front Eagle (VLCC)	2010	2011-2015	2010 to 2015	2015
Front Melody (Suezmax)	2011	2012-2015	2011 to 2015	2015
Front Symphony (Suezmax)	2011	2012-2015	2011 to 2015	2015
Front Tina (VLCC)	2011	2012-2015	2011 to 2015	2015
Front Commodore (VLCC)	2011	2012-2015	2011 to 2015	2015
British Pioneer (VLCC)	2024	none	Note (1)(2)	None
British Progress (VLCC)	2025	none	Note (1)(3)	None
British Purpose (VLCC)	2025	none	Note (1)(3)	None
British Pride (VLCC)	2025	none	Note (1)(3)	None

Put options on vessels leased under leases classified as capital leases are recorded as part of the lease's minimum lease payments.  Lease liabilities are amortized so that the remaining balance at the date the put option becomes exercisable is equal to the put option amount.  An additional liability is recognized based on the amount, if any, by which the put option price exceeds the fair market value of the related vessel. As of December 31, 2008 no such additional liability had arisen.

Note 1.	The Company does not have options to purchase the vessel but it has first refusal if the vessel's owner offers the vessel for sale.

Note 2.	The capital lease for British Pioneer was terminated by the lessor on January 2, 2009.

Note 3.
The lessor has the right to terminate the lease at the end of the fixed period being February 2, 2010, for the British Progress, July 14, 2010, for the British Purpose and August 20, 2011, for the British Pride.

The Company's capital leases for vessels leased from Ship Finance are long-term, fixed rate leases, which extend for various periods depending on the age of the vessels. The following table discloses information about the terms of these leases:

Vessel Type	Expiry of Mandatory Lease Period	Company's Optional Termination Date	Company's Purchase Option Periods	Lessor's Put Option Exercise Date
OBO (8 vessels)	2015	none	none	none
Non double hull Suezmax and VLCC (7 vessels)	2013	2010	none	none
Double hull Suezmax (6 vessels)	2018-2025	none	none	none
Double hull VLCC (18 vessels)	2016-2027	none	none	none

In conjunction to the leases with Ship Finance, the Company has also entered into charter ancillary agreements whereby the Company agrees to pay Ship Finance a profit sharing payment equal to 20% of the charter revenues earned by the Company in excess of the daily base charterhire paid to Ship Finance. Subsequent to 2010, non-double hull vessels will be excluded from this profit sharing calculation. In the year ended December 31, 2008, total profit share due to Ship Finance was $111.0 million (2007: $52.5 million, of which $15.2 million was recorded in the quarter ended March 31, 2007 and subsequently eliminated as a result of the consolidation of Ship Finance).

The Company is obligated to ensure that a charter service reserve be held which can only be used to make charter payments to Ship Finance and for reasonable working capital purposes to meet short-term voyage expenses. The charter reserve is based on the number of vessels that the Company charters from Ship Finance. As of December 31, 2008, the total charter service reserve is $216.1 million (2007: $226.7 million) and the balance is recorded as restricted cash in the Company's consolidated balance sheet.

16.	EQUITY METHOD INVESTMENTS

As of December 31, the Company had the following participation in investments that are recorded using the equity method:

	2008	2007
Front Tobago Shipping Corporation	40%	40%
Golden Fountain Corporation	-	50%
CalPetro Tankers (Bahamas I) Limited	100%	100%
CalPetro Tankers (Bahamas II) Limited	100%	100%
CalPetro Tankers (IOM) Limited	100%	100%

Golden Fountain Corporation was liquidated during the year ended December 31, 2008.

Summarized balance sheet information of investees which the Company accounts for under the equity method as of December 31, is as follows:

(in thousands of $)	2008	2007
Current assets	18,518	19,639
Non current assets	54,712	64,558
Current liabilities	11,083	11,313
Non current liabilities	57,155	66,681

Summarized statement of operations information of investees which the Company accounts for under the equity method as for the three years ended December 31, is as follows:

(in thousands of $)	2008	2007	2006
Net operating revenues	5,836	35,020	28,876
Net operating income	5,493	5,197	10,461
Net (loss) income	(483)	5,232	3,691

Dividends totaling $0.3 million were received from equity method investees in the year ended December 31, 2008 (2007: $0.3 million)

In December 2008, Golden Fountain Corporation was liquidated and the Company received a final dividend on liquidation of $0.1 million.

The Company has determined that under FIN 46(R), it is not the primary beneficiary of the VIEs CalPetro Tankers (Bahamas I) Limited ("CalPetro BI"), CalPetro Tankers (Bahamas II) Limited ("CalPetro BII") and CalPetro Tankers (IOM) Limited ("CalPetro IOM") and as such, these entities are being accounted for under the equity method. These companies were incorporated in 1994 for the purpose of acquiring three oil tankers from Chevron Transport Corporation ("Chevron") and concurrently charter these vessels back to Chevron on long-term charter agreements. The companies were acquired by Independent Tankers Corporation ("ITC") which in turn is a majority owned subsidiary of the Company. In April 2006, Chevron cancelled its bareboat contract with CalPetro Tankers (Bahamas III) Limited ("CalPetro BIII"). Under FIN 46(R) this was considered to be a reconsideration event and the Company began consolidating the VIE into its accounts from that date. Prior to this date, CalPetro BIII, was also equity accounted. The Company does not guarantee the debt of these entities and the net assets of the three entities that are not consolidated total $3.7 million (2007: $4.1 million).

In January 2007, the Company had a 33.3% investment in Sealift and accounted for this investment under the equity method. In May 2007, the Company's investment was reduced to 17.1% and as a result of the Company's inability to exercise significant influence, the investment was accounted for as marketable securities from that date until October 2007, when these securities were sold.

In February 2007, the Company had a 28.3% investment in Sea Production and accounted for this investment under the equity method until it sold its entire shareholding in June 2007.

In November 2007, the Company sold its entire investment in International Maritime Exchange ASA ("IMAREX") for net proceeds of $50.5 million resulting in a gain on sale of $41.9 million which has been reported in gain from sale of securities.

17.	DEFERRED CHARGES

Deferred charges represent debt arrangement fees that are capitalized.  If a loan is repaid early, any unamortized portion of the related deferred charges is charged against income in the period in which the loan is repaid. The deferred charges are comprised of the following amounts:

(in thousands of $)	2008	2007
Debt arrangement fees	4,966	384
Accumulated amortization	(885)	(335)
	4,081	49

18.   ACCRUED EXPENSES

(in thousands of $)	2008	2007
Voyage expenses	14,353	22,707
Ship operating expenses	24,423	21,385
Administrative expenses	4,260	6,634
Interest expense	25,216	31,335
Taxes	318	483
Accrued conversion costs for heavy lift vessels	265	15,233
Other	2,835	3,351
	71,670	101,128

19.   OTHER CURRENT LIABILITIES

(in thousands of $)	2008	2007
Accrued charterhire	718	708
Proceeds from sale and conversion of vessels, deferred	-	124,597
Other	11,192	7,005
	11,910	132,310

The Company sold four converted heavy lift vessels and two Suezmax vessels to Dockwise in March 2007 with the Company being responsible for the conversion of four Suezmax vessels into heavy lift vessels with delivery staggered between May 2007 and June 2008. The net proceeds were deferred with gains being recognized in the consolidated statement of operations as each converted vessel was delivered to Dockwise. Two converted vessels were delivered during 2007 with the final two vessels delivered in the second quarter of 2008. The proceeds, previously having been deferred were recognized in 2008.

20.   DEBT

(in thousands of $)	2008	2007
US Dollar denominated floating rate debt:
- LIBOR + 0.50% due through 2008	-	80,000
- LIBOR + 0.90%-1.25% due 2009 through 2017	568,013	-
US Dollar denominated fixed rate debt:
- Serial Notes: 6.5% to 6.68% due through 2010	6,300	17,100
- Term Loans: 8.52% due 2015	11,328	11,328
- Term Notes: 7.84% to 8.04% due through 2021	321,095	364,860
	906,736	473,288
Credit facilities	1,411	246
Total debt	908,147	473,534
Less current portion of long-term debt	(293,471)	(96,811)
	614,676	376,723

 The outstanding debt as of December 31, 2008 is repayable as follows:

(in thousands of $)
Year ending December 31,
2009	293,471
2010	46,521
2011	50,558
2012	54,602
2013	106,246
2014 and later	356,749
908,147

The weighted average interest rate for floating rate debt denominated in US dollars was 4.02% as of December 31, 2008 (2007: 5.93%).

In July and August 2008, ITCL, purchased three tranches of the Windsor Petroleum Transport Corporation 7.84% term notes on the open market. The bonds that were repurchased have not been cancelled. The term notes above have been presented net of the bonds owned by ITCL.

US DOLLAR DENOMINATED FLOATING RATE DEBT

$80.0 million term loan facility
In June 2006, the Company entered into a $80.0 million secured term loan facility. The facility bears interest at LIBOR plus a margin. The facility was refinanced in June 2008 and matures in June 2009. The Company is currently in discussion with the lender regarding refinancing of this facility. The facility contains a minimum value covenant and covenants that require the Company to maintain a minimum level of free cash and positive working capital.

$21.6 million term loan facility
In July 2008, the Company, through ITCL entered into a $21.6 million secured term loan facility. The facility bears interest at LIBOR plus a margin and falls due in July 2009. The facility contains a covenant that requires ITCL to maintain a positive working capital balance. This facility has been guaranteed by Geveran Trading Co. Ltd, a related party for an annual fee of 2% of the facility drawn down.

$50.0 million loan facility
In August 2008, the Company, through ITCL entered into a $50 million secured loan facility with $19.0 million drawn down as at December 31, 2008. The remaining facility expired in September 2008. The facility bears interest at LIBOR plus a margin and falls due in July 2009. The facility contains a covenant that requires ITCL to maintain a positive working capital balance. This facility has been guaranteed by Geveran Trading Co. Ltd, a related party for an annual fee of 2% of the facility drawn down.

$129.6 million term loan facility
In June 2008, the Company entered into a $129.6 million pre-delivery secured term loan facility. This loan falls due in June 2009 and the Company is currently in discussion with the lenders regarding refinancing of this facility. The loan bears interest at LIBOR plus a margin. The facility contains a minimum value covenant and covenants that require the Company to maintain a minimum level of free cash, a certain level of market adjusted net worth and positive working capital.

$180.0 million term loan facility
In September 2008, the Company entered into a $180.0 million secured term loan facility falling due in September 2013. The loan bears interest at LIBOR plus a margin. The facility contains a minimum value covenant and covenants that require the Company to maintain a minimum level of free cash, a certain level of market adjusted net worth and positive working capital. In March 2009, the Company paid $3.8 million into a restricted bank account in order to comply with this minimum value clause as of December 31, 2008.

$420.0 million term loan facility
In June 2008, the Company entered into a $420.0 million pre and post delivery secured term loan facility falling due in 2017. At the year end, the Company had drawn down $137.9 million. This facility bears interest at LIBOR plus a margin. The facility contains a minimum value covenant and covenants that require the Company to maintain a minimum level of free cash, a certain level of market adjusted net worth and positive working capital.

US DOLLAR DENOMINATED FIXED RATE DEBT

ITCL is the holding company for three separate structures involved in financing and leasing transactions. One of these structures has Serial Notes maturing between 2007 and 2010 and two of these structures have Term Notes maturing between 2015 and 2021. The Notes are collateralized by first preferred mortgages on the vessels owned by the ITCL subsidiaries. As of December 31, 2008, the effective interest rate for the Term and Serial Notes was 7.90% (2007 - 7.85%).

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

(in thousands of $)
Year ending December 31,
2009	7,384
2010	10,422
2011	15,152
2012	19,134
2013	20,712
2014 and later	248,291
321,095

TERM LOANS

Principal is repayable on the 8.52% Term Loans due 2015 in accordance with a remaining seven year sinking fund schedule. Of the four entities reporting these term loans, only one entity, CalPetro BIII is consolidated as the remaining three entities are accounted for under the equity method under FIN 46(R). As discussed above, CalPetro BIII's initial charter with Chevron was terminated on April 1, 2006 and as such, the revised sinking fund redemption amounts and final principal payment is as follows:

(in thousands of $)
Year ending December 31,
2009	444
2010	730
2011	790
2012	850
2013	930
2014 and later	7,584
11,328

Assets pledged:
(in thousands of $)	2008	2007
Vessels and newbuildings	783,592	204,876
Restricted bank deposits (excluding amounts held in charter service reserve)	365,151	424,677

21.   SHARE CAPITAL

        Authorized share capital:
(in thousands of $, except share data)	2008	2007
125,000,000 ordinary shares of $2.50 each	312,500	312,500

Issued and fully paid share capital:
(in number of shares)	2008	2007
At January 1	74,825,169	74,825,169
Issued during the year	3,033,333	-
At December 31	77,858,502	74,825,169

(in thousands of $)	2008	2007
At January 1	187,063	187,063
Issued for cash	7,583	-
At December 31	194,646	187,063

The Company's ordinary shares are listed on the New York Stock Exchange, the Oslo Stock Exchange and the London Stock Exchange.

In September 2007, the Company reduced its additional paid in capital account by $480.8 million and the amount resulting from the reduction was credited to the Company's contributed surplus account.

In July 2008, the Company generated $211.1 million through a share placement of three million shares at $70.37 per share. Share issuance costs of $3.9 million have been deducted from additional paid in capital. In June 2008, 33,333 shares were issued at a price of $26.57 under the share option plan generating $0.9 million.

In September 2008, the Company's shareholders at the Annual General Meeting approved a stock split which would result in authorized share capital of 625,000,000 ordinary shares of $0.50 per share. No record date was set for the stock split and the stock split had not taken place at December 31, 2008.

22.   ACCUMULATED OTHER COMPREHENSIVE LOSS

The activity in Accumulated Other Comprehensive Loss is summarized as follows:

(in thousands of $)	Unrealized investment gains (losses)	Translation adjustments and other	Total
Balance at December 31, 2005	(1,450)	(5,234)	(6,684)
Translation adjustment for the year	-	538	538
Net unrealized gains and losses for the year	295	-	295
Realized gains reclassified to net income	1,426	-	1,426
Balance at December 31, 2006	271	(4,696)	(4,425)
Translation adjustment for the year	-	1,324	1,324
Net unrealized gains and losses for the year	(324)	-	(324)
Realized losses reclassified to net income	(271)	-	(271)
Balance at December 31, 2007	(324)	(3,372)	(3,696)
Translation adjustment for year	-	(1,312)	(1,312)
Net unrealized gains and losses for the year	(25,574)	-	(25,574)
Other-than-temporary impairment	25,134	-	25,134
Realized losses reclassified to net income	221	-	221
Balance at December 31, 2008	(543)	(4,684)	(5,227)

23.   SHARE OPTION PLANS

In November 2006, the Company's board of directors approved the Frontline Ltd Share Option Scheme (the "Frontline Scheme").  The Frontline Scheme permits the board of directors, at its discretion, to grant options to acquire shares in the Company to employees and directors of the Company or its subsidiaries and will expire in November 2016.  The subscription price for all options granted under the scheme will be reduced by the amount of all dividends declared by the Company in the period from the date of grant until the date the option is exercised, provided the subscription price is never reduced below the par value of the share.  Options granted under the scheme will vest at a date determined by the board at the date of the grant.  The options granted under the plan to date vest over a period of one to three years.  There is no maximum number of shares authorized for awards of equity share options and authorized, unissued or treasury shares of the Company may be used to satisfy exercised options.

During the years ended December 31, 2008, 2007 and 2006 the Company granted 760,000, nil and 100,000 share options, respectively, to certain employees and directors of the Company and its subsidiaries. The options have a five year term and vest equally over three years from date of grant.

The fair value of each option award is estimated on the date of the grant using a Black Scholes option valuation model with the following assumptions:

	2008	2006
Risk free interest rate	2.25%	4.74%
Expected life	3.5 years	3.5 years
Expected volatility	41%	44%
Expected dividend yield	0%	0%

The risk-free interest rate was estimated using the interest rate on 3 year US treasury zero coupon issues.  The volatility was estimated using historical share price data.  The dividend yield has been estimated at 0% as the exercise price is reduced by all dividends declared by the Company from the date of grant to the exercise date.   It is assumed that all options granted in 2006 will vest and 95% of all options granted in 2008 will vest.

The following summarizes share option transactions related to the Frontline Scheme:

(in thousands except per share data)	Number of Options	Weighted Average Exercise Price
Options outstanding as of December 31, 2005	-	-
Granted	100	NOK 238.50
Exercised	-	-
Forfeited	-	-
Options outstanding as of December 31, 2006	100	NOK 238.50
Granted	-	-
Exercised	-	-
Forfeited	-	-
Options outstanding as of December 31, 2007	100	NOK 175.70
Granted	760	NOK 243.00
Exercised	(33.3)	NOK 135.90
Forfeited	(201.7)	NOK 198.49
Options outstanding as of December 31, 2008	625	NOK 208.78
Exercisable options as at
December 31, 2008	Nil	Nil
December 31, 2007	33.3	NOK 162.36
December 31, 2006	Nil	Nil

The weighted average exercise price is adjusted for dividends in accordance with the terms of the plan. The remaining contractual term for the options outstanding at December 31, 2008, 2007 and 2006, is 4.2 years, 3.8 years and 4.8 years respectively.

The total fair value of share options vested in the years ended December 31, 2008, 2007 and 2006 was nil, $0.5 million and nil.

The weighted average grant-date fair value of options granted during 2008 and 2006 is $15.37 and $15.23 respectively.

As of December 31, 2008, there was $4.4 million (2007: $0.6 million) in unrecognized compensation cost related to non-vested options granted under the Frontline Scheme.  The compensation expense is recognized over a period of three years in accordance with vesting conditions. Compensation expense recognized in the years ended December 31, 2008, 2007 and 2006 were $4.3 million, $0.9 million and $nil respectively.

24.   FINANCIAL INSTRUMENTS

  Foreign currency risk

The majority of the Company's transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. Certain of the Company's subsidiaries report in Sterling or Norwegian kroner and risks of two kinds arise as a result:

●	a transaction risk, that is, the risk that currency fluctuations will have a negative effect on the value of the Company's cash flows;
●
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

Forward freight contracts
The Company may enter into forward freight contracts, futures and option contracts in order to manage its exposure to the risk of movements in the spot market for certain trade routes for speculative purposes. Market risk exists to the extent that spot market fluctuations have a negative effect on the Company's cash flows and consolidated statements of operations. As of December 31, 2008 and 2007, the Company had no such contracts outstanding. The Company incurred a loss on forward contracts of $2.4 million in 2008 (2007: $nil) included in "mark to market of derivatives".

Contracts to purchase and sell securities
During the year, the Company entered into forward contracts and a total return swap in relation to the purchase and sale of securities in Overseas Shipholding Group ("OSG"). Market risk exists to the extent that spot market fluctuations have a negative effect on the Company's cash flows and consolidated statements of operations. As of December 31, 2008 and 2007, the Company had no such contracts outstanding. The Company incurred a loss on these contracts of $15.0 million (2007: $nil) included in "mark to market of derivatives".

Fair Values
The carrying value and estimated fair value of the Company's financial instruments as of December 31, 2008 and 2007 are as follows:

	2008		2007
(in thousands of $)	Carrying Value	Fair Value	Carrying Value	Fair Value
Non-Derivatives:
Cash and cash equivalents	190,819	190,819	168,432	168,432
Restricted cash	554,751	554,751	651,377	651,377
Marketable securities	60,138	60,138	15,684	15,684
Long-term investments	20,020	20,020	-	-
Floating rate debt and credit facilities	569,424	569,424	80,246	80,246
Serial Notes (6.5% to 6.68%) due through 2010	6,300	6,300	17,100	17,405
8.52% Term Loan, due 2015	11,328	12,979	11,328	12,169
Term Notes (7.84% to 8.04%) due through 2021	321,095	333,659	364,860	405,923

The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value. The restricted cash balance includes investments in guaranteed investment contracts that are readily convertible into cash.  Long-term investments consist of unlisted ordinary and preference shares. The Company estimates that the cost of the long-term investments equate to fair value.

The estimated fair value for floating rate long-term debt is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis. The estimated fair value of the Term Notes and the Serial Notes held at December 31, 2007 and the Term Notes held at December 31, 2008 are based on quoted market prices. Quoted market prices are not available for the Serial Notes held at December 31, 2008, however the Company evaluates that their cost approximates to fair value.

Marketable securities are measured at fair value on a recurring basis. The fair value of marketable securities is based on the quoted market prices. This falls within the "Level 1" category of FAS 157 being "measurements using quoted prices in active markets for identical assets or liabilities".

Concentrations of risk

There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Skandinaviska Enskilda Banken ("SEB"), The Bank of New York, DnB Nor Bank ASA and Nordea Bank Norge ("Nordea"). There is a concentration of credit risk with respect to restricted cash to the extent that substantially all of the amounts are carried with SEB, Nordea, Pacific Life, The Bank of New York, HSBC Midland, CIBC World Markets and JP Morgan Chase. However, the Company believes this risk is remote.

The majority of the vessels' gross earnings are receivable in U.S. dollars. During the year ended December 31, 2008, one customer accounted for more than 10% of our consolidated operating revenues (2007 and 2006: one customer).

25.   RELATED PARTY TRANSACTIONS

As of March 31, 2007, the Company is no longer consolidating the results of Ship Finance. The majority of the Company's leased vessels are leased from Ship Finance and under a Charter Ancillary Agreement; Ship Finance is entitled to a share of 20% of the Company's earnings on these leased vessels. A summary of leasing transactions with Ship Finance during the years ended December 31, 2008 and 2007 (excluding amounts prior to deconsolidation) is as follows:

(in thousands of $)	2008	2007
Charterhire paid (principal and interest)	345,551	273,239
Payments received for termination of leases	43,510	29,343
Profit share expense	110,962	37,279
Remaining lease obligation	1,609,987	1,767,758

A summary of net amounts earned (incurred) from related parties excluding the Ship Finance lease related balances above for the year ended December 31, is as follows:

(in thousands of $)	2008	2007	2006
Seatankers Management Co. Ltd	1,175	582	432
Golar LNG Limited	17	284	180
Ship Finance International Limited	3,430	1,525	-
Golden Ocean Group Limited	6,714	2,099	597
Individual related to John Fredriksen	-	-	12
Geveran Trading Co Ltd	(366)	-	-
Greenwich Holdings Ltd	-	69	-
Bryggegata AS	(1,395)	(1,430)	(1,021)
Arcadia Petroleum Limited	64,784	17,443	-
Seadrill Limited	25	(52)	545
CalPetro Tankers (Bahamas I) Limited	43	40	40
CalPetro Tankers (Bahamas II) Limited	43	40	40
CalPetro Tankers (IOM) Limited	43	40	40

Net amounts earned from related parties comprise office rental income and management, technical and commercial advisory, newbuilding supervision, corporate and administrative service income and interest income. Net expenses paid to related parties comprise primarily of rental for office space.

A summary of balances with related parties as at the year ended December 31, is as follows:

(in thousands of $)	2008	2007
Receivables
Ship Finance International Limited	8,351	12,990
Seatankers Management Co. Ltd	370	270
Golar LNG Limited	381	192
Northern Offshore Ltd	13	13
Golden Ocean Group Limited	2,012	1,160
Seadrill Limited	106	89
Greenwich Holdings Ltd	-	51
CalPetro Tankers (Bahamas I) Limited	35	13
CalPetro Tankers (Bahamas II) Limited	35	13
CalPetro Tankers (IOM) Limited	35	13
	11,338	14,804

(in thousands of $)	2008	2007
Payables
Ship Finance International Limited	(46,540)	(49,708)
Seatankers Management Co. Ltd	(119)	(1,170)
Golar LNG Limited	(242)	(94)
Golden Ocean Group Limited	(155)	-
Geveran Trading Co Ltd	(366)	-
Seadrill Limited	-	(16)
	(47,422)	(50,988)

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

Ship Finance International Limited, Golar LNG Limited, Northern Offshore Ltd, Norse Energy Group ASA, Seadrill Limited, Bryggegata AS, Golden Ocean Group Limited, Greenwich Holdings Ltd, Arcadia Petroleum Limited ("Arcadia"), Geveran Trading Co Ltd ("Geveran") and Seatankers Management Co. Ltd are each subject to the significant influence or indirect control of John Fredriksen. CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited, CalPetro Tankers (Bahamas III) Limited and CalPetro Tankers (IOM) Limited were all equity accounted until March 31, 2006 at which point, the Company began consolidating CalPetro Tankers (Bahamas III) Limited.

During 2008, the Company engaged in the trading of forward freight agreement trading through Arcadia, a related party, for which Arcadia was paid commission on each trade. The total amount of commissions paid to Arcadia was $12,500. The Company did not engage in forward freight agreement trading through Arcadia in 2007. In addition, the Company earned freights on chartering vessels to Arcadia in the amount of $64.8 million (2007: $17.4 million).

In November 2008, the Company advanced $60.0 million of the profit share balance, which was due to Ship Finance in March 2009. The advance bore interest at a fixed rate.

Geveran has acted as a guarantor for two loan facilities totaling $71.6 million, taken out by ITCL. $40.6 million of these loan facilities were drawn down at December 31, 2008 and the balance has been cancelled. These loan facilities expire in July and August of 2009. Geveran receives an annual fee of 2% of the draw down facility for acting as guarantor.

During the year ended December 31, 2007, the Company held investments in Sea Production and Dockwise and earned income from these companies in the form of rental income and income earned from the provision of accounting services totaling $1.0 million. During the year, the Company disposed of its entire investments in these companies and they are no longer considered to be related parties. Refer to Note 26 for further discussion on gains from disposal of assets relating to Sea Production and Dockwise.

26.   DISPOSAL OF ASSETS

In March 2007, Sealift acquired six single hull vessels, of which four were to be converted to heavy lift vessels, for a total purchase price of $476.0 million which was based on the estimated market value of the four converted heavy lift vessels and the two single hull Suezmax vessels. The purchase price included $80.0 million short-term seller's credit from the Company which was allocated equally to each of the last two remaining converted heavy lift vessels. This seller's credit was payable on delivery of each vessel. The sale of vessels to Sealift included an obligation on the Company to manage, supervise and pay the conversion costs for the four heavy lift vessels. In addition, the midsections of the last two vessels were sold for $4.7 million. The gain on sale arising from this transaction was allocated to each vessel with $60.0 million of the gain being accounted for as an adjustment against the Company's investment. The gain was recognized as each vessel was delivered. Two Suezmax vessels and two converted vessels were successfully delivered to Dockwise in 2007 resulting in a net gain of $60.7 million, which was recorded as a gain on sale of assets. The remaining two converted vessels were delivered in the second quarter of 2008 resulting in a net gain of $100.4 million.

The Company accounted for its 33.3% investment in Sealift under the equity method. In May 2007, Sealift issued 94.1 million shares to the shareholders of Dockwise in exchange for all the shares and convertible securities of the entities owned by Dockwise. Sealift also completed a private placement for 39.8 million shares with the Company subscribing for 5 million shares. Sealift subsequently changed its name to Dockwise. A gain of $43.7 million was recorded in 2007 as a gain on issuance of shares by associates as a result. Subsequent to this transaction, the Company accounted for its 17.1% investment in Dockwise as marketable securities. In October 2007, the Company sold its entire investment in Dockwise for a net gain of $48.7 million which was recorded as gain on sale of securities.

In January 2008, Ship Finance sold the single hull vessel Front Maple to a third party and as a result, terminated the Company's long-term lease for the vessel. The Company received a termination payment of $16.7 million and recorded a net gain of $17.1 million as a gain on sale of assets.

On March 6, 2008 the Company completed the partial non pro-rata spin off of its subsidiary ITCL and distributed 17.53% of ITCL to the Company's shareholders.  The spin-off resulted in a gain on disposal of $18.0 million which has been recorded within 'other non-operating items, net'. Refer to Note 27.

In May 2008, Ship Finance sold the single hull vessel Front Sabang to a third party and as a result, terminated the Company's long-term lease for the vessel. The Company received a termination payment of $26.8 million and recorded a net gain of $24.8 million as a gain on sale of assets.

27.   MINORITY INTEREST AND DIVIDEND DISTRIBUTION TO SHAREHOLDERS

The Company accounts for pro-rata distributions to owners in a spin-off at the book value of shares distributed and accounts for non pro-rata distributions to owners in a spin-off at the fair value of shares distributed.

In February 2008, as part of the Company's planned spin-off of its investment in its Bermuda subsidiary ITCL to the Company's shareholders, the Company's Board of Directors declared a special dividend-in-kind of 17.53% of the Company's investment in ITCL with the distribution date being March 6, 2008. Qualifying shareholders received one share in ITCL for every five shares held in the Company. Non qualifying shareholders received a cash equivalent of $0.34 per Frontline share held, a cash dividend of $14.0 million, representing 8.5% of the fair value of ITCL on the date of distribution.  The value of the non-cash dividend was established as $11.4 million, representing 9.0% of the fair value of ITCL on the date of distribution. Fair value was established by using the average price of ITCL shares over the first five trading days after the shares were listed on the Norwegian OTC market. As of December 31, 2008 the Company owned 82.47% of ITCL.

In March 2007, the Company completed its pro-rata partial spin offs of Ship Finance by the Company as follows:

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

28.   COMMITMENTS AND CONTINGENCIES

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

As of December 31, 2008, the Company had nine vessels that were sold by the Company at various times during the period from November 1998 to December 31, 2003, and leased back on charters that range for periods of eight to twelve and a half years with options on the lessor's side to extend the charters for periods that range up to five years. Eight of these charters are accounted for as capital leases and one is accounted for as an operating lease. The Company has purchase options at certain specified dates and the lessor has options to put the vessels on the Company at the end of the lease terms for all of these nine vessels. The total amount that the Company would be required to pay under these put options with respect to the operating lease is $9.5 million.

As of December 31, 2008 Chevron charters three vessels on long-term bareboat charters recorded as investments in finance leases.  Chevron holds options to purchase each vessel for $1 on April 1, 2015 provided no earlier optional termination of the bareboat charter has occurred. The Company has not received notice of Chevron's intent to terminate any of these charters.

As of December 31, 2008, the Company had eighteen contracts for the construction of ten VLCC newbuildings scheduled for delivery in 2009, 2010, 2011 and 2012 and eight Suezmax newbuildings scheduled for delivery in 2009, 2010 and 2011. As of December 31, 2008, the Company was committed to make further installments of $1,366.4 million as follows:

(in thousands of $)	Total
Year ending December 31,
2009	350,128
2010	620,820
2011	341,500
2012	54,000
1,366,448

In January 2008, Golden President Shipping Corporation, a 100% subsidiary of Golden Ocean Group Limited ("Golden Ocean"),  had a full and final win in the court case against Bocimar N.V. on the Channel Alliance Time Charter Party and was awarded $14.7 million plus interest thereon. This amount was originally guaranteed by Frontline to Golden Ocean in connection with the spin-off in December 2004, and was later paid to Golden Ocean as it became due according to the charter party.  The settlement paid during the year from Bocimar N.V. was therefore due and paid to Frontline. Proceeds received of $16.6 million are recognized in "other non-operating items, net".

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

29.   SUPPLEMENTAL INFORMATION

Non-cash investing and financing activities include the following:

(in thousands of $)	2008	2007	2006

Dividends in kind:
Spin-off of Ship Finance	-	162,222	27,841
Spin-off of ITCL	11,475	-	-

Vessels:
Reclassification of vessel under conversion to newbuildings	-	-	(55,317)
Vessel addition on termination of capital lease	-	-	13,502

30.   DISCONTINUED OPERATIONS

In 2007, due to the deconsolidation of Ship Finance in March 2007, the Company no longer reports results of Ship Finance's containerships or jack up rigs.

The operations that were disposed of were recorded as discontinued operations in accordance with the requirements of FAS 144 Accounting for the Impairment or Disposal of Long-Lived Assets ("FAS 144") as the operations and cash flows of the operations were eliminated from the ongoing operations of the Company. The Company does not have any significant continuing involvement in these dry bulk, containership or jack-up rig operations in the future.

The following table presents the information required by FAS 144 in respect of discontinued operations:

(in thousands of $)	2008	2007	2006
Carrying amount of assets disposed of	-	524,961	-
Carrying amount of debt or lease retired	-	317,543	-

Amounts recorded in discontinued operations:
Operating revenues	-	11,465	25,494
Net income	-	5,442	13,514

31.   POOL REVENUES

Voyage charter revenues include pool revenues.  In the last three years these have been allocated on a gross basis whereby participants pay and account for voyage expenses, and distribute gross pool revenues to the participants. For the years ended December 31, 2008, 2007 and 2006 pool earnings were $0.4 million, $34.4 million and $131.1 million respectively.

32.   GAIN ON ISSUANCE OF SHARES BY SUBSIDIARY AND ASSOCIATE

In February 2007, the Company's wholly owned subsidiary Sea Production completed a private placement for 90.0 million shares at a price of $2 per share, raising a total of $180.0 million. The Company subscribed for 25.5 million shares which represented a 28.3% investment. A gain of $39.8 million was recorded in the statement of operations as a result of the issue of shares by Sea Production.

In May 2007, Dockwise, which the Company accounted for under the equity method, completed a private placement for 39.8 million shares at a price of NOK 30 per share raising a total of NOK 1,194.0 million. The Company subscribed for five million of these shares and as the subscription was not sufficient to maintain the Company's proportionate interest, the Company's shareholding was reduced from 33.3% to 17.1%. A gain of $43.8 million was recorded in the consolidated statement of operations as a result. The Company subsequently accounted for its 17.1% investment as marketable securities. In September 2007, Dockwise issued a further 0.5 million shares. The Company did not participate in this offering and its shareholding was further reduced to 16.6%. In October 2007, the Company sold its entire investment in Dockwise for a net gain of $48.7 million which was recorded as gain on sale of securities.

33.   SUBSEQUENT EVENTS

In December 2008, Frontline entered into an agreement with Teekay Corporation to commercially combine their Suezmax tankers within the Gemini Pool. Operation of the pool began in January 2009.

On January 2, 2009 the lease agreement between Buckingham Shipping Plc, a subsidiary of ITCL, and Dresdner Kleinwort Leasing was terminated and the outstanding lease obligation was settled in full using restricted cash. At December 31, 2008 the total obligation was $69.3 million. The vessel was sold to another subsidiary of ITCL which means that Frontline legally owns the vessel as of January 2, 2009 subsequent to the termination. The termination was cash neutral for the Company since the net consideration paid for the vessel by the ITCL subsidiaries was nil.

On January 8, 2009, the Front Kathrine was delivered to the Company, being the first newbuilding contract VLCC from Waigaoqiao Shipbuilding Company Ltd.

In January 2009, the Ship Finance entered into a purchase option contract granting a third party the option to purchase the Mindanao.

In February 2009, the Company's Board of Directors declared a cash dividend of $0.25 per share which was paid on March 27, 2009.

On February 20, 2009, the Company advanced Ship Finance a further $25.0 million on its profit share, which was due in March 2009. The advance bore interest at a fixed rate.

In March 2009, Frontline Shipping III Limited ("FSL III"), a wholly owned subsidiary of the Company, and Ship Finance amended their charter ancillary agreement whereby the charter service reserve totaling $26.5 million relating to vessels on charter from Ship Finance may be in the form of a loan to Ship Finance.  In March 2009, a loan in the amount of $26.5 million was drawn down by Ship Finance.  The loan bears interest at LIBOR plus a margin and is due for repayment within 364 days of the loan being provided, or earlier in accordance with the agreement.

In March 2009, upon the lenders' request, the Company paid $3.8 million into a restricted bank account in order to comply with a minimum value clause, as of December 31, 2008, related to the $180.0 million term loan facility.

The first three Suezmax newbuildings due for delivery have not met their contractual delivery dates. The Company is currently discussing the delays with the shipyard and considering any remedies that may be available to the Company.