Form 20-F
period 2009-12-31
FRONTLINE LTD /
filed 2010-03-29
CIK 913290

UNITED STATES
  SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________________________ For the transition period from _________________ to _________________

Commission file number	001-16601

Frontline Ltd.
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

Yes ☐                                            No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

        Item 17 ☐                                           Item 18 ☐

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

A. SELECTED FINANCIAL DATA

The selected statement of operations data of the Company with respect to the fiscal years ended December 31, 2009, 2008 and 2007 and the selected balance sheet data of the Company with respect to the fiscal years ended December 31, 2009 and 2008, respectively, have been derived from the Company's consolidated financial statements included herein and should be read in conjunction with such statements and the notes thereto. The selected statement of operations data with respect to the fiscal years ended December 31, 2006 and 2005 and the selected balance sheet data with respect to the fiscal years ended December 31, 2007, 2006 and 2005 have been derived from consolidated financial statements of the Company not included herein. The following table should also be read in conjunction with Item 5. "Operating and Financial Review and Prospects" and the Company's consolidated financial statements and notes thereto included herein. The Company's accounts are maintained in U.S. dollars.

	Fiscal year ended December 31,
	2009	2008	2007	2006	2005
(in thousands of $, except ordinary shares, per share data and ratios)
Statement of Operations Data (1):
Total operating revenues	1,133,286	2,104,018	1,299,927	1,558,369	1,495,975
Total operating expenses	896,237	1,395,831	898,904	850,623	713,919
Net operating income	240,110	850,480	519,191	803,401	858,137
Net income from continuing operations before income taxes and noncontrolling interest	105,833	701,264	503,991	661,330	761,078
Net income from continuing operations	105,472	700,954	587,138	661,168	762,202
Discontinued operations (2)	-	-	5,442	13,514	14,096
Net income attributable to Frontline Ltd.	102,701	698,770	570,418	516,000	606,839
Earnings from continuing operations per ordinary share
- basic	$1.32	$9.15	$7.55	$6.72	$7.92
- diluted	$1.32	$9.14	$7.55	$6.72	$7.92
Net income per ordinary share
- basic	$1.32	$9.15	$7.62	$6.90	$8.11
- diluted	$1.32	$9.14	$7.62	$6.90	$8.11
Cash dividends declared per share	$0.90	$8.25	$8.30	$7.00	$10.10

	Fiscal year ended December 31,
	2009	2008	2007	2006	2005
(in thousands of $, except ordinary shares and ratios)
Balance Sheet Data (at end of year) (1):
Cash and cash equivalents	82,575	190,819	168,432	197,181	92,782
Newbuildings	413,968	454,227	160,298	166,851	15,927
Vessels and equipment, net	678,694	438,161	208,516	2,446,278	2,584,847
Vessels and equipment under capital lease, net	1,740,666	2,100,717	2,324,789	626,374	672,608
Investments in unconsolidated subsidiaries and associated companies	3,923	4,467	5,633	17,825	15,783
Total assets	3,715,218	4,027,728	3,762,091	4,589,937	4,454,817
Short-term debt and current portion of long-term debt	123,884	293,471	96,811	281,409	228,135
Current portion of obligations under capital lease	285,753	243,293	179,604	28,857	25,142
Long-term debt	760,698	614,676	376,723	2,181,885	2,101,061
Obligations under capital leases	1,579,708	1,969,919	2,318,794	723,073	706,279
Share capital	194,646	194,646	187,063	187,063	187,063
Total stockholders' equity	741,340	702,217	445,969	668,560	715,166
Ordinary shares outstanding	77,858,502	77,858,502	74,825,169	74,825,169	74,825,169

Weighted average ordinary shares outstanding	77,858,502	76,352,673	74,825,169	74,825,169	74,825,169

Other Financial Data:
Equity to assets ratio (percentage) (3)	20.0%	17.4%	11.8%	14.6%	16.1%
Debt to equity ratio (4)	3.7	4.4	6.7	4.8	4.3
Price earnings ratio (5)	20.7	3.2	6.3	4.6	4.7
Time charter equivalent revenue (6)	896,843	1,493,912	938,960	1,154,029	1,155,135

Notes:
1.
The Company distributed the majority of its remaining shareholding in Ship Finance International Limited ("Ship Finance") in March 2007 and no longer consolidates Ship Finance as of March 31, 2007. A summary of the major changes to the financial statements is as follows;

a.	Vessels leased from Ship Finance, which were previously reported as wholly owned are reported as vessels held under capital lease.
b.	Capital lease obligations with Ship Finance, which were previously eliminated on consolidation are reported as liabilities with the related interest recorded in the income statement.

c.	Debt incurred by Ship Finance, which was previously reported as debt of the Company is no longer reported.
d.	Derivative instruments held by Ship Finance are no longer reported.
e.	Noncontrolling interest expense relating to Ship Finance is no longer reported.
f.	Profit share expense relating to amounts due to Ship Finance is shown in the income statement.
g.	Results from Ship Finance's container ships, jack-up rigs and Panamax vessels are no longer reported in the Company's consolidated results.

2.
The Company disposed of the container vessel and rig operations of Ship Finance in the first quarter of 2007 as a result of the spin off of Ship Finance. These operations have been recorded as discontinued operations in 2007 and 2006. The results from container vessels have also been recorded in discontinued operations in 2005. These operations have been recorded as discontinued operations for all applicable years presented, which are 2007, 2006 and 2005. During the year ended December 31, 2005 the Company disposed of a portion of its dry-bulk operations, which have been recorded as discontinued operations in the year ended December 31, 2005.

3.	Equity to assets ratio is calculated as total stockholders' equity divided by total assets.

4.	Debt to equity ratio is calculated as total interest bearing current and long-term liabilities, including obligations under capital leases, divided by stockholders' equity.

5.	Price earnings ratio is calculated by dividing the closing year end share price by basic earnings per share.

6.	A reconciliation of time charter equivalent revenues to total operating revenues as reflected in the consolidated statements of operations is as follows:

	2009	2008	2007	2006	2005
(in thousands of $)
Total operating revenues	1,133,286	2,104,018	1,299,927	1,558,369	1,495,975
Less:
Other income	(17,068)	(17,918)	(8,516)	(5,294)	(3,877)
Voyage expense	(219,375)	(592,188)	(352,451)	(399,046)	(336,963)
Time charter equivalent revenue	896,843	1,493,912	938,960	1,154,029	1,155,135

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

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

We are engaged in the seaborne transportation of crude oil, oil products and dry bulk cargoes. The following summarizes some of the risks that may materially affect our business, financial condition or results of operations. As our OBOs are currently fitted to carry dry bulk cargoes, we include risk factors related to dry bulk vessels.

Risks Related to Our Industry

Tankers

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

Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. The current global economic crisis may reduce demand for transportation of oil over longer distances and supply of tankers to carry that oil, which may materially affect our revenues, profitability and cash flows.

The international tanker industry has experienced volatile charter rates and vessel values and there can be no assurance that these charter rates and vessel values will return to their previous high levels

Charter rates in the tanker industry are volatile. We anticipate that future demand for our vessels, and in turn our future charter rates, will be dependent upon economic growth in the world's economy as well as seasonal and regional changes in demand and changes in the capacity of the world's fleet. We believe that these charter rates are the result of economic growth in the world economy that exceeds growth in global vessel capacity. There can be no assurance that economic growth will not stagnate or decline leading to a further decrease in vessel values and charter rates. A further decline in vessel values and charter rates could have an adverse effect on our business, financial condition, results of operation and ability to pay dividends.

Any decrease in shipments of crude oil may adversely affect our financial performance

The demand for our oil tankers derives primarily from demand for Arabian Gulf, West African, North Sea and Carribean crude oil, which, in turn, primarily depends on the economies of the world's industrial countries and competition from alternative energy sources. A wide range of economic, social and other factors can significantly affect the strength of the world's industrial economies and their demand for crude oil from the mentioned geographical areas. One such factor is the price of worldwide crude oil. The world's oil markets have experienced high levels of volatility in the last 25 years. In July 2008, oil prices rose to a high of approximately $143 per barrel before decreasing to approximately $38 per barrel by the end of December 2008 and rising to approximately $75 per barrel in mid-February 2010.

Any decrease in shipments of crude oil from the above mentioned geographical areas would have a material adverse effect on our financial performance. Among the factors which could lead to such a decrease are:

•	increased crude oil production from other areas;

•	increased refining capacity in the Arabian Gulf or West Africa;

•	increased use of existing and future crude oil pipelines in the Arabian Gulf or West Africa;

•	a decision by Arabian Gulf or West African oil-producing nations to increase their crude oil prices or to further decrease or limit their crude oil production;

•	armed conflict in the Arabian Gulf and West Africa and political or other factors; and

•	the development and the relative costs of nuclear power, natural gas, coal and other alternative sources of energy.

An over-supply of tanker capacity may lead to reductions in charter rates, vessel values and profitability

Currently, shipyards are booked to produce a large number of new tankers. If the capacity of new vessels delivered exceeds the capacity of tankers being scrapped and converted to non-trading tankers, tanker capacity will increase. If the supply of tanker capacity increases and the demand for tanker capacity does not increase correspondingly, charter rates could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our results of operations, our ability to pay dividends and our compliance with loan covenants.

Dry Bulk

Charter hire rates for dry bulk vessels may decrease in the future, which may adversely affect our earnings

The dry bulk shipping industry is cyclical with attendant volatility in charterhire rates and profitability. The degree of charterhire rate volatility among different types of dry bulk vessels has varied widely, and charterhire rates for dry bulk vessels have declined significantly from historically high levels. Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for the major commodities carried by water internationally. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

Factors that influence demand for vessel capacity include:

•	supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products;

•	changes in the exploration or production of energy resources, commodities, semi-finished and finished consumer and industrial products;

•	the location of regional and global exploration, production and manufacturing facilities;

•	the location of consuming regions for energy resources, commodities, semi-finished and finished consumer and industrial products;

•	the globalization of production and manufacturing;

•	global and regional economic and political conditions, including armed conflicts and terrorist activities; embargoes and strikes;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	weather.

Factors that influence the supply of vessel capacity include:

•	number of newbuilding deliveries;

•	scrapping of older vessels;

•	vessel casualties; and

•	number of vessels that are out of service.

Demand for our dry bulk vessels is dependent upon economic growth in the world's economies, seasonal and regional changes in demand, changes in the capacity of the global dry bulk fleet and the sources and supply of dry bulk cargo transported by sea. Given the large number of new dry bulk carriers currently on order with shipyards, the capacity of the global dry bulk carrier fleet seems likely to increase and economic growth may not resume in areas that have experienced a recession or continue in other areas. Adverse economic, political, social or other developments could have a material adverse effect on our business and operating results.

A continued downturn in the dry bulk carrier charter market may have an adverse effect on our earnings and our ability to comply with our loan covenants

The Baltic Exchange Capesize Index, or CS4TC, a daily equally weighted average of the four main Capesize routes declined from a high of approximately $222,800 per day in May 2008 to a low of approximately $2,400 per day in November 2008, which represents a decline of 99%. From November 2008 it rose to approximately $30,860 per day in February 2010, which emphasizes the volatility of this market. The general decline in the dry bulk carrier charter market has resulted in lower charter rates for vessels exposed to the spot market and time charters linked to the CS4TC.  Our ability to obtain renewal charters upon the expiration of our current charters or charters for new vessels that we may acquire in the future will be directly impacted by prevailing charter rates.

Dry bulk carrier values have also declined both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates. Charter rates and vessel values have been affected in part by the lack of availability of credit to finance both vessel purchases and purchases of commodities carried by sea, resulting in a decline in cargo shipments, and the excess supply of iron ore in China, which resulted in falling iron ore prices and increased stockpiles in Chinese ports.   There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether the recent improvement will continue. Charter rates may remain at low levels for some time which will adversely affect our revenue and profitability and could affect compliance with the covenants in our loan agreements.

In addition, because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels, which may adversely affect our earnings.  If we sell vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel's carrying amount in our financial statements, resulting in a loss and a reduction in earnings.

An over-supply of dry bulk carrier capacity may prolong or further depress the current low charter rates and, in turn, adversely affect our profitability

The market supply of dry bulk carriers has been increasing, and the number of dry bulk carriers on order is near historic highs. Dry bulk newbuildings were delivered in significant numbers starting at the beginning of 2006 and continue to be delivered in significant numbers. At the end of February 2010, Capesize newbuilding orders had been placed for an aggregate of more than 75% of the current global Capesize fleet, with deliveries expected during the next 36 months.  According to market sources, approximately 60% is contracted at established yards, while the other 40% is contracted at yards that are less established and whose viability may be uncertain. Due to lack of financing many analysts expect significant cancellations and/ or slippage of newbuilding orders. While vessel supply will continue to be affected by the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or accidental losses, an over-supply of dry bulk carrier capacity, particularly in conjunction with the currently low level of demand, could exacerbate the recent decrease in charter rates or prolong the period during which low charter rates prevail. If the current low charter rate environment persists, or a further reduction occurs, during a period when the current charters for our dry bulk carriers expire or are terminated, we may only be able to recharter those vessels at reduced rates or we may not be able to charter our vessels at all.

Shipping Generally

Risks involved with operating ocean-going vessels could affect our business and reputation, which could have a material adverse effect on our results of operations and financial condition

The operation of an ocean-going vessel carries inherent risks.  These risks include the possibility of:

• a marine disaster;
• piracy;

• terrorism;
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

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Throughout 2008 and 2009, the frequency of piracy incidents against commercial shipping vessels increased significantly, particularly in the Gulf of Aden off the coast of Somalia. For example, in November 2008, the M/V Sirius Star, a tanker vessel not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $100 million. If these pirate attacks result in regions in which our vessels are deployed being characterized as "war risk" zones by insurers, as the Gulf of Aden temporarily was in May 2008, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any of these events may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

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

Our vessels may call on ports located in countries that are subject to restrictions imposed by the United States government, which could adversely affect investor perceptions

From time to time, vessels in our fleet may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the United States government as state sponsors of terrorism. Although these sanctions and embargoes do not prevent our vessels from making calls to ports in these countries, potential investors could view such port calls negatively, which could adversely affect our reputation and the market for our shares. Investor perception of the value of our shares may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our ordinary shares to decline

Over the recent period, global financial markets have experienced extraordinary disruption and volatility following adverse changes in the global credit markets. The credit markets in the United States have experienced significant contraction, deleveraging and reduced liquidity, and governments around the world have taken highly significant measures in response to such events, and may implement other significant responses in the future.

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

Risks Related to Our Business

A drop in spot charter rates may provide an incentive for some charterers to default on their charters

When we enter into a time charter, charter rates under that charter are fixed for the term of the charter.  If the spot charter rates or short-term time charter rates in the tanker or dry bulk shipping industry, as applicable, become significantly lower than the time charter equivalent rates that some of our charterers are obligated to pay us under our existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter. If our charterers fail to pay their obligations, we would have to attempt to re-charter our vessels at lower charter rates, which would affect our ability to comply with our loan covenants and operate our vessels profitably.  If we are not able to comply with our loan covenants and our lenders choose to accelerate our indebtedness and foreclose their liens, we could be required to sell vessels in our fleet and our ability to continue to conduct our business would be impaired.

The operation of dry bulk carriers and tankers each involve certain unique operational risks

The operation of dry bulk carriers has certain unique operational risks. With a dry bulk carrier, the cargo itself and its interaction with the ship can be a risk factor. By their nature, dry bulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure.  In addition, dry bulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold), and small bulldozers. This treatment may cause damage to the dry bulk carrier. Dry bulk carriers damaged due to treatment during unloading procedures may be more susceptible to a breach to the sea. Hull breaches in dry bulk carriers may lead to the flooding of their holds. If a dry bulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the dry bulk carrier's bulkheads leading to the loss of the dry bulk carrier.

The operation of tankers has unique operational risks associated with the transportation of oil.  An oil spill may cause significant environmental damage, and a catastrophic spill could exceed the insurance coverage available. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in tankers.

If we are unable to adequately maintain or safeguard our vessels we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition, results of operations.  In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

Purchasing and operating previously owned, or secondhand, vessels may result in increased drydocking costs and vessels off-hire, which could adversely affect our earnings

Even following a physical inspection of secondhand vessels prior to purchase, we do not have the same knowledge about their condition and cost of any required (or anticipated) repairs that we would have had if these vessels had been built for and operated exclusively by us.  Accordingly, we may not discover defects or other problems with such vessels prior to purchase. Defects or problems discovered after purchase may be expensive to repair, and if not detected, may result in accidents or other incidents for which we may become liable to third parties.  We may not receive the benefit of warranties on secondhand vessels. Increased drydocking costs or vessels off-hire may adversely affect our earnings.

The volatility in both dry bulk and tanker charter rates, and vessel values, may affect our ability to comply with various covenants in our loan agreements.

Our loan agreements for our borrowings, which are secured by liens on our vessels, contain various financial covenants. Among those covenants are requirements that relate to our financial position, operating performance and liquidity. For example, there are financial covenants that require us to maintain (i) a minimum value adjusted equity that is based, in part, upon the market value of the vessels securing the loans, (ii) minimum levels of free cash, and (iii) a positive working capital.  The market value of dry bulk and tanker vessels is sensitive, among other things, to changes in the dry bulk and tanker charter markets, respectively, with vessel values deteriorating in times when dry bulk and tanker charter rates, as applicable, are falling and improving when charter rates are anticipated to rise.  Such conditions may result in our not being in compliance with these loan covenants.  In such a situation, unless our lenders were willing to provide waivers of covenant compliance or modifications to our covenants, or would be willing to refinance our indebtedness, we may have to sell vessels in our fleet and/or seek to raise additional capital in the equity markets in order to comply with our loan covenants.  Furthermore, if the value of our vessels deteriorates significantly, we may have to record an impairment adjustment in our financial statements, which would adversely affect our financial results and further hinder our ability to raise capital.

If we are not in compliance with our covenants and are not able to obtain covenant waivers or modifications, our lenders could require us to post additional collateral, enhance our equity and liquidity, increase our interest payments or pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, or they could accelerate our indebtedness, which would impair our ability to continue to conduct our business.  In such an event, our auditors may give either an unqualified opinion with an explanatory paragraph relating to the disclosure in the notes to our financial statements as to the substantial doubt of our ability to continue as a going concern, or a qualified, adverse or disclaimer of opinion, which could lead to additional defaults under our loan agreements. If our indebtedness is accelerated, we might not be able to refinance our debt or obtain additional financing and could lose our vessels if our lenders foreclose their liens.  In addition, if we find it necessary to sell our vessels at a time when vessel prices are low, we will recognize losses and a reduction in our earnings, which could affect our ability to raise additional capital necessary for us to comply with our loan agreements.

Our ability to obtain additional debt financing may be dependent on the performance of our then existing charters and the creditworthiness of our charterers

The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources required to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing at anticipated costs or at all may materially affect our results of operation and our ability to implement our business strategy.

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

We may be unable to successfully compete with other vessel operators for charters, which could adversely affect our results of operations and financial position

The operation of tankers and dry bulk vessels and transportation of crude and petroleum products and dry bulk cargoes is extremely competitive. Through our operating subsidiaries we compete with other vessel owners (including major oil companies as well as independent companies), and, to a lesser extent, owners of other size vessels. The tanker and dry bulk markets are highly fragmented. It is possible that we could not obtain suitable employment for our vessels, which could adversely affect our results of operations and financial position.

Our time and bareboat charters may limit our ability to benefit from any improvement in charter rates, and at the same time, our revenues may be adversely affected if we do not successfully employ our vessels on the expiration of our charters

Currently, some of our vessels are contractually committed to time and bareboat charters. Although our time and bareboat charters generally provide reliable revenues, they also limit the portion of our fleet available for spot market voyages during an upswing in the tanker industry cycle, when spot market voyages might be more profitable. By the same token, we cannot assure you that we will be able to successfully employ our vessels in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably or meet our obligations.  A decline in charter or spot rates or a failure to successfully charter our vessels could have a material adverse effect on our business, financial condition, results of operation and ability to pay dividends.

Delays or defaults by the shipyards in the construction of our newbuildings could increase our expenses and diminish our net income and cash flows

We currently have newbuilding contracts for the construction of a total of six VLCC and two Suezmax vessels with three shipyards in China: Shanghai Waigaoqiao Shipbuilding Company Ltd, or Waigaoqiao, Jiangsu Rongsheng Heavy Industries Group Co. Ltd., or Rongsheng, and Zhoushan Jinhaiwan Shipyard Co. Ltd, or Jinhaiwan. These projects are subject to the risk of delay or defaults by the shipyards caused by, among other things, unforeseen quality or engineering problems, work stoppages, weather interference, unanticipated cost increases, delays in receipt of necessary equipment, and inability to obtain the requisite permits or approvals. In accordance with industry practice, in the event the shipyards are unable or unwilling to deliver the vessels, we may not have substantial remedies. Failure to construct or deliver the ships by the shipyards or any significant delays could increase our expenses and diminish our net income and cash flows.

We cannot assure you that we will be able to refinance indebtedness incurred under our current credit facilities

We cannot assure you that we will be able to refinance our indebtedness on terms that are acceptable to us or at all. If we are not able to refinance our indebtedness, we will have to dedicate a greater portion of our cash flow from operations to pay the principal and interest of this indebtedness. We cannot assure you that we will be able to generate cash flow in amounts that are sufficient for these purposes. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans or sell our assets. In addition, debt service payments under our credit facilities may limit funds otherwise available for working capital, capital expenditures, payment of dividends and other purposes. If we are unable to meet our debt obligations, or if we otherwise default under our credit facilities, our lenders could declare the debt, together with accrued interest and fees, to be immediately due and payable and foreclose on our fleet, which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders.

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

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business

We have entered into various contracts, including charterparties with our customers, newbuilding contracts with shipyards and our credit facilities. These agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Declines in charter rates and other market deterioration could cause us to incur impairment charges

The carrying values of our vessels are reviewed whenever events or changes in circumstances indicate that the carrying amount of the vessel may no longer be recoverable. We assess recoverability of the carrying value by estimating the future net cash flows expected to result from the vessel, including eventual disposal. If the future net undiscounted cash flows and the estimated fair market value of the vessel are less than the carrying value an impairment loss is recorded equal to the difference between the vessel's carrying value and fair value. Any impairment charges incurred as a result of declines in charter rates and other market deterioration could negatively affect our business, financial condition, operating results or the trading price of our Ordinary Shares.

Fuel or bunker prices, may adversely affect our profits

For vessels on voyage charters, fuel oil, or bunkers, is a significant, if not the largest, expense. Changes in the price of fuel may adversely affect our profitability to the extent we have vessels on voyage charters. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

Operational risks and damage to our vessels could adversely impact our performance

If our vessels suffer damage due to inherent operational risks, we may experience unexpected drydocking costs and delays or total loss of our vessels, which may adversely affect our revenues and business and financial condition.

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

Changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have an adverse effect on our business, financial condition and results of operations.

Risks Related to Our Company

Incurrence of expenses or liabilities may reduce or eliminate distributions

Our policy is to make distributions to shareholders based on earnings and cash flow, and our dividends have fluctuated based on such factors.  The amount and timing of dividends will depend on our earnings, market prospects, capital expenditure program, investment opportunities and other factors.  However, we could incur other expenses or contingent liabilities that would reduce or eliminate the cash available for distribution by us as dividends.  In addition, the timing and amount of dividends, if any, is at the discretion of our Board of Directors. We cannot assure you that we will pay dividends.

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

We may not be able to finance our future capital commitments

We cannot guarantee that we will be able to obtain additional financing at all or on terms acceptable to us.  If adequate funds are not available, we may have to reduce expenditures for investments in new and existing projects, which could hinder our growth and prevent us from realizing potential revenues from prior investments which will have a negative impact on our cash flows and results of operations.

If the volatility in LIBOR resumes, it could affect our profitability, earnings and cash flow

The London Interbank Offered Rate, or LIBOR, has shown high volatility in 2008 and 2009, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of the recent disruptions in the international credit markets. Because the interest rates borne by our outstanding indebtedness fluctuate with changes in LIBOR, if this volatility were to continue, it would affect the amount of interest payable on our debt, which in turn, could have an adverse effect on our profitability, earnings and cash flow.

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

Our new ship management company and crewing company may not be successful in hiring employees and may expose us to additional liabilities, which could adversely affect our results of operations and financial position

Ship management and crewing are undertakings in competitive environments. It is possible that we could not recruit suitable employees for these companies. Although the companies are intended to complement external entities to which we currently outsource technical management of our vessels, a failure on the new companies' part to successfully staff their operations could adversely affect our results of operations. These companies also expose us to additional liabilities. Claims against the companies could result in expensive litigation. This could also have an adverse effect on our financial position.

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

Because we are a foreign corporation, you may not have the same rights that a shareholder in a United States corporation may have

We are a Bermuda company. Our memorandum of association and bye-laws and the Bermuda Companies Act 1981, as amended, govern our affairs. Investors may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction. Under Bermuda law a director generally owes a fiduciary duty only to the company; not to the company's shareholders. Our shareholders may not have a direct course of action against our directors. In addition, Bermuda law does not provide a mechanism for our shareholders to bring a class action lawsuit under Bermuda law. Further, our bye-laws provide for the indemnification of our directors or officers against any liability arising out of any act or omission except for an act or omission constituting fraud, dishonesty or illegality.

United States tax authorities could treat the Company as a "passive foreign investment company," which could have adverse United States federal income tax consequences to United States shareholders

A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income."  For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business.  For purposes of these tests, income derived from the performance of services does not constitute "passive income."  United States shareholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our current and proposed method of operation, we do not believe that we are, have been or will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income.  Accordingly, we believe that our income from our time chartering activities does not constitute "passive income," and the assets that we own and operate in connection with the production of that income do not constitute assets that produce, or are held for the production of, "passive income."

Although there is no direct legal authority under the PFIC rules addressing our method of operation there is substantial legal authority supporting our position consisting of case law and United States Internal Revenue Service, or the IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes.  However, it should be noted that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC.  Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States shareholders will face adverse United States federal income tax consequences.  Under the PFIC rules, unless those shareholders make an election available under the United States Internal Revenue Code of 1986, as amended, or the Code (which election could itself have adverse consequences for such shareholders, as discussed below under "Taxation"), such shareholders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our Ordinary Shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of our Ordinary Shares.  See "Taxation" for a more comprehensive discussion of the United States federal income tax consequences to United States shareholders if we are treated as a PFIC.

We may have to pay tax on United States source income, which would reduce our earnings

Under the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States, may be subject to a 4% United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the applicable Treasury Regulations promulgated thereunder.

We expect that we and each of our subsidiaries will qualify for this statutory tax exemption and we will take this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to United States federal income tax on our United States source shipping income.  For example, we would no longer qualify for exemption under Section 883 of the Code for a particular taxable year if shareholders with a five percent or greater interest in the our Ordinary Shares owned, in the aggregate, 50% or more of our outstanding Ordinary Shares for more than half the days during the taxable year.  Due to the factual nature of the issues involved, there can be no assurances on our tax-exempt status or that of any of our subsidiaries.

If we or our subsidiaries are not entitled to exemption under Section 883 of the Code for any taxable year, we, or our subsidiaries, could be subject for those years to an effective 42% United States federal income tax on gross shipping income derived during such year that is attributable to the transport of cargoes to or from the United States. The imposition of this tax would have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

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

Investor confidence and the market price of our ordinary shares may be adversely impacted if we are unable to comply with Section 404 of the Sarbanes-Oxley Act of 2002

We are subject to Section 404 of the Sarbanes-Oxley Act of 2002, which requires us to include in our Annual Report on Form 20-F our management's report on, and assessment of the effectiveness of, our internal controls over financial reporting. In addition, our independent registered public accounting firm is required to attest to and report on management's assessment of the effectiveness of our internal controls over financial reporting. If we fail to maintain the adequacy of our internal controls over financial reporting, we will not be in compliance with all of the requirements imposed by Section 404. Any failure to comply with Section 404 could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which ultimately could harm our business and could negatively impact the market price of our common stock.

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

We are engaged primarily in the ownership and operation of oil tankers and oil/bulk/ore, or OBO carriers, which are currently configured to carry dry cargo. We operate oil tankers of two sizes: VLCCs, which are between 200,000 and 320,000 dwt, and Suezmaxes, which are vessels between 120,000 and 170,000 dwt. We operate through subsidiaries and partnerships located in the Bahamas, Bermuda, the Cayman Islands, the Isle of Man, Liberia, Norway, the United Kingdom and Singapore. We are also involved in the charter, purchase and sale of vessels. Since 1996, we have emerged as a leading tanker company within the VLCC and Suezmax size sectors of the market.

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

Vessel Acquisitions, Disposals and Other Significant Transactions

We entered into the following acquisitions and disposals in 2007, 2008 and 2009:

Newbuilding and Option Contracts

As of December 31, 2006, we had eight contracts for the construction of four VLCC newbuildings at Waigaoqiao and four Suezmax newbuildings at Rongsheng. We also had options for the construction of four Suezmax vessels at Rongsheng. In March and April 2007, we exercised our options with Rongsheng for four Suezmax newbuildings. As of December 31, 2007, we had contracts for the construction of four VLCC newbuildings and eight Suezmax newbuildings.

In April 2008, we entered into a contract with Jinhaiwan for the delivery of four VLCC newbuildings. In April 2008, we also secured fixed price options, which were exercised in May 2008, for two similar VLCC newbuildings. As of December 31, 2008, we had contracts for the construction of ten VLCC newbuildings and eight Suezmax newbuildings.

Two of the VLCCs, Front Kathrine and Front Queen, were delivered to us on January 8, 2009 and May 18, 2009, respectively. In the second quarter of 2009, we reached agreements with two shipyards to cancel two VLCC and four Suezmax newbuilding contracts and agreed that the instalments already paid on the cancelled newbuildings be applied to and set off against future payments in the remaining newbuildings. In the third quarter of 2009, we reached agreement with a shipyard whereby the financial exposure of $252 million on two VLCC newbuildings can be limited to the $54 million already paid. At December 31, 2009, we had newbuilding contracts for four Suezmaxes and six VLCCs. Two of the Suezmax newbuildings, Northia and Naticina, were delivered to us on January 5, 2010 and March 9, 2010, respectively.

As of December 31, 2009, installments of $364 million have been paid on the newbuildings. The remaining installments to be paid as of December 31, 2009 for the newbuildings amounted to $428 million, with expected payments of approximately $338 million and $90 million in 2010 and 2011, respectively. Outstanding installments of $428 million were reduced to $344 million following the delivery of Northia and Naticina in January and March 2010, respectively and payments made in 2010 up to March 29. These numbers exclude the payments on the two VLCCs that have a financial exposure that can be limited to the $54 million already paid-in installments.

Acquisitions and Disposals

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

•
In March 2007, the single hull VLCC Front Vanadis was sold and delivered to an unrelated third party in May 2007. Upon delivery, our long-term charterparty contract with Ship Finance was terminated early, and Frontline received a compensation payment in the amount of $13.2 million.

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

•
Additionally, in March 2008, we agreed with Ship Finance to terminate the long term charter party between the companies for the single hull VLCC Front Sabang. Ship Finance simultaneously sold the vessel. We received a compensation payment of approximately $25 million for the early termination of the current charterparty, which was recognized in the second quarter of 2008 at the time of delivery to the new owners.

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

•
In July 2009, we agreed with Ship Finance to terminate the long term charterparty for the single hull VLCC Front Duchess and received a compensation payment of approximately $2.4 million in October 2009.

•
In March 2010, we agreed with Ship Finance to terminate the long term charter party for the single hull VLCC Golden River. The termination of the charter is expected to take place in April 2010 and Ship Finance will make a compensation payment to us of approximately $2.9 million for the early termination of the charter party.

•	In March 2010, we agreed to sell the single hull Suezmax Front Voyager with expected delivery to the buyer in April 2010.

Charters and Redeliveries

In September 2008, we chartered out the Suezmax OBO carriers Front Guider and Front Viewer for a period of five years with commencement of charter early December 2008 and mid April 2009, respectively.

In November 2008, we chartered out the VLCC Front Energy for a three year period with delivery mid November 2008 and the VLCC Front Champion for a period of one year with commencement of charter end November 2008.

In early December 2008, we redelivered Cosglory Lake after a total length of the charterparty of approximately 3.5 years.

In December 2008, we entered into an agreement with Teekay Corporation to commercially combine their Suezmax tankers within the Gemini Pool, the world's largest Suezmax tanker pool. Our vessels entered the pool between January 8 and February 12, 2009.

In December 2008, we chartered out the Suezmax tanker Front Brabant for a three year timecharter with commencement in January 2009.

In January 2009, we entered into an agreement with Shell to charter out the two double hull Suezmax tankers Genmar Phoenix and Genmar Harriet G. on time charter for the remainder of their existing charters in.

In April 2009, we entered into an agreement with the charterer of Front Lady and Front Highness to amend the time charter agreements to bareboat agreements and extend the contracts for one additional year from the single hull phase out date in 2010 to around April 2011 and August 2011, respectively.  The charterers also assumed the drydocking for Front Lady. The vessels will be operated as floating storage units (FSU) and have ceased to trade as regular tankers. The vessels have been renamed "Ticen Ocean" and "Ticen Sun".

In early November and December 2009, we redelivered four of the five Suezmax tankers chartered in from Eiger. We redelivered the final vessel in February 2010.

In November 2009, we did not exercise the purchase options for Front Chief, Front Commander and Front Crown. We have agreed to charter in the three vessels on one year time charters at $29,000 per day.

In November 2009, we entered into an agreement to time charter out the OBO carrier Front Striver for a period of at least five months at a time charter rate of $40,000 per day gross.

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

Establishment and Spin-Off of Sealift Ltd

In January 2007, we established a separate entity named Sealift Ltd, or Sealift, to develop our heavy lift business. Sealift completed a private placement in the amount of $180.0 million and its shares were listed on the Norwegian over-the-counter (OTC) market in January 2007. We invested $60.0 million in the company and following the initial private placement in January we became a 33.3% shareholder. Sealift acquired four single-hull Suezmax vessels from us, which we were obligated to convert to heavy lift vessels for $100.0 million each. Sealift also acquired two Suezmax vessels from us for $38.0 million each and option contracts with a shipyard to convert these two additional Suezmax vessels into heavy lift vessels.  The total consideration for all six vessels acquired by Sealift is $476.0 million, of which $396.0 million was received in cash and $80.0 million in an interest free seller's credit.  $40.0 million of the interest free seller's credit was payable on the delivery of each of the final two converted vessels.  Five of the vessels sold to Sealift were first acquired by Frontline from Ship Finance. We delivered the converted heavy lift vessels to Sealift in May and December 2007 and May and July 2008. The $80.0 million interest free seller's credit was paid in July 2008 and we recorded a gain of $91.0 million in 2008 relating to the delivery of the converted heavylift vessels. We incurred net damages of $1.2 million with respect to the late delivery of the fourth and final converted heavylift vessel.

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

B.  BUSINESS OVERVIEW

As of December 31, 2009, our tanker fleet consisted of 76 vessels.  The fleet consists of 41 VLCCs which are either owned or chartered in, 27 Suezmax tankers which are either owned or chartered in and eight Suezmax OBOs which are chartered in. We also had six VLCC newbuildings and four Suezmax newbuildings on order and five VLCCs under our commercial management.  Two of the Suezmax newbuildings, Northia and Naticina, were delivered to us on January 5, 2010 and March 9, 2010, respectively.

As of December 31, 2009, the fleet that we operate has a total tonnage of approximately 19.2 million dwt, including the 1.5 million dwt under commercial management. Our tanker vessels have an average age of approximately 12 years compared with an estimated industry average of approximately 9 years. We believe that our vessels comply with the most stringent of generally applicable environmental regulations for tankers.

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

The tanker industry is highly cyclical, experiencing volatility in profitability, vessel values and freight rates. Freight rates are strongly influenced by the supply of tanker vessels and the demand for oil transportation. Refer to Item 5 "Operating and Financial Review and Prospects" for a discussion of the tanker market in 2009 and 2010.

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

Frontline decided in August 2009 to establish a ship management company in Singapore. The new company, Sea Team Management Pte. Ltd., will be a complement to the external ship management companies currently offering services to Frontline and is not a change in the Company's outsourcing strategy. However, we would like to strengthen our position towards our service providers to enhance and secure delivery of high quality service at low cost in the future. Sea Team Management Pte Ltd. was certified and received its ISM Document of Compliance by Det Norske Veritas on February 3, 2010 and is as such an approved ship management company. In addition a crewing company was formally opened in Chennai, India, on January 17, 2010.

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

We have newbuilding contracts for six VLCCs and two Suezmaxes as of March 29, 2010.

We continue to evaluate opportunities in the time charter market. On the basis of the strength of the drybulk market when the vessels became available, all of our eight OBO carriers have been fixed on medium to long term charters at an average daily rate of approximately $43,000 and $49,300 in 2009 and 2010, respectively. As of December 31, 2009 approximately 44% of our remaining operating days for our total fleet for 2010 were on fixed time charter and bareboat charter.

Although there has been a trend towards consolidation over the past 15 years, the tanker market remains highly fragmented. We estimate, based on available industry data that we currently own or operate approximately 8% of the world VLCC fleet and 7% of the world Suezmax tanker fleet.  We intend to use our strong operational cash flow together with our available financing to continue the consolidation of the tanker market.  We always look opportunistically for attractive investments and acquisitions and will finance such investments through a combination of debt and equity. Our role in the consolidation of the tanker market may include the acquisition of new vessels and second-hand vessels and we may also engage in business acquisitions and strategic transactions such as marketing joint ventures. In the ordinary course of our business, we engage in the evaluation of potential candidates for acquisitions and strategic transactions.

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

Customers

During the year ended December 31, 2009, we reported total revenue from one customer of $250.1 million, which represented approximately 22% of consolidated operating revenues (2008: one customer, which represented approximately 20% and 2007: one customer, which represented approximately 19%). No other customers represent more than 10% of consolidated operating revenues for the periods presented.

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

Environmental and Other Regulations

Government regulations and laws significantly affect the ownership and operation of our vessels. We are subject to international conventions, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered and compliance with such laws, regulations and other requirements may entail significant expense.

Our vessels are subject to both scheduled and unscheduled inspections by a variety of government, quasi-governmental and private organizations including local port authorities, national authorities, harbor masters or equivalent, classification societies, flag state administrations (countries of registry) and charterers. Our failure to maintain permits, licenses, certificates or other approvals required by some of these entities could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels.

We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards.  We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, additional legislation or regulation applicable to the operation of our vessels that may be implemented in the future could negatively affect our profitability.

International Maritime Organization

The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by ships or the IMO, has adopted several international conventions that regulate the international shipping industry, including the International Convention on Civil Liability for Oil Pollution Damage, the International Convention on Civil Liability for Bunker Oil Pollution Damage, and the International Convention for the Prevention of Pollution from Ships, or the MARPOL Convention. The MARPOL Convention establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms.

The operation of our vessels is also affected by the requirements contained in the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, promulgated by the IMO under the International Convention for the Safety of Life at Sea, or SOLAS. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We intend to rely upon the safety management system that our appointed ship managers have developed.

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

The following table summarizes the impact of such regulations on the Company's single hull (SH) and double sided (DS) tankers:

Vessel Name	Vessel type	Vessel Category	Year Built	IMO phase out	Flag state Exemption

Front Voyager(1)	Suezmax	SH	1992	2010	2015
Edinburgh(2)	VLCC	DS	1993	2018	n/a
Front Ace(2)	VLCC	SH	1993	2010	2015
Front Duke(2)	VLCC	SH	1992	2010	2015
Ticen Sun(2)	VLCC	SH	1991	2010	2015
Ticen Ocean(2)	VLCC	SH	1991	2010	2015
Golden River (2)(3)	VLCC	SH	1991	2010	2015

(1)	A Memorandum of Agreement, dated March 15, 2010, has been signed regarding the sale of this vessel. Delivery to the buyers is expected in the first half of April 2010.

(2)	Vessel chartered in from Ship Finance and not consolidated after March 31, 2007.

(3)	Agreement reached in March 2010 regarding termination of the lease. Termination expected to be April 2010.

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

The flag state may also exempt an oil tanker of 600 dwt and above carrying HGO as cargo if the ship is either engaged in voyages exclusively within an area under its jurisdiction, or is engaged in voyages exclusively within an area under the jurisdiction of another party, provided the party within whose jurisdiction the ship will be operating agrees. The same applies to vessels operating as floating storage units of HGO.

Any port state, however, can deny entry of single hull tankers carrying HGO which have been allowed to continue operation under the exemptions mentioned above, into the ports or offshore terminals under its jurisdiction, or deny ship-to-ship transfer of HGO in areas under its jurisdiction except when this is necessary for the purpose of securing the safety of a ship or saving life at sea.

Noncompliance with the ISM Code or with other IMO regulations may subject a shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports including United States and European Union Ports.

United States

The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990, or OPA, is an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, imposes liability for cleanup and natural resource damage from the release of hazardous substances (other than oil) whether on land or at sea. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners, operators and bareboat charterers are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels.OPA limits the liability of responsible parties with respect to tankers over 3,000 gross tons to the greater of $3,000 per gross tons or $22.0 million per single hull tanker, and $1,900 per gross ton or $16.0 million per double hull tanker, respectively, and permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries. Some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, however, in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other vessel.

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

Other U.S. Environmental Initiatives

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. Furthermore, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

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

European Union

The European Union has adopted legislation that would: (1) ban manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. In addition, European Union regulations enacted in 2003 now prohibit all single hull tankers from entering into its ports or offshore terminals

Greenhouse Gas Regulation

The IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. Any passage of climate control legislation or other regulatory initiatives by the IMO, EU, the U.S. or other countries where we operate that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security including the U.S. Maritime Transportation Security Act of 2002, or MTSA, amendments to SOLAS and a requirement that any vessel trading internationally obtain an International Ship Security Certificate from a recognized security organization approved by the vessel's flag state. We believe that our fleet is currently in compliance with applicable security requirements.

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

Our protection and indemnity insurance, or P&I insurance, covers third-party liabilities and other related expenses from, among other things, injury or death of crew, passengers and other third parties, claims arising from collisions, damage to cargo and other third-party property and pollution arising from oil or other substances. Our current P&I insurance coverage for pollution is the maximum commercially available amount of $1.0 billion per tanker per incident and is provided by mutual protection and indemnity associations. Each of the vessels currently in our fleet is entered in a protection and indemnity association which is a member of the International Group of Protection and Indemnity Mutual Assurance Associations. The 13 protection and indemnity associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each protection and indemnity association has capped its exposure to this pooling agreement at $4.3 billion. As a member of protection and indemnity associations, which are, in turn, members of the International Group, we are subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations and members of the pool of protection and indemnity associations comprising the International Group.

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

D.  PROPERTY, PLANTS AND EQUIPMENT

The Company's Vessels

The following table sets forth the fleet that we operated as of December 31, 2009 (including contracted newbuildings not yet delivered):

Vessel	Built	Approximate Dwt.	Construction	Flag	Type of Employment

Tonnage Owned Directly

VLCCs
Antares Voyager	1998	310,000	Double-hull	BA	Bareboat charter
Phoenix Voyager	1999	308,500	Double-hull	BA	Bareboat charter
British Pioneer	1999	307,000	Double-hull	IoM	Bareboat charter
Front Shanghai	2006	298,500	Double-hull	HK	Spot market
Front Kathrine	2009	297,974	Double-hull	MI	Spot market
Front Queen	2009	297,000	Double-hull	MI	Time charter
Hull 2419 (Newbuilding)	2010	297,000	Double-hull	n/a	n/a
Hull 2420 (Newbuilding)	2010	297,000	Double-hull	n/a	n/a
Hull J0025 (Newbuilding)	2011	320,000	Double-hull	n/a	n/a
Hull J0026 (Newbuilding)	2011	320,000	Double-hull	n/a	n/a
Hull J0027 (Newbuilding)	2012	320,000	Double-hull	n/a	n/a
Hull J0028 (Newbuilding)	2012	320,000	Double-hull	n/a	n/a

Suezmax Tankers
Front Voyager (1)	1992	155,000	Single-hull	BA	Spot market
Front Fighter	1994	147,048	Double-hull	MI	Spot market
Front Hunter	1996	146,286	Double-hull	MI	Spot market
Front Alfa	1993	150,038	Double-hull	MI	Time charter
Front Beta	1992	135,915	Double-hull	MI	Time charter
Front Delta	1993	136,055	Double-hull	MI	Time charter
Cygnus Voyager	1993	157,000	Double-hull	BA	Bareboat charter
Altair Voyager	1993	136,000	Double-hull	BA	Bareboat charter
Sirius Voyager	1994	156,000	Double-hull	BA	Bareboat charter
Hull 1017 (Newbuilding) (2)	2009	156,000	Double-hull	n/a	n/a
Hull 1018 (Newbuilding)	2009	156,000	Double-hull	n/a	n/a
Hull 1019 (Newbuilding) (3)	2009	156,000	Double-hull	n/a	n/a
Hull 1026 (Newbuilding)	2010	156,000	Double-hull	n/a	n/a

Tonnage Chartered in from Ship Finance

VLCCs
Ticen Sun	1991	284,000	Single-hull	SG	Bareboat charter
Ticen Ocean	1991	284,000	Single-hull	SG	Bareboat charter
Golden River (4)	1991	284,000	Single-hull	SG	Time charter
Front Duke	1992	284,000	Single-hull	SG	Time charter
Edinburgh	1993	302,000	Double-side	LIB	Spot market
Front Ace	1993	276,000	Single-hull	LIB	Time charter
Front Vanguard	1998	300,000	Double-hull	MI	Spot market
Front Century	1998	311,000	Double-hull	MI	Time charter
Front Champion	1998	311,000	Double-hull	BA	Time charter
Front Vista (5)	1998	300,000	Double-hull	MI	Spot market
Front Comanche	1999	300,000	Double-hull	FRA	Time charter
Golden Victory	1999	300,000	Double-hull	MI	Time charter
Front Circassia	1999	306,000	Double-hull	MI	Spot market
Front Opalia	1999	302,000	Double-hull	MI	Spot market
Ocana	1999	300,000	Double-hull	IoM	Bareboat charter
Front Scilla	2000	303,000	Double-hull	MI	Spot market
Oliva	2001	299,000	Double-hull	IoM	Bareboat charter
Front Serenade	2002	299,000	Double-hull	LIB	Time charter
Otina	2002	298,000	Double-hull	IoM	Bareboat charter
Ondina	2002	299,000	Double-hull	IoM	Bareboat charter
Front Falcon	2002	309,000	Double-hull	BA	Spot market
Front Page	2002	299,000	Double-hull	LIB	Time charter
Front Energy	2004	305,000	Double-hull	CYP	Time charter
Front Force	2004	305,000	Double-hull	CYP	Spot market

Suezmax OBO Carriers
Front Breaker	1991	169,000	Double-hull	MI	Time charter
Front Climber	1991	169,000	Double-hull	SG	Time charter
Front Driver	1991	169,000	Double-hull	MI	Time charter
Front Guider	1991	169,000	Double-hull	SG	Time charter
Front Leader	1991	169,000	Double-hull	SG	Time charter
Front Rider	1992	169,000	Double-hull	SG	Time charter
Front Striver	1992	169,000	Double-hull	SG	Time charter
Front Viewer	1992	169,000	Double-hull	SG	Time charter

Suezmax Tankers
Front Pride	1993	150,000	Double-hull	NIS	Spot market
Front Glory	1995	150,000	Double-hull	NIS	Spot market
Front Splendour	1995	150,000	Double-hull	NIS	Spot market
Front Ardenne	1997	150,000	Double-hull	NIS	Spot market
Front Brabant	1998	150,000	Double-hull	NIS	Time charter
Mindanao	1998	150,000	Double-hull	SG	Spot market

Tonnage Chartered in from Third Parties

VLCCs
Front Chief	1999	311,000	Double-hull	BA	Spot market
Front Commander	1999	311,000	Double-hull	BA	Spot market
Front Crown	1999	311,000	Double-hull	BA	Spot market
British Pride	2000	307,000	Double-hull	IoM	Bareboat charter
British Progress (6)	2000	307,000	Double-hull	IoM	Bareboat charter
British Purpose	2000	307,000	Double-hull	IoM	Bareboat charter
Front Tina	2000	299,000	Double-hull	LIB	Spot market
Front Commodore	2000	299,000	Double-hull	LIB	Time charter
Front Eagle	2002	309,000	Double-hull	BA	Spot market
Hampstead	1996	298,000	Double-hull	IoM	Time charter
Kensington	1995	298,000	Double-hull	IoM	Time charter

Suezmax Tankers
Front Warrior	1998	153,000	Double-hull	BA	Spot market
Front Melody	2001	150,000	Double-hull	LIB	Spot market
Front Symphony	2001	150,000	Double-hull	LIB	Time charter
Nordic Apollo (7)	2003	149,997	Double-hull	MI	Spot market
Nordic Discovery (7)	1998	149,999	Double-hull	NIS	Spot market
Nordic Fighter (7)	1998	149,999	Double-hull	NIS	Spot market
Nordic Hawk (7)	1997	151,475	Double-hull	BA	Spot market
Nordic Hunter (7)	1997	151,400	Double-hull	BA	Spot market
Nordic Saturn (7)	1998	157,332	Double-hull	MI	Spot market
Nordic Sprite (7)	1999	147,188	Double-hull	NIS	Spot market
Nordic Mistral (7)	2002	164,236	Double-hull	MI	Spot market
Genmar Harriet G	2006	149,999	Double-hull	MI	Spot market

VLCCs
Mayfair	1995	298,405	Double-hull	MI	Time charter
Camden	1995	298,306	Double-hull	MI	Time charter
Songa Chelsea	1995	298,432	Double-hull	MI	Spot market
Songa Julie	2000	299,089	Double-hull	MI	Spot market
Universal Queen	2005	309,373	Double-hull	PAN	Spot market

(1)	A Memorandum of Agreement, dated March 15, 2010, has been signed regarding the sale of this vessel. Delivery to the buyers is expected in the first half of April 2010.

(2)	Newbuilding (named Northia) was delivered in January 2010.

(3)	Newbuilding (named Naticina) was delivered in March 2010.

(4)	Agreement reached in March 2010 regarding termination of the lease. Termination expected to be April 2010.

(5)	Vessel was purchased from Ship Finance in February 2010 and simultaneously sold.

(6)	Vessel was sold to a majority owned subsidiary in January 2010.

(7)	Vessel is chartered in on a floating time charter.

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

As of December 31, 2009, our tanker fleet consisted of 76 vessels.  The fleet consists of 41 VLCCs which are either owned or chartered in, 27 Suezmax tankers which are either owned or chartered in and eight Suezmax OBOs which are chartered in. We also had six VLCC newbuildings and four Suezmax newbuildings on order and five VLCCs under our commercial management.  Two of the Suezmax newbuildings, Northia and Naticina, were delivered to us on January 5, 2010 and March 9, 2010, respectively.

A full fleet list is provided in Item 4.D. "Information on the Company" showing the vessels that we currently own and charter in.

Fleet Changes

Refer to Item 4 for discussion on acquisitions and disposals of vessels. A summary of our fleet changes for the years ended December 31, 2009, 2008 and 2007 is as follows:

	2009	2008	2007
VLCCs
At start of period	40	42	41
Acquisitions	2	—	2
Dispositions	(1)	(2)	(1)
At end of period	41	40	42

Suezmax
At start of period	29	16	23
Acquisitions	—	5	—
Dispositions	—	(3)	(7)
Chartered In	(2)	11	—
At end of period	27	29	16

Suezmax OBOs
At start and end of period	8	8	8

Aframax
At start of period	—	—	1
Acquisitions	—	—	—
Dispositions	—	—	(1)
At end of period	—	—	—

Total fleet
At start of period	77	66	73
Acquisitions	2	5	2
Dispositions	(1)	(5)	(9)
Chartered In	(2)	11	—
At end of period	76	77	66

Summary of Fleet Employment

As discussed below, our vessels are operated under time charters, bareboat charters, voyage charters, pool arrangements and COAs.

	As of December 31,
	2009		2008		2007
	Number of vessels	Percentage of fleet	Number of vessels	Percentage of fleet	Number of vessels	Percentage of fleet
VLCCs
Spot or pool	15	37%	15	38%	17	40%
Time charter	14	34%	15	38%	15	36%
Bareboat charter	12	29%	10	25%	10	24%
Total	41	100%	40	100%	42	100%

Suezmax
Spot or pool	19	70%	21	73%	12	75%
Time charter	5	19%	5	17%	1	6%
Bareboat charter	3	11%	3	10%	3	19%
Total	27	100%	29	100%	16	100%

Suezmax OBOs
Time charter	8	100%	8	100%	8	100%
Total	8	100%	8	100%	8	100%

Total fleet
Spot or pool	34	45%	36	47%	29	44%
Time charter	27	35%	28	36%	24	36%
Bareboat charter	15	20%	13	17%	13	20%
Total	76	100%	77	100%	66	100%

Market Overview and Trend Information

According to industry sources, the average TCE rate for a modern VLCC in the first quarter of 2009 was $55,400/day, ranging between $83,000/day in January to $36,500/day at the end of March. For the second, third and fourth quarter, the average TCE rate was $27,700/day, $23,400/day and $39,500/day, respectively. For the full year, the average TCE rate was $36,500/day.

The tanker market began the year rather strongly, as the world economic downturn did not have a significant effect on tanker rates. The demand for oil remained high and the supply of tonnage remained tight. In addition, primarily due to "contango" in the oil markets, some 45 to 50 VLCCs on average throughout this period were employed in storage of oil.  This, in conjunction with weak fleet growth for 2008 and the first quarter of 2009, positioned owners for increased rates. However, significant factors, such as projections of reduced global oil demand and a high and steady influx of new tonnage, inevitably tended to have a countervailing negative impact.

Transport distances fell sharply in the first half of the year but recovered substantially throughout the second half due to China's large crude oil importing program and build up of reserves. Industry sources estimate that 2009 experienced a reduction of 4.3% in total tanker ton-mile demand compared with 2008. In contrast, the fourth quarter remained relatively steady (-0.1%) year-on-year. Storage was at the level of the first half of the year, but oil demand decreased and newbuilding deliveries began to increase in frequency. Removals from the fleet were below expectations, but fleet growth should slow down as the 2010 phase out deadline for single hull vessels approaches. Delays in the Turkish straits increased towards the end of the year with approximately 6 to 7 days waiting time through the Bosporus and Dardanelles through much of November and all of December. Port strikes in Fos and Lavera also contributed to a tightening tonnage supply.

Global oil demand remains the most important driver for ton-mile demand, and as oil demand decreased by 1.5% in 2009, ton-miles subsequently dropped by about 4.3%. However, the average transportation distance is increasing year-on-year as China and India are enhancing their West Africa and Central and South American crude programs. Furthermore, expected increased trade volume between the Persian Gulf and the U.S. should also help boost the 2010 ton-mile demand, which industry sources currently estimate at approximately 7% larger than in 2009.

The dry bulk shipping market opened 2009 in a highly depressed state. After the all-time high of $234,000 per day for spot earnings for a capsize vessel in June 2008, the spot market declined by more than 99% in just six months.  However, the dramatic fall of the costs of transportation and of commodity prices in general served as incentives for the rapidly growing Chinese economy to secure raw materials at considerably lower delivered cost than that which had been experienced in recent years.

Global steel production fell by 110 million mt during 2009 while China's steel production rose by 67 million mt. China's iron ore imports increased by 187 million mt, or 41%.  In addition, the dry bulk market was unexpectedly bolstered by strong Chinese coal imports. China is the biggest coal producer in the world and has traditionally been a net exporter, but, in 2009, China suddenly became a substantial net importer.

The supply of new drybulk vessels entering the market remains a concern. Due to delays and cancellations, actual deliveries fell about 40% short of expectations. As a consequence, the utilization of the dry bulk fleet from the second quarter onward exceeded 90%, and spot earnings as well as the period time charter market outperformed expectations.

The average spot rate for a Capesize bulker in 2009 was $42,650 per day, representing a 60% decrease from 2008, though still high from a historic perspective.

According to the February 2010 report from the International Energy Agency, or "IEA", average OPEC production is estimated at 28.7 million barrels per day in 2009. The expected 2010 OPEC production output figure has not yet been published by the IEA.  However, the IEA estimates a production figure of 29.1 million barrels per day for January 2010, which is equivalent to their production output in January 2009.

The IEA further estimates that the average world oil demand was 84.9 million barrels per day in 2009, which represents a decrease of 1.5% or 1.3 million barrels per day from 2008. For 2010, the world oil demand is estimated at 86.5 million barrels per day, representing an increase of 1.8% or 1.6 million barrels per day from 2009.

Throughout 2009, the oil majors continued to discriminate against single hull tankers. An increasing number of port and flag states also announced their reluctance to accept such vessels beginning in January 2010. Subsequently, the market for these vessels has started to diminish, leaving only a few areas in East Asia where they are still allowed to trade.

The bunker (vessel fuel oil) market followed movements in the oil market closely in 2009. The average bunker price in Fujairah was approximately $370/mt, which represents a decrease of $137/mt from 2008. The prices ranged from a low of $226/mt in the middle of March to a high of $485/mt at the end of December.

According to the 'World Economic Outlook - Update' published by The International Monetary Fund, or "IMF", in January 2010, World Output, or GDP, decreased 0.8% in 2009, which was a substantial downward shift compared to the 2009 3% growth estimate as reported in October 2008. For 2010 and 2011, however, the IMF forecasts World GDP growth of 3.9% and 4.3%, respectively.

Furthermore, the IMF reported a U.S. GDP decrease of 2.5% for 2009, down from the 2008 increase of 0.4%. It is, however, estimated that U.S. GDP will increase by 2.7% in 2010.

While the Euro area (Germany, France, Italy and Spain) and Japan both experienced a decrease in GDP throughout 2009 of 3.9% and 5.3%, respectively, they are also expected to report GDP growth for both 2010 and 2011.

The emerging and developing economies increased their GDP by 2% for 2009, which represents a decrease from their 2008 growth of 6%. Current estimates, however, estimate a healthier economy in the next four years with a predicted growth rate of approximately 6% for 2010 and 2011, according to the IMF.

China reported figures consistent with expectations. After an unprecedented domestic industry build-up, China's GDP increased by 8.7% throughout 2009. While this represents a small decrease in growth relative to the 9.6% growth experienced in 2008, the IMF has forecast GDP growth of about 10% for 2010 and 2011.

The total VLCC fleet increased by approximately 8% in 2009 to 529 vessels. Throughout the year, a total of 54 new vessels were delivered to owners and 12 new orders were placed. The total order book consisted of 178 vessels at the end of the year, representing approximately 34% of the existing fleet.

The total Suezmax fleet increased by approximately 13% in 2009 to 393 vessels. Throughout the year, a total of 46 new vessels were delivered to owners and 24 new orders were placed. The total order book consisted of 134 vessels at the end of the year, which represented approximately 34% of the existing fleet.

Throughout 2010, it is estimated that 67 VLCCs and 62 Suezmaxes will enter the market, including 20 and 24, respectively, in the first quarter. This substantial amount of new tonnage will be cushioned, to some extent, by the expected phase-out program of single hull vessels which, at the end of 2009, consisted of 84 VLCCs and 33 Suezmaxes. Finally, to help mitigate the future influx of vessels, we expect further changes to orders such as cancellations, delays and deferrals.

Accounting Changes

Following the dividend of most of our remaining interest in Ship Finance on March 22, 2007, we re-evaluated the basis of our consolidation of Ship Finance under FIN 46(R) (codified in ASC 810) and determined that consolidation of Ship Finance and its subsidiaries was no longer appropriate and that the vessels chartered in from Ship Finance should be accounted for as assets held under capital leases. A summary of the major changes to the financial statements is as follows;

•	Vessels leased from Ship Finance, which were previously reported as wholly owned are reported as vessels held under capital lease.

•	Capital lease obligations with Ship Finance, which were previously eliminated on consolidation are reported as liabilities with the related interest recorded in the income statement.

•	Debt incurred by Ship Finance, which was previously reported as debt of the Company is no longer reported.

•	Derivative instruments held by Ship Finance are no longer reported.

•	Noncontrolling interest expense relating to Ship Finance is no longer reported.

•	Profit share expense relating to amounts due to Ship Finance is shown in the income statement.

•	Results from Ship Finance's container ships, jack-up rigs and Panamax vessels are no longer reported in the Company's consolidated results.

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

On July 1, 2009, the Company effected a change in estimate related to the estimated scrap rate for all of its owned vessels and for leased vessels where the Company has an interest in the residual value. The scrap rate was amended from an average of $222 per lightweight tonne to $281 per lightweight tonne for VLCCs and from an average of $378 per lightweight tonne to $281 per lightweight tonne for Suezmaxes. The resulting change in salvage values has been applied prospectively and reduced depreciation by approximately $0.1 million for the six months ended December 31, 2009. This change also resulted in an increase in net income of approximately $0.1 million with no impact in earnings per share for the year ended December 31, 2009. The Company's assumptions used in the determination of estimated salvage value took into account then current scrap prices, the historic pattern of scrap rates over the ten years ended December 31, 2008, estimated changes in future market demand for scrap steel and estimated future demand for vessels. Management believes that $281 per lightweight tonne is a reasonable estimate of future scrap prices, taking into consideration the cyclicality of the nature of future demand for scrap steel. Although management believes that the assumptions used to determine the scrap rate are reasonable and appropriate, such assumptions are highly subjective, in part, because of the cyclicality of the nature of future demand for scrap steel.

Vessel Impairment

The carrying values of the Company's vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical. The carrying amounts of vessels held and used by the Company are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not be fully recoverable. In such instances, an impairment charge would be recognized if the estimate of the undiscounted future cash flows expected to result from the use of the vessel and its eventual disposition is less than the vessel's carrying amount. This assessment is made at the individual vessel level as separately identifiable cash flow information for each vessel is available.

In developing estimates of future cash flows, the Company must make assumptions about future charter rates, ship operating expenses, and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective.

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

As of December 31, 2009, 2008 and 2007, 34, 36 and 29, respectively, of our vessels operated in the voyage charter market. The tanker industry has historically been highly cyclical, experiencing volatility in profitability, vessel values and freight rates. In particular, freight and charter rates are strongly influenced by the supply of tanker vessels and the demand for oil transportation services.

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

Inflation

Although inflation has had a moderate impact on our vessel operating expenses and corporate overheads, management does not consider inflation to be a significant risk to direct costs in the current and foreseeable economic environment. It is anticipated that insurance costs, which have risen over the last three years, may well continue to rise moderately over the next few years. Oil transportation is a specialized area and the number of vessels is increasing. There will therefore be an increased demand for qualified crew and this has and will continue to put inflationary pressure on crew costs. However, in a shipping downturn, costs subject to inflation can usually be controlled because shipping companies typically monitor costs to preserve liquidity and encourage suppliers and service providers to lower rates and prices in the event of a downturn.

Year ended December 31, 2009 compared with the year ended December 31, 2008

Total operating revenues and voyage expenses and commission

			Change
(in thousands of $)	2009	2008	$	%
Voyage charter revenues	565,331	1,425,968	(860,637)	(60.3)
Time charter revenues	486,361	602,980	(116,619)	(19.3)
Bareboat charter revenues	64,526	57,152	7,374	12.9
Other income	17,068	17,918	(850)	(4.7)
Total operating revenues	1,133,286	2,104,018	(970,732)	(46.1)

Total operating revenues decreased in 2009, as compared to 2008, primarily due to significant decreases in voyage and time charter revenues.

Voyage charter revenues decreased mainly due to the following reasons:

•
The average TCE rates for double hull VLCCs and double hull Suezmaxes decreased from approximately $90,000 and $58,400, respectively, in 2008 to approximately $38,000 and $23,200, respectively, in 2009.

•
The average TCE rates for single hull VLCCs and single hull Suezmaxes decreased from approximately $40,500 and $39,900, respectively, in 2008 to approximately $23,800 and $9,100, respectively, in 2009.

•	The lease on a single hull VLCC, Front Duchess, was terminated in September 2009 resulting in a decrease in voyage charter revenues of $14.4 million compared with 2008.

•
Demurrage income was lower in 2009 than in the prior year, resulting in a $82.2 million reduction in voyage charter revenues. These rates are determined by the market rates which were also lower in the year.

•	Revenues generated from relets were $69.2 million lower in 2009. This was largely matched by a $68.9 million reduction in voyage expenses in the year.

·	A decrease in trading days in 2009 due mainly to the redelivery of a vessel chartered in for 2008, which reduced income by $52.6 million, and the transfer of three double hull VLCCs and one double hull Suezmax to time charters from voyage charters for the majority of 2009. There was a reduction of $166.5 million in voyage charter revenues for these vessels.

·
Eighteen double hull Suezmax vessels entered the Gemini Pool during the first quarter of the year. Earnings on the vessels traded in the pool were $277.3 million lower in 2009 than in 2008 as a result of the weaker spot market.

Time charter revenues decreased mainly due to the following reasons:

•	Six OBOs were drydocked in the year compared with one in 2008. As a result these vessels incurred much larger periods of offhire, which reduced income by $7.9 million.

•
Two single hull VLCCs, Front Sabang and Front Duchess, did not trade on time charter in 2009 decreasing revenue by $6.2 million. Two other vessels were transferred onto bareboat charters from time charters. The impact on revenue was a decrease of $37.5 million from the prior year. Two other vessels were chartered out at rates linked to the Baltic Exchange Index which fell in 2009 from 2008, resulting in reported revenues decreasing by $17.0 million.

•	Six double hull VLCCs are chartered out under floating rate time charters. In 2009, revenues from these vessels was $121.4 million lower than 2008.

•	Movement of double hull VLCCs between spot and time charters gave rise to a $20.7 million increase in time charter revenues in 2009 on 2008.

These items were partially offset by an increase in double hull Suemax trading days compared to 2008. This is due to three of the Suezmax double hull vessels purchased midway through 2008 operating for the whole of 2009 resulting in increased revenues of $21.2 million. In addition, two vessels that had traded in the spot market moved to time charters, increasing income by $15.9 million.

Bareboat revenues increased during the year after two single hull VLCCs were chartered out on long term bareboat agreements during the year.

The decrease in administrative income in 2009 is mainly due to a decrease in income earned from supervising the newbuilding projects of related parties and a decrease in commercial management commissions, which were partially offset by cost recharges to various related parties.

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

(in $ per day)	2009	2008	2007	2006	2005
VLCC	38,300	74,500	45,700	56,800	57,400
Suezmax	25,300	55,200	33,000	37,800	40,300
Suezmax OBO	43,000	43,500	39,700	31,700	34,900

 Gain on sale of assets

			Change
(in thousands of $)	2009	2008	$	%
Gain on sale of assets	3,061	142,293	(139,232)	(97.8)

The gain on sale of assets in 2009 comprises a gain resulting from the termination of the long-term charterparty agreement for Front Duchess.

The gain on sale of assets in 2008 comprises gains of $17.1 million and $24.8 million resulting from the termination of the long-term charterparty agreements for Front Maple and Front Sabang respectively. Also included in the gain on sale of assets are gains of $26.0 million and $26.4 million relating to the delivery of two completed heavy lift conversions, the Front Comor and Front Traveller, respectively. Upon delivery of these final two vessels a further $38.6 million was recognized on the gain on the sale of the heavylift vessels. A further gain of $9.4 million was recognized on the sale of the Front Comor and Front Traveller mid-sections.

Ship operating expenses

			Change
(in thousands of $)	2009	2008	$	%
VLCC	124,357	141,565	(17,208)	(12.2)
Suezmax	49,980	45,210	4,770	10.6
Suezmax OBO	32,044	26,991	5,053	18.7
Total ship operating expenses	206,381	213,766	(7,385)	(3.5)

Ship operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, drydockings, lubricating oils and insurance.

VLCC operating costs have decreased mainly due to the following reasons:

•
Eight double hull and one single hull vessel were drydocked in 2009 compared with six double hull and three single hull vessels in 2008. Drydocking expenditure in 2009 was $14.6 million lower than in 2008 due to fewer single hull vessels being drydocked and more vessels being drydocked in China, which proved to be cost effective.

•	Two single hull vessels were delivered onto bareboat charters in April and May 2009. Operating costs incurred on these vessels was $7.0 million lower in 2009 when compared to 2008.

•
The Front Sabang which had previously reported operating expenditure in 2008 but was sold in the first half of the year led to a decrease of $1.3 million in 2009. The Front Duchess was sold in 2009 and resulted in decreased operating expenditure of $1.7 million.

These items were partially offset by two newbuilding double hull VLCCs, which were completed and delivered during 2009 resulting in additional operating costs of $4.4 million compared to 2008 and an increase in crew costs on the VLCCs contributed of $3.0 million compared to 2008.

Suezmax operating costs have increased mainly due to the following:

•	One double hull Suezmax was drydocked in 2009 compared with three double hull Suezmaxes in 2008, which resulted in a decrease of $4.6 million in drydocking expenses.

•
Operating expenditure for single hull Suezmax vessels for the whole of 2009 related to one single hull Suezmax. As a result of the disposal of other single hull Suezmaxes in the prior year, operating expenditure fell by $1.7 million.

•
Five double hull Suezmax vessels were acquired and delivered during the period from June to August 2008 and consequently a full year of operating expenditure was incurred in 2009 resulting in an increase of $10.0 million.

OBO operating costs have increased mainly due to drydocking costs. Six OBOs were drydocked in 2009, compared with one in 2008, resulting in increased drydocking costs of $4.2 million.

Profit share expense

			Change
(in thousands of $)	2009	2008	$	%
Profit share expense	33,018	110,962	(77,944)	(70.2)

Profit share expense relates to the vessels leased from Ship Finance and is calculated as 20% of TCE in excess of daily base charter hire.

Charterhire expenses

			Change
(in thousands of $)	2009	2008	$	%
Charterhire expenses	169,503	220,170	(50,667)	(23.0)

Number of vessels chartered in and accounted for as operating leases:	2009	2008
VLCC	2	4
Suezmax	15	14
Total	17	18

Charterhire expenses decreased in 2009 following the redelivery of two VLCCs and two Suezmaxes during 2008 and due to a fall in rates for the vessels chartered in on floating rates and profit share basis. In 2009, an additional three Suezmaxes were chartered in under floating rate charters, bringing the total under such agreements to nine during 2009. Two vessels (2008: two) are chartered in on a profit share basis.

Administrative expenses

			Change
(in thousands of $)	2009	2008	$	%
Administrative expenses	30,647	35,226	(4,579)	(13.0)

The decrease in administrative expenses during 2009 was mainly due to a $1.3 million reduction in stock compensation, a $1.0 million reduction in personnel costs due mainly to a decrease in the number of staff and a $1.8 million reduction in consultancy, audit and other professional costs, which were partially offset by a $0.7 million increase in newbuilding supervision expenses.

Interest income

			Change
(in thousands of $)	2009	2008	$	%
Interest income	22,969	41,204	(18,235)	(44.3)

Interest income has decreased primarily as a result of a decrease in average cash balances held during the year resulting from increased investments and lower cash generated from operations as a result of the weaker market.

Interest expense

			Change
(in thousands of $)	2009	2008	$	%
Interest expense	160,988	183,925	(22,937)	(12.5)

Interest expense has decreased in 2009 mainly as a result of lower capital lease interest on the vessels leased from Ship Finance due to the decreasing capital lease balances outstanding and one fewer vessel being leased during 2009. In addition, the capital lease interest expense on the vessels in the ITCL group decreased due to one fewer vessel being leased during 2009 and the effect of foreign exchange.

Equity earnings of unconsolidated subsidiaries and associated companies

			Change
(in thousands of $)	2009	2008	$		%
Share of results of associated companies	(544)	(901)		(357)	(39.6)

As of December 31, 2009, we account for four investees (2008: five) under the equity method.

Other

			Change
(in thousands of $)	2009	2008	$	%
Foreign currency exchange (losses) gains	(346)	1,565	(1,911)	(122.1)
Mark to market of derivatives	-	(17,399)	17,399	100.0
Impairment of securities	-	(25,134)	25,134	100.0
Dividends received	3,087	1,522	1,565	102.8
Loss on sale of securities	-	(221)	221	100.0
Other non-operating items, net	1,545	34,043	(32,498)	(95.5)

There were no derivative transactions during 2009. The unfavorable movement in mark to market of derivatives in 2008 relates primarily to the forward contracts and total return swap in relation to the purchase and sale of securities in Overseas Shipholding Group Inc. ("OSG") totaling $15.0 million. The remaining loss in 2008 relates to losses on forward freight contracts.

Impairment of securities in 2008 relates to the other-than-temporary impairment recorded against securities held in OSG. The securities were written down to fair value of $59.3 million as of December 31, 2008 resulting in an impairment loss of $25.1 million.

The loss on sale of securities in 2008 relates to the disposal of securities in OSG.

Other non operating items, net in 2008 is primarily due to a gain of $16.6 million following settlement by Bocimar of a legal case and a $18.0 million gain on the partial spin-off of ITCL.

Net income attributable to noncontrolling interest

			Change
(in thousands of $)	2009	2008	$	%
Net income attributable to noncontrolling interest	2,771	2,184	587	26.9

In 2009 and 2008, net income attributable to noncontrolling interest represents the 17.53% interest not owned by Frontline in the net income of ITCL from February 2008.

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

The gain on sale of assets in 2008 comprises gains of $17.1 million and $24.8 million resulting from the termination of the long-term charterparty agreements for Front Maple and Front Sabang respectively. Also included in the gain on sale of assets are gains of $26.0 million and $26.4 million relating to the delivery of two completed heavy lift conversions, the Front Comor and Front Traveller, respectively. Upon delivery of these final two vessels a further $38.6 million was recognized on the gain on the sale of the heavylift vessels. A further gain of $9.4 million was recognized on the sale of the Front Comor and Front Traveller mid-sections.

The gain on sale of assets in 2007 comprises gains of $21.3 million and $6.2 million from the sale of the single hull vessels Front Transporter and Front Horizon, respectively, a gain of $60.7 million from the delivery of two converted heavylift vessels and gains of $13.3 million and $16.6 million resulting from the termination of the long-term charterparty agreements for Front Vanadis and Front Birch, respectively.

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

Charterhire expenses

			Change
(in thousands of $)	2008	2007	$	%
Charterhire expenses	220,170	56,868	163,302	287.2

Number of vessels chartered in and accounted for as operating leases:	2008	2007
VLCC	4	3
Suezmax	14	6
Total	18	9

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

Equity earnings of unconsolidated subsidiaries and associated companies

			Change
(in thousands of $)	2008	2007	$	%
Share of results of associated companies	(901)	573	(1,474)	(257.2)

As of December 31, 2008, we account for five investees (2007: five) under the equity method.  The decrease in share of results of associated companies is primarily due to the disposal of International Maritime Exchange ASA, or IMAREX, in 2007 and a write-down of the investment in Front Tobago Shipping Corporation.

Other

			Change
(in thousands of $)	2008	2007	$	%
Foreign currency exchange gains	1,565	3,312	(1,747)	(52.8)
Mark to market of derivatives	(17,399)	3,530	(20,929)	(592.9)
Impairment of securities	(25,134)	-	(25,134)	-
Dividends received	1,522	533	989	185.6
(Loss) gain on sale of securities	(221)	122,120	(122,341)	(100.2)
Other non-operating items, net	34,043	4,951	29,092	587.6

The unfavorable movement in mark to market of derivatives relates primarily to the forward contracts and total return swap in relation to the purchase and sale of securities in OSG totaling $15.0 million. The remaining loss in 2008 relates to losses on forward freight contracts.

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

Net income attributable to noncontrolling interest

			Change
(in thousands of $)	2008	2007	$	%
Net income attributable to noncontrolling interest	2,184	22,162	(19,978)	(90.2)

In 2008, net income attributable to noncontrolling interest represents the 17.53% interest in the net income of ITCL from February 2008. The net income attributable to noncontrolling interest in 2007 represents majority investors' 88.9% interests in the net income of Ship Finance for the first quarter. There is no net income attributable to noncontrolling interest expense after March 31, 2007 as we no longer consolidate the results of Ship Finance.

Gain on issuance of shares by associate

			Change
(in thousands of $)	2008	2007	$	%
Gain on issuance of shares by associate	—	83,566	(83,566)	(100.0)

The gain on issuance of shares in 2007 comprises a gain on the issuance of shares in Sea Production of $39.8 million and a gain on the issuance of shares in Sealift of $43.7 million in connection with the business combination with Dockwise. Based on the information currently available to us, we do not expect to record any gains on the issuance of shares by associates in 2009.

Discontinued operations

			Change
(in thousands of $)	2008	2007	$	%
Discontinued operations	—	5,442	(5,442)	(100.0)

Discontinued operations in 2007 are the results of the containerships and jack up rig of Ship Finance. We no longer consolidate the results of Ship Finance following the spin off in March 2007.

Recent accounting pronouncements

In December 2007, the Financial Accounting Standards Board ('FASB') issued Statements No. 141(R), Business Combinations, ("FAS 141(R)", (codified in ASC 805), and No. 160 Noncontrolling Interests in Consolidated Financial Statements, ("FAS 160"), (codified in ASC 810). Together these statements can affect the way companies account for future business combinations and noncontrolling interests. ASC 805 requires, amongst other changes, recognition of subsequent changes in the fair value of contingent consideration in the Statement of Operations rather than against Goodwill, and transaction costs to be recognized immediately in the Statement of Operations. ASC 810-10-65-1 clarifies the classification of noncontrolling interests in consolidated balance sheets and the accounting for and reporting of transactions between the reporting entity and holders of such noncontrolling interests. In particular the noncontrolling interest in subsidiaries should be presented in the consolidated balance sheet within equity, but separate from the parent's equity. Similarly the amount of net income attributable to the parent and to the minority interest be clearly identified and presented on the consolidated statement of income.  Both these Statements are effective for transactions completed in fiscal years beginning after December 15, 2008. Adoption of these Statements by the Company in the financial statements beginning January 1, 2009 did not have a material effect on the Company's consolidated financial statements except that noncontrolling interests is classified as a component of equity.

In April 2009, the FASB issued FSP FAS 107-1 and APB 28-1 (codified in ASC 825), Guidance on Interim Fair Value Disclosures, which expands the fair value disclosures required for all financial instruments within the scope of this topic to interim periods for publicly traded entities. Entities must disclose the method(s) and significant assumption used to estimate the fair value of financial instruments in financial statements on an interim basis and to highlight any changes in the methods and significant assumptions from prior periods. The guidance is effective for interim and annual periods ending after June 15, 2009 and adoption of this FSP did not have a material effect on our consolidated financial statements.

In April 2009, the FASB issued FSP FAS 115-2 (codified in ASC 320) which provides additional guidance to highlight and expand on the factors that should be considered in estimating fair value when there has been a significant decrease in market activity for a financial asset.  The guidance is effective for interim and annual periods ending after June 15, 2009. Adoption of this FSP did not have a material effect on our consolidated financial statements.

In May 2009, the FASB issued Statement No. 165 Subsequent Events, ('FAS 165'), (codified in ASC 855). This Statement provides guidance on management's assessment of subsequent events. The guidance clarifies that management must evaluate, as of each reporting period, events or transactions that occur after the balance sheet date "through the date that the financial statements are issued or are available to be issued." Management must perform its assessment for both interim and annual financial reporting periods. The new guidance is effective prospectively for interim and annual periods ending after June 15, 2009. Adoption of the Statement did not have a material effect on the Company's consolidated financial statements. In February 2010, the FASB amended the subsequent events guidance issued in May 2009 to remove the requirement for SEC filers to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. The amendment is effective upon issuance. The adoption of this guidance did not have a material effect on our consolidated financial condition or results of operations.

 In June 2009, the FASB issued Statement No. 168, Statement on Codification and Hierarchy of Generally Accepted Accounting Principles, ('FAS 168'), (codified in ASC 105). The Statement is a replacement for FAS 162. The GAAP hierarchy will be modified to include only two levels of GAAP; authoritative and nonauthoritative. The Statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of this Statement did not have a material effect on the Company's consolidated financial statements.

In June 2009, the FASB issued Statement No. 167, Amendments to FASB Interpretation No. 46(R) (FAS 167) (codified in ASC 810). The amended guidance requires companies to qualitatively assess the determination of the primary beneficiary of a variable-interest entities ("VIEs") based on whether the entity (1) has the power to direct the activities of the VIE that most significantly impact the entity's economic performance and (2) has the obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE. It also requires additional disclosures for any enterprise that holds a variable interest in a VIE. The new accounting and disclosure requirements become effective for the Company from January 1, 2010. The Company is currently assessing the impact of this amendment on its consolidated financial statements.

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

Net cash provided by operating activities was $321.5 million in 2009 compared with $826.8 million in 2008 and $556.2 million in 2007.  The Company’s reliance on the spot market contributes to fluctuations in cash flows from operating activities historically as a result of the exposure to highly cyclical tanker rates and more recently as a result of the impact of the downturn in the world economy on worldwide oil demand.  Any decrease in the average TCE rates earned by the Company’s vessels in periods subsequent to December 31, 2009, compared with the actual TCE rates achieved during 2009, will have a negative comparative impact on the amount of cash provided by operating activities.  As of February 2010, we have average total cash cost breakeven rates on a TCE basis of approximately $25,500 for our Suezmax tankers and approximately $30,800 for our VLCCs. These are the daily rates our vessels must earn to cover budgeted operating costs, estimated interest expenses and scheduled loan principal repayments, bareboat hire and corporate overhead costs.  These rates do not take into account capital expenditures or loan balloon repayments at maturity which we expect to refinance with new loans.  Furthermore, M/T Kensington, M/T Hampstead, the remaining Genmar vessel being chartered in and three vessels on bareboat charters out are not included in the breakeven rates.

Our medium and long-term liquidity requirements include funding the equity portion of investments in new or replacement vessels, repayment of long-term debt balances and funding any payments we may be required to make due to lessor put options on certain vessels we charter in.  Sources of funding our long-term liquidity requirements include new loans or equity issues, public and private debt offerings, vessel sales and sale and leaseback arrangements. We believe our working capital is sufficient for the Company's present requirements; however, we may not be able to refinance our current borrowings or enter into future borrowings at an interest rate or on terms that are acceptable to us or at all and we are reviewing our capital commitments in order to enhance our liquidity. See "Risk Factors – We cannot assure you that we will be able to refinance indebtedness incurred under our current credit facilities."

As of December 31, 2009, 2008 and 2007, we had cash and cash equivalents of $82.6 million, $190.8 million and $168.4 million, respectively. As of December 31, 2009, 2008 and 2007, we had restricted cash balances of $500.0 million, $554.8 million and $651.4 million, respectively. Our restricted cash balances contribute to our total short and medium term liquidity as they are used to fund payment of certain loans and lease payments which would otherwise be paid out of our cash balances.  $184.3 million of our restricted cash as of December 31, 2009 (2008: 216.1 million) serves to support our obligations to make charterhire payments to Ship Finance, and is subject to adjustment based on the number of charters that we are a party to.  We are entitled to use these funds only (1) to make charterhire payments (including profit sharing payments) to Ship Finance and (2) for reasonable working capital purposes to meet short term voyage expenses.  In March 2010, we made certain amendments to the charter agreements with Ship Finance relating to 31 double hull crude oil tankers and OBOs, which resulted in our restricted cash deposits being reduced by approximately $112 million in exchange for a guarantee from us for the payment of charterhire. Withdrawals from these restricted cash deposits will be prohibited.  We also agreed with Ship Finance to make an upfront payment of charterhire less operating expenses of approximately $73 million covering part of the payments due to Ship Finance over the next six months. On March 26, 2010, we paid $54.4 million of this balance. The remainder is expected to be paid before the end of March 2010.

At December 31, 2009, ITCL's assets included $314.9 million (2008: $336.7 million) of restricted cash deposits which are held for the benefit of the holders of the Notes issued on behalf of ITCL subsidiaries. This restricted cash also included deposits, which can only be used to meet liabilities under the lease agreements.

We currently have six VLCC and two Suezmax vessels under construction with an aggregate contract cost of approximately $855 million. Out of the total contractual cost the financial exposure on two VLCC's of $252 million can be limited to the $54 million already paid-in installments. As of December 31, 2009, installments of $364 million have been paid on the newbuildings. The remaining installments to be paid as of December 31, 2009 for the newbuildings amount to $428 million, with expected payments of approximately $338 million and $90 million in 2010 and 2011, respectively. Outstanding installments of $428 million were reduced to $344 million following the delivery of Northia and Naticina in January and March 2010, respectively and payments made in 2010 up to March 29. These numbers exclude the payments on the two VLCCs that have a financial exposure that can be limited to the $54 million already paid-in installments. The remaining installments will be financed through a combination of bank loans, other financing sources and existing liquidity.

We delivered the third and fourth heavy lift vessels in May and June 2008, respectively, generating net cash proceeds of approximately $28.0 million (the net of an $80.0 million seller's credit and the remaining heavy lift conversion commitments).

In January 2008 and March 2008, Ship Finance sold the single hull vessels Front Maple and Front Sabang, respectively, and terminated our long-term leases for the vessels. We received termination payments of $16.7 million and $26.8 million, respectively.

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

In January 2009, the lease agreement between Buckingham Shipping plc, a majority-owned subsidiary, and Dresdner Kleinwort Leasing was terminated and the outstanding lease obligation was settled in full using restricted cash. At December 31, 2008, the outstanding lease obligation was $69.3 million. In January 2010, the lease agreement between Caernarfon Shipping plc, a majority-owned subsidiary, and Dresdner Kleinwort Leasing was terminated and the outstanding lease obligation was settled in full using restricted cash. At December 31, 2009, the outstanding lease obligation was $70.0 million. These lease terminations were cash neutral for the Company.

In July 2009, we agreed with Ship Finance to terminate the long term charterparty for the single hull VLCC Front Duchess and received a compensation payment of approximately $2.4 million in October 2009.

In February 2010, we acquired the VLCC Front Vista from Ship Finance for a purchase price of $58.5 million and agreed to sell the vessel with the purchase price to be paid in installments over a 10 year period. The purchase price was financed with a $15 million bank loan, a $26.5 million sellers credit from Ship Finance and equity. The buyer of Front Vista has secured a 10 year time charter with a state owned oil company at a gross rate of $43,500 per day during the entire charter period.

During the year ended December 31, 2009, we paid total cash dividends of $70.1 million.  In the first quarter of 2010, we declared a cash dividend of $0.25 per share for the fourth quarter of 2009 representing a total cash payment of $19.5 million.

Borrowing activities

In June 2006, we entered into an $80.0 million secured term loan facility. The proceeds were used to finance the acquisition of a 2006 built VLCC tanker. The facility bears interest at LIBOR plus a margin. The facility was refinanced in June 2008 and partially refinanced in June 2009 for $65.0 million. The facility matures in June 2013. At December 31, 2009, the outstanding amount on this facility was $52.9 million, and the available undrawn amount was $nil. The facility contains a minimum value covenant and covenants that require the Company to maintain a minimum level of free cash, a certain level of market adjusted net worth and positive working capital.

In June 2008, we entered into a $129.6 million pre-delivery secured term loan facility. This loan was refinanced in June 2009 and bears interest at LIBOR plus a margin. The facility matures in June 2010. At December 31, 2009, the outstanding amount on this facility was $34.8 million, and the available undrawn amount was $nil. In June 2008, we also entered into a $420.0 million pre and post delivery secured term loan facility due in 2017. This facility bears interest at LIBOR plus a margin. At December 31, 2009, the outstanding amount on this facility was $257.0 million and the available undrawn amount was $122 million. In May 2009, we entered into a $146.4 million pre and post delivery secured term loan facility falling due in 2020. At the year end, the outstanding amount on this facility was $43.9 million and the available undrawn amount was $102.5 million. This facility bears interest at LIBOR plus a margin. All three of these facilities were used to part finance our newbuilding program and are secured with the newbuildings. The facilities contain a minimum value covenant and covenants that require us to maintain a minimum level of free cash, a certain level of market adjusted net worth and positive working capital.

In July 2008 and August 2008, ITCL entered into a $21.6 million and $50.0 million secured term loan facility, respectively. These facilities were used to purchase three tranches of Windsor Petroleum Transport Corporation 7.84% term notes with a par value of $38.0 million and were partially refinanced with a $33.0 million secured loan facility in June 2009. This facility was fully drawn at December 31, 2009 and matures in June 2010. The facility requires ITCL to maintain a minimum level of free cash, a certain level of market adjusted net worth and positive working capital.

In September 2008, we entered into a $180.0 million secured term loan facility repayable over five years, which was used to part finance the acquisition of five second hand Suezmax vessels with a cost of $240.0 million. The facility bears interest at LIBOR plus a margin and is secured on the acquired vessels. At December 31, 2009, the outstanding amount on this facility was $136.5 million and the available undrawn amount was $nil. The facility contains a minimum value covenant and covenants that require us to maintain a minimum level of free cash, a certain level of market adjusted net worth and positive working capital.

On March 26, 2010, we announced the private placement of $225 million of convertible bonds. The proceeds from the bonds will be used for general corporate purposes, financing of the remaining equity investments in our newbuilding program and will improve our ability to react to attractive market opportunities. The senior, unsecured convertible bonds will have an annual coupon of 4.50%, payable quarterly in arrears and a conversion price of $39.00. The reference price has been set at $29.7784 (NOK 180.0045). The applicable exchange rate has been set at 6.0448. The bonds will be issued and redeemed at 100% of their principal amount and will, unless previously redeemed, converted or purchased and cancelled, mature on April 14, 2015. The offering of the bonds is expected to close on April 14, 2010.

As of December 31, 2009, we were in compliance with all loan covenants.

Acquisitions and Disposals

Independent Tankers Corporation Limited

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

Overseas Shipholding Group, Inc.

In March 2008, we entered into a forward contract to purchase 1,366,600 shares of OSG, which represented 4.4% of the total outstanding shares, for $92.2 million.  This contract was settled in October 2008. Also in October 2008, we sold 100,000 shares in OSG at a price of $64.50 per share. For the year ending December 31, 2009, we did not purchase or sell any shares of OSG.  As of March 29, 2010, we beneficially owned 1,408,868 shares of OSG representing 5.4% of the total outstanding shares.

Equity

In June 2008, we completed a private placement of three million shares at a subscription price of NOK 357 per share resulting in net proceeds of $207.2 million. We used these proceeds to part finance the acquisition of the five Suezmax vessels from Top Ships Inc. and the purchase of OSG shares.

Derivative Activities

As of December 31, 2009 and 2008, we did not hold any financial instruments for speculative or trading purposes. In 2008, we entered a limited number of Forward Freight Agreements, or FFAs, with an objective to utilize them as economic hedging instruments that reduce our exposure to changes in the spot market rates earned by some of our vessels or for trading purposes to take advantage of short term fluctuations in the market. All of the FFAs were settled as of December 31, 2008. In 2008, realized losses of $1.2 million have been recorded in the income statement.

Tabular disclosure of contractual obligations

At December 31, 2009, we had the following contractual obligations and commitments:

	Payment due by period
(In thousands of $)	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years	Total
Fixed rate long-term debt	12,352	35,937	45,015	232,491	325,795
Floating rate long-term debt	111,532	95,664	148,625	202,966	558,787
Fixed rate long-term debt in unconsolidated subsidiaries	9,526	19,052	19,052	9,525	57,155
Operating lease obligations	73,102	39,958	3,340	1,423	117,823
Capital lease obligations	285,578	329,862	282,221	967,800	1,865,461
Newbuilding commitments	381,716	234,000	-	-	615,716
Interest on fixed rate long-term debt	25,619	47,708	41,357	72,048	186,732
Interest on floating rate long-term debt	30,667	46,026	30,762	97,059	204,514
Interest on fixed rate long-term debt in unconsolidated subsidiaries	4,464	6,493	3,246	406	14,609
Interest on capital lease obligations	119,673	187,045	144,610	253,507	704,835
Total	1,054,229	1,041,745	718,228	1,837,225	4,651,427

Interest payments are based on the existing borrowings of both consolidated and unconsolidated subsidiaries. It is assumed that no refinancing of existing loans takes place. Interest on floating rate debt has been calculated using the five year U.S. dollar swap rate as of February 22, 2010 of 2.78% plus agreed margins. Interest on fixed rate loans is calculated using the contracted interest rates.

The newbuilding commitments as of December 31, 2009 consist of six VLCC and four Suezmax vessels.

As of December 31, 2009, the Company leased in 50 vessels on long-term time charters and bareboat charters from third parties and related parties.  Four of these leases are classified as operating leases and 46 as capital leases.   In addition, eight vessels were chartered in on floating rates and can be terminated by giving one month notice and a further three are leased on short-term fixed rate charters. With the exception of the Company's long-term leases with Ship Finance, the Company's long-term leases of vessels generally contain optional renewal periods and purchase and put options.

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

Name	Age	Position
John Fredriksen	65	Chairman, Chief Executive Officer, President and Director
Kathrine Fredriksen	26	Director
Kate Blankenship	45	Director and Audit Committee Chairman
Frixos Savvides	58	Director and Audit Committee member
Tony Curry	59	Director
Jens Martin Jensen	46	Chief Executive Officer of Frontline Management AS
Inger M. Klemp	47	Chief Financial Officer of Frontline Management AS

Tor Olav Trøim acts as an alternate director for Kathrine Fredriksen.

Certain biographical information about each of our directors and executive officers is set forth below.

John Fredriksen has served as Chairman of the Board, Chief Executive Officer, President and a director of the Company since November 3, 1997.  Mr. Fredriksen has established trusts for the benefit of his immediate family which control Hemen, our largest shareholder.  Mr. Fredriksen is Chairman, President and a director of a related party Seadrill Limited, a Bermuda company listed on the Oslo Stock Exchange.  He is also a director of a related party Golar LNG Limited, or Golar, a Bermuda company listed on the Nasdaq Global Market and the Oslo Stock Exchange whose principal shareholder is World Shipholding Limited, a company indirectly controlled by trusts established by Mr. John Fredriksen for the benefit of his immediate family.  He is also a director of a related party Golden Ocean Group Limited, or Golden Ocean, a Bermuda company listed on the Oslo Stock Exchange whose principal shareholder is Hemen.

Kathrine Fredriksen has been a director since February 2008.  Ms. Fredriksen is also a director of Golar LNG Limited, Seadrill Limited and Independent Tankers Corporation Limited.  She graduated from Wang Handels Gymnas in Norway and studied at the European Business School in London. Ms. Fredriksen is the daughter of Mr. John Fredriksen, our Chairman and Chief Executive Officer.

Kate Blankenship has been a director since August 2003. Mrs. Blankenship joined the Company in 1994 and served as the Company's Chief Accounting Officer and Company Secretary until October 2005. Mrs. Blankenship served as Chief Financial Officer of Knightsbridge Tankers Limited from April 2000 to September 2007 and Secretary of Knightsbridge from December 2000 to March 2007. Mrs. Blankenship has been a Director of Ship Finance since October 2003.  Mrs. Blankenship has served as a director of Independent Tankers Corporation Limited since February 2008, Golar LNG Limited since July 2003 and Golden Ocean since November 2004. Mrs. Blankenship has served as a director of Seadrill Limited since May 2005.  She is a member of the Institute of Chartered Accountants in England and Wales.

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

Tony Curry has been a director since October 2009. Mr. Curry retired from Shell in May 2009 having spent 40 years in Shell Shipping. For the last 12 years Mr. Curry was the Time Charter and Sale and Purchase Manager. Prior to this, Mr. Curry spent seven years in Shell Western Services, Nassau, Bahamas as the Oil Freight Manager. Mr. Curry is very familiar with the international oil and tanker sector and also the growing LNG and LPG areas.

Jens Martin Jensen served as the Acting Chief Executive Officer of Frontline Management AS since April 2008 and was appointed as permanent Chief Executive Officer in May 2009. Mr. Jensen joined Frontline in September 2004 as Commercial Director. From August 1996 to September 2004, Mr. Jensen was a partner in Island Shipbrokers in Singapore. From April 1985 to August 1996, Mr. Jensen worked in the A.P. Moller Group with postings to Singapore, Tokyo, Mexico and Denmark. Mr. Jensen completed the A.P. Moller training program in 1987.

Inger M. Klemp has served as Chief Financial Officer of Frontline Management AS since June 1, 2006. Mrs. Klemp has served as a director of Independent Tankers Corporation Limited since February 2008 and has served as Chief Financial Officer of Knightsbridge Tankers Limited since September 2007. Mrs. Klemp served as Vice President Finance from August 2001 until she was promoted in May 2006. Mrs. Klemp graduated as MSc in Business and Economics from the Norwegian School of Management (BI) in 1986. Mrs. Klemp served as Assistant Director Finance in Color Group ASA from 1998 to 2001 and as Group Financial Manager in Color Line ASA from 1992 to 1998, a Norwegian based cruise operator which was stock listed up to October 1999. From 1989 to 1992 Mrs. Klemp served as Assistant Vice President in Nordea Bank Norge ASA handling structuring and syndication of loan facilities in the international banking market. From 1986 to 1989, Mrs. Klemp served as a lending officer of Fokus Bank ASA.

B.  COMPENSATION

During the year ended December 31, 2009, we paid to our directors and executive officers (seven persons) aggregate cash compensation of $1,586,814 and an aggregate amount of $47,219 for pension and retirement benefits. In addition to cash compensation, during 2009 we also recognized stock compensation expense of $1,394,689 in respect of 320,000 options, which were granted in October 2009 under the Frontline Ltd. Share Option Scheme.  All options vest over a three year period beginning in October 2010 and expire in October 2013. The initial exercise price of these options is NOK 145.00, which is reduced by the amount of dividends paid after the date of grant. The exercise price of these options as of December 31, 2009 is NOK 144.16.

C.  BOARD PRACTICES

In accordance with our Bye-laws the number of Directors shall be such number not less than two as our shareholders by Ordinary Resolution may from time to time determine and each Director shall hold office until the next annual general meeting following his election or until his successor is elected. We currently have five Directors.

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

D.  EMPLOYEES

As of December 31, 2009, Frontline and its subsidiaries employed approximately 51 people in their respective offices in Bermuda, London, Oslo, Singapore and India. We contract with independent ship managers to manage and operate our vessels.

E.  SHARE OWNERSHIP

The beneficial interests of our Directors and officers in the Ordinary Shares of Frontline as of February 28, 2010, were as follows:

Director or Officer	Ordinary Shares of $2.50 each	% of Ordinary Shares Outstanding	Options for Ordinary Shares of $2.50 each

John Fredriksen*	*	*	100,000
Katherine Fredriksen	-	-	30,000
Kate Blankenship	2,000	**	30,000
Frixos Savvides	-	-	30,000
Tony Curry	-	-	30,000
Jens Martin Jensen	-	-	50,000
Inger M. Klemp	16,000	**	50,000

*
Hemen Holding Ltd, or Hemen, is a Cyprus holding company, the shares of which are held in trusts established by Mr. John Fredriksen for the benefit of his immediate family. Mr. Fredriksen disclaims beneficial ownership of the 26,304,053 Ordinary Shares held by Hemen, except to the extent of his voting and dispositive interest in such shares of common stock. Mr. Fredriksen has no pecuniary interest in the shares held by Hemen.

**	Less than one per cent.

The options were granted in October 2009 under the Frontline Ltd. Share Option Scheme, which was approved by the board on November 16, 2006. All options vest over a three year period beginning in October 2010 and expire in October 2013. The initial exercise price of these options is NOK 145.00, which is reduced by the amount of dividends paid after the date of grant. The exercise price of these options as of December 31, 2009 is NOK 144.16.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

The following table presents certain information as at February 28, 2010, regarding the ownership of our Ordinary Shares with respect to each shareholder whom we know to beneficially own more than five percent of our outstanding Ordinary Shares.

Owner	Ordinary Shares Amount	%

Hemen Holding Ltd. (1)	26,304,053	33.78%

(1)	Hemen, a Cyprus holding company, the shares of which are held in trusts established by Mr. John Fredriksen for the benefit of his immediate family.

As of March 9, 2010, 36,446,932 of our Ordinary Shares were held on the New York Stock Exchange.

Our major shareholders have the same voting rights as our other shareholders. No corporation or foreign government owns more than 50% of our outstanding Ordinary Shares. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of Frontline.

B.  RELATED PARTY TRANSACTIONS

As of March 31, 2007, the Company is no longer consolidating the results of Ship Finance. The majority of the Company's leased vessels are leased from Ship Finance and under a Charter Ancillary Agreement; Ship Finance is entitled to a share of 20% of the Company's earnings on these leased vessels. A summary of leasing transactions with Ship Finance during the years ended December 31, 2009 and 2008 (excluding amounts prior to deconsolidation) is as follows:

(in thousands of $)	2009	2008
Charterhire paid (principal and interest)	331,534	345,551
Payments received for termination of leases	2,386	43,510
Profit share expense	33,018	110,962
Remaining lease obligation	1,462,753	1,609,987

A summary of net amounts earned (incurred) from related parties excluding the Ship Finance lease related balances above for the years ended December 31, 2009, 2008 and 2007 are as follows:

(in thousands of $)	2009	2008	2007
Seatankers Management Co. Ltd	1,126	1,175	582
Golar LNG Limited	156	17	284
Ship Finance International Limited	2,347	3,430	1,525
Golden Ocean Group Limited	4,253	6,714	2,099
Geveran Trading Co Ltd	(405)	(366)	-
Greenwich Holdings Ltd	-	-	69
Bryggegata AS	(1,300)	(1,395)	(1,430)
Arcadia Petroleum Limited	42,264	64,784	17,443
Seadrill Limited	322	25	(52)
Seawell Limited	126	-	-
Deep Sea Supply Plc	32	-	-
Aktiv Kapital ASA	63	-	-
CalPetro Tankers (Bahamas I) Limited	45	43	40
CalPetro Tankers (Bahamas II) Limited	45	43	40
CalPetro Tankers (IOM) Limited	45	43	40

Net amounts earned from related parties comprise office rental income and management, technical and commercial advisory, newbuilding supervision, corporate and administrative service income and interest income. Net expenses paid to related parties comprise primarily of rental for office space.

A summary of balances with related parties as at December 31, 2009 and 2008 is as follows:

(in thousands of $)	2009	2008
Receivables
Ship Finance International Limited	26,944	8,351
Seatankers Management Co. Ltd	214	370
Golar LNG Limited	247	381
Northern Offshore Ltd	13	13
Golden Ocean Group Limited	1,119	2,012
Seadrill Limited	160	106
CalPetro Tankers (Bahamas I) Limited	11	35
CalPetro Tankers (Bahamas II) Limited	11	35
CalPetro Tankers (IOM) Limited	11	35
Deep Sea Supply Plc	2	-
Arcadia Petroleum Limited	11	-
	28,743	11,338

(in thousands of $)	2009	2008
Payables
Ship Finance International Limited	(33,158)	(46,540)
Seatankers Management Co. Ltd	(96)	(119)
Golar LNG Limited	(519)	(242)
Golden Ocean Group Limited	(30)	(155)
Geveran Trading Co Ltd	-	(366)
	(33,803)	(47,422)

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

Ship Finance International Limited, Golar LNG Limited, Northern Offshore Ltd, Norse Energy Group ASA, Seadrill Limited, Bryggegata AS, Golden Ocean Group Limited, Greenwich Holdings Ltd, Arcadia Petroleum Limited ("Arcadia"), Geveran Trading Co Ltd ("Geveran"), Deep Sea Supply Plc ("Deep Sea"), Seawell Limited ("Seawell"), and Seatankers Management Co. Ltd are each subject to the significant influence or indirect control of John Fredriksen.  CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited, CalPetro Tankers (Bahamas III) Limited and CalPetro Tankers (IOM) Limited were all equity accounted until March 31, 2006 at which point, the Company began consolidating CalPetro (Bahamas III) Limited.

During 2008, the Company engaged in the trading of forward freight agreement trading through Arcadia, a related party, for which Arcadia was paid commission on each trade. The total amount of commissions paid to Arcadia in 2008 was $12,500. The Company did not engage in forward freight agreement trading in 2009. In addition, the Company earned freights on chartering vessels to Arcadia in the amount of $42.5million (2008: $64.8 million).

In November 2008, the Company advanced $60.0 million of the profit share balance, which was paid to Ship Finance in March 2009. The advance bore interest at a fixed rate.

In March 2009, Frontline Shipping III Limited ("FSL III"), a wholly owned subsidiary of the Company, and Ship Finance amended their charter ancillary agreement whereby the charterservice reserve totaling $26.5 million relating to vessels on charter from Ship Finance may be in the form of a loan to Ship Finance. In March 2009, a loan in the amount of $26.5 million was drawn down by Ship Finance. The loan bears interest at LIBOR plus a margin and is due for repayment within 364 days of the loan being provided, or earlier in accordance with the agreement.

Geveran acted as a guarantor for two loan facilities taken out by ITCL that expired in July and August 2009. Geveran received an annual fee of 2% of the draw down facility for acting as guarantor. Both of these facilities were refinanced by ITCL in the year, with Frontline Ltd acting as guarantor.

In September 2009, Ship Finance sold the single hull vessel Front Duchess to a third party and as a result, terminated the Company's long-term lease for the vessel. The Company received a termination payment of $2.4 million and recorded a net gain of $3.1 million as a gain on sale of assets.

During the year ended December 31, 2007, the Company held investments in Sea Production and Dockwise and earned income from these companies in the form of rental income and income earned from the provision of accounting services totaling $1.0 million. During 2007, the Company disposed of its entire investments in these companies and they are no longer considered to be related parties.

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

Dividend Policy

The timing and amount of dividends, if any, is at the discretion of our Board of Directors. The level of dividend will be guided by present earnings, market prospects, current capital expenditure programs as well as investment opportunities. We have paid the following cash dividends in 2007, 2008 and 2009.

Payment Date	Amount per Share

2007
March 22, 2007	$2.05
June 22, 2007	$1.50
October 24, 2007	$1.50
October 24, 2007	$1.75
December 12, 2007	$1.50

2008
March 10, 2008	$2.00
June 25, 2008	$2.75
September 19, 2008	$3.00
December 22, 2008	$0.50

2009
March 27, 2009	$0.25
June 23, 2009	$0.25
September 24, 2009	$0.25
December 22, 2009	$0.15

On February 25, 2010 the Board declared a cash dividend of $0.25 per share for the fourth quarter of 2009 which will be paid on or about March 30, 2010.

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

The following table sets forth, for the five most recent fiscal years, the high and low prices for the Ordinary Shares on the NYSE and OSE.

	NYSE		OSE
	High	Low	High	Low
Fiscal year ended December 31,
2009	$33.29	$15.78	NOK 235.00	NOK 107.00
2008	$72.36	$25.00	NOK 376.50	NOK 165.25
2007	$53.09	$29.35	NOK 306.00	NOK 183.75
2006	$44.65	$28.80	NOK 280.00	NOK 184.00
2005	$57.97	$35.89	NOK 355.00	NOK 230.00

The following table sets forth, for each full financial quarter for the two most recent fiscal years, the high and low prices of the Ordinary Shares on the NYSE and the OSE.

	NYSE		OSE
	High	Low	High	Low
Fiscal year ended December 31, 2009
First quarter	$33.29	$15.78	NOK 235.00	NOK 112.00
Second quarter	$28.59	$17.00	NOK 186.50	NOK 107.00
Third quarter	$25.28	$19.76	NOK 164.00	NOK 125.70
Fourth quarter	$29.88	$21.50	NOK 175.90	NOK 124.20

	NYSE		OSE
	High	Low	High	Low
Fiscal year ended December 31, 2008
First quarter	$49.66	$34.00	NOK 268.00	NOK 180.00
Second quarter	$72.36	$46.34	NOK 376.50	NOK 231.50
Third quarter	$69.09	$43.25	NOK 358.00	NOK 256.50
Fourth quarter	$47.50	$25.00	NOK 279.50	NOK 165.25

 The following table sets forth, for the most recent six months, the high and low prices for the Ordinary Shares on the NYSE and OSE.

	NYSE		OSE
	High	Low	High	Low
February 2010	$29.95	$25.02	NOK180.30	NOK146.40
January 2010	$34.15	$28.52	NOK194.00	NOK160.20
December 2009	$29.88	$26.36	NOK175.90	NOK152.30
November 2009	$28.80	$22.53	NOK159.40	NOK130.20
October 2009	$27.51	$21.50	NOK155.20	NOK124.20
September 2009	$25.00	$20.66	NOK147.90	NOK125.70

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

At the 2007 Annual General Meeting of the Company, our shareholders voted to amend the Company's Bye-laws to ensure conformity with recent revisions to the Bermuda Companies Act 1981, as amended.  These amended Bye-laws of the Company as adopted on September 28, 2007, are incorporated by reference in Exhibit 1.2 to this Annual Report.

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

Sea Production financed these acquisitions and the future conversion costs of Front Puffin through a $180 million equity issue, a $130 million bond issue and a $105 million bank facility. We agreed to subscribe for 28.33% of the shares in Sea Production in the equity offering at an aggregate cost of $51 million. The acquisition of the shares and assets, the equity issue and the bond issue where completed simultaneously on February 15, 2007. We have subsequently sold all our shares in Sea Production in market transactions and currently have no financial interest in the company.

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

E.  TAXATION

United States Taxation

The following discussion is based upon the provisions of the United States Internal Revenue Code of 1986, as amended, or the Code, existing and proposed United States Treasury Department regulations, administrative rulings, pronouncements and judicial decisions, all as of the date of this Annual Report.  Unless otherwise noted, references to the "Company" include the Company's Subsidiaries.  This discussion assumes that the Company does not have an office or other fixed place of business in the United States.

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

Shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States will be considered to be 50% derived from sources within the United States. Shipping income attributable to transportation that both begins and ends in the United States will be considered to be 100% derived from sources within the United States. The Company is not permitted by law to engage in transportation that gives rise to 100% United States source income.

Shipping income attributable to transportation exclusively between non-United States ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to U.S. federal income tax.

Based upon the Company's anticipated shipping operations, the Company's vessels will operate in various parts of the world, including to or from United States ports. Unless exempt from United States federal income taxation under Section 883 of the Code, or Section 883, the Company will be subject to United States federal income taxation, in the manner discussed below, to the extent its shipping income is considered derived from sources within the United States.

Application of Section 883

Under the relevant provisions of Section 883, the Company will be exempt from United States federal income taxation on its United States source shipping income if:

(i)
It is organized in a qualified foreign country which is one that grants an equivalent exemption from taxation to corporations organized in the United States in respect of the shipping income for which exemption is being claimed under Section 883 and which the Company refers to as the "country of organization requirement"; and

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

The United States Treasury Department has recognized Bermuda, the country of incorporation of the Company and certain of its subsidiaries, as a qualified foreign country. In addition, the United States Treasury Department has recognized Liberia, the Isle of Man and the Bahamas, the countries of incorporation of certain of the Company's subsidiaries, as qualified foreign countries.  Accordingly, the Company and its vessel owning subsidiaries satisfy the country of organization requirement.

Therefore, the Company's eligibility for exemption under Section 883 is wholly dependent upon being able to satisfy one of the stock ownership requirements.

For the 2009 taxable year, the Company satisfied the Publicly-Traded Test since, on more than half the days of the taxable year, the Company's Ordinary Shares were primarily and regularly traded on the New York Stock Exchange.

Taxation in Absence of Section 883 Exemption

To the extent the benefits of Section 883 are unavailable with respect to any item of United States source income, the Company's United States source shipping income, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, which the Company refers to as the "4% gross basis tax regime". Since under the sourcing rules described above, no more than 50% of the Company's shipping income would be treated as being derived from United States sources, the maximum effective rate of United States federal income tax on the Company's shipping income would never exceed 2% under the 4% gross basis tax regime.

Gain on Sale of Vessels

Regardless of whether the Company qualifies for exemption under Section 883, the Company will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under United States federal income tax principles.  In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States.  It is expected that any sale of a vessel by the Company will be considered to occur outside of the United States.

Taxation of United States Holders

The following is a discussion of the material United States federal income tax considerations relevant to an investment decision by a United States Holder, as defined below, with respect to the Ordinary Shares.  This discussion does not purport to deal with the tax consequences of owning Ordinary Shares to all categories of investors, some of which, such as dealers in securities, tax-exempt organizations, investors whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of the Company's common shares, may be subject to special rules.  You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of Ordinary Shares.

As used herein, the term "United States Holder" means a beneficial owner of Ordinary Shares that (i) is a United States citizen or resident, a United States corporation or other United States entity taxable as a corporation, an estate, the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust and (ii) owns the Ordinary Shares as a capital asset, generally, for investment purposes.

If a partnership holds Ordinary Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership.  If you are a partner in a partnership holding Ordinary Shares, you are encouraged to consult your own tax advisor regarding the United States federal income tax consequences of owning an interest in a partnership that holds Ordinary Shares.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by the Company with respect to Ordinary Shares to a United States Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of the Company's current or accumulated earnings and profits, as determined under United States federal income tax principles.  Distributions in excess of the Company's earnings and profits will be treated first as a non-taxable return of capital to the extent of the United States Holder's tax basis in his Ordinary Shares on a dollar-for-dollar basis and thereafter as capital gain.  Because the Company is not a United States corporation, United States Holders that are corporations will not be entitled to claim a dividends-received deduction with respect to any distributions they receive from the Company.

Dividends paid on Ordinary Shares to a United States Holder which is an individual, trust or estate (a "United States Non-Corporate Holder") will generally be treated as "qualified dividend income" that is taxable to such shareholders at preferential United States federal income tax rates (currently through 2010) provided that (1) Ordinary Shares are readily tradable on an established securities market in the United States (such as the New York Stock Exchange on which the Ordinary Shares are listed); (2) the Company is not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which the Company does not believe it is, has been or will be); and (3) the United States Non-Corporate Holder has owned the Ordinary Shares for more than 60 days in the 121-day period beginning 60 days before the date on which the Ordinary Shares become ex-dividend.

Legislation has been previously introduced in the United States Congress which, if enacted in its present form, would preclude the dividends paid by the Company from qualifying for such preferential rates prospectively from the date of the enactment. Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a United States Holder.

Sale, Exchange or other Disposition of Common Stock

Assuming the Company does not constitute a passive foreign investment company for any taxable year, a United States Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of the Company's Ordinary Shares in an amount equal to the difference between the amount realized by the United States Holder from such sale, exchange or other disposition and the United States Holder's tax basis in the Ordinary Shares.  Such gain or loss will be treated as long-term capital gain or loss if the United States Holder's holding period in the Ordinary Shares is greater than one year at the time of the sale, exchange or other disposition.  A United States Holder's ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special United States federal income tax rules apply to a United States Holder that holds stock in a foreign corporation classified as a passive foreign investment company, or a PFIC, for United States federal income tax purposes.  In general, the Company will be treated as a PFIC with respect to a United States Holder if, for any taxable year in which such United States Holder held the Company's Ordinary Shares, either;

•
at least 75% of the Company's gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

•	at least 50% of the average value of the assets held by the Company during such taxable year produce, or are held for the production of, passive income.

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

Based on the Company's current operations and future projections, the Company does not believe that it is, nor does it expect to become, a PFIC with respect to any taxable year.  Although there is no legal authority directly on point, the Company's belief is based principally on the position that, for purposes of determining whether the Company is a PFIC, the gross income the Company derives or is deemed to derive from the time chartering and voyage chartering activities should constitute services income, rather than rental income.  Correspondingly, the Company believes that such income does not constitute passive income, and the assets that the Company or its wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, do not constitute assets that produce, or are held for the production of, passive income for purposes of determining whether the Company is a PFIC.

Although there is no direct legal authority under the PFIC rules, the Company believes there is substantial legal authority supporting its position consisting of case law and United States Internal Revenue Service, or the IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes.  However, it should be noted that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, in the absence of any legal authority specifically relating to the Code provisions governing PFICs, the IRS or a court could disagree with our position.  In addition, although the Company intends to conduct its affairs in such a manner as to avoid being classified as a PFIC with respect to any taxable year, there can be no assurance that the nature of its operations will not change in the future.

As discussed more fully below, if the Company were to be treated as a PFIC for any taxable year, a United States Holder would be subject to different taxation rules depending on whether the United States Holder makes an election to treat the Company as a "Qualified Electing Fund," which the Company refers to as a "QEF election." As an alternative to making a QEF election, a United States Holder should be able to elect to mark-to-market the Company's Ordinary Shares, which the Company refers to as a "Mark-to-Market Election," as discussed below.

Taxation of United States Holders Making a Timely QEF Election

If a United States Holder makes a timely QEF election, which United States Holder is referred to by the Company as an "Electing United States Holder," the Electing United States Holder must report each year for United States federal income tax purposes its pro rata share of the Company's ordinary earnings and its net capital gain, if any, for the Company's taxable year that ends with or within the taxable year of the Electing United States Holder, regardless of whether or not distributions were received from the Company by the Electing United States Holder.  The Electing United States Holder's adjusted tax basis in the Ordinary Shares will be increased to reflect taxed but undistributed earnings and profits.  Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the Ordinary Shares and will not be taxed again once distributed.  An Electing United States Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of the Ordinary Shares. A United States Holder will be eligible to make a QEF Election with respect to its Ordinary Shares only if the Company provides the United States Holder with annual tax information relating to the Company.  There can be no assurance that the Company will provide such tax information on an annual basis.

Taxation of United States Holders Making a "Mark-to-Market" Election

Alternatively, if the Company were to be treated as a PFIC for any taxable year and, as anticipated, the Ordinary Shares are treated as "marketable stock," a United States Holder would be allowed to make a Mark-to-Market Election with respect to the Company's Ordinary Shares.  If that election is made, the United States Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the Ordinary Shares at the end of the taxable year over such United States Holder's adjusted tax basis in the Ordinary Shares.  The United States Holder would also be permitted an ordinary loss in respect of the excess, if any, of the United States  Holder's adjusted tax basis in the Ordinary Shares over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the Mark-to-Market Election.  A United States Holder's tax basis in his Ordinary Shares would be adjusted to reflect any such income or loss amount.  Gain realized on the sale, exchange or other disposition of the Ordinary shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the Ordinary Shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the United States Holder.

Taxation of United States Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if the Company were to be treated as a PFIC for any taxable year, a United States  Holder who does not make either a QEF election or a Mark-to-Market Election for that year, whom is referred to as a "Non-Electing United States Holder," would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing United States Holder on the Ordinary Shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing United States Holder in the three preceding taxable years, or, if shorter, the Non-Electing United States Holder's holding period for the Ordinary Shares), and (2) any gain realized on the sale, exchange or other disposition of the Ordinary Shares.  Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing United States Holders' aggregate holding period for the Ordinary Shares;

•	the amount allocated to the current taxable year and any taxable years before the Company became a PFIC would be taxed as ordinary income; and

•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of the Ordinary Shares.  If a Non-Electing United States Holder who is an individual dies while owning the Ordinary Shares, the successor of such deceased Non-Electing United States Holder generally would not receive a step-up in tax basis with respect to such stock.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to a holder of Ordinary Shares will be subject to information reporting requirements.  Such payments will also be subject to "backup withholding" if paid to a non-corporate United States  Holder who:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that he has failed to report all interest or dividends required to be shown on his United States federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

If a holder sells his Ordinary Shares to or through a United States  office or broker, the payment of the proceeds is subject to both United States  information reporting and backup unless the holder establishes an exemption.  If a holders sells his Ordinary Shares through a non- United States  office of a non- United States  broker and the sales proceeds are paid to the holder outside the United States then information reporting and backup withholding generally will not apply to that payment.  However, United States  information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, including a payment made to a holder outside the United States, if the holder sells his Ordinary Shares through a non- United States  office of a broker that is a United States  person or has some other contacts with the United States.

Backup withholding is not an additional tax.  Rather, a tax payer generally may obtain a refund of any amounts withheld under backup withholding rules that exceed then taxpayer's income tax liability by filing a refund claim with the IRS.

Bermuda Taxation

Bermuda currently imposes no tax  (including a tax in the nature of an income, estate  duty,  inheritance,  capital  transfer or  withholding  tax) on profits, income,  capital  gains or  appreciations  derived  by,  or  dividends  or other distributions paid to holders of Ordinary Shares. Bermuda has undertaken not to impose any such Bermuda taxes on holders of Ordinary Shares prior to 2016 except in so far as such tax applies to  persons  ordinarily resident in Bermuda. The Company is not eligible for the benefits of any tax treaty between the United States and Bermuda.

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

Our exposure to interest rate risk relates to our floating rate debt, which totaled $558.1 million as of December 31, 2009 (2008: $568.1 million). A one per cent change in interest rates would increase or decrease interest expense by $5.6 million per year as of December 31, 2009.

As of December 31, 2009, the fair market value of our fixed rate debt was $313.6 million (2008: $352.9 million). If interest rates were to increase or decrease by one per cent with all other variables remaining constant, we estimate that the market value of our fixed rate debt would have decreased or increased by approximately $15.7 million and $17.0 million respectively (2008: decrease by $21.5 million and increase by $23.5 million).

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

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.   CONTROLS AND PROCEDURES

a)   Disclosure Controls and Procedures

Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this annual report as of December 31, 2009. Based upon that evaluation, the principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective as of the evaluation date.

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

Our management with the participation of our principal executive officer and principal financial officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31, 2009. Based upon that evaluation, the principal executive officer and principal financial officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2009.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2009 has been audited by PricewaterhouseCoopers AS., an independent registered public accounting firm, as stated in their report which appears herein.

c)   Attestation Report of Independent Registered Public Accounting Firm

The registered public accounting firm that audited the consolidated financial statements, PricewaterhouseCoopers AS, has issued an attestation report on the Company's internal control over financial reporting, appearing under Item 18, and such report is incorporated herein by reference.

d)   Changes in internal control over financial reporting

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2009 and 2008 was PricewaterhouseCoopers AS. The following table sets forth for the two most recent fiscal years the fees paid or accrued for audit and services provided by PricewaterhouseCoopers AS.

(in thousands of $)	2009	2008
Audit Fees (a)	1,457	1,664
Audit-Related Fees (b)	—	—
Tax Fees (c)	—	—
All Other Fees (d)	—	—
Total	1,457	1,664

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

Our Board of Directors has adopted pre-approval policies and procedures in compliance with paragraph (c) (7)(i) of Rule 2-01 of Regulation S-X that require the Board to approve the appointment of the independent auditor of the Company before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company. All services provided by the principal auditor in 2009 were approved by the Board pursuant to the pre-approval policy.

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

Frontline Ltd.
(Registrant)

Date: March 29, 2010	By:
	Name:	Inger M. Klemp
	Title:	Principal Financial Officer

Consolidated Statements of Comprehensive Income for the years ended December 31, 2009, 2008 and 2007	F-8
Notes to Consolidated Financial Statements	F-9

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Frontline Ltd.

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of operations, consolidated statements of cash flows, consolidated statements of comprehensive income and consolidated statements of changes in stockholders’ equity present fairly, in all material respects, the financial position of Frontline Ltd. and its subsidiaries at December 31, 2009 and December 31, 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting appearing under item 15(b) of Frontline Ltd.’s Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits.

We did not audit the financial statements for the year ended December 31, 2007 of Independent Tankers Corporation, Buckingham Shipping PLC, Caernarfon Shipping PLC, Holyrood Shipping PLC, Sandringham Shipping PlC, Golden State Petro (IOM I-A) PLC, Golden State Petro (IOM I-B) PLC and CalPetro Tankers (Bahamas III) Limited, wholly owned subsidiaries, whose statements reflect total revenues of $60.1 million for the ended December 31, 2007.  The financial statements of Independent Tankers Corporation, Buckingham Shipping PLC, Caernarfon Shipping PLC, Holyrood Shipping PLC, Sandringham Shipping PlC, Golden State Petro (IOM I-A) PLC, Golden State Petro (IOM I-B) PLC and CalPetro Tankers (Bahamas III) Limited, were audited by other auditors whose report thereon has been furnished to us, and our opinion on the financial statements expressed herein, insofar as it relates to the amounts included for Independent Tankers Corporation, Buckingham Shipping PLC, Caernarfon Shipping PLC, Holyrood Shipping PLC, Sandringham Shipping PlC, Golden State Petro (IOM I-A) PLC, Golden State Petro (IOM I-B) PLC and CalPetro Tankers (Bahamas III) Limited, is based solely on the report of the other auditors.

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

/s/PricewaterhouseCoopers AS

PricewaterhouseCoopers AS
Oslo, Norway
March 29, 2010

 Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
Independent Tankers Corporation

We have audited the combined statements of operations, cash flows and changes in stockholders’ equity of Independent Tankers Corporation (a Cayman Islands Company and wholly owned subsidiary of Frontline Ltd.), and Buckingham Shipping PLC, Caernarfon Shipping PLC, Holyrood Shipping PLC, Sandringham Shipping PLC, Golden State Petro (IOM I-A) PLC, Golden State Petro (IOM I-B) PLC and Calpetro Tankers (Bahamas III) Limited (the “Affiliates”), (collectively, the “Company”) for the year ended December 31, 2007 (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Independent Tankers Corporation and Affiliates for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/Grant Thornton LLP

Grant Thornton LLP
New York, New York
April 9, 2008

Frontline Ltd.
Consolidated Statements of Operations for the years ended December 31, 2009, 2008 and 2007
(in thousands of $, except per share data)
	2009	2008	2007
Operating revenues
Time charter revenues	486,361	602,980	432,813
Bareboat charter revenues	64,526	57,152	57,052
Voyage charter revenues	565,331	1,425,968	801,546
Other income	17,068	17,918	8,516
Total operating revenues	1,133,286	2,104,018	1,299,927
Gain on sale of assets	3,061	142,293	118,168
Operating expenses
Voyage expenses and commission	219,375	592,188	352,451
Ship operating expenses	206,381	213,766	196,258
Profit share expense	33,018	110,962	37,279
Charterhire expenses	169,503	220,170	56,868
Administrative expenses	30,647	35,226	36,410
Depreciation	237,313	223,519	219,638
Total operating expenses	896,237	1,395,831	898,904
Net operating income	240,110	850,480	519,191
Other income (expenses)
Interest income	22,969	41,204	54,316
Interest expense	(160,988)	(183,925)	(204,535)
Equity (losses) earnings of unconsolidated subsidiaries and associated companies	(544)	(901)	573
Foreign currency exchange (loss) gain	(346)	1,565	3,312
Mark to market of derivatives	-	(17,399)	3,530
Impairment of securities	-	(25,134)	-
(Loss) gain on sale of securities	-	(221)	122,120
Dividends received	3,087	1,552	533
Other non-operating items, net	1,545	34,043	4,951
Net other expenses	(134,277)	(149,216)	(15,200)
Net income from continuing operations before income taxes and noncontrolling interest	105,833	701,264	503,991
Income tax expense	(361)	(310)	(419)
Gain on issuance of shares by subsidiaries and associates	-	-	83,566
Net income from continuing operations	105,472	700,954	587,138
Discontinued operations	-	-	5,442
Net income	105,472	700,954	592,580
Net income attributable to noncontrolling interest	(2,771)	(2,184)	(22,162)
Net income attributable to Frontline Ltd.	102,701	698,770	570,418

Earnings per share attributable to Frontline Ltd. stockholders:
Basic earnings per share from continuing operations	$1.32	$9.15	$7.55
Diluted earnings per share from continuing operations	$1.32	$9.14	$7.55

Basic and diluted earnings per share from discontinued operations	-	-	$0.07

Basic earnings per share	$1.32	$9.15	$7.62
Diluted earnings per share	$1.32	$9.14	$7.62

Weighted average shares outstanding, basic	77,859	76,353	74,825
Weighted average shares outstanding, diluted	77,867	76,442	74,867

Cash dividends per share declared	$0.90	$8.25	$8.30

See accompanying Notes that are an integral part of these Consolidated Financial Statements

Frontline Ltd.
Consolidated Balance Sheets as of December 31, 2009 and 2008
(in thousands of $)

	2009	2008
ASSETS
Current Assets
Cash and cash equivalents	82,575	190,819
Restricted cash	429,946	370,078
Marketable securities	62,920	60,138
Trade accounts receivable, net	44,598	60,287
Related party receivables	28,743	11,338
Other receivables	52,135	17,498
Inventories	35,093	42,223
Voyages in progress	32,358	58,032
Prepaid expenses and accrued income	14,675	10,832
Other current assets	139	117
Total current assets	783,182	821,362
Long term assets
Restricted cash	70,075	184,673
Newbuildings	413,968	454,227
Vessels and equipment, net	678,694	438,161
Vessels and equipment under capital lease, net	1,740,666	2,100,717
Investment in unconsolidated subsidiaries and associated companies	3,923	4,467
Deferred charges	4,670	4,081
Long term investments	20,020	20,020
Other long-term assets	20	20
Total assets	3,715,218	4,027,728

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	123,884	293,471
Current portion of obligations under capital leases	285,753	243,293
Related party payables	33,803	47,422
Trade accounts payable	36,574	27,034
Accrued expenses	65,579	71,670
Deferred charter revenue	15,442	16,130
Other current liabilities	44,327	11,910
Total current liabilities	605,362	710,930
Long-term liabilities
Long-term debt	760,698	614,676
Obligations under capital leases	1,579,708	1,969,919
Deferred gains on sales of vessels	12,649	17,954
Other long-term liabilities	6,053	5,395
Total liabilities	2,964,470	3,318,874
Commitments and contingencies

Stockholders’ equity
Share capital (77,858,502 shares outstanding, par value $2.50)	194,646	194,646
Additional paid in capital	221,991	219,036
Contributed surplus	248,360	248,360
Accumulated other comprehensive loss	(1,686)	(5,227)
Retained earnings	78,029	45,402
Total stockholders’ equity	741,340	702,217
Noncontrolling interest	9,408	6,637
Total equity	750,748	708,854
Total liabilities and stockholders’ equity	3,715,218	4,027,728

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline Ltd.
Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007
(in thousands of $)
	2009	2008	2007

Net income	105,472	700,954	592,580
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	237,313	223,519	221,246
Amortization of deferred charges	1,282	550	810
Gain from sale of assets (including securities)	(3,061)	(160,031)	(323,860)
Equity earnings (losses) of unconsolidated subsidiaries and associated companies	544	901	(573)
Unrealized foreign exchange loss (gain)	686	(2,172)	689
Adjustment of derivatives and securities to market value	-	41,379	(3,541)
Other, net	(2,612)	2,223	(1,922)
Changes in operating assets and liabilities, net of effect of acquisitions:
Trade accounts receivable	15,689	(764)	(1,208)
Other receivables	(33,441)	11,746	39,238
Inventories	7,131	13,212	(11,772)
Voyages in progress	25,673	2,447	(17,068)
Prepaid expenses and accrued income	(4,516)	(1,683)	3,341
Trade accounts payable	9,541	10,990	11,646
Accrued expenses	(6,895)	(12,852)	17,241
Deferred charter revenue	(3,382)	3,432	2,441
Related party balances	(30,658)	(466)	19,441
Other, net	2,754	(6,582)	7,483
Net cash provided by operating activities	321,520	826,803	556,212
Investing activities
Maturity (placement) of restricted cash	75,620	(2,579)	12,674
Additions to newbuildings, vessels and equipment	(170,049)	(657,443)	(348,176)
Proceeds from sale of vessels and equipment	2,390	128,264	503,407
Investments in associated companies	-	-	(60,510)
Dividends received from associated companies	-	265	255
Proceeds from sale of investments in associated companies	-	-	116,631
Receipts from capital leases and loans receivable	-	-	5,564
Purchases of other assets	-	(109,360)	(43,375)
Proceeds from sale of other assets	-	3,286	162,392
Proceeds from issuance of shares in subsidiary	-	10,941	-
Sale of subsidiary, net of cash sold	-	-	38,308
Cash effect of deconsolidation of subsidiary	-	-	(146,435)
Net cash (used in) provided by investing activities	(92,039)	(626,626)	240,735
Financing activities
Proceeds from long-term debt	243,771	520,178	127,188
Repayments of long-term debt	(267,336)	(87,370)	(165,108)
Payment of obligations under capital leases	(241,198)	(171,900)	(130,362)
Debt fees paid	(2,888)	(4,928)	(1,406)
Net proceeds from share issuances	-	208,123	-
Cash dividends paid (including payments to noncontrolling interest)	(70,074)	(641,893)	(656,008)
Net cash used in financing activities	(337,725)	(177,790)	(825,696)
Net (decrease) increase in cash and cash equivalents	(108,244)	22,387	(28,749)
Cash and cash equivalents at beginning of year	190,819	168,432	197,181
Cash and cash equivalents at end of year	82,575	190,819	168,432
Supplemental disclosure of cash flow information:
Interest paid, net of interest capitalized	186,873	202,840	206,495
Income taxes paid	383	372	215

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline Ltd.
Consolidated Statements of Changes in Stockholders’ Equity for the years ended December 31, 2009, 2008 and 2007
(in thousands of $, except number of shares)
	2009	2008	2007
NUMBER OF SHARES OUTSTANDING
Balance at beginning of year	77,858,502	74,825,169	74,825,169
Shares issued	-	3,033,333	-
Balance at the end of the year	77,858,502	77,858,502	74,825,169

SHARE CAPITAL
Balance at beginning of year	194,646	187,063	187,063
Shares issued	-	7,583	-
Balance at end of year	194,646	194,646	187,063

ADDITIONAL PAID IN CAPITAL
Balance at beginning of year	219,036	14,242	494,067
Shares issued	-	200,539	-
Stock option expense	2,955	4,255	962
Transfer to contributed surplus	-	-	(480,787)
Balance at end of year	221,991	219,036	14,242

CONTRIBUTED SURPLUS
Balance at beginning of year	248,360	248,360	(8,145)
Cash dividends	-	-	(212,896)
Noncontrolling interest in deemed equity contributions and deemed dividends	-	-	(11,386)
Transfer from additional paid in capital	-	-	480,787
Balance at end of year	248,360	248,360	248,360

ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance at beginning of year	(5,227)	(3,696)	(4,425)
Other comprehensive income (loss)	3,541	(1,531)	729
Balance at end of year	(1,686)	(5,227)	(3,696)

RETAINED EARNINGS
Balance at beginning of year	45,402	-	-
Net income	102,701	698,770	570,418
Cash dividends	(70,074)	(641,893)	(408,196)
Stock dividends	-	(11,475)	(162,222)
Balance at end of year	78,029	45,402	-

TOTAL EQUITY ATTRIBUTABLE TO FRONTLINE LTD.	741,340	702,217	445,969
NONCONTROLLING INTEREST
Balance at beginning of year	6,637	-	541,122
Net income	2,771	2,184	22,162
Deemed equity contributions and deemed dividends	-	-	11,386
Deconsolidation adjustments	-	-	(574,670)
Partial spin-off of ITCL	-	4,453	-
Balance at end of year	9,408	6,637	-
TOTAL EQUITY	750,748	708,854	445,969

See accompanying Notes that are an integral part of these Consolidated Financial Statements

Frontline Ltd.
Consolidated Statements of Comprehensive Income for the years ended December 31, 2009, 2008 and 2007
(in thousands of $, except number of shares)

	2009	2008	2007

COMPREHENSIVE INCOME (LOSS), NET OF TAX
Net income attributable to Frontline Ltd.	102,701	698,770	570,418
Unrealised gains (losses) from marketable securities	2,782	(219)	(595)
Foreign currency translation	759	(1,312)	1,324
Other comprehensive income (loss), net of tax	3,541	(1,531)	729
Comprehensive income	106,242	697,239	571,147

Comprehensive income attributable to:
Stockholders of Frontline Ltd.	103,471	695,055	548,985
Noncontrolling interest	2,771	2,184	22,162
	106,242	697,239	571,147

See accompanying Notes that are an integral part of these Consolidated Financial Statements

Frontline Ltd.
Notes to the Consolidated Financial Statements

1.	GENERAL

Frontline Ltd. (the “Company” or “Frontline”) is a Bermuda based shipping company engaged primarily in the ownership and operation of oil tankers and oil/bulk/ore (“OBO”) carriers, which are currently configured to carry dry cargo. The Company operates oil tankers of two sizes: very large crude carriers (“VLCCs”) which are between 200,000 and 320,000 deadweight tons (“dwt”), and Suezmaxes, which are vessels between 120,000 and 170,000 dwt. The Company operates primarily through subsidiaries and partnerships located in Bermuda, Isle of Man, Liberia, Norway, Singapore, Cayman Islands, the United Kingdom and the Bahamas. The Company is also involved in the charter, purchase and sale of vessels.

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

Since May 2004, the Company has distributed its holding of Ship Finance to its shareholders and in March 2007, the Company distributed the majority of its remaining 11.1% shareholding to its shareholders. The Company still holds 73,383 shares in Ship Finance which represents 0.01% of Ship Finance’s total shares. Prior to the final distribution of shares in March 2007, the Company consolidated Ship Finance under the provisions of FASB Interpretation No. 46 (revised December 2003) Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (“FIN46(R)”), (codified in ASC 810). Subsequent to the distribution in March 2007, the Company no longer consolidates Ship Finance.

In January 2007, the Company’s wholly owned subsidiary Sealift Ltd (“Sealift”) completed a private placement raising $180.0 million in equity. The Company participated by investing $60.0 million and as a result of the private placement, its shareholding was reduced to 33.3%. The Company consequently began accounting for its investment under the equity method. Sealift used the proceeds from the private placement along with the proceeds from a $110.0 million bond facility, $120.0 million of a $240.0 million term loan facility and short-term sellers credit of $80 million from the Company, to acquire from the Company four single hull vessels to be converted to heavy lift vessels and two Suezmax vessels. The private placement discussed above was conditional on the acquisition of the assets described above being effective and the sellers credit was payable to the Company upon the completion and delivery of each of the last two converted vessels with $40 million allocated to each vessel. In May 2007, Sealift acquired Dockwise Ltd (“Dockwise”) and immediately completed another private placement for 39.8 million shares, of which the Company subscribed for five million shares. The Company’s investment was reduced to 17.1% as a result of these transactions. In July 2007, Sealift changed its name to Dockwise. In October 2007, the Company sold its entire shareholding in Dockwise.

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

In February 2008, Frontline spun off 17.53% of its holding in its subsidiary Independent Tankers Corporation Limited (“ITCL”) to Frontline shareholders in conjunction with the listing of ITCL on the Norwegian over-the-counter (“OTC”) market. Frontline recorded a gain of $18.0 million in the first quarter of 2008 as a result of this spin off. This was reported in other non-operating items.

2.	ACCOUNTING POLICIES

Basis of accounting
The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The consolidated financial statements include the assets and liabilities of the Company and its subsidiaries and certain variable interest entities in which the Company is deemed to be the primary beneficiary.  All intercompany balances and transactions have been eliminated on consolidation. The 2008 and 2007 financial information has been recast to reflect the adoption of an accounting pronouncement, which changed the presentation of noncontrolling interest. Certain amounts in the consolidated statements of cash flows for the years ended December 31, 2008 and 2007 have been reclassified to conform to the 2009 presentation.

A variable interest entity (“VIE”) is a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including: decision making ability and an interest in the entity's residual risks and rewards or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or  where (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity's activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights. FIN46(R) (codified in ASC 810) requires a variable interest entity to be consolidated if any of its interest holders are entitled to a majority of the entity's residual return or are exposed to a majority of its expected losses.

The Company accounts for all business combinations by the purchase method in accordance with Financial Accounting Standard No. 141(R), Business Combinations (codified in ASC 805). The Company assesses whether it has purchased a business or a group of assets, in accordance with Emerging Issues Task Force (“EITF”) 98-3: Determining Whether a Transaction Is an Exchange of Similar Productive Assets or a Business Combination. The Company ascertains the cost of the asset (or net asset) group and allocates that cost to the individual assets (or individual assets and liabilities) that make up the group in accordance with this guidance.  A portion of the cost of the group of assets is then assigned to each individual asset (or assets) acquired on the basis of its fair value.

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

We evaluated all of our activity through the issue date of these financial statements and concluded that no subsequent events have occurred that would require recognition in the financial statements or additional disclosure in the Notes to Consolidated Financial Statements.

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

Marketable securities
Marketable equity securities held by the Company are considered to be available-for-sale securities and as such are carried at fair value. Any resulting unrealized gains and losses, net of deferred taxes if any, are recorded as a separate component of other comprehensive income in stockholders’ equity unless the securities are considered to be other than temporarily impaired, in which case unrealized losses are recorded in the income statement.

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

Each lease payment is allocated between liability and capital charges to achieve a constant rate on the capital balance outstanding. The interest element of the capital cost is charged to the income statement over the lease period.

Depreciation of vessels and equipment under capital lease is included within “depreciation and amortization expense” in the consolidated statement of operations. Vessels and equipment under capital lease are depreciated on a straight-line basis over the vessels’ remaining economic useful lives or on a straight-line basis over the term of the lease. The method applied is determined by the criteria by which the lease has been assessed to be a capital lease.

Vessel residual values – owned vessels and vessels under capital leases
On July 1, 2009, the Company effected a change in estimate related to the estimated scrap rate for all of its owned vessels  and for leased vessels where the Company has an interest in the residual value. The scrap rate was amended from an average of $222 per lightweight tonne to $281 per lightweight tonne for VLCC’s and from an average of $378 per lightweight tonne to $281 per lightweight tonne for Suezmax’s. The resulting change in salvage values has been applied prospectively and reduced depreciation by approximately $0.1 million for the six months ended December 31, 2009. This change also resulted in an increase in net income of approximately $0.1 million with no impact in earnings per share for the year ended December 31, 2009.

Newbuildings
The carrying value of the vessels under construction (“Newbuildings”) represents the accumulated costs to the balance sheet date which the Company has had to pay by way of purchase installments and other capital expenditures together with capitalized interest and associated finance costs. No charge for depreciation is made until the vessel is available for use.

Interest expense
Interest costs are expensed as incurred except for interest costs that are capitalized. Interest is capitalized on all qualifying assets that require a period of time to get them ready for their intended use. Qualifying assets consist of vessels constructed for the Company’s own use.

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

Deferred charges
Loan costs, including debt arrangement fees, are capitalized and amortized on a straight-line basis over the term of the relevant loan. The straight line basis of amortization approximates the effective interest method in the Company’s consolidated statement of operations. Amortization of loan costs is included in interest expense.  If a loan is repaid early, any unamortized portion of the related deferred charges is charged against income in the period in which the loan is repaid.

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

Revenues and voyage expenses of the vessels operating in pool arrangements are pooled and the resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula.  Formulae used to allocate net pool revenues vary among different pools but generally allocate revenues to pool participants on the basis of the number of days a vessel operates in the pool with weighting adjustments made to reflect vessels’ differing capacities and performance capabilities.  The same revenue and expense principles stated above are applied in determining the pool’s net pool revenues.  Certain pools are responsible for paying voyage expenses and distribute net pool revenues to the participants.  Certain pools require the participants to pay and account for voyage expenses, and distribute gross pool revenues to the participants such that the participants’ resulting net pool revenues are equal to net pool revenues calculated according to the agreed formula.  Revenues allocated by these pools are included in voyage charter revenues in the consolidated statements of operations.

Gain on sale of assets
Gain on sale of assets includes gains from the sale of vessels, gains from the termination of leases and gains from the sale of heavy lift conversion projects. Gains from the sale of assets are recognized when the vessel has been delivered and all risks have been transferred and are determined by comparing the proceeds received with the carrying value of the vessel. Gains from the termination of leases are recognized when the lease is effectively terminated and the vessel has been redelivered to the owner. Gains from sale of heavy lift conversion projects are recognized as each converted vessel is delivered.  The amount recognized is the gain allocated to each vessel that is not contingent upon future events.  Deferred gains are recorded as Current or Long-term Liabilities as applicable.

Drydocking
Normal vessel repair and maintenance costs are expensed when incurred. The Company recognizes the cost of a drydocking at the time the drydocking takes place, that is, it applies the “expense as incurred” method.

Derivatives
The Company may enter into interest rate swap transactions to hedge a portion of its exposure to floating interest rates. These transactions involve the conversion of floating rates into fixed rates over the life of the transactions without an exchange of underlying principal. The fair values of the interest rate swap contracts are recognized as assets or liabilities with changes in fair values recognized in “interest expense” in the consolidated statements of operations unless related to discontinued operations, in which case these are shown in “discontinued operations”.

The Company may enter into forward freight contracts and options in order to hedge exposure to the spot market for certain trade routes and in some cases, for speculative purposes. These transactions involve entering into a contract to swap theoretical market index based voyage revenues for a fixed daily rate. The fair values of the forward freight contracts are recognized as assets or liabilities with changes in fair values recognized in “mark to market of derivatives” in the consolidated statements of operations.

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

Share-based payments
The Company accounts for share based payments in accordance with SFAS 123(R) Share-Based Payments (“FAS 123(R)”) (codified in ASC 718). Accordingly, the Company expenses the fair value of stock options issued to employees over the period in which the options vest.

Earnings per share
Basic earnings per share (“EPS”) is computed based on the income available to common stockholders and the weighted average number of shares outstanding for basic EPS. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

Issuance of shares by a subsidiary/ associate
The Company recognizes a profit when its subsidiary or associate issues stock to third parties at a price per share in excess of its carrying amount if such profit is realizable.  If such profit is not realizable, it is recorded as an increase to contributed surplus.  Following the issuance of FAS 141(R), (codified in ASC 805), applied prospectively from January 1, 2009, the effect of changes in ownership interest arising on consolidated subsidiaries are treated as equity transactions. Only gains or losses arising on deconsolidation will be recognized in the consolidated statements of operations.

3.	RECENT ACCOUNTING PRONOUNCEMENTS

In December 2007, the Financial Accounting Standards Board (‘FASB’) issued Statements No. 141(R), Business Combinations, (“FAS 141(R)”), (codified in ASC 805), and No. 160 Noncontrolling Interests in Consolidated Financial Statements, (“FAS 160”), (codified in ASC 810). Together these statements can affect the way companies account for future business combinations and noncontrolling interests. ASC 805 requires, amongst other changes, recognition of subsequent changes in the fair value of contingent consideration in the Statement of Operations rather than against Goodwill, and transaction costs to be recognized immediately in the Statement of Operations. ASC 810-10-65-1 clarifies the classification of noncontrolling interests in consolidated balance sheets and the accounting for and reporting of transactions between the reporting entity and holders of such noncontrolling interests. In particular the noncontrolling interest in subsidiaries should be presented in the consolidated balance sheet within equity, but separate from the parent’s equity. Similarly the amount of net income attributable to the parent and to the minority interest be clearly identified and presented on the consolidated statement of income.  Both these Statements are effective for transactions completed in fiscal years beginning after December 15, 2008. Adoption of these Statements by the Company in the financial statements beginning January 1, 2009 did not have a material effect on the Company’s consolidated financial statements except that noncontrolling interests is classified as a component of equity.

In April 2009, the FASB issued FSP FAS 107-1 and APB 28-1 Guidance on Interim Fair Value Disclosures, (codified in ASC 825), which expands the fair value disclosures required for all financial instruments within the scope of this topic to interim periods for publicly traded entities. Entities must disclose the method(s) and significant assumption used to estimate the fair value of financial instruments in financial statements on an interim basis and to highlight any changes in the methods and significant assumptions from prior periods. The guidance is effective for interim and annual periods ending after June 15, 2009 and adoption of this FSP did not have a material effect on our consolidated financial statements.

In April 2009, the FASB issued FSP FAS 115-2 Recognition and Presentation of Other-Than-Temporary Impairments, (codified in ASC 320) which provides additional guidance to highlight and expand on the factors that should be considered in estimating fair value when there has been a significant decrease in market activity for a financial asset.  The guidance is effective for interim and annual periods ending after June 15, 2009. Adoption of this FSP did not have a material effect on our consolidated financial statements.

In May 2009, the FASB issued Statement No. 165 Subsequent Events, (“FAS 165”), (codified in ASC 855). This Statement provides guidance on management’s assessment of subsequent events. The guidance clarifies that management must evaluate, as of each reporting period, events or transactions that occur after the balance sheet date “through the date that the financial statements are issued or are available to be issued.” Management must perform its assessment for both interim and annual financial reporting periods. The new guidance is effective prospectively for interim and annual periods ending after June 15, 2009. Adoption of the Statement did not have a material effect on the Company’s consolidated financial statements. In February 2010, the FASB amended the subsequent events guidance issued in May 2009 to remove the requirement for SEC filers to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. The amendment is effective upon issuance. The adoption of this guidance did not have a material effect on our consolidated financial statements.

 In June 2009, the FASB issued Statement No. 168, Statement on Codification and Hierarchy of Generally Accepted Accounting Principles, (‘FAS 168’), (codified in ASC 105). The Statement is a replacement for FAS 162. The GAAP hierarchy will be modified to include only two levels of GAAP; authoritative and nonauthoritative. The Statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of this Statement did not have a material effect on the Company’s consolidated financial statements.

In June 2009, the FASB issued Statement No. 167, Amendments to FASB Interpretation No. 46(R) (“FAS 167”) (codified in ASC 810). The amended guidance requires companies to qualitatively assess the determination of the primary beneficiary of a variable-interest entities (“VIEs”) based on whether the entity (1) has the power to direct the activities of the VIE that most significantly impact the entity’s economic performance and (2) has the obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE. It also requires additional disclosures for any enterprise that holds a variable interest in a VIE. The new accounting and disclosure requirements become effective for the Company from January 1, 2010. The Company is currently assessing the impact of this amendment on its consolidated financial statements.

4.	DECONSOLIDATION OF SHIP FINANCE

The Company distributed the majority of its remaining shareholding of Ship Finance in March 2007 and no longer consolidates Ship Finance as of March 31, 2007. FIN 46(R) (codified in ASC 810) was applied to Ship Finance as a holding company and to each of its subsidiaries. The Company was determined to be the primary beneficiary of the holding company Ship Finance as a result of the variable interests held by the Company and its related parties. Consequently, Ship Finance and its subsidiaries were consolidated until Frontline distributed the majority of its remaining shares in Ship Finance.

Under this guidance, the primary beneficiary should reconsider whether it is still the primary beneficiary if it sells or otherwise disposes of its variable interests to unrelated parties. As such, the Company’s distribution of shares in March is a reconsideration event and it was determined that the Company was no longer the primary beneficiary of Ship Finance. Accordingly, the Company is no longer consolidating Ship Finance as of March 31, 2007.

Prior to the deconsolidation of Ship Finance, items of expenditure incurred by Ship Finance which have been recorded in the Company’s consolidated statement of cash flows for the year ended December 31, 2007 include:

•	Purchase of the container ship Horizon Hawk for $56.8 million
•	Payments totaling $126.5 million relating to Ship Finance’s second jack up rig West Prospero
•	Cash from debt draw downs totaling $127.2 million
•	Debt repayments totaling $122.4 million

5.	SEGMENT INFORMATION

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

The Company operates in two markets, the wet market whereby crude oil is transported, and the dry market whereby dry cargo is transported. An analysis of revenues from these services is as follows:

(in thousands of $)	2009	2008	2007
Total operating revenues – wet market	989,773	1,955,427	1,171,000
Total operating revenues – dry market	124,983	130,228	120,170

During the year ended December 31, 2009, the Company reported total revenue from one customer of $250.1 million which represented approximately 22% of consolidated operating revenues (2008: one customer which represented approximately 20% and 2007: one customer which represented approximately 19%). No other customers represent more than 10% of consolidated operating revenues for the periods presented.

6.	INCOME TAXES

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

Other Jurisdictions
Certain of the Company’s subsidiaries in Singapore, Norway and the United Kingdom are subject to income tax in their respective jurisdictions. The tax paid by subsidiaries of the Company that are subject to income tax is not material.

The Company adopted FASB Interpretation No. 48 Accounting for Uncertainty in Income Taxes (“FIN 48”), (codified in ASC 740) on January 1, 2007. The Company has not recognized any additional liabilities or expenses under ASC 740 for 2009 or 2008 and does not have any unrecognized tax benefits, material accrued interest or penalties relating to income taxes.

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

The components of the numerator for the calculation of basic EPS and diluted EPS for net income from continuing operations and net income are as follows:

(in thousands of $)	2009	2008	2007
Net income from continuing operations attributable to Frontline Ltd.	102,701	698,770	564,976
Discontinued operations	-	-	5,442
Net income attributable to Frontline Ltd.	102,701	698,770	570,418

The components of the denominator for the calculation of basic EPS and diluted EPS are as follows:

(in thousands)	2009	2008	2007
Weighted average number of ordinary shares outstanding - basic	77,859	76,353	74,825
Stock options	8	89	42
Weighted average number of ordinary shares outstanding - diluted	77,867	76,442	74,867

There were no anti-dilutive options in 2009, 2008 and 2007.

The effect on EPS related to discontinued operations is as follows:

(in thousands of $)	2009	2008	2007
Discontinued operations – containers and rigs	-	-	5,442
Basic and diluted EPS – containers and rigs	-	-	$0.07

8.	LEASES

As of December 31, 2009, the Company leased in fifty vessels on long-term time charters and bareboat charters from third parties and related parties.  Four of these leases are classified as operating leases and forty-six as capital leases. In addition to these, eight Suezmax vessels were leased in at floating charter rates and can be terminated by giving one month written notice and a further three are leased on short-term fixed rate charters. With the exception of the Company’s long-term leases with Ship Finance, the Company’s long-term leases of vessels generally contain optional renewal periods and purchase and put options.

Rental expense

Charter hire payments to third parties for certain contracted-in vessels are accounted for as operating leases. The Company is also committed to make rental payments under operating leases for office premises. The future minimum rental payments under the Company’s non-cancellable operating leases are as follows:

(in thousands of $)
Year ending December 31,
2010	73,102
2011	33,244
2012	6,714
2013	1,739
2014	1,601
2015 and later	1,423
Total minimum lease payments	117,823

Total rental expense for operating leases was $171.5 million, $222.2 million and $59.0 million for the years ended December 31, 2009, 2008 and 2007, respectively.

The following table discloses information about the terms of the Company’s long-term leases for vessels contracted in which are accounted for as operating leases:

Vessel Type	Expiry of Mandatory Lease Period	Extended Lease Periods at Lessor’s Option	Extended Lease Periods at Company’s Option	Company’s Purchase Option Periods	Lessor’s Put Option Exercise Date
Front Warrior (Suezmax)	2007	2008-2011	2010-2011	2007- 2011	2011
Hampstead (VLCC)	2012	none	none	none	none
Kensington (VLCC)	2011	none	none	none	none

The lease for Front Warrior was extended for an additional two years at the lessor’s option on January 1, 2008. The lease for Front Warrior was extended for a further two year period (2010-11) at the Company’s option on December 31, 2008. The minimum lease payments for this optional period have been included in the analysis above.

A liability for put options on vessels leased on operating leases is recorded at such time that market conditions make it likely that a put option will be exercised on the exercise date.  A liability is recognized based on the amount, if any, by which the put option price exceeds the fair market value of the related vessel. As of December 31, 2009, no such liability had arisen.

Six of the vessels leased by the Company are leased from special purpose lessor entities which were established and are owned by independent third parties who provide financing through debt and equity participation. Each entity owns one vessel, which is leased to the Company, and has no other activities.  Prior to the adoption of FIN 46(R) (codified in ASC 810), these special purpose entities were not consolidated by Frontline. One of these leases is accounted for as an operating lease and five of these leases are accounted for as capital leases.  The Company has determined that due to the existence of certain put and call options over the leased vessels, these entities are variable interest entities.  The determination of the primary beneficiary of a variable interest entity requires knowledge of the participations in the equity of that entity by individual and related equity holders.  Our lease agreements with the leasing entities do not give us any right to obtain this information and the Company has been unable to obtain this information by other means.  Accordingly the Company is unable to determine the primary beneficiary of these leasing entities. As of December 31, 2009, the original cost to the lessor of the assets under such arrangements was $383.0 million (2008: $618.5 million). As of December 31, 2009 and 2008, the Company's residual value guarantees associated with these leases, which represent the maximum exposure to loss, are $55.0 million and $85.0 million, respectively.

The following table discloses information about the Company’s activity with these non-consolidated lessor entities in the three year period ended December 31, 2009:

(in thousands of $)	2009	2008	2007
Repayments of principal obligations under capital leases	35,215	32,599	28,857
Interest expense for capital leases	27,202	29,807	32,605
Charterhire expense for operating leases	5,963	6,064	5,311

Rental income

The minimum future revenues to be received on time and bareboat charters which are accounted for as operating leases and other contractually committed income as of December 31, 2009 are as follows:

(in thousands of $)
2010	276,552
2011	158,031
2012	77,741
2013	42,720
2014	3,578
2015 and later	-
Total minimum lease revenues	558,622

As of December 31, 2009, the Company leased out 37 of its vessels to third parties on time and bareboat charters with initial periods ranging between four months and eleven years. All of these vessels are leased out on operating leases.

The cost and accumulated depreciation of the vessels leased to third parties as of December 31, 2009 were approximately $2,066.1 million and $704.3 million, respectively, and as of December 31, 2008 were approximately $2,069.6 million and $597.8 million, respectively. Three of the vessels currently leased to third parties are leased in on operating leases by the Company.

9.	MARKETABLE SECURITIES

Marketable securities held by the Company are equity securities considered to be available-for-sale securities.

(in thousands of $)	2009	2008
Cost	85,815	85,815
Accumulated other-than-temporary impairment	(25,134)	(25,134)
Accumulated net unrealized gain (loss)	2,239	(543)
Fair value	62,920	60,138

An other-than-temporary impairment was recorded against securities held in Overseas Shipholding Group Inc. (“OSG”) and the OSG shares were written down to fair value of $59.3 million as of December 31, 2008.  This other-than-temporary impairment was recorded in “Impairment of securities”. Net unrealized gain on marketable securities, including a component of foreign currency translation, included in comprehensive income is $2.2 million (2008 – net unrealized loss of $0.5 million).

(in thousands of $)	2009	2008	2007
Proceeds from sale of available-for-sale securities	-	3,286	162,392
Realized gain (including amounts classified in discontinued operations)	-	-	49,023
Realized loss (including amounts classified in discontinued operations)	-	(221)	(40)

The cost of sale of available-for-sale marketable securities is calculated on an average cost basis. Realized gains and losses are recorded as gain on sale of securities in the consolidated statement of operations.

10.	TRADE ACCOUNTS RECEIVABLE, NET

Trade accounts receivable are presented net of allowances for doubtful accounts relating to freight and demurrage claims amounting to $2.1 million and $3.2 million as of December 31, 2009 and 2008, respectively.

11.	OTHER RECEIVABLES

(in thousands of $)	2009	2008
Agent receivables	3,074	2,751
Claims receivables	6,740	5,098
Deposit for newbuilding installment	27,986	-
Other receivables	14,335	9,649
	52,135	17,498

Other receivables are presented net of allowances for doubtful accounts amounting to $nil and $nil as of December 31, 2009 and 2008 respectively.

12.	LONG-TERM INVESTMENTS

(in thousands of $)	2009	2008
Investment in Navig8	20,020	20,020

The investment in Navig8 consists of preference shares and ordinary shares shown at cost. The Company has a 15.8% voting interest in Navig8. Both the preference shares and ordinary shares are unlisted.

13.	NEWBUILDINGS

(in thousands of $)	2009	2008
Newbuildings	413,968	454,227

The carrying value of newbuildings represents the accumulated costs which the Company has paid by way of purchase installments and other capital expenditures together with capitalized loan interest.  Interest capitalized in the cost of newbuildings amounted to $22.7 million in 2009 (2008: $18.0 million, 2007: $10.4 million).

As of December 31, 2009, there were ten newbuilding contracts representing costs of $414.0 million. During 2009 six newbuilding contracts were cancelled with the associated costs being transferred to four of the remaining contracts. Two contracts were completed during 2009. The VLCC Front Kathrine was delivered on January 8, 2009 at a total cost of $110.2 million and the VLCC Front Queen was delivered on May 18, 2009 at a total cost of $110.4 million. These costs are now included within Vessels and Equipment, net. As of December 31, 2008 there were eighteen newbuilding contracts representing costs of $454.2 million.

14.	VESSELS AND EQUIPMENT, NET

(in thousands of $)	2009	2008
Cost	799,023	519,016
Accumulated depreciation	(120,329)	(80,855)
Net book value at end of year	678,694	438,161

Included in the above amounts as of December 31, 2009 and 2008 is equipment with a net book value of $2.4 million and $2.4 million, respectively.

During 2009, the Company took delivery of two VLCC double hull newbuildings at a cost of $220.6 million, and purchased a secondhand VLCC double hull vessel which was previously accounted for as a vessel under capital lease.

In 2008, the Company purchased five second hand Suezmax double hull vessels at a cost of $247.3 million.

Depreciation expense for vessels and equipment was $38.8 million, $17.1 million and $46.3 million for the years ended December 31, 2009, 2008 and 2007, respectively, including amounts recorded in discontinued operations. Depreciation expense for the year ended December 31, 2007 includes $32.1 million relating to vessels leased from Ship Finance, which are now accounted for as vessels under capital leases.

15.	VESSELS UNDER CAPITAL LEASE, NET

(in thousands of $)	2009	2008
Cost	2,763,382	3,099,974
Accumulated depreciation	(1,022,716)	(999,257)
Net book value at end of year	1,740,666	2,100,717

Depreciation expense for vessels under capital lease was $198.5 million, $206.4 million and $174.9 million for the years ended December 31, 2009, 2008 and 2007, respectively.

The outstanding obligations under capital leases are payable as follows:

(in thousands of $)
Year ending December 31,
2010	405,253
2011	299,765
2012	217,142
2013	214,392
2014	212,436
2015 and later	1,221,308
Minimum lease payments	2,570,296
Less: imputed interest	(704,835)
Present value of obligations under capital leases	1,865,461

As of December 31, 2009, the Company held 46 vessels under capital leases (2008 – 51 vessels), of which 38 (2008 – 39 vessels), are leased from Ship Finance. These leases are for initial terms that range from 6 to 22 years. The remaining periods on these leases at December 31, 2009 range from 5 days to 17 years.

The Company has purchase options over five of these vessels at certain specified dates and the lessor has options to put these vessels to the Company at the end of the lease term. Gains arising from the sale and leaseback transactions have been deferred and are being amortized over the lease terms. The leases on three of these vessels were terminated in December 2009 and the Company did not exercise the purchase options on them. These three vessels are being chartered in for a minimum period of eleven months from January 1, 2010 and are being accounted for as operating leases. A gain of $24.9 million arising on the termination of these three capital leases has been deferred and will be recognized over the minimum lease period in 2010. This deferred gain is included in Other Current Liabilities.

On January 2, 2009 the lease agreement between Buckingham Shipping Plc, a subsidiary of ITCL, and Dresdner Kleinwort Leasing was terminated and the outstanding lease obligation was settled in full using restricted cash. At January 2, 2009 the total obligation including accrued interest that was settled from resticted cash funds was $69.7 million. The vessel was sold to another subsidiary of ITCL on January 2, 2009 and was, therefore, transferred from leased to owned vessels at net book value.

The following table discloses information about the terms of the Company’s capital leases for vessels excluding those leased from Ship Finance:

Vessel Type	Expiry of Mandatory Lease Period	Extended Lease Periods at Lessor’s Option	Company’s Purchase Option Periods	Lessor’s Put Option Exercise Date

Front Eagle (VLCC)	2013	2014-2015	2010 to 2015	2015
Front Melody (Suezmax)	2011	2012-2015	2011 to 2015	2015
Front Symphony (Suezmax)	2011	2012-2015	2011 to 2015	2015
Front Tina (VLCC)	2011	2012-2015	2011 to 2015	2015
Front Commodore (VLCC)	2011	2012-2015	2011 to 2015	2015
British Progress (VLCC)	2010	none	Note (1)(2)	None
British Purpose (VLCC)	2010	none	Note (1)(3)	None
British Pride (VLCC)	2011	none	Note (1)(4)	None

Put options on vessels leased under leases classified as capital leases are recorded as part of the lease’s minimum lease payments.  Lease liabilities are amortized so that the remaining balance at the date the put option becomes exercisable is equal to the put option amount.  An additional liability is recognized based on the amount, if any, by which the put option price exceeds the fair market value of the related vessel. As of December 31, 2009 no such additional liability had arisen.

Note 1.	The Company does not have options to purchase the vessel but it has first refusal if the vessel’s owner offers the vessel for sale.

Note 2.	The capital lease for the British Progress was terminated on January 15, 2010.

Note 3.	On March 12, 2010, the lessor gave notice that it will terminate the capital lease for the British Purpose on July 15, 2010.

Note 4.	The lessor has the right to terminate the lease for the British Pride at the end of the fixed period being July 30, 2011.

The Company’s capital leases for vessels leased from Ship Finance are long-term, fixed rate leases, which extend for various periods depending on the age of the vessels. The following table discloses information about the terms of these leases:

Vessel Type	Expiry of Mandatory Lease Period	Company’s Optional Termination Date	Company’s Purchase Option Periods	Lessor’s Put Option Exercise Date
OBO (8 vessels)	2015	none	none	none
Non double hull Suezmax and VLCC (6 vessels)	2013	2010	none	none
Double hull Suezmax (6 vessels)	2018-2025	none	none	none
Double hull VLCC (18 vessels)	2016-2027	none	none	none

In conjunction to the leases with Ship Finance, the Company has also entered into charter ancillary agreements whereby the Company agrees to pay Ship Finance a profit sharing payment equal to 20% of the charter revenues earned by the Company in excess of the daily base charterhire paid to Ship Finance. Subsequent to 2010, non-double hull vessels will be excluded from this profit sharing calculation. In the year ended December 31, 2009, total profit share due to Ship Finance was $33.0 million (2008: $111.0 million).

The Company is obligated to ensure that a charter service reserve be held which can only be used to make charter payments to Ship Finance and for reasonable working capital purposes to meet short-term voyage expenses. The charter reserve is based on the number of vessels that the Company charters from Ship Finance. As of December 31, 2009, the total charter service reserve is $184.3 million (2008: $216.1 million) and the balance is recorded as restricted cash in the Company’s consolidated balance sheet.

16.	EQUITY METHOD INVESTMENTS

As of December 31, the Company had the following participation in investments that are recorded using the equity method:

	2009	2008
Front Tobago Shipping Corporation	40%	40%
CalPetro Tankers (Bahamas I) Limited	100%	100%
CalPetro Tankers (Bahamas II) Limited	100%	100%
CalPetro Tankers (IOM) Limited	100%	100%

Golden Fountain Corporation was liquidated during the year ended December 31, 2008 and the Company received a final dividend on liquidation of $0.1 million.

Summarized balance sheet information of investees which the Company accounts for under the equity method as of December 31, is as follows:

(in thousands of $)	2009	2008
Current assets	18,137	18,518
Non current assets	44,904	54,712
Current liabilities	10,843	11,083
Non current liabilities	47,629	57,155

Summarized statement of operations information of investees which the Company accounts for under the equity method as for the three years ended December 31, is as follows:

(in thousands of $)	2009	2008	2007
Net operating revenues	5,047	5,836	35,020
Net operating income	4,694	5,493	5,197
Net (loss) income	(544)	(483)	5,232

Dividends totaling $nil were received from equity method investees in the year ended December 31, 2009 (2008: $0.3 million)

The Company has determined that under FIN 46(R) (codified in ASC 810), it is not the primary beneficiary of the VIEs CalPetro Tankers (Bahamas I) Limited (“CalPetro BI”), CalPetro Tankers (Bahamas II) Limited (“CalPetro BII”) and CalPetro Tankers (IOM) Limited (“CalPetro IOM”) and as such, these entities are being accounted for under the equity method. These companies were incorporated in 1994 for the purpose of acquiring three oil tankers from Chevron Transport Corporation (“Chevron”) and concurrently charter these vessels back to Chevron on long-term charter agreements. The companies were acquired by Independent Tankers Corporation (“ITC”), a wholly owned subsidiary of ITCL, which in turn is a 82.47% owned subsidiary of the Company. In April 2006, Chevron cancelled its bareboat contract with CalPetro Tankers (Bahamas III) Limited (“CalPetro BIII”). Under FIN 46(R) (codified in ASC 810) this was considered to be a reconsideration event and the Company began consolidating the VIE into its accounts from that date. Prior to this date, CalPetro BIII, was also equity accounted. The Company does not guarantee the debt of these entities and the net assets of the three entities that are not consolidated total $3.3 million (2008: $3.7 million). The Company’s exposure is limited to its share of the net assets of these three entities while the Chevron charters are still in place.  Refer to Note 28. ‘Commitments and Contingencies’.

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

17.	DEFERRED CHARGES

(in thousands of $)	2009	2008
Debt arrangement fees	6,837	4,966
Accumulated amortization	(2,167)	(885)
	4,670	4,081

18.  ACCRUED EXPENSES

(in thousands of $)	2009	2008
Voyage expenses	14,392	14,353
Ship operating expenses	20,966	24,423
Administrative expenses	4,068	4,260
Interest expense	22,456	25,216
Taxes	376	318
Other	3,321	3,100
	65,579	71,670

19.  OTHER CURRENT LIABILITIES

(in thousands of $)	2009	2008
Accrued charterhire	724	718
Deferred gain on termination of capital leases	24,917	-
Newbuilding installment payable	10,460	-
Other	8,226	11,192
	44,327	11,910

The Company terminated three capital leases in December 2009, entering into new operating leases in the same month for the same vessels. The gain on the termination of the capital leases has been deferred and will be recognized over the new minimum lease period, ending December 1, 2010.

20.  DEBT

(in thousands of $)	2009	2008

US Dollar denominated floating rate debt due through 2020	558,121	568,013
US Dollar denominated fixed rate debt:
- Serial Notes: 6.5% to 6.68% due through 2010	1,200	6,300
- First Preferred Mortgage Term Notes: 8.52% due 2015	10,884	11,328
- First Preferred Mortgage Term Notes: 7.84% and 8.04% due through 2021	313,711	321,095
	883,916	906,736
Credit facilities	666	1,411
Total debt	884,582	908,147
Less current portion of long-term debt	(123,884)	(293,471)
	760,698	614,676

The outstanding debt as of December 31, 2009 is repayable as follows:

(in thousands of $)
Year ending December 31,
2010	123,884
2011	63,774
2012	67,827
2013	149,717
2014	43,923
2015 and later	435,457
884,582

The weighted average interest rate for floating rate debt denominated in US dollars was 2.67% as of December 31, 2009 (2008: 4.02%).

In July and August 2008, ITCL, purchased three tranches of the Windsor Petroleum Transport Corporation 7.84% term notes on the open market. The bonds that were repurchased have not been cancelled. The term notes above have been presented net of the bonds owned by ITCL.

US DOLLAR DENOMINATED FLOATING RATE DEBT

$65.0 million term loan facility
In June 2006, the Company entered into a $80.0 million secured term loan facility. The facility bears interest at LIBOR plus a margin. The facility was partially refinanced for $65.0 million in June 2009 and matures in June 2013. The facility contains a minimum value covenant and covenants that require the Company to maintain a minimum level of free cash and positive working capital. At December 31, 2009 the balance outstanding on the loan was $52.9 million.

$21.6 million term loan facility
In July 2008, the Company, through the ITCL group entered into a $21.6 million secured term loan facility. The facility bore interest at LIBOR plus a margin. The facility contained a covenant that requires ITCL to maintain a positive working capital balance and was guaranteed by Geveran Trading Co. Ltd, a related party for an annual fee of 2% of the facility drawn down. This facility was repaid in June 2009.

$50.0 million loan facility
In August 2008, the Company, through ITCL entered into a $50.0 million secured loan facility with $19.0 million drawn down as at December 31, 2008. The remaining facility expired in September 2008. The facility bore interest at LIBOR plus a margin. The facility contained a covenant that requires ITCL to maintain a positive working capital balance and was guaranteed by Geveran Trading Co. Ltd, a related party for an annual fee of 2% of the facility drawn down. This facility was repaid in June 2009.

$33.0 million loan facility
In June 2009, the Company, through ITCL entered into a $33.0 million secured loan facility with the full amount drawn down at the year end. The loan bears interest at LIBOR plus a margin and falls due in June 2010. The facility requires ITCL to maintain a minimum level of free cash, a certain level of market adjusted net worth and positive working capital.

$129.6 million term loan facility
In June 2008, the Company entered into a $129.6 million pre-delivery secured term loan facility. This loan was refinanced in June 2009 and falls due in June 2010. At December 31, 2009 the balance outstanding on the loan was $34.8 million. The loan bears interest at LIBOR plus a margin. The facility contains a minimum value covenant and covenants that require the Company to maintain a minimum level of free cash, a certain level of market adjusted net worth and positive working capital.

$180.0 million term loan facility
In September 2008, the Company entered into a $180.0 million secured term loan facility falling due in September 2013. At December 31, 2009 the balance outstanding on the loan was $136.6 million.. The loan bears interest at LIBOR plus a margin. The facility contains a minimum value covenant and covenants that require the Company to maintain a minimum level of free cash, a certain level of market adjusted net worth and positive working capital.

$420.0 million term loan facility
In June 2008, the Company entered into a $420.0 million pre and post delivery secured term loan facility falling due in 2017. At the year end, the Company had drawn down $257.0 million. This facility bears interest at LIBOR plus a margin. The facility contains a minimum value covenant and covenants that require the Company to maintain a minimum level of free cash, a certain level of market adjusted net worth and positive working capital.

$146.4 million term loan facility
In May 2009, the Company entered into a $146.4 million pre and post delivery secured term loan facility falling due in 2020. At the year end, the Company had drawn down $43.9 million. This facility bears interest at LIBOR plus a margin. The facility contains a minimum value covenant and covenants that require the Company to maintain a minimum level of free cash, a certain level of market adjusted net worth and positive working capital.

US DOLLAR DENOMINATED FIXED RATE DEBT

ITCL is the holding company for three separate structures involved in financing and leasing transactions. One of these structures has Serial Notes with maturity dates through 2010 and all of these structures have Term Notes maturing between 2015 and 2021. The Notes are collateralized by first preferred mortgages on the vessels owned by the ITCL subsidiaries. As of December 31, 2009, the effective interest rate for the Term and Serial Notes was 7.93% (2008 - 7.90%).

7.84% and 8.04% First Preferred Mortgage Term Notes
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

(in thousands of $)
Year ending December 31,
2010	10,422
2011	15,152
2012	19,145
2013	20,700
2014	22,376
2015 and later	225,916
313,711

The Notes include certain covenants that, among other things, prohibit the separate structures from (i) incurring any indebtedness other than the existing Notes and obligations to the respective charterers, and in the case of one of the structures obligations to the lessor and related support bank, (ii) making any investments (other than the prescribed restricted investments), loans or advances outside the current structure or (iii) creating any liens other than to secure its obligations under the Notes and other relevant documents related to the Notes and leasing transactions.

8.52% First Preferred Mortgage Term Notes
Principal is repayable on the 8.52% First Preferred Mortgage Term Notes due 2015 in accordance with a remaining seven year sinking fund schedule. Of the four entities reporting these term loans, only one entity, CalPetro BIII is consolidated as the remaining three entities are accounted for under the equity method under FIN 46(R) (codified in ASC 810). As discussed above, CalPetro BIII’s initial charter with Chevron was terminated on April 1, 2006 and as such, the revised sinking fund redemption amounts and final principal payment is as follows:

(in thousands of $)
Year ending December 31,
2010	730
2011	790
2012	850
2013	930
2014	1,010
2015 and later	6,574
10,884

Assets pledged
(in thousands of $)	2009	2008
Vessels and newbuildings	1,090,310	783,592
Marketable securities	61,920	-
Restricted bank deposits (excluding amounts held in charter service reserve)	315,721	365,151

In addition, the Company has pledged its shares in ITCL and $37.8 million of repurchased bonds in its ITCL subsidiary against its $33.0 million loan facility.

21.  SHARE CAPITAL

Authorized share capital:
(in thousands of $, except share data)	2009	2008
125,000,000 ordinary shares of $2.50 each	312,500	312,500

Issued and fully paid share capital:
(in number of shares)	2009	2008
At January 1	77,858,502	74,825,169
Issued during the year	-	3,033,333
At December 31	77,858,502	77,858,502

(in thousands of $)	2009	2008
At January 1	194,646	187,063
Issued for cash	-	7,583
At December 31	194,646	194,646

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

In September 2008, the Company’s shareholders at the Annual General Meeting approved a stock split which would result in authorized share capital of 625,000,000 ordinary shares of $0.50 per share. No record date was set for the stock split and the stock split had not taken place at December 31, 2009.

22.  ACCUMULATED OTHER COMPREHENSIVE LOSS

The activity in Accumulated Other Comprehensive Loss is summarized as follows:

(in thousands of$)	Unrealized investment gains (losses)	Translation adjustments	Total
Balance at December 31, 2006	271	(4,696)	(4,425)
Translation adjustment for the year	-	1,324	1,324
Net unrealized losses for the year	(324)	-	(324)
Realized losses reclassified to net income	(271)	-	(271)
Balance at December 31, 2007	(324)	(3,372)	(3,696)
Translation adjustment for year	-	(1,312)	(1,312)
Net unrealized losses for the year	(25,574)	-	(25,574)
Other-than-temporary impairment	25,134	-	25,134
Realized gains reclassified to net income	221	-	221
Balance at December 31, 2008	(543)	(4,684)	(5,227)
Translation adjustment for year	-	759	759
Net unrealized gains for the year	2,782	-	2,782
Balance at December 31, 2009	2,239	(3,925)	(1,686)

23.  SHARE OPTION PLANS

In November 2006, the Company’s board of directors approved the Frontline Ltd. Share Option Scheme (the “Frontline Scheme”). In September 2009, this plan was modified and approved at the Company’s Annual General Meeting. The Frontline Scheme permits the board of directors, at its discretion, to grant options to acquire shares in the Company to employees and directors of the Company or its subsidiaries and will expire in November 2016.  The subscription price for all options granted under the scheme will be reduced by the amount of all dividends declared by the Company in the period from the date of grant until the date the option is exercised, provided the subscription price is never reduced below the par value of the share.  Options granted under the scheme will vest at a date determined by the board at the date of the grant.  The options granted under the plan to date vest over a period of one to three years.  There is no maximum number of shares authorized for awards of equity share options and authorized, unissued or treasury shares of the Company may be used to satisfy exercised options.

The Company had previously granted 760,000 options of which 142,000 had been forfeited prior to vesting. During 2009 the remaining 618,000 options were cancelled and concurrently replaced with new options. As prescribed by ASC 718, this has been accounted for as a modification of previous award of equity instruments. In addition, a further grant of options for 45,000 shares was awarded in 2009. The fair value of the option modification and the new options granted is estimated on the date of the modification or new grant using a Black-Scholes option valuation model, with the following assumptions:

	2009	2008
Risk free interest rate	1.35%	2.25%
Expected life	3.5 years	3.5 years
Expected volatility	61%	41%
Expected dividend yield	0%	0%

The risk-free interest rate was estimated using the interest rate on 3 year US treasury zero coupon issues.  The volatility was estimated using historical share price data.  The dividend yield has been estimated at 0% as the exercise price is reduced by all dividends declared by the Company from the date of grant to the exercise date.   It is assumed that 95% of all options granted in 2009 will vest.

The following summarizes share option transactions related to the Frontline Scheme:

(in thousands except per share data)	Number of Options	Weighted Average Exercise Price
Options outstanding as of December 31, 2006	100.0	NOK 238.50
Granted	-	-
Exercised	-	-
Forfeited	-	-
Options outstanding as of December 31, 2007	100.0	NOK 162.36
Granted	760.0	NOK 243.00
Exercised	(33.3)	NOK 135.90
Forfeited	(201.7)	NOK 198.49
Options outstanding as of December 31, 2008	625.0	NOK 208.78
Granted	663.0	NOK 145.00
Exercised	-	-
Forfeited	(7.0)	NOK 205.42
Cancelled	(618.0)	NOK 203.94
Options outstanding as of December 31, 2009	663.0	NOK 144.16
Exercisable options as at:
December 31, 2009	Nil	Nil
December 31, 2008	Nil	Nil
December 31, 2007	33.3	NOK 162.36

The weighted average exercise price is adjusted for dividends in accordance with the terms of the plan. The remaining contractual term for the options outstanding at December 31, 2009, 2008 and 2007, is 4.8 years, 4.2 years and 3.8 years, respectively.

The total fair value of share options vested in the years ended December 31, 2009, 2008 and 2007 was $nil, $nil and $0.5 million, respectively.

The weighted average grant-date fair value of options granted during 2009 is $9.92 per share (2008: $15.37 per share, 2007: $nil). The weighted average modification-date fair value of options modified in 2009 is $3.10 per share (2008: $nil, 2007: $nil). The exercise price of all options is reduced by the amount of dividends declared.

The total incremental cost of options modified in 2009 is $1.8 million which will be recognized as stock compensation expense over the vesting period.

As of December 31, 2009, there was $3.2 million (2008: $4.4 million) in unrecognized compensation cost related to non-vested options granted under the Frontline Scheme.  The compensation expense is recognized over a period of three years in accordance with vesting conditions. Compensation expense recognized in the years ended December 31, 2009, 2008 and 2007 was $3.0 million, $4.3 million and $0.9 million, respectively.

24.  FINANCIAL INSTRUMENTS

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

Forward freight contracts
The Company may enter into forward freight contracts, futures and option contracts in order to manage its exposure to the risk of movements in the spot market for certain trade routes for speculative purposes. Market risk exists to the extent that spot market fluctuations have a negative effect on the Company’s cash flows and consolidated statements of operations. As of December 31, 2009 and 2008, the Company had no such contracts outstanding. The Company incurred a loss on forward contracts of $nil in 2009 (2008: $2.4 million) included in “mark to market of derivatives”.

Contracts to purchase and sell securities
During the year, the Company did not enter into any contracts to purchase or sell securities. In 2008 the Company entered into forward contracts and a total return swap in relation to the purchase and sale of securities in Overseas Shipholding Group (“OSG”). Market risk exists to the extent that spot market fluctuations have a negative effect on the Company’s cash flows and consolidated statements of operations. As of December 31, 2009 and 2008, the Company had no such contracts outstanding. In 2008, the Company incurred a loss on these contracts of $15.0 million (2007: $nil) included in “mark to market of derivatives”.

Fair Values

The carrying value and estimated fair value of the Company’s financial instruments as of December 31, 2009 and 2008 are as follows:

	2009		2008
(in thousands of $)	Carrying Value	Fair Value	Carrying Value	Fair Value
Non-Derivatives:
Cash and cash equivalents	82,575	82,575	190,819	190,819
Restricted cash	500,021	500,021	554,751	554,751
Marketable securities	62,920	62,920	60,138	60,138
Long-term investments	20,020	20,020	20,020	20,020
Floating rate debt and credit facilities	558,787	558,787	569,424	569,424
Serial Notes (6.5% to 6.68%) due through 2010	1,200	1,200	6,300	6,300
Term Loan (8.52%) due 2015	10,884	11,036	11,328	12,979
Term Notes (7.84% and 8.04%) due through 2021	313,711	301,403	321,095	333,659

The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value. The restricted cash balance includes investments in guaranteed investment contracts that are readily convertible into cash.  Long-term investments consist of unlisted ordinary and preference shares. The Company estimates that the cost of the long-term investment equates to fair value.

The estimated fair value for floating rate long-term debt is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis. The estimated fair value of the Term Notes is based on quoted market prices. Quoted market prices are not available for the Serial Notes, however the Company evaluates that their cost approximates to fair value.

Marketable securities are measured at fair value on a recurring basis. The fair value of marketable securities is based on the quoted market prices. This falls within the “Level 1” category of FAS 157 (codified in ASC 820) being “measurements using quoted prices in active markets for identical assets or liabilities”.

Concentrations of risk

There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Skandinaviska Enskilda Banken (“SEB”), The Bank of New York, DnB Nor Bank ASA and Nordea Bank Norge (“Nordea”). There is a concentration of credit risk with respect to restricted cash to the extent that substantially all of the amounts are carried with SEB, Nordea, Pacific Life, The Bank of New York, HSBC Midland, CIBC World Markets and JP Morgan Chase. However, the Company believes this risk is remote.

The majority of the vessels’ gross earnings are receivable in U.S. dollars. During the year ended December 31, 2009, one customer accounted for more than 10% of our consolidated operating revenues (2008 and 2007: one customer).

25.  RELATED PARTY TRANSACTIONS

As of March 31, 2007, the Company is no longer consolidating the results of Ship Finance. The majority of the Company’s leased vessels are leased from Ship Finance and under a Charter Ancillary Agreement; Ship Finance is entitled to a share of 20% of the Company’s earnings on these leased vessels. A summary of leasing transactions with Ship Finance during the years ended December 31, 2009 and 2008 (excluding amounts prior to deconsolidation) is as follows:

(in thousands of $)	2009	2008
Charterhire paid (principal and interest)	331,534	345,551
Payments received for termination of leases	2,386	43,510
Profit share expense	33,018	110,962
Remaining lease obligation	1,462,753	1,609,987

A summary of net amounts earned (incurred) from related parties excluding the Ship Finance lease related balances above for the years ended December 31, 2009, 2008 and 2007 are as follows:

(in thousands of $)	2009	2008	2007
Seatankers Management Co. Ltd	1,126	1,175	582
Golar LNG Limited	156	17	284
Ship Finance International Limited	2,347	3,430	1,525
Golden Ocean Group Limited	4,253	6,714	2,099
Geveran Trading Co Ltd	(405)	(366)	-
Greenwich Holdings Ltd	-	-	69
Bryggegata AS	(1,300)	(1,395)	(1,430)
Arcadia Petroleum Limited	42,264	64,784	17,443
Seadrill Limited	322	25	(52)
Seawell Limited	126	-	-
Deep Sea Supply Plc	32	-	-
Aktiv Kapital ASA	63	-	-
CalPetro Tankers (Bahamas I) Limited	45	43	40
CalPetro Tankers (Bahamas II) Limited	45	43	40
CalPetro Tankers (IOM) Limited	45	43	40

Net amounts earned from related parties comprise office rental income and management, technical and commercial advisory, newbuilding supervision, corporate and administrative service income and interest income. Net expenses paid to related parties comprise primarily of rental for office space.

A summary of balances with related parties as at December 31, 2009 and 2008 is as follows:

(in thousands of $)	2009	2008
Receivables
Ship Finance International Limited	26,944	8,351
Seatankers Management Co. Ltd	214	370
Golar LNG Limited	247	381
Northern Offshore Ltd	13	13
Golden Ocean Group Limited	1,119	2,012
Seadrill Limited	160	106
CalPetro Tankers (Bahamas I) Limited	11	35
CalPetro Tankers (Bahamas II) Limited	11	35
CalPetro Tankers (IOM) Limited	11	35
Deep Sea Supply Plc	2	-
Arcadia Petroleum Limited	11	-
	28,743	11,338

(in thousands of $)	2009	2008
Payables
Ship Finance International Limited	(33,158)	(46,540)
Seatankers Management Co. Ltd	(96)	(119)
Golar LNG Limited	(519)	(242)
Golden Ocean Group Limited	(30)	(155)
Geveran Trading Co Ltd	-	(366)
	(33,803)	(47,422)

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

Ship Finance International Limited, Golar LNG Limited, Northern Offshore Ltd, Norse Energy Group ASA, Seadrill Limited, Bryggegata AS, Golden Ocean Group Limited, Greenwich Holdings Ltd, Arcadia Petroleum Limited (“Arcadia”), Geveran Trading Co Ltd (“Geveran”), Deep Sea Supply Plc (“Deep Sea”), Seawell Limited (“Seawell”), and Seatankers Management Co. Ltd are each subject to the significant influence or indirect control of John Fredriksen.  CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited, CalPetro Tankers (Bahamas III) Limited and CalPetro Tankers (IOM) Limited were all equity accounted until March 31, 2006 at which point, the Company began consolidating CalPetro (Bahamas III) Limited.

During 2008, the Company engaged in the trading of forward freight agreement trading through Arcadia, a related party, for which Arcadia was paid commission on each trade. The total amount of commissions paid to Arcadia in 2008 was $12,500. The Company did not engage in forward freight agreement trading in 2009. In addition, the Company earned freights on chartering vessels to Arcadia in the amount of $42.5 million (2008: $64.8 million).

In November 2008, the Company advanced $60.0 million of the profit share balance, which was paid to Ship Finance in March 2009. The advance bore interest at a fixed rate.

In March 2009, Frontline Shipping III Limited (“FSL III”), a wholly owned subsidiary of the Company, and Ship Finance amended their charter ancillary agreement whereby the charterservice reserve totaling $26.5 million relating to vessels on charter from Ship Finance may be in the form of a loan to Ship Finance. In March 2009, a loan in the amount of $26.5 million was drawn down by Ship Finance. The loan bears interest at LIBOR plus a margin and is due for repayment within 364 days of the loan being provided, or earlier in accordance with the agreement.

Geveran acted as a guarantor for two loan facilities taken out by ITCL that expired in July and August 2009. Geveran received an annual fee of 2% of the draw down facility for acting as guarantor. Both of these facilities were refinanced by ITCL in the year, with Frontline Ltd. acting as guarantor.

In September 2009, Ship Finance sold the single hull vessel Front Duchess to a third party and as a result, terminated the Company’s long-term lease for the vessel. The Company received a termination payment of $2.4 million and recorded a net gain of $3.1 million as a gain on sale of assets.

During the year ended December 31, 2007, the Company held investments in Sea Production and Dockwise and earned income from these companies in the form of rental income and income earned from the provision of accounting services totaling $1.0 million. During 2007, the Company disposed of its entire investments in these companies and they are no longer considered to be related parties.

26.  DISPOSAL OF ASSETS

In March 2007, Sealift acquired six single hull vessels, of which four were to be converted to heavy lift vessels, for a total purchase price of $476.0 million which was based on the estimated market value of the four converted heavy lift vessels and the two single hull Suezmax vessels. The purchase price included $80.0 million short-term seller’s credit from the Company which was allocated equally to each of the last two remaining converted heavy lift vessels. This seller’s credit was payable on delivery of each vessel. The sale of vessels to Sealift included an obligation on the Company to manage, supervise and pay the conversion costs for the four heavy lift vessels. In addition, the midsections of the last two vessels were sold for $4.7 million. The gain on sale arising from this transaction was allocated to each vessel with $60.0 million of the gain being accounted for as an adjustment against the Company’s investment. The gain was recognized as each vessel was delivered. Two Suezmax vessels and two converted vessels were successfully delivered to Dockwise in 2007 resulting in a net gain of $60.7 million, which was recorded as a gain on sale of assets. The remaining two converted vessels were delivered in the second quarter of 2008 resulting in a net gain of $100.4 million.

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

In January 2008, Ship Finance sold the single hull vessel Front Maple to a third party and as a result, terminated the Company’s long-term lease for the vessel. The Company received a termination payment of $16.7 million and recorded a net gain of $17.1 million as a gain on sale of assets.

On March 6, 2008 the Company completed the partial non pro-rata spin off of its subsidiary ITCL and distributed 17.53% of ITCL to the Company’s shareholders.  The spin-off resulted in a gain on disposal of $18.0 million which has been recorded within “other non-operating items, net”.

In May 2008, Ship Finance sold the single hull vessel Front Sabang to a third party and as a result, terminated the Company’s long-term lease for the vessel. The Company received a termination payment of $26.8 million and recorded a net gain of $24.8 million as a gain on sale of assets.

In September 2009, Ship Finance sold the single hull vessel Front Duchess to a third party and as a result, terminated the Company’s long-term lease for the vessel. The Company received a termination payment of $2.4 million and recorded a net gain of $3.1 million as a gain on sale of assets.

27.  NONCONTROLLING INTEREST AND DIVIDEND DISTRIBUTION TO SHAREHOLDERS

The Company accounts for pro-rata distributions to owners in a spin-off at the book value of shares distributed and accounts for non pro-rata distributions to owners in a spin-off at the fair value of shares distributed.

In February 2008, as part of the Company’s planned spin-off of its investment in its Bermuda subsidiary ITCL to the Company’s shareholders, the Company’s Board of Directors declared a special dividend-in-kind of 17.53% of the Company’s investment in ITCL with the distribution date being March 6, 2008. Qualifying shareholders received one share in ITCL for every five shares held in the Company. Non qualifying shareholders received a cash equivalent of $0.34 per Frontline share held a cash dividend of $14.0 million representing 8.5% of the fair value of ITCL on the date of distribution.  The value of the non-cash dividend was established as $11.4 million, representing 9.0% of the fair value of ITCL on the date of distribution. Fair value was established by using the average price of ITCL shares over the first five trading days after the shares were listed on the Norwegian OTC market. As of December 31, 2009 and 2008 the Company owned 82.47% of ITCL.

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

The value of the non-cash dividend is valued based on the book value of Ship Finance at the date of distribution. As a result of the final distribution on March 2007, the Company no longer consolidates Ship Finance and therefore no longer reports any related noncontrolling interest.

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

As of December 31, 2009, the Company had six vessels that were sold by the Company at various times during the period from November 1998 to December 31, 2003, and leased back on charters that have initial periods ranging from eight to twelve and a half years including options on the lessor’s side to extend the charters for periods that range up to five years. Five of these charters are accounted for as capital leases and one is accounted for as operating leases. The Company has purchase options at certain specified dates and the lessor has options to put the vessels on the Company at the end of the lease terms for all six of these vessels. The total amount that the Company would be required to pay under these put options with respect to the operating lease is $9.5 million.

As of December 31, 2009 Chevron charters three vessels on long-term bareboat charters recorded as ’Investments in unconsolidated subsidiaries and associated companies’.  Chevron holds options to purchase each vessel for $1 on April 1, 2015 provided no earlier optional termination of the bareboat charter has occurred. Non binding notice must be given one year prior to the termination date and binding notice must be given seven months prior to termination date. The final termination dates for two of the vessels have passed with no notice of termination given. The Company has not received notice of Chevron’s intent to terminate the third charter.

As of December 31, 2009, the Company had ten contracts for the construction of six VLCC newbuildings scheduled for delivery in 2010, 2011 and 2012 and four Suezmax newbuildings scheduled for delivery in 2010. As of December 31, 2009, the Company was committed to make further installments of $615.7 million as follows:

(in thousands of $)
Year ending December 31,	Total

2010	381,716
2011	198,000
2012	36,000
615,716

The Company has an option to reduce its newbuilding commitments on two VLCCs by $198.0 million to $54.0 million already paid.  A newbuilding installment of $10.5 million paid in January 2010 was accrued in these financial statements and, therefore, not included in the above commitments.

In January 2008, Golden President Shipping Corporation, a 100% subsidiary of Golden Ocean Group Limited ("Golden Ocean"),  had a full and final win in the court case against Bocimar N.V. on the Channel Alliance Time Charter Party and was awarded $14.7 million plus interest thereon. This amount was originally guaranteed by Frontline to Golden Ocean in connection with the spin-off in December 2004, and was later paid to Golden Ocean as it became due according to the charter party.  The settlement paid during the year from Bocimar N.V. was therefore due and paid to Frontline. Proceeds received of $16.6 million were recognized in 2008 in “other non-operating items, net”.

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

29.  SUPPLEMENTAL INFORMATION

Non-cash investing and financing activities include the following:

(in thousands of $)	2009	2008	2007
Dividends in kind:
Spin-off of Ship Finance	-	-	162,222
Spin-off of ITCL	-	11,475	-

30.  DISCONTINUED OPERATIONS

In 2007, due to the deconsolidation of Ship Finance in March 2007, the Company no longer reports results of Ship Finance’s containerships or jack up rigs.

The operations that were disposed of were recorded as discontinued operations in accordance with the requirements of FAS 144 Accounting for the Impairment or Disposal of Long-Lived Assets (“FAS 144”, codified in ASC 360) as the operations and cash flows of the operations were eliminated from the ongoing operations of the Company. The Company does not have any significant continuing involvement in these dry bulk, containership or jack-up rig operations in the future.

The following table presents the information required by ASC 205-20-50-1 in respect of discontinued operations:

(in thousands of $)	2009	2008	2007
Carrying amount of assets disposed of	-	-	524,961
Carrying amount of debt or lease retired	-	-	317,543

Amounts recorded in discontinued operations:
Operating revenues	-	-	11,465
Net income	-	-	5,442

31.  POOL REVENUES

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

(in thousands of $)	2009	2008	2007
Pool earnings allocated on a gross basis	-	373	34,369
Pool earnings allocated on a net basis	120,904	-	-
	120,904	373	34,369

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

33.  SUBSEQUENT EVENTS

In January 2010, the first Suezmax newbuilding from Rongsheng, the Northia, was delivered.

On January 5, 2010, Front Voyager Inc. gave notice that it would terminate the charter of the Front Voyager. The termination will take effect April 1, 2010. Front Voyager Inc. is required to pay a termination fee calculated in accordance with the bareboat charter, which will enable Bahamas III to satisfy its estimated obligations. On March 2, 2010, CPTC received approval from the bondholders through a consent solicitation to amend and clarify certain indenture and related collateral agreement provisions and definitions to provide for the sale of Front Voyager, and its release from collateral agreements (‘Sale and Release’). As part of the Sale and Release, the charter for the vessel will be amended to permit the mandatory redemption of approximately $10,884,000 in aggregate principal amount of the CPTC 8.52% First Preferred Mortgage Term Notes in connection with the Sale And Release as soon as possible. A Memorandum of Agreement, dated March 15, 2010, has been signed regarding the sale of the Front Voyager. Delivery to the buyers is expected in the first half of April 2010.

On January 15, 2010, the lease agreement between Caernarfon Shipping Plc and Dresdner Kleinwort Leasing was terminated and the outstanding lease obligation was settled in full using restricted cash. At December 31, 2009 the lease obligation was $70.0 million. The vessel, the British Progress, was sold to Caernarfon Petro Limited, a previously dormant subsidiary of ITCL, which simultaneously entered into a lease with Caernarfon Shipping Plc. Therefore, Caernarfon Petro Limited legally owns the vessel at January 15, 2010 subsequent to the termination. The termination was cash neutral for the Company.

On February 2, 2010, BP Shipping Plc extended the charter of the British Progress and therefore the charter will continue to February 2, 2012 at market rate with a minimum rate of $20,000 per day.

On February 25, 2010 Chevron gave non-binding notice of termination of the bareboat charter for the VLCC Antares Voyager. If Chevron choose to terminate the bareboat charter, a six months binding notice of termination has to be given in June 2010 and such termination to take effect in December 2010.

In February 2010, the Company’s Board of Directors declared a dividend of $0.25 per share, which will be paid on or about March 30, 2010.

In February 2010, Frontline purchased the VLCC Front Vista and sold it to a buyer who has secured a 10 year charter with a state owned oil company at a gross rate of $43,500 per day during the entire charter period. The purchase price will be settled through instalments over a 10 year period.

In March 2010, the second Suezmax newbuilding from Rongsheng, the Naticina, was delivered.

In March 2010, the Company agreed with Ship Finance to terminate the long term charter party for the single hull VLCC Golden River. The termination of the charter is expected to take place in April 2010 and Ship Finance will make a compensation payment to the Company of approximately $2.9 million for the early termination of the charter party.

On March 12, 2010, the Company was notified that the lease agreement between Sandringham Shipping Plc, a subsidiary of ITCL, and Dresdner Kleinwort Leasing will be terminated on July 15, 2010. The outstanding lease obligation will be settled in full using restricted cash. At December 31, 2009 the lease obligation was $69.9 million. The vessel, the British Purpose, will then be sold to Sandringham Petro Limited, a currently dormant subsidiary of ITCL, which will simultaneously enter into a lease with Sandringham Shipping Plc. Therefore, Sandringham Petro Limited will legally own the vessel at July 15, 2010 subsequent to the termination. The termination will be cash neutral for the Company.

In March 2010, the Company made certain amendments to the charter agreements with Ship Finance relating to 31 double hull crude oil tankers and OBOs, which resulted in our restricted cash deposits being reduced by approximately $112 million in exchange for a guarantee from us for the payment of charterhire. Withdrawals from these restricted cash deposits will be prohibited.  We also agreed with Ship Finance to make an upfront payment of charterhire less operating expenses of approximately $73 million covering part of the payments due to Ship Finance over the next six months. On March 26, 2010, we paid $54.4 million of this balance. The remainder is expected to be paid before the end of March 2010.

On March 26, 2010, the Company announced the private placement of $225 million of convertible bonds. The proceeds from the bonds will be used for general corporate purposes, financing of the remaining equity investments in the Company’s newbuilding program and will improve the Company's ability to react to attractive market opportunities. The senior, unsecured convertible bonds will have an annual coupon of 4.50%, payable quarterly in arrears and a conversion price of $39.00. The reference price has been set at $29.7784 (NOK 180.0045). The applicable exchange rate has been set at 6.0448. The bonds will be issued and redeemed at 100% of their principal amount and will, unless previously redeemed, converted or purchased and cancelled, mature on April 14, 2015. The offering of the bonds is expected to close on April 14, 2010.