Form 20-F
period 2010-12-31
FRONTLINE LTD /
filed 2011-04-04
CIK 913290

UNITED STATES
  SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Yes ☐                                            No ☒

INDEX TO REPORT ON FORM 20-F

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this report and the documents incorporated by reference may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Frontline Ltd. and its subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker and dry bulk markets, changes in world wide oil production and consumption and storage, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission or Commission.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Throughout this report, the "Company," "we," "us" and "our" all refer to Frontline Ltd. and its subsidiaries. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. The Company operates tankers of two sizes: very large crude carriers, or VLCCs, which are between 200,000 and 320,000 deadweight tons, or dwt, and Suezmax tankers, which are vessels between 120,000 and 170,000 dwt. We also operate oil/bulk/ore or OBO carriers, which are currently classified to carry dry cargo. Unless otherwise indicated, all references to "USD","US$" and "$" in this report are U.S. dollars.

A. SELECTED FINANCIAL DATA

The selected statement of operations data of the Company with respect to the fiscal years ended December 31, 2010, 2009 and 2008 and the selected balance sheet data of the Company with respect to the fiscal years ended December 31, 2010 and 2009, respectively, have been derived from the Company's consolidated financial statements included herein and should be read in conjunction with such statements and the notes thereto. The selected statement of operations data with respect to the fiscal years ended December 31, 2007 and 2006 and the selected balance sheet data with respect to the fiscal years ended December 31, 2008, 2007 and 2006 have been derived from consolidated financial statements of the Company not included herein. The following table should also be read in conjunction with Item 5. "Operating and Financial Review and Prospects" and the Company's consolidated financial statements and notes thereto included herein. The Company's accounts are maintained in U.S. dollars.

	Fiscal year ended December 31,
	2010	2009	2008	2007	2006
(in thousands of $, except ordinary shares, per share data and ratios)
Statement of Operations Data (1):
Total operating revenues	1,165,215	1,133,286	2,104,018	1,299,927	1,558,369
Total operating expenses	888,238	896,237	1,395,831	898,904	850,623
Net operating income	307,912	240,110	850,480	519,191	803,401
Net income from continuing operations before income taxes and noncontrolling interest	164,222	105,833	701,264	503,991	661,330
Net income from continuing operations	164,004	105,472	700,954	587,138	661,168
Discontinued operations (2)	-	-	-	5,442	13,514
Net income attributable to Frontline Ltd.	161,407	102,701	698,770	570,418	516,000
Earnings from continuing operations per ordinary share
- basic	$2.07	$1.32	$9.15	$7.55	$6.72
- diluted	$2.07	$1.32	$9.14	$7.55	$6.72
Net income per ordinary share
- basic	$2.07	$1.32	$9.15	$7.62	$6.90
- diluted	$2.07	$1.32	$9.14	$7.62	$6.90
Cash dividends declared per share	$2.00	$0.90	$8.25	$8.30	$7.00

	Fiscal year ended December 31,
	2010	2009	2008	2007	2006
(in thousands of $, except ordinary shares and ratios)
Balance Sheet Data (at end of year) (1):
Cash and cash equivalents	176,639	82,575	190,819	168,432	197,181
Newbuildings	224,319	413,968	454,227	160,298	166,851
Vessels and equipment, net	1,430,124	678,694	438,161	208,516	2,446,278
Vessels and equipment under capital lease, net	1,427,526	1,740,666	2,100,717	2,324,789	626,374
Investments in unconsolidated subsidiaries and associated companies	3,408	3,923	4,467	5,633	17,825
Total assets	3,797,920	3,715,218	4,027,728	3,762,091	4,589,937
Short-term debt and current portion of long-term debt	173,595	123,884	293,471	96,811	281,409
Current portion of obligations under capital lease	193,379	285,753	243,293	179,604	28,857
Long-term debt	1,190,763	760,698	614,676	376,723	2,181,885
Obligations under capital leases	1,336,908	1,579,708	1,969,919	2,318,794	723,073
Share capital	194,646	194,646	194,646	187,063	187,063
Total stockholders' equity	747,133	741,340	702,217	445,969	668,560
Ordinary shares outstanding	77,858,502	77,858,502	77,858,502	74,825,169	74,825,169

Weighted average ordinary shares outstanding	77,858,502	77,858,502	76,352,673	74,825,169	74,825,169

Other Financial Data:
Equity to assets ratio (percentage) (3)	19.7%	20.0%	17.4%	11.8%	14.6%
Debt to equity ratio (4)	3.9	3.7	4.4	6.7	4.8
Price earnings ratio (5)	12.3	20.7	3.2	6.3	4.6
Time charter equivalent revenue (6)	861,829	896,843	1,493,912	938,960	1,154,029

Notes:
1.
The Company distributed the majority of its remaining shareholding in Ship Finance International Limited ("Ship Finance") in March 2007 and no longer consolidates Ship Finance as of March 31, 2007. A summary of the major changes to the financial statements is as follows;

a.	Vessels leased from Ship Finance, which were previously reported as wholly owned, are reported as vessels held under capital lease.
b.	Capital lease obligations with Ship Finance, which were previously eliminated on consolidation are reported as liabilities with the related interest recorded in the income statement.
c.	Debt incurred by Ship Finance, which was previously reported as debt of the Company, is no longer reported.
d.	Derivative instruments held by Ship Finance are no longer reported.
e.	Noncontrolling interest expense relating to Ship Finance is no longer reported.
f.	Profit share expense relating to amounts due to Ship Finance is shown in the income statement.
g.	Results from Ship Finance's container ships, jack-up rigs and Panamax vessels are no longer reported in the Company's consolidated results.

2.
The Company disposed of the container vessel and rig operations of Ship Finance in the first quarter of 2007 as a result of the spin off of Ship Finance. These operations have been recorded as discontinued operations in 2007 and 2006.

3.	Equity-to-assets ratio is calculated as total stockholders' equity divided by total assets.

4.	Debt-to-equity ratio is calculated as total interest bearing current and long-term liabilities, including obligations under capital leases, divided by stockholders' equity.

5.	Price earnings ratio is calculated by dividing the closing year end share price by basic earnings per share.

6.	A reconciliation of time charter equivalent revenues to total operating revenues as reflected in the consolidated statements of operations is as follows:

	2010	2009	2008	2007	2006
(in thousands of $)
Total operating revenues	1,165,215	1,133,286	2,104,018	1,299,927	1,558,369
Less:
Other income	(20,678)	(17,068)	(17,918)	(8,516)	(5,294)
Voyage expense	(282,708)	(219,375)	(592,188)	(352,451)	(399,046)
Time charter equivalent revenue	861,829	896,843	1,493,912	938,960	1,154,029

Consistent with general practice in the shipping industry, the Company uses time charter equivalent revenue, which represents operating revenues less voyage expenses, as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. Time charter equivalent revenue, a non-GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable GAAP measure, because it assists Company management in making decisions regarding the deployment and use of its vessels and in evaluating the Company's financial performance.

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

Risks Related to Our Industry

Tankers

If the tanker industry, which historically has been cyclical, is depressed in the future, our earnings and available cash flow may be adversely affected

Historically, the tanker industry has been highly cyclical, with volatility in profitability and asset values resulting from changes in the supply of, and demand for, tanker capacity. Charter rates are still relatively low compared to the rates achieved in the years preceding the global financial crisis, and the recent upward trend in charter rates since the historical lows reached in 2009 may be short lived. These factors may adversely affect the rates payable and the amounts we receive in respect of our vessels operating in tanker pools, as well as our ability to recharter any non-pooled vessels we may have in the future. Our ability to charter our vessels on the expiration or termination of their current spot and time and bareboat charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker market. Fluctuations in charter rates and tanker values result from changes in the supply and demand for tanker capacity. According to industry sources, newbuilding orders for oil tankers in 2010 increased from their relatively low levels in 2009.

The factors that influence demand for tanker capacity include:

•	supply and demand for oil and oil products;

•	global and regional economic and political conditions, including developments in international trade and fluctuations in industrial and agricultural production;

•	regional availability of refining capacity;

•	environmental and other legal and regulatory developments;

•	the distance oil and oil products are to be moved by sea;

•	changes in seaborne and other transportation patterns, including changes in the distances over which tanker cargoes are transported by sea;

•	currency exchange rates;

•	weather and acts of God and natural disasters, including hurricanes and typhoons;

•	competition from alternative sources of energy and from other shipping companies and other modes of transport; and

•	international sanctions, embargoes, import and export restrictions, nationalizations, piracy and wars.

The factors that influence the supply of tanker capacity include:

•	current and expected purchase orders for tankers;

•	the number of tanker newbuilding deliveries;

•	the scrapping rate of older tankers;

•	the successful implementation of the phase-out of single-hull tankers;

•	technological advances in tanker design and capacity;

•	tanker freight rates, which are affected by factors that may effect the rate of newbuilding, swapping and laying up of tankers;

•	price of steel and vessel equipment;

•	conversion of tankers to other uses or conversion of other vessels to tankers;

•	the number of tankers that are out of service; and

•	changes in environmental and other regulations that may limit the useful lives of tankers.

The factors affecting the supply and demand for tankers have been volatile and are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable, including those discussed above.

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

Any decrease in shipments of crude oil may adversely affect our financial performance

The demand for our oil tankers derives primarily from demand for Arabian Gulf, West African, North Sea and Carribean crude oil, which, in turn, primarily depends on the economies of the world's industrial countries and competition from alternative energy sources. A wide range of economic, social and other factors can significantly affect the strength of the world's industrial economies and their demand for crude oil from the mentioned geographical areas. One such factor is the price of worldwide crude oil. The world's oil markets have experienced high levels of volatility in the last 25 years. In July 2008, oil prices rose to a high of approximately $143 per barrel before decreasing to approximately $38 per barrel by the end of December 2008 and rising to approximately $92 by the end of December 2010.

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

An over-supply of tanker capacity may lead to reductions in charter rates, vessel values and profitability

In recent years, shipyards have produced a large number of new tankers. If the capacity of new vessels delivered exceeds the capacity of tankers being scrapped and converted to non-trading tankers, tanker capacity will increase. If the supply of tanker capacity increases and the demand for tanker capacity does not increase correspondingly, charter rates could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our results of operations, our ability to pay dividends and our compliance with loan covenants.

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

A continued downturn in the dry bulk carrier charter market may have an adverse effect on our earnings and our ability to comply with our loan covenants

The abrupt and dramatic downturn in the dry bulk charter market has severely affected the dry bulk shipping industry.  The Baltic Dry Index, an index published by The Baltic Exchange of shipping rates for 20 key dry bulk routes, fell 94% from a peak of 11,793 in May 2008 to a low of 663 in December 2008. During 2009, the BDI remained volatile, reaching a low of 772 on January 5, 2009 and a high of 4,661 on November 19, 2009. The BDI came under pressure in December 2009 and January 2010, reaching a low of 2,571 on February 12, 2010 as stalled iron ore pricing negotiations added uncertainty to the freight markets. The index then staged a modest recovery based on strong demand for commodities from Asia and a recovering global market, but it has remained somewhat volatile due to increases in vessel supply. As of the end of December 2010, the index stood at 1,773. This downturn in dry bulk charter rates and their volatility, which has resulted from the economic dislocation worldwide and the disruption of the credit markets, have had a number of adverse consequences for dry bulk shipping, including, among other things:

•	an absence of financing for vessels;

•	no active second-hand market for the sale of vessels;

•	extremely low charter rates, particularly for vessels employed in the spot market;

•	widespread loan covenant defaults in the dry bulk shipping industry; and

•	declaration of bankruptcy by some operators and ship owners as well as charterers.

The occurrence of one or more of these events could adversely affect our business, results of operations, cash flows, financial condition and ability to pay dividends.  There can be no assurance that the dry bulk charter market will recover over the next several months and the market could continue to decline further.

Dry bulk carrier values have also declined both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates. Charter rates and vessel values have been affected in part by the lack of availability of credit to finance both vessel purchases and purchases of commodities carried by sea, resulting in a decline in cargo shipments, and the excess supply of iron ore in China, which resulted in falling iron ore prices and increased stockpiles in Chinese ports.   There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether the recent improvement will continue. Charter rates may remain at low levels for some time which will adversely affect our revenue and profitability.

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

An oversupply of dry bulk carrier capacity may lead to reductions in charterhire rates and profitability

The market supply of dry bulk carriers has been increasing as a result of the delivery of numerous newbuilding orders over the last few years. Newbuildings were delivered in increasing numbers starting at the beginning of 2006 and continued to be delivered in increasing numbers from 2007 through 2010.

An oversupply of dry bulk carrier capacity may result in a reduction of charterhire rates, as evidenced by historically low rates in December 2008. If such dry bulk carrier capacity increase continues, we may only be able to charter our vessels at reduced or unprofitable rates, or we may not be able to charter these vessels at all. The occurrence of these events could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

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

The current global economic downturn may negatively impact our business

In recent years, operating businesses in the global economy have faced tightening credit, weakening demand for goods and services, deteriorating international liquidity conditions, and declining markets. At times, lower demand for dry bulk cargoes and crude oil as well as diminished trade credit available for the delivery of such dry bulk cargoes and crude oil have led to decreased demand for dry bulk vessels and tankers, respectively, creating downward pressure on charter rates. Although vessel values have stabilized over the past few months, general market volatility has resulted from uncertainty about sovereign debt and fears of countries such as Greece, Portugal and Spain defaulting on their governments' financial obligations. If the current global economic environment persists or worsens, we may be negatively affected in the following ways:

•	we may not be able to employ our vessels at charter rates as favorable to us as historical rates or operate our vessels profitably; and

•	the market value of our vessels could decrease, which may cause us to recognize losses if any of our vessels are sold or if their values are impaired.

The occurrence of any of the foregoing could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Acts of piracy on ocean-going vessels could adversely affect our business

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Throughout 2009 and 2010, the frequency of piracy incidents increased significantly, particularly in the Gulf of Aden off the coast of Somalia. If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as "war risk" zones, or Joint War Committee (JWC) "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain.  In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, cash flows, financial condition and ability to pay dividends.

World events could affect our results of operations and financial condition

Terrorist attacks in New York on September 11, 2001, in London on July 7, 2005 and in Mumbai on November 26, 2008 and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks in the United States or elsewhere, continues to cause uncertainty in the world's financial markets and may affect our business, operating results and financial condition. The continuing presence of United States and other armed forces in Iraq and Afghanistan may lead to additional acts of terrorism and armed conflict around the world including North Africa may contribute to further economic instability in the global financial markets and may affect our business, operating results and financial condition. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

Terrorist attacks on vessels, such as the October 2002 attack on the M.V. Limburg, a very large crude carrier not related to us, may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility and turmoil of the financial markets in the United States and globally. Any of these occurrences, or the perception that our vessels are potential terrorist targets, could have a material adverse impact on our revenues and costs.

The recent earthquake and tsunami in Japan may have an adverse effect on our business, results of operations, financial condition and ability to pay dividends

Japan is one of the world's leading importers of oil and dry bulk commodities. The earthquake and tsunami that occurred in Japan on March 11, 2011 have caused an estimated $180 billion of damage and have threatened to send the Japanese economy into a recession. As of the date of this annual report, the extent to which the earthquake and tsunami will affect the international shipping industry is unclear. A prolonged recovery period coupled with a relatively stagnant Japanese economy could decrease oil and dry bulk imports to the world's third-largest economy. This, in turn, could have a material adverse effect on our business and results of operations.

 If our vessels call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, that could adversely affect our reputation and the market for our common stock

From time to time on charterers' instructions, our vessels may call on ports located in Iran, which is a country subject to sanctions and embargoes imposed by the United States government and a country identified by the U.S. government as a state sponsor of terrorism. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. With effect from July 1, 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act ("CISADA"), which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to non-U.S. companies, such as our company, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our company. Additionally, some investors may decide to divest their interest, or not to invest, in our company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Compliance with safety and other vessel requirements imposed by classification societies may be costly and could reduce our net cash flows and net income

The hull and machinery of every commercial vessel must be certified as being "in class" by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention.

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel's machinery may be placed on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. We expect our vessels to be on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be drydocked every two and a half to five years for inspection of its underwater parts.

Compliance with the above requirements may result in significant expense. If any vessel does not maintain its class or fails any annual, intermediate or special survey, the vessel will be unable to trade between ports and will be unemployable, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

We are subject to complex laws and regulations, including environmental laws and regulations, that can adversely affect our business, results of operations and financial condition

Our operations will be subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, the International Maritime Organization, or IMO, International Convention on Civil Liability for Oil Pollution Damage of 1969 (as from time to time amended) generally referred to as CLC, the IMO International Convention for the Prevention of Pollution from Ships of 1973 (as from time to time amended), generally referred to as MARPOL, the IMO International Convention for the Safety of Life at Sea of 1974 (as from time to time amended), generally referred to as SOLAS, the IMO International Convention on Load Lines of 1966  (as from time to time amended) and the U.S. Maritime Transportation Security Act of 2002.  Compliance with such laws and regulations, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels.  Compliance with such laws and regulations may require us to obtain certain permits or authorizations prior to commencing operations.  Failure to obtain such permits or authorizations could materially impact our business results of operations, financial conditions and ability to pay dividends by delaying or limiting our ability to accept charterers.  We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents.  These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition and our available cash.  A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations.  Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability, without regard to whether we were negligent or at fault.  Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil in U.S. waters, including the 200-nautical mile exclusive economic zone around the United States.  An oil spill could also result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under other international and U.S. Federal, state and local laws, as well as third-party damages, including punitive damages, and could harm our reputation with current or potential charterers of our tankers.  We will be required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents.  Although our technical manager will arrange for insurance to cover our vessels with respect to certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, financial condition, results of operations and cash flows.

Furthermore, the explosion of the Deepwater Horizon and the subsequent release of oil into the Gulf of Mexico, or other events, may result in further regulation of the tanker industry, and modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Maritime claimants could arrest one or more of our vessels, which could interrupt our cash flow

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by "arresting" or "attaching" a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could result in a significant loss of earnings for the related off-hire period. In addition, in jurisdictions where the "sister ship" theory of liability applies, a claimant may arrest the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. In countries with "sister ship" liability laws, claims might be asserted against us or any of our vessels for liabilities of other vessels that we own.

Governments could requisition our vessels during a period of war or emergency resulting in a loss of earnings

A government of a vessel's registry could requisition for title or seize one or more of our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. A government could also requisition one or more of our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

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

Purchasing and operating previously owned, or secondhand, vessels may result in increased operating costs and vessels off-hire, which could adversely affect our earnings

Our current business strategy includes growth through the acquisition of previously owned vessels. Even following a physical inspection of secondhand vessels prior to purchase, we do not have the same knowledge about their condition and cost of any required (or anticipated) repairs that we would have had if these vessels had been built for and operated exclusively by us. Accordingly, we may not discover defects or other problems with such vessels prior to purchase. Any such hidden defects or problems, when detected may be expensive to repair, and if not detected, may result in accidents or other incidents for which we may become liable to third parties. Also, when purchasing previously owned vessels, we do not receive the benefit of any builder warranties if the vessels we buy are older than one year.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel efficient than more recently constructed vessels due to improvements in engine technology.

Governmental regulations, safety and other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment to some of our vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

The volatility in both dry bulk and tanker charter rates, and vessel values, may affect our ability to comply with various covenants in our loan agreements

Our loan agreements for our borrowings, which are secured by liens on our vessels, contain various financial covenants. Among those covenants are requirements that relate to our financial position, operating performance and liquidity. For example, there are financial covenants that require us to maintain (i) a minimum value adjusted equity that is based, in part, upon the market value of the vessels securing the loans, (ii) minimum levels of free cash, and (iii) a positive working capital.  The market value of dry bulk and tanker vessels is sensitive, among other things, to changes in the dry bulk and tanker charter markets, respectively, with vessel values deteriorating in times when dry bulk and tanker charter rates, as applicable, are falling and improving when charter rates are anticipated to rise.  Such conditions may result in our not being in compliance with these loan covenants.  In such a situation, unless our lenders were willing to provide waivers of covenant compliance or modifications to our covenants, or would be willing to refinance our indebtedness, we may have to sell vessels in our fleet and/or seek to raise additional capital in the equity markets in order to comply with our loan covenants.  Furthermore, if the value of our vessels deteriorates significantly, we may have to record an impairment adjustment in our financial statements, which would adversely affect our financial results and further hinder our ability to raise capital.

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

Our ability to obtain additional debt financing may be dependent on the performance of our then-existing charters and the creditworthiness of our charterers

The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources required to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing at anticipated costs or at all may materially affect our results of operation and our ability to implement our business strategy.

Our results of operations are subject to seasonal fluctuations, which may adversely affect our financial condition

We plan to operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, charter rates.  This seasonality may result in quarter-to-quarter volatility in our operating results, as our vessels will trade in the spot market. Peaks in tanker demand quite often precede seasonal oil consumption peaks, as refiners and suppliers anticipate consumer demand. Seasonal peaks in oil demand can broadly be classified into two main categories: increased demand prior to Northern Hemisphere winters as heating oil consumption increases and increased demand for gasoline prior to the summer driving season in the United States.

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

During the period a vessel is subject to a charter, we will not be permitted to sell it to take advantage of increases in vessel values without the charterers' agreement. If we sell a vessel at a time when ship prices have fallen, the sale may be at less than the vessel's carrying amount on our financial statements, with the result that we could incur a loss and a reduction in earnings. In addition, if we determine at any time that a vessel's future limited useful life and earnings require us to impair its value on our financial statements, that could result in a charge against our earnings and a reduction of our shareholders' equity. It is possible that the market value of our vessels will decline in the future and this will also have an adverse effect on some of the financial covenants in our loan agreements.

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

Delays or defaults by the shipyards in the construction of our newbuildings could increase our expenses and diminish our net income and cash flows

We currently have newbuilding contracts for the construction of a total of five VLCCs with the Chinese shipyard Zhoushan Jinhaiwan Shipyard Co. Ltd, or Jinhaiwan, and two Suezmax vessels with the Chinese shipyard, Jiangsu Rongsheng Heavy Industries Group Co. Ltd., or Rongsheng. These projects are subject to the risk of delay or defaults by the shipyards caused by, among other things, unforeseen quality or engineering problems, work stoppages, weather interference, unanticipated cost increases, delays in receipt of necessary equipment, and inability to obtain the requisite permits or approvals. In accordance with industry practice, in the event the shipyards are unable or unwilling to deliver the vessels, we may not have substantial remedies. Failure to construct or deliver the ships by the shipyards or any significant delays could increase our expenses and diminish our net income and cash flows.

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

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business

We have entered into various contracts, including charterparties with our customers, newbuilding contracts with shipyards and our credit facilities. Such agreements subject us to counterparty risks. Charterers are sensitive to the commodity markets and may be impacted by market forces affecting commodities. In addition, in depressed market conditions, there have been reports of charterers renegotiating their charters or defaulting on their obligations under charters. Our charterers may fail to pay charterhire or attempt to renegotiate charter rates. Should a charterer fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure on the spot market or on charters may be at lower rates, depending on the then existing charter rate levels, compared to the rates currently being charged for our vessels. In addition, if the charterer of a vessel in our fleet that is used as collateral under our credit facility or any other loan agreement defaults on its charter obligations to us, such default may constitute an event of default under our credit facility or the relevant loan agreement, which may allow the bank to exercise remedies under our credit facility or the loan agreement. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and compliance with covenants in our loan agreements. Further, if we had to find a replacement technical manager, we may need approval from our lenders to change the technical manager.

The ability of each of the counterparties to perform its obligations under a contract with us or contracts entered into on our behalf will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the shipping sector, the overall financial condition of the counterparty, charter rates received for tanker vessels and the supply and demand for commodities. Should a counterparty fail to honor its obligations under any such contracts, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

Our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather and other acts of God, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These hazards may result in death or injury to persons, loss of revenues or property, the payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships and market disruptions, delay or rerouting.

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover at all or in full. The loss of revenues while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial condition. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located relative to our vessels' positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant drydocking facilities may adversely affect our business and financial condition. Further, the total loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.  If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs or loss which could negatively impact our business, financial condition, results of operations and cash flows.

Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and cause disruption of our business

International shipping is subject to security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. Since the events of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. These security procedures can result in delays in the loading, offloading or trans-shipment and the levying of customs duties, fines or other penalties against  exporters or importers and, in some cases, carriers. Future changes to the existing security procedures may be implemented that could affect the tanker sector. These changes have the potential to impose additional financial and legal obligations on carriers and, in certain cases, to render the shipment of certain types of goods uneconomical or impractical. These additional costs could reduce the volume of goods shipped, resulting in a decreased demand for vessels and have a negative effect on our business, revenues and customer relations.

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

Our financing obligations could affect the ability of our subsidiaries to incur additional indebtedness or our ability to engage in certain transactions

Our financing agreements impose operational and financing restrictions on us and/or our subsidiaries, which may significantly limit or prohibit, among other things, our subsidiaries' ability to, without the consent of our lenders, incur additional indebtedness, create liens, make certain investments or, if a default has been declared, to pay dividends, our ability to sell capital shares of subsidiaries and engage in mergers and acquisitions. In addition, our lenders may accelerate the maturity of indebtedness under our financing agreements and foreclose on the collateral securing the indebtedness upon the occurrence of certain events of default, including our failure to comply with any of the covenants contained in our financing agreements, not rectified within the permitted time. For instance, declining vessel values could lead to a breach of covenants under our financing agreements. If we are unable to prepay, pledge additional collateral or obtain waivers from our lenders, our lenders could accelerate our debt and foreclose on our vessels.

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

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. Our current tanker fleet has an average age of approximately 11 years, and our current drybulk carrier fleet has an average age of approximately 20 years. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, including environmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions might not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

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

If labor interruptions are not resolved in a timely manner, they could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash

As of December 31, 2010, Frontline and its subsidiaries employed approximately 70 people in their respective offices in Bermuda, London, Oslo, Singapore and India. We contract with independent ship managers to manage and operate our vessels, including the crewing of those vessels. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out as we expect and could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

We may not have adequate insurance to compensate us if our vessels are damaged or lost

We procure insurance for our fleet against those risks that we believe the shipping industry commonly insures against. These insurances include hull and machinery insurance, protection and indemnity insurance, which include environmental damage and pollution insurance coverage, and war risk insurance. We can give no assurance that we will be adequately insured against all risks. We may not be able to obtain adequate insurance coverage for our fleet in the future. The insurers may not pay particular claims. Our insurance policies may contain deductibles for which we will be responsible and limitations and exclusions which, may increase our costs or lower our revenue.

Although we do not anticipate any difficulty in having our technical manager initially obtain insurance policies for us, we cannot assure you that we will be able to renew such policies on the same or commercially reasonable terms, or at all, in the future. For example, more stringent environmental regulations have in the past led to increased costs for, and in the future may result in the lack of availability of, protection and indemnity insurance against risks of environmental damage or pollution. Any uninsured or underinsured loss could harm our business, results of operations, cash flows, financial condition and ability to pay dividends. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our vessels failing to maintain certification with applicable maritime self-regulatory organizations. Further, we cannot assure you that our insurance policies will cover all losses that we incur, or that disputes over insurance claims will not arise with our insurance carriers. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. In addition, our insurance policies may be subject to limitations and exclusions, which may increase our costs or lower our revenues, thereby possibly having a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

We may be subject to calls because we obtain some of our insurance through protection and indemnity associations

We may be subject to increased premium payments, or calls, if the value of our claim records, the claim records of our fleet managers, and/or the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for tort liability (including pollution-related liability) significantly exceed projected claims. In addition, our protection and indemnity associations may not have enough resources to cover claims made against them. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our business, results of operations and financial condition.

Because we are a foreign corporation, you may not have the same rights that a shareholder in a United States corporation may have

We are a Bermuda company. Our memorandum of association and by-laws and the Bermuda Companies Act 1981, as amended, govern our affairs. Investors may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction. Under Bermuda law a director generally owes a fiduciary duty only to the company; not to the company's shareholders. Our shareholders may not have a direct course of action against our directors. In addition, Bermuda law does not provide a mechanism for our shareholders to bring a class action lawsuit under Bermuda law. Further, our bye-laws provide for the indemnification of our directors or officers against any liability arising out of any act or omission except for an act or omission constituting fraud, dishonesty or illegality.

United States tax authorities could treat the Company as a "passive foreign investment company," which could have adverse United States federal income tax consequences to United States shareholders

A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income."  For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business.  For purposes of these tests, income derived from the performance of services does not constitute "passive income."  United States shareholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our current and proposed method of operation, we do not believe that we are, have been or will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering and voyage chartering activities as services income, rather than rental income.  Accordingly, we believe that our income from these activities does not constitute "passive income," and the assets that we own and operate in connection with the production of that income do not constitute assets that produce, or are held for the production of, "passive income."

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

If we or our subsidiaries are not entitled to exemption under Section 883 of the Code for any taxable year, we, or our subsidiaries, could be subject during those years to an effective 2% United States federal income tax on gross shipping income derived during such a year that is attributable to the transport of cargoes to or from the United States. The imposition of this tax would have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

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

In 2004, the Liberian Ministry of Finance issued regulations, or the New Regulations, pursuant to which a non-resident domestic corporation engaged in international shipping, such as our Liberian subsidiaries, will not be subject to tax under the New Act retroactive to January 1, 2001. In addition, the Liberian Ministry of Justice issued an opinion that the New Regulations were a valid exercise of the regulatory authority of the Ministry of Finance. Therefore, assuming that the New Regulations are valid, our Liberian subsidiaries will be wholly exempt from tax as under prior law. In 2009, the Liberian Ministry of Finance adopted an Economic Stimulus Act to clarify the tax treatment of non-resident Liberian corporations. Although such Act was signed into law by the President of Liberia it was never formally published, which is a requirement to make it effective. We are still waiting advice from Liberia regarding publication of the 2009 Economic Stimulus Act.

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

A.  HISTORY AND DEVELOPMENT OF THE COMPANY

The Company

We are Frontline Ltd., a Bermuda-based shipping company incorporated in Bermuda as a Bermuda exempted company under the Bermuda Companies Law of 1981 on June 12, 1992 (Company No. EC-17460). Our registered and principal executive offices are located at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda, and our telephone number is +(1) 441 295 6935.

We are engaged primarily in the ownership and operation of oil tankers and oil/bulk/ore, or OBO, carriers, which are currently configured to carry dry cargo. We operate oil tankers of two sizes: VLCCs, which are between 200,000 and 320,000 dwt, and Suezmaxes, which are vessels between 120,000 and 170,000 dwt. We operate through subsidiaries and partnerships located in the Bahamas, Bermuda, the Cayman Islands, India, the Isle of Man, Liberia, Norway, the United Kingdom and Singapore. We are also involved in the charter, purchase and sale of vessels. Since 1996, we have emerged as a leading tanker company within the VLCC and Suezmax size sectors of the market.

We have our origin in Frontline AB, which was founded in 1985, and which was listed on the Stockholm Stock Exchange from 1989 to 1997. In May 1997, Frontline AB was redomiciled from Sweden to Bermuda and its shares were listed on the Oslo Stock Exchange. The change of domicile was executed through a share-for-share exchange offer from the then-newly formed Bermuda company, Frontline Ltd, or Old Frontline. In September 1997, Old Frontline initiated an amalgamation with London & Overseas Freighters Limited, or LOF, also a Bermuda company. This process was completed in May 1998. As a result of this transaction, Frontline became listed on the London Stock Exchange and on the NASDAQ National Market (in the form of American Depositary Shares, or ADSs, represented by American Depositary Receipts, or ADRs) in addition to its listing on the Oslo Stock Exchange.

The ADR program was terminated on October 5, 2001 and the ADSs were de-listed from the NASDAQ National Market on August 3, 2001. The Company's Ordinary Shares began trading on the New York Stock Exchange on August 6, 2001.

Vessel Acquisitions, Disposals and Other Significant Transactions

We entered into the following acquisitions and disposals in 2008, 2009, 2010 and 2011 to date:

Newbuilding and Option Contracts

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

Two of the VLCCs, Front Kathrine and Front Queen, were delivered to us on January 8, 2009 and May 18, 2009, respectively. In the second quarter of 2009, we reached agreements with two shipyards to cancel two VLCC and four Suezmax newbuilding contracts and agreed that the instalments already paid on the cancelled newbuildings be applied to, and set off against, future payments in the remaining newbuildings. In the third quarter of 2009, we reached agreement with Jinhaiwan whereby the financial exposure of $252 million on two VLCC newbuildings could be limited to the $54 million already paid. At December 31, 2009, we had newbuilding contracts for four Suezmaxes and six VLCCs.

During 2010, six newbuildings were completed. Four Suezmax vessels were delivered: the Northia on January 5, the Naticina on March 9, the Front Odin on May 5 and the Front Njord on August 12. Two VLCCs were delivered: the Front Cecilie on June 10 and the Front Signe on August 9. In June 2010, the Company entered into a contract with Rongsheng for the construction of two 156,900 dwt Suezmax newbuildings. The vessels are expected to be delivered in the first and second quarters of 2013. In September 2010, the Company announced that it had agreed with Jinhaiwan to re-structure the Company's VLCC newbuilding program at the yard. The Company agreed to take delivery of the two optional VLCCs at the yard and ordered one additional VLCC newbuilding, resulting in a commitment to take delivery of five 320,000 dwt VLCC newbuildings, with a total contract price of $525 million. As of December 31, 2010, the Company's newbuilding program comprised two Suezmax tankers and five VLCCs, which constitute a contractual cost of $650 million. As of December 31, 2010, the Company has paid $198.6 million and was committed to make further installments of $451.4 million.

Acquisitions and Disposals

In January 2008, Ship Finance sold the single hull vessel Front Maple to a third party and terminated our charter party for the vessel. We received a termination payment of $16.7 million.

In March 2008, we agreed with Ship Finance to terminate the long-term charter party between the companies for the single hull VLCC Front Sabang. Ship Finance simultaneously sold the vessel. We received a compensation payment of approximately $25 million for the early termination of the charter party, which was recognized in the second quarter of 2008 at the time of delivery to the new owners.

In June 2008, we acquired en bloc five secondhand double hull Suezmax tankers built between 1992 and 1996 from Top Ships Inc. for an aggregate purchase price of $240 million. We took delivery of these vessels between June 2008 and September 2008 and assumed existing time charters on three of the vessels. We allocated $247.3 million and a negative value of $7.3 million to the vessels and time charters, respectively.

In July 2009, we agreed with Ship Finance to terminate the long term charterparty for the single hull VLCC Front Duchess and received a compensation payment of approximately $2.4 million in October 2009.

In February 2010, we purchased the VLCC Front Vista from Ship Finance for $58.5 million. The Front Vista had been chartered in by the Company. Due to the termination of the charter, a compensation fee of $0.4 million was paid to Ship Finance. In March 2010, the Company sold the Front Vista. The sale price of $60.0 million will be settled in the payment of installments over a 10-year period.

In March 2010, we agreed with Ship Finance to terminate the long term charter party for the single hull VLCC Golden River. The termination of the charter took place in April 2010 and Ship Finance made a compensation payment to us of approximately $2.9 million for the early termination of the charter party.

In March 2010, we agreed to sell the single hull Suezmax Front Voyager and delivery to the buyer took place in April 2010.

In April 2010, we agreed to acquire two 2009-built 321,300 dwt double hull VLCC tankers; Callisto Glory and Andromeda Glory from an unrelated third party. The first vessel; renamed Front Eminence, was delivered on May 18, 2010 and the second vessel; renamed Front Endurance, was delivered on June 28, 2010.

In January 2011, we sold the VLCC Front Shanghai for net sale proceeds of $91.2 million. In connection with the sale, we agreed to charter back the vessel from the new owner for approximately two years at a rate of $35,000 per day. Delivery to the new owners took place on January 26, 2011.

In February 2011, we agreed with Ship Finance to terminate the long term charter parties between the companies for the two single hull VLCCs Ticen Sun and Front Ace and Ship Finance simultaneously sold the vessels. The termination of the charter parties took place in February 2011 and March 2011, respectively, and Ship Finance made a compensation payment to the Company of approximately $5.8 million for the early termination of the charter parties.

In March 2011, we exercised our option to acquire the 2002-built VLCC Front Eagle and sold the vessel to an unrelated third party for $67.0 million. In connection with the sale, we agreed to charter back the vessel from the new owner. The duration of the time charter is approximately two years at a rate of $32,500 per day. Delivery to the new owners is expected to take place in the second quarter of 2011.

In April 2011, we agreed with Ship Finance to terminate the long term charter party between the companies for the OBO vessel Front Leader and Ship Finance simultaneously sold the vessel. The termination of the charter party is expected to take place in the second quarter of 2011 and we expect to make a compensation payment to Ship Finance of approximately $7.7 million for the early termination of the charter party.

Charters and Redeliveries

In September 2008, we chartered out the Suezmax OBO carriers Front Guider and Front Viewer for a period of five years with commencement of charter early December 2008 and mid April 2009, respectively.

In November 2008, we chartered out the VLCC Front Energy for a three year period with delivery mid-November 2008 and the VLCC Front Champion for a period of one year with commencement of charter end November 2008.

In early December 2008, we redelivered Cosglory Lake after a total length of the charter party of approximately 3.5 years.

In December 2008, we entered into an agreement with Teekay Corporation to commercially combine their Suezmax tankers within the Gemini Pool, the world's largest Suezmax tanker pool. Our vessels entered the pool between January 8 and February 12, 2009.

In December 2008, we chartered out the Suezmax tanker Front Brabant for a three-year time charter with commencement in January 2009.

In January 2009, we entered into an agreement with Shell to charter out the two double hull Suezmax tankers Genmar Phoenix and Genmar Harriet G. on time charter for the remainder of their existing charters in.

In April 2009, we entered into an agreement with the charterer of Front Lady and Front Highness to amend the time charter agreements to bareboat agreements and extend the contracts for one additional year from the single hull phase-out date in 2010 to around April 2011 and August 2011, respectively. The charterers also assumed the drydocking for Front Lady. The vessels are operated as floating storage units and have ceased to trade as regular tankers. The vessels have been renamed "Ticen Ocean" and "Ticen Sun".

In early November and December 2009, we redelivered four of the five Suezmax tankers chartered in from Eiger. We redelivered the final vessel in February 2010.

In November 2009, we did not exercise the purchase options for Front Chief, Front Commander and Front Crown. We agreed instead to charter in the three vessels on one-year time charters at $29,000 per day.

In November 2009, we entered into an agreement to time charter out the OBO carrier Front Striver for a period of at least five months at a time charter rate of $40,000 per day gross.

In January 2010, we entered into an agreement to charter in the VLCC Desh Ujaala for a one year time charter at net $29,625 per day with one-year option period.

In January 2010, we signed a bareboat charter for the VLCC Edinburgh for a two year period with a two-year option period. The vessel is operated as a floating storage unit and ceased to trade as a regular tanker.

In March 2010 we agreed with Ship Finance to terminate the long-term charter party for the single hull VLCC Golden River. Ship Finance simultaneously sold the vessel to an unrelated third party. The termination of the charter took place in April 2010 and Ship Finance made a compensation payment to Frontline of approximately $2.9 million for the early termination of the charter party.

In June 2010, we received notices from the owners of the two chartered-in 2001-built Suezmax tankers, Front Melody and Front Symphony, and the two chartered-in 2000-built VLCCs, Front Tina and Front Commodore, that the owners exercised their option to extend the charter period for two years to the end of 2013 from the expiry of the mandatory lease period at the end of 2011. The owners have the option to further extend the charter periods until the end of 2015.

In June 2010, the single hull VLCC Front Duke was redelivered from her time charter agreement and subsequently entered into a bareboat charter agreement expiring at the end of 2012. The vessel is operated as a floating storage unit and has ceased to trade as a regular tanker.

With effect from July 1, 2010, we no longer chartered in the 15 Suezmax vessels we were chartering in from Nordic American Tanker Shipping Ltd. ("NATS") on floating rate time charters.

In September 2010, we entered into an agreement to time charter out two VLCCs; Front Eminence for a period of five years commencing November 2010 at a gross rate of $43,000 per day and Golden Victory for a period of three years commencing October 2010 at a gross rate of $40,000 per day. The latter has an option for the charterer to extend for an additional two years at a premium.

In November 2010, we extended the time-charter in agreements of Front Chief, Front Commander and Front Crown (all 1999-built double hull VLCCs); for one year from January 2011 at $26,500 per day per vessel.

In December 2010, the bareboat charter with Chevron Transport Corporation for the VLCC Antares Voyager terminated and the vessel was redelivered to the Company.

In January 2011, the bareboat charter with BP Shipping Limited for the VLCC Pioneer (previously British Pioneer) terminated and the vessel was redelivered to the Company.

In January 2011, the chartered-in VLCC Desh Ujaala was re-delivered to the owners and the British Pioneer was redelivered to the Company following the termination of the bareboat charter by BP.

Establishment and Spin-Off of Sealift Ltd

In January 2007, we established a separate entity named Sealift Ltd, or Sealift, to develop our heavy lift business. Sealift completed a private placement in the amount of $180.0 million and its shares were listed on the Norwegian over-the-counter (OTC) market in January 2007. We invested $60.0 million in the company and, following the initial private placement in January, we became a 33.3% shareholder. Sealift acquired four single-hull Suezmax vessels from us, which we were obligated to convert to heavy lift vessels for $100.0 million each. Sealift also acquired two Suezmax vessels from us for $38.0 million each and option contracts with a shipyard to convert these two additional Suezmax vessels into heavy lift vessels.  The total consideration for all six vessels acquired by Sealift is $476.0 million, of which $396.0 million was received in cash and $80.0 million in an interest free seller's credit.  $40.0 million of the interest free seller's credit was payable on the delivery of each of the final two converted vessels. Five of the vessels sold to Sealift were first acquired by Frontline from Ship Finance. We delivered the converted heavy lift vessels to Sealift in May and December 2007 and May and July 2008. The $80.0 million interest-free seller's credit was paid in July 2008 and we recorded a gain of $91.0 million in 2008 relating to the delivery of the converted heavylift vessels. We incurred net damages of $1.2 million with respect to the late delivery of the fourth and final converted heavylift vessel.

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

Establishment and spin-off of Independent Tankers Corporation Limited

In January 2008, we established Independent Tankers Corporation Limited, or ITCL, a Bermuda company and our wholly-owned subsidiary for the purpose of holding, by way of contribution, our interests in Independent Tankers Corporation, or ITC. ITC owns or leases six VLCC and four Suezmax tankers, which are financed through bonds in the U.S. market and financial lease arrangements. On February 20, 2008, our Board declared the distribution of a special dividend of 17.53% of the capital stock of ITCL to our shareholders. On February 28, 2008, we distributed to our shareholders one share of ITCL for every five shares of Frontline. Certain of our U.S. shareholders were excluded from the distribution and received a cash payment in lieu of shares equal to $0.34 per Frontline share. ITCL listed its shares on the Oslo OTC Market on March 7, 2008.

B.  BUSINESS OVERVIEW

As of December 31, 2010, our tanker and OBO fleet consisted of 73 vessels.  The fleet consists of 44 VLCCs, which are either owned or chartered in, 21 Suezmax tankers which are either owned or chartered in and eight Suezmax OBOs which are chartered in. We also had five VLCC newbuildings and two Suezmax newbuildings on order and three VLCCs under our commercial management.

We operate in two markets, the tanker and drybulk carrier markets, as an international provider of seaborne transportation of crude oil and drybulk cargoes. An analysis of revenues from these services is as follows:

(in thousands of $)	2010	2009	2008
Total operating revenues – tanker market	1,023,733	989,773	1,955,427
Total operating revenues – drybulk carrier market	136,912	124,983	130,228

Our vessels operate worldwide and therefore management does not evaluate performance by geographical region as this information is not meaningful.

As of December 31, 2010, the tanker fleet that we operate has a total tonnage of approximately 17.6 million dwt, including the 0.9 million dwt under commercial management, and the drybulk fleet that we operate has a total tonnage of approximately 1.4 million dwt. Our tanker vessels have an average age of approximately 11 years compared with an estimated industry average of approximately 9 years, and our OBO vessels have an average age of approximately 20 years compared with an estimated industry average of approximately 22 years. We believe that our vessels comply with the most stringent of generally applicable environmental regulations for tankers and OBO vessels.

We own various vessel owning and operating subsidiaries. Our operations take place substantially outside of the United States. Our subsidiaries, therefore, own and operate vessels that may be affected by changes in foreign governments and other economic and political conditions. We are engaged primarily in transporting crude oil and, in addition, raw materials like coal and iron ore and our vessels operate in the spot and time charter markets. Our VLCCs are specifically designed for the transportation of crude oil and, due to their size, are primarily used to transport crude oil from the Middle East Gulf to the Far East, Northern Europe, the Caribbean and the Louisiana Offshore Oil Port, or LOOP. Our Suezmax tankers are similarly designed for worldwide trading, but the trade for these vessels is mainly in the Atlantic Basin, Middle East and Southeast Asia.

In December 2008, Teekay Corporation, or Teekay, and the Company announced an agreement to commercially combine their Suezmax vessels within the Gemini Pool, a global Suezmax tanker pool. Effective from January 1, 2009, we placed our Suezmax vessels within the Gemini Pool, bringing the total number of vessels in the pool to 36. Gemini Tankers LLC, a wholly-owned subsidiary of Teekay, has established an office in Oslo, Norway to, among other things, manage the larger fleet and establish a chartering presence in Europe to supplement its existing operations in Stamford, Connecticut. We expect to improve the utilization on our fleet and to reduce the cost basis by entering a large pool. In addition to the Company and Teekay, NATS, König & Cie and Hyundai Merchant Marine also participate in the Gemini Pool.

Historically, the tanker industry has been highly cyclical, with attendant volatility in profitability and asset values resulting from changes in the supply of and demand for tanker capacity. Our OBO carriers are specifically designed to carry oil or dry cargo and may be used to transport either oil or dry cargo on any voyage. Currently, our eight Suezmax OBOs are configured to carry dry bulk cargo and are fixed on medium- to long-term charters.

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

The tanker industry is highly cyclical, experiencing volatility in profitability, vessel values and freight rates. Freight rates are strongly influenced by the supply of tanker vessels and the demand for oil transportation. Refer to Item 5 "Operating and Financial Review and Prospects" for a discussion of the tanker market in 2010 and 2011.

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

Frontline has a strategy of extensive outsourcing. Ship management, crewing and accounting services are provided by a number of independent and competing suppliers. Our vessels are managed by independent ship management companies. Pursuant to management agreements, each of the independent ship management companies provides operations, ship maintenance, crewing, technical support, shipyard supervision and related services to Frontline. A central part of our strategy is to benchmark operational performance and cost level amongst our ship managers. Independent ship managers provide crewing for our vessels. Currently, our vessels are crewed with Russian, Ukrainian, Croatian, Romanian, Indian and Filipino officers and crews, or combinations of these nationalities. Accounting services for each of our ship-owning subsidiaries are also provided by the ship managers.

Frontline decided in August 2009 to establish a ship management company in Singapore. The new company, Sea Team Management Pte. Ltd., is a complement to the external ship management companies currently offering services to Frontline and is not a change in the Company's outsourcing strategy. However, we would like to strengthen our position towards our service providers to enhance and secure delivery of high quality service at low cost in the future. Sea Team Management Pte Ltd. was certified and received its ISM Document of Compliance by Det Norske Veritas on February 3, 2010 and is as such an approved ship management company. In addition a crewing company was formally opened in Chennai, India, on January 17, 2010.

Our principal executive offices are located at Par-la-Ville Place, 14 Par-la-Ville Road in Hamilton, Bermuda.

Strategy

Our strategy is to maintain and expand our position as a world-leading operator and charterer of modern, high quality oil tankers. Our principal focus is the transportation of crude oil and its related refined dirty petroleum cargoes for major oil companies and major oil trading companies. We seek to optimize our income and adjust our exposure through actively pursuing charter opportunities whether through time charters, bareboat charters, sale and leasebacks, straight sales and purchases of vessels, newbuilding contracts and acquisitions.

We presently operate VLCC and Suezmax vessels in the tanker market and OBO vessels in the dry cargo market. Our strategy is to have at least 30% fixed charter income coverage for our fleet, predominantly through time charters, and trade the balance of the fleet on the spot market. We focus on minimizing time spent on ballast by "cross trading" our vessels, typically with voyages loading in the Persian Gulf discharging in Northern Europe, followed by a trans-Atlantic voyage to the U.S. Gulf of Mexico and, finally, a voyage from either the Caribbean or West Africa to the Far East/Indian Ocean. We believe that operating a certain number of vessels in the spot market, enables us to capitalize on a potential stronger spot market as well as to serve our main customers on a regular non term basis. We believe that the size of our fleet is important in negotiating terms with our major clients and charterers. We also believe that our large, high-quality VLCC and Suezmax fleet enhances our ability to obtain competitive terms from suppliers and ship repairers and builders and to produce cost savings in chartering and operations.

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

We have newbuilding contracts for five VLCCs and two Suezmax vessels as of April 4, 2011.

We continue to evaluate opportunities in the time charter market. On the basis of the strength of the drybulk market when the vessels became available, all of our eight OBO carriers have been fixed on medium- to long-term charters at an average daily rate of approximately $47,000 and $48,000 in 2010 and 2011, respectively. As of December 31, 2010, approximately 22% of our operating days for our total fleet for 2011 were on fixed time charter and bareboat charter, excluding the vessels in ITCL.

Although there has been a trend towards consolidation over the past 15 years, the tanker market remains highly fragmented. We estimate, based on available industry data that we currently own or operate approximately 8% of the world VLCC fleet and 5% of the world Suezmax tanker fleet.  We intend to use our operational cash flow together with our available financing to continue the consolidation of the tanker market.  We always look for attractive investments and acquisitions and will finance such investments through a combination of debt and equity. Our role in the consolidation of the tanker market may include the acquisition of new vessels and second-hand vessels and we may also engage in business acquisitions and strategic transactions such as marketing joint ventures. In the ordinary course of our business, we engage in the evaluation of potential candidates for acquisitions and strategic transactions.

Our goal is to generate competitive returns for our shareholders with quarterly dividend payments. Our dividend payments are based on present earnings, market prospects, current capital expenditure programs as well as investment opportunities.

Seasonality

Historically, oil trade and, therefore, charter rates increased in the winter months and eased in the summer months as demand for oil in the Northern Hemisphere rose in colder weather and fell in warmer weather. The tanker industry, in general, has become less dependent on the seasonal transport of heating oil than a decade ago as new uses for oil and oil products have developed, spreading consumption more evenly over the year. Most apparent is a higher seasonal demand during the summer months due to energy requirements for air conditioning and motor vehicles.

The dry bulk trade also has a history of tracking seasonal demand fluctuations, but like the oil trade, appears to have become less dependent on such fluctuations as a result of the increased transportation of certain dry bulk commodities. Grain has traditionally had the greatest impact on the dry bulk market, particularly during the peak demand seasons, which occur during the second quarter in the Southern Hemisphere and at the end of the third quarter and throughout the fourth quarter in the Northern Hemisphere. The growth of iron ore and coal transportation over the last decade, however, has diminished the relative importance of grain to the dry bulk transportation industry. With the quarterly pricing of iron ore affecting its demand and factors such as weather and port congestion impacting the dry bulk industry as a whole, the volatility of dry bulk earnings in recent years appears to be the result of factors other than seasonality.

Customers

During the year ended December 31, 2010, we reported total revenue from one customer of $244 million, which represented approximately 21% of consolidated operating revenues (2009: one customer, which represented approximately 22% and 2008: one customer, which represented approximately 20%). This was the same customer in each year. No other customers represent more than 10% of consolidated operating revenues for the periods presented.

Competition

The market for international seaborne crude oil transportation services is highly fragmented and competitive. Seaborne crude oil transportation services generally are provided by two main types of operators: major oil company captive fleets (both private and state-owned) and independent ship-owner fleets. In addition, several owners and operators pool their vessels together on an ongoing basis, and such pools are available to customers to the same extent as independently owned-and-operated fleets. Many major oil companies and other oil trading companies, the primary charterers of the vessels owned or controlled by us, also operate their own vessels and use such vessels not only to transport their own crude oil but also to transport crude oil for third-party charterers in direct competition with independent owners and operators in the tanker charter market. Competition for charters is intense and is based upon price, location, size, age, condition and acceptability of the vessel and its manager. Competition is also affected by the availability of other size vessels to compete in the trades in which the Company engages. Charters are, to a large extent, brokered through international independent brokerage houses that specialize in finding the optimal ship for any particular cargo based on the aforementioned criteria. Brokers may be appointed by the cargo shipper or the ship owner.

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

We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards.  We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact, such as the 2010 Deepwater Horizon oil spill in the Gulf of Mexico, could result in additional legislation or regulation that could negatively affect our profitability.

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

The following table summarizes the impact of such regulations on the Company's single hull (SH) and double sided (DS) tankers:

Vessel Name	Vessel type	Vessel Category	Year Built	IMO phase out	Flag state Exemption

Titan Aries (ex-Edinburgh)	VLCC	DS	1993	2018	n/a
Front Ace (1)	VLCC	SH	1993	2010	2015
Titan Orion (ex-Front Duke)	VLCC	SH	1992	2010	2015
Ticen Sun	VLCC	SH	1991	2010	2015
Ticen Ocean	VLCC	SH	1991	2010	2015

 (1) Agreement reached in February 2011 regarding termination of the lease. Termination occurred in March 2011.

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

Under OPA, vessel owners, operators and bareboat charterers are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. OPA limits the liability of responsible parties with respect to tankers over 3,000 gross tons to the greater of $3,200 per gross tons or $23.496 million per single hull tanker, and $2,000 per gross ton or $17.088 million per double hull tanker, respectively, and permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries. Some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, however, in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other vessel.

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

At the international level, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments in February 2004, or the BWM Convention. The Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. The Convention has not yet entered into force because a sufficient number of states have failed to adopt it.  However, the IMO's Marine Environment Protection Committee passed a resolution in March 2010 encouraging the ratification of the Convention and calling upon those countries that have already ratified to encourage the installation of ballast water management systems. If mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers. Although we do not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on our operations.

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

Our protection and indemnity insurance, or P&I insurance, covers third-party liabilities and other related expenses from, among other things, injury or death of crew, passengers and other third parties, claims arising from collisions, damage to cargo and other third-party property and pollution arising from oil or other substances. Our current P&I insurance coverage for pollution is the maximum commercially available amount of $1.0 billion per tanker per incident and is provided by mutual protection and indemnity associations. Each of the vessels currently in our fleet is entered in a protection and indemnity association which is a member of the International Group of Protection and Indemnity Mutual Assurance Associations. The 13 protection and indemnity associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each protection and indemnity association has capped its exposure to this pooling agreement at approximately $7.0 billion currently. As a member of protection and indemnity associations, which are, in turn, members of the International Group, we are subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations and members of the pool of protection and indemnity associations comprising the International Group.

Our hull and machinery insurance covers actual or constructive total loss from covered risks of collision, fire, heavy weather, grounding and engine failure or damages from same. Our war risks insurance covers risks of confiscation, seizure, capture, vandalism, sabotage and other war-related risks. Our loss-of-hire insurance covers loss of revenue at $23,000 per day for Suezmaxes and $30,000 per day for VLCCs for not less than 90 days resulting from an accident covered by the terms of our hull and machinery insurance for each of our vessels, with a fourteen day deductible for OBO vessels and a 60 day deductible for all other Suezmaxes and VLCCs.

C.  ORGANIZATIONAL STRUCTURE

See Exhibit 8.1 for a list of our significant subsidiaries.

D.  PROPERTY, PLANTS AND EQUIPMENT

The Company's Vessels

The following table sets forth the fleet that we operated as of December 31, 2010 (including contracted newbuildings not yet delivered):

Vessel	Built	Approximate Dwt.	Construction	Flag	Type of Employment

Tonnage Owned Directly

VLCCs
Antares Voyager	1998	310,000	Double-hull	BA	Spot market
Phoenix Voyager	1999	308,500	Double-hull	BA	Bareboat charter
British Pioneer	1999	307,000	Double-hull	IoM	Bareboat charter
British Progress	2000	307,000	Double-hull	IoM	Bareboat charter
British Purpose	2000	307,000	Double-hull	IoM	Bareboat charter
Front Shanghai (1)	2006	298,500	Double-hull	HK	Spot market
Front Kathrine	2009	297,974	Double-hull	MI	Spot market
Front Queen	2009	297,000	Double-hull	MI	Time charter
Front Eminence	2009	321,300	Double-hull	MI	Time charter
Front Endurance	2009	321,300	Double-hull	MI	Spot market
Front Cecilie	2010	297,000	Double-hull	HK	Spot market
Front Signe	2010	297,000	Double-hull	HK	Spot market
Hull J0025 (Newbuilding)	2011	320,000	Double-hull	n/a	n/a
Hull J0026 (Newbuilding)	2011	320,000	Double-hull	n/a	n/a
Hull J0027 (Newbuilding)	2012	320,000	Double-hull	n/a	n/a
Hull J0028 (Newbuilding)	2012	320,000	Double-hull	n/a	n/a
Hull J0106 (Newbuilding)	2013	320,000	Double-hull	n/a	n/a

Suezmax Tankers
Front Fighter	1994	147,048	Double-hull	MI	Spot market
Front Hunter	1996	146,286	Double-hull	MI	Spot market
Front Alfa	1993	150,038	Double-hull	MI	Spot market
Front Beta	1992	135,915	Double-hull	MI	Spot market
Front Delta	1993	136,055	Double-hull	MI	Spot market
Northia	2010	156,000	Double-hull	MI	Time charter
Naticina	2010	156,000	Double-hull	MI	Time charter
Front Odin	2010	156,000	Double-hull	MI	Spot market
Front Njord	2010	156,000	Double-hull	HK	Spot market
Cygnus Voyager	1993	157,000	Double-hull	BA	Bareboat charter
Altair Voyager	1993	136,000	Double-hull	BA	Bareboat charter
Sirius Voyager	1994	156,000	Double-hull	BA	Bareboat charter
Hull 1161 (Newbuilding)	2013	157,000	Double-hull	n/a	n/a
Hull 1162 (Newbuilding)	2013	157,000	Double-hull	n/a	n/a

Tonnage Chartered in from Ship Finance

VLCCs
Ticen Sun (2)	1991	284,000	Single-hull	SG	Bareboat charter
Ticen Ocean	1991	284,000	Single-hull	PAN	Bareboat charter
Titan Orion (ex-Front Duke)	1992	284,000	Single-hull	SG	Bareboat charter
Titan Aries (ex-Edinburgh)	1993	302,000	Double-side	LIB	Bareboat charter
Front Ace (2)	1993	276,000	Single-hull	LIB	Time charter

Front Vanguard	1998	300,000	Double-hull	MI	Spot market
Front Century	1998	311,000	Double-hull	MI	Spot market
Front Champion	1998	311,000	Double-hull	BA	Spot market
Ovatella (ex-Front Comanche)	1999	300,000	Double-hull	FRA	Time charter
Golden Victory	1999	300,000	Double-hull	MI	Time charter
Front Circassia	1999	306,000	Double-hull	MI	Spot market
Front Opalia	1999	302,000	Double-hull	MI	Spot market
Ocana	1999	300,000	Double-hull	IoM	Time charter
Front Scilla	2000	303,000	Double-hull	MI	Spot market
Oliva	2001	299,000	Double-hull	IoM	Time charter
Front Serenade	2002	299,000	Double-hull	LIB	Time charter
Otina	2002	298,000	Double-hull	IoM	Time charter
Ondina	2002	299,000	Double-hull	IoM	Time charter
Front Falcon	2002	309,000	Double-hull	BA	Spot market
Front Page	2002	299,000	Double-hull	LIB	Time charter
Front Energy	2004	305,000	Double-hull	CYP	Time charter
Onoba (ex-Front Force)	2004	305,000	Double-hull	CYP	Time charter

Suezmax OBO Carriers
Front Breaker	1991	169,000	Double-hull	MI	Time charter
Front Climber	1991	169,000	Double-hull	SG	Time charter
Front Driver	1991	169,000	Double-hull	MI	Time charter
Front Guider	1991	169,000	Double-hull	SG	Time charter
Front Leader (3)	1991	169,000	Double-hull	SG	Time charter
Front Rider	1992	169,000	Double-hull	SG	Time charter
Front Striver	1992	169,000	Double-hull	SG	Time charter
Front Viewer	1992	169,000	Double-hull	SG	Time charter

Suezmax Tankers
Front Pride	1993	150,000	Double-hull	MI	Spot market
Front Glory	1995	150,000	Double-hull	MI	Spot market
Front Splendour	1995	150,000	Double-hull	MI	Spot market
Front Ardenne	1997	150,000	Double-hull	MI	Spot market
Front Brabant	1998	150,000	Double-hull	MI	Time charter
Mindanao	1998	150,000	Double-hull	SG	Time charter

Tonnage Chartered in from Third Parties
VLCCs
Front Chief	1999	311,000	Double-hull	BA	Spot market
Front Commander	1999	311,000	Double-hull	BA	Spot market
Front Crown	1999	311,000	Double-hull	BA	Spot market
British Pride	2000	307,000	Double-hull	IoM	Bareboat charter
Front Tina	2000	299,000	Double-hull	LIB	Spot market
Front Commodore	2000	299,000	Double-hull	LIB	Spot charter
Front Eagle (4)	2002	309,000	Double-hull	BA	Spot market
Hampstead	1996	298,000	Double-hull	IoM	Spot market
Kensington	1995	298,000	Double-hull	IoM	Spot market
Desh Ujaala (5)	2005	316,217	Double-hull	India	Spot market

Suezmax Tankers
Front Warrior	1998	153,000	Double-hull	BA	Spot market
Front Melody	2001	150,000	Double-hull	LIB	Spot market
Front Symphony	2001	150,000	Double-hull	LIB	Spot charter

Tonnage under Commercial Management VLCCs
Saga Chelsea	1995	298,432	Double-hull	MI	Spot market
Saga Julie	2000	299,089	Double-hull	MI	Spot market
Saga Unity	2000	300,000	Double-hull	MI	Spot market

(1) Vessel was sold in January 2011 and chartered back in for approximately two years. The vessel was renamed Gulf Eyadah and changed to the Panama flag.
(2) Agreement reached in February 2011 regarding termination of the lease. Termination occurred in March 2011.
(3) Agreement reached in April 2011 regarding termination of the lease. Termination is expected to occur in the second quarter of 2011.
(4) Vessel was acquired in March 2011 when our purchase option was exercised and simultaneously sold. Delivery to the new buyer is expected to take place in the second quarter of 2011.
(5) Vessel was redelivered in January 2011.

Our chartered in fleet is contracted to us under leasing arrangements with fixed terms of between seven and twenty-three years. Lessors have options to extend six of these leases by up to an additional five years from expiry of the initial fixed term. We have fixed purchase price options to buy six of these vessels at certain future dates and the lessors have fixed options to sell six of these vessels to us at the end of the lease period. Four of the lease agreements may not be terminated by us without the agreement of the end-user of the vessel.

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

As of December 31, 2010, our tanker and OBO fleet consisted of 73 vessels.  The fleet consists of 44 VLCCs which are either owned or chartered in, 21 Suezmax tankers which are either owned or chartered in and eight Suezmax OBOs which are chartered in. We also had five VLCC newbuildings and two Suezmax newbuildings on order and three VLCCs under our commercial management.

A full fleet list is provided in Item 4.D. "Information on the Company" showing the vessels that we currently own and charter in.

Fleet Changes

Refer to Item 4 for discussion on acquisitions and disposals of vessels. A summary of our fleet changes for the years ended December 31, 2010, 2009 and 2008 is as follows:

	2010	2009	2008
VLCCs
At start of period	41	40	42
Acquisitions	4	2	—
Dispositions	(2)	(1)	(2)
Chartered In	1	—	—
At end of period	44	41	40

Suezmax
At start of period	27	29	16
Acquisitions	4	—	5
Dispositions	(1)	—	(3)
Chartered In	(9)	(2)	11
At end of period	21	27	29

Suezmax OBOs
At start and end of period	8	8	8

Total fleet
At start of period	76	77	66
Acquisitions	8	2	5
Dispositions	(3)	(1)	(5)
Chartered In	(8)	(2)	11
At end of period	73	76	77

Summary of Fleet Employment

As discussed below, our vessels are operated under time charters, bareboat charters, voyage charters, pool arrangements and COAs.

	As of December 31,
	2010		2009		2008
	Number of vessels	Percentage of fleet	Number of vessels	Percentage of fleet	Number of vessels	Percentage of fleet
VLCCs
Spot or pool	22	50%	15	37%	15	38%
Time charter	13	30%	14	34%	15	38%
Bareboat charter	9	20%	12	29%	10	25%
Total	44	100%	41	100%	40	100%

Suezmax
Spot or pool	15	72%	19	70%	21	73%
Time charter	3	14%	5	19%	5	17%
Bareboat charter	3	14%	3	11%	3	10%
Total	21	100%	27	100%	29	100%

Suezmax OBOs
Time charter	8	100%	8	100%	8	100%
Total	8	100%	8	100%	8	100%

Total fleet
Spot or pool	37	51%	34	45%	36	47%
Time charter	24	33%	27	35%	28	36%
Bareboat charter	12	16%	15	20%	13	17%
Total	73	100%	76	100%	77	100%

Market Overview and Trend Information

Tanker Market

According to industry sources, the average TCE rate for a modern VLCC was $42,500 per day in 2010. The tanker market in 2010 was characterized by a strong first half and a weak second half. Storage activities and delays in the newbuilding delivery schedule contributed positively to the first half of the year and the year started rather strongly with average earnings of $60,000 per day in the first quarter and $58,000 per day in the second quarter. The second half of the year returned lower earnings per day mostly due to the lack of vessels being used as floating storage and the high availability of tonnage. Consequently the average TCE for the third and the fourth quarter was $26,000 and $27,500 per day respectively.

The removal of single hulled vessels throughout the year was modest and below most expectations. However, due to their trading restrictions interference with the more modern tonnage was rather limited. Furthermore, a large increase in world oil demand helped the continued growth throughout the year of the seaborne oil trade. Industry sources indicate a 4% growth in the volume of seaborne oil trade and a 3% increase in transport distances. China maintained its imports from West Africa, and thus continues to be one of the most important participants to the large tanker market and a main contributor to what industry sources estimate was a 7% ton-mile increase in 2010.

The VLCC fleet increased by approximately 7.5% in 2010 to 548 vessels. Throughout the year, a total of 55 new vessels were delivered to owners and 51 new orders were placed. The total order book consisted of 185 vessels at the end of the year, representing 34% of the existing fleet.

Throughout 2011, it is estimated that 79 new VLCCs will enter the market, including 25 in the first quarter. In 2010 industry sources expected that 67 VLCCs would be delivered, however only 55 were actually delivered. This resulted in 19% slippage for the year and the trend is expected to continue throughout 2011. Furthermore, there are still single hull vessels trading actively. The phase out program has not yet been completed and the fleet counted 43 non-double hull VLCCs at the end of 2010. Not all of these vessels are trading actively and it is likely that the majority will be either sold for scrap, demolished or converted by the end of 2011.

The Suezmax fleet increased by approximately 6.5% in 2010 to 409 vessels. Throughout 2010, a total of 37 new vessels were delivered to owners and 59 new orders were placed. The total order book consisted of 147 vessels at the end of 2010, representing 36% of the existing fleet.

Throughout 2011, it is estimated that 62 new Suezmaxes will enter the market, including 24 in the first quarter. In 2010, industry sources expected that 61 Suezmaxes would be delivered, while only 37 were delivered. This resulted in 39% slippage for the year and the trend is expected to continue throughout 2011. Furthermore, there are still single hull vessels trading actively. The phase out program has not yet been completed and the fleet counted 14 non-double hull Suezmaxes at the end of 2010. Not all of them are trading actively and it is likely that the majority will be either sold for scrap, demolished or converted by the end of 2011.

According to the February 2011 report from the International Energy Agency, or "IEA", average OPEC production is estimated at 29.2 million barrels per day in 2010. The expected 2011 OPEC production output figure has not yet been published by the IEA.  However, the IEA estimates a production figure of about 29.9 million barrels per day for January 2011, which is approximately 800.000 barrels per day more compared to the production output in January 2010.

The IEA further estimates that the average world oil demand was 87.8 million barrels per day in 2010, which represents an increase of 3.3% or 2.85 million barrels per day from 2009. For 2011, the world oil demand is estimated at 89.3 million barrels per day, representing an increase of 1.7% or 1.46 million barrels per day from 2010.

The bunker (vessel fuel oil) market followed movements in the oil market closely in 2010. The average bunker price in Fujairah was approximately $465/mt in 2010, which represents an increase of $95/mt from 2009. The prices ranged from a low of $422/mt at the beginning of July to a high of $512/mt at the end of December.

According to the 'World Economic Outlook - Update' published by The International Monetary Fund, or "IMF", in January 2011, World Output, or GDP, increased 5 % in 2010, which was a substantial upward shift compared to the 2009 -0.6% growth. For 2011 and 2012 the IMF forecasts World GDP growth of 4.4% and 4.5%, respectively.

Drybulk Market

In spite of a net fleet growth of 76 million dwt or 14% of the existing fleet and slightly lower iron ore imports to China, average earnings for the entire fleet were generally at the same level as for 2009. But there were big differences in earnings between the sizes which reflect the influx of newbuildings. As many as 205 Capesize vessels were delivered in 2010 or a net fleet growth of 23%, while the Handysize segment in comparison had a net fleet growth of 8%. In combination with lower volumes of long haul shipments of iron ore from Brazil to Asia, the charter rates for Capesize vessels declined and from time to time they earned less than the smaller sizes.

Outside the normal supply and demand balance there are a few reasons why the utilization of the dry bulk fleet was well supported.

•	Chinese coastal trade is growing fast and may account for as much as 6% of total dry bulk trade

•	Waiting time at load and discharge ports was tying up between 5 and 9% of the total fleet during 2010.

•
There was inefficient utilization of the fleet due to the fact that a continuously larger portion of the dry bulk fleet discharges in Asia and must sail without cargo back to loading areas in the Western hemisphere. In addition piracy in Gulf of Aden and Indian Ocean is adding waiting time for military convoys, slower steaming during convoy passages and deviations in general.

As reported by the Baltic Exchange, the average time charter earnings for a Panamax vessel was $18,203 per day during the fourth quarter of 2010 and average time charter earnings for a Capesize vessel was $34,424 per day for the same period.

The total dry bulk fleet grew by 15.7% year on year during fourth quarter 2010 and 3.8% compared to the previous quarter. There is a substantial gap between the official order book and what is actually being delivered. About 67% of the official order book was delivered during 2010.

Furthermore, the IMF reported a U.S. GDP increase of 2.8% for 2010, which was an upward shift from the 2009 decrease of 2.6%. For 2011 and 2012 the IMF forecasts a U.S. GDP increase of 3% and 2.7% respectively.

Germany, France, Italy and Spain in Europe and Japan experienced an increase in GDP for 2010 of 1.8% and 4.3%, respectively, and these countries are also forecast to report GDP growth for both 2011 and 2012.

The emerging and developing economies increased their GDP by 7.1% for 2010, compared with a growth of 2.6% for 2009. For 2011 and 2012 the IMF forecasts a continued increase in GDP of 6.5% for both years.

China yet again surpassed massive growth in GDP experienced in past years and according to the IMF, GDP increased by 10.3% in 2010, which was 1.1% higher as compared with 2009. For 2011 and 2012, the forecast is slightly lower with expected growth of 9.6% and 9.5%, respectively.

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

Revenues and voyage expenses of the vessels operating in pool arrangements are pooled and the resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula. Formulae used to allocate net pool revenues vary among different pools but generally allocate revenues to pool participants on the basis of the number of days a vessel operates in the pool with weighting adjustments made to reflect vessels' differing capacities and performance capabilities. The same revenue and expense principles stated above are applied in determining the pool's net pool revenues. Certain pools are responsible for paying voyage expenses and distribute net pool revenues to the participants. Certain pools require the participants to pay and account for voyage expenses, and distribute gross pool revenues to the participants such that the participants' resulting net pool revenues are equal to net pool revenues calculated according to the agreed formula. Revenues allocated by these pools are included in voyage revenues in the consolidated statements of operations.

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

On July 1, 2009, the Company effected a change in estimate related to the estimated scrap rate for all of its owned vessels and for leased vessels where the Company has an interest in the residual value. The scrap rate was amended from an average of $222 per lightweight ton to $281 per lightweight ton for VLCCs and from an average of $378 per lightweight ton to $281 per lightweight ton for Suezmaxes. The resulting change in salvage values has been applied prospectively and reduced depreciation by approximately $0.1 million for the six months ended December 31, 2009. This change also resulted in an increase in net income of approximately $0.1 million with no impact in earnings per share for the year ended December 31, 2009. The Company's assumptions used in the determination of estimated salvage value took into account then current scrap prices, the historic pattern of scrap rates over the ten years ended December 31, 2008, estimated changes in future market demand for scrap steel and estimated future demand for vessels. Management believes that $281 per lightweight ton is a reasonable estimate of future scrap prices, taking into consideration the cyclicality of the nature of future demand for scrap steel. Although management believes that the assumptions used to determine the scrap rate are reasonable and appropriate, such assumptions are highly subjective, in part, because of the cyclicality of the nature of future demand for scrap steel.

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

Our Fleet – Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels

In "Critical Accounting Policies – Vessel Impairment" we discuss our policy for impairing the carrying values of our vessels. During the past few years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels' carrying value, even though we did not impair those vessels' carrying value under our accounting impairment policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels' carrying amounts.

Our estimates of basic market value assume that our vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified in class without notations of any kind. Our estimates are based on the estimated market values for our vessels that we have received from shipbrokers and are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future basic market value of our vessels or prices that we could achieve if we were to sell them.

The table set forth below indicates (i) the carrying value of each of our owned vessels as of December 31, 2010, (ii) which of those vessels we believe has a basic market value, based on shipbroker reports, below its carrying value, and (iii) the aggregate difference between carrying value and market value represented by such vessels. We believe that the future undiscounted cash flows expected to be earned by those vessels, which have experienced a decline in charter-free market value below such vessels' carrying value, over their operating lives would exceed such vessels' carrying values as of December 31, 2010, and accordingly, have not recorded an impairment charge. As of December 31, 2010, and the date of this annual report, we are not holding any of the vessels listed in the table below as held for sale.

Vessel	Built	Approximate Dwt.	Carrying Value ($ millions)
VLCCs
Antares Voyager	1998	310,000	49.4
Phoenix Voyager	1999	308,500	50.6
British Pioneer	1999	307,000	52.3
British Progress	2000	307,000	53.9
British Purpose	2000	307,000	54.5
Front Shanghai (1)	2006	298,500	69.7
Front Kathrine	2009	297,974	102.5
Front Queen (2)	2009	297,000	104.0
Front Eminence	2009	321,300	101.3
Front Endurance	2009	321,300	101.7
Front Cecilie (2)	2010	297,000	111.9
Front Signe (2)	2010	297,000	113.0
Suezmax Tankers
Front Fighter (2)	1994	147,048	42.4
Front Hunter (2)	1996	146,286	50.3
Front Alfa (2)	1993	150,038	40.4
Front Beta (2)	1992	135,915	34.5
Front Delta (2)	1993	136,055	31.9
Northia	2010	156,000	65.4
Naticina	2010	156,000	65.3
Front Odin	2010	156,000	66.4
Front Njord	2010	156,000	66.4

(1)
Vessel was sold in January 2011 for net sale proceeds of $91.2 million. In connection with the sale, we agreed to charter back the vessel from the new owner for approximately two years at a rate of $35,000 per day.

(2)
Indicates tanker vessels for which we believe, as of December 31, 2010, the basic charter-free market value is lower than the vessel's carrying value. We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by approximately $97.9 million.

(3)
The Cygnus Voyager, Altair Voyager and Sirius Voyager have not been included in the table as we have determined that we are not the primary beneficiary of the subsidiaries, which own these vessels and these subsidiaries are accounted for under the equity method.

We refer you to the risk factor entitled "Because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels which may adversely affect our earnings" and the discussion herein under the heading "Business Overview".

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

As of December 31, 2010, 2009 and 2008, 36, 34 and 36, respectively, of our vessels operated in the voyage charter market. The tanker industry has historically been highly cyclical, experiencing volatility in profitability, vessel values and freight rates. In particular, freight and charter rates are strongly influenced by the supply of tanker vessels and the demand for oil transportation services.

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

Lack of Historical Operating Data for Vessels before their Acquisition

Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, there is no historical financial due diligence process when we acquire vessels. Accordingly, we do not obtain the historical operating data for the vessels from the sellers because that information is not material to our decision to make acquisitions, nor do we believe it would be helpful to potential investors in our common shares in assessing our business or profitability. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel's classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller's technical manager and the seller is automatically terminated and the vessel's trading certificates are revoked by its flag state following a change in ownership.

Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or without charter) as the acquisition of an asset rather than a business. Although vessels are generally acquired free of charter, we have agreed to acquire (and may in the future acquire) some vessels with time charters. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter. It is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer's entering into a separate direct agreement with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter, because it is a separate service agreement between the vessel owner and the charterer. When we purchase a vessel and assume a related time charter, we must take the following steps before the vessel will be ready to commence operations:

•	obtain the charterer's consent to us as the new owner;

•	obtain the charterer's consent to a new technical manager;

•	in some cases, obtain the charterer's consent to a new flag for the vessel;

•	arrange for a new crew for the vessel;

•	replace all hired equipment on board, such as gas cylinders and communication equipment;

•	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

•	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

•	implement a new planned maintenance program for the vessel; and

•	ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

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

Year ended December 31, 2010 compared with the year ended December 31, 2009

Total operating revenues and voyage expenses and commission
			Change
(in thousands of $)	2010	2009	$	%
Voyage charter revenues	708,008	565,331	142,677	25.2
Time charter revenues	365,159	486,361	(121,202)	(24.9)
Bareboat charter revenues	71,370	64,526	6,844	10.6
Other income	20,678	17,068	3,610	21.2
Total operating revenues	1,165,215	1,133,286	31,929	2.8

Voyage charter revenues increased in 2010, as compared to 2009, is primarily due to the following reasons:

•
In 2009, three Suezmaxes were chartered in under floating rate charters, bringing the total under such agreements to nine in 2009. Trading days increased in 2010 as a result of newly delivered vessels and the transfer of vessels from time charters to voyage charters. Two Suezmaxes and four VLCCs were delivered onto voyage charters during 2010, which increased revenues by $37.7 million.

•	14 vessels moved from time charters to voyage charters in 2010, which together with market conditions, increased voyage charter revenues by $180.1 million.

•	The Desh Ujaala was chartered in during 2010, generating $25.6 million in voyage charter revenues.

•
Demurrage income, which is classified as voyage charter income, increased by $17.1 million higher compared to 2009 primarily due to an increase in the number of vessels trading on the spot market during 2010 offset by a fall in TCE rates during 2010.

These factors were partially offset by;

•
A decrease in the average TCE rates for double hull VLCCs and double hull Suezmaxes from approximately $38,000 and $23,200 in 2009, respectively, to approximately $36,800 and $24,300 in 2010, respectively.

•
A decrease in the average TCE rates for single hull VLCCs and single hull Suezmaxes from approximately $23,800 and $9,100 in 2009, respectively, to approximately $22,500 and $7,300 in 2010, respectively.

•	The last remaining single hull Suezmax was sold in April 2010 thereby reducing voyage charter revenues by $7.7 million compared to 2009.

•	The lease for the Front Duchess was terminated in September 2009, resulting in a reduction in revenues of $7.6 million in 2010 compared to 2009.

•	Revenues generated from relets were $47.4 million lower in 2010.

•
In 2009, nine vessels were chartered-in on floating rate charters and traded in the Gemini pool. The number of vessels was increased to 15 in the first half of 2010, but all vessels were redelivered with effect from June 30, 2010 resulting in a net reduction in voyage charter revenues of $12.7 million in 2010 when compared to the prior year. This reduction in revenues was matched by an equal reduction in charterhire expenses.

•	Eight vessels that had not traded exclusively in the Gemini pool in 2009 traded solely in the Gemini pool in 2010, resulting in a reduction in revenues of $10.8 million.

•
Five vessels, which were chartered in on fixed rate charters and traded on the spot market were redelivered to their owners in late 2009 and early 2010 giving rise to a $31.6 million reduction in voyage charter revenues.

Time charter revenues decreased in 2010, as compared to 2009, primarily due to the following reasons:

•	The lease on a single hull VLCC, Golden River, was terminated in March 2010 resulting in a decrease in time charter revenues of $11.2 million compared with 2009.

•	Two chartered in Suezmaxes were redelivered in the final quarter of 2009, thereby resulting in a $5.6 million decrease in time charter revenues in 2010.

•
Two vessels that moved from time charters to bareboat charters during 2009, resulted in a decrease in time charter revenues of $9.5 million. In 2010, movements in the market combined with 14 vessels moving from time charters to voyage charters led to a net reduction of $121.9 million in revenues.

These factors were partially offset by;

•	In 2009, six OBOs were drydocked compared to two in 2010 and five vessels changed to time charters, which resulted in an $11.9 million increase in revenues.

•	Two Suezmax newbuildings and one VLCC were delivered onto time charters during 2010 resulting in a $15.1 million increase in revenue.

Bareboat revenues increased in 2010, as compared to 2009, primarily due to:

•
Two additional single hull VLCCs were traded on bareboat charters in the year resulting in a $4.9 million increase in bareboat revenues. The redelivery of the Antares Voyager together with the change in charter rates on the Windsor vessels contributed to a $2.8 million reduction in bareboat revenues in 2010.

•	Two single hull VLCCs transferred onto bareboat charters in 2009 continued to trade on bareboat throughout 2010 and thus resulted in increased bareboat revenues of $4.7 million.

The increase in other income in 2010, as compared to 2009, is primarily due to an increase in income earned from the commercial management of related party and third party vessels together with an increase in administrative revenues derived from related parties and third parties.

Consistent with general practice in the shipping industry, the Company uses time charter equivalent revenue, which represents operating revenues less voyage expenses, as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. Time charter equivalent revenue, a non-GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable GAAP measure, because it assists Company management in making decisions regarding the deployment and use of its vessels and in evaluating the Company's financial performance. A summary of average time charter equivalent earnings per day for our fleet is  as follows:

(in $ per day)	2010	2009	2008	2007	2006
VLCC	35,900	38,300	74,500	45,700	56,800
Suezmax	25,800	25,300	55,200	33,000	37,800
Suezmax OBO	47,400	43,000	43,500	39,700	31,700

Gain on sale of assets and amortization of deferred gains

			Change
(in thousands of $)	2010	2009	$	%
Gain on sale of assets and amortization of deferred gains	30,935	3,061	27,874	910.6

The gain on sale of assets and amortization of deferred gains in 2010 comprises gains of $5.9 million resulting from the termination of the long-term charter party agreements for Front Vista and Golden River, a gain of $0.1 million following the sale of the Front Voyager and $24.9 million in respect of the amortization of deferred gains following the termination of the capital leases relating to Front Crown, Front Commander and Front Chief. This represents the full amortization of the gain.

The gain on sale of assets and amortization of deferred gains in 2009 comprises a gain resulting from the termination of the long-term charterparty agreement for Front Duchess.

Ship operating expenses
			Change
(in thousands of $)	2010	2009	$	%
VLCC	100,645	124,357	(23,712)	(19.1)
Suezmax	63,314	49,980	13,334	26.7
Suezmax OBO	31,720	32,044	(324)	(1.0)
Total ship operating expenses	195,679	206,381	(10,702)	(5.2)

Ship operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, drydockings, lubricating oils and insurance.

VLCC operating costs have decreased in 2010, as compared to 2009, primarily due to the following reasons:

•	Three double hull vessels were drydocked in 2010 compared with eight double hull and one single hull vessels in 2009, which resulted in a decrease of $13.2 million in drydocking expenses.

•	The lease for the Front Duchess and Golden River were terminated in September 2009 and April 2010, respectively. This reduced operating expenditure in 2010 by $4.6 million.

•	Four single hull vessels have moved onto bareboat charters throughout 2009 and 2010. Operating costs incurred on these vessels has fallen by $7.0 million.

•	Three double hull vessels moved from finance leases to operating leases at the end of 2009, the decrease in operating expenditure on these vessels in 2010 was $9.7 million

These reductions were partially offset by the delivery of four double hull vessels in 2010, thereby increasing operating costs by $6.6 million during 2010. Operating costs also increased due to increased luboils and services expenditures of $3.4 million and an increase in post fixture and management fee expenses of $0.8 million.

Suezmax operating costs have increased in 2010, as compared to 2009, primarily due to the following reasons:

•	Five double hull Suezmaxes were drydocked in 2010 compared with one double hull Suezmax in 2009, which resulted in an increase of $6.4 million in drydocking expenses.

•	The Company's final single hull Suezmax was sold in April 2010, reducing operating expenditure by $2.4 million.

•	Four new Suezmaxes were delivered during 2010, increasing operating costs by $8.0 million in 2010.

•	Higher insurance and services costs increased operating costs by $1.3 million.

OBO operating costs decreased in 2010, as compared to 2009, primarily due to a decrease in drydocking costs of $0.3 million. Two OBOs were drydocked in 2010, compared with six in 2009.

Profit share expense

			Change
(in thousands of $)	2010	2009	$	%
Profit share expense	30,566	33,018	(2,452)	(7.4)

Profit share expense relates to the vessels leased from Ship Finance and is calculated as 20% of TCE in excess of daily base charter hire.

Charterhire expenses

			Change
(in thousands of $)	2010	2009	$	%
Charterhire expenses	134,551	169,503	(34,952)	(20.6)

Number of vessels chartered in and accounted for as operating leases:	2010	2009
VLCC	12	2
Suezmax	17	15
Total	29	17

Charterhire expenses decreased in 2010, as compared to 2009, primarily as a result of the redelivery of 15 Suezmaxes that were previously chartered in on floating rate charters from NATS. Six VLCCs that had been chartered in on finance leases from Ship Finance moved to operating leases throughout the year, one of these vessels was sold in April 2010. Five Suezmaxes were chartered in on fixed rates charters and at the end of 2009 all but one had been redelivered, the final redelivery took place in April 2010. Two vessels (2009: two) are chartered in on a profit share basis.

Administrative expenses

			Change
(in thousands of $)	2010	2009	$	%
Administrative expenses	31,883	30,647	1,236	(4.0)

The increase in administrative expenses during 2010 was primarily due to costs of $2.0 million associated with the newly established subsidiary, SeaTeam Management Pte Ltd, a $1.6 million increase in consultancy, legal and other professional costs and an increase of $0.9 million in office and travel expenses. These costs were partially offset by a $2.6 million decrease in staff compensation in 2010 largely as a result of reduced performance related bonuses, stock compensation and pension costs and a $0.5 million decrease in audit fees.

Interest income

			Change
(in thousands of $)	2010	2009	$	%
Interest income	13,432	22,969	(9,537)	(41.5)

Interest income decreased in 2010 primarily as a result of a reduction in average cash balances held during the year and the utilization of restricted cash balances in the ITCL group to settle two capital leases. Restricted cash balances held have been substantially reduced following amendments made to charter agreements with Ship Finance.

Interest expense

			Change
(in thousands of $)	2010	2009	$	%
Interest expense	149,918	160,988	(11,070)	(6.9)

Interest expense decreased in 2010 primarily as a result of lower finance lease interest on the vessels leased from Ship Finance and vessels in the ITCL group. Five vessels previously chartered from Ship Finance on capital leases moved to operating leases during the year and the leases for two other vessels were terminated. The leases for two of the three vessels chartered in by ITCL under capital leases at the end of 2009, were terminated during 2010.

Equity earnings of unconsolidated subsidiaries and associated companies

			Change
(in thousands of $)	2010	2009	$	%
Share of results of associated companies	(515)	(544)	29	5.3

As of December 31, 2010, we account for four investees, as compared to four during 2009, under the equity method.

Other

			Change
(in thousands of $)	2010	2009	$	%
Foreign currency exchange gains (losses)	622	(346)	968	(279.8)
Mark to market of derivatives	(19)	-	(19)	-
Impairment of securities	(9,425)	-	(9,425)	-
Dividends received, net	(278)	3,087	(3,365)	(109.0)
Other non-operating items, net	2,411	1,545	866	(56.1)

Impairment of securities in 2010 relates to the other-than-temporary impairment recorded against securities held in OSG. The securities were written down to fair value of $49.9 million as of December 31, 2010 resulting in an impairment loss of $9.4 million.

Dividends received in 2010 includes a write-off of $2.1 million relating to dividends receivable from Navig8. The Company's investment in Navig8 was sold in 2010.

In 2010, other non-operating items, net includes a gain of $3.6 million due to the termination of a funding agreement and amortized gains on sale of $3.1 million, which have partially been offset by a termination fee of $2.7 million paid on early redemption of bond debt.

Net income attributable to noncontrolling interest

			Change
(in thousands of $)	2010	2009	$	%
Net income attributable to noncontrolling interest	2,597	2,771	(174)	(6.3)

In 2010, net income attributable to noncontrolling interest represents the 17.53% interest not owned by Frontline in the net income of ITCL and 25% of the net income in SeaTeam Management Pte. Limited.

In 2009, net income attributable to noncontrolling interest represents the 17.53% interest not owned by Frontline in the net income of ITCL.

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

•
A decrease in trading days in 2009 due mainly to the redelivery of a vessel chartered in for 2008, which reduced income by $52.6 million, and the transfer of three double hull VLCCs and one double hull Suezmax to time charters from voyage charters for the majority of 2009. There was a reduction of $166.5 million in voyage charter revenues for these vessels.

•
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

These items were partially offset by an increase in double hull Suezmax trading days compared to 2008. This is due to three of the Suezmax double hull vessels purchased midway through 2008 operating for the whole of 2009 resulting in increased revenues of $21.2 million. In addition, two vessels that had traded in the spot market moved to time charters, increasing income by $15.9 million.

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

Gain on sale of assets and amortization of deferred gains
			Change
(in thousands of $)	2009	2008	$	%
Gain on sale of assets and amortization of deferred gains	3,061	142,293	(139,232)	(97.8)

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

Equity earnings of unconsolidated subsidiaries and associated companies
			Change
(in thousands of $)	2009	2008	$	%
Share of results of associated companies	(544)	(901)	(357)	(39.6)

As of December 31, 2009, we account for four investees (2008: five) under the equity method.

Other
			Change
(in thousands of $)	2009	2008	$	%
Foreign currency exchange (losses) gains	(346)	1,565	(1,911)	(122.1)
Mark to market of derivatives	-	(17,399)	17,399	100.0
Impairment of securities	-	(25,134)	25,134	100.0
Dividends received, net	3,087	1,552	1,535	98.9
Loss on sale of securities	-	(221)	221	100.0
Other non-operating items, net	1,545	34,043	(32,498)	(95.5)

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

Recent accounting pronouncements

In January 2010, the FASB issued authoritative guidance that changes the disclosure requirements for fair value measurements. Specifically, the changes require a reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. The changes also clarify existing disclosure requirements related to how assets and liabilities should be grouped by class and valuation techniques used for recurring and nonrecurring fair value measurements. We adopted the guidance in the first quarter 2010, which did not have an impact on our consolidated financial statements.

In January 2010 the FASB issued authoritative guidance in order to eliminate diversity in the way different companies reflect new shares issued as part of a distribution in their calculation of earnings per share. The provisions of this new guidance are effective on a retrospective basis and their adoption had no impact on the Company's reported earnings per share.

In January 2010, the FASB issued authoritative guidance to amend the accounting and reporting requirements for decreases in ownership of a subsidiary. This guidance requires that a decrease in the ownership interest of a subsidiary that does not result in a change of control be treated as an equity transaction. The guidance also expands the disclosure requirements about the deconsolidation of a subsidiary. The Company adopted this guidance in the first quarter of 2010 and it did not have a material impact on its consolidated financial statements.

In February 2010, the FASB amended guidance on subsequent events to alleviate potential conflicts between FASB guidance and SEC requirements. Under this amended guidance, SEC filers are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. This guidance was effective immediately and we adopted these new requirements in the first quarter of 2010. The adoption of this guidance did not have an impact on our financial statements

In July 2010, the FASB issued authoritative guidance which requires expanded disclosures about the credit quality of an entity's financing receivables and its allowance for credit losses on a disaggregated basis. The adoption of this guidance by the Company with effect from 1 January 2010 did not have any effect on its consolidated financial statements.

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

Net cash provided by operating activities was $317.6 million in 2010 compared with $321.5 million in 2009 and $826.8 million in 2008.  The Company's reliance on the spot market contributes to fluctuations in cash flows from operating activities historically as a result of the exposure to highly cyclical tanker rates and more recently as a result of the impact of the downturn in the world economy on worldwide oil demand.  Any decrease in the average TCE rates earned by the Company's vessels in periods subsequent to December 31, 2010, compared with the actual TCE rates achieved during 2010, will have a negative comparative impact on the amount of cash provided by operating activities.  As of February 2011, we have average total cash cost breakeven rates on a TCE basis of approximately $24,500 for our Suezmax tankers and approximately $30,100 for our VLCCs. These are the daily rates our vessels must earn to cover budgeted operating costs, estimated interest expenses and scheduled loan principal repayments, bareboat hire and corporate overhead costs in 2011.  These rates do not take into account capital expenditures or loan balloon repayments at maturity, which we expect to refinance with new loans. Furthermore, vessels on short term time charter in and the vessels on bareboat charters out are not included in the breakeven rates.

Our medium and long-term liquidity requirements include funding the equity portion of investments in new or replacement vessels, repayment of long-term debt balances and funding any payments we may be required to make due to lessor put options on certain vessels we charter in.  Sources of funding our long-term liquidity requirements include new loans or equity issues, public and private debt offerings, vessel sales and sale and leaseback arrangements. We believe our working capital is sufficient for the Company's present requirements.

As of December 31, 2010, 2009 and 2008, we had cash and cash equivalents of $176.6 million, $82.6 million and $190.8 million, respectively. As of December 31, 2010, 2009 and 2008, we had restricted cash balances of $244.1 million, $500.0 million and $554.8 million, respectively. Our restricted cash balances contribute to our total short and medium term liquidity as they are used to fund payment of certain loans and lease payments which would otherwise be paid out of our cash balances.  In March 2010, we made certain amendments to the charter agreements with Ship Finance relating to 31 double hull crude oil tankers and OBOs, which resulted in our restricted cash deposits being reduced in exchange for a guarantee from us for the payment of charterhire. Withdrawals from these restricted cash deposits will be prohibited.  Restricted cash deposits held in respect of the Ship Finance charter reserves decreased by $111.7 million resulting from amendments to the charter agreements and $10.6 million due to reserves no longer required for two vessels. We also made an advance payment of charterhire less operating expenses of $72.8 million covering part of the payments due to Ship Finance over the six months from March 2010. As of December 31, 2010, $62.0 million of our restricted cash (2009: $184.3 million) serves to support our obligations to make charterhire payments to Ship Finance, and is subject to adjustment based on the number of charters that we maintain.

At December 31, 2010, ITCL's assets included $181.6 million (2009: $314.9 million) of restricted cash deposits which are held for the benefit of the holders of the Notes issued on behalf of ITCL subsidiaries. This restricted cash also included deposits, which can only be used to meet liabilities under the lease agreements. The decrease in these restricted cash deposits is primarily due to the settlement of two outstanding capital lease obligations upon termination of the leases and principal and interest payments to the note holders.

We currently have five VLCC and two Suezmax vessels under construction with an aggregate contract cost of approximately $650 million.  Installments of $198.6 million have been made on the newbuildings and the remaining installments to be paid as of December 31, 2010 amount to $451.4 million, with expected payments of approximately $106.9 million in 2011, $168.9 million in 2012 and $175.6 million in 2013.

In November 2010, the Company secured pre- and post-delivery financing in the amount of $147 million representing 70% of the contract price for the first two VLCCs to be delivered in 2012. For the three remaining VLCCs and the two Suezmax tanker newbuildings to be delivered between late 2012 and 2013, the Company has not yet established pre- and post-delivery financing.  Based on recently secured financing for the VLCCs we assume 70% financing of current market values for these newbuildings. On this basis, we have already paid the equity investment and the remaining newbuilding installments will be fully financed by bank debt.

In January 2008 and March 2008, Ship Finance sold the single hull vessels Front Maple and Front Sabang, respectively, and terminated our long-term leases for the vessels. We received termination payments of $16.7 million and $26.8 million, respectively.

In April 2008, we received a $16.6 million settlement from Bocimar NV following judgment in January 2008 of a court case in our favor.

In May and June 2008, we delivered the third and fourth heavy lift vessels, respectively, generating net cash proceeds of approximately $28.0 million (the net of an $80.0 million seller's credit and the remaining heavy lift conversion commitments).

In January 2009, the lease agreement between Buckingham Shipping plc, a majority-owned subsidiary, and Dresdner Kleinwort Leasing was terminated and the outstanding lease obligation was settled in full using restricted cash. At December 31, 2008, the outstanding lease obligation was $69.3 million. In January 2010, the lease agreement between Caernarfon Shipping plc, a majority-owned subsidiary, and Dresdner Kleinwort Leasing was terminated and the outstanding lease obligation was settled in full using restricted cash. At December 31, 2009, the outstanding lease obligation was $70.0 million. In July 2010, the lease agreement between Sandringham Shipping plc, a majority-owned subsidiary, and Dresdner Kleinwort Leasing was terminated and the outstanding lease obligation was settled in full using restricted cash. At June 30, 2010, the outstanding lease obligation was $66.2 million. These lease terminations were cash neutral for the Company.

In March 2009, Frontline Shipping III Limited ("FSL III"), our wholly owned subsidiary, and Ship Finance amended their charter ancillary agreement whereby the charter service reserve totaling $26.5 million relating to vessels on charter from Ship Finance may be in the form of a loan to Ship Finance. In March 2009, a loan in the amount of $26.5 million was drawn down by Ship Finance. The loan bore interest at LIBOR plus a margin and was repaid in 2010.

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

In March 2010, Ship Finance sold the single hull vessel Golden River to a third party and as a result, terminated the Company's long-term lease for the vessel. The Company received a termination payment of $2.9 million.

In April 2010, a majority-owned subsidiary of the Company sold the Front Voyager for $8.3 million. We also announced the acquisition of two 2009-built 321,300 dwt double hull VLCC tankers; Callisto Glory and Andromeda Glory from an unrelated third party for an aggregate purchase price of $204.9 million. The first vessel; renamed Front Eminence, was delivered on May 18, 2010 and the second vessel; renamed Front Endurance, was delivered on June 28, 2010. We secured a loan facility representing approximately 70 percent financing of the purchase price to part finance the purchase of the vessels.

During the year ended December 31, 2010, we paid total cash dividends of $155.7 million.  In the first quarter of 2011, we declared a cash dividend of $0.10 per share for the fourth quarter of 2010 representing a total cash payment of $7.8 million.

In January 2011, we sold the 2006-built VLCC Front Shanghai. The net sale proceeds were $91.2 million and, after repayment of debt, the sale generated $31.5 million in cash. In connection with the sale, we agreed to time charter back the vessel from the new owner for approximately two years at a rate of $35,000 per day.

In February 2011, we agreed with Ship Finance to terminate the long term charter parties between the companies for the two single hull VLCCs Ticen Sun and Front Ace and Ship Finance simultaneously sold the vessels. The termination of the charter parties took place in February 2011 and March 2011, respectively, and Ship Finance made a compensation payment to us of approximately $5.8 million for the early termination of the charter parties.

In March 2011, we exercised our option to acquire the 2002-built VLCC Front Eagle and simultaneously sold the vessel with expected delivery in the second quarter of 2011. The net sale proceeds are $67.0 million and, after repayment of debt, the sale will generate $10.0 million in cash. In connection with the sale, we agreed to time charter back the vessel from the new owner for approximately two years at a rate of $32,500 per day.

In April 2011, we agreed with Ship Finance to terminate the long term charter party between the companies for the OBO vessel Front Leader and Ship Finance simultaneously sold the vessel. The termination of the charter party is expected to take place in the second quarter of 2011 and we expect to make a compensation payment to Ship Finance of approximately $7.7 million for the early termination of the charter party.

Borrowing activities

In June 2006, we entered into an $80.0 million secured term loan facility. The proceeds were used to finance the acquisition of a 2006 built VLCC tanker. The facility bore interest at LIBOR plus a margin. The facility was refinanced in June 2008 and partially refinanced in June 2009 for $65.0 million and the remaining balance was repaid in June 2010 from a $200 million secured term loan facility discussed below.

In June 2008, we entered into a $129.6 million pre-delivery secured term loan facility. This loan was refinanced in June 2009 and bore interest at LIBOR plus a margin. The facility matured in June 2010. In June 2008, we also entered into a $420.0 million pre- and post-delivery secured term loan facility due in 2017. This facility bears interest at LIBOR plus a margin. At December 31, 2010, the facility was fully drawn and the outstanding amount on this facility was $363.0 million. In May 2009, we entered into a $146.4 million pre- and post-delivery secured term loan facility falling due in 2020. At December 31, 2010, facility was fully drawn and the outstanding amount on this facility was $142.8 million. This facility bears interest at LIBOR plus a margin. In November 2010, the Company secured pre- and post-delivery financing in the amount of $147 million representing 70 percent of the contract price for the first two VLCCs to be delivered in 2012. This facility was undrawn at December 31, 2010 and the available undrawn amount was $147 million. All four of these facilities were used, or will be used, to part finance our newbuilding program and are secured with the newbuildings.

In July 2008 and August 2008, ITCL entered into a $21.6 million and $50.0 million secured term loan facility, respectively. These facilities were used to purchase three tranches of Windsor Petroleum Transport Corporation 7.84% term notes with a par value of $38.0 million and were partially refinanced with a $33.0 million secured loan facility in June 2009. This facility was fully drawn at December 31, 2010 and matures in June 2011.

In September 2008, we entered into a $180.0 million secured term loan facility repayable over five years, which was used to part finance the acquisition of five second hand Suezmax vessels with a cost of $240.0 million. The facility bears interest at LIBOR plus a margin and is secured on the acquired vessels. At December 31, 2010, the outstanding amount on this facility was $99.0 million leaving no available undrawn amount.

On March 26, 2010, the Company announced the private placement of $225 million of convertible bonds and the offering of the bonds closed on April 14, 2010. The senior, unsecured convertible bonds have an annual coupon of 4.50%, which is paid quarterly in arrears and had a conversion price of $39.00. The bonds may be converted to Frontline Ltd common shares by the holders at anytime up to ten banking days prior to April 14, 2015. The reference price has been set at $29.7784 (NOK 180.0045). The applicable USD/NOK exchange rate has been set at 6.0448. The Company declared a dividend of $0.75 per share on May 21, 2010. The conversion price was adjusted from $39.00 to $38.0895 effective June 2, 2010 which was the date the shares traded ex-dividend. The Company declared a dividend of $0.75 per share on August 27, 2010. The conversion price was adjusted from $38.0895 to $37.0483 per share effective September 8, 2010, which was the ex-dividend date. There was no adjustment to the conversion price for the dividend of $0.15 per share, which was paid on December 21, 2010. On February 22, 2011 the Company announced a dividend of $0.10 per share. The conversion price was adjusted from $37.0483 to $36.5567 per share effective March 7, 2011, which was the ex-dividend date. The bonds will be issued and redeemed at 100% of their principal amount and will, unless previously redeemed, converted or purchased and cancelled, mature on April 14, 2015.

The Company has a right to redeem the bonds at par plus accrued interest at any time during the term of the loan, provided that 90% or more of the bonds issued shall have been redeemed or converted to shares. 6,154,822 new shares would be issued, if the bonds were converted at the current price of $36.5567.

In June 2010, the Company entered into a $200 million secured term loan facility falling due in 2015 in order to re-finance the remaining balance of a $80 million loan facility and part finance the purchase of Front Eminence and Front Endurance. At December 31, 2010 the balance outstanding on the loan was $196.9 million leaving no available undrawn amount. This facility bears interest at LIBOR plus a margin.

In December 2010, the Company entered into a $20 million secured term loan facility falling due in 2013. At December 31, 2010, no drawdown had taken place. This facility bears interest at LIBOR plus a margin.

Certain of the Company's loan agreements contain loan-to-value clauses, which could require the Company to post collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, the loan agreements contain certain financial covenants. The Company was in compliance with all of the financial covenants contained in the Company's loan agreements as of December 31, 2010.

Acquisitions and Disposals

Independent Tankers Corporation Limited

In February 2008, we divested 17.53% of our holding in ITCL through a stock and cash dividend of $11.4 million and $14.0 million, respectively. We recorded a gain of $18.0 million in the first quarter of 2008 as a result of this spin-off.

Navig8 Limited ("Navig8")

In February 2008, we invested $20.0 million in Navig8 against the issue of new share capital representing approximately 15.8% of the company. We sold this investment in October 2010 for net proceeds of $19.8 million.

Overseas Shipholding Group, Inc. ("OSG")

In March 2008, we entered into a forward contract to purchase 1,366,600 shares of OSG, which represented 4.4% of the total outstanding shares, for $92.2 million.  This contract was settled in October 2008. Also in October 2008, we sold 100,000 shares in OSG at a price of $64.50 per share. For the year ending December 31, 2009, we did not purchase or sell any shares of OSG.  As of December 31, 2010, we beneficially owned 1,408,868 shares of OSG. In January and February 2011, we sold all of our shares in OSG for $46.5 million.

Equity

In June 2008, we completed a private placement of three million shares at a subscription price of NOK 357 per share resulting in net proceeds of $207.2 million. We used these proceeds to part finance the acquisition of the five Suezmax vessels from Top Ships Inc. and the purchase of OSG shares.

Derivative Activities

In 2008, we entered a limited number of Forward Freight Agreements, or FFAs, with an objective to utilize them as economic hedging instruments that reduce our exposure to changes in the spot market rates earned by some of our vessels or for trading purposes to take advantage of short term fluctuations in the market. All of the FFAs were settled as of December 31, 2008. In 2008, realized losses of $1.2 million have been recorded in the income statement. In 2010, we entered a limited number of FFAs for speculative trading purposes. As of December 31, 2010, the Company had 26 contracts outstanding (2009: zero). We incurred a loss on forward freight contracts of $0.02 million in 2010 (2009: zero).

Tabular disclosure of contractual obligations

At December 31, 2010, we had the following contractual obligations and commitments:

	Payment due by period
(In thousands of $)	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years	Total
Fixed rate long-term debt	15,152	39,845	271,550	201,742	528,289
Floating rate long-term debt	158,443	165,389	179,649	332,588	836,069
Fixed rate long-term debt in unconsolidated subsidiaries	9,526	19,052	19,051	-	47,629
Operating lease obligations	69,301	21,400	3,029	-	93,730
Capital lease obligations	193,379	259,404	321,867	755,637	1,530,287
Newbuilding commitments	106,868	344,548	-	-	451,416
Interest on fixed rate long-term debt	33,822	63,538	54,307	54,377	206,044
Interest on floating rate long-term debt	38,041	58,216	43,524	34,678	174,459
Interest on fixed rate long-term debt in unconsolidated subsidiaries	3,652	4,870	1,623	-	10,145
Interest on capital lease obligations	97,913	159,453	121,287	192,356	571,009
Total	726,097	1,135,715	1,015,887	1,571,378	4,449,076

Interest payments are based on the existing borrowings of both consolidated and unconsolidated subsidiaries. It is assumed that no refinancing of existing loans takes place. Interest on floating rate debt has been calculated using the five year U.S. dollar swap rate of 2.08% plus agreed margins as of March 15, 2011. Interest on fixed rate loans is calculated using the contracted interest rates.

The newbuilding commitments as of December 31, 2010 consist of five VLCC and two Suezmax vessels.

As of December 31, 2010, the Company leased in 41 vessels on long-term time charters and bareboat charters from third parties and related parties.  Four of these long-term time charters and bareboat charters are classified as operating leases and 37 as capital leases. In addition, eight are leased on short-term fixed rate charters which are classified as operating leases. With the exception of the Company's long-term leases with Ship Finance, the Company's long-term leases of vessels generally contain optional renewal periods and purchase and put options.

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

Name	Age	Position
John Fredriksen	66	Chairman, Chief Executive Officer, President and Director
Cecilie Fredriksen	27	Director
Kate Blankenship	46	Director and Audit Committee Chairman
Tony Curry	60	Director
Jens Martin Jensen	47	Chief Executive Officer of Frontline Management AS
Inger M. Klemp	48	Chief Financial Officer of Frontline Management AS

Tor Olav Trøim acts as an alternate director for Cecilie Fredriksen.

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

Cecilie Fredriksen has been a director since September 2010. Ms. Fredriksen is also a director of Aktiv Kapital ASA, Northern Offshore Ltd., Ship Finance International Limited, Golden Ocean Group Limited and Seawell Limited. She received a BA in Business and Spanish from the London Metropolitan University in 2006. Ms. Fredriksen is a Norwegian citizen, resident in the UK. Ms. Fredriksen is the daughter of Mr. John Fredriksen, our Chairman and Chief Executive Officer.

Kate Blankenship has been a director since August 2003. Mrs. Blankenship joined the Company in 1994 and served as the Company's Chief Accounting Officer and Company Secretary until October 2005. Mrs. Blankenship served as Chief Financial Officer of Knightsbridge Tankers Limited from April 2000 to September 2007 and Secretary of Knightsbridge from December 2000 to March 2007. Mrs. Blankenship has been a Director of Ship Finance since October 2003.  Mrs. Blankenship has served as a director of Independent Tankers Corporation Limited since February 2008, Golar LNG Limited since July 2003, Golden Ocean since November 2004, Seadrill Limited since May 2005, Seawell Limited since its inception in August 2007 and Golar LNG Energy Limited since its inception in June 2009.  She is a member of the Institute of Chartered Accountants in England and Wales.

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

B.  COMPENSATION

During the year ended December 31, 2010, we paid to our directors and executive officers (eight persons) aggregate cash compensation of $1,662,567 and an aggregate amount of $39,398 for pension and retirement benefits. In addition to cash compensation, during 2010 we also recognized stock compensation expense of $990,891 in respect of 320,000 options, which were granted in October 2009 under the Frontline Ltd. Share Option Scheme.  All options vest over a three year period beginning in October 2010 and expire in October 2014. The initial exercise price of these options is NOK 145.00, which is reduced by the amount of dividends paid after the date of grant. The exercise price of these options as of December 31, 2010 is NOK 131.65.

C.  BOARD PRACTICES

In accordance with our Bye-laws the number of Directors shall be such number not less than two as our shareholders by Ordinary Resolution may from time to time determine and each Director shall hold office until the next annual general meeting following his election or until his successor is elected. We currently have four Directors.

We currently have an audit committee, which is responsible for overseeing the quality and integrity of our financial statements and its accounting, auditing and financial reporting practices, our compliance with legal and regulatory requirements, the independent auditor's qualifications, independence and performance and our internal audit function. Our audit committee consisted of two members, Mr. Savvides and Mrs. Blankenship, during 2010. Mr. Savvides resigned from the Board of Directors in February 2011.

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

D.  EMPLOYEES

As of December 31, 2010, Frontline and its subsidiaries employed approximately 70 people in their respective offices in Bermuda, London, Oslo, Singapore and India. We contract with independent ship managers to manage and operate our vessels.

E.  SHARE OWNERSHIP

The beneficial interests of our Directors and officers in the Ordinary Shares of Frontline as of February 28, 2011, were as follows:

Director or Officer	Ordinary Shares of $2.50 each	% of Ordinary Shares Outstanding	Options for Ordinary Shares of $2.50 each

John Fredriksen*	*	*	100,000
Cecilie Fredriksen	-	-	-
Kate Blankenship	2,000	**	30,000
Tony Curry	-	-	30,000
Jens Martin Jensen	-	-	50,000
Inger M. Klemp	16,000	**	50,000

*
Hemen Holding Ltd, or Hemen, is a Cyprus holding company, which is indirectly controlled by trusts established by Mr. John Fredriksen for the benefit of his immediate family. Mr. Fredriksen disclaims beneficial ownership of the 26,304,053 Ordinary Shares held by Hemen, except to the extent of his voting and dispositive interest in such shares of common stock. Mr. Fredriksen has no pecuniary interest in the shares held by Hemen.

**	Less than one per cent.

The options were granted in October 2009 under the Frontline Ltd. Share Option Scheme, which was approved at the Company's Annual General Meeting on September 25, 2009. All options vest over a three year period beginning in October 2010 and expire in October 2014. The initial exercise price of these options is NOK 145.00, which is reduced by the amount of dividends paid after the date of grant. The exercise price of these options as of December 31, 2010 is NOK 131.65.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

The following table presents certain information as at February 28, 2011, regarding the ownership of our Ordinary Shares with respect to each shareholder whom we know to beneficially own more than five percent of our outstanding Ordinary Shares.

Owner	Ordinary Shares Amount	%
Hemen Holding Ltd. (1)	26,304,053	33.78%
Allianz Global Investors Capital LLC	4,575,500	5.90%

(1)
Hemen Holding Ltd, or Hemen, is a Cyprus holding company, which is indirectly controlled by trusts established by Mr. John Fredriksen for the benefit of his immediate family. Mr. Fredriksen disclaims beneficial ownership of the 26,304,053 Ordinary Shares held by Hemen, except to the extent of his voting and dispositive interest in such shares of common stock. Mr. Fredriksen has no pecuniary interest in the shares held by Hemen.

As of March 9, 2011, 45,397,866 of our Ordinary Shares were held on the New York Stock Exchange.

Our major shareholders have the same voting rights as our other shareholders. No corporation or foreign government owns more than 50% of our outstanding Ordinary Shares. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of Frontline.

B.  RELATED PARTY TRANSACTIONS

The majority of the Company's leased vessels are leased from Ship Finance and under a Charter Ancillary Agreement; Ship Finance is entitled to a share of 20% of the Company's earnings on these leased vessels. A summary of leasing transactions with Ship Finance during the years ended December 31, 2010, 2009 and 2008 is as follows:

(in thousands of $)	2010	2009	2008
Charterhire paid (principal and interest)	289,578	331,534	345,551
Payments received for termination of leases	2,435	2,386	43,510
Profit share expense	30,566	33,018	110,962
Remaining lease obligation	1,289,897	1,462,753	1,609,987

A summary of net amounts earned (incurred) from related parties excluding the Ship Finance lease related balances above for the years ended December 31, 2010, 2009 and 2008 are as follows:

(in thousands of $)	2010	2009	2008
Seatankers Management Co. Ltd	1,092	1,126	1,175
Golar LNG Limited	1,310	156	17
Golar LNG Energy Limited	88	-	-
Ship Finance International Limited	2,490	2,347	3,430
Golden Ocean Group Limited	6,138	4,253	6,714
Geveran Trading Co Ltd	-	(405)	(366)
Bryggegata AS	(1,368)	(1,300)	(1,395)
Arcadia Petroleum Limited	34,211	42,264	64,784
Seadrill Limited	426	322	25
Seawell Limited	166	126	-

Deep Sea Supply Plc	132	32	-
Aktiv Kapital ASA	83	63	-
CalPetro Tankers (Bahamas I) Limited	47	45	43
Calpetro Tanker (Bahamas II) Limited	47	45	43
Calpetro Tankers (IOM) Limited	47	45	43

Net amounts earned from related parties comprise charterhire, office rental income and management, technical and commercial advisory, newbuilding supervision, corporate and administrative service income and interest income. Net expenses paid to related parties comprise primarily of rental for office space.

A summary of balances with related parties as at December 31, 2010 and 2009 is as follows:

(in thousands of $)	2010	2009
Receivables
Ship Finance International Limited	1,947	26,944
Seatankers Management Co. Ltd	-	214
Seawell Ltd	51	-
Golar LNG Limited	404	247
Golar LNG Energy Limited	11	-
Northern Offshore Ltd	13	13
Golden Ocean Group Limited	1,075	1,119
Seadrill Limited	109	160
CalPetro Tankers (Bahamas I) Limited	20	11
CalPetro Tankers (Bahamas II) Limited	20	11
CalPetro Tankers (IOM) Limited	20	11
Deep Sea Supply Plc	2	2
Arcadia Petroleum Limited	3,553	11
	7,225	28,743

(in thousands of $)	2010	2009
Payables
Ship Finance International Limited	(31,448)	(33,158)
Seatankers Management Co. Ltd	(676)	(96)
Golar LNG Limited	(97)	(519)
Golden Ocean Group Limited	(1,057)	(30)
	(33,278)	(33,803)

Receivables and payables with related parties comprise unpaid management, technical advisory, newbuilding supervision, administrative service and rental charges and charterhire payments.  In addition, certain payables and receivables arise when the Company pays an invoice on behalf of a related party and vice versa.  The payable with Ship Finance also includes unpaid profit share due to Ship Finance. Receivables and payables with related parties are generally settled quarterly in arrears with the exception of profit share due to Ship Finance which is settled annually.

Ship Finance International Limited, Golar LNG Limited, Golar LNG Energy Limited, Northern Offshore Ltd, Seadrill Limited, Bryggegata AS, Golden Ocean Group Limited, Arcadia Petroleum Limited ("Arcadia"), Geveran Trading Co Ltd ("Geveran"), Deep Sea Supply Plc ("Deep Sea"), Aktiv Kapital ASA, Seawell Limited ("Seawell"), and Seatankers Management Co. Ltd are each subject to the significant influence or indirect control of John Fredriksen. CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited and CalPetro Tankers (IOM) Limited are equity accounted.

During 2008, the Company engaged in the trading of forward freight agreement trading through Arcadia, a related party, for which Arcadia was paid commission on each trade. The total amount of commissions paid to Arcadia in 2008 was $12,500. The Company did not engage in forward freight agreement trading in 2009 and 2010. In addition, the Company earned freights on chartering vessels to Arcadia in the amount of $33.9 million (2009: $42.5 million).

Effective February 5, 2010, Vista International Finance Inc, a wholly owned subsidiary of the Company purchased the VLCC, Front Vista, from Ship Finance for $58.5 million. The Front Vista had been chartered in by the Company. Due to the termination of the charter, a compensation fee of $0.4 million was paid to Ship Finance.

In March 2010, the Company made certain amendments to the charter agreements with Ship Finance relating to 31 double hull crude oil tankers and OBOs, which resulted in our restricted cash deposits being reduced in exchange for a guarantee from us for the payment of charterhire. Withdrawals from these restricted cash deposits will be prohibited. Restricted cash deposits held in respect of the Ship Finance charter reserves decreased by $111.7 million resulting from amendments to the charter agreements and $10.6 million due to reserves no longer required for two vessels. We also made an advance payment of charterhire less operating expenses of $72.8 million covering part of the payments due to Ship Finance over the six months from March 2010.

In March 2010, Ship Finance sold the single hull vessel Golden River to a third party and as a result, terminated the Company's long-term lease for the vessel. The Company received a termination payment of $2.9 million.

In August 2010, Frontline sold 25% of SeaTeam Singapore Pte Limited to Golden Ocean Group Limited for $0.1 million and recognized a gain on sale of $0.2 million in the statement of equity. In addition SeaTeam Singapore Pte Limited received a loan of $0.5 million from Golden Ocean Group Limited, which is repayable over a term of five years and bears interest at 2.5% per annum.

In March 2009, a wholly owned subsidiary of the Company and Ship Finance amended their charter ancillary agreement whereby the charter service reserve totaling $26.5 million relating to vessels on charter from Ship Finance may be in the form of a loan to Ship Finance. In March 2009, a loan in the amount of $26.5 million was drawn down by Ship Finance. The loan bears interest at LIBOR plus a margin and was repaid in 2010.

Geveran acted as a guarantor for two loan facilities taken out by ITCL that expired in July and August 2009. Geveran received an annual fee of 2% of the drawndown facility for acting as guarantor. Both of these facilities were refinanced by ITCL during 2010, with the Company acting as guarantor.

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

Dividend Policy

The timing and amount of dividends, if any, is at the discretion of our Board of Directors. The level of dividend will be guided by present earnings, market prospects, current capital expenditure programs as well as investment opportunities. We have paid the following cash dividends in 2008, 2009 and 2010.

Payment Date	Amount per Share

2008
March 10, 2008	$2.00
June 25, 2008	$2.75
September 19, 2008	$3.00
December 22, 2008	$0.50

2009
March 27, 2009	$0.25
June 23, 2009	$0.25
September 24, 2009	$0.25
December 22, 2009	$0.15

2010
March 30, 2010	$0.25
June 21, 2010	$0.75
September 24, 2010	$0.75
December 21, 2010	$0.25

On February 21, 2011 the Board declared a cash dividend of $0.10 per share for the fourth quarter of 2010 which was paid on March 23, 2011.

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

The following table sets forth, for the five most recent fiscal years, the high and low prices for the Ordinary Shares on the NYSE and OSE.
	NYSE		OSE
	High	Low	High	Low
Fiscal year ended December 31,
2010	$38.85	$24.98	NOK 236.70	NOK 146.40
2009	$33.29	$15.78	NOK 235.00	NOK 107.00
2008	$72.36	$25.00	NOK 376.50	NOK 165.25
2007	$53.09	$29.35	NOK 306.00	NOK 183.75
2006	$44.65	$28.80	NOK 280.00	NOK 184.00

The following table sets forth, for each full financial quarter for the two most recent fiscal years, the high and low prices of the Ordinary Shares on the NYSE and the OSE.

	NYSE		OSE
	High	Low	High	Low
Fiscal year ended December 31, 2010
First quarter	$34.15	$25.02	NOK 194.00	NOK 146.40
Second quarter	$38.85	$28.19	NOK 236.70	NOK 185.30
Third quarter	$33.95	$25.74	NOK 209.20	NOK 160.50
Fourth quarter	$29.17	$24.98	NOK 174.60	NOK 147.40

	NYSE		OSE
	High	Low	High	Low
Fiscal year ended December 31, 2009
First quarter	$33.29	$15.78	NOK 235.00	NOK 112.00
Second quarter	$28.59	$17.00	NOK 186.50	NOK 107.00
Third quarter	$25.28	$19.76	NOK 164.00	NOK 125.70
Fourth quarter	$29.88	$21.50	NOK 175.90	NOK 124.20

The following table sets forth, for the most recent six months, the high and low prices for the Ordinary Shares on the NYSE and OSE.

	NYSE		OSE
	High	Low	High	Low
February 2011	$27.45	$25.56	NOK 159.00	NOK 140.20
January 2011	$27.76	$24.41	NOK 169.50	NOK 140.90
December 2010	$26.37	$24.98	NOK 163.60	NOK 147.40
November 2010	$29.15	$25.53	NOK 174.60	NOK 156.20
October 2010	$29.17	$26.15	NOK 170.80	NOK 151.50
September 2010	$29.47	$26.37	NOK 179.10	NOK 161.20

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

D.  EXCHANGE CONTROLS

The Bermuda Monetary Authority (the "BMA") must give permission for all issuances and transfers of securities of a Bermuda exempted company like ours. We have received general permission from the BMA to issue any unissued common shares and for the free transferability of our common shares as long as our common shares are listed on an "appointed stock exchange".  Our common shares are listed on the New York, Oslo and London Stock Exchanges. The New York Stock Exchange, which is an "appointed stock exchange" is the Company's "primary listing".  Our common shares may therefore be freely transferred among persons who are residents and non-residents of Bermuda.

Although we are incorporated in Bermuda, we are classified as a non-resident of Bermuda for exchange control purposes by the BMA.  Other than transferring Bermuda Dollars out of Bermuda, there are no restrictions on our ability to transfer funds into and out of Bermuda or to pay dividends to U.S. residents who are holders of common shares or other nonresidents of Bermuda who are holders of our common shares in currency other than Bermuda Dollars.

In accordance with Bermuda law, share certificates may be issued only in the names of corporations, individuals or legal persons. In the case of an applicant acting in a special capacity (for example, as an executor or trustee), certificates may, at the request of the applicant, record the capacity in which the applicant is acting. Notwithstanding the recording of any such special capacity, we are not bound to investigate or incur any responsibility in respect of the proper administration of any such estate or trust.

We will take no notice of any trust applicable to any of our shares or other securities whether or not we had notice of such trust.

As an "exempted company", we are exempt from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermudians, but as an exempted company, we may not participate in certain business transactions including: (i) the acquisition or holding of land in Bermuda (except that required for its business and held by way of lease or tenancy for terms of not more than 21 years) without the express authorization of the Bermuda legislature; (ii) the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000 without the consent of the Minister of Business Development and Tourism of Bermuda; (iii) the acquisition of any bonds or debentures secured on any land in Bermuda except bonds or debentures issued by the Government of Bermuda or by a public authority in Bermuda; or (iv) the carrying on of business of any kind in Bermuda, except in so far as may be necessary for the carrying on of its business outside Bermuda or under a license granted by the Minister of Business Development and Tourism of Bermuda.

The Bermuda government actively encourages foreign investment in "exempted" entities like us that are based in Bermuda but do not operate in competition with local business. In addition to having no restrictions on the degree of foreign ownership, we are subject neither to taxes on our income or dividends nor to any exchange controls in Bermuda. In addition, there is no capital gains tax in Bermuda, and profits can be accumulated by us, as required, without limitation. There is no income tax treaty between the United States and Bermuda pertaining to the taxation of income other than applicable to insurance enterprises.

E.  TAXATION

United States Taxation

The following discussion is based upon the provisions of the United States Internal Revenue Code of 1986, as amended, or the Code, existing and proposed United States Treasury Department regulations, administrative rulings and pronouncements and judicial decisions, all as of the date of this Annual Report.  Unless otherwise noted, references to the "Company" include the Company's Subsidiaries.  This discussion assumes that the Company does not have an office or other fixed place of business in the United States.

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

Shipping income attributable to transportation exclusively between non-United States ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to United States federal income tax.

Based upon the Company's current and anticipated shipping operations, the Company's vessels will operate in various parts of the world, including to or from United States ports. Unless exempt from United States federal income taxation under Section 883 of the Code, or Section 883, the Company will be subject to United States federal income taxation, in the manner discussed below, to the extent its shipping income is considered derived from sources within the United States.

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

 The United States Treasury Department has recognized Bermuda, the country of incorporation of the Company and certain of its subsidiaries, as a qualified foreign country. In addition, the United States Treasury Department has recognized Liberia, the Isle of Man and the Bahamas, the countries of incorporation of certain of the Company's vessel-owning subsidiaries, as qualified foreign countries. Accordingly, the Company and its vessel owning subsidiaries satisfy the country of organization requirement.

Therefore, the Company's eligibility for exemption under Section 883 is wholly dependent upon being able to satisfy one of the stock ownership requirements.

For the 2010 taxable year, the Company satisfied the Publicly-Traded Test since, on more than half the days of the taxable year, the Company's Ordinary Shares were primarily and regularly traded on the New York Stock Exchange.

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

Taxation of United States Holders

The following is a discussion of the material United States federal income tax considerations relevant to an investment decision by a United States Holder, as defined below, with respect to the Ordinary Shares.  This discussion does not purport to deal with the tax consequences of owning Ordinary Shares to all categories of investors, some of which, such as dealers in securities, tax-exempt organizations, investors whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of the Company's Ordinary Shares, may be subject to special rules.  You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of Ordinary Shares.

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

Dividends paid on Ordinary Shares to a United States Holder which is an individual, trust or estate (a "United States Non-Corporate Holder") will generally be treated as "qualified dividend income" that is taxable to such shareholders at preferential United States federal income tax rates (currently through 2012) provided that (1) Ordinary Shares are readily tradable on an established securities market in the United States (such as the New York Stock Exchange on which the Ordinary Shares are listed); (2) the Company is not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which the Company does not believe it is, has been or will be); and (3) the United States Non-Corporate Holder has owned the Ordinary Shares for more than 60 days in the 121-day period beginning 60 days before the date on which the Ordinary Shares become ex-dividend.

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

Although there is no direct legal authority under the PFIC rules, the Company believes there is substantial legal authority supporting its position consisting of case law and United States Internal Revenue Service, or the IRS, pronouncements concerning the characterization of income derived from time charters, bareboat charters and voyage charters as services income for other tax purposes.  However, it should be noted that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, in the absence of any legal authority specifically relating to the Code provisions governing PFICs, the IRS or a court could disagree with our position.  In addition, although the Company intends to conduct its affairs in such a manner as to avoid being classified as a PFIC with respect to any taxable year, there can be no assurance that the nature of its operations will not change in the future.

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

If a holder sells his Ordinary Shares to or through a United States office of a broker, the payment of the proceeds is subject to both United States information reporting and backup withholding unless the holder establishes an exemption.  If a holders sells his Ordinary Shares through a non-United States office of a non-United States broker and the sales proceeds are paid to the holder outside the United States then information reporting and backup withholding generally will not apply to that payment.  However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, including a payment made to a holder outside the United States, if the holder sells his Ordinary Shares through a non-United States  office of a broker that is a United States  person or has some other contacts with the United States.

Backup withholding is not an additional tax.  Rather, a tax payer generally may obtain a refund of any amounts withheld under backup withholding rules that exceed the taxpayer's income tax liability by filing a refund claim with the IRS.

Bermuda Taxation

As of the date of this document, we are not subject to taxation under the laws of Bermuda and distributions to us by our subsidiaries also are not subject to any Bermuda tax.   As of the date of this document, there is no Bermuda income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by non-residents of Bermuda in respect of capital gains realized on a disposition of our common shares or in respect of distributions by us with respect to our common shares.   This does not, however, apply to the taxation of persons ordinarily resident in Bermuda.   Bermuda holders should consult their own tax advisors regarding possible Bermuda taxes with respect to dispositions of, and distributions on, our common shares.

The Minister of Finance in Bermuda has granted the Company a tax exempt status until March 28, 2016, under which no income taxes or other taxes (other than duty on goods imported into Bermuda and payroll tax in respect of any Bermuda-resident employees) are payable by the Company in Bermuda.   If the Minister of Finance in Bermuda does not grant a new exemption or extend the current tax exemption, and if the Bermudian Parliament passes legislation imposing taxes on exempted companies, the Company may become subject to taxation in Bermuda after March 28, 2016.

Currently, there are no withholding taxes payable in Bermuda on dividends distributed by the Company to its shareholders.

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

In 2004, the Liberian Ministry of Finance issued regulations pursuant to which a non-resident domestic corporation engaged in international shipping, such as the Company's Liberian subsidiaries, will not be subject to tax under the New Act retroactive to January 1, 2001, or the New Regulations.  In addition, the Liberian Ministry of Justice issued an opinion that the New Regulations were a valid exercise of the regulatory authority of the Ministry of Finance.  Therefore, assuming that the New Regulations are valid, the Company's Liberian subsidiaries will be wholly exempt from Liberian income tax as under the Prior Law. In 2009, the Liberian Ministry of Finance adopted an Economic Stimulus Act to clarify the tax treatment of non-resident Liberian corporations. Although such Act was signed into law by the President of Liberia it was never formally published, which is a requirement to make it effective. We are still waiting advice from Liberia regarding publication of the 2009 Economic Stimulus Act.

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

Our exposure to interest rate risk relates to our floating rate debt, which totaled $834.7 million as of December 31, 2010 (2009: $558.1 million). A one per cent change in interest rates would increase or decrease interest expense by $8.3 million per year as of December 31, 2010.

As of December 31, 2010, the fair market value of our fixed rate debt was $505.5 million (2009: $313.6 million). If interest rates were to increase or decrease by one per cent with all other variables remaining constant, we estimate that the market value of our fixed rate debt would have decreased or increased by approximately $13.7 million and $14.7 million respectively (2009: decrease by $15.7 million and increase by $17.0 million).

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

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.   CONTROLS AND PROCEDURES

a)   Disclosure Controls and Procedures

Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this annual report as of December 31, 2010. Based upon that evaluation, the principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective as of the evaluation date.

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

Our management with the participation of our principal executive officer and principal financial officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31, 2010. Based upon that evaluation, the principal executive officer and principal financial officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2010.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2010 has been audited by PricewaterhouseCoopers AS., an independent registered public accounting firm, as stated in their report which appears herein.

c)   Attestation Report of Independent Registered Public Accounting Firm

The independent registered public accounting firm that audited the consolidated financial statements, PricewaterhouseCoopers AS, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2010, appearing under Item 18, and such report is incorporated herein by reference.

d)   Changes in internal control over financial reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially effected or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16.     RESERVED

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mrs. Kate Blankenship is an independent director and audit committee financial expert.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2010 and 2009 was PricewaterhouseCoopers AS. The following table sets forth for the two most recent fiscal years the fees paid or accrued for audit and services provided by PricewaterhouseCoopers AS.

(in thousands of $)	2010	2009
Audit Fees (a)	1,020	1,457
Audit-Related Fees (b)	—	—
Tax Fees (c)	—	—
All Other Fees (d)	—	—
Total	1,020	1,457

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

Our Board of Directors has adopted pre-approval policies and procedures in compliance with paragraph (c) (7)(i) of Rule 2-01 of Regulation S-X that require the Board to approve the appointment of the independent auditor of the Company before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company. All services provided by the principal auditor in 2010 were approved by the Board pursuant to the pre-approval policy.

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

•
Audit Committee.  The NYSE requires, among other things, that a listed U.S. company have an audit committee with a minimum of three members. As permitted by Rule 10A-3 under the Securities Exchange Act of 1934, our audit committee consists of one independent member of our Board.

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

ITEM 18.     FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F-31 are filed as part of this annual report:

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

4.16	Frontline Ltd Share Option Scheme dated September 25, 2009.

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

4.20
Amended and Restated Gemini Suezmax Pool Agreement dated January 1, 2009 incorporated by reference to Exhibit 4.20 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2008.

4.21	Addendum No. 2 to Charter Ancillary Agreement between Frontline Ltd., Ship Finance International Limited and Frontline Shipping II Ltd., dated March 25, 2010.

8.1	Subsidiaries of the Company.

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

13.1	Certification of the Principal Executive Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Principal Financial Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.	INS*	XBRL	Instance Dcoument
101.	SCH*	XBRL	Taxonomy Extension Schema
101.	CAL*	XBRL	Taxonomy Extension Schema Calculation Linkbase
101.	DEF*	XBRL	Taxonomy Extension Schema Definition Linkbase
101.	LAB*	XBRL	Taxonomy Extension Schema Label Linkbase
101.	PRE*	XBRL	Taxonomy Extension Schema Presentation Linkbase

*	Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933 or Section 18 of the Securities Exchange Act of 1934 and otherwise are not subject to liability under such sections.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Frontline Ltd.
(Registrant)

Date: April 4, 2011	By:	/s/ Inger M. Klemp
	Name:	Inger M. Klemp
	Title:	Principal Financial Officer

Consolidated Statements of Comprehensive Income for the years ended December 31, 2010, 2009 and 2008	F-7
Notes to Consolidated Financial Statements	F-8

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Frontline Ltd.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, consolidated statements of cash flows, consolidated statements of comprehensive income and consolidated statements of changes in equity present fairly, in all material respects, the financial position of Frontline Ltd. and its subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three  years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under item 15(b) of Frontline Ltd.'s Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/PricewaterhouseCoopers AS

PricewaterhouseCoopers AS
Oslo, Norway
April 4, 2011

Frontline Ltd.
Consolidated Statements of Operations for the years ended December 31, 2010, 2009 and 2008
(in thousands of $, except per share data)

	2010	2009	2008
Operating revenues
Time charter revenues	365,159	486,361	602,980
Bareboat charter revenues	71,370	64,526	57,152
Voyage charter revenues	708,008	565,331	1,425,968
Other income	20,678	17,068	17,918
Total operating revenues	1,165,215	1,133,286	2,104,018
Gain on sale of assets and amortization of deferred gains	30,935	3,061	142,293
Operating expenses
Voyage expenses and commission	282,708	219,375	592,188
Ship operating expenses	195,679	206,381	213,766
Profit share expense	30,566	33,018	110,962
Charterhire expenses	134,551	169,503	220,170
Administrative expenses	31,883	30,647	35,226
Depreciation	212,851	237,313	223,519
Total operating expenses	888,238	896,237	1,395,831
Net operating income	307,912	240,110	850,480
Other income (expenses)
Interest income	13,432	22,969	41,204
Interest expense	(149,918)	(160,988)	(183,925)
Equity losses of unconsolidated subsidiaries and associated companies	(515)	(544)	(901)
Foreign currency exchange gain (loss)	622	(346)	1,565
Mark to market of derivatives	(19)	-	(17,399)
Impairment of securities	(9,425)	-	(25,134)
Loss on sale of securities	-	-	(221)
Dividends received, net	(278)	3,087	1,552
Other non-operating items, net	2,411	1,545	34,043
Net other expenses	(143,690)	(134,277)	(149,216)
Net income before income taxes and noncontrolling interest	164,222	105,883	701,264
Income tax expense	(218)	(361)	(310)
Net income	164,004	105,472	700,954
Net income attributable to noncontrolling interest	(2,597)	(2,771)	(2,184)
Net income attributable to Frontline Ltd.	161,407	102,701	698,770

Earnings per share attributable to Frontline Ltd. stockholders:
Basic earnings per share	$2.07	$1.32	$9.15
Diluted earnings per share	$2.07	$1.32	$9.14
Weighted average shares outstanding, basic	77,859	77,859	76,353
Weighted average shares outstanding, diluted	78,034	77,867	76,442
Cash dividends per share declared	$2.00	$0.90	$8.25

See accompanying Notes that are an integral part of these Consolidated Financial Statements

Frontline Ltd.
Consolidated Balance Sheets as of December 31, 2010 and 2009
(in thousands of $)
	2010	2009
ASSETS
Current Assets
Cash and cash equivalents	176,639	82,575
Restricted cash and investments	182,091	429,946
Marketable securities	51,481	62,920
Trade accounts receivable, net	56,316	44,598
Related party receivables	7,225	28,743
Other receivables	17,200	52,135
Inventories	60,115	35,093
Voyages in progress	27,087	32,358
Prepaid expenses and accrued income	8,073	14,675
Investment in finance lease	1,535	-
Other current assets	-	139
Total current assets	587,762	783,182
Long term assets
Restricted cash	62,000	70,075
Newbuildings	224,319	413,968
Vessels and equipment, net	1,430,124	678,694
Vessels and equipment under capital lease, net	1,427,526	1,740,666
Investment in unconsolidated subsidiaries and associated companies	3,408	3,923
Deferred charges	7,426	4,670
Long term investments	-	20,020
Investment in finance lease	55,355	-
Other long-term assets	-	20
Total assets	3,797,920	3,715,218

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	173,595	123,884
Current portion of obligations under capital leases	193,379	285,753
Related party payables	33,278	33,803
Trade accounts payable	13,423	36,574
Accrued expenses	72,200	65,579
Deferred charter revenue	6,860	15,442
Other current liabilities	10,842	44,327
Total current liabilities	503,577	605,362
Long-term liabilities
Long-term debt	1,190,763	760,698
Obligations under capital leases	1,336,908	1,579,708
Deferred gains on sales of vessels	6,440	12,649
Other long-term liabilities	1,195	6,053
Total liabilities	3,038,883	2,964,470
Commitments and contingencies
Stockholders' equity
Share capital (77,858,502 shares outstanding, par value $2.50)	194,646	194,646
Additional paid in capital	224,245	221,991
Contributed surplus	248,360	248,360
Accumulated other comprehensive loss	(3,836)	(1,686)
Retained earnings	83,718	78,029
Total stockholders' equity	747,133	741,340
Noncontrolling interest	11,904	9,408
Total equity	759,037	750,748
Total liabilities and equity	3,797,920	3,715,218
See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline Ltd.
Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008
(in thousands of $)
	2010	2009	2008

Net income	164,004	105,472	700,954
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	212,851	237,313	223,519
Amortization of deferred charges	1,436	1,282	550
Gain from sale of assets (including securities)	(30,935)	(3,061)	(160,031)
Equity losses of unconsolidated subsidiaries and associated companies	515	544	901
Unrealized foreign exchange (gain) loss	(138)	686	(2,172)
Adjustment of derivatives and securities to market value	9,425	-	41,379
Other, net	(4,846)	(2,612)	2,223
Changes in operating assets and liabilities:
Trade accounts receivable	(7,777)	15,689	(764)
Other receivables	32,690	(33,441)	11,746
Inventories	(25,021)	7,131	13,212
Voyages in progress	5,271	25,673	2,447
Prepaid expenses and accrued income	6,543	(4,516)	(1,683)
Trade accounts payable	(23,149)	9,541	10,990
Accrued expenses	6,786	(6,895)	(12,852)
Deferred charter revenue	(16,929)	(3,382)	3,432
Related party balances	(5,873)	(30,658)	(466)
Other, net	(7,210)	2,754	(6,582)
Net cash provided by operating activities	317,643	321,520	826,803
Investing activities
Change in restricted cash	256,535	75,620	(2,579)
Additions to newbuildings, vessels and equipment	(548,946)	(170,049)	(657,443)
Proceeds from sale of vessels and equipment	11,061	2,390	128,264
Dividends received from associated companies	-	-	265
Receipts from finance leases and loans receivable	1,277	-	-
Purchases of other assets	-	-	(109,360)
Proceeds from sale of other assets	19,839	-	3,286
Proceeds from issuance of shares in subsidiary	-	-	10,941
Proceeds from sale of shares in subsidiary	100	-	-
Net cash used in investing activities	(260,134)	(92,039)	(626,626)
Financing activities
Proceeds from long-term debt	649,729	243,771	520,178
Repayments of long-term debt	(169,953)	(267,336)	(87,370)
Payment of obligations under finance leases	(280,579)	(241,198)	(171,900)
Debt fees paid	(4,192)	(2,888)	(4,928)
Fees paid on early redemption of debt	(2,732)	-	-
Net proceeds from share issuances	-	-	208,123
Cash dividends paid (including payments to noncontrolling interest)	(155,718)	(70,074)	(641,893)
Net cash provided by (used in) financing activities	36,555	(337,725)	(177,790)
Net increase (decrease) in cash and cash equivalents	94,064	(108,244)	22,387
Cash and cash equivalents at beginning of year	82,575	190,819	168,432
Cash and cash equivalents at end of year	176,639	82,575	190,819
Supplemental disclosure of cash flow information:
Interest paid, net of interest capitalized	165,951	186,873	202,840
Income taxes paid	563	383	372

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline Ltd.
Consolidated Statements of Changes in Equity for the years ended December 31, 2010, 2009 and 2008
(in thousands of $, except number of shares)

	2010	2009	2008
NUMBER OF SHARES OUTSTANDING
Balance at beginning of year	77,858,502	77,858,502	74,825,169
Shares issued	-	-	3,033,333
Balance at the end of the year	77,858,502	77,858,502	77,858,502

SHARE CAPITAL
Balance at beginning of year	194,646	194,646	187,063
Shares issued	-	-	7,583
Balance at end of year	194,646	194,646	194,646

ADDITIONAL PAID IN CAPITAL
Balance at beginning of year	221,991	219,036	14,242
Shares issued	-	-	200,539
Stock option expense	2,053	2,955	4,255
Gain on sale of shares in subsidiary	201	-	-
Balance at end of year	224,245	221,991	219,036

CONTRIBUTED SURPLUS
Balance at beginning and end of year	248,360	248,360	248,360

ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance at beginning of year	(1,686)	(5,227)	(3,696)
Other comprehensive (loss) income	(2,150)	3,541	(1,531)
Balance at end of year	(3,836)	(1,686)	(5,227)

RETAINED EARNINGS
Balance at beginning of year	78,029	45,402	-
Net income	161,407	102,701	698,770
Cash dividends	(155,718)	(70,074)	(641,893)
Stock dividends	-	-	(11,475)
Balance at end of year	83,718	78,029	45,402

TOTAL EQUITY ATTRIBUTABLE TO FRONTLINE LTD.	747,133	741,340	702,217
NONCONTROLLING INTEREST
Balance at beginning of year	9,408	6,637	-
Net income	2,597	2,771	2,184
Net liabilities assumed on purchase of noncontrolling interest	(101)	-	-
Partial spin-off of ITCL	-	-	4,453
Balance at end of year	11,904	9,408	6,637

TOTAL EQUITY	759,037	750,748	708,854

See accompanying Notes that are an integral part of these Consolidated Financial Statements

Frontline Ltd.
Consolidated Statements of Comprehensive Income for the years ended December 31, 2010, 2009 and 2008
(in thousands of $)

	2010	2009	2008

COMPREHENSIVE INCOME, NET OF TAX
Net income	164,004	105,472	700,954
Unrealised (losses) gains from marketable securities	(2,013)	2,782	(219)
Foreign currency translation	(137)	759	(1,312)
Other comprehensive (loss) income, net of tax	(2,150)	3,541	(1,531)
Comprehensive Income	161,854	109,013	699,423

Comprehensive income attributable to stockholders of Frontline Ltd.	159,257	106,242	697,239
Comprehensive income attributable to noncontrolling interest	2,597	2,771	2,184
	161,854	109,013	699,423

See accompanying Notes that are an integral part of these Consolidated Financial Statements

Frontline Ltd.
Notes to the Consolidated Financial Statements

1.	GENERAL

Frontline Ltd. (the "Company" or "Frontline") is a Bermuda-based shipping company incorporated in Bermuda as a Bermuda exempted company under the Bermuda Companies Law of 1981 on June 12, 1992. The Company is engaged primarily in the ownership and operation of oil tankers and oil/bulk/ore, or OBO, carriers, which are currently configured to carry dry cargo. The Company operates oil tankers of two sizes: VLCCs, which are between 200,000 and 320,000 dwt, and Suezmaxes, which are vessels between 120,000 and 170,000 dwt. The Company operates through subsidiaries and partnerships located in the Bahamas, Bermuda, the Cayman Islands, the Isle of Man, Liberia, Norway, the United Kingdom and Singapore. The Company is also involved in the charter, purchase and sale of vessels.

The Company's ordinary shares are listed on the New York Stock Exchange, the Oslo Stock Exchange and the London Stock Exchange.

In October 2003, the Company established Ship Finance International Limited ("Ship Finance") in Bermuda.  Through transactions executed in January 2004, the Company transferred to Ship Finance ownership of 46 vessel-owning entities each owning one vessel and its corresponding financing, and one entity owning an option to acquire a VLCC. The Company then leased these vessels back on long-term charters. Between May 2004 and March 2007, the Company distributed all of its shareholding in Ship Finance to its shareholders except for 73,383 shares, which represents 0.01% of Ship Finance's total shares.

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

In February 2008, the Company spun off 17.53% of its holding in its subsidiary Independent Tankers Corporation Limited ("ITCL") to Frontline shareholders in conjunction with the listing of ITCL on the Norwegian over-the-counter ("OTC") market. Frontline recorded a gain of $18.0 million in the first quarter of 2008 as a result of this spin off. This was reported in other non-operating items.

In August 2010, the Company sold 25% of SeaTeam Singapore Pte Limited to Golden Ocean Group Limited for $0.1 million and recognized a gain on sale of $0.2 million in the statement of equity.

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

A variable interest entity is defined in Accounting Standards Codification ("ASC") Topic 810 "Consolidation" ("ASC 810") as a legal entity where either (a) the total equity at risk is not sufficient to permit the entity to finance its activities without additional subordinated support; (b) equity interest holders as a group lack either i) the power to direct the activities of the entity that most significantly impact on its economic success, ii) the obligation to absorb the expected losses of the entity, or iii) the right to receive the expected residual returns of the entity; or (c) the voting rights of some investors in the entity are not proportional to their economic interests and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest.

ASC 810 requires a variable interest entity to be consolidated by its primary beneficiary, being the interest holder, if any, which has both (1) the power to direct the activities of the entity which most significantly impact on the entity's economic performance, and (2) the right to receive benefits or the obligation to absorb losses from the entity which could potentially be significant to the entity.

We evaluate our subsidiaries, and any other entities in which we hold a variable interest, in order to determine whether we are the primary beneficiary of the entity, and where it is determined that we are the primary beneficiary we fully consolidate the entity.

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

Restricted cash and investments
Restricted cash consists of bank deposits which may only be used to settle certain pre-arranged loan or lease payments, minimum deposits, and management fees which must be maintained in accordance with contractual arrangements.

Restricted investments consists of deposits in guaranteed investment contracts, which must be maintained in accordance with contractual arrangements and may only be used to pay principal and interest on the Company's debt and management fees. The guaranteed investment contracts are considered to be investments held to maturity and as such are stated at cost plus accrued interest. When a contract is terminated by the Company, a market value adjustment is added to the value of the investment at the termination date.

Restricted cash is classified as long-term when it is intended for the liquidation of long-term obligations.

Marketable securities
Marketable equity securities held by the Company are considered to be available-for-sale securities and as such are carried at fair value. Any resulting unrealized gains and losses, net of deferred taxes if any, are recorded as a separate component of other comprehensive income in equity unless the securities are considered to be other than temporarily impaired, in which case unrealized losses are recorded in the income statement.

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

Each lease payment is allocated between liability and finance charges to achieve a constant rate on the capital balance outstanding. The interest element of the capital cost is charged to the income statement over the lease period.

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

Vessel residual values – owned vessels and vessels under capital leases
On July 1, 2009, the Company effected a change in estimate related to the estimated scrap rate for all of its owned vessels and for leased vessels where the Company has an interest in the residual value. The scrap rate was amended from an average of $222 per lightweight ton to $281 per lightweight ton for VLCC's and from an average of $378 per lightweight ton to $281 per lightweight ton for Suezmaxes. The resulting change in salvage values has been applied prospectively and reduced depreciation by approximately $0.1 million for the six months ended December 31, 2009. This change also resulted in an increase in net income of approximately $0.1 million with no impact in earnings per share for the year ended December 31, 2009.

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

Gain on sale of assets and amortization of deferred gains
Gain on sale of assets and amortization of deferred gains includes gains from the sale of vessels, gains from the termination of leases, gains from the sale of heavy lift conversions and the amortization of deferred gains. Gains from the sale of assets are recognized when the vessel has been delivered and all risks have been transferred and are determined by comparing the proceeds received with the carrying value of the vessel. Gains from the termination of leases are recognized when the lease is effectively terminated and the vessel has been redelivered to the owner. Gains from the sale of heavy lift conversions are recognized as each converted vessel is delivered. The amount recognized is the gain allocated to each vessel that is not contingent upon future events. Deferred gains are recorded as Current or Long-term Liabilities as applicable.

Drydocking
Normal vessel repair and maintenance costs are expensed when incurred. The Company recognizes the cost of a drydocking at the time the drydocking takes place, that is, it applies the "expense as incurred" method.

Derivatives
The fair values of the forward freight contracts, which are entered into for speculative purposes are recognized as assets or liabilities with changes in fair values recognized in "mark to market of derivatives" in the consolidated statements of operations.

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

Foreign currencies
The functional currency of the Company and the majority of its subsidiaries is the U.S. dollar as the majority of revenues and expenditures are denominated in U.S. dollars. The Company's reporting currency is also U.S. dollars. For subsidiaries that maintain their accounts in currencies other than U.S. dollars, the Company uses the current method of translation whereby the statements of operations are translated using the average exchange rate and the assets and liabilities are translated using the year end exchange rate. Foreign currency translation gains or losses are recorded as a separate component of other comprehensive income in equity.

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

Share-based payments
The Company accounts for share based payments in accordance with SFAS 123(R) Share-Based Payments ("FAS 123(R)") (codified in ASC 718). Accordingly, the Company expenses the fair value of stock options issued to employees over the period in which the options vest.

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

Investment in Capital Leases
For capital leases that are sales-type leases, the difference between the gross investment in the lease and the sum of the present values of the two components of the gross investment is recorded as unearned lease interest income. The discount rate used in determining the present values is the interest rate implicit in the lease. The present value of the minimum lease payments, computed using the interest rate implicit in the lease, is recorded as the sales price, from which the carrying value of the vessel at the commencement of the lease is deducted in order to determine the profit or loss on sale. The unearned lease interest income is amortized to income over the period of the lease so as to produce a constant periodic rate of return on the net investment in the lease.

Convertible debt
Convertible bond loans issued by the Company include both a loan component (host contract) and an option to convert the loan to shares (embedded derivative).

An embedded derivative, such as a conversion option, may be separated from its host contract and accounted for separately if certain criteria are met including if the contract that embodies both the embedded derivative and the host contract is not measured at fair value, the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract and if a separate instrument with the same terms as the embedded instrument would be a derivative.

If an embedded derivative instrument is separated from its host contract, the host contract shall be accounted for based on generally accepted accounting principles applicable to instruments of that type which do not contain embedded derivative instruments.

3.	RECENT ACCOUNTING PRONOUNCEMENTS

In January 2010, the FASB issued authoritative guidance that changes the disclosure requirements for fair value measurements. Specifically, the changes require a reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. The changes also clarify existing disclosure requirements related to how assets and liabilities should be grouped by class and valuation techniques used for recurring and nonrecurring fair value measurements. We adopted the guidance in the first quarter 2010, which did not have an impact on our consolidated financial statements.

In January 2010 the FASB issued authoritative guidance in order to eliminate diversity in the way different companies reflect new shares issued as part of a distribution in their calculation of earnings per share. The provisions of this new guidance are effective on a retrospective basis and their adoption had no impact on the Company's reported earnings per share.

In January 2010, the FASB issued authoritative guidance to amend the accounting and reporting requirements for decreases in ownership of a subsidiary. This guidance requires that a decrease in the ownership interest of a subsidiary that does not result in a change of control be treated as an equity transaction. The guidance also expands the disclosure requirements about the deconsolidation of a subsidiary. The Company adopted this guidance in the first quarter of 2010 and it did not have a material impact on its consolidated financial statements.

In February 2010, the FASB amended guidance on subsequent events to alleviate potential conflicts between FASB guidance and SEC requirements. Under this amended guidance, SEC filers are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. This guidance was effective immediately and we adopted these new requirements in the first quarter 2010. The adoption of this guidance did not have an impact on our financial statements.

In July 2010, the FASB issued authoritative guidance which requires expanded disclosures about the credit quality of an entity's financing receivables and its allowance for credit losses on a disaggregated basis. The adoption of this guidance by the Company with effect from 1 January 2010 did not have any effect on its consolidated financial statements.

4.	SEGMENT INFORMATION

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

The Company operates in two markets. We operate in the tanker and drybulk carrier markets as an international provider of seaborne transportation of crude oil and drybulk cargoes. An analysis of revenues from these services is as follows:

(in thousands of $)	2010	2009	2008
Total operating revenues – tanker market	1,023,733	989,773	1,955,427
Total operating revenues – drybulk carrier market	136,912	124,983	130,228

During the year ended December 31, 2010, the Company reported total revenue from one customer of $244.4 million, which represented approximately 21% of consolidated operating revenues (2009: one customer, which represented approximately 22% and 2008: one customer, which represented approximately 20%). This was the same customer in each year. No other customers represent more than 10% of consolidated operating revenues for the periods presented.

5.	INCOME TAXES

Bermuda
Under current Bermuda law, the Company is not required to pay taxes in Bermuda on either income or capital gains. The Company has received written assurance from the Minister of Finance in Bermuda that, in the event of any such taxes being imposed, the Company will be exempted from taxation until the year 2016.

United States
The Company does not accrue U.S. income taxes as the Company is not engaged in a U.S. trade or business and is exempted from a gross basis tax under Section 883 of the U.S. Internal Revenue Code.

A reconciliation between the income tax expense resulting from applying the U.S. Federal statutory income tax rate and the reported income tax expense has not been presented herein as it would not provide additional useful information to users of the financial statements as the Company's net income is subject to neither Bermuda nor U.S. tax.

Other Jurisdictions
Certain of the Company's subsidiaries in Singapore, Norway, India and the United Kingdom are subject to income tax in their respective jurisdictions. The tax paid by subsidiaries of the Company that are subject to income tax is not material.

The Company does not have any unrecognized tax benefits, material accrued interest or penalties relating to income taxes.

6.	EARNINGS PER SHARE

The computation of basic EPS is based on the weighted average number of shares outstanding during the year and net income attributable to Frontline Ltd. The computation of diluted EPS assumes the exercise of stock options using the treasury stock method. The components of the denominator for the calculation of basic EPS and diluted EPS are as follows:

(in thousands)	2010	2009	2008
Weighted average number of ordinary shares outstanding - basic	77,859	77,859	76,353
Stock options	175	8	89
Weighted average number of ordinary shares outstanding – diluted	78,034	77,867	76,442

The convertible bonds were anti-dilutive at the year end as the conversion price is higher than the share price.

7.	LEASES

As of December 31, 2010, the Company leased in 41 vessels on long-term time charters and bareboat charters from third parties and related parties.  Four of these long-term time charters and bareboat charters are classified as operating and 37 as capital leases. In addition, a further eight vessels are leased on short-term fixed rate charters, which are classified as operating leases. With the exception of the Company's long-term leases with Ship Finance, the Company's long-term leases of vessels generally contain optional renewal periods and purchase and put options.

Rental expense
Charter hire payments to third parties for certain contracted-in vessels are accounted for as operating leases. The Company is also committed to make rental payments under operating leases for office premises. The future minimum rental payments under the Company's non-cancellable operating leases are as follows:

(in thousands of $)
Year ending December 31,
2011	69,301
2012	19,593
2013	1,807
2014	1,601
2015	1,428
Thereafter	-
Total minimum lease payments	93,730

Total rental expense for operating leases was $136.8 million, $171.5 million and $222.2 million for the years ended December 31, 2010, 2009 and 2008, respectively.

The following table discloses information about the terms of the Company's long-term leases for vessels contracted in which are accounted for as operating leases at December 31, 2010:

Vessel Type	Expiry of Mandatory Lease Period	Extended Lease Periods at Lessor's Option	Extended Lease Periods at Company's Option	Company's Purchase Option Periods	Lessor's Put Option Exercise Date
Front Warrior (Suezmax)	2007	2008-2011	2010-2011	2007-2011	2011
Hampstead (VLCC)	2012	none	none	none	none
Kensington (VLCC)	2011	none	none	none	none
Desh Ujaala (VLCC)	2011	none	2012	none	none

The lease for Front Warrior was extended for an additional two years at the lessor's option on January 1, 2008. The lease for Front Warrior was extended for a further two year period (2010-11) at the Company's option on December 31, 2008. The minimum lease payments for this optional period have been included in the analysis above. On January 18, 2011 the lease for the Desh Ujaala terminated and the vessel was redelivered and the Company's option to extend the lease to 2012 was not exercised.

A liability for put options on vessels leased on operating leases is recorded at such time that market conditions make it likely that a put option will be exercised on the exercise date.  A liability is recognized based on the amount, if any, by which the put option price exceeds the fair market value of the related vessel. As of December 31, 2010, no such liability had arisen.

Nine of the vessels leased by the Company are leased from special purpose lessor entities which were established and are owned by independent third parties who provide financing through debt and equity participation. Each entity owns one vessel, which is leased to the Company, and has no other activities.  Prior to the adoption of FIN 46(R) (codified in ASC 810), these special purpose entities were not consolidated by the Company. Four of these leases are accounted for as operating leases and five of these leases are accounted for as capital leases.  The Company has determined that due to the existence of certain put and call options over the leased vessels, these entities are variable interest entities.  The determination of the primary beneficiary of a variable interest entity requires knowledge of the participations in the equity of that entity by individual and related equity holders.  Our lease agreements with the leasing entities do not give us any right to obtain this information and the Company has been unable to obtain this information by other means.  Accordingly the Company is unable to determine the primary beneficiary of these leasing entities. As of December 31, 2010, the original cost to the lessor of the assets under such arrangements was $383.0 million (2009: $383.0 million). As of December 31, 2010 and 2009, the Company's residual value guarantees associated with these leases, which represent the maximum exposure to loss, are $55.0 million.

The following table discloses information about the Company's activity with these non-consolidated lessor entities in the three year period ended December 31, 2010:

(in thousands of $)	2010	2009	2008
Repayments of principal obligations under capital leases	20,579	35,215	32,599
Interest expense for capital leases	14,862	27,202	29,807
Charterhire expense for operating leases	37,471	5,963	6,064

Rental income
The minimum future revenues to be received on time and bareboat charters which are accounted for as operating leases and other contractually committed income as of December 31, 2010 are as follows:

(in thousands of $)
2011	254,057
2012	148,338
2013	73,725
2014	18,881
2015	11,487
Thereafter	-
Total minimum lease revenues	506,488

The cost and accumulated depreciation of the vessels leased to third parties as of December 31, 2010 were approximately $1,814.3 million and $526.9 million, respectively, and as of December 31, 2009 were approximately $2,066.1 million and $704.3 million, respectively. None of the vessels currently leased to third parties are leased in on operating leases by the Company.

As of December 31, 2010, the Company leased out 34 of its vessels to third parties on time and bareboat charters with initial periods ranging between four months and eleven years. 33 of those leases are classified as operating leases and one is classified as an investment in finance lease.

Investment in sales type lease
As of December 31, 2010, one of the Company's vessels was accounted for as a sales-type lease (2009: nil). The following lists the components of the investments in sales-type lease as at December 31, 2010.

(in thousands of $)	2010	2009
Net minimum lease payments receivable	112,404	-
Estimated residual values of leased property (unguaranteed)	20,320	-
Less: unearned income	(75,834)	-
Total investment in sales-type lease	56,890	-

Current portion	1,535	-
Long-term portion	55,355	-
	56,890	-

The minimum future gross revenues to be received under the Company's non-cancellable sales-type lease as of December 31, 2010 are as follows:

(in thousands of $)
2011	11,307
2012	11,338
2013	11,307
2014	11,307
2015	11,307
Thereafter	55,838
Total minimum lease revenues	112,404

The counterparty to the lease is a state-owned oil company which the Company has deemed to have a low credit risk.

8.	MARKETABLE SECURITIES

Marketable securities held by the Company are equity securities considered to be available-for-sale securities.

(in thousands of $)	2010	2009
Cost	85,815	85,815
Accumulated other-than-temporary impairment	(34,560)	(25,134)
Accumulated net unrealized gain	226	2,239
Fair value	51,481	62,920

An other-than-temporary impairment was recorded against securities held in Overseas Shipholding Group Inc. ("OSG") and the shares were written down to fair value of $49.9 million as of December 31, 2010 resulting in an impairment loss of $9.4 million. This other-than-temporary impairment was recorded in "Impairment of securities". Losses of $2.6 million have been reclassified out of accumulated other comprehensive income into earnings in the period in relation to these securities. Net unrealized gain on marketable securities included in comprehensive income is $0.2 million (2009: $2.2 million).

(in thousands of $)	2010	2009	2008
Proceeds from sale of available-for-sale securities	-	-	3,286
Realized loss	-	-	(221)

The cost of sale of available-for-sale marketable securities is calculated on an average cost basis. Realized gains and losses are recorded as gain on sale of securities in the consolidated statement of operations.

9.	TRADE ACCOUNTS RECEIVABLE, NET

Trade accounts receivable are presented net of allowances for doubtful accounts relating to freight and demurrage claims amounting to $1.1 million and $2.1 million as of December 31, 2010 and 2009, respectively.

10.	OTHER RECEIVABLES

(in thousands of $)	2010	2009
Agent receivables	1,585	3,074
Claims receivables	6,248	6,740
Deposit for newbuilding installment	-	27,986
Other receivables	9,367	14,335
	17,200	52,135

Other receivables are presented net of allowances for doubtful accounts amounting to $nil and $nil as of December 31, 2010 and 2009 respectively.

11.	LONG-TERM INVESTMENTS

Long term investments at December 31, 2009, comprised preference and ordinary shares in Navig8 Limited ("Navig8") at cost. The Company disposed of this investment, which represented 15.8% voting interest in Navig8, during 2010. The Company recognized a loss on disposal of $0.18 million in 'Other operating items, net' in the statement of operations.

12.	NEWBUILDINGS

The carrying value of newbuildings represents the accumulated costs which the Company has paid by way of purchase installments and other capital expenditures together with capitalized loan interest.  Interest capitalized in the cost of newbuildings amounted to $14.7 million in 2010 (2009: $22.7 million, 2008: $18.0 million).

As of December 31, 2010, there were seven newbuilding contracts representing costs of $224.3 million. During 2010 six contracts were completed. Four Suezmax vessels were delivered during 2010 – the Northia on January 5 at a cost of $67.8 million,  the Naticina on March 9 at a  cost of $67.3 million, the Front Odin on May 5 at a cost of $68.0 million and the Front Njord on August 12 at a cost of $67.3 million. Two VLCCs were delivered during 2010 - the Front Cecilie on June 10 at a cost of $114.2 million and the Front Signe on August 9 at a cost of $114.6 million. As of December 31, 2009 there were ten newbuilding contracts representing costs of $414.0 million.

13.	VESSELS AND EQUIPMENT, NET

(in thousands of $)	2010	2009
Cost	1,608,840	799,023
Accumulated depreciation	(178,716)	(120,329)
Net book value at end of year	1,430,124	678,694

Included in the above amounts as of December 31, 2010 and 2009 is equipment with a net book value of $2.2 million and $2.4 million, respectively.

During 2010, the Company took delivery of two VLCC double hull and four Suezmax double hull newbuildings at a cost of $228.8 million and $270.4 million, respectively, and purchased two secondhand VLCC double hull vessels at a cost of $207.3 million. A further two VLCC double hull vessels were purchased, which were previously accounted for as vessels under capital lease.

During 2009, the Company took delivery of two VLCC double hull newbuildings at a cost of $220.6 million and purchased a secondhand VLCC double hull vessel, which was previously accounted for as a vessel under capital lease.

Depreciation expense for vessels and equipment was $60.1 million, $38.8 million and $17.1 million for the years ended December 31, 2010, 2009 and 2008, respectively.

14.	VESSELS UNDER CAPITAL LEASE, NET

(in thousands of $)	2010	2009
Cost	2,314,915	2,763,382
Accumulated depreciation	(887,389)	(1,022,716)
Net book value at end of year	1,427,526	1,740,666

Depreciation expense for vessels under capital lease was $152.8 million, $198.5 million and $206.4 million for the years ended December 31, 2010, 2009 and 2008, respectively.

The outstanding obligations under capital leases are payable as follows:

(in thousands of $)
Year ending December 31,
2011	291,292
2012	210,794
2013	208,062
2014	206,105
2015	237,049
Thereafter	947,994
Minimum lease payments	2,101,296
Less: imputed interest	(571,009)
Present value of obligations under capital leases	1,530,287

As of December 31, 2010, the Company held 37 vessels under capital leases (2009 – 46 vessels), of which 31 (2009: 38 vessels) are leased from Ship Finance. These leases are for initial terms that range from 8 to 22 years. The remaining periods on these leases at December 31, 2010 range from 0.5 to 16 years.

The Company has purchase options over five of these vessels at certain specified dates and the lessor has options to put these vessels to the Company at the end of the lease term. Gains arising from the sale and leaseback transactions have been deferred and are being amortized over the lease terms.

On January 15, 2010, the lease agreement between Caernarfon Shipping Plc, a subsidiary of ITCL, and Dresdner Kleinwort Leasing was terminated and the outstanding lease obligation of $71.6 million was settled in full using restricted cash. The vessel was sold to another subsidiary of ITCL and was, therefore, transferred from leased to owned vessels at net book value.

On July 15, 2010, the lease agreement between Sandringham Shipping Plc, a subsidiary of ITCL, and Dresdner Kleinwort Leasing was terminated and the outstanding lease obligation of $67.0 million was settled in full using restricted cash. The vessel was sold to another subsidiary of ITCL and was, therefore, transferred from leased to owned vessels at net book value.

The following table discloses information about the terms of the Company's capital leases for vessels as of December 31, 2010 excluding those leased from Ship Finance:

Vessel Type	Expiry of Mandatory Lease Period	Extended Lease Periods at Lessor's Option	Company's Purchase Option Periods	Lessor's Put Option Exercise Date
Front Eagle (VLCC)	2013	2014-2015	2010 to 2015	2015
Front Melody (Suezmax)	2013	2014-2015	2011 to 2015	2015
Front Symphony (Suezmax)	2013	2014-2015	2011 to 2015	2015
Front Tina (VLCC)	2013	2014-2015	2011 to 2015	2015
Front Commodore (VLCC)	2013	2014-2015	2011 to 2015	2015
British Pride (VLCC)	2011	none	note (1)(2)	none

Put options on vessels leased under leases classified as capital leases are recorded as part of the lease's minimum lease payments.  Lease liabilities are amortized so that the remaining balance at the date the put option becomes exercisable is equal to the put option amount.  An additional liability is recognized based on the amount, if any, by which the put option price exceeds the fair market value of the related vessel. As of December 31, 2010 no such additional liability had arisen.

(1)	The Company does not have an option to purchase the vessel but it has first refusal if the vessel's owner offers the vessel for sale.

(2)	The lessor has the right to terminate the lease for the British Pride at the end of the fixed period being July 30, 2011.

The Company's capital leases for vessels leased from Ship Finance are long-term, fixed rate leases, which extend for various periods depending on the age of the vessels. The following table discloses information about the terms of these leases:

Vessel Type	Expiry of Mandatory Lease Period	Company's Optional Termination Date	Company's Purchase Option Periods	Lessor's Put Option Exercise Date
OBO (8 vessels)	2015	none	none	none
Double hull Suezmax (6 vessels)	2017-2021	none	none	none
Double hull VLCC (17 vessels)	2021-2027	none	none	none

In conjunction to the leases with Ship Finance, the Company has also entered into charter ancillary agreements whereby the Company agrees to pay Ship Finance a profit sharing payment equal to 20% of the charter revenues earned by the Company in excess of the daily base charterhire paid to Ship Finance. Subsequent to 2010, non-double hull vessels will be excluded from this profit sharing calculation. In the year ended December 31, 2010, total profit share due to Ship Finance was $30.6 million (2009: $33.0 million). In March 2010, the Company made certain amendments to the charter agreements with Ship Finance relating to 31 double hull crude oil tankers and OBOs, which resulted in our restricted cash deposits being reduced in exchange for a guarantee from us for the payment of charterhire. Withdrawals from these restricted cash deposits will be prohibited. As of December 31, 2010, the total charter service reserve is $62.0 million (2009: $184.3 million) and the balance is recorded as long term restricted cash in the Company's consolidated balance sheet.

15.	EQUITY METHOD INVESTMENTS

As of December 31, the Company had the following participation in investments that are recorded using the equity method:

	2010	2009
Front Tobago Shipping Corporation	40%	40%
CalPetro Tankers (Bahamas I) Limited	100%	100%
CalPetro Tankers (Bahamas II) Limited	100%	100%
CalPetro Tankers (IOM) Limited	100%	100%

Summarized balance sheet information of investees which the Company accounts for under the equity method as of December 31, is as follows:

(in thousands of $)	2010	2009
Current assets	17,792	18,137
Non current assets	34,975	44,904
Current liabilities	10,611	10,843
Non current liabilities	38,103	47,629

Summarized statement of operations information of investees which the Company accounts for under the equity method for the three years ended December 31, is as follows:

(in thousands of $)	2010	2009	2008
Net operating revenues	4,115	5,047	5,836
Net operating income	3,811	4,694	5,493
Net loss	(515)	(544)	(483)

Dividends totaling $nil were received from equity method investees in the year ended December 31, 2010 (2009: $nil).

The Company has determined that under FIN 46(R) (codified in ASC 810), it is not the primary beneficiary of the VIEs CalPetro Tankers (Bahamas I) Limited ("CalPetro BI"), CalPetro Tankers (Bahamas II) Limited ("CalPetro BII") and CalPetro Tankers (IOM) Limited ("CalPetro IOM") and as such, these entities are being accounted for under the equity method. These companies were incorporated in 1994 for the purpose of acquiring three oil tankers from Chevron Transport Corporation ("Chevron") and concurrently charter these vessels back to Chevron on long-term charter agreements. The companies were acquired by Independent Tankers Corporation ("ITC"), a wholly owned subsidiary of ITCL, which in turn is a 82.47% owned subsidiary of the Company. In April 2006, Chevron cancelled its bareboat contract with CalPetro Tankers (Bahamas III) Limited ("CalPetro BIII"). Under FIN 46(R) (codified in ASC 810) this was considered to be a reconsideration event and the Company began consolidating the VIE into its accounts from that date. Prior to this date, CalPetro BIII, was also equity accounted. The Company does not guarantee the debt of these entities and the net assets of the three entities that are not consolidated total $2.8 million (2009: $3.3 million). The Company's exposure is limited to its share of the net assets of these three entities while the Chevron charters are still in place.

16.	DEFERRED CHARGES

(in thousands of $)	2010	2009
Debt arrangement fees	10,560	6,837
Accumulated amortization	(3,134)	(2,167)
	7,426	4,670

17.      ACCRUED EXPENSES

(in thousands of $)	2010	2009
Voyage expenses	33,569	14,392
Ship operating expenses	11,423	20,966
Administrative expenses	4,799	4,068
Interest expense	18,554	22,456
Taxes	81	376
Other	3,774	3,321
	72,200	65,579

18.  OTHER CURRENT LIABILITIES

(in thousands of $)	2010	2009
Accrued charterhire	51	724
Deferred gain on termination of finance leases	-	24,917
Newbuilding installment payable	-	10,460
Other	10,791	8,226
	10,842	44,327

The Company terminated three capital leases in December 2009, entering into new operating leases in the same month for the same vessels. The gain on the termination of the capital leases was deferred at December 31, 2009 and was recognized over the new minimum lease period which ended on December 1, 2010.

19.  DEBT

(in thousands of $)	2010	2009
US Dollar denominated floating rate debt due through 2020	834,659	558,121
US Dollar denominated fixed rate debt:
6.68% First Preferred Mortgage Serial Notes due 2010	-	1,200
4.25% Convertible bond due 2015	225,000	-
8.52% First Preferred Mortgage Term Notes due 2015	-	10,884
7.84% to 8.04% First Preferred Mortgage Term Notes due 2019 and 2021	303,289	313,711
Total US Dollar floating rate and fixed rate debt	1,362,948	883,916
Credit facilities	1,410	666
Total debt	1,364,358	884,582
Less current portion of long-term debt	(173,595)	(123,884)
	1,190,763	760,698

The outstanding debt as of December 31, 2010 is repayable as follows:

(in thousands of $)
Year ending December 31,
2011	173,595
2012	82,497
2013	122,737
2014	65,612
2015	385,587
Thereafter	534,330
1,364,358

The weighted average interest rate for floating rate debt denominated in U.S. dollars was 3.20% as of December 31, 2010 (2009: 2.67%).

In July and August 2008, ITCL purchased three tranches of the Windsor Petroleum Transport Corporation 7.84% term notes on the open market. The bonds that were repurchased have not been cancelled. The term notes above have been presented net of the bonds owned by ITCL.

U.S. DOLLAR DENOMINATED FLOATING RATE DEBT

$65.0 million term loan facility
In June 2006, the Company entered into a $80.0 million secured term loan facility. The facility bore interest at LIBOR plus a margin. The facility was partially refinanced for $65.0 million in June 2009 and matures in June 2013. This facility was repaid in June 2010.

$129.6 million term loan facility
In June 2008, the Company entered into a $129.6 million pre-delivery secured term loan facility. This loan was refinanced in June 2009 and was repaid in June 2010. The loan bore interest at LIBOR plus a margin.

$420.0 million term loan facility
In June 2008, the Company entered into a $420.0 million pre- and post-delivery secured term loan facility falling due in 2017. At December 31, 2010 the balance outstanding on the loan was $363.0 million. This facility bears interest at LIBOR plus a margin.

$180.0 million term loan facility
In September 2008, the Company entered into a $180.0 million secured term loan facility falling due in September 2013. At December 31, 2010 the balance outstanding on the loan was $99.0 million. The loan bears interest at LIBOR plus a margin.

$146.4 million term loan facility
In May 2009, the Company entered into a $146.4 million pre- and post-delivery secured term loan facility falling due in 2020. At December 31, 2010 the balance outstanding on the loan was $142.8 million. This facility bears interest at LIBOR plus a margin.

$33.0 million loan facility
In June 2009, ITCL entered into a $33.0 million secured loan facility with the full amount drawn down at the year end. The loan was extended for one year in June 2010 and bears interest at LIBOR plus a margin and falls due in June 2011. The facility has been guaranteed by the Company and the Company has pledged its shares in ITCL as security for the guarantee.

$200.0 million term loan facility
In June 2010, the Company entered into a $200.0 million secured term loan facility falling due in 2015. At December 31, 2010, the balance outstanding on the loan was $196.9 million. This facility bears interest at LIBOR plus a margin.

$20.0 million term loan facility
In December 2010, the Company entered into a $20.0 million secured term loan facility falling due in 2013. At December 31, 2010, no drawdown had taken place.  This facility bears interest at LIBOR plus a margin.

$147.0 million term loan facility
In December 2010, the Company entered into a $147.0 million pre- and post-delivery secured term loan facility falling due in 2017. At December 31, 2010 no drawdown had taken place on this facility. This facility bears interest at LIBOR plus a margin.

Certain of the Company's loan agreements contain loan-to-value clauses, which could require the Company to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, the loan agreements include certain financial covenants. The Company was in compliance with all of the financial covenants contained in the Company's loan agreements as of December 31, 2010.

U.S. DOLLAR DENOMINATED FIXED RATE DEBT

4.5% Convertible Bonds due 2015
On March 26, 2010, the Company announced the private placement of $225 million of convertible bonds and the offering of the bonds closed on April 14, 2010. The senior, unsecured convertible bonds have an annual coupon of 4.50%, which is paid quarterly in arrears and had a conversion price of $39.00. The bonds may be converted to Frontline Ltd. common shares by the holders at anytime up to 10 banking days prior to April 14, 2015. The reference price has been set at $29.7784 (NOK 180.0045). The applicable USD/NOK exchange rate has been set at 6.0448. The Company declared a dividend of $0.75 per share on May 21, 2010. The conversion price was adjusted from $39.00 to $38.0895 effective June 2, 2010, which was the date the shares traded ex-dividend. The Company declared a dividend of $0.75 per share on August 27, 2010. The conversion price was adjusted from $38.0895 to $37.0483 per share effective September 8, 2010, which was the ex-dividend date. There was no adjustment to the conversion price for the dividend of $0.25 per share, which was paid on December 21, 2010. On February 22, 2011 the Company announced a dividend of $0.10 per share. The conversion price was adjusted from $37.0483 to $36.5567 per share effective March 7, 2011, which was the ex-dividend date. The bonds will be issued and redeemed at 100% of their principal amount and will, unless previously redeemed, converted or purchased and cancelled, mature on April 14, 2015.

The Company has a right to redeem the bonds at par plus accrued interest at any time during the term of the loan, provided that 90% or more of the bonds issued shall have been redeemed or converted to shares. 6,154,822 new shares would be issued, if the bonds were converted at the current price of $36.5567.

First Preferred Mortgage Term Notes
ITCL is the holding company for three separate structures involved in financing and leasing transactions. One of these structures has Serial Notes which matured in 2010 and all of these structures have First Preferred Mortgage Term Notes maturing between 2015 and 2021. The Notes are collateralized by first preferred mortgages on the vessels owned by the ITCL subsidiaries. As of December 31, 2010, the effective interest rate for the Term and Serial Notes was 7.91% (2009 - 7.93%).

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

(in thousands of $)
Year ending December 31,
2011	15,152
2012	19,145
2013	20,700
2014	22,376
2015	24,174
Thereafter	201,742
303,289

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

8.52% First Preferred Mortgage Term Notes
Principal is repayable on the 8.52% First Preferred Mortgage Term Notes due 2015 in accordance with a remaining five year sinking fund schedule. Of the four entities reporting these term loans, only one entity, CalPetro BIII is consolidated as the remaining three entities are accounted for under the equity method under FIN 46(R) (codified in ASC 810). These Term Notes were repaid in full in 2010 following the sale of the Front Voyager at par value plus a make whole premium of $2.1 million.

Assets pledged

(in thousands of $)	2010	2009
Vessels and newbuildings	1,652,205	1,090,310
Marketable securities	-	61,920
Restricted cash and investments (excluding amounts held in charter service reserve)	182,091	315,721

In addition, the Company has pledged its shares in ITCL and $37.1 million of repurchased bonds in its ITCL subsidiary against its $33.0 million loan facility.

20.      SHARE CAPITAL

Authorized share capital:

(in thousands of $, except share data)	2010	2009
125,000,000 ordinary shares of $2.50 each	312,500	312,500

Issued and fully paid share capital:
(in thousands of $, except per share data)	2010	2009
77,858,502 ordinary shares of $2.50 each (2009: 77,858,502)	194,646	194,646

The Company's ordinary shares are listed on the New York Stock Exchange, the Oslo Stock Exchange and the London Stock Exchange.

In September 2008, the Company's shareholders at the Annual General Meeting approved a stock split which would result in authorized share capital of 625,000,000 ordinary shares of $0.50 per share. No record date was set for the stock split and the stock split had not taken place at December 31, 2010.

21.  ACCUMULATED OTHER COMPREHENSIVE LOSS

The activity in Accumulated Other Comprehensive Loss is summarized as follows:

(in thousands of $)	Unrealized investment gains (losses)	Translation adjustments	Total
Balance at December 31, 2007	(324)	(3,372)	(3,696)
Translation adjustment for the year	-	(1,312)	(1,312)
Net unrealized losses for the year	(25,574)	-	(25,574)
Other-than-temporary impairment	25,134	-	25,134
Realized losses reclassified to net income	221	-	221
Balance at December 31, 2008	(543)	(4,684)	(5,227)
Translation adjustment for year	-	759	759
Net unrealized gains for the year	2,782	-	2,782
Balance at December 31, 2009	2,239	(3,925)	(1,686)
Translation adjustment for year	-	(137)	(137)
Net unrealized losses for the year	(11,438)	-	(11,438)
Other-than-temporary impairment	9,425	-	9,425
Balance at December 31, 2010	226	(4,062)	(3,836)

 22.  SHARE OPTION PLANS

In November 2006, the Company's board of directors approved a share option plan, which was cancelled in 2009 and replaced with the Frontline Ltd. Share Option Scheme (the "Frontline Scheme"). The Frontline Scheme permits the board of directors, at its discretion, to grant options to acquire shares in the Company to employees and directors of the Company or its subsidiaries.  The subscription price for all options granted under the scheme will be reduced by the amount of all dividends declared by the Company in the period from the date of grant until the date the option is exercised, provided the subscription price is never reduced below the par value of the share.  Options granted under the scheme will vest at a date determined by the board at the date of the grant.  The options granted under the plan to date vest over a period of one to three years and have a five year term.  There is no maximum number of shares authorized for awards of equity share options and authorized, unissued or treasury shares of the Company may be used to satisfy exercised options.

The Company had previously granted 760,000 options of which 142,000 had been forfeited prior to vesting. During 2009, the remaining 618,000 options were cancelled and concurrently replaced with new options. As prescribed by ASC 718, this has been accounted for as a modification of previous award of equity instruments. In addition, a further grant of options for 45,000 shares was awarded in 2009. The fair value of the option modification and the new options granted is estimated on the date of the modification or new grant using a Black-Scholes option valuation model, with the following assumptions:

2009
Risk free interest rate	1.35%
Expected life	3.5 years
Expected volatility	61%
Expected dividend yield	0%

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

The following summarizes share option transactions related to the Frontline Scheme:

(in thousands except per share data)	Number of Options	Weighted Average Exercise Price
Options outstanding as of December 31, 2007	100.0	NOK 162.36
Granted	760.0	NOK 243.00
Exercised	(33.3)	NOK 135.90
Forfeited	(201.7)	NOK 198.49
Options outstanding as of December 31, 2008	625.0	NOK 208.78
Granted	663.0	NOK 145.00
Exercised	-	-
Forfeited	(7.0)	NOK 205.42
Cancelled	(618.0)	NOK 203.94
Options outstanding as of December 31, 2009	663.0	NOK 144.16
Granted	-	-
Exercised	(2.0)	NOK 131.65
Forfeited	(10.0)	NOK 133.71
Options outstanding as of December 31, 2010	651.0	NOK 131.65

Exercisable options as at:
December 31, 2010	219.0	NOK 131.65
December 31, 2009	Nil	Nil
December 31, 2008	Nil	Nil

The weighted average exercise price is adjusted for dividends in accordance with the terms of the plan. The remaining contractual term for the options outstanding and exercisable at December 31, 2010, 2009 and 2008, is 3.8 years, 4.8 years and 4.2 years, respectively.

The total fair value of share options vested in the years ended December 31, 2010, 2009 and 2008 was $2.0 million, $nil and $nil, respectively.

The weighted average grant-date fair value of options granted during 2010 is $nil (2009: $9.92 per share, 2008: $15.37). The weighted average modification-date fair value of options modified in 2010 is $nil (2009: $3.10, 2008: $nil).

The intrinsic value of share options exercised in the years ended December 31, 2010, 2009 and 2008 was $nil, $nil and $1.1 million, respectively.

As at December 31, 2010, the intrinsic value of both outstanding and exercisable share options was $2.1 million (2009: $1.9 million).

As of December 31, 2010, there was $1.3 million (2009: $3.2 million) in unrecognized compensation cost related to non-vested options granted under the Frontline Scheme.  The unrecognized compensation expense is recognized over a period of 1.8 years in accordance with vesting conditions. Compensation expense recognized in the years ended December 31, 2010, 2009 and 2008 was $2.1 million, $3.0 million and $4.3 million, respectively.

23.  FINANCIAL INSTRUMENTS

Foreign currency risk
The majority of the Company's transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. Certain of the Company's subsidiaries report in Sterling, Singapore dollars or Norwegian kroner and risks of two kinds arise as a result:

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

Forward freight contracts
During 2010, the Company entered into forward freight contracts for speculative purposes. As of December 31, 2010, the Company had 26 contracts outstanding (2009: nil). The Company incurred a loss on forward freight contracts of $0.02 million in 2010 (2009: nil), which is included in "mark to market of derivatives".

Fair Values
The carrying value and estimated fair value of the Company's financial instruments as of December 31, 2010 and 2009 are as follows:

	2010		2009
(in thousands of $)	Carrying Value	Fair Value	Carrying Value	Fair Value
Non-Derivatives:
Cash and cash equivalents	176,639	176,639	82,575	82,575
Restricted cash and investments	244,091	252,891	500,021	500,021
Marketable securities	51,481	51,481	62,920	62,920
Long-term investments	-	-	20,020	20,020
Floating rate debt and credit facilities	836,069	836,069	558,787	558,787
6.68% First Preferred Mortgage Serial Notes	-	-	1,200	1,200
8.52% First Preferred Mortgage Term Notes	-	-	10,884	11,036
7.84% to 8.04% First Preferred Mortgage Term Notes	303,289	291,368	313,711	301,403
4.5% Convertible bond	225,000	214,103	-	-

The above financial assets and liabilities are measured at fair value on a recurring basis as follows:

(in thousands of $)	2010 Fair Value	Level 1	Level 2	Level 3
Non-Derivatives:
Cash and cash equivalents	176,639	176,639	-	-
Restricted cash and investments	252,891	252,891	-	-
Marketable securities	51,481	51,481	-	-
Floating rate debt and credit facilities	836,069	836,069	-	-
7.84% to 8.04% First Preferred Mortgage Term Notes	291,368	108,819	182,549	-
4.5% Convertible bond	214,103	-	214,103	-

The following methods and assumptions were used to estimate the fair value of each class of financial instrument;

Cash and cash equivalents - the carrying values in the balance sheet approximate their fair value.

Restricted cash and investments - the fair value at December 31, 2010 includes the market value adjustment received by the Company in March 2011.  This market value adjustment has not been recorgnized in 2010 and is, therefore, not included in the carrying value of restricted cash and investments.

Marketable securities – the fair values are based on quoted market prices.

Long term investments – the carrying value in the balance sheet approximates fair value.

U.S. dollar denominated floating rate debt - the carrying values in the balance sheet approximate their fair value since it bears variable interest rates, which are reset on a quarterly basis.

First preferred mortgage term notes - the estimated fair value of the 7.84% First Preferred Mortgage Term Notes is based on the market price achieved in the last significant trading of the notes, adjusted for movements in the fixed income markets up to the year end (level two per ASC Topic 820 "Fair Value Measurements and Disclosures"). The estimated fair value of the 8.04% First Preferred Mortgage Term Notes is based on quoted market prices (level one per ASC Topic 820).

Convertible bond - quoted market prices are not available, however the bonds are traded "over the counter" and the fair value of the bonds is based on the market price on offer at the year end.

Concentrations of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Skandinaviska Enskilda Banken ("SEB"), The Bank of New York, DnB Nor Bank ASA and Nordea Bank Norge ("Nordea"). There is a concentration of credit risk with respect to restricted cash to the extent that substantially all of the amounts are carried with SEB, Nordea, Pacific Life, The Bank of New York and HSBC. However, the Company believes this risk is remote.

The majority of the vessels' gross earnings are receivable in U.S. dollars. During the year ended December 31, 2010, one customer accounted for more than 10% of our consolidated operating revenues (2009 and 2008: one customer).

24.  RELATED PARTY TRANSACTIONS

The majority of the Company's leased vessels are leased from Ship Finance and under a Charter Ancillary Agreement; Ship Finance is entitled to a share of 20% of the Company's earnings on these leased vessels. A summary of leasing transactions with Ship Finance during the years ended December 31, 2010, 2009 and 2008 is as follows:

(in thousands of $)	2010	2009	2008
Charterhire paid (principal and interest)	289,578	331,534	345,551
Payments received for termination of leases	2,435	2,386	43,510
Profit share expense	30,566	33,018	110,962
Remaining lease obligation	1,289,897	1,462,753	1,609,987

A summary of net amounts earned (incurred) from related parties excluding the Ship Finance lease related balances above for the years ended December 31, 2010, 2009 and 2008 are as follows:

(in thousands of $)	2010	2009	2008
Seatankers Management Co. Ltd	1,092	1,126	1,175
Golar LNG Limited	1,310	156	17
Golar LNG Energy Limited	88	-	-
Ship Finance International Limited	2,490	2,347	3,430
Golden Ocean Group Limited	6,138	4,253	6,714
Geveran Trading Co Ltd	-	(405)	(366)
Bryggegata AS	(1,368)	(1,300)	(1,395)
Arcadia Petroleum Limited	34,211	42,264	64,784
Seadrill Limited	426	322	25
Seawell Limited	166	126	-
Deep Sea Supply Plc	132	32	-
Aktiv Kapital ASA	83	63	-
CalPetro Tankers (Bahamas I) Limited	47	45	43
Calpetro Tanker (Bahamas II) Limited	47	45	43
Calpetro Tankers (IOM) Limited	47	45	43

Net amounts earned from related parties comprise charterhire, office rental income and management, technical and commercial advisory, newbuilding supervision, corporate and administrative service income and interest income. Net expenses paid to related parties comprise primarily of rental for office space.

A summary of balances with related parties as at December 31, 2010 and 2009 is as follows:

(in thousands of $)	2010	2009
Receivables
Ship Finance International Limited	1,947	26,944
Seatankers Management Co. Ltd	-	214
Seawell Ltd	51	-
Golar LNG Limited	404	247
Golar LNG Energy Limited	11	-
Northern Offshore Ltd	13	13
Golden Ocean Group Limited	1,075	1,119
Seadrill Limited	109	160
CalPetro Tankers (Bahamas I) Limited	20	11
CalPetro Tankers (Bahamas II) Limited	20	11
CalPetro Tankers (IOM) Limited	20	11
Deep Sea Supply Plc	2	2
Arcadia Petroleum Limited	3,553	11
	7,225	28,743

(in thousands of $)	2010	2009
Payables
Ship Finance International Limited	(31,448)	(33,158)
Seatankers Management Co. Ltd	(676)	(96)
Golar LNG Limited	(97)	(519)
Golden Ocean Group Limited	(1,057)	(30)
	(33,278)	(33,803)

Receivables and payables with related parties comprise unpaid management, technical advisory, newbuilding supervision, administrative service and rental charges and charterhire payments.  In addition, certain payables and receivables arise when the Company pays an invoice on behalf of a related party and vice versa.  The payable with Ship Finance also includes unpaid profit share due to Ship Finance. Receivables and payables with related parties are generally settled quarterly in arrears with the exception of profit share due to Ship Finance which is settled annually.

Ship Finance International Limited, Golar LNG Limited, Golar LNG Energy Limited, Northern Offshore Ltd, Seadrill Limited, Bryggegata AS, Golden Ocean Group Limited, Arcadia Petroleum Limited ("Arcadia"), Geveran Trading Co Ltd ("Geveran"), Deep Sea Supply Plc ("Deep Sea"), Aktiv Kapital ASA, Seawell Limited ("Seawell"), and Seatankers Management Co. Ltd are each subject to the significant influence or indirect control of John Fredriksen. CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited and CalPetro Tankers (IOM) Limited are equity accounted.

During 2008, the Company engaged in the trading of forward freight agreement trading through Arcadia, a related party, for which Arcadia was paid commission on each trade. The total amount of commissions paid to Arcadia in 2008 was $12,500. The Company did not engage in forward freight agreement trading in 2009 and 2010. In addition, the Company earned freights on chartering vessels to Arcadia in the amount of $33.9 million (2009: $42.5 million).

Effective February 5, 2010, Vista International Finance Inc, a wholly owned subsidiary of the Company purchased the VLCC, Front Vista, from Ship Finance for $58.5 million. The Front Vista had been chartered in by the Company. Due to the termination of the charter, a compensation fee of $0.4 million was paid to Ship Finance.

In March 2010, the Company made certain amendments to the charter agreements with Ship Finance relating to 31 double hull crude oil tankers and OBOs, which resulted in our restricted cash deposits being reduced in exchange for a guarantee from us for the payment of charterhire. Withdrawals from these restricted cash deposits will be prohibited. Restricted cash deposits held in respect of the Ship Finance charter reserves decreased by $111.7 million resulting from amendments to the charter agreements and $10.6 million due to reserves no longer required for two vessels. We also made an advance payment of charterhire less operating expenses of $72.8 million covering part of the payments due to Ship Finance over the six months from March 2010.

In March 2010, Ship Finance sold the single hull vessel Golden River to a third party and as a result, terminated the Company's long-term lease for the vessel. The Company received a termination payment of $2.9 million.

In August 2010, Frontline sold 25% of SeaTeam Singapore Pte Limited to Golden Ocean Group Limited for $0.1 million and recognized a gain on sale of $0.2 million in the statement of equity. In addition SeaTeam Singapore Pte Limited received a loan of $0.5 million from Golden Ocean Group Limited, which is repayable over a term of five years and bears interest at 2.5% per annum.

In March 2009, a wholly owned subsidiary of the Company and Ship Finance amended their charter ancillary agreement whereby the charter service reserve totaling $26.5 million relating to vessels on charter from Ship Finance may be in the form of a loan to Ship Finance. In March 2009, a loan in the amount of $26.5 million was drawn down by Ship Finance. The loan bore interest at LIBOR plus a margin and was repaid in 2010.

Geveran acted as a guarantor for two loan facilities taken out by ITCL that expired in July and August 2009. Geveran received an annual fee of 2% of the drawndown facility for acting as guarantor. Both of these facilities were refinanced by ITCL during 2010, with the Company acting as guarantor.

25.      DISPOSAL OF ASSETS

In January 2008, Ship Finance sold the single hull vessel Front Maple to a third party and as a result, terminated the Company's long-term lease for the vessel. The Company received a termination payment of $16.7 million and recorded a net gain of $17.1 million as a gain on sale of assets.

On March 6, 2008 the Company completed the partial non pro-rata spin off of its subsidiary ITCL and distributed 17.53% of ITCL to the Company's shareholders.  The spin-off resulted in a gain on disposal of $18.0 million which has been recorded within "other non-operating items, net".

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

In February 2010, a wholly owned subsidiary of the Company purchased the VLCC, Front Vista, from Ship Finance for $58.5 million. The Front Vista had been chartered in by the Company. Due to the termination of the charter, a compensation fee of $0.4 million was paid to Ship Finance. In March 2010, the Company sold the Front Vista. The sale price of $60.0 million will be settled in the payment of instalments over a 10 year period and the transaction has been recorded as an investment in a sales type lease.

In March 2010, Ship Finance sold the single hull vessel Golden River to a third party and as a result, terminated the Company's long-term lease for the vessel. The Company received a termination payment of $2.9 million.

In April 2010, Calpetro BIII, a subsidiary of the Company sold the Front Voyager for $8.3 million and recognized a net gain of $0.1 million.

26.      NONCONTROLLING INTEREST AND DIVIDEND DISTRIBUTION TO SHAREHOLDERS

In August 2010, the Company sold 25% of SeaTeam Singapore Pte Limited to Golden Ocean Group Limited for $0.1 million and recognized a gain on sale of $0.2 million in the statement of equity.

The Company accounts for pro-rata distributions to owners in a spin-off at the book value of shares distributed and accounts for non pro-rata distributions to owners in a spin-off at the fair value of shares distributed.

In February 2008, as part of the Company's planned spin-off of its investment in its Bermuda subsidiary ITCL to the Company's shareholders, the Company's Board of Directors declared a special dividend-in-kind of 17.53% of the Company's investment in ITCL with the distribution date being March 6, 2008. Qualifying shareholders received one share in ITCL for every five shares held in the Company. Non qualifying shareholders received a cash equivalent of $0.34 per Frontline share held totaling a cash dividend of $14.0 million representing 8.5% of the fair value of ITCL on the date of distribution.  The value of the non-cash dividend was established as $11.4 million, representing 9.0% of the fair value of ITCL on the date of distribution. Fair value was established by using the average price of ITCL shares over the first five trading days after the shares were listed on the Norwegian OTC market. As of December 31, 2010 and 2009 the Company owned 82.47% of ITCL.

27.      COMMITMENTS AND CONTINGENCIES

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

As of December 31, 2010, the Company had nine vessels that were sold by the Company at various times during the period from November 1998 to December 31, 2003, and leased back on charters that have initial periods ranging from eight to twelve and a half years including options on the lessor's side to extend the charters for periods that range up to five years. Five of these charters are accounted for as capital leases and four are accounted for as operating leases. The Company has purchase options at certain specified dates and the lessor has options to put the vessels on the Company at the end of the lease terms for six of these vessels. The total amount that the Company would be required to pay under these put options with respect to the operating lease is $9.5 million.

As of December 31, 2010, Chevron charters three vessels on long-term bareboat charters and holds options to purchase each vessel for $1 on April 1, 2015.

As of December 31, 2010, the Company had contracts for the construction of five VLCC newbuildings scheduled for delivery in 2012 and 2013 and two Suezmax newbuildings scheduled for delivery in 2013. As of December 31, 2010, the Company was committed to make further installments of $451.4 million as follows:

(in thousands of $)
Year ending December 31,
2011	106,868
2012	168,859
2013	175,689
451,416

In January 2008, Golden President Shipping Corporation, a 100% subsidiary of Golden Ocean Group Limited ("Golden Ocean"),  had a full and final win in the court case against Bocimar N.V. on the Channel Alliance Time Charter Party and was awarded $14.7 million plus interest thereon. This amount was originally guaranteed by Frontline to Golden Ocean in connection with the spin-off in December 2004, and was later paid to Golden Ocean as it became due according to the charter party.  The settlement paid during the year from Bocimar N.V. was therefore due and paid to Frontline. Proceeds received of $16.6 million were recognized in 2008 in "other non-operating items, net".

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

28.      SUPPLEMENTAL INFORMATION

Non-cash investing and financing activities include the following:

(in thousands of $)	2010	2009	2008
Dividends in kind:
Spin-off of ITCL	-	-	11,475

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

(in thousands of $)	2010	2009	2008
Pool earnings allocated on a gross basis	-	-	373
Pool earnings allocated on a net basis	125,561	120,904	-
	125,561	120,904	373

30.      SUBSEQUENT EVENTS

In January 2011, the Company sold its 2006-built VLCC Front Shanghai. The net sale proceeds were $91.2 million and after repayment of debt the sale generated $31.5 million in cash. The Company has, in connection with the sale, agreed to charter back the vessel from the new owner. The duration of the time charter is approximately two years at a rate of $35,000 per day. Delivery to the new owners took place on January 26, 2011.

In January 2011, the Company received $3.6 million being the market value adjustment to a guaranteed investment contract for which termination notice was given by the Company in December 2010. This amount was recorded in 2010 in accordance with the terms of the contract.

In January and February 2011, the Company sold all its shares in OSG for $46.5 million. The Company expects to record a loss of $3.3 million in the first quarter of 2011.

In February 2011, the Company agreed with Ship Finance to terminate the long term charter parties between the companies for the two single hull VLCCs Ticen Sun and Front Ace and Ship Finance simultaneously sold the vessels. The termination of the charter parties took place in February 2011 and March 2011, respectively, and Ship Finance made a compensation payment to the Company of approximately $5.8 million for the early termination of the charter parties.

In February 2011, the Company's Board of Directors declared a dividend of $0.10 per share, which was paid on March 23, 2011.

In March 2011, the Company received $8.8 million being the market value adjustment to a guaranteed investment contract for which termination notice was given by the Company in February 2011. This amount will be recorded in the first quarter of 2011 in accordance with the terms of the contract.

In March 2011, the Company exercised its option to acquire the 2002-built VLCC Front Eagle and sold the vessel to an unrelated third party for $67.0 million. The Company has, in connection with the sale, agreed to charter back the vessel from the new owner. The duration of the time charter is approximately two years at a rate of $32,500 per day. Delivery to the new owners and commencement of the time charter is expected to take place concurrently in the second quarter of 2011.

In April 2011, the Company agreed with Ship Finance to terminate the long term charter party between the companies for the OBO vessel Front Leader and Ship Finance simultaneously sold the vessel. The termination of the charter party is expected to take place in the second quarter of 2011 and the Company expects to make a compensation payment to Ship Finance of approximately $7.7 million for the early termination of the charter party.