Form 20-F
period 2011-12-31
FRONTLINE LTD /
filed 2012-04-27
CIK 913290

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC. 20549

FORM 20-F

 (Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________________ to _________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________________________

Commission file number	001-16601

Frontline Ltd.
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

Bermuda
(Jurisdiction of incorporation or organization)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Georgina Sousa, Telephone: (1) 441 295 6935, Facsimile: (1) 441 295 3494, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class	Name of each exchange on which registered

Ordinary Shares, Par Value $2.50 Per Share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Ordinary Shares, Par Value $2.50 Per Share
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

77,858,502 Ordinary Shares, Par Value $2.50 Per Share

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

We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward looking statements. Please see our Risk Factors in Item 3 of this report for a more complete discussion of these and other risks and uncertainties.

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

A. SELECTED FINANCIAL DATA

The selected statement of operations data of the Company with respect to the fiscal years ended December 31, 2011, 2010 and 2009 and the selected balance sheet data of the Company with respect to the fiscal years ended December 31, 2011 and 2010, respectively, have been derived from the Company's consolidated financial statements included herein and should be read in conjunction with such statements and the notes thereto. The selected statement of operations data with respect to the fiscal years ended December 31, 2008 and 2007 and the selected balance sheet data with respect to the fiscal years ended December 31, 2009, 2008 and 2007 have been derived from consolidated financial statements of the Company not included herein. The following table should also be read in conjunction with Item 5. "Operating and Financial Review and Prospects" and the Company's consolidated financial statements and notes thereto included herein. The Company's accounts are maintained in U.S. dollars.

	Fiscal year ended December 31,
	2011	2010	2009	2008	2007
(in thousands of $, except ordinary shares, per share data and ratios)
Statement of Operations Data (1):
Total operating revenues	810,102	1,165,215	1,133,286	2,104,018	1,299,927
Total operating expenses	901,806	888,238	896,237	1,395,831	898,904
Net operating (loss) income	(399,598)	307,912	240,110	850,480	519,191
Net (loss) income from continuing operations before income taxes and noncontrolling interest	(528,478)	164,222	105,833	701,264	503,991
Net (loss) income from continuing operations	(529,010)	164,004	105,472	700,954	587,138
Discontinued operations (2)	-	-	-	-	5,442
Net (loss) income attributable to Frontline Ltd.	(529,601)	161,407	102,701	698,770	570,418
Net (loss) income from continuing operations per ordinary share
- basic	$(6.80)	$2.07	$1.32	$9.15	$7.55
- diluted	$(6.80)	$2.01	$1.32	$9.14	$7.55
Net (loss) income per ordinary share
- basic	$(6.80)	$2.07	$1.32	$9.15	$7.62
- diluted	$(6.80)	$2.01	$1.32	$9.14	$7.62
Cash dividends declared per share	$0.22	$2.00	$0.90	$8.25	$8.30

	Fiscal year ended December 31,
	2011	2010	2009	2008	2007
(in thousands of $, except ordinary shares and ratios)
Balance Sheet Data (at end of year) (1):
Cash and cash equivalents	160,566	176,639	82,575	190,819	168,432
Newbuildings	13,049	224,319	413,968	454,227	160,298
Vessels and equipment, net	312,292	1,430,124	678,694	438,161	208,516
Vessels and equipment under capital lease, net	1,022,172	1,427,526	1,740,666	2,100,717	2,324,789
Investments in unconsolidated subsidiaries and associated companies	27,340	3,408	3,923	4,467	5,633
Total assets	1,840,569	3,797,920	3,715,218	4,027,728	3,762,091
Short-term debt and current portion of long-term debt	19,521	173,595	123,884	293,471	96,811
Current portion of obligations under capital lease	55,805	193,379	285,753	243,293	179,604
Long-term debt	493,992	1,190,763	760,698	614,676	376,723
Obligations under capital leases	957,431	1,336,908	1,579,708	1,969,919	2,318,794
Share capital	194,646	194,646	194,646	194,646	187,063
Total equity attributable to Frontline Ltd.	200,984	747,133	741,340	702,217	445,969
Ordinary shares outstanding	77,858,502	77,858,502	77,858,502	77,858,502	74,825,169

Weighted average ordinary shares outstanding	77,858,502	77,858,502	77,858,502	76,352,673	74,825,169

Other Financial Data:
Equity to assets ratio (percentage) (3)	10.9%	19.7%	20.0%	17.4%	11.8%
Debt to equity ratio (4)	7.6	3.9	3.7	4.4	6.7
Price earnings ratio (5)	(0.6)	12.3	20.7	3.2	6.3
Time charter equivalent revenue (6)	493,346	861,829	896,843	1,493,912	938,960

Notes:
1.
The Company completed a restructuring of its business in December 2011, which involved the sale of 15 wholly-owned special purpose companies (which owned six VLCCs, including one on time charter, four Suezmax tankers and five newbuilding contracts) to an equity method investee of the Company, and the renegotiation of the majority of the Company's charter parties relating to vessels chartered in by the Company. A summary of the major changes to the balance sheet at December 31, 2011  is as follows;

a.	The net book value of 'Vessels and equipment, net' was reduced by $864.9 million.
b.	The net book value of 'Vessels and equipment under capital lease, net' was reduced by $156.3 million.
c.
Capital lease obligations with Ship Finance International Limited, a company affiliated with us, or Ship Finance, were reduced by $232.5 million and capital lease obligations with other counter parties were reduced by $29.8 million.

d.	Bank debt was eliminated.
e.	The net book value of 'Newbuildings' was reduced by $237.1 million.
f.	Newbuilding commitments were reduced by $325.5 million.

2.
The Company disposed of the container vessel and rig operations of Ship Finance in the first quarter of 2007 as a result of the spin off of Ship Finance in 2007. These operations have been recorded as discontinued operations in 2007.

3.	Equity-to-assets ratio is calculated as total equity attributable to Frontline Ltd. divided by total assets.

4.	Debt-to-equity ratio is calculated as total interest bearing current and long-term liabilities, including obligations under capital leases, divided by total equity attributable to Frontline Ltd..

5.	Price earnings ratio is calculated by dividing the closing year end share price by basic earnings per share.

6.	A reconciliation of time charter equivalent revenues to total operating revenues as reflected in the consolidated statements of operations is as follows:

	2011	2010	2009	2008	2007
(in thousands of $)
Total operating revenues	810,102	1,165,215	1,133,286	2,104,018	1,299,927
Less:
Other income	(20,969)	(20,678)	(17,068)	(17,918)	(8,516)
Voyage expense	(295,787)	(282,708)	(219,375)	(592,188)	(352,451)
Time charter equivalent revenue	493,346	861,829	896,843	1,493,912	938,960

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

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

We are engaged in the seaborne transportation of crude oil, oil products and dry bulk cargoes. The following summarizes the risks that may materially affect our business, financial condition or results of operations. As our OBO carriers are currently configured to carry dry bulk cargoes, we include risk factors related to dry bulk vessels.

Risks Related to Our Industry

Tankers

If the tanker industry, which historically has been cyclical and volatile, continues to be depressed or declines further in the future, our revenues, earnings and available cash flow may be adversely affected

Historically, the tanker industry has been highly cyclical, with volatility in profitability, charter rates and asset values resulting from changes in the supply of, and demand for, tanker capacity. After reaching highs during the summer of 2008, charter rates for crude oil carriers fell dramatically in connection with the commencement of the global financial crisis and current rates continue to remain at relatively low levels compared to the rates achieved in the years preceding the global financial crisis. Fluctuations in charter rates and tanker values result from changes in the supply of and demand for tanker capacity and changes in the supply of and demand for oil and oil products. According to industry sources, newbuilding deliveries of oil tankers in 2010 and 2011 increased from their relatively low level in 2009, and the vessels scheduled to be delivered from the yard and enter into service during 2012 and 2013 are expected to represent approximately 21% of the global tanker fleet. These factors may adversely affect the rates payable and the amounts we receive in respect of our vessels operating in tanker pools, as well as our ability to re-charter any non-pooled vessels we may have in the future. Our ability to re-charter our vessels on the expiration or termination of their current spot and time and bareboat charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker market and we cannot guarantee that any renewal or replacement charters we enter into will be sufficient to allow us to operate our vessels profitably.

The factors that influence demand for tanker capacity include:

●	supply and demand for oil and oil products

●
global and regional economic and political conditions, including developments in international trade, national oil reserves policies, fluctuations in industrial and agricultural production and armed conflicts;

●	regional availability of refining capacity;

●	environmental and other legal and regulatory developments;

●	the distance oil and oil products are to be moved by sea;

●	changes in seaborne and other transportation patterns, including changes in the distances over which tanker cargoes are transported by sea;

●
increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;

●	currency exchange rates;

●	weather and acts of God and natural disasters;

●	competition from alternative sources of energy and from other shipping companies and other modes of transport;

●	international sanctions, embargoes, import and export restrictions, nationalizations, piracy and wars; and

●	regulatory changes including regulations adopted by supranational authorities and/or industry bodies, such as safety and environmental regulations and requirements by major oil companies.

The factors that influence the supply of tanker capacity include:

●	current and expected purchase orders for tankers;

●	the number of tanker newbuilding deliveries;

●	any potential delays in the delivery of newbuilding vessels and/or cancellations of newbuilding orders;

●	the scrapping rate of older tankers;

●	the successful implementation of the phase-out of single-hull tankers;

●	technological advances in tanker design and capacity;

●	tanker freight rates, which are affected by factors that may effect the rate of newbuilding, swapping and laying up of tankers;

●	port and canal congestion;

●	price of steel and vessel equipment;

●	conversion of tankers to other uses or conversion of other vessels to tankers;

●	the number of tankers that are out of service; and

●	changes in environmental and other regulations that may limit the useful lives of tankers.

The factors affecting the supply and demand for tankers have been volatile and are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable, including those discussed above. The current global economic downturn may reduce demand for transportation of oil over longer distances and increase supply of tankers to carry that oil, which may have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to pay dividends.

In addition, the recent downturn in the tanker industry has had an adverse impact on many tanker companies, including General Maritime Corporation and Omega Navigation Enterprises Inc., companies not affiliated with us, which have recently filed for bankruptcy protection under chapter 11 of the U.S. Bankruptcy Code.  If these trends continue, in order for us to remain viable, we may not be able to resume dividend payments and we may have to sell vessels in our fleet and/or seek to raise additional capital in the equity markets and/or assume additional indebtedness.

The international tanker industry has experienced volatile charter rates and vessel values and there can be no assurance that these charter rates and vessel values will return to their previous levels

Charter rates in the tanker industry are volatile. We anticipate that future demand for our vessels, and in turn our future charter rates, will be dependent upon economic growth in the world's economies, as well as seasonal and regional changes in demand and changes in the capacity of the world's fleet. We believe that the relatively high charter rates that were paid prior to 2008 were the result of economic growth in the world economies that exceeded growth in global vessel capacity. Since 2008 charter rates have declined significantly, and there can be no assurance that economic growth will not stagnate or decline leading to a further decrease in vessel values and charter rates. A further decline in vessel values and charter rates would have an adverse effect on our business, financial condition, results of operation and ability to pay dividends.

Any decrease in shipments of crude oil may adversely affect our financial performance

The demand for our oil tankers derives primarily from demand for Arabian Gulf, West African, North Sea and Caribbean crude oil, which, in turn, primarily depends on the economies of the world's industrial countries and competition from alternative energy sources. A wide range of economic, social and other factors can significantly affect the strength of the world's industrial economies and their demand for crude oil from the mentioned geographical areas. One such factor is the price of worldwide crude oil. The world's oil markets have experienced high levels of volatility in the last 25 years. In July 2008, oil prices rose to a high of approximately $143 per barrel before decreasing to approximately $38 per barrel by the end of December 2008 and then rising to approximately $92 per barrel as of the end of December 2010 and continuing to rise to approximately $100 by the end of December 2011 and to approximately $120 per barrel by the middle of April 2012.

Any decrease in shipments of crude oil from the above mentioned geographical areas would have a material adverse effect on our financial performance. Among the factors which could lead to such a decrease are:

●	increased crude oil production from other areas;

●	increased refining capacity in the Arabian Gulf or West Africa;

●	increased use of existing and future crude oil pipelines in the Arabian Gulf or West Africa;

●	a decision by Arabian Gulf or West African oil-producing nations to increase their crude oil prices or to further decrease or limit their crude oil production;

●	armed conflict in the Arabian Gulf and West Africa and political or other factors; and

●	the development and the relative costs of nuclear power, natural gas, coal and other alternative sources of energy.

In addition, the current economic conditions affecting the United States and world economies may result in reduced consumption of oil products and a decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our earnings and our ability to pay dividends.

An over-supply of tanker capacity may lead to reductions in charter rates, vessel values and profitability

In recent years, shipyards have produced a large number of new tankers. If the capacity of new vessels delivered exceeds the capacity of tankers being scrapped and converted to non-trading tankers, tanker capacity will increase. If the supply of tanker capacity increases and the demand for tanker capacity does not increase correspondingly, charter rates could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our results of operations, our ability to pay dividends and our compliance with loan covenants in any loan agreements we may enter into in the future.

Dry Bulk

Charter hire rates for dry bulk vessels have decreased, which have continued to adversely affect our earnings

The dry bulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability. The degree of charter hire rate volatility among different types of dry bulk vessels has varied widely, and charter hire rates for dry bulk vessels have declined significantly from historically high levels. Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for the major commodities carried by water internationally. We cannot assure you that we will be able to successfully charter our vessels in the future or renew existing charters at rates sufficient to allow us to meet our obligations. The supply of and demand for shipping capacity strongly influence charter rates. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

Factors that influence demand for vessel capacity include:

●	supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products;

●	changes in the exploration or production of energy resources, commodities, semi-finished and finished consumer and industrial products;

●	the location of regional and global exploration, production and manufacturing facilities;

●	the location of consuming regions for energy resources, commodities, semi-finished and finished consumer and industrial products;

●	the globalization of production and manufacturing;

●	global and regional economic and political conditions, including armed conflicts and terrorist activities; embargoes and strikes;

●	developments in international trade;

●	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

●	environmental and other regulatory developments;

●	currency exchange rates; and

●	weather.

Factors that influence the supply of vessel capacity include:

●	number of newbuilding deliveries;

●	port and canal congestion;

●	scrapping of older vessels;

●	vessel casualties; and

●	number of vessels that are out of service.

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

The continued downturn in the dry bulk carrier charter market has had and may continue to have an adverse effect on our revenues, earnings and profitability

The abrupt and dramatic downturn in the dry bulk charter market has severely affected the dry bulk shipping industry.  The Baltic Dry Index, an index published by The Baltic Exchange of shipping rates for 20 key dry bulk routes, fell 94% from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and remained volatile during 2009, reaching a low of 772 on January 5, 2009 and a high of 4,661 on November 19, 2009. The BDI continued its volatility in 2010, increasing from 3,235 in January 2010 to a high of 4,209 in May 2010 before subsequently decreasing to a low of 1,700 in July 2010. Following a short period of increase in the third quarter of 2010, the BDI fell to near July 2010 levels by the end of 2010. The BDI further decreased in 2011 with a low of 1,043 in February and has continued to decline in 2012 to 944 in the middle of April.

This downturn in dry bulk charter rates and their volatility, which has resulted from the economic dislocation worldwide and the disruption of the credit markets, have had a number of adverse consequences for dry bulk shipping, including, among other things:

●	an absence of financing for vessels;

●	no active second-hand market for the sale of vessels;

●	extremely low charter rates, particularly for vessels employed in the spot market;

●	widespread loan covenant defaults in the dry bulk shipping industry; and

●	declaration of bankruptcy by some operators and ship owners as well as charterers.

The occurrence of one or more of these events could adversely affect our business, results of operations, cash flows, financial condition and ability to pay dividends.  There can be no assurance that the dry bulk charter market will recover over the next several months and the market could continue to decline further.

Dry bulk carrier values have also declined both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates. Charter rates and vessel values have been affected in part by the lack of availability of credit to finance both vessel purchases and purchases of commodities carried by sea, resulting in a decline in cargo shipments, and the excess supply of iron ore in China, which resulted in falling iron ore prices and increased stockpiles in Chinese ports. There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels. Charter rates may remain at low levels for some time which will adversely affect our revenue and profitability.

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

An oversupply of dry bulk carrier capacity may lead to reductions in charter hire rates and profitability

The market supply of dry bulk carriers has been increasing as a result of the delivery of numerous newbuilding orders over the last few years. Newbuildings were delivered in increasing numbers starting at the beginning of 2006 and continued to be delivered in increasing numbers from 2007 through 2011.

An oversupply of dry bulk carrier capacity may result in a reduction of charter hire rates, as evidenced by historically low rates in December 2008. If such dry bulk carrier capacity increase continues, we may only be able to charter our vessels at reduced or unprofitable rates, or we may not be able to charter these vessels at all. The occurrence of these events could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Shipping Generally

Risks involved with operating ocean-going vessels could affect our business and reputation, which could have a material adverse effect on our results of operations and financial condition

The operation of an ocean-going vessel carries inherent risks.  These risks include the possibility of:

●	a marine disaster;

●	terrorism;

●	environmental accidents;

●	cargo and property losses or damage; and

●	business interruptions caused by mechanical failure, human error, war, terrorism, piracy, political action in various countries, labor strikes, or adverse weather conditions.

Any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an oil spill or other environmental disaster may harm our reputation as a safe and reliable tanker and dry bulk vessel operator.

If economic conditions throughout the world do not improve, it will have an adverse impact on our operations and financial results

Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy is currently facing a number of new challenges, including the recent turmoil and hostilities in the Middle East, North Africa and other geographic areas and countries. There has historically been a strong link between the development of the world economy and demand for energy, including oil and gas. An extended period of deterioration in the outlook for the world economy could reduce the overall demand for oil and gas and for our services. Such changes could adversely affect our results of operations and cash flows.

The United States, the European Union and other parts of the world have recently been or are currently in a recession and continue to exhibit weak economic trends. The credit markets in the United States and Europe have experienced significant contraction, de-leveraging and reduced liquidity, and the U.S. federal government and state governments and European authorities have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Securities and Exchange Commission, or the SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. Global financial markets and economic conditions have been, and continue to be, severely disrupted and volatile. Credit markets and the debt and equity capital markets have been exceedingly distressed.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, may have a material adverse effect on our results of operations, may have caused the price of our ordinary shares on the New York Stock Exchange, the London Stock Exchange and the Oslo Stock Exchange to decline and could cause the price of our ordinary shares to decline further.

Continued economic slowdown in the Asia Pacific region, especially in Japan and China, may exacerbate the effect on us of the recent slowdown in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. While the year-over-year growth rate of China's GDP increased for the years ended December 31, 2010 and December 31, 2011, the Chinese GDP growth rate remains below pre-2008 levels and is expected to decrease to 8.5% in 2012. China has imposed measures to restrain lending, which may further contribute to a slowdown in its economic growth. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our financial condition and results of operations, as well as our future prospects, would likely be impeded by a continuing or worsening economic downturn in any of these countries.

The instability of the euro or the inability of countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position

As a result of the credit crisis in Europe, in particular in Greece, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, or the ESM, to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries. The launch of the ESM, which is expected in July 2012, is conditioned upon its ratification by European Union member states representing 90% of the capital commitments. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro. An extended period of adverse development in the outlook for European countries could reduce the overall demand for oil and gas and for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flow.

The current state of the global financial markets and current economic conditions may adversely impact our ability to obtain financing on acceptable terms and otherwise negatively impact our business

Global financial markets and economic conditions have been, and continue to be, volatile.  Recently, operating businesses in the global economy have faced tightening credit, weakening demand for goods and services, deteriorating international liquidity conditions, and declining markets. There has been a general decline in the willingness by banks and other financial institutions to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it has been negatively affected by this decline.

Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, we cannot be certain that financing will be available if needed and to the extent required, on acceptable terms. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.

In addition, at times, lower demand for dry bulk cargoes and crude oil as well as diminished trade credit available for the delivery of such dry bulk cargoes and crude oil have led to decreased demand for dry bulk vessels and tankers, respectively, creating downward pressure on charter rates.

If the current global economic environment persists or worsens, we may be negatively affected in the following ways:

●	we may not be able to employ our vessels at charter rates as favorable to us as historical rates or at all or operate our vessels profitably; and

●	the market value of our vessels could decrease, which may cause us to recognize losses if any of our vessels are sold or if their values are impaired.

The occurrence of any of the foregoing could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Acts of piracy on ocean-going vessels could adversely affect our business

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Although sea piracy worldwide decreased slightly in 2011 for the first time in five years, throughout 2008, 2009 and 2010, the frequency of piracy incidents increased significantly, particularly in the Gulf of Aden off the coast of Somalia. If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as "war risk" zones by insurers or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain.  In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, cash flows, financial condition and ability to pay dividends and may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

World events could affect our results of operations and financial condition

Terrorist attacks in New York on September 11, 2001, in London on July 7, 2005 and in Mumbai on November 26, 2008 and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks in the United States or elsewhere, continues to cause uncertainty in the world's financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Middle East, including Egypt, and North Africa, including Libya, and the presence of United States and other armed forces in Afghanistan, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, such as the October 2002 M.V. Limburg, a very large crude carrier not related to us, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences, or the perception that our vessels are potential terrorist targets, could have a material adverse impact on our business, financial condition, results of operations and ability to pay dividends.

If our vessels call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, that could adversely affect our reputation and the market for our ordinary shares

From time to time on charterers' instructions, our vessels may call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as a state sponsor of terrorism, such as Cuba, Iran, Sudan and Syria. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. With effect from July 1, 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to companies such as ours, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our company. Additionally, some investors may decide to divest their interest, or not to invest, in our company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our Ordinary Shares, par value $2.50 per share, or Ordinary Shares, may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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

We are subject to complex laws and regulations, including environmental laws and regulations that can adversely affect our business, results of operations and financial condition

Our operations will be subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Clean Air Act, the U.S. Clean Water Act, the International Maritime Organization, or IMO, International Convention on Civil Liability for Oil Pollution Damage of 1969, generally referred to as CLC, the IMO International Convention on Civil Liability for Bunker Oil Pollution Damage, the IMO International Convention for the Prevention of Pollution from Ships of 1973, generally referred to as MARPOL, the IMO International Convention for the Safety of Life at Sea of 1974, generally referred to as SOLAS, the IMO International Convention on Load Lines of 1966 and the U.S. Maritime Transportation Security Act of 2002.  Compliance with such laws and regulations, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels.  Compliance with such laws and regulations may require us to obtain certain permits or authorizations prior to commencing operations.  Failure to obtain such permits or authorizations could materially impact our business results of operations, financial conditions and ability to pay dividends by delaying or limiting our ability to accept charterers.  We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. Additionally, we cannot predict the cost of compliance with any new regulations that may be promulgated as a result of the 2010 BP plc Deepwater Horizon oil spill in the Gulf of Mexico.  These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition and our available cash.

The IMO, which is the United Nations agency for maritime safety and the prevention of pollution by ships, has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the nations signatory to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. To date, there has not been sufficient adoption of this standard for it to take force. However, Panama may adopt this standard in the relatively near future, which would be sufficient for it to take force. If mid-ocean ballast exchange is made mandatory, or if ballast water treatment requirements or options are instituted, the cost of compliance could increase for ocean carriers, and the costs of ballast water treatment may be material.

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

If we fail to comply with international safety regulations, we may be subject to increased liability, which may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports

The operation of our vessels is affected by the requirements set forth in the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. If we fail to comply with the ISM Code, we may be subject to increased liability, may invalidate existing insurance or decrease available insurance coverage for our affected vessels and such failure may result in a denial of access to, or detention in, certain ports.

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

In addition, in jurisdictions where the "sister ship" theory of liability applies, such as South Africa, a claimant may arrest the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. In countries with "sister ship" liability laws, claims might be asserted against us or any of our vessels for liabilities of other vessels that we own.

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

Risks Related to Our Business

The volatility in both dry bulk and tanker charter rates, and vessel values, may affect our ability to comply with covenants in any loan agreements we may enter into in the future

In December 2011, we completed the sale of 15 wholly-owned special purpose companies, or SPCs, which together owned five VLCC newbuilding contracts, six VLCCs (including one on time charter), and four Suezmax tankers, to Frontline 2012 Ltd., or Frontline 2012, a related-party entity, at a fair market value of $1,120.7 million, in exchange for which Frontline 2012 assumed the obligation to pay $666.3 million in bank debt related to the vessels and $325.5 million in remaining commitments to the yard under the newbuilding contracts, which we refer to as the Restructuring. Following the Restructuring, we own approximately 8.8% of the outstanding Ordinary Shares of Frontline 2012 and our majority shareholder, Hemen Holding Ltd., or Hemen, a Cyprus holding company indirectly controlled by trusts established by our Chairman and President, Mr. Fredriksen, owns 50% of the outstanding Ordinary Shares of Frontline 2012.

Our bank debt was eliminated following the Restructuring, a $12.9 million prepayment of a loan associated with a vessel, which was not part of the Restructuring, and the $33.0 million prepayment of a loan associated with Independent Tankers Corporation Limited, or ITCL, one of the Company's majority owned subsidiaries.  In the event we enter into loan agreements or other financing arrangements in the future, which are secured by liens on our vessels, we may be subject to various financial covenants, including requirements relating to our financial position, operating performance and liquidity. For example, we may be required to maintain (i) a minimum value adjusted equity that is based, in part, upon the market value of the vessels securing the loans; (ii) minimum levels of free cash; and (iii) a positive working capital.  The market value of dry bulk and tanker vessels is sensitive, among other things, to changes in the dry bulk and tanker charter markets, respectively, with vessel values deteriorating in times when dry bulk and tanker charter rates, as applicable, are falling and improving when charter rates are anticipated to rise. Such conditions may make it difficult for us to comply with financial covenants we may have in the future. In such a situation, unless our lenders were willing to provide waivers of covenant compliance or modifications to our covenants, or would be willing to refinance our indebtedness, we might have to sell vessels in our fleet and/or seek to raise additional capital in the equity markets in order to comply with the loan covenants.  Furthermore, if the value of our vessels deteriorates significantly, we may have to record an impairment adjustment in our financial statements, which would adversely affect our financial results and further hinder our ability to raise capital.

We are dependent on the spot market and any decrease in spot market rates in the future may adversely affect our earnings and our ability to pay dividends

We currently operate a fleet of 48 vessels, including 9 vessels owned through ITCL. Of those vessels, 20 vessels are currently employed in the spot market, exposing us to fluctuations in spot market charter rates. We have also agreed to acquire two newbuilding Suezmax tankers, which are expected to be delivered to us during 2013. We may operate our newbuilding vessels in the spot market following their delivery to us and may enter into the spot market for any additional vessels that we may acquire in the future.

Historically, the tanker and dry bulk markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity and dry bulk capacity, respectively. The recent global economic crisis may further reduce demand for transportation of oil and dry bulk cargoes over longer distances and supply of tankers and dry bulk vessels to carry such oil and dry bulk cargoes, respectively, which may materially affect our revenues, profitability and cash flows. The spot  market may fluctuate significantly based upon supply and demand of vessels and cargoes. The successful operation of our vessels in the competitive spot market depends upon, among other things, obtaining profitable charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot rates have declined below the operating cost of vessels. If future spot market rates decline, then we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or to pay dividends in the future. Furthermore, as charter rates in the spot market are fixed for a single voyage, which may last up to several weeks, during periods in which charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

Our ability to renew the charters on our vessels on the expiration or termination of our current charters, or on vessels that we may acquire in the future, the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the sectors in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the seaborne transportation of energy resources.

A drop in spot market rates may provide an incentive for some charterers to default on their charters

When we enter into a time charter, charter rates under that charter are fixed for the term of the charter.  If the spot market rates or short-term time charter rates in the tanker or dry bulk shipping industry, as applicable, become significantly lower than the time charter equivalent rates that some of our charterers are obligated to pay us under our existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter. If our charterers fail to pay their obligations, we would have to attempt to re-charter our vessels at lower charter rates, which would affect our ability to operate our vessels profitably and may affect our ability to comply with covenants contained in any loan agreements we may enter into in the future.

Fuel, or bunker, prices may adversely affect our profits

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

The operation of tankers also has unique operational risks associated with the transportation of oil.  An oil spill may cause significant environmental damage, and a catastrophic spill could exceed the insurance coverage available. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in tankers.

If we are unable to adequately maintain or safeguard our vessels we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition and results of operations.  In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

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

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel efficient than more recently constructed vessels due to improvements in engine technology. Governmental regulations, safety and other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment to some of our vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.  As a result, regulations and standards could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to pay dividends.

Our ability to obtain debt financing may be dependent on the performance of our then-existing charters and the creditworthiness of our charterers

Following the Restructuring, we do not have any outstanding bank debt. We may, however, incur bank debt in the future to fund, among other things, our general corporate purposes or the expansion of our fleet.  The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the capital resources required to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain financing at anticipated costs or at all may materially affect our results of operation and our ability to implement our business strategy.

Because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels which may adversely affect our earnings

The fair market value of vessels may increase and decrease depending on but not limited to the following factors:

●	general economic and market conditions affecting the shipping industry;

●	competition from other shipping companies;

●	types and sizes of vessels;

●	the availability of other modes of transportation;

●	cost of newbuildings;

●	shipyard capacity;

●	governmental or other regulations;

●	age of vessels;

●	prevailing level of charter rates;

●	the need to upgrade secondhand and previously owned vessels as a result of charterer requirements; and

●	technological advances in vessel design or equipment or otherwise.

During the period a vessel is subject to a charter, we will not be permitted to sell it to take advantage of increases in vessel values without the charterers' agreement. If we sell a vessel at a time when ship prices have fallen, the sale may be at less than the vessel's carrying amount on our financial statements, with the result that we could incur a loss and a reduction in earnings. In addition, if we determine at any time that a vessel's future limited useful life and earnings require us to impair its value on our financial statements, that could result in a charge against our earnings and a reduction of our shareholders' equity. It is possible that the market value of our vessels will continue to decline in the future and could adversely affect our ability to comply with financial covenants contained in any loan agreements or other financing arrangements we may enter into in the future.

Conversely, if vessel values are elevated at a time when we wish to acquire additional vessels, the cost of acquisition may increase and this could adversely affect our business, results of operations, cash flow and financial condition.

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

Our time and bareboat charters may limit our ability to benefit from any improvement in charter rates, and at the same time, our revenues may be adversely affected if we do not successfully employ our vessels on the expiration of our charters

Currently, some of our vessels are contractually committed to time and bareboat charters. Although our time and bareboat charters generally provide reliable revenues, they also limit the portion of our fleet available for spot market voyages during an upswing in the tanker or dry bulk industry cycle, when spot market voyages might be more profitable. By the same token, we cannot assure you that we will be able to successfully employ our vessels in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably or meet our obligations.  A decline in charter or spot rates or a failure to successfully charter our vessels could have a material adverse effect on our business, financial condition, results of operation and ability to pay dividends.

Delays or defaults by the shipyards in the construction of our newbuildings could increase our expenses and diminish our net income and cash flows

Following the Restructuring, we have newbuilding contracts for the construction of two Suezmax tankers with the Chinese shipyard, Jiangsu Rongsheng Heavy Industries Group Co. Ltd., or Rongsheng. These projects are subject to the risk of delay or default by the shipyard caused by, among other things, unforeseen quality or engineering problems, work stoppages or other labor disturbances at the shipyard, bankruptcy of or other financial crisis involving the shipyard, weather interference, unanticipated cost increases, delays in receipt of necessary equipment, political, social or economic disturbances, inability to finance the construction of the vessels and inability to obtain the requisite permits or approvals. In accordance with industry practice, in the event the shipyards are unable or unwilling to deliver the vessels, we may not have substantial remedies. Failure to construct or deliver the ships by the shipyards or any significant delays could increase our expenses and diminish our net income and cash flows.

We may be unable to locate suitable vessels for acquisition which would adversely affect our ability to expand our fleet

Changing market and regulatory conditions may limit the availability of suitable vessels because of customer preferences or because they are not or will not be compliant with existing or future rules, regulations and conventions. Additional vessels of the age and quality we desire may not be available for purchase at prices we are prepared to pay or at delivery times acceptable to us, and we may not be able to dispose of vessels at reasonable prices, if at all. If we are unable to purchase and dispose of vessels at reasonable prices in response to changing market and regulatory conditions, our business may be adversely affected.

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

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business

We have entered into various contracts, including charter parties with our customers and newbuilding contracts with shipyards, which subject us to counterparty risks. The ability of each of the counterparties to perform its obligations under a contract with us or contracts entered into on our behalf will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the shipping sector, the overall financial condition of the counterparty, charter rates received for tanker and dry bulk vessels and the supply and demand for commodities. Should a counterparty fail to honor its obligations under any such contracts, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Charterers are sensitive to the commodity markets and may be impacted by market forces affecting commodities. In addition, in depressed market conditions, there have been reports of charterers, including some of our charterers, renegotiating their charters or defaulting on their obligations under charters. Our charterers may fail to pay charter hire or attempt to renegotiate charter rates. Should a charterer fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure on the spot market or on charters may be at lower rates, depending on the then existing charter rate levels, compared to the rates currently being charged for our vessels. In addition, if the charterer of a vessel in our fleet that is used as collateral under any loan agreement we may enter into defaults on its charter obligations to us, such default may constitute an event of default under such loan agreement, which could allow the bank to exercise remedies under the loan agreement. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and compliance with covenants in any loan agreements we may enter into. Further, if we had to find a replacement technical manager, we may need approval from our lenders to change the technical manager.

Declines in charter rates and other market deterioration could cause us to incur impairment charges

The carrying values of our vessels are reviewed whenever events or changes in circumstances indicate that the carrying amount of the vessel may no longer be recoverable. We assess recoverability of the carrying value by estimating the future net cash flows expected to result from the vessel, including eventual disposal. If the future net undiscounted cash flows and the estimated fair market value of the vessel are less than the carrying value, an impairment loss is recorded equal to the difference between the vessel's carrying value and fair value. Any impairment charges incurred as a result of declines in charter rates and other market deterioration could negatively affect our business, financial condition, operating results or the trading price of our Ordinary Shares.

Operational risks and damage to our vessels could adversely impact our performance

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

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover at all or in full. The loss of revenues while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial condition. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located relative to our vessels' positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant drydocking facilities may adversely affect our business and financial condition. Further, the total loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.  If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs or loss which could negatively impact our business, financial condition, results of operations, cash flows and ability to pay dividends.

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

Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines, criminal penalties, drilling contract terminations and an adverse effect on our business.

We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the U.S. Foreign Corrupt Practices Act. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

Risks Related to Our Company

Incurrence of expenses or liabilities may reduce or eliminate distributions

Our policy is to make distributions to shareholders based on earnings and cash flow, and our dividends have fluctuated based on such factors.  The amount and timing of dividends will depend on our earnings, financial condition, cash position, Bermuda law affecting the payment of distributions and other factors.  However, we could incur other expenses or contingent liabilities that would reduce or eliminate the cash available for distribution by us as dividends.  In addition, the timing and amount of dividends, if any, is at the discretion of our Board of Directors, or Board. We cannot assure you that we will pay dividends.

We may not be able to finance our future capital commitments

We cannot guarantee that we will be able to obtain financing at all or on terms acceptable to us.  If adequate funds are not available, we may have to reduce expenditures for investments in new and existing projects, which could hinder our growth and prevent us from realizing potential revenues from prior investments which will have a negative impact on our cash flows and results of operations.

In addition, as of December 31, 2011, we had purchase commitments of $112.4 million relating to our two Suezmax tankers under construction with expected payments of $25.0 million in 2012 and $87.4 million in 2013. We expect to finance these payments with cash on hand, operating cash flow and bank debt that we intend to arrange. Should such financing not be available, this could severely impact our ability to meet or obligations and finance future obligations.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. The average age of our tanker fleet is approximately 12 years and our drybulk carrier fleet has an average age of approximately 20.4 years. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, including environmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions might not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

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

We generate a substantial portion of our revenues from one customer

During the year ended December 31, 2011, we generated from one customer revenues of $171 million which represents approximately 21% of our total revenues.  No other customers represent more than 10% of our total revenues. Our results of operations would be materially adversely affected if this customer failed to compensate us for our services, terminated our contracts with or without cause, failed to renew its existing contracts or refused to award new contracts to us and we are unable to enter into contracts with new customers at comparable daily rates.

Our Chairman and President, Mr. Fredriksen, through his indirect influence over Hemen may continue to be able to exercise effective control over us and may have conflicts of interest with our other shareholders

As of March 31, 2012, Hemen, a Cyprus holding company indirectly controlled by trusts established by our Chairman and President, Mr. Fredriksen, for the benefit of his immediate family, owns approximately 34% of our outstanding Ordinary Shares. For so long as Hemen is indirectly influenced by Mr. Fredriksen and owns a significant percentage of our outstanding Ordinary Shares, Mr. Fredriksen may be able to exercise effective control over us and will be able to strongly influence the outcome of shareholder votes on other matters, including the adoption or amendment of provisions in our articles of incorporation or bye-laws and approval of possible mergers, amalgamations, control transactions and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, amalgamations, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our Ordinary Shares. Mr. Fredriksen, through Hemen, may not necessarily act in accordance with the best interests of other shareholders. The interests of Mr. Fredriksen may not coincide with the interests of other holders of our Ordinary Shares. To the extent that conflicts of interests may arise, Mr. Fredriksen, through Hemen may vote in a manner adverse to us or to you or other holders of our securities.

We may be unable to attract and retain key management personnel in the tanker industry, which may negatively impact the effectiveness of our management and our results of operation

Our success depends to a significant extent upon the abilities and efforts of our senior executives, and particularly Mr. Fredriksen, our Chairman and Chief Executive Officer, for the management of our activities and strategic guidance. While we believe that we have an experienced management team, the loss or unavailability of one or more of our senior executives, and particularly Mr. Fredriksen, for any extended period of time could have an adverse effect on our business and results of operations.

If labor interruptions are not resolved in a timely manner, they could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash

As of December 31, 2011, we employed approximately 80 people in our offices in Bermuda, London, Oslo, Singapore and India. We contract with independent ship managers to manage and operate our vessels, including the crewing of those vessels. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out as we expect and could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

We may not have adequate insurance to compensate us if our vessels are damaged or lost

We procure insurance for our fleet against those risks that we believe the shipping industry commonly insures. These insurances include hull and machinery insurance, protection and indemnity insurance, which include environmental damage and pollution insurance coverage, and war risk insurance. We can give no assurance that we will be adequately insured against all risks and we cannot guarantee that any particular claim will be paid.

Although we do not anticipate any difficulty in having our technical manager initially obtain insurance policies for us, we cannot assure you that we will be able to obtain adequate insurance coverage for our vessels in the future or renew such policies on the same or commercially reasonable terms, or at all. For example, more stringent environmental regulations have in the past led to increased costs for, and in the future may result in the lack of availability of, protection and indemnity insurance against risks of environmental damage or pollution. Any uninsured or underinsured loss could harm our business, results of operations, cash flows, financial condition and ability to pay dividends. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our vessels failing to maintain certification with applicable maritime self-regulatory organizations. Further, we cannot assure you that our insurance policies will cover all losses that we incur, or that disputes over insurance claims will not arise with our insurance carriers. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. In addition, our insurance policies may be subject to limitations and exclusions, which may increase our costs or lower our revenues, which may have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

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

We expect that we and each of our subsidiaries will qualify for this statutory tax exemption and we will take this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and become subject to United States federal income tax on our United States source shipping income.  For example, we would no longer qualify for exemption under Section 883 of the Code for a particular taxable year if shareholders with a 5% or greater interest in the our Ordinary Shares owned, in the aggregate, 50% or more of our outstanding ordinary shares for more than half the days during the taxable year.  Due to the factual nature of the issues involved, there can be no assurances on our tax-exempt status or that of any of our subsidiaries.

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

Our Ordinary Share price may be highly volatile and future sales of our Ordinary Shares could cause the market price of our Ordinary Shares to decline

Our Ordinary Shares commenced trading on the New York Stock Exchange in August 2001.  We cannot assure you that an active and liquid public market for our Ordinary Shares will continue.  The market price of our Ordinary Shares has historically fluctuated over a wide range and may continue to fluctuate significantly in response to many factors, such as actual or anticipated fluctuations in our operating results, changes in financial estimates by securities analysts, economic and regulatory trends, general market conditions, rumors and other factors, many of which are beyond our control. Since 2008, the stock market has experienced extreme price and volume fluctuations. If the volatility in the market continues or worsens, it could have an adverse affect on the market price of our Ordinary Shares and impact a potential sale price if holders of our Ordinary Shares decide to sell their shares.

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

A.  HISTORY AND DEVELOPMENT OF THE COMPANY

The Company

We are Frontline Ltd., an international shipping company incorporated in Bermuda as an exempted company under the Bermuda Companies Law of 1981 on June 12, 1992 (Company No. EC-17460). Our registered and principal executive offices are located at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda, and our telephone number at that address is +(1) 441 295 6935.

We are engaged primarily in the ownership and operation of oil tankers and oil/bulk/ore, or OBO carriers, which are currently configured to carry dry cargo. We operate oil tankers of two sizes: VLCCs, which are between 200,000 and 320,000 dwt, and Suezmax tankers, which are vessels between 120,000 and 170,000 dwt. We operate through subsidiaries and partnerships located in the Bahamas, Bermuda, the Cayman Islands, India, the Isle of Man, Liberia, Norway, the United Kingdom and Singapore. We are also involved in the charter, purchase and sale of vessels. Since 1996, we have emerged as a leading tanker company within the VLCC and Suezmax size sectors of the market.

We have our origin in Frontline AB, which was founded in 1985, and which was listed on the Stockholm Stock Exchange from 1989 to 1997. In May 1997, Frontline AB was redomiciled from Sweden to Bermuda and its shares were listed on the Oslo Stock Exchange under the symbol "FRO". The change of domicile was executed through a share-for-share exchange offer from the then-newly formed Bermuda company, Frontline Ltd, or Old Frontline. In September 1997, Old Frontline initiated an amalgamation with London & Overseas Freighters Limited, or LOF, also a Bermuda company. This process was completed in May 1998. As a result of this transaction, Frontline became listed on the London Stock Exchange and on the NASDAQ National Market (in the form of American Depositary Shares, or ADSs, represented by American Depositary Receipts, or ADRs) in addition to its listing on the Oslo Stock Exchange.

The ADR program was terminated on October 5, 2001 and the ADSs were de-listed from the NASDAQ National Market on August 3, 2001. The Company's Ordinary Shares began trading on the New York Stock Exchange on August 6, 2001 under the symbol "FRO".

Restructuring

On December 31, 2011 in conjunction with a Board approved restructuring plan to meet the challenges created by a very weak tanker market, the Company completed the sale of 15 wholly-owned SPCs to Frontline 2012. These SPCs owned six VLCCs (Front Kathrine, Front Queen, Front Eminence, Front Endurance, Front Cecilie and Front Signe, one of which was on time charter), four Suezmax tankers (Northia, Front Odin, Naticina and Front Njord) and five VLCC newbuilding contracts. The SPCs were sold at fair market value of $1,120.7 million, which was the average of three independent broker valuations. As part of the transaction, Frontline 2012 assumed the obligation to pay $666.3 million in bank debt and $325.5 million in remaining commitments to the yard under the newbuilding contracts.

On December 16, 2011, Frontline 2012 completed a private placement of 100,000,000 new ordinary shares of par value $2.00 per share at a subscription price of $2.85, raising $285.0 million in gross proceeds, subject to certain closing conditions. These conditions were subsequently fulfilled and Frontline 2012 was registered on the Norwegian over-the-counter market, or NOTC, in Oslo on December 30, 2011. The Company was allocated 8,771,000 shares, representing approximately 8.8% of the share capital of Frontline 2012 for which it paid consideration of $25.0 million. The Company has accounted for its investment in Frontline 2012 under the equity method. There are no discontinued operations associated with this transaction.

The Company will initially manage Frontline 2012 through its wholly owned subsidiary, Frontline Management (Bermuda) Ltd.. Frontline 2012 plans to establish its own management team in the future.

Following the Restructuring, the Company's operating fleet was reduced from 58 vessels to 48 vessels, including the nine vessels owned through ITCL. In addition, newbuilding commitments were reduced from $437.9 million to $112.4 million relating to two Suezmax tanker newbuilding contracts. Bank debt was eliminated following a prepayment of a $12.9 million loan associated with a vessel, which was not part of the transaction with Frontline 2012, and the prepayment of ITCL's $33.0 million bank loan.

As part of the Restructuring, the Company obtained agreements with its major counterparties to reduce the gross charter payment commitments under existing chartering arrangements by approximately $293 million for the period from January 1, 2012 to December 31, 2015. The Company will compensate the counterparties with 100% of any difference between the renegotiated rates and the actual spot rate up to the original contract rates. Some of the counterparties will receive additional compensation for earnings achieved above the original contract rates.

Vessel Acquisitions, Disposals and Other Significant Transactions

We entered into the following acquisitions and disposals in 2009, 2010, 2011 and 2012 to date:

Newbuilding and Option Contracts

As of December 31, 2008, we had contracts for the construction of ten VLCC newbuildings and eight Suezmax newbuildings. Two of the VLCCs, Front Kathrine and Front Queen, were delivered to us on January 8, 2009 and May 18, 2009, respectively. In the second quarter of 2009, we reached agreements with two shipyards to cancel two VLCC and four Suezmax newbuilding contracts and agreed that the installments already paid on the cancelled newbuildings be applied to, and set off against, future payments in the remaining newbuildings. In the third quarter of 2009, we reached agreement with Zhoushan Jinhaiwan Shipyard Co. Ltd., or Jinhaiwan, to reduce the financial exposure of $252 million on two VLCC newbuildings to the $54 million we already paid to the yard. At December 31, 2009, we had newbuilding contracts for four Suezmax tankers and six VLCCs.

During 2010, six of our 10 newbuildings, consisting of four Suezmax tankers and two VLCCs, were completed and delivered to us. In June 2010, the Company entered into a contract with Rongsheng for the construction of two 156,900 dwt Suezmax newbuildings. The vessels are expected to be delivered in 2013. In September 2010, the Company announced that it had agreed with Jinhaiwan to restructure the Company's VLCC newbuilding program at the yard. The Company agreed to take delivery of the two optional VLCCs at the yard and ordered one additional VLCC newbuilding, resulting in a commitment to take delivery of five 320,000 dwt VLCC newbuildings, with a total contract price of $525 million. As of December 31, 2010, the Company's newbuilding program comprised two Suezmax tankers and five VLCCs.

In December 2011, the newbuilding contracts for the five VLCCs were sold to Frontline 2012, as part of the Restructuring described above. As of December 31, 2011, the Company's newbuilding program was comprised of two Suezmax tankers with an aggregate contract cost of $124.9 million. As of December 31, 2011, the Company has made installment payments to Rongsheng in the amount of $12.5 million and is scheduled to pay the remaining installments of $25.0 million in 2012 and $87.4 million in 2013.

Acquisitions and Disposals

In July 2009, we agreed with Ship Finance to terminate the long-term charter party for the single hull VLCC Front Duchess and received a compensation payment of approximately $2.4 million in October 2009.

In February 2010, we purchased the VLCC Front Vista (renamed Dewi Maeswara) from Ship Finance for $58.5 million. The Front Vista (renamed Dewi Maeswara) had been chartered in by the Company. Due to the termination of the charter, a compensation fee of $0.4 million was paid to Ship Finance. In March 2010, the Company sold the Front Vista (renamed Dewi Maeswara). The sale price of $60.0 million will be settled in the payment of installments over a 10-year period.

In March 2010, we agreed with Ship Finance to terminate the long-term charter party for the single hull VLCC Golden River. in exchange for a compensation payment to us of approximately $2.9 million for the early termination of the charter party.

In April 2010, we sold the single hull Suezmax Front Voyager for $8.3 million. We also  agreed to acquire from an unrelated third party two 2009-built 321,300 dwt double hull VLCC tankers, the Callisto Glory, which was renamed Front Eminence, was delivered to us on May 18, 2010 and the Andromeda Glory, which was renamed Front Endurance, was delivered to us on June 28, 2010.

In January 2011, we sold the VLCC Front Shanghai for net sale proceeds of $91.2 million. In connection with the sale, we agreed to time charter back the vessel from the new owner for approximately two years at a rate of $35,000 per day. Delivery to the new owners was completed on January 26, 2011 and the vessel was renamed Gulf Eyadah.

In February 2011, we agreed with Ship Finance to terminate the long-term charter parties for the two single hull VLCCs, Ticen Sun (ex-Front Highness) and Front Ace, and Ship Finance simultaneously sold the vessels. The termination of the charter parties took place in February 2011 and March 2011, respectively, and Ship Finance made a compensation payment to the Company of $5.3 million for the early termination of the charter parties.

In March 2011, we exercised our option to acquire the 2002-built VLCC Front Eagle and simultaneously sold the vessel to an unrelated third party for $67.0 million. Delivery to the new owners took place in the second quarter of 2011. In connection with the sale, we agreed to time charter back the vessel from the new owner for approximately two years at a rate of $32,500 per day.

In April 2011, we agreed with Ship Finance to terminate the long-term charter party for the OBO carrier Front Leader and Ship Finance simultaneously sold the vessel. The termination of the charter party took place in the second quarter of 2011 and we made a compensation payment to Ship Finance of $7.7 million for the early termination of the charter party.

In May 2011, we agreed with Ship Finance to terminate the long-term charter party for the OBO carrier Front Breaker and Ship Finance simultaneously sold the vessel. The termination of the charter party took place in the second quarter of 2011 and we made a compensation payment to Ship Finance of $6.6 million for the early termination of the charter party.

In October 2011, we agreed with Ship Finance to terminate the long-term charter party for the OBO carrier Front Striver and Ship Finance simultaneously sold the vessel. The termination of the charter party took place in the third quarter of 2011 and we made a compensation payment to Ship Finance in 2012 of $8.1 million for the early termination of the charter party.

In October 2011, we sold the Suezmax Front Fighter to an unrelated third party and recognized a loss of $0.1 million in the fourth quarter of 2011. An impairment loss for this vessel of $27.1 million was recorded in the third quarter of 2011.

In November 2011, we sold the Suezmax Front Hunter to a related party and recognized a gain of $0.05 million in the fourth quarter of 2011. An impairment loss for this vessel of $30.6 million was recorded in the third quarter of 2011.

In December 2011, we sold the Suezmax Front Delta to an unrelated third party and recognized a gain of $0.01 million in the fourth quarter of 2011. An impairment loss for this vessel of $18.5 million was recorded in the third quarter of 2011.

In December 2011, we sold the Suezmax Front Beta to an unrelated third party and recognized a loss of $0.4 million in the fourth quarter of 2011. An impairment loss for this vessel of $20.4 million was recorded in the third quarter of 2011.

In December 2011, as part of the Restructuring described above, we sold 15 wholly-owned SPCs, which together owned six VLCCs (Front Kathrine, Front Queen, Front Eminence, Front Endurance, Front Cecilie and Front Signe, one of which was on time charter), four Suezmax tankers (Northia, Front Odin, Naticina and Front Njord) and five VLCC newbuilding contracts to Frontline 2012, a related party, for a sale price of $1,120.7 million. The sales of these SPCs resulted in a loss of $307.0 million, which was recorded in 2011.

In March 2012, we sold the Suezmax Front Alfa to an unrelated third party and recognized a loss of $2.1 million in the first quarter of 2012. An impairment loss for this vessel of $24.8 million was recorded in the third quarter of 2011.

Charters and Redeliveries

In January 2009, we entered into an agreement with Shell Western Supply and Trading Limited to time charter out two double hull Suezmax tankers, the Genmar Phoenix and Genmar Harriet G., for the remainder of their existing charters in.

In April 2009, we entered into an agreement with the charterer of Ticen Ocean (ex-Front Lady) and Ticen Sun (ex-Front Highness) to amend the time charter agreements to bareboat agreements and extend the contracts for one additional year from the single hull phase-out date in 2010 to April 2011 and August 2011, respectively. The charterers also assumed the drydocking expenses for Ticen Ocean (ex-Front Lady). The vessels are operated as floating storage units and have ceased to trade as regular tankers.

In early November and December 2009, we redelivered four of the five Suezmax tankers chartered in from Eiger Shipping SA. We redelivered the final vessel in February 2010.

In November 2009, we did not exercise the purchase options for Front Chief, Front Commander and Front Crown and we agreed to charter-in the three vessels on one-year time charters at $29,000 per day.

In November 2009, we entered into an agreement to time charter out the OBO carrier Front Striver for a period of at least five months at a time charter gross rate of $40,000 per day.

In January 2010, we entered into an agreement to charter-in the VLCC Desh Ujaala for a one year time charter at net $29,625 per day with a one-year option period.

In January 2010, we entered into a bareboat charter for the VLCC Edinburgh for a two year period with a two-year option period. The vessel is operated as a floating storage unit and ceased to trade as a regular tanker.

In March 2010, we agreed with Ship Finance to terminate the long-term charter party for the single hull VLCC Golden River and Ship Finance simultaneously sold the vessel to an unrelated third party. The termination of the charter took place in April 2010 and Ship Finance made a compensation payment to us of approximately $2.9 million for the early termination of the charter party.

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

In June 2010, the single hull VLCC Front Duke was redelivered from her time charter and subsequently commenced a bareboat charter expiring at the end of 2012. The vessel is operated as a floating storage unit and has ceased to trade as a regular tanker.

With effect from July 1, 2010, we no longer chartered in the 15 Suezmax tankers we were chartering in from Nordic American Tanker Shipping Ltd., or NATS, on floating rate time charters.

In September 2010, we entered into an agreement to time charter out two VLCCs; Front Eminence for a period of five years that commenced in November 2010 at a gross rate of $43,000 per day and Golden Victory for a period of three years that commenced in October 2010 at a gross rate of $40,000 per day. The latter has an option for the charterer to extend the term for an additional two years at a premium.

In November 2010, we extended the time charter-in agreements of Front Chief, Front Commander and Front Crown (all 1999-built double hull VLCCs); for one year from January 2011 at $26,500 per day per vessel.

In December 2010, the bareboat charter with Chevron Transport Corporation for the VLCC Ulriken (ex-Antares Voyager) terminated and the vessel was redelivered to the Company. The vessel is currently operating in the spot market.

In January 2011, the bareboat charter with BP Shipping Limited for the VLCC Pioneer (ex-British Pioneer) terminated and the vessel was redelivered to the Company. The vessel is currently operating in the spot market.

In January 2011, the chartered-in VLCC Desh Ujaala was redelivered to its owners.

In March 2011, the bareboat charter out contract for the single hull VLCC Ticen Ocean (ex-Front Lady) was extended until August 2013.

In May 2011, the chartered-in VLCC Kensington was redelivered to its owners.

In September 2011, we negotiated the early termination of bareboat charters on three single hull VLCCs, Titan Orion (ex-Front Duke), Titan Aries (ex-Edinburgh) and Ticen Ocean (ex-Front Lady), which are being chartered in from Ship Finance. These three vessels have been sold by Ship Finance with expected delivery during 2012 and 2013. The Titan Orion (ex-Front Duke) was delivered, and the charter party with Ship Finance was terminated, on March 27, 2012.

In December 2011, we left the Gemini pool, a Suezmax tanker pool that was comprised of 36 vessels operated by us, Teekay, NATS, Koenig & Cie and Hyundai Merchant Marine, and established the Orion Tankers pool with NATS. The Orion Tankers pool currently has 29 double hull Suezmax tankers, including nine vessels operated by us.

We redelivered the Suezmax Front Warrior on December 12, 2011 at which time the Orion Pool assumed its commercial management. We redelivered the VLCCs Front Commander, Front Chief and Front Crown on December 11, 2011, December 28, 2011 and January 11, 2012, respectively, at which times we assumed the commercial management of the vessels. All of these vessels were on time charter-in to us under operating leases.

B.  BUSINESS OVERVIEW

As of December 31, 2011, our tanker and OBO fleet consisted of 48 vessels, including nine vessels owned through ITCL. The fleet consists of 31 VLCCs, which are either owned or chartered in, 12 Suezmax tankers which are either owned or chartered in and five Suezmax OBO carriers which are chartered in. We also had two Suezmax newbuildings on order, and 12 VLCCs and five Suezmax tankers under our commercial management.

Although there has been a trend towards consolidation over the past 15 years, the tanker market remains highly fragmented. We estimate, based on available industry data that we currently own or operate approximately 6% of the world VLCC fleet and 3% of the world Suezmax tanker fleet.

We operate in two markets, the tanker and drybulk carrier markets, as an international provider of seaborne transportation of crude oil and drybulk cargoes. An analysis of revenues from these services is as follows:

(in thousands of $)	2011	2010	2009
Total operating revenues – tanker market	715,893	1,023,733	989,773
Total operating revenues – drybulk carrier market	86,608	136,912	124,983

Our vessels operate worldwide and therefore management does not evaluate performance by geographical region as this information is not meaningful.

As of December 31, 2011, the tanker fleet that we operate has a total tonnage of approximately 15.6 million dwt, including the 4.5 million dwt under our commercial management, and the drybulk fleet that we operate has a total tonnage of approximately 0.85 million dwt. Our tanker vessels have an average age of approximately 12 years compared with an estimated industry average age of approximately 10 years, and our OBO carriers have an average age of approximately 20.4 years compared with an estimated industry average of approximately 23 years. We believe that our vessels comply with the most stringent of generally applicable environmental regulations for tankers and OBO carriers.

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

In December 2008, Teekay Corporation, or Teekay, and the Company announced an agreement to commercially combine their Suezmax tankers within the Gemini pool. Effective from January 1, 2009, we placed our Suezmax tankers within the Gemini pool, bringing the total number of vessels in the pool to 36. In December 2011, we left the Gemini pool and established the Orion Tankers pool with NATS. This Suezmax pool currently has 29 double hull Suezmax tankers.

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

The tanker industry is highly cyclical, experiencing volatility in profitability, vessel values and freight rates. Freight rates are strongly influenced by the supply of tanker vessels and the demand for oil transportation. Refer to Item 5, "Operating and Financial Review and Prospects-Overview" for a discussion of the tanker market in 2011 and 2012.

Similar to structures commonly used by other shipping companies, our vessels are all owned by, or chartered to, separate subsidiaries or associated companies. Frontline Management AS and Frontline Management (Bermuda) Limited, both wholly-owned subsidiaries, which we refer to collectively as Frontline Management, support us in the implementation of our decisions. Frontline Management is responsible for the commercial management of our shipowning subsidiaries, including chartering and insurance. Each of our vessels is registered under the Bahamas, Liberian, Panamanian, Cypriot, Singaporean, Isle of Man, Marshall Islands or Hong Kong flag.

In August 2009, the Company established SeaTeam Management, a ship management company in Singapore. SeaTeam Management is a complement to the external ship management companies currently offering services to the Company and is not a change in the Company's outsourcing strategy. However, we would like to strengthen our position towards our service providers to enhance and secure delivery of high quality service at low cost in the future. SeaTeam Management was certified and received its ISM Document of Compliance by Det Norske Veritas on February 3, 2010 and is an approved ship management company. In addition a crewing company was formally opened in Chennai, India, on January 17, 2010.

Our principal executive offices are located at Par-la-Ville Place, 14 Par-la-Ville Road in Hamilton, Bermuda.

Strategy

Our strategy is to maintain our position as a world-leading operator and charterer of high quality oil tankers. Our principal focus is the transportation of crude oil and its related refined dirty petroleum cargoes for major oil companies and major oil trading companies. We seek to optimize our income and adjust our exposure through actively pursuing charter opportunities whether through time charters, bareboat charters, sale and leasebacks, straight sales and purchases of vessels, newbuilding contracts and acquisitions.

We presently operate VLCCs and Suezmax tankers in the tanker market and OBO carriers in the dry cargo market. Our strategy is to have some fixed charter income coverage for our fleet, predominantly through time charters, and trade the balance of the fleet on the spot market. We focus on minimizing time spent on ballast by "cross trading" our vessels, typically with voyages loading in the Persian Gulf discharging in Northern Europe, followed by a trans-Atlantic voyage to the U.S. Gulf of Mexico and, finally, a voyage from either the Caribbean or West Africa to the Far East/Indian Ocean. We believe that operating a certain number of vessels in the spot market, enables us to capitalize on a potentially stronger spot market as well as to serve our main customers on a regular non term basis. We believe that the size of our fleet is important in negotiating terms with our major clients and charterers. We also believe that our large, high-quality VLCC and Suezmax fleet enhances our ability to obtain competitive terms from suppliers and ship repairers and builders and to produce cost savings in chartering and operations.

Our business strategy is primarily based upon the following principles:

●	emphasizing operational safety and quality maintenance for all of our vessels;

●	complying with all current and proposed environmental regulations;

●	outsourcing technical operations and crewing;

●	continuing to achieve competitive operational costs;

●	operating a modern and homogeneous fleet of tankers;

●	achieving high utilization of our vessels;

●	achieving competitive financing arrangements;

●	achieving a satisfactory mix of term charters, contracts of affreightment and spot voyages; and

●	developing and maintaining relationships with major oil companies and industrial charterers.

We have a strategy of extensive outsourcing, which includes the outsourcing of management, crewing and accounting services to a number of independent and competing suppliers. Our vessels are managed by independent ship management companies. Pursuant to management agreements, each of the independent ship management companies provides operations, ship maintenance, crewing, technical support, shipyard supervision and related services to us. A central part of our strategy is to benchmark operational performance and cost level amongst our ship managers. Independent ship managers provide crewing for our vessels. Currently, our vessels are crewed with Russian, Ukrainian, Croatian, Romanian, Indian and Filipino officers and crews, or combinations of these nationalities. Accounting services for each of our ship-owning subsidiaries are also provided by the ship managers.

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

Customers

During the year ended December 31, 2011, we reported total revenue from one customer of $171 million, which represented 21% of our total consolidated operating revenues. In 2010 and 2009, one customer represented 21% and 22% of our total consolidated operating revenues, respectively. This was the same customer in each year. No other customers represented more than 10% of consolidated operating revenues for the periods presented.

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

Our vessels are subject to both scheduled and unscheduled inspections by a variety of government, quasi-governmental and private organizations including local port authorities, national authorities, harbor masters or equivalents, classification societies, flag state administrations (countries of registry) and charterers. Our failure to maintain permits, licenses, certificates or other approvals required by some of these entities could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels.

We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards.  We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict with certainty the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact, such as the 2010 BP plc Deepwater Horizon oil spill in the Gulf of Mexico, could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization

The International Maritime Organization, or the IMO, is the United Nations agency for maritime safety and the prevention of pollution by ships.  The IMO has adopted several international conventions that regulate the international shipping industry, including but not limited to the International Convention on Civil Liability for Oil Pollution Damage of 1969, generally referred to as CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage, and the International Convention for the Prevention of Pollution from Ships of 1973, or the MARPOL Convention. The MARPOL Convention is broken into six Annexes, each of which establishes environmental standards relating to different sources of pollution: Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI relates to air emissions.

The operation of our vessels is also affected by the requirements contained in the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, promulgated by the IMO under the International Convention for the Safety of Life at Sea of 1974, or SOLAS. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We intend to rely upon the safety management system that our appointed ship managers have developed.

In December 2003, the Marine Environmental Protection Committee of the IMO, or MEPC, adopted amendments to Annex I of the MARPOL Convention, which amendments became effective in April 2005. The amendment revised existing regulation 13G accelerating the phase-out of single hull oil tankers and adopted a new regulation 13H aimed at the prevention of oil pollution from oil tankers carrying heavy grade oil as cargo. Under the revised regulations, single hull oil tankers exceeding 5,000 deadweight tons were required to be phased out (or to meet certain other limited exceptions) no later than April 5, 2005 or the anniversary of the date of delivery of the ship on the date or in the year specified in the following table:

Category of Oil Tankers	Date or Year for Phase Out
Category 1 oil tankers: oil tankers of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do not comply with the requirements for protectively located segregated ballast tanks

April 5, 2005 for ships delivered on April 5, 1982 or earlier; or 2005 for ships delivered after April 5, 1982
Category 2 oil tankers: oil tankers of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do comply with the protectively located segregated ballast tank requirements
and
Category 3 oil tankers: oil tankers of 5,000 dwt and above but less than the tonnage specified for Category 1 and 2 tankers.

April 5, 2005 for ships delivered on April 5, 1977 or earlier
2005 for ships delivered after April 5, 1977 but before
January 1, 1978
2006 for ships delivered in 1978 and 1979
2007 for ships delivered in 1980 and 1981
2008 for ships delivered in 1982
2009 for ships delivered in 1983
2010 for ships delivered in 1984 or later

Under the revised regulations, a flag state may permit continued operation of certain Category 2 or 3 tankers beyond the phase-out date set forth above. The regulations also enable a flag state to allow for some newer single hull oil tankers registered in its country that conform to certain technical specifications to continue operating until the earlier of the anniversary of the date of delivery of the vessel in 2015 or the date on which the vessel reaches 25 years after the date of its delivery, whichever is the earlier date. As described below, certain Category 2 and 3 tankers fitted only with double bottoms or double sides may also be allowed by the flag state to continue operations until their 25th anniversary of delivery. Port states are however permitted to deny entry to such tankers, if the tankers are also operating beyond the anniversary of the date of their delivery in 2015.

The following table summarizes the impact of such regulations on the Company's single hull (SH) and double sided (DS) tankers:

Vessel Name	Vessel type	Vessel Category	Year Built	IMO phase out	Flag state Exemption

Titan Aries (ex-Edinburgh) (1)	VLCC	DS	1993	2018	n/a
Titan Orion (ex-Front Duke) (2)	VLCC	SH	1992	2010	2015
Ticen Ocean (3)	VLCC	SH	1991	2010	2015

 (1)  Agreement reached in September 2011 regarding termination of the lease. Termination expected to occur in the fourth quarter of 2012.
 (2)  Agreement reached in September 2011 regarding termination of the lease. Termination occurred on March 27, 2012.
 (3)  Agreement reached in September 2011 regarding termination of the lease. Termination expected to occur in the third quarter of 2013.

The December 2003 amendments to Annex I of the MARPOL convention, discussed above, adopted a new regulation 13H on the prevention of oil pollution from oil tankers carrying heavy grade oil as cargo ("HGO"), which includes most grades of marine fuel. The new regulation requires, with certain limited exceptions, that single hull oil tankers of 5,000 dwt and above comply with regulation 13F of Annex 1 (setting out a number of requirements aimed at the prevention of oil pollution in the event of collision or stranding) after April 5, 2005, and that single hull oil tankers of 600 dwt and above but less than 5,000 dwt comply with regulation 13F(7)(a) of Annex 1 (requiring certain modifications to smaller tankers in order to prevent pollution in the event of collision or stranding) no later than the anniversary of their delivery in 2008.

Under regulation 13H, HGO means any of the following:

●	crude oils having a density at 15ºC higher than 900 kg/m3;

●	fuel oils having either a density at 15ºC higher than 900 kg/m3 or a kinematic viscosity at 50ºC higher than 180 mm2/s; or

●	bitumen, tar and their emulsions.

Under the regulation 13H, the flag state may allow continued operation of oil tankers of 5,000 dwt and above, carrying crude oil with a density at 15ºC higher than 900 kg/m3 but lower than 945 kg/m3, that conform to certain technical specifications and where, in the opinion of the such flag state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship and provided that the continued operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery.

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

The flag state may also exempt an oil tanker of 600 dwt and above carrying HGO as cargo if the ship is either engaged in voyages exclusively within an area under the flag state's jurisdiction, or if the ship is engaged in voyages exclusively within an area under the jurisdiction of another party to the MARPOL Convention, provided that party agrees. The same applies to vessels operating as floating storage units of HGO.

Any port state, however, can deny entry of single hull tankers carrying HGO which have been allowed to continue operation under the exemptions mentioned above, into the ports or offshore terminals under the port state's jurisdiction, or deny ship-to-ship transfer of HGO in areas under its jurisdiction except when such transfer is necessary for the purpose of securing the safety of a ship or saving life at sea.

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

United States

The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA affects all "owners and operators" whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, imposes liability for cleanup and natural resource damage from the release of hazardous substances (other than oil) whether on land or at sea.  Potentially responisble parties under both OPA and CERCLA, include any person owning, operating or chartering by demise, the vessel.  Accordingly, both OPA and CERCLA impact our operations.

Under OPA, vessel owners and operators are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs.  OPA limits the liability of responsible parties with respect to tankers over 3,000 gross tons to the greater of $3,200 per gross tons or $23.496 million per single hull tanker, and $2,000 per gross ton or $17.088 million per double hull tanker, respectively.  These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct.  The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

OPA permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA. Some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, however, in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA.  Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damage for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies.  There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war.  Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel.  These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations.  The limitation on liability also does not apply if the responsible person fails or refuses to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

OPA and CERCLA have no effect on the availability of damages under existing law, including maritime tort law. We believe that we are in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our vessels call.

OPA and CERCLA both require owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. Under OPA and CERCLA, an owner or operator of more than one tanker is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum liability. We have provided such evidence and received certificates of financial responsibility from the U.S. Coast Guard for each of our vessels required to have one.

Other U.S. Environmental Initiatives

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. Furthermore, many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The United States Environmental Protection Agency, or EPA, has enacted rules requiring a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP. For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in United States waters. The EPA has proposed a draft 2013 VGP to replace the current VGP upon its expiration on December 19, 2013, authorizing discharges incidental to operations of commercial vessels. The draft permit also contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants.

Compliance with the VGP could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other disposal arrangements, and/or otherwise restrict our vessels from entering United States waters. In addition, certain states have enacted more stringent discharge standards as conditions to their required certification of the VGP. We submit NOIs for our vessels where required and do not believe that the costs associated with obtaining and complying with the VGP have a material impact on our operations.

U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters. On March 23, 2012, the U.S. Coast Guard announced that it is amending its regulations on ballast water management by establishing standards on the allowable concentration of living organisms in ballast water discharged from ships in U.S. waters. The revised ballast water standards are consistent with those adopted by the IMO in 2004, and will be effective on or around June 20, 2012.  Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of certain engineering equipment and water treatment systems to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

At the international level, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments in February 2004, or the BWM Convention. The BWM Convention provides for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. To date, there has not been sufficient adoption of this standard for it to take force.  However, Panama may adopt this standard in the relatively near future, which would be sufficient for it to take force.  Upon entry into force of the BWM Convention, mid-ocean ballast exchange would be mandatory, and the cost of compliance could increase for ocean carriers.  Although we do not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on our operations.

The U.S. Clean Air Act, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessels that operate in such port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these requirements. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in each State. Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas are already equipped with vapor recovery systems that satisfy these existing requirements.

European Union

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water.  Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties.  Member States were required to enact laws or regulations to comply with the directive by the end of 2010.  Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained.  The European Union also adopted and then extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses.  The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. However, in July 2011 the MEPC adopted two new sets of mandatory requirements to address greenhouse gas emissions from ships that will enter into force in January 2013. Currently operating ships will be required to develop Ship Energy Efficiency Management Plans, and minimum energy efficiency levels per capacity mile will apply to new ships. These requirements could cause us to incur additional compliance costs. The IMO is also considering the development of market-based mechanisms to reduce greenhouse gas emissions from ships. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels, and in January 2012 the European Commission launched a public consultation on possible measures to reduce greenhouse gas emissions from ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time.

International Labour Organization

The International Labour Organization (ILO) is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (MLC 2006). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 will enter into force one year after 30 countries with a minimum of 33% of the world's tonnage have ratified it. The MLC 2006 has not yet been ratified, but its ratification would require us to develop new procedures to ensure full compliance with its requirements.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security.  On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, came into effect.  To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States.  The regulations also impose requirements on certain ports and facilities, some of which are regulated by the EPA.

Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security.  The new Chapter V became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the ISPS Code.  The ISPS Code is designed to enhance the security of ports and ships against terrorism.  Amendments to SOLAS Chapter VII, made mandatory in 2004, apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code.

To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel's flag state. Among the various requirements are:

●
on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;

●	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

●	the development of vessel security plans;

●	ship identification number to be permanently marked on a vessel's hull;

●
a continuous synopsis record kept onboard showing a vessel's history, including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

●	compliance with flag state security certification requirements.

A ship operating without a valid certificate, may be detained at port until it obtains an ISSC, or it may be expelled from port, or refused entry at port.

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

Our protection and indemnity insurance, or P&I insurance, covers third-party liabilities and other related expenses from, among other things, injury or death of crew, passengers and other third parties, claims arising from collisions, damage to cargo and other third-party property and pollution arising from oil or other substances. Our current P&I insurance coverage for pollution is the maximum commercially available amount of $1.0 billion per tanker per incident and is provided by mutual protection and indemnity associations. Each of the vessels currently in our fleet is entered in a protection and indemnity association which is a member of the International Group of Protection and Indemnity Mutual Assurance Associations. The 13 protection and indemnity associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. The pool provides a mechanism for sharing all claims in excess of $8 million up to, currently, approximately $6.9 billion. As a member of protection and indemnity associations, which are, in turn, members of the International Group, we are subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations and members of the pool of protection and indemnity associations comprising the International Group.

Our hull and machinery insurance covers actual or constructive total loss from covered risks of collision, fire, heavy weather, grounding and engine failure or damages from same. Our war risks insurance covers risks of confiscation, seizure, capture, vandalism, sabotage and other war-related risks. Our loss-of-hire insurance covers loss of revenue at $23,000 per day for Suezmax tankers and $30,000 per day for VLCCs for not less than 90 days resulting from an accident covered by the terms of our hull and machinery insurance for each of our vessels, with a fourteen day deductible for OBO carriers and a 60 day deductible for all other Suezmax tankers and VLCCs.

C.  ORGANIZATIONAL STRUCTURE

See Exhibit 8.1 for a list of our significant subsidiaries.

D.  PROPERTY, PLANTS AND EQUIPMENT

The Company's Vessels

The following table sets forth the fleet that we operated as of December 31, 2011 (including contracted newbuildings not yet delivered):

Vessel	Built	Approximate Dwt.	Construction	Flag	Type of Employment

Tonnage Owned Directly

VLCCs
Ulriken (ex-Antares Voyager)	1998	310,000	Double-hull	BA	Spot market
Phoenix Voyager	1999	308,500	Double-hull	BA	Bareboat charter
Pioneer (ex-British Pioneer)	1999	307,000	Double-hull	IoM	Spot market
British Pride	2000	307,000	Double-hull	IoM	Bareboat charter
British Progress	2000	307,000	Double-hull	IoM	Bareboat charter
British Purpose	2000	307,000	Double-hull	IoM	Bareboat charter

Suezmax Tankers
Front Alfa (1)	1993	150,038	Double-hull	MI	Spot market
Cygnus Voyager (2)	1993	157,000	Double-hull	BA	Bareboat charter
Altair Voyager (2)	1993	136,000	Double-hull	BA	Bareboat charter
Sirius Voyager (2)	1994	156,000	Double-hull	BA	Bareboat charter
Hull 1161 (Newbuilding)	2013	157,000	Double-hull	n/a	n/a
Hull 1162 (Newbuilding)	2013	157,000	Double-hull	n/a	n/a

Tonnage Chartered in from Ship Finance VLCCs
Ticen Ocean (3)	1991	284,000	Single-hull	PAN	Bareboat charter
Titan Orion (ex-Front Duke) (4)	1992	284,000	Single-hull	SG	Bareboat charter
Titan Aries (ex-Edinburgh) (5)	1993	302,000	Double-side	LIB	Bareboat charter
Front Vanguard	1998	300,000	Double-hull	MI	Spot market
Front Century	1998	311,000	Double-hull	MI	Spot market
Front Champion	1998	311,000	Double-hull	BA	Spot market
Ovatella	1999	300,000	Double-hull	IoM	Spot related time charter
Golden Victory	1999	300,000	Double-hull	MI	Time charter
Front Circassia	1999	306,000	Double-hull	MI	Spot market
Front Opalia	1999	302,000	Double-hull	MI	Spot market
Ocana	1999	300,000	Double-hull	IoM	Spot related time charter
Front Scilla	2000	303,000	Double-hull	MI	Spot market
Oliva	2001	299,000	Double-hull	IoM	Spot related time charter
Front Serenade	2002	299,000	Double-hull	LIB	Spot related time charter
Otina	2002	298,000	Double-hull	IoM	Spot related time charter
Ondina	2002	299,000	Double-hull	IoM	Spot related time charter
Front Falcon	2002	309,000	Double-hull	BA	Spot market
Front Page	2002	299,000	Double-hull	LIB	Spot related time charter
Front Energy	2004	305,000	Double-hull	CYP	Spot market
Onoba	2004	305,000	Double-hull	CYP	Spot related time charter

Suezmax OBO Carriers
Front Driver	1991	169,000	Double-hull	MI	Time charter
Front Guider	1991	169,000	Double-hull	SG	Time charter
Front Climber	1991	169,000	Double-hull	SG	Time charter
Front Rider	1992	169,000	Double-hull	SG	Time charter
Front Viewer	1992	169,000	Double-hull	SG	Time charter

Suezmax Tankers
Front Pride	1993	150,000	Double-hull	MI	Spot market
Front Glory	1995	150,000	Double-hull	MI	Spot market
Front Splendour	1995	150,000	Double-hull	MI	Spot market
Front Ardenne	1997	150,000	Double-hull	MI	Spot related time charter
Front Brabant	1998	150,000	Double-hull	MI	Time charter
Mindanao	1998	150,000	Double-hull	SG	Spot related time charter

Tonnage Chartered in from Third Parties
VLCCs
Front Tina	2000	299,000	Double-hull	LIB	Spot market
Front Commodore	2000	299,000	Double-hull	LIB	Spot market
Hampstead (6)	1996	298,000	Double-hull	MI	Spot market
Gulf Eyadah (ex-Front Shanghai)	2006	299,000	Double-hull	PAN	Spot market
DHT Eagle (ex-Front Eagle)	2002	309,000	Double-hull	MI	Spot market

Suezmax Tankers
Front Melody	2001	150,000	Double-hull	LIB	Spot market
Front Symphony	2001	150,000	Double-hull	LIB	Spot market

Tonnage under Commercial Management VLCCs
Front Chief	1999	311,000	Double-hull	BA	Spot market
Front Commander	1999	311,000	Double-hull	BA	Spot market
Front Crown	1999	311,000	Double-hull	BA	Spot market
Front Kathrine	2009	297,974	Double-hull	MI	Spot market
Front Queen	2009	297,000	Double-hull	MI	Spot market
Front Eminence	2009	321,300	Double-hull	MI	Time charter
Front Endurance	2009	321,300	Double-hull	MI	Spot market
Front Cecilie	2010	297,000	Double-hull	HK	Spot market
Front Signe	2010	297,000	Double-hull	HK	Spot market
Mayfair	1995	298,000	Double-hull	MI	Bareboat charter
Kensington	1995	298,000	Double-hull	MI	Spot market
Titan Venus (ex-Camden)	1995	298,000	Double-hull	MI	Bareboat charter

Suezmax Tankers
Front Warrior	1998	153,000	Double-hull	BA	Spot market
Northia	2010	156,000	Double-hull	MI	Spot related time charter
Naticina	2010	156,000	Double-hull	MI	Spot related time charter
Front Odin	2010	156,000	Double-hull	MI	Spot market
Front Njord	2010	156,000	Double-hull	HK	Spot market

(1) Vessel was sold in March 2012.
(2) Vessel is owned by a wholly-owned subsidiary, which is accounted for under the equity method.
(3) Agreement reached in September 2011 regarding termination of the lease. Termination expected to occur in the third quarter of 2013.
(4) Agreement reached in September 2011 regarding termination of the lease. Termination occurred on March 27, 2012.
(5) Agreement reached in September 2011 regarding termination of the lease. Termination expected to occur in the fourth quarter of 2012.
(6) Vessel was redelivered in April 2012 at which time the Company assumed its commercial management.

Our chartered in fleet is contracted to us under leasing arrangements with fixed terms of between two and fifteen years. Lessors have fixed options to sell four of these vessels to us at the end of the lease period. Four of the lease agreements may not be terminated by us without the agreement of the end-user of the vessel.

Key to Flags:

BA – Bahamas, IoM – Isle of Man, LIB - Liberia, PAN – Panama,  SG - Singapore, MI – Marshall Islands, CYP – Cyprus, HK – Hong Kong.

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

ITEM 4A.  UNRESOLVED STAFF COMMENTS

None.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

Overview

The following discussion should be read in conjunction with Item 3, "Selected Financial Data", Item 4, "Information on the Company" and our audited Consolidated Financial Statements and Notes thereto included herein.

As of December 31, 2011, our tanker and OBO fleet consisted of 48 vessels, including nine vessels owned through ITCL.  The fleet consists of 31 VLCCs which are either owned or chartered in, 12 Suezmax tankers which are either owned or chartered in and five Suezmax OBO carriers, which are chartered in. We also had two Suezmax newbuildings on order, and 12 VLCCs and five Suezmax tankers under our commercial management.

A full fleet list is provided in Item 4.D. "Information on the Company" showing the vessels that we currently own and charter-in.

Fleet Changes

Refer to Item 4 for discussion on acquisitions and disposals of vessels. A summary of our fleet changes for the years ended December 31, 2011, 2010 and 2009 is as follows:

	2011	2010	2009
VLCCs
At start of period	44	41	40
Acquisitions	1	4	2
Dispositions	(10)	(2)	(1)
Chartered in	(4)	1	—
At end of period	31	44	41

Suezmax
At start of period	21	27	29
Acquisitions	—	4	—
Dispositions	(8)	(1)	—
Chartered in	(1)	(9)	(2)
At end of period	12	21	27

Suezmax OBOs
At start of period	8	8	8
Acquisitions	—	—	—
Dispositions	(3)	—	—
Chartered in	—	—	—
At end of period	5	8	8

Total fleet
At start of period	73	76	77
Acquisitions	1	8	2
Dispositions	(21)	(3)	(1)
Chartered in	(5)	(8)	(2)
At end of period	48	73	76

Summary of Fleet Employment

As discussed below, our vessels are operated under time charters, bareboat charters, voyage charters, pool arrangements and COAs.

	As of December 31,
	2011		2010		2009
	Number of vessels	Percentage of fleet	Number of vessels	Percentage of fleet	Number of vessels	Percentage of fleet
VLCCs
Spot or pool	15	48%	22	50%	14	34%
Spot related time charter	8	26%	8	18%	7	17%
Time charter	1	3%	5	12%	12	29%
Bareboat charter	7	23%	9	20%	8	20%
Total	31	100%	44	100%	41	100%

Suezmax
Spot or pool	6	50%	14	67%	19	70%
Spot related time charter	2	17%	3	14%	-	-
Time charter	1	8%	1	5%	5	19%
Bareboat charter	3	25%	3	14%	3	11%
Total	12	100%	21	100%	27	100%

Suezmax OBOs
Time charter	5	100%	8	100%	8	100%
Total	5	100%	8	100%	8	100%

Total fleet
Spot or pool	21	44%	36	50%	33	43%
Spot related time charter	10	21%	11	15%	7	9%
Time charter	7	15%	14	19%	25	33%
Bareboat charter	10	20%	12	16%	11	15%
Total	48	100%	73	100%	76	100%

Market Overview and Trend Information

Tanker Market

The tanker market in 2011 was characterized by conflicts in Libya and the Middle-East, increasing demand for Suezmax transportation in areas such as the Mediterranean Sea. The market experienced decreased demand for transatlantic Suezmax movements mainly driven by U.S. refinery closedowns. This was partly offset by increased demand for crude oil and fuel oil in the eastern hemisphere from West Africa and the European continent, respectively.

In addition, the market increased above breakeven rates for a short period in February when there was political unrest in the Middle East, however, the year was dominated by an oversupply of vessels. In the fourth quarter of 2011, there was an increase in demand for oil and crude transportation which, coupled with an increase in imports to China from new regions demanding higher ton-miles, resulted in a slightly better finish to the year than initially anticipated.

According to industry sources, the average TCE rate for a modern VLCC was $22,100 per day in 2011. The first quarter of the year averaged $33,600 per day, which was the best quarter of the year. For the second, third and fourth quarter the average earnings were $22,200, $11,400 and $23,000 per day, respectively.

According to industry sources, the average TCE rate for a modern Suezmax tanker was $17,200 per day in 2011. The first half of the year started with average earnings of $24,000 per day in the first quarter and $15,500 per day in the second quarter. The second half of the year returned lower earnings per day in the third quarter primarily due to the high availability of tonnage. Consequently the average TCE for the third and the fourth quarter was $10,000 and $21,000 per day, respectively.

The VLCC fleet increased by approximately 10% in 2011 to 594 vessels. Throughout 2011, a total of 59 new vessels were delivered to owners and eight new orders were placed. The total order book consisted of 123 vessels at the end of 2011, representing approximately 21% of the existing fleet.

The Suezmax tanker fleet increased by approximately 9% in 2011 to 446 vessels. Throughout 2011, a total of 43 new vessels were delivered to owners and 11 new orders were placed. The total order book consisted of 114 vessels at the end of 2011, representing approximately 26% of the existing fleet.

According to industry sources, in 2011 79 VLCCs and 62 Suezmax tankers were delivered, which was a 25% and 33% slippage for the year, respectively, and the trend is expected to continue throughout 2012.

Throughout 2012, it is estimated that 54 new VLCCs and 58 new Suezmax tankers will enter the market, including nine VLCCs and 18 Suezmax tankers in the first quarter. The phase-out program for single hull vessels has not yet been completed and the single hull fleet is currently comprised of 27 single hull VLCCs and nine single hull Suezmax tankers.

According to the February 2012 report from the International Energy Agency, or IEA, average OPEC production was estimated at 30 million barrels per day in 2011. The expected 2012 OPEC production output figure has not yet been published by the IEA. However, the IEA estimates a production figure of about 30.9 million barrels per day for January 2012, which is approximately 390,000 barrels per day more compared to the production output in the fourth quarter of 2011.

The IEA further estimates that the average world oil demand was 89.07 million barrels per day in 2011, which represents an increase of 0.8% or 740,000 barrels per day from 2010. For 2012, the world oil demand is estimated at 89.9 million barrels per day, representing an increase of 0.9% or 830,000 barrels per day from 2011.

The bunker (vessel fuel oil) market followed movements in the oil market closely in 2011. The average bunker price in Fujairah and Philadelphia was $649 per metric ton and $657 per metric ton in 2011, respectively, which represented an increase of $183 per metric ton and $178 per metric ton, respectively, from 2010.

According to the 'World Economic Outlook - Update' published by The International Monetary Fund, or IMF, in February 2012, World Output, or GDP, increased 3.8% in 2011, which was less than the 5.2% increase in 2010. For 2012 and 2013 the IMF forecasts World GDP growth of 3.3% and 3.9%, respectively.

Dry bulk Market

Dry bulk analysts have been focused on the order book and potential oversupply of dry bulk vessels. In 2011, more than 1,100 vessels entered the market, of which, 250 were Capesizes and 290 Panamaxes. Approximately one vessel from each segment entered the market every working day last year. At the beginning of 2011, the official order book projected that as much as 140 million deadweight ton ("mdwt") was scheduled to be delivered during 2011. This represented as much as 25% of the existing fleet in January 2011. Similar to the trends of 2009 and 2010, a combination of delays, cancellations and restructuring of contracts resulted in a delivery ratio of 67% compared to the official order book. Forecasters question the quality of the input to the official order book, which does not account for cancellations that are not reported. In addition, the ambitious plans of many so called "green field" yards have not been realistic. Scrapping, which is mainly a function of the spot market, was at a historic high in 2011. Almost 25 mdwt was scrapped and the average age of the vessels being scrapped was the lowest since 2003. Consequently, the net fleet growth was 77 mdwt or close to 14% of the existing fleet.

Despite historically high scrapping, vessel supply continued to increase. For the smaller size vessels, earnings were relatively flat throughout the year, while Capesize earnings were split with considerably higher returns in the second half compared to the first half of 2011. Factors that affected the market in the first half of 2011 include adverse weather in Australia and flooding and bad weather conditions in general in the southern hemisphere, the earthquake and devastating tsunami in Japan, and a high influx of newbuildings, which takes place at the beginning of every calendar year. Overall, it is believed that the average utilization of the dry bulk fleet during 2011 was around 85%.

The increase in ton mile demand was close to 10%, while volume growth on its own was less than 6%. Other elements stabilizing the balance were slow steaming, congestion and Chinese coastal trade. Since the start of the dry bulk super cycle in 2003 it has been all about the China story. China has accounted for about 95% of incremental growth and the dependence on Chinese growth will remain the same in the coming years. In 2011, dry bulk imports to China increased by 21.5% and in four months last year monthly imports of all dry bulk commodities exceeded 100 million metric tons.

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

Expenses relating to the amendement of a charter party contract are recognized over the remaining period of the contract.

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

On July 1, 2009, the Company effected a change in estimate related to the estimated scrap rate for all of its owned vessels and for leased vessels where the Company has an interest in the residual value. The scrap rate was amended from an average of $222 per lightweight ton to $281 per lightweight ton for VLCCs and from an average of $378 per lightweight ton to $281 per lightweight ton for Suezmax tankers. The resulting change in salvage values has been applied prospectively and reduced depreciation by approximately $0.1 million for the six months ended December 31, 2009. This change also resulted in an increase in net income of approximately $0.1 million with no impact in earnings per share for the year ended December 31, 2009. The Company's assumptions used in the determination of estimated salvage value took into account then current scrap prices, the historic pattern of scrap rates over the ten years ended December 31, 2008, estimated changes in future market demand for scrap steel and estimated future demand for vessels. Management believes that $281 per lightweight ton is a reasonable estimate of future scrap prices, taking into consideration the cyclicality of the nature of future demand for scrap steel. Although management believes that the assumptions used to determine the scrap rate are reasonable and appropriate, such assumptions are highly subjective, in part, because of the cyclicality of the nature of future demand for scrap steel.

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

In developing estimates of future cash flows, the Company must make assumptions about future performance, with significant assumptions being related to charter rates, ship operating expenses, utilization, drydocking requirements, residual value and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations. Specifically, in estimating future charter rates, management takes into consideration rates currently in effect for existing time charters and estimated daily time charter equivalent rates for each vessel class for the unfixed days over the estimated remaining lives of each of the vessels. The estimated daily time charter equivalent rates used for unfixed days are based on a combination of (i) trading exchange forecasts, and (ii) the trailing 20-year historical average rates, based on quarterly average rates published by a third party maritime research service. Recognizing that the transportation of crude oil is cyclical and subject to significant volatility based on factors beyond the Company's control, management believes the use of estimates based on the combination of internally forecasted rates and 20-year historical average rates calculated as of the reporting date to be reasonable.

Estimated outflows for operating expenses and drydocking requirements are based on historical and budgeted costs and are adjusted for assumed inflation. Finally, utilization is based on historical levels achieved and estimates of a residual value are consistent with the pattern of scrap rates used in management's evaluation of salvage value.

The more significant factors that could impact management's assumptions regarding time charter equivalent rates include (i) loss or reduction in business from significant customers, (ii) unanticipated changes in demand for transportation of crude oil and dry bulk cargoes, (iii) changes in production of or demand for oil, generally or in particular regions, (iv) greater than anticipated levels of tanker newbuilding orders or lower than anticipated levels of tanker scrappings, and (v) changes in rules and regulations applicable to the tanker industry, including legislation adopted by international organizations such as IMO and the EU or by individual countries. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate at the time they were made, such assumptions are highly subjective and likely to change, possibly materially, in the future. There can be no assurance as to how long charter rates and vessel values will remain at their current low levels or whether they will improve by a significant degree. If charter rates were to remain at depressed levels future assessments of vessel impairment would be adversely affected.

During the third quarter of 2011, the Company identified five double hull Suezmax tankers built between 1992 and 1996 where they believed that future cash flows for each vessel was less than the carrying value and therefore not fully recoverable. The impairment loss recorded is equal to the difference between the asset's carrying value and estimated fair value. Four of these vessels were disposed of during the fourth quarter of 2011 and one during 2012

Our Fleet – Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels

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

Our estimates of basic market value assume that our vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified in class without notations of any kind. Our estimates are based on the estimated market values for our vessels that we have received from independent shipbrokers and are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future basic market value of our vessels or prices that we could achieve if we were to sell them.

The table set forth below indicates the carrying value of each of our owned vessels as of December 31, 2011. We believe that the future undiscounted cash flows expected to be earned by those vessels, which have experienced a decline in charter-free market value below such vessels' carrying value, over their operating lives would exceed such vessels' carrying values as of December 31, 2011, and accordingly, have not recorded an impairment charge. As of December 31, 2011, and the date of this annual report, we were not holding any of the vessels listed in the table below as held for sale.

Vessel	Built	Approximate Dwt.	Carrying Value ($ millions)
VLCCs (1)
Ulriken (ex-Antares Voyager)	1998	310,000	46.5
Phoenix Voyager	1999	308,500	47.6
Pioneer (ex-British Pioneer)	1999	307,000	49.4
British Progress	2000	307,000	51.0
British Pride	2000	307,000	52.4
British Purpose	2000	307,000	51.6
Suezmax Tanker
Front Alfa (2)	1993	150,038	11.9

(1)
The Cygnus Voyager, Altair Voyager and Sirius Voyager have not been included in the table as we have determined that we are not the primary beneficiary of the subsidiaries, which own these vessels and these subsidiaries are accounted for under the equity method.

(2)	Vessel was sold in March 2012 and the Company recognized a loss of $2.1 million in the first quarter of 2012.

We believe the basic charter-free market value for each of the seven vessels in the table above is lower than the vessel's carrying value. We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by $114.1 million. We refer you to the risk factor entitled "Because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels which may adversely affect our earnings" and the discussion herein under the heading "Business Overview".

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

When the terms of a lease are modified, other than by renewing the lease or extending its term, the lease is reassessed as if the new terms where in place at inception of the lease. If this results in a different classification of the lease then the modification is considered a new agreement and accounted for as such from the date the modification came into effect. If the provisions of a capital lease are changed in a way that changes the amount of the remaining minimum lease payments, the present balances of the asset and the obligation are adjusted by an amount equal to the difference between the present value of the future minimum lease payments under the revised or new agreement (computed using the interest rate used to recognize the lease initially) and the present balance of the obligation. Where the provisions of a capital lease contain a floating rate element, such as an index linked rate of hire, then the minimum lease payments are assumed to equal the index at inception of the lease. Any variations in the index, and therefore the payments made, are accounted for as contingent rentals and are taken to the statement of operations in the period in which they become payable or receivable.

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

Factors Affecting our Results

The principal factors which affect our results of operations and financial position include:

●	the earnings of our vessels;

●	gains and losses from the sale of assets and amortization of deferred gains;

●	vessel operating expenses;

●	impairment losses on vessels;

●	profit share expense;

●	administrative expenses;

●	depreciation;

●	interest expense;

●	impairment of securities.

We have derived our earnings from bareboat charters, time charters, voyage charters and pool arrangements. As of December 31, 2011, 2010 and 2009, 21, 36 and 34, respectively, of our vessels operated in the voyage charter market. The tanker industry has historically been highly cyclical, experiencing volatility in profitability, vessel values and freight rates. In particular, freight and charter rates are strongly influenced by the supply of tanker vessels and the demand for oil transportation services.

Gains and losses from the sale of assets and amortization of deferred gains includes gains or losses from the sale of vessels, sale of subsidiaries, gains from the termination of leases, and the amortization of deferred gains.

Operating costs are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, drydockings, lubricating oils and insurance.

An impairment loss on a vessel, equal to the difference between the vessel's carrying value and fair value, is recognized when the estimated future net undiscounted cash flows are less than the carrying value of the vessel.

Profit share expense relates to the amounts due to Ship Finance, which are based on 20% of the excess of vessel revenues earned by the Company over the base hire paid to Ship Finance for chartering in the vessels. This profit share expense will increase to 25% beginning on January 1, 2012.

Administrative expenses are comprised of general corporate overhead expenses, including personnel costs, property costs, legal and professional fees and other general administrative expenses. Personnel costs include, among other things, salaries, pension costs, fringe benefits, travel costs and health insurance.

Depreciation, or the periodic costs charged to our income for the reduction in usefulness and long-term value of our vessels, is also related to the number of vessels we own or lease. We depreciate the cost of vessels we own, less their estimated residual value, over their estimated useful life on a straight-line basis. We depreciate the cost of vessels held under capital lease over the term of the lease. No charge is made for depreciation of vessels under construction until they are delivered.

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

Lack of Historical Operating Data for Vessels before their Acquisition

Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, there is no historical financial due diligence process when we acquire vessels. Accordingly, we do not obtain the historical operating data for the vessels from the sellers because that information is not material to our decision to make acquisitions, nor do we believe it would be helpful to potential investors in our Ordinary Shares in assessing our business or profitability. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel's classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller's technical manager and the seller is automatically terminated and the vessel's trading certificates are revoked by its flag state following a change in ownership.

Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or without charter) as the acquisition of an asset rather than a business. Although vessels are generally acquired free of charter, we have agreed to acquire (and may in the future acquire) some vessels with time charters. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter. It is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer's entering into a separate direct agreement with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter, because it is a separate service agreement between the vessel owner and the charterer. When we purchase a vessel and assume a related time charter, we must take the following steps before the vessel will be ready to commence operations:

●	obtain the charterer's consent to us as the new owner;

●	obtain the charterer's consent to a new technical manager;

●	in some cases, obtain the charterer's consent to a new flag for the vessel;

●	arrange for a new crew for the vessel;

●	replace all hired equipment on board, such as gas cylinders and communication equipment;

●	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

●	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

●	implement a new planned maintenance program for the vessel; and

●	ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

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

Year ended December 31, 2011 compared with the year ended December 31, 2010

Total operating revenues and voyage expenses and commission
			Change
(in thousands of $)	2011	2010	$	%
Voyage charter revenues	510,808	708,008	(197,200)	(27.9)
Time charter revenues	231,224	365,159	(133,935)	(36.7)
Bareboat charter revenues	47,101	71,370	(24,269)	(34.0)
Other income	20,969	20,678	291	1.4
Total operating revenues	810,102	1,165,215	(355,113)	(30.5)

Voyage charter revenues decreased in 2011 compared to 2010 primarily due to the following reasons:

●	A decrease in the average TCE rates for double hull VLCCs and double hull Suezmax tankers from $36,800 and $24,300 in 2010, respectively, to $20,200 and $12,600 in 2011, respectively.

●
Six vessels moved to time charters and two vessels moved to bareboat charters in 2011, which together with the impact of the reduction in average TCE rates resulted in a decrease in voyage charter revenues of $156.5 million.

●	Pool earnings decreased by $14.5 million primarily due to weaker market conditions.

●
Trading days decreased in 2011 as a result of the sale of four Suezmax tankers and one VLCC. In addition, two VLCCs and one Suezmax tanker that were chartered in by the Company were redelivered to their owners in 2011. As a result, revenues decreased by $38.5 million compared to 2010.

●	The redelivery of all NATS vessels chartered in by the Company in 2010 on floating rate charters accounted for an additional $54.8 million decrease in revenue compared to 2010.

●
Demurrage income, which is classified as voyage charter revenue, decreased by $9.6 million during 2011 primarily due to a decrease in the number of vessels trading in the spot market during 2011 and a weaker market.

These factors were partially offset by;

●	An increase in voyage charter revenues of $40.0 million during 2011 due to two Suezmax tankers and three VLCCs, which were delivered in 2010, trading for a full year in 2011.

●	One VLCC moved from time charter and two vessels moved from bareboat charters during 2011, which increased voyage charter revenues by $36.7 million.

Time charter revenues decreased in 2011 compared to 2010 primarily due to the following reasons:

●	The leases on three OBO carriers were terminated in 2011 resulting in a decrease in time charter revenues of $33.4 million.

●
The rates on four OBO carrier time charters were reduced during 2011 resulting in a decrease in time charter revenues of $19.3 million. This was offset by revenue of one OBO carrier increasing by $2.5 million as a result of the vessel being drydocked in 2010 and trading for a full year in 2011 at a higher charter rate.

●
In 2011, lower TCE rates combined with nine vessels moving from time charters to voyage charters (offset by four vessels moving from voyage charters to time charters) led to a reduction of $70.6 million in time charter revenues.

Bareboat revenues decreased in 2011 compared to 2010 primarily due to the following reasons:

●
Two of the double hull vessels owned by ITCL were redelivered from bareboat charters in December 2010 and January 2011, respectively, and both vessels were traded in the spot market during 2011, which decreased bareboat revenues by $16.9 million in 2011.

●	The lease for the single hull vessel, Ticen Sun, was terminated in March 2011 reducing bareboat revenue by $6.4 million.

●	In 2010 and 2011 the bareboat rates for three of the ITCL double hull VLCCs were reduced, which decreased bareboat revenues by $2.1 million in 2011.

These factors were partially offset by:

●	Two single hull VLCCs trading for the full year on bareboat charters, which increased revenues by $1.7 million in 2011.

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

(in $ per day)	2011	2010	2009	2008	2007
VLCC	22,800	35,900	38,300	74,500	45,700
Suezmax	14,100	25,800	25,300	55,200	33,000
Suezmax OBO	36,700	47,400	43,000	43,500	39,700

(Loss) gain on sale of assets and amortization of deferred gains
			Change
(in thousands of $)	2011	2010	$	%
Net (loss) gain on lease terminations	(21,780)	5,924	(27,704)	(467.7)
Loss on sale of SPCs to Frontline 2012	(306,972)	-	(306,972)	n/a
Net gain on sale of assets	9,271	95	9,176	n/a
Amortization of deferred gains	11,653	24,916	(13,263)	(53.2)
Other	(66)	-	(66)	n/a
	(307,894)	30,935	(338,829)	(1,094.5)

The net loss on lease terminations in 2011 includes (i) a loss of $27.1 million resulting from the termination of the long-term charter party agreements for Front Striver, Front Leader and Front Breaker, and (ii) a gain of $5.3 million resulting from the termination of the charter party agreements for Front Ace and Ticen Sun (ex-Front Highness). The net gain on lease terminations in 2010 represents the gain resulting from the termination of the charter party agreements for Front Vista (renamed Dewi Maeswara) and Golden River.

The loss on sale of SPCs to Frontline 2012 relates to the sale in December 2011 of 15 SPCs, which together owned six double hull VLCCs (including one on time charter), four double hull Suezmax tankers and five newbuilding contracts.

The net gain on sale of vessels in 2011 represents the gain resulting from the sales and lease backs of the Front Shanghai (renamed Gulf Eyadah) and the Front Eagle (renamed DHT Eagle). The net gain on sale of vessels in 2010 represents the gain resulting from the sale of the Front Voyager.

The amortization of deferred gains in 2011 represents the amortization of the deferred gains resulting from the sales and lease backs of the Front Shanghai (renamed Gulf Eyadah) and the Front Eagle (renamed DHT Eagle). A gain of $17.4 million resulting from these two sale and leaseback transactions has been deferred at December 31, 2011, and will be recognized over the remaining periods of the charters. The amortization of deferred gains in 2010 represents the amortization of deferred gains following the termination of the capital leases relating to Front Crown, Front Commander and Front Chief. This represents the full amortization of the gain.

Ship operating expenses
			Change
(in thousands of $)	2011	2010	$	%
VLCC	95,960	100,645	(4,685)	(4.7)
Suezmax	63,172	63,314	(142)	(0.2)
Suezmax OBO	27,878	31,720	(3,842)	(12.1)
Total ship operating expenses	187,010	195,675	(8,665)	(4.4)

Ship operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, drydockings, lubricating oils and insurance.

VLCC operating costs decreased in 2011 compared to 2010 primarily due to the following reasons:

●	One double hull vessel was drydocked in 2011 compared with three double hull vessels in 2010, which resulted in a decrease of $2.9 million in drydocking expenses.

●	The lease for one single hull vessel was terminated in February 2011. This reduced operating costs by $2.4 million.

●	The sale and leaseback of two double hull VLCCs in January and May 2011 reduced operating costs by $4.8 million.

●	One single hull vessels was sold in 2010 and three vessels were transferred to bareboat charters in 2010, resulting in a $3.5 million decrease in operating costs in 2011.

These factors were partially offset by:

●	The delivery of four double hull vessels in 2010, which operated for a full year in 2011 increasing operating costs by $5.9 million.

●
Two of the double hull vessels owned by ITCL were redelivered from bareboat charters in December 2010 and January 2011, respectively, and both vessels were traded in the spot market during 2011, which increased operating expenses by $5.7 million in 2011.

●	Operating costs also increased due on luboils, management and service fees by $1.3 million though this was offset by a decrease in crew expenses of $3.1 million on the prior year.

Suezmax operating costs decreased in 2011 compared to 2010 primarily due to the following reasons:

●	A decrease in drydocking costs of $1.1 million.

●	The sale of the last single hull Suezmax in April 2010, which reduced operating costs by $0.7 million in 2011.

●	Four of the double hull vessels sold in December 2011 reduced operating costs by $1.5 million.

These factors were partially offset by:

●	Four Suezmax newbuildings were delivered during 2010 and operated for the full year in 2011, increasing operating costs by $3.6 million.

OBO operating costs decreased in 2011 compared to 2010 primarily due to the termination of three charter parties during 2011, which reduced operating costs by $4.5 million partially offset by an increase in drydocking costs of $1.2 million. Three OBO carriers were drydocked in 2011, compared with two in 2010.

Profit share expense
			Change
(in thousands of $)	2011	2010	$	%
Profit share expense	482	30,566	(30,084)	(98.4)

Profit share expense relates to the vessels leased from Ship Finance and is calculated as 20% of TCE in excess of daily base charter hire. Profit share expense decreased in 2011 as a result of the reduced earnings from the vessels leased in from Ship Finance and a reduction in the numbers of those vessels.

Charter hire expenses
			Change
(in thousands of $)	2011	2010	$	%
Charterhire expenses	65,601	134,551	(68,950)	(51.2)

Number of vessels chartered in and accounted for as operating leases:	2011	2010
VLCC	8	12
Suezmax	1	17
Total	9	29

Charterhire expenses decreased in 2011 compared to 2010 primarily due to the redelivery of 15 Suezmax tankers on December 31, 2010 that were previously chartered in on floating rate charters from NATS. This reduced charter hire expense by $54.8 million in 2011. In addition, one Suezmax tanker and seven VLCCs, which were chartered in under operating leases were redelivered to the owners in 2011, which reduced charter hire expense by $23.4 million. Two VLCCs were sold and leased back during 2011, which increased charter hire expenses by $17.4 million in 2011.

Administrative expenses
			Change
(in thousands of $)	2011	2010	$	%
Administrative expenses	35,886	31,883	4,003	12.6

The increase in administrative expenses in 2011 is primarily attributable to a $2.4 million increase in personnel costs resulting from an increase in headcount, foreign exchange movements and increased pension contributions. In addition, SeaTeam Management, our majority owned subsidiary that was established in 2010 to provide technical management services to us, traded for the whole year and continued to expand its portfolio of vessels under management resulting in an increase in administrative costs of $1.2 million in 2011.

Impairment and depreciation

			Change
(in thousands of $)	2011	2010	$	%
Depreciation	195,597	212,851	(17,254)	(8.1)
Impairment loss	121,443	-	121,443	n/a

Depreciation decreased in 2011 compared to 2010 primarily due to the termination of leases in 2011 and 2010 relating to vessels held under capital lease, which reduced depreciation by $19.9 million and the sale of four Suezmax tankers and one VLCC in 2011 and the impact of the sale of one Suezmax tanker in 2010, which reduced depreciation by $6.7 million. These factors were partially offset by an increase in depreciation of $10.3 million attributable to the delivery of four Suezmax tankers and four VLCCs during 2010, for which a full year's depreciation was charged in 2011.

The impairment loss relates to five double hull Suezmax tankers. Four of these vessels were sold in the fourth quarter of 2011. The remaining vessel was sold in the first quarter of 2012.

Interest income
			Change
(in thousands of $)	2011	2010	$	%
Interest income	3,958	13,432	(9,474)	(70.5)

Interest income decreased in 2011 primarily as a result of the utilization of restricted cash balances in the ITCL group to settle one capital lease, which reduced interest income by $5.5 million. In addition two guaranteed investment contracts held by ITCL were terminated in December 2010 and January 2011, which resulted in a decrease in interest income of $3.6 million.

Interest expense
			Change
(in thousands of $)	2011	2010	$	%
Interest expense	141,497	149,918	(8,421)	(5.6)

Interest expense comprises three elements. Finance lease interest expense, which decreased by $18.9 million in 2011 due to the termination of five leases in 2011 relating to vessels held under capital lease. Bank loan interest expense, which increased by $5.0 million during 2011 as a result of higher average borrowings in 2011. Amortization of deferred charges, which increased by $5.5 million in 2011 largely as a result of the write-off of deferred charges following the sale of 15 SPCs to Frontline 2012 and the assumption by Frontline 2012 of bank debt in the amount of $666.3 million.

Equity losses of unconsolidated subsidiaries and associated companies
			Change
(in thousands of $)	2011	2010	$	%
Share of results of associated companies	(600)	(515)	(85)	16.5

As of December 31, 2011, we accounted for six investees compared to four for 2010, under the equity method.

Other
			Change
(in thousands of $)	2011	2010	$	%
Foreign currency exchange gains	106	622	(516)	(83.0)
Mark to market of derivatives	390	(19)	409	2152.6
Impairment of securities	-	(9,425)	9,425	n/a
Loss on sale of securities	(3,355)	-	(3,355)	n/a
Dividends received, net	113	(278)	391	140.7
Other non-operating items, net	12,005	2,411	9,594	397.9

Impairment of securities in 2010 relates to the other-than-temporary impairment recorded against securities held in OSG. The securities were written down to fair value of $49.9 million as of December 31, 2010 resulting in an impairment loss of $9.4 million. The securities were sold in January 2011 with a further loss of $3.4 million being realized on the sale.

Dividends received in 2010 includes a write-off of $2.1 million relating to dividends receivable from Navig8 Limited, or Navig8, an international shipping company specializing in product tankers. The Company's investment in Navig8 was sold in 2010.

Other non-operating items, net in 2011 includes a gain of $8.8 million arising on the termination of a funding agreement in ITCL and $4.4 million in respect of the amortization of deferred gains, which have been partially offset by solicitation costs associated with the ITCL bonds of $0.5 million and banking fees of $0.7 million. In 2010, other non-operating items, net includes a gain of $3.6 million due to the termination of a funding agreement and amortized gains on sale of $3.1 million, which have partially been offset by a termination fee of $2.7 million paid on early redemption of bond debt.

Net income attributable to noncontrolling interest
			Change
(in thousands of $)	2011	2010	$	%
Net income attributable to noncontrolling interest	591	2,597	(2,006)	(77.2)

Net income attributable to noncontrolling interest has decreased in 2011 primarily due to a decrease in the net income of ITCL in 2011 and the resulting decrease in the 17.53% interest in that net income.

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

Voyage charter revenues increased in 2010 compared to 2009 primarily due to the following reasons:

●
In 2009, three Suezmax tankers were chartered-in under floating rate charters, bringing the total under such agreements to nine in 2009. Trading days increased in 2010 as a result of newly delivered vessels and the transfer of vessels from time charters to voyage charters. Two Suezmax tankers and four VLCCs were delivered onto voyage charters during 2010, which increased revenues by $37.7 million.

●	14 vessels moved from time charters to voyage charters in 2010, which together with market conditions, increased voyage charter revenues by $180.1 million.

●	The Desh Ujaala was chartered-in during 2010, generating $25.6 million in voyage charter revenues.

●
Demurrage income, which is classified as voyage charter income, increased by $17.1 million higher compared to 2009 primarily due to an increase in the number of vessels trading on the spot market during 2010 offset by a fall in TCE rates during 2010.

These factors were partially offset by;

●
A decrease in the average TCE rates for double hull VLCCs and double hull Suezmax tankers from approximately $38,000 and $23,200 in 2009, respectively, to approximately $36,800 and $24,300 in 2010, respectively.

●
A decrease in the average TCE rates for single hull VLCCs and single hull Suezmax tankers from approximately $23,800 and $9,100 in 2009, respectively, to approximately $22,500 and $7,300 in 2010, respectively.

●	The last remaining single hull Suezmax tanker was sold in April 2010, which reduced voyage charter revenues by $7.7 million compared to 2009.

●	The lease for the Front Duchess was terminated in September 2009, resulting in a reduction in revenues of $7.6 million in 2010 compared to 2009.

●	Revenues generated from relets were $47.4 million lower in 2010.

●
In 2009, nine vessels were chartered-in on floating rate charters and traded in the Gemini pool. The number of vessels was increased to 15 in the first half of 2010, but all vessels were redelivered with effect from June 30, 2010 resulting in a net reduction in voyage charter revenues of $12.7 million in 2010 when compared to the prior year. This reduction in revenues was matched by an equal reduction in charter hire expenses.

●	Eight vessels that had not traded exclusively in the Gemini pool in 2009 traded solely in the Gemini pool in 2010, resulting in a reduction in revenues of $10.8 million.

●
Five vessels, which were chartered in on fixed rate charters and traded on the spot market were redelivered to their owners in late 2009 and early 2010 giving rise to a $31.6 million reduction in voyage charter revenues.

Time charter revenues decreased in 2010 compared to 2009 primarily due to the following reasons:

●	The lease on a single hull VLCC, Golden River, was terminated in March 2010 resulting in a decrease in time charter revenues of $11.2 million compared with 2009.

●	Two chartered in Suezmax tankers were redelivered in the fourth quarter of 2009, resulting in a $5.6 million decrease in time charter revenues in 2010.

●
Two vessels that moved from time charters to bareboat charters during 2009, resulted in a decrease in time charter revenues of $9.5 million. In 2010, movements in the market combined with 14 vessels moving from time charters to voyage charters led to a net reduction of $121.9 million in revenues.

These factors were partially offset by;

●	In 2009, six OBO carriers were drydocked compared to two in 2010 and five vessels changed to time charters, which resulted in an $11.9 million increase in revenues.

●	Two Suezmax newbuildings and one VLCC were delivered onto time charters during 2010 resulting in a $15.1 million increase in revenue.

Bareboat revenues increased in 2010 compared to 2009 primarily due to:

●
Two additional single hull VLCCs were traded on bareboat charters in the year resulting in a $4.9 million increase in bareboat revenues. The redelivery of the Ulriken (ex Antares Voyager) together with the change in charter rates on the Windsor vessels contributed to a $2.8 million reduction in bareboat revenues in 2010.

●	Two single hull VLCCs transferred onto bareboat charters in 2009 continued to trade on bareboat throughout 2010 and thus resulted in increased bareboat revenues of $4.7 million.

The increase in other income in 2010 compared to 2009 is primarily due to an increase in income earned from the commercial management of related party and third party vessels together with an increase in administrative revenues derived from related parties and third parties.

Gain on sale of assets and amortization of deferred gains
			Change
(in thousands of $)	2010	2009	$	%
Net gain on lease terminations	5,924	3,061	2,863	93.5
Net gain on sale of assets	95	-	95	n/a
Amortization of deferred gains	24,916	-	24,916	n/a
	30,935	3,061	27,874	910.6

The net gain on lease terminations in 2010 represents a gain of $5.9 million resulting from the termination of the long-term charter party agreements for Front Vista (renamed Dewi Maeswara) and Golden River. The net gain on lease terminations in 2009 is the gain resulting from the termination of the long-term charter party agreement for Front Duchess.

The net gain on sale of vessels in 2010 represents the gain resulting from the sale of the Front Voyager.

The amortization of deferred gains in 2010 represents the amortization of deferred gains following the termination of the capital leases relating to the Front Crown, the Front Commander and the Front Chief. This represents the full amortization of the gain.

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

VLCC operating costs decreased in 2010 compared to 2009 primarily due to the following reasons:

●	Three double hull vessels were drydocked in 2010 compared with eight double hull and one single hull vessels in 2009, which resulted in a decrease of $13.2 million in drydocking expenses.

●	The lease for the Front Duchess and Golden River were terminated in September 2009 and April 2010, respectively. This reduced operating expenditure in 2010 by $4.6 million.

●	Four single hull vessels have moved onto bareboat charters throughout 2009 and 2010. Operating costs incurred on these vessels has fallen by $7.0 million.

●	Three double hull vessels moved from finance leases to operating leases at the end of 2009, the decrease in operating expenditure on these vessels in 2010 was $9.7 million.

These reductions were partially offset by the delivery of four double hull vessels in 2010, which increased operating costs by $6.6 million during 2010. Operating costs also increased due to increased luboils and services expenditures of $3.4 million and an increase in post fixture and management fee expenses of $0.8 million.

Suezmax operating costs increased in 2010 compared to 2009 primarily due to the following reasons:

●	Five double hull Suezmax tankers were drydocked in 2010 compared with one double hull Suezmax tanker in 2009, which resulted in an increase of $6.4 million in drydocking expenses.

●	The Company's final single hull Suezmax tanker was sold in April 2010, reducing operating expenditure by $2.4 million.

●	Four new Suezmax tankers were delivered during 2010, increasing operating costs by $8.0 million in 2010.

●	Higher insurance and services costs increased operating costs by $1.3 million.

OBO operating costs decreased in 2010 compared to 2009 primarily due to a decrease in drydocking costs of $0.3 million. Two OBO carriers were drydocked in 2010, compared with six in 2009.

Profit share expense
			Change
(in thousands of $)	2010	2009	$	%
Profit share expense	30,566	33,018	(2,452)	(7.4)

Profit share expense relates to the vessels leased from Ship Finance and is calculated as 20% of TCE in excess of daily base charter hire.

Charter hire expenses
			Change
(in thousands of $)	2010	2009	$	%
Charter hire expenses	134,551	169,503	(34,952)	(20.6)

Number of vessels chartered in and accounted for as operating leases:	2010	2009
VLCC	12	2
Suezmax	17	15
Total	29	17

Charter hire expenses decreased in 2010 compared to 2009 primarily as a result of the redelivery of 15 Suezmax tankers that were previously chartered in on floating rate charters from NATS. Six VLCCs that had been chartered in on finance leases from Ship Finance moved to operating leases throughout the year, one of these vessels was sold in April 2010. Five Suezmax tankers were chartered in on fixed rates charters and at the end of 2009 all but one had been redelivered, the final redelivery took place in April 2010. Two vessels (2009: two) are chartered in on a profit share basis.

Administrative expenses
			Change
(in thousands of $)	2010	2009	$	%
Administrative expenses	31,883	30,647	1,236	4.0

The increase in administrative expenses during 2010 was primarily due to costs of $2.0 million associated with the newly established subsidiary, SeaTeam Management, a $1.6 million increase in consultancy, legal and other professional costs and an increase of $0.9 million in office and travel expenses. These costs were partially offset by a $2.6 million decrease in staff compensation in 2010 largely as a result of reduced performance related bonuses, stock compensation and pension costs and a $0.5 million decrease in audit fees.

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

Equity earnings of unconsolidated subsidiaries and associated companies
			Change
(in thousands of $)	2010	2009	$	%
Share of results of associated companies	(515)	(544)	29	5.3

As of December 31, 2010 and 2009, we accounted for four investees under the equity method.

Other
			Change
(in thousands of $)	2010	2009	$	%
Foreign currency exchange gains (losses)	622	(346)	968	279.8
Mark to market of derivatives	(19)	-	(19)	n/a
Impairment of securities	(9,425)	-	(9,425)	n/a
Dividends received, net	(278)	3,087	(3,365)	(109.0)
Other non-operating items, net	2,411	1,545	866	56.1

Impairment of securities in 2010 relates to the other-than-temporary impairment recorded against securities held in OSG. The securities were written down to fair value of $49.9 million as of December 31, 2010 resulting in an impairment loss of $9.4 million.

Dividends received in 2010 include a write-off of $2.1 million relating to dividends receivable from Navig8. The Company's investment in Navig8 was sold in 2010.

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

In 2010, net income attributable to noncontrolling interest represents the 17.53% interest not owned by Frontline in the net income of ITCL and 25% of the net income in SeaTeam Management.

In 2009, net income attributable to noncontrolling interest represents the 17.53% interest not owned by Frontline in the net income of ITCL.

Recent accounting pronouncements

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-04 "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs". In general, ASU 2011-04 clarifies the FASB's intent about the application of existing fair value measurement and disclosure requirements, and for many of these requirements the amendments are not intended to result in any change in the application of ASC Topic 820 ("Fair Value Measurement"). At the same time, there are some amendments that do change particular principles or requirements relating to fair value measurement and disclosure.  ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011. Its adoption is not expected to have a material impact on the Company's disclosures or consolidated financial position, results of operations, and cash flows.

In June 2011, the FASB issued ASU 2011-05 "Presentation of Comprehensive Income" in order to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. ASU 2011-05 eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity, and requires entities to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 is effective for fiscal years beginning after December 15, 2011, although early adoption is permitted. Its adoption will affect the presentation of the Company's financial statements, but is not expected to have a material impact on the Company's disclosures or consolidated financial position, results of operations, and cash flows. ASU 2011-05 also included the requirement to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) in which the components of net income and the components of other comprehensive income are presented. Owing to concerns raised about difficulties in its implementation, this latter requirement has been deferred for further consideration, through the issue by the FASB in December 2011 of ASU 2011-12 "Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05".  The Company has chosen to early adopt ASU 2011-5 and present the statement of comprehensive income in two separate consecutive statements.

In December 2011, the FASB issued ASU 2011-11 "Disclosures about Offsetting Assets and Liabilities" in order to standardize the disclosure requirements under US GAAP and IFRS relating to both instruments and transactions eligible for offset in financial statements. ASU 2011-11 is applicable for annual reporting periods beginning on or after January 1, 2013. Its adoption is not expected to have a material impact on the Company's disclosures.

B. LIQUIDITY AND CAPITAL RESOURCES

Liquidity

We operate in a capital intensive industry and have historically financed our purchase of tankers and other capital expenditures through a combination of cash generated from operations, equity capital and borrowings from commercial banks. Our ability to generate adequate cash flows on a short and medium term basis depends substantially on the trading performance of our vessels in the market.  Historically, market rates for charters of our vessels have been volatile. Periodic adjustments to the supply of and demand for oil tankers causes the industry to be cyclical in nature. We expect continued volatility in market rates for our vessels in the foreseeable future with a consequent effect on our short and medium term liquidity.

Our funding and treasury activities are conducted within corporate policies to maximize investment returns while maintaining appropriate liquidity for our requirements. Cash and cash equivalents are held primarily in U.S. dollars with some balances held in British Pounds, Euros and Norwegian Kroner.

Our short-term liquidity requirements relate to payment of operating costs (including drydocking), lease payments for our chartered in fleet, funding working capital requirements and maintaining cash reserves against fluctuations in operating cash flows. Sources of short-term liquidity include cash balances, restricted cash balances, short-term investments and receipts from our customers. Revenues from time charters and bareboat charters are generally received monthly or fortnightly in advance while revenues from voyage charters are received upon completion of the voyage.

Net cash provided by operating activities was $56.9 million in 2011 compared with $314.9 million in 2010 and $321.5 million in 2009. The Company's reliance on the spot market contributes to fluctuations in cash flows from operating activities historically as a result of the exposure to highly cyclical tanker rates and more recently as a result of the impact of the downturn in the world economy on worldwide oil demand. Any increase or decrease in the average TCE rates earned by the Company's vessels in periods subsequent to December 31, 2011, compared with the actual TCE rates achieved during 2011, will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities. As of April 2012, we have average total cash cost breakeven rates on a TCE basis of approximately $17,500 for our Suezmax tankers and approximately $24,100 for our VLCCs. These are the daily rates our vessels must earn to cover budgeted operating costs, estimated interest expenses and scheduled loan principal repayments, bareboat hire and corporate overhead costs in 2012. These rates do not take into account capital expenditures. Furthermore, vessels on short term time charter-in and the vessels on bareboat charters out are not included in the breakeven rates.

Our medium and long-term liquidity requirements include funding the equity portion of investments in new or replacement vessels, repayment of the convertible bond and funding any payments we may be required to make due to lessor put options on certain vessels we charter-in.  Sources of funding our long-term liquidity requirements include new loans or equity issues, public and private debt offerings, vessel sales and sale and leaseback arrangements. We believe our working capital is sufficient for the Company's present requirements.

As of December 31, 2011, 2010 and 2009, we had cash and cash equivalents of $160.6 million, $176.6 million and $82.6 million, respectively. As of December 31, 2011, 2010 and 2009, we had restricted cash balances of $100.6 million, $244.1 million and $500.0 million, respectively. Restricted cash balances at December 31, 2011, include $99.3 million (2010: $181.6 million) held by ITCL and these balances contribute to our total short and medium term liquidity as they are used to fund payment of certain loans and lease payments which would otherwise be paid out of our cash balances and may also be used to fund the operating expenses of certain vessels in accordance with contractual arrangements. The decrease in the ITCL restricted cash deposits is primarily due to the settlement of an outstanding capital lease obligation upon termination of the lease and principal and interest payments to the note holders. In March 2010, we made certain amendments to the charter agreements with Ship Finance relating to 31 double hull crude oil tankers and OBO carriers, which resulted in the reduction of the required restricted cash deposits in exchange for a guarantee from us for the payment of charter hire. Withdrawals from these restricted cash deposits were prohibited. Restricted cash deposits held in respect of the Ship Finance charter reserves decreased by $111.7 million resulting from amendments to the charter agreements and $10.6 million from reserves no longer required for two vessels. We also made an advance payment of charter hire less operating expenses of $72.8 million covering part of the payments due to Ship Finance over the six months from March 2010. As of December 31, 2010, $62.0 million of our restricted cash served to support our obligations to make charter hire payments to Ship Finance, and was subject to adjustment based on the number of charters that we maintained.

In December 2011, in conjunction with the Board approved Restructuring, the Company and Ship Finance agreed to a rate reduction of $6,500 per day for all vessels leased from Ship Finance under long-term leases for a four year period that commenced on January 1, 2012. We paid Ship Finance up front compensation of $106.0 million on December 30, 2011, of which $50.0 million was a non-refundable prepayment of profit share and $56.0 million was a release of restricted cash serving as security for charter payments. We will compensate Ship Finance with 100% of any difference between the renegotiated rates and the actual market rate up to the original contract rates. In addition, the profit share above the original threshold rates was increased from 20% to 25%. As a result, our obligations under capital leases have been reduced by $126.5 million at December 31, 2011, with a corresponding reduction in vessels under capital leases. Obligations under capital leases have also been reduced by the $106.0 million compensation payment to Ship Finance.

In December 2011, in conjunction with the Board approved Restructuring, the Company and four German KG companies agreed to a rate reduction on four vessels where we will pay the lower of an index rate and the former rate, subject to a floor rate. Annual renewals which were at the owners option were replaced with a fixed term of January 1, 2012 to December 31, 2015 and the purchase options that we held previously were removed. A profit share payment will be due at the end of the lease based on 25% of the excess of the aggregate of the index rates over the aggregate of the former rate. As a result of the reassessment of leases, all four leases remained as capital leases and our capital lease obligations were reduced by $29.8 million at December 31, 2011, with a corresponding reduction in vessels under capital lease.

Following the Restructuring described in "Item 4, Information on the Company-A. History and Development of the Company," we currently have two Suezmax tankers under construction with an aggregate contract cost of $124.9 million. Installments of $12.5 million have been made on the newbuildings and the remaining installments to be paid as of December 31, 2011 amount to $112.4 million, with expected payments of $25.0 million in 2012 and $87.4 million in 2013. We expect to finance these payments with cash on hand, operating cash flow and bank debt that we intend to arrange. We may not be able to arrange financing on terms acceptable to us or at all, which would have a materially adverse impact on our ability to meet our obligations and finance future obligations and may result in the loss of $12.5 million in installments that we have already paid.

In January 2009, the lease agreement between Buckingham Shipping plc, a majority-owned subsidiary, and Dresdner Kleinwort Leasing was terminated and the outstanding lease obligation of $63.1 million was settled in full using restricted cash. In January 2010, the lease agreement between Caernarfon Shipping plc, a majority-owned subsidiary, and Dresdner Kleinwort Leasing was terminated and the outstanding lease obligation of $71.6 million was settled in full using restricted cash. In July 2010, the lease agreement between Sandringham Shipping plc, a majority-owned subsidiary, and Dresdner Kleinwort Leasing was terminated and the outstanding lease obligation of $67.0 million was settled in full using restricted cash. In July 2011, the lease agreement between Holyrood Shipping plc, a majority-owned subsidiary, and Dresdner Kleinwort Leasing was terminated and the outstanding lease obligation of $70.8 million was settled in full using restricted cash. These lease terminations were cash neutral for the Company.

In March 2009, Frontline Shipping III Limited, or FSL, our wholly owned subsidiary, and Ship Finance amended their charter ancillary agreement whereby the charter service reserve totaling $26.5 million relating to vessels on charter from Ship Finance may be in the form of a loan to Ship Finance. In March 2009, a loan in the amount of $26.5 million with an interest rate of LIBOR plus a margin was drawn down by Ship Finance. The loan was repaid in 2010.

In July 2009, we agreed with Ship Finance to terminate the long-term charter party for the single hull VLCC Front Duchess and received a compensation payment of approximately $2.4 million in October 2009.

In February 2010, we purchased the VLCC Front Vista (renamed Dewi Maeswara) from Ship Finance for $58.5 million. The purchase price was financed with a $26.5 million seller's credit from Ship Finance and cash on hand. In March 2010, we sold the vessel for $60.0 million, which will be settled in the payment of installments over a 10-year period. The buyer of Front Vista (renamed Dewi Maeswara) has secured a 10 year time charter with a state owned oil company at a gross rate of $43,500 per day during the entire charter period.

In March 2010, Ship Finance sold the single hull vessel Golden River to a third party and as a result, terminated the Company's long-term lease for the vessel. We received a termination payment from Ship Finance of $2.9 million.

In April 2010, we sold the single hull Suezmax Front Voyager for $8.3 million. We also agreed to acquire from an unrelated third party two 2009-built 321,300 dwt double hull VLCC tankers; Callisto Glory, which was renamed Front Eminence, was delivered to us on May 18, 2010 and Andromeda Glory, which was renamed Front Endurance, was delivered to us on June 28, 2010. We secured a loan facility representing approximately 70% of the $204.9 million purchase price to partly finance the purchase of the vessels.

During the year ended December 31, 2011, we paid total cash dividends of $17.1 million.

In January 2011, we sold the 2006-built VLCC Front Shanghai. The net sale proceeds were $91.2 million and, after repayment of debt, the sale generated $31.5 million in cash. In connection with the sale, we agreed to time charter back the vessel from the new owner for approximately two years at a rate of $35,000 per day.

In February 2011, we agreed with Ship Finance to terminate the long-term charter parties for the two single hull VLCCs Ticen Sun (ex-Front Highness) and Front Ace, and Ship Finance simultaneously sold the vessels. The termination of the charter parties took place in February 2011 and March 2011, respectively, and Ship Finance made a compensation payment to us of $5.8 million for the early termination of the charter parties.

In March 2011, we exercised our option to acquire the 2002-built VLCC Front Eagle and simultaneously sold the vessel to an unrelated third party for $67.0 million, which was delivered in the second quarter of 2011. After repayment of debt, the sale generated $10.0 million in cash. In connection with the sale, we agreed to time charter back the vessel from the new owner for approximately two years at a rate of $32,500 per day.

In April 2011, we agreed with Ship Finance to terminate the long-term charter party for the OBO carrier Front Leader and Ship Finance simultaneously sold the vessel. The termination of the charter party took place in the second quarter of 2011 and we made a compensation payment to Ship Finance of $7.7 million for the early termination of the charter party.

In May 2011, we agreed with Ship Finance to terminate the long-term charter party for the OBO carrier Front Breaker and Ship Finance simultaneously sold the vessel. The termination of the charter party took place in the second quarter of 2011 and we made a compensation payment to Ship Finance of $6.6 million for the early termination of the charter party.

In September 2011, the Company negotiated the early termination of bareboat charters on three single hull VLCCs, Titan Orion (ex-Front Duke), Titan Aries (ex-Edinburgh) and Ticen Ocean (ex-Front Lady), which are being chartered in from Ship Finance. These three vessels have been sold by Ship Finance with expected delivery during 2012 and 2013. The Titan Orion (ex-Front Duke) was delivered, and the charter party with Ship Finance was terminated, on March 27, 2012. Under the terms of the early termination of the bareboat charters, Ship Finance will pay the Company a termination fee in accordance with the charter ancillary agreement. The costs of terminating the charter to the third party of $1.8 million per vessel will be borne by both Ship Finance and Frontline in line with the original profit sharing arrangement.

In October 2011, we agreed with Ship Finance to terminate the long-term charter party for the OBO carrier Front Striver and Ship Finance simultaneously sold the vessel. The termination of the charter party took place in the third quarter of 2011 and we made a compensation payment to Ship Finance in 2012 of $8.1 million for the early termination of the charter party.

In the fourth quarter of 2011, we sold four Suezmax tankers (Front Fighter, Front Hunter, Front Delta and Front Beta), at which time related debt of $57.1 million was repaid

In December 2011, as part of the Restructuring described above, we sold 15 wholly-owned SPCs, which together owned six VLCCs (including one on time charter), four Suezmax tankers and five VLCC newbuilding contracts to Frontline 2012, a related party, for a sales price of $1,120.7 million, which was the average of three independent broker valuations. As part of the transaction, Frontline 2012 assumed bank debt of $666.3 million and outstanding newbuilding commitments of $325.5 million. This transaction generated net cash proceeds of approximately $64.3 million for the Company.

In March 2012, we sold the Suezmax Front Alfa to an unrelated third party. All bank debt pertaining to the vessel of $12.9 million was prepaid in December 2011.

Borrowing activities

Term Loan Facilities

In June 2006, we entered into an $80.0 million secured term loan facility with an interest rate of LIBOR plus a margin. The proceeds were used to finance the acquisition of a 2006 built VLCC tanker. The facility was refinanced in June 2008 and partially refinanced in June 2009 for $65.0 million and the remaining balance was repaid in June 2010 from a $200 million secured term loan facility discussed below.

In June 2008, we entered into a $129.6 million pre-delivery secured term loan facility with an interest rate of LIBOR plus a margin. This loan was refinanced in June 2009. The facility matured in June 2010.

In June 2008, we entered into a $420.0 million pre- and post-delivery secured term loan facility, with an interest rate of LIBOR plus a margin, due in 2017. The outstanding balance on this facility at December 31, 2011, was $333.7 million and this debt was assumed by Frontline 2012 as part of the consideration relating to the purchase of 15 SPCs, see "Item 4. Information on the Company-A. History and Development of the Company".

In July 2008 and August 2008, ITCL entered into a $21.6 million and $18.9 million secured term loan facility, respectively. These facilities were used to purchase three tranches of Windsor Petroleum Transport Corporation 7.84% term notes with a par value of $38.0 million and were partially refinanced with a $33.0 million secured loan facility in June 2009. This facility was fully drawn in December 2011, at which time the facility was repaid in full.

In September 2008, we entered into a $180.0 million secured term loan facility, with an interest rate of LIBOR plus a margin, that is repayable over five years. This loan facility was used to partially finance the acquisition of five second hand Suezmax tankers with a cost of $240.0 million. Four of these vessels were sold in the fourth quarter of 2011, at which time related debt of $57.1 million was repaid. The remaining outstanding balance of $12.9 million was repaid in December 2011.

In May 2009, we entered into a $146.4 million pre- and post-delivery secured term loan facility, with an interest rate of LIBOR plus a margin, due in 2020. The outstanding balance on this facility at December 31, 2011, was $133.0 million and this debt was assumed by Frontline 2012 as part of the consideration relating to the purchase of 15 SPCs, see "Item 4. Information on the Company-A. History and Development of the Company".

In June 2010, the Company entered into a $200 million secured term loan facility, with an interest rate of LIBOR plus a margin, due in 2015 to re-finance the remaining balance of a $80 million loan facility and part finance the purchase of Front Eminence and Front Endurance. A vessel acquisition, which had been part financed from the $80 million loan facility was sold in 2011 and the debt associated with the vessel of $52.2 million was repaid during the year. The outstanding balance on this facility at December 31, 2011, was $127.6 million and this debt was assumed by Frontline 2012 as part of the consideration relating to the purchase of 15 SPCs, see "Item 4. Information on the Company-A. History and Development of the Company".

In November 2010, the Company secured pre- and post-delivery financing in the amount of $147 million representing 70% of the contract price for the first two VLCC newbuildings to be delivered from Jinhaiwan. The outstanding balance on this facility at December 31, 2011, was $72.0 million and this debt was assumed by Frontline 2012 as part of the consideration relating to the purchase of 15 SPCs, see "Item 4. Information on the Company-A. History and Development of the Company".

In December 2010, the Company entered into a $20 million secured term loan facility falling due in 2013. At December 31, 2010, no drawdown had taken place. The commitment period on this facility expired during 2011.

Following the Restructuring, described in "Item 4. Information on the Company-A. History and Development of the Company", a prepayment of $12.9 million associated with a vessel, which was not part of the transaction with Frontline 2012, and the prepayment of ITCL's $33.0 million bank loan, all of the Company's bank debt was eliminated and the outstanding floating rate debt at December 31, 2011 was nil.

Convertible Bonds

On March 26, 2010, the Company announced the private placement of $225 million of convertible bonds and the offering of the bonds closed on April 14, 2010. The senior, unsecured convertible bonds have an annual coupon of 4.50%, which is paid quarterly in arrears and had a conversion price of $39.00. The bonds may be converted into our Ordinary Shares by the holders at anytime up to ten banking days prior to April 14, 2015. The reference price has been set at $29.7784 (NOK 180.0045). The applicable USD/NOK exchange rate has been set at 6.0448. The Company declared a dividend of $0.75 per share on May 21, 2010. The conversion price was adjusted from $39.00 to $38.0895 effective June 2, 2010 which was the date the shares traded ex-dividend. The Company declared a dividend of $0.75 per share on August 27, 2010. The conversion price was adjusted from $38.0895 to $37.0483 per share effective September 8, 2010, which was the ex-dividend date. There was no adjustment to the conversion price for the dividend of $0.15 per share, which was paid on December 21, 2010. There is no adjustment to the conversion price where such adjustment would be less than 1% of the conversion price then in effect and any adjustment not required to be made shall be carried forward and taken into account in any subsequent adjustment. On February 22, 2011 the Company announced a dividend of $0.10 per share. The conversion price was adjusted from $37.0483 to $36.5567 per share effective March 7, 2011, which was the ex-dividend date. The bonds will be redeemed at 100% of their principal amount and will, unless previously redeemed, converted or purchased and cancelled, mature on April 14, 2015.

The Company has a right to redeem the bonds at par plus accrued interest at any time during the term of the loan, provided that 90% or more of the bonds issued shall have been redeemed or converted to shares. 6,154,822 new shares would be issued, if the bonds were converted at the current price of $36.5567.

In March 2012, the Company purchased $10.0 million notional value of the convertible bonds for a purchase price of $5.4 million

Acquisitions and Disposals

Navig8 Limited ("Navig8")

In February 2008, we acquired a 15.8% equity interest in Navig8 for $20.0 million. We sold this investment in October 2010 for net proceeds of $19.8 million.

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

Frontline 2012 Ltd.

In December 2011, we acquired approximately 8.8% of the share capital of Frontline 2012 for $25.0 million.

C.  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We do not undertake any significant expenditures on research and development, and have no significant interests in patents or licenses.

D.  TREND INFORMATION

The oil tanker and dry bulk industries have been highly cyclical, experiencing volatility in charter hire rates and vessel values resulting from changes in the supply of and demand for crude oil and tanker capacity, dry bulk cargoes and dry bulk vessels. See "Item 5, Operating and Financial Review and Prospects – A. Operating Results".

E.  OFF-BALANCE SHEET ARRANGEMENTS

Charter hire payments to third parties for certain contracted in vessels are accounted for as operating leases. We are also committed to make rental payments under operating leases for office premises. The future minimum rental payments under our non-cancellable operating leases are disclosed above in "Tabular disclosure of contractual obligations".

Forward-looking information discussed in this Item 5. includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. Please see "Cautionary Statement Regarding Forward-Looking Statements" in this report.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

At December 31, 2011, we had the following contractual obligations and commitments:

	Payment due by period
(In thousands of $)	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years	Total
Credit lines	376	-	-	-	376
Fixed rate long-term debt	19,145	43,076	275,308	175,608	513,137
Fixed rate long-term debt in unconsolidated subsidiaries	9,526	19,052	9,525	-	38,103
Operating lease obligations	30,770	7,553	1,422	-	39,745
Capital lease obligations	53,688	113,287	194,065	652,196	1,013,236
Charter termination obligations	2,480	1,240	-	-	3,720
Newbuilding commitments	24,982	87,434	-	-	112,416
Interest on fixed rate long-term debt	32,543	60,319	37,890	38,940	169,692
Interest on fixed rate long-term debt in unconsolidated subsidiaries	2,841	3,246	406	-	6,493
Interest on capital lease obligations	63,870	116,459	97,054	151,833	429,216
Total	240,221	451,666	615,670	1,018,577	2,326,134

Interest payments are based on the existing borrowings of both consolidated and unconsolidated subsidiaries. Interest on fixed rate loans is calculated using the contracted interest rates.

The newbuilding commitments as of December 31, 2011 consist of two Suezmax tankers.

As of December 31, 2011, the Company leased in 35 vessels on long-term time charters and bareboat charters from third parties and related parties.  Three of these long-term time charters and bareboat charters are classified as operating leases and 32 as capital leases. In addition, four are leased on short-term fixed rate charters which are classified as operating leases. Four of the Company's long-term leases of vessels contain put options.

G. SAFE HARBOR

Forward-looking information discussed in this Item 5, includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. Please see "Cautionary Statement Regarding Forward-Looking Statements" in this report.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors and certain key officers of our wholly owned subsidiary, Frontline Management AS, who are responsible for overseeing our management.

Name	Age	Position
John Fredriksen	67	Chairman, Chief Executive Officer, President and Director
Cecilie Fredriksen	28	Director
Kate Blankenship	47	Director and Audit Committee Chairman
Tony Curry	61	Director
Jens Martin Jensen	48	Chief Executive Officer of Frontline Management AS
Inger M. Klemp	49	Chief Financial Officer of Frontline Management AS

Tor Olav Troim acts as an alternate director for Cecilie Fredriksen.

Certain biographical information about each of our directors and executive officers is set forth below.

John Fredriksen has served as Chairman of the Board, Chief Executive Officer, President and a director of the Company since November 3, 1997.  Mr. Fredriksen has established trusts for the benefit of his immediate family which control Hemen, our largest shareholder.  Mr. Fredriksen is Chairman, President and a director of a related party Seadrill Limited, a Bermuda company listed on the Oslo Stock Exchange and New York Stock Exchange.  He is also Chairman, President and a director of a related party Golar LNG Limited, a Bermuda company listed on the Nasdaq Global Market and the Oslo Stock Exchange whose principal shareholder is World Shipholding Limited, a company indirectly controlled by trusts established by Mr. Fredriksen for the benefit of his immediate family.  He is also Chairman, President and a director of a related party Golden Ocean Group Limited, a Bermuda company listed on the Oslo Stock Exchange whose principal shareholder is Hemen and a director of a related party Frontline 2012 Ltd., a Bermuda company listed on the NOTC, whose principal shareholder is Hemen. Mr. Fredriksen is the father of Cecilie Fredriksen, one of our directors.

Cecilie Fredriksen has been a director of the Company since September 2010. Ms. Fredriksen is also a director of Aktiv Kapital ASA, Northern Offshore Ltd., Ship Finance International Limited, Golden Ocean Group Limited and Archer Limited. She received a BA in Business and Spanish from the London Metropolitan University in 2006. Ms. Fredriksen is the daughter of Mr. Fredriksen, our Chairman and Chief Executive Officer.

Kate Blankenship has been a director of the Company since August 2003. Mrs. Blankenship joined the Company in 1994 and served as the Company's Chief Accounting Officer and Company Secretary until October 2005. Mrs. Blankenship served as Chief Financial Officer of Knightsbridge Tankers Limited from April 2000 to September 2007. Mrs. Blankenship has been a Director of Ship Finance International Limited since October 2003.  Mrs. Blankenship has served as a director of Golar LNG Limited since July 2003, Golden Ocean Group Limited since November 2004, Seadrill Limited since May 2005, Archer Limited since August 2007, Golar LNG Partners LP since September 2007, Independent Tankers Corporation Limited since February 2008 and Frontline 2012 Ltd. since December 2011. She is a member of the Institute of Chartered Accountants in England and Wales.

Tony Curry has been a director of the Company since October 2009. Mr. Curry retired from Shell in May 2009 having spent 40 years in Shell Shipping. For the last 12 years Mr. Curry was the Time Charter and Sale and Purchase Manager. Prior to this, Mr. Curry spent seven years in Shell Western Services, Nassau, Bahamas as the Oil Freight Manager. Mr. Curry is very familiar with the international oil and tanker sector and also the growing LNG and LPG areas.

Jens Martin Jensen served as the Acting Chief Executive Officer of Frontline Management AS since April 2008 and was appointed as permanent Chief Executive Officer in May 2009. Mr. Jensen joined us in September 2004 as Commercial Director. From August 1996 to September 2004, Mr. Jensen was a partner in Island Shipbrokers in Singapore. From April 1985 to August 1996, Mr. Jensen worked in the A.P. Moller Group with postings to Singapore, Tokyo, Mexico and Denmark. Mr. Jensen completed the A.P. Moller training program in 1987.

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

B.  COMPENSATION

During the year ended December 31, 2011, we paid to our directors and executive officers (seven persons) aggregate cash compensation of approximately $1,788,000 and an aggregate amount of approximately $43,000 for pension and retirement benefits. In addition to cash compensation, during 2011 we also recognized stock compensation expense of approximately $549,000 in respect of options granted under our Share Option Scheme.

C.  BOARD PRACTICES

In accordance with our Bye-laws the number of Directors shall be such number not less than two as our shareholders by Ordinary Resolution may from time to time determine and each Director shall hold office until the next annual general meeting following his election or until his successor is elected. We currently have four Directors.

We currently have an audit committee, which is responsible for overseeing the quality and integrity of our financial statements and our accounting, auditing and financial reporting practices, our compliance with legal and regulatory requirements, the independent auditor's qualifications, independence and performance and our internal audit function. In 2011, our audit committee consisted of two members, Mr. Savvides and Mrs. Blankenship, until Mr. Savvides resigned from the Board of Directors in February 2011. Currently, our audit committee is comprised only of Mrs. Blankenship.

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

D.  EMPLOYEES

As of December 31, 2011, we employed approximately 80 people in our offices in Bermuda, London, Oslo, Singapore and India, compared to 70 employees in 2010 and 51 employees in 2009. We contract with independent ship managers to manage and operate our vessels.

E.  SHARE OWNERSHIP

As of March 31, 2012, the beneficial interests of our Directors and officers in our Ordinary Shares  were as follows:

Director or Officer	Ordinary Shares of $2.50 each	Options to acquire Ordinary Shares which have vested	Percentage of Ordinary Shares Outstanding
John Fredriksen*	*	66,666	*
Cecilie Fredriksen	-	-	-
Kate Blankenship	2,000	20,000	**
Tony Curry	-	20,000	**
Jens Martin Jensen	14,000	33,333	**
Inger M. Klemp	16,000	33,333	**

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
**      Less than 1%.

Share Option Scheme

In September 2009, our board of directors approved our Share Option Scheme. The subscription price for all options granted under the scheme will be reduced by the amount of all dividends declared by us per share in the period from the date of grant until the date the options are exercised, provided the subscription price is never reduced below the par value per share.

Details of options to acquire our Ordinary Shares by our Directors and officers as of March 31, 2012, were as follows:

Director or Officer	Number of options		Exercise price	Expiration Date
	Total	Vested
John Fredriksen	100,000	66,666	NOK 130.46	October 2014
Kate Blankenship	30,000	20,000	NOK 130.46	October 2014
Tony Curry	30,000	20,000	NOK 130.46	October 2014
Jens Martin Jensen	50,000 20,000	33,333 -	NOK 130.46 -	October 2014 April 2016
Inger M. Klemp	50,000 20,000	33,333 -	NOK 130.46 -	October 2014 April 2016

ITEM 7.                               MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

The following table presents certain information as of March 31, 2012, regarding the ownership of our Ordinary Shares with respect to each shareholder whom we know to beneficially own more than 5%of our outstanding Ordinary Shares.

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

As of March 29, 2012, 44,727,448 of our Ordinary Shares were listed for trading on the New York Stock Exchange.

Our major shareholders have the same voting rights as our other shareholders. No corporation or foreign government owns more than 50% of our outstanding Ordinary Shares. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

B.  RELATED PARTY TRANSACTIONS

The majority of the Company's leased vessels are leased from Ship Finance and under a Charter Ancillary Agreement; Ship Finance is entitled to a share of 20% of the Company's earnings on these leased vessels. A summary of leasing transactions with Ship Finance during the years ended December 31, 2011, 2010 and 2009 is as follows:

(in thousands of $)	2011	2010	2009
Charter hire paid (principal and interest)	354,822	289,578	331,534
Lease termination fees (expense) income	(17,104)	2,435	2,386
Compensation paid on lease amendment	106,000	-	-
Profit share expense	482	30,566	33,018
Remaining lease obligation	926,821	1,289,897	1,462,753

A summary of net amounts earned (incurred) from related parties, excluding the Ship Finance lease related balances above, for the years ended December 31, 2011, 2010 and 2009 are as follows:

(in thousands of $)	2011	2010	2009
Seatankers Management Co. Ltd	1,008	1,092	1,126
Golar LNG Limited	1,002	1,310	156
Golar LNG Energy Limited	-	88	-
Ship Finance International Limited	4,660	2,490	2,347
Golden Ocean Group Limited	5,492	6,138	4,253
Geveran Trading Co Ltd	-	-	(405)
Bryggegata AS	(1,494)	(1,368)	(1,300)
Arcadia Petroleum Limited	34,977	34,211	42,264
Seadrill Limited	1,076	426	322
Archer Limited (formerly Seawell)	906	166	126
Deep Sea Supply Plc	168	132	32
Aktiv Kapital ASA	136	83	63
VTN Shipping Inc	17,051	-	-
Orion Tankers Ltd	24	-	-
CalPetro Tankers (Bahamas I) Limited	63	47	45
CalPetro Tankers (Bahamas II) Limited	63	47	45
CalPetro Tankers (IOM) Limited	63	47	45

Net amounts earned from related parties comprise charter hire, office rental income and management, technical and commercial advisory, newbuilding supervision and technical management, corporate and administrative service income and interest income. Net expenses paid to related parties comprise primarily of rental for office space.

A summary of balances with related parties as at December 31, 2011 and 2010 is as follows:

(in thousands of $)	2011	2010
Receivables
Ship Finance International Limited	1,138	1,947
Seatankers Management Co. Ltd	168	-
Archer Ltd (formerly Seawell)	632	51
Golar LNG Limited	610	404
Golar LNG Energy Limited	-	11
Northern Offshore Ltd	13	13
Golden Ocean Group Limited	1,272	1,075
Seadrill Limited	841	109
Frontline 2012 Ltd	10,469	-
CalPetro Tankers (Bahamas I) Limited	57	20
CalPetro Tankers (Bahamas II) Limited	57	20
CalPetro Tankers (IOM) Limited	57	20
Deep Sea Supply Plc	68	2
Aktiv Kapital Ltd	67	-
Arcadia Petroleum Limited	356	3,553
	15,805	7,225

(in thousands of $)	2011	2010
Payables
Ship Finance International Limited	(9,209)	(31,448)
Seatankers Management Co. Ltd	(550)	(676)
Golar LNG Limited	(106)	(97)
Golden Ocean Group Limited	(910)	(1,057)
	(10,775)	(33,278)

Receivables and payables with related parties comprise unpaid management, technical advisory, newbuilding supervision and technical management, administrative service and rental charges and charter hire payments.  In addition, certain payables and receivables arise when the Company pays an invoice on behalf of a related party and vice versa.  The payable with Ship Finance also includes unpaid profit share and a lease termination fee. Receivables and payables with related parties are generally settled quarterly in arrears with the exception of profit share due to Ship Finance which is settled annually.

Ship Finance International Limited, Golar LNG Limited, Northern Offshore Ltd, Seadrill Limited, Bryggegata AS, Golden Ocean Group Limited, Arcadia Petroleum Limited ("Arcadia"), Geveran Trading Co Ltd ("Geveran"), Deep Sea Supply Plc ("Deep Sea"), Aktiv Kapital ASA, Archer Limited ("formerly Seawell"), Farahead Holdings Limited ("Farahead"), Seatankers Management Co. Ltd and Frontline 2012 are each subject to the significant influence or indirect control of Mr. Fredriksen. CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited, CalPetro Tankers (IOM) Limited, Frontline 2012 Ltd. and Orion Tankers Ltd. are equity accounted.

The Company earned freights on chartering vessels to Arcadia in the amount of $34.6 million (2010: $33.9 million).

The Company received termination payments from Ship Finance in the aggregate amount of $5.3 million in respect of the lease terminations for Front Ace and Ticen Sun (ex-Front Highness) and made termination payments to Ship Finance in 2011 in the aggregate amount of $14.3 million in respect of the lease terminations for Front Leader and Front Breaker. A lease termination payment of $8.1 million in respect of the lease termination for Front Striver was paid to Ship Finance in 2012.

In September 2011, the Company negotiated the early termination of bareboat charters on three single hull VLCCs, Titan Orion (ex-Front Duke), Titan Aries (ex-Edinburgh) and Ticen Ocean (ex-Front Lady), which are being chartered in from Ship Finance. These three vessels have been sold by Ship Finance with expected delivery during 2012 and 2013. The Titan Orion (ex-Front Duke) was delivered, and the charter party with Ship Finance was terminated, on March 27, 2012. Under the terms of the early termination of the bareboat charters, Ship Finance will pay the Company a termination fee in accordance with the charter ancillary agreement. The costs of terminating the charter to the third party of $1.8 million per vessel will be borne by both Ship Finance and Frontline in line with the original profit sharing arrangement.

In October 2011, the Company sold the double hull Suezmax tanker, Front Hunter, to VTN Shipping Inc., a wholly owned subsidiary of Farahead Holdings Limited, and recognized a gain of $0.05 million in the fourth quarter of 2011.

In December 2011, we completed the Restructuring (see "Item 4. Information on the Company-A. History and Development of the Company") in which 15 of our wholly-owned SPCs were sold to Frontline 2012, a company that we own 8.8% of the share capital. At December 31, 2011, $10.5 million remains outstanding for working capital balances. We will initially manage Frontline 2012 through our wholly owned subsidiary, Frontline Management (Bermuda) Ltd., however, Frontline 2012 intends to establish its own management team in time.

In December 2011, the Company and Ship Finance agreed to a rate reduction of $6,500 per day for all vessels leased from Ship Finance under long-term leases for a four year period that commenced on January 1, 2012. The Company paid Ship Finance up front compensation of $106.0 million on December 30, 2011, of which $50.0 million was a non-refundable prepayment of profit split and $56.0 million was a release of restricted cash serving as security for charter payments. The Company will compensate Ship Finance with 100% of any difference between the renegotiated rates and the actual market rate up to the original contract rates. In addition, the profit share above the original threshold rates was increased from 20% to 25%.

In February 2010, the Company purchased the VLCC, Front Vista (renamed Dewi Maeswara), from Ship Finance for $58.5 million. The Front Vista (renamed Dewi Maeswara) had been chartered in by the Company. Due to the termination of the charter, a compensation fee of $0.4 million was paid to Ship Finance.

In March 2010, the Company made certain amendments to the charter agreements with Ship Finance relating to 31 double hull crude oil tankers and OBO carriers, which resulted in our restricted cash deposits being reduced in exchange for a guarantee from us for the payment of charter hire. Withdrawals from these restricted cash deposits will be prohibited. Restricted cash deposits held in respect of the Ship Finance charter reserves decreased by $111.7 million resulting from amendments to the charter agreements and $10.6 million due to reserves no longer required for two vessels. We also made an advance payment of charter hire less operating expenses of $72.8 million covering part of the payments due to Ship Finance over the six months from March 2010.

In March 2010, Ship Finance sold the single hull vessel Golden River to a third party and as a result, terminated the Company's long-term lease for the vessel. The Company received a termination payment of $2.9 million.

In August 2010, we sold 25% of SeaTeam Management to Golden Ocean Group Limited for $0.1 million and recognized a gain on sale of $0.2 million in the statement of equity. In addition SeaTeam Management received a loan $0.5 million from Golden Ocean Group Limited, which is repayable over a term of five years and bears interest at 2.5% per annum.

In September 2009, Ship Finance sold the single hull vessel Front Duchess to a third party and as a result, terminated the Company's long-term lease for the vessel. The Company received a termination payment of $2.4 million and recorded a net gain of $3.1 million as a gain on sale of assets.

In March 2009, a wholly owned subsidiary of the Company and Ship Finance amended their charter ancillary agreement whereby the charter service reserve totaling $26.5 million relating to vessels on charter from Ship Finance may be in the form of a loan to Ship Finance. In March 2009, a loan in the amount of $26.5 million with an interest rate of LIBOR plus a margin was drawn down by Ship Finance. The loan was repaid in 2010.

Geveran acted as a guarantor for two loan facilities taken out by ITCL that expired in July and August 2009. Geveran received an annual fee of 2% of the drawndown facility for acting as guarantor. Both of these facilities have since been fully repaid.

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

Dividend Policy

The timing and amount of dividends, if any, is at the discretion of our Board of Directors. The level of dividend will be guided by present earnings, market prospects, current capital expenditure programs as well as investment opportunities. We have paid the following cash dividends in 2009, 2010 and 2011.

Payment Date	Amount per Share

2009
March 27, 2009	$0.25
June 23, 2009	$0.25
September 24, 2009	$0.25
December 22, 2009	$0.15

2010
March 30, 2010	$0.25
June 21, 2010	$0.75
September 24, 2010	$0.75
December 21, 2010	$0.25
2011
March 23, 2011	$0.10
June 28, 2011	$0.10
September 26, 2011	$0.02

B. SIGNIFICANT CHANGES

None.

ITEM 9.    THE OFFER AND LISTING

The Company's Ordinary Shares are traded on the New York Stock Exchange, or NYSE, the Oslo Stock Exchange, or OSE, and on the London Stock Exchange, or LSE, under the symbol "FRO".

The New York Stock Exchange is the Company's "primary listing". As an overseas company with secondary listings on the OSE and LSE, the Company is not required to comply with certain listing rules applicable to companies with a primary listing on the OSE or LSE. The Company's Ordinary Shares have been thinly traded on the London Stock Exchange since 1999 and as a result, historical LSE trading information is not provided below.

The following table sets forth, for the five most recent fiscal years, the high and low prices for the Ordinary Shares on the NYSE and OSE.
	NYSE		OSE
	High	Low	High	Low
Fiscal year ended December 31,
2011	$27.76	$2.52	NOK 169.50	NOK 14.76
2010	$38.85	$24.98	NOK 236.70	NOK 146.40
2009	$33.29	$15.78	NOK 235.00	NOK 107.00
2008	$72.36	$25.00	NOK 376.50	NOK 165.25
2007	$53.09	$29.35	NOK 306.00	NOK 183.75

The following table sets forth, for each full financial quarter for the two most recent fiscal years, the high and low prices of the Ordinary Shares on the NYSE and the OSE.

	NYSE		OSE
	High	Low	High	Low
Fiscal year ended December 31, 2011
First quarter	$27.76	$24.02	NOK 169.50	NOK 133.00
Second quarter	$25.09	$14.35	NOK 138.80	NOK 77.25
Third quarter	$15.16	$4.83	NOK 81.50	NOK 28.32
Fourth quarter	$6.54	$2.52	NOK 39.87	NOK 14.76
	NYSE		OSE
	High	Low	High	Low
Fiscal year ended December 31, 2010
First quarter	$34.15	$25.02	NOK 194.00	NOK 146.40
Second quarter	$38.85	$28.19	NOK 236.70	NOK 185.30
Third quarter	$33.95	$25.74	NOK 209.20	NOK 160.50
Fourth quarter	$29.17	$24.98	NOK 174.60	NOK 147.40

The following table sets forth, for the most recent six months, the high and low prices for the Ordinary Shares on the NYSE and OSE.

	NYSE		OSE
	High	Low	High	Low
April 2012 (through April 25)	$7.69	$5.83	NOK 44.70	NOK 33.50
March 2012	$9.47	$4.81	NOK 48.50	NOK 27.50
February 2012	$6.10	$4.40	NOK 33.80	NOK 25.48
January 2012	$5.35	$4.03	NOK 31.59	NOK 24.16
December 2011	$4.98	$2.93	NOK 28.00	NOK 17.30
November 2011	$6.54	$2.52	NOK 39.87	NOK 14.76
October 2011	$6.20	$3.88	NOK 33.43	NOK 23.11

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

Shareholder Meetings.  Under our Bye-laws, annual shareholder meetings will be held in accordance with the Companies Act at a time and place (other than Norway) selected by our board of directors.  The quorum at any annual or general meeting is equal to one or more shareholders, either present in person or represented by proxy, holding in the aggregate shares carrying 33 1/3% of the exercisable voting rights.  The meetings may be held at any place, in or outside of Bermuda that is not a jurisdiction which applies a controlled foreign company tax legislation or similar regime.  Special meetings may be called at the discretion of the board of directors and at the request of shareholders holding at least one-tenth of all outstanding shares entitled to vote at a meeting.  Annual shareholder meetings and special meetings must be called by not less than seven days' prior written notice specifying the place, day and time of the meeting.  The board of directors may fix any date as the record date for determining those shareholders eligible to receive notice of and to vote at the meeting.

The Companies Act provides that a company must have a general meeting of its shareholders in each calendar year.  The Companies Act does not impose any general requirements regarding the number of voting shares which must be present or represented at a general meeting in order for the business transacted at the general meeting to be valid.  The Companies Act generally leaves the quorum for shareholders meeting to the company to determine in its Bye-laws.  The Companies Act specifically imposes special quorum requirements where the shareholders are being asked to approve the modification of rights attaching to a particular class of shares (33.33%) or an amalgamation or merger transaction (33.33%) unless in either case the Bye-laws provide otherwise. The Company's Bye-laws do not provide for a quorum requirement other than 33.33%.

The key powers of our shareholders include the power to alter the terms of the Company's memorandum of association and to approve and thereby make effective any alterations to the Company's Bye-laws made by the directors.  Dissenting shareholders holding 20% of the Company's shares may apply to the Court to annul or vary an alteration to the Company's memorandum of association. A majority vote against an alteration to the Company's Bye-laws made by the directors will prevent the alteration from becoming effective. Other key powers are to approve the alteration of the Company's capital including a reduction in share capital, to approve the removal of a director, to resolve that the Company be wound up or discontinued from Bermuda to another jurisdiction or to enter into an amalgamation or winding up. Under the Companies Act, all of the foregoing corporate actions require approval by an ordinary resolution (a simple majority of votes cast), except in the case of an amalgamation or merger transaction, which requires approval by 75% of the votes cast unless the Bye-Laws provide otherwise). The Company's Bye-laws only require an ordinary resolution to approve an amalgamation. In addition, the Company's Bye-laws confer express power on the board to reduce its issued share capital selectively with the authority of an ordinary resolution.

The Companies Act provides shareholders holding 10% of the Company's voting shares the ability to request that the board of directors shall convene a meeting of shareholders to consider any business which the shareholders wish to be discussed by the shareholders including (as noted below) the removal of any director.  However the shareholders are not permitted to pass any resolutions relating to the management of the Company's business affairs unless there is a pre-existing provision in the Company's Bye-Laws which confers such rights on the shareholders. Subject to compliance with the time limits prescribed by the Companies Act, shareholders holding 20% of the voting shares (or alternatively, 100 shareholders) may also require the directors to circulate a written statement not exceeding 1000 words relating to any resolution or other matter proposed to be put before, or dealt with at, the annual general meeting of the Company.

Majority shareholders do not generally owe any duties to other shareholders to refrain from exercising all of the votes attached to their shares. There are no deadlines in the Companies Act relating to the time when votes must be exercised.

The Companies Act provides that a company shall not be bound to take notice of any trust or other interest in its shares. There is a presumption that all the rights attaching to shares are held by, and are exercisable by, the registered holder, by virtue of being registered as a member of the company. The company's relationship is with the registered holder of its shares. If the registered holder of the shares holds the shares for someone else (the beneficial owner) then if the beneficial owner is entitled to the shares, the beneficial owner may give instructions to the registered holder on how to vote the shares.  The Companies Act provides that the registered holder may appoint more than one proxy to attend a shareholder meeting, and consequently where rights to shares are held in a chain the registered holder may appoint the beneficial owner as the registered holder's proxy.

Directors. The Companies Act provides that the directors shall be elected or appointed by the shareholders. A director may be elected by a simple majority vote of shareholders, at a meeting where shareholders holding not less than 33.33% of the voting shares are present in person or by proxy. A person holding 50% or more of the voting shares of the Company will be able to elect all of the directors, and to prevent the election of any person whom such shareholder does not wish to be elected.  There are no provisions for cumulative voting in the Companies Act or the Bye-Laws and the Company's Bye-Laws do not contain any super-majority voting requirements.

There are also procedures for the removal of one or more of the directors by the shareholders before the expiration of his term of office. Shareholders holding 10% or more of the voting shares of the Company may require the board of directors to convene a shareholder meeting to consider a resolution for the removal of a director. At least 14 days written notice of a resolution to remove a director must be given to the director affected, and that director must be permitted to speak at the shareholder meeting at which the resolution for his removal is considered by the shareholders.

The Companies Act stipulates that an undischarged bankruptcy of a director (in any country) shall prohibit that director from acting as a director. directly or indirectly, and taking part in or being concerned with the management of a company, except with leave of the court. The Company's Bye-Laws are more restrictive in that they stipulate that the office of a director shall be vacated upon the happening of any of the following events (in addition to the director's resignation or removal from office by the shareholders):

•      If that director becomes of unsound mind or a patient for any purpose of any statute or applicable law relating to mental health and the Board resolves that such director shall be removed from office;

•      If that director becomes bankrupt or compounds with his creditors;

•      If that director is prohibited by law from being a director; or

•      If that director ceases to be a director by virtue of the Companies Act.

Under the Company's Bye-laws, the minimum number of directors comprising the board of directors at any time shall be two. The board of directors currently consists of six directors.  The minimum and maximum number of directors comprising the board of directors from time to time shall be determined by way of an ordinary resolution of the shareholders of the Company. The shareholders may, at the annual general meeting by ordinary resolution, determine that one or more vacancies in the board of directors be deemed casual vacancies.  The board of directors, so long as a quorum remains in office, shall have the power to fill such casual vacancies.  Each director will hold office until the next annual general meeting or until his successor is appointed or elected. The shareholders may call a Special General Meeting for the purpose of removing a director, provided notice is served upon the concerned director 14 days prior to the meeting and he is entitled to be heard.  Any vacancy created by such a removal may be filled at the meeting by the election of another person by the shareholders or in the absence of such election, by the board of directors.

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

The Company's Bye-laws do not prohibit a director from being a party to, or otherwise having an interest in, any transaction or arrangement with the Company or in which the Company is otherwise interested. The Company's Bye-laws provide that a director who has an interest in any transaction or arrangement with the Company and who has complied with the provisions of the Companies Act and with its Bye-Laws with regard to disclosure of such interest shall be taken into account in ascertaining whether a quorum is present, and will be entitled to vote in respect of any transaction or arrangement in which he is so interested. The Company's Bye-laws provide its board of directors the authority to exercise all of the powers of the Company to borrow money and to mortgage or charge all or any part of our property and assets as collateral security for any debt, liability or obligation. The Company's directors are not required to retire because of their age, and the directors are not required to be holders of the Company's Ordinary Shares. Directors serve for one year terms, and shall serve until re-elected or until their successors are appointed at the next annual general meeting.  The Company's Bye-laws provide that no director, alternate director, officer, person or member of a committee, if any, resident representative, or his heirs, executors or administrators, which we refer to collectively as an indemnitee, is liable for the acts, receipts, neglects, or defaults of any other such person or any person involved in our formation, or for any loss or expense incurred by us through the insufficiency or deficiency of title to any property acquired by us, or for the insufficiency of deficiency of any security in or upon which any of our monies shall be invested, or for any loss or damage arising from the bankruptcy, insolvency, or tortious act of any person with whom any monies, securities, or effects shall be deposited, or for any loss occasioned by any error of judgment, omission, default, or oversight on his part, or for any other loss, damage or misfortune whatever which shall happen in relation to the execution of his duties, or supposed duties, to us or otherwise in relation thereto. Each indemnitee will be indemnified and held harmless out of our funds to the fullest extent permitted by Bermuda law against all liabilities, loss, damage or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him as such director, alternate director, officer, person or committee member or resident representative (or in his reasonable belief that he is acting as any of the above). In addition, each indemnitee shall be indemnified against all liabilities incurred in defending any proceedings, whether civil or criminal, in which judgment is given in such indemnitee's favor, or in which he is acquitted. The Company is authorized to purchase insurance to cover any liability it may incur under the indemnification provisions of its Bye-laws.

Dividends.  Holders of common shares are entitled to receive dividend and distribution payments, pro rata based on the number of common shares held, when, as and if declared by the board of directors, in its sole discretion.  Any future dividends declared will be at the discretion of the board of directors and will depend upon our financial condition, earnings and other factors.

As a Bermuda exempted company, we are subject to Bermuda law relating to the payment of dividends.  We may not pay any dividends if, at the time the dividend is declared or at the time the dividend is paid, there are reasonable grounds for believing that, after giving effect to that payment;

•           we will not be able to pay our liabilities as they fall due; or

•           the realizable value of our assets, is less than our liabilities.

In addition, since we are a holding company with no material assets, and conduct our operations through subsidiaries, our ability to pay any dividends to shareholders will depend on our subsidiaries' distributing to us their earnings and cash flow.  Some of our loan agreements currently limit or prohibit our subsidiaries' ability to make distributions to us and our ability to make distributions to our shareholders.

Oslo Stock Exchange.  The Company's Bye-laws provide that any person, other than its registrar, who acquires or disposes of an interest in shares which triggers a notice requirement of the Oslo Stock Exchange must notify the Company's registrar immediately of such acquisition or disposal and the resulting interest of that person in shares. There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote our Ordinary Shares.

The Company's Bye-laws require the Company to provide notice to the Oslo Stock Exchange if a person resident for tax purposes in Norway (or such other jurisdiction as the Board may nominate from time to time) is found to hold 50% or more of the Company's aggregate issued share capital, or holds shares with 50% or more of the outstanding voting power, other than the Company's registrar. The Company's Bye-laws also require it to comply with requirements that the Oslo Stock Exchange may impose from time to time relating to notification of the Oslo Stock Exchange in the event of specified changes in the ownership of the Company's Ordinary Shares.

Shares and preemptive rights.  Subject to certain balance sheet restrictions, the Companies Act permits a company to purchase its own shares if it is able to do so without becoming cash flow insolvent as a result. The restrictions are that the par value of the share must be charged against the company's issued share capital account or a company fund which is available for dividend or distribution or be paid for out of the proceeds of a fresh issue of shares. Any premium paid on the repurchase of shares must be charged to the company's current share premium account or charged to a company fund which is available for dividend or distribution. The Companies Act does not impose any requirement that the directors shall make a general offer to all shareholders to purchase their shares pro rata to their respective shareholdings. The Company's Bye-Laws do not contain any specific rules regarding the procedures to be followed by the Company when purchasing its own shares, and consequently the primary source of the Company's obligations to shareholders when the Company tenders for its shares will be the rules of the listing exchanges on which the Company's shares are listed.

The Companies Act and our Bye-Laws do not confer any pre-emptive, redemption, conversion or sinking fund rights attached to our Ordinary Shares. Holders of Ordinary Shares are entitled to one vote per share on all matters submitted to a vote of holders of Ordinary Shares. Unless a different majority is required by law or by our Bye-laws, resolutions to be approved by holders of Ordinary Shares require approval by a simple majority of votes cast at a meeting at which a quorum is present.

Bye-Law 8 specifically provides that the issuance of more shares ranking pari passu with the shares in issue shall not constitute a variation of class rights, unless the rights attached to shares in issue state that the issuance of further shares shall constitute a variation of class rights. Bye-Law 12 confers on the directors the right to dispose of any number of unissued shares forming part of the authorized share capital of the Company without any requirement for shareholder approval.  Bye-law 89 contains certain stipulations regarding the Company's (or any of its subsidiaries') transactions with any of its Principal Shareholders (or any Associate of a Principal Shareholder). When Bye-law 89 applies, the Company is required to send to each shareholder a disclosure statement containing information about the proposed transaction.  However, this Bye-Law provision specifically exempts from this requirement the issuance of new shares to a Principal Shareholder for cash.

Liquidation. In the event of our liquidation, dissolution or winding up, the holders of Ordinary Shares are entitled to share in our assets, if any,  remaining after the payment of all of our debts and liabilities, subject to any liquidation preference on any outstanding preference shares.

C. MATERIAL CONTRACTS

Frontline 2012

On December 31, 2011, in conjunction with the Board approved restructuring plan, the Company entered into an agreement with Frontline 2012, where the Company agreed to sell 15 wholly-owned SPCs to Frontline 2012. These SPCs held six VLCCs (including one on time charter), four Suezmax tankers and five VLCC newbuilding contracts. The SPCs were sold at fair market value of $1,120.7 million being the average of three independent broker valuations. As part of the transaction, Frontline 2012 assumed bank debt of $666.3 million and outstanding newbuilding commitments of $325.5 million. In addition, we, through our wholly owned subsidiary, Frontline Management (Bermuda) Ltd. entered into an administrative services agreement with Frontline 2012, where we will provide all management and administrative services to Frontline 2012.

Ship Finance

Charter Ancillary Agreement

The Company has entered into charter ancillary agreements with Ship Finance, its vessel owning subsidiaries that own the vessels and our wholly owned and consolidated subsidiaries Frontline Shipping Limited, or Frontline Shipping, and Frontline Shipping II Limited, or Frontline Shipping II, which remain in effect until the last long-term charter with Ship Finance terminates in accordance with its terms. In December 2011, in conjunction with the Board approved restructuring plan, the Company and Ship Finance agreed to a rate reduction of $6,500 per day for all vessels leased from Ship Finance under long-term leases for a four year period that commenced on January 1, 2012. The Company paid Ship Finance up front compensation of $106.0 million on December 30, 2011, of which $50.0 million was a non-refundable prepayment of profit share and $56.0 million was a release of restricted cash serving as security for charter payments. The Company will compensate Ship Finance with 100% of any difference between the renegotiated rates and the actual market rate up to the original contract rates. In addition, the profit share above the original threshold rates was increased from 20% to 25%. As a result of this, obligations under capital leases and vessels under capital leases have been reduced by $126.5 million at December 31, 2011. Obligations under capital leases have also been reduced by the $106.0 million compensation payment to Ship Finance.

D.  EXCHANGE CONTROLS

The Bermuda Monetary Authority (the "BMA") must give permission for all issuances and transfers of securities of a Bermuda exempted company like ours, unless the proposed transaction is exempted by the BMA's written general permissions. We have received general permission from the BMA to issue any unissued Ordinary Shares and for the free transferability of our Ordinary Shares as long as our Ordinary Shares are listed on an "appointed stock exchange".  Our Ordinary Shares are listed on the New York, Oslo and London Stock Exchanges. The New York Stock Exchange, which is an "appointed stock exchange" is the Company's "primary listing".  Our Ordinary Shares may therefore be freely transferred among persons who are residents and non-residents of Bermuda.

Although we are incorporated in Bermuda, we are classified as a non-resident of Bermuda for exchange control purposes by the BMA.  Other than transferring Bermuda Dollars out of Bermuda, there are no restrictions on our ability to transfer funds into and out of Bermuda or to pay dividends to U.S. residents who are holders of Ordinary Shares or other nonresidents of Bermuda who are holders of our Ordinary Shares in currency other than Bermuda Dollars.

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

For the 2011 taxable year, the Company satisfied the Publicly-Traded Test since, on more than half the days of the taxable year, the Company's Ordinary Shares were primarily and regularly traded on the New York Stock Exchange.

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

As discussed more fully below, if the Company were to be treated as a PFIC for any taxable year, a United States Holder would be subject to different taxation rules depending on whether the United States Holder makes an election to treat the Company as a "Qualified Electing Fund," which the Company refers to as a "QEF election." As an alternative to making a QEF election, a United States Holder should be able to elect to mark-to-market the Company's Ordinary Shares, which the Company refers to as a "Mark-to-Market Election," as discussed below. In addition, if the Company were to be treated as a PFIC for taxable years beginning after March 18, 2010, a United States Holder of Ordinary Shares would be required to file annual information returns with the IRS.

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

Pursuant to recently enacted legislation, individuals who are United States Holders (and to the extent specified in applicable Treasury regulations, certain individuals who are Non-United States Holders and certain United States entities) who hold "specified foreign financial assets" (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury regulations).  Specified foreign financial assets would include, among other assets, the Ordinary Shares, unless the Ordinary Shares are held through an account maintained with a United States financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual United States Holder (and to the extent specified in applicable Treasury regulations, an individual Non-United States Holder or a United States entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of United States federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed.  United States Holders (including United States entities) and Non- United States Holders are encouraged consult their own tax advisors regarding their reporting obligations under this legislation.

Bermuda Taxation

As of the date of this document, we are not subject to taxation under the laws of Bermuda and distributions to us by our subsidiaries also are not subject to any Bermuda tax. As of the date of this document, there is no Bermuda income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by non-residents of Bermuda in respect of capital gains realized on a disposition of our Ordinary Shares or in respect of distributions by us with respect to our Ordinary Shares. This does not, however, apply to the taxation of persons ordinarily resident in Bermuda. Bermuda holders should consult their own tax advisors regarding possible Bermuda taxes with respect to dispositions of, and distributions on, our Ordinary Shares.

The Minister of Finance in Bermuda has granted the Company a tax exempt status until March 31, 2035, under which no income taxes or other taxes (other than duty on goods imported into Bermuda and payroll tax in respect of any Bermuda-resident employees) are payable by the Company in Bermuda. If the Minister of Finance in Bermuda does not grant a new exemption or extend the current tax exemption, and if the Bermudian Parliament passes legislation imposing taxes on exempted companies, the Company may become subject to taxation in Bermuda after March 31, 2035.

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

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks, spot market rates for vessels and foreign currency fluctuations. We may enter into Forward Freight Agreements, or FFAs, and futures for trading purposes in order to manage our exposure to the risk of movements in the spot market for certain trade routes and, to some extent, for speculative purposes. In 2011 and 2010, we entered a limited number of FFAs for speculative trading purposes. As of December 31, 2011, the Company had 25 contracts outstanding, compared to 26 contracts in 2010. We recognized a gain of $0.4 million as 'mark to market of derivatives' in 2011, compared to a loss of $0.02 million in 2010. As of December, 31, 2011, we had no unrealized exposure to FFAs. We may also enter into other derivative instruments from time to time for speculative purposes but currently we have not entered into any such agreement. Following the restructuring described in "Item 4. Information on the Company-A. History and Development of the Company," we no longer have any floating rate debt and are no longer exposed to interest rate risk.

As of December 31, 2011, the fair market value of our fixed rate debt was $343.8 million (2010: $505.5 million). If interest rates were to increase or decrease by 1% with all other variables remaining constant, we estimate that the market value of our fixed rate debt would have decreased or increased by approximately $12.7 million and $13.5 million, respectively (2010: decrease by $13.7 million and increase by $14.7 million).

The majority of our transactions, assets and liabilities are denominated in U.S. dollars, our functional currency. Certain of our subsidiaries report in Sterling, Norwegian Kroner or Singapore Dollars and risks of two kinds arise as a result: a transaction risk, that is, the risk that currency fluctuations will have an effect on the value of our cash flows; and a translation risk, which is the impact of currency fluctuations in the translation of foreign operations and foreign assets and liabilities into U.S. dollars in our consolidated financial statements.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.                             DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.                            MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.                             CONTROLS AND PROCEDURES

a)   Disclosure Controls and Procedures

Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this annual report as of December 31, 2011. Based upon that evaluation, the principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective as of the evaluation date.

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

Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

●	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

●
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of Company's management and directors; and

●	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

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

Our management with the participation of our principal executive officer and principal financial officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31, 2011. Based upon that evaluation, the principal executive officer and principal financial officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2011.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers AS., an independent registered public accounting firm, as stated in their report which appears herein.

c)   Attestation Report of Independent Registered Public Accounting Firm

The independent registered public accounting firm that audited the consolidated financial statements, PricewaterhouseCoopers AS, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2011, appearing under Item 18, and such report is incorporated herein by reference.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2011 and 2010 was PricewaterhouseCoopers AS. The following table sets forth for the two most recent fiscal years the fees paid or accrued for audit and services provided by PricewaterhouseCoopers AS.

(in thousands of $)	2011	2010
Audit Fees (a)	1,357	1,020
Audit-Related Fees (b)	—	—
Tax Fees (c)	—	—
All Other Fees (d)	—	—
Total	1,357	1,020

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

Our Board of Directors has adopted pre-approval policies and procedures in compliance with paragraph (c) (7)(i) of Rule 2-01 of Regulation S-X that require the Board to approve the appointment of the independent auditor of the Company before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company. All services provided by the principal auditor in 2011 were approved by the Board pursuant to the pre-approval policy.

ITEM 16D.                          EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.                          PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.                          CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.                         CORPORATE GOVERNANCE

Pursuant to an exception under the NYSE listing standards available to foreign private issuers, we are not required to comply with all of the corporate governance practices followed by U.S. companies under the NYSE listing standards, which are available at www.nyse.com.  Pursuant to Section 303.A.11 of the NYSE Listed Company Manual, we are required to list the significant differences between our corporate governance practices and the NYSE standards applicable to listed U.S. companies. Set forth below is a list of those differences:

●
Independence of Directors. The NYSE requires that a U.S. listed company maintain a majority of independent directors. As permitted under Bermuda law and our bye-laws, two members of our board of directors, Ms. Kate Blankenship and Mr. Tony Curry, are independent according to the NYSE's standards for independence applicable to a foreign private issuer.

●
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

●
Nominating/Corporate Governance Committee.  The NYSE requires that a listed U.S. company have a nominating/corporate governance committee of independent directors and a committee charter specifying the purpose, duties and evaluation procedures of the committee. As permitted under Bermuda law and our bye-laws, we do not currently have a nominating or corporate governance committee.

●
Audit Committee.  The NYSE requires, among other things, that a listed U.S. company have an audit committee with a minimum of three members, all of whom are independent. As permitted by Rule 10A-3 under the Securities Exchange Act of 1934, our audit committee consists of one independent member of our Board, Ms. Kate Blankenship.

●
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

We believe that our established corporate governance practices satisfy the NYSE listing standards.

ITEM 16H. MINE SAFETY DISCLOSURES

Not applicable.

PART III

ITEM 17.                             FINANCIAL STATEMENTS

Not applicable.

ITEM 18.                             FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F-32 are filed as part of this annual report:

ITEM 19.                             EXHIBITS

No.	Description of Exhibit

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

4.2*
Charter Ancillary Agreement between Frontline Ltd and Ship Finance International Limited dated January 1, 2004 incorporated by reference to Exhibit 10.2 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004.

4.3*
Addendum to Charter Ancillary Agreement between Frontline Ltd and Ship Finance International Limited dated June 15, 2004 incorporated by reference to Exhibit 10.3 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004.

4.4*	Form of Performance Guarantee issued by the Company incorporated by reference to Exhibit 10.4 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004.

4.5*	Form of Time Charter incorporated by reference to Exhibit 10.5 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004.

4.6*	Form of Vessel Management Agreements incorporated by reference to Exhibit 10.6 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004.

4.7*	Administrative Services Agreement incorporated by reference to Exhibit 10.7 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004.

4.8*
Contribution Agreement between Frontline Ltd and Golden Ocean Group Limited dated November 29, 2004 incorporated by reference to Exhibit 10.8 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004.

4.9*
Second Supplemental Purchase Agreement between Sealift Ltd., Southwest Tankers Inc., Front Target Inc., Front Traveller Inc., West Tankers Inc., Granite Shipping Ltd., Quadrant Marine Inc. and Frontline Ltd. dated April 27, 2007 incorporated by reference to Exhibit 4.13 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31,  2007.

4.10*	Shareholder's Agreement Relating to Sealift Ltd dated April 27, 2007 incorporated by reference to Exhibit 4.14 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2007.

4.11*
Merger Agreement between Dockwise Limited and Sealift Ltd dated April 27, 2007 incorporated by reference to Exhibit 4.15 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2007.

4.12*	Frontline Ltd Share Option Scheme dated September 25, 2009. Incorporated by reference to Exhibit 4.16 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2010.

4.13*
Management Agreement between Ship Finance International Limited and its subsidiaries and Frontline Management (Bermuda) Ltd, dated November 29, 2007. (Replaces Administrative Services Agreement dated December 31, 2004) incorporated by reference to Exhibit 4.17 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2007.

4.14*
Addendum No. 3 to Charter Ancillary Agreement between Frontline Ltd, Ship Finance International Limited and Frontline Shipping Ltd, dated August 21, 2007 incorporated by reference to Exhibit 4.18 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2007.

4.15*
Addendum No. 1 to Charter Ancillary Agreement between Frontline Ltd., Ship Finance International Limited and Frontline Shipping II Ltd., dated August 21, 2007 incorporated by reference to Exhibit 4.19 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2007.

4.16*
Addendum No. 2 to Charter Ancillary Agreement between Frontline Ltd., Ship Finance International Limited and Frontline Shipping II Ltd., dated March 25, 2010 incorporated by reference to Exhibit 4.21 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2010.

4.17	Addendum No. 7 to Charter Ancillary Agreement between Frontline Ltd., Ship Finance International Limited and Frontline Shipping Ltd., dated December 22, 2011.
4.18	Addendum No. 3 to Charter Ancillary Agreement between Frontline Ltd., Ship Finance International Limited and Frontline Shipping II Ltd., dated December 22, 2011.
4.19	Acquisition Agreement between Frontline Ltd., Frontline 2012 Ltd. and Frontfleet Ltd., dated December 23, 2011.
8.1	Subsidiaries of the Company.

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

13.1	Certification of the Principal Executive Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Principal Financial Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated herein by reference.

101.	INS*	XBRL	Instance Document
101.	SCH*	XBRL	Taxonomy Extension Schema

101.	CAL*	XBRL	Taxonomy Extension Schema Calculation Linkbase
101.	DEF*	XBRL	Taxonomy Extension Schema Definition Linkbase
101.	LAB*	XBRL	Taxonomy Extension Schema Label Linkbase
101.	PRE*	XBRL	Taxonomy Extension Schema Presentation Linkbase

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

Frontline Ltd.
(Registrant)

Date: April 26, 2012	By:	/s/ Inger M. Klemp
	Name:	Inger M. Klemp
	Title:	Principal Financial Officer

Notes to Consolidated Financial Statements	F-8

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Frontline Ltd.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, consolidated statements of comprehensive (loss) income, consolidated statements of cash flows and consolidated statements of changes in equity present fairly, in all material respects, the financial position of Frontline Ltd. and its subsidiaries at December 31, 2011 and December 31, 2010, and the results of their operations and their cash flows for each of the three  years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Controls Over Financial Reporting appearing under item 15(b) of Frontline Ltd.'s Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/PricewaterhouseCoopers AS

PricewaterhouseCoopers AS
Oslo, Norway
April 26, 2012

Frontline Ltd.
Consolidated Statements of Operations for the years ended December 31, 2011, 2010 and 2009
(in thousands of $, except per share data)

	2011	2010	2009
Operating revenues
Time charter revenues	231,224	365,159	486,361
Bareboat charter revenues	47,101	71,370	64,526
Voyage charter revenues	510,808	708,008	565,331
Other income	20,969	20,678	17,068
Total operating revenues	810,102	1,165,215	1,133,286
(Loss) gain on sale of assets and amortization of deferred gains	(307,894)	30,935	3,061
Operating expenses
Voyage expenses and commission	295,787	282,708	219,375
Ship operating expenses	187,010	195,679	206,381
Profit share expense	482	30,566	33,018
Charter hire expenses	65,601	134,551	169,503
Administrative expenses	35,886	31,883	30,647
Impairment loss	121,443	-	-
Depreciation	195,597	212,851	237,313
Total operating expenses	901,806	888,238	896,237
Net operating (loss) income	(399,598)	307,912	240,110
Other income (expenses)
Interest income	3,958	13,432	22,969
Interest expense	(141,497)	(149,918)	(160,988)
Equity losses of unconsolidated subsidiaries and associated companies	(600)	(515)	(544)
Foreign currency exchange gain (loss)	106	622	(346)
Mark to market of derivatives	390	(19)	-
Impairment of securities	-	(9,425)	-
Loss on sale of securities	(3,355)	-	-
Dividends received, net	113	(278)	3,087
Other non-operating items, net	12,005	2,411	1,545
Net other expenses	(128,880)	(143,690)	(134,277)
Net (loss) income before income taxes and noncontrolling interest	(528,478)	164,222	105,833
Income tax expense	(532)	(218)	(361)
Net (loss) income	(529,010)	164,004	105,472
Net income attributable to noncontrolling interest	(591)	(2,597)	(2,771)
Net (loss) income attributable to Frontline Ltd.	(529,601)	161,407	102,701

(Loss) earnings per share attributable to Frontline Ltd. stockholders:
Basic (loss) earnings per share	$(6.80)	$2.07	$1.32
Weighted average shares outstanding, basic	77,859	77,859	77,859
Diluted (loss) earnings per share	$(6.80)	$2.01	$1.32
Weighted average shares outstanding, diluted	77,859	83,803	77,867
Cash dividends per share declared	$0.22	$2.00	$0.90

See accompanying Notes that are an integral part of these Consolidated Financial Statements

Frontline Ltd.
Consolidated Statements of Comprehensive (Loss) Income for the years ended December 31, 2011, 2010 and 2009
(in thousands of $)

	2011	2010	2009
Comprehensive (loss) income, net of tax
Net (loss) income	(529,010)	164,004	105,472
Unrealized (losses) gains from marketable securities	(894)	(11,438)	2,782
Impairment losses reclassified to Statement of Operations	-	9,425	-
Foreign currency translation (losses) gains	(49)	(137)	759
Other comprehensive (loss) income, net of tax	(943)	(2,150)	3,541
Comprehensive (loss) income	(529,953)	161,854	109,013

Comprehensive (loss) income attributable to stockholders of Frontline Ltd.	(530,544)	159,257	106,242
Comprehensive income attributable to noncontrolling interest	591	2,597	2,771
	(529,953)	161,854	109,013

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline Ltd.
Consolidated Balance Sheets as of December 31, 2011 and 2010
(in thousands of $)

	2011	2010
ASSETS
Current Assets
Cash and cash equivalents	160,566	176,639
Restricted cash and investments	100,566	182,091
Marketable securities	685	51,481
Trade accounts receivable, net	46,007	56,316
Related party receivables	15,805	7,225
Other receivables	14,398	17,200
Inventories	40,370	60,115
Voyages in progress	24,449	27,087
Prepaid expenses and accrued income	5,735	8,073
Investment in finance lease	1,824	1,535
Total current assets	410,405	587,762
Long-term assets
Restricted cash	-	62,000
Newbuildings	13,049	224,319
Vessels and equipment, net	312,292	1,430,124
Vessels and equipment under capital lease, net	1,022,172	1,427,526
Investment in unconsolidated subsidiaries and associated companies	27,340	3,408
Deferred charges	1,780	7,426
Investment in finance lease	53,531	55,355
Total assets	1,840,569	3,797,920

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	19,521	173,595
Current portion of obligations under capital leases	55,805	193,379
Related party payables	10,775	33,278
Trade accounts payable	5,707	13,423
Accrued expenses	50,376	72,200
Deferred charter revenue	5,630	6,860
Other current liabilities	19,570	10,842
Total current liabilities	167,384	503,577
Long-term liabilities
Long-term debt	493,992	1,190,763
Obligations under capital leases	957,431	1,336,908
Deferred gains on sales of vessels	6,184	6,440
Other long-term liabilities	2,099	1,195
Total liabilities	1,627,090	3,038,883
Commitments and contingencies
Equity
Share capital (77,858,502 shares outstanding, par value $2.50)	194,646	194,646
Additional paid in capital	225,769	224,245
Contributed surplus	248,360	248,360
Accumulated other comprehensive loss	(4,779)	(3,836)
Retained (deficit) earnings	(463,012)	83,718
Total equity attributable to Frontline Ltd.	200,984	747,133
Noncontrolling interest	12,495	11,904
Total equity	213,479	759,037
Total liabilities and equity	1,840,569	3,797,920

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline Ltd.
Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009
(in thousands of $)

	2011	2010	2009

Net (loss) income	(529,010)	164,004	105,472
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation	195,597	212,851	237,313
Amortization of deferred charges	6,922	1,436	1,282
Loss (gain) from sale of assets (including securities)	311,249	(30,935)	(3,061)
Equity losses of unconsolidated subsidiaries and associated companies	600	515	544
Impairment losses on vessels	121,443	-	-
Unrealized foreign exchange loss (gain)	73	(138)	686
Adjustment of derivatives and securities to market value	-	9,425	-
Other, net	(8,681)	(7,578)	(2,612)
Changes in operating assets and liabilities:
Trade accounts receivable	10,431	(7,777)	15,689
Other receivables	2,800	32,690	(33,441)
Inventories	17,592	(25,021)	7,131
Voyages in progress	2,638	5,271	25,673
Prepaid expenses and accrued income	2,479	6,543	(4,516)
Trade accounts payable	(7,718)	(23,149)	9,541
Accrued expenses	(22,172)	6,786	(6,895)
Deferred charter revenue	(7,794)	(16,929)	(3,382)
Related party balances	(39,208)	(5,873)	(30,658)
Other, net	(388)	(7,210)	2,754
Net cash provided by operating activities	56,853	314,911	321,520
Investing activities
Change in restricted cash	155,581	256,535	75,620
Additions to newbuildings, vessels and equipment	(82,378)	(548,946)	(170,049)
Proceeds from sale of vessels and equipment	200,041	11,061	2,390
Dividends received from associated companies	511	-	-
Investment in associated companies	(25,047)	-	-
Receipts from finance leases and loans receivable	1,535	1,277	-
Proceeds from sale of other assets	46,547	19,839	-
Proceeds from sale of shares in subsidiaries	128,882	100	-
Net cash provided by (used in) investing activities	425,672	(260,134)	(92,039)
Financing activities
Proceeds from long-term debt	72,000	649,729	243,771
Repayments of long-term debt	(256,527)	(169,953)	(267,336)
Payment of obligations under finance leases	(295,501)	(280,579)	(241,198)
Debt fees paid	(1,441)	(4,192)	(2,888)
Cash dividends paid	(17,129)	(155,718)	(70,074)
Net cash (used in) provided by financing activities	(498,598)	39,287	(337,725)
Net (decrease) increase in cash and cash equivalents	(16,073)	94,064	(108,244)
Cash and cash equivalents at beginning of year	176,639	82,575	190,819
Cash and cash equivalents at end of year	160,566	176,639	82,575
Supplemental disclosure of cash flow information:
Interest paid, net of interest capitalized	150,652	165,951	186,873
Income taxes paid	406	563	383

Details of non-cash investing and financing activities in the year ended December 31, 2011 is given in Note 31.

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline Ltd.
Consolidated Statements of Changes in Equity for the years ended December 31, 2011, 2010 and 2009
(in thousands of $, except number of shares)

	2011	2010	2009
NUMBER OF SHARES OUTSTANDING
Balance at beginning and end of the year	77,858,502	77,858,502	77,858,502

SHARE CAPITAL
Balance at beginning and end of the year	194,646	194,646	194,646

ADDITIONAL PAID IN CAPITAL
Balance at beginning of year	224,245	221,991	219,036
Stock option expense	1,524	2,053	2,955
Gain on sale of shares in subsidiary	-	201	-
Balance at end of year	225,769	224,245	221,991

CONTRIBUTED SURPLUS
Balance at beginning and end of year	248,360	248,360	248,360

ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance at beginning of year	(3,836)	(1,686)	(5,227)
Other comprehensive (loss) income	(943)	(2,150)	3,541
Balance at end of year	(4,779)	(3,836)	(1,686)

RETAINED (DEFICIT) EARNINGS
Balance at beginning of year	83,718	78,029	45,402
Net (loss) income	(529,601)	161,407	102,701
Cash dividends	(17,129)	(155,718)	(70,074)
Balance at end of year	(463,012)	83,718	78,029

TOTAL EQUITY ATTRIBUTABLE TO FRONTLINE LTD.	200,984	747,133	741,340
NONCONTROLLING INTEREST
Balance at beginning of year	11,904	9,408	6,637
Net income	591	2,597	2,771
Net liabilities assumed on purchase of noncontrolling interest	-	(101)	-
Balance at end of year	12,495	11,904	9,408

TOTAL EQUITY	213,479	759,037	750,748

See accompanying Notes that are an integral part of these Consolidated Financial Statements

Frontline Ltd.
Notes to the Consolidated Financial Statements

1.	GENERAL

Frontline Ltd. (the "Company" or "Frontline") is an international shipping company incorporated in Bermuda as an exempted company under the Bermuda Companies Law of 1981 on June 12, 1992. The Company is engaged primarily in the operation of oil tankers and oil/bulk/ore, or OBO carriers, which are currently configured to carry dry cargo. The Company owns and leases these vessels. The Company operates oil tankers of two sizes: VLCCs, which are between 200,000 and 320,000 dwt, and Suezmax tankers, which are vessels between 120,000 and 170,000 dwt. The Company operates through subsidiaries and partnerships located in the Bahamas, Bermuda, the Cayman Islands, India, the Isle of Man, Liberia, Norway, the United Kingdom and Singapore. The Company is also involved in the charter, purchase and sale of vessels.

The Company's Ordinary Shares are listed on the New York Stock Exchange, the Oslo Stock Exchange and the London Stock Exchange under the symbol of "FRO".

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

In February 2008, the Company spun off 17.53% of its holding in its subsidiary Independent Tankers Corporation Limited ("ITCL") to Frontline shareholders in conjunction with the listing of ITCL on the Norwegian over-the-counter ("NOTC") market. In August 2010, the Company sold 25% of SeaTeam Singapore Pte Limited ("SeaTeam Management") to Golden Ocean Group Limited for $0.1 million and recognized a gain on sale of $0.2 million in the statement of equity.

The Company completed a restructuring of its business in December 2011. The restructuring included the sale of 15 wholly-owned special purpose companies ("SPCs"), which together owned five VLCC newbuilding contracts, six VLCCs, including one on time charter, and four Suezmax tankers to Frontline 2012 Limited ("Frontline 2012"). The sale of these SPCs resulted in a loss of $307.0 million, which was recorded in 2011 (see Note 4). In addition, the Company obtained agreements with its major counterparts whereby the gross charter payment commitment under existing chartering arrangements on 32 vessels (see Note 17) were reduced.

2	ACCOUNTING POLICIES

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

The Company accounts for all business combinations by the purchase method in accordance with ASC 805. The Company assesses whether it has purchased a business or a group of assets. The Company ascertains the cost of the asset (or net asset) group and allocates that cost to the individual assets (or individual assets and liabilities) that make up the group in accordance with this guidance.  A portion of the cost of the group of assets is then assigned to each individual asset (or assets) acquired on the basis of its fair value.

Investments in companies over which the Company has the ability to exercise significant influence but does not control are accounted for using the equity method. The Company records its investments in equity-method investees in the consolidated balance sheets as "Investment in unconsolidated subsidiaries and associated companies" and its share of the investees' earnings or losses in the consolidated statements of operations as "Share in results of unconsolidated subsidiaries and associated companies". The excess, if any, of purchase price over book value of the Company's investments in equity method investees is included in the accompanying consolidated balance sheets in "Investment in unconsolidated subsidiaries and associated companies".

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

Fees paid on the early redemption of debt in 2010 of $2.7 million have been reclassified in the consolidated statement of cash flows for the year ended December 31, 2010 from Investing Activities to Operating Activities.

Revision of Prior Period Financial Statements
The Company determined that for the year ended December 31, 2010 diluted earnings per share had been improperly calculated because it excluded the dilutive effect of convertible bonds using the "if converted" method of calculation.  The Company does not believe this error was material to the previously issued financial statements but has revised these financial statements to correct the presentation of diluted earnings per share for the year-ended December 31, 2010 from $2.07 as previously reported to $2.01 as revised.

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

Restricted investments consists of deposits in guaranteed investment contracts ("GICs"), which must be maintained in accordance with contractual arrangements and may only be used to pay principal interest on the Company's debt and management fees. The GICs are considered to be investments held to maturity and as such are stated at cost plus accrued interest. When a contract is terminated by the Company, a market value adjustment ("MVA") is added to the value of the investment at the termination date. On January 18, 2011, the Windsor Companies received $3.6 million being the MVA to a GIC for which termination notice was given by the Windsor Companies in December 2010. On March 11, 2011, the Golden State Companies received $8.8 million being the MVA to an investment in a GIC for which termination notice was given by the Golden State Companies in February 2011. The $3.6 million in respect of the Windsor Companies was recorded in 2010 and the $8.8 million in respect of the Golden State Companies was recorded in 2011 in "Other non-operating items, net". At December 31, 2011 no GICs were held.

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

When the terms of a lease are modified, other than by renewing the lease or extending its term, the lease is reassessed as if the new terms where in place at inception of the lease. If this results in a different classification of the lease then the modification is considered a new agreement and accounted for as such from the date the modification came into effect. If the provisions of a capital lease are changed in a way that changes the amount of the remaining minimum lease payments, the present balances of the asset and the obligation are adjusted by an amount equal to the difference between the present value of the future minimum lease payments under the revised or new agreement (computed using the interest rate used to recognize the lease initially) and the present balance of the obligation. Where the provisions of a capital lease contain a floating rate element, such as an index linked rate of hire, then the minimum lease payments are assumed to equal the index at inception of the lease. Any variations in the index, and therefore the payments made, are accounted for as contingent rentals and are taken to the statement of operations in the period in which they become payable or receivable.

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

Vessel residual values – owned vessels and vessels under capital leases
On July 1, 2009, the Company effected a change in estimate related to the estimated scrap rate for all of its owned vessels and for leased vessels where the Company has an interest in the residual value. The scrap rate was amended from an average of $222 per lightweight ton to $281 per lightweight ton for VLCC's and from an average of $378 per lightweight ton to $281 per lightweight ton for Suezmax's. The resulting change in salvage values has been applied prospectively and reduced depreciation by approximately $0.1 million for the six months ended December 31, 2009. This change also resulted in an increase in net income of approximately $0.1 million with no impact in earnings per share for the year ended December 31, 2009.

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

Impairment of long-lived assets
The carrying values of long-lived assets and newbuildings that are held and used by the Company are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Such indicators may include depressed spot rates and depressed second hand tanker values. The Company assesses recoverability of the carrying value of each asset or newbuilding on an individual basis by estimating the future net cash flows expected to result from the asset, including eventual disposal. If the future net undiscounted cash flows are less than the carrying value of the asset, or the current carrying value plus future newbuilding commitments, an impairment loss is recorded equal to the difference between the asset's or newbuildings carrying value and fair value. In addition, long-lived assets to be disposed of are reported at the lower of carrying amount and fair value less estimated costs to sell.

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

Expenses relating to the amendment of a charter party contract are recognized over the remaining period of the contract.

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

(Loss) gain on sale of assets and amortization of deferred gains
(Loss) gain on sale of assets and amortization of deferred gains includes gains or losses from the sale of vessels, sale of subsidiaries, gains from the termination of leases, and the amortization of deferred gains. Gains or losses from the sale of assets are recognized when the vessel has been delivered and all risks have been transferred and are determined by comparing the proceeds received with the carrying value of the vessel. Gains or losses from the sale of subsidiaries are recognized on the date of the transactions and are determined by comparing the proceeds received with the carrying value of the assets and liabilities included in the consolidated financial statements. Gains from the termination of leases are recognized when the lease is effectively terminated and the vessel has been redelivered to the owner. Deferred gains are recorded as Current or Long-term Liabilities as applicable.

Drydocking
Normal vessel repair and maintenance costs are expensed when incurred. The Company recognizes the cost of a drydocking at the time the drydocking takes place, that is, it applies the "expense as incurred" method.

Derivatives
Changes in the fair values of forward freight agreements, which are entered into for speculative purposes, are recognized in "mark to market of derivatives" in the consolidated statements of operations. Assets and liabilities arising from the forward freight agreements are netted in accordance with the agreements such that no amounts are recorded in the balance sheet.

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

Share-based payments
The Company accounts for share based payments in accordance with ASC 718. Accordingly, the Company expenses the fair value of stock options issued to employees over the period in which the options vest.

Earnings per share
Basic EPS is computed based on the income available to common stockholders and the weighted average number of shares outstanding for basic EPS. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

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

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-04 "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs". In general, ASU 2011-04 clarifies the FASB's intent about the application of existing fair value measurement and disclosure requirements, and for many of these requirements the amendments are not intended to result in any change in the application of ASC Topic 820 ("Fair Value Measurement"). At the same time, there are some amendments that do change particular principles or requirements relating to fair value measurement and disclosure.  ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011. Its adoption is not expected to have a material impact on the Company's disclosures or consolidated financial position, results of operations, and cash flows.

In June 2011, the FASB issued ASU 2011-05 "Presentation of Comprehensive Income" in order to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. ASU 2011-05 eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity, and requires entities to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 is effective for fiscal years beginning after December 15, 2011, although early adoption is permitted. Its adoption will affect the presentation of the Company's financial statements, but is not expected to have a material impact on the Company's disclosures or consolidated financial position, results of operations, and cash flows. ASU 2011-05 also included the requirement to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) in which the components of net income and the components of other comprehensive income are presented. Owing to concerns raised about difficulties in its implementation, this latter requirement has been deferred for further consideration, through the issue by the FASB in December 2011 of ASU 2011-12 "Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05".  The Company has chosen to early adopt ASU 2011-5 and present the statement of comprehensive income in two separate consecutive statements.

In December 2011, the FASB issued ASU 2011-11 "Disclosures about Offsetting Assets and Liabilities" in order to standardize the disclosure requirements under US GAAP and IFRS relating to both instruments and transactions eligible for offset in financial statements. ASU 2011-11 is applicable for annual reporting periods beginning on or after January 1, 2013. Its adoption is not expected to have a material impact on the Company's disclosures.

4.	RESTRUCTURING

On December 31, 2011 in conjunction with the board approved restructuring plan, the Company completed the sale of 15 wholly-owned SPCs to Frontline 2012. These SPCs held six VLCCs (including one on time charter), four Suezmax tankers and five VLCC newbuilding contracts. The SPCs were sold at fair market value of $1,120.7 million, which was the average of three independent broker valuations. As part of the transaction, Frontline 2012 assumed the obligation to pay $666.3 million in bank debt related to the vessels and $325.5 million in remaining commitments to the yard under the newbuilding contracts. The transaction is summarized as follows:

(in thousands of $)
Proceeds from sale of shares in subsidiaries	128,882
Outstanding newbuilding installments transferred	325,500
Debt transferred	666,318
Fair market value of assets sold to Frontline 2012	1,120,700
Net book value of vessels sold	(864,865)
Net book value of newbuilding contracts sold	(237,057)
Outstanding newbuilding installments transferred	(325,500)
Legal fees	(250)
Loss on sale	(306,972)

In addition, net working capital balances of $10.5 million were purchased by Frontline 2012. This balance was unpaid at December 31, 2011 and is included in amounts due from related parties.

On December 16, 2011, Frontline 2012 completed a private placement of 100,000,000 new ordinary shares of par value $2.00 per share at a subscription price of $2.85, raising $285.0 million in gross proceeds, subject to certain closing conditions. These conditions were subsequently fulfilled and Frontline 2012 was registered on the Norwegian Over the Counter list, or NOTC, in Oslo on December 30, 2011. The Company was allocated 8,771,000 shares, representing approximately 8.8% of the share capital of Frontline 2012 for which it paid $25.0 million. The Company has accounted for its investment in Frontline 2012 under the equity method (see Note 18). There are no discontinued operations associated with this transaction.

The Company will initially manage Frontline 2012 through its wholly owned subsidiary, Frontline Management (Bermuda) Ltd.. Frontline 2012 plans to establish its own management team in the future.

Following the restructuring, the Company's operating fleet was reduced from 58 vessels to 48 vessels, including the nine vessels owned through ITCL. In addition, newbuilding commitments reduced from $437.9 million to $112.4 million relating to two Suezmax tanker newbuilding contracts. Bank debt was eliminated following a prepayment of a $12.9 million loan associated with a vessel, which was not part of the transaction with Frontline 2012, and the prepayment of ITCL's $33.0 million bank loan.

As part of the restructuring, the Company obtained agreements with its major counterparties to reduce the gross charter payment commitments under existing chartering arrangements by approximately $293 million for the period from January 1, 2012 to December 31, 2015. The Company will compensate the counterparties with 100% of any difference between the renegotiated rates and the actual spot rate up to the original contract rates. Some of the counterparties will receive some additional compensation for earnings achieved above the original contract rates.

5.	SEGMENT INFORMATION

The Company and the chief operating decision maker ("CODM") measure performance based on the Company's overall return to shareholders based on consolidated net income. The CODM does not review a measure of operating result at a lower level than the consolidated group. Consequently, the Company has only one reportable segment: tankers. The tankers segment includes crude oil tanker vessels and OBO or oil/bulk/ore carriers. Both types of vessel are managed as part of this one segment.

The Company's management does not evaluate performance by geographical region as this information is not meaningful.

The Company operates in two markets. We operate in the tanker and drybulk carrier markets as an international provider of seaborne transportation of crude oil and drybulk cargoes. An analysis of revenues from these services is as follows:

(in thousands of $)	2011	2010	2009
Total operating revenues – tanker market	715,893	1,023,733	989,773
Total operating revenues – drybulk carrier market	86,608	136,912	124,983

During the year ended December 31, 2011, the Company reported total revenue from one customer of $171 million, which represented 21% of consolidated operating revenues (2010: one customer, which represented 21% and 2009: one customer, which represented 22%). This was the same customer in each year. No other customers represent more than 10% of consolidated operating revenues for the periods presented.

6.	IMPAIRMENT OF LONG-TERM ASSETS

The Company recorded impairment losses on vessels and equipment of $121.4 million, $nil and $nil for the years ended December 31, 2011, 2010 and 2009, respectively. The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of each of its vessels and equipment may not be recoverable. During the third quarter of 2011, the Company identified five double hull Suezmax tankers built between 1992 and 1996 where they believed that future cash flows for each vessel was less than the carrying value and therefore not fully recoverable. The impairment loss recorded is equal to the difference between the asset's carrying value and estimated fair value. Four of these vessels were disposed of during the fourth quarter of 2011 and one during 2012 (see Note 33).

7.	INCOME TAXES

Bermuda
Under current Bermuda law, the Company is not required to pay taxes in Bermuda on either income or capital gains. The Company has received written assurance from the Minister of Finance in Bermuda that, in the event of any such taxes being imposed, the Company will be exempted from taxation until March 31, 2035.

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

Other Jurisdictions
Certain of the Company's subsidiaries in Singapore, Norway, India, Denmark and the United Kingdom are subject to income tax in their respective jurisdictions. The tax paid by subsidiaries of the Company that are subject to income tax is not material.

The Company does not have any unrecognized tax benefits, material accrued interest or penalties relating to income taxes.

8.	EARNINGS PER SHARE

The computation of basic EPS is based on the weighted average number of shares outstanding during the year and net income attributable to Frontline Ltd. The computation of diluted EPS assumes the exercise of stock options using the treasury stock method and the conversion of convertible bonds using the if-converted method.

The components of the numerator for the calculation of basic EPS and diluted EPS are as follows:

(in thousands of $)	2011	2010	2009
Net (loss) income attributable to Frontline Ltd.	(529,601)	161,407	102,701
Interest expense relating to the convertible bond	-	7,228	-
Diluted net (loss) income attributable to Frontline Ltd.	(529,601)	168,635	102,701

The components of the denominator for the calculation of basic EPS and diluted EPS are as follows:

(in thousands)	2011	2010	2009
Weighted average number of ordinary shares outstanding - basic	77,859	77,859	77,859
Stock options	-	175	8
Convertible bond	-	5,769	-
Weighted average number of ordinary shares outstanding – diluted	77,859	83,803	77,867

At December 31, 2011, the stock options granted by the Company were anti-dilutive as the exercise price was higher than the share price. The convertible bonds were anti-dilutive in 2011 therefore 5,769,231 shares were excluded from the earnings per share calculation.

9.	(LOSS) GAIN ON SALE OF ASSETS AND AMORTIZATION OF DEFERRED GAINS

(Loss) gain on sale of assets and amortization of deferred gains in each of the three years ended December 31 may be summarized as follows;

(in thousands of $)	2011	2010	2009
Net (loss) gain on lease terminations	(21,780)	5,924	3,061
Loss on sale of SPCs to Frontline 2012	(306,972)	-	-
Net gain on sale of vessels	9,271	95	-
Amortization of deferred gains	11,653	24,916	-
Other	(66)	-	-
	(307,894)	30,935	3,061

10.	LEASES

As of December 31, 2011, the Company leased in 35 vessels on long-term time charters and bareboat charters from third parties and related parties.  Three of these long-term charters and bareboat charters are classified as operating leases and 32 as capital leases. In addition, a further four vessels are leased on short-term fixed rate charters, which are classified as operating leases. The Company's long-term capital leases with Ship Finance and special purpose lessor entities are disclosed in Note 17.

Rental expense
Charter hire payments to third parties for certain contracted-in vessels are accounted for as operating leases. The Company is also committed to make rental payments under operating leases for office premises. The future minimum rental payments under the Company's non-cancellable operating leases are as follows:

(in thousands of $)
Year ending December 31,
2012	30,770
2013	5,946
2014	1,607
2015	1,422
2016	-
Thereafter	-
Total minimum lease payments	39,745

Total rental expense for operating leases was $68.1 million, $136.8 million and $171.5 million for the years ended December 31, 2011, 2010 and 2009, respectively.

In January 2011, the Company sold the VLCC Front Shanghai and chartered the vessel, which was renamed the Gulf Eyadah, in on a two year time charter at a rate of $35,000 a day. A gain of $13.8 million was recognized in 2011 and a gain of $7.9 million has been deferred and is being amortized over the remaining period of the charter. In March 2011, the VLCC Front Eagle, which had been classified as a vessel under a capital lease, was purchased and then sold to a third party with delivery in the second quarter of 2011. The Company chartered back this vessel, which was renamed the DHT Eagle, on a two year time charter at a rate of $32,500 per day. A gain of $7.5 million was recognized in 2011 and a gain of $9.5 million has been deferred and is being amortized over the remaining period of the charter. In December 2011, the time charter rate on the Hampstead was reduced with effect from January 1, 2012 from $37,750 to $27,050 until redelivery of the vessel in April 2012. Actual earnings of the Hampstead between $27,050 and $37,750 will be paid as profit sharing expense to the owner.

During 2011 and January 2012, the Company redelivered four vessels which had been chartered in under operating leases from special purpose lessor entities which were established and are owned by independent third parties who provide financing through debt and equity participation. Charterhire expenses for these operating leases were $33.1 million, $37.5 million and $6.0 million for the years ended December 31, 2011, 2010 and 2009, respectively

Rental income
The minimum future revenues to be received on time and bareboat charters which are accounted for as operating leases and other contractually committed income as of December 31, 2011 are as follows:

(in thousands of $)
2012	116,081
2013	65,316
2014	4,294
2015	-
2016	-
Thereafter	-
Total minimum lease payments	185,691

The cost and accumulated depreciation of the vessels leased to third parties as of December 31, 2011 were approximately $1,261.6 million and $542.7 million, respectively, and as of December 31, 2010 were approximately $1,814.3 million and $526.9 million, respectively. None of the vessels currently leased to third parties are leased in on operating leases by the Company.

As of December 31, 2011, the Company leased out 24 of its vessels to third parties on time and bareboat charters with initial periods ranging between four months and six years. 23 of those leases are classified as operating leases and one is classified as an investment in finance lease.

11.	INVESTMENT IN FINANCE LEASE

As of December 31, 2011, one of the Company's vessels was accounted for as a sales-type lease (2010: one). The following lists the components of the investment in sales-type lease as at December 31.

(in thousands of $)	2011	2010
Net minimum lease payments receivable	101,097	112,404
Estimated residual values of leased property (unguaranteed)	20,320	20,320
Less: unearned income	(66,062)	(75,834)
Total investment in sales-type lease	55,355	56,890

Current portion	1,824	1,535
Long-term portion	53,531	55,355
	55,355	56,890

The minimum future gross revenues to be received under the Company's non-cancellable sales-type lease as of December 31, 2011 are as follows:

(in thousands of $)
2012	11,337
2013	11,307
2014	11,307
2015	11,307
2016	11,338
Thereafter	44,501
Total minimum lease revenues	101,097

The counterparty to the lease is a state-owned oil company which the Company has deemed to have a low credit risk.

12.	MARKETABLE SECURITIES

Marketable securities held by the Company are equity securities considered to be available-for-sale securities.

(in thousands of $)	2011	2010
Cost	1,355	85,815
Accumulated other-than-temporary impairment	-	(34,560)
Accumulated net unrealized (loss) gain	(670)	226
Fair value	685	51,481

During 2011, the Company sold all of its securities held in Overseas Shipholding Group Inc. ("OSG") resulting in a loss of $3.4million.

In 2010, an other-than-temporary impairment was recorded against securities held in OSG and the shares were written down to fair value of $49.9 million as of December 31, 2010 resulting in an impairment loss of $9.4 million. This other-than-temporary impairment was recorded in "Impairment of securities". Losses of $2.6 million have been reclassified out of accumulated other comprehensive income into earnings in 2010 in relation to these securities.

Net unrealized (loss) gain on marketable securities included in comprehensive income is $(0.7) million (2010: $0.2 million).

(in thousands of $)	2011	2010	2009
Proceeds from sale of available-for-sale securities	46,547	-	-
Realized loss on sale of securities	3,355	-	-

The cost of sale of available-for-sale marketable securities is calculated on an average cost basis. Realized gains and losses are recorded as gain on sale of securities in the consolidated statement of operations.

13.	TRADE ACCOUNTS RECEIVABLE, NET

Trade accounts receivable are presented net of allowances for doubtful accounts relating to freight and demurrage claims amounting to $4.5 million and $1.1 million as of December 31, 2011 and 2010, respectively.

14.	OTHER RECEIVABLES

(in thousands of $)	2011	2010
Agent receivables	740	1,585
Claims receivables	6,513	6,248
Other receivables	7,145	9,367
	14,398	17,200

Other receivables are presented net of allowances for doubtful accounts amounting to $nil and $nil as of December 31, 2011 and 2010 respectively.

15.	NEWBUILDINGS

The carrying value of newbuildings represents the accumulated costs which the Company has paid by way of purchase installments and other capital expenditures together with capitalized loan interest. Movements in the three years ended December 31, 2011 may be summarized as follows:

(In thousands of $)
Balance at December 31, 2008	454,227
Installments and newbuilding supervision fees paid	147,129
Interest capitalized	22,701
Transfers to Vessels and Equipment	(220,549)
Accrual for newbuilding installments	10,460
Balance at December 31, 2009	413,968
Installments and newbuilding supervision fees paid	294,822
Interest capitalized	14,683
Transfers to Vessels and Equipment	(499,154)
Balance at December 31, 2010	224,319
Installments and newbuilding supervision fees paid	14,676
Interest capitalized	11,111
Cost of vessels assumed by Frontline 2012	(237,057)
Balance at December 31,2011	13,049

During 2011, the Company sold five SPCs, which together owned five VLCC newbuilding contracts, to Frontline 2012 (see Note 4). Interest capitalized in respect of these contracts was $10.4 million of the $11.1 million capitalized in total in 2011.

16.	VESSELS AND EQUIPMENT Movements in the three years ended December 31, 2011 may be summarized as follows:

(in thousands of $)	Cost	Accumulated Depreciation	Net Carrying Value
Balance at December 31, 2008	519,016	(80,855)	438,161
Purchase of vessels and equipment	219	-
Transfers from Newbuildings	220,549	-
Transfers from vessels under capital lease	58,307	-
Other movements	932	(665)
Depreciation	-	(38,809)
Balance at December 31, 2009	799,023	(120,329)	678,694
Purchase of vessels and equipment	207,772	-
Transfers from Newbuildings	499,154	-
Transfers from vessels under capital lease	112,571	-
Other movements	(1,228)	1,145
Depreciation	-	(60,023)
Disposals	(8,452)	491
Balance at December 31, 2010	1,608,840	(178,716)	1,430,124
Purchase of vessels and equipment	56,591	-
Transfers from vessels under capital lease	53,733	-
Disposal of vessels to Frontline 2012	(927,009)	62,144
Disposal of vessels and equipment (excluding to Frontline 2012)	(332,495)	156,560
Other movements	(348)	179
Depreciation	-	(65,744)
Impairment loss	-	(121,443)
Balance at December 31, 2011	459,312	(147,020)	312,292

At December 31, 2011, the Company owned ten vessels, including three vessels owned by subsidiaries accounted for under the equity method (2010: 24 vessels, including three vessels owned by subsidiaries accounted for under the equity method). During 2011, the Company sold ten subsidiaries, each holding one vessel, to Frontline 2012 (see Note 4). Additionally, the Company recorded an impairment loss of $121.4 million during 2011 in respect of five double hull Suezmax tankers (see Note 6) of which four had been sold by December 31, 2011. The Company also sold one vessel and chartered in the vessel from the new owners for two years at a rate of $35,000 per day. One VLCC double hull vessel, which had previously been accounted for as vessel under capital lease was purchased during 2011 for $56.1 million and concurrently sold and chartered back from the new owners at a rate of $32,500 per day. One VLCC double hull vessel, which had previously been accounted for as vessel under capital lease was purchased during 2011.

During 2010, the Company took delivery of two VLCC double hull and four Suezmax double hull newbuildings at a cost of $228.8 million and $270.4 million, respectively, and purchased two secondhand VLCC double hull vessels at a cost of $207.3 million. A further two VLCC double hull vessels, which were previously accounted for as vessels under capital lease, were purchased and one Suezmax single-hull tanker was sold.

17.	VESSELS UNDER CAPITAL LEASE, NET

(in thousands of $)	2011	2010
Cost	2,073,779	2,314,915
Accumulated depreciation	(1,051,607)	(887,389)
Net book value at end of year	1,022,172	1,427,526

Depreciation expense for vessels under capital lease was $129.8 million, $152.8 million and $198.5 million for the years ended December 31, 2011, 2010 and 2009, respectively.

The outstanding obligations under capital leases are payable as follows:

(in thousands of $)
Year ending December 31,
2012	117,558
2013	115,435
2014	114,311
2015	147,155
2016	143,964
Thereafter	804,029
Minimum lease payments	1,442,452
Less: imputed interest	(429,216)
Present value of obligations under capital leases	1,013,236

As of December 31, 2011, the Company held 32 vessels under capital leases (2010: 37 vessels), of which 28 (2010: 31 vessels) are leased from Ship Finance. These leases are for initial terms that range from 8 to 22 years. The remaining periods on these leases at December 31, 2011 range from 3 to 15 years.

Four of these vessels (2010: five) are leased by the Company from special purpose lessor entities which, were established and are owned by independent third parties who provide financing through debt and equity participation. Each entity owns one vessel, which is leased to the Company, and has no other activities. Prior to the adoption of ASC 810, these special purpose entities were not consolidated by the Company. The Company has determined that these entities are variable interest entities. The determination of the primary beneficiary of a variable interest entity requires knowledge of the participations in the equity of that entity by individual and related equity holders. Our lease agreements with the leasing entities do not give us any right to obtain this information and the Company has been unable to obtain this information by other means. Accordingly the Company is unable to determine the primary beneficiary of these leasing entities. As of December 31, 2011, the original cost to the lessor of the assets under such arrangements was $258.0 million (2010: $383.0 million). As of December 31, 2011 and 2010, the Company's residual value guarantees associated with these leases, which represent the maximum exposure to loss, are $36.0 million.

Put options on vessels leased under leases classified as capital leases are recorded as part of the lease's minimum lease payments. Lease liabilities are amortized so that the remaining balance at the date the put option becomes exercisable is equal to the put option amount. An additional liability is recognized based on the amount, if any, by which the put option price exceeds the fair market value of the related vessel. As of December 31, 2011 no such additional liability had arisen. On December 30 2011, the Company agreed to a rate reduction on all these vessels whereby the Company will pay the higher of an index rate and the former rate, subject to a floor rate. Annual renewals which were at the owners option were replaced with a fixed term of January 1, 2012 to December 31, 2015 and the purchase options that the Company had previously held were removed. A profit share payment will be due at the end of the lease based on 25% of the excess of the aggregate of the index rates over the aggregate of the former rate. As a result of the reassessment of leases whereby all four leases remained as capital leases, capital lease obligations have reduced by $29.8 million, with a corresponding reduction in vessels under capital lease in 2011.

The following table discloses information about the Company's activity with these non-consolidated lessor entities in the three year period ended December 31, 2011:

(in thousands of $)	2011	2010	2009
Exercise of purchase option	56,090	-	-
Repayments of principal obligations under capital leases	56,113	20,579	35,215
Interest expense for capital leases	11,248	14,862	27,202

The lessor has options to put these vessels to the Company at the end of the lease term. Gains arising from the sale and leaseback transactions have been deferred and are being amortized over the lease terms.

In March 2011, the Company exercised its option to purchase the VLCC Front Eagle and simultaneously sold the vessel for $67.0 million, with delivery in the second quarter of 2011, and leased back under a two year operating lease. The transaction is accounted for as a sale and leaseback transaction, with a net gain of $17.0 million being deferred and amortized over the period of the charter.

In July, 2011, the lease agreement between Holyrood Shipping Plc, a subsidiary of ITCL, and Dresdner Kleinwort Leasing was terminated and the outstanding lease obligation of $75.7 million was settled in full using restricted cash. The vessel was sold to another subsidiary of ITCL and was, therefore, transferred from leased to owned vessels at net book value.

The Company has five OBO vessels, six double hull Suezmax tankers, and 17 double hull VLCCs  on long-term fixed rate leases with Ship Finance which expire from 2015-2027 dependant upon the age of the vessels. The leases contain no optional termination periods, purchase options or put options.

In conjunction to the leases with Ship Finance, the Company has also entered into charter ancillary agreements whereby the Company agrees to pay Ship Finance a profit sharing payment equal to 20% of the charter revenues earned by the Company in excess of the daily base charterhire paid to Ship Finance. In the year ended December 31, 2011, total profit share due to Ship Finance was $0.5 million (2010: $30.6 million).

In December 2011, the Company and Ship Finance agreed to a rate reduction of $6,500 per day for all vessels leased from Ship Finance under long-term leases for a four year period that commenced on January 1, 2012. The Company paid Ship Finance up front compensation of $106.0 million on December 30, 2011, of which $50.0 million was a non-refundable prepayment of profit share and $56.0 million was a release of restricted cash serving as security for charter payments. The Company will compensate Ship Finance with 100% of any difference between the renegotiated rates and the actual market rate up to the original contract rates. In addition, the profit share above the original threshold rates was increased from 20% to 25%. As a result of this, obligations under capital leases and vessels under capital leases have been reduced by $126.5 million at December 31, 2011. Obligations under capital leases have also been reduced by the $106.0 million compensation payment to Ship Finance.

18.	EQUITY METHOD INVESTMENTS

As of December 31, the Company had the following participation in investments that are recorded using the equity method:

	2011	2010
Front Tobago Shipping Corporation	-	40%
CalPetro Tankers (Bahamas I) Limited	100%	100%
CalPetro Tankers (Bahamas II) Limited	100%	100%
CalPetro Tankers (IOM) Limited	100%	100%
Orion Tankers Ltd.	50%	-
Frontline 2012 Ltd.	8.8%	-

In December 2011, the Company established a joint venture company with Nordic American Tankers Limited, or NATS, Orion Tankers Ltd, or Orion. Orion will act as pool managers for the Orion Suezmax tanker pool that was set up following the Company's withdrawal from the Gemini pool.

In December 2011, Frontline 2012 completed a private placement of 100,000,000 new ordinary shares of $2.00 par value at a subscription price of $2.85, subject to certain closing conditions. These conditions were subsequently fulfilled and Frontline 2012 was registered on the NOTC list in Oslo on December 30, 2011. The Company was allocated 8,771,000 shares, representing approximately 8.8% of the share capital of Frontline 2012, for which it paid $25.0 million. The Company will equity account Frontline 2012 as the Company is deemed to have the ability to exercise significant influence over Frontline 2012 since the Company and Frontline 2012 have two common directors, and Hemen Holding Ltd., which is the principal shareholder in the Company is also the principal shareholder in Frontline 2012.

Liquidation proceedings were initiated in 2008 on Front Tobago Shipping Corporation, the Company's joint venture with Euronav. In October 2011, a dividend of $0.5 million was received and Front Tobago Shipping Corporation was liquidated.

Dividends of $0.5 million were received from equity method investees in the year ended December 31, 2011 (2010 and 2009: $nil)

The Company has determined it is not the primary beneficiary of the variable interest entities, CalPetro Tankers (Bahamas I) Limited ("CalPetro BI"), CalPetro Tankers (Bahamas II) Limited ("CalPetro BII") and CalPetro Tankers (IOM) Limited ("CalPetro IOM"), and as such, these entities are being accounted for under the equity method. These companies were incorporated in 1994 for the purpose of acquiring three oil tankers from Chevron Transport Corporation ("Chevron") and concurrently charter these vessels back to Chevron on long-term charter agreements. The companies were acquired by Independent Tankers Corporation ("ITC"), a wholly owned subsidiary of ITCL, which in turn is an 82.47% owned subsidiary of the Company. The Company does not guarantee the debt of these entities and the net assets of the three entities that are not consolidated total $2.2 million (2010: $2.8 million). The Company's exposure is limited to its share of the net assets of these three entities while the Chevron charters are still in place.

Summarized financial statements of investees of which the Company has determined it is not the primary beneficiary and accounts for under the equity method as of December 31, is as follows:

(in thousands of $)	2011	2010
Current assets	16,142	17,792
Non current assets	25,038	34,975
Current liabilities	10,438	10,611
Non current liabilities	28,577	38,103

(in thousands of $)	2011	2010	2009
Net operating revenues	3,295	4,115	5,047
Net operating income	2,912	3,811	4,694
Net loss	(600)	(515)	(544)

19.	DEFERRED CHARGES

(in thousands of $)	2011	2010
Debt arrangement fees	11,836	10,560
Accumulated amortization	(10,056)	(3,134)
	1,780	7,426

Debt arrangement fees of $4.9 million relating to the credit facilities that were assumed by Frontline 2012 (see Note 4) were written off during 2011 as loan interest expense.

20.	ACCRUED EXPENSES

(in thousands of $)	2011	2010
Voyage expenses	27,676	33,569
Ship operating expenses	6,261	11,423
Administrative expenses	4,082	4,799
Interest expense	12,322	18,554
Taxes	-	81
Other	35	3,774
	50,376	72,200

21.	OTHER CURRENT LIABILITIES

(in thousands of $)	2011	2010
Accrued charter hire	600	51
Deferred gain on sale and leaseback	16,352	-
Other	2,618	10,791
	19,570	10,842

22.	DEBT

(in thousands of $)	2011	2010
U.S. dollar denominated floating rate debt due through 2020	-	834,659
U.S. dollar denominated fixed rate debt:
4.5% convertible bond due 2015	225,000	225,000
7.84% to 8.04% First Preferred Mortgage Term Notes due 2019 and 2021	288,137	303,289
Total U.S. dollar floating rate and fixed rate debt	513,137	1,362,948
Credit facilities	376	1,410
Total debt	513,513	1,364,358
Less: current portion of long-term debt	(19,521)	(173,595)
	493,992	1,190,763

Movements in debt during 2011 maybe summarized as follows:

(in thousands of$)	U.S. dollar floating rate debt (including credit facilities)	U.S. dollar fixed rate debt	Total Debt
Balance at December 31, 2010	836,069	528,289	1,364,358
Drawdowns	72,000	-	72,000
Loan repayments	(241,375)	(15,152)	(256,527)
Assumed by Frontline 2012	(666,318)	-	(666,318)
Balance at December 31, 2011	376	513,137	513,513

The outstanding debt as of December 31, 2011 is repayable as follows:

(in thousands of $)
Year ending December 31,
2012	19,521
2013	20,700
2014	22,376
2015	249,174
2016	26,134
Thereafter	175,608
513,513

The weighted average interest rate for floating rate debt denominated in U.S. dollars was nil as of December 31, 2011 (2010: 3.20%).

In July and August 2008, ITCL purchased three tranches of the Windsor Petroleum Transport Corporation 7.84% term notes on the open market. The bonds that were repurchased have not been cancelled. The term notes above have been presented net of the bonds owned by ITCL.

U.S. DOLLAR DENOMINATED FLOATING RATE DEBT

$420.0 million term loan facility
In June 2008, the Company entered into a $420.0 million pre- and post-delivery secured term loan facility with an interest rate of LIBOR plus a margin that matures in 2017. The proceeds of the facility were used to partially fund the acquisition of two VLCC double hulls and four Suezmax double hulls. This debt was assumed by Frontline 2012 as part of the consideration for the SPCs purchased in December 2011 (see Note 4).

$180.0 million term loan facility
In September 2008, the Company entered into a $180.0 million secured term loan facility with an interest rate of LIBOR plus a margin that matures in September 2013. The proceeds of the facility were used to partially fund the acquisition of five Suezmax double hulls. Four of these vessels were sold in 2011 and the facility was fully repaid as at December 31, 2011.

$146.4 million term loan facility
In May 2009, the Company entered into a $146.4 million pre- and post-delivery secured term loan facility with an interest rate of LIBOR plus a margin that matures in 2020. The proceeds of the facility were used to partially fund the acquisition of two VLCC double hulls. This debt was assumed by Frontline 2012 as part of the consideration for the SPCs purchased in December 2011 (see Note 4).

$33.0 million loan facility
In June 2009, ITCL entered into a $33.0 million secured loan facility with an interest rate of LIBOR plus a margin. This facility was extended for two further one year periods on June 30, 2010 and 2011 and was fully repaid as at December 31, 2011.

$200.0 million term loan facility
In June 2010, the Company entered into a $200.0 million secured term loan facility with an interest rate of LIBOR plus a margin that matures in 2015. The proceeds of the facility were used to fund the acquisition of two VLCC double hulls and re-finance one further VLCC double hull. One of the vessels was sold in 2011 and the debt associated with the vessel of $52.2 million was repaid during the year. The remaining debt was assumed by Frontline 2012 as part of the consideration for the SPCs purchased in December 2011 (see Note 4).

$20.0 million term loan facility
In December 2010, the Company entered into a $20.0 million secured term loan facility that matures in 2013. During 2011 no drawdown had taken place and the commitment was cancelled.

$147.0 million term loan facility
In December 2010, the Company entered into a $147.0 million pre- and post-delivery secured term loan facility with an interest rate of LIBOR plus a margin that matures in 2017. During 2011 $72 million was drawn down to fund two newbuilding VLCC double hulls. The remaining debt was assumed by Frontline 2012 as part of the consideration for the SPCs purchased in December 2011 (see Note 4).

U.S. DOLLAR DENOMINATED FIXED RATE DEBT

4.5% Convertible Bonds due 2015
On March 26, 2010, the Company announced the private placement of $225 million of convertible bonds and the offering of the bonds closed on April 14, 2010. The senior, unsecured convertible bonds have an annual coupon of 4.50%, which is paid quarterly in arrears and had a conversion price of $39.00. The bonds may be converted to the Company's Ordinary Shares by the holders at anytime up to 10 banking days prior to April 14, 2015. The reference price has been set at $29.7784 (NOK 180.0045). The applicable USD/NOK exchange rate has been set at 6.0448. The Company declared a dividend of $0.75 per share on May 21, 2010. The conversion price was adjusted from $39.00 to $38.0895 effective June 2, 2010 which was the date the shares traded ex-dividend. The Company declared a dividend of $0.75 per share on August 27, 2010. The conversion price was adjusted from $38.0895 to $37.0483 per share effective September 8, 2010, which was the ex-dividend date. There was no adjustment to the conversion price for the dividend of $0.25 per share, which was paid on December 21, 2010. There is no adjustment to the conversion price where such adjustment would be less than 1% of the conversion price then in effect and any adjustment not required to be made shall be carried forward and taken into account in any subsequent adjustment. On February 22, 2011 the Company announced a dividend of $0.10 per share. The conversion price was adjusted from $37.0483 to $36.5567 per share effective March 7, 2011, which was the ex-dividend date. The company declared a dividend of $0.10 per share and $0.02 per share on May 24 and August 25, 2011 respectively. The bonds will be redeemed at 100% of their principal amount and will, unless previously redeemed, converted or purchased and cancelled, mature on April 14, 2015.

The Company has a right to redeem the bonds at par plus accrued interest at any time during the term of the loan, provided that 90% or more of the bonds issued shall have been redeemed or converted to shares. 6,154,822 new shares would be issued, if the bonds were converted at the current price of $36.5567.

First Preferred Mortgage Term Notes
ITCL is the holding company for three separate structures involved in financing and leasing transactions. One of these structures has Serial Notes which matured in 2010 and all of these structures have First Preferred Mortgage Term Notes maturing between 2015 and 2021. The Notes are collateralized by first preferred mortgages on the vessels owned by the ITCL subsidiaries. As of December 31, 2011, the effective interest rate for the Term and Serial Notes was 7.91% (2010 - 7.91%).

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

(in thousands of $) Year ending December 31,
2012	19,145
2013	20,700
2014	22,376
2015	24,174
2016	26,134
Thereafter	175,608
Total minimum lease revenues	288,137

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

8.52% First Preferred Mortgage Term Notes
Principal is repayable on the 8.52% First Preferred Mortgage Term Notes due 2015 in accordance with a remaining four year sinking fund schedule. Of the four entities reporting these term notes, only one entity, CalPetro BIII is consolidated as the remaining three entities are accounted for under the equity method. The term notes in the balance sheet of CalPetro BIII were repaid in full in 2010 following the sale of the Front Voyager at par value plus a make whole premium of $2.1 million, which was recorded in "Other non-operating items, net".

Assets pledged

(in thousands of $)	2011	2010
Vessels and newbuildings	298,491	1,652,205
Restricted cash and investments (excluding amounts held in charter service reserve)	99,303	182,091

23.	SHARE CAPITAL

Authorized share capital:
(in thousands of $, except share data)	2011	2010
125,000,000 ordinary shares of $2.50 each	312,500	312,500

Issued and fully paid share capital:
(in thousands of $, except per share data)	2011	2010
77,858,502 ordinary shares of $2.50 each (2010: 77,858,502)	194,646	194,646

The Company's Ordinary Shares are listed on the New York Stock Exchange, the Oslo Stock Exchange and the London Stock Exchange.

In September 2008, the Company's shareholders at the Annual General Meeting approved a stock split which would result in authorized share capital of 625,000,000 Ordinary Shares of $0.50 per share. No record date was set for the stock split and the stock split had not taken place at December 31, 2011.

24.	ACCUMULATED OTHER COMPREHENSIVE LOSS

The activity in Accumulated Other Comprehensive Loss is summarized as follows:
(in thousands of$)	Unrealized investment (losses) gains	Translation adjustments	Total
Balance at December 31, 2008	(543)	(4,684)	(5,227)
Translation adjustment for year	-	759	759
Net unrealized gains for the year	2,782	-	2,782
Balance at December 31, 2009	2,239	(3,925)	(1,686)
Translation adjustment for year	-	(137)	(137)
Net unrealized losses for the year	(11,438)	-	(11,438)
Other-than-temporary impairment transferred to Statement of Operations	9,425	-	9,425
Balance at December 31, 2010	226	(4,062)	(3,836)
Translation adjustment for the year	-	(49)	(49)
Net unrealized losses for the year	(894)	-	(894)
Balance at December 31,2011	(668)	(4,111)	(4,779)

25.	SHARE OPTION PLANS

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

The Company had previously granted 760,000 options of which 142,000 had been forfeited prior to vesting. During 2009, the remaining 618,000 options were cancelled and concurrently replaced with new options. As prescribed by ASC 718, this has been accounted for as a modification of previous award of equity instruments. In addition, a further grant of options for 45,000 shares was awarded in 2009. In April 2011, the Company granted 145,000 share options to directors and employees. The options have a five year term and vest equally over three years from the date of grant.

The fair value of the option modification and of newly granted option awards is estimated on the date of grant or modification using a Black-Scholes option valuation model with the following assumptions:

	2011	2009
Risk free interest rate	1.35%	1.35%
Expected life	3.5 years	3.5 years
Expected volatility	62.27%	61%
Expected dividend yield	0%	0%

The risk-free interest rate was estimated using the interest rate on three-year U.S. treasury zero coupon issues.  The volatility was estimated using historical share price data.  The dividend yield has been estimated at 0% as the exercise price is reduced by all dividends declared by the Company from the date of grant to the exercise date.   It is assumed that 95% of all options granted in 2009 and 2011 will vest.

The following summarizes share option transactions related to the Frontline Scheme:

(in thousands)	Number of Options	Weighted Average Exercise Price
Options outstanding as of December 31, 2008	625.0	NOK 208.78
Granted	663.0	NOK 145.00
Forfeited	(7.0)	NOK 205.42
Cancelled	(618.0)	NOK 203.94
Options outstanding as of December 31, 2009	663.0	NOK 144.16
Exercised	(2.3)	NOK 131.65
Forfeited	(10.0)	NOK 133.71
Options outstanding as of December 31, 2010	650.7	NOK 131.65
Granted	145.0	NOK 131.10
Exercised	(6.7)	NOK 132.71
Forfeited	(49.3)	NOK 130.36
Options outstanding as of December 31, 2011	739.7	NOK 130.46

Exercisable options as at:
December 31, 2011	396.5	NOK 130.46
December 31, 2010	219.0	NOK 131.65
December 31, 2009	Nil	Nil

The weighted average exercise price is adjusted for dividends in accordance with the terms of the plan. The weighted average remaining contractual term for the options outstanding and exercisable at December 31, 2011, 2010 and 2009, is 3.0 years, 3.8 years and 4.8 years, respectively.

The total fair value of share options vested in the years ended December 31, 2011, 2010 and 2009 was $1.8 million, $2.0 million and $nil, respectively.

The weighted average grant-date fair value of options granted during 2011 is $10.42 (2010: $nil per share, 2009: $9.92). The weighted average modification-date fair value of options modified in 2011 is $nil (2010: $nil, 2009: $3.10).

The intrinsic value of share options exercised in the years ended December 31, 2011, 2010 and 2009 was $0.04 million, $nil and $nil, respectively.

As at December 31, 2011, the intrinsic value of both outstanding and exercisable share options was $nil (2010: $2.1 million)

As of December 31, 2011, there was $1.1 million (2010: $1.3 million) in unrecognized compensation cost related to non-vested options granted under the Frontline Scheme. The unrecognized compensation expense is to be recognized over a weighted average period of 1.8 years in accordance with vesting conditions, all of which relates to unvested options. Compensation expense recognized in the years ended December 31, 2011, 2010 and 2009 was $1.6 million, $2.1 million and $3.0 million, respectively.

26.	FINANCIAL INSTRUMENTS

Foreign currency risk
The majority of the Company's transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. Certain of the Company's subsidiaries report in Sterling, Singapore dollars, Danish or Norwegian kroner and risks of two kinds arise as a result:

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

Forward freight agreements
During 2011, the Company entered into forward freight agreements for speculative purposes. As of December 31, 2011, the Company had 25 contracts outstanding (2010: 26). The Company recorded a gain on forward freight agreements of $0.4 million in 2011 (2010: $0.02 million loss), which is included in "mark to market of derivatives".

Fair Values
The carrying value and estimated fair value of the Company's financial instruments as of December 31, 2011 and 2010 are as follows:
	2011		2010
(in thousands of $)	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:
Cash and cash equivalents	160,566	160,566	176,639	176,639
Restricted cash and investments	100,566	100,566	244,091	252,891
Marketable securities	685	685	51,481	51,481
Liabilities:
7.84% to 8.04% First Preferred Mortgage Term Notes	288,137	249,293	303,289	291,368
4.5% Convertible Bond	225,000	94,500	225,000	214,103

The estimated fair value of financial assets and liabilities are as follows:

(in thousands of $)	2011 Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	160,566	160,566	-	-
Restricted cash and investments	100,566	100,566	-	-
Marketable securities	685	685	-	-
Liabilities:
7.84% to 8.04% First Preferred Mortgage Term Notes	249,293	-	249,293	-
4.5% Convertible Bond	94,500	-	94,500	-

(in thousands of $)	2010 Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	176,639	176,639	-	-
Restricted cash and investments	252,891	252,891	-	-
Marketable securities	51,481	51,481	-	-
Liabilities:
7.84% to 8.04% First Preferred Mortgage Term Notes	291,368	108,819	182,549	-
4.5% Convertible bond	214,103	-	214,103	-

The following methods and assumptions were used to estimate the fair value of each class of financial instrument;

Cash and cash equivalents – the carrying values in the balance sheet approximate their fair value.

Restricted cash and investments – the fair value at December 31, 2010 includes the market value adjustment received by the Company in March 2011. This market value adjustment was not recognized in 2010 and was not, therefore, included in the carrying value of restricted cash and investments. At December 31, 2011 the balance relates entirely to restricted cash.

Marketable securities – the fair values are based on quoted market prices.

At December 31, 2011 the estimated fair values of the 7.84% and 8.04% First Preferred Mortgage Term Notes are based on the market price achieved in the last significant trading of the notes, adjusted for movements in the fixed income markets up to the year end (level two per ASC Topic 820). At December 31, 2010, the estimated fair value of the 8.04% First Preferred Mortgage Term Notes was disclosed as level one per ASC Topic 820 as it was based on quoted market prices. Trading of these notes was less active during 2011 and the Company now considers these to be level two.

Convertible bond – quoted market prices are not available, however the bonds are traded "over the counter" and the fair value of bonds is based on the market price on offer at the year end.

Assets Measured at Fair Value on a Nonrecurring Basis
The Company recorded an impairment loss of $121.4 million in 2011 in respect of five double hull Suezmax tankers (see Note 6). At December 31, 2011, one of these vessels, Front Alfa, was measured at fair value on a nonrecurring basis of $11.9 million, which was determined using level 2 inputs.

Concentrations of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Skandinaviska Enskilda Banken, or SEB, The Bank of New York, DnB Nor Bank ASA and Nordea Bank Norge, or Nordea. There is a concentration of credit risk with respect to restricted cash to the extent that substantially all of the amounts are carried with SEB, Nordea, The Bank of New York and HSBC. However, the Company believes this risk is remote.

27.	RELATED PARTY TRANSACTIONS

The majority of the Company's leased vessels are leased from Ship Finance and under a Charter Ancillary Agreement; Ship Finance is entitled to a share of 20% of the Company's earnings on these leased vessels. A summary of leasing transactions with Ship Finance during the years ended December 31, 2011, 2010 and 2009 is as follows:

(in thousands of $)	2011	2010	2009
Charter hire paid (principal and interest)	354,822	289,578	331,534
Lease termination fees (expense) income	(17,104)	2,435	2,386
Compensation paid on lease amendment	106,000	-	-
Profit share expense	482	30,566	33,018
Remaining lease obligation	926,821	1,289,897	1,462,753

A summary of net amounts earned (incurred) from related parties, excluding the Ship Finance lease related balances above, for the years ended December 31, 2011, 2010 and 2009 are as follows:

(in thousands of $)	2011	2010	2009
Seatankers Management Co. Ltd	1,008	1,092	1,126
Golar LNG Limited	1,002	1,310	156
Golar LNG Energy Limited	-	88	-
Ship Finance International Limited	4,660	2,490	2,347
Golden Ocean Group Limited	5,492	6,138	4,253
Geveran Trading Co Ltd	-	-	(405)
Bryggegata AS	(1,494)	(1,368)	(1,300)
Arcadia Petroleum Limited	34,977	34,211	42,264
Seadrill Limited	1,076	426	322
Archer Limited (formerly Seawell)	906	166	126
Deep Sea Supply Plc	168	132	32
Aktiv Kapital ASA	136	83	63
VTN Shipping Inc	17,051	-	-
Orion Tankers Ltd	24	-	-
CalPetro Tankers (Bahamas I) Limited	63	47	45
CalPetro Tankers (Bahamas II) Limited	63	47	45
CalPetro Tankers (IOM) Limited	63	47	45

Net amounts earned from related parties comprise charterhire, office rental income and management, technical and commercial advisory, newbuilding supervision and technical management, corporate and administrative service income and interest income. Net expenses paid to related parties comprise primarily of rental for office space.

A summary of balances with related parties as at December 31, 2011 and 2010 is as follows:

(in thousands of $)	2011	2010
Receivables
Ship Finance International Limited	1,138	1,947
Seatankers Management Co. Ltd	168	-
Archer Ltd (formerly Seawell)	632	51
Golar LNG Limited	610	404
Golar LNG Energy Limited	-	11
Northern Offshore Ltd	13	13
Golden Ocean Group Limited	1,272	1,075
Seadrill Limited	841	109
Frontline 2012 Ltd	10,469	-
CalPetro Tankers (Bahamas I) Limited	57	20
CalPetro Tankers (Bahamas II) Limited	57	20
CalPetro Tankers (IOM) Limited	57	20
Deep Sea Supply Plc	68	2
Aktiv Kapital Ltd	67	-
Arcadia Petroleum Limited	356	3,553
	15,805	7,225

(in thousands of $)	2011	2010
Payables
Ship Finance International Limited	(9,209)	(31,448)
Seatankers Management Co. Ltd	(550)	(676)
Golar LNG Limited	(106)	(97)
Golden Ocean Group Limited	(910)	(1,057)
	(10,775)	(33,278)

Receivables and payables with related parties comprise unpaid management, technical advisory, newbuilding supervision and technical management, administrative service and rental charges and charterhire payments.  In addition, certain payables and receivables arise when the Company pays an invoice on behalf of a related party and vice versa.  The payable with Ship Finance also includes unpaid profit share and a lease termination fee. Receivables and payables with related parties are generally settled quarterly in arrears with the exception of profit share due to Ship Finance which is settled annually.

Ship Finance International Limited, Golar LNG Limited, Northern Offshore Ltd, Seadrill Limited, Bryggegata AS, Golden Ocean Group Limited, Arcadia Petroleum Limited ("Arcadia"), Geveran Trading Co Ltd ("Geveran"), Deep Sea Supply Plc ("Deep Sea"), Aktiv Kapital ASA, Archer Limited ("formerly Seawell"), Farahead Holdings Limited ("Farahead"), Seatankers Management Co. Ltd and Frontline 2012 are each subject to the significant influence or indirect control of Mr. Fredriksen, the Company's Chairman and Chief Executive Officer. CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited, CalPetro Tankers (IOM) Limited, Frontline 2012 Ltd. and Orion Tankers Ltd. are equity accounted.

The Company earned freights on chartering vessels to Arcadia in the amount of $34.6 million (2010: $33.9 million).

The Company received termination payments from Ship Finance in the aggregate amount of $5.3 million in respect of the lease terminations for Front Ace and Ticen Sun (ex-Front Highness) and made termination payments to Ship Finance in 2011 in the aggregate amount of $14.3 million in respect of the lease terminations for Front Leader and Front Breaker. A lease termination payment of $8.1 million in respect of the lease termination for Front Striver was paid to Ship Finance in 2012.

In September 2011, the Company negotiated the early termination of bareboat charters on three single hull VLCCs, Titan Orion (ex-Front Duke), Titan Aries (ex-Edinburgh) and Ticen Ocean (ex-Front Lady), which are being chartered in from Ship Finance. These three vessels have been sold by Ship Finance with expected delivery during 2012 and 2013. The Titan Orion (ex-Front Duke) was delivered, and the charter party with Ship Finance was terminated, on March 27, 2012. Under the terms of the early termination of the bareboat charters, Ship Finance will pay the Company a termination fee in accordance with the charter ancillary agreement. The costs of terminating the charter to the third party of $1.8 million per vessel will be borne by both Ship Finance and Frontline in line with the original profit sharing arrangement.

In October 2011, the Company sold the double hull Suezmax tanker, Front Hunter, to VTN Shipping Inc., a wholly owned subsidiary of Farahead Holdings Limited, and recognized a gain of $0.05 million in the fourth quarter of 2011.

In December 2011, Frontline completed a restructuring of the Company (see Note 4) in which 15 subsidiaries were sold to Frontline 2012 Ltd, a related company that Frontline owns 8.8% of the share capital. At December 31, 2011, $10.5 million remains outstanding for working capital balances.

In December 2011, the Company and Ship Finance agreed to a rate reduction of $6,500 per day for all vessels leased from Ship Finance under long-term leases for a four year period that commenced on January 1, 2012. The Company paid Ship Finance up front compensation of $106.0 million on December 30, 2011, of which $50.0 million was a non-refundable prepayment of profit split and $56.0 million was a release of restricted cash serving as security for charter payments. The Company will compensate Ship Finance with 100% of any difference between the renegotiated rates and the actual market rate up to the original contract rates. In addition, the profit share above the original threshold rates was increased from 20% to 25%.

In February 2010, the Company purchased the VLCC, Front Vista (renamed Dewi Maeswara), from Ship Finance for $58.5 million. The Front Vista (renamed Dewi Maeswara) had been chartered in by the Company. Due to the termination of the charter, a compensation fee of $0.4 million was paid to Ship Finance.

In March 2010, the Company made certain amendments to the charter agreements with Ship Finance relating to 31 double hull crude oil tankers and OBO carriers, which resulted in our restricted cash deposits being reduced in exchange for a guarantee from us for the payment of charterhire. Withdrawals from these restricted cash deposits was prohibited. Restricted cash deposits held in respect of the Ship Finance charter reserves decreased by $111.7 million resulting from amendments to the charter agreements and $10.6 million due to reserves no longer required for two vessels. We also made an advance payment of charterhire less operating expenses of $72.8 million covering part of the payments due to Ship Finance over the six months from March 2010.

In March 2010, Ship Finance sold the single hull vessel Golden River to a third party and as a result, terminated the Company's long-term lease for the vessel. The Company received a termination payment of $2.9 million.

In August 2010, Frontline sold 25% of SeaTeam Management to Golden Ocean Group Limited for $0.1 million and recognized a gain on sale of $0.2 million in the statement of equity. In addition, SeaTeam Management received a loan $0.5 million from Golden Ocean Group Limited, which is repayable over a term of five years and bears interest at 2.5% per annum.

In September 2009, Ship Finance sold the single hull vessel Front Duchess to a third party and as a result, terminated the Company's long-term lease for the vessel. The Company received a termination payment of $2.4 million and recorded a net gain of $3.1 million as a gain on sale of assets.

In March 2009, a wholly owned subsidiary of the Company and Ship Finance amended their charter ancillary agreement whereby the charter service reserve totaling $26.5 million relating to vessels on charter from Ship Finance may be in the form of a loan to Ship Finance. In March 2009, a loan in the amount of $26.5 million with an interest rate of LIBOR plus a margin was drawn down by Ship Finance. The loan was repaid in 2010.

Geveran acted as a guarantor for two loan facilities taken out by ITCL that expired in July and August 2009. Geveran received an annual fee of 2% of the drawndown facility for acting as guarantor. Both of these facilities have since been fully repaid.

28.	DISPOSAL OF ASSETS

In September 2009, Ship Finance sold the single hull vessel Front Duchess to a third party and as a result, terminated the Company's long-term lease for the vessel. The Company received a termination payment of $2.4 million and recorded a net gain of $3.1 million as a gain on sale of assets.

In February 2010, the Company purchased the VLCC, Front Vista (renamed Dewi Maeswara), from Ship Finance for $58.5 million. The Front Vista had been chartered in by the Company. Due to the termination of the charter, a compensation fee of $0.4 million was paid to Ship Finance. In March 2010, the Company sold the Front Vista (renamed Dewi Maeswara). The sale price of $60.0 million will be settled in the payment of installments over a 10 year period and the transaction has been recorded as an investment in a sales type lease.

In March 2010, Ship Finance sold the single hull vessel Golden River to a third party and as a result, terminated the Company's long-term lease for the vessel. The Company received a termination payment of $2.9 million.

In April 2010, the Company sold the Front Voyager for $8.3 million and recognized a net gain of $0.1 million.

In January 2011, the Company sold the VLCC Front Shanghai for $91.2 million. The vessel was simultaneously leased in on a two year time charter. A gain of $13.8 million was recognized in 2011 and a deferred gain of $7.9 million is being amortized over the remaining period of the charter.

In February 2011, Ship Finance sold the single hull vessel Ticen Sun (ex-Front Highness) to a third party and terminated the operating lease with the Company for the vessel. The Company received a termination payment of $2.9 million and recorded a gain of $2.9 million in 2011.

In March 2011, Ship Finance sold the single hull vessel Front Ace to a third party and terminated the operating lease with the Company for the vessel. The Company received a termination payment of $2.4 million and recorded a gain of $2.4 million in 2011.

In March 2011, the Company exercised its option to purchase the VLCC Front Eagle, which was recorded as a vessel held under capital lease. The vessel was simultaneously sold for $67.0 million, with delivery in the second quarter of 2011, and leased in under a two year operating lease. A gain of $7.5 million was recognized in 2011 and a deferred gain of $9.5 million is being amortized over the remaining period of the charter.

In April 2011, Ship Finance sold the OBO carrier Front Leader to a third party and as a result, terminated the Company's long-term lease for the vessel. The Company made a termination payment of $7.7 million. A loss on disposal of $9.3 million was recognized in 2011.

In May 2011, Ship Finance sold the OBO carrier Front Breaker to a third party and as a result, terminated the Company's long-term lease for the vessel. The Company made a termination payment of $6.6 million. A loss on disposal of $8.5 million was recognized in 2011.

In October 2011, Ship Finance sold the OBO carrier Front Striver to a third party and as a result, terminated the Company's long-term lease for the vessel. The Company made a termination payment of $8.1 million in 2012. A loss on disposal of $9.2 million was recognized in 2011.

In October 2011, the Company sold the Suezmax Front Fighter to an unrelated third party and recognized a loss of $0.1 million in the fourth quarter of 2011. An impairment loss for this vessel of $27.1 million was recorded in the third quarter of 2011.

In November 2011, the Company sold the Suezmax Front Hunter to a related party and recognized a gain of $0.05 million in the fourth quarter of 2011. An impairment loss for this vessel of $30.6 million was recorded in the third quarter of 2011.

In December 2011, the Company sold the Suezmax Front Delta to an unrelated third party and recognized a gain of $0.01 million in the fourth quarter of 2011. An impairment loss for this vessel of $18.5 million was recorded in the third quarter of 2011.

In December 2011, the Company sold the Suezmax Front Beta to an unrelated third party and recognized a loss of $0.4 million in the fourth quarter of 2011. An impairment loss for this vessel of $20.4 million was recorded in the third quarter of 2011.

In December 2011, the Company sold 15 wholly-owned SPCs, which together owned six VLCCs (Front Kathrine, Front Queen, Front Eminence, Front Endurance, Front Cecilie and Front Signe) including one on time charter, four Suezmax tankers (Northia, Front Odin, Naticina and Front Njord) and five VLCC newbuilding contracts to Frontline 2012, a related party, and recognized a loss of $307.0 million in the fourth quarter of 2011 (see Note 4).

29.	NONCONTROLLING INTEREST AND DIVIDEND DISTRIBUTION TO SHAREHOLDERS

In August 2010, the Company sold 25% of SeaTeam Management to Golden Ocean Group Limited for $0.1 million and recognized a gain on sale of $0.2 million in the consolidated statement of changes in equity.

The Company accounts for pro-rata distributions to owners in a spin-off at the book value of shares distributed and accounts for non pro-rata distributions to owners in a spin-off at the fair value of shares distributed.

In February 2008, as part of the Company's planned spin-off of its investment in ITCL to the Company's shareholders, the Company's Board of Directors declared a special dividend-in-kind of 17.53% of the Company's investment in ITCL with the distribution date being March 6, 2008. As of December 31, 2011 and 2010 the Company owned 82.47% of ITCL.

30.	COMMITMENTS AND CONTINGENCIES

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

As of December 31, 2011, the Company had four (2010: nine) vessels that were sold by the Company at various times during the period from November 1998 to December 31, 2003, and leased back on charters that have initial periods ranging from eight to twelve and a half years including options on the lessor's side to extend the charters for periods that range up to five years. All of these charters (2010: five) are accounted for as capital leases and none (2010: four) are accounted for as operating leases. The lessor has options to put the vessels on the Company at the end of the lease terms for four (2010: six) of these vessels. The total amount that the Company would be required to pay under these put options with respect to the capital leases is $36 million (2010: $45.5 million) and operating lease is $nil (2010: $9.5 million).

As of December 31, 2011, Chevron charters three vessels on long-term bareboat charters and holds options to purchase each vessel for $1 per vessel on April 1, 2015.

As of December 31, 2011, and following the restructuring described in Note 4, the Company was committed to make newbuilding installments of $112.4 million with expected payments of $25.0 million in 2012 and $87.4 million in 2013.

In September 2011, the Company negotiated the early termination of bareboat charters on three single hull VLCCs, Titan Orion (ex-Front Duke), Titan Aries (ex-Edinburgh) and Ticen Ocean (ex-Front Lady), which are being chartered in from Ship Finance, and was committed to pay early termination fees to the bareboat charterer of $3.7 million. These three vessels have been sold by Ship Finance with expected delivery during 2012 and 2013 and the Company will receive compensation payments from Ship Finance in the aggregate amount of $26.2 million upon the successful delivery of these vessels. The Titan Orion (ex-Front Duke) was delivered, and the charter party with Ship Finance was terminated, on March 27, 2012.

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

31.	SUPPLEMENTAL INFORMATION

Non-cash investing and financing activities in the year ended December 31, 2011 include (i) a $156.3 million reduction in capital lease obligations and vessels under capital lease resulting from lease modifications (see Note 17), and (ii) reductions of $666.3 million and $325.5 million in bank debt and outstanding newbuilding commitments, respectively, as a result of the sale of 15 SPCs to Frontline 2012 (see Note 4). There was no non-cash investing and financing activities in the years ended December 31, 2010 and 2009.

32.	POOL REVENUES

Voyage charter revenues include pool earnings, which have been allocated on a net basis since these pools are responsible for paying voyage expenses and distribute net pool revenues to the participants. Pool earnings of $43.2 million, $125.6 million and $120.9 million have been included in voyage charter revenues in the years ended December 31, 2011, 2010 and 2009, respectively.

33.	SUBSEQUENT EVENTS

In March 2012, the Company announced that it had entered into an agreement to sell its 1993-built double hull Suezmax tanker Front Alfa. Delivery to the buyer took place on March 21, 2012 and the vessel will cease to operate in the tanker market. All debt pertaining to the vessel, $12.9 million, was prepaid in December 2011 and the Company recorded a loss of $2.1 million in the first quarter of 2012.

In March 2012, the Company announced that it had purchased $10.0 million notional value of the Company's convertible bonds due 2015 for a purchase price of $5.4 million. The Company will recognize a gain of $4.6 million in 2012. After the purchase, the Company holds 4.4% of the convertible bonds outstanding.

In September 2011, the Company negotiated the early termination of bareboat charters on three single hull VLCCs, Titan Orion (ex-Front Duke), Titan Aries (ex-Edinburgh) and Ticen Ocean (ex-Front Lady), which are being chartered in from Ship Finance. These three vessels have been sold by Ship Finance with expected delivery during 2012 and 2013. The Titan Orion (ex-Front Duke) was delivered, and the charter party with Ship Finance was terminated, on March 27, 2012.