Form 20-F
period 2012-12-31
FRONTLINE LTD /
filed 2013-03-21
CIK 913290

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2012
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________________ to _________________
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________________________

Commission file number	001-16601

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

Yes ☐                                            No ☒

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

Yes ☒                                            No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

A. SELECTED FINANCIAL DATA

The selected statement of operations data of the Company with respect to the fiscal years ended December 31, 2012, 2011 and 2010 and the selected balance sheet data of the Company with respect to the fiscal years ended December 31, 2012 and 2011, respectively, have been derived from the Company's consolidated financial statements included herein and should be read in conjunction with such statements and the notes thereto. The selected statement of operations data with respect to the fiscal years ended December 31, 2009 and 2008 and the selected balance sheet data with respect to the fiscal years ended December 31, 2010, 2009 and 2008 have been derived from consolidated financial statements of the Company not included herein. The following table should also be read in conjunction with Item 5. "Operating and Financial Review and Prospects" and the Company's consolidated financial statements and notes thereto included herein. The Company's accounts are maintained in U.S. dollars.

	Fiscal year ended December 31,
	2012	2011	2010	2009	2008
(in thousands of $, except ordinary shares, per share data and ratios)
Statement of Operations Data (1):
Total operating revenues	668,107	810,102	1,165,215	1,133,286	2,104,018
Total operating expenses	677,683	901,806	888,238	896,237	1,395,831
Net operating income (loss)	7,237	(399,598)	307,912	240,110	850,480
Net (loss) income before income taxes and noncontrolling interest	(83,396)	(528,478)	164,222	105,833	701,264
Net (loss) income	(83,775)	(529,010)	164,004	105,472	700,954
Net (loss) income attributable to Frontline Ltd.	(82,754)	(529,601)	161,407	102,701	698,770
Basic (loss) earnings per share	$(1.06)	$(6.80)	$2.07	$1.32	$9.15
Diluted (loss) earnings per share	$(1.06)	$(6.80)	$2.01	$1.32	$9.14
Cash dividends per share declared	$—	$0.22	$2.00	$0.90	$8.25

	Fiscal year ended December 31,
	2012	2011	2010	2009	2008
(in thousands of $, except ordinary shares and ratios)
Balance Sheet Data (at end of year) (1):
Cash and cash equivalents	137,603	160,566	176,639	82,575	190,819
Newbuildings	26,913	13,049	224,319	413,968	454,227
Vessels and equipment, net	282,946	312,292	1,430,124	678,694	438,161
Vessels and equipment under capital lease, net	893,089	1,022,172	1,427,526	1,740,666	2,100,717
Investment in unconsolidated subsidiaries and associated companies	40,633	27,340	3,408	3,923	4,467
Total assets	1,688,221	1,840,569	3,797,920	3,715,218	4,027,728
Short-term debt and current portion of long-term debt	20,700	19,521	173,595	123,884	293,471
Current portion of obligations under capital leases	52,070	55,805	193,379	285,753	243,293
Long-term debt	463,292	493,992	1,190,763	760,698	614,676
Obligations under capital leases	898,490	957,431	1,336,908	1,579,708	1,969,919
Share capital	194,646	194,646	194,646	194,646	194,646
Total equity attributable to Frontline Ltd.	119,675	200,984	747,133	741,340	702,217
Ordinary shares outstanding	77,858,502	77,858,502	77,858,502	77,858,502	77,858,502
Weighted average ordinary shares outstanding	77,858,502	77,858,502	77,858,502	77,858,502	76,352,673
Other Financial Data:
Equity to assets ratio (percentage) (2)	7.1%	10.9%	19.7%	20.0%	17.4%
Debt to equity ratio (3)	12.0	7.6	3.9	3.7	4.4
Price earnings ratio (4)	(3.1)	(0.6)	12.3	20.7	3.2
Time charter equivalent revenue (5)	368,190	493,346	861,829	896,843	1,493,912

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

c.
Capital lease obligations with Ship Finance International Limited (NYSE: SFL), a company affiliated with us, or Ship Finance, were reduced by $232.5 million and capital lease obligations with other counter parties were reduced by $29.8 million.

d.	Bank debt was eliminated.

e.	The net book value of 'Newbuildings' was reduced by $237.1 million.

f.	Newbuilding commitments were reduced by $325.5 million.

2.	Equity-to-assets ratio is calculated as total equity attributable to Frontline Ltd. divided by total assets.

3.	Debt-to-equity ratio is calculated as total interest bearing current and long-term liabilities, including obligations under capital leases, divided by total equity attributable to Frontline Ltd..

4.	Price earnings ratio is calculated by dividing the closing year end share price by basic earnings per share.

5.	A reconciliation of time charter equivalent revenues to total operating revenues as reflected in the consolidated statements of operations is as follows:

	2012	2011	2010	2009	2008
(in thousands of $)
Total operating revenues	668,107	810,102	1,165,215	1,133,286	2,104,018
Less:
Other income	(25,785)	(20,969)	(20,678)	(17,068)	(17,918)
Voyage expense	(274,132)	(295,787)	(282,708)	(219,375)	(592,188)
Time charter equivalent revenue	368,190	493,346	861,829	896,843	1,493,912

Consistent with general practice in the shipping industry, the Company uses time charter equivalent revenue, which represents operating revenues less other income and voyage expenses, as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. Time charter equivalent revenue, a non-GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable GAAP measure, because it assists Company management in making decisions regarding the deployment and use of its vessels and in evaluating the Company's financial performance.

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

We are engaged in the seaborne transportation of crude oil and oil products. The following summarizes the risks that may materially affect our business, financial condition or results of operations.

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

•	currency exchange rates;

•	weather and acts of God and natural disasters;

•	competition from alternative sources of energy and from other shipping companies and other modes of transport;

•	international sanctions, embargoes, import and export restrictions, nationalizations, piracy and wars; and

•	regulatory changes including regulations adopted by supranational authorities and/or industry bodies, such as safety and environmental regulations and requirements by major oil companies.

The factors that influence the supply of tanker capacity include:

•	current and expected purchase orders for tankers;

•	the number of tanker newbuilding deliveries;

•	any potential delays in the delivery of newbuilding vessels and/or cancellations of newbuilding orders;

•	the scrapping rate of older tankers;

•	the successful implementation of the phase-out of single-hull tankers;

•	technological advances in tanker design and capacity;

•	tanker freight rates, which are affected by factors that may effect the rate of newbuilding, swapping and laying up of tankers;

•	port and canal congestion;

•	price of steel and vessel equipment;

•	conversion of tankers to other uses or conversion of other vessels to tankers;

•	the number of tankers that are out of service; and

•	changes in environmental and other regulations that may limit the useful lives of tankers.

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

If the tanker market does not recover before 2015 and no additional equity can be raised or assets sold there is a risk that we will not have sufficient cash to repay the existing $225 million convertible bond loan at maturity in April 2015. Such a situation might force a restructuring of the Company, including modifications of charter lease obligations and debt agreements. In the event that our cash flow from operations does not enable us to satisfy our short term or medium to long term liquidity requirements, we will have to consider alternatives, such as raising equity, which could dilute shareholders, or selling assets, which could negatively impact our financial results, depending on market conditions at the time.

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

In addition, continuing weak economic conditions affecting the United States and world economies may result in reduced consumption of oil products and a decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our earnings and our ability to pay dividends.

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

If economic conditions throughout the world do not improve, it will have an adverse impact on our operations and financial results

Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy continues to face a number of challenges, including the recent turmoil and hostilities in the Middle East, North Africa and other geographic areas and countries and continuing economic weakness in the European Union. There has historically been a strong link between the development of the world economy and demand for energy, including oil and gas. An extended period of deterioration in the outlook for the world economy could reduce the overall demand for oil and gas and for our services. We cannot predict how long the current market conditions will last. However, recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, have had a material adverse effect on our results of operations, financial condition and cash flows, have caused the price of our Ordinary Shares to decline and could cause the price of our Ordinary Shares to decline further.

The economies of the United States, the European Union and other parts of the world continue to experience relatively slow growth or remain in recession and exhibit weak economic trends. The credit markets in the United States and Europe have experienced significant contraction, deleveraging and reduced liquidity, and the U.S. federal government and state governments and European authorities continue to implement a broad variety of governmental action and/or new regulation of the financial markets. Global financial markets and economic conditions have been, and continue to be, severely disrupted and volatile. Since 2008, lending by financial institutions worldwide remain at low levels compared to the period proceeding 2008.

The continued economic slowdown in the Asia Pacific region, especially in Japan and China, may exacerbate the effect on us of the recent slowdown in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China's GDP decreased to approximately 7.8% for the year ended December 31, 2012, as compared to approximately 9.3% for the year ended December 31, 2011, and continues to remain below pre-2008 levels. China has imposed measures to restrain lending, which may further contribute to a slowdown in its economic growth. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our financial condition and results of operations, as well as our future prospects, would likely be impeded by a continuing or worsening economic downturn in any of these countries.

The instability of the euro or the inability of countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position

As a result of the credit crisis in Europe, in particular in Greece, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, or the ESM, which was established on September 27, 2012, to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro. An extended period of adverse development in the outlook for European countries could reduce the overall demand for oil cargoes and for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flow.

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

In addition, at times, lower demand for crude oil as well as diminished trade credit available for the delivery of such crude oil have led to decreased demand for tankers creating downward pressure on charter rates.

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

Acts of piracy on ocean-going vessels could adversely affect our business

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Although the frequency of sea piracy worldwide decreased during 2012 to its lowest level since 2009, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea, with tankers particularly vulnerable to such attacks. If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as "war risk" zones by insurers or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, cash flows, financial condition and ability to pay dividends and may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.
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

Our vessels may call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, which could adversely affect our reputation and the market for our Ordinary Shares

From time to time on charterers' instructions, our vessels may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the U.S. government as state sponsors of terrorism, such as Cuba, Iran, Sudan and Syria. In the past, certain of our vessels have made port calls to Iran, however, none of our vessels made any port calls to Iran during 2012. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. With effect from July 1, 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to companies, such as ours, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, on May 1, 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.
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

We are subject to complex laws and regulations, including environmental laws and regulations that can adversely affect our business, results of operations and financial condition

Our operations will be subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, European Union regulations, the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Clean Air Act, the U.S. Clean Water Act, the International Maritime Organization, or IMO, International Convention on Civil Liability for Oil Pollution Damage of 1969, generally referred to as CLC, the IMO International Convention on Civil Liability for Bunker Oil Pollution Damage, the IMO International Convention for the Prevention of Pollution from Ships of 1973, generally referred to as MARPOL, the IMO International Convention for the Safety of Life at Sea of 1974, generally referred to as SOLAS, the IMO International Convention on Load Lines of 1966 and the U.S. Maritime Transportation Security Act of 2002.  Compliance with such laws and regulations, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels.  Compliance with such laws and regulations may require us to obtain certain permits or authorizations prior to commencing operations.  Failure to obtain such permits or authorizations could materially impact our business results of operations, financial conditions and ability to pay dividends by delaying or limiting our ability to accept charterers.  We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. Additionally, we cannot predict the cost of compliance with any new regulations that may be promulgated as a result of the 2010 BP plc Deepwater Horizon oil spill in the Gulf of Mexico.  These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition and our available cash.

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

Risks Related to Our Business

The volatility in tanker charter rates, and vessel values, may affect our ability to comply with covenants in any loan agreements we may enter into in the future

In December 2011, we completed the sale of 15 wholly-owned special purpose companies, or SPCs, which together owned five VLCC newbuilding contracts, six VLCCs (including one on time charter), and four Suezmax tankers, to Frontline 2012 Ltd., or Frontline 2012, a related-party entity, at a fair market value of $1,120.7 million, in exchange for which Frontline 2012 assumed the obligation to pay $666.3 million in bank debt related to the vessels and $325.5 million in remaining commitments to the yard under the newbuilding contracts, which we refer to as the Restructuring. As part of the Restructuring, Frontline 2012 has agreed to fully reimburse and indemnify the Company for all payments made under any guarantees issued by the Company to the shipyard in connection with three VLCC newbuilding contracts acquired from the Company and to reimburse the Company for all costs incurred in connection with these guarantees. Currently, there is $209.0 million in remaining installments relating to these newbuilding contracts for which the Company is contingently liable. The Company has not recorded any liability in respect of these guarantees as the Company does not believe that it will be required to make any payments in relation to them. Following the Restructuring and private placements by Frontline 2012 in May 2012 and January 2013, we own approximately 6.3% of the outstanding Ordinary Shares of Frontline 2012 and our majority shareholder, Hemen Holding Ltd., or Hemen, a Cyprus holding company indirectly controlled by trusts established by our Chairman and President, Mr. Fredriksen, owns approximately 51% of the outstanding Ordinary Shares of Frontline 2012.

Our bank debt was eliminated following the Restructuring, a $12.9 million prepayment of a loan associated with a vessel, which was not part of the Restructuring, and the $33.0 million prepayment of a loan associated with Independent Tankers Corporation Limited, or ITCL, one of the Company's majority owned subsidiaries.  In the event we enter into loan agreements or other financing arrangements in the future, which are secured by liens on our vessels, we may be subject to various financial covenants, including requirements relating to our financial position, operating performance and liquidity. For example, we may be required to maintain (i) a minimum value adjusted equity that is based, in part, upon the market value of the vessels securing the loans; (ii) minimum levels of free cash; and (iii) a positive working capital.  The loan associated with our convertible bonds imposes operating and negative covenants on us and our subsidiaries. A violation of these covenants constitutes an event of default under our convertible bonds, which would, unless waived by our bondholders, provide our bondholders with the right to require the principal amounts under the convertible bonds including accrued interest and expenses due for immediate payment and accelerate our indebtedness, which would impair our ability to continue to conduct our business.

The market value of tankers is sensitive, among other things, to changes in the tanker charter market with vessel values deteriorating in times when tanker charter rates are falling and improving when charter rates are anticipated to rise. Such conditions may make it difficult for us to comply with financial covenants we may have in the future. In such a situation, unless our lenders were willing to provide waivers of covenant compliance or modifications to our covenants, or would be willing to refinance our indebtedness, we might have to sell vessels in our fleet and/or seek to raise additional capital in the equity markets in order to comply with the loan covenants.  Furthermore, if the value of our vessels deteriorates significantly, we may have to record an impairment adjustment in our financial statements, which would adversely affect our financial results and further hinder our ability to raise capital.

We are dependent on the spot market and any decrease in spot market rates in the future may adversely affect our earnings and our ability to pay dividends

As of December 31, 2012, we operated a fleet of 39 vessels, excluding 11 vessels under commercial management. Of those vessels, 30 vessels are currently employed in the spot market or spot related time charters, exposing us to fluctuations in spot market charter rates. We have also agreed to acquire two newbuilding Suezmax tankers, which are expected to be delivered to us during 2013. We may operate our newbuilding vessels in the spot market following their delivery to us and may enter into the spot market for any additional vessels that we may acquire in the future.

Historically, the tanker market has been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. The continuing global economic downturn may further reduce demand for transportation of oil cargoes over longer distances and supply of tankers to carry such oil cargoes, which may materially affect our revenues, profitability and cash flows. The spot market may fluctuate significantly based upon supply and demand of vessels and cargoes. The successful operation of our vessels in the competitive spot market depends upon, among other things, obtaining profitable charters and minimizing, to the extent possible, time spent waiting for charters and time spent in ballast. The spot market is very volatile, and, in the past, there have been periods when spot rates have declined below the operating cost of vessels. If future spot market rates decline, then we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or to pay dividends in the future. Furthermore, as charter rates in the spot market are fixed for a single voyage, which may last up to several weeks, during periods in which charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

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

A drop in spot market rates may provide an incentive for some charterers to default on their charters

When we enter into a time charter, charter rates under that charter are fixed for the term of the charter.  If the spot market rates or short-term time charter rates in the tanker industry become significantly lower than the time charter equivalent rates that some of our charterers are obligated to pay us under our existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter. If our charterers fail to pay their obligations, we would have to attempt to re-charter our vessels at lower charter rates, which would affect our ability to operate our vessels profitably and may affect our ability to comply with covenants contained in any loan agreements we may enter into in the future.

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

The operation of tankers involve certain unique operational risks

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

Our ability to obtain debt financing may be dependent on the performance of our then-existing charters and the creditworthiness of our charterers

Following the Restructuring and as of the date hereof, we do not have any outstanding bank debt. We may, however, incur bank debt in the future to fund, among other things, our general corporate purposes or the expansion of our fleet.  The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the capital resources required to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain financing at anticipated costs or at all may materially affect our results of operation and our ability to implement our business strategy.

Because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels which may adversely affect our earnings

The fair market value of vessels may increase and decrease depending on but not limited to the following factors:

•	general economic and market conditions affecting the shipping industry;

•	competition from other shipping companies;

•	types and sizes of vessels;

•	the availability of other modes of transportation;

•	cost of newbuildings;

•	shipyard capacity;

•	governmental or other regulations;

•	age of vessels;

•	prevailing level of charter rates;

•	the need to upgrade secondhand and previously owned vessels as a result of charterer requirements; and

•	technological advances in vessel design or equipment or otherwise.

During the period a vessel is subject to a charter, we will not be permitted to sell it to take advantage of increases in vessel values without the charterers' agreement. If we sell a vessel at a time when ship prices have fallen, the sale may be at less than the vessel's carrying amount on our financial statements, with the result that we could incur a loss and a reduction in earnings. In addition, if we determine at any time that a vessel's future limited useful life and earnings require us to impair its value on our financial statements, that could result in a charge against our earnings and a reduction of our shareholders' equity. We recorded an impairment charge of $32.0 million in the year ended December 31, 2012. It is possible that the market value of our vessels will continue to decline in the future and could adversely affect our ability to comply with financial covenants contained in any loan agreements or other financing arrangements we may enter into in the future.

Conversely, if vessel values are elevated at a time when we wish to acquire additional vessels, the cost of acquisition may increase and this could adversely affect our business, results of operations, cash flow and financial condition.

We may be unable to successfully compete with other vessel operators for charters, which could adversely affect our results of operations and financial position

The operation of tankers and transportation of crude and petroleum products is extremely competitive. Through our operating subsidiaries we compete with other vessel owners (including major oil companies as well as independent companies), and, to a lesser extent, owners of other size vessels. The tanker market is highly fragmented. It is possible that we could not obtain suitable employment for our vessels, which could adversely affect our results of operations and financial position.

Our time and bareboat charters may limit our ability to benefit from any improvement in charter rates, and at the same time, our revenues may be adversely affected if we do not successfully employ our vessels on the expiration of our charters

As of December 31, 2012, eight of our vessels are contractually committed bareboat charters and one of our vessels was on time charter. Although our time and bareboat charters generally provide reliable revenues, they also limit the portion of our fleet available for spot market voyages during an upswing in the tanker industry cycle, when spot market voyages might be more profitable. By the same token, we cannot assure you that we will be able to successfully employ our vessels in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably or meet our obligations.  A decline in charter or spot rates or a failure to successfully charter our vessels could have a material adverse effect on our business, financial condition, results of operation and ability to pay dividends.

Delays or defaults by the shipyards in the construction of our newbuildings could increase our expenses and diminish our net income and cash flows

We have newbuilding contracts for the construction of two Suezmax tankers with the Chinese shipyard, Jiangsu Rongsheng Heavy Industries Group Co. Ltd., or Rongsheng. As of December 31, 2012, we are committed to making newbuilding installments of

$87.9 million with expected payment in 2013. These projects are subject to the risk of delay or default by the shipyard caused by, among other things, unforeseen quality or engineering problems, work stoppages or other labor disturbances at the shipyard, bankruptcy of or other financial crisis involving the shipyard, weather interference, unanticipated cost increases, delays in receipt of necessary equipment, political, social or economic disturbances, inability to finance the construction of the vessels and inability to obtain the requisite permits or approvals. In accordance with industry practice, in the event the shipyards are unable or unwilling to deliver the vessels, we may not have substantial remedies. Failure to construct or deliver the ships by the shipyards or any significant delays could increase our expenses and diminish our net income and cash flows.

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

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business

We have entered into various contracts, including charter parties with our customers and newbuilding contracts with shipyards, which subject us to counterparty risks. The ability of each of the counterparties to perform its obligations under a contract with us or contracts entered into on our behalf will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the shipping sector, the overall financial condition of the counterparty, charter rates received for tankers and the supply and demand for commodities. Should a counterparty fail to honor its obligations under any such contracts, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

Declines in charter rates and other market deterioration could cause us to incur impairment charges

The carrying values of our vessels are reviewed whenever events or changes in circumstances indicate that the carrying amount of the vessel may no longer be recoverable. We assess recoverability of the carrying value by estimating the future net cash flows expected to result from the vessel, including eventual disposal. If the future net undiscounted cash flows and the estimated fair market value of the vessel are less than the carrying value, an impairment loss is recorded equal to the difference between the vessel's carrying value and fair value. Any impairment charges incurred as a result of declines in charter rates and other market deterioration could negatively affect our business, financial condition, operating results or the trading price of our Ordinary Shares. We recorded an impairment loss of $32.0 million in 2012 (2011: $121.4 million, 2010: zero).

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

Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and cause disruption of our business

International shipping is subject to security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. Under the U.S. Maritime Transportation Security Act of 2002, or MTSA, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. These security procedures can result in delays in the loading, offloading or trans-shipment and the levying of customs duties, fines or other penalties against exporters or importers and, in some cases, carriers. Future changes to the existing security procedures may be implemented that could affect the tanker sector. These changes have the potential to impose additional financial and legal obligations on carriers and, in certain cases, to render the shipment of certain types of goods uneconomical or impractical. These additional costs could reduce the volume of goods shipped, resulting in a decreased demand for vessels and have a negative effect on our business, revenues and customer relations.

Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines, criminal penalties and an adverse effect on our business

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

Risks Related to Our Company

Incurrence of expenses or liabilities may reduce or eliminate distributions

Our policy is to make distributions to shareholders based on earnings and cash flow, and our dividends have fluctuated based on such factors.  In 2012, we made no dividend distributions and we have not paid a dividend since the second quarter of 2011. The amount and timing of dividends will depend on our earnings, financial condition, cash position, Bermuda law affecting the payment of distributions and other factors.  However, we could incur other expenses or contingent liabilities that would reduce or eliminate the cash available for distribution by us as dividends.  In addition, the timing and amount of dividends, if any, is at the discretion of our Board of Directors, or Board. We cannot assure you that we will pay dividends.

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

In addition, as of December 31, 2012, we had purchase commitments of $87.9 million relating to our two Suezmax tankers under construction with expected payments in 2013. We expect to finance these payments with cash on hand, operating cash flow and bank debt that we intend to arrange. Should such financing not be available, this could severely impact our ability to meet our obligations and finance future obligations.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. The average age of our tanker fleet is approximately 14 years. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, including environmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions might not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

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

We generate a substantial portion of our revenues from two customers

During the year ended December 31, 2012, we reported total revenue from one customer of $105 million, which represented 16% of consolidated operating revenues and revenue from one customer of $83 million, which represented 12% of consolidated operating revenues (2011: one customer, which represented 21% and 2010: one customer, which represented 21%). No other customers represent more than 10% of our total revenues. Our results of operations would be materially adversely affected if these customers failed to compensate us for our services, terminated our contracts with or without cause, failed to renew its existing contracts or refused to award new contracts to us and we are unable to enter into contracts with new customers at comparable daily rates.

Our Chairman and President, Mr. Fredriksen, through his indirect influence over Hemen may continue to be able to exercise effective control over us and may have conflicts of interest with our other shareholders

As of March 14, 2013, Hemen, a Cyprus holding company indirectly controlled by trusts established by our Chairman and President, Mr. Fredriksen, for the benefit of his immediate family, owns approximately 34% of our outstanding Ordinary Shares. For so long as Hemen is indirectly influenced by Mr. Fredriksen and owns a significant percentage of our outstanding Ordinary Shares, Mr. Fredriksen may be able to exercise effective control over us and will be able to strongly influence the outcome of shareholder votes on other matters, including the adoption or amendment of provisions in our articles of incorporation or bye-laws and approval of possible mergers, amalgamations, control transactions and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, amalgamations, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our Ordinary Shares. Mr. Fredriksen, through Hemen, may not necessarily act in accordance with the best interests of other shareholders. The interests of Mr. Fredriksen may not coincide with the interests of other holders of our Ordinary Shares. To the extent that conflicts of interests may arise, Mr. Fredriksen, through Hemen may vote in a manner adverse to us or to you or other holders of our securities.

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

If labor interruptions are not resolved in a timely manner, they could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash

As of December 31, 2012, we employed approximately 88 people in our offices in Bermuda, London, Oslo, Singapore and India. We contract with independent ship managers to manage and operate our vessels, including the crewing of those vessels. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out as we expect and could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

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

We are engaged primarily in the ownership and operation of oil tankers. We operate oil tankers of two sizes: VLCCs, which are between 200,000 and 320,000 dwt, and Suezmax tankers, which are vessels between 120,000 and 170,000 dwt. We operate through subsidiaries and partnerships located in the Bahamas, Bermuda, the Cayman Islands, India, the Isle of Man, Liberia, Norway, the United Kingdom and Singapore. We are also involved in the charter, purchase and sale of vessels. Since 1996, we have emerged as a leading tanker company within the VLCC and Suezmax size sectors of the market.

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

As part of the Restructuring, the Company obtained agreements with its major counterparties to reduce the gross charter payment commitments under existing chartering arrangements by approximately $293 million for the period from January 1, 2012 to December 31, 2015. The Company will compensate the counterparties with 100% of any difference between the renegotiated rates and the average vessel earnings up to the original contract rates. Some of the counterparties will receive additional compensation for earnings achieved above the original contract rates.

In May 2012, the Company paid $13.3 million for 3,546,000 shares in a private placement by Frontline 2012 of 56 million new ordinary shares at a subscription price of $3.75 per share. In January 2013, the Company paid $6.0 million for 1,143,000 shares in a private placement by Frontline 2012 of 59 million new ordinary shares at a subscription price of $5.25 per share. Following the private placement, the Company’s ownership in Frontline 2012 was 6.3%.

Vessel Acquisitions, Disposals and Other Significant Transactions

We entered into the following acquisitions and disposals in 2010, 2011, 2012 and 2013 to date:

Newbuilding and Option Contracts

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

In December 2011, the newbuilding contracts for the five VLCCs were sold to Frontline 2012, as part of the Restructuring described above. As of December 31, 2012, the Company's newbuilding program was comprised of two Suezmax tankers and we were committed to making newbuilding installments of $87.9 million with expected payment in 2013.

Acquisitions and Disposals

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

In March 2010, we agreed with Ship Finance to terminate the long-term charter party for the single hull VLCC Golden River (ex-Front Lord) in exchange for a compensation payment to us of approximately $2.9 million for the early termination of the charter party.

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

In June 2012, we agreed with Ship Finance to terminate the long-term charter party for the OBO carrier Front Rider and Ship Finance simultaneously sold the vessel. The termination of the charter party took place in the third quarter of 2012. The Company recorded an impairment loss of $4.9 million in the second quarter of 2012.

In August 2012, we agreed with Ship Finance to terminate the long-term charter party for the OBO carrier Front Climber and Ship Finance simultaneously sold the vessel. The termination of the charter party took place in the fourth quarter of 2012. The Company recorded an impairment loss of $4.2 million in the second quarter of 2012.

In October 2012, we agreed with Ship Finance to terminate the long term charter party for the OBO carrier Front Driver and Ship Finance simultaneously sold the vessel. The termination of the charter party took place in the fourth quarter of 2012. The Company recorded an impairment loss of $4.0 million in the second quarter and a loss of $0.8 million in gain (loss) of sale of assets and amortization of deferred gains in the fourth quarter.

In December 2012, we agreed to an early termination of the time charter out contracts on the two OBO carriers, Front Viewer and Front Guider, and received a compensation payment in December 2012 from the charterers for loss of hire due to the early termination of $35.0 million. We also agreed with Ship Finance to terminate the long term charter parties for these two OBO carriers. The charter party for Front Viewer terminated in December 2012. The charter party for the Front Guider was terminated and the vessel was sold in March 2013. The Company paid $23.5 million to Ship Finance as compensation for the early termination of the charters and the estimated loss of contingent rentals relating to the two vessels. We recorded a loss of $16.5 million in the fourth quarter of 2012 on the termination of the lease for Front Viewer and a vessel impairment loss of $14.2 million on the expected loss on termination of the lease on Front Guider in March 2013.

In February 2013, we agreed with Ship Finance to terminate the long term charter party for the Suezmax tanker Front Pride and Ship Finance simultaneously sold the vessel. The termination of the charter party took place in the first quarter of 2013. We will make a compensation payment to Ship Finance of $2.1 million for the early termination of the charter. We recorded an impairment loss of $4.7 million in the fourth quarter of 2012.

Charters and Redeliveries

In January 2010, we entered into an agreement to charter-in the VLCC Desh Ujaala for a one year time charter at net $29,625 per day with a one-year option period.

In January 2010, we entered into a bareboat charter for the VLCC Edinburgh for a two year period with a two-year option period. The vessel is operated as a floating storage unit and ceased to trade as a regular tanker.

In March 2010, we agreed with Ship Finance to terminate the long-term charter party for the single hull VLCC Golden River (ex-Front Lord) and Ship Finance simultaneously sold the vessel to an unrelated third party. The termination of the charter took place in April 2010 and Ship Finance made a compensation payment to us of approximately $2.9 million for the early termination of the charter party.

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

With effect from July 1, 2010, we no longer chartered in the 15 Suezmax tankers we were chartering in from Nordic American Tankers Limited, or NATS, on floating rate time charters.

In September 2010, we entered into an agreement to time charter out two VLCCs, Front Eminence for a period of five years that commenced in November 2010 at a gross rate of $43,000 per day and Golden Victory for a period of three years that commenced in October 2010 at a gross rate of $40,000 per day. The latter has an option for the charterer to extend the term for an additional two years at a premium.

In November 2010, we extended the time charter-in agreements of Front Chief, Front Commander and Front Crown (all 1999-built double hull VLCCs), for one year from January 2011 at $26,500 per day per vessel.

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

In May 2011, the chartered-in VLCC Kensington was redelivered to its owner.

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

In December 2011, we left the Gemini pool, a Suezmax tanker pool that was comprised of 36 vessels operated by us, Teekay Corporation, NATS, Koenig & Cie and Hyundai Merchant Marine, and established the Orion Tankers pool with NATS. The Orion Tankers pool had 29 double hull Suezmax tankers, including nine vessels operated by us.

We redelivered the Suezmax Front Warrior on December 12, 2011 at which time the Orion Pool assumed its commercial management. We redelivered the VLCCs Front Commander, Front Chief and Front Crown on December 11, 2011, December 28, 2011 and January 11, 2012, respectively. All of these vessels were on time charter-in to us under operating leases.

In April 2012, the chartered-in VLCC Hampstead was redelivered to its owner.

In September 2012, we agreed with NAT that our nine Suezmax vessels would leave the Orion Tankers pool due to our wish to be more flexible in the operation of our vessels. All of our vessels left the pool during the fourth quarter of 2012.

In October 2012, we terminated the bareboat charters on the two single hull VLCCs Ticen Ocean and Titan Aries and the vessels were delivered to the buyers in November 2012 and January 2013, respectively.

We redelivered the Suezmax vessels Front Odin and Front Njord in October 2012 and November 2012, respectively, to Frontline 2012. These vessels had been been operating in the Orion Tankers pool and had been chartered-in on floating rate time charters whereby the charter hire expense was equal to the pool earnings.

In December 2012, the chartered-in VLCC Gulf Eyadah was redelivered to its owner.

In January 2013, the charterer of the VLCC British Progress gave twelve months notice of its intention to terminate the bareboat charter for the vessel. The termination will take effect on February 2, 2014.

In March 2013, the VLCC Pheonix Voyager was redelivered from its bareboat charter and commenced trading in the spot market.

B.  BUSINESS OVERVIEW

As of December 31, 2012, our tanker fleet consisted of 39 vessels, including nine vessels owned through ITCL. The fleet consisted of 27 VLCCs, 11 Suezmax tankers and one Suezmax OBO carrier, which were either owned or chartered in. The lease on the Suezmax OBO carrier was terminated in February 2013. We also had two Suezmax newbuildings on order, seven VLCCs and four Suezmax tankers under commercial management.

Although there has been a trend towards consolidation over the past 15 years, the tanker market remains highly fragmented. We estimate, based on available industry data that we currently own or operate approximately 9.3% of the world VLCC fleet and 3.0% of the world Suezmax tanker fleet.

We operate in the tanker market as an international provider of seaborne transportation of crude oil. An analysis of revenues (excluding other income) from these services is as follows:

(in thousands of $)	2012	2011	2010
Total operating revenues – tanker market	552,576	702,525	1,007,625
Total operating revenues – drybulk carrier market	89,746	86,608	136,912

Our vessels operate worldwide and therefore management does not evaluate performance by geographical region as this information is not meaningful.

As of December 31, 2012, the tanker fleet that we operate has a total tonnage of approximately 12.6 million dwt, including the 2.8 million dwt under our commercial management. Our tanker vessels have an average age of approximately 14 years compared with an estimated industry average age of approximately 7 years. We believe that our tankers comply with the most stringent of generally applicable environmental regulations.

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

In December 2008, Teekay Corporation, or Teekay, and the Company announced an agreement to commercially combine their Suezmax tankers within the Gemini pool. Effective from January 1, 2009, we placed our Suezmax tankers within the Gemini pool, bringing the total number of vessels in the pool to 36. In December 2011, we left the Gemini pool and established the Orion Tankers pool with NATS. This Suezmax pool had 29 double hull Suezmax tankers. We left the Orion Tankers pool in the fourth quarter of 2012.

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

In August 2009, the Company established SeaTeam Management, a ship management company in Singapore. SeaTeam Management is a complement to the external ship management companies currently offering services to the Company and is not a change in the Company's outsourcing strategy. However, we would like to strengthen our position towards our service providers to enhance and secure delivery of high quality service at low cost in the future. SeaTeam Management was certified and received its ISM Document of Compliance by Det Norske Veritas on February 3, 2010 and is an approved ship management company. In addition, a crewing company was formally opened in Chennai, India, in January 2010.

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

We presently operate VLCCs and Suezmax tankers in the tanker market. Our preferred strategy is to have some fixed charter income coverage for our fleet, predominantly through time charters, and trade the balance of the fleet on the spot market. Due to the very limited availability of time charter contracts, however, our fleet is mainly trading in the spot market. We focus on minimizing time spent on ballast by "cross trading" our vessels, typically with voyages loading in the Persian Gulf discharging in Northern Europe, followed by a trans-Atlantic voyage to the U.S. Gulf of Mexico and, finally, a voyage from either the Caribbean or West Africa to the Far East/Indian Ocean. We believe that operating a certain number of vessels in the spot market, enables us to capitalize on a potentially stronger spot market as well as to serve our main customers on a regular non term basis. We believe that the size of our fleet is important in negotiating terms with our major clients and charterers. We also believe that our large, high-quality VLCC and Suezmax fleet enhances our ability to obtain competitive terms from suppliers and ship repairers and builders and to produce cost savings in chartering and operations.

Our business strategy is primarily based upon the following principles:

•	emphasizing operational safety and quality maintenance for all of our vessels;

•	complying with all current and proposed environmental regulations;

•	outsourcing technical operations and crewing;

•	continuing to achieve competitive operational costs;

•	operating a homogeneous fleet of tankers;

•	achieving high utilization of our vessels;

•	achieving competitive financing arrangements;

•	achieving a satisfactory mix of term charters, contracts of affreightment, or COAs, and spot voyages; and

•	developing and maintaining relationships with major oil companies and industrial charterers.

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

The tanker market has shown a strong negative development in the last four years. Currently crude tankers are going through one of the worst winters ever with VLCC rates close to zero, limited number of fixtures and very high availability of VLCC tonnage. Several tanker companies are already experiencing severe problems and if the weak market continues it is likely to lead to significant financial problems for the whole tanker industry. Consensus is that the tanker market will not experience sustained recovery until overcapacity is removed. We will, in this market environment, continue our strategy to reduce the fleet by redelivering the older and non core vessels in order to reduce our financial exposure. We will remain cautious and focus our resources on the present activities until a clearer sign of recovery can be seen in the tanker market.

Seasonality

Historically, oil trade and, therefore, charter rates increased in the winter months and eased in the summer months as demand for oil in the Northern Hemisphere rose in colder weather and fell in warmer weather. The tanker industry, in general, has become less dependent on the seasonal transport of heating oil than a decade ago as new uses for oil and oil products have developed, spreading consumption more evenly over the year. This is most apparent from the higher seasonal demand during the summer months due to energy requirements for air conditioning and motor vehicles.

Customers

During the year ended December 31, 2012, the Company reported total revenue from one customer of $105 million, which represented 16% of consolidated operating revenues and revenue from one customer of $83 million, which represented 12% of consolidated operating revenues (2011: one customer, which represented 21% and 2010: one customer, which represented 21%). No other customers represent more than 10% of consolidated operating revenues for the periods presented.

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

International Maritime Organization

The International Maritime Organization, or the IMO, is the United Nations agency for maritime safety and the prevention of pollution by ships.  The IMO has adopted several international conventions that regulate the international shipping industry, including but not limited to the International Convention on Civil Liability for Oil Pollution Damage of 1969, amended and replaced by the 1992 protocol, generally referred to as CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage of 2001, and the International Convention for the Prevention of Pollution from Ships of 1973, or the MARPOL Convention. The MARPOL Convention is broken into six Annexes, each of which establishes environmental standards relating to different sources of pollution: Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI relates to air emissions.

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

In December 2003, the Marine Environmental Protection Committee of the IMO, or MEPC, adopted amendments to Annex I of the MARPOL Convention, which became effective in April 2005. The amendment revised then existing regulation 13G (now regulation 20 of Annex I) accelerating the phase-out of single hull oil tankers and adopted a new regulation 13H (now regulation 21 of annex I) aimed at the prevention of oil pollution from oil tankers carrying heavy grade oil as cargo. Under the revised regulations, single hull oil tankers exceeding 5,000 deadweight tons were required to be phased out (or to meet certain other limited exceptions) no later than April 5, 2005 or the anniversary of the date of delivery of the ship on the date or in the year specified in the following table:

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

The December 2003 amendments to Annex I of the MARPOL convention, discussed above, adopted a new regulation 21 on the prevention of oil pollution from oil tankers carrying heavy grade oil as cargo ("HGO"), which includes most grades of marine fuel. The new regulation requires, with certain limited exceptions, that single hull oil tankers of 5,000 dwt and above comply with regulation 13F of Annex 1 (setting out a number of requirements aimed at the prevention of oil pollution in the event of collision or stranding) after April 5, 2005, and that single hull oil tankers of 600 dwt and above but less than 5,000 dwt comply with regulation 13F(7)(a) of Annex 1 (requiring certain modifications to smaller tankers in order to prevent pollution in the event of collision or stranding) no later than the anniversary of their delivery in 2008.

Under regulation 21, HGO means any of the following:

●	crude oils having a density at 15ºC higher than 900 kg/m3;

●	fuel oils having either a density at 15ºC higher than 900 kg/m3 or a kinematic viscosity at 50ºC higher than 180 mm2/s; or

●	bitumen, tar and their emulsions.

Under regulation 21, the flag state may allow continued operation of oil tankers of 5,000 dwt and above, carrying crude oil with a density at 15ºC higher than 900 kg/m3 but lower than 945 kg/m3, that conform to certain technical specifications and where, in the opinion of the such flag state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship and provided that the continued operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery.

The flag state may also allow continued operation of a single hull oil tanker of 600 dwt and above but less than 5,000 dwt, carrying HGO as cargo, if, in the opinion of such flag state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship, provided that the operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery.

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

United States

The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA affects all "owners and operators" whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, imposes liability for cleanup and natural resource damage from the release of hazardous substances (other than oil) whether on land or at sea.  OPA and CERCLA both define "owner or operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel.  Accordingly, both OPA and CERCLA impact our operations.

Under OPA, vessel owners and operators are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs.  OPA limits the liability of responsible parties with respect to tankers over 3,000 gross tons to the greater of $3,200 per gross ton or $23.496 million per single hull tanker, and $2,000 per gross ton or $17.088 million per double hull tanker, respectively.  These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct.  The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA.  For example, effective October 22, 2012, the U.S. Bureau of Safety and Environment Enforcement (BSEE) implemented a final drilling safety rule for offshore oil and gas operations that strengthens the requirements for safety equipment, well control systems, and blowout prevention practices. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes.

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

U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters. As of June 21, 2012, the U.S. Coast Guard implemented revised regulations on ballast water management by establishing standards on the allowable concentration of living organisms in ballast water discharged from ships in U.S. waters. The revised ballast water standards are consistent with those adopted by the IMO in 2004.  Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of certain engineering equipment and water treatment systems to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

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

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from ships involved in international transport are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. As of January 1, 2013, all ships (including rigs and drillships) must comply with mandatory requirements adopted by the MEPC in July 2011 relating to greenhouse gas emissions. All ships are required to follow the Ship Energy Efficiency Management Plans. Now the minimum energy efficiency levels per capacity mile, outlined in the Energy Efficiency Design Index, applies to all new ships. These requirements could cause us to incur additional compliance costs. The IMO is also considering the implementation of market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels, and in January 2012 the European Commission launched a public consultation on possible measures to reduce greenhouse gas emissions from ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time.

International Labor Organization

The International Labour Organization (ILO) is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (MLC 2006). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 will enter into force one year after 30 countries with a minimum of 33% of the world's tonnage have ratified it. On August 20, 2012, the required number of countries met and MLC 2006 is expected to come into force on August 20, 2013. The ratification of MLC 2006 may require us to develop new procedures to ensure full compliance.The International Group of P&I Clubs liaise with States Parties to the MLC and has agreed to provide sufficient evidence of compliance with the MLC financial security provisions prior entry into force.

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

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

•	the development of vessel security plans;

•	ship identification number to be permanently marked on a vessel's hull;

•
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

Our protection and indemnity insurance, or P&I insurance, covers third-party liabilities and other related expenses from, among other things, injury or death of crew, passengers and other third parties, claims arising from collisions, damage to cargo and other third-party property and pollution arising from oil or other substances. Our current P&I insurance coverage for pollution is the maximum commercially available amount of $1.0 billion per tanker per incident and is provided by mutual protection and indemnity associations. Each of the vessels currently in our fleet is entered in a protection and indemnity association which is a member of the International Group of Protection and Indemnity Mutual Assurance Associations. The 13 protection and indemnity associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. The pool provides a mechanism for sharing all claims in excess of $9 million up to, currently, approximately $7.5 billion. As a member of protection and indemnity associations, which are, in turn, members of the International Group, we are subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations and members of the pool of protection and indemnity associations comprising the International Group.

Our hull and machinery insurance covers actual or constructive total loss from covered risks of collision, fire, heavy weather, grounding and engine failure or damages from same. Our war risks insurance covers risks of confiscation, seizure, capture, vandalism, terrorism, sabotage and other war-related risks. Our loss-of-hire insurance covers loss of revenue at $20,000 per day for Suezmax tankers and $25,000 per day for VLCCs for not less than 90 days resulting from an accident covered by the terms of our hull and machinery insurance for each of our vessels, with a 60 day deductible for all Suezmax tankers and VLCCs.

C.  ORGANIZATIONAL STRUCTURE

See Exhibit 8.1 to this Form 20-F for a list of our significant subsidiaries.

D.  PROPERTY, PLANTS AND EQUIPMENT

The Company's Vessels

The following table sets forth the fleet that we operated as of December 31, 2012 (including contracted newbuildings not yet delivered):

Vessel	Built	Approximate Dwt.	Construction	Flag	Type of Employment
Tonnage Owned Directly
VLCCs
Ulriken (ex-Antares Voyager)	1998	310,000	Double-hull	BA	Spot market
Phoenix Voyager (1)	1999	308,500	Double-hull	BA	Bareboat charter
Pioneer (ex-British Pioneer)	1999	307,000	Double-hull	IoM	Spot market
British Pride	2000	307,000	Double-hull	IoM	Bareboat charter
British Progress (2)	2000	307,000	Double-hull	IoM	Bareboat charter
British Purpose	2000	307,000	Double-hull	IoM	Bareboat charter
Suezmax Tankers
Cygnus Voyager (3)	1993	157,000	Double-hull	BA	Bareboat charter
Altair Voyager (3)	1993	136,000	Double-hull	BA	Bareboat charter
Sirius Voyager (3)	1994	156,000	Double-hull	BA	Bareboat charter
Hull 1161 (Newbuilding)	2013	157,000	Double-hull	n/a	n/a
Hull 1162 (Newbuilding)	2013	157,000	Double-hull	n/a	n/a

Tonnage Chartered in from Ship Finance VLCCs
Titan Aries (ex-Edinburgh) (4)	1993	302,000	Double-side	LIB	Bareboat charter
Front Vanguard	1998	300,000	Double-hull	MI	Spot market
Front Century	1998	311,000	Double-hull	MI	Spot market
Front Champion	1998	311,000	Double-hull	BA	Spot market
Front Commanche	1999	300,000	Double-hull	LIB	Spot market
Golden Victory	1999	300,000	Double-hull	MI	Time charter
Front Circassia	1999	306,000	Double-hull	MI	Spot market
Front Opalia	1999	302,000	Double-hull	MI	Spot market
Front Commerce	1999	300,000	Double-hull	LIB	Spot market
Front Scilla	2000	303,000	Double-hull	MI	Spot market
Front Ariake	2001	299,000	Double-hull	BA	Spot market
Front Serenade	2002	299,000	Double-hull	LIB	Spot market
Front Hakata	2002	298,000	Double-hull	BA	Spot market
Front Stratus	2002	299,000	Double-hull	LIB	Spot market
Front Falcon	2002	309,000	Double-hull	BA	Spot market
Front Page	2002	299,000	Double-hull	LIB	Spot market
Front Energy	2004	305,000	Double-hull	CYP	Spot market
Front Force	2004	305,000	Double-hull	CYP	Spot market

Suezmax OBO Carrier
Front Guider (5)	1991	169,000	Double-hull	SG	Spot market

Suezmax Tankers
Front Pride (6)	1993	150,000	Double-hull	MI	Spot market
Front Glory	1995	150,000	Double-hull	MI	Spot market
Front Splendour	1995	150,000	Double-hull	MI	Spot market
Front Ardenne	1997	150,000	Double-hull	MI	Spot market
Front Brabant	1998	150,000	Double-hull	MI	Spot market
Mindanao	1998	150,000	Double-hull	SG	Spot related time charter

Tonnage Chartered in from Third Parties
VLCCs
Front Tina	2000	299,000	Double-hull	LIB	Spot market
Front Commodore	2000	299,000	Double-hull	LIB	Spot market
DHT Eagle (ex-Front Eagle)	2002	309,000	Double-hull	MI	Spot market
Suezmax Tankers
Front Melody	2001	150,000	Double-hull	LIB	Spot market
Front Symphony	2001	150,000	Double-hull	LIB	Spot market

Tonnage under Commercial Management VLCCs
Front Kathrine	2009	297,974	Double-hull	MI	Spot market
Front Queen	2009	297,000	Double-hull	MI	Spot market
Front Eminence	2009	321,300	Double-hull	MI	Time charter
Front Endurance	2009	321,300	Double-hull	MI	Spot market
Front Cecilie	2010	297,000	Double-hull	HK	Spot market
Front Signe	2010	297,000	Double-hull	HK	Time charter
Mayfair (7)	1995	298,000	Double-hull	MI	Spot market

Suezmax Tankers
Northia	2010	156,000	Double-hull	MI	Spot related time charter
Naticina	2010	156,000	Double-hull	MI	Spot related time charter
Front Odin	2010	156,000	Double-hull	MI	Spot market
Front Njord	2010	156,000	Double-hull	HK	Spot market

(1) Vessel was redelivered from its bareboat charter in March 2013 and commenced trading in the spot market.
(2) The charterer gave twelve months notice of its intention to terminate the bareboat charter in January 2013. Termination will take effect on February 2, 2014.
(3) Vessel is owned by a wholly-owned subsidiary, which is a variable interest entity and is accounted for under the equity method as the Company has determined that it is not the primary beneficiary of the variable interest entity.
(4) The charter party for the vessel was terminated on February 16, 2013.
(5) The charter party for the vessel was terminated on March 13, 2013.
(6) The charter party for the vessel was terminated on February 15, 2013.
(7) The vessel has been sold by the owners with expected delivery in the second quarter of 2013.

Our chartered in fleet is contracted to us under leasing arrangements with fixed terms of between one and fourteen years. Lessors have fixed options to sell four of these vessels to us at the end of the lease period. Four of the lease agreements may not be terminated by us without the agreement of the end-user of the vessel.

Key to Flags:

BA – Bahamas, IoM – Isle of Man, LIB - Liberia, SG - Singapore, MI – Marshall Islands, CYP – Cyprus, HK – Hong Kong.

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

As of December 31, 2012, our tanker fleet consisted of 39 vessels, including nine vessels owned through ITCL. The fleet consisted of 27 VLCCs, 11 Suezmax tankers and one Suezmax OBO carrier, which were either owned or chartered in. The lease on the Suezmax OBO carrier was terminated in February 2013. We also had two Suezmax newbuildings on order, seven VLCCs and four Suezmax tankers under commercial management.

A full fleet list is provided in Item 4.D. "Information on the Company" showing the vessels that we currently own and charter-in.

Fleet Changes

Refer to Item 4 for discussion on acquisitions and disposals of vessels. A summary of our fleet changes for the years ended December 31, 2012, 2011 and 2010 is as follows:

	2012	2011	2010
VLCCs
At start of period	31	44	41
Acquisitions	—	1	4
Dispositions	(2)	(10)	(2)
Chartered in	(2)	(4)	1
At end of period	27	31	44

Suezmax
At start of period	12	21	27
Acquisitions	—	—	4
Dispositions	(1)	(8)	(1)
Chartered in	—	(1)	(9)
At end of period	11	12	21

Suezmax OBOs
At start of period	5	8	8
Acquisitions	—	—	—
Dispositions	(4)	(3)	—
Chartered in	—	—	—
At end of period	1	5	8

Total fleet
At start of period	48	73	76
Acquisitions	—	1	8
Dispositions	(7)	(21)	(3)
Chartered in	(2)	(5)	(8)
At end of period	39	48	73

Summary of Fleet Employment

As discussed below, our vessels are operated under time charters, bareboat charters, voyage charters, pool arrangements and COAs.

	As of December 31,
	2012		2011		2010
	Number of vessels	Percentage of fleet	Number of vessels	Percentage of fleet	Number of vessels	Percentage of fleet
VLCCs
Spot or pool	21	78%	15	48%	22	50%
Spot related time charter	—	—	8	26%	8	18%
Time charter	1	4%	1	3%	5	12%
Bareboat charter	5	18%	7	23%	9	20%
Total	27	100%	31	100%	44	100%
Suezmax
Spot or pool	7	64%	6	50%	14	67%
Spot related time charter	1	9%	2	17%	3	14%
Time charter	—	—	1	8%	1	5%
Bareboat charter	3	27%	3	25%	3	14%
Total	11	100%	12	100%	21	100%
Suezmax OBOs
Spot or pool	1	100%	—	—	—	—
Time charter	—	—	5	100%	8	100%
Total	1	100%	5	100%	8	100%
Total fleet
Spot or pool	29	74%	21	44%	36	50%
Spot related time charter	1	3%	10	21%	11	15%
Time charter	1	3%	7	15%	14	19%
Bareboat charter	8	20%	10	20%	12	16%
Total	39	100%	48	100%	73	100%

Market Overview and Trend Information

The market rate for a VLCC trading on a standard 'TD3' voyage between the Arabian Gulf and Japan in the fourth quarter of 2012 was WS 42.8, representing an increase of approximately WS 7 points from the third quarter of 2012 and a decrease of approximately WS 15 points from the fourth quarter of 2011. Present market indications are approximately $1,000 per day in the first quarter of 2013.

The market rate for a Suezmax trading on a standard 'TD5' voyage between West Africa and Philadelphia in the fourth quarter of 2012 was WS 60.5, representing an increase of one WS point from the third quarter of 2012 and a decrease of WS 9 points from the fourth quarter of 2011. Current market forward rates are approximately $11,250 per day in the first quarter of 2013.

Bunkers at Fujairah averaged $615/mt in the fourth quarter of 2012 compared to $650/mt in the third quarter of 2012. Bunker prices varied between a low of $593/mt on November 5th and a high of $655/mt on October 1st.

The International Energy Agency's ("IEA") February 2013 report stated an OPEC oil production, including Iraq, of 30.9 million barrels per day (mb/d) in the fourth quarter of 2012. This was a decrease of 0.5 mb/d compared to the third quarter of 2012, due to lower Saudi Arabian production in November and December.

The IEA estimates that world oil demand averaged 91.0 mb/d in the fourth quarter of 2012, which is an increase of 0.8 mb/d compared to previous quarter and the IEA estimates that world oil demand averaged approximately 89.8 mb/d in 2012, representing an increase of 1.1 percent or 1.0 mb/d from 2011. 2013 demand is expected to be 90.7 mb/d.

The VLCC fleet increased by approximately 5% in 2012 to 622 vessels. The order book counted 81 vessels at the end of 2012 and represents approximately 13 percent of the VLCC fleet. According to industry sources, the single hull VLCC fleet is 17 vessels. The Suezmax fleet increased by approximately 5% in 2012 to 468 vessels. The order book counted 72 vessels at the end of 2012 and represents approximately 15 percent of the Suezmax fleet. According to industry sources, the single hull Suezmax fleet is five vessels.

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

Amounts receivable or payable arising from profit sharing arrangements are accrued based on amounts earned as of the reporting date. Profit share income represents vessel earnings earned by the Company's customers in excess of market rates. Profit share expense represents amounts due to Ship Finance based on 20% (increased to 25% with effect from January 1, 2012) of the excess of vessel revenues earned by the Company over the base hire paid to Ship Finance for chartering in the vessels.

Revenues and voyage expenses of the vessels operating in pool arrangements are pooled and the resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula on the basis of the number of days a vessel operates in the pool. The pools are responsible for paying voyage expenses and distribute net pool revenues to the participants. Pool revenues are reported net of voyage expenses as voyage charter revenue for all periods presented.

Vessels and equipment

The cost of the vessels less estimated residual value is depreciated on a straight-line basis over the vessels' estimated remaining economic useful lives. The estimated economic useful life of the Company's vessels is 25 years. Other equipment is depreciated over its estimated remaining useful life, which approximates five years. The residual value for owned vessels is calculated by multiplying the lightweight tonnage of the vessel by the market price of scrap per tonne. The market price of scrap per tonne is calculated as the 10 year average, up to the date of delivery of the vessel, across the three main recycling markets (Far East, Indian sub continent and Bangladesh). Residual values are reviewed annually.

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

In developing estimates of future cash flows, the Company must make assumptions about future performance, with significant assumptions being related to charter rates, ship operating expenses, utilization, drydocking requirements, residual value and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations. Specifically, in estimating future charter rates, management takes into consideration rates currently in effect for existing time charters and estimated daily time charter equivalent rates for each vessel class for the unfixed days over the estimated remaining lives of each of the vessels. The estimated daily time charter equivalent rates used for unfixed days are based on a combination of (i) trading exchange forecasts, and (ii) the trailing 20-year historical average rates, based on quarterly average rates published by an independent third party maritime research service. Recognizing that the transportation of crude oil is cyclical and subject to significant volatility based on factors beyond the Company's control, management believes the use of estimates based on the combination of internally forecasted rates and 20-year historical average rates calculated as of the reporting date to be reasonable.

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

The following table summarizes the actual rates used by the Company in its impairment testing at December 31, 2012, together with break even rates and the actual rates, for its VLCCs and Suezmax tankers;

	Rates Used (1)
($ per day)	First two years	Thereafter	Break even rate (2)	Actual rate (3)
VLCC	13,375	37,589	23,104	19,300
Suezmax	14,524	31,502	18,417	14,000

1.	The Company uses trading exchange forecast spot rates, which are only available for two years and a 20-year historical average rate thereafter.

2.	The break even rate is the average of the rates over the estimated remaining useful life of the vessel that provides an undiscounted total cash flow equal to the carrying value of the vessel.

3.	The actual rate is the average rate achieved by the Company's vessels in the fourth quarter of 2012.
The results of the Company's 2012 impairment testing on its VLCCs and Suezmax tankers would not have been impacted if the Company had used trailing 5-year historical average rates. If, however, trailing 1-year and 3-year historical average rates had been used in the cash flow forecasts then the carrying values of 16 and 6 of the Company's VLCCs and Suezmax tankers (owned and held under capital lease), respectively, would not have been recovered. This would have resulted in an impairment loss in 2012 of approximately $291.3 million and approximately $186.2 million, respectively, when using trailing 1-year and 3-year historical average rates.

The results of the Company's 2012 impairment testing on its two newbuildings would not have been impacted if the Company had used trailing 3-year and 5-year historical average rates. If, however, the trailing 1-year historical average rate had been used in the cash flow forecasts then the carrying values of the two newbuildings would not have been recovered. This would have resulted in an impairment loss in 2012 of approximately $2.2 million.

The Company recorded a vessel impairment loss of $13.1 million in the three months ended June 30, 2012. This loss relates to three OBO vessels - Front Rider ($4.9 million), Front Climber ($4.2 million) and Front Driver ($4.0 million). The losses relating to Front Rider, Front Climber and Front Driver were the expected losses on the termination of the long term charter parties in July, October and in the fourth quarter of 2012, respectively.

The Company recorded a vessel impairment loss of $18.9 million in the fourth quarter. This loss comprises $14.2 million, which is the expected loss on the termination of the long term charter for the OBO carrier Front Guider in March 2013 and $4.7 million, which was the expected loss on the termination of the long term charter for the Suezmax tanker Front Pride in late February 2013.

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

Our estimates of basic market value assume that our vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified in class without notations of any kind. Our estimates are based on the estimated market values for our vessels that we have received from independent ship brokers and are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future basic market value of our vessels or prices that we could achieve if we were to sell them.

The table set forth below indicates the carrying value of each of our owned vessels as of December 31, 2012 and 2011. As of December 31, 2012, 2011 and the date of this annual report, we were not holding any of the vessels listed in the table below as held for sale. We believe that the future undiscounted cash flows expected to be earned by those vessels, which have experienced a decline in charter-free market value below such vessels' carrying value, over their operating lives would exceed such vessels' carrying values as of December 31, 2012, and accordingly, have not recorded an impairment charge.

			Carrying Value at Dec 31
Vessel	Built	Approximate Dwt.	2012	2011
Suezmax Tanker
Front Alfa (1)	1993	150,038	—	11.9
VLCCs
Ulriken (ex-Antares Voyager)	1998	310,000	43.5	46.5
Phoenix Voyager	1999	308,500	44.6	47.6
Pioneer (ex-British Pioneer)	1999	307,000	46.5	49.4
British Progress	2000	307,000	48.1	51.0
British Pride	2000	307,000	49.5	52.4
British Purpose	2000	307,000	48.7	51.6
			280.9	310.4

1.	The vessel was sold in March 2012 and the Company recognized a loss of $2.1 million in the first quarter of 2012.

We believe the basic charter-free market value for each of the six vessels owned at December 31, 2012 as shown in the table above is lower than the vessel's carrying value. We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by $110.6 million. We refer you to the risk factor entitled "Because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels which may adversely affect our earnings" and the discussion herein under the heading "Business Overview".

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

Where the provisions of a capital lease contain a floating rate element, such as an index linked rate of hire, then the minimum lease payments are assumed to equal the index at inception of the lease. Any variations in the index, and therefore the payments made, are accounted for as contingent rentals and are taken to the statement of operations in the period in which they become payable.

Depreciation of vessels and equipment under capital lease is included within "depreciation" in the consolidated statement of operations. Vessels and equipment under capital lease are depreciated on a straight-line basis over the vessels' remaining economic useful lives or on a straight-line basis over the term of the lease. The method applied is determined by the criteria by which the lease has been assessed to be a capital lease.

Factors Affecting our Results

The principal factors which affect our results of operations and financial position include:

•	the earnings of our vessels;

•	gains and losses from the sale of assets and amortization of deferred gains;

•	vessel operating expenses;

•	impairment losses on vessels;

•	profit share and contingent rental expense;

•	administrative expenses;

•	depreciation;

•	interest expense;

•	impairment of securities.

We have derived our earnings from bareboat charters, time charters, voyage charters and pool arrangements. As of December 31, 2012, 2011 and 2010, 29, 21 and 36, respectively, of our vessels operated in the voyage charter market. The tanker industry has historically been highly cyclical, experiencing volatility in profitability, vessel values and freight rates. In particular, freight and charter rates are strongly influenced by the supply of tanker vessels and the demand for oil transportation services.

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

Profit share expense relates to the amounts due to Ship Finance, which are based on 20% of the excess of vessel revenues earned by the Company over the base hire paid to Ship Finance for chartering in the vessels. This profit share expense increased to 25% beginning on January 1, 2012. Contingent rental expense represents amounts accrued following changes to certain charter parties. In December 2011, the Company and Ship Finance agreed to a rate reduction of $6,500 per day for all vessels leased from Ship Finance under long-term leases for a four year period that commenced on January 1, 2012. The Company will compensate Ship Finance with 100% of any difference between the renegotiated rates and the average vessel earnings up to the original contract rates. In December 2011, the Company also agreed to a rate reduction on four vessels whereby the Company will pay a reduced rate and an additional amount dependent on the actual market rate. The contingent rental expense represents the additional amounts accrued as a result of these charter party amendments.

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

Year ended December 31, 2012 compared with the year ended December 31, 2011

Total operating revenues and voyage expenses and commission

			Change
(in thousands of $)	2012	2011	$	%
Voyage charter revenues	452,889	510,808	(57,919)	(11.3)
Time charter revenues	156,060	231,224	(75,164)	(32.5)
Bareboat charter revenues	33,373	47,101	(13,728)	(29.1)
Other income	25,785	20,969	4,816	23.0
Total operating revenues	668,107	810,102	(141,995)	(17.5)

Voyage expenses and commissions	274,132	295,787	(21,655)	(7.3)

Voyage charter revenues decreased in 2012 compared to 2011 primarily due to the following reasons:

•	Five VLCCs were sold to Frontline 2012 in December 2011 resulting in a decrease in revenues of $91.2 million.

•	Seven vessels, which were chartered-in, were redelivered by the Company in 2012, resulting in a decrease in revenues of $74.9 million.

•	Five Suezmax tankers were sold to unrelated third parties (four in 2011 and one in the first quarter of 2012), resulting in a decrease in revenues of $35.2 million.

These factors were partially offset by:

•	Nine VLCCs and two Suezmax tankers commenced trading in the spot market upon redelivery from time charter contracts, resulting in an increase in revenues of $122.3 million.

•	An increase in the average daily time charter equivalent, or TCE, rates earned by the double hull VLCCs and double hull Suezmax tankers, resulting in an increase in revenues of $22.3 million.

Time charter revenues decreased in 2012 compared to 2011 primarily due to the following reasons:

•	Nine VLCCs and two Suezmax tankers commenced trading in the spot market upon redelivery from time charter contracts, resulting in a decrease in revenues of $51.2 million.

•	One VLCC and two Suezmax tankers were sold to Frontline 2012 in December 2011, resulting in a decrease in revenues of $26.2 million.

•	The time charter contracts on seven OBO carriers were terminated during 2011 and 2012 and each vessel was redelivered to Ship Finance, resulting in a decrease in revenues of $25.2 million.

•	The time charter rates on three OBO carriers were reduced in 2011, resulting in a decrease in revenues of $17.3 million.

These factors were partially offset by the receipt of $35.0 million for the early termination of the time charter contracts on two OBO carriers in December 2012.

Bareboat charter revenues decreased in 2012 compared to 2011 primarily due to the following reasons:

•	A loss provision for unpaid charter hire of $6.0 million, which was recorded in 2012.

•	The rates on two single hull VLCCs were reduced resulting in a decrease in revenues of $3.4 million.

•	The termination of the bare boat contracts on three single hull VLCCs resulting in a decrease in revenues of $3.1 million.

•	The change in rate on one double hull VLCC resulting in a decrease in revenues of $1.1 million.

The increase in other income in 2012 compared to 2011 is primarily due to an increase in income earned from the commercial management of related party and third party vessels and an increase in administrative revenues derived from related parties and third parties.

Voyage expenses and commissions decreased in 2012 compared to 2011 in line with the decrease in voyage charter revenues.

Gain (loss) on sale of assets and amortization of deferred gains

			Change
(in thousands of $)	2012	2011	$	%
Net gain (loss) on lease terminations	3,860	(21,780)	25,640	117.7
Loss on sale of SPCs to Frontline 2012	—	(306,972)	306,972	—
Net (loss) gain on sale of assets	(2,109)	9,271	(11,380)	(122.7)
Amortization of deferred gains	15,062	11,653	3,409	29.3
Other	—	(66)	66	—
	16,813	(307,894)	324,707	(105.5)

All of the gains and losses on lease terminations in 2012 and 2011 related to vessels that were chartered in. The net gain on lease terminations in 2012 includes (i) a gain of $10.6 million resulting from the termination of the long-term charter party agreement for Titan Orion (ex-Front Duke), (ii) a gain of $11.2 million resulting from the termination of the long-term charter party agreement for Ticen Ocean (ex-Front Lady), and (iii) a loss of $17.9 million resulting from the termination of the long-term charter party agreements for Front Striver, Front Rider, Front Viewer, Front Driver and Front Climber. The net loss on lease terminations in 2011 includes (i) a loss of $27.1 million resulting from the termination of the long-term charter party agreements for Front Striver, Front Leader and Front Breaker, and (ii) a gain of $5.3 million resulting from the termination of the charter party agreements for Front Ace and Ticen Sun (ex-Front Highness).

The loss on sale of SPCs to Frontline 2012 relates to the sale in December 2011 of 15 SPCs, which together owned six double hull VLCCs (including one on time charter), four double hull Suezmax tankers and five newbuilding contracts.

The loss on sale of assets in 2012 represents the loss from the sale of the Front Alfa. The net gain on sale of vessels in 2011 represents the gain resulting from the sales and lease backs of the Front Shanghai (renamed Gulf Eyadah) and the Front Eagle (renamed DHT Eagle).

The amortization of deferred gains in 2012 and 2011 represents the amortization of the deferred gains resulting from the sales and lease backs of the Front Shanghai (renamed Gulf Eyadah) and the Front Eagle (renamed DHT Eagle). The deferred gain from Front Shanghai has now been fully recognized. A deferred gain of $2.3 million resulting from Front Eagle has been deferred at December 31, 2012, and will be recognized over the remaining periods of the charter in 2013.

Ship operating expenses

			Change
(in thousands of $)	2012	2011	$	%
VLCC	89,027	95,960	(6,933)	(7.2)
Suezmax	29,354	63,172	(33,818)	(53.5)
Suezmax OBO	12,304	27,878	(15,574)	(55.9)
Total ship operating expenses	130,685	187,010	(56,325)	(30.1)

VLCC operating costs decreased in 2012 compared to 2011 primarily due to the following reasons:

•	The sale of five vessels to Frontline 2012 in December 2011 resulting in a decrease in operating costs of $18.3 million.

•	The sale and time charter-in of two vessels and the termination of leases on two single hull vessels resulting in a decrease in operating costs of $1.7 million.

This was partially offset by a $13.1 million increase in dry docking costs due to eight vessels dry docked in 2012 compared to three vessels dry docked in 2011.

Suezmax operating costs decreased in 2012 compared to 2011 primarily due to the following reasons:

•
Four vessels and one vessel, which were sold to unrelated third parties in the fourth quarter of 2011 and the first quarter of 2012, respectively, resulting in a decrease in operating costs of $14.6 million.

•	Four vessels, which were sold to Frontline 2012 in December 2011 resulting in a decrease in operating costs of $11.6 million.

•	One chartered-in vessel was redelivered by the Company during the third quarter of 2012 resulting in a decrease in operating costs of $3.5 million.

•	A $2.0 million decrease in dry docking costs as only two vessels dry docked in 2012 compared with five vessels dry docked in 2011.

•	A decrease in operating costs of $2.1 million due to lower crew expenses, repair and maintenance, spares and store and supplies.

Suezmax OBO operating costs decreased in 2012 compared to 2011 primarily due to the following reasons:

•	A $6.0 million decrease in dry docking costs as one vessel dry docked in 2012 compared with five vessels dry docked in 2011.

•	Three chartered-in vessels were redelivered by the Company in 2011 and a further four vessels were redelivered in 2012 resulting in a decrease in operating costs of $9.1 million in 2012.

Profit share expense and contingent rental expense

			Change
(in thousands of $)	2012	2011	$	%
Profit share expense	—	482	(482)	—
Contingent rental expense	54,612	—	54,612	—

Profit share expense in the year ended December 31, 2011 relates to the vessels leased from Ship Finance and was calculated as 20% of TCE in excess of daily base charter hire.

The contingent rental expense represents amounts accrued following changes to certain charter parties. In December 2011, the Company and Ship Finance agreed to a rate reduction of $6,500 per day for all vessels leased from Ship Finance under long-term leases for a four year period that commenced on January 1, 2012. The Company will compensate Ship Finance with 100% of any difference between the renegotiated rates and the average vessel earnings up to the original contract rates. In December 2011, the Company also agreed to a rate reduction on four vessels whereby the Company will pay a reduced rate and an additional amount dependent on the actual market rate. The contingent rental expense represents the additional amounts accrued as a result of these charter party amendments.

Charter hire expenses

			Change
(in thousands of $)	2012	2011	$	%
Charter hire expense	37,461	65,601	(28,140)	(42.9)

Charter hire expense has decreased in 2012 compared with the 2011 primarily due to the following reasons:

•	The redelivery by the Company of six double-hull VLCCs, three single-hull VLCCs and one Suezmax tanker, resulting in a decrease in charter hire expense of $42.8 million.

•	A rate reduction on one VLCC, resulting in a decrease in charter hire expense of $1.4 million.

These factors were partially offset by:

•	The sale and leasebacks of two VLCCs, resulting in an increase in charter hire expense of $6.3 million.

•
The charter hire expense on two vessels, which were chartered in from Frontline 2012 from January 1, 2012 on floating rate time charters (for which there is an equal amount of voyage charter revenues), resulting in an increase in charter hire expense of $8.8 million.

•	Off-hire in relation to one double hull VLCC in 2011 resulting in an increase in charter hire expense of $1.2 million.

Administrative expenses

			Change
(in thousands of $)	2012	2011	$	%
Administrative expenses	33,906	35,886	(1,980)	(5.5)

Administrative expenses have decreased in 2012 compared with 2011 primarily due to a decrease in legal fees, audit fees and stock compensation expenses.

Impairment loss and depreciation

			Change
(in thousands of $)	2012	2011	$	%
Depreciation	114,845	195,597	(80,752)	(41.3)
Impairment loss	32,042	121,443	(89,401)	(73.6)

Depreciation has decreased in 2012 compared with 2011 as a result of (i) the five double-hull Suezmax tankers, which were sold to unrelated third parties between October 2011 and March 2012, (ii) the reduction in the carrying cost of vessels held under capital lease following the restructuring in December 2011, and (iii) the ten vessels that were sold to Frontline 2012 in December 2011.

The impairment loss in 2012 relates to four OBO carriers, which were held under capital lease and one Suezmax tanker. The impairment loss in 2011 relates to five double hull Suezmax tankers. Four of these vessels were sold in the fourth quarter of 2011. The remaining vessel was sold in the first quarter of 2012.

Interest income

			Change
(in thousands of $)	2012	2011	$	%
Interest income	130	3,958	(3,828)	(96.7)

Interest income decreased in 2012 compared with 2011 primarily as a result of reduced interest income in ITCL as a result of the utilization of restricted cash balances in the ITCL group to settle a capital lease obligation in July 2011 and the termination of a funding agreement in ITCL in March 2011.

Interest expense

			Change
(in thousands of $)	2012	2011	$	%
Interest expense	94,962	141,497	(46,535)	(32.9)

Interest expense decreased in 2012 compared with 2011 primarily due to the following reasons;

•
Finance lease interest expense decreased by $26.9 million in 2012 due to the renegotiation in December 2011 of the hire rates on all vessels held under capital lease. Furthermore, the leases on five OBO carriers and one Suezmax tanker were terminated in 2012 and the leases on three OBO carriers and one VLCC were terminated in 2011.

•
Loan interest expense decreased by $13.3 million in 2012. This was primarily due to (i) a decrease of $18.2 million due to the assumption by Frontline 2012 of bank debt in the amount of $666.3 million in relation to vessels sold to Frontline 2012 in December 2011 as part of the Restructuring, (ii) a decrease of $2.6 million due to the sale of five Suezmax tankers in 2011 and repayment of the associated debt, and (iii) a decrease of $2.3 million in interest on the Term Notes as a result of repayments made in 2011 and 2012. These factors were partially offset by an increase in interest expense of $10.2 million due to a reduction in the capitalization of interest following the sale of newbuildings to Frontline 2012 in December 2011.

•
Amortization of deferred charges decreased by $6.4 million in 2012 primarily due to the absence of the $5.5 million write off in 2011 as a result of the write-off of deferred charges following the sale of 15 SPCs to Frontline 2012 and the assumption by Frontline 2012 of bank debt.

Equity losses of unconsolidated subsidiaries and associated companies

			Change
(in thousands of $)	2012	2011		%
Share of results of associated companies	(4)	(600)	596	(99.3)

As of December 31, 2012, the Company accounted for five investees (December 31, 2011: six investees) under the equity method. The Company recognized a gain of $0.7 million in the second quarter of 2012 on the dilution of its ownership in Frontline 2012 from 8.8% to 7.9% following the private placement by Frontline 2012 in May 2012.

Other income (expenses)

			Change
(in thousands of $)	2012	2011	$	%
Foreign currency exchange gains	84	106	(22)	(20.8)
Mark to market of derivatives	(1,725)	390	(2,115)	(542.3)
Loss on sale of securities	—	(3,355)	3,355	—
Gain on redemption of debt	4,600	—	4,600	—
Dividends received, net	134	113	21	18.6
Other non-operating items, net	1,110	12,005	(10,895)	(90.8)

The loss and gain in 2012 and 2011, respectively, relate to the Company's trading in freight forward agreements.

The loss on sale of securities in 2011 resulted from the sale of securities held in OSG in January 2011.

The gain on redemption of debt resulted from the Company's purchase of $10.0 million notional value of its convertible bonds for a purchase price of $5.4 million.

Other non-operating items, net in 2012 mainly comprises of $1.3 million in respect of the amortization of deferred gains. Other non-operating items, net in 2011 includes a gain of $8.8 million arising on the termination of a funding agreement in ITCL and $4.4 million in respect of the amortization of deferred gains, which have been partially offset by solicitation costs associated with the ITCL bonds of $0.5 million and banking fees of $0.7 million.

Net loss (income) attributable to noncontrolling interest

			Change
(in thousands of $)	2012	2011	$	%
Net loss (income) attributable to noncontrolling interest	1,021	(591)	1,612	(272.8)

Net income attributable to noncontrolling interest has decreased in 2012 primarily due to a decrease in the net income of ITCL in 2012 and the resulting decrease in the 17.53% interest in that net income.

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

•
Six vessels moved to time charters and two vessels moved to bareboat charters in 2011, which together with the impact of the reduction in average TCE rates resulted in a decrease in voyage charter revenues of $156.5 million.

•	Pool earnings decreased by $14.5 million primarily due to weaker market conditions.

•
Trading days decreased in 2011 as a result of the sale of four Suezmax tankers and one VLCC. In addition, two VLCCs and one Suezmax tanker that were chartered in by the Company were redelivered to their owners in 2011. As a result, revenues decreased by $38.5 million compared to 2010.

•	The redelivery of all NATS vessels chartered in by the Company in 2010 on floating rate charters accounted for an additional $54.8 million decrease in revenue compared to 2010.

•
Demurrage income, which is classified as voyage charter revenue, decreased by $9.6 million during 2011 primarily due to a decrease in the number of vessels trading in the spot market during 2011 and a weaker market.

These factors were partially offset by;

•	An increase in voyage charter revenues of $40.0 million during 2011 due to two Suezmax tankers and three VLCCs, which were delivered in 2010, trading for a full year in 2011.

•	One VLCC moved from time charter and two vessels moved from bareboat charters during 2011, which increased voyage charter revenues by $36.7 million.

Time charter revenues decreased in 2011 compared to 2010 primarily due to the following reasons:

•	The leases on three OBO carriers were terminated in 2011 resulting in a decrease in time charter revenues of $33.4 million.

•
The rates on four OBO carrier time charters were reduced during 2011 resulting in a decrease in time charter revenues of $19.3 million. This was offset by revenue of one OBO carrier increasing by $2.5 million as a result of the vessel being drydocked in 2010 and trading for a full year in 2011 at a higher charter rate.

•
In 2011, lower TCE rates combined with nine vessels moving from time charters to voyage charters (offset by four vessels moving from voyage charters to time charters) led to a reduction of $70.6 million in time charter revenues.

Bareboat revenues decreased in 2011 compared to 2010 primarily due to the following reasons:

•
Two of the double hull vessels owned by ITCL were redelivered from bareboat charters in December 2010 and January 2011, respectively, and both vessels were traded in the spot market during 2011, which decreased bareboat revenues by $16.9 million in 2011.

•	The lease for the single hull vessel, Ticen Sun, was terminated in March 2011 reducing bareboat revenue by $6.4 million.

•	In 2010 and 2011 the bareboat rates for three of the ITCL double hull VLCCs were reduced, which decreased bareboat revenues by $2.1 million in 2011.

These factors were partially offset by two single hull VLCCs trading for the full year on bareboat charters, which increased revenues by $1.7 million in 2011.

(Loss) gain on sale of assets and amortization of deferred gains

			Change
(in thousands of $)	2011	2010	$	%
Net (loss) gain on lease terminations	(21,780)	5,924	(27,704)	(467.7)
Loss on sale of SPCs to Frontline 2012	(306,972)	—	(306,972)	n/a
Net gain on sale of assets	9,271	95	9,176	n/a
Amortization of deferred gains	11,653	24,916	(13,263)	(53.2)
Other	(66)	—	(66)	n/a
	(307,894)	30,935	(338,829)	(1,095.3)

The net loss on lease terminations in 2011 includes (i) a loss of $27.1 million resulting from the termination of the long-term charter party agreements for Front Striver, Front Leader and Front Breaker, and (ii) a gain of $5.3 million resulting from the termination of the charter party agreements for Front Ace and Ticen Sun (ex-Front Highness). The net gain on lease terminations in 2010 represents the gain resulting from the termination of the charter party agreements for Front Vista (renamed Dewi Maeswara) and the single hull VLCC Golden River (ex-Front Lord).

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

Ship operating expenses

			Change
(in thousands of $)	2011	2010	$	%
VLCC	95,960	100,645	(4,685)	(4.7)
Suezmax	63,172	63,314	(142)	(0.2)
Suezmax OBO	27,878	31,720	(3,842)	(12.1)
Total ship operating expenses	187,010	195,679	(8,669)	(4.4)

Ship operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, drydockings, lubricating oils and insurance.

VLCC operating costs decreased in 2011 compared to 2010 primarily due to the following reasons:

•	One double hull vessel was drydocked in 2011 compared with three double hull vessels in 2010, which resulted in a decrease of $2.9 million in drydocking expenses.

•	The lease for one single hull vessel was terminated in February 2011. This reduced operating costs by $2.4 million.

•	The sale and leaseback of two double hull VLCCs in January and May 2011 reduced operating costs by $4.8 million.

•	One single hull vessel was sold in 2010 and three vessels were transferred to bareboat charters in 2010, resulting in a $3.5 million decrease in operating costs in 2011.

These factors were partially offset by:

•	The delivery of four double hull vessels in 2010, which operated for a full year in 2011 increasing operating costs by $5.9 million.

•
Two of the double hull vessels owned by ITCL were redelivered from bareboat charters in December 2010 and January 2011, respectively, and both vessels were traded in the spot market during 2011, which increased operating expenses by $5.7 million in 2011.

•	Operating costs also increased due on luboils, management and service fees by $1.3 million though this was offset by a decrease in crew expenses of $3.1 million on the prior year.

Suezmax operating costs decreased in 2011 compared to 2010 primarily due to the following reasons:

•	A decrease in drydocking costs of $1.1 million.

•	The sale of the last single hull Suezmax in April 2010, which reduced operating costs by $0.7 million in 2011.

•	Four of the double hull vessels sold in December 2011 reduced operating costs by $1.5 million.

These factors were partially offset by four Suezmax newbuildings, which were delivered during 2010 and operated for the full year in 2011, increasing operating costs by $3.6 million.

Suezmax OBO operating costs decreased in 2011 compared to 2010 primarily due to the termination of three charter parties during 2011, which reduced operating costs by $4.5 million partially offset by an increase in drydocking costs of $1.2 million. Three OBO carriers were drydocked in 2011, compared with two in 2010.

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

Charter hire expenses

			Change
(in thousands of $)	2011	2010	$	%
Charter hire expenses	65,601	134,551	(68,950)	(51.2)

Charter hire expenses decreased in 2011 compared to 2010 primarily due to the redelivery of 15 Suezmax tankers on December 31, 2010 that were previously chartered in on floating rate charters from NATS. This reduced charter hire expense by $54.8 million in 2011. In addition, one Suezmax tanker and seven VLCCs, which were chartered in under operating leases were redelivered to the owners in 2011, which reduced charter hire expense by $23.4 million. Two VLCCs were sold and leased back during 2011, which increased charter hire expenses by $17.4 million in 2011.

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

Impairment loss and depreciation

			Change
(in thousands of $)	2011	2010	$	%
Depreciation	195,597	212,851	(17,254)	(8.1)
Impairment loss	121,443	—	121,443	n/a

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

Equity losses of unconsolidated subsidiaries and associated companies

			Change
(in thousands of $)	2011	2010	$	%
Share of results of associated companies	(600)	(515)	(85)	16.5

As of December 31, 2011, we accounted for six investees compared to four for 2010, under the equity method.

Other income (expenses)

			Change
(in thousands of $)	2011	2010	$	%
Foreign currency exchange gains	106	622	(516)	(83.0)
Mark to market of derivatives	390	(19)	409	2,152.6
Impairment of securities	—	(9,425)	9,425	—
Loss on sale of securities	(3,355)	—	(3,355)	—
Dividends received, net	113	(278)	391	140.6
Other non-operating items, net	12,005	2,411	9,594	397.9

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

Recent accounting pronouncements

ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. Many of the changes here are clarifications of existing guidance or wording changes to align with IFRS 13. The new measurement guidance did not have an impact on the Company's consolidated financial statements and the new disclosure requirements are in Note 16 "Financial Instruments".

ASU 2011-08, Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment. This ASU gives an entity the option in its annual goodwill impairment test to first assess revised qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. There is no impact on the Company as a result of this guidance.

ASU 2013-01, Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities. This ASU addresses implementation issues about the scope of ASU 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. ASU 2013-01 is effective for reporting periods beginning on or after January 1, 2013. Its adoption is not expected to have a material impact on the Company's disclosures.

ASU 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. This ASU seeks to improve the reporting of reclassifications out of accumulated other comprehensive income. An entity is required to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S GAAP that provide additional detail about those amounts. The requirement of this update is to ensure that this information is presented in one place, rather than in different places throughout the financial statements as it is currently. The guidance is effective prospectively for reporting periods beginning after December 15, 2012. This guidance does is not expected to have a material impact on the Company's consolidated financial statements.

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

Our funding and treasury activities are conducted within corporate policies to maximize investment returns while maintaining appropriate liquidity for our requirements. Cash and cash equivalents are held primarily in U.S. dollars with some balances held in British Pounds, Euros, Norwegian Kroner and Singapore dollars.

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

Net cash provided by operating activities was $68.6 million in 2012 compared with $56.9 million in 2011 and $314.9 million in 2010. The Company's reliance on the spot market contributes to fluctuations in cash flows from operating activities historically as a result of the exposure to highly cyclical tanker rates and more recently as a result of the impact of the downturn in the world economy on worldwide oil demand. Any increase or decrease in the average TCE rates earned by the Company's vessels in periods subsequent to December 31, 2012, compared with the actual TCE rates achieved during 2012, will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities. In March 2013, we have average total cash cost breakeven rates on a TCE basis of approximately $18,800 for our Suezmax tankers and approximately $24,200 for our VLCCs. These are the daily rates our vessels must earn to cover budgeted operating costs, estimated interest expenses and scheduled loan principal repayments, bareboat hire and corporate overhead costs in 2013. These rates do not take into account capital expenditures. Furthermore, vessels on short term time charter-in and the vessels on bareboat charters out are not included in the breakeven rates.

Our medium and long-term liquidity requirements include funding the equity portion of investments in new or replacement vessels, repayment of the convertible bond and funding any payments we may be required to make due to lessor put options on certain vessels we charter-in.  Sources of funding for our medium and long-term liquidity requirements include new loans, refinancing of existing arrangements, equity issues, public and private debt offerings, vessel sales, sale and leaseback arrangements and asset sales.

In order to meet the Company's requirements over the next 12 months, we believe that additional financing will be required to fund our remaining newbuilding installments of $87.9 million (see below). As is standard in the shipping industry we expect to finance between 50% to 60% of the construction cost of the newbuildings through traditional bank financing. Should such financing not be available, this could severely impact our ability to meet our obligations and finance future obligations. In addition, as outlined in the Risk Factor “If the tanker industry, which historically has been cyclical and volatile, continues to be depressed or declines further in the future, our revenues, earnings and available cash flow may be adversely affected” in the event that our cash flow from operations does not enable us to satisfy our short term or medium to long term liquidity requirements, we will also have to consider alternatives, such as raising equity, which could dilute shareholders, or selling assets, which could negatively impact our financial results, depending on market conditions at the time.

If the tanker market does not recover before 2015 and no additional equity can be raised or assets sold there is a risk that we will not have sufficient cash to repay the existing $225 million convertible bond loan at maturity in April 2015. Such a situation might force a restructuring of the Company, including modifications of charter lease obligations and debt agreements.

As of December 31, 2012, 2011 and 2010, we had cash and cash equivalents of $137.6 million, $160.6 million and $176.6 million, respectively. As of December 31, 2012, 2011 and 2010, we had restricted cash balances of $87.5 million, $100.6 million and $244.1 million, respectively. Restricted cash balances at December 31, 2012, include $86.3 million (2011: $99.3 million) held by

ITCL and these balances contribute to our total short and medium term liquidity as they are used to fund payment of certain loans and lease payments which would otherwise be paid out of our cash balances and may also be used to fund the operating expenses of certain vessels in accordance with contractual arrangements. The decrease in the ITCL restricted cash deposits is primarily due to principal and interest payments to the note holders. In March 2010, we made certain amendments to the charter agreements with Ship Finance relating to 31 double hull crude oil tankers and OBO carriers, which resulted in the reduction of the required restricted cash deposits in exchange for a guarantee from us for the payment of charter hire. Withdrawals from these restricted cash deposits were prohibited. Restricted cash deposits held in respect of the Ship Finance charter reserves decreased by $111.7 million resulting from amendments to the charter agreements and $10.6 million from reserves no longer required for two vessels. We also made an advance payment of charter hire less operating expenses of $72.8 million covering part of the payments due to Ship Finance over the six months from March 2010. As of December 31, 2010, $62.0 million of our restricted cash served to support our obligations to make charter hire payments to Ship Finance, and was subject to adjustment based on the number of charters that we maintained.

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

Following the Restructuring described in "Item 4, Information on the Company-A. History and Development of the Company," we currently have two Suezmax tankers under construction. As of December 31, 2012, we are committed to making newbuilding installments of $87.9 million with expected payment in 2013. We expect to finance these payments with cash on hand, operating cash flow and bank debt that we intend to arrange. We may not be able to arrange financing on terms acceptable to us or at all, which would have a materially adverse impact on our ability to meet our obligations and finance future obligations and may result in the loss of $25.0 million in installments that we have already paid. As part of the Restructuring, Frontline 2012 has agreed to fully reimburse and indemnify the company for all payments made under any guarantees issued by the Company to the shipyard in connection with three VLCC newbuilding contracts acquired from the Company and to reimburse the Company for all costs incurred in connection with these guarantees. Currently, there is $209.0 million in remaining installments relating to these newbuilding contracts for which the Company is contingently liable. The Company has not recorded any liability in respect of these guarantees as the Company does not believe that it will be required to make any payments in relation to them.

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

In March 2010, Ship Finance sold the single hull VLCC Golden River (ex-Front Lord) to a third party and as a result, terminated the Company's long-term lease for the vessel. We received a termination payment from Ship Finance of $2.9 million.

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

In the fourth quarter of 2011, we sold four Suezmax tankers (Front Fighter, Front Hunter, Front Delta and Front Beta), at which time related debt of $57.1 million was repaid.

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

We received termination payments from Ship Finance in 2012 in the aggregate amount of $22.2 million in respect of the lease terminations for Titan Orion (ex-Front Duke) and Ticen Ocean (now renamed Front Lady). We expect to receive a lease termination payment from Ship Finance in 2013 of $7.8 million for Titan Aries (now renamed Edinburgh).

We made lease termination payments to Ship Finance in 2012 in the aggregate amount of $32.6 million in respect of the lease terminations for Front Striver, Front Rider, Front Climber, Front Viewer and Front Guider. A lease termination payment of $0.5 million in respect of Front Driver was paid to Ship Finance in the first quarter of 2013 and we expect to make a lease termination payment in 2013 of $2.1 million to Ship Finance in respect of Front Pride.

In December 2012, we agreed to an early termination of the time charter out contracts on the two OBO carriers, Front Viewer and Front Guider, and received a compensation payment in December 2012 from the charterers for loss of hire due to the early termination of $35.0 million. We also agreed with Ship Finance to terminate the long term charter parties for these two OBO carriers. We paid $23.5 million to Ship Finance as compensation for the early termination of the charters and the estimated loss of contingent rentals relating to the two vessels.

Borrowing activities

Term Loan Facilities

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

In June 2010, the Company entered into a $200.0 million secured term loan facility, with an interest rate of LIBOR plus a margin, due in 2015 to re-finance the remaining balance of a $80.0 million loan facility and part finance the purchase of Front Eminence and Front Endurance. A vessel acquisition, which had been part financed from the $80.0 million loan facility was sold in 2011 and the debt associated with the vessel of $52.2 million was repaid during the year. The outstanding balance on this facility at December 31, 2011, was $127.6 million and this debt was assumed by Frontline 2012 as part of the consideration relating to the purchase of 15 SPCs, see "Item 4. Information on the Company-A. History and Development of the Company".

In November 2010, we secured pre- and post-delivery financing in the amount of $147 million representing 70% of the contract price for the first two VLCC newbuildings to be delivered from Jinhaiwan. The outstanding balance on this facility at December 31, 2011, was $72.0 million and this debt was assumed by Frontline 2012 as part of the consideration relating to the purchase of 15 SPCs, see "Item 4. Information on the Company-A. History and Development of the Company".

Following the Restructuring, described in "Item 4. Information on the Company-A. History and Development of the Company", a prepayment of $12.9 million associated with a vessel, which was not part of the transaction with Frontline 2012, and the prepayment of ITCL's $33.0 million bank loan, all of our bank debt was eliminated and the outstanding floating rate debt at December 31, 2011 was zero.

Convertible Bonds

On March 26, 2010, we announced the private placement of $225 million of convertible bonds and the offering of the bonds closed on April 14, 2010. The senior, unsecured convertible bonds have an annual coupon of 4.50%, which is paid quarterly in arrears and had a conversion price of $39.00. The bonds may be converted into our Ordinary Shares by the holders at anytime up to ten banking days prior to April 14, 2015. The reference price has been set at $29.7784 (NOK 180.0045). The applicable USD/NOK exchange rate has been set at 6.0448. We declared a dividend of $0.75 per share on May 21, 2010. The conversion price was adjusted from $39.00 to $38.0895 effective June 2, 2010 which was the date the shares traded ex-dividend. We declared a dividend of $0.75 per share on August 27, 2010. The conversion price was adjusted from $38.0895 to $37.0483 per share effective September 8, 2010, which was the ex-dividend date. There was no adjustment to the conversion price for the dividend of $0.25 per share, which was paid on December 21, 2010. There is no adjustment to the conversion price where such adjustment would be less than 1% of the conversion price then in effect and any adjustment not required to be made shall be carried forward and taken into account in any subsequent adjustment. On February 22, 2011, we announced a dividend of $0.10 per share. The conversion price was adjusted from $37.0483 to $36.5567 per share effective March 7, 2011, which was the ex-dividend date. The bonds will be redeemed at 100% of their principal amount and will, unless previously redeemed, converted or purchased and cancelled, mature on April 14, 2015.

We have a right to redeem the bonds at par plus accrued interest at any time during the term of the loan, provided that 90% or more of the bonds issued shall have been redeemed or converted to shares. 6,154,822 new shares would be issued, if the bonds were converted at the current price of $36.5567.

In March 2012, we purchased $10.0 million notional value of these convertible bonds for a purchase price of $5.4 million.

The loan associated with our convertible bonds imposes operating and negative covenants on us and our subsidiaries. A violation of these covenants constitutes an event of default under our convertible bonds, which would, unless waived by our bondholders, provide our bondholders with the right to require the principal amounts under the convertible bonds including accrued interest and expenses due for immediate payment and accelerate our indebtedness, which would impair our ability to continue to conduct our business.

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

Frontline 2012 Ltd.

In December 2011, we acquired approximately 8.8% of the share capital of Frontline 2012 for $25.0 million. In May 2012, we paid $13.3 million for 3,546,000 shares in a private placement by Frontline 2012 of 56 million new ordinary shares at a subscription price of $3.75 per share. In January 2013, we paid $6.0 million for 1,143,000 shares in a private placement by Frontline 2012 of 59 million new ordinary shares at a subscription price of $5.25 per share. We currently own approximately 6.3% of the share capital of Frontline 2012.

Windsor Petroleum Transport Corporation Term Notes

In January 2013, ITCL sold $8.0 million notional value of the Windsor Petroleum Transport Corporation 7.84% Term Notes for proceeds of $4.5 million.

C.  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We do not undertake any significant expenditures on research and development, and have no significant interests in patents or licenses.

D.  TREND INFORMATION

The oil tanker industry has been highly cyclical, experiencing volatility in charter hire rates and vessel values resulting from changes in the supply of and demand for crude oil and tanker capacity. See "Item 5, Operating and Financial Review and Prospects – A. Operating Results".

E.  OFF-BALANCE SHEET ARRANGEMENTS

Charter hire payments to third parties for certain contracted in vessels are accounted for as operating leases. We are also committed to make rental payments under operating leases for office premises. The future minimum rental payments under our non-cancellable operating leases are disclosed below in "Tabular disclosure of contractual obligations".

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

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

At December 31, 2012, we had the following contractual obligations and commitments:

	Payment due by period
(In thousands of $)	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years	Total
Fixed rate long-term debt	20,700	261,550	54,377	147,365	483,992
Fixed rate long-term debt in unconsolidated subsidiaries	9,526	19,051	—	—	28,577
Operating lease obligations	6,353	3,631	257	—	10,241
Capital lease obligations	52,070	147,072	201,045	550,373	950,560
Charter termination obligations	2,557	—	—	—	2,557
Newbuilding commitments	87,924	—	—	—	87,924
Interest on fixed rate long-term debt	30,321	50,763	28,763	25,615	135,462
Interest on fixed rate long-term debt in unconsolidated subsidiaries	2,029	1,217	406	—	3,652
Interest on capital lease obligations	59,442	108,131	83,079	113,493	364,145
Total	270,922	591,415	367,927	836,846	2,067,110

Interest payments are based on the existing borrowings of both consolidated and unconsolidated subsidiaries. Interest on fixed rate loans is calculated using the contracted interest rates.

The newbuilding commitments as of December 31, 2012 consist of two Suezmax tankers.

As of December 31, 2012, the Company leased in 29 vessels on long-term time charters and bareboat charters from third parties and related parties.  One of these long-term time charters and bareboat charters is classified as an operating lease and 28 as capital leases. In addition, one vessel is leased on a short-term fixed rate charter which is classified as an operating lease. Four of the Company's long-term leases of vessels contain put options.

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

Name	Age	Position
John Fredriksen	68	Chairman, Chief Executive Officer, President and Director
Cecilie Fredriksen	29	Director
Kate Blankenship	48	Director and Audit Committee Chairman
Tony Curry	62	Director
Jens Martin Jensen	49	Chief Executive Officer of Frontline Management AS
Inger M. Klemp	50	Chief Financial Officer of Frontline Management AS

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

Kate Blankenship has been a director of the Company since August 2003. Mrs. Blankenship joined the Company in 1994 and served as the Company's Chief Accounting Officer and Company Secretary until October 2005. Mrs. Blankenship served as Chief Financial Officer of Knightsbridge Tankers Limited from April 2000 to September 2007. Mrs. Blankenship has been a Director of Ship Finance International Limited since October 2003.  Mrs. Blankenship has served as a director of Golar LNG Limited since July 2003, Golden Ocean Group Limited since November 2004, Seadrill Limited since May 2005, Archer Limited since August 2007, Golar LNG Partners LP since September 2007, Independent Tankers Corporation Limited since February 2008, Frontline 2012 Ltd. since December 2011 and Seadrill Partners LLC since June 2012. She is a member of the Institute of Chartered Accountants in England and Wales.

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

B.  COMPENSATION

During the year ended December 31, 2012, we paid to our directors and executive officers (six persons) aggregate cash compensation of approximately $1.6 million and an aggregate amount of approximately $0.04 million for pension and retirement benefits. In addition to cash compensation, during 2012 we also recognized stock compensation expense of approximately $0.3 million in respect of options granted under our Share Option Scheme.

C.  BOARD PRACTICES

In accordance with our Bye-laws the number of Directors shall be such number not less than two as our shareholders by Ordinary Resolution may from time to time determine and each Director shall hold office until the next annual general meeting following his election or until his successor is elected. We currently have four Directors.

We currently have an audit committee, which is responsible for overseeing the quality and integrity of our financial statements and our accounting, auditing and financial reporting practices, our compliance with legal and regulatory requirements, the independent auditor's qualifications, independence and performance and our internal audit function. In 2012, our audit committee comprised of Mrs. Kate Blankenship.

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

D.  EMPLOYEES

As of December 31, 2012, we employed approximately 88 people in our offices in Bermuda, London, Oslo, Singapore and India, compared to 80 employees in 2011 and 70 employees in 2010. We contract with independent ship managers to manage and operate our vessels.

E.  SHARE OWNERSHIP

As of March 14, 2013, the beneficial interests of our Directors and officers in our Ordinary Shares were as follows:

Director or Officer	Ordinary Shares of $2.50 each	Options to acquire Ordinary Shares which have vested	Percentage of Ordinary Shares Outstanding
John Fredriksen*	*	100,000	*
Cecilie Fredriksen	—	—	—
Kate Blankenship	2,000	30,000	**
Tony Curry	—	30,000	**
Jens Martin Jensen	14,000	56,667	**
Inger M. Klemp	16,000	56,667	**

*      Hemen Holding Ltd, or Hemen, is a Cyprus holding company, which is indirectly controlled by trusts established by Mr. Fredriksen, the Company's Chairman and Chief Executive Officer, for the benefit of his immediate family. Mr. Fredriksen disclaims beneficial ownership of the 26,304,053 Ordinary Shares held by Hemen, except to the extent of his voting and dispositive interest in such shares of common stock. Mr. Fredriksen has no pecuniary interest in the shares held by Hemen.
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

Details of options to acquire our Ordinary Shares by our Directors and officers as of March 14, 2013, were as follows:

Director or Officer	Number of options		Exercise price	Expiration Date
	Total	Vested
John Fredriksen	100,000	100,000	NOK 130.46	October 2014
Cecilie Fredriksen	—	—	—	—
Kate Blankenship	30,000	30,000	NOK 130.46	October 2014
Tony Curry	30,000	30,000	NOK 130.46	October 2014
Jens Martin Jensen	50,000	50,000	NOK 130.46	October 2014
	20,000	6,667	NOK 130.46	April 2016
Inger M. Klemp	50,000	50,000	NOK 130.46	October 2014
	20,000	6,667	NOK 130.46	April 2016

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

The following table presents certain information as of March 14, 2013, regarding the ownership of our Ordinary Shares with respect to each shareholder whom we know to beneficially own more than 5% of our outstanding Ordinary Shares.

Owner	Ordinary Shares Amount	%
Hemen Holding Ltd. (1)	26,304,053	33.78%

(1)
Hemen Holding Ltd, or Hemen, is a Cyprus holding company, which is indirectly controlled by trusts established by Mr. Fredriksen, the Company's Chairman and Chief Executive Officer, for the benefit of his immediate family. Mr. Fredriksen disclaims beneficial ownership of the 26,304,053 Ordinary Shares held by Hemen, except to the extent of his voting and dispositive interest in such shares of common stock. Mr. Fredriksen has no pecuniary interest in the shares held by Hemen.

As of March 11, 2013, 42,214,321 of our Ordinary Shares were listed for trading on the New York Stock Exchange.

Our major shareholders have the same voting rights as our other shareholders. No corporation or foreign government owns more than 50% of our outstanding Ordinary Shares. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

B.  RELATED PARTY TRANSACTIONS

The majority of the Company's leased vessels are leased from Ship Finance and Ship Finance is entitled to a profit share of the Company's earnings on these vessels under a Charter Ancillary Agreement. This profit share was increased from 20% to 25% with effect from January 1, 2012. A summary of leasing transactions with Ship Finance during the years ended December 31, 2012, 2011 and 2010 is as follows:

(in thousands of $)	2012	2011	2010
Charter hire paid (principal and interest)	176,332	248,822	289,578
Lease termination fees expense (income), net	1,777	17,104	(2,435)
Compensation paid on lease amendment	—	106,000	—
Profit share expense	—	482	30,566
Contingent rental expense	52,176	—	—
Remaining lease obligation	875,670	926,821	1,289,897

A summary of net amounts earned (incurred) from related parties, excluding the Ship Finance lease related balances above, for the years ended December 31, 2012, 2011 and 2010 are as follows:

(in thousands of $)	2012	2011	2010
Seatankers Management Co. Ltd	1,009	1,008	1,092
Golar LNG Limited	1,820	1,002	1,310
Golar LNG Energy Limited	—	—	88
Ship Finance International Limited	4,261	4,660	2,490
Golden Ocean Group Limited	5,566	5,492	6,138
Bryggegata AS	(1,455)	(1,494)	(1,368)
Arcadia Petroleum Limited	5,423	34,977	34,211
Seadrill Limited	2,574	1,076	426
Archer Limited	390	906	166
Deep Sea Supply Plc	41	168	132
Aktiv Kapital ASA	21	136	83
VTN Shipping Inc	—	17,051	—
Orion Tankers Ltd	343	24	—
Frontline 2012 Ltd	(4,004)	—	—
CalPetro Tankers (Bahamas I) Limited	51	63	47
CalPetro Tankers (Bahamas II) Limited	51	63	47
CalPetro Tankers (IOM) Limited	51	63	47

Net amounts earned from other related parties comprise charter hire, office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily rental for office space and guarantee fees. In addition, the Company chartered in two vessels from Frontline 2012 on floating rate time charters under which the charter hire expense was equal to the time charter equivalent earnings of the vessels.

A summary of balances due from related parties as at December 31, 2012 and 2011 is as follows:

(in thousands of $)	2012	2011
Receivables
Ship Finance International Limited	1,891	1,138
Seatankers Management Co. Ltd	342	168
Archer Ltd	778	632
Golar LNG Limited	755	610
Orion Tankers Ltd	250	—
Northern Offshore Ltd	13	13
Golden Ocean Group Limited	1,325	1,272
Seadrill Limited	1,253	841
Frontline 2012 Ltd	2,291	10,469
CalPetro Tankers (Bahamas I) Limited	13	57
CalPetro Tankers (Bahamas II) Limited	13	57
CalPetro Tankers (IOM) Limited	13	57
Deep Sea Supply Plc	—	68
Aktiv Kapital Ltd	—	67
Arcadia Petroleum Limited	106	356
North Atlantic Drilling Ltd	12	—
	9,055	15,805

A summary of balances due to related parties as at December 31, 2012 and 2011 is as follows:

(in thousands of $)	2012	2011
Payables
Ship Finance International Limited	(52,063)	(9,209)
Seatankers Management Co. Ltd	(257)	(550)
Golar LNG Limited	(101)	(106)
Golden Ocean Group Limited	(1,042)	(910)
Frontline 2012 Ltd	(423)	—
Aktiv Kapital Ltd	(34)	—
Deep Sea Supply Plc	(28)	—
	(53,948)	(10,775)

Receivables and payables with related parties comprise unpaid management, technical advisory, newbuilding supervision and technical management, administrative service and rental charges and charterhire payments.  In addition, certain payables and receivables arise when the Company pays an invoice on behalf of a related party and vice versa.  The payable with Ship Finance principally includes unpaid contingent rental expense and a lease termination fee. Receivables and payables with related parties are generally settled quarterly in arrears with the exception of profit share due to Ship Finance which is settled annually.

We transact business with the following related parties, being companies in which Hemen and companies associated with Hemen have a significant interest: Ship Finance International Limited, Golar LNG Limited, Northern Offshore Ltd, Seadrill Limited, Bryggegata AS, Golden Ocean Group Limited, Arcadia Petroleum Limited ("Arcadia"), Deep Sea Supply Plc ("Deep Sea"), Aktiv Kapital ASA, Archer Limited, Farahead Holdings Limited ("Farahead"), Seatankers Management Co. Ltd, North Atlantic Drilling Ltd and Frontline 2012 Ltd. CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited, CalPetro Tankers (IOM) Limited, Frontline 2012 Ltd. and Orion Tankers Ltd. are equity accounted.

The Company earned freights on chartering vessels to Arcadia in the amount of $5.0 million (2011: $34.6 million).

The Company received termination payments from Ship Finance in 2012 in the aggregate amount of $22.2 million in respect of the lease terminations for Titan Orion (ex-Front Duke) and Ticen Ocean (now renamed Front Lady). The Company expects to receive a lease termination payment from Ship Finance in 2013 of $7.8 million for Titan Aries (now renamed Edinburgh).

The Company made lease termination payments to Ship Finance in 2012 in the aggregate amount of $32.6 million in respect of the lease terminations for Front Striver, Front Rider, Front Climber, Front Viewer and Front Guider. A lease termination payment of $0.5 million in respect of Front Driver was paid to Ship Finance in the first quarter of 2013 and the Company expects to make a lease termination payment in 2013 of approximately $2.1 million to Ship Finance in respect of Front Pride.

In May 2012, the Company paid $13.3 million for 3,546,000 shares in a private placement by Frontline 2012 of 56 million new ordinary shares at a subscription price of $3.75 per share. Following the private placement, the Company’s ownership in Frontline 2012 was reduced from 8.8% to 7.9%. The Company recognized a gain, which was included in ‘Share of results from associated companies’, on the dilution of its ownership of $0.7 million in the second quarter of 2012.

In January 2013, the Company paid $6.0 million for 1,143,000 shares in a private placement by Frontline 2012 of 59 million new ordinary shares at a subscription price of $5.25 per share. Following the private placement, the Company’s ownership in Frontline 2012 was reduced from 7.9% to 6.3%. The Company recognized a gain, which will be included in ‘Share of results from associated companies’, on the dilution of its ownership of $5.2 million in the first quarter of 2013.

In September 2011, the Company negotiated the early termination of bare boat charters on three single hull VLCCs, Titan Orion (ex-Front Duke), Titan Aries (now renamed Edinburgh) and Ticen Ocean (now renamed Front Lady), which are being chartered in from Ship Finance. These three vessels have been sold by Ship Finance with expected delivery during 2012 and 2013. The Titan Orion (ex-Front Duke) was delivered, and the charter party with Ship Finance was terminated, on March 27, 2012. The Company received a compensation payment from Ship Finance of $10.6 million for the early termination of the charter. The Ticen Ocean (now renamed Front Lady) was delivered, and the charter party with Ship Finance was terminated, on November 27, 2012. The Company received a compensation payment from Ship Finance of $11.6 million for the early termination of the charter. The Titan Aries (now renamed Edinburgh) was delivered, and the charter party with Ship Finance was terminated, on February 16, 2013. Under the terms of the early termination of the bareboat charters, Ship Finance will pay the Company a termination fee in accordance with the charter ancillary agreement.

In 2011, the Company received termination payments from Ship Finance in the aggregate amount of $5.3 million in respect of the lease terminations for Front Ace and Ticen Sun (ex-Front Highness) and made termination payments to Ship Finance in the aggregate amount of $14.3 million in respect of the lease terminations for Front Leader and Front Breaker.

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

Dividend Policy

The timing and amount of dividends, if any, is at the discretion of our Board of Directors. The level of dividend will be guided by present earnings, market prospects, current capital expenditure programs as well as investment opportunities. We have paid the following cash dividends in 2010 and 2011. We have not paid any cash dividends since the third quarter in 2011.

Payment Date	Amount per Share
2010
March 30, 2010	$0.25
June 21, 2010	$0.75
September 24, 2010	$0.75
December 21, 2010	$0.25
2011
March 23, 2011	$0.10
June 28, 2011	$0.10
September 26, 2011	$0.02

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

The following table sets forth, for the five most recent fiscal years, the high and low prices for the Ordinary Shares on the NYSE and OSE.

	NYSE		OSE
	High	Low	High	Low
Fiscal year ended December 31,
2012	$9.47	$3.02	NOK 48.50	NOK 17.24
2011	$27.76	$2.52	NOK 169.50	NOK 14.76
2010	$38.85	$24.98	NOK 236.70	NOK 146.40
2009	$33.29	$15.78	NOK 235.00	NOK 107.00
2008	$72.36	$25.00	NOK 376.50	NOK 165.25

The following table sets forth, for each full financial quarter for the two most recent fiscal years, the high and low prices of the Ordinary Shares on the NYSE and the OSE.

	NYSE		OSE
	High	Low	High	Low
Fiscal year ended December 31, 2012
First quarter	$9.47	$4.03	NOK 48.50	NOK 24.16
Second quarter	$7.69	$3.88	NOK 44.70	NOK 23.98
Third quarter	$4.72	$3.02	NOK 28.00	NOK 17.24
Fourth quarter	$4.03	$3.07	NOK 22.90	NOK 17.50
	NYSE		OSE
	High	Low	High	Low
Fiscal year ended December 31, 2011
First quarter	$27.76	$24.02	NOK 169.50	NOK 133.00
Second quarter	$25.09	$14.35	NOK 138.80	NOK 77.25
Third quarter	$15.16	$4.83	NOK 81.50	NOK 28.32
Fourth quarter	$6.54	$2.52	NOK 39.87	NOK 14.76

The following table sets forth, for the most recent six months, the high and low prices for the Ordinary Shares on the NYSE and OSE.

	NYSE		OSE
	High	Low	High	Low
March 2013 (through March 14)	$2.37	$1.81	NOK 13.20	NOK 10.15
February 2013	$3.57	$2.04	NOK 19.30	NOK 11.30
January 2013	$3.77	$3.34	NOK 20.80	NOK 18.60
December 2012	$3.67	$3.07	NOK 20.30	NOK 18.00
November 2012	$4.03	$3.08	NOK 22.85	NOK 17.50
October 2012	$4.00	$3.12	NOK 22.90	NOK 17.90

ITEM 10. ADDITIONAL INFORMATION

A.  SHARE CAPITAL

Not applicable.

B.  MEMORANDUM AND ARTICLES OF ASSOCIATION

The Memorandum of Association of the Company has previously been filed as Exhibit 3.1 to the Company's Registration Statement on Form F-3, (Registration No. 333-185193) filed with the Securities and Exchange Commission on November 29, 2012, and is hereby incorporated by reference into this Annual Report.

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

Under the Company's Bye-laws, the minimum number of directors comprising the board of directors at any time shall be two. The board of directors currently consists of four directors.  The minimum and maximum number of directors comprising the board of directors from time to time shall be determined by way of an ordinary resolution of the shareholders of the Company. The shareholders may, at the annual general meeting by ordinary resolution, determine that one or more vacancies in the board of directors be deemed casual vacancies.  The board of directors, so long as a quorum remains in office, shall have the power to fill such casual vacancies.  Each director will hold office until the next annual general meeting or until his successor is appointed or elected. The shareholders may call a Special General Meeting for the purpose of removing a director, provided notice is served upon the concerned director 14 days prior to the meeting and he is entitled to be heard.  Any vacancy created by such a removal may be filled at the meeting by the election of another person by the shareholders or in the absence of such election, by the board of directors.

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

Taxation of the Company's Shipping Income: In General

The Company anticipates that it will derive substantially all of its gross income from the use and operation of vessels in international commerce and that this income will principally consist of freights from the transportation of cargoes, charterhire from time or voyage charters and the performance of services directly related thereto, which the Company refers to as "shipping income."

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
more than 50% of the Company's stock, in terms of value, is beneficially owned by any combination of one or more individuals who are residents of a qualified foreign country or foreign corporations that satisfy the country of organization requirement and the Publicly-Traded Test.

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

For the 2012 taxable year, the Company satisfied the Publicly-Traded Test since, on more than half the days of the taxable year, the Company's Ordinary Shares were primarily and regularly traded on the New York Stock Exchange.

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

Dividends paid on Ordinary Shares to a United States Holder which is an individual, trust or estate (a "United States Non-Corporate Holder") will generally be treated as "qualified dividend income" that is taxable to such shareholders at preferential United States federal income tax rates provided that (1) Ordinary Shares are readily tradable on an established securities market in the United States (such as the New York Stock Exchange on which the Ordinary Shares are listed); (2) the Company is not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which the Company does not believe it is, has been or will be); and (3) the United States Non-Corporate Holder has owned the Ordinary Shares for more than 60 days in the 121-day period beginning 60 days before the date on which the Ordinary Shares become ex-dividend.

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

Backup withholding is not an additional tax.  Rather, a taxpayer generally may obtain a refund of any amounts withheld under backup withholding rules that exceed the taxpayer's income tax liability by filing a refund claim with the IRS.

Pursuant to recently enacted legislation, individuals who are United States Holders (and to the extent specified in applicable Treasury regulations and certain United States entities) who hold "specified foreign financial assets" (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury regulations).  Specified foreign financial assets would include, among other assets, the Ordinary Shares, unless the Ordinary Shares are held through an account maintained with a United States financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual United States Holder (and to the extent specified in applicable Treasury regulations a United States entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of United States federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed.  United States Holders (including United States entities) are encouraged consult their own tax advisors regarding their reporting obligations under this legislation.

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

 ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks, spot market rates for vessels and foreign currency fluctuations. We may enter into Forward Freight Agreements, or FFAs, and futures for trading purposes in order to manage our exposure to the risk of movements in the spot market for certain trade routes and, to some extent, for speculative purposes. In 2012, 2011 and 2010, we entered a limited number of FFAs for speculative trading purposes. As of December 31, 2012, the Company had 24 contracts outstanding, compared to 25 contracts in 2011. We recognized a loss of $1.7 million as 'mark to market of derivatives' in 2012, compared to a gain of $0.4 million in 2011. As of December 31, 2012, we had no unrealized exposure to FFAs. We may also enter into other derivative instruments from time to time for speculative purposes but currently we have not entered into any such agreement. Following the restructuring described in "Item 4. Information on the Company-A. History and Development of the Company," we no longer have any floating rate debt and are no longer exposed to interest rate risk.

As of December 31, 2012, the fair market value of our fixed rate debt was $312.0 million (2011: $343.8 million). If interest rates were to increase or decrease by 1% with all other variables remaining constant, we estimate that the market value of our fixed rate debt would have decreased or increased by approximately $9.0 million and $9.5 million, respectively (2011: decrease by $12.7 million and increase by $13.5 million).

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

a)   Disclosure Controls and Procedures

Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this annual report as of December 31, 2012. Based upon that evaluation, the principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective as of the evaluation date.

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

Our management with the participation of our principal executive officer and principal financial officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31, 2012. Based upon that evaluation, our management with the participation of our principal executive officer and principal financial officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2012.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers AS., an independent registered public accounting firm, as stated in their report which appears herein.

c)   Attestation Report of Independent Registered Public Accounting Firm

The independent registered public accounting firm that audited the consolidated financial statements, PricewaterhouseCoopers AS, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2012, appearing under Item 18, and such report is incorporated herein by reference.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2012 and 2011 was PricewaterhouseCoopers AS. The following table sets forth for the two most recent fiscal years the fees paid or accrued for audit and services provided by PricewaterhouseCoopers AS.

(in thousands of $)	2012	2011
Audit Fees (a)	933	1,357
Audit-Related Fees (b)	74	—
Tax Fees (c)	—	—
All Other Fees (d)	—	—
Total	1,007	1,357

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

Our Board of Directors has adopted pre-approval policies and procedures in compliance with paragraph (c) (7)(i) of Rule 2-01 of Regulation S-X that require the Board to approve the appointment of the independent auditor of the Company before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company. All services provided by the principal auditor in 2012 were approved by the Board pursuant to the pre-approval policy.

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

•
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

•
Audit Committee.  The NYSE requires, among other things, that a listed U.S. company have an audit committee with a minimum of three members, all of whom are independent. As permitted by Rule 10A-3 under the Securities Exchange Act of 1934, our audit committee consists of one independent member of our Board, Mrs. Kate Blankenship.

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

1.1*
Memorandum of Association of the Company, incorporated by reference to Exhibit 3.1 of the Company's Registration Statement on Form F-3, Registration No. 333-185193 filed on November 29, 2012 (the "Original Registration Statement").

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

4.17
Addendum No. 7 to Charter Ancillary Agreement between Frontline Ltd., Ship Finance International Limited and Frontline Shipping Ltd., dated December 22, 2011, incorporated by reference to Exhibit 4.17 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2011.

4.18
Addendum No. 3 to Charter Ancillary Agreement between Frontline Ltd., Ship Finance International Limited and Frontline Shipping II Ltd., dated December 22, 2011, incorporated by reference to Exhibit 4.18 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2011.

4.19
Acquisition Agreement between Frontline Ltd., Frontline 2012 Ltd. and Frontfleet Ltd., dated December 23, 2011, incorporated by reference to Exhibit 4.19 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2011.

8.1	Subsidiaries of the Company.

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

13.1	Certification of the Principal Executive Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Principal Financial Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm

*	Incorporated herein by reference.

101.	INS*	XBRL	Instance Document
101.	SCH*	XBRL	Taxonomy Extension Schema

101.	CAL*	XBRL	Taxonomy Extension Schema Calculation Linkbase
101.	DEF*	XBRL	Taxonomy Extension Schema Definition Linkbase
101.	LAB*	XBRL	Taxonomy Extension Schema Label Linkbase
101.	PRE*	XBRL	Taxonomy Extension Schema Presentation Linkbase

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Frontline Ltd.
(Registrant)

Date: March 21, 2013	By:	/s/ Inger M. Klemp
	Name:	Inger M. Klemp
	Title:	Principal Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Frontline Ltd.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, consolidated statements of comprehensive (loss) income, consolidated statements of cash flows and consolidated statements of changes in equity present fairly, in all material respects, the financial position of Frontline Ltd. and its subsidiaries at December 31, 2012 and December 31, 2011, and the results of their operations and their cash flows for each of the three  years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Controls Over Financial Reporting appearing under item 15(b) of Frontline Ltd.'s Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/PricewaterhouseCoopers AS

PricewaterhouseCoopers AS
Oslo, Norway
March 21, 2013

Frontline Ltd.
Consolidated Statements of Operations for the years ended December 31, 2012, 2011 and 2010
(in thousands of $, except per share data)

	2012	2011	2010
Operating revenues
Time charter revenues	156,060	231,224	365,159
Bareboat charter revenues	33,373	47,101	71,370
Voyage charter revenues	452,889	510,808	708,008
Other income	25,785	20,969	20,678
Total operating revenues	668,107	810,102	1,165,215
Gain (loss) on sale of assets and amortization of deferred gains	16,813	(307,894)	30,935
Operating expenses
Voyage expenses and commission	274,132	295,787	282,708
Ship operating expenses	130,685	187,010	195,679
Profit share expense	—	482	30,566
Contingent rental expense	54,612	—	—
Charter hire expenses	37,461	65,601	134,551
Administrative expenses	33,906	35,886	31,883
Impairment loss	32,042	121,443	—
Depreciation	114,845	195,597	212,851
Total operating expenses	677,683	901,806	888,238
Net operating income (loss)	7,237	(399,598)	307,912
Other income (expenses)
Interest income	130	3,958	13,432
Interest expense	(94,962)	(141,497)	(149,918)
Equity losses of unconsolidated subsidiaries and associated companies	(4)	(600)	(515)
Foreign currency exchange gain	84	106	622
Mark to market of derivatives	(1,725)	390	(19)
Impairment of securities	—	—	(9,425)
Loss on sale of securities	—	(3,355)	—
Gain on redemption of debt	4,600	—	—
Dividends received, net	134	113	(278)
Other non-operating items, net	1,110	12,005	2,411
Net other expenses	(90,633)	(128,880)	(143,690)
Net (loss) income before income taxes and noncontrolling interest	(83,396)	(528,478)	164,222
Income tax expense	(379)	(532)	(218)
Net (loss) income	(83,775)	(529,010)	164,004
Net loss (income) attributable to noncontrolling interest	1,021	(591)	(2,597)
Net (loss) income attributable to Frontline Ltd.	(82,754)	(529,601)	161,407
(Loss) earnings per share attributable to Frontline Ltd. stockholders:
Basic (loss) earnings per share	$(1.06)	$(6.80)	$2.07
Weighted average shares outstanding, basic (in 000's)	77,859	77,859	77,859
Diluted (loss) earnings per share	$(1.06)	$(6.80)	$2.01
Weighted average shares outstanding, diluted (in 000's)	77,859	77,859	83,803
Cash dividends per share declared	$—	$0.22	$2.00

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline Ltd.
Consolidated Statements of Comprehensive (Loss) Income for the years ended December 31, 2012, 2011 and 2010
(in thousands of $)

	2012	2011	2010
Comprehensive (loss) income, net of tax
Net (loss) income	(83,775)	(529,010)	164,004
Unrealized gains (losses) from marketable securities	527	(894)	(11,438)
Impairment losses reclassified to Statement of Operations	—	—	9,425
Foreign currency translation gains (losses)	97	(49)	(137)
Other comprehensive income (loss), net of tax	624	(943)	(2,150)
Comprehensive (loss) income	(83,151)	(529,953)	161,854

Comprehensive (loss) income attributable to stockholders of Frontline Ltd.	(82,130)	(530,544)	159,257
Comprehensive (loss) income attributable to noncontrolling interest	(1,021)	591	2,597
	(83,151)	(529,953)	161,854

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline Ltd.
Consolidated Balance Sheets as of December 31, 2012 and 2011
(in thousands of $)

	2012	2011
ASSETS
Current Assets
Cash and cash equivalents	137,603	160,566
Restricted cash and investments	87,506	100,566
Marketable securities	1,235	685
Trade accounts receivable, net	23,702	46,007
Related party receivables	9,055	15,805
Other receivables	14,860	14,398
Inventories	57,505	40,370
Voyages in progress	54,097	24,449
Prepaid expenses and accrued income	4,311	5,735
Investment in finance lease	2,156	1,824
Total current assets	392,030	410,405
Long-term assets
Newbuildings	26,913	13,049
Vessels and equipment, net	282,946	312,292
Vessels and equipment under capital lease, net	893,089	1,022,172
Investment in unconsolidated subsidiaries and associated companies	40,633	27,340
Deferred charges	1,236	1,780
Investment in finance lease	51,374	53,531
Total assets	1,688,221	1,840,569
LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	20,700	19,521
Current portion of obligations under capital leases	52,070	55,805
Related party payables	53,948	10,775
Trade accounts payable	5,975	5,707
Accrued expenses	43,744	50,376
Deferred charter revenue	2,840	5,630
Other current liabilities	7,344	19,570
Total current liabilities	186,621	167,384
Long-term liabilities
Long-term debt	463,292	493,992
Obligations under capital leases	898,490	957,431
Deferred gains on sales of vessels	2,575	6,184
Other long-term liabilities	6,094	2,099
Total liabilities	1,557,072	1,627,090
Commitments and contingencies
Equity
Share capital (77,858,502 shares outstanding, par value $2.50)	194,646	194,646
Additional paid in capital	821	225,769
Contributed surplus	474,129	248,360
Accumulated other comprehensive loss	(4,155)	(4,779)

Retained deficit	(545,766)	(463,012)
Total equity attributable to Frontline Ltd.	119,675	200,984
Noncontrolling interest	11,474	12,495
Total equity	131,149	213,479
Total liabilities and equity	1,688,221	1,840,569

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline Ltd.
Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010
(in thousands of $)

	2012	2011	2010
Net (loss) income	(83,775)	(529,010)	164,004
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation	114,845	195,597	212,851
Amortization of deferred charges	543	6,922	1,436
(Gain) loss from sale of assets (including securities)	(16,813)	311,249	(30,935)
Equity losses of unconsolidated subsidiaries and associated companies	4	600	515
Impairment losses on vessels	32,042	121,443	—
Unrealized foreign exchange (gain) loss	(3)	73	(138)
Gain on repurchase of convertible bond debt	(4,600)	—	—
Adjustment of derivatives and securities to market value	—	—	9,425
Provision for doubtful debts	5,370	3,343	(952)
Other, net	168	(8,560)	(4,320)
Changes in operating assets and liabilities:
Trade accounts receivable	13,557	6,967	(10,083)
Other receivables	(816)	2,800	32,690
Inventories	(20,107)	17,592	(25,021)
Voyages in progress	(29,648)	2,638	5,271
Prepaid expenses and accrued income	1,430	2,479	6,543
Trade accounts payable	1,819	(7,718)	(23,149)
Accrued expenses	(6,632)	(22,172)	6,786
Deferred charter revenue	(548)	(7,794)	(16,929)
Related party balances	58,397	(39,208)	(5,873)
Other, net	3,341	(388)	(7,210)
Net cash provided by operating activities	68,574	56,853	314,911
Investing activities
Change in restricted cash	13,060	155,581	256,535
Additions to newbuildings, vessels and equipment	(14,503)	(82,378)	(548,946)
Proceeds from sale of vessels and equipment	10,619	200,041	11,061
Dividends received from associated companies	—	511	—
Loan to associated companies	(250)	—	—
Investment in associated companies	(13,298)	(25,047)	—
Receipts from finance leases and loans receivable	1,824	1,535	1,277
Proceeds from sale of other assets	—	46,547	19,839
Proceeds from sale of shares in subsidiaries	—	128,882	100
Net cash (used in) provided by investing activities	(2,548)	425,672	(260,134)
Financing activities
Proceeds from long-term debt	—	72,000	649,729
Repayments of long-term debt	(24,921)	(256,527)	(169,953)
Payment of obligations under finance leases	(64,068)	(295,501)	(280,579)
Debt fees paid	—	(1,441)	(4,192)
Cash dividends paid	—	(17,129)	(155,718)
Net cash (used in) provided by financing activities	(88,989)	(498,598)	39,287

Net (decrease) increase in cash and cash equivalents	(22,963)	(16,073)	94,064
Cash and cash equivalents at beginning of year	160,566	176,639	82,575
Cash and cash equivalents at end of year	137,603	160,566	176,639

Supplemental disclosure of cash flow information:
Interest paid, net of interest capitalized	98,991	150,652	165,951
Income taxes paid	518	406	563

Details of non-cash investing and financing activities in the year ended December 31, 2012 are given in Note 31.

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline Ltd.
Consolidated Statements of Changes in Equity for the years ended December 31, 2012, 2011 and 2010
(in thousands of $, except number of shares)

	2012	2011	2010
Number of shares outstanding
Balance at beginning and end of the year	77,858,502	77,858,502	77,858,502

Share capital
Balance at beginning and end of the year	194,646	194,646	194,646

Additional paid in capital
Balance at beginning of year	225,769	224,245	221,991
Stock option expense	821	1,524	2,053
Transfer to contributed surplus	(225,769)	—	—
Gain on sale of shares in subsidiary	—	—	201
Balance at end of year	821	225,769	224,245

Contributed surplus
Balance at beginning of year	248,360	248,360	248,360
Transfer from additional paid in capital	225,769	—	—
Balance at end of year	474,129	248,360	248,360

Accumulated other comprehensive loss
Balance at beginning of year	(4,779)	(3,836)	(1,686)
Other comprehensive income (loss)	624	(943)	(2,150)
Balance at end of year	(4,155)	(4,779)	(3,836)

Retained (deficit) earnings
Balance at beginning of year	(463,012)	83,718	78,029
Net (loss) income	(82,754)	(529,601)	161,407
Cash dividends	—	(17,129)	(155,718)
Balance at end of year	(545,766)	(463,012)	83,718

Total equity attributable to Frontline Ltd.	119,675	200,984	747,133

Noncontrolling interest
Balance at beginning of year	12,495	11,904	9,408
Net (loss) income	(1,021)	591	2,597
Net liabilities assumed on purchase of noncontrolling interest	—	—	(101)
Balance at end of year	11,474	12,495	11,904

Total equity	131,149	213,479	759,037

See accompanying Notes that are an integral part of these Consolidated Financial Statements

Frontline Ltd.
Notes to the Consolidated Financial Statements

1.	GENERAL

Frontline Ltd. (the "Company" or "Frontline") is an international shipping company incorporated in Bermuda as an exempted company under the Bermuda Companies Law of 1981 on June 12, 1992. Up to February 2013, the Company was engaged primarily in the operation of oil tankers and oil/bulk/ore, or OBO carriers, which are currently configured to carry dry cargo. The Company owns and leases these vessels. As of December 31, 2012, all of the Company's OBO capital lease assets have been disposed of except for one OBO capital lease asset which was terminated in March 2013. The Company operates oil tankers of two sizes: VLCCs, which are between 200,000 and 320,000 dwt, and Suezmax tankers, which are vessels between 120,000 and 170,000 dwt. The Company operates through subsidiaries and partnerships located in the Bahamas, Bermuda, the Cayman Islands, India, the Isle of Man, Liberia, Norway, the United Kingdom and Singapore. The Company is also involved in the charter, purchase and sale of vessels.

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

The Company completed a restructuring of its business in December 2011. The restructuring included the sale of 15 wholly-owned special purpose companies ("SPCs"), which together owned five VLCC newbuilding contracts, six VLCCs, including one on time charter, and four Suezmax tankers to Frontline 2012 Limited ("Frontline 2012"). The sale of these SPCs resulted in a loss of $307.0 million, which was recorded in 2011 (see Note 4). In addition, the Company obtained agreements with its major counterparts whereby the gross charter payment commitment under existing chartering arrangements on 32 vessels (see Note 17) was reduced.

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

A variable interest entity is defined by the accounting standard as a legal entity where either (a) the total  equity at risk is not sufficient to permit the entity to finance its activities without additional subordinated support; (b) equity interest holders as a group lack either i) the power to direct the activities of the entity that most significantly impact on its economic success, ii) the obligation to absorb the expected losses of the entity, or iii) the right to receive the expected residual returns of the entity; or (c) the voting rights of some investors in the entity are not proportional to their economic interests and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest.

The accounting standard requires a variable interest entity to be consolidated by its primary beneficiary, being the interest holder, if any, which has both (1)the power to direct the activities of the entity which most significantly impact on the entity's economic performance, and (2)the right to receive benefits or the obligation to absorb losses from the entity which could potentially be significant to the entity.

We evaluate our subsidiaries, and any other entities in which we hold a variable interest, in order to determine whether we are the primary beneficiary of the entity, and where it is determined that we are the primary beneficiary we fully consolidate the entity.

The Company accounts for all business combinations by the purchase method. The Company assesses whether it has purchased a business or a group of assets. The Company ascertains the cost of the asset (or net asset) group and allocates that cost to the individual assets (or individual assets and liabilities) that make up the group in accordance with this guidance.  A portion of the cost of the group of assets is then assigned to each individual asset (or assets) acquired on the basis of its fair value.

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

The change in trade accounts receivable and other, net in the consolidated statement of cash flows for the years ended December 31, 2011 and December 31, 2010 has been expanded to present the change in the provision for doubtful accounts in order to conform to the 2012 presentation.

Discontinued operations
The Company has determined that an individual vessel within a vessel class is not a component (as defined by accounting standards) as the Company does not believe that the operations of an individual vessel can be clearly distinguished. Generally, the Company believes that all of the vessels in a vessel class represent a component as defined for the purpose of discontinued operations and will present the operations of a vessel class as discontinued when all of those vessels either meet the criteria for held for sale or are sold.

Contingent rental expense
The contingent rental expense represents amounts accrued following changes to certain charter parties. In December 2011, the Company and Ship Finance agreed to a rate reduction of $6,500 per day for all vessels leased from Ship Finance under long-term leases for a four year period that commenced on January 1, 2012. The Company will compensate Ship Finance with 100% of any difference between the renegotiated rates and the average vessel earnings up to the original contract rates. In December 2011, the Company also agreed to a rate reduction on four vessels whereby the Company will pay a reduced rate and an additional amount dependent on the actual market rate. The contingent rental expense represents the additional amounts accrued as a result of these charter party amendments.

Cash and cash equivalents
For the purposes of the consolidated statements of cash flows, all demand and time deposits and highly liquid, low risk investments with original maturities of three months or less are considered equivalent to cash.

Restricted cash and investments
Restricted cash consists mainly of bank deposits in ITCL, which must be maintained in accordance with contractual arrangements and which may only be used to settle certain pre-arranged loan or lease payments, minimum deposits, management fees and vessel operating costs.

Restricted investments consists of deposits in guaranteed investment contracts ("GICs"), which must be maintained in accordance with contractual arrangements and may only be used to pay principal interest on the Company's debt and management fees. The GICs are considered to be investments held to maturity and as such are stated at cost plus accrued interest. When a contract is terminated by the Company, a market value adjustment ("MVA") is added to the value of the investment at the termination date. In 1997, Windsor Petroleum Transport Corporation (“WPTC”), a subsidiary of ITCL, issued $239,100,000 7.84% First Preferred Mortgage Term Notes and $111,700,000 Serial First Preferred Mortgage Notes (together the “Windsor Notes”) as agent for four Isle of Man public limited companies (the “Windsor Companies”). On January 18, 2011, the Windsor Companies received $3.6 million being the MVA to a GIC for which termination notice was given by the Windsor Companies in December 2010. In 1996, Golden State Petroleum Transport Corporation (“GSPTC”), a subsidiary of ITCL, issued $127,100,000 8.04% First Preferred Mortgage Term Notes and $51,700,000 Serial First Preferred Mortgage Notes (together the “Golden State Notes”), as agent for two Isle of Man public limited companies (the “Golden State Companies”).On March 11, 2011, the Golden State Companies received $8.8 million being the MVA to an investment in a GIC for which termination notice was given by the Golden State Companies in February 2011. The $3.6 million in respect of the Windsor Companies was recorded in 2010 and the $8.8 million in respect of the Golden State Companies was recorded in 2011 in "Other non-operating items, net". At December 31, 2012 no GICs were held.

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

Vessels and equipment
The cost of the vessels less estimated residual value is depreciated on a straight-line basis over the vessels' estimated remaining economic useful lives. The estimated economic useful life of the Company's vessels is 25 years. Other equipment is depreciated over its estimated remaining useful life, which approximates five years. The residual value for owned vessels is calculated by multiplying the lightweight tonnage of the vessel by the market price of scrap per tonne. The market price of scrap per tonne is calculated as the ten year average, up to the date of delivery of the vessel, across the three main recycling markets (Far East, Indian sub continent and Bangladesh). Residual values are reviewed annually.

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

Where the provisions of a capital lease contain a floating rate element, such as an index linked rate of hire, then the minimum lease payments are assumed to equal the index at inception of the lease. Any variations in the index, and therefore the payments made, are accounted for as contingent rentals and are taken to the statement of operations in the period in which they become payable.

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

Revenue and expense recognition
Revenues and expenses are recognized on the accruals basis. Revenues are generated from freight billings, time charter and bareboat charter hires. Voyage revenues are recognized ratably over the estimated length of each voyage and, therefore, are allocated between reporting periods based on the relative transit time in each period. Voyage expenses are recognised as incurred. Probable losses on voyages are provided for in full at the time such losses can be estimated. Time charter and bareboat charter revenues are recorded over the term of the charter as a service is provided. The Company uses a discharge-to-discharge basis in determining percentage of completion for all spot voyages and voyages servicing contracts of affreightment whereby it recognizes revenue ratably from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. However, the Company does not recognize revenue if a charter has not been contractually committed to by a customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

Amounts receivable or payable arising from profit sharing arrangements are accrued based on amounts earned as of the reporting date. Profit share income represents vessel earnings earned by the Company's customers in excess of market rates. Profit share expense represents amounts due to Ship Finance based on 20% (increased to 25% with effect from January 1, 2012) of the excess of vessel revenues earned by the Company over the base hire paid to Ship Finance for chartering in the vessels.

Revenues and voyage expenses of the vessels operating in pool arrangements are pooled and the resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula on the basis of the number of days a vessel operates in the pool. The pools are responsible for paying voyage expenses and distribute net pool revenues to the participants. Pool revenues are reported net of voyage expenses as voyage charter revenues for all periods presented

Gains (losses) on sale of assets and amortization of deferred gains
Gains (losses) on sale of assets and amortization of deferred gains includes gains (losses) from the sale of vessels, gains (losses) from the termination of leases for vessels which are chartered in and the amortization of deferred gains. Gains (losses) from the sale of assets are recognized when the vessel has been delivered and all risks have been transferred and are determined by comparing the proceeds received with the carrying value of the vessel. Gains (losses) from the termination of leases for vessels which are chartered in are recognized when the lease is effectively terminated and the vessel has been redelivered to the owner.

A deferred gain will arise when the Company enters into a sale-leaseback transaction regarding a vessel and the Company does not relinquish the right to substantially all of the remaining use of the vessel. This deferred gain will be amortized in proportion to the gross rental payments over the minimum term of the lease.

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

Share-based payments
In accordance with the guidance on "Share Based Payment" the Company is required to expense the fair value of stock options issued to employees over the period the options vests. The Company amortizes stock-based compensation for awards on a straight-line basis over which the employee is required to provide service in exchange for the reward - the requisite service (vesting) period. No compensation cost is recognized for stock options for which employees do not render the requisite service.

Earnings per share
Basic EPS is computed based on the income available to common stockholders and the weighted average number of shares outstanding for basic EPS. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

Investment in Finance Leases
For capital leases that are sales-type leases, the difference between the gross investment in the lease and the sum of the present values of lease payments and residual value is recorded as unearned lease interest income. The discount rate used in determining the present values is the interest rate implicit in the lease. The present value of the minimum lease payments, computed using the interest rate implicit in the lease, is recorded as the sales price, from which the carrying value of the vessel at the commencement of the lease is deducted in order to determine the profit or loss on sale. The unearned lease interest income is amortized to income over the period of the lease so as to produce a constant periodic rate of return on the net investment in the lease.

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

Changes in accounting pronouncements adopted in the current period:

ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. Many of the changes here are clarifications of existing guidance or wording changes to align with IFRS 13. The new measurement guidance did not have an impact on the Company's consolidated financial statements and the new disclosure requirements are in Note 16 "Financial Instruments".

ASU 2011-08, Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment. This ASU gives an entity the option in its annual goodwill impairment test to first assess revised qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. There is no impact on the Company as a result of this guidance.

ASU 2013-01, Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities. This ASU addresses implementation issues about the scope of ASU 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. ASU 2013-01 is effective for reporting periods beginning on or after January 1, 2013. Its adoption is not expected to have a material impact on the Company's disclosures.

ASU 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. This ASU seeks to improve the reporting of reclassifications out of accumulated other comprehensive income. An entity is required to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S GAAP that provide additional detail about those amounts. The requirement of this update is to ensure that this information is presented in one place, rather than in different places throughout the financial statements as it is currently. The guidance is effective prospectively for reporting periods beginning after December 15, 2012. This guidance does is not expected to have a material impact on the Company's consolidated financial statements.

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

On December 16, 2011, Frontline 2012 completed a private placement of 100,000,000 new ordinary shares of par value $2.00 per share at a subscription price of $2.85, raising $285.0 million in gross proceeds, subject to certain closing conditions. These conditions were subsequently fulfilled and Frontline 2012 was registered on the Norwegian Over the Counter list, or NOTC, in Oslo on December 31, 2011. The Company was allocated 8,771,000 shares, representing approximately 8.8% of the share capital of Frontline 2012 for which it paid $25.0 million. The Company has accounted for its investment in Frontline 2012 under the equity method (see Note 18). There are no discontinued operations associated with this transaction.

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

As part of the restructuring, the Company obtained agreements with its major counterparties to reduce the gross charter payment commitments under existing chartering arrangements by approximately $293.0 million for the period from January 1, 2012 to December 31, 2015. The Company will compensate the counterparties with 100% of any difference between the renegotiated rates and the average vessel earnings up to the original contract rates. Some of the counterparties will receive some additional compensation for earnings achieved above the original contract rates.

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

The Company operated in two markets up to the termination in March 2013 of the lease for Front Guider, being the last OBO carrier chartered in by the Company. We operated in the tanker and drybulk carrier markets as an international provider of seaborne transportation of crude oil and drybulk cargoes. An analysis of revenues from these services is as follows:

(in thousands of $)	2012	2011	2010
Total operating revenues – tanker market	552,576	702,525	1,007,625
Total operating revenues – drybulk carrier market	89,746	86,608	136,912

Total operating revenues in the table above exclude other income.

In December 2012, the Company agreed to an early termination of the time charter out contracts on the two OBO carriers, Front Viewer and Front Guider, and received a compensation payment in December 2012 of $35.0 million. The amount is included in the 'Total operating revenues' - drybulk carrier market.

During the year ended December 31, 2012, the Company reported total revenue from one customer of $105 million, which represented 16% of consolidated operating revenues and revenue from one customer of $83 million, which represented 12% of consolidated operating revenues (2011: one customer, which represented 21% and 2010: one customer, which represented 21%). No other customers represent more than 10% of consolidated operating revenues for the periods presented.

6.	IMPAIRMENT OF LONG-TERM ASSETS

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of each of its vessels and equipment may not be recoverable. During 2012, the Company identified five vessels held under capital lease where they believed that future cash flows for each vessel was less than the carrying value and, therefore, not fully recoverable. The Company recorded an impairment loss of $32.0 million in 2012. This loss relates to four OBO carriers – Front Rider ($4.9 million), Front Climber ($4.2 million), Front Driver ($4.0 million), Front Guider ($14.2 million) and one Suezmax tanker Front Pride ($4.7 million). The impairment loss recorded on each vessel is equal to the difference between the asset's carrying value and estimated fair value. Three of these leases were terminated during 2012 and two leases were terminated during 2013.

The Company recorded an impairment loss of $121.4 million in 2011 in respect of five double hull Suezmax tankers built between 1992 and 1996. The impairment loss recorded on each vessel is equal to the difference between the asset's carrying value and estimated fair value. Four of these vessels were disposed of during the fourth quarter of 2011 and one during 2012.

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

The computation of basic EPS is based on the weighted average number of shares outstanding during the year and net income attributable to Frontline Ltd.. The exercise of stock options using the treasury stock method was anti-dilutive for 2012 and 2011 as the exercise price was higher than the share price at December 31, 2012 and 2011. The convertible bonds using the if-converted method were anti dilutive for the years ended December 31, 2012 and 2011 and, therefore, 5,769,231 shares were excluded from the denominator in each calculation.

The components of the numerator for the calculation of basic EPS and diluted EPS are as follows:

(in thousands of $)	2012	2011	2010
Net (loss) income attributable to Frontline Ltd.	(82,754)	(529,601)	161,407
Interest expense relating to the convertible bond	—	—	7,228
Diluted net (loss) income attributable to Frontline Ltd.	(82,754)	(529,601)	168,635

The components of the denominator for the calculation of basic EPS and diluted EPS are as follows:

(in thousands)	2012	2011	2010
Weighted average number of ordinary shares outstanding - basic	77,859	77,859	77,859
Stock options	—	—	175
Convertible bond	—	—	5,769
Weighted average number of ordinary shares outstanding – diluted	77,859	77,859	83,803

9.	GAIN (LOSS) ON SALE OF ASSETS AND AMORTIZATION OF DEFERRED GAINS

Gain (loss) on sale of assets and amortization of deferred gains in each of the three years ended December 31 may be summarized as follows;

(in thousands of $)	2012	2011	2010
Net gain (loss) on lease terminations	3,860	(21,780)	5,924
Loss on sale of SPCs to Frontline 2012	—	(306,972)	—
Net (loss) gain on sale of vessels	(2,109)	9,271	95
Amortization of deferred gains	15,062	11,653	24,916
Other	—	(66)	—
	16,813	(307,894)	30,935

10.	LEASES

As of December 31, 2012, the Company leased in 29 vessels on long-term time charters and bareboat charters from third parties and related parties.  One of these long-term charters and bareboat charters is classified as an operating leases and 28 as capital leases. In addition, one vessel is leased on a short-term fixed rate charter, which is classified as an operating lease. The Company's long-term capital leases with Ship Finance and special purpose lessor entities are disclosed in Note 17.

Rental expense
Charter hire payments to third parties for certain contracted-in vessels are accounted for as operating leases. The Company is also committed to make rental payments under operating leases for office premises. The future minimum rental payments under the Company's non-cancellable operating leases are as follows:

(in thousands of $)
Year ending December 31,
2013	6,353
2014	1,941
2015	1,690
2016	147
2017	110
Thereafter	—
Total minimum lease payments	10,241

Total rental expense for operating leases was $40.0 million, $68.1 million and $136.8 million for the years ended December 31, 2012, 2011 and 2010, respectively.

In January 2011, the Company sold the VLCC Front Shanghai and chartered the vessel, which was renamed the Gulf Eyadah, in on a two year time charter at a rate of $35,000 a day. A deferred gain of $7.9 million and $13.8 million was recognized in 2012 and 2011 respectively. The vessel was redelivered to its owner in December 2012. In March 2011, the VLCC Front Eagle, which had been classified as a vessel under a capital lease, was purchased and then sold to a third party with delivery in the second quarter of 2011. The Company chartered back this vessel, which was renamed the DHT Eagle, on a two year time charter at a rate of $32,500 per day. A deferred gain of $7.2 million and $7.5 million was recognized in 2012 and 2011 respectively and a gain of $2.3 million has been deferred and is being amortized over the remaining period of the charter. The VLCC Hampstead was redelivered to its owner in April 2012.

During 2011 and January 2012, the Company redelivered four vessels which had been chartered in under operating leases from special purpose lessor entities which were established and are owned by independent third parties who provide financing through debt and equity participation. Charterhire expenses for these operating leases were $0.04 million, $33.1 million and $37.5 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Rental income
The minimum future revenues to be received on time and bareboat charters which are accounted for as operating leases and other contractually committed income as of December 31, 2012 are as follows:

(in thousands of $)
2013	35,088
2014	8,780
2015	—
2016	—
2017	—
Thereafter	—
Total minimum lease payments	43,868

The cost and accumulated depreciation of the vessels leased to third parties as of December 31, 2012 were approximately $400.2 million and $141.1 million, respectively, and as of December 31, 2011 were approximately $1,261.6 million and $542.7 million, respectively. None of the vessels currently leased to third parties are leased in on operating leases by the Company.

As of December 31, 2012, the Company leased out seven of its vessels to third parties on time and bareboat charters with initial periods ranging between three years and six years. Six of those leases are classified as operating leases and one is classified as an investment in finance lease.

11.	INVESTMENT IN FINANCE LEASE

As of December 31, 2012, one of the Company's vessels was accounted for as a sales-type lease (2011: one). The following lists the components of the investment in sales-type lease as at December 31.

(in thousands of $)	2012	2011
Net minimum lease payments receivable	89,759	101,097
Estimated residual values of leased property (unguaranteed)	20,320	20,320
Less: unearned income	(56,549)	(66,062)
Total investment in sales-type lease	53,530	55,355
Current portion	2,156	1,824
Long-term portion	51,374	53,531
	53,530	55,355

The minimum future gross revenues to be received under the Company's non-cancellable sales-type lease as of December 31, 2012 are as follows:

(in thousands of $)
2013	11,307
2014	11,307
2015	11,307
2016	11,338
2017	11,307
Thereafter	33,193
Total minimum lease revenues	89,759

The counterparty to the lease is a state-owned oil company which the Company has deemed to have a low credit risk.

12.	MARKETABLE SECURITIES

Marketable securities held by the Company are equity securities considered to be available-for-sale securities.

(in thousands of $)	2012	2011
Cost	1,378	1,355
Accumulated net unrealized loss	(143)	(670)
Fair value	1,235	685

During 2012, the Company received 2,825 shares in Knightsbridge Tankers Limited ("Knightsbridge") as partial settlement of the first tranche of a Restricted Stock Units granted by Knightsbridge to ICB Shipping (Bermuda ) Limited in its capacity as Manager. No payment was given for these shares and $0.02 million was recorded in Other income.

During 2011, the Company sold all of its securities held in Overseas Shipholding Group Inc. ("OSG") resulting in a loss of $3.4 million.

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

The net unrealized loss on marketable securities included in comprehensive income is $0.1 million (2011: $0.7 million).

(in thousands of $)	2012	2011	2010
Proceeds from sale of available-for-sale securities	—	46,547	—
Realized loss on sale of securities	—	3,355	—

The cost of sale of available-for-sale marketable securities is calculated on an average cost basis. Realized gains and losses are recorded as gain on sale of securities in the consolidated statement of operations.

13.	TRADE ACCOUNTS RECEIVABLE, NET

Trade accounts receivable are presented net of allowance for doubtful accounts relating to freight and demurrage claims. Movements in the allowance for doubtful accounts in the three years ended December 31, 2012 may be summarized as follows;

(in thousands of $)	Allowance for doubtful accounts
Balance at December 31, 2009	(2,096)
Additions charged to income	(617)
Deductions credited to income	1,569
Balance at December 31, 2010	(1,144)
Additions charged to income	(3,343)
Deductions credited to income	—
Balance at December 31, 2011	(4,487)
Additions charged to income	(6,033)
Deductions credited to income	663
Balance at December 31, 2012	(9,857)

14.	OTHER RECEIVABLES

(in thousands of $)	2012	2011
Agent receivables	3,332	740
Claims receivables	6,015	6,513
Other receivables	5,513	7,145
	14,860	14,398

Other receivables are presented net of allowances for doubtful accounts amounting to $nil and $nil as of December 31, 2012 and 2011 respectively.

15.	NEWBUILDINGS

The carrying value of newbuildings represents the accumulated costs which the Company has paid by way of purchase installments and other capital expenditures together with capitalized loan interest. Movements in the three years ended December 31, 2012 may be summarized as follows:

(In thousands of $)
Balance at December 31, 2009	413,968
Installments and newbuilding supervision fees paid	294,822
Interest capitalized	14,683
Transfers to Vessels and Equipment	(499,154)
Balance at December 31, 2010	224,319
Installments and newbuilding supervision fees paid	14,676
Interest capitalized	11,111
Cost of vessels assumed by Frontline 2012	(237,057)
Balance at December 31, 2011	13,049
Installments and newbuilding supervision fees paid	12,936
Interest capitalized	928
Balance at December 31, 2012	26,913

During 2011, the Company sold five SPCs, which together owned five VLCC newbuilding contracts, to Frontline 2012 (see Note 4). Interest capitalized in respect of these contracts was $10.4 million of the $11.1 million capitalized in total in 2011.

16.	VESSELS AND EQUIPMENT

Movements in the three years ended December 31, 2012 may be summarized as follows:

(in thousands of $)	Cost	Accumulated Depreciation	Net Carrying Value
Balance at December 31, 2009	799,023	(120,329)	678,694
Purchase of vessels and equipment	207,772	—
Transfers from Newbuildings	499,154	—
Transfers from vessels under capital lease	112,571	—
Other movements	(1,228)	1,145
Depreciation	—	(60,023)
Disposal of vessels and equipment	(8,452)	491
Balance at December 31, 2010	1,608,840	(178,716)	1,430,124
Purchase of vessels and equipment	56,591	—
Transfers from vessels under capital lease	53,733	—
Disposal of vessels to Frontline 2012	(927,009)	62,144
Disposal of vessels and equipment (excluding to Frontline 2012)	(332,495)	156,560
Other movements	(348)	179
Depreciation	—	(65,744)
Impairment loss	—	(121,443)
Balance at December 31, 2011	459,312	(147,020)	312,292
Purchase of vessels and equipment	730	—
Disposal of vessels and equipment	(51,960)	40,290
Other movements	443	(341)
Depreciation	—	(18,508)
Balance at December 31, 2012	408,525	(125,579)	282,946

In March 2012 the Company sold its 1993-built double hull Suezmax tanker, Front Alfa. At December 31, 2012 , the Company owned nine vessels, including three vessels owned by subsidiaries accounted for under the equity method (2011: 10 vessels, including three vessels owned by subsidiaries accounted for under the equity method).

During 2011, the Company sold ten subsidiaries, each holding one vessel, to Frontline 2012 (see Note 4). Additionally, the Company recorded an impairment loss of $121.4 million during 2011 in respect of five double hull Suezmax tankers (see Note 6) of which four had been sold by December 31, 2011. The Company also sold one vessel and chartered in the vessel from the new owners for two years at a rate of $35,000 per day. One VLCC double hull vessel, which had previously been accounted for as vessel under capital lease was purchased during 2011 for $56.1 million and concurrently sold and chartered back from the new owners at a rate of per $32,500 day. One VLCC double hull vessel, which had previously been accounted for as vessel under capital lease was purchased during 2011.

17.	VESSELS UNDER CAPITAL LEASE, NET

Movements in the three years ended December 31, 2012 maybe summarized as follows:

(in thousands of $)	Cost	Accumulated Depreciation	Net Carrying Value
Balance at December 31, 2009	2,763,289	(1,022,623)	1,740,666
Disposals	(272,374)	224,633
Transfer to vessels and equipment	(176,000)	63,429
Depreciation	—	(152,828)
Balance at December 31, 2010	2,314,915	(887,389)	1,427,526
Disposals	(153,136)	87,678
Transfer to vessels and equipment	(88,000)	34,267
Lease modification	—	(156,310)
Depreciation	—	(129,853)
Balance at December 31, 2011	2,073,779	(1,051,607)	1,022,172
Disposals	(110,625)	100,806
Lease modification	9,115	—
Impairment loss	(32,042)	—
Depreciation	—	(96,337)
Balance at December 31, 2012	1,940,227	(1,047,138)	893,089

The outstanding obligations under capital leases are payable as follows:

(in thousands of $)
Year ending December 31,
2013	111,508
2014	110,247
2015	144,957
2016	143,964
2017	140,160
Thereafter	663,869
Minimum lease payments	1,314,705
Less: imputed interest	(364,145)
Present value of obligations under capital leases	950,560

As of December 31, 2012, the Company held 28 vessels under capital leases (2011: 32 vessels), of which 24 (2011: 28 vessels) are leased from Ship Finance. These leases are for initial terms that range from 6 to 22 years. The remaining periods on these leases at December 31, 2012 range from 0 to 14 years.

Four of these vessels (2011: four) are leased by the Company from special purpose lessor entities which, were established and are owned by independent third parties who provide financing through debt and equity participation. Each entity owns one vessel, which is leased to the Company, and has no other activities. Prior to the adoption of ASC 810, these special purpose entities were not consolidated by the Company. The Company has determined that these entities are variable interest entities. The determination of the primary beneficiary of a variable interest entity requires knowledge of the participations in the equity of that entity by individual and related equity holders. Our lease agreements with the leasing entities do not give us any right to obtain this information and the Company has been unable to obtain this information by other means. Accordingly the Company is unable to determine the primary beneficiary of these leasing entities. As of December 31, 2012, the original cost to the lessor of the assets under such arrangements was $258.0 million (2011: $258.0 million). As of December 31, 2012 and 2011, the Company's residual value guarantees associated with these leases, which represent the maximum exposure to loss, are $36.0 million.

Put options on vessels leased under leases classified as capital leases are recorded as part of the lease's minimum lease payments. Lease liabilities are amortized so that the remaining balance at the date the put option becomes exercisable is equal to the put option amount. An additional liability is recognized based on the amount, if any, by which the put option price exceeds the fair market value of the related vessel. As of December 31, 2012 no such additional liability had arisen. On December 30, 2011, the Company agreed to a rate reduction on all these vessels whereby the Company will pay a reduced rate and an additional amount (contingent rental expense) dependent on the actual market rate. The contingent rental expense due on these vessels as of December 31, 2012 is $2.4 million. A deferred lease obligation arises when the actual rate paid by the Company is lower than the minimum lease rentals, this is recorded as a long-term liability. Annual renewals which were at the owners option were replaced with a fixed term of January 1, 2012 to December 31, 2015 and the purchase options that the Company had previously held were removed. A profit share payment will be due at the end of the lease based on 25% of the excess of the aggregate of market index rates over the aggregate of the original rates. As a result of the reassessment of leases whereby all four leases remained as capital leases, capital lease obligations have reduced by $29.8 million, with a corresponding reduction in vessels under capital lease in 2011. In 2012 a total profit share of nil was recorded. The following table discloses information about the Company's activity with these non-consolidated lessor entities in the three year period ended December 31, 2012:

(in thousands of $)	2012	2011	2010
Exercise of purchase option	—	56,090	—
Repayments of principal obligations under capital leases	11,665	56,113	20,579
Contingent rental expense	2,436	—	—
Interest expense for capital leases	6,301	11,248	14,862
Deferred lease obligation	3,795	—	—

The lessor has options to put these vessels to the Company at the end of the lease term. Gains arising from the sale and leaseback transactions have been deferred and are being amortized over the lease terms.

In March 2011, the Company exercised its option to purchase the VLCC Front Eagle and simultaneously sold the vessel for $67.0 million, with delivery in the second quarter of 2011, and leased back under a two year operating lease. The transaction is accounted for as a sale and leaseback transaction. A deferred gain of $7.2 million and $7.5 million was recognized in 2012 and 2011 respectively and a gain of $2.3 million has been deferred and is being amortized over the remaining period of the charter.

In July, 2011, the lease agreement between Holyrood Shipping Plc, a subsidiary of ITCL, and Dresdner Kleinwort Leasing was terminated and the outstanding lease obligation of $75.7 million was settled in full using restricted cash. The vessel was sold to another subsidiary of ITCL and was, therefore, transferred from leased to owned vessels at net book value.

At December 31, 2012, the Company has one OBO vessel, six double hull Suezmax tankers, and 17 double hull VLCCs  on long-term fixed rate leases with Ship Finance which expire from 2013-2027 dependent upon the age of the vessels. The leases contain no optional termination periods, purchase options or put options. Additionally the Company recorded a total impairment loss of $32.0 million in respect of four OBO vessels and one double hull Suezmax, three of these OBO vessels had been disposed of by December 31, 2012. In December 2012, Ship Finance and the Company agreed to terminate the lease of the OBO vessel Front Guider at the end of its current voyage. This was treated as a lease modification in 2012. The lease was reassessed and remained a capital lease, capital lease obligations increased by $9.1 million, with a corresponding increase in vessels under capital lease. A lease termination payment of $10.8 million was paid on December 27, 2012. An impairment loss of $14.2 million was recorded in respect of Front Guider and this amount is included in the total impairment loss recorded in 2012 of $32.0 million.

In conjunction to the leases with Ship Finance, the Company has also entered into charter ancillary agreements whereby the Company agrees to pay Ship Finance a profit sharing payment equal to 20% of the charter revenues earned by the Company in excess of the daily base charterhire paid to Ship Finance. In December 2011, the Company and Ship Finance agreed to a rate reduction of $6,500 per day for all vessels leased from Ship Finance under long-term leases for a four year period that commenced on January 1, 2012. The Company paid Ship Finance up front compensation of $106.0 million on December 30, 2011, of which $50.0 million was a non-refundable prepayment of profit share and $56.0 million was a release of restricted cash serving as security for charter payments. The Company will compensate Ship Finance with 100% of any difference between the renegotiated rates and the average vessel earnings up to the original contract rates (contingent rental expense). At December 31, 2012, the contingent rental expense due to Ship Finance is $52.2 million. (2011: nil). In addition, the profit share above the original threshold rates was increased from 20% to 25%. As a result of this, obligations under capital leases and vessels under capital leases have been reduced by the $126.5 million at December 31, 2011. Obligations under capital leases have also been reduced by the $106.0 million compensation payment to Ship Finance. In the year ended December 31, 2012, total profit share due to Ship Finance was $nil and so the $50.0 million non-refundable prepayment of profit share in December 2011 remains unchanged at December 31, 2012. Profit share will only be recognized in the financial statements when the accrued profit share is more than the non-refundable prepayment of profit share.

18.	EQUITY METHOD INVESTMENTS

As of December 31, the Company had the following participation in investments that are recorded using the equity method:

	2012	2011
CalPetro Tankers (Bahamas I) Limited	100%	100%
CalPetro Tankers (Bahamas II) Limited	100%	100%
CalPetro Tankers (IOM) Limited	100%	100%
Orion Tankers Ltd.	50%	50%
Frontline 2012 Ltd.	7.9%	8.8%

In December 2011, the Company established a joint venture company with Nordic American Tankers Limited, or NATS, Orion Tankers Ltd, or Orion. Orion will act as pool managers for the Orion Suezmax tanker pool that was set up following the Company's withdrawal from the Gemini pool. The Company sold its investment in Orion Tankers Ltd in 2013 (see Note 33).

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

In May 2012, the Company paid $13.3 million for 3,546,000 shares in a private placement by Frontline 2012 of 56,000,000 new ordinary shares at a subscription price of $3.75 per share. Following the private placement, the Company’s ownership in Frontline 2012 was reduced from 8.8% to 7.9%. The Company recognized a gain, which was included in ‘Share of results from associated companies’, on the dilution of its ownership of $0.7 million in the second quarter of 2012. At December 31, 2012, the quoted value of the Company's investment in Frontline 2012 was $59.5 million. The amount of retained earnings at December 31, 2012 that represents undistributed earnings of Frontline 2012 is $0.3 million.

In January 2013, the Company paid $6.0 million for 1,143,000 shares in a private placement by Frontline 2012 of 59,000,000 new ordinary shares at a subscription price of $5.25 per share. Following the private placement, the Company’s ownership in Frontline 2012 was reduced from 7.9% to 6.3%. The Company recognized a gain, which will be included in ‘Share of results from associated companies’, on the dilution of its ownership of $5.2 million in the first quarter of 2013.

Dividends of $nil were received from equity method investees in the year ended December 31, 2012 (2011: $0.5 million and 2010: $nil).

The Company has determined it is not the primary beneficiary of the variable interest entities, CalPetro Tankers (Bahamas I) Limited ("CalPetro BI"), CalPetro Tankers (Bahamas II) Limited ("CalPetro BII") and CalPetro Tankers (IOM) Limited ("CalPetro IOM"), and as such, these entities are being accounted for under the equity method. These companies were incorporated in 1994 for the purpose of acquiring three oil tankers from Chevron Transport Corporation ("Chevron") and concurrently charter these vessels back to Chevron on long-term charter agreements. The companies were acquired by Independent Tankers Corporation ("ITC"), a wholly owned subsidiary of ITCL, which in turn is an 82.47% owned subsidiary of the Company. The Company does not guarantee the debt of these entities and the net assets of the three entities that are not consolidated total $1.6 million (2011: $2.2 million). The Company's exposure is limited to its share of the net assets of these three entities while the Chevron charters are still in place.

Summarized financial statements of investees of which the Company has determined it is not the primary beneficiary and accounts for under the equity method as of December 31, is as follows:

(in thousands of $)	2012	2011
Current assets	15,811	16,142
Non current assets	15,090	25,038
Current liabilities	10,229	10,438
Non current liabilities	19,051	28,577

(in thousands of $)	2012	2011	2010
Net operating revenues	2,473	3,295	4,115
Net operating income	2,155	2,912	3,811
Net loss	(544)	(600)	(515)

19.	DEFERRED CHARGES

(in thousands of $)	2012	2011
Debt arrangement fees	11,836	11,836
Accumulated amortization	(10,600)	(10,056)
	1,236	1,780

Debt arrangement fees of $4.9 million relating to the credit facilities that were assumed by Frontline 2012 (see Note 4) were written off during 2011 as loan interest expense.

20.	ACCRUED EXPENSES

(in thousands of $)	2012	2011
Voyage expenses	21,121	27,676
Ship operating expenses	6,314	6,261
Administrative expenses	3,685	4,082
Interest expense	11,643	12,322
Taxes	300	—
Other	681	35
	43,744	50,376

21.	OTHER CURRENT LIABILITIES

(in thousands of $)	2012	2011
Accrued charter hire	322	600
Deferred gain on sale and leaseback	3,609	16,352
Other	3,413	2,618
	7,344	19,570

22.	DEBT

(in thousands of $)	2012	2011
U.S. dollar denominated fixed rate debt:
4.5% convertible bond due 2015	215,000	225,000
7.84% to 8.04% First Preferred Mortgage Term Notes due 2019 and 2021	268,992	288,137
Total U.S. dollar fixed rate debt	483,992	513,137
Credit facilities	—	376
Total debt	483,992	513,513
Less: current portion of long-term debt	(20,700)	(19,521)
	463,292	493,992

Movements in debt during 2012 maybe summarized as follows:

(in thousands of$)	Credit facilities	U.S. dollar fixed rate debt	Total Debt
Balance at December 31, 2011	376	513,137	513,513
Convertible bond buy-back	—	(10,000)	(10,000)
Loan repayments	(376)	(19,145)	(19,521)
Balance at December 31, 2012	—	483,992	483,992

In March 2012, the Company purchased $10.0 million notional value of its convertible bonds for a purchase price of $5.4 million. The Company recognized a gain of $4.6 million, included in Other non-operating items, in the first quarter of 2012. After the purchase, the Company holds 4.4% of the convertible bonds outstanding. The convertible bonds have been presented net of the bonds owned.

The outstanding debt as of December 31, 2012 is repayable as follows:

(in thousands of $)
Year ending December 31,
2013	20,700
2014	22,376
2015	239,174
2016	26,134
2017	28,243
Thereafter	147,365
483,992

In July and August 2008, ITCL purchased three tranches of the Windsor Petroleum Transport Corporation 7.84% term notes on the open market. The bonds that were repurchased have not been cancelled. The term notes above have been presented net of the bonds owned by ITCL.

U.S. DOLLAR DENOMINATED FLOATING RATE DEBT

$420.0 million term loan facility
In June 2008, the Company entered into a $420.0 million pre- and post-delivery secured term loan facility with an interest rate of LIBOR plus a margin that matures in 2017. The proceeds of the facility were used to partially fund the acquisition of twoVLCC double hulls and four Suezmax double hulls. This debt was assumed by Frontline 2012 as part of the consideration for the SPCs purchased in December 2011 (see Note 4).

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

$147.0 million term loan facility
In December 2010, the Company entered into a $147.0 million pre- and post-delivery secured term loan facility with an interest rate of LIBOR plus a margin that matures in 2017. During 2011 $72.0 million was drawn down to fund two newbuilding VLCC double hulls. The remaining debt was assumed by Frontline 2012 as part of the consideration for the SPCs purchased in December 2011 (see Note 4).

U.S. DOLLAR DENOMINATED FIXED RATE DEBT

4.5% Convertible Bonds due 2015
On March 26, 2010, the Company announced the private placement of $225 million of convertible bonds and the offering of the bonds closed on April 14, 2010. The senior, unsecured convertible bonds have an annual coupon of 4.50%, which is paid quarterly in arrears and had a conversion price of $39.00. The bonds may be converted to the Company's Ordinary Shares by the holders at anytime up to 10 banking days prior to April 14, 2015. The reference price has been set at $29.7784 (NOK 180.0045). The applicable USD/NOK exchange rate has been set at 6.0448. The Company declared a dividend of $0.75 per share on May 21, 2010. The conversion price was adjusted from $39.00 to $38.0895 effective June 2, 2010 which was the date the shares traded ex-dividend. The Company declared a dividend of $0.75 per share on August 27, 2010. The conversion price was adjusted from $38.0895 to $37.0483 per share effective September 8, 2010, which was the ex-dividend date. There was no adjustment to the conversion price for the dividend of $0.25 per share, which was paid on December 21, 2010. There is no adjustment to the conversion price where such adjustment would be less than 1% of the conversion price then in effect and any adjustment not required to be made shall be carried forward and taken into account in any subsequent adjustment. On February 22, 2011 the Company announced a dividend of $0.10 per share. The conversion price was adjusted from $37.0483 to $36.5567 per share effective March 7, 2011, which was the ex-dividend date. The company declared a dividend of $0.10 per share and $0.02 per share on May 24 and August 25, 2011 respectively. The bonds will be redeemed at 100% of their principal amount and will, unless previously redeemed, converted or purchased and cancelled, mature on April 14, 2015.The conversion price of the Company’s convertible bonds at December 31, 2012 and 2011 was $36.5567.

The Company has a right to redeem the bonds at par plus accrued interest at any time during the term of the loan, provided that 90% or more of the bonds issued shall have been redeemed or converted to shares. 6,154,822 new shares would be issued, if the bonds were converted at the current price of $36.5567.

The loan associated with our convertible bonds imposes operating and negative covenants on us and our subsidiaries. A violation of these covenants constitutes an event of default under our convertible bonds, which would, unless waived by our bondholders, provide our bondholders with the right to require the principal amounts under the convertible bonds including accrued interest and expenses due for immediate payment and accelerate our indebtedness, which would impair our ability to continue to conduct our business.

First Preferred Mortgage Term Notes
ITCL is the holding company for three separate structures involved in financing and leasing transactions. One of these structures has Serial Notes which matured in 2010 and all of these structures have First Preferred Mortgage Term Notes maturing between 2015 and 2021. The Notes are collateralized by first preferred mortgages on the vessels owned by the ITCL subsidiaries. As of December 31, 2012, the effective interest rate for the Term and Serial Notes was 7.91% (2011 -7.91%).

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

(in thousands of $) Year ending December 31,
2013	20,700
2014	22,376
2015	24,174
2016	26,134
2017	28,243
Thereafter	147,365
268,992

The Notes include certain covenants that, among other things, prohibit the separate structures from (i) incurring any indebtedness other than the existing Notes and obligations to the respective charterers, (ii) making any investments (other than the prescribed restricted investments), loans or advances outside the current structure or (iii) creating any liens other than to secure its obligations under the Notes and other relevant documents related to the Notes and leasing transactions.

8.52% First Preferred Mortgage Term Notes
Principal is repayable on the 8.52% First Preferred Mortgage Term Notes due 2015 in accordance with a remaining three year sinking fund schedule. Of the four entities reporting these term notes, only one entity, CalPetro BIII is consolidated as the remaining three entities are accounted for under the equity method. The term notes in the balance sheet of CalPetro BIII were repaid in full in 2010 following the sale of the Front Voyager at par value plus a make whole premium of $2.1 million, which was recorded in "Other non-operating items, net".

Assets pledged

(in thousands of $)	2012	2011
Vessels, net	280,929	298,491
Restricted cash and investments	86,280	99,303

Assets pledged relate to the 7.84% and 8.04% First Preferred Mortgage Term Notes.

23.	SHARE CAPITAL

Authorized share capital:
(in thousands of $, except share data)	2012	2011
125,000,000 ordinary shares of $2.50 each	312,500	312,500
Issued and fully paid share capital:
(in thousands of $, except per share data)	2012	2011
77,858,502 ordinary shares of $2.50 each	194,646	194,646

The Company's Ordinary Shares are listed on the New York Stock Exchange, the Oslo Stock Exchange and the London Stock Exchange.

A resolution was approved at the Company’s 2012 Annual General Meeting on September 21, 2012 such that the share premium account was reduced from $225.8 million to nil and the amount resulting from the reduction be credited to the Contributed Surplus account with immediate effect.

24.	ACCUMULATED OTHER COMPREHENSIVE LOSS

The activity in Accumulated Other Comprehensive Loss is summarized as follows:

(in thousands of $)	Unrealized investment (losses) gains	Translation adjustments	Total
Balance at December 31, 2009	2,239	(3,925)	(1,686)
Other-than-temporary impairment transferred to statement of operations	9,425	—	9,425
Translation adjustment for year	—	(137)	(137)
Net unrealized losses on marketable securities for the year	(11,438)	—	(11,438)
Balance at December 31, 2010	226	(4,062)	(3,836)
Translation adjustment for year	—	(49)	(49)
Net unrealized losses on marketable securities for the year	(894)	—	(894)
Balance at December 31, 2011	(668)	(4,111)	(4,779)
Translation adjustment for the year	—	97	97
Net unrealized gains on marketable secutities for the year	527	—	527
Balance at December 31, 2012	(141)	(4,014)	(4,155)

25.	SHARE OPTION PLANS

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

The Company granted no options during 2012. In April 2011, the Company granted 145,000 share options to directors and employees. All options have a five year term and vest equally over three years from the date of grant.

The fair value of the option modification and of newly granted option awards is estimated on the date of grant or modification using a Black-Scholes option valuation model with the following assumptions:

2012
Risk free interest rate	1.35%
Expected life	3.5 years
Expected volatility	62.27%
Expected dividend yield	0%

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

The following summarizes share option transactions related to the Frontline Scheme:

(in thousands)	Number of Options	Weighted Average Exercise Price
Options outstanding as of December 31, 2009	663.0	NOK 144.16
Exercised	(2.3)	NOK 131.65
Forfeited	(10.0)	NOK 133.71
Options outstanding as December 31, 2010	650.7	NOK 131.65
Granted	145.0	NOK 131.10
Exercised	(6.7)	NOK 132.71
Forfeited	(49.3)	NOK 130.36
Options outstanding as of December 31, 2011	739.7	NOK 130.46
Forfeited	(13.7)	NOK 130.46
Options outstanding as of December 31, 2012	726.0	NOK 130.46

Exercisable options as at:
December 31, 2012	629.3	NOK130.46
December 31, 2011	396.5	NOK130.46
December 31, 2010	219.0	NOK131.65

The weighted average exercise price is adjusted for dividends in accordance with the terms of the plan. The weighted average remaining contractual term for the options outstanding and exercisable at December 31, 2012, 2011 and 2010, is 2.0 years, 3.0 years and 3.8 years, respectively.

The grant date fair values of share options vested at December 31, 2012, 2011 and 2010 were $2.5 million, $1.8 million and $2.0 million, respectively.

The weighted average grant-date fair value of options granted during 2012 is nil (2011: $10.42 per share, 2010: nil).

The intrinsic value of share options exercised in the years ended December 31, 2012, 2011 and 2010 was nil, $0.04 million and nil, respectively.

As at December 31, 2012, the intrinsic value of both outstanding and exercisable share options was nil (2011: $0.0 million).

As of December 31, 2012, there was $0.2 million (2011: $1.1 million) in unrecognized compensation cost related to non-vested options granted under the Frontline Scheme. The unrecognized compensation expense is to be recognized over a weighted average period of 1.3 years in accordance with vesting conditions, all of which relates to unvested options. Compensation expense recognized in the years ended December 31, 2012, 2011 and 2010 was $0.8 million, $1.6 million and $2.1 million, respectively.

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

Forward freight agreements

During 2012, the Company entered into forward freight agreements for speculative purposes. As of December 31, 2012, the Company had 24 contracts outstanding (2011: 25). The Company recorded a loss on forward freight agreements of $1.7 million in 2012 (2011: $0.4 million gain), which is included in "mark to market of derivatives".

Fair Values
The carrying value and estimated fair value of the Company's financial instruments as of December 31, 2012 and 2011 are as follows:

	2012		2011
(in thousands of $)	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:
Cash and cash equivalents	137,603	137,603	160,566	160,566
Restricted cash and investments	87,506	87,506	100,566	100,566
Marketable securities	1,235	1,235	685	685
Liabilities:
7.84% to 8.04% First Preferred Mortgage Term Notes	268,992	191,846	288,137	249,293
4.5% Convertible Bond	215,000	120,131	225,000	94,500

The estimated fair value of financial assets and liabilities are as follows:

(in thousands of $)	2012 Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	137,603	137,603	—	—
Restricted cash and investments	87,506	87,506	—	—
Marketable securities	1,235	1,235	—	—
Liabilities:
7.84% to 8.04% First Preferred Mortgage Term Notes	191,846	—	191,846	—
4.5% Convertible Bond	120,131	—	120,131	—

(in thousands of $)	2011 Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	160,566	160,566	—	—
Restricted cash and investments	100,566	100,566	—	—
Marketable securities	685	685	—	—
Liabilities:
7.84% to 8.04% First Preferred Mortgage Term Notes	249,293	—	249,293	—
4.5% Convertible bond	94,500	—	94,500	—

The following methods and assumptions were used to estimate the fair value of each class of financial instrument;

Cash and cash equivalents – the carrying values in the balance sheet approximate their fair value.

Restricted cash and investments – At December 31, 2012 the balance relates entirely to restricted cash, the carrying values in the balance sheet approximate their fair value.

Marketable securities – the fair values are based on quoted market prices.

At December 31, 2012 the estimated fair values of the 7.84% and 8.04% First Preferred Mortgage Term Notes are based on the quoted market price on the last significant trading of the Term Notes (level two per ASC Topic 820).

Convertible bond – quoted market prices are not available, however the bonds are traded "over the counter" and the fair value of bonds is based on the market price on offer at the year end.

Assets Measured at Fair Value on a Nonrecurring Basis
The Company recorded an impairment loss of $32.0 million in 2012 in respect of four OBO vessels and one double hull Suezmax tanker, which were held under capital lease (see Note 6). Three of these leases were terminated during 2012. At December 31, 2012, the Suezmax tanker, Front Pride was measured at an estimated fair value of $3.3 million, which was determined using level two inputs being the carrying cost of the leased vessel less the impairment loss, which was calculated based on the estimated market value of the vessel less the estimated steel value of the vessel. At December 31, 2012, the OBO carrier, Front Guider, was measured at fair value $0.02 million, which was determined using level 3 inputs being the expected future cash flows  from the leased vessel up to the termination of the lease.

Concentrations of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Skandinaviska Enskilda Banken, or SEB, HongKong Shanghai Banking Corporation, Royal Bank of Scotland, The Bank of New York, DnB Nor Bank ASA and Nordea Bank Norge, or Nordea. There is a concentration of credit risk with respect to restricted cash to the extent that substantially all of the amounts are carried with SEB, Nordea, The Bank of New York and HSBC. However, the Company believes this risk is remote.

27.	RELATED PARTY TRANSACTIONS

The majority of the Company's leased vessels are leased from Ship Finance and Ship Finance is entitled to a profit share of the Company's earnings on these vessels under a Charter Ancillary Agreement. This profit share was increased from 20% to 25% with effect from January 1, 2012. A summary of leasing transactions with Ship Finance during the years ended December 31, 2012, 2011 and 2010 is as follows:

(in thousands of $)	2012	2011	2010
Charter hire paid (principal and interest)	176,332	248,822	289,578
Lease termination fees expense (income), net	1,777	17,104	(2,435)
Compensation paid on lease amendment	—	106,000	—
Profit share expense	—	482	30,566
Contingent rental expense	52,176	—	—
Remaining lease obligation	875,670	926,821	1,289,897

A summary of net amounts earned (incurred) from related parties, excluding the Ship Finance lease related balances above, for the years ended December 31, 2012, 2011 and 2010 are as follows:

(in thousands of $)	2012	2011	2010
Seatankers Management Co. Ltd	1,009	1,008	1,092
Golar LNG Limited	1,820	1,002	1,310
Golar LNG Energy Limited	—	—	88
Ship Finance International Limited	4,261	4,660	2,490
Golden Ocean Group Limited	5,566	5,492	6,138
Bryggegata AS	(1,455)	(1,494)	(1,368)
Arcadia Petroleum Limited	5,423	34,977	34,211
Seadrill Limited	2,574	1,076	426
Archer Limited	390	906	166
Deep Sea Supply Plc	41	168	132
Aktiv Kapital ASA	21	136	83
VTN Shipping Inc	—	17,051	—
Orion Tankers Ltd	343	24	—
Frontline 2012 Ltd	(4,004)	—	—
CalPetro Tankers (Bahamas I) Limited	51	63	47
CalPetro Tankers (Bahamas II) Limited	51	63	47
CalPetro Tankers (IOM) Limited	51	63	47

Net amounts earned from other related parties comprise charter hire, office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily rental for office space and guarantee fees. In addition, the Company chartered in two vessels from Frontline 2012 on floating rate time charters under which the charter hire expense was equal to the time charter equivalent earnings of the vessels.

A summary of balances due from related parties as at December 31, 2012 and 2011 is as follows:

(in thousands of $)	2012	2011
Receivables
Ship Finance International Limited	1,891	1,138
Seatankers Management Co. Ltd	342	168
Archer Ltd	778	632
Golar LNG Limited	755	610
Orion Tankers Ltd	250	—
Northern Offshore Ltd	13	13
Golden Ocean Group Limited	1,325	1,272
Seadrill Limited	1,253	841
Frontline 2012 Ltd	2,291	10,469
CalPetro Tankers (Bahamas I) Limited	13	57
CalPetro Tankers (Bahamas II) Limited	13	57
CalPetro Tankers (IOM) Limited	13	57
Deep Sea Supply Plc	—	68
Aktiv Kapital Ltd	—	67
Arcadia Petroleum Limited	106	356
North Atlantic Drilling Ltd	12	—
	9,055	15,805

A summary of balances due to related parties as at December 31, 2012 and 2011 is as follows:

(in thousands of $)	2012	2011
Payables
Ship Finance International Limited	(52,063)	(9,209)
Seatankers Management Co. Ltd	(257)	(550)
Golar LNG Limited	(101)	(106)
Golden Ocean Group Limited	(1,042)	(910)
Frontline 2012 Ltd	(423)	—
Aktiv Kapital Ltd	(34)	—
Deep Sea Supply Plc	(28)	—
	(53,948)	(10,775)

Receivables and payables with related parties comprise unpaid management, technical advisory, newbuilding supervision and technical management, administrative service and rental charges and charterhire payments.  In addition, certain payables and receivables arise when the Company pays an invoice on behalf of a related party and vice versa.  The payable with Ship Finance principally includes unpaid contingent rental expense and a lease termination fee. Receivables and payables with related parties are generally settled quarterly in arrears with the exception of profit share due to Ship Finance which is settled annually.

We transact business with the following related parties, being companies in which Hemen and companies associated with Hemen have a significant interest: Ship Finance International Limited, Golar LNG Limited, Northern Offshore Ltd, Seadrill Limited, Bryggegata AS, Golden Ocean Group Limited, Arcadia Petroleum Limited ("Arcadia"), Deep Sea Supply Plc ("Deep Sea"), Aktiv Kapital ASA, Archer Limited, Farahead Holdings Limited ("Farahead"), Seatankers Management Co. Ltd, North Atlantic Drilling Ltd and Frontline 2012 Ltd. CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited, CalPetro Tankers (IOM) Limited, Frontline 2012 Ltd. and Orion Tankers Ltd. are equity accounted.

The Company earned freights on chartering vessels to Arcadia in the amount of $5.0 million (2011: $34.6 million).

The Company received termination payments from Ship Finance in 2012 in the aggregate amount of $22.2 million in respect of the lease terminations for Titan Orion (ex-Front Duke) and Ticen Ocean (now renamed Front Lady). The Company expects to receive a lease termination payment from Ship Finance in 2013 of $7.8 million for Titan Aries (now renamed Edinburgh).

The Company made lease termination payments to Ship Finance in 2012 in the aggregate amount of $32.6 million in respect of the lease terminations for Front Striver, Front Rider, Front Climber, Front Viewer and Front Guider. A lease termination payment of $0.5 million in respect of Front Driver was paid to Ship Finance in the first quarter of 2013 and the Company expects to make a lease termination payment in 2013 of approximately $2.1 million to Ship Finance in respect of Front Pride.

In May 2012, the Company paid $13.3 million for 3,546,000 shares in a private placement by Frontline 2012 of 56 million new ordinary shares at a subscription price of $3.75 per share. Following the private placement, the Company’s ownership in Frontline 2012 was reduced from 8.8% to 7.9%. The Company recognized a gain, which was included in ‘Share of results from associated companies’, on the dilution of its ownership of $0.7 million in the second quarter of 2012.

In January 2013, the Company paid $6.0 million for 1,143,000 shares in a private placement by Frontline 2012 of 59 million new ordinary shares at a subscription price of $5.25 per share. Following the private placement, the Company’s ownership in Frontline 2012 was reduced from 7.9% to 6.3%. The Company recognized a gain, which will be included in ‘Share of results from associated companies’, on the dilution of its ownership of $5.2 million in the first quarter of 2013.

In September 2011, the Company negotiated the early termination of bare boat charters on three single hull VLCCs, Titan Orion (ex-Front Duke), Titan Aries (now renamed Edinburgh) and Ticen Ocean (now renamed Front Lady), which are being chartered in from Ship Finance. These three vessels have been sold by Ship Finance with expected delivery during 2012 and 2013. The Titan Orion (ex-Front Duke) was delivered, and the charter party with Ship Finance was terminated, on March 27, 2012. The Company received a compensation payment from Ship Finance of $10.6 million for the early termination of the charter. The Ticen Ocean (now renamed Front Lady) was delivered, and the charter party with Ship Finance was terminated, on November 27, 2012. The Company received a compensation payment from Ship Finance of $11.6 million for the early termination of the charter. The Titan Aries (now renamed Edinburgh) was delivered, and the charter party with Ship Finance was terminated, on February 16, 2013. Under the terms of the early termination of the bareboat charters, Ship Finance will pay the Company a termination fee in accordance with the charter ancillary agreement.

In 2011, the Company received termination payments from Ship Finance in the aggregate amount of $5.3 million in respect of the lease terminations for Front Ace and Ticen Sun (ex-Front Highness) and made termination payments to Ship Finance in the aggregate amount of $14.3 million in respect of the lease terminations for Front Leader and Front Breaker.

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

28.	DISPOSAL OF ASSETS

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

In January 2011, the Company sold the VLCC Front Shanghai for $91.2 million. The vessel was simultaneously leased in on a two year time charter. A gain of $13.8 million was recognized in 2011 and a gain of $7.9 million was recognized in 2012.

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

In March 2011, the Company exercised its option to purchase the VLCC Front Eagle, which was recorded as a vessel held under capital lease. The vessel was simultaneously sold for $67.0 million, with delivery in the second quarter of 2011, and leased in under a two year operating lease. A gain of $7.5 million was recognized in 2011 and a gain of $7.2 million was recognized in 2012 and a deferred gain of $2.3 million is being amortized over the remaining period of the charter.

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

In October 2011, Ship Finance sold the OBO carrier Front Striver to a third party and as a result, terminated the Company's long-term lease for the vessel. The Company made a termination payment of $8.1 million in 2012. A loss on disposal of $9.2 million was recognized in 2011, a further loss on disposal of $0.4 million was recognized in the second quarter of 2012 due to the write-off of inventory balances.

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

In March 2012, the Company sold the Suezmax Front Alfa to an unrelated third party and recognized a loss of $2.1 million in the first quarter of 2012. An impairment loss for this vessel of $24.8 million was recorded in the third quarter of 2011.

In March 2012, the Company redelivered the Titan Orion (ex-Front Duke) to Ship Finance and the charter party for the vessel was terminated. The Company recorded a gain of $10.6 million in the first quarter of 2012, which is included in "Gain on sale of assets and amortization of deferred gains".

In June 2012, the Company agreed with Ship Finance to terminate the long term charter party for the OBO carrier Front Rider and that Ship Finance simultaneously sold the vessel. The charter party terminated on July 22, 2012. The Company recorded an impairment loss of $4.9 million in the second quarter of 2012 and recognized a loss on disposal of $0.1 million in the third quarter of 2012.

In August 2012, the Company agreed with Ship Finance to terminate the long term charter party for the OBO carrier Front Climber and that Ship Finance simultaneously sold the vessel. The charter party terminated on October 15, 2012. The Company recorded an impairment loss of $4.2 million in the second quarter of 2012 and recognized a loss on disposal of $0.2 million in the fourth quarter of 2012.

In October 2012, the Company agreed with Ship Finance to terminate the long term charter party for the OBO carrier Front Driver and that Ship Finance simultaneously sold the vessel. The charter party terminated on November 28, 2012. The Company recorded an impairment loss of $4.0 million in the fourth quarter of 2012 and recognized a loss on disposal of $0.8 million in the fourth quarter of 2012.

In November 2012, the Company redelivered the Ticen Ocean (ex-Front Lady) to Ship Finance and the charter party for the vessel was terminated. The Company recorded a gain of $11.2 million in the fourth quarter of 2012, which is included in "Gain on sale of assets and amortization of deferred gains".

In December 2012, the Company agreed with Ship Finance to terminate the long term charter parties for the OBO carriers Front Viewer and Front Guider. The charter party on the Front Viewer terminated on December 18, 2012 and Ship Finance simultaneously sold the vessel. The charter party on the Front Guider is expected to terminate in the first quarter of 2013 (see Note 33). As a result, the Company agreed to pay Ship Finance a termination fee of $23.5 million. The Company allocated $12.7 million of the termination payment to the Front Viewer and recorded loss of $16.5 million in the fourth quarter of 2012, which is included in "Gain on sale of assets and amortization of deferred gains". $10.8 million was allocated to the Front Guider which was included as part of the lease modification (see Note 17). This resulted in a $9.1 million increase in both the asset value and lease obligation. The company recorded an impairment loss of $14.2 million in the fourth quarter of 2012 in respect of Front Guider.

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

In February 2008, as part of the Company's planned spin-off of its investment in ITCL to the Company's shareholders, the Company's Board of Directors declared a special dividend-in-kind of 17.53% of the Company's investment in ITCL with the distribution date being March 6, 2008. As of December 31, 2012 and 2011 the Company owned 82.47% of ITCL.

30.	COMMITMENTS AND CONTINGENCIES

The Company insures the legal liability risks for its shipping activities with Assuranceforeningen SKULD and Assuranceforeningen Gard Gjensidig, both mutual protection and indemnity associations. As a member of these mutual associations, the Company is subject to calls payable to the associations based on the Company's claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which result in additional calls on the members.

As of December 31, 2012, the Company had four (2011: four) vessels that were sold by the Company at various times during the period from November 1998 to December 31, 2003, and leased back on charters that have initial periods ranging from eight to twelve and a half years including options on the lessor's side to extend the charters for periods that range up to five years. All of these charters are accounted for as capital leases. The lessor has options to put the vessels on the Company at the end of the lease terms. The total amount that the Company would be required to pay in 2015 under these put options with respect to these capital leases is $36.0 million (2011: $36.0 million).

As of December 31, 2012, Chevron charters three vessels on long-term bareboat charters and holds options to purchase each vessel for $1 per vessel on April 1, 2015.

As of December 31, 2012, and following the restructuring described in Note 4, the Company was committed to make newbuilding installments of $87.9 million in 2013.

As part of the Restructuring, Frontline 2012 has agreed to fully reimburse and indemnify the Company for all payments made under any guarantees issued by the Company to the shipyard in connection with three VLCC newbuilding contracts acquired from the Company and to reimburse the Company for all costs incurred in connection with these guarantees. Currently, there is $209.0 million in remaining installments relating to these newbuilding contracts for which the Company is contingently liable. The Company has not recorded any liability in respect of these guarantees as the Company does not believe that it will be required to make any payments in relation to them.

The Company is a party, as plaintiff or defendant, to several lawsuits in various jurisdictions for unpaid charterhire, demurrage, damages, off-hire and other claims and commercial disputes arising from the operation of its vessels, in the ordinary course of business or in connection with its acquisition activities.  The Company believes that the resolution of such claims will not have a material adverse effect on the Company's operations or financial condition.

31.	SUPPLEMENTAL INFORMATION

Non-cash investing and financing activities in the year ended December 31, 2012 consist of a $9.1 million increase in capital lease obligations and vessels under capital lease resulting from a lease modifications (see Note 17).

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

There were no non-cash investing and financing activities in the year ended December 31, 2010.

32.	POOL REVENUES

Voyage charter revenues include pool earnings, which have been allocated on a net basis since these pools are responsible for paying voyage expenses and distribute net pool revenues to the participants. Pool earnings of $35.9 million, $43.2 million and $125.6 million have been included in voyage charter revenues in the years ended December 31, 2012, 2011 and 2010, respectively.

33.	SUBSEQUENT EVENTS

In January 2013, the Company sold its 50% share of the joint venture Orion Tankers Ltd.

In January 2013, ITCL sold $8.0 million notional value of the Windsor Petroleum Transport Corporation 7.84% term notes for proceeds of $4.5 million.

In December 2012, the Company agreed with Ship Finance to terminate the long term charter party between the companies for the OBO carrier Front Guider. The termination took place in March 2013, the Company made a termination payment of $10.8 million to Ship Finance for the early termination of the charter party.

In January 2013, the Company paid $6.0 million for 1,143,000 shares in a private placement by Frontline 2012 of 59 million new ordinary shares at a subscription price of $5.25 per share. Following the private placement, the Company’s ownership in Frontline 2012 was reduced from 7.9% to 6.3%. The Company recognized a gain, which will be included in ‘Share of results from associated companies’, on the dilution of its ownership of $5.2 million in the first quarter of 2013.

In January 2013, the Company terminated the charter party for the single hull VLCC Titan Aries and expects to recognize a gain of approximately $7.5 million in the first quarter of 2013.

In January 2013, BP Shipping gave twelve months notice of its intention to terminate the bareboat charter for the VLCC British Progress. Termination will take effect on February 2, 2014.

In February 2013, the Company agreed with Ship Finance to terminate the long term charter party between the companies for the Suezmax Double hull vessel Front Pride and Ship Finance simultaneously sold the vessel. The termination of the charter party took place on February 15, 2013 and the Company expects to make a net compensation payment to Ship Finance of approximately $2.1 million for the early termination of the charter party.

In March 2013, the VLCC Phoenix Voyager was redelivered to the Company by Chevron and the vessel commenced trading in the spot market.