Form 20-F
period 2013-12-31
FRONTLINE LTD /
filed 2014-03-21
CIK 913290

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________________ to _________________
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________________________

Commission file number	001-16601

Frontline Ltd.
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

Bermuda
(Jurisdiction of incorporation or organization)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Georgina Sousa, Telephone: (1) 441 295 6935, Facsimile: (1) 441 295 3494, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class	Name of each exchange on which registered

Ordinary Shares, Par Value $1.00 Per Share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Ordinary Shares, Par Value $1.00 Per Share
(Title of Class)
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

86,511,713 Ordinary Shares, Par Value $1.00 Per Share

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

A. SELECTED FINANCIAL DATA

The selected statement of operations data of the Company with respect to the fiscal years ended December 31, 2013, 2012 and 2011 and the selected balance sheet data of the Company as of December 31, 2013 and 2012, have been derived from the Company's consolidated financial statements included herein and should be read in conjunction with such statements and the notes thereto. The selected statement of operations data with respect to the fiscal years ended December 31, 2010 and 2009 and the selected balance sheet data as of December 31, 2011, 2010 and 2009 have been derived from consolidated financial statements of the Company not included herein. The following table should also be read in conjunction with Item 5. "Operating and Financial Review and Prospects" and the Company's consolidated financial statements and notes thereto included herein. The Company's accounts are maintained in U.S. dollars.

	Fiscal year ended December 31,
	2013	2012	2011	2010	2009
(in thousands of $, except ordinary shares, per share data and ratios)
Statement of Operations Data (1) (2):
Total operating revenues	517,190	578,361	723,495	1,028,303	1,008,303
Total operating expenses	641,182	594,212	849,476	812,047	822,437
Net operating (loss) income	(100,434)	18,908	(406,784)	247,191	188,927
Net (loss) income from continuing operations	(189,878)	(71,231)	(530,741)	114,091	67,722
Net (loss) income from discontinued operations	(1,204)	(12,544)	1,731	50,131	38,111
Net (loss) income	(191,082)	(83,775)	(529,010)	164,004	105,472
Net (loss) income attributable to Frontline Ltd.	(188,509)	(82,754)	(529,601)	161,407	102,701
Basic (loss) income per share from continuing operations, excluding loss attributable to noncontrolling interest ($)	$(2.35)	$(0.90)	$(6.82)	$1.43	$0.83
Diluted (loss) income per share from continuing operations, excluding loss attributable to noncontrolling interest ($)	$(2.35)	$(0.90)	$(6.82)	$1.33	$0.83
Basic (loss) income per share attributable to Frontline Ltd. ($)	$(2.36)	$(1.06)	$(6.80)	$2.07	$1.32
Diluted (loss) income per share attributable to Frontline Ltd. ($)	$(2.36)	$(1.06)	$(6.80)	$2.01	$1.32
Cash dividends per share declared	$—	$—	$0.22	$2.00	$0.90

	Fiscal year ended December 31,
	2013	2012	2011	2010	2009
(in thousands of $, except ordinary shares and ratios)
Balance Sheet Data (at end of year) (2):
Cash and cash equivalents	53,759	137,603	160,566	176,639	82,575
Newbuildings	29,668	26,913	13,049	224,319	413,968
Vessels and equipment, net	264,804	282,946	312,292	1,430,124	678,694
Vessels and equipment under capital lease, net	704,808	893,089	1,022,172	1,427,526	1,740,666
Investment in unconsolidated subsidiaries and associated companies	58,658	40,633	27,340	3,408	3,923
Total assets	1,367,605	1,688,221	1,840,569	3,797,920	3,715,218
Short-term debt and current portion of long-term debt	22,706	20,700	19,521	173,595	123,884
Current portion of obligations under capital leases	46,930	52,070	55,805	193,379	285,753
Long-term debt	436,372	463,292	493,992	1,190,763	760,698
Obligations under capital leases	742,418	898,490	957,431	1,336,908	1,579,708
Share capital	86,512	194,646	194,646	194,646	194,646
Total (deficit) equity attributable to Frontline Ltd.	(26,952)	119,675	200,984	747,133	741,340
Ordinary shares outstanding	86,511,713	77,858,502	77,858,502	77,858,502	77,858,502
Weighted average ordinary shares outstanding	79,750,505	77,858,502	77,858,502	77,858,502	77,858,502
Other Financial Data:
Equity to assets ratio (percentage) (3)	(2.0)%	7.1%	10.9%	19.7%	20.0%
Debt to (deficit) equity ratio (4)	(46.3)	12.0	7.6	3.9	3.7
Price earnings ratio (5)	(1.6)	(3.1)	(0.6)	12.3	20.7
Time charter equivalent revenue (6)	191,695	282,731	411,002	731,092	777,624

Notes:

1.
The Company terminated the lease on its final OBO carrier in March 2013 at which time it recorded the results of its OBO carriers as discontinued operations. The statement of operations data for all years presented above has been presented on a similar basis.

2.
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

c.
Capital lease obligations with Ship Finance International Limited (NYSE: SFL), a related party, or Ship Finance, were reduced by $232.5 million and capital lease obligations with other counter parties were reduced by $29.8 million.

d.	Bank debt was eliminated.

e.	The net book value of 'Newbuildings' was reduced by $237.1 million.

f.	Newbuilding commitments were reduced by $325.5 million.

3.	Equity-to-assets ratio is calculated as total equity attributable to Frontline Ltd. divided by total assets.

4.
Debt-to-(deficit) equity ratio is calculated as total interest bearing current and long-term liabilities, including obligations under capital leases, divided by total (deficit) equity attributable to Frontline Ltd..

5.	Price earnings ratio is calculated by dividing the closing year end share price by basic earnings per share.

6.	A reconciliation of time charter equivalent revenues to total operating revenues as reflected in the consolidated statements of operations is as follows:

	2013	2012	2011	2010	2009
(in thousands of $)
Total operating revenues	517,190	578,361	723,495	1,028,303	1,008,303
Less:
Other income	(25,754)	(25,785)	(20,969)	(20,678)	(17,068)
Voyage expense	(299,741)	(269,845)	(291,524)	(276,533)	(213,611)
Time charter equivalent revenue	191,695	282,731	411,002	731,092	777,624

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

Risks Related to Our Industry

Tankers

If the tanker industry, which historically has been cyclical and volatile, continues to be depressed or declines further in the future, our revenues, earnings and available cash flow may be adversely affected

Historically, the tanker industry has been highly cyclical, with volatility in profitability, charter rates and asset values resulting from changes in the supply of, and demand for, tanker capacity. After reaching highs during the summer of 2008, charter rates for crude oil carriers fell dramatically in connection with the commencement of the global financial crisis and current rates continue to remain at relatively low levels compared to the rates achieved in the years preceding the global financial crisis. Fluctuations in charter rates and tanker values result from changes in the supply of and demand for tanker capacity and changes in the supply of and demand for oil and oil products. These factors may adversely affect the rates payable and the amounts we receive in respect of our vessels. Our ability to re-charter our vessels on the expiration or termination of their current spot and bareboat charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker market and we cannot guarantee that any renewal or replacement charters we enter into will be sufficient to allow us to operate our vessels profitably.

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

The factors affecting the supply and demand for tankers have been volatile and are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable, including those discussed above. While market conditions have improved, continued volatility may reduce demand for transportation of oil over longer distances and increase supply of tankers to carry that oil, which may have a material adverse effect on our business, financial condition, results of operations, cash flows, ability to pay dividends and existing contractual obligations.

The international tanker industry has experienced volatile charter rates and vessel values and there can be no assurance that these charter rates and vessel values will return to their previous levels

Charter rates in the tanker industry are volatile. We anticipate that future demand for our vessels, and in turn our future charter rates, will be dependent upon economic growth in the world's economies, as well as seasonal and regional changes in demand and changes in the capacity of the world's fleet. We believe that the relatively high charter rates that were paid prior to 2008 were the result of economic growth in the world economies that exceeded growth in global vessel capacity. Since 2008 charter rates have been volatile, and there can be no assurance that economic growth will not stagnate or decline leading to a decrease in vessel values and charter rates. A decline in vessel values and charter rates would have an adverse effect on our business, financial condition, results of operation and ability to pay dividends.

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

In addition, continuing volatile economic conditions affecting the United States and world economies may result in reduced consumption of oil products and a decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our earnings and our ability to pay dividends.

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

If economic conditions throughout the world do not improve, it will have an adverse impact on our operations and financial results

Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy continues to face a number of challenges, including the recent turmoil and hostilities in the Middle East, North Africa and other geographic areas and countries and continuing economic weakness in the European Union. There has historically been a strong link between the development of the world economy and demand for energy, including oil and gas. An extended period of deterioration in the outlook for the world economy could reduce the overall demand for oil and gas and for our services. While market conditions have improved, continued and developing economic and governmental factors, together with the concurrent volatility in charter rates and vessel values, have had a material adverse effect on our results of operations, financial condition and cash flows, and could cause the price of our ordinary shares to decline.

The economies of the United States, the European Union and other parts of the world continue to experience relatively slow growth and exhibit weak economic trends. The credit markets in the United States and Europe have over the past five years experienced significant contraction, deleveraging and reduced liquidity. While credit conditions are beginning to stabilize, global financial markets have been, and continue to be, disrupted and volatile. Since 2008, lending by financial institutions worldwide remain at low levels compared to the period preceeding 2008.

The continued economic slowdown in the Asia Pacific region, especially in Japan and China, may exacerbate the effect on us of the recent slowdown in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China's GDP for the year ended December 31, 2013, is estimated to remain around 7.7%, approximately the same growth rate as for the year ended December 31, 2012, remaining below pre-2008 levels. China has imposed measures to restrain lending, which may further contribute to a slowdown in its economic growth. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our financial condition and results of operations, as well as our future prospects, would likely be impeded by a continuing or worsening economic downturn in any of these countries.

The inability of countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position

As a result of the credit crisis in Europe, in particular in Greece, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, or the ESM, which was established on September 27, 2012, to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries. As of the end of 2013, financial assistance disbursements under the ESM and EFSF were being made to Greece, Portugal and Cyprus, with Ireland and Spain exiting the EFSF in December 2013. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations. Potential adverse developments in the outlook for European countries could reduce the overall demand for oil cargoes and for our services. Market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flow.

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

Acts of piracy on ocean-going vessels could adversely affect our business

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Although the frequency of sea piracy worldwide decreased during 2013 to its lowest level since 2007, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea, with tankers particularly vulnerable to such attacks. If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as "war risk" zones by insurers or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, cash flows, financial condition and ability to pay dividends and may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.
World events could affect our results of operations and financial condition

Continuing conflicts in the Middle East and North Africa, and the presence of United States and other armed forces in Afghanistan, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences, or the perception that our vessels are potential terrorist targets, could have a material adverse impact on our business, financial condition, results of operations and ability to pay dividends.

Our vessels may call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, which could adversely affect our reputation and the market for our ordinary shares

From time to time on charterers' instructions, our vessels may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the U.S. government as state sponsors of terrorism, such as Cuba, Iran, Sudan and Syria. In the past, certain of our vessels have made port calls to Iran, however, none of our vessels made any port calls to Iran during 2013. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. With effect from July 1, 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to companies, such as ours, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, on May 1, 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.

On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the “Joint Plan of Action” (“JPOA”). Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the U.S. and EU would voluntarily suspend certain sanctions for a period of six months. On January 20, 2014, the U.S. and E.U. indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures include, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014.

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

Risks Related to Our Business

The volatility in tanker charter rates, and vessel values, may affect our ability to comply with covenants in any loan agreements we may enter into in the future

In December 2011, we completed the sale of 15 wholly-owned special purpose companies, or SPCs, which together owned five VLCC newbuilding contracts, six VLCCs (including one on time charter), and four Suezmax tankers, to Frontline 2012 Ltd., or Frontline 2012, a related-party entity, at a fair market value of $1,120.7 million, in exchange for which Frontline 2012 assumed the obligation to pay $666.3 million in bank debt related to the vessels and $325.5 million in remaining commitments to the yard under the newbuilding contracts, which we refer to as the Restructuring. As part of the Restructuring, Frontline 2012 has agreed to fully reimburse and indemnify the Company for all payments made under any guarantees issued by the Company to the shipyard in connection with the VLCC newbuilding contracts acquired from the Company and to reimburse the Company for all costs incurred in connection with these guarantees. Two of the five contracts have been cancelled by Frontline 2012 and Frontline 2012 has received reimbursement of installments paid and accrued interest. The remaining three contracts have been cancelled by Frontline 2012 and are in arbitration. The Company has not recorded any liability in respect of these guarantees as the Company does not believe that it will be required to make any payments in relation to them. Following the Restructuring and private placements by Frontline 2012, we own approximately 5.4% of the outstanding ordinary shares of Frontline 2012 and our majority shareholder, Hemen Holding Ltd., or Hemen, a Cyprus holding company indirectly controlled by trusts established by our Chairman and President, Mr. Fredriksen, owns approximately 46% of the outstanding ordinary shares of Frontline 2012.

Our bank debt was eliminated following (i) the Restructuring, (ii) a $12.9 million prepayment of a loan associated with a vessel, which was not part of the Restructuring, and (iii) the $33.0 million prepayment of a loan associated with Independent Tankers Corporation Limited, or ITCL, one of the Company's majority owned subsidiaries. In the event we enter into loan agreements or other financing arrangements in the future, which are secured by liens on our vessels, we may be subject to various financial covenants, including requirements relating to our financial position, operating performance and liquidity. For example, we may be required to maintain (i) a minimum value adjusted equity that is based, in part, upon the market value of the vessels securing the loans; (ii) minimum levels of free cash; and (iii) a positive working capital. The loan associated with our convertible bonds imposes operating and negative covenants on us and our subsidiaries. A violation of these covenants constitutes an event of default under our convertible bonds, which would, unless waived by our bondholders, provide our bondholders with the right to require the principal amounts under the convertible bonds including accrued interest and expenses due for immediate payment and accelerate our indebtedness, which would impair our ability to continue to conduct our business.

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

We are dependent on the spot market and any decrease in spot market rates in the future may adversely affect our earnings and our ability to pay dividends

As of December 31, 2013, we operated a fleet of 33 vessels, including nine vessels owned through our majority owned subsidiary, ITCL. We also had 12 vessels under commercial management. Of our vessels, 27 vessels are currently employed in the spot market exposing us to fluctuations in spot market charter rates. We have also agreed to acquire two newbuilding Suezmax tankers, which are expected to be delivered to us during 2014. We may operate our newbuilding vessels in the spot market following their delivery to us and may enter into the spot market for any additional vessels that we may acquire in the future.

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

A drop in spot market rates may provide an incentive for some charterers to default on their charters

When we enter into a time charter or bareboat charter, charter rates under that charter are fixed for the term of the charter.  If the spot market rates or short-term time charter rates in the tanker industry become significantly lower than the time charter equivalent rates that some of our charterers are obligated to pay us under our existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter. If our charterers fail to pay their obligations, we would have to attempt to re-charter our vessels at lower charter rates, which would affect our ability to operate our vessels profitably and may affect our ability to comply with covenants contained in any loan agreements we may enter into in the future.

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

Purchasing and operating secondhand vessels may result in increased operating costs and vessels off-hire, which could adversely affect our earnings

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

During the period a vessel is subject to a charter, we will not be permitted to sell it to take advantage of increases in vessel values without the charterers' agreement. If we sell a vessel at a time when ship prices have fallen, the sale may be at less than the vessel's carrying amount on our financial statements, with the result that we could incur a loss and a reduction in earnings. In addition, if we determine at any time that a vessel's future limited useful life and earnings require us to impair its value on our financial statements, that could result in a charge against our earnings and a reduction of our shareholders' equity. We recorded an impairment charge of $103.7 million in the year ended December 31, 2013. It is possible that the market value of our vessels will continue to decline in the future and could adversely affect our ability to comply with financial covenants contained in any loan agreements or other financing arrangements we may enter into in the future.

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

Our bareboat charters may limit our ability to benefit from any improvement in charter rates, and at the same time, our revenues may be adversely affected if we do not successfully employ our vessels on the expiration of our charters

As of December 31, 2013, six of our vessels are contractually committed bareboat charters. Although our bareboat charters generally provide reliable revenues, they also limit the portion of our fleet available for spot market voyages during an upswing in the tanker industry cycle, when spot market voyages might be more profitable. By the same token, we cannot assure you that we will be able to successfully employ our vessels in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably or meet our obligations. A decline in charter or spot rates or a failure to successfully charter our vessels could have a material adverse effect on our business, financial condition, results of operation and ability to pay dividends.

Delays or defaults by the shipyards in the construction of our newbuildings could increase our expenses and diminish our net income and cash flows

We have newbuilding contracts for the construction of two Suezmax tankers with the Chinese shipyard, Jiangsu Rongsheng Heavy Industries Group Co. Ltd., or Rongsheng. As of December 31, 2013, we are committed to making newbuilding installments of $87.9 million with expected payment in 2014. These projects are subject to the risk of delay or default by the shipyard caused by, among other things, unforeseen quality or engineering problems, work stoppages or other labor disturbances at the shipyard, bankruptcy of or other financial crisis involving the shipyard, weather interference, unanticipated cost increases, delays in receipt of necessary equipment, political, social or economic disturbances, inability to finance the construction of the vessels and inability to obtain the requisite permits or approvals. In accordance with industry practice, in the event the shipyards are unable or unwilling to deliver the vessels, we may not have substantial remedies. Failure to construct or deliver the ships by the shipyards or any significant delays could increase our expenses and diminish our net income and cash flows.

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

Declines in charter rates and other market deterioration could cause us to incur impairment charges

The carrying values of our vessels are reviewed whenever events or changes in circumstances indicate that the carrying amount of the vessel may no longer be recoverable. We assess recoverability of the carrying value by estimating the future net cash flows expected to result from the vessel, including eventual disposal. If the future net undiscounted cash flows and the estimated fair market value of the vessel are less than the carrying value, an impairment loss is recorded equal to the difference between the vessel's carrying value and fair value. Any impairment charges incurred as a result of declines in charter rates and other market deterioration could negatively affect our business, financial condition, operating results or the trading price of our ordinary shares. We recorded an impairment loss of $103.7 million in 2013 (2012: $32.0 million (including $27.3 million recorded in discontinued operations) and 2011: $121.4 million).

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

Risks Related to Our Company

We cannot assure you that we will be able to raise equity sufficient to meet our future capital and operating needs.

We expect that the net proceeds of an at-the-market ("ATM") offering for up to $40.0 million launched in June 2013 and increased to up to $100.0 million in January 2014 will be approximately $97.6 million, after deducting estimated commissions and offering expenses; however we cannot assure you that we will be able to sell that amount of our ordinary shares. Furthermore, even if we raise the net proceeds discussed above, we cannot assure you that such proceeds will be sufficient to meet our ongoing capital and operating needs (including our convertible bond loan, which matures in April 2015).

Investors may experience significant dilution as a result of the ATM offering and future offerings.

As of December 31, 2013, 2,178,384 of our ordinary shares have been sold for gross proceeds of $6,204,296 pursuant to the equity distribution agreement. Per the ATM offering prospectus, based on an assumed offering price of $4.84 per share, which was the last reported closing price of our ordinary shares on the NYSE on January 16, 2014, the offering of approximately an additional $93.8 million of our ordinary shares would result in the offer and sale of 19,379,278 ordinary shares, following which we would have 105,890,991 ordinary shares outstanding, which as of December 31, 2013 represents an increase of approximately 22% in our issued and outstanding ordinary shares. Because the sales of the shares offered hereby will be made directly into the market or in negotiated transactions, the prices at which we sell these shares will vary and these variations may be significant. Purchasers of the shares we sell, as well as our existing shareholders, will experience significant dilution if we sell shares at prices significantly below the price at which they invested. In addition, we may offer additional ordinary shares in the future, which may result in additional significant dilution.

Incurrence of expenses or liabilities may reduce or eliminate distributions

Our policy is to make distributions to shareholders based on earnings and cash flow, and our dividends have fluctuated based on such factors. In 2013, we made no dividend distributions and we have not paid a dividend since the third quarter of 2011. The amount and timing of dividends will depend on our earnings, financial condition, cash position, Bermuda law affecting the payment of distributions and other factors.  However, we could incur other expenses or contingent liabilities that would reduce or eliminate the cash available for distribution by us as dividends.  In addition, the timing and amount of dividends, if any, is at the discretion of our Board of Directors, or Board. We cannot assure you that we will pay dividends.

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

In addition, as of December 31, 2013, we had purchase commitments of $87.9 million relating to our two Suezmax tankers under construction with expected payments in 2014. We expect to finance these payments with cash on hand, operating cash flow and bank debt that we intend to arrange. Should such financing not be available, this could severely impact our ability to meet our obligations and finance future obligations.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. The average age of our tanker fleet is approximately 14.9 years. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, including environmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions might not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

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

Hemen may be able to exercise significant influence over us and may have conflicts of interest with our other shareholders

As of March 10, 2014, Hemen, a Cyprus holding company indirectly controlled by trusts established by our Chairman and President, Mr. Fredriksen, for the benefit of his immediate family, owns approximately 28% of our outstanding ordinary shares. For so long as Hemen owns a significant percentage of our outstanding ordinary shares, it may be able to exercise significant influence over us and will be able to strongly influence the outcome of shareholder votes on other matters, including the adoption or amendment of provisions in our articles of incorporation or bye-laws and approval of possible mergers, amalgamations, control transactions and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, amalgamations, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our ordinary shares. Hemen, may not necessarily act in accordance with the best interests of other shareholders. The interests of Hemen may not coincide with the interests of other holders of our ordinary shares. To the extent that conflicts of interests may arise, Hemen may vote in a manner adverse to us or to you or other holders of our securities.

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

If labor interruptions are not resolved in a timely manner, they could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash

As of December 31, 2013, we employed approximately 96 people in our offices in Bermuda, London, Oslo, Singapore and India. We contract with independent ship managers to manage and operate our vessels, including the crewing of those vessels. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out as we expect and could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

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

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States shareholders will face adverse United States federal income tax consequences.  Under the PFIC rules, unless those shareholders make an election available under the United States Internal Revenue Code of 1986, as amended, or the Code (which election could itself have adverse consequences for such shareholders, as discussed below under "Taxation-United States Federal Income Tax Considerations"), such shareholders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our ordinary shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of our ordinary shares.  See "Taxation-Passive Foreign Investment Company Status and Significant Tax Consequences" for a more comprehensive discussion of the United States federal income tax consequences to United States shareholders if we are treated as a PFIC.

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

As part of the Restructuring, the Company obtained agreements with its major counterparties to reduce the gross charter payment commitments under the then existing chartering arrangements by approximately $293 million for the period from January 1, 2012 to December 31, 2015. The Company will compensate the counterparties with 100% of any difference between the renegotiated rates and the average vessel earnings up to the original contract rates. Some of the counterparties will receive additional compensation for earnings achieved above the original contract rates.

In May 2012, the Company paid $13.3 million for 3,546,000 shares in a private placement by Frontline 2012 of 56 million new ordinary shares at a subscription price of $3.75 per share. In January 2013, the Company paid $6.0 million for 1,143,000 shares in a private placement by Frontline 2012 of 59 million new ordinary shares at a subscription price of $5.25 per share. Following the private placement, the Company’s ownership in Frontline 2012 was 6.3%. In September 2013, Frontline 2012 completed a private placement of 34.1 million new ordinary shares of $2.00 par value at a subscription price of $6.60. The Company did not buy any of the shares and its ownership decreased from 6.3% to 5.4%.

Vessel Acquisitions, Disposals and Other Significant Transactions

We entered into the following acquisitions and disposals in 2011, 2012, 2013 and 2014 to date:

Newbuilding Contracts

In December 2011, newbuilding contracts for five VLCCs were sold to Frontline 2012, as part of the Restructuring described above. As of December 31, 2013, the Company's newbuilding program was comprised of two Suezmax tankers and we were committed to making newbuilding installments of $87.9 million with expected payment in 2014.

Acquisitions and Disposals

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

In February 2013, we agreed with Ship Finance to terminate the long term charter party for the Suezmax tanker Front Pride and Ship Finance simultaneously sold the vessel. The termination of the charter party took place in the first quarter of 2013. We made a compensation payment to Ship Finance of $2.1 million for the early termination of the charter. We recorded an impairment loss of $4.7 million in the fourth quarter of 2012.

In November 2013, we agreed with Ship Finance to terminate the long term charter parties for the 1998 and 1999 built VLCCs Front Champion and Golden Victory and Ship Finance simultaneously sold the vessels to unrelated third parties. The charter parties were terminated in November 2013 upon the redelivery of the vessels to Ship Finance. We recorded an impairment loss of $88.1 million in 2013 and a net gain of $13.8 million on the termination of the leases in the fourth quarter of 2013. We agreed to a compensation payment to Ship Finance of $89.9 million for the early termination of the charter parties, of which $10.9 million was paid upon termination and the balance was recorded as notes payable, with similar amortization profiles to the current lease obligations, with reduced rates until 2015 and full rates from 2016. Front Champion and Golden Victory had the highest charter rates among the vessels we chartered in from Ship Finance and the level of compensation is a reflection of this.

In March 2014, a subsidiary of ITCL entered into an agreement to sell the VLCC Ulysses (ex-Phoenix Voyager) to an unrelated third party. The vessel was delivered to the buyer on March 11, 2014 and we expect to record a loss of approximately $15.3 million in the first quarter of 2014.

Charters and Redeliveries

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

In September 2011, we negotiated the early termination of bareboat charters on three single hull VLCCs, Titan Orion (ex-Front Duke), Titan Aries (ex-Edinburgh) and Ticen Ocean (ex-Front Lady), which were being chartered in from Ship Finance. These three vessels were subsequently sold by Ship Finance with deliveries during 2012 and 2013. The Titan Orion (ex-Front Duke) was delivered, and the charter party with Ship Finance was terminated, on March 27, 2012.

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

We redelivered the Suezmax vessels Front Odin and Front Njord in October 2012 and November 2012, respectively, to Frontline 2012. These vessels had been operating in the Orion Tankers pool and had been chartered-in on floating rate time charters whereby the charter hire expense was equal to the pool earnings.

In December 2012, the chartered-in VLCC Gulf Eyadah was redelivered to its owner.

In January 2013, the charterer of the VLCC British Progress gave twelve months notice of its intention to terminate the bareboat charter for the vessel. The termination was expected to take effect on February 2, 2014 and was subsequently delayed to March 12, 2014 at which time the vessel commenced trading in the spot market.

In March 2013, the VLCC Ulysses (ex-Phoenix Voyager) was redelivered from its bareboat charter and commenced trading in the spot market.

In May 2013, we redelivered the chartered-in VLCC DHT Eagle to its owners.

B.  BUSINESS OVERVIEW

As of December 31, 2013, our tanker fleet consisted of 33 vessels, including nine vessels owned through our majority-owned subsidiary, ITCL, comprised of 23 VLCCs and 10 Suezmax tankers, which were either owned or chartered in. We also had two Suezmax newbuildings on order, six VLCCs and six Suezmax tankers under commercial management. As of December 31, 2013, our tanker fleet had total tonnage of approximately 11.3 million dwt, including 2.8 million dwt under our commercial management, and an average age of approximately 14.9 years.

Although there has been a trend towards consolidation over the past 15 years, the tanker market remains highly fragmented. We estimate, based on available industry data that we currently own or operate approximately 4.7% of the world VLCC fleet and 3.6% of the world Suezmax tanker fleet.

We operate in the tanker market as an international provider of seaborne transportation of crude oil. Following the termination of the lease on our final OBO carrier in March 2013, the results of our OBO carriers have been recorded as discontinued operations. An analysis of revenues (excluding other income) from continuing operations is as follows:

(in thousands of $)	2013	2012	2011
Total operating revenues – tanker market	491,436	552,576	702,526

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

In December 2008, Teekay Corporation, or Teekay, and the Company announced an agreement to commercially combine their Suezmax tankers within the Gemini pool. Effective from January 1, 2009, we placed our Suezmax tankers within the Gemini pool, bringing the total number of vessels in the pool to 36. In December 2011, we left the Gemini pool and established the Orion Tankers pool with Nordic American Tankers Limited (NYSE: NAT), or NAT. This Suezmax pool had 29 double hull Suezmax tankers. We left the Orion Tankers pool in the fourth quarter of 2012.

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

The tanker industry is highly cyclical, experiencing volatility in profitability, vessel values and freight rates. Freight rates are strongly influenced by the supply of tanker vessels and the demand for oil transportation. Refer to Item 5, "Operating and Financial Review and Prospects-Overview" for a discussion of the tanker market in 2012 and 2013.

Similar to structures commonly used by other shipping companies, our vessels are all owned by, or chartered to, separate subsidiaries or associated companies. Frontline Management AS and Frontline Management (Bermuda) Limited, both wholly-owned subsidiaries, which we refer to collectively as Frontline Management, support us in the implementation of our decisions. Frontline Management is responsible for the commercial management of our shipowning subsidiaries, including chartering and insurance. Each of our vessels is registered under the Bahamas, Liberian, Cypriot, Singaporean, Isle of Man, Marshall Islands or Hong Kong flag.

In August 2009, the Company established SeaTeam Management, a ship management company in Singapore. SeaTeam Management is a complement to the external ship management companies currently offering services to the Company and is not a change in the Company's outsourcing strategy. However, we would like to strengthen our position towards our service providers to enhance and secure delivery of high quality service at low cost in the future. SeaTeam Management was certified and received its ISM Document of Compliance by Det Norske Veritas on February 3, 2010 and is an approved ship management company. In addition, a crewing company was formally opened in Chennai, India, in January 2010 and an office was opened in the Philippines in October 2013.

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

Customers

During the year ended December 31, 2013, no customer represented more than 10% of consolidated operating revenues (2012: one customers, which represented 18% and 2011: one customer, which represented 24%). No other customers represent more than 10% of consolidated operating revenues for the periods presented.

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

United States

The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA affects all "owners and operators" whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, imposes liability for cleanup and natural resource damage from the release of hazardous substances (other than oil) whether on land or at sea.  OPA and CERCLA both define "owner and operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel.  Accordingly, both OPA and CERCLA impact our operations.

Under OPA, vessel owners and operators are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs.  OPA limits the liability of responsible parties with respect to tankers over 3,000 gross tons to the greater of $2,000 per gross ton or $17.088 million per double hull tanker, and with respect to non-tank vessels, the greater of $1,000 per gross ton or $854,000 for any non-tank vessel, respectively.  These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct.  The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

The United States Environmental Protection Agency, or EPA, has enacted rules requiring a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP. For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in United States waters. On March 28, 2013, EPA re-issued the VGP for another five years; this 2013 VGP took effect December 19, 2013. This permit focuses on authorizing discharges incidental to operations of commercial vessels, and the new permit is also expected to contain numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants.

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

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from ships are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions.

As of January 1, 2013, all ships must comply with mandatory requirements adopted by the MEPC in July 2011 relating to greenhouse gas emissions. All ships are required to follow the Ship Energy Efficiency Management Plans. Now the minimum energy efficiency levels per capacity mile, outlined in the Energy Efficiency Design Index, applies to all new ships. These requirements could cause us to incur additional compliance costs. The IMO is also considering the implementation of market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels, and in January 2012 the European Commission launched a public consultation on possible measures to reduce greenhouse gas emissions from ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time.

International Labor Organization

The International Labour Organization (ILO) is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (MLC 2006). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 will enter into force one year after 30 countries with a minimum of 33% of the world's tonnage have ratified it. On August 20, 2012, the required number of countries met and MLC 2006 entered into force on August 20, 2013. The ratification of MLC 2006 will require us to develop new procedures to ensure full compliance with its requirements.

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

Our hull and machinery insurance covers actual or constructive total loss from covered risks of collision, fire, heavy weather, grounding and engine failure or damages from same. Our war risks insurance covers risks of confiscation, seizure, capture, vandalism, terrorism, sabotage and other war-related risks. Our loss-of-hire insurance covers loss of revenue for not less than $20,000 per day for Suezmax tankers and $25,000 per day for VLCCs for not less than 180 days resulting from an accident covered by the terms of our hull and machinery insurance for each of our vessels, with a 60 day deductible for all Suezmax tankers and VLCCs.

C.  ORGANIZATIONAL STRUCTURE

See Exhibit 8.1 to this Form 20-F for a list of our significant subsidiaries.

D.  PROPERTY, PLANTS AND EQUIPMENT

The Company's Vessels

The following table sets forth certain information regarding the fleet that we operated as of December 31, 2013 (including contracted newbuildings not yet delivered):

Vessel	Built	Approximate Dwt.	Construction	Flag	Type of Employment
Tonnage Owned Directly
VLCCs
Ulriken (ex-Antares Voyager)	1998	310,000	Double-hull	BA	Spot market
Ulysses (ex-Phoenix Voyager) (1)	1999	308,500	Double-hull	BA	Spot market
Pioneer (ex-British Pioneer)	1999	307,000	Double-hull	IoM	Spot market
British Pride (2)	2000	307,000	Double-hull	IoM	Bareboat charter
British Progress (3)	2000	307,000	Double-hull	IoM	Bareboat charter
British Purpose	2000	307,000	Double-hull	IoM	Bareboat charter
Suezmax Tankers
Cygnus Voyager (4)	1993	157,000	Double-hull	BA	Bareboat charter
Altair Voyager (4)	1993	136,000	Double-hull	BA	Bareboat charter
Sirius Voyager (4)	1994	156,000	Double-hull	BA	Bareboat charter
Hull 1161 (Newbuilding)	2014	157,000	Double-hull	n/a	n/a
Hull 1162 (Newbuilding)	2014	157,000	Double-hull	n/a	n/a

Tonnage Chartered in from Ship Finance VLCCs
Front Vanguard	1998	300,000	Double-hull	MI	Spot market
Front Century	1998	311,000	Double-hull	MI	Spot market
Front Comanche	1999	300,000	Double-hull	LIB	Spot market
Front Circassia	1999	306,000	Double-hull	MI	Spot market
Front Opalia	1999	302,000	Double-hull	MI	Spot market
Front Commerce	1999	300,000	Double-hull	LIB	Spot market
Front Scilla	2000	303,000	Double-hull	MI	Spot market
Front Ariake	2001	299,000	Double-hull	BA	Spot market
Front Serenade	2002	299,000	Double-hull	LIB	Spot market
Front Hakata	2002	298,000	Double-hull	BA	Spot market
Front Stratus	2002	299,000	Double-hull	LIB	Spot market
Front Falcon	2002	309,000	Double-hull	BA	Spot market
Front Page	2002	299,000	Double-hull	LIB	Spot market
Front Energy	2004	305,000	Double-hull	CYP	Spot market
Front Force	2004	305,000	Double-hull	MI	Spot market

Suezmax Tankers
Front Glory	1995	150,000	Double-hull	MI	Spot market
Front Splendour	1995	150,000	Double-hull	MI	Spot market
Front Ardenne	1997	150,000	Double-hull	MI	Spot market
Front Brabant	1998	150,000	Double-hull	MI	Spot market
Mindanao	1998	150,000	Double-hull	SG	Spot market

Tonnage Chartered in from Third Parties
VLCCs
Front Tina (5)	2000	299,000	Double-hull	LIB	Spot market
Front Commodore (5)	2000	299,000	Double-hull	LIB	Spot market

Suezmax Tankers
Front Melody (5)	2001	150,000	Double-hull	LIB	Spot market
Front Symphony (5)	2001	150,000	Double-hull	LIB	Spot market

Tonnage under Commercial Management VLCCs
Front Kathrine	2009	297,974	Double-hull	MI	Spot market
Front Queen	2009	297,000	Double-hull	MI	Spot market
Front Eminence	2009	321,300	Double-hull	MI	Time charter
Front Endurance	2009	321,300	Double-hull	MI	Spot market
Front Cecilie	2010	297,000	Double-hull	HK	Spot market
Front Signe	2010	297,000	Double-hull	HK	Spot market

Suezmax Tankers
Northia	2010	156,000	Double-hull	MI	Spot related time charter
Naticina	2010	156,000	Double-hull	MI	Spot related time charter
Front Odin	2010	156,000	Double-hull	MI	Spot market
Front Njord	2010	156,000	Double-hull	HK	Spot market
Glorycrown	2009	156,000	Double-hull	HK	Spot market
Everbright	2010	156,000	Double-hull	HK	Spot market

(1) The vessel was sold in March 2014 and was delivered to the buyer on March 11, 2014.
(2) In July 2013, the charterer provided twelve months irrevocable notice of termination of the bareboat charter and the vessel will be redelivered to the Company on July 30, 2014.
(3) The charterer gave twelve months notice of its intention to terminate the bareboat charter in January 2013. The termination was expected to take effect on February 2, 2014 and was subsequently delayed to March 12, 2014 at which time the vessel commenced trading in the spot market.
(4) Vessel is owned by a majority-owned subsidiary, which is a variable interest entity and is accounted for under the equity method as the Company has determined that it is not the primary beneficiary of the variable interest entity.
(5) The lessor has a fixed price option to sell this vessel to us at the end of the lease on December 31, 2015.

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

As of December 31, 2013, our tanker fleet consisted of 33 vessels, including nine vessels owned through our majority-owned subsidiary, ITCL, comprised of 23 VLCCs and 10 Suezmax tankers, which were either owned or chartered in. We also had two Suezmax newbuildings on order, six VLCCs and six Suezmax tankers under commercial management.

A full fleet list is provided in Item 4.D. "Information on the Company" showing the vessels that we currently own and charter-in.

Fleet Changes

Refer to Item 4 for discussion on acquisitions and disposals of vessels. A summary of our fleet changes for the years ended December 31, 2013, 2012 and 2011 is as follows:

	2013	2012	2011
VLCCs
At start of period	27	31	44
Acquisitions	—	—	1
Dispositions	(2)	(2)	(10)
Chartered in	(2)	(2)	(4)
At end of period	23	27	31

Suezmax
At start of period	11	12	21
Acquisitions	—	—	—
Dispositions	(1)	(1)	(8)
Chartered in	—	—	(1)
At end of period	10	11	12

Suezmax OBOs
At start of period	1	5	8
Acquisitions	—	—	—
Dispositions	(1)	(4)	(3)
Chartered in	—	—	—
At end of period	—	1	5

Total fleet
At start of period	39	48	73
Acquisitions	—	—	1
Dispositions	(4)	(7)	(21)
Chartered in	(2)	(2)	(5)
At end of period	33	39	48

Summary of Fleet Employment

As discussed below, our vessels are operated under time charters, bareboat charters and voyage charters.

	As of December 31,
	2013		2012		2011
	Number of vessels	Percentage of fleet	Number of vessels	Percentage of fleet	Number of vessels	Percentage of fleet
VLCCs
Spot or pool	20	87%	21	78%	15	48%
Spot related time charter	—	—	—	—	8	26%
Time charter	—	—	1	4%	1	3%
Bareboat charter	3	13%	5	18%	7	23%
Total	23	100%	27	100%	31	100%
Suezmax
Spot or pool	7	70%	7	64%	6	50%
Spot related time charter	—	—	1	9%	2	17%
Time charter	—	—	—	—	1	8%
Bareboat charter	3	30%	3	27%	3	25%
Total	10	100%	11	100%	12	100%
Suezmax OBOs
Spot or pool	—	—	1	100%	—	—
Time charter	—	—	—	—	5	100%
Total	—	—	1	100%	5	100%
Total fleet
Spot or pool	27	82%	29	74%	21	44%
Spot related time charter	—	—	1	3%	10	21%
Time charter	—	—	1	3%	7	15%
Bareboat charter	6	18%	8	20%	10	20%
Total	33	100%	39	100%	48	100%

Market Overview and Trend Information

The market rate for a VLCC trading on a standard ‘TD3’ voyage between the Arabian Gulf and Japan in the fourth quarter of 2013 was WS 53, representing an increase of WS 17 points from the third quarter of 2013 and an increase of WS 10 points from the fourth quarter of 2012. The flat rate increased by 9.1 percent from 2012 to 2013.

The market rate for a Suezmax trading on a standard 'TD5' voyage between West Africa and Philadelphia in the fourth quarter of 2013 was WS 66, representing an increase of WS 10 points from the third quarter of 2013 and an increase of WS 5 points from the fourth quarter of 2012. The flat rate increased by 9.3 percent from 2012 to 2013.

Bunkers at Fujairah averaged $615/mt in the fourth quarter of 2013 compared to $660/mt in the third quarter of 2013. Bunker prices varied between a high of $629/mt on November 1 and a low of $604.5/mt on October 2.

The International Energy Agency's ("IEA") February 2014 report stated an OPEC crude production, including Iraq, of 29.8 million barrels per day (mb/d) in the fourth of 2013. This was a decrease of 0.8 mb/d compared to the third quarter of 2013 due to Libyan production collapsing and Iraq being unable to sustain the record levels seen earlier in the year.

The IEA estimates that world oil demand averaged 92.2 mb/d in the fourth quarter of 2013, which is an increase of 0.2 mb/d compared to the previous quarter. IEA estimates that world oil demand in 2014 will be 92.6 mb/d, representing an increase of 1.4 percent or 1.3 mb/d from 2013.

The VLCC fleet totaled 623 vessels at the end of 2013 compared with 622 vessels at the end of 2012. The order book counted 82 vessels at the end of 2013, which represents approximately 13 percent of the VLCC fleet. According to industry sources, there is one remaining single hull vessel.

The Suezmax fleet totaled 446 vessels at the end of 2013 compared with 468 vessels at the end of 2012. The order book counted 40 vessels at the end of 2013, which represents approximately nine percent of the Suezmax fleet. According to industry sources, there are three remaining single hull vessels.

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

Revenue and expense recognition

Revenues and expenses are recognized on the accruals basis. Revenues are generated from voyage charter, time charter and bareboat charter hires. Voyage revenues are recognized ratably over the estimated length of each voyage and, therefore, are allocated between reporting periods based on the relative transit time in each period. Voyage expenses are recognized as incurred. Probable losses on voyages are provided for in full at the time such losses can be estimated. Time charter and bareboat charter revenues are recorded over the term of the charter as service is provided. The Company uses a discharge-to-discharge basis in determining percentage of completion for all spot voyages and voyages servicing contracts of affreightment whereby it recognizes revenue ratably from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. However, the Company does not recognize revenue if a charter has not been contractually committed to by a customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

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

Vessel Impairment

The carrying values of the Company's vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical. The carrying amounts of vessels held and used by the Company and newbuildings are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not be fully recoverable. Such indicators may include depressed spot rates and depressed second hand tanker values. In such instances, an impairment charge would be recognized if the estimate of the undiscounted future cash flows expected to result from the use of the vessel and its eventual disposition is less than the vessel's carrying amount. The impairment charge is measured as the amount by which the carrying value exceeds the estimated fair value. This assessment is made at the individual vessel level as separately identifiable cash flow information for each vessel is available.

In developing estimates of future cash flows, the Company must make assumptions about future performance, with significant assumptions being related to charter rates, ship operating expenses, utilization, drydocking requirements, residual value, the estimated remaining useful lives of the vessels and the probability of lease terminations for vessels held under capital lease. These assumptions are based on historical trends as well as future expectations. Specifically, in estimating future charter rates, management takes into consideration rates currently in effect for existing time charters and estimated daily time charter equivalent rates for each vessel class for the unfixed days over the estimated remaining lives of each of the vessels. The estimated daily time charter equivalent rates used for unfixed days are based on a combination of (i) time charter forecasts, and (ii) the trailing 20-year historical average rates, based on quarterly average rates published by an independent third party maritime research service. Recognizing that the transportation of crude oil is cyclical and subject to significant volatility based on factors beyond the Company's control, management believes the use of estimates based on the combination of internally forecasted rates and 20-year historical average rates calculated as of the reporting date to be reasonable.

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

The following table summarizes the actual rates used by the Company in its impairment testing at December 31, 2013, together with the actual rates achieved in the fourth quarter of 2013, for its VLCCs and Suezmax tankers;

	Rates Used (1)
($ per day)	First three years	Thereafter	Actual rate (2)
VLCC	25,800	38,000 and 41,500	22,400
Suezmax	19,800	30,400 and 32,800	12,900

1.
The Company uses time charter rates for three years and a 20-year historical average rate thereafter. The Company uses different historical average rates to reflect the fact that vessels may trade at lower rates once they reach the age of 15 years.

2.	The actual rate is the average rate achieved by the Company's vessels in the fourth quarter of 2013.

During 2013, the Company identified three vessels held under capital lease where they believed that future cash flows for each vessel was less than the carrying value and, therefore, not fully recoverable. The Company recorded an impairment loss of $103.7 million in 2013. The loss relates to three vessels leased from Ship Finance and recorded as vessels under capital lease - Golden Victory ($45.6 million), Front Champion ($42.5 million) and Front Century ($15.6 million). The impairment loss recorded on each vessel is equal to the difference between the asset's carrying value and estimated fair value. The leases on Front Champion and Golden Victory were terminated in November 2013 and a 100% lease termination probability was assigned to these two vessels as of September 30, 2013. The fair value of Front Century was determined using expected future cash flows from the leased vessel.

If the trailing 1-year and 3-year historical average rates had been used in the cash flow forecasts then the carrying values of 21 and eight of the Company's VLCCs and Suezmax tankers (owned and held under capital lease) would not have been recovered. This would have resulted in an impairment loss in 2013 of approximately $540.1 million and approximately $530.7 million, respectively, when using trailing 1-year and 3-year historical average rates.

If the trailing 5-year historical average rates had been used in the cash flow forecasts then the carrying values of 15 and three of the Company's VLCCs and Suezmax tankers (owned and held under capital lease), respectively, would not have been recovered. This would have resulted in an impairment loss in 2013 of approximately $292.8 million.

If the trailing 1-year, 3-year and 5-year historical average rates had been used in the cash flow forecasts then the carrying values of the two newbuildings would not have been recovered. This would have resulted in an impairment loss in 2013 of approximately $10.2 million.

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

The table set forth below indicates the carrying value of each of our owned vessels as of December 31, 2013 and 2012. As of December 31, 2013, 2012 and the date of this annual report, we were not holding any of the vessels listed in the table below as held for sale. We believe that the future undiscounted cash flows expected to be earned by those vessels, which have experienced a decline in charter-free market value below such vessels' carrying value, over their operating lives would exceed such vessels' carrying values as of December 31, 2013, and accordingly, have not recorded an impairment charge.

			Carrying Value at Dec 31
Vessel	Built	Approximate Dwt.	2013	2012
VLCCs
Ulriken	1998	310,000	40.6	43.5
Ulysses (ex-Phoenix Voyager )	1999	308,500	41.7	44.6
Pioneer	1999	307,000	43.6	46.5
British Progress	2000	307,000	45.2	48.1
British Pride	2000	307,000	46.6	49.5
British Purpose	2000	307,000	45.7	48.7
			263.4	280.9

We believe the basic charter-free market value for each of the six vessels owned at December 31, 2013 as shown in the table above is lower than the vessel's carrying value. We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by $106.9 million. We refer you to the risk factor entitled "Because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels which may adversely affect our earnings" and the discussion herein under the heading "Business Overview".

In March 2014, a subsidiary of ITCL entered into an agreement to sell the VLCC Ulysses (ex-Phoenix Voyager) to an unrelated third party. The vessel was delivered to the buyer on March 11, 2014 and we expect to record a loss of approximately $15.3 million in the first quarter of 2014.

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

Where the provisions of a capital lease contain a floating rate element, such as an index linked rate of hire, then the minimum lease payments are assumed to equal the index at inception of the lease. Any variations in the index, and therefore the payments made, are accounted for as contingent rental income or expense and are taken to the statement of operations in the period in which they become realizable and recorded within 'Contingent rental (income) expense'.

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

Factors Affecting our Results

The principal factors which affect our results of operations and financial position include:

•	the earnings of our vessels;

•	gains and losses from the sale of assets and amortization of deferred gains;

•	vessel operating expenses;

•	impairment losses on vessels;

•	contingent rental (income) expense;

•	administrative expenses;

•	depreciation;

•	interest expense;

•	equity gains (losses) of unconsolidated subsidiaries and associated companies;

•	debt conversion expense.

We have derived our earnings from bareboat charters, time charters, voyage charters and pool arrangements. As of December 31, 2013, 2012 and 2011, 27, 29 and 21, respectively, of our vessels operated in the voyage charter market. The tanker industry has historically been highly cyclical, experiencing volatility in profitability, vessel values and freight rates. In particular, freight and charter rates are strongly influenced by the supply of tanker vessels and the demand for oil transportation services.

Gains and losses from the sale of assets and amortization of deferred gains includes gains or losses from the sale of vessels, sale of subsidiaries, gains and losses from the termination of leases, and the amortization of deferred gains.

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

The contingent rental (income) expense represents amounts accrued following changes to certain charter parties. In December 2011, the Company and Ship Finance agreed to a rate reduction of $6,500 per day for all vessels leased from Ship Finance under long-term leases for a four year period that commenced on January 1, 2012. The Company will compensate Ship Finance with 100% of any difference between the renegotiated rates and the average vessel earnings up to the original contract rates. In December 2011, the Company agreed to a rate reduction on four vessels leased from German KG companies whereby the Company will pay a reduced rate and an additional amount dependent on the actual index rate. Contingent rental (income) expense represents amounts accrued following changes to these charter parties.

Administrative expenses are comprised of general corporate overhead expenses, including personnel costs, property costs, legal and professional fees and other general administrative expenses. Personnel costs include, among other things, salaries, pension costs, fringe benefits, travel costs and health insurance.

Equity gains (losses) of unconsolidated subsidiaries and associated companies includes the Company's share of the investees' earnings or losses and gains arising on the dilution of the Company's shareholding in such companies.

Debt conversion expense in 2013 relates to the conversion of $25.0 million of the Company's convertible bonds into shares and cash. As the conversion was agreed at more favorable terms than the original bond, this was treated as an inducement and the Company recognized a debt conversion expense.

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

Year ended December 31, 2013 compared with the year ended December 31, 2012

Total operating revenues and voyage expenses and commission

			Change
(in thousands of $)	2013	2012	$	%
Voyage charter revenues	440,584	452,890	(12,306)	(2.7)
Time charter revenues	26,843	66,313	(39,470)	(59.5)
Bareboat charter revenues	24,009	33,373	(9,364)	(28.1)
Other income	25,754	25,785	(31)	(0.1)
Total operating revenues	517,190	578,361	(61,171)	(10.6)

Voyage expenses and commissions	299,741	269,845	29,896	11.1

Voyage charter revenues decreased in 2013 as compared to 2012 primarily due to the following reasons:

•	four VLCCs and three Suezmax tankers, which were chartered-in, were redelivered by the Company between January 2012 and May 2013, resulting in a decrease in revenues of $58.8 million,

•	a reduction in market rates, resulting in a decrease in revenues from the Company's VLCCs of $41.6 million,

•	an increase in off-hire and waiting days, resulting in a decrease in revenues of $19.8 million, and

•	one Suezmax tanker was sold to an unrelated third party, resulting in a decrease in revenues of $1.2 million.

These factors were partially offset by:

•
nine VLCCs and two Suezmax tankers, which commenced trading in the spot market upon redelivery to the Company from time charter contracts between March 2012 and September 2013, resulting in an increase in revenues of $64.8 million,

•	one VLCC, which commenced trading in the spot market in March 2013 upon redelivery to the Company from a bareboat contract, resulting in an increase in revenues of $11.4 million, and

•
a $32.1 million increase in revenues due to the redelivery of six Suezmax tankers from pooling arrangements under which revenues were received net of voyage expenses in 2012 and are now recognized gross.

Time charter revenues decreased in 2013 as compared to 2012 primarily due to the following reasons:

•
nine VLCCs and two Suezmax tankers commenced trading in the spot market upon redelivery to the Company from time charter contracts between March 2012 and September 2013, resulting in a decrease in revenues of $38.7 million, and

•	a decrease of $1.7 million on a floating rate time charter contract as a result of a reduction in market rates.

Bareboat charter revenues decreased in 2013 as compared to 2012 primarily due to the termination of the bareboat contract on one VLCC in March 2013 resulting in a decrease in revenues of $8.3 million. The vessel commenced trading in the spot market in March 2013.

Voyage expenses and commissions increased in 2013 as compared to 2012 primarily due to the following reasons:

•
eleven VLCCs and two Suezmax tankers, which commenced trading in the spot market between March 2012 and September 2013 upon redelivery from time charter and bareboat charter contracts, resulting in an increase in voyage costs of $60.1 million, and

•
a $34.9 million increase in voyage costs due to the redelivery of six Suezmax tankers from pooling arrangements under which voyage costs were netted against voyage revenues in 2012 and are now recognized gross.

These factors were partially offset by:

•	a $34.9 million decrease in voyage expenses due to the impact of slower steaming and increases in both waiting time and off-hire days on bunker consumption, and

•	the redelivery by the Company of four VLCCs chartered-in under operating leases between January 2012 and May 2013, leading to a decrease in voyage expenses of $27.3 million.

Gain on sale of assets and amortization of deferred gains

			Change
(in thousands of $)	2013	2012	$	%
Net gain on lease terminations	21,237	21,806	(569)	(2.6)
Net loss on sale of assets	—	(2,109)	2,109	(100.0)
Amortization of deferred gains	2,321	15,062	(12,741)	(84.6)
	23,558	34,759	(11,201)	(32.2)

The net gain on lease terminations in each period presented relates to the termination of leases for vessels that were leased in by the Company. The net gain on lease terminations in 2013 comprises (i) a gain of $7.6 million resulting from the termination of the long-term charter party for the Edinburgh (ex Titan Aries), (ii) a gain of $5.8 million resulting from the termination of the long-term charter party for the Golden Victory, (iii) a gain of $8.0 million resulting from the termination of the long-term charter party for the Front Champion, and (iv) a loss of $0.2 million resulting from the termination of the long-term charter party for the Front Pride. The net gain on lease terminations in 2012 resulted from the termination of the long-term charter party agreements for Titan Orion (ex-Front Duke) and Ticen Ocean (ex-Front Lady).

The loss on sale of assets 2012 represents the loss from the sale of the Front Alfa.

The amortization of deferred gains in 2013 and 2012 represents the amortization of the deferred gains resulting from the sales and lease back of the Front Shanghai (renamed Gulf Eyadah) and the Front Eagle (renamed DHT Eagle). There were no unamortized gains as of December 31, 2013.

Ship operating expenses

			Change
(in thousands of $)	2013	2012	$	%
VLCC	84,181	89,027	(4,846)	(5.4)
Suezmax	25,691	29,354	(3,663)	(12.5)
Total ship operating expenses	109,872	118,381	(8,509)	(7.2)

VLCC operating costs decreased 2013 as compared to 2012 primarily due to the following reasons:

•	A decrease of $3.6 million due to lower drydocking expenses as only three vessels docked in 2013, compared to eight in 2012.

•	A decrease of $0.9 million due to the termination of the long-term time charters on two chartered-in vessels

•	A decrease in repairs and maintenance costs of $1.1 million

•	A decrease in crew costs of $0.6 million

•	A decrease in other operating expenses of $0.6 million

These factors were partially offset by an increase of $2.0 million due to the redelivery of one double hull VLCC and two single hull VLCCs from bareboat charter between December 2012 and March 2013.

Suezmax operating costs decreased in 2013 as compared to 2012 primarily due to a $2.6 million decrease due to the termination of the lease on one vessel in February 2013 and a $0.8 million decrease due to the sale of one vessel in March 2012.

Contingent rental (income) expense

			Change
(in thousands of $)	2013	2012	$	%
Contingent rental (income) expense	(7,761)	22,456	(30,217)	(134.6)

The contingent rental (income) expense represents amounts accrued following changes to certain charter parties. In December 2011, the Company and Ship Finance agreed to a rate reduction of $6,500 per day for all vessels leased from Ship Finance under long-term leases for a four year period that commenced on January 1, 2012. The Company compensates Ship Finance with 100% of any difference between the renegotiated rates and the average vessel earnings up to the original contract rates. In December 2011, the Company also agreed to a rate reduction on four vessels leased from German KG companies whereby the Company will pay a reduced rate and an additional amount dependent on the actual index rate.

In the year ended December 31, 2013, there was income of $7.8 million relating to the four vessels leased from the German KG companies as the amounts paid were lower than the index that was used to record the leases when they were amended in December 2011. $4.0 million of this amount relates to the year ended December 31, 2013 and $3.8 million relates to the year ended December 31, 2012. The contingent rental expense relating to the Ship Finance vessels was nil.

In the year ended December 31, 2012 the contingent rental expense relating to the four German KG vessels and the Ship Finance vessels was $2.4 million and $20.1 million, respectively.

Charter hire expenses

			Change
(in thousands of $)	2013	2012	$	%
Charter hire expense	4,176	37,461	(33,285)	(88.9)

Charter hire expense decreased in 2013 as compared to 2012 primarily due to the redelivery by the Company of four double-hull VLCCs between January 2012 and May 2013, three single-hull VLCCs between March 2012 and January 2013 and two Suezmax tankers in October and November 2012.

Administrative expenses

			Change
(in thousands of $)	2013	2012	$	%
Administrative expenses	31,628	33,906	(2,278)	(6.7)

Administrative expenses have decreased in 2013 as compared with 2012 primarily due to a decrease in staff related costs.

Impairment loss and depreciation

			Change
(in thousands of $)	2013	2012	$	%
Depreciation	99,802	107,437	(7,635)	(7.1)
Impairment loss	103,724	4,726	98,998	2,094.8

Depreciation decreased in 2013 as compared to 2012 primarily due to a decrease of $4.7 million due to the termination of the leases on the two VLCCs in November 2013, one Suezmax tanker in February 2013 and the sale of one Suezmax tanker in March 2012, and a decrease of $2.9 million due to the impairment charge recorded on three VLCCs in 2013.

The vessel impairment loss of $103.7 million in 2013 relates to three vessels leased from Ship Finance (Front Century, Front Champion and Golden Victory). All vessels are recorded as vessels under capital lease. The leases on Front Champion and Golden Victory were terminated in November 2013 and a 100% lease termination probability was assigned to these two vessels as of September 30, 2013. The fair value of Front Century was determined using discounted expected future cash flows from the leased vessel. The impairment loss in 2012 relates to one Suezmax tanker (Front Pride).

Interest income

			Change
(in thousands of $)	2013	2012	$	%
Interest income	83	130	(47)	(36.2)

Interest income in 2013 and 2012 relates solely to interest received on bank deposits.

Interest expense

			Change
(in thousands of $)	2013	2012	$	%
Interest expense	(90,718)	(94,089)	3,371	3.6

Interest expense decreased in 2013 as compared with 2012 primarily due to the following reasons;

•	a $3.2 million decrease in capital lease interest expense as a result of lower capital lease obligations,

•	a $1.5 million decrease in capital lease interest expense as a result of the termination of long-term charter parties on two VLCCs in November 2013 and one Suezmax tanker in March 2013, and

•	a $0.7 million decrease in loan interest expense as a result of an increase in capitalized interest.

These factors were partially offset by:

•	a $1.8 million charge for the amortization of the debt discount on the 7.84% First Preferred Mortgage Term Notes, and

•	a $0.7 million interest charge on the notes payable to Ship Finance, which were issued following the early termination of the leases on Front Champion and Golden Victory.

Equity gains (losses) of unconsolidated subsidiaries and associated companies

			Change
(in thousands of $)	2013	2012		%
Share of results of associated companies	13,539	(4)	13,543	338,575.0

As of December 31, 2013, the Company accounted for four investees (December 31, 2012: five investees) under the equity method.

In 2013, the Company recognized gains of $5.2 million and $4.7 million in the first and third quarters, respectively, on the dilution of its ownership in Frontline 2012 following private placements by Frontline 2012 in January 2013 and September 2013, respectively. The Company also recognized earnings from associated companies of $3.6 million (net), of which $4.2 million were from Frontline 2012.

Other income (expenses)

			Change
(in thousands of $)	2013	2012	$	%
Foreign currency exchange (losses) gains	(92)	84	(176)	(209.5)
Mark to market loss on derivatives	(585)	(1,725)	1,140	66.1
Gain on redemption of debt	—	4,600	(4,600)	—
Debt conversion expense	(12,654)	—	(12,654)	—
Dividends received, net	86	134	(48)	(35.8)
Other non-operating items, net	1,181	1,110	71	6.4

The mark to market loss on derivatives in 2013 and 2012 relates to the Company's trading in freight forward agreements ("FFAs"). The Company ceased trading FFAs in March 2013.

The gain on redemption of debt resulted from the Company's purchase of $10.0 million notional value of its convertible bonds for a purchase price of $5.4 million in 2012.

The debt conversion expense resulted from the Company's exchange of $25.0 million of the outstanding principal amount of the Company's 4.5% convertible bond issue for an aggregate of 6,474,827 shares and a cash payment of $2.25 million in October 2013. As the conversion was agreed at more favorable terms than the original bond, this was treated as an inducement and the Company recognized the difference between the fair value of the original conversion rights compared with the fair value of the induced conversion terms, as a debt conversion expense in 2013.

Other non-operating items, net in 2013 and 2012 mainly comprises of the amortization of deferred gains.

Net loss from discontinued operations

			Change
(in thousands of $)	2013	2012	$	%
Net loss from discontinued operations	(1,204)	(12,544)	11,340	90.4

Net loss from discontinued operations in 2013 and 2012 relate to the operations of the Company's OBO carriers.

The net loss in 2013 relates primarily to the Front Guider and includes a loss on the termination of the lease in March 2013 of $0.8 million. The net loss in 2012 relates to five OBO carriers: Front Climber, Front Driver, Front Guider, Front Rider and Front Viewer.

Net loss attributable to noncontrolling interest

			Change
(in thousands of $)	2013	2012	$	%
Net loss attributable to noncontrolling interest	2,573	1,021	1,552	152.0

Net loss attributable to noncontrolling interest has increased in 2013 primarily due to the increase in the net loss of ITCL in 2013.

Year ended December 31, 2012 compared with the year ended December 31, 2011

Total operating revenues and voyage expenses and commission

			Change
(in thousands of $)	2012	2011	$	%
Voyage charter revenues	452,890	510,808	(57,918)	(11.3)
Time charter revenues	66,313	144,617	(78,304)	(54.1)
Bareboat charter revenues	33,373	47,101	(13,728)	(29.1)
Other income	25,785	20,969	4,816	23.0
Total operating revenues	578,361	723,495	(145,134)	(20.1)

Voyage expenses and commissions	269,845	291,524	(21,679)	(7.4)

Voyage charter revenues decreased in 2012 compared to 2011 primarily due to the following reasons:

•	Five VLCCs were sold to Frontline 2012 in December 2011 resulting in a decrease in revenues of $91.2 million.

•	Seven vessels, which were chartered-in, were redelivered by the Company in 2012, resulting in a decrease in revenues of $74.9 million.

•	Five Suezmax tankers were sold to unrelated third parties (four in 2011 and one in the first quarter of 2012), resulting in a decrease in revenues of $35.2 million.

These factors were partially offset by:

•	Nine VLCCs and two Suezmax tankers commenced trading in the spot market upon redelivery from time charter contracts, resulting in an increase in revenues of $122.3 million.

•	An increase in the average daily time charter equivalent, or TCE, rates earned by the double hull VLCCs and double hull Suezmax tankers, resulting in an increase in revenues of $22.3 million.

Time charter revenues decreased in 2012 compared to 2011 primarily due to the following reasons:

•	Nine VLCCs and two Suezmax tankers commenced trading in the spot market upon redelivery from time charter contracts, resulting in a decrease in revenues of $51.2 million.

•	One VLCC and two Suezmax tankers were sold to Frontline 2012 in December 2011, resulting in a decrease in revenues of $26.2 million.

Bareboat charter revenues decreased in 2012 compared to 2011 primarily due to the following reasons:

•	A loss provision for unpaid charter hire of $6.0 million, which was recorded in 2012.

•	The rates on two single hull VLCCs were reduced resulting in a decrease in revenues of $3.4 million.

•	The termination of the bare boat contracts on three single hull VLCCs resulting in a decrease in revenues of $3.1 million.

•	The change in rate on one double hull VLCC resulting in a decrease in revenues of $1.1 million.

The increase in other income in 2012 compared to 2011 is primarily due to an increase in income earned from the commercial management of related party and third party vessels and an increase in administrative revenues derived from related parties and third parties.

Voyage expenses and commissions decreased in 2012 compared to 2011 in line with the decrease in voyage charter revenues.

Gain (loss) on sale of assets and amortization of deferred gains

			Change
(in thousands of $)	2012	2011	$	%
Net gain (loss) on lease terminations	21,806	5,311	16,495	310.6
Loss on sale of SPCs to Frontline 2012	—	(306,972)	306,972	—
Net (loss) gain on sale of assets	(2,109)	9,271	(11,380)	(122.7)
Amortization of deferred gains	15,062	11,653	3,409	29.3
Other	—	(66)	66	—
	34,759	(280,803)	315,562	112.4

All of the gains and losses on lease terminations in 2012 and 2011 related to vessels that were chartered in. The net gain on lease terminations in 2012 includes a gain of $10.6 million resulting from the termination of the long-term charter party agreement for Titan Orion (ex-Front Duke)and a gain of $11.2 million resulting from the termination of the long-term charter party agreement for Ticen Ocean (ex-Front Lady).The net gain on lease terminations in 2011 relates to a gain resulting from the termination of the charter party agreements for Front Ace and Ticen Sun (ex-Front Highness).

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

Ship operating expenses

			Change
(in thousands of $)	2012	2011	$	%
VLCC	89,027	95,960	(6,933)	(7.2)
Suezmax	29,354	63,172	(33,818)	(53.5)
Total ship operating expenses	118,381	159,132	(40,751)	(25.6)

VLCC operating costs decreased in 2012 compared to 2011 primarily due to the following reasons:

•	The sale of five vessels to Frontline 2012 in December 2011 resulting in a decrease in operating costs of $18.3 million.

•	The sale and time charter-in of two vessels and the termination of leases on two single hull vessels resulting in a decrease in operating costs of $1.7 million.

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

•	Four vessels, which were sold to Frontline 2012 in December 2011 resulting in a decrease in operating costs of $11.6 million.

•	One chartered-in vessel was redelivered by the Company during the third quarter of 2012 resulting in a decrease in operating costs of $3.5 million.

•	A $2.0 million decrease in dry docking costs as only two vessels dry docked in 2012 compared with five vessels dry docked in 2011.

•	A decrease in operating costs of $2.1 million due to lower crew expenses, repair and maintenance, spares and store and supplies.

Contingent rental expense

			Change
(in thousands of $)	2012	2011	$	%
Contingent rental expense	22,456	—	22,456	—

The contingent rental expense represents amounts accrued following changes to certain charter parties. In December 2011, the Company and Ship Finance agreed to a rate reduction of $6,500 per day for all vessels leased from Ship Finance under long-term leases for a four year period that commenced on January 1, 2012. The Company compensates Ship Finance with 100% of any difference between the renegotiated rates and the average vessel earnings up to the original contract rates. In December 2011, the Company also agreed to a rate reduction on four vessels leased from German KG companies whereby the Company will pay a reduced rate and an additional amount dependent on the actual index rate.

In the year ended December 31, 2012 the contingent rental expense relating to the four German KG vessels and the Ship Finance vessels was $2.4 million and $20.1 million, respectively. Contingent rental expense did not exist in the year ended December 31, 2011.

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

Impairment loss and depreciation

			Change
(in thousands of $)	2012	2011	$	%
Depreciation	107,437	175,890	(68,453)	(38.9)
Impairment loss	4,726	121,443	(116,717)	(96.1)

Depreciation has decreased in 2012 compared with 2011 as a result of (i) the five double-hull Suezmax tankers, which were sold to unrelated third parties between October 2011 and March 2012, (ii) the reduction in the carrying cost of vessels held under capital lease following the restructuring in December 2011, and (iii) the ten vessels that were sold to Frontline 2012 in December 2011.

The impairment loss in 2012 relates to one Suezmax tanker. The impairment loss in 2011 relates to five double hull Suezmax tankers. Four of these vessels were sold in the fourth quarter of 2011. The remaining vessel was sold in the first quarter of 2012.

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

Interest expense

			Change
(in thousands of $)	2012	2011	$	%
Interest expense	(94,089)	(136,042)	41,953	(30.8)

Interest expense decreased in 2012 compared with 2011 primarily due to the following reasons;

•
Finance lease interest expense decreased by $20.3 million in 2012 due to the renegotiation in December 2011 of the hire rates on all vessels held under capital lease. Furthermore, the lease one VLCC was terminated in 2011 reducing finance lease interest expense by $1.7 million.

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

Equity losses of unconsolidated subsidiaries and associated companies

			Change
(in thousands of $)	2012	2011	$	%
Share of results of associated companies	(4)	(600)	596	(99.3)

As of December 31, 2012, the Company accounted for five investees (December 31, 2011: six investees) under the equity method. The Company recognized a gain of $0.7 million in the second quarter of 2012 on the dilution of its ownership in Frontline 2012 from 8.8% to 7.9% following the private placement by Frontline 2012 in May 2012.

Other income (expenses)

			Change
(in thousands of $)	2012	2011	$	%
Foreign currency exchange gains	84	106	(22)	(20.8)
Mark to market (loss) gain on derivatives	(1,725)	390	(2,115)	(542.3)
Loss on sale of securities	—	(3,355)	3,355	—
Gain on redemption of debt	4,600	—	4,600	—
Dividends received, net	134	113	21	18.6
Other non-operating items, net	1,110	12,005	(10,895)	(90.8)

The mark to market (loss) gain on derivatives in 2012 and 2011 relate to the Company's trading in freight forward agreements.

The loss on sale of securities in 2011 resulted from the sale of securities held in OSG in January 2011.

The gain on redemption of debt resulted from the Company's purchase of $10.0 million notional value of its convertible bonds for a purchase price of $5.4 million.

Other non-operating items, net, in 2012 mainly comprises of $1.3 million in respect of the amortization of deferred gains. Other non-operating items, net, in 2011 includes a gain of $8.8 million arising on the termination of a funding agreement in ITCL and $4.4 million in respect of the amortization of deferred gains, which have been partially offset by solicitation costs associated with the ITCL bonds of $0.5 million and banking fees of $0.7 million.

Net (loss) income from discontinued operations

			Change
(in thousands of $)	2012	2011	$	%
Net (loss) income from discontinued operations	(12,544)	1,731	(14,275)	824.7

Net (loss) income from discontinued operations in 2012 and 2011 relate to the operations of the Company's OBO carriers.

Net loss (income) attributable to noncontrolling interest

			Change
(in thousands of $)	2012	2011	$	%
Net loss (income) attributable to noncontrolling interest	1,021	(591)	1,612	(272.8)

Net income attributable to noncontrolling interest has decreased in 2012 primarily due to a decrease in the net income of ITCL in 2012 and the resulting decrease in the 17.53% interest in that net income.

Recent accounting pronouncements

ASU 2013-01, Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities. This ASU addresses implementation issues about the scope of ASU 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. ASU 2013-01 is effective for reporting periods beginning on or after January 1, 2013. This guidance did not have a material impact on the Company's consolidated financial statements.

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

Our medium and long-term liquidity requirements include funding the equity portion of investments in new or replacement vessels, repayment of the convertible bond and loan notes and funding any payments we may be required to make due to lessor put options on certain vessels we charter-in. Sources of funding for our medium and long-term liquidity requirements include new loans, refinancing of existing arrangements, equity issues (see ATM Offering below), public and private debt offerings, vessel sales, sale and leaseback arrangements and asset sales.

Net cash used by operating activities in 2013 was $42.7 million compared with net cash provided by operations of $68.6 million in 2012 and $56.9 million in 2011. Contingent rental expense paid in 2013 was $52.2 million compared with nil in 2012. The Company's reliance on the spot market contributes to fluctuations in cash flows from operating activities as a result of its exposure to highly cyclical tanker rates. Any increase or decrease in the average TCE rates earned by the Company's vessels in periods subsequent to December 31, 2013, compared with the actual TCE rates achieved during 2013, will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities. In March 2014, we have average total cash cost breakeven rates on a TCE basis of approximately $17,700 for our Suezmax tankers and approximately $24,700 for our VLCCs. These are the daily rates our vessels must earn to cover budgeted operating costs, estimated interest expenses and scheduled loan principal repayments, bareboat hire and corporate overhead costs in 2014. These rates do not take into account capital expenditures.

As of December 31, 2013, 2012 and 2011, we had cash and cash equivalents of $53.8 million, $137.6 million and $160.6 million, respectively. As of December 31, 2013, 2012 and 2011, we had restricted cash balances of $68.4 million, $87.5 million and $100.6 million, respectively. Restricted cash balances at December 31, 2013, include $66.2 million (2012: $86.3 million) held by ITCL and these balances contribute to our total short and medium term liquidity as they are used to fund payment of certain loans and lease payments which would otherwise be paid out of our cash balances and may also be used to fund the operating expenses of certain vessels in accordance with contractual arrangements. The decrease in the ITCL restricted cash deposits is primarily due to principal and interest payments to the note holders.

The balance sheet has been strengthened from the raising of approximately $40.8 million in new equity in January 2014 (see ATM Offering below).

As of December 31, 2013, the Company had total debt and lease obligations, excluding non-recourse debt in ITCL of $1,058 million comprised of $727 million in capital lease obligations to Ship Finance, $79 million in notes payable to Ship Finance, $63 million in capital lease obligations to German KGs and $190 million in convertible bond loan, which matures in April 2015. In addition, we had purchase commitments of $87.9 million relating to our two Suezmax tankers under construction with expected payment in 2014.

The recent increase in rates which began in the second half of last year and continued through February 2014 is a sign of an improved balance in the tanker market and the Company expects that the supply/demand balance will improve further. However this is a fine balance which can easily be changed by increased fleet supply caused by increased ballast speed, decrease in vessel scrapping and aggressive newbuilding ordering.

In order to meet the Company's requirements over the next 12 months, we believe that additional financing will be required to fund our remaining newbuilding installments of $87.9 million. We expect to finance these payments with cash on hand, operating cash flow and bank debt that we intend to arrange. Should such financing not be available, this could severely impact our ability to meet our obligations and finance future obligations.

In addition, in the event that our cash flow from operations does not enable us to satisfy our short term or medium to long term liquidity requirements, we will also have to consider alternatives, such as raising equity, which could dilute shareholders, or selling assets (including investments), which could negatively impact our financial results, depending on market conditions at the time, establish new loans or refinancing of existing arrangements. If no additional equity can be raised, assets sold, new loans established or existing arrangements refinanced, there is a risk that we will not have sufficient cash to repay the existing $190 million convertible bond loan at maturity in April 2015. Such a situation might force a restructuring of the Company, including modifications of charter lease obligations and debt agreements.

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

Following the Restructuring described in "Item 4, Information on the Company-A. History and Development of the Company," we currently have two Suezmax tankers under construction. As of December 31, 2013, we are committed to making newbuilding installments of $87.9 million with expected payment in 2014. We expect to finance these payments with cash on hand, operating cash flow and bank debt that we intend to arrange. We may not be able to arrange financing on terms acceptable to us or at all, which would have a materially adverse impact on our ability to meet our obligations and finance future obligations and may result in the loss of $25.0 million in installments that we have already paid.

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

In February 2011, we agreed with Ship Finance to terminate the long-term charter parties for the two single hull VLCCs Ticen Sun (ex-Front Highness) and Front Ace, and Ship Finance simultaneously sold the vessels. The termination of the charter parties took place in February 2011 and March 2011, respectively, and Ship Finance made a compensation payment to us of $5.3 million for the early termination of the charter parties.

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

In September 2011, the Company negotiated the early termination of bareboat charters on three single hull VLCCs, Titan Orion (ex-Front Duke), Titan Aries (ex-Edinburgh) and Ticen Ocean (ex-Front Lady), which were being chartered in from Ship Finance. These three vessels were subsequently sold by Ship Finance. The Titan Orion (ex-Front Duke) was delivered, and the charter party with Ship Finance was terminated, on March 27, 2012. Under the terms of the early termination of the bareboat charters, Ship Finance will pay the Company a termination fee in accordance with the charter ancillary agreement. The costs of terminating the charter to the third party of $1.8 million per vessel will be borne by both Ship Finance and Frontline in line with the original profit sharing arrangement.

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

We received termination payments from Ship Finance in 2012 in the aggregate amount of $22.2 million in respect of the lease terminations for Titan Orion (ex-Front Duke) and Ticen Ocean (now renamed Front Lady). We received a lease termination payment from Ship Finance in 2013 of $7.8 million for Titan Aries (now renamed Edinburgh).

We made lease termination payments to Ship Finance in 2012 in the aggregate amount of $32.6 million in respect of the lease terminations for Front Striver, Front Rider, Front Climber, Front Viewer and Front Guider. A lease termination payment of $0.5 million in respect of Front Driver was paid to Ship Finance in the first quarter of 2013 and we made a lease termination payment in 2013 of $2.1 million to Ship Finance in respect of Front Pride.

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

In October 2013, we agreed with Ship Finance to terminate the long term charter parties for the 1998 and 1999 built VLCCs Front Champion and Golden Victory, and Ship Finance simultaneously sold the vessels to unrelated third parties. The charter parties were terminated in November 2013 upon the redelivery of the vessels to Ship Finance. We have agreed to a compensation payment to Ship Finance of $89.9 million for the early termination of the charter parties, of which $10.9 million was paid upon termination and the balance was recorded as notes payable, with similar amortization profiles to the current lease obligations, with reduced rates until 2015 and full rates from 2016. Front Champion and Golden Victory had the highest charter rates among the vessels we chartered in from Ship Finance and the level of compensation is a reflection of this.

In March 2014, a subsidiary of ITCL entered into an agreement to sell the VLCC Ulysses (ex-Phoenix Voyager) to an unrelated third party. The vessel was delivered to the buyer on March 11, 2014. This transaction is cash neutral to the Company as the related debt is non-recourse to the Company and related cash is restricted.

Equity Issues

ATM Offering

In June 2013, we entered into an equity distribution agreement with Morgan Stanley & Co. LLC, ("Morgan Stanley") under which we may, at any time and from time to time, offer and sell new ordinary shares having aggregate sales proceeds of up to $40.0 million through Morgan Stanley in an ATM offering. In January 2014, we increased the amount that may be raised under the ATM offering to up to $100.0 million.

We issued 2,178,384 new ordinary shares under the ATM offering in 2013 generating $6.2 million in gross proceeds. As of the date of this report, we have issued 8,829,063 new ordinary shares under the ATM offering in 2014 generating $40.8 million in gross proceeds. In total, we have issued 11,007,447 ordinary shares generating approximately $47.0 million in gross proceeds under the ATM offering.

Borrowing activities

Term Loan Facilities

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

We have a right to redeem the bonds at par plus accrued interest at any time during the term of the loan, provided that 90% or more of the bonds issued shall have been redeemed or converted to shares. 5,197,406 new shares would be issued, if the bonds were converted at the current price of $36.5567.

In March 2012, we purchased $10.0 million notional value of these convertible bonds for a purchase price of $5.4 million.

In October 2013, we entered into a private agreement to exchange $25.0 million of the convertible bonds for an aggregate of 6,474,827 ordinary shares and a cash payment of $2.25 million. As of December 31, 2013, $190.0 million of our convertible bonds were outstanding.

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

Acquisitions and Disposals

Frontline 2012 Ltd.

In December 2011, we acquired approximately 8.8% of the share capital of Frontline 2012 for $25.0 million. In May 2012, we paid $13.3 million for 3,546,000 shares in a private placement by Frontline 2012 of 56 million new ordinary shares at a subscription price of $3.75 per share. In January 2013, we paid $6.0 million for 1,143,000 shares in a private placement by Frontline 2012 of 59 million new ordinary shares at a subscription price of $5.25 per share. We currently own approximately 5.4% of the share capital of Frontline 2012.

Windsor Petroleum Transport Corporation Term Notes

In July and August 2008, ITCL purchased three tranches of the Windsor Petroleum Transport Corporation 7.84% term notes on the open market. In 2013, ITCL sold its full holding of the term notes, for net proceeds of $19.8 million.

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

E.  OFF-BALANCE SHEET ARRANGEMENTS

We are committed to make rental payments under operating leases for office premises. The future minimum rental payments under our non-cancellable operating leases are disclosed below in "Tabular disclosure of contractual obligations".

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

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

At December 31, 2013, we had the following contractual obligations and commitments:

	Payment due by period
(In thousands of $)	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years	Total
Fixed rate long-term debt	24,855	245,875	65,260	133,490	469,480
Fixed rate long-term debt in unconsolidated subsidiaries	9,526	9,525	—	—	19,051
Operating lease obligations	2,483	2,423	117	—	5,023
Capital lease obligations	46,930	168,292	175,272	398,854	789,348
Capital repayments on loan notes	6,017	14,826	20,551	37,221	78,615
Contingent rental expense	2,615	—	—	—	2,615
Newbuilding commitments	87,924	—	—	—	87,924
Interest on fixed rate long-term debt	30,146	41,287	27,628	17,107	116,168
Interest on fixed rate long-term debt in unconsolidated subsidiaries	1,217	406	—	—	1,623
Interest on fixed rate loan notes	6,159	9,656	6,984	4,335	27,134
Interest on capital lease obligations	48,733	84,381	61,453	75,767	270,334
Total	266,605	576,671	357,265	666,774	1,867,315

Interest payments are based on the existing borrowings of both consolidated and unconsolidated subsidiaries. Interest on fixed rate loans is calculated using the contracted interest rates.

The newbuilding commitments as of December 31, 2013 consist of two Suezmax tankers.

As of December 31, 2013, the Company held 24 vessels under capital leases, of which 20 are leased from Ship Finance. Four are leased from a third party and contain put options.

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

Name	Age	Position
John Fredriksen	69	Chairman, Chief Executive Officer, President and Director
Kate Blankenship	49	Director and Audit Committee Chairman
Georgina Sousa	64	Director
Jens Martin Jensen	50	Chief Executive Officer of Frontline Management AS
Inger M. Klemp	50	Chief Financial Officer of Frontline Management AS

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

Kate Blankenship has been a director of the Company since August 2003. Mrs. Blankenship joined the Company in 1994 and served as the Company's Chief Accounting Officer and Company Secretary until October 2005. Mrs. Blankenship has been a Director of Ship Finance International Limited since October 2003.  Mrs. Blankenship has served as a director of Golar LNG Limited since July 2003, Golden Ocean Group Limited since November 2004, Seadrill Limited since May 2005, Archer Limited since August 2007, Golar LNG Partners LP since September 2007, Independent Tankers Corporation Limited since February 2008, Frontline 2012 Ltd. since December 2011, Seadrill Partners LLC since June 2012 and Avance Gas Holdings Limited since October 2013. She is a member of the Institute of Chartered Accountants in England and Wales.

Georgina E. Sousa has been a director of the Company since April 2013 and has been employed by the Company since February 2007. Mrs. Sousa is also a director of Frontline 2012 Ltd., Golar LNG Limited and Golden Ocean and has served as Secretary of Knightsbridge Tankers Limited since March 2007. Prior to joining the Company, Mrs. Sousa was Vice-President-Corporate Services of Consolidated Services Limited, a Bermuda management company having joined that firm in 1993 as Manager of Corporate Administration. From 1976 to 1982, she was employed by the Bermuda law firm of Appleby, Spurling & Kempe as a Company Secretary and from 1982 to 1993 she was employed by the Bermuda law firm of Cox & Wilkinson as Senior Company Secretary.

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

Inger M. Klemp has served as Chief Financial Officer of Frontline Management AS since June 1, 2006. Mrs. Klemp has served as a director of Independent Tankers Corporation Limited since February 2008 and has served as Chief Financial Officer of Knightsbridge Tankers Limited since September 2007. Mrs. Klemp served as Vice President Finance from August 2001 until she was promoted in May 2006. Mrs. Klemp graduated as MSc in Business and Economics from the Norwegian School of Management (BI) in 1986. Prior to joining the Company, Mrs. Klemp was Assistant Director Finance in Color Group ASA and Group Financial Manager in Color Line ASA, a OSE listed company and before that was Assistant Vice President in Nordea Bank Norge ASA handling structuring and syndication of loan facilities in the international banking market and a lending officer of Fokus Bank ASA.

B.  COMPENSATION

During the year ended December 31, 2013, we paid to our directors and executive officers (seven persons) aggregate cash compensation of approximately $2.5 million and an aggregate amount of approximately $0.04 million for pension and retirement benefits. In addition to cash compensation, during 2013 we also recognized stock compensation expense of approximately $0.06 million in respect of options granted under our Share Option Scheme.

C.  BOARD PRACTICES

In accordance with our Bye-laws the number of Directors shall be such number not less than two as our shareholders by Ordinary Resolution may from time to time determine and each Director shall hold office until the next annual general meeting following his election or until his successor is elected. We currently have three Directors.

We currently have an audit committee, which is responsible for overseeing the quality and integrity of our financial statements and our accounting, auditing and financial reporting practices, our compliance with legal and regulatory requirements, the independent auditor's qualifications, independence and performance and our internal audit function. In 2013, our audit committee comprised of Mrs. Kate Blankenship.

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

D.  EMPLOYEES

As of December 31, 2013, we employed approximately 96 people in our offices in Bermuda, London, Oslo, Singapore and India, compared to 88 employees in 2012 and 80 employees in 2011. We contract with independent ship managers to manage and operate our vessels.

E.  SHARE OWNERSHIP

As of March 10, 2014, the beneficial interests of our Directors and officers in our Ordinary Shares were as follows:

Director or Officer	Ordinary Shares of $1.00 each	Options to acquire Ordinary Shares which have vested	Percentage of Ordinary Shares Outstanding
John Fredriksen*	*	100,000	*
Kate Blankenship	2,000	30,000	**
Georgina Sousa	—	7,000	—
Jens Martin Jensen	14,000	63,333	**
Inger M. Klemp	16,000	63,333	**

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

Details of options to acquire our Ordinary Shares by our Directors and officers as of March 10, 2014, were as follows:

Director or Officer	Number of options		Exercise price	Expiration Date
	Total	Vested
John Fredriksen	100,000	100,000	NOK 130.46	October 2014
Kate Blankenship	30,000	30,000	NOK 130.46	October 2014
Georgina Sousa	7,000	7,000	NOK 130.46	October 2014
Jens Martin Jensen	50,000	50,000	NOK 130.46	October 2014
	20,000	13,333	NOK 130.46	April 2016
Inger M. Klemp	50,000	50,000	NOK 130.46	October 2014
	20,000	13,333	NOK 130.46	April 2016

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

The following table presents certain information as of March 10, 2014, regarding the ownership of our Ordinary Shares with respect to each shareholder whom we know to beneficially own more than 5% of our outstanding Ordinary Shares.

Owner	Ordinary Shares Amount	%
Hemen Holding Ltd.	26,304,053	27.59%

As of March 10, 2014, 47,114,371 of our Ordinary Shares were listed for trading on the New York Stock Exchange.

Our major shareholders have the same voting rights as our other shareholders. No corporation or foreign government owns more than 50% of our outstanding Ordinary Shares. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

B.  RELATED PARTY TRANSACTIONS

The majority of the Company's leased vessels are leased from Ship Finance and Ship Finance is entitled to a profit share of the Company's earnings on these vessels under a Charter Ancillary Agreement. This profit share was increased from 20% to 25% with effect from January 1, 2012. A summary of leasing transactions with Ship Finance during the years ended December 31, 2013, 2012 and 2011 is as follows:

(in thousands of $)	2013	2012	2011
Charter hire paid (principal and interest): continuing operations	150,891	161,840	204,634
Charter hire paid (principal and interest): discontinued operations	434	14,492	44,188
Lease termination fees (expense) income: continuing operations	(5,204)	22,766	5,345
Lease termination fees (expense) income: discontinued operations	—	(24,543)	(22,449)
Compensation paid on lease amendment	—	—	106,000
Profit share expense: discontinued operations	—	—	482
Contingent rental expense: continuing operations	—	20,020	—
Contingent rental expense: discontinued operations	—	32,156	—
Remaining lease obligation	726,717	875,670	926,821

A summary of net amounts earned (incurred) from related parties, excluding the Ship Finance lease related balances above, for the years ended December 31, 2013, 2012 and 2011 are as follows:

(in thousands of $)	2013	2012	2011
Seatankers Management Co. Ltd	1,416	1,009	1,008
Golar LNG Limited	2,119	1,820	1,002
Ship Finance International Limited	5,094	4,261	4,660
Golden Ocean Group Limited	3,166	5,566	5,492
Bryggegata AS	(1,982)	(1,455)	(1,494)
Arcadia Petroleum Limited	7,962	5,423	34,977
Seadrill Limited	1,475	2,574	1,076
Archer Limited	410	390	906
Deep Sea Supply Plc	69	41	168
Aktiv Kapital ASA	40	21	136
VTN Shipping Inc	—	—	17,051
Orion Tankers Ltd	—	343	24
Frontline 2012 Ltd	7,410	(4,004)	—
North Atlantic Drilling Ltd	60	—	—
CalPetro Tankers (Bahamas I) Limited	54	51	63
CalPetro Tankers (Bahamas II) Limited	54	51	63
CalPetro Tankers (IOM) Limited	54	51	63

Net amounts earned from other related parties comprise charter hire, office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily rental for office space. In addition, the Company chartered in two vessels from Frontline 2012 on floating rate time charters during 2012 under which the charter hire expense was equal to the time charter equivalent earnings of the vessels. Both charters were terminated in December 2012.

A summary of short term balances due from related parties as at December 31, 2013 and 2012 is as follows:

(in thousands of $)	2013	2012
Receivables
Ship Finance International Limited	2,272	1,891
Seatankers Management Co. Ltd	394	342
Archer Ltd	8	778
Golar LNG Limited	942	755
Orion Tankers Ltd	—	250
Northern Offshore Ltd	13	13
Golden Ocean Group Limited	1,219	1,325
Seadrill Limited	1,478	1,253
Frontline 2012 Ltd	2,860	2,291
CalPetro Tankers (Bahamas I) Limited	14	13
CalPetro Tankers (Bahamas II) Limited	14	13
CalPetro Tankers (IOM) Limited	14	13
Deep Sea Supply Plc	4	—
Aktiv Kapital Ltd	6	—
Arcadia Petroleum Limited	174	106
North Atlantic Drilling Ltd	75	12
	9,487	9,055

A summary of short term balances due to related parties as at December 31, 2013 and 2012 is as follows:

(in thousands of $)	2013	2012
Payables
Ship Finance International Limited	(8,528)	(52,063)
Seatankers Management Co. Ltd	(506)	(257)
Golar LNG Limited	(155)	(101)
Golden Ocean Group Limited	(1,047)	(1,042)
Frontline 2012 Ltd	(1,183)	(423)
Aktiv Kapital Ltd	—	(34)
Deep Sea Supply Plc	—	(28)
	(11,419)	(53,948)

Receivables and payables with related parties comprise unpaid management, technical advisory, newbuilding supervision and technical management, administrative service and rental charges and charterhire payments. In addition, certain payables and receivables arise when the Company pays an invoice on behalf of a related party and vice versa. The payable with Ship Finance at December 31, 2012 principally included unpaid contingent rental expense and a lease termination fee. Receivables and payables with related parties are generally settled quarterly in arrears with the exception of profit share due to Ship Finance which is settled annually.

The long term related party balance is due to Ship Finance and is the remaining termination fee payable for the Front Champion and Golden Victory. The balance is being repaid using similar repayment terms to the original lease and incurs interest at 7.254%. Interest expense of $0.7 million has been recorded in 2013 and is included in the short term related party payable balance at the year end. The long term related party balance at December 31, 2013 is as follows:

(in thousands of $)	Total
7.254% Loan note payable due 2021 and 2022	79,017
Loan note repayments	(402)
Total loan note	78,615
Less: current portion of loan note (included in short term related party balance)	(6,017)
72,598

The note balance at December 31, 2013 is repayable as follows:

(in thousands of $)
Year ending December 31,
2014	6,017
2015	5,626
2016	9,200
2017	9,904
2018	10,647
Thereafter	37,221
78,615

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

The Company earned freights on chartering vessels to Arcadia in the amount of $7.5 million (2012: $5.0 million).

In January 2013, the Company received termination payments from Ship Finance in the aggregate amount of $7.8 million in respect of the lease terminations for Titan Aries (now renamed Edinburgh) and recorded a gain of $7.6 million in the first quarter of 2013.

In January 2013, the Company paid $6.0 million for 1,143,000 shares in a private placement by Frontline 2012 of 59 million new ordinary shares at a subscription price of $5.25 per share. Following the private placement, the Company’s ownership in Frontline 2012 was reduced from 7.9% to 6.3%. The Company recognized a gain on the dilution of its ownership of $5.2 million in the first quarter of 2013.

In February 2013, the Company agreed with Ship Finance to terminate the long term charter party for the Suezmax tanker Front Pride and the charter party terminated on February 15, 2013. The Company made a compensation payment to Ship Finance of $2.1 million in March 2013 for the early termination of the charter and recorded a loss on the termination of the lease of $0.2 million in the first quarter of 2013.

In September 2013, Frontline 2012 completed a private placement of 34.1 million new ordinary shares of $2.00 par value at a subscription price of $6.60. The Company did not buy any of the shares and its ownership decreased from 6.3% to 5.4%. The Company recognized a gain on the dilution of its ownership of $4.7 million in the third quarter of 2013.

In October 2013, Frontline 2012 paid a stock dividend of 1 share in Avance Gas for every 124.55 shares held in Frontline 2012. The Company received 108,069 shares valued at $1.3 million, which was credited against the investment and recorded as a marketable security in the fourth quarter of 2013.

In October 2013, the Company agreed with Ship Finance, to terminate the long term charter parties for the VLCCs Front Champion and Golden Victory, and Ship Finance simultaneously sold the vessels to unrelated third parties. The charter parties were terminated in November 2013 upon the redelivery of the vessels to Ship Finance. The Company recorded an impairment loss of $88.1 million in 2013 and a net gain of $13.8 million on the termination of the leases in the fourth quarter of 2013. The Company agreed to a compensation payment to Ship Finance of $89.9 million for the early termination of the charter parties, of which $10.9 million was paid upon termination and the balance was recorded as notes payable, with similar amortization profiles to the current lease obligations, with reduced rates until 2015 and full rates from 2016. Front Champion and Golden Victory had the highest charter rates among the vessels chartered in from Ship Finance and the level of compensation is a reflection of this.

In 2012, the Company received termination payments from Ship Finance in the aggregate amount of $22.2 million in respect of the lease terminations for Titan Orion (ex-Front Duke) and Ticen Ocean (now renamed Front Lady). The Company made lease termination payments to Ship Finance in 2012 in the aggregate amount of $32.6 million in respect of the lease terminations for the OBO vessels Front Striver, Front Rider, Front Climber, Front Viewer and Front Guider which have been included in discontinued operations.

In May 2012, the Company paid $13.3 million for 3,546,000 shares in a private placement by Frontline 2012 of 56 million new ordinary shares at a subscription price of $3.75 per share. Following the private placement, the Company’s ownership in Frontline 2012 was reduced from 8.8% to 7.9%. The Company recognized a gain on the dilution of its ownership of $0.7 million in the second quarter of 2012.

In 2011, the Company received termination payments from Ship Finance in the aggregate amount of $5.3 million in respect of the lease terminations for Front Ace and Ticen Sun (ex-Front Highness) and made termination payments to Ship Finance in the aggregate amount of $14.3 million in respect of the OBO vessel lease terminations for Front Leader and Front Breaker .

In September 2011, the Company negotiated the early termination of bare boat charters on three single hull VLCCs, Titan Orion (ex-Front Duke), Titan Aries (now renamed Edinburgh) and Ticen Ocean (now renamed Front Lady), which were being chartered in from Ship Finance. These three vessels were subsequently sold by Ship Finance. The Titan Orion (ex-Front Duke) was delivered, and the charter party with Ship Finance was terminated, on March 27, 2012. The Company received a compensation payment from Ship Finance of $10.6 million for the early termination of the charter. The Ticen Ocean (now renamed Front Lady) was delivered, and the charter party with Ship Finance was terminated, on November 27, 2012. The Company received a compensation payment from Ship Finance of $11.6 million for the early termination of the charter. The Titan Aries (now renamed Edinburgh) was delivered, and the charter party with Ship Finance was terminated, on February 16, 2013. Under the terms of the early termination of the bareboat charters, Ship Finance will pay the Company a termination fee in accordance with the charter ancillary agreement.

In October 2011, the Company sold the double hull Suezmax tanker, Front Hunter, to VTN Shipping Inc., a wholly owned subsidiary of Farahead Holdings Limited, and recognized a gain of $0.05 million in the fourth quarter of 2011.

In December 2011, Frontline completed a restructuring of the Company in which 15 subsidiaries were sold to Frontline 2012 Ltd, a related company that Frontline owns 8.8% of the share capital. At December 31, 2011, $10.5 million remains outstanding for working capital balances.

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

Dividend Policy

The timing and amount of dividends, if any, is at the discretion of our Board of Directors. The level of dividend will be guided by present earnings, market prospects, current capital expenditure programs as well as investment opportunities. We have paid the following cash dividends in 2011. We have not paid any cash dividends since the third quarter in 2011.

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

The following table sets forth, for the five most recent fiscal years, the high and low prices for the Ordinary Shares on the NYSE and OSE.

	NYSE		OSE
	High	Low	High	Low
Fiscal year ended December 31,
2013	$4.05	$1.71	NOK 25.00	NOK 9.90
2012	$9.47	$3.02	NOK 48.50	NOK 17.24
2011	$27.76	$2.52	NOK 169.50	NOK 14.76
2010	$38.85	$24.98	NOK 236.70	NOK 146.40
2009	$33.29	$15.78	NOK 235.00	NOK 107.00

The following table sets forth, for each full financial quarter for the two most recent fiscal years, the high and low prices of the Ordinary Shares on the NYSE and the OSE.

	NYSE		OSE
	High	Low	High	Low
Fiscal year ended December 31, 2013
First quarter	$3.77	$1.81	NOK 20.60	NOK 10.95
Second quarter	$2.55	$1.71	NOK 14.65	NOK 9.90
Third quarter	$3.17	$1.78	NOK 17.80	NOK 10.60
Fourth quarter	$4.05	$2.03	NOK 25.00	NOK 12.25
	NYSE		OSE
	High	Low	High	Low
Fiscal year ended December 31, 2012
First quarter	$9.47	$4.03	NOK 48.50	NOK 24.16
Second quarter	$7.69	$3.88	NOK 44.70	NOK 23.98
Third quarter	$4.72	$3.02	NOK 28.00	NOK 17.24
Fourth quarter	$4.03	$3.07	NOK 22.90	NOK 17.50

The following table sets forth, for the most recent six months, the high and low prices for the Ordinary Shares on the NYSE and OSE.

	NYSE		OSE
	High	Low	High	Low
March 2014 (through March 20)	$4.59	$3.72	NOK 27.00	NOK 22.50
February 2014	$4.64	$3.47	NOK 28.00	NOK 21.50
January 2014	$5.18	$3.56	NOK 34.20	NOK 21.80
December 2013	$4.05	$3.08	NOK 25.00	NOK 18.50
November 2013	$3.22	$2.18	NOK 21.50	NOK 12.60
October 2013	$2.77	$2.63	NOK 16.10	NOK 12.25

ITEM 10. ADDITIONAL INFORMATION

A.  SHARE CAPITAL

A resolution was approved at the Company’s Special General Meeting on May 8, 2013 such that the issued and paid-up share capital of the Company be reduced from $194,646,255 to $77,858,502, with effect from May 14, 2013, by cancelling the paid-up capital of $1.50 on each of the ordinary shares in issue so that each of the 77,858,502 shares of par value $2.50 shall have a par value of $1.00. It was also resolved that the amount of credit arising be credited to the additional paid in capital account of the Company and that the authorized share capital of the Company be maintained at $312,500,000 comprising 312,500,000 shares of $1.00 each.

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

The purposes and powers of the Company are set forth in Items 7(2)-(4) and 8(2)-(4) of our Memorandum of Association and in the Second Schedule of the Bermuda Companies Act of 1981 which is attached as an exhibit to our Memorandum of Association. These purposes include acting as a group holding company, exploring, drilling, moving, transporting and refining petroleum and hydro-carbon products, including oil and oil products; the acquisition, ownership, chartering, selling, management and operation of ships and aircraft; the entering into of any guarantee, contract, indemnity or suretyship and to assure, support, secure, with or without the consideration or benefit, the performance of any obligations of any person or persons; and the borrowing and raising of money in any currency or currencies to secure or discharge any debt or obligation in any manner.

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

The Companies Act provides that a company must have a general meeting of its shareholders in each calendar year.  The Companies Act does not impose any general requirements regarding the number of voting shares which must be present or represented at a general meeting in order for the business transacted at the general meeting to be valid.  The Companies Act generally leaves the quorum for shareholders meeting to the company to determine in its Bye-laws.  The Companies Act specifically imposes special quorum requirements where the shareholders are being asked to approve the modification of rights attaching to a particular class of shares (33.33%) or an amalgamation or merger transaction (more than 33.33%) unless in either case the Bye-laws provide otherwise. The Company's Bye-laws do not provide for a quorum requirement other than 33.33%.

The key powers of our shareholders include the power to alter the terms of the Company's memorandum of association and to approve and thereby make effective any alterations to the Company's Bye-laws made by the directors.  Dissenting shareholders holding 20% of the Company's shares may apply to the Court to annul or vary an alteration to the Company's memorandum of association. A majority vote against an alteration to the Company's Bye-laws made by the directors will prevent the alteration from becoming effective. Other key powers are to approve the alteration of the Company's capital including a reduction in share capital, to approve the removal of a director, to resolve that the Company be wound up or discontinued from Bermuda to another jurisdiction or to enter into an amalgamation or winding up. Under the Companies Act, all of the foregoing corporate actions require approval by an ordinary resolution (a simple majority of votes cast). The Company's Bye-laws only require an ordinary resolution to approve an amalgamation whether or not the Company is the surviving company. In addition, the Company's Bye-laws confer express power on the board to reduce its issued share capital selectively with the authority of an ordinary resolution.

The Companies Act provides shareholders holding 10% of the Company's voting shares the ability to request that the board of directors shall convene a meeting of shareholders to consider any business which the shareholders wish to be discussed by the shareholders including (as noted below) the removal of any director.  However the shareholders are not permitted to pass any resolutions relating to the management of the Company's business affairs unless there is a pre-existing provision in the Company's Bye-Laws which confers such rights on the shareholders. Subject to compliance with the time limits prescribed by the Companies Act, shareholders holding 20% of the voting shares (or alternatively, 100 shareholders) may also require the directors to circulate a written statement not exceeding 1,000 words relating to any resolution or other matter proposed to be put before, or dealt with at, the annual general meeting of the Company.

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

Bermuda law permits the Bye-laws of a Bermuda company to contain provisions excluding personal liability of a director, alternate director, officer, member of a committee authorized under Bye-law 104, resident representative or their respective heirs, executors or administrators to the company for any loss arising or liability attaching to him by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which the officer or person may be guilty. Bermuda law also grants companies the power generally to indemnify directors, alternate directors and officers of the Company and any members of a committee authorized under Bye-law 96, resident representatives or their respective heirs, executors or administrators if any such person was or is a party or threatened to be made a party to a threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director, alternate director or officer of the Company or member of a committee authorized under Bye-law 96, resident representative or their respective heirs, executors or administrators or was serving in a similar capacity for another entity at the company's request.

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

Bye-Law 6 specifically provides that the issuance of more shares ranking pari passu with the shares in issue shall not constitute a variation of class rights, unless the rights attached to shares in issue state that the issuance of further shares shall constitute a variation of class rights. Bye-Law 7 confers on the directors the right to dispose of any number of unissued shares forming part of the authorized share capital of the Company without any requirement for shareholder approval.  Bye-law 81 contains certain stipulations regarding the Company's (or any of its subsidiaries') transactions with any of its Principal Shareholders (or any Associate of a Principal Shareholder). When Bye-law 81 applies, the Company is required to send to each shareholder a disclosure statement containing information about the proposed transaction. However, this Bye-Law provision specifically exempts from this requirement the issuance of new shares to a Principal Shareholder for cash.

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

Debt Conversion

Exchange Agreement

On October 11, 2013 the Company entered into an Exchange Agreement for the exchange of $25.0 million of the outstanding principal amount of the Company's 4.5% convertible bond issue for an aggregate of 6,474,827 shares and a cash payment of $2.25 million. As the conversion was agreed at more favorable terms than the original bond, this was treated as an inducement and the Company recognized the difference between the fair value of the original conversion rights compared with the fair value of the induced conversion terms, as a debt conversion expense in 2013.

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

As an "exempted company", we are exempt from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermudians, but as an exempted company, we may not participate in certain business transactions including: (i) the acquisition or holding of land in Bermuda (except that required for its business and held by way of lease or tenancy for terms of not more than 21 years) without the express authorization of the Bermuda legislature; (ii) the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000 without the consent of the Minister of Business Development and Tourism of Bermuda; (iii) the acquisition of any bonds or debentures secured on any land in Bermuda except bonds or debentures issued by the Government of Bermuda or by a public authority in Bermuda; or (iv) the carrying on of business of any kind in Bermuda, except in so far as may be necessary for the carrying on of its business outside Bermuda or under a license granted under the Companies Act.

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

E.  TAXATION

The following discussion summarizes the material United States federal income tax and Bermuda tax consequences to United States Holders, in each case as defined below, of the purchase, ownership and disposition of ordinary shares. This summary does not purport to deal with all aspects of United States federal income taxation and Bermuda taxation that may be relevant to an investor's decision to purchase ordinary shares, nor any tax consequences arising under the laws of any state, locality or other foreign jurisdiction.

United States Federal Income Tax Considerations

In the opinion of Seward & Kissel LLP, our United States counsel, the following are the material United States federal income tax consequences to us of our activities and to United States Holders and Non-United States Holders of our ordinary shares. The following discussion of U.S. federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, all of which are subject to change, possibly with retroactive effect. Except as otherwise noted, this discussion is based on the assumption that we will not maintain an office or other fixed place of business within the United States.

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

Application of Section 883

Under the relevant provisions of Section 883, the Company will be exempt from United States federal income taxation on its United States source shipping income if:

(i)
It is organized in a "qualified foreign country" which is one that grants an equivalent exemption from taxation to corporations organized in the United States in respect of the shipping income for which exemption is being claimed under Section 883, and which the Company refers to as the "country of organization requirement"; and

(ii)	It can satisfy any one of the following two ownership requirements for more than half the days during the taxable year:

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

The United States Treasury Department has recognized Bermuda, the country of incorporation of the Company and certain of its subsidiaries, as a qualified foreign country. In addition, the United States Treasury Department has recognized Liberia, the Isle of Man and Bahamas, the countries of incorporation of certain of the Company's vessel-owning subsidiaries, as qualified foreign countries. Accordingly, the Company and its vessel owning subsidiaries satisfy the country of organization requirement.

Therefore, the Company's eligibility for exemption under Section 883 is wholly dependent upon being able to satisfy one of the stock ownership requirements.

For the 2013 taxable year, the Company satisfied the Publicly-Traded Test since, on more than half the days of the taxable year, the Company's ordinary shares were primarily and regularly traded on the New York Stock Exchange.

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

Taxation of United States Holders

The following is a discussion of the material United States federal income tax considerations relevant to an investment decision by a United States Holder, as defined below, with respect to the ordinary shares. This summary is not intended to be applicable to all categories of investors, such as dealers in securities, banks, thrifts or other financial institutions, insurance companies, regulated investment companies, tax-exempt organizations, United States expatriates, persons that hold ordinary shares as part of a straddle, conversion transaction or hedge, persons who own 10% or more of our outstanding stock, persons deemed to sell ordinary shares under the constructive sale provisions of the United States Internal Revenue Code of 1986, as amended, or the Code, a United States Holder whose "functional currency" is other than the United States dollar, or holders subject to the alternative minimum tax, each of which may be subject to special rules. In addition, this discussion is limited to persons who hold ordinary shares as "capital assets" (generally, property held for investment) within the meaning of Code Section 1221. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of ordinary shares.

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

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by the Company with respect to ordinary shares to a United States Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of the Company's current or accumulated earnings and profits, as determined under United States federal income tax principles.  Distributions in excess of the Company's earnings and profits will be treated first as a non-taxable return of capital to the extent of the United States Holder's tax basis in its ordinary shares on a dollar-for-dollar basis and thereafter as capital gain.  Because the Company is not a United States corporation, United States Holders that are corporations will not be entitled to claim a dividends-received deduction with respect to any distributions they receive from the Company.

Dividends paid on ordinary shares to a United States Holder which is an individual, trust or estate (a "United States Non-Corporate Holder") will generally be treated as "qualified dividend income" that is taxable to such shareholder at preferential United States federal income tax rates provided that (1) ordinary shares are readily tradable on an established securities market in the United States (such as the New York Stock Exchange on which the ordinary shares are listed); (2) the Company is not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which the Company does not believe it is, has been or will be); and (3) the United States Non-Corporate Holder has owned the ordinary shares for more than 60 days in the 121-day period beginning 60 days before the date on which the ordinary shares become ex-dividend.

Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a United States Holder.

Sale, Exchange or other Disposition of Our Ordinary Shares

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

Passive Foreign Investment Company Status and Significant Tax Consequences

Special United States federal income tax rules apply to a United States Holder that holds stock in a foreign corporation classified as a passive foreign investment company, or a PFIC, for United States federal income tax purposes.  In general, the Company will be treated as a PFIC with respect to a United States Holder if, for any taxable year in which such holder held the Company's ordinary shares, either;

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

Based on the Company's current operations and future projections, the Company does not believe that it is, or that it has been, nor does it expect to become, a PFIC with respect to any taxable year.  Although there is no legal authority directly on point, the Company's belief is based principally on the position that, for purposes of determining whether the Company is a PFIC, the gross income the Company derives or is deemed to derive from the time chartering and voyage chartering activities should constitute services income, rather than rental income.  Correspondingly, the Company believes that such income does not constitute passive income, and the assets that the Company or its wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, do not constitute assets that produce, or are held for the production of, passive income for purposes of determining whether the Company is a PFIC.

Although there is no direct legal authority under the PFIC rules, the Company believes there is substantial legal authority supporting its position consisting of case law and United States Internal Revenue Service, or the IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes.  However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, in the absence of any legal authority specifically relating to the Code provisions governing PFICs, the IRS or a court could disagree with our position.  In addition, although the Company intends to conduct its affairs in such a manner as to avoid being classified as a PFIC with respect to any taxable year, there can be no assurance that the nature of its operations will not change in the future.

As discussed more fully below, if the Company were to be treated as a PFIC for any taxable year, a United States Holder would be subject to different taxation rules depending on whether the United States Holder makes an election to treat the Company as a "Qualified Electing Fund," which the Company refers to as a "QEF election." As an alternative to making a QEF election, a United States Holder should be able to elect to mark-to-market the Company's ordinary shares, which the Company refers to as a "Mark-to-Market election" as discussed below.

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

Taxation of United States Holders Making a "Mark-to-Market" Election

Alternatively, if the Company were to be treated as a PFIC for any taxable year and, as anticipated, the ordinary shares are treated as "marketable stock," a United States Holder would be allowed to make a Mark-to-Market election with respect to the Company's ordinary shares.  If that election is made, the United States Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the ordinary shares at the end of the taxable year over such holder's adjusted tax basis in the ordinary shares.  The United States Holder would also be permitted an ordinary loss in respect of the excess, if any, of the United States Holder's adjusted tax basis in the ordinary shares over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the Mark-to-Market election.  A United States Holder's tax basis in its ordinary shares would be adjusted to reflect any such income or loss amount.  Gain realized on the sale, exchange or other disposition of the ordinary shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the ordinary shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the United States Holder.

Taxation of United States Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if the Company were to be treated as a PFIC for any taxable year, a United States  Holder who does not make either a QEF election or a Mark-to-Market election for that year, who is referred to as a "Non-Electing United States Holder," would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing United States Holder on the ordinary shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing United States Holder in the three preceding taxable years, or, if shorter, the Non-Electing United States Holder's holding period for the ordinary shares), and (2) any gain realized on the sale, exchange or other disposition of the ordinary shares.  Under these special rules:

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

PFIC Annual Filing Requirements

If the Company were to be treated as a PFIC, a United States Holder may be required to file an information return on an IRS Form 8621 with respect to its ownership of the Company’s ordinary shares for each taxable year ending on or after December 31, 2013.

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

If a holder sells his ordinary shares to or through a United States office of a broker, the payment of the proceeds is subject to both United States information reporting and backup withholding unless the holder establishes an exemption.  If a holder sells his ordinary shares through a non-United States office of a non-United States broker and the sales proceeds are paid to the holder outside the United States then information reporting and backup withholding generally will not apply to that payment.  However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, including a payment made to a holder outside the United States, if the holder sells his ordinary shares through a non-United States office of a broker that is a United States person or has some other contacts with the United States.

Non-United States Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on an applicable IRS Form W-8.

Backup withholding is not an additional tax.  Rather, a taxpayer generally may obtain a refund of any amounts withheld under backup withholding rules that exceed the taxpayer's income tax liability by filing a refund claim with the IRS.

Other U.S. Information Reporting Obligations

Pursuant to recently enacted legislation, individuals who are United States Holders (and to the extent specified in applicable Treasury regulations, certain United States entities and Non-United States Holders) who hold "specified foreign financial assets" (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury regulations).  Specified foreign financial assets would include, among other assets, the ordinary shares, unless the ordinary shares are held through an account maintained with a United States financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual United States Holder (and to the extent specified in applicable Treasury regulations a United States entity or Non-United States Holder) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of United States federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed.  United States Holders (including United States entities) are encouraged consult their own tax advisors regarding their reporting obligations under this legislation.

Bermuda Taxation

As of the date of this annual report, we are not subject to taxation under the laws of Bermuda and distributions to us by our subsidiaries also are not subject to any Bermuda tax. As of the date of this document, there is no Bermuda income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by non-residents of Bermuda in respect of capital gains realized on a disposition of our ordinary shares or in respect of distributions by us with respect to our ordinary shares. This does not, however, apply to the taxation of persons ordinarily resident in Bermuda. Bermuda holders should consult their own tax advisors regarding possible Bermuda taxes with respect to dispositions of, and distributions on, our ordinary shares.

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

 ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks, spot market rates for vessels and foreign currency fluctuations. We may enter into Forward Freight Agreements, or FFAs, and futures for trading purposes in order to manage our exposure to the risk of movements in the spot market for certain trade routes and, to some extent, for speculative purposes. In 2013, 2012 and 2011, we entered a limited number of FFAs for speculative trading purposes. As of December 31, 2013, the Company had no contracts outstanding compared to 24 contracts as of December 31, 2012. We recognized a loss of $0.6 million as 'mark to market on derivatives' in 2013 compared with a loss of $1.7 million in 2012. As of December 31, 2013, we had no unrealized exposure to FFAs. We may also enter into other derivative instruments from time to time for speculative purposes but currently we have not entered into any such agreement. Following the restructuring described in "Item 4. Information on the Company-A. History and Development of the Company," we no longer have any floating rate debt and are no longer exposed to interest rate risk.

As of December 31, 2013, the fair market value of our fixed rate debt was $340.4 million (2012: $312.0 million). If interest rates were to increase or decrease by 1% with all other variables remaining constant, we estimate that the market value of our fixed rate debt would have decreased or increased by approximately $8.7 million and $9.0 million, respectively (2012: decrease by $9.0 million and increase by $9.5 million).

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

a)   Disclosure Controls and Procedures

Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this annual report as of December 31, 2013. Based upon that evaluation, the principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective as of the evaluation date.

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

Management conducted the evaluation of the effectiveness of the internal controls over financial reporting using the control criteria framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 1992 in its report entitled Internal Control-Integrated Framework.

Our management with the participation of our principal executive officer and principal financial officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31, 2013. Based upon that evaluation, our management with the participation of our principal executive officer and principal financial officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2013.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2013 has been audited by PricewaterhouseCoopers AS, an independent registered public accounting firm, as stated in their report which appears herein.

c)   Attestation Report of Independent Registered Public Accounting Firm

The independent registered public accounting firm that audited the consolidated financial statements, PricewaterhouseCoopers AS, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2013, appearing under Item 18, and such report is incorporated herein by reference.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2013 and 2012 was PricewaterhouseCoopers AS. The following table sets forth for the two most recent fiscal years the fees paid or accrued for audit and services provided by PricewaterhouseCoopers AS.

(in thousands of $)	2013	2012
Audit Fees (a)	1,359	1,007
Audit-Related Fees (b)	—	—
Tax Fees (c)	—	—
All Other Fees (d)	—	—
Total	1,359	1,007

(a)  Audit Fees

Audit fees represent professional services rendered for the audit of our annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements. The amount in 2013 includes $198,000 for costs incurred in connection with the ATM offering.

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

Our Board of Directors has adopted pre-approval policies and procedures in compliance with paragraph (c) (7)(i) of Rule 2-01 of Regulation S-X that require the Board to approve the appointment of the independent auditor of the Company before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company. All services provided by the principal auditor in 2013 were approved by the Board pursuant to the pre-approval policy.

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

ITEM 16G. CORPORATE GOVERNANCE

Pursuant to an exception under the NYSE listing standards available to foreign private issuers, we are not required to comply with all of the corporate governance practices followed by U.S. companies under the NYSE listing standards, which are available at www.nyse.com.  Pursuant to Section 303.A.11 of the NYSE Listed Company Manual, we are required to list the significant differences between our corporate governance practices and the NYSE standards applicable to listed U.S. companies. Set forth below is a list of those differences:

•
Independence of Directors. The NYSE requires that a U.S. listed company maintain a majority of independent directors. As permitted under Bermuda law and our bye-laws, one member of our board of directors, Ms. Kate Blankenship, is independent according to the NYSE's standards for independence applicable to a foreign private issuer.

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

ITEM 16H. MINE SAFETY DISCLOSURES

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

ITEM 19. EXHIBITS

No.	Description of Exhibit

1.1	Memorandum of Association of the Company.

1.2*
Amended and Restated Bye-Laws of the Company as adopted by shareholders on September 28, 2007 incorporated by reference to Exhibit 1.2 of the Company's annual Report on form 20-F for the fiscal year ended December 31, 2007.

2.1	Form of Ordinary Share Certificate.

2.4*	Amendment No. 1 to the Rights Agreement between the Company and the Bank of New York incorporated by reference to Exhibit 4.3 of the Registration Statement on Form F-4, filed on April 13, 1998.

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

4.17*
Addendum No. 7 to Charter Ancillary Agreement between Frontline Ltd., Ship Finance International Limited and Frontline Shipping Ltd., dated December 22, 2011, incorporated by reference to Exhibit 4.17 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2011.

4.18*
Addendum No. 3 to Charter Ancillary Agreement between Frontline Ltd., Ship Finance International Limited and Frontline Shipping II Ltd., dated December 22, 2011, incorporated by reference to Exhibit 4.18 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2011.

4.19*
Acquisition Agreement between Frontline Ltd., Frontline 2012 Ltd. and Frontfleet Ltd., dated December 23, 2011, incorporated by reference to Exhibit 4.19 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2011.

4.20	Exchange Agreement dated October 11, 2013.

8.1	Subsidiaries of the Company.

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

13.1	Certification of the Principal Executive Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Principal Financial Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm

*	Incorporated herein by reference.

101.	INS*	XBRL	Instance Document
101.	SCH*	XBRL	Taxonomy Extension Schema

101.	CAL*	XBRL	Taxonomy Extension Schema Calculation Linkbase
101.	DEF*	XBRL	Taxonomy Extension Schema Definition Linkbase
101.	LAB*	XBRL	Taxonomy Extension Schema Label Linkbase
101.	PRE*	XBRL	Taxonomy Extension Schema Presentation Linkbase

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Frontline Ltd.
(Registrant)

Date: March 21, 2014	By:	/s/ Inger M. Klemp
	Name:	Inger M. Klemp
	Title:	Principal Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Frontline Ltd.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, consolidated statements of comprehensive loss, consolidated statements of cash flows and consolidated statements of changes in (deficit) equity present fairly, in all material respects, the financial position of Frontline Ltd. and its subsidiaries at December 31, 2013 and December 31, 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the accompanying financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Controls Over Financial Reporting appearing under item 15(b) of Frontline Ltd.’s Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/PricewaterhouseCoopers AS

PricewaterhouseCoopers AS
Oslo, Norway
March 21, 2014

Frontline Ltd.
Consolidated Statements of Operations for the years ended December 31, 2013, 2012 and 2011
(in thousands of $, except per share data)

	2013	2012	2011
Operating revenues
Time charter revenues	26,843	66,313	144,617
Bareboat charter revenues	24,009	33,373	47,101
Voyage charter revenues	440,584	452,890	510,808
Other income	25,754	25,785	20,969
Total operating revenues	517,190	578,361	723,495
Gain (loss) on sale of assets and amortization of deferred gains	23,558	34,759	(280,803)
Operating expenses
Voyage expenses and commission	299,741	269,845	291,524
Ship operating expenses	109,872	118,381	159,132
Contingent rental (income) expense	(7,761)	22,456	—
Charter hire expenses	4,176	37,461	65,601
Administrative expenses	31,628	33,906	35,886
Impairment loss on vessels	103,724	4,726	121,443
Depreciation	99,802	107,437	175,890
Total operating expenses	641,182	594,212	849,476
Net operating (loss) income	(100,434)	18,908	(406,784)
Other income (expenses)
Interest income	83	130	3,958
Interest expense	(90,718)	(94,089)	(136,042)
Equity gains (losses) of unconsolidated subsidiaries and associated companies	13,539	(4)	(600)
Foreign currency exchange (loss) gain	(92)	84	106
Mark to market (loss) gain on derivatives	(585)	(1,725)	390
Loss on sale of securities	—	—	(3,355)
Gain on redemption of debt	—	4,600	—
Debt conversion expense	(12,654)	—	—
Dividends received, net	86	134	113
Other non-operating items, net	1,181	1,110	12,005
Net other expenses	(89,160)	(89,760)	(123,425)
Net loss before income taxes and noncontrolling interest	(189,594)	(70,852)	(530,209)
Income tax expense	(284)	(379)	(532)
Net loss from continuing operations	(189,878)	(71,231)	(530,741)
Net (loss) income from discontinued operations	(1,204)	(12,544)	1,731
Net loss	(191,082)	(83,775)	(529,010)
Net loss (income) attributable to noncontrolling interest	2,573	1,021	(591)
Net loss attributable to Frontline Ltd.	(188,509)	(82,754)	(529,601)
Loss per share attributable to Frontline Ltd. stockholders:
Basic and diluted loss per share from continuing operations, excluding loss attributable to noncontrolling interest ($)	$(2.35)	$(0.90)	$(6.82)
Basic and diluted (loss) earnings per share from discontinued operations ($)	$(0.01)	$(0.16)	$0.02
Basic and diluted loss per share attributable to Frontline Ltd. ($)	$(2.36)	$(1.06)	$(6.80)
Weighted average shares outstanding, basic and diluted (in 000's)	79,751	77,859	77,859
Cash dividends per share declared	$0.00	$0.00	$0.22

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline Ltd.
Consolidated Statements of Comprehensive Loss for the years ended December 31, 2013, 2012 and 2011
(in thousands of $)

	2013	2012	2011
Comprehensive loss, net of tax
Net loss	(191,082)	(83,775)	(529,010)
Unrealized gains (losses) from marketable securities	915	527	(894)
Foreign currency translation (losses) gains	(63)	97	(49)
Other comprehensive income (loss), net of tax	852	624	(943)
Comprehensive loss	(190,230)	(83,151)	(529,953)

Comprehensive loss attributable to stockholders of Frontline Ltd.	(187,657)	(82,130)	(530,544)
Comprehensive (loss) income attributable to noncontrolling interest	(2,573)	(1,021)	591
Comprehensive loss	(190,230)	(83,151)	(529,953)

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline Ltd.
Consolidated Balance Sheets as of December 31, 2013 and 2012
(in thousands of $)

	2013	2012
ASSETS
Current Assets
Cash and cash equivalents	53,759	137,603
Restricted cash and investments	68,363	87,506
Marketable securities	3,479	1,235
Trade accounts receivable, net	11,828	23,702
Related party receivables	9,487	9,055
Other receivables	16,180	14,860
Inventories	44,532	57,505
Voyages in progress	46,112	54,097
Prepaid expenses and accrued income	3,858	4,311
Investment in finance lease	2,555	2,156
Total current assets	260,153	392,030
Long-term assets
Newbuildings	29,668	26,913
Vessels and equipment, net	264,804	282,946
Vessels and equipment under capital lease, net	704,808	893,089
Investment in unconsolidated subsidiaries and associated companies	58,658	40,633
Deferred charges	695	1,236
Investment in finance lease	48,819	51,374
Total assets	1,367,605	1,688,221
LIABILITIES AND (DEFICIT) EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	22,706	20,700
Current portion of obligations under capital leases	46,930	52,070
Related party payables	11,419	53,948
Trade accounts payable	13,302	5,975
Accrued expenses	33,401	43,744
Deferred charter revenue	98	2,840
Other current liabilities	2,916	7,344
Total current liabilities	130,772	186,621
Long-term liabilities
Long-term debt	436,372	463,292
Related party payables	72,598	—
Obligations under capital leases	742,418	898,490
Deferred gains on sales of vessels	1,288	2,575
Other long-term liabilities	2,208	6,094
Total liabilities	1,385,656	1,557,072
Commitments and contingencies
(Deficit) Equity
Share capital (2013: 86,511,713 shares outstanding, par value $1.00. 2012: 77,858,502 shares outstanding, par value $2.50)	86,512	194,646
Additional paid in capital	149,985	821

Contributed surplus	474,129	474,129
Accumulated other comprehensive loss	(3,303)	(4,155)
Retained deficit	(734,275)	(545,766)
Total (deficit) equity attributable to Frontline Ltd.	(26,952)	119,675
Noncontrolling interest	8,901	11,474
Total (deficit) equity	(18,051)	131,149
Total liabilities and (deficit) equity	1,367,605	1,688,221

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline Ltd.
Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011
(in thousands of $)

	2013	2012	2011
Net loss	(191,082)	(83,775)	(529,010)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	99,823	114,845	195,597
Amortization of deferred charges	542	543	6,922
Amortization of debt discount	1,820	—	—
Contingent rental income	(8,726)	—	—
Debt conversion expense	12,654	—	—
(Gain) loss from sale of assets (including securities)	(22,711)	(16,813)	311,249
Equity (gains) losses of unconsolidated subsidiaries and associated companies	(13,539)	4	600
Impairment losses on vessels	103,724	32,042	121,443
Unrealized foreign exchange loss (gain)	20	(3)	73
Gain on repurchase of convertible bond debt	—	(4,600)	—
Provision for doubtful debts	55	5,370	3,343
Other, net	(529)	168	(8,560)
Changes in operating assets and liabilities:
Trade accounts receivable	11,820	13,557	6,967
Other receivables	(567)	(816)	2,800
Inventories	8,809	(20,107)	17,592
Voyages in progress	7,985	(29,648)	2,638
Prepaid expenses and accrued income	449	1,430	2,479
Trade accounts payable	7,327	1,819	(7,718)
Accrued expenses	(11,058)	(6,632)	(22,172)
Deferred charter revenue and other current liabilities	(4,844)	(548)	(7,794)
Related party balances	(48,839)	58,397	(39,208)
Other, net	4,183	3,341	(388)
Net cash (used in) provided by operating activities	(42,684)	68,574	56,853
Investing activities
Change in restricted cash	19,143	13,060	155,581
Additions to newbuildings, vessels and equipment	(2,504)	(14,503)	(82,378)
Proceeds from sale of vessels and equipment	—	10,174	209,028
Dividends received from associated companies	—	—	511
Loans from (to) associated companies	250	(250)	—
Investment in associated companies	(6,001)	(13,298)	(25,047)
Proceeds from sale of investment in associated companies	242	—	—
Receipts from finance leases and loans receivable	2,156	1,824	1,535
Proceeds from sale of other assets	—	—	46,547
Proceeds from sale of shares in subsidiaries	—	—	128,882
Net cash provided by (used in) investing activities	13,286	(2,993)	434,659
Financing activities
Net proceeds from issuance of shares	4,802	—	—
Proceeds from long-term debt	19,798	—	72,000

Repayments of long-term debt	(23,781)	(24,921)	(256,527)
Payment of obligations under finance leases	(50,345)	(64,068)	(295,501)
Lease termination (payments) receipts, net	(4,518)	445	(8,987)
Payment of related party loan note	(402)	—	—
Debt fees paid	—	—	(1,441)
Cash dividends paid	—	—	(17,129)
Net cash used in financing activities	(54,446)	(88,544)	(507,585)
Net decrease in cash and cash equivalents	(83,844)	(22,963)	(16,073)
Cash and cash equivalents at beginning of year	137,603	160,566	176,639
Cash and cash equivalents at end of year	53,759	137,603	160,566

Supplemental disclosure of cash flow information:
Interest paid, net of interest capitalized	91,120	98,991	150,652
Income taxes paid	493	518	406

Details of non-cash investing and financing activities in the years ended December 31, 2013, 2012 and 2011 are given in Note 31.

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline Ltd.
Consolidated Statements of Changes in (Deficit) Equity for the years ended December 31, 2013, 2012 and 2011
(in thousands of $, except number of shares)

	2013	2012	2011
Number of shares outstanding
Balance at the beginning of the year	77,858,502	77,858,502	77,858,502
Shares issued	8,653,211	—	—
Balance at the end of the year	86,511,713	77,858,502	77,858,502

Share capital
Balance at the beginning of the year	194,646	194,646	194,646
Capital reorganization	(116,788)	—	—
Shares issued	8,654	—	—
Balance at the end of the year	86,512	194,646	194,646

Additional paid in capital
Balance at the beginning of year	821	225,769	224,245
Capital reorganization	116,788	—	—
Shares issued	3,285	—	—
Debt-for-Equity exchange	28,930	—	—
Stock option expense	161	821	1,524
Transfer to contributed surplus	—	(225,769)	—
Balance at the end of year	149,985	821	225,769

Contributed surplus
Balance at the beginning of year	474,129	248,360	248,360
Transfer from additional paid in capital	—	225,769	—
Balance at the end of year	474,129	474,129	248,360

Accumulated other comprehensive loss
Balance at the beginning of year	(4,155)	(4,779)	(3,836)
Other comprehensive income (loss)	852	624	(943)
Balance at the end of year	(3,303)	(4,155)	(4,779)

Retained (deficit) earnings
Balance at the beginning of year	(545,766)	(463,012)	83,718
Net loss	(188,509)	(82,754)	(529,601)
Cash dividends	—	—	(17,129)
Balance at the end of year	(734,275)	(545,766)	(463,012)

Total (deficit) equity attributable to Frontline Ltd.	(26,952)	119,675	200,984

Noncontrolling interest
Balance at the beginning of year	11,474	12,495	11,904
Net (loss) income	(2,573)	(1,021)	591
Balance at the end of year	8,901	11,474	12,495

Total (deficit) equity	(18,051)	131,149	213,479

See accompanying Notes that are an integral part of these Consolidated Financial Statements

Frontline Ltd.
Notes to the Consolidated Financial Statements

1.	GENERAL

Frontline Ltd. (the "Company" or "Frontline") is an international shipping company incorporated in Bermuda as an exempted company under the Bermuda Companies Law of 1981 on June 12, 1992. Up to February 2013, the Company was engaged primarily in the operation of oil tankers and oil/bulk/ore, or OBO carriers, which were configured to carry dry cargo. The Company owns and leases these vessels. As of December 31, 2012, all of the Company's OBO capital lease assets have been disposed of except for one OBO capital lease asset which was terminated in March 2013. The Company operates oil tankers of two sizes: VLCCs, which are between 200,000 and 320,000 dwt, and Suezmax tankers, which are vessels between 120,000 and 170,000 dwt. The Company operates through subsidiaries and partnerships located in the Bahamas, Bermuda, the Cayman Islands, India, the Philippines, the Isle of Man, Liberia, Norway, the United Kingdom and Singapore. The Company is also involved in the charter, purchase and sale of vessels.

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

The Company completed a restructuring of its business in December 2011. The restructuring included the sale of 15 wholly-owned special purpose companies ("SPCs"), which together owned five VLCC newbuilding contracts, six VLCCs, including one on time charter, and four Suezmax tankers to Frontline 2012 Limited ("Frontline 2012"). The sale of these SPCs resulted in a loss of $307.0 million, which was recorded in 2011. In addition, the Company obtained agreements with its major counterparts whereby the gross charter payment commitment under existing chartering arrangements on 32 vessels was reduced.

As of December 31, 2013, our tanker fleet consisted of 33 vessels, including nine vessels owned through our majority-owned subsidiary, ITCL, comprised of 23 VLCCs and 10 Suezmax tankers, which were either owned or chartered in. We also had two Suezmax newbuildings on order, six VLCCs and six Suezmax tankers under commercial management.

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

The Company accounts for all business combinations by the purchase method. The Company assesses whether it has purchased a business or a group of assets. The Company ascertains the cost of the asset (or net asset) group and allocates that cost to the individual assets (or individual assets and liabilities) that make up the group in accordance with this guidance. For transactions deemed to be a purchase of group of assets, the total cost for the group of assets purchased is allocated to each individual asset based on each assets relative portion of fair value.

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

The presentation of the proceeds from the sale of vessels and equipment in the consolidated statement of cash flows for the years ended December 31, 2012 and 2011 has been expanded to conform with the 2013 presentation. Previously reported numbers of $10.6 million and $200.0 million for the years ended December 31, 2012 and 2011, respectively, are now reported as $10.2 million and $209.0 million and a new line, Lease termination (payments) receipts, net, has been included within Net cash used in financing activities showing $0.4 million and $(9.0) million for the years ended December 31, 2012 and 2011, respectively. The Company has revised its consolidated statements of cash flows for the years ended December 31, 2012 and 2011 to correct the classification of its cash flows related to its lease termination payments and receipts. This revision resulted in an increase in net cash used in investing activities of $0.4 million for the year ended December 31, 2012 and an increase in net cash provided by investing activities of $9.0 million for the year ended December 31, 2011 with an equal and off-setting impact to cash used in financing activities. This revision does not impact the Company’s previously reported net change in cash and cash equivalents for any period presented and does not impact the Company’s consolidated balance sheets or consolidated statements of operations.

Discontinued operations
The Company has determined that an individual vessel within a vessel class is not a component (as defined by accounting standards) as the Company does not believe that the operations of an individual vessel can be clearly distinguished. Generally, the Company believes that all of the vessels in a vessel class represent a component as defined for the purpose of discontinued operations and has presented the operations of the OBOs as discontinued operations since the last remaining lease was terminated during 2013.

Contingent rental (income) expense
The contingent rental (income) expense represents amounts accrued following changes to certain charter parties. In December 2011, the Company and Ship Finance agreed to a rate reduction of $6,500 per day for all vessels leased from Ship Finance under long-term leases for a four year period that commenced on January 1, 2012. The Company will compensate Ship Finance with 100% of any difference between the renegotiated rates and the average vessel earnings up to the original contract rates. In December 2011, the Company also agreed to a rate reduction on four vessels leased from the German KG companies whereby the Company will pay a reduced rate and an additional amount dependent on the actual market rate. The contingent rental (income) expense represents the additional amounts accrued as a result of these charter party amendments.

In the year ended December 31, 2013, there was income of $7.8 million relating to the four vessels leased from the German KG companies as the amounts paid were lower than the index that was used to record the leases when they were amended in December 2011. $4.0 million of this amount relates to the year ended December 31, 2013 and $3.8 million relates to the year ended December 31, 2012. The contingent rental expense relating to the Ship Finance vessels was nil.

Cash and cash equivalents
For the purposes of the consolidated balance sheet and the consolidated statement of cash flows, all demand and time deposits and highly liquid, low risk investments with original maturities of three months or less are considered equivalent to cash.

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

When the terms of a lease are modified, other than by renewing the lease or extending its term, the lease is reassessed as if the new terms were in place at inception of the lease. If this results in a different classification of the lease then the modification is considered a new agreement and accounted for as such from the date the modification came into effect. If the provisions of a capital lease are changed in a way that changes the amount of the remaining minimum lease payments, the present balances of the asset and the obligation are adjusted by an amount equal to the difference between the present value of the future minimum lease payments under the revised or new agreement (computed using the interest rate used to recognize the lease initially) and the present balance of the obligation.

Where the provisions of a capital lease contain a floating rate element, such as an index linked rate of hire, then the minimum lease payments are assumed to equal the index at inception of the lease. Any variations in the index, and therefore the payments made, are accounted for as contingent rental income or expense and are taken to the statement of operations in the period in which they become realizable and recorded within 'Contingent rental (income) expense'.

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

Interest expense
Interest costs are expensed as incurred except for interest costs that are capitalized. Interest expenses are capitalized during construction of newbuildings based on accumulated expenditures for the applicable project at the Company's current rate of borrowing. The amount of interest expense capitalized in an accounting period shall be determined by applying an interest rate ("the capitalization rate") to the average amount of accumulated expenditures for the asset during the period. The capitalization rates used in an accounting period shall be based on the rates applicable to borrowings outstanding during the period. The Company does not capitalize amounts beyond the actual interest expense incurred in the period.

If the Company's financing plans associate a specific new borrowing with a qualifying asset, the Company uses the rate on that borrowing as the capitalization rate to be applied to that portion of the average accumulated expenditures for the asset that does not exceed the amount of that borrowing. If average accumulated expenditures for the asset exceed the amounts of specific new borrowings associated with the asset, the capitalization rate to be applied to such excess shall be a weighted average of the rates applicable to other borrowings of the Company.

Discount on the issuance of debt
The Company's term notes are presented net of the discount on the issuance. The discount is being amortized using the effective interest method over the period to maturity of the respective debt. The amortization of the discount is included in interest expense.

Impairment of long-lived assets
The carrying values of long-lived assets held and used by the Company and newbuildings are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Such indicators may include depressed spot rates and depressed second hand tanker values. The Company assesses recoverability of the carrying value of each asset or newbuilding on an individual basis by estimating the future net cash flows expected to result from the asset, including eventual disposal. In developing estimates of future cash flows, the Company must make assumptions about future performance, with significant assumptions being related to charter rates, ship operating expenses, utilization, drydocking requirements, residual values, the estimated remaining useful lives of the vessels and the probability of lease terminations for the vessels held under capital lease. These assumptions are based on historical trends as well as future expectations. If the future net undiscounted cash flows are less than the carrying value of the asset, or the current carrying value plus future newbuilding commitments, an impairment loss is recorded equal to the difference between the asset's or newbuildings carrying value and fair value. In addition, long-lived assets to be disposed of are reported at the lower of carrying amount and fair value less estimated costs to sell.

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

Revenue and expense recognition
Revenues and expenses are recognized on the accruals basis. Revenues are generated from voyage charter, time charter and bareboat charter hires. Voyage revenues are recognized ratably over the estimated length of each voyage and, therefore, are allocated between reporting periods based on the relative transit time in each period. Voyage expenses are recognized as incurred. Probable losses on voyages are provided for in full at the time such losses can be estimated. Time charter and bareboat charter revenues are recorded over the term of the charter as a service is provided. The Company uses a discharge-to-discharge basis in determining percentage of completion for all spot voyages and voyages servicing contracts of affreightment whereby it recognizes revenue ratably from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. However, the Company does not recognize revenue if a charter has not been contractually committed to by a customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

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

Derivatives
Changes in the fair values of forward freight agreements, which are entered into for speculative purposes, are recognized in "mark to market on derivatives" in the consolidated statements of operations. Assets and liabilities arising from the forward freight agreements are netted in accordance with the agreements such that no amounts are recorded in the balance sheet.

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

ASU 2013-01, Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities. This ASU addresses implementation issues about the scope of ASU 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. ASU 2013-01 is effective for reporting periods beginning on or after January 1, 2013. This guidance did not have a material impact on the Company's consolidated financial statements.

4. DISCONTINUED OPERATIONS

In December 2012, the Company agreed to an early termination of the time charter out contracts on the two OBO carriers, Front Viewer and Front Guider. The Company also agreed with Ship Finance to terminate the long term charter parties for these two OBO carriers. The charter party for Front Viewer terminated in December 2012 and the charter party for the Front Guider terminated in March 2013. Following the termination of the lease on the Front Guider, the last of the Company's carriers, the results of the OBO carriers have been recorded as discontinued operations. Amounts included in the consolidated statement of operations for the years ended December 31, 2012 and 2011 have been reclassified in order to conform to the presentation resulting from discontinued operations.

Amounts recorded in respect of discontinued operations in the year ended December 31, 2013, 2012 and 2011 are as follows;

(in thousands of $)	2013	2012	2011
Operating revenues	1,840	89,747	86,607
Loss on sale of assets	(847)	(17,946)	(27,091)
Profit share expense	—	—	482
Contingent rental expense	—	32,156	—
Impairment loss on vessels	—	27,316	—
Net (loss) income from discontinued operations	(1,204)	(12,544)	1,731

The Company recorded an impairment loss of $27.3 million in 2012. This loss relates to four OBO carriers held under capital lease – Front Rider ($4.9 million), Front Climber ($4.2 million), Front Driver ($4.0 million) and Front Guider ($14.2 million). The impairment loss recorded on each vessel is equal to the difference between the asset's carrying value and estimated fair value. Three of these leases were terminated during 2012 and one lease was terminated during 2013.

5.	RESTRUCTURING

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

As part of the restructuring, the Company obtained agreements with its major counterparties to reduce the gross charter payment commitments under the then existing chartering arrangements by approximately $293.0 million for the period from January 1, 2012 to December 31, 2015. The Company will compensate the counterparties with 100% of any difference between the renegotiated rates and the average vessel earnings up to the original contract rates. Some of the counterparties will receive some additional compensation for earnings achieved above the original contract rates.

6.	SEGMENT INFORMATION

The Company and the chief operating decision maker ("CODM") measure performance based on the Company's overall return to shareholders based on consolidated net income. The CODM does not review a measure of operating result at a lower level than the consolidated group. Consequently, the Company has only one reportable segment: crude oil tankers.

The Company's management does not evaluate performance by geographical region as this information is not meaningful.

The Company operated in two markets up to the termination in March 2013 of the lease for Front Guider, being the last OBO carrier chartered in by the Company. We currently operate in the tanker market as an international provider of seaborne transportation of crude oil cargoes only.

During the year ended December 31, 2013, no customer represented more than 10% of consolidated operating revenues (2012: one customer, which represented 18% and 2011: one customer, which represented 24%).

7.	IMPAIRMENT OF LONG-TERM ASSETS

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of each of its vessels and equipment may not be recoverable. During 2013, the Company identified three vessels held under capital lease where they believed that future cash flows for each vessel was less than the carrying value and, therefore, not fully recoverable. The Company recorded an impairment loss of $103.7 million in 2013. The loss relates to three vessels leased from Ship Finance and recorded as vessels under capital lease - Golden Victory ($45.6 million), Front Champion ($42.5 million) and Front Century ($15.6 million). The impairment loss recorded on each vessel is equal to the difference between the asset's carrying value and estimated fair value. The leases on Front Champion and Golden Victory were terminated in November 2013 and a 100% lease termination probability was assigned to these two vessels as of September 30, 2013. The fair value of Front Century was determined using discounted expected future cash flows from the leased vessel. The Company recorded a net gain of $13.8 million on the termination of the leases in the fourth quarter of 2013.

During 2012, the Company identified five vessels held under capital lease where they believed that future cash flows for each vessel was less than the carrying value and, therefore, not fully recoverable. The Company recorded an impairment loss of $32.0 million in 2012. This loss relates to four OBO carriers – Front Rider ($4.9 million), Front Climber ($4.2 million), Front Driver ($4.0 million), Front Guider ($14.2 million) and one Suezmax tanker Front Pride ($4.7 million). The impairment loss recorded on each vessel is equal to the difference between the asset's carrying value and estimated fair value. Three of these leases were terminated during 2012. The leases on Front Guider and Front Pride were terminated during 2013. The impairment loss in respect of OBO carriers is included in discontinued operations.

The Company recorded an impairment loss of $121.4 million in 2011 in respect of five double hull Suezmax tankers built between 1992 and 1996. The impairment loss recorded on each vessel is equal to the difference between the asset's carrying value and estimated fair value. Four of these vessels were disposed of during the fourth quarter of 2011 and one during 2012.

8.	INCOME TAXES

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

The Company does not have any unrecognized tax benefits, material accrued interest or penalties relating to income taxes.

9.	EARNINGS PER SHARE

The computation of basic EPS is based on the weighted average number of shares outstanding during the year and net income attributable to Frontline Ltd.. The exercise of stock options using the treasury stock method was anti-dilutive for 2013, 2012 and 2011 as the exercise price was higher than the share price at December 31, 2013, 2012 and 2011. The convertible bonds using the if-converted method were anti dilutive for the years ended December 31, 2013, 2012 and 2011, therefore, 5,197,406, 5,881,275 and 6,154,823 shares, respectively, were excluded from the denominator in each calculation.

The components of the numerator for the calculation of basic EPS and diluted EPS for net loss from continuing operations, net loss from discontinued operations and net loss attributable to Frontline Ltd. are as follows:

(in thousands of $)	2013	2012	2011
Net loss from continuing operations, excluding loss attributable to noncontrolling interest	(187,305)	(70,210)	(531,332)
Net (loss) income from discontinued operations	(1,204)	(12,544)	1,731
Net loss attributable to Frontline Ltd.	(188,509)	(82,754)	(529,601)

The components of the denominator for the calculation of basic EPS and diluted EPS are as follows:

(in thousands)	2013	2012	2011
Weighted average number of ordinary shares	79,751	77,859	77,859

10.	GAIN (LOSS) ON SALE OF ASSETS AND AMORTIZATION OF DEFERRED GAINS

Gain (loss) on sale of assets, gain on lease terminations and amortization of deferred gains in each of the three years ended December 31 may be summarized as follows;

(in thousands of $)	2013	2012	2011
Net gain on lease terminations	21,237	21,806	5,311
Loss on sale of SPCs to Frontline 2012	—	—	(306,972)
Net (loss) gain on sale of vessels	—	(2,109)	9,271
Amortization of deferred gains	2,321	15,062	11,653
Other	—	—	(66)
	23,558	34,759	(280,803)

11.	LEASES

As of December 31, 2013, the Company leased in 24 vessels on long-term time charters and bareboat charters from third parties and related parties. All of these long-term charters and bareboat charters are classified as capital leases.

Rental expense
The Company is committed to make rental payments under operating leases for office premises. The future minimum rental payments under the Company's non-cancellable operating leases are as follows:

(in thousands of $)
Year ending December 31,
2014	2,483
2015	2,168
2016	255
2017	116
2018	1
Thereafter	—
Total minimum lease payments	5,023

Total rental expense for operating leases was $6.6 million, $40.0 million and $68.1 million for the years ended December 31, 2013, 2012 and 2011, respectively.

In January 2011, the Company sold the VLCC Front Shanghai and chartered the vessel, which was renamed the Gulf Eyadah, in on a two year time charter at a rate of $35,000 a day. A deferred gain of nil, $7.9 million and $7.4 million was recognized in 2013, 2012 and 2011, respectively. In addition, a gain on sale of $6.4 million was recorded in 2011. The vessel was redelivered to its owner in December 2012. In March 2011, the VLCC Front Eagle, which had been classified as a vessel under a capital lease, was purchased and then sold to a third party with delivery in the second quarter of 2011. The Company chartered back this vessel, which was renamed the DHT Eagle, on a two year time charter at a rate of $32,500 per day. A deferred gain of $2.3 million, $7.2 million and $4.3 million was recognized in 2013, 2012 and 2011, respectively. In addition, a gain on sale of $3.2 million was recorded in 2011. The VLCC Hampstead was redelivered to its owner in April 2012.

During 2011 and January 2012, the Company redelivered four vessels which had been chartered in under operating leases from special purpose lessor entities which were established and are owned by independent third parties who provide financing through debt and equity participation. Charterhire expenses for these operating leases were nil, $0.04 million and $33.1 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Rental income
The minimum future revenues to be received on time and bareboat charters which are accounted for as operating leases and other contractually committed income as of December 31, 2013 are as follows:

(in thousands of $)
2014	9,379
2015	119
2016	40
2017	—
2018	—
Thereafter	—
Total minimum lease payments	9,538

The cost and accumulated depreciation of the vessels leased to third parties as of December 31, 2013 were approximately $166.3 million and $28.8 million, respectively, and as of December 31, 2012 were approximately $400.2 million and $141.1 million, respectively.

As of December 31, 2013, the Company leased out four of its vessels to third parties on bareboat charters with initial periods ranging between three years and eleven years. Three of those leases are classified as operating leases and one is classified as an investment in finance lease.

12.	INVESTMENT IN FINANCE LEASE

As of December 31, 2013, one of the Company's vessels was accounted for as a sales-type lease (2012: one). The following lists the components of the investment in sales-type lease as at December 31.

(in thousands of $)	2013	2012
Net minimum lease payments receivable	78,452	89,759
Estimated residual values of leased property (unguaranteed)	20,320	20,320
Less: unearned income	(47,398)	(56,549)
Total investment in sales-type lease	51,374	53,530
Current portion	2,555	2,156
Long-term portion	48,819	51,374
	51,374	53,530

The minimum future gross revenues to be received under the Company's non-cancellable sales-type lease as of December 31, 2013 are as follows:

(in thousands of $)
2014	11,307
2015	11,307
2016	11,338
2017	11,307
2018	11,307
Thereafter	21,886
Total minimum lease revenues	78,452

The counterparty to the lease is a state-owned oil company which the Company has deemed to have a low credit risk.

13.	MARKETABLE SECURITIES

Marketable securities held by the Company are equity securities considered to be available-for-sale securities.

(in thousands of $)	2013	2012
Cost	2,707	1,378
Accumulated net unrealized gain (loss)	772	(143)
Fair value	3,479	1,235

During 2013, the Company received 108,069 shares in Avance Gas Holdings Limited ("Avance Gas") as a stock dividend from its investment in Frontline 2012.

During 2013, the Company received 8,766 shares in Knightsbridge Tankers Limited ("Knightsbridge") as partial settlement Restricted Stock Units ("RSU") granted by Knightsbridge to ICB Shipping (Bermuda ) Limited in its capacity as Manager. During 2012, the Company received 2,825 shares in Knightsbridge as partial settlement of RSUs. No payment was given for these shares and $0.06 million and $0.02 million was recorded in "Other income" in 2013 and 2012, respectively.

During 2011, the Company sold all of its securities held in Overseas Shipholding Group Inc. ("OSG") resulting in a loss of $3.4 million.

The net unrealized gain (loss) on marketable securities included in comprehensive income is $0.8 million (2012: $(0.1) million).

(in thousands of $)	2013	2012	2011
Proceeds from sale of available-for-sale securities	—	—	46,547
Realized loss on sale of securities	—	—	3,355

The cost of sale of available-for-sale marketable securities is calculated on an average cost basis. Realized gains and losses are recorded as gain on sale of securities in the consolidated statement of operations.

14.	TRADE ACCOUNTS RECEIVABLE, NET

Trade accounts receivable are presented net of allowance for doubtful accounts relating to freight and demurrage claims. Movements in the allowance for doubtful accounts in the three years ended December 31, 2013 may be summarized as follows;

(in thousands of $)
Balance at December 31, 2010	(1,144)
Additions charged to income	(3,343)
Balance at December 31, 2011	(4,487)
Additions charged to income	(6,033)
Deductions credited to income	663
Balance at December 31, 2012	(9,857)
Additions charged to income	(55)
Balance at December 31, 2013	(9,912)

15.	OTHER RECEIVABLES

(in thousands of $)	2013	2012
Agent receivables	5,065	3,332
Claims receivables	4,938	6,015
Other receivables	6,177	5,513
	16,180	14,860

Other receivables are presented net of allowances for doubtful accounts amounting to nil and nil as of December 31, 2013 and 2012, respectively.

16.	NEWBUILDINGS

The carrying value of newbuildings represents the accumulated costs which the Company has paid by way of purchase installments and other capital expenditures together with capitalized loan interest. Movements in the three years ended December 31, 2013 may be summarized as follows:

(In thousands of $)
Balance at December 31, 2010	224,319
Installments and newbuilding supervision fees paid	14,676
Interest capitalized	11,111
Cost of vessels assumed by Frontline 2012	(237,057)
Balance at December 31, 2011	13,049
Installments and newbuilding supervision fees paid	12,936
Interest capitalized	928
Balance at December 31, 2012	26,913
Installments and newbuilding supervision fees paid	572
Interest capitalized	2,183
Balance at December 31, 2013	29,668

During 2011, the Company sold five SPCs, which together owned five VLCC newbuilding contracts, to Frontline 2012. Interest capitalized in respect of these contracts was $10.4 million of the $11.1 million capitalized in total in 2011.

17.	VESSELS AND EQUIPMENT

Movements in the three years ended December 31, 2013 may be summarized as follows:

(in thousands of $)	Cost	Accumulated Depreciation	Net Carrying Value
Balance at December 31, 2010	1,608,840	(178,716)	1,430,124
Purchase of vessels and equipment	56,591	—
Transfers from vessels under capital lease	53,733	—
Disposal of vessels to Frontline 2012	(927,009)	62,144
Disposal of vessels and equipment (excluding to Frontline 2012)	(332,495)	156,560
Other movements	(348)	179
Depreciation	—	(65,744)
Impairment loss	—	(121,443)
Balance at December 31, 2011	459,312	(147,020)	312,292
Purchase of vessels and equipment	730	—
Disposal of vessels and equipment	(51,960)	40,290
Other movements	443	(341)
Depreciation	—	(18,508)
Balance at December 31, 2012	408,525	(125,579)	282,946
Purchase of vessels and equipment	374	—
Other movements	(531)	449
Depreciation	—	(18,434)
Balance at December 31, 2013	408,368	(143,564)	264,804

At December 31, 2013, the Company owned nine vessels, including three vessels owned by subsidiaries accounted for under the equity method (2012: nine vessels, including three vessels owned by subsidiaries accounted for under the equity method).

In March 2012 the Company sold its 1993-built double hull Suezmax tanker, Front Alfa.

During 2011, the Company sold ten subsidiaries, each holding one vessel, to Frontline 2012. Additionally, the Company recorded an impairment loss of $121.4 million during 2011 in respect of five double hull Suezmax tankers of which four had been sold by December 31, 2011. The Company also sold one vessel and chartered in the vessel from the new owners for two years at a rate of $35,000 per day. One VLCC double hull vessel, which had previously been accounted for as vessel under capital lease was purchased during 2011 for $56.1 million and concurrently sold and chartered back from the new owners at a rate of per $32,500 day. One VLCC double hull vessel, which had previously been accounted for as vessel under capital lease was purchased during 2011.

18.	VESSELS UNDER CAPITAL LEASE, NET

Movements in the three years ended December 31, 2013 may be summarized as follows:

(in thousands of $)	Cost	Accumulated Depreciation	Net Carrying Value
Balance at December 31, 2010	2,314,915	(887,389)	1,427,526
Disposals	(153,136)	87,678
Transfers to vessels and equipment	(88,000)	34,267
Lease modification	—	(156,310)
Depreciation	—	(129,853)
Balance at December 31, 2011	2,073,779	(1,051,607)	1,022,172
Disposals	(110,625)	100,806
Impairment loss	(32,042)	—
Lease modification	9,115	—
Depreciation	—	(96,337)
Balance at December 31, 2012	1,940,227	(1,047,138)	893,089
Disposals	(159,016)	155,848
Impairment loss	(153,508)	49,784
Depreciation	—	(81,389)
Balance at December 31, 2013	1,627,703	(922,895)	704,808

The outstanding obligations under capital leases are payable as follows:

(in thousands of $)
Year ending December 31,
2014	95,663
2015	94,373
2016	158,300
2017	121,442
2018	115,283
Thereafter	474,621
Minimum lease payments	1,059,682
Less: imputed interest	(270,334)
Present value of obligations under capital leases	789,348

As of December 31, 2013, the Company held 24 vessels under capital leases (2012: 28 vessels), of which 20 (2012: 24 vessels) are leased from Ship Finance. These leases are for initial terms that range from 12 to 22 years. The remaining periods on these leases at December 31, 2013 range from 2 to 13 years.

Four of these vessels (2012: four) are leased by the Company from special purpose lessor entities which, were established and are owned by independent third parties who provide financing through debt and equity participation. Each entity owns one vessel, which is leased to the Company, and has no other activities. Prior to the adoption of ASC 810, these special purpose entities were not consolidated by the Company. The Company has determined that these entities are variable interest entities. The determination of the primary beneficiary of a variable interest entity requires knowledge of the participations in the equity of that entity by individual and related equity holders. Our lease agreements with the leasing entities do not give us any right to obtain this information and the Company has been unable to obtain this information by other means. Accordingly the Company is unable to determine the primary beneficiary of these leasing entities. As of December 31, 2013, the original cost to the lessor of the assets under such arrangements was $258.0 million (2012: $258.0 million). As of December 31, 2013 and 2012, the Company's residual value guarantees associated with these leases, which represent the maximum exposure to loss, are $36.0 million.

Put options on vessels leased under leases classified as capital leases are recorded as part of the lease's minimum lease payments. Lease liabilities are amortized so that the remaining balance at the date the put option becomes exercisable is equal to the put option amount. An additional liability is recognized based on the amount, if any, by which the put option price exceeds the fair market value of the related vessel. As of December 31, 2013 no such additional liability had arisen. On December 30, 2011, the Company agreed to a rate reduction on all these vessels whereby the Company will pay a reduced rate and an additional amount (contingent rental expense) dependent on the actual market rate. The contingent rental (income) expense recorded on these vessels arises when the actual rate paid by the Company fluctuates from the minimum lease rentals. Annual renewals which were at the owners option were replaced with a fixed term of January 1, 2012 to December 31, 2015 and the purchase options that the Company had previously held were removed. A profit share payment will be due at the end of the lease based on 25% of the excess of the aggregate of market index rates over the aggregate of the original rates. As a result of the reassessment of leases whereby all four leases remained as capital leases, capital lease obligations have reduced by $29.8 million, with a corresponding reduction in vessels under capital lease in 2011. In 2013 and 2012 a total profit share of nil was recorded. The following table discloses information about the Company's activity with these non-consolidated lessor entities in the three year period ended December 31, 2013:

(in thousands of $)	2013	2012	2011
Exercise of purchase option	—	—	56,090
Repayments of principal obligations under capital leases	12,260	11,665	56,113
Contingent rental (income) expense	(7,761)	2,436	—
Interest expense for capital leases	5,389	6,301	11,248
Deferred lease obligation	—	3,795	—

The lessor has options to put these vessels to the Company at the end of the lease term. Gains arising from the sale and leaseback transactions have been deferred and are being amortized over the lease terms.

In March 2011, the Company exercised its option to purchase the VLCC Front Eagle and simultaneously sold the vessel for $67.0 million, with delivery in the second quarter of 2011, and leased back under a two year operating lease. The transaction was accounted for as a sale and leaseback transaction. Deferred gains of $2.3 million, $7.2 million and $4.3 million were recognized in 2013, 2012 and 2011, respectively. In addition, a gain on sale of $3.2 million was recorded in 2011. There was no unamortized deferred gain at December 31, 2013.

In July 2011, the lease agreement between Holyrood Shipping Plc, a subsidiary of ITCL, and Dresdner Kleinwort Leasing was terminated and the outstanding lease obligation of $75.7 million was settled in full using restricted cash. The vessel was sold to another subsidiary of ITCL and was, therefore, transferred from leased to owned vessels at net book value.

At December 31, 2013, the Company has five double hull Suezmax tankers and 15 double hull VLCCs on long-term fixed rate leases with Ship Finance which expire from 2018-2027 dependent upon the age of the vessels. The leases contain no optional termination periods, purchase options or put options. In 2013, the Company recorded an impairment loss of $103.7 million in respect of three VLCCs. The leases on two vessels, Front Champion and Golden Victory, were terminated in November 2013. The lease on one Suezmax tanker, Front Pride, was terminated in March 2013, an impairment charge of $4.7 million was recognized in 2012 in respect of this vessel.

In 2012, the Company recorded an impairment loss of $32.0 million, of which $27.3 million was recorded as part of discontinued operations. This loss was in respect of four OBO vessels and one double hull Suezmax, three of these OBO vessels had been disposed of by December 31, 2012. In December 2012, Ship Finance and the Company agreed to terminate the lease of the OBO vessel Front Guider at the end of its current voyage. This was treated as a lease modification in 2012. The lease was reassessed and remained a capital lease, capital lease obligations increased by $9.1 million, with a corresponding increase in vessels under capital lease. A lease termination payment of $10.8 million was paid on December 27, 2012. An impairment loss of $14.2 million was recorded in respect of Front Guider and this amount is included in the total impairment loss recorded in 2012 of $32.0 million.

In conjunction to the leases with Ship Finance, the Company has also entered into charter ancillary agreements whereby the Company agrees to pay Ship Finance a profit sharing payment equal to 20% of the charter revenues earned by the Company in excess of the daily base charterhire paid to Ship Finance. In December 2011, the Company and Ship Finance agreed to a rate reduction of $6,500 per day for all vessels leased from Ship Finance under long-term leases for a four year period that commenced on January 1, 2012. The Company paid Ship Finance up front compensation of $106.0 million on December 30, 2011, of which $50.0 million was a non-refundable prepayment of profit share and $56.0 million was a release of restricted cash serving as security for charter payments. The Company will compensate Ship Finance with 100% of any difference between the renegotiated rates and the average vessel earnings up to the original contract rates (contingent rental expense). At December 31, 2013, the contingent rental expense due to Ship Finance is nil (2012: $52.2 million). In addition, the profit share above the original threshold rates was increased from 20% to 25%. As a result of this, obligations under capital leases and vessels under capital leases have been reduced by $126.5 million at December 31, 2011. Obligations under capital leases have also been reduced by the $106.0 million compensation payment to Ship Finance. In the year ended December 31, 2013, total profit share due to Ship Finance was nil and so the $50.0 million non-refundable prepayment of profit share in December 2011 remains unchanged at December 31, 2013. Profit share will only be recognized in the financial statements when the accrued profit share is more than the non-refundable prepayment of profit share.

19.	EQUITY METHOD INVESTMENTS

As of December 31, the Company had the following participation in investments that are recorded using the equity method:

	2013	2012
CalPetro Tankers (Bahamas I) Limited	100%	100%
CalPetro Tankers (Bahamas II) Limited	100%	100%
CalPetro Tankers (IOM) Limited	100%	100%
Orion Tankers Ltd.	—	50%
Frontline 2012 Ltd.	5.4%	7.9%

In January 2013, the Company sold its 50% shareholding in Orion Tankers Ltd for book value of $242,000.

In January 2013, the Company paid $6.0 million for 1,143,000 shares in a private placement by Frontline 2012 of 59 million new ordinary shares at a subscription price of $5.25 per share. Following the private placement, the Company’s ownership in Frontline 2012 was reduced from 7.9% to 6.3%. The Company recognized a gain on the dilution of its ownership of $5.2 million in the first quarter of 2013, which is recognized in 'Equity gains (losses) of unconsolidated subsidiaries and associated companies'.

In September 2013, Frontline 2012 completed a private placement of 34.1 million new ordinary shares of $2.00 par value at a subscription price of $6.60. The Company did not participate in this private placement and its ownership decreased from 6.3% to 5.4%. The Company recognized a gain on the dilution of its ownership of $4.7 million in the third quarter of 2013.

In October 2013, Frontline 2012 paid a stock dividend of one share in Avance Gas for every 124.55 shares held in Frontline 2012. The Company received 108,069 shares valued at $1.3 million, which was credited against the investment and recorded in marketable securities.

At December 31, 2013, the quoted value of the Company's investment in Frontline 2012 was $109.9 million (2012: $59.5 million). The amount of retained earnings at December 31, 2013 that represents undistributed earnings of Frontline 2012 is $13.1 million (2012: $0.3 million).

Summarized financial statements of Frontline 2012 are as follows:

(in thousands of $)	2013	2012
Current assets	480,177	167,560
Non current assets	1,193,803	974,598
Current liabilities	108,852	11,837
Non current liabilities	501,971	640,894

(in thousands of $)	2013	2012	2011
Operating revenues	133,900	140,849	—
Net operating income (loss)	65,755	25,673	(130)
Net income (loss)	69,499	8,055	(130)

Dividends of $1.3 million were received from equity method investees in the year ended December 31, 2013 (2012: nil and 2011: $0.5 million).

The Company has determined it is not the primary beneficiary of the variable interest entities, CalPetro Tankers (Bahamas I) Limited ("CalPetro BI"), CalPetro Tankers (Bahamas II) Limited ("CalPetro BII") and CalPetro Tankers (IOM) Limited ("CalPetro IOM"), and as such, these entities are being accounted for under the equity method. These companies were incorporated in 1994 for the purpose of acquiring three oil tankers from Chevron Transport Corporation ("Chevron") and concurrently charter these vessels back to Chevron on long-term charter agreements. The companies were acquired by Independent Tankers Corporation ("ITC"), a wholly owned subsidiary of ITCL, which in turn is an 82.47% owned subsidiary of the Company. The Company does not guarantee the debt of these entities and the net assets of the three entities that are not consolidated total $1.1 million (2012: $1.6 million). The Company's exposure is limited to its share of the net assets of these three entities while the Chevron charters are still in place.

Summarized financial statements of investees of which the Company has determined it is not the primary beneficiary and accounts for under the equity method as of December 31, is as follows:

(in thousands of $)	2013	2012
Current assets	15,457	15,811
Non current assets	5,132	15,090
Current liabilities	9,981	10,229
Non current liabilities	9,525	19,051

(in thousands of $)	2013	2012	2011
Net operating revenues	1,651	2,473	3,295
Net operating income	1,353	2,155	2,912
Net loss	(538)	(544)	(600)

20.	DEFERRED CHARGES

(in thousands of $)	2013	2012
Debt arrangement fees	11,836	11,836
Accumulated amortization	(11,141)	(10,600)
	695	1,236

Debt arrangement fees of $4.9 million relating to the credit facilities that were assumed by Frontline 2012 were written off during 2011 as loan interest expense.

21.	ACCRUED EXPENSES

(in thousands of $)	2013	2012
Voyage expenses	11,027	21,121
Ship operating expenses	5,614	6,314
Administrative expenses	1,297	3,685
Interest expense	12,429	11,643
Taxes	325	300
Contingent rental expense	2,615	—
Other	94	681
	33,401	43,744

22.	OTHER CURRENT LIABILITIES

(in thousands of $)	2013	2012
Accrued charter hire	400	322
Deferred gain on sale and leaseback	1,287	3,609
Other	1,229	3,413
	2,916	7,344

23.	DEBT

(in thousands of $)	2013	2012
U.S. dollar denominated fixed rate debt:
4.5% convertible bond due 2015	190,000	215,000
7.84% to 8.04% First Preferred Mortgage Term Notes	279,480	268,992
Unamortized discount on issuance of 7.84% First Preferred Mortgage Term Notes	(10,402)	—
Total U.S. dollar fixed rate debt	459,078	483,992
Less: current portion of long-term debt	(22,706)	(20,700)
Long term portion of debt	436,372	463,292

Movements in debt in each of the three years ended December 31, 2013, maybe summarized as follows:

(in thousands of$)
Balance at December 31, 2010	1,364,358
Loan drawdowns	72,000
Loan repayments	(256,527)
Assumed by Frontline 2012	(666,318)
Balance at December 31, 2011	513,513
4.5% convertible bond buy-back	(10,000)
Loan repayments	(19,521)
Balance at December 31, 2012	483,992
4.5% convertible bond buy-back	(25,000)
Loan repayments	(21,531)
Issuance of 7.84% First Preferred Mortgage Term Notes	32,019
Discount on issuance of 7.84% First Preferred Mortgage Term Notes	(12,222)
Amortization of discount on issuance of 7.84% First Preferred Mortgage Term Notes	1,820
Balance at December 31, 2013	459,078

4.5% Convertible Bonds due 2015
In March 2012, the Company purchased $10.0 million notional value of its convertible bonds for a purchase price of $5.4 million. The Company recognized a gain of $4.6 million, included in Other non-operating items, in the first quarter of 2012. After the purchase, the Company held 4.4% of the convertible bonds outstanding. The convertible bonds have been presented net of the bonds owned.

In October 2013, the Company exchanged $25.0 million notional value of its convertible bonds for an aggregate of 6,474,827 shares and a cash payment of $2.25 million. As the conversion was agreed at more favorable terms than the original bond, this was treated as an inducement and the Company recognized $12.7 million, being the difference between the fair value of the original conversion rights compared with the fair value of the induced conversion terms, as a debt conversion expense in 2013.

7.84% First Preferred Mortgage Term Notes
In July and August 2008, ITCL purchased three tranches of the Windsor Petroleum Transport Corporation 7.84% term notes on the open market. In 2013, ITCL sold its full holding of the term notes, for net proceeds of $19.8 million. The difference of $12.2 million between the outstanding principal balance of $32.0 million and the net proceeds is recorded as a discount on issuance of debt. This discount is being amortized over the period of the term notes and $1.8 million was recorded as interest expense in 2013. The effective interest rate of the debt discount is 7.84%. At December 31, 2012 the bonds that had been repurchased were presented net of the bonds owned by ITCL.

The outstanding debt as of December 31, 2013 is repayable as follows:

(in thousands of $)
Year ending December 31,
2014	22,706
2015	214,909
2016	27,289
2017	29,850
2018	32,619
Thereafter	131,705
459,078

 U.S. DOLLAR DENOMINATED FIXED RATE DEBT

4.5% Convertible Bonds due 2015

On March 26, 2010, the Company announced the private placement of $225 million of convertible bonds and the offering of the bonds closed on April 14, 2010. The senior, unsecured convertible bonds have an annual coupon of 4.50%, which is paid quarterly in arrears and had a conversion price of $39.00. The bonds may be converted to the Company's Ordinary Shares by the holders at anytime up to 10 banking days prior to April 14, 2015. The reference price has been set at $29.7784 (NOK 180.0045). The applicable USD/NOK exchange rate has been set at 6.0448. The Company declared a dividend of $0.75 per share on May 21, 2010. The conversion price was adjusted from $39.00 to $38.0895 effective June 2, 2010 which was the date the shares traded ex-dividend. The Company declared a dividend of $0.75 per share on August 27, 2010. The conversion price was adjusted from $38.0895 to $37.0483 per share effective September 8, 2010, which was the ex-dividend date. There was no adjustment to the conversion price for the dividend of $0.25 per share, which was paid on December 21, 2010. There is no adjustment to the conversion price where such adjustment would be less than 1% of the conversion price then in effect and any adjustment not required to be made shall be carried forward and taken into account in any subsequent adjustment. On February 22, 2011 the Company announced a dividend of $0.10 per share. The conversion price was adjusted from $37.0483 to $36.5567 per share effective March 7, 2011, which was the ex-dividend date. The company declared a dividend of $0.10 per share and $0.02 per share on May 24 and August 25, 2011 respectively. The bonds will be redeemed at 100% of their principal amount and will, unless previously redeemed, converted or purchased and cancelled, mature on April 14, 2015.The conversion price of the Company’s convertible bonds at December 31, 2013 and 2012 was $36.5567.

The Company has a right to redeem the bonds at par plus accrued interest at any time during the term of the loan, provided that 90% or more of the bonds issued shall have been redeemed or converted to shares. 5,197,406 new shares would be issued, if the bonds were converted at the current price of $36.5567.

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

First Preferred Mortgage Term Notes
ITCL is the holding company for three separate structures involved in financing and leasing transactions. One of these structures has Serial Notes which matured in 2010 and all of these structures have First Preferred Mortgage Term Notes maturing between 2015 and 2021. The Notes are collateralized by first preferred mortgages on the vessels owned by the ITCL subsidiaries. As of December 31, 2013, the effective interest rate for the Term and Serial Notes was 7.91% (2012: 7.91%).

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

(in thousands of $) Year ending December 31,	Total Debt	Unamortized Discount	Net Debt
2014	24,855	(2,149)	22,706
2015	26,850	(1,941)	24,909
2016	29,025	(1,736)	27,289
2017	31,365	(1,515)	29,850
2018	33,895	(1,276)	32,619
Thereafter	133,490	(1,785)	131,705
	279,480	(10,402)	269,078

The Notes include certain covenants that, among other things, prohibit the separate structures from (i) incurring any indebtedness other than the existing Notes and obligations to the respective charterers, (ii) making any investments (other than the prescribed restricted investments), loans or advances outside the current structure or (iii) creating any liens other than to secure its obligations under the Notes and other relevant documents related to the Notes and leasing transactions. In addition, the debt outstanding in three entities, which are accounted for under the equity method, contain similar covenants and restrictions. The amounts of such restricted net assets for unconsolidated subsidiaries and consolidated subsidiaries as of December 31, 2013 is $41.5 million.

Assets pledged

(in thousands of $)	2013	2012
Vessels, net, held in ITCL	263,367	280,929
Restricted cash and investments	66,249	86,280

Assets pledged relate to the 7.84% and 8.04% First Preferred Mortgage Term Notes.

24.	SHARE CAPITAL

Authorized share capital:
(in thousands of $, except share data)	2013	2012
312,500,000 ordinary shares of $1.00 each (2012:125,000,000 ordinary shares of $2.50 each)	312,500	312,500
Issued and fully paid share capital:
(in thousands of $, except per share data)	2013	2012
86,511,713 ordinary shares of $1.00 each (2012: 77,858,502 ordinary shares of $2.50 each)	86,512	194,646

The Company's Ordinary Shares are listed on the New York Stock Exchange, the Oslo Stock Exchange and the London Stock Exchange.

A resolution was approved at the Company’s Special General Meeting on May 8, 2013, such that the issued and paid-up share capital of the Company be reduced from $194,646,255 to $77,858,502, with effect from May 14, 2013, by canceling the paid-up capital of $1.50 on each of the ordinary shares in issue so that each of the 77,858,502 shares of par value $2.50 shall have a par value of $1.00. It was also resolved that the amount of credit arising be credited to the additional paid in capital account of the Company and that the authorized share capital of the Company be maintained at $312,500,000 comprising 312,500,000 shares of $1.00 each.

In June 2013, the Company entered into an equity distribution agreement with Morgan Stanley & Co. LLC, ("Morgan Stanley") under which the Company may, at any time and from time to time, offer and sell new ordinary shares having aggregate sales proceeds of up to $40.0 million through Morgan Stanley in an at-the-market ("ATM") offering. During 2013, the Company issued 2,178,384 new ordinary shares under the program for gross proceeds of $6.2 million.

In October 2013, the Company exchanged $25.0 million of the outstanding principal amount of the Company's convertible bonds for an aggregate of 6,474,827 shares and a cash payment of $2.25 million. This resulted in an increase in additional paid in capital of $28.9 million.

A resolution was approved at the Company’s 2012 Annual General Meeting on September 21, 2012 such that the share premium account was reduced from $225.8 million to nil and the amount resulting from the reduction be credited to the Contributed Surplus account with immediate effect.

25.	ACCUMULATED OTHER COMPREHENSIVE LOSS

The activity in Accumulated Other Comprehensive Loss is summarized as follows:

(in thousands of $)	Unrealized investment (losses) gains	Translation adjustments	Total
Balance at December 31, 2010	226	(4,062)	(3,836)
Translation adjustment	—	(49)	(49)
Net unrealized losses on marketable securities	(894)	—	(894)
Balance at December 31, 2011	(668)	(4,111)	(4,779)
Translation adjustment	—	97	97
Net unrealized gains on marketable securities	527	—	527
Balance at December 31, 2012	(141)	(4,014)	(4,155)
Translation adjustment	—	(63)	(63)
Net unrealized gains on marketable securities	915	—	915
Balance at December 31, 2013	774	(4,077)	(3,303)

26.	SHARE OPTION PLANS

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

The Company granted no options during 2013 and 2012. In April 2011, the Company granted 145,000 share options to directors and employees. All options have a five year term and vest equally over three years from the date of grant.

The fair value of the newly granted option awards is estimated on the date of grant using a Black-Scholes option valuation model with the following assumptions:

2011
Risk free interest rate	1.35%
Expected life (years)	3.5
Expected volatility	62.27%
Expected dividend yield	0.00%

The risk-free interest rate was estimated using the interest rate on three-year U.S. treasury zero coupon issues.  The volatility was estimated using historical share price data. The dividend yield has been estimated at 0% as the exercise price is reduced by all dividends declared by the Company from the date of grant to the exercise date. It is assumed that 95% of all options granted in 2011 will vest.

The following summarizes share option transactions related to the Frontline Scheme:

(in thousands)	Number of Options	Weighted Average Exercise Price
Options outstanding as of December 31, 2010	650.7	NOK 131.65
Granted	145.0	NOK 131.10
Exercised	(6.7)	NOK 132.71
Forfeited	(49.3)	NOK 130.36
Options outstanding as December 31, 2011	739.7	NOK 130.46
Forfeited	(13.7)	NOK 130.46
Options outstanding as of December 31, 2012	726.0	NOK 130.46
Forfeited	(13.3)	NOK 130.46
Options outstanding as of December 31, 2013	712.7	NOK 130.46
Exercisable options as at:
December 31, 2013	670.9	NOK130.46
December 31, 2012	629.3	NOK130.46
December 31, 2011	396.5	NOK130.46

The weighted average exercise price is adjusted for dividends in accordance with the terms of the plan. The weighted average remaining contractual term for the options outstanding and exercisable at December 31, 2013, 2012 and 2011, is 1.5 years, 2.0 years and 3.0 years, respectively.

The grant date fair values of share options vested at December 31, 2013, 2012 and 2011 were $0.4 million, $2.5 million and $1.8 million, respectively.

The weighted average grant-date fair value of options granted during 2013 is nil (2012: nil per share, 2011: $10.42).

The intrinsic value of share options exercised in the years ended December 31, 2013, 2012 and 2011 was nil, nil and $0.04 million, respectively.

As at December 31, 2013, the intrinsic value of both outstanding and exercisable share options was nil (2012: nil).

As of December 31, 2013, there was $0.04 million (2012: $0.2 million) in unrecognized compensation cost related to non-vested options granted under the Frontline Scheme. The unrecognized compensation expense is to be recognized over a weighted average period of 0.25 years in accordance with vesting conditions, all of which relates to unvested options. Compensation expense recognized in the years ended December 31, 2013, 2012 and 2011 was $0.2 million, $0.8 million and $1.6 million, respectively.

27.	FINANCIAL INSTRUMENTS

Foreign currency risk
The majority of the Company's transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. Certain of the Company's subsidiaries report in Sterling, Singapore dollars and Norwegian kroner and risks of two kinds arise as a result:

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

Forward freight agreements
During 2013, the Company entered into forward freight agreements for speculative purposes. As of December 31, 2013, the Company had no contracts outstanding (2012: 24). The Company recorded a loss on forward freight agreements of $0.6 million and $1.7 million in 2013 and 2012, respectively, and a gain of $0.4 million in 2011 in "Mark to market (loss) gain on derivatives".

Fair Values
The carrying value and estimated fair value of the Company's financial instruments as of December 31, 2013 and 2012 are as follows:

	2013		2012
(in thousands of $)	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:
Cash and cash equivalents	53,759	53,759	137,603	137,603
Restricted cash and investments	68,363	68,363	87,506	87,506
Marketable securities	3,479	3,479	1,235	1,235
Liabilities:
7.84% to 8.04% First Preferred Mortgage Term Notes	269,078	200,077	268,992	191,846
4.5% Convertible Bond	190,000	140,315	215,000	120,131

The estimated fair value of financial assets and liabilities are as follows:

(in thousands of $)	2013 Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	53,759	53,759	—	—
Restricted cash and investments	68,363	68,363	—	—
Marketable securities	3,479	3,479	—	—
Liabilities:
7.84% to 8.04% First Preferred Mortgage Term Notes	200,077	—	200,077	—
4.5% Convertible Bond	140,315	—	140,315	—

(in thousands of $)	2012 Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	137,603	137,603	—	—
Restricted cash and investments	87,506	87,506	—	—
Marketable securities	1,235	1,235	—	—
Liabilities:
7.84% to 8.04% First Preferred Mortgage Term Notes	191,846	—	191,846	—
4.5% Convertible bond	120,131	—	120,131	—

The following methods and assumptions were used to estimate the fair value of each class of financial instrument;

Cash and cash equivalents – the carrying values in the balance sheet approximate their fair value.

Restricted cash and investments – the balances relate entirely to restricted cash and the carrying values in the balance sheet approximate their fair value.

Marketable securities – the fair values are based on quoted market prices.

At December 31, 2013 the estimated fair values of the 7.84% and 8.04% First Preferred Mortgage Term Notes are based on the quoted market price on the last significant trading of the Term Notes (level two per ASC Topic 820).

Convertible bond – quoted market prices are not available, however the bonds are traded "over the counter" and the fair value of bonds is based on the market price on offer at the year end.

Assets Measured at Fair Value on a Nonrecurring Basis
At December 31, 2012, the Suezmax tanker, Front Pride was measured at an estimated fair value of $3.3 million, which was determined using level two inputs being the carrying cost of the leased vessel less the impairment loss, which was calculated based on the estimated market value of the vessel less the estimated steel value of the vessel. At December 31, 2012, the OBO carrier, Front Guider, was measured at fair value $0.02 million, which was determined using level three inputs being the discounted expected cash flows from the leased vessel up to the termination of the lease.

At December 31, 2013, the VLCC Front Century was measured at fair value of $24.2 million, which was determined using level three inputs being the discounted expected cash flows from the leased vessel at June 30, 2013 of $25.8 million, less depreciation in the third and fourth quarter.

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

28.	RELATED PARTY TRANSACTIONS

The majority of the Company's leased vessels are leased from Ship Finance and Ship Finance is entitled to a profit share of the Company's earnings on these vessels under a Charter Ancillary Agreement. This profit share was increased from 20% to 25% with effect from January 1, 2012. A summary of leasing transactions with Ship Finance during the years ended December 31, 2013, 2012 and 2011 is as follows:

(in thousands of $)	2013	2012	2011
Charter hire paid (principal and interest): continuing operations	150,891	161,840	204,634
Charter hire paid (principal and interest): discontinued operations	434	14,492	44,188
Lease termination fees (expense) income: continuing operations	(5,204)	22,766	5,345
Lease termination fees (expense) income: discontinued operations	—	(24,543)	(22,449)
Compensation paid on lease amendment	—	—	106,000
Profit share expense: discontinued operations	—	—	482
Contingent rental expense: continuing operations	—	20,020	—
Contingent rental expense: discontinued operations	—	32,156	—
Remaining lease obligation	726,717	875,670	926,821

A summary of net amounts earned (incurred) from related parties, excluding the Ship Finance lease related balances above, for the years ended December 31, 2013, 2012 and 2011 are as follows:

(in thousands of $)	2013	2012	2011
Seatankers Management Co. Ltd	1,416	1,009	1,008
Golar LNG Limited	2,119	1,820	1,002
Ship Finance International Limited	5,094	4,261	4,660
Golden Ocean Group Limited	3,166	5,566	5,492
Bryggegata AS	(1,982)	(1,455)	(1,494)
Arcadia Petroleum Limited	7,962	5,423	34,977
Seadrill Limited	1,475	2,574	1,076
Archer Limited	410	390	906
Deep Sea Supply Plc	69	41	168
Aktiv Kapital ASA	40	21	136
VTN Shipping Inc	—	—	17,051
Orion Tankers Ltd	—	343	24
Frontline 2012 Ltd	7,410	(4,004)	—
North Atlantic Drilling Ltd	60	—	—
CalPetro Tankers (Bahamas I) Limited	54	51	63
CalPetro Tankers (Bahamas II) Limited	54	51	63
CalPetro Tankers (IOM) Limited	54	51	63

Net amounts earned from other related parties comprise charter hire, office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily rental for office space. In addition, the Company chartered in two vessels from Frontline 2012 on floating rate time charters during 2012 under which the charter hire expense was equal to the time charter equivalent earnings of the vessels. Both charters were terminated in December 2012.

A summary of short term balances due from related parties as at December 31, 2013 and 2012 is as follows:

(in thousands of $)	2013	2012
Receivables
Ship Finance International Limited	2,272	1,891
Seatankers Management Co. Ltd	394	342
Archer Ltd	8	778
Golar LNG Limited	942	755
Orion Tankers Ltd	—	250
Northern Offshore Ltd	13	13
Golden Ocean Group Limited	1,219	1,325
Seadrill Limited	1,478	1,253
Frontline 2012 Ltd	2,860	2,291
CalPetro Tankers (Bahamas I) Limited	14	13
CalPetro Tankers (Bahamas II) Limited	14	13
CalPetro Tankers (IOM) Limited	14	13
Deep Sea Supply Plc	4	—
Aktiv Kapital Ltd	6	—
Arcadia Petroleum Limited	174	106
North Atlantic Drilling Ltd	75	12
	9,487	9,055

A summary of short term balances due to related parties as at December 31, 2013 and 2012 is as follows:

(in thousands of $)	2013	2012
Payables
Ship Finance International Limited	(8,528)	(52,063)
Seatankers Management Co. Ltd	(506)	(257)
Golar LNG Limited	(155)	(101)
Golden Ocean Group Limited	(1,047)	(1,042)
Frontline 2012 Ltd	(1,183)	(423)
Aktiv Kapital Ltd	—	(34)
Deep Sea Supply Plc	—	(28)
	(11,419)	(53,948)

Receivables and payables with related parties comprise unpaid management, technical advisory, newbuilding supervision and technical management, administrative service and rental charges and charterhire payments. In addition, certain payables and receivables arise when the Company pays an invoice on behalf of a related party and vice versa. The payable with Ship Finance at December 31, 2012 included unpaid contingent rental expense and a lease termination fee. Receivables and payables with related parties are generally settled quarterly in arrears with the exception of profit share due to Ship Finance which is settled annually.

The long term related party balance is due to Ship Finance and is the remaining termination fee payable for the Front Champion and Golden Victory. The balance is being repaid using similar repayment terms to the original lease and incurs interest at 7.254%. Interest expense of $0.7 million has been recorded in 2013 and is included in the short term related party payable balance at the year end. The long term related party balance at December 31, 2013 is as follows:

(in thousands of $)	Total
7.254% Loan note payable due 2021 and 2022	79,017
Loan note repayments	(402)
Total loan note	78,615
Less: current portion of loan note (included in short term related party balance)	(6,017)
72,598

The note balance at December 31, 2013 is repayable as follows:

(in thousands of $)
Year ending December 31,
2014	6,017
2015	5,626
2016	9,200
2017	9,904
2018	10,647
Thereafter	37,221
78,615

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

The Company earned freights on chartering vessels to Arcadia in the amount of $7.5 million (2012: $5.0 million).

In January 2013, the Company received termination payments from Ship Finance in the aggregate amount of $7.8 million in respect of the lease terminations for Titan Aries (now renamed Edinburgh) and recorded a gain on $7.6 million in the first quarter of 2013.

In January 2013, the Company paid $6.0 million for 1,143,000 shares in a private placement by Frontline 2012 of 59 million new ordinary shares at a subscription price of $5.25 per share. Following the private placement, the Company’s ownership in Frontline 2012 was reduced from 7.9% to 6.3%. The Company recognized a gain on the dilution of its ownership of $5.2 million in the first quarter of 2013.

In February 2013, the Company agreed with Ship Finance to terminate the long term charter party for the Suezmax tanker Front Pride and the charter party terminated on February 15, 2013. The Company made a compensation payment to Ship Finance of $2.1 million in March 2013 for the early termination of the charter and recorded a loss on the termination of the lease of $0.2 million in the first quarter of 2013.

In September 2013, Frontline 2012 completed a private placement of 34.1 million new ordinary shares of $2.00 par value at a subscription price of $6.60. The Company did not buy any of the shares and its ownership decreased from 6.3% to 5.4%. The Company recognized a gain on the dilution of its ownership of $4.7 million in the third quarter of 2013.

In October 2013, Frontline 2012 paid a stock dividend of one share in Avance Gas for every 124.55 shares held in Frontline 2012. The Company received 108,069 shares valued at $1.3 million, which was credited against the investment and recorded as a marketable security in the fourth quarter of 2013.

In October 2013, the Company agreed with Ship Finance, to terminate the long term charter parties for the VLCCs Front Champion and Golden Victory, and Ship Finance simultaneously sold the vessels to unrelated third parties. The charter parties were terminated in November 2013 upon the redelivery of the vessels to Ship Finance. The Company recorded an impairment loss of $88.1 million in 2013 and a net gain of $13.8 million in the fourth quarter of 2013 on the termination of these leases. The Company agreed to a compensation payment to Ship Finance of $89.9 million for the early termination of the charter parties, of which $10.9 million was paid upon termination and the balance was recorded as notes payable, with similar amortization profiles to the current lease obligations, with reduced rates until 2015 and full rates from 2016. Front Champion and Golden Victory had the highest charter rates among the vessels chartered in from Ship Finance and the level of compensation is a reflection of this.

In 2012, the Company received termination payments from Ship Finance in the aggregate amount of $22.2 million in respect of the lease terminations for Titan Orion (ex-Front Duke) and Ticen Ocean (now renamed Front Lady). The Company made lease termination payments to Ship Finance in 2012 in the aggregate amount of $32.6 million in respect of the lease terminations for the OBO vessels Front Striver, Front Rider, Front Climber, Front Viewer and Front Guider which have been included in discontinued operations.

In May 2012, the Company paid $13.3 million for 3,546,000 shares in a private placement by Frontline 2012 of 56 million new ordinary shares at a subscription price of $3.75 per share. Following the private placement, the Company’s ownership in Frontline 2012 was reduced from 8.8% to 7.9%. The Company recognized a gain on the dilution of its ownership of $0.7 million in the second quarter of 2012.

In 2011, the Company received termination payments from Ship Finance in the aggregate amount of $5.3 million in respect of the lease terminations for Front Ace and Ticen Sun (ex-Front Highness) and made termination payments to Ship Finance in the aggregate amount of $14.3 million in respect of the OBO vessel lease terminations for Front Leader and Front Breaker .

In September 2011, the Company negotiated the early termination of bare boat charters on three single hull VLCCs, Titan Orion (ex-Front Duke), Titan Aries (now renamed Edinburgh) and Ticen Ocean (now renamed Front Lady), which were being chartered in from Ship Finance. These three vessels were subsequently sold by Ship Finance. The Titan Orion (ex-Front Duke) was delivered, and the charter party with Ship Finance was terminated, on March 27, 2012. The Company received a compensation payment from Ship Finance of $10.6 million for the early termination of the charter. The Ticen Ocean (now renamed Front Lady) was delivered, and the charter party with Ship Finance was terminated, on November 27, 2012. The Company received a compensation payment from Ship Finance of $11.6 million for the early termination of the charter. The Titan Aries (now renamed Edinburgh) was delivered, and the charter party with Ship Finance was terminated, on February 16, 2013. Under the terms of the early termination of the bareboat charters, Ship Finance will pay the Company a termination fee in accordance with the charter ancillary agreement.

In October 2011, the Company sold the double hull Suezmax tanker, Front Hunter, to VTN Shipping Inc., a wholly owned subsidiary of Farahead Holdings Limited, and recognized a gain of $0.05 million in the fourth quarter of 2011.

In December 2011, Frontline completed a restructuring of the Company in which 15 subsidiaries were sold to Frontline 2012 Ltd, a related company that Frontline owns 8.8% of the share capital. At December 31, 2011, $10.5 million remains outstanding for working capital balances.

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

29.	DISPOSAL OF ASSETS

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

In March 2011, the Company exercised its option to purchase the VLCC Front Eagle, which was recorded as a vessel held under capital lease. The vessel was simultaneously sold for $67.0 million, with delivery in the second quarter of 2011, and leased in under a two year operating lease. A gain of $7.5 million was recognized in 2011, a gain of $7.2 million was recognized in 2012 and a gain of $2.3 million was recognized in 2013.

In April 2011, Ship Finance sold the OBO carrier Front Leader to a third party and as a result, terminated the Company's long-term lease for the vessel. The Company made a termination payment of $7.7 million. A loss on disposal of $9.3 million was recognized in 2011 and included in discontinued operations.

In May 2011, Ship Finance sold the OBO carrier Front Breaker to a third party and as a result, terminated the Company's long-term lease for the vessel. The Company made a termination payment of $6.6 million. A loss on disposal of $8.5 million was recognized in 2011 and included in discontinued operations.

In October 2011, Ship Finance sold the OBO carrier Front Striver to a third party and as a result, terminated the Company's long-term lease for the vessel. The Company made a termination payment of $8.1 million in 2012. A loss on disposal of $9.2 million was recognized in 2011, a further loss on disposal of $0.4 million was recognized in the second quarter of 2012 due to the write-off of inventory balances and included in discontinued operations.

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

In December 2011, the Company sold 15 wholly-owned SPCs, which together owned six VLCCs (Front Kathrine, Front Queen, Front Eminence, Front Endurance, Front Cecilie and Front Signe) including one on time charter, four Suezmax tankers (Northia, Front Odin, Naticina and Front Njord) and five VLCC newbuilding contracts to Frontline 2012, a related party, and recognized a loss of $307.0 million in the fourth quarter of 2011.

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

In June 2012, the Company agreed with Ship Finance to terminate the long term charter party for the OBO carrier Front Rider and that Ship Finance simultaneously sold the vessel. The charter party terminated on July 22, 2012. The Company recorded an impairment loss of $4.9 million in the second quarter of 2012 and recognized a loss on disposal of $0.1 million in the third quarter of 2012 included in discontinued operations.

In August 2012, the Company agreed with Ship Finance to terminate the long term charter party for the OBO carrier Front Climber and that Ship Finance simultaneously sold the vessel. The charter party terminated on October 15, 2012. The Company recorded an impairment loss of $4.2 million in the second quarter of 2012 and recognized a loss on disposal of $0.2 million in the fourth quarter of 2012 included in discontinued operations.

In October 2012, the Company agreed with Ship Finance to terminate the long term charter party for the OBO carrier Front Driver and that Ship Finance simultaneously sold the vessel. The charter party terminated on November 28, 2012. The Company recorded an impairment loss of $4.0 million in the second quarter of 2012 and recognized a loss on disposal of $0.8 million in the fourth quarter of 2012 included in discontinued operations.

In November 2012, the Company redelivered the Ticen Ocean (ex-Front Lady) to Ship Finance and the charter party for the vessel was terminated. The Company recorded a gain of $11.2 million in the fourth quarter of 2012, which is included in"Gain (loss) on sale of assets and amortization of deferred gains".

In December 2012, the Company agreed with Ship Finance to terminate the long term charter parties for the OBO carriers Front Viewer and Front Guider. The charter party on the Front Viewer terminated on December 18, 2012 and Ship Finance simultaneously sold the vessel. The charter party on the Front Guider terminated on March 13, 2013. As a result, the Company agreed to pay Ship Finance a termination fee of $23.5 million. The Company allocated $12.7 million of the termination payment to the Front Viewer and recorded loss of $16.5 million in the fourth quarter of 2012, which is included in "discontinued operations". $10.8 million was allocated to the Front Guider which was included as part of the lease modification. This resulted in a $9.1 million increase in both the asset value and lease obligation. The company recorded an impairment loss of $14.2 million in the fourth quarter of 2012 in respect of Front Guider which is included in discontinued operations.

In January 2013, the Company terminated the charter party for the single hull VLCC Titan Aries (ex-Edinburgh) and recorded a gain of $7.6 million in the first quarter of 2013 which is included in "Gain (loss) on sale of assets and amortization of deferred gains".

In February 2013, the Company agreed with Ship Finance to terminate the long term time charter for the Suezmax tanker Front Pride. The charter party terminated on February 15, 2013 and Ship Finance simultaneously sold the vessel. The Company made a termination payment of $2.1 million and recorded an impairment loss of $4.7 million in 2012 and a loss on disposal of $0.2 million in 2013 which is included in"Gain (loss) on sale of assets and amortization of deferred gains".

In November 2013, the Company agreed with Ship Finance, to terminate the long term charter parties for the VLCCs Front Champion and Golden Victory, and Ship Finance simultaneously sold the vessels to unrelated third parties. The charter parties were terminated in November 2013 upon the redelivery of the vessels to Ship Finance. The Company recorded an impairment loss of $88.1 million in 2013 and a net gain of $13.8 million on the termination of the leases in the fourth quarter of 2013. The Company agreed to a compensation payment to Ship Finance of $89.9 million for the early termination of the charter parties, of which $10.9 million was paid upon termination and the balance was recorded as notes payable.

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

Following the termination of the Company's P&I insurance relationship with Britannia Steam Ship Insurance Association Limited ("Britannia"), SEB issued a guarantee in April 2013 to Britannia at the Company's request in respect of possible claims on certain ships for any of the insurance years 2009/10, 2010/11, 2011/12 and 2012/13 up to a maximum aggregate liability of $1.7 million. As of December 31, 2013, the Company has placed $1.7 million (2012: nil) into a restricted bank account at SEB as support for the guarantee. The restricted deposit account and the guarantee amount were reduced to $0.4 million in January 2014. The guarantee expires on December 31, 2015.

As of December 31, 2013, the Company had four (2012: four) vessels that were sold by the Company at various times during the period from November 1998 to December 31, 2003, and leased back on charters that have initial periods ranging from eight to twelve and a half years including options on the lessor's side to extend the charters for periods that range up to five years. All of these charters are accounted for as capital leases. The lessor has options to put the vessels on the Company at the end of the lease terms. The total amount that the Company would be required to pay in 2015 under these put options with respect to these capital leases is $36.0 million (2012: $36.0 million).

As of December 31, 2013, Chevron charters three vessels on long-term bareboat charters and holds options to purchase each vessel for $1 per vessel on April 1, 2015.

As of December 31, 2013, the Company was committed to make newbuilding installments of $87.9 million in 2014.

As part of the Company's restructuring in December 2011, Frontline 2012 has agreed to fully reimburse and indemnify the Company for all payments made under any guarantees issued by the Company to the shipyard in connection with five VLCC newbuilding contracts acquired from the Company and to reimburse the Company for all costs incurred in connection with these guarantees. Two of the five contracts have been cancelled by Frontline 2012 and Frontline 2012 has received reimbursement of installments paid and accrued interest. The remaining three contracts have been cancelled by Frontline 2012 and are in arbitration. The Company has not recorded any liability in respect of these guarantees as the Company does not believe that it will be required to make any payments in relation to them.

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

Non-cash investing and financing activities in the year ended December 31, 2013 include; (i) a $79.0 million reduction in capital lease obligations and increase in related party payables resulting from the termination payment for Front Champion and Golden Victory being converted into a loan note, (ii) a $25.0 million reduction of the outstanding principal amount of the Company's 4.5% convertible bond for an aggregate of 6,474,827 shares and a cash payment of $2.25 million, and (iii) a $1.3 million increase in marketable securities and $1.3 million decrease in equity method investments resulting from the receipt of 108,069 shares in Avance Gas as a stock dividend from Frontline 2012.

Non-cash investing and financing activities in the year ended December 31, 2012 consist of a $9.1 million increase in capital lease obligations and vessels under capital lease resulting from a lease modifications.

Non-cash investing and financing activities in the year ended December 31, 2011 include (i) a $156.3 million reduction in capital lease obligations and vessels under capital lease resulting from lease modifications, and (ii) reductions of $666.3 million and $325.5 million in bank debt and outstanding newbuilding commitments, respectively, as a result of the sale of 15 SPCs to Frontline 2012.

32.	POOL REVENUES

Voyage charter revenues include pool earnings, which have been allocated on a net basis since these pools are responsible for paying voyage expenses and distribute net pool revenues to the participants. Pool earnings of nil, $35.9 million and $43.2 million have been included in voyage charter revenues in the years ended December 31, 2013, 2012 and 2011, respectively.

33.	SUBSEQUENT EVENTS

In January 2014, the Company increased the amount that may be raised from the ATM offering from up to$40.0 million to up to $100.0 million. The Company has issued 8,829,063 new ordinary shares under the program since December 31, 2013. 95,340,776 ordinary shares were outstanding as the date of this report.

In February 2014, Frontline 2012 announced a cash dividend for the fourth quarter of 2013 of $0.05 per share and the Company received $0.7 million.

In March 2014, the VLCC British Progress was redelivered to the Company from its bareboat charter and the vessel commenced trading in the spot market.

In March 2014, a subsidiary of ITCL entered into an agreement to sell the VLCC Ulysses (ex-Phoenix Voyager) to an unrelated third party. The vessel was delivered to the buyer on March 11, 2014 and the Company expects to record a loss of approximately $15.3 million in the first quarter of 2014.

Frontline Ltd.
Schedule I - Financial Information of Registrant
Condensed Statements of Operations for the years ended December 31, 2013, 2012 and 2011
(in thousands of $, except per share data)

	2013	2012	2011
Operating revenues
Other income	590	338	1,357
Total operating revenues	590	338	1,357
Loss on sale of assets	—	—	(306,972)
Operating expenses
Administrative expenses	2,961	3,995	5,742
Total operating expenses	2,961	3,995	5,742
Net operating loss	(2,371)	(3,657)	(311,357)
Other income (expenses)
Interest income	552	1,009	310
Interest expense	(10,581)	(10,125)	(10,125)
Foreign currency exchange gain (loss)	51	249	(60)
Loss on sale of securities	—	—	(3,128)
Debt conversion expense	(12,654)	—	—
Dividends received, net	86	134	113
Other non-operating items, net	(28)	(22)	3,361
Net other expenses	(22,574)	(8,755)	(9,529)
Net loss before equity in net loss of subsidiaries	(24,945)	(12,412)	(320,886)
Equity in net loss of subsidiaries	(163,564)	(70,342)	(208,715)
Net loss	(188,509)	(82,754)	(529,601)

See accompanying Notes.

Frontline Ltd.
Schedule I - Financial Information of Registrant
Condensed Consolidated Statements of Comprehensive Loss for the years ended December 31, 2013, 2012 and 2011
(in thousands of $)

	2013	2012	2011
Comprehensive loss, net of tax
Net loss	(188,509)	(82,754)	(529,601)
Unrealized gains (losses) from marketable securities	915	527	(894)
Foreign currency translation (losses) gains	(63)	97	(49)
Other comprehensive income (loss), net of tax	852	624	(943)
Comprehensive loss	(187,657)	(82,130)	(530,544)

See accompanying Notes.

Frontline Ltd.
Schedule I - Financial Information of Registrant
Condensed Consolidated Balance Sheets as of December 31, 2013 and 2012
(in thousands of $)

	2013	2012
ASSETS
Current Assets
Cash and cash equivalents	6,568	30,600
Restricted cash and investments	1,728	150
Marketable securities	3,373	1,220
Trade accounts receivable, net	18	62
Related party receivables	487	250
Other receivables	2,299	2,384
Prepaid expenses and accrued income	168	104
Total current assets	14,641	34,770
Long-term assets
Investments in and loans to affiliates, net	239,441	312,815
Deferred charges	696	1,236
Total assets	254,778	348,821
LIABILITIES AND (DEFICIT) EQUITY
Current liabilities
Related party payables	6,017	148
Trade accounts payable	279	159
Accrued expenses	2,487	3,081
Other current liabilities	268	758
Total current liabilities	9,051	4,146
Long-term liabilities
Long-term debt	200,000	225,000
Related party payables	72,610	—
Other long-term liabilities	69	—
Total liabilities	281,730	229,146
(Deficit) equity
Share capital (2013: 86,511,713 shares outstanding, par value $1.00. 2012: 77,858,502 shares outstanding, par value $2.50)	86,512	194,646
Additional paid in capital	149,985	821
Contributed surplus	474,129	474,129
Accumulated other comprehensive loss	(3,303)	(4,155)
Retained deficit	(734,275)	(545,766)
Total (deficit) equity attributable to Frontline Ltd.	(26,952)	119,675
Total liabilities and (deficit) equity	254,778	348,821

See accompanying Notes.

Frontline Ltd.
Schedule I - Financial Information of Registrant
Condensed Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011
(in thousands of $)

	2013	2012	2011
Net cash used in operating activities	(19,497)	(39,682)	(83,399)
Investing activities
Change in restricted cash	(1,578)	—	—
Dividends received from associated companies	—	—	511
Loans from (to) associated companies	250	(250)	—
Investment in associated companies	(6,001)	(13,298)	(25,047)
Proceeds from sale of investment in associated companies	242	—	—
Proceeds from sale of other assets	—	—	41,728
Proceeds from sale of shares in subsidiaries	—	—	128,882
Net cash (used in) provided by investing activities	(7,087)	(13,548)	146,074
Financing activities
Net proceeds from issuance of shares	4,802	—	—
Repayments of long-term debt	(2,250)	—	—
Cash dividends paid	—	—	(17,129)
Net cash provided by (used in) financing activities	2,552	—	(17,129)
Net (decrease) increase in cash and cash equivalents	(24,032)	(53,230)	45,546
Cash and cash equivalents at beginning of year	30,600	83,830	38,284
Cash and cash equivalents at end of year	6,568	30,600	83,830

Supplemental disclosure of cash flow information:
Interest paid	10,125	10,125	10,125
Income taxes paid	—	—	—

See accompanying Notes.

Frontline Ltd.
Schedule I - Financial Information of Registrant
Notes

Note 1—Basis of Presentation
In our financial statements, our investment in subsidiaries is stated at cost plus equity in the undistributed earnings of the subsidiaries. Our share of net income (loss) of our subsidiaries is included in net income (loss) using the equity method of accounting. The financial statements should be read in conjunction with our consolidated financial statements.

Note 2-Other
No cash dividend was paid to the registrant by subsidiaries for the years ended December 31, 2013 and December 31, 2012. A cash dividend of $0.3 million was paid to the registrant in the year ended December 31, 2011.