Form 20-F
period 2014-12-31
FRONTLINE LTD /
filed 2015-03-16
CIK 913290

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________________ to _________________
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________________________

Commission file number	001-16601

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

112,342,989 Ordinary Shares, Par Value $1.00 Per Share

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

In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in the supply and demand for vessels comparable to ours, changes in world wide oil production and consumption and storage, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, our ability to obtain financing and comply with the restrictions and other covenants in our financing arrangements, availability of skilled workers and the related labor costs, compliance with governmental, tax, environmental and safety regulation, any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) or other applicable regulations relating to bribery, general economic conditions and conditions in the oil industry, effects of new products and new technology in our industry, the failure of counter parties to fully perform their contracts with us, our dependence on key personnel, adequacy of insurance coverage, our ability to obtain indemnities from customers, changes in laws, treaties or regulations, the volatility of the price of our ordinary shares; our incorporation under the laws of Bermuda and the different rights to relief that may be available compared to other countries, including the United States, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission or Commission.

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

A. SELECTED FINANCIAL DATA

The selected statement of operations data of the Company with respect to the fiscal years ended December 31, 2014, 2013 and 2012 and the selected balance sheet data of the Company as of December 31, 2014 and 2013, have been derived from the Company's consolidated financial statements included herein and should be read in conjunction with such statements and the notes thereto. The selected statement of operations data with respect to the fiscal years ended December 31, 2011 and 2010 and the selected balance sheet data as of December 31, 2012, 2011 and 2010 have been derived from consolidated financial statements of the Company not included herein. The following table should also be read in conjunction with Item 5. "Operating and Financial Review and Prospects" and the Company's consolidated financial statements and notes thereto included herein. The Company's accounts are maintained in U.S. dollars.

	Fiscal year ended December 31,
	2014	2013	2012	2011	2010
(in thousands of $, except ordinary shares, per share data and ratios)
Statement of Operations Data (1) (2):
Total operating revenues	559,688	517,190	578,361	723,495	1,028,303
Total operating expenses	632,908	641,182	594,212	849,476	812,047
Net operating (loss) income	(48,600)	(100,434)	18,908	(406,784)	247,191
Net (loss) income from continuing operations	(171,660)	(189,878)	(71,231)	(530,741)	114,091
Net (loss) income from discontinued operations	—	(1,204)	(12,544)	1,731	50,131
Net (loss) income	(171,660)	(191,082)	(83,775)	(529,010)	164,004
Net (loss) income attributable to Frontline Ltd.	(162,938)	(188,509)	(82,754)	(529,601)	161,407
Basic (loss) income per share from continuing operations, excluding loss attributable to noncontrolling interest ($)	$(1.63)	$(2.35)	$(0.90)	$(6.82)	$1.43
Diluted (loss) income per share from continuing operations, excluding loss attributable to noncontrolling interest ($)	$(1.63)	$(2.35)	$(0.90)	$(6.82)	$1.33
Basic (loss) income per share attributable to Frontline Ltd. ($)	$(1.63)	$(2.36)	$(1.06)	$(6.80)	$2.07
Diluted (loss) income per share attributable to Frontline Ltd. ($)	$(1.63)	$(2.36)	$(1.06)	$(6.80)	$2.01
Cash dividends per share declared ($)	$—	$—	$—	$0.22	$2.00

	Fiscal year ended December 31,
	2014	2013	2012	2011	2010
(in thousands of $, except ordinary shares and ratios)
Balance Sheet Data (at end of year) (2)(3):
Cash and cash equivalents	64,080	53,759	137,603	160,566	176,639
Newbuildings	15,469	29,668	26,913	13,049	224,319
Vessels and equipment, net	56,624	264,804	282,946	312,292	1,430,124
Vessels and equipment under capital lease, net	550,345	704,808	893,089	1,022,172	1,427,526
Investment in unconsolidated subsidiaries and associated companies	60,000	58,658	40,633	27,340	3,408
Total assets	962,179	1,367,605	1,688,221	1,840,569	3,797,920
Short-term debt and current portion of long-term debt	165,357	22,706	20,700	19,521	173,595
Current portion of obligations under capital leases	78,989	46,930	52,070	55,805	193,379
Long-term debt	27,500	436,372	463,292	493,992	1,190,763
Obligations under capital leases	564,692	742,418	898,490	957,431	1,336,908
Share capital	112,343	86,512	194,646	194,646	194,646
Total (deficit) equity attributable to Frontline Ltd.	(70,981)	(26,952)	119,675	200,984	747,133
Ordinary shares outstanding	112,342,989	86,511,713	77,858,502	77,858,502	77,858,502
Weighted average ordinary shares outstanding	99,938,586	79,750,505	77,858,502	77,858,502	77,858,502
Other Financial Data:
Equity to assets ratio (percentage) (4)	(7.4)%	(2.0)%	7.1%	10.9%	19.7%
Debt to (deficit) equity ratio (5)	(11.8)	(46.3)	12.0	7.6	3.9
Price earnings ratio (6)	(1.5)	(1.6)	(3.1)	(0.6)	12.3
Time charter equivalent revenue (7)	235,546	191,695	282,731	411,002	731,092

Notes:

1.
The Company terminated the lease on its final OBO carrier in March 2013 at which time it recorded the results of its OBO carriers as discontinued operations. The statement of operations data for all years presented above has been presented on a comparable basis.

2.
The Company completed a restructuring of its business in December 2011 (see description below in Item 4-A. History and Development of the Company), which involved the sale of 15 wholly-owned special purpose companies (which owned six VLCCs, including one on time charter, four Suezmax tankers and five newbuilding contracts) to an equity method investee of the Company, and the renegotiation of the majority of the Company's charter parties relating to vessels chartered in by the Company. A summary of the major changes to the balance sheet at December 31, 2011  is as follows;

a.	The net book value of 'Vessels and equipment, net' was reduced by $864.9 million.

b.	The net book value of 'Vessels and equipment under capital lease, net' was reduced by $156.3 million.

c.
Capital lease obligations with Ship Finance International Limited (NYSE: SFL), a related party, or Ship Finance, were reduced by $232.5 million and capital lease obligations with other counter parties, not related to the Company, were reduced by $29.8 million.

d.	Bank debt was eliminated.

e.	The net book value of 'Newbuildings' was reduced by $237.1 million.

f.	Newbuilding commitments were reduced by $325.5 million.

3.
In July 2014, the Company de-consolidated the Windsor group (see description below in Item 4-A. History and Development of the Company) and removed restricted cash balances of $17.9 million, other current assets of $28.1 million, vessels of $174.8 million, other current liabilities of $28.6 million and debt of $179.8 million from its balance sheet.

4.	Equity-to-assets ratio is calculated as total equity attributable to Frontline Ltd. divided by total assets.

5.
Debt-to-(deficit) equity ratio is calculated as total interest bearing current and long-term liabilities, including obligations under capital leases, divided by total (deficit) equity attributable to Frontline Ltd..

6.	Price earnings ratio is calculated by dividing the closing year end share price by basic earnings per share.

7.	A reconciliation of time charter equivalent revenues to total operating revenues as reflected in the consolidated statements of operations is as follows:

	2014	2013	2012	2011	2010
(in thousands of $)
Total operating revenues	559,688	517,190	578,361	723,495	1,028,303
Less:
Other income	(37,775)	(25,754)	(25,785)	(20,969)	(20,678)
Voyage expense	(286,367)	(299,741)	(269,845)	(291,524)	(276,533)
Time charter equivalent revenue	235,546	191,695	282,731	411,002	731,092

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

•	currency exchange rates;

•	weather and acts of God and natural disasters;

•	competition from alternative sources of energy and from other shipping companies and other modes of transport;

•	international sanctions, embargoes, import and export restrictions, nationalizations, piracy and wars; and

•	regulatory changes including regulations adopted by supranational authorities and/or industry bodies, such as safety and environmental regulations and requirements by major oil companies.

The factors that influence the supply of tanker capacity include:

•	current and expected purchase orders for tankers;

•	the number of tanker newbuilding deliveries;

•	any potential delays in the delivery of newbuilding vessels and/or cancellations of newbuilding orders;

•	the scrapping rate of older tankers;

•	the successful implementation of the phase-out of single-hull tankers;

•	technological advances in tanker design and capacity;

•	tanker freight rates, which are affected by factors that may affect the rate of newbuilding, swapping and laying up of tankers;

•	port and canal congestion;

•	price of steel and vessel equipment;

•	conversion of tankers to other uses or conversion of other vessels to tankers;

•	the number of tankers that are out of service; and

•	changes in environmental and other regulations that may limit the useful lives of tankers.

The factors affecting the supply and demand for tankers have been volatile and are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable, including those discussed above. While market conditions have improved since the global financial crisis in 2008, continued volatility may reduce demand for transportation of oil over longer distances and increase supply of tankers to carry that oil, which may have a material adverse effect on our business, financial condition, results of operations, cash flows, ability to pay dividends and existing contractual obligations.

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

Any decrease in shipments of crude oil may adversely affect our financial performance

The demand for our oil tankers derives primarily from demand for Arabian Gulf, West African, North Sea and Caribbean crude oil, which, in turn, primarily depends on the economies of the world's industrial countries and competition from alternative energy sources. A wide range of economic, social and other factors can significantly affect the strength of the world's industrial economies and their demand for crude oil from the mentioned geographical areas. Any decrease in shipments of crude oil from the above mentioned geographical areas would have a material adverse effect on our financial performance. Among the factors which could lead to such a decrease are:

•	increased crude oil production from other areas;

•	increased refining capacity in the Arabian Gulf or West Africa;

•	increased use of existing and future crude oil pipelines in the Arabian Gulf or West Africa;

•	a decision by Arabian Gulf or West African oil-producing nations to increase their crude oil prices or to further decrease or limit their crude oil production;

•	armed conflict in the Arabian Gulf and West Africa and political or other factors; and

•	the development, availability and the costs of nuclear power, natural gas, coal and other alternative sources of energy.

In addition, volatile economic conditions affecting the United States and world economies may result in reduced consumption of oil products and a decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our earnings and our ability to pay dividends.

An over-supply of tanker capacity may lead to reductions in charter rates, vessel values and profitability

In recent years, shipyards have produced a large number of new tankers. If the capacity of new vessels delivered exceeds the capacity of tankers being scrapped and converted to non-trading tankers, tanker capacity will increase. If the supply of tanker capacity increases and the demand for tanker capacity does not increase correspondingly, charter rates could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our results of operations, our ability to pay dividends and our compliance with current or future covenants in any of our agreements.

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

Volatile economic conditions throughout the world could have an adverse impact on our operations and financial results

The world economy continues to face a number of challenges, including turmoil and hostilities in the Middle East, North Africa and other geographic areas and continuing economic weakness in the European Union. There has historically been a strong link between the development of the world economy and demand for energy, including oil and gas. An extended period of deterioration in the outlook for the world economy could reduce the overall demand for oil and gas and for our services. While market conditions have improved, continued adverse and developing economic and governmental factors, together with the concurrent volatility in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition and cash flows, and could cause the price of our ordinary shares to decline.

The European Union continues to experience relatively slow growth and exhibit weak economic trends. Over the past six years, the credit markets in Europe have experienced significant contraction, de-leveraging and reduced liquidity. While credit conditions are beginning to stabilize, global financial markets have been, and continue to be, disrupted and volatile. Since 2008, lending by financial institutions worldwide remains at lower levels compared to the period preceding 2008.

The continued economic slowdown in the Asia Pacific region, especially in Japan and China, may exacerbate the effect on us of the recent slowdown in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China's GDP for the year ended December 31, 2014, is estimated to be around 7.4%, down from a growth rate of 7.7% for the year ended December 31, 2013, and remaining below pre-2008 levels. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future. Our financial condition and results of operations, as well as our future prospects, would likely be impeded by a continuing or worsening economic downturn in any of these countries.

The inability of countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position

As a result of the credit crisis in Europe, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In September 2012, the European Council established a permanent stability mechanism, the European Stability Mechanism, or the ESM, to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations. Potential adverse developments in the outlook for European countries could reduce the overall demand for oil cargoes and for our services. Market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flow.

The current state of the global financial markets and current economic conditions may adversely impact our ability to obtain financing on acceptable terms and otherwise negatively impact our business

Global financial markets and economic conditions have been, and continue to be, volatile. This volatility has negatively affected the general willingness of banks and other financial institutions to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels. The shipping industry, which is highly dependent on the availability of credit to finance and expand operations, has been and may continue to be negatively affected by this decline.

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

If the current global economic environment worsens, we may be negatively affected in the following ways:

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

Acts of piracy on ocean-going vessels could adversely affect our business

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Although the frequency of sea piracy worldwide decreased in 2014 as compared to 2013, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea, with tankers particularly vulnerable to such attacks. If these piracy attacks occur in regions in which our vessels are deployed that insurers characterize as "war risk" zones or by the Joint War Committee as "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ on-board security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, cash flows, financial condition and ability to pay dividends and may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.
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

Our vessels may call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, which could adversely affect our reputation and the market for our ordinary shares

From time to time on charterers' instructions, our vessels may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the U.S. government as state sponsors of terrorism, such as Cuba, Iran, Sudan and Syria. In the past, certain of our vessels have made port calls to Iran, however, none of our vessels made any port calls to Iran during 2014. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. With effect from July 1, 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to companies, such as ours, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, on May 1, 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.

On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the “Joint Plan of Action” (“JPOA”). Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the U.S. and EU would voluntarily suspend certain sanctions for a period of six months. On January 20, 2014, the U.S. and E.U. indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures included, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014. The U.S. initially extended the JPOA until November 24, 2014, and it has since extended it until June 30, 2015.

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

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel's machinery may be placed on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. We expect our vessels to be on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be dry docked every two and a half to five years for inspection of its underwater parts.

Compliance with the above requirements may result in significant expense. If any vessel does not maintain its class or fails any annual, intermediate or special survey, the vessel will be unable to trade between ports and will be unemployable, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

We are subject to complex laws and regulations, including environmental laws and regulations that can adversely affect our business, results of operations and financial condition

Our operations will be subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, European Union regulations, the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Clean Air Act, the U.S. Clean Water Act, the International Maritime Organization, or IMO, International Convention on Civil Liability for Oil Pollution Damage of 1969, generally referred to as CLC, the IMO International Convention on Civil Liability for Bunker Oil Pollution Damage, the IMO International Convention for the Prevention of Pollution from Ships of 1973, generally referred to as MARPOL, the IMO International Convention for the Safety of Life at Sea of 1974, generally referred to as SOLAS, the IMO International Convention on Load Lines of 1966 and the U.S. Maritime Transportation Security Act of 2002, or the MTSA.  Compliance with such laws and regulations, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels.  Compliance with such laws and regulations may require us to obtain certain permits or authorizations prior to commencing operations.  Failure to obtain such permits or authorizations could materially impact our business results of operations, financial conditions and ability to pay dividends by delaying or limiting our ability to accept charterers.  We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. Additionally, we cannot predict the cost of compliance with any new regulations that may be promulgated as a result of the 2010 BP plc Deepwater Horizon oil spill in the Gulf of Mexico or other similar incidents in the future. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition.

The IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. To date, there has not been sufficient adoption of this standard for it to take force. Many of the implementation dates in the BWM Convention have already passed, so that once the BWM Convention enters into force, the period of installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems (BWMS). For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels constructed before the entry into force date “existing vessels” and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force of the convention. Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers. Although we do not believe that the costs of such compliance would be material, it is difficult to predict the overall impact of such a requirement on our operations.

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

If we fail to comply with international safety regulations, we may be subject to increased liability, which may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports

The operation of our vessels is affected by the requirements set forth in the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. If we fail to comply with the ISM Code, we may be subject to increased liability, including the invalidation of existing insurance or a decrease of available insurance coverage for our affected vessels and such failure may result in a denial of access to, or detention in, certain ports.

Maritime claimants could arrest one or more of our vessels, which could interrupt our cash flow

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien-holder may enforce its lien by "arresting" or "attaching" a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could result in a significant loss of earnings for the related off-hire period.

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

Risks Related to Our Business

We may be unable to comply with the covenants contained in our loan agreement, which could affect our ability to conduct our business

On June 27, 2014, we entered into a $60.0 million term loan agreement with Nordea Bank Norge ASA (“Nordea”), or the Loan Facility, to partially finance two Suezmax newbuildings. We drew down $30.0 million in the third quarter of 2014 for the vessel delivered in the second quarter of 2014 and drew down $30.0 million in January 2015 upon delivery of the second newbuilding. The Loan Facility contains various financial and other covenants. Additionally, the loan associated with our convertible bonds also imposes operating and negative covenants on us and our subsidiaries.

If we are not in compliance with our covenants and we are not able to obtain covenant waivers or modifications, our lenders could require us to post additional collateral, increase our interest payments or pay down our indebtedness to a level where we are in compliance with our loan covenants, or they could accelerate our indebtedness, which would impair our ability to continue to conduct our business. If our indebtedness is accelerated, we might not be able to refinance our debt or obtain additional financing and could lose our vessels if our lenders foreclose their liens. In addition, if we find it necessary to sell our vessels at a time when vessel prices are low, we will recognize losses and a reduction in our earnings, which could affect our ability to raise additional capital necessary for us to comply with our loan agreements.

We are dependent on the spot market and any decrease in spot market rates in the future may adversely affect our earnings and our ability to pay dividends

As of December 31, 2014, our tanker fleet consisted of 22 vessels and comprised 14 VLCCs (excluding the four vessels in the Windsor group, which were not consolidated at December 31, 2014) and eight Suezmax tankers, of which one Suezmax, Front Ull, is owned and the remaining 21 are chartered in. We also had one Suezmax newbuilding on order, Front Idun, a sister vessel of Front Ull, which was delivered in January 2015. Of our vessels, 18 vessels are currently employed in the spot market exposing us to fluctuations in spot market charter rates.

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

Our ability to renew the charters on our vessels on the expiration or termination of our current charters, or on vessels that we may acquire in the future, or the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the sectors in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the seaborne transportation of energy resources.

A drop in spot market rates may provide an incentive for some charterers to default on their charters, and the failure of our counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business

We have entered into various contracts, including charter parties with our customers, which subject us to counterparty risks. The ability of each of the counterparties to perform its obligations under a contract with us or contracts entered into on our behalf will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the shipping sector, the overall financial condition of the counterparty, charter rates received for tankers and the supply and demand for commodities. Should a counterparty fail to honor its obligations under any such contracts, we could sustain significant losses that could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to pay dividends.

When we enter into a time charter or bareboat charter, charter rates under that charter are fixed for the term of the charter.  If the spot market rates or short-term time charter rates in the tanker industry become significantly lower than the time charter equivalent rates that some of our charterers are obligated to pay us under our existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter. If our charterers fail to pay their obligations, we would have to attempt to re-charter our vessels, which if re-chartered at lower rates, may affect our ability to operate our vessels profitably and may affect our ability to comply with current or future covenants contained in our loan agreements.

Further, if the charterer of a vessel in our fleet that is used as collateral under any loan agreement enters into default on its charter obligations to us, such default may constitute an event of default under such loan agreement, which could allow the bank to exercise remedies under the loan agreement. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and compliance with current or future covenants in our loan agreements

Changes in the price of fuel, or bunkers, may adversely affect our profits

For vessels on voyage charters, fuel oil, or bunkers, is a significant, if not the largest, expense. Changes in the price of fuel may adversely affect our profitability to the extent we have vessels on voyage charters. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Despite lower fuel oil prices in the beginning of 2015, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

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

Further, our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather and other acts of God, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These hazards may result in death or injury to persons, loss of revenues or property, the payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships and market disruptions, delay or rerouting.

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

Our ability to obtain debt financing may be dependent on the performance of our then-existing charters and the creditworthiness of our charterers

We may incur additional bank debt in the future to fund, among other things, our general corporate purposes or the expansion of our fleet. The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the capital resources required to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain financing at anticipated costs or at all may materially affect our results of operation and our ability to implement our business strategy.

Because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels which may adversely affect our earnings, or could cause us to incur impairment charges

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

During the period a vessel is subject to a charter, we will not be permitted to sell it to take advantage of increases in vessel values without the charterers' agreement. If we sell a vessel at a time when ship prices have fallen, the sale may be at less than the vessel's carrying amount on our financial statements, with the result that we could incur a loss and a reduction in earnings. In addition, if we determine at any time that a vessel's future limited useful life and earnings require us to impair its value on our financial statements, that could result in a charge against our earnings and a reduction of our shareholders' equity. We recorded an impairment charge of $97.7 million in the year ended December 31, 2014, as compared to an impairment charge of $103.7 million in the year ended December 31, 2013 ($32.0 million, including $27.3 million recorded in discontinued operations, in the year ended December 31, 2012). It is possible that the market value of our vessels will continue to decline in the future and could adversely affect our ability to comply with current or future financial covenants contained in our loan agreements or other financing arrangements. Any impairment charges incurred as a result of declines in charter rates and other market deterioration could negatively affect our business, financial condition, operating results or the trading price of our ordinary shares.

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

Our time charters may limit our ability to benefit from any improvement in charter rates, and at the same time, our revenues may be adversely affected if we do not successfully employ our vessels on the expiration of our charters

As of December 31, 2014, one of our vessels was on time charter and four of our vessels have been contractually committed to time charters in 2015. While our time charters generally provide reliable revenues, they also limit the portion of our fleet available for spot market voyages during an upswing in the tanker industry cycle, when spot market voyages might be more profitable. By the same token, we cannot assure you that we will be able to successfully employ our vessels in the future at rates sufficient to allow us to operate our business profitably or meet our obligations. A decline in charter or spot rates or a failure to successfully charter our vessels could have a material adverse effect on our business, financial condition, results of operation and ability to pay dividends.

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

Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and cause disruption of our business

International shipping is subject to security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. Under the MTSA, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. These security procedures can result in delays in the loading, offloading or trans-shipment and the levying of customs duties, fines or other penalties against exporters or importers and, in some cases, carriers. Future changes to the existing security procedures may be implemented that could affect the tanker sector. These changes have the potential to impose additional financial and legal obligations on carriers and, in certain cases, to render the shipment of certain types of goods uneconomical or impractical. These additional costs could reduce the volume of goods shipped, resulting in a decreased demand for vessels and have a negative effect on our business, revenues and customer relations.

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

Risks Related to Our Company

We cannot assure you that we will be able to repay our convertible bond loan, which matures in April 2015

While the Company believes it will be able to repay all of the outstanding borrowings under its convertible bond loan when they are due in April 2015 from cash on hand and committed bridge financing against shares in Frontline 2012, which were val ued at approximately $75 million as of March 6, 2015, the Company cannot assure you that it will be able to do so and cannot assure you that it will not be necessary to consider other financing alternatives to cover the convertible bond repayment, such as raising equity. These financing alternatives could adversely affect our business, results of operations, cash flow and financial condition.

We cannot assure you that we will be able to raise equity sufficient to meet our future capital and operating needs, and investors may experience significant dilution as a result of the ATM offering and future offerings

As of December 31, 2014, 15,013,184 of our ordinary shares have been sold for gross proceeds of $60.4 million pursuant to the equity distribution agreement entered into in connection with the at-the-market, or ATM offering. In January 2015 and February 2015, the Company issued 10,009,703 and 902,744 ordinary shares, respectively, pursuant to its equity distribution agreement generating gross proceeds on $37.2 million. Accordingly, we have the ability to raise an additional $52.4 million through sales under our ATM program. Based on an assumed offering price of $2.49 per share, which was the last reported closing price of our ordinary shares on the NYSE on March 6, 2015, we could offer an additional 21,044,177 ordinary shares, which as of December 31, 2014 represents an increase of approximately 28% in our issued and outstanding ordinary shares. Because the sales of the shares offered hereby will be made directly into the market or in negotiated transactions, the prices at which we sell these shares will vary and these variations may be significant. Purchasers of the shares we sell, as well as our existing shareholders, will experience significant dilution if we sell shares at prices significantly below the price at which they invested. In addition, we may offer additional ordinary shares in the future, which may result in additional significant dilution.

Furthermore, even if we raise the net proceeds discussed above, we cannot assure you that such proceeds will be sufficient to meet our ongoing capital and operating needs.

Incurrence of expenses or liabilities may reduce or eliminate distributions

Our policy is to make distributions to shareholders based on earnings and cash flow, and our dividends have fluctuated based on such factors. In 2014, we made no dividend distributions and we have not paid a dividend since the third quarter of 2011. The amount and timing of dividends will depend on our earnings, financial condition, cash position, Bermuda law affecting the payment of distributions and other factors.  However, we could incur other expenses or contingent liabilities that would reduce or eliminate the cash available for distribution by us as dividends.  In addition, the timing and amount of dividends, if any, is at the discretion of our Board of Directors, or Board. We cannot assure you that we will pay dividends.

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

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. The average age of our tanker fleet is approximately 13.5 years. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, including environmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions might not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

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

Hemen may be able to exercise significant influence over us and may have conflicts of interest with our other shareholders

As of March 6, 2015, Hemen Holding Ltd, or Hemen, a Cyprus holding company, which is indirectly controlled by trusts established by our Chairman and Chief Executive Officer, Mr. Fredriksen, for the benefit of his immediate family, owns approximately 21% of our outstanding ordinary shares. For so long as Hemen owns a significant percentage of our outstanding ordinary shares, it may be able to exercise significant influence over us and will be able to strongly influence the outcome of shareholder votes on other matters, including the adoption or amendment of provisions in our articles of incorporation or bye-laws and approval of possible mergers, amalgamations, control transactions and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, amalgamations, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our ordinary shares. Hemen, may not necessarily act in accordance with the best interests of other shareholders. The interests of Hemen may not coincide with the interests of other holders of our ordinary shares. To the extent that conflicts of interests may arise, Hemen may vote in a manner adverse to us or to you or other holders of our securities.

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

If labor interruptions are not resolved in a timely manner, they could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash

As of December 31, 2014, we employed approximately 118 people in our offices in Bermuda, London, Oslo, Singapore, India and the Philippines. We contract with independent ship managers to manage and operate our vessels, including the crewing of those vessels. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out as we expect and could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

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

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States shareholders will face adverse United States federal income tax consequences.  Under the PFIC rules, unless those shareholders make an election available under the United States Internal Revenue Code of 1986, as amended, or the Code (which election could itself have adverse consequences for such shareholders, as discussed below under "Taxation-United States Federal Income Tax Considerations"), such shareholders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our ordinary shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of our ordinary shares.  See "Taxation-United States Federal Income Tax Considerations-Passive Foreign Investment Company Status and Significant Tax Consequences" for a more comprehensive discussion of the United States federal income tax consequences to United States shareholders if we are treated as a PFIC.

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

We expect that we and each of our subsidiaries will qualify for this statutory tax exemption and we intend to take this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and become subject to United States federal income tax on our United States source shipping income.  For example, we would no longer qualify for exemption under Section 883 of the Code for a particular taxable year if certain non-qualified shareholders with a 5% or greater interest in our ordinary shares owned, in the aggregate, 50% or more of our outstanding ordinary shares for more than half the days during the taxable year.  Due to the factual nature of the issues involved, there can be no assurances on our tax-exempt status or that of any of our subsidiaries.

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

Our ordinary share price may be highly volatile and future sales of our ordinary shares could cause the market price of our ordinary shares to decline

Our ordinary shares commenced trading on the New York Stock Exchange in August 2001. We cannot assure you that an active and liquid public market for our ordinary shares will continue. The market price of our ordinary shares has historically fluctuated over a wide range and may continue to fluctuate significantly in response to many factors, such as actual or anticipated fluctuations in our operating results, changes in financial estimates by securities analysts, economic and regulatory trends, general market conditions, rumors and other factors, many of which are beyond our control. Since 2008, the stock market has experienced extreme price and volume fluctuations. If the volatility in the market continues or worsens, it could have an adverse effect on the market price of our ordinary shares and impact a potential sale price if holders of our ordinary shares decide to sell their shares.

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

Ship Finance

In October 2003, the Company established Ship Finance International Limited, or Ship Finance, in Bermuda. Through transactions executed in January 2004, the Company transferred to Ship Finance ownership of 46 vessel-owning entities each owning one vessel and its corresponding financing, and one entity owning an option to acquire a VLCC. The Company then leased these vessels back on long-term charters. Between May 2004 and March 2007, the Company distributed all of its shareholding in Ship Finance to its shareholders except for 73,383 shares, which represents 0.01% of Ship Finance's total shares.

Frontline 2012

On December 16, 2011, Frontline 2012 Ltd, or Frontline 2012, completed a private placement of 100,000,000 new ordinary shares of par value $2.00 per share at a subscription price of $2.85, raising $285.0 million in gross proceeds, subject to certain closing conditions. These conditions were subsequently fulfilled and Frontline 2012 was registered on the Norwegian over-the-counter market, or NOTC, in Oslo on December 30, 2011. The Company was allocated 8,771,000 shares, representing approximately 8.8% of the share capital of Frontline 2012 for which it paid consideration of $25.0 million. The Company has accounted for its investment in Frontline 2012 under the equity method. There are no discontinued operations associated with this transaction.

The Company is managing Frontline 2012 through its wholly owned subsidiary, Frontline Management (Bermuda) Ltd.

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

In September 2013, Frontline 2012 completed a private placement of 34.1 million new ordinary shares of $2.00 par value at a subscription price of $6.60. The Company did not buy any of the shares and its ownership decreased from 6.3% to 5.4%. The Company's ownership in Frontline 2012 has subsequently increased to 5.6% following Frontline 2012's purchase of own shares during 2014.

2011 Restructuring

On December 31, 2011, in conjunction with a Board approved restructuring plan to meet the challenges created by a very weak tanker market, the Company completed the sale of 15 wholly-owned special purpose companies, or SPCs, to Frontline 2012. These SPCs owned six VLCCs (Front Kathrine, Front Queen, Front Eminence, Front Endurance, Front Cecilie and Front Signe, one of which was on time charter), four Suezmax tankers (Front Thor, Front Odin, Naticina and Front Njord) and five VLCC newbuilding contracts. The SPCs were sold at fair market value of $1,120.7 million, which was the average of three independent broker valuations. As part of the transaction, Frontline 2012 assumed the obligation to pay $666.3 million in bank debt and $325.5 million in remaining commitments to the yard under the newbuilding contracts. The sale of these SPCs resulted in a loss of $307.0 million, which was recorded in 2011.

Following the Restructuring, the Company's operating fleet was reduced from 58 vessels to 48 vessels, including the nine vessels owned through ITCL (described below). In addition, newbuilding commitments were reduced from $437.9 million to $112.4 million relating to two Suezmax tanker newbuilding contracts. Bank debt was eliminated following a prepayment of a $12.9 million loan associated with a vessel, which was not part of the transaction with Frontline 2012, and the prepayment of ITCL's $33.0 million bank loan.

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

As of the date of this annual report, our tanker fleet consisted of 23 vessels and was comprised of 14 VLCCs and nine Suezmax tankers, of which two Suezmax tankers are owned and the remaining 21 vessels are chartered in. We also had nine VLCCs, six Suezmax tankers and one Aframax tanker under commercial management.

ITCL

Independent Tankers Corporation Limited, or ITCL, owned, directly or indirectly, subsidiaries that formed the Windsor group, the CalPetro group and the Golden State group and was engaged primarily in the ownership and operation of oil tankers. ITCL was incorporated in early 2008 in Bermuda by the Company. In February 2008, the Company sold all of its shares in its wholly owned subsidiary, Independent Tankers Corporation, or ITC, which was incorporated in the Cayman Islands, to ITCL for a consideration of $22.8 million, which was satisfied by the issuance of 74,825,166 shares with a par value of $0.30 totalling $22.5 million and an interest free sellers credit of $0.3 million.

In February 2008, the Company spun off 17.53% of its holding in ITCL, to Frontline shareholders in conjunction with the listing of ITCL on the Norwegian over-the-counter ("NOTC") market.

The Windsor Group

On July 15, 2014, several of the subsidiaries and related entities in the Windsor group, or the Windsor group, which owned four VLCCs, filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court in Wilmington, Delaware. The Company had been consolidating the Windsor group under the variable interest entity model and de-consolidated the group on July 15, 2014 as it lost control of the group as a consequence of the Chapter 11 filing. The Windsor group emerged from Chapter 11 in January 2015, at which time all of the debt in the Windsor group was converted into equity and ownership was transferred to the then current bondholders. The Company was appointed as commercial manager in January 2015 for the vessels that were owned by the Windsor group prior to its bankruptcy filing and this will be the Company's only ongoing involvement with the Windsor group.

The CalPetro group

CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited and CalPetro Tankers (IOM) Limited, or together the CalPetro group, were incorporated in 1994 for the purpose of acquiring three oil tankers from Chevron Transport Corporation, or Chevron, and these vessels were concurrently chartered back to Chevron on long-term bare boat charter agreements, which gave Chevron the option to buy each of the vessels for $1 at the expiry of the leases in April 2015.

Up to October 1, 2014, the Company had determined it was not the primary beneficiary of these variable interest entities due to the fixed rate, bare boat charters and the bargain purchase options held by Chevron, and had accounted for these entities under the equity method. Pursuant to an early termination agreement between the CalPetro group and Chevron: (i) the bareboat charters for the Altair Voyager, Cygnus Voyager and Sirius Voyager were terminated as of October 1, 2014; (ii) the charter hire payments paid in connection with the early termination agreement were used to redeem the remaining outstanding debt related to these vessels; and (iii) the three vessels were sold. The Company determined it was the primary beneficiary of the CalPetro group following the execution of the early termination agreement at which time they were consolidated by the Company and cash of $1.3 million became available to the Company, of which $0.7 million had been held in restricted cash. There were no other assets or liabilities.

The Golden State group

Golden State Holdings I, Limited, Golden State Petroleum Transport Corporation, Golden State Petro (IOM I-A) PLC and Golden State Petro (IOM I-B) PLC (together, the “Golden State group”) were incorporated on December 5, 1996 for the purpose of issuing serial and term notes, which were non-recourse to the Company, and using the proceeds of the notes to finance the construction and acquisition of two VLCCs. The serial notes were fully repaid on February 1, 2006. The term notes were repaid in part on June 9, 2014 following the sale of the first VLCC (the Ulysses ex-Phoenix Voyager) and the remaining outstanding term notes were repaid on January 20, 2015 following the sale of the second VLCC (the Ulriken ex-Antares Voyager).

Vessel Acquisitions, Disposals, Redeliveries and Newbuilding Contracts

Acquisitions, Disposals and Redeliveries

We redelivered the VLCC Front Crown, which had been on time charter-in to us under an operating lease, on January 11, 2012.

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

In September 2012, we agreed with Nordic American Tankers Ltd that our nine Suezmax vessels would leave the Orion Tankers pool due to our wish to be more flexible in the operation of our vessels. All of our vessels left the pool during the fourth quarter of 2012.

In October 2012, we agreed with Ship Finance to terminate the long term charter party for the OBO carrier Front Driver and Ship
Finance simultaneously sold the vessel. The termination of the charter party took place in the fourth quarter of 2012. The Company recorded an impairment loss of $4.0 million in the second quarter and a loss of $0.8 million in gain (loss) of sale of assets and amortization of deferred gains in the fourth quarter of 2012.

Also in October 2012, we terminated the bareboat charters on the two single hull VLCCs Ticen Ocean and Titan Aries and the vessels were delivered to the buyers in November 2012 and January 2013, respectively.

We redelivered the Suezmax vessels Front Odin and Front Njord in October 2012 and November 2012, respectively, to Frontline 2012. These vessels had been operating in the Orion Tankers pool and had been chartered-in on floating rate time charters whereby the charter hire expense was equal to the pool earnings.

In December 2012, the chartered-in VLCC Gulf Eyadah was redelivered to its owner.

Also in December 2012, we agreed to an early termination of the time charter out contracts on the two OBO carriers, Front Viewer and Front Guider, and received a compensation payment in December 2012 from the charterers for loss of hire due to the early termination of $35.0 million. We also agreed with Ship Finance to terminate the long term charter parties for these two OBO carriers. The charter party for Front Viewer terminated in December 2012. The charter party for the Front Guider was terminated and the vessel was sold in March 2013. The Company paid $23.5 million to Ship Finance as compensation for the early termination of the charters and the estimated loss of contingent rentals relating to the two vessels. We recorded a loss of $16.5 million in the fourth quarter of 2012 on the termination of the lease for Front Viewer and a vessel impairment loss of $14.2 million on the expected loss on termination of the lease on Front Guider in March 2013.

In January 2013, the charterer of the VLCC British Progress (a vessel owned by the Windsor group) gave twelve months notice of its intention to terminate the bareboat charter for the vessel. The termination was expected to take effect on February 2, 2014 and was subsequently delayed to March 12, 2014 at which time the vessel commenced trading in the spot market.

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

In March 2014, a subsidiary of ITCL entered into an agreement to sell the VLCC Ulysses (ex-Phoenix Voyager) to an unrelated third party. The vessel was delivered to the buyer on March 11, 2014 and we recorded a loss of $15.7 million in the first quarter of 2014. This transaction was cash neutral to the Company as all of the net proceeds were used to repay debt, which is non-recourse to the Company.

In May 2014, the Company took delivery of its first Suezmax newbuilding, Front Ull.

In July 2014, the Company agreed with Ship Finance to terminate the long term charter parties for the 1999 built VLCCs Front Commerce, Front Comanche and Front Opalia and Ship Finance simultaneously sold the vessels to unrelated third parties. The charter parties for the Front Commerce, Front Comanche and Front Opalia terminated on November 4, 2014, November 12, 2014, and November 19, 2014, respectively. The Company agreed an aggregate compensation payment to Ship Finance of $58.8 million for the early termination of the charter parties, of which $10.5 million was paid in November upon termination and the balance was recorded as notes payable, with similar amortization profiles to the current lease obligations, which were due to expire in the period from June 2022 to November 2023, with reduced rates until December 2015 and full rates from 2016. The Company had an aggregate lease obligation for these three vessels of $99.5 million at the lease termination date.

In September 2014, a subsidiary of ITCL agreed to sell the VLCC Ulriken (ex Antares Voyager) to an unrelated third party and we recorded an impairment loss of $12.4 million in the third quarter. The vessel was delivered to the new owners in October 2014. The related debt in the amount of $36.7 million, which is non-recourse to the Company, was repaid in full in January 2015 from the net proceeds and restricted cash.

Newbuilding Contracts

As of December 31, 2012 and 2013, the Company's newbuilding program was comprised of two Suezmax tankers. In April 2014, the Company agreed with Rongsheng shipyard to swap its two Suezmax newbuildings on order with two similar Suezmax vessels from the same shipyard at a lower contract price. Installments paid to date were allocated to the new vessels. The first vessel, the Front Ull, was delivered in May 2014 and the second vessel, the Front Idun, a sister vessel of Front Ull, was delivered in January 2015.

B.  BUSINESS OVERVIEW

As of December 31, 2014, our tanker fleet consisted of 22 vessels and comprised 14 VLCCs (excluding the four vessels in the Windsor group) and eight Suezmax tankers, of which one Suezmax, Front Ull, is owned and the remaining 21 are chartered in. We also had one Suezmax newbuilding, Front Idun, a sister vessel of Front Ull, on order and had nine VLCCs, six Suezmax tankers and one Aframax tanker under commercial management. As of December 31, 2014, our tanker fleet had total tonnage of approximately 9.2 million dwt, including 3.8 million dwt under our commercial management, and an average age of approximately 13.5 years.

Although there has been a trend towards consolidation over the past 15 years, the tanker market remains highly fragmented. We estimate, based on available industry data that we currently own or operate approximately 3.4% of the world VLCC fleet and 2.5% of the world Suezmax tanker fleet based on dwt.

We operate in the tanker market as an international provider of seaborne transportation of crude oil. Following the termination of the lease on our final OBO carrier in March 2013, the results of our OBO carriers have been recorded as discontinued operations. An analysis of revenues (excluding other income) from continuing operations is as follows:

(in thousands of $)	2014	2013	2012
Total operating revenues – tanker market	521,913	491,436	552,576

Our vessels operate worldwide and therefore management does not evaluate performance by geographical region as this information is not meaningful.

We own various vessel owning and operating subsidiaries. Our operations take place substantially outside of the United States. Our subsidiaries, therefore, own and operate vessels that may be affected by changes in foreign governments and other economic and political conditions. We are engaged in transporting crude oil and our vessels operate in the spot and time charter markets. Our VLCCs are specifically designed for the transportation of crude oil and, due to their size, are primarily used to transport crude oil from the Middle East Gulf to the Far East, Northern Europe, the Caribbean and the Louisiana Offshore Oil Port, or LOOP. Our Suezmax tankers are similarly designed for worldwide trading, but the trade for these vessels is mainly in the Atlantic Basin, Middle East and Southeast Asia.

In October 2014, we formed VLCC Chartering Ltd., or VLCC Chartering, a 50/50 joint venture company with Tankers International LLC ("TI"), to (i) create a larger fleet with more flexibility and more options for cargo owners and a single point of contact to access these benefits, (ii) reduce voyage related expenses and thereby improve the net earnings of the VLCCs operated by both owning companies through optimization of voyages, and (iii) reduce carbon emissions as a direct consequence of using less fuel for cargo movements through fleet optimization. VLCC Chartering will serve as manager for our VLCCs and the VLCC fleet of TI.

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

The tanker industry is highly cyclical, experiencing volatility in profitability, vessel values and freight rates. Freight rates are strongly influenced by the supply of tanker vessels and the demand for oil transportation. Refer to Item 5, "Operating and Financial Review and Prospects-Overview" for a discussion of the tanker market in 2013 and 2014.

Similar to structures commonly used by other shipping companies, our vessels are all owned by, or chartered to, separate subsidiaries or associated companies. Frontline Management AS and Frontline Management (Bermuda) Limited, both wholly-owned subsidiaries, which we refer to collectively as Frontline Management, support us in the implementation of our decisions. Frontline Management is responsible for the commercial management of our ship owning subsidiaries, including chartering and insurance. Each of our vessels is registered under the Bahamas, Liberian, Cypriot, Singaporean, Isle of Man, Marshall Islands or Hong Kong flag.

In August 2009, the Company established SeaTeam Management, a ship management company in Singapore. SeaTeam Management is a complement to the external ship management companies currently offering services to the Company and is not a change in the Company's outsourcing strategy. However, we would like to strengthen our position towards our service providers to enhance and secure delivery of high quality service at low cost in the future. SeaTeam Management was certified and received its ISM Document of Compliance by Det Norske Veritas on February 3, 2010 and is an approved ship management company. In addition, the Company opened a crewing company in Chennai, India, in January 2010 and an office was opened in the Philippines in October 2013.

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

We presently operate VLCCs and Suezmax tankers in the tanker market. Our preferred strategy is to have some fixed charter income coverage for our fleet, predominantly through time charters, and trade the balance of the fleet on the spot market. Due to the very limited availability of time charter contracts, however, our fleet is mainly trading in the spot market. We focus on minimizing time spent on ballast by "cross trading" our vessels, typically with voyages loading in the Persian Gulf discharging in Northern Europe, followed by a trans-Atlantic voyage to the U.S. Gulf of Mexico and, finally, a voyage from either the Caribbean or West Africa to the Far East/Indian Ocean. We believe that operating a certain number of vessels in the spot market, enables us to capitalize on a potentially stronger spot market as well as to serve our main customers on a regular non term basis. We believe that the size of our fleet is important in negotiating terms with our major clients and charterers. We also believe that our large VLCC and Suezmax fleet enhances our ability to obtain competitive terms from suppliers, ship repairers and builders and to produce cost savings in chartering and operations.

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

Customers

During the year ended December 31, 2014, one customer represented 14% of consolidated operating revenues and one customer represented 10% of consolidated operating revenues (2013: no customer represented more than 10% of our consolidated operating revenues and 2012: one customer represented 18% of our consolidated operating revenues).

Competition

The market for international seaborne crude oil transportation services is highly fragmented and competitive. Seaborne crude oil transportation services are generally provided by two main types of operators: major oil company captive fleets (both private and state-owned) and independent ship-owner fleets. In addition, several owners and operators pool their vessels together on an ongoing basis, and such pools are available to customers to the same extent as independently owned-and-operated fleets. Many major oil companies and other oil trading companies, the primary charterers of the vessels owned or controlled by us, also operate their own vessels and use such vessels not only to transport their own crude oil but also to transport crude oil for third-party charterers in direct competition with independent owners and operators in the tanker charter market. Competition for charters is intense and is based upon price, location, size, age, condition and acceptability of the vessel and its manager. Competition is also affected by the availability of other size vessels to compete in the trades in which the Company engages. Charters are, to a large extent, brokered through international independent brokerage houses that specialize in finding the optimal ship for any particular cargo based on the aforementioned criteria. Brokers may be appointed by the cargo shipper or the ship owner.

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

The United States Environmental Protection Agency, or EPA, has enacted rules requiring a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP. For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in United States waters. On March 28, 2013, EPA re-issued the VGP for another five years; this 2013 VGP took effect December 19, 2013. The 2013 VGP contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants.

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

U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, which require the installation of equipment to treat ballast water before it is discharged in U.S. waters or, in the alternative, the implementation of other port facility disposal arrangements or procedures. Vessels not complying with these regulations are restricted from entering U.S. waters. The U.S. Coast Guard must approve any technology before it is placed on a vessel, but has not yet approved the technology necessary for vessels to meet these standards. Until U.S. authorities establish approval procedures for ballast water treatment technology, we believe the U.S. Coast Guard will continue to issue waivers based on flag state approvals of ballast treatment equipment.

At the international level, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments in February 2004, or the BWM Convention. The BWM Convention provides for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. To date, there has not been sufficient adoption of this standard for it to take force. Many of the implementation dates in the BWM Convention have already passed, so that once the BWM Convention enters into force, the period of installation of mandatory ballast water exchange requirements would be short, with several thousand ships a year needing to install ballast water management systems (BWMS). For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels constructed before the entry into force date “existing vessels” and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force of the convention. Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers. Although we do not believe that the costs of such compliance would be material, it is difficult to predict the overall impact of such a requirement on our operations.

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

As of January 1, 2013, all ships must comply with mandatory requirements adopted by the MEPC in July 2011 relating to greenhouse gas emissions. Currently operating ships are now required to develop and implement Ship Energy Efficiency Management Plans (SEEMPs) and the new ships to be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (EEDI). These requirements could cause us to incur additional compliance costs. The IMO is also considering the implementation of market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session. The European Parliament and Council of Ministers are expected to endorse regulations that would require the monitoring and reporting of greenhouse gas emissions from marine vessels in 2015. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. The EPA enforces both the CAA and the international standards found in Annex VI of MARPOL concerning marine diesel engines, their emissions, and the sulphur content in marine fuel. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures, including capital expenditures to upgrade our vessels, which we cannot predict with certainty at this time.

International Labor Organization

The International Labor Organization (ILO) is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (MLC 2006). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 will enter into force one year after 30 countries with a minimum of 33% of the world's tonnage have ratified it. On August 20, 2012, the required number of countries met and MLC 2006 entered into force on August 20, 2013. All our vessels are in compliance with, and are certified, to meet MLC 2006.

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

To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized organization (RO) approved by the vessel's flag state. Among the various requirements are:

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

Our protection and indemnity insurance, or P&I insurance, covers third-party liabilities and other related expenses from, among other things, injury or death of crew, passengers and other third parties, claims arising from collisions, damage to cargo and other third-party property and pollution arising from oil or other substances. Our current P&I insurance coverage for pollution is the maximum commercially available amount of $1.0 billion per tanker per incident and is provided by mutual protection and indemnity associations. Each of the vessels currently in our fleet is entered in a protection and indemnity association which is a member of the International Group of Protection and Indemnity Mutual Assurance Associations. The 13 protection and indemnity associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to re-insure each association's liabilities. The pool provides a mechanism for sharing all claims in excess of $9 million up to, currently, $1.0 billion. As a member of protection and indemnity associations, which are, in turn, members of the International Group, we are subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations and members of the pool of protection and indemnity associations comprising the International Group.

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

D.  PROPERTY, PLANTS AND EQUIPMENT

The Company's Vessels

The following table sets forth certain information regarding the fleet that we operated as of December 31, 2014 (including contracted newbuildings not yet delivered):

Vessel	Built	Approximate Dwt.	Construction	Flag	Type of Employment
Tonnage Owned Directly
Suezmax Tankers
Front Ull	2014	157,000	Double-hull	MI	Spot market
Newbuilding (tbn Front Idun) (1)	2015	157,000	Double-hull	n/a	n/a

Tonnage Chartered in from Ship Finance VLCCs
Front Vanguard (2)	1998	300,000	Double-hull	MI	Spot market
Front Century (3)	1998	311,000	Double-hull	MI	Spot market
Front Circassia (4)	1999	306,000	Double-hull	MI	Spot market
Front Scilla	2000	303,000	Double-hull	MI	Spot market
Front Ariake	2001	299,000	Double-hull	BA	Spot market
Front Serenade	2002	299,000	Double-hull	LIB	Spot market
Front Hakata	2002	298,000	Double-hull	BA	Spot market
Front Stratus	2002	299,000	Double-hull	LIB	Spot market
Front Falcon (5)	2002	309,000	Double-hull	BA	Spot market
Front Page	2002	299,000	Double-hull	LIB	Spot market
Front Energy	2004	305,000	Double-hull	MI	Spot market
Front Force	2004	305,000	Double-hull	MI	Spot market

Suezmax Tankers
Front Glory	1995	150,000	Double-hull	MI	Spot market
Front Splendour	1995	150,000	Double-hull	MI	Spot market
Front Ardenne	1997	150,000	Double-hull	MI	Time charter
Front Brabant	1998	150,000	Double-hull	MI	Spot market
Mindanao	1998	150,000	Double-hull	SG	Spot market

Tonnage Chartered in from Third Parties
VLCCs
Front Tina (6)	2000	299,000	Double-hull	LIB	Spot market
Front Commodore (6)	2000	299,000	Double-hull	LIB	Spot market

Suezmax Tankers
Front Melody (6)	2001	150,000	Double-hull	LIB	Spot market
Front Symphony (6)	2001	150,000	Double-hull	LIB	Spot market

Tonnage under Commercial Management VLCCs
Front Kathrine	2009	297,974	Double-hull	MI	Spot market
Front Queen	2009	297,000	Double-hull	MI	Spot market
Front Eminence	2009	321,300	Double-hull	MI	Time charter
Front Endurance	2009	321,300	Double-hull	MI	Spot market
Front Cecilie	2010	297,000	Double-hull	HK	Spot market
Front Signe	2010	297,000	Double-hull	HK	Spot market
Pioneer	1999	307,000	Double-hull	IoM	Spot market
Progress	2000	307,000	Double-hull	IoM	Spot market
Pride	2000	307,000	Double-hull	IoM	Spot market

Suezmax Tankers
Front Thor	2010	156,000	Double-hull	MI	Spot related time charter
Naticina	2010	156,000	Double-hull	MI	Spot related time charter
Front Odin	2010	156,000	Double-hull	MI	Spot market
Front Njord	2010	156,000	Double-hull	HK	Spot market
Glorycrown	2009	156,000	Double-hull	HK	Spot market
Everbright	2010	156,000	Double-hull	HK	Spot market

Aframax Tankers
Front Lion	2014	115,000	Double-hull	MI	Spot market

(1) This vessel was delivered to the Company in January 2015 at which time it commenced trading in the spot market under the flag of the Republic of the Marshall Islands.
(2) This vessel commenced a fixed rate, time charter in February 2015 with earliest possible re-delivery in May 2016
(3) This vessel commenced a fixed rate, time charter in February 2015 with earliest possible re-delivery in April 2016.
(4) This vessel commenced a fixed rate, time charter in February 2015 with earliest possible re-delivery in March 2016.
(5) This vessel commenced a fixed rate, time charter in January 2015 with earliest possible re-delivery in July 2015.
(6) The lessor has a fixed price option to sell this vessel to us at the end of the lease on December 31, 2015.

Our chartered in fleet is contracted to us under leasing arrangements with fixed terms of between two and fifteen years.

Key to Flags:

BA – Bahamas, IoM – Isle of Man, LIB - Liberia, SG - Singapore, MI – Marshall Islands, HK – Hong Kong.

Other than our interests in the vessels described above, we do not own any material physical properties. We lease office space in Hamilton, Bermuda from an unaffiliated third party. Frontline Management AS leases office space, at market rates, in Oslo, Norway from Bryggegata AS, a company indirectly affiliated with Hemen, our principal shareholder. We also have other leased properties, which are not considered material.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

Overview

The following discussion should be read in conjunction with Item 3, "Selected Financial Data", Item 4, "Information on the Company" and our audited Consolidated Financial Statements and Notes thereto included herein.

As of December 31, 2014, our tanker fleet consisted of 22 vessels and comprised 14 VLCCs (excluding the four vessels in the Windsor group, which were not consolidated at December 31, 2014) and eight Suezmax tankers, of which one Suezmax, Front Ull, is owned and the remaining 21 are chartered in. We also had one Suezmax newbuilding, Front Idun, a sister vessel of Front Ull, on order and had nine VLCCs, six Suezmax tankers and one Aframax tanker under commercial management. As of December 31, 2014, our tanker fleet had total tonnage of approximately 9.2 million dwt, including 3.8 million dwt under our commercial management, and an average age of approximately 13.5 years.

A full fleet list is provided in Item 4.D. "Information on the Company" showing the vessels that we currently own and charter-in.

Fleet Changes

Refer to Item 4 for discussion on acquisitions and disposals of vessels. A summary of our fleet changes for the years ended December 31, 2014, 2013 and 2012 is as follows:

	2014	2013	2012
VLCCs
At start of period	23	27	31
Acquisitions	—	—	—
Dispositions	(9)	(2)	(2)
Chartered in	—	(2)	(2)
At end of period	14	23	27

Suezmax
At start of period	10	11	12
Acquisitions	1	—	—
Dispositions	(3)	(1)	(1)
Chartered in	—	—	—
At end of period	8	10	11

Suezmax OBOs
At start of period	—	1	5
Acquisitions	—	—	—
Dispositions	—	(1)	(4)
Chartered in	—	—	—
At end of period	—	—	1

Total fleet
At start of period	33	39	48
Acquisitions	1	—	—
Dispositions	(12)	(4)	(7)
Chartered in	—	(2)	(2)
At end of period	22	33	39

Summary of Fleet Employment

As discussed below, our vessels are operated under time charters, bareboat charters and voyage charters.

	As of December 31,
	2014		2013		2012
	Number of vessels	Percentage of fleet	Number of vessels	Percentage of fleet	Number of vessels	Percentage of fleet
VLCCs
Spot or pool	14	100%	20	87%	21	78%
Time charter	—	—	—	—	1	4%
Bareboat charter	—	—	3	13%	5	18%
Total	14	100%	23	100%	27	100%
Suezmax
Spot or pool	7	88%	7	70%	7	64%
Time charter	1	12%	—	—	—	—
Spot related time charter	—	—	—	—	1	9%
Bareboat charter	—	—	3	30%	3	27%
Total	8	100%	10	100%	11	100%
Suezmax OBOs
Spot or pool	—	—	—	—	1	100%
Total	—	—	—	—	1	100%
Total fleet
Spot or pool	21	95%	27	82%	29	74%
Spot related time charter	—	—	—	—	1	3%
Time charter	1	5%	—	—	1	3%
Bareboat charter	—	—	6	18%	8	20%
Total	22	100%	33	100%	39	100%

Market Overview and Trend Information

The market rate for a VLCC trading on a standard 'TD3' voyage between the Arabian Gulf and Japan in the fourth quarter of 2014 was WS 52, representing an increase of WS 7 points from the third quarter of 2014 and WS 1 point lower than the fourth quarter of 2013. The flat rate decreased by 6.7 percent from 2013 to 2014.

The market rate for a Suezmax trading on a standard 'TD5' voyage between West Africa and Philadelphia in the fourth quarter of 2014 was WS 87, representing an increase of WS 16 points from the third quarter of 2014 and an increase of WS 21 points from the fourth quarter of 2013. The flat rate decreased by 6 percent from 2013 to 2014.

Bunkers at Fujairah averaged $447/mt in the fourth quarter of 2014 compared to $598/mt in the third quarter of 2014. Bunker prices varied between a high of $568/mt on October 1 and a low of $320/mt on December 19.

The International Energy Agency's, or the IEA, February 2015 report stated an OPEC crude production of 30.5 million barrels per day (mb/d) in the fourth quarter of 2014. This was unchanged from third quarter of 2014.

The IEA estimates that world oil demand averaged 93.5 mb/d in the fourth quarter of 2014, which is an increase of 0.4 mb/d compared to the previous quarter. IEA estimates that world oil demand in 2015 will be 93.4 mb/d, representing an increase of 1.1 percent or 1 mb/d from 2014.

The VLCC fleet totaled 638 vessels at the end of the fourth quarter of 2014 compared with 623 vessels at the end of 2013. The order book counted 82 vessels at the end of the fourth quarter, which represents approximately 13 percent of the VLCC fleet.
The Suezmax fleet totaled 450 vessels at the end of the fourth quarter of 2014 compared with 446 vessels at the end of 2013. The order book counted 63 vessels at the end of the fourth quarter, which represents approximately 14 percent of the Suezmax fleet.

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

In developing estimates of future cash flows, the Company must make assumptions about future performance, with significant assumptions being related to charter rates, ship operating expenses, utilization, drydocking requirements, residual value, the estimated remaining useful lives of the vessels and the probability of lease terminations for vessels held under capital lease. These assumptions are based on historical trends as well as future expectations. Specifically, in estimating future charter rates, management takes into consideration rates currently in effect for existing time charters and estimated daily time charter equivalent rates for each vessel class for the unfixed days over the estimated remaining lives of each of the vessels. The estimated daily time charter equivalent rates used for unfixed days are based on a combination of (i) time charter forecasts, and (ii) the trailing 20-year historical average rates, based on quarterly average rates published by an independent third party maritime research service. Recognizing that the transportation of crude oil is cyclical and subject to significant volatility based on factors beyond the Company's control, management believes the use of estimates based on the combination of internally forecast rates and 20-year historical average rates calculated as of the reporting date to be reasonable.

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

The Company did not prepare undiscounted cash flow forecasts at December 31, 2014 for the purposes of impairment testing as the Company determined that no trigger events had occurred. During 2014, the Company identified three vessels held under capital lease and one owned vessel, where the future estimated cash flows for each vessel were less than the carrying value and, therefore, not fully recoverable. The Company recorded an impairment loss of $97.7 million in 2014. This loss relates to three vessels leased from Ship Finance and recorded as vessels under capital lease - Front Opalia ($27.8 million), Front Commerce ($26.7 million) and Front Comanche ($30.7 million) and one vessel owned by a wholly-owned subsidiary of ITCL - Ulriken (ex Antares Voyager) ($12.4 million). The impairment loss recorded on the vessels held under capital lease vessel is equal to the difference between the asset's carrying value and estimated fair value. In July 2014, it was agreed that the leases on these vessels would be terminated, with expected termination in the fourth quarter of 2014 subject to normal closing conditions, and a 100% lease termination probability was assigned to these three vessels as of September 30, 2014. The leases on these three vessels were terminated in the fourth quarter of 2014. In September 2014, Golden State Petroleum Corporation, or Golden State, a wholly-owned subsidiary of ITCL, entered into an agreement to sell the Ulriken to an unrelated third party and the vessel was delivered in October 2014. The Company recorded an impairment loss of $12.4 million in the nine months ended September 30, 2014 equal to the difference between the vessel's carrying value and the net sales price of $26.0 million.

During 2013, the Company identified three vessels held under capital lease where the future estimated cash flows for each vessel were less than the carrying value and, therefore, not fully recoverable. The Company recorded an impairment loss of $103.7 million in 2013. The loss relates to three vessels leased from Ship Finance and recorded as vessels under capital lease - Golden Victory ($45.6 million), Front Champion ($42.5 million) and Front Century ($15.6 million). The impairment loss recorded on each vessel was equal to the difference between the asset's carrying value and estimated fair value. The leases on Front Champion and Golden Victory were terminated in November 2013 and a 100% lease termination probability was assigned to these two vessels as of September 30, 2013. The fair value of Front Century was determined using expected future cash flows from the leased vessel.

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

The table set forth below indicates the carrying value of each of our owned vessels and vessels held under capital lease as of December 31, 2014 and 2013. As of December 31, 2014, 2013 and the date of this annual report, we were not holding any of the vessels listed in the table below as held for sale. We believe that the future undiscounted cash flows expected to be earned by those vessels, which have experienced a decline in charter-free market value below such vessels' carrying value, over their operating lives would exceed such vessels' carrying values as of December 31, 2014, and accordingly, have not recorded an impairment charge.

			Carrying Value at Dec 31
Owned Vessel	Built	Approximate Dwt.	2014	2013
VLCC
Ulriken	1998	310,000	—	40.6
Ulysses (ex-Phoenix Voyager )	1999	308,500	—	41.7
Pioneer	1999	307,000	—	43.6
British Progress	2000	307,000	—	45.2
British Pride	2000	307,000	—	46.6
British Purpose	2000	307,000	—	45.7
			—	263.4
Suezmax tanker
Front Ull	2014	157,000	55.8	—
			55.8	—
Vessel held under capital lease
VLCC
Front Vanguard*	1998	300,000	23.0	26.6
Front Century*	1998	311,000	21.1	24.2
Front Circassia*	1999	306,000	24.0	27.5
Front Scilla*	2000	303,000	29.5	33.1
Front Ariake*	2001	299,000	30.5	34.0
Front Serenade*	2002	299,000	34.2	37.6
Front Hakata	2002	298,000	34.5	37.9
Front Stratus*	2002	299,000	35.2	38.7
Front Falcon*	2002	309,000	35.1	38.4
Front Page*	2002	299,000	35.0	38.4
Front Energy*	2004	305,000	73.3	78.6
Front Force*	2004	305,000	72.8	78.1
Front Tina	2000	299,000	10.3	11.2
Front Commodore	2000	299,000	10.3	11.2
Front Comanche	1999	300,000	—	32.6
Front Commerce	1999	300,000	—	28.7
Front Opalia	1999	302,000	—	29.8
			468.8	606.6
Suezmax tanker
Front Glory*	1995	150,000	8.0	10.2
Front Splendour*	1995	150,000	8.9	11.0
Front Ardenne*	1997	150,000	13.0	15.2
Front Brabant*	1998	150,000	14.0	16.3
Mindanao*	1998	150,000	15.0	17.3
Front Melody	2001	150,000	11.3	14.1
Front Symphony	2001	150,000	11.3	14.1
			81.5	98.2

* We believe the basic charter-free market value at December 31, 2014 for each vessel marked with an asterisk in the table above is lower than the vessel's carrying value. We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by approximately $94 million. We refer you to the risk factor entitled "Because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels which may adversely affect our earnings, or could cause us to incur impairment charges".

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

Where the provisions of a capital lease contain a floating rate element, such as an index linked rate of hire, then the minimum lease payments are assumed to equal the index at inception of the lease. Any variations in the index, and therefore the payments made, are accounted for as contingent rental income or expense and are taken to the statement of operations in the period in which they become realizable and recorded within 'Contingent rental expense (income)'.

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

Factors Affecting our Results

The principal factors which affect our results of operations and financial position include:

•	the earnings of our vessels;

•	gains and losses from the sale of assets and amortization of deferred gains;

•	vessel operating expenses;

•	impairment losses on vessels;

•	contingent rental expense (income);

•	administrative expenses;

•	depreciation;

•	interest expense;

•	equity gains (losses) of unconsolidated subsidiaries and associated companies;

•	debt conversion expense.

We have derived our earnings from bareboat charters, time charters, voyage charters and pool arrangements. As of December 31, 2014, 2013 and 2012, 21 of our 22 vessels, 27 of our 33 vessels and 29 of our 39 vessels, respectively, operated in the voyage charter market. The tanker industry has historically been highly cyclical, experiencing volatility in profitability, vessel values and freight rates. In particular, freight and charter rates are strongly influenced by the supply of tanker vessels and the demand for oil transportation services.

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

The contingent rental expense (income) represents amounts accrued following changes to certain charter parties. In December 2011, the Company and Ship Finance agreed to a rate reduction of $6,500 per day for all vessels leased from Ship Finance under long-term leases for a four year period that commenced on January 1, 2012. The Company will compensate Ship Finance with 100% of any difference between the renegotiated rates and the average vessel earnings up to the original contract rates. In December 2011, the Company agreed to a rate reduction on four vessels leased from German KG companies whereby the Company will pay a reduced rate and an additional amount dependent on the actual index rate. Contingent rental (income) expense represents amounts accrued following changes to these charter parties.

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

Debt conversion expense in 2014 relates to the conversion of $45.5 million of the Company's convertible bonds into shares and cash. As the conversion was agreed at more favorable terms than the original bond, this was treated as an inducement and the Company recognized a debt conversion expense.

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

Year ended December 31, 2014 compared with the year ended December 31, 2013

Total operating revenues and voyage expenses and commission

			Change
(in thousands of $)	2014	2013	$	%
Voyage charter revenues	497,023	440,584	56,439	12.8
Time charter revenues	15,601	26,843	(11,242)	(41.9)
Bareboat charter revenues	9,289	24,009	(14,720)	(61.3)
Other income	37,775	25,754	12,021	46.7
Total operating revenues	559,688	517,190	42,498	8.2

Voyage expenses and commissions	286,367	299,741	(13,374)	(4.5)

Voyage charter revenues increased in 2014 as compared to 2013 primarily due to the following reasons:

•	An increase of $57.9 million due to an increase in market rates.

•	An increase of $20.0 million due to a decrease in off-hire and waiting days.

•	An increase of $12.1 million due to the redelivery of one Suezmax tanker from time charter in June 2013.

•	An increase of $7.9 million due to the redelivery of one VLCC from a bareboat charter in March 2013 and one VLCC from a bareboat charter in March 2014.

•	An increase of $8.9 million due to the delivery of one Suezmax newbuilding in May 2014.

•	An increase of $1.4 million due to the redelivery of one VLCC from short-term time charter in December 2013.

These factors were partially offset by:

•	The redelivery by the Company of five VLCCs, which were chartered-in under capital lease (two VLCCs in November 2013 and three in November 2014) resulting in a decrease in revenues of $22.3 million.

•	The sale of one VLCC in March 2014 and one VLCC in October 2014 resulting in a decrease of voyage revenues of $13.5 million

•	The de-consolidation of the Windsor group in July 2014, resulting in a decrease in revenues of $8.8 million.

•	The redelivery by the Company of one VLCC, which was chartered in under operating lease, in May 2013, resulting in a decrease in revenues of $5.4 million.

•	The redelivery by the Company of one Suezmax tanker, which was chartered in under capital lease, in February 2013, resulting in a decrease in revenues of $1.9 million.

Time charter revenues decreased in 2014 as compared to 2013 primarily due to:

•
A decrease of $11.7 million due to the redelivery of one VLCC from long-term time charter in September 2013 (this vessel was chartered-in by the Company and the long term charter party was terminated in November 2013) and one VLCC from short-term time charter in December 2013.

•	A decrease of $1.7 million due to the redelivery of one Suezmax tanker from time charter in June 2013.

These factors were partially offset by an increase in time charter revenues as a result of the delivery of two Suezmax tankers onto time charters in August 2014, resulting in an increase of $2.5 million.

Bareboat charter revenues decreased in 2014 as compared to 2013 primarily due to the following:

•	A decrease of $8.0 million due to the termination of one VLCC bareboat charter in March 2013 and one VLCC bareboat charter in March 2014.

•	A decrease of $6.8 million due to the de-consolidation of the Windsor group in July 2014.

The increase in other income in 2014 as compared to 2013 is primarily due to an increase in income earned from the commercial management of related party and third party vessels and an increase in administrative revenues derived from related parties and third parties.

Voyage expenses and commissions decreased in 2014 as compared to 2013 primarily due to the following reasons:

•	The redelivery of five VLCCs chartered in under capital leases (two VLCCs in November 2013 and three in November 2014), resulting in a decrease in voyage expenses of $16.2 million.

•	The sale of one VLCC in March 2014 and one VLCC in October 2014 resulting in a decrease in voyage expenses of $9.5 million.

•	A decrease of $5.9 million due to the de-consolidation of the Windsor group in July 2014

•	The redelivery of one VLCC chartered in under operating lease in May 2013, resulting in a decrease in voyage expenses of $3.6 million.

•	The redelivery of one Suezmax tanker chartered in under capital lease in February 2013, resulting in a decrease in voyage expenses of $1.0 million.

These factors were partially offset by:

•	An increase of $6.6 million due to the redelivery of one Suezmax tanker from time charter in June 2013.

•
An increase of $5.8 million in costs due to the reduction in off-hire and waiting days, an increase in consumption due to an increase in vessel speed, plus additional commissions as a result of higher charter rates, offset by lower bunker costs.

•	An increase of $4.7 million due to the redelivery of one VLCC from a bareboat charter in March 2013 and one VLCC from a bareboat charter in March 2014.

•	An increase of $3.5 million due to the delivery of one Suezmax newbuilding in May 2014.

•	An increase of $2.1 million due to the redelivery of one VLCC from short-term time charter in December 2013

Gain on sale of assets and amortization of deferred gains

			Change
(in thousands of $)	2014	2013	$	%
Net gain on lease terminations	40,382	21,237	19,145	90.1
Net loss on sale of vessels	(15,762)	—	(15,762)	—
Amortization of deferred gains	—	2,321	(2,321)	(100.0)
	24,620	23,558	1,062	4.5

The net gain on lease terminations in 2014 comprises gains of $15.0 million, $13.0 million and $12.4 million resulting from the termination of the long-term charter parties for the Front Comanche, Front Commerce and Front Opalia, respectively. The net gain on lease terminations in 2013 comprises gains of $7.6 million, $5.8 million and $8.0 million resulting from the termination of the long-term charter parties for the Edinburgh (ex Titan Aries), Golden Victory and Front Champion, respectively, and a loss of $0.2 million resulting from the termination of the long-term charter party for the Front Pride.

The loss on sale of assets in 2014 is attributable to the sale of the VLCC Ulysses (ex Phoenix Voyager) in March 2014.

The amortization of deferred gains in 2013 represents the amortization of the deferred gain resulting from the sale and lease back of the Front Eagle (renamed DHT Eagle).

Ship operating expenses

			Change
(in thousands of $)	2014	2013	$	%
VLCC	67,437	84,181	(16,744)	(19.9)
Suezmax	22,237	25,691	(3,454)	(13.4)
Total ship operating expenses	89,674	109,872	(20,198)	(18.4)

Ship operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, dry dockings, lubricating oils and insurance.

VLCC operating costs decreased in 2014 as compared to 2013 primarily due to the following reasons:

•	A decrease of $7.5 million due to the termination of the long term charter parties in November 2013 of two vessels, which had been chartered-in under capital leases.

•	A decrease in drydocking costs of $5.3 million due to lower costs on the three vessels which docked in 2014, compared to the three vessels that docked in 2013.

•	A decrease of $2.5 million due to the disposal of two vessels in March 2014 and October 2014.

•	A decrease of $1.2 million due to the de-consolidation of the Windsor group in July 2014, removing the operating expenses of two vessels.

•	A decrease of $1.3 million due to a general decrease in operating expenses.

•	A decrease of $0.9 million due to the redelivery of two vessels chartered in under operating lease

These factors were partially offset by an increase of $1.7 million due to the redelivery to the Company of two VLCCs, which had been chartered out on bareboat contracts, one of which was subsequently sold in March 2014 and one of which was de-consolidated as part of the Windsor group in July 2014.

Suezmax operating costs decreased in 2014 as compared to 2013 primarily due the following reasons:

•	A $4.0 million reduction in drydocking costs as no vessels were dry docked in 2014 compared to three in 2013.

•	The redelivery of one vessel chartered in under capital lease, resulting in a decrease of $0.5 million.

•	A decrease of $0.5 million due to a general decrease in operating expenses.

These factors were partially offset by an increase of $1.5 million due to the delivery of one newbuilding in May 2014.

Contingent rental expense (income)

			Change
(in thousands of $)	2014	2013	$	%
Contingent rental expense (income)	36,900	(7,761)	44,661	(575.5)

The contingent rental expense (income) represents amounts accrued following changes to certain charter parties. In December 2011, the Company and Ship Finance agreed to a rate reduction of $6,500 per day for all vessels leased from Ship Finance under long-term leases for a four year period that commenced on January 1, 2012. The Company compensates Ship Finance with 100% of any difference between the renegotiated rates and the average vessel earnings up to the original contract rates. In December 2011, the Company also agreed to a rate reduction on four vessels leased from German KG companies whereby the Company will pay a reduced rate and an additional amount dependent on the actual index rate.

In the year ended December 31, 2014, there was an expense of $4.2 million relating to the four vessels leased from German KG companies and the contingent rental expense relating to the Ship Finance vessels was $32.7 million. The increase in contingent rental expense in 2014 as compared to 2013 is due to an increase in market rates.

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

Charter hire expenses

			Change
(in thousands of $)	2014	2013	$	%
Charter hire expense	—	4,176	(4,176)	(100.0)

The charter hire expense in 2013 was attributable to one double-hull VLCC. This agreement was terminated in May 2013.

Administrative expenses

			Change
(in thousands of $)	2014	2013	$	%
Administrative expenses	40,787	31,628	9,159	29.0

Administrative expenses increased in 2014 as compared to 2013 primarily due to an increase in employee related expenses of $5.3 million, all of which is recharged to related parties, and an increase in newbuilding supervision costs of $3.5 million, all of which is recharged to related parties. Amounts recharged to related parties are recorded as Other Income.

Impairment loss and depreciation

			Change
(in thousands of $)	2014	2013	$	%
Depreciation	81,471	99,802	(18,331)	(18.4)
Impairment loss	97,709	103,724	(6,015)	(5.8)

Depreciation expense decreased in 2014 as compared to 2013 primarily due to the following reasons:

•
A decrease of $6.5 million due to redelivery of five VLCCs (two in November 2013 and three in November 2014) and one Suezmax in February 2013, all of which had been chartered in by the Company and accounted for as vessels held under capital leases.

•	A decrease of $5.4 million due to the de-consolidation of Windsor group in July 2014.

•	A decrease of $4.5 million due to due to an impairment charge that was recorded on three VLCCs in 2014, and one VLCC in 2013.

•	A decrease of $3.1 million due to the sale of one VLCC in March 2014 and one VLCC in October 2014.

These factors were partially offset by an increase of $1.2 million due to the delivery of one Suezmax tanker newbuilding in May 2014.

During 2014, the Company identified three vessels held under capital lease and one owned vessel, where the future estimated cash flows for each vessel was less than the carrying value and, therefore, not fully recoverable. The Company recorded an impairment loss of $97.7 million in 2014. This loss relates to three vessels leased from Ship Finance and recorded as vessels under capital lease - Front Opalia ($27.8 million), Front Commerce ($26.7 million) and Front Comanche ($30.7 million) and one vessel owned by a wholly-owned subsidiary of ITCL - Ulriken (ex Antares Voyager) ($12.4 million). The impairment loss recorded on the vessels held under capital lease vessel is equal to the difference between the asset's carrying value and estimated fair value. In July 2014, it was agreed that the leases on these vessels would be terminated, with expected termination in the fourth quarter of 2014 subject to normal closing conditions, and a 100% lease termination probability was assigned to these three vessels as of September 30, 2014. The leases on these three vessels were terminated in the fourth quarter of 2014. In September 2014, Golden State entered into an agreement to sell the Ulriken to an unrelated third party and the vessel was delivered in October 2014. The Company recorded an impairment loss of $12.4 million in the nine months ended September 30, 2014 equal to the difference between the vessel's carrying value and the net sales price of $26.0 million.

During 2013, the Company identified three vessels held under capital lease where the future estimated cash flows for each vessel were less than the carrying value and, therefore, not fully recoverable. The Company recorded an impairment loss of $103.7 million in 2013. The loss relates to three vessels leased from Ship Finance and recorded as vessels under capital lease - Golden Victory ($45.6 million), Front Champion ($42.5 million) and Front Century ($15.6 million). The impairment loss recorded on each vessel was equal to the difference between the asset's carrying value and estimated fair value. The leases on Front Champion and Golden Victory were terminated in November 2013 and a 100% lease termination probability was assigned to these two vessels as of September 30, 2013. The fair value of Front Century was determined using expected future cash flows from the leased vessel

Interest income

			Change
(in thousands of $)	2014	2013	$	%
Interest income	47	83	(36)	(43.4)

Interest income 2014 and 2013 relates solely to interest received on bank deposits.

Interest expense

			Change
(in thousands of $)	2014	2013	$	%
Interest expense	(75,825)	(90,718)	14,893	16.4

Interest expense decreased in 2014 as compared to 2013 primarily due to the following reasons:

•
A decrease in finance lease interest expense of $10.4 million due the redelivery of two VLCCs in November 2013 and three VLCCs in November 2014 and the reduction of lease obligations as a result of payments made during 2013 and 2014.

•	A decrease of $6.8 million in loan interest expense as a result of the de-consolidation of the Windsor group in July 2014.

•
A decrease of $2.4 million due to repayment of debt on the 8.04% First Preferred Mortgage Term Notes as a result of the sale of the VLCC Ulysses (ex Phoenix Voyager) in March 2014 and the VLCC Ulriken (es Antares Voyager) in October 2014.

•
A decrease of $1.3 million due to the debt for equity exchanges of $25.0 million in October 2013, $23.0 million in October 2014 and $22.5 million in December 2014, concerning the Company's convertible bond loan with maturity in April 2015.

These factors were partially offset by:

•
A $5.2 million increase as a result of the interest charged on the notes payable to Ship Finance, which were issued following the early termination of the leases on Front Champion and Golden Victory in November 2013 and the Front Comanche, Front Commerce and Front Opalia in November 2014.

•	An increase in loan interest expense of $0.7 million due to the draw down of financing on one Suezmax tanker.

Equity gains of unconsolidated subsidiaries and associated companies

			Change
(in thousands of $)	2014	2013	$	%
Share of results of associated companies	3,866	13,539	(9,673)	71.4

As of December 31, 2014, the Company accounted for two investees (December 31, 2013: four investees) under the equity method.

Share of results from associated companies in the year ended December 31, 2014 includes earnings from Frontline 2012 of $4.6 million and losses of $0.7 million from the CalPetro group.

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

Other income (expenses)

			Change
(in thousands of $)	2014	2013	$	%
Foreign currency exchange losses	(179)	(92)	(87)	94.6
Mark to market loss on derivatives	—	(585)	585	100.0
Gain on redemption of debt	1,486	—	1,486	(100.0)
Debt conversion expense	(41,067)	(12,654)	(28,413)	224.5
Loss from de-consolidation of subsidiaries	(12,415)	—	(12,415)	—
Dividends received, net	296	86	210	244.2
Other non-operating items, net	1,190	1,181	9	0.8

The mark to market loss on derivatives in 2013 relates to the Company's trading in freight forward agreements ("FFAs"). The Company ceased trading FFAs in March 2013.

The gain on redemption of debt resulted from the Company's purchase of $17.8 million notional value of its convertible bonds for a purchase price of $16.3 million in October 2014 .

In October 2014 and December 2014, the Company entered into private agreements to exchange $45.5 million of the outstanding principal amount of its convertible bonds for an aggregate of 12,996,476 shares and a cash payment of $19.6 million plus accrued interest. As the conversions were agreed at more favorable terms than the original bond, they were treated as inducements and the Company recognized the difference between the fair value of the original conversion rights compared with the fair value of the induced conversion terms, as a debt conversion expense of $41.1 million in 2014.

The debt conversion expense in 2013 resulted from the Company's exchange of $25.0 million of the outstanding principal amount of its convertible bonds for an aggregate of 6,474,827 shares and a cash payment of $2.25 million in October 2013. As the conversion was agreed at more favorable terms than the original bond, this was treated as an inducement and the Company recognized the difference between the fair value of the original conversion rights compared with the fair value of the induced conversion terms, as a debt conversion expense of $12.7 million in 2013.

The loss from de-consolidation of subsidiaries in 2014 resulted from the de-consolidation of the Windsor group. On July 15, 2014, several of the subsidiaries and related entities in the Windsor group, which owned four VLCCs, filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court in Wilmington, Delaware. The Company had been consolidating the Windsor group under the variable interest entity model and de-consolidated the group on July 15, 2014 as it lost control of the group as a consequence of the Chapter 11 filing and recorded a loss of $12.4 million in the third quarter of 2014. The loss comprises the net investment in the Windsor group at the time of de-consolidation and $8.8 million relating to the accelerated amortization of the debt discount on the 7.84% First Preferred Mortgage Term Notes. The Windsor group emerged from Chapter 11 in January 2015 at which time all of the debt in the Windsor group was converted into equity and ownership was transferred to the then current bondholders. The Company was appointed as commercial manager in January 2015 for the vessels that were owned by the Windsor group prior to its bankruptcy filing and this will be the Company's only ongoing involvement with the Windsor group.

Other non-operating items, net in 2014 and 2013 mainly comprises of the amortization of deferred gains.

Net loss from discontinued operations

			Change
(in thousands of $)	2014	2013	$	%
Net loss from discontinued operations	—	(1,204)	1,204	100.0

Net loss from discontinued operations in 2013 relates to the operations of the Company's OBO carriers. The loss relates primarily to the Front Guider and includes a loss on the termination of the lease in March 2013 of $0.8 million.

Net loss attributable to noncontrolling interest

			Change
(in thousands of $)	2014	2013	$	%
Net loss attributable to noncontrolling interest	8,722	2,573	6,149	239.0

Net loss attributable to noncontrolling interest has increased in 2014 primarily due to the increase in the net loss of ITCL in 2014.

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

These factors were partially offset by:

•	a $34.9 million decrease in voyage expenses due to the impact of slower steaming and increases in both waiting time and off-hire days on bunker consumption, and

•	the redelivery by the Company of four VLCCs chartered-in under operating leases between January 2012 and May 2013, leading to a decrease in voyage expenses of $27.3 million.

Gain on sale of assets and amortization of deferred gains

			Change
(in thousands of $)	2013	2012	$	%
Net gain on lease terminations	21,237	21,806	(569)	(2.6)
Net loss on sale of assets	—	(2,109)	2,109	(100.0)
Amortization of deferred gains	2,321	15,062	(12,741)	(84.6)
	23,558	34,759	(11,201)	32.2

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

Interest income

			Change
(in thousands of $)	2013	2012	$	%
Interest income	83	130	(47)	(36.2)

Interest income in 2013 and 2012 relates solely to interest received on bank deposits.

Interest expense

			Change
(in thousands of $)	2013	2012	$	%
Interest expense	(90,718)	(94,089)	3,371	(3.6)

Interest expense decreased in 2013 as compared with 2012 primarily due to the following reasons;

•	a $3.2 million decrease in capital lease interest expense as a result of lower capital lease obligations,

•	a $1.5 million decrease in capital lease interest expense as a result of the termination of long-term charter parties on two VLCCs in November 2013 and one Suezmax tanker in March 2013, and

•	a $0.7 million decrease in loan interest expense as a result of an increase in capitalized interest.

These factors were partially offset by:

•	a $1.8 million charge for the amortization of the debt discount on the 7.84% First Preferred Mortgage Term Notes, and

•	a $0.7 million interest charge on the notes payable to Ship Finance, which were issued following the early termination of the leases on Front Champion and Golden Victory.

Equity losses of unconsolidated subsidiaries and associated companies

			Change
(in thousands of $)	2013	2012	$	%
Share of results of associated companies	13,539	(4)	13,543	—

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

Other income (expenses)

			Change
(in thousands of $)	2013	2012	$	%
Foreign currency exchange losses	(92)	84	(176)	(209.5)
Mark to market loss on derivatives	(585)	(1,725)	1,140	66.1
Debt conversion expense	(12,654)	—	(12,654)	—
Gain on redemption of debt	—	4,600	(4,600)	(100.0)
Dividends received, net	86	134	(48)	(35.8)
Other non-operating items, net	1,181	1,110	71	6.4

The mark to market loss on derivatives in 2013 and 2012 relates to the Company's trading in FFAs. The Company ceased trading FFAs in March 2013.

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

Recent accounting pronouncements

Accounting Standards Update No. 2014-08-Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360). The amendments in this Update address the issues that (i) too many disposals of small groups of assets that are recurring in nature qualify for discontinued operations presentation under Subtopic 205-20, and (ii) some of the guidance on reporting discontinued operations results in higher costs for preparers because it can be complex and difficult to apply, by changing the criteria for reporting discontinued operations and enhancing convergence of the Financial Accounting Standards Board (FASB) and the International Accounting Standard Board (IASB) reporting requirements for discontinued operations. The Company is required to apply the amendments in this Update prospectively to (i) all disposals (or classifications as held for sale) of components of an entity that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years, and (ii) all businesses or non-profit activities that, on acquisition, are classified as held for sale that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years. The Company is currently considering the impact of these amendments on its consolidated financial statements.

Accounting Standards Update No. 2014-09-Revenue from Contracts with Customers (Topic 606). The FASB and the IASB initiated a joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for U.S. GAAP and IFRS. To meet those objectives, the FASB is amending the FASB Accounting Standards Codification and creating a new Topic 606, Revenue from Contracts with Customers. The amendments in this Update are effective for the Company for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The Company is currently considering the impact of these amendments on its consolidated financial statements.

Accounting Standards Update No. 2014-15-Presentation of Financial Statements-Going Concern (Subtopic 205-40). The amendments in this Update provide guidance in U.S. GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures and are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. The Company is currently considering the impact of these amendments on its consolidated financial statements.

Accounting Standards Update No. 2015-02-Consolidation (Topic 810). The amendments in this Update affect reporting entities that are required to evaluate whether they should consolidate certain legal entities. All legal entities are subject to reevaluation under the revised consolidation model. Specifically, the amendments (i) modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities (VIEs) or voting interest entities, (ii) eliminate the presumption that a general partner should consolidate a limited partnership, (iii) affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships, and (iv) provide a scope exception from consolidation guidance for reporting entities with interests in certain legal entities. The amendments in this Update are effective for the Company for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. The Company is currently considering the impact of these amendments on its consolidated financial statements.

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

Our funding and treasury activities are conducted within corporate policies to increase investment returns while maintaining appropriate liquidity for our requirements. Cash and cash equivalents are held primarily in U.S. dollars with some balances held in British Pounds, Euros, Norwegian Kroner and Singapore dollars.

Our short-term liquidity requirements relate to payment of operating costs (including drydocking), lease payments for our chartered in fleet, funding working capital requirements, repayment of the convertible bond, repayment of bridge financing (if utilized), funding any payments we may be required to make due to lessor put options on certain vessels we charter-in, which are described in footnote 1 of the table contained in “Item 5.F - Tabular Disclosure of Contractual Obligations,” funding the payment of contingent rental expense, which is described in footnote 2 of the aforementioned table, and maintaining cash reserves against fluctuations in operating cash flows. Sources of short-term liquidity include cash balances, restricted cash balances, short-term investments and receipts from our customers. Revenues from time charters and bareboat charters are generally received monthly or fortnightly in advance while revenues from voyage charters are received upon completion of the voyage. We believe we can repay the convertible bond loan from cash on hand and committed bridge financing against our shares in Frontline 2012.

Our medium and long-term liquidity requirements include funding the equity portion of investments in new or replacement vessels and repayment of bank loans and loan notes. Additional sources of funding for our medium and long-term liquidity requirements include new loans, refinancing of existing arrangements, equity issues (see ATM Offering below), public and private debt offerings, vessel sales, sale and leaseback arrangements, asset sales and derivative arrangements.

Net cash provided by operating activities in 2014 was $53.4 million compared with net cash used in operations of $42.7 million in 2013. No contingent rental expense was paid in 2014 compared with $52.2 million paid in 2013. The Company's reliance on the spot market contributes to fluctuations in cash flows from operating activities as a result of its exposure to highly cyclical tanker rates. Any increase or decrease in the average TCE rates earned by the Company's vessels in periods subsequent to December 31, 2014, compared with the actual TCE rates achieved during 2014, will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities. We estimate average total cash cost breakeven rates for 2015 on a TCE basis for VLCCs and Suezmax tankers of approximately $26,400 and $19,400, respectively. These are the daily rates our vessels must earn to cover budgeted operating costs, estimated interest expenses and scheduled loan principal repayments, bareboat hire and corporate overhead costs in 2015. These rates do not take into account capital expenditures, repayment of the convertible bond in April 2015 and contingent rental expense.

As of December 31, 2014, 2013 and 2012, we had cash and cash equivalents of $64.1 million, $53.8 million and $137.6 million, respectively. As of December 31, 2014, 2013 and 2012, we had restricted cash balances of $42.1 million, $68.4 million and $87.5 million, respectively. Restricted cash balances at December 31, 2014, include $41.1 million (2013: $66.2 million) held by ITCL and these balances contribute to our total short and medium term liquidity as they are used to fund payment of certain loans and lease payments which would otherwise be paid out of our cash balances and may also be used to fund the operating expenses of certain vessels in accordance with contractual arrangements. The decrease in the ITCL restricted cash deposits is primarily due to principal and interest payments to the note holders and the de-consolidation of the Windsor group.

Please see “Item 4. Information on the Company” for additional information on the Company’s liquidity during 2012, 2013 and 2014.

Equity Issues

ATM Offering

In June 2013, we entered into an equity distribution agreement with Morgan Stanley & Co. LLC, ("Morgan Stanley") under which we may, at any time and from time to time, offer and sell new ordinary shares having aggregate sales proceeds of up to $40.0 million through Morgan Stanley in an ATM offering. In January 2014, we increased the amount that may be raised under the ATM offering to up to $100.0 million. In January 2015, we increased the amount that may be raised from the ATM offering from up to $100.0 million to up to $150.0 million.

We issued 2,178,384 new ordinary shares under the ATM offering in 2013 generating $6.2 million in gross proceeds and we issued 12,834,800 new ordinary shares under the ATM program in 2014 generating gross proceeds of $54.2 million. As of the date of this report, we have issued 10,912,447 new ordinary shares under the ATM offering in 2015 generating $37.2 million in gross proceeds. In total, we have issued 25,925,631 ordinary shares generating gross proceeds of $97.6 million.

Borrowing activities

7.84% First Preferred Mortgage Term Notes

On July 15, 2014, the Company de-consolidated the Windsor group and the outstanding balance on the term notes of $179.8 million was removed from the balance sheet. These term notes are non-recourse to the Company.

Term Loan Facilities

In June 2014, the Company entered into a $60.0 million term loan facility to part finance its two Suezmax newbuildings, Front Ull and Front Idun. The Company drew down $30.0 million in the third quarter for the vessel delivered in the second quarter (Front Ull) and drew down $30.0 million in January 2015 upon delivery of the second newbuilding (Front Idun). Repayments are made on a quarterly basis, each in an amount equaling 1/60th of the amount drawn, with a balloon payment on the final maturity date in June 2017. The loan bears interest at LIBOR plus a margin. The loan agreement contains a loan-to-value clause, which could require the Company to post collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing the borrowings decrease below a required level. In addition, the loan agreement requires the vessel owning subsidiaries to maintain a certain level of free cash and maintain positive working capital and it contains a cross default provision regarding the Company's convertible loan. Failure to comply with any of the covenants could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. The Company was in compliance with all of the financial and other covenants as of December 31, 2014. As of December 31, 2014, the outstanding balance under this facility was $29.5 million.

The Company was in compliance with all of the financial and other covenants as of December 31, 2014.

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

We have a right to redeem the bonds at par plus accrued interest at any time during the term of the loan, provided that 90% or more of the bonds issued shall have been redeemed or converted to shares. 3,465,849 new shares would be issued at December 31, 2014, if the bonds were converted at the current price of $36.5567.

In March 2012, we purchased $10.0 million notional value of these convertible bonds for a purchase price of $5.4 million.

In October 2013, we entered into a private agreement to exchange $25.0 million of the convertible bonds for an aggregate of 6,474,827 ordinary shares and a cash payment of $2.25 million.

In October 2014, the Company bought $17.8 million notional principal of its convertible bond issue at a purchase price of 91.654%. This transaction resulted in a non-cash gain of $1.5 million in the fourth quarter of 2014. In October 2014, the Company also entered into a private agreement to exchange $23.0 million of the outstanding principal amount of its convertible bond issue for an aggregate of 8,251,724 shares and a cash payment of $10.0 million plus accrued interest.

In December 2014, the Company entered into a private agreement to exchange $22.5 million of the outstanding principal amount of its convertible bond issue for an aggregate of 4,744,752 shares and a cash payment of $9.6 million plus accrued interest. This transaction and the bond exchange in October 2014 resulted in a non-cash loss of $41.1 million in the fourth quarter of 2014.

In February 2015, the Company bought $33.3 million notional principal of its convertible bond at a purchase price of 99%.

In the fourth quarter of 2014 and in the first quarter of 2015, the Company reduced the outstanding balance on its convertible bond loan, which matures in April 2015, from $190.0 million at September 30, 2014 to $93.4 million as of the date of this annual report through bond buy backs and debt/equity swaps. While there is a risk that the Company maybe unable to repay its convertible bond (See Item 3D, Risk Factors - We cannot assure you that we will be able to repay our convertible bond loan, which matures in April 2015), the Company believes it will be able to do so from cash on hand and committed bridge financing against our shares in Frontline 2012.

The loan associated with our convertible bonds imposes operating and negative covenants on us and our subsidiaries. A violation of these covenants constitutes an event of default under our convertible bonds, which would, unless waived by our bondholders, provide our bondholders with the right to require the principal amounts under the convertible bonds including accrued interest and expenses due for immediate payment and accelerate our indebtedness, which would impair our ability to continue to conduct our business. The Company was in compliance with all of the covenants as of December 31, 2014.

Bridge Financing Transaction

In January 2015, the Company obtained a binding commitment from one of its lenders to purchase, at the Company's request, up to 13,460,000 shares of Frontline 2012 owned by the Company at the prevailing market price at the time of the Company's request until April 15, 2015. At the same time, the Company is obligated to enter into a forward contract, with maximum maturity of six months, which requires the Company to buy back those shares. The commitment is subject to standard terms and conditions for transactions of this kind including the requirement for the Company to fund any unrealized losses on the forward contract and to maintain a cash collateral deposit in a pledged account equal to at least 20% of the market value of the forward contract. The value of the Company's shares in Frontline 2012 was approximately $75 million based on the closing share price on March 6, 2015.

Windsor Petroleum Transport Corporation Term Notes

In July and August 2008, ITCL purchased three tranches of the Windsor Petroleum Transport Corporation 7.84% term notes on the open market. In 2013, ITCL sold its full holding of the term notes, for net proceeds of $19.8 million.

In our opinion, we believe that cash on hand, internally generated cash flow and borrowings under our credit facilities will be sufficient to fund our working capital for, at least, the 12 months from December 31, 2014.

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

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

At December 31, 2014, we had the following contractual obligations and commitments:

	Payment due by period
(In thousands of $)	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years	Total
Fixed rate debt	163,357	—	—	—	163,357
Floating rate debt	2,000	27,500	—	—	29,500
Operating lease obligations	1,848	1,187	794	1,837	5,666
Capital lease obligations (1)	78,989	143,689	139,974	281,029	643,681
Capital repayments on loan notes	11,032	29,177	33,563	47,211	120,983
Contingent rental expense (2)	35,672	—	—	—	35,672
Newbuilding commitments (3)	40,866	—	—	—	40,866
Interest on fixed rate debt	4,408	—	—	—	4,408
Interest on floating rate debt (4)	797	1,093	—	—	1,890
Interest on fixed rate loan notes	8,491	14,014	8,817	3,614	34,936
Interest on capital lease obligations	39,412	62,017	44,008	49,037	194,474
Total	386,872	278,677	227,156	382,728	1,275,433

1.
As of December 31, 2014, the Company held 21 vessels under capital leases, of which 17 are leased from Ship Finance. Four are leased from a third party and the lessor has options to put the vessels on the Company at the end of the lease terms in December 2015 at which time the Company would be required to pay an aggregate amount of $36.0 million. This amount is included in the less than 1 year amount of $79.0 million.

2.
Contingent rental expense of $35.7 million is contractually payable as of December 31, 2014 and represents the amount earned in 2014. Additional contingent rental expense maybe come payable for amounts earned subsequent to December 31, 2014.

3.	The newbuilding commitments as of December 31, 2014 consist of one Suezmax tanker.

4.	Interest on floating rate debt has been calculated using three month U.S. dollar libor, plus agreed margin, as of December 31, 2014 and outstanding borrowings as of that date.

The table above does not reflect the Company's profit sharing arrangement with Ship Finance. See "Item 5, Operating and Financial Review and Prospects – A. Operating Results-Revenue and expense recognition".

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

Name	Age	Position
John Fredriksen	70	Chairman, Chief Executive Officer, President and Director
Kate Blankenship	50	Director and Audit Committee Chairman
Georgina Sousa	65	Director
Jens Martin Jensen	51	Director
Robert Hivde Macleod	36	Chief Executive Officer of Frontline Management AS
Inger M. Klemp	51	Chief Financial Officer of Frontline Management AS

Certain biographical information about each of our directors and executive officers is set forth below.

John Fredriksen has served as Chairman of the Board, Chief Executive Officer, President and a director of the Company since November 3, 1997.  Mr. Fredriksen has established trusts for the benefit of his immediate family which indirectly control Hemen, our largest shareholder.  Mr. Fredriksen is Chairman, President and a director of a related party Seadrill Limited, a Bermuda company listed on the Oslo Stock Exchange and New York Stock Exchange. He is also Chairman, President and a director of a related party Golden Ocean Group Limited, a Bermuda company listed on the Oslo Stock Exchange whose principal shareholder is Hemen and a director of a related party Frontline 2012 Ltd., a Bermuda company listed on the NOTC, whose principal shareholder is Hemen.

Kate Blankenship has been a director of the Company since August 2003. Mrs. Blankenship joined the Company in 1994 and served as the Company's Chief Accounting Officer and Company Secretary until October 2005. Mrs. Blankenship has been a Director of Ship Finance International Limited since October 2003.  Mrs. Blankenship has served as a director of Golar LNG Limited since July 2003, Golden Ocean Group Limited since November 2004, Seadrill Limited since May 2005, Archer Limited since August 2007, Golar LNG Partners LP since September 2007, Independent Tankers Corporation Limited since February 2008, Frontline 2012 Ltd. since December 2011, Seadrill Partners LLC since June 2012 and Avance Gas Holdings Limited, or Avance Gas, since October 2013. She is a member of the Institute of Chartered Accountants in England and Wales.

Georgina E. Sousa has been a director of the Company since April 2013 and has been employed by the Company since February 2007. Mrs. Sousa is also a director of Frontline 2012 Ltd., Golar LNG Limited and Golden Ocean and has served as Secretary of Knightsbridge Shipping Limited since March 2007. Prior to joining the Company, Mrs. Sousa was Vice-President-Corporate Services of Consolidated Services Limited, a Bermuda management company having joined that firm in 1993 as Manager of Corporate Administration. From 1976 to 1982, she was employed by the Bermuda law firm of Appleby, Spurling & Kempe as a Company Secretary and from 1982 to 1993 she was employed by the Bermuda law firm of Cox & Wilkinson as Senior Company Secretary.

Jens Martin Jensen joined us in September 2004 as Commercial Director. Mr. Jensen served as acting Chief Executive Officer of Frontline Management AS from April 2008 to May 2009 and served as Chief Executive Officer from May 2009 to November 2014. Mr. Jensen was appointed a director of the Company in September 2014 and was appointed a director of FLEX LNG Limited in October 2014. From August 1996 to September 2004, Mr. Jensen was a partner in Island Shipbrokers in Singapore. From April 1985 to August 1996, Mr. Jensen worked in the A.P. Moller Group with postings to Singapore, Tokyo, Mexico and Denmark. Mr. Jensen completed the A.P. Moller training program in 1987.

Robert Hvide Macleod has served as Chief Executive Officer of Frontline Management AS since November 2014. Mr. Macleod was employed by the A.P. Moller Group from 2002 to 2004 and Glencore-ST Shipping from 2004 to 2011. He is the founder of Highlander Tankers AS. Mr Macleod holds a Maritime Business (Hons) degree from Plymouth University.

Inger M. Klemp has served as Chief Financial Officer of Frontline Management AS since June 1, 2006. Mrs. Klemp has served as a director of Independent Tankers Corporation Limited since February 2008 and has served as Chief Financial Officer of Knightsbridge Shipping Limited since September 2007. Mrs. Klemp served as Vice President Finance from August 2001 until she was promoted in May 2006. Mrs. Klemp graduated as MSc in Business and Economics from the Norwegian School of Management (BI) in 1986. Prior to joining the Company, Mrs. Klemp was Assistant Director Finance in Color Group ASA and Group Financial Manager in Color Line ASA, a OSE listed company and before that was Assistant Vice President in Nordea Bank Norge ASA handling structuring and syndication of loan facilities in the international banking market and a lending officer of Fokus Bank ASA.

B.  COMPENSATION

During the year ended December 31, 2014, we paid to our directors and executive officers (six persons) aggregate cash compensation of approximately $1.6 million and an aggregate amount of approximately $0.07 million for pension and retirement benefits. In addition to cash compensation, during 2014 we also recognized stock compensation expense of approximately $0.01 million in respect of options granted under our Share Option Scheme.

C.  BOARD PRACTICES

In accordance with our Bye-laws the number of Directors shall be such number not less than two as our shareholders by Ordinary Resolution may from time to time determine and each Director shall hold office until the next annual general meeting following his election or until his successor is elected. We currently have four Directors.

We currently have an audit committee, which is responsible for overseeing the quality and integrity of our financial statements and our accounting, auditing and financial reporting practices, our compliance with legal and regulatory requirements, the independent auditor's qualifications, independence and performance and our internal audit function. In 2014, our audit committee comprised of Mrs. Kate Blankenship.

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

D.  EMPLOYEES

As of December 31, 2014, we employed approximately 118 people in our offices in Bermuda, London, Oslo, Singapore, India and the Philippines, compared to 96 employees in 2013 and 88 employees in 2012. We contract with independent ship managers to manage and operate our vessels.

E.  SHARE OWNERSHIP

As of March 6, 2015, the beneficial interests of our Directors and officers in our Ordinary Shares were as follows:

Director or Officer	Ordinary Shares of $1.00 each	Options to acquire Ordinary Shares which have vested	Percentage of Ordinary Shares Outstanding
John Fredriksen*	*	—	*
Kate Blankenship	2,000	—	**
Jens Martin Jensen	14,000	20,000	**
Inger M. Klemp	16,000	20,000	**

*      Hemen is a Cyprus holding company, which is indirectly controlled by trusts established by Mr. Fredriksen, the Company's Chairman and Chief Executive Officer, for the benefit of his immediate family. Mr. Fredriksen disclaims beneficial ownership of the 26,304,053 Ordinary Shares held by Hemen, except to the extent of his voting and dispositive interest in such shares of common stock. Mr. Fredriksen has no pecuniary interest in the shares held by Hemen.
**      Less than 1%.

Share Option Scheme

In November 2006, the Company's board of directors approved a share option plan, which was cancelled in 2009 and replaced it with the Frontline Ltd. Share Option Scheme (the "Frontline Scheme"). The Frontline Scheme permits the board of directors, at its discretion, to grant options to acquire shares in the Company to employees and directors of the Company or its subsidiaries. The subscription price for all options granted under the scheme is reduced by the amount of all dividends declared by the Company in the period from the date of grant until the date the option is exercised, provided the subscription price is never reduced below the par value of the share. The options granted under the plan vest equally over three years and have a five year term. There is no maximum number of shares authorized for awards of equity share options and authorized, un-issued or treasury shares of the Company may be used to satisfy exercised options.

In April 2011, the Company granted 145,000 share options to directors and employees. No options have been granted since then. See Note 25 to our audited Consolidated Financial Statements included herein for more details on the Frontline Scheme.

Details of options to acquire our Ordinary Shares by our Directors and officers as of March 6, 2015, were as follows:

Director or Officer	Number of options		Exercise price	Expiration Date
	Total	Vested
Jens Martin Jensen	20,000	20,000	NOK 130.46	April 2016
Inger M. Klemp	20,000	20,000	NOK 130.46	April 2016

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

The following table presents certain information as of March 6, 2015, regarding the ownership of our Ordinary Shares with respect to each shareholder whom we know to beneficially own more than 5% of our outstanding Ordinary Shares.

Owner	Ordinary Shares Amount	%
Hemen Holding Ltd.	26,304,053	21.3%

As of March 6, 2015, 57,648,241 of our Ordinary Shares were listed for trading on the New York Stock Exchange.

Our major shareholders have the same voting rights as our other shareholders. No corporation or foreign government owns more than 50% of our outstanding Ordinary Shares. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

B.  RELATED PARTY TRANSACTIONS

The majority of the Company's leased vessels are leased from Ship Finance and Ship Finance is entitled to a profit share of the Company's earnings on these vessels under a Charter Ancillary Agreement. This profit share was increased from 20% to 25% with effect from January 1, 2012. A summary of leasing transactions with Ship Finance during the years ended December 31, 2014, 2013 and 2012 is as follows:

(in thousands of $)	2014	2013	2012
Charter hire paid (principal and interest): continuing operations	123,225	150,891	161,840
Charter hire paid (principal and interest): discontinued operations	—	434	14,492
Lease termination fees (expense) income: continuing operations	—	(5,204)	22,766
Lease termination fees expense: discontinued operations	—	—	(24,543)
Contingent rental expense: continuing operations	32,663	—	20,020
Contingent rental expense: discontinued operations	—	—	32,156
Remaining lease obligation	593,998	726,717	875,670

A summary of net amounts earned (incurred) from related parties, excluding the Ship Finance lease related balances above, for the years ended December 31, 2014, 2013 and 2012 are as follows:

(in thousands of $)	2014	2013	2012
Seatankers Management Co. Ltd	2,320	1,416	1,009
Golar LNG Limited	1,631	2,119	1,820
Ship Finance International Limited	6,281	5,094	4,261
Golden Ocean Group Limited	5,393	3,166	5,566
Bryggegata AS	(2,013)	(1,982)	(1,455)
Arcadia Petroleum Limited	646	7,962	5,423
Seadrill Limited	2,348	1,475	2,574
Archer Limited	466	410	390
Deep Sea Supply Plc	149	69	41
Aktiv Kapital ASA	—	40	21
Orion Tankers Ltd	—	—	343
Frontline 2012 Ltd	10,102	7,410	(4,004)
North Atlantic Drilling Ltd	1,128	60	—
CalPetro Tankers (Bahamas I) Limited	80	54	51
CalPetro Tankers (Bahamas II) Limited	80	54	51
CalPetro Tankers (IOM) Limited	80	54	51
Windsor group	287	—	—
Knightsbridge Shipping Limited	2,341	—	—

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

A summary of short term balances due from related parties as at December 31, 2014 and 2013 is as follows:

(in thousands of $)	2014	2013
Receivables
Ship Finance International Limited	3,444	2,272
Seatankers Management Co. Ltd	320	394
Archer Ltd	100	8
Golar LNG Limited	—	942
Northern Offshore Ltd	13	13
Golden Ocean Group Limited	1,490	1,219
Seadrill Limited	557	1,478
Frontline 2012 Ltd	3,672	2,860
CalPetro Tankers (Bahamas I) Limited	—	14
CalPetro Tankers (Bahamas II) Limited	—	14
CalPetro Tankers (IOM) Limited	—	14
Deep Sea Supply Plc	61	4
Aktiv Kapital Ltd	—	6
Arcadia Petroleum Limited	124	174
North Atlantic Drilling Ltd	817	75
Knightsbridge Shipping Limited	2,039	—
	12,637	9,487

A summary of short term balances due to related parties as at December 31, 2014 and 2013 is as follows:

(in thousands of $)	2014	2013
Payables
Ship Finance International Limited	(45,244)	(8,528)
Seatankers Management Co. Ltd	(343)	(506)
Golar LNG Limited	—	(155)
Golden Ocean Group Limited	(914)	(1,047)
Frontline 2012 Ltd	(3,048)	(1,183)
Knightsbridge Shipping Limited	(320)	—
Windsor group	(5,844)	—
	(55,713)	(11,419)

Receivables and payables with related parties comprise unpaid management, technical advisory, newbuilding supervision and technical management, administrative service and rental charges and charter hire payments. In addition, certain payables and receivables arise when the Company pays an invoice, or receives a supplier rebate, on behalf of a related party and vice versa. The payable with Ship Finance at December 31, 2014 includes unpaid contingent rental expense. Receivables and payables with related parties are generally settled quarterly in arrears with the exception of profit share due to Ship Finance which is settled annually.

The long term related party balance is due to Ship Finance and is the remaining termination fee payable for Front Champion, Golden Victory, Front Commerce, Front Comanche and Front Opalia the balance is being repaid using similar repayment terms to the original lease and incurs interest at 7.250%. Interest expense of $5.9 million has been recorded in 2014.

In July 2014, the Company agreed with Ship Finance to terminate the long term charter parties for the 1999 VLCCs Front Commerce, Front Comanche and Front Opalia with Ship Finance simultaneously selling the vessels to unrelated third parties. The charter parties were terminated in November 2014 upon the redelivery of the vessels to Ship Finance. The Company recorded an impairment loss of $85.3 million in the third quarter of 2014 and a net gain of $40.4 million in the fourth quarter of 2014 on the termination of these leases. The Company agreed to a compensation payment to Ship Finance of $58.8 million for the early termination of the charter parties, of which $10.5 million was paid upon termination and the balance was recorded as notes payable, with similar amortization profiles to the current lease obligations. The long term related party balance at December 31, 2014 is as follows:

(in thousands of $)
7.254% loan note payable due 2021 and 2022	78,616
7.25% loan note payable due 2022 and 2023	48,385
Loan note repayments	(6,018)
Total loan note	120,983
Less: current portion of loan note (included in short term related party balance)	(11,031)
109,952

The note balance at December 31, 2014 is repayable as follows:

(in thousands of $)
Year ending December 31,
2015	11,031
2016	14,070
2017	15,107
2018	16,197
2019	17,366
Thereafter	47,212
120,983

We transact business with the following related parties, being companies in which Hemen and companies associated with Hemen have a significant interest: Ship Finance International Limited, Northern Offshore Ltd, Seadrill Limited, Bryggegata AS, Golden Ocean Group Limited, Arcadia Petroleum Limited ("Arcadia"), Deep Sea Supply Plc ("Deep Sea"), Aktiv Kapital ASA, Archer Limited, Farahead Holdings Limited ("Farahead"), Seatankers Management Co. Ltd, North Atlantic Drilling Ltd, Frontline 2012 Ltd, CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited, CalPetro Tankers (IOM) Limited and Knightsbridge. Frontline 2012 Ltd was equity accounted for during the full period. CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited and CalPetro Tankers (IOM) Limited were equity accounted up to October 1, 2014 and consolidated from that date. Golar LNG Limited ceased to be a related party in September 2014.

On July 15, 2014, several of the subsidiaries and related entities in the Windsor group, which owned four VLCCs, filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court in Wilmington, Delaware. The Company had been consolidating the Windsor group under the variable interest entity model and de-consolidated the group on July 15, 2014 as it lost control of the group as a consequence of the Chapter 11 filing. The Windsor group emerged from Chapter 11 in January 2015 at which time all of the debt in the Windsor group was converted into equity and ownership was transferred to the then current bondholders.

The Company earned freights on chartering vessels to Arcadia in the year ended December 31, 2013 of $7.5 million.

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

Dividend Policy

The timing and amount of dividends, if any, is at the discretion of our Board of Directors. The level of dividend will be guided by present earnings, market prospects, current capital expenditure programs as well as investment opportunities. We have not paid any cash dividends since the third quarter in 2011. We can give no assurance that dividends will be paid in the future or the amount of such dividends.

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

The following table sets forth, for the five most recent fiscal years, the high and low prices for the Ordinary Shares on the NYSE and OSE.

	NYSE		OSE
	High	Low	High	Low
Fiscal year ended December 31,
2014	$5.18	$1.18	NOK 34.20	NOK 7.50
2013	$4.05	$1.71	NOK 25.00	NOK 9.90
2012	$9.47	$3.02	NOK 48.50	NOK 17.24
2011	$27.76	$2.52	NOK 169.50	NOK 14.76
2010	$38.85	$24.98	NOK 236.70	NOK 146.40

The following table sets forth, for each full financial quarter for the two most recent fiscal years, the high and low prices of the Ordinary Shares on the NYSE and the OSE.

	NYSE		OSE
	High	Low	High	Low
Fiscal year ended December 31, 2014
First quarter	$5.18	$3.47	NOK 34.20	NOK 21.40
Second quarter	$4.13	$2.22	NOK 25.10	NOK 13.30
Third quarter	$3.05	$1.18	NOK 18.70	NOK 7.50
Fourth quarter	$2.95	$1.19	NOK 21.00	NOK 8.00
	NYSE		OSE
	High	Low	High	Low
Fiscal year ended December 31, 2013
First quarter	$3.77	$1.81	NOK 20.60	NOK 10.95
Second quarter	$2.55	$1.71	NOK 14.65	NOK 9.90
Third quarter	$3.17	$1.78	NOK 17.80	NOK 10.60
Fourth quarter	$4.05	$2.03	NOK 25.00	NOK 12.25

The following table sets forth, for the most recent six months, the high and low prices for the Ordinary Shares on the NYSE and OSE.

	NYSE		OSE
	High	Low	High	Low
March 2015 (through March 6)	$2.64	$2.45	NOK 20.80	NOK 18.40
February 2015	$3.08	$2.36	NOK 22.80	NOK 17.50
January 2015	$5.05	$2.29	NOK 38.80	NOK 17.50
December 2014	$2.95	$1.33	NOK 21.00	NOK 8.90
November 2014	$1.48	$1.19	NOK 10.70	NOK 8.15
October 2014	$1.79	$1.28	NOK 11.50	NOK 8.00

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

A resolution was approved at the Company's Annual General Meeting on September 19, 2014, to increase the Company's authorized share capital from $312,500,000 divided into 312,500,000 common shares of $1.00 par value each to $1,000,000,000 divided into 1,000,000,000 common shares of $1.00 par value each.

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

C. MATERIAL CONTRACTS

Ship Finance

Charter Ancilliary Agreement

The Company has entered into charter ancillary agreements with Ship Finance in connection with the leased vessels whereby the Company agrees to pay Ship Finance a profit sharing payment equal to 20% of the charter revenues earned by the Company in excess of the daily base charter hire paid to Ship Finance. In December 2011, the Company and Ship Finance agreed to a rate reduction of $6,500 per day for all vessels leased from Ship Finance under long-term leases for a four year period that commenced on January 1, 2012. The Company paid Ship Finance up front compensation of $106.0 million on December 30, 2011, of which $50.0 million was a non-refundable prepayment of profit share and $56.0 million was a release of restricted cash serving as security for charter payments. The Company will compensate Ship Finance with 100% of any difference between the renegotiated rates and the average vessel earnings up to the original contract rates (contingent rental expense). At December 31, 2014, the contingent rental expense due to Ship Finance is $32.7 million (2013: nil). In addition, the profit share above the original threshold rates was increased from 20% to 25%. As a result of this, obligations under capital leases and vessels under capital leases have been reduced by $126.5 million at December 31, 2011. Obligations under capital leases have also been reduced by the $106.0 million compensation payment to Ship Finance. In the year ended December 31, 2014, total profit share due to Ship Finance was nil and so the $50.0 million non-refundable prepayment of profit share in December 2011 remains unchanged at December 31, 2014. Profit share will only be recognized in the financial statements when the accrued profit share is more than the non-refundable prepayment of profit share.

Debt Conversion

Exchange Agreements

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

On October 28, 2014 the Company entered into an Exchange Agreement for the exchange of $23.0 million of the outstanding principal amount of the Company's 4.5% convertible bond issue for an aggregate of 8,251,724 shares and a cash payment of $10.0 million plus accrued interest. On December 16, 2014 the Company entered into an Exchange Agreement for the exchange of $22.5 million of the outstanding principal amount of the Company's 4.5% convertible bond issue for an aggregate of 4,744,752 shares and a cash payment of $9.6 million plus accrued interest. As these conversions were agreed at more favorable terms than the original bond, they were treated as inducements and the Company recognized the difference between the fair value of the original conversion rights compared with the fair value of the induced conversion terms, as a debt conversion expense in 2014.

We also refer you to “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources” and “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions” for a discussion of our material agreements that we have entered into outside the ordinary course of our business during the two-year period immediately preceding the date of this annual report.

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

United States Federal Income Tax Considerations

In the opinion of Seward & Kissel LLP, our United States counsel, the following are the material United States federal income tax consequences to us of our activities and to United States Holders of our ordinary shares. The following discussion of U.S. federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, all of which are subject to change, possibly with retroactive effect. Except as otherwise noted, this discussion is based on the assumption that we will not maintain an office or other fixed place of business within the United States.

Taxation of the Company's Shipping Income: In General

The Company anticipates that it will derive substantially all of its gross income from the use and operation of vessels in international commerce and that this income will principally consist of freights from the transportation of cargoes, charter hire from time or voyage charters and the performance of services directly related thereto, which the Company refers to as "shipping income."

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
more than 50% of the Company's stock, in terms of value, is beneficially owned by any combination of one or more qualified shareholders which, as defined, includes individuals who are residents of a qualified foreign country or foreign corporations that satisfy the country of organization requirement and the Publicly-Traded Test.

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

Under the Treasury Regulations, stock of a foreign corporation is considered "primarily traded" on an established securities market in a country if the number of shares of each class of stock that is traded during the taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country.  The Company's ordinary shares, which is the sole class of issued and outstanding stock, was "primarily traded" on the New York Stock Exchange, or "NYSE", during the 2014 taxable year.

Under the Treasury Regulations, the Company's ordinary shares will be considered to be "regularly traded" on the NYSE if: (1) more than 50% of its ordinary shares, by voting power and total value, is listed on the NYSE, referred to as the "Listing Threshold", (2) its ordinary shares are traded on the NYSE, other than in minimal quantities, on at least 60 days during the taxable year (or one-sixth of the days during a short taxable year), which is referred to as the "Trading Frequency Test"; and (3) the aggregate number of its ordinary shares traded on the NYSE during the taxable year are at least 10% of the average number of its ordinary shares outstanding during such taxable year (as appropriately adjusted in the case of a short taxable year), which is referred to as the "Trading Volume Test".  The Trading Frequency Test and Trading Volume Test are deemed to be satisfied under the Treasury Regulations if the Company's ordinary shares are regularly quoted by dealers making a market in the ordinary shares.

The Company believes that its ordinary shares have satisfied the Listing Threshold, as well as the Trading Frequency Test and Trading Volume Tests, during the 2014 taxable year.

Notwithstanding the foregoing, the Treasury Regulations provide, in pertinent part, that stock of a foreign corporation will not be considered to be "regularly traded" on an established securities market for any taxable year during which 50% or more of such stock is owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons, or "5% Shareholders", who each own 5% or more of the vote and value of such stock, which is referred to as the "5% Override Rule."  For purposes of determining the persons who are 5% Shareholders, a foreign corporation may rely on Schedules 13D and 13G filings with the U.S. Securities and Exchange Commission.

During the 2014 taxable year, 5% Shareholders did not, individually or collectively, own 50% or more of the Company's ordinary shares for more than half the number of days. Therefore, the Company is not subject to the 5% Override Rule, and therefore the Company believes that it has satisfied the Publicly-Traded Test for the 2014 taxable year.  However, there is no assurance that the Company will continue to satisfy the Publicly-Traded Test in future taxable years. For example, the Company could be subject to the 5% Override Rule if another 5% Shareholder in combination with the Company's existing 5% Shareholders were to own 50% or more of the Company's ordinary shares.  In such a case, the Company would be subject to the 5% Override Rule unless it could establish that, among the ordinary shares owned by the 5% Shareholders, sufficient shares are owned by qualified shareholders, for purposes of Section 883 of the Code, to preclude non-qualified shareholders from owning 50% or more of the Company's ordinary shares for more than half the number of days during the taxable year.  The requirements of establishing this exception to the 5% Override Rule are onerous and there is no assurance the Company will be able to satisfy them.

Taxation in Absence of Section 883 Exemption

To the extent the benefits of Section 883 are unavailable with respect to any item of United States source income, the Company's United States source shipping income would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, which the Company refers to as the "4% gross basis tax regime". Since under the sourcing rules described above, no more than 50% of the Company's shipping income would be treated as being derived from United States sources, the maximum effective rate of United States federal income tax on the Company's shipping income would never exceed 2% under the 4% gross basis tax regime.

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

Taxation of United States Holders

The following is a discussion of the material United States federal income tax considerations relevant to an investment decision by a United States Holder, as defined below, with respect to the ordinary shares. This summary is not intended to be applicable to all categories of investors, such as dealers in securities, traders in securities that elect the mark-to-market method of accounting, banks, thrifts or other financial institutions, insurance companies, regulated investment companies, tax-exempt organizations, United States expatriates, persons that hold ordinary shares as part of a straddle, conversion transaction or hedge, persons who own 10% or more of our outstanding stock, persons deemed to sell ordinary shares under the constructive sale provisions of the Code, United States Holders whose "functional currency" is other than the United States dollar, or holders subject to the alternative minimum tax, each of which may be subject to special rules. In addition, this discussion is limited to persons who hold ordinary shares as "capital assets" (generally, property held for investment) within the meaning of Code Section 1221. This summary does not contain a detailed description of all the United States federal income tax consequences to United States Holders in light of their particular circumstances and does not address the Medicare tax on net investment income, or the effects of any state, local or non-United States tax laws. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of ordinary shares.

As used herein, the term "United States Holder" means a beneficial owner of ordinary shares that is (i) a United States citizen or resident, (ii) a United States corporation or other United States entity taxable as a corporation, (iii) an estate, the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

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

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by the Company with respect to ordinary shares to a United States Holder will generally constitute foreign source dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of the Company's current or accumulated earnings and profits, as determined under United States federal income tax principles.  Distributions in excess of the Company's earnings and profits will be treated first as a non-taxable return of capital to the extent of the United States Holder's tax basis in its ordinary shares on a dollar-for-dollar basis and thereafter as capital gain.  Because the Company is not a United States corporation, United States Holders that are corporations will not be entitled to claim a dividends-received deduction with respect to any distributions they receive from the Company.

Dividends paid on ordinary shares to a United States Holder which is an individual, trust or estate (a "United States Non-Corporate Holder") will generally be treated as "qualified dividend income" that is taxable to such shareholder at preferential United States federal income tax rates provided that (1) the ordinary shares are readily tradable on an established securities market in the United States (such as the New York Stock Exchange on which the ordinary shares are listed); (2) the Company is not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which the Company does not believe it is, has been or will be); and (3) the United States Non-Corporate Holder has owned the ordinary shares for more than 60 days in the 121-day period beginning 60 days before the date on which the ordinary shares become ex-dividend.

Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a United States Holder.

Sale, Exchange or other Disposition of Our Ordinary Shares

Assuming the Company does not constitute a passive foreign investment company for any taxable year, a United States Holder generally will recognize taxable gain or loss from U.S. sources upon a sale, exchange or other disposition of the Company's ordinary shares in an amount equal to the difference between the amount realized by the United States Holder from such sale, exchange or other disposition and the United States Holder's tax basis in the ordinary shares.  Such gain or loss will be capital gain or loss and will be treated as long-term capital gain or loss if the United States Holder's holding period in the ordinary shares is greater than one year at the time of the sale, exchange or other disposition. Long-term capital gains of a United States Non-Corporate Holder are taxable at preferential United States federal income tax rates. A United States Holder's ability to deduct capital losses is subject to certain limitations.

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

Although there is no direct legal authority under the PFIC rules, the Company believes there is substantial legal authority supporting its position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes.  However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, in the absence of any legal authority specifically relating to the Code provisions governing PFICs, the IRS or a court could disagree with our position.  In addition, although the Company intends to conduct its affairs in such a manner as to avoid being classified as a PFIC with respect to any taxable year, there can be no assurance that the nature of its operations will not change in the future.

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

Taxation of United States Holders Making a "Mark-to-Market" Election

Alternatively, if the Company were to be treated as a PFIC for any taxable year and, as anticipated, the ordinary shares are treated as "marketable stock," a United States Holder would be allowed to make a Mark-to-Market election with respect to the Company's ordinary shares.  If that election is made, the United States Holder generally would include as ordinary income in each taxable year that the Company that the Company is a PFIC the excess, if any, of the fair market value of the ordinary shares at the end of the taxable year over such holder's adjusted tax basis in the ordinary shares.  The United States Holder would also be permitted an ordinary loss for each such taxable year in respect of the excess, if any, of the United States Holder's adjusted tax basis in the ordinary shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the Mark-to-Market election.  A United States Holder's tax basis in its ordinary shares would be adjusted to reflect any such income or loss amount. In any taxable year that the Company is a PFIC, gain realized on the sale, exchange or other disposition of the ordinary shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the ordinary shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the United States Holder.

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

PFIC Annual Filing Requirements

If the Company were to be treated as a PFIC for any taxable year, a United States Holder will generally be required to file an information return on an IRS Form 8621 with respect to its ownership of the Company’s ordinary shares.

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

If a holder sells his ordinary shares to or through a United States office of a broker, the payment of the proceeds is subject to both United States information reporting and backup withholding unless the holder establishes an exemption.  If a holder sells his ordinary shares through a non-United States office of a non-United States broker and the sales proceeds are paid to the holder outside the United States then information reporting and backup withholding generally will not apply to that payment.  However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, including a payment made to a holder outside the United States, if the holder sells his ordinary shares through a non-United States office of a broker that is a United States person or has some other contacts with the United States, unless the broker has documentary evidence in its records that the holder is not a United States person and certain other conditions are met, or the holder otherwise establishes an exemption.

Backup withholding is not an additional tax.  Rather, a taxpayer generally may obtain a refund of any amounts withheld under backup withholding rules that exceed the taxpayer's income tax liability by filing a refund claim with the IRS.

Other U.S. Information Reporting Obligations

Individuals who are United States Holders (and to the extent specified in applicable Treasury Regulations, certain United States entities) who hold "specified foreign financial assets" (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury Regulations).  Specified foreign financial assets would include, among other assets, the ordinary shares, unless the ordinary shares are held through an account maintained with a United States financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual United States Holder (and to the extent specified in applicable Treasury Regulations a United States entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of United States federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed.  United States Holders (including United States entities) are encouraged consult their own tax advisors regarding their reporting obligations under this legislation.

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

 ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks, spot market rates for vessels and foreign currency fluctuations. We may enter into Forward Freight Agreements, or FFAs, and futures for trading purposes in order to manage our exposure to the risk of movements in the spot market for certain trade routes and, to some extent, for speculative purposes. We did not enter into any FFAs in 2014. In 2013 and 2012, we entered a limited number of FFAs for speculative trading purposes. As of December 31, 2014, the Company had no contracts outstanding (2013: no contracts, 2012: 24 contracts). We recognized a loss of $0.6 million as 'mark to market on derivatives' in 2013 compared with a loss of $1.7 million in 2012. We may also enter into other derivative instruments from time to time for speculative purposes but currently we have not entered into any such agreement. Following the restructuring described in "Item 4. Information on the Company-A. History and Development of the Company," we no longer have any floating rate debt and are no longer exposed to interest rate risk.

As of December 31, 2014, the fair market value of our fixed rate debt was $147.5 million (2013: $340.4 million). If interest rates were to increase or decrease by 1% with all other variables remaining constant, we estimate that the market value of our fixed rate debt would have decreased or increased by approximately $1.4 million and $1.5 million, respectively (2013: decrease by $8.7 million and increase by $9.0 million).

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

a)   Disclosure Controls and Procedures

Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this annual report as of December 31, 2014. Based upon that evaluation, the principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective as of the evaluation date.

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

Management conducted the evaluation of the effectiveness of the internal controls over financial reporting using the control criteria framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its report entitled Internal Control-Integrated Framework (2013).

Our management with the participation of our principal executive officer and principal financial officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31, 2014. Based upon that evaluation, our management with the participation of our principal executive officer and principal financial officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2014.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2014 has been audited by PricewaterhouseCoopers AS, an independent registered public accounting firm, as stated in their report which appears herein.

c)   Attestation Report of Independent Registered Public Accounting Firm

The independent registered public accounting firm that audited the consolidated financial statements, PricewaterhouseCoopers AS, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2014, appearing under Item 18, and such report is incorporated herein by reference.

d)   Changes in internal control over financial reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected or are reasonably likely to materially affect, the Company's internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2014 and 2013 was PricewaterhouseCoopers AS. The following table sets forth for the two most recent fiscal years the fees paid or accrued for audit and services provided by PricewaterhouseCoopers AS.

(in thousands of $)	2014	2013
Audit Fees (a)	1,324	1,359
Audit-Related Fees (b)	—	—
Tax Fees (c)	—	—
All Other Fees (d)	—	—
Total	1,324	1,359

(a)  Audit Fees

Audit fees represent professional services rendered for the audit of our annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements. The amount in 2014 includes $131,000 (2013: $198,000) for costs incurred in connection with the ATM offering.

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

Our Board of Directors has adopted pre-approval policies and procedures in compliance with paragraph (c) (7)(i) of Rule 2-01 of Regulation S-X that require the Board to approve the appointment of the independent auditor of the Company before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company. All services provided by the principal auditor in 2014 were approved by the Board pursuant to the pre-approval policy.

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

ITEM 16H. MINE SAFETY DISCLOSURES

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

ITEM 19. EXHIBITS

No.	Description of Exhibit

1.1*	Memorandum of Association of the Company, incorporated by reference to Exhibit 1.1 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2013.

1.2*
Amended and Restated Bye-Laws of the Company as adopted by shareholders on September 28, 2007 incorporated by reference to Exhibit 1.2 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2007.

1.3	Certificate of Deposit of Memorandum of Increase of Share Capital.

2.1*	Form of Ordinary Share Certificate, incorporated by reference to Exhibit 2.1 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2013.

4.1*
Charter Ancillary Agreement between Frontline Ltd and Ship Finance International Limited dated January 1, 2004 incorporated by reference to Exhibit 10.2 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004.

4.2*
Addendum to Charter Ancillary Agreement between Frontline Ltd and Ship Finance International Limited dated June 15, 2004 incorporated by reference to Exhibit 10.3 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004.

4.3*	Form of Performance Guarantee issued by the Company incorporated by reference to Exhibit 10.4 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004.

4.4*	Form of Time Charter incorporated by reference to Exhibit 10.5 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004.

4.5*	Frontline Ltd Share Option Scheme dated September 25, 2009. Incorporated by reference to Exhibit 4.16 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2010.

4.6*
Addendum No. 3 to Charter Ancillary Agreement between Frontline Ltd, Ship Finance International Limited and Frontline Shipping Ltd, dated August 21, 2007 incorporated by reference to Exhibit 4.18 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2007.

4.7*
Addendum No. 1 to Charter Ancillary Agreement between Frontline Ltd., Ship Finance International Limited and Frontline Shipping II Ltd., dated August 21, 2007 incorporated by reference to Exhibit 4.19 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2007.

4.8*
Addendum No. 2 to Charter Ancillary Agreement between Frontline Ltd., Ship Finance International Limited and Frontline Shipping II Ltd., dated March 25, 2010 incorporated by reference to Exhibit 4.21 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2010.

4.9*
Addendum No. 7 to Charter Ancillary Agreement between Frontline Ltd., Ship Finance International Limited and Frontline Shipping Ltd., dated December 22, 2011, incorporated by reference to Exhibit 4.17 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2011.

4.10*
Addendum No. 3 to Charter Ancillary Agreement between Frontline Ltd., Ship Finance International Limited and Frontline Shipping II Ltd., dated December 22, 2011, incorporated by reference to Exhibit 4.18 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2011.

4.11*
Acquisition Agreement between Frontline Ltd., Frontline 2012 Ltd. and Frontfleet Ltd., dated December 23, 2011, incorporated by reference to Exhibit 4.19 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2011.

4.20*	Exchange Agreement dated October 11, 2013, incorporated by reference to Exhibit 4.20 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2013.

4.21	Exchange Agreement dated October 28, 2014.

4.22	Exchange Agreement dated December 16, 2014.

8.1	Subsidiaries of the Company.

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

13.1	Certification of the Principal Executive Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Principal Financial Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm

*	Incorporated herein by reference.

101.	INS*	XBRL	Instance Document
101.	SCH*	XBRL	Taxonomy Extension Schema

101.	CAL*	XBRL	Taxonomy Extension Schema Calculation Linkbase
101.	DEF*	XBRL	Taxonomy Extension Schema Definition Linkbase
101.	LAB*	XBRL	Taxonomy Extension Schema Label Linkbase
101.	PRE*	XBRL	Taxonomy Extension Schema Presentation Linkbase

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Frontline Ltd.
(Registrant)

Date: March 16, 2015	By:	/s/ Inger M. Klemp
	Name:	Inger M. Klemp
	Title:	Principal Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Frontline Ltd.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, consolidated statements of comprehensive loss, consolidated statements of cash flows and consolidated statements of changes in (deficit) equity present fairly, in all material respects, the financial position of Frontline Ltd. and its subsidiaries at December 31, 2014 and December 31, 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the accompanying financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Controls Over Financial Reporting appearing under item 15(b) of Frontline Ltd.’s Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/PricewaterhouseCoopers AS

PricewaterhouseCoopers AS
Oslo, Norway
March 16, 2015

Frontline Ltd.
Consolidated Statements of Operations for the years ended December 31, 2014, 2013 and 2012
(in thousands of $, except per share data)

	2014	2013	2012
Operating revenues
Time charter revenues	15,601	26,843	66,313
Bareboat charter revenues	9,289	24,009	33,373
Voyage charter revenues	497,023	440,584	452,890
Other income	37,775	25,754	25,785
Total operating revenues	559,688	517,190	578,361
Gain on sale of assets and amortization of deferred gains	24,620	23,558	34,759
Operating expenses
Voyage expenses and commission	286,367	299,741	269,845
Ship operating expenses	89,674	109,872	118,381
Contingent rental expense (income)	36,900	(7,761)	22,456
Charter hire expenses	—	4,176	37,461
Administrative expenses	40,787	31,628	33,906
Impairment loss on vessels	97,709	103,724	4,726
Depreciation	81,471	99,802	107,437
Total operating expenses	632,908	641,182	594,212
Net operating (loss) income	(48,600)	(100,434)	18,908
Other income (expenses)
Interest income	47	83	130
Interest expense	(75,825)	(90,718)	(94,089)
Equity results of unconsolidated subsidiaries and associated companies	3,866	13,539	(4)
Foreign currency exchange (loss) gain	(179)	(92)	84
Mark to market loss on derivatives	—	(585)	(1,725)
Gain on redemption of debt	1,486	—	4,600
Debt conversion expense	(41,067)	(12,654)	—
Loss from de-consolidation of subsidiaries	(12,415)	—	—
Dividends received, net	296	86	134
Other non-operating items, net	1,190	1,181	1,110
Net other expenses	(122,601)	(89,160)	(89,760)
Net loss before income taxes and noncontrolling interest	(171,201)	(189,594)	(70,852)
Income tax expense	(459)	(284)	(379)
Net loss from continuing operations	(171,660)	(189,878)	(71,231)
Net loss from discontinued operations	—	(1,204)	(12,544)
Net loss	(171,660)	(191,082)	(83,775)
Net loss attributable to noncontrolling interest	8,722	2,573	1,021
Net loss attributable to Frontline Ltd.	(162,938)	(188,509)	(82,754)
Loss per share attributable to Frontline Ltd. stockholders:
Basic and diluted loss per share from continuing operations, excluding loss attributable to noncontrolling interest ($)	$(1.63)	$(2.35)	$(0.90)
Basic and diluted loss per share from discontinued operations ($)	—	$(0.01)	$(0.16)
Basic and diluted loss per share attributable to Frontline Ltd. ($)	$(1.63)	$(2.36)	$(1.06)
Weighted average shares outstanding, basic and diluted (in 000's)	99,939	79,751	77,859
Cash dividends per share declared ($)	—	—	—

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline Ltd.
Consolidated Statements of Comprehensive Loss for the years ended December 31, 2014, 2013 and 2012
(in thousands of $)

	2014	2013	2012
Comprehensive loss, net of tax
Net loss	(171,660)	(191,082)	(83,775)
Unrealized (losses) gains from marketable securities	(980)	915	527
Foreign currency translation gains (losses)	25	(63)	97
Other comprehensive (loss) income, net of tax	(955)	852	624
Comprehensive loss	(172,615)	(190,230)	(83,151)

Comprehensive loss attributable to noncontrolling interest	(8,722)	(2,573)	(1,021)
Comprehensive loss attributable to stockholders of Frontline Ltd.	(163,893)	(187,657)	(82,130)
Comprehensive loss	(172,615)	(190,230)	(83,151)

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline Ltd.
Consolidated Balance Sheets as of December 31, 2014 and 2013
(in thousands of $)

	2014	2013
ASSETS
Current Assets
Cash and cash equivalents	64,080	53,759
Restricted cash and investments	42,074	68,363
Marketable securities	2,624	3,479
Trade accounts receivable, net	18,943	11,828
Related party receivables	12,637	9,487
Other receivables	16,703	16,180
Inventories	28,920	44,532
Voyages in progress	40,373	46,112
Prepaid expenses and accrued income	3,861	3,858
Investment in finance lease	3,028	2,555
Total current assets	233,243	260,153
Long-term assets
Newbuildings	15,469	29,668
Vessels and equipment, net	56,624	264,804
Vessels and equipment under capital lease, net	550,345	704,808
Investment in unconsolidated subsidiaries and associated companies	60,000	58,658
Deferred charges	696	695
Other long term assets	12	—
Investment in finance lease	45,790	48,819
Total assets	962,179	1,367,605
LIABILITIES AND DEFICIT
Current liabilities
Short-term debt and current portion of long-term debt	165,357	22,706
Current portion of obligations under capital leases	78,989	46,930
Related party payables	55,713	11,419
Trade accounts payable	3,098	13,302
Accrued expenses	22,445	33,401
Deferred charter revenue	490	98
Other current liabilities	2,496	2,916
Total current liabilities	328,588	130,772
Long-term liabilities
Long-term debt	27,500	436,372
Related party payables	109,952	72,598
Obligations under capital leases	564,692	742,418
Deferred gains on sales of vessels	—	1,288
Other long-term liabilities	2,096	2,208
Total liabilities	1,032,828	1,385,656
Commitments and contingencies
Deficit
Share capital (2014: 112,342,989 shares outstanding, par value $1.00. 2013: 86,511,713 shares outstanding, par value $1.00)	112,343	86,512

Additional paid in capital	244,018	149,985
Contributed surplus	474,129	474,129
Accumulated other comprehensive loss	(4,258)	(3,303)
Retained deficit	(897,213)	(734,275)
Total deficit attributable to Frontline Ltd.	(70,981)	(26,952)
Noncontrolling interest	332	8,901
Total deficit	(70,649)	(18,051)
Total liabilities and deficit	962,179	1,367,605

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline Ltd.
Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2013 and 2012
(in thousands of $)

	2014	2013	2012
Net loss	(171,660)	(191,082)	(83,775)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	81,471	99,823	114,845
Amortization of deferred charges	627	542	543
Amortization of debt discount	1,629	1,820	—
Contingent rental expense (income)	4,237	(8,726)	—
Debt conversion expense	41,067	12,654	—
Loss from de-consolidation of subsidiaries	12,415	—	—
Gain from sale of assets (including securities)	(24,620)	(22,711)	(16,813)
Equity (gains) losses of unconsolidated subsidiaries and associated companies, net of dividends received	(1,847)	(13,539)	4
Impairment losses on vessels	97,709	103,724	32,042
Unrealized foreign exchange loss (gain)	113	20	(3)
Gain on repurchase of convertible bond debt	(1,486)	—	(4,600)
Provision for doubtful debts	68	55	5,370
Other, net	(1,375)	(529)	168
Changes in operating assets and liabilities:
Trade accounts receivable	(12,462)	11,820	13,557
Other receivables	(623)	(567)	(816)
Inventories	10,736	8,809	(20,107)
Voyages in progress	5,739	7,985	(29,648)
Prepaid expenses and accrued income	(473)	449	1,430
Trade accounts payable	(10,204)	7,327	1,819
Accrued expenses	(1,733)	(11,058)	(6,632)
Deferred charter revenue and other current liabilities	(37)	(4,844)	(548)
Related party balances	26,241	(48,839)	58,397
Other, net	(119)	4,183	3,341
Net cash provided by (used in) operating activities	55,413	(42,684)	68,574
Investing activities
Change in restricted cash	8,396	19,143	13,060
Additions to newbuildings, vessels and equipment	(44,990)	(2,504)	(14,503)
Proceeds from sale of vessels and equipment	53,087	—	10,174
Loans from (to) associated companies	—	250	(250)
Investment in associated companies	—	(6,001)	(13,298)
Proceeds from sale of investment in associated companies	—	242	—
Receipts from finance leases and loans receivable	2,555	2,156	1,824
Impact of re-consolidation of subsidiaries	638	—	—
Proceeds from sale of shares in subsidiaries	49	—	—
Net cash provided by (used in) investing activities	19,735	13,286	(2,993)
Financing activities
Net proceeds from issuance of shares	52,934	4,802	—
Proceeds from long-term debt	30,000	19,798	—

Repayments of long-term debt, convertible bond buy backs and cash payments of debt conversion	(90,612)	(23,781)	(24,921)
Payment of obligations under finance leases	(39,918)	(50,345)	(64,068)
Lease termination (payments) receipts, net	(10,500)	(4,518)	445
Payment of related party loan note	(6,103)	(402)	—
Debt fees paid	(628)	—	—
Net cash used in financing activities	(64,827)	(54,446)	(88,544)
Net change in cash and cash equivalents	10,321	(83,844)	(22,963)
Cash and cash equivalents at beginning of year	53,759	137,603	160,566
Cash and cash equivalents at end of year	64,080	53,759	137,603

Supplemental disclosure of cash flow information:
Interest paid, net of interest capitalized	76,614	91,120	98,991
Income taxes paid	370	493	518

Details of non-cash investing and financing activities in the years ended December 31, 2014, 2013 and 2012 are given in Note 30.

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline Ltd.
Consolidated Statements of Changes in (Deficit) Equity for the years ended December 31, 2014, 2013 and 2012
(in thousands of $, except number of shares)

	2014	2013	2012
Number of shares outstanding
Balance at the beginning of the year	86,511,713	77,858,502	77,858,502
Shares issued	25,831,276	8,653,211	—
Balance at the end of the year	112,342,989	86,511,713	77,858,502

Share capital
Balance at the beginning of the year	86,512	194,646	194,646
Capital reorganization	—	(116,788)	—
Shares issued	25,831	8,654	—
Balance at the end of the year	112,343	86,512	194,646

Additional paid in capital
Balance at the beginning of year	149,985	821	225,769
Capital reorganization	—	116,788	—
Shares issued	40,091	3,285	—
Debt-for-Equity exchange	54,008	28,930	—
Stock option expense	37	161	821
Loss on sale of subsidiary	(103)	—	—
Transfer to contributed surplus	—	—	(225,769)
Balance at the end of year	244,018	149,985	821

Contributed surplus
Balance at the beginning of year	474,129	474,129	248,360
Transfer from additional paid in capital	—	—	225,769
Balance at the end of year	474,129	474,129	474,129

Accumulated other comprehensive loss
Balance at the beginning of year	(3,303)	(4,155)	(4,779)
Other comprehensive (loss) income	(955)	852	624
Balance at the end of year	(4,258)	(3,303)	(4,155)

Retained deficit
Balance at the beginning of year	(734,275)	(545,766)	(463,012)
Net loss	(162,938)	(188,509)	(82,754)
Balance at the end of year	(897,213)	(734,275)	(545,766)

Total (deficit) equity attributable to Frontline Ltd.	(70,981)	(26,952)	119,675

Noncontrolling interest
Balance at the beginning of year	8,901	11,474	12,495
Impact of sale of shares in subsidiary	153	—	—
Net loss	(8,722)	(2,573)	(1,021)
Balance at the end of year	332	8,901	11,474

Total (deficit) equity	(70,649)	(18,051)	131,149

See accompanying Notes that are an integral part of these Consolidated Financial Statements

Frontline Ltd.
Notes to the Consolidated Financial Statements

1.	GENERAL

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

On July 15, 2014, several of the subsidiaries and related entities in the Windsor group (the “Windsor group”), which owned four VLCCs, and was itself owned by ITCL, filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court in Wilmington, Delaware. The Company had been consolidating the Windsor group under the variable interest entity model and de-consolidated the group on July 15, 2014 as it lost control of the group as a consequence of the Chapter 11 filing. The Windsor group emerged from Chapter 11 in January 2015 at which time all of the debt in the Windsor group was converted into equity and ownership was transferred to the then current bondholders. The Company was appointed as commercial manager in January 2015 for the vessels that were owned by the Windsor group prior to its bankruptcy filing and this will be the Company's only ongoing involvement with the Windsor group.

As of December 31, 2014, our tanker fleet consisted of 22 vessels and comprised of 14 VLCCs (excluding the four vessels in the Windsor group) and eight Suezmax tankers, which were either owned or chartered in. We also had one Suezmax newbuilding on order, nine VLCCs, six Suezmax tankers and one Aframax tanker under commercial management.

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

We evaluate our subsidiaries, and any other entities in which we hold a variable interest, in order to determine whether we are the primary beneficiary of the entity, and where it is determined that we are the primary beneficiary we fully consolidate the entity. We had been consolidating the Windsor group under the variable interest entity model and de-consolidated the group on July 15, 2014 as we lost control of the group as a consequence of its Chapter 11 filing. This resulted is a Loss from de-consolidation of subsidiaries.

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

Contingent rental expense (income)
The contingent rental expense (income) represents amounts accrued following changes to certain charter parties. In December 2011, the Company and Ship Finance agreed to a rate reduction of $6,500 per day for all vessels leased from Ship Finance under long-term leases for a four year period that commenced on January 1, 2012. The Company will compensate Ship Finance with 100% of any difference between the renegotiated rates and the average vessel earnings up to the original contract rates. In December 2011, the Company also agreed to a rate reduction on four vessels leased from the German KG companies whereby the Company will pay a reduced rate and an additional amount dependent on the actual market rate. The contingent rental expense (income) represents the additional amounts accrued as a result of these charter party amendments.

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

Where the provisions of a capital lease contain a floating rate element, such as an index linked rate of hire, then the minimum lease payments are assumed to equal the index at inception of the lease. Any variations in the index, and therefore the payments made, are accounted for as contingent rental income or expense and are taken to the statement of operations in the period in which they become realizable and recorded within 'Contingent rental expense (income)'.

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

Discount on the issuance of debt
Up to July 2014, the Company's term notes are presented net of the discount on the issuance. The discount is being amortized using the effective interest method over the period to maturity of the respective debt. The amortization of the discount is included in interest expense.

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

Revenues and voyage expenses of the vessels operating in pool arrangements are pooled and the resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula on the basis of the number of days a vessel operates in the pool. The pools are responsible for paying voyage expenses and distribute net pool revenues to the participants. Pool revenues are reported net of voyage expenses as voyage charter revenues for all periods presented

Gain on sale of assets and amortization of deferred gains
Gain on sale of assets and amortization of deferred gains includes losses from the sale of vessels, gains from the termination of leases for vessels which are chartered in and the amortization of deferred gains. Gains (losses) from the sale of assets are recognized when the vessel has been delivered and all risks have been transferred and are determined by comparing the proceeds received with the carrying value of the vessel. Gains (losses) from the termination of leases for vessels which are chartered in are recognized when the lease is effectively terminated and the vessel has been redelivered to the owner.

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

Share-based payments
In accordance with the guidance on "Share Based Payments", the Company is required to expense the fair value of stock options issued to employees over the period the options vests. The Company amortizes stock-based compensation for awards on a straight-line basis over which the employee is required to provide service in exchange for the reward - the requisite service (vesting) period. No compensation cost is recognized for stock options for which employees do not render the requisite service.

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

A conversion of the bonds at more favorable terms than the original bond is treated as an inducement and the Company recognizes a debt conversion expense equal to the fair value of all securities and other consideration transferred in the transaction in excess of the fair value of securities issuable pursuant to the original conversion terms.

3.	RECENT ACCOUNTING PRONOUNCEMENTS

Accounting Standards Update No. 2014-08-Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360). The amendments in this Update address the issues that (i) too many disposals of small groups of assets that are recurring in nature qualify for discontinued operations presentation under Subtopic 205-20, and (ii) some of the guidance on reporting discontinued operations results in higher costs for preparers because it can be complex and difficult to apply, by changing the criteria for reporting discontinued operations and enhancing convergence of the Financial Accounting Standards Board (FASB) and the International Accounting Standard Board (IASB) reporting requirements for discontinued operations. The Company is required to apply the amendments in this Update prospectively to (i) all disposals (or classifications as held for sale) of components of an entity that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years, and (ii) all businesses or non-profit activities that, on acquisition, are classified as held for sale that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years. The Company is currently considering the impact of these amendments on its consolidated financial statements.

Accounting Standards Update No. 2014-09-Revenue from Contracts with Customers (Topic 606). The FASB and the IASB initiated a joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for U.S. GAAP and IFRS. To meet those objectives, the FASB is amending the FASB Accounting Standards Codification and creating a new Topic 606, Revenue from Contracts with Customers. The amendments in this Update are effective for the Company for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The Company is currently considering the impact of these amendments on its consolidated financial statements.

Accounting Standards Update No. 2014-15-Presentation of Financial Statements-Going Concern (Subtopic 205-40). The amendments in this Update provide guidance in U.S. GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures and are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. The Company is currently considering the impact of these amendments on its consolidated financial statements.

Accounting Standards Update No. 2015-02-Consolidation (Topic 810). The amendments in this Update affect reporting entities that are required to evaluate whether they should consolidate certain legal entities. All legal entities are subject to reevaluation under the revised consolidation model. Specifically, the amendments (i) modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities (VIEs) or voting interest entities, (ii) eliminate the presumption that a general partner should consolidate a limited partnership, (iii) affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships, and (iv) provide a scope exception from consolidation guidance for reporting entities with interests in certain legal entities. The amendments in this Update are effective for the Company for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. The Company is currently considering the impact of these amendments on its consolidated financial statements.

4. DISCONTINUED OPERATIONS

In December 2012, the Company agreed to an early termination of the time charter out contracts on the two OBO carriers, Front Viewer and Front Guider. The Company also agreed with Ship Finance to terminate the long term charter parties for these two OBO carriers. The charter party for Front Viewer terminated in December 2012 and the charter party for the Front Guider terminated in March 2013. Following the termination of the lease on the Front Guider, the last of the Company's carriers, the results of the OBO carriers have been recorded as discontinued operations. Amounts included in the consolidated statement of operations for the year ended December 31, 2012 have been reclassified in order to conform to the presentation resulting from discontinued operations.

Amounts recorded in respect of discontinued operations in the year ended December 31, 2014, 2013 and 2012 are as follows;

(in thousands of $)	2014	2013	2012
Operating revenues	—	1,840	89,747
Loss on sale of assets	—	(847)	(17,946)
Contingent rental expense	—	—	32,156
Impairment loss on vessels	—	—	27,316
Net loss from discontinued operations	—	(1,204)	(12,544)

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

5.	LOSS ON DE-CONSOLIDATION OF SUBSIDIARIES

On July 15, 2014, several of the subsidiaries and related entities in the Windsor group, which owned four VLCCs, filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court in Wilmington, Delaware. The Company had been consolidating the Windsor group under the variable interest entity model and de-consolidated the group on July 15, 2014 as it lost control of the group as a consequence of the Chapter 11 filing and recorded a loss of $12.4 million in the third quarter of 2014. The loss comprises the net investment in the Windsor group at the time of de-consolidation and $8.8 million relating to the accelerated amortization of the debt discount on the 7.84% First Preferred Mortgage Term Notes. The Windsor group emerged from Chapter 11 in January 2015 at which time all of the debt in the Windsor group was converted into equity and ownership was transferred to the then current bondholders. The Company was appointed as commercial manager in January 2015 for the vessels that were owned by the Windsor group prior to its bankruptcy filing and this will be the Company's only ongoing involvement with the Windsor group.

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

During the year ended December 31, 2014, one customer represented 14% of consolidated operating revenues and one customer represented 10% of our consolidated operating revenues (2013: no customer represented more than 10% of our consolidated operating revenues and 2012: one customer represented 18% of our consolidated operating revenues).

7.	IMPAIRMENT OF LONG-TERM ASSETS

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of each of its vessels and equipment may not be recoverable.

During 2014, the Company identified three vessels held under capital lease and one owned vessel, where the future estimated cash flows for each vessel were less than the carrying value and, therefore, not fully recoverable. The Company recorded an impairment loss of $97.7 million in 2014. This loss relates to three vessels leased from Ship Finance and recorded as vessels under capital lease - Front Opalia ($27.8 million), Front Commerce ($26.7 million) and Front Comanche ($30.7 million) and one vessel owned by a wholly-owned subsidiary of ITCL - Ulriken (ex Antares Voyager) ($12.4 million). The impairment loss recorded on the vessels held under capital lease vessel is equal to the difference between the asset's carrying value and estimated fair value. In July 2014, it was agreed that the leases on these vessels would be terminated, with expected termination in the fourth quarter of 2014 subject to normal closing conditions, and a 100% lease termination probability was assigned to these three vessels as of September 30,

2014. The leases on these three vessels were terminated in the fourth quarter of 2014. In September 2014, Golden State Petroleum Corporation, or Golden State, a wholly-owned subsidiary of ITCL, entered into an agreement to sell the Ulriken to an unrelated third party and the vessel was delivered in October 2014. The Company recorded an impairment loss of $12.4 million in the nine months end September 30, 2014 equal to the difference between the vessel's carrying value and the net sales price of $26.0 million.

During 2013, the Company identified three vessels held under capital lease where the future estimated cash flows for each vessel were less than the carrying value and, therefore, not fully recoverable. The Company recorded an impairment loss of $103.7 million in 2013. The loss relates to three vessels leased from Ship Finance and recorded as vessels under capital lease - Golden Victory ($45.6 million), Front Champion ($42.5 million) and Front Century ($15.6 million). The impairment loss recorded on each vessel was equal to the difference between the asset's carrying value and estimated fair value. The leases on Front Champion and Golden Victory were terminated in November 2013 and a 100% lease termination probability was assigned to these two vessels as of September 30, 2013. The fair value of Front Century was determined using discounted expected future cash flows from the leased vessel. The Company recorded a net gain of $13.8 million on the termination of the leases in the fourth quarter of 2013.

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

The computation of basic EPS is based on the weighted average number of shares outstanding during the year and net income attributable to Frontline Ltd.. The exercise of stock options using the treasury stock method was anti-dilutive for 2014, 2013 and 2012 as the exercise price was higher than the share price at December 31, 2014, 2013 and 2012, therefore, 125,000, 670,900 and 629,233 shares, respectively, were excluded from the denominator in each calculation. The convertible bonds using the if-converted method were anti dilutive for the years ended December 31, 2014, 2013 and 2012, therefore, 3,465,849, 5,197,406 and 5,881,275 shares, respectively, were excluded from the denominator in each calculation.

The components of the numerator for the calculation of basic EPS and diluted EPS for net loss from continuing operations, net loss from discontinued operations and net loss attributable to Frontline Ltd. are as follows:

(in thousands of $)	2014	2013	2012
Net loss from continuing operations, excluding loss attributable to noncontrolling interest	(162,938)	(187,305)	(70,210)
Net loss from discontinued operations	—	(1,204)	(12,544)
Net loss attributable to Frontline Ltd.	(162,938)	(188,509)	(82,754)

The components of the denominator for the calculation of basic EPS and diluted EPS are as follows:

(in thousands)	2014	2013	2012
Weighted average number of ordinary shares	99,939	79,751	77,859

10.	GAIN ON SALE OF ASSETS AND AMORTIZATION OF DEFERRED GAINS

Gain on sale of assets and amortization of deferred gains in each of the three years ended December 31, may be summarized as follows;

(in thousands of $)	2014	2013	2012
Net gain on lease terminations	40,382	21,237	21,806
Net loss on sale of vessels	(15,762)	—	(2,109)
Amortization of deferred gains	—	2,321	15,062
	24,620	23,558	34,759

11.	LEASES

As of December 31, 2014, the Company leased in 21 vessels on long-term time charters from third parties and related parties. All of these long-term charters are classified as capital leases.

Rental expense
The Company is committed to make rental payments under operating leases for office premises. The future minimum rental payments under the Company's non-cancelable operating leases are as follows:

(in thousands of $)
Year ending December 31,
2015	1,908
2016	642
2017	508
2018	350
2019	334
Thereafter	1,586
Total minimum lease payments	5,328

Total rental expense for operating leases was $2.2 million, $6.6 million and $40.0 million for the years ended December 31, 2014, 2013 and 2012, respectively.

In January 2011, the Company sold the VLCC Front Shanghai and chartered the vessel, which was renamed the Gulf Eyadah, in on a two year time charter at a rate of $35,000 a day. A deferred gain of nil, nil and $7.9 million was recognized in 2014, 2013 and 2012, respectively. In addition, a gain on sale of $6.4 million was recorded in 2011. The vessel was redelivered to its owner in December 2012. In March 2011, the VLCC Front Eagle, which had been classified as a vessel under a capital lease, was purchased and then sold to a third party with delivery in the second quarter of 2011. The Company chartered back this vessel, which was renamed the DHT Eagle, on a two year time charter at a rate of $32,500 per day. A deferred gain of nil, $2.3 million and $7.2 million was recognized in 2014, 2013 and 2012, respectively. In addition, a gain on sale of $3.2 million was recorded in 2011. The VLCC Hampstead was redelivered to its owner in April 2012.

During 2011 and January 2012, the Company redelivered four vessels which had been chartered in under operating leases from special purpose lessor entities which were established and are owned by independent third parties who provide financing through debt and equity participation. Charter hire expenses for these operating leases were nil, nil and $0.04 million for the years ended December 31, 2014, 2013 and 2012, respectively.

Rental income
The minimum future revenues to be received on time charter, which are accounted for as operating leases and other contractually committed income as of December 31, 2014 are as follows:

(in thousands of $)
2015	4,435
2016	—
2017	—
2018	—
2019	—
Thereafter	—
Total minimum lease payments	4,435

The cost and accumulated depreciation of the vessels leased to third parties as of December 31, 2014 were approximately $46.2 million and $33.2 million, respectively, and as of December 31, 2013 were approximately $166.3 million and $28.8 million, respectively.

12.	INVESTMENT IN FINANCE LEASE

As of December 31, 2014, one of the Company's vessels was accounted for as a sales-type lease (2013: one). The following lists the components of the investment in sales-type lease as at December 31.

(in thousands of $)	2014	2013
Net minimum lease payments receivable	67,145	78,452
Estimated residual values of leased property (unguaranteed)	20,320	20,320
Less: unearned income	(38,647)	(47,398)
Total investment in sales-type lease	48,818	51,374
Current portion	3,028	2,555
Long-term portion	45,790	48,819
	48,818	51,374

The minimum future gross revenues to be received under the Company's non-cancelable sales-type lease as of December 31, 2014 are as follows:

(in thousands of $)
2015	11,307
2016	11,338
2017	11,307
2018	11,307
2019	11,307
Thereafter	10,579
Total minimum lease revenues	67,145

The counterparty to the lease is a state-owned oil company which the Company has deemed to have a low credit risk.

13.	MARKETABLE SECURITIES

Marketable securities held by the Company are equity securities considered to be available-for-sale securities.

(in thousands of $)	2014	2013
Cost	2,830	2,707
Accumulated net unrealized (loss) gain	(206)	772
Fair value	2,624	3,479

During 2013, the Company received 108,069 shares in Avance Gas Holdings Limited ("Avance Gas") as a stock dividend from its investment in Frontline 2012.

During 2014, the Company received 12,374 shares in Knightsbridge Shipping Limited ("Knightsbridge") as partial settlement of Restricted Stock Units ("RSU") granted by Knightsbridge to ICB Shipping (Bermuda) Limited in its capacity as Manager. During 2013, the Company received 8,766 shares as partial settlement of RSUs. No payment was given for these shares and $0.01 million and $0.06 million was recorded in "Other income" in 2014 and 2013, respectively.

The net unrealized loss on marketable securities included in comprehensive income is $0.2 million (2013: $0.8 million gain).

The cost of sale of available-for-sale marketable securities is calculated on an average cost basis. Realized gains and losses are recorded as gain on sale of securities in the consolidated statement of operations.

14.	TRADE ACCOUNTS RECEIVABLE, NET

Trade accounts receivable are presented net of allowance for doubtful accounts relating to freight and demurrage claims. Movements in the allowance for doubtful accounts in the three years ended December 31, 2014 may be summarized as follows;

(in thousands of $)
Balance at December 31, 2011	(4,487)
Additions charged to income	(6,033)
Deductions credited to income	663
Balance at December 31, 2012	(9,857)
Additions charged to income	(55)
Balance at December 31, 2013	(9,912)
Additions charged to income	(68)
Balance at December 31, 2014	(9,980)

15.	OTHER RECEIVABLES

(in thousands of $)	2014	2013
Agent receivables	4,440	5,065
Claims receivables	7,553	4,938
Other receivables	4,710	6,177
	16,703	16,180

Other receivables are presented net of allowances for doubtful accounts amounting to nil and nil as of December 31, 2014 and 2013.

16.	NEWBUILDINGS

The carrying value of newbuildings represents the accumulated costs which the Company has paid by way of purchase installments and other capital expenditures together with capitalized loan interest. Movements in the three years ended December 31, 2014 may be summarized as follows:

(in thousands of $)
Balance at December 31, 2011	13,049
Installments and newbuilding supervision fees paid	12,936
Interest capitalized	928
Balance at December 31, 2012	26,913
Installments and newbuilding supervision fees paid	572
Interest capitalized	2,183
Balance at December 31, 2013	29,668
Installments and newbuilding supervision fees paid	42,130
Interest capitalized	411
Transfers to Vessels and Equipment	(56,740)
Balance at December 31, 2014	15,469

In April 2014, the Company agreed with Rongsheng shipyard to swap its two Suezmax newbuildings on order with two similar Suezmax vessels from the same shipyard at a lower contract price. Installments paid to date have been allocated to the new vessels.

On May 19, 2014, the Company took delivery of the first Suezmax newbuildings, Front Ull.

17.	VESSELS AND EQUIPMENT

Movements in the three years ended December 31, 2014 may be summarized as follows:

(in thousands of $)	Cost	Accumulated Depreciation	Net Carrying Value
Balance at December 31, 2011	459,312	(147,020)	312,292
Purchase of vessels and equipment	730	—
Disposal of vessels and equipment	(51,960)	40,290
Other movements	443	(341)
Depreciation	—	(18,508)
Balance at December 31, 2012	408,525	(125,579)	282,946
Purchase of vessels and equipment	374	—
Other movements	(531)	449
Depreciation	—	(18,434)
Balance at December 31, 2013	408,368	(143,564)	264,804
Purchase of vessels and equipment	542	—
Transfers from Newbuildings	56,740	—
Effect of de-consolidation of subsidiaries	(224,602)	49,803
Other movements	(936)	854
Depreciation	—	(11,082)
Impairment loss	(62,153)	49,728
Disposals	(117,297)	50,223
Balance at December 31, 2014	60,662	(4,038)	56,624

At December 31, 2014, the Company owned one vessel (2013: nine vessels, including three vessels owned by subsidiaries accounted for under the equity method).

In March 2014, a subsidiary of ITCL entered into an agreement to sell the VLCC Ulysses (ex-Phoenix Voyager) to an unrelated third party. The vessel was delivered to the buyer on March 11, 2014 and we recorded a loss of $15.7 million in the first quarter of 2014.

In May 2014, the Company took delivery of its first Suezmax newbuilding, Front Ull.

On July 15, 2014, several of the subsidiaries and related entities in the Windsor group, which owned four VLCCs, filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court in Wilmington, Delaware. The Company had been consolidating the Windsor group under the variable interest entity model and de-consolidated the group on July 15, 2014 as it lost control of the group as a consequence of the Chapter 11 filing.

In September 2014, the Company agreed to sell the VLCC Ulriken (ex Antares Voyager) to an unrelated third party and recorded an impairment loss of $12.4 million in the third quarter. The vessel was delivered to the new owners in October 2014.

Pursuant to an early termination agreement between three of the Company's subsidiaries, which were accounted for under the equity method: (i) the bareboat charters for the Altair Voyager, Cygnus Voyager and Sirius Voyager were terminated as of October 1, 2014; (ii) the charter hire payments paid in connection with the early termination agreement were used to redeem the remaining outstanding debt related to these vessels; and (iii) the three vessels were sold.

In March 2012, the Company sold its 1993-built double hull Suezmax tanker, Front Alfa, to an unrelated third party and recognized a loss of $2.1 million in the first quarter of 2012. An impairment loss for this vessel of $24.8 million was recorded in the third quarter of 2011.

18.	VESSELS UNDER CAPITAL LEASE, NET

Movements in the three years ended December 31, 2014 may be summarized as follows:

(in thousands of $)	Cost	Accumulated Depreciation	Net Carrying Value
Balance at December 31, 2011	2,073,779	(1,051,607)	1,022,172
Disposals	(110,625)	100,806
Impairment loss	(32,042)	—
Lease modification	9,115	—
Depreciation	—	(96,337)
Balance at December 31, 2012	1,940,227	(1,047,138)	893,089
Disposals	(159,016)	155,848
Impairment loss	(153,508)	49,784
Depreciation	—	(81,389)
Balance at December 31, 2013	1,627,703	(922,895)	704,808
Impairment loss	(204,260)	118,976
Additions	1,210	—
Depreciation	—	(70,389)
Balance at December 31, 2014	1,424,653	(874,308)	550,345

The outstanding obligations under capital leases are payable as follows:

(in thousands of $)
Year ending December 31,
2015	82,402
2016	139,256
2017	102,451
2018	96,292
2019	87,690
Thereafter	330,064
Minimum lease payments	838,155
Less: imputed interest	(194,474)
Present value of obligations under capital leases	643,681

As of December 31, 2014, the Company held 21 vessels under capital leases (2013: 24 vessels), of which 17 (2013: 20 vessels) are leased from Ship Finance. These leases are for initial terms that range from 12 to 22 years. The remaining periods on these leases at December 31, 2014 range from 1 to 12 years.

Four of these vessels (2013: four) are leased by the Company from special purpose lessor entities, which were established and are owned by independent third parties who provide financing through debt and equity participation. Each entity owns one vessel, which is leased to the Company, and has no other activities. Prior to the adoption of ASC 810, these special purpose entities were not consolidated by the Company. The Company has determined that these entities are variable interest entities. The determination of the primary beneficiary of a variable interest entity requires knowledge of the participations in the equity of that entity by individual and related equity holders. Our lease agreements with the leasing entities do not give us any right to obtain this information and the Company has been unable to obtain this information by other means. Accordingly the Company is unable to determine the primary beneficiary of these leasing entities. As of December 31, 2014, the original cost to the lessor of the assets under such arrangements was $258.0 million (2013: $258.0 million). The lessor has options to put these vessels to the Company at the end of the lease term. As of December 31, 2014 and 2013, the Company's residual value guarantees associated with these leases, which represent the maximum exposure to loss, are $36.0 million. These remaining lease obligations, and with the residual value guarantees, are recorded as short-term as at December 31, 2014.

Put options on vessels leased under leases classified as capital leases are recorded as part of the lease's minimum lease payments. Lease liabilities are amortized so that the remaining balance at the date the put option becomes exercisable is equal to the put option amount. An additional liability is recognized based on the amount, if any, by which the put option price exceeds the fair market value of the related vessel. As of December 31, 2014, no such additional liability had arisen. On December 30, 2011, the Company agreed to a rate reduction on all these vessels whereby the Company will pay a reduced rate and an additional amount (contingent rental expense) dependent on the actual market rate. The contingent rental expense recorded on these vessels arises when the actual rate paid by the Company fluctuates from the minimum lease rentals. Annual renewals which were at the owners option were replaced with a fixed term of January 1, 2012 to December 31, 2015 and the purchase options that the Company had previously held were removed. A profit share payment will be due at the end of the lease based on 25% of the excess of the aggregate of market index rates over the aggregate of the original rates. In 2014, 2013 and 2012 a total profit share of nil was recorded. The following table discloses information about the Company's activity with these non-consolidated lessor entities in the three year period ended December 31, 2014:

(in thousands of $)	2014	2013	2012
Repayments of principal obligations under capital leases	12,948	12,260	11,665
Contingent rental expense (income)	4,237	(7,761)	2,436
Interest expense for capital leases	4,429	5,389	6,301
Deferred lease obligation	—	—	3,795

In March 2011, the Company exercised its option to purchase the VLCC Front Eagle and simultaneously sold the vessel for $67.0 million, with delivery in the second quarter of 2011, and leased back the vessel under a two year operating lease. The transaction was accounted for as a sale and leaseback transaction. Deferred gains of nil, $2.3 million and $7.2 million were recognized in 2014, 2013 and 2012, respectively. In addition, a gain on sale of $3.2 million was recorded in 2011. There was no unamortized deferred gain at December 31, 2014.

At December 31, 2014, the Company has five double hull Suezmax tankers and 12 double hull VLCCs on long-term fixed rate leases with Ship Finance which expire from 2018-2027 dependent upon the age of the vessels. The leases contain no optional termination periods, purchase options or put options. In November 2014, the Company terminated the leases on three vessels, Front Comanche, Front Commerce and Front Opalia. The Company recorded an impairment loss of $85.3 million in 2014 in respect of these three vessels.

In 2013, the Company recorded an impairment loss of $103.7 million in respect of three VLCCs. The leases on two vessels, Front Champion and Golden Victory, were terminated in November 2013. The lease on one Suezmax tanker, Front Pride, was terminated in March 2013 and an impairment charge of $4.7 million was recognized in 2012 in respect of this vessel.

In 2012, the Company recorded an impairment loss of $32.0 million, of which $27.3 million was recorded in discontinued operations. This loss was in respect of four OBO vessels and one double hull Suezmax, three of these OBO vessels had been disposed of by December 31, 2012. In December 2012, Ship Finance and the Company agreed to terminate the lease of the OBO vessel Front Guider at the end of its then current voyage. This was treated as a lease modification in 2012. The lease was reassessed and remained a capital lease and capital lease obligations increased by $9.1 million, with a corresponding increase in vessels under capital lease. A lease termination payment of $10.8 million was paid on December 27, 2012. An impairment loss of $14.2 million was recorded in respect of Front Guider and this amount is included in the total impairment loss recorded in 2012 of $32.0 million.

The Company has entered into charter ancillary agreements with Ship Finance in connection with the leased vessels whereby the Company agrees to pay Ship Finance a profit sharing payment equal to 20% of the charter revenues earned by the Company in excess of the daily base charter hire paid to Ship Finance. In December 2011, the Company and Ship Finance agreed to a rate reduction of $6,500 per day for all vessels leased from Ship Finance under long-term leases for a four year period that commenced on January 1, 2012. The Company paid Ship Finance up front compensation of $106.0 million on December 30, 2011, of which $50.0 million was a non-refundable prepayment of profit share and $56.0 million was a release of restricted cash serving as security for charter payments. The Company will compensate Ship Finance with 100% of any difference between the renegotiated rates and the average vessel earnings up to the original contract rates (contingent rental expense). At December 31, 2014, the contingent rental expense due to Ship Finance is $32.7 million (2013: nil). In addition, the profit share above the original threshold rates was increased from 20% to 25%. As a result of this, obligations under capital leases and vessels under capital leases have been reduced by $126.5 million at December 31, 2011. Obligations under capital leases have also been reduced by the $106.0 million compensation payment to Ship Finance. In the year ended December 31, 2014, total profit share due to Ship Finance was nil and so the $50.0 million non-refundable prepayment of profit share in December 2011 remains unchanged at December 31, 2014. Profit share will only be recognized in the financial statements when the accrued profit share is more than the non-refundable prepayment of profit share.

19.	EQUITY METHOD INVESTMENTS

As of December 31, the Company had the following participation in investments that are recorded using the equity method:

	2014	2013
CalPetro Tankers (Bahamas I) Limited	—%	100%
CalPetro Tankers (Bahamas II) Limited	—%	100%
CalPetro Tankers (IOM) Limited	—%	100%
VLCC Chartering Ltd	50%	—%
Frontline 2012 Ltd.	5.6%	5.4%

In October 2014, we formed VLCC Chartering Ltd. ("VLCC Chartering"), a 50/50 joint venture company with Tankers International LLC ("TI"). Our investment in VLCC Chartering is $200.

CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited and CalPetro Tankers (IOM) Limited (together the "CalPetro group") were incorporated in 1994 for the purpose of acquiring three oil tankers from Chevron Transport Corporation ("Chevron") and these vessels were concurrently chartered back to Chevron on long-term bare boat charter agreements, which gave Chevron the option to buy each of the vessels for $1 at the expiry of the leases in April 2015. Up to October 1, 2014, the Company had determined it was not the primary beneficiary of these variable interest entities due to the fixed rate, bare boat charters and the bargain purchase options held by Chevron, and had accounted for these entities under the equity method. Pursuant to an early termination agreement between the CalPetro group and Chevron: (i) the bareboat charters for the Altair Voyager, Cygnus Voyager and Sirius Voyager were terminated as of October 1, 2014; (ii) the charter hire payments paid in connection with the early termination agreement were used to redeem the remaining outstanding debt related to these vessels; and (iii) the three vessels were sold. The Company determined it was the primary beneficiary of the CalPetro group following the execution of the early termination agreement at which time they were consolidated by the Company and cash of $1.3 million became available to the Company, of which $0.7 million had been held in restricted cash. There were no other assets or liabilities.

In 2014, Frontline 2012 purchased 6.8 million of its own shares and holds them as treasury stock. This increased the Company's ownership from 5.4% to 5.6%.

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

At December 31, 2014, the quoted value of the Company's investment in Frontline 2012 was $71.3 million (2013: $109.9 million). The amount of retained earnings at December 31, 2014 that represents undistributed earnings of Frontline 2012 is $15.7 million (2013: $13.1 million).

Summarized financial statements of Frontline 2012 are as follows:

(in thousands of $)	2014	2013
Current assets	417,985	480,177
Non current assets	2,083,783	1,193,803
Current liabilities	232,877	108,852
Non current liabilities	821,541	501,971

(in thousands of $)	2014	2013	2012
Operating revenues	275,258	133,900	140,849
Net operating income	46,731	65,755	25,673
Net income	84,511	69,499	8,055

Cash dividends of $2.0 million were received from equity method investees in 2014 (2013: nil, 2012: nil). No stock dividends were received in 2014 (2013: $1.3 million, 2012: nil).

Summarized financial statements of investees of which the Company has determined it is not the primary beneficiary and accounts for under the equity method as of December 31, is as follows:

(in thousands of $)	2014	2013
Current assets	—	15,457
Non current assets	—	5,132
Current liabilities	—	9,981
Non current liabilities	—	9,525

(in thousands of $)	2014	2013	2012
Net operating revenues	931	1,651	2,473
Net operating income	691	1,353	2,155
Net loss	(585)	(538)	(544)

20.	DEFERRED CHARGES

(in thousands of $)	2014	2013
Debt arrangement fees	12,464	11,836
Accumulated amortization	(11,768)	(11,141)
	696	695

21.	ACCRUED EXPENSES

(in thousands of $)	2014	2013
Voyage expenses	10,092	11,027
Ship operating expenses	4,689	5,614
Administrative expenses	1,493	1,297
Interest expense	2,556	12,429
Taxes	491	325
Contingent rental expense	3,009	2,615
Other	115	94
	22,445	33,401

22.	DEBT

(in thousands of $)	2014	2013
U.S. dollar denominated floating rate debt	29,500	—
U.S. dollar denominated fixed rate debt:
4.5% convertible bond due 2015	126,700	190,000
8.04% First Preferred Mortgage Term Notes	36,657	83,240
7.84% First Preferred Mortgage Term Notes	—	196,240
Unamortized discount on issuance of 7.84% First Preferred Mortgage Term Notes	—	(10,402)
Total debt	192,857	459,078
Current portion of long-term debt	(165,357)	(22,706)
Long term portion of debt	27,500	436,372

Movements in debt in each of the three years ended December 31, 2014, maybe summarized as follows:

(in thousands of $)
Balance at December 31, 2011	513,513
4.5% convertible bond - buy-back	(10,000)
Loan repayments	(19,521)
Balance at December 31, 2012	483,992
4.5% convertible bond - debt-for-equity swap	(25,000)
Loan repayments	(21,531)
Issuance of 7.84% First Preferred Mortgage Term Notes	32,019
Discount on issuance of 7.84% First Preferred Mortgage Term Notes	(12,222)
Amortization of discount on issuance of 7.84% First Preferred Mortgage Term Notes	1,820
Balance at December 31, 2013	459,078
4.5% convertible bond - buy-back	(17,800)
4.5% convertible bond - debt-for-equity swaps	(45,500)
Loan repayments	(54,732)
Loan draw downs	30,000
Effect of de-consolidation of subsidiaries - 7.84% First Preferred Mortgage Term Notes	(179,818)
Amortization of discount on issuance of 7.84% First Preferred Mortgage Term Notes	1,629
Balance at December 31, 2014	192,857

The weighted average interest rate for floating rate debt denominated in U.S. dollars was 2.8% as of December 31, 2014. The Company had no floating rate debt at December 31, 2013.

U.S. DOLLAR DENOMINATED FIXED RATE DEBT

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

In October 2013, the Company exchanged $25.0 million notional value of its convertible bonds for an aggregate of 6,474,827 shares and a cash payment of $2.25 million. As the conversion was agreed at more favorable terms than the original bond and there was a time constraint, this was treated as an inducement and the Company recognized $12.7 million, being the difference between the fair value of the original conversion rights compared with the fair value of the induced conversion terms, as a debt conversion expense in 2013.

In October 2014, the Company purchased $17.8 million notional value of its convertible bonds for a purchase price of $16.3 million. The Company recognized a gain of $1.5 million, included in Other non-operating items, in the final quarter of 2014. After the purchase, the Company held 23.5% of the convertible bonds outstanding. The convertible bonds have been presented net of bonds owned.

In October 2014, the Company exchanged $23.0 million of the outstanding principal amount of the Company's convertible bonds for an aggregate of 8,251,724 shares, at a price of $1.45 per share, and a cash payment of $10.0 million plus accrued interest. In December 2014, the Company exchanged $22.5 million of the outstanding principal amount of the Company's convertible bonds for an aggregate of 4,744,752 shares, at a price of $2.62 per share, and a cash payment of $9.6 million plus accrued interest. The conversion price of the convertible bonds at the time of both transactions was $36.5567. As the conversions were agreed at more favorable terms than the original bond and there were time constraints, they were treated as inducements and the Company recognized the difference between the fair value of the original conversion rights compared with the fair value of the induced conversion terms, as a debt conversion expense of $41.1 million in 2014.

7.84% First Preferred Mortgage Term Notes
In July and August 2008, ITCL purchased three tranches of the Windsor Petroleum Transport Corporation 7.84% term notes on the open market. In 2013, ITCL sold its full holding of the term notes for net proceeds of $19.8 million. The difference of $12.2 million between the outstanding principal balance of $32.0 million and the net proceeds is recorded as a discount on issuance of debt. This discount is being amortized over the period of the term notes and $1.6 million was recorded as interest expense in 2014. The effective interest rate of the debt discount is 7.84%.

On July 15, 2014, the Company de-consolidated the Windsor group (see Note 5) and the outstanding balance on the term notes of $179.8 million was removed from the balance sheet. These term notes are non-recourse to the Company.

U.S. DOLLAR DENOMINATED FLOATING RATE DEBT

$60.0 million term loan facility
In June 2014, the Company entered into a $60.0 million term loan facility to part finance its two Suezmax newbuildings. The Company drew down $30.0 million in the third quarter for the vessel delivered in the second quarter and drew down $30.0 million in January 2015 upon delivery of the second newbuilding. Repayments are made on a quarterly basis, each in an amount equaling 1/60th of the amount drawn, with a balloon payment on the final maturity date in June 2017. The interest rate, based on LIBOR plus a margin, was 2.8% as of December 31, 2014.The loan agreement contains a loan-to-value clause, which could require the Company to post collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing the borrowings decrease below a required level. In addition, the loan agreement requires the vessel owning subsidiaries to maintain a certain level of free cash and maintain positive working capital and it contains a cross default provision regarding the Company's convertible loan. Failure to comply with any of the covenants could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. The Company was in compliance with all of the financial and other covenants as of December 31, 2014.

The outstanding debt as of December 31, 2014 is repayable as follows:

(in thousands of $)
Year ending December 31,
2015	165,357
2016	2,000
2017	25,500
2018	—
2019	—
Thereafter	—
192,857

U.S. DOLLAR DENOMINATED FIXED RATE DEBT

4.5% Convertible Bonds due 2015
On March 26, 2010, the Company announced the private placement of $225 million of convertible bonds and the offering of the bonds closed on April 14, 2010. The senior, unsecured convertible bonds have an annual coupon of 4.50%, which is paid quarterly in arrears and had a conversion price of $39.00. The bonds may be converted to the Company's Ordinary Shares by the holders at anytime up to 10 banking days prior to April 14, 2015. The applicable USD/NOK exchange rate has been set at 6.0448. The Company declared a dividend of $0.75 per share on May 21, 2010. The conversion price was adjusted from $39.00 to $38.0895 effective June 2, 2010 which was the date the shares traded ex-dividend. The Company declared a dividend of $0.75 per share on August 27, 2010. The conversion price was adjusted from $38.0895 to $37.0483 per share effective September 8, 2010, which was the ex-dividend date. There was no adjustment to the conversion price for the dividend of $0.25 per share, which was paid on December 21, 2010. There is no adjustment to the conversion price where such adjustment would be less than 1% of the conversion price then in effect and any adjustment not required to be made shall be carried forward and taken into account in any subsequent adjustment. On February 22, 2011 the Company announced a dividend of $0.10 per share. The conversion price was adjusted from $37.0483 to $36.5567 per share effective March 7, 2011, which was the ex-dividend date. The company declared a dividend of $0.10 per share and $0.02 per share on May 24 and August 25, 2011 respectively. The bonds are required to be redeemed at 100% of their principal amount and will, unless previously redeemed, converted or purchased and canceled, mature on April 14, 2015.The conversion price of the Company’s convertible bonds at December 31, 2014 and 2013 was $36.5567.

The Company has a right to redeem the bonds at par plus accrued interest at any time during the term of the loan, provided that 90% or more of the bonds issued shall have been redeemed or converted to shares. 3,465,849 new shares would be issued, if the bonds were converted at the current price of $36.5567.

The loan associated with our convertible bonds imposes operating and negative covenants on us and our subsidiaries. A violation of these covenants constitutes an event of default under our convertible bonds, which would, unless waived by our bondholders, provide our bondholders with the right to require the principal amounts under the convertible bonds including accrued interest and expenses due for immediate payment and accelerate our indebtedness, which would impair our ability to continue to conduct our business. The Company was in compliance with all of the covenants as of December 31, 2014.

8.04% First Preferred Mortgage Term Notes
The 8.04% First Preferred Mortgage Term Notes due 2019 are subject to redemption through the operation of mandatory sinking funds according to the schedule of sinking fund redemption payments set forth below.  The sinking fund redemption price is 100% of the principal amount of Term Notes being redeemed, together with accrued and unpaid interest to the date fixed for redemption.

In January 2015, a wholly-owned subsidiary of the Company repaid the full outstanding balance of $36.7 million following the sale of the Ulriken. Repayment was made from the net sale proceeds and restricted cash held by subsidiaries of ITCL.

Assets pledged

(in thousands of $)	2014	2013
Vessels, net,	55,812	263,367
Restricted cash and investments	38,560	66,249

At December 31, 2014, one vessel was pledged as security for the $60.0 million term loan facility and restricted cash and investments were pledged as security for the 8.04% First Preferred Mortgage Term Notes.

At December 31, 2013, six vessels and restricted cash and investments were pledged as security for the 7.84% and 8.04% First Preferred Mortgage Term Notes.

23.	SHARE CAPITAL

Authorized share capital:
(in thousands of $, except share data)	2014	2013
1,000,000,000 ordinary shares of $1.00 each (2013: 312,500,000 ordinary shares of $1.00 each)	1,000,000	312,500
Issued and fully paid share capital:
(in thousands of $, except per share data)	2014	2013
112,342,989 ordinary shares of $1.00 each (2013: 86,511,713 ordinary shares of $1.00 each)	112,343	86,512

The Company's Ordinary Shares are listed on the New York Stock Exchange, the Oslo Stock Exchange and the London Stock Exchange.

In January 2014, the Company increased the amount that may be raised from its ATM offering from up to $40.0 million to up to $100.0 million. During 2014, the company issued 12,834,800 new ordinary shares under the program for gross proceeds of $54.2 million.

A resolution was approved at the Company's Annual General Meeting on September 19, 2014, to increase the Company's authorized share capital from $312,500,000 divided into 312,500,000 common shares of $1.00 par value each to $1,000,000,000 divided into 1,000,000,000 common shares of $1.00 par value each.

In October 2014, the Company exchanged $23.0 million of the outstanding principal amount of the Company's convertible bonds for an aggregate of 8,251,724 shares and a cash payment of $10.0 million plus accrued interest. This resulted in an increase in additional paid in capital of $25.4 million.

In December 2014, the Company exchanged $22.5 million of the outstanding principal amount of the Company's convertible bonds for an aggregate of 4,744,752 shares and a cash payment of $9.6 million plus accrued interest. This resulted in an increase in additional paid in capital of $28.6 million.

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

24.	ACCUMULATED OTHER COMPREHENSIVE LOSS

The activity in Accumulated Other Comprehensive Loss is summarized as follows:

(in thousands of $)	Unrealized investment gains (losses)	Translation adjustments	Total
Balance at December 31, 2011	(668)	(4,111)	(4,779)
Translation adjustment	—	97	97
Net unrealized gains on marketable securities	527	—	527
Balance at December 31, 2012	(141)	(4,014)	(4,155)
Translation adjustment	—	(63)	(63)
Net unrealized gains on marketable securities	915	—	915
Balance at December 31, 2013	774	(4,077)	(3,303)
Translation adjustment	—	25	25
Net unrealized losses on marketable securities	(980)	—	(980)
Balance at December 31, 2014	(206)	(4,052)	(4,258)

25.	SHARE OPTION PLANS

In November 2006, the Company's board of directors approved a share option plan, which was cancelled in 2009 and replaced with the Frontline Ltd. Share Option Scheme (the "Frontline Scheme"). The Frontline Scheme permits the board of directors, at its discretion, to grant options to acquire shares in the Company to employees and directors of the Company or its subsidiaries. The subscription price for all options granted under the scheme is reduced by the amount of all dividends declared by the Company in the period from the date of grant until the date the option is exercised, provided the subscription price is never reduced below the par value of the share. The options granted under the plan vest equally over three years and have a five year term. There is no maximum number of shares authorized for awards of equity share options and authorized, un-issued or treasury shares of the Company may be used to satisfy exercised options.

In April 2011, the Company granted 145,000 share options to directors and employees. No options have been granted since then. The fair value of the newly granted option awards is estimated on the date of grant using a Black-Scholes option valuation model with the following assumptions:

2011
Risk free interest rate	1.35%
Expected life (years)	3.5
Expected volatility	62.27%
Expected dividend yield	0.00%

The risk-free interest rate was estimated using the interest rate on three-year U.S. treasury zero coupon issues.  The volatility was estimated using historical share price data. The dividend yield has been estimated at 0% as the exercise price is reduced by all dividends declared by the Company from the date of grant to the exercise date. It was assumed that 95% of all options granted in 2011 will vest.

The following summarizes share option transactions related to the Frontline Scheme:

(in thousands)	Number of Options	Weighted Average Exercise Price
Options outstanding as of December 31, 2011	739.7	NOK 130.46
Forfeited	(13.7)	NOK 130.46
Options outstanding as December 31, 2012	726.0	NOK 130.46
Forfeited	(13.3)	NOK 130.46
Options outstanding as of December 31, 2013	712.7	NOK 130.46
Forfeited	(6.7)	NOK 130.46
Expired	(581.0)	NOK130.46
Options outstanding as of December 31, 2014	125.0	NOK 130.46
Exercisable options as at:
December 31, 2014	125.0	NOK130.46
December 31, 2013	670.9	NOK130.46
December 31, 2012	629.3	NOK130.46

The weighted average remaining contractual term for the options outstanding and exercisable at December 31, 2014, 2013 and 2012, is 1.3 years, 1.5 years and 2.0 years, respectively.

The grant date fair values of share options vested at December 31, 2014, 2013 and 2012 were $0.5 million, $0.4 million and $2.5 million, respectively.

As at December 31, 2014, the intrinsic value of both outstanding and exercisable share options was nil (2013: nil).

As of December 31, 2014, there was nil (2013: $0.04 million) in unrecognized compensation cost related to non-vested options granted under the Frontline Scheme. Compensation expense recognized in the years ended December 31, 2014, 2013 and 2012 was $0.04 million, $0.2 million and $0.8 million, respectively.

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

Forward freight agreements
We did not enter into any FFAs in 2014. In 2013 and 2012, we entered a limited number of FFAs for speculative trading purposes. As of December 31, 2014, the Company had no contracts outstanding (2013: no contracts, 2012: 24 contracts). The Company recorded a loss on forward freight agreements of nil, $0.6 million and $1.7 million in 2014, 2013 and 2012, respectively, in "Mark to market loss on derivatives".

Fair Values
The carrying value and estimated fair value of the Company's financial instruments as of December 31, 2014 and 2013 are as follows:

	2014		2013
(in thousands of $)	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:
Cash and cash equivalents	64,080	64,080	53,759	53,759
Restricted cash and investments	42,074	42,074	68,363	68,363
Marketable securities	2,624	2,624	3,479	3,479
Liabilities:
7.84% First Preferred Mortgage Term Notes	—	—	185,838	129,381
8.04% First Preferred Mortgage Term Notes	36,657	33,143	83,240	70,696
4.5% Convertible Bond	126,700	114,347	190,000	140,315
Floating rate debt	29,500	29,500	—	—

The estimated fair value of financial assets and liabilities are as follows:

(in thousands of $)	2014 Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	64,080	64,080	—	—
Restricted cash and investments	42,074	42,074	—	—
Marketable securities	2,624	2,624	—	—
Liabilities:
8.04% First Preferred Mortgage Term Notes	33,143	—	33,143	—
4.5% Convertible Bond	114,347	—	114,347	—
Floating rate debt	29,500	—	29,500	—

(in thousands of $)	2013 Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	53,759	53,759	—	—
Restricted cash and investments	68,363	68,363	—	—
Marketable securities	3,479	3,479	—	—
Liabilities:
7.84% First Preferred Mortgage Term Notes	129,381	—	129,381	—
8.04% First Preferred Mortgage Term Notes	70,696		70,696
4.5% Convertible bond	140,315	—	140,315	—

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

First Preferred Mortgage Term Notes - the fair values are based on the quoted market price on the last significant trading of the Term Notes (level two per ASC Topic 820).

Convertible bond – quoted market prices are not available, however the bonds are traded "over the counter" and the fair value of bonds is based on the market price on offer at the year end.

Floating rate debt - the carrying value in the balance sheet approximates the fair value since it bears a variable interest rate, which is reset on a quarterly basis.

Assets Measured at Fair Value on a Nonrecurring Basis
At December 31, 2014, the VLCC Front Century was measured at fair value of $21.1 million (2013: $24.2 million), which was determined using level three inputs being the discounted expected cash flows from the leased vessel at June 30, 2013 of $25.8 million, less subsequent depreciation.

Concentrations of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Skandinaviska Enskilda Banken, or SEB, HSBC, Royal Bank of Scotland, DnB Nor Bank ASA, BNY Mellon and Nordea Bank Norge, or Nordea. There is a concentration of credit risk with respect to restricted cash to the extent that substantially all of the amounts are carried with SEB, Nordea, and HSBC. However, the Company believes this risk is remote.

27.	RELATED PARTY TRANSACTIONS

The majority of the Company's leased vessels are leased from Ship Finance and Ship Finance is entitled to a profit share of the Company's earnings on these vessels under a Charter Ancillary Agreement. This profit share was increased from 20% to 25% with effect from January 1, 2012. A summary of leasing transactions with Ship Finance during the years ended December 31, 2014, 2013 and 2012 is as follows:

(in thousands of $)	2014	2013	2012
Charter hire paid (principal and interest): continuing operations	123,225	150,891	161,840
Charter hire paid (principal and interest): discontinued operations	—	434	14,492
Lease termination fees (expense) income: continuing operations	—	(5,204)	22,766
Lease termination fees expense: discontinued operations	—	—	(24,543)
Contingent rental expense: continuing operations	32,663	—	20,020
Contingent rental expense: discontinued operations	—	—	32,156
Remaining lease obligation	593,998	726,717	875,670

A summary of net amounts earned (incurred) from related parties, excluding the Ship Finance lease related balances above, for the years ended December 31, 2014, 2013 and 2012 are as follows:

(in thousands of $)	2014	2013	2012
Seatankers Management Co. Ltd	2,320	1,416	1,009
Golar LNG Limited	1,631	2,119	1,820
Ship Finance International Limited	6,281	5,094	4,261
Golden Ocean Group Limited	5,393	3,166	5,566
Bryggegata AS	(2,013)	(1,982)	(1,455)
Arcadia Petroleum Limited	646	7,962	5,423
Seadrill Limited	2,348	1,475	2,574
Archer Limited	466	410	390
Deep Sea Supply Plc	149	69	41
Aktiv Kapital ASA	—	40	21
Orion Tankers Ltd	—	—	343
Frontline 2012 Ltd	10,102	7,410	(4,004)
North Atlantic Drilling Ltd	1,128	60	—
CalPetro Tankers (Bahamas I) Limited	80	54	51
CalPetro Tankers (Bahamas II) Limited	80	54	51
CalPetro Tankers (IOM) Limited	80	54	51
Windsor group	287	—	—
Knightsbridge Shipping Limited	2,341	—	—

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

A summary of short term balances due from related parties as at December 31, 2014 and 2013 is as follows:

(in thousands of $)	2014	2013
Receivables
Ship Finance International Limited	3,444	2,272
Seatankers Management Co. Ltd	320	394
Archer Ltd	100	8
Golar LNG Limited	—	942
Northern Offshore Ltd	13	13
Golden Ocean Group Limited	1,490	1,219
Seadrill Limited	557	1,478
Frontline 2012 Ltd	3,672	2,860
CalPetro Tankers (Bahamas I) Limited	—	14
CalPetro Tankers (Bahamas II) Limited	—	14
CalPetro Tankers (IOM) Limited	—	14
Deep Sea Supply Plc	61	4
Aktiv Kapital Ltd	—	6
Arcadia Petroleum Limited	124	174
North Atlantic Drilling Ltd	817	75
Knightsbridge Shipping Limited	2,039	—
	12,637	9,487

A summary of short term balances due to related parties as at December 31, 2014 and 2013 is as follows:

(in thousands of $)	2014	2013
Payables
Ship Finance International Limited	(45,244)	(8,528)
Seatankers Management Co. Ltd	(343)	(506)
Golar LNG Limited	—	(155)
Golden Ocean Group Limited	(914)	(1,047)
Frontline 2012 Ltd	(3,048)	(1,183)
Knightsbridge Shipping Limited	(320)	—
Windsor group	(5,844)	—
	(55,713)	(11,419)

Receivables and payables with related parties comprise unpaid management, technical advisory, newbuilding supervision and technical management, administrative service and rental charges and charter hire payments. In addition, certain payables and receivables arise when the Company pays an invoice, or receives a supplier rebate, on behalf of a related party and vice versa. The payable with Ship Finance at December 31, 2014 includes unpaid contingent rental expense. Receivables and payables with related parties are generally settled quarterly in arrears with the exception of profit share due to Ship Finance which is settled annually.

The long term related party balance is due to Ship Finance and is the remaining termination fee payable for Front Champion, Golden Victory, Front Commerce, Front Comanche and Front Opalia the balance is being repaid using similar repayment terms to the original lease and incurs interest at 7.250%. Interest expense of $5.9 million has been recorded in 2014.

In July 2014, the Company agreed with Ship Finance to terminate the long term charter parties for the 1999 VLCCs Front Commerce, Front Comanche and Front Opalia with Ship Finance simultaneously selling the vessels to unrelated third parties. The charter parties were terminated in November 2014 upon the redelivery of the vessels to Ship Finance. The Company recorded an impairment loss of $85.3 million in the third quarter of 2014 and a net gain of $40.4 million in the fourth quarter of 2014 on the termination of these leases. The Company agreed to a compensation payment to Ship Finance of $58.8 million for the early termination of the charter parties, of which $10.5 million was paid upon termination and the balance was recorded as notes payable, with similar amortization profiles to the current lease obligations. The long term related party balance at December 31, 2014 is as follows:

(in thousands of $)
7.254% loan note payable due 2021 and 2022	78,616
7.25% loan note payable due 2022 and 2023	48,385
Loan note repayments	(6,018)
Total loan note	120,983
Less: current portion of loan note (included in short term related party balance)	(11,031)
109,952

The note balance at December 31, 2014 is repayable as follows:

(in thousands of $)
Year ending December 31,
2015	11,031
2016	14,070
2017	15,107
2018	16,197
2019	17,366
Thereafter	47,212
120,983

We transact business with the following related parties, being companies in which Hemen and companies associated with Hemen have a significant interest: Ship Finance International Limited, Northern Offshore Ltd, Seadrill Limited, Bryggegata AS, Golden Ocean Group Limited, Arcadia Petroleum Limited ("Arcadia"), Deep Sea Supply Plc ("Deep Sea"), Aktiv Kapital ASA, Archer Limited, Farahead Holdings Limited ("Farahead"), Seatankers Management Co. Ltd, North Atlantic Drilling Ltd, Frontline 2012 Ltd, CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited, CalPetro Tankers (IOM) Limited and Knightsbridge. Frontline 2012 Ltd was equity accounted for during the full period. CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited and CalPetro Tankers (IOM) Limited were equity accounted up to October 1, 2014 and consolidated from that date. Golar LNG Limited ceased to be a related party in September 2014.

On July 15, 2014, several of the subsidiaries and related entities in the Windsor group, which owned four VLCCs, filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court in Wilmington, Delaware. The Company had been consolidating the Windsor group under the variable interest entity model and de-consolidated the group on July 15, 2014 as it lost control of the group as a consequence of the Chapter 11 filing. The Windsor group emerged from Chapter 11 in January 2015 at which time all of the debt in the Windsor group was converted into equity and ownership was transferred to the then current bondholders.

The Company earned freights on chartering vessels to Arcadia in the year ended December 31, 2013 of $7.5 million.

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

28.	DISPOSAL OF ASSETS

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

In December 2012, the Company agreed with Ship Finance to terminate the long term charter parties for the OBO carriers Front Viewer and Front Guider. The charter party on the Front Viewer terminated on December 18, 2012 and Ship Finance simultaneously sold the vessel. The charter party on the Front Guider terminated on March 13, 2013. As a result, the Company agreed to pay Ship Finance a termination fee of $23.5 million. The Company allocated $12.7 million of the termination payment to the Front Viewer and recorded loss of $16.5 million in discontinued operations in the fourth quarter of 2012. $10.8 million was allocated to the Front Guider which was included as part of the lease modification. This resulted in a $9.1 million increase in both the asset value and lease obligation. The Company recorded an impairment loss of $14.2 million in discontinued operations in the fourth quarter of 2012 in respect of Front Guider.

In January 2013, the Company terminated the charter party for the single hull VLCC Titan Aries (ex-Edinburgh) and recorded a gain of $7.6 million in the first quarter of 2013 which is included in "Gain on sale of assets and amortization of deferred gains".

In February 2013, the Company agreed with Ship Finance to terminate the long term time charter for the Suezmax tanker Front Pride. The charter party terminated on February 15, 2013 and Ship Finance simultaneously sold the vessel. The Company made a termination payment of $2.1 million and recorded an impairment loss of $4.7 million in 2012 and a loss on disposal of $0.2 million in 2013, which is included in "Gain on sale of assets and amortization of deferred gains".

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

In March 2014, the Company sold the VLCC Ulysses (ex-Phoenix Voyager) to an unrelated third party and recorded a loss of $15.7 million in the first quarter of 2014, which is included in "Gain on sale of assets and amortization of deferred gains".

On July 15, 2014, several of the subsidiaries and related entities in the Windsor group, which owned four VLCCs, filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court in Wilmington, Delaware. The Company had been consolidating the Windsor group under the variable interest entity model and de-consolidated the group on July 15, 2014 as it lost control of the group as a consequence of the Chapter 11 filing. The Windsor group emerged from Chapter 11 in January 2015 at which time all of the debt in the Windsor group was converted into equity and ownership was transferred to the then current bondholders. The Company was appointed as commercial manager in January 2015 for the vessels that were owned by the Windsor group prior to its bankruptcy filing and this will be the Company's only ongoing involvement with the Windsor group.

In July 2014, the Company agreed with Ship Finance to terminate the long term charter parties for the 1999 built VLCCs Front Commerce, Front Comanche and Front Opalia and Ship Finance simultaneously sold the vessels to unrelated third parties. The charter parties for the Front Commerce, Front Comanche and Front Opalia terminated on November 4, 2014, November 12, 2014, and November 19, 2014, respectively. The Company agreed an aggregate compensation payment to Ship Finance of $58.8 million for the early termination of the charter parties, of which $10.5 million was paid upon termination and the balance was recorded as notes payable, with similar amortization profiles to the current lease obligations, with reduced rates until December 2015 and full rates from 2016. The Company recorded an impairment loss of $85.3 million in 2014 and a non-cash gain of $40.4 million on the termination of these leases in the fourth quarter of 2014, which is included in "Gain on sale of assets and amortization of deferred gains".

In September 2014, the Company agreed to sell the VLCC Ulriken (ex Antares Voyager) to an unrelated third party and recorded an impairment loss of $12.4 million in the third quarter. The vessel was delivered to the new owners in October 2014.

Pursuant to an early termination agreement between three of the Company's subsidiaries, which were accounted for under the equity method: (i) the bareboat charters for the Altair Voyager, Cygnus Voyager and Sirius Voyager were terminated as of October 1, 2014; (ii) the charter hire payments paid in connection with the early termination agreement were used to redeem the remaining outstanding debt related to these vessels; and (iii) the three vessels were sold. This was a cash neutral transaction, except for an amount of $1.3 million which became available to the Company, of which $0.7 million had been held in restricted cash.

29.	COMMITMENTS AND CONTINGENCIES

The Company insures the legal liability risks for its shipping activities with Assurance for eningen SKULD and Assuranceforeningen Gard Gjensidig, both mutual protection and indemnity associations. As a member of these mutual associations, the Company is subject to calls payable to the associations based on the Company's claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which result in additional calls on the members.

Following the termination of the Company's P&I insurance relationship with Britannia Steam Ship Insurance Association Limited ("Britannia"), SEB issued a guarantee in April 2013 to Britannia at the Company's request in respect of possible claims on certain ships for any of the insurance years 2009/10, 2010/11, 2011/12 and 2012/13 up to a maximum aggregate liability of $1.7 million, which was reduced to $0.4 million during 2014. As of December 31, 2014, the Company has placed $0.4 million (2013: $1.7 million) into a restricted bank account at SEB as support for the guarantee. The guarantee expires on December 31, 2015.

As of December 31, 2014, the Company had four (2013: four) vessels that were sold by the Company at various times during the period from November 1998 to December 31, 2003, and leased back on charters that have initial periods ranging from eight to twelve and a half years including options on the lessor's side to extend the charters for periods that range up to five years. All of these charters are accounted for as capital leases. The lessor has options to put the vessels on the Company at the end of the lease terms in December 2015 at which time the Company would be required to pay an aggregate amount of $36.0 million (2013: $36.0 million).

As of December 31, 2014, the Company was committed to make newbuilding installments of $40.9 million in 2015.

As part of the Company's restructuring in December 2011, Frontline 2012 has agreed to fully reimburse and indemnify the Company for all payments made under any guarantees issued by the Company to the shipyard in connection with five VLCC newbuilding contracts acquired from the Company and to reimburse the Company for all costs incurred in connection with these guarantees. All of the contracts have been cancelled by Frontline 2012 and Frontline 2012 has received reimbursement of installments paid and accrued interest on four of these contracts. The remaining contract is in arbitration and the Company has not recorded any liability in respect of its guarantee as the Company does not believe that it will be required to make any payments in relation to it.

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

Non-cash investing and financing activities in the year ended December 31, 2014 include (i) a $99.5 million reduction in capital lease obligations and a $48.3 million increase in related party payables resulting from the termination payments for Front Comanche, Front Commerce and Front Opalia being converted into a loan note, and (ii) a $45.5 million reduction of the outstanding principal amount of the Company's 4.5% convertible bond for an aggregate of 12,996,476 shares and a cash payment of $19.6 million.

On July 15, 2014, the Company de-consolidated the Windsor group (see Note 5) and removed restricted cash balances of $17.9 million, other current assets of $28.1 million, vessels of $174.8 million, other current liabilities of $28.6 million and debt of $179.8 million from its balance sheet.

On October 2, 2014, the Company consolidated the CalPetro group (see Note 19) and recorded cash of $1.3 million, of which $0.7 million had been held in restricted cash.

Non-cash investing and financing activities in the year ended December 31, 2013 include; (i) a $105.8 million reduction in capital lease obligations and a$79.0 million increase in related party payables resulting from the termination payment for Front Champion and Golden Victory being converted into a loan note, (ii) a $25.0 million reduction of the outstanding principal amount of the Company's 4.5% convertible bond for an aggregate of 6,474,827 shares and a cash payment of $2.25 million, and (iii) a $1.3 million increase in marketable securities and $1.3 million decrease in equity method investments resulting from the receipt of 108,069 shares in Avance Gas as a stock dividend from Frontline 2012.

Non-cash investing and financing activities in the year ended December 31, 2012 consist of a $9.1 million increase in capital lease obligations and vessels under capital lease resulting from a lease modifications.

31.	POOL REVENUES

Voyage charter revenues include pool earnings, which have been allocated on a net basis since these pools are responsible for paying voyage expenses and distribute net pool revenues to the participants. Pool earnings of nil, nil and $35.9 million have been included in voyage charter revenues in the years ended December 31, 2014, 2013 and 2012, respectively.

32.	SUBSEQUENT EVENTS

In January 2015, the Company took delivery of its second and final Suezmax newbuilding, Front Idun, and drew down the remaining $30.0 million balance on its $60.0 million term loan facility in order to part finance this vessel.

In January 2015, the Company increased the amount that may be raised from the ATM offering from up to $100.0 million to up to $150.0 million. In January 2015 and February 2015, the Company issued 10,009,703 and 902,744 ordinary shares, respectively, pursuant to its equity distribution agreement generating gross proceeds on $37.2 million. Following such issuance, the Company has an issued share capital of $123,255,436 divided into 123,255,436 ordinary shares.

In January 2015, a wholly-owned subsidiary of the Company repaid $36.7 million of indebtedness in connection with the issuance of term notes by subsidiaries of ITCL following the sale of the Ulriken. Repayment was made from the net sale proceeds and restricted cash held by subsidiaries of ITCL.

In January 2015, the Company obtained a binding commitment from one of its lenders to purchase, at the Company's request, up to 13,460,000 shares of Frontline 2012 owned by the Company at the prevailing market price at the time of the Company's request until April 15, 2015. At the same time, the Company is obligated to enter into a forward contract, with maximum maturity of six months, which requires the Company to buy back those shares. The commitment is subject to standard terms and conditions for transactions of this kind including the requirement for the Company to fund any unrealized losses on the forward contract and maintain a cash collateral deposit in a pledged account equal to at least 20% of the market value of the forward contract. The value of the Company's shares in Frontline 2012 was approximately $75 million based on the closing share price on March 6, 2015.

In February 2015, Frontline 2012 announced a stock dividend consisting of 4.1 million Avance Gas shares and the Company expects to receive approximately 222,000 shares in Avance Gas based on its shareholding in Frontline 2012.

In February 2015, the Company bought $33.3 million notional principal of its convertible bond at a purchase price of 99% and expects to record a gain on redemption of this debt of $0.3 million in the first quarter of 2015.

Frontline Ltd.
Schedule I - Financial Information of Registrant
Condensed Statements of Operations for the years ended December 31, 2014, 2013 and 2012
(in thousands of $, except per share data)

	2014	2013	2012
Operating revenues
Other income	635	590	338
Total operating revenues	635	590	338
Operating expenses
Administrative expenses	3,125	2,961	3,995
Total operating expenses	3,125	2,961	3,995
Net operating loss	(2,490)	(2,371)	(3,657)
Other income (expenses)
Interest income	169	552	1,009
Interest expense	(14,288)	(10,581)	(10,125)
Foreign currency exchange (loss) gain	(434)	51	249
Debt conversion expense	(41,067)	(12,654)	—
Dividends received, net	786	86	134
Other non-operating items, net	1,458	(28)	(22)
Net other expenses	(53,376)	(22,574)	(8,755)
Net loss before equity in net loss of subsidiaries	(55,866)	(24,945)	(12,412)
Equity in net loss of subsidiaries	(107,072)	(163,564)	(70,342)
Net loss	(162,938)	(188,509)	(82,754)

See accompanying Notes.

Frontline Ltd.
Schedule I - Financial Information of Registrant
Condensed Consolidated Statements of Comprehensive Loss for the years ended December 31, 2014, 2013 and 2012
(in thousands of $)

	2014	2013	2012
Comprehensive loss, net of tax
Net loss	(162,938)	(188,509)	(82,754)
Unrealized (losses) gains from marketable securities	(980)	915	527
Foreign currency translation gains (losses)	25	(63)	97
Other comprehensive (loss) income, net of tax	(955)	852	624
Comprehensive loss	(163,893)	(187,657)	(82,130)

See accompanying Notes.

Frontline Ltd.
Schedule I - Financial Information of Registrant
Condensed Consolidated Balance Sheets as of December 31, 2014 and 2013
(in thousands of $)

	2014	2013
ASSETS
Current Assets
Cash and cash equivalents	1,669	6,568
Restricted cash and investments	445	1,728
Marketable securities	2,516	3,373
Trade accounts receivable, net	—	18
Related party receivables	—	487
Other receivables	1,635	2,299
Prepaid expenses and accrued income	152	168
Total current assets	6,417	14,641
Long-term assets
Investments in and loans to affiliates, net	182,651	239,441
Deferred charges	153	696
Total assets	189,221	254,778
LIABILITIES AND DEFICIT
Current liabilities
Short-term debt and current portion of long-term debt	136,700	—
Related party payables	11,031	6,017
Trade accounts payable	325	279
Accrued expenses	1,837	2,487
Other current liabilities	196	268
Total current liabilities	150,089	9,051
Long-term liabilities
Long-term debt	—	200,000
Related party payables	109,952	72,610
Other long-term liabilities	161	69
Total liabilities	260,202	281,730
Commitments and contingencies
Deficit
Share capital (2014: 112,342,989 shares outstanding, par value $1.00. 2013: 86,511,713 shares outstanding, par value $1.00)	112,343	86,512
Additional paid in capital	244,018	149,985
Contributed surplus	474,129	474,129
Accumulated other comprehensive loss	(4,258)	(3,303)
Retained deficit	(897,213)	(734,275)
Total deficit attributable to Frontline Ltd.	(70,981)	(26,952)
Total liabilities and deficit	189,221	254,778

See accompanying Notes.

Frontline Ltd.
Schedule I - Financial Information of Registrant
Condensed Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2013 and 2012
(in thousands of $)

	2014	2013	2012

Net cash used in operating activities	(17,185)	(19,497)	(39,682)
Investing activities
Change in restricted cash	1,283	(1,578)	—
Loans from (to) associated companies	—	250	(250)
Investment in associated companies	—	(6,001)	(13,298)
Proceeds from sale of investment in associated companies	—	242	—
Proceeds from sale of shares in subsidiaries	49	—	—
Net cash provided by (used in) investing activities	1,332	(7,087)	(13,548)
Financing activities
Net proceeds from issuance of shares	52,934	4,802	—
Repayments of long-term debt	(35,877)	(2,250)	—
Related party loan note	(6,103)	—	—
Net cash provided by financing activities	10,954	2,552	—
Net change in cash and cash equivalents	(4,899)	(24,032)	(53,230)
Cash and cash equivalents at beginning of year	6,568	30,600	83,830
Cash and cash equivalents at end of year	1,669	6,568	30,600

Supplemental disclosure of cash flow information:
Interest paid	15,124	10,125	10,125
Income taxes paid	—	—	—

See accompanying Notes.

Frontline Ltd.
Schedule I - Financial Information of Registrant
Notes

Note 1—Basis of Presentation
In our financial statements, our investment in subsidiaries is stated at cost plus equity in the undistributed earnings of the subsidiaries. Our share of net loss of our subsidiaries is included in net loss using the equity method of accounting. The financial statements should be read in conjunction with our consolidated financial statements.

Note 2-Other
No cash dividend was paid to the registrant by subsidiaries for the years ended December 31, 2014, 2013 and 2012. The registrant received cash dividends from associated companies of $2.0 million in the year ended December 31, 2014 (2013: nil, 2012: nil).