Form 20-F
period 2015-12-31
FRONTLINE LTD /
filed 2016-03-21
CIK 913290

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________________ to _________________
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________________________

Commission file number	001-16601

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

781,937,649 Ordinary Shares, Par Value $1.00 Per Share (prior to the 1-for-5 reverse share split in February 2016)

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

Frontline Ltd. and its subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance, and are not intended to give any assurance as to future results. When used in this documents, the words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions, terms or phrases may identify forward-looking statements.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Throughout this report, the "Company," "we," "us" and "our" all refer to Frontline Ltd. and its subsidiaries. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. The Company operates oil tankers of two sizes: very large crude carriers, or VLCCs, which are between 200,000 and 320,000 deadweight tons, or dwt, and Suezmax tankers, which are vessels between 120,000 and 170,000 dwt. The Company also operates clean product tankers of two sizes: MR tankers, which are approximately 50,000 dwt, and LR2 tankers, which range in size from 111,000 to 115,000 dwt. Unless otherwise indicated, all references to "USD","US$" and "$" in this report are U.S. dollars.

A. SELECTED FINANCIAL DATA

On July 1, 2015, the Company, Frontline Acquisition Ltd, or Frontline Acquisition, a newly formed and wholly-owned subsidiary of the Company, and Frontline 2012 Ltd, or Frontline 2012, entered into an agreement and plan of merger, (as amended from time to time, the "Merger Agreement") pursuant to which Frontline Acquisition and Frontline 2012 agreed to enter into a merger transaction, or the Merger, with Frontline 2012 as the surviving legal entity and thus becoming a wholly-owned subsidiary of the Company. For accounting purposes, the merger with Frontline 2012 has been treated as a reverse business acquisition. Because this transaction is accounted for as a reverse business acquisition, the financial statements included in this Form 20-F for the period through November 30, 2015 are those of Frontline 2012. The financial statements reflect the reverse business acquisition of the Company by Frontline 2012 for the period since November 30, 2015.

The selected statement of operations data of the Company with respect to the fiscal years ended December 31, 2015, 2014 and 2013 and the selected balance sheet data of the Company as of December 31, 2015 and 2014, have been derived from the Company's consolidated financial statements included herein and should be read in conjunction with such statements and the notes thereto. The selected statement of operations data with respect to the fiscal year ended December 31, 2012 and the selected balance sheet data as of December 31, 2012 have been derived from consolidated financial statements of Frontline 2012 not included herein. Selected statement of operations data with respect to the fiscal year ended December 31, 2011 and selected balance sheet data as of December 31, 2011 has been omitted from the table below as Frontline 2012 was incorporated in December 2011 and this information cannot be provided without preparing carve-out financial statements for that year, which would require unreasonable effort or expense.

The following table should also be read in conjunction with Item 5. "Operating and Financial Review and Prospects" and the Company's consolidated financial statements and notes thereto included herein. The Company's accounts are maintained in U.S. dollars.

	Fiscal year ended December 31,
	2015	2014	2013	2012
(in thousands of $, except ordinary shares, per share data and ratios)
Statement of Operations Data (1):
Total operating revenues	458,934	241,826	133,900	140,849
Total operating expenses	280,639	190,103	125,416	115,176
Net operating income	287,218	120,712	65,755	25,673
Net income from continuing operations	255,386	137,414	69,499	8,055
Net (loss) income from discontinued operations after non-controlling interest	(100,701)	12,055	—	—
Net income attributable to the Company	154,624	149,469	69,499	8,055
Basic and diluted earnings per share attributable to the company from continuing operations (2)	$2.13	$1.10	$0.61	$0.12
Basic and diluted (loss) earnings per share attributable to the company from discontinued operations (2)	$(0.84)	$0.10	$—	$—
Basic and diluted earnings per share attributable to the Company (2)	$1.29	$1.19	$0.61	$0.12
Cash dividends per share declared (2) (3)	$0.25	$4.46	$0.64	$2.81

	Fiscal year ended December 31,
	2015	2014	2013	2012
(in thousands of $, except ordinary shares and ratios)
Balance Sheet Data (at end of year) (1):
Cash and cash equivalents	264,524	235,801	347,749	132,724
Newbuildings	266,233	227,050	252,753	244,860
Vessels and equipment, net	1,189,198	861,919	703,061	658,857
Vessels and equipment under capital lease, net	694,226	—	—	—
Investment in associated company	—	59,448	90,724	—
Total assets	2,886,654	2,501,768	1,673,980	1,142,158
Short-term debt and current portion of long-term debt	57,575	44,052	90,492	—
Current portion of obligations under capital leases	89,798	—	—	—
Long-term debt	748,881	473,523	501,971	640,894
Obligations under capital leases	446,553	—	—	—
Share capital	781,938	635,205	635,205	397,800
Total equity attributable to the Company	1,446,282	1,123,580	1,063,157	489,427
Ordinary shares outstanding (000s) (2)	156,387	116,712	127,041	79,560
Weighted average ordinary shares outstanding (000s) (2)	120,082	125,189	114,377	67,660
Other Financial Data:
Equity to assets ratio (percentage) (4)	50.1%	44.9%	63.5%	42.9%
Debt to equity ratio (5)	0.9	0.5	0.6	1.3
Price earnings ratio (6)	11.6	8.8	26.2	78.9
Time charter equivalent revenue (7)	342,773	136,503	70,462	82,409

Notes:

1.
Frontline 2012 determined that the stock dividend of 75.4 million of its shares in Golden Ocean Group Limited (formerly Knightsbridge Shipping Limited, NASDAQ: VLCCF), or Golden Ocean, in June 2015 represented a significant strategic shift in the Company's business and has, therefore, recorded the results of its dry bulk operations as discontinued operations in the year ended December 31, 2014. The balance sheet at December 31, 2014 has also been presented on a discontinued operations basis.

2.
Earnings and dividends per share amounts, the number of ordinary shares outstanding and the weighted average ordinary shares outstanding have been restated to reflect the effect of the reverse business acquisition on November 30, 2015 and the 1-for-5 reverse share split that was effected on February 3, 2016.

3.
In June 2015, Frontline 2012 paid a stock dividend consisting of 75.4 million Golden Ocean shares. In March 2015, Frontline 2012 paid a stock dividend consisting of 4.1 million Avance Gas Holding Limited, or Avance Gas, shares. In October 2013, Frontline 2012 declared the distribution of a dividend consisting of 12.5% of the capital stock of Avance Gas.

4.	Equity-to-assets ratio is calculated as total equity attributable to the Company divided by total assets.

5.	Debt-to-equity ratio is calculated as total interest bearing current and long-term liabilities, including obligations under capital leases, divided by total equity attributable to the Company.

6.
Price earnings ratio is calculated by dividing the closing year end share price by basic earnings per share attributable to the Company for 2015. For 2014, 2013, 2012, the price earnings ratio has been calculated by dividing the closing year end share price for Frontline 2012 by basic earnings per share attributable to the Company. Each year end share price has been adjusted for the 1-for-5 reverse share split in February 2016 and the share prices at the end of 2014, 2013 and 2012 have been adjusted for the share exchange ratio in the Merger.

7.	A reconciliation of time charter equivalent revenues to total operating revenues as reflected in the consolidated statements of operations is as follows:

(in thousands of $)	2015	2014	2013	2012
Total operating revenues	458,934	241,826	133,900	140,849
Less:
Finance lease interest income	(577)	—	—	—
Other income	(5,878)	(1,615)	—	—
Voyage expenses and commissions	(109,706)	(103,708)	(63,438)	(58,440)
Time charter equivalent revenue	342,773	136,503	70,462	82,409

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

Risks Related to Our Industry

If the tanker industry, which historically has been cyclical and volatile, declines in the future, our revenues, earnings and available cash flow may be adversely affected

Historically, the tanker industry has been highly cyclical, with volatility in profitability, charter rates and asset values resulting from changes in the supply of, and demand for, tanker capacity. Fluctuations in charter rates and tanker values result from changes in the supply of and demand for tanker capacity and changes in the supply of and demand for oil and oil products. These factors may adversely affect the rates payable and the amounts we receive in respect of our vessels. Our ability to re-charter our vessels on the expiration or termination of their current spot and time charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker market and we cannot guarantee that any renewal or replacement charters we enter into will be sufficient to allow us to operate our vessels profitably.

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

The factors affecting the supply and demand for tankers have been volatile and are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable, including those discussed above. While market conditions have improved during 2015, continued volatility may reduce demand for transportation of oil over longer distances and increase supply of tankers to carry that oil, which may have a material adverse effect on our business, financial condition, results of operations, cash flows, ability to pay dividends and existing contractual obligations.

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

Risks Related to Shipping Generally

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

Volatile economic conditions throughout the world could have an adverse impact on our operations and financial results

The world economy continues to face a number of challenges, including turmoil and hostilities in the Middle East and other geographic areas and continuing economic weakness in the European Union and Asia Pacific region. There has historically been a strong link between the development of the world economy and demand for energy, including oil and gas. An extended period of deterioration in the outlook for the world economy could reduce the overall demand for oil and gas and for our services. While market conditions have improved, continued adverse and developing economic and governmental factors, together with the concurrent volatility in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition and cash flows, and could cause the price of our ordinary shares to decline.

The European Union continues to experience relatively slow growth. Since the beginning of the financial crisis in 2008, the credit markets in Europe have experienced significant contraction, de-leveraging and reduced liquidity. While credit conditions are beginning to stabilize, global financial markets have been, and continue to be, disrupted and volatile. Lending by financial institutions worldwide remains at lower levels compared to the period prior to 2008.

Continued economic slowdown in the Asia Pacific region, especially in China, may exacerbate the effect on us of the recent slowdown in the rest of the world. In recent history, China has had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China's GDP for the year ended December 31, 2015, is estimated to be around 6.9%, the slowest growth rate in twenty-five years. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future. Our financial condition and results of operations, as well as our future prospects, would likely be impeded by a continuing or worsening economic downturn in any of these countries.

The inability of countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position

As a result of the credit crisis in Europe, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In 2012, the European Council established a permanent stability mechanism, the European Stability Mechanism, or the ESM, to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations. Potential adverse developments in the outlook for European countries could reduce the overall demand for oil cargoes and for our services. Market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flow.

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

Acts of piracy on ocean-going vessels could adversely affect our business

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea, with tankers particularly vulnerable to such attacks. Acts of piracy could result in harm or danger to the crews that man our tankers. In addition, these piracy attacks occur in regions in which our vessels are deployed that insurers characterize as "war risk" zones or by the Joint War Committee as "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ on-board security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, cash flows, financial condition and ability to pay dividends and may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.
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

Our vessels may call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, which could adversely affect our reputation and the market for our ordinary shares

From time to time on charterers' instructions, our vessels may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the U.S. government as state sponsors of terrorism, such as Cuba, Iran, Sudan and Syria. In the past, certain of our vessels have made port calls to Iran, however, none of our vessels made any port calls to Iran during 2015. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. With effect from July 1, 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to companies, such as ours, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, on May 1, 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.

On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the “Joint Plan of Action” (“JPOA”). Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the U.S. and EU would voluntarily suspend certain sanctions for a period of six months. On January 20, 2014, the U.S. and E.U. indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures included, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014. The JPOA was subsequently extended twice.

On July 14, 2015, the P5+1 and the EU announced that they reached a landmark agreement with Iran titled the Joint Comprehensive Plan of Action Regarding the Islamic Republic of Iran’s Nuclear Program (the “JCPOA”), which is intended to significantly restrict Iran’s ability to develop and produce nuclear weapons for 10 years while simultaneously easing sanctions directed toward non-U.S. persons for conduct involving Iran, but taking place outside of U.S. jurisdiction and does not involve U.S. persons. On January 16, 2016 (“Implementation Day”), the United States joined the EU and the UN in lifting a significant number of their nuclear-related sanctions on Iran following an announcement by the International Atomic Energy Agency (“IAEA”) that Iran had satisfied its respective obligations under the JCPOA.

U.S. sanctions prohibiting certain conduct that is now permitted under the JCPOA have not actually been repealed or permanently terminated at this time. Rather, the U.S. government has implemented changes to the sanctions regime by: (1) issuing waivers of certain statutory sanctions provisions; (2) committing to refrain from exercising certain discretionary sanctions authorities; (3) removing certain individuals and entities from OFAC's sanctions lists; and (4) revoking certain Executive Orders and specified sections of Executive Orders. These sanctions will not be permanently "lifted" until the earlier of “Transition Day,” set to occur on October 20, 2023, or upon a report from the IAEA stating that all nuclear material in Iran is being used for peaceful activities.

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

The IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. To date, the BWM Convention has not yet been ratified but proposals regarding implementation have recently been submitted to the IMO. Many of the implementation dates in the BWM Convention have already passed, so that once the BWM Convention enters into force, the period of installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems (BWMS). For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels constructed before the entry into force date “existing vessels” and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force of the convention. Furthermore, in October 2014 the MEPC met and adopted additional resolutions concerning the BWM Convention’s implementation. Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers, and the costs of ballast water treatments may be material. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The United States, for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternative measure, and to comply with certain reporting requirements. Although we do not believe that the costs of such compliance would be material, it is difficult to predict the overall impact of such a requirement on our operations.

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

Risks Related to Our Business

We may be unable to comply with the covenants contained in our loan agreement, which could affect our ability to conduct our business

As of December 31, 2015, we had $806.5 million of outstanding debt. Our outstanding debt requires us or our subsidiaries to maintain the following financial covenants; value-adjusted equity, positive working capital, and a certain level of free cash.

Because some of these ratios are dependent on the market value of vessels, should charter rates or vessel values materially decline in the future, we may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet any such financial ratios and satisfy any such financial covenants. Events beyond our control, including changes in the economic and business conditions in the shipping markets in which we operate, may affect our ability to comply with these covenants. We cannot assure you that we will meet these ratios or satisfy our financial or other covenants or that our lenders will waive any failure to do so.

These financial and other covenants may adversely affect our ability to finance future operations or limit our ability to pursue certain business opportunities or take certain corporate actions. The covenants may also restrict our flexibility in planning for changes in our business and the industry and make us more vulnerable to economic downturns and adverse developments. A breach of any of the covenants in, or our inability to maintain the required financial ratios under the credit facilities would prevent us from borrowing additional money under our credit facilities and could result in a default under our credit facilities. If a default occurs under our credit facilities, the lenders could elect to declare the issued and outstanding debt, together with accrued interest and other fees, to be immediately due and payable and foreclose on the collateral securing that debt, which could constitute all or substantially all of our assets.

Delays or defaults by the shipyards in the construction of our newbuildings could increase our expenses and diminish our net income and cash flows

As of December 31, 2015, we had contracts for 28 newbuilding vessels. These vessels are scheduled to be delivered to us through December 2017. Vessel construction projects are generally subject to risks of delay that are inherent in any large construction project, which may be caused by numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions or any other events of force majeure. Significant delays could adversely affect our financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel, and we will continue to incur costs and expenses related to delayed vessels, such as supervision expense and interest expense for the issued and outstanding debt.

We will need to procure additional financing in order to complete the construction of our newbuilding vessels, which may be difficult to obtain on acceptable terms or at all.

We cannot guarantee that we will be able to obtain additional financing at all or on acceptable terms. If adequate funds are not available, we may have to reduce expenditures for investments in new and existing projects, which could hinder our growth and prevent us from realizing potential revenues from prior investments that will have a negative impact on our cash flows and results of operations.

We have significant capital requirements for our newbuilding vessels. As of December 31, 2015, the remaining commitment for our 28 newbuilding vessels was $1,453.2 million. As of December 31, 2015, we had obtained a commitment for up to $198.0 million of debt financing for six newbuilding vessels. We intend to finance the remaining 22 newbuilding vessels to be delivered in the period between the second half of 2016 and the end of 2017 with a combination of proceeds from debt and cash on hand. There can be no assurance that we will be able to obtain such financings on a timely basis or on terms we deem reasonable or acceptable. If such financing is not available when our capital commitments are due, it may be unable to meet such obligations and finance its other and future obligations. If for any reason we fail to take delivery of the newbuilding vessels described above, we would be prevented from realizing potential revenues from these vessels, it may be required to forego deposits on construction, which amounted to an aggregate of $238.5 million (excluding capitalized interest and newbuilding supervision costs) as of December 31, 2015, and we may incur additional costs and liability to the shipyard under the construction contracts.

We are dependent on the spot market and any decrease in spot market rates in the future may adversely affect our earnings and our ability to pay dividends

As of December 31, 2015, 31 of the 49 vessels, which are owned, leased or chartered in by us, were employed in the spot market or on index linked time charters exposing us to fluctuations in spot market charter rates. Historically, the tanker market has been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. The spot market may fluctuate significantly based upon supply and demand of vessels and cargoes. The successful operation of our vessels in the competitive spot market depends upon, among other things, obtaining profitable charters and minimizing, to the extent possible, time spent waiting for charters and time spent in ballast. The spot market is very volatile, and, in the past, there have been periods when spot rates have declined below the operating cost of vessels. If future spot market rates decline, then we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or to pay dividends in the future. Furthermore, as charter rates in the spot market are fixed for a single voyage, which may last up to several weeks, during periods in which charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

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

When we enter into a time charter, the rates under that charter are fixed for the term of the charter.  If the spot market rates or short-term time charter rates in the tanker industry become significantly lower than the time charter equivalent rates that some of our charterers are obligated to pay us under our existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter. If our charterers fail to pay their obligations, we would have to attempt to re-charter our vessels, which if re-chartered at lower rates, may affect our ability to operate our vessels profitably and may affect our ability to comply with current or future covenants contained in our loan agreements.

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

During the period a vessel is subject to a time charter, we will not be permitted to sell it to take advantage of increases in vessel values without the charterers' agreement. If we sell a vessel at a time when ship prices have fallen, the sale may be at less than the vessel's carrying amount on our financial statements, with the result that we could incur a loss and a reduction in earnings. In addition, if we determine at any time that a vessel's future limited useful life and earnings require us to impair its value on our financial statements, that could result in a charge against our earnings and a reduction of our shareholders' equity. It is possible that the market value of our vessels will continue to decline in the future and could adversely affect our ability to comply with current or future financial covenants contained in our loan agreements or other financing arrangements. Any impairment charges incurred as a result of declines in charter rates and other market deterioration could negatively affect our business, financial condition, operating results or the trading price of our ordinary shares.

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

Our time charters may limit our ability to benefit from any improvement in charter rates, and at the same time, our revenues may be adversely affected if we do not successfully employ our vessels on the expiration of our charters

As of December 31, 2015, 18 of our vessels were employed on fixed rate time charters. While our fixed rate time charters generally provide reliable revenues, they also limit the portion of our fleet available for spot market voyages during an upswing in the tanker industry cycle, when spot market voyages might be more profitable. By the same token, we cannot assure you that we will be able to successfully employ our vessels in the future at rates sufficient to allow us to operate our business profitably or meet our obligations. A decline in charter or spot rates or a failure to successfully charter our vessels could have a material adverse effect on our business, financial condition, results of operation and ability to pay dividends.

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

Risks Related to Our Company

Incurrence of expenses or liabilities may reduce or eliminate cash distributions

In December 2015, our Board of Directors, or our Board, approved implementing a dividend policy to distribute quarterly dividends to shareholders equal to or close to earnings per share adjusted for non-recurring items. We also paid a cash dividend of $0.25 per share (adjusted for the 1-for-5 reverse share split) in the fourth quarter of 2015, which is the first cash dividend the Company has paid since the third quarter of 2011, and we declared a cash dividend of $0.35 per share in February 2016 for the fourth quarter of 2015 to be paid on or around March 18, 2016. The amount and timing of dividends will depend on our earnings, financial condition, cash position, Bermuda law affecting the payment of distributions and other factors. However, we could incur other expenses or contingent liabilities that would reduce or eliminate the cash available for distribution by us as dividends. In addition, the timing and amount of dividends, if any, is at the discretion of our Board. We cannot guarantee that our Board will declare dividends in the future.

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

We may be required to record a goodwill impairment loss, which could have a material adverse effect on our results of operations and financial position

We have recorded goodwill in connection with the Merger. We are required to assess goodwill for impairment at least on an annual basis, or more frequently, if indicators are present or changes in circumstances suggest that impairment may exist. Our future operating performance may be affected by potential impairment charges related to goodwill. The process of evaluating the potential impairment of goodwill is subjective and requires significant judgment at many points during the analysis. In evaluating the potential for impairment, we make assumptions and estimates regarding revenue projections, growth rates, cash flows, tax rates, and discount rates, which are uncertain and by nature may vary from actual results and are based on factors that are beyond our control.

Any goodwill impairment loss would negatively impacting our results of operations and financial position. As of December 31, 2015, we had $225.3 million of goodwill on our balance sheet.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As of December 31, 2015, the average age of our tanker fleet, owned, leased or chartered in by us, is approximately seven years. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, including environmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions might not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

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

Hemen may be able to exercise significant influence over us and may have conflicts of interest with our other shareholders

As of December 31, 2015, Hemen Holding Ltd, or Hemen, a Cyprus holding company, indirectly controlled by trusts established by our Chairman and President, Mr. Fredriksen, for the benefit of his immediate family, owns 51.7% of our outstanding ordinary shares. For so long as Hemen owns a significant percentage of our outstanding ordinary shares, it may be able to exercise significant influence over us and will be able to strongly influence the outcome of shareholder votes on other matters, including the adoption or amendment of provisions in our articles of incorporation or bye-laws and approval of possible mergers, amalgamations, control transactions and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, amalgamations, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our ordinary shares. Hemen, may not necessarily act in accordance with the best interests of other shareholders. The interests of Hemen may not coincide with the interests of other holders of our ordinary shares. To the extent that conflicts of interests may arise, Hemen may vote in a manner adverse to us or to you or other holders of our securities.

We may be unable to attract and retain key management personnel in the tanker industry, which may negatively impact the effectiveness of our management and our results of operation

Our success depends to a significant extent upon the abilities and efforts of our senior executives, and also Mr. Fredriksen, our Chairman and President, for the management of our activities and strategic guidance. While we believe that we have an experienced management team, the loss or unavailability of one or more of our senior executives, and also Mr. Fredriksen, for any extended period of time could have an adverse effect on our business and results of operations.

If labor interruptions are not resolved in a timely manner, they could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash

As of December 31, 2015, we employed approximately 123 people in our offices in Bermuda, London, Oslo, Singapore, India and the Philippines. We contract with independent ship managers to manage and operate our vessels, including the crewing of those vessels. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out as we expect and could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

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

Failure to maintain effective internal control over our financial reporting could have an adverse effect on our ability to report our financial results on a timely and accurate basis.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports, to help mitigate the risk of fraud and to operate successfully. We are required by federal securities laws to document and test our internal control procedures in order to satisfy the requirements of the Sarbanes-Oxley Act of 2002, which requires annual management assessments of the effectiveness of our internal control over financial reporting.

The Company's internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If the Company fails to maintain the adequacy of its internal controls, including any failure to implement required new or improved controls, or if the Company experiences difficulties in their implementation, the Company's business and financial results could be harmed and the Company could fail to meet its financial reporting obligations.

The Company is aware of a misstatement in financial reporting in Frontline 2012 from the fourth quarter of 2014 through the second quarter of 2015 in connection with the consolidation, and subsequent de-consolidation, of Golden Ocean. The Company is aware that these misstatements were corrected before the audited financial statements for Frontline 2012 for the year ended December 31, 2014 were issued and before Frontline 2012 released its results for the six months ended June 30, 2015.

We also cannot provide assurance that our internal control over financial reporting will be operating effectively in the future. If we fail to maintain effective internal control over financial reporting, or our independent registered public accounting firm is unable to provide us with an unqualified attestation report on our internal control, we could be required to take costly and time-consuming corrective measures, be required to restate the affected historical financial statements, be subjected to investigations and/or sanctions by federal and state securities regulators, and be subjected to civil lawsuits by security holders. Any of the foregoing could also cause investors to lose confidence in our reported financial information and could result in a decline in the market price of our stock and in our ability to raise additional financing if needed in the future.

Because we are a foreign corporation, you may not have the same rights that a shareholder in a United States corporation may have

We are a Bermuda exempted company. Our memorandum of association and bye-laws and the Bermuda Companies Act 1981, as amended, govern our affairs. Investors may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction. Under Bermuda law a director generally owes a fiduciary duty only to the company; not to the company's shareholders. Our shareholders may not have a direct course of action against our directors. In addition, Bermuda law does not provide a mechanism for our shareholders to bring a class action lawsuit under Bermuda law. Further, our bye-laws provide for the indemnification of our directors or officers against any liability arising out of any act or omission except for an act or omission constituting fraud, dishonesty or illegality.

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

We may no longer qualify for an exemption under Section 883 of the Code, and may therefore have to pay tax on United States source income, which would reduce our earnings

Under the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States, may be subject to a 4% United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the applicable Treasury Regulations promulgated thereunder.

We expect that we and each of our subsidiaries will qualify for this statutory tax exemption for the 2015 taxable year and we intend to take this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and become subject to United States federal income tax on our United States source shipping income. In this regard, Hemen, who we believe to be a non-qualified shareholder, currently owns more than 50% of our ordinary shares. Accordingly, we would no longer qualify for exemption under Section 883 of the Code for a particular taxable year if non-qualified shareholders with a 5% or greater interest in our ordinary shares owned, in combination with Hemen, 50% or more of our outstanding ordinary shares for more than half the days during the taxable year. Due to the factual nature of the issues involved, there can be no assurances on our tax-exempt status or that of any of our subsidiaries.

If we are not entitled to exemption under Section 883 of the Code for any taxable year, we could be subject during those years to an effective 2% United States federal income tax on gross shipping income derived during such a year that is attributable to the transport of cargoes to or from the United States. The imposition of this tax would have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

The price of our ordinary shares historically has been volatile

The trading price and volume of our ordinary shares has been and may continue to be subject to large fluctuations. The market price and volume of our ordinary shares may increase or decrease in response to a number of events and factors, including:

•	trends in our industry and the markets in which we operate;

•	changes in the market price of the services we provide;

•	the introduction of new technologies or products by us or by our competitors;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	operating results that vary from the expectations of securities analysts and investors;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures, financings or capital commitments;

•	changes in laws and regulations;

•	general economic and competitive conditions; and

•	changes in key management personnel.

This volatility may adversely affect the prices of our ordinary shares regardless of our operating performance. To the extent that the price of our ordinary shares declines, our ability to raise funds through the issuance of equity or otherwise use our ordinary shares as consideration will be reduced. These factors may limit our ability to implement our operating and growth plans.

Future sales of our ordinary shares could have an adverse effect on our share price

In order to finance our future operations and growth, we may have to incur substantial additional indebtedness and possibly issue additional equity securities. Future ordinary share issuances, directly or indirectly through convertible or exchangeable securities, options or warrants, will generally dilute the ownership interests of our existing ordinary shareholders, including their relative voting rights and could require substantially more cash to maintain the then existing level, if any, of our dividend payments to our ordinary shareholders, as to which no assurance can be given. Preferred shares, if issued, will generally have a preference on dividend payments, which could prohibit or otherwise reduce our ability to pay dividends to our ordinary shareholders. Our debt will be senior in all respects to our ordinary shareholders, will generally include financial and operating covenants with which we will be required to comply and will include acceleration provisions upon defaults thereunder, including our failure to make any debt service payments, and possibly under other debt.  Because our decision to issue equity securities or incur debt in the future will depend on a variety of factors, including market conditions and other matters that are beyond our control, we cannot predict or estimate the timing, amount or form of our capital raising activities in the future. Such activities could, however, cause the price of our ordinary shares to decline significantly.

ITEM 4. INFORMATION ON THE COMPANY

A.  HISTORY AND DEVELOPMENT OF THE COMPANY

The Company

We are Frontline Ltd., an international shipping company incorporated in Bermuda as an exempted company under the Bermuda Companies Law of 1981 on June 12, 1992 (Company No. EC-17460). On November 30, 2015, the Company and Frontline 2012 completed the Merger in which the Company was the legal aquirer and Frontline 2012 was identified as the accounting acquirer. Frontline 2012 was incorporated in Bermuda on December 12, 2011. Our registered and principal executive offices are located at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda, and our telephone number at that address is +(1) 441 295 6935. Our ordinary shares are currently listed on the New York Stock Exchange, or the NYSE, and the Oslo Stock Exchange, or the OSE, under the symbol of "FRO".

We are engaged primarily in the ownership and operation of oil and product tankers. We operate through subsidiaries and partnerships located in Bermuda, India, the Philippines, Liberia, Norway, the United Kingdom and Singapore. We are also involved in the charter, purchase and sale of vessels.

Formation of Frontline 2012

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

The Merger

On November 30, 2015, pursuant to a Merger Agreement, dated July, 1 2015, between the Company, Frontline Acquisition Ltd., a wholly-owned subsidiary of the Company, and Frontline 2012, the Company completed the Merger with Frontline 2012. The Merger has been accounted for as a business combination using the acquisition method of accounting under the provisions of ASC 805, with Frontline 2012 selected as the accounting acquirer under this guidance. Consequently, the Company's historical financial statements (in all subsequent financial statements that reflect the acquisition) will be those of Frontline 2012. After completion of the Merger and as of December 31, 2015, the Company's fleet consists of 88 vessels, including newbuildings, with an aggregate capacity of approximately 15 million dwt. The Company's operating fleet consists of (i) 24 vessels that it owns (six VLCCs, eight Suezmax tankers and ten product tankers), (ii) 15 vessels that are under capital leases (13 VLCCs and two Suezmax tankers) of which one VLCC was redelivered in February 2016 and was chartered-in for an additional period of 12 months including extension options, (iii) one VLCC that is recorded as an investment in a finance lease, (iv) three vessels chartered-in for periods of 12 months including extension options (one VLCC and two Suezmax tankers), (v) nine vessels that are under our commercial management (two Suezmax tankers and seven product/crude oil tankers), (vi) seven product tankers that are chartered-in on short term time charters with a remaining duration of less than one year with options to extend, and (vii) one VLCC where cost/revenue is split 50/50 with a third party. The Company also has a newbuilding program of 28 vessels, comprised of six VLCCs, eight Suezmax tankers and 14 LR2s.

Avance Gas

On October 2, 2013, Frontline 2012 entered into an agreement with Stolt-Nielsen Limited, a public company incorporated in Bermuda and listed on the OSE and Sungas Holdings Ltd., a private company incorporated in the British Virgin Islands, whereby

Frontline 2012 became a 37.5% shareholder in Avance Gas for a purchase consideration of $70.7 million. Frontline 2012 also provided Avance Gas with a loan of $33.4 million comprising a $10.0 million equity shareholder loan and a $23.4 million debt shareholder loan. In October 2013, Frontline 2012 declared the distribution of a dividend consisting of 12.5% of the capital stock of Avance Gas. All non-U.S. shareholders holding 12,500 shares or more, received one share in Avance Gas for every 124.55 shares they held in Frontline 2012, rounded down to the nearest whole share. All U.S. shareholders holding 12,500 shares or more and all shareholders with less than 12,500 shares and fractional shares were paid in cash. In addition, shareholder loans in the amount of $33.4 million were converted to equity in Avance Gas.

Avance Gas registered on the over-the-counter market in Oslo on October 17, 2013 and completed a private placement of 5,882,352 new shares on November 28, 2013, which generated gross proceeds of approximately $100 million to Avance Gas. Following the dividend distribution, the conversion of shareholder loans to equity and the private placement by Avance Gas, Frontline 2012 owned 6,955,975 shares in Avance Gas at December 31, 2013 representing 22.89% of the total number of shares outstanding.

On April 9, 2014, Avance Gas completed an initial public offering, or IPO, of 4,894,262 new ordinary shares. Also on April 9, 2014, Frontline 2012 sold 2,854,985 shares in Avance Gas and following the sale of shares in Avance Gas, Frontline 2012 owned 4,100,990 shares in Avance Gas at December 31, 2014, representing 11.62% of the total number of shares outstanding.

On March 25, 2015, Frontline 2012 paid a stock dividend consisting of 4.1 million Avance Gas shares. All shareholders holding 60.74 shares or more of Frontline 2012, received one share in Avance Gas for every 60.74 shares they held, rounded down to the nearest whole share. The remaining fractional shares were paid in cash. Frontline 2012 retained 112,715 shares and stopped accounting for the investment as an equity method investment at this time as it no longer had significant influence over Avance Gas.

Golden Ocean

On April 3, 2014, Frontline 2012 and Golden Ocean entered into an agreement pursuant to which Frontline 2012 sold all of the shares of five SPCs, each owning a cash balance and a Capesize newbuilding, to Golden Ocean. On April 23, 2014, the closing date of the transaction, Golden Ocean issued 15.5 million newly issued common shares to Frontline 2012 as consideration and Golden Ocean assumed $150.0 million in remaining newbuilding installments in connection with the SPCs. Frontline 2012 also agreed to continue the performance guarantees given in favor of the yard until the delivery of each newbuilding for no consideration and, Golden Ocean agreed to hold Frontline 2012 harmless against any claim under the performance guarantee after the closing date of the transaction. Golden Ocean also had the right but not the obligation to sell the SPC back to Frontline 2012 if it reached a point whereby the newbuilding contract could be cancelled. All five newbuildings were delivered to Golden Ocean during 2014. Frontline 2012 owned approximately 31.6% of the total shares outstanding in Golden Ocean with a market value of $194.4 million as a consequence of this transaction and commenced equity accounting for this investment.

In April 2014, Frontline 2012 also agreed to sell twenty-five SPCs to Golden Ocean, each owning a fuel efficient dry bulk newbuilding. Thirteen of the SPCs were sold in September 2014 at which time Golden Ocean issued 31.0 million shares to Frontline 2012 and assumed $490.0 million in respect of remaining newbuilding installments. Frontline 2012 owned approximately 58% of the total shares outstanding in Golden Ocean as a consequence of this transaction and accounted for it as a business combination achieved in stages with Frontline 2012 selected as the accounting acquirer.

Frontline 2012 sold the remaining twelve SPCs in March 2015 and received 31.0 million shares as consideration. Golden Ocean assumed $404.0 million in respect of remaining newbuilding installments, net of a cash payment from Frontline 2012 of $108.6 million. Frontline 2012 owned approximately 70% of the total shares outstanding in Golden Ocean as a consequence of this transaction.

On October 7, 2014, Golden Ocean and Golden Ocean Group Limited, or the Former Golden Ocean, entered into an agreement and plan of merger, pursuant to which the two companies agreed to merge, with Golden Ocean as the surviving legal entity. The merger was completed on March 31, 2015, at which time Golden Ocean acquired 100% of the Former Golden Ocean's outstanding shares and the name of Knightsbridge Shipping Limited was changed to Golden Ocean Group Limited. Shareholders in the Former Golden Ocean Group received shares in Golden Ocean as merger consideration. One share in the Former Golden Ocean gave the right to receive 0.13749 shares in Golden Ocean, and Golden Ocean issued a total of 61.4 million shares to shareholders in the Former Golden Ocean as merger consideration. Frontline 2012 de-consolidated Golden Ocean as of March 31, 2015, as its shareholding in Golden Ocean fell to approximately 45% and commenced equity accounting for its investment in Golden Ocean.

In June 2015, Frontline 2012 paid a stock dividend consisting of 75.4 million Golden Ocean shares. All shareholders holding 3.2142 shares or more, received one share in Golden Ocean for every 3.2142 shares held, rounded down to the nearest whole share. The remaining fractional shares were paid in cash. Frontline 2012 held 77.5 million Golden Ocean shares prior to this stock dividend and retained 2.1 million Golden Ocean shares in respect of the treasury shares held by Frontline 2012. This stock dividend triggered discontinued operations presentation of Frontline 2012's results of operations from Golden Ocean.

Vessel Acquisitions, Disposals, Redeliveries and Newbuilding Contracts of the Company and Frontline 2012

The Company

In January 2013, the charterer of the VLCC British Progress (a vessel owned by the Windsor group) gave twelve months' notice of its intention to terminate the bareboat charter for the vessel. The termination was expected to take effect on February 2, 2014 and was subsequently delayed to March 12, 2014 at which time the vessel commenced trading in the spot market.

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

In November 2013, we agreed with Ship Finance to terminate the long term charter parties for the 1998 and 1999 built VLCCs Front Champion and Golden Victory and Ship Finance simultaneously sold the vessels to unrelated third parties. The charter parties were terminated in November 2013 upon the redelivery of the vessels to Ship Finance. We agreed to a compensation payment to Ship Finance of $89.9 million for the early termination of the charter parties, of which $10.9 million was paid upon termination and the balance was recorded as notes payable. The outstanding balance on the notes payable on November 30, 2015 was repaid in December 2015.

In March 2014, a subsidiary of ITCL entered into an agreement to sell the VLCC Ulysses (ex-Phoenix Voyager) to an unrelated third party. The vessel was delivered to the buyer on March 11, 2014. This transaction was cash neutral to the Company as all of the net proceeds were used to repay debt, which was non-recourse to the Company.

In May 2014, the Company took delivery of the Suezmax newbuilding, Front Ull.

In July 2014, the Company agreed with Ship Finance to terminate the long term charter parties for the 1999-built VLCCs Front Commerce, Front Comanche and Front Opalia and Ship Finance simultaneously sold the vessels to unrelated third parties. The charter parties for the Front Commerce, Front Comanche and Front Opalia terminated on November 4, 2014, November 12, 2014, and November 19, 2014, respectively. The Company agreed an aggregate compensation payment to Ship Finance of $58.8 million for the early termination of the charter parties, of which $10.5 million was paid upon termination and the balance was recorded as notes payable. The outstanding balance on the notes payable on November 30, 2015 was repaid in December 2015.

In September 2014, a subsidiary of ITCL agreed to sell the VLCC Ulriken (ex Antares Voyager) to an unrelated third party and the vessel was delivered to the new owners in October 2014. The related debt in the amount of $36.7 million, which was non-recourse to the Company, was repaid in full in January 2015 from the net proceeds and restricted cash.

In January 2015, the Company took delivery of the Suezmax newbuilding, Front Idun.

In August 2015, the Company agreed with Ship Finance to terminate the long term charter for the 1995-built Suezmax tanker Front Glory. Ship Finance has simultaneously sold the vessel to an unrelated third party. The charter with Ship Finance terminated during the third quarter of 2015. The Company received a compensation payment of $2.2 million from Ship Finance.

In September 2015, the Company agreed with Ship Finance to terminate the long term charter for the 1995-built Suezmax tanker Front Splendour. The charter with Ship Finance terminated in October 2015. The Company received a compensation payment of $1.3 million from Ship Finance for the termination of the charter.

In November 2015, the Company agreed with Ship Finance to terminate the long term charter for the 1998-built Suezmax tanker Mindanao. The charter with Ship Finance was terminated during the fourth quarter of 2015. The Company received a compensation payment of $3.3 million from Ship Finance for the termination of the charter. After giving effect to this termination, the vessels on charter from Ship Finance has been reduced to 12 VLCCs and two Suezmax tankers.

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

In November 2015, the Company entered into an agreement to purchase two Suezmax tanker newbuilding contracts from Golden Ocean at a purchase price of $55.7 million per vessel. The transaction was completed in December 2015. The vessels have delivery dates in the first half of 2017.

Frontline 2012

In January 2013, Frontline 2012 cancelled the second of its five VLCC newbuilding contracts (hull J0026) at Jinhaiwan due to the excessive delay compared to the contractual delivery date and demanded payment from Jinhaiwan and the refund guarantee bank in respect of installments paid and accrued interest. The carrying cost of hull J0026 at the time of cancellation of $63.6 million was transferred to a claim receivable.

In April 2013, Frontline 2012 cancelled the third of its five VLCC newbuilding contracts (hull J0027) at Jinhaiwan due to the excessive delay compared to the contractual delivery date and demanded payment from Jinhaiwan and the refund guarantee bank in respect of installments paid and accrued interest. The carrying cost of hull J0027 at the time of cancellation of $23.6 million was transferred to a claim receivable.

In August 2013, Frontline 2012 cancelled the fourth of its five VLCC newbuilding contracts (hull J0028) at Jinhaiwan due to the excessive delay compared to the contractual delivery date and demanded payment from Jinhaiwan in respect of installments paid and accrued interest. This amount includes installments paid by the Company prior to the acquisition by Frontline 2012 in December 2011, at which time the newbuilding contracts were valued at estimated fair value. The carrying cost of hull J0028 at the time of cancellation of $23.5 million was transferred to a short term claim receivable.

In October 2013, Frontline 2012 cancelled its fifth and final VLCC newbuilding contract (hull J0106) at Jinhaiwan due to the excessive delay compared to the contractual delivery date and demanded payment from Jinhaiwan in respect of installments paid and accrued interest. This amount includes installments paid by the Company prior to the acquisition by Frontline 2012 in December 2011, at which time the newbuilding contracts were valued at estimated fair value. The carrying cost of hull J0106 at the time of cancellation of $1.4 million was transferred to a short term claim receivable

On September 9, 2013 and December 4, 2013, Frontline 2012 took delivery of Front Arrow and Front Avon, respectively, the first and second of six fuel efficient MR tanker newbuildings ordered from STX Offshore & Shipbuilding Co. Ltd. in Korea, or STX Korea.

In November 2013, Frontline 2012 entered into an agreement with Avance Gas whereby Avance Gas agreed to acquire eight, fuel efficient 83,000 cbm VLGC newbuildings, for $75.0 million each, from Frontline 2012 immediately following their delivery from the yard. These newbuildings had been ordered by Frontline 2012 from the Jiangnan Changxing Shipyard in China. All eight vessels were completed and delivered to Avance Gas in 2015. Avance Gas paid $139.2 million (being $17.4 million per newbuilding) to Frontline 2012 in January 2014 and the balance of $460.8 million (being $57.6 million per vessel) was paid upon delivery from the yard. At December 31, 2014, the carrying value of the eight VLGC newbuildings agreed to be sold to Avance Gas was $99.9 million.

As of December 31, 2013, Frontline 2012's newbuilding program totaled 62 vessels (including the eight newbuildings sold to Avance Gas) and comprised 20 newbuildings within the crude oil and petroleum product markets, 34 Capesize vessels and eight VLGCs.

In February 2014, a wholly-owned subsidiary of Frontline 2012 signed newbuilding contracts for four 180,000 dwt bulk carriers with expected deliveries between August 2016 and September 2016.

In April 2014, Frontline 2012 entered into an agreement with Golden Ocean, and sold all of the shares of five SPCs, each owning a Capesize newbuilding, in exchange for 15.5 million shares of Golden Ocean. Two of the newbuildings were delivered to Golden Ocean in May 2014 and the remaining newbuildings were delivered in June, July and September 2014. The carrying cost of these newbuilding contracts was $41.6 million and Frontline 2012 recognized a gain on sale on these SPCs of $74.8 million, which was recorded in 'Gain on cancellation and sale of newbuilding contracts' and has been included in 'Net loss from discontinued operations'.

In May 2014, Frontline 2012 cancelled the first of its six MR newbuilding contracts (hull D2171) at STX Dalian due to the excessive delay compared to the contractual delivery date and demanded payment from STX Dalian and the refund guarantee bank in respect of installments paid and accrued interest of $10.8 million. The carrying cost of hull D2171 at the time of cancellation of $9.0 million was transferred to a short term claim receivable and was settled in October 2015.

In July 2014, Frontline 2012 cancelled the second of its six MR newbuilding contracts (hull D2172) at STX Dalian due to the excessive delay compared to the contractual delivery date and demanded payment from STX Dalian and the refund guarantee bank in respect of installments paid and accrued interest. The carrying cost of hull D2172 at the time of cancellation of $8.8 million was transferred to a claim receivable and was settled in September 2014.

In September 2014, Frontline 2012 cancelled the third of its six MR newbuilding contracts (hull D2173) at STX Dalian due to the excessive delay compared to the contractual delivery date and demanded payment from STX Dalian and the refund guarantee bank in respect of installments paid and accrued interest of $11.0 million. The carrying cost of hull D2173 at the time of cancellation of $9.1 million was transferred to a claim receivable and was settled in October 2014.

In December 2014, Frontline 2012 cancelled the fourth of its six MR newbuilding contracts (hull D2174) at STX Dalian due to the excessive delay compared to the contractual delivery date and demanded payment from $7.5 million in respect of installments paid and accrued interest from STX Dalian and the refund guarantee bank. The carrying cost of hull D2174 at the time of cancellation of $5.8 million was transferred to a short term claim receivable and was settled in January 2015.

In January 2014, Frontline 2012 took delivery of Front Dee and Front Clyde and in February and March 2014, took delivery of Front Esk and Front Mersey, respectively, the remaining four fuel efficient MR tanker newbuildings ordered from STX Korea. In September 2014, Frontline 2012 took delivery of Front Lion the first of fourteen fuel efficient LR2 tanker newbuildings ordered from Guangzhou Longxe Shipbuilding Co. Ltd.

In September and December 2014, a wholly-owned subsidiary of Frontline 2012 signed newbuilding contracts for four and two Suezmax carriers, respectively, with expected deliveries between September 2016 and March 2017.

At December 31, 2014, Frontline 2012 had four Capesize newbuilding contracts with STX Dalian and four Capesize newbuilding contracts with STX Korea, which had been sub-contracted to STX Dalian. No installments have been paid in respect of these newbuilding contracts and there has been no activity at STX Dalian in respect of these contracts. At December 31, 2014, Frontline 2012 also had two MR newbuilding contracts with STX Dalian (hulls D2175 and D2176), which had an aggregate carrying value of $11.6 million at that date.

As of December 31, 2014, Frontline 2012's newbuilding program, excluding newbuildings agreed to be sold and newbuilding contracts with STX Dalian and STX Korea, comprised 13 LR2 tanker newbuildings and six Suezmax tanker newbuildings.

In January 2015, Frontline 2012 signed newbuilding contracts for two VLCCs with expected deliveries between February and May 2017.

Frontline 2012 took delivery of the second and third LR2 tanker newbuildings, Front Panther and Front Puma, in January 2015 and March 2015, respectively.

In April 2015, Frontline 2012 signed newbuilding contracts for two LR2s with expected deliveries between May and August 2017.

In June 2015, Frontline 2012 took delivery of the fourth LR2 tanker newbuilding, Front Tiger.

In June 2015, Frontline 2012 cancelled the final two MR newbuilding contracts (hulls D2175 and D2176) at STX Dalian due to the excessive delay compared to the contractual delivery date and demanded payment of installments paid and accrued interest from STX Dalian and the refund guarantee bank. The carrying cost of hull D2175 and D2176 at the time of cancellation was $5.8 million per newbuilding, which was transferred to other receivables and settled in August 2015.

In June 2015, Frontline 2012 signed newbuilding contracts for two VLCCs with expected deliveries between March and June 2017.

In July 2015, Frontline 2012 signed newbuilding contracts for two LR2 tankers with expected deliveries in July and August 2017.

In September 2015, Frontline 2012 signed newbuilding contracts for two VLCCs with expected deliveries between July and October 2017.

In November 2015, the Company entered into an agreement to purchase two Suezmax tanker newbuilding contracts from Golden Ocean at a purchase price of $55.7 million per vessel. The transaction was completed in December 2015. The vessels have delivery dates in the first half of 2017. The contracts were acquired as a result of the Merger and were valued at $16.5 million being the excess of the estimated fair value of the contracts less the purchase price.

As of December 31, 2015 and since the completion of the Merger, the Company has a newbuilding program of 28 vessels, comprised of six VLCCs, eight Suezmax tankers and 14 LR2s.

B.  BUSINESS OVERVIEW

As of December 31, 2015, our fleet consists of 88 vessels, including newbuildings, with an aggregate capacity of approximately 15 million dwt. Our operating fleet consists of (i) 24 vessels that we owns (six VLCCs, eight Suezmax tankers and ten product tankers), (ii) 15 vessels that are under capital leases (13 VLCCs and two Suezmax tankers) of which one VLCC was redelivered in February 2016 and was chartered-in for an additional period of 12 months including extension options, (iii) one VLCC that is recorded as an investment in a finance lease, (iv) three vessels chartered-in for periods of 12 months including extension options (one VLCC and two Suezmax tankers), (v) nine vessels that are under our commercial management (two Suezmax tankers and seven product/crude oil tankers), (vi) seven product tankers that are chartered-in on short term time charters with a remaining duration of less than one year with options to extend, and (vii) one VLCC where cost/revenue is split 50/50 with a third party. We also have a newbuilding program of 28 vessels, comprised of six VLCCs, eight Suezmax tankers and 14 LR2s.

Subsequent to December 31, 2015, we have taken delivery of four of the LR2 newbuildings.

Our vessels operate worldwide and therefore management does not evaluate performance by geographical region as this information is not meaningful.

We own various vessel owning and operating subsidiaries. Our operations take place substantially outside of the United States. Our subsidiaries, therefore, own and operate vessels that may be affected by changes in foreign governments and other economic and political conditions. We are engaged in transporting crude oil and its related refined petroleum products and our vessels operate in the spot and time charter markets. Our VLCCs are specifically designed for the transportation of crude oil and, due to their size, are primarily used to transport crude oil from the Middle East Gulf to the Far East, Northern Europe, the Caribbean and the Louisiana Offshore Oil Port, or LOOP. Our Suezmax tankers are similarly designed for worldwide trading, but the trade for these vessels is mainly in the Atlantic Basin, Middle East and Southeast Asia.

In October 2014, the Company formed VLCC Chartering Ltd., or VLCC Chartering, a 50/50 joint venture company with Tankers International LLC, or TI, to (i) create a larger fleet with more flexibility and more options for cargo owners and a single point of contact to access these benefits, (ii) reduce voyage related expenses and thereby improve the net earnings of the VLCCs operated by both owning companies through optimization of voyages, and (iii) reduce carbon emissions as a direct consequence of using less fuel for cargo movements through fleet optimization. VLCC Chartering will serve as manager for our VLCCs and the VLCC fleet of TI.

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

The tanker industry is highly cyclical, experiencing volatility in profitability, vessel values and freight rates. Freight rates are strongly influenced by the supply of tanker vessels and the demand for oil transportation. Refer to Item 5, "Operating and Financial Review and Prospects-Overview" for a discussion of the tanker market in 2014 and 2015.

Similar to structures commonly used by other shipping companies, our vessels are all owned by, or chartered to, separate subsidiaries or associated companies. Frontline Management AS and Frontline Management (Bermuda) Limited, both wholly-owned subsidiaries, which we refer to collectively as Frontline Management, support us in the implementation of our decisions. Frontline Management is responsible for the commercial management of our ship owning subsidiaries, including chartering and insurance. Each of our vessels is registered under the Bahamas, Liberian, Marshall Islands Maltese, Hong Kong or Panama flag.

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

Strategy

Our principal focus is the transportation of crude oil and its related refined petroleum cargoes for major oil companies and major oil trading companies. We seek to optimize our income and adjust our exposure through actively pursuing charter opportunities whether through time charters, bareboat charters, sale and leasebacks, straight sales and purchases of vessels, newbuilding contracts and acquisitions.

We presently operate VLCCs and Suezmax tankers in the crude oil tanker market and MR and LR2 tankers in the refined product market. Our preferred strategy is to have some fixed charter income coverage for our fleet, predominantly through time charters, and trade the balance of the fleet on the spot market. We focus on minimizing time spent on ballast by "cross trading" our vessels, typically with voyages loading in the Middle East Gulf discharging in Northern Europe, followed by a trans-Atlantic voyage to the U.S. Gulf of Mexico and, finally, a voyage from either the Caribbean or West Africa to the Far East/Indian Ocean. We believe that operating a certain number of vessels in the spot market, enables us to capitalize on a potentially stronger spot market as well as to serve our main customers on a regular non term basis. We believe that the size of our fleet is important in negotiating terms with our major clients and charterers. We also believe that our large fleet enhances our ability to obtain competitive terms from suppliers, ship repairers and builders and to produce cost savings in chartering and operations.

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

Seasonality

Historically, oil trade and, therefore, charter rates increased in the winter months and eased in the summer months as demand for oil and oil products in the Northern Hemisphere rose in colder weather and fell in warmer weather. The tanker industry, in general, has become less dependent on the seasonal transport of heating oil than a decade ago as new uses for oil and oil products have developed, spreading consumption more evenly over the year. This is most apparent from the higher seasonal demand during the summer months due to energy requirements for air conditioning and motor vehicles.

Customers

Revenues from one customer in the year ended December 31, 2015, accounted for 10% or more of the Company's consolidated revenues in the amount of $71.3 million. Revenues from one customer in the year ended December 31, 2014, accounted for 10% or more of the Company's consolidated revenues in the amount of $41.0 million. Revenues from two customers in the year ended December 31, 2013, accounted for 10% or more of the Company's consolidated revenues in the amounts of $25.5 million and $13.9 million.

Competition

The market for international seaborne crude and oil products transportation services is highly fragmented and competitive. Seaborne oil transportation services are generally provided by two main types of operators: major oil company captive fleets (both private and state-owned) and independent ship-owner fleets. In addition, several owners and operators pool their vessels together on an ongoing basis, and such pools are available to customers to the same extent as independently owned-and-operated fleets. Many major oil companies and other oil trading companies, the primary charterers of the vessels owned or controlled by us, also operate their own vessels and use such vessels not only to transport their own crude oil but also to transport crude oil for third-party charterers in direct competition with independent owners and operators in the tanker charter market. Competition for charters is intense and is based upon price, location, size, age, condition and acceptability of the vessel and its manager. Competition is also affected by the availability of other size vessels to compete in the trades in which the Company engages. Charters are, to a large extent, brokered through international independent brokerage houses that specialize in finding the optimal ship for any particular cargo based on the aforementioned criteria. Brokers may be appointed by the cargo shipper or the ship owner.

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

United States

The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for environmental protection and clean up of oil spills. OPA affects all "owners and operators" whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, imposes liability for clean up and natural resource damage from the release of hazardous substances (other than oil) whether on land or at sea.  OPA and CERCLA both define "owner and operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Accordingly, both OPA and CERCLA impact our operations.

Under OPA, vessel owners and operators are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. OPA contains statutory caps on liability and damages; such caps do not apply to direct clean up costs. Effective November 19, 2015, the USCG adjusted the limits of OPA liability to the greater of $2,200 per gross ton or $18,796,800 per double hull tanker that is greater than 3,000 gross tons (subject to periodic adjustments for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

In October 2015, the Second Circuit Court of Appeals issued a ruling that directed the EPA to redraft the sections of the 2013 VGP that address ballast water. However, the Second Circuit stated that the 2013 VGP will remain in effect until the EPA issues a new VGP. It presently remains unclear how the ballast water requirements set forth by the EPA, the USCG, and IMO BWM Convention, some which are in effect and some which are pending, will co-exist.

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

At the international level, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments in February 2004, or the BWM Convention. The BWM Convention provides for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. To date, the BWM Convention has not yet been ratified but proposals regarding implementation have recently been submitted to the IMO. Many of the implementation dates in the BWM Convention have already passed, so that once the BWM Convention enters into force, the period of installation of mandatory ballast water exchange requirements would be short, with several thousand ships a year needing to install ballast water management systems (BWMS). For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels constructed before the entry into force date “existing vessels” and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force of the convention. Furthermore, in October 2014 the MEPC met and adopted additional resolutions concerning the BWM Convention’s implementations. Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers, and the cost of ballast water treatments may be material. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The United States, for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternative measure, and to comply with certain reporting requirements. Although we do not believe that the costs of such compliance would be material, it is difficult to predict the overall impact of such a requirement on our operations.

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

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from ships are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. The 2015 United Nations Convention on Climate Change Conference in Paris did not result in an agreement that directly limited greenhouse gas emissions from shipping.

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

Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security.  The new Chapter XI-2 became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism.

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

Our protection and indemnity insurance, or P&I insurance, covers third-party liabilities and other related expenses from, among other things, injury or death of crew, passengers and other third parties, claims arising from collisions, damage to cargo and other third-party property and pollution arising from oil or other substances. Our current P&I insurance coverage for pollution is the maximum commercially available amount of $1.0 billion per tanker per incident and is provided by mutual protection and indemnity associations. Each of the vessels currently in our fleet is entered in a protection and indemnity association which is a member of the International Group of Protection and Indemnity Mutual Assurance Associations. The 13 protection and indemnity associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to re-insure each association's liabilities. The pool provides a mechanism for sharing all claims in excess of $10 million up to, currently, $1.0 billion. For the 2016/17 policy year, the International Group has maintained a three layer GXL insurance program, together with an additional Collective Overspill layer, which combine to provide just over $3 billion of commercial reinsurance. As a member of protection and indemnity associations, which are, in turn, members of the International Group, we are subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations and members of the pool of protection and indemnity associations comprising the International Group.

Our hull and machinery insurance covers actual or constructive total loss from covered risks of collision, fire, heavy weather, grounding and engine failure or damages from same. Our war risks insurance covers risks of confiscation, seizure, capture, vandalism, terrorism, sabotage and other war-related risks. Our loss-of-hire insurance covers loss of revenue for not less than $20,000 per day for Suezmax tankers and VLCCs for not less than 180 days resulting from an accident covered by the terms of our hull and machinery insurance for each of our vessels, with a 60 day deductible for all Suezmax tankers and VLCCs. Our LR2 and MR product tankers are insured for not less than $20,000 for 90 days with a deductible of 14 days.

C.  ORGANIZATIONAL STRUCTURE

See Exhibit 8.1 to this Form 20-F for a list of our significant subsidiaries.

D.  PROPERTY, PLANTS AND EQUIPMENT

The Company's Vessels

The following table sets forth certain information regarding the fleet that we operated as of December 31, 2015:

Vessel	Built	Approximate Dwt.	Flag	Type of Employment
Tonnage Owned
VLCCs
Front Kathrine	2009	297,000	MI	Spot market
Front Queen	2009	297,000	MI	Spot market
Front Eminence	2009	321,300	MI	Spot market
Front Endurance	2009	321,300	MI	Spot market
Front Cecilie	2010	297,000	HK	Spot market
Front Signe	2010	297,000	HK	Spot market

Suezmax Tankers
Front Ull	2014	156,000	MI	Spot market
Front Idun	2015	156,000	MI	Spot market
Front Thor (1)	2010	156,000	MI	Index related time charter
Front Loki (1)	2010	156,000	MI	Index related time charter
Front Odin (2)	2010	156,000	MI	Time charter
Front Njord	2010	156,000	HK	Spot market
Front Balder (3)	2009	156,000	MI	Time charter
Front Brage (3)	2011	156,000	MI	Time charter

LR2 Tankers
Front Lion (4)	2014	115,000	MI	Time charter
Front Puma (5)	2015	115,000	MI	Time charter
Front Panther (5)	2015	115,000	MI	Time charter
Front Tiger (6)	2015	115,000	MI	Time charter

MR Tankers
Front Arrow	2013	50,000	MI	Spot market
Front Avon	2013	50,000	MI	Spot market
Front Clyde	2014	50,000	MI	Spot market
Front Dee	2014	50,000	MI	Spot market
Front Esk	2014	50,000	MI	Spot market
Front Mersey	2014	50,000	MI	Spot market

Tonnage Chartered in from Ship Finance
VLCCs
Front Vanguard (7)	1998	300,000	MI	Time charter
Front Century (7)	1998	311,000	MI	Time charter
Front Circassia (7)	1999	306,000	MI	Time charter
Front Scilla	2000	303,000	MI	Spot market
Front Ariake	2001	299,000	BA	Spot market
Front Serenade	2002	299,000	LIB	Spot market
Front Stratus	2002	299,000	LIB	Spot market
Front Hakata	2002	298,000	BA	Spot market
Front Falcon	2002	309,000	BA	Spot market
Front Page	2002	299,000	LIB	Spot market
Front Force	2004	305,000	MI	Time charter
Front Energy	2004	305,000	MI	Spot market

Suezmax Tankers
Front Ardenne (8)	1997	150,000	MI	Time charter
Front Brabant (9)	1998	150,000	MI	Time charter

Tonnage chartered in from third parties
VLCCs
Front Tina	2000	299,000	LIB	Spot market
Front Commodore	2000	299,000	LIB	Spot market

Suezmax Tankers
Front Melody	2001	150,000	LIB	Spot market
Front Symphony	2001	150,000	LIB	Spot market

LR2 Tankers
Captain Spiros	2014	114,000	MLT	Time charter
Captain Paris	2014	114,000	MLT	Time charter
Captain John	2014	114,000	MLT	Time charter

MR Tankers
Iron Point	2008	50,000	MLT	Spot market
Maersk Maya	2009	47,500	PAN	Spot market
Gold Point (10)	2011	51,000	MLT	Time charter
Silver Point (11)	2011	51,000	MLT	Time charter

1.	This vessel commenced an index-related time charter in December 2014/January 2015 with earliest possible re-delivery between January and May 2016.

2.	This vessel commenced a time charter in November 2015 with the earliest possible re-delivery in September 2017.

3.	This vessel commenced a time charter in March 2015 with the earliest possible re-delivery in March 2016.

4.	This vessel commenced a time charter in August 2015 with the earliest possible re-delivery in January 2018.

5.	This vessel commenced a time charter in the first quarter of 2015 with the earliest possible re-delivery in the first quarter of 2018.

6.	This vessel commenced a time charter in the first quarter of 2016 with the earliest possible re-delivery in the first quarter of 2018.

7.	This vessel commenced a time charter in the first quarter of 2015 with earliest possible re-delivery in the first quarter of 2016.

8.	This vessel commenced a time charter in September 2015 with earliest possible re-delivery in August 2016.

9.	This vessel commenced a time charter in June 2015 with earliest possible re-delivery in May 2016.

10.	This vessel commenced a time charter in December 2015 with earliest possible re-delivery in December 2016.

11.	This vessel commenced a time charter in November 2015 with earliest possible re-delivery in October 2016.

Our chartered in fleet is contracted to us under leasing arrangements with remaining fixed terms of between two and fourteen years.

Key to Flags:

BA – Bahamas, LIB - Liberia, MI – Marshall Islands, MLT - Malta, HK – Hong Kong, PAN - Panama.

Other than our interests in the vessels described above, we do not own any material physical properties. We lease office space in Hamilton, Bermuda from an unaffiliated third party. Frontline Management AS leases office space, at market rates, in Oslo, Norway from Seatankers Management Norge AS (formerly Bryggegata AS), a company indirectly affiliated with Hemen, our principal shareholder. We also have other leased properties, which are not considered material.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

Overview

The following discussion should be read in conjunction with Item 3, "Selected Financial Data", Item 4, "Information on the Company" and our audited Consolidated Financial Statements and Notes thereto included herein.

As of December 31, 2015, the Company's fleet consists of 88 vessels, including newbuildings, with an aggregate capacity of approximately 15 million dwt. The Company's operating fleet consists of (i) 24 vessels that it owns (six VLCCs, eight Suezmax tankers and ten product tankers), (ii) 15 vessels that are under capital leases (13 VLCCs and two Suezmax tankers) of which one VLCC was redelivered in February 2016 and was chartered-in for an additional period of 12 months including extension options, (iii) one VLCC that is recorded as an investment in a finance lease, (iv) three vessels chartered-in for periods of 12 months including extension options (one VLCC and two Suezmax tankers), (v) nine vessels that are under our commercial management (two Suezmax tankers and seven product/crude oil tankers), (vi) seven product tankers that are chartered-in on short term time charters with a remaining duration of less than one year with options to extend, and (vii) one VLCC where cost/revenue is split 50/50 with a third party. We also have a newbuilding program of 28 vessels, comprised of six VLCCs, eight Suezmax tankers and 14 LR2s.

Subsequent to December 31, 2015, we have taken delivery of four of the LR2 newbuildings.

A full fleet list is provided in Item 4.D. "Information on the Company" showing the vessels that we own, lease and charter-in as of December 31, 2015.

Fleet Changes

Refer to Item 4 for discussion on acquisitions and disposals of vessels. A summary of the changes in the vessels that we own, lease and charter in for the years ended December 31, 2015, 2014 and 2013 is summarized in the table below. The vessel numbers as of December 31, 2014 and 2013 are for Frontline 2012 and the vessels shown as 'Acquired upon the merger with Frontline 2012' in 2015 are those of the Company due to the fact that Frontline 2012 was determined to be the accounting acquirer in the Merger.

	2015	2014	2013
VLCCs
At start of period	6	6	6
Acquired upon the merger with Frontline 2012	12	—	—
Other acquisitions/newbuilding deliveries	—	—	—
Chartered in	2	—	—
At end of period	20	6	6
Suezmax tankers
At start of period	4	4	4
Acquired upon the merger with Frontline 2012	4	—	—
Other acquisitions/newbuilding deliveries	2	—	—
Chartered in	2	—	—
At end of period	12	4	4
LR2 tankers
At start of period	1	—	—
Acquired upon the merger with Frontline 2012	—	—	—
Other acquisitions/newbuilding deliveries	3	1	—
Chartered in	3	—	—
At end of period	7	1	—
MR tankers
At start of period	6	2	—
Acquired upon the merger with Frontline 2012	—	—	—
Other acquisitions/newbuilding deliveries	—	4	2
Chartered in	4	—	—
At end of period	10	6	2
Total
At start of period	17	12	10
Acquired upon the merger with Frontline 2012	16	—	—
Other acquisitions/newbuilding deliveries	5	5	2
Chartered in	11	—	—
At end of period	49	17	12

Summary of Fleet Employment

As discussed below, our vessels are operated under time charters and voyage charters.

	As of December 31,
	2015		2014		2013
	Number of vessels	Percentage of fleet	Number of vessels	Percentage of fleet	Number of vessels	Percentage of fleet
VLCCs
Spot	16	80%	5	83%	6	100%
Time charter	4	20%	1	17%	—	—
Total	20	100%	6	100%	6	100%
Suezmax
Spot	5	42%	2	50%	4	100%
Time charter	5	42%	2	50%	—	—
Index related time charter	2	16%	—	—	—	—
Total	12	100%	4	100%	4	100%
LR2 tankers
Spot	—	—	1	100%	—	—
Time charter	7	100%	—	—	—	—
Total	7	100%	1	100%	—	—
MR tankers
Spot	8	80%	6	100%	2	100%
Time charter	2	20%	—	—	—	—
Total	10	100%	6	100%	2	100%
Total fleet
Spot	29	59%	14	82%	12	100%
Index related time charter	2	4%	—	—	—	—
Time charter	18	37%	3	18%	—	—
Total	49	100%	17	100%	12	100%

Market Overview and Trend Information

The average rate for VLCCs trading on a standard 'TD3' voyage between the Middle East and Japan in the fourth quarter of 2015 was WS 74, or a daily TCE rate of $86,843. The average rate for a Suezmax trading on a standard 'TD20' voyage between West Africa and Rotterdam in the third quarter of 2015 was WS 83, or a TCE rate of $44,493. For the LR2 products market the average of a standard ‘TC1’ Voyage between the Middle East and Japan was WS 79, or a TCE rate of $20,940. In the western hemisphere the average a standard ‘TC2’ voyage on an MR product tanker was WS 108 or a TCE rate of $14,446.

The VLCC fleet totalled 651 vessels at the end of the fourth quarter of 2015 and the Suezmax fleet totalled 451 vessels. The LR2 product tanker fleet totalled 254 vessels and there were 741 MR tankers above 47,000 dwt at the end of the fourth quarter of 2015.

Bunkers at Fujairah averaged $213 per metric ton in the fourth quarter of 2015 compared to $447 per metric ton in the third quarter of 2015.

The International Energy Agency's, or the IEA, February 2016 report stated an OPEC crude production of 32.33 million barrels per day (mb/d) in the fourth quarter of 2015. This was down 0.8 mb/d from the third quarter of 2015.

The IEA estimates that world oil demand averaged 94.83 mb/d in the fourth quarter of 2015, which is an decrease of 0.55 mb/d compared to the previous quarter. IEA estimates that world oil demand in 2016 will be 95.57 mb/d, representing an increase of 1.24 percent or 1.2 mb/d from 2015.

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

These policies may need to be revised in the future in the event that changes to our business occur.

Business Combinations and Impairment of Goodwill

We allocate the cost of acquired companies to the identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Certain intangible assets, such as time-charter contracts, are being amortized over time. Our future operating performance will be affected by the amortization of intangible assets and potential impairment charges related to goodwill or intangible assets. Accordingly, the allocation of the purchase price to intangible assets and goodwill may significantly affect our future operating results. Goodwill is not amortized, but reviewed for impairment annually, or more frequently if impairment indicators arise. Impairment of goodwill in excess of amounts allocable to identifiable assets and liabilities is determined using a two-step approach, initially based on a comparison of the fair value of the reporting unit to the book value of its net assets; if the fair value of the reporting unit is lower than the book value of its net assets, then the second step compares the implied fair value of the Company's goodwill with its carrying value to measure the amount of the impairment. The Company has one reporting unit for the purpose of assessing potential goodwill impairment. The process of evaluating the potential impairment of goodwill and intangible assets is highly subjective and requires significant judgment at many points during the analysis. During March 2016, our shares have been trading at a lower price than the price as of November 30, 2015, being the completion date of the Merger, and the price as of December 31, 2015. The current trading price of our shares has resulted in a market capitalization, which is close to our book value of net assets. A reduction in our share price may lead to a change in circumstances that indicates it is more likely than not that the fair value of the reporting unit to which the goodwill was assigned in connection with the Merger is less than the carrying value, and if so, could trigger a need to evaluate goodwill for impairment.

The allocation of the purchase price of acquired companies requires management to make significant estimates and assumptions, including estimates of future revenues earned by vessels held under capital lease and the operating costs (including dry docking costs) of those vessels, the appropriate discount rate to value these cash flows. In developing estimates of future cash flows, we must make assumptions about future performance, with significant assumptions being related to charter rates, ship operating expenses, utilization and drydocking requirements. These assumptions are based on historical trends as well as future expectations. Specifically, in estimating future charter rates, management takes into consideration the rates being earned at the time and estimated daily time charter equivalent rates for each vessel for the unfixed days over the remaining terms of the leases. The estimated daily time charter equivalent rates used for unfixed days are based on a combination of (i) time charter forecasts, and (ii) internally developed forecasts. Recognizing that the transportation of crude oil is cyclical and subject to significant volatility based on factors beyond the Company's control, management believes the use of estimates based on internal forecast rates to be reasonable. Estimated outflows for operating expenses and drydocking requirements are based on historical and budgeted costs. Operating costs have not been adjusted for inflation as management do not believe that inflation will occur over the remaining terms of the leases. Finally, utilization is based on historical levels achieved.

We acquired nineteen vessels under capital lease upon the Merger, fifteen of which are leased from Ship Finance (one lease was terminated in December 2015) and require daily hire payments to Ship Finance of $20,000 and $15,000 for VLCCs and Suezmaxes, respectively, and a profit share payment (contingent rental expense) of 50% above the daily hire rates. As of December 31, 2015, we have recorded total obligations under these capital leases of $536.4 million of which $309.9 million is in respect of the minimum contractual payments and $226.5 million is in respect of contingent rental expense.

The more significant factors that could impact management's assumptions regarding time charter equivalent rates include (i) loss or reduction in business from significant customers, (ii) unanticipated changes in demand for transportation of crude oil and dry bulk cargoes, (iii) changes in production of or demand for oil, generally or in particular regions, (iv) greater than anticipated levels of tanker newbuilding orders or lower than anticipated levels of tanker scrappings, and (v) changes in rules and regulations applicable to the tanker industry, including legislation adopted by international organizations such as IMO and the EU or by individual countries. Although management believes that its assumptions are reasonable and appropriate at the time they were made, such assumptions are highly subjective and likely to change, possibly materially, in the future.

Revenue and expense recognition

Revenues and expenses are recognized on the accruals basis. Revenues are generated from voyage charters, time charters and a finance lease. Voyage revenues are recognized ratably over the estimated length of each voyage and, therefore, are allocated between reporting periods based on the relative transit time in each period. Voyage expenses are recognized as incurred. Probable losses on voyages are provided for in full at the time such losses can be estimated. Time charter revenues are recorded over the term of the charter as a service is provided. When the time charter is based on an index, the Company recognizes revenue when the index has been determined. The Company uses a discharge-to-discharge basis in determining percentage of completion for all spot voyages and voyages servicing contracts of affreightment whereby it recognizes revenue ratably from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. However, the Company does not recognize revenue if a charter has not been contractually committed to by a customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

Revenues and voyage expenses of the vessels operating in pool arrangements are pooled and the resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula on the basis of the number of days a vessel operates in the pool. The pool participants are responsible for paying voyage expenses. Adjustments between the pool participants are settled on a quarterly basis. Pool revenues are reported as voyage charter revenues for all periods presented.

Rental payments from the Company's sales-type lease are allocated between lease service revenue, lease interest income and repayment of net investment in leases. The amount allocated to lease service revenue is based on the estimated fair value, at the time of entering the lease agreement, of the services provided which consist of ship management and operating services.

Vessels and equipment

The cost of the vessels less estimated residual value is depreciated on a straight-line basis over the vessels' estimated remaining economic useful lives. The estimated economic useful life of the Company's vessels is 25 years. Other equipment is depreciated over its estimated remaining useful life, which approximates five years. The residual value for owned vessels is calculated by multiplying the lightweight tonnage of the vessel by the market price of scrap per tonne. The market price of scrap per tonne is calculated as the 10 year average, up to the date of delivery of the vessel, across the three main recycling markets (Far East, Indian sub-continent and Bangladesh). Residual values are reviewed annually.

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

As of December 31, 2015, we believe the basic charter-free market value for each of our vessels is higher than the vessel's carrying value.

Impairment of Securities

We regularly review our marketable securities for impairment. For equity securities that we do not intend to sell and it is not more likely than not that we will be required to sell the security before recovery of our carrying value, we evaluate qualitative criteria to determine whether an other-than-temporary impairment exists, such as the financial health of and specific prospects for the company and the industry sector in which it operates, the length of time and magnitude of the amount of the unrealized loss position.

Factors Affecting our Results

The principal factors which affect the results of our continuing operations and financial position include:

•	the earnings of our vessels;

•	gains from the cancellation and sale of newbuilding contracts;

•	vessel operating expenses;

•	administrative expenses;

•	depreciation;

•	interest expense;

•	share of results from associated company and gain on equity interest.

We have derived our earnings from time charters, voyage charters, pool arrangements and a finance lease. As of December 31, 2015, 31 of our 49 vessels, which are owned or leased in by us, were employed in the voyage charter market. The tanker industry has historically been highly cyclical, experiencing volatility in profitability, vessel values and freight rates. In particular, freight and charter rates are strongly influenced by the supply of tanker vessels and the demand for oil transportation services.

Gains from the cancellation and sale of newbuilding contracts relate to gains arising on (i) the cancellation of newbuilding contracts, which are considered to be contingent gains, and are recognized when the gain is virtually certain which is generally on a cash basis, and (ii) the sale of newbuilding contracts, which are recognized when we are reasonably assured that substantially all of the risks of the newbuilding contract have been transferred.

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

Share of results from associated company and gain on equity interest relates to Frontline 2012's investment in Avance Gas.

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

Interest expense relates to vessel specific debt facilities and capital leases. Interest expense depends on our overall borrowing levels and may significantly increase when we acquire vessels or on the delivery of newbuildings. Interest incurred during the construction of a newbuilding is capitalized in the cost of the newbuilding. Interest expense may also change with prevailing interest rates, although the effect of these changes may be reduced by interest rate swaps or other derivative instruments.

Lack of Historical Operating Data for Vessels before their Acquisition (other than those acquired in a Business Combination)

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

Year ended December 31, 2015 compared with the year ended December 31, 2014

Total operating revenues and voyage expenses and commission

			Change
(in thousands of $)	2015	2014	$	%
Voyage charter revenues	331,388	202,283	129,105	63.8
Time charter revenues	121,091	37,928	83,163	219.3
Finance lease interest income	577	—	577	100.0
Other income	5,878	1,615	4,263	264.0
Total operating revenues	458,934	241,826	217,108	89.8

Voyage expenses and commissions	109,706	103,708	5,998	5.8

Voyage charter revenues increased in 2015 as compared to 2014 primarily due to:

•	an increase of $40.0 million due to Frontline 2012 chartering in five MR tankers in March, April, May and July 2015, one of which was redelivered to owners in December 2015,

•	an increase of $31.7 million due to five Suezmax tankers and ten VLCCs acquired upon the Merger,

•	an increase of $21.1 million due to the delivery of three LR2 tankers in January 2014, March 2015 and June 2015, two of which commenced time charters in February and August 2015,

•	an increase of $20.2 million due to an increase in market rates,

•	an increase of $19.4 million due to the delivery of four MR tankers onto voyage charters (in January, March, April and June 2014) and one VLCC onto voyage charter in January 2014,

•	an increase of $0.8 million due to a decrease in off-hire and commercial waiting time.

These factors were partially offset by a decrease of $4.1 million due to the delivery of one MR tanker onto time charter in April 2015.

Time charter revenues increased in 2015 as compared to 2014 primarily due to:

•	an increase of $23.9 million due to three LR2 tankers chartered-in in January 2015 on existing time charters,

•	an increase of $17.8 million due to the purchase of two Suezmax tankers in March 2015,

•	an increase of $12.5 million due to the transfer of two LR2 tankers from spot trade,

•	an increase of $10.1 million due to an increase in market rates on index linked time charters in relation to two Suezmax tankers,

•	an increase of $9.4 million due to two Suezmax tankers and five VLCCs acquired upon the Merger trading on time charters,

•	an increase of $7.3 million due to the delivery of one LR2 tanker directly from the yard onto time charter, and

•	an increase of $7.0 million due to the delivery of three MR tanker onto time charter in April, November and December 2015,

These factors were partially offset by a decrease of $4.5 million due to the delivery of four MR tankers onto voyage charters (in January, March, April and June 2014) and one VLCC onto voyage charter in January 2014.

The finance lease interest income in 2015 relates to the investment in finance lease that was acquired upon the Merger.

The increase in other income in 2015 as compared to 2014 is primarily due to the effect of the Merger and the income earned from the commercial management of related party and third party vessels and newbuilding supervision fees derived from related parties and third parties.

Voyage expenses and commissions increased in 2015 as compared to 2014 primarily due to:

•	an increase of $14.0 million due to Frontline 2012 chartering in five MR tankers between March and July 2015, one of which was redelivered to owners in December 2015,

•	an increase of $7.8 million due to the delivery of four LR2 tanker newbuildings between September 2014 and June 2015,

•	an increase of $7.7 million due to seven Suezmax tankers and fourteen VLCCs acquired upon the Merger,

•
an increase of $1.0 million due to the reduction in off-hire and waiting days, an increase in consumption due to an increase in vessel speed, plus additional commissions as a result of higher charter rates, and

•	an increase of $0.7 million due to the purchase of two secondhand Suezmax tankers in March 2015

These factors were partially offset by a decrease of $25.8 million primarily due to lower bunker prices.

Gain on cancellation and sale of newbuildings

			Change
(in thousands of $)	2015	2014	$	%
Gain on cancellation of newbuilding contracts	30,756	68,989	(38,233)	(55.4)
Gain on sale of newbuilding contracts	78,167	—	78,167	100.0
	108,923	68,989	39,934	57.9

The gain on cancellation of newbuilding contracts in 2014 comprises gains (i) $35.9 million in connection with the cancellation of hull J0025 at Jinhaiwan, (ii) $28.9 million in connection with the cancellation of hull J0028 at Jinhaiwan, (iii) $2.2 million in connection with the cancellation of hull D2172 at STX Dalian, and (iv) $2.0 million in connection with the cancellation of hull D2173 at STX Dalian. See note 10 to the Consolidated Financial Statements.

The gain on cancellation of newbuilding contracts in 2015 comprises gains (i) $1.7 million in connection with the cancellation of hull D-2174 at STX Dalian, (ii) $23.2 million in connection with the cancellation of hull J0106 at Jinhaiwan, (iii) $3.0 million following the cancellations of hull D-2175 and D-2176 at STX Dalian, and (iv) $2.8 million in connection with the cancellation of hull D-2171 at STX Dalian. See note 10 to the Consolidated Financial Statements.

The gain on sale of newbuilding contracts in 2015 is attributable to the sale of eight VLGC newbuildings to Avance Gas.

Ship operating expenses

			Change
(in thousands of $)	2015	2014	$	%
Ship operating expenses	64,357	49,607	14,750	29.7

Ship operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, dry dockings, lubricating oils and insurance.

Ship operating costs increased in 2015 as compared to 2014 primarily due to:

•	an increase of $7.2 million due to the delivery of four LR2 newbuildings between September 2014 and June 2015,

•	an increase of $5.1 million due to 14 VLCCs and seven Suezmax tankers acquired upon the Merger,

•	an increase of $4.9 million due to the purchase of two secondhand Suezmax tankers in March 2015, and

•	an increase of $0.7 million due to the delivery of four MR tankers between January and March 2014.

These factors were partially offset by a $1.6 million decrease in dry docking expenses (while five vessels were dry docked in each of 2014 and 2015) and a general decrease in other operating expenses of $1.5 million.

Charter hire expenses

			Change
(in thousands of $)	2015	2014	$	%
Charter hire expense	43,387	—	43,387	100.0

Charter hire expense in 2015 comprises (i) $23.5 million relating to three LR2 tankers chartered-in in January 2015, (ii) $9.3 million relating to two MR tankers chartered-in in March 2015, and (iii) $10.6 million relating to three MR tankers chartered-in in April, May and July 2015.

Administrative expenses

			Change
(in thousands of $)	2015	2014	$	%
Administrative expenses	10,582	4,943	5,639	114.1

Administrative expenses increased in 2015 as compared to 2014 primarily due to legal and professional fees incurred in connection with the Merger and the subsequent impact of the combined company for one month.

Depreciation

			Change
(in thousands of $)	2015	2014	$	%
Depreciation	52,607	31,845	20,762	65.2

Depreciation expense increased in 2015 as compared to 2014 primarily due to:

•	An increase of $12.4 million due to an additional seven Suezmax tankers and 14 VLCCs acquired upon the Merger,

•	An increase of $4.5 million due to the delivery of four LR2 tanker newbuildings between September 2014 and June 2015.

•	An increase of $3.2 million due to the delivery of two Suezmax tankers in March 2015.

•	An increase of $0.4 million due to the delivery of four MR tanker newbuildings between January 2014 and March 2014.

•	An increase of $0.3 million due to the capitalization of additional de-rating costs on four Suezmax tankers.

Interest income

			Change
(in thousands of $)	2015	2014	$	%
Interest income	47	118	(71)	(60.2)

Interest income 2015 and 2014 relates solely to interest received on bank deposits.

Interest expense

			Change
(in thousands of $)	2015	2014	$	%
Interest expense	(17,621)	(7,421)	(10,200)	(137.4)

Interest expense increased in 2015 as compared to 2014 primarily due to:

•	An increase of $4.1 million due to the reduction in the capitalization of newbuilding loan interest expense,

•	An increase of $3.6 million as a result of additional borrowings in 2015,

•	An increase of $3.4 million due to two Suezmax tankers and twelve VLCCs held under capital leases that were acquired upon the Merger,

•	An increase of $0.7 million due to the accelerated amortization of the remaining deferred charges on various of the Companies term loan facilities, which were refinanced during December 2015,

•
An increase of $0.5 million as a result of the interest charged on the notes payable to Ship Finance, which were issued following the early termination of the leases on the Front Comanche, Front Commerce, Front Opalia, Golden Victory and Front Champion

•	An increase of $0.3 million on the amortization of deferred charges primarily as a result of the upsize in the $136.5 million loan facility to $466.5 million.

•	An increase of $0.3 million on loan interest expense and amortization of deferred charges as a result of the Merger.

These factors were partially offset by:

•	A decrease of $0.4 million due to the cancellation of the newbuilding contract J0025 and associated debt, and

•	A decrease of $2.3 million due to the quarterly repayments made on the Company’s various loan facilities.

Gain on sale of shares

			Change
(in thousands of $)	2015	2014	$	%
Gain on sale of shares	—	16,850	(16,850)	(100.0)

The gain on sale of shares resulted from the disposal of 2,854,985 Avance Gas shares in April 2014.

Share of results from associated company and gain on equity interest

			Change
(in thousands of $)	2015	2014	$	%
Share of results of associated company and gain on equity interest	2,727	16,064	(13,337)	(83.0)

In 2015, Frontline 2012 recognized earnings of $2.7 million from its investment in Avance Gas up to the date of its stock dividend of Avance Gas shares in March 2015, at which time Frontline 2012 stopped accounting for the investment as an equity method investment as it no longer had significant influence over Avance Gas.

In 2014, Frontline 2012 recognized earnings of $10.1 million from its investment in Avance Gas and a gain of $5.9 million on dilution of its ownership in Avance Gas following a private placement in April 2014, in which Frontline 2012 did not participate.

Impairment loss on shares

			Change
(in thousands of $)	2015	2014	$	%
Impairment loss on shares	(10,507)	—	(10,507)	(100.0)

The impairment loss on shares in 2015 relates to the shares held in Golden Ocean.

A loss of $1.1 million was incurred in the period from March 31, 2015 (being the date of de-consolidation of Golden Ocean) to June 26, 2015 (being the date of Frontline 2012's stock dividend of Golden Ocean shares). A total loss of $41.7 million was incurred in this period, of which $1.1 million was allocated to continuing operations and $40.6 million was allocated to discontinued operations based on the number of Golden Ocean shares that were dividended and retained.

A loss of $9.4 million was incurred as a result of (i) the mark to market loss on the Golden Ocean shares held by Frontline 2012 in the period from June 26 through December 31, 2015, and (ii) the mark to market loss on the Golden Ocean shares that were acquired upon the Merger. An impairment loss was recorded in both cases as it was determined that the loss was other than temporary in view of the significant fall in rates in the Baltic Dry Index.

Other income (expenses)

			Change
(in thousands of $)	2015	2014	$	%
Foreign currency exchange losses	134	18	116	644.4
Mark to market loss on derivatives	(6,782)	(8,779)	1,997	22.7
Other non-operating income (expenses), net	320	(148)	468	(316.2)

The mark to market loss on derivatives in 2015 and 2014 primarily relates to interest rate swap agreements. The loss in 2015 also includes a loss of $2.3 million on bunker swap agreements that were acquired upon the Merger.

Increase in other non-operating income in the 2015 compared to 2014 relates to an increase in dividends received from Ship Finance and Avance Gas.

Net loss from discontinued operations

			Change
(in thousands of $)	2015	2014	$	%
Net loss from discontinued operations	(131,006)	(51,159)	(79,847)	(156.1)

The loss from discontinued operations in 2015 and 2014 relates to the operations of Golden Ocean. In June 2015, Frontline 2012 paid a stock dividend consisting of 75.4 million Golden Ocean shares. This stock dividend was deemed to trigger discontinued operations presentation of the results of Golden Ocean as it represented a strategic shift that had a major effect on Frontline 2012's financial and operational results. The results of operations and balance sheet of Golden Ocean were included within the dry bulk segment in prior periods.

The loss in 2015 primarily relates to (i) a $62.5 million impairment loss on five vessels owned by Golden Ocean, (ii) a $40.6 million impairment loss on the shares held in Golden Ocean, (iii) a $14.9 million share of Golden Ocean's losses between March 31, 2015, being the date of de-consolidation of Golden Ocean and June 26, 2015 being the date of the stock dividend, and (iv) a net loss of $13.2 million for Golden Ocean in the period it was consolidated between January 1 and March 31, 2015.

The loss in 2014 primarily relates to (i) a $149.5 million goodwill impairment loss following Frontline 2012's impairment assessment at December 31, 2014, which was triggered by the significant fall in rates per the Baltic Dry Index and the significant fall in Golden Ocean's share price in the fourth quarter, and (ii) $1.0 million of operating losses of Golden Ocean, net of finance costs, in the period it was consolidated between September and December 2014. These items were partially offset by (i) a $74.8 million gain on sale of newbuilding contracts to Golden Ocean in April 2014, (ii) a gain of $24.4 million arising on the revaluation of the investment in Golden Ocean upon the commencement of consolidation, and (iii) a $0.3 million share of results of Golden Ocean when equity accounted for between April and September 2014.

Net loss attributable to non-controlling interest

			Change
(in thousands of $)	2015	2014	$	%
Net loss attributable to non-controlling interest	30,244	63,214	(32,970)	(52.2)

Net loss attributable to non-controlling interest primarily relates to the non-controlling interest in the results of Golden Ocean.

Year ended December 31, 2014 compared with the year ended December 31, 2013

Total operating revenues and voyage expenses and commission

			Change
(in thousands of $)	2014	2013	$	%
Voyage charter revenues	202,283	94,383	107,900	114.3
Time charter revenues	37,928	39,517	(1,589)	(4.0)
Other income	1,615	—	1,615	100.0
Total operating revenues	241,826	133,900	107,926	80.6

Voyage expenses and commissions	103,708	63,438	40,270	63.5

Time charter revenues decreased in 2014 as compared to 2013 primarily due to;

•	A decrease of $13.1 million due to the redelivery of two VLCCs in January 2014 and December 2013 from short term time charters.

•	A decrease of $1.3 million due to the redelivery of two MR product tankers in January 2014 and November 2013 from short term time charters.

These factors were partially offset by;

•	An increase of $7.4 million due to increased earnings on indexed linked time charters on two Suezmax tankers.

•	An increase of $5.5 million due to the delivery of four newbuilding MR product tankers between January and March 2014, which commenced trading on short term time charters.

Voyage charter revenues increased in 2014 as compared to 2013 primarily due to;

•
An increase of $30.9 million due to the delivery of four newbuilding MR product tankers between January and March 2014, which commenced trading on short term time charters in 2014 and subsequently traded in the spot market.

•	An increase of $30.0 million due to the redelivery of two VLCCs in January 2014 and December 2013 from short term time charters.

•	An increase of $22.2 million, net of a decrease of $4.2 million due to off-hire days, due to an increase in market rates in 2014.

•	An increase of $20.3 million due to the redelivery of two MR product tankers in January 2014 and November 2013 from short term time charters.

•	An increase of $3.3 million due to the delivery of one LR2 product tanker newbuilding, in September 2014, which commenced trading in the spot market.

Other income in 2014 is primarily due to rebates earned for newbuildings.

Voyage expenses and commissions increased in 2014 as compared to 2013 primarily due to:

•	The delivery of six MR product tankers between September 2013 and March 2014 and one LR2 product tanker in September 2014 resulting in an increase of $25.8 million.

•	An increase of $16.2 million due to the redelivery of two VLCCs in January 2014 and December 2013 from short term time charters.

These factors were partially offset by a decrease of $1.7 million primarily due to lower bunker costs.

Gain on cancellation and sale of newbuilding contracts

			Change
(in thousands of $)	2014	2013	$	%
Gain on cancellation and sale of newbuilding contracts	68,989	57,271	11,718	20.5

The gain on cancellation and sale of newbuilding contracts in 2014 comprises gains (i) $35.9 million in connection with the cancellation of hull J0025 at Jinhaiwan, (ii) $28.9 million in connection with the cancellation of hull J0028 at Jinhaiwan, (iii) $2.2 million in connection with the cancellation of hull D2172 at STX Dalian, and (iv) $2.0 million in connection with the cancellation of hull D2173 at STX Dalian.

The gain on cancellation and sale of newbuilding contracts in 2013 comprises gains of $30.3 million and $27.0 million, respectively, in connection with the cancellation of hulls J0026 and J0027, respectively, at Jinhaiwan.

Ship operating expenses

			Change
(in thousands of $)	2014	2013	$	%
Ship operating expenses	49,607	32,983	16,624	50.4

Ship operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, dry dockings, lubricating oils and insurance.

Ship operating expenses increased in 2014 as compared to 2013 primarily due to:

•	a $11.5 million increase due to the delivery of six MR product tankers from the shipyard between September 2013 and January 2014,

•	a $5.9 million increase in dry docking expenses as five vessels were dry docked in 2014 compared to one vessel in 2013, and

•	a $0.7 million increase due to the delivery of one LR2 product tanker from the shipyard in September 2014.

These factors were partially offset by a general decrease in other operating expenses of $1.5 million.

Administrative expenses

			Change
(in thousands of $)	2014	2013	$	%
Administrative expenses	4,943	3,851	1,092	28.4

Administrative expenses increased in 2014 as compared to 2013 primarily due to an increase of $0.7 million due to additional recharges from the Company following the growth of Frontline 2012's fleet in 2014 and an increase of $0.4 million due to an increase in transactional and other related administrative expenses due to the growth of Frontline 2012.

Depreciation

			Change
(in thousands of $)	2014	2013	$	%
Depreciation	31,845	25,144	6,701	26.7

Depreciation expense increased in 2014 as compared to 2013 primarily due to the delivery of six MR product tankers between November 2013 and March 2014, and one LR2 product tanker in November 2014.

Interest income

			Change
(in thousands of $)	2014	2013	$	%
Interest income	118	29	89	306.9

Interest income 2014 and 2013 relates solely to interest received on bank deposits.

Interest expense

			Change
(in thousands of $)	2014	2013	$	%
Interest expense	(7,421)	(12,044)	4,623	(38.4)

Interest expense decreased in 2014 as compared to 2013 primarily due to;

•	A decrease of $5.8 million due to lower levels of debt throughout 2014 as a result of loan repayments.

•
A decrease in the amortization of deferred charges primarily due to the fact that the $5.0 million fee paid to Hemen for its assistance in the financing of the pre- and post-delivery funding requirements for five VLCC newbuilding contracts purchased from the Company was fully amortized in 2013 following the cancellation of the newbuilding contracts. This reduced the amortization charge by $1.4 million in 2014.

•	A decrease of $0.6 million due to increased capitalization of interest on newbuildings.

This was partially offset by a $3.2 million increase as a result of additional financing secured on newly delivered vessels.

Gain on sale of shares

			Change
(in thousands of $)	2014	2013	$	%
Gain on sale of shares	16,850	—	16,850	100.0

The gain on sale of shares resulted from the disposal of 2,854,985 Avance Gas shares in April 2014.

Share of results of associated company and gain on equity interest

			Change
(in thousands of $)	2014	2013	$	%
Share of results of associated company and gain on equity interest	16,064	8,783	7,281	82.9

In 2014, Frontline 2012 recognized earnings of $10.1 million from its investment in Avance Gas and a gain of $5.9 million on dilution of its ownership in Avance Gas following a private placement in April 2014, in which Frontline 2012 did not participate.

In 2013, Frontline 2012 recognized earnings of $2.3 million from its investment in Avance Gas and a gain of $6.5 million on dilution of its ownership in Avance Gas following a private placement in November 2013, in which Frontline 2012 did not participate.

Other income (expenses)

			Change
(in thousands of $)	2014	2013	$	%
Foreign currency exchange gains (losses)	18	(6)	24	400.0
Mark to market (loss) gain on derivatives	(8,779)	7,083	(15,862)	(223.9)
Other non-operating items, net	(148)	(101)	(47)	(46.5)

Mark to market of derivatives relate to a loss on interest rate swap agreements in 2014 of $8.8 million compared to a gain of $7.1 million in 2013.

Other non-operating expenses, net relate primarily to bank fees and other financial expenses.

Net loss from discontinued operations

			Change
(in thousands of $)	2014	2013	$	%
Net loss from discontinued operations	(51,159)	—	(51,159)	(100.0)

Net loss from discontinued operations in 2014 relates to the operations of Golden Ocean, which are classified as discontinued operations following the stock dividend of 75.4 million Golden Ocean shares in June 2015. The loss in 2014 primarily relates to (i) a $149.5 million goodwill impairment loss following Frontline 2012's impairment assessment at December 31, 2014, which was triggered by the significant fall in rates per the Baltic Dry Index and the significant fall in Golden Ocean's share price in the fourth quarter, and (ii) $1.0 million of operating losses of Golden Ocean, net of finance costs, in the period it was consolidated between September and December 2014. These items were partially offset by (i) a $74.8 million gain on sale of newbuilding contracts to Golden Ocean in April 2014, (ii) a gain of $24.4 million arising on the revaluation of the investment in Golden Ocean upon the commencement of consolidation, and (iii) a $0.3 million share of results of Golden Ocean when equity accounted for between April and September 2014.

Net loss attributable to non-controlling interest

			Change
(in thousands of $)	2014	2013	$	%
Net loss attributable to non-controlling interest	63,214	—	63,214	100.0

Net loss attributable to non-controlling interest relates to the non-controlling interest in the results of Golden Ocean.

Recent accounting pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09 - Revenue from Contracts with Customers (“ASU 2014-09”), a comprehensive revenue recognition model that supersedes the current revenue recognition requirements and most industry-specific guidance. The underlying core principle of ASU 2014-09 is that a company should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration it expects to be entitled to in exchange for those goods or services. ASU 2014-09 will be effective for the first interim period within annual reporting periods beginning after December 15, 2017, and allows adoption either under a full retrospective or a modified retrospective approach. Early adoption is permitted, but no earlier than annual reporting periods beginning after December 15, 2016. The Company is currently considering the impact of these amendments on its consolidated financial statements.

In April 2015, the FASB issued ASU 2015-03, which changes the presentation of debt issuance costs in the balance sheet as a direct deduction from the carrying amount of the related debt rather than as an asset. The guidance is effective for interim and annual periods beginning after December 15, 2015, with early adoption permitted, and must be applied on a retrospective basis to all prior periods presented in the financial statements. The amendments in this Update will affect the Company for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The Company had debt issuance costs of $3.2 million at December 31, 2015 (December 31, 2014: $4.8 million), which would be required to be presented as a deduction from the carrying amount of its debt.

In July 2015, the FASB issued ASU 2015-11-Inventory (Topic 330)-Simplifying the Measurement of Inventory, which applies to inventory that is measured using first-in, first-out (FIFO) or average cost. An entity should measure inventory within the scope of this Update at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Subsequent measurement is unchanged for inventory measured using LIFO or the retail inventory method. The amendments in this Update more closely align the measurement of inventory in GAAP with the measurement of inventory in IFRS. The amendments in this Update will affect the Company for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The Company does not expect these amendments to have a significant impact on its consolidated financial statements.

In August 2015, the FASB issued ASU 2015-15 Interest-Imputation of Interest (Subtopic 835-30) Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements. Amendments to SEC Paragraphs Pursuant to Staff Announcement at June 18, 2015. This Update made certain amendments to Subtopic 835-30 concerning Interest-Imputation of Interest and Other Presentation Matters. The amendments in this Update will affect the Company for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The Company does not expect these amendments to have a significant impact on its consolidated financial statements.

In September 2015, the FASB issued ASU 2015-16 Business combinations (Topic 805) - Simplifying the Accounting for Measurement-Period Adjustments. The amendments in the Update require that the acquirer recognize adjustments to provisional amounts recognized in a business combination that are identified during the measurement period in the reporting period in which the adjustment amount is determined. The acquirer is required to also record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. In addition, an entity is required to present separately on the face of the income statement or disclose in the notes to the financial statements the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. The amendments in this Update will affect the Company for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The Company may have measurement-period adjustments following the Merger but is unable to quantify the effect of any such adjustments on its consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01 Financial instruments - Overall (Subtopic 825-10) - Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this Update require all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The amendments in this Update also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition, the amendments in this Update eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities and the requirement for to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public business entities. The amendments in this Update will affect the Company for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The Company is currently considering the impact of these amendments on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02 - Leases (Topic 842). The amendments in this update require that lessees recognize a right-of-use asset and a lease liability for all leases except those that meet the definition of a short-term lease. A dual model was retained for income statement purposes, requiring leases to be classified as either operating or finance. Operating leases will result in straight-line expense (similar to current operating leases) while finance leases will result in a front-loaded expense pattern (similar to current capital leases). The amendments in this Update are effective for the Company for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. The Company is currently considering the impact of these amendments on its consolidated financial statements.

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

Our short-term liquidity requirements relate to payment of operating costs (including drydocking), funding working capital requirements, repayment of debt financing, payment of newbuilding installments, lease payments for our chartered in fleet, contingent rental expense and maintaining cash reserves against fluctuations in operating cash flows. Sources of short-term liquidity include cash balances, short-term investments and receipts from our customers. Revenues from time charters are generally received monthly or fortnightly in advance while revenues from voyage charters are received upon completion of the voyage.

Our medium and long-term liquidity requirements include payment of newbuilding installments, funding the equity portion of investments in new or replacement vessels and repayment of bank loans. Additional sources of funding for our medium and long-term liquidity requirements include new loans, refinancing of existing arrangements, equity issues, public and private debt offerings, vessel sales, sale and leaseback arrangements and asset sales.

Net cash provided by operating activities in 2015 was $207.3 million compared with $58.6 million in 2014. Our reliance on the spot market contributes to fluctuations in cash flows from operating activities as a result of its exposure to highly cyclical tanker rates. Any increase or decrease in the average TCE rates earned by our vessels in periods subsequent to December 31, 2015, compared with the actual TCE rates achieved during 2015, will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities. We estimate actual spot TCE rates for the first quarter of 2016 of approximately $73,100, $36,700, $26,500 and $21,000 for our owned and leased VLCCs, Suezmax tankers, LR2 tankers and MR product tankers, respectively. We estimate that average daily total cash cost break even TCE rates for the remainder of 2016 will be approximately $22,500, $17,600, $15,000 and $13,900 for our owned and leased VLCCs, Suezmax tankers, LR2 tankers and MR product tankers, respectively. These are the daily rates our vessels must earn to cover budgeted operating costs, estimated interest expenses and scheduled loan principal repayments, bareboat hire and corporate overhead costs in 2016. These rates do not take into account capital expenditures and contingent rental expense.

As of December 31, 2015, 2014 and 2013, we had cash and cash equivalents of $264.5 million, $235.8 million and $347.7 million, respectively. As of December 31, 2015, 2014 and 2013, we had restricted cash balances of $0.4 million, $35.8 million and $nil, respectively. In January 2014, Frontline 2012 received $139.2 million from Avance Gas, an equity investee, in connection with the agreed sale of eight VLGC newbuildings to Avance Gas immediately following their delivery to Frontline 2012 from the yard. This receipt was placed in a restricted account to be used for installments to be paid by Frontline 2012, past and future construction supervision costs and it also included a profit element to be transferred to cash and cash equivalents on delivery of each newbuilding. The balance on this account at December 31, 2014 of $35.8 million, was classified as short-term restricted cash as all vessels were expected to be delivered in 2015. Restricted cash does not include cash balances of $40.3 million (2014: $28.1 million), which are required to be maintained by the financial covenants in our loan facilities, or cash balances of $28.0 million (2014: nil), which are required to be maintained by our vessel leasing agreements with Ship Finance, as these amounts are included in Cash and cash equivalents.

In 2012 and 2013, Frontline 2012 cancelled all of its five newbuilding contracts at Jinhaiwan ship yard, which were acquired from the Company in December 2011, and has received an aggregate refund of $321.0 million in respect of installments paid on these five contracts and accrued interest. $144.6 million was received in 2013 and $151.7 was received in 2014 of which, $89.8 million was used to repay debt. $24.7 million was received in 2015. We have no outstanding claims against Jinhaiwan.

Frontline 2012 has cancelled all six of its MR tanker newbuilding contracts at STX Dalian. $22.1 million was received in 2014 in respect of installments paid on two of these contracts and accrued interest and an aggregate refund of $58.8 million was received in 2015 in respect of the remaining four contracts.

In May 2015, the Company and Ship Finance agreed to amendments to the leases on 12 VLCCs and five Suezmax tankers, along with amendments to the charter ancillary agreements and related management agreements. As a result, the daily hire payable to Ship Finance was reduced to $20,000 per day and $15,000 per day for VLCCs and Suezmax tankers, respectively. The fee due from Ship Finance for operating costs was increased from $6,500 per day per vessel to $9,000 per day per vessel. In return, the Company issued 11 million new shares (adjusted for the 1-for-5 reverse share split) to Ship Finance with a value of $150.2 million and the profit share (contingent rental expense) above the new daily hire rates was increased from 25 percent to 50 percent.

During 2015, Frontline 2012 received $456.4 million from Avance Gas in connection with the sale of eight VLGC newbuildings to Avance Gas immediately following their delivery to Frontline 2012 from the yard. This amount is in addition to $139.2 million, which was was received in advance in 2014.

During 2015, 2014 and 2013, Frontline 2012 paid newbuilding installments of $685.0 million, $202.2 million and $189.3 million, respectively. During 2015, Frontline 2012 also paid $100.0 million to acquire two Suezmax tankers and $1.8 million for upgrading costs on four Suezmax tankers.

During 2015, 2014 and 2013, the cash used in investing activities of the discontinued operations of Golden Ocean was $310.8 million, $195.7 million and $135.4 million, respectively.

During 2014, Frontline received $57.1 million from the sale of 2,854,985 Avance Gas shares in April 2014.

The Company acquired cash balances of $87.4 million upon the Merger in November 2015.

In December 2015, the Company paid the remaining outstanding balance on the loan notes due to Ship Finance, which were issued on the early termination of the leases for the VLCCs Front Champion, Golden Victory, Front Comanche, Front Commerce and Front Opalia. $113.2 million was paid comprising principal of $112.7 million and accrued interest of $0.5 million.

In December 2015, the Company received a compensation payment of $3.3 million from Ship Finance for the early termination of the long term charter for the 1998-built Suezmax tanker Mindanao.

During 2015, the Company paid cash dividends of $39.2 million. During 2014 and 2013, Frontline 2012 paid cash dividends of $37.0 million and $1.4 million, respectively.

During 2015, 2014 and 2013, the cash provided by financing activities of the discontinued operations of Golden Ocean was $141.8 million, $116.8 million and $nil, respectively.

As of December 31, 2015, the remaining commitments for our 28 newbuilding contracts amounted to $1,453.2 million with expected payments of $683.1 million in 2016 and $770.1 million in 2017, as of the date of this report. As of December 31, 2015, we had obtained a commitment for up to $198.0 million of debt financing for six newbuilding vessels. We intend to finance the remaining 22 newbuilding vessels, of which five are expected to be delivered in 2016 and the remainder in 2017, with a combination of proceeds from debt and cash on hand.

We believe that cash on hand and borrowings under our current and expected credit facilities will be sufficient to fund our requirements for, at least, the 12 months from December 31, 2015.

Please see “Item 4. Information on the Company” for additional information on our liquidity during 2013, 2014 and 2015.

Equity

In January 2013, Frontline 2012 issued 59.0 million new ordinary shares of $2.00 par value at a subscription price of $5.25 and in September 2013, Frontline 2012 issued 34.1 million new ordinary shares of $2.00 par value at a subscription price of $6.60. Net proceeds of $527.8 million were generated from these share issuances.

Between March and August 2014, Frontline 2012 acquired 6,792,117 of its own shares at an average price of $7.42 per share for total consideration of $50.4 million. These shares were recorded as treasury shares prior to the Merger, at which time they were cancelled.

Borrowing activities

$420.0 million term loan facility
This debt was assumed by Frontline 2012 as part of the consideration for the assets purchased from the Company in December 2011. This facility bore interest of LIBOR plus a margin of 2.75%. During 2015, Frontline 2012 made debt repayments of $18.7 million. In December 2015, the facility was cancelled and the outstanding balance of $172.0 million was repaid from the $500.1 million term loan facility.

$146.4 million term loan facility
This debt was assumed by Frontline 2012 as part of the consideration for the assets purchased from the Company in December 2011. This facility bore interest of LIBOR plus a margin of 2.55%. During 2015, Frontline 2012 made debt repayments of $7.8 million. In December 2015, the facility was cancelled and the outstanding balance of $74.9 million was repaid from the $500.1 million term loan facility.

$200.0 million term loan facility
This debt was assumed by Frontline 2012 as part of the consideration for the assets purchased from the Company in December 2011. This facility bore interest of LIBOR plus a margin of 2.25%. During 2015, Frontline 2012 made debt repayments of $6.9 million. In December 2015, the facility was cancelled and the outstanding balance of $74.8 million was repaid from the $500.1 million term loan facility.

$466.5 million term loan facility
During December 2014, the amount of the $136.5 million term loan facility was increased to $466.5 million such that a further ten tranches of $33.0 million, each for a LR2 tanker newbuilding, could be drawn. The repayment schedule was amended to installments on a quarterly basis, in an amount of $0.4 million for each MR product tanker and $0.4 million for each LR2 tanker with a balloon payment on the final maturity date in April 2021. In addition the loan margin and commitment fee were amended to 2.05% and 0.82%, respectively. In December 2015, the loan margin was reduced to 1.90%. During 2015, $99.0 million was drawn down on delivery of three LR2 tankers and $13.1 million was repaid. The available, undrawn amount at December 31, 2015 was up to $198.0 million.

$60.0 million term loan facility
In June 2014, the Company entered into a $60.0 million term loan facility to partially finance two Suezmax newbuildings. This facility bore interest of LIBOR plus a margin of 2.5% and originally matured in July 2017. In December 2015, the facility was cancelled and the outstanding balance of $56.0 million was repaid from the $500.1 million term loan facility.

$60.6 million term loan facility
In March 2015, Frontline 2012 entered into a $60.6 million term facility to fund the purchase of two second hand vessels. The loan has a term of five years and carries interest at LIBOR plus a margin of 1.80%. Repayments are made on a quarterly basis, each in an amount $0.9 million, with a balloon payment on the final maturity date in March 2021.The facility is fully drawn down as of December 31, 2015.

$500.1 million term loan facility
In December 2015, subsidiaries of the Company signed a new $500.1 million senior secured term loan facility with a number of banks, which matures in December 2020 and carries an interest rate of LIBOR plus a margin of 1.9%. The proceeds of this new facility were used to refinance the $420.0 million, $200.0 million, $146.4 million and $60.0 million term loan facilities with an aggregate outstanding balance of $377.7 million and to repay outstanding amounts owed to Ship Finance of $112.7 million. This facility is secured by six VLCCs and six Suezmax tankers. Repayments are made on a quarterly basis, each in an amount $9.5 million, with a balloon payment on the final maturity date in December 2020. The facility is fully drawn down as of December 31, 2015.

The Company's loan agreements contain loan-to-value clauses, which could require the Company to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, the loan agreements contains certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital and a value adjusted equity covenant. Restricted cash does not include cash balances of $40.3 million (2014: $28.1 million), which are required to be maintained by the financial covenants in our loan facilities, as these amounts are included in "Cash and cash equivalents". Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. Under those circumstances, the Company might not have sufficient funds or other resources to satisfy its obligations. The Company was in compliance with all of the financial covenants contained in the Company's loan agreements as of December 31, 2015.

C.  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We do not undertake any significant expenditures on research and development, and have no significant interests in patents or licenses.

D.  TREND INFORMATION

The oil tanker and product tanker industry has been highly cyclical, experiencing volatility in charter hire rates and vessel values resulting from changes in the supply of and demand for crude oil and tanker capacity. See "Item 5, Operating and Financial Review and Prospects – A. Operating Results".

E.  OFF-BALANCE SHEET ARRANGEMENTS

We are committed to make rental payments under operating leases for vessels and office premises. The future minimum rental payments under our non-cancellable operating leases are disclosed below in "Tabular disclosure of contractual obligations".

Following assignments of two property leases in 2015, each to a related party, a subsidiary of the Company has guaranteed the remaining outstanding payments due under the leases of approximately $11 million as of December 31, 2015. The Company does not believe that it will be required to make any payments under these guarantees and has not recorded a liability in the balance sheet in this respect.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

At December 31, 2015, we had the following contractual obligations and commitments:

	Payment due by period
(In thousands of $)	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years	Total
Floating rate debt	57,575	115,158	424,728	208,995	806,456
Operating lease obligations	63,675	7,203	554	—	71,432
Capital lease obligations (1)	32,819	68,402	73,818	134,907	309,946
Contingent rental expense (2)	20,606	—	—	—	20,606
Newbuilding commitments (3)	683,102	770,099	—	—	1,453,201
Interest on floating rate debt (4)	20,212	36,414	30,461	1,904	88,991
Interest on capital lease obligations	21,635	36,307	26,046	23,984	107,972
	899,624	1,033,583	555,607	369,790	2,858,604

1.
As of December 31, 2015, the Company held 15 vessels under capital leases, of which 14 are leased from Ship Finance and were acquired upon the Merger. The amounts shown in the table above represent the contractual obligations under these lease agreements and exclude the value of contingent rental expense that was included in the fair valuation of these lease obligations on the date of the Merger. As of December 31, 2015, we have recorded total obligations under these capital leases of $536.4 million of which $309.9 million is in respect of the minimum contractual payments and $226.5 million is in respect of contingent rental expense.

2.	Contingent rental expense of $20.6 million is contractually payable as of December 31, 2015 and represents the amount earned in 2015.

3.
The newbuilding commitments as of December 31, 2015 consist of six VLCCs, eight Suezmax tankers and 14 LR2 tankers. We expect payments of $683.1 million in 2016 and $770.1 million in 2017 as of the date of this report.

4.	Interest on floating rate debt has been calculated using three month U.S. dollar libor as of December 31, 2015, plus agreed margin, and outstanding borrowings as of that date.

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

Name	Age	Position
John Fredriksen	71	Chairman, President and Director
Kate Blankenship	51	Director and Audit Committee Chairman
Georgina Sousa	65	Director
Ola Lorentzon	66	Director
Robert Hvide Macleod	36	Director and Chief Executive Officer of Frontline Management AS
Inger M. Klemp	52	Chief Financial Officer of Frontline Management AS

Certain biographical information about each of our directors and executive officers is set forth below.

John Fredriksen has served as Chairman of the Board, President and a director of the Company since November 3, 1997.  Mr. Fredriksen has established trusts for the benefit of his immediate family which indirectly control Hemen, our largest shareholder. Mr. Fredriksen was a director of Frontline 2012 at the date of the Merger. Mr. Fredriksen is Chairman, President and a director of a related party Seadrill Limited, a Bermuda company listed on the OSE and the NYSE. He is also a director of a related party Golden Ocean Group Limited, a Bermuda company listed on the OSE whose principal shareholder is Hemen.

Kate Blankenship has been a director of the Company since August 2003. Mrs. Blankenship joined the Company in 1994 and served as the Company's Chief Accounting Officer and Company Secretary until October 2005. Mrs. Blankenship has been a director of Ship Finance since October 2003. Mrs. Blankenship has served as a director of Golden Ocean Group Limited since November 2004, Seadrill Limited since May 2005, Archer Limited since August 2007, Independent Tankers Corporation Limited since February 2008, Seadrill Partners LLC since June 2012 and Avance Gas since October 2013. She is a member of the Institute of Chartered Accountants in England and Wales.

Georgina E. Sousa has been a director of the Company since April 2013 and has been employed by the Company since February 2007. Mrs. Sousa was a director of Frontline 2012 at the date of the Merger. Mrs. Sousa has served as Secretary of Golden Ocean Group Limited since March 2007. Prior to joining the Company, Mrs. Sousa was Vice-President-Corporate Services of Consolidated Services Limited, a Bermuda management company having joined that firm in 1993 as Manager of Corporate Administration. From 1976 to 1982, she was employed by the Bermuda law firm of Appleby, Spurling & Kempe as a Company Secretary and from 1982 to 1993 she was employed by the Bermuda law firm of Cox & Wilkinson as Senior Company Secretary.

Ola Lorentzon has been director of the Company since May 2015. Mr. Lorentzon was the Managing Director of Frontline Management AS, a subsidiary of the Company, from April 2000 until September 2003. Mr. Lorentzon is also a director and Chairman of Golden Ocean Group Limited and a director of Erik Thun AB.

Robert Hvide Macleod has been a director of the Company since May 2015 and has served as Chief Executive Officer of Frontline Management AS since November 2014. Mr. Macleod served as principal executive officer of Frontline 2012 at the date of the Merger. Mr. Macleod was employed by the A.P. Moller Group from 2002 to 2004 and Glencore-ST Shipping from 2004 to 2011. He is the founder of Highlander Tankers AS. Mr Macleod holds a Maritime Business (Hons) degree from Plymouth University.

Inger M. Klemp has served as Chief Financial Officer of Frontline Management AS since June 1, 2006 and served as principal financial officer of Frontline 2012 at the date of the Merger. Mrs. Klemp has served as a director of Independent Tankers Corporation Limited since February 2008 and has served as Chief Financial Officer of Golden Ocean Shipping Limited from September 2007 to March 2015. Mrs. Klemp served as Vice President Finance from August 2001 until she was promoted in May 2006. Mrs. Klemp graduated as MSc in Business and Economics from the Norwegian School of Management (BI) in 1986. Prior to joining the Company, Mrs. Klemp was Assistant Director Finance in Color Group ASA and Group Financial Manager in Color Line ASA, an OSE listed company and before that was Assistant Vice President in Nordea Bank Norge ASA handling structuring and syndication of loan facilities in the international banking market and a lending officer of Danske Bank A/S.

B.  COMPENSATION

During the year ended December 31, 2015, we paid to our directors and executive officers (seven persons) aggregate cash compensation of approximately $1.8 million and an aggregate amount of approximately $0.06 million for pension and retirement benefits.

C.  BOARD PRACTICES

In accordance with our Bye-laws the number of Directors shall be such number not less than two as our shareholders by Ordinary Resolution may from time to time determine and each Director shall hold office until the next annual general meeting following his election or until his successor is elected. We currently have five Directors.

We currently have an audit committee, which is responsible for overseeing the quality and integrity of our financial statements and our accounting, auditing and financial reporting practices, our compliance with legal and regulatory requirements, the independent auditor's qualifications, independence and performance and our internal audit function. In 2015, our audit committee comprised of Mrs. Kate Blankenship.

In lieu of a compensation committee comprised of independent directors, our Board is responsible for establishing the executive officers' compensation and benefits. In lieu of a nomination committee comprised of independent directors, our Board is responsible for identifying and recommending potential candidates to become board members and recommending directors for appointment to board committees.

Our officers are elected by the Board as soon as possible following each Annual General Meeting and shall hold office for such period and on such terms as the Board may determine.

There are no service contracts between us and any of our Directors providing for benefits upon termination of their employment or service.

As a foreign private issuer we are exempt from certain requirements of the NYSE that are applicable to U.S. listed companies. For a listing and further discussion of how our corporate governance practices differ from those required of U.S. companies listed on the NYSE, please see Item 16G or visit the corporate governance section of our website at www.frontline.bm.

D.  EMPLOYEES

As of December 31, 2015, we employed approximately 123 people in our offices in Bermuda, London, Oslo, Singapore, India and the Philippines, compared to 118 employees in 2014 and 96 employees in 2013. We contract with independent ship managers to manage and operate our vessels.

E.  SHARE OWNERSHIP

As of March 6, 2016, the beneficial interests of our Directors and officers in our ordinary shares were as follows:

Director or Officer	Ordinary shares of $1.00 each	Options to acquire ordinary shares which have vested	Percentage of ordinary shares outstanding
John Fredriksen*	*	—	*
Kate Blankenship	2,343	—	**
Robert Hvide Macleod	200,000	—	**
Inger M. Klemp	180,000	4,000	**

*      Hemen is a Cyprus holding company, which is indirectly controlled by trusts established by Mr. Fredriksen, the Company's Chairman, for the benefit of his immediate family. Mr. Fredriksen disclaims beneficial ownership of the 80,803,422 ordinary shares held by Hemen, except to the extent of his voting and dispositive interest in such shares of common stock. Mr. Fredriksen has no pecuniary interest in the shares held by Hemen.
**      Less than 1%.

Share Option Scheme

In November 2006, the Board approved a share option plan, which was cancelled in 2009 and replaced it with the Frontline Ltd. Share Option Scheme, or the Frontline Scheme. The Frontline Scheme permits the Board, at its discretion, to grant options to acquire shares in the Company to employees and directors of the Company or its subsidiaries. The subscription price for all options granted under the scheme is reduced by the amount of all dividends declared by the Company in the period from the date of grant until the date the option is exercised, provided the subscription price is never reduced below the par value of the share. The options granted under the plan vest equally over three years and have a five year term. There is no maximum number of shares authorized for awards of equity share options and authorized, un-issued or treasury shares of the Company may be used to satisfy exercised options.

In April 2011, the Company granted 29,000 share options (as adjusted for the 1-for-5 reverse share split) to directors and employees. No options have been granted since then.

Details of options to acquire our ordinary shares by our directors and officers as of March 1, 2016, were as follows:

Director or Officer	Number of options		Exercise price	Expiration Date
	Total	Vested
Inger M. Klemp	4,000	4,000	NOK 650.15	April 2016

The exercise price in the table above has been adjusted for the effect of the 1-for-5 reverse split in February 2016.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

The following table presents certain information as of March 1, 2016, regarding the ownership of our ordinary shares with respect to each shareholder whom we know to beneficially own more than 5% of our outstanding ordinary shares.

Owner	Number of shares	%
Hemen Holding Ltd.	80,803,422	51.7%
Ship Finance International Limited	11,000,000	7.0%

As of March 1, 2016, 18,213,778 of our ordinary shares were listed for trading on the NYSE.

Our major shareholders have the same voting rights as our other shareholders. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

B.  RELATED PARTY TRANSACTIONS

We transact business with the following related parties, being companies in which Hemen and companies associated with Hemen have a significant interest: Ship Finance, Seadrill Limited, Seatankers Management Norge AS, Golden Ocean Group Limited, Arcadia Petroleum Limited, Deep Sea Supply Plc, Seatankers Management Co. Ltd, Archer Limited and North Atlantic Drilling Ltd. In November 2014, Highlander Tankers AS, or Highlander Tankers, post fixture managers for the Company became a related party as Robert Hvide Macleod the owner and director of Highlander Tankers was appointed the Chief Executive Officer of Frontline Management AS. Frontline 2012 and the Company (and its subsidiaries) were related parties prior to the Merger. In October 2014, VLCC Chartering Ltd, or VLCC Chartering, was set up as a joint venture between the Company and Tankers International LLC, or TI. VLCC Chartering provides chartering services to the combined fleets of the Company and TI.

Transactions with the Company
Frontline Management (Bermuda) Limited, a wholly owned subsidiary of the Company, was providing all management services to Frontline 2012 up to the date of the merger and management fees of $3.6 million, $3.2 million and $2.5 million were incurred in the eleven months ended November 30, 2015 and the years ended December 31, 2014 and 2013, respectively. These costs are recorded in administrative expenses in the statement of operations.

Newbuilding supervision fees of $4.1 million, $5.4 million and $4.1 million were charged to Frontline 2012 by the Company in the eleven months ended November 30, 2015 and the years ended December 31, 2014 and 2013, respectively.

Technical management fees of $1.8 million, $1.5 million and $0.7 million were charged to Frontline 2012 by SeaTeam Management Pte. Ltd, a majority owned subsidiary of the Company, in the eleven months ended November 30, 2015 and the years ended December 31, 2014 and 2013, respectively.

Highlander Tankers Transactions
Highlander Tankers was the post fixture manager for six of Frontline 2012's MR tankers during 2014. Highlander Tankers ceased to act as post fixture manager for three vessels in December 2014 and the remaining three vessels in January and February 2015. Post fixture fees nil and $0.3 million were charged to Frontline 2012 by Highlander Tankers in the years ended December 31, 2015 and 2014, respectively.

In January 2015, Frontline 2012 assumed three charter-out contracts and the commercial management of four vessels from Highlander Tankers for a consideration of $1.8 million being the estimated value of the charter-out contracts and commercial management agreements.

Avance Gas Transactions
In January 2014, Frontline 2012 received $139.2 million from Avance Gas, an equity investee, in connection with the agreed sale of eight VLGC newbuildings to Avance Gas immediately following their delivery to Frontline 2012 from the yard. This receipt was placed in a restricted account to be used for installments to be paid by Frontline 2012, past and future construction supervision costs and it also included a profit element to be transferred to cash and cash equivalents on delivery of each newbuilding. All vessels were delivered in 2015 and Frontline 2012 recognized a gain on sale of $78.2 million in aggregate.

Ship Finance Transactions
As of December 31, 2015, the Company held 15 vessels under capital leases, of which 14 are leased from Ship Finance and were acquired upon the Merger. The remaining periods on these leases at December 31, 2015 range from 4 to 11 years.

In May 2015, the Company and Ship Finance agreed to amendments to the leases on 12 VLCCs and five Suezmaxes, the related management agreements and further amendments to the charter ancillary agreements for the remainder of the charter periods. As a result of the amendments to the charter ancillary agreements, which took effect on July 1, 2015, the daily hire payable to Ship Finance was reduced to $20,000 per day and $15,000 per day for VLCCs and Suezmaxes, respectively. The fee due from Ship Finance for operating costs was increased from $6,500 per day per vessel to $9,000 per day per vessel. In return, the Company issued 55.0 million new shares to Ship Finance and the profit share (contingent rental expense) above the new daily hire rates was increased from 25% to 50%. The Company was released from its guarantee obligation in exchange for agreeing to maintain a cash buffer of $2.0 million per vessel in its chartering counterparty. At December 31, 2015, the contingent rental expense due to Ship Finance is $20.6 million (2014: nil).

As the Merger has been accounted for as a reverse business acquisition in which Frontline 2012 is treated as the accounting acquirer, all of the Company's assets and liabilities were recorded at fair value on November 30, 2015 such that estimated profit share over the remaining terms of the leases has been recorded in the balance sheet obligations. Consequently, the Company will only record profit share expense following the Merger when the actual expense is different to that estimated at the date of the Merger. No contingent rental expense was recorded in the month of December 2015.

In December 2015, the Company paid the remaining outstanding balance on the loan notes due to Ship Finance, which were issued on the early termination of the leases for the VLCCs Front Champion, Golden Victory, Front Comanche, Front Commerce and Front Opalia. $113.2 million was paid comprising principal of $112.7 million and accrued interest of $0.5 million.

In November 2015, the Company agreed with Ship Finance to terminate the long term charter for the 1998-built Suezmax tanker Mindanao. The charter with Ship Finance was terminated during the fourth quarter of 2015. The Company received a compensation payment of $3.3 million from Ship Finance for the termination of the charter. No gain or loss was recorded in the statement of operations in respect of this transaction as the gain was taken into account in the purchase price allocation on November 30, 2015.

A summary of leasing transactions with Ship Finance in the years ended December 31, 2015 (all of which were in the period subsequent to the Merger), 2014 and 2013 are as follows;

(in thousands of $)	2015	2014	2013
Charter hire paid (principal and interest)	8,355	—	—
Lease termination receipt	3,266	—	—
Lease interest expense	3,357	—	—
Remaining lease obligation	533,251	—	—

In January 2014, Frontline 2012 commenced a pooling arrangement with Ship Finance, between two of its Suezmax tankers Front Odin and Front Njord and two Ship Finance vessels Glorycrown and Everbright. Frontline 2012 recognized an expense of $1.4 million in relation to the pooling arrangement which is payable to Ship Finance (2014: income of $0.3 million)

In 2013, Frontline 2012 and Ship Finance entered into a joint project between four of Frontline 2012's vessels Front Odin, Front Njord, Front Thor, Front Loki and the two Ship Finance vessels Glorycrown and Everbright. All costs in relation to the conversion to be shared on a pro-rata basis. At December 31, 2015, the Company is owed $1.7 million by Ship Finance in respect of this project (2014: $0.7 million).

Golden Ocean Transactions
In November 2015, the Company entered into an agreement to purchase two Suezmax tanker newbuilding contracts from Golden Ocean at a purchase price of $55.7 million per vessel. $1.9 million is payable to Golden Ocean with the balance payable to the yard as newbuilding commitments assumed from Golden Ocean. The vessels have delivery dates in the first half of 2017.

A summary of net amounts earned (incurred) from related parties for the years ended December 31, 2015, 2014 and 2013 are as follows:

(in thousands of $)	2015	2014	2013
Seatankers Management Co. Ltd	460	—	—
Ship Finance International Limited	(1,226)	—	—
Golden Ocean Group Limited	1,246	—	—
Seatankers Management Norge AS	(89)	—	—
Arcadia Petroleum Limited	31	—	—
Seadrill Limited	84	—	—
Archer Limited	40	—	—
Deep Sea Supply Plc	32	—	—
North Atlantic Drilling Ltd	16	—	—
Frontline companies (prior to merger with Frontline 2012)	(9,562)	(10,102)	(7,410)

Net amounts earned from other related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily rental for office space.

Related party balances
A summary of balances due from related parties as at December 31, 2015 and 2014 is as follows:

(in thousands of $)	2015	2014
Ship Finance International Limited	3,356	691
Seatankers Management Co. Ltd	1,165	—
Archer Ltd	148	—
VLCC Chartering	102	—
Golden Ocean Group Limited	4,099	—
Seadrill Limited	859	—
Deep Sea Supply Plc	176	—
Arcadia Petroleum Limited	201	—
North Atlantic Drilling Ltd	128	—
Frontline companies	—	2,766
	10,234	3,457

A summary of balances due to related parties as at December 31, 2015 and 2014 is as follows:

(in thousands of $)	2015	2014
Ship Finance International Limited	(23,688)	—
Seatankers Management Co. Ltd	(569)	—
Seadrill Limited	(5)	—
Golden Ocean Group Limited	(4,455)	—
Arcadia Petroleum Limited	(3)	—
Frontline companies	—	(3,422)
	(28,720)	(3,422)

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

Dividend Policy

In December 2015, our Board approved implementing a dividend policy to distribute quarterly dividends to shareholders equal to or close to earnings per share adjusted for non-recurring items. We also paid a dividend of $0.25 per share (adjusted for the 1-for-5 reverse share split) in the fourth quarter of 2015, which is the first dividend we have paid since the third quarter of 2011, and we declared a dividend of $0.35 per share in February 2016 for the fourth quarter of 2015 to be paid on or around March 18, 2016. The timing and amount of dividends, if any, is at the discretion of the Board. We cannot guarantee that our Board will declare dividends in the future.

B. SIGNIFICANT CHANGES

None.

ITEM 9. THE OFFER AND LISTING

The Company's ordinary shares are traded on the NYSE and OSE under the symbol "FRO".

The NYSE is the Company's "primary listing". As an overseas company with a secondary listing on the OSE, the Company is not required to comply with certain listing rules applicable to companies with a primary listing on the OSE. The Company's ordinary shares were thinly traded on the London Stock Exchange, or LSE, since 1999 to November 2015 at which time they were de-listed and as a result, historical LSE trading information is not provided below.

All share prices have been adjusted for the 1-for-5 reverse share, which was effected on February 3, 2016. The following table sets forth the high and low closing prices for each of the periods indicated for our common shares.

The following table sets forth, for the five most recent fiscal years, the high and low prices for the ordinary shares on the NYSE and OSE.

	NYSE		OSE
	High	Low	High	Low
Fiscal year ended December 31,
2015	$25.25	$10.40	NOK 194.00	NOK 83.75
2014	$25.90	$5.90	NOK 171.00	NOK 37.50
2013	$20.25	$8.55	NOK 125.00	NOK 49.50
2012	$47.35	$15.10	NOK 242.50	NOK 86.20
2011	$138.80	$12.60	NOK 847.50	NOK 73.80

The following table sets forth, for each full financial quarter for the two most recent fiscal years, the high and low prices of the ordinary shares on the NYSE and the OSE.

	NYSE		OSE
	High	Low	High	Low
Fiscal year ended December 31, 2015
First quarter	$25.25	$10.85	NOK 194.00	NOK 87.50
Second quarter	$15.65	$10.85	NOK 127.50	NOK 88.50
Third quarter	$17.00	$10.40	NOK 139.10	NOK 83.75
Fourth quarter	$17.05	$13.35	NOK 147.50	NOK 114.00

	NYSE		OSE
	High	Low	High	Low
Fiscal year ended December 31, 2014
First quarter	$25.90	$17.35	NOK 171.00	NOK 107.00
Second quarter	$20.65	$11.10	NOK 125.50	NOK 66.50
Third quarter	$15.25	$5.90	NOK 93.50	NOK 37.50
Fourth quarter	$14.75	$5.95	NOK 105.00	NOK 40.00

The following table sets forth, for the most recent six months, the high and low prices for the ordinary shares on the NYSE and OSE.

	NYSE		OSE
	High	Low	High	Low
March 2016 (through March 17)	$9.97	$8.25	NOK 85.15	NOK 72.30
February 2016	$10.69	$9.50	NOK 95.00	NOK 65.25
January 2016	$14.75	$9.35	NOK 129.65	NOK 85.30
December 2015	$16.40	$13.40	NOK 135.55	NOK 115.45
November 2015	$17.05	$13.60	NOK 147.50	NOK 120.50
October 2015	$16.70	$13.35	NOK 139.40	NOK 114.00

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

A resolution was approved at the Company's Annual General Meeting on September 19, 2014, to increase the Company's authorized share capital from $312,500,000 divided into 312,500,000 shares of $1.00 par value each to $1,000,000,000 divided into 1,000,000,000 shares of $1.00 par value each.

In June 2013, the Company entered into an equity distribution agreement with Morgan Stanley & Co. LLC, which was amended and restated in January 2014 and January 2015, for the public sale of the Company’s ordinary shares in an at-the-market offering, or the ATM Program. The Company sold 46,046,049 ordinary shares for gross proceeds of $150 million under our ATM Program. Accordingly, the ATM Program has been fully utilized. As announced on May 29, 2015, the Company issued 55,000,000 ordinary shares to Ship Finance in connection with entering into the heads of agreement.

On November 30, 2015, our wholly-owned subsidiary, Frontline Acquisition, merged with and into Frontline 2012 and Frontline 2012 became a wholly-owned subsidiary of the Company. Shareholders of Frontline 2012 received shares of the Company as merger consideration. The Company issued 583,561,795 shares (net of cancellation of fractional shares) as merger consideration.

A resolution was approved at the Company’s Special Meeting of Shareholders on January 29, 2016 to effect a capital reorganization, with effect from February 3, 2016, for a 1-for-5 reverse share split of the Company’s ordinary shares and to reduce the Company’s authorized share capital from $1,000,000,000 divided into 1,000,000,000 shares of $1.00 par value each to $500,000,000 divided into 500,000,000 shares of $1.00 par value each and it was resolved that the issued and paid-up share capital of the Company be reduced from $781,937,645 to $156,386,506 (net of cancellation of fractional shares) with effect from February 3, 2016, by cancelling the paid-up capital of the Company to the extent of $4.00 on each of the issued shares of par value $5.00 so that each of the ordinary shares in issue shall have a par value of $1.00. It was also resolved that the amount of credit arising be credited to the Contributed Surplus account of the Company.

B.  MEMORANDUM OF ASSOCIATION AND BYE-LAWS

The Memorandum of Association of the Company has previously been filed as Exhibit 1.1 to the Company's Annual Report on Form 20-F for the year ended December 31, 2013 filed with the Securities and Exchange Commission on March 21, 2014, and is hereby incorporated by reference into this Annual Report.

At the 2007 Annual General Meeting of the Company, our shareholders voted to amend the Company's Bye-laws to ensure conformity with recent revisions to the Bermuda Companies Act 1981, as amended. These amended Bye-laws of the Company as adopted on September 28, 2007, are incorporated by reference to Exhibit 1.2 of the Company's Annual Report on Form 20-F for the year ended December 31, 2007.

The purposes and powers of the Company are set forth in Items 7(2)-(4) and 8(2)-(4) of our Memorandum of Association and by reference to the Second Schedule of the Bermuda Companies Act of 1981 which is attached as an exhibit to our Memorandum of Association. These purposes include acting as a group holding company, exploring, drilling, moving, transporting and refining petroleum and hydro-carbon products, including oil and oil products; the acquisition, ownership, chartering, selling, management and operation of ships and aircraft; the entering into of any guarantee, contract, indemnity or suretyship and to assure, support, secure, with or without the consideration or benefit, the performance of any obligations of any person or persons; and the borrowing and raising of money in any currency or currencies to secure or discharge any debt or obligation in any manner.

Shareholder Meetings.  Under our Bye-laws, annual shareholder meetings will be held in accordance with the Companies Act at a time and place (other than Norway) selected by our Board. The quorum at any annual or general meeting is equal to one or more shareholders, either present in person or represented by proxy, holding in the aggregate shares carrying 33 1/3% of the exercisable voting rights.  The meetings may be held at any place, in or outside of Bermuda that is not a jurisdiction which applies a controlled foreign company tax legislation or similar regime. Special meetings may be called at the discretion of the Board and at the request of shareholders holding at least one-tenth of all outstanding shares entitled to vote at a meeting. Annual shareholder meetings and special meetings must be called by not less than seven days' prior written notice specifying the place, day and time of the meeting. The Board may fix any date as the record date for determining those shareholders eligible to receive notice of and to vote at the meeting.

The Companies Act provides that a company must have a general meeting of its shareholders in each calendar year unless that requirement is waived by a resolution of the shareholder. The Companies Act does not impose any general requirements regarding the number of voting shares which must be present or represented at a general meeting in order for the business transacted at the general meeting to be valid.  The Companies Act generally leaves the quorum for shareholders meeting to the company to determine in its Bye-laws.  The Companies Act specifically imposes special quorum requirements where the shareholders are being asked to approve the modification of rights attaching to a particular class of shares (33.33%) or an amalgamation or merger transaction (more than 33.33%) unless in either case the Bye-laws provide otherwise. The Company's Bye-laws do not provide for a quorum requirement other than 33.33%.

The key powers of our shareholders include the power to alter the terms of the Company's memorandum of association and to approve and thereby make effective any alterations to the Company's Bye-laws made by the directors.  Dissenting shareholders holding 20% of the Company's shares may apply to the Court to annul or vary an alteration to the Company's memorandum of association. A majority vote against an alteration to the Company's Bye-laws made by the directors will prevent the alteration from becoming effective. Other key powers are to approve the alteration of the Company's capital including a reduction in share capital, to approve the removal of a director, to resolve that the Company be wound up or discontinued from Bermuda to another jurisdiction or to enter into an amalgamation or winding up. Under the Companies Act, all of the foregoing corporate actions require approval by an ordinary resolution (a simple majority of votes cast), except in the case of an amalgamation or merger transaction, which requires approval by 75% of the votes cast (unless the Bye-Laws provide otherwise). The Company's Bye-laws only require an ordinary resolution to approve an amalgamation whether or not the Company is the surviving company. In addition, the Company's Bye-laws confer express power on the Board to reduce its issued share capital selectively with the authority of an ordinary resolution.

The Companies Act provides shareholders holding 10% of the Company's voting shares the ability to request that the Board shall convene a meeting of shareholders to consider any business which the shareholders wish to be discussed by the shareholders including (as noted below) the removal of any director. However the shareholders are not permitted to pass any resolutions relating to the management of the Company's business affairs unless there is a pre-existing provision in the Company's Bye-Laws which confers such rights on the shareholders. Subject to compliance with the time limits prescribed by the Companies Act, shareholders holding 20% of the voting shares (or alternatively, 100 shareholders) may also require the directors to circulate a written statement not exceeding 1,000 words relating to any resolution or other matter proposed to be put before, or dealt with at, the annual general meeting of the Company.

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

There are also procedures for the removal of one or more of the directors by the shareholders before the expiration of his term of office. Shareholders holding 10% or more of the voting shares of the Company may require the Board to convene a shareholder meeting to consider a resolution for the removal of a director. At least 14 days written notice of a resolution to remove a director must be given to the director affected, and that director must be permitted to speak at the shareholder meeting at which the resolution for his removal is considered by the shareholders.

The Companies Act stipulates that an undischarged bankruptcy of a director (in any country) shall prohibit that director from acting as a director. directly or indirectly, and taking part in or being concerned with the management of a company, except with leave of the court. The Company's Bye-Laws are more restrictive in that they stipulate that the office of a director shall be vacated upon the happening of any of the following events (in addition to the director's resignation or removal from office by the shareholders):

•	If that director becomes of unsound mind or a patient for any purpose of any statute or applicable law relating to mental health and the Board resolves that such director shall be removed from office;

•	If that director becomes bankrupt or compounds with his creditors;

•	If that director is prohibited by law from being a director; or

•	If that director ceases to be a director by virtue of the Companies Act (as defined in the Bye-laws).

Under the Company's Bye-laws, the minimum number of directors comprising the Board at any time shall be two. The Board currently consists of five directors. The minimum and maximum number of directors comprising the Board from time to time shall be determined by way of an ordinary resolution of the shareholders of the Company. The shareholders may, at the annual general meeting by ordinary resolution, determine that one or more vacancies in the Board be deemed casual vacancies. The Board, so long as a quorum remains in office, shall have the power to fill such casual vacancies.  Each director will hold office until the next annual general meeting or until his successor is appointed or elected. The shareholders may call a Special General Meeting for the purpose of removing a director, provided notice is served upon the concerned director 14 days prior to the meeting and he is entitled to be heard.  Any vacancy created by such a removal may be filled at the meeting by the election of another person by the shareholders or in the absence of such election, by the Board.

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

The Company's Bye-laws do not prohibit a director from being a party to, or otherwise having an interest in, any transaction or arrangement with the Company or in which the Company is otherwise interested. The Company's Bye-laws provide that a director who has an interest in any transaction or arrangement with the Company and who has complied with the provisions of the Companies Act and with its Bye-Laws with regard to disclosure of such interest shall be taken into account in ascertaining whether a quorum is present, and will be entitled to vote in respect of any transaction or arrangement in which he is so interested. The Company's Bye-laws provide its Board the authority to exercise all of the powers of the Company to borrow money and to mortgage or charge all or any part of our property and assets as collateral security for any debt, liability or obligation. The Company's directors are not required to retire because of their age, and the directors are not required to be holders of the Company's ordinary shares. Directors serve for one year terms, and shall serve until re-elected or until their successors are appointed at the next annual general meeting.  The Company's Bye-laws provide that no director, alternate director, officer, person or member of a committee, if any, resident representative, or his heirs, executors or administrators, which we refer to collectively as an indemnitee, is liable for the acts, receipts, neglects, or defaults of any other such person or any person involved in our formation, or for any loss or expense incurred by us through the insufficiency or deficiency of title to any property acquired by us, or for the insufficiency of deficiency of any security in or upon which any of our monies shall be invested, or for any loss or damage arising from the bankruptcy, insolvency, or tortious act of any person with whom any monies, securities, or effects shall be deposited, or for any loss occasioned by any error of judgment, omission, default, or oversight on his part, or for any other loss, damage or misfortune whatever which shall happen in relation to the execution of his duties, or supposed duties, to us or otherwise in relation thereto. Each indemnitee will be indemnified and held harmless out of our funds to the fullest extent permitted by Bermuda law against all liabilities, loss, damage or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him as such director, alternate director, officer, person or committee member or resident representative (or in his reasonable belief that he is acting as any of the above). In addition, each indemnitee shall be indemnified against all liabilities incurred in defending any proceedings, whether civil or criminal, in which judgment is given in such indemnitee's favor, or in which he is acquitted. The Company is authorized to purchase insurance to cover any liability it may incur under the indemnification provisions of its Bye-laws.

Dividends.  Holders of common shares are entitled to receive dividend and distribution payments, pro rata based on the number of common shares held, when, as and if declared by the Board, in its sole discretion. Any future dividends declared will be at the discretion of the Board and will depend upon our financial condition, earnings and other factors.

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

The Company's Bye-laws require the Company to provide notice to the OSE if a person resident for tax purposes in Norway (or such other jurisdiction as the Board may nominate from time to time) is found to hold 50% or more of the Company's aggregate issued share capital, or holds shares with 50% or more of the outstanding voting power, other than the Company's registrar. The Company's Bye-laws also require it to comply with requirements that the OSE may impose from time to time relating to notification of the OSE in the event of specified changes in the ownership of the Company's ordinary shares.

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

C. MATERIAL CONTRACTS

Ship Finance

Charter Ancillary Agreement

The Company previously entered into charter ancillary agreements with respect to the Company's vessels that are leased from Ship Finance under which the Company agreed to pay Ship Finance a profit sharing payment equal to 20% of the charter revenues earned by the Company in excess of the daily base charter hire paid to Ship Finance. In December 2011, the Company and Ship Finance agreed to a rate reduction of $6,500 per day for all vessels leased from Ship Finance under long-term leases for a four year period that commenced on January 1, 2012. The Company paid Ship Finance up front compensation of $106.0 million on December 30, 2011, of which $50.0 million was a non-refundable prepayment of profit share and $56.0 million was a release of restricted cash serving as security for charter payments. The Company agreed to compensate Ship Finance with 100% of any difference between the renegotiated rates and the average vessel earnings up to the original contract rates (contingent rental expense). At December 31, 2015, the contingent rental expense due to Ship Finance is $20.6 million (2014: $35.7 million). In addition, the profit share above the original threshold rates was increased from 20% to 25%.

In May 2015, the Company and Ship Finance agreed to amendments to the leases on 12 VLCCs and five Suezmaxes, the related management agreements and further amendments to the charter ancillary agreements for the remainder of the charter periods. As a result of the amendments to the charter ancillary agreements, which took effect on July 1, 2015, the daily hire payable to Ship Finance was reduced to $20,000 per day and $15,000 per day for VLCCs and Suezmaxes, respectively. The fee due from Ship Finance for operating costs was increased from $6,500 per day per vessel to $9,000 per day per vessel. In return, the Company issued 55.0 million new shares to Ship Finance and the profit share above the new daily hire rates was increased from 25% to

50%. The Company was released from its guarantee obligation in exchange for agreeing to maintain a cash buffer of $2.0 million per vessel in its chartering counterparty.

As the Merger with Frontline 2012 has been accounted for as a reverse business acquisition in which Frontline 2012 is treated as the accounting acquirer, all of the Company's assets and liabilities were recorded at fair value on November 30, 2015 such that estimated profit share over the remaining terms of the leases has been recorded in the balance sheet obligations. Consequently, the Company will only record profit share expense following the Merger when the actual expense is different to that estimated at the date of the Merger. No contingent rental expense was recorded in the month of December 2015.

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

On October 28, 2014 the Company entered into an Exchange Agreement for the exchange of $23.0 million of the outstanding principal amount of the Company's 4.5% convertible bond issue for an aggregate of 8,251,724 shares and a cash payment of $10.0 million plus accrued interest. On December 16, 2014 the Company entered into an Exchange Agreement for the exchange of $22.5 million of the outstanding principal amount of the Company's 4.5% convertible bond issue for an aggregate of 4,744,752 shares and a cash payment of $9.6 million plus accrued interest. As these conversions were agreed at more favorable terms than the original bond, they were treated as inducements and the Company recognized the difference between the fair value of the original conversion rights compared with the fair value of the induced conversion terms, as a debt conversion expense in 2014. On April 14 2015, the Company redeemed the remaining outstanding $93.4 million principal amount of its 4.5% convertible bond issue.

We also refer you to “Item 4. Information on the Company -A. History and Development of the Company,” “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources” and “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions” for a discussion of our material agreements that we have entered into outside the ordinary course of our business during the two-year period immediately preceding the date of this annual report.

D.  EXCHANGE CONTROLS

The Bermuda Monetary Authority (the "BMA") must give permission for all issuances and transfers of securities of a Bermuda exempted company like ours, unless the proposed transaction is exempted by the BMA's written general permissions. We have received general permission from the BMA to issue any unissued Ordinary Shares and for the free transferability of our ordinary shares as long as our ordinary shares are listed on an "appointed stock exchange". Our ordinary shares are listed on the New York and Oslo Stock Exchanges. The NYSE, which is an "appointed stock exchange" is the Company's "primary listing". Our ordinary shares may therefore be freely transferred among persons who are residents and non-residents of Bermuda.

Although we are incorporated in Bermuda, we are classified as a non-resident of Bermuda for exchange control purposes by the BMA.  Other than transferring Bermuda Dollars out of Bermuda, there are no restrictions on our ability to transfer funds into and out of Bermuda or to pay dividends to U.S. residents who are holders of ordinary shares or other non-residents of Bermuda who are holders of our ordinary shares in currency other than Bermuda Dollars.

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

As an "exempted company", we are exempt from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermudians, but as an exempted company, we may not participate in certain business transactions including: (i) the acquisition or holding of land in Bermuda (except that required for its business and held by way of lease or tenancy for terms of not more than 21 years) without the express authorization of the Bermuda legislature; (ii) the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000 without the consent of the Minister of Economic Development of Bermuda;

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

Prior to the Merger, the Company qualified for exemption under Section 883 while Frontline 2012 did not so qualify. In addition, the Company currently does not anticipate circumstances under which the Company would be able to satisfy the 50% Ownership Test. The Company’s ability to satisfy Publicly-Traded Test is described below.

Under the Treasury Regulations, stock of a foreign corporation is considered "primarily traded" on an established securities market in a country if the number of shares of each class of stock that is traded during the taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country.  The Company's ordinary shares, which is the sole class of issued and outstanding stock, was "primarily traded" on the NYSE during the 2015 taxable year.

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

The Company believes that its ordinary shares have satisfied the Listing Threshold, as well as the Trading Frequency Test and Trading Volume Tests, during the 2015 taxable year.

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

During the 2015 taxable year, 5% Shareholders did not, individually or collectively, own 50% or more of the Company's ordinary shares for more than half the number of days. Therefore, the Company is not subject to the 5% Override Rule, and therefore the Company believes that it has satisfied the Publicly-Traded Test for the 2015 taxable year.  However, there is no assurance that the Company will continue to satisfy the Publicly-Traded Test in future taxable years. In this regard, Hemen, who we believe to be a non-qualified shareholder, currently owns more than 50% of our ordinary shares. Accordingly, the Company would be subject to the 5% Override Rule if another 5% Shareholder in combination with Hemen and the Company's other existing 5% Shareholders were to own 50% or more of the Company's ordinary shares.  In such a case, the Company would be subject to the 5% Override Rule unless it could establish that, among the ordinary shares owned by the 5% Shareholders, sufficient shares are owned by qualified shareholders, for purposes of Section 883 of the Code, to preclude non-qualified shareholders from owning 50% or more of the Company's ordinary shares for more than half the number of days during the taxable year.  The requirements of establishing this exception to the 5% Override Rule are onerous and there is no assurance the Company will be able to satisfy them.

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

Dividends paid on ordinary shares to a United States Holder which is an individual, trust or estate (a "United States Non-Corporate Holder") will generally be treated as "qualified dividend income" that is taxable to such shareholder at preferential United States federal income tax rates provided that (1) the ordinary shares are readily tradable on an established securities market in the United States (such as the NYSE on which the ordinary shares are listed); (2) the Company is not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which the Company does not believe it is, has been or will be); and (3) the United States Non-Corporate Holder has owned the ordinary shares for more than 60 days in the 121-day period beginning 60 days before the date on which the ordinary shares become ex-dividend.

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

 ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk
The Company is exposed to the impact of interest rate changes primarily through its floating-rate borrowings that require the Company to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect operating margins, results of operations and ability to service debt. The Company uses interest rate swaps to reduce its exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with its floating-rate debt. The Company is exposed to the risk of credit loss in the event of non-performance by the counterparty to the interest rate swap agreements.

As of December 31, 2015, all of the Company's outstanding debt was at variable interest rates and the outstanding debt, net of the amount subject to interest rate swap agreements, was $580.9 million. Based on this, a one percentage point increase in annual LIBOR interest rates would increase its annual interest expense by approximately $5.8 million, excluding the effects of capitalization of interest.

Currency Risk

The majority of the Company's transactions, assets and liabilities are denominated in U.S. dollars, its functional currency. Certain of its subsidiaries report in Norwegian Kroner or Singapore Dollars and risks of two kinds arise as a result: a transaction risk, that is, the risk that currency fluctuations will have an effect on the value of cash flows; and a translation risk, which is the impact of currency fluctuations in the translation of foreign operations and foreign assets and liabilities into U.S. dollars in the consolidated financial statements.

Inflation
Inflation has only a moderate effect on the Company's expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase operating, voyage, general and administrative, and financing costs.

Interest Rate Swap Agreements
In February 2013, Frontline 2012 entered into six interest rate swaps with Nordea Bank whereby the floating interest rate on an original principal amount of $260 million of the then anticipated debt on 12 MR product tanker newbuildings was switched to fixed rate. These newbuildings were subsequently financed from the $466.5 million term loan facility. Credit risk exists to the extent that the counterparty is unable to perform under the contracts, but this risk is considered remote as the counterparty is a bank, which participates in the loan facility to which the interest rate swaps are related. The Company recorded a mark to market loss on these interest swaps of $4.5 million in 2015 (2014: loss of $8.8 million).

Bunker swap agreements
From time to time, the Company may enter into bunker swap agreements to hedge the cost of its fuel costs. In August 2015, the Company entered into four bunker swap agreements whereby the fixed rate on 4,000 metric tons per calendar month was switched to a floating rate. The Company is then exposed to fluctuations in bunker prices, as the cargo contract price is based on an assumed bunker price for the trade. There is no guarantee that the hedge removes all the risk from the bunker exposure, due to possible differences in location and timing of the bunkering between the physical and financial position. The fair value of these swaps at December 31, 2015 was a payable of $4.1 million (2014: nil). A non-cash mark to market loss of $2.3 million was recorded in 2015 (2014: nil).

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

a)   Disclosure Controls and Procedures

Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this annual report as of December 31, 2015. Based upon that evaluation, the principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective as of the evaluation date.

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

Our management with the participation of our principal executive officer and principal financial officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31, 2015. Based upon that evaluation, our management with the participation of our principal executive officer and principal financial officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2015.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2015 has been audited by PricewaterhouseCoopers AS, an independent registered public accounting firm, as stated in their report which appears herein.

Management has excluded Frontline 2012 and its subsidiaries from its assessment of internal control over financial reporting as of December 31, 2015, because it was acquired by the company in a reverse business acquisition November 30, 2015. Frontline 2012 is a wholly owned subsidiary of the Company whose total assets were 58% and total revenues were 90% of the related consolidated financial statement amounts as of and for the year ended December 31, 2015.

c)   Attestation Report of Independent Registered Public Accounting Firm

The independent registered public accounting firm that audited the consolidated financial statements, PricewaterhouseCoopers AS, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2015, appearing under Item 18, and such report is incorporated herein by reference.

d)   Changes in internal control over financial reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board has determined that Mrs. Kate Blankenship is an independent director and audit committee financial expert.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Company's principal accountant for 2015 and 2014 was PricewaterhouseCoopers AS. The following table sets forth for the two most recent fiscal years the fees paid or accrued for audit and services provided by PricewaterhouseCoopers AS to the Company. The amounts below do not include fees related to audit services rendered for Frontline 2012 prior to the Merger on November 30, 2015.

(in thousands of $)	2015	2014
Audit Fees (a)	1,276	1,324
Audit-Related Fees (b)	—	—
Tax Fees (c)	—	—
All Other Fees (d)	—	—
Total	1,276	1,324

(a)  Audit Fees

Audit fees represent professional services rendered for the audit of our annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements. The amount in 2015 includes $83,000 (2014: $131,000) for costs incurred in connection with the ATM offering and $296,000 (2014: nil) for costs incurred in connection with the Merger.

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

The Company's Board has adopted pre-approval policies and procedures in compliance with paragraph (c) (7)(i) of Rule 2-01 of Regulation S-X that require the Board to approve the appointment of the independent auditor of the Company before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company. All services provided by the principal auditor in 2015 were approved by the Board pursuant to the pre-approval policy.

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

ITEM 16G. CORPORATE GOVERNANCE

Pursuant to an exception under the NYSE listing standards available to foreign private issuers, we are not required to comply with all of the corporate governance practices followed by U.S. companies under the NYSE listing standards, which are available at www.nyse.com.  Pursuant to Section 303.A.11 of the NYSE Listed Company Manual, we are required to list the significant differences between our corporate governance practices and the NYSE standards applicable to listed U.S. companies. Set forth below is a list of those differences:

•
Independence of Directors. The NYSE requires that a U.S. listed company maintain a majority of independent directors. As permitted under Bermuda law and our bye-laws, one member of our Board, Mrs. Kate Blankenship, is independent according to the NYSE's standards for independence applicable to a foreign private issuer.

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

1.3*	Certificate of Deposit of Memorandum of Increase of Share Capital, incorporated by reference to Exhibit 1.3 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2014.

1.4	Certificate of Deposit of Memorandum of Reduction of Issued Share Capital, dated February 3, 2016.

2.1	Form of Ordinary Share Certificate.

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

4.11*	Exchange Agreement dated October 11, 2013, incorporated by reference to Exhibit 4.20 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2013.

4.12*	Exchange Agreement dated October 28, 2014, incorporated by reference to Exhibit 4.21 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2014.

4.13*	Exchange Agreement dated December 16, 2014, incorporated by reference to Exhibit 4.22 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2014.

4.14*
Agreement and Plan of Merger, dated July 1, 2015, among Frontline Ltd., Frontline Acquisition Ltd. and Frontline 2012 Ltd. (attached as Exhibit 99.1 to the Company’s Current Report on Form 6-K, dated July 2, 2015 and incorporated herein by reference).

4.15*
Voting Agreement, dated as of July 1, 2015, by and among Frontline Ltd., Frontline 2012 Ltd., and the shareholders party thereto (attached as Exhibit 99.2 to the Company’s Current Report on Form 6-K, dated July 2, 2015 and incorporated herein by reference).

4.16	Addendum No. 8 to Charter Ancillary Agreement between Frontline Ltd., Ship Finance International Limited and Frontline Shipping Ltd., dated June 5, 2015.

8.1	Subsidiaries of the Company.

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

13.1	Certification of the Principal Executive Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Principal Financial Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm

*	Incorporated herein by reference.

101.	INS*	XBRL	Instance Document
101.	SCH*	XBRL	Taxonomy Extension Schema

101.	CAL*	XBRL	Taxonomy Extension Schema Calculation Linkbase
101.	DEF*	XBRL	Taxonomy Extension Schema Definition Linkbase
101.	LAB*	XBRL	Taxonomy Extension Schema Label Linkbase
101.	PRE*	XBRL	Taxonomy Extension Schema Presentation Linkbase

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Frontline Ltd.
(Registrant)

Date: March 21, 2016	By:	/s/ Inger M. Klemp
	Name:	Inger M. Klemp
	Title:	Principal Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Frontline Ltd.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, consolidated statements of comprehensive income, consolidated statements of cash flows and consolidated statements of changes in equity present fairly, in all material respects, the financial position of Frontline Ltd. and its subsidiaries at December 31, 2015 and December 31, 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Controls Over Financial Reporting appearing under item 15(b) of Frontline Ltd.’s Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our audits (which was an integrated audit in 2015). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

As described in Management’s Report on Internal Control over Financial Reporting, management has excluded Frontline 2012 Limited and its subsidiaries ("Frontline 2012") from its assessment of internal control over financial reporting as of December 31, 2015 because it was acquired by the Company in a reverse business acquisition on November 30, 2015. We have also excluded Frontline 2012 from our audit of internal control over financial reporting. Frontline 2012 is a 100%-owned subsidiary whose total assets and total operating revenue represent 58% and 90%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2015.

/s/PricewaterhouseCoopers AS

PricewaterhouseCoopers AS
Oslo, Norway
March 21, 2016

Frontline Ltd.
Consolidated Statements of Operations for the years ended December 31, 2015, 2014 and 2013
(in thousands of $, except per share data)

	2015	2014	2013
Operating revenues
Time charter revenues	121,091	37,928	39,517
Voyage charter revenues	331,388	202,283	94,383
Finance lease interest income	577	—	—
Other income	5,878	1,615	—
Total operating revenues	458,934	241,826	133,900
Gain on cancellation and sale of newbuilding contracts	108,923	68,989	57,271
Operating expenses
Voyage expenses and commission	109,706	103,708	63,438
Ship operating expenses	64,357	49,607	32,983
Charter hire expenses	43,387	—	—
Administrative expenses	10,582	4,943	3,851
Depreciation	52,607	31,845	25,144
Total operating expenses	280,639	190,103	125,416
Net operating income	287,218	120,712	65,755
Other income (expenses)
Interest income	47	118	29
Interest expense	(17,621)	(7,421)	(12,044)
Gain on sale of shares	—	16,850	—
Share of results from associated company and gain on equity interest	2,727	16,064	8,783
Impairment loss on shares	(10,507)	—	—
Foreign currency exchange gain (loss)	134	18	(6)
Mark to market (loss) gain on derivatives	(6,782)	(8,779)	7,083
Other non-operating items, net	320	(148)	(101)
Net other (expenses) income	(31,682)	16,702	3,744
Net income before income taxes and non-controlling interest	255,536	137,414	69,499
Income tax expense	(150)	—	—
Net income from continuing operations	255,386	137,414	69,499
Net loss from discontinued operations	(131,006)	(51,159)	—
Net income	124,380	86,255	69,499
Net loss attributable to non-controlling interest	30,244	63,214	—
Net income attributable to the Company	154,624	149,469	69,499

Basic and diluted earnings per share attributable to the Company from continuing operations	$2.13	$1.10	$0.61
Basic and diluted (loss) earnings per share attributable to the Company from discontinued operations	$(0.84)	$0.10	$—
Basic and diluted earnings per share attributable to the Company	$1.29	$1.19	$0.61
Cash dividends per share declared, as restated for reverse business acquisition and reverse share split	$0.25	$4.46	$0.64

Details of the impact of the reverse business acquisition and the reverse share split on the number of shares are given in Note 28.

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline Ltd.
Consolidated Statements of Comprehensive Income for the years ended December 31, 2015, 2014 and 2013
(in thousands of $)

	2015	2014	2013
Comprehensive income, net of tax
Net income	124,380	86,255	69,499
Unrealized losses from marketable securities	(213)	—	—
Foreign currency translation losses	(170)	—	—
Other comprehensive loss, net of tax	(383)	—	—
Comprehensive income	123,997	86,255	69,499

Comprehensive loss attributable to non-controlling interest	(30,244)	(63,214)	—
Comprehensive income attributable to the Company	154,241	149,469	69,499
Comprehensive income	123,997	86,255	69,499

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline Ltd.
Consolidated Balance Sheets as of December 31, 2015 and 2014
(in thousands of $)

	2015	2014
ASSETS
Current Assets
Cash and cash equivalents	264,524	235,801
Restricted cash	368	35,800
Marketable securities	13,853	—
Trade accounts receivable, net	57,367	13,324
Related party receivables	10,234	3,457
Other receivables	29,121	19,545
Inventories	25,779	19,137
Voyages in progress	52,167	21,588
Prepaid expenses and accrued income	4,315	2,928
Current portion of investment in finance lease	9,329	—
Other current assets	408	2,126
Current assets held for distribution	—	83,202
Total current assets	467,465	436,908
Long-term assets
Newbuildings	266,233	227,050
Vessels and equipment, net	1,189,198	861,919
Vessels and equipment under capital lease, net	694,226	—
Investment in associated company	—	59,448
Deferred charges	3,186	4,763
Other long term assets	417	1,678
Investment in finance lease	40,656	—
Goodwill	225,273	—
Long-term assets held for distribution	—	910,002
Total assets	2,886,654	2,501,768
LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	57,575	44,052
Current portion of obligations under capital leases	89,798	—
Related party payables	28,720	3,422
Trade accounts payable	9,500	2,580
Accrued expenses	29,689	11,744
Value of unfavorable time charter contracts	6,799	—
Derivative instruments payable	4,081	—
Other current liabilities	15,875	140,630
Current liabilities held for distribution	—	34,779
Total current liabilities	242,037	237,207
Long-term liabilities
Long-term debt	748,881	473,523
Obligations under capital leases	446,553	—
Other long-term liabilities	2,840	—
Long-term liabilities held for distribution	—	343,688

Total liabilities	1,440,311	1,054,418
Commitments and contingencies
Equity
Share capital (2015: 781,937,649 shares; 2014: 635,205,000 shares. All shares are issued and outstanding at par value $1.00.)	781,938	635,205
Treasury shares (2014: 17,319,898 shares)	—	(50,397)
Additional paid in capital	109,386	382,373
Contributed surplus	474,129	—
Accumulated other comprehensive loss	(383)	—
Retained earnings	81,212	156,399
Total equity attributable to the Company	1,446,282	1,123,580
Non-controlling interest	61	323,770
Total equity	1,446,343	1,447,350
Total liabilities and equity	2,886,654	2,501,768

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline Ltd.
Consolidated Statements of Cash Flows for the years ended December 31, 2015, 2014 and 2013
(in thousands of $)

	2015	2014	2013
Net income	124,380	86,255	69,499
Net loss from discontinued operations	131,006	51,159	—
Net income from continuing operations	255,386	137,414	69,499
Adjustments to reconcile net income from continuing operations to net cash provided by operating activities:
Depreciation	52,607	31,845	25,144
Amortization of deferred charges	1,917	677	2,085
Gain on cancellation and sale of newbuilding contracts	(108,923)	(68,989)	(57,271)
Gain on sale of shares	—	(16,850)	—
Amortization of time charter contract value	816	2,822	2,822
Share of results from associated company and gain on equity interest	(2,727)	(16,064)	(8,783)
Debt modification fees paid	—	(2,640)	—
Impairment loss on shares	10,507	—	—
Mark to market loss (gain) on derivatives	3,618	5,765	(7,425)
Dividends received from Avance Gas	4,101	7,052	—
Other, net	1,015	339	50
Changes in operating assets and liabilities, net of acquisition:
Trade accounts receivable	(21,037)	(6,116)	(4,051)
Other receivables	(5,049)	1	(428)
Inventories	9,367	(2,917)	(2,844)
Voyages in progress	15,505	(10,021)	(1,182)
Prepaid expenses and accrued income	5,892	(1,494)	(514)
Other current assets	(405)	—	—
Trade accounts payable	2,832	145	(5)
Accrued expenses	(7,771)	(2,443)	6,441
Related party balances	(8,601)	(1,715)	(189)
Other current liabilities	5,574	1,169	(492)
Other	(868)	—	—
Cash (used in) provided by operating activities of discontinued operations	(6,410)	661	—
Net cash provided by operating activities	207,346	58,641	22,857
Investing activities
Change in restricted cash	35,713	(35,800)	—
Additions to newbuildings, vessels and equipment	(786,772)	(202,231)	(189,341)
Refund of newbuilding installments and interest	58,793	173,840	144,592
Sale proceeds received in advance	—	139,200	—
Proceeds from sale of newbuilding vessels	456,366	—	—
Cash acquired on merger with Frontline 2012	87,443	—	—
Investment in associated companies	—	—	(104,062)
Net proceeds from sale of shares in associated company	—	57,140	—
Cash used in investing activities of discontinued operations	(310,822)	(195,658)	(135,404)
Net cash used in investing activities	(459,279)	(63,509)	(284,215)
Financing activities
Net proceeds from issuance of shares	—	—	527,791

Proceeds from long-term debt	659,700	124,000	45,500
Repayment of long-term debt	(427,338)	(198,889)	(93,931)
Payment of obligations under finance leases	(5,491)	—	—
Lease termination receipt	3,266	—	—
Payment of related party loan note	(112,687)	—	—
Debt fees paid	(485)	(500)	(1,538)
Cash dividends paid	(39,228)	(36,969)	(1,439)
Acquisition of treasury shares	—	(50,397)	—
Cash provided by financing activities of discontinued operations	141,775	116,819	—
Net cash provided by (used in) financing activities	219,512	(45,936)	476,383
Net change in cash and cash equivalents	(32,421)	(50,804)	215,025
Net change in cash balances included in held for distribution	61,144	(61,144)	—
Cash and cash equivalents at beginning of year	235,801	347,749	132,724
Cash and cash equivalents at end of year	264,524	235,801	347,749

Supplemental disclosure of cash flow information:
Interest paid, net of interest capitalized	17,544	8,744	9,576
Income taxes paid	—	—	—

Details of non-cash investing and financing activities in the years ended December 31, 2015, 2014 and 2013 are given in Notes 6 and 32.

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline Ltd.
Consolidated Statements of Changes in Equity for the years ended December 31, 2015, 2014 and 2013
(in thousands of $, except number of shares)

	2015	2014	2013
Number of shares outstanding
Balance at the beginning of the year	635,205,000	635,205,000	397,800,000
Shares issued	—	—	237,405,000
Treasury shares cancelled	(17,319,898)	—	—
Cancellation of shares held by the Company prior to the Merger	(34,323,000)	—	—
Effect of reverse business acquisition	198,375,547	—	—
Balance at the end of the year	781,937,649	635,205,000	635,205,000

Share capital
Balance at the beginning of the year	635,205	635,205	397,800
Shares issued	—	—	237,405
Treasury shares cancelled	(17,320)	—	—
Cancellation of shares held by the Company prior to the Merger	(34,323)	—	—
Effect of reverse business acquisition	198,376	—	—
Balance at the end of the year	781,938	635,205	635,205

Treasury shares
Balance at the beginning of the year	(50,397)	—	—
Shares purchased	—	(50,397)	—
Shares cancelled	50,397	—	—
Balance at the end of the year	—	(50,397)	—

Additional paid in capital
Balance at the beginning of year	382,373	382,373	91,987
Shares issued	—	—	290,386
Gain attributable to change in non-controlling ownership	27,485	—	—
Stock dividend	(187,784)	—	—
Effect of reverse business acquisition	361,441	—	—
Transfer to contributed surplus	(474,129)	—	—
Balance at the end of year	109,386	382,373	382,373

Contributed surplus
Balance at the beginning of year	—	—	—
Transfer from additional paid in capital	474,129	—	—
Balance at the end of year	474,129	—	—

Accumulated other comprehensive loss
Balance at the beginning of year	—	—	—
Other comprehensive loss	(383)	—	—
Balance at the end of year	(383)	—	—

Retained earnings
Balance at the beginning of year	156,399	45,579	(360)
Net income	154,624	149,469	69,499
Cash dividends	(39,228)	(38,649)	(1,439)

Stock dividends	(190,583)	—	(22,121)
Balance at the end of year	81,212	156,399	45,579

Total equity attributable to the Company	1,446,282	1,123,580	1,063,157

Non-controlling interest
Balance at the beginning of year	323,770	—	—
Arising at date of acquisition	—	386,984	—
Impact of sale of shares in subsidiary	(27,485)	—	—
Net loss	(30,244)	(63,214)	—
Impact of de-consolidation	(265,980)	—	—
Balance at the end of year	61	323,770	—

Total equity	1,446,343	1,447,350	1,063,157

See accompanying Notes that are an integral part of these Consolidated Financial Statements

Frontline Ltd.
Notes to the Consolidated Financial Statements

1.	ORGANIZATION AND BUSINESS

Historical Structure of the Company

Frontline Ltd., the Company or Frontline, is an international shipping company incorporated in Bermuda as an exempted company under the Bermuda Companies Law of 1981 on June 12, 1992. The Company's ordinary shares are listed on the New York Stock Exchange and the Oslo Stock Exchange under the symbol of "FRO".

A resolution was approved at the Company’s Special Meeting of Shareholders on January 29, 2016, to effect a capital reorganization with effect from February 3, 2016, for a 1-for-5 reverse share split of the Company’s ordinary shares and to reduce the Company’s authorized share capital from $1,000,000,000 divided into 1,000,000,000 shares of $1.00 par value each to $500,000,000 divided into 500,000,000 shares of $1.00 par value each. Share capital amounts in the balance sheet as of December 31, 2015 and 2014 have not been restated for the 1-for-5 reverse share split, however, retrospective treatment has been applied to the calculation of earnings per share.

On July 1, 2015, the Company, Frontline Acquisition Ltd, or Frontline Acquisition, a newly formed and wholly-owned subsidiary of the Company, and Frontline 2012 Ltd, or Frontline 2012, entered into an agreement and plan of merger, (as amended from time to time, the "Merger Agreement") pursuant to which Frontline Acquisition and Frontline 2012 agreed to enter into a merger transaction, or the Merger, with Frontline 2012 as the surviving legal entity and thus becoming a wholly-owned subsidiary of the Company. For accounting purposes, the acquisition of Frontline 2012 has been treated as a reverse business acquisition. The Merger was completed on November 30, 2015 and shareholders in Frontline 2012 received shares in the Company as merger consideration. One share in Frontline 2012 gave the right to receive 2.55 shares in the Company and 583.6 million shares were issued as merger consideration based on the total number of Frontline 2012 shares of 249.1 million less 6.8 million treasury shares held by Frontline 2012 and 13.46 million Frontline 2012 shares held by the Company, which were cancelled upon completion of the Merger. Because this transaction is accounted for as a reverse business acquisition, the financial statements included in this Form 20-F for the period through November 30, 2015 are those of Frontline 2012. The financial statements reflect the reverse business acquisition of the Company by Frontline 2012 for the period since November 30, 2015.

Frontline 2012 was incorporated in Bermuda on December 12, 2011. On December 16, 2011, Frontline 2012 completed a private placement of 100 million new ordinary shares of $2.00 par value at a subscription price of $2.85, raising $285.0 million in gross proceeds, subject to certain closing conditions. These conditions were subsequently fulfilled and Frontline 2012 was registered on the Norwegian Over The Counter list, or NOTC, in Oslo on December 30, 2011. Hemen Holding Ltd, or Hemen, a Cyprus holding company, indirectly controlled by trusts established by the Company's Chairman and President, Mr. Fredriksen, for the benefit of his immediate family, was allocated 50 million shares representing 50% of the share capital of Frontline 2012. The Company was allocated 8,771,000 shares, representing approximately 8.8% of the share capital of Frontline 2012.

On December 30, 2011, Frontline 2012 acquired five very large crude carrier, or VLCC, newbuilding contracts, six modern VLCCs, including one on time charter, and four modern Suezmax tankers from the Company at fair market value of $1,120.7 million. Frontline 2012 paid $128.9 million in cash and assumed $666.3 million in bank debt and $325.5 million in remaining new building commitments. Frontline 2012 accounted for the purchase of assets from the Company as a business combination after determining that Frontline 2012 acquired a business and not a group of assets.

As of December 31, 2015, Hemen was the Company's largest shareholder, owning 51.7% of the Company's outstanding shares.

Business

The Company operates oil tankers of two sizes: VLCCs, which are between 200,000 and 320,000 dwt, and Suezmax tankers, which are vessels between 120,000 and 170,000 dwt, and operates clean product tankers of two sizes: MR tankers, which are approximately 50,000 dwt, and LR2 tankers, which range in size from 111,000 to 115,000 dwt. The Company operates through subsidiaries and partnerships located in Bermuda, India, the Philippines, Liberia, Norway, the United Kingdom and Singapore. The Company is also involved in the charter, purchase and sale of vessels.

As of December 31, 2015, the Company's fleet consists of 88 vessels, including newbuildings, with an aggregate capacity of approximately 15 million dwt. The Company's operating fleet consists of (i) 24 vessels that it owns (six VLCCs, eight Suezmax tankers and ten product tankers), (ii) 15 vessels that are under capital leases (13 VLCCs and two Suezmax tankers) of which one VLCC was redelivered in February 2016 and was chartered-in for an additional period of 12 months including extension options, (iii) one VLCC that is recorded as an investment in a finance lease, (iv) three vessels chartered-in for periods of 12 months including extension options (one VLCC and two Suezmax tankers), (v) nine vessels that are under our commercial management (two Suezmax tankers and seven product/crude oil tankers), (vi) seven product tankers that are chartered-in on short term time charters with a remaining duration of less than one year with options to extend, and (vii) one VLCC where cost/revenue is split 50/50 with a third party. The Company also has a newbuilding program of 28 vessels, comprised of six VLCCs, eight Suezmax tankers and 14 LR2s.

2.	ACCOUNTING POLICIES

Basis of presentation
The accompanying consolidated financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles. On November 30, 2015, a wholly-owned subsidiary of the Company acquired Frontline 2012. This transaction has been accounted for as a reverse business acquisition in which Frontline 2012 is treated as the accounting acquirer, primarily because Frontline 2012’s shareholders owned 74.6% of the Company's ordinary shares upon completion of the Merger. As a result, the historical financial statements of Frontline 2012 became the historical financial statements of the Company as of the completion of the Merger. Therefore, the results for the years ended December 31, 2014 and December 31, 2013 reflect the operations and cash flows of Frontline 2012 only and the balance sheet at December 31, 2014 reflects the financial position of Frontline 2012 only. The results of operations and cash flows for the Company, the acquired company for accounting purposes, are included in the consolidated financial statements from November 30, 2015, the date on which the Merger was completed. Amounts shown as "Acquired upon the merger with Frontline 2012" in these financial statements are those of the Company due to the fact that Frontline 2012 was determined to be the accounting acquirer in the Merger.

Use of estimates
The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions impact, among others, the following: vessels and obligations under capital leases, the amount of uncollectible accounts and accounts receivable, the amount to be paid for certain liabilities, including contingent liabilities, the amount of costs to be capitalized in connection with the construction of our newbuildings and the lives of our vessels. Actual results could differ from those estimates.

Fair values
We have determined the estimated fair value amounts presented in these consolidated financial statements using available market information and appropriate methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. The estimates presented in these consolidated financial statements are not necessarily indicative of the amounts that we could realize in a current market exchange. Estimating the fair value of assets acquired and liabilities assumed in a business combination requires the use of estimates and significant judgments, among others, the following: the expected revenues earned by vessels held under capital lease and the operating costs (including dry docking costs) of those vessels, the expected contingent rental expense, if applicable, to be included in obligations under capital lease, the discount rate used in cash flow based valuations, the market assumptions used when valuing acquired time charter contracts and the value of contingent claims. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Principles of consolidation
The consolidated financial statements include the accounts for us and our wholly-owned subsidiaries. Intercompany accounts and transactions have been eliminated on consolidation. The operating results of acquired companies are included in our consolidated statement of operations from the date of acquisition.

For investments in which we own 20% to 50% of the voting shares and have significant influence over the operating and financial policies, the equity method of accounting is used. Accordingly, our share of the earnings and losses of these companies are included in the share of income (losses) in equity investments in the accompanying consolidated statements of operations.

Discontinued operations
We believe that the disposal of a component of an entity or a group of components of an entity shall be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. Frontline 2012 determined that the stock dividend of 75.4 million shares in Golden Ocean in June 2015 represented a significant strategic shift in Frontline 2012's business and has, therefore, recorded the results of its dry bulk operations as discontinued operations in the years ended December 31, 2015 and 2014. The balance sheet at December 31, 2014 and the statement of cash flows for the years ended December 31, 2015, 2014 and 2013 have also been presented on a discontinued operations basis.

Foreign currency translation
Our functional currency is the U.S. dollar. Exchange gains and losses on translation of our net equity investments in subsidiaries are reported as a separate component of accumulated other comprehensive loss in shareholders’ equity. Foreign currency transaction gains and losses are recorded in the consolidated statement of operations.

Cash and cash equivalents
For the purposes of the consolidated balance sheet and the consolidated statement of cash flows, all demand and time deposits and highly liquid, low risk investments with original maturities of three months or less are considered equivalent to cash.

Restricted cash and investments
Restricted cash consists of a bank deposit, which may only be used for certain purposes and is held under a contractual arrangement.

Marketable securities
Marketable equity securities held by the Company are considered to be available-for-sale securities and as such are carried at fair value. Any resulting unrealized gains and losses, net of deferred taxes if any, are recorded as a separate component of other comprehensive income in equity unless the securities are considered to be other than temporarily impaired, in which case unrealized losses are recorded in the consolidated statement of operations as impairment loss on shares.

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

Each of the Company's capital leases were acquired as a result of the Merger and contain a profit share (contingent rental expense), which was reflected in the fair valuation of the obligations under capital lease at the date of the Merger. Any variations in the estimated profit share expense as compared to actual profit share expense incurred will be accounted for as contingent rental income or expense and will be taken to the statement of operations in the period in which it becomes realizable and recorded within 'Contingent rental (income) expense'. There were no such payments in 2015 subsequent to the Merger.

Depreciation of vessels and equipment under capital lease is included within "Depreciation" in the consolidated statement of operations. Vessels and equipment under capital lease are depreciated on a straight-line basis over the vessels' remaining economic useful lives or on a straight-line basis over the term of the lease.

Newbuildings
The carrying value of the vessels under construction, or Newbuildings, represents the accumulated costs to the balance sheet date which the Company has had to pay by way of purchase installments and other capital expenditures together with capitalized interest and associated finance costs. No charge for depreciation is made until the vessel is available for use.

Goodwill
Goodwill arising from a business combination, being the value of purchase consideration in excess of amounts allocable to identifiable assets and liabilities is not amortized and is subject to annual review for impairment or more frequently should indications of impairment arise. For purposes of performing the impairment test of goodwill, we have established that the Company has one reporting unit: tankers. Impairment of goodwill in excess of amounts allocable to identifiable assets and liabilities is determined using a two-step approach, initially based on a comparison of the fair value of the reporting unit to the book value of its net assets; if the fair value of the reporting unit is lower than the book value of its net assets, then the second step compares the implied fair value of the Company's goodwill with its carrying value to measure the amount of the impairment.

Interest expense
Interest costs are expensed as incurred except for interest costs that are capitalized. Interest expenses are capitalized during construction of newbuildings based on accumulated expenditures for the applicable project at the Company's current rate of borrowing. The amount of interest expense capitalized in an accounting period shall be determined by applying an interest rate, or the capitalization rate, to the average amount of accumulated expenditures for the asset during the period. The capitalization rates used in an accounting period shall be based on the rates applicable to borrowings outstanding during the period. The Company does not capitalize amounts beyond the actual interest expense incurred in the period.

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

Impairment of long-lived assets
The carrying values of long-lived assets held and used by the Company and newbuildings are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Such indicators may include depressed spot rates, depressed second hand tanker values and issues at the shipyard. The Company assesses recoverability of the carrying value of each asset or newbuilding on an individual basis by estimating the future net cash flows expected to result from the asset, including eventual disposal. In developing estimates of future cash flows, the Company must make assumptions about future performance, with significant assumptions being related to charter rates, ship operating expenses, utilization, drydocking requirements, residual values, the estimated remaining useful lives of the vessels and the probability of lease terminations for the vessels held under capital lease. These assumptions are based on historical trends as well as future expectations. If the future net undiscounted cash flows are less than the carrying value of the asset, or the current carrying value plus future newbuilding commitments, an impairment loss is recorded equal to the difference between the asset's or newbuildings carrying value and fair value. In addition, long-lived assets to be disposed of are reported at the lower of carrying amount and fair value less estimated costs to sell.

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

Revenue and expense recognition
Revenues and expenses are recognized on the accruals basis. Revenues are generated from voyage charters, time charters and a finance lease. Voyage revenues are recognized ratably over the estimated length of each voyage and, therefore, are allocated between reporting periods based on the relative transit time in each period. Voyage expenses are recognized as incurred. Probable losses on voyages are provided for in full at the time such losses can be estimated. Time charter revenues are recorded over the term of the charter as a service is provided. When the time charter is based on an index, the Company recognizes revenue when the index has been determined. The Company uses a discharge-to-discharge basis in determining percentage of completion for all spot voyages and voyages servicing contracts of affreightment whereby it recognizes revenue ratably from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. However, the Company does not recognize revenue if a charter has not been contractually committed to by a customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

Revenues and voyage expenses of the vessels operating in pool arrangements are pooled and the resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula on the basis of the number of days a vessel operates in the pool. The pool participants are responsible for paying voyage expenses. Adjustments between the pool participants are settled on a quarterly basis. Pool revenues are reported as voyage charter revenues for all periods presented.

Rental payments from the Company's sales-type lease are allocated between lease service revenue, lease interest income and repayment of net investment in leases. The amount allocated to lease service revenue is based on the estimated fair value, at the time of entering the lease agreement, of the services provided which consist of ship management and operating services.

Gain on cancellation and sale of newbuilding contracts
Gain on cancellation and sale of newbuilding contracts relate to gains arising on (i) the cancellation of newbuilding contracts, which are considered to be contingent gains, and are recognized when the gain is virtually certain which is generally on a cash basis, and (ii) the sale of newbuilding contracts, which are recognized when we are reasonably assured that substantially all of the risks of the newbuilding contract have been transferred.

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

Derivatives
Interest rate and bunker swaps
The Company enters into interest rate and bunker swap transactions from time to time to hedge a portion of its exposure to floating interest rates and movements in bunker prices. These transactions involve the conversion of floating rates into fixed rates over the life of the transactions without an exchange of underlying principal. The fair values of the interest rate and bunker swap contracts are recognized as assets or liabilities. None of the interest rate and bunker swaps qualify for hedge accounting and changes in fair values are recognized in 'Mark to market gain (loss) on derivatives' in the consolidated statement of operations. Cash outflows and inflows resulting from derivative contracts are presented as cash flows from operations in the consolidated statement of cash flows.

Earnings per share
Basic earnings per share is computed based on the income available to common shareholders and the weighted average number of shares outstanding. Diluted earnings per share includes the effect of the assumed conversion of potentially dilutive instruments.

3.	RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09 - Revenue from Contracts with Customers (“ASU 2014-09”), a comprehensive revenue recognition model that supersedes the current revenue recognition requirements and most industry-specific guidance. The underlying core principle of ASU 2014-09 is that a company should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration it expects to be entitled to in exchange for those goods or services. ASU 2014-09 will be effective for the first interim period within annual reporting periods beginning after December 15, 2017, and allows adoption either under a full retrospective or a modified retrospective approach. Early adoption is permitted, but no earlier than annual reporting periods beginning after December 15, 2016. The Company is currently considering the impact of these amendments on its consolidated financial statements.

In April 2015, the FASB issued ASU 2015-03, which changes the presentation of debt issuance costs in the balance sheet as a direct deduction from the carrying amount of the related debt rather than as an asset. The guidance is effective for interim and annual periods beginning after December 15, 2015, with early adoption permitted, and must be applied on a retrospective basis to all prior periods presented in the financial statements. The amendments in this Update will affect the Company for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The Company had debt issuance costs of $3.2 million at December 31, 2015 (December 31, 2014: $4.8 million), which would be required to be presented as a deduction from the carrying amount of its debt.

In July 2015, the FASB issued ASU 2015-11-Inventory (Topic 330)-Simplifying the Measurement of Inventory, which applies to inventory that is measured using first-in, first-out (FIFO) or average cost. An entity should measure inventory within the scope of this Update at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Subsequent measurement is unchanged for inventory measured using LIFO or the retail inventory method. The amendments in this Update more closely align the measurement of inventory in GAAP with the measurement of inventory in IFRS. The amendments in this Update will affect the Company for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The Company does not expect these amendments to have a significant impact on its consolidated financial statements.

In August 2015, the FASB issued ASU 2015-15 Interest-Imputation of Interest (Subtopic 835-30) Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements. Amendments to SEC Paragraphs Pursuant to Staff Announcement at June 18, 2015. This Update made certain amendments to Subtopic 835-30 concerning Interest-Imputation of Interest and Other Presentation Matters. The amendments in this Update will affect the Company for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The Company does not expect these amendments to have a significant impact on its consolidated financial statements.

In September 2015, the FASB issued ASU 2015-16 Business combinations (Topic 805) - Simplifying the Accounting for Measurement-Period Adjustments. The amendments in the Update require that the acquirer recognize adjustments to provisional amounts recognized in a business combination that are identified during the measurement period in the reporting period in which the adjustment amount is determined. The acquirer is required to also record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. In addition, an entity is required to present separately on the face of the income statement or disclose in the notes to the financial statements the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. The amendments in this Update will affect the Company for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The Company may have measurement-period adjustments following the Merger but is unable to quantify the effect of any such adjustments on its consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01 Financial instruments - Overall (Subtopic 825-10) - Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this Update require all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The amendments in this Update also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition, the amendments in this Update eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities and the requirement for to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public business entities. The amendments in this Update will affect the Company for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The Company is currently considering the impact of these amendments on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02 - Leases (Topic 842). The amendments in this update require that lessees recognize a right-of-use asset and a lease liability for all leases except those that meet the definition of a short-term lease. A dual model was retained for income statement purposes, requiring leases to be classified as either operating or finance. Operating leases will result in straight-line expense (similar to current operating leases) while finance leases will result in a front-loaded expense pattern (similar to current capital leases). The amendments in this Update are effective for the Company for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. The Company is currently considering the impact of these amendments on its consolidated financial statements.

4. MERGER WITH FRONTLINE 2012

The Transaction

On July 1, 2015, the Company, Frontline Acquisition and Frontline 2012 entered into a Merger Agreement pursuant to which Frontline Acquisition and Frontline 2012 agreed to enter the Merger, with Frontline 2012 as the surviving legal entity and thus becoming a wholly-owned subsidiary of the Company. The Merger was completed on November 30, 2015 and shareholders in Frontline 2012 received shares in the Company as merger consideration. One share in Frontline 2012 gave the right to receive 2.55 shares in the Company and 583.6 million shares were issued as merger consideration based on the total number of Frontline

2012 shares of 249.1 million less 6.8 million treasury shares held by Frontline 2012 and 13.46 million Frontline 2012 shares held by the Company, which were cancelled upon completion of the Merger. Following completion of the Merger, existing shareholders of the Company and Frontline 2012 owned 25.4% and 74.6%, respectively, of the Company.

Prior to the merger announcement, the Hemen and certain of its affiliates, owned approximately 13% of the common shares in the Company, approximately 59% of the ordinary shares in Frontline 2012, and approximately 37% of the ordinary shares in Ship Finance International Limited, or Ship Finance. Prior to the merger announcement, Ship Finance owned approximately 28% of the common shares in the Company. Approval of the Merger required that a minimum of 75% of the voting Frontline 2012 shareholders and 50% of the voting Company shareholders voted in favor of the Merger. In connection with the special general meetings of the Company and Frontline 2012, Hemen and Ship Finance entered into voting agreements to vote all of their respective shares in favor of the Merger. Following completion of the Merger, Hemen and Ship Finance, own 51.7% and 7.0%, respectively, of the Company's outstanding shares.

Accounting for the Merger

The Merger has been accounted for as a business combination using the acquisition method of accounting under the provisions of ASC 805, with Frontline 2012 selected as the accounting acquirer under this guidance. The factors that were considered in determining that Frontline 2012 should be treated as the accounting acquirer were the relative voting rights in the combined company, the composition of the board of directors in the combined company, the controlling interest of Hemen, the relative sizes of the Company and Frontline 2012, the composition of senior management of the combined company, the name of the combined company, the terms of exchange of equity interests and the continued stock exchange listings of the combined company. Management believes that the relative voting rights in the combined company, the composition of the board of directors in the combined company, the controlling interest of Hemen and the relative sizes of the Company and Frontline 2012 were the most significant factors in determining Frontline 2012 as the accounting acquirer.

The following represents the purchase price calculation (in thousands, total amounts may not recalculate due to rounding) and has not been restated for the 1-for-5 reverse share split:

(Number of shares in thousands)
Total number of Frontline 2012 shares	249,100
Cancellation of treasury shares	(6,792)
Cancellation of shares held by the Company	(13,460)
Number of Frontline 2012 shares qualifying for merger consideration	228,848
Frontline 2012 shares that would be issued to maintain combined company shareholdings (1)	77,794
Total number of Frontline 2012 shares if it was the legal acquirer	306,642

1.
As Frontline 2012 shareholders own approximately 74.6% of the combined company, it is calculated that Frontline 2012 would issue approximately 77,794,000 shares in order to retain a 74.6% shareholding if it was the legal acquirer.

(in thousands of $)
Frontline 2012 shares that would be issued to maintain combined company shareholdings	77,794
Closing Frontline 2012 share price on November 30, 2015	$7.18
Total estimated purchase price consideration	558,571

The following represents the calculation of goodwill arising and the allocation of the total purchase price to the estimated fair value and historic cost of assets acquired and fair value of liabilities assumed:

(in thousands of $)
Total estimated purchase price consideration	558,571
Fair value of net assets acquired and liabilities assumed	(333,298)
Goodwill	225,273

(in thousands of $)
Cash and cash equivalents	87,443
Current assets	145,601
Vessels and equipment, net	132,712
Vessels held under capital lease, net	706,219
Favorable newbuilding contracts	16,523
Investment in finance lease, long term portion	41,468
Short-term debt and current portion of long-term debt	(4,004)
Current portion of obligations under capital lease	(96,123)
Other current liabilities	(91,250)
Long-term debt	(52,516)
Obligations under capital lease, long term portion	(453,007)
Other non-current liabilities	(99,768)
Fair value of net assets acquired and liabilities assumed	333,298

The Company believes that the goodwill may be attributable, in part or in whole, to the following factors; the expected synergies from combining the operations of the Company and Frontline 2012, particularly in respect of the benefits of operating an enlarged oil tanker fleet and assembled workforce. Also, the exchange ratio for the merger was agreed between the Company and Frontline 2012 in June 2015. Due to passage of time from June 2015 until completion of the merger in November 2015, the increase in Frontline 2012's share price resulted in a increase in the purchase price consideration, which increased the goodwill amount that was recognized upon completion of the Merger.

Vessels and equipment, net
The two vessels acquired upon the Merger have been valued at fair value (level 2) based on the average of broker valuations from two different ship broker companies The brokers assess each vessel based on, among others, age, yard, deadweight capacity and compare this to market transactions. The fair value of the vessels less estimated residual value is depreciated on a straight-line basis over the vessels' estimated remaining economic useful lives in accordance with Frontline 2012's existing policy.

Favorable newbuilding contracts
In November 2015, the Company entered into an agreement to purchase two Suezmax tanker newbuilding contracts from Golden Ocean at a purchase price of $55.7 million per vessel. The vessels have delivery dates in the first half of 2017. The contracts were acquired as a result of the Merger and were fair valued (level 2) at $16.5 million being the excess of the estimated fair value of the contracts less the purchase price. The fair value of favorable newbuilding contracts was added to the carrying value of Newbuildings when the purchase of these contracts was completed in December 2015.

Vessels acquired with existing time charters
The value of a time charter contract acquired with a vessel is recognized separately to the value of the vessel. These contracts are fair valued (level 3) using an 'excess earnings' technique whereby the terms of the contract are assessed relative to current market conditions and they are recorded at the sum of the incremental or decremental cash flows arising over the life of the contracts. The Company acquired five unfavorable time charter contracts upon the Merger. The value of such contracts is amortized over the term of the contracts on a straight line basis.

Vessels under capital lease
Leases of vessels, where the Company has substantially all the risks and rewards of ownership, are classified as capital leases. The Company acquired nineteen vessels under capital lease upon the Merger, fifteen of which are leased from Ship Finance (one lease was terminated in December 2015) and require daily hire payments to Ship Finance of $20,000 and $15,000 for VLCCs and Suezmaxes, respectively, and a profit share payment (contingent rental expense) of 50% above the daily hire rates. The leasehold interest in these capital leased assets has been recorded at fair value (level 3) based on the discounted value of the expected cash flows from the vessels.

The obligations under these capital leases have been recorded at fair value (level 3) based on the net present value of the contractual lease payments and the estimated contingent rental expense that is expected to accrue over the terms of the leases. As of December 31, 2015, the Company has recorded total obligations under these capital leases of $536.4 million of which $309.9 million is in respect of the minimum contractual payments and $226.5 million is in respect of contingent rental expense.

Investment in finance leases
The Company acquired one sales-type lease as a result of the Merger. The fair value (level 3) of the leasehold interest is based on the expected future cash flows derived from the time charter out of the vessel over the remaining term of the lease. The difference between the gross investment in the lease and the sum of the present values of lease payments and residual value is recorded as finance lease interest income and is amortized to income over the period of the lease so as to produce a constant periodic rate of return on the net investment in the lease.

The Consolidated Statement of Operations for 2015 includes revenues of $43.5 million and net income of $9.8 million, which are attributable to the Company.

Unaudited Pro Forma Results

The following unaudited pro forma financial information presents the combined results of operations of the Company and Frontline 2012 as if the Merger had occurred as of the beginning of the years presented. The pro forma financial information is not intended to represent or be indicative of the consolidated results of operations or financial condition of the Company that would have been reported had the acquisition been completed as of the dates presented, and should not be taken as representative of the future consolidated results of operations or financial condition of the Company.

(in thousands $, except per share data)	2015	2014
Total operating revenues	934,670	777,436

Net income (loss) from continuing operations	269,352	(90,672)
Loss from discontinued operations	(131,006)	(51,159)
Net income (loss)	138,346	(141,831)
Net loss attributable to non-controlling interest	30,244	63,214
Net income (loss) attributable to the Company	168,590	(78,617)

Basic and diluted earnings per share;
Basic and diluted earnings (loss) per share attributable to the Company from continuing operations	$2.24	$(0.73)
Basic and diluted (loss) income per share attributable to the Company from discontinued operations	$(0.84)	$0.10
Basic and diluted earnings (loss) per share attributable to the Company	$1.40	$(0.63)

Amounts shown above for basic and diluted earnings per share reflect the 1-for-5 reverse share split in February 2016.

5. ACQUISITION OF GOLDEN OCEAN

The Transaction

On April 3, 2014, Frontline 2012 and Knightsbridge Shipping Limited (NASDAQ: VLCCF), renamed Golden Ocean Group Limited, or Golden Ocean, entered into an agreement pursuant to which Frontline 2012 sold all of the shares of five SPCs, each owning a cash balance and a Capesize newbuilding, to Golden Ocean. On April 23, 2014, the closing date of the transaction, Golden Ocean issued 15.5 million newly issued common shares to Frontline 2012 as consideration and Golden Ocean assumed $150.0 million in remaining newbuilding installments in connection with the SPCs. The SPCs had newbuilding costs and cash of $41.6 million and $43.4 million, respectively, at this time. Frontline 2012 also agreed to continue the performance guarantees given in favor of the yard until the delivery of each newbuilding for no consideration and, Golden Ocean agreed to hold Frontline 2012 harmless against any claim under the performance guarantee after the closing date of the transaction. Golden Ocean also had the right but not the obligation to sell the SPC back to Frontline 2012 if it reached a point whereby the newbuilding contract could be cancelled. All five newbuildings were delivered to Golden Ocean during 2014. Frontline 2012 owned approximately 31.6% of the total shares outstanding in Golden Ocean with a market value of $194.4 million as a consequence of this transaction and commenced equity accounting for this investment. Frontline 2012 recorded a gain of $74.8 million in 'Gain on cancellation and sale of newbuilding contracts', which has been included within income (loss) from discontinued operations, on the sale of the five SPCs, after elimination of $34.5 million representing 31.6% of the total gain of $109.3 million.

In April 2014, Frontline 2012 also agreed to sell twenty-five SPCs to Golden Ocean, each owning a fuel efficient dry bulk newbuilding. Thirteen of the SPCs were sold in September 2014 at which time Golden Ocean issued 31.0 million shares to Frontline 2012 and assumed $490.0 million in respect of remaining newbuilding installments. Cash of $25.1 million was disposed of on the sale of the SPCs. Frontline 2012 owned approximately 58% of the total shares outstanding in Golden Ocean as a consequence of this transaction and commenced consolidation of Golden Ocean. All consolidated balances are now recorded as 'Held for distribution' in the Consolidated Balance Sheet.

Frontline 2012 sold the remaining twelve SPCs in March 2015 and received 31.0 million shares of Golden Ocean as consideration. Golden Ocean assumed $404.0 million in respect of remaining newbuilding installments, net of a cash payment from Frontline 2012 of $108.6 million. Frontline 2012 owned 77.5 million shares of Golden Ocean following this transaction or 69.7% of the total shares outstanding.

Accounting for the Acquisition

Frontline 2012's acquisition of Golden Ocean in September 2014 was accounted for as a business combination using the acquisition method of accounting under the provisions of ASC 805, with Frontline 2012 selected as the accounting acquirer under this guidance. The carrying value of Frontline 2012's investment in Golden Ocean at the date of acquisition was $154.0 million and this was revalued at $178.4 million based on the closing share price on September 15, 2014 of $11.51 and $24.4 million was recorded as a gain in 'Share of results from associated company and gain on equity interest', which has been included within income (loss) from discontinued operations. The carrying value of Frontline 2012's investment in Golden Ocean at the date of acquisition of $154.0 million was equal to the $194.4 million market value as of April 3, 2014 less $34.5 million being 31.6% of the total gain of $109.3 million arising on the sale of the five SPCs in April 2014, less $5.9 million being the share of results from this associate until September 15, 2014.

The thirteen SPCs sold by Frontline 2012 to Golden Ocean in September 2014 were recorded at their historic cost of $131.6 million (including cash held in the SPCs of $25.1 million). The valuation of the remaining consideration is based on the fair value of the total number of common shares owned by Frontline 2012 and non-controlling interests based on the September 15, 2014 closing share price of $11.51:

(in thousands of $)
Carrying value of the newbuilding contracts in the thirteen SPCs	106,406
Cash held in the thirteen SPCs	25,149
Fair value of non-controlling interest (33.6 million shares at $11.51 per share)	386,984
Fair value of previously held equity (15.5 million shares at $11.51 per share)	178,405
Total value of consideration	696,944

The following represents the calculation of goodwill arising on consolidation based on Frontline 2012's management's allocation of the total purchase price to the estimated fair value and historic cost of assets acquired and fair value of liabilities assumed:

(in thousands of $)
Assets	125,421
Newbuildings	83,700
Vessels, net	465,334
Current liabilities	(27,757)
Long term liabilities	(230,791)
Fair value of net assets acquired and liabilities assumed	415,907
Newbuildings and cash at historic cost	131,555
Total value of net assets acquired and liabilities assumed	547,462
Total value of consideration	696,944
Goodwill arising on consolidation	149,482

The full amount of the goodwill arising on consolidation was written off in the fourth quarter of 2014 following Frontline 2012's impairment assessment at December 31, 2014, and has been included within income (loss) from discontinued operations, which was triggered by the significant fall in rates per the Baltic Dry Index and the significant fall in Golden Ocean's share price in the fourth quarter.

The Consolidated Statement of Operations for 2014 includes revenues of $33.4 million and a net loss of $63.2 million, which are attributable to Golden Ocean and have been recorded in Net loss from discontinued operations.

6.	DISCONTINUED OPERATIONS

Frontline 2012 acquired a 31.6% shareholding in Golden Ocean in April 2014 following the sale of five SPCs to Golden Ocean and the receipt of 15.5 million shares as consideration and equity accounted for this interest from that time up to September 2014, at which time Frontline 2012 consolidated Golden Ocean. Frontline 2012 recorded share of earnings in respect of Golden Ocean of $0.3 million in the period from April to September 2014. Frontline 2012 also recorded a gain of $24.4 million in 'Share of results from associated companies and gain on equity interest', which has been included within income (loss) from discontinued operations, on the revaluation of its interest in Golden Ocean at the time it commenced consolidation.

Frontline 2012 owned 77.5 million shares of Golden Ocean or 69.7% of the total shares outstanding at the time of Golden Ocean's merger with the Former Golden Ocean on March 31, 2015. This ownership percentage was reduced to 44.9% as a result of the aforementioned merger. Frontline 2012 stopped consolidating at this time and equity accounted for its shareholding in Golden Ocean upto June 2015, at which time Frontline 2012 paid a stock dividend of Golden Ocean shares (see below).

Frontline 2012 received dividends of $6.2 million (2013: nil) from Golden Ocean, prior to its consolidation, in the year ended December 31, 2014.

The net revenues, net operating income and net income for Golden Ocean in the year ended December 31, 2014 were $96.7 million, $19.5 million and $16.0 million, respectively.

In June 2015, Frontline 2012 paid a stock dividend consisting of 75.4 million Golden Ocean shares. All shareholders holding 3.2142 shares or more, received one share in Golden Ocean for every 3.2142 shares held, rounded down to the nearest whole share. The remaining fractional shares were paid in cash. Frontline 2012 held 77.5 million Golden Ocean shares prior to this stock dividend and retained 2.1 million Golden Ocean shares in respect of the treasury shares held at the time of the dividend. This stock dividend was deemed to trigger discontinued operations presentation of the results of Golden Ocean as it represented a strategic shift that has a major effect on Frontline 2012's financial and operational results.

Amounts recorded in respect of discontinued operations in the years ended December 31, 2015 and 2014 are as follows;

(in thousands of $)	2015	2014
Operating revenues	18,083	33,432
Gain on sale of newbuilding contracts	—	74,834
Voyage expenses and commissions	(13,414)	(17,291)
Ship operating costs	(7,050)	(6,797)
Administrative expenses	(985)	(2,490)
Goodwill impairment loss	—	(149,482)
Depreciation	(7,712)	(6,187)
Vessel impairment loss	(62,489)	—
Interest income	—	17
Interest expense	(2,119)	(1,698)
Gain on revaluation of investment in Golden Ocean	—	24,422
Share of results from associated companies	(14,880)	321
Impairment loss on shares	(40,556)	—
Gain on non-controlling interest	192	—
Other financial items	(76)	—
Foreign exchange loss	—	(2)
Other non-operating expense	—	(238)
Net loss from discontinued operations	(131,006)	(51,159)
Net loss attributable to non-controlling interest	(30,305)	(63,214)
Net (loss) income from discontinued operations after non-controlling interest	(100,701)	12,055

The vessel impairment loss in 2015 relates to five vessels (KSL China, Battersea, Belgravia, Golden Future and Golden Zhejiang), which Golden Ocean agreed to sell to, and lease back, from Ship Finance. Impairment losses are taken when events or changes in circumstances occur such that future cash flows for an individual vessel will be less than its carrying value and not fully recoverable. In such instances an impairment charge is recognized if the estimate of the undiscounted cash flows expected to result from the use of the vessel and its eventual disposition is less than the vessel's carrying amount.

The impairment loss on shares in 2015 relates to the shares held in Golden Ocean and was incurred in the period from March 31, 2015 (being the date of de-consolidation of Golden Ocean) to June 26, 2015 (being the date of Frontline 2012's stock dividend of Golden Ocean shares). The total impairment loss in this period was $41.7 million, of which $1.1 million was allocated to continuing operations and $40.6 million was allocated to discontinued operations based on the number of Golden Ocean shares that were dividended and retained. An additional impairment loss of $9.4 million was recorded in the period April 1 to December 31, 2015 in relation to the retained non-controlling interest held as an available for sale security. The impairment losses were recorded in the consolidated statement of operations as Impairment loss on shares as it was determined that the losses were other than temporary in view of the significant fall in rates in the Baltic Dry Index.

Amounts recorded in respect of assets and liabilities held for distribution at December 31, 2014 are as follows;

(in thousands of $)
Cash and cash equivalents	61,144
Trade accounts receivable, net	2,770
Related party receivables	35
Other receivables	3,841
Inventories	13,246
Voyages in progress	1,322
Prepaid expenses and accrued income	844
Current assets held for distribution	83,202

Newbuildings	250,118
Vessels and equipment, net	659,884
Long term assets held for distribution	910,002

Short term debt and current maturities of long-term debt	19,812
Related party payables	2,555
Trade accounts payable	4,935
Accrued expenses	4,192
Other current liabilities	3,285
Current liabilities held for distribution	34,779

Long term debt	343,688
Long term liabilities held for distribution	343,688

Cash and cash equivalents at December 31, 2014 includes cash balances of $18.9 million, which are required to be maintained by the financial covenants in Golden Ocean's loan facilities.

Newbuildings
In September 2014, Frontline 2012 sold thirteen SPCs as announced in April 2014, and received 31.0 million shares in Golden Ocean as consideration. As a consequence of this transaction, Frontline 2012 consolidated Golden Ocean and assumed $190.8 million of Golden Ocean newbuilding contracts in relation to eighteen newbuilding contracts, which included the value of the thirteen newbuilding contracts sold by Frontline 2012, which were assumed at historic cost of $106.4 million. In addition, the remaining newbuildings were recorded at their fair value of $83.7 million. Four of the thirteen newbuildings were subsequently delivered Golden Ocean in 2014. KSL Santiago and KSL Salvador were delivered in September 2014 and KSL San Francisco and KSL Santos were delivered in October 2014. As of December 31, 2014, Golden Ocean's newbuilding program comprised fourteen Capesize drybulk vessels.

Vessels and equipment, net
In September 2014, Frontline 2012 assumed nine vessels on the acquisition of Golden Ocean at a fair value of $465.3 million, of which four of these vessels KSL Sapporo, KSL Sydney, KSL Singapore and KSL Seattle were sold by Frontline 2012 to Golden Ocean in April 2014 and delivered between May and September 15, 2014.

In September 2014, Golden Ocean took delivery of the KSL Santiago and KSL Salvador at an aggregate value of $47.0 million and $57.2 million respectively.

In October 2014, Golden Ocean took delivery of the KSL San Francisco and KSL Santos at an aggregate value of $47.6 million each respectively.

Debt
$420.0 million term loan facility
This debt was assumed by Frontline 2012 as a result of the acquisition of Golden Ocean in September 2014. The facility consists of fourteen tranches of $30.0 million to finance, in part, fourteen of Golden Ocean's newbuildings. Each tranche is repayable by quarterly installments of $375,000 and all amounts outstanding shall be repaid on the final maturity date, which will be no later than 72 months after the first draw down date or June 2020. The final draw down date must be no later than October 2016. This facility bears interest of LIBOR plus a margin of 2.5%. As of December 31, 2014, $238.5 million had been drawn under the facility and the available, undrawn amount was $180.0 million.

$175.0 million term loan facility
This debt was assumed by Frontline 2012 as a result of the acquisition of Golden Ocean in September 2014. This facility bears interest of LIBOR plus a margin of 2.5% and will mature in May 2016. As of December 31, 2014, the outstanding balance was $125.0 million and $10.0 million was available for vessel acquisitions but undrawn.

Loan covenants
As of December 31, 2014, Golden Ocean loan agreements contain a loan-to-value clause, which could require Golden Ocean to post collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings decrease below a required level. In addition, the loan agreements contains certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital and a value adjusted equity covenant. With regards to free cash, Golden Ocean has covenanted to retain at least $18.9 million of cash and cash equivalents at December 31, 2014. The loans also include cross default provisions. Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. Under those circumstances, Golden Ocean might not have sufficient funds or other resources to satisfy its obligations.

In addition, none of Golden Ocean vessel owning subsidiaries may sell, transfer or otherwise dispose of their interests in the vessels they own without the prior written consent of the applicable lenders unless, in the case of a vessel sale, the outstanding borrowings under the credit facility applicable to that vessel are repaid in full. Golden Ocean was in compliance with all of the financial and other covenants contained in its loan agreements as of December 31, 2014.

Assets Pledged
As at December 31, 2014, thirteen of Golden Ocean's vessels with an aggregate carrying value of $660.1 million were pledged as security for its debt.

Fair Values
The carrying values and estimated fair values of Golden Ocean’s financial instruments as of December 31, 2014 are as follows:

(in thousands of $)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	61,144	61,144	61,144	—	—
Liabilities:
U.S. dollar denominated floating rate debt	363,500	363,500	—	363,500	—

The following methods and assumptions were used to estimate the fair value of each class of financial instrument;

Cash and cash equivalents – the carrying values in the balance sheet approximate their fair value.

U.S. dollar denominated floating rate debt - The fair value of floating rate debt has been determined using level 2 inputs and is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis.

Related Party Transactions
On April 3, 2014, Frontline 2012 and Golden Ocean, entered into an agreement pursuant to which Frontline 2012 sold all of the shares of five SPCs, each owning a Capesize newbuilding, to Golden Ocean. On April 23, 2014, the closing date of the transaction, Golden Ocean issued 15.5 million newly issued common shares to Frontline 2012 as consideration and Golden Ocean assumed $150.0 million in remaining newbuilding installments in connection with the SPCs. Frontline 2012 disposed of cash of $43.4 million on the sale of the SPCs. Frontline 2012 owned approximately 31.6% of the total shares outstanding in Golden Ocean as a consequence of this transaction and commenced equity accounting for this investment.

In April 2014, Frontline 2012 also agreed to sell twenty-five SPCs to Golden Ocean, each owning a fuel efficient dry bulk newbuilding. Thirteen of the SPCs were sold in September 2014 at which time Golden Ocean issued 31.0 million shares to Frontline 2012 and assumed $490.0 million in respect of remaining newbuilding installments. Cash of $25.1 million was disposed of on the sale of the SPCs. Frontline 2012 owned approximately 58% of the total shares outstanding in Golden Ocean as a consequence of this transaction and accounted for it as a business combination achieved in stages.

Frontline 2012 sold the remaining twelve SPCs in March 2015 and received 31.0 million shares of Golden Ocean as consideration. Golden Ocean assumed $404.0 million in respect of remaining newbuilding installments, net of a cash payment from Frontline 2012 of $108.6 million.

Management Agreements
General Management Agreement
Golden Ocean was provided with general administrative services up to March 31, 2015, at which time the General Management Agreement was terminated, by ICB Shipping (Bermuda) Limited, or ICB, a subsidiary of the Company. ICB was entitled to a management fee of $2.3 million per annum, plus a commission of 1.25% on gross freight revenues from Golden Ocean's tanker vessels, 1% of proceeds on the sale of any of Golden Ocean's vessels, and 1% of the cost of the purchase of vessels. In addition, Golden Ocean, in its discretion, has awarded equity incentives to ICB based upon its performance. Such awards were subject to the approval the Golden Ocean Board of Directors.

Technical Management
The technical management of the Golden Ocean's vessels was provided by ship mangers subcontracted by its General Manager.
General Management Agreement fees, Technical Management fees, newbuilding commission and newbuilding supervision fees earned by the General Manager were $0.6 million, $0.2 million, nil and $1.1 million, respectively, for the period January 1, 2015 to March 31, 2015 and $0.7 million, $0.2 million, $0.2 million and $1.5 million, respectively, for the period September 15, 2014 to December 31, 2014.

Commercial Management with the Former Golden Ocean
Pursuant to a commercial management agreement, or the Dry Bulk Commercial Management Agreement, the Former Golden Ocean managed Golden Ocean's dry bulk carriers. The Former Golden Ocean was able to subcontract some or all of the services provided to Golden Ocean and its subsidiaries to its affiliates or third parties. Pursuant to the Dry Bulk Commercial Management Agreement, the Former Golden Ocean was entitled to receive a commission of 1.25% of all gross freight earned by Golden Ocean's dry bulk carriers. In addition, Golden Ocean, in its discretion, awarded equity incentives to the Former Golden Ocean based on its performance. Such awards were subject to the approval of the Golden Ocean Board of Directors.

The Former Golden Ocean was considered a related party from September 15, 2014 when Golden Ocean became a majority-owned subsidiary of Frontline 2012. Management fees earned by the Former Golden Ocean were $0.1 million for the period January 1, 2015 to March 31, 2015 and $0.4 million for the period September 15, 2014 to December 31, 2014.

Commitments and Contingencies
As of December 31, 2014, Golden Ocean had 26 Capesize dry bulk vessels under construction and was committed to making payments of $548.7 million in 2015.

As of December 31, 2014, Golden Ocean had claims for unpaid charter hire owed by Titan Petrochemicals Limited with respect to its bareboat charters of the VLCCs Titan Venus and Mayfair. Golden Ocean was also seeking recovery of damages for the remaining periods of these charter contracts. The aggregate amount of these claims was approximately $2.4 million. Golden Ocean was unable to predict the outcome of this case at that time.

7.	SEGMENT INFORMATION

The Company and the chief operating decision maker, or CODM, measure performance based on the Company's overall return to shareholders based on consolidated net income. The CODM does not review a measure of operating result at a lower level than the consolidated group. Consequently, the Company has only one reportable segment: tankers, following the reclassification of the results of Golden Ocean as discontinued operations. The tankers segment includes crude oil tankers and product tankers.

The Company's management does not evaluate performance by geographical region as this information is not meaningful.

Revenues from one customer in the year ended December 31, 2015, accounted for 10% or more of the Company's consolidated revenues in the amount of $71.3 million. Revenues from one customer in the year ended December 31, 2014, accounted for 10% or more of the Company's consolidated revenues in the amount of $41.0 million. Revenues from two customers in the year ended December 31, 2013, accounted for 10% or more of the Company's consolidated revenues in the amounts of $25.5 million and $13.9 million.

8.	INCOME TAXES

Bermuda
Under current Bermuda law, the Company is not required to pay taxes in Bermuda on either income or capital gains. The Company has received written assurance from the Minister of Finance in Bermuda that, in the event of any such taxes being imposed, the Company will be exempted from taxation until March 31, 2035.

United States
Under Section 863(c)(2)(A) of the Internal Revenue Code, 50% of all transportation revenue attributable to transportation which begins or ends in the United States shall be treated as from sources within the United States. Such revenue is subject to 4% tax. Revenue tax of $0.9 million has been recorded in voyage expenses and commissions in 2015 (2014: $0.4 million, 2013: $0.3 million).

Other Jurisdictions
Certain of the Company's subsidiaries in Singapore, Norway, India and the United Kingdom are subject to income tax in their respective jurisdictions. The tax paid by subsidiaries of the Company that are subject to income tax is not material.

The Company does not have any unrecognized tax benefits, material accrued interest or penalties relating to income taxes.

9.	EARNINGS PER SHARE

The components of the numerator and the denominator in the calculation of basic and diluted earnings per share are as follows:

(in thousands of $)	2015	2014	2013
Net income from continuing operations after non-controlling interest	255,325	137,414	69,499
Net (loss) income from discontinued operations after non-controlling interest	(100,701)	12,055	—
Net income attributable to the Company	154,624	149,469	69,499

(in thousands)	2015	2014	2013
Weighted average number of ordinary shares	120,082	125,189	114,377

The weighted average numbers of shares outstanding have been adjusted for the reverse business acquisition of the Company by Frontline 2012 and the 1-for-5 reverse share split that was effected in February 2016. The options issued by the Company did not have an impact on the calculation of earnings per share.

10.	GAIN ON CANCELLATION AND SALE OF NEWBUILDING CONTRACTS

(in thousands of $)	2015	2014	2013
Gain on cancellation of newbuilding contracts;
- hull J0026	—	—	30,318
- hull J0027	—	—	26,953
- hull J0025	—	35,913	—
- hull J0028	—	28,923	—
- hull D2172	—	2,160	—
- hull D2173	—	1,993	—
- hull D2174	1,735	—	—
- hull J0106	23,140	—	—
- hull D2175	1,522	—	—
- hull D2176	1,522	—	—
- hull D2171	2,837	—	—
Gain on sale of newbuilding contracts;
- hull H1071	9,213	—	—
- hull H1072	9,978	—	—
- hull H1073	9,680	—	—
- hull H1074	9,908
- hull H1075	10,058	—	—
- hull H1076	9,901	—	—
- hull H1077	9,691	—	—
- hull H1078	9,738	—	—
	108,923	68,989	57,271

In April 2013, Frontline 2012 recorded a gain of $30.3 million following the receipt of $94.0 million in connection with the cancellation of its second newbuilding contract (hull J0026) at Zhousan Jinhaiwan Shipyard Co., Ltd, or Jinhaiwan. $44.9 million of the amount received was used to repay bank debt, which was secured on the cancelled newbuilding contract.

In August 2013, Frontline 2012 recorded a gain of $27.0 million following the receipt of $50.6 million in connection with the cancellation of its third newbuilding contract (hull J0027) at Jinhaiwan. There was no bank debt secured on this cancelled newbuilding contract and so none of the amount received was used to repay bank debt.

In April 2014, Frontline 2012 recorded a gain of $35.9 million following the receipt of $99.3 million in connection with the cancellation of its first newbuilding contract (hull J0025) at Jinhaiwan. $44.9 million of the amount received was used to repay bank debt, which was secured on the cancelled newbuilding contract.

In September 2014, Frontline 2012 recorded a gain of $28.9 million following the receipt of $52.4 million in connection with the cancellation of its fourth newbuilding contract (hull J0028) at Jinhaiwan. There was no bank debt secured on this cancelled newbuilding contract and so none of the amount received was used to repay bank debt.

In September 2014, Frontline 2012 recorded a gain of $2.2 million following the receipt of $11.0 million in connection with the cancellation in July 2014 of hull D2172 at STX (Dalian) Shipbuilding Co., Ltd, or STX Dalian. There was no bank debt secured on this cancelled newbuilding contract and so none of the amount received was used to repay bank debt.

In October 2014, Frontline 2012 recorded a gain of $2.0 million following the receipt of $11.1 million in connection with the cancellation in September 2014 of hull D2173 at STX Dalian. There was no bank debt secured on this cancelled newbuilding contract and so none of the amount received was used to repay bank debt.

In January 2015, Frontline 2012 recorded a gain of $1.7 million following the receipt of $7.6 million in connection with the cancellation in December 2014 of hull D2174 at STX Dalian. There was no bank debt secured on this cancelled newbuilding and so none of the amount received was used to repay bank debt.

In June 2015, Frontline 2012 recorded a gain of $23.1 million following the receipt of $24.7 million in connection with the cancellation in October 2013 of hull J0106 at Jinhaiwan. There was no bank debt secured on this cancelled newbuilding and so none of the amount received was used to repay bank debt.

In August 2015, Frontline 2012 recorded a total gain of $3.0 million following the receipt of $7.3 million for each vessel in connection with the cancellation in June 2015 of hulls D2175 and D2176 at STX Dalian. There was no bank debt secured on this cancelled newbuilding and so none of the amount received was used to repay bank debt.

In October 2015, Frontline 2012 recorded a gain of $2.8 million following the receipt of $11.9 million in connection with the cancellation in May 2014 of hull D2171 at STX Dalian. There was no bank debt secured on this cancelled newbuilding and so none of the amount received was used to repay bank debt.

In January 2014, Frontline 2012 received $139.2 million from Avance Gas, an equity investee, in connection with the agreed sale of eight VLGC newbuildings to Avance Gas immediately following their delivery to Frontline 2012 from the yard. This receipt was placed in a restricted account to be used for installments to be paid by Frontline 2012, past and future construction supervision costs and it also included a profit element to be transferred to cash and cash equivalents on delivery of each newbuilding. All vessels were delivered in 2015 and Frontline 2012 recognized an aggregate gain on sale of $78.2 million.

11.	LEASES

As of December 31, 2015, the Company leased in fifteen vessels on long-term time charter, of which fourteen were from Ship Finance. All of these long-term charters are classified as capital leases. One of these charters terminated in February 2016 and the vessel was chartered in on a short-term time charter which have a profit sharing agreement whereby the Company pays the counterparty an amount equal to 60% of the charter revenues earned in excess of the daily base charter hire paid. A further ten vessels are leased in on short-term time charters from third parties and have been classified as operating leases. Three of these short-term time charter agreements were signed in the fourth quarter of 2015 but did not commence until the first quarter of 2016 and have a profit sharing agreement whereby the Company pays the counterparty an amount equal to 60% of the charter revenues earned in excess of the daily base charter hire paid. Furthermore, the Company is committed to make rental payments under operating leases for office premises.

Rental expense
The future minimum rental payments under the Company's non-cancellable operating leases are as follows:

(in thousands of $)
2016	63,675
2017	6,911
2018	292
2019	277
2020	277
Thereafter	—
71,432

Total expense for operating leases was $43.2 million, nil and nil for the years ended December 31, 2015, 2014 and 2013, respectively.

Contingent rental expense
In March 2015, Frontline 2012 entered into an agreement to charter in an MR tanker on a fixed rate charter whereby Frontline 2012 agreed to pay the counterparty a profit sharing payment equal to 50% of the charter revenues earned by Frontline 2012 in excess of the daily base charter hire paid. At December 31, 2015, the profit share expense incurred and recorded as charter hire expense was $0.7 million (2014: nil).

Rental income
Sixteen vessels were on fixed rate time charters at December 31, 2015 (2014: one) with a further two vessels (2014: nil) on fixed rate time charters with a profit sharing agreement in place. Two vessels were on index linked time charters at December 31, 2015 (2014: two). The minimum future revenues to be received on time charter, which are accounted for as operating leases and other contractually committed income as of December 31, 2015 are as follows:

(in thousands of $)
2016	109,918
2017	48,624
2018	4,043
2019	—
2020	—
Thereafter	—
162,585

The cost and accumulated depreciation of vessels leased to third parties as of December 31, 2015 were $734.2 million and $75.3 million, respectively, and as of December 31, 2014 were $186.1 million and $20.3 million, respectively.

Contingent rental income
In March 2015, Frontline 2012 entered into an agreement to charter out two Suezmax tankers on fixed rate time charters whereby the counterparty agreed to pay Frontline 2012 a profit sharing payment equal to 50% of the charter revenues earned in excess of daily base charter hire paid. During 2015, profit share income amounted to $1.0 million.

In December 2014 the Company entered into agreements to charter out two Suezmax tankers on index linked time charters. During the year the Company earned revenues of $27.7 million (December 31, 2014: $17.9 million)

12.	RESTRICTED CASH

In January 2014, the Company received $139.2 million from Avance Gas, an equity investee, in connection with the agreed sale of eight VLGC newbuildings to Avance Gas immediately following their delivery to the Company from the yard. This receipt was placed in a restricted account to be used for installments to be paid by the Company, past and future construction supervision costs and it also included a profit element to be transferred to cash and cash equivalents on delivery of each newbuilding. The balance on this account at December 31, 2014, was classified as short-term as all vessels were expected to be delivered in 2015. $6.4 million of this amount was to be used for a newbuilding installment and the remaining balance was transferred to cash and cash equivalents when the newbuildings were delivered. The balance on this account at December 31, 2015, was nil as all vessels had been delivered.

Restricted cash does not include cash balances of $40.3 million (2014: $28.1 million), which are required to be maintained by the financial covenants in our loan facilities, or cash balances of $28.0 million (2014: nil), which are required to be maintained by our vessel leasing agreements with Ship Finance, as these amounts are included in "Cash and cash equivalents".

13.	INVESTMENT IN FINANCE LEASE

As of December 31, 2015, one of the Company's vessels was accounted for as a sales-type lease (2014: nil) and this was acquired as a result of the Merger. The components of the investment in sales-type lease as at December 31, 2015 maybe summarized as follows:

(in thousands of $)
Net minimum lease payments receivable	45,089
Estimated residual values of leased property (unguaranteed)	10,821
Less: finance lease interest income	(5,925)
Total investment in sales-type lease	49,985
Current portion	9,329
Long-term portion	40,656
49,985

The minimum future gross revenues to be received under the Company's non-cancelable sales-type lease as of December 31, 2015 are as follows:

(in thousands of $)
2016	11,525
2017	11,493
2018	10,419
2019	11,493
2020	159
Thereafter	—
45,089

The counterparty to the lease is a state-owned oil company, which the Company has deemed to have a low credit risk.

14.	MARKETABLE SECURITIES

Marketable securities held by the Company are listed equity securities considered to be available-for-sale securities.

(in thousands of $)	2015	2014
Shares acquired as a result of stock dividends	10,632	—
Shares acquired on merger with Frontline 2012	12,803	—
Impairment loss	(9,369)	—
Unrealized loss recorded in other comprehensive income	(213)	—
	13,853	—

In March 2015, Frontline 2012 paid a stock dividend consisting of 4.1 million Avance Gas shares. Frontline 2012 retained 112,715 shares, which were recorded as marketable securities, in respect of the treasury shares held at the time of the dividend. The Company received 329,669 shares when Frontline 2012 paid the stock dividend. As of December 31, 2015, the Company holds 442,384 shares in Avance Gas, which are recorded as marketable securities.

In June 2015, Frontline 2012 paid a stock dividend consisting of 75.4 million Golden Ocean shares. Frontline 2012 retained 2,114,129 shares, which were recorded as marketable securities, in respect of the treasury shares held at the time of the dividend. The Company received 4,187,667 shares when Frontline 2012 paid the stock dividend and held a further 51,498 shares previously. As of December 31, 2015, the Company holds 6,353,294 shares in Golden Ocean, which are recorded as marketable securities.

As of December 31, 2015, the Company owned 73,383 shares in Ship Finance, which were acquired as a result of the Merger.

A loss of $9.4 million was incurred as a result of (i) the mark to market loss on the remaining Golden Ocean shares held by Frontline 2012 in the period from June 26 through December 31, 2015, and (ii) the mark to market loss on the Golden Ocean shares that were acquired as a result of the Merger. An impairment loss was recorded in both cases as it was determined that the loss was other than temporary in view of the significant fall in rates in the Baltic Dry Index.

The cost of sale of available-for-sale marketable securities is calculated on an average cost basis.

15.	TRADE ACCOUNTS RECEIVABLE, NET

Trade accounts receivable are presented net of allowance for doubtful accounts of $1.7 million (2014: $0.5 million). Movements in the allowance for doubtful accounts in the three years ended December 31, 2015 may be summarized as follows;

(in thousands of $)
Balance at December 31, 2012	104
Additions charged to income	50
Balance at December 31, 2013	154
Additions charged to income	340
Balance at December 31, 2014	494
Additions charged to income	1,184
Balance at December 31, 2015	1,678

16.	OTHER RECEIVABLES

(in thousands of $)	2015	2014
Claims in respect of cancelled newbuilding contracts;
- hull J0106	—	1,480
- hull D2171	—	8,962
- hull D2174	—	5,840
Claims receivables	12,697	1,282
Agent receivables	3,488	1,552
Other receivables	12,936	429
	29,121	19,545

Claims receivable are primarily attributable to insurance claims and have increased as a result of the Merger.

Other receivables have increased as a result of the Merger and are presented net of allowances for doubtful accounts amounting to $0.2 million and nil as of December 31, 2015 and 2014, respectively.

In May 2014, Frontline 2012 cancelled the newbuilding contracts for hull D2171 at STX Dalian and a demand was made on the refund guarantee bank in respect of installments paid and accrued interest. In October 2015, $11.9 million was received and a gain of $2.8 million was recorded.

In January 2015, Frontline 2012 recorded a gain of $1.7 million following the receipt of $7.6 million in connection with the cancellation of hull D2174. The contract was cancelled in December 2014 and a demand made on the refund guarantee bank.

In June 2015, Frontline 2012 recorded a gain of $23.1 million following the receipt of $24.7 million in connection with the cancellation of hull J0106. The contract was cancelled in October 2013 and a demand made on the refund guarantee bank. The case went to arbitration, all appeals were rejected by the tribunal.

17.	NEWBUILDINGS

Movements in the three years ended December 31, 2015 may be summarized as follows:

(in thousands of $)
Balance at December 31, 2012	244,860
Additions, net, continuing basis	183,559
Additions, net, discontinued basis	132,974
Transfer to Vessels and equipment, net	(69,348)
Interest capitalized, continuing basis	5,783
Interest capitalized, discontinued basis	2,430
Transfer to held for distribution	(135,404)
Transfer to short term claim receivable	(112,101)
Balance at December 31, 2013	252,753
Newbuildings acquired, net, on consolidation of Golden Ocean	83,700
Newbuildings sold to Golden Ocean in April 2014	(41,617)
Newbuildings sold to Golden Ocean in September 2014	(64,178)
Additions, net, continuing basis	188,623
Additions, net, discontinued basis	270,130
Transfer to held for distribution	(250,118)
Transfer to Vessels and equipment, net	(186,717)
Interest capitalized, continuing basis	5,129
Interest capitalized, discontinued basis	2,087
Transfer to short term claim receivable	(32,742)
Balance at December 31, 2014	227,050
Additions, net, continuing basis	677,103
Newbuildings acquired on merger with Frontline 2012	16,523
Newbuildings acquired from related party	1,927
Newbuildings sold to Avance Gas	(517,398)
Transfer to Vessels and equipment, net	(133,429)
Interest capitalized, continuing basis	5,989
Transfer to short term claim receivable	(11,532)
Balance at December 31, 2015	266,233

In January 2013, Frontline 2012 cancelled the second of its five VLCC newbuilding contracts (hull J0026) at Jinhaiwan due to the excessive delay compared to the contractual delivery date and demanded payment from Jinhaiwan and the refund guarantee bank in respect of installments paid and accrued interest. This amount includes installments paid by the Company prior to the acquisition by Frontline 2012 in December 2011, at which time the newbuilding contracts were valued at estimated fair value. The carrying cost of hull J0026 at the time of cancellation of $63.6 million was transferred to a claim receivable.

In April 2013, Frontline 2012 cancelled the third of its five VLCC newbuilding contracts (hull J0027) at Jinhaiwan due to the excessive delay compared to the contractual delivery date and demanded payment from Jinhaiwan and the refund guarantee bank in respect of installments paid and accrued interest. This amount includes installments paid by the Company prior to the acquisition by Frontline 2012 in December 2011, at which time the newbuilding contracts were valued at estimated fair value. The carrying cost of hull J0027 at the time of cancellation of $23.6 million was transferred to a claim receivable.

In August 2013, Frontline 2012 cancelled the fourth of its five VLCC newbuilding contracts (hull J0028) at Jinhaiwan due to the excessive delay compared to the contractual delivery date and demanded payment from Jinhaiwan in respect of installments paid and accrued interest. This amount includes installments paid by the Company prior to the acquisition by Frontline 2012 in December 2011, at which time the newbuilding contracts were valued at estimated fair value. The carrying cost of hull J0028 at the time of cancellation of $23.5 million was transferred to a short term claim receivable.

In October 2013, Frontline 2012 cancelled its fifth and final VLCC newbuilding contract (hull J0106) at Jinhaiwan due to the excessive delay compared to the contractual delivery date and demanded payment from Jinhaiwan in respect of installments paid and accrued interest. This amount includes installments paid by the Company prior to the acquisition by Frontline 2012 in December 2011, at which time the newbuilding contracts were valued at estimated fair value. The carrying cost of hull J0106 at the time of cancellation of $1.4 million was transferred to a short term claim receivable

On September 9, 2013 and December 4, 2013, Frontline 2012 took delivery of Front Arrow and Front Avon, respectively, the first and second of six fuel efficient MR tanker newbuildings ordered from STX Offshore & Shipbuilding Co. Ltd. in Korea, or STX Korea.

In November 2013, Frontline 2012 entered into an agreement with Avance Gas whereby Avance Gas agreed to acquire eight, fuel efficient 83,000 cbm VLGC newbuildings, for $75.0 million each, from Frontline 2012 immediately following their delivery from the yard. These newbuildings had been ordered by Frontline 2012 from the Jiangnan Changxing Shipyard in China. All eight vessels were completed and delivered to Avance Gas in 2015. Avance Gas paid $139.2 million (being $17.4 million per newbuilding) to Frontline 2012 in January 2014 and the balance of $460.8 million (being $57.6 million per vessel) was paid upon delivery from the yard. At December 31, 2014, the carrying value of the eight VLGC newbuildings agreed to be sold to Avance Gas was $99.9 million.

As of December 31, 2013, Frontline 2012's newbuilding program totaled 62 vessels (including the eight newbuildings sold to Avance Gas) and comprised 20 newbuildings within the crude oil and petroleum product markets, 34 Capesize vessels and eight VLGCs.

In February 2014, a wholly-owned subsidiaries of Frontline 2012 signed newbuilding contracts for four 180,000 dwt bulk carriers with expected deliveries between August 2016 and September 2016.

In April 2014, Frontline 2012 entered into an agreement with Golden Ocean, and sold all of the shares of five SPCs, each owning a Capesize newbuilding, in exchange for 15.5 million shares of Golden Ocean. Two of the newbuildings were delivered to Golden Ocean in May 2014 and the remaining newbuildings were delivered in June, July and September 2014. The carrying cost of these newbuilding contracts was $41.6 million and Frontline 2012 recognized a gain on sale on these SPCs of $74.8 million, which was recorded in 'Gain on cancellation and sale of newbuilding contracts' and has been included in 'Net loss from discontinued operations'.

In May 2014, Frontline 2012 cancelled the first of its six MR newbuilding contracts (hull D2171) at STX Dalian due to the excessive delay compared to the contractual delivery date and demanded payment from STX Dalian and the refund guarantee bank in respect of installments paid and accrued interest of $10.8 million. The carrying cost of hull D2171 at the time of cancellation of $9.0 million was transferred to a short term claim receivable and was settled in October 2015.

In July 2014, Frontline 2012 cancelled the second of its six MR newbuilding contracts (hull D2172) at STX Dalian due to the excessive delay compared to the contractual delivery date and demanded payment from STX Dalian and the refund guarantee bank in respect of installments paid and accrued interest. The carrying cost of hull D2172 at the time of cancellation of $8.8 million was transferred to a claim receivable and was settled in September 2014.

In September 2014, Frontline 2012 cancelled the third of its six MR newbuilding contracts (hull D2173) at STX Dalian due to the excessive delay compared to the contractual delivery date and demanded payment from STX Dalian and the refund guarantee bank in respect of installments paid and accrued interest of $11.0 million. The carrying cost of hull D2173 at the time of cancellation of $9.1 million was transferred to a claim receivable and was settled in October 2014.

In December 2014, Frontline 2012 cancelled the fourth of its six MR newbuilding contracts (hull D2174) at STX Dalian due to the excessive delay compared to the contractual delivery date and demanded payment from $7.5 million in respect of installments paid and accrued interest from STX Dalian and the refund guarantee bank. The carrying cost of hull D2174 at the time of cancellation of $5.8 million was transferred to a short term claim receivable and was settled in January 2015.

In January 2014, Frontline 2012 took delivery of Front Dee and Front Clyde and in February and March 2014, took delivery of Front Esk and Front Mersey, respectively, the remaining four fuel efficient MR tanker newbuildings ordered from STX Korea. In September 2014, Frontline 2012 took delivery of Front Lion the first of fourteen fuel efficient LR2 tanker newbuildings ordered from Guangzhou Longxe Shipbuilding Co. Ltd.

In September and December 2014, a wholly-owned subsidiaries of Frontline 2012 signed newbuilding contracts for six Suezmax carriers with expected deliveries between September 2016 and June 2017.

At December 31, 2014, Frontline 2012 had four Capesize newbuilding contracts with STX Dalian and four Capesize newbuilding contracts with STX Korea, which had been sub-contracted to STX Dalian. No installments have been paid in respect of these newbuilding contracts and there has been no activity at STX Dalian in respect of these contracts. At December 31, 2014, Frontline 2012 also had two MR newbuilding contracts with STX Dalian (hulls D2175 and D2176), which had an aggregate carrying value of $11.6 million at that date.

As of December 31, 2014, Frontline 2012's newbuilding program, excluding newbuildings agreed to be sold and newbuilding contracts with STX Dalian and STX Korea, comprised 13 LR2 tanker newbuildings and six Suezmax tanker newbuildings.

In January 2015, Frontline 2012 signed newbuilding contracts for two VLCCs with expected deliveries between February and May 2017.

Frontline 2012 took delivery of the second and third LR2 tanker newbuildings, Front Panther and Front Puma, in January 2015 and March 2015, respectively.

In April 2015, Frontline 2012 signed newbuilding contracts for two LR2s with expected deliveries between May and August 2017.

In June 2015, Frontline 2012 took delivery of the fourth LR2 tanker newbuilding, Front Tiger.

In June 2015, Frontline 2012 cancelled the final two MR newbuilding contracts (hulls D2175 and D2176) at STX Dalian due to the excessive delay compared to the contractual delivery date and demanded payment of installments paid and accrued interest from STX Dalian and the refund guarantee bank. The carrying cost of hull D2175 and D2176 at the time of cancellation was $5.8 million per newbuilding, which was transferred to other receivables and settled in August 2015.

In June 2015, Frontline 2012 signed newbuilding contracts for two VLCCs with expected deliveries between March and June 2017.

In July 2015, Frontline 2012 signed newbuilding contracts for two LR2 tankers with expected deliveries between July and August 2017.

In September 2015, Frontline 2012 signed newbuilding contracts for two VLCCs with expected deliveries between July and October 2017.

In November 2015, the Company entered into an agreement to purchase two Suezmax tanker newbuilding contracts from Golden Ocean at a purchase price of $55.7 million per vessel. The transaction was completed in December 2015. The vessels have delivery dates in the first half of 2017. The contracts were acquired as a result of the Merger and were valued at $16.5 million being the excess of the estimated fair value of the contracts less the purchase price.

As at December 31, 2015, the Company's newbuilding program comprised six VLCCs, eight Suezmax tankers and 14 LR2 newbuildings.

18.	VESSELS AND EQUIPMENT

Movements in the three years ended December 31, 2015 may be summarized as follows:

(in thousands of $)	Cost	Accumulated Depreciation	Net Carrying Value
Balance at December 31, 2012	683,600	(24,743)	658,857
Transfer from Newbuilding	69,348	—
Depreciation	—	(25,144)
Balance at December 31, 2013	752,948	(49,887)	703,061
Transfer from Newbuilding	186,717	—
Additions	3,986	—
Depreciation	—	(31,845)
Balance at December 31, 2014	943,651	(81,732)	861,919
Vessels and equipment acquired on merger with Frontline 2012	132,712	—
Transfers from Newbuildings	133,429	—
Additions	101,752	—
Depreciation	—	(40,614)
Balance at December 31, 2015	1,311,544	(122,346)	1,189,198

In September and December 2013, Frontline 2012 took delivery of Front Arrow and Front Avon, respectively, at an aggregate value of $69.3 million. These are the first and second of six fuel efficient MR tanker newbuildings ordered from STX Korea.

In January 2014, Frontline 2012 took delivery of Front Dee and Front Clyde and in February and March 2014, took delivery of Front Esk and Front Mersey, respectively, the remaining four fuel efficient MR tanker newbuildings ordered from STX Korea at an aggregate value of $137.5 million.

In September 2014, Frontline 2012 took delivery of Front Lion, the first of fourteen fuel efficient LR2 tanker newbuildings ordered from Guangzhou Longxe Shipbuilding Co. Ltd, at an aggregate value of $44.7 million.

In January 2015 and March 2015, Frontline 2012 took delivery of the second and third of fourteen fuel efficient LR2 tanker newbuildings, Front Panther and Front Puma, respectively, ordered from Guangzhou Longxe Shipbuilding Co.Ltd at an aggregate value of $89.5 million.

In March 2015, Frontline 2012 took delivery of the 2009-built and 2011-built Suezmax tankers, Front Balder and Front Brage, respectively, following an agreement to purchase these vessels in January 2015 at an aggregate value of $100.0 million.

In June 2015, Frontline 2012 took delivery of the fourth of fourteen fuel efficient LR2 tanker newbuilding, Front Tiger, ordered from Guangzhou Longxe Shipbuilding Co.Ltd at a value of $43.9 million.

The Company acquired the 2014-built and 2015-built Suezmax tankers, Front Ull and Front Idun, respectively, at a fair value of $130.0 million as a result of the Merger. The Company also acquired equipment at that time with a fair value of $2.7 million.

19.	VESSELS UNDER CAPITAL LEASE, NET

Movements in the year ended December 31, 2015 may be summarized as follows:

(in thousands of $)	Cost	Accumulated Depreciation	Net Carrying Value
Balance at December 31, 2014	—	—	—
Acquired on merger with Frontline 2012	706,219	—
Depreciation	—	(11,993)
Balance at December 31, 2015	706,219	(11,993)	694,226

The outstanding obligations under capital leases as of December 31, 2015 are payable as follows:

(in thousands of $)
2016	126,118
2017	92,966
2018	92,730
2019	86,198
2020	75,088
Thereafter	229,728
Minimum lease payments	702,828
Less: imputed interest	(166,477)
Present value of obligations under capital leases	536,351

As of December 31, 2015, the Company held 15 vessels under capital leases, 14 of which are leased from Ship Finance and were acquired upon the Merger. The remaining periods on these leases at December 31, 2015 range from 1 month to 11 years.

In May 2015, the Company and Ship Finance agreed to amendments to the leases on 12 VLCCs and five Suezmaxes, the related management agreements and further amendments to the charter ancillary agreements for the remainder of the charter periods. As a result of the amendments to the charter ancillary agreements, which took effect on July 1, 2015, the daily hire payable to Ship Finance was reduced to $20,000 per day and $15,000 per day for VLCCs and Suezmaxes, respectively. The fee due from Ship Finance for operating costs was increased from $6,500 per day per vessel to $9,000 per day per vessel. In return, the Company issued 55.0 million new shares to Ship Finance and the profit share above the new daily hire rates was increased from 25% to 50%. The Company was released from its guarantee obligation in exchange for agreeing to maintain a cash buffer of $2.0 million per vessel in its chartering counterparty. At December 31, 2015, the contingent rental expense due to Ship Finance is $20.6 million (2014: nil).

As the Merger has been accounted for as a reverse business acquisition in which Frontline 2012 is treated as the accounting acquirer, all of the Company's assets and liabilities were recorded at fair value on November 30, 2015 such that estimated profit share over the remaining terms of the leases has been recorded in the balance sheet obligations. Consequently, the Company will only record profit share expense following the Merger when the actual expense is different to that estimated at the date of the Merger. No contingent rental expense was recorded in the month of December 2015.

20.	EQUITY METHOD INVESTMENTS

As of December 31, the Company had the following participation in investments that are recorded using the equity method:

	2015	2014
Avance Gas	—%	11.62%

On October 2, 2013, Frontline 2012 entered into an agreement with Stolt-Nielsen Limited, a public company incorporated in Bermuda and listed on the Oslo Stock Exchange and Sungas Holdings Ltd., a private company incorporated in the British Virgin Islands, whereby Frontline 2012 became a 37.5% shareholder in Avance Gas for a purchase consideration of $70.7 million. Frontline 2012 also provided Avance Gas with a loan of $33.4 million comprising a $10.0 million equity shareholder loan and a $23.4 million debt shareholder loan. In October 2013, Frontline 2012 declared the distribution of a dividend consisting of 12.5% of the capital stock of Avance Gas. All non-U.S. shareholders holding 12,500 shares or more, received one share in Avance Gas for every 124.55 shares they held in Frontline 2012, rounded down to the nearest whole share. All U.S. shareholders holding 12,500 shares or more and all shareholders with less than 12,500 shares and fractional shares were paid in cash. Of the dividend paid, $1.4 million was paid in cash and $22.1 million was recorded as a stock dividend based on carrying value. In addition, shareholder loans in the amount of $33.4 million were converted to equity in Avance Gas.

Avance Gas registered on the over-the-counter market in Oslo on October 17, 2013 and completed a private placement of 5,882,352 new shares on November 28, 2013, which generated gross proceeds of approximately $100 million to Avance Gas. Frontline 2012 did not participate in this private placement and recognized a gain of $6.5 million on the dilution of its investment, which was recorded in 'Share of results from associated company and gain on equity interest'. Following the dividend distribution, the conversion of shareholder loans to equity and the private placement by Avance Gas, Frontline 2012 owned 6,955,975 shares in Avance Gas at December 31, 2013 representing 22.89% of the total number of shares outstanding.

On April 9, 2014, Avance Gas completed an initial public offering, or IPO, of 4,894,262 new ordinary shares. Frontline 2012 did not participate in the IPO and recognized a gain of $5.9 million on the dilution of its investment, which was recorded in 'Share of results from associated company and gain on equity interest'. Also on April 9, 2014, Frontline 2012 sold 2,854,985 shares in Avance Gas for $57.1 million and recognized a gain of $16.9 million, which was recorded in 'Gain on sale of shares'. Following the sale of shares in Avance Gas, Frontline 2012 owned 4,100,990 shares in Avance Gas at December 31, 2014, representing 11.62% of the total number of shares outstanding.

On March 25, 2015, Frontline 2012 paid a stock dividend consisting of 4.1 million Avance Gas shares. All shareholders holding 60.74 shares or more, received one share in Avance Gas for every 60.74 shares they held, rounded down to the nearest whole share. The remaining fractional shares were paid in cash. $0.01 million of this dividend was paid in cash and $56.5 million was recorded as a stock dividend. Frontline 2012 retained 112,715 shares, which were recorded as marketable securities, in respect of the treasury shares held at the time of the dividend. Frontline 2012 stopped accounting for the investment as an equity method investment at this time as it no longer had significant influence over Avance Gas.

Frontline 2012's share of earnings from Avance Gas was $2.7 million, $10.1 million and $2.3 million in 2015, 2014 and 2013, respectively. Frontline 2012 received dividends of $4.1 million, $7.1 million and nil from Avance Gas in 2015, 2014 and 2013, respectively, while accounting for Avance Gas as an equity method investment. In December 2014, Avance Gas changed its fiscal year end from November 30 to December 31.

The summarized financial statements of Avance Gas are as follows:

(in thousands $)	2014
Current assets	190,028
Non current assets	507,243
Current liabilities	23,377
Non current liabilities	165,391

(in thousands of $)	2014	2013
Net revenues	180,406	115,000
Net operating income	88,192	23,173
Net income	81,767	11,502

21.	DEFERRED CHARGES

(in thousands of $)	2015	2014
Debt arrangement fees	4,580	11,328
Accumulated amortization	(1,394)	(6,565)
	3,186	4,763

During 2015, Frontline 2012 paid $0.5 million with respect to loan arrangement fees on the $60.6 million facility drawn down in March 2015 and deferred charges of$5.0 million, which were fully amortized in 2014, have been removed from the figures shown for 2015.

22.	OTHER LONG TERM ASSETS

Other long term assets relates to the balances due under interest swap agreements, which were entered into by Frontline 2012 in February 2013, whereby the floating interest rate on $260.0 million of the then anticipated debt was switched to a fixed rate. The fair value at December 31, 2015 was a receivable of $0.4 million (2014: $1.7 million). A non-cash mark to market loss on derivatives of $1.2 million was recorded in 2015 (2014: loss of $5.8 million). The fair value (level 2) of the Company’s interest rate swap agreements is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves and the current credit worthiness of both the Company and the derivative counterparty. The estimated amount is the present value of future cash flows.

23.	ACCRUED EXPENSES

(in thousands of $)	2015	2014
Voyage expenses	8,885	4,525
Ship operating expenses	11,030	5,047
Administrative expenses	2,713	202
Interest expense	807	1,880
Taxes	1,058	90
Contingent rental expense	4,582	—
Other	614	—
	29,689	11,744

24.	OTHER CURRENT LIABILITIES

(in thousands of $)	2015	2014
Deferred charter revenue	12,374	1,430
Sale proceeds received in advance	—	139,200
Other	3,501	—
	15,875	140,630

In January 2014, Frontline 2012 received $139.2 million from Avance Gas in connection with the sale of eight VLGC newbuildings to Avance Gas immediately following their delivery to Frontline 2012 from the yard. All vessels were delivered to Avance Gas in 2015.

25.	VALUE OF UNFAVORABLE TIME CHARTER CONTRACTS

The Company acquired five unfavorable charter-out contracts upon the Merger. The allocated fair value is being amortized over the expected life of the contracts as an increase to time charter revenues. The remaining life of the contracts is between 4 and 9 months. The value of unfavorable charter-out contracts maybe summarized as follows;

(in thousands of $)	2015	2014
Acquired on merger with Frontline 2012	8,109	—
Accumulated amortization	(1,310)	—
	6,799	—

26.	DERIVATIVE INSTRUMENTS PAYABLE

In August 2015, the Company entered into four bunker swap agreements whereby the fixed rate on 4,000 metric tonnes per calender month was switched to a floating rate. The fair value of these swaps at December 31, 2015 was a payable of $4.1 million (2014: nil). A non-cash mark to market loss of $2.3 million was recorded in 2015 (2014: nil). The fair value (level 2) is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account, as applicable forward rate curves and the current credit worthiness of both the Company and the derivative counterparty. The estimated amount is the present value of future cash flows.

27.	DEBT

(in thousands of $)	2015	2014
U.S. dollar denominated floating rate debt
$420.0 million term loan facility	—	190,747
$146.4 million term loan facility	—	82,675
$200.0 million term loan facility	—	81,703
$500.1 million term loan facility	500,100	—
$60.6 million term loan facility	57,999	—
$466.5 million term loan facility	248,337	162,450
Total floating rate debt	806,436	517,575
Credit lines	20	—
Total debt	806,456	517,575
Current portion of long-term debt	57,575	44,052
Long term portion of debt	748,881	473,523

The outstanding debt as of December 31, 2015 is repayable as follows:

(in thousands of $)
2016	57,575
2017	57,587
2018	57,571
2019	57,571
2020	367,157
Thereafter	208,995
806,456

$420.0 million term loan facility
This debt was assumed by Frontline 2012 as part of the consideration for the assets purchased from the Company in December 2011. This facility bore interest of LIBOR plus a margin of 2.75%. During 2015, Frontline 2012 made debt repayments of $18.7 million. In December 2015, the facility was cancelled and the outstanding balance of $172.0 million was repaid from the $500.1 million term loan facility.

$146.4 million term loan facility
This debt was assumed by Frontline 2012 as part of the consideration for the assets purchased from the Company in December 2011. This facility bore interest of LIBOR plus a margin of 2.55%. During 2015, Frontline 2012 made debt repayments of $7.8 million. In December 2015, the facility was cancelled and the outstanding balance of $74.9 million was repaid from the $500.1 million term loan facility.

$200.0 million term loan facility
This debt was assumed by Frontline 2012 as part of the consideration for the assets purchased from the Company in December 2011. This facility bore interest of LIBOR plus a margin of 2.25%. During 2015, Frontline 2012 made debt repayments of $6.9 million. In December 2015, the facility was cancelled and the outstanding balance of $74.8 million was repaid from the $500.1 million term loan facility.

$466.5 million term loan facility
During December 2014, the amount of the $136.5 million term loan facility was increased to $466.5 million such that a further ten tranches of $33.0 million, each for a LR2 tanker newbuilding, could be drawn. The repayment schedule was amended to installments on a quarterly basis, in an amount of $0.4 million for each MR product tanker and $0.4 million for each LR2 tanker with a balloon payment on the final maturity date in April 2021. In addition the loan margin and commitment fee were amended to 2.05% and 0.82%, respectively. In December 2015, the loan margin was reduced to 1.90%. During 2015, $99.0 million was drawn down on delivery of three LR2 tankers and $13.1 million was repaid. The available, undrawn amount at December 31, 2015 was up to $198.0 million.

$60.0 million term loan facility
In June 2014, the Company entered into a $60.0 million term loan facility to partially finance two Suezmax newbuildings. This facility bore interest of LIBOR plus a margin of 2.5% and originally matured in July 2017. In December 2015, the facility was cancelled and the outstanding balance of $56.0 million was repaid from the $500.1 million term loan facility.

$60.6 million term loan facility
In March 2015, Frontline 2012 entered into a $60.6 million term facility to fund the purchase of two second hand vessels. The loan has a term of five years and carries interest at LIBOR plus a margin of 1.80%. Repayments are made on a quarterly basis, each in an amount $0.9 million, with a balloon payment on the final maturity date in March 2021.The facility is fully drawn down as of December 31, 2015.

$500.1 million term loan facility
In December 2015, subsidiaries of the Company signed a new $500.1 million senior secured term loan facility with a number of banks, which matures in December 2020 and carries an interest rate of LIBOR plus a margin of 1.9%. The proceeds of this new facility were used to refinance the $420.0 million, $200.0 million, $146.4 million and $60.0 million term loan facilities with an aggregate outstanding balance of $377.7 million and to repay outstanding amounts owed to Ship Finance of $112.7 million. This facility is secured by six VLCCs and six Suezmax tankers. Repayments are made on a quarterly basis, each in an amount $9.5 million, with a balloon payment on the final maturity date in December 2020. The facility is fully drawn down as of December 31, 2015.

The Company's loan agreements contain loan-to-value clauses, which could require the Company to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, the loan agreements contains certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital and a value adjusted equity covenant. Restricted cash does not include cash balances of $40.3 million (2014: $28.1 million), which are required to be maintained by the financial covenants in our loan facilities, as these amounts are included in "Cash and cash equivalents". Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. Under those circumstances, the Company might not have sufficient funds or other resources to satisfy its obligations. The Company was in compliance with all of the financial covenants contained in the Company's loan agreements as of December 31, 2015.

Assets pledged

(in thousands of $)	2015	2014
Vessels, net,	1,186,230	861,919

28.	SHARE CAPITAL

Capital Reorganization

A resolution was approved at the Company’s Special Meeting of Shareholders on January 29, 2016, to effect a capital reorganization with effect from February 3, 2016, for a 1-for-5 reverse share split of the Company’s ordinary shares and to reduce the Company’s authorized share capital from $1,000,000,000 divided into 1,000,000,000 shares of $1.00 par value each to $500,000,000 divided into 500,000,000 shares of $1.00 par value each.

Merger with Frontline 2012

On July 1, 2015, the Company, Frontline Acquisition Ltd, or Frontline Acquisition, a newly formed and wholly-owned subsidiary of the Company, and Frontline 2012 entered into an agreement and plan of merger pursuant to which Frontline Acquisition and Frontline 2012 agreed to enter into a merger transaction, with Frontline 2012 as the surviving legal entity and thus becoming a wholly-owned subsidiary of the Company. For accounting purposes, the acquisition of Frontline 2012 has been treated as a reverse business acquisition. The Merger was completed on November 30, 2015 and shareholders in Frontline 2012 received shares in the Company as merger consideration. One share in Frontline 2012 gave the right to receive 2.55 shares in the Company and 583.6 million shares were issued as merger consideration based on the total number of Frontline 2012 shares of 249.1 million less 6.8 million treasury shares held by Frontline 2012 and 13.46 million Frontline 2012 shares held by the Company, which were cancelled upon completion of the Merger.

The weighted average number of shares outstanding for the years ended December 31, 2014 and 2013 were restated for the effects of the capital reorganization and the reverse business acquisition as follows;

(Number of shares in thousands)	2014	2013
Weighted average shares as previously reported by Frontline 2012	245,468	224,269
Share exchange ratio in reverse business acquisition	2.55	2.55
Weighted average shares, as restated for effect of reverse business acquisition	625,943	571,886

Weighted average shares, as restated for reverse business acquisition and reverse share split	125,189	114,377

The following table summarizes the movement in the number of shares outstanding during the year ended December 31, 2015;

Outstanding shares at December 31, 2014 as previously reported by Frontline 2012	249,100,000
Share exchange ratio in reverse business acquisition	2.55
Outstanding shares at December 31, 2014 after giving effect to reverse acquisition	635,205,000
Shares issued during the year prior to the reverse business acquisition	86,032,865
Cancellation of treasury shares held by Frontline 2012 (6,792,117 shares at exchange ratio of 2.55)	(17,319,898)
Cancellation of Frontline 2012 shares held by the Company (13,460,000 shares at exchange ratio of 2.55)	(34,323,000)
Cancellation of fractional shares	(307)
Effect of reverse business acquisition (conversion of the Company's shares)	112,342,989
Outstanding shares at December 31, 2015	781,937,649

Outstanding shares at December 31, 2015 after giving effect to 1-for-5 reverse share split	156,386,506

Share capital amounts in the balance sheet as of December 31, 2015 and 2014 have not been restated for the 1-for-5 reverse share split.

29.	FINANCIAL ASSETS AND LIABILITIES

Interest rate risk management
In February 2013, Frontline 2012 entered into six interest rate swaps with Nordea Bank whereby the floating interest rate on an original principal amount of $260 million of the then anticipated debt on 12 MR product tanker newbuildings was switched to fixed rate. These newbuildings were subsequently financed from the $466.5 million term loan facility. Credit risk exists to the extent that the counterparty is unable to perform under the contracts, but this risk is considered remote as the counterparty is a bank, which participates in the loan facility to which the interest rate swaps are related. The Company recorded a mark to market loss on these interest swaps of $4.5 million in 2015 (2014: loss of $8.8 million).

The interest rate swaps are not designated as hedges and are summarized as at December 31, 2015 as follows:

Notional Amount	Inception Date	Maturity Date	Fixed Interest Rate
($000s)
18,958	June 2013	June 2020	1.4025%
56,167	September 2013	September 2020	1.5035%
94,820	December 2013	December 2020	1.6015%
18,178	March 2014	March 2021	1.6998%
18,521	June 2014	June 2021	1.7995%
18,864	September 2014	September 2021	1.9070%
225,508

Foreign currency risk
The majority of the Company's transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. There is a risk that currency fluctuations will have a negative effect on the value of the Company's cash flows. Company has not entered into forward contracts for either transaction or translation risk, which may have an adverse effect on the Company's financial condition and results of operations. Certain of the Company's subsidiaries report in Sterling, Singapore dollars and Norwegian kroner and risks of two kinds arise as a result:

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

Bunker swap agreements
From time to time, the Company may enter into bunker swap agreements to hedge the cost of its fuel costs. In August 2015, the Company entered into four bunker swap agreements whereby the fixed rate on 4,000 metric tons per calendar month was switched to a floating rate. The Company is then exposed to fluctuations in bunker prices, as the cargo contract price is based on an assumed bunker price for the trade. There is no guarantee that the hedge removes all the risk from the bunker exposure, due to possible differences in location and timing of the bunkering between the physical and financial position. The fair value of these swaps at December 31, 2015 was a payable of $4.1 million (2014: nil). A non-cash mark to market loss of $2.3 million was recorded in 2015 (2014: nil).

Fair Values
The carrying value and estimated fair value of the Company's financial instruments as of December 31, 2015 and 2014 are as follows:

	2015		2014
(in thousands of $)	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:
Cash and cash equivalents	264,524	264,524	235,801	235,801
Restricted cash	368	368	35,800	35,800
Liabilities:
Floating rate debt	806,456	806,456	517,575	517,575

The estimated fair value of financial assets and liabilities are as follows:

(in thousands of $)	2015 Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	264,524	264,524	—	—
Restricted cash	368	368	—	—
Liabilities:
Floating rate debt	806,456	—	806,456	—

(in thousands of $)	2014 Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	235,801	235,801	—	—
Restricted cash	35,800	35,800	—	—
Liabilities:
Floating rate debt	517,575	—	517,575	—

The following methods and assumptions were used to estimate the fair value of each class of financial instrument;

Cash and cash equivalents – the carrying values in the balance sheet approximate fair value.

Restricted cash – the carrying values in the balance sheet approximate fair value.

Floating rate debt - the fair value of floating rate debt has been determined using level 2 inputs and is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis.

Assets Measured at Fair Value on a Nonrecurring Basis
See Note 4 for a summary of the estimated fair values of the assets acquired and liabilities assumed on the Merger.

Assets Measured at Fair Value on a Recurring Basis
Marketable securities are listed equity securities considered to be available-for-sale securities for which the fair value as at the balance sheet date is their aggregate market value based on quoted market prices (level 1).

The fair value (level 2) of interest rate and bunker swap agreements is the present value of the estimated future cash flows that the Company would receive or pay to terminate the agreements at the balance sheet date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves, current and future bunker prices and the credit worthiness of both the Company and the derivative counterparty.

Concentrations of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Skandinaviska Enskilda Banken, or SEB, HSBC, Royal Bank of Scotland, DnB Nor Bank ASA and Nordea Bank Norge, or Nordea. There is a concentration of credit risk with respect to restricted cash to the extent that substantially all of the amounts are carried with SEB, Nordea and HSBC. However, the Company believes this risk is remote.

30.	RELATED PARTY TRANSACTIONS

We transact business with the following related parties, being companies in which Hemen and companies associated with Hemen have a significant interest: Ship Finance, Seadrill Limited, Seatankers Management Norge AS, Golden Ocean Group Limited, Arcadia Petroleum Limited, Deep Sea Supply Plc, Seatankers Management Co. Ltd, Archer Limited and North Atlantic Drilling Ltd. In November 2014, Highlander Tankers AS, or Highlander Tankers, post fixture managers for the Company became a related party as Robert Hvide Macleod the owner and director of Highlander Tankers was appointed the Chief Executive Officer of Frontline Management AS. Frontline 2012 and the Company (and its subsidiaries) were related parties prior to the Merger. In October 2014, VLCC Chartering Ltd, or VLCC Chartering, was set up as a joint venture between the Company and Tankers International LLC, or TI. VLCC Chartering provides chartering services to the combined fleets of the Company and TI.

Transactions with the Company
Frontline Management (Bermuda) Limited, a wholly owned subsidiary of the Company, was providing all management services to Frontline 2012 up to the date of the merger and management fees of $3.6 million, $3.2 million and $2.5 million were incurred in the eleven months ended November 30, 2015 and the years ended December 31, 2014 and 2013, respectively. These costs are recorded in administrative expenses in the statement of operations.

Newbuilding supervision fees of $4.1 million, $5.4 million and $4.1 million were charged to Frontline 2012 by the Company in the eleven months ended November 30, 2015 and the years ended December 31, 2014 and 2013, respectively.

Technical management fees of $1.8 million, $1.5 million and $0.7 million were charged to Frontline 2012 by SeaTeam Management Pte. Ltd, a majority owned subsidiary of the Company, in the eleven months ended November 30, 2015 and the years ended December 31, 2014 and 2013, respectively.

Highlander Tankers Transactions
Highlander Tankers was the post fixture manager for six of Frontline 2012's MR tankers during 2014. Highlander Tankers ceased to act as post fixture manager for three vessels in December 2014 and the remaining three vessels in January and February 2015. Post fixture fees of nil and $0.3 million were charged to Frontline 2012 by Highlander Tankers in the years ended December 31, 2015 and 2014, respectively.

In January 2015, Frontline 2012 assumed three charter-out contracts and the commercial management of four vessels from Highlander Tankers for a consideration of $1.8 million being the estimated value of the charter-out contracts and commercial management agreements.

Avance Gas Transactions
In January 2014, Frontline 2012 received $139.2 million from Avance Gas, an equity investee, in connection with the agreed sale of eight VLGC newbuildings to Avance Gas immediately following their delivery to Frontline 2012 from the yard. This receipt was placed in a restricted account to be used for installments to be paid by Frontline 2012, past and future construction supervision costs and it also included a profit element to be transferred to cash and cash equivalents on delivery of each newbuilding. All vessels were delivered in 2015 and Frontline 2012 recognized a gain on sale of $78.2 million in aggregate.

Ship Finance Transactions
As of December 31, 2015, the Company held 14 vessels under capital leases, all of which are leased from Ship Finance and were acquired upon the Merger. The remaining periods on these leases at December 31, 2015 range from 4 to 11 years.

In May 2015, the Company and Ship Finance agreed to amendments to the leases on 12 VLCCs and five Suezmaxes, the related management agreements and further amendments to the charter ancillary agreements for the remainder of the charter periods. As a result of the amendments to the charter ancillary agreements, which took effect on July 1, 2015, the daily hire payable to Ship Finance was reduced to $20,000 per day and $15,000 per day for VLCCs and Suezmaxes, respectively. Management fees due by Ship Finance were increased from $6,500 per day per vessel to $9,000 per day per vessel. In return, the Company issued 55.0 million new shares to Ship Finance and the profit share above the new daily hire rates was increased from 25% to 50%. The Company was released from its guarantee obligation in exchange for agreeing to maintain a cash buffer of $2.0 million per vessel in its chartering counterparty. At December 31, 2015, the contingent rental expense due to Ship Finance is $20.6 million (2014: nil).

As the Merger has been accounted for as a reverse business acquisition in which Frontline 2012 is treated as the accounting acquirer, all of the Company's assets and liabilities were recorded at fair value on November 30, 2015 such that estimated profit share over the remaining terms of the leases has been recorded in the balance sheet obligations. Consequently, the Company will only record profit share expense following the Merger when the actual expense is different to that estimated at the date of the Merger. No contingent rental expense was recorded in the month of December 2015.

In December 2015, the Company paid the remaining outstanding balance on the loan notes due to Ship Finance, which were issued on the early termination of the leases for the VLCCs Front Champion, Golden Victory, Front Comanche, Front Commerce and Front Opalia. $113.2 million was paid comprising principal of $112.7 million and accrued interest of $0.5 million.

In November 2015, the Company agreed with Ship Finance to terminate the long term charter for the 1998-built Suezmax tanker Mindanao. The charter with Ship Finance was terminated during the fourth quarter of 2015. The Company received a compensation payment of $3.3 million from Ship Finance for the termination of the charter. No gain or loss was recorded in the statement of operations in respect of this transaction as the gain was taken into account in the purchase price allocation on November 30, 2015.

A summary of leasing transactions with Ship Finance in the years ended December 31, 2015 (all of which were in the period subsequent to the Merger), 2014 and 2013 are as follows;

(in thousands of $)	2015	2014	2013
Charter hire paid (principal and interest)	8,355	—	—
Lease termination receipt	3,266	—	—
Lease interest expense	3,357	—	—
Remaining lease obligation	533,251	—	—

In January 2014, Frontline 2012 commenced a pooling arrangement with Ship Finance, between two of its Suezmax tankers Front Odin and Front Njord and two Ship Finance vessels Glorycrown and Everbright. Frontline 2012 recognized an expense of $1.4 million in relation to the pooling arrangement which is payable to Ship Finance (2014: income of $0.3 million)

In 2013, Frontline 2012 and Ship Finance entered into a joint project between four of Frontline 2012's vessels Front Odin, Front Njord, Front Thor, Front Loki and the two Ship Finance vessels Glorycrown and Everbright. All costs in relation to the conversion to be shared on a pro-rata basis. At December 31, 2015, the Company is owed $1.7 million by Ship Finance in respect of this project (2014: $0.7 million).

Golden Ocean Transactions
In November 2015, the Company entered into an agreement to purchase two Suezmax tanker newbuilding contracts from Golden Ocean at a purchase price of $55.7 million per vessel. The transaction was completed in December 2015. $1.9 million is payable to Golden Ocean with the balance payable to the yard as newbuilding commitments assumed from Golden Ocean. The vessels have delivery dates in the first half of 2017.

A summary of net amounts earned (incurred) from related parties for the years ended December 31, 2015, 2014 and 2013 are as follows:

(in thousands of $)	2015	2014	2013
Seatankers Management Co. Ltd	460	—	—
Ship Finance International Limited	(1,226)	—	—
Golden Ocean Group Limited	1,246	—	—
Seatankers Management Norge AS	(89)	—	—
Arcadia Petroleum Limited	31	—	—
Seadrill Limited	84	—	—
Archer Limited	40	—	—
Deep Sea Supply Plc	32	—	—
North Atlantic Drilling Ltd	16	—	—
Frontline companies (prior to merger with Frontline 2012)	(9,562)	(10,102)	(7,410)

Net amounts earned from other related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily rental for office space.

Related party balances
A summary of balances due from related parties as at December 31, 2015 and 2014 is as follows:

(in thousands of $)	2015	2014
Ship Finance International Limited	3,356	691
Seatankers Management Co. Ltd	1,165	—
Archer Ltd	148	—
VLCC Chartering	102	—
Golden Ocean Group Limited	4,099	—
Seadrill Limited	859	—
Deep Sea Supply Plc	176	—
Arcadia Petroleum Limited	201	—
North Atlantic Drilling Ltd	128	—
Frontline companies	—	2,766
	10,234	3,457

A summary of balances due to related parties as at December 31, 2015 and 2014 is as follows:

(in thousands of $)	2015	2014
Ship Finance International Limited	(23,688)	—
Seatankers Management Co. Ltd	(569)	—
Seadrill Limited	(5)	—
Golden Ocean Group Limited	(4,455)	—
Arcadia Petroleum Limited	(3)	—
Frontline companies	—	(3,422)
	(28,720)	(3,422)

31.	COMMITMENTS AND CONTINGENCIES

As of December 31, 2015, the Company's newbuilding program comprised six VLCCs, eight Suezmax tankers and 14 LR2 tanker newbuildings. As of December 31, 2015, total installments of $238.5 million had been paid and the remaining installments to be paid amounted to $1,453.2 million, payable as of the date of this report as follows;

(in thousands of $)
2016	683,102
2017	770,099
2018	—
2019	—
2020	—
Thereafter	—
1,453,201
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

The Company is a party, as plaintiff or defendant, to several lawsuits in various jurisdictions for unpaid charter hire, demurrage, damages, off-hire and other claims and commercial disputes arising from the operation of its vessels, in the ordinary course of business or in connection with its acquisition activities. The Company believes that the resolution of such claims will not have a material adverse effect on the Company's operations or financial condition individually and in the aggregate.

Following assignments of two property leases in 2015, each to a related party, a subsidiary of the Company has guaranteed the remaining outstanding payments due under the leases of approximately $11 million as of December 31, 2015. The Company does not believe that it will be required to make any payments under these guarantees and has not recorded a liability in the balance sheet in this respect.

32.	SUPPLEMENTAL INFORMATION

On July 1, 2015, the Company, Frontline Acquisition Ltd, or Frontline Acquisition, a newly formed and wholly-owned subsidiary of the Company, and Frontline 2012 entered into an agreement and plan of merger pursuant to which Frontline Acquisition and Frontline 2012 agreed to enter into a merger transaction, or the Merger, with Frontline 2012 as the surviving legal entity and thus becoming a wholly-owned subsidiary of the Company. The Merger was completed on November 30, 2015 and shareholders in Frontline 2012 received shares in the Company as merger consideration. See Note 4.

On March 25, 2015, Frontline 2012 paid a stock dividend consisting of 4.1 million Avance Gas shares. All shareholders holding 60.74 shares or more, received one share in Avance Gas for every 60.74 shares they held, rounded down to the nearest whole share. The remaining fractional shares were paid in cash. $0.01 million of this dividend was paid in cash and $56.5 million was recorded as a stock dividend. Frontline 2012 retained 112,715 shares, which were recorded as marketable securities, in respect of the treasury shares held at the time of the dividend. Frontline 2012 stopped accounting for the investment as an equity method investment at this time as it no longer had significant influence over Avance Gas.

Frontline 2012 declared the distribution of a dividend in October 2013 consisting of 12.5% of the capital stock of Avance Gas. $1.4 million of this dividend was paid in cash and $22.1 million was recorded as a stock dividend.

33.	SUBSEQUENT EVENTS

A resolution was approved at the Company’s Special Meeting of Shareholders on January 29, 2016 to effect a capital reorganization, with effect from February 3, 2016, for a 1-for-5 reverse share split of the Company’s ordinary shares and to reduce the Company’s authorized share capital from $1,000,000,000 divided into 1,000,000,000 shares of $1.00 par value each to $500,000,000 divided into 500,000,000 shares of $1.00 par value each, of which 156,386,506 shares of $1.00 par value each are in issue and fully paid or credited as fully paid.

In January 2016, the Company took delivery of two LR2 tanker newbuildings, Front Ocelot and Front Cheetah.

In February 2016, the Company announced a cash dividend of $0.35 per share for the fourth quarter of 2015, payable on or around March 18, 2016.

In March 2016, the Company took delivery of the LR2 tanker newbuildings, Front Lynx and Front Cougar.