Form 20-F
period 2016-12-31
FRONTLINE LTD /
filed 2017-03-16
CIK 913290

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2016
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________________ to _________________
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________________________

Commission file number	001-16601

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

169,809,324 Ordinary Shares, Par Value $1.00 Per Share

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this annual report and the documents incorporated by reference may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Frontline Ltd. and its subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This annual report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance, and are not intended to give any assurance as to future results. When used in this documents, the words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this annual report are based upon various assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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

We caution readers of this annual report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward looking statements. Please see our Risk Factors in Item 3 of this annual report for a more complete discussion of these and other risks and uncertainties.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Throughout this annual report, the "Company," "we," "us" and "our" all refer to Frontline Ltd. and its subsidiaries. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. The Company operates oil tankers of two sizes: very large crude carriers, or VLCCs, which are between 200,000 and 320,000 deadweight tons, or dwt, and Suezmax tankers, which are vessels between 120,000 and 170,000 dwt. The Company also operates Aframax/LR2 tankers, which are clean product tankers and range in size from 111,000 to 115,000 dwt. Unless otherwise indicated, all references to "USD","US$" and "$" in this annual report are U.S. dollars.

A. SELECTED FINANCIAL DATA

On July 1, 2015, the Company, Frontline Acquisition Ltd, or Frontline Acquisition, a newly formed and wholly-owned subsidiary of the Company, and Frontline 2012 Ltd, or Frontline 2012, entered into an agreement and plan of merger, (as amended from time to time, the "Merger Agreement") pursuant to which Frontline Acquisition and Frontline 2012 agreed to enter into a merger transaction, or the Merger, with Frontline 2012 as the surviving legal entity and thus becoming a wholly-owned subsidiary of the Company. For accounting purposes, the Merger with Frontline 2012 has been treated as a reverse business acquisition. Because this transaction is accounted for as a reverse business acquisition, the financial statements included in this annual report on Form 20-F for the period through November 30, 2015 are those of Frontline 2012. The financial statements reflect the reverse business acquisition of the Company by Frontline 2012 for the period since November 30, 2015.

The selected statement of operations data of the Company with respect to the fiscal years ended December 31, 2016, 2015 and 2014 and the selected balance sheet data of the Company as of December 31, 2016 and 2015, have been derived from the Company's consolidated financial statements included herein and should be read in conjunction with such statements and the notes thereto. The selected statement of operations data with respect to the fiscal years ended December 31, 2013 and 2012 and the selected balance sheet data as of December 31, 2014, 2013 and 2012 have been derived from consolidated financial statements of Frontline 2012 not included herein.

The following table should also be read in conjunction with Item 5. "Operating and Financial Review and Prospects" and the Company's consolidated financial statements and notes thereto included herein. The Company's accounts are maintained in U.S. dollars.

	Fiscal year ended December 31,
	2016	2015	2014	2013	2012
(in thousands of $, except ordinary shares, per share data and ratios)
Statement of Operations Data (1):
Total operating revenues	754,306	458,934	241,826	133,900	140,849
Total operating expenses	574,142	280,639	190,103	125,416	115,176
Net operating income	177,481	287,218	120,712	65,755	25,673
Net income from continuing operations	117,514	255,386	137,414	69,499	8,055
Net (loss) income from discontinued operations after non-controlling interest	—	(100,701)	12,055	—	—
Net income attributable to the Company	117,010	154,624	149,469	69,499	8,055
Basic and diluted earnings per share attributable to the Company from continuing operations (2)	$0.75	$2.13	$1.10	$0.61	$0.12
Basic and diluted (loss) earnings per share attributable to the Company from discontinued operations (2)	$—	$(0.84)	$0.10	$—	$—
Basic and diluted earnings per share attributable to the Company (2)	$0.75	$1.29	$1.19	$0.61	$0.12
Cash dividends per share declared (2) (3)	$1.05	$0.25	$4.46	$0.64	$2.81

	Fiscal year ended December 31,
	2016	2015	2014	2013	2012
(in thousands of $, except ordinary shares and ratios)
Balance Sheet Data (at end of year) (1):
Cash and cash equivalents	202,402	264,524	235,801	347,749	132,724
Newbuildings	308,324	266,233	227,050	252,753	244,860
Vessels and equipment, net	1,477,395	1,189,198	861,919	703,061	658,857
Vessels and equipment under capital lease, net	536,433	694,226	—	—	—
Investment in associated company	—	—	59,448	90,724	—
Total assets	2,966,317	2,883,468	2,497,005	1,671,680	1,139,311
Short-term debt and current portion of long-term debt	67,365	57,575	44,052	90,492	—
Current portion of obligations under capital leases	56,505	89,798	—	—	—
Long-term debt (7)	914,592	745,695	468,760	499,671	638,047
Obligations under capital leases	366,095	446,553	—	—	—
Share capital	169,809	781,938	635,205	635,205	397,800
Total equity attributable to the Company	1,499,601	1,446,282	1,123,580	1,063,157	489,427
Ordinary shares outstanding (000s) (2)	169,809	156,387	116,712	127,041	79,560
Weighted average ordinary shares outstanding (000s) (2)	156,973	120,082	125,189	114,377	67,660
Other Financial Data:
Equity to assets ratio (percentage) (4)	50.6%	50.2%	45.0%	63.6%	43.0%
Debt to equity ratio (5)	0.9	0.9	0.5	0.6	1.3
Price earnings ratio (6)	9.5	11.6	8.8	26.2	78.9
Time charter equivalent revenue (8)	566,701	342,773	136,503	70,462	82,409

Notes:

1.
Frontline 2012 determined that the stock dividend of 75.4 million of its shares in Golden Ocean Group Limited (formerly Knightsbridge Shipping Limited, NASDAQ: VLCCF), or Golden Ocean, in June 2015 represented a significant strategic shift in its business and, therefore, recorded the results of its dry bulk operations as discontinued operations in the years ended December 31, 2015 and 2014. The balance sheet at December 31, 2014 has also been presented on a discontinued operations basis.

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

6.
Price earnings ratio is calculated by dividing the closing year end share price by basic earnings per share attributable to the Company. For 2014, 2013, 2012, the price earnings ratio has been calculated by dividing the closing year end share price for Frontline 2012 by basic earnings per share attributable to the Company. Each year end share price has been adjusted for the 1-for-5 reverse share split in February 2016 and the share prices at the end of 2014, 2013 and 2012 have been adjusted for the share exchange ratio in the Merger.

7.
The Company has recorded debt issuance costs (i.e. deferred charges) as a direct deduction from the carrying amount of the related debt rather than as an asset following its adoption of Accounting Standards Update 2015-03 and has applied this on a retrospective basis for all periods presented.

8.	A reconciliation of time charter equivalent revenues to total operating revenues as reflected in the Consolidated Statements of Operations is as follows:

(in thousands of $)	2016	2015	2014	2013	2012
Total operating revenues	754,306	458,934	241,826	133,900	140,849
Less:
Finance lease interest income	(2,194)	(577)	—	—	—
Other income	(23,770)	(5,878)	(1,615)	—	—
Voyage expenses and commissions	(161,641)	(109,706)	(103,708)	(63,438)	(58,440)
Time charter equivalent revenue	566,701	342,773	136,503	70,462	82,409

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

Continued economic slowdown in the Asia Pacific region, especially in China, may exacerbate the effect on us of the recent slowdown in the rest of the world. In recent history, China has had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China's GDP for the year ended December 31, 2016, is estimated to be around 6.7%, the slowest growth rate in twenty-five years. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future. Our financial condition and results of operations, as well as our future prospects, would likely be impeded by a continuing or worsening economic downturn in any of these countries.

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

The current state of the global financial markets and current economic conditions may adversely impact our ability to obtain financing on acceptable terms and otherwise negatively impact our business

Global financial markets and economic conditions have been, and continue to be, volatile. This volatility has negatively affected the general willingness of banks and other financial institutions to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels. The shipping industry, which is highly dependent on the availability of credit to finance and expand operations, may continue to be negatively affected by this decline.

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

Acts of piracy on ocean-going vessels could adversely affect our business

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Sea piracy incidents continue to occur, particularly in the Gulf of Aden and increasingly in the Gulf of Guinea, with tankers particularly vulnerable to such attacks. Acts of piracy could result in harm or danger to the crews that man our tankers. In addition, these piracy attacks occur in regions in which our vessels are deployed that insurers characterize as "war risk" zones or by the Joint War Committee as "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ on-board security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, cash flows, financial condition and ability to pay dividends and may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

World events could affect our operations and financial results

Past terrorist attacks, as well as the threat of future terrorist attacks around the world, continue to cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition. Continuing conflicts, instability and other recent developments in the Middle East and elsewhere, and the presence of U.S. or other armed forces in Afghanistan and Syria, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. Any of these occurrences could have a material adverse impact on our business, financial condition and results of operations.

Our vessels may call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, which could adversely affect our reputation and the market for our ordinary shares

From time to time on charterers' instructions, our vessels may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the U.S. government as state sponsors of terrorism, such as Iran, Sudan and Syria. In the past, certain of our vessels have made port calls to Iran, however, none of our vessels made any port calls to Iran during 2016. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. With effect from July 1, 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to companies, such as ours, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, on May 1, 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.

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

The IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention was adopted by the required number of states and will enter into force on September 8, 2017. Details about the BWM Convention are further discussed in the Environmental and Other Regulations section.

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

Risks Related to Our Business

We may be unable to comply with the covenants contained in our loan agreement, which could affect our ability to conduct our business

As of December 31, 2016, we had $992.6 million of outstanding debt. Our outstanding debt requires us or our subsidiaries to maintain the following financial covenants; value-adjusted equity, positive working capital, and a certain level of free cash.

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

Delays or defaults by the shipyards in the construction of our newbuildings could increase our expenses and diminish our net income and cash flows

As of December 31, 2016, we had contracts for 16 newbuilding vessels. These vessels are scheduled to be delivered to us through December 2017. Vessel construction projects are generally subject to risks of delay that are inherent in any large construction project, which may be caused by numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions or any other events of force majeure. Significant delays could adversely affect our financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel, and we will continue to incur costs and expenses related to delayed vessels, such as supervision expense and interest expense for the issued and outstanding debt.

We are dependent on the spot market and any decrease in spot market rates in the future may adversely affect our earnings and our ability to pay dividends

As of December 31, 2016, 36 of the 49 vessels, which are owned, leased or chartered-in by us, were employed in the spot market and we are therefore exposed to fluctuations in spot market charter rates. Historically, the tanker market has been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. The spot market may fluctuate significantly based upon supply and demand of vessels and cargoes. The successful operation of our vessels in the competitive spot market depends upon, among other things, obtaining profitable charters and minimizing, to the extent possible, time spent waiting for charters and time spent in ballast. The spot market is very volatile, and, in the past, there have been periods when spot rates have declined below the operating cost of vessels. If future spot market rates decline, then we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or to pay dividends in the future. Furthermore, as charter rates in the spot market are fixed for a single voyage, which may last up to several weeks, during periods in which charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

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

For vessels on voyage charters, fuel oil, or bunkers, is a significant, if not the largest, expense. Changes in the price of fuel may adversely affect our profitability to the extent we have vessels on voyage charters. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries, or OPEC, and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Any future increase in the cost of fuel may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

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

During the period a vessel is subject to a time charter, we will not be permitted to sell it to take advantage of increases in vessel values without the charterers' agreement. If we sell a vessel at a time when ship prices have fallen, the sale may be at less than the vessel's carrying amount on our financial statements, with the result that we could incur a loss and a reduction in earnings. In addition, if we determine at any time that a vessel's future limited useful life and earnings require us to impair its value on our financial statements, that could result in a charge against our earnings and a reduction of our shareholders' equity. We recorded an impairment charge of $61.7 million in the year ended December 31, 2016, which comprised of $18.2 million in relation to six MR tankers that were sold during the year and $43.5 million in relation to four vessels held under capital lease. It is possible that the market value of our vessels will continue to decline in the future and could adversely affect our ability to comply with current or future financial covenants contained in our loan agreements or other financing arrangements. Any impairment charges incurred as a result of declines in charter rates and other market deterioration could negatively affect our business, financial condition, operating results or the trading price of our ordinary shares.

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

Our time charters may limit our ability to benefit from any improvement in charter rates, and at the same time, our revenues may be adversely affected if we do not successfully employ our vessels on the expiration of our charters

As of December 31, 2016, 13 of the 49 vessels, which are owned, leased or chartered-in by us, were employed on fixed rate time charters. While our fixed rate time charters generally provide reliable revenues, they also limit the portion of our fleet available for spot market voyages during an upswing in the tanker industry cycle, when spot market voyages might be more profitable. By the same token, we cannot assure you that we will be able to successfully employ our vessels in the future at rates sufficient to allow us to operate our business profitably or meet our obligations. A decline in charter or spot rates or a failure to successfully charter our vessels could have a material adverse effect on our business, financial condition, results of operation and ability to pay dividends.

We may be unable to locate suitable vessels for acquisition which would adversely affect our ability to expand our fleet

Changing market and regulatory conditions may limit the availability of suitable vessels because of customer preferences or because vessels are not or will not be compliant with existing or future rules, regulations and conventions. Additional vessels of the age and quality we desire may not be available for purchase at prices we are prepared to pay or at delivery times acceptable to us, and we may not be able to dispose of vessels at reasonable prices, if at all. If we are unable to purchase and dispose of vessels at reasonable prices in response to changing market and regulatory conditions, our business may be adversely affected.

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

Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines, criminal penalties and an adverse effect on our business

We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

Risks Related to Our Company

Incurrence of expenses or liabilities may reduce or eliminate cash distributions

In December 2015, our Board of Directors, or our Board, approved implementing a dividend policy to distribute quarterly dividends to shareholders equal to or close to earnings per share adjusted for non-recurring items. In 2016, we declared dividends of $0.40 per share for the first quarter, $0.20 per share for the second quarter, $0.10 per share for the third quarter and in February 2017, we declared a dividend of $0.15 per share for the fourth quarter of 2016. The amount and timing of dividends will depend on our earnings, financial condition, cash position, Bermuda law affecting the payment of distributions and other factors. However, we could incur other expenses or contingent liabilities that would reduce or eliminate the cash available for distribution by us as dividends. In addition, the timing and amount of dividends, if any, is at the discretion of our Board. We cannot guarantee that our Board will declare dividends in the future.

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

Any goodwill impairment loss would negatively impacting our results of operations and financial position. As of December 31, 2016, we had $225.3 million of goodwill on our balance sheet.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As of December 31, 2016, the average age of our tanker fleet, owned, leased or chartered-in by us, is approximately eight years. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, including environmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions might not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

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

Hemen may be able to exercise significant influence over us and may have conflicts of interest with our other shareholders

As of December 31, 2016, Hemen Holding Ltd, or Hemen, a Cyprus holding company, indirectly controlled by trusts established by our Chairman and President, Mr. Fredriksen, for the benefit of his immediate family, owns approximately 48.4% of our outstanding ordinary shares. For so long as Hemen owns a significant percentage of our outstanding ordinary shares, it may be able to exercise significant influence over us and will be able to strongly influence the outcome of shareholder votes on other matters, including the adoption or amendment of provisions in our articles of incorporation or bye-laws and approval of possible mergers, amalgamations, control transactions and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, amalgamations, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our ordinary shares. Hemen, may not necessarily act in accordance with the best interests of other shareholders. The interests of Hemen may not coincide with the interests of other holders of our ordinary shares. To the extent that conflicts of interests may arise, Hemen may vote in a manner adverse to us or to you or other holders of our securities.

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

If labor interruptions are not resolved in a timely manner, they could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash

As of December 31, 2016, we employed approximately 135 people in our offices in Bermuda, London, Oslo, Singapore and India. We contract with independent ship managers to manage and operate our vessels, including the crewing of those vessels. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out as we expect and could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

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

We may not qualify for an exemption under Section 883 of the Code, and may therefore have to pay tax on United States source income, which would reduce our earnings

Under the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States, may be subject to a 4% United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the applicable Treasury Regulations promulgated thereunder.

We did not qualify for this statutory tax exemption for the 2016 taxable year because 5% shareholders owned 50% or more of our ordinary shares for more than half the number of days in the year. Therefore, we did not qualify for exemption under Section 883 and were subject to a 4% United States federal income tax without allowance for deduction.

However, we may qualify for exemption under Section 883 in future taxable years. In this regard, we believe that 5% shareholders currently own less than 50% of our ordinary shares, and, if this continues to the be case, we would expect to qualify for the benefits of Section 883. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and become subject to United States federal income tax on our United States source shipping income. For example, if Hemen, who we believe to be a non-qualified shareholder, were to, in combination with other non-qualified shareholders, come to own 50% or more of our outstanding ordinary shares for more than half the days during the taxable year, we would not qualify for exemption under Section 883 for such taxable year. Due to the factual nature of the issues involved, there can be no assurances on our tax-exempt status or that of any of our subsidiaries.

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

We are engaged primarily in the ownership and operation of oil and product tankers. We operate through subsidiaries located in Bermuda, India, Liberia, the Marshall Islands, Norway, the United Kingdom and Singapore. We are also involved in the charter, purchase and sale of vessels.

Offering

On December 16, 2016, the Company completed an offering of 13,422,818 new ordinary shares at $7.45 per share, or the Offering, generating gross proceeds of $100.0 million. The Company's largest shareholder, Hemen, guaranteed the Offering and purchased 1,342,281 new ordinary shares in the Offering, corresponding to 10% of the Offering. Upon completion of the Offering, Hemen owns 82,145,703 shares of the Company, or approximately 48.4% of the Company's outstanding ordinary shares.

Formation of Frontline 2012

On December 31, 2011, in conjunction with a Board approved restructuring plan to meet the challenges created by a very weak tanker market, the Company completed the sale of 15 wholly-owned special purpose companies, or SPCs, to Frontline 2012. These SPCs owned six VLCCs (Front Kathrine, Front Queen, Front Eminence, Front Endurance, Front Cecilie and Front Signe, one of which was on time charter), four Suezmax tankers (Front Thor, Front Odin, Front Loki and Front Njord) and five VLCC newbuilding contracts. The SPCs were sold at fair market value of $1,120.7 million, which was the average of three independent broker valuations. As part of the transaction, Frontline 2012 assumed the obligation to pay $666.3 million in bank debt and $325.5 million in remaining commitments to the yard under the newbuilding contracts.

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

Golden Ocean

On April 3, 2014, Frontline 2012 and Golden Ocean entered into an agreement pursuant to which Frontline 2012 sold all of the shares of five SPCs, each owning a cash balance and a Capesize newbuilding, to Golden Ocean. On April 23, 2014, the closing date of the transaction, Golden Ocean issued 15.5 million newly issued ordinary shares to Frontline 2012 as consideration and Golden Ocean assumed $150.0 million in remaining newbuilding installments in connection with the SPCs. Frontline 2012 also agreed to continue the performance guarantees given in favor of the yard until the delivery of each newbuilding for no consideration and, Golden Ocean agreed to hold Frontline 2012 harmless against any claim under the performance guarantee after the closing date of the transaction. Golden Ocean also had the right but not the obligation to sell the SPC back to Frontline 2012 if it reached a point whereby the newbuilding contract could be cancelled. All five newbuildings were delivered to Golden Ocean during 2014. Frontline 2012 owned approximately 31.6% of the total shares outstanding in Golden Ocean with a market value of $194.4 million as a consequence of this transaction and commenced equity accounting for this investment.

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

Vessel Acquisitions, Disposals, Redeliveries and Newbuilding Contracts of the Company and Frontline 2012

The Company

In March 2014, a subsidiary of Independent Tankers Corporation Limited, or ITCL, one of the Company's majority owned subsidiaries, entered into an agreement to sell the VLCC Ulysses (ex-Phoenix Voyager) to an unrelated third party. The vessel was delivered to the buyer on March 11, 2014. This transaction was cash neutral to the Company as all of the net proceeds were used to repay debt, which was non-recourse to the Company.

In May 2014, the Company took delivery of the Suezmax newbuilding, Front Ull.

In July 2014, the Company agreed with Ship Finance International Limited, or Ship Finance, to terminate the long term charter parties for the 1999-built VLCCs Front Commerce, Front Comanche and Front Opalia and Ship Finance simultaneously sold the vessels to unrelated third parties. The charter parties for the Front Commerce, Front Comanche and Front Opalia terminated on November 4, November 12 and November 19, 2014, respectively. The Company agreed to make an aggregate compensation payment to Ship Finance of $58.8 million for the early termination of the charter parties, of which $10.5 million was paid upon termination and the balance was recorded as notes payable. The outstanding balance on the notes payable on November 30, 2015 was repaid in December 2015.

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

In January 2016, the Company took delivery of two Aframax/LR2 tanker newbuildings, Front Ocelot and Front Cheetah.

In March 2016, the Company took delivery of two Aframax/LR2 tanker newbuildings, Front Cougar and Front Lynx.

In May 2016, the Company took delivery of the Aframax/LR2 tanker newbuilding, Front Leopard.

In May 2016, the Company agreed with Ship Finance to terminate the long term charter for the 1998-built VLCC Front Vanguard. The charter with Ship Finance terminated in July 2016. Frontline made a compensation payment to Ship Finance of $0.4 million for the termination of the charter.

In June 2016, the Company entered into an agreement to sell its six MR tankers for an aggregate price of $172.5 million to an unaffiliated third party. Five of these vessels were delivered by the Company in August and September 2016 and the final vessel was delivered in November 2016. The Company recorded an impairment loss of $18.2 million in 2016 in respect of these vessels.

In June 2016, the Company took delivery of the Aframax/LR2 tanker newbuilding, Front Jaguar.

In June 2016, the Company acquired two VLCC newbuildings under construction at Hyundai Heavy Industries at a purchase price of $84 million each. The Front Duke was delivered to the Company in September 2016 and the Front Duchess was delivered to the Company in February 2017.

In August 2016, the Company took delivery of the Suezmax newbuilding, Front Challenger.

In September 2016, the Suezmax newbuilding, Front Crown and the Aframax/LR2 newbuilding, Front Altair, were delivered to the Company.

In November 2016, the Company agreed with Ship Finance to terminate the long term charter for the 1998-built VLCC Front Century upon the sale and delivery of the vessel to a third party. Ship Finance has simultaneously sold the vessel to an unrelated third party. The charter with Ship Finance terminated in March 2017. The Company has agreed a compensation payment to Ship Finance of approximately $4.0 million for the termination of the current charter. Following this termination, the number of vessels on charter from Ship Finance was reduced to twelve vessels, including ten VLCCs and two Suezmax tankers.

In January 2017, the Company took delivery of the Suezmax newbuilding Front Classic and the Aframax/LR2 newbuildings Front Antares and Front Vega.

In March 2017, the lease with Ship Finance for the 1998-built VLCC Front Century was terminated. The Company expects to record a gain on this lease termination of $20.3 million in the first quarter of 2017.

In March 2017, the Company took delivery of the Suezmax newbuilding Front Clipper.

Frontline 2012

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

In May 2014, Frontline 2012 cancelled the first of its six MR newbuilding contracts (hull D2171) at STX (Dalian) Shipbuilding Co., Ltd, or STX Dalian, due to the excessive delay compared to the contractual delivery date and demanded payment from STX Dalian and the refund guarantee bank in respect of installments paid and accrued interest of $10.8 million. The carrying cost of hull D2171 at the time of cancellation of $9.0 million was transferred to a short term claim receivable and was settled in October 2015.

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

In January 2014, Frontline 2012 took delivery of Front Dee and Front Clyde and in February and March 2014, took delivery of Front Esk and Front Mersey, respectively, the remaining four fuel efficient MR tanker newbuildings ordered from STX Korea. In September 2014, Frontline 2012 took delivery of Front Lion the first of fourteen fuel efficient Aframax/LR2 tanker newbuildings ordered from Guangzhou Longxe Shipbuilding Co. Ltd.

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

As of December 31, 2014, Frontline 2012's newbuilding program, excluding newbuildings agreed to be sold and newbuilding contracts with STX Dalian and STX Korea, comprised 13 Aframax/LR2 tanker newbuildings and six Suezmax tanker newbuildings.

In January 2015, Frontline 2012 signed newbuilding contracts for two VLCCs with expected deliveries between February and May 2017.

Frontline 2012 took delivery of the second and third Aframax/LR2 tanker newbuildings, Front Panther and Front Puma, in January 2015 and March 2015, respectively.

In April 2015, Frontline 2012 signed newbuilding contracts for two Aframax/LR2 tanker newbuildings with expected deliveries between May and August 2017.

In June 2015, Frontline 2012 took delivery of the fourth Aframax/LR2 tanker newbuilding, Front Tiger.

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

In July 2015, Frontline 2012 signed newbuilding contracts for two Aframax/LR2 tanker newbuildings with expected deliveries in July and August 2017.

In September 2015, Frontline 2012 signed newbuilding contracts for two VLCCs with expected deliveries between July and October 2017.

In November 2015, Frontline 2012 entered into an agreement to purchase two Suezmax tanker newbuilding contracts from Golden Ocean at a purchase price of $55.7 million per vessel. The transaction was completed in December 2015. The vessels have delivery dates in the first half of 2017. The contracts were acquired as a result of the Merger and were valued at $16.5 million being the excess of the estimated fair value of the contracts less the purchase price.

As of December 31, 2015 and since the completion of the Merger, the Company has a newbuilding program of 28 vessels, comprised of six VLCCs, eight Suezmax tankers and 14 Aframax/LR2 tankers.

In the first quarter of 2016, the Company took delivery of four Aframax/LR2 tanker newbuildings, Front Ocelot, Front Cheetah, Front Cougar and Front Lynx.

The Company took delivery of the Aframax/LR2 tanker newbuildings, Front Leopard and Front Jaguar, in May and June 2016, respectively.

In June 2016, the Company acquired two VLCC newbuildings under construction at Hyundai Heavy Industries at a purchase price of $84.0 million each. The Front Duke was delivered to the Company in September 2016 and the Front Duchess was delivered to the Company in February 2017. In June 2016, the Company also acquired options for two VLCC newbuildings, which lapsed in August 2016.

In August 2016, the Company took delivery of the Suezmax newbuilding, Front Challenger.

In September 2016, the Suezmax newbuilding, Front Crown and the Aframax/LR2 newbuilding, Front Altair, were delivered to the Company.

In October 2016, the Company entered into an agreement with STX Offshore & Shipbuilding Co., Ltd in Korea, or STX, to terminate the contracts for four VLCC newbuildings due for delivery in 2017. The contracted price of these vessels was $364.3 million, of which the Company has paid installments of $45.5 million. Following the contract terminations, the Company has been released of any and all obligations relating to the contracts, and has received all installment payments made to STX, less a $0.5 million cancellation fee per vessel. The Company recorded a loss of $2.8 million related to the contract terminations in the third quarter of 2016.

As of December 31, 2016, the Company's newbuilding program comprised three VLCCs, six Suezmax tankers and seven Aframax/LR2 tanker newbuildings.

In February 2017, the Company acquired two VLCC newbuildings under construction at Daewoo Shipbuilding & Marine Engineering, or DSME. The vessels are due for delivery in September and October 2017.

B.  BUSINESS OVERVIEW

As of December 31, 2016, the Company’s fleet consisted of 56 vessels, with an aggregate capacity of approximately 11 million dwt. The Company’s fleet consisted of  (i) 28 vessels owned by the Company (seven VLCCs, ten Suezmax tankers and eleven Aframax/LR2 tankers), (ii) 13 vessels that are under capital leases (11 VLCCs and two Suezmax tankers), (iii) one VLCC that is recorded as an investment in finance lease, (iv) four vessels chartered-in for periods of 12 months including extension options (two VLCCs and two Suezmax tankers), which will be redelivered during the first and second quarter of 2017, (v) two VLCCs where the cost/revenue is split equally with a third party (of which one is chartered-in by the Company and one by a third party), (vi) three MR product tankers that are chartered-in on short term time charters with a remaining duration of less than two months and (vii) five vessels that are under the Company’s commercial management (two Suezmax tankers and three Aframax oil tankers). Furthermore the Company has 16 newbuildings under construction, comprised of three VLCCs, six Suezmax tankers and seven Aframax/LR2 tankers.

See Note 31 to our audited Consolidated Financial Statements included herein for changes in our vessels subsequent to December 31, 2016.

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

In June 2016, the Company formed Suezmax Chartering, a commercial joint venture with Diamond S. Shipping LLC and Euronav NV in order to create a single point of contact for cargo owners to access a large fleet of 43 modern Suezmax vessels, traded on the spot market. As of December 31, 2016 the Company has contributed 12 vessels to the joint venture, including one under commercial management and will contribute six newbuildings as they are delivered during the period between January and June 2017. The Company believes that a larger fleet will provide more flexibility and more options for cargo owners and also reduce voyage related expenses by optimizing vessel selection based on proximity to cargoes, thereby reducing greenhouse gas emissions as a direct consequence of using less fuel for ballasting movements.

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

The tanker industry is highly cyclical, experiencing volatility in profitability, vessel values and freight rates. Freight rates are strongly influenced by the supply of tanker vessels and the demand for oil transportation. Refer to Item 5, "Operating and Financial Review and Prospects-Overview" for a discussion of the tanker market in 2016 and 2017.

Similar to structures commonly used by other shipping companies, our vessels are all owned by, or chartered to, separate subsidiaries or associated companies. Frontline Management AS and Frontline Management (Bermuda) Limited, both wholly-owned subsidiaries, which we refer to collectively as Frontline Management, support us in the implementation of our decisions. Frontline Management is responsible for the commercial management of our ship owning subsidiaries, including chartering and insurance. Each of our vessels is registered under the Bahamas, Liberian, Marshall Islands, Maltese or Hong Kong flag.

In August 2009, the Company established SeaTeam Management, a ship management company in Singapore. SeaTeam Management is a complement to the external ship management companies currently offering services to the Company and is not a change in the Company's outsourcing strategy. However, we would like to strengthen our position towards our service providers to enhance and secure delivery of high quality service at low cost in the future. SeaTeam Management was certified and received its ISM Document of Compliance by Det Norske Veritas on February 3, 2010 and is an approved ship management company. In addition, the Company opened a crewing company in Chennai, India, in January 2010.

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

We presently operate VLCCs and Suezmax tankers in the crude oil tanker market and Aframax/LR2 tankers in the refined product market. Our preferred strategy is to have some fixed charter income coverage for our fleet, predominantly through time charters, and trade the balance of the fleet on the spot market. We focus on minimizing time spent on ballast by "cross trading" our vessels, typically with voyages loading in the Middle East Gulf discharging in Northern Europe, followed by a trans-Atlantic voyage to the U.S. Gulf of Mexico and, finally, a voyage from either the Caribbean or West Africa to the Far East/Indian Ocean. We believe that operating a certain number of vessels in the spot market, enables us to capitalize on a potentially stronger spot market as well as to serve our main customers on a regular non term basis. We believe that the size of our fleet is important in negotiating terms with our major clients and charterers. We also believe that our large fleet enhances our ability to obtain competitive terms from suppliers, ship repairers and builders and to produce cost savings in chartering and operations.

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

Customers

Revenues from two customers in the year ended December 31, 2016 accounted for 10% or more of the Company's consolidated revenues in the amounts of $117.8 million and $78.0 million. Revenues from one customer in the year ended December 31, 2015 accounted for 10% or more of the Company's consolidated revenues in the amount of $71.3 million. Revenues from one customer in the year ended December 31, 2014 accounted for 10% or more of the Company's consolidated revenues in the amount of $41.0 million.

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

International Maritime Organization

The International Maritime Organization, or the IMO, is the United Nations agency for maritime safety and the prevention of pollution by ships.  The IMO has adopted several international conventions that regulate the international shipping industry, including but not limited to the International Convention on Civil Liability for Oil Pollution Damage of 1969, amended and replaced by the 1992 protocol, generally referred to as CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage of 2001, and the International Convention for the Prevention of Pollution from Ships of 1973, or the MARPOL. The

MARPOL is broken into six Annexes, each of which establishes environmental standards relating to different sources of pollution: Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI relates to air emissions.

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

Under OPA, vessel owners and operators are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. OPA contains statutory caps on liability and damages; such caps do not apply to direct clean up costs. Effective December 21, 2015, the USCG adjusted the limits of OPA liability to the greater of $2,200 per gross ton or $18,796,800 per tanker, other than a single-hull tank vessel, that is greater than 3,000 gross tons (subject to periodic adjustments for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA. The U.S. Bureau of Safety and Environment Enforcement, or the BSEE, and the U.S. Bureau of Ocean Energy Management, or the BOEM, have recently issued rules and regulations. For example, effective October 22, 2012, the BSEE implemented a final drilling safety rule for offshore oil and gas operations that strengthens the requirements for safety equipment, well control systems, and blowout prevention practices. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for clean up, removal and remedial costs, as well as damage for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war.  Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refuses to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

OPA and CERCLA have no effect on the availability of damages under existing law, including maritime tort law. We believe that we are in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our vessels call.

OPA and CERCLA both require owners and operators of vessels to establish and maintain with the U.S. Coast Guard, the USCG, evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. Under OPA and CERCLA, an owner or operator of more than one tanker is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum liability. We have provided such evidence and received certificates of financial responsibility from the USCG for each of our vessels required to have one.

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

The USCG regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, which require the installation of equipment to treat ballast water before it is discharged in U.S. waters or, in the alternative, the implementation of other port facility disposal arrangements or procedures. Vessels not complying with these regulations are restricted from entering U.S. waters. The USCG Marine Safety Center conducts detailed reviews of different manufacturers’ ballast water treatment systems to determine whether such systems meet regulatory requirements, and we are able to review which, if any such systems are certified prior to placing on a vessel. Although at least three ballast water treatment systems were certified by the end of 2016, none are appropriate for large tankers. While there remains a process for requesting a waiver from the USCG with respect to compliance with USCG regulations on ballast water system compliance, we do not know if the USCG will reduce the number of waivers it provides in light of the availability of certified systems.

At the international level, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments in February 2004, or the BWM Convention. The BWM Convention provides for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. All ships will also have to carry a ballast water record book and an International Ballast Water Management certificate. The BWM Convention enters into force

12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping tonnage. On September 8, 2016, this threshold was met (with 52 contracting parties making up 35.14%). Thus, the BWM Convention will enter into force on September 8, 2017. Many of the implementation dates originally written into the BWM Convention have already passed, so that once the BWM Convention enters into force, the period for installation of mandatory ballast water exchange requirements would be short, with several thousand ships a year needing to install ballast water management systems, or BWMS. For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention. This in effect makes all vessels constructed before the entry into force date 'existing' vessels, and allows for the installation of BWMS on such vessels at the first renewal survey following entry into force of the convention. At its 70th session in October 2016, IMO's Maritime Environment Protection Committee, or MEPC, adopted updated "guidelines for approval of ballast water management systems (G8)." G8 updates previous guidelines concerning procedures to approve BWMS. The cost of compliance could increase for ocean carriers and the costs of ballast water treatments may be material. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The United States, for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. Given the USCG’s recent approval of certain ballast water treatment systems, it is difficult to predict the overall impact on compliance and on our operations.

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

Compliance with the EPA and the USCG regulations could require the installation of certain engineering equipment and water treatment systems to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

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

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from ships are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. The 2015 United Nations Convention on Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016. The Paris Agreement does not directly limited greenhouse gas emissions from shipping.

As of January 1, 2013, all ships must comply with mandatory requirements adopted by the MEPC in July 2011 relating to greenhouse gas emissions. Currently operating ships are now required to develop and implement Ship Energy Efficiency Management Plans, or SEEMPs, and the new ships to be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index, or EEDI. These requirements could cause us to incur additional compliance costs. The IMO is also considering the implementation of market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session. In April 2015, a regulation was adopted requiring that large ships (over 5,000 gross tons) calling at European ports from January 2018 collect and publish data on carbon dioxide omissions. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. The EPA enforces both the CAA and the international standards found in Annex VI of MARPOL concerning marine diesel engines, their emissions, and the sulphur content in marine fuel. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restrict emissions of greenhouse gases could require us to make significant financial expenditures, including capital expenditures to upgrade our vessels, which we cannot predict with certainty at this time.

International Labor Organization

The International Labor Organization, the ILO, is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006, or MLC 2006. A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 will enter into force one year after 30 countries with a minimum of 33% of the world's tonnage have ratified it. On August 20, 2012, the required number of countries met and MLC 2006 entered into force on August 20, 2013. Amendments to MLC 2006 were adopted in 2014 and 2016. All our vessels are in compliance with, and are certified, to meet MLC 2006.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security.  On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, came into effect.  To implement certain portions of the MTSA, in July 2003, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. The regulations also impose requirements on certain ports and facilities, some of which are regulated by the EPA.

Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security.  The new Chapter XI-2 became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facilities Security Code, the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism.

To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized organization (RO) approved by the vessel's flag state. The following are among the various requirements, some of which are found in SOLAS:

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

The USCG regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels that have on board, as of July 1, 2004, a valid ISSC attesting to the vessel's compliance with SOLAS security requirements and the ISPS Code. We believe that our fleet is currently in compliance with applicable security requirements.

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

Our hull and machinery insurance covers actual or constructive total loss from covered risks of collision, fire, heavy weather, grounding and engine failure or damages from same. Our war risks insurance covers risks of confiscation, seizure, capture, vandalism, terrorism, sabotage and other war-related risks. Our loss-of-hire insurance covers loss of revenue for not less than $20,000 per day for Suezmax tankers and VLCCs for not less than 180 days resulting from an accident covered by the terms of our hull and machinery insurance for each of our vessels, with a 60 day deductible for all Suezmax tankers and VLCCs. Our Aframax/LR2 product tankers are insured for not less than $20,000 for 90 days with a deductible of 14 days.

C.  ORGANIZATIONAL STRUCTURE

See Exhibit 8.1 to this Form 20-F for a list of our significant subsidiaries.

D.  PROPERTY, PLANTS AND EQUIPMENT

The Company's Vessels

The following table sets forth certain information regarding the fleet that we operated as of December 31, 2016:

Vessel	Built	Approximate Dwt.	Flag	Type of Employment(1)
Tonnage Owned
VLCCs
Front Kathrine(2)	2009	297,000	MI	Time charter
Front Queen	2009	297,000	MI	Spot market
Front Eminence	2009	321,300	MI	Spot market
Front Endurance	2009	321,300	MI	Spot market
Front Cecilie	2010	297,000	HK	Spot market
Front Signe	2010	297,000	HK	Spot market
Front Duke(3)	2016	300,000	MI	Time charter

Suezmax Tankers
Front Ull	2014	156,000	MI	Spot market
Front Idun	2015	156,000	MI	Spot market
Front Thor	2010	156,000	MI	Spot market
Front Loki	2010	156,000	MI	Spot market
Front Odin(4)	2010	156,000	MI	Time charter
Front Njord(5)	2010	156,000	HK	Time charter
Front Balder(6)	2009	156,000	MI	Time charter
Front Brage	2011	156,000	MI	Spot market
Front Crown	2016	156,000	MI	Spot market
Front Challenger	2016	157,000	MI	Spot market

Aframax/LR2 Tankers
Front Lion(7)	2014	115,000	MI	Time charter
Front Puma(8)	2015	115,000	MI	Time charter
Front Panther(9)	2015	115,000	MI	Time charter
Front Tiger(10)	2015	115,000	MI	Time charter
Front Ocelot	2016	111,000	MI	Spot market
Front Cheetah(11)	2016	115,000	MI	Time charter
Front Lynx	2016	111,000	MI	Spot market
Front Cougar	2016	115,000	MI	Spot market
Front Leopard	2016	111,000	MI	Spot market
Front Jaguar(12)	2016	111,000	MI	Time charter
Front Altair	2016	111,000	MI	Spot market

Tonnage chartered-in from Ship Finance
VLCCs
Front Century (13)	1998	311,000	MI	Spot market
Front Circassia	1999	306,000	MI	Spot market
Front Scilla	2000	303,000	MI	Spot market
Front Ariake (14)	2001	299,000	BA	Time charter
Front Serenade	2002	299,000	LIB	Spot market
Front Stratus	2002	299,000	LIB	Spot market
Front Hakata	2002	298,000	BA	Spot market
Front Falcon	2002	309,000	BA	Spot market
Front Page	2002	299,000	LIB	Spot market
Front Force(15)	2004	305,000	MI	Time charter
Front Energy	2004	305,000	MI	Spot market

Suezmax Tankers
Front Ardenne	1997	150,000	MI	Spot market
Front Brabant	1998	150,000	MI	Spot market

Tonnage chartered-in from third parties
VLCCs
Front Tina(16)	2000	299,000	LIB	Spot market
Front Commodore(17)	2000	299,000	LIB	Spot market
Oceanis(18)	2011	300,000	GR	Spot market

Suezmax Tankers
Front Melody(19)	2001	150,000	LIB	Spot market
Front Symphony(20)	2001	150,000	LIB	Spot market

MR Tankers
Gold Point(21)	2011	51,000	MLT	Spot market
Miss Benedetta(22)	2012	50,000	MLT	Spot market
Miss Marina(23)	2011	51,000	MLT	Spot market

1.	Time Charter includes those contracts with durations in excess of six months.

2.	This vessel commenced a time charter in November 2016 with earliest possible re-delivery in April 2017.

3.	This vessel commenced a time charter in September 2016 with earliest possible re-delivery in April 2017.

4.	This vessel commenced a time charter in November 2015 with the earliest possible re-delivery in September 2017.

5.	This vessel commenced a time charter in February 2016 with earliest possible re-delivery in January 2018.

6.	This vessel commenced a time charter in May 2016 with earliest possible re-delivery in April 2017.

7.	This vessel commenced a time charter in August 2015 with the earliest possible re-delivery in February 2018.

8.	This vessel commenced a time charter in March 2015 with the earliest possible re-delivery in February 2018.

9.	This vessel commenced a time charter in February 2015 with the earliest possible re-delivery in December 2017.

10.	This vessel commenced a time charter in February 2016 with earliest possible re-delivery in December 2017.

11.	This vessel commenced a time charter in January 2016 with earliest possible re-delivery in December 2017.

12.	This vessel commenced a time charter in December 2016 with earliest possible re-delivery in May 2017.

13.	The lease for this vessel terminated in March 2017.

14.	This vessel commenced a time charter in March 2016 and was re-delivered in February 2017.

15.	This vessel commenced a time charter in September 2016 with earliest possible re-delivery in May 2017.

16.	This chartered-in vessel was re-delivered to owners in January 2017.

17.	This chartered-in vessel is expected to re-deliver to owners in the second quarter of 2017.

18.
The profits and losses from chartering in and chartering out this vessel are shared equally with a third party. The charter-in has earliest possible redelivery in November 2017 and latest February 2018. Furthermore, the Company has the option of extending the charter for an additional period of six months.

19.	This chartered-in vessel was re-delivered to owners in January 2017.

20.	This chartered-in vessel was re-delivered to owners in January 2017.

21.	This chartered-in vessel was re-delivered to owners in January 2017.

22.	This chartered-in vessel was re-delivered to owners in January 2017.

23.	This chartered-in vessel is expected to re-deliver to owners in the second quarter of 2017.

Our fleet chartered-in from Ship Finance is contracted to us under leasing arrangements with remaining fixed terms of between four and ten years.

Key to Flags:

BA – Bahamas, LIB - Liberia, MI – Marshall Islands, MLT - Malta, HK – Hong Kong, GR – Greece.

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

As of December 31, 2016, the Company’s fleet consisted of 56 vessels, with an aggregate capacity of approximately 11 million dwt. The Company’s fleet consisted of  (i) 28 vessels owned by the Company (seven VLCCs, ten Suezmax tankers and eleven Aframax/LR2 tankers), (ii) 13 vessels that are under capital leases (11 VLCCs and two Suezmax tankers), (iii) one VLCC that is recorded as an investment in finance lease, (iv) four vessels chartered-in for periods of 12 months including extension options (two VLCCs and two Suezmax tankers), which will be redelivered during the first and second quarter of 2017, (v) two VLCCs where the cost/revenue is split equally with a third party (of which one is chartered-in by the Company and one by a third party), (vi) three MR product tankers that are chartered-in on short term time charters with a remaining duration of less than two months and (vii) five vessels that are under the Company’s commercial management (two Suezmax tankers and three Aframax oil tankers). Furthermore the Company has 16 newbuildings under construction, comprised of three VLCCs, six Suezmax tankers and seven Aframax/LR2 tankers.

A full fleet list is provided in Item 4.D. "Information on the Company" showing the vessels that we own, lease and charter-in as of December 31, 2016. See Note 31 to our audited Consolidated Financial Statements included herein for changes in our vessels subsequent to December 31, 2016.

Fleet Changes

Refer to Item 4. for discussion on acquisitions and disposals of vessels. A summary of the changes in the vessels that we own, lease and charter-in for the years ended December 31, 2016, 2015 and 2014 is summarized in the table below. The vessel numbers as of December 31, 2014 are for Frontline 2012 and the vessels shown as 'Acquired upon the Merger' in 2015 are those of the Company due to the fact that Frontline 2012 was determined to be the accounting acquirer in the Merger.

	2016	2015	2014
VLCCs
At start of period	20	6	6
Acquired upon the Merger	—	12	—
Other acquisitions/newbuilding deliveries	1	—	—
Disposal/lease termination	(1)	—	—
Chartered-in	1	2	—
At end of period	21	20	6
Suezmax tankers
At start of period	12	4	4
Acquired upon the Merger	—	4	—
Other acquisitions/newbuilding deliveries	2	2	—
Disposal/lease termination	—	—	—
Chartered-in	—	2	—
At end of period	14	12	4
Aframax/LR2 tankers
At start of period	7	1	—
Acquired upon the Merger	—	—	—
Other acquisitions/newbuilding deliveries	7	3	1
Disposal/lease termination	—	—	—
Chartered-in	(3)	3	—
At end of period	11	7	1
MR tankers
At start of period	10	6	2
Acquired upon the Merger	—	—	—
Other acquisitions/newbuilding deliveries	—	—	4
Disposal/lease termination	(6)	—	—
Chartered-in	(1)	4	—
At end of period	3	10	6
Total
At start of period	49	17	12
Acquired upon the Merger	—	16	—
Other acquisitions/newbuilding deliveries	10	5	5
Disposal/lease termination	(7)	—	—
Chartered-in	(3)	11	—
At end of period	49	49	17

Summary of Fleet Employment

As discussed below, our vessels are operated under time charters and voyage charters.

	As of December 31,
	2016		2015		2014
	Number of vessels	Percentage of fleet	Number of vessels	Percentage of fleet	Number of vessels	Percentage of fleet
VLCCs
Spot	17	81%	16	80%	5	83%
Time charter	4	19%	4	20%	1	17%
	21	100%	20	100%	6	100%
Suezmax tankers
Spot	11	79%	5	42%	2	50%
Time charter	3	21%	5	42%	2	50%
Index related time charter	—	—	2	16%	—	—
	14	100%	12	100%	4	100%
Aframax/LR2 tankers
Spot	5	45%	—	—	1	100%
Time charter	6	55%	7	100%	—	—
	11	100%	7	100%	1	100%
MR tankers
Spot	3	100%	8	80%	6	100%
Time charter	—	—	2	20%	—	—
	3	100%	10	100%	6	100%
Total fleet
Spot	36	73%	29	59%	14	82%
Index related time charter	—	—	2	4%	—	—
Time charter	13	27%	18	37%	3	18%
	49	100%	49	100%	17	100%

Market Overview and Trend Information

The average rate for VLCCs trading on a standard 'TD3' voyage between the Middle East and Japan in the fourth quarter of 2016 was WS 69, or a daily TCE rate of $48,478. The average rate for a Suezmax trading on a standard 'TD20' voyage between West Africa and Rotterdam in the fourth quarter of 2016 was WS 81, or a TCE rate of $24,053. For the LR2 products market the average of a standard ‘TC1’ Voyage between the Middle East and Japan was WS 74, or a TCE rate of $7,989.

The VLCC fleet totalled 692 vessels at the end of the fourth quarter of 2016 and the Suezmax fleet totalled 475 vessels. The LR2 product tanker fleet totalled 302 vessels.

Bunkers at Fujairah averaged $297 per metric ton in the fourth quarter of 2016 compared to $251 per metric ton in the third quarter of 2016.

The International Energy Agency's, or the IEA, January 2017 report stated an OPEC crude production of 33.2 million barrels per day (mb/d) in the fourth quarter of 2016. This was up 0.64 mb/d from the third quarter of 2016.

The IEA estimates that world oil demand averaged 97.27 mb/d in the fourth quarter of 2016, which is an decrease of 0.12 mb/d compared to the previous quarter. IEA estimates that world oil demand in 2017 will be 98.09 mb/d, representing an increase of 1.68 percent or 1.62 mb/d from 2016.

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

Impairment Assessment of Goodwill

We allocate the cost of acquired companies to the identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Our future operating performance will be affected by the potential impairment charges related to goodwill. Goodwill is not amortized, but reviewed for impairment annually, or more frequently if impairment indicators arise. Impairment of goodwill in excess of amounts allocable to identifiable assets and liabilities is determined using a two-step approach, initially based on a comparison of the fair value of the reporting unit to the book value of its net assets; if the fair value of the reporting unit is lower than the book value of its net assets, then the second step compares the implied fair value of the Company's goodwill with its carrying value to measure the amount of the impairment. The Company has one reporting unit for the purpose of assessing potential goodwill impairment and has selected September 30 as its annual goodwill impairment testing date. The process of evaluating the potential impairment of goodwill and intangible assets is highly subjective and requires significant judgment at many points during the analysis.

Our test for potential goodwill impairment is a two-step approach. We estimate the fair value of the Company based on its market capitalization plus a control premium and compare this to the carrying value of its net assets. Control premium assumptions require judgment and actual results may differ from assumed or estimated amounts. If the carrying value of the Company's net assets exceeds its estimated fair value, the second step of the goodwill impairment analysis requires us to measure the amount of the impairment loss. An impairment loss is calculated by comparing the implied fair value of the goodwill to its carrying amount. To calculate the implied fair value of goodwill, the fair value of the Company’s net assets, excluding goodwill, is estimated. The excess of the fair value of the Company's net assets over the carrying value of its net assets, excluding goodwill, is the implied fair value of the Company's goodwill.

At September 30, 2016, the Company's market capitalization was $1,121.3 million (based on a share price of $7.17) compared to its carrying value of $1,397.3 million. The Company's market capitalization plus a control premium of 25% resulted in a fair value equal to its carrying value. The Company reviewed merger transactions in North America over $25 million in the nine months to September 30, 2016, global deals between public companies of more that $100 million in the last three years and global marine transport sector transactions of more than $100 million in the last five years and observed average control premiums (based on the one month average share price before the bid) of approximately 40%, 32% and 39%, respectively. Based on a range of 32% to 40% and the average control premium of 39% for global marine transport sector deals, the Company believes that a control premium of 25% is reasonable and that the Company's control premium will be equal, or higher, than this amount. The Company concluded that it was not required to complete the second step of the goodwill impairment analysis and so no goodwill impairment was indicated.

At December 31, 2016, the Company's market capitalization was $1,207.3 million (based on a share price of $7.11) compared to its carrying value of $1,499.8 million. The Company's market capitalization plus a control premium of 24% resulted in a fair value equal to its carrying value. The Company concluded that it was not required to complete the second step of the goodwill impairment analysis and so no goodwill impairment was indicated.

If our share price declines or if our control premium declines, the first step of our goodwill impairment analysis may fail. Our closing share price on February 28, 2017 was $6.91. Control premium assumptions require judgement and actual results may differ from assumed or estimated amounts. Events or circumstances may occur that could negatively impact our stock price, including changes in our anticipated revenues and profits and our ability to execute on our strategies. In addition, our control premium could decline due to changes in economic conditions in the shipping industry or more generally in the financial markets. An impairment could have a material effect on our consolidated balance sheet and results of operations.

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

In developing estimates of future cash flows, the Company must make assumptions about future performance, with significant assumptions being related to charter rates, ship operating expenses, utilization, drydocking requirements, residual value, the estimated remaining useful lives of the vessels and the probability of lease terminations for vessels held under capital lease. These assumptions are based on historical trends as well as future expectations. Specifically, in estimating future charter rates, management takes into consideration rates currently in effect for existing time charters and estimated daily time charter equivalent rates for each vessel class for the unfixed days over the estimated remaining lives of each of the vessels. The estimated daily time charter equivalent rates used for unfixed days are based on a combination of (i) internally developed forecasts, and (ii) the trailing seven year historical average rates, based on quarterly average rates published by an independent third party maritime research service. Recognizing that the transportation of crude oil is cyclical and subject to significant volatility based on factors beyond the Company's control, management believes the use of estimates based on the combination of internally forecast rates and seven year historical average rates calculated as of the reporting date to be reasonable.

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

In June 2016, the Company entered into an agreement to sell its six MR tankers for an aggregate price of $172.5 million to an unaffiliated third party. Five of these vessels were delivered by the Company in August and September 2016 and the final vessel was delivered in November 2016. The Company recorded an impairment loss of $18.2 million in 2016 in respect of these vessels.

In May 2016, the Company agreed with Ship Finance to terminate the long term charter for the 1998-built VLCC Front Vanguard. The charter was terminated in July 2016. The Company agreed to a compensation payment to Ship Finance of $0.4 million for the termination of the charter and recorded an impairment loss of $7.3 million in the three months ended June 30, 2016.

In the three months ended September, 2016, the Company recorded an impairment loss of $8.9 million in respect of three vessels leased in from Ship Finance - the 1997-built Front Ardenne, the 1998-built Front Brabant and the 1998-built Front Century - based on a 25% probability assumption of terminating the vessel's lease before its next dry dock. This impairment loss included $5.6 million in respect of Front Century.

In November 2016, the Company agreed with Ship Finance to terminate the long term charter for Front Century upon the sale and delivery of the vessel to a third party. The charter was terminated in March 2017. The Company has agreed a compensation payment to Ship Finance of approximately $4.0 million for the termination of the charter and recorded an impairment loss of $27.3 million in the three months ended December 31, 2016 based on a 100% probability assumption of terminating the vessel's lease before its next dry dock.

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

The table set forth below indicates the carrying value of each of our owned vessels as of December 31, 2016 and 2015. As of December 31, 2016, December 31, 2015 and the date of this annual report, we were not holding any of the vessels listed in the table below as held for sale. We believe that the future undiscounted cash flows expected to be earned by those vessels, which have experienced a decline in charter-free market value below such vessels' carrying value, over their operating lives would exceed such vessels' carrying values as of December 31, 2016, and accordingly, have not recorded an impairment charge.

			Carrying Value at Dec 31
	Built	Approximate Dwt.	2016	2015
VLCCs
Front Kathrine*	2009	297,000	61.8	64.7
Front Queen*	2009	297,000	62.1	64.8
Front Eminence*	2009	321,300	62.8	65.6
Front Endurance*	2009	321,300	62.8	65.6
Front Cecilie*	2010	297,000	65.7	68.4
Front Signe*	2010	297,000	65.8	68.6
Front Duke	2016	300,000	83.2	—
Suezmax tankers
Front Ull*	2014	156,000	61.5	63.8
Front Idun*	2015	156,000	63.5	65.8
Front Thor*	2010	156,000	46.9	49.0
Front Loki*	2010	156,000	46.9	49.0
Front Odin*	2010	156,000	47.1	49.2
Front Njord*	2010	156,000	47.2	49.3
Front Balder*	2009	156,000	45.0	47.0
Front Brage*	2011	156,000	47.9	49.9
Front Crown*	2016	156,000	59.6	—
Front Challenger*	2016	157,000	59.6	—
Aframax/LR2 tankers
Front Lion	2014	115,000	41.6	43.1
Front Puma	2015	115,000	41.9	43.4
Front Panther	2015	115,000	41.7	43.2
Front Tiger	2015	115,000	41.8	43.2
Front Ocelot	2016	111,000	45.2	—
Front Cheetah	2016	115,000	44.3	—
Front Lynx	2016	111,000	44.6	—
Front Cougar	2016	115,000	44.7	—
Front Leopard	2016	111,000	45.1	—
Front Jaguar	2016	111,000	45.8	—
Front Altair*	2016	111,000	50.8	—
MR tankers
Front Arrow	2013	50,000	—	32.2
Front Avon	2013	50,000	—	32.0
Front Clyde	2014	50,000	—	32.2
Front Dee	2014	50,000	—	32.1
Front Esk	2014	50,000	—	31.9
Front Mersey	2014	50,000	—	32.2
			1,476.9	1,186.2

* We believe the basic charter-free market value at December 31, 2016 for each vessel marked with an asterisk in the table above is lower than the vessel's carrying value. We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by approximately $137.7 million. We refer you to the risk factor entitled "Because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels which may adversely affect our earnings, or could cause us to incur impairment charges".

Impairment of Marketable Securities

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

Factors Affecting our Results

The principal factors which affect the results of our continuing operations and financial position include:

•	the earnings of our vessels;

•	other operating gains and losses;

•	contingent rental income or expense;

•	vessel operating expenses;

•	administrative income and expenses;

•	impairment losses on vessels and vessels held under capital lease;

•	depreciation;

•	interest expense;

•	impairment losses and unrealized gains and losses on marketable securities;

•	gains and losses on derivatives; and

•	share of results from associated company and gain on equity interest.

We have derived our earnings from time charters, voyage charters, pool arrangements and a finance lease. As of December 31, 2016, 36 of our 49 vessels, which are owned or leased in by us, were employed in the voyage charter market. The tanker industry has historically been highly cyclical, experiencing volatility in profitability, vessel values and freight rates. In particular, freight and charter rates are strongly influenced by the supply of tanker vessels and the demand for oil transportation services.

Other operating (losses) gains relate to (i) gains arising on the cancellation of newbuilding contracts, which are considered to be contingent gains, and are recognized when the gain is virtually certain which is generally on a cash basis, (ii) losses arising on the cancellation of newbuildings which are accounted for when the contracts are cancelled, (iii) gains and losses on the sale of newbuilding contracts, which are recognized when we are reasonably assured that substantially all of the risks of the newbuilding contract have been transferred (iv) gains and losses on the termination of capital leases before the expiration of the lease term, which are accounted for by removing the carrying value of the asset and obligation, with a gain or loss recognized for the difference. Gains and losses on the termination of leases are accounted for when the lease is terminated and the vessel is redelivered to the owners and (v) gains and losses on the sale of vessels, which are recognized when the vessel has been delivered and all risks have been transferred and are determined by comparing the proceeds received with the carrying value of the vessel.

Contingent rental income or expense results from the Company's capital leases, which were acquired as a result of the Merger. Any variations in the estimated profit share expense that was included in the fair valuation of these lease obligations on the date of the Merger as compared to actual profit share expense incurred is accounted for as contingent rental income or expense.

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

An impairment loss on a vessel or a vessel held under capital lease, equal to the difference between the vessel's carrying value and fair value, is recognized when the estimated future net undiscounted cash flows are less than the carrying value of the vessel.

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

An impairment loss on a marketable security is recorded in the Consolidated Statement of Operations when the mark-to-market fair value loss is determined to be other than temporary.

None of the Company's interest rate and bunker swaps qualify for hedge accounting and changes in fair values are recognized in the Consolidated Statement of Operations.

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

Year ended December 31, 2016 compared with the year ended December 31, 2015

Total operating revenues and voyage expenses and commission

			Change
(in thousands of $)	2016	2015	$	%
Voyage charter revenues	502,284	331,388	170,896	51.6
Time charter revenues	226,058	121,091	104,967	86.7
Finance lease interest income	2,194	577	1,617	280.2
Other income	23,770	5,878	17,892	304.4
Total operating revenues	754,306	458,934	295,372	64.4

Voyage expenses and commissions	161,641	109,706	51,935	47.3

Time charter revenues increased in 2016 as compared to 2015 primarily due to:

•
an increase of $45.8 million due to the results of two Suezmax tankers and five VLCCs, which were acquired upon the Merger, as such 2016 includes 12 months of their results whereas 2015 includes only one month,

•	an increase of $39.3 million due to the delivery of three Aframax/LR2 tankers and seven Aframax/LR2 tanker newbuildings onto time charter between February 2015 and September 2016,

•
an increase of $24.2 million due to the delivery of three Suezmax tankers onto time charter in January, February, and October 2016, the delivery of two Suezmax tanker newbuildings in August and September 2016 and the purchase of two Suezmax tankers in March 2015,

•	an increase of $37.3 million due to the delivery of five VLCCs onto time charter between January and November 2016 along with the delivery of a VLCC newbuilding in September 2016, and

•	an increase of $11.1 million due to the delivery of two chartered-in MR tankers onto time charter in May 2015 and July 2015.

These factors were partially offset by:

•	a decrease of $43.6 million due to the delivery of one VLCC tanker, two MR tankers and two Suezmax tankers onto voyage charters between April 2015 and July 2016, and

•	a decrease of $9.2 million due to the redelivery of two chartered-in Aframax/LR2 tankers in June and December 2016.

Voyage charter revenues increased in 2016 as compared to 2015 primarily due to:

•
an increase of $192.2 million due to the results of four Suezmax tankers and nine VLCCs, which were acquired upon the Merger, as such 2016 includes 12 months of their results whereas 2015 includes only one month,

•	an increase of $52.5 million due to the delivery of four VLCCs onto voyage charter between November 2015 and July 2016,

•	an increase of $35.2 million due to the delivery of five Suezmax tankers and two Suezmax newbuildings onto voyage charters between April and October 2016,

•	an increase of $33.7 million due to the delivery of three Aframax/LR2 tankers and one Aframax/LR2 newbuilding onto voyage charters between June 2015 and June 2016, and

•	an increase of $8.2 million due to the delivery of two chartered-in MR tankers and one chartered-in VLCC onto voyage charter in July, October and November 2016.

These factors were partially offset by:

•	a decrease of $36.0 million due to the redelivery of five chartered-in MR tankers between September 2015 and April 2016,

•	a decrease of $34.2 million due to the delivery of two Suezmax tankers onto time charter in January and February 2016,

•	a decrease of $31.6 million due to the delivery of two VLCCs onto time charter in January, April and November 2016,

•	a decrease of $22.5 million due to the delivery of three Aframax/LR2 tankers onto time charter between February 2015 and February 2016,

•	a decrease of $21.1 million due to the disposal of five MR tankers in August and September 2016, and

•	a decrease of $5.6 million due to a decrease in market rates.

Finance lease interest income relates to the investment in finance lease, which was acquired upon the Merger. The increase in 2016 is attributable to the impact of a full year's results in 2016 as compared to one month in 2015.

The increase in other income in 2016 as compared to 2015 is primarily due to the impact of the Merger, therefore 2016 includes 12 months of other income whereas 2015 includes only one month of other income. Other income in 2016 primarily comprises income earned from the commercial management of related party and third party vessels and newbuilding supervision fees derived from related parties and third parties. Other income in 2015 relates to yard commissions received in the period following the de-consolidation of Knightsbridge Shipping Limited (renamed Golden Ocean Group Limited on March 31, 2015) relating to newbuildings sold to Knightsbridge by Frontline 2012.

Voyage expenses and commissions increased in 2016 as compared to 2015 primarily due to:

•
an increase of $72.1 million due to the results of six Suezmax tankers and fourteen VLCCs, which were acquired upon the Merger, as such 2016 includes 12 months of voyage expenses whereas 2015 includes only one month,

•	an increase of $14.4 million due to the delivery of eight Aframax/LR2 tanker newbuildings and one VLCC newbuilding between March 2015 and September 2016,

•	an increase of $5.7 million due to the delivery of two Suezmax tanker newbuildings in August 2016 and the purchase of two Suezmax tankers in March 2015,

•	an increase of $9.4 million due to the delivery of two Suezmax tankers and one VLCC onto voyage charters in November 2015, April 2016 and July 2016, and

•	an increase of $2.8 million due to the delivery of two chartered-in MR tankers and one chartered-in VLCC onto voyage charter in July, October and November 2016.

These factors were partially offset by:

•	a decrease of $11.4 million due to the delivery of two Suezmax tankers onto time charter in January and February 2016,

•	a decrease of $10.0 million due to the delivery of three VLCC tankers onto short term time charters between April and November 2016,

•	a decrease of $8.4 million due to the delivery of three Aframax/LR2 tankers onto time charter in February and February 2016,

•	a decrease of $12.6 million due to the redelivery of five chartered-in MR tankers between December 2015 and July 2016,

•	a decrease of $5.3 million due to the disposal of six MR tankers between August and October 2016, and

•	a decrease of $4.8 million primarily due to a decrease in bunker prices.

Other operating (losses) gains

			Change
(in thousands of $)	2016	2015	$	%
(Loss) gain on cancellation of newbuilding contracts	(2,772)	30,756	(33,528)	(109.0)
Gain on sale of newbuilding contracts	—	78,167	(78,167)	(100.0)
Gain on lease termination	89	—	89	100.0
	(2,683)	108,923	(111,606)	(102.5)

See Note 10 to our audited Consolidated Financial Statements included herein.

Contingent rental income

			Change
(in thousands of $)	2016	2015	$	%
Contingent rental income	(18,621)	—	(18,621)	100.0

Contingent rental income in 2016 relates to the charter party contracts with Ship Finance and is due to the fact that the actual profit share expense in the year of $50.9 million was $18.6 million less than the amount accrued in the lease obligation payable when the leases were recorded at fair value at the time of the Merger.

Ship operating expenses

			Change
(in thousands of $)	2016	2015	$	%
Ship operating expenses	119,515	64,357	55,158	85.7

Ship operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, dry docking expenses, lubricating oils and insurance.

Ship operating expenses increased in 2016 as compared to 2015 primarily due to:

•
an increase of $49.0 million due to fourteen VLCCs and four Suezmax tankers, which were acquired upon the Merger, as such 2016 includes 12 months of their operating expenses whereas 2015 includes only one month,

•	an increase of $14.4 million due to the delivery of eleven Aframax/LR2 newbuildings between March 2015 and December 2016,

•	an increase of $2.5 million due to the delivery of two Suezmax newbuildings in August 2016 and the purchase of two second hand Suezmax tankers in March 2015, and

•	an increase of $0.7 million due to the delivery of one VLCC newbuilding in September 2016.

These factors were partially offset by:

•	a decrease of $0.3 million in dry docking expenses due to five vessels docking in 2015 compared with four vessels in 2016.

•	a general decrease in other operating expenses of $11.2 million.

Charter hire expense

			Change
(in thousands of $)	2016	2015	$	%
Charter hire expense	67,846	43,387	24,459	56.4

Charter hire expense increased in 2016 as compared to 2015 primarily due to:

•	an increase of $38.8 million relating to three VLCC and two Suezmax tankers chartered-in between January and November 2016, and

•	an increase of $7.8 million relating to four MR tankers chartered-in between May 2015 and October 2016.

These factors were partially offset by a decrease of $20.1 million due to the redelivery of three MR tankers and three Aframax/LR2 tankers between December 2015 and December 2016.

Impairment loss on vessels and vessels held under capital lease

			Change
(in thousands of $)	2016	2015	$	%
Impairment loss on vessels and vessels held under capital lease	61,692	—	61,692	100.0

In May 2016, the Company agreed with Ship Finance to terminate the long term charter for the 1998-built VLCC Front Vanguard. The charter was terminated in July 2016. The Company has agreed a compensation payment to Ship Finance of $0.4 million for the termination of the charter and recorded an impairment loss of $7.3 million in the three months ended June 30, 2016.

In June 2016, the Company entered into an agreement to sell its six MR tankers for an aggregate sale price of $172.5 million to an unaffiliated third party. Five of these vessels were delivered by the Company in August and September 2016 and the final vessel was delivered in November 2016. The Company recorded an impairment loss of $18.2 million in respect of these vessels in the three months ended June 30, 2016 .

In the three months ended September, 2016, the Company recorded an impairment loss of $8.9 million in respect of three vessels leased in from Ship Finance. This impairment loss included $5.6 million in respect of the 1998-built VLCC Front Century

In November 2016, the Company agreed with Ship Finance to terminate the long term charter for the Front Century upon the sale and delivery of the vessel to a third party. The charter was terminated in March 2017. The Company has agreed a compensation payment to Ship Finance of approximately $4.0 million for the termination of the charter and recorded an impairment loss of $27.3 million in the three months ended December 31, 2016.

Provision for uncollectible receivable

			Change
(in thousands of $)	2016	2015	$	%
Provision for uncollectible receivable	4,000	—	4,000	100.0

In 2016, the Company made a provision of $4.0 million against a receivable, which was acquired as a result of the Merger and was subject to Court proceedings, following developments in those Court proceedings.

Administrative expenses

			Change
(in thousands of $)	2016	2015	$	%
Administrative expenses	37,026	10,582	26,444	249.9

Administrative expenses increased in 2016 as compared to 2015 primarily due to the increased size of the Company following the Merger and newbuilding supervision costs in 2016, which are recharged to related parties. Amounts recharged to related parties are recorded as Other Income.

Depreciation

			Change
(in thousands of $)	2016	2015	$	%
Depreciation	141,043	52,607	88,436	168.1

Depreciation expense increased in 2016 as compared to 2015 primarily due to:

•
an increase of $82.0 million due to six Suezmax tankers and fourteen VLCCs, which were acquired upon the Merger, as such 2016 includes 12 months of their depreciation whereas 2015 includes only one month,

•	an increase of $10.8 million due to the delivery of eleven Aframax/LR2 tanker newbuildings, two Suezmax newbuildings and one VLCC newbuilding between February 2015 and September 2016,

•	an increase of $0.8 million due to the delivery of two Suezmax tankers in March 2015, and

•	an increase of $0.2 million due to the capitalization of additional de-rating costs on four Suezmax tankers.

These factors were partially offset by a decrease of $3.6 million due to the disposal of six MR tankers between August and November 2016.

Interest income

			Change
(in thousands of $)	2016	2015	$	%
Interest income	367	47	320	680.9

Interest income 2016 and 2015 relates solely to interest received on bank deposits.

Interest expense

			Change
(in thousands of $)	2016	2015	$	%
Interest expense	(56,687)	(17,621)	(39,066)	(221.7)

Interest expense increased in 2016 as compared to 2015 primarily due to:

•
an increase of $32.1 million in finance lease interest expense due to two Suezmax tankers and twelve VLCCs held under capital leases that were acquired upon the Merger, as such 2016 includes 12 months of their finance lease interest expense whereas 2015 includes only one month,

•	an increase of $6.5 million as a result of additional borrowings between April 2015 and September 2016,

•	an increase of $0.6 million in amortization of deferred charges through the sale of the six MR tankers

•	an increase of $0.9 million in amortization of deferred charges due to the new term loan facility signed in December 2015, and

•	an increase of $0.8 million on loan interest expense and amortization of deferred charges as a result of the Merger.

These factors are partially offset by a decrease of $1.8 million due to the increase in the capitalization of newbuilding loan interest expense and decrease in loan interest on the MR tankers, which were disposed of.

Share of results from associated company and gain on equity interest

			Change
(in thousands of $)	2016	2015	$	%
Share of results of associated company and gain on equity interest	—	2,727	(2,727)	(100.0)

Share of results from associated company in 2015 relates to Frontline 2012's share of results of Avance Gas.

Impairment loss on marketable securities

			Change
(in thousands of $)	2016	2015	$	%
Impairment loss on marketable securities	(7,233)	(10,507)	3,274	31.2

An impairment loss of $2.4 million was recorded in the three months ended March 31, 2016, in respect of the mark to market loss on the Golden Ocean shares that was determined to be other than temporary in view of the significant fall in rates in the Baltic Dry Index and the short to medium term prospects for the dry bulk sector.

An impairment loss of $4.6 million was recorded in the six months ended June 30, 2016 and an impairment loss of $0.3 million was recorded in the three months ended September 30, 2016, in respect of the mark to market loss on the Avance Gas shares that was determined to be other than temporary in view of the significant fall in rates and the short to medium term prospects for the LPG sector.

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

Other income (expenses)

			Change
(in thousands of $)	2016	2015	$	%
Foreign currency exchange losses	9	134	(125)	(93.3)
Gain (loss) on derivatives	3,718	(6,782)	10,500	154.8
Other non-operating income	204	320	(116)	(36.3)

The gain on derivatives in 2016 relates to a gain on interest rate swaps of $1.9 million and a gain on bunker swaps of $1.8 million. The loss on derivatives in 2015 relates to a loss on interest rate swaps of $4.5 million and a loss on bunker swaps of $2.3 million.

The decrease in other non-operating income in 2016 as compared to 2015 relates to a decrease in dividends received from Ship Finance and Avance Gas.

Net loss from discontinued operations

			Change
(in thousands of $)	2016	2015	$	%
Net loss from discontinued operations	—	(131,006)	131,006	100.0

The loss from discontinued operations in 2015 relates to the operations of Golden Ocean. In June 2015, Frontline 2012 paid a stock dividend consisting of 75.4 million Golden Ocean shares. This stock dividend was deemed to trigger discontinued operations presentation of the results of Golden Ocean as it represented a strategic shift that had a major effect on Frontline 2012's financial and operational results. The results of operations and balance sheet of Golden Ocean were included within the dry bulk segment in prior periods. The loss in 2015 primarily relates to (i) a $62.5 million impairment loss on five vessels owned by Golden Ocean, (ii) a $40.6 million impairment loss on the shares held in Golden Ocean, (iii) a $14.9 million share of Golden Ocean's losses between March 31, 2015, being the date of de-consolidation of Golden Ocean and June 26, 2015 being the date of the stock dividend, and (iv) a net loss of $13.2 million for Golden Ocean in the period it was consolidated between January 1 and March 31, 2015.

Net (income) loss attributable to non-controlling interest

			Change
(in thousands of $)	2016	2015	$	%
Net (income) loss attributable to non-controlling interest	(504)	30,244	(30,748)	(101.7)

Net income attributable to non-controlling interest in 2016 is attributable to the non-controlling interest in the results of Seateam. The net loss attributable to non-controlling interest in 2015 primarily relates to the non-controlling interest in the results of Golden Ocean.

Year ended December 31, 2015 compared with the year ended December 31, 2014

Total operating revenues and voyage expenses and commission

			Change
(in thousands of $)	2015	2014	$	%
Voyage charter revenues	331,388	202,283	129,105	63.8
Time charter revenues	121,091	37,928	83,163	219.3
Finance lease interest income	577	—	577	100.0
Other income	5,878	1,615	4,263	264.0
Total operating revenues	458,934	241,826	217,108	89.8

Voyage expenses and commissions	109,706	103,708	5,998	5.8

Voyage charter revenues increased in 2015 as compared to 2014 primarily due to:

•	an increase of $40.0 million due to Frontline 2012 chartering in five MR tankers in March, April, May and July 2015, one of which was redelivered to owners in December 2015,

•	an increase of $31.7 million due to five Suezmax tankers and ten VLCCs acquired upon the Merger,

•	an increase of $21.1 million due to the delivery of three Aframax/LR2 tankers in January 2014, March 2015 and June 2015, two of which commenced time charters in February and August 2015,

•	an increase of $20.2 million due to an increase in market rates,

•	an increase of $19.4 million due to the delivery of four MR tankers onto voyage charters (in January, March, April and June 2014) and one VLCC onto voyage charter in January 2014,

•	an increase of $0.8 million due to a decrease in off-hire and commercial waiting time.

These factors were partially offset by a decrease of $4.1 million due to the delivery of one MR tanker onto time charter in April 2015.

Time charter revenues increased in 2015 as compared to 2014 primarily due to:

•	an increase of $23.9 million due to three Aframax/LR2 tankers chartered-in in January 2015 on existing time charters,

•	an increase of $17.8 million due to the purchase of two Suezmax tankers in March 2015,

•	an increase of $12.5 million due to the transfer of two Aframax/LR2 tankers from spot trade,

•	an increase of $10.1 million due to an increase in market rates on index linked time charters in relation to two Suezmax tankers,

•	an increase of $9.4 million due to two Suezmax tankers and five VLCCs acquired upon the Merger trading on time charters,

•	an increase of $7.3 million due to the delivery of one Aframax/LR2 tanker directly from the yard onto time charter, and

•	an increase of $7.0 million due to the delivery of three MR tanker onto time charter in April, November and December 2015,

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

Voyage expenses and commissions increased in 2015 as compared to 2014 primarily due to:

•	an increase of $14.0 million due to Frontline 2012 chartering in five MR tankers between March and July 2015, one of which was redelivered to owners in December 2015,

•	an increase of $7.8 million due to the delivery of four Aframax/LR2 tanker newbuildings between September 2014 and June 2015,

•	an increase of $7.7 million due to seven Suezmax tankers and fourteen VLCCs acquired upon the Merger,

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

Other operating gains

			Change
(in thousands of $)	2015	2014	$	%
Gain on cancellation of newbuilding contracts	30,756	68,989	(38,233)	(55.4)
Gain on sale of newbuilding contracts	78,167	—	78,167	100.0
	108,923	68,989	39,934	57.9

See Note 10 to our audited Consolidated Financial Statements included herein.

Ship operating expenses

			Change
(in thousands of $)	2015	2014	$	%
Ship operating expenses	64,357	49,607	14,750	29.7

Ship operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, dry dockings, lubricating oils and insurance.

Ship operating costs increased in 2015 as compared to 2014 primarily due to:

•	an increase of $7.2 million due to the delivery of four Aframax/LR2 newbuildings between September 2014 and June 2015,

•	an increase of $5.1 million due to 14 VLCCs and seven Suezmax tankers acquired upon the Merger,

•	an increase of $4.9 million due to the purchase of two secondhand Suezmax tankers in March 2015, and

•	an increase of $0.7 million due to the delivery of four MR tankers between January and March 2014.

These factors were partially offset by a $1.6 million decrease in dry docking expenses (while five vessels were dry docked in each of 2014 and 2015) and a general decrease in other operating expenses of $1.5 million.

Charter hire expense

			Change
(in thousands of $)	2015	2014	$	%
Charter hire expense	43,387	—	43,387	100.0

Charter hire expense in 2015 comprises (i) $23.5 million relating to three Aframax/LR2 tankers chartered-in in January 2015, (ii) $9.3 million relating to two MR tankers chartered-in in March 2015, and (iii) $10.6 million relating to three MR tankers chartered-in in April, May and July 2015.

Administrative expenses

			Change
(in thousands of $)	2015	2014	$	%
Administrative expenses	10,582	4,943	5,639	114.1

Administrative expenses increased in 2015 as compared to 2014 primarily due to legal and professional fees incurred in connection with the Merger and the subsequent impact of the combined company for one month.

Depreciation

			Change
(in thousands of $)	2015	2014	$	%
Depreciation	52,607	31,845	20,762	65.2

Depreciation expense increased in 2015 as compared to 2014 primarily due to:

•	an increase of $12.4 million due to seven Suezmax tankers and 14 VLCCs acquired upon the Merger,

•	an increase of $4.5 million due to the delivery of four Aframax/LR2 tanker newbuildings between September 2014 and June 2015,

•	an increase of $3.2 million due to the delivery of two Suezmax tankers in March 2015,

•	an increase of $0.4 million due to the delivery of four MR tanker newbuildings between January 2014 and March 2014, and

•	an increase of $0.3 million due to the capitalization of additional de-rating costs on four Suezmax tankers.

Interest income

			Change
(in thousands of $)	2015	2014	$	%
Interest income	47	118	(71)	(60.2)

Interest income 2015 and 2014 relates solely to interest received on bank deposits.

Interest expense

			Change
(in thousands of $)	2015	2014	$	%
Interest expense	(17,621)	(7,421)	(10,200)	(137.4)

Interest expense increased in 2015 as compared to 2014 primarily due to:

•	an increase of $4.1 million due to the reduction in the capitalization of newbuilding loan interest expense,

•	an increase of $3.6 million as a result of additional borrowings in 2015,

•	an increase of $3.4 million due to two Suezmax tankers and twelve VLCCs held under capital leases that were acquired upon the Merger,

•	an increase of $0.7 million due to the accelerated amortization of the remaining deferred charges on various of the Companies term loan facilities, which were refinanced during December 2015,

•
an increase of $0.5 million as a result of the interest charged on the notes payable to Ship Finance, which were issued following the early termination of the leases on the Front Comanche, Front Commerce, Front Opalia, Golden Victory and Front Champion,

•	an increase of $0.3 million on the amortization of deferred charges primarily as a result of the upsize in the $136.5 million loan facility to $466.5 million, and

•	an increase of $0.3 million on loan interest expense and amortization of deferred charges as a result of the Merger.

These factors were partially offset by:

•	a decrease of $0.4 million due to the cancellation of the newbuilding contract J0025 and associated debt, and

•	a decrease of $2.3 million due to the quarterly repayments made on the Company’s various loan facilities.

Gain on sale of shares

			Change
(in thousands of $)	2015	2014	$	%
Gain on sale of shares	—	16,850	(16,850)	(100.0)

The gain on sale of shares resulted from the disposal of 2,854,985 Avance Gas shares in April 2014.

Share of results of associated company and gain on equity interest

			Change
(in thousands of $)	2015	2014	$	%
Share of results of associated company and gain on equity interest	2,727	16,064	(13,337)	(83.0)

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

Impairment loss on marketable securities

			Change
(in thousands of $)	2015	2014	$	%
Impairment loss on marketable securities	(10,507)	—	(10,507)	(100.0)

The impairment loss on marketable securities in 2015 relates to the shares held in Golden Ocean.

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

Other income (expenses)

			Change
(in thousands of $)	2015	2014	$	%
Foreign currency exchange gains	134	18	116	(644.4)
Loss on derivatives	(6,782)	(8,779)	1,997	(22.7)
Other non-operating items, net	320	(148)	468	316.2

The loss on derivatives in 2015 and 2014 primarily relates to interest rate swap agreements. The loss in 2015 also includes a loss of $2.3 million on bunker swap agreements that were acquired upon the Merger.

The increase in other non-operating income in 2015 as compared to 2014 relates to an increase in dividends received from Ship Finance and Avance Gas.

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

Recent accounting pronouncements

See Note 3 to our audited Consolidated Financial Statements included herein.

B. LIQUIDITY AND CAPITAL RESOURCES

We operate in a capital intensive industry and have historically financed our purchase of tankers and other capital expenditures through a combination of cash generated from operations, equity capital and borrowings from commercial banks. Our ability to generate adequate cash flows on a short and medium term basis depends substantially on the trading performance of our vessels in the market.  Historically, market rates for charters of our vessels have been volatile. Periodic adjustments to the supply of and demand for oil and product tankers causes the industry to be cyclical in nature. We expect continued volatility in market rates for our vessels in the foreseeable future with a consequent effect on our short and medium term liquidity.

Our funding and treasury activities are conducted within corporate policies to increase investment returns while maintaining appropriate liquidity for our requirements. Cash and cash equivalents are held primarily in U.S. dollars with some balances held in British pounds, Euros, Norwegian kroner and Singapore dollars.

Our short-term liquidity requirements relate to payment of operating costs (including drydocking), funding working capital requirements, repayment of debt financing, payment of newbuilding installments, lease payments for our chartered-in fleet, contingent rental expense and maintaining cash reserves against fluctuations in operating cash flows. Sources of short-term liquidity include cash balances, short-term investments and receipts from our customers. Revenues from time charters are generally received monthly or fortnightly in advance while revenues from voyage charters are received upon completion of the voyage.

As of December 31, 2016, 2015 and 2014, we had cash and cash equivalents of $202.4 million, $264.5 million and $235.8 million, respectively. As of December 31, 2016, 2015 and 2014, we had restricted cash balances of $0.7 million, $0.4 million and $35.8 million, respectively. In January 2014, Frontline 2012 received $139.2 million from Avance Gas, a then equity investee, in connection with the agreed sale of eight VLGC newbuildings to Avance Gas immediately following their delivery to Frontline 2012 from the yard. This receipt was placed in a restricted account to be used for installments to be paid by Frontline 2012, past and future construction supervision costs and it also included a profit element to be transferred to cash and cash equivalents on delivery of each newbuilding. The balance on this account at December 31, 2014 of $35.8 million, was classified as short-term restricted cash as all vessels were expected to be delivered in 2015. Restricted cash does not include cash balances of $49.6 million (2015: $40.3 million), which are required to be maintained by the financial covenants in our loan facilities, or cash balances of $26.0 million (2015: $28.0 million), which are required to be maintained by our vessel leasing agreements with Ship Finance, as these amounts are included in Cash and cash equivalents.

As of December 31, 2016, the remaining commitments for our sixteen newbuilding contracts amounted to $684.1 million, all of which is payable in 2017. In February 2017, the Company acquired two VLCC newbuildings under construction at DSME at a net purchase price of $77.5 million each. The vessels are due for delivery in September and October 2017. The Company has committed bank financing to partially finance all of its remaining newbuilding contracts as of December 31, 2016 and has initiated a dialogue with banks to partially finance the two DSME newbuildings.

Other significant transactions subsequent to December 31, 2016, impacting our cash flows include;

•	the declaration of a dividend of $0.15 per share to be paid on or around March 23, 2017,

•	the purchase of 10,891,009 ordinary shares of DHT Holdings, Inc. (NYSE: DHT), or DHT, for $46.1 million.

We believe that cash on hand and borrowings under our current and expected credit facilities will be sufficient to fund our requirements for, at least, the twelve months from the date of this annual report.

Medium to Long-term Liquidity and Cash Requirements

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

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated.

(in thousands of $)	2016	2015	2014
Net cash provided by operating activities	286,015	207,346	58,641
Net cash used in investing activities	(396,752)	(459,279)	(63,509)
Net cash provided by (used in) financing activities	48,615	219,512	(45,936)
Net change in cash and cash equivalents	(62,122)	(32,421)	(50,804)
Net change in cash balances included in held for distribution	—	61,144	(61,144)
Cash and cash equivalents at beginning of year	264,524	235,801	347,749
Cash and cash equivalents at end of year	202,402	264,524	235,801

Net cash provided by operating activities

Net cash provided by operating activities in the year ended December 31, 2016 was $286.0 million compared with $207.3 million in the year ended December 31, 2015. Our reliance on the spot market contributes to fluctuations in cash flows from operating activities as a result of its exposure to highly cyclical tanker rates. Any increase or decrease in the average TCE rates earned by our vessels in periods subsequent to December 31, 2016, compared with the actual TCE rates achieved during 2016, will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities. We estimate that average daily total cash cost break even TCE rates for the remainder of 2017 will be approximately $22,300, $17,300 and $15,500 for our owned and leased VLCCs, Suezmax tankers, and Aframax/LR2 tankers, respectively. These are the daily rates our vessels must earn to cover budgeted operating costs, estimated interest expenses and scheduled loan principal repayments, bareboat hire and corporate overhead costs in 2017. These rates do not take into account capital expenditures and contingent rental expense.

Net cash used in investing activities

Net cash used in investing activities of $396.8 million in 2016 comprised mainly of additions to newbuildings, vessels and equipment of $622.5 million, of which most was in respect of 25 newbuilding contracts, ten of which were delivered during the year. This amount was partially offset by;

•	a refund of $43.5 million if respect of four VLCC newbuilding contracts, which were cancelled in October 2016,

•	sale proceeds of $173.2 million, primarily in respect of the six MR tankers sold during the year, and

•	finance lease payments received of $9.3 million in respect of the investment in finance lease that was acquired upon the Merger.

Net cash used in investing activities of $459.3 million in 2015 comprised mainly of:

•	newbuilding installment payments of $685.0 million,

•	$100.0 million to paid to acquire two Suezmax tankers,

•	$1.8 million for upgrading costs on four Suezmax tankers and

•	cash used in investing activities of discontinued operations of Golden Ocean of $310.8 million.

This was partially offset by;

•
restricted cash net inflows of $35.7 million, which is mainly attributable to the reclassification of $35.8 million of advance sale proceeds from Avance Gas in connection with the agreed sale of eight VLGC newbuildings as cash and cash equivalents,

•	refunds of newbuilding installments and interest of $58.8 million, in aggregate, in respect of newbuilding contracts that were cancelled by Frontline 2012,

•
sale proceeds of $456.4 million received from Avance Gas in connection with the sale of eight VLGC newbuildings to Avance Gas immediately following their delivery to Frontline 2012 from the yard. This amount is in addition to $139.2 million, which was received in advance in 2014, and

•	cash of $87.4 million acquired upon the Merger.

Net cash used in investing activities of $63.5 million in 2014 comprised mainly of:

•	newbuilding installment payments of $202.2 million,

•
restricted cash net outflows of $35.8 million, which is attributable to advance sale proceeds from Avance Gas in connection with the agreed sale of eight VLGC newbuildings being classified as restricted cash, and

•	cash used in investing activities of discontinued operations of Golden Ocean of $195.7 million.

This was partially offset by;

•
a refund of newbuilding installments and interest of $173.8 million, in aggregate, in respect of newbuilding contracts that were cancelled by Frontline 2012, of which $89.8 million was used to repay debt,

•	sale proceeds of $139.2 million received from Avance Gas in advance of the sale of eight VLGC newbuildings to Avance Gas immediately following their delivery to Frontline 2012 from the yard, and

•	$57.1 million received by Frontline 2012 from the sale of 2,854,985 Avance Gas shares in April 2014.

Net cash provided by financing activities

Net cash provided by financing activities in 2016 of $48.6 million was primarily a result of the Company's offering of 13,422,818 new ordinary shares at $7.45 per share in December 2016, which generated net proceeds of $98.2 million, and loan drawdowns of $356.1 million. These items were partially offset by dividend payments of $164.6 million, debt repayments of $169.9 million, capital lease repayments of $61.7 million, and debt fees paid of $9.5 million.

Net cash provided by financing activities in 2015 of $219.5 million was primarily a result of loan drawdowns of $659.7 million, cash provided by the discontinued operations of Golden Ocean of $141.8 million and $3.3 million which the Company received in December 2015 as a compensation payment from Ship Finance for the early termination of the long term charter for the 1998-built Suezmax tanker Mindanao.

These items were partially offset by;

•	dividend payments of $39.2 million,

•	debt repayments of $427.3 million,

•
the payment of $113.2 million in December 2015, comprising principal of $112.7 million and accrued interest of $0.5 million, in respect of the remaining outstanding balance on the loan notes due to Ship Finance, which were issued on the early termination of the leases for the VLCCs Front Champion, Golden Victory, Front Comanche, Front Commerce and Front Opalia, and,

•	debt fees paid of $0.5 million.

Net cash used in financing activities in 2014 of $45.9 million was primarily a result of debt repayments of $198.9 million, dividend payments of $37.0 million, $50.4 million paid to acquire treasury shares and debt fees paid of $0.5 million, which were partially offset by loan drawdowns of $124.0 million and cash provided by the discontinued operations of Golden Ocean of $116.8 million.

The net change in cash balances included in held for distribution relates to Golden Ocean. Frontline 2012 determined that the stock dividend of 75.4 million of its shares in Golden Ocean in June 2015 represented a significant strategic shift in its business and, therefore, recorded the results of its dry bulk operations as discontinued operations in the years ended December 31, 2015 and 2014. The balance sheet at December 31, 2014 was also presented on a discontinued operations basis, which meant that $61.4 million of cash was recorded in current assets held for distribution. The operations of Golden Ocean were de-consolidated in 2015.

Equity

On December 16, 2016, the Company completed an offering of 13,422,818 new ordinary shares at $7.45 per share, or the Offering, generating net proceeds of $98.2 million.

Between March and August 2014, Frontline 2012 acquired 6,792,117 of its own shares at an average price of $7.42 per share for total consideration of $50.4 million. These shares were recorded as treasury shares prior to the Merger, at which time they were cancelled.

Borrowing Activities

$466.5 million term loan facility
During December 2014, the amount of the $136.5 million term loan facility was increased to $466.5 million such that a further ten tranches of $33.0 million, each for a Aframax/LR2 tanker newbuilding, could be drawn. The repayment schedule was amended to installments on a quarterly basis, in an amount of $0.4 million for each MR product tanker and $0.4 million for each Aframax/LR2 tanker with a balloon payment on the final maturity date in April 2021. In addition the loan margin and commitment fee were amended to 2.05% and 0.82%, respectively. In December 2015, the loan margin was reduced to 1.90%. During 2015, $99.0 million was drawn down on delivery of three Aframax/LR2 tankers and $13.1 million was repaid. During, 2016, $192.4 million was drawn down on delivery of six Aframax/LR2 tankers. During 2016, $126.4 million was repaid, of which $108.0 million related to the repayment of debt associated with the six MR product tankers on their sale in 2016. The facility is fully drawn down as of December 31, 2016.

$60.6 million term loan facility
In March 2015, Frontline 2012 entered into a $60.6 million term facility to fund the purchase of two second hand vessels. The loan has a term of five years and carries interest at LIBOR plus a margin of 1.80%. Repayments are made on a quarterly basis, each in an amount $0.9 million, with a balloon payment on the final maturity date in March 2021.The facility is fully drawn down as of December 31, 2016.

$500.1 million term loan facility
In December 2015, subsidiaries of the Company signed a new $500.1 million senior secured term loan facility with a number of banks, which matures in December 2020 and carries an interest rate of LIBOR plus a margin of 1.90%. The proceeds of this new facility were used to refinance the $420.0 million, $200.0 million, $146.4 million and $60.0 million term loan facilities with an aggregate outstanding balance of $377.7 million and to repay outstanding amounts owed to Ship Finance of $112.7 million. This facility is secured by six VLCCs and six Suezmax tankers. Repayments are made on a quarterly basis, each in an amount $9.5 million, with a balloon payment on the final maturity date in December 2020. The facility is fully drawn down as of December 31, 2016.

$275.0 million term loan facility
In June 2016, the Company signed a $275.0 million senior unsecured facility agreement with an affiliate of Hemen, the Company's largest shareholder. The $275.0 million facility carries an interest rate of 6.25%. The facility is available to the Company for a period of eighteen months from the first utilization date and is repayable in full on the eighteen month anniversary of the first utilization date. There are no scheduled loan repayments before this date. The facility does not include any financial covenants and will be used to part finance the Company's current newbuilding program, partially finance potential acquisitions of newbuildings or vessels on the water and for general corporate purposes. The full facility is available and undrawn.

$109.2 million term loan facility
In July 2016, the Company entered into a senior secured term loan facility in an amount of up to $109.2 million with ING Bank. The facility matures on June 30, 2021, carries an interest rate of LIBOR plus a margin of 1.90% and has an amortization profile of 17 years. It will be used to part finance the acquisition made in June 2016 of the two VLCC newbuildings and is available in two equal tranches. The available undrawn amount at December 31, 2016 was up to $54.6 million. A commitment fee of 0.76% is payable on any undrawn part of the lenders commitment.

$328.4 million term loan facility
In August 2016, the Company signed a senior secured term loan facility in an amount of up to $328.4 million with China Exim Bank. The facility matures in 2029, carries an interest rate of LIBOR plus a margin in line with the Company's other credit facilities and has an amortization profile of 18 years. It will be used to part finance eight of our newbuildings and will be secured by four Suezmax tankers and four Aframax/LR2 tankers. The Company drew down $109.0 million in the year ended December 31, 2016 from this facility in connection with one LR2 tanker and two Suezmax tanker newbuildings, which were delivered in the year. A commitment fee in line with the Company's other facilities is payable on any undrawn part of the lenders commitment.

$110.5 million term loan facility
In December 2016, the Company signed a senior secured term loan facility in an amount of up to $110.5 million with Credit Suisse. The facility matures in 2022, carries an interest rate of LIBOR plus a margin of 1.90% and has an amortization profile of 18 years. The facility will be used to part finance two of our existing VLCC newbuilding contracts. The full facility is available and undrawn as at December 31, 2016. A commitment fee of 0.76% is payable on any undrawn part of the lenders commitment.

$321.6 million term loan facility
In February 2017, the Company signed a second senior secured term loan facility in an amount of up to $321.6 million. The facility will be provided by China Exim Bank and will be insured by China Export and Credit Insurance Corporation . The facility matures in 2033, carries an interest rate of LIBOR plus a margin in line with the Company's other credit facilities and has an amortization profile of 15 years. This facility will be used to part finance eight of our newbuildings and will be secured by four Suezmax tankers and four Aframax/LR2 tankers.

Debt restrictions
The Company's loan agreements contain loan-to-value clauses, which could require the Company to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, the loan agreements contains certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital and a value adjusted equity covenant. Restricted cash does not include cash balances of $49.6 million (2015: $40.3 million), which are required to be maintained by the financial covenants in our loan facilities, as these amounts are included in "Cash and cash equivalents". Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. Under those circumstances, the Company might not have sufficient funds or other resources to satisfy its obligations. The Company was in compliance with all of the financial covenants contained in the Company's loan agreements as of December 31, 2016.

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

Following assignments of two property leases in 2015, each to a related party, a subsidiary of the Company has guaranteed the remaining outstanding payments due under the leases of approximately $8 million as of December 31, 2016 (2015: approximately $11 million). The Company does not believe that it will be required to make any payments under these guarantees and has not recorded a liability in the balance sheet in this respect.

In November 2015, the Company agreed to commercially manage a VLCC being chartered-in by a third party for a two year period and to share equally the results of the vessel calculated as net voyage earnings less charter hire expense. As at December 31, 2016, the maximum potential liability for the Company is $6.6 million (2015: $14.2 million).

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

At December 31, 2016, we had the following contractual obligations and commitments:

	Payment due by period
(In thousands of $)	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years	Total
Floating rate debt	67,365	134,730	712,844	77,692	992,631
Operating lease obligations	15,413	649	365	230	16,657
Capital lease obligations (1)	28,919	64,508	68,773	100,495	262,695
Contingent rental expense (2)	12,217	—	—	—	12,217
Newbuilding commitments (3)	684,092	—	—	—	684,092
Interest on floating rate debt (4)	29,085	52,585	29,526	11,619	122,815
Interest on capital lease obligations	18,376	30,082	20,196	15,159	83,813
	855,467	282,554	831,704	205,195	2,174,920

1.
As of December 31, 2016, the Company held 13 vessels under capital leases, all of which are leased from Ship Finance and were acquired upon the Merger. The amounts shown in the table above represent the contractual obligations under these lease agreements and exclude the value of contingent rental expense that was included in the fair valuation of these lease obligations on the date of the Merger. As of December 31, 2016, we have recorded total obligations under these capital leases of $422.6 million of which $262.7 million is in respect of the minimum contractual payments and $159.9 million is in respect of contingent rental expense.

2.	Contingent rental expense of $12.2 million is contractually payable as of December 31, 2016 and represents the amount earned by Ship Finance in the six months ended December 31, 2016.

3.	The newbuilding commitments as of December 31, 2016 consist of three VLCCs, six Suezmax tankers and seven Aframax/LR2 tankers.

4.	Interest on floating rate debt has been calculated using three month U.S. dollar libor as of December 31, 2016, plus agreed margin, and outstanding borrowings as of that date.

G. SAFE HARBOR

Forward-looking information discussed in this Item 5, includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. Please see "Cautionary Statement Regarding Forward-Looking Statements" in this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors and certain key officers of our wholly owned subsidiary, Frontline Management AS, who are responsible for overseeing our management.

Name	Age	Position
John Fredriksen	72	Chairman, President and Director
Kate Blankenship	52	Director and Audit Committee Chairman
Georgina Sousa	66	Director
Ola Lorentzon	67	Director
Robert Hvide Macleod	37	Director and Chief Executive Officer of Frontline Management AS
Inger M. Klemp	53	Chief Financial Officer of Frontline Management AS

Certain biographical information about each of our directors and executive officers is set forth below.

John Fredriksen has served as Chairman of the Board, President and a director of the Company since November 3, 1997. Mr. Fredriksen has established trusts for the benefit of his immediate family which indirectly control Hemen, our largest shareholder. Mr. Fredriksen was a director of Frontline 2012 at the date of the Merger. Mr. Fredriksen is Chairman, President and a director of a related party Seadrill Limited, a Bermuda company listed on the OSE and the NYSE. He is also a director of a related party Golden Ocean Group Limited, a Bermuda company listed on Nasdaq and the OSE whose principal shareholder is Hemen. From 2001 until September 2014 Mr. Fredriksen served as Chairman of the Board, President and a director of Golar LNG Limited, or Golar, a Bermuda company listed on the Nasdaq Global Market.

Kate Blankenship has been a director of the Company since August 2003. Mrs. Blankenship joined the Company in 1994 and served as the Company's Chief Accounting Officer and Company Secretary until October 2005. Mrs. Blankenship has been a director of Ship Finance since October 2003. Mrs. Blankenship has served as a director of Golden Ocean Group Limited since November 2004, Seadrill Limited since May 2005, Archer Limited since August 2007, Independent Tankers Corporation Limited since February 2008, Seadrill Partners LLC since June 2012 and Avance Gas since October 2013. She is a member of the Institute of Chartered Accountants in England and Wales. Mrs. Blankenship served as a director of Golar LNG Limited from July 2003 until September 2015 and Golar LNG Partners from September 2007 until September 2015.

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

Robert Hvide Macleod has been a director of the Company since May 2015 and has served as Chief Executive Officer of Frontline Management AS since November 2014. Mr. Macleod served as principal executive officer of Frontline 2012 at the date of the Merger. Mr. Macleod was employed by the A.P. Moller Group from 2002 to 2004 and Glencore-ST Shipping from 2004 to 2011. He is the founder of Highlander Tankers AS. Mr. Macleod holds a Maritime Business (Hons) degree from Plymouth University.

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

B.  COMPENSATION

During the year ended December 31, 2016, we paid aggregate cash compensation of approximately $2.0 million and an aggregate amount of approximately $0.1 million for pension and retirement benefits to our directors and executive officers (six persons). In addition, we also recognized stock compensation expense of approximately $1.4 million in respect of 1,170,000 share options, which were granted to our directors and executive officers in July 2016. The initial exercise price of these options was $8.00 per option and is reduced by the amount of dividends paid after the date of grant. The exercise price of these options as of December 31, 2016 is $7.70.

C.  BOARD PRACTICES

In accordance with our bye-laws the number of directors shall be such number not less than two as our shareholders by Ordinary Resolution may from time to time determine and each director shall hold office until the next annual general meeting following his election or until his successor is elected. We currently have five directors.

We currently have an audit committee, which is responsible for overseeing the quality and integrity of our financial statements and our accounting, auditing and financial reporting practices, our compliance with legal and regulatory requirements, the independent auditor's qualifications, independence and performance and our internal audit function. In 2016, our audit committee comprised of Mrs. Kate Blankenship.

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

D.  EMPLOYEES

As of December 31, 2016, we employed approximately 135 people in our offices in Bermuda, London, Oslo, Singapore and India, compared to 123 employees in 2015 and 118 employees in 2014. We contract with independent ship managers to manage and operate our vessels.

E.  SHARE OWNERSHIP

As of February 28, 2017, the beneficial interests of our directors and officers in our ordinary shares were as follows:

Director or Officer	Ordinary shares of $1.00 each	Options to acquire ordinary shares which have vested	Percentage of ordinary shares outstanding
John Fredriksen*	*	—	*
Kate Blankenship	2,343	—	**
Georgina Sousa	—	—	—
Ola Lorentzon	3,000	—	—
Robert Hvide Macleod	270,000	—	**
Inger M. Klemp	180,000	—	**

* Mr. Fredriksen disclaims beneficial ownership of the 82,145,703 ordinary shares held by Hemen, a Cyprus holding company, which is indirectly controlled by trusts established by Mr. Fredriksen for the benefit of his immediate family, except to the extent of his voting and dispositive interest in such shares of common stock. Mr. Fredriksen has no pecuniary interest in the shares held by Hemen.
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

In April 2011, the Company granted 29,000 share options (as adjusted for the 1-for-5 reverse share split in February 2016) to directors and employees, all of which expired in April 2016. In July 2016, the Company granted 1,170,000 share options with an exercise price of $8.00 per share, reduced for dividends paid of $0.30 per share up until December 31, 2016, to directors and officers in accordance with the terms of the Frontline Scheme.

Details of options to acquire our ordinary shares by our directors and officers as of February 28, 2017, were as follows:

Director or Officer	Number of options		Exercise price*	Expiration Date
	Total	Vested
John Fredriksen	198,000	—	$7.55	July 2021
Kate Blankenship	21,000	—	$7.55	July 2021
Georgina Sousa	12,000	—	$7.55	July 2021
Ola Lorentzon	21,000	—	$7.55	July 2021
Robert Hvide Macleod	798,000	—	$7.55	July 2021
Inger M. Klemp	120,000	—	$7.55	July 2021

* The exercise price is further reduced by the dividend declared on February 28, 2017 of $0.15 per share.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

The following table presents certain information as of February 28, 2017, regarding the ownership of our ordinary shares with respect to each shareholder whom we know to beneficially own more than 5% of our outstanding ordinary shares.

Owner	Number of shares	%
Hemen Holding Ltd.	82,145,703	48.4%
Ship Finance International Limited	11,000,000	6.5%

As of March 13, 2017, 35,132,814 of our ordinary shares were listed for trading on the NYSE.

Our major shareholders have the same voting rights as our other shareholders. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

B.  RELATED PARTY TRANSACTIONS

See Note 28 to our audited Consolidated Financial Statements included herein.

C.  INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18.

Legal Proceedings

We are a party, as plaintiff or defendant, to several lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the operation of our vessels, in the ordinary course of business or in connection with our acquisition activities. We believe that the resolution of such claims will not have a material adverse effect on our operations or financial condition.

Dividend Policy

In December 2015, our Board approved implementing a dividend policy to distribute quarterly dividends to shareholders equal to or close to earnings per share adjusted for non-cash items. We also paid a dividend of $0.25 per share (adjusted for the 1-for-5 reverse share split) in the fourth quarter of 2015, which is the first dividend we have paid since the third quarter of 2011. In 2016, we declared dividends of $0.40 per share for the first quarter, $0.20 per share for the second quarter, $0.10 per share for the third quarter and in February 2017, we declared a dividend of $0.15 per share for the fourth quarter of 2016. The timing and amount of dividends, if any, is at the discretion of the Board. We cannot guarantee that our Board will declare dividends in the future.

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

All share prices have been adjusted for the 1-for-5 reverse share split, which was effected on February 3, 2016. The following table sets forth the high and low closing prices for each of the periods indicated for our ordinary shares.

The following table sets forth, for the five most recent fiscal years, the high and low prices for the ordinary shares on the NYSE and OSE.

	NYSE		OSE
	High	Low	High	Low
Fiscal year ended December 31,
2016	$14.75	$6.80	NOK 129.65	NOK 54.85
2015	$25.25	$10.40	NOK 194.00	NOK 83.75
2014	$25.90	$5.90	NOK 171.00	NOK 37.50
2013	$20.25	$8.55	NOK 125.00	NOK 49.50
2012	$47.35	$15.10	NOK 242.50	NOK 86.20

The following table sets forth, for each full financial quarter for the two most recent fiscal years, the high and low prices of the ordinary shares on the NYSE and the OSE.

	NYSE		OSE
	High	Low	High	Low
Fiscal year ended December 31, 2016
First quarter	$14.75	$7.42	NOK 129.65	NOK 65.05
Second quarter	$10.41	$7.40	NOK 84.95	NOK 61.20
Third quarter	$8.90	$6.80	NOK 72.15	NOK 54.85
Fourth quarter	$8.05	$6.91	NOK 68.00	NOK 55.50

Fiscal year ended December 31, 2015
First quarter	$25.25	$10.85	NOK 194.00	NOK 87.50
Second quarter	$15.65	$10.85	NOK 127.50	NOK 88.50
Third quarter	$17.00	$10.40	NOK 139.10	NOK 83.75
Fourth quarter	$17.05	$13.35	NOK 147.50	NOK 114.00

The following table sets forth, for the most recent six months, the high and low prices for the ordinary shares on the NYSE and OSE.

	NYSE		OSE
	High	Low	High	Low
March 2017 (through March 15)	$7.22	$6.61	NOK 60.00	NOK 56.50
February 2017	$7.24	$6.66	NOK 60.75	NOK 55.15
January 2017	$7.55	$6.89	NOK 64.70	NOK 56.70
December 2016	$7.83	$6.93	NOK 66.35	NOK 57.40
November 2016	$8.05	$6.91	NOK 68.00	NOK 55.50
October 2016	$8.03	$7.00	NOK 65.55	NOK 56.10

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

A resolution was approved at the Company’s Special Meeting of Shareholders on January 29, 2016, to effect a capital reorganization, with effect from February 3, 2016, for a 1-for-5 reverse share split of the Company’s ordinary shares and to reduce the Company’s authorized share capital from $1,000,000,000 divided into 1,000,000,000 shares of $1.00 par value each to $500,000,000 divided into 500,000,000 shares of $1.00 par value each and it was resolved that the issued and paid-up share capital of the Company be reduced from $781,937,645 to $156,386,506 (net of cancellation of fractional shares) with effect from February 3, 2016, by cancelling the paid-up capital of the Company to the extent of $4.00 on each of the issued shares of par value $5.00 so that each of the ordinary shares in issue shall have a par value of $1.00. It was also resolved that the amount of credit arising be credited to the Contributed Surplus account of the Company.

On December 16, 2016, the Company completed an offering of 13,422,818 new ordinary shares at $7.45 per share, or the Offering, generating net proceeds of $98.2 million.

B.  MEMORANDUM OF ASSOCIATION AND BYE-LAWS

The Memorandum of Association of the Company has previously been filed as Exhibit 1.1 to the Company's Annual Report on Form 20-F for the year ended December 31, 2013 filed with the Securities and Exchange Commission on March 21, 2014, and is hereby incorporated by reference into this Annual Report.

At the 2016 Annual General Meeting of the Company, our shareholders voted to amend the Company's bye-laws to ensure conformity with revisions to the Bermuda Companies Act 1981, as amended, and to update the Company’s bye-laws governing general meetings, delegation of the Board’s powers and proceedings of the Board. These amended bye-laws of the Company as adopted on September 23, 2016, are filed as Exhibit 1.2 of this annual report.

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

Shareholder Meetings.  Under our bye-laws, annual shareholder meetings will be held in accordance with the Companies Act at our registered office in Bermuda or such other location suitable for such purpose (other than Norway or the United Kingdom) at a time selected by our Board. The quorum at any annual or general meeting, save as otherwise provided by our bye-laws, is at least two shareholders present in person or by proxy and entitled to vote (whatever the number of shares held by them), provided however that if the Company shall have only one shareholder, such shareholder, present in person or by proxy, shall constitute the necessary quorum. The meetings may be held at any place, in or outside of Bermuda that is not a jurisdiction which applies a controlled foreign company tax legislation or similar regime. Special meetings may be called at the discretion of the Board and at the request of shareholders holding at least one-tenth of all outstanding shares entitled to vote at a meeting. Annual shareholder meetings and special meetings must be called by not less than seven days' prior written notice specifying the place, day and time of the meeting. The Board may fix any date as the record date for determining those shareholders eligible to receive notice of and to vote at the meeting.

The Companies Act provides that a company must have a general meeting of its shareholders in each calendar year unless that requirement is waived by a resolution of the shareholders. The Companies Act does not impose any general requirements regarding the number of voting shares which must be present or represented at a general meeting in order for the business transacted at the general meeting to be valid. The Companies Act generally leaves the quorum for shareholders meeting to the company to determine in its bye-laws. The Companies Act specifically imposes special quorum requirements where the shareholders are being asked to approve the modification of rights attaching to a particular class of shares (33.33%) or an amalgamation or merger transaction (more than 33.33%) unless in either case the bye-laws provide otherwise. The Company's bye-laws do not provide for a quorum requirement other than 33.33% where the shareholders are being asked to approve the modifications of rights attaching to a particular class of shares, but where the shareholders are being asked to approve an amalgamation or merger, the Company’s bye-laws provide for a quorum requirement of at least two shareholders present in person or by proxy and entitled to vote (whatever the number of shares held by them), or only one shareholder present in person or by proxy, if the Company shall have only one shareholder.

The key powers of our shareholders include the power to alter the terms of the Company's memorandum of association and to approve and thereby make effective any alterations to the Company's bye-laws made by the directors. Dissenting shareholders holding 20% of the Company's shares may apply to the Court to annul or vary an alteration to the Company's memorandum of association. A majority vote against an alteration to the Company's bye-laws made by the directors will prevent the alteration from becoming effective. Other key powers are to approve the alteration of the Company's capital including an increase in share capital, a reduction in share capital, to approve the removal of a director, to resolve that the Company be wound up or discontinued from Bermuda to another jurisdiction or to enter into an amalgamation or winding up. Under the Companies Act, all of the foregoing corporate actions require approval by an ordinary resolution (a simple majority of votes cast), except in the case of an amalgamation or merger transaction, which requires approval by 75% of the votes cast (unless the bye-laws provide otherwise). The Company's bye-laws only require an ordinary resolution to approve an amalgamation or merger whether or not the Company is the surviving company. In addition, the Company's bye-laws confer express power on the Board to reduce its issued share capital selectively with the authority of an ordinary resolution.

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

Directors. The Companies Act provides that the directors shall be elected or appointed by the shareholders. A director may be elected by a simple majority vote of shareholders, at a meeting where at least two shareholders entitled to vote (whatever the number of shares held by them), or only one shareholder, if the Company shall have only one shareholder, are present in person or by proxy. A person holding 50% or more of the voting shares of the Company will be able to elect all of the directors, and to prevent the election of any person whom such shareholder does not wish to be elected. There are no provisions for cumulative voting in the Companies Act or the bye-Laws and the Company's bye-Laws do not contain any super-majority voting requirements.

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

Under the Company's bye-laws, the minimum number of directors comprising the Board at any time shall be two. The Board currently consists of five directors. The minimum and maximum number of directors comprising the Board from time to time shall be determined by way of an ordinary resolution of the shareholders of the Company. The shareholders may, at the annual general meeting by ordinary resolution, determine that one or more vacancies in the Board be deemed casual vacancies. The Board, so long as a quorum remains in office, shall have the power to fill such casual vacancies. Under the Company’s bye-laws, the Board shall at all times comprise a majority of directors who are not resident in the United Kingdom. Each director will hold office until the next annual general meeting or until his successor is appointed or elected. The Company may, at a Special General Meeting called for the purpose of removing a director, do so, provided notice is served upon the concerned director 14 days prior to the meeting and he is entitled to be heard. Any vacancy created by such a removal may be filled at the meeting by the election of another person by the shareholders or in the absence of such election, by the Board.

Bermuda law permits the bye-laws of a Bermuda company to contain provisions excluding personal liability of a director, alternate director, officer, member of a committee authorized under Bye-law 104, resident representative or their respective heirs, executors or administrators to the company for any loss arising or liability attaching to him by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which the officer or person may be guilty. Bermuda law also grants companies the power generally to indemnify directors, alternate directors and officers of the Company and any members of a committee authorized under Bye-law 108, resident representatives or their respective heirs, executors or administrators if any such person was or is a party or threatened to be made a party to a threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director, alternate director or officer of the Company or member of a committee authorized under Bye-law 108, resident representative or their respective heirs, executors or administrators or was serving in a similar capacity for another entity at the company's request.

The Company's bye-laws do not prohibit a director from being a party to, or otherwise having an interest in, any transaction or arrangement with the Company or in which the Company is otherwise interested. The Company's bye-laws provide that a director who has an interest in any transaction or arrangement with the Company and who has complied with the provisions of the Companies Act and with its bye-Laws with regard to disclosure of such interest shall be taken into account in ascertaining whether a quorum is present, and will be entitled to vote in respect of any transaction or arrangement in which he is so interested. The Company's bye-laws provide its Board the authority to exercise all of the powers of the Company to borrow money and to mortgage or charge all or any part of our property and assets as collateral security for any debt, liability or obligation. The Company's directors are not required to retire because of their age, and the directors are not required to be holders of the Company's ordinary shares. Directors serve for one year terms, and shall serve until re-elected or until their successors are appointed at the next annual general meeting.  The Company's bye-laws provide that no director, alternate director, officer, person or member of a committee, if any, resident representative, or his heirs, executors or administrators, which we refer to collectively as an indemnitee, is liable for the acts, receipts, neglects, or defaults of any other such person or any person involved in our formation, or for any loss or expense incurred by us through the insufficiency or deficiency of title to any property acquired by us, or for the insufficiency of deficiency of any security in or upon which any of our monies shall be invested, or for any loss or damage arising from the bankruptcy, insolvency, or tortious act of any person with whom any monies, securities, or effects shall be deposited, or for any loss occasioned by any error of judgment, omission, default, or oversight on his part, or for any other loss, damage or misfortune whatever which shall happen in relation to the execution of his duties, or supposed duties, to us or otherwise in relation thereto. Each indemnitee will be indemnified and held harmless out of our funds to the fullest extent permitted by Bermuda law against all liabilities, loss, damage or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him as such director, alternate director, officer, person or committee member or resident representative (or in his reasonable belief that he is acting as any of the above). In addition, each indemnitee shall be indemnified against all liabilities incurred in defending any proceedings, whether civil or criminal, in which judgment is given in such indemnitee's favor, or in which he is acquitted, or in connection with any application under the Companies Acts in which relief from liability is granted to him by the court. The Company is authorized to purchase insurance to cover any liability it may incur under the indemnification provisions of its bye-laws.

Dividends.  Holders of ordinary shares are entitled to receive dividend and distribution payments, pro rata based on the number of ordinary shares held, when, as and if declared by the Board, in its sole discretion. Any future dividends declared will be at the discretion of the Board and will depend upon our financial condition, earnings and other factors.

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

Bye-law 19 specifically provides that the issuance of more shares ranking pari passu with the shares in issue shall not constitute a variation of class rights, unless the rights attached to shares in issue state that the issuance of further shares shall constitute a variation of class rights. Bye-law 3 confers on the directors the right to dispose of any number of unissued shares forming part of the authorized share capital of the Company without any requirement for shareholder approval. Bye-law 93 contains certain stipulations regarding the Company's (or any of its subsidiaries') transactions with any of its Principal Shareholders (or any Associate of a Principal Shareholder). When Bye-law 93 applies, the Company is required to send to each shareholder a disclosure statement containing information about the proposed transaction. However, this bye-law provision specifically exempts from this requirement the issuance of new shares to a Principal Shareholder for cash.

Liquidation. In the event of our liquidation, dissolution or winding up, the holders of ordinary shares are entitled to share in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to any liquidation preference on any outstanding preference shares.

C. MATERIAL CONTRACTS

Merger

For a description of the Merger Agreement pursuant to which the Company completed the Merger with Frontline 2012, please see Item 4. "Information on the Company -A. History and Development of the Company -The Merger."

Ship Finance

Charter Ancillary Agreements and Amendments

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

In May 2015, the Company and Ship Finance agreed to amendments to the leases on 12 VLCCs and five Suezmaxes, the related management agreements and further amendments to the charter ancillary agreements for the remainder of the charter periods. As a result of the amendments to the charter ancillary agreements, which took effect on July 1, 2015, the daily hire payable to Ship Finance was reduced to $20,000 per day and $15,000 per day for VLCCs and Suezmaxes, respectively. The fee due from Ship Finance for operating costs was increased from $6,500 per day per vessel to $9,000 per day per vessel. In return, the Company issued 11.0 million new shares (as adjusted for the 1-for-5 reverse share split in February 2016) to Ship Finance and the profit share above the new daily hire rates was increased from 25% to 50%. The Company was released from its guarantee obligation in exchange for agreeing to maintain a cash buffer of $2.0 million per vessel in its chartering counterparty.

As the Merger with Frontline 2012 has been accounted for as a reverse business acquisition in which Frontline 2012 is treated as the accounting acquirer, all of the Company's assets and liabilities were recorded at fair value on November 30, 2015 such that estimated profit share over the remaining terms of the leases has been recorded in the balance sheet obligations. Consequently, the Company will only record profit share expense following the Merger when the actual expense is different to that estimated at the date of the Merger. No contingent rental expense was recorded in the month of December 2015. The Company recorded contingent rental income of $18.6 million in 2016 due to the fact that the actual profit share expense earned by Ship Finance in the period of $50.9 million was $18.6 million less than the amount accrued in the lease obligation payable when the leases were recorded at fair value at the time of the Merger.

We also refer you to “Item 4. Information on the Company -A. History and Development of the Company,” “Item 5. Operating and Financial Review and Prospects -B. Liquidity and Capital Resources” and “Item 7. Major Shareholders and Related Party Transactions -B. Related Party Transactions” for a discussion of other material agreements that we have entered into outside the ordinary course of our business during the two-year period immediately preceding the date of this annual report.

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

Under the Treasury Regulations, stock of a foreign corporation is considered "primarily traded" on an established securities market in a country if the number of shares of each class of stock that is traded during the taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country. The Company's ordinary shares, which is its sole class of issued and outstanding stock, was "primarily traded" on the NYSE during the 2016 taxable year.

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

The Company believes that its ordinary shares have satisfied the Listing Threshold, as well as the Trading Frequency Test and Trading Volume Tests, during the 2016 taxable year.

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

During the 2016 taxable year, 5% Shareholders owned 50% or more of the Company's ordinary shares for more than half the number of days in the year. Therefore, the Company was subject to the 5% Override Rule, and therefore the Company believes that it did not satisfy the Publicly-Traded Test for the 2016 taxable year. However, the Company may satisfy the Publicly-Traded Test in future taxable years. In this regard, Hemen, who we believe to be a non-qualified shareholder, currently owns less than 50% of the Company’s ordinary shares. If Hemen, along with other non-qualified 5% Shareholders continues to own less than 50% of the Company’s ordinary shares, the Company would not be subject to the 5% Override Rule for its 2017 taxable year and the Company would expect to qualify for the benefits of Section 883. However, the Company can provide no assurance that it will not become subject to the 5% Override Rule in a future taxable year. In such a case, the Company may not be able to qualify for exemption under Section 883 unless it could establish that, among the ordinary shares owned by the 5% Shareholders, sufficient shares are owned by qualified shareholders, for purposes of Section 883 of the Code, to preclude non-qualified shareholders from owning 50% or more of the Company's ordinary shares for more than half the number of days during the taxable year. The requirements of establishing this exception to the 5% Override Rule are onerous and the Company may not be able to satisfy them.

Taxation in Absence of Section 883 Exemption

Since the benefits of Section 883 are unavailable for the 2016 taxable year, the Company's United States source shipping income will be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, which the Company refers to as the "4% gross basis tax regime". Since under the sourcing rules described above, no more than 50% of the Company's shipping income would be treated as being derived from United States sources, the maximum effective rate of United States federal income tax on the Company's shipping income would never exceed 2% under the 4% gross basis tax regime. The Company expects this tax liability to be approximately $0.9 million for the 2016 taxable year.

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

As of December 31, 2016, all of the Company's outstanding debt was at variable interest rates and the outstanding debt, net of the amount subject to interest rate swap agreements, was $784.4 million. Based on this, a one percentage point increase in annual LIBOR interest rates would increase its annual interest expense by approximately $7.8 million, excluding the effects of capitalization of interest.

Currency Risk

The majority of the Company's transactions, assets and liabilities are denominated in U.S. dollars, its functional currency. Certain of its subsidiaries report in British pounds, Norwegian kroner or Singapore dollars and risks of two kinds arise as a result: a transaction risk, that is, the risk that currency fluctuations will have an effect on the value of cash flows; and a translation risk, which is the impact of currency fluctuations in the translation of foreign operations and foreign assets and liabilities into U.S. dollars in the consolidated financial statements.

Inflation
Inflation has only a moderate effect on the Company's expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase operating, voyage, general and administrative, and financing costs.

Interest Rate Swap Agreements
In February 2013, Frontline 2012 entered into six interest rate swaps with Nordea Bank whereby the floating interest rate on an original principal amount of $260 million of the then anticipated debt on 12 MR product tanker newbuildings was switched to fixed rate. Six of these newbuildings were subsequently financed from the $466.5 million term loan facility. In February 2016, the Company entered into an interest rate swap with DNB whereby the floating interest on notional debt of $150.0 million was switched to fixed rate. The fair value of these swaps at December 31, 2016 was a receivable of $4.4 million (2015: receivable of $0.4 million). The Company recorded a mark to market gain on these interest rate swaps of $1.9 million in 2016 (2015: loss of $4.5 million).

Bunker swap agreements
From time to time, the Company may enter into bunker swap agreements to hedge the cost of its fuel costs. In August 2015, the Company entered into four bunker swap agreements whereby the fixed rate on 4,000 metric tons per calendar month was switched to a floating rate. The Company is then exposed to fluctuations in bunker prices, as the cargo contract price is based on an assumed bunker price for the trade. There is no guarantee that the hedge removes all the risk from the bunker exposure, due to possible differences in location and timing of the bunkering between the physical and financial position. The fair value of these swaps at December 31, 2016 was nil (2015: payable of $4.1million). A non-cash mark to market gain of $1.9 million was recorded in 2016 (2015: loss of $2.3 million).

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

a)   Disclosure Controls and Procedures

Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this annual report as of December 31, 2016. Based upon that evaluation, the principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective as of the evaluation date.

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

Our management with the participation of our principal executive officer and principal financial officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31, 2016. Based upon that evaluation, our management with the participation of our principal executive officer and principal financial officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2016.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2016 has been audited by PricewaterhouseCoopers AS, an independent registered public accounting firm, as stated in their report which appears herein.

c)   Attestation Report of Independent Registered Public Accounting Firm

The independent registered public accounting firm that audited the consolidated financial statements, PricewaterhouseCoopers AS, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2016, appearing under Item 18, and such report is incorporated herein by reference.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Company's principal accountant for 2016 and 2015 was PricewaterhouseCoopers AS. The following table sets forth for the two most recent fiscal years the fees paid or accrued for audit and services provided by PricewaterhouseCoopers AS to the Company. The amount in the table below for 2015 does not include fees related to audit services rendered for Frontline 2012 prior to the Merger on November 30, 2015.

(in thousands of $)	2016	2015
Audit Fees (a)	1,149	1,276
Audit-Related Fees (b)	—	—
Tax Fees (c)	—	—
All Other Fees (d)	—	—
Total	1,149	1,276

(a)  Audit Fees

Audit fees represent professional services rendered for the audit of our annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements. The amount in 2016 includes $50,000 for costs incurred in connection with the $100 million share offering in December 2016. The amount in 2015 includes $83,000 for costs incurred in connection with the ATM offering and $296,000 for costs incurred in connection with the Merger.

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

The Company's Board has adopted pre-approval policies and procedures in compliance with paragraph (c) (7)(i) of Rule 2-01 of Regulation S-X that require the Board to approve the appointment of the independent auditor of the Company before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company. All services provided by the principal auditor in 2016 were approved by the Board pursuant to the pre-approval policy.

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

ITEM 16H. MINE SAFETY DISCLOSURES

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

ITEM 19. EXHIBITS

No.	Description of Exhibit

1.1*	Memorandum of Association of the Company, incorporated by reference to Exhibit 1.1 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2013.

1.2	Amended and Restated Bye-Laws of the Company as adopted by shareholders on September 23, 2016.

1.3*	Certificate of Deposit of Memorandum of Increase of Share Capital, incorporated by reference to Exhibit 1.3 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2014.

1.4*
Certificate of Deposit of Memorandum of Reduction of Issued Share Capital, dated February 3, 2016, incorporated by reference to Exhibit 1.4 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2015.

2.1*	Form of Ordinary Share Certificate, incorporated by reference to Exhibit 2.1 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2015.

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

4.12*
Voting Agreement, dated as of July 1, 2015, by and among Frontline Ltd., Frontline 2012 Ltd., and the shareholders party thereto (attached as Exhibit 99.2 to the Company’s Current Report on Form 6-K, dated July 2, 2015 and incorporated herein by reference).

4.13*	Addendum No. 8 to Charter Ancillary Agreement between Frontline Ltd., Ship Finance International Limited and Frontline Shipping Ltd., dated June 5, 2015.

8.1	Subsidiaries of the Company.

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

13.1	Certification of the Principal Executive Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Principal Financial Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm

*	Incorporated herein by reference.

101.	INS*	XBRL	Instance Document
101.	SCH*	XBRL	Taxonomy Extension Schema

101.	CAL*	XBRL	Taxonomy Extension Schema Calculation Linkbase
101.	DEF*	XBRL	Taxonomy Extension Schema Definition Linkbase
101.	LAB*	XBRL	Taxonomy Extension Schema Label Linkbase
101.	PRE*	XBRL	Taxonomy Extension Schema Presentation Linkbase

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Frontline Ltd.
(Registrant)

Date: March 16, 2017	By:	/s/ Inger M. Klemp
	Name:	Inger M. Klemp
	Title:	Principal Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Frontline Ltd.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, consolidated statements of comprehensive income, consolidated statements of cash flows and consolidated statements of changes in equity present fairly, in all material respects, the financial position of Frontline Ltd. and its subsidiaries  at December 31, 2016 and December 31, 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Controls Over Financial Reporting appearing under item 15(b) of Frontline Ltd.’s Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers AS

PricewaterhouseCoopers AS
Oslo, Norway
March 16, 2017

Frontline Ltd.
Consolidated Statements of Operations for the years ended December 31, 2016, 2015 and 2014
(in thousands of $, except per share data)

	2016	2015	2014
Operating revenues
Time charter revenues	226,058	121,091	37,928
Voyage charter revenues	502,284	331,388	202,283
Finance lease interest income	2,194	577	—
Other income	23,770	5,878	1,615
Total operating revenues	754,306	458,934	241,826
Other operating (losses) gains	(2,683)	108,923	68,989
Operating expenses
Voyage expenses and commission	161,641	109,706	103,708
Contingent rental income	(18,621)	—	—
Ship operating expenses	119,515	64,357	49,607
Charter hire expenses	67,846	43,387	—
Impairment loss on vessels and vessels held under capital lease	61,692	—	—
Provision for uncollectible receivable	4,000	—	—
Administrative expenses	37,026	10,582	4,943
Depreciation	141,043	52,607	31,845
Total operating expenses	574,142	280,639	190,103
Net operating income	177,481	287,218	120,712
Other income (expenses)
Interest income	367	47	118
Interest expense	(56,687)	(17,621)	(7,421)
Gain on sale of shares	—	—	16,850
Share of results from associated company and gain on equity interest	—	2,727	16,064
Impairment loss on shares	(7,233)	(10,507)	—
Foreign currency exchange gain	9	134	18
Gain (loss) on derivatives	3,718	(6,782)	(8,779)
Other non-operating items, net	204	320	(148)
Net other (expenses) income	(59,622)	(31,682)	16,702
Net income before income taxes and non-controlling interest	117,859	255,536	137,414
Income tax expense	(345)	(150)	—
Net income from continuing operations	117,514	255,386	137,414
Net loss from discontinued operations	—	(131,006)	(51,159)
Net income	117,514	124,380	86,255
Net (income) loss attributable to non-controlling interest	(504)	30,244	63,214
Net income attributable to the Company	117,010	154,624	149,469

Basic and diluted earnings per share attributable to the Company from continuing operations	$0.75	$2.13	$1.10
Basic and diluted (loss) earnings per share attributable to the Company from discontinued operations	$0.00	$(0.84)	$0.10
Basic and diluted earnings per share attributable to the Company	$0.75	$1.29	$1.19
Cash dividends per share declared, as restated for reverse business acquisition and reverse share split	$1.05	$0.25	$4.46

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline Ltd.
Consolidated Statements of Comprehensive Income for the years ended December 31, 2016, 2015 and 2014
(in thousands of $)

	2016	2015	2014
Comprehensive income
Net income	117,514	124,380	86,255
Unrealized losses from marketable securities	(5,425)	(9,582)	—
Unrealized loss from marketable securities reclassified to Consolidated Statement of Operations	7,233	9,369	—
Foreign currency translation loss	(686)	(170)	—
Other comprehensive income (loss)	1,122	(383)	—
Comprehensive income	118,636	123,997	86,255

Comprehensive income (loss) attributable to non-controlling interest	504	(30,244)	(63,214)
Comprehensive income attributable to the Company	118,132	154,241	149,469
Comprehensive income	118,636	123,997	86,255

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline Ltd.
Consolidated Balance Sheets as of December 31, 2016 and 2015
(in thousands of $)

	2016	2015
ASSETS
Current Assets
Cash and cash equivalents	202,402	264,524
Restricted cash	677	368
Marketable securities	8,428	13,853
Trade accounts receivable, net	49,079	57,367
Related party receivables	5,095	10,234
Other receivables	19,416	29,121
Inventories	37,702	25,779
Voyages in progress	45,338	52,167
Prepaid expenses and accrued income	5,741	4,315
Current portion of investment in finance lease	9,745	9,329
Other current assets	3	408
Total current assets	383,626	467,465
Long-term assets
Newbuildings	308,324	266,233
Vessels and equipment, net	1,477,395	1,189,198
Vessels and equipment under capital lease, net	536,433	694,226
Investment in finance lease	30,908	40,656
Goodwill	225,273	225,273
Derivative instruments receivable	4,358	417
Total assets	2,966,317	2,883,468
LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	67,365	57,575
Current portion of obligations under capital leases	56,505	89,798
Related party payables	18,103	28,720
Trade accounts payable	4,325	9,500
Accrued expenses	26,159	29,689
Value of unfavorable time charter contracts	—	6,799
Derivative instruments payable	—	4,081
Other current liabilities	10,292	15,875
Total current liabilities	182,749	242,037
Long-term liabilities
Long-term debt	914,592	745,695
Obligations under capital leases	366,095	446,553
Other long-term liabilities	3,112	2,840
Total liabilities	1,466,548	1,437,125
Commitments and contingencies
Equity
Share capital (2016: 169,809,324 shares issued and outstanding, par value $1.00 per share. 2015: 781,937,649 shares issued and outstanding, par value $1.00 per share.)	169,809	781,938
Additional paid in capital	195,304	109,386

Contributed surplus	1,099,680	474,129
Accumulated other comprehensive income (loss)	739	(383)
Retained earnings	34,069	81,212
Total equity attributable to the Company	1,499,601	1,446,282
Non-controlling interest	168	61
Total equity	1,499,769	1,446,343
Total liabilities and equity	2,966,317	2,883,468

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline Ltd.
Consolidated Statements of Cash Flows for the years ended December 31, 2016, 2015 and 2014
(in thousands of $)

	2016	2015	2014
Net income	117,514	124,380	86,255
Net loss from discontinued operations	—	131,006	51,159
Net income from continuing operations	117,514	255,386	137,414
Adjustments to reconcile net income from continuing operations to net cash provided by operating activities:
Depreciation	141,043	52,607	31,845
Amortization of deferred charges	2,027	1,917	677
Other operating losses (gains)	2,683	(108,923)	(68,989)
Gain on sale of shares	—	—	(16,850)
Amortization of time charter contract value	(6,799)	816	2,822
Contingent rental income	(18,621)	—	—
Impairment loss on vessels and vessels under capital lease	61,692	—	—
Provision for uncollectible receivable	4,000	—	—
Share of results from associated company and gain on equity interest	—	(2,727)	(16,064)
Debt modification fees paid	—	—	(2,640)
Impairment loss on marketable securities	7,233	10,507	—
Mark to market (gain) loss on derivatives	(8,017)	3,618	5,765
Dividends received from Avance Gas	—	4,101	7,052
Other, net	(1,232)	1,015	339
Changes in operating assets and liabilities, net of acquisition:
Trade accounts receivable	4,287	(21,037)	(6,116)
Other receivables	10,833	(5,049)	1
Inventories	(12,241)	9,367	(2,917)
Voyages in progress	6,828	15,505	(10,021)
Prepaid expenses and accrued income	(1,427)	5,892	(1,494)
Other current assets	406	(405)	—
Trade accounts payable	(5,175)	2,832	145
Accrued expenses	(2,936)	(7,771)	(2,443)
Related party balances	(10,707)	(8,601)	(1,715)
Other current liabilities	(5,583)	5,574	1,169
Other	207	(868)	—
Cash (used in) provided by operating activities of discontinued operations	—	(6,410)	661
Net cash provided by operating activities	286,015	207,346	58,641
Investing activities
Change in restricted cash	(309)	35,713	(35,800)
Additions to newbuildings, vessels and equipment	(622,460)	(786,772)	(202,231)
Refund of newbuilding installments and interest	43,497	58,793	173,840
Sale proceeds received in advance	—	—	139,200
Proceeds from sale of newbuilding vessels	173,187	456,366	—
Cash acquired upon the Merger	—	87,443	—
Finance lease payments received	9,333	—	—
Net proceeds from sale of shares in associated company	—	—	57,140

Cash used in investing activities of discontinued operations	—	(310,822)	(195,658)
Net cash used in investing activities	(396,752)	(459,279)	(63,509)
Financing activities
Net proceeds from issuance of shares	98,200	—	—
Proceeds from long-term debt	356,066	659,700	124,000
Repayment of long-term debt	(169,883)	(427,338)	(198,889)
Payment of obligations under finance leases	(61,677)	(5,491)	—
Lease termination receipt	—	3,266	—
Payment of related party loan note	—	(112,687)	—
Debt fees paid	(9,523)	(485)	(500)
Cash dividends paid	(164,551)	(39,228)	(36,969)
Payment of fractional shares on reverse share split	(17)	—	—
Acquisition of treasury shares	—	—	(50,397)
Cash provided by financing activities of discontinued operations	—	141,775	116,819
Net cash provided by (used in) financing activities	48,615	219,512	(45,936)
Net change in cash and cash equivalents	(62,122)	(32,421)	(50,804)
Net change in cash balances included in held for distribution	—	61,144	(61,144)
Cash and cash equivalents at beginning of year	264,524	235,801	347,749
Cash and cash equivalents at end of year	202,402	264,524	235,801

Supplemental disclosure of cash flow information:
Interest paid, net of interest capitalized	53,474	17,544	8,744
Income taxes paid	716	—	—

Details of non-cash investing and financing activities are given in Notes 6 and 30.

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline Ltd.
Consolidated Statements of Changes in Equity for the years ended December 31, 2016, 2015 and 2014
(in thousands of $, except number of shares)

	2016	2015	2014
Number of shares outstanding
Balance at the beginning of the year	781,937,649	635,205,000	635,205,000
Treasury shares cancelled	—	(17,319,898)	—
Cancellation of shares held by the Company prior to the Merger	—	(34,323,000)	—
Effect of reverse business acquisition	—	198,375,547	—
Effect of reverse share split	(625,551,143)	—	—
Shares issued	13,422,818	—	—
Balance at the end of the year	169,809,324	781,937,649	635,205,000

Share capital
Balance at the beginning of the year	781,938	635,205	635,205
Treasury shares cancelled	—	(17,320)	—
Cancellation of shares held by the Company prior to the Merger	—	(34,323)	—
Effect of reverse business acquisition	—	198,376	—
Effect of reverse share split	(625,551)	—	—
Shares issued	13,422	—	—
Balance at the end of the year	169,809	781,938	635,205

Treasury shares
Balance at the beginning of the year	—	(50,397)	—
Shares purchased	—	—	(50,397)
Shares cancelled	—	50,397	—
Balance at the end of the year	—	—	(50,397)

Additional paid in capital
Balance at the beginning of year	109,386	382,373	382,373
Gain attributable to change in non-controlling ownership	—	27,485	—
Stock dividend	—	(187,784)	—
Effect of reverse business acquisition	—	361,441	—
Transfer to contributed surplus	—	(474,129)	—
Stock compensation expense	1,418	—	—
Payment for fractional shares on reverse share split	(17)	—	—
Shares issued	84,517	—	—
Balance at the end of year	195,304	109,386	382,373

Contributed surplus
Balance at the beginning of year	474,129	—	—
Transfer from additional paid in capital	—	474,129	—
Effect of reverse share split	625,551	—	—
Balance at the end of year	1,099,680	474,129	—

Accumulated other comprehensive income (loss)
Balance at the beginning of year	(383)	—	—
Other comprehensive income (loss)	1,122	(383)	—
Balance at the end of year	739	(383)	—

Retained earnings
Balance at the beginning of year	81,212	156,399	45,579
Net income	117,010	154,624	149,469
Cash dividends	(164,153)	(39,228)	(38,649)
Stock dividends	—	(190,583)	—
Balance at the end of year	34,069	81,212	156,399

Total equity attributable to the Company	1,499,601	1,446,282	1,123,580

Non-controlling interest
Balance at the beginning of year	61	323,770	—
Arising at date of acquisition	—	—	386,984
Impact of sale of shares in subsidiary	—	(27,485)	—
Net income (loss)	504	(30,244)	(63,214)
Dividend paid to non-controlling interest	(397)	—	—
Impact of de-consolidation	—	(265,980)	—
Balance at the end of year	168	61	323,770

Total equity	1,499,769	1,446,343	1,447,350

See accompanying Notes that are an integral part of these Consolidated Financial Statements

Frontline Ltd.
Notes to the Consolidated Financial Statements

1.	ORGANIZATION AND BUSINESS

Historical Structure of the Company

Frontline Ltd., the Company or Frontline, is an international shipping company incorporated in Bermuda as an exempted company under the Bermuda Companies Law of 1981 on June 12, 1992. The Company's ordinary shares are listed on the New York Stock Exchange and the Oslo Stock Exchange under the symbol of "FRO".

On December 16, 2016, the Company completed an offering of 13,422,818 new ordinary shares at $7.45 per share, or the Offering, generating net proceeds of $98.2 million. The Company's largest shareholder, Hemen Holdings Ltd., or Hemen, guaranteed the Offering and was allocated 1,342,281 new ordinary shares in the Offering, corresponding to 10% of the Offering. Hemen owns 82,145,703 shares in the Company upon completion of the Offering, or approximately 48.4% of the Company's shares and votes.

A resolution was approved at the Company’s Special Meeting of Shareholders on January 29, 2016, to effect a capital reorganization with effect from February 3, 2016, for a 1-for-5 reverse share split of the Company’s ordinary shares and to reduce the Company’s authorized share capital from $1,000,000,000 divided into 1,000,000,000 shares of $1.00 par value each to $500,000,000 divided into 500,000,000 shares of $1.00 par value each. Share capital amounts in the balance sheet as of December 31, 2015 have not been restated for the 1-for-5 reverse share split, however, retrospective treatment has been applied to the calculation of earnings per share.

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

Frontline 2012 was incorporated in Bermuda on December 12, 2011. On December 16, 2011, Frontline 2012 completed a private placement of 100 million new ordinary shares of $2.00 par value at a subscription price of $2.85, raising $285.0 million in gross proceeds, subject to certain closing conditions. These conditions were subsequently fulfilled and Frontline 2012 was registered on the Norwegian Over The Counter list, or NOTC, in Oslo on December 30, 2011. Hemen was allocated 50 million shares representing 50% of the share capital of Frontline 2012. The Company was allocated 8,771,000 shares, representing approximately 8.8% of the share capital of Frontline 2012.

Business

The Company operates oil tankers of two sizes: VLCCs, which are between 200,000 and 320,000 dwt, and Suezmax tankers, which are vessels between 120,000 and 170,000 dwt, and operates Aframax/LR2 tankers, which are clean product tankers, and range in size from 111,000 to 115,000 dwt. The Company operates through subsidiaries located in Bermuda, India, Liberia, the Marshall Islands, Norway, the United Kingdom and Singapore. The Company is also involved in the charter, purchase and sale of vessels.

As of December 31, 2016, the Company's fleet consisted of 56 vessels, with an aggregate capacity of approximately 11 million dwt. The Company's fleet consisted of (i) 28 vessels owned by the Company (seven VLCCs, ten Suezmax tankers and eleven Aframax/LR2 tankers), (ii) 13 vessels that are under capital leases (11 VLCCs and two Suezmax tankers), (iii) one VLCC that is recorded as an investment in a finance lease, (iv) four vessels chartered-in for periods of 12 months including extension options (two VLCC and two Suezmax tankers), which will be redelivered during the first and second quarter of 2017, (v) two VLCCs where the cost/revenue is split equally with a third party (of which one is chartered-in by the Company and one by a third party), (vi) three MR product tankers that are chartered-in on short term time charters with a remaining duration of less than two months, and (vii) five vessels that are under our commercial management (two Suezmax tankers and three Aframax oil tankers). Furthermore, the Company has 16 newbuildings under construction, comprised of three VLCCs, six Suezmax tankers and seven Aframax/LR2 tankers.

2.	ACCOUNTING POLICIES

Basis of presentation
The accompanying consolidated financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles. On November 30, 2015, a wholly-owned subsidiary of the Company acquired Frontline 2012. This transaction has been accounted for as a reverse business acquisition in which Frontline 2012 is treated as the accounting acquirer, primarily because Frontline 2012’s shareholders owned 74.6% of the Company's ordinary shares upon completion of the Merger. As a result, the historical financial statements of Frontline 2012 became the historical financial statements of the Company as of the completion of the Merger. Therefore, the results for the year ended December 31, 2014 reflect the operations and cash flows of Frontline 2012 only. The results of operations and cash flows for the Company, the acquired company for accounting purposes, are included in the consolidated financial statements from November 30, 2015, the date on which the Merger was completed. Amounts shown as "Acquired upon the Merger" in these financial statements are those of the Company due to the fact that Frontline 2012 was determined to be the accounting acquirer in the Merger.

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

The presentation of unrealized losses from marketable securities in the Consolidated Statement of Comprehensive Income for the year ended December 31, 2015 has been expanded in order to conform to the 2016 presentation.

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

Discontinued operations

We believe that the disposal of a component of an entity or a group of components of an entity shall be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. Frontline 2012 determined that the stock dividend of 75.4 million shares in Golden Ocean in June 2015 represented a significant strategic shift in Frontline 2012's business and has, therefore, recorded the results of its dry bulk operations as discontinued operations in the years ended December 31, 2015 and 2014. The Consolidated Statement of Cash Flows for the years ended December 31, 2015 and 2014 have also been presented on a discontinued operations basis.

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

Restricted cash
Restricted cash consists of cash, which may only be used for certain purposes and is held under a contractual arrangement.

Marketable securities
Marketable equity securities held by the Company are considered to be available-for-sale securities and as such are carried at fair value. Any resulting unrealized gains and losses, net of deferred taxes if any, are recorded as a separate component of other comprehensive income in equity unless the securities are considered to be other than temporarily impaired, in which case unrealized losses are recorded in the Consolidated Statement of Operations.

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

Vessels and equipment under capital lease
The Company charters-in certain vessels and equipment under leasing agreements. Leases of vessels and equipment, where the Company has substantially all the risks and rewards of ownership, are classified as capital leases. Each lease payment is allocated between liability and finance charges to achieve a constant rate on the capital balance outstanding. The interest element of the capital cost is charged to the Consolidated Statement of Operations over the lease period.

Each of the Company's capital leases were acquired as a result of the Merger and contain a profit share (contingent rental expense), which was reflected in the fair valuation of the obligations under capital lease at the date of the Merger. Any variations in the estimated profit share expense as compared to actual profit share expense incurred is accounted for as contingent rental income or expense and is recorded in the Consolidated Statement of Operations in the period in which it becomes realizable.

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

Goodwill
Goodwill arising from a business combination, being the value of purchase consideration in excess of amounts allocable to identifiable assets and liabilities is not amortized and is subject to annual review for impairment or more frequently should indications of impairment arise. For purposes of performing the impairment test of goodwill, we have established that the Company has one reporting unit: tankers. Impairment of goodwill in excess of amounts allocable to identifiable assets and liabilities is determined using a two-step approach, initially based on a comparison of the fair value of the reporting unit to the book value of its net assets; if the fair value of the reporting unit is lower than the book value of its net assets, then the second step compares the implied fair value of the Company's goodwill with its carrying value to measure the amount of the impairment. The Company has selected September 30 as its annual goodwill impairment testing date.

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

Deferred charges
Loan costs, including debt arrangement fees, are capitalized and amortized on a straight-line basis over the term of the relevant loan. The straight line basis of amortization approximates the effective interest method. Amortization of loan costs is included in interest expense. If a loan is repaid early, any unamortized portion of the related deferred charges is charged against income in the period in which the loan is repaid. The Company has recorded debt issuance costs (i.e. deferred charges) as a direct deduction from the carrying amount of the related debt rather than as an asset following its adoption of Accounting Standards Update 2015-03 and has applied this on a retrospective basis. As a result, debt issuance costs of $10.7 million as of December 31, 2016 and $3.2 million at December 31, 2015 were presented as a deduction from the carrying amount of debt.

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

Other income primarily comprises income earned from the commercial management of related party and third party vessels and newbuilding supervision fees derived from related parties and third parties. Other income is recognized on an accruals basis as the services are provided and revenue become received or receivable.

Other operating (losses) gains
Other operating (losses) gains relate to (i) gains arising on the cancellation of newbuilding contracts, which are considered to be contingent gains, and are recognized when the gain is virtually certain which is generally on a cash basis, (ii) losses arising on the cancellation of newbuildings which are accounted for when the contracts are cancelled, (iii) gains and losses on the sale of newbuilding contracts, which are recognized when we are reasonably assured that substantially all of the risks of the newbuilding contract have been transferred (iv) gains and losses on the termination of capital leases before the expiration of the lease term, which are accounted for by removing the carrying value of the asset and obligation, with a gain or loss recognized for the difference. Gains and losses on the termination of leases are accounted for when the lease is terminated and the vessel is redelivered to the owners and (v) gains and losses on the sale of vessels, which are recognized when the vessel has been delivered and all risks have been transferred and are determined by comparing the proceeds received with the carrying value of the vessel.

Drydocking
Normal vessel repair and maintenance costs are expensed when incurred. The Company recognizes the cost of a drydocking at the time the drydocking takes place, that is, it applies the "expense as incurred" method.

Contingent rental income (expense)
Contingent rental income (expense) results from the Company's capital leases, which were acquired as a result of the Merger. Any variations in the estimated profit share expense that was included in the fair valuation of these lease obligations on the date of the Merger as compared to actual profit share expense incurred is accounted for as contingent rental income (expense). Any contingent rental expense on operating leases is recorded as charter hire expense.

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

Earnings per share
Basic earnings per share is computed based on the income available to ordinary shareholders and the weighted average number of shares outstanding. Diluted earnings per share includes the effect of the assumed conversion of potentially dilutive instruments.

Share-based compensation
The Company accounts for share-based payments in accordance with ASC Topic 718 "Compensation – Stock Compensation", under which the fair value of issued stock options is expensed over the period in which the options vest.

3.	RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which supersedes nearly all existing revenue recognition guidance under US GAAP. The core principle is that a company should recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. This update establishes a five-step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing US GAAP. The FASB recently issued ASU 2015-14, which deferred the effective date of ASU 2014-09 by one year to period commencing on or after December 15, 2017. The Company is in the process of considering the impact of the standard on its consolidated financial statements. For vessels operating on voyage charters, we expect to continue recognizing revenue over time. The time period over which revenue will be recognized is still being determined and, depending on the final conclusion, each period’s voyage results could differ materially from the same period’s voyage results recognized based on the present revenue recognition guidance. However, the total voyage results recognized over all periods would not change. The adoption of the standard is not expected to have a material impact on other income, primarily income earned from the commercial management of related party and third party vessels and newbuilding supervision fees derived from related parties and third parties.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which made targeted improvements to the recognition and measurement of financial assets and financial liabilities. The update changes how entities measure equity investments that do not result in consolidation and are not accounted for under the equity method and how they present changes in the fair value of financial liabilities measured under the fair value option that are attributable to their own credit. The new guidance also changes certain disclosure requirements and other aspects of current US GAAP. The guidance will be effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years and early adoption is permitted in some cases. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The update requires an entity to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. It also offers specific accounting guidance for a lessee, a lessor and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. The guidance will be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years and early adoption is permitted. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-07, Investments-Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting. The update eliminates the requirement that an investor retrospectively apply equity method accounting when an investment that it had accounted for by another method initially qualifies for use of the equity method. The guidance will be effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years and early adoption is permitted. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting. The update requires excess tax benefits and tax deficiencies to be recorded on the income statement when the awards vest or are settled. In addition, cash flows related to excess tax benefits will no longer be separately classified as a financing activity on the statement of cash flows. The standard also allows withholding up to the maximum statutory amount for taxes on employee share-based compensation, clarifies that all cash payments made on an employee’s behalf for withheld shares should be presented as a financing activity on the statement of cash flows and provides an accounting policy election to account for forfeitures as they occur. The new standard is effective for annual reporting periods beginning after December 15, 2016 with early adoption permitted. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which revises guidance for the accounting for credit losses on financial instruments within its scope. The new standard introduces an approach, based on expected losses, to estimate credit losses on certain types of financial instruments and modifies the impairment model for available-for-sale debt securities. The guidance will be effective January 1, 2020, with early adoption permitted. Entities are required to apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In August 2016, the FASB issued ASU No. 2016-15, Statement of cash flows (Topic 230): Classification of certain cash receipts and cash payments. This ASU addresses the following eight specific cash flow issues: Debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (COLIs) (including bank-owned life insurance policies (BOLIs)); distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. The amendments in this Update are effective for the Company for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. An entity that elects early adoption must adopt all of the amendments in the same period. The amendments in this Update should be applied using a retrospective transition method to each period presented. If it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In October 2016, the FASB issued ASU 2016-16, Income taxes (Topic 740): Intra-entity transfers of assets other than inventory, which prohibits the recognition of current and deferred income taxes for an intra-entity asset transfer until the asset has been sold to an outside party. In addition, interpretations of this guidance have developed in practice for transfers of certain intangible and tangible assets. The amendments in this Update are effective for the Company for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.

In October 2016, the FASB issued ASU 2016-17, Consolidation (Topic 810): Interests held through related parties that are under common control, which amends the consolidation guidance on how a reporting entity that is the single decision maker of a variable interest entity (VIE) should treat indirect interests in the entity held through related parties that are under common control with the reporting entity when determining whether it is the primary beneficiary of that VIE. The amendments in this Update are effective for the Company for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, Statement of cash flows (230): Restricted cash, which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. As such, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update are effective for the Company for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In January 2017, the FASB issued ASU 2017-01 Business combinations (805), which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of businesses. The amendments in this Update provide a screen to determine when a set is not a business. If the screen is not met, it (i) requires that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and (ii) removes the evaluation of whether a market participant could replace the missing elements. The amendments in this Update are effective for the Company for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted in certain cases. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.

In January 2017, the FASB issued ASU 2017-04 Intangibles - Goodwill and other (350), which simplifies the test for goodwill impairment. This Update eliminates Step 2 from the goodwill impairment test. In computing the implied fair value of goodwill under Step 2, an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities (including unrecognized assets and liabilities) following the procedure that would be required in determining the fair value of the assets acquired and liabilities assumed in a business combination. Instead an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value, however the loss recognized should not exceed the total amount of goodwill allocated to the reporting unit. The amendments in this Update are effective for the Company for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

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

Prior to the merger announcement, Hemen and certain of its affiliates, owned approximately 13% of the ordinary shares in the Company, approximately 59% of the ordinary shares in Frontline 2012, and approximately 37% of the ordinary shares in Ship Finance International Limited, or Ship Finance. Prior to the merger announcement, Ship Finance owned approximately 28% of the ordinary shares in the Company. Approval of the Merger required that a minimum of 75% of the voting Frontline 2012 shareholders and 50% of the voting Company shareholders voted in favor of the Merger. In connection with the special general meetings of the Company and Frontline 2012, Hemen and Ship Finance entered into voting agreements to vote all of their respective shares in favor of the Merger. Following completion of the Merger, Hemen and Ship Finance, owned 51.7% and 7.0%, respectively, of the Company's outstanding shares.

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

(in thousands of $)
Frontline 2012 shares that would be issued to maintain combined company shareholdings	77,794
Closing Frontline 2012 share price on November 30, 2015	$7.18
Total purchase price consideration	558,571

The following represents the calculation of goodwill arising and the allocation of the total purchase price to the estimated fair value and historic cost of assets acquired and fair value of liabilities assumed:

(in thousands of $)
Total purchase price consideration	558,571
Fair value of net assets acquired and liabilities assumed	(333,298)
Goodwill	225,273

(in thousands of $)
Cash and cash equivalents	87,443
Current assets	145,601
Vessels and equipment, net	132,712
Vessels held under capital lease, net	706,219
Favorable newbuilding contracts	16,523
Investment in finance lease, long term portion	41,468
Short-term debt and current portion of long-term debt	(4,004)
Current portion of obligations under capital lease	(96,123)
Other current liabilities	(91,250)
Long-term debt	(52,516)
Obligations under capital lease, long term portion	(453,007)
Other non-current liabilities	(99,768)
Fair value of net assets acquired and liabilities assumed	333,298

The Company believes that the goodwill may be attributable, in part or in whole, to the following factors; the expected synergies from combining the operations of the Company and Frontline 2012, particularly in respect of the benefits of operating an enlarged oil tanker fleet and assembled workforce. Also, the exchange ratio for the merger was agreed between the Company and Frontline 2012 in June 2015. Due to passage of time from June 2015 until completion of the merger in November 2015, the increase in Frontline 2012's share price resulted in a increase in the value of the purchase price consideration, which increased the goodwill amount that was recognized upon completion of the Merger.

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

Vessels under capital lease
Leases of vessels, where the Company has substantially all the risks and rewards of ownership, are classified as capital leases. The Company acquired nineteen vessels under capital lease upon the Merger, fifteen of which are leased from Ship Finance (one lease was terminated in December 2015 and one lease was terminated in July 2016) and require daily hire payments to Ship Finance of $20,000 and $15,000 for VLCCs and Suezmaxes, respectively, and a profit share payment (contingent rental expense) of 50% above the daily hire rates. The leasehold interest in these capital leased assets has been recorded at fair value (level 3) based on the discounted value of the expected cash flows from the vessels.

The obligations under these capital leases have been recorded at fair value (level 3) based on the net present value of the contractual lease payments and the estimated contingent rental expense that is expected to accrue over the terms of the leases. As of December 31, 2016, the Company has recorded total obligations under these capital leases of $422.6 million of which $262.7 million is in respect of the minimum contractual payments and $159.9 million is in respect of contingent rental expense.

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

5. ACQUISITION OF GOLDEN OCEAN

The Transaction

On April 3, 2014, Frontline 2012 and Knightsbridge Shipping Limited (NASDAQ: VLCCF), renamed Golden Ocean Group Limited, or Golden Ocean, entered into an agreement pursuant to which Frontline 2012 sold all of the shares of five SPCs, each owning a cash balance and a Capesize newbuilding, to Golden Ocean. On April 23, 2014, the closing date of the transaction, Golden Ocean issued 15.5 million newly issued ordinary shares to Frontline 2012 as consideration and Golden Ocean assumed $150.0 million in remaining newbuilding installments in connection with the SPCs. The SPCs had newbuilding costs and cash of $41.6 million and $43.4 million, respectively, at this time. Frontline 2012 also agreed to continue the performance guarantees given in favor of the yard until the delivery of each newbuilding for no consideration and, Golden Ocean agreed to hold Frontline 2012 harmless against any claim under the performance guarantee after the closing date of the transaction. Golden Ocean also had the right but not the obligation to sell the SPC back to Frontline 2012 if it reached a point whereby the newbuilding contract could be cancelled. All five newbuildings were delivered to Golden Ocean during 2014. Frontline 2012 owned approximately 31.6% of the total shares outstanding in Golden Ocean with a market value of $194.4 million as a consequence of this transaction and commenced equity accounting for this investment. Frontline 2012 recorded a gain of $74.8 million in 'Gain on cancellation and sale of newbuilding contracts', which has been included within income (loss) from discontinued operations, on the sale of the five SPCs, after elimination of $34.5 million representing 31.6% of the total gain of $109.3 million.

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

The thirteen SPCs sold by Frontline 2012 to Golden Ocean in September 2014 were recorded at their historic cost of $131.6 million (including cash held in the SPCs of $25.1 million). The valuation of the remaining consideration is based on the fair value of the total number of ordinary shares owned by Frontline 2012 and non-controlling interests based on the September 15, 2014 closing share price of $11.51:

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

The full amount of the goodwill arising on consolidation was written off in the fourth quarter of 2014 following Frontline 2012's impairment assessment at December 31, 2014, which was triggered by the significant fall in rates per the Baltic Dry Index and the significant fall in Golden Ocean's share price in the fourth quarter of 2014. The goodwill impairment loss has been included within Net loss from discontinued operations.

The Consolidated Statement of Operations for 2014 includes revenues of $33.4 million and a net loss of $63.2 million, which are attributable to Golden Ocean and have been recorded in Net loss from discontinued operations.

6.	DISCONTINUED OPERATIONS

Frontline 2012 acquired a 31.6% shareholding in Golden Ocean in April 2014 following the sale of five SPCs to Golden Ocean and the receipt of 15.5 million shares as consideration, Frontline 2012 equity accounted for this interest from that time up to September 2014, at which time Frontline 2012 consolidated Golden Ocean. Frontline 2012 recorded share of earnings in respect of Golden Ocean of $0.3 million in the period from April to September 2014. Frontline 2012 also recorded a gain of $24.4 million in 'Share of results from associated companies and gain on equity interest', which has been included within income (loss) from discontinued operations, on the revaluation of its interest in Golden Ocean at the time it commenced consolidation.

Frontline 2012 owned 77.5 million shares of Golden Ocean or 69.7% of the total shares outstanding at the time of Golden Ocean's merger with Golden Ocean Group Limited, or the Former Golden Ocean, on March 31, 2015. This ownership percentage was reduced to 44.9% as a result of the aforementioned merger. Frontline 2012 stopped consolidating at this time and equity accounted for its shareholding in Golden Ocean upto June 2015, at which time Frontline 2012 paid a stock dividend of Golden Ocean shares (see below).

Frontline 2012 received dividends of $6.2 million from Golden Ocean, prior to its consolidation, in the year ended December 31, 2014.

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

The impairment loss on shares in 2015 relates to the shares held in Golden Ocean and was incurred in the period from March 31, 2015 (being the date of de-consolidation of Golden Ocean) to June 26, 2015 (being the date of Frontline 2012's stock dividend of Golden Ocean shares). The total impairment loss in this period was $41.7 million, of which $1.1 million was allocated to continuing operations and $40.6 million was allocated to discontinued operations based on the number of Golden Ocean shares that were dividended and retained. An additional impairment loss of $9.4 million was recorded in the period April 1 to December 31, 2015 in relation to the retained non-controlling interest held as an available for sale security. The impairment losses were recorded in the Consolidated Statement of Operations as Impairment loss on marketable securities as it was determined that the losses were other than temporary in view of the significant fall in rates in the Baltic Dry Index.

Related Party Transactions

On April 3, 2014, Frontline 2012 and Golden Ocean, entered into an agreement pursuant to which Frontline 2012 sold all of the shares of five SPCs, each owning a Capesize newbuilding, to Golden Ocean. On April 23, 2014, the closing date of the transaction, Golden Ocean issued 15.5 million newly issued ordinary shares to Frontline 2012 as consideration and Golden Ocean assumed $150.0 million in remaining newbuilding installments in connection with the SPCs. Frontline 2012 disposed of cash of $43.4 million on the sale of the SPCs. Frontline 2012 owned approximately 31.6% of the total shares outstanding in Golden Ocean as a consequence of this transaction and commenced equity accounting for this investment.

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

Revenues from two customers in the year ended December 31, 2016 accounted for 10% or more of the Company's consolidated revenues in the amounts of $117.8 million and $78.0 million

Revenues from one customer in the year ended December 31, 2015, accounted for 10% or more of the Company's consolidated revenues in the amount of $71.3 million. Revenues from one customer in the year ended December 31, 2014, accounted for 10% or more of the Company's consolidated revenues in the amount of $41.0 million.

8.	INCOME TAXES

Bermuda
Under current Bermuda law, the Company is not required to pay taxes in Bermuda on either income or capital gains. The Company has received written assurance from the Minister of Finance in Bermuda that, in the event of any such taxes being imposed, the Company will be exempted from taxation until March 31, 2035.

United States
Under Section 863(c)(2)(A) of the Internal Revenue Code, 50% of all transportation revenue attributable to transportation which begins or ends in the United States shall be treated as from sources within the United States. Such revenue is subject to 4% tax. Revenue tax of $0.9 million has been recorded in voyage expenses and commissions in 2016 (2015: $0.9 million, 2014: $0.4 million).

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

The computation of basic earnings per share is based on the weighted average number of shares outstanding during the year and net income attributable to the Company. The impact of stock options using the treasury stock method was anti-dilutive in each year as the exercise price was higher than the average share price and, therefore 1,170,000, 125,000 and nil options were excluded from the denominator in the calculation for 2016, 2015 and 2014, respectively.

The components of the numerator and the denominator in the calculation of basic and diluted earnings per share are as follows:

(in thousands of $)	2016	2015	2014
Net income from continuing operations after non-controlling interest	117,010	255,325	137,414
Net (loss) income from discontinued operations after non-controlling interest	—	(100,701)	12,055
Net income attributable to the Company	117,010	154,624	149,469

(in thousands)	2016	2015	2014
Weighted average number of ordinary shares	156,973	120,082	125,189

The weighted average numbers of shares outstanding have been adjusted for the reverse business acquisition of the Company by Frontline 2012 and the 1-for-5 reverse share split that was effected in February 2016.

10.	OTHER OPERATING (LOSSES) GAINS

(in thousands of $)	2016	2015	2014
(Loss) gain on cancellation of newbuilding contracts	(2,772)	30,756	68,989
Gain on sale of newbuilding contracts	—	78,167	—
Gain on lease termination	89	—	—
	(2,683)	108,923	68,989

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

In January 2014, Frontline 2012 received $139.2 million from Avance Gas, a then equity investee, in connection with the agreed sale of eight VLGC newbuildings to Avance Gas immediately following their delivery to Frontline 2012 from the yard. This receipt was placed in a restricted account to be used for installments to be paid by Frontline 2012, past and future construction supervision costs and it also included a profit element to be transferred to cash and cash equivalents on delivery of each newbuilding. All vessels were delivered in 2015 and Frontline 2012 recognized an aggregate gain on sale of $78.2 million.

In May 2016, the Company agreed with Ship Finance to terminate the long term charter for the 1998-built VLCC Front Vanguard. The charter with Ship Finance terminated in July 2016. The Company made a compensation payment to Ship Finance of $0.4 million for the termination of the charter and recorded an impairment loss of $7.3 million in 2016 and recorded a gain on lease termination of $0.1 million.

In June 2016, the Company entered into an agreement to sell its six MR tankers for an aggregate price of $172.5 million to an unaffiliated third party.Five of these vessels were delivered by the Company in August and September 2016 and the final vessel was delivered in November 2016. The Company recorded an impairment loss of $18.2 million in 2016 in respect of these vessels.

In October 2016, the Company entered into an agreement with STX Offshore & Shipbuilding Co., Ltd in Korea, or STX, to terminate the contracts for four VLCC newbuildings due for delivery in 2017. The Company recorded a loss of $2.8 million related to these contract terminations.

11.	LEASES

As of December 31, 2016, the Company leased in thirteen vessels on long-term time charter (2015: fifteen vessels), all of which were leased from Ship Finance (2015: fourteen leased from Ship Finance). All of these long-term charters are classified as capital leases. A further eight vessels are leased in on short-term time charters from third parties and have been classified as operating leases. Four of these short-term time charter agreements have a profit sharing agreement whereby the Company pays the counterparty an amount equal to 60% of the charter revenues earned in excess of the daily base charter hire paid. One of these vessels has a profit sharing agreement whereby the net earnings of the vessel in excess of/below the daily fixed rate charter hire expense will be shared equally with a third party. Furthermore, the Company is committed to make rental payments under operating leases for office premises.

Rental expense
The future minimum rental payments under the Company's non-cancellable operating leases are as follows:

(in thousands of $)
2017	15,413
2018	649
2019	365
2020	230
2021	—
Thereafter	—
16,657

Total expense for operating leases was $71.8 million, $43.2 million and nil for the years ended December 31, 2016, 2015 and 2014, respectively.

Contingent rental expense
In March 2015, the Company entered into an agreement to charter-in an MR tanker on a fixed rate charter whereby the Company agreed to pay the counterparty a profit sharing payment equal to 50% of the charter revenues earned by Frontline 2012 in excess of the daily base charter hire paid. At December 31, 2016, the profit share expense incurred and recorded as charter hire expense was nil (2015: $0.7 million).

In November 2015, the Company entered into an agreement to charter-in two VLCCs and two Suezmax tankers on a fixed rate charter whereby the Company agreed to pay the counterparty a profit sharing payment equal to 60% of the charter revenues earned by the Company in excess of the daily base charter hire paid. The charters commenced between January and April 2016. At December 31, 2016, the profit share expense incurred and recorded as charter hire expense was $4.2 million (2015: nil).

In November 2015, a subsidiary of the Company entered into an agreement to charter-in a VLCC tanker on a fixed rate charter whereby the net earnings of the vessel in excess of/below the daily fixed rate charter hire expense will be shared equally. At December 31, 2016, the profit share expense incurred and recorded as charter hire expense was $0.2 million (2015: nil).

Rental income
Thirteen vessels were on fixed rate time charters at December 31, 2016 (2015: sixteen vessels) of which one vessel (2015: two vessels) was on fixed rate time charter with a profit sharing agreement in place. No vessels were on index linked time charters at December 31, 2016 (2015: two vessels). The minimum future revenues to be received under these contracts as of December 31, 2016 are as follows:

(in thousands of $)
2017	89,277
2018	2,426
2019	—
2020	—
2021	—
Thereafter	—
91,703

The cost and accumulated depreciation of vessels leased to third parties as of December 31, 2016 were $712.6 million and $65.5 million, respectively, and as of December 31, 2015 were $734.2 million and $75.3 million, respectively.

Contingent rental income
In March 2015, the Company entered into an agreement to charter-out two Suezmax tankers on fixed rate time charters whereby the counterparty agreed to pay the Company a profit sharing payment equal to 50% of the charter revenues earned in excess of daily base charter hire paid. These vessels were redelivered from the charters during March and April 2016 with profit share income in the year ending December 31, 2016 amounting to $0.7 million (2015: $1.0 million).

In December 2014, the Company entered into agreements to charter-out two Suezmax tankers on index linked time charters. During 2016, the Company earned revenues of $7.1 million, recorded as time charter revenues (2015: $27.7 million; 2014: $17.9 million). These vessels were redelivered to the Company in January and July 2016.

12.	RESTRICTED CASH

Restricted cash consists of cash, which may only be used for certain purposes and is held under a contractual arrangement.

Restricted cash does not include cash balances of $49.6 million (2015: $40.3 million), which are required to be maintained by the financial covenants in our loan facilities, or cash balances of $26.0 million (2015: $28.0 million), which are required to be maintained by our vessel leasing agreements with Ship Finance, as these amounts are included in "Cash and cash equivalents".

13.	INVESTMENT IN FINANCE LEASE

As of December 31, 2016, one of the Company's vessels was accounted for as a sales-type lease (2015: one) and this was acquired as a result of the Merger. The components of the investment in the sales-type lease may be summarized as follows:

(in thousands of $)	2016	2015
Net minimum lease payments receivable	33,563	45,089
Estimated residual values of leased property (unguaranteed)	10,821	10,821
Less: finance lease interest income	(3,731)	(5,925)
Total investment in sales-type lease	40,653	49,985
Current portion	9,745	9,329
Long-term portion	30,908	40,656
	40,653	49,985

The minimum future gross revenues to be received under the sales-type lease as of December 31, 2016 are as follows:

(in thousands of $)
2017	11,493
2018	10,419
2019	11,493
2020	158
2021	—
Thereafter	—
33,563

The counterparty to the lease is a state-owned oil company, which the Company has deemed to have a low credit risk.

14.	MARKETABLE SECURITIES

Marketable securities held by the Company are listed equity securities considered to be available-for-sale securities.

(in thousands of $)	2016	2015
Balance at start of the year	13,853	—
Shares acquired as a result of stock dividends	—	10,632
Shares acquired upon the Merger	—	12,803
Impairment loss	(7,233)	(9,369)
Unrealized gain (loss) recorded in other comprehensive income	1,808	(213)
	8,428	13,853

In March 2015, Frontline 2012 paid a stock dividend consisting of 4.1 million Avance Gas shares. Frontline 2012 retained 112,715 shares, which were recorded as marketable securities, in respect of the treasury shares held at the time of the dividend. The Company received 329,669 shares when Frontline 2012 paid the stock dividend. As of December 31, 2016 and 2015, the Company holds 442,384 shares in Avance Gas, which are recorded as marketable securities.

In June 2015, Frontline 2012 paid a stock dividend consisting of 75.4 million Golden Ocean shares. Frontline 2012 retained 2,114,129 shares, which were recorded as marketable securities, in respect of the treasury shares held at the time of the dividend. The Company received 4,187,667 shares when Frontline 2012 paid the stock dividend and held a further 51,498 shares previously. As of December 31, 2016 and 2015, the Company holds 1,270,657 shares in Golden Ocean (as adjusted for the 1-for-5 reverse share split in August 2016), which are recorded as marketable securities.

As of December 31, 2016 and 2015, the Company owned 73,383 shares in Ship Finance, which were acquired as a result of the Merger.

An impairment loss of $9.4 million was recorded in the year ended December 31, 2015, as a result of (i) the mark to market loss on the remaining Golden Ocean shares held by Frontline 2012 in the period from June 26, 2015 through December 31, 2015, and (ii) the mark to market loss on the Golden Ocean shares that were acquired as a result of the Merger. An impairment loss was recorded in both cases as it was determined that the loss was other than temporary in view of the significant fall in rates in the Baltic Dry Index.

An impairment loss of $2.4 million was recorded in the three months ended March 31, 2016, in respect of the mark to market loss on the Golden Ocean shares that was determined to be other than temporary in view of the significant fall in rates in the Baltic Dry Index and the short to medium term prospects for the dry bulk sector.

An impairment loss of $4.9 million was recorded in the nine months ended September 30, 2016, in respect of the mark to market loss on the Avance Gas shares that was determined to be other than temporary in view of the significant fall in rates and the short to medium term prospects for the LPG sector.

The cost of sale of available-for-sale marketable securities is calculated on an average cost basis.

15.	TRADE ACCOUNTS RECEIVABLE, NET

Trade accounts receivable are presented net of allowance for doubtful accounts of $6.2 million (2015: $1.7 million). Movements in the allowance for doubtful accounts in the three years ended December 31, 2016 may be summarized as follows;

(in thousands of $)
Balance at December 31, 2013	154
Additions charged to income	340
Balance at December 31, 2014	494
Additions charged to income	1,184
Balance at December 31, 2015	1,678
Additions charged to income	4,492
Balance at December 31, 2016	6,170

The Company made a provision for an uncollectible receivable of $4.0 million at December 31, 2016 (2015:nil), which is attributable to a receivable acquired upon the Merger and was recorded following an impairment review triggered by an adverse ruling in court proceedings in 2016.

16.	OTHER RECEIVABLES

(in thousands of $)	2016	2015
Claims receivable	10,732	12,697
Agent receivables	3,825	3,488
Other receivables	4,859	12,936
	19,416	29,121

Claims receivable are primarily attributable to insurance claims.

Other receivables are presented net of allowances for doubtful accounts amounting to nil and $0.2 million as of December 31, 2016 and 2015, respectively.

17.	NEWBUILDINGS

Movements in the three years ended December 31, 2016 may be summarized as follows:

(in thousands of $)
Balance at December 31, 2013	252,753
Newbuildings acquired, net, on consolidation of Golden Ocean	83,700
Newbuildings sold to Golden Ocean in April 2014	(41,617)
Newbuildings sold to Golden Ocean in September 2014	(64,178)
Additions, net, continuing basis	188,623
Additions, net, discontinued basis	270,130
Transfer to held for distribution	(250,118)
Transfer to Vessels and equipment, net	(186,717)
Interest capitalized, continuing basis	5,129
Interest capitalized, discontinued basis	2,087
Transfer to short term claim receivable	(32,742)
Balance at December 31, 2014	227,050
Additions, net, continuing basis	677,103
Newbuildings acquired upon the Merger	16,523
Newbuildings acquired from related party	1,927
Newbuildings sold to Avance Gas	(517,398)
Transfer to Vessels and equipment, net	(133,429)
Interest capitalized, continuing basis	5,989
Transfer to short term claim receivable	(11,532)
Balance at December 31, 2015	266,233
Additions, net, continuing basis	614,116
Transfer to Vessels and equipment, net	(532,766)
Interest capitalized, continuing basis	6,994
Cancellations	(46,253)
Balance at December 31, 2016	308,324

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

In January 2014, Frontline 2012 took delivery of Front Dee and Front Clyde and in February and March 2014, took delivery of Front Esk and Front Mersey, respectively, the remaining four fuel efficient MR tanker newbuildings ordered from STX Korea. In September 2014, Frontline 2012 took delivery of Front Lion the first of fourteen fuel efficient Aframax/LR2 tanker newbuildings ordered from Guangzhou Longxe Shipbuilding Co. Ltd.

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

As of December 31, 2014, Frontline 2012's newbuilding program, excluding newbuildings agreed to be sold and newbuilding contracts with STX Dalian and STX Korea, comprised 13 Aframax/LR2 tanker newbuildings and six Suezmax tanker newbuildings.

In January 2015, Frontline 2012 signed newbuilding contracts for two VLCCs with expected deliveries between February and May 2017.

Frontline 2012 took delivery of the second and third Aframax/LR2 tanker newbuildings, Front Panther and Front Puma, in January 2015 and March 2015, respectively.

In April 2015, Frontline 2012 signed newbuilding contracts for two Aframax/LR2s with expected deliveries between May and August 2017.

In June 2015, Frontline 2012 took delivery of the fourth Aframax/LR2 tanker newbuilding, Front Tiger.

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

In July 2015, Frontline 2012 signed newbuilding contracts for two Aframax/LR2 tankers with expected deliveries between July and August 2017.

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

As at December 31, 2015, the Company's newbuilding program comprised six VLCCs, eight Suezmax tankers and 14 Aframax/LR2 newbuildings.

In the first quarter of 2016, the Company took delivery of four Aframax/LR2 tanker newbuildings, Front Ocelot, Front Cheetah, Front Cougar and Front Lynx.

The Company took delivery of two Aframax/LR2 tanker newbuildings, Front Leopard and Front Jaguar, in May and June 2016, respectively.

In June 2016, the Company acquired two VLCC newbuildings under construction at Hyundai Heavy Industries at a purchase price of $84.0 million each. The Front Duke was delivered to the Company in September 2016 and the Front Duchess was delivered to the Company in February 2017. In June 2016, the Company also acquired options for two VLCC newbuildings, which lapsed in August 2016.

In August 2016, the Company took delivery of the Suezmax newbuilding, Front Challenger.

In September 2016, the Suezmax newbuilding, Front Crown and the Aframax/LR2 newbuilding, Front Altair, were delivered to the Company.

In October 2016, the Company entered into an agreement with STX to terminate the contracts for four VLCC newbuildings due for delivery in 2017. The contracted price of these vessels was $364.3 million, of which the Company has paid installments of $45.5 million. Following the contract terminations, the Company has been released of any and all obligations relating to the contracts, and has received all installment payments made to STX, less a $0.5 million cancellation fee per vessel. The Company recorded a loss of $2.8 million related to the contract terminations in the third quarter of 2016.

As of December 31, 2016, the Company's newbuilding program comprised three VLCCs, six Suezmax tankers and seven Aframax/LR2 tanker newbuildings.

18.	VESSELS AND EQUIPMENT

Movements in the three years ended December 31, 2016 may be summarized as follows:

(in thousands of $)	Cost	Accumulated Depreciation	Net Carrying Value
Balance at December 31, 2013	752,948	(49,887)	703,061
Transfer from Newbuildings	186,717	—
Additions	3,986	—
Depreciation	—	(31,845)
Balance at December 31, 2014	943,651	(81,732)	861,919
Vessels and equipment acquired upon the Merger	132,712	—
Transfers from Newbuildings	133,429	—
Additions	101,752	—
Depreciation	—	(40,614)
Balance at December 31, 2015	1,311,544	(122,346)	1,189,198
Depreciation	—	(53,369)
Additions	215	—
Disposals	(173,203)	—
Impairment loss	(36,311)	18,099
Transfers from Newbuildings	532,766	—
Balance at December 31, 2016	1,635,011	(157,616)	1,477,395

In January 2014, Frontline 2012 took delivery of Front Dee and Front Clyde and in February and March 2014, took delivery of Front Esk and Front Mersey, respectively, the remaining four fuel efficient MR tanker newbuildings ordered from STX Korea at an aggregate value of $137.5 million.

In September 2014, Frontline 2012 took delivery of Front Lion, the first of fourteen fuel efficient Aframax/LR2 tanker newbuildings ordered from Guangzhou Longxe Shipbuilding Co. Ltd, at an aggregate value of $44.7 million.

In January 2015 and March 2015, Frontline 2012 took delivery of the second and third of fourteen fuel efficient Aframax/LR2 tanker newbuildings, Front Panther and Front Puma, respectively, ordered from Guangzhou Longxe Shipbuilding Co.Ltd at an aggregate value of $89.5 million.

In March 2015, Frontline 2012 took delivery of the 2009-built and 2011-built Suezmax tankers, Front Balder and Front Brage, respectively, following an agreement to purchase these vessels in January 2015 at an aggregate value of $100.0 million.

In June 2015, Frontline 2012 took delivery of the fourth of fourteen fuel efficient Aframax/LR2 tanker newbuilding, Front Tiger, ordered from Guangzhou Longxe Shipbuilding Co.Ltd at a value of $43.9 million.

The Company acquired the 2014-built and 2015-built Suezmax tankers, Front Ull and Front Idun, respectively, at a fair value of $130.0 million as a result of the Merger. The Company also acquired equipment at that time with a fair value of $2.7 million.

In the first quarter of 2016, four Aframax/LR2 tanker newbuildings, the Front Ocelot, the Front Cheetah, the Front Cougar and the Front Lynx, were delivered to the Company at an aggregate value of $184.1 million.

In May 2016 and June 2016, the Company took delivery of the Aframax/LR2 tanker newbuildings, Front Leopard and Front Jaguar, respectively, at an aggregate value of $92.7 million.

In June 2016, the Company entered into an agreement to sell its six MR tankers for an aggregate price of $172.5 million to an unaffiliated third party. Five of these vessels were delivered by the Company in August and September 2016 and the final vessel was delivered in November 2016. The Company recorded an impairment loss of $18.2 million in 2016 in respect of these vessels.

In August 2016, the Suezmax newbuilding, Front Challenger, was delivered to the Company at a value of $60.3 million.

In September 2016, the VLCC newbuilding, Front Duke, the Suezmax newbuilding, Front Crown, and the Aframax/LR2 newbuilding, Front Altair, were delivered to the Company at an aggregated value of $195.6 million.

19.	VESSELS UNDER CAPITAL LEASE, NET

Movements in the two years ended December 31, 2016 may be summarized as follows:

(in thousands of $)	Cost	Accumulated Depreciation	Net Carrying Value
Balance at December 31, 2014	—	—	—
Acquired upon the Merger	706,219	—
Depreciation		(11,993)
Balance at December 31, 2015	706,219	(11,993)	694,226
Impairment loss	(63,958)	20,478
Lease termination	(34,812)	8,173
Depreciation		(87,674)
Balance at December 31, 2016	607,449	(71,016)	536,433

The outstanding obligations under capital leases as of December 31, 2016 are payable as follows:

(in thousands of $)
2017	85,808
2018	86,040
2019	79,495
2020	69,598
2021	61,270
Thereafter	166,565
Minimum lease payments	548,776
Less: imputed interest	(126,176)
Present value of obligations under capital leases	422,600

As of December 31, 2016, the Company held 13 vessels under capital leases (2015: 15 vessels), all of which are leased from Ship Finance and were acquired upon the Merger (2015: 14 vessels). The remaining periods on these leases at December 31, 2016 range from 4 to 10 years. The Company recognized capital lease interest expense in 2016 of $35.4 million (2015: $3.4 million).Two of these vessels have been subleased under noncancelable operating leases. The total future minimum sublease rentals to be received under these contracts as of December 31, 2016 amounts to $7.5 million.

In May 2015, the Company and Ship Finance agreed to amendments to the leases on 12 VLCCs and five Suezmaxes, the related management agreements and further amendments to the charter ancillary agreements for the remainder of the charter periods. As a result of the amendments to the charter ancillary agreements, which took effect on July 1, 2015, the daily hire payable to Ship Finance was reduced to $20,000 per day and $15,000 per day for VLCCs and Suezmaxes, respectively. The fee due from Ship Finance for operating costs was increased from $6,500 per day per vessel to $9,000 per day per vessel. In return, the Company issued 11.0 million new shares (as adjusted for the 1-for-5 reverse share split in February 2016) to Ship Finance and the profit share above the new daily hire rates was increased from 25% to 50%. The Company was released from its guarantee obligation in exchange for agreeing to maintain a cash buffer of $2.0 million per vessel in its chartering counterparty. At December 31, 2016, the contingent rental expense due to Ship Finance is $12.2 million (2015: $20.6 million).

As the Merger has been accounted for as a reverse business acquisition in which Frontline 2012 is treated as the accounting acquirer, all of the Company's assets and liabilities were recorded at fair value on November 30, 2015 such that estimated profit share over the remaining terms of the leases has been recorded in the balance sheet obligations. Consequently, the Company will only record profit share expense following the Merger when the actual expense is different to that estimated at the date of the Merger. As of December 31, 2016, the Company has recorded total obligations under these capital leases of $422.6 million of which $262.7 million is in respect of the minimum contractual payments and $159.9 million is in respect of contingent rental expense. Profit share arising in the year ended December 31, 2016 was $50.9 million, which was $18.6 million less than the amount accrued in the lease obligations payable when the leases were recorded at fair value at the time of the merger with Frontline 2012. No contingent rental expense was recorded in the month of December 2015.

In May 2016, the Company agreed with Ship Finance to terminate the long term charter for the 1998-built VLCC Front Vanguard. The charter was terminated in July 2016. The Company agreed to a compensation payment to Ship Finance of $0.4 million for the termination of the charter and recorded an impairment loss of $7.3 million in the three months ended June 30, 2016 and recorded a gain on lease termination of $0.1 million. In the three months ended September, 2016, the Company recorded an impairment loss of $8.9 million in respect of three vessels leased in from Ship Finance - the 1997-built Front Ardenne, the 1998-built Front Brabant and the 1998-built Front Century - based on a 25% probability assumption of terminating the vessel's lease before the next dry dock. This impairment loss included $5.6 million in respect of Front Century.

In November 2016, the Company agreed with Ship Finance to terminate the long term charter for Front Century upon the sale and delivery of the vessel to a third party. The charter was terminated in March 2017. The Company has agreed a compensation payment to Ship Finance of approximately $4.0 million for the termination of the charter and recorded an impairment loss of $27.3 million in the three months ended December 31, 2016 based on a 100% probability assumption of terminating the vessel's lease before the next dry dock. The Company expects to record a gain on lease termination of $20.3 million in the first quarter of 2017. Following this termination, the number of vessels on charter from Ship Finance was reduced to twelve vessels, including ten VLCCs and two Suezmax tankers.

20.	EQUITY METHOD INVESTMENTS

As of December 31, 2013, Frontline 2012 owned 6,955,975 shares in Avance Gas Holdings Limited, or Avance Gas, a company registered on the over-the-counter market in Oslo on October 17, 2013, representing 22.89% of the total number of shares outstanding.

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

Frontline 2012's share of earnings from Avance Gas was $2.7 million and $10.1 million in 2015 and 2014, respectively. Frontline 2012 received dividends of $4.1 million and $7.1 million from Avance Gas in 2015 and 2014, respectively, while accounting for Avance Gas as an equity method investment. In December 2014, Avance Gas changed its fiscal year end from November 30 to December 31. Avance Gas had net revenues, net operating income and net income of $180.4 million, $88.2 million and $81.8 million, respectively, in the year ended December 31, 2014.

21.	ACCRUED EXPENSES

(in thousands of $)	2016	2015
Voyage expenses	13,527	8,885
Ship operating expenses	6,869	11,030
Administrative expenses	1,355	2,713
Interest expense	2,003	807
Taxes	1,671	1,058
Contingent rental expense	—	4,582
Other	734	614
	26,159	29,689

22.	OTHER CURRENT LIABILITIES

(in thousands of $)	2016	2015
Deferred charter revenue	6,302	12,374
Other	3,990	3,501
	10,292	15,875

23.	VALUE OF UNFAVORABLE CHARTER CONTRACTS

The Company acquired five unfavorable charter-out contracts upon the Merger. The allocated fair value is being amortized over the expected life of the contracts as an increase to time charter revenues. As of December 31, 2016, these contracts had been fully amortized. The value of unfavorable charter-out contracts maybe summarized as follows;

(in thousands of $)	2016	2015
Acquired upon the Merger	8,109	8,109
Accumulated amortization	(8,109)	(1,310)
	—	6,799

24.	DEBT

(in thousands of $)	2016	2015
U.S. dollar denominated floating rate debt
$500.1 million term loan facility	461,997	500,100
$60.6 million term loan facility	54,530	57,999
$466.5 million term loan facility	314,315	248,337
$109.2 million term loan facility	53,797	—
$328.4 million term loan facility	107,981	—
Total floating rate debt	992,620	806,436
Credit lines	11	20
Total debt	992,631	806,456
Current portion of long term debt	67,365	57,575
Deferred charges	10,674	3,186
Long term portion of debt	914,592	745,695

The outstanding debt as of December 31, 2016 is repayable as follows:

(in thousands of $)
2017	67,365
2018	67,368
2019	67,362
2020	376,948
2021	335,896
Thereafter	77,692
992,631

$466.5 million term loan facility
During December 2014, the amount of a $136.5 million term loan facility was increased to $466.5 million such that a further ten tranches of $33.0 million, each for a Aframax/LR2 tanker newbuilding, could be drawn. The repayment schedule was amended to installments on a quarterly basis, in an amount of $0.4 million for each MR product tanker and $0.4 million for each Aframax/LR2 tanker with a balloon payment on the final maturity date in April 2021. In addition the loan margin and commitment fee were amended to 2.05% and 0.82%, respectively. In December 2015, the loan margin was reduced to 1.90%. During 2015, $99.0 million was drawn down on delivery of three Aframax/LR2 tankers and $13.1 million was repaid. During, 2016, $192.4 million was drawn down on delivery of six Aframax/LR2 tankers and $126.4 million was repaid. The facility is fully drawn down as of December 31, 2016.

$60.6 million term loan facility
In March 2015, Frontline 2012 entered into a $60.6 million term facility to fund the purchase of two second hand vessels. The loan has a term of five years and carries interest at LIBOR plus a margin of 1.80%. Repayments are made on a quarterly basis, each in an amount $0.9 million, with a balloon payment on the final maturity date in March 2021.The facility is fully drawn down as of December 31, 2016.

$500.1 million term loan facility

In December 2015, subsidiaries of the Company signed a new $500.1 million senior secured term loan facility with a number of banks, which matures in December 2020 and carries an interest rate of LIBOR plus a margin of 1.9%. The proceeds of this new facility were used to refinance the $420.0 million, $200.0 million, $146.4 million and $60.0 million term loan facilities with an aggregate outstanding balance of $377.7 million and to repay outstanding amounts owed to Ship Finance of $112.7 million. This facility is secured by six VLCCs and six Suezmax tankers. Repayments are made on a quarterly basis, each in an amount $9.5 million, with a balloon payment on the final maturity date in December 2020. The facility is fully drawn down as of December 31, 2016.

$275.0 million term loan facility
In June 2016, the Company signed a $275.0 million senior unsecured facility agreement with GHL Finance Limited, an affiliate of Hemen, the Company's largest shareholder. The $275.0 million facility carries an interest rate of 6.25%. The facility is available to the Company for a period of eighteen months from the first utilization date and is repayable in full on the eighteen month anniversary of the first utilization date. There are no scheduled loan repayments before this date. The facility does not include any financial covenants and will be used to part finance the Company's current newbuilding program, partially finance potential acquisitions of newbuildings or vessels on the water and for general corporate purposes. The full facility is available and undrawn as at December 31, 2016.

$109.2 million term loan facility
In July 2016, the Company entered into a senior secured term loan facility in an amount of up to $109.2 million with ING Bank. The facility matures on June 30, 2021, carries an interest rate of LIBOR plus a margin of 1.90% and has an amortization profile of 17 years. It will be used to part finance the acquisition made in June 2016 of the two VLCC newbuildings and is available in two equal tranches. The available undrawn amount at December 31, 2016 was up to $54.6 million. A commitment fee of 0.76% is payable on any undrawn part of the lenders commitment.

$328.4 million term loan facility
In August 2016, the Company signed a senior secured term loan facility in an amount of up to $328.4 million with China Exim Bank. The facility matures in 2029, carries an interest rate of LIBOR plus a margin in line with the Company's other facilities and has an amortization profile of 18 years. It will be used to part finance eight of our newbuildings and will be secured by four Suezmax tankers and four Aframax/LR2 tankers. The Company drew down $109.0 million in the year ended December 31, 2016 from this facility in connection with one LR2 tanker and two Suezmax tanker newbuildings, which were delivered in the year. A commitment fee in line with the Company's other facilities is payable on any undrawn part of the lenders commitment.

$110.5 million term loan facility
In December 2016, the Company signed a senior secured term loan facility in an amount of up to $110.5 million with Credit Suisse. The facility matures in 2022, carries an interest rate of LIBOR plus a margin of 1.90% and has an amortization profile of 18 years. The facility will be used to part finance two of our existing VLCC newbuilding contracts. The full facility is available and undrawn as at December 31, 2016. A commitment fee of 0.76% is payable on any undrawn part of the lenders commitment.

The Company's loan agreements contain loan-to-value clauses, which could require the Company to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, the loan agreements contains certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital and a value adjusted equity covenant. Restricted cash does not include cash balances of $49.6 million (2015: $40.3 million), which are required to be maintained by the financial covenants in our loan facilities, as these amounts are included in "Cash and cash equivalents". Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. Under those circumstances, the Company might not have sufficient funds or other resources to satisfy its obligations. The Company was in compliance with all of the financial covenants contained in the Company's loan agreements as of December 31, 2016.

Assets pledged

(in thousands of $)	2016	2015
Vessels, net,	1,476,889	1,186,230

Deferred charges

(in thousands of $)	2016	2015
Debt arrangement fees	14,103	4,580
Accumulated amortization	(3,429)	(1,394)
	10,674	3,186

During 2016, the Company paid $9.5 million (2015: $0.5 million) with respect to debt arrangement fees.

25.	SHARE CAPITAL

Offering

On December 16, 2016, the Company completed an offering of 13,422,818 new ordinary shares at $7.45 per share, or the Offering, generating net proceeds of $98.2 million. The Company's largest shareholder, Hemen, guaranteed the Offering and was allocated 1,342,281 new ordinary shares in the Offering, corresponding to 10% of the Offering. Hemen owns 82,145,703 shares in the Company upon completion of the Offering, or approximately 48.4% of the Company's shares and votes.

Capital Reorganization

A resolution was approved at the Company’s Special Meeting of Shareholders on January 29, 2016, to effect a capital reorganization with effect from February 3, 2016, for a 1-for-5 reverse share split of the Company’s ordinary shares and to reduce the Company’s authorized share capital from $1,000,000,000 divided into 1,000,000,000 shares of $1.00 par value each to $500,000,000 divided into 500,000,000 shares of $1.00 par value each. The authorized share capital of the Company as at December 31, 2016 is $500,000,000 divided into 500,000,000 share of $1.00 par value each.

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

The weighted average number of shares outstanding for the year ended December 31, 2014 was restated for the effects of the capital reorganization and the reverse business acquisition as follows;

(Number of shares in thousands)	2014
Weighted average shares as previously reported by Frontline 2012	245,468
Share exchange ratio in reverse business acquisition	2.55
Weighted average shares, as restated for effect of reverse business acquisition	625,943

Weighted average shares, as restated for reverse business acquisition and reverse share split	125,189

The following table summarizes the movement in the number of shares outstanding during the two years ended December 31, 2016;

Outstanding shares at December 31, 2014 as previously reported by Frontline 2012	249,100,000
Share exchange ratio in reverse business acquisition	2.55
Outstanding shares at December 31, 2014 after giving effect to reverse business acquisition	635,205,000
Shares issued during the year prior to the reverse business acquisition	86,032,865
Cancellation of treasury shares held by Frontline 2012 (6,792,117 shares at exchange ratio of 2.55)	(17,319,898)
Cancellation of Frontline 2012 shares held by the Company (13,460,000 shares at exchange ratio of 2.55)	(34,323,000)
Cancellation of fractional shares	(307)
Effect of reverse business acquisition (conversion of the Company's shares)	112,342,989
Outstanding shares at December 31, 2015	781,937,649

Outstanding shares at December 31, 2015 after giving effect to 1-for-5 reverse share split in February 2016	156,386,506
Issue of shares in December 2016	13,422,818
Outstanding shares at December 31, 2016	169,809,324

The share capital amount in the balance sheet as of December 31, 2015 has not been restated for the 1-for-5 reverse share split.

26.	SHARE OPTIONS

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

In July 2016, the Company granted 1,170,000 share options, with an exercise price of $8.00 per share, to directors and officers in accordance with the terms of the Frontline Scheme. The fair value of the newly granted option awards is estimated on the date of grant using a Black-Scholes option valuation model with the following assumptions:

July 2016
Risk free interest rate	0.69%
Expected life (years)	3.5
Expected volatility	79.80%
Expected dividend yield	0.00%

The risk-free interest rate was estimated using the interest rate on three-year U.S. treasury zero coupon issues. The volatility was estimated using historical share price data. The dividend yield has been estimated at 0% as the exercise price is reduced by all dividends declared by the Company from the date of grant to the exercise date. It was assumed that all of the options granted in July 2016 will vest.

The initial exercise price of these options was $8.00 per option and is reduced by the amount of dividends paid after the date of grant. As at December 31, 2016, the exercise price of the options granted in July 2016 was $7.70 and the Company's share price was $7.11. None of these share options had vested, expired or been forfeited at December 31, 2016. As at December 31, 2016, there was $3.3 million in unrecognized stock compensation expense related to non-vested options. Stock compensation expense of $1.4 million was recognized in 2016.

The weighted average grant-date fair value of the options granted in 2016 was $4.06 per share.

27.	FINANCIAL INSTRUMENTS

Interest rate swap agreements
In February 2013, Frontline 2012 entered into six interest rate swaps with Nordea Bank whereby the floating interest rate on an original principal amount of $260 million of the then anticipated debt on 12 MR product tanker newbuildings was switched to fixed rate. Six of these newbuildings were subsequently financed from the $466.5 million term loan facility. In February 2016, the Company entered into an interest rate swap with DNB whereby the floating interest on notional debt of $150.0 million was switched to fixed rate. The contract has a forward start date of February 2019. The aggregate fair value of these swaps at December 31, 2016 was a receivable of $4.4 million (2015: receivable of $0.4 million). The fair value (level 2) of the Company’s interest rate swap agreements is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves and the current credit worthiness of both the Company and the derivative counterparty. The estimated amount is the present value of future cash flows. The Company recorded a gain on these interest rate swaps of $1.9 million in 2016 (2015: loss of $4.5 million).

The interest rate swaps are not designated as hedges and are summarized as at December 31, 2016 as follows:

Notional Amount	Inception Date	Maturity Date	Fixed Interest Rate
($000s)
17,442	June 2013	June 2020	1.4025%
51,762	September 2013	September 2020	1.5035%
87,526	December 2013	December 2020	1.6015%
16,806	March 2014	March 2021	1.6998%
17,149	June 2014	June 2021	1.7995%
17,492	September 2014	September 2021	1.9070%
150,000	February 2016	February 2026	2.1970%
358,177

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

Bunker swap agreements
From time to time, the Company may enter into bunker swap agreements to hedge the cost of its fuel costs. In August 2015, the Company entered into four bunker swap agreements whereby the fixed rate on 4,000 metric tons per calendar month was switched to a floating rate. The Company is then exposed to fluctuations in bunker prices, as the cargo contract price is based on an assumed bunker price for the trade. There is no guarantee that the hedge removes all the risk from the bunker exposure, due to possible differences in location and timing of the bunkering between the physical and financial position. The fair value of these swaps at December 31, 2016 was nil (2015: payable of $4.1 million). The fair value (level 2) is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account, as applicable forward rate curves and the current credit worthiness of both the Company and the derivative counterparty. The estimated amount is the present value of future cash flows. The Company recorded a gain of $1.9 million in 2016 (2015: loss of $2.3 million).

Fair Values
The carrying value and estimated fair value of the Company's financial instruments as of December 31, 2016 and 2015 are as follows:

	2016		2015
(in thousands of $)	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:
Cash and cash equivalents	202,402	202,402	264,524	264,524
Restricted cash	677	677	368	368
Liabilities:
Floating rate debt	992,631	992,631	806,456	806,456

The estimated fair value of financial assets and liabilities are as follows:

(in thousands of $)	2016 Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	202,402	202,402	—	—
Restricted cash	677	677	—	—
Liabilities:
Floating rate debt	992,631	—	992,631	—

(in thousands of $)	2015 Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	264,524	264,524	—	—
Restricted cash	368	368	—	—
Liabilities:
Floating rate debt	806,456	—	806,456	—

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

At December 31, 2016, the VLCC Front Century was measured at a fair value of $1.5 million, which was determined using level three inputs being the discounted expected cash flows from the leased vessel at December, 2016 and the Suezmax tankers Front Ardenne and Front Brabant were measured at a combined fair value of $38.4 million, which was determined using level three inputs being the discounted expected cash flows from the leased vessels at September 30, 2016 less depreciation in the three months ended December 31, 2016.

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

We transact business with the following related parties, being companies in which Hemen and companies associated with Hemen have a significant interest: Ship Finance, Seadrill Limited, Seatankers Management Norge AS, GHL Finance Limited, Golden Ocean Group Limited, Arcadia Petroleum Limited, Deep Sea Supply Plc, Seatankers Management Co. Ltd, or Seatankers Management, Archer Limited, North Atlantic Drilling Ltd and Flex LNG Limited. In November 2014, Highlander Tankers AS, or Highlander Tankers, post fixture managers for the Company became a related party as Robert Hvide Macleod, the owner and director of Highlander Tankers, was appointed the Chief Executive Officer of Frontline Management AS. Frontline 2012 and the Company (and its subsidiaries) were related parties prior to the Merger. In October 2014, VLCC Chartering Ltd, or VLCC Chartering, was set up as a joint venture between the Company and Tankers International LLC, or TI. VLCC Chartering provides chartering services to the combined fleets of the Company and TI.

Transactions with the Company
Frontline Management (Bermuda) Limited, a wholly owned subsidiary of the Company, was providing all management services to Frontline 2012 up to the Merger and management fees of $3.6 million and $3.2 million were incurred in the eleven months ended November 30, 2015 and the year ended December 31, 2014, respectively. These costs are recorded in administrative expenses in the Consolidated Statement of Operations.

Newbuilding supervision fees of $4.1 million and $5.4 million were charged to Frontline 2012 by the Company in the eleven months ended November 30, 2015 and the year ended December 31, 2014, respectively.

Technical management fees of $1.8 million and $1.5 million were charged to Frontline 2012 by SeaTeam Management Pte. Ltd, a majority owned subsidiary of the Company, in the eleven months ended November 30, 2015 and the year ended December 31, 2014, respectively.

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

Avance Gas Transactions
In January 2014, Frontline 2012 received $139.2 million from Avance Gas, a then equity investee, in connection with the agreed sale of eight VLGC newbuildings to Avance Gas immediately following their delivery to Frontline 2012 from the yard. This receipt was placed in a restricted account to be used for installments to be paid by Frontline 2012, past and future construction supervision costs and it also included a profit element to be transferred to cash and cash equivalents on delivery of each newbuilding. All vessels were delivered in 2015 and Frontline 2012 recognized a gain on sale of $78.2 million in aggregate.

Ship Finance Transactions
As of December 31, 2016, the Company held thirteen vessels under capital leases, all of which are leased from Ship Finance and were acquired upon the Merger. The remaining periods on these leases at December 31, 2016 range from approximately 4 to 10 years.

In November 2016, the Company agreed with Ship Finance to terminate the long term charter for the 1998-built VLCC Front Century upon the sale and delivery of the vessel to a third party. Ship Finance simultaneously sold the vessel to an unrelated third party. The Company expects the vessel to cease operating as a conventional tanker and the charter with Ship Finance was terminated in March 2017. The Company has agreed a compensation payment to Ship Finance of approximately $4.0 million for the termination of the charter and recorded an impairment loss of $27.3 million in the three months ended December 31, 2016 based on a 100% probability assumption of terminating the vessel's lease before the next dry dock. The Company expects to record a gain on lease termination of $20.3 million in the first quarter of 2017. Following this termination, the number of vessels on charter from Ship Finance was reduced to twelve vessels, including ten VLCCs and two Suezmax tankers.

In May 2016, the Company agreed with Ship Finance to terminate the long term charter for the 1998-built VLCC Front Vanguard. The charter with Ship Finance terminated in July 2016. The Company made a compensation payment to Ship Finance of $0.4 million for the termination of the charter and recorded an impairment loss of $7.3 million in 2016 and recorded a gain on lease termination of $0.1 million.

In May 2015, the Company and Ship Finance agreed to amendments to the leases on 12 VLCCs and five Suezmaxes, the related management agreements and further amendments to the charter ancillary agreements for the remainder of the charter periods. As a result of the amendments to the charter ancillary agreements, which took effect on July 1, 2015, the daily hire payable to Ship Finance was reduced to $20,000 per day and $15,000 per day for VLCCs and Suezmaxes, respectively. Management fees due by Ship Finance were increased from $6,500 per day per vessel to $9,000 per day per vessel. In return, the Company issued 11.0 million new shares (as adjusted for the 1-for-5 reverse share split in February 2016) to Ship Finance and the profit share above the new daily hire rates was increased from 25% to 50%. The Company was released from its guarantee obligation in exchange for agreeing to maintain a cash buffer of $2.0 million per vessel in its chartering counterparty.

As the Merger has been accounted for as a reverse business acquisition in which Frontline 2012 is treated as the accounting acquirer, all of the Company's assets and liabilities were recorded at fair value on November 30, 2015 such that estimated profit share over the remaining terms of the leases has been recorded in the balance sheet obligations. Consequently, the Company will only record profit share expense following the Merger when the actual expense is different to that estimated at the date of the Merger. Profit share expense is recorded in the Statement of Operations as contingent rental expense. No contingent rental expense was recorded in the month of December 2015. At December 31, 2016, the contingent rental expense due to Ship Finance is $12.2 million (2015: $20.6 million). As of December 31, 2016, the Company has recorded total obligations under these capital leases of $422.6 million of which $262.7 million is in respect of the minimum contractual payments and $159.9 million is in respect of contingent rental expense.

In December 2015, the Company paid the remaining outstanding balance on the loan notes due to Ship Finance, which were issued on the early termination of the leases for the VLCCs Front Champion, Golden Victory, Front Comanche, Front Commerce and Front Opalia. $113.2 million was paid comprising principal of $112.7 million and accrued interest of $0.5 million.

In November 2015, the Company agreed with Ship Finance to terminate the long term charter for the 1998-built Suezmax tanker Mindanao. The charter with Ship Finance was terminated during the fourth quarter of 2015. The Company received a compensation payment of $3.3 million from Ship Finance for the termination of the charter. No gain or loss was recorded in the Consolidated Statement of Operations in respect of this transaction as the gain was taken into account in the purchase price allocation on November 30, 2015.

A summary of leasing transactions with Ship Finance in the years ended December 31, 2016, 2015 (all of which were in the period subsequent to the Merger) and 2014 are as follows;

(in thousands of $)	2016	2015	2014
Charter hire paid (principal and interest)	93,545	8,355	—
Lease termination receipt	—	3,266	—
Lease interest expense	35,417	3,357	—
Contingent rental income	(18,621)	—	—
Remaining lease obligation	422,600	533,251	—

Contingent rental income in 2016 is due to the fact that the actual profit share expense earned by Ship Finance in 2016 of $50.9 million was $18.6 million less than the amount accrued in the lease obligation payable when the leases were recorded at fair value at the time of the Merger.

In January 2014, Frontline 2012 commenced a pooling arrangement with Ship Finance, between two of its Suezmax tankers Front Odin and Front Njord and two Ship Finance vessels Glorycrown and Everbright. Frontline 2012 recognized an expense of $0.9 million in 2016 in relation to the pooling arrangement which is payable to Ship Finance (2015: expense of $1.4 million, 2014: income of $0.3 million).

In 2013, Frontline 2012 and Ship Finance entered into a joint project between four of Frontline 2012's vessels Front Odin, Front Njord, Front Thor, Front Loki and the two Ship Finance vessels Glorycrown and Everbright. All costs in relation to the conversion to be shared on a pro-rata basis. At December 31, 2016, the Company is owed nil by Ship Finance in respect of this project (2015: $1.7 million).

Golden Ocean Transactions
In November 2015, the Company entered into an agreement to purchase two Suezmax tanker newbuilding contracts from Golden Ocean at a purchase price of $55.7 million per vessel. The transaction was completed in December 2015. $1.9 million was paid to Golden Ocean with the balance payable to the yard as newbuilding commitments assumed from Golden Ocean. The vessels have delivery dates in the first half of 2017.

Seatanker Management Transactions
In January 2016, the Company recharged $2.4 million of fit out costs to Seatankers Management Co. Ltd, which had been incurred on a leased office prior to its assignment to Seatankers Management Co. Ltd in December 2015.

The Company entered into a Services Agreement with Seatankers Management, effective January 1, 2016, and was charged $0.7 million in the year ended December 31, 2016 for the provision of advisory and other support services.

GHL Finance Transactions
In June 2016, the Company signed a $275.0 million senior unsecured facility agreement with GHL Finance Limited, an affiliate of Hemen, the Company's largest shareholder.

A summary of net amounts earned (incurred) from related parties for the years ended December 31, 2016, 2015 and 2014 are as follows:

(in thousands of $)	2016	2015	2014
Seatankers Management Co. Ltd	6,057	460	—
Ship Finance International Limited	1,552	(1,226)	—
Golden Ocean Group Limited	9,387	1,246	—
Seatankers Management Norge AS	919	(89)	—
Arcadia Petroleum Limited	929	31	—
Seadrill Limited	656	84	—
Archer Limited	235	40	—
Flex LNG Limited	1,204	—	—
Deep Sea Supply Plc	130	32	—
North Atlantic Drilling Ltd	48	16	—
Frontline companies (prior to the Merger)	—	(9,562)	(10,102)

Net amounts earned from other related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily rental for office space.

Related party balances
A summary of balances due from related parties at December 31, 2016 and 2015 is as follows:

(in thousands of $)	2016	2015
Ship Finance International Limited	1,077	3,356
Seatankers Management Co. Ltd	1,060	1,165
Archer Ltd	54	148
VLCC Chartering Ltd	47	102
Golden Ocean Group Limited	1,151	4,099
Seadrill Limited	597	859
Deep Sea Supply Plc	67	176
Arcadia Petroleum Limited	198	201
Flex LNG Limited	741	—
North Atlantic Drilling Ltd	103	128
	5,095	10,234

A summary of balances due to related parties at December 31, 2016 and 2015 is as follows:

(in thousands of $)	2016	2015
Ship Finance International Limited	15,495	23,688
Seatankers Management Co. Ltd	972	569
Seadrill Limited	5	5
Golden Ocean Group Limited	1,631	4,455
Arcadia Petroleum Limited	—	3
	18,103	28,720

29.	COMMITMENTS AND CONTINGENCIES

As of December 31, 2016, the Company's newbuilding program comprised three VLCCs, six Suezmax tankers and seven Aframax/LR2 tanker newbuildings. As of December 31, 2016, total installments of $284.4 million had been paid and the remaining installments to be paid amounted to $684.1 million, all of which are payable in 2017. All 16 vessels are expected to be delivered in 2017.

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

Following assignments of two property leases in 2015, each to a related party, a subsidiary of the Company has guaranteed the remaining outstanding payments due under the leases of approximately $8 million as of December 31, 2016 (2015: approximately $11 million). The Company does not believe that it will be required to make any payments under these guarantees and has not recorded a liability in the balance sheet in this respect.

In November 2015, the Company agreed to commercially manage a VLCC being chartered-in by a third party for a two year period and to share equally the results of the vessel calculated as net voyage earnings less charter hire expense. As at December 31, 2016, the maximum potential liability for the Company is $6.6 million (2015: $14.2 million).

30.	SUPPLEMENTAL INFORMATION

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

In May 2016, the Company agreed with Ship Finance to terminate the long term charter for the 1998-built VLCC Front Vanguard. The charter was terminated in July 2016. The Company agreed to a compensation payment to Ship Finance of $0.4 million for the termination of the charter, with the corresponding capital lease obligation on date of termination of $27.1 million being written off.

31.	SUBSEQUENT EVENTS

In January 2017, the Company took delivery of the Suezmax newbuilding Front Classic and the LR2 newbuildings Front Antares and Front Vega.

In January 2017, the Company approached DHT Holdings, Inc. (NYSE: DHT), or DHT, with a non-binding proposal for a possible business combination whereby the Company would acquire all outstanding shares of common stock of DHT in a stock-for-stock transaction at a ratio of 0.725 Company shares for each DHT share. The proposal was declined by DHT’s board of directors. The Company, together with its affiliates, has also acquired 15,356,009 shares of DHT, representing approximately 16.4% of DHT's outstanding common stock based on 93,366,062 common stock outstanding. Of the total, the Company purchased 10,891,009 shares for an aggregate cost of $46.1 million. In February 2017, Frontline presented a final offer of 0.80 Frontline shares per DHT share, which was also declined by DHT’s board of directors.

In February 2017, the Company took delivery of the VLCC newbuilding Front Duchess.

In February 2017, the Company announced a cash dividend of $0.15 per share for the fourth quarter of 2016.

In February 2017, the Company signed a second senior secured term loan facility in an amount of up to $321.6 million. The facility will be provided by China Exim Bank and will be insured by China Export and Credit Insurance Corporation. The facility matures in 2033, carries an interest rate of LIBOR plus a margin in line with the Company's other credit facilities and has an amortization profile of 15 years. This facility will be used to part finance eight of our newbuildings and will be secured by four Suezmax tankers and four Aframax/LR2 tankers.

In February 2017, the Company acquired two VLCC newbuildings under construction at Daewoo Shipbuilding & Marine Engineering at a net purchase price of $77.5 million each. The vessels are due for delivery in September and October 2017.

In March 2017, the lease with Ship Finance for the 1998-built VLCC Front Century was terminated. The Company expects to record a gain on this lease termination of $20.3 million in the first quarter of 2017.

In March 2017, the Company took delivery of the Suezmax newbuilding Front Clipper.