Form 20-F
period 2017-12-31
FRONTLINE LTD /
filed 2018-03-19
CIK 913290

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2017
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________________ to _________________
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________________________

Commission file number	001-16601

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

Yes ☒                                            No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” "smaller reporting company," and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐
	Smaller reporting company ☐	Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.    ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Throughout this annual report, the "Company," "we," "us" and "our" all refer to Frontline Ltd. and its subsidiaries. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. The Company operates oil tankers of two sizes: very large crude carriers, or VLCCs, which are between 200,000 and 320,000 deadweight tons, or dwt, and Suezmax tankers, which are vessels between 120,000 and 170,000 dwt. The Company also operates LR2/Aframax tankers, which are clean product tankers and range in size from 111,000 to 115,000 dwt. Unless otherwise indicated, all references to "USD","US$" and "$" in this annual report are U.S. dollars.

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

The selected statement of operations data of the Company with respect to the fiscal years ended December 31, 2017, 2016 and 2015 and the selected balance sheet data of the Company as of December 31, 2017 and 2016, have been derived from the Company's consolidated financial statements included herein and should be read in conjunction with such statements and the notes thereto. The selected balance sheet data as of December 31, 2015 have been derived from consolidated financial statements of the Company not included herein. The selected statement of operations data with respect to the fiscal year ended December 31, 2014 and 2013, and the selected balance sheet data as of December 31, 2014 and 2013 have been derived from consolidated financial statements of Frontline 2012 not included herein.

The following table should also be read in conjunction with Item 5. "Operating and Financial Review and Prospects" and the Company's consolidated financial statements and notes thereto included herein. The Company's accounts are maintained in U.S. dollars.

	Fiscal year ended December 31,
	2017	2016	2015	2014	2013
(in thousands of $, except ordinary shares, per share data and ratios)
Statement of Operations Data (1):
Total operating revenues	646,326	754,306	458,934	241,826	133,900
Total operating expenses	844,978	574,142	280,639	190,103	125,416
Net operating (loss) income	(196,271)	177,481	287,218	120,712	65,755
Net (loss) income from continuing operations	(264,322)	117,514	255,386	137,414	69,499
Net (loss) income from discontinued operations after non-controlling interest	—	—	(100,701)	12,055	—
Net (loss) income attributable to the Company	(264,861)	117,010	154,624	149,469	69,499
Basic and diluted (loss) earnings per share attributable to the Company from continuing operations (2)	$(1.56)	$0.75	$2.13	$1.10	$0.61
Basic and diluted (loss) earnings per share attributable to the Company from discontinued operations (2)	$—	$—	$(0.84)	$0.10	$—
Basic and diluted (loss) earnings per share attributable to the Company (2)	$(1.56)	$0.75	$1.29	$1.19	$0.61
Dividends per share declared (2) (3)	$0.30	$1.05	$0.25	$4.46	$0.64

	Fiscal year ended December 31,
	2017	2016	2015	2014	2013
(in thousands of $, except ordinary shares and ratios)
Balance Sheet Data (at end of year) (1):
Cash and cash equivalents	104,145	202,402	264,524	235,801	347,749
Newbuildings	79,602	308,324	266,233	227,050	252,753
Vessels and equipment, net	2,342,130	1,477,395	1,189,198	861,919	703,061
Vessels and equipment under capital lease, net	251,698	536,433	694,226	—	—
Investment in associated company	—	—	—	59,448	90,724
Total assets	3,133,728	2,966,317	2,883,468	2,497,005	1,671,680
Short-term debt and current portion of long-term debt	113,078	67,365	57,575	44,052	90,492
Current portion of obligations under capital leases	43,316	56,505	89,798	—	—
Long-term debt (7)	1,467,074	914,592	745,695	468,760	499,671
Obligations under capital leases	255,700	366,095	446,553	—	—
Share capital	169,809	169,809	781,938	635,205	635,205
Total equity attributable to the Company	1,187,308	1,499,601	1,446,282	1,123,580	1,063,157
Ordinary shares outstanding (000s) (2)	169,809	169,809	156,387	116,712	127,041
Weighted average ordinary shares outstanding (000s) (2)	169,809	156,973	120,082	125,189	114,377
Other Financial Data:
Equity to assets ratio (percentage) (4)	37.9%	50.6%	50.2%	45.0%	63.6%
Debt to equity ratio (5)	1.6	0.9	0.9	0.5	0.6
Price earnings ratio (6)	(2.9)	9.5	11.6	8.8	26.2
Time charter equivalent revenue (8)	365,059	566,701	342,773	136,503	70,462

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

3.
In June 2015, Frontline 2012 paid a stock dividend consisting of 75.4 million Golden Ocean shares. In March 2015, Frontline 2012 paid a stock dividend consisting of 4.1 million shares of Avance Gas Holding Limited, or Avance Gas. In October 2013, Frontline 2012 declared the distribution of a dividend consisting of 12.5% of the capital stock of Avance Gas.

4.	Equity-to-assets ratio is calculated as total equity attributable to the Company divided by total assets.

5.	Debt-to-equity ratio is calculated as total interest bearing current and long-term liabilities, including obligations under capital leases, divided by total equity attributable to the Company.

6.
Price earnings ratio is calculated by dividing the closing year end share price by basic earnings per share attributable to the Company. For 2014 and 2013 the price earnings ratio has been calculated by dividing the closing year end share price for Frontline 2012 by basic earnings per share attributable to the Company. Each year end share price has been adjusted for the 1-for-5 reverse share split in February 2016 and the share prices at the end of 2014 and 2013 have been adjusted for the share exchange ratio in the Merger.

7.
The Company has recorded debt issuance costs (i.e. deferred charges) as a direct deduction from the carrying amount of the related debt rather than as an asset following its adoption of Accounting Standards Update 2015-03 and has applied this on a retrospective basis for all periods presented.

8.	A reconciliation of time charter equivalent revenues to total operating revenues as reflected in the Consolidated Statements of Operations is as follows:

(in thousands of $)	2017	2016	2015	2014	2013
Total operating revenues	646,326	754,306	458,934	241,826	133,900
Less:
Finance lease interest income	(1,748)	(2,194)	(577)	—	—
Other income	(20,185)	(23,770)	(5,878)	(1,615)	—
Voyage expenses and commissions	(259,334)	(161,641)	(109,706)	(103,708)	(63,438)
Time charter equivalent revenue	365,059	566,701	342,773	136,503	70,462

Consistent with general practice in the shipping industry, the Company uses time charter equivalent revenue (TCE), which represents operating revenues less other income and voyage expenses, as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. Time charter equivalent revenue, a non-GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable GAAP measure, because it assists Company management in making decisions regarding the deployment and use of its vessels and in evaluating the Company's financial performance.

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

The factors affecting the supply and demand for tankers have been volatile and are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable, including those discussed above. Market conditions were volatile in 2017 and continued volatility may reduce demand for transportation of oil over longer distances and increase supply of tankers to carry that oil, which may have a material adverse effect on our business, financial condition, results of operations, cash flows, ability to pay dividends and existing contractual obligations.

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

A shift in consumer demand from oil towards other energy sources or changes to trade patterns for crude oil or refined oil products may have a material adverse effect on our business.
A significant portion of our earnings are related to the oil industry.  A shift in the consumer demand from oil towards other energy resources such as wind energy, solar energy, or water energy will potentially affect the demand for our tankers.  This could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
Seaborne trading and distribution patterns are primarily influenced by the relative advantage of the various sources of production, locations of consumption, pricing differentials and seasonality. Changes to the trade patterns of crude oil or refined oil products may have a significant negative or positive impact on the ton-mile and therefore the demand for our tankers. This could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.
We expect that our vessels will call in ports where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims which could have an adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.
Technological innovation could reduce our charterhire income and the value of our vessels.
The charterhire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new tankers are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charterhire payments we receive for our vessels and the resale value of our vessels could significantly decrease. As a result, our available cash could be adversely affected.
We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.
The efficient operation of our business, including processing, transmitting and storing electronic and financial information, is dependent on computer hardware and software systems.  Information systems are vulnerable to security breaches by computer hackers and cyber terrorists.  We rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems.  However, these measures and technology may not adequately prevent security breaches.  In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer.  Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business and results of operations.

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

Continued economic slowdown in the Asia Pacific region, especially in China, may exacerbate the effect on us of the recent slowdown in the rest of the world. In recent history, China has had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China's GDP for the year ended December 31, 2017, however, is estimated to be around 6.9%, which is above the 26-year low of 6.7% in 2016, but still slow. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future. Our financial condition and results of operations, as well as our future prospects, would likely be impeded by a continuing or worsening economic downturn in any of these countries.

If economic conditions throughout the world deteriorate or become more volatile, it could impede our operations.
Our ability to secure funding is dependent on well-functioning capital markets and on an appetite to provide funding to the shipping industry. At present, capital markets are well-functioning and funding is available for the shipping industry. However, if global economic conditions worsen or lenders for any reason decide not to provide debt financing to us, we may not be able to secure additional financing to the extent required, on acceptable terms or at all. If additional financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due, or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.
The world economy faces a number of challenges, including the effects of volatile oil prices, continuing turmoil and hostilities in the Middle East, the Korean Peninsula, North Africa and other geographic areas and countries. If one or more of the major national or regional economies should weaken, there is a substantial risk that such a downturn will impact the world economy. There has historically been a strong link between the development of the world economy and demand for energy, including oil and gas.
In Europe, large sovereign debts and fiscal deficits, low growth prospects and high unemployment rates in a number of countries have contributed to the rise of Eurosceptic parties, which would like their countries to leave the Euro. The exit of the United Kingdom from the European Union and potential new trade policies in the United States further increase the risk of additional trade protectionism.
In China, a transformation of the Chinese economy is underway, as China transforms from a production-driven economy towards a service or consumer-driven economy. The Chinese economic transition implies that we do not expect the Chinese economy to return to double digit GDP growth rates in the near term. According to the International Monetary Fund, the growth rate of China's GDP is expected to decrease to 6.8% for the year ending December 31, 2017. Furthermore, there is a rising threat of a Chinese financial crisis resulting from massive personal and corporate indebtedness.
While the recent developments in Europe and China have been without significant immediate impact on our chareter rates, an extended period of deterioration in the world economy could reduce the overall demand for our services. Such changes could adversely affect our future performance, results of operations, cash flows and financial position.
Credit markets in the United States and Europe have in the past experienced significant contraction, de-leveraging and reduced liquidity, and there is a risk that U.S. federal government and state governments and European authorities continue to implement a broad variety of governmental action and/or new regulation of the financial markets. Global financial markets and economic conditions have been, and continue to be, volatile.

We face risks attendant to changes in economic environments, changes in interest rates and instability in the banking and securities markets around the world, among other factors. We cannot predict how long the current market conditions will last. These recent and developing economic and governmental factors may have a material adverse effect on our results of operations and financial condition and may cause the price of our common shares to decline.
Prospective investors should consider the potential impact, uncertainty and risk associated with the development in the wider global economy. Further economic downturn in any of these countries could have a material effect on our future performance, results of operations, cash flows and financial position.

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

Our vessels may call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, which could adversely affect our reputation and the market for our ordinary shares

From time to time on charterers' instructions, our vessels may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the U.S. government as state sponsors of terrorism, such as Iran, Sudan and Syria. In the past, certain of our vessels have made port calls to Iran and eight of our vessels made 13 port calls in total to Iran during 2017. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. With effect from July 1, 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to companies, such as ours, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, on May 1, 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.

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

U.S. sanctions prohibiting certain conduct that is now permitted under the JCPOA have not actually been repealed or permanently terminated at this time. Rather, the U.S. government has implemented changes to the sanctions regime by: (1) issuing waivers of certain statutory sanctions provisions; (2) committing to refrain from exercising certain discretionary sanctions authorities; (3) removing certain individuals and entities from OFAC's sanctions lists; and (4) revoking certain Executive Orders and specified sections of Executive Orders. These sanctions will not be permanently "lifted" until the earlier of “Transition Day,” set to occur on October 20, 2023, or upon a report from the IAEA stating that all nuclear material in Iran is being used for peaceful activities. On October 13, 2017, the U.S. President announced that he would not certify Iran’s compliance with the JCPOA. This did not withdraw the U.S. from the JCPOA or reinstate any sanctions. However, the U.S. President must periodically renew sanctions waivers and his refusal to do so could result in the reinstatement of certain sanctions currently suspended under the JCPOA.

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

The IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention was adopted by the required number of states and entered into force on September 8, 2017. Details about the BWM Convention are further discussed in the Environmental and Other Regulations section.

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

Regulations relating to ballast water discharge coming into effect during September 2019 may adversely effect our revenues and profitability.

The IMO has imposed updated guideline of ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the IOPP (as defined below) renewal survey, existing vessels must comply with the updated D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. We currently have 23 vessels that do not comply with the updated guideline and costs of compliance may be substantial and adversely affect our revenues and profitability.

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

Risks Related to Our Business

We may be unable to comply with the covenants contained in our loan agreement, which could affect our ability to conduct our business

As of December 31, 2017, we had $1,592.4 million of outstanding debt. Our outstanding debt requires us or our subsidiaries to maintain the following financial covenants; value-adjusted equity, positive working capital, and a certain level of free cash.

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

Delays or defaults by the shipyards in the construction of our newbuildings could increase our expenses and diminish our net income and cash flows

As of December 31, 2017, we had contracts for 5 newbuilding vessels. These vessels are scheduled to be delivered to us through April 2019. Vessel construction projects are generally subject to risks of delay that are inherent in any large construction project, which may be caused by numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions or any other events of force majeure. Significant delays could adversely affect our financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel, and we will continue to incur costs and expenses related to delayed vessels, such as supervision expense and interest expense for the issued and outstanding debt.

We are dependent on the spot market and any decrease in spot market rates in the future may adversely affect our earnings and our ability to pay dividends

As of December 31, 2017, 47 of the 53 vessels, which are owned, leased or chartered-in by us, were employed in the spot market and we are therefore exposed to fluctuations in spot market charter rates. Historically, the tanker market has been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. The spot market may fluctuate significantly based upon supply and demand of vessels and cargoes. The successful operation of our vessels in the competitive spot market depends upon, among other things, obtaining profitable charters and minimizing, to the extent possible, time spent waiting for charters and time spent in ballast. The spot market is very volatile, and, in the past, there have been periods when spot rates have declined below the operating cost of vessels. If future spot market rates decline, then we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or to pay dividends in the future. Furthermore, as charter rates in the spot market are fixed for a single voyage, which may last up to several weeks, during periods in which charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

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

Further, if the charterer of a vessel in our fleet that is used as collateral under any loan agreement enters into default on its charter obligations to us, such default may constitute an event of default under such loan agreement, which could allow the bank to exercise remedies under the loan agreement. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and compliance with current or future covenants in our loan agreements.

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

During the period a vessel is subject to a time charter, we will not be permitted to sell it to take advantage of increases in vessel values without the charterers' agreement. If we sell a vessel at a time when ship prices have fallen, the sale may be at less than the vessel's carrying amount on our financial statements, with the result that we could incur a loss and a reduction in earnings. In addition, if we determine at any time that a vessel's future limited useful life and earnings require us to impair its value on our financial statements, that could result in a charge against our earnings and a reduction of our shareholders' equity. We recorded an impairment charge of $164.2 million in the year ended December 31, 2017, in relation to our leased vessels. It is possible that the market value of our vessels will continue to decline in the future and could adversely affect our ability to comply with current or future financial covenants contained in our loan agreements or other financing arrangements. Any impairment charges incurred as a result of declines in charter rates and other market deterioration could negatively affect our business, financial condition, operating results or the trading price of our ordinary shares.

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

Our time charters may limit our ability to benefit from any improvement in charter rates, and at the same time, our revenues may be adversely affected if we do not successfully employ our vessels on the expiration of our charters

As of December 31, 2017, 6 of the 53 vessels, which are owned, leased or chartered-in by us, were employed on fixed rate time charters. While our fixed rate time charters generally provide reliable revenues, they also limit the portion of our fleet available for spot market voyages during an upswing in the tanker industry cycle, when spot market voyages might be more profitable. By the same token, we cannot assure you that we will be able to successfully employ our vessels in the future at rates sufficient to allow us to operate our business profitably or meet our obligations. A decline in charter or spot rates or a failure to successfully charter our vessels could have a material adverse effect on our business, financial condition, results of operation and ability to pay dividends.

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

Risks Related to Our Company

Incurrence of expenses or liabilities may reduce or eliminate cash distributions

In December 2015, our Board of Directors, or our Board, approved implementing a dividend policy to distribute quarterly dividends to shareholders equal to or close to earnings per share adjusted for non-recurring items. In 2017, we declared dividends of $0.15 per share for the fourth quarter of 2016, $0.15 per share for the first quarter of 2017 and no dividends for the second, third and fourth quarters of 2017. The amount and timing of dividends will depend on our earnings, financial condition, cash position, Bermuda law affecting the payment of distributions and other factors. However, we could incur other expenses or contingent liabilities that would reduce or eliminate the cash available for distribution by us as dividends. In addition, the timing and amount of dividends, if any, is at the discretion of our Board. We cannot guarantee that our Board will declare dividends in the future.

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

We may be required to record a further goodwill impairment loss, which could have a material adverse effect on our results of operations and financial position

We recorded goodwill of $225.3 million in 2015 in connection with the Merger. We are required to assess goodwill for impairment at least on an annual basis, or more frequently, if indicators are present or changes in circumstances suggest that impairment may exist. Our future operating performance may be affected by potential impairment charges related to goodwill. The process of evaluating the potential impairment of goodwill is subjective and requires significant judgment at many points during the analysis. In evaluating the potential for impairment, we make assumptions and estimates regarding revenue projections, growth rates, cash flows, tax rates, and discount rates, which are uncertain and by nature may vary from actual results and are based on factors that are beyond our control.

In 2017 our assessment of goodwill for impairment resulted in us recording an impairment loss of $112.8 million. As of December 31, 2017, we had $112.5 million of goodwill on our balance sheet. Any further goodwill impairment loss would negatively impact our results of operations and financial position.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As of December 31, 2017, the average age of our tanker fleet, owned, leased or chartered-in by us, is approximately five years. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, including environmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions might not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

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

Hemen may be able to exercise significant influence over us and may have conflicts of interest with our other shareholders

As of December 31, 2017, Hemen Holding Ltd, or Hemen, a Cyprus holding company, indirectly controlled by trusts established by our Chairman and President, Mr. Fredriksen, for the benefit of his immediate family, owns approximately 48.4% of our outstanding ordinary shares. For so long as Hemen owns a significant percentage of our outstanding ordinary shares, it may be able to exercise significant influence over us and will be able to strongly influence the outcome of shareholder votes on other matters, including the adoption or amendment of provisions in our articles of incorporation or bye-laws and approval of possible mergers, amalgamations, control transactions and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, amalgamations, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our ordinary shares. Hemen, may not necessarily act in accordance with the best interests of other shareholders. The interests of Hemen may not coincide with the interests of other holders of our ordinary shares. To the extent that conflicts of interests may arise, Hemen may vote in a manner adverse to us or to you or other holders of our securities.

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

If labor interruptions are not resolved in a timely manner, they could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash

As of December 31, 2017, we employed approximately 128 people in our offices in Bermuda, London, Oslo, Singapore and India. We contract with independent ship managers to manage and operate our vessels, including the crewing of those vessels. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out as we expect and could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

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

We believe we qualify for this statutory tax exemption for the 2017 taxable year.

However, we may not qualify for exemption under Section 883 in future taxable years. There are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and become subject to United States federal income tax on our United States source shipping income. For example, if Hemen, who we believe to be a non-qualified shareholder, were to, in combination with other non-qualified shareholders, come to own 50% or more of our outstanding ordinary shares for more than half the days during the taxable year, we would not qualify for exemption under Section 883 for such taxable year. Due to the factual nature of the issues involved, there can be no assurances on our tax-exempt status or that of any of our subsidiaries.

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

Avance Gas

On October 2, 2013, Frontline 2012 entered into an agreement with Stolt-Nielsen Limited, a public company incorporated in Bermuda and listed on the OSE and Sungas Holdings Ltd., a private company incorporated in the British Virgin Islands, whereby Frontline 2012 became a 37.5% shareholder in Avance Gas for a purchase consideration of $70.7 million. In October 2013, Frontline 2012 declared the distribution of a dividend consisting of 12.5% of the capital stock of Avance Gas. Following the dividend distribution, the conversion of $33.4 million of shareholder loans to equity and a private placement by Avance Gas of 5,882,352 new shares, Frontline 2012 owned 6,955,975 shares in Avance Gas at December 31, 2013 representing 22.89% of the total number of shares outstanding.

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

Golden Ocean

On April 3, 2014, Frontline 2012 and Golden Ocean entered into an agreement pursuant to which Frontline 2012 sold all of the shares of 30 SPCs in total, each owning a cash balance and a Capesize newbuilding, to Golden Ocean. The SPCs were sold in April 2014, September 2014 and March 2015. As a result of the sale Golden Ocean issued a total 77.5 million shares to Frontline 2012. Frontline 2012 owned approximately 70% of the total shares outstanding in Golden Ocean as a consequence of these transactions and accounted for it as a business combination achieved in stages with Frontline 2012 selected as the accounting acquirer.

On October 7, 2014, Golden Ocean and Golden Ocean Group Limited, or the Former Golden Ocean, entered into an agreement and plan of merger. The merger was completed on March 31, 2015, at which time Golden Ocean acquired 100% of the Former Golden Ocean's outstanding shares and the name of Knightsbridge Shipping Limited was changed to Golden Ocean Group Limited. Frontline 2012 de-consolidated Golden Ocean as of March 31, 2015, as its shareholding shareholding in Golden Ocean fell to approximately 45% and commenced equity accounting for its investment in Golden Ocean.

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

Vessel Acquisitions, Disposals, Redeliveries and Newbuilding Contracts of the Company

In January 2015, the Company took delivery of the Suezmax newbuilding, Front Idun.

In January 2015, the Company signed newbuilding contracts for two VLCCs, Front Earl and Front Empire.

The Company took delivery of the LR2/Aframax tanker newbuildings, Front Panther and Front Puma, in January 2015 and March 2015, respectively.

In April 2015, the Company signed newbuilding contracts for two LR2/Aframax tanker newbuildings Front Castor and Front Pollux.

In June 2015, the Company took delivery of the fourth LR2/Aframax tanker newbuilding, Front Tiger.

In June 2015, the Company cancelled the final two MR newbuilding contracts (hulls D2175 and D2176) at STX Dalian due to the excessive delay compared to the contractual delivery date and demanded payment of installments paid and accrued interest from STX Dalian and the refund guarantee bank. The carrying cost of hull D2175 and D2176 at the time of cancellation was $5.8 million per newbuilding, which was transferred to other receivables and settled in August 2015.

In June 2015, the Company signed newbuilding contracts for two VLCCs which were subsequently cancelled in October 2016.

In July 2015, the Company signed newbuilding contracts for two LR2/Aframax tanker newbuildings Front Capella and Front Polaris.

In September 2015, the Company signed newbuilding contracts for two VLCCs which were subsequently cancelled in October 2016.

In November 2015, the Company agreed with Ship Finance to terminate the long term charter for the 1998-built Suezmax tanker Mindanao. The charter with Ship Finance was terminated in December 2015. The Company received a compensation payment of $3.3 million from Ship Finance for the termination of the charter.

In November 2015, the Company entered into an agreement to purchase two Suezmax tanker newbuilding contracts, Front Coral and Front Crystal, from Golden Ocean at a purchase price of $55.7 million per vessel. The transaction was completed in December 2015. The contracts were acquired as a result of the Merger and were valued at $16.5 million being the excess of the estimated fair value of the contracts less the purchase price.

In January 2016, the Company took delivery of two LR2/Aframax tanker newbuildings, Front Ocelot and Front Cheetah.

In March 2016, the Company took delivery of two LR2/Aframax tanker newbuildings, Front Cougar and Front Lynx.

In May 2016, the Company took delivery of the LR2/Aframax tanker newbuilding, Front Leopard.

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

In June 2016, the Company took delivery of the LR2/Aframax tanker newbuilding, Front Jaguar.

In June 2016, the Company acquired two VLCC newbuildings under construction at Hyundai Heavy Industries at a purchase price of $84.0 million each. The Front Duke was delivered to the Company in September 2016 and the Front Duchess was delivered to the Company in February 2017.

In August 2016, the Company took delivery of the Suezmax newbuilding, Front Challenger.

In September 2016, the Suezmax newbuilding, Front Crown and the LR2/Aframax newbuilding, Front Altair, were delivered to the Company.

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

In November 2016, the Company agreed with Ship Finance to terminate the long term charter for the 1998-built VLCC Front Century upon the sale and delivery of the vessel to a third party. Ship Finance has simultaneously sold the vessel to an unrelated third party. The charter with Ship Finance terminated in March 2017. The Company agreed a compensation payment to Ship Finance of approximately $4.1 million for the termination of the current charter.

In January 2017, the Company took delivery of the Suezmax newbuilding Front Classic and the LR2/Aframax newbuildings Front Antares and Front Vega.

In February 2017, the Company took delivery of the VLCC newbuilding Front Duchess.

In February 2017, the Company acquired two VLCC newbuildings under construction at Daewoo Shipbuilding & Marine Engineering at a net purchase price of $77.5 million each. The Front Prince was delivered in September 2017 and the Front Princess was delivered in January 2018.

In March 2017, the lease with Ship Finance for the 1998-built VLCC Front Century was terminated. The Company recorded a gain on this lease termination of $20.6 million in the first quarter of 2017.

In March 2017, the Company took delivery of the Suezmax newbuilding Front Clipper.

In April 2017, the Company took delivery of the Suezmax newbuilding Front Crystal and the LR2/Aframax newbuilding Front Sirius.

In April 2017, the Company ordered two VLCC newbuildings to be built at Hyundai Samho Heavy Industries. The vessels are due for delivery in December 2018 and April 2019.

In May 2017, the Company took delivery of the Suezmax newbuilding Front Coral.

In May 2017, the Company agreed with Ship Finance to terminate the long term charters for the 2000 built VLCC Front Scilla and the 1998 built Suezmax tanker Front Brabant upon the sale and delivery of the vessels by Ship Finance to unrelated third parties. The charters with Ship Finance terminated in the second quarter. Frontline made compensation payments to Ship Finance of $6.5 million and $3.6 million, respectively, for the termination of the charters. The Company recorded a loss on termination, including these termination payments, of $12.4 million.

In June 2017, the Company took delivery of the Suezmax newbuilding Front Cosmos and the LR2/Aframax newbuilding Front Castor.
In July 2017, the Company took delivery of the Suezmax newbuilding Front Cascade and the VLCC newbuilding Front Earl.

In July 2017, the Company agreed with Ship Finance to terminate the long term charter for the 1997 built Suezmax Front Ardenne upon the sale and delivery of the vessel by Ship Finance to an unrelated third party. The charter with Ship Finance terminated in August. Frontline made a compensation payment to Ship Finance of $4.8 million for the termination of the charter. The Company recorded a loss on termination, including this termination payment, of $5.8 million.

In August 2017, the Company took delivery of the LR2/Aframax newbuilding Front Pollux.

In September 2017, the Company took delivery of the VLCC newbuilding Front Prince and the LR2/Aframax newbuilding Front Capella.

In January 2018, the Company took delivery of the VLCC newbuildings Front Empire and Front Princess, and the LR2/Aframax newbuilding Front Polaris.

In February 2018, the Company agreed with Ship Finance to terminate the long-term charter for the 1998-built VLCC Front Circassia upon the sale and delivery of the vessel by Ship Finance to an unrelated third party. The charter with Ship Finance terminated in February and the charter counter party Frontline Shipping Limited (“FSL”); a non recourse subsidiary of Frontline, has agreed to pay a compensation of approximately $8.9 million for the termination of the charter to Ship Finance, which will be recorded as an interest-bearing note payable by FSL. The termination will reduce obligations under capital leases by approx. $20.1 million. The Company expects to record a loss on termination, including this termination payment, of approximately $5.5 million in the first quarter of 2018.

As of December 31, 2017, the Company's newbuilding program comprised four VLCC newbuildings and one LR2/Aframax tanker newbuildings. In January 2018, the Company took delivery of the VLCC newbuildings Front Empire and Front Princess, and the LR2/Aframax newbuilding Front Polaris. The Company expects to take delivery of the remaining two VLCC newbuildings in December 2018 and April 2019.

B.  BUSINESS OVERVIEW

As of December 31, 2017, the Company’s fleet consisted of 61 vessels, with an aggregate capacity of approximately 11.6 million DWT. The Company’s fleet consisted of:

(i)	43 vessels owned by the Company (10 VLCCs, 16 Suezmax tankers, 17 LR2/Aframax tankers);

(ii)	nine vessels that are under capital leases, all of which are VLCCs;

(iii)	one VLCC that is recorded as an investment in finance lease;

(iv)	one chartered-in VLCC, where the cost/revenue is split 50/50 with an unrelated third party;

(v)	seven vessels that are under the Company’s commercial management (two Suezmax tankers, two LR2 tankers and three Aframax oil tankers)

Furthermore, the Company has five newbuildings under construction: four VLCCs and one LR2/Aframax tanker with an aggregate carrying capacity of 1.3 million DWT.

See Note 30 to our audited Consolidated Financial Statements included herein for changes in our fleet subsequent to December 31, 2017.

Our vessels operate worldwide and therefore management does not evaluate performance by geographical region as this information is not meaningful.

We own various vessel owning and operating subsidiaries. Our operations take place substantially outside of the United States. Our subsidiaries, therefore, own and operate vessels that may be affected by changes in foreign governments and other economic and political conditions. We are engaged in transporting crude oil and its related refined petroleum products and our vessels operate in the spot and time charter markets. Our VLCCs are specifically designed for the transportation of crude oil and, due to their size, are primarily used to transport crude oil from the Middle East Gulf to the Far East, Northern Europe, the Caribbean and the Louisiana Offshore Oil Port, or LOOP. Our Suezmax tankers are similarly designed for worldwide trading, but the trade for these vessels is mainly in the Atlantic Basin, Middle East and Southeast Asia. Our LR2/ Aframax tankers are designed to be flexible, able to transport primarily refined products, but also fuel and crude oil from smaller ports limited by draft restrictions. The vessels will normally trade between the larger refinery centers around the world, being USG, Middle East, Rotterdam and Singapore.

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

In June 2016, the Company formed Suezmax Chartering, a commercial joint venture with Diamond S. Shipping LLC and Euronav NV in order to create a single point of contact for cargo owners to access a large fleet of modern Suezmax vessels, traded on the spot market. The Company believes that a larger fleet will provide more flexibility and more options for cargo owners and also reduce voyage related expenses by optimizing vessel selection based on proximity to cargoes, thereby reducing greenhouse gas emissions as a direct consequence of using less fuel for ballasting movements. Suezmax Chartering will serve as manager for our Suezmax tankers and the Suezmax fleet of Euronav and Diamond S. Shipping LLC.

In September 2017, the Company entered into a pooling and commercial management agreement with Mansel Pte Ltd ("Mansel"), pursuant to which both companies agreed to provide two LR2/ Aframax tankers to a revenue sharing arrangement to be commercially managed by Mansel.

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

The tanker industry is highly cyclical, experiencing volatility in profitability, vessel values and freight rates. Freight rates are strongly influenced by the supply of tanker vessels and the demand for oil transportation. Refer to Item 5, "Operating and Financial Review and Prospects-Overview" for a discussion of the tanker market in 2017 and 2018.

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

In August 2009, the Company established SeaTeam Management Pte Ltd, or SeaTeam Management, a ship management company in Singapore. SeaTeam Management is a complement to the external ship management companies currently offering services to the Company and is not a change in the Company's outsourcing strategy. However, we would like to strengthen our position towards our service providers to enhance and secure delivery of high quality service at low cost in the future. SeaTeam Management was certified and received its ISM Document of Compliance by Det Norske Veritas on February 3, 2010 and is an approved ship management company. In addition, the Company opened a crewing company in Chennai, India, in January 2010. SeaTeam Management is a 63.75% owned subsidiary of Frontline.

Strategy

Our principal focus is the transportation of crude oil and related refined petroleum cargoes for major oil companies and major oil trading companies. We seek to optimize our income and adjust our exposure through actively pursuing charter opportunities whether through time charters, bareboat charters, sale and leasebacks, straight sales and purchases of vessels, newbuilding contracts and acquisitions.

We presently operate VLCCs and Suezmax tankers in the crude oil tanker market and LR2/Aframax tankers in the refined product market. Our preferred strategy is to have some fixed charter income coverage for our fleet, predominantly through time charters, and trade the balance of the fleet on the spot market. We focus on minimizing time spent on ballast by "cross trading" our vessels, typically with voyages loading in the Middle East Gulf discharging in Northern Europe, followed by a trans-Atlantic voyage to the U.S. Gulf of Mexico and, finally, a voyage from either the Caribbean or West Africa to the Far East/Indian Ocean. We believe that operating a certain number of vessels in the spot market, enables us to capitalize on a potentially stronger spot market as well as to serve our main customers on a regular non term basis. We believe that the size of our fleet is important in negotiating terms with our major clients and charterers. We also believe that our large fleet enhances our ability to obtain competitive terms from suppliers, ship repairers and builders and to produce cost savings in chartering and operations.

Our business strategy is primarily based upon the following principles:

•	emphasizing operational safety and quality maintenance for all of our vessels;

•	complying with all current and proposed environmental regulations;

•	outsourcing technical management and crewing;

•	continuing to achieve competitive operational costs;

•	achieving high utilization of our vessels;

•	achieving competitive financing arrangements;

•	achieving a satisfactory mix of term charters, contracts of affreightment, or COAs, and spot voyages; and

•	developing and maintaining relationships with major oil companies and industrial charterers.

We continue to have a strategy of outsourcing, which includes the outsourcing of management, crewing and accounting services to a number of independent and competing suppliers. The technical management of our vessels is provided by independent ship management companies as well as our subsidiary, SeaTeam Management. Pursuant to management agreements, each of the independent ship management companies provides ship maintenance, crewing, technical support, shipyard supervision and related services to us. A central part of our strategy is to benchmark operational performance and cost level amongst our ship managers, including SeaTeam Management. Both SeaTeam Management and independent ship managers provide crewing for our vessels. Currently, our vessels are crewed with Russian, Ukrainian, Croatian, Romanian, Indian and Filipino officers and crews, or combinations of these nationalities.

In 2015 the Company opened a new subsidiary in Singapore to capitalize on the Asian market for the transportation of crude and petroleum products. As part of this process, responsibility for the management of voyage operations in relation to our fleet of LR2/Aframax vessels was transferred in-house at the start of 2017. In December 2017, the Company transferred management of voyage operations for its fleet of crude oil tankers in-house, split between its offices in Norway, Singapore and the United Kingdom. The decision to bring voyage operations in house is driven by the need to ensure that our customers receive the highest-quality and most efficient service whilst providing time-zone coverage across all of our vessel types.

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

Customers

No customers individually accounted for 10% or more of the Company's consolidated revenues in the year ended December 31, 2017 . Revenues from two customers in the year ended December 31, 2016 accounted for 10% or more of the Company's consolidated revenues in the amounts of $117.8 million and $78.0 million. Revenues from one customer in the year ended December 31, 2015 accounted for 10% or more of the Company's consolidated revenues in the amount of $71.3 million.

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
It should be noted that the U.S. is currently experiencing changes in its environmental policy, the results of which have yet to be fully determined. For example, in April 2017, the U.S. President signed an executive order regarding environmental regulations, specifically targeting the U.S. offshore energy strategy, which may affect parts of the maritime industry and our operations.
Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship-owners and managers by 2021. This might cause companies to cultivate additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. However, the impact of such regulations is hard to predict at this time.

International Maritime Organization

The International Maritime Organization, or the IMO, is the United Nations agency for maritime safety and the prevention of pollution by ships.  The IMO has adopted several international conventions that regulate the international shipping industry, including but not limited to the International Convention on Civil Liability for Oil Pollution Damage of 1969, amended and replaced by the 1992 protocol, generally referred to as CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage of 2001, and the International Convention for the Prevention of Pollution from Ships of 1973, or the MARPOL. The MARPOL is broken into six Annexes, each of which establishes environmental standards relating to different sources of pollution: Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, which was separately adopted by the IMO, relates to air pollution by ship emissions, including greenhouse gases.

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
Air Emissions
In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution. Annex VI sets limits on nitrogen oxide emissions from ships whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000. It also prohibits “deliberate emissions” of “ozone depleting substances,” defined to include certain halons and chlorofluorocarbons. “Deliberate emissions” are not limited to times when the ship is at sea; they can for example include discharges occurring in the course of the ship’s repair and maintenance. Emissions of “volatile organic compounds” from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls (PCBs)) are also prohibited. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, known as ECAs (see below). We believe that all our vessels are currently compliant in all material respects with these regulations.
The IMO’s Marine Environment Protection Committee, or MEPC, adopted amendments to Annex VI that entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. At MEPC 70, the IMO’s Marine Environment

Protection Committee agreed to implement a global 0.5% m/m sulfur oxide emissions limit starting from January 1, 2020. Under the new global cap, ships will have to use fuel oil on board with a sulfur content of no more than 0.50% m/m, against the current limit of 3.50%. This limitation will require ships to use either (i) fuel oil on board with a sulfur content of no more than 0.5% m/m, which can be met by using low-sulfur complaint fuel oil or alternative fuels, or (ii) certain exhaust gas cleaning systems. Once the cap becomes effective, ships will be required to obtain bunker delivery notes stating the Sulphur content and International Air Pollution Prevention (“IAPP”) Certificates by their flag states. This subjects ocean-going vessels in these areas to stringent emissions controls, and may cause us to incur additional costs.
Sulfur content standards are even stricter within certain Emission Control Areas, ECAs. As of January 1, 2015, ships operating within an ECA are not permitted to use fuel with sulfur content in excess of 0.1%. Amended Annex VI establishes procedures for designating new ECAs. Currently, these areas include, but are not limited to, the 200 nautical miles extending from the Atlantic/Gulf coasts of the U.S., Canada and the Hawaiian Islands, as well as applicable areas of the U.S. Caribbean Sea and Europe. This subjects ocean-going vessels in these areas to stringent emissions controls, and may cause us to incur additional costs.
Mandatory energy efficiency standards for new ships, and mandatory operational measures to reduce emission from existing ships, entered into force in 2013, as amendments to MARPOL Annex VI. Under those measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014. This included the requirements that all new ships utilize the Energy Efficiency Design Index, EEDI, and that all ships use the Ship Energy Efficiency Management Plan, SEEMP. We believe that all our vessels are currently compliant in all material respects with these regulations. These requirements could cause us to incur additional compliance costs.
If further ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency, EPA, or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.
Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. At MEPC 70 and MEPC 71, MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide, effective January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009. It is expected that these areas will be formally designated after draft amendments are presented at MEPC’s next session. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (NOx), standards in ECAs will go into effect. Under the amendments, Tier III NOx standards apply to ships that operate in North American and U.S. Caribbean Sea ECAs designed for the control of NOx with a marine diesel engine installed and constructed on or after January 1, 2016. Tier III requirements could apply to areas that will be designated for Tier III NOx in the future.
As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI will be effective on March 1, 2018 and will require ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first data “calendar year” beginning January 1, 2019.
Safety Management System Requirements

IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS and the International Convention on Load Lines, or the LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards. SOLAS amendments that relate to the safe manning of vessels entered into force on January 1, 2014. We believe that all our vessels are in substantial compliance with SOLAS and LL Convention standards. SOLAS amendments regarding emergency training and drills entered into force as of January 1, 2015. Amendments to the Convention on Limitation of Liability for Maritime Claims of 1976 as amended (LLMC) went into effect on June 8, 2015. The amendments alter the limits of liability for loss of life or personal injury claims and property claims against ship owners. The operation of our ships is also affected by the requirements set forth in the ISM Code, as discussed previously.

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, the BWM Convention, in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. All ships will also have to carry a ballast water record book and an International Ballast Water Management Certificate. The BWM Convention entered into force on September 9, 2017. The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments.

Many of the implementation dates originally written in the BWM Convention have already passed, so now that the BWM Convention has entered into force, the period for installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems, or BWMS. For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels constructed before the entry into force date “existing vessels” and allows for the installation of a BWMS on such vessels at the first International Oil Pollution Prevention (IOPP) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged. Existing vessels must comply with the D2 standard between September 8, 2019, and September 8, 2024. For most ships, compliance with the D2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Costs of compliance may be substantial.

Once mid-ocean ballast exchange ballast water treatment requirements become mandatory, the cost compliance could increase for ocean carriers and the costs of ballast water treatments may be material. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. The costs of compliance with a mandatory mid-ocean ballast exchange could be material, and it is difficult to predict the overall impact of such a requirement on our operations.

The IMO has also adopted the CLC. Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability expressed using the International Monetary Fund currency unit, the Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner’s actual fault and under the 1992 Protocol where the spill is caused by the shipowner’s intentional or reckless act or omission where the shipowner knew pollution damage would probably result. The CLC requires ships covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner’s liability for a single incident. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

The IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

Noncompliance with the ISM Code or other IMO regulations may subject the shipowner or bareboat charter to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, certain ports. As of the date of this report, each of our vessels is ISM Code-certified. However, we may not be able to maintain such certification indefinitely.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

United States

The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade with the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.’s territorial sea and its 200 nautical mile exclusive economic zone around the U.S. The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners and operators are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel). OPA defines these other damages broadly to include:

(i)    injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;
(ii)    injury to, or economic losses resulting from, the destruction of real and personal property;
(iii)    net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;
(iv)    loss of subsistence use of natural resources that are injured, destroyed or lost;
(v)    lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and
(vi)    net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective December 21, 2015, the USCG adjusted the limits of OPA liability to the greater of $2,200 per gross ton or $18,796,800 per tanker, other than a single-hull tank vessel that is greater than 3,000 gross tons (subject to periodic adjustments for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We plan to comply with the USCG’s financial responsibility regulations by providing a certificate of responsibility evidencing sufficient self-insurance.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico has resulted in additional regulatory initiatives or statutes, including the raising of liability caps under OPA. For example, on February 24, 2014, the U.S. Bureau of Ocean Energy Management, BOEM, proposed a rule increasing the limits of liability of damages for off-shore facilities under OPA based on inflation. This rule became effective in January 2015. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. In April 2015, it was announced that new regulations are expected to be imposed in the U.S. regarding offshore oil and gas drilling, and the U.S. Bureau of Safety and Environmental Enforcement, BSEE, announced a new Well Control Rule in April 2016; however, pursuant to orders by the U.S. President in early 2017, BSEE announced in August 2017 that this rule would be revised. In December 2015, the BSEE announced a new pilot inspection program for offshore facilities. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. Additional legislation or regulations applicable to the operation of our vessels that may be implemented in the future could adversely affect our business. In January 2018, the U.S. President proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling, vastly expanding the U.S. waters that are available for such activity over the next five years. The effects of the proposal are currently unknown.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills. Furthermore, many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law. Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. Yet, in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners’ responsibilities under these laws. The Company intends to comply with all applicable state regulations in the ports where the Company’s vessels call.

Other U.S. Environmental Initiatives

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

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.

OPA permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA. In addition, many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law. Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. Yet, in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners’ responsibilities under these laws.

The EPA and USCG have enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. waters.

The EPA requires a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within U.S. waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, VGP. For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a Notice of Intent, NOI, at least 30 days before the vessel operates in U.S. waters. On March 28, 2013, the EPA re-issued the VGP for another five years (to December 18, 2018). This VGP took effect on December 19, 2013. The VGP focuses on authorizing discharges incidental to operations of commercial vessels and the new VGP contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, more stringent requirements for exhaust gas scrubbers and requires the use of environmentally acceptable lubricants.

USCG regulations adopted and proposed for adoption under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, which require the installation of certain engineering equipment and water treatment systems to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures, and/or may otherwise restrict our vessels from entering U.S. waters. The USCG has implemented revised regulations on ballast water management by establishing standards on the allowable concentration of living organisms in ballast water discharged from ships in U.S. waters. The USCG must approve any technology before it is placed on a vessel.

As of January 1, 2014, vessels are technically subject to the phasing-in of these standards. However, it was not until December 2016 the USCG first approved said technology. The USCG may also provide waivers to vessels that show why they can not install the new technology. The EPA, on the other hand, has taken a different approach to enforcing ballast discharge standards under the VGP. On December 27, 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers. In addition, through the CWA certification provisions that allow U.S. states to place additional conditions on the use of the VGP within state waters, a number of states have proposed or implemented a variety of stricter ballast requirements including, in some states, specific treatment standards. Compliance with these USCG and state regulations could have an adverse impact on the commercial operation of our vessels.

It should also be noted that in October 2015, the Second Circuit Court of Appeals issued a ruling that directed the EPA to redraft the sections of the 2013 VGP that address ballast water. However, the Second Circuit stated that 2013 VGP will remain in effect until the EPA issues a new VGP. In the fall of 2016, sources reported that the EPA indicated it was working on a new VGP. It presently remains unclear how the ballast water requirements set forth by the EPA, the USCG, and IMO BWM Convention, some of which are in effect and some which are pending, will co-exist. On October 9, 2015, the Sixth Circuit Court of Appeals stayed the Waters of the United States rule (WOTUS), which aimed to expand the regulatory definition of “waters of the United States,” pending further action of the court. In response, regulations have continued to be implemented as they were prior to the stay on a case-by-case basis. On February 28, 2017, the U.S. President issued an executive order directing the EPA and U.S. Army Corps of Engineers to review the WOTUS and publish a proposed rule rescinding or revising the rule. The EPA and Army Corps of Engineers are currently in the process of rulemaking pursuant to the President’s order. The effect of future actions in these cases upon our operations is unknown.

USCG has set up requirements for ships constructed before December 1, 2013 with ballast tanks trading with exclusive economic zones of the U.S. to install water ballast treatment systems as follows: (1) ballast capacity 1,500-5,000m3-first scheduled drydock after January 1, 2014; and (2) ballast capacity above 5,000m3-first scheduled drydock after January 1, 2016. All of our vessels have ballast capacities over 5,000m3, and those of our vessels trading in the U.S. will have to install water ballast treatment plants at their first drydock after January 1, 2016, unless an extension is granted by the USCG.

European Union

In October 2009, the EU amended a previously adopted directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties or fines and increased civil liability claims. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger.

The EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/EC/33 (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in EU ports, lasting until 2020.

The EU has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The EU also adopted and then extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the EU with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, UNFCCC, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. International negotiations are continuing with respect to a successor to the Kyoto Protocol, which set emission reduction targets through 2012 and has been extended with new targets through 2020 pending negotiation of a new climate change treaty that would take effect in 2020. Restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016. The Paris Agreement does not directly limit greenhouse gas emissions from ships. On June 1, 2017, the U.S. President announced that it is withdrawing from the Paris Agreement. The timing and effect of such action has yet to be determined.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, initial IMO strategy for reduction of greenhouse gas emissions needs to be developed by MEPC 72, which will be held in April 2018. The IMO may implement market-based mechanisms to reduce greenhouse gas emissions from ships at the upcoming MEPC session.

On January 1, 2013, two new sets of mandatory requirements to address greenhouse gas emissions from ships adopted by the MEPC as amendments to MARPOL Annex VI, entered into force. Currently operating ships are now required to develop and implement Ship Energy Efficiency Management Plans, or SEEMPs, and the new ships to be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index, or EEDI. Under these measures, by 2025, all new ships built will be 25% more energy efficient than those built in 2014. These requirements could cause us to incur additional compliance costs.

Starting in January 2018,large ships calling at European ports are required tocollect and publish data on carbon dioxide omissions. In June 2013, the European Commission developed a strategy to integrate maritime emissions into the overall EU strategy to reduce greenhouse gas emissions. For 2020, the EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period, from 2013 to 2020. In December 2013, the EU environmental ministers discussed draft rules to implement monitoring and reporting of carbon dioxide emissions from ships.

In the U.S., the EPA has issued a final finding that greenhouse gases threaten public health and safety, and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and proposed regulations to limit greenhouse gas emissions from certain large stationary sources. However, in April 2017, the U.S. President signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions. Although the mobile source emission regulations do not apply to greenhouse gas emissions from vessels, the EPA or U.S. states could enact environmental regulations that would affect our operations. For example, California has introduced caps for greenhouse gas emissions and, in the end of 2016, signalled it may take additional action regarding climate change. In addition, the IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, including market-based instruments.

On June 29, 2017, the Global Industry Alliance, or GIA, was officially inaugurated. The GIA is a program, under the Global Environmental Facility-United Nations Development Program-IMO Project, which supports shipping, and related industries, as they move towards a low carbon future. Organizations including, but not limited to, shipowners, operators, classification societies, and oil companies, signed to launch the GIA.

Any passage of climate change legislation or other regulatory initiatives by the EU, U.S., IMO or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restrict emissions of greenhouse gases could require us to make significant financial expenditures, including capital expenditures to upgrade our vessels that we cannot predict with certainty at this time. Even in the absence of climate control legislation and regulations, our businesses may be materially affected to the extent that climate change may result in sea level changes or more intense weather events.

International Labor Organization

The International Labor Organization, the ILO, a specialized agency of the UN, has adopted the Maritime Labor Convention 2006, or MLC 2006. A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 will enter into force one year after

30 countries with a minimum of 33% of the world's tonnage have ratified it. On August 20, 2012, the required number of countries met and MLC 2006 entered into force on August 20, 2013. Amendments to MLC 2006 were adopted in 2014 and 2016. All our vessels are in compliance with and are certified to meet MLC 2006.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security such asthe U.S. Maritime Transportation Security Act of 2002, or the MTSA.  To implement certain portions of the MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. The regulations also impose requirements on certain ports and facilities, some of which are regulated by the EPA.

Similarly, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security.  Chapter XI-2 imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facilities Security Code, the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism.

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

A ship operating without a valid certificate may be detained at port until it obtains an ISSC, or it may be expelled from port or refused entry at port. Amendments to SOLAS Chapter VII apply to vessels transporting dangerous goods and require those vessels to be in compliance with the International Maritime Dangerous Goods Code, or IMDG Code. As of January 1, 2016, the IMDG Code also includes updates to the provisions for radioactive material, reflecting the latest ാ2012ി provisions from the International Atomic Energy Agency ാIAEAി, new marking requirements for “overpack” and “salvage” and updates to various individual packing requirements. The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers, or STCW, which mandates certain requirements for security training and certifications. Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.

Furthermore, additional security measures could be required in the future which could have a significant financial impact on us. The USCG regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. Our vessels are in compliance with the various security measures addressed by the MTSA, SOLAS and the ISPS Code. We do not believe these additional requirements will have a material financial impact on our operations.

Inspection by Classification Societies

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS. IACS has adopted harmonized Common Structural Rules, or the Rules, which apply to oil tankers and bulk carriers constructed on or after July 1, 2015. The Rules attempt to create a level of consistency between IACS Societies. Our vessels are currently classed with Germanischer Lloyd Register, Bureau Veritas and Nippon Kaiji Kyokai. ISM

and ISPS certification have been awarded by Bureau Veritas and the Panama Maritime Authority to our vessels and to Eurobulk, one of our ship management companies.

A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be drydocked every 30 to 36 months for inspection of the underwater parts of the vessel. Vessels under five years of age can waive dry docking in order to increase available days and decrease capital expenditures, provided the vessel is inspected underwater. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.

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

Our protection and indemnity insurance, or P&I insurance, covers third-party liabilities and other related expenses from, among other things, injury or death of crew, passengers and other third parties, claims arising from collisions, damage to cargo and other third-party property and pollution arising from oil or other substances. Our current P&I insurance coverage for pollution is the maximum commercially available amount of $1.0 billion per tanker per incident and is provided by mutual protection and indemnity associations. Each of the vessels currently in our fleet is entered in a protection and indemnity association which is a member of the International Group of Protection & Indemnity Clubs. The 13 protection and indemnity associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to re-insure each association's liabilities. The pool provides a mechanism for sharing all claims in excess of $10 million up to, currently, $1.0 billion. For the 2016/17 policy year, the International Group has maintained a three layer GXL insurance program, together with an additional Collective Overspill layer, which combine to provide just over $3 billion of commercial reinsurance. As a member of protection and indemnity associations, which are, in turn, members of the International Group, we are subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations and members of the pool of protection and indemnity associations comprising the International Group.

Our hull and machinery insurance covers actual or constructive total loss from covered risks of collision, fire, heavy weather, grounding and engine failure or damages from same. Our war risks insurance covers risks of confiscation, seizure, capture, vandalism, terrorism, sabotage and other war-related risks. Our loss-of-hire insurance covers loss of revenue for not less than $20,000 per day for Suezmax tankers and VLCCs for not less than 180 days resulting from an accident covered by the terms of our hull and machinery insurance for each of our vessels, with a 60 day deductible for all Suezmax tankers and VLCCs. Our LR2/Aframax product tankers are insured for not less than $20,000 for 90 days with a deductible of 14 days.

C.  ORGANIZATIONAL STRUCTURE

See Exhibit 8.1 to this Form 20-F for a list of our significant subsidiaries.

D.  PROPERTY, PLANTS AND EQUIPMENT

The Company's Vessels

The following table sets forth certain information regarding the fleet that we operated as of December 31, 2017:

Vessel	Built	Approximate Dwt.	Flag	Type of Employment(1)
Tonnage Owned

VLCCs
Front Kathrine	2009	297,000	MI	Spot market
Front Queen	2009	297,000	MI	Spot market
Front Eminence	2009	321,000	MI	Spot market
Front Endurance	2009	321,000	MI	Spot market
Front Cecilie	2010	297,000	HK	Spot market
Front Signe	2010	297,000	HK	Spot market
Front Duke	2016	299,000	MI	Spot market
Front Duchess	2017	299,000	MI	Spot market
Front Earl	2017	300,000	MI	Spot market
Front Prince	2017	300,000	MI	Spot market

Suezmax Tankers
Front Ull	2014	157,000	MI	Spot market
Front Idun	2015	157,000	MI	Spot market
Front Thor	2010	156,000	MI	Spot market
Front Loki	2010	156,000	MI	Spot market
Front Odin	2010	156,000	MI	Spot market
Front Njord(2)	2010	156,000	HK	Time charter
Front Balder	2009	156,000	MI	Spot market
Front Brage	2011	156,000	MI	Spot market
Front Crown	2016	157,000	MI	Spot market
Front Challenger	2016	157,000	MI	Spot market
Front Classic	2017	157,000	MI	Spot market
Front Clipper	2017	157,000	MI	Spot market
Front Crystal	2017	157,000	MI	Spot market
Front Coral	2017	158,000	MI	Spot market
Front Cosmos	2017	158,000	MI	Spot market
Front Cascade	2017	157,000	MI	Spot market

LR2/Aframax Tankers
Front Lion(3)	2014	115,000	MI	Time charter
Front Puma(4)	2015	115,000	MI	Time charter
Front Panther(5)	2015	115,000	MI	Time charter
Front Tiger(6)	2015	115,000	MI	Time charter
Front Ocelot	2016	110,000	MI	Spot market
Front Cheetah(7)	2016	113,000	MI	Time charter
Front Lynx	2016	110,000	MI	Spot market
Front Cougar	2016	110,000	MI	Spot market
Front Leopard	2016	110,000	MI	Spot market
Front Jaguar	2016	110,000	MI	Spot market
Front Altair	2016	110,000	MI	Spot market
Front Antares	2017	110,000	MI	Spot market
Front Vega	2017	111,000	MI	Spot market
Front Sirius	2017	111,000	MI	Spot market
Front Castor	2017	110,000	MI	Spot market

Front Pollux	2017	110,000	MI	Spot market
Front Capella	2017	110,000	MI	Spot market

Tonnage chartered-in from Ship Finance
VLCCs
Front Circassia(8)	1999	306,000	MI	Spot market
Front Ariake	2001	299,000	BA	Spot market
Front Serenade	2002	299,000	LIB	Spot market
Front Stratus	2002	299,000	LIB	Spot market
Front Hakata	2002	298,000	BA	Spot market
Front Falcon	2002	309,000	BA	Spot market
Front Page	2002	299,000	LIB	Spot market
Front Force	2004	305,000	MI	Spot market
Front Energy	2004	305,000	MI	Spot market

Tonnage chartered-in from third parties
VLCCs
Oceanis(9)	2011	300,000	GR	Spot market

1.	Time Charter includes those contracts with durations in excess of six months.

2.	This vessel commenced a time charter in February 2016 and was re-delivered in February 2018.

3.	This vessel commenced a time charter in August 2015 which was extended with the earliest possible re-delivery in January 2019.

4.	This vessel commenced a time charter in March 2015 and was re-delivered in February 2018.

5.	This vessel commenced a time charter in February 2015 and was re-delivered in January 2018.

6.	This vessel commenced a time charter in February 2016 and was re-delivered in January 2018.

7.	This vessel commenced a time charter in January 2016 which was extended in January 2018 with earliest possible re-delivery in June 2018.

8.	The lease for this vessel was terminated in February 2018.

9.	The profits and losses from chartering in and chartering out this vessel are shared equally with a third party. The charter-in has earliest possible redelivery in June 2018.

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

As of December 31, 2017, the Company’s fleet consisted of 61 vessels, with an aggregate capacity of approximately 11.6 million DWT. The Company’s fleet consisted of:

(i)	43 vessels owned by the Company (10 VLCCs, 16 Suezmax tankers, 17 LR2/Aframax tankers);

(ii)	nine vessels that are under capital leases, all of which are VLCCs;

(iii)	one VLCC that is recorded as an investment in finance lease;

(iv)	one chartered-in VLCC, where the cost/revenue is split 50/50 with an unrelated third party;

(v)	seven vessels that are under the Company’s commercial management (two Suezmax tankers, two LR2 tankers and three Aframax oil tankers)

Furthermore, the Company has five newbuildings under construction: four VLCCs and one LR2/Aframax tanker with an aggregate carrying capacity of 1.3 million DWT.

A full fleet list is provided in Item 4.D. "Information on the Company" showing the vessels that we own, lease and charter-in as of December 31, 2017. See Note 30 to our audited Consolidated Financial Statements included herein for changes in our vessels subsequent to December 31, 2017.

Fleet Changes

Refer to Item 4. for discussion on acquisitions and disposals of vessels. A summary of the changes in the vessels that we own, lease and charter-in for the years ended December 31, 2017, 2016 and 2015 is summarized in the table below. The vessels shown as 'Acquired upon the Merger' in 2015 are those of the Company due to the fact that Frontline 2012 was determined to be the accounting acquirer in the Merger.

	2017	2016	2015
VLCCs
At start of period	21	20	6
Acquired upon the Merger	—	—	12
Other acquisitions/newbuilding deliveries	3	1	—
Disposal/lease termination	(2)	(1)	—
Chartered-in	(2)	1	2
At end of period	20	21	20
Suezmax tankers
At start of period	14	12	4
Acquired upon the Merger	—	—	4
Other acquisitions/newbuilding deliveries	6	2	2
Disposal/lease termination	(2)	—	—
Chartered-in	(2)	—	2
At end of period	16	14	12
LR2/Aframax tankers
At start of period	11	7	1
Acquired upon the Merger	—	—	—
Other acquisitions/newbuilding deliveries	6	7	3
Disposal/lease termination	—	—	—
Chartered-in	—	(3)	3
At end of period	17	11	7
MR tankers
At start of period	3	10	6
Acquired upon the Merger	—	—	—
Other acquisitions/newbuilding deliveries	—	—	—
Disposal/lease termination	—	(6)	—
Chartered-in	(3)	(1)	4
At end of period	—	3	10
Total
At start of period	49	49	17
Acquired upon the Merger	—	—	16
Other acquisitions/newbuilding deliveries	15	10	5
Disposal/lease termination	(4)	(7)	—
Chartered-in	(7)	(3)	11
At end of period	53	49	49

Summary of Fleet Employment

As discussed below, our vessels are operated under time charters and voyage charters.

	As of December 31,
	2017		2016		2015
	Number of vessels	Percentage of fleet	Number of vessels	Percentage of fleet	Number of vessels	Percentage of fleet
VLCCs
Spot	20	100%	17	81%	16	80%
Time charter	—	—	4	19%	4	20%
	20	100%	21	100%	20	100%
Suezmax tankers
Spot	15	94%	11	79%	5	42%
Time charter	1	6%	3	21%	5	42%
Index related time charter	—	—	—	—	2	16%
	16	100%	14	100%	12	100%
LR2/Aframax tankers
Spot	12	71%	5	45%	—	—
Time charter	5	29%	6	55%	7	100%
	17	100%	11	100%	7	100%
MR tankers
Spot	—	—	3	100%	8	80%
Time charter	—	—	—	—	2	20%
	—	—	3	100%	10	100%
Total fleet
Spot	47	89%	36	73%	29	59%
Index related time charter	—	—	—	—	2	4%
Time charter	6	11%	13	27%	18	37%
	53	100%	49	100%	49	100%

Market Overview and Trend Information

The statistical data provided in this section has been taken from the International Energy Agency, or IEA, and Clarksons Research, an independent third party maritime research company. The figures quoted below are estimates and may vary from estimates provided by other research services.

The past two years have been characterized by large growth in the global crude oil tanker fleet, and the growth is expected to continue in 2018.  58 VLCC’s are scheduled to be delivered in 2018, although some of these are expected to be pushed to 2019, and further contracting has decreased from the levels seen in 2017.  This compares to 50 VLCCs delivered in 2017 and 47 in 2016.  There was an increase in scrapping in 2017, with 13 VLCCs removed from the fleet, and there have been reports of up to seven VLCCs sold for scrap up until the end of February 2018. The VLCC fleet totalled 717 vessels at the end of the fourth quarter of 2017 and the Suezmax fleet totalled 514 vessels. The LR2 product tanker fleet totalled 320 vessels.

The estimated average spot charter rate for a VLCC trading on a standard ‘TD3’ voyage between the Middle East and Japan in 2017 was an estimated daily TCE rate of $22,700. This compares to an estimated daily TCE rate of $42,400 in 2016. The average rate for a Suezmax tanker trading on a standard ‘TD20’ voyage between West Africa and Rotterdam in 2017 was an estimated daily TCE rate of $12,200. This compares to an estimated daily TCE rate of $23,400 in 2016. The average rate for an LR2 product tanker trading on a standard ‘TC1’ voyage between the Middle East and Japan was an estimated daily TCE rate of $9,000 in 2017. This compares to an estimated daily TCE rate of $15,000 in 2016.

Crude oil demand and the world economy remains strong. The IEA, estimates that world oil demand in 2018 will be 99,3 million barrels per day (mb/d), representing an increase of 1.5 % or 1.5 mb/d from 2017.

In 2018, global oil supply is projected to grow by 1,3%. The oil supply growth has primarily come from the Atlantic Basin, whilst the demand growth is in Asia, which is positive for tonne-mile development. We are in the midst of a crude inventory draw cycle that is negatively impacting the market. There is a historic relationship between crude oil inventory levels and freight rates, with periods where rates rise as inventories build and decline as inventories are consumed.  With the crude oil market in backwardation, inventories are being drawn down.  While inventories remain elevated, days of forward demand cover has decreased sharply due to rising consumption.

It will take some time until the crude oil tanker market has sufficiently absorbed new supply of vessels, despite the existence of factors that are evident in strong markets.  The impact of declining market rates and rising fuel costs on our results of operations are discussed further in Results of Operations below.

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

Goodwill and impairment of goodwill

We allocate the cost of acquired companies to the identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Our future operating performance may be affected by the potential impairment charges related to goodwill. Goodwill is not amortized, but reviewed for impairment annually, or more frequently if impairment indicators arise. Impairment of goodwill in excess of amounts allocable to identifiable assets and liabilities is determined using a two-step approach, initially based on a comparison of the fair value of the reporting unit to the book value of its net assets; if the fair value of the reporting unit is lower than the book value of its net assets, then the second step compares the implied fair value of the Company's goodwill with its carrying value to measure the amount of the impairment. The Company has one reporting unit for the purpose of assessing potential goodwill impairment and has selected September 30 as its annual goodwill impairment testing date. The process of evaluating the potential impairment of goodwill and intangible assets is highly subjective and requires significant judgment at many points during the analysis.

Our test for potential goodwill impairment is a two-step approach. We estimate the fair value of the Company based on its market capitalization plus a control premium and compare this to the carrying value of its net assets. Control premium assumptions require judgment and actual results may differ from assumed or estimated amounts. If the carrying value of the Company's net assets exceeds its estimated fair value, the second step of the goodwill impairment analysis requires us to measure the amount of the impairment loss. An impairment loss is calculated by comparing the implied fair value of the goodwill to its carrying amount. The implied fair value of goodwill is calculated in the same manner as the goodwill recognized in the business combination was calculated. That is, the Company determines the fair value of assets and liabilities of the reporting unit (including any unrecognized intangible assets excluding goodwill) as if the reporting unit had been acquired in a business combination. The excess of the fair value of a reporting unit over the amounts determined for its assets and liabilities is the implied fair value of goodwill.

At September 30, 2017, the Company's market capitalization was $1,026 million (based on a share price of $6.04) compared to its carrying value of $1,437 million. The Company reviewed merger transactions in North America over $25 million in the nine months ended to September 30, 2017, global deals between public companies of more that $100 million in the last three years and global marine transport sector transactions of more than $100 million in the last five years and observed average control premiums (based on the one month average share price before the bid) of approximately 30%, 31% and 31%, respectively. Based on a range of 30% to 31% and the average control premium of 31% for global marine transport sector deals, and using 30% as the mid point in the range, the fair value of the Company was calculated as $1,333 million. As such the Company concluded that it was required to complete the second step of the goodwill impairment analysis. Under the second step of the goodwill impairment analysis the Company has calculated the implied fair value of Goodwill, to assess whether any impairment is likely. The Company estimated that the fair value of the underlying assets and liabilities amounts to approximately $945 million, which gives an implied fair value of goodwill of $388 million. This is in excess of the carrying value and as such no impairment was required at September 30. The fair values of the underlying assets and liabilities of the company, including intangibles, were calculated in a manner consistent with the fair values calculated at the time of the merger with Frontline 2012 Ltd.

At December 31, 2017 the Company's share price had fallen by a further $1.45 per share, or 24% from its September 30 share price and as such the Company concluded that the requirement to complete the first step of the goodwill impairment analysis was triggered. The Company's market capitalization at December 31, 2017 was $779 million (based on a share price of $4.59) and the Company has calculated the fair value of the Company to be $1,013 million, based on a control premium of 30%, compared to its carrying value of approximately $1,300 million (prior to recording any impairment loss on goodwill). The Company notes that a transaction was agreed in the tanker sector with a control premium of 35% in the fourth quarter and has assessed that no revision to the control premium is therefore required as at December 31, 2017. As the fair value of the Company was below the carrying value, the Company concluded that it was required to complete the second step of the goodwill impairment analysis. Under the second step of the goodwill impairment analysis the Company estimates that the fair value of the underlying assets and liabilities amount to approximately $901 million, which gives an implied fair value of goodwill of $112.5 million. A comparison of this to the carrying value of goodwill resulted in an impairment loss in respect of goodwill of $112.8 million. The impairment is a result of the declining forecast charter rates, declining vessel values and ultimately the fall in the Company's share price since the date of the Merger.

If our stock price declines, or if our control premium declines, without an equal decline in the fair value of underlying assets and liabilities the implied value of goodwill might decrease even further which could result in additional impairments of some or all of the $112.5 million of goodwill remaining on the balance. A share price of $4.08 per share at the year end would have resulted in the impairment of all of the carrying value of goodwill, in February 2018, our share price fell to $3.87 per share. Control premium assumptions require judgment and actual results may differ from assumed or estimated amounts. The Company believes that the control premium may be attributable, in part or in whole, to the expected synergies from combining the operations of the Company and an acquirer, particularly in respect of the benefits of operating an enlarged oil tanker fleet and assembled workforce as well as being able to take advantage of an expected reduction in costs from an expansion in scale. A one percentage point decrease in the control premium below that level would decrease the implied fair value of goodwill by $7.8 million based on the share price at December 31, 2017. Events or circumstances may occur that could negatively impact our stock price, including changes in our anticipated revenues and profits and our ability to execute on our strategies. An impairment could have a material effect on our consolidated balance sheet and results of operations.

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

From January 1, 2018, the Company is adopting ASC 606 Revenue from Contracts with Customers which replaces nearly all existing revenue guidance. Under this guidance, the Company believes the most significant impact will be to the timing of revenue recognition on voyage charters. The total revenue recognized on voyage charters across all accounting periods will remain the same however, each period’s voyage results could differ materially from the same period’s voyage results recognized based on the present revenue recognition guidance. Under ASC 606 voyage revenue will be recognized on a load-to-discharge basis The Company expects to recognize an increase in the retained deficit of approximately $20.0 million on January 1, 2018 related to the timing of revenue recognition based on the change to the load-to-discharge method.

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

In May 2016, the Company agreed with Ship Finance to terminate the long term charter for the 1998-built VLCC Front Vanguard. The charter was terminated in July 2016. The Company agreed to a compensation payment to Ship Finance of $0.3 million for the termination of the charter and recorded an impairment loss of $7.3 million in 2016 and recorded a gain on lease termination of $0.1 million. In the three months ended September, 2016, the Company recorded an impairment loss of $8.9 million in respect of three vessels leased in from Ship Finance - the 1997-built Front Ardenne, the 1998-built Front Brabant and the 1998-built Front Century - based on a 25% probability assumption of terminating the vessel's lease before the next dry dock. This impairment loss included $5.6 million in respect of Front Century.

In June 2016, the Company entered into an agreement to sell its six MR tankers for an aggregate price of $172.5 million to an unaffiliated third party. Five of these vessels were delivered by the Company in August and September 2016 and the final vessel was delivered in November 2016. The Company recorded an impairment loss of $18.2 million in 2016 in respect of these vessels.

In November 2016, the Company agreed with Ship Finance to terminate the long term charter for Front Century upon the sale and delivery of the vessel to a third party. The charter was terminated in March 2017. The Company has agreed a compensation payment to Ship Finance of $4.1 million for the termination of the charter and recorded an impairment loss of $27.3 million in the three months ended December 31, 2016 based on a 100% probability assumption of terminating the vessel's lease before the next dry dock. The Company recorded a gain on lease termination of $20.6 million in the first quarter of 2017.

In March 2017 the Company recorded an impairment loss of $21.2 million with respect to four vessels leased in from Ship Finance, the 2000 built VLCC Front Scilla, 1998 built Suezmax tanker Front Brabant, the 1997 built Suezmax Front Ardenne and the 1999 built VLCC Front Circassia based on a 25% probability assumption of terminating the vessel leases before their next dry dock.

In May 2017, the Company agreed with Ship Finance to terminate the long term charters for the 2000 built VLCC Front Scilla and the 1998 built Suezmax tanker Front Brabant upon the sale and delivery of the vessels by Ship Finance to unrelated third parties. The charters with Ship Finance terminated in the second quarter. Frontline agreed to make compensation payments to Ship Finance of $6.5 million and $3.6 million, respectively, for the termination of the charters. The Company recorded a loss on termination, including these termination payments, of $12.4 million in the second quarter.

In July 2017, the Company agreed with Ship Finance to terminate the long term charter for the 1997 built Suezmax Front Ardenne upon the sale and delivery of the vessel by Ship Finance to an unrelated third party. The charter with Ship Finance terminated in August. Frontline agreed to make compensation payments to Ship Finance of $4.8 million for the termination of the charter. The Company recorded a loss on termination, including this termination payment, of $5.8 million in the third quarter.

In December 2017, the Company has recognised an impairment loss of $142.9 million on the remaining 9 VLCCs chartered in from Ship Finance. The leasehold interest in these capital leased assets was recorded at fair value at the time of the Merger based on the discounted value of the expected cash flows from the vessels. Based on the deterioration in forecast rates since the Merger, and the reduced remaining useful economic life of the vessels as they approach the end of their leases, the Company has recognised an impairment loss on all of these leased vessels, calculated as the difference between the discounted value of the expected cash flows from the vessels as at December 31, 2017 and the carrying value of the vessels under capital lease at that time. For every $1,000 per day decrease in the estimated forecast TCE rates used in the impairment analysis over the life of the leases the impairment charge would increase by $17.6 million.

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

The table set forth below indicates the carrying value of each of our owned vessels as of December 31, 2017 and 2016. As of December 31, 2017, December 31, 2016 and the date of this annual report, we were not holding any of the vessels listed in the table below as held for sale. We believe that the future undiscounted cash flows expected to be earned by those vessels, which have experienced a decline in charter-free market value below such vessels' carrying value, over their operating lives would exceed such vessels' carrying values as of December 31, 2017, and accordingly, have not recorded an impairment charge.

			Carrying Value at Dec 31
	Built	Approximate Dwt.	2017	2016
VLCCs
Front Kathrine*	2009	297,000	59.0	61.8
Front Queen*	2009	297,000	59.3	62.1
Front Eminence*	2009	321,000	60.1	62.8
Front Endurance*	2009	321,000	60.0	62.8
Front Cecilie*	2010	297,000	62.9	65.7
Front Signe*	2010	297,000	63.0	65.8
Front Duke*	2016	299,000	80.5	83.2
Front Duchess	2017	299,000	81.8	—
Front Earl*	2017	300,000	98.3	—
Front Prince	2017	300,000	78.1	—
Suezmax tankers
Front Ull*	2014	157,000	59.2	61.5
Front Idun*	2015	157,000	61.2	63.5
Front Thor*	2010	156,000	44.7	46.9
Front Loki*	2010	156,000	44.8	46.9
Front Odin*	2010	156,000	45.0	47.1
Front Njord*	2010	156,000	45.1	47.2
Front Balder*	2009	156,000	43.0	45.0
Front Brage*	2011	156,000	46.0	47.9
Front Crown*	2016	157,000	57.6	59.6
Front Challenger*	2016	157,000	57.5	59.6
Front Classic*	2017	157,000	58.4	—
Front Clipper*	2017	157,000	58.6	—
Front Crystal*	2017	157,000	61.3	—
Front Coral*	2017	158,000	62.8	—
Front Cosmos*	2017	158,000	60.5	—
Front Cascade*	2017	157,000	60.7	—
LR2/Aframax tankers
Front Lion*	2014	115,000	40.2	41.6
Front Puma	2015	115,000	40.5	41.9
Front Panther	2015	115,000	40.3	41.7
Front Tiger	2015	115,000	40.3	41.8
Front Ocelot	2016	110,000	43.7	45.2
Front Cheetah	2016	113,000	42.8	44.3
Front Lynx	2016	110,000	43.1	44.6
Front Cougar	2016	110,000	43.2	44.7
Front Leopard	2016	110,000	43.6	45.1

Front Jaguar*	2016	110,000	44.3	45.8
Front Altair*	2016	110,000	49.1	50.8
Front Antares*	2017	110,000	49.5	—
Front Vega*	2017	111,000	49.5	—
Front Sirius*	2017	111,000	49.9	—
Front Castor*	2017	110,000	51.2	—
Front Pollux*	2017	110,000	50.2	—
Front Capella*	2017	110,000	50.4	—
			2,341.2	1,476.9

* We believe the basic charter-free market value at December 31, 2017 for each vessel marked with an asterisk in the table above is lower than the vessel's carrying value. We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by approximately $228.3 million. We refer you to the risk factor entitled "Because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels which may adversely affect our earnings, or could cause us to incur impairment charges".

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

We have derived our earnings from time charters, voyage charters, pool arrangements and a finance lease. As of December 31, 2017, 47 of our 53 vessels, which are owned or leased in by us, were employed in the voyage charter market. The tanker industry has historically been highly cyclical, experiencing volatility in profitability, vessel values and freight rates. In particular, freight and charter rates are strongly influenced by the supply of tanker vessels and the demand for oil transportation services.

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

None of the Company's interest rate swaps qualify for hedge accounting and changes in fair values are recognized in the Consolidated Statement of Operations.

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

Results of Operations

Total operating revenues and voyage expenses and commission

			Change
(in thousands of $)	2017	2016	$	%
Voyage charter revenues	518,156	502,284	15,872	3.2
Time charter revenues	106,237	226,058	(119,821)	(53.0)
Finance lease interest income	1,748	2,194	(446)	(20.3)
Other income	20,185	23,770	(3,585)	(15.1)
Total operating revenues	646,326	754,306	(107,980)	(14.3)

Voyage expenses and commissions	259,334	161,641	97,693	60.4

Voyage charter revenues increased in the year ended December 31, 2017 as compared to the year ended December 31, 2016 primarily due to:

•	an increase of $153.3 million due to the delivery of four VLCCs, twelve LR2/Aframax and eight Suezmax newbuildings between January 2016 and December 2017.

•	an increase of $38.0 million due to the delivery of six VLCCs, three Suezmax tankers and three LR2/Aframax tankers onto voyage charter as a result of the time charters coming to an end.

•	an increase of $17.3 million due to the delivery of one chartered-in VLCC and two chartered-in MR tanker delivered between July 2016 and November 2016.

These factors were partially offset by:

•	a decrease of $68.7 million due to a decrease in market rates.

•	a decrease of $41.0 million due to the disposal of six MR tankers in August, September and December 2016.

•	a decrease of $52.5 million due to the redelivery of four chartered-in MR tankers, two VLCCs and two Suezmax tankers.

•	a decrease of $9.0 million due to offhire days on five VLCCs primarily in relation to dry dockings in the year ending December 31, 2017.

•	a decrease of $5.0 million due to the delivery of one Suezmax tanker onto time charter in June 2017.

•	a decrease of $16.5 million due to termination of leases for two VLCCs in March and June 2017; and two Suezmax tankers in May and August 2017.

Time charter revenues decreased in the year ended December 31, 2017 as compared to the year ended December 31, 2016 primarily due to:

•	a decrease of $71.9 million due to the delivery of six VLCCs, four Suezmax tankers and three LR2/Aframax tankers onto voyage charters between July 2016 and December 2017.

•	a decrease of $23.7 million due to the termination of the leases on three VLCCs in July 2016, March 2017 and June 2017; and two Suezmax tankers in May 2017 and August 2017.

•	a decrease of $26.5 million due to the redelivery of four chartered-in LR2/Aframax tankers in December 2016 and two chartered-in MR tankers in October 2016 and June 2017.

•	a decrease of $11.7 million due to a decrease in market rates on renewed time charters.

These factors were partially offset by:

•	an increase of $9.8 million due to the delivery of two VLCCs and three Suezmax newbuildings between October 2016 and September 2017.

•	an increase of $2.9 million due to the delivery of one VLCC, one Suezmax tanker and one LR2/Aframax tanker onto time charter in March 2017 and June 2017.

•	an increase of $1.3 million due to one chartered-in MR tanker trading on time charter from November 2016.

Finance lease interest income in the year ended December 31, 2017 is related to the investment in finance lease for one VLCC, it has decreased due to the reduced balance of the lease receivable as a result of lease payments received.

Other income in the year ended December 31, 2017 primarily comprised of the income earned from the commercial management of related party and third party vessels and newbuilding supervision fees derived from related parties and third parties. The decrease in the year ended December 31, 2017 as compared to the year ended December 31, 2016 was primarily due to a loss booked on a commercial management profit share arrangement in the year ended December 31, 2017 compared to an income in 2016, offset by an increase in new commercial management and newbuilding supervision fees earned.

Voyage expenses and commissions increased in the year ended December 31, 2017 as compared to the year ended December 31, 2016 primarily due to:

•	an increase of $80.4 million due to the delivery of four VLCCs, twelve LR2/Aframax tankers and eight Suezmax tanker newbuildings between January 2016 and December 2017.

•	an increase of $34.5 million due to the delivery of six VLCCs and three Suezmax tankers onto voyage charters between May 2016 to June 2017.

•	an increase of $11.8 million primarily due to an increase in bunker prices.

•	an increase of $8.6 million due to the delivery of two chartered-in MR tankers and one chartered-in VLCC between July 2016 and November 2016.

These factors were partially offset by:

•	a decrease of $15.4 million due to the disposal of six MR tankers.

•	a decrease of $15.4 million due to the redelivery of five chartered-in MR tankers and two Suezmax tankers and two VLCCs between October 2016 and September 2017.

•	a decrease of $5.8 million due to termination of leases for two VLCCs in March and June 2017; and two Suezmax tankers in May and August 2017.

Other operating (losses) gains

			Change
(in thousands of $)	2017	2016	$	%
(Loss) gain on cancellation of newbuilding contracts	—	(2,772)	2,772	(100.0)
(Loss) gain on lease termination	2,379	89	2,290	2,573.0
(Loss) gain on pool arrangements	2	—	2	—
	2,381	(2,683)	5,064	(188.7)

In the year ended December 31, 2017 we terminated the leases on two VLCCs and two Suezmax tankers, recognizing a loss of $2.4 million. In the year ended December 31, 2016 we terminated the lease on one VLCC and recognized a lose of $0.1 million. Furthermore we recognized a loss of $2.8 million in 2016 in respect of the termination of the contracts for four VLCC newbuildings due for delivery in 2017. See Note 10 and 19 to our audited Consolidated Financial Statements included herein for full details.

Contingent rental income

			Change
(in thousands of $)	2017	2016	$	%
Contingent rental income	26,148	18,621	7,527	40.4

Contingent rental income in the year ended December 31, 2017 relates to the Company's charter party contracts with Ship Finance and is due to the fact that the actual profit share payable of $5.6 million was $26.1 million less than the amount accrued in the lease obligation payable when the leases were recorded at fair value at the time of the merger with Frontline 2012 Ltd ("the Merger").

Ship operating expenses

			Change
(in thousands of $)	2017	2016	$	%
Ship operating expenses	135,728	119,515	16,213	13.6

Ship operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, dry docking expenses, lubricating oils and insurance.

Ship operating expenses increased in the year ended December 31, 2017 as compared to the year ended December 31, 2016 primarily due to:

•	an increase of $34.2 million due to the delivery of four VLCCs, thirteen LR2/Aframax and eight Suezmax newbuildings between January 2016 and December 2017.

•	an increase of $4.1 million in dry docking expenses primarily due to six vessels docking in the year ended December 31, 2017 compared with five vessels in the year ended December 31, 2016.

These factors were partially offset by:

•	a decrease of $11.0 million due to six MR tankers sold in August, September, and December 2016.

•	a decrease of $8.9 million due to the termination of the leases on three VLCCs in July 2016, March 2017 and June 2017; and two Suezmax tanker in the May and August 2017.

•	a decrease of approximately $1.5 million due to an increase in supplier rebates.

•	a decrease of $0.7 million due to the receipt of claims in excess of the carrying amount.

Charter hire expense

			Change
(in thousands of $)	2017	2016	$	%
Charter hire expense	19,705	67,846	(48,141)	(71.0)

Charter hire expense decreased in the year ended December 31, 2017 as compared with the year ended December 31, 2016 primarily due to:

•	a decrease of $61.6 million relating to six MR tankers, three LR2/Aframax tankers, two VLCCs, and two Suezmax tankers re-delivered between December 2016 and December 2017.

•	an increase of $11.4 million relating to one MR tanker and one VLCC being delivered from January 2016 to November 2016.

Impairment loss on vessels and vessels held under capital lease

			Change
(in thousands of $)	2017	2016	$	%
Impairment loss on vessels and vessels held under capital lease	164,187	61,692	102,495	166.1

In December 2017, the Company has recognised an impairment loss of $142.9 million on the remaining 9 VLCCs chartered in from Ship Finance. The leasehold interest in these capital leased assets was recorded at fair value at the time of the Merger based on the discounted value of the expected cash flows from the vessels. Based on the deterioration in forecast rates since the Merger, and the reduced remaining useful economic life of the vessels as they approach the end of their leases, the Company has recognised an impairment loss on all of these leased vessels, calculated as the difference between the discounted value of the expected cash flows from the vessels as at December 31, 2017 and the carrying value of the vessels under capital lease at that time.

In March 2017, the company recorded an impairment loss of $21.2 million in relation to two Suezmax tankers (Front Ardenne and Front Brabant) and two VLCCs (Front Scilla and Front Circassia).

In November 2016, the Company agreed with Ship Finance to terminate the long term charter for the 1998-built VLCC Front Century. The charter was terminated in March 2017. The Company agreed a compensation payment to Ship Finance of $4.1 million for the termination of the charter and recorded an impairment loss of $27.3 million in 2016 based on a 100% probability assumption of terminating the vessel's lease before its next dry dock.

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

In June 2016, the Company entered into an agreement to sell its six MR tankers for an aggregate sale price of $172.5 million to an unaffiliated third party. Five of these vessels were delivered by the Company in August and September 2016 and the final vessel was delivered in November 2016. The Company recorded an impairment loss of $18.2 million in 2016 with respect to these vessels.

In May 2016, the Company agreed with Ship Finance to terminate the long term charter for the 1998-built VLCC Front Vanguard. The charter was terminated in July 2016. The Company has agreed a compensation payment to Ship Finance of $0.4 million for the termination of the charter and recorded an impairment loss of $7.3 million in 2016.

Provision for uncollectible receivable

			Change
(in thousands of $)	2017	2016	$	%
Provision for uncollectible receivable	—	4,000	(4,000)	100.0

In 2016, the Company made a provision of $4.0 million against a receivable, which was acquired as a result of the Merger and was subject to Court proceedings.

Administrative expenses

			Change
(in thousands of $)	2017	2016	$	%
Administrative expenses	37,603	37,026	577	1.6

Administrative expenses increased in the year ended December 31, 2017 as compared with the year ended December 31, 2016 primarily due to an increase in legal fees in relation to legal advice on the potential acquisition of DHT Holdings Inc. ("DHT").

Depreciation

			Change
(in thousands of $)	2017	2016	$	%
Depreciation	141,748	141,043	705	0.5

Depreciation expense increased in the in the year ended December 31, 2017 as compared to the year ended December 31, 2016 primarily due to:

•	an increase of $27.6 million due to the delivery of four VLCC newbuildings, eight Suezmax newbuildings and thirteen LR2/Aframax newbuildings between January 2016 and December 2017.

These factors were offset by:

•	a decrease of $3.6 million due to the disposal of six MR tankers in August, November, and December 2016.

•	a decrease of $18.9 million due to the termination of leases for two Suezmax tankers in May and August 2017; and two VLCCs between December 2016 and June 2017.

•	a decrease of $4.4 million due to impairment losses on two VLCC and two Suezmax tankers in December 2016 and March 2017.

Interest income

			Change
(in thousands of $)	2017	2016	$	%
Interest income	588	367	221	60.2

Interest income in the year ended December 31, 2017 and the year ended December 31, 2016 relates solely to interest received on bank deposits.

 Interest expense

			Change
(in thousands of $)	2017	2016	$	%
Interest expense	(69,815)	(56,687)	(13,128)	(23.2)

Interest expense increased in the year ended December 31, 2017 as compared to the year ended December 31, 2016 primarily due to:

•	an increase of $16.2 million as a result of additional borrowings relating to the delivery of 25 newbuildings between January 2016 and December 2017.

•	an increase of $7.4 million due to lower newbuilding interest capitalization as a result of the delivery of vessels since Q4 2016.

•	an increase of $0.4 million in amortization of deferred charges due to new loan facilities since Q4 2016.

•	an increase of $0.3 million in amortization of deferred charges were written off in relation to two Suezmax tankers in Q1 2017.

These factors are partially offset by:

•	a decrease of $5.8 million in finance lease interest expense due to the termination of leases on three VLCCs between May 2016 and June 2017; and two Suezmax tankers in May and August 2017.

•	a decrease of $2.4 million in loan interest expense and finance lease interest expense due to reductions in loan obligations as a result of ongoing repayments.

•	a decrease of $2.2 million due to a decrease in loan interest on the six MR tankers which were disposed of between August, November and December 2016.

•	a decrease of $0.8 million in amortisation of deferred charges due to the six MR tankers which were disposed of between August, November and December 2016.

Impairment loss on marketable securities

			Change
(in thousands of $)	2017	2016	$	%
Impairment loss on marketable securities	—	(7,233)	7,233	100.0

The impairment loss on shares in the year ended December 31, 2016 relates to the mark to market losses on the Golden Ocean and Avance Gas shares held by the Company. An impairment loss was recorded as it was determined that the losses were "other than temporary" in view of the prospects for both the dry bulk and LPG sectors at that time.

Gain from sale of securities

			Change
(in thousands of $)	2017	2016	$	%
Gain on sale of marketable securities	1,061	—	1,061	100.0

In January 2017, the Company acquired 10.9 million shares in DHT for an aggregate cost of $46.1 million. In the year ended December 31, 2017, the company sold a total of 6.2 million shares in DHT for proceeds of $27.4 million, recognizing a gain of $1.1 million.

Other income (expenses)

			Change
(in thousands of $)	2017	2016	$	%
Foreign currency exchange (loss) gain	(55)	9	(64)	(711.1)
(Loss) gain on derivatives	(753)	3,718	(4,471)	120.3
Other non-operating income	1,213	204	1,009	494.6

The loss on derivatives in 2017 wholly relates to a loss on interest rate swaps of $0.8 million.The gain on derivatives in 2016 relates to a gain on interest rate swaps of $1.9 million and a gain on bunker swaps of $1.9 million.

The increase in other non-operating income in 2017 as compared to 2016 primarily relates to an increase in dividends received from Ship Finance and Avance Gas.

Net (income) loss attributable to non-controlling interest

			Change
(in thousands of $)	2017	2016	$	%
Net (income) loss attributable to non-controlling interest	(539)	(504)	(35)	6.9

Net income attributable to non-controlling interest in the year ended December 31, 2017 and December 31, 2016 is attributable to the non-controlling interests in the results of Seateam.

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

•	an increase of $39.3 million due to the delivery of three LR2/Aframax tankers and seven LR2/Aframax tanker newbuildings onto time charter between February 2015 and September 2016,

•
an increase of $24.2 million due to the delivery of three Suezmax tankers onto time charter in January, February, and October 2016, the delivery of two Suezmax tanker newbuildings in August and September 2016 and the purchase of two Suezmax tankers in March 2015,

•	an increase of $37.3 million due to the delivery of five VLCCs onto time charter between January and November 2016 along with the delivery of a VLCC newbuilding in September 2016, and

•	an increase of $11.1 million due to the delivery of two chartered-in MR tankers onto time charter in May 2015 and July 2015.

These factors were partially offset by:

•	a decrease of $43.6 million due to the delivery of one VLCC tanker, two MR tankers and two Suezmax tankers onto voyage charters between April 2015 and July 2016, and

•	a decrease of $9.2 million due to the redelivery of two chartered-in LR2/Aframax tankers in June and December 2016.

Voyage charter revenues increased in 2016 as compared to 2015 primarily due to:

•
an increase of $192.2 million due to the results of four Suezmax tankers and nine VLCCs, which were acquired upon the Merger, as such 2016 includes 12 months of their results whereas 2015 includes only one month,

•	an increase of $52.5 million due to the delivery of four VLCCs onto voyage charter between November 2015 and July 2016,

•	an increase of $35.2 million due to the delivery of five Suezmax tankers and two Suezmax newbuildings onto voyage charters between April and October 2016,

•	an increase of $33.7 million due to the delivery of three LR2/Aframax tankers and one LR2/Aframax newbuilding onto voyage charters between June 2015 and June 2016, and

•	an increase of $8.2 million due to the delivery of two chartered-in MR tankers and one chartered-in VLCC onto voyage charter in July, October and November 2016.

These factors were partially offset by:

•	a decrease of $36.0 million due to the redelivery of five chartered-in MR tankers between September 2015 and April 2016,

•	a decrease of $34.2 million due to the delivery of two Suezmax tankers onto time charter in January and February 2016,

•	a decrease of $31.6 million due to the delivery of two VLCCs onto time charter in January, April and November 2016,

•	a decrease of $22.5 million due to the delivery of three LR2/Aframax tankers onto time charter between February 2015 and February 2016,

•	a decrease of $21.1 million due to the disposal of five MR tankers in August and September 2016, and

•	a decrease of $5.6 million due to a decrease in market rates.

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

•	an increase of $14.4 million due to the delivery of eight LR2/Aframax tanker newbuildings and one VLCC newbuilding between March 2015 and September 2016,

•	an increase of $5.7 million due to the delivery of two Suezmax tanker newbuildings in August 2016 and the purchase of two Suezmax tankers in March 2015,

•	an increase of $9.4 million due to the delivery of two Suezmax tankers and one VLCC onto voyage charters in November 2015, April 2016 and July 2016, and

•	an increase of $2.8 million due to the delivery of two chartered-in MR tankers and one chartered-in VLCC onto voyage charter in July, October and November 2016.

These factors were partially offset by:

•	a decrease of $11.4 million due to the delivery of two Suezmax tankers onto time charter in January and February 2016,

•	a decrease of $10.0 million due to the delivery of three VLCC tankers onto short term time charters between April and November 2016,

•	a decrease of $8.4 million due to the delivery of three LR2/Aframax tankers onto time charter in February and February 2016,

•	a decrease of $12.6 million due to the redelivery of five chartered-in MR tankers between December 2015 and July 2016,

•	a decrease of $5.3 million due to the disposal of six MR tankers between August and October 2016, and

•	a decrease of $4.8 million primarily due to a decrease in bunker prices.

Other operating (losses) gains

			Change
(in thousands of $)	2016	2015	$	%
(Loss) gain on cancellation of newbuilding contracts	(2,772)	30,756	(33,528)	(109.0)
Gain on sale of newbuilding contracts	—	78,167	(78,167)	(100.0)
Gain on lease termination	89	—	89	100.0
	(2,683)	108,923	(111,606)	(102.5)

See Note 10 to our audited Consolidated Financial Statements included herein.

Contingent rental income

			Change
(in thousands of $)	2016	2015	$	%
Contingent rental income	(18,621)	—	(18,621)	100.0

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

•	an increase of $14.4 million due to the delivery of eleven LR2/Aframax newbuildings between March 2015 and December 2016,

•	an increase of $2.5 million due to the delivery of two Suezmax newbuildings in August 2016 and the purchase of two second hand Suezmax tankers in March 2015, and

•	an increase of $0.7 million due to the delivery of one VLCC newbuilding in September 2016.

These factors were partially offset by:

•	a decrease of $0.3 million in dry docking expenses due to five vessels docking in 2015 compared with four vessels in 2016.

•	a general decrease in other operating expenses of $11.2 million.

Charter hire expense

			Change
(in thousands of $)	2016	2015	$	%
Charter hire expense	67,846	43,387	24,459	56.4

Charter hire expense increased in 2016 as compared to 2015 primarily due to:

•	an increase of $38.8 million relating to three VLCC and two Suezmax tankers chartered-in between January and November 2016, and

•	an increase of $7.8 million relating to four MR tankers chartered-in between May 2015 and October 2016.

These factors were partially offset by a decrease of $20.1 million due to the redelivery of three MR tankers and three LR2/Aframax tankers between December 2015 and December 2016.

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

In the three months ended September, 2016, the Company recorded an impairment loss of $8.9 million in respect of three vessels leased in from Ship Finance. This impairment loss included $5.6 million in respect of the 1998-built VLCC Front Century.

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

•	an increase of $10.8 million due to the delivery of eleven LR2/Aframax tanker newbuildings, two Suezmax newbuildings and one VLCC newbuilding between February 2015 and September 2016,

•	an increase of $0.8 million due to the delivery of two Suezmax tankers in March 2015, and

•	an increase of $0.2 million due to the capitalization of additional de-rating costs on four Suezmax tankers.

These factors were partially offset by a decrease of $3.6 million due to the disposal of six MR tankers between August and November 2016.

Interest income

			Change
(in thousands of $)	2016	2015	$	%
Interest income	367	47	320	680.9

Interest income 2016 and 2015 relates solely to interest received on bank deposits.

Interest expense

			Change
(in thousands of $)	2016	2015	$	%
Interest expense	(56,687)	(17,621)	(39,066)	(221.7)

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

As of December 31, 2017, 2016 and 2015, we had cash and cash equivalents of $104.1 million, $202.4 million and $264.5 million, respectively. As of December 31, 2017, 2016 and 2015, we had restricted cash balances of $0.7 million, $0.7 million and $0.4 million, respectively. Restricted cash does not include cash balances of $74.0 million (2016: $49.6 million), which are required to be maintained by the financial covenants in our loan facilities. Furthermore, Frontline Shipping Limited, a wholly owned subsidiary of the Company and the chartering counterparty with Ship Finance with respect to the remaining nine VLCCs leased from them, has agreed to certain dividend restrictions as a result of the amendment of the terms of the long term charter agreements in May 2015. In order to make or pay any dividend or other distribution to the Company, Frontline Shipping Limited shall demonstrate a cash buffer of $2.0 million per vessel both prior to and following such payment, and following payment of the next monthly hire due plus any profit share accrued under the agreement. As at December 31, 2017, the cash held by Frontline Shipping Limited of $8.9 million (2016: $26.0 million), may solely be used for vessel operations, payment of hire to Ship Finance or other amounts incurred under the charters and Charter Ancillary Agreement and any other amounts incurred in the ordinary course of business.

As of December 31, 2017, the remaining commitments for our five newbuilding contracts amounted to $305.4 million, of which $252.0 million is due in 2018 and $53.4 million is due in 2019. As at December 31, 2017, Frontline has committed bank financing in place to partially finance delivery of all of the Company’s remaining newbuildings and estimates loan amounts of $196.8 million and $54.9 million to be drawn in 2018 and 2019, respectively. Two VLCCs and one LR2/Aframax tanker were delivered in January 2018.

In February 2018 the Company extended the terms of its senior unsecured loan facility of up to $275.0 million with an affiliate of Hemen Holding Ltd by 12 months. Following the extension, the facility is repayable in November 2019.

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

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated.

(in thousands of $)	2017	2016	2015
Net cash provided by operating activities	130,485	286,015	207,346
Net cash used in investing activities	(722,567)	(396,752)	(459,279)
Net cash provided by financing activities	493,825	48,615	219,512
Net change in cash and cash equivalents	(98,257)	(62,122)	(32,421)
Net change in cash balances included in held for distribution	—	—	61,144
Cash and cash equivalents at beginning of year	202,402	264,524	235,801
Cash and cash equivalents at end of year	104,145	202,402	264,524

Net cash provided by operating activities

Net cash provided by operating activities in the year ended December 31, 2017 was $130.5 million compared with $286.0 million in the year ended December 31, 2016. Our reliance on the spot market contributes to fluctuations in cash flows from operating activities as a result of its exposure to highly cyclical tanker rates. Any increase or decrease in the average TCE rates earned by our vessels in periods subsequent to December 31, 2017, compared with the actual TCE rates achieved during 2017, will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities. We estimate that average daily total cash cost break even TCE rates for the remainder of 2018 will be approximately $22,200, $18,200 and $16,000 for our owned and leased VLCCs, Suezmax tankers, and LR2/Aframax tankers, respectively. These are the daily rates our vessels must earn to cover budgeted operating costs, estimated interest expenses and scheduled loan principal repayments, bareboat hire and corporate overhead costs in 2018. These rates do not take into account capital expenditures and contingent rental expense.

Net cash used in investing activities

Net cash used in investing activities of $722.6 million in 2017 comprised mainly of additions to newbuildings, vessels and equipment of $713.6 million, of which most was in respect of 20 newbuilding contracts, 15 of which were delivered during the year. Furthermore, the Company purchased 10,891,009 shares in DHT for an aggregate cost of $46.1 million. This amount was partially offset by the following;

•	sale proceeds of $27.4 million in relation to the sale of 6.3 million shares in DHT

•	finance lease payments received of $9.7 million in respect of the investment in finance lease held on the balance sheet

Net cash used in investing activities of $396.8 million in 2016 comprised mainly of additions to newbuildings, vessels and equipment of $622.5 million, of which most was in respect of 25 newbuilding contracts, ten of which were delivered during the year. This amount was partially offset by the following:

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

This was partially offset by the following:

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

Net cash provided by financing activities

Net cash provided by financing activities in 2017 of $493.8 million was primarily a result of loan drawdowns of $673.4 million and an additional $10.1 million of cash generated from secured short-term borrowings. These items were partially offset by dividend payments of $51.4 million, debt repayments of $84.0 million, capital lease repayments of $31.9 million, lease termination payments of $19.0 million and debt fees paid of $3.5 million.

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

These items were partially offset by the following:

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

The net change in cash balances held for distribution relates to Golden Ocean. Frontline 2012 determined that the stock dividend of 75.4 million of its shares in Golden Ocean in June 2015 represented a significant strategic shift in its business and, therefore, recorded the results of its dry bulk operations as discontinued operations in the years ended December 31, 2015 and 2014. The balance sheet at December 31, 2014 was also presented on a discontinued operations basis, which meant that $61.4 million of cash was recorded in current assets held for distribution. The operations of Golden Ocean were de-consolidated in 2015.

Equity

On December 16, 2016, the Company completed an offering of 13,422,818 new ordinary shares at $7.45 per share, or the Offering, generating net proceeds of $98.2 million.

Borrowing Activities

$466.5 million term loan facility
During December 2014, the amount of a $136.5 million term loan facility was increased to $466.5 million such that a further ten tranches of $33.0 million, each for a LR2/Aframax tanker newbuilding, could be drawn. The repayment schedule was amended to installments on a quarterly basis, in an amount of $0.4 million for each MR product tanker and $0.4 million for each LR2/Aframax tanker with a balloon payment on the final maturity date in April 2021. In addition the loan margin and commitment fee were amended to 2.05% and 0.82%, respectively. In December 2015, the loan margin was reduced to 1.90%. During 2015, $99.0 million was drawn down on delivery of three LR2/Aframax tankers and $13.1 million was repaid. During, 2016, $192.4 million was drawn down on delivery of six LR2/Aframax tankers and $126.4 million was repaid. The facility is fully drawn down as of December 31, 2017.

$60.6 million term loan facility
In March 2015, Frontline 2012 entered into a $60.6 million term facility to fund the purchase of two second hand vessels. The loan has a term of five years and carries interest at LIBOR plus a margin of 1.80%. Repayments are made on a quarterly basis, each in an amount $0.9 million, with a balloon payment on the final maturity date in March 2021.The facility is fully drawn down as of December 31, 2017.

$500.1 million term loan facility
In December 2015, subsidiaries of the Company signed a new $500.1 million senior secured term loan facility with a number of banks, which matures in December 2020 and carries an interest rate of LIBOR plus a margin of 1.90%. This facility is secured by six VLCCs and six Suezmax tankers. Repayments are made on a quarterly basis, each in an amount $9.5 million, with a balloon payment on the final maturity date in December 2020. The facility is fully drawn down as of December 31, 2017.

$275.0 million revolving credit facility
In June 2016, the Company signed a $275.0 million senior unsecured facility agreement with, an affiliate of Hemen, the Company's largest shareholder. The $275.0 million facility carries an interest rate of 6.25%. The facility is available to the Company for a period of 18 months from the first utilization date and is repayable in full on the 18 month anniversary of the first utilization date. There are no scheduled loan repayments before this date. The facility does not include any financial covenants and will be used to part finance the Company's current newbuilding program, partially finance potential acquisitions of newbuildings or vessels on the water and for general corporate purposes.

The Company drew down $90.0 million in the year ended December 31, 2017 and up to $185.0 million remains available and undrawn as at year end. In February 2018 the Company extended the terms of the facility by 12 months. Following the extension, the facility is repayable in November 2019.

$109.2 million term loan facility
In July 2016, the Company entered into a senior secured term loan facility in an amount of up to $109.2 million with ING Bank. The facility matures on June 30, 2021, carries an interest rate of LIBOR plus a margin of 1.90% and has an amortization profile of 17 years. The Company drew down $54.6 million in the year ended December 31, 2017 in connection with one VLCC delivered in the period. The facility is fully drawn down as of December 31, 2017.

$328.4 million term loan facility
In August 2016, the Company signed a senior secured term loan facility in an amount of up to $328.4 million with China Exim Bank. The facility matures in 2029, carries an interest rate of LIBOR plus a margin in line with the Company's other facilities and has an amortization profile of 18 years. The Company drew down $109.0 million in the year ended December 31, 2016 in connection with one LR2 tanker and two Suezmax tanker newbuildings, which were delivered in the year. The Company drew down a further $165.9 million in the year ended December 31, 2017 in connection with two Suezmax tankers and three LR2/Aframax tankers delivered in the year. The facility is fully drawn down as of December 31, 2017.

$110.5 million term loan facility (Credit Suisse)
In December 2016, the Company signed a senior secured term loan facility in an amount of up to $110.5 million with Credit Suisse. The facility matures in 2022, carries an interest rate of LIBOR plus a margin of 1.90% and has an amortization profile of 18 years.The Company drew down $54.9 million in the year ended December 31, 2017 in connection with one VLCC delivered in the period. Up to $54.9 million remains available and undrawn as at year end.

$321.6 million term loan facility
In February 2017, the Company signed a second senior secured term loan facility in an amount of up to $321.6 million. The facility provided by China Exim Bank is insured by China Export and Credit Insurance Corporation. The facility matures in 2033, carries an interest rate of LIBOR plus a margin in line with the Company's other credit facilities and has an amortization profile of 15 years. This facility will be used to part finance eight of our newbuildings and will be secured by four Suezmax tankers and three LR2/Aframax tankers delivered in the year, and one LR2/Aframax newbuilding being delivered in 2018. The Company drew down $252.7 million in the year ended December 31, 2017 in connection with four Suezmax tankers and three LR2/Aframax tanker delivered in the period. Up to $32.0 million remains available and undrawn as at year end.

$110.5 million term loan facility (Credit Suisse)
In June 2017, the Company signed a senior secured term loan facility in an amount of up to $110.5 million with Credit Suisse. The facility matures in 2023, carries an interest rate of LIBOR plus a margin of 1.90% and has an amortization profile of 18 years. The facility will be used to partially finance two of our recent VLCC resales and newbuilding contracts to be delivered in 2018 and 2019. As at December 31, 2017 the full balance remains available and undrawn.

$110.5 million term loan facility (ING)
In June 2017, the Company signed a senior secured term loan facility in an amount of up to $110.5 million with ING. The facility matures in 2023, carries an interest rate of LIBOR plus a margin of 1.90% and has an amortization profile of 18 years. The facility will be used to partially finance two of our recent VLCC resales and newbuilding contracts and will be secured by one VLCC delivered in the year and one VLCC newbuilding being delivered in 2018. The Company drew down $55.3 million in the year ended December 31, 2017 in connection with one VLCC delivered in the period. Up to $55.2 million remains available and undrawn as at year end.

Secured borrowings
In December 2017, the Company sold 1.3 million shares in Golden Ocean Group Ltd. ("GOGL"), for proceeds of NOK 84.8 million ($10.1 million). At the same time the Company entered into a forward contract to repurchase 1.3 million shares in GOGL in March 2018 for NOK 85.2 million ($10.3 million). The transaction has been accounted for as a secured borrowing, with the shares transferred to 'Marketable securities pledged to creditors' and a liability recorded at December 31, 2017 within debt for $10.3 million, after adjusting for the effect of foreign exchange.

Debt restrictions
The Company's loan agreements contain loan-to-value clauses, which could require the Company to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, the loan agreements contains certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital and a value adjusted equity covenant. Restricted cash does not include cash balances of $74.0 million (2016: $49.6 million), which are required to be maintained by the financial covenants in our loan facilities, as these amounts are included in "Cash and cash equivalents". Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. Under those circumstances, the Company might not have sufficient funds or other resources to satisfy its obligations. The Company was in compliance with all of the financial covenants contained in the Company's loan agreements as of December 31, 2017.

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

Following assignments of two property leases in 2015, each to a related party, a subsidiary of the Company has guaranteed the remaining outstanding payments due under the leases of approximately $7.9 million as of December 31, 2017 (2016: approximately $8.3 million). The Company does not believe that it will be required to make any payments under these guarantees and has not recorded a liability in the balance sheet in this respect.

In November 2015, the Company agreed to commercially manage a VLCC being chartered-in by a third party for a two year period and to share equally the results of the vessel calculated as net voyage earnings less charter hire expense. The agreement terminated in 2017 and there is no further potential liability. As at December 31, 2016, the maximum potential liability for the Company was $6.6 million.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

At December 31, 2017, we had the following contractual obligations and commitments:

	Payment due by period
(In thousands of $)	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years	Total
Floating rate debt	102,758	205,516	797,371	386,413	1,492,058
Fixed rate debt	—	90,000	—	—	90,000
Secured borrowings	10,312	—	—	—	10,312
Operating lease obligations	6,071	2,744	378		9,193
Capital lease obligations (1)	21,722	48,521	51,781	71,351	193,375
Newbuilding commitments (2)	251,991	53,382	—	—	305,373
Interest on floating rate debt (3)	56,764	101,690	43,839	64,544	266,837
Interest on fixed rate debt	5,625	4,731	—	—	10,356
Interest on capital lease obligations	13,515	22,048	14,591	8,606	58,760
	468,758	528,632	907,960	530,914	2,436,264

1.
As of December 31, 2017, the Company held 9 vessels under capital leases, all of which are leased from Ship Finance and were acquired upon the Merger. The amounts shown in the table above represent the contractual obligations under these lease agreements and exclude the value of contingent rental expense that was included in the fair valuation of these lease obligations on the date of the Merger. As of December 31, 2017, we have recorded total obligations under these capital leases of $299.0 million of which $193.4 million is in respect of the minimum contractual payments and $105.6 million is in respect of contingent rental expense.

2.	The newbuilding commitments as of December 31, 2017 consist of four VLCCs and one LR2/Aframax tankers.

3.	Interest on floating rate debt has been calculated using three month U.S. dollar libor as of December 31, 2017, plus agreed margin, and outstanding borrowings as of that date.

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

Name	Age	Position
John Fredriksen	73	Chairman, President and Director
Kate Blankenship	53	Director and Audit Committee Chairman
Georgina Sousa	67	Director
Ola Lorentzon	68	Director
Robert Hvide Macleod	38	Director and Chief Executive Officer of Frontline Management AS
Inger M. Klemp	54	Chief Financial Officer of Frontline Management AS

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

Ola Lorentzon has been director of the Company since May 2015. Mr. Lorentzon was the Managing Director of Frontline Management AS, a subsidiary of the Company, from April 2000 until September 2003. Mr. Lorentzon has served as a director of FLEX LNG Ltd. since June 2017 and is also a director and Chairman of Golden Ocean Group Limited and a director of Erik Thun AB.

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

B.  COMPENSATION

During the year ended December 31, 2017, we paid aggregate cash compensation of approximately $1.7 million and an aggregate amount of approximately $0.1 million for pension and retirement benefits to our directors and executive officers (six persons). In addition, we also recognized stock compensation expense of approximately $2.1 million in respect of 1,170,000 share options, which were granted to our directors and executive officers in July 2016. The initial exercise price of these options was $8.00 per option and is reduced by the amount of dividends paid after the date of grant. The exercise price of these options as of December 31, 2017 is $7.40.

C.  BOARD PRACTICES

In accordance with our bye-laws the number of directors shall be such number not less than two as our shareholders by Ordinary Resolution may from time to time determine and each director shall hold office until the next annual general meeting following his election or until his successor is elected. We currently have five directors.

We currently have an audit committee, which is responsible for overseeing the quality and integrity of our financial statements and our accounting, auditing and financial reporting practices, our compliance with legal and regulatory requirements, the independent auditor's qualifications, independence and performance and our internal audit function. In 2017, our audit committee comprised of Mrs. Kate Blankenship.

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

D.  EMPLOYEES

As of December 31, 2017, we employed approximately 128 people in our offices in Bermuda, London, Oslo, Singapore and India, compared to 135 employees in 2016 and 123 employees in 2015. We contract with independent ship managers to provide technical management services in respect of our vessels.

E.  SHARE OWNERSHIP

As of February 28, 2018, the beneficial interests of our directors and officers in our ordinary shares were as follows:

Director or Officer	Ordinary shares of $1.00 each	Options to acquire ordinary shares which have vested	Percentage of ordinary shares outstanding
John Fredriksen*	*	66,000	*
Kate Blankenship	2,343	7,000	**
Georgina Sousa	—	4,000	—
Ola Lorentzon	3,000	7,000	—
Robert Hvide Macleod	270,000	266,000	**
Inger M. Klemp	180,000	40,000	**

* Mr. Fredriksen disclaims beneficial ownership of the 82,145,703 ordinary shares held by Hemen, a Cyprus holding company, which is indirectly controlled by trusts established by Mr. Fredriksen for the benefit of his immediate family, except to the extent of his voting and dispositive interest in such shares of common stock. Mr. Fredriksen has no pecuniary interest in the shares held by Hemen.
** Less than 1%.

Share Option Scheme

In November 2006, the Board approved a share option plan, which was cancelled in 2009 and replaced it with the Frontline Ltd. Share Option Scheme, or the Frontline Scheme. The Frontline Scheme permits the Board, at its discretion, to grant options to acquire shares in the Company to employees and directors of the Company or its subsidiaries. The subscription price for all options granted under the scheme is reduced by the amount of all dividends declared by the Company in the period from the date of grant until the date the option is exercised, provided the subscription price is never reduced below the par value of the share. The vesting periods of options granted under the plan will be specific to each grant. There is no maximum number of shares authorized for awards of equity share options and authorized, un-issued or treasury shares of the Company may be used to satisfy exercised options.

In April 2011, the Company granted 29,000 share options (as adjusted for the 1-for-5 reverse share split in February 2016) to directors and employees, all of which expired in April 2016. In July 2016, the Company granted 1,170,000 share options with an exercise price of $8.00 per share, reduced for dividends paid of $0.60 per share up until December 31, 2017, to directors and officers in accordance with the terms of the Frontline Scheme. One third of the options vest over one year, one third vest over two years and one third vest over three years. The options have a five year term.

Details of options to acquire our ordinary shares by our directors and officers as of February 28, 2018, were as follows:

Director or Officer	Number of options		Exercise price*	Expiration Date
	Total	Vested
John Fredriksen	198,000	66,000	$7.40	July 2021
Kate Blankenship	21,000	7,000	$7.40	July 2021
Georgina Sousa	12,000	4,000	$7.40	July 2021
Ola Lorentzon	21,000	7,000	$7.40	July 2021
Robert Hvide Macleod	798,000	266,000	$7.40	July 2021
Inger M. Klemp	120,000	40,000	$7.40	July 2021

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

The following table presents certain information as of February 28, 2018, regarding the ownership of our ordinary shares with respect to each shareholder whom we know to beneficially own more than 5% of our outstanding ordinary shares.

Owner	Number of shares	%
Hemen Holding Ltd.	82,145,703	48.4%
Ship Finance International Limited	11,000,000	6.5%

As of March 15, 2018, 32,158,233 of our ordinary shares were listed for trading on the NYSE.

Our major shareholders have the same voting rights as our other shareholders. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

B.  RELATED PARTY TRANSACTIONS

See Note 27 to our audited Consolidated Financial Statements included herein.

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

Dividend Policy

In December 2015, our Board approved implementing a dividend policy to distribute quarterly dividends to shareholders equal to or close to earnings per share adjusted for non-cash items. In 2017, we declared dividends of $0.15 for the first quarter. In 2016, we declared dividends of $0.40 per share for the first quarter, $0.20 per share for the second quarter, $0.10 per share for the third quarter and in February 2017, we declared a dividend of $0.15 per share for the fourth quarter of 2016. The timing and amount of dividends, if any, is at the discretion of the Board. We cannot guarantee that our Board will declare dividends in the future.

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

The following table sets forth, for the five most recent fiscal years, the high and low prices for the ordinary shares on the NYSE and OSE.

	NYSE		OSE
	High	Low	High	Low
Fiscal year ended December 31,
2017	$7.46	$4.56	NOK 64.00	NOK 38.10
2016	$14.75	$6.80	NOK 129.45	NOK 56.15
2015	$23.15	$11.10	NOK 166.00	NOK 88.75
2014	$25.30	$5.95	NOK 159.00	NOK 38.70
2013	$19.30	$8.80	NOK 125.00	NOK 49.50

The following table sets forth, for each full financial quarter for the two most recent fiscal years, the high and low prices of the ordinary shares on the NYSE and the OSE.

	NYSE		OSE
	High	Low	High	Low
Fiscal year ended December 31, 2017
First quarter	$7.46	$6.70	NOK 64.00	NOK 55.70
Second quarter	$6.95	$5.41	NOK 58.95	NOK 45.48
Third quarter	$6.39	$4.88	NOK 52.00	NOK 39.00
Fourth quarter	$6.40	$4.56	NOK 52.00	NOK 38.10

Fiscal year ended December 31, 2016
First quarter	$14.65	$7.63	NOK 129.65	NOK 65.05
Second quarter	$10.26	$7.43	NOK 84.95	NOK 61.20
Third quarter	$8.76	$6.85	NOK 72.15	NOK 54.85
Fourth quarter	$7.89	$6.96	NOK 68.00	NOK 55.50

The following table sets forth, for the most recent six months, the high and low prices for the ordinary shares on the NYSE and OSE.

	NYSE		OSE
	High	Low	High	Low
March 2018 (through March 15)	$4.52	$3.87	NOK 35.36	NOK 30.46
February 2018	$4.60	$3.87	NOK 35.64	NOK 31.34
January 2018	$5.12	$4.60	NOK 42.04	NOK 35.72
December 2017	$5.28	$4.56	NOK 43.90	NOK 38.10
November 2017	$6.40	$5.24	NOK 52.00	NOK 43.30
October 2017	$6.30	$5.81	NOK 50.75	NOK 46.60
September 2017	$6.04	$5.00	NOK 48.70	NOK 40.00

ITEM 10. ADDITIONAL INFORMATION

A.  SHARE CAPITAL

Not applicable.

B.  MEMORANDUM OF ASSOCIATION AND BYE-LAWS

The Memorandum of Association of the Company has previously been filed as Exhibit 1.1 to the Company's Annual Report on Form 20-F for the year ended December 31, 2013 filed with the Securities and Exchange Commission on March 21, 2014, and is hereby incorporated by reference into this Annual Report.

At the 2016 Annual General Meeting of the Company, our shareholders voted to amend the Company's bye-laws to ensure conformity with revisions to the Bermuda Companies Act 1981, as amended, and to update the Company’s bye-laws governing general meetings, delegation of the Board’s powers and proceedings of the Board. These amended bye-laws of the Company as adopted on September 23, 2016, has previously been filed as Exhibit 1.2 to the Company's Annual Report on Form 20-F for the year ended December 31, 2016 filed with the Securities and Exchange Commission on March 16, 2017, and is hereby incorporated by reference into this Annual Report.

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

Directors. The Companies Act provides that the directors shall be elected or appointed by the shareholders. A director may be elected by a simple majority vote of shareholders, at a meeting where at least two shareholders entitled to vote (whatever the number of shares held by them), or only one shareholder, if the Company shall have only one shareholder, are present in person or by proxy. A person holding a majority of the voting shares of the Company will be able to elect all of the directors, and to prevent the election of any person whom such shareholder does not wish to be elected. There are no provisions for cumulative voting in the Companies Act or the bye-Laws and the Company's bye-Laws do not contain any super-majority voting requirements.

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

C. MATERIAL CONTRACTS

Ship Finance

Charter Ancillary Agreements and Amendments

In May 2015, the Company and Ship Finance agreed to amendments to the leases on 12 VLCCs and five Suezmaxes, the related management agreements and further amendments to the charter ancillary agreements for the remainder of the charter periods. As a result of the amendments to the charter ancillary agreements, which took effect on July 1, 2015, the daily hire payable to Ship Finance was reduced to $20,000 per day and $15,000 per day for VLCCs and Suezmaxes, respectively. The fee due from Ship Finance for operating costs was increased from $6,500 per day per vessel to $9,000 per day per vessel. In return, the Company issued 11.0 million new shares (as adjusted for the 1-for-5 reverse share split in February 2016) to Ship Finance and the profit share above the new daily hire rates was increased from 25% to 50%. The Company was released from its guarantee obligation and in exchange, Frontline Shipping Limited, a wholly owned subsidiary of the Company and the chartering counterparty with Ship Finance, has agreed to certain dividend restrictions. In order to make or pay any dividend or other distribution to the Company, Frontline Shipping Limited shall demonstrate a cash buffer of $2.0 million per vessel both prior to and following such payment, and following payment of the next monthly hire due plus any profit share accrued under the agreement. As at December 31, 2017, the cash held by Frontline Shipping Limited of $8.9 million (2016: $26.0 million), may solely be used for vessel operations, payment of hire to Ship Finance or other amounts incurred under the charters and Charter Ancillary Agreement and any other amounts incurred in the ordinary course of business.

As the Merger with Frontline 2012 has been accounted for as a reverse business acquisition in which Frontline 2012 is treated as the accounting acquirer, all of the Company's assets and liabilities were recorded at fair value on November 30, 2015 such that estimated profit share over the remaining terms of the leases has been recorded in the balance sheet obligations. Consequently, the Company will only record profit share expense following the Merger when the actual expense is different to that estimated at the date of the Merger. The Company recorded contingent rental income of $26.1 million in 2017 due to the fact that the actual profit share expenses earned by Ship Finance of $5.6 million was $26.1 million less than the amount accrued in the lease obligation payable when the leases were recorded at fair value at the time of the Merger. The Company recorded contingent rental income of $18.6 million in 2016 due to the fact that the actual profit share expense earned by Ship Finance in the period of $50.9 million was $18.6 million less than the amount accrued in the lease obligation payable when the leases were recorded at fair value at the time of the Merger.

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

Under the Treasury Regulations, stock of a foreign corporation is considered "primarily traded" on an established securities market in a country if the number of shares of each class of stock that is traded during the taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country. The Company's ordinary shares was "primarily traded" on the NYSE during the 2017 taxable year.

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

The Company believes that its ordinary shares have satisfied the Listing Threshold, as well as the Trading Frequency Test and Trading Volume Tests, during the 2017 taxable year.

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

During the 2017 taxable year, 5% Shareholders owned less than 50% of the Company's ordinary shares for more than half the number of days in the year. Therefore, the Company was not subject to the 5% Override Rule, and therefore the Company believes that it satisfied the Publicly-Traded Test for the 2017 taxable year. We did not qualify for this statutory tax exemption for the 2016 taxable year because 5% shareholders owned 50% or more of our ordinary shares for more than half the number of days in the year. Therefore, we did not qualify for exemption under Section 883 in 2016 and were subject to a 4% United States federal income tax without allowance for deduction.

However, the Company may not satisfy the Publicly-Traded Test in future taxable years. In this regard, Hemen, who we believe to be a non-qualified shareholder, currently owns less than 50% of the our ordinary shares. If Hemen and other non-qualified 5% Shareholders holds more than 50% of our ordinary shares, the Company would be subject to the 5% Override Rule for its such taxable year unless it could establish that, among the ordinary shares owned by the 5% Shareholders, sufficient shares are owned by qualified shareholders, for purposes of Section 883 of the Code, to preclude non-qualified shareholders from owning 50% or more of the Company's ordinary shares for more than half the number of days during the taxable year. The requirements of establishing this exception to the 5% Override Rule are onerous and the Company may not be able to satisfy them.

Taxation in Absence of Section 883 Exemption

If the benefits of Section 883 were unavailable for the 2017 taxable year, the Company's United States source shipping income will be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, which the Company refers to as the "4% gross basis tax regime". Since under the sourcing rules described above, no more than 50% of the Company's shipping income would be treated as being derived from United States sources, the maximum effective rate of United States federal income tax on the Company's shipping income would never exceed 2% under the 4% gross basis tax regime.

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

As of December 31, 2017, the Company's outstanding debt which was at variable interest rates, net of the amount subject to interest rate swap agreements, was $1,301 million. Based on this, a one percentage point increase in annual LIBOR interest rates would increase its annual interest expense by approximately $13.0 million, excluding the effects of capitalization of interest.

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

Interest Rate Swap Agreements
In February 2013, Frontline 2012 entered into six interest rate swaps with Nordea Bank whereby the floating interest rate on an original principal amount of $260 million of the then anticipated debt on 12 MR product tanker newbuildings was switched to fixed rate. Six of these newbuildings were subsequently financed from the $466.5 million term loan facility. In February 2016, the Company entered into an interest rate swap with DNB whereby the floating interest on notional debt of $150.0 million was switched to fixed rate. The fair value of these swaps at December 31, 2017 was a receivable of $4.5 million (2016: receivable of $4.4 million). The Company recorded a gain on these interest rate swaps of $0.8 million in 2017 (2016:gain of $1.9 million).

Bunker swap agreements
From time to time, the Company may enter into bunker swap agreements to hedge the cost of its fuel costs. In August 2015, the Company entered into four bunker swap agreements whereby the fixed rate on 4,000 metric tons per calendar month was switched to a floating rate. The Company is then exposed to fluctuations in bunker prices, as the cargo contract price is based on an assumed bunker price for the trade. There is no guarantee that the hedge removes all the risk from the bunker exposure, due to possible differences in location and timing of the bunkering between the physical and financial position. The contracts ended in December 2016. The fair value of these swaps at December 31, 2016 was nil. A non-cash mark to market gain of $1.9 million was recorded in 2016 (2015: loss of $2.3 million).

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

a)   Disclosure Controls and Procedures

Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this annual report as of December 31, 2017. Based upon that evaluation, the principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective as of the evaluation date.

b)   Management's annual report on internal control over financial reporting

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

Our management with the participation of our principal executive officer and principal financial officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31, 2017. Based upon that evaluation, our management with the participation of our principal executive officer and principal financial officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2017.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2017 has been audited by PricewaterhouseCoopers AS, an independent registered public accounting firm, as stated in their report which appears herein.

c)   Attestation Report of Independent Registered Public Accounting Firm

The independent registered public accounting firm that audited the consolidated financial statements, PricewaterhouseCoopers AS, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2017, appearing under Item 18, and such report is incorporated herein by reference.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Company's principal accountant for 2017 and 2016 was PricewaterhouseCoopers AS. The following table sets forth for the two most recent fiscal years the fees paid or accrued for audit and services provided by PricewaterhouseCoopers AS to the Company.

(in thousands of $)	2017	2016
Audit Fees (a)	1,102	1,149
Audit-Related Fees (b)	—	—
Tax Fees (c)	—	—
All Other Fees (d)	—	—
Total	1,102	1,149

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

The Company's Board has adopted pre-approval policies and procedures in compliance with paragraph (c) (7)(i) of Rule 2-01 of Regulation S-X that require the Board to approve the appointment of the independent auditor of the Company before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company. All services provided by the principal auditor in 2017 were approved by the Board pursuant to the pre-approval policy.

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

1.2*
Amended and Restated Bye-Laws of the Company as adopted by shareholders on September 23, 2016, incorporated by reference to Exhibit 1.2 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2016.

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

4.1*
Charter Ancillary Agreement between Frontline Ltd and Ship Finance International Limited dated January 1, 2004 incorporated by reference to Exhibit 4.6 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2007.

4.2	Addendum to Charter Ancillary Agreement between Frontline Ltd and Ship Finance International Limited dated June 15, 2004.

4.3	Form of Performance Guarantee issued by the Company dated January 1, 2004.

4.5*	Frontline Ltd Share Option Scheme dated September 25, 2009. Incorporated by reference to Exhibit 4.16 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2010.

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

4.16*
Addendum No. 8 to Charter Ancillary Agreement between Frontline Ltd., Ship Finance International Limited and Frontline Shipping Ltd., dated June 5, 2015 incorporated by reference to Exhibit 4.16 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2015.

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

Frontline Ltd.
(Registrant)

Date: March 19, 2018	By:	/s/ Inger M. Klemp
	Name:	Inger M. Klemp
	Title:	Principal Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Frontline Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Frontline Ltd. and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of operations, consolidated statements of comprehensive income, consolidated statements of cash flows and consolidated statements of changes in equity for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control Over Financial Reporting appearing under item 15(b) of Frontline Ltd.’s Annual Report on Form 20-F. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

/s/ PricewaterhouseCoopers AS

PricewaterhouseCoopers AS
Oslo, Norway
March 19, 2018

We have served as the Company’s auditor since 2012.

Frontline Ltd.
Consolidated Statements of Operations for the years ended December 31, 2017, 2016 and 2015
(in thousands of $, except per share data)

	2017	2016	2015
Operating revenues
Voyage charter revenues	518,156	502,284	331,388
Time charter revenues	106,237	226,058	121,091
Finance lease interest income	1,748	2,194	577
Other income	20,185	23,770	5,878
Total operating revenues	646,326	754,306	458,934
Other operating gains (losses)	2,381	(2,683)	108,923
Operating expenses
Voyage expenses and commission	259,334	161,641	109,706
Contingent rental income	(26,148)	(18,621)	—
Ship operating expenses	135,728	119,515	64,357
Charter hire expenses	19,705	67,846	43,387
Impairment loss on vessels and vessels held under capital lease	164,187	61,692	—
Impairment loss on goodwill	112,821	—	—
Provision for uncollectible receivable	—	4,000	—
Administrative expenses	37,603	37,026	10,582
Depreciation	141,748	141,043	52,607
Total operating expenses	844,978	574,142	280,639
Net operating (loss) income	(196,271)	177,481	287,218
Other income (expenses)
Interest income	588	367	47
Interest expense	(69,815)	(56,687)	(17,621)
Gain on sale of shares	1,061	—	—
Share of results from associated company and gain on equity interest	—	—	2,727
Impairment loss on shares	—	(7,233)	(10,507)
Foreign currency exchange (loss) gain	(55)	9	134
(Loss) gain on derivatives	(753)	3,718	(6,782)
Other non-operating items, net	1,213	204	320
Net other (expenses) income	(67,761)	(59,622)	(31,682)
Net (loss) income before income taxes and non-controlling interest	(264,032)	117,859	255,536
Income tax expense	(290)	(345)	(150)
Net (loss) income from continuing operations	(264,322)	117,514	255,386
Net loss from discontinued operations	—	—	(131,006)
Net (loss) income	(264,322)	117,514	124,380
Net (income) loss attributable to non-controlling interest	(539)	(504)	30,244
Net (loss) income attributable to the Company	(264,861)	117,010	154,624

Basic and diluted (loss) earnings per share attributable to the Company from continuing operations	$(1.56)	$0.75	$2.13
Basic and diluted (loss) earnings per share attributable to the Company from discontinued operations	$0.00	$0.00	$(0.84)
Basic and diluted (loss) earnings per share attributable to the Company	$(1.56)	$0.75	$1.29
Cash dividends per share declared	$0.30	$1.05	$0.25

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline Ltd.
Consolidated Statements of Comprehensive Income for the years ended December 31, 2017, 2016 and 2015
(in thousands of $)

	2017	2016	2015
Comprehensive income
Net (loss) income	(264,322)	117,514	124,380
Unrealized gain (loss) from marketable securities	1,901	(5,425)	(9,582)
(Gain) loss from marketable securities reclassified to Consolidated Statement of Operations	(571)	7,233	9,369
Foreign currency translation gain (loss)	158	(686)	(170)
Other comprehensive income (loss)	1,488	1,122	(383)
Comprehensive (loss) income	(262,834)	118,636	123,997

Comprehensive income (loss) attributable to non-controlling interest	539	504	(30,244)
Comprehensive (loss) income attributable to the Company	(263,373)	118,132	154,241
Comprehensive (loss) income	(262,834)	118,636	123,997

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline Ltd.
Consolidated Balance Sheets as of December 31, 2017 and 2016
(in thousands of $)

	2017	2016
ASSETS
Current Assets
Cash and cash equivalents	104,145	202,402
Restricted cash	741	677
Marketable securities	19,231	8,428
Marketable securities pledged to creditors	10,272	—
Trade accounts receivable, net	49,585	49,079
Related party receivables	5,068	5,095
Other receivables	17,294	19,416
Inventories	61,715	37,702
Voyages in progress	38,254	45,338
Prepaid expenses and accrued income	6,170	5,741
Current portion of investment in finance lease	9,126	9,745
Other current assets	13	3
Total current assets	321,614	383,626
Long-term assets
Newbuildings	79,602	308,324
Vessels and equipment, net	2,342,130	1,477,395
Vessels and equipment under capital lease, net	251,698	536,433
Investment in finance lease	21,782	30,908
Goodwill	112,452	225,273
Derivative instruments receivable	4,450	4,358
Total assets	3,133,728	2,966,317
LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	113,078	67,365
Current portion of obligations under capital leases	43,316	56,505
Related party payables	8,921	18,103
Trade accounts payable	11,809	4,325
Accrued expenses	38,809	26,159
Other current liabilities	6,067	10,292
Total current liabilities	222,000	182,749
Long-term liabilities
Long-term debt	1,467,074	914,592
Obligations under capital leases	255,700	366,095
Other long-term liabilities	1,325	3,112
Total liabilities	1,946,099	1,466,548
Commitments and contingencies
Equity
Share capital (2017 and 2016: 169,809,324 shares issued and outstanding, par value $1.00 per share)	169,809	169,809
Additional paid in capital	197,399	195,304
Contributed surplus	1,090,376	1,099,680

Accumulated other comprehensive income	2,227	739
Retained (deficit) earnings	(272,503)	34,069
Total equity attributable to the Company	1,187,308	1,499,601
Non-controlling interest	321	168
Total equity	1,187,629	1,499,769
Total liabilities and equity	3,133,728	2,966,317

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline Ltd.
Consolidated Statements of Cash Flows for the years ended December 31, 2017, 2016 and 2015
(in thousands of $)

	2017	2016	2015
Net (loss) income	(264,322)	117,514	124,380
Net loss from discontinued operations	—	—	131,006
Net (loss) income from continuing operations	(264,322)	117,514	255,386
Adjustments to reconcile net (loss) income from continuing operations to net cash provided by operating activities:
Depreciation	141,748	141,043	52,607
Amortization of deferred charges	1,913	2,027	1,917
Other operating losses (gains)	(2,378)	2,683	(108,923)
Gain on sale of shares	(1,061)	—	—
Amortization of time charter contract value	—	(6,799)	816
Contingent rental income	(26,148)	(18,621)	—
Impairment loss on vessels and vessels under capital lease	164,187	61,692	—
Provision for uncollectible receivable	—	4,000	—
Share of results from associated company and gain on equity interest	—	—	(2,727)
Impairment loss on goodwill	112,821	—	—
Impairment loss on marketable securities	—	7,233	10,507
Mark to market (gain) loss on derivatives	(93)	(8,017)	3,618
Dividends received from Avance Gas	—	—	4,101
Other, net	1,953	(1,232)	1,015
Changes in operating assets and liabilities, net of acquisition:
Trade accounts receivable	(506)	4,287	(21,037)
Other receivables	2,122	10,833	(5,049)
Inventories	(24,079)	(12,241)	9,367
Voyages in progress	7,084	6,828	15,505
Prepaid expenses and accrued income	(429)	(1,427)	5,892
Other current assets	(1)	406	(405)
Trade accounts payable	7,485	(5,175)	2,832
Accrued expenses	12,645	(2,936)	(7,771)
Related party balances	3,062	(10,707)	(8,601)
Other current liabilities	(6,178)	(5,583)	5,574
Other	660	207	(868)
Cash (used in) provided by operating activities of discontinued operations	—	—	(6,410)
Net cash provided by operating activities	130,485	286,015	207,346
Investing activities
Change in restricted cash	(64)	(309)	35,713
Additions to newbuildings, vessels and equipment	(713,560)	(622,460)	(786,772)
Refund of newbuilding installments and interest	—	43,497	58,793
Purchase of shares	(46,100)	—	—
Proceeds from sale of newbuilding vessels	—	173,187	456,366
Cash acquired upon the Merger	—	—	87,443
Finance lease payments received	9,745	9,333	—
Net proceeds from sale of shares	27,412	—	—

Cash used in investing activities of discontinued operations	—	—	(310,822)
Net cash used in investing activities	(722,567)	(396,752)	(459,279)
Financing activities
Net proceeds from issuance of shares	—	98,200	—
Proceeds from long-term debt	673,416	356,066	659,700
Repayment of long-term debt	(83,951)	(169,883)	(427,338)
Payment of obligations under finance leases	(31,854)	(61,677)	(5,491)
Lease termination receipts / (payments)	(19,006)	—	3,266
Payment of related party loan note	—	—	(112,687)
Debt fees paid	(3,495)	(9,523)	(485)
Cash dividends paid	(51,401)	(164,551)	(39,228)
Payment of fractional shares on reverse share split	—	(17)	—
Proceeds from secured short-term borrowings	10,116	—	—
Cash provided by financing activities of discontinued operations	—	—	141,775
Net cash provided by financing activities	493,825	48,615	219,512
Net change in cash and cash equivalents	(98,257)	(62,122)	(32,421)
Net change in cash balances included in held for distribution	—	—	61,144
Cash and cash equivalents at beginning of year	202,402	264,524	235,801
Cash and cash equivalents at end of year	104,145	202,402	264,524

Supplemental disclosure of cash flow information:
Interest paid, net of interest capitalized	57,291	53,474	17,544
Income taxes paid	1,222	716	—

Details of non-cash investing and financing activities are given in Notes 6 and 29.

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline Ltd.
Consolidated Statements of Changes in Equity for the years ended December 31, 2017, 2016 and 2015
(in thousands of $, except number of shares)

	2017	2016	2015
Number of shares outstanding
Balance at the beginning of the year	169,809,324	781,937,649	635,205,000
Treasury shares cancelled	—	—	(17,319,898)
Cancellation of shares held by the Company prior to the Merger	—	—	(34,323,000)
Effect of reverse business acquisition	—	—	198,375,547
Effect of reverse share split	—	(625,551,143)	—
Shares issued	—	13,422,818	—
Balance at the end of the year	169,809,324	169,809,324	781,937,649

Share capital
Balance at the beginning of the year	169,809	781,938	635,205
Treasury shares cancelled	—	—	(17,320)
Cancellation of shares held by the Company prior to the Merger	—	—	(34,323)
Effect of reverse business acquisition	—	—	198,376
Effect of reverse share split	—	(625,551)	—
Shares issued	—	13,422	—
Balance at the end of the year	169,809	169,809	781,938

Treasury shares
Balance at the beginning of the year	—	—	(50,397)
Shares cancelled	—	—	50,397
Balance at the end of the year	—	—	—

Additional paid in capital
Balance at the beginning of year	195,304	109,386	382,373
Gain attributable to change in non-controlling ownership	—	—	27,485
Stock dividend	—	—	(187,784)
Effect of reverse business acquisition	—	—	361,441
Transfer to contributed surplus			(474,129)
Stock compensation expense	2,095	1,418	—
Payment for fractional shares on reverse share split	—	(17)	—
Shares issued	—	84,517	—
Balance at the end of year	197,399	195,304	109,386

Contributed surplus
Balance at the beginning of year	1,099,680	474,129	—
Transfer from additional paid in capital	—	—	474,129
Effect of reverse share split	—	625,551	—
Cash dividends	(9,304)	—	—
Balance at the end of year	1,090,376	1,099,680	474,129

Accumulated other comprehensive income (loss)
Balance at the beginning of year	739	(383)	—
Other comprehensive income (loss)	1,488	1,122	(383)
Balance at the end of year	2,227	739	(383)

Retained (deficit) earnings
Balance at the beginning of year	34,069	81,212	156,399
Net income (loss)	(264,861)	117,010	154,624
Cash dividends	(41,711)	(164,153)	(39,228)
Stock dividends	—	—	(190,583)
Balance at the end of year	(272,503)	34,069	81,212

Total equity attributable to the Company	1,187,308	1,499,601	1,446,282

Non-controlling interest
Balance at the beginning of year	168	61	323,770
Impact of sale of shares in subsidiary	—	—	(27,485)
Net income (loss)	539	504	(30,244)
Dividend paid to non-controlling interest	(386)	(397)	—
Impact of de-consolidation	—	—	(265,980)
Balance at the end of year	321	168	61

Total equity	1,187,629	1,499,769	1,446,343

See accompanying Notes that are an integral part of these Consolidated Financial Statements

Frontline Ltd.
Notes to the Consolidated Financial Statements

1.	ORGANIZATION AND BUSINESS

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

Business

The Company operates oil tankers of two sizes: VLCCs, which are between 200,000 and 320,000 dwt, and Suezmax tankers, which are vessels between 120,000 and 170,000 dwt, and operates LR2/Aframax tankers, which are clean product tankers, and range in size from 111,000 to 115,000 dwt. The Company operates through subsidiaries located in Bermuda, India, Liberia, the Marshall Islands, Norway, the United Kingdom and Singapore. The Company is also involved in the charter, purchase and sale of vessels.

As of December 31, 2017, the Company's fleet consisted of 61 vessels, with an aggregate capacity of approximately 11.6 million DWT. The Company's fleet consisted of:

(i) Forty-three vessels owned by the Company (10 VLCCs, 16 Suezmax tankers and 17 LR2/Aframax tankers),
(ii) nine VLCCs that are under capital leases,
(iii) one VLCC that is recorded as an investment in a finance lease,
(iv) one chartered-in VLCC, where the cost/revenue is split equally with a third party, and
(v) seven vessels that are under our commercial management (two Suezmax tankers, two LR2 tankers and three Aframax oil tankers).

Furthermore, the Company has five newbuildings under construction, comprised of four VLCCs and one LR2/Aframax tanker.

2.	ACCOUNTING POLICIES

Basis of presentation
The accompanying consolidated financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles. On November 30, 2015, a wholly-owned subsidiary of the Company acquired Frontline 2012. This transaction has been accounted for as a reverse business acquisition in which Frontline 2012 is treated as the accounting acquirer, primarily because Frontline 2012’s shareholders owned 74.6% of the Company's ordinary shares upon completion of the Merger. As a result, the historical financial statements of Frontline 2012 became the historical financial statements of the Company as of the completion of the Merger. Because this transaction is accounted for as a reverse business acquisition, the financial statements included in this Form 20-F for the period through November 30, 2015 are those of Frontline 2012 only. The results of operations and cash flows for the Company, the acquired company for accounting purposes, are included in the consolidated financial statements from November 30, 2015, the date on which the Merger was completed. Amounts shown as "Acquired upon the Merger" in these financial statements are those of the Company due to the fact that Frontline 2012 was determined to be the accounting acquirer in the Merger.

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

Discontinued operations
We believe that the disposal of a component of an entity or a group of components of an entity shall be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. Frontline 2012 determined that the stock dividend of 75.4 million shares in Golden Ocean in June 2015 represented a significant strategic shift in Frontline 2012's business and has, therefore, recorded the results of its dry bulk operations as discontinued operations in the year ended December 31, 2015. The Consolidated Statement of Cash Flows for the year ended December 31, 2015 has also been presented on a discontinued operations basis.

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

Inventories
Inventories comprise principally of fuel and lubricating oils and are stated at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.

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

Depreciation of vessels and equipment under capital lease is included within "Depreciation" in the Consolidated Statement of Operations. Vessels and equipment under capital lease are depreciated on a straight-line basis over the shorter of the vessels' remaining economic useful lives or on a straight-line basis over the term of the lease.

Upon termination of a capital lease, any remaining assets and obligations related to the vessel are written off to the Statement of Operations. The net position, including any termination payments, are presented in other operating gains (losses).

Newbuildings
The carrying value of the vessels under construction, or Newbuildings, represents the accumulated costs to the balance sheet date which the Company has had to pay by way of purchase installments and other capital expenditures together with capitalized interest and associated finance costs. No charge for depreciation is made until the vessel is available for use.

Goodwill and impairment of goodwill
Goodwill arising from a business combination, being the value of purchase consideration in excess of amounts allocable to identifiable assets and liabilities is not amortized and is subject to annual review for impairment or more frequently should indications of impairment arise. For purposes of performing the impairment test of goodwill, we have established that the Company has one reporting unit: tankers. Impairment of goodwill in excess of amounts allocable to identifiable assets and liabilities is determined using a two-step approach, initially based on a comparison of the fair value of the reporting unit to the book value of its net assets; if the fair value of the reporting unit is lower than the book value of its net assets, then the second step compares the implied fair value of the Company's goodwill with its carrying value to measure the amount of the impairment. The Company has selected September 30 as its annual goodwill impairment testing date. Goodwill is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

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

Deferred charges
Loan costs, including debt arrangement fees, are capitalized and amortized on a straight-line basis over the term of the relevant loan. The straight line basis of amortization approximates the effective interest method. Amortization of loan costs is included in interest expense. If a loan is repaid early, any unamortized portion of the related deferred charges is charged against income in the period in which the loan is repaid. The Company has recorded debt issuance costs (i.e. deferred charges) as a direct deduction from the carrying amount of the related debt.

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

Contingent rental income (expense)
Contingent rental income (expense) results from the Company's capital leases, which were acquired as a result of the Merger. Any variations in the estimated profit share expense that was included in the fair valuation of these lease obligations on the date of the Merger as compared to actual profit share expense incurred is accounted for as contingent rental income (expense). Any contingent rental expense on operating leases is recorded as charter hire expense. When a lease is terminated, the estimated profit share included with the lease obligation, as calculated at the time of the Merger, is written off to other operating gains or losses in the Consolidated Statement of Operations.

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

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes nearly all existing revenue recognition guidance under US GAAP. The core principle is that a company should recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. This update establishes a five-step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing US GAAP. The Company has concluded that, under ASC 606, voyage charter revenue will continue to be recognized over time, however the period over which it is recognized will change from discharge-to-discharge to load-to-discharge. The Company believes that performance obligations under a voyage charter begin to be met from the point at which a cargo is loaded until the point at which a cargo is discharged. While this represents a change in the period over which revenue is recognized, the total voyage results recognized over all periods would not change, however, each period’s voyage results could differ materially from the same period’s voyage results recognized based on the present revenue recognition guidance. The Company expects to recognize an increase in the retained deficit of approximately $20.0 million on January 1, 2018 related to the timing of revenue recognition based on the change to the load-to-discharge method. The adoption of the standard is not expected to have a material impact on other income, primarily income earned from the commercial management of related party and third party vessels and newbuilding supervision fees derived from related parties and third parties. The adoption of this standard is not expected to have an impact on time charter income, which is accounted for under the leasing standard.

The new guidance also specifies revised treatment for certain contract related costs, being either incremental costs to obtain a contract, or cost to fulfill a contract. Under the new guidance, an entity shall recognize as an asset the incremental costs of obtaining a contract with a customer if the entity expects to recover those costs. The guidance also provides a practical expedient whereby an entity may recognize the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less. Cost to fulfill a contract must be capitalized if they meet certain criteria. The Company is in the process of assessing the impact of this change on its consolidated financial statements.

The company has elected to apply the modified retrospective approach. Upon adoption, the Company will recognize the cumulative effect of adopting this guidance as an adjustment to its opening balance of retained earnings as of January 1, 2018. Prior periods will not be retrospectively adjusted.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which made targeted improvements to the recognition and measurement of financial assets and financial liabilities. The update changes how entities measure equity investments that do not result in consolidation and are not accounted for under the equity method and how they present changes in the fair value of financial liabilities measured under the fair value option that are attributable to their own credit. The new guidance also changes certain disclosure requirements and other aspects of current US GAAP. The guidance will be effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years and early adoption is permitted in some cases. Upon adoption, the Company will recognize the cumulative effect of adopting this guidance as an adjustment to its opening balance of retained earnings as of January 1, 2018. Prior periods will not be retrospectively adjusted. The Company expects to recognize a decrease in the retained deficit of $2.8 million on January 1, 2018. Going forward, movements in fair values of instruments covered by this standard will be recognized through the Consolidated Statement of Operations.

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

In August 2016, the FASB issued ASU No. 2016-15, Statement of cash flows (Topic 230): Classification of certain cash receipts and cash payments. This ASU addresses the following eight specific cash flow issues: Debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (COLIs) (including bank-owned life insurance policies (BOLIs)); distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. The amendments in this Update are effective for the Company for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. An entity that elects early adoption must adopt all of the amendments in the same period. The amendments in this Update should be applied using a retrospective transition method to each period presented. If it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. The Company has concluded that the impact of this new standard will be limited to disclosure which will not be significant.

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

In November 2016, the FASB issued ASU 2016-18, Statement of cash flows (Topic 230): Restricted cash, which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. As such, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update are effective for the Company for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.

In January 2017, the FASB issued ASU 2017-01 Business combinations (Topic 805), which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of businesses. The amendments in this Update provide a screen to determine when a set is not a business. If the screen is not met, it (i) requires that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and (ii) removes the evaluation of whether a market participant could replace the missing elements. The amendments in this Update are effective for the Company for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted in certain cases. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.

In January 2017, the FASB issued ASU 2017-04 Intangibles - Goodwill and other (Topic 350), which simplifies the test for goodwill impairment. This Update eliminates Step 2 from the goodwill impairment test. In computing the implied fair value of goodwill under Step 2, an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities (including unrecognized assets and liabilities) following the procedure that would be required in determining the fair value of the assets acquired and liabilities assumed in a business combination. Instead an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value, however the loss recognized should not exceed the total amount of goodwill allocated to the reporting unit. The amendments in this Update are effective for the Company for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In February 2017, the FASB issued ASU 2017-05, Other Income - Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20). The Update clarifies the definition of “in substance nonfinancial assets”, it also clarifies that nonfinancial assets within the scope of Subtopic 610-20 may include nonfinancial assets transferred within a legal entity to a counterparty. The amendments in this Update exclude all businesses and non-profit activities from the scope of Subtopic 610-20. Therefore, derecognition of all businesses and non-profit activities should be accounted for in accordance with Subtopic 810-10, Consolidation-

Overall. The guidance in Subtopic 610-20 (as originally issued in Update 2014-09) would have required an entity to apply the guidance in Topic 860, Transfers and Servicing, to a transfer of an equity method investment unless the equity method investment is considered an in substance nonfinancial asset. This Update removes that scope exception. The amendments in this Update are effective at the same time as the amendments in Update 2014-09. Therefore, for public entities, the amendments are effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, Compensation-Stock Compensation (Topic 718). The update aims to reduce diversity in practice and simplify the guidance in Topic 718 when companies account for changes to the terms and conditions of share based payment awards. The amendments in this Update mean an entity should account for a modification unless the fair value of the modified award is the same as the original award immediately prior to modification, the vesting conditions for the modified award are the same as the original award the and classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the original award is modified. The amendments in this Update are effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. The amendments in this Update should be applied prospectively to an award modified on or after the adoption date. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.

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

Favorable newbuilding contracts
In November 2015, the Company entered into an agreement to purchase two Suezmax tanker newbuilding contracts from Golden Ocean at a purchase price of $55.7 million per vessel. The vessels were delivered in the first half of 2017. The contracts were acquired as a result of the Merger and were fair valued (level 2) at $16.5 million being the excess of the estimated fair value of the contracts less the purchase price. The fair value of favorable newbuilding contracts was added to the carrying value of Newbuildings when the purchase of these contracts was completed in December 2015.

Vessels acquired with existing time charters
The value of a time charter contract acquired with a vessel is recognized separately to the value of the vessel. These contracts are fair valued (level 3) using an 'excess earnings' technique whereby the terms of the contract are assessed relative to current market conditions and they are recorded at the sum of the incremental or decremental cash flows arising over the life of the contracts. The Company acquired five unfavorable time charter contracts upon the Merger. The value of such contracts is amortized over the term of the contracts on a straight line basis. As of December 31, 2016 these contracts had been fully amortized. The Company recognized amortization within time charter revenues of $6.8 million in the year ended December 31, 2016 and $1.3 million in the year ended December 31, 2015.

Vessels under capital lease
Leases of vessels, where the Company has substantially all the risks and rewards of ownership, are classified as capital leases. The Company acquired nineteen vessels under capital lease upon the Merger, fifteen of which are leased from Ship Finance (one lease was terminated in December 2015, one lease was terminated in July 2016 and a further four leases were cancelled during 2017) and require daily hire payments to Ship Finance of $20,000 and $15,000 for VLCCs and Suezmaxes, respectively, and a profit share payment (contingent rental expense) of 50% above the daily hire rates. The leasehold interest in these capital leased assets has been recorded at fair value (level 3) based on the discounted value of the expected cash flows from the vessels. The four non Ship Finance vessels acquired upon the Merger were redelivered during 2017.

The obligations under these capital leases have been recorded at fair value (level 3) based on the net present value of the contractual lease payments and the estimated contingent rental expense that is expected to accrue over the terms of the leases. As of December 31, 2017, the Company has recorded total obligations under these capital leases of $299.0 million of which $193.4 million is in respect of the minimum contractual payments and $105.6 million is in respect of contingent rental expense.

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

(in thousands $, except per share data)	2015
Total operating revenues	934,670

Net income (loss) from continuing operations	269,352
Loss from discontinued operations	(131,006)
Net income (loss)	138,346
Net loss attributable to non-controlling interest	30,244
Net income (loss) attributable to the Company	168,590

Basic and diluted earnings per share;
Basic and diluted earnings (loss) per share attributable to the Company from continuing operations	$2.24
Basic and diluted (loss) income per share attributable to the Company from discontinued operations	$(0.84)
Basic and diluted earnings (loss) per share attributable to the Company	$1.40

Amounts shown above for basic and diluted earnings per share reflect the 1-for-5 reverse share split in February 2016.

5. GOODWILL

(in thousands of $)	Goodwill	Accumulated impairment losses	Net carrying value
Balance as of December 31, 2014	—	—	—
Acquired on the Merger	225,273	—
Balance as of December 31, 2016 and 2015	225,273	—	225,273
Impairment loss	—	(112,821)
Balance as of December 31, 2017	225,273	(112,821)	112,452

On the date of the Merger the share price of Frontline Ltd. was $15.15, adjusted for the 1-for-5 reverse share split in February 2016, and the Company recorded goodwill of $225.3 million. The Company has one reporting unit for the purpose of assessing potential goodwill impairment and has selected September 30 as its annual goodwill impairment testing date. At September 30, 2017 the Company carried out the two step impairment analysis and concluded that no impairment was required.

At December 31, 2017 the Company's share price had fallen by $1.45 per share, or 24% from its September 30 share price and as such the Company concluded that the requirement to complete the first step of the goodwill impairment analysis was triggered. The Company's market capitalization as at December 31, 2017 was $779 million (based on a share price of $4.59) and the Company has calculated the fair value of the Company to be $1,013 million, based on an estimated control premium of 30%, compared to its carrying value of $1,300 million (prior to recording any impairment loss on goodwill). The Company believes that the control premium may be attributable, in part or in whole, to the expected synergies from combining the operations of the Company and an acquirer, particularly in respect of the benefits of operating an enlarged oil tanker fleet and assembled workforce as well as being able to take advantage of an expected reduction in costs from an expansion in scale. As the fair value of the Company was below the carrying value, the Company concluded that it was required to complete the second step of the goodwill impairment analysis. Under the second step of the goodwill impairment analysis, the Company estimates that the fair value of the underlying assets and liabilities amount to approximately $901 million, which gives an implied fair value of goodwill of $112.5 million. A comparison of this to the carrying value of goodwill resulted in an impairment loss in respect of goodwill of $112.8 million. The impairment is a result of the declining forecast charter rates, declining vessel values and ultimately the fall in the Company's share price since the date of the Merger.

6.	DISCONTINUED OPERATIONS

On April 3, 2014, Frontline 2012 and Knightsbridge Shipping Limited (NASDAQ: VLCCF), renamed Golden Ocean Group Limited, or Golden Ocean, entered into an agreement pursuant to which Frontline 2012 sold all of the shares of five SPCs, each owning a cash balance and a Capesize newbuilding, to Golden Ocean. On April 23, 2014, the closing date of the transaction, Golden Ocean issued 15.5 million newly issued ordinary shares to Frontline 2012 as consideration. In April 2014, Frontline 2012 also agreed to sell twenty-five SPCs to Golden Ocean, each owning a fuel efficient dry bulk newbuilding. Thirteen of the SPCs were sold in September 2014 at which time Golden Ocean issued 31.0 million shares to Frontline 2012 as consideration. Frontline 2012 sold the remaining twelve SPCs in March 2015 and received 31.0 million shares of Golden Ocean as consideration.

Frontline 2012 owned 77.5 million shares of Golden Ocean or 69.7% of the total shares outstanding at the time of Golden Ocean's merger with Golden Ocean Group Limited, or the Former Golden Ocean, on March 31, 2015. This ownership percentage was reduced to 44.9% as a result of the aforementioned merger. Frontline 2012 stopped consolidating at this time and equity accounted for its shareholding in Golden Ocean upto June 2015.

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

Amounts recorded in respect of discontinued operations in the years ended December 31, 2015 is as follows;

(in thousands of $)	2015
Operating revenues	18,083
Voyage expenses and commissions	(13,414)
Ship operating costs	(7,050)
Administrative expenses	(985)
Depreciation	(7,712)
Vessel impairment loss	(62,489)
Interest expense	(2,119)
Share of results from associated companies	(14,880)
Impairment loss on shares	(40,556)
Gain on non-controlling interest	192
Other financial items	(76)
Net loss from discontinued operations	(131,006)
Net loss attributable to non-controlling interest	(30,305)
Net (loss) income from discontinued operations after non-controlling interest	(100,701)

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

Related Party Transactions

Frontline 2012 sold twelve SPCs to Golden Ocean in March 2015 and received 31.0 million shares of Golden Ocean as consideration. Golden Ocean assumed $404.0 million in respect of remaining newbuilding installments, net of a cash payment from Frontline 2012 of $108.6 million.

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
General Management Agreement fees, Technical Management fees, newbuilding commission and newbuilding supervision fees earned by the General Manager were $0.6 million, $0.2 million, nil and $1.1 million, respectively, for the period January 1, 2015 to March 31, 2015.

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

The Former Golden Ocean was considered a related party from September 15, 2014 when Golden Ocean became a majority-owned subsidiary of Frontline 2012. Management fees earned by the Former Golden Ocean were $0.1 million for the period January 1, 2015 to March 31, 2015.

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

No customers in the year ended December 31, 2017 individually accounted for 10% or more of the Company's consolidated revenues.

Revenues from two customers in the year ended December 31, 2016, accounted for 10% or more of the Company's consolidated revenues in the amounts of $117.8 million and $78.0 million. Revenues from one customer in the year ended December 31, 2015, accounted for 10% or more of the Company's consolidated revenues in the amount of $71.3 million.

8.	INCOME TAXES

Bermuda
Under current Bermuda law, the Company is not required to pay taxes in Bermuda on either income or capital gains. The Company has received written assurance from the Minister of Finance in Bermuda that, in the event of any such taxes being imposed, the Company will be exempted from taxation until March 31, 2035.

United States
For the year ended December 31, 2017, the Company did not accrue U.S. income taxes as the Company is not engaged in a U.S. trade or business and is exempted from a gross basis tax under Section 883 of the U.S. Internal Revenue Code.

Under Section 863(c)(2)(A) of the Internal Revenue Code, 50% of all transportation revenue attributable to transportation which begins or ends in the United States shall be treated as from sources within the United States where no Section 883 exemption is available. Such revenue is subject to 4% tax. No revenue tax has been recorded in voyage expenses and commissions in 2017 (2016: $0.9 million, 2015: $0.9 million).

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

The computation of basic earnings per share is based on the weighted average number of shares outstanding during the year and net income attributable to the Company. The impact of stock options using the treasury stock method was anti-dilutive in each year as the exercise price was higher than the average share price and, therefore 1,170,000, 1,170,000 and 125,000 options were excluded from the denominator in the calculation for 2017, 2016 and 2015 respectively.

The components of the numerator and the denominator in the calculation of basic and diluted earnings per share are as follows:

(in thousands of $)	2017	2016	2015
Net (loss) income from continuing operations after non-controlling interest	(264,861)	117,010	255,325
Net (loss) income from discontinued operations after non-controlling interest	—	—	(100,701)
Net (loss) income attributable to the Company	(264,861)	117,010	154,624

(in thousands)	2017	2016	2015
Weighted average number of ordinary shares	169,809	156,973	120,082

All share and per share amounts outstanding have been adjusted for the reverse business acquisition of the Company by Frontline 2012 and the 1-for-5 reverse share split that was effected in February 2016, unless otherwise stated.

10.	OTHER OPERATING (LOSSES) GAINS

(in thousands of $)	2017	2016	2015
Gain (loss) on cancellation of newbuilding contracts	—	(2,772)	30,756
Gain (loss) on sale of newbuilding contracts	—	—	78,167
Gain (loss) on lease termination	2,379	89	—
Gain (loss) on pool arrangements	2	—	—
	2,381	(2,683)	108,923

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

In the year ended December 31, 2017 we terminated the leases on two VLCCs and two Suezmax tankers, recognizing a loss of $2.4 million. In the year ended December 31, 2016 we terminated the lease on one VLCC and recognized a loss of $0.1 million. In the year ended December 31, 2015 we terminated the lease on one Suezmax tanker with no gain or loss recognized. Further information on the gain (loss) on termination of leases can be found in note 19.

11.	LEASES

As of December 31, 2017, the Company leased in nine vessels on long-term time charter (2016: thirteen vessels), all of which were leased from Ship Finance. All of these long-term charters are classified as capital leases. One further vessel is leased in on short-term time charter from a third party and has been classified as an operating lease. This vessel has a profit sharing agreement whereby the net earnings of the vessel in excess of/below the daily fixed rate charter hire expense will be shared equally with a third party. Furthermore, the Company is committed to make rental payments under operating leases for office premises.

Rental expense
The future minimum rental payments under the Company's non-cancellable operating leases are as follows:

(in thousands of $)
2018	6,071
2019	1,446
2020	1,298
2021	231
2022	147
Thereafter	—
9,193

Total expense for operating leases was $21.2 million, $71.8 million and $43.2 million a for the years ended December 31, 2017, 2016 and 2015, respectively.

Contingent rental expense
In March 2015, the Company entered into an agreement to charter-in an MR tanker on a fixed rate charter whereby the Company agreed to pay the counterparty a profit sharing payment equal to 50% of the charter revenues earned by Frontline 2012 in excess of the daily base charter hire paid. At December 31, 2017, the profit share expense incurred and recorded as charter hire expense was nil (2016: nil).

In November 2015, the Company entered into an agreement to charter-in two VLCCs and two Suezmax tankers on a fixed rate charter whereby the Company agreed to pay the counterparty a profit sharing payment equal to 60% of the charter revenues earned by the Company in excess of the daily base charter hire paid. The charters commenced between January and April 2016 and terminated between January and April 2017. At December 31, 2017, the profit share expense incurred and recorded as charter hire expense was nil (2016: $4.2 million).

In November 2016, a subsidiary of the Company entered into an agreement to charter-in a VLCC tanker on a fixed rate charter whereby the net earnings of the vessel in excess of/below the daily fixed rate charter hire expense will be shared equally. At December 31, 2017, $0.3 million was recognised as a reduction in charterhire expense as the earnings of the vessel were below the fixed daily hire (2016 expense: $0.2 million).

Rental income
Six vessels were on fixed rate time charters at December 31, 2017 (2016: thirteen vessels) of which one vessel was on fixed rate time charter with a profit sharing agreement in place (2016: one vessel). No vessels were on index linked time charters at December 31, 2017 (2016: No vessels). The minimum future revenues to be received under these contracts as of December 31, 2017 are as follows:

(in thousands of $)
2018	8,449
2019	640
2020	—
2021	—
2022	—
Thereafter	—
Total minimum lease payments	9,089

The cost and accumulated depreciation of vessels leased to third parties as of December 31, 2017 were $294.1 million and $44.9 million, respectively, and as of December 31, 2016 were $712.6 million and $65.5 million, respectively.

Contingent rental income
In March 2015, the Company entered into an agreement to charter-out two Suezmax tankers on fixed rate time charters whereby the counterparty agreed to pay the Company a profit sharing payment equal to 50% of the charter revenues earned in excess of daily base charter hire paid. These vessels were redelivered from the charters during March and April 2016 with profit share income in the year ending December 31, 2017 nil, (2016: $0.7 million).

In December 2014, the Company entered into agreements to charter-out two Suezmax tankers on index linked time charters. These vessels were redelivered to the Company in January and July 2016. The Company earned time charter revenues in the year ending December 31, 2016: $7.1 million and December 31, 2015: $27.7 million.

12.	RESTRICTED CASH

Restricted cash consists of cash, which may only be used for certain purposes and is held under a contractual arrangement.

Restricted cash does not include cash balances of $74.0 million (2016: $49.6 million), which are required to be maintained by the financial covenants in our loan facilities. Furthermore, Frontline Shipping Limited, a wholly owned subsidiary of the Company and the chartering counterparty with Ship Finance with respect to the remaining nine VLCCs leased from them, has agreed to certain dividend restrictions as a result of the amendment of the terms of the long term charter agreements in May 2015. In order to make or pay any dividend or other distribution to the Company, Frontline Shipping Limited shall demonstrate a cash buffer of $2.0 million per vessel both prior to and following such payment, and following payment of the next monthly hire due plus any profit share accrued under the agreement. As at December 31, 2017, the cash held by Frontline Shipping Limited of $8.9 million (2016: $26.0 million), may solely be used for vessel operations, payment of hire to Ship Finance or other amounts incurred under the charters and Charter Ancillary Agreement and any other amounts incurred in the ordinary course of business.

13.	INVESTMENT IN FINANCE LEASE

As of December 31, 2017, one of the Company's vessels was accounted for as a sales-type lease (2016: one). The components of the investment in the sales-type lease may be summarized as follows:

(in thousands of $)	2017	2016
Net minimum lease payments receivable	22,070	33,563
Estimated residual values of leased property (unguaranteed)	10,821	10,821
Less: finance lease interest income	(1,983)	(3,731)
Total investment in sales-type lease	30,908	40,653
Current portion	9,126	9,745
Long-term portion	21,782	30,908
	30,908	40,653

The minimum future gross revenues to be received under the sales-type lease as of December 31, 2017 are as follows:

(in thousands of $)
2018	10,419
2019	11,493
2020	158
2021	—
2022	—
Thereafter	—
22,070

The counterparty to the lease is a state-owned oil company, which the Company has deemed to have a low credit risk.

14.	MARKETABLE SECURITIES

Marketable securities held by the Company are listed equity securities considered to be available-for-sale securities.

The cost of sale of available-for-sale marketable securities is calculated on an average cost basis.

(in thousands of $)	2017	2016
Balance at start of the year	8,428	13,853
Shares acquired	46,100	—
Shares disposed of	(26,351)	—
Impairment loss	—	(7,233)
Unrealized gain (loss) recorded in other comprehensive income	1,326	1,808
Marketable securities reclassified as pledged to creditors	(10,272)	—
Total	19,231	8,428

Avance Gas
In March 2015, Frontline 2012 paid a stock dividend consisting of 4.1 million Avance Gas shares. Frontline 2012 retained 112,715 shares, which were recorded as marketable securities, in respect of the treasury shares held at the time of the dividend. The Company received 329,669 shares when Frontline 2012 paid the stock dividend. As of December 31, 2017, 2016 and 2015, the Company holds 442,384 shares in Avance Gas, which are recorded as marketable securities.

An impairment loss of $4.9 million was recorded in the year ended December 31, 2016, in respect of the mark to market loss on the Avance Gas shares that was determined to be other than temporary in view of the significant fall in rates and the short to medium term prospects for the LPG sector at that time.

In the period ended December 31, 2017, the Company recognized a mark to market loss of $0.09 million in relation to the 0.4 million shares held in Avance Gas Holdings Ltd in Other Comprehensive Income.

As of December 31, 2017, the 442,384 shares in Avance Gas are held as collateral against secured borrowings.

Ship Finance
As of December 31, 2017 and 2016, the Company owned 73,383 shares in Ship Finance, which were acquired as a result of the Merger.

In the period ended December 31, 2017, the Company recognized a mark to market gain of $0.05 million in relation to the 0.1 million shares held in Ship Finance in Other Comprehensive Income.

Golden Ocean
As of December 31, 2016 and 2015, the Company held 1,270,657 shares in Golden Ocean, which are recorded as marketable securities.

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

In December 2017, the Company sold 1,260,358 shares in GOGL for proceeds of $10.1 million. At the same time the Company entered into a forward contract to repurchase 1.3 million shares in GOGL in March 2018 for $10.3 million. The transaction has been accounted for as a secured borrowing, with the shares reclassified to marketable securities pledged to creditors and a liability recorded within debt for $10.1 million.

As of December 31, 2017 the Company reports a total of 1,270,657 shares in Golden Ocean (as adjusted for the 1-for-5 reverse share split in August 2016), of which 1,260,358 as marketable securities pledged to creditors.

In the period ended December 31, 2017, the Company recognized a mark to market gain of $4.37 million in relation to the 1.3 million shares held in Golden Ocean Group Ltd in Other Comprehensive Income.

DHT
The company acquired 10.9 million shares in DHT in the three months ended March 31, 2017 for an aggregate cost of $46.1 million.

In the period ended December 31, 2017, the Company sold a total of 6.2 million shares in DHT for proceeds of $27.4 million, recognizing a gain of $1.1 million in the statement of operations of which $0.6m relate to the gain reclassification from Other Comprehensive Income.

In the period ended December 31, 2017, the Company recognized a mark to market loss of $3.0 million in relation to the shareholding in DHT in Other Comprehensive Income.

15.	TRADE ACCOUNTS RECEIVABLE, NET

Trade accounts receivable are presented net of allowance for doubtful accounts of $6.0 million (2016: $6.2 million). Movements in the allowance for doubtful accounts in the three years ended December 31, 2017 may be summarized as follows;

(in thousands of $)
Balance at December 31, 2014	494
Additions charged to income	1,184
Balance at December 31, 2015	1,678
Additions charged to income	4,492
Balance at December 31, 2016	6,170
Deductions credited to income	(172)
Balance at December 31, 2017	5,998

16.	OTHER RECEIVABLES

(in thousands of $)	2017	2016
Claims receivable	5,857	10,732
Agent receivables	3,518	3,825
Other receivables	7,919	4,859
	17,294	19,416

Claims receivable are primarily attributable to insurance claims.

Other receivables are presented net of allowances for doubtful accounts amounting to nil as of December 31, 2017 (2016:nil).

17.	NEWBUILDINGS

Movements in the three years ended December 31, 2017 may be summarized as follows:

(in thousands of $)
Balance at December 31, 2014	227,050
Additions, net, continuing basis	677,103
Newbuildings acquired upon the Merger	16,523
Newbuildings acquired from related party	1,927
Newbuildings sold to Avance Gas	(517,398)
Transfer to Vessels and equipment, net	(133,429)
Interest capitalized, continuing basis	5,989
Cancellations	(11,532)
Balance at December 31, 2015	266,233
Additions, net, continuing basis	614,116
Transfer to Vessels and equipment, net	(532,766)
Interest capitalized, continuing basis	6,994
Cancellations	(46,253)
Balance at December 31, 2016	308,324
Additions, net, continuing basis	707,988
Transfer to Vessels and equipment, net	(941,388)
Interest capitalized, continuing basis	4,678
Balance at December 31, 2017	79,602

The following table sets forth certain details of our newbuildings delivered in the years ended December 31, 2017 and December 31, 2016:

(in thousands of $)
Vessel name	Vessel type	Date of delivery

Front Classic	Suezmax	January 2017
Front Vega	LR2/ Aframax	January 2017
Front Antares	LR2/ Aframax	January 2017
Front Duchess	VLCC	February 2017
Front Clipper	Suezmax	March 2017
Front Crystal	Suezmax	April 2017
Front Sirius	LR2/ Aframax	April 2017
Front Coral	Suezmax	May 2017
Front Cosmos	Suezmax	June 2017
Front Castor	LR2/ Aframax	June 2017
Front Cascade	Suezmax	July 2017
Front Earl	VLCC	July 2017
Front Pollux	LR2/ Aframax	August 2017
Front Capella	LR2/ Aframax	September 2017
Front Prince	VLCC	September 2017

Front Cheetah	LR2/ Aframax	January 2016
Front Ocelot	LR2/ Aframax	January 2016
Front Cougar	LR2/ Aframax	March 2016
Front Lynx	LR2/ Aframax	March 2016
Front Leopard	LR2/ Aframax	May 2016
Front Jaguar	LR2/ Aframax	June 2016
Front Challenger	Suezmax	August 2016
Front Altair	LR2/ Aframax	September 2016
Front Duke	VLCC	September 2016
Front Crown	Suezmax	September 2016

As at December 31, 2015, the Company's newbuilding program comprised six VLCCs, eight Suezmax tankers and fourteen LR2/Aframax newbuildings.

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

As of December 31, 2016, the Company's newbuilding program comprised three VLCCs, six Suezmax tankers and seven LR2/Aframax tanker newbuildings.

In February 2017, the Company acquired two VLCC newbuilding under construction at Daewoo Shipbuilding & Marine Engineering at a net purchase price of $77.5 million. One vessel was delivered in September 2017 and the other vessel is due for delivery in January 2018.

In April 2017, the Company ordered two VLCC newbuildings to be built at Hyundai Samho Heavy Industries. The vessels are due for delivery in December 2018 and April 2019. The Company’s options for two additional sister vessels have lapsed.

As of December 31, 2017, the Company's newbuilding program comprised four VLCCs and one LR2/Aframax tanker newbuildings.

18.	VESSELS AND EQUIPMENT

Movements in the three years ended December 31, 2017 may be summarized as follows:

(in thousands of $)	Cost	Accumulated Depreciation	Net Carrying Value
Balance at December 31, 2014	943,651	(81,732)	861,919
Vessels and equipment acquired upon the Merger	132,712	—
Transfers from Newbuildings	133,429	—
Additions	101,752	—
Depreciation	—	(40,614)
Balance at December 31, 2015	1,311,544	(122,346)	1,189,198
Depreciation	—	(53,369)
Additions	215	—
Disposals	(173,203)	—
Impairment loss	(36,311)	18,099
Transfers from Newbuildings	532,766	—
Balance at December 31, 2016	1,635,011	(157,616)	1,477,395
Depreciation	—	(77,547)
Additions	894	—
Transfers from Newbuildings	941,388	—
Balance at December 31, 2017	2,577,293	(235,163)	2,342,130

In June 2016, the Company entered into an agreement to sell its six MR tankers for an aggregate price of $172.5 million to an unaffiliated third party. Five of these vessels were delivered by the Company in August and September 2016 and the final vessel was delivered in November 2016. The Company recorded an impairment loss of $18.2 million in 2016 in respect of these vessels.

A summary of our vessel deliveries in the years ended December 31, 2017 and December 31, 2016 can be found in note 17. Newbuildings.

19.	VESSELS UNDER CAPITAL LEASE, NET

Movements in the three years ended December 31, 2017 may be summarized as follows:

(in thousands of $)	Cost	Accumulated Depreciation	Net Carrying Value
Balance at December 31, 2014	—	—	—
Acquired upon the Merger	706,219	—	—
Depreciation	—	(11,993)	—
Balance at December 31, 2015	706,219	(11,993)	694,226
Impairment loss	(63,958)	20,478
Lease termination	(34,812)	8,173
Depreciation	—	(87,674)
Balance at December 31, 2016	607,449	(71,016)	536,433
Impairment loss	(187,379)	4,727
Lease termination	(61,075)	23,192
Depreciation	—	(64,200)
Balance at December 31, 2017	358,995	(107,297)	251,698

The outstanding obligations under capital leases as of December 31, 2017 are payable as follows:

(in thousands of $)
2018	63,960
2019	58,135
2020	51,679
2021	51,255
2022	44,543
Thereafter	115,846
Minimum lease payments	385,418
Less: imputed interest	(86,402)
Present value of obligations under capital leases	299,016

In May 2015, the Company and Ship Finance agreed to amendments to the leases on 12 VLCCs and five Suezmaxes, the related management agreements and further amendments to the charter ancillary agreements for the remainder of the charter periods. As a result of the amendments to the charter ancillary agreements, which took effect on July 1, 2015, the daily hire payable to Ship Finance was reduced to $20,000 per day and $15,000 per day for VLCCs and Suezmaxes, respectively. The fee due from Ship Finance for operating costs was increased from $6,500 per day per vessel to $9,000 per day per vessel. In return, the Company issued 11.0 million new shares (as adjusted for the 1-for-5 reverse share split in February 2016) to Ship Finance and the profit share above the new daily hire rates was increased from 25% to 50%. The Company was released from its guarantee obligation and in exchange Frontline Shipping Limited, a wholly owned subsidiary of the Company and the chartering counterparty with Ship Finance, has agreed to certain dividend restrictions. In order to make or pay any dividend or other distribution to the Company, Frontline Shipping Limited shall demonstrate a cash buffer of $2.0 million per vessel both prior to and following such payment, and following payment of the next monthly hire due plus any profit share accrued under the agreement. As at December 31, 2017, the cash held by Frontline Shipping Limited of $8.9 million may solely be used for vessel operations, payment of hire to Ship Finance or other amounts incurred under the charters and Charter Ancillary Agreement and any other amounts incurred in the ordinary course of business.

As the Merger has been accounted for as a reverse business acquisition in which Frontline 2012 is treated as the accounting acquirer, all of the Company's assets and liabilities were recorded at fair value on November 30, 2015 such that estimated profit share over the remaining terms of the leases has been recorded in the balance sheet obligations. Consequently, the Company will only record profit share expense following the Merger when the actual expense is different to that estimated at the date of the Merger. As of December 31, 2017, the Company has recorded total obligations under these capital leases of $299.0 million of which $193.4 million is in respect of the minimum contractual payments and $105.6 million is in respect of contingent rental expense. Profit share arising in the year ended December 31, 2017 was $5.6 million, which was $26.1 million less than the amount accrued in the lease obligations payable when the leases were recorded at fair value at the time of the merger with Frontline 2012. Profit share arising in the year ended December 31, 2016 was $50.9 million, which was $18.6 million less than the amount accrued in the lease obligations payable when the leases were recorded at fair value at the time of the merger with Frontline 2012. No contingent rental expense was recorded in the month of December 2015.

The following table sets forth certain details of vessel lease terminations in the years ended December 31, 2017, December 31, 2016 and December 31, 2015:

(in thousands of $)
Vessel	Year	Termination agreed	Termination date	Termination (payment)/ receipt	Gain/ (loss) on termination

Front Ardenne	2017	July 2017	August 2017	(4,853)	(5,824)
Front Scilla	2017	May 2017	June 2017	(6,465)	(7,341)
Front Brabant	2017	May 2017	May 2017	(3,578)	(5,021)
Front Century	2017	November 2016	March 2017	(4,110)	20,565
Vessels terminated in 2017				(19,006)	2,379

Front Vanguard	2016	May 2016	July 2016	(293)	89
Vessels terminated in 2016				(293)	89

Front Mindanao	2015	November 2015	December 2015	3,266	—
Vessels terminated in 2015				3,266	—

In September, 2016, the Company recorded an impairment loss of $8.9 million in respect of three vessels leased in from Ship Finance - the 1997-built Front Ardenne, the 1998-built Front Brabant and the 1998-built Front Century - based on a 25% probability assumption of terminating the vessel's lease before the next dry dock. This impairment loss included $5.6 million in respect of Front Century.

In November 2016, the Company agreed with Ship Finance to terminate the long term charter for the 1998-built VLCC Front Century. The Company recorded an impairment loss of $27.3 million in the year ended December 31, 2016, based on a 100% probability assumption of terminating the vessel's lease before the next dry dock.

In March 2017 the Company recorded an impairment loss of $21.2 million with respect to four vessels leased in from Ship Finance - the 1997-built Front Ardenne, the 1998 built Front Brabant, the 2000-built Front Scilla and the 1999-built Front Circassia - based on a 25% probability assumption of terminating the vessel's lease before the next dry dock.

In December 2017, the Company has recognized an impairment loss of $142.9 million on the remaining nine VLCCs chartered in from Ship Finance. The leasehold interest in these capital leased assets was recorded at fair value at the time of the Merger based on the discounted value of the expected cash flows from the vessels. Based on the deterioration in forecast rates since the Merger, and the reduced remaining useful economic life of the vessels as they approach the end of their leases, the Company has recognised an impairment loss on all of these leased vessels, calculated as the difference between the discounted value of the expected cash flows from the vessels as at December 31, 2017 and the carrying value of the vessels under capital lease at that time.

As of December 31, 2017, the Company held 9 vessels under capital leases (2016: 13 vessels), all of which are leased from Ship Finance. The remaining periods on these leases at December 31, 2017 range from 3 to 9 years. The Company recognized capital lease interest expense in 2017 $26.0 million (2016: $35.4 million). None of these vessels have been subleased under noncancelable operating leases.

20.	EQUITY METHOD INVESTMENTS

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

Frontline 2012's share of earnings from Avance Gas was $2.7 million in 2015. Frontline 2012 received dividends of $4.1 million from Avance Gas in 2015, while accounting for Avance Gas as an equity method investment.

The Company holds no equity method investments as at December 31, 2017.

21.	ACCRUED EXPENSES

(in thousands of $)	2017	2016
Voyage expenses	20,918	13,527
Ship operating expenses	6,758	6,869
Administrative expenses	1,867	1,355
Interest expense	6,297	2,003
Taxes	739	1,671
Drydocking expenses	1,989	—
Other	241	734
	38,809	26,159

22.	OTHER CURRENT LIABILITIES

(in thousands of $)	2017	2016
Deferred charter revenue	1,653	6,302
Other	4,414	3,990
	6,067	10,292

23.	DEBT

(in thousands of $)	2017	2016
U.S. dollar denominated floating rate debt
$500.1 million term loan facility	423,894	461,997
$60.6 million term loan facility	51,062	54,530
$466.5 million term loan facility	297,794	314,315
$109.2 million term loan facility	102,776	53,797
$328.4 million term loan facility	261,354	107,981
$321.6 million term loan facility	246,531	—
$110.5 million term loan facility (ING)	54,483	—
$110.5 million term loan facility (Credit Suisse)	54,162	—
Total U.S. dollar floating rate	1,492,056	992,620
U.S. dollar denominated fixed rate debt
$275.0 million revolving credit facility	90,000	—
Total U.S. dollar fixed rate	90,000	—
Credit facilities	42	11
Secured borrowings	10,312	—
Total debt	1,592,410	992,631
Short term debt and current portion of long term debt	113,076	67,365
Deferred charges	12,260	10,674
Long term portion of debt	1,467,074	914,592

The outstanding debt as of December 31, 2017 is repayable as follows:

(in thousands of $)
2018	113,076
2019	192,793
2020	412,344
2021	410,637
2022	38,242
Thereafter	425,318
1,592,410

$466.5 million term loan facility
During December 2014, the amount of a $136.5 million term loan facility was increased to $466.5 million such that a further ten tranches of $33.0 million, each for a LR2/Aframax tanker newbuilding, could be drawn. The repayment schedule was amended to installments on a quarterly basis, in an amount of $0.4 million for each MR product tanker and $0.4 million for each LR2/Aframax tanker with a balloon payment on the final maturity date in April 2021. In addition the loan margin and commitment fee were amended to 2.05% and 0.82%, respectively. In December 2015, the loan margin was reduced to 1.90%. During 2015, $99.0 million was drawn down on delivery of three LR2/Aframax tankers and $13.1 million was repaid. During, 2016, $192.4 million was drawn down on delivery of six LR2/Aframax tankers and $126.4 million was repaid. The facility is fully drawn down as of December 31, 2017.

$60.6 million term loan facility
In March 2015, Frontline 2012 entered into a $60.6 million term facility to fund the purchase of two second hand vessels. The loan has a term of five years and carries interest at LIBOR plus a margin of 1.80%. Repayments are made on a quarterly basis, each in an amount $0.9 million, with a balloon payment on the final maturity date in March 2021.The facility is fully drawn down as of December 31, 2017.

$500.1 million term loan facility
In December 2015, subsidiaries of the Company signed a new $500.1 million senior secured term loan facility with a number of banks, which matures in December 2020 and carries an interest rate of LIBOR plus a margin of 1.90%. This facility is secured by six VLCCs and six Suezmax tankers. Repayments are made on a quarterly basis, each in an amount $9.5 million, with a balloon payment on the final maturity date in December 2020. The facility is fully drawn down as of December 31, 2017.

$275.0 million revolving credit facility
In June 2016, the Company signed a $275.0 million senior unsecured facility agreement with an affiliate of Hemen, the Company's largest shareholder. The $275.0 million facility carries an interest rate of 6.25%. The facility is available to the Company for a period of 18 months from the first utilization date and is repayable in full on the 18 month anniversary of the first utilization date. There are no scheduled loan repayments before this date. The facility does not include any financial covenants and will be used to part finance the Company's current newbuilding program, partially finance potential acquisitions of newbuildings or vessels on the water and for general corporate purposes.

The Company drew down $90.0 million in the year ended December 31, 2017 and up to $185.0 million remains available and undrawn as at year end. In February 2018 the Company extended the terms of the facility by 12 months. Following the extension, the facility is repayable in November 2019. The balance outstanding is included in long-term debt as at December 31, 2017.

$109.2 million term loan facility
In July 2016, the Company entered into a senior secured term loan facility in an amount of up to $109.2 million with ING Bank. The facility matures on June 30, 2021, carries an interest rate of LIBOR plus a margin of 1.90% and has an amortization profile of 17 years.The Company drew down $54.6 million in the year ended December 31, 2017 in connection with one VLCC delivered in the period. The facility is fully utilized as of December 31, 2017.

$328.4 million term loan facility
In August 2016, the Company signed a senior secured term loan facility in an amount of up to $328.4 million with China Exim Bank. The facility matures in 2029, carries an interest rate of LIBOR plus a margin in line with the Company's other facilities and has an amortization profile of 18 years. The Company drew down $109.0 million in the year ended December 31, 2016 in connection with one LR2 tanker and two Suezmax tanker newbuildings, which were delivered in the year. The Company drew down a further $165.9 million in the year ended December 31, 2017 in connection with two Suezmax tankers and three LR2/Aframax tankers delivered in the year. The facility is fully drawn down as of December 31, 2017.

$110.5 million term loan facility (Credit Suisse)
In December 2016, the Company signed a senior secured term loan facility in an amount of up to $110.5 million with Credit Suisse. The facility matures in 2022, carries an interest rate of LIBOR plus a margin of 1.90% and has an amortization profile of 18 years.The Company drew down $54.9 million in the year ended December 31, 2017 in connection with one VLCC delivered in the period. Up to $54.9 million remains available and undrawn as at year end.

$321.6 million term loan facility
In February 2017, the Company signed a second senior secured term loan facility in an amount of up to $321.6 million. The facility provided by China Exim Bank is insured by China Export and Credit Insurance Corporation. The facility matures in 2033, carries an interest rate of LIBOR plus a margin in line with the Company's other credit facilities and has an amortization profile of 15 years. This facility will be used to part finance eight of our newbuildings and will be secured by four Suezmax tankers and three LR2/Aframax tankers delivered in the year, and an LR2/Aframax newbuilding being delivered in 2018. The Company drew down $252.7 million in the year ended December 31, 2017 in connection with four Suezmax tankers and three LR2/Aframax tanker delivered in the period. Up to $32.0 million remains available and undrawn as at year end.

$110.5 million term loan facility (Credit Suisse)
In June 2017, the Company signed a senior secured term loan facility in an amount of up to $110.5 million with Credit Suisse. The facility matures in 2023, carries an interest rate of LIBOR plus a margin of 1.90% and has an amortization profile of 18 years. The facility will be used to partially finance two of our recent VLCC resales and newbuilding contracts to be delivered in 2018 and 2019. As at December 31, 2017 the full balance remains available and undrawn.

$110.5 million term loan facility (ING)
In June 2017, the Company signed a senior secured term loan facility in an amount of up to $110.5 million with ING. The facility matures in 2023, carries an interest rate of LIBOR plus a margin of 1.90% and has an amortization profile of 18 years. The facility will be used to partially finance two of our recent VLCC resales and newbuilding contracts and will be secured by one VLCC delivered in the year and one VLCC newbuilding being delivered in 2018. The Company drew down $55.3 million in the year ended December 31, 2017 in connection with one VLCC delivered in the period. Up to $55.2 million remains available and undrawn as at year end.

Secured borrowings
In December 2017, the Company sold 1.3 million shares in Golden Ocean, for proceeds of NOK 84.8 million ($10.1 million). At the same time the Company entered into a forward contract to repurchase 1.3 million shares in GOGL in March 2018 for NOK 85.2 million ($10.3 million). The transaction has been accounted for as a secured borrowing, with the shares transferred to 'Marketable securities pledged to creditors' and a liability recorded at December 31, 2017 within debt for $10.3 million, after adjusting for the effect of foreign exchange. The Company is required to post collateral of 20% of the total repurchase price for the duration of the agreement. As at December 31, 2017, 442,384 shares in Avance Gas were held as collateral with the remaining balance being paid to the counterparty as cash collateral in January 2018.

The Company's loan agreements contain loan-to-value clauses, which could require the Company to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, the loan agreements contains certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital and a value adjusted equity covenant. Restricted cash does not include cash balances of $74.0 million (2016: $49.6 million), which are required to be maintained by the financial covenants in our loan facilities, as these amounts are included in "Cash and cash equivalents". Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. Under those circumstances, the Company might not have sufficient funds or other resources to satisfy its obligations. The Company was in compliance with all of the financial covenants contained in the Company's loan agreements as of December 31, 2017.

Assets pledged

(in thousands of $)	2017	2016
Vessels, net,	2,341,069	1,476,889

Deferred charges

(in thousands of $)	2017	2016
Debt arrangement fees	17,490	14,103
Accumulated amortization	(5,230)	(3,429)
	12,260	10,674

During 2017, the Company paid $3.5 million (2016: $9.5 million) with respect to debt arrangement fees.

24.	SHARE CAPITAL

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

The following table summarizes the movement in the number of shares outstanding during the two years ended December 31, 2017;

Outstanding shares at December 31, 2015	781,937,649

Outstanding shares at December 31, 2015 after giving effect to 1-for-5 reverse share split in February 2016	156,386,506
Issue of shares in December 2016	13,422,818
Outstanding shares at December 31, 2016	169,809,324

Outstanding shares at December 31, 2017	169,809,324

The share capital amount in the balance sheet as of December 31, 2015 has not been restated for the 1-for-5 reverse share split.

25.	SHARE OPTIONS

In November 2006, the Company's board of directors approved a share option plan, which was cancelled in 2009 and replaced with the Frontline Ltd. Share Option Scheme, or the Frontline Scheme. The Frontline Scheme permits the board of directors, at its discretion, to grant options to acquire shares in the Company to employees and directors of the Company or its subsidiaries. The subscription price for all options granted under the scheme is reduced by the amount of all dividends declared by the Company in the period from the date of grant until the date the option is exercised, provided the subscription price is never reduced below the par value of the share. The vesting periods of options granted under the plan will be specific to each grant. There is no maximum number of shares authorized for awards of equity share options and authorized, un-issued or treasury shares of the Company may be used to satisfy exercised options.

In July 2016, the Company granted 1,170,000 share options, with an exercise price of $8.00 per share, to directors and officers in accordance with the terms of the Frontline Scheme. One third of the options vest over one year, one third vest over two years and one third vest over three years. The options have a five year term.

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

The initial exercise price of these options was $8.00 per option and is reduced by the amount of dividends paid after the date of grant. As at December 31, 2017, the exercise price of the options granted in July 2016 was $7.40 and the Company's share price was $4.59. As at December 31, 2017, 390,000 shares had vested. None of these share options had expired or been forfeited at December 31, 2017. As at December 31, 2017, there was $1.2 million in unrecognized stock compensation expense related to non-vested options. As at December 31, 2016, there was $3.3 million in unrecognized stock compensation expense related to non-vested options. Stock compensation expense of $2.1 million was recognized in 2017 (2016: $1.4 million).

The weighted average grant-date fair value of the options granted in 2016 was $4.06 per share.

26.	FINANCIAL INSTRUMENTS

Interest rate swap agreements
In February 2013, Frontline 2012 entered into six interest rate swaps with Nordea Bank whereby the floating interest rate on an original principal amount of $260 million of the then anticipated debt on 12 MR product tanker newbuildings was switched to fixed rate. Six of these newbuildings were subsequently financed from the $466.5 million term loan facility. In February 2016, the Company entered into an interest rate swap with DNB whereby the floating interest on notional debt of $150.0 million was switched to fixed rate. The contract has a forward start date of February 2019. The aggregate fair value of these swaps at December 31, 2017 was a receivable of $4.5 million (2016: receivable of $4.4 million). The fair value (level 2) of the Company’s interest rate swap agreements is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves and the current credit worthiness of both the Company and the derivative counterparty. The estimated amount is the present value of future cash flows. The Company recorded a gain on these interest rate swaps of $0.8 million in 2017 (2016: gain of $1.9 million).

The interest rate swaps are not designated as hedges and are summarized as at December 31, 2017 as follows:

Notional Amount	Inception Date	Maturity Date	Fixed Interest Rate
($000s)
15,925	June 2013	June 2020	1.4025%
47,357	September 2013	September 2020	1.5035%
80,233	December 2013	December 2020	1.6015%
15,434	March 2014	March 2021	1.6998%
15,777	June 2014	June 2021	1.7995%
16,120	September 2014	September 2021	1.9070%
150,000	February 2016	February 2026	2.1970%
340,846

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

Bunker swap agreements
From time to time, the Company may enter into bunker swap agreements to hedge the cost of its fuel costs. In August 2015, the Company entered into four bunker swap agreements whereby the fixed rate on 4,000 metric tons per calendar month was switched to a floating rate. The Company is then exposed to fluctuations in bunker prices, as the cargo contract price is based on an assumed bunker price for the trade. There is no guarantee that the hedge removes all the risk from the bunker exposure, due to possible differences in location and timing of the bunkering between the physical and financial position. The contracts ended in December 2016.

The fair value of these swaps at December 31, 2017 and 2016 was nil. The fair value (level 2) is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account, as applicable forward rate curves and the current credit worthiness of both the Company and the derivative counterparty. The estimated amount is the present value of future cash flows. The Company recorded a gain of $1.9 million in 2016 (2015: loss of $2.3 million).

Fair Values
The carrying value and estimated fair value of the Company's financial instruments as of December 31, 2017 and 2016 are as follows:

	2017		2016
(in thousands of $)	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:
Cash and cash equivalents	104,145	104,145	202,402	202,402
Restricted cash	741	741	677	677
Liabilities:
Floating rate debt	1,492,099	1,492,099	992,631	992,631
Fixed rate debt	100,312	99,865	—	—

The estimated fair value of financial assets and liabilities are as follows:

(in thousands of $)	2017 Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	104,145	104,145	—	—
Restricted cash	741	741	—	—
Liabilities:
Floating rate debt	1,492,099	—	1,492,099	—
Fixed rate debt	99,865	—	10,312	89,553

(in thousands of $)	2016 Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	202,402	202,402	—	—
Restricted cash	677	677	—	—
Liabilities:
Floating rate debt	992,631	—	992,631	—

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

Fixed rate debt - short term debt held with a third party bank has been valued using level two inputs, the remaining fixed rate debt has been determined using level 3 inputs being the discounted expected cash flows of the outstanding debt.

Assets Measured at Fair Value on a Nonrecurring Basis
See Note 4 for a summary of the estimated fair values of the assets acquired and liabilities assumed on the Merger.

At December 31, 2017 the nine vessels held under capital lease, all of which are leased from Ship Finance, were measured at a combined fair value of $251.7 million, which was determined using level three inputs being the discounted expected cash flows from the leased vessels at December 31, 2017.

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

Nonrecurring fair value measurements include a goodwill impairment assessment completed during the year. The impairment test used Level 1, Level 2 and Level 3 inputs. See note 5.

Assets Measured at Fair Value on a Recurring Basis
Marketable securities are listed equity securities considered to be available-for-sale securities for which the fair value as at the balance sheet date is their aggregate market value based on quoted market prices (level 1).

The fair value (level 2) of interest rate agreements is the present value of the estimated future cash flows that the Company would receive or pay to terminate the agreements at the balance sheet date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves and the credit worthiness of both the Company and the derivative counterparty.

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

We transact business with the following related parties, being companies in which Hemen and companies associated with Hemen have a significant interest: Ship Finance, Seadrill Limited, Seatankers Management Norway AS, GHL Finance Limited, Golden Ocean Group Limited, Arcadia Petroleum Limited, Deep Sea Supply Plc, Seatankers Management Co. Ltd, or Seatankers Management, Archer Limited, North Atlantic Drilling Ltd, Sterna Finance Limited and Flex LNG Limited. In November 2014, Highlander Tankers AS, or Highlander Tankers, post fixture managers for the Company became a related party as Robert Hvide Macleod, the owner and director of Highlander Tankers, was appointed the Chief Executive Officer of Frontline Management AS. Frontline 2012 and the Company (and its subsidiaries) were related parties prior to the Merger. In October 2014, VLCC Chartering Ltd, or VLCC Chartering, was set up as a joint venture between the Company and Tankers International LLC, or TI. VLCC Chartering provides chartering services to the combined fleets of the Company and TI.

Transactions with the Company
Frontline Management (Bermuda) Limited, a wholly owned subsidiary of the Company, was providing all management services to Frontline 2012 up to the Merger and management fees of $3.6 million were incurred in the eleven months ended November 30, 2015. These costs are recorded in administrative expenses in the Consolidated Statement of Operations.

Newbuilding supervision fees of $4.1 million were charged to Frontline 2012 by the Company in the eleven months ended November 30, 2015.

Technical management fees of $1.8 million were charged to Frontline 2012 by SeaTeam Management Pte. Ltd, a majority owned subsidiary of the Company, in the eleven months ended November 30, 2015.

Highlander Tankers Transactions

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

Ship Finance Transactions

Ship Finance are the counterparty to all vessels we hold as Vessels Under Capital Lease, further information can be found in note 19.

In the year ended December 31, 2017 we terminated the leases on two VLCCs and two Suezmax tankers. In the year ended December 31, 2016 we terminated the lease on one VLCC. In the year ended December 31, 2015 we terminated the lease on one Suezmax tanker. Further information on the gain (loss) on termination of leases can be found in note 19.

In December 2015, the Company paid the remaining outstanding balance on the loan notes due to Ship Finance, which were issued on the early termination of the leases for the VLCCs Front Champion, Golden Victory, Front Comanche, Front Commerce and Front Opalia. $113.2 million was paid comprising principal of $112.7 million and accrued interest of $0.5 million.

A summary of leasing transactions with Ship Finance in the years ended December 31, 2017, 2016 (all of which were in the period subsequent to the Merger) and 2015 are as follows;

(in thousands of $)	2017	2016	2015
Charter hire paid (principal and interest)	75,055	93,545	8,355
Lease termination receipt	—	—	3,266
Lease termination payments	(19,006)	(293)	—
Lease interest expense	25,980	35,417	3,357
Contingent rental income	(26,148)	(18,621)	—
Remaining lease obligation	299,016	422,600	533,251

Contingent rental income in 2017 is due to the fact that the actual profit share expense earned by Ship Finance in 2017 of $5.6 million was $26.1 million less than the amount accrued in the lease obligation payable when the leases were recorded at fair value at the time of the Merger.

In January 2014, Frontline 2012 commenced a pooling arrangement with Ship Finance, between two of its Suezmax tankers Front Odin and Front Njord and two Ship Finance vessels Glorycrown and Everbright. Frontline 2012 recognized an expense of $2.1 million in 2017 in relation to the pooling arrangement which is payable to Ship Finance (2016: expense of $0.9 million, 2015: income of $1.4 million).

In 2013, Frontline 2012 and Ship Finance entered into a joint project between four of Frontline 2012's vessels Front Odin, Front Njord, Front Thor, Front Loki and the two Ship Finance vessels Glorycrown and Everbright. All costs in relation to the conversion to be shared on a pro-rata basis. At December 31, 2017, the Company is not owed any amounts by Ship Finance in respect of this project (2016: nil).

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

The Company entered into a Services Agreement with Seatankers Management, effective January 1, 2016, and was charged $0.6 million in the year ended December 31, 2017 (2016: $0.7 million) for the provision of advisory and other support services.

Transactions with other affiliates of Hemen
In June 2016, the Company signed a $275.0 million senior unsecured facility agreement with, an affiliate of Hemen, the Company's largest shareholder. The Company drew down $90.0 million in the year ended December 31, 2017 from the facility and up to $185.0 million remains available and undrawn as at year end. In February 2018 the Company extended the terms of the facility by 12 months. Following the extension, the facility is repayable in November 2019.

A summary of net amounts earned (incurred) from related parties for the years ended December 31, 2017, 2016 and 2015 are as follows:

(in thousands of $)	2017	2016	2015
Seatankers Management Co. Ltd	3,420	6,057	460
Ship Finance International Limited	3,473	1,552	(1,226)
Golden Ocean Group Limited	6,671	9,387	1,246
Seatankers Management Norway AS	767	919	(89)
Arcadia Petroleum Limited	—	929	31
Seadrill Limited	470	656	84
Archer Limited	238	235	40
Flex LNG Limited	4,432	1,204	—
Deep Sea Supply Plc	67	130	32
North Atlantic Drilling Ltd	37	48	16
Frontline companies (prior to the Merger)	—	—	(9,562)

Net amounts earned from other related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily rental for office space.

Related party balances
A summary of balances due from related parties at December 31, 2017 and 2016 is as follows:

(in thousands of $)	2017	2016
Ship Finance International Limited	1,239	1,077
Seatankers Management Co. Ltd	52	1,060
Archer Ltd	88	54
VLCC Chartering Ltd	81	47
Golden Ocean Group Limited	1,953	1,151
Seadrill Limited	489	597
Deep Sea Supply Plc	68	67
Arcadia Petroleum Limited	—	198
Flex LNG Limited	979	741
North Atlantic Drilling Ltd	103	103
Other related parties	16	—
	5,068	5,095

A summary of balances due to related parties at December 31, 2017 and 2016 is as follows:

(in thousands of $)	2017	2016
Ship Finance International Limited	6,349	15,495
Seatankers Management Co. Ltd	1,345	972
Seadrill Limited	—	5
Golden Ocean Group Limited	1,227	1,631
	8,921	18,103

28.	COMMITMENTS AND CONTINGENCIES

As of December 31, 2017, the Company's newbuilding program comprised four VLCCs and one LR2/Aframax tanker newbuildings. As of December 31, 2017, total installments of $76.9 million had been paid and the remaining installments to be paid amounted to $305.4 million, of which $252.0 million is due in 2018 and $53.4 million is due in 2019.

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

Following assignments of two property leases in 2015, each to a related party, a subsidiary of the Company has guaranteed the remaining outstanding payments due under the leases of approximately $7.9 million as of December 31, 2017 (2016: approximately $8.3 million). The Company does not believe that it will be required to make any payments under these guarantees and has not recorded a liability in the balance sheet in this respect.

29.	SUPPLEMENTAL INFORMATION

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

During 2016, the Company agreed with Ship Finance to terminate the long term charter for two vessels. The Company recognized a reduction in capital lease obligations of $27.1 million in the year ended December 31, 2016 and $24.6 million in the year ended December 31, 2017 in respect of these vessels.

During 2017, the Company agreed with Ship Finance to terminate the long term charter for three vessels. The Company recognized a reduction in capital lease obligations of $53.2 million in the year ended December 31, 2017 in respect of these vessels.

Further information on the termination of long term charters with Ship Finance can be found in note 19.

30.	SUBSEQUENT EVENTS

In January 2018, the Company took delivery of the VLCC newbuildings Front Empire and Front Princess and the LR2/Aframax newbuilding Front Polaris.

In February 2018 the Company extended the terms of its senior unsecured loan facility of up to $275.0 million with an affiliate of Hemen Holding Ltd by 12 months. Following the extension, the facility is repayable in November 2019.

In the first quarter of 2018, the Company sold 4.7 million shares in DHT for total consideration of $17.8 million. All shares held in DHT have now been disposed of.

In February 2018, the Company agreed with Ship Finance to terminate the long-term charter for the 1999-built VLCC Front Circassia upon the sale and delivery of the vessel by Ship Finance to an unrelated third party. The charter with Ship Finance terminated in February and the charter counter party Frontline Shipping Limited; a non recourse subsidiary of Frontline, has agreed to pay a compensation of approximately $8.9 million for the termination of the charter to Ship Finance, which will be recorded as an interest-bearing note payable by FSL. The termination will reduce obligations under capital leases by approx. $20.6 million. The Company expects to record a loss on termination, including this termination payment, of $5.5 million in the first quarter of 2018.