Form 20-F
period 2018-12-31
FRONTLINE LTD /
filed 2019-03-28
CIK 913290

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2018
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________________ to _________________
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________________________

Commission file number	001-16601

Frontline Ltd.
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

Bermuda
(Jurisdiction of incorporation or organization)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

James Ayers, Telephone: (1) 441 295 6935, Facsimile: (1) 441 295 3494, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
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

169,821,192 Ordinary Shares, Par Value $1.00 Per Share

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

Yes ☒                                            No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

Frontline Ltd. and its subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This annual report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance, and are not intended to give any assurance as to future results. When used in this document, the words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this annual report are based upon various assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. Except to the extent required by applicable law or regulation we undertake no obligation to release publicly any revisions or updates to any of these forward-looking statements to reflect events or circumstances, whether as a result of new information, future events or otherwise, after the date of this annual report.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Throughout this annual report, the "Company," "we," "us" and "our" all refer to Frontline Ltd. and its subsidiaries. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons, which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. The Company operates oil tankers of two sizes: very large crude carriers, or VLCCs, which are between 200,000 and 320,000 dwt, and Suezmax tankers, which are vessels between 120,000 and 170,000 dwt. The Company also operates LR2/Aframax tankers, which are clean product tankers and range in size from 111,000 to 115,000 dwt. Unless otherwise indicated, all references to "USD," "US$" and "$" in this annual report are U.S. dollars.

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

The selected statement of operations data of the Company with respect to the fiscal years ended December 31, 2018, 2017 and 2016 and the selected balance sheet data of the Company as of December 31, 2018, and 2017, have been derived from the Company's consolidated financial statements included herein and should be read in conjunction with such statements and the notes thereto. The selected balance sheet data as of December 31, 2016, and 2015 have been derived from consolidated financial statements of the Company not included herein. The selected statement of operations data with respect to the fiscal year ended December 31, 2015, has been derived from consolidated financial statements of the Company not included herein. The selected statement of operations data with respect to the fiscal year ended December 31, 2014, and the selected balance sheet data as of December 31, 2014 have been derived from consolidated financial statements of Frontline 2012 not included herein.

The following table should also be read in conjunction with Item 5. "Operating and Financial Review and Prospects" and the Company's consolidated financial statements and notes thereto included herein. The Company's accounts are maintained in U.S. dollars.

	Fiscal year ended December 31,
	2018	2017	2016	2015	2014
(in thousands of $, except ordinary shares, per share data and ratios)
Statement of Operations Data (1):
Total operating revenues (2)	742,266	646,326	754,306	458,934	241,826
Total operating expenses	669,761	844,978	574,142	280,639	190,103
Net operating income (loss)	82,711	(196,271)	177,481	287,218	120,712
Net (loss) income from continuing operations	(8,398)	(264,322)	117,514	255,386	137,414
Net (loss) income from discontinued operations after non-controlling interest	—	—	—	(100,701)	12,055
Net (loss) income attributable to the Company	(8,880)	(264,861)	117,010	154,624	149,469
Basic and diluted (loss) earnings per share attributable to the Company from continuing operations (3)	$(0.05)	$(1.56)	$0.75	$2.13	$1.10
Basic and diluted (loss) earnings per share attributable to the Company from discontinued operations (3)	$—	$—	$—	$(0.84)	$0.10
Basic and diluted (loss) earnings per share attributable to the Company (3)	$(0.05)	$(1.56)	$0.75	$1.29	$1.19
Dividends per share declared (3) (4)	$—	$0.30	$1.05	$0.25	$4.46

	Fiscal year ended December 31,
	2018	2017	2016	2015	2014
(in thousands of $, except ordinary shares and ratios)
Balance Sheet Data (at end of year) (1):
Cash and cash equivalents	66,484	104,145	202,402	264,524	235,801
Newbuildings	52,254	79,602	308,324	266,233	227,050
Vessels and equipment, net	2,476,755	2,342,130	1,477,395	1,189,198	861,919
Vessels and equipment under capital lease, net	90,676	251,698	536,433	694,226	—
Investment in associated company	6,246	—	—	—	59,448
Total assets	3,077,841	3,133,728	2,966,317	2,883,468	2,497,005
Short-term debt and current portion of long-term debt	120,479	113,078	67,365	57,575	44,052
Current portion of obligations under capital leases	11,854	43,316	56,505	89,798	—
Long-term debt (8)	1,610,293	1,467,074	914,592	745,695	468,760
Obligations under capital leases	87,930	255,700	366,095	446,553	—
Share capital	169,821	169,809	169,809	781,938	635,205
Total equity attributable to the Company	1,163,800	1,187,308	1,499,601	1,446,282	1,123,580
Ordinary shares outstanding (000s) (3)	169,821	169,809	169,809	156,387	116,712
Weighted average ordinary shares outstanding (000s) (3)	169,810	169,809	156,973	120,082	125,189
Other Financial Data:
Equity to assets ratio (percentage) (5)	37.8%	37.9%	50.6%	50.2%	45.0%
Debt to equity ratio (6)	1.6	1.6	0.9	0.9	0.5
Price earnings ratio (7)	(110.6)	(2.9)	9.5	11.6	8.8
Time charter equivalent revenue (9)	339,196	365,059	566,701	342,773	136,503

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

2.
The Company adopted ASC 606 effective from January 1, 2018. Prior periods have not been restated for the impact of this standard, see Note 3 to our Consolidated Financial Statements for an explanation of the impact of the adoption of ASC 606.

3.
Earnings and dividends per share amounts, the number of ordinary shares outstanding and the weighted average ordinary shares outstanding have been restated to reflect the effect of the reverse business acquisition on November 30, 2015 and the 1-for-5 reverse share split that was effected on February 3, 2016.

4.
In June 2015, Frontline 2012 paid a stock dividend consisting of 75.4 million Golden Ocean shares. In March 2015, Frontline 2012 paid a stock dividend consisting of 4.1 million shares of Avance Gas Holding Limited, or Avance Gas.

5.	Equity-to-assets ratio is calculated as total equity attributable to the Company divided by total assets.

6.	Debt-to-equity ratio is calculated as total interest bearing current and long-term liabilities, including obligations under capital leases, divided by total equity attributable to the Company.

7.
Price earnings ratio is calculated by dividing the closing year end share price by basic earnings per share attributable to the Company. For 2014 the price earnings ratio has been calculated by dividing the closing year end share price for Frontline 2012 by basic earnings per share attributable to the Company. Each year end share price has been adjusted for the 1-for-5 reverse share split in February 2016 and the share price at the end of 2014 has been adjusted for the share exchange ratio in the Merger.

8.
The Company has recorded debt issuance costs (i.e. deferred charges) as a direct deduction from the carrying amount of the related debt rather than as an asset following its adoption of Accounting Standards Update 2015-03 and has applied this on a retrospective basis for all periods presented.

9.	A reconciliation of time charter equivalent revenues to total operating revenues as reflected in the Consolidated Statements of Operations is as follows:

(in thousands of $)	2018	2017	2016	2015	2014
Total operating revenues	742,266	646,326	754,306	458,934	241,826
Less:
Finance lease interest income	(1,293)	(1,748)	(2,194)	(577)	—
Other income	(24,005)	(20,185)	(23,770)	(5,878)	(1,615)
Voyage expenses and commissions	(377,772)	(259,334)	(161,641)	(109,706)	(103,708)
Time charter equivalent revenue	339,196	365,059	566,701	342,773	136,503

Consistent with general practice in the shipping industry, the Company uses time charter equivalent revenue, or TCE, which represents operating revenues less other income and voyage expenses, as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. Time charter equivalent revenue, a non-GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable GAAP measure, because it assists Company management in making decisions regarding the deployment and use of its vessels and in evaluating the Company's financial performance.

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

We are engaged in the seaborne transportation of crude oil and oil products. The following summarizes the risks that may materially affect our business, financial condition or results of operations.
Risks Related to Our Industry
If the tanker industry, which historically has been cyclical and volatile, declines in the future, our revenues, earnings and available cash flow may be adversely affected
Historically, the tanker industry has been highly cyclical, with volatility in profitability, charter rates and asset values resulting from changes in the supply of, and demand for, tanker capacity and changes in the supply of and demand for oil and oil products. These factors may adversely affect the rates payable and the amounts we receive in respect of our vessels. Our ability to re-charter our vessels on the expiration or termination of their current spot and time charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker market and we cannot guarantee that any renewal or replacement charters we enter into will be sufficient to allow us to operate our vessels profitably.
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

•	currency exchange rates;

•	weather and acts of God and natural disasters;

•	competition from alternative sources of energy and from other shipping companies and other modes of transport;

•	international sanctions, embargoes, import and export restrictions, nationalizations, piracy and wars; and

•	regulatory changes including regulations adopted by supranational authorities and/or industry bodies, such as safety and environmental regulations and requirements by major oil companies.

The factors that influence the supply of tanker capacity include:

•	current and expected purchase orders for tankers;

•	the number of tanker newbuilding deliveries;

•	any potential delays in the delivery of newbuilding vessels and/or cancellations of newbuilding orders;

•	the scrapping rate of older tankers;

•	technological advances in tanker design and capacity;

•	tanker freight rates, which are affected by factors that may affect the rate of newbuilding, swapping and laying up of tankers;

•	port and canal congestion;

•	slow-steaming of vessels;

•	price of steel and vessel equipment;

•	conversion of tankers to other uses or conversion of other vessels to tankers;

•	the number of tankers that are out of service; and

•	changes in environmental and other regulations that may limit the useful lives of tankers.

The factors affecting the supply and demand for tankers have been volatile and are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable, including those discussed above. Market conditions were volatile in 2018 and continued volatility may reduce demand for transportation of oil over longer distances and increase supply of tankers to carry that oil, which may have a material adverse effect on our business, financial condition, results of operations, cash flows, ability to pay dividends and existing contractual obligations.

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
There is a risk that our vessels will call at ports where smugglers may attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims which could have an adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.
Technological innovation could reduce our charterhire income and the value of our vessels.
The charterhire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new tankers are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charterhire payments we receive for our vessels and the resale value of our vessels could significantly decrease. This could have an adverse effect on our results of operations, cash flows, financial condition and ability to pay dividends.

.
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
Risks Related to Shipping Generally
Risks involved with operating ocean-going vessels could result in the loss of life or harm to our seafarers, or affect our business and reputation, which could have a material adverse effect on our results of operations and financial condition
The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:

•	loss of life or harm to seafarers;

•	a marine disaster;

•	terrorism;

•	environmental accidents;

•	cargo and property losses or damage; and

•	business interruptions caused by mechanical failure, human error, war, terrorism, piracy, political action in various countries, labor strikes, or adverse weather conditions.

Any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an accident or oil spill or other environmental disaster may harm our reputation as a safe and reliable tanker operator.
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
In Europe, large sovereign debts and fiscal deficits, low growth prospects and high unemployment rates in a number of countries have contributed to the rise of Eurosceptic parties, which would like their countries to leave the Euro. The exit of the United Kingdom from the European Union and potential new trade policies in the United States further increase the risk of additional trade protectionism. The United Kingdom’s decision to leave the European Union following a referendum in June 2016, or Brexit, contributes to considerable uncertainty concerning the current and future economic environment. Brexit could adversely affect European or worldwide political, regulatory, economic or market conditions and could contribute to instability in global political institutions, regulatory agencies and financial markets. We believe that these effects of Brexit won’t materially affect our business, results of operations and financial condition.

Continued economic slowdown in the Asia Pacific region, especially in China, may exacerbate the effect on us of the recent slowdown in the rest of the world. In recent history, China has had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China's GDP for the year ended December 31, 2018, however, is estimated to be around 6.6%, down from the growth rate of 6.9% for the year ended December 31, 2017. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future. Our financial condition and results of operations, as well as our future prospects, would likely be impeded by a continuing or worsening economic downturn in any of these countries.

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
Further, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, leaders in the United States have indicated the United States may seek to implement more protective trade measures. President Trump was elected on a platform promoting trade protectionism. The results of the presidential election have thus created significant uncertainty about the future relationship between the United States, China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. For example, on January 23, 2017, President Trump signed an executive order withdrawing the United States from the Trans-Pacific Partnership, a global trade agreement intended to include the United States, Canada, Mexico, Peru and a number of Asian countries. In March 2018, President Trump announced tariffs on imported steel and aluminum into the United States that could have a negative impact on international trade generally. Most recently, in January 2019, the United States announced expanded sanctions against Venezuela, which may have an effect on its oil output and in turn affect global oil supply. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations and financial condition.

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
Our vessels may call at ports located in countries that are subject to restrictions imposed by the U.S. or other governments, which could adversely affect our reputation and the market for our ordinary shares
From time to time on charterers' instructions, our vessels may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the U.S. government as state sponsors of terrorism. In the past, certain of our vessels have made port calls to Iran and six of our vessels made six port calls in total to Iran during 2018. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. With effect from July 1, 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to companies, such as ours, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, on May 1, 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.
On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the “Joint Plan of Action”, or JPOA. Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the U.S. and EU would voluntarily suspend certain sanctions for a period of six months. On January 20, 2014, the U.S. and E.U. indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures included, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014. The JPOA was subsequently extended twice.
On July 14, 2015, the P5+1 and the EU announced that they reached a landmark agreement with Iran titled the Joint Comprehensive Plan of Action Regarding the Islamic Republic of Iran’s Nuclear Program, or JCPOA, which is intended to significantly restrict Iran’s ability to develop and produce nuclear weapons for 10 years while simultaneously easing sanctions directed toward non-U.S. persons for conduct involving Iran, but taking place outside of U.S. jurisdiction and does not involve U.S. persons. On January 16, 2016, or Implementation Day, the United States joined the EU and the UN in lifting a significant number of their nuclear-related sanctions on Iran following an announcement by the International Atomic Energy Agency, or IAEA, that Iran had satisfied its respective obligations under the JCPOA.
U.S. sanctions prohibiting certain conduct that was permitted under the JCPOA were not actually repealed or permanently terminated. Rather, the U.S. government implemented changes to the sanctions regime by: (1) issuing waivers of certain statutory sanctions provisions; (2) committing to refrain from exercising certain discretionary sanctions authorities; (3) removing certain individuals and entities from OFAC's sanctions lists; and (4) revoking certain Executive Orders and specified sections of Executive Orders. These sanctions were not to be permanently "lifted" until the earlier of “Transition Day,” set to occur on October 20, 2023, or upon a report from the IAEA stating that all nuclear material in Iran is being used for peaceful activities. On October 13, 2017, President Trump announced that he would not certify Iran’s compliance with the JCPOA. This did not withdraw the U.S. from the JCPOA or reinstate any sanctions. On May 8, 2018, President Trump announced his decision to cease U.S. participation in the JCPOA and to reimpose the U.S. nuclear-related sanctions that were previously lifted, following two wind-

down periods. The second wind-down period ended on November 4, 2018.
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
The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the IOPP renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ships constructed on or after September 8, 2017 are to comply with the D-2 standards on or after September 8, 2017. We currently have 18 vessels that do not comply with the updated guideline as of December 31, 2018 and costs of compliance may be substantial and adversely affect our revenues and profitability.
Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit, or VGP program and the U.S. National Invasive Species Act, or NISA, are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act, or VIDA, which was signed into law on December 4, 2018, requires that the U.S. Coast Guard develop implementation, compliance, and enforcement regulations regarding ballast water within two years. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.

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
Risks Related to Our Business
We may be unable to comply with the covenants contained in our loan agreement, which could affect our ability to conduct our business
As of December 31, 2018, we had $1,740.6 million of outstanding debt. Certain of our debt facilities require us or our subsidiaries to maintain the following financial covenants; minimum value of vessels, value-adjusted equity, positive working capital, and a certain level of free cash.
Because some of these ratios are dependent on the market value of vessels, should vessel values materially decline in the future, we may be required to take action to reduce our debt, provide additional security or to act in a manner contrary to our business objectives to meet any such financial ratios and satisfy any such financial covenants. Events beyond our control, including changes in the economic and business conditions in the shipping markets in which we operate, may affect our ability to comply with these covenants. We cannot assure you that we will meet these ratios or satisfy our financial or other covenants or that our lenders will waive any failure to do so.
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
Delays or defaults by the shipyards in the construction of our newbuildings could increase our expenses and diminish our net income and cash flows
As of December 31, 2018, we had contracts for two newbuilding vessels. One vessel was delivered in January 2019 and one is expected to be delivered in April 2019. Vessel construction projects are generally subject to risks of delay that are inherent in any large construction project, which may be caused by numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions or any other events of force majeure. Significant delays could adversely affect our financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel, and we will continue to incur costs and expenses related to delayed vessels, such as supervision expense and interest expense for the issued and outstanding debt.
We are dependent on the spot market and any decrease in spot market rates in the future may adversely affect our earnings and our ability to pay dividends
As of December 31, 2018, 50 of the 51 vessels, which are owned, leased or chartered-in by us, were employed in the spot market or on short-term or variable rate time charters, and we are therefore exposed to fluctuations in spot market charter rates. Historically, the tanker market has been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. The spot market may fluctuate significantly based upon supply and demand of vessels and cargoes. The successful operation of our vessels in the competitive spot market depends upon, among other things, obtaining profitable charters and minimizing, to the extent possible, time spent waiting for charters and time spent in ballast. The spot market is very volatile, and, in the past, there have been periods when spot rates have declined below the operating cost of vessels. If future spot market rates decline, then we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or to pay dividends in the future. Furthermore, as charter rates in the spot market are fixed for a single voyage, which may last up to several weeks, during periods in which charter rates are rising, we will generally experience delays in realizing the benefits from such increases.
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
The operation of tankers involves certain unique operational risks
The operation of tankers has unique operational risks associated with the transportation of oil.  An oil spill may cause significant environmental damage, and a catastrophic spill could exceed the insurance coverage available. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in tankers.
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
Purchasing and operating secondhand vessels may result in increased operating costs and vessels off-hire, which could adversely affect our earnings
Even following a physical inspection of secondhand vessels prior to purchase, we do not have the same knowledge about their condition and cost of any required (or anticipated) repairs that we would have had if these vessels had been built for and operated exclusively by us. Accordingly, we may not discover defects or other problems with such vessels prior to purchase. Any such hidden defects or problems, when detected may be expensive to repair, and if not detected, may result in accidents or other incidents for which we may become liable to third parties. Also, when purchasing previously owned vessels, we typically do not receive the benefit of any builder warranties if the vessels we buy are older than one year.
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

Volatility of LIBOR and potential changes of the use of LIBOR as a benchmark could affect our profitability, earnings and cash flow.

London Interbank Offered Rate, or LIBOR, is the subject of recent national, international and other regulatory guidance and proposals for reform. These reforms and other pressures may cause LIBOR to be eliminated or to perform differently than in the past. The consequences of these developments cannot be entirely predicted, but could include an increase in the cost of our variable rate indebtedness and obligations. LIBOR has been volatile in the past, with the spread between LIBOR and the prime lending rate widening significantly at times. Because the interest rates borne by a majority of our outstanding indebtedness fluctuates with changes in LIBOR, significant changes in LIBOR would have a material effect on the amount of interest payable on our debt, which in turn, could have an adverse effect on our financial condition.

Furthermore, interest in most financing agreements in our industry has been based on published LIBOR rates. Recently, however, there is uncertainty relating to the LIBOR calculation process, which may result in the phasing out of LIBOR in the future. As a result, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. If we are required to agree to such a provision in future financing agreements, our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow. In addition, the banks currently reporting information used to set LIBOR will likely stop such reporting after 2021, when their commitment to reporting information ends. The Alternative Reference Rate Committee, or “Committee”, a committee convened by the Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or “SOFR.” The impact of such a transition away from LIBOR would be significant for us because of our substantial indebtedness.

Because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels which may adversely affect our earnings, or could cause us to incur impairment charges

The fair market value of vessels may increase and decrease depending on but not limited to the following factors:

•	general economic and market conditions affecting the shipping industry;

•	the balance between supply of and demand for vessels of a certain size;

•	competition from other shipping companies;

•	types and sizes of vessels;

•	the availability of other modes of transportation;

•	cost of newbuildings;

•	shipyard capacity;

•	governmental or other regulations;

•	age of vessels;

•	prevailing level of charter rates;

•	the need to upgrade secondhand and previously owned vessels as a result of charterer requirements; and

•	technological advances in vessel design or equipment or otherwise.

During the period a vessel is subject to a time charter, we will not be permitted to sell it to take advantage of increases in vessel values without the charterers' agreement. If we sell a vessel at a time when ship prices have fallen, the sale may be at less than the vessel's carrying amount on our financial statements, with the result that we could incur a loss and a reduction in earnings. In addition, if we determine at any time that a vessel's future limited useful life and earnings require us to impair its value on our financial statements, that could result in a charge against our earnings and a reduction of our shareholders' equity. It is possible that the market value of our vessels will decline in the future and could adversely affect our ability to comply with current or future financial covenants contained in our loan agreements or other financing arrangements. Any impairment charges incurred as a result of declines in charter rates and other market deterioration could negatively affect our business, financial condition, operating results or the trading price of our ordinary shares.
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
Our time charters may limit our ability to benefit from any improvement in charter rates, and at the same time, our revenues may be adversely affected if we do not successfully employ our vessels on the expiration of our charters
As of December 31, 2018, one of the 51 vessels, which are owned, leased or chartered-in by us, was employed on fixed rate time charter with duration in excess of six months. While our fixed rate time charters generally provide reliable revenues, they also limit the portion of our fleet available for spot market voyages during an upswing in the tanker industry cycle, when spot market voyages might be more profitable. By the same token, we cannot assure you that we will be able to successfully employ our vessels in the future at rates sufficient to allow us to operate our business profitably or meet our obligations. A decline in charter or spot rates or a failure to successfully charter our vessels could have a material adverse effect on our business, financial condition, results of operation and ability to pay dividends.
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
As an exempted company incorporated under Bermuda law, our operations may be subject to economic substance requirements.

On December 5, 2017, following an assessment of the tax policies of various countries by the Code of Conduct Group for Business Taxation of the European Union (the “COCG”), the Council of the EU approved and published Council conclusions containing a list of non-cooperative jurisdictions for tax purposes (the “Conclusions”). Although not considered so-called “non-cooperative jurisdictions,” certain countries, including Bermuda, were listed as having “tax regimes that facilitate offshore structures which attract profits without real economic activity.” In connection with the Conclusions, and to avoid being placed on the list of “non-cooperative jurisdictions,” the government of Bermuda, among others, committed to addressing COCG proposals relating to economic substance for entities doing business in or through their respective jurisdictions and to pass legislation to implement any appropriate changes by the end of 2018.

The Economic Substance Act 2018 and the Economic Substance Regulations 2018 of Bermuda (the “Economic Substance Act” and the “Economic Substance Regulations”, respectively) became operative on December 31, 2018.  The Economic Substance Act applies to every registered entity in Bermuda that engages in a relevant activity and requires that every such entity shall maintain a substantial economic presence in Bermuda. Relevant activities for the purposes of the Economic Substance Act are banking business, insurance business, fund management business, financing business, leasing business, headquarters business, shipping business, distribution and service centre business, intellectual property holding business and conducting business as a holding entity, which may include a pure equity holding entity

The Bermuda Economic Substance Act provides that a registered entity that carries on a relevant activity complies with economic substance requirements if (a) it is directed and managed in Bermuda, (b) its core income-generating activities (as may be prescribed) are undertaken in Bermuda with respect to the relevant activity, (c) it maintains adequate physical presence in Bermuda, (d) it has adequate full time employees in Bermuda with suitable qualifications and (e) it incurs adequate operating expenditure in Bermuda in relation to the relevant activity.

A registered entity that carries on a relevant activity is obliged under the Bermuda Economic Substance Act to file a declaration in the prescribed form (the “Declaration”) with the Registrar of Companies (the “Registrar”) on an annual basis.

The Economic Substance Regulations provide that minimum economic substance requirements shall apply in relation to an entity if the entity is a pure equity holding entity which only holds or manages equity participations, and earns passive income from dividends, distributions, capital gains and other incidental income only. The minimum economic substance requirements include a) compliance with applicable corporate governance requirements set forth in the Bermuda Companies Act 1981 including keeping records of account, books and papers and financial statements and b) submission of an annual economic substance declaration form. Additionally, the Economic Substance Regulations provide that a pure equity holding entity complies with economic substance requirements where it also has adequate employees for holding and managing equity participations, and adequate premises in Bermuda.

If we fail to comply with our obligations under the Bermuda Economic Substance Act or any similar law applicable to us in any other jurisdictions, we could be subject to financial penalties and spontaneous disclosure of information to foreign tax officials in related jurisdictions and may be struck from the register of companies in Bermuda or such other jurisdiction. Any of these actions could have a material adverse effect on our business, financial condition and results of operations.

On March 12, 2019, Bermuda was placed by the EU on its list of non-cooperative jurisdictions for tax purposes due to an issue with Bermuda's economic substance legislation which was not resolved in time for the EU's deadline. At present, the impact of being included on the list of non-cooperative jurisdictions for tax purposes is unclear. While Bermuda has now amended its legislation which the Bermuda Government has stated has addressed this issue and expects to be removed from the list of non-cooperative jurisdictions at the EU's Economic and Financial Affairs Council's next meeting which is scheduled to be in May 2019, there can be no assurance that Bermuda will be removed from such list. If Bermuda is not removed from the list and sanctions or other financial, tax or regulatory measures were applied by European Member States to countries on the list or further economic substance requirements were imposed by Bermuda, our business could be harmed.

Risks Related to Our Company
Incurrence of expenses or liabilities may reduce or eliminate cash distributions
In December 2015, our Board of Directors, or our Board, approved implementing a dividend policy to distribute quarterly dividends to shareholders equal to or close to earnings per share adjusted for non-recurring items. In 2018, we did not declare any dividends. The amount and timing of dividends will depend on our earnings, financial condition, cash position, Bermuda law affecting the payment of distributions and other factors. However, we could incur other expenses or contingent liabilities that would reduce or eliminate the cash available for distribution by us as dividends. In addition, the timing and amount of dividends, if any, is at the discretion of our Board. We cannot guarantee that our Board will declare dividends in the future.
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
We may be required to record a further goodwill impairment loss, which could have a material adverse effect on our results of operations and financial position
We recorded goodwill of $225.3 million in 2015 in connection with the Merger. We are required to assess goodwill for impairment at least on an annual basis, or more frequently, if indicators are present or changes in circumstances suggest that impairment may exist. Our future operating performance may be affected by potential impairment charges related to goodwill. The process of evaluating the potential impairment of goodwill is subjective and requires significant judgment at many points during the analysis. In evaluating the potential for impairment, we make assumptions and estimates regarding revenue projections, growth rates, cash flows, tax rates, and discount rates, which are uncertain and by their nature may vary from actual results and are based on factors that are beyond our control.
In 2017 our assessment of goodwill for impairment resulted in us recording an impairment loss of $112.8 million. As of December 31, 2018, we had $112.5 million of goodwill on our balance sheet. Any further goodwill impairment loss would negatively impact our results of operations and financial position.
The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As of December 31, 2018, the average age of our tanker fleet, owned, leased or chartered-in by us, is approximately four years. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, including environmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions might not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.
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
Hemen may be able to exercise significant influence over us and may have conflicts of interest with our other shareholders
As of December 31, 2018, Hemen Holding Ltd, or Hemen, a Cyprus holding company, indirectly controlled by trusts established by our Chairman and President, Mr. Fredriksen, for the benefit of his immediate family, owns approximately 48.4% of our outstanding ordinary shares. For so long as Hemen owns a significant percentage of our outstanding ordinary shares, it may be able to exercise significant influence over us and will be able to strongly influence the outcome of shareholder votes on other matters, including the adoption or amendment of provisions in our articles of incorporation or bye-laws and approval of possible mergers, amalgamations, control transactions and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, amalgamations, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our ordinary shares. Hemen, may not necessarily act in accordance with the best interests of other shareholders. The interests of Hemen may not coincide with the interests of other holders of our ordinary shares. To the extent that conflicts of interests may arise, Hemen may vote in a manner adverse to us or to you or other holders of our securities.
Certain of our directors, executive officers and major shareholders may have interests that are different from the interests of our other shareholders.

Certain of our directors, executive officers and major shareholders may have interests that are different from, or are in addition to, the interests of our other shareholders. In particular, Hemen Holding Limited, or Hemen, a company indirectly controlled by trusts established by Mr. Fredriksen, our director, for the benefit of his immediate family, and certain of its affiliates, holds 82,145,703, or 48.4%, of our ordinary shares.

Hemen is also a principal shareholder of a number of other large publicly traded companies involved in various sectors of the shipping and oil services industries, or the Hemen Related Companies. In addition, certain of our directors, including Mr. Lorentzon, Mr. Fredriksen, Mr. O'Shaughnessy and Ms. Laurin, also serve on the boards of one or more of the Hemen Related Companies, including but not limited to, Golden Ocean, Ship Finance International Ltd, or Ship Finance, Seadrill Limited, Archer Limited and Flex LNG Ltd.  There may be real or apparent conflicts of interest with respect to matters affecting Hemen and other Hemen Related Companies whose interests in some circumstances may be adverse to our interests.

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
If labor interruptions are not resolved in a timely manner, they could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash
As of December 31, 2018, we employed approximately 145 people in our offices in Bermuda, the United Kingdom, Norway, Singapore and India. We contract with independent ship managers to manage and operate our vessels, including the crewing of those vessels. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out as we expect and could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.
We may not have adequate insurance to compensate us if our vessels are damaged or lost
We procure insurance for our fleet against those risks that we believe the shipping industry commonly insures. These insurances include hull and machinery insurance; protection and indemnity insurance, which include environmental damage and pollution insurance coverage; freight, demurrage and defence insurance, provides cover to shipowners and operators for legal and other costs incurred in relation to disputes that are uninsured; and war risk insurance. We can give no assurance that we will be adequately insured against all risks and we cannot guarantee that any particular claim will be paid.
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
We believe we qualify for this statutory tax exemption for the 2018 taxable year.
However, we may not qualify for exemption under Section 883 in future taxable years. There are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and become subject to United States federal income tax on our United States source shipping income. For example, if Hemen, who we believe to be a non-qualified shareholder, were to, in combination with other non-qualified shareholders with a 5% or greater interest in our ordinary shares, come to own 50% or more of our outstanding ordinary shares for more than half the days during the taxable year, we would not qualify for exemption under Section 883 for such taxable year. Due to the factual nature of the issues involved, there can be no assurances on our tax-exempt status or that of any of our subsidiaries.
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

•	trends in our industry and the markets in which we operate;

•	changes in the market price of the services we provide;

•	the introduction of new technologies or products by us or by our competitors;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	operating results that vary from the expectations of securities analysts and investors;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures, financings or capital commitments;

•	changes in laws and regulations;

•	significant changes in the performance of the stock markets in general;

•	general economic and competitive conditions; and

•	changes in key management personnel.

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

Vessel Acquisitions, Disposals, Redeliveries and Newbuilding Contracts of the Company

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

In November 2016, the Company agreed with Ship Finance to terminate the long term charter for the 1998-built VLCC Front Century upon the sale and delivery of the vessel to a third party. Ship Finance has simultaneously sold the vessel to an unrelated third party. The charter with Ship Finance terminated in March 2017. The Company agreed to a compensation payment to Ship Finance of approximately $4.1 million for the termination of the current charter.

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

In March 2017, the Company took delivery of the Suezmax newbuilding Front Clipper.

In April 2017, the Company took delivery of the Suezmax newbuilding Front Crystal and the LR2/Aframax newbuilding Front Sirius.

In April 2017, the Company ordered two VLCC newbuildings to be built at Hyundai Samho Heavy Industries. The vessels are due for delivery in January and April 2019.

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

In June 2017, the Company took delivery of the Suezmax newbuilding Front Cosmos and the LR2/Aframax newbuilding Front Castor.

In July 2017, the Company took delivery of the Suezmax newbuilding Front Cascade and the VLCC newbuilding Front Earl.

In July 2017, the Company agreed with Ship Finance to terminate the long term charter for the 1997 built Suezmax Front Ardenne upon the sale and delivery of the vessel by Ship Finance to an unrelated third party. The charter with Ship Finance terminated in August 2017. Frontline made a compensation payment to Ship Finance of $4.8 million for the termination of the charter. The Company recorded a loss on termination, including this termination payment, of $5.8 million.

In August 2017, the Company took delivery of the LR2/Aframax newbuilding Front Pollux.

In September 2017, the Company took delivery of the VLCC newbuilding Front Prince and the LR2/Aframax newbuilding Front Capella.

In January 2018, the Company took delivery of the VLCC newbuildings Front Empire and Front Princess, and the LR2/Aframax newbuilding Front Polaris.

In February 2018, the Company agreed with Ship Finance to terminate the long-term charter for the 1998-built VLCC Front Circassia upon the sale and delivery of the vessel by Ship Finance to an unrelated third party. The charter with Ship Finance terminated in February and the charter counter party Frontline Shipping Limited (FSL), a non recourse subsidiary of Frontline, has agreed to make a compensation payment of approximately $8.9 million for the termination of the charter to Ship Finance, which has been recorded as an interest-bearing note payable by FSL. The note is due for repayment in 2021 and carries interest of 7.5% per annum. The termination reduced obligations under capital leases by approximately $20.6 million. The Company recorded a loss on termination, including this termination payment, of $5.8 million in the year ended December 31, 2018.

In July 2018, the Company agreed with Ship Finance to terminate the long-term charter for the VLCCs Front Page, Front Stratus and Front Serenade upon the sale and delivery of the vessels by Ship Finance to an unrelated third party. The charters with Ship Finance terminated in July, August and September, 2018 respectively and Frontline has agreed to make a compensation payment of approximately $10.125 million for the termination of the three charters to Ship Finance, which has been recorded as interest-bearing notes payable by Frontline. The notes are to be repaid using the same repayment profile as the original leases and carry an interest of 7.5% per annum. The notes will be fully repaid in 2025, 2025 and 2024 respectively. These terminations have reduced obligations under capital leases by approximately $92.1 million. The Company recorded a gain on termination, including the termination payment, of $7.2 million in the year ended December 31, 2018.

In October 2018, the Company agreed with Ship Finance to terminate the long term charter for the 2001-built VLCC, Front Ariake, upon the sale and delivery of the vessel by Ship Finance to an unrelated third party. The charter terminated in October and Frontline has agreed to a total compensation payment to Ship Finance of $3.375 million for the termination of the charter, which has been recorded as an interest bearing note payable by Frontline. The note carries interest of 7.5% per annum and will be fully repaid in 2023.

In December 2018, the Company agreed with Ship Finance to terminate the long term charter for the 2002-built VLCC, Front Falcon, upon the sale and delivery of the vessel by Ship Finance to an unrelated third party. The charter terminated in December. No compensation is payable on termination of the charter. The terminations of Front Ariake and Front Falcon have reduced obligations under capital leases by approximately $55.2 million. The Company recorded a gain on termination, including the termination payment, of $8.9 million in the year ended December 31, 2018.

As of December 31, 2018, the Company's newbuilding program comprised two VLCC newbuildings. In January 2019, the Company took delivery of the VLCC newbuilding Front Defender. The Company expects to take delivery of the remaining VLCC newbuilding in April 2019.

B.  BUSINESS OVERVIEW

As of December 31, 2018, the Company’s fleet consisted of 61 vessels, with an aggregate capacity of approximately 11.6 million DWT:

(i)	46 vessels owned by the Company (12 VLCCs, 16 Suezmax tankers, 18 LR2/Aframax tankers);

(ii)	three VLCCs that are under capital leases;

(iii)	one VLCC that is recorded as an investment in finance lease;

(iv)	two VLCCs chartered in from an unrelated third party; and

(v)	nine vessels that are under the Company’s commercial management (three VLCCs, two Suezmax tankers, two LR2 tankers and two Aframax oil tankers)

Furthermore, the Company has two VLCC newbuildings under construction with a carrying capacity of 0.6 million DWT, of which one was delivered in January 2019 and one is expected to be delivered in April 2019.

Our vessels operate worldwide and therefore management does not evaluate performance by geographical region as this information is not meaningful.

We own various vessel owning and operating subsidiaries. Our operations take place substantially outside of the United States. Our subsidiaries, therefore, own and operate vessels that may be affected by changes in foreign governments and other economic and political conditions. We are engaged in transporting crude oil and its related refined petroleum products and our vessels operate in the spot and time charter markets. Our VLCCs are specifically designed for the transportation of crude oil and, due to their size, are primarily used to transport crude oil from the Middle East Gulf to the Far East, Northern Europe, the Caribbean and the Louisiana Offshore Oil Port, or LOOP. Our Suezmax tankers are similarly designed for worldwide trading, but the trade for these vessels is mainly in the Atlantic Basin, Middle East and Southeast Asia. Our LR2/ Aframax tankers are designed to be flexible, able to transport primarily refined products, but also fuel and crude oil from smaller ports limited by draft restrictions. The vessels will normally trade between the larger refinery centers around the world, being the Gulf of Mexico, Middle East, Rotterdam and Singapore.

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

Similar to structures commonly used by other shipping companies, our vessels are all owned by, or chartered to, separate subsidiaries or associated companies. Frontline Management AS and Frontline Management (Bermuda) Limited, both wholly-owned subsidiaries, which we refer to collectively as Frontline Management, support us in the implementation of our decisions. Frontline Management is responsible for the commercial management of our ship owning subsidiaries, including chartering and insurance. Each of our vessels is registered under the Bahamas, Liberian, Marshall Islands or Hong Kong flag.

In August 2009, the Company established SeaTeam Management Pte Ltd, or SeaTeam Management, a ship management company in Singapore. SeaTeam Management is a complement to the external ship management companies currently offering services to the Company and is not a change in the Company's outsourcing strategy. However, we would like to strengthen our position towards our service providers to enhance and secure delivery of high quality service at low cost in the future. SeaTeam Management was certified and received its ISM Document of Compliance by Det Norske Veritas on February 3, 2010 and is an approved ship management company. In addition, the Company opened a crewing company in Chennai, India, in January 2010. SeaTeam Management is a 66.56% owned subsidiary of Frontline.

Strategy

Our principal focus is the transportation of crude oil and related refined petroleum cargoes for major oil companies and major oil trading companies. We seek to optimize our income and adjust our exposure through actively pursuing charter opportunities whether through spot charters, time charters, bareboat charters, sale and leasebacks, straight sales and purchases of vessels, newbuilding contracts and acquisitions.

We presently operate VLCCs, Suezmax and Aframax tankers in the crude oil tanker market and LR2 tankers in the refined product market. Our preferred strategy is to have some fixed charter income coverage for our fleet, predominantly through time charters, and trade the balance of the fleet on the spot market. We focus on minimizing time spent in ballast by "cross trading" our vessels, typically with voyages loading in the Middle East Gulf discharging in Northern Europe, followed by a trans-Atlantic voyage to the U.S. Gulf of Mexico and, finally, a voyage from either the Caribbean, US Gulf or West Africa to the Far East/Indian Ocean. We believe that operating a certain number of vessels in the spot market, enables us to capitalize on a potentially stronger spot market as well as to serve our main customers on a regular non term basis. We believe that the size of our fleet is important in negotiating terms with our major clients and charterers. We also believe that our large fleet enhances our ability to obtain competitive terms from suppliers, ship repairers and builders and to produce cost savings in chartering and operations.
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
In 2015 the Company incorporated a new subsidiary in Singapore to capitalize on the Asian market for the transportation of crude and petroleum products. As part of this process, responsibility for the management of voyage operations in relation to our fleet of LR2/Aframax vessels was transferred in-house at the start of 2017. In December 2017, the Company transferred management of voyage operations for its fleet of crude oil tankers in-house, split between its offices in Norway, Singapore and the United Kingdom. The decision to bring voyage operations in house is driven by the need to ensure that our customers receive the highest-quality and most efficient service whilst providing time-zone coverage across all of our vessel types.

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

Customers

Revenues from one customer in the year ended December 31, 2018 individually accounted for 10% or more of the Company's consolidated revenues in the amount of $81.1 million. No customers in the year ended December 31, 2017, accounted for 10% or more of the Company's consolidated revenues. Revenues from two customers in the year ended December 31, 2016 accounted for 10% or more of the Company's consolidated revenues in the amounts of $117.8 million and $78.0 million.

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

Environmental and Other Regulations in the Shipping Industry
Government regulation and laws significantly affect the ownership and operation of our fleet. We are subject to international conventions and treaties, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered relating to safety and health and environmental protection including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard, or USCG, harbor master or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels.

Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization

The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the “IMO”), has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as “MARPOL,” adopted the International Convention for the Safety of Life at Sea of 1974, or SOLAS Convention, and the International Convention on Load Lines of 1966, or LL Convention. MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to drybulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997.

In 2013, the IMO’s Marine Environmental Protection Committee, or the MEPC, adopted a resolution amending MARPOL Annex I Condition Assessment Scheme, or CAS. These amendments became effective on October 1, 2014, and require compliance with the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, or “ESP Code,” which provides for enhanced inspection programs. We may need to make certain financial expenditures to comply with these amendments.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits “deliberate emissions” of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below. Emissions of “volatile organic compounds” from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or PCBs) are also prohibited. We believe that all our vessels are currently compliant in all material respects with these regulations.

The MEPC, adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems, or EGCS. Once the cap becomes effective, ships will be required to obtain bunker delivery notes and International Air Pollution Prevention, or IAPP Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and will take effect March 1, 2020. These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.

Sulfur content standards are even stricter within certain “Emission Control Areas,” or ECAs. As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1%. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations and impose stricter emission controls. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency, or EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (NOx) standards in ECAs will go into effect. Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx produced by vessels with a marine diesel engine installed and constructed on or after January 1, 2016. Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.

As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection commencing on January 1, 2019. The IMO intends to use such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans, or SEEMPS, and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index, or EEDI. Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014.

We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.

Safety Management System Requirements

The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills.  The Convention of Limitation of Liability for Maritime Claims, or LLMC, sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. We believe that our vessels are in substantial compliance with SOLAS and LLMC standards.

Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code, our operations are also subject to environmental standards and requirements. The ISM

Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that our managers have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. Our managers have obtained applicable documents of compliance for their offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance and safety management certificate are renewed as required.

Regulation II-1/3-10 of the SOLAS Convention governs ship construction and stipulates that ships over 150 meters in length must have adequate strength, integrity and stability to minimize risk of loss or pollution. Goal-based standards amendments in SOLAS regulation II-1/3-10 entered into force in 2012, with July 1, 2016 set for application to new oil tankers and bulk carriers. The SOLAS Convention regulation II-1/3-10 on goal-based ship construction standards for bulk carriers and oil tankers, which entered into force on January 1, 2012, requires that all oil tankers and bulk carriers of 150 meters in length and above, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers (GBS Standards).

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code, or IMDG Code. Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements.

The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers, or STCW. As of February 2017, all seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate. Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.

The IMO's Maritime Safety Committee and MEPC, respectively, each adopted relevant parts of the International Code for Ships Operating in Polar Water (the “Polar Code”). The Polar Code, which entered into force on January 1, 2017, covers design, construction, equipment, operational, training, search and rescue as well as environmental protection matters relevant to ships operating in the waters surrounding the two poles. It also includes mandatory measures regarding safety and pollution prevention as well as recommendatory provisions. The Polar Code applies to new ships constructed after January 1, 2017, and after January 1, 2018, ships constructed before January 1, 2017 are required to meet the relevant requirements by the earlier of their first intermediate or renewal survey.

Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship-owners and managers by 2021. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of such regulations is hard to predict at this time.

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”) in 2004. The BWM Convention entered into force on September 9, 2017. The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast Water management certificate.

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (IOPP) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast Water Management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the Ballast Water, must be approved in accordance with IMO Guidelines (Regulation D-3). Costs of compliance with these regulations may be substantial.

Once mid-ocean ballast exchange ballast water treatment requirements become mandatory under the BWM Convention, the cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.

The IMO adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984, and 1992, and amended in 2000, or the CLC. Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner may be strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability expressed using the International Monetary Fund currency unit, the Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner’s actual fault and under the 1992 Protocol where the spill is caused by the shipowner’s intentional or reckless act or omission where the shipowner knew pollution damage would probably result. The CLC requires ships over 2,000 tons covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner’s liability for a single incident. We have protection and indemnity insurance for environmental incidents. P&I Clubs in the International Group issue the required Bunkers Convention “Blue Cards” to enable signatory states to issue certificates. All of our vessels are in possession of a CLC State issued certificate attesting that the required insurance coverage is in force.

The IMO also adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”) to impose strict liability on ship owners (including the registered owner, bareboat charterer, manager or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

Ships are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. In jurisdictions, such as the United States where the CLC or the Bunker Convention has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict-liability basis.

Anti‑Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti‑fouling Systems on Ships, or the “Anti‑fouling Convention.” The Anti‑fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti‑fouling System Certificate is issued for the first time; and subsequent surveys when the anti‑fouling systems are altered or replaced. We have obtained Anti‑fouling System Certificates for all of our vessels that are subject to the Anti‑fouling Convention.

Compliance Enforcement

Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. As of the date of this report, each of our vessels is ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future. The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

United States Regulations

The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990, or the OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade or operate within the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.’s territorial sea and its 200 nautical mile exclusive economic zone around the U.S. The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Both OPA and CERCLA impact our operations.

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

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective December 21, 2015, the USCG adjusted the limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons liability to the greater of $2,200 per gross ton or $18,796,800 (subject to periodic adjustment for inflation).  These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We plan to comply with the USCG’s financial responsibility regulations by providing applicable certificates of financial responsibility.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s, or BSEE, revised Production Safety Systems Rule, or PSSR, effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE released proposed changes to the Well Control Rule, which could roll back certain reforms regarding the safety of drilling operations, and the U.S. President proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling, expanding the U.S. waters that are available for such activity over the next five years. The effects of these proposals are currently unknown. Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills. Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law. Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners’ responsibilities under these laws. The Company intends to comply with all applicable state regulations in the ports where the Company’s vessels call.

We currently maintain pollution liability coverage insurance in the amount of $1.0 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business and results of operation.

Other United States Environmental Initiatives

The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990), or CAA requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in each state. Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment.

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” , or WOTUS, thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of “waters of the United States.” The effect of this proposal on U.S. environmental regulations is still unknown.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters.  The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act, or VIDA, which was signed into law on December 4, 2018 and will replace the 2013 Vessel General Permit, or VGP program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act, or NISA, such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters.  VIDA establishes a new framework for the regulation of vessel incidental discharges under Clean Water Act (CWA), requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA’s promulgation of standards.  Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized.  Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent, or NOI or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually starting on January 1, 2018.

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in EU ports.

International Labour Organization

The International Labor Organization, or the ILO, is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006, or MLC 2006. A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. We believe that all our vessels are in substantial compliance with and are certified to meet MLC 2006.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. On June 1, 2017, the U.S. President announced that the United States intends to withdraw from the Paris Agreement. The timing and effect of such action has yet to be determined, but the Paris Agreement provides for a four-year exit process.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. These regulations could cause us to incur additional substantial expenses.

The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. Starting in January 2018, large ships calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the U.S. President signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions. The EPA or individual U.S. states could enact environmental regulations that would affect our operations.

Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restricts emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or certain weather events.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the U.S. Maritime Transportation Security Act of 2002, or MTSA. To implement certain portions of the MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities, some of which are regulated by the EPA.

Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel’s flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC. The various requirements, some of which are found in the SOLAS Convention, include, for example, on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status; on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore; the development of vessel security plans; ship identification number to be permanently marked on a vessel’s hull; a continuous synopsis record kept onboard showing a vessel's history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and compliance with flag state security certification requirements.

The USCG regulations, align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel’s compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant financial impact on us. We intend to comply with the various security measures addressed by MTSA, the SOLAS Convention and the ISPS Code.

The cost of vessel security measures has also been affected by the escalation in the frequency of acts of piracy against ships, notably off the coast of Somalia, including the Gulf of Aden and Arabian Sea area, and the Gulf of Guinea. Substantial loss of revenue and other costs may be incurred as a result of detention of a vessel or additional security measures, and the risk of uninsured losses could significantly affect our business. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP45 industry standard.

Inspection by Classification Societies

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS. The IACS has adopted harmonized Common Structural Rules, or the Rules, which apply to oil tankers and bulk carriers constructed on or after July 1, 2015. The Rules attempt to create a level of consistency between IACS Societies. Our vessels are currently classed with DNV GL, Lloyd’s Register and American Bureau of Shipping.

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

Risk of Loss and Liability Insurance

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

Our protection and indemnity insurance, or P&I insurance, covers third-party liabilities and other related expenses from, among other things, injury or death of crew, passengers and other third parties, claims arising from collisions, damage to cargo and other third-party property and pollution arising from oil or other substances. Our current P&I insurance coverage for pollution is the maximum commercially available amount of $1.0 billion per vessel per incident and is provided by mutual protection and indemnity associations. Each of the vessels currently in our fleet is entered in a protection and indemnity association which is a member of the International Group of Protection & Indemnity Clubs. The 13 protection and indemnity associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to re-insure each association's liabilities. The International Group’s website states that the Pool provides a mechanism for sharing all claims in excess of US$ 10 million up to, currently, approximately US$ 8.2 billion. For the 2016/17 policy year, the International Group has maintained a three layer GXL insurance program, together with an additional Collective Overspill layer, which combine to provide just over $3 billion of commercial reinsurance. As a member of protection and indemnity associations, which are, in turn, members of the International Group, we are subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations and members of the pool of protection and indemnity associations comprising the International Group.

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

D.  PROPERTY, PLANTS AND EQUIPMENT

The Company's Vessels

The following table sets forth certain information regarding the fleet that we operated as of December 31, 2018:

Vessel	Built	Approximate Dwt.	Flag	Type of Employment(1)
Tonnage Owned

VLCCs
Front Kathrine	2009	297,000	MI	Spot market
Front Queen	2009	297,000	MI	Spot market
Front Eminence	2009	321,000	MI	Spot market
Front Endurance	2009	321,000	MI	Spot market
Front Cecilie	2010	297,000	HK	Spot market
Front Signe	2010	297,000	HK	Spot market
Front Duke	2016	299,000	MI	Spot market
Front Duchess	2017	299,000	MI	Spot market
Front Earl	2017	300,000	MI	Spot market
Front Prince	2017	300,000	MI	Spot market
Front Empire	2018	300,000	MI	Spot market
Front Princess	2018	300,000	MI	Spot market

Suezmax Tankers
Front Ull	2014	157,000	MI	Spot market
Front Idun	2015	157,000	MI	Spot market
Front Thor	2010	156,000	MI	Spot market
Front Loki	2010	156,000	MI	Spot market
Front Odin	2010	156,000	MI	Spot market
Front Njord	2010	156,000	HK	Spot market
Front Balder	2009	156,000	MI	Spot market
Front Brage	2011	156,000	MI	Spot market
Front Crown	2016	157,000	MI	Spot market
Front Challenger	2016	157,000	MI	Spot market
Front Classic	2017	157,000	MI	Spot market
Front Clipper	2017	157,000	MI	Spot market
Front Crystal	2017	157,000	MI	Spot market
Front Coral	2017	158,000	MI	Spot market
Front Cosmos	2017	158,000	MI	Market related time charter
Front Cascade	2017	157,000	MI	Spot market

LR2/Aframax Tankers
Front Lion(2)	2014	115,000	MI	Time charter
Front Puma	2015	115,000	MI	Spot market
Front Panther	2015	115,000	MI	Spot market
Front Tiger	2015	115,000	MI	Spot market
Front Ocelot	2016	110,000	MI	Spot market
Front Cheetah	2016	113,000	MI	Spot market
Front Lynx	2016	110,000	MI	Spot market
Front Cougar	2016	110,000	MI	Spot market
Front Leopard	2016	110,000	MI	Spot market
Front Jaguar	2016	110,000	MI	Spot market
Front Altair	2016	110,000	MI	Spot market
Front Antares	2017	110,000	MI	Spot market
Front Vega	2017	111,000	MI	Spot market

Front Sirius	2017	111,000	MI	Spot market
Front Castor	2017	110,000	MI	Market related time charter
Front Pollux	2017	110,000	MI	Spot market
Front Capella	2017	110,000	MI	Spot market
Front Polaris	2018	111,000	MI	Spot market

Tonnage chartered-in from Ship Finance
VLCCs
Front Hakata	2002	298,000	BA	Spot market
Front Force	2004	305,000	MI	Spot market
Front Energy	2004	305,000	MI	Spot market

Tonnage chartered-in from third parties
VLCCs
FPMC C Melody	2011	297,000	LIB	Spot market
FMPC C Noble	2012	297,000	LIB	Spot market

1.	Time Charter includes those contracts with durations in excess of six months.

2.	This vessel commenced a time charter in August 2015 which was extended with the earliest possible re-delivery in January 2020.

Our fleet chartered-in from Ship Finance is contracted to us under leasing arrangements with remaining fixed terms of between six to eight years.

Key to Flags:

BA – Bahamas, LIB - Liberia, MI – Marshall Islands, HK – Hong Kong.

Other than our interests in the vessels described above, we do not own any material physical properties. We lease office space in Hamilton, Bermuda from an unaffiliated third party. Frontline Management AS leases office space, at market rates, in Oslo, Norway from Seatankers Management Norway AS (formerly Bryggegata AS), a company indirectly affiliated with Hemen, our principal shareholder. We also have other leased properties, which are not considered material.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

Overview

As of December 31, 2018, the Company’s fleet consisted of 61 vessels, with an aggregate capacity of approximately 11.6 million DWT:

(i)	46 vessels owned by the Company (12 VLCCs, 16 Suezmax tankers, 18 LR2/Aframax tankers);

(ii)	three VLCCs that are under capital leases;

(iii)	one VLCC that is recorded as an investment in finance lease;

(iv)	two VLCCs chartered in from an unrelated third party;

(v)	nine vessels that are under the Company’s commercial management (three VLCCs, two Suezmax tankers, two LR2 tankers and two Aframax oil tankers)

Furthermore, the Company has two VLCC newbuildings under construction with a carrying capacity of 0.6 million DWT, of which one was delivered in January 2019 and one is expected to be delivered in April 2019.

A full fleet list is provided in Item 4.D. "Information on the Company" showing the vessels that we own, lease and charter-in as of December 31, 2018. See Note 29 to our audited Consolidated Financial Statements included herein for changes in our vessels subsequent to December 31, 2018.

Fleet Changes

Refer to Item 4. for discussion on acquisitions and disposals of vessels. A summary of the changes in the vessels that we own, lease and charter-in for the years ended December 31, 2018, 2017 and 2016 is summarized in the table below.

	2018	2017	2016
VLCCs
At start of period	20	21	20
Other acquisitions/newbuilding deliveries	2	3	1
Disposal/lease termination	(6)	(2)	(1)
Chartered-in	1	(2)	1
At end of period	17	20	21
Suezmax tankers
At start of period	16	14	12
Other acquisitions/newbuilding deliveries	—	6	2
Disposal/lease termination	—	(2)	—
Chartered-in	—	(2)	—
At end of period	16	16	14
LR2/Aframax tankers
At start of period	17	11	7
Other acquisitions/newbuilding deliveries	1	6	7
Chartered-in	—	—	(3)
At end of period	18	17	11
MR tankers
At start of period	—	3	10
Disposal/lease termination	—	—	(6)
Chartered-in	—	(3)	(1)
At end of period	—	—	3
Total
At start of period	53	49	49
Other acquisitions/newbuilding deliveries	3	15	10
Disposal/lease termination	(6)	(4)	(7)
Chartered-in	1	(7)	(3)
At end of period	51	53	49

Summary of Fleet Employment

As discussed below, our vessels are operated under time charters and voyage charters.

	As of December 31,
	2018		2017		2016
	Number of vessels	Percentage of fleet	Number of vessels	Percentage of fleet	Number of vessels	Percentage of fleet
VLCCs
Spot	17	100%	20	100%	17	81%
Time charter	—	—	—	—%	4	19%
	17	100%	20	100%	21	100%
Suezmax tankers
Spot	15	94%	15	94%	11	79%
Time charter	—	—%	1	6%	3	21%
Market related time charter	1	6%	—	—%	—	—%
	16	100%	16	100%	14	100%
LR2/Aframax tankers
Spot	16	89%	12	71%	5	45%
Time charter	1	6%	5	29%	6	55%
Market related time charter	1	6%	—	—%	—	—%
	18	100%	17	100%	11	100%
MR tankers
Spot	—	—	—	—	3	100%
	—	—	—	—	3	100%
Total fleet
Spot	48	94%	47	89%	36	73%
Market related time charter	2	4%	—	—%	—	—%
Time charter	1	2%	6	11%	13	27%
	51	100%	53	100%	49	100%

Market Overview and Trend Information

The statistical data provided in this section has been taken from the International Energy Agency, or IEA, and Clarksons Research, an independent third party maritime research company. The figures quoted below are estimates and may vary from estimates provided by other research services.

The past two years have been characterized by large growth in the global crude oil tanker fleet, and the growth is expected to continue in 2019.  65 VLCC’s are scheduled to be delivered in 2019, although some of these are expected to be pushed to 2020, and further contracting has decreased from the levels seen in 2018.  This compares to 39 VLCCs delivered in 2018 and 50 in 2017.  There was an increase in scrapping in 2018, with 32 VLCCs removed from the fleet. The VLCC fleet totalled 740 vessels at the end of the fourth quarter of 2018 and the Suezmax fleet totalled 565 vessels. The LR2 product tanker fleet totalled 352 vessels.

The estimated average spot charter rate for a VLCC trading on a standard ‘TD3C’ voyage between the Middle East and China in 2018 was an estimated daily TCE rate of $18,800. This compares to an estimated daily TCE rate of $16,600 in 2017. The average rate for a Suezmax tanker trading on a standard ‘TD20’ voyage between West Africa and Rotterdam in 2018 was an estimated daily TCE rate of $11,000. This compares to an estimated daily TCE rate of $12,100 in 2017. The average rate for an LR2 product tanker trading on a standard ‘TC1’ voyage between the Middle East and Japan was an estimated daily TCE rate of $9,000 in 2018. This compares to an estimated daily TCE rate of $9,100 in 2017.

Crude oil demand and the world economy remains strong. The IEA, estimates that world oil demand in 2019 will be 100.6 million barrels per day (mb/d), representing an increase of 1.4 % or 1.4 mb/d from 2018.

In 2019, global, non-OPEC, oil supply is projected to grow by 2.9%. The oil supply growth primarily comes from the Atlantic Basin, and in particular USA, whilst there still is robust demand growth in Asia, which is positive for tonne-mile development. The recent prolonged period of oil inventory draws, negatively affecting the tanker market, is projected to come to an end.

The tanker fleet in general is also facing important regulatory changes as MARPOL bunker fuel regulations come to effect January 2020 which is estimated to lead to increased market volatility and higher demand for freight going forward.

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

Our test for potential goodwill impairment is a two-step approach. We estimate the fair value of the Company based on its market capitalization plus a control premium and compare this to the carrying value of its net assets. Control premium assumptions require judgment and actual results may differ from assumed or estimated amounts. If the carrying value of the Company's net assets exceeds its estimated fair value, the second step of the goodwill impairment analysis requires us to measure the amount of the impairment loss. An impairment loss is calculated by comparing the implied fair value of the goodwill to its carrying amount. The implied fair value of goodwill is calculated in the same manner as the goodwill recognized in a business combination. That is, the Company determines the fair value of assets and liabilities of the reporting unit (including any unrecognized intangible assets excluding goodwill) as if the reporting unit had been acquired in a business combination. The excess of the fair value of a reporting unit over the amounts determined for its assets and liabilities is the implied fair value of goodwill.

The Company's market capitalization at September 30, 2018 was $986.6 million (based on a share price of $5.81) compared to its carrying value of approximately $1,138.4 million. The Company reviewed merger transactions in North America with values of over $25.0 million in the nine months ended to September 30, 2018, global deals between public companies of more than $100.0 million in the last three years and global marine transport sector transactions of more than $100.0 million in the last five years and observed average control premiums (based on the one month average share price before the bid) of between 28% and 34%. Based on a range of 28% to 34%, the average control premium of 34% for global marine transport sector deals, and using 30% as the mid point in the range, the fair value of the Company was calculated as $1,282.6 million. As the fair value of the Company was above the carrying value, the Company concluded that it was not required to complete the second step of the goodwill impairment analysis and there was no requirement for an impairment.

At December 31, 2018 the Company's share price had fallen by $0.28 per share, or 5% from its September 30, 2018 share price and as such the Company exercised the unconditional option to bypass the qualitative assessment and completed the first step of the goodwill impairment analysis. The Company's market capitalization at December 31, 2018 was $939 million (based on a share price of $5.53) and the Company has calculated the fair value of the Company to be $1,221 million, based on a control premium of 30%, compared to its carrying value of approximately $1,164 million. As the fair value of the Company was above the carrying value, the Company concluded that it was not required to complete the second step of the goodwill impairment analysis and there was no requirement for an impairment.

If our stock price declines, or if our control premium declines, without a corresponding decline in the fair value of underlying assets and liabilities the implied value of goodwill might decrease even further which could result in impairments of some or all of the $112.5 million of goodwill. A share price of $5.27 per share at December 31, 2018 would have required the Company to complete the second step of the goodwill impairment test. A control premium of 24% at December 31, 2018 would have required the Company to complete the second step of the goodwill impairment test. Control premium assumptions require judgment and actual results may differ from assumed or estimated amounts. The Company believes that the control premium may be attributable, in part or in whole, to the expected synergies from combining the operations of the Company and an acquirer, particularly in respect of the benefits of operating an enlarged oil tanker fleet and assembled workforce as well as being able to take advantage of an expected reduction in costs from an expansion in scale. Events or circumstances may occur that could negatively impact our stock price, including changes in our anticipated revenues and profits and our ability to execute on our strategies. An impairment could have a material effect on our consolidated balance sheet and results of operations.

Revenue and expense recognition

Our shipping revenues are primarily generated from time charters and voyage charters. In a time charter voyage, the vessel is hired by the charterer for a specified period of time in exchange for consideration which is based on a daily hire rate. Generally, the charterer has the discretion over the ports visited, shipping routes and vessel speed. The contract/charter party generally provides typical warranties regarding the speed and performance of the vessel. The charter party generally has some owner protective restrictions such that the vessel is sent only to safe ports by the charterer and carries only lawful or non hazardous cargo. In a time charter contract, we are responsible for all the costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubes. The charterer bears the voyage related costs such as bunker expenses, port charges, canal tolls during the hire period. The performance obligations in a time charter contract are satisfied over term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to us. The charterer generally pays the charter hire in advance of the upcoming contract period. Time charter contracts, bareboat charter contracts and the lease component in those voyage charter contracts which we consider to be leases continue to be accounted for under ASC 840 leases and revenues are recorded over the term of the charter as a service is provided. When a time charter contract is linked to an index, we recognize revenue for the applicable period based on the actual index for that period.

In a voyage charter contract, the charterer hires the vessel to transport a specific agreed-upon cargo for a single voyage. The consideration in such a contract is determined on the basis of a freight rate per metric ton of cargo carried or occasionally on a lump sum basis. The charterer is responsible for any short loading of cargo or "dead" freight. The voyage charter party generally has standard payment terms with freight paid on completion of discharge. The voyage charter party generally has a "demurrage" clause. As per this clause, the charterer reimburses us for any potential delays exceeding the allowed laytime as per the charter party clause at the ports visited, which is recorded as voyage revenue, as such, demurrage is considered variable consideration under the contract. Estimates and judgments are required in ascertaining the most likely outcome of a particular voyage and actual outcomes may differ from estimates. Such estimate is reviewed and updated over the term of the voyage charter contract. In a voyage charter contract, the performance obligations begin to be satisfied once the vessel begins loading the cargo.

Effective from January 1, 2018, we adopted the new accounting standard ASC 606 Revenue from Contracts with Customers using the modified retrospective method. We recognized the cumulative effect of initially applying the new revenue standard as an adjustment to the opening balance of accumulated deficit. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods. Voyage and other contracts not qualifying as leases are accounted for under the provisions of ASC 606.
We have determined that our voyage charter contracts that qualify for accounting under ASC 606 consist of a single performance obligation of transporting the cargo within a specified time period. Therefore, the performance obligation is met evenly as the voyage progresses, and the revenue is recognized on a straight line basis over the voyage days from the commencement of loading to completion of discharge. Contract assets with regards to voyage revenues are reported as "Voyages in progress" as the performance obligation is satisfied over time. Voyage revenues typically become billable and due for payment on completion of the voyage and discharge of the cargo, at which point the receivable is recognized as "Trade accounts receivable, net".

In a voyage contract, the Company bears all voyage related costs such as fuel costs, port charges and canal tolls. To recognize costs incurred to fulfill a contract as an asset, the following criteria shall be met: (i) the costs relate directly to the contract, (ii) the costs generate or enhance resources of the entity that will be used in satisfying performance obligations in the future and (iii) the costs are expected to be recovered. The costs incurred during the period prior to commencement of loading the cargo, primarily bunkers, are deferred as they represent setup costs and recorded as a current asset and are subsequently amortized on a straight-line basis as we satisfy the performance obligations under the contract. Costs incurred to obtain a contract, such as commissions, are also deferred and expensed over the same period.

For our vessels operating under revenue sharing agreements, or in pools, revenues and voyage expenses are pooled and allocated to each pool’s participants on a time charter equivalent income, or TCE, basis in accordance with an agreed-upon formula. Revenues generated through revenue sharing agreements are presented gross when we are considered the principal under the charter parties with the net income allocated under the revenue sharing agreement presented as other operating income, net. For revenue sharing agreements that meet the definition of a lease, we account for such contracts as variable rate operating leases and recognize revenue for the applicable period based on the actual net revenue distributed by the pool.

Other income primarily comprises income earned from the commercial and technical management of related party and third party vessels and newbuilding supervision fees derived from related parties and third parties. Other revenues are recognized on an accruals basis as the services are provided and performance obligations are met.

Since we have used the modified retrospective method for adopting ASC 606, the prior years have not been restated, therefore the provisions of ASC 605 remain applicable for these periods. Under ASC 605, the following critical accounting policies were applicable:

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

Vessels and equipment

The cost of the vessels less estimated residual value is depreciated on a straight-line basis over the vessels' estimated remaining economic useful lives. The estimated economic useful life of each of the Company's vessels is 25 years. Other equipment is depreciated over its estimated remaining useful life, which approximates five years. The residual value for owned vessels is calculated by multiplying the lightweight tonnage of the vessel by the market price of scrap per tonne. The market price of scrap per tonne is calculated as the 10 year average, up to the date of delivery of the vessel, across the three main recycling markets (Far East, Indian sub-continent and Bangladesh). Residual values are reviewed annually.

Vessel Impairment

The carrying values of the Company's vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical. The carrying amounts of vessels held and used by the Company and newbuildings are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not be fully recoverable. Such indicators may include depressed spot rates and depressed second hand tanker values. In such instances, an impairment charge would be recognized if the estimate of the undiscounted future cash flows expected to result from the use of the vessel and its eventual disposition is less than the vessel's carrying amount. The impairment charge is measured as the amount by which the carrying value exceeds the estimated fair value. Fair values may be estimated using discounted cash flows or through estimating the amount to be received if a vessel were to be sold in an arms length transaction. This assessment is made at the individual vessel level as separately identifiable cash flow information for each vessel is available.

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

The more significant factors that could impact management's assumptions regarding time charter equivalent rates include (i) loss or reduction in business from significant customers, (ii) unanticipated changes in demand for transportation of crude oil and oil products, (iii) changes in production of or demand for oil, generally or in particular regions, (iv) greater than anticipated levels of tanker newbuilding orders or lower than anticipated levels of tanker scrappings, and (v) changes in rules and regulations applicable to the tanker industry, including legislation adopted by international organizations such as IMO and the EU or by individual countries. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate at the time they were made, such assumptions are highly subjective and likely to change, possibly materially, in the future. Tanker charter rates are volatile and can experience long periods at depressed levels. There can be no assurance as to whether charter rates and vessel values will improve by a significant degree. Future assessments of vessel impairment would be adversely affected by reductions in vessel values and charter rates.

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

In July 2017, the Company agreed with Ship Finance to terminate the long term charter for the 1997 built Suezmax Front Ardenne upon the sale and delivery of the vessel by Ship Finance to an unrelated third party. The charter with Ship Finance terminated in August 2017. Frontline agreed to make compensation payments to Ship Finance of $4.8 million for the termination of the charter. The Company recorded a loss on termination, including this termination payment, of $5.8 million in the third quarter.

In December 2017, the Company has recognized an impairment loss of $142.9 million on the remaining 9 VLCCs chartered in from Ship Finance. The leasehold interest in these capital leased assets was recorded at fair value at the time of the Merger based on the discounted value of the expected cash flows from the vessels. Based on the deterioration in forecast rates since the Merger, and the reduced remaining useful economic life of the vessels as they approach the end of their leases, the Company has recognized an impairment loss on all of these leased vessels, calculated as the difference between the discounted value of the expected cash flows from the vessels as at December 31, 2017 and the carrying value of the vessels under capital lease at that time.

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

The table set forth below indicates the carrying value of each of our owned vessels as of December 31, 2018 and 2017. As of December 31, 2018, December 31, 2017 and the date of this annual report, we were not holding any of the vessels listed in the table below as held for sale. We believe that the future undiscounted cash flows expected to be earned by those vessels, which have experienced a decline in charter-free market value below such vessels' carrying value, over their operating lives would exceed such vessels' carrying values as of December 31, 2018, and accordingly, have not recorded an impairment charge.

			Carrying Value at Dec 31
	Built	Approximate Dwt.	2018	2017
VLCCs
Front Kathrine*	2009	297,000	56.2	59.0
Front Queen*	2009	297,000	56.5	59.3
Front Eminence*	2009	321,000	57.3	60.1
Front Endurance*	2009	321,000	57.2	60.0
Front Cecilie*	2010	297,000	60.1	62.9
Front Signe*	2010	297,000	60.2	63.0
Front Duke	2016	299,000	77.8	80.5

Front Duchess	2017	299,000	79.1	81.8
Front Earl*	2017	300,000	94.9	98.3
Front Prince	2017	300,000	74.3	78.1
Front Empire*	2018	300,000	97.1	—
Front Princess	2018	300,000	77.9	—
Suezmax tankers
Front Ull*	2014	157,000	56.9	59.2
Front Idun*	2015	157,000	58.8	61.2
Front Thor*	2010	156,000	42.6	44.7
Front Loki*	2010	156,000	42.7	44.8
Front Odin*	2010	156,000	42.9	45.0
Front Njord*	2010	156,000	43.1	45.1
Front Balder*	2009	156,000	41.0	43.0
Front Brage*	2011	156,000	44.0	46.0
Front Crown*	2016	157,000	55.6	57.6
Front Challenger*	2016	157,000	55.5	57.5
Front Classic	2017	157,000	56.4	58.4
Front Clipper	2017	157,000	56.6	58.6
Front Crystal*	2017	157,000	59.2	61.3
Front Coral*	2017	158,000	60.6	62.8
Front Cosmos*	2017	158,000	58.5	60.5
Front Cascade*	2017	157,000	58.7	60.7
LR2/Aframax tankers
Front Lion*	2014	115,000	38.7	40.2
Front Puma*	2015	115,000	39.0	40.5
Front Panther	2015	115,000	38.8	40.3
Front Tiger	2015	115,000	38.9	40.3
Front Ocelot	2016	110,000	42.2	43.7
Front Cheetah	2016	113,000	41.3	42.8
Front Lynx	2016	110,000	41.6	43.1
Front Cougar	2016	110,000	41.7	43.2
Front Leopard	2016	110,000	42.1	43.6
Front Jaguar	2016	110,000	42.8	44.3
Front Altair*	2016	110,000	47.3	49.1
Front Antares*	2017	110,000	47.8	49.5
Front Vega*	2017	111,000	47.7	49.5
Front Sirius*	2017	111,000	48.2	49.9
Front Castor*	2017	110,000	49.4	51.2
Front Pollux*	2017	110,000	48.5	50.2
Front Capella*	2017	110,000	48.8	50.4
Front Polaris*	2018	111,000	49.5	—
			2,476.0	2,341.2

* We believe the basic charter-free market value at December 31, 2018 for each vessel marked with an asterisk in the table above is lower than the vessel's carrying value. We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by approximately $185.0 million. We refer you to the risk factor entitled "Because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels which may adversely affect our earnings, or could cause us to incur impairment charges".

Factors Affecting our Results

The principal factors which affect the results of our continuing operations and financial position include:

•	the earnings of our vessels;

•	other operating gains and losses;

•	contingent rental income or expense;

•	vessel operating expenses;

•	administrative income and expenses;

•	impairment losses on vessels and vessels held under capital lease;

•	impairment losses on goodwill;

•	depreciation;

•	interest expense;

•	impairment losses and unrealized gains and losses on marketable securities;

•	gains and losses on derivatives; and

•	share of results from associated company and gain on equity interest.

We have derived our earnings from time charters, voyage charters, pool arrangements and a finance lease. As of December 31, 2018, 50 of our 51 vessels, which are owned or leased in by us, were employed in the voyage charter market or on short term or variable rate time charters. The tanker industry has historically been highly cyclical, experiencing volatility in profitability, vessel values and freight rates. In particular, freight and charter rates are strongly influenced by the supply of tanker vessels and the demand for oil transportation services.

Other operating (losses) gains relate to (i) gains and losses on the termination of capital leases before the expiration of the lease term, which are accounted for by removing the carrying value of the asset and obligation, with a gain or loss recognized for the difference. Gains and losses on the termination of leases are accounted for when the lease is terminated and the vessel is redelivered to the owners, (ii) gains and losses on the sale of vessels, which are recognized when the vessel has been delivered and all risks have been transferred and are determined by comparing the proceeds received with the carrying value of the vessel and (iii) gains or losses from pooling and other revenue sharing arrangements where the Company is considered the principal under the charter parties and records voyage revenues and costs gross, with the adjustments required as a result of the revenue sharing arrangement being recognized as other operating gains or losses.

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

Any change in the fair value of marketable securities are recorded in the Consolidated Statement of Operations in accordance with ASC 825, see note 3 to our Consolidated Financial Statements.

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

Results of Operations

Total operating revenues and voyage expenses

The Company adopted ASC 606 Revenue from Contracts with Customers, effective from January 1, 2018. Prior periods have not been restated for impact of this standard, see Note 3 to our Consolidated Financial Statements for an explanation of the impact of the adoption of ASC 606.

			Change
(in thousands of $)	2018	2017	$	%
Voyage charter revenues	690,901	518,156	172,745	33.3
Time charter revenues	26,067	106,237	(80,170)	(75.5)
Finance lease interest income	1,293	1,748	(455)	(26.0)
Other income	24,005	20,185	3,820	18.9
Total operating revenues	742,266	646,326	95,940	14.8

Voyage expenses and commissions	377,772	259,334	118,438	45.7

Voyage charter revenues increased in the year ended December 31, 2018 as compared to the year ended December 31, 2017 primarily due to:

•	an increase of $98.8 million due to the delivery of four VLCCs, seven LR2/Aframax and five Suezmax newbuildings between January 2017 and December 2018.

•	an increase of $125.8 million due to the delivery of four VLCCs, seven Suezmax tankers and five LR2/Aframax tankers onto voyage charters as a result of the time charters coming to an end.

•	an increase of $26.2 million due to the delivery of two chartered-in VLCCs delivered in April 2018.

•	an increase of $7.9 million due to the results of two LR2 tankers under the Company’s commercial management in 2018 being reported gross for part of the year.

•	an increase of $2.4 million due to increased market rates.

These factors were partially offset by:

•	a decrease of $19.6 million due to termination of leases for two VLCCs in March and June 2017; and two Suezmax tankers in May and August 2017.

•	a decrease of $34.7 million due to termination of leases for six VLCCs from January to December 2018.

•	a decrease of $24.4 million due to the redelivery of two chartered-in MR tankers, two Suezmax tankers and two VLCCs in 2017 and one VLCC in 2018.

•	a decrease of $10.0 million due to the delivery of one VLCC and two LR2/Aframax tankers onto time charter between January 2017 and December 2018.

Time charter revenues decreased in the year ended December 31, 2018 as compared to the year ended December 31, 2017 primarily due to:

•	a decrease of $85.5 million due to the delivery of five VLCCs, eight Suezmax tankers and six LR2/Aframax tankers onto voyage charters between July 2016 and December 2017.

•	a decrease of $3.8 million due to a decrease in rates on renewed time charters.

•	a decrease of $1.4 million due to the redelivery of two chartered-in MR tankers in 2017.

These factors were partially offset by:

•	an increase of $10.6 million due to the delivery of two VLCCs, two Suezmax tankers and three LR2/Aframax tanker onto time charter between January 2017 and December 2018.

Finance lease interest income in the year ended December 31, 2018 is related to the investment in finance lease for one VLCC, which has decreased due to the reduced balance of the lease receivable as a result of lease payments received.

Other income in the year ended December 31, 2018 primarily comprised of the income earned from the commercial management of related party and third party vessels and newbuilding supervision fees derived from related parties and third parties. The increase in the year ended December 31, 2018 as compared to the year ended December 31, 2017 was due to increase in new commercial management and newbuilding supervision fees earned.

Voyage expenses and commissions increased in the year ended December 31, 2018 as compared to the year ended December 31, 2017 primarily due to:

•	an increase of $60.1 million due to the delivery of five VLCCs, seven LR2/Aframax and six Suezmax newbuildings between January 2017 and December 2018.

•	an increase of $55.4 million due to the delivery of three VLCCs, six Suezmax tankers and six LR2/Aframax tankers onto voyage charters from time charters.

•	an increase of $24.6 million primarily due to an increase in bunker prices.

•	an increase of $12.7 million due to the delivery of two chartered-in VLCCs delivered in April 2018.

These factors were partially offset by:

•	a decrease of $9.7 million due to termination of leases for two VLCCs in March and June 2017; and two Suezmax tankers in May and August 2017.

•	a decrease of $12.5 million due to termination of leases for six VLCCs in 2018.

•	a decrease of $10.4 million due to the redelivery of two chartered-in MR tankers, two Suezmax tankers, two VLCCs in 2017 and one VLCC in 2018.

•	a decrease of $1.7 million due to delivery of one LR2/Aframax tanker onto time charter.

Other operating gains (losses)

			Change
(in thousands of $)	2018	2017	$	%
Gain on lease termination	10,324	2,379	7,945	334.0
(Loss) gain on pool arrangements	(118)	2	(120)	—
	10,206	2,381	7,825	328.6

In the year ended December 31, 2018 we terminated the leases on six VLCCs, recognizing a gain of $10.3 million. In the year ended December 31, 2017 we terminated the leases on two VLCCs and two Suezmax tankers, recognizing a gain of $2.4 million. See Note 8 and 17 to our audited Consolidated Financial Statements included herein for full details.

Contingent rental income

			Change
(in thousands of $)	2018	2017	$	%
Contingent rental income	19,738	26,148	(6,410)	(24.5)

Contingent rental income in the year ended December 31, 2018 and 2017 relates to the Company's charter party contracts with Ship Finance and is due to the fact that the actual profit share payable of $1.5 million (2017: $5.6 million) was $19.7 million (2017: $26.1 million) less than the amount accrued in the lease obligation payable when the leases were recorded at fair value at the time of the merger with Frontline 2012 Ltd, or the Merger.

Ship operating expenses

			Change
(in thousands of $)	2018	2017	$	%
Ship operating expenses	130,623	135,728	(5,105)	(3.8)

Ship operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, dry docking expenses, lubricating oils and insurance.

Ship operating expenses decreased in the year ended December 31, 2018 as compared to the year ended December 31, 2017 primarily due to:

•	a decrease of $12.6 million due to the termination of the leases on eight and two Suezmax tankers between January 2017 and December 2018.

•
a decrease of $11.8 million dry docking expenses primarily due to six vessels docking in the year ended December 31, 2017 compared with one vessel in the year ended December 31, 2018, inclusive of the impact of the amortization in 2018 of the fair value of a dry docking obligation accrued at the time of the merger that related to one vessel docked in 2018.

•	a decrease of $2.2 million due to additional repairs and upgrades performed on VLCCs and Suezmax tankers in 2017.

These factors were partially offset by:

•	an increase of $18.9 million due to the delivery of five VLCCs, seven LR2/Aframax and six Suezmax newbuildings between January 2017 and December 2018.

•	an increase of $1.2 million due to additional repairs and upgrades performed on LR2/ Aframax tankers in 2018.

•	an increase of $1.3 million due changes in other operating expenses.

Charter hire expense

			Change
(in thousands of $)	2018	2017	$	%
Charter hire expense	21,244	19,705	1,539	7.8

Charter hire expense increased in the year ended December 31, 2018 as compared with the year ended December 31, 2017 primarily due to:

•
an increase of $18.3 million relating to two VLCCs chartered-in in April 2018 and two LR2 tankers under the Company’s commercial management in 2018 being reported gross for certain voyages where the Company is a counter party in the charter.

•	a decrease of $16.7 million relating to three MR tankers, two Suezmax tankers and three VLCCs being re-delivered from January 2017 to May 2018.

Impairment loss on vessels and vessels held under capital lease

			Change
(in thousands of $)	2018	2017	$	%
Impairment loss on vessels and vessels held under capital lease	—	164,187	(164,187)	(100.0)

In December 2017, the Company has recognized an impairment loss of $142.9 million on the remaining 9 VLCCs chartered in from Ship Finance. The leasehold interest in these capital leased assets was recorded at fair value at the time of the Merger based on the discounted value of the expected cash flows from the vessels. Based on the deterioration in forecast rates since the Merger, and the reduced remaining useful economic life of the vessels as they approach the end of their leases, the Company recognized an impairment loss on all of these leased vessels, calculated as the difference between the discounted value of the expected cash flows from the vessels as at December 31, 2017 and the carrying value of the vessels under capital lease at that time.

In March 2017, the company recorded an impairment loss of $21.2 million in relation to two Suezmax tankers (Front Ardenne and Front Brabant) and two VLCCs (Front Scilla and Front Circassia).

Administrative expenses

			Change
(in thousands of $)	2018	2017	$	%
Administrative expenses	37,294	37,603	(309)	(0.8)

Administrative expenses in the year ended December 31, 2018 was comparable to the year ended December 31, 2017.

Depreciation

			Change
(in thousands of $)	2018	2017	$	%
Depreciation	122,566	141,748	(19,182)	(13.5)

Depreciation expense decreased in the in the year ended December 31, 2018 as compared to the year ended December 31, 2017 primarily due to:

•
a decrease of $32.5 million for eight VLCCs and two Suezmax tankers where the leases were terminated between March 2017 and December 2018, inclusive of the impact of the impairments booked on these vessels in the year ended December 31, 2017.

•	a decrease of $6.1 million due to impairment losses recorded in the year ended December 31, 2017 on the remaining three VLCCs leased from Ship Finance.

These factors were offset by:

•	an increase of $19.3 million due to the delivery of five VLCCs, seven LR2/Aframax and six Suezmax newbuildings between January 2017 and December 2018.

Interest income

			Change
(in thousands of $)	2018	2017	$	%
Interest income	843	588	255	43.4

Interest income in the year ended December 31, 2018 and the year ended December 31, 2017 relates solely to interest received on bank deposits.

 Interest expense

			Change
(in thousands of $)	2018	2017	$	%
Interest expense	(93,275)	(69,815)	(23,460)	(33.6)

Interest expense increased in the year ended December 31, 2018 as compared to the year ended December 31, 2017 primarily due to:

•	an increase of $15.0 million as a result of additional borrowings relating to the delivery of 18 newbuildings between January 2017 and December 2018.

•	an increase of $3.1 million due to lower newbuilding interest capitalization as a result of the delivery of vessels.

•
an increase of $7.2 million due to additional fixed rate debt with related parties as a result of promissory notes issued on termination of the leases with Ship Finance along with draw downs of the revolving credit facility.

•	an increase of $7.2 million, primarily due to an increase in LIBOR rates, partially offset by reductions as a result of repayments made under the bank facilities.

•	an increase of $0.6 million in amortization of deferred charges due to new loan facilities between January 2017 and December 2018.

These factors are partially offset by:

•
a decrease of $9.6 million in finance lease interest expense due to the termination of leases on eight VLCCs and two Suezmax tankers from March 2017 to December 2018 and the reduced obligations as a result of standard lease repayments.

Unrealized loss on marketable securities

			Change
(in thousands of $)	2018	2017	$	%
Unrealized loss on marketable securities	(3,526)	—	(3,526)	(100.0)

On January 1, 2018, the Company adopted the targeted improvements to ASC 825 Recognition and Measurement of Financial Assets and Liabilities. The Company has adopted the new guidance using the modified retrospective method, with no changes recognized in the prior year comparatives and a cumulative catch up adjustment recognized in the opening retained deficit. As a result of the adoption of this guidance the Company is required to recognize the movement in the fair value of Marketable Securities in the Consolidated Statement of Operations. The Company has recognized a decrease in the retained deficit of $2.9 million upon adoption, and has recognized a mark to market loss of $3.5 million in the Consolidated Statement of Operations in relation to the movement in the fair value of its Marketable Securities in the year ended December 31, 2018.

Gain from sale of securities

			Change
(in thousands of $)	2018	2017	$	%
Gain on sale of marketable securities	1,026	1,061	(35)	(3.3)

In January 2017, the Company acquired 10.9 million shares in DHT Holdings Inc., or DHT for an aggregate cost of $46.1 million. In the year ended December 31, 2017, the company sold a total of 6.2 million shares in DHT for proceeds of $27.4 million, recognizing a gain of $1.1 million. In the year ended December 31, 2018, the Company sold its remaining 4.7 million shares in DHT, recognizing a gain on sale of $1.0 million in the income statement.

Share of results of associated company

			Change
(in thousands of $)	2018	2017	$	%
Gain on equity interest	246	—	246	100.0
In June 2018, the Company announced that it had entered into memorandum of agreement to acquire a 20% ownership interest in Feen Marine Scrubbers Inc., or FMSI, a leading manufacturer of exhaust gas cleaning systems, or EGCS. The Company recorded its initial investment at a cost of $6.0 million. The investment is accounted for under the equity method. A share of results of $0.2 million was recognized in the year ended December 31, 2018.

Other income (expenses)

			Change
(in thousands of $)	2018	2017	$	%
Foreign currency exchange (loss) gain	(869)	(55)	(814)	1,480.0
(Loss) gain on derivatives	4,256	(753)	5,009	665.2
Other non-operating income	506	1,213	(707)	(58.3)

The gain on derivatives in 2018 wholly relates to a gain on interest rate swaps of $4.3 million. The loss on derivatives in 2017 relates to a loss on interest rate swaps of $0.8 million.

The decrease in other non-operating income in 2018 as compared to 2017 primarily relates to a decrease in dividends as a result of the disposal of shares held in DHT.

Net (income) loss attributable to non-controlling interest

			Change
(in thousands of $)	2018	2017	$	%
Net (income) loss attributable to non-controlling interest	(482)	(539)	57	(10.6)

Net income attributable to non-controlling interest in the year ended December 31, 2018 and December 31, 2017 is attributable to the non-controlling interests in the results of SeaTeam Management.

Year ended December 31, 2017 compared with the year ended December 31, 2016

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

Voyage expenses and commissions increased in the year ended December 31, 2017 as compared to the year ended December 31, 2016 primarily due to:

•	an increase of $80.4 million due to the delivery of four VLCCs, twelve LR2/Aframax tankers and eight Suezmax tanker newbuildings between January 2016 and December 2017.

•	an increase of $34.5 million due to the delivery of six VLCCs and three Suezmax tankers onto voyage charters between May 2016 to June 2017.

•	an increase of $11.8 million primarily due to an increase in bunker prices.

•	an increase of $8.6 million due to the delivery of two chartered-in MR tankers and one chartered-in VLCC between July 2016 and November 2016.

These factors were partially offset by:

•	a decrease of $15.4 million due to the disposal of six MR tankers.

•	a decrease of $15.4 million due to the redelivery of five chartered-in MR tankers and two Suezmax tankers and two VLCCs between October 2016 and September 2017.

•	a decrease of $5.8 million due to termination of leases for two VLCCs in March and June 2017; and two Suezmax tankers in May and August 2017.

Other operating (losses) gains

			Change
(in thousands of $)	2017	2016	$	%
(Loss) gain on cancellation of newbuilding contracts	—	(2,772)	2,772	(100.0)
(Loss) gain on lease termination	2,379	89	2,290	2,573.0
(Loss) gain on pool arrangements	2	—	2	100.0
	2,381	(2,683)	5,064	188.7

In the year ended December 31, 2017 we terminated the leases on two VLCCs and two Suezmax tankers, recognizing a loss of $2.4 million. In the year ended December 31, 2016 we terminated the lease on one VLCC and recognized a lose of $0.1 million. Furthermore we recognized a loss of $2.8 million in 2016 in respect of the termination of the contracts for four VLCC newbuildings due for delivery in 2017. See Note 8 and 17 to our audited Consolidated Financial Statements included herein for full details.

Contingent rental income

			Change
(in thousands of $)	2017	2016	$	%
Contingent rental income	26,148	18,621	7,527	40.4

Contingent rental income in the year ended December 31, 2017 relates to the Company's charter party contracts with Ship Finance and is due to the fact that the actual profit share payable of $5.6 million was $26.1 million less than the amount accrued in the lease obligation payable when the leases were recorded at fair value at the time of the merger with Frontline 2012 Ltd , or the Merger.

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

In December 2017, the Company has recognized an impairment loss of $142.9 million on the remaining 9 VLCCs chartered in from Ship Finance. The leasehold interest in these capital leased assets was recorded at fair value at the time of the Merger based on the discounted value of the expected cash flows from the vessels. Based on the deterioration in forecast rates since the Merger, and the reduced remaining useful economic life of the vessels as they approach the end of their leases, the Company has recognized an impairment loss on all of these leased vessels, calculated as the difference between the discounted value of the expected cash flows from the vessels as at December 31, 2017 and the carrying value of the vessels under capital lease at that time.

In March 2017, the company recorded an impairment loss of $21.2 million in relation to two Suezmax tankers (Front Ardenne and Front Brabant) and two VLCCs (Front Scilla and Front Circassia).

In November 2016, the Company agreed with Ship Finance to terminate the long term charter for the 1998-built VLCC Front Century. The charter was terminated in March 2017. The Company agreed to a compensation payment to Ship Finance of $4.1 million for the termination of the charter and recorded an impairment loss of $27.3 million in 2016 based on a 100% probability assumption of terminating the vessel's lease before its next dry dock.

In the year ended December 31, 2016, the Company recorded an impairment loss of $8.9 million in respect of three vessels leased in from Ship Finance - the 1997-built Front Ardenne, the 1998-built Front Brabant and the 1998-built Front Century - based on a 25% probability assumption of terminating the vessel's lease before its next dry dock. This impairment loss included $5.6 million in respect of Front Century.

In June 2016, the Company entered into an agreement to sell its six MR tankers for an aggregate sale price of $172.5 million to an unaffiliated third party. Five of these vessels were delivered by the Company in August and September 2016 and the final vessel was delivered in November 2016. The Company recorded an impairment loss of $18.2 million in 2016 with respect to these vessels.

In May 2016, the Company agreed with Ship Finance to terminate the long term charter for the 1998-built VLCC Front Vanguard. The charter was terminated in July 2016. The Company has agreed to a compensation payment to Ship Finance of $0.4 million for the termination of the charter and recorded an impairment loss of $7.3 million in 2016.

Provision for uncollectible receivable

			Change
(in thousands of $)	2017	2016	$	%
Provision for uncollectible receivable	—	4,000	(4,000)	(100.0)

In 2016, the Company made a provision of $4.0 million against a receivable, which was acquired as a result of the Merger and was subject to Court proceedings.

Administrative expenses

			Change
(in thousands of $)	2017	2016	$	%
Administrative expenses	37,603	37,026	577	1.6

Administrative expenses increased in the year ended December 31, 2017 as compared with the year ended December 31, 2016 primarily due to an increase in legal fees in relation to legal advice on the potential acquisition of DHT Holdings Inc., or DHT.

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

The loss on derivatives in 2017 wholly relates to a loss on interest rate swaps of $0.8 million. The gain on derivatives in 2016 relates to a gain on interest rate swaps of $1.9 million and a gain on bunker swaps of $1.9 million.

The increase in other non-operating income in 2017 as compared to 2016 primarily relates to an increase in dividends received from DHT.

Net (income) loss attributable to non-controlling interest

			Change
(in thousands of $)	2017	2016	$	%
Net (income) loss attributable to non-controlling interest	(539)	(504)	(35)	6.9

Net income attributable to non-controlling interest in the year ended December 31, 2017 and December 31, 2016 is attributable to the non-controlling interests in the results of SeaTeam Management.

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

Our short-term liquidity requirements relate to payment of operating costs (including drydocking), funding working capital requirements, repayment of debt financing, payment of newbuilding installments, payment of commitments for upgrading vessels such as for EGCS and ballast water treatment systems, or BWTS, lease payments for our chartered-in fleet, contingent rental expense and maintaining cash reserves against fluctuations in operating cash flows. Sources of short-term liquidity include cash balances, short-term investments and receipts from our customers. Revenues from time charters are generally received monthly or fortnightly in advance while revenues from voyage charters are received upon completion of the voyage.

As of December 31, 2018, 2017 and 2016, we had cash and cash equivalents of $66.5 million, $104.1 million and $202.4 million, respectively. As of December 31, 2018, 2017 and 2016, we had restricted cash balances of $1.4 million, $0.7 million and $0.7 million, respectively. Restricted cash does not include cash balances of $37.9 million (2017: $74.0 million), which represents 50% (2017: 100%) of the cash required to be maintained by the financial covenants in our loan agreements. The Company is permitted to satisfy up to 50% of the cash requirement by maintaining a committed undrawn credit facility with a remaining availability of greater than 12 months. Furthermore, Frontline Shipping Limited, a wholly owned subsidiary of the Company and the chartering counterparty with Ship Finance with respect to the remaining three VLCCs leased from them, has agreed to certain dividend restrictions as a result of the amendment of the terms of the long term charter agreements in May 2015. In order to make or pay any dividend or other distribution to the Company, Frontline Shipping Limited shall demonstrate a cash buffer of $2.0 million per vessel both prior to and following such payment, and following payment of the next monthly hire due plus any profit share accrued under the agreement. As at December 31, 2018, the cash held by Frontline Shipping Limited of $3.5 million (2017: $8.9 million), may be used solely for vessel operations, payment of hire to Ship Finance or other amounts incurred under the charters and Charter Ancillary Agreement including the settlement of interest and principal due on any notes payable and any other amounts incurred in the ordinary course of business.

As of December 31, 2018, the remaining commitments for our two newbuilding contracts amounted to $114.4 million, expected to be paid in the first and second quarter of 2019. As at December 31, 2018, Frontline has committed bank financing in place to finance the delivery of these newbuildings and estimates a loan amount of $114.7 million to be drawn in 2019. One VLCC was delivered in January 2019 and debt of $55.3 million was drawn in relation to this.

As of December 31, 2018, the Company has committed to the purchase of EGCS on 18 vessels owned by the Company, excluding two EGCS being installed on the Company’s two newbuildings included above, with a financial commitment of $15.7 million excluding installation costs. The Company has also agreed with Ship Finance to share the cost of EGCS equally on two VLCCs chartered from Ship Finance. The Company's remaining commitment to purchase EGCS on these vessels is $1.0 million, excluding installation costs. These remaining commitments are due in 2019.

As of December 31, 2018, the Company has committed to the installation of Ballast Water Treatment Systems on four vessels, with a remaining commitment of $2.8 million excluding installation costs, which is due in 2019.

In November 2018, the Company extended the terms of its senior unsecured loan facility of up to $275.0 million with an affiliate of Hemen Holding Ltd. (the "Credit Facility") by 12 months until November 2020.

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

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated.

(in thousands of $)	2018	2017	2016
Net cash provided by operating activities	46,171	130,485	286,015
Net cash used in investing activities	(199,217)	(722,503)	(396,443)
Net cash provided by financing activities	116,064	493,825	48,615
Net change in cash and cash equivalents and restricted cash	(36,982)	(98,193)	(61,813)
Cash, cash equivalents and restricted cash at beginning of year	104,886	203,079	264,892
Cash, cash equivalents and restricted cash at end of year	67,904	104,886	203,079

Net cash provided by operating activities

Net cash provided by operating activities in the year ended December 31, 2018 was $46.2 million compared with $130.5 million in the year ended December 31, 2017. Our reliance on the spot market contributes to fluctuations in cash flows from operating activities as a result of its exposure to highly cyclical tanker rates. Any increase or decrease in the average TCE rates earned by our vessels in periods subsequent to December 31, 2018, compared with the actual TCE rates achieved during 2018, will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities. We estimate that average daily total cash cost break even TCE rates for the remainder of 2019 will be approximately $24,400, $19,900 and $16,700 for our owned and leased VLCCs, Suezmax tankers, and LR2/Aframax tankers, respectively. These are the daily rates our vessels must earn to cover budgeted operating costs, estimated interest expenses and scheduled loan principal repayments, bareboat hire and corporate overhead costs in 2019. These rates do not take into account capital expenditures and contingent rental expense.

Net cash used in investing activities

Net cash used in investing activities of $199.2 million in 2018 comprised mainly of additions to newbuildings, vessels and equipment of $216.3 million, of which most was in respect of five newbuilding contracts, of which two VLCCs and one LR2 tanker were delivered during the year. Furthermore, the Company obtained a 20% stake in FMSI in return for a $6.0 million interest free loan to FMSI. This was partially offset by:

•	sale proceeds of $17.8 million in relation to the sale of 4.7 million shares in DHT

•	finance lease payments received of $5.3 million in respect of the investment in finance lease held on the balance sheet

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

Net cash used in investing activities of $396.8 million in 2016 comprised mainly of additions to newbuildings, vessels and equipment of $622.5 million, of which most was in respect of 25 newbuilding contracts, ten of which were delivered during the year. This amount was partially offset by the following:

•	a refund of $43.5 million in respect of four VLCC newbuilding contracts, which were cancelled in October 2016,

•	sale proceeds of $173.2 million, primarily in respect of the six MR tankers sold during the year, and

•	finance lease payments received of $9.3 million in respect of the investment in finance lease that was acquired upon the Merger.

Net cash provided by financing activities

Net cash provided by financing activities in 2018 of $116.1 million was primarily a result of debt drawdowns of $298.9 million. These items were partially offset by dividend payments of $0.4 million in relation to a non-controlling interest in a subsidiary, debt repayments of $172.4 million and capital lease repayments of $10.1 million.

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

In July 2018, the Company announced it had entered into an Equity Distribution Agreement dated July 24, 2018, with Morgan Stanley & Co. LLC for the offer and sale of up to $100.0 million of common shares of Frontline through an ATM offering. As of December 31, 2018, 11,868 shares were sold for combined proceeds of approximately $0.1 million.

Borrowing Activities

$466.5 million term loan facility

During December 2014, the amount of a $136.5 million term loan facility was increased to $466.5 million such that a further ten tranches of $33.0 million, each for a LR2/Aframax tanker newbuilding, could be drawn. The repayment schedule was amended to installments on a quarterly basis, in an amount of $0.4 million for each MR product tanker and $0.4 million for each LR2/Aframax tanker with a balloon payment on the final maturity date in April 2021. In addition, the loan margin and commitment fee were amended to 2.05% and 0.82%, respectively. In December 2015, the loan margin was reduced to 1.90%. During 2015, $99.0 million was drawn down on delivery of three LR2/Aframax tankers and $13.1 million was repaid. During, 2016, $192.4 million was drawn down on delivery of six LR2/Aframax tankers and $126.4 million was repaid. The facility is fully drawn down as of December 31, 2018.

$60.6 million term loan facility
In March 2015, Frontline 2012 entered into a $60.6 million term facility to fund the purchase of two second hand vessels. The loan has a term of five years and carries interest at LIBOR plus a margin of 1.80%. Repayments are made on a quarterly basis, each in an amount $0.9 million, with a balloon payment on the final maturity date in March 2021.The facility is fully drawn down as of December 31, 2018.

$500.1 million term loan facility
In December 2015, subsidiaries of the Company signed a new $500.1 million senior secured term loan facility with a number of banks, which matures in December 2020 and carries an interest rate of LIBOR plus a margin of 1.90%. This facility is secured by six VLCCs and six Suezmax tankers. Repayments are made on a quarterly basis, each in an amount $9.5 million, with a balloon payment on the final maturity date in December 2020. The facility is fully drawn down as of December 31, 2018.

$275.0 million revolving credit facility
In June 2016, the Company signed a $275.0 million senior unsecured facility agreement with an affiliate of Hemen, the Company's largest shareholder. The $275.0 million facility carries an interest rate of 6.25%. The facility is available to the Company for a period of 18 months from the first utilization date and is repayable in full on the 18 month anniversary of the first utilization date. There are no scheduled loan repayments before this date. The facility does not include any financial covenants and will be used to partially finance the Company's current newbuilding program, partially finance potential acquisitions of newbuildings or vessels on the water and for general corporate purposes.

The Company drew down $155.0 million in the year ended December 31, 2018 and up to $89.0 million remains available and undrawn as at year end. In February 2018 the Company initially extended the terms of the facility by 12 months, following which, the facility was repayable in November 2019. In November 2018 the Company further extended the terms of the facility by 12 months. Following the extension, the facility is repayable in November 2020. The balance outstanding is included in long-term debt as at December 31, 2018.

$109.2 million term loan facility
In July 2016, the Company entered into a senior secured term loan facility in an amount of up to $109.2 million with ING Bank. The facility matures on June 30, 2021, carries an interest rate of LIBOR plus a margin of 1.90% and has an amortization profile of 17 years. The Company drew down $54.6 million in the year ended December 31, 2017 in connection with one VLCC delivered in the period. The facility is fully drawn down as of December 31, 2018.

$328.4 million term loan facility
In August 2016, the Company signed a senior secured term loan facility in an amount of up to $328.4 million with China Exim Bank. The facility matures in 2029, carries an interest rate of LIBOR plus a margin in line with the Company's other facilities and has an amortization profile of 18 years. The Company drew down $109.0 million in the year ended December 31, 2016 in connection with one LR2 tanker and two Suezmax tanker newbuildings, which were delivered in the year. The Company drew down a further $165.9 million in the year ended December 31, 2017 in connection with two Suezmax tankers and three LR2/Aframax tankers delivered in the year. The facility is fully drawn down as of December 31, 2018.

$110.5 million term loan facility (Credit Suisse)
In December 2016, the Company signed a senior secured term loan facility in an amount of up to $110.5 million with Credit Suisse. The facility matures in 2022, carries an interest rate of LIBOR plus a margin of 1.90% and has an amortization profile of 18 years.The Company drew down $54.9 million in the year ended December 31, 2017 in connection with one VLCC delivered in the period. The facility is fully drawn down as of December 31, 2018.

$321.6 million term loan facility
In February 2017, the Company signed a second senior secured term loan facility in an amount of up to $321.6 million. The facility provided by China Exim Bank is insured by China Export and Credit Insurance Corporation. The facility matures in 2033, carries an interest rate of LIBOR plus a margin in line with the Company's other credit facilities and has an amortization profile of 15 years. This facility will be used to part finance eight of our newbuildings and will be secured by four Suezmax tankers and three LR2/Aframax tankers, and one LR2/Aframax newbuilding delivered in 2018. The Company drew down $252.7 million in the year ended December 31, 2017 in connection with four Suezmax tankers and three LR2/Aframax tankers delivered in the period. During 2018, the Company drew down $32.0 million in connection with one LR2 tanker delivered in the period. The facility is fully drawn down as of December 31, 2018.

$110.5 million term loan facility (Credit Suisse)
In June 2017, the Company signed a senior secured term loan facility in an amount of up to $110.5 million with Credit Suisse. The facility matures in 2023, carries an interest rate of LIBOR plus a margin of 1.90% and has an amortization profile of 18 years. The facility will be used to partially finance two of our recent VLCC resales and newbuilding contracts to be secured by one VLCC delivered in the period and one VLCC newbuilding being delivered in 2019, the Company drew down $54.9 million in connection with one VLCC delivered in the period. Up to $55.3 million remains available and undrawn as at year end.

$110.5 million term loan facility (ING)
In June 2017, the Company signed a senior secured term loan facility in an amount of up to $110.5 million with ING. The facility matures in 2023, carries an interest rate of LIBOR plus a margin of 1.90% and has an amortization profile of 18 years. The facility will be used to partially finance two of our recent VLCC resales and newbuilding contracts and will be secured by one VLCC delivered in the year ended December 31, 2017 and one VLCC newbuilding being delivered in 2019. The Company drew down $55.3 million in the year ended December 31, 2017 in connection with one VLCC delivered in the period. Up to $55.3 million remains available and undrawn as at year end.

Promissory notes
The sum of $21.9 million in relation to the promissory notes payable to Ship Finance, following the termination of the leases on Front Circassia, Front Page, Front Stratus, Front Serenade and Front Ariake is included within long-term debt.

In February 2018, the Company agreed with Ship Finance to terminate the long-term charter for the 1998-built VLCC Front Circassia upon the sale and delivery of the vessel by Ship Finance to an unrelated third party. The charter with Ship Finance terminated in February and the charter counter party Frontline Shipping Limited (FSL), a non recourse subsidiary of Frontline, has agreed to make a compensation payment of approximately $8.9 million for the termination of the charter to Ship Finance, which has been recorded as an interest-bearing note payable by FSL. The note is due for repayment in 2021 and carries interest of 7.5% per annum.

In July 2018, the Company agreed with Ship Finance to terminate the long-term charter for the VLCCs Front Page, Front Stratus and Front Serenade upon the sale and delivery of the vessels by Ship Finance to an unrelated third party. The charters with Ship Finance terminated in July, August and September, 2018 respectively and Frontline has agreed to make a compensation payment of approximately $10.125 million for the termination of the three charters to Ship Finance, which has been recorded as interest-bearing notes payable by Frontline. The notes are to be repaid using the same repayment profile as the original leases and carry an interest of 7.5% per annum. The notes will be fully repaid in 2025, 2025 and 2024 respectively.

In October 2018, the Company agreed with Ship Finance to terminate the long term charter for the 2001-built VLCC, Front Ariake, upon the sale and delivery of the vessel by Ship Finance to an unrelated third party. The charter terminated in October and Frontline has agreed to a total compensation payment to Ship Finance of $3.375 million for the termination of the charter, which has been recorded as an interest bearing note payable by Frontline. The note carries interest of 7.5% per annum and will be fully repaid in 2023.

Secured borrowings
In December 2017, the Company sold 1.3 million shares of Golden Ocean, for total proceeds of $10.1 million. At the same time, the Company entered into a forward contract to repurchase 1.3 million shares of Golden Ocean in March 2018 for $10.3 million. The transaction has been accounted for as a secured borrowing, with the shares transferred to 'Marketable securities pledged to creditors' and a liability recorded at December 31, 2017 within debt for $10.3 million, after adjusting for the effect of foreign exchange. The Company is required to post collateral of 20% of the total repurchase price for the duration of the agreement. As at December 31, 2017, 442,384 shares in Avance Gas were held as collateral with the remaining balance being paid to the counterparty as cash collateral in January 2018.

In December 2018, the Company repurchased 1.3 million shares of Golden Ocean and simultaneously sold the shares for total proceeds of $7.7 million. At the same time, the Company entered into a forward contract to repurchase 1.3 million shares of Golden Ocean in March 2019 for $7.7 million. The transaction has been accounted for as a secured borrowing, with the shares transferred to 'Marketable securities pledged to creditors' and a liability recorded at December 31, 2018 within debt for $7.6 million, after adjusting for the effect of foreign exchange. The Company is required to post collateral of 20% of the total repurchase price for the duration of the agreement. As at December 31, 2018, 442,384 shares in Avance Gas were held as collateral with the remaining balance being paid to the counterparty as cash collateral in January 2019.

Debt restrictions
The Company's loan agreements contain loan-to-value clauses, which could require the Company to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, the loan agreements contain certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital and a value adjusted equity covenant. Restricted cash does not include cash balances of $37.9 million (2017: $74.0 million), which represents 50% (2017: 100%) of the cash required to be maintained by the financial covenants in our loan agreements. The Company is permitted to satisfy up to 50% of the cash requirement by maintaining a committed undrawn credit facility with a remaining availability of greater than 12 months. These amounts are included in "Cash and cash equivalents". Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. Under those circumstances, the Company might not have sufficient funds or other resources to satisfy its obligations. The Company was in compliance with all of the financial covenants contained in the Company's loan agreements as of December 31, 2018.

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

In April 2018, the Company chartered in two VLCCs for a two year period from an unrelated third party. The remaining outstanding payments due under the leases are $20.5 million as of December 31, 2018.

Following assignments of two property leases in 2015, each to a related party, a subsidiary of the Company has guaranteed the remaining outstanding payments due under the leases of approximately $6.3 million as of December 31, 2018 (2017: approximately $7.9 million). The Company does not believe that it will be required to make any payments under these guarantees and has not recorded a liability in the balance sheet in this respect.

In November 2015, the Company agreed to commercially manage a VLCC being chartered-in by a third party for a two year period and to share equally the results of the vessel calculated as net voyage earnings less charter hire expense. The agreement terminated in 2017 and there is no further potential liability.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

At December 31, 2018, we had the following contractual obligations and commitments:

	Payment due by period
(In thousands of $)	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years	Total
Floating rate debt	111,004	839,457	202,260	372,306	1,525,027
Fixed rate debt	1,844	199,020	4,728	2,302	207,894
Secured borrowings	7,631	—	—	—	7,631
Operating lease obligations	17,348	7,232	222		24,802
Capital lease obligations (1)	7,028	15,701	18,121	26,431	67,281
Newbuilding commitments (2)	114,369	—	—	—	114,369
Vessel upgrading commitments (3)	19,542	—	—	—	19,542
Interest on floating rate debt (4)	65,617	93,880	42,097	62,972	264,566
Interest on fixed rate debt	12,951	14,069	720	120	27,860
Interest on capital lease obligations	4,717	7,822	5,369	3,094	21,002
	362,051	1,177,181	273,517	467,225	2,279,974

1.
As of December 31, 2018, the Company held 3 vessels under capital leases, all of which are leased from Ship Finance and were acquired upon the Merger. The amounts shown in the table above represent the contractual obligations under these lease agreements and exclude the value of contingent rental expense that was included in the fair valuation of these lease obligations on the date of the Merger. As of December 31, 2018, we have recorded total obligations under these capital leases of $99.8 million of which $67.3 million is in respect of the minimum contractual payments and $32.5 million is in respect of contingent rental expense.

2.	The newbuilding commitments as of December 31, 2018 consist of two VLCCs inclusive of EGCS equipment.

3.	As of December 31, 2018, the Company had entered into commitments for the purchase of EGCS for 20 vessels on the water and BWTS for four vessels on the water.

4.	Interest on floating rate debt has been calculated using three month U.S. dollar LIBOR as of December 31, 2018, plus agreed margin, and outstanding borrowings as of that date.

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

Name	Age	Position
John Fredriksen	74	Chairman, President and Director
James O'Shaughnessy	55	Director and Audit Committee Chairman
Ulrika Laurin	48	Director and Audit Committee Member
Ola Lorentzon	69	Director
Robert Hvide Macleod	40	Director and Chief Executive Officer of Frontline Management AS
Inger M. Klemp	55	Chief Financial Officer of Frontline Management AS

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

James O'Shaughnessy has been a Director and member of the Audit Committee of the Company since September 2018. James O'Shaughnessy has been an Executive Vice President, Chief Accounting Officer and Corporate Controller of Axis Capital Holdings Limited since March 26, 2012. Prior to that Mr. O'Shaughnessy has served as Chief Financial Officer of Flagstone Reinsurance Holdings and as Chief Accounting Officer and Senior Vice President of Scottish Re Group Ltd., and Chief Financial Officer of XL Re Ltd. at XL Group plc. Mr. O'Shaughnessy received a Bachelor of Commerce degree from University College, Cork, Ireland in the year 1981 to 1985 and is both a Fellow of the Institute of Chartered Accountants of Ireland and an Associate Member of the Chartered Insurance Institute of the UK. Mr. O'Shaughnessy earned a Master's Degree in Accounting from University College Dublin in the year 1985 to 1986.

Ulrika Laurin has been a Director and member of the Audit Committee of the Company since September 2018. Ulrika Laurin has been the Executive Chairman of ship-owning company Anglo-Atlantic Steamship Co. Ltd. and the Chairman of Laurin Shipping AB, an international ship-management company. She has served as the CFO of Anglo-Atlantic Steamship Co. Ltd. and as Commercial Manager of Laurin Maritime (UK) Ltd. Prior to that, she worked with fund manager Tufton Oceanic Ltd. and with management consultant Karlöf & Partners. She holds a Master of Science degree in Economics and Business Administration from the Stockholm School of Economics.

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

B.  COMPENSATION

During the year ended December 31, 2018, we paid aggregate cash compensation of approximately $1.7 million and an aggregate amount of approximately $0.1 million for pension and retirement benefits to our directors and executive officers (eight persons). In addition, we also recognized stock compensation expense of approximately $1.0 million in respect of 1,170,000 share options, which were granted to our directors and executive officers in July 2016. The initial exercise price of these options was $8.00 per option and is reduced by the amount of dividends paid after the date of grant. The exercise price of these options as of December 31, 2018 is $7.40.

C.  BOARD PRACTICES

In accordance with our bye-laws the number of directors shall be such number not less than two as our shareholders by Ordinary Resolution may from time to time determine and each director shall hold office until the next annual general meeting following his election or until his successor is elected. We currently have five directors.

We currently have an audit committee, which is responsible for overseeing the quality and integrity of our financial statements and our accounting, auditing and financial reporting practices, our compliance with legal and regulatory requirements, the independent auditor's qualifications, independence and performance and our internal audit function. In 2018, James O'Shaughnessy and Ulrika Laurin were appointed to serve on the Audit Committee. James O'Shaughnessy is the Chairperson of the Audit Committee and the Audit Committee Financial Expert.

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

D.  EMPLOYEES

As of December 31, 2018, we employed approximately 145 people in our offices in Bermuda, London, Glasgow, Oslo, Singapore and India, compared to 128 employees in 2017 and 135 employees in 2016. We contract with independent ship managers to provide technical management services in respect of our vessels.

E.  SHARE OWNERSHIP

As of February 28, 2019, the beneficial interests of our directors and officers in our ordinary shares were as follows:

Director or Officer	Ordinary shares of $1.00 each	Options to acquire ordinary shares which have vested	Percentage of ordinary shares outstanding
John Fredriksen*	*	132,000	*
James O'Shaughnessy	—	—	—
Ulrika Laurin	50,000	—	**
Ola Lorentzon	3,000	14,000	**
Robert Hvide Macleod	—	532,000	**
Inger M. Klemp	180,000	80,000	**

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

In April 2011, the Company granted 29,000 share options (as adjusted for the 1-for-5 reverse share split in February 2016) to directors and employees, all of which expired in April 2016. In July 2016, the Company granted 1,170,000 share options with an exercise price of $8.00 per share, reduced for dividends paid of $0.60 per share up until December 31, 2017, to directors and officers in accordance with the terms of the Frontline Scheme. One third of the options vest over one year, one third vest over two years and one third vest over three years. The options have a five year term. In November 2018, the Company granted an additional 180,000 options, all of which were to employees and none were to directors and officers.

Details of options to acquire our ordinary shares by our directors and officers as of March 25, 2019, were as follows:

Director or Officer	Number of options		Exercise price*	Expiration Date
	Total	Vested
John Fredriksen	198,000	132,000	$7.40	July 2021
Ola Lorentzon	21,000	14,000	$7.40	July 2021
Robert Hvide Macleod	798,000	532,000	$7.40	July 2021
Inger M. Klemp	120,000	80,000	$7.40	July 2021

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

The following table presents certain information as of March 25, 2019, regarding the ownership of our ordinary shares with respect to each shareholder whom we know to beneficially own more than 5% of our outstanding ordinary shares.

Owner	Number of shares	%
Hemen Holding Ltd.	82,145,703	48.4%
Ship Finance International Limited	11,000,000	6.5%

Our major shareholders have the same voting rights as our other shareholders. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

B.  RELATED PARTY TRANSACTIONS

See Note 26 to our audited Consolidated Financial Statements included herein.

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

Dividend Policy

In December 2015, our Board approved implementing a dividend policy to distribute quarterly dividends to shareholders equal to or close to earnings per share adjusted for non-cash items. No dividends were declared in 2018. In 2017, we declared dividends of $0.15 for the first quarter. In 2016, we declared dividends of $0.40 per share for the first quarter, $0.20 per share for the second quarter, $0.10 per share for the third quarter and in February 2017, we declared a dividend of $0.15 per share for the fourth quarter of 2016. The timing and amount of dividends, if any, is at the discretion of the Board. We cannot guarantee that our Board will declare dividends in the future.

B. SIGNIFICANT CHANGES

None.

ITEM 9. THE OFFER AND LISTING

The Company's ordinary shares are traded on the NYSE and OSE under the symbol "FRO". As at the date of this Annual Report, the Company had 169,821,192 ordinary shares outstanding.

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

C. MATERIAL CONTRACTS

Ship Finance

Charter Ancillary Agreements and Amendments

In May 2015, the Company and Ship Finance agreed to amendments to the leases on 12 VLCCs and five Suezmaxes, the related management agreements and further amendments to the charter ancillary agreements for the remainder of the charter periods. As a result of the amendments to the charter ancillary agreements, which took effect on July 1, 2015, the daily hire payable to Ship Finance was reduced to $20,000 per day and $15,000 per day for VLCCs and Suezmaxes, respectively. The fee due from Ship Finance for operating costs was increased from $6,500 per day per vessel to $9,000 per day per vessel. In return, the Company issued 11.0 million new shares (as adjusted for the 1-for-5 reverse share split in February 2016) to Ship Finance and the profit share above the new daily hire rates was increased from 25% to 50%. The Company was released from its guarantee obligation and in exchange, Frontline Shipping Limited, a wholly owned subsidiary of the Company and the chartering counterparty with Ship Finance, has agreed to certain dividend restrictions. In order to make or pay any dividend or other distribution to the Company, Frontline Shipping Limited shall demonstrate a cash buffer of $2.0 million per vessel both prior to and following such payment, and following payment of the next monthly hire due plus any profit share accrued under the agreement. As at December 31, 2018, the cash held by Frontline Shipping Limited of $3.5 million (2017: $8.9 million), may solely be used for vessel operations, payment of hire to Ship Finance or other amounts incurred under the charters and Charter Ancillary Agreement, including the settlement of interest and principal due on any notes payable and any other amounts incurred in the ordinary course of business.

As the Merger with Frontline 2012 was accounted for as a reverse business acquisition in which Frontline 2012 is treated as the accounting acquirer, all of the Company's assets and liabilities were recorded at fair value on November 30, 2015 such that estimated profit share over the remaining terms of the leases has been recorded in the balance sheet obligations. Consequently, the Company will only record profit share expense following the Merger when the actual expense is different to that estimated at the date of the Merger. The Company recorded contingent rental income of $19.7 million in 2018 due to the fact that the actual profit share expenses earned by Ship Finance of $1.5 million was $19.7 million less than the amount accrued in the lease obligation payable when the leases were recorded at fair value at the time of the Merger. The Company recorded contingent rental income of $26.1 million in 2017 due to the fact that the actual profit share expenses earned by Ship Finance of $5.6 million was $26.1 million less than the amount accrued in the lease obligation payable when the leases were recorded at fair value at the time of the Merger.

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

As an "exempted company", we are exempt from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermudians, but as an exempted company, we may not participate in certain business transactions including: (i) the acquisition or holding of land in Bermuda (except that required for its business and held by way of lease or tenancy for terms of not more than 21 years) without the express authorization of the Bermuda legislature; (ii) the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000 without the consent of the Minister of Finance of Bermuda; (iii) the acquisition of any bonds or debentures secured on any land in Bermuda except bonds or debentures issued by the Government of Bermuda or by a public authority in Bermuda; or (iv) the carrying on of business of any kind in Bermuda, except in so far as may be necessary for the carrying on of its business outside Bermuda or under a license granted under the Companies Act.

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

E.  TAXATION

The following discussion summarizes the material United States federal income tax and Bermuda tax consequences to United States Holders, as defined below, of the purchase, ownership and disposition of ordinary shares. This summary does not purport to deal with all aspects of United States federal income taxation and Bermuda taxation that may be relevant to an investor's decision to purchase ordinary shares, nor any tax consequences arising under the laws of any state, locality or other foreign jurisdiction.

United States Federal Income Tax Considerations

In the opinion of Seward & Kissel LLP, our United States counsel, the following are the material United States federal income tax consequences to us of our activities and to United States Holders of our ordinary shares. The following discussion of United States federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, all of which are subject to change, possibly with retroactive effect. Except as otherwise noted, this discussion is based on the assumption that we will not maintain an office or other fixed place of business within the United States.

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

•
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

Prior to the Merger, the Company qualified for exemption under Section 883 while Frontline 2012 did not so qualify. In addition, the Company currently does not anticipate circumstances under which the Company would be able to satisfy the 50% ownership test described above. The Company’s ability to satisfy the Publicly-Traded Test is described below.

Under the Treasury Regulations, stock of a foreign corporation is considered "primarily traded" on an established securities market in a country if the number of shares of each class of stock that is traded during the taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country. The Company's ordinary shares were "primarily traded" on the NYSE during the 2018 taxable year.

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

The Company believes that its ordinary shares have satisfied the Listing Threshold, as well as the Trading Frequency Test and Trading Volume Tests, during the 2018 taxable year.

Notwithstanding the foregoing, the Treasury Regulations provide, in pertinent part, that stock of a foreign corporation will not be considered to be "regularly traded" on an established securities market for any taxable year during which 50% or more of such stock is owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons, or "5% Shareholders", who each own 5% or more of the vote and value of such stock, which is referred to as the "50% Override Rule."  For purposes of determining the persons who are 5% Shareholders, a foreign corporation may rely on Schedules 13D and 13G filings with the U.S. Securities and Exchange Commission.

During the 2018 taxable year, 5% Shareholders owned less than 50% of the Company's ordinary shares for more than half the number of days in the year. Therefore, the Company was not subject to the 50% Override Rule, and therefore the Company believes that it satisfied the Publicly-Traded Test for the 2018 taxable year.

However, the Company may not satisfy the Publicly-Traded Test in future taxable years. In this regard, Hemen, who we believe to be a non-qualified shareholder, currently owns less than 50% of the ordinary shares. If Hemen and other 5% Shareholders hold more than 50% of our ordinary shares, the Company would be subject to the 50% Override Rule for such taxable year unless it could establish that, among the ordinary shares owned by the 5% Shareholders, sufficient shares are owned by qualified shareholders, for purposes of Section 883 of the Code, to preclude non-qualified shareholders from owning 50% or more of the Company's ordinary shares for more than half the number of days during the taxable year. The requirements of establishing this exception to the 50% Override Rule are onerous and the Company may not be able to satisfy them.

Taxation in Absence of Section 883 Exemption

If the benefits of Section 883 are unavailable for any taxable year, the Company's United States source shipping income will be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, which the Company refers to as the "4% gross basis tax regime". Since under the sourcing rules described above, no more than 50% of the Company's shipping income would be treated as being derived from United States sources, the maximum effective rate of United States federal income tax on the Company's shipping income would never exceed 2% under the 4% gross basis tax regime.

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

Taxation of United States Holders

The following is a discussion of the material United States federal income tax considerations relevant to an investment decision by a United States Holder, as defined below, with respect to the ordinary shares. This summary is not intended to be applicable to all categories of investors, such as dealers in securities, traders in securities that elect the mark-to-market method of accounting, banks, thrifts or other financial institutions, insurance companies, regulated investment companies, tax-exempt organizations, United States expatriates, persons that hold ordinary shares as part of a straddle, conversion transaction or hedge, persons who own 10% or more, actually or constructively, of our outstanding stock (by vote or value), persons deemed to sell ordinary shares under the constructive sale provisions of the Code, United States Holders whose "functional currency" is other than the United States dollar, holders required to recognize income for United States federal income tax purposes no later than when such item of income is included on an “applicable financial statement” or holders subject to the alternative minimum tax, each of which may be subject to special rules. In addition, this discussion is limited to persons who hold ordinary shares as "capital assets" (generally, property held for investment) within the meaning of Code Section 1221. This summary does not contain a detailed description of all the United States federal income tax consequences to United States Holders in light of their particular circumstances and does not address the Medicare tax on net investment income, or the effects of any state, local or non-United States tax laws. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of ordinary shares.

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

Special rules may apply to any “extraordinary dividend,” generally, a dividend paid by the Company in an amount which is equal to or in excess of 10% of a shareholder’s adjusted tax basis in an ordinary share. If the Company pays an “extraordinary dividend” on its ordinary shares that is treated as “qualified dividend income,” then any loss derived by a United States Non-Corporate Holder from the sale or exchange of such ordinary shares will be treated as long-term capital loss to the extent of such dividend.

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

•
at least 75% of the Company's gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business), or

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

Taxation of United States Holders Making a "Mark-to-Market" Election

Alternatively, if the Company were to be treated as a PFIC for any taxable year and, as anticipated, the ordinary shares are treated as "marketable stock," a United States Holder would be allowed to make a Mark-to-Market election with respect to the Company's ordinary shares.  If that election is made, the United States Holder generally would include as ordinary income in each taxable year that the Company is a PFIC the excess, if any, of the fair market value of the ordinary shares at the end of the taxable year over such holder's adjusted tax basis in the ordinary shares.  The United States Holder would also be permitted an ordinary loss for each such taxable year in respect of the excess, if any, of the United States Holder's adjusted tax basis in the ordinary shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the Mark-to-Market election.  A United States Holder's tax basis in its ordinary shares would be adjusted to reflect any such income or loss amount. In any taxable year that the Company is a PFIC, gain realized on the sale, exchange or other disposition of the ordinary shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the ordinary shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the United States Holder.

Taxation of United States Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if the Company were to be treated as a PFIC for any taxable year, a United States  Holder who does not make either a QEF election or a Mark-to-Market election for that year, who is referred to as a "Non-Electing United States Holder," would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing United States Holder on the ordinary shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing United States Holder in the three preceding taxable years, or, if shorter, the Non-Electing United States Holder's holding period for the ordinary shares), and (2) any gain realized on the sale, exchange or other disposition of the ordinary shares.  Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing United States Holder's aggregate holding period for the ordinary shares;

•	the amount allocated to the current taxable year and any taxable years before the Company became a PFIC would be taxed as ordinary income; and

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

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to a United States Holder and proceeds from the sale or other disposition of the ordinary shares that are paid to a United States Holder within the United States (and in certain cases, outside the United States) will be subject to information reporting requirements.  Such payments will generally also be subject to "backup withholding" if paid to a non-corporate United States Holder who:

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

As of December 31, 2018, the Company's outstanding debt which was at variable interest rates, net of the amount subject to interest rate swap agreements, was $1,351.5 million. Based on this, a one percentage point increase in annual LIBOR interest rates would increase its annual interest expense by approximately $13.5 million, excluding the effects of capitalization of interest.

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

Interest Rate Swap Agreements
In February 2013, Frontline 2012 entered into six interest rate swaps with Nordea Bank whereby the floating interest rate on an original principal amount of $260 million of the then anticipated debt on 12 MR product tanker newbuildings was switched to fixed rate. Six of these newbuildings were subsequently financed from the $466.5 million term loan facility. In February 2016, the Company entered into an interest rate swap with DNB whereby the floating interest on notional debt of $150.0 million was switched to fixed rate. The fair value of these swaps at December 31, 2018 was a receivable of $7.6 million (2017: receivable of $4.5 million). The Company recorded a gain on these interest rate swaps of $4.3 million in 2018 (2017:loss of $0.8 million).

Bunker swap agreements
From time to time, the Company may enter into bunker swap agreements to hedge the cost of its fuel costs. In August 2015, the Company entered into four bunker swap agreements whereby the fixed rate on 4,000 metric tons per calendar month was switched to a floating rate. The Company is then exposed to fluctuations in bunker prices, as the cargo contract price is based on an assumed bunker price for the trade. There is no guarantee that the hedge removes all the risk from the bunker exposure, due to possible differences in location and timing of the bunkering between the physical and financial position. The contracts ended in December 2016. The fair value of these swaps at December 31, 2016 was nil. A non-cash mark to market gain of $1.9 million was recorded in 2016.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

a)   Disclosure Controls and Procedures

Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this annual report as of December 31, 2018. Based upon that evaluation, the principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective as of the evaluation date.

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

Our management with the participation of our principal executive officer and principal financial officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31, 2018. Based upon that evaluation, our management with the participation of our principal executive officer and principal financial officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2018.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2018 has been audited by PricewaterhouseCoopers AS, an independent registered public accounting firm, as stated in their report which appears herein.

c)   Attestation Report of Independent Registered Public Accounting Firm

The independent registered public accounting firm that audited the consolidated financial statements, PricewaterhouseCoopers AS, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2018, appearing under Item 18, and such report is incorporated herein by reference.

d)   Changes in internal control over financial reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board has determined that Mr. James O'Shaughnessy is an independent director and audit committee financial expert.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Company's principal accountant for 2018 and 2017 was PricewaterhouseCoopers AS. The following table sets forth for the two most recent fiscal years the fees paid or accrued for audit and services provided by PricewaterhouseCoopers AS to the Company.

(in thousands of $)	2018	2017
Audit Fees (a)	1,203	1,102
Audit-Related Fees (b)	4	—
Tax Fees (c)	15	—
All Other Fees (d)	29	—
Total	1,251	1,102

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

The Company's Board has adopted pre-approval policies and procedures in compliance with paragraph (c) (7)(i) of Rule 2-01 of Regulation S-X that require the Board to approve the appointment of the independent auditor of the Company before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company. All services provided by the principal auditor in 2018 and 2017 were approved by the Board pursuant to the pre-approval policy.

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

ITEM 16G. CORPORATE GOVERNANCE

Pursuant to an exception under the NYSE listing standards available to foreign private issuers, we are not required to comply with all of the corporate governance practices followed by U.S. companies under the NYSE listing standards, which are available at www.nyse.com.  Pursuant to Section 303.A.11 of the NYSE Listed Company Manual, we are required to list the significant differences between our corporate governance practices and the NYSE standards applicable to listed U.S. companies. Set forth below is a list of those differences:

•
Independence of Directors. The NYSE requires that a U.S. listed company maintain a majority of independent directors. As permitted under Bermuda law and our bye-laws, three members of our Board, Mr Ola Lorentzon, Mr. James O'Shaughnessy and Ms Ulrika Laurin, are independent according to the NYSE's standards for independence applicable to a foreign private issuer.

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

•
Audit Committee.  The NYSE requires, among other things, that a listed U.S. company have an audit committee with a minimum of three members, all of whom are independent. As permitted by Rule 10A-3 under the Securities Exchange Act of 1934, our audit committee consists of two independent members of our Board, Mr. James O'Shaughnessy and Ms Ulrika Laurin.

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

4.2*
Addendum to Charter Ancillary Agreement between Frontline Ltd and Ship Finance International Limited dated June 15, 2004 incorporated by reference to Exhibit 4.2 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2017.

4.3*
Form of Performance Guarantee issued by the Company dated January 1, 2004 incorporated by reference to Exhibit 4.3 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2017.

4.4*	Frontline Ltd Share Option Scheme dated September 25, 2009. Incorporated by reference to Exhibit 4.16 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2010.

4.5*
Addendum No. 3 to Charter Ancillary Agreement between Frontline Ltd, Ship Finance International Limited and Frontline Shipping Ltd, dated August 21, 2007 incorporated by reference to Exhibit 4.18 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2007.

4.6*
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

4.8*
Addendum No. 7 to Charter Ancillary Agreement between Frontline Ltd., Ship Finance International Limited and Frontline Shipping Ltd., dated December 22, 2011, incorporated by reference to Exhibit 4.17 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2011.

4.09*
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

4.11*
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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Frontline Ltd.
(Registrant)

Date: March 28, 2019	By:	/s/ Inger M. Klemp
	Name:	Inger M. Klemp
	Title:	Principal Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Frontline Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Frontline Ltd. and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of operations, consolidated statements of comprehensive income, consolidated statements of cash flows and consolidated statements of changes in equity for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2018 based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Changes in Accounting Principles

As discussed in Note 3 to the consolidated financial statements, in 2018 the Company changed the manner in which it accounts for marketable securities, the manner in which it accounts for revenue from contracts with customers and the manner in which it presents restricted cash and restricted cash equivalents in the statement of cash flows.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under item 15(b) of Frontline Ltd.’s Annual Report on Form 20-F. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Oslo, Norway
March 28, 2019

We have served as the Company’s auditor since 2012.

Frontline Ltd.
Consolidated Statements of Operations for the years ended December 31, 2018, 2017 and 2016
(in thousands of $, except per share data)

	2018	2017	2016
Operating revenues
Voyage charter revenues	690,901	518,156	502,284
Time charter revenues	26,067	106,237	226,058
Finance lease interest income	1,293	1,748	2,194
Other income	24,005	20,185	23,770
Total operating revenues	742,266	646,326	754,306
Other operating gains (losses)	10,206	2,381	(2,683)
Operating expenses
Voyage expenses and commission	377,772	259,334	161,641
Contingent rental income	(19,738)	(26,148)	(18,621)
Ship operating expenses	130,623	135,728	119,515
Charter hire expenses	21,244	19,705	67,846
Impairment loss on vessels and vessels held under capital lease	—	164,187	61,692
Impairment loss on goodwill	—	112,821	—
Provision for uncollectible receivable	—	—	4,000
Administrative expenses	37,294	37,603	37,026
Depreciation	122,566	141,748	141,043
Total operating expenses	669,761	844,978	574,142
Net operating income (loss)	82,711	(196,271)	177,481
Other income (expenses)
Interest income	843	588	367
Interest expense	(93,275)	(69,815)	(56,687)
Unrealized loss on marketable securities	(3,526)	—	—
Gain on sale of shares	1,026	1,061	—
Share of results of associated company	246	—	—
Impairment loss on shares	—	—	(7,233)
Foreign currency exchange (loss) gain	(869)	(55)	9
Gain (loss) on derivatives	4,256	(753)	3,718
Other non-operating items, net	506	1,213	204
Net other (expenses) income	(90,793)	(67,761)	(59,622)
Net (loss) income before income taxes and non-controlling interest	(8,082)	(264,032)	117,859
Income tax expense	(316)	(290)	(345)
Net (loss) income	(8,398)	(264,322)	117,514
Net (income) loss attributable to non-controlling interest	(482)	(539)	(504)
Net (loss) income attributable to the Company	(8,880)	(264,861)	117,010

Basic and diluted (loss) earnings per share attributable to the Company	$(0.05)	$(1.56)	$0.75

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline Ltd.
Consolidated Statements of Comprehensive Income for the years ended December 31, 2018, 2017 and 2016
(in thousands of $)

	2018	2017	2016
Comprehensive income
Net (loss) income	(8,398)	(264,322)	117,514
Unrealized gain (loss) from marketable securities	—	1,901	(5,425)
(Gain) loss from marketable securities reclassified to Consolidated Statement of Operations	—	(571)	7,233
Foreign currency translation gain (loss)	893	158	(686)
Other comprehensive income (loss)	893	1,488	1,122
Comprehensive (loss) income	(7,505)	(262,834)	118,636

Comprehensive income (loss) attributable to non-controlling interest	482	539	504
Comprehensive (loss) income attributable to the Company	(7,987)	(263,373)	118,132
Comprehensive (loss) income	(7,505)	(262,834)	118,636

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline Ltd.
Consolidated Balance Sheets as of December 31, 2018 and 2017
(in thousands of $)

	2018	2017
ASSETS
Current Assets
Cash and cash equivalents	66,484	104,145
Restricted cash	1,420	741
Marketable securities	836	19,231
Marketable securities pledged to creditors	8,392	10,272
Trade accounts receivable, net	53,982	49,585
Related party receivables	7,895	5,068
Other receivables	17,068	17,294
Inventories	68,765	61,715
Voyages in progress	59,437	38,254
Prepaid expenses and accrued income	7,804	6,170
Current portion of investment in finance lease	10,803	9,126
Other current assets	5,359	13
Total current assets	308,245	321,614
Long-term assets
Newbuildings	52,254	79,602
Vessels and equipment, net	2,476,755	2,342,130
Vessels and equipment under capital lease, net	90,676	251,698
Investment in finance lease	10,979	21,782
Goodwill	112,452	112,452
Derivative instruments receivable	7,641	4,450
Investment in associated company	6,246	—
Other long-term assets	12,593	—
Total assets	3,077,841	3,133,728
LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	120,479	113,078
Current portion of obligations under capital leases	11,854	43,316
Related party payables	18,738	8,921
Trade accounts payable	22,212	11,809
Accrued expenses	37,031	38,809
Other current liabilities	3,904	6,067
Total current liabilities	214,218	222,000
Long-term liabilities
Long-term debt	1,610,293	1,467,074
Obligations under capital leases	87,930	255,700
Other long-term liabilities	1,183	1,325
Total liabilities	1,913,624	1,946,099
Commitments and contingencies
Equity
Share capital (169,821,192 shares. 2017: 169,809,324 shares. All shares are issued and outstanding at par value $1.00 per share)	169,821	169,809

Additional paid in capital	198,497	197,399
Contributed surplus	1,090,376	1,090,376
Accumulated other comprehensive income	224	2,227
Retained (deficit) earnings	(295,118)	(272,503)
Total equity attributable to the Company	1,163,800	1,187,308
Non-controlling interest	417	321
Total equity	1,164,217	1,187,629
Total liabilities and equity	3,077,841	3,133,728

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline Ltd.
Consolidated Statements of Cash Flows for the years ended December 31, 2018, 2017 and 2016
(in thousands of $)

	2018	2017	2016
Net (loss) income	(8,398)	(264,322)	117,514
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation	122,566	141,748	141,043
Amortization of deferred charges	2,472	1,913	2,027
Other operating losses (gains)	(10,308)	(2,378)	2,683
Gain on sale of shares	(1,026)	(1,061)	—
Amortization of time charter contract value	—	—	(6,799)
Contingent rental income	(21,273)	(26,148)	(18,621)
Impairment loss on vessels and vessels under capital lease	—	164,187	61,692
Provision for uncollectible receivable	—	—	4,000
Mark to market on marketable securities	3,526	—	—
Share of results from associated company and gain on equity interest	(246)	—	—
Impairment loss on goodwill	—	112,821	—
Impairment loss on marketable securities	—	—	7,233
Mark to market (gain) loss on derivatives	(3,190)	(93)	(8,017)
Other, net	743	1,953	(1,232)
Changes in operating assets and liabilities, net of acquisition:
Trade accounts receivable	(133)	(506)	4,287
Other receivables	227	2,122	10,833
Inventories	(7,323)	(24,079)	(12,241)
Voyages in progress	(41,486)	7,084	6,828
Prepaid expenses and accrued income	(1,633)	(429)	(1,427)
Other current assets	(2,349)	(1)	406
Trade accounts payable	10,403	7,485	(5,175)
Accrued expenses	(1,177)	12,645	(2,936)
Related party balances	6,990	3,062	(10,707)
Other current liabilities	(2,163)	(6,178)	(5,583)
Other	(51)	660	207
Net cash provided by operating activities	46,171	130,485	286,015
Investing activities
Change in restricted cash	—	—	—
Additions to newbuildings, vessels and equipment	(216,310)	(713,560)	(622,460)
Refund of newbuilding installments and interest	—	—	43,497
Purchase of shares	—	(46,100)	—
Proceeds from sale of newbuilding vessels	—	—	173,187
Investment in associated company	(6,000)	—	—
Finance lease payments received	5,336	9,745	9,333
Net proceeds from sale of shares	17,757	27,412	—
Net cash used in investing activities	(199,217)	(722,503)	(396,443)
Financing activities

Net proceeds from issuance of shares	85	—	98,200
Proceeds from long-term debt	298,871	673,416	356,066
Repayment of long-term debt	(172,412)	(83,951)	(169,883)
Payment of obligations under finance leases	(10,094)	(31,854)	(61,677)
Lease termination receipts / (payments)	—	(19,006)	—
Debt fees paid	—	(3,495)	(9,523)
Cash dividends paid	(386)	(51,401)	(164,551)
Payment of fractional shares on reverse share split	—	—	(17)
Proceeds from secured short-term borrowings	—	10,116	—
Net cash provided by financing activities	116,064	493,825	48,615
Net change in cash, cash equivalents and restricted cash	(36,982)	(98,193)	(61,813)
Cash , cash equivalents and restricted cash at beginning of year	104,886	203,079	264,892
Cash, cash equivalents and restricted cash at end of year	67,904	104,886	203,079

Supplemental disclosure of cash flow information:
Interest paid, net of interest capitalized	80,887	57,291	53,474
Income taxes paid	329	1,222	716

Details of non-cash investing and financing activities are given in Note 28.

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline Ltd.
Consolidated Statements of Changes in Equity for the years ended December 31, 2018, 2017 and 2016
(in thousands of $, except number of shares)

	2018	2017	2016
Number of shares outstanding
Balance at the beginning of the year	169,809,324	169,809,324	781,937,649
Effect of reverse share split	—	—	(625,551,143)
Shares issued	11,868	—	13,422,818
Balance at the end of the year	169,821,192	169,809,324	169,809,324

Share capital
Balance at the beginning of the year	169,809	169,809	781,938
Effect of reverse share split	—	—	(625,551)
Shares issued	12	—	13,422
Balance at the end of the year	169,821	169,809	169,809

Additional paid in capital
Balance at the beginning of year	197,399	195,304	109,386
Stock compensation expense	1,025	2,095	1,418
Payment for fractional shares on reverse share split	—	—	(17)
Shares issued	73	—	84,517
Balance at the end of year	198,497	197,399	195,304

Contributed surplus
Balance at the beginning of year	1,090,376	1,099,680	474,129
Effect of reverse share split	—	—	625,551
Cash dividends	—	(9,304)	—
Balance at the end of year	1,090,376	1,090,376	1,099,680

Accumulated other comprehensive income (loss)
Balance at the beginning of year	2,227	739	(383)
Other comprehensive income (loss)	893	1,488	1,122
Change in accounting policy: Marketable securities	(2,896)	—	—
Balance at the end of year	224	2,227	739

Retained (deficit) earnings
Balance at the beginning of year	(272,503)	34,069	81,212
Net income (loss)	(8,880)	(264,861)	117,010
Change in accounting policy: ASC 606/340	(16,631)	—	—
Change in accounting policy: Marketable securities	2,896	—	—
Cash dividends	—	(41,711)	(164,153)
Balance at the end of year	(295,118)	(272,503)	34,069

Total equity attributable to the Company	1,163,800	1,187,308	1,499,601

Non-controlling interest
Balance at the beginning of year	321	168	61
Net income (loss)	482	539	504
Dividend paid to non-controlling interest	(386)	(386)	(397)
Balance at the end of year	417	321	168

Total equity	1,164,217	1,187,629	1,499,769

See accompanying Notes that are an integral part of these Consolidated Financial Statements

Frontline Ltd.
Notes to the Consolidated Financial Statements

1.	ORGANIZATION AND BUSINESS

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

As of December 31, 2018, the Company's fleet consisted of 61 vessels, with an aggregate capacity of approximately 11.6 million dwt. The Company's fleet consisted of:

(i) 46 vessels owned by the Company (12 VLCCs, 16 Suezmax tankers and 18 LR2/Aframax tankers),
(ii) three VLCCs that are under capital leases,
(iii) one VLCC that is recorded as an investment in a finance lease,
(iv) two VLCCs chartered-in from an unrelated third party, and
(v) nine vessels that are under the Company's commercial management (three VLCCs, two Suezmax tankers, two LR2 tankers and two Aframax oil tankers).

Furthermore, the Company has two VLCC newbuildings under construction with a carrying capacity of 0.6 million dwt, of which one was delivered in January 2019 and one is expected to be delivered in April 2019.

2.	ACCOUNTING POLICIES

Basis of presentation
Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements include the assets and liabilities of us and our wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

Investments in companies over which the Company has the ability to exercise significant influence, but does not control, are accounted for using the equity method. The Company records its investments in equity-method investees in the consolidated balance sheets as "Investment in associated companies" and its share of the investees' earnings or losses in the consolidated statements of operations as "Share of results of associated companies". The excess, if any, of purchase price over book value of the Company's investments in equity method investees is included in the accompanying consolidated balance sheets in "Investment in associated companies".

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

For investments in which we own 20% to 50% of the voting shares and have significant influence over the operating and financial policies, the equity method of accounting is used. Accordingly, our share of the earnings and losses of these companies are included in the share of results from associated company and gain on equity interest in the accompanying Consolidated Statements of Operations.

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

Marketable securities
Marketable equity securities held by the Company are considered to be available-for-sale securities and as such are carried at fair value. Any resulting unrealized gains and losses, net of deferred taxes if any, are recorded as a separate component of other comprehensive income in equity unless the securities are considered to be other than temporarily impaired, in which case unrealized losses are recorded in the Consolidated Statement of Operations for the years ended December 31, 2017 and 2016.

In 2018, the Company adopted the targeted improvements to ASC 825-10 Recognition and Measurement of Financial Assets and Liabilities. The Company has adopted the new guidance using the modified retrospective method, with no changes recognized in the prior year comparatives and a cumulative catch up adjustment recognized in the opening retained deficit. As a result of the adoption of this guidance the Company records the movement in the fair value of Marketable Securities in the Consolidated Statement of Operations.

Inventories

Inventories comprise principally of fuel and lubricating oils and are stated at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.

Vessels and equipment
The cost of the vessels less estimated residual value is depreciated on a straight-line basis over the vessels' estimated remaining economic useful lives. The estimated economic useful life of the Company's vessels is 25 years. Other equipment, excluding vessel upgrades, is depreciated over its estimated remaining useful life, which approximates five years. The residual value for owned vessels is calculated by multiplying the lightweight tonnage of the vessel by the market price of scrap per tonne. The market price of scrap per tonne is calculated as the ten year average, up to the date of delivery of the vessel, across the three main recycling markets (Far East, Indian sub continent and Bangladesh). Residual values are reviewed annually.

The Company capitalizes and depreciates the costs of significant replacements, renewals and upgrades to its vessels over the shorter of the vessel’s remaining useful life or the life of the renewal or upgrade. The amount capitalized is based on management’s judgment as to expenditures that extend a vessel’s useful life or increase the operational efficiency of a vessel. Costs that are not capitalized are recorded as a component of direct vessel operating expenses during the period incurred. Expenses for routine maintenance and repairs are expensed as incurred. Advances paid in respect of vessel upgrades in relation to EGCS and BWTS are included within "other long-term assets", until such time as the equipment is installed on a vessel, at which point it is transferred to "Vessels and equipment, net".

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

Revenue and expense recognition

Adoption of ASC 606 Revenue from Contracts with Customers

Our shipping revenues are primarily generated from time charters and voyage charters. In a time charter voyage, the vessel is hired by the charterer for a specified period of time in exchange for consideration which is based on a daily hire rate. Generally, the charterer has the discretion over the ports visited, shipping routes and vessel speed. The contract/charter party generally provides typical warranties regarding the speed and performance of the vessel. The charter party generally has some owner protective restrictions such that the vessel is sent only to safe ports by the charterer and carries only lawful or non hazardous cargo. In a time charter contract, we are responsible for all the costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubes. The charterer bears the voyage related costs such as bunker expenses, port charges, canal tolls during the hire period. The performance obligations in a time charter contract are satisfied over term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to us. The charterer generally pays the charter hire in advance of the upcoming contract period. Time charter contracts, bareboat contracts and the lease component in those voyage charter contracts which we consider to be leases continue to be accounted for under ASC 840 leases and revenues are recorded over the term of the charter as a service is provided. When a time charter contract is linked to an index, we recognize revenue for the applicable period based on the actual index for that period.

In a voyage charter contract, the charterer hires the vessel to transport a specific agreed-upon cargo for a single voyage. The consideration in such a contract is determined on the basis of a freight rate per metric ton of cargo carried or occasionally on a lump sum basis. The charterer is responsible for any short loading of cargo or "dead" freight. The voyage charter party generally has standard payment terms with freight paid on completion of discharge. The voyage charter party generally has a "demurrage" clause. As per this clause, the charterer reimburses us for any potential delays exceeding the allowed laytime as per the charter party clause at the ports visited, which is recorded as voyage revenue, as such, demurrage is considered variable consideration under the contract. Estimates and judgments are required in ascertaining the most likely outcome of a particular voyage and actual outcomes may differ from estimates. Such estimates are reviewed and updated over the term of the voyage charter contract. In a voyage charter contract, the performance obligations begin to be satisfied once the vessel begins loading the cargo.

Effective from January 1, 2018, the Company adopted the new accounting standard ASC 606 Revenue from Contracts with Customers using the modified retrospective method. The Company recognized the cumulative effect of initially applying the new revenue standard as an adjustment to the opening balance of accumulated deficit. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods. Voyage and other contracts not qualifying as leases are accounted for under the provisions of ASC 606.

The Company has have determined that its voyage charter contracts, that qualify for accounting under ASC 606, consist of a single performance obligation of transporting the cargo within a specified time period. Therefore, the performance obligation is met evenly as the voyage progresses, and the revenue is recognized on a straight line basis over the voyage days from the commencement of loading to completion of discharge. Contract assets with regards to voyage revenues are reported as "Voyages in progress" as the performance obligation is satisfied over time. Voyage revenues typically become billable and due for payment on completion of the voyage and discharge of the cargo, at which point the receivable is recognized as "Trade accounts receivable, net".

In a voyage contract, the Company bears all voyage related costs such as fuel costs, port charges and canal tolls. To recognize costs incurred to fulfill a contract as an asset, the following criteria shall be met: (i) the costs relate directly to the contract, (ii) the costs generate or enhance resources of the entity that will be used in satisfying performance obligations in the future and (iii) the costs are expected to be recovered. The costs incurred during the period prior to commencement of loading the cargo, primarily bunkers, are deferred as they represent setup costs and recorded as a current asset and are subsequently amortized on a straight-line basis as we satisfy the performance obligations under the contract. Costs incurred to obtain a contract, such as commissions, are also deferred and expensed over the same period.

For our vessels operating under revenue sharing agreements, or in pools, revenues and voyage expenses are pooled and allocated to each pool’s participants on a time charter equivalent income, or TCE, basis in accordance with an agreed-upon formula. Revenues generated through revenue sharing agreements are presented gross when we are considered the principal under the charter parties with the net income allocated under the revenue sharing agreement presented as other operating income, net. For revenue sharing agreements that meet the definition of a lease, we account for such contracts as variable rate operating leases and recognize revenue for the applicable period based on the actual net revenue distributed by the pool.

Rental payments from the Company's sales-type lease are allocated between lease service revenue, lease interest income and repayment of net investment in leases. The amount allocated to lease service revenue is based on the estimated fair value, at the time of entering the lease agreement, of the services provided which consist of ship management and operating services.

Other income primarily comprises income earned from the commercial and technical management of related party and third party vessels and newbuilding supervision fees derived from related parties and third parties. Other revenues are recognized over time on a straight line basis using the accruals method as the services are provided and performance obligations are met.

Since the Company has used the modified retrospective method for adopting ASC 606, the prior years have not been restated, therefore the provisions of ASC 605 remain applicable for these periods. Under ASC 605, the following critical accounting policies were applicable:

Revenues and expenses were recognized on the accruals basis. Voyage revenues were recognized ratably over the estimated length of each voyage and, therefore, are allocated between reporting periods based on the relative transit time in each period. Voyage expenses were recognized as incurred. The Company previously used a discharge-to-discharge basis in determining percentage of completion for all spot voyages and voyages servicing contracts of affreightment whereby it recognized revenue ratably from when product is discharged at the end of one voyage to when it is discharged after the next voyage. However, the Company did not recognize revenue if a charter has not been contractually committed to by a customer and the Company, even if the vessel has discharged its cargo and was sailing to the anticipated load port on its next voyage.

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

Other operating (losses) gains
Other operating (losses) gains relate to (i) gains and losses on the termination of capital leases before the expiration of the lease term, which are accounted for by removing the carrying value of the asset and obligation, with a gain or loss recognized for the difference. Gains and losses on the termination of leases are accounted for when the lease is terminated and the vessel is redelivered to the owners, (ii) gains and losses on the sale of vessels, which are recognized when the vessel has been delivered and all risks have been transferred and are determined by comparing the proceeds received with the carrying value of the vessel and (iii) gains or losses from pooling and other revenue sharing arrangements where the Company is considered the principal under the charter parties and records voyage revenues and costs gross, with the adjustments required as a result of the revenue sharing arrangement being recognized as other operating gains or losses.

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

Derivatives
Interest rate and bunker swaps
The Company enters into interest rate and bunker swap transactions from time to time to hedge a portion of its exposure to floating interest rates and movements in bunker prices. These transactions involve the conversion of floating rates into fixed rates over the life of the transactions without an exchange of underlying principal. The fair values of the interest rate and bunker swap contracts are recognized as assets or liabilities. None of the interest rate and bunker swaps qualify for hedge accounting and changes in fair values are recognized in 'gain (loss) on derivatives' in the Consolidated Statement of Operations. Cash outflows and inflows resulting from derivative contracts are presented as cash flows from operations in the Consolidated Statement of Cash Flows.

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

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), and has since modified the standard with several ASUs (collectively, the new lease standard). The standard is effective from January 1, 2019.

The Company has adopted ASC 842 effective January 1, 2019 using the modified retrospective transition approach, which allows the Company to recognize a cumulative effect adjustment to the opening balance of accumulated deficit in the period of adoption rather than restate our comparative prior year periods. Based on the Company's analysis, the cumulative effect adjustment to the opening balance of accumulated deficit will be zero because (i) the Company does not have any unamortized initial direct costs as of January 1, 2019 that needs to be written off; (ii) the Company does not have any lease incentives or accrued rental transactions that needs to be recognized; and (iii) the timing and pattern of revenue recognition under its revenue contracts that have lease and non-lease components is the same and even if accounted for separately, the lease component of such contracts would be considered operating leases.

In determining the appropriate discount rate to use in calculating the present value of the Company’s contractual lease payments, the Company will make significant judgements and assumptions to estimate the its incremental borrowing rate as the rate implicit in the Company’s leases cannot be readily determined. The incremental borrowing rate is defined as the rate of interest that a lessee would have to pay to borrow on a 100% collateralized basis over a term similar to the lease term and amount equal to the lease payments in a similar economic environment.

The Company currently has three major categories of leases - chartered-in vessels, vessels under capital lease and leased office and other space. Upon adoption of ASC 842, management expects that based on our current portfolio of leases, assets and liabilities on the consolidated balance sheet will increase by between $15 million and $28 million due to the recognition of right-of-use assets and corresponding lease liabilities. The Company is still assessing the probability of certain lease option periods which will impact the lease liabilities and assets recognized, it is expected that this assessment will be concluded during Q1 2019. The Company does not expect the implementation of this standard to cause a material change in the Company's operating expenses in the fiscal year 2019, the assessment of the disclosure impact of these changes is ongoing and is expected to be concluded during Q1 2019. The Company does not expect to elect the practical expedient to not separate lease and non-lease components for all of our leases where we are the lessee.

ASC 842 also allows lessees to elect as an accounting policy not to apply the provisions of ASC 842 to short term leases (i.e., leases with an original term of 12-months or less). Instead, a lessee may recognize the lease payments in profit or loss on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred. The accounting policy election for short-term leases shall be made by class of underlying asset to which the right of use relates. The Company will elect not to apply ASC 842 to its portfolio of short-term leases existing on January 1, 2019.
For arrangements where we are the lessor, we do not expect the adoption of the new lease standard to have a material impact on our financial statements. The new lease standard provides a practical expedient for lessors in which the lessor may elect, by class of underlying asset, to not separate non-lease components from the associated lease component and, instead, to account for these components as a single component if both of the following are met: (1) the timing and pattern of transfer of the non-lease component(s) and associated lease component are the same and (2) the lease component, if accounted for separately, would be classified as an operating lease. When a lessor, we will elect this expedient for our time charter contracts and voyage charter contracts that qualify as leases and thus not separate the non-lease component, or service element, from the lease.

We are in the process of updating processes and implementing new internal controls over lease recognition to assist in the application of the new lease standard.

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

In August 2018, the FASB issued ASU 2018-13 Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. This update removes, modifies and adds specific disclosure requirements in relation to fair value measurement with the aim of improving the effectiveness of disclosures to the financial statements. The amendments in this Update are effective for the Company for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In November 2018, the FASB issued ASU 2018-18, Collaborative Arrangements (Topic 808), to provide clarity on when transactions between entities in a collaborative arrangement should be accounted for under the new revenue standard, ASC 606. In determining whether transactions in collaborative arrangements should be accounted under the revenue standard, the update specifies that entities shall apply unit of account guidance to identify distinct goods or services and whether such goods and services are separately identifiable from other promises in the contract. The accounting update also precludes entities from presenting transactions with a collaborative partner which are not in scope of the new revenue standard together with revenue from contracts with customers. The accounting update is effective January 1, 2020 and early adoption is permitted. We are currently evaluating the impact of the adoption of the accounting standard on our consolidated financial statements.

Accounting Standards Updates, recently adopted

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, or ASC 606, which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The core principle is that a company should recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. Under ASC 606, an entity is required to perform the following five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations of the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfied a performance obligation. Additionally, the guidance requires improved disclosures as to the nature, amount, timing and uncertainty of revenue that is recognized.

We adopted the provisions of ASC 606 on January 1, 2018 using the modified retrospective approach. As such, the comparative information has not been restated and continues to be reported under the accounting standards in effect for periods prior to January 1, 2018. Under the modified retrospective approach, we recognized the cumulative effect of adopting this standard as a net adjustment amounting to $16.6 million to increase the opening balance of Accumulated Deficit as of January 1, 2018.

Time charter contracts are considered operating leases and therefore do not fall under the scope of ASC 606 because (i) the vessel is an identifiable asset (ii) we do not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use. Time charter contracts and other contracts considered to be leases continue to be accounted as operating leases in accordance with ASC 840 Leases and related interpretations and the implementation of the new revenue standard therefore did not have an effect on income recognition from such contracts or on the lease component from such contracts.

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

Contract assets with regards to voyage revenues are reported as "Voyages in progress" as the performance obligation is satisfied over time. When voyage revenues become billable, the receivable is recognized as "Trade accounts receivable, net". If at the reporting period the billable amount under the charter party exceeds the accrued revenue for a specific ongoing voyage, such an amount, or contract liability, would be recognized as deferred charter revenue under other current liabilities.

ASC 606 has been applied to those contracts that were not completed at the date of initial application. The cumulative effect of the adjustments made to our condensed consolidated statement position at January 1, 2018 from the adoption of ASC 606 was as follows:

Condensed Consolidated Balance Sheet

(in thousands of $)	December 31, 2017	Adjustments for ASC 606	January 1, 2018
Assets
Voyages in progress	38,254	(20,303)	17,951
Other current assets	13	3,071	3,084
Liabilities
Accrued expenses	38,809	(601)	38,208
Equity
Accumulated deficit	(272,503)	(16,631)	(289,134)

The impact of the adoption of ASC 606 on our condensed consolidated balance sheets, condensed consolidated income statements of operations and condensed consolidated statements of cash flow for 2018 were as follows:

Condensed Consolidated Statement of Financial Position

	Balance at December 31, 2018
(in thousands of $)	As reported	Adjustments for ASC 606	Balance without ASC 606
Assets
Voyages in progress	59,437	(31,850)	91,287
Other current assets	5,359	5,410	(51)
Liabilities
Accrued expenses	37,031	(959)	37,990
Equity
Accumulated deficit	(295,118)	(25,481)	(269,637)

Condensed Consolidated Income Statement

	For the period ended December 31, 2018
(in thousands of $)	As reported	Adjustments for ASC 606	Balance without ASC 606
			—
Voyage charter revenues	690,901	(11,548)	702,449
Voyage expenses and commission	377,772	(2,698)	380,470
Net (loss) income	(8,398)	(8,850)	452
			—
Basic and diluted loss per share attributable to the Company	(0.05)	0.05	—

Condensed Consolidated Statement of Cash Flows

	For the period ended December 31, 2018
(in thousands of $)	As reported	Adjustments for ASC 606	Balance without ASC 606
Net loss	(8,398)	(8,850)	452
Change in operating assets and liabilities	(38,695)	8,850	(47,545)
Net cash provided by operating activities	46,171	—	46,171

Certain voyage expenses are capitalized between the previous discharge port, or contract date if later, and the next load port and amortized between load port and discharge port. $9.1 million of contract assets were capitalized as of December 31, 2018 as "Other current assets", of which $3.7 million was amortized up to December 31, 2018, leaving a remaining balance of $5.4 million. $3.1 million of contract assets were amortized in the year ended December 31, 2018 in relation to voyages in progress at the end of December 31, 2017. No impairment losses were recognized in the period.

In accordance with ASC 606, we have applied the practical expedient not to disclose the aggregate amount of the transaction price allocated to the remaining performance obligations, or when the Company expects to recognize this as revenue for these contracts given that the original expected contract duration is less than one year. In accordance with ASC 606, we have applied the available exemptions not to disclose the nature of performance obligations and the remaining duration of performance obligations.

In January 2016, the FASB issued ASU 2016-01 Financial instruments, Overall (Subtopic 825-10), Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this update require all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The amendments in this update also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition, the amendments in this update eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities and the requirement for to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public business entities. As a result of the adoption of the standard, we present the change in the fair value of our marketable equity securities in our consolidated statements of operations. In our opening balance at January 1, 2018, we recognized a decrease of $2.9 million in accumulated deficit. In 2018, we recognized a mark to market loss of $3.5 million of these equity securities.

In August 2016, the FASB issued ASU No. 2016-15, Statement of cash flows (Topic 230): Classification of certain cash receipts and cash payments. This ASU addresses the following eight specific cash flow issues: Debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (COLIs) (including bank-owned life insurance policies (BOLIs)); distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. When a reporting entity applies the equity method of accounting to an investment it should make a policy election to classify distributions received from the equity method investee as follows:

•
Cumulative earnings approach - distributions received are considered returns on investment and classified as cash inflows from operating activities unless the investor's cumulative distributions received in prior periods exceed the cumulative equity in earnings of the investee. when such an excess occurs the current period distribution up to this excess should be classified as a cash inflow from investing activity.

•
Nature of distribution approach - distributions received should be classified based on the nature of the activity of the investee that generated the distribution as either a return of investments (cash inflow from investing activity) or a return on investment (cash inflow from operating activities)

The amendments in this Update were applied using a retrospective transition method to each period presented. The adoption of this Update did not have a significant impact on these condensed consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of cash flows (Topic 230): Restricted Cash. The new standard requires that the statement of cash flows explains the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The amendments in this Update were applied using a retrospective transition method to each period presented. As a result of the adoption of the standard, we have classified restricted cash as a component of cash, cash equivalents and restricted cash in the consolidated statements of cash flows for all periods presented. In our beginning of period 2018, 2017 and 2016 balances, restricted cash of $1.4 million, $0.7 million and $0.7 million, respectively, have been aggregated with cash and cash equivalents in the beginning of period line items at the bottom of the statements of cash flows for each period presented. The adoption of this Update did not have a significant impact on these condensed consolidated financial statements.

In May 2017, the FASB issued ASU 2017-09, Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting. The update provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. The amendments in this Update did not have a material impact on our consolidated financial statements and related disclosures upon adoption.

4. GOODWILL

(in thousands of $)	Goodwill	Accumulated impairment losses	Net carrying value
Balance as of December 31, 2016	225,273	—	225,273
Impairment loss	—	(112,821)
Balance as of December 31, 2017	225,273	(112,821)	112,452
Balance as of December 31, 2018	225,273	(112,821)	112,452

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

At June 30, 2018, September 30, 2018 and December 31, 2018 the Company carried out the first step of the two step impairment analysis. At March 31, 2018 the Company carried out the second step of the two step impairment test. The Company concluded that no impairment was required following these impairment tests.

5.	SEGMENT INFORMATION

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

Revenues from one customer in the year ended December 31, 2018 individually accounted for 10% or more of the Company's consolidated revenues in the amount of $81.1 million.

No customers in the year ended December 31, 2017, accounted for 10% or more of the Company's consolidated revenues. Revenues from two customers in the year ended December 31, 2016, accounted for 10% or more of the Company's consolidated revenues in the amount of $117.8 million and $78.0 million.

6.	INCOME TAXES

Bermuda
Under current Bermuda law, the Company is not required to pay taxes in Bermuda on either income or capital gains. The Company has received written assurance from the Minister of Finance in Bermuda that, in the event of any such taxes being imposed, the Company will be exempted from taxation until March 31, 2035.

United States
For the year ended December 31, 2018, the Company did not accrue U.S. income taxes as the Company is not engaged in a U.S. trade or business and is exempted from a gross basis tax under Section 883 of the U.S. Internal Revenue Code.

Under Section 863(c)(2)(A) of the Internal Revenue Code, 50% of all transportation revenue attributable to transportation which begins or ends in the United States shall be treated as from sources within the United States where no Section 883 exemption is available. Such revenue is subject to 4% tax. No revenue tax has been recorded in voyage expenses and commissions in 2018 (2017: nil, 2016: $0.9 million).

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

The computation of basic earnings per share is based on the weighted average number of shares outstanding during the year and net income attributable to the Company. The impact of stock options using the treasury stock method was anti-dilutive in each year as the exercise price was higher than the average share price and, therefore 1,317,000, 1,170,000 and 1,170,000 options were excluded from the denominator in the calculation for 2018, 2017 and 2016 respectively.

The components of the numerator and the denominator in the calculation of basic and diluted earnings per share are as follows:

(in thousands of $)	2018	2017	2016
Net (loss) income from continuing operations after non-controlling interest	(8,880)	(264,861)	117,010
Net (loss) income attributable to the Company	(8,880)	(264,861)	117,010

(in thousands)	2018	2017	2016
Weighted average number of ordinary shares	169,810	169,809	156,973

	2018	2017	2016
Cash dividends per share declared	$0.00	$0.30	$1.05

All share and per share amounts outstanding have been adjusted for the reverse business acquisition of the Company by Frontline 2012 and the 1-for-5 reverse share split that was effected in February 2016, unless otherwise stated.

8.	OTHER OPERATING GAINS (LOSSES)

(in thousands of $)	2018	2017	2016
Gain (loss) on cancellation of newbuilding contracts	—	—	(2,772)
Gain (loss) on lease termination	10,324	2,379	89
Gain (loss) on pool arrangements	(118)	2	—
	10,206	2,381	(2,683)

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

In the year ended December 31, 2018 we terminated the leases on six VLCCs, recognizing a gain of $10.3 million. In the year ended December 31, 2017 we terminated the leases on two VLCCs and two Suezmax tankers, recognizing a gain of $2.4 million. In the year ended December 31, 2016 we terminated the lease on one VLCC and recognized a gain of $0.1 million.

Further information on the gain (loss) on termination of leases can be found in note 17.

9.	LEASES

As of December 31, 2018, the Company leased in three vessels on long-term time charter (2017: nine vessels), all of which were leased from Ship Finance. All of these long-term charters are classified as capital leases. Two further vessels are leased in on short-term time charter (2017: one vessel) from a third party and have been classified as operating leases. Furthermore, the Company is committed to make rental payments under operating leases for office premises.

Rental expense
The future minimum rental payments under the Company's non-cancellable operating leases are as follows:

(in thousands of $)
2019	17,348
2020	6,682
2021	550
2022	181
2023	41
Thereafter	—
24,802

Total expense for operating leases was $23.2 million, $21.2 million and $71.8 million for the years ended December 31, 2018, 2017 and 2016, respectively.

Contingent rental expense
In November 2015, a subsidiary of the Company entered into an agreement to charter-in a VLCC tanker on a fixed rate charter whereby the net earnings of the vessel in excess of/below the daily fixed rate charter hire expense will be shared equally. At December 31, 2018, $0.7 million was recognized as a reduction in charterhire expense as the earnings of the vessel were below the fixed daily hire (2017 expense: $0.3 million).

Rental income
One vessel was on fixed rate time charter at December 31, 2018 (2017: six vessels). Two vessels were on variable rate time charters at December 31, 2018 (2017: Nil vessels). The minimum future revenues to be received under these contracts as of December 31, 2018 are as follows:

(in thousands of $)
2019	7,037
2020	117
2021	—
2022	—
2023	—
Thereafter	—
Total minimum lease payments	7,154

The cost and accumulated depreciation of vessels leased to third parties as of December 31, 2018 were $158.8 million and $12.3 million, respectively, and as of December 31, 2017 were $294.1 million and $44.9 million, respectively.

Contingent rental income
In July 2018, the Company entered into an agreement to charter-out one Suezmax tanker on a variable rate time charter for approximately one year. The Company recognized charter income of $2.7 million in the year ended December 31, 2018 in relation to this charter.

In September 2018, the Company entered into an agreement to charter-out one LR2 tanker on a variable rate time charter for approximately six months. The Company recognized charter income of $2.4 million in the year ended December 31, 2018 in relation to this charter.

In March 2015, the Company entered into an agreement to charter-out two Suezmax tankers on fixed rate time charters whereby the counterparty agreed to pay the Company a profit sharing payment equal to 50% of the charter revenues earned in excess of daily base charter hire paid. These vessels were redelivered from the charters during March and April 2016 with profit share income in the year ending December 31, 2017 and 2018 of nil, (2016: $0.7 million).

In December 2014, the Company entered into agreements to charter-out two Suezmax tankers on index linked time charters. These vessels were redelivered to the Company in January and July 2016. The Company earned time charter revenues in the year ending December 31, 2016: $7.1 million and December 31, 2015: $27.7 million.

10.	RESTRICTED CASH

Restricted cash consists of cash, which may only be used for certain purposes and is held under a contractual arrangement.

Restricted cash does not include cash balances of $37.9 million (2017: $74.0 million), which represents 50% (2017: 100%) of the cash required to be maintained by the financial covenants in our loan agreements. The Company is permitted to satisfy up to 50% of the cash requirement by maintaining a committed undrawn credit facility with a remaining availability of greater than 12 months. These amounts are included in "Cash and cash equivalents". Furthermore, Frontline Shipping Limited, a wholly owned subsidiary of the Company and the chartering counterparty with Ship Finance with respect to the remaining three VLCCs leased from them, has agreed to certain dividend restrictions as a result of the amendment of the terms of the long term charter agreements in May 2015. In order to make or pay any dividend or other distribution to the Company, Frontline Shipping Limited shall demonstrate a cash buffer of $2.0 million per vessel both prior to and following such payment, and following payment of the next monthly hire due plus any profit share accrued under the agreement. As at December 31, 2018, the cash held by Frontline Shipping Limited of $3.5 million (2017: $8.9 million), may solely be used for vessel operations, payment of hire to Ship Finance or other amounts incurred under the charters and Charter Ancillary Agreement including the settlement of interest and principal due on any notes payable and any other amounts incurred in the ordinary course of business.

11.	INVESTMENT IN FINANCE LEASE

As of December 31, 2018, one of the Company's vessels was accounted for as a sales-type lease (2017: one). The components of the investment in the sales-type lease may be summarized as follows:

(in thousands of $)	2018	2017
Net minimum lease payments receivable	11,651	22,070
Estimated residual values of leased property (unguaranteed)	10,821	10,821
Less: finance lease interest income	(690)	(1,983)
Total investment in sales-type lease	21,782	30,908
Current portion	10,803	9,126
Long-term portion	10,979	21,782
	21,782	30,908

The minimum future gross revenues to be received under the sales-type lease as of December 31, 2018 are as follows:

(in thousands of $)
2019	11,493
2020	158
2021	—
2022	—
2023	—
Thereafter	—
11,651

The counterparty to the lease is a state-owned oil company, which the Company has deemed to have a low credit risk.

12.	MARKETABLE SECURITIES

Marketable securities held by the Company are listed equity securities considered to be available-for-sale securities.

The cost of sale of available-for-sale marketable securities is calculated on an average cost basis.

(in thousands of $)	2018	2017
Balance at start of the year	19,231	8,428
Repurchase of marketable securities pledged to creditors	10,272	—
Shares acquired	—	46,100
Shares disposed of	(16,749)	(26,351)
Unrealized gain (loss) recorded in income statement	(3,526)	—
Unrealized gain (loss) recorded in other comprehensive income	—	1,326
Marketable securities reclassified as pledged to creditors	(8,392)	(10,272)
Total	836	19,231

The brought forward balance includes marketable securities pledged to creditors which are subsequently reclassified.

Avance Gas
As of December 31, 2018, 2017 and 2016, the Company holds 442,384 shares in Avance Gas, which are recorded as marketable securities pledged to creditors as at December 31, 2018.

An impairment loss of $4.9 million was recorded in the year ended December 31, 2016, in respect of the mark to market loss on the Avance Gas shares that was determined to be other than temporary in view of the significant fall in rates and the short to medium term prospects for the LPG sector at that time.

In the period ended December 31, 2017, the Company recognized a mark to market loss of $0.09 million in relation to the 0.4 million shares held in Avance Gas in Other Comprehensive Income.

In the period ended December 31, 2018, the Company recognized a mark to market loss of $0.6 million in relation to the 0.4 million shares held in Avance Gas in the Statement of Operations.

Ship Finance
As of December 31, 2018 and 2017, the Company owned 73,383 shares in Ship Finance, which were acquired as a result of the Merger.

In the period ended December 31, 2017, the Company recognized a mark to market gain of $0.05 million in relation to the 0.1 million shares held in Ship Finance in Other Comprehensive Income.

In the period ended December 31, 2018, the Company recognized a mark to market loss of $0.4 million in relation to the 0.1 million shares held in Ship Finance in the Statement of Operations.

Golden Ocean
As of December 31, 2018 and 2017 the Company held 1,270,657 shares in Golden Ocean.

An impairment loss of $2.4 million was recorded in the three months ended March 31, 2016, in respect of the mark to market loss on the Golden Ocean shares that was determined to be other than temporary in view of the significant fall in rates in the Baltic Dry Index and the short to medium term prospects for the dry bulk sector.

In December 2017, the Company sold 1,260,358 shares of Golden Ocean for total proceeds of $10.1 million. At the same time the Company entered into a forward contract to repurchase 1.3 million shares of Golden Ocean in March 2018 for $10.3 million. The transaction has been accounted for as a secured borrowing, with the shares reclassified to marketable securities pledged to creditors and a liability recorded within debt for $10.1 million.

In March 2018, the Company repurchased these shares and simultaneously sold the shares for total proceeds of $10.4 million. At the same time the Company entered into a forward contract to repurchase 1.3 million shares of Golden Ocean in June 2018 for $10.4 million. The transaction was accounted for as a secured borrowing, with the shares retained in marketable securities pledged to creditors and a liability recorded within debt for $10.3 million.

In June 2018, the Company repurchased these shares and simultaneously sold them for total proceeds of $11.2 million. At the same time the Company entered into a forward contract to repurchase 1.3 million shares of Golden Ocean in September 2018 for $11.4 million. The transaction was accounted for as a secured borrowing, with the shares retained in marketable securities pledged to creditors and a liability recorded within debt for $11.2 million.

In September 2018, the Company repurchased and simultaneously sold the shares for total proceeds of $11.8 million. At the same time the Company entered into a forward contract to repurchase 1.3 million shares of Golden Ocean in December 2018 for $11.9 million. The transaction was accounted for as a secured borrowing, with the shares retained in marketable securities pledged to creditors and a liability recorded within debt for $11.9 million.

In December 2018, the Company repurchased and simultaneously sold the shares for total proceeds of $7.7 million. At the same time the Company entered into a forward contract to repurchase 1.3 million shares of Golden Ocean in March 2019 for $7.7 million. The transaction has been accounted for as a secured borrowing, with the shares retained in marketable securities pledged to creditors and a liability recorded within debt for $7.6 million as at December 31, 2018.

As of December 31, 2018 the Company reports a total of 1,270,657 shares of Golden Ocean (as adjusted for the 1-for-5 reverse share split in August 2016), of which 1,260,358 are held as marketable securities pledged to creditors.

In the period ended December 31, 2018, the Company recognized a mark to market loss of $2.5 million in relation to the 1.3 million shares held in Golden Ocean Group Ltd in the Statement of Operations.

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

In the period ended December 31, 2018, the Company sold 4.7 million shares of DHT Holdings Inc., for proceeds of $17.8 million, recognizing a gain on disposal of $1.0 million in the Statement of Operations.

On January 1, 2018, the Company adopted the targeted improvements to ASC 825-10 Recognition and Measurement of Financial Assets and Liabilities. As a result of the adoption of this guidance the Company is required to recognize the movement in the fair value of Marketable Securities in the Consolidated Statement of Operations. Details on accounting policies can be found in Note 2 Accounting Policies.

13.	TRADE ACCOUNTS RECEIVABLE, NET

Trade accounts receivable are presented net of allowance for doubtful accounts of $5.8 million (2017: $6.0 million). Movements in the allowance for doubtful accounts in the three years ended December 31, 2018 is summarized as follows;

(in thousands of $)
Balance at December 31, 2015	1,678
Additions charged to income	4,492
Balance at December 31, 2016	6,170
Deductions credited to income	(172)
Balance at December 31, 2017	5,998
Deductions credited to income	(203)
Balance at December 31, 2018	5,795

14.	OTHER RECEIVABLES

(in thousands of $)	2018	2017
Claims receivable	9,690	5,857
Agent receivables	3,733	3,518
Other receivables	3,645	7,919
	17,068	17,294

Claims receivable are primarily attributable to insurance claims.

Other receivables are presented net of allowances for doubtful accounts amounting to nil as of December 31, 2018 (2017:nil).

15.	NEWBUILDINGS

Movements in the three years ended December 31, 2018 may be summarized as follows:

(in thousands of $)
Balance at December 31, 2015	266,233
Additions, net, continuing basis	614,116
Transfer to Vessels and equipment, net	(532,766)
Interest capitalized, continuing basis	6,994
Cancellations	(46,253)
Balance at December 31, 2016	308,324
Additions, net, continuing basis	707,988
Transfer to Vessels and equipment, net	(941,388)
Interest capitalized, continuing basis	4,678
Balance at December 31, 2017	79,602
Additions, net, continuing basis	201,653
Transfer to Vessels and equipment, net	(230,596)
Interest capitalized, continuing basis	1,595
Balance at December 31, 2018	52,254

The following table sets forth certain details of our newbuildings delivered in the years ended December 31, 2018 and December 31, 2017:

(in thousands of $)
Vessel name	Vessel type	Date of delivery
Front Empire	VLCC	January 2018
Front Princess	VLCC	January 2018
Front Polaris	LR2/ Aframax	January 2018

Front Classic	Suezmax	January 2017
Front Vega	LR2/ Aframax	January 2017
Front Antares	LR2/ Aframax	January 2017
Front Duchess	VLCC	February 2017
Front Clipper	Suezmax	March 2017
Front Crystal	Suezmax	April 2017
Front Sirius	LR2/ Aframax	April 2017
Front Coral	Suezmax	May 2017
Front Cosmos	Suezmax	June 2017
Front Castor	LR2/ Aframax	June 2017
Front Cascade	Suezmax	July 2017
Front Earl	VLCC	July 2017
Front Pollux	LR2/ Aframax	August 2017
Front Capella	LR2/ Aframax	September 2017
Front Prince	VLCC	September 2017

As of December 31, 2016, the Company's newbuilding program comprised three VLCCs, six Suezmax tankers and seven LR2/Aframax tanker newbuldings.

In February 2017, the Company acquired two VLCC newbuilding under construction at Daewoo Shipbuilding & Marine Engineering at a net purchase price of $77.5 million. One vessel was delivered in September 2017 and one vessel was delivered in January 2018.

In April 2017, the Company ordered two VLCC newbuildings to be built at Hyundai Samho Heavy Industries. One vessel was delivered in January 2019 and the other vessel is due for delivery in April 2019. The Company’s options for two additional sister vessels have lapsed.

As of December 31, 2017, the Company's newbuilding program comprised four VLCCs and one LR2/Aframax tanker newbuildings.

In the year ended December 31, 2018, the Company took delivery of two VLCC newbuildings, and one LR2/Aframax tanker newbuilding.

As of December 31, 2018, the Company's newbuilding program comprised two VLCC newbuildings.

16.	VESSELS AND EQUIPMENT

Movements in the three years ended December 31, 2018 may be summarized as follows:

(in thousands of $)	Cost	Accumulated Depreciation	Net Carrying Value
Balance at December 31, 2015	1,311,544	(122,346)	1,189,198
Transfers from Newbuildings	532,766	—
Additions	215	—
Depreciation	—	(53,369)
Impairment loss	(36,311)	18,099
Disposals	(173,203)	—
Balance at December 31, 2016	1,635,011	(157,616)	1,477,395
Depreciation	—	(77,547)
Additions	894	—
Transfers from Newbuildings	941,388	—
Balance at December 31, 2017	2,577,293	(235,163)	2,342,130
Depreciation	—	(96,438)
Additions	467
Transfers from Newbuildings	230,596
Balance at December 31, 2018	2,808,356	(331,601)	2,476,755

In June 2016, the Company entered into an agreement to sell its six MR tankers for an aggregate price of $172.5 million to an unaffiliated third party. Five of these vessels were delivered by the Company in August and September 2016 and the final vessel was delivered in November 2016. The Company recorded an impairment loss of $18.2 million in 2016 in respect of these vessels.

A summary of our vessel deliveries in the years ended December 31, 2018 and December 31, 2017 can be found in note 15 Newbuildings.

17.	VESSELS UNDER CAPITAL LEASE, NET

Movements in the three years ended December 31, 2018 may be summarized as follows:

(in thousands of $)	Cost	Accumulated Depreciation	Net Carrying Value
Balance at December 31, 2015	706,219	(11,993)	694,226
Impairment loss	(63,958)	20,478
Lease termination	(34,812)	8,173
Depreciation	—	(87,674)
Balance at December 31, 2016	607,449	(71,016)	536,433
Impairment loss	(187,379)	4,727
Lease termination	(61,075)	23,192
Depreciation	—	(64,200)
Balance at December 31, 2017	358,995	(107,297)	251,698
Lease termination	(218,494)	83,601
Depreciation	—	(26,129)
Balance at December 31, 2018	140,501	(49,825)	90,676

The outstanding obligations under capital leases as of December 31, 2018 are payable as follows:

(in thousands of $)
2019	18,795
2020	17,606
2021	17,557
2022	16,419
2023	17,557
Thereafter	42,387
Minimum lease payments	130,321
Less: imputed interest	(30,537)
Present value of obligations under capital leases	99,784

In May 2015, the Company and Ship Finance agreed to amendments to the leases on 12 VLCCs and five Suezmaxes, the related management agreements and further amendments to the charter ancillary agreements for the remainder of the charter periods. As a result of the amendments to the charter ancillary agreements, which took effect on July 1, 2015, the daily hire payable to Ship Finance was reduced to $20,000 per day and $15,000 per day for VLCCs and Suezmaxes, respectively. The fee due from Ship Finance for operating costs was increased from $6,500 per day per vessel to $9,000 per day per vessel. In return, the Company issued 11.0 million new shares (as adjusted for the 1-for-5 reverse share split in February 2016) to Ship Finance and the profit share above the new daily hire rates was increased from 25% to 50%. The Company was released from its guarantee obligation and in exchange Frontline Shipping Limited, a wholly owned subsidiary of the Company and the chartering counterparty with Ship Finance, has agreed to certain dividend restrictions. In order to make or pay any dividend or other distribution to the Company, Frontline Shipping Limited shall demonstrate a cash buffer of $2.0 million per vessel both prior to and following such payment, and following payment of the next monthly hire due plus any profit share accrued under the agreement. As at December 31, 2018, the cash held by Frontline Shipping Limited of $3.5 million (2017: $8.9 million) may solely be used for vessel operations, payment of hire to Ship Finance or other amounts incurred under the charters and Charter Ancillary Agreement and any other amounts incurred in the ordinary course of business.

As the Merger has been accounted for as a reverse business acquisition in which Frontline 2012 is treated as the accounting acquirer, all of the Company's assets and liabilities were recorded at fair value on November 30, 2015 such that estimated profit share over the remaining terms of the leases has been recorded in the balance sheet obligations. Consequently, the Company will only record profit share expense following the Merger when the actual expense is different to that estimated at the date of the Merger. As of December 31, 2018, the Company has recorded total obligations under these capital leases of $99.8 million of which $67.3 million is in respect of the minimum contractual payments and $32.5 million is in respect of contingent rental expense. Profit share arising in the year ended December 31, 2018 was $1.5 million, which was $19.7 million less than the amount accrued in the lease obligations payable when the leases were recorded at fair value at the time of the merger with Frontline 2012. Profit share arising in the year ended December 31, 2017 was $5.6 million, which was $26.1 million less than the amount accrued in the lease obligations payable when the leases were recorded at fair value at the time of the merger with Frontline 2012. Profit share arising in the year ended

December 31, 2016 was $50.9 million, which was $18.6 million less than the amount accrued in the lease obligations payable when the leases were recorded at fair value at the time of the merger with Frontline 2012.

The following table sets forth certain details of vessel lease terminations in the years ended December 31, 2018, December 31, 2017 and December 31, 2016:

(in thousands of $)
Vessel	Year	Termination agreed	Termination date	Termination (payment)/ receipt	Gain/ (loss) on termination

Front Circassia	2018	February 2018	February 2018	(8,891)	(5,811)
Front Page	2018	June 2018	July 2018	(3,375)	2,638
Front Stratus	2018	June 2018	August 2018	(3,375)	2,144
Front Serenade	2018	June 2018	September 2018	(3,375)	2,426
Front Ariake	2018	October 2018	October 2018	(3,375)	3,523
Front Falcon	2018	November 2018	December 2018	—	5,404
Vessels terminated in 2018				(22,391)	10,324

Front Ardenne	2017	July 2017	August 2017	(4,853)	(5,824)
Front Scilla	2017	May 2017	June 2017	(6,465)	(7,341)
Front Brabant	2017	May 2017	May 2017	(3,578)	(5,021)
Front Century	2017	November 2016	March 2017	(4,110)	20,565
Vessels terminated in 2017				(19,006)	2,379

Front Vanguard	2016	May 2016	July 2016	(293)	89
Vessels terminated in 2016				(293)	89

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

In December 2017, the Company has recognized an impairment loss of $142.9 million on the remaining nine VLCCs chartered in from Ship Finance. The leasehold interest in these capital leased assets was recorded at fair value at the time of the Merger based on the discounted value of the expected cash flows from the vessels. Based on the deterioration in forecast rates since the Merger, and the reduced remaining useful economic life of the vessels as they approach the end of their leases, the Company has recognized an impairment loss on all of these leased vessels, calculated as the difference between the discounted value of the expected cash flows from the vessels as at December 31, 2017 and the carrying value of the vessels under capital lease at that time.

In February 2018, the Company agreed with Ship Finance to terminate the long-term charter for the 1998-built VLCC Front Circassia upon the sale and delivery of the vessel by Ship Finance to an unrelated third party. The charter with Ship Finance terminated in February and the charter counter party Frontline Shipping Limited (FSL), a non recourse subsidiary of Frontline, has agreed to make a compensation payment of approximately $8.9 million for the termination of the charter to Ship Finance, which has been recorded as an interest-bearing note payable by FSL. The note is due for repayment in 2021 and carries interest of 7.5% per annum. The termination reduced obligations under capital leases by approximately $20.6 million. The Company recorded a loss on termination, including this termination payment, of $5.8 million in the year ended December 31, 2018.

In July 2018, the Company agreed with Ship Finance to terminate the long-term charter for the VLCCs Front Page, Front Stratus and Front Serenade upon the sale and delivery of the vessels by Ship Finance to an unrelated third party. The charters with Ship Finance terminated in July, August and September, 2018 respectively and Frontline has agreed to make a compensation payment of approximately $10.125 million for the termination of the three charters to Ship Finance, which has been recorded as interest-bearing notes payable by Frontline. The notes are to be repaid using the same repayment profile as the original leases and carry an interest of 7.5% per annum. The notes will be fully repaid in 2025, 2025 and 2024 respectively. These terminations have reduced obligations under capital leases by approximately $92.1 million. The Company recorded a gain on termination, including the termination payment, of $7.2 million in the year ended December 31, 2018.

In October 2018, the Company agreed with Ship Finance to terminate the long term charter for the 2001-built VLCC, Front Ariake, upon the sale and delivery of the vessel by Ship Finance to an unrelated third party. The charter terminated in October and Frontline has agreed to a total compensation payment to Ship Finance of $3.375 million for the termination of the charter, which has been recorded as an interest bearing note payable by Frontline. The note carries interest of 7.5% per annum and will be fully repaid in 2023. In December 2018, the Company agreed with Ship Finance to terminate the long term charter for the 2002-built VLCC, Front Falcon, upon the sale and delivery of the vessel by Ship Finance to an unrelated third party. The charter terminated in December. No compensation is payable on termination of the charter. These terminations have reduced obligations under capital leases by approximately $55.2 million. The Company recorded a gain on termination, including the termination payment, of $8.9 million in the period.

As of December 31, 2018, the Company held three vessels under capital leases (2017: nine vessels), all of which are leased from Ship Finance. The remaining periods on these leases at December 31, 2018 range from 6 to 8 years. The Company recognized capital lease interest expense in 2018 $16.4 million (2017: $26.0 million). None of these vessels have been subleased under noncancelable operating leases.

18.	EQUITY METHOD INVESTMENTS

In June 2018, the Company announced that it had entered into memorandum of agreement to acquire a 20% ownership interest in Feen Marine Scrubbers Inc., a manufacturer of exhaust gas cleaning systems, or FMSI. The Company recorded its initial investment at a cost of $6.0 million. The Company’s investment is in the form of an interest free loan with no fixed repayment date. The Company became a shareholder in the third quarter when the nominal value of the shares was paid and the loan was advanced. The investment is accounted for under the equity method. A share of results of $0.2 million was recognized in the year ended 31 December 2018.

19.	OTHER LONG-TERM ASSETS

Other long-term assets are comprised of advances paid and costs incurred in respect of vessel upgrades in relation to EGCS and BWTS until such time as the equipment is installed on a vessel, at which point it is transferred to "Vessels and equipment, net".

20.	ACCRUED EXPENSES

(in thousands of $)	2018	2017
Voyage expenses	15,934	20,918
Ship operating expenses	7,879	6,758
Administrative expenses	2,365	1,867
Interest expense	9,914	6,297
Taxes	727	739
Drydocking expenses	—	1,989
Other	212	241
	37,031	38,809

21.	OTHER CURRENT LIABILITIES

(in thousands of $)	2018	2017
Deferred charter revenue	304	1,653
Other	3,600	4,414
	3,904	6,067

22.	DEBT

(in thousands of $)	2018	2017
U.S. dollar denominated floating rate debt
$500.1 million term loan facility	385,792	423,894
$60.6 million term loan facility	47,594	51,062
$466.5 million term loan facility	281,273	297,794
$109.2 million term loan facility	96,353	102,776
$328.4 million term loan facility	246,079	261,354
$321.6 million term loan facility	260,108	246,531
$110.5 million term loan facility (ING)	51,413	54,483
$110.5 million term loan facility (Credit Suisse)	103,747	54,162
$110.5 million term loan facility (Credit Suisse #2)	52,636	—
Total U.S. dollar floating rate	1,524,995	1,492,056
U.S. dollar denominated fixed rate debt
$275.0 million revolving credit facility	186,000	90,000
Total U.S. dollar fixed rate	186,000	90,000
Credit facilities	32	42
Secured borrowings	7,631	10,312
Promissory notes	21,894	—
Total debt	1,740,552	1,592,410
Short term debt and current portion of long term debt	120,479	113,076
Deferred charges	9,780	12,260
Long term portion of debt	1,610,293	1,467,074

The outstanding debt as of December 31, 2018 is repayable as follows:

(in thousands of $)
2019	120,479
2020	608,569
2021	429,908
2022	48,788
2023	158,200
Thereafter	374,608
1,740,552

$466.5 million term loan facility
During December 2014, the amount of a $136.5 million term loan facility was increased to $466.5 million such that a further ten tranches of $33.0 million, each for a LR2/Aframax tanker newbuilding, could be drawn. The repayment schedule was amended to installments on a quarterly basis, in an amount of $0.4 million for each MR product tanker and $0.4 million for each LR2/Aframax tanker with a balloon payment on the final maturity date in April 2021. In addition the loan margin and commitment fee were amended to 2.05% and 0.82%, respectively. In December 2015, the loan margin was reduced to 1.90%. During 2015, $99.0 million was drawn down on delivery of three LR2/Aframax tankers and $13.1 million was repaid. During, 2016, $192.4 million was drawn down on delivery of six LR2/Aframax tankers and $126.4 million was repaid. The facility is fully drawn down as of December 31, 2018.

$60.6 million term loan facility
In March 2015, Frontline 2012 entered into a $60.6 million term facility to fund the purchase of two second hand vessels. The loan has a term of five years and carries interest at LIBOR plus a margin of 1.80%. Repayments are made on a quarterly basis, each in an amount $0.9 million, with a balloon payment on the final maturity date in March 2021.The facility is fully drawn down as of December 31, 2018.

$500.1 million term loan facility
In December 2015, subsidiaries of the Company signed a new $500.1 million senior secured term loan facility with a number of banks, which matures in December 2020 and carries an interest rate of LIBOR plus a margin of 1.90%. This facility is secured by six VLCCs and six Suezmax tankers. Repayments are made on a quarterly basis, each in an amount $9.5 million, with a balloon payment on the final maturity date in December 2020. The facility is fully drawn down as of December 31, 2018.

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

The Company drew down $155.0 million in the year ended December 31, 2018 and up to $89.0 million remains available and undrawn as at year end. In November 2018 the Company extended the terms of the facility by 12 months. Following the extension, the facility is repayable in November 2020. The balance outstanding is included in long-term debt as at December 31, 2018.

$109.2 million term loan facility
In July 2016, the Company entered into a senior secured term loan facility in an amount of up to $109.2 million with ING Bank. The facility matures on June 30, 2021, carries an interest rate of LIBOR plus a margin of 1.90% and has an amortization profile of 17 years. The Company drew down $54.6 million in the year ended December 31, 2017 in connection with one VLCC delivered in the period. The facility is fully drawn down as of December 31, 2018.

$328.4 million term loan facility
In August 2016, the Company signed a senior secured term loan facility in an amount of up to $328.4 million with China Exim Bank. The facility matures in 2029, carries an interest rate of LIBOR plus a margin in line with the Company's other facilities and has an amortization profile of 18 years. The Company drew down $109.0 million in the year ended December 31, 2016 in connection with one LR2 tanker and two Suezmax tanker newbuildings, which were delivered in the year. The Company drew down a further $165.9 million in the year ended December 31, 2017 in connection with two Suezmax tankers and three LR2/Aframax tankers delivered in the year. The facility is fully drawn down as of December 31, 2018.

$110.5 million term loan facility (Credit Suisse)
In December 2016, the Company signed a senior secured term loan facility in an amount of up to $110.5 million with Credit Suisse. The facility matures in 2022, carries an interest rate of LIBOR plus a margin of 1.90% and has an amortization profile of 18 years.The Company drew down $54.9 million in the year ended December 31, 2017 in connection with one VLCC delivered in the period. During 2018, the Company drew down $54.9 million in connection with one VLCC delivered in the period. The facility is fully drawn down as of December 31, 2018.

$321.6 million term loan facility
In February 2017, the Company signed a second senior secured term loan facility in an amount of up to $321.6 million. The facility provided by China Exim Bank is insured by China Export and Credit Insurance Corporation. The facility matures in 2033, carries an interest rate of LIBOR plus a margin in line with the Company's other credit facilities and has an amortization profile of 15 years. This facility will be used to part finance eight of our newbuildings and will be secured by four Suezmax tankers and three LR2/Aframax tankers delivered in the year, and an LR2/Aframax newbuilding being delivered in 2018. The Company drew down $252.7 million in the year ended December 31, 2017 in connection with four Suezmax tankers and three LR2/Aframax tanker delivered in the period. During 2018, the Company drew down $32.0 million in connection with one LR2 tanker delivered in the period. The facility is fully drawn down as of December 31, 2018.

$110.5 million term loan facility (Credit Suisse)
In June 2017, the Company signed a senior secured term loan facility in an amount of up to $110.5 million with Credit Suisse. The facility matures in 2023, carries an interest rate of LIBOR plus a margin of 1.90% and has an amortization profile of 18 years. The facility will be used to partially finance two VLCC resales and newbuilding contracts and will be secured by one VLCC delivered in the period and one VLCC newbuilding being delivered in 2019. During 2018, the Company drew down $54.9 million in connection with one VLCC delivered in the period. Up to $55.3 million remains available and undrawn as at year end.

$110.5 million term loan facility (ING)
In June 2017, the Company signed a senior secured term loan facility in an amount of up to $110.5 million with ING. The facility matures in 2023, carries an interest rate of LIBOR plus a margin of 1.90% and has an amortization profile of 18 years. The facility will be used to partially finance two of our recent VLCC resales and newbuilding contracts and will be secured by one VLCC delivered in the year ended December 31, 2017 and one VLCC newbuilding being delivered in 2019. The Company drew down $55.3 million in the year ended December 31, 2017 in connection with one VLCC delivered in the period. Up to $55.3 million remains available and undrawn as at year end.

Promissory notes
The sum of $21.9 million in relation to the promissory notes payable to Ship Finance, following the termination of the leases on Front Circassia, Front Page, Front Stratus, Front Serenade and Front Ariake is included within long-term debt. See Note 17 of these Consolidated Financial Statements for further details.

Secured borrowings
In December 2017, the Company sold 1.3 million shares of Golden Ocean, for total proceeds of $10.1 million. At the same time, the Company entered into a forward contract to repurchase 1.3 million shares of Golden Ocean in March 2018 for $10.3 million. The transaction has been accounted for as a secured borrowing, with the shares transferred to 'Marketable securities pledged to creditors' and a liability recorded at December 31, 2017 within debt for $10.3 million, after adjusting for the effect of foreign exchange. The Company is required to post collateral of 20% of the total repurchase price for the duration of the agreement. As at December 31, 2017, 442,384 shares in Avance Gas were held as collateral with the remaining balance being paid to the counterparty as cash collateral in January 2018.

In December 2018, the Company repurchased 1.3 million shares of Golden Ocean and subsequently sold the shares for total proceeds of $7.7 million. At the same time, the Company entered into a forward contract to repurchase 1.3 million shares of Golden Ocean in March 2019 for $7.7 million. The transaction has been accounted for as a secured borrowing, with the shares transferred to 'Marketable securities pledged to creditors' and a liability recorded at December 31, 2018 within debt for $7.6 million, after adjusting for the effect of foreign exchange. The Company is required to post collateral of 20% of the total repurchase price for the duration of the agreement. As at December 31, 2018, 442,384 shares in Avance Gas were held as collateral with the remaining balance being paid to the counterparty as cash collateral in January 2019.

The Company's loan agreements contain loan-to-value clauses, which could require the Company to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, the loan agreements contains certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital and a value adjusted equity covenant. Restricted cash does not include cash balances of $37.9 million (2017: $74.0 million), which represents 50% (2017: 100%) of the cash required to be maintained by the financial covenants in our loan agreements. The Company is permitted to satisfy up to 50% of the cash requirement by maintaining a committed undrawn credit facility with a remaining availability of greater than 12 months. These amounts are included in "Cash and cash equivalents". Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. Under those circumstances, the Company might not have sufficient funds or other resources to satisfy its obligations. The Company was in compliance with all of the financial covenants contained in the Company's loan agreements as of December 31, 2018.

Assets pledged

(in thousands of $)	2018	2017
Vessels, net	2,475,649	2,341,069

Deferred charges

(in thousands of $)	2018	2017
Debt arrangement fees	17,490	17,490
Accumulated amortization	(7,710)	(5,230)
	9,780	12,260

During 2018, the Company paid $0.01 million (2017: $3.5 million) with respect to debt arrangement fees.

23.	SHARE CAPITAL

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

Equity distribution

In July 2018, the Company announced it had entered into an Equity Distribution Agreement dated July 24, 2018, with Morgan Stanley & Co. LLC for the offer and sale of up to $100.0 million of common shares of Frontline through an ATM. In December 2018, 11,868 shares were issued for combined proceeds of $0.1 million.

The following table summarizes the movement in the number of shares outstanding during the two years ended December 31, 2018;

Outstanding shares at December 31, 2016	169,809,324

Outstanding shares at December 31, 2017	169,809,324
Shares issuance in the year	11,868
Outstanding shares at December 31, 2018	169,821,192

24.	SHARE OPTIONS

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

In November 2018, the Company granted 180,000 share options, with an exercise price of $7.40 per share, to employees in accordance with the terms of the Frontline Scheme. All options vest in July 2019. The options have a thirty-three month term.

The fair value of the newly granted option awards is estimated on the date of grant using a Black-Scholes option valuation model with the following assumptions:

	July 2016	November 2018
Risk free interest rate	0.69%	2.78%
Expected life (years)	3.5	1.6
Expected volatility	79.80%	38.24%
Expected dividend yield	0.00%	0.00%

The risk-free interest rate was estimated using the interest rate on three-year U.S. treasury zero coupon issues for the options granted in July 2016 and on prorated one to two year U.S. treasury zero coupon issues for the options granted in November 2018 . The volatility was estimated using historical share price data. The dividend yield has been estimated at 0% as the exercise price is reduced by all dividends declared by the Company from the date of grant to the exercise date. It was assumed that all of the options granted in July 2016 and November 2018 will vest.

The initial exercise price for the options granted in July 2016 was $8.00 per option and is reduced by the amount of dividends paid after the date of grant. As at December 31, 2018, the exercise price of the options granted in July 2016 was $7.40 and the Company's share price was $5.53. As at December 31, 2018, 780,000 shares had vested. 33,000 of these share options had expired or been forfeited at December 31, 2018. As at December 31, 2018, there was $0.3 million and $0.2 million in unrecognized stock compensation expense related to non-vested options for the options granted in July 2016 and November 2018 respectively. As at December 31, 2017, there was $1.2 million in unrecognized stock compensation expense related to non-vested options. Stock compensation expense of $1.0 million was recognized in 2018 (2017: $2.1 million).

The weighted average grant-date fair value of the options granted in 2016 was $4.06 per share and $1.53 per shares for the the options granted in 2018.

25.	FINANCIAL INSTRUMENTS

Interest rate swap agreements
In February 2013, Frontline 2012 entered into six interest rate swaps with Nordea Bank whereby the floating interest rate on an original principal amount of $260 million of the then anticipated debt on 12 MR product tanker newbuildings was switched to fixed rate. Six of these newbuildings were subsequently financed from the $466.5 million term loan facility. In February 2016, the Company entered into an interest rate swap with DNB whereby the floating interest on notional debt of $150.0 million was switched to fixed rate. The contract has a forward start date of February 2019. The aggregate fair value of these swaps at December 31, 2018 was a receivable of $7.6 million (2017: receivable of $4.5 million). The fair value (level 2) of the Company’s interest rate swap agreements is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves and the current credit worthiness of both the Company and the derivative counterparty. The estimated amount is the present value of future cash flows. The Company recorded a gain on these interest rate swaps of $4.3 million in 2018 (2017: loss of $0.8 million, 2016: gain of $1.9 million).

The interest rate swaps are not designated as hedges and are summarized as at December 31, 2018 as follows:

Notional Amount	Inception Date	Maturity Date	Fixed Interest Rate
($000s)
14,408	June 2013	June 2020	1.4025%
42,951	September 2013	September 2020	1.5035%
72,939	December 2013	December 2020	1.6015%
14,062	March 2014	March 2021	1.6998%
14,405	June 2014	June 2021	1.7995%
14,748	September 2014	September 2021	1.9070%
150,000	February 2016	February 2026	2.1970%
323,513

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

The fair value of these swaps at December 31, 2018, 2017 and 2016 was nil. The fair value (level 2) is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account, as applicable forward rate curves and the current credit worthiness of both the Company and the derivative counterparty. The estimated amount is the present value of future cash flows. The Company recorded a gain of $1.9 million in 2016.

Fair Values
The carrying value and estimated fair value of the Company's financial instruments as of December 31, 2018 and 2017 are as follows:

	2018		2017
(in thousands of $)	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:
Cash and cash equivalents	66,484	66,484	104,145	104,145
Restricted cash	1,420	1,420	741	741
Liabilities:
Floating rate debt	1,525,028	1,525,028	1,492,099	1,492,099
Fixed rate debt	215,524	212,696	100,312	99,865

The estimated fair value of financial assets and liabilities are as follows:

(in thousands of $)	2018 Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	66,484	66,484	—	—
Restricted cash	1,420	1,420	—	—
Liabilities:
Floating rate debt	1,525,028	—	1,525,028	—
Fixed rate debt	212,696	—	7,631	205,065

(in thousands of $)	2017 Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	104,145	104,145	—	—
Restricted cash	741	741	—	—
Liabilities:
Floating rate debt	1,492,099	—	1,492,099	—
Fixed rate debt	99,865	—	10,312	89,553

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

Assets Measured at Fair Value on a Nonrecurring Basis
At December 31, 2017 the nine vessels held under capital lease, all of which are leased from Ship Finance, were measured at a combined fair value of $251.7 million, which was determined using level three inputs being the discounted expected cash flows from the leased vessels at December 31, 2017. As at December 31, 2018 three vessels under capital lease remain and are carried at the values calculated at December 31, 2017 less subsequent depreciation.

Nonrecurring fair value measurements include a goodwill impairment assessment completed during the year. The impairment test used Level 1, Level 2 and Level 3 inputs. See note 4.

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

26.	RELATED PARTY TRANSACTIONS

We transact business with the following related parties, being companies in which Hemen and companies associated with Hemen have a significant interest: Ship Finance, Seadrill Limited, Seatankers Management Norway AS, GHL Finance Limited, Golden Ocean Group Limited, Arcadia Petroleum Limited, Deep Sea Supply Plc, Seatankers Management Co. Ltd, or Seatankers Management, Archer Limited, North Atlantic Drilling Ltd, Sterna Finance Limited, Flex LNG Limited and Northern Drilling Limited. In November 2014, Highlander Tankers AS, or Highlander Tankers, post fixture managers for the Company became a related party as Robert Hvide Macleod, the owner and director of Highlander Tankers, was appointed the Chief Executive Officer of Frontline Management AS. Frontline 2012 and the Company (and its subsidiaries) were related parties prior to the Merger. In October 2014, VLCC Chartering Ltd, or VLCC Chartering, was set up as a joint venture between the Company and Tankers International LLC, or TI. VLCC Chartering provides chartering services to the combined fleets of the Company and TI.

Ship Finance Transactions

Ship Finance are the counterparty to all vessels we hold as Vessels Under Capital Lease, further information can be found in note 17.

In the year ended December 31, 2018 we terminated the leases on six VLCCs. In the year ended December 31, 2017 we terminated the leases on two VLCCs and two Suezmax tankers. In the year ended December 31, 2016 we terminated the lease on one VLCC. Further information on the gain (loss) on termination of leases can be found in note 17.

The sum of $21.9 million in relation to the promissory notes payable to Ship Finance, following the termination of the leases on Front Circassia, Front Page, Front Stratus, Front Serenade and Front Ariake is included within long-term debt. The Company was charged $0.9 million in the year ended December 31, 2018 for interest expense in relation to these notes.

A summary of leasing transactions with Ship Finance in the years ended December 31, 2018, 2017 and 2016 are as follows;

(in thousands of $)	2018	2017	2016
Charter hire paid (principal and interest)	47,324	75,055	93,545
Lease termination receipt	—	—	—
Lease termination payments	(22,391)	(19,006)	(293)
Lease interest expense	16,400	25,980	35,417
Contingent rental income	(19,738)	(26,148)	(18,621)
Remaining lease obligation	99,784	299,016	422,600

Contingent rental income in 2018 is due to the fact that the actual profit share expense earned by Ship Finance in 2018 of $1.5 million (2017: $5.6 million) was $19.7 million (2017: $26.1 million) less than the amount accrued in the lease obligation payable when the leases were recorded at fair value at the time of the Merger.

In January 2014, Frontline 2012 commenced a pooling arrangement with Ship Finance, between two of its Suezmax tankers Front Odin and Front Njord and two Ship Finance vessels Glorycrown and Everbright. Frontline 2012 recognized income of $0.2 million in 2018 in relation to the pooling arrangement which is receivable from Ship Finance (2017: expense of $2.1 million, 2016: expense of $0.9 million).

Seatankers Management Transactions
In January 2016, the Company recharged $2.4 million of fit out costs to Seatankers Management Co. Ltd, which had been incurred on a leased office prior to its assignment to Seatankers Management Co. Ltd in December 2015.

The Company entered into a Services Agreement with Seatankers Management, effective January 1, 2016, and was charged $0.8 million in the year ended December 31, 2018 (2017: $0.6 million, 2016: $0.7 million) for the provision of advisory and other support services.

FMSI transactions

In July 2018, the Company advanced a loan of $6.0 million to FMSI. The loan is interest free with no fixed repayment date. Furthermore the Company entered into agreements to purchase EGCS from FMSI for 20 vessels with a total value of $26.0 million, of which $1.1 million is to be paid by Ship Finance in relation to two vessels. In the year ended December 31, 2018 the Company made advance payments of $8.2 million in relation to these commitments.

Transactions with other affiliates of Hemen
In June 2016, the Company signed a $275.0 million senior unsecured facility agreement with an affiliate of Hemen, the Company's largest shareholder. The Company drew down $155.0 million in the year ended December 31, 2018 from the facility and up to $89.0 million remains available and undrawn as at year end. In November 2018 the Company extended the terms of the facility by 12 months. Following the extension, the facility is repayable in November 2020.

A summary of net amounts earned (incurred) from related parties for the years ended December 31, 2018, 2017 and 2016 are as follows:

(in thousands of $)	2018	2017	2016
Seatankers Management Co. Ltd	7,152	3,420	6,057
Ship Finance International Limited	2,001	3,473	1,552
Golden Ocean Group Limited	7,138	6,671	9,387
Seatankers Management Norway AS	735	767	919
Arcadia Petroleum Limited	—	—	929
Seadrill Limited	279	470	656
Archer Limited	317	238	235
Flex LNG Limited	1,788	4,432	1,204
Deep Sea Supply Plc	43	67	130
North Atlantic Drilling Ltd	29	37	48
Northern Drilling Ltd	43	—	—
Other related parties	15	—	—

Net amounts earned from other related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise rental for office space and interest expense.

Related party balances
A summary of balances due from related parties at December 31, 2018 and 2017 is as follows:

(in thousands of $)	2018	2017
Ship Finance International Limited	1,653	1,239
Seatankers Management Co. Ltd	2,657	52
Archer Ltd	173	88
VLCC Chartering Ltd	81	81
Golden Ocean Group Limited	2,370	1,953
Seadrill Limited	538	489
Deep Sea Supply Plc	68	68
Arcadia Petroleum Limited	—	—
Flex LNG Limited	210	979
North Atlantic Drilling Ltd	116	103
Other related parties	29	16
	7,895	5,068

A summary of balances due to related parties at December 31, 2018 and 2017 is as follows:

(in thousands of $)	2018	2017
Ship Finance International Limited	8,886	6,349
Seatankers Management Co. Ltd	3,236	1,345
Golden Ocean Group Limited	5,558	1,227
Flex LNG Limited	1,058	—
	18,738	8,921

27.	COMMITMENTS AND CONTINGENCIES

As of December 31, 2018, the Company's newbuilding program comprised two VLCCs. As of December 31, 2018, total installments of $51.1 million had been paid and the remaining installments to be paid amounted to $114.4 million, all due in 2019. The commitment includes EGCS on both newbuildings.

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

Following assignments of two property leases in 2015, each to a related party, a subsidiary of the Company has guaranteed the remaining outstanding payments due under the leases of approximately $6.3 million as of December 31, 2018 (2017: approximately $7.9 million). The Company does not believe that it will be required to make any payments under these guarantees and has not recorded a liability in the balance sheet in this respect.

As of December 31, 2018, the Company has committed to the purchase of EGCS on 18 vessels owned by the Company, excluding two EGCS being installed on the Company’s two newbuildings included above, with a financial commitment of $15.7 million excluding installation costs. The Company has also agreed with Ship Finance to share the cost of EGCS equally on two VLCCs chartered from Ship Finance. The Company's remaining commitment to purchase EGCS on these vessels is $1.0 million, excluding installation costs. These remaining commitments are due in 2019.

As of December 31, 2018, the Company has committed to the installation of Ballast Water Treatment Systems on four vessels, with a remaining commitment of $2.8 million excluding installation costs, which is due in 2019.

28	SUPPLEMENTAL INFORMATION

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

During 2018, the Company agreed with Ship Finance to terminate the long term charter for six vessels. The Company recognized a reduction in capital lease obligations of $167.9 million in the year ended December 31, 2018 in respect of these vessels.

Further information on the termination of long term charters with Ship Finance can be found in note 17.

29	SUBSEQUENT EVENTS

In January 2019, the Company took delivery of the VLCC newbuilding Front Defender.

In January 2019, the Company repaid $15 million under the senior unsecured facility of up to $275.0 million with an affiliate of Hemen Holding Ltd.. $104.0 million remains available and undrawn as at March 28, 2019.

In January 2019, Frontline announced that its ownership interest in FMSI has increased to 28.9% following the purchase by FMSI of a 30.8% stake in FMSI from Bjørnar Feen.

In January 2019, FMSI repaid $3 million of the interest free loan extended by Frontline to FMSI.

In March 2019, the Company repurchased 1.3 million shares of Golden Ocean and simultaneously sold the shares for total proceeds of $6.6 million. At the same time, the Company entered into a forward contract to repurchase these shares in June 2019 for $6.7 million.