Form 20-F
period 2019-12-31
FRONTLINE LTD /
filed 2020-03-20
CIK 913290

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2019
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________________ to _________________
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________________________

Commission file number	001-16601

Frontline Ltd.
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

Bermuda
(Jurisdiction of incorporation or organization)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

James Ayers, Telephone: (1) 441 295 6935, Facsimile: (1) 441 295 3494, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol	Name of each exchange on which registered

Ordinary Shares, Par Value $1.00 Per Share	FRO	New York Stock Exchange

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

196,894,321 Ordinary Shares, Par Value $1.00 Per Share

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

Frontline Ltd. and its subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This annual report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance, and are not intended to give any assurance as to future results. When used in this document, the words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "targets," "likely," "would," "could," "seeks," "continue," "possible," "might" and similar expressions, terms or phrases may identify forward-looking statements.

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

•	the strength of world economies;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in charter hire rates and vessel values, changes in the supply and demand for vessels comparable to ours;

•	the highly cyclical nature of the industry that we operate in;

•	the loss of a large customer or significant business relationship;

•	changes in worldwide oil production and consumption and storage;

•	changes in the Company's operating expenses, including bunker prices, drydocking, crew costs and insurance costs;

•	planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs;

•	risks associated with any future vessel construction;

•	our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions planned;

•	our ability to renew our time charters when they expire or to enter into new time charters;

•	the market for the Company's vessels;

•	availability of financing and refinancing, our ability to obtain financing and comply with the restrictions and other covenants in our financing arrangements;

•	availability of skilled crew members other employees and the related labor costs;

•	work stoppages or other labor disruptions by our employees or the employees of other companies in related industries;

•
compliance with governmental, tax, environmental and safety regulation, any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) or other applicable regulations relating to bribery;

•	the impact of the discontinuance of LIBOR after 2021 on interest rates of our debt that reference LIBOR;

•	general economic conditions and conditions in the oil industry;

•	effects of new products and new technology in our industry, including the potential for technological innovation to reduce the value of our vessels and charter income derived therefrom;

•	vessel breakdowns and instances of off-hire;

•	the impact of an interruption in or failure of our information technology and communications system upon our ability to operate;

•	potential conflicts of interest involving members of our board of directors and senior management;

•	the failure of counter parties to fully perform their contracts with us;

•	our dependence on key personnel;

•	adequacy of insurance coverage;

•	our ability to obtain indemnities from customers;

•	changes in laws, treaties or regulations;

•	the volatility of the price of our ordinary shares;

•	our incorporation under the laws of Bermuda and the different rights to relief that may be available compared to other countries, including the United States;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	government requisition of our vessels during a period of war or emergency;

•	potential liability from pending or future litigation;

•	the arrest of our vessels by maritime claimants;

•	general domestic and international political conditions;

•	any further changes in US trade policy that could trigger retaliatory actions by the affected countries;

•	potential disruption of shipping routes due to accidents, political events, acts by terrorists or acts of piracy on ocean-going vessels;

•	the impact of adverse weather and natural disasters;

•	the current outbreak of the coronavirus COVID-19; and

•	other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission or Commission.

We caution readers of this annual report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward looking statements. Please see our Risk Factors in Item 3 of this annual report for a more complete discussion of these and other risks and uncertainties.

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

A. SELECTED FINANCIAL DATA

On July 1, 2015, the Company, Frontline Acquisition Ltd, or Frontline Acquisition, a newly formed and wholly owned subsidiary of the Company, and Frontline 2012 Ltd, or Frontline 2012, entered into an agreement and plan of merger, (as amended from time to time, the "Merger Agreement") pursuant to which Frontline Acquisition and Frontline 2012 agreed to enter into a merger transaction, or the Merger, with Frontline 2012 as the surviving legal entity and thus becoming a wholly owned subsidiary of the Company. For accounting purposes, the Merger with Frontline 2012 has been treated as a reverse business acquisition. The financial statements reflect the reverse business acquisition of the Company by Frontline 2012 for the period since November 30, 2015.

The selected statement of operations data of the Company with respect to the fiscal years ended December 31, 2019, 2018 and 2017 and the selected balance sheet data of the Company as of December 31, 2019 and 2018 have been derived from the Company's consolidated financial statements included herein and should be read in conjunction with such statements and the notes thereto. The selected balance sheet data as of December 31, 2017, 2016, and 2015 have been derived from consolidated financial statements of the Company not included herein. The selected statement of operations data with respect to the fiscal year ended December 31, 2016 and 2015, have been derived from consolidated financial statements of the Company not included herein.

The following table should also be read in conjunction with Item 5. "Operating and Financial Review and Prospects" and the Company's consolidated financial statements and notes thereto included herein. The Company's accounts are maintained in U.S. dollars.

	Fiscal year ended December 31,
	2019	2018	2017	2016	2015
(in thousands of $, except ordinary shares, per share data and ratios)
Statement of Operations Data (1):
Total operating revenues (2)	957,322	742,266	646,326	754,306	458,934
Total operating expenses	721,222	669,761	844,978	574,142	280,639
Net operating income (loss)	239,522	82,711	(196,271)	177,481	287,218
Net (loss) income from continuing operations	139,986	(8,398)	(264,322)	117,514	255,386
Net (loss) income from discontinued operations after non-controlling interest	—	—	—	—	(100,701)
Net (loss) income attributable to the Company	139,972	(8,880)	(264,861)	117,010	154,624
Basic earnings (loss) per share attributable to the Company from continuing operations (3)	$0.81	$(0.05)	$(1.56)	$0.75	$2.13
Diluted earnings per share attributable to the Company from continuing operations (3)	$0.78	$(0.05)	$(1.56)	$0.75	$2.13
Basic and diluted (loss) earnings per share attributable to the Company from discontinued operations (3)	$—	$—	$—	$—	$(0.84)
Basic earnings (loss) per share attributable to the Company (3)	$0.78	$(0.05)	$(1.56)	$0.75	$1.29
Diluted earnings per share attributable to the Company (3)	$0.78	$(0.05)	$(1.56)	$0.75	$1.29
Dividends per share declared (3) (4)	$0.10	$—	$0.30	$1.05	$0.25

	Fiscal year ended December 31,
	2019	2018	2017	2016	2015
(in thousands of $, except ordinary shares and ratios)
Balance Sheet Data (at end of year) (1):
Cash and cash equivalents	174,223	66,484	104,145	202,402	264,524
Newbuildings	46,068	52,254	79,602	308,324	266,233
Vessels and equipment, net	2,579,905	2,476,755	2,342,130	1,477,395	1,189,198
Vessels and equipment under finance lease, net	418,390	90,676	251,698	536,433	694,226
Investment in associated company	4,927	6,246	—	—	—
Total assets	3,697,818	3,077,841	3,133,728	2,966,317	2,883,468
Short-term debt and current portion of long-term debt	438,962	120,479	113,078	67,365	57,575
Current portion of obligations under finance leases	283,463	11,854	43,316	56,505	89,798
Long-term debt (8)	1,254,417	1,610,293	1,467,074	914,592	745,695
Obligations under finance leases	76,447	87,930	255,700	366,095	446,553
Share capital	196,894	169,821	169,809	169,809	781,938
Total equity attributable to the Company	1,509,976	1,163,800	1,187,308	1,499,601	1,446,282
Ordinary shares outstanding (000s) (3)	196,894	169,821	169,809	169,809	156,387
Weighted average ordinary shares outstanding (000s) (3)	173,576	169,810	169,809	156,973	120,082
Other Financial Data:
Equity to assets ratio (percentage) (5)	40.8%	37.8%	37.9%	50.6%	50.2%
Debt to equity ratio (6)	1.4	1.6	1.6	0.9	0.9
Price earnings ratio (7)	15.9	(110.6)	(2.9)	9.5	11.6
Time charter equivalent revenue (9)	527,446	339,196	365,059	566,701	342,773

Notes:

1.
Frontline 2012 determined that the stock dividend of 75.4 million of its shares in Golden Ocean Group Limited (formerly Knightsbridge Shipping Limited, NASDAQ: VLCCF), or Golden Ocean, in June 2015 represented a significant strategic shift in its business and, therefore, recorded the results of its dry bulk operations as discontinued operations in the year ended December 31, 2015.

2.
The Company adopted ASC 606 effective from January 1, 2018 and ASC 842 lease from January 1, 2019. Prior periods have not been restated for the impact of these standards, see Note 2. and Note 3. to our Consolidated Financial Statements for an explanation of the impact of the adoption of ASC 606 and ASC 842.

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

5.	Equity-to-assets ratio is calculated as total equity attributable to the Company divided by total assets.

6.	Debt-to-equity ratio is calculated as total interest bearing current and long-term liabilities, including obligations under finance leases, divided by total equity attributable to the Company.

7.
Price earnings ratio is calculated by dividing the closing year end share price by basic earnings per share attributable to the Company. Each year end share price has been adjusted for the 1-for-5 reverse share split in February 2016.

8.
The Company has recorded debt issuance costs (i.e. deferred charges) as a direct deduction from the carrying amount of the related debt rather than as an asset following its adoption of Accounting Standards Update 2015-03 and has applied this on a retrospective basis for all periods presented.

9.	A reconciliation of time charter equivalent revenues to total operating revenues as reflected in the Consolidated Statements of Operations is as follows:

(in thousands of $)	2019	2018	2017	2016	2015
Total operating revenues	957,322	742,266	646,326	754,306	458,934
Less:
Finance lease interest income	(690)	(1,293)	(1,748)	(2,194)	(577)
Other income	(33,704)	(24,005)	(20,185)	(23,770)	(5,878)
Voyage expenses and commissions	(395,482)	(377,772)	(259,334)	(161,641)	(109,706)
Time charter equivalent revenue	527,446	339,196	365,059	566,701	342,773

Consistent with general practice in the shipping industry, the Company uses time charter equivalent revenue, or TCE, which represents operating revenues less finance lease interest income, other income and voyage expenses, as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. Time charter equivalent revenue, a non-GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable GAAP measure, because it assists Company management in making decisions regarding the deployment and use of its vessels and in evaluating the Company's financial performance.

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

We are engaged in the seaborne transportation of crude oil and oil products. The following summarizes the risks that may materially affect our business, financial condition or results of operations.

Risks Related to Our Industry

If the tanker industry, which historically has been cyclical and volatile, declines in the future, our revenues, earnings and available cash flow may be adversely affected.

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

The factors that influence demand for tanker capacity include:

•	supply and demand for oil and oil products;

•	global and regional economic and political conditions, including developments in international trade, national oil reserves policies, fluctuations in industrial and agricultural production;

•	regional availability of refining capacity;

•	changes in seaborne and other transportation patterns, including changes in the distances over which tanker cargoes are transported by sea;

•
increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;

•	currency exchange rates;

•	weather and acts of God and natural disasters;

•	competition from alternative sources of energy and from other shipping companies and other modes of transport;

•	international sanctions, embargoes, import and export restrictions, nationalizations, piracy, terrorist attacks and armed conflicts;

•
legal and regulatory changes including regulations adopted by supranational authorities and/or industry bodies, such as safety and environmental regulations and requirements by major oil companies; and

•	diseases and viruses, affecting livestock and humans.

The factors that influence the supply of tanker capacity include:

•	current and expected purchase orders for tankers;

•	the number of tanker newbuilding deliveries;

•	the number of shipyards and ability of shipyards to deliver vessels;

•	any potential delays in the delivery of newbuilding vessels and/or cancellations of newbuilding orders;

•	the scrapping rate of older tankers;

•	technological advances in tanker design and capacity;

•	tanker freight rates, which are affected by factors that may affect the rate of newbuilding, swapping and laying up of tankers;

•	port and canal congestion;

•	slow-steaming of vessels;

•	price of steel and vessel equipment;

•	conversion of tankers to other uses or conversion of other vessels to tankers;

•	the number of tankers that are out of service; and

•	changes in government and industry environmental and other regulations that may limit the useful lives of tankers.

In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance costs, insurance coverage costs, the efficiency and age profile of the existing tanker fleet. The factors affecting the supply and demand for tankers have been volatile and are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable, including those discussed above. Market conditions were volatile in 2019 and continued volatility may reduce demand for transportation of oil over longer distances and increase the supply of tankers to carry that oil, which may have a material adverse effect on our business, financial condition, results of operations, cash flows, ability to pay dividends and existing contractual obligations.

Any decrease in shipments of crude oil may adversely affect our financial performance.

The demand for our oil tankers derives primarily from demand for Arabian Gulf, West African, North Sea, Caribbean, Russian and US Shale crude oil, which, in turn, primarily depends on the economies of the world's industrial countries and competition from alternative energy sources. A wide range of economic, social and other factors can significantly affect the strength of the world's industrial economies and their demand for crude oil from the mentioned geographical areas. Any decrease in shipments of crude oil from the above mentioned geographical areas would have a material adverse effect on our financial performance. Among the factors which could lead to such a decrease are:

•	increased crude oil production from other areas;

•	increased refining capacity in the Arabian Gulf or West Africa;

•	increased use of existing and future crude oil pipelines in the Arabian Gulf or West Africa;

•	a decision by oil-producing nations to increase their crude oil prices or to further decrease or limit their crude oil production;

•	armed conflict in the Arabian Gulf and West Africa and political or other factors; and

•	the development, availability and the costs of nuclear power, natural gas, coal and other alternative sources of energy.

In addition, volatile economic conditions affecting world economies may result in reduced consumption of oil products and a decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our earnings and our ability to pay dividends.

An over-supply of tanker capacity may lead to reductions in charter rates, vessel values and profitability.

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

Technological innovation and quality and efficiency requirements from our customers could reduce our charterhire income and the value of our vessels.

Our customers, in particular those in the oil industry, have a high and increasing focus on quality and compliance standards with their suppliers across the entire supply chain, including the shipping and transportation segment. Our continued compliance with these standards and quality requirements is vital for our operations. The charterhire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new tankers are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charterhire payments we receive for our vessels and the resale value of our vessels could significantly decrease. This could have an adverse effect on our results of operations, cash flows, financial condition and ability to pay dividends.

A cyber-attack or failure of our information technology systems and processes could materially disrupt our business.
We rely on information technology systems and networks in our operations and administration of our business. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. We rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. Our business operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to unauthorized release of information or alteration of information in our systems. Any such attack or other breach of our information technology systems could have a material adverse effect on our business and results of operations. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business and results of operations.
Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies may impose additional costs on us or expose us to additional risks.

Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Companies which do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition, and/or stock price of such a company could be materially and adversely affected.

We may face increasing pressures from investors, lenders and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing and future investors and lenders remain invested in us and make further investments in us, especially given the highly focused and specific trade of crude oil transportation in which we are engaged. If we do not meet these standards, our business and/or our ability to access capital could be harmed.

Additionally, certain investors and lenders may exclude oil transport companies, such as us, from their investing portfolios altogether due to environmental, social and governance factors.  These limitations in both the debt and equity capital markets may affect our ability to grow as our plans for growth may include accessing the equity and debt capital markets.  If those markets are unavailable, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which would have a material adverse effect on our financial condition and results of operations and impair our ability to service our indebtedness. Further, it is likely that we will incur additional costs and require additional resources to monitor, report and comply with wide ranging ESG requirements.  The occurrence of any of the foregoing could have a material adverse effect on our business and financial condition.

Risks Related to Shipping Generally

Risks involved with operating ocean-going vessels could result in the loss of life or harm to our seafarers, environmental accidents or affect our business and reputation, which could have a material adverse effect on our results of operations and financial condition.

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

Any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an accident or oil spill or other environmental disaster may harm our reputation as a safe and reliable tanker operator. In June 2019 an explosion occurred on the Front Altair shortly after the vessel had passed through the Strait of Hormuz in the Persian Gulf. The 23 crew members onboard the Front Altair were unharmed after being rescued by a cargo vessel. The Company deployed emergency responders in a timely manner, who extinguished the fire on the vessel within hours of the incident and took precautions to limit any pollution. The vessel remained afloat and was successfully towed for repairs which were completed in November 2019. We procure insurance for our fleet against those risks that we believe the shipping industry commonly insures, which include hull and machinery insurance, protection and indemnity insurance covering environmental damage and pollution insurance, freight, demurrage and defence insurance which provides coverage to shipowners and operators for legal and other costs incurred in relation to disputes that are uninsured and war risk insurance. The total cost of repairs and related services to the Company in connection with the Front Altair incident was $2.3 million, excluding amounts paid directly by our insurers, all of which is expected to be recovered under our insurance policies. In addition the Company has recovered $3.7 million under its loss of hire insurance. This incident did not have a material impact on the Company's results of operations or cash flows.

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

Continued economic slowdown in the Asia Pacific region, especially in China, may exacerbate the effect on us of the recent slowdown in the rest of the world. In recent history, China has had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China's GDP for the year ended December 31, 2019, however, is estimated to be around 6.1%, down from the growth rate of 6.6% for the year ended December 31, 2018. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future. Our financial condition and results of operations, as well as our future prospects, would likely be impeded by a continuing or worsening economic downturn in any of these countries.

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

Further, governments may turn and have turned to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, leaders in the United States and China have implemented certain increasingly protective trade measures. The results of the 2016 presidential election and the potential results of the upcoming 2020 presidential election in the United States have created significant uncertainty about the future relationship between the United States, China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. For example, in March 2018, President Trump announced tariffs on imported steel and aluminum into the United States that have had a negative impact on international trade generally and in January 2019, the United States announced expanded sanctions against Venezuela, which have had an effect on its oil output and in turn affected global oil supply. There have also been continuing trade tensions, including significant tariff increases, between the United States and China. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers' business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations, financial condition and our ability to pay any cash distributions to our shareholders.

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

Acts of piracy on ocean-going vessels could adversely affect our business.

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

Political instability, terrorist or other attacks, war, international hostilities and public health threats can affect the tanker industry, which may adversely affect our business.

We conduct most of our operations outside of the United States, and our business, results of operations, cash flows, financial condition and available cash may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the current political instability in the Middle East and the South China Sea region and other geographic countries and areas, geopolitical events such as Brexit, terrorist or other attacks, and war (or threatened war) or international hostilities, such as those between the United States and North Korea.

Terrorist attacks such as those in Paris on November 13, 2015, Manchester on May 22, 2017, and the frequent incidents of terrorism in the Middle East, and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks around the world, continues to cause uncertainty in the world's financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Middle East, including the armed conflicts in Syria and Yemen, and increased tensions between the U.S. and Iran, as well as the presence of U.S. or other armed forces in Iraq, Syria, Afghanistan and various other regions, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. As a result of the above, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs. Additionally, Brexit, or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business and operations.

In January 2020, in response to certain perceived terrorist activity, the United States launched an airstrike in Baghdad that killed a high-ranking Iranian general, increasing hostilities between the U.S. and Iran. This attack or further escalations between the U.S. and Iran that may follow, could result in retaliation from Iran that could potentially affect the shipping industry, through increased attacks on vessels in the Strait of Hormuz (which already experienced an increased number of attacks on and seizures of vessels in 2019), or by potentially closing off or limiting access to the Strait of Hormuz, where a significant portion of the world's oil supply passes through. Any restriction on access to the Strait of Hormuz, or increased attacks on vessels in the area, could negatively impact our earnings, cash flow and results of operations.

In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our future performance, results of operations, cash flows and financial position.

In addition, public health threats, such as the coronavirus, influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, could adversely impact our operations, and the operations of our customers.

Outbreaks of epidemic and pandemic of diseases and governmental responses thereto could adversely affect our business.

Our operations are subject to risks related to outbreaks of infectious diseases. For example, the recent outbreak of coronavirus COVID-19 (“Coronavirus”), a virus causing potentially deadly respiratory tract infections originating in China, has already and will continue to negatively affect economic conditions and the demand for tankers regionally as well as globally and otherwise impact our operations and the operations of our customers, suppliers and other stakeholders. Governments in affected countries are imposing travel bans, quarantines, the closure of borders and other emergency public health measures. Those measures, though temporary in nature, may continue and increase depending on developments in the virus’ outbreak. As a result of these measures, our vessels may not be able to call on ports, and crew members may be restricted from embarking and disembarking in ports, located in regions affected by Coronavirus. The ultimate severity of the Coronavirus outbreak is uncertain at this time and therefore we cannot predict the impact it may have on our future operations, and the health of our employees, which could be material and adverse.

Our vessels may call at ports located in countries that are subject to restrictions, sanctions, or embargoes imposed by the U.S., the European Union, the United Nations or other governments, which could lead to monetary fines or adversely affect our business, reputation and the market for our ordinary shares.

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

U.S. sanctions prohibiting certain conduct that was permitted under the JCPOA were not actually repealed or permanently terminated. Rather, the U.S. government implemented changes to the sanctions regime by: (1) issuing waivers of certain statutory sanctions provisions; (2) committing to refrain from exercising certain discretionary sanctions authorities; (3) removing certain individuals and entities from OFAC's sanctions lists; and (4) revoking certain Executive Orders and specified sections of Executive Orders. These sanctions were not to be permanently "lifted" until the earlier of “Transition Day,” set to occur on October 20, 2023, or upon a report from the IAEA stating that all nuclear material in Iran is being used for peaceful activities. On October 13, 2017, President Trump announced that he would not certify Iran’s compliance with the JCPOA. This did not withdraw the U.S. from the JCPOA or reinstate any sanctions. On May 8, 2018, President Trump announced his decision to cease U.S. participation in the JCPOA and to reimpose the U.S. nuclear-related sanctions that were previously lifted, following two wind-down periods. The second wind-down period ended on November 4, 2018.

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

Compliance with safety and other vessel requirements imposed by classification societies may be costly and could reduce our net cash flows and net income.

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

A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability, without regard to whether we were negligent or at fault.  Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil in U.S. waters, including the 200-nautical mile exclusive economic zone around the United States.  An oil spill could also result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under other international and U.S. Federal, state and local laws, as well as third party damages, including punitive damages, and could harm our reputation with current or potential charterers of our tankers.  We will be required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents.  Although our technical manager will arrange for insurance to cover our vessels with respect to certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, financial condition, results of operations and cash flows.

If we fail to comply with international safety regulations, we may be subject to increased liability, which may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is affected by the requirements set forth in the IMO's International Safety Management Code, or the ISM Code. The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. If we fail to comply with the ISM Code, we may be subject to increased liability, including the invalidation of existing insurance or a decrease of available insurance coverage for our affected vessels and such failure may result in a denial of access to, or detention in, certain ports.

Regulations relating to ballast water discharge may adversely affect our revenues and profitability.

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the IOPP renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ships constructed on or after September 8, 2017 are to comply with the D-2 standards on or after September 8, 2017. As of December 31, 2019, we have 13 vessels that require upgrading in order to be compliant following their IOPP renewal survey and costs of compliance may be substantial and adversely affect our revenues and profitability. As of December 31, 2019 the Company has incurred $9.6 million of costs in relation to the supply and installation of on-board ballast water treatments systems, or BWTS. As of December 31, 2019 the Company has committed to the purchase of BWTS equipment on a further eight vessels with a remaining financial commitment of $2.9 million excluding installation costs.

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit, or VGP program and the U.S. National Invasive Species Act, or NISA, are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act, or VIDA, which was signed into law on December 4, 2018, requires that the EPA develop national standards of performance for approximately 30 discharges, similar to those found in the VGP within two years. By approximately 2022, the U.S. Coast Guard must develop corresponding implementation, compliance and enforcement regulations regarding ballast water. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.

Maritime claimants could arrest one or more of our vessels, which could interrupt our cash flow.

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

Governments could requisition our vessels during a period of war or emergency resulting in a loss of earnings.

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

Risks Related to Our Business

We are dependent on the spot market and any decrease in spot market rates in the future may adversely affect our earnings and our ability to pay dividends.

As of December 31, 2019, 56 of the 63 vessels, which are owned, leased or chartered-in by us, were employed in the spot market or on short-term or variable rate time charters, and we are therefore exposed to fluctuations in spot market charter rates. Historically, the tanker market has been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. The spot market may fluctuate significantly based upon supply and demand of vessels and cargoes. The successful operation of our vessels in the competitive spot market depends upon, among other things, obtaining profitable charters and minimizing, to the extent possible, time spent waiting for charters and time spent in ballast. The spot market is very volatile, and, in the past, there have been periods when spot rates have declined below the operating cost of vessels. If future spot market rates decline, then we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or to pay dividends in the future. Furthermore, as charter rates in the spot market are fixed for a single voyage, which may last up to several weeks, during periods in which charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

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

A drop in spot market rates may provide an incentive for some charterers to default on their charters, and the failure of our counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.

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

Often, when we enter into a time charter, the rates under that charter are fixed for the term of the charter.  If the spot market rates or short-term time charter rates in the tanker industry become significantly lower than the time charter equivalent rates that some of our charterers are obligated to pay us under our existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter. If our charterers fail to pay their obligations, we would have to attempt to re-charter our vessels, which if re-chartered at lower rates, may affect our ability to operate our vessels profitably and may affect our ability to comply with current or future covenants contained in our loan agreements.

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

Changes in the price of fuel, or bunkers, may adversely affect our profits.

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

The operation of tankers involves certain unique operational risks.

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

Because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels which may adversely affect our earnings or could cause us to incur impairment charges.

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

We may be unable to successfully compete with other vessel operators for charters, which could adversely affect our results of operations and financial position.

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

Our time charters may limit our ability to benefit from any improvement in charter rates, and at the same time, our revenues may be adversely affected if we do not successfully employ our vessels on the expiration of our charters.

As of December 31, 2019, seven of the 63 vessels, which are owned, leased or chartered-in by us, were employed on fixed rate time charter with duration in excess of six months. While our fixed rate time charters generally provide reliable revenues, they also limit the portion of our fleet available for spot market voyages during an upswing in the tanker industry cycle, when spot market voyages might be more profitable. By the same token, we cannot assure you that we will be able to successfully employ our vessels in the future at rates sufficient to allow us to operate our business profitably or meet our obligations. A decline in charter or spot rates or a failure to successfully charter our vessels could have a material adverse effect on our business, financial condition, results of operation and ability to pay dividends.

Purchasing and operating secondhand vessels may result in increased operating costs and vessels off-hire, which could adversely affect our earnings.

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

Delays or defaults by the shipyards in the construction of our newbuildings could increase our expenses and diminish our net income and cash flows.

As of December 31, 2019, we had contracts for six newbuilding vessels. One Suezmax tanker and one VLCC are expected to be delivered in April and May 2020 and four LR2 tankers are expected to be delivered in January 2021, March 2021, October 2021 and January 2022. Vessel construction projects are generally subject to risks of delay that are inherent in any large construction project, which may be caused by numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions or any other events of force majeure. Significant delays could adversely affect our financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel, and we will continue to incur costs and expenses related to delayed vessels, such as supervision expense and interest expense for the issued and outstanding debt.

We may be unable to locate suitable vessels for acquisition which would adversely affect our ability to expand our fleet.

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

As we expand our fleet, we may not be able to recruit suitable employees and crew for our vessels which may limit our growth and cause our financial performance to suffer.

As we expand our fleet, we will need to recruit suitable crew, shoreside, administrative and management personnel. We may not be able to continue to hire suitable employees as we expand our fleet of vessels.  If we are unable to recruit suitable employees and crews, we may not be able to provide our services to customers, our growth may be limited and our financial performance may suffer.

Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and cause disruption of our business.

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

Our ability to obtain debt financing may be dependent on the performance of our then-existing charters and the creditworthiness of our charterers.

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

Furthermore, the calculation of interest in most financing agreements in our industry has been based on published LIBOR rates. Due in part to uncertainty relating to the LIBOR calculation process in recent years, it is likely that LIBOR will be phased out in the future. As a result, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. If we are required to agree to such a provision in future financing agreements, our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow.  In addition, the banks currently reporting information used to set LIBOR will likely stop such reporting after 2021, when their commitment to reporting information ends. The Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or “SOFR.” The impact of such a transition from LIBOR to SOFR could be significant for us.

We may be unable to comply with the covenants contained in our loan agreement, which could affect our ability to conduct our business.

As of December 31, 2019, we had $1,701.3 million of outstanding debt. Certain of our debt facilities require us or our subsidiaries to maintain the following financial covenants; minimum value of vessels, value-adjusted equity, positive working capital, and a certain level of free cash.

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

Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines, criminal penalties and an adverse effect on our business.

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

The Economic Substance Act 2018 and the Economic Substance Regulations 2018 of Bermuda (the “Economic Substance Act” and the “Economic Substance Regulations”, respectively) became operative on December 31, 2018.  The Economic Substance Act applies to every registered entity in Bermuda that engages in a relevant activity and requires that every such entity shall maintain a substantial economic presence in Bermuda. Relevant activities for the purposes of the Economic Substance Act are banking business, insurance business, fund management business, financing business, leasing business, headquarters business, shipping business, distribution and service centre business, intellectual property holding business and conducting business as a holding entity.

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

Risks Related to Our Company

Incurrence of expenses or liabilities may reduce or eliminate cash distributions.

In December 2015, our Board of Directors, or our Board, approved implementing a dividend policy to distribute quarterly dividends to shareholders equal to or close to earnings per share adjusted for non-recurring items. We paid a cash dividend of $0.10 per share in relation to the third quarter of 2019, and announced a cash dividend of $0.40 per share for the fourth quarter of 2019, which are the first cash dividends the Company has paid since 2017. The amount and timing of dividends will depend on our earnings, financial condition, cash position, Bermuda law affecting the payment of distributions and other factors. However, we could incur other expenses or contingent liabilities that would reduce or eliminate the cash available for distribution by us as dividends. In addition, the timing and amount of dividends, if any, is at the discretion of our Board. We cannot guarantee that our Board will declare dividends in the future.

We may not be able to finance our future capital commitments.

We cannot guarantee that we will be able to obtain financing at all or on terms acceptable to us. If adequate funds are not available, we may have to reduce expenditures for investments in new and existing projects, which could hinder our growth and prevent us from realizing potential revenues from prior investments which will have a negative impact on our cash flows and results of operations.

We may be required to record a further goodwill impairment loss, which could have a material adverse effect on our results of operations and financial position.

We recorded goodwill of $225.3 million in 2015 in connection with the Merger. We are required to assess goodwill for impairment at least on an annual basis, or more frequently, if indicators are present or changes in circumstances suggest that impairment may exist. Our future operating performance may be affected by potential impairment charges related to goodwill. The process of evaluating the potential impairment of goodwill is subjective and requires significant judgment at many points during the analysis. In evaluating the potential for impairment, we make assumptions and estimates regarding revenue projections, growth rates, cash flows, tax rates, control premiums and discount rates, which are uncertain and by their nature may vary from actual results and are based on factors that are beyond our control.

In 2017, our assessment of goodwill for impairment resulted in us recording an impairment loss of $112.8 million. No such impairment was required in 2018 or 2019. As of December 31, 2019, we had $112.5 million of goodwill on our balance sheet. Any further goodwill impairment loss would negatively impact our results of operations and financial position.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As of December 31, 2019, the average age of our tanker fleet, owned, leased or chartered-in by us, is approximately four years. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, including environmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions might not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

If we do not set aside funds and are unable to borrow or raise funds for vessel replacement at the end of a vessel's useful life our revenue will decline, which would adversely affect our business, results of operations, financial condition and ability to pay dividends.

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

Hemen may be able to exercise significant influence over us and may have conflicts of interest with our other shareholders.

As of December 31, 2019, Hemen Holding Ltd, or Hemen, a Cyprus holding company, indirectly controlled by trusts established by our Chairman and President, Mr. Fredriksen, for the benefit of his immediate family, owns approximately 40.2% of our outstanding ordinary shares. For so long as Hemen owns a significant percentage of our outstanding ordinary shares, it may be able to exercise significant influence over us and will be able to strongly influence the outcome of shareholder votes on other matters, including the adoption or amendment of provisions in our articles of incorporation or bye-laws and approval of possible mergers, amalgamations, control transactions and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, amalgamations, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our ordinary shares. Hemen, may not necessarily act in accordance with the best interests of other shareholders. The interests of Hemen may not coincide with the interests of other holders of our ordinary shares. To the extent that conflicts of interests may arise, Hemen may vote in a manner adverse to us or to you or other holders of our securities.

Certain of our directors, executive officers and major shareholders may have interests that are different from the interests of our other shareholders.

Certain of our directors, executive officers and major shareholders may have interests that are different from, or are in addition to, the interests of our other shareholders. In particular, Hemen Holding Limited, or Hemen, a company indirectly controlled by trusts established by Mr. Fredriksen, our director, for the benefit of his immediate family, and certain of its affiliates, holds 79,145,703, or 40.0%, of our ordinary shares as of March 19, 2020.

Hemen is also a principal shareholder of a number of other large publicly traded companies involved in various sectors of the shipping and oil services industries, or the Hemen Related Companies. In addition, certain of our directors, including Mr. Lorentzon, Mr. Fredriksen, Mr. O'Shaughnessy and Ms. Laurin, also serve on the boards of one or more of the Hemen Related Companies, including but not limited to, Golden Ocean, SFL Corporation Ltd, or SFL, Archer Limited and Flex LNG Ltd.  There may be real or apparent conflicts of interest with respect to matters affecting Hemen and other Hemen Related Companies whose interests in some circumstances may be adverse to our interests.

We may be unable to attract and retain key management personnel in the tanker industry, which may negatively impact the effectiveness of our management and our results of operation.

Our success depends to a significant extent upon the abilities and efforts of our senior executives and Mr. Fredriksen, our Chairman and President, for the management of our activities and strategic guidance. While we believe that we have an experienced management team, the loss or unavailability of one or more of our senior executives and Mr. Fredriksen, for any extended period of time could have an adverse effect on our business and results of operations.

If labor interruptions are not resolved in a timely manner, they could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

As of December 31, 2019, we employed approximately 157 people in our offices in Bermuda, the United Kingdom, Norway, Singapore and India. We contract with independent ship managers to manage and operate our vessels, including the crewing of those vessels. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out as we expect and could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

We may not have adequate insurance to compensate us if our vessels are damaged or lost.

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

Although we do not anticipate any difficulty in having our technical manager initially obtain insurance policies for us, we cannot assure you that we will be able to obtain adequate insurance coverage for our vessels in the future or renew such policies on the same or commercially reasonable terms, or at all. For example, more stringent environmental regulations have in the past led to increased costs for, and in the future, may result in the lack of availability of, protection and indemnity insurance against risks of environmental damage or pollution. Any uninsured or underinsured loss could harm our business, results of operations, cash flows, financial condition and ability to pay dividends. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our vessels failing to maintain certification with applicable maritime self-regulatory organizations. Further, we cannot assure you that our insurance policies will cover all losses that we incur, or that disputes over insurance claims will not arise with our insurance carriers. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. In addition, our insurance policies may be subject to limitations and exclusions, which may increase our costs or lower our revenues, which may have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

We may be subject to calls because we obtain some of our insurance through protection and indemnity associations.

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

Because our offices and most of our assets are outside the United States, you may not be able to bring suit against us, or enforce a judgment obtained against us in the United States.

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

United States tax authorities could treat the Company as a "passive foreign investment company," which could have adverse United States federal income tax consequences to United States shareholders.

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

We may not qualify for an exemption under Section 883 of the Code, and may therefore have to pay tax on United States source income, which would reduce our earnings.

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

We believe we qualify for this statutory tax exemption for the 2019 taxable year.

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

The price of our ordinary shares historically has been volatile.

The trading price and volume of our ordinary shares has been and may continue to be subject to large fluctuations. The market price and volume of our ordinary shares may increase or decrease in response to a number of events and factors, including:

•	trends in our industry and the markets in which we operate;

•	changes in the market price of the services we provide;

•	the introduction of new technologies or products by us or by our competitors;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	operating results that vary from the expectations of securities analysts and investors;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures, financings or capital commitments;

•	changes in laws and regulations;

•	significant changes in the performance of the stock markets in general;

•	general economic and competitive conditions;

•	changes in key management personnel; and

•	unforeseen events, such as natural disasters, acts of war or terrorism and pandemics such as Coronavirus

This volatility may adversely affect the prices of our ordinary shares regardless of our operating performance. To the extent that the price of our ordinary shares declines, our ability to raise funds through the issuance of equity or otherwise use our ordinary shares as consideration will be reduced. These factors may limit our ability to implement our operating and growth plans.

Future sales of our ordinary shares could have an adverse effect on our share price.

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

ITEM 4. INFORMATION ON THE COMPANY

A.  HISTORY AND DEVELOPMENT OF THE COMPANY

The Company

We are Frontline Ltd., an international shipping company incorporated in Bermuda as an exempted company under the Bermuda Companies Law of 1981 on June 12, 1992 (Company No. EC-17460). On November 30, 2015, the Company and Frontline 2012 completed the Merger in which the Company was the legal acquirer and Frontline 2012 was identified as the accounting acquirer. Frontline 2012 was incorporated in Bermuda on December 12, 2011. Our registered and principal executive offices are located at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda, and our telephone number at that address is +(1) 441 295 6935. Our ordinary shares are currently listed on the New York Stock Exchange, or the NYSE, and the Oslo Stock Exchange, or the OSE, under the symbol of "FRO".

We are engaged primarily in the ownership and operation of oil and product tankers. We operate through subsidiaries located in Bermuda, India, Liberia, the Marshall Islands, Norway, the United Kingdom and Singapore. We are also involved in the charter, purchase and sale of vessels.

Formation of Frontline 2012

On December 31, 2011, in conjunction with a Board approved restructuring plan to meet the challenges created by a very weak tanker market, the Company completed the sale of 15 wholly owned special purpose companies, or SPCs, to Frontline 2012. These SPCs owned six VLCCs (Front Kathrine, Front Queen, Front Eminence, Front Endurance, Front Cecilie and Front Signe, one of which was on time charter), four Suezmax tankers (Front Thor, Front Odin, Front Loki and Front Njord) and five VLCC newbuilding contracts. The SPCs were sold at fair market value of $1,120.7 million, which was the average of three independent broker valuations. As part of the transaction, Frontline 2012 assumed the obligation to pay $666.3 million in bank debt and $325.5 million in remaining commitments to the yard under the newbuilding contracts.

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

The Merger

On November 30, 2015, pursuant to a Merger Agreement, dated July 1, 2015, between the Company, Frontline Acquisition Ltd., a wholly owned subsidiary of the Company, and Frontline 2012, the Company completed the Merger with Frontline 2012. The Merger has been accounted for as a business combination using the acquisition method of accounting under the provisions of ASC 805, with Frontline 2012 selected as the accounting acquirer under this guidance. Consequently, the Company's historical financial statements (in all subsequent financial statements that reflect the acquisition) will be those of Frontline 2012.

Vessel Acquisitions, Disposals, Redeliveries and Newbuilding Contracts of the Company

In November 2016, the Company agreed with SFL to terminate the long-term charter for the 1998-built VLCC Front Century upon the sale and delivery of the vessel to a third party. SFL has simultaneously sold the vessel to an unrelated third party. The charter with SFL terminated in March 2017. The Company agreed to a compensation payment to SFL of approximately $4.1 million for the termination of the current charter.

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

In March 2017, the lease with SFL for the 1998-built VLCC Front Century was terminated. The Company recorded a gain on this lease termination of $20.6 million in the first quarter of 2017.

In March 2017, the Company took delivery of the Suezmax newbuilding Front Clipper.

In April 2017, the Company took delivery of the Suezmax newbuilding Front Crystal and the LR2/Aframax newbuilding Front Sirius.

In April 2017, the Company ordered two VLCC newbuildings to be built at Hyundai Samho Heavy Industries. The vessels were delivered in January and April 2019.

In May 2017, the Company took delivery of the Suezmax newbuilding Front Coral.

In May 2017, the Company agreed with SFL to terminate the long-term charters for the 2000 built VLCC Front Scilla and the 1998 built Suezmax tanker Front Brabant upon the sale and delivery of the vessels by SFL to unrelated third parties. The charters with SFL terminated in the second quarter. Frontline made compensation payments to SFL of $6.5 million and $3.6 million, respectively, for the termination of the charters. The Company recorded a loss on termination, including these termination payments, of $12.4 million.

In June 2017, the Company took delivery of the Suezmax newbuilding Front Cosmos and the LR2/Aframax newbuilding Front Castor.

In July 2017, the Company took delivery of the Suezmax newbuilding Front Cascade and the VLCC newbuilding Front Earl.

In July 2017, the Company agreed with SFL to terminate the long-term charter for the 1997 built Suezmax Front Ardenne upon the sale and delivery of the vessel by SFL to an unrelated third party. The charter with SFL terminated in August 2017. Frontline made a compensation payment to SFL of $4.8 million for the termination of the charter. The Company recorded a loss on termination, including this termination payment, of $5.8 million.

In August 2017, the Company took delivery of the LR2/Aframax newbuilding Front Pollux.

In September 2017, the Company took delivery of the VLCC newbuilding Front Prince and the LR2/Aframax newbuilding Front Capella.

In January 2018, the Company took delivery of the VLCC newbuildings Front Empire and Front Princess, and the LR2/Aframax newbuilding Front Polaris.

In February 2018, the Company agreed with SFL to terminate the long-term charter for the 1998-built VLCC Front Circassia upon the sale and delivery of the vessel by SFL to an unrelated third party. The charter with SFL terminated in February and the charter counter party Frontline Shipping Limited, or FSL, a nonrecourse subsidiary of Frontline, has agreed to make a compensation payment of approximately $8.9 million for the termination of the charter to SFL, which has been recorded as an interest-bearing note payable by FSL. The note is due for repayment in 2021 and carries interest of 7.5% per annum. The termination reduced obligations under finance leases by approximately $20.6 million. The Company recorded a loss on termination, including this termination payment, of $5.8 million in the year ended December 31, 2018.

In July 2018, the Company agreed with SFL to terminate the long-term charter for the VLCCs Front Page, Front Stratus and Front Serenade upon the sale and delivery of the vessels by SFL to an unrelated third party. The charters with SFL terminated in July, August and September, 2018 respectively and Frontline has agreed to make a compensation payment of approximately $10.125 million for the termination of the three charters to SFL, which has been recorded as interest-bearing notes payable by Frontline. The notes are to be repaid using the same repayment profile as the original leases and carry an interest of 7.5% per annum. The notes will be fully repaid in 2025, 2025 and 2024 respectively. These terminations have reduced obligations under finance leases by approximately $92.1 million. The Company recorded a gain on termination, including the termination payment, of $7.2 million in the year ended December 31, 2018.

In October 2018, the Company agreed with SFL to terminate the long-term charter for the 2001-built VLCC, Front Ariake, upon the sale and delivery of the vessel by SFL to an unrelated third party. The charter terminated in October and Frontline has agreed to a total compensation payment to SFL of $3.375 million for the termination of the charter, which has been recorded as an interest bearing note payable by Frontline. The note carries interest of 7.5% per annum and will be fully repaid in 2023.

In December 2018, the Company agreed with SFL to terminate the long-term charter for the 2002-built VLCC, Front Falcon, upon the sale and delivery of the vessel by SFL to an unrelated third party. The charter terminated in December. No compensation is payable on termination of the charter. The terminations of Front Ariake and Front Falcon have reduced obligations under finance leases by approximately $55.2 million. The Company recorded a gain on termination, including the termination payment, of $8.9 million in the year ended December 31, 2018.

In January 2019, the Company took delivery of the VLCC newbuilding Front Defender.

In April 2019, the Company took delivery of the VLCC newbuilding Front Discovery.

In May 2019, the Company entered into an agreement to purchase a newbuilding contract under construction, or resale, for a Suezmax tanker at Hyundai Samho Heavy Industries, or HSHI, due for delivery in April 2020, at a cost of $65.4 million. The vessel will be fitted with an Exhaust Gas Cleaning System, commonly referred to as a scrubber or EGCS, allowing the vessel to comply with the amendments to Annex VI to MARPOL regarding the sulfur emissions of vessels. See Item 4. for further information on environmental regulations relevant to our business.

In June 2019, the Company entered into an agreement to purchase an EGCS equipped VLCC resale under construction at HSHI, expected to be delivered in May 2020, at a cost of $92.5 million.

In June 2019, the Company ordered two LR2 newbuildings from Shanghai Waigaoqiao Shipbuilding Co. Ltd., or SWS, China, expected to be delivered in January and March 2021 at a cost of $46.7 million each.

In August 2019, the Company entered into the Sale and Purchase Agreement, or the SPA, with Trafigura Maritime Logistics, or TML, a wholly owned subsidiary of Trafigura Group Pte Ltd, or Trafigura, to acquire 10 Suezmax tankers built in 2019 through the acquisition of a special purpose vehicle, which will hold the vessels, herein referred to as the Acquisition. The Acquisition consideration per the SPA consists of (i) 16,035,856 ordinary shares of Frontline at an agreed price of $8.00 per share that were issued upon signing; and (ii) cash consideration of $538.2 million, payable upon the closing of the Acquisition on March 16, 2019. The Company agreed to time charter all the 10 vessels from Trafigura until closing of the Acquisition at a daily rate of approximately $23,000. In addition, the Company agreed to charter-out five of the vessels to Trafigura for a period of three years at a daily base rate of $28,400 plus 50% profit share. As part of the Acquisition, the Company had options to acquire an additional four Suezmax tankers built in 2019 through the acquisition of a second special purpose vehicle. The Company elected not to exercise the options in September 2019. See Note 5. to our consolidated financial statements for a detailed description of the accounting for this transaction.

In October 2019, the Company exercised the options for two additional LR2 newbuildings from SWS, expected to be delivered in October 2021 and January 2022, respectively, at a cost of $46.7 million each.

In February 2020, the Company announced that Frontline Shipping Limited, or FSL, agreed with SFL to terminate the long-term charter for the 2002-built VLCC Front Hakata upon the sale and delivery of the vessel by SFL to an unrelated third party. Frontline will receive a compensation payment of approximately $3.2 million from SFL for the termination of the current charter. The Company expects to record a gain on termination, including the compensation payment, of approximately $7.4 million in the first quarter of 2020. The charter with SFL terminated in February 2020. Following this termination, FSL will have two VLCCs on charter from SFL. In conjunction with the termination of the lease, the Company settled the outstanding balances due under the notes payable in relation to the termination of the leases for Front Circassia, Front Page, Front Serenade, Front Stratus and Front Ariake of approximately $20.0 million.

B.  BUSINESS OVERVIEW

As of December 31, 2019, the Company’s fleet consisted of 71 vessels, with an aggregate capacity of approximately 13.5 million DWT:

(i)	48 vessels owned by the Company (14 VLCCs, 16 Suezmax tankers, 18 LR2/Aframax tankers);

(ii)	three VLCCs that are under finance leases;

(iii)
10 Suezmax tankers to be acquired under the SPA, of which five are currently recorded under finance leases and five will be recorded on closing of the Acquisition (see Note 5. to our consolidated financial statements for a detailed description of the accounting for this transaction);

(iv)	one VLCC that is recorded as an investment in finance lease;

(v)	two VLCCs chartered in from an unrelated third party; and

(vi)	seven vessels that are under the Company’s commercial management (three VLCCs, two Suezmax tankers, and two Aframax oil tankers)

In the year ending December 31, 2019, the Company took delivery of the VLCC newbuildings Front Defender and Front Discovery.

Furthermore, as of December 31, 2019, the Company’s newbuilding program was comprised of one Suezmax tanker and one VLCC, which are expected to be delivered in April and May 2020, respectively, and four LR2 tankers, which are expected to be delivered in January 2021, March 2021, October 2021 and January 2022.

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

The tanker industry is highly cyclical, experiencing volatility in profitability, vessel values and freight rates. Freight rates are strongly influenced by the supply of tanker vessels and the demand for oil transportation. Refer to Item 5, "Operating and Financial Review and Prospects-Overview" for a discussion of the tanker market in 2018 and 2019.

Similar to structures commonly used by other shipping companies, our vessels are all owned by, or chartered to, separate subsidiaries or associated companies. Frontline Management AS and Frontline Management (Bermuda) Limited, both wholly owned subsidiaries, which we refer to collectively as Frontline Management, support us in the implementation of our decisions. Frontline Management is responsible for the commercial management of our ship owning subsidiaries, including chartering and insurance. Each of our vessels is registered under the Bahamas, Liberian, Marshall Islands, Singapore, Malta or Hong Kong flag.

In August 2009, the Company established SeaTeam Management Pte Ltd, or SeaTeam Management, a ship management company in Singapore. SeaTeam Management is a complement to the external ship management companies currently offering services to the Company and is not a change in the Company's outsourcing strategy. However, we would like to strengthen our position towards our service providers to enhance and secure delivery of high quality service at low cost in the future. SeaTeam Management was certified and received its ISM Document of Compliance by Det Norske Veritas on February 3, 2010 and is an approved ship management company. In addition, the Company opened a crewing company in Chennai, India, in January 2010. SeaTeam Management is a 71.38% owned subsidiary of Frontline.

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
Our business strategy is primarily based upon the following principles:

•	emphasizing operational safety and quality maintenance for all of our vessels and crews;

•	ensuring that the work environment on board and ashore always meet the highest standards complying with all safety and health regulations, labor conditions and respecting human rights;

•	complying with all current and proposed environmental regulations;

•	outsourcing technical management and crewing;

•	continuing to achieve competitive operational costs;

•	achieving high utilization of our vessels;

•	achieving competitive financing arrangements;

•	achieving a satisfactory mix of term charters, contracts of affreightment, or COAs, and spot voyages; and

•	developing and maintaining relationships with major oil companies and industrial charterers.

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

Customers

No single customer in the year ended December 31, 2019, accounted for 10% or more of the Company's consolidated revenues. Revenues from one customer in the year ended December 31, 2018 individually accounted for 10% or more of the Company's consolidated revenues in the amount of $81.1 million. No single customer in the year ended December 31, 2017, accounted for 10% or more of the Company's consolidated revenues.

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

International Maritime Organization

The International Maritime Organization, or IMO, which is the United Nations' agency for maritime safety and the prevention of pollution by vessels, has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as “MARPOL,” adopted the International Convention for the Safety of Life at Sea of 1974, or SOLAS Convention, and the International Convention on Load Lines of 1966, or LL Convention. MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to drybulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997; new emissions standards, titled IMO-2020, took effect on January 1, 2020.

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

The MEPC adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. From January 1, 2020, ships will be required to obtain bunker delivery notes and International Air Pollution Prevention, or IAPP Certificates from their flag states that specify sulfur content. Additionally, at

MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and will take effect March 1, 2020. These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.

Sulfur content standards are even stricter within certain “Emission Control Areas,” or ECAs. As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency, or EPA, or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (NOx) standards in ECAs will go into effect. Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx produced by vessels with a marine diesel engine installed and constructed on or after January 1, 2016. Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in 2010. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.

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

Under Chapter IX of the SOLAS Convention, or the International Safety Management Code, or the ISM Code, our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that our managers have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

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

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code, or IMDG Code. Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements. Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas.

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

Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship-owners and managers by 2021. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of such regulations is hard to predict at this time.

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

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (IOPP) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Those changes were adopted at MEPC 72. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-

board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Under these amendments, all ships must meet the D-2 standard by September 8, 2024. Costs of compliance with these regulations may be substantial.

Once mid-ocean ballast water treatment requirements become mandatory under the BWM Convention, the cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.

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

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective November 12, 2019, the USCG adjusted the limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons liability to the greater of $2,300 per gross ton or $19,943,400 (subject to periodic adjustment for inflation).  These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing the same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We comply and plan to comply going forward with the USCG’s financial responsibility regulations by providing applicable certificates of financial responsibility.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of

Safety and Environmental Enforcement’s, or BSEE, revised Production Safety Systems Rule, or PSSR, effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and the U.S. President has proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling. The effects of these proposals and changes are currently unknown. Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

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

Other United States Environmental Initiatives

The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990), or CAA requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in each state. Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. Our vessels operating in such regulated port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these existing requirements.

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” , or WOTUS, thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of “waters of the United States.” The proposed rule was published in the Federal Register on February 14, 2019 and was subject to public comment. On October 22, 2019, the agencies published a final rule repealing the 2015 Rule defining “waters of the United States” and recodified the regulatory text that existed prior to 2015 Rule. The final rule became effective on December 23, 2019. On January 23, 2020, the EPA published the “Navigable Waters Protection Rule,” which replaces the rule published on October 22, 2019, and redefines “waters of the United States.” The effect of this rule is currently unknown.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters.  The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act, or VIDA, which was signed into law on December 4, 2018 and replaces the 2013 Vessel General Permit, or VGP program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act, or NISA, such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters.  VIDA establishes a new framework for the regulation of vessel incidental discharges under Clean Water Act (CWA), requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA’s promulgation of standards.  Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized.  Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent, or NOI or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually, which may cause us to incur additional expenses..

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in the Baltic, the North Sea and the English Channel (the so called “SOx-Emission Control Area”). As of January 2020, EU member states must also ensure that ships in all EU waters, except the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content.

International Labour Organization

The International Labour Organization, or the ILO, is a specialized agency of the UN that has adopted the Maritime Labour Convention 2006, or MLC 2006. A Maritime Labour Certificate and a Declaration of Maritime Labour Compliance is required to ensure compliance with the MLC 2006 for all ships that are 500 gross tonnage or over and are either engaged in international voyages or flying the flag of a Member and operating from a port, or between ports, in another country. We believe that all our vessels are in substantial compliance with and are certified to meet MLC 2006.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S. initially entered into the agreement, but on June 1, 2017, the U.S. President announced that the United States intends to withdraw from the Paris Agreement, which provides for a four-year exit process, meaning that the earliest possible effective withdrawal date cannot be before November 4, 2020. The timing and effect of such action has yet to be determined.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. These regulations could cause us to incur additional substantial expenses.

The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the U.S. President signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and in August 2019, the Administration announced plans to weaken regulations for methane emissions. The EPA or individual U.S. states could enact environmental regulations that would affect our operations.

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

The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel’s compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant financial impact on us. We intend to comply with the various security measures addressed by MTSA, the SOLAS Convention and the ISPS Code.

The cost of vessel security measures has also been affected by the escalation in the frequency of acts of piracy against ships, notably off the coast of Somalia, including the Gulf of Aden and Arabian Sea area, and the Gulf of Guinea. Substantial loss of revenue and other costs may be incurred as a result of detention of a vessel or additional security measures, and the risk of uninsured losses could significantly affect our business. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP5 industry standard.

Inspection by Classification Societies

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS. The IACS has adopted harmonized Common Structural Rules, or the Rules, which apply to oil tankers and bulk carriers contracted for construction on or after July 1, 2015. The Rules attempt to create a level of consistency between IACS Societies. Our vessels are currently classed with DNV GL, Lloyd’s Register and American Bureau of Shipping.

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

Our protection and indemnity insurance, or P&I insurance, covers third party liabilities and other related expenses from, among other things, injury or death of crew, passengers and other third parties, claims arising from collisions, damage to cargo and other third party property and pollution arising from oil or other substances. Our current P&I insurance coverage for pollution is the maximum commercially available amount of $1.0 billion per vessel per incident and is provided by mutual protection and indemnity associations. Each of the vessels currently in our fleet is entered in a protection and indemnity association which is a member of the International Group of Protection & Indemnity Clubs. The 13 protection and indemnity associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to re-insure each association's liabilities. The International Group’s website states that the Pool provides a mechanism for sharing all claims in excess of US$ 10 million up to, currently, approximately US$ 8.2 billion. For the 2018/19 policy year, the International Group has maintained a three-layer GXL insurance program, together with an additional Collective Overspill layer, which combine to provide just over $3 billion of commercial reinsurance. As a member of protection and indemnity associations, which are, in turn, members of the International Group, we are subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations and members of the pool of protection and indemnity associations comprising the International Group.

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

D.  PROPERTY, PLANTS AND EQUIPMENT

The Company's Vessels

The following table sets forth certain information regarding the fleet that we operated as of December 31, 2019:

Vessel	Built	Approximate Dwt.	Flag	Type of Employment(1)

Tonnage Owned
VLCCs
Front Kathrine	2009	297,000	MI	Spot market
Front Queen	2009	297,000	MI	Spot market
Front Eminence	2009	321,000	MI	Spot market
Front Endurance	2009	321,000	MI	Spot market
Front Cecilie	2010	297,000	HK	Spot market
Front Signe	2010	297,000	HK	Spot market
Front Duke	2016	299,000	MI	Spot market
Front Duchess	2017	299,000	MI	Spot market
Front Earl	2017	300,000	MI	Spot market
Front Prince	2017	300,000	MI	Spot market
Front Empire	2018	300,000	MI	Spot market
Front Princess	2018	300,000	MI	Spot market
Front Defender	2019	300,000	MI	Spot market
Front Discovery	2019	300,000	MI	Spot market

Suezmax Tankers
Front Ull	2014	157,000	MI	Spot market
Front Idun	2015	157,000	MI	Spot market
Front Thor	2010	156,000	MI	Spot market
Front Loki(2)	2010	156,000	MLT	Time charter
Front Odin	2010	156,000	MI	Spot market
Front Njord	2010	156,000	HK	Spot market
Front Balder	2009	156,000	MI	Spot market
Front Brage	2011	156,000	MI	Spot market
Front Crown	2016	157,000	MI	Spot market
Front Challenger	2016	157,000	MI	Spot market
Front Classic	2017	157,000	MI	Spot market
Front Clipper	2017	157,000	MI	Market related time charter
Front Crystal	2017	157,000	MI	Spot market
Front Coral	2017	158,000	MI	Spot market
Front Cosmos	2017	158,000	MI	Market related time charter
Front Cascade	2017	157,000	MI	Spot market

LR2/Aframax Tankers
Front Lion(3)	2014	115,000	MI	Time charter
Front Puma	2015	115,000	MI	Spot market
Front Panther	2015	115,000	MI	Spot market
Front Tiger	2015	115,000	MI	Spot market
Front Ocelot	2016	110,000	MI	Spot market
Front Cheetah	2016	113,000	MI	Spot market
Front Lynx	2016	110,000	MI	Spot market
Front Cougar	2016	110,000	MI	Spot market
Front Leopard	2016	110,000	MI	Spot market

Front Jaguar	2016	110,000	MI	Spot market
Front Altair	2016	110,000	MI	Spot market
Front Antares	2017	110,000	MI	Spot market
Front Vega	2017	111,000	MI	Spot market
Front Sirius	2017	111,000	MI	Spot market
Front Castor	2017	110,000	MI	Spot market
Front Pollux	2017	110,000	MI	Spot market
Front Capella	2017	110,000	MI	Spot market
Front Polaris	2018	111,000	MI	Spot market

Tonnage chartered-in from SFL
VLCCs
Front Hakata(4)	2002	298,000	BA	Spot market
Front Force	2004	305,000	MI	Spot market
Front Energy	2004	305,000	MI	Spot market

Tonnage chartered-in from third parties
VLCCs
FPMC C Melody	2011	297,000	LIB	Spot market
FMPC C Noble	2012	297,000	LIB	Spot market

Tonnage chartered-in from Trafigura
Suezmax Tankers
Marlin Sparta	2019	150,000	SG	Spot market
Marlin Samara(5)	2019	157,000	SG	Time charter
Marlin Siena	2019	157,000	SG	Spot market
Marlin Singapore(5)	2019	150,000	SG	Time charter
Marlin Seoul	2019	157,000	SG	Spot market
Marlin Santiago(5)	2019	150,000	SG	Time charter
Marlin Savannah(5)	2019	157,000	SG	Time charter
Marlin Suez	2019	150,000	SG	Spot market
Marlin Shanghai(5)	2019	150,000	SG	Time charter
Marlin Silkeborg	2019	150,000	SG	Spot market

1.	Time Charter includes those contracts with durations in excess of six months.

2.	This vessel commenced a time charter in March 2019 with earliest possible redelivery in March 2020.

3.	This vessel commenced a time charter in August 2015 which was extended with the earliest possible re-delivery in January 2020 with redelivery expected in March 2020.

4.	The lease for this vessel was terminated in February 2020.

5.
These vessels were chartered in and chartered back out on time charters in August 2019. See Note 5. to our consolidated financial statements for a detailed description of the accounting for the Trafigura transaction.

Our fleet chartered-in from SFL, following the termination of the lease for Front Hakata, is contracted to us under leasing arrangements with remaining fixed terms approximately seven years.

Key to Flags:

BA – Bahamas, LIB - Liberia, MI – Marshall Islands, HK – Hong Kong, SG – Singapore, MLT – Malta.

Other than our interests in the vessels described above, we do not own any material physical properties. We lease office space in Hamilton, Bermuda from an unaffiliated third party. Frontline Management AS leases office space, at market rates, in Oslo, Norway from Seatankers Management Norway AS (formerly Bryggegata AS), a company indirectly affiliated with Hemen, our principal shareholder. We also have other leased properties, which are not considered material. Further details of our lease commitments can be found in Note 11. to our consolidated financial statements.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

Overview

As of December 31, 2019, the Company’s fleet consisted of 71 vessels, with an aggregate capacity of approximately 13.5 million DWT:

(i)	48 vessels owned by the Company (14 VLCCs, 16 Suezmax tankers, 18 LR2/Aframax tankers);

(ii)	three VLCCs that are under finance leases;

(iii)
10 Suezmax tankers to be acquired under the SPA, of which five are currently recorded under finance leases and five will be recorded on closing of the Acquisition (see Note 5 to our consolidated financial statements for a detailed description of the accounting for this transaction);

(iv)	one VLCC that is recorded as an investment in finance lease;

(v)	two VLCCs chartered in from an unrelated third party; and

(vi)	seven vessels that are under the Company’s commercial management (three VLCCs, two Suezmax tankers, and two Aframax oil tankers)

Furthermore, as of December 31, 2019, the Company’s newbuilding program was comprised of one Suezmax tanker and one VLCC, which are expected to be delivered in April and May 2020, respectively, and four LR2 tankers, which are expected to be delivered in January 2021, March 2021, October 2021 and January 2022.

A full fleet list is provided in Item 4.D. "Information on the Company" showing the vessels that we own, lease and charter-in as of December 31, 2019. See Note 31. to our audited Consolidated Financial Statements included herein for changes in our vessels subsequent to December 31, 2019.

Fleet Changes

Refer to Item 4. for discussion on acquisitions and disposals of vessels. A summary of the changes in the vessels that we own, lease and charter-in for the years ended December 31, 2019, 2018 and 2017 is summarized in the table below.

	2019	2018	2017
VLCCs
At start of period	17	20	21
Other acquisitions/newbuilding deliveries	2	2	3
Disposal/lease termination	—	(6)	(2)
Chartered-in	—	1	(2)
At end of period	19	17	20
Suezmax tankers
At start of period	16	16	14
Other acquisitions/newbuilding deliveries	—	—	6
Disposal/lease termination	—	—	(2)
Chartered-in(1)	10	—	(2)
At end of period	26	16	16
LR2/Aframax tankers
At start of period	18	17	11
Other acquisitions/newbuilding deliveries	—	1	6
Chartered-in	—	—	—
At end of period	18	18	17
MR tankers
At start of period	—	—	3
Disposal/lease termination	—	—	—
Chartered-in	—	—	(3)
At end of period	—	—	—
Total
At start of period	51	53	49
Other acquisitions/newbuilding deliveries	2	3	15
Disposal/lease termination	—	(6)	(4)
Chartered-in	10	1	(7)
At end of period	63	51	53

1.	Relates to 10 vessels chartered in from Trafigura. See Note 5. for a detailed description of the accounting for this transaction

Summary of Fleet Employment

As discussed below, our vessels are operated under time charters and voyage charters.

	As of December 31,
	2019		2018		2017
	Number of vessels	Percentage of fleet	Number of vessels	Percentage of fleet	Number of vessels	Percentage of fleet
VLCCs
Spot	19	100%	17	100%	20	100%
Time charter	—	—	—	—	—	—%
	19	100%	17	100%	20	100%
Suezmax tankers
Spot	18	69%	15	94%	15	94%
Time charter	6	23%	—	—%	1	6%
Market related time charter	2	8%	1	6%	—	—%
	26	100%	16	100%	16	100%
LR2/Aframax tankers
Spot	17	94%	16	89%	12	71%
Time charter	1	6%	1	6%	5	29%
Market related time charter	—	—%	1	6%	—	—%
	18	100%	18	100%	17	100%
Total fleet
Spot	54	86%	48	94%	47	89%
Market related time charter	2	3%	2	4%	—	—%
Time charter	7	11%	1	2%	6	11%
	63	100%	51	100%	53	100%

Market Overview and Trend Information

The statistical data provided in this section has been taken from the International Energy Agency, or IEA, and Clarksons Research, an independent third party maritime research company. The figures quoted below are estimates and may vary from estimates provided by other research services.

The past two years have been characterized by large growth in the global crude oil tanker fleet, and the growth is expected to continue in 2020. 50 VLCC’s are scheduled to be delivered in 2020, although some of these are expected to be pushed to 2021, and further contracting has decreased from the levels seen in 2019. This compares to 68 VLCCs delivered in 2019 and 39 in 2018.  There was a decrease in scrapping in 2019, with four VLCCs removed from the fleet. The VLCC fleet totalled 785 vessels at the end of 2019 and the Suezmax fleet totalled 549 vessels. The LR2 product tanker fleet totalled 372 vessels.

The estimated average spot charter rate for a VLCC trading on a standard ‘TD3C’ voyage between the Middle East and China in 2019 was an estimated daily TCE rate of $ 39,400. This compares to an estimated daily TCE rate of $18,800 in 2018. The average rate for a Suezmax tanker trading on a standard ‘TD20’ voyage between West Africa and Rotterdam in 2019 was an estimated daily TCE rate of $ 25,100. This compares to an estimated daily TCE rate of $11,000 in 2018. The average rate for an LR2 product tanker trading on a standard ‘TC1’ voyage between the Middle East and Japan was an estimated daily TCE rate of $ 18,800 in 2019. This compares to an estimated daily TCE rate of $9,000 in 2018.

Crude oil demand and the world economy remains strong. The IEA, estimates that world oil demand in 2020 will be 101.5 million barrels per day, or mb/d, representing an increase of 1.2 % or 1.2 mb/d from 2019.

In 2020, global, non-OPEC, oil supply is projected to grow by 3.2%. The oil supply growth primarily comes from the Atlantic Basin, and in particular, USA, whilst there still is robust demand growth in Asia, which is positive for tonne-mile development.

The tanker fleet in general is also facing important regulatory changes as MARPOL bunker fuel regulations come to effect January 2020, which is estimated to lead to increased market volatility and higher demand for freight going forward.

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

Management believes that the following accounting policies are the most critical in fully understanding and evaluating our reported financial results as they require a higher degree of judgment in their application resulting from the need to make estimates about the effect of matters that are inherently uncertain. See Note 2. to our audited Consolidated Financial Statements included herein for details of all of our material accounting policies.

Goodwill and impairment of goodwill

We allocate the cost of acquired companies to the identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Our future operating performance may be affected by potential impairment charges related to goodwill. Goodwill is not amortized, but reviewed for impairment annually. Goodwill must be reviewed more frequently if impairment indicators arise in an interim period as a result of a qualitative assessment. Such an assessment includes a review of qualitative factors, examples of which include (1) macroeconomic conditions, (2) industry and market considerations, (3) cost factors, (4) overall financial performance and (5) other entity-specific events, in order to evaluate whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. Impairment of goodwill in excess of amounts allocable to identifiable assets and liabilities is determined using a two-step approach, initially based on a comparison of the fair value of the reporting unit to the book value of its net assets; if the fair value of the reporting unit is lower than the book value of its net assets, then the second step compares the implied fair value of the Company's goodwill with its carrying value to measure the amount of the impairment. The Company has one reporting unit for the purpose of assessing potential goodwill impairment and has selected September 30 as its annual goodwill impairment testing date. The process of evaluating the potential impairment of goodwill and intangible assets is highly subjective and requires significant judgment at many points during the analysis.

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

Our market capitalization at September 30, 2019 was $1,752.8 million (based on a share price of $9.10) compared to our carrying value of approximately $1,379.9 million. As our market capitalization was above our carrying value, even without considering any control premium, we concluded that it was not required to complete the second step of the goodwill impairment analysis and there was no requirement for an impairment.

If our stock price declines, or if our control premium declines, without a corresponding decline in the fair value of underlying assets and liabilities the implied value of goodwill might decrease which could result in impairments of some or all of the $112.5 million of goodwill. Control premium assumptions require judgment and actual results may differ from assumed or estimated amounts. We believe that a control premium may be attributable, in part or in whole, to the expected synergies from combining our operations and those of an acquirer, particularly in respect of the benefits of operating an enlarged oil tanker fleet and assembled workforce as well as being able to take advantage of an expected reduction in costs from an expansion in scale. Events or circumstances may occur that could negatively impact our stock price, including changes in our anticipated revenues and profits and our ability to execute on our strategies. An impairment could have a material negative effect on our consolidated balance sheet and results of operations.

Revenue and expense recognition

Our shipping revenues are primarily generated from time charters and voyage charters. In a time charter voyage, the vessel is hired by the charterer for a specified period of time in exchange for consideration which is based on a daily hire rate. Generally, the charterer has the discretion over the ports visited, shipping routes and vessel speed. The contract/charter party generally provides typical warranties regarding the speed and performance of the vessel. The charter party generally has some owner protective restrictions such that the vessel is sent only to safe ports by the charterer and carries only lawful or non hazardous cargo. In a time charter contract, we are responsible for all the costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubes. The charterer bears the voyage related costs such as bunker expenses, port charges and canal tolls during the hire period. The performance obligations in a time charter contract are satisfied over term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to us. The charterer generally pays the charter hire in advance of the upcoming contract period. Time charter contracts, bareboat charter contracts and the lease component in those voyage charter contracts which we consider to be leases were accounted for under ASC 840 leases up until December 31, 2018 and ASC 842 leases thereafter, and revenues are recorded over the term of the charter as a service is provided. When a time charter contract is linked to an index, we recognize revenue for the applicable period based on the actual index for that period.

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

In a voyage contract, the Company bears all voyage related costs such as fuel costs, port charges and canal tolls. To recognize costs incurred to fulfill a contract as an asset, the following criteria shall be met: (i) the costs relate directly to the contract, (ii) the costs generate or enhance resources of the entity that will be used in satisfying performance obligations in the future and (iii) the costs are expected to be recovered. The costs incurred during the period prior to commencement of loading the cargo, primarily bunkers, are deferred as they represent setup costs and recorded as a current asset and are subsequently amortized on a straight-line basis as we satisfy the performance obligations under the contract. Costs incurred to obtain a contract, such as commissions, are also deferred and expensed over the same period. Costs incurred during the performance of a voyage are expensed as incurred.

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

Leases

The Company has adopted ASC 842 effective January 1, 2019 using the modified retrospective transition approach, which allows the Company to recognize a cumulative effect adjustment to the opening balance of accumulated deficit in the period of adoption rather than restate our comparative prior year periods. Based on the Company's analysis, the cumulative effect adjustment to the opening balance of accumulated deficit is zero because (i) the Company did not have any unamortized initial direct costs as of January 1, 2019 that needed to be written off; (ii) the Company did not have any lease incentives or accrued rental transactions that needed to be recognized; and (iii) the timing and pattern of revenue recognition under its revenue contracts that have lease and non-lease components is the same and even if accounted for separately, the lease component of such contracts would be considered operating leases.

The Company currently has three major categories of leases-in - chartered-in vessels, vessels under finance lease and leased office and other space. Upon adoption of ASC 842, the Company has recognized right-of-use assets and corresponding lease liabilities of $18.5 million on the balance sheet in relation to our operating leases, which have then been amortized during the year ended December 31, 2019. The implementation of this standard has not caused a material change in the Company's operating expenses in the fiscal year 2019. The Company has not elected the practical expedient to not separate lease and non-lease components for all of our leases where we are the lessee.

ASC 842 also allows lessees to elect as an accounting policy not to apply the provisions of ASC 842 to short-term leases (i.e., leases with an original term of 12-months or less). Instead, a lessee may recognize the lease payments in profit or loss on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred. The accounting policy election for short-term leases shall be made by class of underlying asset to which the right of use relates. The Company has elected not to apply the provisions of ASC 842 to short-term leases.

For arrangements where we are the lessor, the adoption of the new lease standard has not had a material impact on our financial statements. The new lease standard provides a practical expedient for lessors in which the lessor may elect, by class of underlying asset, to not separate non-lease components from the associated lease component and, instead, to account for these components as a single component if both of the following are met: (1) the timing and pattern of transfer of the non-lease component(s) and associated lease component are the same and (2) the lease component, if accounted for separately, would be classified as an operating lease. When a lessor, we have elected this expedient for our time charter contracts and voyage charter contracts that qualify as leases and thus do not separate the non-lease component, or service element, from the lease.

Certain of our voyage charter contracts contain a lease. Voyage charters contain a lease component if the contract (i) specifies a specific vessel asset; and (ii) has terms that allow the charterer to exercise substantive decision-making rights, which have an economic value to the charterer and therefore allow the charterer to direct how and for what purpose the vessel is used. Voyage charter revenues and expenses are recognized ratably over the estimated length of each voyage, which the Company has assessed commence on loading of the cargo. The new lease standard provides a practical expedient for lessors in which the lessor may elect, by class of underlying asset, to not separate non-lease components from the associated lease component and, instead, to account for these components as a single component if both of the following are met: (1) the timing and pattern of transfer of the non-lease component(s) and associated lease component are the same and (2) the lease component, if accounted for separately, would be classified as an operating lease. When a lessor, we have elected this expedient for our time charter contracts and voyage charter contracts that qualify as leases and thus not separate the non-lease component, or service element, from the lease. Furthermore, the standard requires the Company to account for the combined component in accordance with ASC 606 revenues from contracts with customers if the non-lease components are the predominant components. Under this guidance the Company has assessed that the lease components were the predominant component for all of its time charter contracts. Furthermore, for certain of its voyage charter contracts the lease components were the predominant components.

Vessels and equipment

The cost of the vessels less estimated residual value is depreciated on a straight-line basis over the vessels' estimated remaining economic useful lives. The estimated economic useful life of each of the Company's vessels is 25 years. Other equipment is depreciated over its estimated remaining useful life, which approximates five years. The residual value for owned vessels is calculated by multiplying the lightweight tonnage of the vessel by the market price of scrap per tonne. The market price of scrap per tonne is calculated as the 10-year average, up to the date of delivery of the vessel, across the three main recycling markets (Far East, Indian sub-continent and Bangladesh). Residual values are reviewed annually.

Vessel and right-of-use asset impairment

The carrying values of the Company's vessels or right-of-use assets may not represent their fair market value at any point in time since the market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical. The carrying amounts of vessels held and used by the Company and newbuildings are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not be fully recoverable. Such indicators may include depressed spot rates and depressed secondhand tanker values. In such instances, an impairment charge would be recognized if the estimate of the undiscounted future cash flows expected to result from the use of the vessel and its eventual disposition is less than the vessel's carrying amount. The impairment charge is measured as the amount by which the carrying value exceeds the estimated fair value. Fair values may be estimated using discounted cash flows or through estimating the amount to be received if a vessel were to be sold in an arms length transaction. This assessment is made at the individual vessel level as separately identifiable cash flow information for each vessel is available.

In developing estimates of future cash flows, the Company must make assumptions about future performance, with significant assumptions being related to charter rates, ship operating expenses, utilization, drydocking requirements, residual value, the estimated remaining useful lives of the vessels and the probability of lease terminations for vessels held under finance lease. These assumptions are based on historical trends as well as future expectations. Specifically, in estimating future charter rates, management takes into consideration rates currently in effect for existing time charters and estimated daily time charter equivalent rates for each vessel class for the unfixed days over the estimated remaining lives of each of the vessels. The estimated daily time charter equivalent rates used for unfixed days are based on a combination of (i) internally developed forecasts, and (ii) the trailing seven-year historical average rates, based on quarterly average rates published by an independent third party maritime research service. Recognizing that the transportation of crude oil is cyclical and subject to significant volatility based on factors beyond the Company's control, management believes the use of estimates based on the combination of internally forecast rates and seven year historical average rates calculated as of the reporting date to be reasonable.

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

In March 2017 the Company recorded an impairment loss of $21.2 million with respect to four vessels leased in from SFL, the 2000 built VLCC Front Scilla, 1998 built Suezmax tanker Front Brabant, the 1997 built Suezmax Front Ardenne and the 1999 built VLCC Front Circassia based on a 25% probability assumption of terminating the vessel leases before their next drydock.

In May 2017, the Company agreed with SFL to terminate the long-term charters for the 2000 built VLCC Front Scilla and the 1998 built Suezmax tanker Front Brabant upon the sale and delivery of the vessels by SFL to unrelated third parties. The charters with SFL terminated in the second quarter. Frontline agreed to make compensation payments to SFL of $6.5 million and $3.6 million, respectively, for the termination of the charters. The Company recorded a loss on termination, including these termination payments, of $12.4 million in the second quarter.

In July 2017, the Company agreed with SFL to terminate the long-term charter for the 1997 built Suezmax Front Ardenne upon the sale and delivery of the vessel by SFL to an unrelated third party. The charter with SFL terminated in August 2017. Frontline agreed to make compensation payments to SFL of $4.8 million for the termination of the charter. The Company recorded a loss on termination, including this termination payment, of $5.8 million in the third quarter.

In December 2017, the Company has recognized an impairment loss of $142.9 million on the remaining 9 VLCCs chartered in from SFL. The leasehold interest in these finance leased assets was recorded at fair value at the time of the Merger based on the discounted value of the expected cash flows from the vessels. Based on the deterioration in forecast rates up until December 31, 2017 since the Merger, and the reduced remaining useful economic life of the vessels as they approach the end of their leases, the

Company recognized an impairment loss on all of these leased vessels, calculated as the difference between the discounted value of the expected cash flows from the vessels as at December 31, 2017 and the carrying value of the vessels under finance lease at that time.

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

The table set forth below indicates the carrying value of each of our owned vessels as of December 31, 2019 and 2018. As of December 31, 2019, December 31, 2018 and the date of this annual report, we were not holding any of the vessels listed in the table below as held for sale. We believe that the future undiscounted cash flows expected to be earned by those vessels, which have experienced a decline in charter-free market value below such vessels' carrying value, over their operating lives would exceed such vessels' carrying values as of December 31, 2019, and accordingly, have not recorded an impairment charge.

			Carrying Value at Dec 31
	Built	Approximate Dwt.	2019	2018
VLCCs
Front Kathrine*	2009	297,000	57.3	56.2
Front Queen*	2009	297,000	59.0	56.5
Front Eminence*	2009	321,000	59.8	57.3
Front Endurance*	2009	321,000	59.5	57.2
Front Cecilie*	2010	297,000	57.3	60.1
Front Signe*	2010	297,000	57.4	60.2
Front Duke	2016	299,000	75.1	77.8
Front Duchess	2017	299,000	76.3	79.1
Front Earl	2017	300,000	91.5	94.9
Front Prince	2017	300,000	71.8	74.3
Front Empire	2018	300,000	93.7	97.1
Front Princess	2018	300,000	75.3	77.9
Front Defender	2019	300,000	82.8	—
Front Discovery	2019	300,000	83.5	—
Suezmax tankers
Front Ull*	2014	157,000	59.7	56.9
Front Idun*	2015	157,000	56.5	58.8
Front Thor*	2010	156,000	40.5	42.6
Front Loki*	2010	156,000	40.6	42.7
Front Odin*	2010	156,000	40.8	42.9
Front Njord*	2010	156,000	41.0	43.1

Front Balder*	2009	156,000	43.8	41.0
Front Brage	2011	156,000	42.0	44.0
Front Crown	2016	157,000	53.5	55.6
Front Challenger	2016	157,000	53.5	55.5
Front Classic	2017	157,000	54.4	56.4
Front Clipper	2017	157,000	54.6	56.6
Front Crystal	2017	157,000	57.1	59.2
Front Coral*	2017	158,000	58.5	60.6
Front Cosmos	2017	158,000	56.4	58.5
Front Cascade	2017	157,000	56.6	58.7
LR2/Aframax tankers
Front Lion*	2014	115,000	40.1	38.7
Front Puma	2015	115,000	37.6	39.0
Front Panther	2015	115,000	37.3	38.8
Front Tiger	2015	115,000	37.5	38.9
Front Ocelot	2016	110,000	40.6	42.2
Front Cheetah	2016	113,000	39.8	41.3
Front Lynx	2016	110,000	40.1	41.6
Front Cougar	2016	110,000	40.2	41.7
Front Leopard	2016	110,000	40.6	42.1
Front Jaguar	2016	110,000	41.2	42.8
Front Altair*	2016	110,000	45.6	47.3
Front Antares*	2017	110,000	46.0	47.8
Front Vega	2017	111,000	46.0	47.7
Front Sirius*	2017	111,000	46.5	48.2
Front Castor*	2017	110,000	47.7	49.4
Front Pollux*	2017	110,000	46.8	48.5
Front Capella*	2017	110,000	47.0	48.8
Front Polaris	2018	111,000	47.8	49.5
			2,578.2	2,476.0

* We believe the basic charter-free market value at December 31, 2019 for each vessel marked with an asterisk in the table above is lower than the vessel's carrying value. We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by approximately $74.2 million. We refer you to the risk factor entitled "Because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels which may adversely affect our earnings, or could cause us to incur impairment charges".

Factors Affecting our Results

The principal factors which affect the results of our continuing operations and financial position include:

•	the earnings of our vessels;

•	other operating gains and losses;

•	contingent rental income or expense;

•	vessel operating expenses;

•	administrative income and expenses;

•	impairment losses on vessels and vessels held under finance lease;

•	impairment losses on goodwill;

•	depreciation;

•	interest expense;

•	impairment losses and unrealized gains and losses on marketable securities;

•	gains and losses on derivatives; and

•	share of results from associated company and gain on equity interest.

We have derived our earnings from time charters, voyage charters, pool arrangements and a finance lease. As of December 31, 2019, 56 of our 63 vessels, which are owned or leased in by us, were employed in the voyage charter market or on short-term or variable rate time charters. The tanker industry has historically been highly cyclical, experiencing volatility in profitability, vessel values and freight rates. In particular, freight and charter rates are strongly influenced by the supply of tanker vessels and the demand for oil transportation services.

Other operating (losses) gains relate to (i) gains and losses on the termination of finance leases before the expiration of the lease term, which are accounted for by removing the carrying value of the asset and obligation, with a gain or loss recognized for the difference. Gains and losses on the termination of leases are accounted for when the lease is terminated and the vessel is redelivered to the owners, (ii) gains and losses on the sale of vessels, which are recognized when the vessel has been delivered and all risks have been transferred and are determined by comparing the proceeds received with the carrying value of the vessel, (iii) gains or losses from pooling and other revenue sharing arrangements where the Company is considered the principal under the charter parties and records voyage revenues and costs gross, with the adjustments required as a result of the revenue sharing arrangement being recognized as other operating gains or losses and (iv) cash inflows in relation to insurance recoveries under loss of hire insurance.

Contingent rental income or expense results from the Company's finance leases, which were acquired as a result of the Merger. Any variations in the estimated profit share expense that was included in the fair valuation of these lease obligations on the date of the Merger as compared to actual profit share expense incurred is accounted for as contingent rental income or expense.

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

An impairment loss on a vessel or a vessel held under finance lease, equal to the difference between the vessel's carrying value and fair value, is recognized when the estimated future net undiscounted cash flows are less than the carrying value of the vessel.

Depreciation, or the periodic costs charged to our income for the reduction in usefulness and long-term value of our vessels, is also related to the number of vessels we own or lease. We depreciate the cost of vessels we own, less their estimated residual value, over their estimated useful life on a straight-line basis. We depreciate the cost of vessels held under finance lease over the term of the lease. No charge is made for depreciation of vessels under construction until they are delivered.

Interest expense relates to vessel specific debt facilities and finance leases. Interest expense depends on our overall borrowing levels and may significantly increase when we acquire vessels or on the delivery of newbuildings. Interest incurred during the construction of a newbuilding is capitalized in the cost of the newbuilding. Interest expense may also change with prevailing interest rates, although the effect of these changes may be reduced by interest rate swaps or other derivative instruments.

Any change in the fair value of marketable securities are recorded in the Consolidated Statement of Operations in accordance with ASC 825.

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

Under GAAP, a business is defined as an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants. To be considered a business, a set of activities and assets requires two essential elements, inputs and processes applied to those inputs. A business need not include all the inputs or processes that the seller used in operating that business. However, to be considered a business, the set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. GAAP also includes a single or similar asset threshold such that, if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the set is not considered a business. Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or without charter) as the acquisition of an asset rather than a business. This is primarily due to the fact that an acquired vessel will not include processes applied to the asset. In addition, many transactions will meet the single or similar asset threshold as the fair value of the vessel, or vessels, is substantially all of the fair value of the gross assets acquired.

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

Results of Operations

Total operating revenues and voyage expenses

			Change
(in thousands of $)	2019	2018	$	%
Voyage charter revenues	887,495	690,901	196,594	28.5
Time charter revenues	35,433	26,067	9,366	35.9
Finance lease interest income	690	1,293	(603)	(46.6)
Other income	33,704	24,005	9,699	40.4
Total operating revenues	957,322	742,266	215,056	29.0

Voyage expenses and commissions	395,482	377,772	17,710	4.7

Voyage charter revenues increased in the year ended December 31, 2019 as compared to the year ended December 31, 2018 primarily due to:

•	an increase of $50.4 million due to the delivery of four VLCCs and one LR2/Aframax newbuildings between January 2018 and December 2019.

•
an increase of $70.7 million due to the delivery of two VLCCs, four Suezmax tankers and five LR2/Aframax tankers onto voyage charters as a result of the time charters coming to an end between January 2018 and January 2019.

•	an increase of $48.4 million due to the delivery of two chartered-in VLCCs delivered in April 2018 and five Suezmax tankers in August 2019.

•	an increase of $113.6 million due to increased market rates.

•	an increase of $1.7 million due to one LR2 tanker under time charter completing a spot voyage prior to drydocking, after which it was delivered back to time charter.

These factors were partially offset by:

•	a decrease of $45.9 million due to termination of leases for six VLCCs from January to December 2018.

•	a decrease of $5.1 million due to the redelivery of one chartered-in VLCC in 2018.

•	a decrease of $30.1 million due to the delivery of three Suezmax tankers and two LR2/Aframax tankers onto time charter between January 2018 and December 2019.

•	a decrease of $7.7 million due to the results of two LR2 tankers under the Company’s commercial management in 2018 being reported net of charterhire expense for 2019.

Time charter revenues increased in the year ended December 31, 2019 as compared to the year ended December 31, 2018 primarily due to:

•	an increase of $6.1 million due to the delivery of two VLCC newbuildings on to time charters in January and April 2019

•	an increase of $18.8 million due to the delivery of three Suezmax tankers and two LR2/Aframax tankers onto time charter between January 2018 and December 2019.

These factors were partially offset by:

•	a decrease of $13.4 million due to the delivery of two VLCCs, four Suezmax tankers and five LR2/Aframax tankers onto voyage charters between January 2018 and January 2019.

•	a decrease of $1.6 million due to one LR2 tanker under time charter completing a spot voyage prior to drydocking, after which it was delivered back to time charter.

•	a decrease of $0.5 million due to termination of the lease for one VLCC in September 2018.

Finance lease interest income in the year ended December 31, 2019 is related to the investment in finance lease for one VLCC, which has decreased due to the reduced balance of the lease receivable as a result of lease payments received.

Other income in the year ended December 31, 2019 primarily comprised of the income earned from the commercial management of related party and third party vessels and newbuilding supervision fees derived from related parties and third parties. The increase in the year ended December 31, 2019 as compared to the year ended December 31, 2018 was primarily due to an increase in new commercial management and newbuilding supervision fees earned.

Voyage expenses and commissions increased in the year ended December 31, 2019 as compared to the year ended December 31, 2018 primarily due to:

•	an increase of $13.2 million due to the delivery of four VLCCs and one LR2/Aframax newbuildings between January 2018 and December 2019.

•	an increase of $19.4 million due to the delivery of two VLCCs, four Suezmax tankers and five LR2/Aframax tankers onto voyage charters from time charters.

•	an increase of $15.5 million due to an increase in bunker prices.

•	an increase $5.2 million due to an increase in commissions primarily as a result of higher freight rates.

•	an increase of $21.1 million due to the delivery of two chartered-in VLCCs delivered in April 2018 and five Suezmax tankers in August 2019.

•	an increase of $0.8 million due to one LR2 tanker under time charter completing a spot voyage prior to drydocking, after which it was delivered back to time charter.

These factors were partially offset by:

•	a decrease of $31.5 million due to the termination of leases for six VLCCs from January to December 2018.

•	a decrease of $3.3 million due to the redelivery of one chartered-in VLCC in 2018.

•	a decrease of $19.4 million due to the delivery of three Suezmax tankers and two LR2/Aframax tankers onto time charter between January 2018 and December 2019.

•	a decrease of $3.5 million in port and other costs.

Other operating gains (losses)

			Change
(in thousands of $)	2019	2018	$	%
Gain on termination of vessel leases	—	10,324	(10,324)	(100.0)
Insurance recoveries	3,737	—	3,737	—
(Loss) gain on pool arrangements	(943)	(118)	(825)	699.2
Other gains	628	—	628	—
	3,422	10,206	(6,784)	(66.5)

In the year ended December 31, 2019, the Company recorded a $3.7 million insurance recovery for loss of hire related to an explosion on the Front Altair. A further $0.6 million gain was recognized in relation to the settlement of miscellaneous claims.

In the year ended December 31, 2019, the Company recorded a $1.5 million loss (2018: $0.2 million) related to the pooling arrangement with SFL between two of its Suezmax tankers Front Odin and Front Njord and two SFL vessels Glorycrown and Everbright. A gain of $0.6 million was recorded in the year ended December 31, 2019 (2018: $0.1 million) related to other pooling arrangements.

In the year ended December 31, 2018 we terminated the leases on six VLCCs, recognizing a gain of $10.3 million. In the year ended December 31, 2017 we terminated the leases on two VLCCs and two Suezmax tankers, recognizing a gain of $2.4 million.

Contingent rental income

			Change
(in thousands of $)	2019	2018	$	%
Contingent rental income	2,607	19,738	(17,131)	(86.8)

Contingent rental income in the year ended December 31, 2019 and 2018 relates to the Company's charter party contracts with SFL and is primarily due to the fact that the actual profit share payable of $4.8 million (2018: $1.5 million) was $2.2 million (2018: $19.7 million) less than the amount accrued in the lease obligation payable when the leases were recorded at fair value at the time of the merger with Frontline 2012 Ltd, or the Merger.

Ship operating expenses

			Change
(in thousands of $)	2019	2018	$	%
Ship operating expenses	157,007	130,623	26,384	20.2

Ship operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, drydocking expenses, lubricating oils and insurance.

Ship operating expenses increased in the year ended December 31, 2019 as compared to the year ended December 31, 2018 primarily due to:

•
an increase of $17.7 million drydocking expenses primarily due to nine vessels docking in the year ended December 31, 2019 compared with one vessel in the year ended December 31, 2018, inclusive of the impact of the amortization in 2018 of the fair value of a drydocking obligation accrued at the time of the merger that related to that vessel.

•	an increase of $5.0 million due to the delivery of four VLCCs and one LR2/Aframax newbuildings between January 2018 and December 2019.

•	an increase of $6.6 million due to the recording of the non-lease component of charter hire recorded within ship operating expenses for two chartered-in vessels.

•	an increase of $3.1 million due to the delivery of five Suezmax tankers recorded as finance leases in August 2019.

•	an increase of $6.8 million due to increases in other operating expenses.

These factors were partially offset by:

•	a decrease of $12.8 million due to termination of leases for six VLCCs in 2018.

Charter hire expenses

			Change
(in thousands of $)	2019	2018	$	%
Charter hire expenses	8,471	21,244	(12,773)	(60.1)

Charter hire expense decreased in the year ended December 31, 2019 as compared with the year ended December 31, 2018 primarily due to:

•	a decrease of $3.0 million due to the re-delivery of one chartered-in VLCC in 2018.

•
a decrease of $1.9 million related to the two chartered-in VLCCs under operating leases. Under ASC 842 from January 1, 2019 the Company is required to separate the lease and non-lease components of operating lease expenses. In the year ended December 31, 2019, the Company recognized $6.6 million of charter hire expenses within ship operating expenses in relation to the non-lease component of charter hire expenses and $8.5 million as charter hire expenses in relation to the lease component of the charters for the two VLCCs. In the year ended December 31 2018, the lease and non-lease component of the charters, of $10.3 million, were both recorded within charter hire expenses under ASC 840.

•	a decrease of $7.4 million due to the results of two LR2 tankers under the Company’s commercial management in 2018 being reported net of charter hire expense for 2019.

Administrative expenses

			Change
(in thousands of $)	2019	2018	$	%
Administrative expenses	45,019	37,294	7,725	20.7

Administrative expenses increased in the year ended December 31, 2019 as compared to the year ended December 31, 2018 primarily due to:

•	an increase of $2.7 million in employee related costs.

•	an increase of $2.3 million due to an increase in expenses in relation to the management of third party and related party vessels and newbuilding projects.

•	an increase of $2.5 million in fees and costs related to the Company's corporate activities.

Depreciation

			Change
(in thousands of $)	2019	2018	$	%
Depreciation	117,850	122,566	(4,716)	(3.8)

Depreciation expense decreased in the year ended December 31, 2019 as compared to the year ended December 31, 2018 primarily due to:

•	a decrease of $14.1 million due to termination of leases for six VLCCs from January to December 2018.

These factors were offset by:

•	an increase of $4.8 million due to the delivery of four VLCCs and one LR2/Aframax newbuildings between January 2018 and December 2019.

•	an increase of $3.8 million due to the delivery of five Suezmax tankers as finance leases in August 2019.

•	an increase of $0.7 million due to ECGS additions.

Interest income

			Change
(in thousands of $)	2019	2018	$	%
Interest income	1,506	843	663	78.6

Interest income in the year ended December 31, 2019 and the year ended December 31, 2018 relates solely to interest received on bank deposits.

 Interest expense

			Change
(in thousands of $)	2019	2018	$	%
Interest expense	(94,461)	(93,275)	(1,186)	1.3

Interest expense increased in the year ended December 31, 2019 as compared to the year ended December 31, 2018 primarily due to:

•	an increase of $4.8 million as a result of additional borrowings relating to the delivery of five newbuildings between January 2018 and December 2019.

•	an increase of $3.8 million due to the recording of five vessels under finance lease on signing of the SPA.

•	an increase of $2.1 million in amortization of deferred charges due to new loan facilities and commitments between January 2018 and December 2019.

•	an increase of $1.6 million as a result of notes payable recorded on termination of the finance leases for six VLCCs leased from SFL in 2018

•	an increase of $0.5 million in relation to a reduction in capitalized interest as a result of newbuilding deliveries between January 2018 and December 2019.

•
a net increase of $0.5 million as a result of an increase in LIBOR rates, partially offset by a reduction in interest charge due to reduced balances on our floating rate debt as a result of ongoing repayments.

These factors are partially offset by:

•	a decrease of $8.5 million in finance lease interest expense due to termination of the leases for six VLCCs from January to December 2018.

•	a decrease of $2.7 million related primarily to reduced obligations as a result of repayments on the senior unsecured facility with an affiliate of Hemen.

•	a decrease $1.0 million due to a reduction in finance lease interest expense as a result of ongoing repayments of the obligations on the remaining three vessels leased from SFL

Unrealized gain (loss) on marketable securities

			Change
(in thousands of $)	2019	2018	$	%
Unrealized gain (loss) on marketable securities	1,737	(3,526)	5,263	(149.3)

The Company recognized an unrealized gain of $1.7 million and an unrealized loss of $3.5 million due to the movement in the fair value of marketable securities for the year ended December 31, 2019 and the year ended December 31, 2018, respectively.

Gain on sale of shares

			Change
(in thousands of $)	2019	2018	$	%
Gain on sale of shares	—	1,026	(1,026)	(100.0)

In the year ended December 31, 2018, the Company sold 4.7 million shares of DHT Holdings Inc. ("DHT"), for proceeds of $17.8 million, recognizing a gain on sale of $1.0 million in the income statement.

Share of results of associated company

			Change
(in thousands of $)	2019	2018	$	%
Share of results of associated company	1,681	246	1,435	583.3
The Company has a 28.9% ownership interest in Feen Marine Scrubbers Inc., or FMSI, a leading manufacturer of EGCS. The investment is accounted for under the equity method. A share of results of $1.7 million was recognized in the year ended December 31, 2019.

Other income (expenses)

			Change
(in thousands of $)	2019	2018	$	%
Foreign currency exchange (loss) gain	(26)	(869)	843	(97.0)
(Loss) gain on derivatives	(10,069)	4,256	(14,325)	336.6
Other non-operating items, net	403	506	(103)	(20.4)

The loss on derivatives in 2019 relates to a loss on interest rate swaps of $10.1 million. The gain on derivatives in 2018 relates to a gain on interest rate swaps of $4.3 million.

Other non-operating income in 2019 and 2018 primarily relates to dividends received.

Net (income) loss attributable to non-controlling interest

			Change
(in thousands of $)	2019	2018	$	%
Net (income) loss attributable to non-controlling interest	(14)	(482)	468	(97.1)

Net income attributable to non-controlling interest in the year ended December 31, 2019 and December 31, 2018 is attributable to the non-controlling interests in the results of SeaTeam Management.

Year ended December 31, 2018 compared with the year ended December 31, 2017

Total operating revenues and voyage expenses and commission

The Company adopted ASC 606 Revenue from Contracts with Customers, effective January 1, 2018. Prior periods have not been restated for the impact of this standard, see Note 2. to our Consolidated Financial Statements.

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

Voyage expenses and commissions increased in the year ended December 31, 2018 as compared to the year ended December 31, 2017 primarily due to:

•	an increase of $60.1 million due to the delivery of five VLCCs, seven LR2/Aframax and six Suezmax newbuildings between January 2017 and December 2018.

•	an increase of $55.4 million due to the delivery of three VLCCs, six Suezmax tankers and six LR2/Aframax tankers onto voyage charters from time charters.

•	an increase of $24.6 million primarily due to an increase in bunker prices.

•	an increase of $12.7 million due to the delivery of two chartered-in VLCCs delivered in April 2018.

These factors were partially offset by:

•	a decrease of $9.7 million due to termination of leases for two VLCCs in March and June 2017; and two Suezmax tankers in May and August 2017.

•	a decrease of $12.5 million due to termination of leases for six VLCCs in 2018.

•	a decrease of $10.4 million due to the redelivery of two chartered-in MR tankers, two Suezmax tankers, two VLCCs in 2017 and one VLCC in 2018.

•	a decrease of $1.7 million due to delivery of one LR2/Aframax tanker onto time charter.

Other operating gains (losses)

			Change
(in thousands of $)	2018	2017	$	%
Gain on lease termination	10,324	2,379	7,945	334.0
(Loss) gain on pool arrangements	(118)	2	(120)	—
	10,206	2,381	7,825	(328.6)

In the year ended December 31, 2018 we terminated the leases on six VLCCs, recognizing a gain of $10.3 million. In the year ended December 31, 2017 we terminated the leases on two VLCCs and two Suezmax tankers, recognizing a gain of $2.4 million.

Contingent rental income

			Change
(in thousands of $)	2018	2017	$	%
Contingent rental income	19,738	26,148	(6,410)	(24.5)

Contingent rental income in the year ended December 31, 2018 and 2017 relates to the Company's charter party contracts with SFL and is due to the fact that the actual profit share payable of $1.5 million (2017: $5.6 million) was $19.7 million (2017: $26.1 million) less than the amount accrued in the lease obligation payable when the leases were recorded at fair value at the time of the merger with Frontline 2012 Ltd, or the Merger.

Ship operating expenses

			Change
(in thousands of $)	2018	2017	$	%
Ship operating expenses	130,623	135,728	(5,105)	(3.8)

Ship operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, drydocking expenses, lubricating oils and insurance.

Ship operating expenses decreased in the year ended December 31, 2018 as compared to the year ended December 31, 2017 primarily due to:

•	a decrease of $12.6 million due to the termination of the leases on eight and two Suezmax tankers between January 2017 and December 2018.

•
a decrease of $11.8 million drydocking expenses primarily due to six vessels docking in the year ended December 31, 2017 compared with one vessel in the year ended December 31, 2018, inclusive of the impact of the amortization in 2018 of the fair value of a drydocking obligation accrued at the time of the merger that related to one vessel docked in 2018.

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

•	a decrease of $16.7 million relating to three MR tankers, two Suezmax tankers and three VLCCs being re-delivered from January 2017 to May 2018.

Impairment loss on vessels and vessels held under finance lease

			Change
(in thousands of $)	2018	2017	$	%
Impairment loss on vessels and vessels held under finance lease	—	164,187	(164,187)	(100.0)

In December 2017, the Company has recognized an impairment loss of $142.9 million on the remaining 9 VLCCs chartered in from SFL. The leasehold interest in these finance leased assets was recorded at fair value at the time of the Merger based on the discounted value of the expected cash flows from the vessels. Based on the deterioration in forecast rates since the Merger, and the reduced remaining useful economic life of the vessels as they approach the end of their leases, the Company recognized an impairment loss on all of these leased vessels, calculated as the difference between the discounted value of the expected cash flows from the vessels as at December 31, 2017 and the carrying value of the vessels under finance lease at that time.

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

•	a decrease of $6.1 million due to impairment losses recorded in the year ended December 31, 2017 on the remaining three VLCCs leased from SFL.

These factors were offset by:

•	an increase of $19.3 million due to the delivery of five VLCCs, seven LR2/Aframax and six Suezmax newbuildings between January 2017 and December 2018.

Interest income

			Change
(in thousands of $)	2018	2017	$	%
Interest income	843	588	255	43.4

Interest income in the year ended December 31, 2018 and the year ended December 31, 2017 relates solely to interest received on bank deposits.

Interest expense

			Change
(in thousands of $)	2018	2017	$	%
Interest expense	(93,275)	(69,815)	(23,460)	33.6

Interest expense increased in the year ended December 31, 2018 as compared to the year ended December 31, 2017 primarily due to:

•	an increase of $15.0 million as a result of additional borrowings relating to the delivery of 18 newbuildings between January 2017 and December 2018.

•	an increase of $3.1 million due to lower newbuilding interest capitalization as a result of the delivery of vessels.

•
an increase of $7.2 million due to additional fixed rate debt with related parties as a result of promissory notes issued on termination of the leases with SFL along with draw downs of the revolving credit facility.

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

In January 2017, the Company acquired 10.9 million shares in DHT Holdings Inc., or DHT for an aggregate cost of $46.1 million. In the year ended December 31, 2017, the company sold a total of $6.2 million shares in DHT for proceeds of $27.4 million, recognizing a gain of $1.1 million. In the year ended December 31, 2018, the Company sold its remaining 4.7 million shares in DHT, recognizing a gain on sale of $1.0 million in the income statement.

Share of results of associated company

			Change
(in thousands of $)	2018	2017	$	%
Share of results of associated company	246	—	246	100.0

In June 2018, the Company announced that it had entered into memorandum of agreement to acquire a 20% ownership interest in FMSI. The Company recorded its initial investment at a cost of $6.0 million. The investment is accounted for under the equity method. A share of results of $0.2 million was recognized in the year ended December 31, 2018.

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

Our short-term liquidity requirements relate to payment of operating costs (including drydocking), funding working capital requirements, repayment of debt financing, payment of newbuilding installments, payment of commitments for upgrading vessels such as for EGCS and BWTS, lease payments for our chartered-in fleet, contingent rental expense and maintaining cash reserves against fluctuations in operating cash flows. Sources of short-term liquidity include cash balances, short-term investments and receipts from our customers. Revenues from time charters are generally received monthly or fortnightly in advance while revenues from voyage charters are received upon completion of the voyage.

As of December 31, 2019, 2018 and 2017, we had cash and cash equivalents of $174.2 million, $66.5 million and $104.1 million, respectively. As of December 31, 2019, 2018 and 2017, we had restricted cash balances of $3.2 million, $1.4 million and $0.7 million, respectively. Restricted cash does not include cash balances of $38.3 million (2018: $37.9 million), which represents 50% (2018: 50%) of the cash required to be maintained by the financial covenants in our loan agreements. The Company is permitted to satisfy up to 50% of the cash requirement by maintaining a committed undrawn credit facility with a remaining availability of greater than 12 months. Furthermore, FSL, a wholly owned subsidiary of the Company and the chartering counterparty with SFL with respect to the remaining three VLCCs leased from them, has agreed to certain dividend restrictions as a result of the amendment of the terms of the long-term charter agreements in May 2015. In order to make or pay any dividend or other distribution to the Company, FSL shall demonstrate a cash buffer of $2.0 million per vessel both prior to and following such payment, and following payment of the next monthly hire due plus any profit share accrued under the agreement as well as settling the promissory note related to the termination of the lease on Front Circassia, including accrued interest. As at December 31, 2019, the cash held by FSL of $13.1 million (2018: $3.5 million), may be used solely for vessel operations, payment of hire to SFL or other amounts incurred under the charters and Charter Ancillary Agreement including the settlement of interest and principal due on any notes payable and any other amounts incurred in the ordinary course of business.

As of December 31, 2019, the remaining commitments for our six newbuilding contracts amounted to $302.0 million, of which we expect $159.6 million to be paid in 2020, $109.1 million to be paid in 2021 and $33.3 million to be paid in 2022.

As of December 31, 2019, the Company has committed to the purchase of EGCS on 11 vessels owned by the Company, with a financial commitment of $8.3 million, excluding installation costs. These commitments are due in 2020.

As of December 31, 2019, the Company has committed to the purchase of BWTS on eight vessels, with a financial commitment of $2.9 million excluding installation costs. These commitments are due in 2020.

As of December 31, 2019, the Company has committed to the purchase of a special purpose company, which will hold 10 Suezmax tankers as a result of the Acquisition from Trafigura. The cash amount due to Trafigura on closing of the Acquisition, which took place on March 16, 2020, is $538.2 million.

In February 2020, the Company announced that FSL has agreed with SFL to terminate the long-term charter for the 2002-built VLCC Front Hakata upon the sale and delivery of the vessel by SFL to an unrelated third party. Frontline will receive a compensation payment of approximately $3.2 million from SFL for the termination of the current charter. The Company expects to record a gain on termination, including the compensation payment, of approximately $7.4 million in the first quarter of 2020. The charter with SFL terminated in February 2020. Following this termination, FSL will have two VLCCs on charter from SFL. In conjunction with the termination of the lease, the Company has settled the outstanding balances due under the notes payable in relation to the termination of the leases for Front Circassia, Front Page, Front Serenade, Front Stratus and Front Ariake of approximately $20.0 million.

In January 2020, we entered into a joint venture agreement with Golden Ocean Group Limited and companies in the Trafigura Group to establish a leading global supplier of marine fuels was completed. As a result, Frontline took a 15% interest in the joint venture company. The Company has also made a $1.5 million shareholder loan to the joint venture company.

In February 2020, the Company obtained a commitment from Crédit Agricole for a senior secured term loan facility in an amount of up to $62.5 million to part-finance the VLCC resale under construction at HSHI. The facility, which is subject to final documentation, will mature five years after delivery date, carries an interest rate of LIBOR plus a margin of 1.90% basis points and has an amortization profile of 18 years.

In February 2020, the Company declared a cash dividend of $0.40 per share for the fourth quarter of 2019.

In March 2020, the Company signed a sale-and-leaseback agreement in an amount of up to $544.0 million with ICBCL to finance the cash amount payable upon closing of the Acquisition on March 16, 2020. The lease financing has a tenor of seven years, carries an interest rate of LIBOR plus a margin of 2.30%, has an amortization profile of 17.8 years and includes purchase options for Frontline throughout the term with a purchase obligation at the end of the term.

As at December 31, 2019, the Company reported net current liabilities of $399.6 million. Included within current liabilities is $269.2 million in relation to the cash amount due on closing of the SPA. As noted above, the Company has subsequently secured and drawn down lease financing of $544.0 million for settlement of this liability along with the cash amount due on closing of the SPA of $269.0 million in relation to the vessels not recorded at year end, see Note 5. for a detailed description of this accounting for this transaction. In addition, the current portion of long-term debt includes $309.6 million balloon payment due on final maturity of the $500.1 million term loan facility in December 2020. The Company expects to refinance this facility prior to its maturity in December 2020. We believe that cash on hand and borrowings under our current and expected credit facilities, along with cash generated from operating activities will be sufficient to fund our requirements for, at least, the twelve months from the date of this annual report.

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

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated.

(in thousands of $)	2019	2018	2017
Net cash provided by operating activities	280,187	46,171	130,485
Net cash used in investing activities	(190,571)	(199,217)	(722,503)
Net cash provided by financing activities	19,856	116,064	493,825
Net change in cash and cash equivalents and restricted cash	109,472	(36,982)	(98,193)
Cash, cash equivalents and restricted cash at beginning of year	67,904	104,886	203,079
Cash, cash equivalents and restricted cash at end of year	177,376	67,904	104,886

Net cash provided by operating activities

Net cash provided by operating activities increased by $234.0 million in the year ended December 31, 2019 as compared to the year ended December 31, 2018.

Net cash provided by operating activities was primarily impacted by: (i) overall market conditions as reflected by TCE rates, (ii) the size and composition of our fleet that we own, lease and charter-in, (iii) whether our vessels are operated under time charters or voyage charters, (iv) changes in operating assets and liabilities, and (v) the number of vessels drydocking in a period.

i.
Our reliance on the spot market contributes to fluctuations in cash flows from operating activities as a result of its exposure to highly cyclical tanker rates. Any increase or decrease in the average TCE rates earned by our vessels will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities. TCE represents operating revenues less other income and voyage expenses. TCE is therefore impacted by both movements in operating revenues, as determined by market freight rates, and voyage expenses, which are primarily comprised of bunker expenses, port charges and canal tolls. In 2019, average market quoted TCE rates increased for VLCCs, Suezmax tankers and LR2 product tankers as compared to 2018, see Item 5.A. The net increase in average quoted market rates led to a $113.6 million increase in cash provided by operating activities for the year ended December 31, 2019, due to higher operating revenues. The increase was partially offset by higher voyage expenses, also a component of TCE, in 2019 as compared to 2018 primarily due to increased commissions and bunker expenses, resulting in a $20.7 million decrease in cash provided by operating activities.

ii.
Detailed information on the size and composition of our fleet, along with whether our vessels were operated under time charters or voyage charters, including changes between the periods presented, is disclosed in Item 5.A. Changes in the size and composition of our fleet resulted in a net increase in cash provided by operating activities of $56.8 million. The increase is primarily due to the delivery of newbuildings between January 1, 2018 and December 31, 2019, with an increase of $56.5 million in cash received from revenues, partially offset by the increase in cash paid for voyage expenses, ship operating expenses and interest of $27.3 million, and the net impact of the delivery and redelivery of vessels chartered in under operating leases and the five vessels leased in under finance leases from Trafigura prior to the closing of the Acquisition, with an increase in cash provided by operating activities of $21.1 million. The terminations of finance leases between January 1, 2018 and December 31, 2018 resulted in a net increase in cash flow provided by operations of $6.5 million.

iii.
The net decrease in vessels trading under time charters in 2019 as compared to 2018 resulted in a $45.2 million increase in cash provided by operating activities as the vessels subsequently traded at higher spot rates under voyage charters as a result of the recovery in the market since the date the time charters were entered into.

iv.
Changes in operating assets and liabilities resulted in an increase in cash provided by operating activities of $34.8 million. The movement in working capital balances are impacted by the timing of voyages, and also by the timing of fueling and consumption of fuel on board our vessels. Revenues for vessels that operate under time charters are typically billed in advance, whereas revenues under voyage charters are typically billed upon completion of a voyage. In 2018, the number of vessels trading under time charters decreased and increased again in 2019, which resulted in a net decrease in contract assets from voyages in progress and accrued voyage expenses. In addition, the high volume of drydockings at the end of 2019 caused an increase in accrued operating expenses which positively impacted cash provided by operating activities. The aforementioned were partially offset, by the increase in receivables, as the increase in rates during 2019, led to a negative impact on cash flows from operations as the higher freights, which are typically paid on completion of a voyage, had not been received at year end.

v.
The net increases in cash provided by operating activities were partially offset by the increase in drydocking expenses as one vessel docked in 2018 as compared with nine vessels in 2019, which resulted in a decrease in cash provided by operating activities of $17.7 million.

Under ASC 842 from January 1, 2019 the Company is required to present finance lease payments received within operating activities on the statement of cash flows. In the year ended December 31, 2019 the Company received finance lease payments of $15.1 million in respect of the investment in finance lease held on the balance sheet.

In the year ended December 31, 2019, the Company recorded a $3.7 million insurance recovery for loss of hire related to an explosion on the Front Altair which lead to a corresponding increase in cash provided by operating activities.

Net cash provided by operating activities decreased by $84.3 million in the year ended December 31, 2018 as compared to the year ended December 31, 2017.

Net cash provided by operating activities was primarily impacted by: (i) overall market conditions as reflected by TCE rates, (ii) the size and composition of our fleet that we own, lease and charter-in, (iii) whether our vessels are operated under time charters or voyage charters, (iv) changes in operating assets and liabilities, (v) changes in cash interest expense as a result of changes in LIBOR, and (vi) the number of vessels drydocking in a period.

i.
Our reliance on the spot market contributes to fluctuations in cash flows from operating activities as a result of its exposure to highly cyclical tanker rates. Any increase or decrease in the average TCE rates earned by our vessels will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities. TCE represents operating revenues less other income and voyage expenses. TCE is therefore impacted by both movements in operating revenues, as determined by market freight rates, and voyage expenses, which are primarily comprised of bunker expenses, port charges and canal tolls. In 2018, average market quoted TCE rates increased for VLCCs and decreased for Suezmax tankers and LR2 product tankers as compared to 2017. The net increase in average quoted market rates did not translate to an immediate increase in cash provided by operating activities due to the time lag between when a charter party is entered into and when the freight is billed and cash is received, typically upon completion of a voyage. The increase in rates in 2018 was most notable at the end of the year and as such we recorded an increase in cash flow from operating activities in 2019. The net increase in average quoted market rates led to a $2.4 million increase in cash provided by operating activities for the year ended December 31, 2018, due to higher operating revenues. However, the Company recorded higher voyage expenses, also a component of TCE, in 2018 as compared to 2017 primarily due to increased bunker prices, resulting in a $24.6 million decrease in cash provided by operating activities.

ii.
Detailed information on the size and composition of our fleet, along with whether our vessels were operated under time charters or voyage charters, including changes between the periods presented, is disclosed in Item 5.A. Changes in the size and composition of our fleet resulted in a net decrease in cash provided by operating activities of $12.9 million primarily due to the terminations of finance leases between January 1, 2017 and December 31, 2018 of $19.1 million, offset by a $4.5 million increase due to the net impact of the delivery and redelivery of vessels chartered in under operating leases. The delivery of newbuildings between January 1, 2017 and December 31, 2018 had a negligible impact on overall cash provided by operating activities as the increase in operating revenues of $98.8 million was substantially offset by the increase in voyage expenses of $60.1 million, the increase in ship operating expenses of $18.9 million, and the increase in interest expense of $18.1 million.

iii.
The net decrease in vessels trading under time charters in 2018 as compared to 2017 resulted in a $12.8 million decrease in cash provided by operating activities as the vessels subsequently traded at lower rates under voyage charters as a result of a decline in the market since the date the time charters were entered into.

iv.
Changes in operating assets and liabilities resulted in a decrease in cash provided by operating activities of $40.6 million primarily due to the increase in contract assets from voyages in progress. Revenues for vessels that operate under time charters are typically billed in advance, whereas revenues under voyage charters are typically billed upon completion of a voyage. Furthermore, when a vessel operates under a voyage charter short-term liquidity is negatively impacted as the Company typically incurs costs upfront, in particular bunker inventory and expense, whereas under a time charter the charterer bears these costs. Therefore, the net decrease in the number of vessels trading under time charters (decrease of five vessels in 2018), as compared to voyage charters, resulted in higher contract assets from voyages in progress and higher bunker inventory balances. In addition, our operating assets and liabilities are dependant, not just on the factors that impact our net income, but also on the timing of our voyages and related operating activities. The timing of our voyages in relation to period end causes fluctuations in our inventory levels, contract assets and receivables, and other accrual balances, which can positively or negatively impact net cash provided by operating activities.

v.	Cash interest expense increased by $7.2 million primarily due to the increase in LIBOR, partially offset by reductions as a result of repayments made under our debt facilities.

vi.
The net decreases in cash provided by operating activities were partially offset by the reduction in drydocking expenses as one vessel docked in 2018 as compared with six vessels in 2018, which resulted in an increase in cash provided by operating activities of $11.8 million.

Net cash used in investing activities

Net cash used in investing activities of $190.6 million in 2019 comprised mainly of additions to newbuildings, vessels and equipment of $196.0 million, of which $46.1 million was in respect of six newbuilding contracts, $113.9 million in respect of the two VLCCs delivered in the period and $36.0 million mainly for ECGS additions. This was partially offset by:

•	$3.0 million repayment of a $6.0 million interest free loan extended by the Company to FMSI.

•	$2.4 million receipts from the five Suezmax tankers lease-in from and leased-out to Trafigura, treated as reduction in the prepaid consideration (see Note 5.).

Net cash used in investing activities of $199.2 million in 2018 comprised mainly of additions to newbuildings, vessels and equipment of $216.3 million, of which most was in respect of five newbuilding contracts, of which two VLCCs and one LR2 tanker were delivered during the year. Furthermore, the Company obtained a 20% stake in FMSI in return for a $6.0 million interest free loan to FMSI. This was partially offset by:

•	sale proceeds of $17.8 million in relation to the sale of 4.7 million shares in DHT.

•	finance lease payments received of $5.3 million in respect of the investment in finance lease held on the balance sheet.

Net cash used in investing activities of $722.6 million in 2017 comprised mainly of additions to newbuildings, vessels and equipment of $713.6 million, of which most was in respect of 20 newbuilding contracts, 15 of which were delivered during the year. Furthermore, the Company purchased 10,891,009 shares in DHT for an aggregate cost of $46.1 million. This amount was partially offset by the following:

•	sale proceeds of $27.4 million in relation to the sale of 6.3 million shares in DHT.

•	finance lease payments received of $9.7 million in respect of the investment in finance lease held on the balance sheet.

Net cash provided by financing activities

Net cash provided by financing activities in 2019 of $19.9 million was primarily a result of debt drawdowns of $146.0 million and the offering of 11,037,273 new ordinary shares which generated net proceeds of $98.4 million. These items were partially offset by dividend payments of $19.7 million, debt repayments of $185.3 million, finance lease repayments of $15.2 million and debt fees paid of $4.1 million.

Net cash provided by financing activities in 2018 of $116.1 million was primarily a result of debt drawdowns of $298.9 million. These items were partially offset by dividend payments of $0.4 million in relation to a non-controlling interest in a subsidiary, debt repayments of $172.4 million and finance lease repayments of $10.1 million.

Net cash provided by financing activities in 2017 of $493.8 million was primarily a result of loan drawdowns of $673.4 million and an additional $10.1 million of cash generated from secured short-term borrowings. These items were partially offset by dividend payments of $51.4 million, debt repayments of $84.0 million, finance lease repayments of $31.9 million, lease termination payments of $19.0 million and debt fees paid of $3.5 million.

Equity

In July 2018, the Company announced it had entered into an Equity Distribution Agreement dated July 24, 2018, with Morgan Stanley & Co. LLC for the offer and sale of up to $100.0 million of common shares of Frontline through an ATM. In October 2019, the Equity Distribution Agreement was completed and a total of 11,049,141 shares were issued, of which 11,037,273 were issued in 2019 and 11,868 were issued in 2018, for total proceeds of $100.0 million.

Borrowing Activities

$466.5 million term loan facility
During December 2014, the amount of a $136.5 million term loan facility was increased to $466.5 million such that a further ten tranches of $33.0 million, each for a LR2/Aframax tanker newbuilding, could be drawn. The repayment schedule was amended to installments on a quarterly basis, in an amount of $0.4 million for each MR product tanker and $0.4 million for each LR2/Aframax tanker with a balloon payment on the final maturity date in April 2021. In addition, the loan margin and commitment fee were amended to 2.05% and 0.82%, respectively. In December 2015, the loan margin was reduced to 1.90%. During 2015, $99.0 million was drawn down on delivery of three LR2/Aframax tankers and $13.1 million was repaid. During, 2016, $192.4 million was drawn down on delivery of six LR2/Aframax tankers and $126.4 million was repaid. The facility is fully drawn down as of December 31, 2019.

$60.6 million term loan facility

In March 2015, Frontline 2012 entered into a $60.6 million term facility to fund the purchase of two secondhand vessels. The loan has a term of five years and carries interest at LIBOR plus a margin of 1.80%. Repayments are made on a quarterly basis, each in an amount $0.9 million, with a balloon payment on the final maturity date in March 2021.The facility is fully drawn down as of December 31, 2019.

$500.1 million term loan facility
In December 2015, subsidiaries of the Company signed a $500.1 million senior secured term loan facility with a number of banks, which matures in December 2020 and carries an interest rate of LIBOR plus a margin of 1.90%. This facility is secured by six VLCCs and six Suezmax tankers. Repayments are made on a quarterly basis, each in an amount of $9.5 million, with a balloon payment on the final maturity date in December 2020. The facility is fully drawn down as of December 31, 2019.

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

The Company repaid $66.0 million in the year ended December 31, 2019 and up to $155.0 million remains available and undrawn as of December 31, 2019. In October 2019, the Company extended the terms of the facility by six months. Following the extension, the facility is repayable in May 2021. The balance outstanding is included in long-term debt as of December 31, 2019.

$109.2 million term loan facility
In July 2016, the Company entered into a senior secured term loan facility in an amount of up to $109.2 million with ING Bank. The facility matures on June 30, 2021, carries an interest rate of LIBOR plus a margin of 1.90% and has an amortization profile of 17 years. The Company drew down $54.6 million in the year ended December 31, 2017 in connection with one VLCC delivered in the period. The facility is fully drawn down as of December 31, 2019.

$328.4 million term loan facility
In August 2016, the Company signed a senior secured term loan facility in an amount of up to $328.4 million with China Exim Bank. The facility matures in 2029, carries an interest rate of LIBOR plus a margin in line with the Company's other facilities and has an amortization profile of 18 years. The Company drew down $109.0 million in the year ended December 31, 2016 in connection with one LR2 tanker and two Suezmax tanker newbuildings, which were delivered in the year. The Company drew down a further $165.9 million in the year ended December 31, 2017 in connection with two Suezmax tankers and three LR2/Aframax tankers delivered in the year. The facility is fully drawn down as of December 31, 2019.

$110.5 million term loan facility (Credit Suisse)
In December 2016, the Company signed a senior secured term loan facility in an amount of up to $110.5 million with Credit Suisse. The facility matures in 2022, carries an interest rate of LIBOR plus a margin of 1.90% and has an amortization profile of 18 years. The Company drew down $54.9 million in the year ended December 31, 2017 in connection with one VLCC delivered in the period. The Company drew down $54.9 million in the year ended December 31, 2018 in connection with one VLCC delivered in the period. The Company extended the facility by $15.0 million in the year ended December 31, 2019. The facility is fully drawn down as of December 31, 2019.

$321.6 million term loan facility
In February 2017, the Company signed a second senior secured term loan facility in an amount of up to $321.6 million. The facility provided by China Exim Bank is insured by China Export and Credit Insurance Corporation. The facility matures in 2033, carries an interest rate of LIBOR plus a margin in line with the Company's other credit facilities and has an amortization profile of 15 years. The Company drew down $252.7 million in the year ended December 31, 2017 in connection with four Suezmax tankers and three LR2/Aframax tankers delivered in the period. The Company drew down $32.0 million in the year ended December 31, 2018 in connection with one LR2 tanker delivered in the period. The facility is fully drawn down as of December 31, 2019.

$110.5 million term loan facility (Credit Suisse #2)
In June 2017, the Company signed a senior secured term loan facility in an amount of up to $110.5 million with Credit Suisse. The facility matures in 2023, carries an interest rate of LIBOR plus a margin of 1.90% and has an amortization profile of 18 years. The Company drew down $54.9 million in the year ended December 31, 2018 in connection with one VLCC delivered in the period. The Company drew down $55.3 million in the year ended December 31, 2019 in connection with one VLCC delivered in the period. The Company extended the facility by $15.0 million in the year ended December 31, 2019. The facility is fully drawn down as of December 31, 2019.

$110.5 million term loan facility (ING)
In June 2017, the Company signed a senior secured term loan facility in an amount of up to $110.5 million with ING. The facility matures in 2023, carries an interest rate of LIBOR plus a margin of 1.90% and has an amortization profile of 18 years. The Company drew down $55.3 million in the year ended December 31, 2017 in connection with one VLCC delivered in the period. The Company drew down $55.3 million in the year ended December 31, 2019 in connection with one VLCC delivered in the period. The Company extended the facility by $4.1 million in the year ended December 31, 2019 and drew down the $4.1 million in connection with the installation of an EGCS on the VLCC delivered in the period. The facility is fully drawn as of December 31, 2019.

$42.9 million term loan facility (Credit Suisse)
In November 2019, the Company signed a senior secured term loan facility with Credit Suisse, for an amount of up to $42.9 million to part-finance the Suezmax tanker resale under construction at HSHI. The facility matures five years after the delivery date, carries an interest rate of LIBOR plus a margin of 1.90% and has an amortization profile of 18 years. The facility is undrawn as of December 31, 2019.

$62.5 million term loan commitment (Crédit Agricole)
In February 2020, the Company obtained a commitment from Crédit Agricole for a senior secured term loan facility in an amount of up to $62.5 million to partly finance the VLCC resale under construction at HSHI. The facility, which is subject to final documentation, will mature five years after delivery date, carries an interest rate of LIBOR plus a margin of 1.90% and has an amortization profile of 18 years.

$544.0 million lease finance facility
In March 2020, the Company signed a sale-and-leaseback agreement in an amount of up to $544.0 million with ICBCL to finance the cash amount payable upon closing of the Acquisition, which took place on March 16, 2020. The lease financing has a tenor of seven years, carries an interest rate of LIBOR plus a margin of 2.30%, has an amortization profile of 17.8 years and includes purchase options for the Company throughout the period with a purchase obligation at the end of the term. The facility was fully utilized on closing of the Acquisition on March 16, 2020.

Promissory notes
The sum of $20.1 million in relation to the promissory notes payable to SFL, following the termination of the leases on Front Circassia, Front Page, Front Stratus, Front Serenade and Front Ariake is included within long-term debt.

In February 2018, the Company agreed with SFL to terminate the long-term charter for the 1998-built VLCC Front Circassia upon the sale and delivery of the vessel by SFL to an unrelated third party. The charter with SFL terminated in February and the charter counter party FSL, a non recourse subsidiary of Frontline, has agreed to make a compensation payment of approximately $8.9 million for the termination of the charter to SFL, which has been recorded as an interest-bearing note payable by FSL. The note is due for repayment in 2021 and carries interest of 7.5% per annum.

In July 2018, the Company agreed with SFL to terminate the long-term charter for the VLCCs Front Page, Front Stratus and Front Serenade upon the sale and delivery of the vessels by SFL to an unrelated third party. The charters with SFL terminated in July, August and September, 2018 respectively and Frontline has agreed to make a compensation payment of approximately $10.125 million for the termination of the three charters to SFL, which has been recorded as interest-bearing notes payable by Frontline. The notes are to be repaid using the same repayment profile as the original leases and carry an interest of 7.5% per annum. The notes will be fully repaid in 2025, 2025 and 2024 respectively.

In October 2018, the Company agreed with SFL to terminate the long-term charter for the 2001-built VLCC, Front Ariake, upon the sale and delivery of the vessel by SFL to an unrelated third party. The charter terminated in October and Frontline has agreed to a total compensation payment to SFL of $3.375 million for the termination of the charter, which has been recorded as an interest bearing note payable by Frontline. The note carries interest of 7.5% per annum and will be fully repaid in 2023.

In conjunction with the termination of the lease on Front Hakata in February 2020, the Company has settled the outstanding balances due under the notes payable in relation to the termination of the leases for Front Circassia, Front Page, Front Serenade, Front Stratus and Front Ariake of approximately $20.0 million. See Note 31. to our Consolidated Financial Statements.

Secured borrowings
In December 2018, the Company repurchased 1.3 million shares of Golden Ocean and subsequently sold the shares for total proceeds of $7.7 million. At the same time, the Company entered into a forward contract to repurchase 1.3 million shares of Golden

Ocean in March 2019 for $7.7 million. The transaction has been accounted for as a secured borrowing, with the shares recorded in Marketable securities pledged to creditors and a liability recorded at December 31, 2018 within short-term debt for $7.6 million, after adjusting for the effect of foreign exchange. The Company is required to post collateral of 20% of the total repurchase price for the duration of the agreement. As at December 31, 2018, 442,384 shares in Avance Gas were held as collateral and recorded in Marketable securities pledged to creditors with the remaining balance being paid to the counterparty as cash collateral in January 2019.

In December 2019, the Company repurchased 1.3 million shares of Golden Ocean and subsequently sold the shares for total proceeds of $7.6 million. At the same time, the Company entered into a forward contract to repurchase the 1.3 million shares of Golder Ocean in March 2020 for $7.2 million, with the shares recorded in Marketable securities pledged to creditors and a liability recorded at December 31, 2019 within short-term debt for $7.3 million, after adjusting for the effect of foreign exchange. The Company is required to post collateral of 20% of the total repurchase price for the duration of the agreement which was held in Restricted cash as of December 31, 2019.

Debt restrictions
The Company's loan agreements contain loan-to-value clauses, which could require the Company to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, the loan agreements contain certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital and a value adjusted equity covenant. Restricted cash does not include cash balances of $38.3 million (2018: $37.9 million), which represents 50% (2018: 50%) of the cash required to be maintained by the financial covenants in our loan agreements. The Company is permitted to satisfy up to 50% of the cash requirement by maintaining a committed undrawn credit facility with a remaining availability of greater than 12 months. These amounts are included in "Cash and cash equivalents". Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. Under those circumstances, the Company might not have sufficient funds or other resources to satisfy its obligations. The Company was in compliance with all of the financial covenants contained in the Company's loan agreements as of December 31, 2019.

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

E.  OFF-BALANCE SHEET ARRANGEMENTS

Following assignments of two property leases in 2015, each to a related party, a subsidiary of the Company has guaranteed the remaining outstanding payments due under the leases of approximately $5.4 million as of December 31, 2019 (2018: approximately $6.3 million). The Company does not believe that it will be required to make any payments under these guarantees and has not recorded a liability in the balance sheet in this respect.

In August 2019, the Company entered into the SPA to acquire 10 Suezmax tankers built in 2019 through the acquisition of a special purpose vehicle, which will hold the vessels. The Acquisition consideration per the SPA consists of (i) 16,035,856 ordinary shares of Frontline at an agreed price of $8.00 per share that were issued upon signing; and (ii) a cash amount of between $551.7 million and $538.2 million, payable upon the closing of the Acquisition. Frontline has agreed to time charter all the 10 vessels from Trafigura until closing of the Acquisition at a daily rate of approximately $23,000. In addition, Frontline has agreed to charter-out five of the vessels to Trafigura for a period of three years at a daily base rate of $28,400 plus 50% profit share. Upon commencement of the charters for the five vessels which the Company does not charter back to Trafigura, the Company has concluded that the charter-in constitutes a finance lease, due to the obligation to purchase the underlying asset, and has recognized a right-of-use asset and finance lease obligation on the balance sheet. For the five vessels chartered back to Trafigura, the chartered-back vessels, the Company has determined that the charter-in of the vessels has not commenced as of December 31, 2019, as control of the right-of-use asset does not transfer to Frontline until closing of the Acquisition as a result of the lease back to Trafigura. The Company has allocated 8,017,928 of the shares issued to the purchase consideration for the vessels chartered back to Trafigura, which has been recognized as prepaid acquisition cost. The grant date fair value of these shares was $63.5 million, based on a share price of $7.92, consistent with the treatment of the share consideration for the finance leases described above. In addition, the Company has a commitment to pay a cash amount ranging from $275.8 million to $269.0 million on closing of the Acquisition. The net difference between the cash amounts paid and received on the charter-in and charter-out of these vessels has been treated as a reduction of the transaction price for all of the vessels. Accordingly, $9.9 million of profit on the charter-in and charter-out, including profit share due under the charter-out with Trafigura, has not been recognized in net income and has been treated as a reduction of the acquisition cost of the vessels. Of this, $8.2 million has been offset against prepaid consideration and $1.7 million has been recorded under the finance lease vessel obligations. See Note 5. to our consolidated financial statements for a full description of the accounting for the Acquisition.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

At December 31, 2019, we had the following contractual obligations and commitments:

	Payment due by period
(In thousands of $)	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years	Total
Floating rate debt	429,611	483,396	340,260	300,654	1,553,921
Fixed rate debt	2,022	133,340	4,107	622	140,091
Secured borrowings	7,329	—	—	—	7,329
Operating lease obligations	5,412	3,746	3,145	1,186	13,489
SFL finance lease obligations (1)	7,577	16,856	19,509	16,309	60,251
Trafigura finance lease obligations (2)	271,980	—	—	—	271,980
Trafigura chartered-back vessel obligations (2)	268,999	—	—	—	268,999
Newbuilding commitments (3)	159,584	142,417	—	—	302,001
Vessel upgrading commitments (4)	11,237	—	—	—	11,237
Interest on floating rate debt (5)	55,746	55,166	34,271	41,944	187,127
Interest on fixed rate debt	8,741	4,747	381	10	13,879
Interest on finance lease obligations	6,579	6,634	4,014	1,437	18,664
	1,234,817	846,302	405,687	362,162	2,848,968

1.
As of December 31, 2019, the Company held three vessels under finance leases, all of which are leased from SFL and were acquired upon the Merger. The amounts shown in the table above represent the contractual obligations under these lease agreements and exclude the value of contingent rental expense that was included in the fair valuation of these lease obligations on the date of the Merger. As of December 31, 2019, we have recorded total obligations under these finance leases of $87.9 million of which $60.3 million is in respect of the minimum contractual payments and $27.6 million is in respect of contingent rental expense.

2.	Refer to Note 5. for a detailed description of the Trafigura acquisition and the related obligations as of December 31, 2019.

3.
The newbuilding commitments as of December 31, 2019 comprised one Suezmax tanker and one VLCC, which are expected to be delivered in April and May 2020 and four LR2 tankers, which are expected to be delivered in January 2021, March 2021, October 2021 and January 2022, respectively.

4.
As of December 31, 2019, the Company has committed to the purchase of EGCS on 11 vessels owned by the Company, with a financial commitment of $8.3 million excluding installation costs. As of December 31, 2019, the Company has committed to the installation of Ballast Water Treatment Systems on eight vessels, with a remaining commitment of $2.9 million excluding installation costs. These remaining commitments are due in 2020.

5.	Interest on floating rate debt has been calculated using three-month U.S. dollar LIBOR as of December 31, 2019, plus agreed margin, and outstanding borrowings as of that date.

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

Name	Age	Position
John Fredriksen	75	Chairman, President and Director
James O'Shaughnessy	56	Director and Audit Committee Chairman
Ulrika Laurin	49	Director and Audit Committee Member
Ola Lorentzon	70	Director
Robert Hvide Macleod	41	Chief Executive Officer of Frontline Management AS
Inger M. Klemp	56	Chief Financial Officer of Frontline Management AS

Certain biographical information about each of our directors and executive officers is set forth below.

John Fredriksen has served as Chairman of the Board, President and a director of the Company since November 3, 1997. Mr. Fredriksen has established trusts for the benefit of his immediate family which indirectly control Hemen, our largest shareholder. Mr. Fredriksen was a director of Frontline 2012 at the date of the Merger. Mr. Fredriksen is also a director of a related party Golden Ocean Group Limited, a Bermuda company listed on Nasdaq and the OSE whose principal shareholder is Hemen.

James O'Shaughnessy has been a Director and member of the Audit Committee of the Company since September 2018. James O'Shaughnessy served as an Executive Vice President, Chief Accounting Officer and Corporate Controller of Axis Capital Holdings Limited since March 26, 2012. Prior to that Mr. O'Shaughnessy has served as Chief Financial Officer of Flagstone Reinsurance Holdings and as Chief Accounting Officer and Senior Vice President of Scottish Re Group Ltd., and Chief Financial Officer of XL Re Ltd. at XL Group plc. Mr. O'Shaughnessy received a Bachelor of Commerce degree from University College, Cork, Ireland and is both a Fellow of the Institute of Chartered Accountants of Ireland and an Associate Member of the Chartered Insurance Institute of the UK. Mr. O'Shaughnessy earned a Master's Degree in Accounting from University College Dublin.

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

Ola Lorentzon has been director of the Company since May 2015. Mr. Lorentzon was the Managing Director of Frontline Management AS, a subsidiary of the Company, from April 2000 until September 2003. Mr. Lorentzon has served as a director of FLEX LNG Ltd. since June 2017 and is also a director, Chairman and interim Chief Executive Officer of Golden Ocean Group Limited and a director of Erik Thun AB.

Robert Hvide Macleod was a director of the Company from May 2015 until September 2019 and has served as Chief Executive Officer of Frontline Management AS since November 2014. Mr. Macleod served as principal executive officer of Frontline 2012 at the date of the Merger. Mr. Macleod was employed by the A.P. Moller Group from 2002 to 2004 and Glencore-ST Shipping from 2004 to 2011. He is the founder of Highlander Tankers AS. Mr. Macleod holds a Maritime Business (Hons) degree from Plymouth University.

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

B.  COMPENSATION

During the year ended December 31, 2019, we paid aggregate cash compensation of approximately $1.9 million and an aggregate amount of approximately $0.1 million for pension and retirement benefits to our directors and executive officers (six persons). In addition, we also recognized stock compensation expense of approximately $0.3 million in respect of 1,170,000 share options, which were granted to our directors and executive officers in July 2016. The initial exercise price of these options was $8.00 per option and is reduced by the amount of dividends paid after the date of grant. The exercise price of these options as of December 31, 2019 is $7.30.

C.  BOARD PRACTICES

In accordance with our bye-laws the number of directors shall be such number not less than two as our shareholders by Ordinary Resolution may from time to time determine and each director shall hold office until the next annual general meeting following his or her election or until his or her successor is elected. We currently have four directors.

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

D.  EMPLOYEES

As of December 31, 2019, we employed approximately 157 people in our offices in Bermuda, London, Glasgow, Oslo, Singapore and India, compared to 145 employees in 2018 and 128 employees in 2017. We contract with independent ship managers to provide technical management services in respect of our vessels.

E.  SHARE OWNERSHIP

As of February 28, 2019, the beneficial interests of our directors and officers in our ordinary shares were as follows:

Director or Officer	Ordinary shares of $1.00 each	Options to acquire ordinary shares which have vested	Percentage of ordinary shares outstanding
John Fredriksen*	*	198,000	*
James O'Shaughnessy	—	—	—
Ulrika Laurin	50,000	—	**
Ola Lorentzon	3,000	21,000	**
Robert Hvide Macleod	1,000,000	—	**
Inger M. Klemp	180,000	120,000	**

* Mr. Fredriksen may be deemed to beneficially own 79,145,703 Ordinary Shares through his indirect influence over Hemen Holding Limited and Greenwich Holdings Limited, the shares of which are held in the Trusts. The Trusts are the indirect sole shareholders of Greenwich Holdings Limited and the indirect owners of Hemen Holding Limited. The beneficiaries of the Trusts are certain members of Mr. Fredriksen's family. Mr. Fredriksen disclaims beneficial ownership of the 79,145,703 Ordinary Shares beneficially owned by Hemen Holding Limited, and Greenwich Holdings Limited except to the extent of his voting and dispositive interests in such Ordinary Shares. Mr. Fredriksen has no pecuniary interest in the 79,145,703 Ordinary Shares beneficially owned by Hemen Holding Limited and Greenwich Holdings Limited
** Less than 1%.

Share Option Scheme

In September 2009, the Board approved a share option plan, or the Frontline Scheme. The Frontline Scheme permits the Board, at its discretion, to grant options to acquire shares in the Company to employees and directors of the Company or its subsidiaries. The subscription price for all options granted under the scheme is reduced by the amount of all dividends declared by the Company in the period from the date of grant until the date the option is exercised, provided the subscription price is never reduced below the par value of the share. The vesting periods of options granted under the plan will be specific to each grant. There is no maximum number of shares authorized for awards of equity share options and authorized, un-issued or treasury shares of the Company may be used to satisfy exercised options.

In July 2016, the Company granted 1,170,000 share options with an exercise price of $8.00 per share, reduced for dividends paid of $0.70 per share up until December 31, 2019, to directors and officers in accordance with the terms of the Frontline Scheme. One third of the options vest over one year, one third vest over two years and one third vest over three years. The options have a five year term. In November 2018, the Company granted an additional 180,000 options, all of which were to employees and none were to directors and officers.

In January 2020, the Company issued 798,000 ordinary shares under its share option scheme to Robert Hvide Macleod at a strike price of $7.30 per share.

Details of options to acquire our ordinary shares by our directors and officers as of March 19, 2020, were as follows:

Director or Officer	Number of options		Exercise price*	Expiration Date
	Total	Vested
John Fredriksen	198,000	198,000	$7.30	July 2021
Ola Lorentzon	21,000	21,000	$7.30	July 2021
Inger M. Klemp	120,000	120,000	$7.30	July 2021

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

The following table presents certain information as of March 19, 2020, regarding the ownership of our ordinary shares with respect to each shareholder whom we know to beneficially own more than 5% of our outstanding ordinary shares.

Owner	Number of shares	%*
Hemen Holding Ltd.	79,145,703	40.0%
Urion Holdings (Malta) Limited**	9,967,354	5.0%

*Based on issued share capital of 197,692,321 following the issuance of 798,000 shares under the share option scheme in January 2020.

Our major shareholders have the same voting rights as our other shareholders. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

B.  RELATED PARTY TRANSACTIONS

See Note 28. to our audited Consolidated Financial Statements included herein.

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

Dividend Policy

In December 2015, our Board approved implementing a dividend policy to distribute quarterly dividends to shareholders equal to or close to earnings per share adjusted for non-cash items. In February 2020, we declared a dividend of $0.40 per share for the fourth quarter. In November 2019, we declared a dividend of $0.10 per share for the third quarter of 2019. No dividends were declared in 2018. In 2017, we declared dividends of $0.15 for the first quarter. In February 2017, we declared a dividend of $0.15 per share for the fourth quarter of 2016. The timing and amount of dividends, if any, is at the discretion of the Board. We cannot guarantee that our Board will declare dividends in the future.

B. SIGNIFICANT CHANGES

None.

ITEM 9. THE OFFER AND LISTING

The Company's ordinary shares are traded on the NYSE and OSE under the symbol "FRO". As at the date of this Annual Report, the Company had 197,692,321 ordinary shares outstanding.

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

The Companies Act provides shareholders holding 10% of the Company's voting shares the ability to request that the Board shall convene a meeting of shareholders to consider any business which the shareholders wish to be discussed by the shareholders including (as noted below) the removal of any director. However, the shareholders are not permitted to pass any resolutions relating to the management of the Company's business affairs unless there is a pre-existing provision in the Company's bye-laws which confers such rights on the shareholders. Subject to compliance with the time limits prescribed by the Companies Act, shareholders holding 20% of the voting shares (or alternatively, 100 shareholders) may also require the directors to circulate a written statement not exceeding 1,000 words relating to any resolution or other matter proposed to be put before, or dealt with at, the annual general meeting of the Company.

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

There are also procedures for the removal of one or more of the directors by the shareholders before the expiration of his or her term of office. Shareholders holding 10% or more of the voting shares of the Company may require the Board to convene a shareholder meeting to consider a resolution for the removal of a director. At least 14 days written notice of a resolution to remove a director must be given to the director affected, and that director must be permitted to speak at the shareholder meeting at which the resolution for his or her removal is considered by the shareholders.

The Companies Act stipulates that an undischarged bankruptcy of a director (in any country) shall prohibit that director from acting as a director, directly or indirectly, and taking part in or being concerned with the management of a company, except with leave of the court. The Company's bye-laws are more restrictive in that they stipulate that the office of a director shall be vacated upon the happening of any of the following events (in addition to the director's resignation or removal from office by the shareholders):

•	If that director becomes of unsound mind or a patient for any purpose of any statute or applicable law relating to mental health and the Board resolves that such director shall be removed from office;

•	If that director becomes bankrupt or compounds with his or her creditors;

•	If that director is prohibited by law from being a director; or

•	If that director ceases to be a director by virtue of the Companies Act (as defined in the bye-laws).

Under the Company's bye-laws, the minimum number of directors comprising the Board at any time shall be two. The Board currently consists of four directors. The minimum and maximum number of directors comprising the Board from time to time shall be determined by way of an ordinary resolution of the shareholders of the Company. The shareholders may, at the annual general meeting by ordinary resolution, determine that one or more vacancies in the Board be deemed casual vacancies. The Board, so long as a quorum remains in office, shall have the power to fill such casual vacancies. Under the Company’s bye-laws, the Board shall at all times comprise a majority of directors who are not resident in the United Kingdom. Each director will hold office until the next annual general meeting or until his or her successor is appointed or elected. The Company may, at a Special General Meeting called for the purpose of removing a director, do so, provided notice is served upon the concerned director 14 days prior to the meeting and he or she is entitled to be heard. Any vacancy created by such a removal may be filled at the meeting by the election of another person by the shareholders or in the absence of such election, by the Board.

Bermuda law permits the bye-laws of a Bermuda company to contain provisions excluding personal liability of a director, alternate director, officer, member of a committee authorized under Bye-law 108, resident representative or their respective heirs, executors or administrators to the company for any loss arising or liability attaching to him by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which the officer or person may be guilty. Bermuda law also grants companies the power generally to indemnify directors, alternate directors and officers of the Company and any members of a committee authorized under Bye-law 108, resident representatives or their respective heirs, executors or administrators if any such person was or is a party or threatened to be made a party to a threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director, alternate director or officer of the Company or member of a committee authorized under Bye-law 108, resident representative or their respective heirs, executors or administrators or was serving in a similar capacity for another entity at the company's request.

The Company's bye-laws do not prohibit a director from being a party to, or otherwise having an interest in, any transaction or arrangement with the Company or in which the Company is otherwise interested. The Company's bye-laws provide that a director who has an interest in any transaction or arrangement with the Company and who has complied with the provisions of the Companies Act and with its bye-laws with regard to disclosure of such interest shall be taken into account in ascertaining whether a quorum is present, and will be entitled to vote in respect of any transaction or arrangement in which he is so interested. The Company's bye-laws provide its Board the authority to exercise all of the powers of the Company to borrow money and to mortgage or charge all or any part of our property and assets as collateral security for any debt, liability or obligation. The Company's directors are not required to retire because of their age, and the directors are not required to be holders of the Company's ordinary shares. Directors serve for one year terms, and shall serve until re-elected or until their successors are appointed at the next annual general meeting.  The Company's bye-laws provide that no director, alternate director, officer, person or member of a committee, if any, resident representative, or his or her heirs, executors or administrators, which we refer to collectively as an indemnitee, is liable for the acts, receipts, neglects, or defaults of any other such person or any person involved in our formation, or for any loss or expense incurred by us through the insufficiency or deficiency of title to any property acquired by us, or for the insufficiency of deficiency of any security in or upon which any of our monies shall be invested, or for any loss or damage arising from the bankruptcy, insolvency, or tortious act of any person with whom any monies, securities, or effects shall be deposited, or for any loss occasioned by any error of judgment, omission, default, or oversight on his or her part, or for any other loss, damage or misfortune whatever which shall happen in relation to the execution of his or her duties, or supposed duties, to us or otherwise in relation thereto. Each indemnitee will be indemnified and held harmless out of our funds to the fullest extent permitted by Bermuda law against all liabilities, loss, damage or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him or her as such director, alternate director, officer, person or committee member or resident representative (or in his or her reasonable belief that he is acting as any of the above). In addition, each indemnitee shall be indemnified against all liabilities incurred in defending any proceedings, whether civil or criminal, in which judgment is given in such indemnitee's favor, or in which he is acquitted, or in connection with any application under the Companies Acts in which relief from liability is granted to him by the court. The Company is authorized to purchase insurance to cover any liability it may incur under the indemnification provisions of its bye-laws.

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

•	we will not be able to pay our liabilities as they fall due; or

•	the realizable value of our assets is less than our liabilities.

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

C. MATERIAL CONTRACTS

SFL

Charter Ancillary Agreements and Amendments

In May 2015, the Company and SFL agreed to amendments to the leases on 12 VLCCs and five Suezmax tankers, the related management agreements and further amendments to the charter ancillary agreements for the remainder of the charter periods. As a result of the amendments to the charter ancillary agreements, which took effect on July 1, 2015, the daily hire payable to SFL was reduced to $20,000 per day and $15,000 per day for VLCCs and Suezmax tankers, respectively. The fee due from SFL for operating costs was increased from $6,500 per day per vessel to $9,000 per day per vessel. In return, the Company issued 11.0 million new shares (as adjusted for the 1-for-5 reverse share split in February 2016) to SFL and the profit share above the new daily hire rates was increased from 25% to 50%. The Company was released from its guarantee obligation and in exchange, FSL, a wholly owned subsidiary of the Company and the chartering counterparty with SFL, has agreed to certain dividend restrictions. In order to make or pay any dividend or other distribution to the Company, FSL shall demonstrate a cash buffer of $2.0 million per vessel both prior to and following such payment, and following payment of the next monthly hire due plus any profit share accrued under the agreement as well as settling the promissory note related to the termination of the lease on Front Circassia, including accrued interest. As at December 31, 2019, the cash held by FSL of $13.1 million (2018: $3.5 million), may solely be used for vessel operations, payment of hire to SFL or other amounts incurred under the charters and Charter Ancillary Agreement, including the settlement of interest and principal due on any notes payable and any other amounts incurred in the ordinary course of business.

As the Merger with Frontline 2012 was accounted for as a reverse business acquisition in which Frontline 2012 is treated as the accounting acquirer, all of the Company's assets and liabilities were recorded at fair value on November 30, 2015 such that estimated profit share over the remaining terms of the leases has been recorded in the balance sheet obligations. Consequently, the Company will only record profit share expense following the Merger when the actual expense is different to that estimated at the date of the Merger. The Company recorded contingent rental income of $2.6 million in 2019 primarily due to the fact that the actual profit share expenses earned by SFL of $4.8 million was $2.2 million less than the amount accrued in the lease obligation payable when the leases were recorded at fair value at the time of the Merger. The Company recorded contingent rental income of $19.7 million in 2018 due to the fact that the actual profit share expenses earned by SFL of $1.5 million was $19.7 million less than the amount accrued in the lease obligation payable when the leases were recorded at fair value at the time of the Merger.

Trafigura transaction

In August 2019, the Company entered into the SPA with Trafigura to acquire 10 Suezmax tankers built in 2019 through the acquisition of a special purpose vehicle.

The Acquisition consideration per the SPA consists of (i) 16,035,856 ordinary shares of the Company at an agreed price of $8.00 per share issuable upon signing; and (ii) a cash amount of between $551.7 million and $538.2 million, payable upon the closing of the Acquisition, which is targeted to take place on March 16, 2020. Frontline agreed to time charter-in all of the 10 vessels from Trafigura until closing of the Acquisition at a daily rate of approximately $23,000. In addition, the Company agreed to charter-out five of the vessels to Trafigura for a period of three years at a daily base rate of $28,400 plus 50% profit share. As part of the Acquisition, the Company had options to acquire an additional four Suezmax tankers built in 2019 through the acquisition of a second special purpose vehicle. The Company elected not to exercise the options in September 2019.
In addition, the Company entered into a registration rights agreement dated August 23, 2019 with Trafigura, pursuant to which the Company agreed to register the shares issued to Trafigura for resale, subject to the conditions and limitations set forth therein.
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

The United States Treasury Department has recognized Bermuda, the country of incorporation of the Company and certain of its subsidiaries, as a qualified foreign country. In addition, the United States Treasury Department has recognized Liberia, the Republic of the Marshall Islands, Singapore and Bermuda, the countries of incorporation of certain of the Company's vessel-owning or chartering subsidiaries, as qualified foreign countries. Accordingly, the Company and its vessel owning subsidiaries satisfy the country of organization requirement.

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

Under the Treasury Regulations, stock of a foreign corporation is considered "primarily traded" on an established securities market in a country if the number of shares of each class of stock that is traded during the taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country. The Company's ordinary shares were "primarily traded" on the NYSE during the 2019 taxable year.

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

The Company believes that its ordinary shares have satisfied the Listing Threshold, as well as the Trading Frequency Test and Trading Volume Tests, during the 2019 taxable year.

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

During the 2019 taxable year, 5% Shareholders owned less than 50% of the Company's ordinary shares for more than half the number of days in the year. Therefore, the Company was not subject to the 50% Override Rule, and therefore the Company believes that it satisfied the Publicly-Traded Test for the 2019 taxable year.

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

Taxation of United States Holders

The following is a discussion of the material United States federal income tax considerations relevant to an investment decision by a United States Holder, as defined below, with respect to the ordinary shares. This summary is not intended to be applicable to all categories of investors, such as dealers in securities, traders in securities that elect the mark-to-market method of accounting, banks, thrifts or other financial institutions, insurance companies, regulated investment companies, tax-exempt organizations, United States expatriates, persons that hold ordinary shares as part of a straddle, conversion transaction or hedge, persons who own 10% or more, actually or constructively, of our outstanding stock (by vote or value), persons deemed to sell ordinary shares under the constructive sale provisions of the Code, United States Holders whose "functional currency" is other than the United States dollar, holders required to recognize income for United States federal income tax purposes no later than when such item of income is included on an “applicable financial statement,” persons subject to the “base erosion and anti-avoidance” tax, or holders subject to the alternative minimum tax, each of which may be subject to special rules. In addition, this discussion is limited to persons who hold ordinary shares as "capital assets" (generally, property held for investment) within the meaning of Code Section 1221. This summary does not contain a detailed description of all the United States federal income tax consequences to United States Holders in light of their particular circumstances and does not address the Medicare tax on net investment income, or the effects of any state, local or non-United States tax laws. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of ordinary shares.

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

Special rules may apply to any “extraordinary dividend,” generally, a dividend paid by the Company in an amount which is equal to or in excess of 10% of a shareholder’s adjusted tax basis or dividends received within a one-year period that, in the aggregate, equal or exceed 20% of a shareholder's adjusted tax basis (or fair market value upon the shareholder's election) in an ordinary share. If the Company pays an “extraordinary dividend” on its ordinary shares that is treated as “qualified dividend income,” then any loss derived by a United States Non-Corporate Holder from the sale or exchange of such ordinary shares will be treated as long-term capital loss to the extent of such dividend.

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

Based on the Company's current operations and future projections, the Company does not believe that it is, or that it has been, nor does it expect to become, a PFIC with respect to any taxable year.  Although there is no legal authority directly on point, the Company's belief is based principally on the position that, for purposes of determining whether the Company is a PFIC, the gross income the Company derives or is deemed to derive from the time chartering and voyage chartering activities should constitute services income, rather than rental income.  Correspondingly, the Company believes that such income does not constitute passive income, and the assets that the Company or its wholly owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, do not constitute assets that produce, or are held for the production of, passive income for purposes of determining whether the Company is a PFIC.

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

Other U.S. Information Reporting Obligations

Individuals who are United States Holders (and to the extent specified in applicable Treasury Regulations, certain United States entities) who hold "specified foreign financial assets" (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury Regulations).  Specified foreign financial assets would include, among other assets, the ordinary shares, unless the ordinary shares are held through an account maintained with a United States financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual United States Holder (and to the extent specified in applicable Treasury Regulations a United States entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of United States federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed.  United States Holders (including United States entities) are encouraged to consult their own tax advisors regarding their reporting obligations under this legislation.

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

As of December 31, 2019, the Company's outstanding debt which was at variable interest rates, net of the amount subject to interest rate swap agreements, was $1,247.7 million. Based on this, a one percentage point increase in annual LIBOR interest rates would increase its annual interest expense by approximately $12.5 million, excluding the effects of capitalization of interest.

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

Interest Rate Swap Agreements
In February 2013, Frontline 2012 entered into six interest rate swaps with Nordea Bank whereby the floating interest rate on an original principal amount of $260 million of the then anticipated debt on 12 MR product tanker newbuildings was switched to fixed rate. Six of these newbuildings were subsequently financed from the $466.5 million term loan facility. In February 2016, the Company entered into an interest rate swap with DNB whereby the floating interest on notional debt of $150.0 million was switched to fixed rate. The fair value of these swaps at December 31, 2019 was an asset of $0.1 million (2018: $7.6 million) and a liability of $4.3 million (2018: nil). The Company recorded a loss on these interest rate swaps of $10.1 million in 2019 (2018: gain of $4.3 million).

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

a)   Disclosure Controls and Procedures

Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this annual report as of December 31, 2019. Based upon that evaluation, the principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective as of the evaluation date.

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

•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with the authorizations of Company's management and directors; and

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

Management conducted the evaluation of the effectiveness of the Company's internal controls over financial reporting using the control criteria framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its report entitled Internal Control-Integrated Framework (2013).

Our management with the participation of our principal executive officer and principal financial officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31, 2019. Based upon that evaluation, our management with the participation of our principal executive officer and principal financial officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2019.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2019 has been audited by PricewaterhouseCoopers AS, an independent registered public accounting firm, as stated in their report which appears herein.

c)   Attestation Report of Independent Registered Public Accounting Firm

The independent registered public accounting firm that audited the consolidated financial statements, PricewaterhouseCoopers AS, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2019, appearing under Item 18, and such report is incorporated herein by reference.

d)   Changes in internal control over financial reporting

There were no changes in the Company's internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Company's principal accountant for 2019 and 2018 was PricewaterhouseCoopers AS. The following table sets forth for the two most recent fiscal years the fees paid or accrued for audit and services provided by PricewaterhouseCoopers AS to the Company.

(in thousands of $)	2019	2018
Audit Fees (a)	1,480	1,203
Audit-Related Fees (b)	—	4
Tax Fees (c)	14	15
All Other Fees (d)	—	29
Total	1,494	1,251

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

The Company's Board has adopted pre-approval policies and procedures in compliance with paragraph (c) (7)(i) of Rule 2-01 of Regulation S-X that require the Board to approve the appointment of the independent auditor of the Company before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company. All services provided by the principal auditor in 2019 and 2018 were approved by the Board pursuant to the pre-approval policy.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Pursuant to an exception under the NYSE listing standards available to foreign private issuers, we are not required to comply with all of the corporate governance practices followed by U.S. companies under the NYSE listing standards, which are available at www.nyse.com.  Pursuant to Section 303A.11 of the NYSE Listed Company Manual, we are required to list the significant differences between our corporate governance practices and the NYSE standards applicable to listed U.S. companies. Set forth below is a list of those differences:

•
Independence of Directors. The NYSE requires that a U.S. listed company maintain a majority of independent directors. As permitted under Bermuda law and our bye-laws, three members of our Board, Mr Ola Lorentzon, Mr. James O'Shaughnessy and Ms Ulrika Laurin, are independent according to the NYSE's standards for independence applicable to a foreign private issuer.

•
Executive Sessions.  The NYSE requires that non-management directors meet regularly in executive sessions without management. We intend to hold executive sessions at which all non-management directors are present at least twice a year. The NYSE also requires that all independent directors meet in an executive session at least once a year. We intend to hold executive sessions at which only independent directors are present at least twice a year.

•
Nominating/Corporate Governance Committee.  The NYSE requires that a listed U.S. company have a nominating/corporate governance committee of independent directors and a committee charter specifying the purpose, duties and evaluation procedures of the committee. As permitted under Bermuda law and our bye-laws, we do not currently have a nominating or corporate governance committee.

•
Compensation Committee. The NYSE requires U.S. listed companies to have a compensation committee composed entirely of independent directors and a committee charter addressing the purpose, responsibility, rights and performance evaluation of the committee. As permitted under Bermuda law and our bye-laws, we do not currently have a compensation committee and compensation of executive officers is not required to be determined by a committee composed of independent members.

•
Audit Committee.  The NYSE requires, among other things, that a listed U.S. company have an audit committee with a minimum of three members, all of whom are independent. As permitted by Rule 10A-3 under the Securities Exchange Act of 1934, our audit committee consists of two independent members of our Board, Mr. James O'Shaughnessy and Ms Ulrika Laurin.

•
Shareholder Approval Requirements. The NYSE requires that a listed U.S. company obtain prior shareholder approval for certain issuances of authorized stock or the approval of, and material revisions to, equity compensation plans. As permitted under Bermuda law and our bye-laws, we do not seek shareholder approval prior to issuances of authorized stock but we do seek shareholder approval to equity compensation plans and to material revisions thereof

•
Corporate Governance Guidelines.  The NYSE requires U.S. companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation of the Board. We are not required to adopt such guidelines under Bermuda law and we have not adopted such guidelines.

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

2.1*	Form of Ordinary Share Certificate, incorporated by reference to Exhibit 2.1 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2015.

2.2	Description of securities

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

4.12*
Registration Rights Agreement, dated August 23, 2019, by and among Frontline Ltd. and Urion Holdings (Malta) Limited, attached as Exhibit 2 to the Company's Current Report on Form 6-K, dated September 26, 2019 and incorporated herein by reference.

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

Frontline Ltd.
(Registrant)

Date: March 19, 2020	By:	/s/ Inger M. Klemp
	Name:	Inger M. Klemp
	Title:	Principal Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Frontline Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Frontline Ltd. and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of operations, consolidated statements of comprehensive income, consolidated statements of cash flows and consolidated statements of changes in equity for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Changes in Accounting Principles
As discussed in Note 3 to the consolidated financial statements the Company changed the manner in which it accounts for leases in 2019, and the manner in which it accounts for marketable securities and the manner it accounts for revenue from contracts with customers in 2018.

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
March 19, 2020

We have served as the Company’s auditor since 2012.

Frontline Ltd.
Consolidated Statements of Operations for the years ended December 31, 2019, 2018 and 2017
(in thousands of $, except per share data)

	2019	2018	2017
Operating revenues
Voyage charter revenues	887,495	690,901	518,156
Time charter revenues	35,433	26,067	106,237
Finance lease interest income	690	1,293	1,748
Other income	33,704	24,005	20,185
Total operating revenues	957,322	742,266	646,326
Other operating gains	3,422	10,206	2,381
Operating expenses
Voyage expenses and commission	395,482	377,772	259,334
Contingent rental income	(2,607)	(19,738)	(26,148)
Ship operating expenses	157,007	130,623	135,728
Charter hire expenses	8,471	21,244	19,705
Impairment loss on vessels and vessels held under finance lease	—	—	164,187
Impairment loss on goodwill	—	—	112,821
Administrative expenses	45,019	37,294	37,603
Depreciation	117,850	122,566	141,748
Total operating expenses	721,222	669,761	844,978
Net operating income (loss)	239,522	82,711	(196,271)
Other income (expenses)
Interest income	1,506	843	588
Interest expense	(94,461)	(93,275)	(69,815)
Unrealized gain (loss) on marketable securities	1,737	(3,526)	—
Gain on sale of shares	—	1,026	1,061
Share of results of associated company	1,681	246	—
Foreign currency exchange loss	(26)	(869)	(55)
Gain (loss) on derivatives	(10,069)	4,256	(753)
Other non-operating items, net	403	506	1,213
Net other expenses	(99,229)	(90,793)	(67,761)
Net income (loss) before income taxes and non-controlling interest	140,293	(8,082)	(264,032)
Income tax expense	(307)	(316)	(290)
Net income (loss)	139,986	(8,398)	(264,322)
Net income attributable to non-controlling interest	(14)	(482)	(539)
Net income (loss) attributable to the Company	139,972	(8,880)	(264,861)

Basic earnings (loss) per share attributable to the Company	$0.81	$(0.05)	$(1.56)
Diluted earnings (loss) per share attributable to the Company	$0.78	$(0.05)	$(1.56)

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline Ltd.
Consolidated Statements of Comprehensive Income for the years ended December 31, 2019, 2018 and 2017
(in thousands of $)

	2019	2018	2017
Comprehensive income
Net income (loss)	139,986	(8,398)	(264,322)
Unrealized gain from marketable securities	—	—	1,901
Gain from marketable securities reclassified to Consolidated Statement of Operations	—	—	(571)
Foreign currency translation gain	106	893	158
Other comprehensive income	106	893	1,488
Comprehensive income (loss)	140,092	(7,505)	(262,834)

Comprehensive income attributable to non-controlling interest	14	482	539
Comprehensive income (loss) attributable to the Company	140,078	(7,987)	(263,373)
Comprehensive income (loss)	140,092	(7,505)	(262,834)

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline Ltd.
Consolidated Balance Sheets as of December 31, 2019 and 2018
(in thousands of $)

	2019	2018
ASSETS
Current Assets
Cash and cash equivalents	174,223	66,484
Restricted cash	3,153	1,420
Marketable securities	3,642	836
Marketable securities pledged to creditors	7,323	8,392
Trade accounts receivable, net	63,245	53,982
Related party receivables	15,581	7,895
Other receivables	25,468	17,068
Inventories	66,664	68,765
Voyages in progress	71,339	59,437
Prepaid expenses and accrued income	11,167	7,804
Current portion of investment in finance lease	157	10,803
Other current assets	6,526	5,359
Total current assets	448,488	308,245
Long-term assets
Newbuildings	46,068	52,254
Vessels and equipment, net	2,579,905	2,476,755
Vessels and equipment under finance lease, net	418,390	90,676
Right-of-use assets under operating leases	12,058	—
Investment in finance lease	10,822	10,979
Goodwill	112,452	112,452
Derivative instruments receivable	148	7,641
Investment in associated company	4,927	6,246
Prepaid consideration	55,287	—
Other long-term assets	9,273	12,593
Total assets	3,697,818	3,077,841
LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	438,962	120,479
Current portion of obligations under finance leases	283,463	11,854
Current portion of obligations under operating lease	4,916	—
Related party payables	20,186	18,738
Trade accounts payable	13,042	22,212
Accrued expenses	75,745	37,031
Derivative instruments payable	4,264	—
Other current liabilities	7,545	3,904
Total current liabilities	848,123	214,218
Long-term liabilities
Long-term debt	1,254,417	1,610,293
Obligations under finance leases	76,447	87,930
Obligations under operating lease	7,561	—
Other long-term liabilities	1,062	1,183

Total liabilities	2,187,610	1,913,624
Commitments and contingencies
Equity
Share capital (196,894,321 shares. 2018: 169,821,192 shares. All shares are issued and outstanding at par value $1.00 per share)	196,894	169,821
Additional paid in capital	397,210	198,497
Contributed surplus	1,070,688	1,090,376
Accumulated other comprehensive income	330	224
Retained deficit	(155,146)	(295,118)
Total equity attributable to the Company	1,509,976	1,163,800
Non-controlling interest	232	417
Total equity	1,510,208	1,164,217
Total liabilities and equity	3,697,818	3,077,841

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline Ltd.
Consolidated Statements of Cash Flows for the years ended December 31, 2019, 2018 and 2017
(in thousands of $)

	2019	2018	2017
Net income (loss)	139,986	(8,398)	(264,322)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	117,850	122,566	141,748
Amortization of deferred charges	4,646	2,472	1,913
Other operating gains	—	(10,308)	(2,378)
Gain on sale of shares	—	(1,026)	(1,061)
Contingent rental income	(2,607)	(21,273)	(26,148)
Finance lease payments received	15,149	—	—
Impairment loss on vessels and vessels under finance lease	—	—	164,187
Mark to market on marketable securities	(1,737)	3,526	—
Share of results from associated company and gain on equity interest	(1,681)	(246)	—
Impairment loss on goodwill	—	—	112,821
Mark to market loss (gain) on derivatives	11,757	(3,190)	(93)
Other, net	756	743	1,953
Changes in operating assets and liabilities, net of acquisition:
Trade accounts receivable	(13,608)	(133)	(506)
Other receivables	(8,400)	227	2,122
Inventories	2,102	(7,323)	(24,079)
Voyages in progress	(11,902)	(41,486)	7,084
Prepaid expenses and accrued income	(3,364)	(1,633)	(429)
Other current assets	6,006	(2,349)	(1)
Trade accounts payable	(9,171)	10,403	7,485
Accrued expenses	36,342	(1,177)	12,645
Related party balances	(5,388)	6,990	3,062
Other current liabilities	3,641	(2,163)	(6,178)
Other	(190)	(51)	660
Net cash provided by operating activities	280,187	46,171	130,485
Investing activities
Additions to newbuildings, vessels and equipment	(195,972)	(216,310)	(713,560)
Purchase of shares	—	—	(46,100)
Investment in associated company	—	(6,000)	—
Return of loan to associated company	3,000	—	—
Finance lease payments received	—	5,336	9,745
Net proceeds from sale of shares	—	17,757	27,412
Reduction in prepaid consideration	2,401	—	—
Net cash used in investing activities	(190,571)	(199,217)	(722,503)
Financing activities
Net proceeds from issuance of shares	98,415	85	—
Proceeds from long-term debt	146,007	298,871	673,416
Repayment of long-term debt	(185,262)	(172,412)	(83,951)
Payment of obligations under finance leases	(15,228)	(10,094)	(31,854)
Lease termination payments	—	—	(19,006)

Purchase of shares from non-controlling interest	(269)	—	—
Debt fees paid	(4,119)	—	(3,495)
Cash dividends paid	(19,688)	(386)	(51,401)
Proceeds from secured short-term borrowings	—	—	10,116
Net cash provided by financing activities	19,856	116,064	493,825
Net change in cash, cash equivalents and restricted cash	109,472	(36,982)	(98,193)
Cash , cash equivalents and restricted cash at beginning of year	67,904	104,886	203,079
Cash, cash equivalents and restricted cash at end of year	177,376	67,904	104,886

Supplemental disclosure of cash flow information:
Interest paid, net of interest capitalized	90,602	80,887	57,291
Income taxes paid	324	329	1,222

Details of non-cash investing and financing activities are given in Note 30.

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline Ltd.
Consolidated Statements of Changes in Equity for the years ended December 31, 2019, 2018 and 2017
(in thousands of $, except number of shares)

	2019	2018	2017
Number of shares outstanding
Balance at the beginning of the year	169,821,192	169,809,324	169,809,324
Shares issued under ATM program	11,037,273	11,868	—
Shares issued as consideration for Trafigura acquisition	16,035,856	—	—
Balance at the end of the year	196,894,321	169,821,192	169,809,324

Share capital
Balance at the beginning of the year	169,821	169,809	169,809
Shares issued under ATM program	11,037	12	—
Shares issued as consideration for Trafigura acquisition	16,036	—	—
Balance at the end of the year	196,894	169,821	169,809

Additional paid in capital
Balance at the beginning of year	198,497	197,399	195,304
Stock compensation expense	438	1,025	2,095
Adjustment on repurchase of non-controlling interest	(70)	—	—
Shares issued under ATM program	87,378	73	—
Shares issued as consideration for Trafigura acquisition	110,967	—	—
Balance at the end of year	397,210	198,497	197,399

Contributed surplus
Balance at the beginning of year	1,090,376	1,090,376	1,099,680
Cash dividends	(19,688)	—	(9,304)
Balance at the end of year	1,070,688	1,090,376	1,090,376

Accumulated other comprehensive income
Balance at the beginning of year	224	2,227	739
Other comprehensive income	106	893	1,488
Change in accounting policy: Marketable securities	—	(2,896)	—
Balance at the end of year	330	224	2,227

Retained earnings (deficit)
Balance at the beginning of year	(295,118)	(272,503)	34,069
Net income (loss)	139,972	(8,880)	(264,861)
Change in accounting policy: ASC 606/340	—	(16,631)	—
Change in accounting policy: Marketable securities	—	2,896	—
Cash dividends	—	—	(41,711)
Balance at the end of year	(155,146)	(295,118)	(272,503)

Total equity attributable to the Company	1,509,976	1,163,800	1,187,308

Non-controlling interest
Balance at the beginning of year	417	321	168
Net income	14	482	539
Adjustment on repurchase of non-controlling interest	(199)	—	—
Dividend paid to non-controlling interest	—	(386)	(386)
Balance at the end of year	232	417	321

Total equity	1,510,208	1,164,217	1,187,629

See accompanying Notes that are an integral part of these Consolidated Financial Statements

Frontline Ltd.
Notes to the Consolidated Financial Statements

1.	ORGANIZATION AND BUSINESS

Historical Structure of the Company

Frontline Ltd., the Company or Frontline, is an international shipping company incorporated in Bermuda as an exempted company under the Bermuda Companies Law of 1981 on June 12, 1992. The Company's ordinary shares are listed on the New York Stock Exchange and the Oslo Stock Exchange under the symbol of "FRO".

On July 1, 2015, the Company, Frontline Acquisition Ltd, or Frontline Acquisition, a newly formed and wholly owned subsidiary of the Company, and Frontline 2012 Ltd, or Frontline 2012, entered into an agreement and plan of merger, (as amended from time to time, the "Merger Agreement") pursuant to which Frontline Acquisition and Frontline 2012 agreed to enter into a merger transaction, or the Merger, with Frontline 2012 as the surviving legal entity and thus becoming a wholly owned subsidiary of the Company. For accounting purposes, the acquisition of Frontline 2012 has been treated as a reverse business acquisition. The Merger was completed on November 30, 2015 and shareholders in Frontline 2012 received shares in the Company as merger consideration. One share in Frontline 2012 gave the right to receive 2.55 shares in the Company and 583.6 million shares were issued as merger consideration based on the total number of Frontline 2012 shares of 249.1 million less 6.8 million treasury shares held by Frontline 2012 and 13.46 million Frontline 2012 shares held by the Company, which were cancelled upon completion of the Merger.

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

As of December 31, 2019, the Company's fleet consisted of 71 vessels, with an aggregate capacity of approximately 13.5 million DWT. The Company's fleet consisted of:

(i)	48 vessels owned by the Company (14 VLCCs, 16 Suezmax tankers and 18 LR2/Aframax tankers),

(ii)	three VLCCs that are under finance leases,

(iii)
10 Suezmax tankers to be acquired under the Sale and Purchase Agreement, or the SPA, with Trafigura Maritime Logistics, or TML, a wholly owned subsidiary of Trafigura Group Pte Ltd, or Trafigura, five of which are currently recorded under finance leases and five of which will be recorded on closing of the Acquisition, (see Note 5. to our consolidated financial statements for a detailed description of the accounting for this transaction)

(iv)	one VLCC that is recorded as an investment in a finance lease,

(v)	two VLCCs chartered-in from an unrelated third party, and

(vi)	seven vessels that are under the Company's commercial management (three VLCCs, two Suezmax tankers and two Aframax oil tankers).

Furthermore, as of December 31, 2019, the Company’s newbuilding program comprised one Suezmax tanker and one VLCC, which are expected to be delivered in April and May 2020, respectively, and four LR2 tankers, which are expected to be delivered in January 2021, March 2021, October 2021 and January 2022.

2.	ACCOUNTING POLICIES

Basis of presentation
Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements include the assets and liabilities of us and our wholly owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

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

Use of estimates
The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions impact, among others, the following: vessels and obligations under finance leases, the amount of uncollectible accounts and accounts receivable, the amount to be paid for certain liabilities, including contingent liabilities, the amount of costs to be capitalized in connection with the construction of our newbuildings and the lives of our vessels. Actual results could differ from those estimates.

Fair values
We have determined the estimated fair value amounts presented in these consolidated financial statements using available market information and appropriate methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. The estimates presented in these consolidated financial statements are not necessarily indicative of the amounts that we could realize in a current market exchange. Estimating the fair value of assets acquired and liabilities assumed in a business combination requires the use of estimates and significant judgments, among others, the following: the expected revenues earned by vessels held under finance lease and the operating costs (including drydocking costs) of those vessels, the expected contingent rental expense, if applicable, to be included in obligations under finance lease, the discount rate used in cash flow based valuations, the market assumptions used when valuing acquired time charter contracts and the value of contingent claims. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Principles of consolidation
The consolidated financial statements include the accounts for us and our wholly owned subsidiaries. Intercompany accounts and transactions have been eliminated on consolidation. The operating results of acquired companies are included in our Consolidated Statement of Operations from the date of acquisition.

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

Marketable securities

Marketable equity securities held by the Company are considered to be available-for-sale securities and as such are carried at fair value. Any resulting unrealized gains and losses, net of deferred taxes if any, are recorded as a separate component of other comprehensive income in equity unless the securities are considered to be other than temporarily impaired, in which case unrealized losses are recorded in the Consolidated Statement of Operations for the year ended December 31, 2017.

In 2018, the Company adopted the targeted improvements to ASC 825-10 Recognition and Measurement of Financial Assets and Liabilities. The Company adopted the new guidance using the modified retrospective method, with no changes recognized in the prior year comparatives and a cumulative catch up adjustment recognized in the opening retained deficit. As a result of the adoption of this guidance the Company records the movement in the fair value of Marketable Securities in the Consolidated Statement of Operations.

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

Vessels and equipment under finance lease
The Company classifies a lease as a finance lease when the lease meets any of the following criteria at lease commencement:

•	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.

•	The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.

•
The lease term is for the major part of the remaining economic life of the underlying asset. However, if the commencement date falls at or near the end of the economic life of the underlying asset, this criterion shall not be used for purposes of classifying the lease.

•
The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset.

•	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

When none of these criteria are met the Company classifies the lease as an operating lease.

At the commencement date, Frontline shall recognize a lease liability at the present value of the lease payments not yet paid, discounted using the discount rate for the lease at lease commencement and a right-of-use asset. The right-of-use asset shall consist of all of the lease liability, any lease payments made to the lessor at or before the commencement date, minus any lease incentives received, and any initial direct costs incurred by the lessee. Each lease payment is allocated between liability and finance charges to achieve a constant rate on the balance outstanding. The interest element of the finance cost is charged to the Consolidated Statement of Operations over the lease period.

Three of the Company's finance leases were acquired as a result of the Merger and contain a profit share (contingent rental expense), which was reflected in the fair valuation of the obligations under finance lease at the date of the Merger. Any variations in the estimated profit share expense as compared to actual profit share expense incurred is accounted for as contingent rental income or expense and is recorded in the Consolidated Statement of Operations in the period in which it becomes realizable.

Depreciation of vessels and equipment under finance lease is included within "Depreciation" in the Consolidated Statement of Operations. Vessels and equipment under finance lease are depreciated on a straight-line basis from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. However, if the lease transfers ownership of the underlying asset to the Company or the Company is reasonably certain to exercise an option to purchase the underlying asset, the Company depreciates the right-of-use asset to the end of the useful life of the underlying asset.

Upon termination of a finance lease, any remaining assets and obligations related to the vessel are written off to the Statement of Operations. The net position, including any termination payments, are presented in Other operating gains (losses).

Vessels and equipment under operating lease
The Company as lessee currently has two major categories of operating leases: chartered-in vessels and leased office and other space. The Company recognizes right-of-use assets and corresponding lease liabilities for its operating leases.

The Company has not elected the practical expedient to not separate lease and non-lease components for all of our leases where we are the lessee. ASC 842 also allows lessees to elect as an accounting policy not to apply the provisions of ASC 842 to short-term leases (i.e., leases with an original term of 12-months or less). Instead, a lessee may recognize the lease payments in profit or loss on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred. The accounting policy election for short-term leases shall be made by class of underlying asset to which the right of use relates. The Company has elected not to apply the provisions of ASC 842 to short-term leases.

Where the Company is lessee, operating lease expense is recognized on a straight-line basis over the lease term.

In determining the appropriate discount rate to use in calculating the present value of the Company’s contractual lease payments, the Company makes significant judgments and assumptions to estimate the incremental borrowing rate, or IBR, as the rate implicit in the Company’s leases cannot be readily determined. The incremental borrowing rate is defined as the rate of interest that a lessee would have to pay to borrow on a 100% collateralized basis over a term similar to the lease term and amount equal to the lease payments in a similar economic environment.

The Company makes significant judgments and assumptions to separate lease components from non-lease components of our contracts. For purposes of determining the standalone selling price of the vessel lease and non-lease components of the Company’s time charters and voyage charters, the Company uses the residual approach given that vessel rates are highly variable depending on shipping market conditions. The Company believes that the standalone transaction price attributable to the non-lease component is more readily determinable than the price of the lease component and, accordingly, the price of the service components is estimated using cost plus a margin and the residual transaction price is attributed to the lease component.

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

Impairment of long-lived assets
The carrying values of long-lived assets held and used by the Company and newbuildings are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Such indicators may include depressed spot rates, depressed secondhand tanker values and issues at the shipyard. The Company assesses recoverability of the carrying value of each asset or newbuilding on an individual basis by estimating the future net cash flows expected to result from the asset, including eventual disposal. In developing estimates of future cash flows, the Company must make assumptions about future performance, with significant assumptions being related to charter rates, ship operating expenses, utilization, drydocking requirements, residual values, the estimated remaining useful lives of the vessels and the probability of lease terminations. These assumptions are based on historical trends as well as future expectations. If the future net undiscounted cash flows are less than the carrying value of the asset, or the current carrying value plus future newbuilding commitments, an impairment loss is recorded equal to the difference between the asset's or newbuildings carrying value and fair value. In addition, long-lived assets to be disposed of are reported at the lower of carrying amount and fair value less estimated costs to sell.

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

Revenue and expense recognition
The Company recognizes revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the Company expects to be entitled for those goods or services. To do so, the Company performs the following five steps: (1) identifies the contract(s) with a customer; (2) identifies the performance obligations of the contract; (3) determines the transaction price; (4) allocates the transaction price to the performance obligations in the contract; and (5) recognizes revenue when (or as) the Company satisfies a performance obligation.

Our shipping revenues are primarily generated from time charters and voyage charters. In a time charter voyage, the vessel is hired by the charterer for a specified period of time in exchange for consideration which is based on a daily hire rate. Generally, the charterer has the discretion over the ports visited, shipping routes and vessel speed. The contract/charter party generally provides typical warranties regarding the speed and performance of the vessel. The charter party generally has some owner protective restrictions such that the vessel is sent only to safe ports by the charterer and carries only lawful or non hazardous cargo. In a time charter contract, we are responsible for all the costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubes. The charterer bears the voyage related costs such as bunker expenses, port charges, canal tolls during the hire period. The performance obligations in a time charter contract are satisfied over term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to us. The charterer generally pays the charter hire in advance of the upcoming contract period. Time charter contracts, bareboat contracts and the lease component in those voyage charter contracts which we consider to be leases are accounted for under ASC 840 Leases up until December 31, 2018 and under ASC 842 leases thereafter, and revenues are recorded over the term of the charter as a service is provided. When a time charter contract is linked to an index, we recognize revenue for the applicable period based on the actual index for that period.

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

The Company has determined that its voyage charter contracts, that qualify for accounting under ASC 606, consist of a single performance obligation of transporting the cargo within a specified time period. Therefore, the performance obligation is met evenly as the voyage progresses, and the revenue is recognized on a straight line basis over the voyage days from the commencement of loading to completion of discharge. Contract assets with regards to voyage revenues are reported as "Voyages in progress" as the performance obligation is satisfied over time. Voyage revenues typically become billable and due for payment on completion of the voyage and discharge of the cargo, at which point the receivable is recognized as "Trade accounts receivable, net".

In a voyage contract, the Company bears all voyage related costs such as fuel costs, port charges and canal tolls. To recognize costs incurred to fulfill a contract as an asset, the following criteria shall be met: (i) the costs relate directly to the contract, (ii) the costs generate or enhance resources of the entity that will be used in satisfying performance obligations in the future and (iii) the costs are expected to be recovered. The costs incurred during the period prior to commencement of loading the cargo, primarily bunkers, are deferred as they represent setup costs and recorded as a current asset and are subsequently amortized on a straight-line basis as we satisfy the performance obligations under the contract. Costs incurred to obtain a contract, such as commissions, are also deferred and expensed over the same period. Costs incurred during the performance of a voyage are expensed as incurred.

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

Other operating (losses) gains
Other operating (losses) gains relate to (i) gains and losses on the termination of finance leases before the expiration of the lease term, which are accounted for by removing the carrying value of the asset and obligation, with a gain or loss recognized for the difference. Gains and losses on the termination of leases are accounted for when the lease is terminated and the vessel is redelivered to the owners, (ii) gains and losses on the sale of vessels, which are recognized when the vessel has been delivered and all risks have been transferred and are determined by comparing the proceeds received with the carrying value of the vessel and (iii) gains or losses from pooling and other revenue sharing arrangements where the Company is considered the principal under the charter parties and records voyage revenues and costs gross, with the adjustments required as a result of the revenue sharing arrangement being recognized as other operating gains or losses.

Drydocking
Normal vessel repair and maintenance costs are expensed when incurred. The Company recognizes the cost of a drydocking at the time the drydocking takes place, that is, it applies the "expense as incurred" method.

Contingent rental income (expense)
Contingent rental income (expense) results from the Company's finance leases acquired as a result of the Merger. Any variations in the estimated profit share expense that was included in the fair valuation of these lease obligations on the date of the Merger as compared to actual profit share expense incurred is accounted for as contingent rental income (expense). Any contingent rental expense on operating leases is recorded as charter hire expense. When a lease is terminated, the estimated profit share included with the lease obligation, as calculated at the time of the Merger, is written off to other operating gains or losses in the Consolidated Statement of Operations.

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

Earnings per share
Basic earnings per share is computed based on the income available to ordinary shareholders and the weighted average number of shares outstanding. Diluted earnings per share includes the effect of the assumed conversion of potentially dilutive instruments. ASC 260 defines issued shares that are held in escrow and all or part must be returned if specified conditions are not met as "contingently returnable" and as such are omitted from the calculation of basic earnings per share. Such shares are included in diluted earnings per share.

Share-based compensation
The Company accounts for share-based payments in accordance with ASC Topic 718 "Compensation – Stock Compensation", under which the fair value of issued stock options is expensed over the period in which the options vest.

3.	RECENT ACCOUNTING PRONOUNCEMENTS

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which revises guidance for the accounting for credit losses on financial instruments within its scope. The new standard introduces an approach, based on expected losses, to estimate credit losses on certain types of financial instruments and modifies the impairment model for available-for-sale debt securities. In April 2019, the FASB issued ASU No. 2019-04, Codification improvements to Financial instruments-Credit Losses, (Topic 326), which includes amendments related to the estimate of equity method losses. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments-Credit Losses, which clarifies that receivables arising from operating leases are not within the scope of Subtopic 326-20. Instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases. The accounting standard updates are effective January 1, 2020. Entities are required to apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. Based on the Company's evaluation, these standard updates will not materially impact its consolidated financial statements and related disclosures on adoption.

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and other (Topic 350), which simplifies the test for goodwill impairment. The accounting update eliminates Step 2 from the goodwill impairment test. In computing the implied fair value of goodwill under Step 2, an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities (including unrecognized assets and liabilities) following the procedure that would be required in determining the fair value of the assets acquired and liabilities assumed in a business combination. Instead an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value, however the loss recognized should not exceed the total amount of goodwill allocated to the reporting unit. The accounting standard update is effective January 1, 2020. The Company will apply the one step approach in our quantitative assessments thereafter which may result in the recognition of impairment losses sooner as compared to the two-step impairment test. Management does not expect the adoption of this accounting standard to have a material impact on the Company’s consolidated financial statements on adoption.

In August 2018, the FASB issued ASU 2018-13 Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. This update removes, modifies and adds specific disclosure requirements in relation to fair value measurement with the aim of improving the effectiveness of disclosures to the financial statements. The accounting standard update is effective January 1, 2020 and the Company will disclose the required information in our consolidated financial statements and related disclosures thereafter. Management does not expect the adoption of this accounting standard to have a material impact on the Company’s consolidated financial statements

In November 2018, the FASB issued ASU 2018-18, Collaborative Arrangements (Topic 808), to provide clarity on when transactions between entities in a collaborative arrangement should be accounted for under the new revenue standard, ASC 606. In determining whether transactions in collaborative arrangements should be accounted under the revenue standard, the update specifies that entities shall apply unit of account guidance to identify distinct goods or services and whether such goods and services are separately identifiable from other promises in the contract. The accounting update also precludes entities from presenting transactions with a collaborative partner which are not in scope of the new revenue standard together with revenue from contracts with customers. The accounting standard update is effective January 1, 2020 and the adoption of the accounting standard update is not expected to have a material impact on our consolidated financial statements and related disclosures.

Accounting Standards Updates, recently adopted

ASC 842 (Leases)
The Company has adopted ASC 842 effective January 1, 2019 using the modified retrospective transition approach, which allows the Company to recognize a cumulative effect adjustment to the opening balance of accumulated deficit in the period of adoption rather than restate our comparative prior year periods. Based on the Company's analysis, the cumulative effect adjustment to the opening balance of accumulated deficit is zero because (i) the Company did not have any unamortized initial direct costs as of January 1, 2019 that needed to be written off; (ii) the Company did not have any lease incentives or accrued rental transactions that needed to be recognized; and (iii) the timing and pattern of revenue recognition under its revenue contracts that have lease and non-lease components is the same and even if accounted for separately, the lease component of such contracts would be considered operating leases.

Upon adoption of ASC 842, the Company has recognized right-of-use assets and corresponding lease liabilities of $18.5 million on the balance sheet in relation to our operating leases, which have then been amortized during the year ended December 31, 2019. The implementation of this standard has not caused a material change in the Company's operating expenses in the fiscal year 2019. For arrangements where we are the lessor, the adoption of the new lease standard has not had a material impact on our financial statements.

ASU 2018-07 (ASC 718 Compensation - Stock Compensation)
The Company has adopted this update effective January 1, 2019. The amendments in this update expand the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. An entity should apply the requirements of Topic 718 to nonemployee awards except for specific guidance on inputs to an option pricing model and the attribution of cost (that is, the period of time over which share-based payment awards vest and the pattern of cost recognition over that period). The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The amendments also clarify that Topic 718 does not apply to share-based payments used to effectively provide (1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under Topic 606, Revenue from Contracts with Customers. Consistent with the accounting requirement for employee share-based payment awards, nonemployee share-based payment awards within the scope of Topic 718 are measured at grant-date fair value of the equity instruments that an entity is obligated to issue when the good has been delivered or the service has been rendered and any other conditions necessary to earn the right to benefit from the instruments have been satisfied. Equity-classified nonemployee share- based payment awards are measured at the grant date. The definition of the term grant date was also amended to generally state the date at which a grantor and a grantee reach a mutual understanding of the key terms and conditions of a share-based payment award. Consistent with the accounting for employee share-based payment awards, an entity considers the probability of satisfying performance conditions when nonemployee share-based payment awards contain such conditions. An entity should only remeasure liability-classified awards that have not been settled by the date of adoption and equity-classified awards for which a measurement date has not been established through a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. Upon transition, the entity is required to measure these nonemployee awards at fair value as of the adoption date. No such remeasurement is required upon adoption of the Update by the Company. The revised definition of the grant date of share-based awards has been applied in accounting for the share consideration transferred to Trafigura on signing of the SPA. The shares have been accounted for as prepaid consideration at the grant date when a mutual understanding of the key terms and conditions for the issuance is reached on signing of the SPA and furthermore the shares are legally issued to Trafigura. Further details of the accounting for the transaction are disclosed in Note 5.

ASU No. 2014-09 (ASC 606 Revenue from Contracts with Customers)

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

Time charter contracts are considered operating leases and therefore do not fall under the scope of ASC 606 because (i) the vessel is an identifiable asset (ii) we do not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use. Time charter contracts and other contracts considered to be leases continue to be accounted as operating leases in accordance with ASC 840 Leases up until December 31, 2018 and under ASC 842 leases thereafter and related interpretations. The implementation of the new revenue standard therefore did not have an effect on income recognition from such contracts or on the lease component from such contracts.

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

In November 2016, the FASB issued ASU No. 2016-18, Statement of cash flows (Topic 230): Restricted Cash. The new standard requires that the statement of cash flows explains the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The amendments in this Update were applied using a retrospective transition method to each period presented. As a result of the adoption of the standard, we have classified restricted cash as a component of cash, cash equivalents and restricted cash in the consolidated statements of cash flows for all periods presented. In the beginning of period 2018 and 2017 balances, restricted cash of $1.4 million and $0.7 million, respectively, have been aggregated with cash and cash equivalents in the beginning of period line items at the bottom of the statements of cash flows for each period presented. The adoption of this Update did not have a significant impact on these condensed consolidated financial statements.

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

4.	GOODWILL

(in thousands of $)	Goodwill	Accumulated impairment losses	Net carrying value
Balance as of December 31, 2017	225,273	(112,821)	112,452
Balance as of December 31, 2018	225,273	(112,821)	112,452
Balance as of December 31, 2019	225,273	(112,821)	112,452

On the date of the Merger the share price of Frontline Ltd. was $15.15, adjusted for the 1-for-5 reverse share split in February 2016, and the Company recorded goodwill of $225.3 million. The Company has one reporting unit for the purpose of assessing potential goodwill impairment and has selected September 30 as its annual goodwill impairment testing date.

At December 31, 2017, the Company's share price had fallen by $1.45 per share, or 24% from its September 30, 2017 share price, and as such, the Company concluded that the requirement to complete the first step of the goodwill impairment analysis was triggered. The Company's market capitalization as at December 31, 2017 was $779.0 million (based on a share price of $4.59) and the Company calculated the fair value of the Company to be $1,013 million, based on an estimated control premium of 30%, compared to its carrying value of $1,300 million (prior to recording any impairment loss on goodwill). The Company believes that the control premium may be attributable, in part or in whole, to the expected synergies from combining the operations of the Company and an acquirer, particularly in respect of the benefits of operating an enlarged oil tanker fleet and assembled workforce as well as being able to take advantage of an expected reduction in costs from an expansion in scale. As the fair value of the Company was below the carrying value, the Company concluded that it was required to complete the second step of the goodwill impairment analysis. Under the second step of the goodwill impairment analysis, the Company estimated that the fair value of the underlying assets and liabilities amount to approximately $901.0 million, which gives an implied fair value of goodwill of $112.5 million. A comparison of this to the carrying value of goodwill resulted in an impairment loss in respect of goodwill of $112.8 million. The impairment was a result of the declining forecast charter rates, declining vessel values and ultimately the fall in the Company's share price since the date of the Merger.

At June 30, 2018, September 30, 2018 and December 31, 2018, the Company carried out the first step of the two step impairment analysis. At March 31, 2018, the Company carried out the second step of the two step impairment test. The Company concluded that no impairment was required following these impairment tests.
During the year ended December 31, 2019, the Company both assessed qualitative factors to determine whether it is more likely than not (that is, a likelihood of more than 50 percent) that the fair value of the reporting unit is less than its carrying amount, including goodwill, as well as performing the first step of the two step impairment analysis. The Company concluded that no impairment was required following these impairment tests.

5.	TRAFIGURA TRANSACTION

In August 2019, the Company entered into a sale and purchase agreement with Trafigura to acquire 10 Suezmax tankers built in 2019 through the acquisition of a special purpose vehicle which will hold the vessels, or the Acquisition.

The Acquisition consideration per the SPA consists of (i) 16,035,856 ordinary shares of Frontline at an agreed price of $8.00 per share issuable upon signing; and (ii) a cash amount of between $551.7 million and $538.2 million, payable upon the closing of the Acquisition, which took place on March 16, 2020. Frontline has agreed to time charter-in all the 10 vessels from Trafigura until closing of the Acquisition at a daily rate of approximately $23,000. In addition, Frontline agreed to charter-out five of the vessels to Trafigura for a period of three years at a daily base rate of $28,400 plus 50% profit share. As part of the Acquisition, Frontline had options to acquire an additional four Suezmax tankers built in 2019 through the acquisition of a second special purpose vehicle. Frontline elected not to exercise the options in September 2019.

Upon commencement of the charters for the five vessels which the Company does not charter back to Trafigura, the Company has concluded that the charter-in constitutes a finance lease, due to the obligation to purchase the underlying asset, and has recognized a right-of-use asset and finance lease obligation. The lease obligation for these vessels on signing of the agreement includes the scheduled charter payments and the cash amount to be paid on closing of between $275.9 million and $269.2 million, discounted using the rate implicit in the lease. On issuance of the shares on August 23, 2019, the Company initially recorded a prepayment of $63.5 million, based on the grant date fair value of the shares of $7.92 per share, which has subsequently been adjusted to the right-of-use asset on commencement of the leases. The SPA was executed on August 23, 2019 which was treated as the grant date as this is the date on which a mutual understanding of the key terms and conditions of the share issuance was reached. The share consideration held in escrow (see Note 8.) has not been accounted for as contingent consideration as it is subject only to general representations and warranties, and such representations and warranties were valid at the date of the transfer of the share consideration. Furthermore, legal title to the shares has transferred to Trafigura. The Company has recognized a right-of-use asset of $336.0 million and a finance lease obligation of $272.0 million in respect of these vessels as of December 31, 2019. Depreciation of $3.8 million and finance lease interest expense of $3.8 million has been recognized in the year ended December 31, 2019 in relation to these vessels. The weighted average discount rate for these finance leases is 4.36%.

For the five vessels chartered back to Trafigura, the Company has determined that the charter-in of the vessels has not commenced as of December 31, 2019, as control of the right-of-use asset does not transfer to Frontline until closing of the Acquisition as a result of the lease back to Trafigura. The Company has allocated 8,017,928 of the shares issued to the purchase consideration for these vessels, which has been recognized as prepaid acquisition cost. The grant date fair value of these shares was $63.5 million, based on a share price of $7.92, consistent with the treatment of the share consideration for the finance leases described above. In addition, the Company has a commitment to pay a cash amount ranging from $275.8 million to $269.0 million on closing of the Acquisition. The net difference between the cash amounts payable and receivable on the charter-in and charter-out of these vessels has been treated as a reduction of the transaction price for all of the vessels. Accordingly, $9.9 million of receipts, net of payments, including accrued profit share due, has not been recognized in net income and has been treated as a reduction of the

Acquisition cost of the vessels. Of this, $8.2 million has been offset against prepaid consideration and $1.7 million has been recorded under the finance lease obligations.

6.	SEGMENT INFORMATION

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

No customers in the year ended December 31, 2019, individually accounted for 10% or more of the Company's consolidated operating revenues.

Revenues from one customer in the year ended December 31, 2018 individually accounted for 10% or more of the Company's consolidated operating revenues in the amount of $81.1 million.

No customers in the year ended December 31, 2017, individually accounted for 10% or more of the Company's consolidated operating revenues.

7.	INCOME TAXES

Bermuda
Under current Bermuda law, the Company is not required to pay taxes in Bermuda on either income or capital gains. The Company has received written assurance from the Minister of Finance in Bermuda that, in the event of any such taxes being imposed, the Company will be exempted from taxation until March 31, 2035.

United States
For the year ended December 31, 2019, the Company did not accrue U.S. income taxes as the Company is not engaged in a U.S. trade or business and is exempted from a gross basis tax under Section 883 of the U.S. Internal Revenue Code.

Under Section 863(c)(2)(A) of the Internal Revenue Code, 50% of all transportation revenue attributable to transportation which begins or ends in the United States shall be treated as from sources within the United States where no Section 883 exemption is available. Such revenue is subject to 4% tax. No revenue tax has been recorded in voyage expenses and commissions in the year ended December 31, 2019 (2018: nil, 2017: nil).

Other Jurisdictions
Certain of the Company's subsidiaries in Singapore, Norway, India and the United Kingdom are subject to income tax in their respective jurisdictions. The tax paid by subsidiaries of the Company that are subject to income tax is not material to our consolidated financial statements and related disclosures.

The Company does not have any unrecognized tax benefits, material accrued interest or penalties relating to income taxes.

8.	EARNINGS PER SHARE

The computation of basic earnings per share is based on the weighted average number of shares outstanding during the year and net income attributable to the Company. The impact of stock options using the treasury stock method was dilutive in 2019 as the exercise price was lower than the average share price and therefore 141,000 options were included in the denominator. The impact of stock options using the treasury stock method was anti-dilutive in 2018 and 2017 as the exercise price was higher than the average share price and, therefore 1,317,000 and 1,170,000 options were excluded from the denominator in the calculation for 2018 and 2017, respectively.

The 16,035,856 shares issued to Trafigura as consideration as part of the Acquisition were legally issued and outstanding as of the grant date on August 23, 2019 and are included in share capital as of December 31, 2019. Trafigura was the beneficial owner of the shares, was entitled to exercise voting rights, and was also eligible for any dividends if-and-when declared. ASC 260 defines issued shares that are held in escrow and all or part must be returned if specified conditions are not met as "contingently returnable". The shares issued as part of the Acquisition have been treated as contingently returnable shares for the purpose of calculating earnings per share while they are held in escrow until such date after November 30, 2019 that Trafigura wishes to dispose of such shares, in which case they can be removed from escrow and sold, with the proceeds being placed in a cash escrow account until closing of the Acquisition. Any shares not disposed of prior to closing of the Acquisition will remain in the escrow account until closing. As of December 31, 2019, 4,198,447 of the shares initially issued to Trafigura were disposed of from the escrow account and are now included within the denominator in the calculation of basic earnings per share. The 11,837,409 shares remaining in the escrow account are treated as contingently returnable and have been excluded from the denominator in the calculation of basic earnings per share and included in the denominator in the calculation of diluted earnings per share.

The components of the numerator and the denominator in the calculation of basic and diluted earnings per share are as follows:

(in thousands of $)	2019	2018	2017
Net income (loss) attributable to the Company	139,972	(8,880)	(264,861)

(in thousands)	2019	2018	2017
Weighted average number of shares	173,576	169,810	169,809
Dilutive effect of contingently returnable shares	5,598	—	—
Dilutive effect of share options	141	—	—
Denominator for diluted earnings per share	179,315	169,810	169,809

	2019	2018	2017
Cash dividends per share declared	$0.10	$0.00	$0.30

9.	OPERATING REVENUES

Certain of our voyage charter contracts contain a lease. Voyage charters contain a lease component if the contract (i) specifies a specific vessel asset; and (ii) has terms that allow the charterer to exercise substantive decision-making rights, which have an economic value to the charterer and therefore allow the charterer to direct how and for what purpose the vessel is used. Voyage charter revenues and expenses are recognized ratably over the estimated length of each voyage, which the Company has assessed commence on loading of the cargo. The new lease standard provides a practical expedient for lessors in which the lessor may elect, by class of underlying asset, to not separate non-lease components from the associated lease component and, instead, to account for these components as a single component if both of the following are met: (1) the timing and pattern of transfer of the non-lease component(s) and associated lease component are the same and (2) the lease component, if accounted for separately, would be classified as an operating lease. When a lessor, we have elected this expedient for our time charter contracts and voyage charter contracts that qualify as leases and thus not separate the non-lease component, or service element, from the lease. Furthermore, the standard requires the Company to account for the combined component in accordance with ASC 606 revenues from contracts with customers if the non-lease components are the predominant components. Under this guidance the Company has assessed that the lease components were the predominant component for all of its time charter contracts. Furthermore, for certain of its voyage charter contracts the lease components were the predominant components.

The lease and non-lease components of our revenues were as follows:

(in thousands of $)	Lease	Non-lease	Total
Time charter revenues	35,433	—	35,433
Voyage charter revenues	292,720	594,775	887,495
Finance lease interest income	690	—	690
Other income	—	33,704	33,704
Total	328,843	628,479	957,322

Certain voyage expenses are capitalized between the previous discharge port, or contract date if later, and the next load port and amortized between load port and discharge port. $5.3 million of contract assets were capitalized in the year ended December 31, 2019 (2018: $9.1 million) as Other current assets, of which $0.8 million was amortized up to December 31, 2019 (2018: $3.7 million), leaving a remaining balance of $4.5 million (2018: $5.4 million) as of December 31, 2019. $5.4 million of contract assets were amortized in the year ended December 31, 2019 in relation to voyages in progress at the end of December 31, 2018. No impairment losses were recognized in the period.

As at December 31, 2019 and December 31, 2018, the Company reported the following contract assets in relation to its contracts with customers, including those contracts containing lease components where the non-lease component was the predominant component and the revenues where therefore accounted for under ASC 606:

(in thousands of $)	2019	2018
Voyages in progress	26,021	59,437
Trade accounts receivable	42,104	52,278
Related party receivables	9,137	3,084
Other current assets	4,491	5,359
Total	81,753	120,158

The adoption of ASC 842 had no impact on operating revenues for the year ended December 31, 2019 as the timing and pattern of revenue recognition under our revenue contracts that have lease and non-lease components is not materially different even when accounted for separately under ASC 842 and ASC 606, respectively.

10.	OTHER OPERATING GAINS

(in thousands of $)	2019	2018	2017
Insurance recoveries	3,737	—	—
Other gains	628	—	—
Gain on termination of vessel leases	—	10,324	2,379
Gain (loss) on pool arrangements	(943)	(118)	2
	3,422	10,206	2,381

In the year ended December 31, 2019, the Company recorded a $3.7 million insurance recovery for loss of hire related to an explosion on the Front Altair. A further $0.6 million gain was recognized in the year ended December 31, 2019 in relation to the settlement of miscellaneous claims.

In the year ended December 31, 2019, the Company recorded a $1.5 million loss (2018: $0.2 million) related to the pooling arrangement with SFL between two of its Suezmax tankers Front Odin and Front Njord and two SFL vessels Glorycrown and Everbright. A gain of $0.6 million was recorded in the year ended December 31, 2019 (2018: $0.1 million) related to other pooling arrangements.

In the year ended December 31, 2018, the Company terminated the leases on six VLCCs, recognizing a gain of $10.3 million. In the year ended December 31, 2017, the Company terminated the leases on two VLCCs and two Suezmax tankers, recognizing a gain of $2.4 million.

Further information on the gain on termination of vessel leases can be found in Note 19.

11.	LEASES

As of December 31, 2019, the Company leased in three vessels (2018: three vessels) from SFL and five vessels (2018: nil) from Trafigura on time charters classified as finance leases, see Note 19. for further details. The Company leased in two vessels (2018: two vessels) from a third party on time charters classified as operating leases. The operating leases are at fixed rates for an initial two-year period, with an option to extend for an additional year. The minimum lease payments disclosed below do not include the optional year as the Company assessed that it was not reasonably certain of extending the leases at the date the contracts were entered into. The Company has allocated the consideration due under the operating leases between the lease and non-lease components based upon the estimated stand alone price of the services provided by the owner of the vessels, which include the provision of crewing, vessel insurance, repairs and maintenance and lubes. The Company has recorded the non-lease component of $6.6 million within Ship operating expenses and has recognized the lease component of $8.5 million within Charter hire expense within the Consolidated Statement of Operations for the year end December 31, 2019. The Company is also committed to make rental payments under operating leases for office premises. Certain of these leases include variable lease elements linked to inflation indexes. Such variable payments have been estimated on the date of adoption of ASC 842 based on the index at that time and are included in the minimum lease payments. Rental expense for office premises of $2.7 million is recorded in Administrative expenses in the Consolidated Statement of Operations for the year end December 31, 2019.

Rental expense
The future minimum lease payments under the Company's non-cancellable operating leases as at December 31, 2019 are as follows:

(in thousands of $)
2020	5,412
2021	2,039
2022	1,707
2023	1,578
2024	1,567
Thereafter	1,186
Total minimum lease payments	13,489
Less: Imputed interest	(1,012)
Present value of operating lease liabilities	12,477

The future minimum lease payments under the Company's non-cancellable operating leases as at December 31, 2018 are as follows:

(in thousands of $)
2019	17,348
2020	6,682
2021	550
2022	181
2023	41
Thereafter	—
24,802

Total expense for operating leases was $11.2 million, $23.2 million and $21.2 million for the years ended December 31, 2019, 2018 and 2017, respectively. Cash paid for amounts included in operating lease liabilities was $10.8 million in the year ended December 31, 2019. The weighted-average discount rate based on the Company's IBR in relation to the operating leases was 3.9% for the year ended December 31, 2019 and the weighted-average remaining lease term was four years as of December 31, 2019.

Rental income
One LR2 tanker and one Suezmax tanker were on fixed rate time charters at December 31, 2019 (2018: one LR2 tanker). Two Suezmax tankers were on fixed rate time charters with profit share clauses at December 31, 2019 (2018: nil vessels). In addition, the Company agreed to charter-out five Suezmax tankers to Trafigura under the SPA, for a period of three years at a daily base rate of $28,400 plus 50% profit share. For accounting purposes the leases do not commence until closing of the transaction (see Note 5.) which took place on March 16, 2020. The minimum lease rental income for these five vessels has been included from March 16, 2020 until the end of the leases. The future minimum lease payments to be received under these contracts as of December 31, 2019 are as follows:

(in thousands of $)
2020	47,709
2021	51,830
2022	28,968
2023	—
2024	—
Thereafter	—
Total minimum lease payments	128,507

The future minimum lease payments to be received under non-cancellable operating lease contracts as of December 31, 2018 are as follows:

(in thousands of $)
2019	7,037
2020	117
2021	—
2022	—
2023	—
Thereafter	—
Total minimum lease payments	7,154

The cost and accumulated depreciation of vessels leased to third parties under time charters, excluding the five Suezmax tankers chartered-out to Trafigura, as of December 31, 2019 were $239.4 million and $47.8 million, respectively, and as of December 31, 2018 were $158.8 million and $12.3 million, respectively.

Contingent rental income
In July 2018, the Company entered into an agreement to charter-out one Suezmax tanker on a variable rate time charter. The Company recognized charter income of $5.2 million in the year ended December 31, 2019 (2018: $2.7 million) in relation to this charter. In August 2019, the vessel was chartered on a fixed rate charter with profit sharing clause. Profit share income of $1.6 million was recognized in the year ended December 31, 2019 in relation to this charter.

In September 2018, the Company entered into an agreement to charter-out one LR2 tanker on a variable rate time charter. The rate of hire is based on the actual earnings of the vessel, with no ceiling and no floor. The Company recognized charter income of $5.0 million including profit share in the year ended December 31, 2019 (2018: $2.4 million) in relation to this charter.

In January 2019, the Company entered into an agreement to charter-out one Suezmax tanker on a fixed rate time charter, including profit share. No profit share was recognized in the year ended December 31, 2019 in relation to this charter.

12.	RESTRICTED CASH

Restricted cash consists of cash, which may only be used for certain purposes and is held under a contractual arrangement.

Restricted cash does not include cash balances of $38.3 million (2018: $37.9 million), which represents 50% (2018: 50%) of the cash required to be maintained by the financial covenants in our loan agreements. The Company is permitted to satisfy up to 50% of the cash requirement by maintaining a committed undrawn credit facility with a remaining availability of greater than 12 months.

These amounts are included in Cash and cash equivalents. Furthermore, FSL, a wholly owned subsidiary of the Company and the chartering counterparty with SFL with respect to the remaining three VLCCs leased from them, has agreed to certain dividend restrictions as a result of the amendment of the terms of the long-term charter agreements in May 2015. In order to make or pay any dividend or other distribution to the Company, FSL shall demonstrate a cash buffer of $2.0 million per vessel both prior to and following such payment, and following payment of the next monthly hire due plus any profit share accrued under the agreement as well as settling the promissory note related to the termination of the lease on Front Circassia, including accrued interest. As at December 31, 2019, the cash held by FSL of $13.1 million (2018: $3.5 million), may solely be used for vessel operations, payment of hire to SFL or other amounts incurred under the charters and Charter Ancillary Agreement including the settlement of interest and principal due on any notes payable and any other amounts incurred in the ordinary course of business.

13.	INVESTMENT IN FINANCE LEASE

As of December 31, 2019, one of the Company's vessels was accounted for as a sales-type lease (2018: one). The components of the investment in the sales-type lease are summarized as follows:

(in thousands of $)	2019	2018
Net minimum lease payments receivable	157	11,651
Estimated residual values of leased property (unguaranteed)	10,822	10,821
Less: finance lease interest income	—	(690)
Total investment in sales-type lease	10,979	21,782
Current portion	157	10,803
Long-term portion	10,822	10,979
	10,979	21,782

The minimum future gross revenues to be received under the sales-type lease as of December 31, 2019 are as follows:

(in thousands of $)
2020	157
2021	—
2022	—
2023	—
2024	—
Thereafter	—
157

The counterparty to the lease is a state-owned oil company, which the Company has deemed to have a low credit risk.

14.	MARKETABLE SECURITIES

Marketable securities held by the Company are listed equity securities considered to be available-for-sale securities.

The cost of sale of available-for-sale marketable securities is calculated on an average cost basis.

(in thousands of $)	2019	2018
Balance at the beginning of the year	836	19,231
Repurchase of marketable securities pledged to creditors	8,392	10,272
Disposals	—	(16,749)
Unrealized gain (loss)	1,737	(3,526)
Marketable securities pledged to creditors	(7,323)	(8,392)
Total	3,642	836

The brought forward balance includes marketable securities pledged to creditors which are subsequently reclassified.

Avance Gas
As of December 31, 2019, 2018 and 2017, the Company held 442,384 shares in Avance Gas.

In the year ended December 31, 2018, the Company recognized an unrealized loss of $0.6 million in relation to the 0.4 million shares held in Avance Gas in the Statement of Operations.

In the year ended December 31, 2019, the Company recognized an unrealized gain of $1.9 million in relation to the 0.4 million shares held in Avance Gas in the Statement of Operations.

SFL
As of December 31, 2019, the Company held 73,165 (2018: 73,383) shares in SFL.

In the year ended December 31, 2018, the Company recognized an unrealized loss of $0.4 million in relation to the 0.1 million shares held in SFL in the Statement of Operations.

In the year ended December 31, 2019, the Company recognized an unrealized gain of $0.3 million in relation to the 0.1 million shares held in SFL in the Statement of Operations.

Golden Ocean
As of December 31, 2019 and 2018 the Company held 1,270,657 shares in Golden Ocean.

In December 2018, the Company sold the shares for total proceeds of $7.7 million. At the same time the Company entered into a forward contract to repurchase 1.3 million shares of Golden Ocean in March 2019 for $7.7 million. The transaction was accounted for as a secured borrowing, with the shares retained in marketable securities pledged to creditors and a liability recorded within short-term debt for $7.6 million as of December 31, 2018.

In March 2019, the Company repurchased these shares and subsequently sold them for proceeds of $6.6 million. At the same time the Company entered into a forward contract to repurchase 1.3 million shares in Golden Ocean in June 2019 for $6.6 million and as such made a net cash settlement of $1.0 million after adjustment for foreign exchange differences, this was treated as a repayment of debt.

In June 2019, the Company repurchased these shares and subsequently sold them for proceeds of $6.7 million. At the same time the Company entered into a forward contract to repurchase 1.3 million shares in Golden Ocean in September 2019 for $6.7 million and as such received a net cash settlement of $0.1 million after adjustment for foreign exchange differences, this was treated as a repayment of debt.

In September 2019, the Company repurchased these shares and subsequently sold them for proceeds of $7.6 million. At the same time the Company entered into a forward contract to repurchase 1.3 million shares in Golden Ocean in December 2019 for $7.6 million and as such received a net cash settlement of $1.2 million after adjustment for foreign exchange differences, this was treated as a repayment of debt.

In December 2019, the Company repurchased these shares and subsequently sold them for proceeds of $7.2 million. At the same time the Company entered into a forward contract to repurchase 1.3 million shares in Golden Ocean in March 2020 for $7.2 million and as such made a net cash settlement of $0.5 million after adjustment for foreign exchange differences. This was treated as a repayment of debt. The transaction was accounted for as a secured borrowing, with the shares retained in marketable securities and a liability recorded within short-term debt for $7.3 million as of December 31, 2019. These transactions have been reported on a net basis in the Statement of Cash Flows.

As of December 31, 2019, the Company held 1,270,657 shares of Golden Ocean, of which 1,260,358 were held as marketable securities pledged to creditors.

In the year ended December 31, 2018, the Company recognized an unrealized loss of $2.5 million in relation to the 1.3 million shares held in Golden Ocean in the Statement of Operations.

In the year ended December 31, 2019, the Company recognized an unrealized loss of $0.4 million in relation to the 1.3 million shares held in Golden Ocean in the Statement of Operations.

DHT

The Company acquired 10.9 million shares in DHT in the year ended December 31, 2017 for an aggregate cost of $46.1 million. The Company sold 6.2 million shares in DHT for proceeds of $27.4 million, recognizing a gain of $1.1 million in the Statement of Operations in the year ended December 31, 2017 of which $0.6 million related to the gain reclassification from Other Comprehensive Income.

In the year ended December 31, 2017, the Company recognized an unrealized loss of $3.0 million in relation to the shareholding in DHT in Other Comprehensive Income.

In the year ended December 31, 2018, the Company sold the remaining 4.7 million shares of DHT for proceeds of $17.8 million, recognizing a gain on disposal of $1.0 million in the Statement of Operations.

15.	TRADE ACCOUNTS RECEIVABLE, NET

Trade accounts receivable are presented net of allowance for doubtful accounts of $2.9 million (2018: $5.8 million). Movements in the allowance for doubtful accounts in the three years ended December 31, 2019 are summarized as follows;

(in thousands of $)
Balance at December 31, 2016	6,170
Additions charged to income	—
Deductions credited to income	(172)
Balance at December 31, 2017	5,998
Deductions credited to income	(203)
Balance at December 31, 2018	5,795
Deductions credited to income	(2,847)
Balance at December 31, 2019	2,948

16.	OTHER RECEIVABLES

(in thousands of $)	2019	2018
Claims receivable	5,178	9,690
Agent receivables	3,474	3,733
Other receivables	16,816	3,645
	25,468	17,068

Claims receivable is primarily attributable to insurance claims.

Other receivables are presented net of allowances for doubtful accounts amounting to nil as of December 31, 2019 (2018: nil).

17.	NEWBUILDINGS

Movements in the three years ended December 31, 2019 are summarized as follows:

(in thousands of $)
Balance at December 31, 2016	308,324
Additions, net, continuing basis	707,988
Transfer to Vessels and equipment, net	(941,388)
Interest capitalized, continuing basis	4,678
Balance at December 31, 2017	79,602
Additions, net, continuing basis	201,653
Transfer to Vessels and equipment, net	(230,596)
Interest capitalized, continuing basis	1,595
Balance at December 31, 2018	52,254
Additions, net, continuing basis	158,846
Transfer to Vessels and equipment, net	(166,121)
Interest capitalized, continuing basis	1,089
Balance at December 31, 2019	46,068

The following table sets forth certain details of our newbuildings delivered in the three years ended December 31, 2019:

(in thousands of $)
Vessel name	Vessel type	Date of delivery
Front Discovery	VLCC	April 2019
Front Defender	VLCC	January 2019

Front Empire	VLCC	January 2018
Front Princess	VLCC	January 2018
Front Polaris	LR2/ Aframax	January 2018

Front Classic	Suezmax	January 2017
Front Vega	LR2/ Aframax	January 2017
Front Antares	LR2/ Aframax	January 2017
Front Duchess	VLCC	February 2017
Front Clipper	Suezmax	March 2017
Front Crystal	Suezmax	April 2017
Front Sirius	LR2/ Aframax	April 2017
Front Coral	Suezmax	May 2017
Front Cosmos	Suezmax	June 2017
Front Castor	LR2/ Aframax	June 2017
Front Cascade	Suezmax	July 2017
Front Earl	VLCC	July 2017
Front Pollux	LR2/ Aframax	August 2017
Front Capella	LR2/ Aframax	September 2017
Front Prince	VLCC	September 2017

As of December 31, 2017, the Company's newbuilding program comprised four VLCCs and one LR2/Aframax tanker newbuildings.

In the year ended December 31, 2018, the Company took delivery of two VLCC newbuildings, and one LR2/Aframax tanker newbuilding.

As of December 31, 2018, the Company's newbuilding program comprised two VLCC newbuildings.

In the year ended December 31, 2019, the Company took delivery of two VLCC newbuildings.

As of December 31, 2019, the Company’s newbuilding program comprised one Suezmax tanker and one VLCC, which are expected to be delivered in April and May 2020, respectively, and four LR2 tankers, which are expected to be delivered in January 2021, March 2021, October 2021 and January 2022.

18.	VESSELS AND EQUIPMENT, NET

Movements in the three years ended December 31, 2019 are summarized as follows:

(in thousands of $)	Cost	Accumulated Depreciation	Net Carrying Value
Balance at December 31, 2016	1,635,011	(157,616)	1,477,395
Transfers from Newbuildings	941,388	—
Additions	894	—
Depreciation	—	(77,547)
Balance at December 31, 2017	2,577,293	(235,163)	2,342,130
Depreciation	—	(96,438)
Additions	467	—
Transfers from Newbuildings	230,596	—
Balance at December 31, 2018	2,808,356	(331,601)	2,476,755
Depreciation	—	(102,000)
Additions	39,029	—
Transfers from Newbuildings	166,121	—
Balance at December 31, 2019	3,013,506	(433,601)	2,579,905

A summary of the vessel deliveries in the three years ended December 31, 2019 can be found in Note 17.

19.	VESSELS UNDER FINANCE LEASE, NET

Movements in the three years ended December 31, 2019 are summarized as follows:

(in thousands of $)	Cost	Accumulated Depreciation	Net Carrying Value
Balance at December 31, 2016	607,449	(71,016)	536,433
Impairment loss	(187,379)	4,727
Lease termination	(61,075)	23,192
Depreciation	—	(64,200)
Balance at December 31, 2017	358,995	(107,297)	251,698
Lease termination	(218,494)	83,601
Depreciation	—	(26,129)
Balance at December 31, 2018	140,501	(49,825)	90,676
Additions	343,564	—
Depreciation	—	(15,850)
Balance at December 31, 2019	484,065	(65,675)	418,390

The outstanding obligations under finance leases as of December 31, 2019 are payable as follows:

(in thousands of $)
2020	291,964
2021	17,557
2022	16,419
2023	17,557
2024	16,468
Thereafter	25,920
Minimum lease payments	385,885
Less: imputed interest	(25,975)
Present value of obligations under finance leases	359,910

In August 2019, the Company recognized additional right-of-use assets and finance lease obligations in relation to five vessels chartered in from Trafigura in connections with the SPA. See Note 5. for full details of the accounting for this transaction.

In May 2015, the Company and SFL agreed to amendments to the leases on 12 VLCCs and five Suezmax tankers, the related management agreements and further amendments to the charter ancillary agreements for the remainder of the charter periods. As a result of the amendments to the charter ancillary agreements, which took effect on July 1, 2015, the daily hire payable to SFL was reduced to $20,000 per day and $15,000 per day for VLCCs and Suezmax tankers, respectively. The fee due from SFL for operating costs was increased from $6,500 per day per vessel to $9,000 per day per vessel. In return, the Company issued 11.0 million new shares (as adjusted for the 1-for-5 reverse share split in February 2016) to SFL and the profit share above the new daily hire rates was increased from 25% to 50%. The Company was released from its guarantee obligation and in exchange FSL, a wholly owned subsidiary of the Company and the chartering counterparty with SFL, has agreed to certain dividend restrictions. In order to make or pay any dividend or other distribution to the Company, FSL shall demonstrate a cash buffer of $2.0 million per vessel both prior to and following such payment, and following payment of the next monthly hire due plus any profit share accrued under the agreement. As at December 31, 2019, the cash held by FSL of $13.1 million (2018: $3.5 million) may solely be used for vessel operations, payment of hire to SFL or other amounts incurred under the charters and Charter Ancillary Agreement and any other amounts incurred in the ordinary course of business.

As the Merger has been accounted for as a reverse business acquisition in which Frontline 2012 is treated as the accounting acquirer, all of the Company's assets and liabilities were recorded at fair value on November 30, 2015 such that estimated profit share over the remaining terms of the leases has been recorded in the balance sheet obligations. Consequently, the Company will only record profit share expense following the Merger when the actual expense is different to that estimated at the date of the Merger. As of December 31, 2019, the Company has recorded total obligations under these finance leases of $87.9 million of which $52.9 million is in respect of the minimum contractual payments and $35.0 million is in respect of contingent rental expense. Profit share arising in the year ended December 31, 2019 was $4.8 million, which was $2.2 million less than the amount accrued in the lease obligations payable when the leases were recorded at fair value at the time of the merger with Frontline 2012. Profit share arising in the year ended December 31, 2018 was $1.5 million, which was $19.7 million less than the amount accrued in the lease obligations payable when the leases were recorded at fair value at the time of the merger with Frontline 2012. Profit share arising in the year ended December 31, 2017 was $5.6 million, which was $26.1 million less than the amount accrued in the lease obligations payable when the leases were recorded at fair value at the time of the merger with Frontline 2012.

The following table sets forth certain details of vessel lease terminations in the years ended December 31, 2018 and December 31, 2017. There were no lease terminations in the year ended December 31, 2019:

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

In March 2017, the Company recorded an impairment loss of $21.2 million with respect to four vessels leased in from SFL - the 1997-built Front Ardenne, the 1998-built Front Brabant, the 2000-built Front Scilla and the 1999-built Front Circassia - based on a 25% probability assumption of terminating the vessel's lease before the next drydock.

In December 2017, the Company has recognized an impairment loss of $142.9 million on the remaining nine VLCCs chartered in from SFL. The leasehold interest in these finance leased assets was recorded at fair value at the time of the Merger based on the discounted value of the expected cash flows from the vessels. Based on the deterioration in forecast rates since the Merger, and the reduced remaining useful economic life of the vessels as they approach the end of their leases, the Company recognized an impairment loss on all of these leased vessels, calculated as the difference between the discounted value of the expected cash flows from the vessels as at December 31, 2017 and the carrying value of the vessels under finance lease at that time.

In February 2018, the Company agreed with SFL to terminate the long-term charter for the 1998-built VLCC Front Circassia upon the sale and delivery of the vessel by SFL to an unrelated third party. The charter with SFL terminated in February and the charter counter party FSL, a non recourse subsidiary of Frontline, has agreed to make a compensation payment of approximately $8.9 million for the termination of the charter to SFL, which has been recorded as an interest-bearing note payable by FSL. The note is due for repayment in 2021 and carries interest of 7.5% per annum. The termination reduced obligations under finance leases by approximately $20.6 million. The Company recorded a loss on termination, including this termination payment, of $5.8 million in the year ended December 31, 2018.

In July 2018, the Company agreed with SFL to terminate the long-term charter for the VLCCs Front Page, Front Stratus and Front Serenade upon the sale and delivery of the vessels by SFL to an unrelated third party. The charters with SFL terminated in July, August and September 2018, respectively, and Frontline agreed to make a compensation payment of approximately $10.1 million for the termination of the three charters to SFL, which was recorded as interest-bearing notes payable by Frontline. The notes are to be repaid using the same repayment profile as the original leases and carry an interest of 7.5% per annum. The notes will be fully repaid in 2025, 2025 and 2024, respectively. These terminations reduced obligations under finance leases by approximately $92.1 million. The Company recorded a gain on termination, including the termination payment, of $7.2 million in the year ended December 31, 2018.

In October 2018, the Company agreed with SFL to terminate the long-term charter for the 2001-built VLCC, Front Ariake, upon the sale and delivery of the vessel by SFL to an unrelated third party. The charter terminated in October and Frontline has agreed to a total compensation payment to SFL of $3.4 million for the termination of the charter, which has been recorded as an interest bearing note payable by Frontline. The note carries interest of 7.5% per annum and will be fully repaid in 2023. In December 2018, the Company agreed with SFL to terminate the long-term charter for the 2002-built VLCC, Front Falcon, upon the sale and delivery of the vessel by SFL to an unrelated third party. The charter terminated in December. No compensation is payable on termination of the charter. These terminations reduced obligations under finance leases by approximately $55.2 million. The

Company recorded a gain on termination, including the termination payment, of $8.9 million in the year ended December 31, 2018.

As of December 31, 2019, the Company leased in three vessels on long-term charter from SFL (2018: three vessels) and five vessels from Trafigura, all of which are classified as finance leases. The remaining periods on these leases at December 31, 2019 range from zero to 7 years. The Company recognized finance lease interest expense in the year ended December 31, 2019 of $10.7 million (2018: $16.4 million). None of these vessels have been subleased under non-cancellable operating leases.

20.	EQUITY METHOD INVESTMENTS

In June 2018, the Company announced that it had entered into memorandum of agreement to acquire a 20% ownership interest in FMSI. The Company recorded its initial investment at a cost of $6.0 million. The Company’s investment is in the form of an interest free loan with no fixed repayment date. The Company became a shareholder in the third quarter of 2018 when the nominal value of the shares was paid and the loan was advanced. The investment is accounted for under the equity method. A share of results of $0.2 million was recognized in the year ended December 31, 2018.

In January 2019, the Company announced that its ownership interest in FMSI had increased to 28.9% following the purchase by FMSI of a 30.8% stake in FMSI from Bjørnar Feen, one of FMSI’s founders.

In January 2019, FMSI repaid $3.0 million of the $6.0 million Shareholder Loan. The repayment of the loan was recorded against the investment in associated company.

A share of results of $1.7 million was recognized in the year ended December 31, 2019.

21.	OTHER LONG-TERM ASSETS

Other long-term assets are comprised of advances paid and costs incurred in respect of vessel upgrades in relation to EGCS and BWTS until such time as the equipment is installed on a vessel, at which point it is transferred to Vessels and equipment, net.

22.	ACCRUED EXPENSES

(in thousands of $)	2019	2018
Voyage expenses	33,984	15,934
Ship operating expenses	27,248	7,879
Administrative expenses	4,540	2,365
Interest expense	9,132	9,914
Taxes	709	727
Other	132	212
	75,745	37,031

23.	OTHER CURRENT LIABILITIES

(in thousands of $)	2019	2018
Deferred charter revenue	4,975	304
Other	2,570	3,600
	7,545	3,904

24.	DEBT

(in thousands of $)	2019	2018
U.S. dollar denominated floating rate debt
$500.1 million term loan facility	347,689	385,792
$60.6 million term loan facility	44,126	47,594
$466.5 million term loan facility	264,752	281,273
$109.2 million term loan facility	89,929	96,353
$328.4 million term loan facility	230,805	246,079
$321.6 million term loan facility	241,127	260,108
$110.5 million term loan facility (ING)	106,189	51,413
$110.5 million term loan facility (Credit Suisse)	112,190	103,747
$110.5 million term loan facility (Credit Suisse #2)	117,098	52,636
Total U.S. dollar denominated floating rate debt	1,553,905	1,524,995
U.S. dollar denominated fixed rate debt
$275.0 million revolving credit facility	120,000	186,000
Total U.S. dollar denominated fixed rate debt	120,000	186,000
Credit facilities	23	32
Secured borrowings	7,329	7,631
Promissory notes	20,084	21,894
Total debt	1,701,341	1,740,552
Short-term debt and current portion of long-term debt	438,962	120,479
Deferred charges	7,962	9,780
Long-term portion of debt	1,254,417	1,610,293

The outstanding debt as of December 31, 2019 is repayable as follows:

(in thousands of $)
2020	438,962
2021	558,928
2022	57,808
2023	219,290
2024	125,077
Thereafter	301,276
1,701,341

$466.5 million term loan facility
During December 2014, the amount of a $136.5 million term loan facility was increased to $466.5 million such that a further ten tranches of $33.0 million, each for a LR2/Aframax tanker newbuilding, could be drawn. The repayment schedule was amended to installments on a quarterly basis, in an amount of $0.4 million for each MR product tanker and $0.4 million for each LR2/Aframax tanker with a balloon payment on the final maturity date in April 2021. In addition the loan margin and commitment fee were amended to 2.05% and 0.82%, respectively. In December 2015, the loan margin was reduced to 1.90%. During 2015, $99.0 million was drawn down on delivery of three LR2/Aframax tankers and $13.1 million was repaid. During, 2016, $192.4 million was drawn down on delivery of six LR2/Aframax tankers and $126.4 million was repaid. The facility is fully drawn down as of December 31, 2019.

$60.6 million term loan facility

In March 2015, Frontline 2012 entered into a $60.6 million term facility to fund the purchase of two secondhand vessels. The loan has a term of five years and carries interest at LIBOR plus a margin of 1.80%. Repayments are made on a quarterly basis, each in an amount of $0.9 million, with a balloon payment on the final maturity date in March 2021.The facility is fully drawn down as of December 31, 2019.

$500.1 million term loan facility
In December 2015, subsidiaries of the Company signed a $500.1 million senior secured term loan facility with a number of banks, which matures in December 2020 and carries an interest rate of LIBOR plus a margin of 1.90%. This facility is secured by six VLCCs and six Suezmax tankers. Repayments are made on a quarterly basis, each in an amount of $9.5 million, with a balloon payment on the final maturity date in December 2020. The facility is fully drawn down as of December 31, 2019.

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

The Company repaid $66.0 million in the year ended December 31, 2019 and up to $155.0 million remains available and undrawn as of December 31, 2019. In October 2019, the Company extended the terms of the facility by six months. Following the extension, the facility is repayable in May 2021. The balance outstanding is included in long-term debt as of December 31, 2019.

$109.2 million term loan facility
In July 2016, the Company entered into a senior secured term loan facility in an amount of up to $109.2 million with ING Bank. The facility matures on June 30, 2021, carries an interest rate of LIBOR plus a margin of 1.90% and has an amortization profile of 17 years. The Company drew down $54.6 million in the year ended December 31, 2017 in connection with one VLCC delivered in the period. The facility is fully drawn down as of December 31, 2019.

$328.4 million term loan facility
In August 2016, the Company signed a senior secured term loan facility in an amount of up to $328.4 million with China Exim Bank. The facility matures in 2029, carries an interest rate of LIBOR plus a margin in line with the Company's other facilities and has an amortization profile of 18 years. The Company drew down $109.0 million in the year ended December 31, 2016 in connection with one LR2 tanker and two Suezmax tanker newbuildings, which were delivered in the year. The Company drew down a further $165.9 million in the year ended December 31, 2017 in connection with two Suezmax tankers and three LR2/Aframax tankers delivered in the year. The facility is fully drawn down as of December 31, 2019.

$110.5 million term loan facility (Credit Suisse)
In December 2016, the Company signed a senior secured term loan facility in an amount of up to $110.5 million with Credit Suisse. The facility matures in 2022, carries an interest rate of LIBOR plus a margin of 1.90% and has an amortization profile of 18 years. The Company drew down $54.9 million in the year ended December 31, 2017 in connection with one VLCC delivered in the period. The Company drew down $54.9 million in the year ended December 31, 2018 in connection with one VLCC delivered in the period. The Company extended the facility by $15.0 million in the year ended December 31, 2019. The facility is fully drawn down as of December 31, 2019.

$321.6 million term loan facility
In February 2017, the Company signed a second senior secured term loan facility in an amount of up to $321.6 million. The facility provided by China Exim Bank is insured by China Export and Credit Insurance Corporation. The facility matures in 2033, carries an interest rate of LIBOR plus a margin in line with the Company's other credit facilities and has an amortization profile of 15 years. The Company drew down $252.7 million in the year ended December 31, 2017 in connection with four Suezmax tankers and three LR2/Aframax tankers delivered in the period. The Company drew down $32.0 million in the year ended December 31, 2018 in connection with one LR2 tanker delivered in the period. The facility is fully drawn down as of December 31, 2019.

$110.5 million term loan facility (Credit Suisse #2)
In June 2017, the Company signed a senior secured term loan facility in an amount of up to $110.5 million with Credit Suisse. The facility matures in 2023, carries an interest rate of LIBOR plus a margin of 1.90% and has an amortization profile of 18 years. The Company drew down $54.9 million in the year ended December 31, 2018 in connection with one VLCC delivered in the period. The Company drew down $55.3 million in the year ended December 31, 2019 in connection with one VLCC delivered in the period. The Company extended the facility by $15.0 million in the year ended December 31, 2019. The facility is fully drawn down as of December 31, 2019.

$110.5 million term loan facility (ING)
In June 2017, the Company signed a senior secured term loan facility in an amount of up to $110.5 million with ING. The facility matures in 2023, carries an interest rate of LIBOR plus a margin of 1.90% and has an amortization profile of 18 years. The Company drew down $55.3 million in the year ended December 31, 2017 in connection with one VLCC delivered in the period. The Company drew down $55.3 million in the year ended December 31, 2019 in connection with one VLCC delivered in the period. The Company extended the facility by $4.1 million in the year ended December 31, 2019 and drew down the $4.1 million in connection with the installation of an EGCS on the VLCC delivered in the period. The facility is fully drawn as of December 31, 2019.

$42.9 million term loan facility (Credit Suisse)
In November 2019, the Company signed a senior secured term loan facility with Credit Suisse, for an amount of up to $42.9 million to part-finance the Suezmax tanker resale under construction at HSHI. The facility matures five years after the delivery date, carries an interest rate of LIBOR plus a margin of 1.90% and has an amortization profile of 18 years. The facility is undrawn as of December 31, 2019.

Promissory notes
The sum of $20.1 million in relation to the promissory notes payable to SFL, following the termination of the leases on Front Circassia, Front Page, Front Stratus, Front Serenade and Front Ariake is included within long-term debt. See Note 19. of these Consolidated Financial Statements for further details.

Secured borrowings
In December 2018, the Company repurchased 1.3 million shares of Golden Ocean and subsequently sold the shares for total proceeds of $7.7 million. At the same time, the Company entered into a forward contract to repurchase 1.3 million shares of Golden Ocean in March 2019 for $7.7 million. The transaction has been accounted for as a secured borrowing, with the shares recorded in Marketable securities pledged to creditors and a liability recorded at December 31, 2018 within short-term debt for $7.6 million, after adjusting for the effect of foreign exchange. The Company is required to post collateral of 20% of the total repurchase price for the duration of the agreement. As at December 31, 2018, 442,384 shares in Avance Gas were held as collateral and recorded in Marketable securities pledged to creditors with the remaining balance being paid to the counterparty as cash collateral in January 2019.

In December 2019, the Company repurchased 1.3 million shares of Golden Ocean and subsequently sold the shares for total proceeds of $7.6 million. At the same time, the Company entered into a forward contract to repurchase the 1.3 million shares of Golder Ocean in March 2020 for $7.2 million, with the shares recorded in Marketable securities pledged to creditors and a liability recorded at December 31, 2019 within short-term debt for $7.3 million, after adjusting for the effect of foreign exchange. The Company is required to post collateral of 20% of the total repurchase price for the duration of the agreement which was held in Restricted cash as of December 31, 2019.

The Company's loan agreements contain loan-to-value clauses, which could require the Company to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, the loan agreements contain certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital and a value adjusted equity covenant. Restricted cash does not include cash balances of $38.3 million (2018: $37.9 million), which represents 50% (2018: 50%) of the cash required to be maintained by the financial covenants in our loan agreements. The Company is permitted to satisfy up to 50% of the cash requirement by maintaining a committed undrawn credit facility with a remaining availability of greater than 12 months. These amounts are included in Cash and cash equivalents. Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. Under those circumstances, the Company might not have sufficient funds or other resources to satisfy its obligations. The Company was in compliance with all of the financial covenants contained in the Company's loan agreements as of December 31, 2019.

Assets pledged

(in thousands of $)	2019	2018
Vessels, net	2,578,135	2,475,649

Deferred charges

(in thousands of $)	2019	2018
Debt arrangement fees	16,831	17,490
Accumulated amortization	(8,869)	(7,710)
	7,962	9,780

The Company paid $0.7 million of debt arrangement fees in the year ended December 31, 2019 (2018: nil). The Company paid a $3.4 million guarantee fee to an affiliate of Hemen in the year ended December 31, 2019, further details can be found in Note 28. The Company recognized $2.1 million of the guarantee fee within Interest expense in the year ended December 31, 2019. The remaining balance of $1.3 million is recorded in Other current assets as of December 31, 2019.

25.	SHARE CAPITAL

Equity distribution

In July 2018, the Company announced it had entered into an Equity Distribution Agreement dated July 24, 2018, with Morgan Stanley & Co. LLC for the offer and sale of up to $100.0 million of common shares of Frontline through an ATM. In the year ended December 31, 2019, the Company issued 11,037,273 shares for proceeds of $98.4 million.

Trafigura

In August 2019, the Company issued 16,035,856 shares at a closing share price of $7.92 as a part of the consideration for the Acquisition, see Note 5. for further details.

The following table summarizes the movement in the number of shares outstanding during the two years ended December 31, 2019;

Outstanding shares at December 31, 2017	169,809,324
Shares issuance in the year	11,868
Outstanding shares at December 31, 2018	169,821,192
Shares issued under ATM program	11,037,273
Shares issued as consideration for Trafigura acquisition	16,035,856
Outstanding shares at December 31, 2019	196,894,321

26.	SHARE OPTIONS

In November 2006, the Company's Board of Directors approved a share option plan, which was cancelled in 2009 and replaced with the Frontline Ltd. Share Option Scheme, or the Frontline Scheme. The Frontline Scheme permits the Board of Directors, at its discretion, to grant options to acquire shares in the Company to employees and directors of the Company or its subsidiaries. The subscription price for all options granted under the scheme is reduced by the amount of all dividends declared by the Company in the period from the date of grant until the date the option is exercised, provided the subscription price is never reduced below the par value of the share. The vesting periods of options granted under the Frontline Scheme will be specific to each grant. There is no maximum number of shares authorized for awards of equity share options and authorized, un-issued or treasury shares of the Company may be used to satisfy exercised options.

In July 2016, the Company granted 1,170,000 share options, with an exercise price of $8.00 per share, to directors and officers in accordance with the terms of the Frontline Scheme. One third of the options vested over one year, one third vested over two years and one third vested over three years. The options have a five-year term.

In November 2018, the Company granted 180,000 share options, with an exercise price of $7.40 per share, to employees in accordance with the terms of the Frontline Scheme. All options vested in July 2019. The options have a thirty-three month term.

The fair value of the granted option awards was estimated on the date of grant using a Black-Scholes option valuation model with the following assumptions:

	July 2016	November 2018
Risk free interest rate	0.69%	2.78%
Expected life (years)	3.5	1.6
Expected volatility	79.80%	38.24%
Expected dividend yield	0.00%	0.00%

The risk-free interest rate was estimated using the interest rate on three-year U.S. treasury zero coupon issues for the options granted in July 2016 and on prorated one to two year U.S. treasury zero coupon issues for the options granted in November 2018. The volatility was estimated using historical share price data. The dividend yield was estimated at 0% as the exercise price is reduced by all dividends declared by the Company from the date of grant to the exercise date. It was assumed that all of the options granted in July 2016 and November 2018 will vest.

The initial exercise price for the options granted in July 2016 and November 2018 was reduced by the amount of dividends paid after the date of grants. As at December 31, 2019, the exercise price of the options granted in July 2016 and November 2018 was $7.30 and the Company's share price was $12.86. As at December 31, 2019, 1,350,000 options had vested. As at December 31, 2019, 33,000 of these share options had been forfeited. As at December 31, 2019, there was no unrecognized stock compensation expense related to non-vested options. As at December 31, 2018, there was $0.3 million and $0.2 million in unrecognized stock compensation expense related to non-vested options for the options granted in July 2016 and November 2018, respectively. Stock compensation expense of $0.4 million was recognized in 2019 (2018: $1.0 million, 2017: $2.1 million).

The weighted average grant-date fair value of the options granted in 2016 was $4.06 per share and $1.53 per share for the options granted in 2018.

27.	FINANCIAL INSTRUMENTS

Interest rate swap agreements
In February 2013, Frontline 2012 entered into six interest rate swaps with Nordea Bank whereby the floating interest rate on an original principal amount of $260 million of the then anticipated debt on 12 MR product tanker newbuildings was switched to fixed rate. Six of these newbuildings were subsequently financed from the $466.5 million term loan facility. In February 2016, the Company entered into an interest rate swap with DNB whereby the floating interest on notional debt of $150.0 million was switched to fixed rate. The contract had a forward start date of February 2019. The aggregate fair value of these swaps at December 31, 2019 was an asset of $0.1 million (2018: $7.6 million) and a liability of $4.3 million (2018: nil). The fair value (level 2) of the Company’s interest rate swap agreements is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves and the current credit worthiness of both the Company and the derivative counterparty. The estimated fair value is the present value of future cash flows. The Company recorded a loss on these interest rate swaps of $10.1 million in 2019 (2018: gain of $4.3 million, 2017: loss of $0.8 million).

The interest rate swaps are not designated as hedges and are summarized as at December 31, 2019 as follows:

Notional Amount	Inception Date	Maturity Date	Fixed Interest Rate
($000s)
12,892	June 2013	June 2020	1.4025%
38,546	September 2013	September 2020	1.5035%
65,645	December 2013	December 2020	1.6015%
12,690	March 2014	March 2021	1.6998%
13,033	June 2014	June 2021	1.7995%
13,376	September 2014	September 2021	1.9070%
150,000	February 2016	February 2026	2.1970%
306,182

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

Accordingly, such risk may have an adverse effect on the Company's financial condition and results of operations. The Company has not entered into material derivative contracts for either transaction or translation risk.

Fair Values
The carrying value and estimated fair value of the Company's financial instruments as of December 31, 2019 and 2018 are as follows:

	2019		2018
(in thousands of $)	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:
Cash and cash equivalents	174,223	174,223	66,484	66,484
Restricted cash	3,153	3,153	1,420	1,420
Liabilities:
Floating rate debt	1,553,928	1,553,928	1,525,028	1,525,028
Fixed rate debt	147,413	146,225	215,524	212,696

The estimated fair value of financial assets and liabilities are as follows:

(in thousands of $)	2019 Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	174,223	174,223	—	—
Restricted cash	3,153	3,153	—	—
Liabilities:
Floating rate debt	1,553,928	—	1,553,928	—
Fixed rate debt	146,225	—	7,329	138,896

(in thousands of $)	2018 Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	66,484	66,484	—	—
Restricted cash	1,420	1,420	—	—
Liabilities:
Floating rate debt	1,525,028	—	1,525,028	—
Fixed rate debt	212,696	—	7,631	205,065

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

Fixed rate debt - short-term debt held with a third party bank has been valued using level 2 inputs, the remaining fixed rate debt has been determined using level 3 inputs being the discounted expected cash flows of the outstanding debt.

Assets Measured at Fair Value on a Nonrecurring Basis
Nonrecurring fair value measurements include a goodwill impairment assessment completed during the year. The impairment test used Level 1, Level 2 and Level 3 inputs. See Note 4.

Assets Measured at Fair Value on a Recurring Basis
Marketable securities are listed equity securities considered to be available-for-sale securities for which the fair value as at the balance sheet date is the aggregate market value based on quoted market prices (level 1).

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

Concentrations of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Skandinaviska Enskilda Banken, or SEB, HSBC, Royal Bank of Scotland, DNB Bank ASA and Nordea Bank Norge, or Nordea. There is a concentration of credit risk with respect to restricted cash to the extent that substantially all of the amounts are carried with DNB Bank ASA. However, the Company believes this risk is remote.

28.	RELATED PARTY TRANSACTIONS

We transact business with the following related parties, being companies in which Hemen and companies associated with Hemen have a significant interest: SFL, Seadrill Limited, Seatankers Management Norway AS, Seatankers Management Co. Ltd, Golden Ocean, Arcadia Petroleum Limited, Archer Limited, North Atlantic Drilling Ltd, Northern Drilling Ltd, Flex LNG Ltd, and Avance Gas. We also own an interest in FMSI which is accounted for as an equity method investment.

SFL Transactions

SFL are the counterparty to three vessels we hold as Vessels Under Finance Lease, further information can be found in Note 19.

In the year ended December 31, 2018 we terminated the leases on six VLCCs. In the year ended December 31, 2017 we terminated the leases on two VLCCs and two Suezmax tankers. Further information on the gain (loss) on termination of leases can be found in Note 19.

A total of $20.1 million in relation to the promissory notes payable to SFL, following the termination of the leases on Front Circassia, Front Page, Front Stratus, Front Serenade and Front Ariake, is included within long-term debt as of December 31, 2019 (2018: $21.9 million). The Company was charged $1.6 million (2018: $0.9 million) in the year ended December 31, 2019 for interest expense in relation to these notes.

A summary of leasing transactions with SFL in the years ended December 31, 2019, 2018 and 2017 are as follows;

(in thousands of $)	2019	2018	2017
Charter hire paid (principal and interest)	11,745	47,324	75,055
Lease termination payments	—	(22,391)	(19,006)
Lease interest expense	6,940	16,400	25,980
Contingent rental income	(2,607)	(19,738)	(26,148)
Remaining lease obligation	87,930	99,784	299,016

Contingent rental income in 2019 is primarily due to the fact that the actual profit share expense earned by SFL in 2019 of $4.8 million (2018: $1.5 million, 2017: $5.6 million) was $2.2 million (2018: $19.7 million, 2017: $26.1 million) less than the amount accrued in the lease obligation payable when the leases were recorded at fair value at the time of the Merger.

In January 2014, the Company commenced a pooling arrangement with SFL, between two of its Suezmax tankers Front Odin and Front Njord and two SFL vessels Glorycrown and Everbright. The Company recognized a loss of $1.5 million in 2019 in relation to the pooling arrangement which is payable to SFL (2018: gain of $0.2 million, 2017: loss of $2.1 million).

FMSI transactions

In July 2018, the Company advanced a loan of $6.0 million to FMSI. The loan is interest free with no fixed repayment date. In January 2019, FMSI repaid $3.0 million to the Company. In the year ended December 31, 2018, the Company entered into agreements to purchase EGCS from FMSI with a financial commitment of approximately $26.0 million, excluding installation costs. In the year ended December 31, 2019 the Company paid or accrued amounts totalling $9.1 million (2018: $8.2 million) in relation to the installation of EGCS on its owned and leased vessels.

Transactions with other affiliates of Hemen

In June 2016, the Company signed a $275.0 million senior unsecured facility agreement with an affiliate of Hemen, the Company's largest shareholder. The Company repaid $66.0 million in the year ended December 31, 2019 from the facility and up to $155.0 million remains available and undrawn as of December 31, 2019. The Company recognized interest expense of $8.9 million in the year ended December 31, 2019 (2018: $9.3 million). In October 2019, the Company extended the terms of the facility by six months to May 2021.

In August 2019, an affiliate of Hemen provided a guarantee to finance the cash amount of up to $547.0 million, payable at closing of the Acquisition. A $3.4 million guarantee fee was paid in the year ended December 31, 2019. The Company closed the Acquisition on March 16, 2020 with the proceeds from the ICBCL financing arrangement, hence the Company will not proceed with the Hemen facility. See Note 31. for further details.

A summary of net amounts earned from (paid to) related parties for the years ended December 31, 2019, 2018 and 2017 are as follows:

(in thousands of $)	2019	2018	2017
Seatankers Management Co. Ltd	18,878	7,152	3,420
SFL	1,591	2,001	3,473
Golden Ocean	6,851	7,138	6,671
Seatankers Management Norway AS	(705)	(735)	(767)
Arcadia Petroleum Limited	3,197	—	—
Seadrill Limited	367	279	470
Archer Limited	418	317	238
Flex LNG Ltd	1,195	1,788	4,432
North Atlantic Drilling Ltd	—	29	37
Avance Gas	518	—	—
Other related parties	197	101	67

Net amounts earned from other related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income. Amounts paid to related parties comprise rental for office space and the provision of other administrative services.

Related party balances

A summary of balances due from related parties at December 31, 2019 and 2018 is as follows:

(in thousands of $)	2019	2018
SFL	4,982	1,653
Seatankers Management Co. Ltd	5,490	2,657
Archer Limited	94	173
Golden Ocean	3,593	2,370
Seadrill Limited	554	538
Arcadia Petroleum Limited	—	—
Flex LNG Ltd	391	210
North Atlantic Drilling Ltd	25	116
Avance Gas	240
Other related parties	212	178
	15,581	7,895

A summary of balances due to related parties at December 31, 2019 and 2018 is as follows:

(in thousands of $)	2019	2018
SFL Corporation Ltd	9,193	8,886
Seatankers Management Co. Ltd	4,037	3,236
Golden Ocean	6,241	5,558
Flex LNG Ltd	636	1,058
Avance Gas	79	—
	20,186	18,738

29.	COMMITMENTS AND CONTINGENCIES

As of December 31, 2019, the Company's newbuilding program comprised one Suezmax tanker and one VLCC, which are expected to be delivered in April and May 2020, and four LR2 tankers, which are expected to be delivered in January 2021, March 2021, October 2021 and January 2022, respectively. As of December 31, 2019, total installments of $45.0 million had been paid and remaining commitments amounted to $302.0 million, of which we expect $159.6 million to be paid in 2020, $109.1 million to be paid in 2021 and $33.3 million to be paid in 2022.

The Company insures the legal liability risks for its shipping activities with mutual protection and indemnity associations, who are members of the International Group of P&I Clubs. As a member of these mutual associations, the Company is subject to calls payable to the associations based on the Company's claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which result in additional calls on the members.

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

Following assignments of two property leases in 2015, each to a related party, a subsidiary of the Company has guaranteed the remaining outstanding payments due under the leases of approximately $5.4 million as of December 31, 2019 (2018: approximately $6.3 million). The Company does not believe that it will be required to make any payments under these guarantees and has not recorded a liability in the balance sheet in this respect.

As of December 31, 2019, the Company has committed to the purchase of EGCS on 11 vessels owned by the Company, with a financial commitment of $8.3 million, excluding installation costs. These commitments are due in 2020.

As of December 31, 2019, the Company has committed to the purchase of BWTS on eight vessels, with a financial commitment of $2.9 million, excluding installation costs. These commitments are due in 2020.

As of December 31, 2019, the Company has committed to the purchase of a special purpose company, which will hold 10 Suezmax tankers as a result of the Acquisition from TML. The cash amount due to TML on closing of the Acquisition on March 16, 2020 is $538.2 million. The Company has recognized $269.2 million of the cash amount due within the finance lease obligation of $272.0 million in respect of the five vessels which the Company does not charter back to Trafigura as of December 31, 2019. The remaining cash amount due will be recognized upon closing of the Acquisition. See Note 5. for full details of the accounting for this transaction.

30.	SUPPLEMENTAL INFORMATION

In the year ended December 31, 2017, the Company agreed with SFL to terminate the long-term charter for three vessels. The Company recognized a reduction in finance lease obligations of $53.2 million in the year ended December 31, 2017 in respect of these vessels.

In the year ended December 31, 2018, the Company agreed with SFL to terminate the long-term charter for six vessels. The Company recognized a reduction in finance lease obligations of $167.9 million in the year ended December 31, 2018 in respect of these vessels.

Further information on the termination of long-term charters with SFL can be found in Note 19.

In the year ended December 31, 2019, the Company issued 16,035,856 shares as part of the consideration under the SPA to acquire 10 Suezmax tankers from Trafigura. The shares have been recorded at the grant date fair value of $7.92 per share, totaling $127.0 million. See Note 5. for full details of the accounting for this transaction.

31.	SUBSEQUENT EVENTS

In October 2019, the Company announced that FMSI and Clean Marine AS had entered into a term sheet pursuant to which the entities will effect a business combination to create a leading provider of EGCS. The merger completed on January 23, 2020. Furthermore, the Company acquired an additional stake in the combined company from another shareholder for $0.8 million. Following the transactions, Frontline owns a 17.34% interest in the combined company.

In January 2020, the Company issued 798,000 ordinary shares under its share option scheme, the Frontline Scheme, to Robert Hvide Macleod at a strike price of $7.30 per share. Following such issuance, Frontline has an issued share capital of $197,692,321 divided into 197,692,321 ordinary shares.

In January 2020, the joint venture agreement with Golden Ocean Group Limited and companies in the Trafigura Group to establish a leading global supplier of marine fuels was completed. As a result, Frontline took a 15% interest in the joint venture company and made a $1.5 million shareholder loan to the joint venture company. Furthermore, the Company has agreed to provide a $50.0 million guarantee in respect of the performance of its subsidiaries, and two subsidiaries of an affiliate of Hemen, under a bunker supply arrangement with the joint venture.

In February 2020, the Company announced that FSL has agreed with SFL to terminate the long-term charter for the 2002-built VLCC Front Hakata upon the sale and delivery of the vessel by SFL to an unrelated third party. Frontline will receive a compensation payment of approximately $3.2 million from SFL for the termination of the current charter. The Company expects to record a gain on termination, including the compensation payment, of approximately $7.4 million in the first quarter of 2020. The charter with SFL terminated in February 2020. Following this termination, FSL will have two VLCCs on charter from SFL. In conjunction with the termination of the lease, the Company has settled the outstanding balances due under the notes payable in relation to the termination of the leases for Front Circassia, Front Page, Front Serenade, Front Stratus and Front Ariake of approximately $20.0 million.

In February 2020, the Company obtained a commitment from Crédit Agricole for a senior secured term loan facility in an amount of up to $62.5 million to part-finance the VLCC resale under construction at HSHI. The facility, which is subject to final documentation, will mature five years after delivery date, carries an interest rate of LIBOR plus a margin of 1.90% and has an amortization profile of 18 years.

In February 2020, the Company declared a cash dividend of $0.40 per share for the fourth quarter of 2019.

In March 2020, the Company signed a sale-and-leaseback agreement in an amount of up to $544.0 million with ICBCL to finance the cash amount payable upon closing of the Acquisition, which took place on March 16, 2020. The lease financing has a tenor of seven years, carries an interest rate of LIBOR plus a margin of 2.30%, has an amortization profile of 17.8 years and includes purchase options for Frontline throughout the term with a purchase obligation at the end of the term.

In March 2020, the Company closed the acquisition of 10 Suezmax tankers under the SPA with Trafigura.