Form 20-F
period 2020-12-31
FRONTLINE LTD /
filed 2021-03-18
CIK 913290

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2020
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________________ to _________________
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________________________

Commission file number	001-16601

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

197,692,321 Ordinary Shares, Par Value $1.00 Per Share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒                                            No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐                                            No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒                                            No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒                                            No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐
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

Indicate by check mark whether the registrant has ﬁled a report on and attestation to its management’s assessment of the eﬀectiveness of its internal control over ﬁnancial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting ﬁrm that prepared or issued its audit report:        ☒

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

Frontline Ltd. and its subsidiaries, or Frontline, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This annual report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance, and are not intended to give any assurance as to future results. When used in this document, the words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "targets," "likely," "would," "could," "seeks," "continue," "possible," "might" and similar expressions, terms or phrases may identify forward-looking statements.

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

In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•the strength of world economies;
•fluctuations in currencies and interest rates;
•general market conditions, including fluctuations in charter hire rates and vessel values;
•changes in the supply and demand for vessels comparable to ours and the number of newbuildings under construction;
•the highly cyclical nature of the industry that we operate in;
•the loss of a large customer or significant business relationship;
•changes in worldwide oil production and consumption and storage;
•changes in the Company's operating expenses, including bunker prices, drydocking, crew costs and insurance costs;
•planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking, surveys and upgrades;
•risks associated with any future vessel construction;
•our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions planned;
•our ability to renew our time charters when they expire or to enter into new time charters;
•availability of financing and refinancing, our ability to obtain financing and comply with the restrictions and other covenants in our financing arrangements;
•availability of skilled crew members other employees and the related labor costs;
•work stoppages or other labor disruptions by our employees or the employees of other companies in related industries;
•compliance with governmental, tax, environmental and safety regulation, any non-compliance with the U.S.;
•the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance, or ESG, policies;
•Foreign Corrupt Practices Act of 1977, or FCPA, or other applicable regulations relating to bribery;
•the impact of the discontinuance of London Interbank Offered Rate, or LIBOR, after 2021 on interest rates of our debt that reference LIBOR;
•general economic conditions and conditions in the oil industry;
•effects of new products and new technology in our industry, including the potential for technological innovation to reduce the value of our vessels and charter income derived therefrom;
•vessel breakdowns and instances of off-hire;
•the impact of an interruption in or failure of our information technology and communications systems, including the impact of cyber-attacks, upon our ability to operate;
•potential conflicts of interest involving members of our board of directors and senior management;

•the failure of counter parties to fully perform their contracts with us;
•changes in credit risk with respect to our counterparties on contracts;
•our dependence on key personnel and our ability to attract, retain and motivate key employees;
•adequacy of insurance coverage;
•our ability to obtain indemnities from customers;
•changes in laws, treaties or regulations;
•the volatility of the price of our ordinary shares;
•our incorporation under the laws of Bermuda and the different rights to relief that may be available compared to other countries, including the United States;
•changes in governmental rules and regulations or actions taken by regulatory authorities;
•government requisition of our vessels during a period of war or emergency;
•potential liability from pending or future litigation and potential costs due to environmental damage and vessel collisions;
•the arrest of our vessels by maritime claimants;
•general domestic and international political conditions or events, including “trade wars”;
•any further changes in U.S. trade policy that could trigger retaliatory actions by the affected countries;
•potential disruption of shipping routes due to accidents, political events, international hostilities and instability, acts by terrorists or acts of piracy on ocean-going vessels;
•the impact of adverse weather and natural disasters;
•the length and severity of epidemics and pandemics, including the ongoing global outbreak of the novel coronavirus, or COVID-19, and its impact on the demand for seaborne transportation in the tanker sector;
•business disruptions due to natural disasters or other disasters outside our control, such as the ongoing COVID-19 pandemic; and
•other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, or the Commission.

We caution readers of this annual report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward looking statements. Please see “Item 3. Key Information—D. Risk Factors” of this annual report for a more complete discussion of these and other risks and uncertainties.

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

A. SELECTED FINANCIAL DATA

The selected statement of operations data of the Company with respect to the fiscal years ended December 31, 2020, 2019 and 2018 and the selected balance sheet data of the Company as of December 31, 2020 and 2019 have been derived from the Company's consolidated financial statements included herein and should be read in conjunction with such statements and the notes thereto. The selected balance sheet data as of December 31, 2018, 2017 and 2016 have been derived from consolidated financial statements of the Company not included herein. The selected statement of operations data with respect to the fiscal year ended December 31, 2017 and 2016 have been derived from consolidated financial statements of the Company not included herein.

The following table should also be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and the Company's consolidated financial statements and notes thereto included herein. The Company's accounts are maintained in U.S. dollars.

	Fiscal year ended December 31,
	2020	2019	2018	2017	2016
(in thousands of $, except ordinary shares, per share data and ratios)
Statement of Operations Data :
Total operating revenues (1)	1,221,187	957,322	742,266	646,326	754,306
Total operating expenses	743,294	721,222	669,761	844,978	574,142
Net operating income	507,795	239,522	82,711	(196,271)	177,481
Net (loss) income	413,006	139,986	(8,398)	(264,322)	117,514
Net (loss) income attributable to the Company	412,875	139,972	(8,880)	(264,861)	117,010
Basic earnings (loss) per share attributable to the Company (2)	$2.11	$0.81	$(0.05)	$(1.56)	$0.75
Diluted earnings per share attributable to the Company (2)	$2.09	$0.78	$(0.05)	$(1.56)	$0.75
Dividends per share declared (2)	$1.60	$0.10	$—	$0.30	$1.05

	Fiscal year ended December 31,
	2020	2019	2018	2017	2016
(in thousands of $, except ordinary shares and ratios)
Balance Sheet Data (at end of year) :
Cash and cash equivalents	174,721	174,223	66,484	104,145	202,402
Newbuildings	48,498	46,068	52,254	79,602	308,324
Vessels and equipment, net	3,307,144	2,579,905	2,476,755	2,342,130	1,477,395
Vessels and equipment under finance leases, net	53,518	418,390	90,676	251,698	536,433
Investment in associated company	1,279	4,927	6,246	—	—
Total assets	3,918,221	3,697,818	3,077,841	3,133,728	2,966,317
Short-term debt and current portion of long-term debt	167,082	438,962	120,479	113,078	67,365
Current portion of obligations under finance leases	7,810	283,463	11,854	43,316	56,505
Long-term debt	1,968,924	1,254,417	1,610,293	1,467,074	914,592
Obligations under finance leases	48,467	76,447	87,930	255,700	366,095
Share capital	197,692	196,894	169,821	169,809	169,809
Total equity attributable to the Company	1,612,025	1,509,976	1,163,800	1,187,308	1,499,601
Ordinary shares outstanding (000s) (2)	197,692	196,894	169,821	169,809	169,809
Weighted average ordinary shares outstanding (000s) (2)	195,637	173,576	169,810	169,809	156,973
Other Financial Data:
Equity to assets ratio (percentage) (3)	41.1%	40.8%	37.8%	37.9%	50.6%
Debt to equity ratio (4)	1.4	1.4	1.6	1.6	0.9
Price earnings ratio (5)	2.9	15.9	(110.6)	(2.9)	9.5
Time charter equivalent revenue (6)	840,658	527,446	339,196	365,059	566,701

Notes:

1.The Company adopted ASC 606 effective from January 1, 2018 and ASC 842 lease from January 1, 2019. Prior periods have not been restated for the impact of these standards, see Note 2. and Note 3. to our Consolidated Financial Statements for an explanation of the impact of the adoption of ASC 606 and ASC 842.

2.Earnings and dividends per share amounts, the number of ordinary shares outstanding and the weighted average ordinary shares outstanding have been restated to reflect the 1-for-5 reverse share split that was effected on February 3, 2016.

3.Equity-to-assets ratio is calculated as total equity attributable to the Company divided by total assets.

4.Debt-to-equity ratio is calculated as total interest bearing current and long-term liabilities, including obligations under finance leases, divided by total equity attributable to the Company.

5.Price earnings ratio is calculated by dividing the closing year end share price by basic earnings per share attributable to the Company. Each year end share price has been adjusted for the 1-for-5 reverse share split in February 2016.

6.A reconciliation of time charter equivalent revenues to total operating revenues as reflected in the Consolidated Statements of Operations is as follows:

(in thousands of $)	2020	2019	2018	2017	2016
Total operating revenues	1,221,187	957,322	742,266	646,326	754,306
Less:
Finance lease interest income	—	(690)	(1,293)	(1,748)	(2,194)
Other income	(22,331)	(33,704)	(24,005)	(20,185)	(23,770)
Other non-vessel related income	(5,100)	—	—	—	—
Voyage expenses and commissions	(353,098)	(395,482)	(377,772)	(259,334)	(161,641)
Time charter equivalent revenue	840,658	527,446	339,196	365,059	566,701

Consistent with general practice in the shipping industry, the Company uses time charter equivalent revenue, or TCE, which represents operating revenues less finance lease interest income, other income, other non-vessel related income, and voyage expenses and commissions, as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. Time charter equivalent revenue, a non-GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable GAAP measure, because it assists Company management in making decisions regarding the deployment and use of its vessels and in evaluating the Company's financial performance.

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

We are engaged in the seaborne transportation of crude oil and oil products. Some of the risks summarized below and discussed in greater detail in the following pages relate principally to the industry in which we operate, shipping generally, and to our business. Other risks relate principally to the ownership of our securities. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results and ability to pay dividends on our shares, or the trading price of our shares.

•The tanker industry has historically been cyclical and volatile in terms of charter rates and earnings
•Any decrease in shipments of crude oil may adversely affect our financial performance.
•An over-supply of tanker capacity may lead to reductions in charter rates, vessel values and profitability.
•The instability of the Euro or the inability of countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position.
•A shift in consumer demand from oil towards other energy sources or changes to trade patterns for crude oil or refined oil products may have a material adverse effect on our business.
•The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.
•Technological innovation and quality and efficiency requirements from our customers could reduce our charterhire income and the value of our vessels.
•Failure to protect our IT systems against security breaches could adversely affect our business and results of operations.
•ESG policies may impose additional costs on us or expose us to additional risks.
•Risks involved with operating ocean-going vessels could result in the loss of life or harm to our seafarers, environmental accidents or affect our business and reputation.
•If economic conditions throughout the world deteriorate or become more volatile, it could impede our operations.
•The U.K.’s withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business.
•Acts of piracy on ocean-going vessels could adversely affect our business.
•Political instability, terrorist or other attacks, war, international hostilities and public health threats can affect the tanker industry.

•Our business may be harmed by the ongoing outbreak of COVID-19.
•If our vessels call at ports subject to US or international restrictions we could be adversely affected.
•Compliance with safety and other vessel requirements imposed by classification societies may be costly and could reduce our net cash flows and net income.
•We are subject to complex laws and regulations, including environmental laws and regulations that can increase our liability and adversely affect our business, results of operations and financial condition.
•If we fail to comply with international safety regulations, we may be subject to increased liability, which may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.
•Regulations relating to ballast water discharge may adversely affect our revenues and profitability.
•Maritime claimants could arrest one or more of our vessels, which could interrupt our cash flow.
•Governments could requisition our vessels during a period of war or emergency resulting in a loss of earnings.
•We are dependent on the spot market and exposed to its volatility.
•A drop in spot market rates may provide an incentive for some charterers to default on their charters.
•Changes in the price of fuel, or bunkers, may adversely affect our profits.
•The operation of tankers involves certain unique operational risks.
•Volatility in vessel values may result in losses when we sell vessels or could cause us to incur impairment charges.
•We may be unable to successfully compete with other vessel operators for charters.
•Our time charters may limit our ability to benefit from any improvement in charter rates.
•Purchasing and operating secondhand vessels may result in increased operating costs and vessels off-hire.
•Delays or defaults by the shipyards in the construction of our newbuildings could increase our expenses and diminish our net income and cash flows.
•We may be unable to locate suitable vessels for acquisition which would adversely affect our ability to expand our fleet.
•We may not be able to recruit suitable employees and crew for our vessels which may limit our growth.
•Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and cause disruption of our business.
•Our ability to obtain debt financing may be dependent on the performance of our then-existing charters and the creditworthiness of our charterers.
•Volatility of LIBOR and potential changes of the use of LIBOR as a benchmark could affect our profitability, earnings and cash flow.
•We may be unable to comply with the covenants contained in our loan agreements.
•Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines, criminal penalties and an adverse effect on our business.
•As an exempted company incorporated under Bermuda law, our operations are subject to economic substance requirements.
•Incurrence of expenses or liabilities may reduce or eliminate cash distributions.
•We may not be able to finance our future capital commitments.
•We may be required to record a further goodwill impairment loss, which could have a material adverse effect on our results of operations and financial position.
•The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.
•If we do not set aside funds and are unable to borrow or raise funds for vessel replacement at the end of a vessel's useful life our revenue will decline.
•Hemen may be able to exercise significant influence over us and may have conflicts of interest with our other shareholders.
•Certain of our directors, executive officers and major shareholders may have interests that are different from the interests of our other shareholders.
•We may be unable to attract and retain key management personnel in the tanker industry.
•If labor interruptions are not resolved in a timely manner, they could have a material adverse effect on our business
•We may not have adequate insurance to compensate us if our vessels are damaged or lost.
•We may be subject to calls because we obtain some of our insurance through protection and indemnity associations.

•Because our offices and most of our assets are outside the United States, you may not be able to bring suit against us, or enforce a judgment obtained against us in the United States.
•United States tax authorities could treat the Company as a "passive foreign investment company," which could have adverse United States federal income tax consequences to United States shareholders.
•We may not qualify for an exemption under Section 883 of the Code, and may therefore have to pay tax on United States source income.
•The price of our ordinary shares historically has been volatile.
•Future sales of our ordinary shares could have an adverse effect on our share price.

Risks Related to Our Industry

If the tanker industry, which historically has been cyclical and volatile, declines in the future, our revenues, earnings and available cash flow may be adversely affected.

Historically, the tanker industry has been highly cyclical, with volatility in profitability, charter rates and asset values resulting from changes in the supply of, and demand for, tanker capacity and changes in the supply of and demand for oil and oil products. These factors may adversely affect the rates payable and the amounts we receive in respect of our vessels. Our ability to re-charter our vessels on the expiration or termination of their current spot and time charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker market and we cannot guarantee that any renewal or replacement charters we enter into will be sufficient to allow us to operate our vessels profitably. Our revenues are affected by our strategy to employ some of our vessels on time charters, which have a fixed income for a pre-set period of time as opposed to trading ships in the spot market where their earnings are heavily impacted by the supply and demand balance. If we are not able to obtain new contracts in direct continuation with existing charters or for newly acquired vessels, or if new contracts are entered into at charter rates substantially below the existing charter rates or on terms otherwise less favorable compared to existing contracts terms, our revenues and profitability could be adversely affected.

The factors that influence demand for tanker capacity include:

•supply and demand for oil and oil products;
•global and regional economic and political conditions, including developments in international trade, national oil reserves policies, fluctuations in industrial and agricultural production;
•national policies regarding strategic oil inventories (including if strategic reserves are set at a lower level in the future as oil decreases in the energy mix);
•regional availability of refining capacity and inventories compared to geographies of oil production regions;
•changes in seaborne and other transportation patterns, including changes in the distances over which tanker cargoes are transported by sea;
•increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;
•currency exchange rates, most importantly versus USD;
•weather and acts of God and natural disasters;
•competition from alternative sources of energy and from other shipping companies and other modes of transport;
•international sanctions, embargoes, import and export restrictions, nationalizations, piracy, terrorist attacks and armed conflicts;
•legal and regulatory changes including regulations adopted by supranational authorities and/or industry bodies, such as safety and environmental regulations and requirements by major oil companies; and
•diseases and viruses, affecting livestock and humans, including pandemics, such as the COVID-19 outbreak.

The factors that influence the supply of tanker capacity include:

•current and expected purchase orders for tankers;
•the number of tanker newbuilding deliveries;
•the number of shipyards and ability of shipyards to deliver vessels;
•any potential delays in the delivery of newbuilding vessels and/or cancellations of newbuilding orders;
•availability of financing for new vessels and shipping activity;
•the scrapping rate of older tankers;
•the number of vessel casualties;

•technological advances in tanker design and capacity;
•tanker freight rates, which are affected by factors that may affect the rate of newbuilding, swapping and laying up of tankers;
•port and canal congestion;
•slow-steaming of vessels;
•price of steel and vessel equipment;
•the number of conversions of tankers to other uses or conversions of other vessels to tankers;
•the number of tankers that are out of service, namely those that are laid-up, dry docked, awaiting repairs or otherwise not available for hire;
•changes in government and industry environmental and other regulations that may limit the useful lives of tankers; and
•changes in national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage.

In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance costs, insurance coverage costs, and the efficiency and age profile of the existing tanker fleet. The factors affecting the supply and demand for tankers have been volatile and are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable, including those discussed above. Market conditions were volatile in 2020 and continued volatility may reduce demand for transportation of oil over longer distances and increase the supply of tankers to carry that oil, which may have a material adverse effect on our business, financial condition, results of operations, cash flows, ability to pay dividends and existing contractual obligations.

Any decrease in shipments of crude oil may adversely affect our financial performance.

The demand for our oil tankers derives primarily from demand for Arabian Gulf, West African, North Sea, Caribbean, Russian and US Shale crude oil, which, in turn, primarily depends on the economies of the world's industrial countries and competition from alternative energy sources. Any decrease in shipments of crude oil or change in trade patterns from the above mentioned geographical areas would have a material adverse effect on our financial performance. Among the factors which could lead to such a decrease are:

•increased crude oil production from other areas;
•increased refining capacity in the Arabian Gulf or West Africa;
•increased use of existing and future crude oil pipelines in the Arabian Gulf or West Africa;
•a decision by oil-producing nations to increase their crude oil prices or to further decrease or limit their crude oil production;
•armed conflict in the Arabian Gulf and West Africa and political or other factors; and
•the development, availability and the costs of nuclear power, natural gas, coal and other alternative sources of energy.

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

The instability of the Euro or the inability of countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position.

As a result of the credit crisis in Europe, in particular in Greece, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, or the ESM, which was activated by mutual agreement, to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries entered into force in May 2013. Despite these measures, and certainly against the background of the COVID-19 outbreak, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the Euro. An extended period of adverse development in the outlook for European countries could still reduce the overall demand for oil and thus for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flow.

A shift in consumer demand from oil towards other energy sources or changes to trade patterns for crude oil or refined oil products may have a material adverse effect on our business.

A significant portion of our earnings are related to the oil industry and our lack of diversification will potentially affect the demand for our vessels. We rely almost exclusively on the cash flows generated from charters for our vessels that operate in the tanker sector of the shipping industry. Due to our lack of diversification, adverse developments in the tanker shipping industry have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets or lines of business. Adverse developments in the tanker business could therefore reduce our ability to meet our payment obligations and our profitability.

“Peak oil” is the year when the maximum rate of extraction of oil is reached. Recent forecasts of “peak oil” range from 2019 to the 2040s, depending on economics and how governments respond to global warming. Irrespective of “peak oil”, the continuing shift in consumer demand from oil towards other energy resources such as wind energy, solar energy, hydrogen energy or nuclear energy, which shift appears to be accelerating as a result of the COVID-19 situation, as well shift in government commitments and support for energy transition programs, may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

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

Our customers, in particular those in the oil industry, have a high and increasing focus on quality and compliance standards with their suppliers across the entire supply chain, including the shipping and transportation segment. Our continued compliance with these standards and quality requirements is vital for our operations. The charterhire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new tankers are built that are more efficient or more flexible or have longer physical lives than our vessels or utilize more environmentally sustainable propulsion technologies, competition from these more technologically advanced vessels could adversely affect the amount of charterhire payments we receive for our vessels and the resale value of our vessels could significantly decrease. This could have an adverse effect on our results of operations, cash flows, financial condition and ability to pay dividends.

We rely on our and our ship managers' information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations, including on our vessels. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.

We rely on our computer systems and network infrastructure across our operations, including on our vessels. The safety and security of our vessels and efficient operation of our business, including processing, transmitting and storing electronic and financial information, are dependent on computer hardware and software systems, which are increasingly vulnerable to security breaches and other disruptions. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business and results of operations.

Our vessels rely on information systems for a significant part of their operations, including navigation, provision of services, propulsion, machinery management, power control, communications and cargo management. We have in place safety and security measures on our vessels and onshore operations to secure our vessels against cyber-security attacks and any disruption to their information systems. However, these measures and technology may not adequately prevent security breaches despite our continuous efforts to upgrade and address the latest known threats. A disruption to the information system of any of our vessels could lead to, among other things, wrong routing, collision, grounding and propulsion failure.

Beyond our vessels, we rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. The technology and other controls and processes designed to secure our confidential and proprietary information, detect and remedy any unauthorized access to that information were designed to obtain reasonable, but not absolute, assurance that such information is secure and that any unauthorized access is identified and addressed appropriately. Such controls may in the future fail to prevent or detect, unauthorized access to our confidential and proprietary information. In addition, the foregoing events could result in violations of applicable privacy and other laws. If confidential information is inappropriately accessed and used by a third party or an employee for illegal purposes, we may be responsible to the affected individuals for any losses they may have incurred as a result of misappropriation. In such an instance, we may also be subject to regulatory action, investigation or liable to a governmental authority for fines or penalties associated with a lapse in the integrity and security of our information systems.

Our operations, including our vessels, and business administration could be targeted by individuals or groups seeking to sabotage or disrupt such systems and networks, or to steal data, and these systems may be damaged, shutdown or cease to function properly (whether by planned upgrades, force majeure, telecommunications failures, hardware or software break-ins or viruses, other cyber-security incidents or otherwise). For example, the information systems of our vessels may be subject to threats from hostile cyber or physical attacks, phishing attacks, human errors of omission or commission, structural failures of resources we control, including hardware and software, and accidents and other failures beyond our control. The threats to our information systems are constantly evolving, and have become increasingly complex and sophisticated. Furthermore, such threats change frequently and are often not recognized or detected until after they have been launched, and therefore, we may be unable to anticipate these threats and may not become aware in a timely manner of such a security breach, which could exacerbate any damage we experience.

We may be required to expend significant capital and other resources to protect against and remedy any potential or existing security breaches and their consequences. A cyber-attack could result in significant expenses to investigate and repair security breaches or system damages and could lead to litigation, fines, other remedial action, heightened regulatory scrutiny and diminished customer confidence. In addition, our remediation efforts may not be successful and we may not have adequate insurance to cover these losses.

The unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our ESG policies may impose additional costs on us or expose us to additional risks.

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

The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:

•loss of life or harm to seafarers;
•a marine disaster;
•environmental accidents;
•cargo and property losses or damage; and
•business interruptions caused by mechanical failure, human error, war, terrorism, piracy, political action in various countries, labor strikes, or adverse weather conditions.

Any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an accident or oil spill or other environmental disaster may harm our reputation as a safe and reliable tanker operator. In June 2019 an explosion occurred on the Front Altair shortly after the vessel had passed through the Strait of Hormuz in the Persian Gulf. The 23 crew members onboard the Front Altair were unharmed after being rescued by a cargo vessel. The Company deployed emergency responders in a timely manner, who extinguished the fire on the vessel within hours of the incident and took precautions to limit any pollution. The vessel remained afloat and was successfully towed for repairs which were completed in November 2019. We procure insurance for our fleet against those risks that we believe the shipping industry commonly insures, which include hull and machinery insurance, protection and indemnity insurance covering environmental damage and pollution insurance, freight, demurrage and defense insurance which provides coverage to shipowners and operators for legal and other costs incurred in relation to disputes that are uninsured and war risk insurance. The total cost of repairs and related services to the Company in the year ended December 31, 2019 in connection with the Front Altair incident was $2.3 million, excluding amounts paid directly by our insurers, all of which has been recovered under our insurance policies. In addition the Company has recovered $3.7 million under its loss of hire insurance. This incident did not have a material impact on the Company's results of operations or cash flows.

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

Our ability to secure funding is dependent on well-functioning capital markets and on an appetite to provide funding to the shipping industry. At present, capital markets are well-functioning and funding is available for the shipping industry. However, if global economic conditions worsen or lenders for any reason decide not to provide debt financing to us, we may not be able to secure additional financing to the extent required, on acceptable terms or at all. If additional financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due, or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise. Relatedly, certain banks have reduced or ceased lending for oil cargoes, which could have an adverse economic impact on our customers.

In Europe, large sovereign debts and fiscal deficits, low growth prospects and high unemployment rates in a number of countries have contributed to the rise of Eurosceptic parties, which would like their countries to leave the Euro. The exit of the United Kingdom, or the U.K., from the European Union, or the EU, as described more fully below and potential new trade policies in the United States further increase the risk of additional trade protectionism.

In addition, concerns regarding the possibility of sovereign debt defaults by European Union member countries have in the past disrupted financial markets throughout the world, and may lead to weaker consumer demand in the European Union, the United States, and other parts of the world. The possibility of sovereign debt defaults by European Union member countries and the possibility of market reforms to float the Chinese renminbi, either of which development could weaken the Euro against the Chinese renminbi, could adversely affect consumer demand in the European Union. Moreover, the revaluation of the renminbi may negatively impact the United States' demand for imported goods, many of which are shipped from China. Future weak economic conditions could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders.

Continued economic slowdown in the Asia Pacific region, especially in China, may exacerbate the effect on us of the recent slowdown in the rest of the world. In recent history, China has had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China's GDP for the year ended December 31, 2020, however, is estimated to be around 2.3%, down from the growth rate of 6.0% for the year ended December 31, 2019. Following the emergence of the COVID-19, China experienced reduced industrial activity with temporary closures of factories and other facilities, labor shortages and restrictions on travel. As such, China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future. Our financial condition and results of operations, as well as our future prospects, would likely be impeded by a continuing or worsening economic downturn in any of these countries.

In addition, President Xi Jinping committed his country to achieving carbon neutrality by 2060 at the UN General Assembly despite that carbon emissions are currently a prominent part of China’s economic and industrial structure as it relies heavily on nonrenewable energy sources, generally lacks of energy efficiency, and has a rapidly growing energy demand. Depending on how China attempts to achieve carbon neutrality by 2060, including through the reduction in the use of oil, an overall increase in the use of nonrenewable energy as part of the energy consumption mix and through other means, any reduction in the demand for oil and oil products and our tanker vessels could have a material adverse effect on our business, cash flows and results of operations.

Further, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, leaders in the United States have indicated that the United States may seek to implement more protective trade measures. The results of the 2020 presidential election in the United States have created significant uncertainty about the future relationship between the United States, China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. For example, in March 2018, former President Trump announced tariffs on imported steel and aluminum into the United States that could have a negative impact on international trade generally and in January 2019, the United States announced sanctions against Venezuela, which may have an effect on its oil output and in turn affect global oil supply. However, it is not yet clear how the United States administration under President Biden may deviate from the former administration’s protectionist foreign trade policies. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on the shipping industry, and therefore, our charterers and their business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations, financial condition and our ability to pay any cash distributions to our shareholders.

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

The U.K.’s withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business.

On June 23, 2016, in a referendum vote commonly referred to as “Brexit,” a majority of voters in the U.K. voted to exit the European Union. Since then, the U.K. and the EU have negotiated the terms of a withdrawal agreement, which was approved in October 2019 and ratified in January 2020. The U.K. formally exited the European Union on January 31, 2020, although a transition period remained in place until December 2020 during which the U.K. was subject to the rules and regulations of the EU while continuing to negotiate the parties’ relationship going forward, including trade deals. It is unclear what long-term economic, financial, trade and legal implications the withdrawal of the U.K. from the European Union would have, and how such withdrawal would affect our business. In addition, Brexit may lead other European Union member countries to consider referendums regarding their European Union membership. Any of these events, along with any political, economic and regulatory changes that may occur, could cause political and economic uncertainty and harm our business and financial results.

Brexit contributes to considerable uncertainty concerning the current and future economic environment. Brexit could adversely affect European or worldwide political, regulatory, economic or market conditions and could contribute to instability in global political institutions, regulatory agencies and financial markets.

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

We conduct most of our operations outside of the United States, and our business, results of operations, cash flows, financial condition and available cash may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the current political instability in the Middle East and the South China Sea region and other geographic countries and areas, geopolitical events, terrorist or other attacks, and war (or threatened war) or international hostilities, such as those between the United States and North Korea.

Terrorist attacks, the frequent incidents of terrorism in the Middle East, and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks around the world, continues to cause uncertainty in the world's financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Middle East, including the armed conflicts in Syria and Yemen, and increased tensions between the U.S. and Iran, as well as the presence of U.S. or other armed forces in Iraq, Syria, Afghanistan and various other regions, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. As a result of the above, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs. Additionally, Brexit, or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business and operations.

In January 2020, in response to certain perceived terrorist activity, the United States launched an airstrike in Baghdad that killed a high-ranking Iranian general, increasing hostilities between the U.S. and Iran. This attack or further escalations between the U.S. and Iran that may follow, could result in retaliation from Iran that could potentially affect the shipping industry, through increased attacks on vessels in the Strait of Hormuz (which already experienced an increased number of attacks on and seizures of vessels in recent years), or by potentially closing off or limiting access to the Strait of Hormuz, where a significant portion of the world's oil supply passes through. Any restriction on access to the Strait of Hormuz, or increased attacks on vessels in the area, could negatively impact our earnings, cash flow and results of operations.

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

In addition, public health threats, such as COVID-19, influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, could adversely impact our operations, including timely rotation of our crews, and the operations of our customers. Delayed rotation of crew may adversely affect the mental and physical health of our crew and the safe operation of our vessels as a consequence.

Our financial results and operations may be adversely affected by the ongoing outbreak of COVID-19, and related governmental responses thereto.

Since the beginning of calendar year 2020, the outbreak of COVID-19 that originated in China in late 2019 and that has spread to most nations around the globe has resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus, including travel bans, quarantines, and other emergency public health measures, and a number of countries implemented lockdown measures. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. If the COVID-19 pandemic continues on a prolonged basis or becomes more severe, the adverse impact on the global economy and the rate environment for tankers and other cargo vessels may deteriorate further and our operations and cash flows may be negatively impacted. Relatively weak global economic conditions during periods of volatility have and may continue to have a number of adverse consequences for tankers and other shipping sectors, including, among other things:

•low charter rates, particularly for vessels employed on short-term time charters or in the spot market;

•decreases in the market value of tankers and limited second-hand market for the sale of vessels;

•limited financing for vessels;

•loan covenant defaults; and

•declaration of bankruptcy by certain vessel operators, vessel owners, shipyards and charterers.

The COVID-19 pandemic and measures to contain its spread have negatively impacted regional and global economies and trade patterns in markets in which we operate, the way we operate our business, and the businesses of our charterers and suppliers. These negative impacts could continue or worsen, even after the pandemic itself diminishes or ends. Companies, including us, have also taken precautions, such as requiring employees to work remotely and imposing travel restrictions, while some other businesses have been required to close entirely. Moreover, we face significant risks to our personnel and operations due to the COVID-19 pandemic. Our crews face risk of exposure to COVID-19 as a result of travel to ports in which cases of COVID-19 have been reported. Our shore-based personnel likewise face risk of such exposure, as we maintain offices in areas that have been impacted by the spread of COVID-19.

Measures against COVID-19 in a number of countries have restricted crew rotations on our vessels, which may continue or become more severe. As a result, in 2020, we experienced and may continue to experience disruptions to our normal vessel operations caused by increased deviation time associated with positioning our vessels to countries in which we can undertake a crew rotation in compliance with such measures. Delays in crew rotations have led to issues with crew fatigue and may continue to do so, which may result in delays or other operational issues. We have had and expect to continue to have increased expenses due to incremental fuel consumption and days in which our vessels are unable to earn revenue in order to deviate to certain ports on which we would ordinarily not call during a typical voyage. We may also incur additional expenses associated with testing, personal protective equipment, quarantines, and travel expenses such as airfare costs in order to perform crew rotations in the current environment. Delays in crew rotations may also cause us to incur additional costs related to crew bonuses paid to retain the existing crew members on board and may continue to do so.

The COVID-19 pandemic and measures in place against the spread of the virus have led to a highly difficult environment in which to dispose of vessels given difficulty to physically inspect vessels. The impact of COVID-19 has also resulted in reduced industrial activity globally, with temporary closures of factories and other facilities, labor shortages and restrictions on travel. We believe these disruptions along with other factors, including lower demand for some of the cargoes we carry, have contributed to lower tanker rates in the fourth quarter of 2020.

Epidemics may also affect personnel operating payment systems through which we receive revenues from the chartering of our vessels or pay for our expenses, resulting in delays in payments. Organizations across industries, including ours, are rightly focusing on their employees' well-being, whilst making sure that their operations continue undisrupted and at the same time, adapting to the new ways of operating. As such employees are encouraged or even required to operate remotely which could increase the risk of cyber security attacks.

While it is still too early to fully assess the overall impact that COVID-19 will have on our financial condition and operations and on the tanker industry in general, we assess that the tanker charter rates have been reduced significantly as a result of COVID-19 after an initial increase in rates at the start of 2020 and that the shipping industry in general and our Company specifically are likely to continue to be exposed to volatility in the near term.

Further, containment measures and quarantine restrictions adopted by many countries worldwide have caused significant impact on our ability to embark and disembark crew members and on our seafarers themselves. As a result, since the outbreak of COVID-19 and as of the date of this report, we have encountered certain prolonged delays and surrounding complexities in embarking and disembarking crew onto our ships which further resulted in increased operational costs and decreased revenues by reason of off-hires associated with crew rotation and related logistical complications associated with supplying our vessels with spares or other supplies.

The occurrence or continued occurrence of any of the foregoing events or other epidemics or an increase in the severity or duration of the COVID-19 or other epidemics could have a material adverse effect on our business, results of operations, cash flows, financial condition, value of our vessels, and ability to pay dividends.
Our vessels may call at ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S., the European Union, the United Nations or other governments, which could lead to monetary fines or penalties and adversely affect our reputation and the market for our ordinary shares.

While none of our vessels have called on ports located in countries or territories that are the subject of country-wide or territory-wide sanctions and/or embargoes imposed by the U.S. government or other governmental authorities (“Sanctioned Jurisdictions”) in 2020 in violation of applicable sanctions or embargo laws, in the past, certain of our vessels have made port calls in Iran, including in 2018 when six of our vessels made six port calls in total to Iran. Although we intend to maintain compliance with all applicable sanctions and embargo laws, and we endeavor to take precautions reasonably designed to mitigate such risks, it is possible that, in the future, our vessels may call on ports located in Sanctioned Jurisdictions on charterers’ instructions and/or without our consent. If such activities result in a violation of sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our ordinary shares could adversely affected.

The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or expanded over time. Current or future counterparties of ours may be affiliated with persons or entities that are or may be in the future the subject of sanctions imposed by the U.S. government or other governmental authorities. If we determine that such sanctions require us to terminate existing or future contracts to which we, or our subsidiaries, are party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected or we may suffer reputational harm.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations as of December 31, 2020, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries or territories identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities that are not controlled by the governments of those countries or territories that are the subject of certain U.S. sanctions or embargo laws, or engaging in operations associated with those countries or territories pursuant to contracts with third parties that are unrelated to those countries or territories or entities controlled by their governments. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in countries or territories that we operate in.

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

We are subject to complex laws and regulations, including environmental laws and regulations that can increase our liability and adversely affect our business, results of operations and financial condition.

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

A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental requirements can also affect the resale value or useful lives of our vessels, could require a reduction in cargo capacity, ship modifications or operational changes or restrictions, could lead to decreased availability of insurance coverage for environmental matters or could result in the denial of access to certain jurisdictional waters or ports or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including clean-up obligations and natural resource damages liability, in the event that there is a release of hazardous materials from our vessels or otherwise in connection with our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability, without regard to whether we were negligent or at fault. We could also become subject to personal injury or property damage claims relating to the release of hazardous substances associated with our existing or historic operations. Violations of, or liabilities under, environmental requirements can result in substantial penalties, fines and other sanctions, including, in certain instances, seizure or detention of our vessels, and could harm our reputation with current or potential charterers of our tankers. We will be required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although our technical manager will arrange for insurance to cover our vessels with respect to certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, financial condition, results of operations and cash flows.

In addition, many environmental requirements are designed to reduce the risk of pollution, such as from oil spills, and our compliance with these requirements could be costly. To comply with these and other regulations, including: (i) the sulfur emission requirements of Annex VI of the International Convention for the Prevention of Marine Pollution from Ships, or “MARPOL”, which instituted a global 0.5% (lowered from 3.5% as of January 1, 2020) sulphur cap on marine fuel consumed by a vessel, unless the vessel is equipped with a scrubber, and (ii) the International Convention for the Control and Management of Ships’ Ballast Water and Sediments of the International Maritime Organization, or “IMO”, which requires vessels to install expensive ballast water treatment systems, we may be required to incur additional costs to meet new maintenance and inspection requirements, develop contingency plans for potential spills, and obtain insurance coverage. The increased demand for low sulphur fuels may increase the costs of fuel for our vessels that do not have scrubbers. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of doing business and which may materially and adversely affect our operations.

Please see “Item 4. Information on the Company—B. Business Overview—Environmental and Other Regulations in the Shipping Industry” for a discussion of the environmental and other regulations applicable to us.

If we fail to comply with international safety regulations, we may be subject to increased liability, which may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is affected by the requirements set forth in the IMO's International Safety Management Code, or the ISM Code. The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. If we fail to comply with the ISM Code, we may be subject to increased liability, including the invalidation of existing insurance or a decrease of available insurance coverage for our affected vessels and such failure may result in a denial of access to, or detention in, certain ports. The U.S. Coast Guard and European Union authorities enforce compliance with the ISM and International Ship and Port Facility Security Code, or the ISPS Code, and prohibit non-compliant vessels from trading in U.S. and European Union ports. This could have a material adverse effect on our future performance, results of operations, cash flows and financial position. Given that the IMO continues to review and introduce new regulations, it is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale prices or useful lives of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates, and financial assurances with respect to our operations.

Please see “Item 4. Information on the Company—B. Business Overview—Environmental and Other Regulations in the Shipping Industry” for a discussion of the environmental and other regulations applicable to us.

Regulations relating to ballast water discharge may adversely affect our revenues and profitability.

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the IOPP renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ships constructed on or after September 8, 2017 are to comply with the D-2 standards on or after September 8, 2017. As of December 31, 2020, we have 19 vessels that require some upgrading in order to be compliant following their IOPP renewal survey and costs of compliance are estimated to be $1.1 million in total. As of December 31,

2020 the Company has incurred $19.0 million of costs in relation to the supply and installation of on-board ballast water treatments systems, or BWTS. As of December 31, 2020 the Company has committed to the purchase of BWTS equipment on a further four vessels with estimated installation costs of $5.6 million.

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit, or VGP program and the U.S. National Invasive Species Act, or NISA, are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act, or VIDA, which was signed into law on December 4, 2018, requires that the EPA develop national standards of performance for approximately 30 discharges, similar to those found in the VGP within two years. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA. By approximately 2022, the U.S. Coast Guard must develop corresponding implementation, compliance and enforcement regulations regarding ballast water. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.

Maritime claimants could arrest one or more of our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien-holder may enforce its lien by "arresting" or "attaching" a vessel through judicial proceedings. The arrest or attachment of one or more of our vessels could result in a significant loss of earnings for the related off-hire period.

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

As of December 31, 2020, 56 of the 64 vessels, which are owned, leased or chartered-in by us, were employed in the spot market or on short-term or variable rate time charters, and we are therefore exposed to fluctuations in spot market charter rates. Historically, the tanker market has been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. The spot market may fluctuate significantly based upon supply and demand of vessels and cargoes. The successful operation of our vessels in the competitive spot market depends upon, among other things, obtaining profitable charters and minimizing, to the extent possible, time spent waiting for charters and time spent in ballast. The spot market is very volatile, and, in the past, there have been periods when spot rates have declined below the operating cost of vessels. If future spot market rates decline, then we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or to pay dividends in the future. Furthermore, as charter rates in the spot market are fixed for a single voyage, which may last up to several weeks, during periods in which charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

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

The fair market value of vessels may increase and decrease depending on but not limited to the following factors:

•general economic and market conditions affecting the shipping industry;
•the balance between supply of and demand for vessels of a certain size;
•competition from other shipping companies;
•types and sizes of vessels;
•the availability of other modes of transportation;
•cost of newbuildings;
•shipyard capacity;
•governmental or other regulations;
•age of vessels;
•prevailing level of charter rates;
•the need to upgrade secondhand and previously owned vessels as a result of charterer requirements; and
•technological advances in vessel design or equipment or otherwise.

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

As of December 31, 2020, eight of the 64 vessels, which are owned, leased or chartered-in by us, were employed on fixed rate time charter with duration in excess of six months. While our fixed rate time charters generally provide reliable revenues, they also limit the portion of our fleet available for spot market voyages during an upswing in the tanker industry cycle, when spot market voyages might be more profitable. By the same token, we cannot assure you that we will be able to successfully employ our vessels in the future at rates sufficient to allow us to operate our business profitably or meet our obligations. A decline in charter or spot rates or a failure to successfully charter our vessels could have a material adverse effect on our business, financial condition, results of operation and ability to pay dividends.

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

As of December 31, 2020, we had contracts for four newbuilding vessels. One LR2 tanker was delivered in March 2021, one LR2 tanker is expected to be delivered in April 2021, and two LR2 tankers are expected to be delivered in September 2021. Vessel construction projects are generally subject to risks of delay that are inherent in any large construction project, which may be caused by numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions or any other events of force majeure. Significant delays could adversely affect our financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel, and we will continue to incur costs and expenses related to delayed vessels, such as supervision expense and interest expense for the issued and outstanding debt.

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

LIBOR is the subject of recent national, international and other regulatory guidance and proposals for reform. These reforms and other pressures may cause LIBOR to be eliminated or to perform differently than in the past. The consequences of these developments cannot be entirely predicted, but could include an increase in the cost of our variable rate indebtedness and obligations.  LIBOR has been volatile in the past, with the spread between LIBOR and the prime lending rate widening significantly at times. Because the interest rates borne by a majority of our outstanding indebtedness fluctuates with changes in LIBOR, significant changes in LIBOR would have a material effect on the amount of interest payable on our debt, which in turn, could have an adverse effect on our financial condition.

Furthermore, the calculation of interest in most financing agreements in our industry has been based on published LIBOR rates. Due in part to uncertainty relating to the LIBOR calculation process in recent years, it is likely that LIBOR will be phased out in the future. As a result, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. If we are required to agree to such a provision in future financing agreements, our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow.  In addition, the banks currently reporting information used to set LIBOR will likely stop such reporting after 2021, when their commitment to reporting information ends. On November 30, 2020, ICE Benchmark Administration, the administrator of LIBOR, with the support of the United States Federal Reserve and the United Kingdom’s Financial Conduct Authority, announced plans to consult on ceasing publication of U.S. Dollar LIBOR on December 31, 2021 for only the one-week and two-month U.S. Dollar LIBOR tenors, and on June 30, 2023 for all other U.S. Dollar LIBOR tenors. The United States Federal Reserve concurrently issued a statement advising banks to stop new U.S. Dollar LIBOR issuances by the end of 2021. Such announcements indicate that the continuation of LIBOR on the current basis will not be guaranteed after 2021. The banks currently reporting information used to set LIBOR will likely stop reporting after 2021, when their commitment to reporting information ends. The Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or “SOFR.” The impact of such a transition from LIBOR to SOFR could be significant for us.

In order to manage our exposure to interest rate fluctuations, we may from time to time use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position. Interest rate derivatives may also be impacted by the transition from LIBOR to SOFR or other alternative rates.

We may be unable to comply with the covenants contained in our loan agreement, which could affect our ability to conduct our business.

As of December 31, 2020, we had $2,136.0 million of outstanding debt. Certain of our debt facilities require us or our subsidiaries to maintain the following financial covenants; minimum value of vessels, value-adjusted equity, positive working capital, and a certain level of free cash.

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

We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management. Though we have implemented monitoring procedures and required policies, guidelines, contractual terms and audits, these measures may not prevent or detect failures by our agents or intermediaries regarding compliance.

As an exempted company incorporated under Bermuda law, our operations are subject to economic substance requirements.

The Economic Substance Act 2018 and the Economic Substance Regulations 2018 of Bermuda (the “Economic Substance Act” and the “Economic Substance Regulations”, respectively) became operative on December 31, 2018.  The Economic Substance Act applies to every registered entity in Bermuda that engages in a relevant activity and requires that every such entity shall maintain a substantial economic presence in Bermuda. Relevant activities for the purposes of the Economic Substance Act are banking business, insurance business, fund management business, financing and leasing business, headquarters business, shipping business, distribution and service centre business, intellectual property holding business and conducting business as a holding entity.

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

In December 2015, our Board of Directors, or our Board, approved implementing a dividend policy to distribute quarterly dividends to shareholders equal to or close to earnings per share adjusted for non-recurring items. We paid cash dividends of $0.70 and $0.50 per share in relation to the first and second quarters of 2020, respectively. No cash dividends were announced for either of the third or fourth quarters of 2020. The amount and timing of dividends will depend on our earnings, financial condition, cash position, Bermuda law affecting the payment of distributions and other factors. However, we could incur other expenses or contingent liabilities that would reduce or eliminate the cash available for distribution by us as dividends. In addition, the timing and amount of dividends, if any, is at the discretion of our Board. We cannot guarantee that our Board will declare dividends in the future.

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

We are required to assess goodwill for impairment at least on an annual basis, or more frequently, if indicators are present or changes in circumstances suggest that impairment may exist. Our future operating performance may be affected by potential impairment charges related to goodwill. The process of evaluating the potential impairment of goodwill is subjective and requires significant judgment at many points during the analysis. A description of our critical accounting policies and estimates can be found in "Item 5. Operating and Financial Review and Prospects".

As of December 31, 2020, we had $112.5 million of goodwill on our balance sheet. Any goodwill impairment loss would negatively impact our results of operations and financial position.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As of December 31, 2020, the average age of our tanker fleet, owned, leased or chartered-in by us, is approximately five years. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, including environmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions might not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

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

As of December 31, 2020, Hemen Holding Ltd, or Hemen, a Cyprus holding company, indirectly controlled by trusts established by our Chairman and President, Mr. Fredriksen, for the benefit of his immediate family, owns approximately 40.0% of our outstanding ordinary shares. For so long as Hemen owns a significant percentage of our outstanding ordinary shares, it may be able to exercise significant influence over us and will be able to strongly influence the outcome of shareholder votes on other matters, including the adoption or amendment of provisions in our articles of incorporation or bye-laws and approval of possible mergers, amalgamations, control transactions and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, amalgamations, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our ordinary shares. Hemen, may not necessarily act in accordance with the best interests of other shareholders. The interests of Hemen may not coincide with the interests of other holders of our ordinary shares. To the extent that conflicts of interests may arise, Hemen may vote in a manner adverse to us or to you or other holders of our securities.

Certain of our directors, executive officers and major shareholders may have interests that are different from the interests of our other shareholders.

Certain of our directors, executive officers and major shareholders may have interests that are different from, or are in addition to, the interests of our other shareholders. In particular, Hemen Holding Limited, or Hemen, a company indirectly controlled by trusts established by Mr. Fredriksen, our director, for the benefit of his immediate family, and certain of its affiliates, holds 79,145,703, or 40.0%, of our ordinary shares as of March 18, 2021.

Hemen is also a principal shareholder of a number of other large publicly traded companies involved in various sectors of the shipping and oil services industries, or the Hemen Related Companies. In addition, certain of our directors, including Mr. Lorentzon, Mr. Fredriksen, Mr. O'Shaughnessy and Mr Svelland, also serve on the boards of one or more of the Hemen Related Companies, including but not limited to, Golden Ocean, SFL Corporation Ltd, or SFL, Archer Limited, Avance Gas Holdings Ltd. and Flex LNG Ltd. There may be real or apparent conflicts of interest with respect to matters affecting Hemen and other Hemen Related Companies whose interests in some circumstances may be adverse to our interests.

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

As of December 31, 2020, we employed approximately 84 people in our offices in Bermuda, the United Kingdom, Sinagpore and Norway. We contract with independent ship managers to manage and operate our vessels, including the crewing of those vessels. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out as we expect and could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

We may not have adequate insurance to compensate us if our vessels are damaged or lost.

We procure insurance for our fleet against those risks that we believe the shipping industry commonly insures. These insurances include hull and machinery insurance; protection and indemnity insurance, which include environmental damage and pollution insurance coverage; freight, demurrage and defense insurance, which provides cover to shipowners and operators for legal and other costs incurred in relation to disputes that are uninsured; and war risk insurance. We can give no assurance that we will be adequately insured against all risks and we cannot guarantee that any particular claim will be paid.

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

We believe we qualify for this statutory tax exemption for the 2020 taxable year.

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

Risks Related to an Investment in Our Securities

The price of our ordinary shares historically has been volatile.

The trading price and volume of our ordinary shares has been and may continue to be subject to large fluctuations. The market price and volume of our ordinary shares may increase or decrease in response to a number of events and factors, including:

•investor reaction to our business strategy;
•our continued compliance with the listing standards of the NYSE and the OSE;
•trends in our industry and the markets in which we operate;
•changes in the market price of the services we provide;
•the introduction of new technologies or products by us or by our competitors;
•changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;
•operating results that vary from the expectations of securities analysts and investors;
•announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures, financings or capital commitments;
•our ability or inability to raise additional capital and the terms on which we raise it;
•regulatory or legal developments in the United States and other countries, especially changes in laws or regulations applicable to our industry;
•significant changes in the performance of the stock markets in general;
•sales of our ordinary shares by us or our stockholders;
•general economic and competitive conditions;
•changes in key management personnel; and
•other events or factors, including those resulting from such events, or the prospect of such events, including war, terrorism and other international conflicts, public health issues, including health epidemics or pandemics, such as the ongoing COVID-19 pandemic, adverse weather and climate conditions that could disrupt our operations or result in political or economic instability.

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

We are engaged primarily in the ownership and operation of oil and product tankers. We operate through subsidiaries located in Bermuda, Liberia, the Marshall Islands, Norway, the United Kingdom and Singapore. We are also involved in the charter, purchase and sale of vessels.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s internet site is www.sec.gov. The address of the Company's internet site is www.frontline.bm.

Vessel Acquisitions, Disposals, Redeliveries and Newbuilding Contracts of the Company

In January 2018, the Company took delivery of the VLCC newbuildings Front Empire and Front Princess, and the LR2/Aframax newbuilding Front Polaris.

In February 2018, the Company agreed with SFL to terminate the long-term charter for the 1998-built VLCC Front Circassia upon the sale and delivery of the vessel by SFL to an unrelated third party. The charter with SFL terminated in February and the charter counter party Frontline Shipping Limited, or FSL, a nonrecourse subsidiary of Frontline, has agreed to make a compensation payment of approximately $8.9 million for the termination of the charter to SFL, which was recorded as an interest-bearing note payable by FSL. The note was repaid in February 2020. The termination reduced obligations under finance leases by approximately $20.6 million. The Company recorded a loss on termination, including this termination payment, of $5.8 million in the year ended December 31, 2018.

In July 2018, the Company agreed with SFL to terminate the long-term charter for the VLCCs Front Page, Front Stratus and Front Serenade upon the sale and delivery of the vessels by SFL to an unrelated third party. The charters with SFL terminated in July, August and September, 2018 respectively and Frontline has agreed to make a compensation payment of approximately $10.125 million for the termination of the three charters to SFL, which was recorded as interest-bearing notes payable by Frontline. The notes were fully repaid February 2020. These terminations have reduced obligations under finance leases by approximately $92.1 million. The Company recorded a gain on termination, including the termination payment, of $7.2 million in the year ended December 31, 2018.

In October 2018, the Company agreed with SFL to terminate the long-term charter for the 2001-built VLCC, Front Ariake, upon the sale and delivery of the vessel by SFL to an unrelated third party. The charter terminated in October and Frontline has agreed to a total compensation payment to SFL of $3.4 million for the termination of the charter, which was recorded as an interest bearing note payable by Frontline. The note carries interest of 7.5% per annum and will be fully repaid in 2023.

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

In January 2019, the Company took delivery of the VLCC newbuilding Front Defender.

In April 2019, the Company took delivery of the VLCC newbuilding Front Discovery.

In May 2019, the Company entered into an agreement to purchase a newbuilding contract under construction, or resale, for a Suezmax tanker at Hyundai Samho Heavy Industries, or HSHI at a cost of $65.4 million. The vessel is fitted with an Exhaust Gas Cleaning System, commonly referred to as a scrubber or EGCS, allowing the vessel to comply with the amendments to Annex VI to MARPOL regarding the sulfur emissions of vessels. See "Item 4. Information on the Company—B. Business Overview—Environmental and Other Regulations in the Shipping Industry” for further information on environmental regulations relevant to our business. In May 2020, the Company took delivery of Front Cruiser.

In June 2019, the Company entered into an agreement to purchase an EGCS equipped VLCC resale under construction at HSHI at a cost of $92.5 million. In June 2020, the Company took delivery of Front Dynamic.

In June 2019, the Company ordered two LR2 newbuildings from Shanghai Waigaoqiao Shipbuilding Co. Ltd., or SWS, China, at a cost of $46.7 million each. One LR2 tanker was delivered in March 2021, and one is expected to be delivered in April 2021.

In August 2019, the Company entered into the Sale and Purchase Agreement, or the SPA, with Trafigura Maritime Logistics, or TML, a wholly owned subsidiary of Trafigura Group Pte Ltd, or Trafigura, to acquire 10 Suezmax tankers built in 2019 through the acquisition of a special purpose vehicle, which held the vessels, herein referred to as the Acquisition. The Acquisition consideration under the SPA consisted of (i) 16,035,856 ordinary shares of Frontline at an agreed price of $8.00 per share that were issued upon signing; and (ii) cash consideration of $538.2 million, payable upon the closing of the Acquisition, which took place on March 16, 2020. The Company agreed to time charter-in all the 10 vessels from Trafigura until closing of the Acquisition at a daily rate of approximately $23,000. In addition, the Company agreed to charter-out five of the vessels to Trafigura for a period of three years at a daily base rate of $28,400 plus 50% profit share. As part of the Acquisition, the Company had options to acquire an additional four Suezmax tankers built in 2019 through the acquisition of a second special purpose vehicle. The Company elected not to exercise the options in September 2019. See Note 5. to our consolidated financial statements for a detailed description of the accounting for this transaction.

In October 2019, the Company exercised the options for two additional LR2 newbuildings from SWS, expected to be delivered in September 2021 at a cost of $46.7 million each.

In February 2020, the Company announced that Frontline Shipping Limited, or FSL, agreed with SFL to terminate the long-term charter for the 2002-built VLCC Front Hakata upon the sale and delivery of the vessel by SFL to an unrelated third party. Frontline received a compensation payment of approximately $3.2 million from SFL for the termination of the current charter. The Company recorded a gain on termination, including the compensation payment, of $7.4 million in the year ended December 31, 2020. The charter with SFL terminated in February 2020. Following this termination, FSL have two VLCCs on charter from SFL. In conjunction with the termination of the lease, the Company settled the outstanding balances due under the notes payable in relation to the termination of the leases for Front Circassia, Front Page, Front Serenade, Front Stratus and Front Ariake of approximately $20.0 million.

In April 2020, the Company sold one VLCC, which was previously recorded as an investment in finance lease and delivered the vessel to its buyers in the second quarter of 2020.

B.  BUSINESS OVERVIEW

As of December 31, 2020, the Company’s fleet consisted of 68 vessels, with an aggregate capacity of approximately 12.5 million DWT:

(i)60 vessels owned by the Company (15 VLCCs, 27 Suezmax tankers, 18 LR2/Aframax tankers);
(ii)two VLCCs that are under finance leases;
(iii)two VLCCs chartered in from an unrelated third party; and
(iv)four vessels that are under the Company’s commercial management (two Suezmax tankers, and two Aframax tankers).

Furthermore, as of December 31, 2020, the Company’s newbuilding program was comprised of four LR2 tankers. One LR2 tanker was delivered in March 2021, one LR2 tanker is expected to be delivered in April 2021, and two LR2 tankers are expected to be delivered in September 2021.

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

The tanker industry is highly cyclical, experiencing volatility in profitability, vessel values and freight rates. Freight rates are strongly influenced by the supply of tanker vessels and the demand for oil transportation. Refer to "Item 5. Operating and Financial Review and Prospects-Overview" for a discussion of the tanker market in 2019 and 2020.

Similar to structures commonly used by other shipping companies, our vessels are all owned by, or chartered to, separate subsidiaries or associated companies. Frontline Management AS and Frontline Management (Bermuda) Limited, both wholly owned subsidiaries, which we refer to collectively as Frontline Management, support us in the implementation of our decisions. Frontline Management is responsible for the commercial management of our ship owning subsidiaries, including chartering and insurance. Each of our vessels is registered under the Liberian, Marshall Islands, or Hong Kong flag.

In August 2009, the Company established SeaTeam Management Pte Ltd, or SeaTeam Management, a ship management company in Singapore. SeaTeam Management was a complement to the external ship management companies currently offering services to the Company and was not a change in the Company's outsourcing strategy. In October, 2020, the Company sold its 71.38% ownership interest in SeaTeam Management to OSM Maritime Group, or OSM. In connection with this transaction, the total consideration allocated to the Company amounted to $10.7 million, $5.4 million of which was received in October 2020 upon the completion of the sale. The outstanding amount will be paid in two equal payments of $2.7 million on April 1, 2021 and on December 1, 2021. A gain from the sale of $6.9 million has been recorded in the fourth quarter of 2020.

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
Our business strategy is primarily based upon the following principles:
•emphasizing operational safety and quality maintenance for all of our vessels and crews;
•ensuring that the work environment on board and ashore always meet the highest standards complying with all safety and health regulations, labor conditions and respecting human rights;
•complying with all current and proposed environmental regulations;
•outsourcing technical management and crewing;

•continuing to achieve competitive operational costs;
•achieving high utilization of our vessels;
•achieving competitive financing arrangements;
•achieving a satisfactory mix of term charters, contracts of affreightment, or COAs, and spot voyages; and
•developing and maintaining relationships with major oil companies and industrial charterers.

We continue to have a strategy of outsourcing, which includes the outsourcing of management, crewing and accounting services to a number of independent and competing suppliers. The technical management of our vessels is provided by independent ship management companies. Pursuant to management agreements, each of the independent ship management companies provides ship maintenance, crewing, technical support, shipyard supervision and related services to us. A central part of our strategy is to benchmark operational performance and cost level amongst our ship managers. Currently, our vessels are crewed with Russian, Ukrainian, Croatian, Romanian, Indian and Filipino officers and crews, or combinations of these nationalities.

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

Customers

No single customer in the years ended December 31, 2020 and December 31, 2019, accounted for 10% or more of the Company's consolidated revenues. Revenues from one customer in the year ended December 31, 2018 individually accounted for 10% or more of the Company's consolidated revenues in the amount of $81.1 million.

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

The MEPC adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention, or IAPP Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and took effect March 1, 2020. These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.

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

As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection having commenced on January 1, 2019. The IMO intends to use such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans, or SEEMPS, and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index, or EEDI. Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014. Additionally, MEPC 75 adopted amendments to MARPOL Annex VI which brings forward the effective date of the EEDI’s “phase 3” requirements from January 1, 2025 to April 1, 2022 for several ship types, including gas carriers, general cargo ships, LNG carriers and oil tankers.

As part of the wider push towards both the IMO’s 2030 and 2050 greenhouse gas targets, MEPC has agreed draft regulations relating to the Energy Efficiency Existing Ship Index (EEXI), to be confirmed at MEPC 76 (June 2021). Once the regulation is approved in the upcoming MEPC 76, the regulations will enter into force from 1st January 2023. Any vessels that will not meet this new EEXI requirement will need to adopt energy-saving/emission reducing technology, through retrofits, to reach compliant levels. This creates a vast array of implications for the tanker industry going forward. Recycling of older ships could accelerate as the investments to comply with regulations are not feasible. One of the most efficient ways of reducing emissions is reducing power, this would in turn limit vessel speed and with that supply. Frontline owns one of the most modern and fuel efficient fleets in the industry. Maintaining and improving our position in respect of the above creates an extremely compelling outlook for our company in the next 2-5 years.

MEPC 75 also approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (“HFO”) by ships in Arctic waters on and after July 1, 2024. The draft amendments introduced at MEPC 75 may be adopted at the MEPC 76 session, to be held during 2021.

We have incurred increased costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.

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

Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code, our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical managers have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

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

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”) in 2004. The BWM Convention entered into force on September 8, 2017. The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast water management certificate.

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (IOPP) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Those changes were adopted at MEPC 72. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Under these amendments, all ships must meet the D-2 standard by September 8, 2024. Costs of compliance with these regulations may be substantial. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments are expected to enter into force on June 1, 2022.

Once mid-ocean ballast exchange and ballast water treatment requirements become mandatory under the BWM Convention, the cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.

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

In November 2020, MEPC 75 approved draft amendments to the Anti-fouling Convention to prohibit anti-fouling systems containing cybutryne, which would apply to ships from January 1, 2023, or, for ships already bearing such an anti-fouling system, at the next scheduled renewal of the system after that date, but no later than 60 months following the last application to the ship of such a system. These amendments may be formally adopted at MEPC 76 in 2021.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s, or BSEE, revised Production Safety Systems Rule, or PSSR, effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and the former U.S. President Trump had proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling. However, the current U.S. President Biden recently signed an executive order blocking new leases for oil and gas drilling in federal waters. The effects of these proposals and changes are currently unknown. Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

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

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” , or WOTUS, thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of “waters of the United States.” The proposed rule was published in the Federal Register on February 14, 2019 and was subject to public comment. On October 22, 2019, the agencies published a final rule repealing the 2015 Rule defining “waters of the United States” and recodified the regulatory text that existed prior to 2015 Rule. The final rule became effective on December 23, 2019. On January 23, 2020, the EPA published the “Navigable Waters Protection Rule,” which replaces the rule published on October 22, 2019, and redefines “waters of the United States.” This rule became effective on June 22, 2020, although the effective date has been stayed in at least one U.S. state pursuant to court order. The effect of this rule is currently unknown.

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

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually, which may cause us to incur additional expenses.

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

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market from 2022. This will require shipowners to buy permits to cover these emissions. Contingent on another formal approval vote, specific regulations are forthcoming and are expected to be proposed by 2021.

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

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S. initially entered into the agreement, but on June 1, 2017, former U.S. President Trump announced that the United States intends to withdraw from the Paris Agreement, and the withdrawal became effective on November 4, 2020. On January 20, 2021, U.S. President Biden signed an executive order to rejoin the Paris Agreement, which the U.S. officially rejoined on February 19, 2021.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. Compliance with these regulations and other changes in laws, regulations and obligations relating to climate change affects the propulsion options in subsequent vessel designs and could increase our costs related to acquiring new vessels, operating and maintaining our existing vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program.

The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. As previously discussed, regulations relating to the inclusion of greenhouse gas emissions from the maritime sector in the European Union’s carbon market are also forthcoming.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, former U.S. President Trump signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and in August 2019, the Administration announced plans to weaken regulations for methane emissions. On August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities. However, U.S. President Biden recently directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules. The EPA or individual U.S. states could enact environmental regulations that would affect our operations.

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

Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel’s flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC. The various requirements, some of which are found in the SOLAS Convention, include, for example, on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status; on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore; the development of vessel security plans; ship identification number to be permanently marked on a vessel’s hull; a continuous synopsis record kept onboard showing a vessel's history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and compliance with flag state security certification requirements.

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

The cost of vessel security measures has also been affected by the escalation in the frequency of acts of piracy against ships, notably off the coast of Somalia, including the Gulf of Aden and Arabian Sea area. Substantial loss of revenue and other costs may be incurred as a result of detention of a vessel or additional security measures, and the risk of uninsured losses could significantly affect our business. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP5 industry standard.

Inspection by Classification Societies

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS. The IACS has adopted harmonized Common Structural Rules, or the Rules, which apply to oil tankers and bulk carriers contracted for construction on or after July 1, 2015. The Rules attempt to create a level of consistency between IACS Societies. All of our vessels vessels are currently classed DNV GL, Lloyd’s Register and American Bureau of Shipping and certified as being “in class” by all the applicable Classification Societies (e.g., American Bureau of Shipping., Lloyd's Register of Shipping).

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

D.  PROPERTY, PLANTS AND EQUIPMENT

The Company's Vessels

The following table sets forth certain information regarding the fleet that we operated as of December 31, 2020:

Vessel	Built	Approximate Dwt.	Flag	Type of Employment(1)
Tonnage Owned
VLCCs
Front Kathrine	2009	298,000	MI	Spot market
Front Queen	2009	298,000	MI	Spot market
Front Eminence	2009	321,000	MI	Spot market
Front Endurance	2009	321,000	MI	Spot market
Front Cecilie	2010	297,000	HK	Spot market
Front Signe	2010	297,000	HK	Spot market
Front Duke	2016	299,000	MI	Spot market
Front Duchess	2017	299,000	MI	Spot market
Front Earl	2017	303,000	MI	Spot market
Front Prince	2017	301,000	MI	Spot market

Front Empire	2018	303,000	MI	Spot market
Front Princess(2)	2018	302,000	MI	Time charter
Front Defender	2019	299,000	MI	Spot market
Front Discovery	2019	299,000	MI	Spot market
Front Dynamic	2020	299,000	MI	Spot market

Suezmax Tankers
Front Ull	2014	157,000	MI	Spot market
Front Idun	2015	157,000	MI	Spot market
Front Thor	2010	157,000	MI	Spot market
Front Loki	2010	157,000	MI	Spot market
Front Odin	2010	157,000	MI	Spot market
Front Njord	2010	157,000	HK	Spot market
Front Balder	2009	156,000	MI	Spot market
Front Brage	2011	157,000	MI	Spot market
Front Crown	2016	157,000	MI	Spot market
Front Challenger	2016	157,000	MI	Spot market
Front Classic	2017	157,000	MI	Spot market
Front Clipper	2017	157,000	MI	Spot market
Front Crystal	2017	157,000	MI	Spot market
Front Coral	2017	158,000	MI	Spot market
Front Cosmos	2017	158,000	MI	Spot market
Front Cascade	2017	157,000	MI	Spot market
Front Sparta	2019	157,000	HK	Spot market
Front Samara(3)	2019	157,000	HK	Time charter
Front Siena	2019	157,000	HK	Spot market
Front Singapore(3)	2019	157,000	HK	Time charter
Front Seoul	2019	157,000	HK	Spot market
Front Santiago(3)	2019	157,000	HK	Time charter
Front Savannah(3)	2019	157,000	HK	Time charter
Front Suez	2019	157,000	HK	Spot market
Front Shanghai(3)	2019	157,000	HK	Time charter
Front Silkeborg	2019	157,000	HK	Spot market
Front Cruiser	2020	157,000	MI	Spot market

LR2/Aframax Tankers
Front Lion	2014	115,000	MI	Spot market
Front Puma	2015	115,000	MI	Spot market
Front Panther	2015	115,000	MI	Spot market
Front Tiger	2015	115,000	MI	Spot market
Front Ocelot	2016	110,000	MI	Spot market
Front Cheetah	2016	110,000	MI	Spot market
Front Lynx	2016	110,000	MI	Spot market
Front Cougar	2016	110,000	MI	Spot market
Front Leopard	2016	110,000	MI	Spot market
Front Jaguar	2016	110,000	MI	Spot market
Front Altair(4)	2016	110,000	MI	Time charter

Front Antares	2017	110,000	MI	Spot market
Front Vega	2017	110,000	MI	Spot market
Front Sirius	2017	110,000	MI	Spot market
Front Castor	2017	110,000	MI	Spot market
Front Pollux	2017	110,000	MI	Spot market
Front Capella	2017	110,000	MI	Spot market
Front Polaris	2018	110,000	MI	Spot market

Tonnage chartered-in from SFL
VLCCs
Front Force(5)	2004	305,000	MI	Time charter
Front Energy	2004	305,000	MI	Spot market

Tonnage chartered-in from third parties
VLCCs
FPMC C Melody	2011	297,000	LIB	Spot market
FMPC C Noble	2012	297,000	LIB	Spot market

1.Time Charter includes those contracts with durations in excess of six months.
2.This vessel commenced a time charter in April 2020, with earliest redelivery in March 2021.
3.These vessels were chartered out on time charters in August 2019, with earliest redelivery in July 2022.
4.This vessel commenced a time charter in April 2020, with earliest redelivery in March 2021.
5.This vessel commenced a time charter in April 2020 and was redelivered in January 2021.

Our fleet chartered-in from SFL is contracted to us under leasing arrangements with remaining fixed terms approximately six years.

Key to Flags:

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

Overview

As of December 31, 2020, the Company’s fleet consisted of 68 vessels, with an aggregate capacity of approximately 12.5 million DWT:

(i)60 vessels owned by the Company (15 VLCCs, 27 Suezmax tankers, 18 LR2/Aframax tankers);
(ii)two VLCCs that are under finance leases;
(iii)two VLCCs chartered in from an unrelated third party; and
(iv)four vessels that are under the Company’s commercial management (two Suezmax tankers, and two Aframax tankers).

Furthermore, as of December 31, 2020, the Company’s newbuilding program was comprised of four LR2 tankers. One LR2 tanker was delivered in March 2021, one LR2 tanker is expected to be delivered in April 2021, and two LR2 tankers are expected to be delivered in September 2021.

A full fleet list is provided in "Item 4. Information on the Company - D. Property, Plants and Equipment" showing the vessels that we own, lease and charter-in as of December 31, 2020. See Note 31. to our audited Consolidated Financial Statements included herein for changes in our vessels subsequent to December 31, 2020.

Fleet Changes

Refer to "Item 4. Information on the Company - A. History and Development of the Company - Vessel Acquisitions, Disposals, Redeliveries and Newbuilding Contracts of the Company" for discussion on acquisitions and disposals of vessels. A summary of the changes in the vessels that we own, lease and charter-in for the years ended December 31, 2020, 2019 and 2018 is summarized in the table below.

	2020	2019	2018
VLCCs
At start of period	19	17	20
Other acquisitions/newbuilding deliveries	1	2	2
Disposal/lease termination	(1)	—	(6)
Chartered-in	—	—	1
At end of period	19	19	17
Suezmax tankers
At start of period	26	16	16
Other acquisitions/newbuilding deliveries(2)	11	—	—
Chartered-in/redelivered(2)	(10)	10	—
At end of period	27	26	16
LR2/Aframax tankers
At start of period	18	18	17
Other acquisitions/newbuilding deliveries	—	—	1
At end of period	18	18	18
Total
At start of period	63	51	53
Other acquisitions/newbuilding deliveries	12	2	3
Disposal/lease termination	(1)	—	(6)
Chartered-in	(10)	10	1
At end of period	64	63	51

1.The table above excludes vessels commercially managed on behalf of third parties and related parties and also the vessel previously recorded as an investment in finance lease and sold in the year ended December 31, 2020.
2. 10 Suezmax tankers chartered-in from Trafigura have been recorded as owned vessels upon closing of the Acquisition in March 2020. See Note 5. for a detailed description of the accounting for this transaction.

Summary of Fleet Employment

As discussed below, our vessels are operated under time charters and voyage charters.

	As of December 31,
	2020		2019		2018
	Number of vessels	Percentage of fleet	Number of vessels	Percentage of fleet	Number of vessels	Percentage of fleet
VLCCs
Spot	17	89%	19	100%	17	100%
Time charter	2	11%	—	—	—	—%
	19	100%	19	100%	17	100%
Suezmax tankers
Spot	22	81%	18	69%	15	94%
Time charter	5	19%	6	23%	—	—%
Market related time charter	—	—%	2	8%	1	6%
	27	100%	26	100%	16	100%
LR2/Aframax tankers
Spot	17	94%	17	94%	16	89%
Time charter	1	6%	1	6%	1	6%
Market related time charter	—	—%	—	—%	1	—%
	18	100%	18	100%	18	100%
Total fleet
Spot	56	87%	54	86%	48	94%
Market related time charter	—	—%	2	3%	2	4%
Time charter	8	13%	7	11%	1	2%
	64	100%	63	100%	51	100%

Market Overview and Trend Information

The statistical data provided in this section has been taken from the International Energy Agency, or IEA, Fearnleys and Clarksons Research, both independent third-party maritime research companies. The figures quoted below are estimates and may vary from estimates provided by other research services.

The past years have been characterized by large growth in the global crude oil tanker fleet, but the growth started to slow in 2020 with 37 VLCC’s delivered. In 2021 39 VLCC’s are scheduled to be delivered, although some of these deliveries are expected to be delayed to 2022. Recycling was muted in 2020 with only two vessels reported sold for recycling. At the end of 2020, the VLCC fleet totaled 817 vessels, the Suezmax fleet totaled 566 vessels after 18 vessels were delivered during the year and one was sold for recycling, and the LR2 product tanker fleet totaled 380 vessels.

The estimated average spot charter rate for a VLCC trading on a standard ‘TD3C’ voyage between the Middle East and China in 2020 was an estimated daily TCE rate of $48,300. This compares to an estimated daily TCE rate of $39,400 in 2019. The average rate for a Suezmax tanker trading on a standard ‘TD20’ voyage between West Africa and Rotterdam in 2020 was an estimated daily TCE rate of $26,600. This compares to an estimated daily TCE rate of $25,100 in 2019. The average rate for an LR2 product tanker trading on a standard ‘TC1’ voyage between the Middle East and Japan was an estimated daily TCE rate of $27,400 in 2020. This compares to an estimated daily TCE rate of $18,800 in 2019.

Crude oil demand and the world economy is recovering from the COVID-19 pandemic. The IEA, estimates that world oil demand in 2021 will be 96.6 million barrels per day, or mb/d, recovering by 5.5 mb/d, following the unprecedented fall of 8.8 mb/d in 2020.

After falling by a record 6.6 mb/d in 2020, world oil supply is set to rise by over 1 mb/d this year, with OPEC+ adding more than those outside the bloc according to IEA. Oil demand has seen the most robust recovery in Asia, which is positive for tonne-mile development as the OPEC+ supply cut has predominantly affected volumes out of the middle east, causing a growing percentage of oil to be sourced from the Atlantic basin.

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

Goodwill and impairment of goodwill

We allocate the cost of acquired companies to identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Our future operating performance may be affected by potential impairment charges related to goodwill. Goodwill is not amortized, but rather reviewed for impairment annually, or more frequently if impairment indicators arise. The Company may assess qualitative factors to determine whether it is more likely than not (that is, a likelihood of more than 50 percent) that the fair value of a reporting unit is less than its carrying amount, including goodwill. The Company may elect to bypass the qualitative assessment in any period and proceed directly to performing the goodwill impairment test. In evaluating whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company assesses relevant events and circumstances. Examples of such events and circumstances include: (i) macroeconomic conditions; (ii) industry and market conditions; (iii) changes in cost factors that may impact earnings and cash flows; (iv) overall financial performance; (v) other entity specific events such as changes in management, strategy, customers or key personnel (vi) other events and (vii) if applicable, changes in the Company's share price, both in absolute terms and relative to peers.

The Company adopted ASU 2017-04 (ASC 350 Intangibles - Goodwill) at January 1, 2020, which simplified the test for goodwill impairment. Subsequent to the adoption of the accounting update, impairment of goodwill in excess of amounts allocable to identifiable assets and liabilities is determined using a one-step approach, based on a comparison of the fair value of the reporting unit to the book value of its net assets; if the fair value of the reporting unit is lower than the book value of its net assets, then an impairment loss is recognized for the difference. Prior to the adoption of this codification, impairment of goodwill in excess of amounts allocable to identifiable assets and liabilities was determined using a two-step approach, initially based on a comparison of the fair value of the reporting unit to the book value of its net assets; if the fair value of the reporting unit was lower than the book value of its net assets, then the second step compared the implied fair value of the Company's goodwill with its carrying value to measure the amount of the impairment. The Company has one reporting unit for the purpose of assessing potential goodwill impairment and has selected September 30 as its annual goodwill impairment testing date. The process of evaluating the potential impairment of goodwill and intangible assets is highly subjective and requires significant judgment at many points during the analysis.

We estimate the fair value of the Company based on its market capitalization plus a control premium and compare this to the carrying value of its net assets. Control premium assumptions require judgment and actual results may differ from assumed or estimated amounts.

The Company's market capitalization at September 30, 2020 was $1,285.0 million (based on a share price of $6.50) compared to its carrying value of approximately $1,621.6 million. The Company reviewed merger transactions in North America with values of over $25.0 million in the 12 months ended September 30, 2020, global deals between public companies of more than $100.0 million in the last three years and global marine transport sector transactions of more than $100.0 million in the last five years and observed average control premiums (based on the one month average share price before the bid) of between 28% and 35%. Based on a range of 28% to 35% and using 30% as the average of the range, the fair value of the Company was calculated as $1,670.5 million. As the fair value of the Company was above the carrying value, the Company concluded that there was no requirement for an impairment.

At December 31, 2020 the Company's share price had fallen by a further $0.28 per share, or 4% from its September 30 share price and as such the Company concluded that the requirement to complete goodwill impairment analysis was triggered. The

Company's market capitalization at December 31, 2020 was $1,229.6 million (based on a share price of $6.22) compared to its carrying value of approximately $1,611.6 million. The Company updated its analysis of merger transactions in North America with values of over $25.0 million in the 12 months ended December 31, 2020, global deals between public companies of more than $100.0 million in the last three years and global marine transport sector transactions of more than $100.0 million in the last five years and observed an increase in the average control premiums (based on the one month average share price before the bid). Using 32.5% as the average of the range as of December 31, 2020, the fair value of the Company was calculated as $1,629.3 million. As the fair value of the Company was above the carrying value, the Company concluded that there was no requirement for an impairment.

If our stock price declines, or if our control premium declines, this could result in an impairment of some or all of the $112.5 million of goodwill. A share price of $5.72 per share at the end of the fourth quarter would have resulted in the impairment of all of the carrying value of goodwill. A control premium of 22% at the end of the fourth quarter would have resulted in the impairment of all of the carrying value of goodwill. Control premium assumptions require judgment and actual results may differ from assumed or estimated amounts. The Company believes that a control premium may be attributable, in part or in whole, to the expected synergies from combining the operations of the Company and an acquirer, particularly in respect of the benefits of operating an enlarged oil tanker fleet and assembled workforce as well as being able to take advantage of an expected reduction in costs from an expansion in scale. Events or circumstances may occur that could negatively impact our stock price, including changes in our anticipated revenues and profits and our ability to execute on our strategies. An impairment could have a material negative effect on our consolidated balance sheet and results of operations.

Revenue and expense recognition

Our shipping revenues are primarily generated from time charters and voyage charters. In a time charter voyage, the vessel is hired by the charterer for a specified period of time in exchange for consideration which is based on a daily hire rate. Generally, the charterer has the discretion over the ports visited, shipping routes and vessel speed. The contract/charter party generally provides typical warranties regarding the speed and performance of the vessel. The charter party generally has some owner protective restrictions such that the vessel is sent only to safe ports by the charterer and carries only lawful or non hazardous cargo. In a time charter contract, we are responsible for all the costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubes. The charterer bears the voyage related costs such as bunker expenses, port charges, and canal tolls during the hire period. The performance obligations in a time charter contract are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to us. The charterer generally pays the charter hire in advance of the upcoming contract period. Time charter contracts, bareboat charter contracts and the lease component in those voyage charter contracts which we consider to be leases were accounted for under ASC 840 Leases up until December 31, 2018 and under ASC 842 Leases thereafter, and revenues are recorded over the term of the charter as a service is provided. When a time charter contract is linked to an index, we recognize revenue for the applicable period based on the actual index for that period.

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

Voyage and other contracts not qualifying as leases are accounted for under the provisions of ASC 606. The Company has determined that its voyage charter contracts that qualify for accounting under ASC 606 consist of a single performance obligation of transporting the cargo within a specified time period. Therefore, the performance obligation is met evenly as the voyage progresses, and the revenue is recognized on a straight line basis over the voyage days from the commencement of loading to completion of discharge. Contract assets with regards to voyage revenues are reported as "Voyages in progress" as the performance obligation is satisfied over time. Voyage revenues typically become billable and due for payment on completion of the voyage and discharge of the cargo, at which point the receivable is recognized as "Trade accounts receivable, net".

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

Impairment of long-lived assets

The carrying values of the Company's vessels or right-of-use assets may not represent their fair market value at any point in time since the market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical. The carrying amounts of vessels held and used by the Company and newbuildings are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not be fully recoverable. Such indicators may include depressed spot rates and depressed secondhand tanker values. In such instances, an impairment charge would be recognized if the estimate of the undiscounted future cash flows expected to result from the use of the vessel and its eventual disposition is less than the vessel's carrying amount. The impairment charge is measured as the amount by which the carrying value exceeds the estimated fair value. Fair values may be estimated using discounted cash flows or through estimating the amount to be received if a vessel were to be sold in an arm's-length transaction. This assessment is made at the individual vessel level as separately identifiable cash flow information for each vessel is available. As at December 31, 2020, management determined that, on an undiscounted basis, expected cash flows exceeded the carrying value for each of the individual assets, and no impairment was indicated.

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

Our Fleet – Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels

In "Critical Accounting Policies – Impairment of long-lived assets" we discuss our policy for impairing the carrying values of our vessels. During the past few years, the market values of vessels have experienced particular volatility. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels' carrying value, even though we did not impair those vessels' carrying value under our accounting impairment policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels' carrying amounts.

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

The table set forth below indicates the carrying value of each of our owned vessels as of December 31, 2020 and 2019. As of December 31, 2020, December 31, 2019 and the date of this annual report, we were not holding any of the vessels listed in the table below as held for sale. We believe that the future undiscounted cash flows expected to be earned by those vessels, which have experienced a decline in charter-free market value below such vessels' carrying value, over their operating lives would exceed such vessels' carrying values as of December 31, 2020, and accordingly, we have not recorded an impairment charge.

			Carrying Value at Dec 31
	Built	Approximate Dwt.	2020	2019
VLCCs
Front Kathrine*	2009	298,000	54.2	57.3
Front Queen*	2009	298,000	55.9	59.0
Front Eminence*	2009	321,000	56.4	59.8
Front Endurance*	2009	321,000	56.5	59.5
Front Cecilie*	2010	297,000	55.8	57.3
Front Signe*	2010	297,000	56.0	57.4
Front Duke*	2016	299,000	72.4	75.1
Front Duchess*	2017	299,000	73.6	76.3
Front Earl*	2017	303,000	88.2	91.5
Front Prince	2017	301,000	70.6	71.8
Front Empire*	2018	303,000	90.3	93.7
Front Princess	2018	302,000	71.5	75.3
Front Defender	2019	299,000	80.0	82.8
Front Discovery	2019	299,000	80.7	83.5
Front Dynamic*	2020	299,000	93.4	—
Suezmax tankers
Front Ull*	2014	157,000	57.1	59.7
Front Idun*	2015	157,000	59.5	56.5
Front Thor*	2010	157,000	42.7	40.5
Front Loki*	2010	157,000	43.1	40.6
Front Odin*	2010	157,000	43.1	40.8
Front Njord*	2010	157,000	40.2	41.0
Front Balder*	2009	156,000	41.3	43.8
Front Brage*	2011	157,000	40.0	42.0
Front Crown*	2016	157,000	51.5	53.5
Front Challenger*	2016	157,000	51.5	53.5
Front Classic*	2017	157,000	52.3	54.4
Front Clipper*	2017	157,000	52.6	54.6
Front Crystal*	2017	157,000	55.0	57.1
Front Coral*	2017	158,000	56.3	58.5
Front Cosmos*	2017	158,000	54.3	56.4
Front Cascade*	2017	157,000	54.5	56.6
Front Sparta*	2019	157,000	62.5	—
Front Samara*	2019	157,000	61.4	—
Front Siena*	2019	157,000	65.3	—
Front Singapore*	2019	157,000	64.3	—
Front Seoul*	2019	157,000	65.4	—

Front Santiago*	2019	157,000	64.4	—
Front Savannah*	2019	157,000	64.4	—
Front Suez*	2019	157,000	65.4	—
Front Shanghai*	2019	157,000	64.3	—
Front Silkeborg*	2019	157,000	64.8	—
Front Cruiser*	2020	157,000	66.0	—
LR2/Aframax tankers
Front Lion*	2014	115,000	38.6	40.1
Front Puma*	2015	115,000	39.0	37.6
Front Panther*	2015	115,000	38.7	37.3
Front Tiger*	2015	115,000	39.0	37.5
Front Ocelot*	2016	110,000	39.1	40.6
Front Cheetah*	2016	110,000	38.3	39.8
Front Lynx*	2016	110,000	38.6	40.1
Front Cougar*	2016	110,000	38.7	40.2
Front Leopard*	2016	110,000	39.1	40.6
Front Jaguar*	2016	110,000	39.7	41.2
Front Altair*	2016	110,000	43.8	45.6
Front Antares*	2017	110,000	44.3	46.0
Front Vega*	2017	110,000	44.2	46.0
Front Sirius*	2017	110,000	44.7	46.5
Front Castor*	2017	110,000	45.9	47.7
Front Pollux*	2017	110,000	45.0	46.8
Front Capella*	2017	110,000	45.3	47.0
Front Polaris*	2018	110,000	46.1	47.8
			3,306.8	2,578.2

* We believe the basic charter-free market value at December 31, 2020 for each vessel marked with an asterisk in the table above is lower than the vessel's carrying value. We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by approximately $449.1 million. We refer you to the risk factor entitled "Because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels which may adversely affect our earnings, or could cause us to incur impairment charges".

Factors Affecting our Results

The principal factors which affect the results of our continuing operations and financial position include:

•the earnings of our vessels;
•other operating gains and losses;
•contingent rental income or expense;
•vessel operating expenses;
•administrative income and expenses;
•impairment losses on vessels and vessels held under finance lease;
•impairment losses on goodwill;
•depreciation;
•interest expense;
•impairment losses and unrealized gains and losses on marketable securities;
•gains and losses on derivatives; and
•share of results from associated company and gain on equity interest.

We have derived our earnings from time charters, voyage charters, pool arrangements and a finance lease. As of December 31, 2020, 56 of our 64 vessels, which are owned or leased in by us, were employed in the voyage charter market or on short-term or variable rate time charters. The tanker industry has historically been highly cyclical, experiencing volatility in profitability, vessel values and freight rates. In particular, freight and charter rates are strongly influenced by the supply of tanker vessels and the demand for oil transportation services.

Other operating gains (losses) relate to (i) gains and losses on the termination of finance leases before the expiration of the lease term, which are accounted for by removing the carrying value of the asset and obligation, with a gain or loss recognized for the difference. Gains and losses on the termination of leases are accounted for when the lease is terminated and the vessel is redelivered to the owners, (ii) gains and losses on the sale of vessels, which are recognized when the vessel has been delivered and all risks have been transferred and are determined by comparing the proceeds received with the carrying value of the vessel, (iii) gains and losses on the sale of subsidiary companies, which are recognized when the Company ceases to have a controlling financial interest of the subsidiary, (iv) gains or losses from pooling and other revenue sharing arrangements where the Company is considered the principal under the charter parties and records voyage revenues and costs gross, with the adjustments required as a result of the revenue sharing arrangement being recognized as other operating gains or losses and (v) cash inflows in relation to settlements of claims.

Contingent rental income or expense results from the Company's finance leases, which were acquired as a result of the merger between the Company and Frontline 2012 Ltd, or the Merger. Any variations in the estimated profit share expense that was included in the fair valuation of these lease obligations on the date of the Merger as compared to actual profit share expense incurred is accounted for as contingent rental income or expense.

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
Although vessels are generally acquired free of charter, we have agreed to acquire (and may in the future acquire) some vessels with time charters. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter. It is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer's entering into a separate direct agreement with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter, because it is a separate service agreement between the vessel owner and the charterer. When we purchase a vessel and assume a related time charter, we must take the following steps before the vessel will be ready to commence operations:

•obtain the charterer's consent to us as the new owner;
•obtain the charterer's consent to a new technical manager;
•in some cases, obtain the charterer's consent to a new flag for the vessel;
•arrange for a new crew for the vessel;
•replace all hired equipment on board, such as gas cylinders and communication equipment;
•negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;
•register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;
•implement a new planned maintenance program for the vessel; and
•ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

Inflation

Although inflation has had a moderate impact on our vessel operating expenses and corporate overheads, management does not consider inflation to be a significant risk to direct costs in the current and foreseeable economic environment. It is anticipated that insurance costs, which have risen over the last three years, may well continue to rise over the next few years. Oil transportation is a specialized area and the number of vessels is increasing. There will therefore be an increased demand for qualified crew and this has and will continue to put inflationary pressure on crew costs. However, in a shipping downturn, costs subject to inflation can usually be controlled because shipping companies typically monitor costs to preserve liquidity and encourage suppliers and service providers to lower rates and prices in the event of a downturn.

Results of Operations
Total operating revenues and voyage expenses

			Change
(in thousands of $)	2020	2019	$	%
Voyage charter revenues	1,013,068	887,495	125,573	14.1
Time charter revenues	185,788	35,433	150,355	424.3
Finance lease interest income	—	690	(690)	(100.0)
Other income	22,331	33,704	(11,373)	(33.7)
Total operating revenues	1,221,187	957,322	263,865	27.6

Voyage expenses and commissions	353,098	395,482	(42,384)	(10.7)

Voyage charter revenues increased in the year ended December 31, 2020 as compared to the year ended December 31, 2019 primarily due to:

•an increase of $68.0 million due to the delivery of five Suezmax tankers in August 2019 as part of the Acquisition,
•an increase of $52.9 million primarily due to increased market rates,
•an increase of $43.8 million due to the delivery of three VLCC newbuildings and one Suezmax tanker newbuilding between January 2019 and December 2020, and
•an increase of $40.4 million due to the delivery of two Suezmax tanker and three LR2/Aframax tankers onto voyage charters as a result of the time charters coming to an end between January 2019 and December 2020.

These factors were partially offset by:

•a decrease of $64.6 million due to the delivery of six VLCCs, one Suezmax tanker and three LR2/Aframax tankers onto time charter between January 2019 and December 2020, and
•a decrease of $15.1 million due to the termination of lease for one VLCC in February 2020.

Time charter revenues increased in the year ended December 31, 2020 as compared to the year ended December 31, 2019 primarily due to:

•an increase of $114.7 million due to the delivery of six VLCCs, one Suezmax tanker and three LR2/Aframax tankers onto time charter between January 2019 and December 2020,
•an increase of $53.5 million due to the delivery of five Suezmax tankers onto time charter in August 2019 as part of the Acquisition. For accounting purposes the leases did not commence until closing of the transaction which took place on March 16, 2020. See Note 5 for further details on the accounting for this transaction, and
•an increase of $4.6 million due to increased market rates.

These factors were partially offset by:

•a decrease of $22.5 million due to the delivery of two VLCCs, two Suezmax tankers and three LR2/Aframax tankers onto voyage charters as a result of the time charters coming to an end between January 2019 and December 2020. The two VLCCs were newbuilding deliveries in 2019 and are reflected in the movement in voyage revenues as such.

Finance lease interest income in the year ended December 31, 2019 is related to the investment in finance lease for one VLCC, which was terminated in January 2020.

Other income in the year ended December 31, 2020 primarily comprised of the income earned from the commercial management of related party and third party vessels and newbuilding supervision fees derived from related parties and third parties. The decrease in the year ended December 31, 2020 as compared to the year ended December 31, 2019 was primarily due to a decrease in newbuilding supervision fees earned and the sale of Seateam Management Pte in October 2020.

Voyage expenses and commissions decreased in the year ended December 31, 2020 as compared to the year ended December 31, 2019 primarily due to:

•a decrease of $40.8 million due to the delivery of six VLCCs, one Suezmax tanker and three LR2/Aframax tankers onto time charter between January 2019 and December 2020,
•a decrease of $29.7 million due to reduced bunker prices,
•a decrease of $8.3 million due to termination of the lease for one VLCC in February 2020, and
•a decrease of $4.4 million in port and other costs.

These factors were partially offset by:

•an increase of $18.3 million due to the delivery of five Suezmax tankers in August 2019 as part of the Acquisition,
•an increase of $12.0 million due to the delivery of two Suezmax tanker and three LR2/Aframax tankers onto voyage charters as a result of the time charters coming to an end between January 2019 and December 2020, and
•an increase of $10.5 million due to the delivery of three VLCC newbuildings and one Suezmax tanker newbuilding between January 2019 and December 2020.

Other operating gains

			Change
(in thousands of $)	2020	2019	$	%
Gain on settlement of claim	3,422	3,737	(315)	(8.4)
Gain on sale of vessel	12,354	—	12,354	—
Gain on sale of subsidiary	6,928	—	6,928	—
Gain on termination of vessel lease	7,409	—	7,409	—
Loss on pool arrangements	(564)	(943)	379	(40.2)
Other gains	353	628	(275)	(43.8)
	29,902	3,422	26,480	773.8

In February 2020, the Company agreed with SFL to terminate the long-term charter for the 2002-built VLCC Front Hakata upon the sale and delivery of the vessel by SFL to an unrelated third party. Frontline received a compensation payment of $3.2 million from SFL for the termination of the current charter and recognized a gain on termination, including the compensation payment of $7.4 million. The charter with SFL terminated in February 2020.

In April 2020, the Company sold one VLCC previously recorded as an investment in finance lease at a purchase price of $25.5 million. The vessel was delivered to its buyer in June 2020 and the Company recorded a gain on sale of $12.4 million.

In October 2020, the Company completed the sale of its 71.38% ownership interest in SeaTeam to OSM. A gain from the sale of $6.9 million has been recorded in the year ended December 31, 2020.

In the year ended December 31, 2020, the Company recorded a $3.4 million gain on settlement of a claim. In the year ended December 31, 2019, the Company recorded a $3.7 million insurance recovery for loss of hire insurance for Front Altair. A further $0.4 million (2019: $0.6 million) gain was recognized in relation to the settlement of miscellaneous claims.

In the year ended December 31, 2020, the Company recorded a $0.6 million loss (2019: $1.5 million loss) related to the pooling arrangement with SFL between two of its Suezmax tankers Front Odin and Front Njord and two SFL vessels Glorycrown and Everbright. A gain of $0.6 million was recorded in the year ended December 31, 2019 related to other pooling arrangements.

Contingent rental (income) expense

			Change
(in thousands of $)	2020	2019	$	%
Contingent rental (income) expense	14,568	(2,607)	17,175	(658.8)

Contingent rental expense in the year ended December 31, 2020 and income in the year ended December 31, 2019 relates to the Company's charter party contracts with SFL and is primarily due to the fact that the actual profit share payable of $18.7 million (2019: $4.8 million) was $14.6 million (2019: $2.2 million less) more than the amount accrued in the lease obligation payable when the leases were recorded at fair value at the time of the Merger.

Ship operating expenses

			Change
(in thousands of $)	2020	2019	$	%
Ship operating expenses	183,063	157,007	26,056	16.6

Ship operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, drydocking expenses, lubricating oils and insurance.

Ship operating expenses increased in the year ended December 31, 2020 as compared to the year ended December 31, 2019 primarily due to:

•an increase of $18.1 million primarily due to the delivery of 10 Suezmax tankers in August 2019. For accounting purposes, five of the vessels were not accounted for until closing of the transaction which took place on March 16, 2020. See Note 5 for further details on the accounting for this transaction,
•an increase of $3.4 million due to the delivery of three VLCC newbuildings and one Suezmax newbuilding between January 2019 and December 2020, and
•an increase of $6.3 million primarily due to increases in other operating expenses, of which $3.7 million relates to additional crew related costs as a result of COVID-19.

These factors were partially offset by:

•a decrease of $1.4 million due to termination of lease for one VLCC and the sale of one VLCC in 2020, and
•a decrease of $0.3 million in drydock costs.

Charter hire expenses

			Change
(in thousands of $)	2020	2019	$	%
Charter hire expenses	9,557	8,471	1,086	12.8

Charter hire expense increased in the year ended December 31, 2020 as compared with the year ended December 31, 2019 primarily due to an increase in the charterhire rate in relation to the two VLCCs, chartered-in in both periods.

Administrative expenses

			Change
(in thousands of $)	2020	2019	$	%
Administrative expenses	44,238	45,019	(781)	(1.7)

Administrative expenses in the year ended December 31, 2020 are comparable to the year ended December 31, 2019.

Depreciation

			Change
(in thousands of $)	2020	2019	$	%
Depreciation	138,770	117,850	20,920	17.8

Depreciation expense increased in the year ended December 31, 2020 as compared to the year ended December 31, 2019 primarily due to:

•an increase of $17.4 million due to the delivery of 10 Suezmax tankers in August 2019. For accounting purposes, five of the vessels were not accounted for until closing of the transaction which took place on March 16, 2020. See Note 5 to our audited Consolidated Financial Statements included herein for further details on the accounting for this transaction,

•an increase of $4.2 million due to the delivery of three VLCC newbuildings and one Suezmax tanker newbuilding between January 2019 and December 2020, and
•an increase of $2.9 million primarily due to EGCS and BWTS additions.

These factors were offset by:

•a decrease of $3.5 million due to the termination of the lease for one VLCC in February 2020.

Interest income

			Change
(in thousands of $)	2020	2019	$	%
Interest income	705	1,506	(801)	(53.2)

Interest income in the year ended December 31, 2020 and the year ended December 31, 2019 relates to interest received on bank deposits and the shareholder loan to TFG Marine (see Note 20 to our audited Consolidated Financial Statements included herein).

 Interest expense

			Change
(in thousands of $)	2020	2019	$	%
Interest expense	(72,160)	(94,461)	22,301	(23.6)

Interest expense decreased in the year ended December 31, 2020 as compared to the year ended December 31, 2019 primarily due to:
•a decrease of $27.2 million related the reduced balances on the Company’s floating rate debt as a result of ongoing repayments, along with the decrease in LIBOR rates,
•a decrease of $1.8 million in finance lease interest expense due to termination of the lease for one VLCC in February 2020,
•a decrease of $5.2 million related to reduced fixed rate obligations as a result of repayments on the senior unsecured facility with an affiliate of Hemen and the settlement of the notes payable in relation to the termination of the finance leases for six VLCCs leased from SFL in 2018,
•a decrease $0.5 million due to a reduction in finance lease interest expense as a result of ongoing repayments of the obligations on the remaining two vessels leased from SFL, and
•a decrease of $0.4 million as a result of higher capitalized interest in relation to the newbuilding program.

These factors are partially offset by:

•an increase of $10.6 million due to the acquisition of 10 Suezmax tankers under the SPA,
•an increase of $1.3 million as a result of additional borrowings relating to the delivery of four newbuildings between January 2019 and December 2020, and
•an increase of $1.0 million in amortization of deferred charges due to new loan facilities and commitments between January 2019 and December 2020.

Unrealized gain (loss) on marketable securities

			Change
(in thousands of $)	2020	2019	$	%
Unrealized gain (loss) on marketable securities	(2,491)	1,737	(4,228)	(243.4)

The Company recognized an unrealized loss of $2.5 million and an unrealized gain of $1.7 million due to the movement in the fair value of marketable securities for the year ended December 31, 2020 and the year ended December 31, 2019, respectively.

Share of results of associated company

			Change
(in thousands of $)	2020	2019	$	%
Share of results of associated company	(4,424)	1,681	(6,105)	(363.2)

A share of losses of FMS Holdco Inc, or FMS Holdco, of $5.0 million (2019: $1.7 million income) was recognized in the year ended December 31, 2020.

A share of results of TFG Marine of $0.6 million was recognized in the year ended December 31, 2020.

See Note 30 to our audited Consolidated Financial Statements included herein for further details on our equity method investments.

Other income (expenses)

			Change
(in thousands of $)	2020	2019	$	%
Foreign currency exchange (loss) gain	2,035	(26)	2,061	(7,926.9)
Loss on derivatives	(18,577)	(10,069)	(8,508)	84.5
Other non-operating items, net	109	403	(294)	(73.0)

Foreign currency exchange differences relate to movements of U.S. dollar against other currencies used in day-to-day transactions.

The loss on derivatives in 2020 and 2019 relates to a loss on interest rate swaps of $18.6 million and $10.1 million, respectively.
Other non-operating income in 2020 and 2019 primarily relates to dividends received, offset by bank charges.

Net income attributable to non-controlling interest

			Change
(in thousands of $)	2020	2019	$	%
Net income attributable to non-controlling interest	(131)	(14)	(117)	835.7

Net income attributable to non-controlling interest in the year ended December 31, 2020 and December 31, 2019 is attributable to the non-controlling interests in the results of SeaTeam Management. The Company sold its 71.38% ownership interest in SeaTeam to OSM in October 2020.

For the discussion of our operating results in 2019 compared with 2018, we refer to "Item 5. Operating and Financial Review and Prospects - A. Operating Results" included in our annual report on Form 20-F for the year ended December 31, 2019, which was filed with the U.S. Securities and Exchange Commission on March 20, 2020.

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

As of December 31, 2020, 2019 and 2018, we had cash and cash equivalents of $174.7 million, $174.2 million and $66.5 million, respectively. As of December 31, 2020, 2019 and 2018, we had restricted cash balances of $14.9 million, $3.2 million and $1.4 million, respectively. Restricted cash does not include cash balances of $103.5 million (2019: $38.3 million), which represents 100% (2019: 50%) of the cash required to be maintained by the financial covenants in our loan agreements. The Company is permitted to satisfy up to 50% of the cash requirement by maintaining a committed undrawn credit facility with a remaining availability of greater than 12 months. The Company did not satisfy any of the minimum cash requirement with a committed undrawn credit facility as of December 31, 2020 because the Company's senior unsecured facility agreement with an affiliate of Hemen was repayable in May 2021 as of this date. Furthermore, FSL, a wholly owned subsidiary of the Company and the chartering counterparty with SFL with respect to the remaining two VLCCs leased from them, has agreed to certain dividend restrictions as a result of the amendment of the terms of the long-term charter agreements in May 2015. In order to make or pay any dividend or other distribution to the Company, FSL shall demonstrate a cash buffer of $2.0 million per vessel both prior to and following such payment, and following payment of the next monthly hire due plus any profit share accrued under the agreement. As at December 31, 2020, the cash held by FSL was $15.6 million (2019: $13.1 million), and these amounts are included in "Cash and cash equivalents".

Our interest rate swaps require us to post cash as collateral based on their fair value. As at December 31, 2020, the restricted cash balance included $13.4 million (2019: $1.0 million) in relation to our interest rate swaps.

As of December 31, 2020, the remaining commitments for the Company's four newbuilding contracts amounted to $142.4 million, all of which we expect to be paid in 2021.

As of December 31, 2020, the Company has no further commitments for the installations of EGCS.

As of December 31, 2020, the Company has remaining commitments for the purchase of BWTS for one vessel, with a remaining commitment of $0.2 million, excluding installation costs, due in 2021.

As of December 31, 2020, the Company had entered into forward bunker purchase arrangements for the delivery of 5,000 MT of bunker fuel per month for delivery between October 2020 to December 2021. The contracts oblige the Company to purchase and take delivery of the physical fuel at prices between $325 per MT and $365 per MT. In addition, the Company has entered into a further arrangement for the delivery of 5,000 MT of bunker fuel per month for delivery between January 2021 to December 2021. The contract obliges the Company to purchase and take delivery of the physical fuel at $232 per MT.

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

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated.

(in thousands of $)	2020	2019	2018
Net cash provided by operating activities	604,058	280,187	46,171
Net cash used in investing activities	(715,968)	(190,571)	(199,217)
Net cash provided by financing activities	124,183	19,856	116,064
Net change in cash and cash equivalents and restricted cash	12,273	109,472	(36,982)
Cash, cash equivalents and restricted cash at beginning of year	177,376	67,904	104,886
Cash, cash equivalents and restricted cash at end of year	189,649	177,376	67,904

Net cash provided by operating activities

Net cash provided by operating activities increased by $323.9 million in the year ended December 31, 2020 as compared to the year ended December 31, 2019.

Net cash provided by operating activities was primarily impacted by: (i) overall market conditions as reflected by TCE rates, (ii) the size and composition of our fleet that we own, lease and charter-in, (iii) whether our vessels were operated under time charters or voyage charters, (iv) changes in operating assets and liabilities, and (v) reductions in interest expense as a result of debt repayments on fixed and floating rate facilities, along with the decrease in LIBOR rates.

i.Our reliance on the spot market contributes to fluctuations in cash flows from operating activities as a result of its exposure to highly cyclical tanker rates. Any increase or decrease in the average TCE rates earned by our vessels will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities. TCE represents operating revenues less other income and voyage expenses. TCE is therefore impacted by both movements in operating revenues, as determined by market freight rates, and voyage expenses, which are primarily comprised of bunker expenses, port charges and canal tolls. In 2020, average market quoted TCE rates increased for VLCCs, Suezmax tankers and LR2 product tankers as compared to 2019, see "Item 5. Operating Financial Review and Prospects - A. Operating Results" The net increase in average quoted market rates led to a $57.6 million increase in cash provided by operating activities for the year ended December 31, 2020, due to higher operating revenues. The decrease in average bunker prices, also a component of TCE, in 2020 compared to 2019, resulted in a $29.7 million increase in cash provided by operating activities.

ii.Detailed information on the size and composition of our fleet, along with whether our vessels were operated under time charters or voyage charters, including changes between the periods presented, is disclosed in "Item 5. Operating Financial Review and Prospects - A. Operating Results". Changes in the size and composition of our fleet resulted in a net increase in cash provided by operating activities of $95.0 million. The increase is primarily due to the delivery of four newbuildings and 10 vessels from Trafigura under the SPA, between January 1, 2019 and December 31, 2020, with an increase of $161.4 million in cash received from revenues, offset by the increase in cash paid for voyage expenses, ship operating expenses and interest of $62.8 million. The aforementioned increase was partially offset by the termination of the long-term charter of one VLCC held under finance lease and the sale of one VLCC previously recorded as an investment in finance lease, leading to a reduction in cash provided by operating activities of $18.3 million .

iii.The net increase in vessels trading under time charters and voyage charters in 2020 as compared to 2019 resulted in a $96.9 million increase in cash provided by operating activities, as the time charters achieved higher rates, and the vessels redelivered to spot voyages were traded at higher TCE rates as a result of the recovery in the market since the date the time charters were entered into.

iv.Changes in operating assets and liabilities resulted in an increase in cash provided by operating activities of $48.8 million. The movement in working capital balances are impacted by the timing of voyages, and also by the timing of fueling and consumption of fuel on board our vessels. Revenues for vessels that operate under time charters are typically billed in advance, whereas revenues under voyage charters are typically billed upon completion of a voyage. In 2019, the hire rates increased towards the end of the year whereas in 2020 hire rates had receded at the end of the year. This movement resulted in a net decrease in contract assets from voyages in progress and trade receivables. In addition, reduced bunker prices, caused a decrease in inventories held which positively impacted cash provided by operating activities. The aforementioned were partially offset, by the high volume of drydockings at the end of 2019 which caused an increase in accrued operating expenses, paid in 2020, which resulted in a decrease in the cash provided by operating activities.

v.Debt repayments on the Company's fixed and floating rate facilities, along with the decrease in LIBOR rates, has reduced interest expense by $32.9 million in the year ended December 31, 2020 compared to the year ended December 31, 2019.

In addition to the key factors above, net cash provided by operating activities was reduced due to the following:

•a $11.4 million reduction due to reduced administrative revenues,
•a $6.3 million reduction due to increased operating expenses, including $3.7 million of additional crew costs in relation to COVID-19, and
•a $5.1 million reduction due to increased swap interest payments.

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

i.Our reliance on the spot market contributes to fluctuations in cash flows from operating activities as a result of its exposure to highly cyclical tanker rates. Any increase or decrease in the average TCE rates earned by our vessels will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities. TCE represents operating revenues less other income and voyage expenses. TCE is therefore impacted by both movements in operating revenues, as determined by market freight rates, and voyage expenses, which are primarily comprised of bunker expenses, port charges and canal tolls. In 2019, average market quoted TCE rates increased for VLCCs, Suezmax tankers and LR2 product tankers as compared to 2018, see "Item 5. Operating Financial Review and Prospects - A. Operating Results". The net increase in average quoted market rates led to a $113.6 million increase in cash provided by operating activities for the year ended December 31, 2019, due to higher operating revenues. The increase was partially offset by higher voyage expenses, also a component of TCE, in 2019 as compared to 2018 primarily due to increased commissions and bunker expenses, resulting in a $20.7 million decrease in cash provided by operating activities.

ii.Detailed information on the size and composition of our fleet, along with whether our vessels were operated under time charters or voyage charters, including changes between the periods presented, is disclosed in "Item 5. Operating Financial Review and Prospects - A. Operating Results". Changes in the size and composition of our fleet resulted in a net increase in cash provided by operating activities of $56.8 million. The increase is primarily due to the delivery of newbuildings between January 1, 2018 and December 31, 2019, with an increase of $56.5 million in cash received from revenues, partially offset by the increase in cash paid for voyage expenses, ship operating expenses and interest of $27.3 million, and the net impact of the delivery and redelivery of vessels chartered in under operating leases and the five vessels leased in under finance leases from Trafigura prior to the closing of the Acquisition, with an increase in cash provided by operating activities of $21.1 million. The terminations of finance leases between January 1, 2018 and December 31, 2018 resulted in a net increase in cash flow provided by operations of $6.5 million.

iii.The net decrease in vessels trading under time charters in 2019 as compared to 2018 resulted in a $45.2 million increase in cash provided by operating activities as the vessels subsequently traded at higher spot rates under voyage charters as a result of the recovery in the market since the date the time charters were entered into.

iv.Changes in operating assets and liabilities resulted in an increase in cash provided by operating activities of $34.8 million. The movement in working capital balances are impacted by the timing of voyages, and also by the timing of fueling and consumption of fuel on board our vessels. Revenues for vessels that operate under time charters are typically billed in advance, whereas revenues under voyage charters are typically billed upon completion of a voyage. In 2018, the number of vessels trading under time charters decreased and increased again in 2019, which resulted in a net decrease in contract assets from voyages in progress and accrued voyage expenses. In addition, the high volume of drydockings at the end of 2019 caused an increase in accrued operating expenses which positively impacted cash provided by operating activities. The aforementioned were partially offset, by the increase in receivables, as the increase in rates during 2019, led to a negative impact on cash flows from operations as the higher freights, which are typically paid on completion of a voyage, had not been received at year end.

v.The net increases in cash provided by operating activities were partially offset by the increase in drydocking expenses as one vessel docked in 2018 as compared with nine vessels in 2019, which resulted in a decrease in cash provided by operating activities of $17.7 million.

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

Net cash used in investing activities

Net cash used in investing activities of $716.0 million in 2020 comprised mainly of:

•$533.8 million paid for the purchase of 10 Suezmax tankers upon closing of the Acquisition,
•additions to newbuildings, vessels and equipment of $190.6 million, consisting of $164.7 million in respect of the two vessels delivered in the period and the installments paid for the four remaining newbuilding contracts and $25.9 million primarily due to ECGS additions,
•a net cash outflow of $14.1 million in relation to the sale of Seateam in October 2020,
•a $1.5 million outflow on issuance of shareholder loan to TFG, and
•$0.8 million in relation to the share purchase in Clean Marine.

This was partially offset by $24.7 million net proceeds from the sale of one vessel previously held as investment in finance lease.

Net cash used in investing activities of $190.6 million in 2019 comprised mainly of additions to newbuildings, vessels and equipment of $196.0 million, of which $46.1 million was in respect of six newbuilding contracts, $113.9 million in respect of the two VLCCs delivered in the period and $36.0 million mainly for ECGS additions. This was partially offset by:

•$3.0 million repayment of a $6.0 million interest free loan extended by the Company to FMSI.
•$2.4 million receipts from the five Suezmax tankers lease-in from and leased-out to Trafigura, treated as reduction in the prepaid consideration

Net cash used in investing activities of $199.2 million in 2018 comprised mainly of additions to newbuildings, vessels and equipment of $216.3 million, of which most was in respect of five newbuilding contracts, of which two VLCCs and one LR2 tanker were delivered during the year. Furthermore, the Company obtained a 20% stake in FMSI in return for a $6.0 million interest free loan to FMSI. This was partially offset by:

•sale proceeds of $17.8 million in relation to the sale of 4.7 million shares in DHT.
•finance lease payments received of $5.3 million in respect of the investment in finance lease held on the balance sheet.

Net cash provided by financing activities

Net cash provided by financing activities in 2020 of $124.2 million was primarily due to:

•debt drawdowns of $1,377.0 million , including those that were refinanced in the period,
•the issuance of 798,000 new ordinary shares as part of options exercise which generated net proceeds of $5.8 million.
•a $3.2 million compensation receipt in relation to the termination of the finance lease of one VLCC with SFL.

These items were partially offset by:

•dividend payments of $312.4 million,
•debt repayments of $921.8 million, including those that were refinanced in the period,
•finance lease repayments of $11.2 million, and
•debt fees paid of $16.5 million.

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

In January 2020, the Company issued 798,000 ordinary shares under its share options scheme, the Frontline Scheme, to Robert Hvide Macleod at a strike share price of $7.30 per share, for total proceeds of $5.8 million.

In June 2020, the Company entered into an Equity Distribution Agreement with Morgan Stanley & Co. LLC (the “EDA”), under which the Company may, from time to time, offer and sell its ordinary shares having aggregate sales proceeds of up to $100.0 million. As of December 31, 2020, no sales were made under the EDA.

Borrowing Activities

$250.7 million term loan facility
In November 2020, the Company entered into a senior secured term loan facility with a number of banks in an amount of up to $250.7 million, to refinance the $466.5 million loan facility maturing in April 2021. The new facility matures in May 2025, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years counting as from delivery date from the yard. In November 2020, the Company drew down $250.7 million and repaid the outstanding balance of the original loan of $252.4 million. The facility is fully drawn down as of December 31, 2020.

$50.0 million term loan facility
In May 2020, the Company signed a restated and amended senior secured term loan facility with Nordea in an amount of up to $50.0 million to refinance the $60.6 million loan facility maturing in March 2021. The new facility matures in March 2023, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 20 years. In July 2020, the Company drew down $45.0 million and repaid the outstanding balance of the original loan of $42.4 million. The facility is fully drawn down as of December 31, 2020.

$328.6 million term loan facility
In July 2020, the Company entered into a senior secured term loan facility with a number of banks in an amount of up to $328.6 million to refinance the $500.1 million loan facility maturing in December 2020. The new facility matures in February 2023, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years counting as from delivery date from the yard. in July 2020, the Company drew down $328.6 million and repaid the outstanding balance of the original loan of $328.6 million. The facility is fully drawn down as of December 31, 2020.

$275.0 million revolving credit facility
In June 2016, the Company signed a $275.0 million senior unsecured facility agreement with an affiliate of Hemen, the Company's largest shareholder. The $275.0 million facility carries an interest rate of 6.25%. The original facility was available to the Company for a period of 18 months from the first utilization date and was repayable in full on the 18 month anniversary of the first utilization date. There were no scheduled loan repayments before this date. The facility does not include any financial covenants and will be used to part finance the Company's current newbuilding program, partially finance potential acquisitions of newbuildings or vessels on the water and for general corporate purposes.

The Company repaid $66.0 million in the year ended December 31, 2019 and up to $155.0 million remained available and undrawn as of December 31, 2019. In October 2019, the Company extended the terms of the facility by six months. Following the extension, the facility was repayable in May 2021.

The Company repaid $60.0 million in the year ended December 31, 2020 and up to $215.0 million remains available and undrawn under this facility as of December 31, 2020. In February 2021, the Company extended the terms of the facility by 12 months to May 2022. $60.0 million of the extended facility has been recorded as long-term debt as at December 31, 2020.

$100.8 million term loan facility
In November 2020, the Company entered into a senior secured term loan facility with ING and Credit Suisse in an amount of up to $100.8 million to refinance the $109.2 million loan facility maturing in June 2021. The new facility matures in November 2025, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 17 years counting as from delivery date from yard. In November 2020, the Company drew down $100.8 million and repaid the outstanding balance of the original loan of $84.3 million. The facility is fully drawn down as of December 31, 2020.

$328.4 million term loan facility
In August 2016, the Company signed a senior secured term loan facility in an amount of up to $328.4 million with China Exim Bank. The facility matures in 2029, carries an interest rate of LIBOR plus a margin in line with the Company's other facilities and has an amortization profile of 18 years. The Company drew down $109.0 million in the year ended December 31, 2016 in connection with one LR2 tanker and two Suezmax tanker newbuildings, which were delivered in the year. The Company drew down a further $165.9 million in the year ended December 31, 2017 in connection with two Suezmax tankers and three LR2/Aframax tankers delivered in the year. The facility is fully drawn down as of December 31, 2020.

$110.5 million term loan facility (Credit Suisse)
In December 2016, the Company signed a senior secured term loan facility in an amount of up to $110.5 million with Credit Suisse. The facility matures in 2022, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years. The Company drew down $54.9 million in the year ended December 31, 2017 in connection with one VLCC delivered in the period. The Company drew down $54.9 million in the year ended December 31, 2018 in connection with one VLCC delivered in the period. The Company extended the facility by $15.0 million in the year ended December 31, 2019. The facility is fully drawn down as of December 31, 2020.

$321.6 million term loan facility
In February 2017, the Company signed a second senior secured term loan facility in an amount of up to $321.6 million. The facility provided by China Exim Bank is insured by China Export and Credit Insurance Corporation. The facility matures in 2033, carries an interest rate of LIBOR plus a margin in line with the Company's other credit facilities and has an amortization profile of 15 years. The Company drew down $252.7 million in the year ended December 31, 2017 in connection with four Suezmax tankers and three LR2/Aframax tankers delivered in the period. The Company drew down $32.0 million in the year ended December 31, 2018 in connection with one LR2 tanker delivered in the period. The facility is fully drawn down as of December 31, 2020.

$110.5 million term loan facility (Credit Suisse #2)
In June 2017, the Company signed a senior secured term loan facility in an amount of up to $110.5 million with Credit Suisse. The facility matures in 2023, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years. The Company drew down $54.9 million in the year ended December 31, 2018 in connection with one VLCC delivered in the period. The Company drew down $55.3 million in the year ended December 31, 2019 in connection with one VLCC delivered in the period. The Company extended the facility by $15.0 million in the year ended December 31, 2019. The facility is fully drawn down as of December 31, 2020.

$110.5 million term loan facility (ING)
In June 2017, the Company signed a senior secured term loan facility in an amount of up to $110.5 million with ING. The facility matures in 2023, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years. The Company drew down $55.3 million in the year ended December 31, 2017 in connection with one VLCC delivered in the period. The Company drew down $55.3 million in the year ended December 31, 2019 in connection with one VLCC delivered in the period. The Company extended the facility by $4.1 million in the year ended December 31, 2019 and drew down the $4.1 million in connection with the installation of an EGCS on the VLCC delivered in the period. The facility is fully drawn as of December 31, 2020.

$544.0 million lease financing
In March 2020, the Company signed a sale-and-leaseback agreement in an amount of $544.0 million with ICBCL to finance the cash amount payable upon closing of the Acquisition, which took place on March 16, 2020. The lease financing has a tenor of seven years, carries an interest rate of LIBOR plus a margin of 230 basis points, has an amortization profile of 17.8 years and includes purchase options for the Company throughout the term with a purchase obligation at the end of the term. The Company is precluded from accounting for the sale of the vessels due to the purchase obligation at the end of the term which prevents the lessor from obtaining control of the vessels and as such the lease has been accounted for as a secured borrowing, with the vessels recorded under "Vessels and equipment, net".

$42.9 million term loan facility
In November 2019, the Company signed a senior secured term loan facility in an amount of up to $42.9 million with Credit Suisse to partially finance the delivery of the Suezmax tanker Front Cruiser from HSHI. The facility matures five years after the vessel's delivery date, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years. In May 2020, the Company drew down $42.9 million under the facility in connection with the delivery of the Suezmax tanker Front Cruiser. The facility is fully drawn as of December 31, 2020.

$62.5 million term loan facility
In May 2020, the Company signed a senior secured term loan facility in an amount of up to $62.5 million with Crédit Agricole to partially finance the delivery of the VLCC Front Dynamic from HSHI. The facility matures five years after the vessel's delivery date, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years. In June 2020, the Company drew down $62.5 million under the facility in connection with the delivery of the VLCC Front Dynamic. The facility is fully drawn as of December 31, 2020.

$133.7 million term loan facility
In November 2020, the Company entered into a senior secured term loan facility with CEXIM and Sinosure in an amount of up to $133.7 million to partially finance the remaining cost of $142.4 million for four LR2 tankers under construction. The facility will have a tenor of 12 years, carries an interest rate of LIBOR plus a margin in line with the Company's other loan facilities and will have an amortization profile of 17 years counting from delivery date from the yard. The facility was fully undrawn as at December 31, 2020. In March 2021, the Company drew down $34.3 million under the facility in connection with the delivery of the LR2 tanker Front Fusion from SWS.

Promissory notes
In February 2020, the Company settled the outstanding balances due under the notes payable in relation to the termination of the leases for Front Circassia, Front Page, Front Serenade, Front Stratus and Front Ariake of approximately $20.0 million.

Secured borrowings
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

In December 2020, the Company repurchased 1.3 shares of Golden Ocean and subsequently sold the shares for total proceeds of $6.2 million. At the same time, the Company entered into a forward contract to repurchase the 1.3 million shares of Golden Ocean in March 2021 for $6.2 million, with the shares recorded in Marketable securities pledged to creditors and a liability recorded at December 31, 2020 within short-term debt for $6.3 million, after adjusting for the effect of foreign exchange. The Company is required to post collateral of 20% of the total repurchase price for the duration of the agreement which was held in Restricted cash as of December 31, 2020.

Debt restrictions
The Company's loan agreements contain loan-to-value clauses, which could require the Company to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, the loan agreements contain certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital and a value adjusted equity covenant. Restricted cash does not include cash balances of $103.5 million (2019: $38.3 million), which represents 100% (2019: 50%) of the cash required to be maintained by the financial covenants in our loan agreements. The Company is permitted to satisfy up to 50% of the cash requirements by maintaining a committed undrawn credit facility with a remaining availability of greater than 12 months. The Company did not satisfy any of the minimum cash requirement with a committed undrawn credit facility as of December 31, 2020 because the Company's senior unsecured facility agreement with an affiliate of Hemen was repayable in May 2021 as of this date. These amounts are included in "Cash and cash equivalents". Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. Under those circumstances, the Company might not have sufficient funds or other resources to satisfy its obligations. The Company was in compliance with all of the financial covenants contained in the Company's loan agreements as of December 31, 2020.

C.  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We do not undertake any significant expenditures on research and development, and have no significant interests in patents or licenses.

D.  TREND INFORMATION

The oil tanker and product tanker industry has been highly cyclical, experiencing volatility in charter hire rates and vessel values resulting from changes in the supply of and demand for crude oil and tanker capacity. See "Item 5. Operating and Financial Review and Prospects – A. Operating Results".

E.  OFF-BALANCE SHEET ARRANGEMENTS

Following assignments of two property leases in 2015, each to a related party, a subsidiary of the Company has guaranteed the remaining outstanding payments due under the leases of approximately $4.4 million as of December 31, 2020 (2019: approximately $5.4 million). The Company does not believe that it will be required to make any payments under these guarantees and has not recorded a liability in the balance sheet in this respect.

As of December 31, 2020, the Company has agreed to provide a $50.0 million guarantee in respect of the performance of its subsidiaries, and two subsidiaries of an affiliate of Hemen, under a bunker supply arrangement with TFG Marine. As at December 31, 2020 there are no amounts payable under this guarantee. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by the Trafigura Group and becomes payable Frontline shall pay a pro rata amount based on its share of the equity in TFG Marine. The maximum liability under this guarantee is $6.0 million and there are no amounts payable under this guarantee as at December 31, 2020.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

At December 31, 2020, we had the following contractual obligations and commitments:

	Payment due by period
(In thousands of $)	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years	Total
Floating rate debt	160,831	718,118	576,377	634,605	2,089,931
Fixed rate debt	—	60,000	—	—	60,000
Secured borrowings	6,251	—	—	—	6,251
Operating lease obligations	4,705	2,260	2,244	—	9,209
SFL finance lease obligations (1)	5,142	11,470	13,275	8,881	38,768
Newbuilding commitments (2)	142,417	—	—	—	142,417
Vessel upgrading commitments (3)	247	—	—	—	247
Interest on floating rate debt (4)	45,490	73,865	45,234	28,464	193,053
Interest on fixed rate debt	3,802	1,885	—	—	5,687
Interest on finance lease obligations	2,688	4,190	2,407	469	9,754
Forward bunker purchase arrangements	35,820	—	—	—	35,820
	407,393	871,788	639,537	672,419	2,591,137

1.As of December 31, 2020, the Company held two vessels under finance leases, both of which are leased from SFL and were acquired upon the Merger. The amounts shown in the table above represent the contractual obligations under these lease agreements and exclude the value of contingent rental expense that was included in the fair valuation of these lease obligations on the date of the Merger. As of December 31, 2020, we have recorded total obligations under these finance leases of $56.3 million of which $38.8 million is in respect of the minimum contractual payments and $17.5 million is in respect of contingent rental expense.

2.The newbuilding commitments as of December 31, 2020 comprised four LR2 tankers. One LR2 tanker was delivered in March 2021, one LR2 tanker is expected to be delivered in April 2021, and two LR2 tankers are expected to be delivered in September 2021.
3.As of December 31, 2020, the Company has committed to the purchase of Ballast Water Treatment Systems for one vessel, with a remaining commitment of $0.2 million excluding installation costs. This commitment is due in 2021.
4.Interest on floating rate debt has been calculated using three-month U.S. dollar LIBOR as of December 31, 2020, plus agreed margin, and outstanding borrowings as of that date.

G. SAFE HARBOR

Forward-looking information discussed in this "Item 5. Operating Financial Review and Prospects - A. Operating Results", includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. Please see "Cautionary Statement Regarding Forward-Looking Statements" in this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors and certain key officers of our wholly owned subsidiary, Frontline Management AS, who are responsible for overseeing our management.

Name	Age	Position
John Fredriksen	76	Chairman, President and Director
James O'Shaughnessy	57	Director and Audit Committee Chairman
Tor Svelland	53	Director
Ola Lorentzon	71	Director
Lars H. Barstad	50	Interim Chief Executive Officer of Frontline Management AS
Inger M. Klemp	57	Chief Financial Officer of Frontline Management AS

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

Tor Svelland has been a director of the Company since August 2020. Mr. Svelland is the Founder and CEO of Svelland Capital and he has 30 years’ experience trading commodities, equities and freight derivatives. Prior to Svelland Capital, Mr. Svelland was the Desk Manager of the dry cargo freight desk, at Trafigura in Geneva, where he was responsible for all physical commodity, commodity derivative and commodity/freight-related-equity trading. 2010 to 2014, Mr. Svelland was the Executive Director of the Oil Desk at Goldman Sachs in London, trading oil and was responsible for the global freight book. Between 2005 and 2010, Mr. Svelland was Head of Commodities and Head of Freight Derivatives at Carnegie and Pareto in Oslo. From 1989 to 2005, Mr. Svelland held various positions within commodity and freight markets across shipping merchants, brokers and charterers, in Athens and Oslo.

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

Lars H. Barstad has served as Interim Chief Executive Officer of Frontline Management AS since October 2020, and as Commercial Director since 2015. Mr. Barstad has close to 17 years’ experience in the wider shipping and oil trading industry, firstly as Director of Imarex Pte Ltd (now Marex) in Singapore. He joined Glencore Ltd in 2007, working in London as head of FFA trading. In 2012 he moved to Noble Group Ltd, heading up their freight derivatives desk in London with a cross commodities mandate. Mr. Barstad holds a BSc in Financial Economics from BI Norwegian Business School.

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

B.  COMPENSATION

During the year ended December 31, 2020, we paid aggregate cash compensation of approximately $2.0 million and an aggregate amount of approximately $0.1 million for pension and retirement benefits to our directors and executive officers (six persons).

C.  BOARD PRACTICES

In accordance with our bye-laws the number of directors shall be such number not less than two as our shareholders by Ordinary Resolution may from time to time determine and each director shall hold office until the next annual general meeting following his or her election or until his or her successor is elected. We currently have four directors.

We currently have an audit committee, which is responsible for overseeing the quality and integrity of our financial statements and our accounting, auditing and financial reporting practices, our compliance with legal and regulatory requirements, the independent auditor's qualifications, independence and performance and our internal audit function. In 2018, James O'Shaughnessy was appointed to serve on the Audit Committee. James O'Shaughnessy is the Chairperson of the Audit Committee and the Audit Committee Financial Expert.

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

As a foreign private issuer we are exempt from certain requirements of the NYSE that are applicable to U.S. listed companies. For a listing and further discussion of how our corporate governance practices differ from those required of U.S. companies listed on the NYSE, please see "Item 16G. Corporate Governance" or visit the corporate governance section of our website at www.frontline.bm.

D.  EMPLOYEES

As of December 31, 2020, we employed approximately 84 people in our offices in Bermuda, London, Glasgow, Oslo and Singapore, compared to 157 employees in 2019 and 145 employees in 2018. We contract with independent ship managers to provide technical management services in respect of our vessels.

E.  SHARE OWNERSHIP

As of February 28, 2021, the beneficial interests of our directors and officers in our ordinary shares were as follows:

Director or Officer	Ordinary shares of $1.00 each	Options to acquire ordinary shares which have vested	Percentage of ordinary shares outstanding
John Fredriksen*	*	198,000	*
James O'Shaughnessy	—	—	—
Tor Svelland	—	—	**
Ola Lorentzon	3,000	21,000	**
Lars H. Barstad	—	—	**
Inger M. Klemp	180,000	120,000	**

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

In July 2016, the Company granted 1,170,000 share options with an exercise price of $8.00 per share, reduced for dividends paid of $2.30 per share up until December 31, 2020, to directors and officers in accordance with the terms of the Frontline Scheme. One third of the options vest over one year, one third vest over two years and one third vest over three years. The options have a five year term. In November 2018, the Company granted an additional 180,000 options, all of which were to employees and none were to directors and officers.

In January 2020, the Company issued 798,000 ordinary shares under its share option scheme to Robert Hvide Macleod, former Chief Executive Officer of Frontline Management AS, at a strike price of $7.30 per share.

Details of options to acquire our ordinary shares by our directors and officers as of March 18, 2021, were as follows:

Director or Officer	Number of options		Exercise price*	Expiration Date
	Total	Vested
John Fredriksen	198,000	198,000	$5.70	July 2021
Ola Lorentzon	21,000	21,000	$5.70	July 2021
Inger M. Klemp	120,000	120,000	$5.70	July 2021

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

The following table presents certain information as of March 18, 2021, regarding the ownership of our ordinary shares with respect to each shareholder whom we know to beneficially own more than 5% of our outstanding ordinary shares.

Owner	Number of shares	%*
Hemen Holding Ltd.	79,145,703	40.0%

*Based on issued share capital of 197,692,321.

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

See "Item 18. Financial Statements".

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

Dividend Policy

In December 2015, our Board approved implementing a dividend policy to distribute quarterly dividends to shareholders equal to or close to earnings per share adjusted for non-cash items. In August 2020, we declared a dividend of $0.50 per share for the second quarter of 2020. In May 2020, we declared a dividend of $0.70 per share in relation to the first quarter of 2020. In February 2020, we declared a dividend of $0.40 per share for the fourth quarter of 2019. In November 2019, we declared a dividend of $0.10 per share for the third quarter of 2019. No dividends were declared in 2018. The timing and amount of dividends, if any, is at the discretion of the Board. We cannot guarantee that our Board will declare dividends in the future.

B. SIGNIFICANT CHANGES

None.

ITEM 9. THE OFFER AND LISTING

The Company's ordinary shares are traded on the NYSE and OSE under the symbol "FRO". As at the date of this Annual Report, the Company had 197,692,321 ordinary shares outstanding.

The NYSE is the Company's "primary listing". As an overseas company with a secondary listing on the OSE, the Company is not required to comply with certain OSE listing rules applicable to companies with a primary listing on the OSE.

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

The Companies Act stipulates that an undischarged bankruptcy of a director (in any country) shall prohibit that director from acting as a director, directly or indirectly, and taking part in or being concerned with the management of a company, except with leave of the court. The Company's bye-laws are more restrictive in that they stipulate that the office of a director shall be vacated upon the happening of any of the following events (in addition to the director's resignation or removal from office by the shareholders):

•If that director becomes of unsound mind or a patient for any purpose of any statute or applicable law relating to mental health and the Board resolves that such director shall be removed from office;

•If that director becomes bankrupt or compounds with his or her creditors;

•If that director is prohibited by law from being a director; or

•If that director ceases to be a director by virtue of the Companies Act (as defined in the bye-laws).

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

•we will not be able to pay our liabilities as they fall due; or

•the realizable value of our assets is less than our liabilities.

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

C. MATERIAL CONTRACTS

SFL

Charter Ancillary Agreements and Amendments

In May 2015, the Company and SFL agreed to amendments to the leases on 12 VLCCs and five Suezmax tankers, the related management agreements and further amendments to the charter ancillary agreements for the remainder of the charter periods. As a result of the amendments to the charter ancillary agreements, which took effect on July 1, 2015, the daily hire payable to SFL was reduced to $20,000 per day and $15,000 per day for VLCCs and Suezmax tankers, respectively. The fee due from SFL for operating costs was increased from $6,500 per day per vessel to $9,000 per day per vessel. In return, the Company issued

11.0 million new shares (as adjusted for the 1-for-5 reverse share split in February 2016) to SFL and the profit share above the new daily hire rates was increased from 25% to 50%. The Company was released from its guarantee obligation and in exchange, FSL, a wholly owned subsidiary of the Company and the chartering counterparty with SFL, has agreed to certain dividend restrictions. In order to make or pay any dividend or other distribution to the Company, FSL shall demonstrate a cash buffer of $2.0 million per vessel both prior to and following such payment, and following payment of the next monthly hire due plus any profit share accrued under the agreement. As at December 31, 2020, the cash held by FSL was $15.6 million (2019: $13.1 million).

As the Merger with Frontline 2012 was accounted for as a reverse business acquisition in which Frontline 2012 is treated as the accounting acquirer, all of the Company's assets and liabilities were recorded at fair value on November 30, 2015 such that estimated profit share over the remaining terms of the leases has been recorded in the balance sheet obligations. Consequently, the Company will only record profit share expense following the Merger when the actual expense is different to that estimated at the date of the Merger. The Company recorded contingent rental expense of $14.6 million in 2020 primarily due to the fact that the actual profit share expenses earned by SFL of $18.7 million was $14.6 million more than the amount accrued in the lease obligation payable when the leases were recorded at fair value at the time of the Merger. The Company recorded contingent rental income of $2.6 million in 2019 primarily due to the fact that the actual profit share expenses earned by SFL of $4.8 million was $2.2 million less than the amount accrued in the lease obligation payable when the leases were recorded at fair value at the time of the Merger

Trafigura transaction

In August 2019, the Company entered into the SPA with Trafigura to acquire 10 Suezmax tankers built in 2019 through the acquisition of a special purpose vehicle which held the vessels, or the Acquisition. The Acquisition has been accounted for as an asset acquisition rather than a business combination as substantially all of the fair value of the gross assets acquired on closing of the Acquisition is concentrated in the value of the vessels, being a group of similar identifiable assets.

The Acquisition consideration under the SPA consisted of (i) 16,035,856 ordinary shares of the Company at an agreed price of $8.00 per share issuable upon signing; and (ii) a cash amount of $538.2 million, payable upon the closing of the Acquisition, which took place on March 16, 2020. Frontline agreed to time charter-in all of the 10 vessels from Trafigura until closing of the Acquisition at a daily rate of approximately $23,000. In addition, the Company agreed to charter-out five of the vessels to Trafigura for a period of three years at a daily base rate of $28,400 plus a 50% profit share. As part of the Acquisition, the Company had options to acquire an additional four Suezmax tankers built in 2019 through the acquisition of a second special purpose vehicle. The Company elected not to exercise the options in September 2019.
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

Application of Section 883

Under the relevant provisions of Section 883, the Company will be exempt from United States federal income taxation on its United States source shipping income if:

•It is organized in a "qualified foreign country" which is one that grants an equivalent exemption from taxation to corporations organized in the United States in respect of the shipping income for which exemption is being claimed under Section 883, and which the Company refers to as the "country of organization requirement"; and

•It can satisfy any one of the following two ownership requirements for more than half the days during the taxable year:

•the Company's stock is "primarily and regularly" traded on an established securities market located in the United States or a qualified foreign country, which the Company refers to as the "Publicly-Traded Test"; or

•more than 50% of the Company's stock, in terms of value, is beneficially owned by any combination of one or more qualified shareholders which, as defined, includes individuals who are residents of a qualified foreign country or foreign corporations that satisfy the country of organization requirement and the Publicly-Traded Test.

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

Under the Treasury Regulations, stock of a foreign corporation is considered "primarily traded" on an established securities market in a country if the number of shares of each class of stock that is traded during the taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country. The Company's ordinary shares were "primarily traded" on the NYSE during the 2020 taxable year.

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

The Company believes that its ordinary shares have satisfied the Listing Threshold, as well as the Trading Frequency Test and Trading Volume Tests, during the 2020 taxable year.

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

During the 2020 taxable year, 5% Shareholders owned less than 50% of the Company's ordinary shares for more than half the number of days in the year. Therefore, the Company was not subject to the 50% Override Rule, and therefore the Company believes that it satisfied the Publicly-Traded Test for the 2020 taxable year.

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

•at least 75% of the Company's gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business), or

•at least 50% of the average value of the assets held by the Company during such taxable year produce, or are held for the production of, passive income.

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

Taxation of United States Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if the Company were to be treated as a PFIC for any taxable year, a United States Holder who does not make either a QEF election or a Mark-to-Market election for that year, who is referred to as a "Non-Electing United States Holder," would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing United States Holder on the ordinary shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing United States Holder in the three preceding taxable years, or, if shorter, the Non-Electing United States Holder's holding period for the ordinary shares), and (2) any gain realized on the sale, exchange or other disposition of the ordinary shares. Under these special rules:

•the excess distribution or gain would be allocated ratably over the Non-Electing United States Holder's aggregate holding period for the ordinary shares;

•the amount allocated to the current taxable year and any taxable years before the Company became a PFIC would be taxed as ordinary income; and

•the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

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

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to a United States Holder and proceeds from the sale or other disposition of the ordinary shares that are paid to a United States Holder within the United States (and in certain cases, outside the United States) will be subject to information reporting requirements. Such payments will generally also be subject to "backup withholding" if paid to a non-corporate United States Holder who:

•fails to provide an accurate taxpayer identification number;

•is notified by the IRS that he has failed to report all interest or dividends required to be shown on his United States federal income tax returns; or

•in certain circumstances, fails to comply with applicable certification requirements.

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

As of December 31, 2020, the Company's outstanding debt which was at variable interest rates, net of the amount subject to interest rate swap agreements, was $1,504.9 million. Based on this, a one percentage point increase in annual LIBOR interest rates would increase its annual interest expense by approximately $15.0 million, excluding the effects of capitalization of interest.

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

Interest Rate Swap Agreements
In February 2013, Frontline 2012 entered into six interest rate swaps with Nordea Bank whereby the floating interest rate on an original principal amount of $260 million of the then anticipated debt on 12 MR product tanker newbuildings was switched to fixed rate. Six of these newbuildings were subsequently financed from the $466.5 million term loan facility. In February 2016, the Company entered into an interest rate swap with DNB whereby the floating interest on notional debt of $150.0 million was switched to fixed rate. In the year ended December 31, 2020, the Company entered into three interest rate swaps with DNB whereby the floating interest rate on notional debt totaling $250.0 million was switched to a fixed rate. In the year ended

December 31, 2020, the Company entered into two interest rate swaps with Nordea Bank whereby the floating interest rate on notional debt of $150.0 million was switched to a fixed rate. The fair value of these swaps at December 31, 2020 was an asset of nil (2019: $0.1 million) and a liability of $19.3 million (2019: $4.3 million). Credit risk exists to the extent that the counterparty is unable to perform under the contracts, but this risk is considered remote as the counterparty is a bank, which participates in the loan facility to which the interest rate swaps are related. The Company recorded a loss on these interest rate swaps of $18.6 million in 2020 (2019: loss of $10.1 million).

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

a)   Disclosure Controls and Procedures

Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this annual report as of December 31, 2020. Based upon that evaluation, the principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective as of the evaluation date.

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

Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
•Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with the authorizations of Company's management and directors; and
•Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

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

Our management with the participation of our principal executive officer and principal financial officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31, 2020. Based upon that evaluation, our management with the participation of our principal executive officer and principal financial officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2020.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2020 has been audited by PricewaterhouseCoopers AS, an independent registered public accounting firm, as stated in their report which appears herein.

c)   Attestation Report of Independent Registered Public Accounting Firm

The independent registered public accounting firm that audited the consolidated financial statements, PricewaterhouseCoopers AS, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2020, appearing under "Item 18. Financial Statements", and such report is incorporated herein by reference.

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

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board has determined that Mr. James O'Shaughnessy is an independent director as determined in accordance with the NYSE's listing standards and audit committee financial expert.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Company's principal accountant for 2020 and 2019 was PricewaterhouseCoopers AS. The following table sets forth for the two most recent fiscal years the fees paid or accrued for audit and services provided by PricewaterhouseCoopers AS to the Company.

(in thousands of $)	2020	2019
Audit Fees (a)	1,223	1,480
Audit-Related Fees (b)	124	—
Tax Fees (c)	46	14
All Other Fees (d)	3	—
Total	1,396	1,494

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

The Company's Board has adopted pre-approval policies and procedures in compliance with paragraph (c) (7)(i) of Rule 2-01 of Regulation S-X that require the Board to approve the appointment of the independent auditor of the Company before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company. All services provided by the principal auditor in 2020 and 2019 were approved by the Board pursuant to the pre-approval policy.

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

ITEM 16G. CORPORATE GOVERNANCE

Pursuant to an exception under the NYSE listing standards available to foreign private issuers, we are not required to comply with all of the corporate governance practices followed by U.S. companies under the NYSE listing standards, which are available at www.nyse.com.  Pursuant to Section 303A.11 of the NYSE Listed Company Manual, we are required to list the significant differences between our corporate governance practices and the NYSE standards applicable to listed U.S. companies. Set forth below is a list of those differences:

•Independence of Directors. The NYSE requires that a U.S. listed company maintain a majority of independent directors. As permitted under Bermuda law and our bye-laws, two members of our Board, Mr. Ola Lorentzon and Mr. James O'Shaughnessy, are independent according to the NYSE's standards for independence applicable to a foreign private issuer.

•Executive Sessions.  The NYSE requires that non-management directors meet regularly in executive sessions without management. We intend to hold executive sessions at which all non-management directors are present at least twice a year. The NYSE also requires that all independent directors meet in an executive session at least once a year. We intend to hold executive sessions at which only independent directors are present at least twice a year.

•Nominating/Corporate Governance Committee.  The NYSE requires that a listed U.S. company have a nominating/corporate governance committee of independent directors and a committee charter specifying the purpose, duties and evaluation procedures of the committee. As permitted under Bermuda law and our bye-laws, we do not currently have a nominating or corporate governance committee.

•Compensation Committee. The NYSE requires U.S. listed companies to have a compensation committee composed entirely of independent directors and a committee charter addressing the purpose, responsibility, rights and performance evaluation of the committee. As permitted under Bermuda law and our bye-laws, we do not currently have a compensation committee and compensation of executive officers is not required to be determined by a committee composed of independent members.

•Audit Committee.  The NYSE requires, among other things, that a listed U.S. company have an audit committee with a minimum of three members, all of whom are independent. Additionally, one member of the audit committee must have accounting or related financial management expertise. As permitted by Rule 10A-3 under the Securities Exchange Act of 1934, our audit committee consists of one independent member of our Board, Mr. James O'Shaughnessy, who is the Audit Committee Financial Expert.

•Shareholder Approval Requirements. The NYSE requires that a listed U.S. company obtain prior shareholder approval for certain issuances of authorized stock or the approval of, and material revisions to, equity compensation plans. As permitted under Bermuda law and our bye-laws, we do not seek shareholder approval prior to issuances of authorized stock but we do seek shareholder approval to equity compensation plans and to material revisions thereof.

•Corporate Governance Guidelines.  The NYSE requires U.S. companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation of the Board. We are not required to adopt such guidelines under Bermuda law and we have not adopted such guidelines.

•Quorum. The NYSE “gives careful consideration” to provisions that fix a quorum for stockholders' meetings that is less than a majority of outstanding shares, but in general, the NYSE has not objected to reasonably lesser quorum requirements in cases where the companies have agreed to make general proxy solicitations for future meetings of shareholders. The Company follows applicable Bermuda laws with respect to quorum requirements. The Company’s quorum requirement is set forth in its bye-laws, which provide that a quorum for the transaction of business at any meeting of shareholders is two or more shareholders either present in person or represented by proxy. If we only have one shareholder, then one shareholder present in person or proxy shall constitute the necessary quorum.

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

Frontline Ltd.
(Registrant)

Date: March 18, 2021	By:	/s/ Inger M. Klemp
	Name:	Inger M. Klemp
	Title:	Principal Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Frontline Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Frontline Ltd. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations, consolidated statements of comprehensive income, consolidated statements of cash flows and consolidated statements of changes in equity for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Changes in Accounting Principles

As discussed in Note 3 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019 and the manner in which it accounts for marketable securities and revenue from contracts with customers in 2018.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15(b) of Frontline Ltd.’s Annual Report on Form 20-F. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Goodwill impairment assessment - control premium

As described in Notes 2 and 4 to the consolidated financial statements, the Company’s goodwill balance was $112.5 million as of December 31, 2020. The Company has one reporting unit for the purpose of assessing potential goodwill impairment and has selected September 30 as its annual goodwill impairment testing date. Goodwill is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. If the fair value of the reporting unit is lower than the book value of its net assets, then an impairment loss is recognized for the difference. Management estimates the fair value of the Company based on its market capitalization plus a control premium and compares this to the carrying value of its net assets. Management performed its annual impairment test as of September 30, 2020. At December 31, 2020, the Company's share price had fallen from its September 30 share price and as such, management performed an additional impairment test. Management concluded that no impairment was required following these impairment tests. In determining the Company’s control premium, management reviewed 12 months year-to-date merger transactions in North America with values above $25.0 million, global deals between public companies above $100.0 million in the last three years and global marine transport sector transactions above $100.0 million in the last five years.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment - control premium is a critical audit matter are that there was significant judgment by management when estimating the control premium used in determining the fair value of the Company. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence obtained related to significant assumptions in management’s control premium used. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls over management's goodwill impairment assessment, including controls over the estimation of the control premium. These procedures also included, among others, testing management’s process for estimating the control premium; testing the completeness and accuracy of underlying data used in the estimate of the control premium; and evaluating the significant assumptions used by management in developing the control premium estimate, including data from historical merger transactions. Evaluating management’s significant assumptions related to the control premium involved i) developing our independent expectation of the control premium and ii) evaluating whether the assumptions used by management were reasonable considering the underlying external market and industry data used to develop the control premium. Professionals with specialized skills and knowledge were used to assist in the evaluation of management’s control premium assumption.

Impairment assessment for long-lived assets held and used

As described in Notes 2, 17, 18 and 19 to the consolidated financial statements, the Company’s newbuildings, vessels and equipment, net, and vessels and equipment under finance lease, net, were $48.5 million, $3,307.1 million and $53.5 million, respectively, as of December 31, 2020, collectively “long-lived assets held and used by the Company.” The carrying amounts of long-lived assets held and used by the Company are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not be fully recoverable. Management assesses recoverability of the carrying value of each asset or newbuildings on an individual basis by estimating the future undiscounted cash flows expected to result from the asset. In developing estimates of future undiscounted cash flows, management must make significant judgments and assumptions related to estimates of future charter rates. Management takes into consideration rates currently in effect for existing time charters and estimated daily time charter equivalent rates for each vessel class for the unfixed days over the estimated remaining lives of each of the vessels. The estimated daily time charter equivalent rates used for unfixed days are based on a combination of internally developed forecasts and trailing seven years historical average rates. As at December 31, 2020, management determined that, on an undiscounted basis, expected cash flows exceeded the carrying value for each of the individual assets, and no impairment was indicated.

The principal considerations for our determination that performing procedures relating to the impairment assessment for long-lived assets held and used by the Company is a critical audit matter are the significant judgment by management in estimating future charter rates. This in turn led to a high degree of auditor judgment, effort and subjectivity in performing procedures to evaluate the assumptions used by management.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls related to management’s impairment assessment for long-lived assets held and used by the Company including controls over the estimation of future undiscounted cash flows. These procedures also included, among others, testing management’s process for developing future undiscounted cash flows; evaluating the appropriateness of the undiscounted cash flow model; testing the completeness and accuracy of underlying data used in the model; and evaluating the significant assumptions used by management, including the estimates of future charter rates. Evaluating management’s assumptions related to the future charter rates involved evaluating whether the assumptions used by management were reasonable considering (i) the consistency with external market and industry data and (ii) whether the assumptions were consistent with evidence obtained in other areas of the audit.

/s/ PricewaterhouseCoopers AS

Oslo, Norway
March 18, 2021

We have served as the Company’s auditor since 2012.

Frontline Ltd.
Consolidated Statements of Operations for the years ended December 31, 2020, 2019 and 2018
(in thousands of $, except per share data)

	2020	2019	2018
Operating revenues
Voyage charter revenues	1,013,068	887,495	690,901
Time charter revenues	185,788	35,433	26,067
Finance lease interest income	—	690	1,293
Other income	22,331	33,704	24,005
Total operating revenues	1,221,187	957,322	742,266
Other operating gains	29,902	3,422	10,206
Operating expenses
Voyage expenses and commission	353,098	395,482	377,772
Contingent rental (income) expense	14,568	(2,607)	(19,738)
Ship operating expenses	183,063	157,007	130,623
Charter hire expenses	9,557	8,471	21,244
Administrative expenses	44,238	45,019	37,294
Depreciation	138,770	117,850	122,566
Total operating expenses	743,294	721,222	669,761
Net operating income	507,795	239,522	82,711
Other income (expenses)
Interest income	705	1,506	843
Interest expense	(72,160)	(94,461)	(93,275)
Unrealized gain (loss) on marketable securities	(2,491)	1,737	(3,526)
Gain on sale of shares	—	—	1,026
Share of results of associated company	(4,424)	1,681	246
Foreign currency exchange gain (loss)	2,035	(26)	(869)
Gain (loss) on derivatives	(18,577)	(10,069)	4,256
Other non-operating items, net	109	403	506
Net other expenses	(94,803)	(99,229)	(90,793)
Net income (loss) before income taxes and non-controlling interest	412,992	140,293	(8,082)
Income tax benefit (expense)	14	(307)	(316)
Net income (loss)	413,006	139,986	(8,398)
Net income attributable to non-controlling interest	(131)	(14)	(482)
Net income (loss) attributable to the Company	412,875	139,972	(8,880)

Basic earnings (loss) per share attributable to the Company	$2.11	$0.81	$(0.05)
Diluted earnings (loss) per share attributable to the Company	$2.09	$0.78	$(0.05)

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline Ltd.
Consolidated Statements of Comprehensive Income for the years ended December 31, 2020, 2019 and 2018
(in thousands of $)

	2020	2019	2018
Comprehensive income
Net income (loss)	413,006	139,986	(8,398)
Foreign currency translation gain (loss)	(130)	106	893
Other comprehensive income (loss)	(130)	106	893
Comprehensive income (loss)	412,876	140,092	(7,505)

Comprehensive income attributable to non-controlling interest	131	14	482
Comprehensive income (loss) attributable to the Company	412,745	140,078	(7,987)
Comprehensive income (loss)	412,876	140,092	(7,505)

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline Ltd.
Consolidated Balance Sheets as of December 31, 2020 and 2019
(in thousands of $)

	2020	2019
ASSETS
Current Assets
Cash and cash equivalents	174,721	174,223
Restricted cash	14,928	3,153
Marketable securities	2,639	3,642
Marketable securities pledged to creditors	5,835	7,323
Trade accounts receivable, net	40,974	63,245
Related party receivables	13,255	15,581
Other receivables	22,950	25,468
Inventories	57,858	66,664
Voyages in progress	34,705	71,339
Prepaid expenses and accrued income	7,725	11,167
Current portion of investment in finance lease	—	157
Other current assets	2,729	6,526
Total current assets	378,319	448,488
Long-term assets
Newbuildings	48,498	46,068
Vessels and equipment, net	3,307,144	2,579,905
Vessels and equipment under finance leases, net	53,518	418,390
Right-of-use assets under operating leases	8,426	12,058
Investment in finance lease	—	10,822
Goodwill	112,452	112,452
Derivative instruments receivable	—	148
Investment in associated company	1,279	4,927
Loan notes receivable	1,388	—
Prepaid consideration	—	55,287
Other long-term assets	7,197	9,273
Total assets	3,918,221	3,697,818
LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	167,082	438,962
Current portion of obligations under finance leases	7,810	283,463
Current portion of obligations under operating leases	4,548	4,916
Related party payables	19,853	20,186
Trade accounts payable	7,860	13,042
Accrued expenses	42,529	75,745
Derivative instruments payable	19,261	4,264
Other current liabilities	12,418	7,545
Total current liabilities	281,361	848,123
Long-term liabilities
Long-term debt	1,968,924	1,254,417
Obligations under finance leases	48,467	76,447
Obligations under operating leases	4,177	7,561

Other long-term liabilities	3,739	1,062
Total liabilities	2,306,668	2,187,610
Commitments and contingencies
Equity
Share capital (197,692,321 shares. 2019: 196,894,321 shares. All shares are issued and outstanding at par value $1.00 per share)	197,692	196,894
Additional paid in capital	402,021	397,210
Contributed surplus	1,004,094	1,070,688
Accumulated other comprehensive income	200	330
Retained earnings (deficit)	8,018	(155,146)
Total equity attributable to the Company	1,612,025	1,509,976
Non-controlling interest	(472)	232
Total equity	1,611,553	1,510,208
Total liabilities and equity	3,918,221	3,697,818

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline Ltd.
Consolidated Statements of Cash Flows for the years ended December 31, 2020, 2019 and 2018
(in thousands of $)

	2020	2019	2018
Net income (loss)	413,006	139,986	(8,398)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	138,770	117,850	122,566
Amortization of deferred charges	5,624	4,646	2,472
Other operating gains	(19,763)	—	(10,308)
Gain on sale of shares	—	—	(1,026)
Amortization of acquired time charters	(4,022)	—	—
Contingent rental (income) expense	14,568	(2,607)	(21,273)
Finance lease payments received	438	15,149	—
Gain on sale of subsidiary	(6,928)	—	—
Unrealized (gain) loss on marketable securities	2,491	(1,737)	3,526
Share of results from associated company	4,424	(1,681)	(246)
Gain (loss) on derivatives	15,145	11,757	(3,190)
Other, net	(4,605)	756	743
Changes in operating assets and liabilities, net of acquisition:
Trade accounts receivable	21,990	(13,608)	(133)
Other receivables	5,989	(8,400)	227
Inventories	7,221	2,102	(7,323)
Voyages in progress	36,634	(11,902)	(41,486)
Prepaid expenses and accrued income	3,332	(3,364)	(1,633)
Other current assets	3,801	6,006	(2,349)
Trade accounts payable	(3,841)	(9,171)	10,403
Accrued expenses	(35,201)	36,342	(1,177)
Related party balances	(6,587)	(5,388)	6,990
Other current liabilities	8,901	3,641	(2,163)
Other	2,671	(190)	(51)
Net cash provided by operating activities	604,058	280,187	46,171
Investing activities
Additions to newbuildings, vessels and equipment	(190,568)	(195,972)	(216,310)
Net proceeds from sale of vessel	24,738	—	—
Investment in associated company	(750)	—	(6,000)
Net cash outflow on sale of subsidiary	(14,140)	—	—
Cash outflow on issuance of loan to associated company	(1,500)	—	—
Cash inflow on repayment of loan to associated company	—	3,000	—
Finance lease payments received	—	—	5,336
Net proceeds from sale of shares	—	—	17,757
Trafigura asset acquisition	(533,748)	2,401
Net cash used in investing activities	(715,968)	(190,571)	(199,217)
Financing activities
Net proceeds from issuance of shares	5,825	98,415	85
Proceeds from issuance of debt	1,376,997	146,007	298,871
Repayment of debt	(921,751)	(185,262)	(172,412)

Repayment of obligations under finance leases	(11,214)	(15,228)	(10,094)
Lease termination compensation receipt	3,186	—	—
Purchase of shares from non-controlling interest	—	(269)
Debt fees paid	(16,471)	(4,119)	—
Cash dividends paid	(312,389)	(19,688)	(386)
Net cash provided by financing activities	124,183	19,856	116,064
Net change in cash, cash equivalents and restricted cash	12,273	109,472	(36,982)
Cash, cash equivalents and restricted cash at beginning of year	177,376	67,904	104,886
Cash, cash equivalents and restricted cash at end of year	189,649	177,376	67,904

Supplemental disclosure of cash flow information:
Interest paid, net of interest capitalized	67,861	90,602	80,887
Income taxes paid	27	324	329

Details of non-cash investing and financing activities are given in Note 30.

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline Ltd.
Consolidated Statements of Changes in Equity for the years ended December 31, 2020, 2019 and 2018
(in thousands of $, except number of shares)

	2020	2019	2018
Number of shares outstanding
Balance at the beginning of the year	196,894,321	169,821,192	169,809,324
Shares issued on exercise of options	798,000	—	—
Shares issued under ATM program	—	11,037,273	11,868
Shares issued as consideration for Trafigura acquisition	—	16,035,856	—
Balance at the end of the year	197,692,321	196,894,321	169,821,192

Share capital
Balance at the beginning of the year	196,894	169,821	169,809
Shares issued on exercise of options	798	—	—
Shares issued under ATM program	—	11,037	12
Shares issued as consideration for Trafigura acquisition	—	16,036	—
Balance at the end of the year	197,692	196,894	169,821

Additional paid in capital
Balance at the beginning of year	397,210	198,497	197,399
Stock compensation expense	(216)	438	1,025
Adjustment on repurchase of non-controlling interest	—	(70)	—
Shares issued on exercise of options	5,027	—	—
Shares issued under ATM program	—	87,378	73
Shares issued as consideration for Trafigura acquisition	—	110,967	—
Balance at the end of year	402,021	397,210	198,497

Contributed surplus
Balance at the beginning of year	1,070,688	1,090,376	1,090,376
Cash dividends	(66,594)	(19,688)	—
Balance at the end of year	1,004,094	1,070,688	1,090,376

Accumulated other comprehensive income
Balance at the beginning of year	330	224	2,227
Other comprehensive income (loss)	(130)	106	893
Change in accounting policy: Marketable securities	—	—	(2,896)
Balance at the end of year	200	330	224

Retained earnings (deficit)
Balance at the beginning of year	(155,146)	(295,118)	(272,503)
Net income (loss)	412,875	139,972	(8,880)
Change in accounting policy: ASC 606/340	—	—	(16,631)
Change in accounting policy: Marketable securities	—	—	2,896
Cash dividends	(249,711)	—	—
Balance at the end of year	8,018	(155,146)	(295,118)

Total equity attributable to the Company	1,612,025	1,509,976	1,163,800

Non-controlling interest
Balance at the beginning of year	232	417	321
Adjustment on sale of subsidiary	(835)	—	—
Net income	131	14	482
Adjustment on repurchase of non-controlling interest	—	(199)	—

Dividend paid to non-controlling interest	—	—	(386)
Balance at the end of year	(472)	232	417

Total equity	1,611,553	1,510,208	1,164,217

See accompanying Notes that are an integral part of these Consolidated Financial Statements

Frontline Ltd.
Notes to the Consolidated Financial Statements

1.	ORGANIZATION AND BUSINESS

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

Business

The Company operates oil tankers of two sizes: VLCCs, which are between 200,000 and 320,000 dwt, and Suezmax tankers, which are vessels between 120,000 and 170,000 dwt, and operates LR2/Aframax tankers, which are clean product tankers, and range in size from 110,000 to 115,000 dwt. The Company operates through subsidiaries located in Bermuda, Liberia, the Marshall Islands, Norway, the United Kingdom and Singapore. The Company is also involved in the charter, purchase and sale of vessels.

As of December 31, 2020, the Company's fleet consisted of 68 vessels, with an aggregate capacity of approximately 12.5 million DWT. The Company's fleet consisted of:

(i)60 vessels owned by the Company (15 VLCCs, 27 Suezmax tankers and 18 LR2/Aframax tankers),
(ii)two VLCCs that are under finance leases,
(iii)two VLCCs chartered-in from an unrelated third party, and
(iv)four vessels that are under the Company's commercial management (two Suezmax tankers and two Aframax oil tankers).

Furthermore, as of December 31, 2020, the Company’s newbuilding program comprised four LR2 tankers. One LR2 tanker was delivered in March 2021, one LR2 tanker is expected to be delivered in April 2021, and two LR2 tankers are expected to be delivered in September 2021.

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

Use of estimates
The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions impact, among others, the following: the fair value of the Company used in the goodwill impairment test, vessels and obligations under finance leases, the amount of uncollectible accounts and accounts receivable, the amount to be paid for certain liabilities, including contingent liabilities, the amount of costs to be capitalized in connection with the construction of our newbuildings and the lives of our vessels. Actual results could differ from those estimates.

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

The fair value of vessels acquired are valued based on valuations from ship broker companies. The brokers assess each vessel based on, among others, age, yard, deadweight capacity and compare this to market transactions. Time charter contracts acquired are fair valued using an 'excess earnings' technique whereby the terms of the contract are assessed relative to current market conditions and they are recorded at the sum of the incremental or decremental cash flows arising over the life of the contracts.

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
•The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.
•The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.
•The lease term is for the major part of the remaining economic life of the underlying asset. However, if the commencement date falls at or near the end of the economic life of the underlying asset, this criterion shall not be used for purposes of classifying the lease.
•The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset.
•The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

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

Two (2019: three) of the Company's finance leases were acquired as a result of the Merger and contain a profit share (contingent rental expense), which was reflected in the fair valuation of the obligations under finance lease at the date of the Merger. Any variations in the estimated profit share expense as compared to actual profit share expense incurred is accounted for as contingent rental income or expense and is recorded in the Consolidated Statement of Operations in the period in which it becomes realizable.

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

The Company adopted ASU 2017-04 (ASC 350 Intangibles - Goodwill) at January 1, 2020, which simplified the test for goodwill impairment. Subsequent to the adoption of the accounting update, impairment of goodwill in excess of amounts allocable to identifiable assets and liabilities is determined using a one-step approach, based on a comparison of the fair value of the reporting unit to the book value of its net assets; if the fair value of the reporting unit is lower than the book value of its net assets, then an impairment loss is recognized for the difference. Prior to the adoption of this codification, impairment of goodwill in excess of amounts allocable to identifiable assets and liabilities was determined using a two-step approach, initially based on a comparison of the fair value of the reporting unit to the book value of its net assets; if the fair value of the reporting unit was lower than the book value of its net assets, then the second step compared the implied fair value of the Company's goodwill with its carrying value to measure the amount of the impairment. We estimate the fair value of the Company based on its market capitalization plus a control premium and compare this to the carrying value of its net assets. Control premium assumptions require judgment and actual results may differ from assumed or estimated amounts.

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

Deferred charges
Loan costs, including debt arrangement fees, are capitalized and amortized on a straight-line basis over the term of the relevant loan. The straight line basis of amortization approximates the effective interest method. Amortization of loan costs is included in interest expense. If a loan is repaid early, any unamortized portion of the related deferred charges is charged against income in the period in which the loan is repaid. Debt modifications are accounted for prospectively and any applicable new loan costs are deferred and amortized together with the existing unamortized deferred charges as of the date of the modification. Unamortized deferred charges related to debt extinguishments are written off as of the date of the extinguishment. The Company has recorded debt issuance costs (i.e. deferred charges) as a direct deduction from the carrying amount of the related debt.

Trade accounts receivable
Trade and other receivables are presented net of allowances for credit losses and doubtful amounts. The Company assesses allowances for its estimate of expected credit losses based on historical experience, other currently available evidence, and reasonable and supportable forecasts about the future, including the use of credit default ratings from third party providers of credit rating data. The Company assesses credit risk in relation to its non-operating lease receivables using a portfolio approach. The Company's main portfolio segments include (i) state-owned enterprises, (ii) oil majors, (iii) commodities traders and (iv) related parties. In addition, the Company performs individual assessments for customers that do not share risk characteristics with other customers (for example a customer under bankruptcy or a customer with known disputes or collectability issues). The Company makes significant judgements and assumptions to estimate its expected losses.

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

Our shipping revenues are primarily generated from time charters and voyage charters. In a time charter voyage, the vessel is hired by the charterer for a specified period of time in exchange for consideration which is based on a daily hire rate. Generally, the charterer has the discretion over the ports visited, shipping routes and vessel speed. The contract/charter party generally provides typical warranties regarding the speed and performance of the vessel. The charter party generally has some owner protective restrictions such that the vessel is sent only to safe ports by the charterer and carries only lawful or non hazardous cargo. In a time charter contract, we are responsible for all the costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubes. The charterer bears the voyage related costs such as bunker expenses, port charges, and canal tolls during the hire period. The performance obligations in a time charter contract are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to us. The charterer generally pays the charter hire in advance of the upcoming contract period. Time charter contracts, bareboat charter contracts and the lease component in those voyage charter contracts which we consider to be leases were accounted for under ASC 840 Leases up until December 31, 2018 and under ASC 842 Leases thereafter, and revenues are recorded over the term of the charter as a service is provided. When a time charter contract is linked to an index, we recognize revenue for the applicable period based on the actual index for that period.

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

Voyage and other contracts not qualifying as leases are accounted for under the provisions of ASC 606. The Company has determined that its voyage charter contracts that qualify for accounting under ASC 606 consist of a single performance obligation of transporting the cargo within a specified time period. Therefore, the performance obligation is met evenly as the voyage progresses, and the revenue is recognized on a straight line basis over the voyage days from the commencement of loading to completion of discharge. Contract assets with regards to voyage revenues are reported as "Voyages in progress" as the performance obligation is satisfied over time. Voyage revenues typically become billable and due for payment on completion of the voyage and discharge of the cargo, at which point the receivable is recognized as "Trade accounts receivable, net".

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

Other operating gains (losses)
Other operating gains (losses) relate to (i) gains and losses on the termination of finance leases before the expiration of the lease term, which are accounted for by removing the carrying value of the asset and obligation, with a gain or loss recognized for the difference. Gains and losses on the termination of leases are accounted for when the lease is terminated and the vessel is redelivered to the owners, (ii) gains and losses on the sale of vessels, which are recognized when the vessel has been delivered and all risks have been transferred and are determined by comparing the proceeds received with the carrying value of the vessel, (iii) gains and losses on the sale of subsidiary companies, which are recognized when the Company ceases to have a controlling financial interest of the subsidiary, (iv) gains or losses from pooling and other revenue sharing arrangements where the Company is considered the principal under the charter parties and records voyage revenues and costs gross, with the adjustments required as a result of the revenue sharing arrangement being recognized as other operating gains or losses and (v) cash inflows in relation to settlements of claims.

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

ASU 2020-04 (ASC 848 Reference Rate Reform)
In March 2020, the FASB issued ASU 2020-04 (ASC 848 Reference Rate Reform), which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. In January 2021, the FASB issued ASU 2021-01, which clarified the scope of Topic 848 in relation to derivative instruments and contract modifications. The amendments in these updates are elective and apply to all entities, subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The amendments in these updates are effective for all entities as of March 12, 2020 through December 31, 2022. The Company has determined that reference rate reforms will primarily impact its floating rate debt facilities and the interest rate derivatives to which it is a party. We expect to take advantage of the expedients and exceptions for applying GAAP provided by the updates when reference rates currently in use are discontinued and replaced with alternative reference rates.

Accounting Standards Updates, recently adopted

ASU 2016-13 (ASC 326 Financial Instruments - Credit losses)
The Company has adopted this update effective January 1, 2020 using the modified retrospective transition approach. The new standard introduces an approach, based on expected losses, to estimate credit losses on certain types of financial instruments and modifies the impairment model for available-for-sale debt securities. In May 2019, the FASB issued ASU No. 2019-05 Codification improvements to Financial instruments-Credit Losses, (Topic 326), which provides an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. In April 2019, the FASB issued ASU No. 2019-04, Codification improvements to Financial instruments-Credit Losses, (Topic 326), which includes amendments related to the estimate of equity method losses. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments-Credit Losses, which clarifies that receivables arising from operating leases are not within the scope of Subtopic 326-20. Instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases. The Company assesses allowances for its estimate of expected credit losses based on historical experience, other currently available evidence, and reasonable and supportable forecasts about the future, including the use of credit default ratings from third party providers of credit rating data. The Company assesses credit risk in relation to its non-operating lease receivables using a portfolio approach. The Company's main portfolio segments include (i) state-owned enterprises, (ii) oil majors, (iii) commodities traders and (iv) related parties. In addition, the Company performs individual assessments for customers that do not share risk characteristics with other customers (for example a customer under bankruptcy or a customer with known disputes or collectability issues). The Company makes significant judgements and assumptions to estimate its expected losses. Based on the Company's evaluation, these standard updates have not materially impacted its Consolidated Financial Statements on adoption or as of December 31, 2020 and the year then ended.

ASU 2017-04 (ASC 350 Intangibles - Goodwill)
The Company has adopted this update effective January 1, 2020, which simplifies the test for goodwill impairment. The accounting update eliminates Step 2 from the goodwill impairment test. In computing the implied fair value of goodwill under Step 2, an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities (including unrecognized assets and liabilities) following the procedure that would be required in determining the fair value of the assets acquired and liabilities assumed in a business combination. Instead, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value, however the loss recognized should not exceed the total amount of goodwill allocated to the reporting unit. The Company will apply the one step approach in our quantitative impairment assessments henceforth which may result in the recognition of impairment losses sooner as compared to the two-step impairment test. There has been no impact of this accounting standard on the Company’s Consolidated Financial Statements on adoption or as of December 31, 2020 and the year then ended.

ASU 2018-13 (ASC 820 Fair Value Measurement)
The Company has adopted this update effective January 1, 2020, which removes, modifies and adds specific disclosure requirements in relation to fair value measurement with the aim of improving the effectiveness of disclosures to the financial statements. The standard update did not materially impact the Consolidated Financial Statements on adoption or as of December 31, 2020 and the year then ended.

ASU 2018-18 (ASC 808 Collaborative Arrangements)
The Company has adopted this update effective January 1, 2020, which provides clarity on when transactions between entities in a collaborative arrangement should be accounted for under the new revenue standard, ASC 606. In determining whether transactions in collaborative arrangements should be accounted under the revenue standard, the update specifies that entities shall apply unit of account guidance to identify distinct goods or services and whether such goods and services are separately identifiable from other promises in the contract. The accounting update also precludes entities from presenting transactions with a collaborative partner which are not in scope of the new revenue standard together with revenue from contracts with customers. The standard update did not materially impact the Consolidated Financial Statements on adoption or as of December 31, 2020 and the year then ended.

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

Upon adoption of ASC 842, the Company has recognized right-of-use assets and corresponding lease liabilities of $18.5 million on the balance sheet in relation to our operating leases, which have then been amortized during the year ended December 31, 2019. The implementation of this standard has not caused a material change in the Company's operating expenses in the fiscal year 2019. For arrangements where we are the lessor, the adoption of the new lease standard has not had a material impact on our Consolidated Financial Statements.

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

ASU 2014-09 (ASC 606 Revenue from Contracts with Customers)
In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, or ASC 606, which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. We adopted the provisions of ASC 606 on January 1, 2018 using the modified retrospective approach. As such, the comparative information has not been restated and continues to be reported under the accounting standards in effect for periods prior to January 1, 2018. Under the modified retrospective approach, we recognized the cumulative effect of adopting this standard as a net adjustment amounting to $16.6 million to increase the opening balance of Accumulated Deficit as of January 1, 2018.

ASC 606 has been applied to those contracts that were not completed at the date of initial application. The cumulative effect of the adjustments made to our Consolidated Financial Statements at January 1, 2018 from the adoption of ASC 606 was as follows:

Consolidated Balance Sheet

(in thousands of $)	December 31, 2017	Adjustments for ASC 606	January 1, 2018
Assets
Voyages in progress	38,254	(20,303)	17,951
Other current assets	13	3,071	3,084
Liabilities
Accrued expenses	38,809	(601)	38,208
Equity
Accumulated deficit	(272,503)	(16,631)	(289,134)

The impact of the adoption of ASC 606 on our consolidated balance sheets, consolidated income statements of operations and consolidated statements of cash flow for 2018 were as follows:

Consolidated Balance Sheet

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

ASU 2016-01 (Financial instruments)
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

ASU 2016-15 Statement of cash flows (Topic 230)
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

• Nature of distribution approach - distributions received should be classified based on the nature of the activity of the investee that generated the distribution as either a return of investments (cash inflow from investing activity) or a return on investment (cash inflow from operating activities)

The amendments in this Update were applied using a retrospective transition method to each period presented. The adoption of this update, on January 1, 2018, did not have a significant impact on these consolidated financial statements.

ASU 2016-16 Statement of cash flows (Topic 230)
In November 2016, the FASB issued ASU No. 2016-18, Statement of cash flows (Topic 230): Restricted Cash. The new standard requires that the statement of cash flows explains the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The amendments in this Update were applied using a retrospective transition method to each period presented. As a result of the adoption of the standard, we have classified restricted cash as a component of cash, cash equivalents and restricted cash in the consolidated statements of cash flows for all periods presented. In the beginning of period 2018 balance, restricted cash of $1.4 million has been aggregated with cash and cash equivalents in the beginning of period line item at the bottom of the statements of cash flows for the period presented. The adoption of this Update, on January 1, 2018, did not have a significant impact on these consolidated financial statements.

ASU 2017-09 Compensation-Stock Compensation (Topic 718)
In May 2017, the FASB issued ASU 2017-09, Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting. The update provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. The amendments in this Update did not have a material impact on our consolidated financial statements and related disclosures upon adoption, on January 1, 2018.

4.	GOODWILL

(in thousands of $)	Goodwill	Accumulated impairment losses	Net carrying value
Balance as of December 31, 2018	225,273	(112,821)	112,452
Balance as of December 31, 2019	225,273	(112,821)	112,452
Balance as of December 31, 2020	225,273	(112,821)	112,452

On the date of the Merger the share price of Frontline Ltd. was $15.15, adjusted for the 1-for-5 reverse share split in February 2016, and the Company recorded goodwill of $225.3 million. An impairment loss of $112.8 million was recognized in the year ended December 31, 2017. The Company has one reporting unit for the purpose of assessing potential goodwill impairment and has selected September 30 as its annual goodwill impairment testing date.

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

During the year ended December 31, 2020, the Company elected to bypass the qualitative assessment and proceeded directly to performing the quantitative impairment assessment. The Company performed its annual impairment test as of September 30, 2020 and concluded that there was no requirement for an impairment. At December 31, 2020, the Company's share price had fallen from its September 30 share price and as such, the Company performed an additional impairment analysis. The Company concluded that no impairment was required following these impairment tests.

5.	TRAFIGURA TRANSACTION

In August 2019, the Company entered into a sale and purchase agreement, or SPA, with Trafigura to acquire 10 Suezmax tankers built in 2019 through the acquisition of a special purpose vehicle which held the vessels, or the Acquisition. The Acquisition has been accounted for as an asset acquisition rather than a business combination as substantially all of the fair value of the gross assets acquired on closing of the Acquisition is concentrated in the value of the vessels, being a group of similar identifiable assets.

The Acquisition consideration under the SPA consisted of (i) 16,035,856 ordinary shares of Frontline at an agreed price of $8.00 per share issuable upon signing; and (ii) a cash amount of $538.2 million, payable upon the closing of the Acquisition, which took place on March 16, 2020. The 16,035,856 shares issued to Trafigura as consideration as part of the Acquisition were legally issued and outstanding as of the grant date on August 23, 2019 and were therefore included in share capital from this date. Trafigura was the beneficial owner of the shares, was entitled to exercise voting rights, and was also eligible for any dividends if-and-when declared. Frontline agreed to time charter-in all the 10 vessels from Trafigura until closing of the Acquisition at a daily rate of approximately $23,000. In addition, Frontline agreed to charter-out five of the vessels to Trafigura for a period of three years at a daily base rate of $28,400 plus a 50% profit share.

Upon commencement of the charters for the five vessels which the Company did not charter back to Trafigura, the Company concluded that the charter-in constituted a finance lease, due to the obligation to purchase the underlying asset, and recognized a right-of-use asset and finance lease obligation until closing of the Acquisition. The lease obligation for these vessels on signing of the agreement includes the scheduled charter payments and the cash amount to be paid on closing of $269.2 million, discounted using the rate implicit in the lease. On issuance of the shares on August 23, 2019, the Company initially recorded a prepayment of $63.5 million, based on the grant date fair value of the shares of $7.92 per share, which was subsequently adjusted to the right-of-use asset on commencement of the leases. The Company recognized a right-of-use asset of $336.0 million and a finance lease obligation of $272.0 million in respect of these vessels as of December 31, 2019. Depreciation of $6.3 million (2020: $2.5 million, 2019: $3.8 million) and finance lease interest expense of $6.1 million (2020: $2.4 million, 2019: $3.7 million) has been recognized up until March 16, 2020 in relation to these vessels. The weighted average discount rate for these finance leases was 4.36%. On closing of the Acquisition, the lease and purchase obligations were settled, and the right-of-use assets were transferred to vessels and equipment.

For the five vessels chartered back to Trafigura, the Company determined that the charter-in of the vessels did not commence until closing of the Acquisition, as control of the right-of-use asset did not transfer to Frontline until then as a result of the lease back to Trafigura. The Company allocated 8,017,928 of the shares issued to the purchase consideration for these vessels, which was recognized as prepaid acquisition cost. The grant date fair value of these shares was $63.5 million, based on a share price of $7.92. In addition, the Company committed to pay a cash amount of $269.0 million on closing of the Acquisition. The net difference between the cash amounts paid and received on the charter-in and charter-out of these vessels has been treated as a reduction of the transaction price for all of the vessels. Accordingly, $17.0 million of receipts, net of payments, including profit share due under the charter-out with Trafigura, has not been recognized in net income and has been treated as a reduction of the Acquisition cost of all of the vessels. Of this amount, $13.9 million (2020: $5.7 million, 2019: $8.2 million) has been offset against prepaid consideration and $3.1 million (2020: $1.4 million, 2019: $1.7 million) has been recorded under the finance lease obligations. On closing of the Acquisition, the purchase obligations were settled and the vessels were recognized on the balance sheet. In addition, the Company assessed that part of the consideration should be allocated to the time charters attached to the vessels as a result of the movement in the market value of these charters since signing of the SPA and up until the date of closing.

On closing of the Acquisition, the total fair value of the consideration comprised primarily of (i) the 16,035,856 shares issued on signing of the SPA and measured at the grant date fair value of $127.0 million, (ii) the cash amount payable upon closing of $538.2 million and (iii) a reduction in purchase consideration of $13.9 million related to the net difference between the cash amounts paid and received on the charter-in and charter-out of the vessels to Trafigura, along with the associated profit share. The Company has allocated the fair value of the consideration proportionately to the vessels and the time charters that have been treated as acquired on the date of closing. As such, $11.9 million of the combined fair value of the consideration was recognized within other current and long-term liabilities in relation to the time charters, and the vessels were recorded at a combined fair value of $663.7 million at the date of closing. In the year ended December 31, 2020, the Company has recorded amortization of $4.0 million of the fair value of the acquired time charters in the consolidated statement of operations.

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

No customers in the year ended December 31, 2020, individually accounted for 10% or more of the Company's consolidated operating revenues.

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

United States
For the year ended December 31, 2020, the Company did not accrue U.S. income taxes as the Company is not engaged in a U.S. trade or business and is exempted from a gross basis tax under Section 883 of the U.S. Internal Revenue Code.

Under Section 863(c)(2)(A) of the Internal Revenue Code, 50% of all transportation revenue attributable to transportation which begins or ends in the United States shall be treated as from sources within the United States where no Section 883 exemption is available. Such revenue is subject to 4% tax. No revenue tax has been recorded in voyage expenses and commissions in the year ended December 31, 2020 (2019: nil, 2018: nil).

Other Jurisdictions
Certain of the Company's subsidiaries in Singapore, Norway and the United Kingdom are subject to income tax in their respective jurisdictions. The tax paid by subsidiaries of the Company that are subject to income tax is not material to our consolidated financial statements and related disclosures.

The Company does not have any unrecognized tax benefits, material accrued interest or penalties relating to income taxes.

8.	EARNINGS PER SHARE

The computation of basic earnings per share is based on the weighted average number of shares outstanding during the year and net income attributable to the Company. The impact of stock options using the treasury stock method was dilutive in 2020 and 2019 as the exercise price was lower than the average share price and therefore 129,000 and 141,000 options were included in the denominator, respectively. The impact of stock options using the treasury stock method was anti-dilutive in 2018 as the exercise price was higher than the average share price and, therefore 1,317,000 options were excluded from the denominator in the calculation for 2018.

The 16,035,856 shares issued to Trafigura as consideration as part of the Acquisition were legally issued and outstanding as of the grant date on August 23, 2019 and were therefore included in share capital from this date. Trafigura was the beneficial owner of the shares, was entitled to exercise voting rights, and was also eligible for any dividends if-and-when declared. ASC

260 defines issued shares that are held in escrow and all or part must be returned if specified conditions are not met as "contingently returnable". The shares issued as part of the Acquisition were treated as contingently returnable shares for the purpose of calculating earnings per share as they were held in escrow until such date after November 30, 2019 that Trafigura wished to dispose of such shares, in which case they could be removed from escrow and sold, with the proceeds being placed in a cash escrow account until closing of the Acquisition. Shares not disposed of prior to closing of the Acquisition remained in the escrow account until the closing of the Acquisition which took place on March 16, 2020. In the year ended December 31, 2020, 2,041,795 shares were treated as contingently returnable and have been excluded from the denominator in the calculation of basic earnings per share and included in the denominator in the calculation of diluted earnings per share until the closing date. Following the closing of the Acquisition on March 16, 2020, all shares have been released from the escrow account and are included in the weighted average number of ordinary shares from the date of release from that account as they are no longer contingently returnable.

The components of the numerator and the denominator in the calculation of basic and diluted earnings per share are as follows:

(in thousands of $)	2020	2019	2018
Net income (loss) attributable to the Company	412,875	139,972	(8,880)

(in thousands)	2020	2019	2018
Weighted average number of shares	195,637	173,576	169,810
Dilutive effect of contingently returnable shares	2,042	5,598	—
Dilutive effect of share options	129	141	—
Denominator for diluted earnings per share	197,808	179,315	169,810

	2020	2019	2018
Cash dividends per share declared	$1.60	$0.10	$0.00

9.	OPERATING REVENUES

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

The lease and non-lease components of our revenues in the year ended December 31, 2020 were as follows:

(in thousands of $)	Lease	Non-lease	Total
Time charter revenues	185,788	—	185,788
Voyage charter revenues	606,969	406,099	1,013,068
Other income	—	22,331	22,331
Total	792,757	428,430	1,221,187

The lease and non-lease components of our revenues in the year ended December 31, 2019 were as follows:

(in thousands of $)	Lease	Non-lease	Total
Time charter revenues	35,433	—	35,433
Voyage charter revenues	292,720	594,775	887,495
Finance lease interest income	690	—	690
Other income	—	33,704	33,704
Total	328,843	628,479	957,322

Certain voyage expenses are capitalized between the previous discharge port, or contract date if later, and the next load port and amortized between load port and discharge port. $4.3 million of contract assets were capitalized in the year ended December 31, 2020 (2019: $5.3 million) as Other current assets, of which $1.8 million was amortized up to December 31, 2020 (2019: $0.8 million), leaving a remaining balance of $2.5 million (2019: $4.5 million) as of December 31, 2020. $4.5 million of contract assets were amortized in the year ended December 31, 2020 in relation to voyages in progress at the end of December 31, 2019. No impairment losses were recognized in the period.

As at December 31, 2020 and December 31, 2019, the Company reported the following contract assets in relation to its contracts with customers, including those contracts containing lease components where the non-lease component was the predominant component and the revenues where therefore accounted for under ASC 606:

(in thousands of $)	2020	2019
Voyages in progress	27,621	26,021
Trade accounts receivable	25,615	42,104
Related party receivables	7,195	9,137
Other current assets	2,527	4,491
Total	62,958	81,753

The adoption of ASC 842 had no impact on operating revenues for the year ended December 31, 2020 and December 31, 2019 as the timing and pattern of revenue recognition under our revenue contracts that have lease and non-lease components is not materially different even when accounted for separately under ASC 842 and ASC 606, respectively.

10.	OTHER OPERATING GAINS

(in thousands of $)	2020	2019	2018
Gain on settlement of claim	3,422	3,737	—
Other gains	353	628	—
Gain on sale of vessel	12,354	—	—
Gain on sale of subsidiary	6,928	—	—
Gain on termination of vessel leases	7,409	—	10,324
Loss on pool arrangements	(564)	(943)	(118)
	29,902	3,422	10,206

In the year ended December 31, 2018, the Company terminated the leases on six VLCCs, recognizing a gain of $10.3 million.

In the year ended December 31, 2020, the Company recorded a $3.4 million gain on settlement of a claim. In the year ended December 31, 2019, the Company recorded a $3.7 million insurance recovery for loss of hire insurance for Front Altair. A further $0.4 million (2019: $0.6 million) gain was recognized in the year ended December 31, 2020 in relation to the settlement of miscellaneous claims.

In the year ended December 31, 2020, the Company recorded a $0.6 million (2019: $1.5 million, 2018: $0.2 million) loss related to the pooling arrangement with SFL between two of its Suezmax tankers Front Odin and Front Njord and two SFL vessels Glorycrown and Everbright. A gain of $0.6 million was recorded in the year ended December 31, 2019 (2018: $0.1 million) related to other pooling arrangements.

In the year ended December 31, 2020, the Company agreed with SFL to terminate the long-term charter for the 2002-built VLCC Front Hakata upon the sale and delivery of the vessel by SFL to an unrelated third party. The Company received a compensation payment of $3.2 million from SFL for the termination of the current charter and recognized a gain on termination, including the compensation payment, of $7.4 million.

In the year ended December 31, 2020, the Company sold one VLCC previously recorded as an investment in finance lease at a purchase price of $25.5 million. The vessel was delivered to her buyers in June 2020 and the Company recorded a gain on sale of $12.4 million.

In the year ended December 31, 2020, the Company completed the sale of its 71.38% ownership interest in SeaTeam to OSM. GOGL, and the other owners of SeaTeam also sold their interests in SeaTeam to OSM. In connection with this transaction, the total consideration allocated to the Company amounted to $10.7 million, $5.4 million of which was received on October 20, 2020 upon the completion of the sale. The outstanding amount will be paid in two equal payments of $2.7 million on April 1, 2021 and on December 1, 2021. A gain from the sale of $6.9 million has been recorded in the year ended December 31, 2020.

Further information on the gain on termination of vessel leases can be found in Note 19.

11.	LEASES

As of December 31, 2020, the Company leased in two vessels (2019: three vessels) from SFL and no vessels (2019: five) from Trafigura on time charters classified as finance leases, see Note 19. for further details.

The Company leased in two vessels (2019: two vessels) from a third party on time charters classified as operating leases. The initial two-year terms of the leases, which ended in April 2020, were extended for an additional year. The Company has allocated the consideration due under the operating leases between the lease and non-lease components based upon the estimated stand-alone price of the services provided by the owner of the vessels, which include the provision of crewing, vessel insurance, repairs and maintenance and lubes. In the year end December 31, 2020, the Company has recorded the non-lease component of $6.7 million (2019: $6.6 million) within Ship operating expenses and has recognized the lease component of $9.6 million (2019: $8.5 million) within Charter hire expense within the Consolidated Statement of Operations.

The Company is also committed to make rental payments under operating leases for office premises. Certain of these leases include variable lease elements linked to inflation indexes. Such variable payments have been estimated on the date of adoption of ASC 842 based on the index at that time and are included in the minimum lease payments. In the year end December 31, 2020, rental expense for office premises of $2.5 million (2019: $2.7 million) is recorded in Administrative expenses in the Consolidated Statement of Operations.

Rental expense
The future minimum lease payments under the Company's non-cancellable operating leases as at December 31, 2020 are as follows:

(in thousands of $)
2021	4,705
2022	1,182
2023	1,078
2024	1,107
2025	1,137
Thereafter	—
Total minimum lease payments	9,209
Less: Imputed interest	(484)
Present value of operating lease liabilities	8,725

The future minimum lease payments under the Company's non-cancellable operating leases as at December 31, 2019 are as follows:

(in thousands of $)
2020	5,412
2021	2,039
2022	1,707
2023	1,578
2024	1,567
Thereafter	1,186
Total minimum lease payments	13,489
Less: Imputed interest	(1,012)
Present value of operating lease liabilities	12,477

Total expense for operating leases was $12.1 million, $11.2 million and $23.2 million for the years ended December 31, 2020, 2019 and 2018, respectively. Cash paid for amounts included in operating lease liabilities was $12.1 million (2019: $10.8 million) in the year ended December 31, 2020. The weighted-average discount rate based on the Company's incremental borrowing rate, or IBR, in relation to the operating leases was 3.5% (2019: 3.9%) for the year ended December 31, 2020 and the weighted-average remaining lease term was three years (2019: four years) as of December 31, 2020.

Rental income
One LR2 tanker and two VLCCs were on fixed rate time charters at December 31, 2020 (2019: one LR2 tanker and one Suezmax tanker). Two Suezmax tankers were on fixed rate time charters with profit share clauses at December 31, 2019 and were terminated in the year ended December 31, 2020. In addition, the Company agreed to charter-out five Suezmax tankers to Trafigura under the SPA, for a period of three years commencing in August 2019, at a daily base rate of $28,400 plus 50% profit share. For accounting purposes the leases did not commence until closing of the transaction which took place on March 16, 2020. See Note 5 for further details. The minimum future revenues to be received under our fixed rate contracts as of December 31, 2020 are as follows:

(in thousands of $)
2021	63,613
2022	28,968
2023	—
2024	—
2025	—
Thereafter	—
Total minimum lease payments	92,581

The minimum future revenues to be received under our fixed rate contracts as of December 31, 2019 are as follows:

(in thousands of $)
2020	47,709
2021	51,830
2022	28,968
2023	—
2024	—
Thereafter	—
Total minimum lease payments	128,507

Profit share to be earned under our chartering arrangements has been excluded from the minimum future revenues above. Our revenues from these leases have been included within time charter revenues in the Consolidated Statement of Operations, which solely relates to leasing revenues.

There are no options to extend our operating leases where we are the lessor.

The cost and accumulated depreciation of vessels leased to third parties under time charters as of December 31, 2020 were $509.5 million and $49.4 million, respectively, and as of December 31, 2019 were $239.4 million and $47.8 million, respectively.

Contingent rental income
The Company recognized profit share income of $2.8 million in the year ended December 31, 2020 in relation to the two Suezmax tankers on fixed rate time charters with profit sharing clauses, which were both terminated in the year. In addition, the Company recognized profit share income of $6.9 million in relation to the five time charters to Trafigura from closing of the transaction until December 31, 2020.

12.	RESTRICTED CASH

Restricted cash consists of cash, which may only be used for certain purposes and is held under a contractual arrangement.

Restricted cash does not include cash balances of $103.5 million (2019: $38.3 million), which represents 100% (2019: 50%) of the cash required to be maintained by the financial covenants in our loan agreements. The Company is permitted to satisfy up to 50% of the cash requirements by maintaining a committed undrawn credit facility with a remaining availability of greater than 12 months. The Company did not satisfy any of the minimum cash requirements with a committed undrawn credit facility as of December 31, 2020 because the Company's senior unsecured facility agreement with an affiliate of Hemen was repayable in May 2021 as of this date.

Furthermore, FSL, a wholly owned subsidiary of the Company and the chartering counterparty with SFL with respect to the remaining two VLCCs leased from them, has agreed to certain dividend restrictions as a result of the amendment of the terms of the long-term charter agreements in May 2015. In order to make or pay any dividend or other distribution to the Company, FSL shall demonstrate a cash buffer of $2.0 million per vessel both prior to and following such payment, and following payment of the next monthly hire due plus any profit share accrued under the agreement. As at December 31, 2020, the cash held by FSL was $15.6 million (2019: $13.1 million), and these amounts are included in "Cash and cash equivalents".

Our interest rate swaps require us to post cash as collateral based on their fair value. As at December 31, 2020, the restricted cash balance included $13.4 million (2019: $1.0 million) in relation to our interest rate swaps. See Note 27 for additional information on our interest rate swaps.

13.	INVESTMENT IN FINANCE LEASE

As of December 31, 2020, none of the Company's vessels were accounted for as a sales-type lease (2019: one). The components of the investment in the sales-type lease are summarized as follows:

(in thousands of $)	2020	2019
Net minimum lease payments receivable	—	157
Estimated residual values of leased property (unguaranteed)	—	10,822
Less: finance lease interest income	—	—
Total investment in sales-type lease	—	10,979
Current portion	—	157
Long-term portion	—	10,822
	—	10,979

The lease was terminated in 2020 and the vessel previously recorded as investment in finance lease was sold in April 2020. See Note 10. for further details.

14.	MARKETABLE SECURITIES

Marketable securities held by the Company are listed equity securities considered to be available-for-sale securities.

The cost of sale of available-for-sale marketable securities is calculated on an average cost basis.

(in thousands of $)	2020	2019
Balance at the beginning of the year	3,642	836
Repurchase of marketable securities pledged to creditors	7,323	8,392
Unrealized gain (loss)	(2,491)	1,737
Marketable securities pledged to creditors	(5,835)	(7,323)
Total	2,639	3,642

The brought forward balance includes marketable securities pledged to creditors which are subsequently reclassified.

Avance Gas
As of December 31, 2020, 2019 and 2018, the Company held 442,384 shares in Avance Gas.

In the year ended December 31, 2018, the Company recognized an unrealized loss of $0.6 million in relation to the 0.4 million shares held in Avance Gas in the Statement of Operations.

In the year ended December 31, 2019, the Company recognized an unrealized gain of $1.9 million in relation to the 0.4 million shares held in Avance Gas in the Statement of Operations.

In the year ended December 31, 2020, the Company recognized an unrealized loss of $0.4 million in relation to the 0.4 million shares held in Avance Gas in the Statement of Operations.

SFL
As of December 31, 2020 and 2019, the Company held 73,165 (2018: 73,383) shares in SFL.

In the year ended December 31, 2018, the Company recognized an unrealized loss of $0.4 million in relation to the 0.1 million shares held in SFL in the Statement of Operations.

In the year ended December 31, 2019, the Company recognized an unrealized gain of $0.3 million in relation to the 0.1 million shares held in SFL in the Statement of Operations.

In the year ended December 31, 2020, the Company recognized an unrealized loss of $0.6 million in relation to the 0.1 million shares held in SFL in the Statement of Operations.

Golden Ocean
As of December 31, 2020, 2019 and 2018, the Company held 1,270,657 shares in Golden Ocean.

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

In December 2019, the Company sold the shares for total proceeds of $7.2 million. At the same time the Company entered into a forward contract to repurchase 1.3 million shares of Golden Ocean in March 2020 for $7.2 million. The transaction was accounted for as a secured borrowing, with the shares retained in marketable securities pledged to creditors and a liability recorded within short-term debt for $7.3 million as of December 31, 2019.

In March 2020, the Company repurchased these shares and subsequently sold them for proceeds of $3.7 million. At the same time the Company entered into a forward contract to repurchase 1.3 million shares in Golden Ocean in June 2020 for $3.7 million and as such made a net cash settlement of $3.5 million after adjustment for foreign exchange differences. This was treated as a repayment of debt.

In June 2020, the Company repurchased these shares and subsequently sold them for proceeds of $5.3 million. At the same time the Company entered into a forward contract to repurchase 1.3 million shares in Golden Ocean in September 2019 for $5.3 million and as such received a net cash settlement of $1.6 million after adjustment for foreign exchange differences. This was treated as a drawdown of debt.

In September 2020, the Company repurchased these shares and subsequently sold them for proceeds of $4.4 million. At the same time the Company entered into a forward contract to repurchase 1.3 million shares in Golden Ocean in December 2020 for $4.4 million and as such received a net cash settlement of $0.9 million after adjustment for foreign exchange differences, this was treated as a repayment of debt.

In December 2020, the Company repurchased these shares and subsequently sold them for proceeds of $6.2 million. At the same time the Company entered into a forward contract to repurchase 1.3 million shares in Golden Ocean in March 2020 for $6.2 million and as such received a net cash settlement of $1.8 million after adjustment for foreign exchange differences. This was treated as a drawdown of debt. The transaction was accounted for as a secured borrowing, with the shares retained in marketable securities and a liability recorded within short-term debt for $6.3 million as of December 31, 2020. These transactions have been reported on a net basis in the Statement of Cash Flows.

As of December 31, 2020, the Company held 1,270,657 shares of Golden Ocean, of which 1,260,358 were held as marketable securities pledged to creditors.

In the year ended December 31, 2018, the Company recognized an unrealized loss of $2.5 million in relation to the 1.3 million shares held in Golden Ocean in the Statement of Operations.

In the year ended December 31, 2019, the Company recognized an unrealized loss of $0.4 million in relation to the 1.3 million shares held in Golden Ocean in the Statement of Operations.

In the year ended December 31, 2020, the Company recognized an unrealized loss of $1.5 million in relation to the 1.3 million shares held in Golden Ocean in the Statement of Operations.

DHT

In the year ended December 31, 2018, the Company sold 4.7 million shares of DHT for proceeds of $17.8 million, recognizing a gain on disposal of $1.0 million in the Statement of Operations.

15.	TRADE ACCOUNTS RECEIVABLE, NET

Trade accounts receivable are presented net of allowance for doubtful accounts of $2.6 million (2019: $2.9 million). Movements in the allowance for doubtful accounts in the three years ended December 31, 2020 are summarized as follows;

(in thousands of $)
Balance at December 31, 2017	5,998
Deductions credited to income	(203)
Balance at December 31, 2018	5,795
Deductions credited to income	(2,847)
Balance at December 31, 2019	2,948
Deductions credited to income	(301)
Balance at December 31, 2020	2,647

16.	OTHER RECEIVABLES

(in thousands of $)	2020	2019
Claims receivable	3,022	5,178
Agent receivables	2,229	3,474
Other receivables	17,699	16,816
	22,950	25,468

Claims receivable is primarily attributable to insurance claims.

Other receivables are presented net of allowances for doubtful accounts amounting to nil as of December 31, 2020 (2019: nil).

17.	NEWBUILDINGS

Movements in the three years ended December 31, 2020 are summarized as follows:

(in thousands of $)
Balance at December 31, 2017	79,602
Additions, net, continuing basis	201,653
Transfer to Vessels and equipment, net	(230,596)
Interest capitalized, continuing basis	1,595
Balance at December 31, 2018	52,254
Additions, net, continuing basis	158,846
Transfer to Vessels and equipment, net	(166,121)
Interest capitalized, continuing basis	1,089
Balance at December 31, 2019	46,068
Additions, net, continuing basis	163,090
Transfer to Vessels and equipment, net	(162,221)
Interest capitalized, continuing basis	1,561
Balance at December 31, 2020	48,498

The following table sets forth certain details of our newbuildings delivered in the three years ended December 31, 2020:

(in thousands of $)
Vessel name	Vessel type	Date of delivery
Front Dynamic	VLCC	June 2020
Front Cruiser	Suezmax	May 2020

Front Discovery	VLCC	April 2019
Front Defender	VLCC	January 2019

Front Empire	VLCC	January 2018
Front Princess	VLCC	January 2018
Front Polaris	LR2/ Aframax	January 2018

As of December 31, 2018, the Company's newbuilding program comprised two VLCC newbuildings.

In the year ended December 31, 2019, the Company took delivery of two VLCC newbuildings.

As of December 31, 2019, the Company’s newbuilding program comprised one Suezmax tanker and one VLCC, and four LR2 tankers.

In the year ended December 31, 2020, the Company took delivery of one VLCC newbuilding and one Suezmax tanker newbuilding.

As of December 31, 2020, the Company's newbuilding program comprised four LR2 tankers. One LR2 tanker was delivered in March 2021, one LR2 tanker is expected to be delivered in April 2021, and two LR2 tankers are expected to be delivered in September 2021.

18.	VESSELS AND EQUIPMENT, NET

Movements in the three years ended December 31, 2020 are summarized as follows:

(in thousands of $)	Cost	Accumulated Depreciation	Net Carrying Value
Balance at December 31, 2017	2,577,293	(235,163)	2,342,130
Transfers from Newbuildings	230,596	—
Additions	467	—
Depreciation	—	(96,438)
Balance at December 31, 2018	2,808,356	(331,601)	2,476,755
Depreciation	—	(102,000)
Additions	39,029	—
Transfers from Newbuildings	166,121	—
Balance at December 31, 2019	3,013,506	(433,601)	2,579,905
Depreciation	—	(127,126)
Additions	28,461	—
Trafigura asset acquisition	663,683	—
Transfers from Newbuildings	162,221	—
Balance at December 31, 2020	3,867,871	(560,727)	3,307,144

A summary of the newbuildings delivered in the three years ended December 31, 2020 can be found in Note 17. In the year ended December 31, 2020, the Company completed the acquisition of 10 Suezmax tankers from Trafigura. See Note 5 for full details of the accounting for this transaction. In the year ended December 31, 2020, the Company also completed the installation of EGCS on seven vessels and the installation of BWTS on seven vessels (2019: EGCS on nine vessels and BWTS on five vessels).

19.	VESSELS AND EQUIPMENT UNDER FINANCE LEASE, NET

Movements in the three years ended December 31, 2020 are summarized as follows:

(in thousands of $)	Cost	Accumulated Depreciation	Net Carrying Value
Balance at December 31, 2017	358,995	(107,297)	251,698
Lease termination	(218,494)	83,601
Depreciation	—	(26,129)
Balance at December 31, 2018	140,501	(49,825)	90,676
Additions	343,564
Depreciation	—	(15,850)
Balance at December 31, 2019	484,065	(65,675)	418,390
Additions	53	—
Lease termination	(40,412)	20,682
Trafigura asset acquisition	(339,818)	6,267
Depreciation	—	(11,644)
Balance at December 31, 2020	103,888	(50,370)	53,518

The outstanding obligations under finance leases as of December 31, 2020 are payable as follows:

(in thousands of $)
2021	11,705
2022	10,946
2023	11,705
2024	10,978
2025	11,705
Thereafter	13,347
Minimum lease payments	70,386
Less: imputed interest	(14,109)
Present value of obligations under finance leases	56,277

The outstanding obligations under finance leases as of December 31, 2019 are payable as follows:

(in thousands of $)
2020	291,964
2021	17,557
2022	16,419
2023	17,557
2024	16,468
Thereafter	25,920
Minimum lease payments	385,885
Less: imputed interest	(25,975)
Present value of obligations under finance leases	359,910

In August 2019, the Company recognized additional right-of-use assets and finance lease obligations in relation to five vessels chartered in from Trafigura in connections with the SPA. On closing of the Acquisition on March 16, 2020, the lease and purchase obligations were settled, and the right-of-use assets were transferred to vessels and equipment. See Note 5. for full details of the accounting for this transaction.

In May 2015, the Company and SFL agreed to amendments to the leases on 12 VLCCs and five Suezmax tankers, the related management agreements and further amendments to the charter ancillary agreements for the remainder of the charter periods. As a result of the amendments to the charter ancillary agreements, which took effect on July 1, 2015, the daily hire payable to SFL was reduced to $20,000 per day and $15,000 per day for VLCCs and Suezmax tankers, respectively. The fee due from SFL for operating costs was increased from $6,500 per day per vessel to $9,000 per day per vessel. In return, the Company issued 11.0 million new shares (as adjusted for the 1-for-5 reverse share split in February 2016) to SFL and the profit share above the new daily hire rates was increased from 25% to 50%. The Company was released from its guarantee obligation and in exchange FSL, a wholly owned subsidiary of the Company and the chartering counterparty with SFL, has agreed to certain dividend restrictions. In order to make or pay any dividend or other distribution to the Company, FSL shall demonstrate a cash buffer of $2.0 million per vessel both prior to and following such payment, and following payment of the next monthly hire due plus any profit share accrued under the agreement. As at December 31, 2020, the cash held by FSL of $15.6 million (2019: $13.1 million) may solely be used for vessel operations, payment of hire to SFL or other amounts incurred under the charters and Charter Ancillary Agreement including the settlement of interest and principal due on any notes payable and any other amounts incurred in the ordinary course of business.

As the Merger has been accounted for as a reverse business acquisition in which Frontline 2012 is treated as the accounting acquirer, all of the Company's assets and liabilities were recorded at fair value on November 30, 2015 such that estimated profit share over the remaining terms of the leases has been recorded in the balance sheet obligations. Consequently, the Company will only record profit share expense following the Merger when the actual expense is different to that estimated at the date of the Merger. As of December 31, 2020, the Company has recorded total obligations under these finance leases of $56.3 million of which $34.4 million is in respect of the minimum contractual payments and $21.9 million is in respect of contingent rental expense. Profit share arising in the year ended December 31, 2020 was $18.7 million, which was $14.6 million more than the amount accrued in the lease obligations payable when the leases were recorded at fair value at the time of the merger with Frontline 2012. Profit share arising in the year ended December 31, 2019 was $4.8 million, which was $2.2 million less than the amount accrued in the lease obligations payable when the leases were recorded at fair value at the time of the merger with Frontline 2012. Profit share arising in the year ended December 31, 2018 was $1.5 million, which was $19.7 million less than the amount accrued in the lease obligations payable when the leases were recorded at fair value at the time of the merger with Frontline 2012.

The following table sets forth certain details of vessel lease terminations in the years ended December 31, 2018 and December 31, 2020. There were no lease terminations in the year ended December 31, 2019:

(in thousands of $)
Vessel	Year	Termination agreed	Termination date	Termination (payment)/ receipt	Gain/ (loss) on termination

Front Hakata	2020	February 2020	February 2020	3,183	7,409
Vessels terminated in 2020				3,183	7,409

Front Circassia	2018	February 2018	February 2018	(8,891)	(5,811)
Front Page	2018	June 2018	July 2018	(3,375)	2,638
Front Stratus	2018	June 2018	August 2018	(3,375)	2,144
Front Serenade	2018	June 2018	September 2018	(3,375)	2,426
Front Ariake	2018	October 2018	October 2018	(3,375)	3,523
Front Falcon	2018	November 2018	December 2018	—	5,404
Vessels terminated in 2018				(22,391)	10,324

In February 2018, the Company agreed with SFL to terminate the long-term charter for the 1998-built VLCC Front Circassia upon the sale and delivery of the vessel by SFL to an unrelated third party. The charter with SFL terminated in February and the charter counter party FSL, a non recourse subsidiary of Frontline, has agreed to make a compensation payment of approximately $8.9 million for the termination of the charter to SFL, which was recorded as an interest-bearing note payable by FSL. The note was repaid in February 2020. The termination reduced obligations under finance leases by approximately $20.6 million. The Company recorded a loss on termination, including this termination payment, of $5.8 million in the year ended December 31, 2018.

In July 2018, the Company agreed with SFL to terminate the long-term charter for the VLCCs Front Page, Front Stratus and Front Serenade upon the sale and delivery of the vessels by SFL to an unrelated third party. The charters with SFL terminated in July, August and September 2018, respectively, and Frontline agreed to make a compensation payment of approximately $10.1 million for the termination of the three charters to SFL, which was recorded as an interest-bearing notes payable by Frontline. The notes were repaid in February 2020. These terminations reduced obligations under finance leases by approximately $92.1 million. The Company recorded a gain on termination, including the termination payment, of $7.2 million in the year ended December 31, 2018.

In October 2018, the Company agreed with SFL to terminate the long-term charter for the 2001-built VLCC, Front Ariake, upon the sale and delivery of the vessel by SFL to an unrelated third party. The charter terminated in October and Frontline has agreed to a total compensation payment to SFL of $3.4 million for the termination of the charter, which was recorded as an interest bearing note payable by Frontline. The note was repaid in February 2020. In December 2018, the Company agreed with SFL to terminate the long-term charter for the 2002-built VLCC, Front Falcon, upon the sale and delivery of the vessel by SFL to an unrelated third party. The charter terminated in December. No compensation is payable on termination of the charter. These terminations reduced obligations under finance leases by approximately $55.2 million. The Company recorded a gain on termination, including the termination payment, of $8.9 million in the year ended December 31, 2018.

In February 2020, the Company agreed with SFL to terminate the long-term charter for the 2002-built VLCC Front Hakata upon the sale and delivery of the vessel by SFL to an unrelated third party. Frontline received a compensation payment of approximately $3.2 million from SFL for the termination of the current charter. The Company recognized a gain on termination, including the compensation payment, of $7.4 million in the year ended December 31, 2020. The charter with SFL terminated in February 2020. In conjunction with the termination of the lease, the Company has settled the outstanding balances due under the notes payable in relation to the termination of the leases for Front Circassia, Front Page, Front Serenade, Front Stratus and Front Ariake of approximately $20.0 million.

As of December 31, 2020, the Company leased in two vessels on long-term charter from SFL (2019: three vessels from SFL and five vessels from Trafigura). The remaining periods on these leases at December 31, 2020 was 6 years. The Company recognized finance lease interest expense in the year ended December 31, 2020 of $7.0 million (2019: $10.7 million). One of these vessels has been subleased under a non-cancellable operating lease as at December 31, 2020.

20.	EQUITY METHOD INVESTMENTS

FMS Holdco

In June 2018, the Company announced that it had entered into memorandum of agreement to acquire a 20% ownership interest in FMSI. The Company recorded its initial investment at a cost of $6.0 million. The Company’s investment is in the form of an interest free loan with no fixed repayment date. The Company became a shareholder in the third quarter of 2018 when the nominal value of the shares was paid and the loan was advanced. The investment was accounted for under the equity method.

In January 2019, the Company announced that its ownership interest in FMSI had increased to 28.9% following the purchase by FMSI of a 30.8% stake in FMSI from Bjørnar Feen, one of FMSI’s founders.
In January 2019, FMSI repaid $3.0 million of the $6.0 million Shareholder Loan. The repayment of the loan was recorded against the investment in associated company.

In October 2019, the Company announced that FMSI and Clean Marine AS had entered into a term sheet pursuant to which the entities would effect a business combination to create a leading provider of EGCS. In order to facilitate the merger a new holding company, FMS Holdco, was established into which the former shareholders of FMSI contributed their shareholdings in FMSI in exchange for shares in FMS Holdco. As a result of this transaction, the Company owned 28.9% of the issued share capital of FMS Holdco. FMSI was subsequently sold to Clean Marine AS by FMS Holdco as a result of the merger in exchange for 50% of the issued share capital of Clean Marine AS. The merger completed on January 23, 2020. Furthermore, the Company acquired an additional stake in FMS Holdco from another shareholder for $0.8 million. Following the transactions, Frontline owns an effective 17.34% interest in Clean Marine AS through its 34.7% equity interest in FMS Holdco, which is accounted for under the equity method.

In the year ended December 31, 2020, a share of losses of FMS Holdco of $5.0 million (2019: $1.7 million income, 2018: $0.2 million income) was recognized.

TFG Marine

In January 2020, the joint venture agreement with Golden Ocean and companies in the Trafigura Group to establish a leading global supplier of marine fuels was completed. As a result, Frontline took a 15% interest in the joint venture company, TFG Marine, and made a $1.5 million shareholder loan to TFG Marine. In the year ended December 31, 2020, $0.1 million of the shareholder loan was converted to equity. There was no change in ownership interest as a result of this transaction as each shareholder converted a portion of shareholder debt to equity in reference to their respective ownership interest. Frontline concluded that it is able to exercise significant influence over TFG Marine as a result of its equity shareholding and board representation and therefore its investment is accounted for under the equity method.

In the year ended December 31, 2020, a share of results of TFG Marine of $0.6 million was recognized.

21.	OTHER LONG-TERM ASSETS

Other long-term assets are comprised of advances paid and costs incurred in respect of vessel upgrades in relation to EGCS and BWTS until such time as the equipment is installed on a vessel, at which point it is transferred to Vessels and equipment, net.

22.	ACCRUED EXPENSES

(in thousands of $)	2020	2019
Voyage expenses	16,582	33,984
Ship operating expenses	10,180	27,248
Administrative expenses	7,293	4,540
Interest expense	7,805	9,132
Taxes	669	709
Other	—	132
	42,529	75,745

23.	OTHER CURRENT LIABILITIES

(in thousands of $)	2020	2019
Deferred charter revenue	5,687	4,975
Fair value of acquired time charters	5,045	—
Other	1,686	2,570
	12,418	7,545

On March 16, 2020, the Company completed the Acquisition with Trafigura and recorded $11.9 million within other current and long-term liabilities in relation to the fair value of the time charters acquired. In the year ended December 31, 2020, the Company recorded amortization of $4.0 million and the remaining unamortized balance of $5.0 million and $2.9 million, is included in Other Current Liabilities and Other Long Term Liabilities, respectively, as of December 31, 2020. See Note 5 for full details of the accounting for this transaction.

24.	DEBT

A summary of outstanding debt at December 31, 2020 and 2019 is as follows:

(in thousands of $)	2020	2019
U.S. dollar denominated floating rate debt
$328.6 million term loan facility	319,112	347,689
$50.0 million term loan facility	43,880	44,126
$250.7 million term loan facility	250,738	264,752
$100.8 million term loan facility	100,750	89,929
$328.4 million term loan facility	215,529	230,805
$321.6 million term loan facility	222,145	241,127
$110.5 million term loan facility (ING)	98,949	106,189
$110.5 million term loan facility (Credit Suisse)	105,178	112,190
$110.5 million term loan facility (Credit Suisse #2)	110,107	117,098
$544.0 million lease financing	521,071	—
$42.9 million term loan facility	41,708	—
$62.5 million term loan facility	60,764	—
Total U.S. dollar denominated floating rate debt	2,089,931	1,553,905
U.S. dollar denominated fixed rate debt
$275.0 million revolving credit facility	60,000	120,000
Total U.S. dollar denominated fixed rate debt	60,000	120,000
Credit facilities	—	23
Secured borrowings	6,251	7,329
Promissory notes	—	20,084
Total debt	2,156,182	1,701,341
Short-term debt and current portion of long-term debt	167,082	438,962
Deferred charges	20,176	7,962
Long-term portion of debt	1,968,924	1,254,417

The outstanding debt as of December 31, 2020 is repayable as follows:

(in thousands of $)
2021	167,082
2022	220,830
2023	557,287
2024	186,086
2025	390,291
Thereafter	634,606
2,156,182

$250.7 million term loan facility
In November 2020, the Company entered into a senior secured term loan facility with a number of banks in an amount of up to $250.7 million, to refinance the $466.5 million loan facility maturing in April 2021. The new facility matures in May 2025, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years counting as from delivery date from the yard. In November 2020, the Company drew down $250.7 million and repaid the outstanding balance of the original facility of $252.4 million. The facility is fully drawn down as of December 31, 2020.

$50.0 million term loan facility

In May 2020, the Company signed a restated and amended senior secured term loan facility with Nordea in an amount of up to $50.0 million to refinance the $60.6 million loan facility maturing in March 2021. The new facility matures in March 2023, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 20 years. In July 2020, the Company drew down $45.0 million and repaid the outstanding balance of the original facility of $42.4 million. The facility is fully drawn down as of December 31, 2020.

$328.6 million term loan facility
In July 2020, the Company entered into a senior secured term loan facility with a number of banks in an amount of up to $328.6 million to refinance the $500.1 million loan facility maturing in December 2020. The new facility matures in February 2023, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years counting as from delivery date from the yard. In July 2020, the Company drew down $328.6 million and repaid the outstanding balance of the original facility of $328.6 million. The facility is fully drawn down as of December 31, 2020.

$275.0 million revolving credit facility
In June 2016, the Company signed a $275.0 million senior unsecured facility agreement with an affiliate of Hemen, the Company's largest shareholder. The $275.0 million facility carries an interest rate of 6.25%. The original facility was available to the Company for a period of 18 months from the first utilization date and was repayable in full on the 18 month anniversary of the first utilization date. There were no scheduled loan repayments before this date. The facility does not include any financial covenants and will be used to part finance the Company's current newbuilding program, partially finance potential acquisitions of newbuildings or vessels on the water and for general corporate purposes.

The Company repaid $66.0 million in the year ended December 31, 2019 and up to $155.0 million remained available and undrawn as of December 31, 2019. In October 2019, the Company extended the terms of the facility by six months. Following the extension, the facility was repayable in May 2021.

The Company repaid $60.0 million in the year ended December 31, 2020 and up to $215.0 million remains available and undrawn under this facility as of December 31, 2020. In February 2021, the Company extended the terms of the facility by 12 months to May 2022. $60.0 million of the extended facility has been recorded as long-term debt as at December 31, 2020.

$100.8 million term loan facility
In November 2020, the Company entered into a senior secured term loan facility with ING and Credit Suisse in an amount of up to $100.8 million to refinance the $109.2 million loan facility maturing in June 2021. The new facility matures in November 2025, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 17 years counting as from delivery date from yard. In November 2020, the Company drew down $100.8 million and repaid the outstanding balance of the original facility of $84.3 million. The facility is fully drawn down as of December 31, 2020.

$328.4 million term loan facility
In August 2016, the Company signed a senior secured term loan facility in an amount of up to $328.4 million with China Exim Bank. The facility matures in 2029, carries an interest rate of LIBOR plus a margin in line with the Company's other facilities and has an amortization profile of 18 years. The Company drew down $109.0 million in the year ended December 31, 2016 in connection with one LR2 tanker and two Suezmax tanker newbuildings, which were delivered in the year. The Company drew down a further $165.9 million in the year ended December 31, 2017 in connection with two Suezmax tankers and three LR2/Aframax tankers delivered in the year. The facility is fully drawn down as of December 31, 2020.

$110.5 million term loan facility (Credit Suisse)
In December 2016, the Company signed a senior secured term loan facility in an amount of up to $110.5 million with Credit Suisse. The facility matures in 2022, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years. The Company drew down $54.9 million in the year ended December 31, 2017 in connection with one VLCC delivered in the period. The Company drew down $54.9 million in the year ended December 31, 2018 in connection with one VLCC delivered in the period. The Company extended the facility by $15.0 million in the year ended December 31, 2019. The facility is fully drawn down as of December 31, 2020.

$321.6 million term loan facility
In February 2017, the Company signed a second senior secured term loan facility in an amount of up to $321.6 million. The facility provided by China Exim Bank is insured by China Export and Credit Insurance Corporation. The facility matures in 2033, carries an interest rate of LIBOR plus a margin in line with the Company's other credit facilities and has an amortization profile of 15 years. The Company drew down $252.7 million in the year ended December 31, 2017 in connection with four Suezmax tankers and three LR2/Aframax tankers delivered in the period. The Company drew down $32.0 million in the year ended December 31, 2018 in connection with one LR2 tanker delivered in the period. The facility is fully drawn down as of December 31, 2020.

$110.5 million term loan facility (Credit Suisse #2)
In June 2017, the Company signed a senior secured term loan facility in an amount of up to $110.5 million with Credit Suisse. The facility matures in 2023, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years. The Company drew down $54.9 million in the year ended December 31, 2018 in connection with one VLCC delivered in the period. The Company drew down $55.3 million in the year ended December 31, 2019 in connection with one VLCC delivered in the period. The Company extended the facility by $15.0 million in the year ended December 31, 2019. The facility is fully drawn down as of December 31, 2020.

$110.5 million term loan facility (ING)
In June 2017, the Company signed a senior secured term loan facility in an amount of up to $110.5 million with ING. The facility matures in 2023, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years. The Company drew down $55.3 million in the year ended December 31, 2017 in connection with one VLCC delivered in the period. The Company drew down $55.3 million in the year ended December 31, 2019 in connection with one VLCC delivered in the period. The Company extended the facility by $4.1 million in the year ended December 31, 2019 and drew down the $4.1 million in connection with the installation of an EGCS on the VLCC delivered in the period. The facility is fully drawn as of December 31, 2020.

$544.0 million lease financing
In March 2020, the Company signed a sale-and-leaseback agreement in an amount of $544.0 million with ICBCL to finance the cash amount payable upon closing of the Acquisition, which took place on March 16, 2020. The lease financing has a tenor of seven years, carries an interest rate of LIBOR plus a margin of 230 basis points, has an amortization profile of 17.8 years and includes purchase options for the Company throughout the term with a purchase obligation at the end of the term. The Company is precluded from accounting for the sale of the vessels due to the purchase obligation at the end of the term which prevents the lessor from obtaining control of the vessels and as such the lease has been accounted for as a secured borrowing, with the vessels recorded under "Vessels and equipment, net".

$42.9 million term loan facility
In November 2019, the Company signed a senior secured term loan facility in an amount of up to $42.9 million with Credit Suisse to partially finance the delivery of the Suezmax tanker Front Cruiser from HSHI. The facility matures five years after the vessel's delivery date, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years. In May 2020, the Company drew down $42.9 million under the facility in connection with the delivery of the Suezmax tanker Front Cruiser. The facility is fully drawn as of December 31, 2020.

$62.5 million term loan facility
In May 2020, the Company signed a senior secured term loan facility in an amount of up to $62.5 million with Crédit Agricole to partially finance the delivery of the VLCC Front Dynamic from HSHI. The facility matures five years after the vessel's delivery date, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years. In June 2020, the Company drew down $62.5 million under the facility in connection with the delivery of the VLCC Front Dynamic. The facility is fully drawn as of December 31, 2020.

$133.7 million term loan facility
In November 2020, the Company entered into a senior secured term loan facility with CEXIM and Sinosure in an amount of up to $133.7 million to partially finance the remaining cost of $142.4 million for four LR2 tankers under construction. The facility will have a tenor of 12 years, carries an interest rate of LIBOR plus a margin in line with the Company's other loan facilities and will have an amortization profile of 17 years counting from delivery date from the yard. The facility was fully undrawn as at December 31, 2020.

As at December 31, 2020, the weighted average margin on our short-term and current portion of long-term LIBOR denominated floating rate debt was 196 basis points (2019: 189 basis points).

Promissory notes
In February 2020, the Company settled the outstanding balances due under the notes payable in relation to the termination of the leases for Front Circassia, Front Page, Front Serenade, Front Stratus and Front Ariake of approximately $20.0 million. See Note 19. of these Consolidated Financial Statements for further details.

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

In December 2020, the Company repurchased 1.3 shares of Golden Ocean and subsequently sold the shares for total proceeds of $6.2 million. At the same time, the Company entered into a forward contract to repurchase the 1.3 shares of Golder Ocean in March 2021 for $6.2 million, with the shares recorded in Marketable securities pledged to creditors and a liability recorded at December 31, 2020 within short-term debt for $6.3 million, after adjusting for the effect of foreign exchange. The Company is required to post collateral of 20% of the total repurchase price for the duration of the agreement which was held in Restricted cash as of December 31, 2020.

The Company's loan agreements contain loan-to-value clauses, which could require the Company to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, the loan agreements contain certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital and a value adjusted equity covenant. Restricted cash does not include cash balances of $103.5 million (2019: $38.3 million), which represents 100% (2019: 50%) of the cash required to be maintained by the financial covenants in our loan agreements. The Company is permitted to satisfy up to 50% of the cash requirements by maintaining a committed undrawn credit facility with a remaining availability of greater than 12 months. The Company did not satisfy any of the minimum cash requirements with a committed undrawn credit facility as of December 31, 2020 because the Company's senior unsecured facility agreement with an affiliate of Hemen was repayable in May 2021 as of this date. These amounts are included in Cash and cash equivalents. Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. Under those circumstances, the Company might not have sufficient funds or other resources to satisfy its obligations. The Company was in compliance with all of the financial covenants contained in the Company's loan agreements as of December 31, 2020.

Assets pledged

(in thousands of $)	2020	2019
Vessels, net	3,306,863	2,578,135

Deferred charges

(in thousands of $)	2020	2019
Debt arrangement fees	31,129	16,831
Accumulated amortization	(10,953)	(8,869)
	20,176	7,962

The Company paid $16.5 million of debt arrangement fees in the year ended December 31, 2020 (2019: $0.7 million). The Company paid a $3.4 million guarantee fee to an affiliate of Hemen in the year ended December 31, 2019, further details can be found in Note 28. The Company recognized $1.3 million of the guarantee fee within Interest expense in the year ended December 31, 2020 (2019: $2.1 million).

25.	SHARE CAPITAL

The authorized share capital of the Company as of December 31, 2020 is $500,000,000 divided into 500,000,000 shares of $1.00 par value each, of which 197,692,321 shares (December 31, 2019: 196,894,321 shares) of $1.00 par value each are in issue and fully paid.

Equity distribution

In July 2018, the Company announced it had entered into an Equity Distribution Agreement dated July 24, 2018, with Morgan Stanley & Co. LLC for the offer and sale of up to $100.0 million of common shares of Frontline through an ATM. In the year ended December 31, 2019, the Company issued 11,037,273 shares for proceeds of $98.4 million.

Trafigura

In the year ended December 31, 2019, the Company issued 16,035,856 shares at a closing share price of $7.92 as a part of the consideration for the Acquisition. See Note 5 for full details of the accounting for this transaction.

Share options

In the year ended December 31, 2020, the Company issued 798,000 ordinary shares under its share option scheme to Robert Hvide Macleod at a strike share price of $7.30 per share. See Note 26 for further details.

The following table summarizes the movement in the number of shares outstanding during the two years ended December 31, 2020;

Outstanding shares at December 31, 2018	169,821,192
Shares issued under ATM program	11,037,273
Shares issued as consideration for Trafigura acquisition	16,035,856
Outstanding shares at December 31, 2019	196,894,321
Shares issued on exercise of options	798,000
Outstanding shares at December 31, 2020	197,692,321

26.	SHARE OPTIONS

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

In July 2016, the Company granted 1,170,000 share options, with an exercise price of $8.00 per share, to directors and officers in accordance with the terms of the Frontline Scheme. One third of the options vested over one year, one third vested over two years and one third vested over three years. The options have five year term.

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

The risk-free interest rate was estimated using the interest rate on three year U.S. treasury zero coupon issues for the options granted in July 2016 and on prorated one to two year U.S. treasury zero coupon issues for the options granted in November 2018. The volatility was estimated using historical share price data. The dividend yield was estimated at 0% as the exercise price is reduced by all dividends declared by the Company from the date of grant to the exercise date. It was assumed that all of the options granted in July 2016 and November 2018 will vest.

The initial exercise price for the options granted in July 2016 and November 2018 was reduced by the amount of dividends paid after the date of grants. As at December 31, 2020, the exercise price of the options granted in July 2016 and November 2018 was $5.70 and the Company's share price was $6.22. As at December 31, 2020, 1,350,000 options had vested. As at December 31, 2020, 33,000 of these share options had been forfeited. In the year ended December 31, 2020, 798,000 options were exercised and the Company issued 798,000 shares for proceeds of $5.8 million. In the year ended December 31, 2020, 40,000 options were exercised and settled for a cash payment of $0.2 million. As at December 31, 2020, 479,000 options remained exercisable (2019: 1,137,000). As at December 31, 2020 and 2019, there was no unrecognized stock compensation expense related to non-vested options. As at December 31, 2018, there was $0.3 million and $0.2 million in unrecognized stock compensation expense related to non-vested options for the options granted in July 2016 and November 2018, respectively. Stock compensation expense of nil was recognized in the year ended December 31, 2020 (2019: $0.4 million, 2018: $1.0 million).

The weighted average grant-date fair value of the options granted in 2016 was $4.06 per share and $1.53 per share for the options granted in 2018.

27.	FINANCIAL INSTRUMENTS

Interest rate swap agreements
In February 2013, Frontline 2012 entered into six interest rate swaps with Nordea Bank whereby the floating interest rate on an original principal amount of $260 million of the then anticipated debt on 12 MR product tanker newbuildings was switched to fixed rate. Six of these newbuildings were subsequently financed from the $466.5 million term loan facility. In the year ended December 31, 2020, three of the interest rate swaps with Nordea Bank matured.

In February 2016, the Company entered into an interest rate swap with DNB whereby the floating interest on notional debt of $150.0 million was switched to fixed rate. The contract had a forward start date of February 2019.

In March 2020, the Company entered into three interest rate swaps with DNB whereby the floating interest rate on notional debt totaling $250.0 million was switched to a fixed rate.

In April 2020, the Company entered into two interest rate swaps with Nordea Bank whereby the floating interest rate on notional debt totaling $150.0 million was switched to a fixed rate.

The reference rate for our interest rate swaps is LIBOR.

The aggregate fair value of these swaps at December 31, 2020 was an asset of nil (2019: $0.1 million) and a liability of $19.3 million (2019: $4.3 million). The fair value (level 2) of the Company’s interest rate swap agreements is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves and the current credit worthiness of both the Company and the derivative counterparty. The estimated fair value is the present value of future cash flows. In the year ended December 31, 2020, the Company recorded a loss on these interest rate swaps of $18.6 million (2019: loss of $10.1 million, 2018: gain of $4.3 million).

The interest rate swaps are not designated as hedges and are summarized as at December 31, 2020 as follows:

Notional Amount	Inception Date	Maturity Date	Fixed Interest Rate
($000s)
11,318	March 2014	March 2021	1.6998%
11,661	June 2014	June 2021	1.7995%
12,004	September 2014	September 2021	1.9070%
150,000	February 2016	February 2026	2.1970%
100,000	March 2020	March 2027	0.9750%
50,000	March 2020	March 2027	0.6000%
100,000	March 2020	March 2025	0.9000%
100,000	April 2020	April 2027	0.5970%
50,000	April 2020	April 2025	0.5000%
584,983

Foreign currency risk
The majority of the Company's transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. There is a risk that currency fluctuations will have a negative effect on the value of the Company's cash flows. The Company has not entered into forward contracts for either transaction or translation risk, which may have an adverse effect on the Company's financial condition and results of operations. Certain of the Company's subsidiaries report in Sterling, Singapore dollars and Norwegian kroner and risks of two kinds arise as a result:

•a transaction risk, that is, the risk that currency fluctuations will have a negative effect on the value of the Company's cash flows;
•a translation risk, that is, the impact of adverse currency fluctuations in the translation of foreign operations and foreign assets and liabilities into U.S. dollars for the Company's consolidated financial statements.

Accordingly, such risk may have an adverse effect on the Company's financial condition and results of operations. The Company has not entered into material derivative contracts for either transaction or translation risk.

Fair Values
The carrying value and estimated fair value of the Company's financial instruments as of December 31, 2020 and 2019 are as follows:

	2020		2019
(in thousands of $)	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:
Cash and cash equivalents	174,721	174,721	174,223	174,223
Restricted cash	14,928	14,928	3,153	3,153
Marketable securities	2,639	2,639	3,642	3,642
Marketable securities pledged to creditors	5,835	5,835	7,323	7,323
Derivative instruments receivable	—	—	148	148
Liabilities:
Floating rate debt	2,089,930	2,089,930	1,553,928	1,553,928
Fixed rate debt	66,251	65,348	147,413	146,225
Derivative instruments payable	19,261	19,261	4,264	4,264

The estimated fair value of financial assets and liabilities are as follows:

(in thousands of $)	2020 Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	174,721	174,721	—	—
Restricted cash	14,928	14,928	—	—
Marketable securities	2,639	2,639	—	—
Marketable securities pledged to creditors	5,835	5,835	—	—
Liabilities:
Floating rate debt	2,089,930	—	2,089,930	—
Fixed rate debt	65,348	—	6,251	59,097
Derivative instruments payable	19,261	—	19,261	—

(in thousands of $)	2019 Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	174,223	174,223	—	—
Restricted cash	3,153	3,153	—	—
Marketable securities	3,642	3,642	—	—
Marketable securities pledged to creditors	7,323	7,323	—	—
Derivative instruments receivable	148	—	148	—
Liabilities:
Floating rate debt	1,553,928	—	1,553,928	—
Fixed rate debt	146,225	—	7,329	138,896
Derivative instruments payable	4,264	—	4,264	—

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

On March 16, 2020, the Company closed the Acquisition with Trafigura and recorded the vessels and time charters acquired based on their proportionate share of the fair value of the total consideration of $651.8 million. As such, $11.9 million of the combined fair value of the consideration was recognized within other current and long-term liabilities in relation to the time charters, and the vessels were recorded at a combined fair value of $663.7 million. See Note 5 for further details. The fair value of the vessels acquired were valued (level two) based on the average of broker valuations from two different ship broker companies. The brokers assess each vessel based on, among others, age, yard, deadweight capacity and compare this to market transactions. The time charter contracts were fair valued (level three) using an 'excess earnings' technique whereby the terms of the contract are assessed relative to current market conditions and they were recorded at the sum of the incremental or decremental cash flows arising over the life of the contracts.

Assets Measured at Fair Value on a Recurring Basis

Marketable securities are listed equity securities considered to be available-for-sale securities for which the fair value as at the balance sheet date is the aggregate market value based on quoted market prices (level 1).

The fair value (level 2) of interest rate swaps is the present value of the estimated future cash flows that the Company would receive or pay to terminate the agreements at the balance sheet date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves and the credit worthiness of both the Company and the derivative counterparty.

Concentrations of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Skandinaviska Enskilda Banken, or SEB, HSBC, Royal Bank of Scotland, DNB Bank ASA and Nordea Bank Norge, or Nordea, Crédit Agricole, Credit Suisse AG and Citibank N.A. There is a concentration of credit risk with respect to restricted cash to the extent that substantially all of the amounts are carried with DNB Bank ASA. However, the Company believes this risk is remote.

28.	RELATED PARTY TRANSACTIONS

We transact business with the following related parties, being companies in which Hemen and companies associated with Hemen have a significant interest: SFL, Seadrill Limited, Seatankers Management Norway AS, Seatankers Management Co. Ltd, Golden Ocean, Alta Trading UK Limited (formerly known as Arcadia Petroleum Limited), Archer Limited, Flex LNG Ltd, and Avance Gas. We also own interests in TFG Marine and Clean Marine AS (through our interest in FMS Holdco) which are accounted for as equity method investments.

SFL Transactions

SFL are the counterparty to two vessels we hold as Vessels Under Finance Lease, further information can be found in Note 19.

In the year ended December 31, 2018 we terminated the leases on six VLCCs. Further information on the gain (loss) on termination of leases can be found in Note 19.

In February 2020, the Company agreed with SFL to terminate the long-term charter for the 2002-built VLCC Front Hakata upon the sale and delivery of the vessel by SFL to an unrelated third party. Frontline received a compensation payment of approximately $3.2 million from SFL for the termination of the current charter. The Company recognized a gain on termination, including the compensation payment, of $7.4 million in the first quarter of 2020. The charter with SFL terminated in February 2020. In conjunction with the termination of the lease, the Company settled the outstanding balances due under the notes payable in relation to the termination of the leases for Front Circassia, Front Page, Front Serenade, Front Stratus and Front Ariake of approximately $20.0 million. In the year ended December 31, 2020, the Company was charged $0.2 million (2019: $1.6 million, 2018: $0.9 million) for interest expense in relation to these notes.

A summary of leasing transactions with SFL in the years ended December 31, 2020, 2019 and 2018 are as follows;

(in thousands of $)	2020	2019	2018
Charter hire paid (principal and interest)	8,248	11,745	47,324
Lease termination receipts (payments)	3,183	—	(22,391)
Lease interest expense	4,628	6,940	16,400
Contingent rental (income) expense	14,568	(2,607)	(19,738)
Remaining lease obligation	56,277	87,930	99,784

Contingent rental expense in the year ended December 31, 2020 was primarily due to the fact that the actual profit share expense earned by SFL in 2020 of $18.7 million (2019: $4.8 million, 2018: $1.5 million) was $14.6 million more (2019: $2.2 million less, 2018: $19.7 million less) than the amount accrued in the lease obligation payable when the leases were recorded at fair value at the time of the Merger.

In January 2014, the Company commenced a pooling arrangement with SFL, between two of its Suezmax tankers Front Odin and Front Njord and two SFL vessels Glorycrown and Everbright. In the year ended December 31, 2020, the Company recognized a loss of $0.6 million in relation to the pooling arrangement which is payable to SFL (2019: loss of $1.5 million, 2018: gain of $0.2 million).

Transactions with associated companies

In the year ended December 31, 2020, the Company paid or accrued amounts totalling $8.6 million (2019: $9.1 million, 2018:$8.2 million) due to Clean Marine AS in relation to the installation of EGCS on its owned and leased vessels.

In the year ended December 31, 2020, the Company completed the acquisition of 15% of the share capital of TFG Marine, which is accounted for under the equity method. As a result of this transaction the Company advanced a shareholder loan of $1.5 million to TFG Marine. The Company subsequently converted $0.1 million of the shareholder loan to equity. The Company also entered into a bunker supply arrangement with TFG Marine, under which it has paid $88.1 million to TFG Marine in the year ended December 31, 2020 and $5.4 million remains due as at December 31, 2020. The Company has also agreed to provide a $50.0 million guarantee to TFG Marine in connection with the performance of its subsidiaries, and two subsidiaries of an affiliate of Hemen, under a bunker supply arrangement with TFG Marine. As at December 31, 2020, there are no amounts payable under this guarantee. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by the Trafigura Group and becomes payable Frontline shall pay a pro-rata amount based on its share of the equity in TFG Marine. The maximum liability under this guarantee is $6.0 million and there are no amounts payable under this guarantee as at December 31, 2020.

Transactions with other affiliates of Hemen

In June 2016, the Company signed a $275.0 million senior unsecured facility agreement with an affiliate of Hemen, the Company's largest shareholder. The Company repaid $66.0 million in the year ended December 31, 2019 and $60.0 million in the year ended December 31, 2020 from the facility and up to $215.0 million remains available and undrawn as of December 31, 2020. In the year ended December 31, 2020, the Company recognized interest expense of $4.8 million (2019: $8.9 million, 2018: $9.3 million). In February 2021, the Company extended the terms of the facility by 12 months to May 2022 and $60.0 million of the extended facility has been recorded as long-term debt as at December 31, 2020.

In August 2019, an affiliate of Hemen provided a guarantee to finance the cash amount of up to $547.0 million, payable at closing of the Acquisition. A $3.4 million guarantee fee was paid in the year ended December 31, 2019. The Company closed the Acquisition on March 16, 2020 with the proceeds from the ICBCL financing arrangement, hence the Company did not proceed with the Hemen facility. See Note 5 for full details of the accounting for this transaction.

In the year ended December 31, 2020, the Company chartered ten of its vessels to an affiliate of Hemen, of which two were time charters with terms between 6 and 8 months. The remaining charters had terms of less than 6 months. The Company recognized revenue of $49.1 million in relation to these charters in the year ended December 31, 2020.

A summary of net amounts earned from (paid to) related parties for the years ended December 31, 2020, 2019 and 2018 are as follows:

(in thousands of $)	2020	2019	2018
Seatankers Management Co. Ltd	7,844	18,878	7,152
SFL	2,112	1,591	2,001
Golden Ocean	5,630	6,851	7,138
Seatankers Management Norway AS	(515)	(705)	(735)
Alta Trading UK Limited	49,238	3,197	—
Seadrill Limited	348	367	279
Archer Limited	372	418	317
Flex LNG Ltd	1,289	1,195	1,788
Avance Gas	880	518	—
TFG Marine	557	—	—
Other related parties	240	197	130

Amounts earned from other related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services, and income interest income. Amounts paid to related parties comprise primarily rental for office space and guarantee fees.

Related party balances

A summary of balances due from related parties at December 31, 2020 and 2019 is as follows:

(in thousands of $)	2020	2019
SFL	4,835	4,982
Seatankers Management Co. Ltd	3,578	5,490
Archer Limited	88	94
Golden Ocean	2,336	3,593
Seadrill Limited	25	554
Alta Trading UK Limited	1,263	—
Flex LNG Ltd	366	391
Avance Gas	540	240
Other related parties	224	237
	13,255	15,581

A summary of balances due to related parties at December 31, 2020 and 2019 is as follows:

(in thousands of $)	2020	2019
SFL	8,978	9,193
Seatankers Management Co. Ltd	3,147	4,037
Golden Ocean	2,040	6,241
Flex LNG Ltd	143	636
TFG Marine	5,369	—
Avance Gas	176	79
	19,853	20,186

29.	COMMITMENTS AND CONTINGENCIES

As of December 31, 2020, the Company's newbuilding program comprised four LR2 tankers. One LR2 tanker was delivered in March 2021, one LR2 tanker is expected to be delivered in April 2021, and two LR2 tankers are expected to be delivered in September 2021. As of December 31, 2020, total installments of $46.7 million had been paid and remaining commitments amounted to $142.4 million, all of which we expect to be paid in 2021.

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

Following assignments of two property leases in 2015, each to a related party, a subsidiary of the Company has guaranteed the remaining outstanding payments due under the leases of approximately $4.4 million as of December 31, 2020 (2019: approximately $5.4 million). The Company does not believe that it will be required to make any payments under these guarantees and has not recorded a liability in the balance sheet in this respect.

As of December 31, 2020, the Company has no further remaining commitments for the installation of EGCS.

As of December 31, 2020, the Company has remaining commitments for the purchase of Ballast Water Treatment Systems for one vessel, with a remaining commitment of $0.2 million, excluding installation costs, due in 2021.

As of December 31, 2020, the Company had entered into forward bunker purchase arrangements for the delivery of 5,000 MT of bunker fuel per month for delivery between October 2020 to December 2021. The contracts oblige the Company to purchase and take delivery of the physical fuel at prices between $325 per MT and $365 per MT. In addition, the Company has entered into a further arrangement for the delivery of 5,000 MT of bunker fuel per month for delivery between January 2021 to December 2021. The contract obliges the Company to purchase and take delivery of the physical fuel at $232 per MT.

As of December 31, 2020, the Company has agreed to provide a $50.0 million guarantee in respect of the performance of its subsidiaries, and two subsidiaries of an affiliate of Hemen, under a bunker supply arrangement with TFG Marine. As at December 31, 2020, there are no amounts payable under this guarantee. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by the Trafigura Group and becomes payable Frontline shall pay a pro rata amount based on its share of the equity in TFG Marine. The maximum liability under this guarantee is $6.0 million and there are no amounts payable under this guarantee as at December 31, 2020.

30.	SUPPLEMENTAL INFORMATION

In the year ended December 31, 2018, the Company agreed with SFL to terminate the long-term charter for six vessels. The Company recognized a reduction in finance lease obligations of $167.9 million in the year ended December 31, 2018 in respect of these vessels.

In the year ended December 31, 2020, the Company agreed with SFL to terminate the long-term charter for one vessel. The Company recognized a reduction in finance lease obligations of $24.0 million in the year ended December 31, 2020 in respect of this vessel.

Further information on the termination of long-term charters with SFL can be found in Note 19.

In the year ended December 31, 2020, the Company completed the sale of its 71.38% ownership interest in SeaTeam to OSM for consideration of $10.7 million, $5.4 million of which was received on October 20, 2020 upon the completion of the sale. The outstanding amount will be paid in two equal payments of $2.7 million on April 1, 2021 and on December 1, 2021. These amounts have been recorded as a receivable as of December 31, 2020.

Further information on the sale of Seateam can be found in Note 10.

In the year ended December 31, 2019, the Company issued 16,035,856 shares as part of the consideration under the SPA to acquire 10 Suezmax tankers from Trafigura. The shares have been recorded at the grant date fair value of $7.92 per share, totaling $127.0 million. In the year ended December 31, 2020, the Company delivered 5 vessels previously recognized as finance leases. On closing of the Acquisition, $333.5 million right-of-use assets were transferred to vessels and equipment. See Note 5. for full details of the accounting for this transaction.

31.	SUBSEQUENT EVENTS

In February 2021, the Company extended the terms of its senior unsecured revolving credit facility of up to $275.0 million with an affiliate of Hemen by 12 months to May 2022. $60.0 million of the extended facility has been recorded as long-term debt as at December 31, 2020. $215.0 million remains available and undrawn under this facility.

In March 2021, the Company took delivery of the LR2 tanker Front Fusion from SWS and drew down $34.3 million under its senior secured term loan facility with CEXIM and Sinosure to partially finance the delivery.