Form 20-F
period 2021-12-31
FRONTLINE LTD /
filed 2022-03-17
CIK 913290

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________________ to _________________
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________________________

Commission file number	001-16601

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

203,530,979 Ordinary Shares, Par Value $1.00 Per Share

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
•our ability to successfully compete for and enter into new time charters or other employment arrangements for our existing vessels after our current time charters expire and our ability to earn income in the spot market;
•availability of financing and refinancing, our ability to obtain financing and comply with the restrictions and other covenants in our financing arrangements;
•availability of skilled crew members other employees and the related labor costs;
•work stoppages or other labor disruptions by our employees or the employees of other companies in related industries;
•compliance with governmental, tax, environmental and safety regulation, any non-compliance with U.S. regulations;
•the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance, or ESG, policies;
•Foreign Corrupt Practices Act of 1977, or FCPA, or other applicable regulations relating to bribery;
•fluctuations in currencies, interest rates and foreign exchange rates and the impact of the discontinuance of the London Interbank Offered Rate, or LIBOR, after June 30, 2023 on any of our debt that reference LIBOR;
•general economic conditions and conditions in the oil industry;
•effects of new products and new technology in our industry, including the potential for technological innovation to reduce the value of our vessels and charter income derived therefrom;
•new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or imposed by regional or national authorities such as the European Union or individual countries;
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
•potential disruption of shipping routes due to accidents, environmental factors, political events, public health threats, international hostilities including the ongoing developments in the Ukraine region, acts by terrorists or acts of piracy on ocean-going vessels;
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

A. [RESERVED]

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

Risk Factor Summary

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

•If the tanker industry, which historically has been cyclical and volatile, declines in the future, our revenue, earnings and available cash flow may be adversely affected.
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
•We rely on our and our ship managers’ information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations, including on our vessels. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.
•Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies may impose additional costs on us or expose us to additional risks.
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
•Our financial results and operations have been and may continue to be adversely affected by the ongoing outbreak of COVID-19, and related governmental responses thereto.
•If our vessels call at ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S., the European Union, the United Nations or other governments, it could lead to monetary fines or penalties and adversely affect our reputation and the market for our ordinary shares.
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
•Maritime claimants could arrest or attach one or more of our vessels, which could interrupt our cash flow.
•Governments could requisition our vessels during a period of war or emergency resulting in a loss of earnings.
•We are dependent on the spot market and any decrease in spot charter rates in the future may adversely affect our earnings and our ability to pay dividends.
•A drop in spot market rates may provide an incentive for some charterers to default on their charters, and the failure of our counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.
•Changes in the price of fuel, or bunkers, may adversely affect our profits.
•The operation of tankers involves certain unique operational risks.
•Because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels which may adversely affect our earnings or could cause us to incur impairment charges.
•We may be unable to successfully compete with other vessel operators for charters, which could adversely affect our results of operations and financial position.
•Our fixed rate time charters may limit our ability to benefit from any improvement in charter rates, and at the same time, our revenues may be adversely affected if we do not successfully employ our vessels on the expiration of our charters.
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
•As we expand our fleet, we may not be able to recruit suitable employees and crew for our vessels which may limit our growth and cause our financial performance to suffer.
•Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and cause disruption of our business.
•Volatility of LIBOR and potential changes of the use of LIBOR as a benchmark could affect our profitability, earnings and cash flow.
•We may be unable to comply with the covenants contained in our loan agreements, which could affect our ability to conduct business.
•Failure to comply with the U.S. Foreign Corrupt Practices Act and other anti-corruption laws could result in fines, criminal penalties and an adverse effect on our business.
•As an exempted company incorporated under Bermuda law, our operations are subject to economic substance requirements.
•Incurrence of expenses or liabilities may reduce or eliminate cash distributions.
•We may not be able to obtain financing on terms acceptable to us or at all, which may negatively impact our business.
•We may be required to record a further goodwill impairment loss, which could have a material adverse effect on our results of operations and financial position.
•The aging of our fleet may result in increased operating costs in the future or loss of hire, which could adversely affect our earnings.
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

The factors that may influence demand for tanker capacity include:

•Supply of and demand for oil and oil products;
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
•international sanctions, embargoes, import and export restrictions, nationalizations, piracy, terrorist attacks and armed conflicts, including the recent conflict between Russia and Ukraine;
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

•the number and size of newbuilding orders and deliveries, as may be impacted by the availability of financing for new vessels and shipping activity;
•the number of shipyards and ability of shipyards to deliver vessels;
•any potential delays in the delivery of newbuilding vessels and/or cancellations of newbuilding orders;
•availability of financing for new vessels and shipping activity;
•the degree of recycling of older vessels, depending, amongst other things, on recycling rates and international recycling regulations;
•the number of vessel casualties;
•technological advances in tanker design and capacity;
•tanker freight rates, which are affected by factors that may affect the rate of newbuilding, swapping and laying up of tankers;
•port and canal congestion;
•slow-steaming of vessels;
•the price of steel and vessel equipment;
•the number of conversions of tankers to other uses or conversions of other vessels to tankers;
•the number of tankers that are out of service, namely those that are laid-up, dry docked, awaiting repairs or otherwise not available for hire;
•business disruptions, including supply chain disruptions and congestion, due to natural or other disasters or otherwise, such as the ongoing COVID-19 pandemic, and any lockdown measures imposed by governments in regions whose economic conditions have a direct correlation demand for tanker products, including China;
•changes in government and industry environmental and other regulations that may limit the useful lives of tankers;
•changes in national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage.
•environmental concerns and uncertainty around new regulations in relation to, amongst others, new technologies which may delay the ordering of new vessels; and
•government subsidies of shipbuilding;

In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance costs, insurance coverage costs, and the efficiency and age profile of the existing tanker fleet. The factors affecting the supply and demand for tankers have been volatile and are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable, including those discussed above. Market conditions were volatile in 2021 and continued volatility may reduce demand for transportation of oil over longer distances and increase the supply of tankers to carry that oil, which may have a material adverse effect on our business, financial condition, results of operations, cash flows, ability to pay dividends and existing contractual obligations.

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
•armed conflict between Ukraine and Russia and the resultant sanctions;
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

A significant portion of our earnings are related to the oil industry. A shift in or disruption of consumer demand from oil towards other energy sources such as electricity, natural gas, liquified natural gas, hydrogen or ammonia will potentially affect the demand for our vessels. A shift from the use of internal combustion engine vehicles may also reduce the demand for oil. These factors could have a material adverse effect on our future performance, results of operations, cash flows and financial position

“Peak oil” is the year when the maximum rate of extraction of oil is reached. Recent forecasts of “peak oil” range from 2019 to the 2040s, depending on economics and how governments respond to global warming. Irrespective of “peak oil”, the continuing shift in consumer demand from oil towards other energy resources such as wind energy, solar energy, hydrogen energy or nuclear energy, which shift appears to be accelerating as a result of the COVID-19 situation, as well shift in government commitments and support for energy transition programs, may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

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

Our customers, in particular those in the oil industry, have a high and increasing focus on quality and compliance standards with their suppliers across the entire supply chain, including the shipping and transportation segment. Our continued compliance with these standards and quality requirements is vital for our operations. The charterhire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new tankers are built that are more efficient or more flexible or have longer physical lives than our vessels or utilize more environmentally sustainable propulsion technologies, competition from these more technologically advanced vessels could adversely affect the amount of charterhire payments we receive for our vessels and the resale value of our vessels could significantly decrease. Similarly, technologically advanced vessels may be needed to comply with future environmental laws, the investment in which along with the foregoing could have a material adverse effect on our results of operations, charterhire payments and resale value of vessels. This could have an adverse effect on our results of operations, cash flows, financial condition and ability to pay dividends.

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

Beyond our vessels, we rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. The technology and other controls and processes designed to secure our confidential and proprietary information, detect and remedy any unauthorized access to that information were designed to obtain reasonable, but not absolute, assurance that such information is secure and that any unauthorized access is identified and addressed appropriately. Such controls may in the future fail to prevent or detect, unauthorized access to our confidential and proprietary information. In addition, the foregoing events could result in violations of applicable privacy and other laws. If confidential information is inappropriately accessed and used by a third party or an employee for illegal purposes, we may be responsible to the affected individuals for any losses they may have incurred as a result of misappropriation. In such an instance, we may also be subject to regulatory action, investigation or liable to a governmental authority for fines or penalties associated with a lapse in the integrity and security of our information systems. Furthermore, from May 25, 2018, data breaches on personal data, as defined in the General Data Protection Regulation 2016/679 (EU), could lead to administrative fines up to €20 million or up to 4% of the total worldwide annual turnover of the company, whichever is higher.

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
Moreover, cyber-attacks against the Ukrainian government and other countries in the region have been reported in connection with the recent conflicts between Russia and Ukraine. To the extent such attacks have collateral effects on global critical infrastructure or financial institutions, such developments could adversely affect our business, operating results and financial condition. At this time, it is difficult to assess the likelihood of such threat and any potential impact at this time.

Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies may impose additional costs on us or expose us to additional risks.

Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Companies which do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage, costs related to litigation, and the business, financial condition, and/or stock price of such a company could be materially and adversely affected.

We may face increasing pressures from investors, lenders and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing and future investors and lenders remain invested in us and make further investments in us, especially given the highly focused and specific trade of crude oil transportation in which we are engaged. Such ESG corporate transformation calls for an increased resource allocation to serve the necessary changes in that sector, increasing costs and capital expenditure. If we do not meet these standards, our business and/or our ability to access capital could be harmed.

Additionally, certain investors and lenders may exclude oil transport companies, such as us, from their investing portfolios altogether due to ESG factors. These limitations in both the debt and equity capital markets may affect our ability to grow as our plans for growth may include accessing the equity and debt capital markets. If those markets are unavailable, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which would have a material adverse effect on our financial condition and results of operations and impair our ability to service our indebtedness. Further, it is likely that we will incur additional costs and require additional resources to monitor, report and comply with wide ranging ESG requirements. The occurrence of any of the foregoing could have a material adverse effect on our business and financial condition.

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

If there is an economic slowdown in the Asia Pacific region, especially in China, it may have a negative effect on us of the recent slowdown in the rest of the world. In recent history, China has had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China's GDP for the year ended December 31, 2021, however, is estimated to be around 8.1%, up from the growth rate of 2.3% for the year ended December 31, 2020. Following the emergence of the COVID-19, China experienced reduced industrial activity with temporary closures of factories and other facilities, labor shortages and restrictions on travel. As such, China and other countries in the Asia Pacific region may experience slowed or even negative economic growth in the future. Our financial condition and results of operations, as well as our future prospects, would likely be impeded by an economic downturn in any of these countries.

In addition, President Xi Jinping committed his country to achieving carbon neutrality by 2060 at the UN General Assembly despite that carbon emissions are currently a prominent part of China’s economic and industrial structure as it relies heavily on nonrenewable energy sources, generally lacks energy efficiency, and has a rapidly growing energy demand. Depending on how China attempts to achieve carbon neutrality by 2060, including through the reduction in the use of oil, an overall increase in the use of nonrenewable energy as part of the energy consumption mix and through other means, any reduction in the demand for oil and oil products and our tanker vessels could have a material adverse effect on our business, cash flows and results of operations.

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

We conduct most of our operations outside of the United States, and our business, results of operations, cash flows, financial condition and available cash may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts.

Currently, the world economy faces a number of challenges, including trade tensions between the United States and China, stabilizing growth in China, geopolitical events, such as Brexit, continuing threat of terrorist attacks around the world, continuing instability and conflicts and other recent occurrences in the Middle East, Ukraine, and in other geographic areas and countries, as well as the public health concerns stemming from the ongoing COVID-19 outbreak.

In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region and most recently in the Black Sea in connection with the recent conflicts between Russian and Ukraine. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our future performance, results of operation, cash flows and financial position.

Beginning in February of 2022, President Biden and several European leaders announced various economic sanctions against Russia in connection with the aforementioned conflicts in the Ukraine region, which may adversely impact our business. On March 8, 2022, President Biden issued an executive order prohibiting the import of certain Russian energy products into the United States, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal. Additionally, the executive order prohibits any investments in the Russian energy sector by US persons, among other restrictions. Our business could also be adversely impacted by trade tariffs, trade embargoes or other economic sanctions that limit trading activities by the United States or other countries against countries in the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures. Any violations of sanctions by our charter parties, any extension or worsening of the conflict in these regions, as well as any significant sanctions resulting from the conflicts that affect, among other things, the performance of our charter party agreements specifically or the tanker industry more generally, may have a material adverse impact on our future performance, results of operations, cash flows and financial position.

In addition, public health threats, such as COVID-19, influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, Japan and South Korea, which may even become pandemics, such as the COVID-19 virus, could lead to a significant decrease of demand for the transportation of crude oil. Such events may also adversely impact our operations, including timely rotation of our crews, the timing of completion of any outstanding or future newbuilding projects or repair works in drydock, as well as the operations of our customers. Delayed rotation of crew may adversely affect the mental and physical health of our crew and the safe operation of our vessels as a consequence.

Our financial results and operations have been and may continue to be adversely affected by the ongoing outbreak of COVID-19, and related governmental responses thereto.

In response to the outbreak of COVID-19 in late 2019, governments and governmental agencies around the world took numerous actions, including travel bans, quarantines, and other emergency public health measures, and a number of countries implemented lockdown measures which resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. By 2021, however. many of these measures were relaxed. Nonetheless, we cannot predict whether and to what degree emergency public health and other measures will be reinstituted in the event of any resurgence in the COVID-19 virus or any variants thereof. If the COVID-19 pandemic continues on a prolonged basis or becomes more severe, the adverse impact on the global economy and the rate environment for tankers and other cargo vessels may deteriorate further and our operations and cash flows may be negatively impacted. Relatively weak global economic conditions during periods of volatility have and may continue to have a number of adverse consequences for tankers and other shipping sectors, including, among other things:

•low charter rates, particularly for vessels employed on short-term time charters or in the spot market;
•decreases in the market value of tankers and limited second-hand market for the sale of vessels;
•limited financing for vessels;
•loan covenant defaults; and
•declaration of bankruptcy by certain vessel operators, vessel owners, shipyards and charterers.

The COVID-19 pandemic and measures to contain its spread have negatively impacted regional and global economies and trade patterns in markets in which we operate, the way we operate our business, and the businesses of our charterers and suppliers. These negative impacts could continue or worsen, even after the pandemic diminishes or ends. Companies, including us, have also taken precautions, such as requiring employees to work remotely and imposing travel restrictions, while some other businesses have been required to close entirely. Moreover, we face significant risks to our personnel and operations due to the COVID-19 pandemic. Our crews face risk of exposure to COVID-19 as a result of travel to ports in which cases of COVID-19 have been reported. Our shore-based personnel likewise face risk of such exposure, as we maintain offices in areas that have been impacted by the spread of COVID-19.

Measures against COVID-19 in a number of countries have restricted crew rotations on our vessels, which may continue or become more severe. As a result, in 2021, we experienced and may continue to experience disruptions to our normal vessel operations caused by increased deviation time associated with positioning our vessels to countries in which we can undertake a crew rotation in compliance with such measures. Delays in crew rotations have led to issues with crew fatigue and may continue to do so, which may result in delays or other operational issues. We have had and expect to continue to have increased expenses due to incremental fuel consumption and days in which our vessels are unable to earn revenue in order to deviate to certain ports on which we would ordinarily not call during a typical voyage. We may also incur additional expenses associated with testing, personal protective equipment, quarantines, and travel expenses such as airfare costs in order to perform crew rotations in the current environment. In 2021, delays in crew rotations have also caused us to incur additional costs related to crew bonuses paid to retain the existing crew members on board and may continue to do so. We estimate that the Company incurred additional crew and other related expenses of $5.5 million in 2021 as a result of the COVID-19 pandemic (2020: $3.2 million).

The COVID-19 pandemic and measures in place against the spread of the virus have led to a highly difficult environment in which to dispose of vessels given difficulty to physically inspect vessels. The impact of COVID-19 has also resulted in reduced industrial activity globally, and more specifically in China, with temporary closures of factories and other facilities, labor shortages and restrictions on travel. We believe these disruptions along with other seasonal and market factors, including lower demand for some of the cargoes we carry, have contributed to lower tanker rates in 2021. See Item 5 for further details of the impact of reduced rates on the Company.

Epidemics may also affect personnel operating payment systems through which we receive revenues from the chartering of our vessels or pay for our expenses, resulting in delays in payments. We continue to focus on our employees' well-being, whilst making sure that their operations continue undisrupted and at the same time, adapting to the new ways of operating. As such employees are encouraged or in certain cases required to operate remotely which significantly increases the risk of cyber security attacks.

The occurrence or continued occurrence of any of the foregoing events or other epidemics or an increase in the severity or duration of the COVID-19 or other epidemics could have a material adverse effect on our business, results of operations, cash flows, financial condition, value of our vessels, and ability to pay dividends.

If our vessels may call at ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government, the European Union, the United Nations or other governmental authorities, it could lead to monetary fines or penalties and adversely affect our reputation and the market for our ordinary shares.

While none of our vessels called on ports located in countries or territories that are the subject of country-wide or territory-wide sanctions or embargoes imposed by the U.S. government or other applicable governmental authorities (“Sanctioned Jurisdictions”) in 2021 in violation of applicable sanctions or embargo laws. Although we intend to maintain compliance with all applicable sanctions and embargo laws during 2022, and we endeavor to take precautions reasonably designed to mitigate such risks, it is possible that, in the future, our vessels may call on ports located in Sanctioned Jurisdictions on charterers’ instructions and/or without our consent. If such activities result in a violation of sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our ordinary shares could be adversely affected.

The applicable sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or expanded over time. Current or future counterparties of ours may be affiliated with persons or entities that are or may be in the future the subject of sanctions imposed by the United States, EU and/or other international bodies. If we determine that such sanctions require us to terminate existing or future contracts to which we, or our subsidiaries, are party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected or we may suffer reputational harm.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations in 2021, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries or territories identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in countries or territories that we operate in.

Compliance with safety and other vessel requirements imposed by classification societies may be costly and could reduce our net cash flows and net income.

The hull and machinery of every commercial vessel must be certified as being "in class" by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. All of our vessels are certified as being “in class” by all the applicable Classification Societies (e.g., American Bureau of Shipping, Lloyd's Register of Shipping or DNV GL).

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

Compliance with the above requirements may result in significant expense. If any vessel does not maintain its class or fails any annual, intermediate or special survey, the vessel will be unable to trade between ports and will be unemployable and uninsurable, which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

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

A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental requirements can also affect the resale value or useful lives of our vessels, could require a reduction in cargo capacity, ship modifications or operational changes or restrictions, could lead to decreased availability of insurance coverage for environmental matters or could result in the denial of access to certain jurisdictional waters or ports or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including clean-up obligations and natural resource damages liability, in the event that there is a release of hazardous materials from our vessels or otherwise in connection with our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability, without regard to whether we were negligent or at fault. We could also become subject to personal injury or property damage claims relating to the release of hazardous substances associated with our existing or historic operations. Violations of, or liabilities under, environmental requirements can result in substantial penalties, fines and other sanctions, including, in certain instances, seizure or detention of our vessels, and could harm our reputation with current or potential charterers of our tankers. We will be required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, financial condition, results of operations and cash flows.

In addition, many environmental requirements are designed to reduce the risk of pollution, such as from oil spills, and our compliance with these requirements could be costly. To comply with these and other regulations, including: (i) the sulfur emission requirements of Annex VI of the International Convention for the Prevention of Marine Pollution from Ships, or “MARPOL”, which instituted a global 0.5% (lowered from 3.5% as of January 1, 2020) sulfur cap on marine fuel consumed by a vessel, unless the vessel is equipped with a scrubber, and (ii) the International Convention for the Control and Management of Ships’ Ballast Water and Sediments of the International Maritime Organization, or IMO, which requires vessels to install expensive ballast water treatment systems, or BWTS, we may be required to incur additional costs to meet new maintenance and inspection requirements, develop contingency plans for potential spills, and obtain insurance coverage. The increased demand for low sulfur fuels may increase the costs of fuel for our vessels that do not have scrubbers. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of doing business and which may materially and adversely affect our operations.

Effective January 1, 2020, the IMO, implemented a new regulation for a 0.50% global sulfur cap on marine fuels for vessels without scrubbers (the “IMO 2020 Regulations”). Under this new global cap, vessels are required to use marine fuels with a sulfur content of no more than 0.50% against the former regulations specifying a maximum of 3.50% sulfur in an effort to reduce the emission of sulfur oxide into the atmosphere.

We have incurred increased costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require, among others, the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition. Low sulfur fuel is more expensive than standard marine fuel containing 3.5% sulfur content and may become more expensive or difficult to obtain as a result of increased demand. If the cost differential between low sulfur fuel and high sulfur fuel is significantly higher than anticipated, or if low sulfur fuel is not available at ports on certain trading routes, it may not be feasible or competitive to operate our vessels on certain trading routes without installing scrubbers or without incurring deviation time to obtain compliant fuel. Scrubbers may not be available to be installed on such vessels at a favorable cost or at all if we seek them at a later date. Further, there is risk that if the fuel spread between high sulfur fuel oil and low sulfur fuel oil decreases, we may not be able to recover the investments we have made in our scrubbers with our expected timeframes or at all. As of December 31, 2021, 32 of the vessels owned and leased by the Company are fitted with scrubbers, of which 14 vessels were delivered to the Company with scrubbers fitted, and two further scrubber installations are planned in 2022. As of December 31, 2021, the Company has incurred $72.1 million since 2018 on the purchase and installation of scrubbers on 20 vessels, of which two were sold prior to year end.

Furthermore, depending on the date of the International Oil Pollution Prevention, or IOPP, renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ships constructed on or after September 8, 2017 are to comply with the D-2 standards on or after September 8, 2017. As of December 31, 2021, the Company has incurred $20.4 million since 2018 to comply with these regulations.

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit, or VGP program and the U.S. National Invasive Species Act, or NISA, are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act, or VIDA, which was signed into law on December 4, 2018, requires that the U.S. Environmental Protection Agency, or EPA, develop national standards of performance for approximately 30 discharges, similar to those found in the VGP within two years. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA. By approximately 2022, the U.S. Coast Guard must develop corresponding implementation, compliance and enforcement regulations regarding ballast water. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.

We continue to evaluate different options in complying with IMO and other rules and regulations.

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

The operation of our vessels is affected by the requirements set forth in the IMO's International Safety Management Code, (the “ISM Code”). The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. If we fail to comply with the ISM Code, we may be subject to increased liability, including the invalidation of existing insurance or a decrease of available insurance coverage for our affected vessels and such failure may result in a denial of access to, or detention in, certain ports. The U.S. Coast Guard and European Union authorities enforce compliance with the ISM and International Ship and Port Facility Security Code, or the ISPS Code, and prohibit non-compliant vessels from trading in U.S. and European Union ports. This could have a material adverse effect on our future performance, results of operations, cash flows and financial position. Given that the IMO continues to review and introduce new regulations, it is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

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

Maritime claimants could arrest or attach one or more of our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien-holder may enforce its lien by "arresting" or "attaching" a vessel through judicial or foreclosure proceedings. The arrest or attachment of one or more of our vessels could result in a significant loss of earnings for the related off-hire period.

In addition, in jurisdictions where the "sister ship" theory of liability applies, such as South Africa, a claimant may arrest the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. In countries with "sister ship" liability laws, claims might be asserted against us or any of our vessels for liabilities of other vessels that we own

Governments could requisition our vessels during a period of war or emergency resulting in a loss of earnings.

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

As of December 31, 2021, 61 of the 66 vessels, which are owned, leased or chartered-in by us, were employed in the spot market or on short-term or variable rate time charters, and we are therefore exposed to fluctuations in spot market charter rates.

Although the number of vessels in our fleet that participate in the spot market will vary from time to time, we anticipate that a significant portion of our fleet will participate in this market. As a result, our financial performance will be significantly affected by conditions in the tanker spot market and only our vessels that operate under fixed-rate time charters may, during the period such vessels operate under such time charters, provide a fixed source of revenue to us.

Historically, the tanker market has been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. The spot market may fluctuate significantly based upon supply of and demand of vessels and cargoes. The successful operation of our vessels in the competitive spot market depends upon, among other things, obtaining profitable charters and minimizing, to the extent possible, time spent waiting for charters and time spent in ballast. The spot market is very volatile, and, in the past, there have been periods when spot rates have declined below the operating cost of vessels. If future spot market rates decline or stay at current depressed levels, then we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or to pay dividends in the future. Furthermore, as charter rates in the spot market are fixed for a single voyage, which may last up to several weeks, during periods in which charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

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

We have entered into various contracts, including charter parties with our customers, which subject us to counterparty risks. The ability of each of the counterparties to perform its obligations under a contract with us or contracts entered into on our behalf will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the shipping sector, the overall financial condition of the counterparty, charter rates received for tankers and the supply and demand for commodities. Should a counterparty fail to honor its obligations under any such contracts, we could sustain significant losses that could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to pay dividends. As of December 31, 2021 five of our vessels are currently on time charters with a fixed rate element. The time charters have a remaining duration of less than one year.

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

For vessels on voyage charters, fuel oil, or bunkers, is a significant, if not the largest, expense. Changes in the price of fuel may adversely affect our profitability to the extent we have vessels on voyage charters. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, such as those in the Ukraine region, supply and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries, or OPEC, and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Any future increase in the cost of fuel may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

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
•cost of newbuildings;
•shipyard capacity;
•governmental or other regulations;
•changes in environmental and other regulations that may limit the useful lives of vessels;
•distressed asset sales, including newbuilding contract sales below acquisition costs due to lack of financing;
•types, sizes and ages of vessels;
•prevailing level of charter rates;
•the need to upgrade secondhand and previously owned vessels as a result of charterer requirements; and
•technological advances in vessel design or equipment or otherwise.

During the period a vessel is subject to a charter, we might not be permitted to sell it to take advantage of increases in vessel values without the charterers' agreement. If we sell a vessel at a time when ship prices have fallen, the sale may be at less than the vessel's carrying amount on our financial statements, with the result that we could incur a loss and a reduction in earnings. In addition, if we determine at any time that a vessel's future limited useful life and earnings require us to impair its value on our financial statements, that could result in a charge against our earnings and a reduction of our shareholders' equity. It is possible that the market value of our vessels will decline in the future and could adversely affect our ability to comply with current or future financial covenants contained in our loan agreements or other financing arrangements. Any impairment charges incurred as a result of declines in charter rates and other market deterioration could negatively affect our business, financial condition, operating results or the trading price of our ordinary shares.

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

Our fixed rate time charters may limit our ability to benefit from any improvement in charter rates, and at the same time, our revenues may be adversely affected if we do not successfully employ our vessels on the expiration of our charters.

As of December 31, 2021, five of our vessels, which are owned, leased or chartered-in by us, are currently on fixed rate charters with an initial duration in excess of six months. While our fixed rate time charters generally provide more reliable revenues, they also limit the portion of our fleet available for spot market voyages during an upswing in the tanker industry cycle, when spot market voyages might be more profitable. By the same token, we cannot assure you that we will be able to successfully employ our vessels in the future or renew existing charters at rates sufficient to allow us to operate our business profitably or meet our obligations. A decline in charter or spot rates or a failure to successfully charter our vessels could have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends.

Purchasing and operating secondhand vessels may result in increased operating costs and vessels off-hire, which could adversely affect our earnings.

Our long-term business strategy also includes growth through the acquisition of secondhand vessels. Even following a physical inspection of secondhand vessels prior to purchase, we do not have the same knowledge about their condition and cost of any required (or anticipated) repairs than we would have had if these vessels had been built for and operated exclusively by us. Accordingly, we may not discover defects or other problems with such vessels prior to purchase. Any hidden defects, when detected may be expensive to repair, and if not detected, may result in accidents or other incidents for which we may become liable to third parties. Also, when purchasing secondhand vessels, we typically do not receive the benefit of any builder warranties if the vessels we buy are older than one year.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of the December 31, 2021 average age of our fleet is approximately 5 years. As our fleet ages we will incur increased costs. Older vessels are typically less fuel efficient than more recently constructed vessels due to improvements in engine and hull technology. Governmental regulations, safety and other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment to some of our vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. As a result, regulations and standards could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to pay dividends.

Delays or defaults by the shipyards in the construction of our newbuildings could increase our expenses and diminish our net income and cash flows.

As of December 31, 2021, we had contracts for six newbuilding vessels. Vessel construction projects are generally subject to risks of delay that are inherent in any large construction project, which may be caused by numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions or any other events of force majeure. Significant delays could adversely affect our financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel, and we will continue to incur costs and expenses related to delayed vessels, such as supervision expense and interest expense for the issued and outstanding debt.

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

International shipping is subject to security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. Under the U.S. Maritime Transportation Security Act of 2002, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities. These security procedures can result in delays in the loading, offloading or trans-shipment and the levying of customs duties, fines or other penalties against exporters or importers and, in some cases, carriers. Future changes to the existing security procedures may be implemented that could affect the tanker sector. These changes have the potential to impose additional financial and legal obligations on carriers and, in certain cases, to render the shipment of certain types of goods uneconomical or impractical. These additional costs could reduce the volume of goods shipped, resulting in a decreased demand for vessels and have a negative effect on our business, revenues and customer relations.

Volatility of LIBOR and potential changes of the use of LIBOR as a benchmark could affect our profitability, earnings and cash flow.

As certain of our current financing agreements have, and our future financing arrangements may have, floating interest rates, typically based on LIBOR, movements in interest rates could negatively affect our financial performance. The publication of U.S. Dollar LIBOR for the one-week and two-month U.S. Dollar LIBOR tenors ceased on December 31, 2021, and the ICE Benchmark Administration (“IBA”), the administrator of LIBOR, with the support of the United States Federal Reserve and the United Kingdom’s Financial Conduct Authority, announced the publication of all other U.S. Dollar LIBOR tenors will cease on June 30, 2023. The United States Federal Reserve concurrently issued a statement advising banks to cease issuing U.S. Dollar LIBOR instruments after 2021. As such, any new loan agreements we enter into will not use LIBOR as an interest rate, and we will need to transition our existing loan agreements from U.S. Dollar LIBOR to an alternative reference rate prior to June 2023.

In response to the anticipated discontinuation of LIBOR, working groups are converging on alternative reference rates. The Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or “SOFR.” At this time, it is not possible to predict how markets will respond to SOFR or other alternative reference rates. The impact of such a transition from LIBOR to SOFR or another alternative reference rate could be significant for us.

In order to manage our exposure to interest rate fluctuations under LIBOR, SOFR or any other alternative rate, we have and may from time to time use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position. Interest rate derivatives may also be impacted by the transition from LIBOR to SOFR or other alternative rates.

The discontinuation of LIBOR presents a number of risks to our business, including volatility in applicable interest rates among our financing agreements, potential increased borrowing costs for future financing agreements or unavailability of or difficulty in attaining financing, which could in turn have an adverse effect on our profitability, earnings and cash flow.

We may be unable to comply with the covenants contained in our loan agreement, which could affect our ability to conduct our business.

As of December 31, 2021, we had $2,316.2 million of outstanding debt. Certain of our debt facilities require us or our subsidiaries to maintain the following financial covenants; minimum value of vessels, value-adjusted equity, positive working capital, and a certain level of free cash.

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

Failure to comply with the U.S. Foreign Corrupt Practices Act and other anti-corruption laws could result in fines, criminal penalties and an adverse effect on our business.

We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA and other anti-bribery legislation. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management. Though we have implemented monitoring procedures and required policies, guidelines, contractual terms and audits, these measures may not prevent or detect failures by our agents or intermediaries regarding compliance.

As an exempted company incorporated under Bermuda law, our operations are subject to economic substance requirements.

The Economic Substance Act 2018 and the Economic Substance Regulations 2018 of Bermuda (the “Economic Substance Act” and the “Economic Substance Regulations”, respectively) became operative on December 31, 2018. The Economic Substance Act applies to every registered entity in Bermuda that engages in a relevant activity and requires that every such entity shall maintain a substantial economic presence in Bermuda. Relevant activities for the purposes of the Economic Substance Act are banking business, insurance business, fund management business, financing business, leasing business, headquarters business, shipping business, distribution and service center business, intellectual property holding business and conducting business as a holding entity.

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

In December 2015, our Board of Directors, or our Board, approved implementing a dividend policy to distribute quarterly dividends to shareholders equal to or close to earnings per share adjusted for non-recurring items. No cash dividends were declared in 2021. The amount and timing of dividends will depend on our earnings, financial condition, cash position, Bermuda law affecting the payment of distributions and other factors. However, we could incur other expenses or contingent liabilities that would reduce or eliminate the cash available for distribution by us as dividends. In addition, the timing and amount of dividends, if any, is at the discretion of our Board. We cannot guarantee that our Board will declare dividends in the future.

We may not be able to obtain financing on terms acceptable to us or at all, which may negatively impact our business.

We cannot guarantee that we will be able to obtain additional financing at all or on terms acceptable to us. If adequate funds are not available, we may have to reduce expenditures for investments in new and existing projects, which could hinder our growth, prevent us from realizing potential revenues from prior investments and have a negative impact on our cash flows and results of operations.

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

As of December 31, 2021, we had $112.5 million of goodwill on our balance sheet. Any goodwill impairment loss would negatively impact our results of operations and financial position.

The aging of our fleet may result in increased operating costs or loss of hire in the future, which could adversely affect our earnings.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of December 31, 2021, the average age of our tanker fleet, owned, leased or chartered-in by us, is approximately 5 years. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel-efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, including environmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions might not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

If we do not set aside funds and are unable to borrow or raise funds for vessel replacement at the end of a vessel's useful life our revenue will decline, which would adversely affect our business, results of operations, financial condition and ability to pay dividends.

If we do not set aside funds and are unable to borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition and ability to pay dividends would be adversely affected. Any funds set aside for vessel replacement will not be available for cash distributions and dividends.

Hemen may be able to exercise significant influence over us and may have conflicts of interest with our other shareholders.

As of December 31, 2021, Hemen Holding Ltd, or Hemen, a Cyprus holding company, whose shares are indirectly held by two trusts settled by our Director, Mr. Fredriksen, for the benefit of his family, owns approximately 39% of our outstanding ordinary shares. Please see "Item 7. Major Shareholders and Related Party Transactions - A. Major Shareholder." For so long as Hemen owns a significant percentage of our outstanding ordinary shares, it may be able to exercise significant influence over us and will be able to strongly influence the outcome of shareholder votes on other matters, including the adoption or amendment of provisions in our articles of incorporation or bye-laws and approval of possible mergers, amalgamations, control transactions and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, amalgamations, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our ordinary shares. Hemen may not necessarily act in accordance with the best interests of other shareholders. The interests of Hemen may not coincide with the interests of other holders of our ordinary shares. To the extent that conflicts of interests may arise, Hemen may vote in a manner adverse to us or to you or other holders of our securities.

Certain of our directors, executive officers and major shareholders may have interests that are different from the interests of our other shareholders.

Certain of our directors, executive officers and major shareholders may have interests that are different from, or are in addition to, the interests of our other shareholders. In particular, Hemen and certain related companies whose shares are indirectly held by trusts settled by Mr. Fredriksen, our Director, for the benefit of his family beneficially own 79,321,042, or 39.0%, of our ordinary shares as of March 16, 2021.

Hemen is also a principal shareholder of a number of other large publicly traded companies involved in various sectors of the shipping and oil services industries, or the Hemen Related Companies. In addition, certain of our directors, including Mr. Lorentzon, Mr. Fredriksen, Mr. O'Shaughnessy, Mr. Svelland and Mr. Jensen, also serve on the boards of one or more of the

Hemen Related Companies, including but not limited to, Golden Ocean Group Limited, or Golden Ocean, SFL Corporation Ltd, or SFL, Archer Limited, Avance Gas Holding Ltd. and Flex LNG Ltd. There may be real or apparent conflicts of interest with respect to matters affecting Hemen and other Hemen Related Companies whose interests in some circumstances may be adverse to our interests.

We may be unable to attract and retain key management personnel in the tanker industry, which may negatively impact the effectiveness of our management and our results of operation.

Our success depends to a significant extent upon the abilities and efforts of our senior executives and Mr. Fredriksen, for the management of our activities and strategic guidance. While we believe that we have an experienced management team, the loss or unavailability of one or more of our senior executives and Mr. Fredriksen, for any extended period of time could have an adverse effect on our business and results of operations.

If labor interruptions are not resolved in a timely manner, they could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

As of December 31, 2021, we employed approximately 79 people in our offices in Bermuda, the United Kingdom, Singapore, Norway and China. We contract with independent ship managers to manage and operate our vessels, including the crewing of those vessels. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out as we expect and could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

We may not have adequate insurance to compensate us if our vessels are damaged or lost.

We procure insurance for our fleet against those risks that we believe the shipping industry commonly insures. These insurances include hull and machinery insurance; protection and indemnity insurance, which include environmental damage and pollution insurance coverage; freight, demurrage and defense insurance, which provides cover to shipowners and operators for legal and other costs incurred in relation to disputes that are uninsured; and war risk insurance. We can give no assurance that we will be adequately insured against all risks and we cannot guarantee that any particular claim will be paid, even if we have previously recorded a receivable or revenue in respect of such claim. Our insurance policies may contain deductibles for which we will be responsible and limitations and exclusions, which may increase our costs or lower our revenues.

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

Our executive offices, administrative activities and the majority of our assets are located outside the United States. In addition, our directors and officers are not residents of the United States. As a result, it may be more difficult for investors to effect service of process within the United States upon us, or to enforce both in the United States and outside the United States judgments against us in any action, including actions predicated upon the civil liability provisions of the federal securities laws of the United States.

United States tax authorities could treat the Company as a "passive foreign investment company," which could have adverse United States federal income tax consequences to United States shareholders.

A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." United States shareholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to certain distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

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

We believe we qualify for this statutory tax exemption for the 2021 taxable year.

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

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s internet site is www.sec.gov. The address of the Company's internet site is www.frontline.bm. The information on our website is not incorporated by reference into this annual report.

Vessel Acquisitions, Disposals, Redeliveries and Newbuilding Contracts of the Company

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

In June 2019, the Company ordered two LR2 newbuildings from Shanghai Waigaoqiao Shipbuilding Co. Ltd., or SWS, China, at a cost of $46.7 million each. One LR2 tanker was delivered in March 2021, and one was delivered in April 2021.

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

In October 2019, the Company exercised the options for two additional LR2 newbuildings from SWS, at a cost of $46.7 million each. One LR2 tanker was delivered in September 2021, and one was delivered in November 2021.

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

In May 2021, the Company entered into an agreement for the acquisition through resale of six latest generation ECO-type VLCC newbuilding contracts. The six VLCCs are currently under construction at the HHI shipyard in South Korea and are being acquired for an aggregate purchase price of $565.8 million. The vessels are due for delivery during 2022 starting in the first quarter.

In June 2021, the Company entered into an agreement to acquire two scrubber-fitted, latest generation ECO-type VLCCs built in 2019 at Hyundai Heavy Industries shipyard in South Korea for a total of $180.0 million. The vessels were delivered during the fourth quarter of 2021.

In November 2021, Frontline announced that it has entered into an agreement whereby the Company will sell four of its scrubber-fitted LR2 tankers built in 2014 and 2015 for an aggregate sale price of $160.0 million to SFL Tanker Holding Ltd., a company related to Hemen, our largest shareholder. In December 2021, two LR2 tankers were delivered to new owners. In January 2022 the remaining two LR2 tankers were delivered to new owners.

B.  BUSINESS OVERVIEW

As of December 31, 2021, the Company’s fleet consisted of 70 vessels, with an aggregate capacity of approximately 12.7 million DWT:

(i)64 vessels owned by the Company (17 VLCCs, 27 Suezmax tankers, 20 LR2/Aframax tankers);
(ii)two VLCCs that are under finance leases; and
(iii)four vessels that are under the Company’s commercial management (two Suezmax tankers, and two Aframax tankers).

Furthermore, as of December 31, 2021, the Company’s newbuilding program consisted of six VLCCs which are expected to be delivered during 2022, starting in the first quarter.

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

The tanker industry is highly cyclical, experiencing volatility in profitability, vessel values and freight rates. Freight rates are strongly influenced by the supply of tanker vessels and the demand for oil transportation. Refer to "Item 5. Operating and Financial Review and Prospects-Overview" for a discussion of the tanker market in 2020 and 2021.

Similar to structures commonly used by other shipping companies, our vessels are all owned by, or chartered to, separate subsidiaries or associated companies. Frontline Management AS and Frontline Management (Bermuda) Limited, both wholly owned subsidiaries, which we refer to collectively as Frontline Management, support us in the implementation of our decisions. Frontline Management is responsible for the commercial management of our ship owning subsidiaries, including chartering and insurance. Each of our vessels is registered under the Marshall Islands or Hong Kong flag.

In August 2009, the Company established SeaTeam Management Pte Ltd, or SeaTeam Management, a ship management company in Singapore. SeaTeam Management was a complement to the external ship management companies currently offering services to the Company and was not a change in the Company's outsourcing strategy. In October, 2020, the Company sold its 71.38% ownership interest in SeaTeam Management to OSM Maritime Group, or OSM. In connection with this transaction, the total consideration allocated to the Company amounted to $10.7 million, $5.4 million of which was received in October 2020 upon the completion of the sale. The outstanding amount was paid in 2021. A gain from the sale of $6.9 million was recorded in 2020.

Strategy

Our principal focus is the transportation of crude oil and related refined petroleum cargoes for major oil companies and large oil trading companies. We seek to optimize our income and adjust our exposure through actively pursuing charter opportunities whether through spot charters, time charters, bareboat charters, sale and leasebacks, straight sales and purchases of vessels, newbuilding contracts and acquisitions.
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

Environmental, Social & Governance

Frontline relies on the SASB framework for our sector to ensure the proper monitoring of material ESG issues. To aid us in prioritizing our sustainability efforts, we conducted a materiality analysis in 2020. For more information with respect to how the materiality analysis was conducted, please see our 2020 Environmental Social Governance Report, which may be found on our website at https://www.frontline.bm/about-frontline-ltd/environmental-social-governance-esg/. The information on our website is not incorporated by reference into this annual report.

Identifying and addressing ESG risks and opportunities is at the core of Frontline’s business strategy, which in turn, guides our daily operations.

Frontline continues to invest in the expansion and modernization of our fleet as demonstrated by the delivery of four LR2 tanker newbuildings and two latest generation ECO-type VLCCs in 2021, and the upcoming delivery of six VLCCs newbuildings in 2022. Our long-term focus on maintaining a modern, energy efficient fleet has positioned us well to mitigate the risks and capitalize on the opportunities provided by the ever-increasing environmental laws and regulations. As part of our energy efficiency project, “Decarbonization journey towards IMO 2030-2050”, we have fully digitalized our ship performance data into our digital monitoring platform, Veracity. Closely monitoring, managing, and reporting ESG related key performance indicators, or KPIs, including energy efficiency and health and safety metrics, is part of our daily operations. Based on our 2021 emissions data verified by DNV, our owned fleet would achieve an overall weighted average carbon intensity rating of ‘A’ (major superior performance level) under the ship rating system adopted by the IMO, outperforming the IMO’s and the Poseidon Principles’ decarbonization trajectories.

Our number one priority is the health and safety of our people, including the thousands of seafarers employed by the ship management companies we partner with. Safety first, no compromises. The COVID-19 pandemic has placed great demands on our people, none more so than our ship crew members, and we are extremely grateful for their hard work and dedication during this challenging time. Our seafarers have endured quarantine and extensive test-regimes to safeguard people and society. To address some of these challenges we have supported our ship managers with the implementation of well-being initiatives and have ensured that all seafarers have access to mental health support, rolling out a digital platform that gives seafarers access to a doctor, psychologist, and dietician at their discretion.

Frontline has a comprehensive compliance program led by our dedicated Compliance Officer which ensures we conduct our business in an honest and ethical manner. This includes robust policies and procedures, mitigating the risks of our industry and operations, annual risk assessments by external advisors, training for all employees, management and the Board of Directors, third party audits, internal systems and controls, remediation, and investigations, as well as quarterly reporting to the Audit Committee. As a result, Frontline can monitor and comprehend emerging challenges arising not only from laws, regulations, and public authorities, but also from the expectations of our key stakeholders, such as investors, banks and customers.

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

Customers

No single customer in the years ended December 31, 2021 and December 31, 2020, accounted for 10% or more of the Company's consolidated revenues.

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

Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

The International Maritime Organization, or IMO, which is the United Nations' agency for maritime safety and the prevention of pollution by vessels, has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as “MARPOL,” the International Convention for the Safety of Life at Sea of 1974, or SOLAS Convention, and the International Convention on Load Lines of 1966, or LL Convention. MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to drybulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997; new emissions standards, titled IMO-2020, took effect on January 1, 2020.

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

On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention, or IAPP Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships, with the exception of vessels fitted with exhaust gas cleaning equipment (“scrubbers”) which can carry fuel of higher sulfur content, were adopted and took effect March 1, 2020. These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.

Sulfur content standards are even stricter within certain “Emission Control Areas,” or ECAs. As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. In December 2021, the member states of the Convention for the Protection of the Mediterranean Sea Against Pollution (“Barcelona Convention”) agreed to support the designation of a new ECA in the Mediterranean. The group plans to submit a formal proposal to the IMO by the end of 2022 with the goal of having the ECA implemented by 2025. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA, or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

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

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans, or SEEMP, and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index, or EEDI. Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014. MEPC 75 adopted amendments to MARPOL Annex VI which brings forward the effective date of the EEDI’s “phase 3” requirements from January 1, 2025 to April 1, 2022 for several ship types, including gas carriers, general cargo ships, LNG carriers and oil tankers.

Additionally, MEPC 75 introduced draft amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”). The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. Additionally, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content. MEPC 75 also approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (“HFO”) by ships in Arctic waters on and after July 1, 2024. The draft amendments introduced at MEPC 75 were adopted at the MEPC 76 session on June 2021 and are expected to enter into force on November 1, 2022, with the requirements for EEXI and CII certification coming into effect from January 1, 2023. Any vessels that will not meet this new EEXI requirement will need to adopt energy-saving/emission reducing technology, through retrofits, to reach compliant levels. This creates a vast array of implications for the tanker industry going forward. Recycling of older ships could accelerate as the investments to comply with regulations are not feasible. One of the most efficient ways of reducing emissions is reducing power, this would in turn limit vessel speed and with that supply.

MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic.

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

Under Chapter IX of the SOLAS Convention or the ISM Code, our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical managers have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

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

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code, or IMDG Code. Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements. Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. The upcoming amendments, which will come into force on June 1, 2022, include (1) addition of a definition of dosage rate, (2) additions to the list of high consequence dangerous goods, (3) new provisions for medical/clinical waste, (4) addition of various ISO standards for gas cylinders, (5) a new handling code, and (6) changes to stowage and segregation provisions.

The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers, or SCTW. As of February 2017, all seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate. Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.

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

Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. By IMO resolution, administrations are encouraged to ensure that cyber-risk management systems are incorporated by ship-owners and managers by their first annual Document of Compliance audit after January 1, 2021. In February 2021, the U.S. Coast Guard published guidance on addressing cyber risks in a vessel's safety management system. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of future regulations is hard to predict at this time.

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

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first IOPP renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Those changes were adopted at MEPC 72. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Under these amendments, all ships must meet the D-2 standard by September 8, 2024. Costs of compliance with these regulations may be substantial. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments are expected to enter into force on June 1, 2022.

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

In November 2020, MEPC 75 approved draft amendments to the Anti-fouling Convention to prohibit anti-fouling systems containing cybutryne, which would apply to ships from January 1, 2023, or, for ships already bearing such an anti-fouling system, at the next scheduled renewal of the system after that date, but no later than 60 months following the last application to the ship of such a system. In addition, the IAFS Certificate has been updated to address compliance options for anti-fouling systems to address cybutryne. Ships which are affected by this ban on cybutryne must receive an updated IAFS Certificate no later than two years after the entry into force of these amendments. Ships which are not affected (i.e. with anti-fouling systems which do not contain cybutryne) must receive an updated IAFS Certificate at the next Anti-fouling application to the vessel. These amendments were formally adopted at MEPC 76 in June 2021.

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
(iv) lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and
(v) net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

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

Bureau of Safety and Environmental Enforcement’s, or BSEE, revised Production Safety Systems Rule, or PSSR, effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and the former U.S. President Trump had proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling. In January 2021, U.S. President Biden signed an executive order temporarily blocking new leases for oil and gas drilling in federal waters. However, attorney generals from 13 states filed suit in March 2021 to lift the executive order, and in June 2021, a federal judge in Louisiana granted a preliminary injunction against the Biden administration, stating that the power to pause offshore oil and gas leases “lies solely with Congress.” With these rapid changes, compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

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

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States”, or WOTUS, thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of WOTUS. In 2019 and 2020, the agencies repealed the prior WOTUS Rule and promulgated the Navigable Waters Protection Rule (“NWPR”) which significantly reduced the scope and oversight of EPA and the Department of the Army in traditionally non-navigable waterways. On August 30, 2021, a federal district court in Arizona vacated the NWPR and directed the agencies to replace the rule. On December 7, 2021, the EPA and the Department of the Army proposed a rule that would reinstate the pre-2015 definition, which was subject to public comment until February 7, 2022. On January 24, 2022, the U.S. Supreme Court granted certiorari for Sackett v. EPA, which will address the scope of WOTUS and may resolve this issue

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the VIDA, which was signed into law on December 4, 2018 and replaces the 2013 VGP program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under NISA, such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under Clean Water Act (CWA), requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA’s promulgation of standards. Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized. Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent, or NOI or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of BWTS on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

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

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market. On July 14, 2021, the European Parliament formally proposed its plan, which would involve gradually including the maritime sector from 2023 and phasing the sector in over a three-year period. This will require shipowners to buy permits to cover these emissions. Contingent on negotiations and a formal approval vote, these proposed regulations may not enter into force for another year or two.

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

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. At MEPC 77, the Member States agreed to initiate the revision of the Initial IMO Strategy on Reduction of GHG emissions from ships, recognizing the need to strengthen the ambition during the revision process. A final draft Revised IMO GHG Strategy would be considered by MEPC 80 (scheduled to meet in spring 2023), with a view to adoption. Compliance with these regulations and other changes in laws, regulations and obligations relating to climate change affects the propulsion options in subsequent vessel designs and could increase our costs related to acquiring new vessels, operating and maintaining our existing vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program.

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

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, former U.S. President Trump signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and in August 2019, the Administration announced plans to weaken regulations for methane emissions. On August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities. However, U.S. President Biden recently directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules. On November 2, 2021, the EPA issued a proposed rule under the CAA designed to reduce methane emissions from oil and gas sources. The proposed rule would reduce 41 million tons of methane emissions between 2023 and 2035 and cut methane emissions in the oil and gas sector by approximately 74 percent compared to emissions from this sector in 2005. EPA also anticipates issuing a supplemental proposed rule in 2022 to include additional methane reduction measures following public input and anticipates issuing a final rule by the end of 2022. If these new regulations are finalized, they could affect our operations.

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

For more information on the Company's approach to ESG issues, see our 2020 ESG Report at our website www.frontline.bm under “Environmental, Social and Governance.” None of the information or contents of our 2020 ESG Report are incorporated into this Annual Report on Form 20-F.

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

Inspection by Classification Societies

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS. The IACS has adopted harmonized Common Structural Rules, or the Rules, which apply to oil tankers and bulk carriers contracted for construction on or after July 1, 2015. The Rules attempt to create a level of consistency between IACS Societies. All of our vessels are certified as being “in class” by the applicable Classification Societies (e.g., American Bureau of Shipping., Lloyd's Register of Shipping or DNV GL).

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

Our protection and indemnity insurance, or P&I insurance, covers third party liabilities and other related expenses from, among other things, injury or death of crew, passengers and other third parties, claims arising from collisions, damage to cargo and other third party property and pollution arising from oil or other substances. Our current P&I insurance coverage for pollution is the maximum commercially available amount of $1.0 billion per vessel per incident and is provided by mutual protection and indemnity associations. Each of the vessels currently in our fleet is entered in a protection and indemnity association which is a member of the International Group of Protection & Indemnity Clubs. The 13 protection and indemnity associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to re-insure each association's liabilities. The International Group’s website states that the Pool provides a mechanism for sharing all claims in excess of US$ 10 million up to, currently, approximately US$ 3.1 billion. As a member of protection and indemnity associations, which are, in turn, members of the International Group, we are subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations and members of the pool of protection and indemnity associations comprising the International Group.

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

D.  PROPERTY, PLANTS AND EQUIPMENT

The Company's Vessels

The following table sets forth certain information regarding the fleet that we operated as of December 31, 2021:

Vessel	Built	Approximate Dwt.	Flag	Type of Employment(1)
Tonnage Owned
VLCCs
Front Kathrine	2009	298,000	MI	Spot market
Front Queen	2009	298,000	MI	Spot market
Front Eminence	2009	321,000	MI	Spot market
Front Endurance	2009	321,000	MI	Spot market
Front Cecilie	2010	297,000	MI	Spot market
Front Signe	2010	297,000	MI	Spot market
Front Duke	2016	299,000	MI	Spot market
Front Duchess	2017	299,000	MI	Spot market
Front Earl	2017	303,000	MI	Spot market
Front Prince	2017	301,000	MI	Spot market
Front Empire	2018	303,000	MI	Spot market
Front Princess	2018	302,000	MI	Spot market
Front Defender	2019	299,000	MI	Spot market
Front Discovery	2019	299,000	MI	Spot market
Front Dynamic	2020	299,000	MI	Spot market
Front Driva	2019	319,000	MI	Spot market
Front Nausta	2019	319,000	MI	Spot market

Suezmax Tankers
Front Ull	2014	157,000	MI	Spot market
Front Idun	2015	157,000	MI	Spot market
Front Thor	2010	157,000	MI	Spot market

Front Loki	2010	157,000	MI	Spot market
Front Odin	2010	157,000	MI	Spot market
Front Njord	2010	157,000	MI	Spot market
Front Balder	2009	156,000	MI	Spot market
Front Brage	2011	157,000	MI	Spot market
Front Crown	2016	157,000	MI	Spot market
Front Challenger	2016	157,000	MI	Spot market
Front Classic	2017	157,000	MI	Spot market
Front Clipper	2017	157,000	MI	Spot market
Front Crystal	2017	157,000	MI	Spot market
Front Coral	2017	158,000	MI	Spot market
Front Cosmos	2017	158,000	MI	Spot market
Front Cascade	2017	157,000	MI	Spot market
Front Sparta	2019	157,000	HK	Spot market
Front Samara(2)	2019	157,000	HK	Time charter
Front Siena	2019	157,000	HK	Spot market
Front Singapore(2)	2019	157,000	HK	Time charter
Front Seoul	2019	157,000	HK	Spot market
Front Santiago(2)	2019	157,000	HK	Time charter
Front Savannah(2)	2019	157,000	HK	Time charter
Front Suez	2019	157,000	HK	Spot market
Front Shanghai(2)	2019	157,000	HK	Time charter
Front Silkeborg	2019	157,000	HK	Spot market
Front Cruiser	2020	157,000	MI	Spot market

LR2/Aframax Tankers
Front Lion	2014	115,000	MI	Spot market
Front Panther	2015	115,000	MI	Spot market
Front Ocelot	2016	110,000	MI	Spot market
Front Cheetah	2016	110,000	MI	Spot market
Front Lynx	2016	110,000	MI	Spot market
Front Cougar	2016	110,000	MI	Spot market
Front Leopard	2016	110,000	MI	Spot market
Front Jaguar	2016	110,000	MI	Spot market
Front Altair	2016	110,000	MI	Spot market
Front Antares	2017	110,000	MI	Spot market
Front Vega	2017	110,000	MI	Spot market
Front Sirius	2017	110,000	MI	Spot market
Front Castor	2017	110,000	MI	Spot market
Front Pollux	2017	110,000	MI	Spot market
Front Capella	2017	110,000	MI	Spot market
Front Polaris	2018	110,000	MI	Spot market
Front Fusion	2021	110,000	MI	Spot market
Front Future	2021	110,000	MI	Spot market
Front Favour	2021	110,000	MI	Spot market
Front Feature	2021	110,000	MI	Spot market

Tonnage chartered-in from SFL
VLCCs
Front Force	2004	305,000	MI	Spot market
Front Energy	2004	305,000	MI	Spot market

1.Time Charter includes those contracts with durations in excess of six months.
2.These vessels were chartered out on time charters in August 2019, with earliest redelivery in July 2022.

Our fleet chartered-in from SFL is contracted to us under leasing arrangements with remaining fixed terms approximately five years.

Key to Flags:

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

Overview

As of December 31, 2021, the Company’s fleet consisted of 70 vessels, with an aggregate capacity of approximately 12.7 million DWT:

(i)64 vessels owned by the Company (17 VLCCs, 27 Suezmax tankers, 20 LR2/Aframax tankers);
(ii)two VLCCs that are under finance leases; and
(iii)four vessels that are under the Company’s commercial management (two Suezmax tankers, and two Aframax tankers).

Furthermore, as of December 31, 2021, the Company’s newbuilding program consisted of six VLCCs which are expected to be delivered during 2022, starting in the first quarter.

A full fleet list is provided in "Item 4. Information on the Company - D. Property, Plants and Equipment" showing the vessels that we own, lease and charter-in as of December 31, 2021. See Note 30. to our audited Consolidated Financial Statements included herein for changes in our vessels subsequent to December 31, 2021.

Fleet Changes

Refer to "Item 4. Information on the Company - A. History and Development of the Company - Vessel Acquisitions, Disposals, Redeliveries and Newbuilding Contracts of the Company" for discussion on acquisitions and disposals of vessels. A summary of the changes in the vessels that we own, lease and charter-in for the years ended December 31, 2021, 2020 and 2019 is summarized in the table below.

	2021	2020	2019
VLCCs
At start of period	19	19	17
Other acquisitions/newbuilding deliveries	2	1	2
Disposal/lease termination	—	(1)	—
Redelivered	(2)	—	—
At end of period	19	19	19
Suezmax tankers
At start of period	27	26	16
Other acquisitions/newbuilding deliveries(2)	—	11	—
Chartered-in/redelivered(2)	—	(10)	10
At end of period	27	27	26
LR2/Aframax tankers
At start of period	18	18	18
Other acquisitions/newbuilding deliveries	4	—	—
Disposal/lease termination	(2)	—	—
At end of period	20	18	18
Total
At start of period	64	63	51
Other acquisitions/newbuilding deliveries	6	12	2
Disposal/lease termination	(2)	(1)	—
Chartered-in/ redelivered	(2)	(10)	10
At end of period	66	64	63

1.The table above excludes vessels commercially managed on behalf of third parties and related parties and also the vessel previously recorded as an investment in finance lease and sold in the year ended December 31, 2020.
2. 10 Suezmax tankers chartered-in from Trafigura have been recorded as owned vessels upon closing of the Acquisition in March 2020. See Note 5. to the financial statements for a detailed description of the accounting for this transaction.

Summary of Fleet Employment

As discussed below, our vessels are operated under time charters and voyage charters.

	As of December 31,
	2021		2020		2019
	Number of vessels	Percentage of fleet	Number of vessels	Percentage of fleet	Number of vessels	Percentage of fleet
VLCCs
Spot	19	100%	17	89%	19	100%
Time charter	—	—%	2	11%	—	—%
	19	100%	19	100%	19	100%
Suezmax tankers
Spot	22	81%	22	81%	18	69%
Time charter	5	19%	5	19%	6	23%
Market related time charter	—	—%	—	—%	2	8%
	27	100%	27	100%	26	100%
LR2/Aframax tankers
Spot	20	100%	17	94%	17	94%
Time charter	—	—%	1	6%	1	6%
	20	100%	18	100%	18	100%
Total fleet
Spot	61	92%	56	88%	54	86%
Market related time charter	—	—%	—	—%	2	3%
Time charter	5	8%	8	12%	7	11%
	66	100%	64	100%	63	100%

Market Overview and Trend Information

The statistical data provided in this section has been taken from the International Energy Agency, or IEA, Fearnleys and Clarksons Research, both independent third-party maritime research companies. The figures quoted below are estimates and may vary from estimates provided by other research services. The overviews set forth below are based on information, data and estimates derived from industry sources available as of the date of this annual report, and there can be no assurances that such trends will continue or that any anticipated developments referenced in such section will materialize. This information, data and estimates involve a number of assumptions and limitations, are subject to risks and uncertainties, and are subject to change based on various factors. You are cautioned not to give undue weight to such information, data and estimates. We have not independently verified any third-party information, verified that more recent information is not available and undertake no obligation to update this information unless legally obligated.

The past years have been characterized by large growth in the global crude oil tanker fleet, but the growth continued to slow in 2021 with 35 VLCCs delivered. In 2022 47 VLCCs are scheduled to be delivered, although some of these deliveries are expected to be delayed to 2023. Recycling started to accelerate in 2021 with 17 VLCCs reported sold for recycling. At the end of 2021, the VLCC fleet totaled 838 vessels, the Suezmax fleet totaled 579 vessels after 20 vessels were delivered during the year and 16 were sold for recycling, and the LR2 product tanker fleet totaled 393 vessels.

The estimated average spot charter rate for a VLCC trading on a standard ‘TD3C’ voyage between the Middle East and China in 2021 was an estimated negative daily TCE rate of $518. This compares to an estimated daily TCE rate of $48,300 in 2020. The average rate for a Suezmax tanker trading on a standard ‘TD20’ voyage between West Africa and Rotterdam in 2021 was an estimated daily TCE rate of $3,500. This compares to an estimated daily TCE rate of $26,600 in 2020. The average rate for an LR2 product tanker trading on a standard ‘TC1’ voyage between the Middle East and Japan was an estimated daily TCE rate of $5,900 in 2021. This compares to an estimated daily TCE rate of $27,400 in 2020. These indices offer an indication to what a broad selection of vessels would earn calculated using a strict methodology. As the tanker markets have evolved, so has technology and consumption. A modern low consuming vessel fitted with EGCS is estimated to earn significantly more and estimated TCE for such vessels on a VLCC would in this respect be $14,000, a Suezmax $13,200 and an LR2 $14,400 per day for 2021.

Crude oil demand and the world economy is still recovering from the COVID-19 pandemic. The IEA estimates that world oil demand in 2022 will be 99.7 million barrels per day, or mbpd, rising by 3.3 mbpd by the end of the year, following the steep recovery of 5.5 mbpd in 2021.

World oil supply in 2022 has the potential for a Saudi-driven gain of 6.2 mbpd if OPEC+ fully unwinds its cuts, the IEA estimated, compared with a 1.5 mbpd rise in 2021. Data suggests that 2022 is starting off with global oil inventories well below pre-pandemic levels. A growing discrepancy between observed and calculated stock changes suggests demand could be higher or supply lower than reported or assumed according to IEA.

The recent outbreak of war between Russia and the Ukraine has disrupted supply chains and caused instability in the global economy, while the United States and the European Union, among other countries, announced sanctions against Russia. For example, on March 8, 2022, President Biden issued an executive order prohibiting the import of certain Russian energy products into the United States, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal. Additionally, the executive order prohibits any investments in the Russian energy sector by US persons, among other restrictions. The ongoing conflict could result in the imposition of further economic sanctions against Russia, and the Company’s business may be adversely impacted.

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

We have derived our earnings from time charters, voyage charters, pool arrangements and a finance lease. As of December 31, 2021, 61 of our 66 vessels, which are owned or leased in by us, were employed in the voyage charter market or on short-term or variable rate time charters. The tanker industry has historically been highly cyclical, experiencing volatility in profitability, vessel values and freight rates. In particular, freight and charter rates are strongly influenced by the supply of tanker vessels and the demand for oil transportation services.

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

Although vessels are generally acquired free of charter, we have agreed to acquire (and may in the future acquire) some vessels with time charters. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter. It is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer entering into a separate direct agreement with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter, because it is a separate service agreement between the vessel owner and the charterer. When we purchase a vessel and assume a related time charter, we must take the following steps before the vessel will be ready to commence operations:

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

Selected Financial Data

The selected statement of operations data of the Company with respect to the fiscal years ended December 31, 2021, 2020 and 2019 and the selected balance sheet data of the Company as of December 31, 2021 and 2020 have been derived from the Company's consolidated financial statements included herein and should be read in conjunction with such statements and the notes thereto. The selected balance sheet data as of December 31, 2019, 2018 and 2017 have been derived from consolidated financial statements of the Company not included herein. The selected statement of operations data with respect to the fiscal year ended December 31, 2018 and 2017 have been derived from consolidated financial statements of the Company not included herein.

The following table should also be read in conjunction with the Company's consolidated financial statements and notes thereto included herein. The Company's accounts are maintained in U.S. dollars.

	2021	2020	2019	2018	2017
(in thousands of $, except ordinary shares, per share data and ratios)
Statement of Operations Data :
Total operating revenues (1)	749,381	1,221,187	957,322	742,266	646,326
Total operating expenses	743,058	743,294	721,222	669,761	844,978
Net operating income	12,216	507,795	239,522	82,711	(196,271)
Net (loss) income	(11,148)	413,006	139,986	(8,398)	(264,322)
Net (loss) income attributable to the Company	(11,148)	412,875	139,972	(8,880)	(264,861)
Basic earnings (loss) per share attributable to the Company	$(0.06)	$2.11	$0.81	$(0.05)	$(1.56)
Diluted earnings per share attributable to the Company	$(0.06)	$2.09	$0.78	$(0.05)	$(1.56)
Dividends per share declared	$—	$1.60	$0.10	$—	$0.30

	2021	2020	2019	2018	2017
(in thousands of $, except ordinary shares and ratios)
Balance Sheet Data (at end of year) :
Cash and cash equivalents	113,073	174,721	174,223	66,484	104,145
Newbuildings	130,633	48,498	46,068	52,254	79,602
Vessels and equipment, net	3,477,801	3,307,144	2,579,905	2,476,755	2,342,130
Vessels and equipment under finance leases, net	44,880	53,518	418,390	90,676	251,698
Investment in associated company	555	1,279	4,927	6,246	—
Total assets	4,117,098	3,918,221	3,697,818	3,077,841	3,133,728
Short-term debt and current portion of long-term debt	189,286	167,082	438,962	120,479	113,078
Current portion of obligations under finance leases to related party	7,601	7,810	283,463	11,854	43,316
Long-term debt	2,126,910	1,968,924	1,254,417	1,610,293	1,467,074
Obligations under finance leases to related party	40,865	48,467	76,447	87,930	255,700
Share capital	203,531	197,692	196,894	169,821	169,809
Total equity attributable to the Company	1,653,014	1,612,025	1,509,976	1,163,800	1,187,308
Ordinary shares outstanding (000s) (2)	203,531	197,692	196,894	169,821	169,809
Weighted average ordinary shares outstanding (000s) (2)	198,965	195,637	173,576	169,810	169,809
Other Financial Data:
Equity to assets ratio (percentage) (2)	40.1%	41.1%	40.8%	37.8%	37.9%
Debt to equity ratio (3)	1.4	1.4	1.4	1.6	1.6
Price earnings ratio (4)	(117.8)	2.9	15.9	(110.6)	(2.9)
Time charter equivalent revenue (5)	337,133	840,658	527,446	339,196	365,059

Notes:

1.The Company adopted ASC 606 effective from January 1, 2018 and ASC 842 lease from January 1, 2019. Prior periods have not been restated for the impact of these standards.

2.Equity-to-assets ratio is calculated as total equity attributable to the Company divided by total assets.

3.Debt-to-equity ratio is calculated as total interest bearing current and long-term liabilities, including obligations under finance leases, divided by total equity attributable to the Company.

4.Price earnings ratio is calculated by dividing the closing year end share price by basic earnings per share attributable to the Company.

5.A reconciliation of time charter equivalent revenues to total operating revenues as reflected in the Consolidated Statements of Operations is as follows:

(in thousands of $)	2021	2020	2019	2018	2017
Total operating revenues	749,381	1,221,187	957,322	742,266	646,326
Less:
Finance lease interest income	—	—	(690)	(1,293)	(1,748)
Other income	(14,150)	(22,331)	(33,704)	(24,005)	(20,185)
Other non-vessel related income	(5,401)	(5,100)	—	—	—
Voyage expenses and commissions	(392,697)	(353,098)	(395,482)	(377,772)	(259,334)
Time charter equivalent revenue	337,133	840,658	527,446	339,196	365,059

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

Results of Operations
Total operating revenues and voyage expenses

			Change
(in thousands of $)	2021	2020	$	%
Voyage charter revenues	663,995	1,013,068	(349,073)	(34.5)
Time charter revenues	71,236	185,788	(114,552)	(61.7)
Other income	14,150	22,331	(8,181)	(36.6)
Total operating revenues	749,381	1,221,187	(471,806)	(38.6)

Voyage expenses and commissions	392,697	353,098	39,599	11.2

Voyage charter revenues decreased in the year ended December 31, 2021 as compared to the year ended December 31, 2020 primarily due to:

•a decrease of $368.0 million due to decreased market rates,
•a decrease of $26.3 million due to the termination of operating leases for two VLCCs since January 2020, and
•a decrease of $5.4 million due to the termination of the finance lease for one VLCC since January 2020.

These factors were offset by:

•an increase of $29.2 million due to the delivery of four LR2/Aframax tanker newbuildings, one VLCC newbuilding, one Suezmax tanker newbuilding since January 1, 2020,
•an increase of $17.9 million due to the delivery of five VLCCs, four Suezmax tankers and four LR2/Aframax tankers onto voyage charters as a result of the time charters coming to an end between January 2020 and December 2021, and
•an increase of $3.8 million due to the delivery of two 2019-built VLCCs.

Time charter revenues decreased in the year ended December 31, 2021 as compared to the year ended December 31, 2020 primarily due to:

•a decrease of $101.1 million due to the delivery of five VLCCs, four Suezmax tankers and four LR2/Aframax tankers onto voyage charters as a result of the time charters coming to an end between January 2020 and December 2021, and
•a decrease of $17.6 million due to the termination of leases for three VLCCs since January 2020.

These factors were offset by:

•an increase of $4.2 million due to the delivery of five Suezmax tankers onto time charter in August 2019 as part of the Acquisition. For accounting purposes the leases did not commence until closing of the transaction which took place on March 16, 2020.

Other income primarily comprises the income earned from the technical and commercial management of related party and third party vessels and newbuilding supervision fees derived from related parties. The decrease in the year ended December 31, 2021 as compared to the year ended December 31, 2020 was primarily due to:

•a decrease in technical management fees earned of $2.8 million as a result of the sale of Seateam Management in October 2020,
•a decrease in newbuilding supervision fees of $3.8 million as a result of a reduction in the number of newbuildings under management, and
•a reduction in commercial management fees of $1.5 million as a result of the termination of three commercial management agreements since January 1, 2020.

Voyage expenses and commissions increased in the year ended December 31, 2021 as compared to the year ended December 31, 2020 primarily due to:

•an increase of $30.9 million due to the delivery of five VLCCs, four Suezmax tankers and four LR2/Aframax tankers onto voyage charters as a result of the time charters coming to an end between January 2020 and December 2021,
•an increase of $16.6 million due to the delivery of four LR2/Aframax tanker newbuildings, one VLCC newbuilding, one Suezmax tanker newbuilding since January 1, 2020,
•an increase of $2.8 million due to the delivery of two 2019-built VLCCs,
•an increase of $7.3 million due to increased bunker costs, and
•an increase of $6.5 million due to increased port costs.

These factors were offset by:

•a decrease of $11.5 million due to the termination of the operating leases for two VLCCs since January 2020,
•a decrease of $10.0 million due to a reduction in commissions as a result of lower charter rates, and
•a decrease of $1.9 million due to the termination of the finance lease for one VLCC since January 2020.

Other operating gains

			Change
(in thousands of $)	2021	2020	$	%
Gain on settlement of claim	—	3,422	(3,422)	(100.0)
Gain on sale of vessel	5,059	12,354	(7,295)	(59.0)
Gain on sale of subsidiary	—	6,928	(6,928)	(100.0)
Gain on termination of vessel lease	—	7,409	(7,409)	(100.0)
Gain on pool arrangements	315	(564)	879	(155.9)
Other gains	519	353	166	47.0
	5,893	29,902	(24,009)	(80.3)

In the year ended December 31, 2020, the Company recorded a $3.4 million gain on settlement of a claim.

In the year ended December 31, 2021, the Company recorded other gains of $0.5 million (2020: $0.4 million) in relation to the settlement of miscellaneous claims.

In the year ended December 31, 2021, the Company entered into an agreement to sell four of its scrubber fitted LR2 tankers at a combined purchase price of $160.0 million to SFL Tanker Holding Ltd., a company related to Hemen, its largest shareholder. In

December 2021 two vessels were delivered to the new owners. The Company recorded a gain on sale in relation to the first two vessels of $5.1 million in the year ended December 31, 2021. In the year ended December 31, 2020, the Company sold one VLCC previously recorded as an investment in finance lease at a purchase price of $25.5 million. The vessel was delivered to the new owners in June 2020 and the Company recorded a gain on sale of $12.4 million.

In the year ended December 31, 2020, the Company completed the sale of its 71.38% ownership interest in SeaTeam Management to OSM. Golden Ocean, and the other owners of SeaTeam Management also sold their interests in SeaTeam Management to OSM. In connection with this transaction, the total consideration allocated to the Company amounted to $10.7 million, $5.4 million of which was received on October 20, 2020 upon the completion of the sale. The outstanding amount was paid in two equal payments of $2.7 million on March 31, 2021 and on December 1, 2021. A gain from the sale of $6.9 million was recorded in the year ended December 31, 2020.

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

In the year ended December 31, 2021, the Company recorded a $0.3 million gain (2020: $0.6 million loss) related to the pooling arrangement with SFL between two of its Suezmax tankers Front Odin and Front Njord and two SFL vessels Glorycrown and Everbright.

Contingent rental (income) expense

			Change
(in thousands of $)	2021	2020	$	%
Contingent rental (income) expense	(3,606)	14,568	(18,174)	(124.8)

Contingent rental income in the year ended December 31, 2021 and expense in the year ended December 31, 2020 relates to the Company's charter party contracts with SFL and is primarily due to the fact that the actual profit share payable of $0.3 million (2020: $18.7 million) was $3.6 million less (2020: $14.6 million more) than the amount accrued in the lease obligation payable when the leases were recorded at fair value at the time of the Merger.

Ship operating expenses

			Change
(in thousands of $)	2021	2020	$	%
Ship operating expenses	175,607	183,063	(7,456)	(4.1)

Ship operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, drydocking expenses, lubricating oils and insurance.

Ship operating expenses decreased in the year ended December 31, 2021 as compared to the year ended December 31, 2020 primarily due to:

•a decrease of $5.4 million in drydocking costs,
•a decrease of $4.9 million due to the termination of operating leases for two VLCCs in 2021,
•a decrease of $2.8 million due to lower spares costs in 2021,
•a decrease of $1.5 million due to the sale of one VLCC in 2020, and
•a decrease of $0.4 million due to the termination of the finance lease for one VLCC in 2020.

These factors were partially offset by:

•an increase of $6.0 million due to the delivery of four LR2/Aframax tanker newbuildings, one VLCC newbuilding, one Suezmax tanker newbuilding since January 1, 2020,
•an increase of $0.7 million primarily due to the delivery of 10 Suezmax tankers in August 2019. For accounting purposes, five of the vessels were not accounted for until closing of the transaction which took place on March 16, 2020,

•an increase of $0.6 million due to the delivery of two 2019-built VLCCs in December 2021, and
•an increase of $0.6 million due to additional crew related costs as primarily as a result of COVID-19.

Included in the above are an additional $2.3 million of additional crew related expenses attributable to COVID-19 in the year ended December 31, 2021 as compared to the year ended December 31, 2020.

Charter hire expenses

			Change
(in thousands of $)	2021	2020	$	%
Charter hire expenses	2,695	9,557	(6,862)	(71.8)

Charter hire expense decreased in the year ended December 31, 2021 as compared with the year ended December 31, 2020 primarily due to the redelivery of two VLCCs to their owners in the first half of 2021.

Administrative expenses

			Change
(in thousands of $)	2021	2020	$	%
Administrative expenses	27,891	44,238	(16,347)	(37.0)

Administrative expenses decreased in the year ended December 31, 2021 as compared to the year ended December 31, 2020 primarily due

•a $6.7 million decrease as a result of the sale of a subsidiary, SeaTeam Management, in 2020,
•a $5.8 million reduction due to lower staff costs, and
•a $3.4 million decrease as a result of lower costs incurred in relation to the management of related party newbuilding construction.

Depreciation

			Change
(in thousands of $)	2021	2020	$	%
Depreciation	147,774	138,770	9,004	6.5

Depreciation expense increased in the year ended December 31, 2021 as compared to the year ended December 31, 2020 primarily due to:

•an increase of $2.4 million due to the delivery of 10 Suezmax tankers in August 2019. For accounting purposes, five of the vessels were not accounted for until closing of the transaction which took place on March 16, 2020. See Note 5 to our audited Consolidated Financial Statements included herein for further details on the accounting for this transaction,
•an increase of $5.5 million due to the delivery of four LR2/Aframax newbuilding, one VLCC newbuilding and one Suezmax newbuilding between January 2020 and December 2021,
•an increase of $1.6 million primarily due to EGCS and BWTS additions, and
•an increase of $1.0 million due to the purchase of two 2019-built VLCCs in 2021.

These factors were offset by:

•a decrease of $0.4 million due to the termination of the lease for one VLCC in February 2020.

Interest income

			Change
(in thousands of $)	2021	2020	$	%
Interest income	119	705	(586)	(83.1)

Interest income in the year ended December 31, 2021 and the year ended December 31, 2020 relates to interest received on bank deposits and the shareholder loan to TFG Marine (see Note 19 to our audited Consolidated Financial Statements included herein).

 Interest expense

			Change
(in thousands of $)	2021	2020	$	%
Interest expense	(61,435)	(72,160)	10,725	(14.9)

Interest expense decreased in the year ended December 31, 2021 as compared to the year ended December 31, 2020 primarily due to:

•decrease of $12.8 million related the reduced balances on the Company’s floating rate debt as a result of ongoing repayments,
•a decrease of $1.6 million due to the closing of the acquisition of 10 Suezmax tankers in March 2020 and subsequent refinancing of the vessels previously recorded under finance lease,
•a decrease of $0.6 million in finance lease interest expense due to termination of the lease for one VLCC in 2020 and the sale of two LR2 tankers in 2021,
•a decrease $0.6 million due to a reduction in finance lease interest expense as a result of ongoing repayments of the obligations on the remaining two vessels leased from SFL,
•decrease of $0.5 million as a result of higher capitalized interest in relation to the newbuilding program, and
•a decrease of $0.4 million in amortization of deferred charges.

These factors are partially offset by:

•increase of $3.4 million as a result of the additional drawdown on the senior unsecured facility with an affiliate of Hemen,
•an increase of $1.9 million due to additional borrowings relating to the delivery of six newbuildings between January 2020 and December 2021, and
•an increase of $0.4 million due to the delivery of two 2019-built VLCCs in 2021.

Gain (loss) on marketable securities

			Change
(in thousands of $)	2021	2020	$	%
Gain (loss) on marketable securities	7,677	(2,491)	10,168	(408.2)

The Company recognized a gain of $7.7 million and a loss of $2.5 million the years ended December 31, 2021 and December 31, 2020, respectively. See Note 13. to our consolidated financial statements for a detailed description of the gains and losses recorded.

Share of results of associated company

			Change
(in thousands of $)	2021	2020	$	%
Share of results of associated company	(724)	(4,424)	3,700	(83.6)

A share of losses of TFG Marine of $0.7 million (2020: $0.6 million gain) was recognized in the year ended December 31, 2021.

In the year ended December 31, 2021, the investment in FMS Holdco remained unchanged from December 31, 2020. In the year ended December 31, 2020, a share of losses of FMS Holdco of $5.0 million was recognized.

See Note 19 to our audited Consolidated Financial Statements included herein for further details on our equity method investments.

Other income (expenses)

			Change
(in thousands of $)	2021	2020	$	%
Foreign currency exchange (loss) gain	(116)	2,035	(2,151)	(105.7)
Gain (loss) on derivatives	17,509	(18,577)	36,086	(194.3)
Other non-operating items, net	18,239	109	18,130	16,633.0

Foreign currency exchange differences relate to movements of U.S. dollar against other currencies used in day-to-day transactions.

The gain on derivatives in 2021 and the loss in 2020 relates to interest rate swaps of $17.5 million and $18.6 million, respectively.
Other non-operating income primarily relates to dividends received, offset by bank charges. The increase in the year ended December 31, 2021 primarily due to the recognition of a distribution from Den Norske Krigsforsikring for Skib, or DNK, the Norwegian Shipowners Mutual War Risk Insurance Association. The Company's share of the distribution was $17.9 million, before withholding tax of $4.5 million.

Tax

			Change
(in thousands of $)	2021	2020	$	%
Income tax benefit (expense)	(4,633)	14	(4,647)	(33,192.9)

Income tax increased by $4.6 million in the year ended December 31, 2021 as compared to the year ended December 31, 2020 primarily due to the $4.5 million of withholding tax in relation to the receipt of a distribution of $17.9 million.

For the discussion of our operating results in 2020 compared with 2019, we refer to "Item 5. Operating and Financial Review and Prospects - A. Operating Results" included in our annual report on Form 20-F for the year ended December 31, 2020, which was filed with the U.S. Securities and Exchange Commission on March 18, 2021.

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

As of December 31, 2021, 2020 and 2019, we had cash and cash equivalents of $113.1 million, $174.7 million and $174.2 million, respectively. As of December 31, 2021, 2020 and 2019, we had restricted cash balances of nil, $14.9 million and $3.2 million, respectively. Restricted cash does not include cash balances of $67.0 million (2020: $103.5 million), which represents 64% (2020: 100%) of the cash required to be maintained by the financial covenants in our loan agreements. The Company is permitted to satisfy up to 50% of the cash requirement by maintaining a committed undrawn credit facility with a remaining availability of greater than 12 months. The Company did not satisfy any of the minimum cash requirement with a committed undrawn credit facility as of December 31, 2020 because the Company's senior unsecured facility agreement with an affiliate of Hemen was repayable in May 2021 as of this date. In November 2021, the Company extended the terms of the facility by 12 months to May 2023. Furthermore, FSL, a wholly owned subsidiary of the Company and the chartering counterparty with SFL with respect to the remaining two VLCCs leased from them, has agreed to certain dividend restrictions as a result of the amendment of the terms of the long-term charter agreements in May 2015. In order to make or pay any dividend or other distribution to the Company, FSL shall demonstrate a cash buffer of $2.0 million per vessel both prior to and following such payment, and following payment of the next monthly hire due plus any profit share accrued under the agreement. As at December 31, 2021, the cash held by FSL was $2.0 million (2020: $15.6 million), and these amounts are included in "Cash and cash equivalents".

Our interest rate swaps require us to post cash as collateral based on their fair value. As of December 31, 2021 no amounts were recorded as collateral within restricted cash (2020: $13.4 million) in relation to our interest rate swaps.

As of December 31, 2021, the remaining commitments for the Company's six newbuilding contracts amounted to $437.4 million, all of which is due to be paid in 2022, and of which $390.0 million will be financed by committed term loan facilities.

As of December 31, 2021, the Company has no further commitments for the installations of EGCS.

As of December 31, 2021, the Company has no further commitments for the purchase of BWTS.

As of December 31, 2021, the Company has agreed to provide a $50.0 million guarantee in respect of the performance of its subsidiaries, and two subsidiaries of an affiliate of Hemen, under a bunker supply arrangement with TFG Marine. As of December 31, 2021, there are no amounts payable under this guarantee. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by the Trafigura Group and becomes payable, Frontline shall pay a pro rata amount based on its share of the equity in TFG Marine. The maximum liability under this guarantee is $6.0 million and there are no amounts payable under this guarantee as of December 31, 2021.

We believe that cash on hand and borrowings under our current and committed credit facilities, along with cash generated from operating activities will be sufficient to fund our requirements for, at least, the twelve months from the date of this annual report.

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

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated.

(in thousands of $)	2021	2020	2019
Net cash provided by operating activities	62,932	604,058	280,187
Net cash used in investing activities	(363,058)	(715,968)	(190,571)
Net cash provided by financing activities	223,550	124,183	19,856
Net change in cash and cash equivalents and restricted cash	(76,576)	12,273	109,472
Cash, cash equivalents and restricted cash at beginning of year	189,649	177,376	67,904
Cash, cash equivalents and restricted cash at end of year	113,073	189,649	177,376

Net cash provided by operating activities

Net cash provided by operating activities decreased by $541.1 million in the year ended December 31, 2021 as compared to the year ended December 31, 2020.

Net cash provided by operating activities was primarily impacted by: (i) overall market conditions as reflected by TCE rates, (ii) the size and composition of our fleet that we own, lease and charter-in, (iii) whether our vessels were operated under time charters or voyage charters, and (iv) changes in operating assets and liabilities.

i.Our reliance on the spot market contributes to fluctuations in cash flows from operating activities as a result of its exposure to highly cyclical tanker rates. Any increase or decrease in the average TCE rates earned by our vessels will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities. TCE represents operating revenues less other income and voyage expenses. TCE is therefore impacted by both movements in operating revenues, as determined by market freight rates, and voyage expenses, which are primarily comprised of bunker expenses, port charges and canal tolls. In 2021, average market quoted TCE rates decreased for VLCCs, Suezmax tankers and LR2 product tankers as compared to 2020, see "Item 5. Operating Financial Review and Prospects - A. Operating Results" The net decrease in average quoted market rates led to a $368.0 million decrease in cash provided by operating activities for the year ended December 31, 2021, due to lower operating revenues. In addition, the increase in bunker prices and port costs, also a component of TCE, in 2021 compared to 2020, resulted in a $2.6 million decrease in cash provided by operating activities.

ii.Detailed information on the size and composition of our fleet, along with whether our vessels were operated under time charters or voyage charters, including changes between the periods presented, is disclosed in "Item 5. Operating Financial Review and Prospects - A. Operating Results". Changes in the size and composition of our fleet resulted in a net decrease in cash provided by operating activities of $12.6 million. The decrease is primarily due to the redelivery of three VLCCs as a result of the termination of their leases and the sale of two LR2 tankers, offset by the delivery of six newbuildings and two 2019 built vessels, between January 1, 2020 and December 31, 2021. These changes led to a decrease of $13.2 million in cash received from revenues. The aforementioned decrease was partially offset by the decrease in cash paid for voyage expenses, ship operating expenses and interest of $0.6 million.

iii.The net decrease in vessels trading under time charters and voyage charters in 2021 as compared to 2020 resulted in a $114.2 million decrease in cash provided by operating activities, as the previous time charters with higher rates were terminated, and the vessels redelivered to spot voyages were traded at lower TCE rates following the decrease in market rates.

iv.Changes in operating assets and liabilities resulted in a decrease in cash provided by operating activities of $80.3 million. The movement in working capital balances are impacted by the timing of voyages, and also by the timing of fueling and consumption of fuel on board our vessels. Revenues for vessels that operate under time charters are typically billed in advance, whereas revenues under voyage charters are typically billed upon completion of a voyage. In 2020, the hire rates were at their highest level during the first half of the year and decreased towards the end of the year. Rates remained subdued for the first nine months of 2021 before increasing in the fourth quarter of 2021. This movement resulted in a net decrease in cash generated from settlements of trade receivables. In addition, increased bunker prices caused a corresponding increase in inventories held, which adversely impacted cash provided by operating activities. The aforementioned were offset by the high volume of accrued operating expenses settled in 2020, in comparison to those settled in 2021, resulting in an increase in cash provided by operating activities.

The above factors were offset by an increase in net cash provided by operating activities due to the following:

•the receipt of a dividend distribution from DNK of $13.4 million, after withholding tax of $4.5 million.
•a net increase of $8.2 million in cash provided by operating activities due to the decrease in administrative expenses and administrative income,
•a $5.4 million decrease in drydocking expenses and
•a $9.9 million decrease in interest expense primarily as a result of debt repayments on the Company's fixed and floating rate facilities.

Net cash used in investing activities

Net cash used in investing activities of $363.1 million in 2021 comprised mainly of:

•additions to newbuildings, vessels and equipment of $462.4 million, consisting of $276.3 million in respect of the four newbuildings delivered in the period and the installments paid for the six remaining newbuilding contracts, $180.9 million paid for the acquisition of two 2019-built VLCCs and $5.2 million paid for various vessel upgrades, and
•$0.4 million in relation to the purchase of marketable securities.

This was offset by:

•$80.0 million proceeds from the sale of two LR2 tankers,
•$14.1 million proceeds from the sale of marketable securities, and
•a $5.6 million settlement in relation to the sale of Seateam Management in October 2020.

Net cash used in investing activities of $716.0 million in 2020 comprised mainly of:

•$533.8 million paid for the purchase of 10 Suezmax tankers upon closing of the Acquisition,
•additions to newbuildings, vessels and equipment of $190.6 million, consisting of $164.7 million in respect of the two vessels delivered in the period and the installments paid for the four remaining newbuilding contracts and $25.9 million primarily due to ECGS additions,
•a net cash outflow of $14.1 million in relation to the sale of SeaTeam Management in October 2020,
•a $1.5 million outflow on issuance of shareholder loan to TFG, and
•$0.8 million in relation to the share purchase in Clean Marine.

This was partially offset by $24.7 million net proceeds from the sale of one vessel previously held as investment in finance lease.

Net cash provided by financing activities

Net cash provided by financing activities in 2021 of $223.6 million was primarily due to:

•debt drawdowns of $403.9 million, and
•the issuance of 5,838,658 new ordinary shares as part of the Company's ATM program and options exercise which generated net proceeds of $52.4 million.

These items were partially offset by:

•debt repayments of $219.5 million,
•debt fees paid of $8.1 million, and
•finance lease repayments of $5.2 million.

Net cash provided by financing activities in 2020 of $124.2 million was primarily due to:

•debt drawdowns of $1,377.0 million, including those that were refinanced in the period,
•the issuance of 798,000 new ordinary shares as part of options exercise which generated net proceeds of $5.8 million, and
•a $3.2 million compensation receipt in relation to the termination of the finance lease of one VLCC with SFL.

These items were partially offset by:
•dividend payments of $312.4 million,
•debt repayments of $921.8 million, including those that were refinanced in the period,
•finance lease repayments of $11.2 million, and
•debt fees paid of $16.5 million.

Equity

In June 2020, the Company entered into an Equity Distribution Agreement with Morgan Stanley & Co. LLC for the offer and sale of up to $100.0 million of common shares of the Company through an ATM program. In the year ended December 31, 2021, the Company issued 5,499,658 shares for combined gross proceeds of $51.2 million.

In the year ended December 31, 2021, the Company issued 339,000 ordinary shares under its share option scheme at a strike price of $5.70 per share. The shares were issued to John Fredriksen (198,000 shares), Inger M. Klemp (120,000 shares), and Ola Lorentzon (21,000 shares). See Note 25 for further details.

In the year ended December 31, 2020, the Company issued 798,000 ordinary shares under its share option scheme to Robert Hvide Macleod at a strike share price of $7.30 per share. See Note 25 for further details.

Borrowing Activities

$250.7 million term loan facility
In November 2020, the Company entered into a senior secured term loan facility with a number of banks in an amount of up to $250.7 million to refinance the $466.5 million loan facility maturing in April 2021. The new facility matures in May 2025, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years counting as from delivery date from the yard. In November 2020, the Company drew down $250.7 million and repaid the outstanding balance of the original facility of $252.4 million. The facility is fully drawn down as of December 31, 2021. In the year ended December 31, 2021, the sale of two LR2 tankers resulted in a prepayment of $46.5 million under the facility.

$50.0 million term loan facility
In May 2020, the Company signed a restated and amended senior secured term loan facility with Nordea in an amount of up to $50.0 million to refinance the $60.6 million loan facility maturing in March 2021. The new facility matures in March 2023, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 20 years. In July 2020, the Company drew down $45.0 million and repaid the outstanding balance of the original facility of $42.4 million. The facility is fully drawn down as of December 31, 2021.

$328.6 million term loan facility
In July 2020, the Company entered into a senior secured term loan facility with a number of banks in an amount of up to $328.6 million to refinance the $500.1 million loan facility maturing in December 2020. The new facility matures in February 2023, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years counting as from delivery date from the yard. In July 2020, the Company drew down $328.6 million and repaid the outstanding balance of the original facility of $328.6 million. The facility is fully drawn down as of December 31, 2021.

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

The Company repaid $60.0 million in the year ended December 31, 2020 and up to $215.0 million remained available and undrawn under this facility as of December 31, 2020. In February 2021, the Company extended the terms of the facility by 12 months. Following the extension, the facility was repayable in May 2022. $60.0 million of the extended facility was recorded as long-term debt as of December 31, 2020.

In November 2021, the Company extended the terms of the facility by 12 months to May 2023. In the year ended December 31, 2021, the Company drew down $149.7 million under the facility to finance installments for the six VLCCs under construction, the deposits on two 2019 built VLCCs and for general corporate purposes. $65.3 million remains available and undrawn under this facility as of December 31, 2021. The balance outstanding is included in long-term debt as of December 31, 2021.

$100.8 million term loan facility
In November 2020, the Company entered into a senior secured term loan facility with ING and Credit Suisse in an amount of up to $100.8 million to refinance the $109.2 million loan facility maturing in June 2021. The new facility matures in November 2025, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 17 years counting as from delivery date from yard. In November 2020, the Company drew down $100.8 million and repaid the outstanding balance of the original facility of $84.3 million. The facility is fully drawn down as of December 31, 2021.

$328.4 million term loan facility
In August 2016, the Company signed a senior secured term loan facility in an amount of up to $328.4 million with China Exim Bank. The facility matures in 2029, carries an interest rate of LIBOR plus a margin in line with the Company's other facilities and has an amortization profile of 18 years. The Company drew down $109.0 million in the year ended December 31, 2016 in connection with one LR2 tanker and two Suezmax tanker newbuildings, which were delivered in the year. The Company drew down a further $165.9 million in the year ended December 31, 2017 in connection with two Suezmax tankers and three LR2/Aframax tankers delivered in the year. The facility is fully drawn down as of December 31, 2021.

$110.5 million term loan facility (Credit Suisse)
In December 2016, the Company signed a senior secured term loan facility in an amount of up to $110.5 million with Credit Suisse. The facility matures in 2023, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years. The Company drew down $54.9 million in the year ended December 31, 2017 in connection with one VLCC delivered in the period. The Company drew down $54.9 million in the year ended December 31, 2018 in connection with one VLCC delivered in the period. The Company extended the facility by $15.0 million in the year ended December 31, 2019. The facility is fully drawn down as of December 31, 2021.

$321.6 million term loan facility
In February 2017, the Company signed a second senior secured term loan facility in an amount of up to $321.6 million. The facility provided by China Exim Bank is insured by China Export and Credit Insurance Corporation. The facility matures in 2033, carries an interest rate of LIBOR plus a margin in line with the Company's other credit facilities and has an amortization profile of 15 years. The Company drew down $252.7 million in the year ended December 31, 2017 in connection with four Suezmax tankers and three LR2/Aframax tankers delivered in the period. The Company drew down $32.0 million in the year ended December 31, 2018 in connection with one LR2 tanker delivered in the period. The facility is fully drawn down as of December 31, 2021.

$110.5 million term loan facility (Credit Suisse #2)
In June 2017, the Company signed a senior secured term loan facility in an amount of up to $110.5 million with Credit Suisse. The facility matures in 2024, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years. The Company drew down $54.9 million in the year ended December 31, 2018 in connection with one VLCC delivered in the period. The Company drew down $55.3 million in the year ended December 31, 2019 in connection with one VLCC delivered in the period. The Company extended the facility by $15.0 million in the year ended December 31, 2019. The facility is fully drawn down as of December 31, 2021.

$110.5 million term loan facility (ING)
In June 2017, the Company signed a senior secured term loan facility in an amount of up to $110.5 million with ING. The facility matures in 2023, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years. The Company drew down $55.3 million in the year ended December 31, 2017 in connection with one VLCC delivered in the period. The Company drew down $55.3 million in the year ended December 31, 2019 in connection with one VLCC delivered in the period. The Company extended the facility by $4.1 million in the year ended December 31, 2019 and drew down the $4.1 million in connection with the installation of an EGCS on the VLCC delivered in the period. The facility is fully drawn down as of December 31, 2021.

$544.0 million lease financing
In March 2020, the Company signed a sale-and-leaseback agreement in an amount of $544.0 million with ICBCL to finance the cash amount payable upon closing of the Acquisition, which took place on March 16, 2020. The lease financing has a tenor of seven years, carries an interest rate of LIBOR plus a margin of 230 basis points, has an amortization profile of 17.8 years and includes purchase options for the Company throughout the term with a purchase obligation at the end of the term. The Company is precluded from accounting for the sale of the vessels due to the purchase obligation at the end of the term which prevents the lessor from obtaining control of the vessels and as such the lease has been accounted for as a secured borrowing, with the vessels recorded under "Vessels and equipment, net". The facility is fully drawn down as of December 31, 2021.

$42.9 million term loan facility
In November 2019, the Company signed a senior secured term loan facility in an amount of up to $42.9 million with Credit Suisse to partially finance the delivery of one Suezmax tanker. The facility matures five years after the vessel's delivery date, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years. In May 2020, the Company drew down $42.9 million under the facility in connection with the delivery of one Suezmax tanker. The facility is fully drawn down as of December 31, 2021.

$62.5 million term loan facility
In May 2020, the Company signed a senior secured term loan facility in an amount of up to $62.5 million with Crédit Agricole to partially finance the delivery of one VLCC. The facility matures five years after the vessel's delivery date, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years. In June 2020, the Company drew down $62.5 million under the facility in connection with the delivery of one VLCC. The facility is fully drawn down as of December 31, 2021.

$133.7 million term loan facility
In November 2020, the Company entered into a senior secured term loan facility with CEXIM and Sinosure in an amount of up to $133.7 million to partially finance four LR2 tanker newbuildings. The facility has a tenor of 12 years, carries an interest rate of LIBOR plus a margin in line with the Company's other loan facilities and has an amortization profile of 17 years commencing on the delivery date from the yard. The Company drew down $33.4 million in March 2021, $33.4 million in April 2021, $33.4 million in September 2021 and $33.4 million in November 2021 under the facility to partially finance the delivery of four LR2 tankers. The facility is fully drawn down as of December 31, 2021.

$58.5 million term loan facility (SEB)
In September 2021, the Company entered into a senior secured term loan facility in an amount of up to $58.5 million with SEB to partially finance the acquisition of one 2019-built VLCC. The facility has a tenor of five years, carries an interest rate of LIBOR plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. In October 2021, the Company took delivery of the vessel and drew down $58.5 million under the facility to partially finance the delivery. The facility is fully drawn down as of December 31, 2021.

$58.5 million term loan facility (KFW)
In September 2021, the Company entered into a senior secured term loan facility in an amount of up to $58.5 million with KFW to partially finance the acquisition of one 2019-built VLCC. The facility has a tenor of five years, carries an interest rate of LIBOR plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. In November 2021, the Company took delivery of the vessel and drew down $58.5 million under the facility to partially finance the delivery. The facility is fully drawn down as of December 31, 2021.

$130.0 million term loan facility
In October 2021, the Company entered into a senior secured term loan facility in an amount of up to $130.0 million with DNB to partially finance the acquisition of two of the six resale VLCC newbuilding contracts. The facility has a tenor of five years, carries an interest rate of LIBOR plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. The facility was fully undrawn as of December 31, 2021.

$65.0 million term loan facility (ABN)
In December 2021, the Company entered into a senior secured term loan facility in an amount of up to $65.0 million from ABN AMRO Bank N.V. to partially finance the acquisition of one of the six resale VLCC newbuilding contracts. The facility will have a tenor of five years, carry an interest rate of LIBOR plus a margin of 170 basis points and have an amortization profile of 20 years commencing on the delivery date from the yard. The facility was fully undrawn as of December 31, 2021.

$65.0 million term loan facility (KFW)
In December 2021, the Company entered into a senior secured term loan facility in an amount of up to $65.0 million from KFW to partially finance the acquisition of one of the six resale VLCC newbuilding contracts. The facility will have a tenor of five years, carry an interest rate of LIBOR plus a margin of 170 basis points and have an amortization profile of 20 years commencing on the delivery date from the yard. The facility was fully undrawn as of December 31, 2021.

$65.0 million term loan facility (ING)
In December 2021, the Company entered into a senior secured term loan facility in an amount of up to $65.0 million from ING Bank to partially finance the acquisition of one of the six resale VLCC newbuilding contracts. The facility will have a tenor of five years, carry an interest rate of LIBOR plus a margin of 170 basis points and have an amortization profile of 20 years commencing on the delivery date from the yard. The facility includes a sustainability margin adjustment linked to the fleet sustainability score. The facility was fully undrawn as of December 31, 2021.

$65.0 million term loan facility (Crédit Agricole)
In December 2021, the Company entered into a senior secured term loan facility in an amount of up to $65.0 million from Crédit Agricole to partially finance the acquisition of one of the six resale VLCC newbuilding contracts. The facility will have a tenor of five years, carry an interest rate of LIBOR plus a margin of 170 basis points and have an amortization profile of 18 years commencing on the delivery date from the yard. The facility was fully undrawn as of December 31, 2021.

As of December 31, 2021, the weighted average margin on our short-term and current portion of long-term LIBOR denominated floating rate debt was 194 basis points (2020: 196 basis points).

Secured borrowings
As of December 31, 2020, the Company had entered into a forward contract to repurchase the 1.3 million shares of Golden Ocean in March 2021 for $6.2 million, with the shares recorded in marketable securities pledged to creditors and a liability recorded as of December 31, 2020 within short-term debt for $6.3 million, after adjusting for the effect of foreign exchange. The Company was required to post collateral of 20% of the total repurchase price for the duration of the agreement which was held in Restricted cash as of December 31, 2020. In the year ended December 31, 2021, the Company sold the Golden Ocean shares previously held as marketable securities pledged to creditors. See Note 13 for further details.

Debt restrictions
The Company's loan agreements contain loan-to-value clauses, which could require the Company to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, the loan agreements contain certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital and a value adjusted equity covenant. Restricted cash does not include cash balances of $67.0 million (2020: $103.5 million), which represents 64% (2020: 100%) of the cash required to be maintained by the financial covenants in our loan agreements. The Company is permitted to satisfy up to 50% of the cash requirements by maintaining a committed undrawn credit facility with a remaining availability of greater than 12 months. The Company did not satisfy any of the minimum cash requirements with a committed undrawn credit facility as of December 31, 2020 because the Company's senior unsecured facility agreement with an affiliate of Hemen was repayable in May 2021 as of this date. In November 2021, the Company extended the terms of the facility by 12 months to May 2023. These amounts are included in Cash and cash equivalents. Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. Under those circumstances, the Company might not have sufficient funds or other resources to satisfy its obligations. The Company was in compliance with all of the financial covenants contained in the Company's loan agreements as of December 31, 2021.

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

E.  CRITICAL ACCOUNTING ESTIMATES

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

The Company's market capitalization at September 30, 2021 was $1,855.6 million (based on a share price of $9.37) compared to its carrying value of approximately $1,582.2 million. As the fair value of the Company was above the carrying value, the Company concluded that there was no requirement for an impairment.

As of December 31, 2021 the Company's share price had fallen $7.07 per share, and as such the Company concluded that the requirement to complete goodwill impairment analysis was triggered. The Company's market capitalization as of December 31, 2021 was $1,439.0 million (based on a share price of $7.07) compared to its carrying value of approximately $1,652.5 million. The Company reviewed merger transactions in North America with values of over $25.0 million in the 12 months ended December 31, 2021, global deals between public companies of more than $100.0 million in the last three years and global marine transport sector transactions of more than $100.0 million in the last five years and observed average control premiums (based on the one month average share price before the bid) of between 29.3% to 32.2%. Using 30.7% as the average of the range as of December 31, 2021, the fair value of the Company was calculated as $1,880.7 million. As the fair value of the Company was above the carrying value, the Company concluded that there was no requirement for an impairment.

If our stock price declines, or if our control premium declines, this could result in an impairment of some or all of the $112.5 million of goodwill. A share price of $5.79 per share at the end of the fourth quarter would have resulted in the impairment of all of the carrying value of goodwill. A control premium of 7.0% at the end of the fourth quarter would have resulted in the impairment of all of the carrying value of goodwill. Control premium assumptions require judgment and actual results may differ from assumed or estimated amounts. The Company believes that a control premium may be attributable, in part or in whole, to the expected synergies from combining the operations of the Company and an acquirer, particularly in respect of the benefits of operating an enlarged oil tanker fleet and assembled workforce as well as being able to take advantage of an expected reduction in costs from an expansion in scale. Events or circumstances may occur that could negatively impact our stock price, including changes in our anticipated revenues and profits and our ability to execute on our strategies. An impairment could have a material negative effect on our consolidated balance sheet and results of operations.

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

Impairment of long-lived assets

The carrying values of the Company's vessels or right-of-use assets may not represent their fair market value at any point in time since the market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical. The carrying amounts of vessels held and used by the Company and newbuildings are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not be fully recoverable. Such indicators may include depressed spot rates and depressed secondhand tanker values. In such instances, an impairment charge would be recognized if the estimate of the undiscounted future cash flows expected to result from the use of the vessel and its eventual disposition is less than the vessel's carrying amount. The impairment charge is measured as the amount by which the carrying value exceeds the estimated fair value. Fair values may be estimated using discounted cash flows or through estimating the amount to be received if a vessel were to be sold in an arm's-length transaction. This assessment is made at the individual vessel level as separately identifiable cash flow information for each vessel is available. As of December 31, 2021, management determined that, on an undiscounted basis, expected cash flows exceeded the carrying value for each of the individual assets, and no impairment was indicated.

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

The more significant factors that could impact management's assumptions regarding time charter equivalent rates include (i) loss or reduction in business from significant customers, (ii) unanticipated changes in demand for transportation of crude oil and oil products, (iii) changes in production of or demand for oil, generally or in particular regions, (iv) greater than anticipated levels of tanker newbuilding orders or lower than anticipated levels of tanker scrapping, and (v) changes in rules and regulations applicable to the tanker industry, including legislation adopted by international organizations such as IMO and the EU or by individual countries. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate at the time they were made, such assumptions are highly subjective and likely to change, possibly materially, in the future. Tanker charter rates are volatile and can experience long periods at depressed levels. Future assessments of vessel impairment would be adversely affected by reductions in vessel values and charter rates.

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

The table set forth below indicates the carrying value of each of our owned vessels as of December 31, 2021 and 2020. As of December 31, 2021, December 31, 2020 and the date of this annual report, we were not holding any of the vessels listed in the table below as held for sale. We believe that the future undiscounted cash flows expected to be earned by those vessels, which have experienced a decline in charter-free market value below such vessels' carrying value, over their operating lives would exceed such vessels' carrying values as of December 31, 2021.

			Carrying Value at Dec 31
	Built	Approximate Dwt.	2021	2020
VLCCs
Front Kathrine*	2009	298,000	51.0	54.2
Front Queen*	2009	298,000	52.7	55.9
Front Eminence*	2009	321,000	53.3	56.4
Front Endurance*	2009	321,000	53.4	56.5
Front Cecilie*	2010	297,000	52.9	55.8
Front Signe*	2010	297,000	53.1	56.0
Front Duke	2016	299,000	73.1	72.4
Front Duchess	2017	299,000	70.9	73.6
Front Earl*	2017	303,000	84.8	88.2
Front Prince	2017	301,000	68.0	70.6
Front Empire*	2018	303,000	87.0	90.3
Front Princess	2018	302,000	69.1	71.5
Front Defender	2019	299,000	77.2	80.0
Front Discovery	2019	299,000	77.9	80.7
Front Driva	2019	319,000	90.0	—
Front Nausta	2019	319,000	89.9	—
Front Dynamic	2020	299,000	90.2	93.4
Suezmax tankers
Front Ull*	2014	157,000	54.6	57.1
Front Idun*	2015	157,000	56.9	59.5
Front Thor*	2010	157,000	40.2	42.7
Front Loki*	2010	157,000	40.6	43.1
Front Odin*	2010	157,000	40.6	43.1
Front Njord*	2010	157,000	38.0	40.2
Front Balder*	2009	156,000	39.0	41.3
Front Brage*	2011	157,000	42.2	40.0
Front Crown*	2016	157,000	49.5	51.5
Front Challenger*	2016	157,000	49.5	51.5
Front Classic*	2017	157,000	50.3	52.3
Front Clipper*	2017	157,000	50.6	52.6
Front Crystal*	2017	157,000	52.9	55.0
Front Coral*	2017	158,000	54.1	56.3
Front Cosmos*	2017	158,000	52.2	54.3
Front Cascade*	2017	157,000	52.4	54.5
Front Sparta	2019	157,000	60.2	62.5
Front Samara	2019	157,000	59.2	61.4
Front Siena*	2019	157,000	62.9	65.3

Front Singapore*	2019	157,000	61.9	64.3
Front Seoul*	2019	157,000	63.0	65.4
Front Santiago*	2019	157,000	62.1	64.4
Front Savannah*	2019	157,000	62.0	64.4
Front Suez*	2019	157,000	63.0	65.4
Front Shanghai*	2019	157,000	61.9	64.3
Front Silkeborg*	2019	157,000	62.4	64.8
Front Cruiser	2020	157,000	63.7	66.0
LR2/Aframax tankers
Front Lion	2014	115,000	36.9	38.6
Front Puma	2015	115,000	—	39.0
Front Panther	2015	115,000	37.0	38.7
Front Tiger	2015	115,000	—	39.0
Front Ocelot	2016	110,000	37.7	39.1
Front Cheetah	2016	110,000	37.0	38.3
Front Lynx	2016	110,000	37.2	38.6
Front Cougar	2016	110,000	37.2	38.7
Front Leopard	2016	110,000	37.7	39.1
Front Jaguar	2016	110,000	38.3	39.7
Front Altair*	2016	110,000	42.1	43.8
Front Antares*	2017	110,000	42.6	44.3
Front Vega*	2017	110,000	42.5	44.2
Front Sirius*	2017	110,000	43.0	44.7
Front Castor*	2017	110,000	44.1	45.9
Front Pollux*	2017	110,000	43.3	45.0
Front Capella*	2017	110,000	43.6	45.3
Front Polaris	2018	110,000	44.3	46.1
Front Fusion	2021	110,000	47.6	—
Front Future	2021	110,000	47.5	—
Front Favour	2021	110,000	48.3	—
Front Feature	2021	110,000	48.7	—
			3,477.0	3,306.8
* We believe the basic charter-free market value as of December 31, 2021 for each vessel marked with an asterisk in the table above is lower than the vessel's carrying value. We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by approximately $227.0 million. We refer you to the risk factor entitled "The market values of our vessels may decline, which could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our credit facilities, or result in an impairment charge, and cause us to incur a loss if we sell vessels following a decline in their market value".

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors and certain key officers of our wholly owned subsidiary, Frontline Management AS, who are responsible for overseeing our management.

Name	Age	Position
John Fredriksen	77	Director
James O'Shaughnessy	58	Director and Audit Committee Chairman
Tor Svelland	54	Director
Ola Lorentzon	72	Chairman and Director
Jens Martin Jensen	58	Director
Lars H. Barstad	51	Chief Executive Officer of Frontline Management AS
Inger M. Klemp	58	Chief Financial Officer of Frontline Management AS

Certain biographical information about each of our directors and executive officers is set forth below.

John Fredriksen has served as a Director of the Company since November 3, 1997. Mr. Fredriksen was a director of Frontline 2012 at the date of the Merger. Mr. Fredriksen is also a Director of a related party Golden Ocean, a Bermuda company listed on Nasdaq and the OSE whose principal shareholder is Hemen.

James O'Shaughnessy has been a Director and member of the Audit Committee of the Company since September 2018. James O'Shaughnessy served as an Executive Vice President, Chief Accounting Officer and Corporate Controller of Axis Capital Holdings Limited since March 26, 2012. Prior to that Mr. O'Shaughnessy has served as Chief Financial Officer of Flagstone Reinsurance Holdings and as Chief Accounting Officer and Senior Vice President of Scottish Re Group Ltd., and Chief Financial Officer of XL Re Ltd. at XL Group plc. Mr. O'Shaughnessy received a Bachelor of Commerce degree from University College, Cork, Ireland and is a Chartered Director, Fellow of the Institute of Chartered Accountants of Ireland and an Associate Member of the Chartered Insurance Institute of the UK.

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

Ola Lorentzon has been Director of the Company since May 2015. Mr. Lorentzon was the Managing Director of Frontline Management AS, a subsidiary of the Company, from April 2000 until September 2003. Mr. Lorentzon has served as a director of FLEX LNG Ltd. since June 2017 and is also a director and Chairman of Golden Ocean and a director of Erik Thun AB. Mr Lorentzon was appointed Chairman of the Company in May 2021.

Jens Martin Jensen has been a Director of the Company since March 2022. Mr. Jensen joined Seatankers Management in March 2022, and prior to that he was the CEO of Athenian Holdings. He previously served as Head of Shipping at New Fortress Energy (USA) and prior to that he was a Partner at Pillarstone Europe. From May 2008 to September 2014, he was the CEO of Frontline Management AS. Mr. Jensen has served as a Director of various companies, including 2020 Bulkers Ltd, Frontline Ltd and Flex LNG Limited. Prior to these roles, he was a Partner/Director at Island Shipbrokers between the periods of 1996 - 2004 and held various positions at A.P. Moller/Maersk Group during 1985-1996 in Copenhagen, Mexico City, Tokyo and Singapore.

Lars H. Barstad has served as Chief Executive Officer of Frontline Management AS since October 2020, and as Commercial Director since 2015. Mr. Barstad has close to 17 years’ experience in the wider shipping and oil trading industry, firstly as Director of Imarex Pte Ltd (now Marex) in Singapore. He joined Glencore Ltd in 2007, working in London as head of FFA trading. In 2012 he moved to Noble Group Ltd, heading up their freight derivatives desk in London with a cross commodities mandate. Mr. Barstad holds a BSc in Financial Economics from BI Norwegian Business School.

Inger M. Klemp has served as Chief Financial Officer of Frontline Management AS since June 1, 2006 and served as principal financial officer of Frontline 2012 at the date of the Merger. Mrs. Klemp has served as a director of Independent Tankers Corporation Limited since February 2008 and has served as Chief Financial Officer of Golden Ocean from September 2007 to March 2015. Mrs. Klemp served as Vice President Finance from August 2001 until she was promoted in May 2006. Mrs. Klemp graduated as MSc in Business and Economics from the Norwegian School of Management (BI) in 1986. Prior to joining the Company, Mrs. Klemp was Assistant Director Finance in Color Group ASA and Group Financial Manager in Color Line ASA, an OSE listed company and before that was Assistant Vice President in Nordea Bank Norge ASA handling structuring and syndication of loan facilities in the international banking market and a lending officer of Danske Bank A/S.

B.  COMPENSATION

During the year ended December 31, 2021, we paid aggregate cash compensation of approximately $1.1 million and an aggregate amount of approximately $0.1 million for pension and retirement benefits to our directors and executive officers (six persons).

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

As a foreign private issuer we are exempt from certain requirements of the NYSE that are applicable to U.S. listed companies. For a listing and further discussion of how our corporate governance practices differ from those required of U.S. companies listed on the NYSE, please see "Item 16G. Corporate Governance" or visit the corporate governance section of our website at www.frontline.bm. The information on our website is not incorporated by reference into this annual report.

D.  EMPLOYEES

As of December 31, 2021, we employed approximately 79 people in our offices in Bermuda, London, Glasgow, Oslo, Singapore and China, compared to 84 employees in 2020 and 157 employees in 2019. We contract with independent ship managers to provide technical management services in respect of our vessels.

E.  SHARE OWNERSHIP

As of February 28, 2022, the beneficial interests of our directors and officers in our ordinary shares were as follows:

Director or Officer	Ordinary shares of $1.00 each	Options to acquire ordinary shares which have vested	Percentage of ordinary shares outstanding
John Fredriksen*	198,000*	—	Less than 1%
James O'Shaughnessy	—	—	—
Tor Svelland	—	—	—
Ola Lorentzon	24,000	—	Less than 1%
Lars H. Barstad	—	—	—
Inger M. Klemp	300,000	—	Less than 1%

* Please see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Share Option Scheme

In September 2009, the Board approved a share option plan, or the Frontline Scheme. The Frontline Scheme permitted the Board, at its discretion, to grant options to acquire shares in the Company to employees and directors of the Company or its subsidiaries. The subscription price for all options granted under the scheme is reduced by the amount of all dividends declared by the Company in the period from the date of grant until the date the option is exercised, provided the subscription price is never reduced below the par value of the share. The vesting periods of options granted under the plan will be specific to each grant. There is no maximum number of shares authorized for awards of equity share options and authorized, un-issued or treasury shares of the Company may be used to satisfy exercised options.

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

In July 2021, the Company issued 339,000 ordinary shares under its share option scheme at a strike price of $5.70 per share. The shares were issued to John Fredriksen (198,000 shares), Inger M. Klemp (120,000 shares), and Ola Lorentzon (21,000 shares).

In December 2021, the Board of Directors approved the grant of 1,280,000 synthetic options to employees and board members according to the rules of the Company’s synthetic option scheme approved on December 7, 2021. The synthetic options have a five year term expiring in December 2026. The vesting period is 12 months for the first 27.5% of options, 24 months for the next 27.5% of options and 36 months for the final 45% of options. The synthetic options will be settled in cash based on the difference between the market price of the Company’s shares and the exercise price on the date of exercise, and as such, have been classified as a liability.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

The following table presents certain information as of March 17, 2022, regarding the ownership of our ordinary shares with respect to each shareholder whom we know to beneficially own more than 5% of our outstanding ordinary shares.

Owner	Number of shares	%*
Hemen Holding Ltd.**	79,321,042	39.0%
Folketrygdfondet	11,499,940	5.7%

*Based on issued share capital of 203,530,979.

** C.K. Limited is the trustee of two trusts (the “Trusts”) settled by Mr. John Fredriksen. The Trusts indirectly hold all of the shares of Hemen and Greenwich Holdings Limited, the sole shareholder of Hemen. Accordingly, C.K. Limited, as trustee, may be deemed to beneficially own the 79,321,042 Ordinary Shares of the Company that are owned by Hemen and beneficially owned by Greenwich Holdings Limited. The beneficiaries of the Trusts are members of Mr. Fredriksen’s family. Mr. Fredriksen is neither a beneficiary nor a trustee of either Trust. Therefore, Mr. Fredriksen has no economic interest in such 79,321,042 Ordinary Shares and Mr. Fredriksen disclaims any control over such 79,321,042 Ordinary Shares, save for any indirect influence he may have with C.K. Limited, as the trustee of the Trusts, in his capacity as the settlor of the Trusts.

Our major shareholders have the same voting rights as our other shareholders. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

B.  RELATED PARTY TRANSACTIONS

See Note 27. to our audited Consolidated Financial Statements included herein.

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

Dividend Policy

In December 2015, our Board approved implementing a dividend policy to distribute quarterly dividends to shareholders equal to or close to earnings per share adjusted for non-cash items. No dividends were declared in 2021. In August 2020, we declared a dividend of $0.50 per share for the second quarter of 2020. In May 2020, we declared a dividend of $0.70 per share in relation to the first quarter of 2020. In February 2020, we declared a dividend of $0.40 per share for the fourth quarter of 2019. In November 2019, we declared a dividend of $0.10 per share for the third quarter of 2019. The timing and amount of dividends, if any, is at the discretion of the Board. We cannot guarantee that our Board will declare dividends in the future.

B. SIGNIFICANT CHANGES

None.

ITEM 9. THE OFFER AND LISTING

The Company's ordinary shares are traded on the NYSE and OSE under the symbol "FRO". As at the date of this Annual Report, the Company had 203,530,979 ordinary shares outstanding.

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

C. MATERIAL CONTRACTS

SFL

Charter Ancillary Agreements and Amendments

In May 2015, the Company and SFL agreed to amendments to the leases on 12 VLCCs and five Suezmax tankers, the related management agreements and further amendments to the charter ancillary agreements for the remainder of the charter periods. As a result of the amendments to the charter ancillary agreements, which took effect on July 1, 2015, the daily hire payable to SFL was reduced to $20,000 per day and $15,000 per day for VLCCs and Suezmax tankers, respectively. The fee due from SFL for operating costs was increased from $6,500 per day per vessel to $9,000 per day per vessel. In return, the Company issued

11.0 million new shares (as adjusted for the 1-for-5 reverse share split in February 2016) to SFL and the profit share above the new daily hire rates was increased from 25% to 50%. The Company was released from its guarantee obligation and in exchange, FSL, a wholly owned subsidiary of the Company and the chartering counterparty with SFL, has agreed to certain dividend restrictions. In order to make or pay any dividend or other distribution to the Company, FSL shall demonstrate a cash buffer of $2.0 million per vessel both prior to and following such payment, and following payment of the next monthly hire due plus any profit share accrued under the agreement. As of December 31, 2021, the cash held by FSL was $2.0 million (2020: $15.6 million).

As the Merger with Frontline 2012 was accounted for as a reverse business acquisition in which Frontline 2012 is treated as the accounting acquirer, all of the Company's assets and liabilities were recorded at fair value on November 30, 2015 such that estimated profit share over the remaining terms of the leases has been recorded in the balance sheet obligations. Consequently, the Company will only record profit share expense following the Merger when the actual expense is different to that estimated at the date of the Merger. The Company recorded contingent rental income of $3.6 million in 2021 primarily due to the fact that the actual profit share expense payable of $0.3 million was $3.6 million less than the amount accrued in the lease obligation payable when the leases were recorded at fair value at the time of the Merger. The Company recorded contingent rental expense of $14.6 million in 2020 primarily due to the fact that the actual profit share expenses earned by SFL of $18.7 million was $14.6 million more than the amount accrued in the lease obligation payable when the leases were recorded at fair value at the time of the Merger.

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

Application of Section 883

Under the relevant provisions of Section 883, the Company will be exempt from United States federal income taxation on its United States source shipping income if:

•It is organized in a "qualified foreign country," which is one that grants an equivalent exemption from taxation to corporations organized in the United States in respect of the shipping income for which exemption is being claimed under Section 883, and which the Company refers to as the "country of organization requirement"; and

•It can satisfy any one of the following two ownership requirements for more than half the days during the taxable year:

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

Under the Treasury Regulations, stock of a foreign corporation is considered "primarily traded" on an established securities market in a country if the number of shares of each class of stock that is traded during the taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country. The Company's ordinary shares were "primarily traded" on the NYSE during the 2021 taxable year.

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

The Company believes that its ordinary shares have satisfied the Listing Threshold, as well as the Trading Frequency Test and Trading Volume Tests, during the 2021 taxable year.

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

During the 2021 taxable year, 5% Shareholders owned less than 50% of the Company's ordinary shares for more than half the number of days in the year. Therefore, the Company was not subject to the 50% Override Rule, and therefore the Company believes that it satisfied the Publicly-Traded Test for the 2021 taxable year.

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

As used herein, the term "United States Holder" means a beneficial owner of ordinary shares that is (i) a United States citizen or resident, (ii) a United States corporation or other United States entity taxable as a corporation, (iii) an estate, the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust if (a) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (b) it has made an election to be treated as a United States person for United States federal income tax purposes.

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

Special rules may apply to any “extraordinary dividend,” generally, a dividend paid by the Company in an amount which is equal to or in excess of 10% of a shareholder’s adjusted tax basis or dividends received within a one-year period that, in the aggregate, exceed 20% of a shareholder's adjusted tax basis (or fair market value upon the shareholder's election) in an ordinary share. If the Company pays an “extraordinary dividend” on its ordinary shares that is treated as “qualified dividend income,” then any loss derived by a United States Non-Corporate Holder from the sale or exchange of such ordinary shares will be treated as long-term capital loss to the extent of such dividend.

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

Other U.S. Information Reporting Obligations

Individuals who are United States Holders (and to the extent specified in applicable Treasury Regulations, certain United States entities) who hold "specified foreign financial assets" (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the assets for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury Regulations). Specified foreign financial assets would include, among other assets, the ordinary shares, unless the ordinary shares are held through an account maintained with a United States financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual United States Holder (and to the extent specified in applicable Treasury Regulations, a United States entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of United States federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. United States Holders (including United States entities) are encouraged to consult their own tax advisors regarding their reporting obligations under this legislation.

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

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the accompanying exhibits, are available at http://www.sec.gov.. In addition, documents referred to in this annual report may be inspected at our principal executive offices at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, Bermuda HM 08. Our filings are also available on our website at https://www.frontline.bm/. The information on our website, however, is not, and should not be deemed to be a part of this annual report. You may also obtain copies of the incorporated documents, without charge, upon written or oral request to

I.  SUBSIDIARY INFORMATION

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

As of December 31, 2021, the Company's outstanding debt which was at variable interest rates, net of the amount subject to interest rate swap agreements, was $1,580.8 million. Based on this, a one percentage point increase in annual LIBOR interest rates would increase its annual interest expense by approximately $15.8 million, excluding the effects of capitalization of interest.

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

Interest Rate Swap Agreements
In February 2013, the Company entered into six interest rate swaps with Nordea Bank, whereby the floating interest rate on an original principal amount of $260.0 million was switched to a fixed rate. All of these swaps were settled as of December 31, 2021. In February 2016, the Company entered into an interest rate swap with DNB whereby the floating interest on notional debt of $150.0 million was switched to fixed rate. In the year ended December 31, 2020, the Company entered into three interest rate swaps with DNB whereby the floating interest rate on notional debt totaling $250.0 million was switched to a fixed rate. In the year ended December 31, 2020, the Company entered into two interest rate swaps with Nordea Bank whereby the floating interest rate on notional debt of $150.0 million was switched to a fixed rate. The fair value of these swaps as of December 31, 2021 was an asset of $9.7 million (2020: nil) and a liability of $5.7 million (2020: $19.3 million). Credit risk exists to the extent that the counterparty is unable to perform under the contracts, but this risk is considered remote as the counterparty is a bank, which participates in the loan facility to which the interest rate swaps are related. The Company recorded a gain on these interest rate swaps of $17.5 million in 2021 (2020: loss of $18.6 million).

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

a)   Disclosure Controls and Procedures

Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this annual report as of December 31, 2021. Based upon that evaluation, the principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective as of the evaluation date.

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

Our management with the participation of our principal executive officer and principal financial officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31, 2021. Based upon that evaluation, our management with the participation of our principal executive officer and principal financial officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2021.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2021 has been audited by PricewaterhouseCoopers AS, an independent registered public accounting firm, as stated in their report which appears herein.

c)   Attestation Report of Independent Registered Public Accounting Firm

The independent registered public accounting firm that audited the consolidated financial statements, PricewaterhouseCoopers AS, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2021, appearing under "Item 18. Financial Statements", and such report is incorporated herein by reference.

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

ITEM 16B. CODE OF ETHICS

We have adopted a code of ethics that applies to all entities controlled by us and all employees, directors, officers and agents of the Company. We have posted a copy of our code of ethics on our website at www.frontline.bm. The information on our website is not incorporated by reference into this annual report. We will provide any person, free of charge, a copy of our code of ethics upon written request to our registered office.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Company's principal accountant for 2021 and 2020 was PricewaterhouseCoopers AS (PCAOB ID 01318). The following table sets forth for the two most recent fiscal years the fees paid or accrued for audit and services provided by PricewaterhouseCoopers AS to the Company.

(in thousands of $)	2021	2020
Audit Fees (a)	1,121	1,223
Audit-Related Fees (b)	132	124
Tax Fees (c)	8	46
All Other Fees (d)	4	3
Total	1,265	1,396

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

The Company's Board has adopted pre-approval policies and procedures in compliance with paragraph (c) (7)(i) of Rule 2-01 of Regulation S-X that require the Board to approve the appointment of the independent auditor of the Company before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company. All services provided by the principal auditor in 2021 and 2020 were approved by the Board pursuant to the pre-approval policy.

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

ITEM 16G. CORPORATE GOVERNANCE

Pursuant to an exception under the NYSE listing standards available to foreign private issuers, we are not required to comply with all of the corporate governance practices followed by U.S. companies under the NYSE listing standards, which are available at www.nyse.com.  Pursuant to Section 303A.11 of the NYSE Listed Company Manual, we are required to list the significant differences between our corporate governance practices and the NYSE standards applicable to listed U.S. companies. Set forth below is a list of those differences:

•Independence of Directors. The NYSE requires that a U.S. listed company maintain a majority of independent directors. As permitted under Bermuda law and our bye-laws, three members of our Board, Mr. Ola Lorentzon, Mr. James O'Shaughnessy and Mr. Tor Svelland are independent according to the NYSE's standards for independence applicable to a foreign private issuer.

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

ITEM 16H. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

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

2.1*	Form of Ordinary Share Certificate, incorporated by reference to Exhibit 2.1 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2015.

2.2*	Description of securities, incorporated by reference to Exhibit 2.2 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2019.

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

4.4	Frontline Ltd Synthetic Share Option Scheme dated December 7, 2021.

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

Frontline Ltd.
(Registrant)

Date: March 17, 2022	By:	/s/ Inger M. Klemp
	Name:	Inger M. Klemp
	Title:	Principal Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Frontline Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Frontline Ltd. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations, consolidated statements of comprehensive income, consolidated statements of cash flows and consolidated statements of changes in equity for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 3 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15(b). Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Goodwill impairment assessment - control premium

As described in Notes 2 and 4 to the consolidated financial statements, the Company’s goodwill balance was $112.5 million as of December 31, 2021. The Company has one reporting unit for the purpose of assessing potential goodwill impairment and has selected September 30 as its annual goodwill impairment testing date. Goodwill is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. If the fair value of the reporting unit is lower than the book value of its net assets, then an impairment loss is recognized for the difference. Management estimates the fair value of the Company based on its market capitalization plus a control premium and compares this to the carrying value of its net assets. Management performed its annual impairment test as of September 30, 2021. At December 31, 2021, the Company's share price had fallen from its September 30 share price and as such, management performed an additional impairment analysis. Management concluded that no impairment was required following these impairment tests. In determining the Company’s control premium, management reviewed merger transactions in North America with values of over $25.0 million in the 12 months ended December 31, 2021, global deals between public companies above $100.0 million in the last three years and global marine transport sector transactions above $100.0 million in the last five years.

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

Impairment assessment for long-lived assets held and used

As described in Notes 2, 16, 17 and 18 to the consolidated financial statements, the Company’s newbuildings, vessels and equipment, net, and vessels and equipment under finance lease, net, were $130.6 million, $3,477.8 million and $44.9 million, respectively, as of December 31, 2021, collectively “long-lived assets held and used by the Company”. The carrying amounts of long-lived assets held and used by the Company are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not be fully recoverable. Management assesses recoverability of the carrying value of each asset or newbuildings on an individual basis by estimating the future undiscounted cash flows expected to result from the asset. In developing estimates of future undiscounted cash flows, management must make significant judgments and assumptions related to estimates of future charter rates. Management takes into consideration rates currently in effect for existing time charters and estimated daily time charter equivalent rates for each vessel class for the unfixed days over the estimated remaining lives of each of the vessels. The estimated daily time charter equivalent rates used for unfixed days are based on a combination of internally developed forecasts and the trailing seven years historical average rates. As at December 31, 2021, management determined that, on an undiscounted basis, expected cash flows exceeded the carrying value for each of the individual assets, and no impairment was indicated.

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
March 17, 2022

We have served as the Company’s auditor since 2012.

Frontline Ltd.
Consolidated Statements of Operations for the years ended December 31, 2021, 2020 and 2019
(in thousands of $, except per share data)

	2021	2020	2019
Operating revenues
Voyage charter revenues (including related party amounts of $2,792, $18,019 and $3,197 for the years ended December 31, 2021, 2020 and 2019, respectively)	663,995	1,013,068	887,495
Time charter revenues (including related party amounts of $132 and $31,046 for the years ended December 31, 2021 and 2020, respectively)	71,236	185,788	35,433
Finance lease interest income	—	—	690
Other income (including related party amounts of $14,105, $21,093 and $32,037 for the years ended December 31, 2021, 2020 and 2019, respectively)	14,150	22,331	33,704
Total operating revenues	749,381	1,221,187	957,322
Other operating gains (including related party gain (loss) of $5,375, $6,816 and $(1,451) for the years ended December 31, 2021, 2020 and 2019, respectively)	5,893	29,902	3,422
Operating expenses
Voyage expenses and commission	392,697	353,098	395,482
Related party contingent rental (income) expense	(3,606)	14,568	(2,607)
Ship operating expenses	175,607	183,063	157,007
Charter hire expenses	2,695	9,557	8,471
Administrative expenses (including related party amounts of $1,386, $1,569 and $1,276 for the years ended December 31, 2021, 2020 and 2019, respectively)	27,891	44,238	45,019
Depreciation	147,774	138,770	117,850
Total operating expenses	743,058	743,294	721,222
Net operating income	12,216	507,795	239,522
Other income (expenses)
Interest income	119	705	1,506
Interest expense (including related party amounts of $12,149, $10,962 and $19,564 for the years ended December 31, 2021, 2020 and 2019, respectively)	(61,435)	(72,160)	(94,461)
Gain (loss) on marketable securities	7,677	(2,491)	1,737
Share of results of associated company	(724)	(4,424)	1,681
Foreign currency exchange gain (loss)	(116)	2,035	(26)
Gain (loss) on derivatives	17,509	(18,577)	(10,069)
Other non-operating items, net	18,239	109	403
Net other expenses	(18,731)	(94,803)	(99,229)
Net income (loss) before income taxes and non-controlling interest	(6,515)	412,992	140,293
Income tax benefit (expense)	(4,633)	14	(307)
Net income (loss)	(11,148)	413,006	139,986
Net income attributable to non-controlling interest	—	(131)	(14)
Net income (loss) attributable to the Company	(11,148)	412,875	139,972

Basic earnings (loss) per share attributable to the Company	$(0.06)	$2.11	$0.81
Diluted earnings (loss) per share attributable to the Company	$(0.06)	$2.09	$0.78

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline Ltd.
Consolidated Statements of Comprehensive Income for the years ended December 31, 2021, 2020 and 2019
(in thousands of $)

	2021	2020	2019
Comprehensive income
Net income (loss)	(11,148)	413,006	139,986
Foreign currency translation gain (loss)	28	(130)	106
Other comprehensive income (loss)	28	(130)	106
Comprehensive income (loss)	(11,120)	412,876	140,092

Comprehensive income attributable to non-controlling interest	—	131	14
Comprehensive income (loss) attributable to the Company	(11,120)	412,745	140,078
Comprehensive income (loss)	(11,120)	412,876	140,092

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline Ltd.
Consolidated Balance Sheets as of December 31, 2021 and 2020
(in thousands of $)

	2021	2020
ASSETS
Current Assets
Cash and cash equivalents	113,073	174,721
Restricted cash	—	14,928
Marketable securities	2,435	2,639
Marketable securities pledged to creditors	—	5,835
Trade accounts receivable, net	63,423	40,974
Related party receivables	11,676	13,255
Other receivables	10,109	22,950
Inventories	80,787	57,858
Voyages in progress	38,492	34,705
Prepaid expenses and accrued income	8,899	7,725
Other current assets	3,851	2,729
Total current assets	332,745	378,319
Long-term assets
Newbuildings	130,633	48,498
Vessels and equipment, net	3,477,801	3,307,144
Vessels and equipment under finance leases, net	44,880	53,518
Right-of-use assets under operating leases	3,914	8,426
Goodwill	112,452	112,452
Derivative instruments receivable	9,675	—
Investment in associated company	555	1,279
Loan notes receivable from related party	1,388	1,388
Other long-term assets	3,055	7,197
Total assets	4,117,098	3,918,221
LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	189,286	167,082
Current portion of obligations under finance leases to related party	7,601	7,810
Current portion of obligations under operating leases (including related party amounts of $685 and $661 as of December 31, 2021 and 2020, respectively)	1,122	4,548
Related party payables	36,250	19,853
Trade accounts payable	2,327	7,860
Accrued expenses	42,836	42,529
Derivative instruments payable	5,673	19,261
Other current liabilities	7,580	12,418
Total current liabilities	292,675	281,361
Long-term liabilities
Long-term debt (including related party amounts of $209,700 and $60,000 as of December 31, 2021 and 2020, respectively)	2,126,910	1,968,924
Obligations under finance leases to related party	40,865	48,467
Obligations under operating leases (including related party amounts of $2,355 and $3,142 as of December 31, 2021 and 2020, respectively)	3,114	4,177
Other long-term liabilities	992	3,739

Total liabilities	2,464,556	2,306,668
Commitments and contingencies
Equity
Share capital (203,530,979 shares. 2020: 197,692,321 shares. All shares are issued and outstanding at par value $1.00 per share)	203,531	197,692
Additional paid in capital	448,291	402,021
Contributed surplus	1,004,094	1,004,094
Accumulated other comprehensive income	228	200
Retained earnings (deficit)	(3,130)	8,018
Total equity attributable to the Company	1,653,014	1,612,025
Non-controlling interest	(472)	(472)
Total equity	1,652,542	1,611,553
Total liabilities and equity	4,117,098	3,918,221

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline Ltd.
Consolidated Statements of Cash Flows for the years ended December 31, 2021, 2020 and 2019
(in thousands of $)

	2021	2020	2019
Net income (loss)	(11,148)	413,006	139,986
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	147,773	138,770	117,850
Amortization of deferred charges	5,208	5,624	4,646
Other operating gains	(5,058)	(19,763)	—
Amortization of acquired time charters	(5,045)	(4,022)	—
Related party contingent rental (income) expense	(3,607)	14,568	(2,607)
Finance lease payments received	—	438	15,149
Gain on sale of subsidiary	—	(6,928)	—
(Gain) loss on marketable securities	(7,677)	2,491	(1,737)
Share of results from associated company	724	4,424	(1,681)
Gain (loss) on derivatives	(23,262)	15,145	11,757
Other, net	432	(4,605)	756
Changes in operating assets and liabilities:
Trade accounts receivable	(22,449)	21,990	(13,608)
Other receivables	7,216	5,989	(8,400)
Inventories	(22,929)	7,221	2,102
Voyages in progress	(3,787)	36,634	(11,902)
Prepaid expenses and accrued income	(1,174)	3,332	(3,364)
Other current assets	(1,128)	3,801	6,006
Trade accounts payable	(5,533)	(3,841)	(9,171)
Accrued expenses	(1,911)	(35,201)	36,342
Related party balances	18,968	(6,587)	(5,388)
Other current liabilities	135	8,901	3,641
Other	(2,816)	2,671	(190)
Net cash provided by operating activities	62,932	604,058	280,187
Investing activities
Additions to newbuildings, vessels and equipment (including related party amounts of $8,630 and $9,128 for the years ended December 31, 2020 and 2019, respectively)	(462,400)	(190,568)	(195,972)
Purchase of shares	(357)	—	—
Net proceeds from sale of vessel (including related party amounts of $80,000 for the year ended December 31, 2021)	80,000	24,738	—
Investment in associated company	—	(750)	—
Net cash inflow (outflow) on sale of subsidiary	5,625	(14,140)	—
Cash outflow on issuance of loan to associated company	—	(1,500)	—
Cash inflow on repayment of loan to associated company	—	—	3,000
Proceeds from sale of marketable securities	14,074	—	—
Trafigura asset acquisition	—	(533,748)	2,401
Net cash used in investing activities	(363,058)	(715,968)	(190,571)
Financing activities
Net proceeds from issuance of shares (including related party amounts of $1,932 and $5,825 for the years ended December 31, 2021 and 2020, respectively)	52,447	5,825	98,415

Proceeds from issuance of debt (including related party amounts of $149,700 for the year ended December 31, 2021)	403,868	1,376,997	146,007
Repayment of debt (including related party amounts of $80,084 and $67,809 for the years ended December 31, 2020 and 2019, respectively)	(219,521)	(921,751)	(185,262)
Repayment of obligations under finance leases (including related party amounts of $5,194, $8,391 and $10,893 for the years ended December 31, 2021, 2020 and 2019, respectively)	(5,194)	(11,214)	(15,228)
Lease termination compensation receipt from related party	—	3,186	—
Purchase of shares from non-controlling interest	—	—	(269)
Debt fees paid (including related party amounts of $3,419 for the year ended December 31, 2019)	(8,050)	(16,471)	(4,119)
Cash dividends paid	—	(312,389)	(19,688)
Net cash provided by financing activities	223,550	124,183	19,856
Net change in cash, cash equivalents and restricted cash	(76,576)	12,273	109,472
Cash, cash equivalents and restricted cash at beginning of year	189,649	177,376	67,904
Cash, cash equivalents and restricted cash at end of year	113,073	189,649	177,376

Supplemental disclosure of cash flow information:
Interest paid, net of interest capitalized	54,650	67,861	90,602
Income taxes paid	4,986	27	324

Details of non-cash investing and financing activities are given in Note 29.

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline Ltd.
Consolidated Statements of Changes in Equity for the years ended December 31, 2021, 2020 and 2019
(in thousands of $, except number of shares)

	2021	2020	2019
Number of shares outstanding
Balance at the beginning of the year	197,692,321	196,894,321	169,821,192
Shares issued on exercise of options	339,000	798,000	—
Shares issued under ATM program	5,499,658	—	11,037,273
Shares issued as consideration for Trafigura acquisition	—	—	16,035,856
Balance at the end of the year	203,530,979	197,692,321	196,894,321

Share capital
Balance at the beginning of the year	197,692	196,894	169,821
Shares issued on exercise of options	339	798	—
Shares issued under ATM program	5,500	—	11,037
Shares issued as consideration for Trafigura acquisition	—	—	16,036
Balance at the end of the year	203,531	197,692	196,894

Additional paid in capital
Balance at the beginning of year	402,021	397,210	198,497
Stock compensation expense	(338)	(216)	438
Adjustment on repurchase of non-controlling interest	—	—	(70)
Shares issued on exercise of options	1,593	5,027	—
Shares issued under ATM program	45,015	—	87,378
Shares issued as consideration for Trafigura acquisition	—	—	110,967
Balance at the end of year	448,291	402,021	397,210

Contributed surplus
Balance at the beginning of year	1,004,094	1,070,688	1,090,376
Cash dividends	—	(66,594)	(19,688)
Balance at the end of year	1,004,094	1,004,094	1,070,688

Accumulated other comprehensive income
Balance at the beginning of year	200	330	224
Other comprehensive income (loss)	28	(130)	106
Balance at the end of year	228	200	330

Retained earnings (deficit)
Balance at the beginning of year	8,018	(155,146)	(295,118)
Net income (loss)	(11,148)	412,875	139,972
Cash dividends	—	(249,711)	—
Balance at the end of year	(3,130)	8,018	(155,146)

Total equity attributable to the Company	1,653,014	1,612,025	1,509,976

Non-controlling interest
Balance at the beginning of year	(472)	232	417
Adjustment on sale of subsidiary	—	(835)	—
Net income attributable to non-controlling interest	—	131	14
Adjustment on repurchase of non-controlling interest	—	—	(199)
Balance at the end of year	(472)	(472)	232

Total equity	1,652,542	1,611,553	1,510,208

See accompanying Notes that are an integral part of these Consolidated Financial Statements

Frontline Ltd.
Notes to Consolidated Financial Statements

1.	ORGANIZATION AND BUSINESS

Historical Structure of the Company

Frontline Ltd., the Company or Frontline, is an international shipping company incorporated in Bermuda as an exempted company under the Bermuda Companies Law of 1981 on June 12, 1992. The Company's ordinary shares are listed on the New York Stock Exchange and the Oslo Stock Exchange under the symbol of "FRO".

On July 1, 2015, the Company, Frontline Acquisition Ltd, or Frontline Acquisition, a newly formed and wholly owned subsidiary of the Company, and Frontline 2012 Ltd, or Frontline 2012, entered into an agreement and plan of merger, (as amended from time to time, the "Merger Agreement") pursuant to which Frontline Acquisition and Frontline 2012 agreed to enter into a merger transaction, or the Merger, with Frontline 2012 as the surviving legal entity and thus becoming a wholly owned subsidiary of the Company. For accounting purposes, the acquisition of Frontline 2012 was treated as a reverse business acquisition. The Merger was completed on November 30, 2015 and shareholders in Frontline 2012 received shares in the Company as merger consideration. One share in Frontline 2012 gave the right to receive 2.55 shares in the Company and 583.6 million shares were issued as merger consideration based on the total number of Frontline 2012 shares of 249.1 million less 6.8 million treasury shares held by Frontline 2012 and 13.46 million Frontline 2012 shares held by the Company, which were cancelled upon completion of the Merger.

Business

The Company operates oil tankers of two sizes: VLCCs, which are between 200,000 and 320,000 dwt, and Suezmax tankers, which are vessels between 120,000 and 170,000 dwt, and operates LR2/Aframax tankers, which are clean product tankers, and range in size from 110,000 to 115,000 dwt. The Company operates through subsidiaries located in Bermuda, Liberia, the Marshall Islands, Norway, the United Kingdom, Singapore and China. The Company is also involved in the charter, purchase and sale of vessels.

As of December 31, 2021, the Company's fleet consisted of 70 vessels, with an aggregate capacity of approximately 12.7 million DWT:

(i)64 vessels owned by the Company (17 VLCCs, 27 Suezmax tankers and 20 LR2/Aframax tankers);
(ii)two VLCCs that are under finance leases; and
(iii)four vessels that are under the Company's commercial management (two Suezmax tankers and two Aframax tankers).

Furthermore, as of December 31, 2021, the Company’s newbuilding program consisted of six VLCCs, which are expected to be delivered during 2022, starting in the first quarter.

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

Two (2020: two) of the Company's finance leases were acquired as a result of the Merger and contain a profit share (contingent rental expense), which was reflected in the fair valuation of the obligations under finance lease at the date of the Merger. Any variations in the estimated profit share expense as compared to actual profit share expense incurred is accounted for as contingent rental income or expense and is recorded in the Consolidated Statement of Operations in the period in which it becomes realizable.

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

Our shipping revenues are primarily generated from time charters and voyage charters. In a time charter voyage, the vessel is hired by the charterer for a specified period of time in exchange for consideration which is based on a daily hire rate. Generally, the charterer has the discretion over the ports visited, shipping routes and vessel speed. The contract/charter party generally provides typical warranties regarding the speed and performance of the vessel. The charter party generally has some owner protective restrictions such that the vessel is sent only to safe ports by the charterer and carries only lawful or non-hazardous cargo. In a time charter contract, we are responsible for all the costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubes. The charterer bears the voyage related costs such as bunker expenses, port charges, and canal tolls during the hire period. The performance obligations in a time charter contract are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to us. The charterer generally pays the charter hire in advance of the upcoming contract period. Time charter contracts, bareboat charter contracts and the lease component in those voyage charter contracts which we consider to be leases are accounted for under ASC 842 Leases, and revenues are recorded over the term of the charter as a service is provided. When a time charter contract is linked to an index, we recognize revenue for the applicable period based on the actual index for that period.

Certain of our voyage charter contracts contain a lease. Voyage charters contain a lease component if the contract (i) specifies a specific vessel asset; and (ii) has terms that allow the charterer to exercise substantive decision-making rights, which have an economic value to the charterer and therefore allow the charterer to direct how and for what purpose the vessel is used. Voyage charter revenues and expenses are recognized ratably over the estimated length of each voyage, which the Company has assessed commence on loading of the cargo. ASC 842 Leases provides a practical expedient for lessors in which the lessor may elect, by class of underlying asset, to not separate non-lease components from the associated lease component and, instead, to account for these components as a single component if both of the following are met: (1) the timing and pattern of transfer of the non-lease component(s) and associated lease component are the same and (2) the lease component, if accounted for separately, would be classified as an operating lease. When a lessor, we have elected this expedient for our time charter contracts and voyage charter contracts that qualify as leases and thus not separate the non-lease component, or service element, from the lease. Furthermore, ASC 842 Leases requires the Company to account for the combined component in accordance with ASC 606 revenues from contracts with customers if the non-lease components are the predominant components. Under this guidance the Company has assessed that the lease components were the predominant component for all of its time charter contracts. Furthermore, for certain of its voyage charter contracts the lease components were the predominant components.

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

Share-based compensation
The Company accounts for share-based payments in accordance with ASC 718 Compensation – Stock Compensation, under which the fair value of issued stock options is expensed over the period in which the options vest. If the Company is required under any circumstances to settle the option in cash or other assets, including equity instruments classified as liabilities, then a corresponding credit is recognized in liabilities. If the Company will settle the option with the issuance of equity, then a corresponding credit to additional paid-in capital is recorded.

Dividends received
The Company records dividends received as a credit to income in the period in which they are declared and receivable from investments recorded as marketable securities and interests in mutual associations.

3.	RECENT ACCOUNTING PRONOUNCEMENTS

ASU 2020-04 (ASC 848 Reference Rate Reform)
In March 2020, the FASB issued ASU 2020-04 (ASC 848 Reference Rate Reform), which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. In January 2021, the FASB issued ASU 2021-01, which clarified the scope of Topic 848 in relation to derivative instruments and contract modifications. The amendments in these updates are elective and apply to all entities, subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The amendments in these updates are effective for all entities as of March 12, 2020 through December 31, 2022. The Company has determined that reference rate reforms will primarily impact its floating rate debt facilities and the interest rate derivatives to which it is a party. Based on the latest guidance from the applicable LIBOR administrator, the reference rates currently in use are expected to be available until June 30, 2023. The Company expects to agree alternative reference rates with its counterparties before the applicable discontinuation date. We expect to take advantage of the expedients and exceptions for applying GAAP provided by the updates to the extent reference rates currently in use are replaced with alternative reference rates before December 31, 2022.

Accounting Standards Updates, recently adopted

ASU 2016-13 (ASC 326 Financial Instruments - Credit losses)
The Company has adopted this update effective January 1, 2020 using the modified retrospective transition approach. The new standard introduces an approach, based on expected losses, to estimate credit losses on certain types of financial instruments and modifies the impairment model for available-for-sale debt securities. In May 2019, the FASB issued ASU No. 2019-05 Codification improvements to Financial instruments-Credit Losses, (Topic 326), which provides an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. In April 2019, the FASB issued ASU No. 2019-04, Codification improvements to Financial instruments-Credit Losses, (Topic 326), which includes amendments related to the estimate of equity method losses. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments-Credit Losses, which clarifies that receivables arising from operating leases are not within the scope of Subtopic 326-20. Instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases. The Company assesses allowances for its estimate of expected credit losses based on historical experience, other currently available evidence, and reasonable and supportable forecasts about the future, including the use of credit default ratings from third party providers of credit rating data. The Company assesses credit risk in relation to its non-operating lease receivables using a portfolio approach. The Company's main portfolio segments include (i) state-owned enterprises, (ii) oil majors, (iii) commodities traders and (iv) related parties. In addition, the Company performs individual assessments for customers that do not share risk characteristics with other customers (for example a customer under bankruptcy or a customer with known disputes or collectability issues). The Company makes significant judgements and assumptions to estimate its expected losses. Based on the Company's evaluation, these standard updates have not materially impacted its Consolidated Financial Statements on adoption or as of December 31, 2020 and December 31, 2021 and the years then ended.

ASU 2017-04 (ASC 350 Intangibles - Goodwill)
The Company has adopted this update effective January 1, 2020, which simplifies the test for goodwill impairment. The accounting update eliminates Step 2 from the goodwill impairment test. In computing the implied fair value of goodwill under Step 2, an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities (including unrecognized assets and liabilities) following the procedure that would be required in determining the fair value of the assets acquired and liabilities assumed in a business combination. Instead, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value, however the loss recognized should not exceed the total amount of goodwill allocated to the reporting unit. The Company will apply the one step approach in our quantitative impairment assessments henceforth which may result in the recognition of impairment losses sooner as compared to the two-step impairment test. There has been no impact of this accounting standard on the Company’s Consolidated Financial Statements on adoption or as of December 31, 2020 and December 31, 2021 and the years then ended.

ASU 2018-13 (ASC 820 Fair Value Measurement)
The Company has adopted this update effective January 1, 2020, which removes, modifies and adds specific disclosure requirements in relation to fair value measurement with the aim of improving the effectiveness of disclosures to the financial statements. The standard update did not materially impact the Consolidated Financial Statements on adoption or as of December 31, 2020 and December 31, 2021 and the years then ended.

ASU 2018-18 (ASC 808 Collaborative Arrangements)

The Company has adopted this update effective January 1, 2020, which provides clarity on when transactions between entities in a collaborative arrangement should be accounted for under the new revenue standard, ASC 606. In determining whether transactions in collaborative arrangements should be accounted under the revenue standard, the update specifies that entities shall apply unit of account guidance to identify distinct goods or services and whether such goods and services are separately identifiable from other promises in the contract. The accounting update also precludes entities from presenting transactions with a collaborative partner which are not in scope of the new revenue standard together with revenue from contracts with customers. The standard update did not materially impact the Consolidated Financial Statements on adoption or as of December 31, 2020 and December 31, 2021 and the years then ended.

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

Upon adoption of ASC 842, the Company has recognized right-of-use assets and corresponding lease liabilities of $18.5 million on the balance sheet in relation to our operating leases, which have then been amortized over the remaining lease term. The implementation of this standard has not caused a material change in the Company's operating expenses in the fiscal year 2019. For arrangements where we are the lessor, the adoption of the new lease standard has not had a material impact on our Consolidated Financial Statements.

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

4.	GOODWILL

(in thousands of $)	Goodwill	Accumulated impairment losses	Net carrying value
Balance as of December 31, 2019	225,273	(112,821)	112,452
Balance as of December 31, 2020	225,273	(112,821)	112,452
Balance as of December 31, 2021	225,273	(112,821)	112,452

On the date of the Merger the share price of the Company was $15.15, adjusted for the 1-for-5 reverse share split in February 2016, and the Company recorded goodwill of $225.3 million. An impairment loss of $112.8 million was recognized in the year ended December 31, 2017. The Company has one reporting unit for the purpose of assessing potential goodwill impairment and has selected September 30 as its annual goodwill impairment testing date.

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
During the year ended December 31, 2020, the Company elected to bypass the qualitative assessment and proceeded directly to performing the quantitative impairment assessment. The Company performed its annual impairment test as of September 30, 2020 and concluded that there was no requirement for an impairment. At December 31, 2020, the Company's share price had fallen from its September 30, 2020 share price and as such, the Company performed an additional impairment analysis. The Company concluded that no impairment was required following these impairment tests.

During the year ended December 31, 2021, the Company elected to bypass the qualitative assessment and proceeded directly to performing the quantitative impairment assessment. The Company performed its annual impairment test as of September 30, 2021 and concluded that there was no requirement for an impairment. At December 31, 2021, the Company's share price had fallen from its September 30, 2021 share price and as such, the Company performed an additional impairment analysis. The Company concluded that no impairment was required following these impairment tests.

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

On closing of the Acquisition, the total fair value of the consideration comprised primarily of (i) the 16,035,856 shares issued on signing of the SPA and measured at the grant date fair value of $127.0 million, (ii) the cash amount payable upon closing of $538.2 million and (iii) a reduction in purchase consideration of $13.9 million related to the net difference between the cash amounts paid and received on the charter-in and charter-out of the vessels to Trafigura, along with the associated profit share. The Company has allocated the fair value of the consideration proportionately to the vessels and the time charters that have been treated as acquired on the date of closing. As such, $11.9 million of the combined fair value of the consideration was recognized within other current and long-term liabilities in relation to the time charters, and the vessels were recorded at a combined fair value of $663.7 million at the date of closing. In the year ended December 31, 2021, the Company has recorded amortization of $5.0 million (2020: $4.0 million) of the fair value of the acquired time charters in the Consolidated Statement of Operations.

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

No customers in the years ended December 31, 2021, 2020 and 2019 individually accounted for 10% or more of the Company's consolidated operating revenues.

7.	INCOME TAXES

Bermuda
Under current Bermuda law, the Company is not required to pay taxes in Bermuda on either income or capital gains. The Company has received written assurance from the Minister of Finance in Bermuda that, in the event of any such taxes being imposed, the Company will be exempted from taxation until March 31, 2035.

United States
For the year ended December 31, 2021, the Company did not accrue U.S. income taxes as the Company is not engaged in a U.S. trade or business and is exempted from a gross basis tax under Section 883 of the U.S. Internal Revenue Code.

Under Section 863(c)(2)(A) of the Internal Revenue Code, 50% of all transportation revenue attributable to transportation which begins or ends in the United States shall be treated as from sources within the United States where no Section 883 exemption is available. Such revenue is subject to 4% tax. No revenue tax has been recorded in voyage expenses and commissions in the year ended December 31, 2021 (2020: nil, 2019: nil).

Other Jurisdictions
In the year ended December 31, 2021, the Company received a distribution from Den Norske Krigsforsikring for Skib (“DNK”), the Norwegian Shipowners Mutual War Risk Insurance Association, in the amount of $17.9 million which was subject to withholding tax of $4.5 million which the Company recognized as income tax expense in the period.

Certain of the Company's subsidiaries in Singapore, China, Norway and the United Kingdom are subject to income tax in their respective jurisdictions. The tax paid by subsidiaries of the Company that are subject to income tax is not material to our consolidated financial statements and related disclosures.

The Company does not have any unrecognized tax benefits, material accrued interest or penalties relating to income taxes.

8.	EARNINGS PER SHARE

The computation of basic earnings per share is based on the weighted average number of shares outstanding during the year and net income attributable to the Company. The impact of stock options using the treasury stock method was anti-dilutive in 2021 as the exercise price was higher than the average share price and, therefore 58,000 options were excluded from the denominator in the calculation for 2021. The impact of stock options using the treasury stock method was dilutive in 2020 and 2019 as the exercise price was lower than the average share price and therefore 129,000 and 141,000 options were included in the denominator, respectively.

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

The components of the numerator and the denominator in the calculation of basic and diluted earnings per share are as follows:

(in thousands of $)	2021	2020	2019
Net income (loss) attributable to the Company	(11,148)	412,875	139,972

(in thousands)	2021	2020	2019
Weighted average number of shares	198,965	195,637	173,576
Dilutive effect of contingently returnable shares	—	2,042	5,598
Dilutive effect of share options	—	129	141
Denominator for diluted earnings per share	198,965	197,808	179,315

	2021	2020	2019
Cash dividends per share declared	$0.00	$1.60	$0.10

9.	OPERATING REVENUES

Certain of our voyage charter contracts contain a lease. Voyage charters contain a lease component if the contract (i) specifies a specific vessel asset; and (ii) has terms that allow the charterer to exercise substantive decision-making rights, which have an economic value to the charterer and therefore allow the charterer to direct how and for what purpose the vessel is used. Voyage charter revenues and expenses are recognized ratably over the estimated length of each voyage, which the Company has assessed commence on loading of the cargo. ASC 842 Leases provides a practical expedient for lessors in which the lessor may elect, by class of underlying asset, to not separate non-lease components from the associated lease component and, instead, to account for these components as a single component if both of the following are met: (1) the timing and pattern of transfer of the non-lease component(s) and associated lease component are the same and (2) the lease component, if accounted for separately, would be classified as an operating lease. When a lessor, we have elected this expedient for our time charter contracts and voyage charter contracts that qualify as leases and thus not separate the non-lease component, or service element, from the lease. Furthermore, ASC 842 Leases requires the Company to account for the combined component in accordance with ASC 606 revenues from contracts with customers if the non-lease components are the predominant components. Under this guidance the Company has assessed that the lease components were the predominant component for all of its time charter contracts. Furthermore, for certain of its voyage charter contracts the lease components were the predominant components.

The lease and non-lease components of our revenues in the year ended December 31, 2021 were as follows:

(in thousands of $)	Lease	Non-lease	Total
Time charter revenues	71,236	—	71,236
Voyage charter revenues	37,818	626,177	663,995
Other income	—	14,150	14,150
Total	109,054	640,327	749,381

The lease and non-lease components of our revenues in the year ended December 31, 2020 were as follows:

(in thousands of $)	Lease	Non-lease	Total
Time charter revenues	185,788	—	185,788
Voyage charter revenues	606,969	406,099	1,013,068
Other income	—	22,331	22,331
Total	792,757	428,430	1,221,187

The lease and non-lease components of our revenues in the year ended December 31, 2019 were as follows:

(in thousands of $)	Lease	Non-lease	Total
Time charter revenues	35,433	—	35,433
Voyage charter revenues	292,720	594,775	887,495
Finance lease interest income	690	—	690
Other income	—	33,704	33,704
Total	328,843	628,479	957,322

Certain voyage expenses are capitalized between the previous discharge port, or contract date if later, and the next load port and amortized between load port and discharge port. $7.4 million of contract assets were capitalized in the year ended December 31, 2021 (2020: $4.3 million) as Other current assets, of which $3.6 million was amortized up to December 31, 2021 (2020: $1.8 million), leaving a remaining balance of $3.8 million (2020: $2.5 million) as of December 31, 2021. $2.5 million of contract assets were amortized in the year ended December 31, 2021 in relation to voyages in progress at the end of December 31, 2020. No impairment losses were recognized in the period.

As at December 31, 2021 and December 31, 2020, the Company reported the following contract assets in relation to its contracts with customers, including those contracts containing lease components where the non-lease component was the predominant component and the revenues were therefore accounted for under ASC 606:

(in thousands of $)	2021	2020
Voyages in progress	38,145	27,621
Trade accounts receivable	60,568	25,615
Related party receivables	5,397	7,195
Other current assets	3,813	2,527
Total	107,923	62,958

10.	OTHER OPERATING GAINS

(in thousands of $)	2021	2020	2019
Gain on settlement of claim	—	3,422	3,737
Other gains	519	353	628
Gain on sale of vessel	5,059	12,354	—
Gain on sale of subsidiary	—	6,928	—
Gain on termination of vessel leases	—	7,409	—
Gain (loss) on pool arrangements	315	(564)	(943)
	5,893	29,902	3,422

In the year ended December 31, 2020, the Company recorded a $3.4 million gain on settlement of a claim. In the year ended December 31, 2019, the Company recorded a $3.7 million insurance recovery for loss of hire insurance for Front Altair.

In the year ended December 31, 2021, the Company recorded other gains of $0.5 million (2020: $0.4 million, 2019: $0.6 million) in relation to the settlement of miscellaneous claims.

In the year ended December 31, 2021, the Company entered into an agreement to sell four of its scrubber fitted LR2 tankers at a combined purchase price of $160.0 million to SFL Tanker Holding Ltd., a company related to Hemen, its largest shareholder. In December 2021 two vessels were delivered to the new owners. The Company recorded a gain on sale in relation to the first two vessels of $5.1 million in the year ended December 31, 2021. Further information on the sale of these vessels to a related party can be found in Note 27. In the year ended December 31, 2020, the Company sold one VLCC previously recorded as an investment in finance lease at a purchase price of $25.5 million. The vessel was delivered to the new owners in June 2020 and the Company recorded a gain on sale of $12.4 million.

In the year ended December 31, 2020, the Company completed the sale of its 71.38% ownership interest in SeaTeam Management to OSM. Golden Ocean, and the other owners of SeaTeam Management also sold their interests in SeaTeam Management to OSM. In connection with this transaction, the total consideration allocated to the Company amounted to $10.7 million, $5.4 million of which was received on October 20, 2020 upon the completion of the sale. The outstanding amount was paid in two equal payments of $2.7 million on March 31, 2021 and on December 1, 2021. A gain from the sale of $6.9 million was recorded in the year ended December 31, 2020.

In the year ended December 31, 2020, the Company agreed with SFL to terminate the long-term charter for the 2002-built VLCC Front Hakata upon the sale and delivery of the vessel by SFL to an unrelated third party. The Company received a compensation payment of $3.2 million from SFL for the termination of the current charter and recognized a gain on termination, including the compensation payment, of $7.4 million. Further information on the gain on termination of vessel leases can be found in Note 18.

In the year ended December 31, 2021, the Company recorded a $0.3 million gain (2020: $0.6 million loss, 2019: $1.5 million loss) related to the pooling arrangement with SFL between two of its Suezmax tankers Front Odin and Front Njord and two SFL vessels Glorycrown and Everbright. A gain of $0.6 million was recorded in the year ended December 31, 2019 related to other pooling arrangements.

11.	LEASES

As of December 31, 2021, the Company leased in two vessels (2020: two vessels) from SFL on time charters classified as finance leases. See Note 18 for further details.

In the year ended December 31, 2021, the Company redelivered two VLCCs to an unrelated third party at the end of the respective charter-in agreements that were previously classified as operating leases. The Company has allocated the consideration due under the operating leases between the lease and non-lease components based upon the estimated stand-alone price of the services provided by the owner of the vessels, which include the provision of crewing, vessel insurance, repairs and maintenance and lubes. In the year end December 31, 2021, the Company has recorded the non-lease component of $1.7 million (2020: $6.7 million) within Ship operating expenses and has recognized the lease component of $2.7 million (2020: $9.6 million) within Charter hire expense within the Consolidated Statement of Operations.

The Company is also committed to make rental payments under operating leases for office premises. Certain of these leases include variable lease elements linked to inflation indexes. Such variable payments have been estimated on the date of adoption of ASC 842 based on the index at that time and are included in the minimum lease payments. In the year end December 31, 2021, rental expense for office premises of $1.4 million (2020: $2.5 million) is recorded in Administrative expenses in the Consolidated Statement of Operations.

Rental expense
The future minimum lease payments under the Company's non-cancellable operating leases as at December 31, 2021 are as follows:

(in thousands of $)
2022	1,289
2023	1,048
2024	1,076
2025	1,105
Total minimum lease payments	4,518
Less: Imputed interest	(282)
Present value of operating lease liabilities	4,236

The future minimum lease payments under the Company's non-cancellable operating leases as at December 31, 2020 are as follows:

(in thousands of $)
2021	4,705
2022	1,182
2023	1,078
2024	1,107
2025	1,137
Total minimum lease payments	9,209
Less: Imputed interest	(484)
Present value of operating lease liabilities	8,725

Total expense for operating leases was $4.1 million, $12.1 million and $11.2 million for the years ended December 31, 2021, 2020 and 2019, respectively. Cash paid for amounts included in operating lease liabilities was $4.0 million (2020: $12.1 million) in the year ended December 31, 2021. The weighted-average discount rate based on the Company's incremental borrowing rate, or IBR, in relation to the operating leases was 3.2% (2020: 3.5%) for the year ended December 31, 2021 and the weighted-average remaining lease term was four years (2020: three years) as of December 31, 2021.

Rental income
One LR2 tanker and two VLCCs were on fixed rate time charters as of December 31, 2020, the terms of which all ended in the year ended December 31, 2021. In addition, the Company agreed to charter-out five Suezmax tankers to Trafigura under the SPA, for a period of three years commencing in August 2019, at a daily base rate of $28,400 plus 50% profit share. For accounting purposes the leases did not commence until closing of the transaction which took place on March 16, 2020. See Note 5 for further details. The minimum future revenues to be received under our fixed rate contracts as of December 31, 2021 are as follows:

(in thousands of $)
2022	28,968
Total minimum lease payments	28,968

The minimum future revenues to be received under our fixed rate contracts as of December 31, 2020 are as follows:

(in thousands of $)
2021	63,613
2022	28,968
Total minimum lease payments	92,581

Profit share to be earned under our chartering arrangements has been excluded from the minimum future revenues above. Our revenues from these leases have been included within time charter revenues in the Consolidated Statement of Operations, which solely relates to leasing revenues.

There are no options to extend our operating leases where we are the lessor.

The cost and accumulated depreciation of vessels leased to third parties under time charters as of December 31, 2021 were $328.0 million and $21.0 million, respectively, and as of December 31, 2020 were $509.5 million and $49.4 million, respectively.

Contingent rental income
In the year ended December 31, 2021, the Company recognized profit share income of nil in relation to the five time charters to Trafigura (2020: $6.9 million). The Company recognized profit share income of $2.8 million in the year ended December 31, 2020 in relation to the two Suezmax tankers on fixed rate time charters with profit sharing clauses, which were both terminated in 2020.

12.	RESTRICTED CASH

Restricted cash consists of cash, which may only be used for certain purposes and is held under a contractual arrangement.

As of December 31, 2021, restricted cash does not include cash balances of $67.0 million (2020: $103.5 million), which represents 64% (2020: 100%) of the cash required to be maintained by the financial covenants in our loan agreements. The Company is permitted to satisfy up to 50% of the cash requirements by maintaining a committed undrawn credit facility with a remaining availability of greater than 12 months. The Company did not satisfy any of the minimum cash requirements with a committed undrawn credit facility as of December 31, 2020 because the Company's senior unsecured facility agreement with an affiliate of Hemen was repayable in May 2021 as of this date. In November 2021, the Company extended the terms of the facility by 12 months to May 2023.

Furthermore, FSL, a wholly owned subsidiary of the Company and the chartering counterparty with SFL with respect to the remaining two VLCCs leased from them, has agreed to certain dividend restrictions as a result of the amendment of the terms of the long-term charter agreements in May 2015. In order to make or pay any dividend or other distribution to the Company, FSL shall demonstrate a cash buffer of $2.0 million per vessel both prior to and following such payment, and following payment of the next monthly hire due plus any profit share accrued under the agreement. As of December 31, 2021 the cash held by FSL was $2.0 million (2020: $15.6 million), and these amounts are included in "Cash and cash equivalents".

Our interest rate swaps can require us to post cash as collateral based on their fair value. As of December 31, 2021, no cash was posted as collateral in relation to our interest rate swaps (2020: $13.4 million). See Note 26 for additional information on our interest rate swaps.

13.	MARKETABLE SECURITIES

Marketable securities held by the Company are listed equity securities considered to be available-for-sale securities.

The cost of sale of available-for-sale marketable securities is calculated on an average cost basis.

A summary of the movements in marketable securities for the years ended December 31, 2021 and December 31, 2020 is presented in the table below:

(in thousands of $)	2021	2020
Balance at the beginning of the year	2,639	3,642
Repurchase of marketable securities pledged to creditors	5,836	7,323
Marketable securities acquired	357	—
Proceeds from sale of marketable securities	(14,074)	—
Gain on sale of marketable securities	7,881	—
Unrealized loss on marketable securities held at period end	(204)	(2,491)
Marketable securities pledged to creditors	—	(5,835)
Balance at the end of the year	2,435	2,639

Avance Gas
As of December 31, 2021, 2020 and 2019, the Company held 442,384 shares in Avance Gas. In the year ended December 31, 2021, the Company recognized an unrealized loss of $0.4 million (2020: loss of $0.4 million, 2019: gain of $1.9 million) in relation to the shares held in Avance Gas in the Statement of Operations.

SFL
As of December 31, 2021, 2020 and 2019, the Company held 73,165 shares in SFL. In the year ended December 31, 2021, the Company recognized an unrealized gain of $0.1 million (2020: loss of $0.6 million, 2019: gain of $0.3 million) in relation to the shares held in SFL in the Statement of Operations.

Golden Ocean
As of December 31, 2021, the Company held 10,299 (2020 and 2019: 1,270,657) shares in Golden Ocean, none (2020 and 2019: 1,260,358) of which were held as marketable securities pledged to creditors.

As of December 31, 2020, the Company had entered into a forward contract to repurchase 1.3 million shares of Golden Ocean in March 2021 for $6.2 million. The transaction was accounted for as a secured borrowing, with the shares retained in marketable securities pledged to creditors and a liability recorded within short-term debt for $6.3 million as of December 31, 2020, after adjusting for the effect of foreign exchange.

In March 2021, the Company repurchased the shares and subsequently sold them for proceeds of $9.8 million. Simultaneously, the Company entered into a forward contract to repurchase 1.3 million shares in Golden Ocean in June 2021 for $9.8 million and received net cash proceeds of $3.6 million in connection therewith, after adjustment for foreign exchange differences. The net cash proceeds were treated as a drawdown of debt in the Condensed Consolidated Statement of Cash Flows.

In June 2021, the Company repurchased the shares and subsequently sold them for proceeds of $13.4 million. The repurchase of the shares for $9.8 million was treated as a settlement of debt in the Condensed Consolidated Statement of Cash Flows.

In the year ended December 31, 2021 the Company recognized a gain on marketable securities sold of $7.6 million in relation to the Golden Ocean shares previously held as marketable securities pledged to creditors.

In April 2021, the Company purchased 55,959 Golden Ocean shares in connection with the exercise of subscription rights in the subsequent offering for $0.4 million. In June 2021, the Company sold these shares for proceeds of $0.7 million, resulting in a gain on marketable securities sold of $0.3 million in the year ended December 31, 2021.

In the year ended December 31, 2021, the Company recognized an unrealized gain of $0.1 million (2020: loss of $1.5 million, 2019: loss of $0.4 million) in relation to the shares still held in Golden Ocean in the Statement of Operations.

14.	TRADE ACCOUNTS RECEIVABLE, NET

Trade accounts receivable are presented net of allowance for doubtful accounts of $1.9 million (2020: $2.6 million). Movements in the allowance for doubtful accounts in the three years ended December 31, 2021 are summarized as follows;

(in thousands of $)
Balance at December 31, 2018	5,795
Deductions credited to income	(2,847)
Balance at December 31, 2019	2,948
Deductions credited to income	(301)
Balance at December 31, 2020	2,647
Deductions credited to income	(731)
Balance at December 31, 2021	1,916

15.	OTHER RECEIVABLES

(in thousands of $)	2021	2020
Claims receivable	1,097	3,022
Agent receivables	149	2,229
Other receivables	8,863	17,699
	10,109	22,950

Claims receivable is primarily attributable to insurance claims.

Other receivables are presented net of allowances for doubtful accounts amounting to nil as of December 31, 2021 (2020: nil).

16.	NEWBUILDINGS

Movements in the three years ended December 31, 2021 are summarized as follows:

(in thousands of $)
Balance at December 31, 2018	52,254
Additions, net, continuing basis	158,846
Transfer to Vessels and equipment, net	(166,121)
Interest capitalized, continuing basis	1,089
Balance at December 31, 2019	46,068
Additions, net, continuing basis	163,090
Transfer to Vessels and equipment, net	(162,221)
Interest capitalized, continuing basis	1,561
Balance at December 31, 2020	48,498
Additions, net, continuing basis	274,248
Transfer to Vessels and equipment, net	(194,162)
Interest capitalized, continuing basis	2,049
Balance at December 31, 2021	130,633

The following table sets forth certain details of our newbuildings delivered in the three years ended December 31, 2021:

(in thousands of $)
Vessel name	Vessel type	Date of delivery
Front Feature	LR2	November 2021
Front Favour	LR2	September 2021
Front Future	LR2	April 2021
Front Fusion	LR2	March 2021

Front Dynamic	VLCC	June 2020
Front Cruiser	Suezmax	May 2020

Front Discovery	VLCC	April 2019
Front Defender	VLCC	January 2019

As of December 31, 2019, the Company’s newbuilding program consisted of one Suezmax tanker, one VLCC, and four LR2 tankers.

In the year ended December 31, 2020, the Company took delivery of one VLCC newbuilding and one Suezmax tanker newbuilding.

As of December 31, 2020, the Company's newbuilding program comprised four LR2 tankers, all of which were delivered in the year ended December 31, 2021.

As of December 31, 2021, the Company’s newbuilding program consisted of six VLCCs, which are expected to be delivered during 2022, starting in the first quarter.

17.	VESSELS AND EQUIPMENT, NET

Movements in the three years ended December 31, 2021 are summarized as follows:

(in thousands of $)	Cost	Accumulated Depreciation	Net Carrying Value
Balance at December 31, 2018	2,808,356	(331,601)	2,476,755
Transfers from Newbuildings	166,121	—
Additions	39,029	—
Depreciation	—	(102,000)
Balance at December 31, 2019	3,013,506	(433,601)	2,579,905
Depreciation	—	(127,126)
Additions	28,461	—
Trafigura asset acquisition	663,683	—
Transfers from Newbuildings	162,221	—
Balance at December 31, 2020	3,867,871	(560,727)	3,307,144
Depreciation	—	(139,136)
Additions	190,572	—
Disposals	(94,645)	19,704
Transfers from Newbuildings	194,162	—
Balance at December 31, 2021	4,157,960	(680,159)	3,477,801

A summary of the newbuildings delivered in the three years ended December 31, 2021 can be found in Note 16. In the year ended December 31, 2020, the Company completed the acquisition of 10 Suezmax tankers from Trafigura. See Note 5 for full details of the accounting for this transaction. In the year ended December 31, 2021, the Company took delivery of two VLCCs, Front Driva and Front Nausta. In the year ended December 31, 2021, the Company also completed the installation of EGCS on two vessels and the installation of BWTS on one vessel (2020: EGCS on seven vessels and BWTS on seven vessels, 2019: EGCS on nine vessels and BWTS on five vessels). In the year ended December 31, 2021, the Company sold two LR2 tankers, Front Puma and Front Tiger. See Note 9 and Note 27 for full details of this transaction.

18.	VESSELS AND EQUIPMENT UNDER FINANCE LEASE, NET

Movements in the three years ended December 31, 2021 are summarized as follows:

(in thousands of $)	Cost	Accumulated Depreciation	Net Carrying Value
Balance at December 31, 2018	140,501	(49,825)	90,676
Additions	343,564
Depreciation	—	(15,850)
Balance at December 31, 2019	484,065	(65,675)	418,390
Additions	53
Lease termination	(40,412)	20,682
Trafigura asset acquisition	(339,818)	6,267
Depreciation	—	(11,644)
Balance at December 31, 2020	103,888	(50,370)	53,518
Depreciation	—	(8,638)
Balance at December 31, 2021	103,888	(59,008)	44,880

The outstanding obligations under finance leases as of December 31, 2021 are payable as follows:

(in thousands of $)
2022	10,946
2023	11,705
2024	10,978
2025	11,705
2026	11,705
Thereafter	1,641
Minimum lease payments	58,680
Less: imputed interest	(10,214)
Present value of obligations under finance leases	48,466

The outstanding obligations under finance leases as of December 31, 2020 are payable as follows:

(in thousands of $)
2021	11,705
2022	10,946
2023	11,705
2024	10,978
2025	11,705
Thereafter	13,347
Minimum lease payments	70,386
Less: imputed interest	(14,109)
Present value of obligations under finance leases	56,277

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

In May 2015, the Company and SFL agreed to amendments to the leases on 12 VLCCs and five Suezmax tankers, the related management agreements and further amendments to the charter ancillary agreements for the remainder of the charter periods. As a result of the amendments to the charter ancillary agreements, which took effect on July 1, 2015, the daily hire payable to SFL was reduced to $20,000 per day and $15,000 per day for VLCCs and Suezmax tankers, respectively. The fee due from SFL for operating costs was increased from $6,500 per day per vessel to $9,000 per day per vessel. In return, the Company issued 11.0 million new shares (as adjusted for the 1-for-5 reverse share split in February 2016) to SFL and the profit share above the new daily hire rates was increased from 25% to 50%. The Company was released from its guarantee obligation and in exchange FSL, a wholly owned subsidiary of the Company and the chartering counterparty with SFL, has agreed to certain dividend restrictions. In order to make or pay any dividend or other distribution to the Company, FSL shall demonstrate a cash buffer of $2.0 million per vessel both prior to and following such payment, and following payment of the next monthly hire due plus any profit share accrued under the agreement. As of December 31, 2021, the cash held by FSL of $2.0 million (2020: $15.6 million) may solely be used for vessel operations, payment of hire to SFL or other amounts incurred under the charters and Charter Ancillary Agreement including the settlement of interest and principal due on any notes payable and any other amounts incurred in the ordinary course of business.

As the Merger has been accounted for as a reverse business acquisition in which Frontline 2012 is treated as the accounting acquirer, all of the Company's assets and liabilities were recorded at fair value on November 30, 2015 such that estimated profit share over the remaining terms of the leases has been recorded in the balance sheet obligations. Consequently, the Company will only record profit share expense following the Merger when the actual expense is different to that estimated at the date of the Merger. As of December 31, 2021, the Company has recorded total obligations under these finance leases of $48.5 million of which $30.5 million is in respect of the minimum contractual payments and $18.0 million is in respect of contingent rental expense. Profit share arising in the year ended December 31, 2021 was $0.3 million, which was $3.6 million less than the amount accrued in the lease obligations payable when the leases were recorded at fair value at the time of the merger with Frontline 2012. Profit share arising in the year ended December 31, 2020 was $18.7 million, which was $14.6 million more than the amount accrued in the lease obligations payable when the leases were recorded at fair value at the time of the merger with Frontline 2012. Profit share arising in the year ended December 31, 2019 was $4.8 million, which was $2.2 million less than the amount accrued in the lease obligations payable when the leases were recorded at fair value at the time of the merger with Frontline 2012.

The following table sets forth certain details of vessel lease termination in the year ended December 31, 2020. There were no vessel lease terminations in the years ended December 31, 2021 and December 31, 2019.

(in thousands of $)
Vessel	Year	Termination agreed	Termination date	Termination receipt	Gain on termination

Front Hakata	2020	February 2020	February 2020	3,183	7,409
Vessels terminated in 2020				3,183	7,409

In February 2020, the Company agreed with SFL to terminate the long-term charter for the 2002-built VLCC Front Hakata upon the sale and delivery of the vessel by SFL to an unrelated third party. Frontline received a compensation payment of approximately $3.2 million from SFL for the termination of the current charter. The Company recognized a gain on termination, including the compensation payment, of $7.4 million in the year ended December 31, 2020. The charter with SFL terminated in February 2020. In conjunction with the termination of the lease, the Company has settled the outstanding balances due under the notes payable in relation to the termination of the leases for Front Circassia, Front Page, Front Serenade, Front Stratus and Front Ariake in the year ended December 31, 2018 of approximately $20.0 million.

As of December 31, 2021, the Company leased in two vessels on long-term charter from SFL (2020: two vessels from SFL). The remaining periods on these leases as of December 31, 2021 was 5 years. The Company recognized finance lease interest expense in the year ended December 31, 2021 of $3.9 million (2020: $7.0 million, 2019: $10.7 million). None of these vessels was subleased under a non-cancellable operating lease as of December 31, 2021 (2020: one vessel).

19.	EQUITY METHOD INVESTMENTS

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

In the year ended December 31, 2021, the investment in FMS Holdco remained unchanged from December 31, 2020. In the year ended December 31, 2020, a share of losses of FMS Holdco of $5.0 million was recognized (2019: $1.7 million income).

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

In the year ended December 31, 2021, a share of losses of TFG Marine of $0.7 million (2020: $0.6 million gain) was recognized. The carrying value of the investment as of December 31, 2021 is zero as our share of accumulated losses is in excess of the total investment.

20.	OTHER LONG-TERM ASSETS

Other long-term assets are comprised of advances paid and costs incurred in respect of vessel upgrades in relation to EGCS and BWTS until such time as the equipment is installed on a vessel, at which point it is transferred to Vessels and equipment, net.

21.	ACCRUED EXPENSES

(in thousands of $)	2021	2020
Voyage expenses	18,306	16,582
Ship operating expenses	11,063	10,180
Administrative expenses	3,773	7,293
Interest expense	9,379	7,805
Taxes	315	669
	42,836	42,529

22.	OTHER CURRENT LIABILITIES

(in thousands of $)	2021	2020
Deferred charter revenue	3,124	5,687
Fair value of acquired time charters	2,806	5,045
Other	1,650	1,686
	7,580	12,418

On March 16, 2020, the Company completed the Acquisition with Trafigura and recorded $11.9 million within other current and long-term liabilities in relation to the fair value of the time charters acquired. In the year ended December 31, 2021, the Company recorded amortization of $5.0 million (2020: $4.0 million) and the remaining unamortized balance of $2.8 million (2020: $5.0 million) and nil (2020: $2.9 million), is included in Other Current Liabilities and Other Long Term Liabilities, respectively, as of December 31, 2021. See Note 5 for full details of the accounting for this transaction.

23.	DEBT

A summary of outstanding debt as of December 31, 2021 and 2020 is as follows:

(in thousands of $)	2021	2020
U.S. dollar denominated floating rate debt
$328.6 million term loan facility	281,009	319,112
$50.0 million term loan facility	39,348	43,880
$250.7 million term loan facility	185,627	250,738
$100.8 million term loan facility	93,075	100,750
$328.4 million term loan facility	200,255	215,529
$321.6 million term loan facility	203,163	222,145
$110.5 million term loan facility (ING)	91,709	98,949
$110.5 million term loan facility (Credit Suisse)	98,166	105,178
$110.5 million term loan facility (Credit Suisse #2)	103,116	110,107
$544.0 million lease financing	490,500	521,071
$42.9 million term loan facility	39,325	41,708
$62.5 million term loan facility	57,292	60,764
$133.7 million term loan facility	131,229	—
$58.5 million term loan facility (SEB)	58,500	—
$58.5 million term loan facility (KFW)	58,500	—
Total U.S. dollar denominated floating rate debt	2,130,814	2,089,931
U.S. dollar denominated fixed rate debt
$275.0 million revolving credit facility	209,700	60,000
Total U.S. dollar denominated fixed rate debt	209,700	60,000
Secured borrowings	—	6,251
Total debt	2,340,514	2,156,182
Short-term debt and current portion of long-term debt	189,286	167,082
Deferred charges	24,318	20,176
Long-term portion of debt	2,126,910	1,968,924

The outstanding debt as of December 31, 2021 is repayable as follows:

(in thousands of $)
2022	189,286
2023	777,085
2024	211,244
2025	336,218
2026	164,992
Thereafter	661,689
2,340,514

$250.7 million term loan facility
In November 2020, the Company entered into a senior secured term loan facility with a number of banks in an amount of up to $250.7 million to refinance the $466.5 million loan facility maturing in April 2021. The new facility matures in May 2025, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years counting as from delivery date from the yard. In November 2020, the Company drew down $250.7 million and repaid the outstanding balance of the original facility of $252.4 million. The facility is fully drawn down as of December 31, 2021. In the year ended December 31, 2021, the sale of two LR2 tankers resulted in a prepayment of $46.5 million under the facility.

$50.0 million term loan facility
In May 2020, the Company signed a restated and amended senior secured term loan facility with Nordea in an amount of up to $50.0 million to refinance the $60.6 million loan facility maturing in March 2021. The new facility matures in March 2023, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 20 years. In July 2020, the Company drew down $45.0 million and repaid the outstanding balance of the original facility of $42.4 million. The facility is fully drawn down as of December 31, 2021.

$328.6 million term loan facility
In July 2020, the Company entered into a senior secured term loan facility with a number of banks in an amount of up to $328.6 million to refinance the $500.1 million loan facility maturing in December 2020. The new facility matures in February 2023, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years counting as from delivery date from the yard. In July 2020, the Company drew down $328.6 million and repaid the outstanding balance of the original facility of $328.6 million. The facility is fully drawn down as of December 31, 2021.

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

The Company repaid $60.0 million in the year ended December 31, 2020 and up to $215.0 million remained available and undrawn under this facility as of December 31, 2020. In February 2021, the Company extended the terms of the facility by 12 months. Following the extension, the facility was repayable in May 2022. $60.0 million of the extended facility was recorded as long-term debt as of December 31, 2020.

In November 2021, the Company extended the terms of the facility by 12 months to May 2023. In the year ended December 31, 2021, the Company drew down $149.7 million under the facility to finance installments for the six VLCCs under construction, the deposits on two 2019 built VLCCs and for general corporate purposes. $65.3 million remains available and undrawn under this facility as of December 31, 2021. The balance outstanding is included in long-term debt as of December 31, 2021.

$100.8 million term loan facility
In November 2020, the Company entered into a senior secured term loan facility with ING and Credit Suisse in an amount of up to $100.8 million to refinance the $109.2 million loan facility maturing in June 2021. The new facility matures in November 2025, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 17 years counting as from delivery date from yard. In November 2020, the Company drew down $100.8 million and repaid the outstanding balance of the original facility of $84.3 million. The facility is fully drawn down as of December 31, 2021.

$328.4 million term loan facility
In August 2016, the Company signed a senior secured term loan facility in an amount of up to $328.4 million with China Exim Bank. The facility matures in 2029, carries an interest rate of LIBOR plus a margin in line with the Company's other facilities and has an amortization profile of 18 years. The Company drew down $109.0 million in the year ended December 31, 2016 in connection with one LR2 tanker and two Suezmax tanker newbuildings, which were delivered in the year. The Company drew down a further $165.9 million in the year ended December 31, 2017 in connection with two Suezmax tankers and three LR2/Aframax tankers delivered in the year. The facility is fully drawn down as of December 31, 2021.

$110.5 million term loan facility (Credit Suisse)
In December 2016, the Company signed a senior secured term loan facility in an amount of up to $110.5 million with Credit Suisse. The facility matures in 2023, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years. The Company drew down $54.9 million in the year ended December 31, 2017 in connection with one VLCC delivered in the period. The Company drew down $54.9 million in the year ended December 31, 2018 in connection with one VLCC delivered in the period. The Company extended the facility by $15.0 million in the year ended December 31, 2019. The facility is fully drawn down as of December 31, 2021.

$321.6 million term loan facility
In February 2017, the Company signed a second senior secured term loan facility in an amount of up to $321.6 million. The facility provided by China Exim Bank is insured by China Export and Credit Insurance Corporation. The facility matures in 2033, carries an interest rate of LIBOR plus a margin in line with the Company's other credit facilities and has an amortization profile of 15 years. The Company drew down $252.7 million in the year ended December 31, 2017 in connection with four Suezmax tankers and three LR2/Aframax tankers delivered in the period. The Company drew down $32.0 million in the year ended December 31, 2018 in connection with one LR2 tanker delivered in the period. The facility is fully drawn down as of December 31, 2021.

$110.5 million term loan facility (Credit Suisse #2)
In June 2017, the Company signed a senior secured term loan facility in an amount of up to $110.5 million with Credit Suisse. The facility matures in 2024, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years. The Company drew down $54.9 million in the year ended December 31, 2018 in connection with one VLCC delivered in the period. The Company drew down $55.3 million in the year ended December 31, 2019 in connection with one VLCC delivered in the period. The Company extended the facility by $15.0 million in the year ended December 31, 2019. The facility is fully drawn down as of December 31, 2021.

$110.5 million term loan facility (ING)
In June 2017, the Company signed a senior secured term loan facility in an amount of up to $110.5 million with ING. The facility matures in 2023, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years. The Company drew down $55.3 million in the year ended December 31, 2017 in connection with one VLCC delivered in the period. The Company drew down $55.3 million in the year ended December 31, 2019 in connection with one VLCC delivered in the period. The Company extended the facility by $4.1 million in the year ended December 31, 2019 and drew down the $4.1 million in connection with the installation of an EGCS on the VLCC delivered in the period. The facility is fully drawn down as of December 31, 2021.

$544.0 million lease financing
In March 2020, the Company signed a sale-and-leaseback agreement in an amount of $544.0 million with ICBCL to finance the cash amount payable upon closing of the Acquisition, which took place on March 16, 2020. The lease financing has a tenor of seven years, carries an interest rate of LIBOR plus a margin of 230 basis points, has an amortization profile of 17.8 years and includes purchase options for the Company throughout the term with a purchase obligation at the end of the term. The Company is precluded from accounting for the sale of the vessels due to the purchase obligation at the end of the term which prevents the lessor from obtaining control of the vessels and as such the lease has been accounted for as a secured borrowing, with the vessels recorded under "Vessels and equipment, net". The facility is fully drawn down as of December 31, 2021.

$42.9 million term loan facility
In November 2019, the Company signed a senior secured term loan facility in an amount of up to $42.9 million with Credit Suisse to partially finance the delivery of one Suezmax tanker. The facility matures five years after the vessel's delivery date, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years. In May 2020, the Company drew down $42.9 million under the facility in connection with the delivery of one Suezmax tanker. The facility is fully drawn down as of December 31, 2021.

$62.5 million term loan facility
In May 2020, the Company signed a senior secured term loan facility in an amount of up to $62.5 million with Crédit Agricole to partially finance the delivery of one VLCC. The facility matures five years after the vessel's delivery date, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years. In June 2020, the Company drew down $62.5 million under the facility in connection with the delivery of one VLCC. The facility is fully drawn down as of December 31, 2021.

$133.7 million term loan facility
In November 2020, the Company entered into a senior secured term loan facility with CEXIM and Sinosure in an amount of up to $133.7 million to partially finance four LR2 tanker newbuildings. The facility has a tenor of 12 years, carries an interest rate of LIBOR plus a margin in line with the Company's other loan facilities and has an amortization profile of 17 years commencing on the delivery date from the yard. The Company drew down $33.4 million in March 2021, $33.4 million in April 2021, $33.4 million in September 2021 and $33.4 million in November 2021 under the facility to partially finance the delivery of four LR2 tankers. The facility is fully drawn down as of December 31, 2021.

$58.5 million term loan facility (SEB)
In September 2021, the Company entered into a senior secured term loan facility in an amount of up to $58.5 million with SEB to partially finance the acquisition of one 2019-built VLCC. The facility has a tenor of five years, carries an interest rate of LIBOR plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. In October 2021, the Company took delivery of the vessel and drew down $58.5 million under the facility to partially finance the delivery. The facility is fully drawn down as of December 31, 2021.

$58.5 million term loan facility (KFW)
In September 2021, the Company entered into a senior secured term loan facility in an amount of up to $58.5 million with KFW to partially finance the acquisition of one 2019-built VLCC. The facility has a tenor of five years, carries an interest rate of LIBOR plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. In November 2021, the Company took delivery of the vessel and drew down $58.5 million under the facility to partially finance the delivery. The facility is fully drawn down as of December 31, 2021.

$130.0 million term loan facility
In October 2021, the Company entered into a senior secured term loan facility in an amount of up to $130.0 million with DNB to partially finance the acquisition of two of the six resale VLCC newbuilding contracts. The facility has a tenor of five years, carries an interest rate of LIBOR plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. The facility was fully undrawn as of December 31, 2021.

$65.0 million term loan facility (ABN)
In December 2021, the Company entered into a senior secured term loan facility in an amount of up to $65.0 million from ABN AMRO Bank N.V. to partially finance the acquisition of one of the six resale VLCC newbuilding contracts. The facility will have a tenor of five years, carry an interest rate of LIBOR plus a margin of 170 basis points and have an amortization profile of 20 years commencing on the delivery date from the yard. The facility was fully undrawn as of December 31, 2021.

$65.0 million term loan facility (KFW)
In December 2021, the Company entered into a senior secured term loan facility in an amount of up to $65.0 million from KFW to partially finance the acquisition of one of the six resale VLCC newbuilding contracts. The facility will have a tenor of five years, carry an interest rate of LIBOR plus a margin of 170 basis points and have an amortization profile of 20 years commencing on the delivery date from the yard. The facility was fully undrawn as of December 31, 2021.

$65.0 million term loan facility (ING)
In December 2021, the Company entered into a senior secured term loan facility in an amount of up to $65.0 million from ING Bank to partially finance the acquisition of one of the six resale VLCC newbuilding contracts. The facility will have a tenor of five years, carry an interest rate of LIBOR plus a margin of 170 basis points and have an amortization profile of 20 years commencing on the delivery date from the yard. The facility includes a sustainability margin adjustment linked to the fleet sustainability score. The facility was fully undrawn as of December 31, 2021.

$65.0 million term loan facility (Crédit Agricole)
In December 2021, the Company entered into a senior secured term loan facility in an amount of up to $65.0 million from Crédit Agricole to partially finance the acquisition of one of the six resale VLCC newbuilding contracts. The facility will have a tenor of five years, carry an interest rate of LIBOR plus a margin of 170 basis points and have an amortization profile of 18 years commencing on the delivery date from the yard. The facility was fully undrawn as of December 31, 2021.

As of December 31, 2021, the weighted average margin on our short-term and current portion of long-term LIBOR denominated floating rate debt was 194 basis points (2020: 196 basis points).

Secured borrowings
As of December 31, 2020, the Company had entered into a forward contract to repurchase the 1.3 million shares of Golden Ocean in March 2021 for $6.2 million, with the shares recorded in marketable securities pledged to creditors and a liability recorded as of December 31, 2020 within short-term debt for $6.3 million, after adjusting for the effect of foreign exchange. The Company was required to post collateral of 20% of the total repurchase price for the duration of the agreement which was held in Restricted cash as of December 31, 2020. In the year ended December 31, 2021, the Company sold the Golden Ocean shares previously held as marketable securities pledged to creditors. See Note 13 for further details.

Debt restrictions
The Company's loan agreements contain loan-to-value clauses, which could require the Company to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, the loan agreements contain certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital and a value adjusted equity covenant. Restricted cash does not include cash balances of $67.0 million (2020: $103.5 million), which represents 64% (2020: 100%) of the cash required to be maintained by the financial covenants in our loan agreements. The Company is permitted to satisfy up to 50% of the cash requirements by maintaining a committed undrawn credit facility with a remaining availability of greater than 12 months. The Company did not satisfy any of the minimum cash requirements with a committed undrawn credit facility as of

December 31, 2020 because the Company's senior unsecured facility agreement with an affiliate of Hemen was repayable in May 2021 as of this date. In November 2021, the Company extended the terms of the facility by 12 months to May 2023. These amounts are included in Cash and cash equivalents. Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. Under those circumstances, the Company might not have sufficient funds or other resources to satisfy its obligations. The Company was in compliance with all of the financial covenants contained in the Company's loan agreements as of December 31, 2021.

Assets pledged

(in thousands of $)	2021	2020
Vessels, net	3,477,283	3,306,863

Deferred charges

(in thousands of $)	2021	2020
Debt arrangement fees	41,691	31,129
Accumulated amortization	(17,373)	(10,953)
	24,318	20,176

The Company paid $8.1 million of debt arrangement fees in the year ended December 31, 2021 (2020: $16.5 million). The Company paid a $3.4 million guarantee fee to an affiliate of Hemen in the year ended December 31, 2019, further details can be found in Note 27. The Company recognized $1.3 million of the guarantee fee within Interest expense in the year ended December 31, 2020 (2019: $2.1 million).

24.	SHARE CAPITAL

The authorized share capital of the Company as of December 31, 2021 is $500,000,000 divided into 500,000,000 shares of $1.00 par value each, of which 203,530,979 shares (December 31, 2020: 197,692,321 shares) of $1.00 par value each are in issue and fully paid.

Equity distribution

In June 2020, the Company entered into an Equity Distribution Agreement with Morgan Stanley & Co. LLC for the offer and sale of up to $100.0 million of common shares of the Company through an ATM program. In the year ended December 31, 2021, the Company issued 5,499,658 shares for combined gross proceeds of $51.2 million.

Share options

In the year ended December 31, 2021, the Company issued 339,000 ordinary shares under its share option scheme at a strike price of $5.70 per share. The shares were issued to John Fredriksen (198,000 shares), Inger M. Klemp (120,000 shares), and Ola Lorentzon (21,000 shares). See Note 25 for further details.

In the year ended December 31, 2020, the Company issued 798,000 ordinary shares under its share option scheme to Robert Hvide Macleod at a strike share price of $7.30 per share. See Note 25 for further details.

The following table summarizes the movement in the number of shares outstanding during the two years ended December 31, 2021;

Outstanding shares at December 31, 2019	196,894,321
Shares issued on exercise of options	798,000
Outstanding shares at December 31, 2020	197,692,321
Shares issued under ATM program	5,499,658
Shares issued on exercise of options	339,000
Outstanding shares at December 31, 2021	203,530,979

25.	SHARE OPTIONS

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

In July 2016, the Company granted 1,170,000 share options, with an exercise price of $8.00 per share, to directors and officers in accordance with the terms of the Frontline Scheme. One third of the options vested over one year, one third vested over two years and one third vested over three years. The options had a five year term which expired in July 2021.

In November 2018, the Company granted 180,000 share options, with an exercise price of $7.40 per share, to employees in accordance with the terms of the Frontline Scheme. All options vested in July 2019. The options had a thirty-three month term which expired in July 2021.

In December 2021, the Board of Directors approved the grant of 1,280,000 synthetic options to employees and board members according to the rules of the Company’s synthetic option scheme approved on December 7, 2021. The synthetic options have a five years term expiring in December 2026. The vesting period is 12 months for the first 27.5% of options, 24 months for the next 27.5% of options and 36 months for the final 45% of options. The synthetic options will be settled in cash based on the difference between the market price of the Company’s shares and the exercise price on the date of exercise, and as such, have been classified as a liability.

The fair value of the granted option awards was estimated on the date of grant using a Black-Scholes option valuation model with the following assumptions:

	July 2016	November 2018	December 2021
Risk free interest rate	0.69%	2.78%	1.04%
Expected life (years)	3.5	1.6	3.4
Expected volatility	79.80%	38.24%	58.42%
Expected dividend yield	0.00%	0.00%	0.00%

The risk-free interest rate was estimated using the interest rate on three year U.S. treasury zero coupon issues for the options granted in July 2016 and December 2021 and on prorated one to two and year U.S. treasury zero coupon issues for the options granted in November 2018. The volatility was estimated using historical share price data. The dividend yield was estimated at 0% as the exercise price is reduced by all dividends declared by the Company from the date of grant to the exercise date. It was assumed that all of the options granted in July 2016, November 2018 and December 2021 will vest.

Exercises and forfeitures of July 2016 and November 2018 grants
The initial exercise price for the options granted in July 2016 and November 2018 was reduced by the amount of dividends paid after the date of grants. As of December 31, 2021, 1,350,000 of these options had vested. As of December 31, 2021, 43,000 of these share options had been forfeited. In the year ended December 31, 2021, 339,000 (2020: 798,000) options were exercised and the Company issued 339,000 (2020: 798,000) shares for proceeds of $1.9 million (2020: $5.8 million). In the year ended December 31, 2021, 130,000 (2020: 40,000) options were exercised and settled for a cash payment of $0.3 million (2020: $0.2 million). As of December 31, 2021, no options remained exercisable (2020: 479,000). As of December 31, 2021, 2020 and 2019, there was no unrecognized stock compensation expense related to non-vested options. No stock compensation expense was recognized in the year ended December 31, 2021 (2020: nil, 2019: $0.4 million).

As of December 31, 2021, the exercise price of these options was $8.05 and the Company's share price was $7.07. In the year ended December 31, 2021, the Company recorded $0.2 million of expense related to the December 2021 options.

The weighted average grant-date fair value of the options granted in 2016 was $4.06 per share and $1.53 per share for the options granted in 2018.

26.	FINANCIAL INSTRUMENTS

Interest rate swap agreements
In February 2013, the Company entered into six interest rate swaps with Nordea Bank, whereby the floating interest rate on an original principal amount of $260.0 million was switched to a fixed rate. All of these swaps were settled as of December 31, 2021.

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

The aggregate fair value of these swaps at December 31, 2021 was an asset of $9.7 million (2020: nil ) and a liability of $5.7 million (2020: $19.3 million). The fair value (Level 2) of the Company’s interest rate swap agreements is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves and the current credit worthiness of both the Company and the derivative counterparty. The estimated fair value is the present value of future cash flows. In the year ended December 31, 2021, the Company recorded a gain on these interest rate swaps of $17.5 million (2020: loss of $18.6 million, 2019: loss of $10.1 million).

The interest rate swaps are not designated as hedges and are summarized as of December 31, 2021 as follows:

Notional Amount	Inception Date	Maturity Date	Fixed Interest Rate
($000s)
150,000	February 2019	February 2026	2.1970%
100,000	March 2020	March 2027	0.9750%
50,000	March 2020	March 2027	0.6000%
100,000	March 2020	March 2025	0.9000%
100,000	April 2020	April 2027	0.5970%
50,000	April 2020	April 2025	0.5000%
550,000

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

Fair Values
The carrying value and estimated fair value of the Company's financial instruments as of December 31, 2021 and 2020 are as follows:

	2021		2020
(in thousands of $)	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:
Cash and cash equivalents	113,073	113,073	174,721	174,721
Restricted cash	—	—	14,928	14,928
Marketable securities	2,435	2,435	2,639	2,639
Marketable securities pledged to creditors	—	—	5,835	5,835
Derivative instruments receivable	9,675	9,675	—	—
Liabilities:
Floating rate debt	2,130,812	2,130,812	2,089,930	2,089,930
Fixed rate debt	209,700	206,552	66,251	65,348
Derivative instruments payable	5,673	5,673	19,261	19,261

The estimated fair value of financial assets and liabilities are as follows:

(in thousands of $)	2021 Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	113,073	113,073	—	—
Marketable securities	2,435	2,435	—	—
Derivative instruments receivable	9,675	9,675	—	—
Liabilities:
Floating rate debt	2,130,812	—	2,130,812	—
Fixed rate debt	206,552	—	—	206,552
Derivative instruments payable	5,673	—	5,673	—

(in thousands of $)	2020 Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	174,721	174,721	—	—
Restricted cash	14,928	14,928	—	—
Marketable securities	2,639	2,639	—	—
Marketable securities pledged to creditors	5,835	5,835	—	—
Liabilities:
Floating rate debt	2,089,930	—	2,089,930	—
Fixed rate debt	65,348	—	6,251	59,097
Derivative instruments payable	19,261	—	19,261	—

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

Assets Measured at Fair Value on a Recurring Basis
Marketable securities are listed equity securities considered to be available-for-sale securities for which the fair value as of the balance sheet date is the aggregate market value based on quoted market prices (level 1).

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

We transact business with the following related parties, being companies in which Hemen and companies associated with Hemen have a significant interest: SFL, Seadrill Limited, Seatankers Management Norway AS, Seatankers Management Co. Ltd, Golden Ocean, Alta Trading UK Limited (formerly known as Arcadia Petroleum Limited), Archer Limited, Flex LNG Ltd, Avance Gas and Front Ocean Management AS. We also own interests in TFG Marine and Clean Marine AS (through our interest in FMS Holdco) which are accounted for as equity method investments.

SFL Transactions

SFL is the counterparty to two vessels we hold as Vessels Under Finance Lease, further information can be found in Note 18.

In February 2020, the Company agreed with SFL to terminate the long-term charter for the 2002-built VLCC Front Hakata upon the sale and delivery of the vessel by SFL to an unrelated third party. Frontline received a compensation payment of approximately $3.2 million from SFL for the termination of the current charter. The Company recognized a gain on termination, including the compensation payment, of $7.4 million in the first quarter of 2020. The charter with SFL terminated in February 2020. In conjunction with the termination of the lease, the Company settled the outstanding balances due under the notes payable in relation to the termination of the leases for Front Circassia, Front Page, Front Serenade, Front Stratus and Front Ariake of approximately $20.0 million. In the year ended December 31, 2020, the Company was charged $0.2 million (2019: $1.6 million) for interest expense in relation to these notes.

A summary of leasing transactions with SFL in the years ended December 31, 2021, 2020 and 2019 are as follows;

(in thousands of $)	2021	2020	2019
Charter hire paid (principal and interest)	7,830	8,248	11,745
Lease termination receipts	—	3,183	—
Lease interest expense	3,895	4,628	6,940
Contingent rental (income) expense	(3,606)	14,568	(2,607)
Remaining lease obligation	48,466	56,277	87,930

Contingent rental income in the year ended December 31, 2021 was primarily due to the fact that the actual profit share expense earned by SFL in 2021 of $0.3 million (2020: $18.7 million, 2019: $4.8 million) was $3.6 million less (2020: $14.6 million more, 2019: $2.2 million less) than the amount accrued in the lease obligation payable when the leases were recorded at fair value at the time of the Merger.

In January 2014, the Company commenced a pooling arrangement with SFL, between two of its Suezmax tankers Front Odin and Front Njord and two SFL vessels Glorycrown and Everbright. In the year ended December 31, 2021, the Company recognized a gain of $0.3 million in relation to the pooling arrangement which is payable from SFL (2020: loss of $0.6 million, 2019: loss of $1.5 million).

In November 2021, the Company announced that it has entered into an agreement whereby the Company will sell four of its scrubber fitted LR2 tankers built in 2014 and 2015 for an aggregate sale price of $160.0 million to SFL Tanker Holding Ltd., a company related to Hemen, our largest shareholder. In December 2021, two vessels were delivered to the new owners. The remaining two vessels were delivered to the new owners in January 2022. The company recorded a gain on sale in relation to the first two vessels of $5.1 million in the year ended December 31, 2021.

Transactions with associated companies

In the year ended December 31, 2021, the investment in FMS Holdco remained unchanged from December 31, 2020. In the year ended December 31, 2020, a share of results of FMS Holdco of $5.0 million was recognized (2019: $1.7 million income). In the year ended December 31, 2021, the Company did not pay or accrue any amounts due to Clean Marine AS in relation to the installation of EGCS on its owned and leased vessels (2020: $8.6 million, 2019: $9.1 million).

The Company accounts for its 15% of the share capital of TFG Marine under the equity method. In the year ended December 31, 2021, a share of losses of TFG Marine of $0.7 million (2020: $0.6 million losses) was recognized. As a result of this transaction the Company advanced a shareholder loan of $1.5 million to TFG Marine. The Company subsequently converted $0.1 million of the shareholder loan to equity. The Company has also entered into a bunker supply arrangement with TFG Marine, under which it has paid $240.5 million (2020: $88.1 million) to TFG Marine in the year ended December 31, 2021 and $20.6 million (2020: $5.4 million) remains due as of December 31, 2021. The Company has also agreed to provide a $50.0 million guarantee in respect of the performance of its subsidiaries, and two subsidiaries of an affiliate of Hemen, under a bunker supply arrangement with TFG Marine. As of December 31, 2021 and 2020, there are no amounts payable under this guarantee. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by the Trafigura Group and becomes payable, the Company shall pay a pro-rata amount based on its share of the equity in TFG Marine. The maximum liability under this guarantee is $6.0 million and there are no amounts payable under this guarantee as of December 31, 2021 and 2020.

Transactions with other affiliates of Hemen

In June 2016, the Company signed a $275.0 million senior unsecured facility agreement with an affiliate of Hemen, the Company's largest shareholder. The Company repaid $60.0 million in the year ended December 31, 2020 and up to $215.0 million remained available and undrawn as of December 31, 2020. In November 2021, the Company extended the terms of the facility by 12 months to May 2023. In the year ended December 31, 2021, the Company drew down $149.7 million under the facility to finance installments for the six VLCCs under construction, the deposits on two 2019 built VLCCs and for general corporate purposes. $209.7 million (2020: $60.0 million) of the extended facility has been recorded as long-term debt as of December 31, 2021. In the year ended December 31, 2021, the Company recognized interest expense of $8.2 million (2020: $4.8 million, 2019: $8.9 million).

In the year ended December 31, 2021, the Company chartered five (2020: ten) of its vessels to an affiliate of Hemen, of which one was a time charter with an initial term of 8 months. The remaining charters had terms of less than 6 months. The Company recognized revenue of $2.9 million (2020: $49.1 million) in relation to these charters in the year ended December 31, 2021.

Summary

A summary of net amounts earned from (paid to) related parties for the years ended December 31, 2021, 2020 and 2019 are as follows:

(in thousands of $)	2021	2020	2019
Seatankers Management Co. Ltd	1,810	7,844	18,878
SFL	2,555	2,112	1,591
Golden Ocean	3,912	5,630	6,851
Seatankers Management Norway AS	(461)	(515)	(705)
Alta Trading UK Limited	2,942	49,238	3,197
Seadrill Limited	277	348	367
Archer Limited	143	372	418
Flex LNG Ltd	1,637	1,289	1,195
Avance Gas	2,404	880	518
TFG Marine	786	557	—
Front Ocean Management AS	(252)	—	—
Other related parties	208	240	197

Amounts earned from other related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services and income interest income. Amounts paid to related parties comprise primarily rental for office space, support staff costs and guarantee fees.

Related party balances

A summary of balances due from related parties at December 31, 2021 and 2020 is as follows:

(in thousands of $)	2021	2020
SFL	3,886	4,835
Seatankers Management Co. Ltd	1,546	3,578
Archer Limited	30	88
Golden Ocean	3,376	2,336
Seadrill Limited	625	25
Alta Trading UK Limited	280	1,263
Flex LNG Ltd	425	366
TFG Marine	199	16
Avance Gas	737	540
Front Ocean Management AS	402	—
Other related parties	170	208
	11,676	13,255

A summary of balances due to related parties at December 31, 2021 and 2020 is as follows:

(in thousands of $)	2021	2020
SFL	6,878	8,978
Seatankers Management Co. Ltd	2,226	3,147
Golden Ocean	6,016	2,040
Flex LNG Ltd	191	143
TFG Marine	20,605	5,369
Avance Gas	334	176
	36,250	19,853

28.	COMMITMENTS AND CONTINGENCIES

As of December 31, 2021, the Company's newbuilding program consisted of six VLCCs which are expected to be delivered in 2022, starting in the first quarter. As of December 31, 2021, total installments of $128.4 million had been paid in connection with the Company’s remaining newbuilding program and remaining commitments amounted to $437.4 million, all of which is due to be paid in 2022, of which $390.0 million will be financed by committed term loan facilities.

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

Following assignments of two property leases in 2015, each to a related party, a subsidiary of the Company has guaranteed the remaining outstanding payments due under the leases of approximately $3.2 million as of December 31, 2021 (2020: approximately $4.4 million). The Company does not believe that it will be required to make any payments under these guarantees and has not recorded a liability in the balance sheet in this respect.

As of December 31, 2021, the Company has no further remaining commitments for the installation of EGCS (2020: nil).

As of December 31, 2021, the Company has no remaining commitments for the purchase of BWTS (2020: $0.2 million).

As of December 31, 2020, the Company had entered into forward bunker purchase arrangements for the delivery of 5,000 MT of bunker fuel per month for delivery between October 2020 to December 2021. The contracts obliged the Company to purchase and take delivery of the physical fuel at prices between $325 per MT and $365 per MT. In addition, the Company had entered into a further arrangement for the delivery of 5,000 MT of bunker fuel per month for delivery between January 2021 to December 2021. The contract obliged the Company to purchase and take delivery of the physical fuel at $232 per MT. As of December 31, 2021, the Company had no remaining commitments under these forward bunker purchase agreements.

As of December 31, 2021, the Company has agreed to provide a $50.0 million guarantee in respect of the performance of its subsidiaries, and two subsidiaries of an affiliate of Hemen, under a bunker supply arrangement with TFG Marine. As of December 31, 2021, there are no amounts payable under this guarantee. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by the Trafigura Group and becomes payable Frontline shall pay a pro rata amount based on its share of the equity in TFG Marine. The maximum liability under this guarantee is $6.0 million and there are no amounts payable under this guarantee as of December 31, 2021.

29.	SUPPLEMENTAL INFORMATION

In the year ended December 31, 2021, the Company received a distribution from DNK, the Norwegian Shipowners Mutual War Risk Insurance Association, of $13.4 million, after tax of $4.5 million. The gross distribution of $17.9 million was recorded in Other non-operating items, net in the Consolidated Statement of Operations.

In the year ended December 31, 2020, the Company agreed with SFL to terminate the long-term charter for one vessel. The Company recognized a reduction in finance lease obligations of $24.0 million in the year ended December 31, 2020 in respect of this vessel.

Further information on the termination of long-term charters with SFL can be found in Note 18.

In the year ended December 31, 2020, the Company completed the sale of its 71.38% ownership interest in SeaTeam Management to OSM for consideration of $10.7 million, $5.4 million of which was received on October 20, 2020 upon the completion of the sale. In the year ended December 31, 2021 the Company received two equal payments of $2.7 million on April 1, 2021 and on December 1, 2021. Further information on the sale of Seateam Management can be found in Note 10.

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

30.	SUBSEQUENT EVENTS

In November 2021, Frontline announced that it has entered into an agreement whereby the Company will sell four of its scrubber fitted LR2 tankers built in 2014 and 2015 for an aggregate sale price of $160.0 million to SFL Tanker Holding Ltd., a company related to Hemen, our largest shareholder. In December 2021 two vessels were delivered to the new owners. The remaining two vessels were delivered to the new owners in January 2022. After repayment of debt on the vessels, the transaction will generate total net cash proceeds of $68.6 million with net cash proceeds of $35.1 million to be recorded in the first quarter of 2022. The Company recorded a gain on sale in relation to the first two vessels of $5.1 million in the year ended December 31, 2021 and expects to record a gain of approximately $6.0 million in the first quarter of 2022.