Form 20-F
period 2023-12-31
Frontline plc
filed 2024-04-26
CIK 913290

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2023
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________________ to _________________
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________________________

Commission file number	001-16601

Frontline plc
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

Cyprus
(Jurisdiction of incorporation or organization)

8, John Kennedy Street, Iris House, Off. 740B, 3106 Limassol, Cyprus
(Address of principal executive offices)

Marios Saveriades, Telephone: +357 25 588767, Facsimile: +357 25 591900, 8, John Kennedy Street, Iris House, Off. 740B, 3106 Limassol, Cyprus
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol	Name of each exchange on which registered

Ordinary Shares, Nominal Value $1.00 Per Share	FRO	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Ordinary Shares, Nominal Value $1.00 Per Share
(Title of Class)
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

222,622,889 Ordinary Shares, Nominal Value $1.00 Per Share

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

Frontline plc and its subsidiaries, or Frontline, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This annual report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance, and are not intended to give any assurance as to future results. When used in this document, the words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "targets," "likely," "would," "could," "seeks," "continue," "possible," "might" and similar expressions, terms or phrases may identify forward-looking statements.

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
•changes in the Company's operating expenses and cash flows, including bunker prices, dry docking, crew costs and insurance costs;
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
•compliance with governmental, tax, environmental and safety regulation, any non-compliance with U.S. or European Union regulations;
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
•potential disruption of shipping routes due to accidents, environmental factors, political events, public health threats, international hostilities including the ongoing developments in the Ukraine region and the developments in the Middle East, including the armed conflict in Israel and the Gaza Strip, acts by terrorists or acts of piracy on ocean-going vessels;
•the length and severity of epidemics and pandemics and their impacts on the demand for seaborne transportation of crude oil and refined products;
•the impact of port or canal congestion;
•business disruptions due to adverse weather, natural disasters or other disasters outside our control; and
•other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, or the SEC, or the Commission.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Throughout this annual report, the "Company," "we," "us" and "our" all refer to Frontline plc and its subsidiaries. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons, which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. The Company operates oil tankers of two sizes: very large crude carriers, or VLCCs, which are between 200,000 and 320,000 dwt, and Suezmax tankers, which are vessels between 120,000 and 170,000 dwt. The Company also operates LR2/Aframax tankers, which are clean product tankers and range in size from 111,000 to 115,000 dwt. The Company defines an ECO vessel as a vessel with certain specifications that improve fuel consumption performance as compared to the previous generation of vessels. Typically built from 2015 onwards, ECO vessels have improved hull and engine designs to maximize operational performance according to today’s operational profiles. The Company also designates vessels as ECO if they have undergone retrofits such as de-rating to improve specific fuel consumption at today’s market speeds, installing propulsion improvement devices, or upgrading engine and equipment to bring the consumption performance of older vessels into line with those constructed from 2015 onwards. All ECO-vessels meet EEXI certification requirements. Unless otherwise indicated, all references to "USD," "US$" and "$" in this annual report are U.S. dollars.

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

•Risks Related to an Investment in Our Securities

Our ordinary shares are subject to a significant number of external and internal risks. The market price of our ordinary shares has historically been unpredictable and volatile. As a holding company, we depend on the ability of our subsidiaries to distribute funds to satisfy our financial and other obligations. As we are a foreign corporation, our shareholders may not have the same rights as shareholders in a U.S. corporation may have. In addition, our shareholders may not be able to bring suit against us or enforce a judgement obtained in the U.S. against us since our offices and the majority of our assets are located outside of the U.S. Furthermore, sales of our ordinary shares could cause the market price of our ordinary shares to decline. Details of specific risks relating to our ordinary shares are described below.

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

Historically, the tanker industry has been highly cyclical, with volatility in profitability, charter rates and asset values resulting from changes in the supply of, and demand for, tanker capacity and changes in the supply of and demand for oil and oil products. These factors may adversely affect the rates payable and the amounts we receive in respect of our vessels. The armed conflicts in Ukraine and in Israel and Gaza have continued to disrupt energy production and trade patterns, including shipping in the Black Sea, Red Sea and elsewhere, and its impact on energy demand and costs is expected to remain uncertain. Our ability to re-charter our vessels on the expiration or termination of their current spot and time charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker market and we cannot guarantee that any renewal or replacement charters we enter into will be sufficient to allow us to operate our vessels profitably. Our revenues are affected by our strategy to employ some of our vessels on time charters, which have a fixed income for a pre-set period of time as opposed to trading ships in the spot market where their earnings are heavily impacted by the supply and demand balance. If we are not able to obtain new contracts in direct continuation with existing charters or for newly acquired vessels, or if new contracts are entered into at charter rates substantially below the existing charter rates or on terms otherwise less favorable compared to existing contracts terms, our revenues and profitability could be adversely affected.

The factors that may influence demand for tanker capacity include:

•the supply of and demand for oil and oil products;
•the supply of and demand for alternative energy sources
•global and regional economic and political conditions, including developments in international trade, including the increased vessel attacks and piracy in the Red Sea in connection with the conflict between Israel and Hamas, national oil reserves policies, fluctuations in industrial and agricultural production;
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
•international sanctions, embargoes, import and export restrictions, nationalizations, piracy, terrorist attacks and armed conflicts, including the conflicts between Russia and Ukraine and between Israel and Hamas;
•any restrictions on crude oil production imposed by the Organization of the Petroleum Exporting Countries, or OPEC, and non-OPEC oil producing countries;
•legal and regulatory changes including regulations adopted by supranational authorities and/or industry bodies, such as safety and environmental regulations and requirements by major oil companies; and
•diseases and viruses, affecting livestock and humans, including pandemics.

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
•the number of vessel casualties;
•technological advances in tanker design and capacity, propulsion technology and fuel consumption efficiency;
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
•business disruptions, including supply chain disruptions and congestion, due to natural or other disasters and any lockdown measures imposed by governments in regions whose economic conditions have a direct correlation demand for tanker products, including China;
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
•the phasing of maritime shipping into the EU Emission Trading Scheme (the “ETS”), which applies to all large ships of 5,000 gross tonnage or above; and
•government subsidies of shipbuilding;

In 2023, the tanker market was strongly impacted by geopolitical events. United States and EU/G7 sanctions against Russian oil products officially took effect on February 5, 2023, which reinforced the trade on ton-mile recalibration that had already begun in 2022 in anticipation of the sanctions. In early October 2023, a military conflict in the Middle East and subsequent attacks in the region and against vessels forced several vessels to reroute away from the Red Sea. This added to the ton-mile growth already seen from the sanctions against Russia.

Geopolitical factors and restrictions on Panama Canal transits similarly resulted in longer sailing patterns. The consequent trade recalibration towards longer haul trade led to a change in tanker freight rates towards higher average levels and increased rate volatility.

In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance costs, insurance coverage costs, and the efficiency and age profile of the existing tanker fleet. The factors affecting the supply and demand for tankers have been volatile and are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable, including those discussed above. Market conditions were volatile in 2023 and continued volatility may reduce demand for transportation of oil over longer distances and increase the supply of tankers to carry that oil, which may have a material adverse effect on our business, financial condition, results of operations, cash flows, ability to pay dividends and existing contractual obligations.

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
•armed conflict in the Arabian Gulf and West Africa and political or other factors; and
•the development, availability and the costs of nuclear power, natural gas, coal, renewable and other alternative sources of energy.

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

A significant portion of our earnings are related to the oil industry. A shift in or disruption of consumer demand from oil towards other energy sources such as electricity, natural gas, liquified natural gas, renewable energy, hydrogen or ammonia will potentially affect the demand for our vessels. A shift from the use of internal combustion engine vehicles may also reduce the demand for oil. These factors could have a material adverse effect on our future performance, results of operations, cash flows and financial position

“Peak oil” is the year when the maximum rate of extraction of oil is reached. The International Energy Agency (“IEA”) recently announced a forecast of “peak oil” during the late 2020s. OPEC maintains that “peak oil” will not be reached until at least 2040, despite transition toward other energy sources. Irrespective of “peak oil”, the continuing shift in consumer demand from oil towards other energy resources such as wind energy, solar energy, hydrogen energy, nuclear energy or renewable energy, which appears to be accelerating as a result of shifts in government commitments and support for energy transition programs, may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

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

Additionally, cybersecurity researchers have observed increased cyberattack activity, and warned of heightened risks of cyberattacks, in connection with the conflicts between Russia and Ukraine and between Israel and Hamas. To the extent such attacks have collateral effects on global critical infrastructure or financial institutions, such developments could adversely affect our business, operating results and financial condition. At this time, it is difficult to assess the likelihood of such a threat and any potential impact at this time.

Furthermore, cybersecurity continues to be a key priority for regulators around the world, and some jurisdictions have enacted laws requiring companies to notify individuals or the general investing public of data security breaches involving certain types of personal data, including the SEC, which, on July 26, 2023, adopted amendments requiring the prompt public disclosure of certain cybersecurity breaches. If we fail to comply with the relevant laws and regulations, we could suffer financial losses, a disruption of our businesses, liability to investors, regulatory intervention or reputational damage.

For more information on our cybersecurity risk management and strategy, please see “Item 16K. Cybersecurity.”

Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies may impose additional costs on us or expose us to additional risks.

Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. Companies which fail to adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have failed to respond appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage, costs related to litigation, and the business, financial condition, and/or stock price of such a company could be materially and adversely affected.

Regulators and standard setters in various jurisdictions issued definitive proposals to transform ESG reporting in 2022. The proposed ESG disclosures in the U.S. by the SEC and in the EU as part of the Corporate Sustainability Reporting Directive ("CSRD") are expected to be applicable to the Company for the year ending December 31, 2025, as summarized below.

In February 2021, the Acting Chair of the SEC issued a statement directing the Division of Corporation Finance to enhance its focus on climate-related disclosure in public company filings and in March 2021 the SEC announced the creation of a Climate and ESG Task Force in the Division of Enforcement (the “Task Force”). The Task Force’s goal is to develop initiatives to proactively identify ESG-related misconduct consistent with increased investor reliance on climate and ESG-related disclosure and investment. To implement the Task Force’s purpose, the SEC has taken several enforcement actions, with the first enforcement action taking place in May 2022, and proposed but not yet promulgated new rules. On March 21, 2022, the SEC proposed that all public companies are to include extensive climate-related information in their SEC filings. On May 25, 2022, the SEC proposed a second set of rules aiming to curb the practice of "greenwashing" (i.e., making unfounded claims about one's ESG efforts) and would add proposed amendments to rules and reporting forms that apply to registered investment companies and advisers, advisers exempt from registration, and business development companies. On March 6, 2024, the SEC adopted final rules to require registrants to disclose certain climate-related information in SEC filings of all public companies. The final rules require companies to disclose, among other things: material climate-related risks; activities to mitigate or adapt to such risks; information about the registrant's board of directors' oversight of climate-related risks and management’s role in managing material climate-related risks; and information on any climate-related targets or goals that are material to the registrant's business, results of operations, or financial condition. Further, to facilitate investors' assessment of certain climate-related risks, the final rules require disclosure of Scope 1 and/or Scope 2 greenhouse gas emissions on a phased-in basis when those emissions are material; the filing of an attestation report covering the required disclosure of such registrants’ Scope 1 and/or Scope 2 emissions, also on a phased-in basis; and disclosure of the financial statement effects of severe weather events and other natural conditions including, for example, costs and losses. The final rules include a phased-in compliance period for all registrants, with the compliance date dependent on the registrant’s filer status and the content of the disclosure. However, on March 15, 2024, the U.S. Court of Appeals for the Fifth Circuit granted an administrative stay on the SEC's recent climate disclosure rule.

The CSRD was driven, in part, by the European Green Deal, a December 2019 European Commission package of policy initiatives designed to achieve climate neutrality by 2050 and protect Europe’s natural habitat. Although the EU’s current Non-Financial Reporting Directive ("NFRD") has imposed some requirements to disclose environmental and social impacts since 2017, the CSRD results in more companies being included in scope and more detailed requirements. The CSRD was adopted by the European Parliament and the Council of the European Union in November 2022 and was effective on January 5, 2023. The CSRD is a regulation aimed at promoting sustainability and transparency in business practices. It requires large companies to disclose information on their ESG performance. The directive aims to create a more sustainable and responsible corporate sector in the EU. The impact of the directive on businesses is significant. It encourages companies to integrate sustainability into their strategies and operations, leading to more responsible and transparent practices. By disclosing their ESG performance, companies are better able to identify areas for improvement and address potential risks. The implementation of CSRD may also pose challenges for businesses. Complying with the disclosure requirements may require additional resources and expertise. Companies may need to invest in data collection, reporting systems, and staff training to meet the CSRD requirements. Additionally, companies operating in multiple jurisdictions may face complexities in aligning their reporting practices with varying national regulations.

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

MEPC 75 introduced draft amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. To achieve a 40% reduction in carbon emissions by 2023 compared to 2008, shipping companies are required to include: (i) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (ii) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”). The EEXI is required to be calculated for ships of 400 gross tonnage and above. The IMO and MEPC will calculate “required” EEXI levels based on the vessel’s technical design, such as vessel type, date of creation, size and baseline. Additionally, an “attained” EEXI will be calculated to determine the actual energy efficiency of the vessel. A vessel’s attained EEXI must be less than the vessel’s required EEXI. Non-compliant vessels will have to upgrade their engine to continue to travel. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. The vessel’s attained CII must be lower than its required CII. Vessels that continually receive subpar CII ratings will be required to submit corrective action plans to ensure compliance. MEPC 79 also adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. MEPC 79 revised the EEDI calculation guidelines to include a CO2 conversion factor for ethane, a reference to the updated ITCC guidelines, and a clarification that in case of a ship with multiple load line certificates, the maximum certified summer draft should be used when determining the deadweight. The amendments will enter into force on May 1, 2024. In July 2023, MEPC 80 approved the plan for reviewing CII regulations and guidelines, which must be completed at the latest by January 1, 2026. There will be no immediate changes to the CII framework, including correction factors and voyage adjustments, before the review is completed.

MEPC 76 adopted amendments to the International Convention on the Control of Harmful Anti-Fouling Systems on Ships, 2001, or the AFS Convention, which have entered into force on January 1, 2023. From this date, all ships shall not apply or re-apply anti-fouling systems containing cybutryne on or after January 1, 2023; all ships bearing an anti-fouling system that contains cybutryne in the external coating layer of their hulls or external parts or surfaced on January 1, 2023 shall either: remove the anti-fouling system or apply a coating that forms a barrier to this substance leaching from the underlying non-compliance anti-fouling system. The Company does not currently apply anti-fouling systems containing cybutryne.

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

If there is an economic slowdown in the Asia Pacific region, especially in China, it may have a negative effect on us of the recent slowdown in the rest of the world. In recent history, China has had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. While the growth rate of China's GDP for the year ended December 31, 2023, is estimated to be around 5.2%, up from the growth rate of 3.0% for the year ended December 31, 2022, the market is still volatile and there is a risk of a Chinese financial crisis resulting from deteriorating real estate values. As such, China and other countries in the Asia Pacific region may experience slowed or even negative economic growth in the future. Our financial condition and results of operations, as well as our future prospects, would likely be impeded by an economic downturn in any of these countries.

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

In addition, in September 2020, President Xi Jinping committed his country to achieving carbon neutrality by 2060 at the UN General Assembly. Carbon emissions are currently a prominent part of China’s economic and industrial structure as it relies heavily on nonrenewable energy sources, generally lacks energy efficiency, and has a rapidly growing energy demand. Depending on how China attempts to achieve carbon neutrality by 2060, including through the reduction in the use of oil, an overall increase in the use of nonrenewable energy as part of the energy consumption mix and through other means, any reduction in the demand for oil and oil products and our tanker vessels could have a material adverse effect on our business, cash flows and results of operations.

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

Currently, the world economy continues to face a number of actual and potential challenges, including the war between Ukraine and Russia and between Israel and Hamas, current trade tension between the United States and China, political instability in the Middle East and the South China Sea region and other geographic countries and areas, terrorist or other attacks, war (or threatened war) or international hostilities, such as those between the United States and China, North Korea or Iran.

In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region and most recently in the Black Sea in connection with the conflict between Russia and the Ukraine and in connection with the recent attacks by the Houthi movement in the Red Sea following the recent conflicts between Israel and Hamas. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our future performance, results of operation, cash flows and financial position.

Beginning in February of 2022, President Biden and several European leaders announced various economic sanctions against Russia in connection with the aforementioned conflicts in the Ukraine, which may adversely impact our business, given Russia’s role as a major global exporter of crude oil and natural gas. The United States has implemented the Russian Foreign Harmful Activities Sanctions program, which includes prohibitions on the import of certain Russian energy products into the United States, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal, as well as prohibitions on all new investments in Russia by U.S. persons, among other restrictions. Furthermore, the United States has also prohibited a variety of specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging, and customs brokering. These prohibitions took effect on December 5, 2022 with respect to the maritime transport of crude oil and took effect on February 5, 2023 with respect to the maritime transport of other petroleum products. An exception exists to permit such services when the price of the seaborne Russian oil does not exceed the relevant price cap. Violations of the price cap policy or the risk that information, documentation, or attestations provided by parties in the supply chain are later determined to be false may pose additional risks adversely affecting our business.

Our business could also be adversely impacted by trade tariffs, trade embargoes or other economic sanctions that limit trading activities by the United States or other countries against countries in the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures, including as a result of the current conflict between Israel and Hamas.

If our vessels call at ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government, the European Union, the United Nations or other governmental authorities, it could lead to monetary fines or penalties and adversely affect our reputation and the market for our ordinary shares.

None of our vessels called on ports located in countries or territories that are the subject of country-wide or territory-wide sanctions or embargoes imposed by the U.S. government or other applicable governmental authorities (“Sanctioned Jurisdictions”) in 2023 in violation of applicable sanctions or embargo laws. Although we intend to maintain compliance with all applicable sanctions and embargo laws, and we endeavor to take precautions reasonably designed to mitigate such risks, it is possible that, in the future, our vessels may call on ports located in Sanctioned Jurisdictions on charterers’ instructions and/or without our consent. If such activities result in a violation of sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our ordinary shares could be adversely affected.

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

As a result of Russia’s actions in Ukraine and the war between Israel and Hamas, the U.S., EU and United Kingdom, together with numerous other countries, have imposed significant economic sanctions which may adversely affect our ability to operate in the region and also restrict parties whose cargo we carry.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations in 2023, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in our reputation and the market for our securities to be adversely affected and/or some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries or territories identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in countries or territories that we operate in.

Compliance with safety and other vessel requirements imposed by classification societies may be costly and could reduce our net cash flows and profit or loss.

The hull and machinery of every commercial vessel must be certified as being "in class" by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. All of our vessels are certified as being “in class” by all the applicable Classification Societies (e.g., American Bureau of Shipping, Lloyd's Register of Shipping or DNV).

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel's machinery may be placed on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. We expect our vessels to be on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be dry docked every 30 to 60 months for inspection of its underwater parts. Our vessels also undergo inspections with a view towards compliance under the Ship Inspection Report Programme (SIRE) and the United States Coast Guard (USCG) requirements, as applicable.

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

We have incurred increased costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require, among others, the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition. Low sulfur fuel is more expensive than standard marine fuel containing 3.5% sulfur content and may become more expensive or difficult to obtain as a result of increased demand. If the cost differential between low sulfur fuel and high sulfur fuel is significantly higher than anticipated, or if low sulfur fuel is not available at ports on certain trading routes, it may not be feasible or competitive to operate our vessels on certain trading routes without installing scrubbers or without incurring deviation time to obtain compliant fuel. Scrubbers may not be available to be installed on such vessels at a favorable cost or at all if we seek them at a later date. Further, there is a risk that if the fuel spread between high sulfur fuel oil and low sulfur fuel oil decreases, we may not be able to recover the investments we have made in our scrubbers with our expected timeframes or at all. As of December 31, 2023, 47 of the vessels owned by the Company are fitted with scrubbers, of which 25 vessels were delivered to the Company with scrubbers fitted. As of December 31, 2023, the Company has incurred $91.4 million since 2018 on the purchase and installation of scrubbers on 30 vessels, of which two were sold in 2021, two were sold in 2022, the leases on two vessels were terminated in 2022 and a further two were sold in 2023.

Furthermore, depending on the date of the International Oil Pollution Prevention, or IOPP, renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ships constructed on or after September 8, 2017 are to comply with the D-2 standards on or after September 8, 2017. As of December 31, 2023, the Company has incurred $22.8 million since 2018 to comply with these regulations.

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit, or VGP program and the U.S. National Invasive Species Act, or NISA, are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act, or VIDA, which was signed into law on December 4, 2018, requires that the U.S. Environmental Protection Agency, or EPA, develop national standards of performance for approximately 30 discharges, similar to those found in the VGP within two years. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA. On October 18, 2023, the EPA published a supplemental notice of the proposed rule sharing new ballast water data received from the U.S. Coast Guard (“USCG”) and providing clarification on the proposed rule. The public comment period for the proposed rule ended on December 18, 2023. Once EPA finalizes the rule (possibly by Fall 2024), USCG must develop corresponding implementation, compliance and enforcement regulations regarding ballast water within two years. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.

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

As of December 31, 2023, 72 of the 76 vessels, which are owned by us, were employed in the spot market or on short-term or variable rate time charters, and we are therefore exposed to fluctuations in spot market charter rates.

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

We have entered into various contracts, including charter parties with our customers, which subject us to counterparty risks. The ability and willingness of each of the counterparties to perform its obligations under a contract with us or contracts entered into on our behalf will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the shipping sector, the overall financial condition of the counterparty, charter rates received for tankers and the supply and demand for commodities. Should a counterparty fail to honor its obligations under any such contracts we could sustain significant losses that could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to pay dividends. As of December 31, 2023, four of our vessels are currently on time charters with a fixed rate element. The time charters have a remaining duration of less than three years.

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

For vessels on voyage charters, fuel oil, or bunkers, is a significant, if not the largest, expense. Changes in the price of fuel may adversely affect our profitability to the extent we have vessels on voyage charters. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, such as the ongoing conflict in the Ukraine region and between Israel and Hamas, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Any future increase in the cost of fuel may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

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

Acts of piracy and attacks on ocean-going vessels could adversely affect our business.

Acts of piracy and attacks have historically affected ocean-going vessels trading in certain regions of the world, such as the South China Sea, the Gulf of Aden and the Red Sea. Piracy continues to occur in the Gulf of Aden, off the coast of Somalia, and increasingly in the Gulf of Guinea. We consider potential acts of piracy to be a material risk to the international shipping industry, and protection against this risk requires vigilance. Our vessels regularly travel through regions where pirates are active. Furthermore, the recent Houthi seizures and attacks on commercial vessels in the Red Sea and the Gulf of Aden have impacted the global economy as some companies, including Frontline, have decided to reroute vessels to avoid the Suez Canal and Red Sea. We are insured for a wide range of war risks through membership in a mutual war risk club. However, losses could arise from acts of terrorism, piracy, regional conflicts and other armed actions, which are not covered by insurance and could have a material adverse effect on our results of operations, financial condition and ability to pay dividends. Crew costs could also increase in such circumstances.

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
•the types, sizes, specification and ages of vessels;
•the prevailing level of charter rates;
•the need to upgrade secondhand and previously owned vessels as a result of environmental, safety, regulatory or charterer requirements;
•the energy efficiency and carbon profile of our vessels; and
•technological advances in vessel design, capacity, propulsion technology and fuel consumption efficiency.

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

As of December 31, 2023, four of our vessels are currently on fixed rate charters with an initial duration in excess of six months. While our fixed rate time charters generally provide more reliable revenues, they also limit the portion of our fleet available for spot market voyages during an upswing in the tanker industry cycle, when spot market voyages might be more profitable. By the same token, we cannot assure you that we will be able to successfully employ our vessels in the future or renew existing charters at rates sufficient to allow us to operate our business profitably or meet our obligations. A decline in charter or spot rates or a failure to successfully charter our vessels could have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends.

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

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of December 31, 2023 the average age of our fleet is approximately six years. As our fleet ages we will incur increased costs. Older vessels are typically less fuel efficient than more recently constructed vessels due to improvements in engine and hull technology. Governmental regulations, safety and other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment to some of our vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. As a result, regulations and standards could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to pay dividends.

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

Volatility of interest rate benchmarks could affect our profitability, earnings and cash flow.

As certain of our current financing agreements have, and our future financing arrangements may have, floating interest rates, typically based on the Secured Overnight Financing Rate ("SOFR"), movements in interest rates could negatively affect our financial performance.

In order to manage our exposure to interest rate fluctuations under SOFR or any other alternative rate, we have and may from time to time use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position.

Volatility in applicable interest rates among our financing agreements, presents a number of risks to our business, including potential increased borrowing costs for future financing agreements or unavailability of or difficulty in attaining financing, which could in turn have an adverse effect on our profitability, earnings and cash flow.

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

As of December 31, 2023, we had $3,456.5 million of outstanding debt. Certain of our debt facilities require us or our subsidiaries to maintain the following financial covenants; minimum value of vessels, value-adjusted equity, positive working capital, and a certain level of free cash.

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

There is no minimum substance requirement currently under Cyprus Tax Law. Tax residency in Cyprus requires that the place of effective management and control is in fact in Cyprus and that Frontline Plc has the activities and mandate to conduct the

Company’s business on a daily basis, and make strategic decisions on behalf of the Company as a parent company of a global shipping group.

Cypriot tax law does not provide a description of how to assess whether management and control is exercised in Cyprus, instead, the Cyprus Tax Authorities apply jurisprudence based on English Law.

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

As of December 31, 2023, we had $112.5 million of goodwill on our balance sheet. Any goodwill impairment loss would negatively impact our results of operations and financial position.

The aging of our fleet may result in increased operating costs or loss of hire in the future, which could adversely affect our earnings.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of December 31, 2023, the average age of our owned tanker fleet is approximately six years. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel-efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, including environmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions might not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

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

C.K. Limited is the trustee of two trusts (the “Trusts”) that indirectly hold all of the shares of Hemen, our largest shareholder. Accordingly, C.K. Limited, as trustee, may be deemed to beneficially own the 79,145,703 of our ordinary shares, representing 35.6% of our outstanding shares that are owned by Hemen. Mr. Fredriksen established the Trusts for the benefit of his immediate family. Beneficiaries of the Trusts do not have any absolute entitlement to the Trust assets and thus disclaim beneficial ownership of all of our ordinary shares owned by Hemen. Mr. Fredriksen is neither a beneficiary nor a trustee of either Trust and has no economic interest in such ordinary shares. He disclaims any control over and all beneficial ownership of such ordinary shares, save for any indirect influence he may have with C.K. Limited, as the trustee of the Trusts, in his capacity as the settlor of the Trusts. Please see “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders.”

For so long as C.K. Limited and Hemen beneficially own a significant percentage of our outstanding ordinary shares, it is able to exercise significant influence over us and will be able to strongly influence the outcome of shareholder votes on other matters, including the adoption or amendment of provisions in our articles of incorporation or bye-laws and approval of possible mergers, amalgamations, control transactions and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, amalgamations, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our ordinary shares. Hemen may not necessarily act in accordance with the best interests of other shareholders. The interests of Hemen may not coincide with the interests of other holders of our ordinary shares. To the extent that conflicts of interests may arise, Hemen may vote in a manner adverse to us or to you or other holders of our securities.

Certain of our directors, executive officers and major shareholders may have interests that are different from the interests of our other shareholders.

Certain of our directors, executive officers and major shareholders may have interests that are different from, or are in addition to, the interests of our other shareholders.

Hemen is also a principal shareholder of a number of other large publicly traded companies involved in various sectors of the shipping and oil services industries, or the Hemen Related Companies. In addition, certain of our directors, including Mr. Lorentzon, Mr. Fredriksen, Mr. O’Shaughnessy, Mr. Hjertaker, Mr. Jakobsen, and Mr. Stonex also serve on the boards of one or more of the Hemen Related Companies, including but not limited to, Golden Ocean Group Limited, or Golden Ocean, SFL Corporation Ltd, or SFL, Archer Limited, Avance Gas Holding Ltd., ST Energy 1 Ltd. and Flex LNG Ltd. There may be real or apparent conflicts of interest with respect to matters affecting Hemen and other Hemen Related Companies whose interests in some circumstances may be adverse to our interests.

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

As of December 31, 2023, we employed approximately 88 people in our offices in Cyprus, the United Kingdom, Singapore, Norway and China. We contract with third party ship managers to manage and operate our vessels, including the crewing of those vessels. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out as we expect and could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

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

We believe we qualify for this statutory tax exemption for the 2023 taxable year.

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

In line with the tonnage tax legislation of the Republic of Cyprus, the Company will pay, in lieu of corporate tax, "tonnage tax" calculated on the basis of the net tonnage of the qualifying vessels the Company owns, charters or manages. To the extent that the vessels concerned do not fly the Cyprus flag, registration under Cyprus Tonnage Tax System (“TTS”) is optional under conditions. Once the option to enter TTS is exercised, it carries an obligation to remain within TTS for ten years. Exiting before the expiration of the ten-year period for reasons other than the sale of a vessel, the termination of the charter or the termination of the ship management of all the ships under management, will cause the entities concerned exposure to corporate tax.

Changes to the tax regimes applicable to us, or the interpretation thereof, may impact future operating results.

Frontline is also operating vessels under Cyprus, Maltese, Hong Kong and Marshall Island flags for which the Company will pay the required taxes and fees in these particular jurisdictions.

There is, however, no guarantee that the tonnage tax legislation will not be reversed or that other forms of taxation will not be imposed or could not impact the company. We are subject to income and other taxes in the United States and foreign jurisdictions, and our results of operations and financial results may be affected by tax and other initiatives around the world. For instance, there is a high level of uncertainty in today’s tax environment stemming from global initiatives put forth by the Organisation for Economic Co-operation and Development’s (“OECD”) two-pillar base erosion and profit shifting project. In October 2021, members of the OECD put forth two proposals: (i) Pillar One reallocates profit to the market jurisdictions where sales arise versus physical presence; and (ii) Pillar Two compels multinational corporations with €750 million or more in annual consolidated revenue to pay an effective global minimum tax of 15% on income received in each country in which they operate. The reforms aim to level the playing field between countries by discouraging them from reducing their corporate income taxes to attract foreign business investment. Over 140 countries agreed to enact the two-pillar solution to address the challenges arising from the digitalization of the economy and, in 2024, these guidelines were declared effective and must now be enacted by those OECD member countries. It is possible that these guidelines, including the global minimum corporate tax rate measure of 15%, could increase the burden and costs of our tax compliance, the amount of taxes we incur in those jurisdictions and our global effective tax rate, which could have a material adverse impact on our results of operations and financial results such as, but not limited to, the proposed OECD global minimum tax, tax developments applicable in the EU and a carbon tax or emissions trading system in the context of the discouragement of the use of fossil fuels. To the extent such changes would be implemented on the EU level only, the global level playing field may be distorted and put the Company in a weaker competitive position compared to its non-EU peer companies.

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
•changes in key management personnel; and
•other events or factors, including those resulting from such events, or the prospect of such events, including war, terrorism and other international conflicts, public health issues, including health epidemics or pandemics, adverse weather and climate conditions that could disrupt our operations or result in political or economic instability.

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

The aforesaid pre-emption right of the shareholders can only be excluded or restricted by way of a resolution of the general meeting. Such resolution must be approved by a majority of two thirds of the votes corresponding either to the represented securities or to the represented issued share capital. When at least half of the issued share capital is represented, a simple majority shall be sufficient. A copy of such resolution must be thereafter submitted to the Cyprus Companies’ Registry for registration and publication purposes. Shareholder approval was obtained at Frontline plc’s annual general meeting held on December 12, 2023 to waive their pre-emption rights so that the Company may offer to the public, at the discretion of the Board of Directors, new ordinary shares, debentures or other securities without any shareholder pre-emptive restrictions.

When such a resolution is proposed by the directors in a general meeting (either extraordinary or annual general meeting) the directors shall have an obligation to present to the general meeting a written report which shall state the reasons for restriction or exclusion of the right of pre-emption and shall justify the proposed issue price. The proposed issue price may be fixed to a specific price or within a range of a minimum and a maximum price which shall be determined by the directors at their discretion at the time of issue.

The restriction or exclusion of the right of pre-emption may be specific to a specific proposed share issue(s) or general, provided that the maximum number of shares and the maximum period during which the relevant shares may be issued are indicated.

Because our decision to issue equity securities or incur debt in the future will depend on a variety of factors, including market conditions and other matters that are beyond our control, we cannot predict or estimate the timing, amount or form of our capital raising activities in the future. Such activities could, however, cause the price of our ordinary shares to decline significantly.

Pre-emption rights for shareholders of the Company’s ordinary shares may be unavailable.

In the case of certain increases in our issued share capital, under Cyprus law, existing holders of shares are entitled to pre-emption rights to subscribe for such shares, unless shareholders disapply such rights by a special resolution at a shareholders' meeting. These pre-emption rights have been disapplied by Frontline plc’s shareholders in respect of certain new issuances as shareholder approval was obtained at Frontline plc’s annual general meeting held on December 12, 2023 to waive their Pre-Emption Right (defined below) so that the Company may offer to the public, at the discretion of the board of directors, new ordinary shares, debentures or other securities without any shareholder pre-emptive restrictions. For more information, please see “Item 10. Additional Information—B. Memorandum of Association and Bye-Laws – Shareholders’ Rights” and “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

ITEM 4. INFORMATION ON THE COMPANY

A.  HISTORY AND DEVELOPMENT OF THE COMPANY

The Company

We are Frontline plc, an international shipping company incorporated in Cyprus as a public limited liability company (Company No. 442213). Our registered and principal executive offices are located at 8, John Kennedy Street, Iris House, Off. 740B, 3106 Limassol, Cyprus, and our telephone number at that address is + 35725-588767.

At a Special General Meeting on December 20, 2022, the Company's shareholders agreed to redomicile the Company to the Republic of Cyprus under the name of Frontline plc (the “Redomiciliation”). The business, assets and liabilities of Frontline Ltd. and its subsidiaries prior to the Redomiciliation were the same as Frontline plc immediately after the Redomiciliation on a consolidated basis, as well as its fiscal year. In addition, the directors and executive officers of Frontline plc immediately after the Redomiciliation were the same individuals who were directors and executive officers, respectively, of Frontline Ltd. immediately prior to the Redomiciliation. On December 30, 2022, the Registrar of Companies and Official Receiver of the Republic of Cyprus issued a temporary redomiciliation certificate, and the Redomiciliation has therefore taken effect.

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

On December 12, 2023, the Company held its annual general meeting of shareholders whereby shareholders approved, among other things, for a period of twelve months with effect from 12:00 p.m. on December 12, 2023, the proposals to exclude the shareholders’ Pre-Emption Right (defined below) with respect to any offer by the Company to the public against cash consideration, as may be decided by the board of directors from time to time, of: (i) a maximum of 377,377,111 ordinary shares of nominal value $1.00 each ranking pari passu with the existing ordinary shares of the Company at a subscription price which shall be determined by the board of directors not lower than $1.00 per share; and (ii) a maximum of 377,377,111 debentures or other securities convertible into ordinary shares of nominal value $1.00 each ranking pari passu with the existing ordinary shares of the Company or options or other securities carrying the right to subscribe for ordinary shares of the Company of nominal value $1.00 each ranking pari passu with the existing ordinary shares of the Company at a subscription price which shall be determined by the board of directors not lower than $1.00 per security.

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

Vessel Acquisitions, Disposals, Redeliveries and Newbuilding Contracts of the Company

In May 2021, the Company entered into an agreement for the acquisition through resale of six latest generation ECO-type VLCC newbuilding contracts at the Hyundai Heavy Industries ("HHI") shipyard in South Korea for an aggregate purchase price of $565.8 million. The Company took delivery of the VLCC newbuildings, Front Alta, Front Tweed, Front Tana, and Front Gaula from HHI, in April, June, August, and October 2022, respectively. As of December 31, 2022, the Company’s newbuilding program consisted of two scrubber-fitted VLCCs, Front Orkla and Front Tyne, which were delivered in January 2023. As of December 31, 2023, there are no remaining vessels in the Company’s newbuilding program and there are no remaining commitments.

In November 2021, the Company announced that it had entered into an agreement to sell four of its scrubber-fitted LR2 tankers for an aggregate sales price of $160.0 million to SFL Tanker Holding Ltd., a company related to Hemen, its largest shareholder. Two vessels were delivered to the new owners in December 2021 and the remaining two vessels were delivered to the new owners in January 2022. After repayment of debt on the vessels, the transaction generated total net cash proceeds of $68.6 million, with net cash proceeds of $35.1 million recorded in the year ended December 31, 2022. The Company recorded a gain on sale in relation to the first two vessels of $3.2 million in the year ended December 31, 2021 and a gain of $4.6 million in the year ended December 31, 2022.

In April 2022, the Company announced that its subsidiary, Frontline Shipping Limited ("FSL"), had agreed with SFL Corporation Ltd. (“SFL”) to terminate the long-term charters for the 2004-built VLCCs, Front Force and Front Energy, upon the sale and delivery of the vessels by SFL to an unrelated third party. Frontline agreed to a total compensation payment to SFL of $4.5 million for the termination of the current charters. The charters terminated and the vessels were delivered to the new owners in April 2022. The Company recorded a loss on termination of $0.4 million, including the termination payment, in the year ended December 31, 2022.

In January 2023, the Company sold the 2009-built VLCC, Front Eminence, and the 2009-built Suezmax tanker, Front Balder, for gross proceeds of approximately $61.0 million and $39.5 million, respectively. The vessels were delivered to the new owners in January and February, respectively. After repayment of existing debt on the vessels, the transactions generated net cash proceeds of approximately $63.6 million, and the Company recorded a gain on sale of approximately $9.9 million and $2.8 million, respectively, in the year ended December 31, 2023.

In May 2023, the Company sold the 2010-built Suezmax tanker, Front Njord, for gross proceeds of $44.5 million. The vessel was delivered to the new owner in June 2023. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of $28.2 million, and the Company recorded a gain on sale of $9.3 million in the year ended December 31, 2023.

Recent developments

In January 2024, the Company announced that it has entered into an agreement whereby the Company will sell its five oldest VLCCs, built in 2009 and 2010, for an aggregate net sale price of $290.0 million. The vessels were delivered to the new owner during the first half of 2024. After repayment of existing debt on the five vessels, the transaction generated net cash proceeds of approximately $207.0 million, and the Company expects to record a gain in the first half of 2024 of approximately $74.0 million.

In January 2024, the Company entered into an agreement to sell one of its oldest Suezmax tankers, built in 2010, for a net sale price of $45.0 million. The vessel was delivered to the new owner during the second quarter of 2024. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of approximately $32.0 million, and the Company expects to record a gain in the second quarter of 2024 of approximately $11.0 million.

In March 2024, the Company entered into an agreement to sell another one of its oldest Suezmax tankers, built in 2010, for a net sale price of $46.9 million. The vessel is expected to be delivered to the new owner during the second quarter of 2024. After repayment of existing debt on the vessel, the transaction is expected to generate net cash proceeds of approximately $34.0 million, and the Company expects to record a gain in the second quarter of 2024 of approximately $14.0 million.

The Acquisition
On October 9, 2023, Frontline entered into a Framework Agreement (the “Framework Agreement”) with Euronav NV (“Euronav”). Pursuant to the Framework Agreement, the Company agreed to purchase 24 VLCCs with an average age of 5.3 years, for an aggregate purchase price of $2,350.0 million from Euronav (the “Acquisition”).

All of the agreements relating to the Acquisition came into effect in November 2023. In December 2023, the Company took delivery of 11 of the vessels for consideration of $1,112.2 million. The Company had a commitment for $890.0 million for the remaining 13 vessels to be delivered excluding $347.8 million of prepaid consideration as of December 31, 2023. The Company took delivery of the 13 remaining vessels in the first quarter of 2024 and drew down $518.7 million under its $1,410.0 million senior secured term loan facility with group of relationship banks and $60.0 million under its subordinated unsecured shareholder loan to partly finance the deliveries.

In connection with the Acquisition, Frontline and Famatown Finance Limited, a company related to Hemen, (“Famatown”) had agreed to sell all their shares in Euronav (57,479,744 shares, representing in aggregate 26.12% of Euronav’s issued shares) to Compagnie Maritime Belge NV ("CMB") at a price of $18.43 per share (the “Share Sale”).

In November 2023, all conditions precedent to the Share Sale, including approval of the inter-conditionality of the Share Sale and the Acquisition by the Euronav shareholders and receipt of anti-trust approvals, were fulfilled. The Share Sale closed in November 2023 at which time Frontline sold its 13,664,613 shares in Euronav to CMB for $251.8 million. The proceeds from the Share Sale have been used to partly finance the Acquisition.

On October 9, 2023, Frontline and other Hemen Related Companies entered into a settlement agreement with Euronav. As part of the overall agreements, all rights and claims that Euronav had concerning the entering into, performance and termination of the combination agreement with Euronav and the arbitration action filed by Euronav in January 2023 following Frontline’s withdrawal from the combination agreement were terminated, against nil cash consideration.

B.  BUSINESS OVERVIEW

As of December 31, 2023, the Company’s fleet consisted of 76 vessels owned by the Company (33 VLCCs, 25 Suezmax tankers, 18 LR2/Aframax tankers), with an aggregate capacity of approximately 15.9 million DWT.

As of December 31, 2023, the Company’s fleet included 47 scrubber-fitted vessels (25 VLCCs, 18 Suezmax tankers and four LR2/Aframax tankers), which represents 62% of our fleet. Following the completion of the Acquisition and the sale of five VLCCs and two Suezmax tankers in the first half of 2024, the Company's fleet will consist of 56% scrubber-fitted vessels.

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

The tanker industry is highly cyclical, experiencing volatility in profitability, vessel values and freight rates. Freight rates are strongly influenced by the supply of tanker vessels and the demand for oil transportation. Refer to "Item 5. Operating and Financial Review and Prospects-Overview" for a discussion of the tanker market in 2022 and 2023.

Similar to structures commonly used by other shipping companies, our vessels are all owned by, or chartered to, separate subsidiaries or associated companies. Frontline Management Cyprus Ltd, Frontline Management AS, Frontline Corporate Services Ltd and Frontline Management (Bermuda) Limited, all wholly owned subsidiaries, which we refer to collectively as Frontline Management, support us in the implementation of our decisions. The Board of Directors is responsible for all strategic decisions of the Company. Frontline Management is responsible for the operational and commercial management of our ship owning subsidiaries, including chartering and insurance, in the execution of the board's strategy. Each of our vessels is registered under the Cyprus, Malta, Marshall Islands or Hong Kong flag.

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

We presently operate VLCCs, Suezmax and Aframax tankers in the crude oil tanker market and LR2 tankers in the refined product market. Our preferred strategy is to have some fixed charter income coverage for our fleet, predominantly through time charters, and trade the balance of the fleet on the spot market. We focus on minimizing time spent in ballast by "cross trading" our vessels, typically with voyages loading in the Middle East Gulf discharging in Northern Europe, followed by a trans-Atlantic voyage to the U.S. Gulf of Mexico and, finally, a voyage from either the Caribbean, U.S. Gulf or West Africa to the

Far East/Indian Ocean. We believe that operating a certain number of vessels in the spot market, enables us to capitalize on a potentially stronger spot market as well as to serve our main customers on a regular non term basis. We believe that the size of our fleet is important in negotiating terms with our major clients and charterers. We also believe that our large fleet enhances our ability to obtain competitive terms from suppliers, ship repairers and builders and to produce cost savings in chartering and operations.

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

Environmental, Social & Governance

The Company publishes standalone ESG reports annually which can be found on its website at https://www.frontlineplc.cy/about-frontline-ltd/environmental-social-governance-esg/. The information on the Company’s website is not incorporated by reference into this document.

The Company's sustainability strategy is the key to balancing the interests and expectations of all its stakeholders, including investors, analysts, employees, customers, suppliers, and communities, and ultimately creating long-term value. As part of this strategy, Frontline continues to invest in the expansion and modernization of its fleet as demonstrated by the Acquisition and recent sale of some of its oldest vessels. As of December 31, 2023, the Company's fleet consisted of 93% ECO vessels and had an average age of 6.4 years, already making it one of the youngest and most energy-efficient fleets in the industry. Following the Acquisition and the sale of five VLCCs and two Suezmax tankers in the first half of 2024 and based on the data as of December 31, 2023, the Company's fleet will consist of 99% ECO vessels and will have an average age of 5.7 years.

The Company's long-term focus on maintaining a modern, energy efficient fleet has positioned it well to mitigate the risks and capitalize on the opportunities provided by the ever-increasing environmental laws and regulations. As part of the energy efficiency project, “Decarbonization journey towards IMO 2030-2050”, the Company has fully digitalized its ship performance data into its digital monitoring platform, Veracity. The Company's daily operations include closely monitoring, managing, and reporting ESG-related key performance indicators, such as energy efficiency and health and safety metrics. Based on the Company's 2023 emissions data verified by DNV, its fleet outperformed the IMO’s and the Poseidon Principles’ decarbonization trajectories, continuing its journey as a segment leader.

Frontline’s ambition is to ensure a safe and diverse place to work, that human rights are respected, that all workers have decent working conditions, and to improve the well-being of all our employees. Our number one priority is the health and safety of our people, including the thousands of seafarers employed by the ship management companies we partner with. Frontline is fully committed to respecting fundamental human and labor rights in our business operations and value chain.

The Company has a comprehensive compliance program led by its dedicated Compliance Officer, ensuring that it conducts business in an honest and ethical manner. This includes robust policies and procedures, intended to mitigate the risks of its industry and operations, annual risk assessments by external advisors, training for all employees, management and the Board of Directors, third party audits, internal systems and controls, remediation, and investigations, as well as quarterly reporting to the Audit Committee. As a result, the Company can monitor and comprehend emerging challenges arising not only from laws, regulations, and public authorities, but also from the expectations of its key stakeholders, such as investors, banks and customers.

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

Customers

No customer in the years ended December 31, 2023, 2022 or 2021 individually accounted for 10% or more of the Company's consolidated revenues.

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

MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic. MEPC 79 adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. MEPC 79 revised the EEDI calculation guidelines to include a CO2 conversion factor for ethane, a reference to the updated ITCC guidelines, and a clarification that in case of a ship with multiple load line certificates, the maximum certified summer draft should be used when determining the deadweight. The amendments will enter into force on May 1, 2024. In July 2023, MEPC 80 approved the plan for reviewing CII regulations and guidelines, which must be completed at the latest by January 1, 2026. There will be no immediate changes to the CII framework, including correction factors and voyage adjustments, before the review is completed.

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

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first IOPP renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Those changes were adopted at MEPC 72. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Under these amendments, all ships must meet the D-2 standard by September 8, 2024. Costs of compliance with these regulations may be substantial. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments have entered into force on June 1, 2022. In December 2022, MEPC 79 agreed that it should be permitted to use ballast tanks for temporary storage of treated sewage and grey water. MEPC 79 also established that ships are expected to return to D-2 compliance after experiencing challenging uptake water and bypassing a BWM system should only be used as a last resort. In July 2023, MEPC 80 approved a plan for a comprehensive review of the BWM Convention over the next three years and the corresponding development of a package of amendments to the Convention. MEPC 80 also adopted further amendments relating to Appendix II of the BWM Convention concerning the form of the Ballast Water Record Book, which are expected to enter into force in February 2025. A protocol for ballast water compliance monitoring devices and unified interpretation of the form of the BWM Convention certificate were also adopted.

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

In November 2020, MEPC 75 approved draft amendments to the Anti-fouling Convention to prohibit anti-fouling systems containing cybutryne, which would apply to ships from January 1, 2023, or, for ships already bearing such an anti-fouling system, at the next scheduled renewal of the system after that date, but no later than 60 months following the last application to the ship of such a system. In addition, the IAFS Certificate has been updated to address compliance options for anti-fouling systems to address cybutryne. Ships which are affected by this ban on cybutryne must receive an updated IAFS Certificate no later than two years after the entry into force of these amendments. Ships which are not affected (i.e. with anti-fouling systems which do not contain cybutryne) must receive an updated IAFS Certificate at the next Anti-fouling application to the vessel. These amendments were formally adopted at MEPC 76 in June 2021 and entered into force on January 1, 2023.

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

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. On December 23, 2022, the USCG issued a final rule to adjust the limitation of liability under the OPA. Effective March 23, 2023, the new adjusted limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons liability to the greater of $2,500 per gross ton or $21,521,300 (the previous limit was $2,300 per gross ton or $19,943,400). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s, or BSEE, revised Production Safety Systems Rule, or PSSR, effective

December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and the former U.S. President Trump had proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling. In January 2021, U.S. President Biden signed an executive order temporarily blocking new leases for oil and gas drilling in federal waters. However, attorney generals from 13 states filed suit in March 2021 to lift the executive order, and in June 2021, a federal judge in Louisiana granted a preliminary injunction against the Biden administration, stating that the power to pause offshore oil and gas leases “lies solely with Congress.” In August 2022, a federal judge in Louisiana sided with Texas Attorney General Ken Paxton, along with the other 12 plaintiff states, by issuing a permanent injunction against the Biden Administration’s moratorium on oil and gas leasing on federal public lands and offshore waters. After being blocked by the courts, in September 2023, the Biden administration announced a scaled back offshore oil drilling plan, including just three oil lease sales in the Gulf of Mexico. With these rapid changes, compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

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

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States”, or WOTUS, thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of WOTUS. In 2019 and 2020, the agencies repealed the prior WOTUS Rule and promulgated the Navigable Waters Protection Rule (“NWPR”) which significantly reduced the scope and oversight of EPA and the Department of the Army in traditionally non-navigable waterways. On August 30, 2021, a federal district court in Arizona vacated the NWPR and directed the agencies to replace the rule with the pre-2015 definition. In January 2023, the revised WOTUS rule was codified in place of the vacated NWPR. On May 25, 2023, the United States Supreme Court ruled in the case Sackett v. EPA that only wetlands and permanent bodies of water with a "continuous surface connection" to "traditional interstate navigable waters" are covered by the CWA, further narrowing the application of the WOTUS rule. In August 2023, the EPA and the Department of the Army issued the final WOTUS rule, effective on September 8, 2023, that largely reinstated the pre-2015 definition and applied the Sackett ruling.

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

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually.

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

On December 18, 2022, the Environmental Council and European Parliament agreed on a gradual introduction of obligations for shipping companies to surrender allowances equivalent to a portion of their carbon emissions: 40% for verified emissions from 2024, 70% for 2025 and 100% for 2026. Most large vessels will be included in the scope of the EU ETS from the start. Big offshore vessels of 5,000 gross tonnage and above will be included in the 'MRV' on the monitoring, reporting and verification of CO2 emissions from maritime transport regulation from 2025 and in the EU ETS from 2027. General cargo vessels and off-shore vessels between 400-5,000 gross tonnage will be included in the MRV regulation from 2025 and their inclusion in EU ETS will be reviewed in 2026. Furthermore, starting from January 1, 2026, the ETS regulations will expand to include emissions of two additional greenhouse gases: nitrous oxide and methane. Compliance with the Maritime EU ETS will result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Based on 40% of the emissions for our fleet in 2023 (including all 24 VLCCs as a result of the Acquisition) and the price of EU ETS allowances as of December 31, 2023, the Company would have incurred costs of approximately $15.0 million to comply with the EU ETS requirements. Additional EU regulations which are part of the EU’s "Fit-for-55," could also affect our financial position in terms of compliance and administration costs when they take effect.

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

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. At MEPC 77, the Member States agreed to initiate the revision of the Initial IMO Strategy on Reduction of GHG emissions from ships, recognizing the need to strengthen the ambition during the revision process. In July 2023, MEPC 80 adopted a revised strategy, which includes an enhanced common ambition to reach net-zero greenhouse gas emissions from international shipping around or close to 2050, a commitment to ensure an uptake of alternative zero and near-zero greenhouse gas fuels by 2030, as well as (i) reducing the total annual greenhouse gas emissions from international shipping by at least 20%, striving for 30%, by 2030, compared to 2008; and (ii) reducing the total annual greenhouse gas emissions from international shipping by at least 70%, striving for 80%, by 2040, compared to 2008. Compliance with these regulations and other changes in laws, regulations and obligations relating to climate change affects the propulsion options in subsequent vessel designs and could increase our costs related to acquiring new vessels, operating and maintaining our existing vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program.

The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. Under the European Climate Law, the EU committed to reduce its net greenhouse gas emissions by at least 55% by 2030 through its “Fit-for-55” legislation package.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, former U.S. President Trump signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and in August 2019, the Administration announced plans to weaken regulations for methane emissions. On August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities. However, U.S. President Biden recently directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules. On November 2, 2021, the EPA issued a proposed rule under the CAA designed to reduce methane emissions from oil and gas sources. The proposed rule would reduce 41 million tons of methane emissions between 2023 and 2035 and cut methane emissions in the oil and gas sector by approximately 74 percent compared to emissions from this sector in 2005. EPA issued a supplemental proposed rule in November 2022 to include additional methane reduction measures. On December 2, 2023, the Biden Administration announced the final rule that includes updated and strengthened standards for methane and other air pollutants from new, modified, and reconstructed sources, as well as Emissions Guidelines to assist states in developing plans to limit methane emissions from existing sources. These new regulations could potentially affect our operations.

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

For more information on the Company's approach to ESG issues, see our latest ESG Report on our website at www.frontlineplc.cy under “Environmental, Social and Governance.” None of the information or contents of our ESG Reports are incorporated into this Annual Report on Form 20-F.

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

Inspection by Classification Societies

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS. The IACS has adopted harmonized Common Structural Rules, or the Rules, which apply to oil tankers and bulk carriers contracted for construction on or after July 1, 2015. The Rules attempt to create a level of consistency between IACS Societies. All of our vessels are certified as being “in class” by the applicable Classification Societies (e.g., American Bureau of Shipping., Lloyd's Register of Shipping or DNV).

A vessel must undergo annual surveys, intermediate surveys, dry dockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is required to carry out a bottom survey every 30 to 36 months for inspection of the underwater parts of the vessel. At the end of the classification cycle of 30 to 60 months the vessel is required to be dry docked. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, dry docking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.

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

Our protection and indemnity insurance, or P&I insurance, covers third party liabilities and other related expenses from, among other things, injury or death of crew, passengers and other third parties, claims arising from collisions, damage to cargo and other third party property and pollution arising from oil or other substances. Our current P&I insurance coverage for pollution is the maximum commercially available amount of $1.0 billion per vessel per incident and is provided by mutual protection and indemnity associations. Each of the vessels currently in our fleet is entered in a protection and indemnity association which is a member of the International Group of Protection & Indemnity Clubs. The 12 protection and indemnity associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to re-insure each association's liabilities. The International Group’s website states that the Pool provides a mechanism for sharing all claims in excess of $10.0 million up to, currently, approximately $8.9 billion (up to a maximum of $3.1 billion for any one individual claim). As a member of protection and indemnity associations, which are, in turn, members of the International Group, we are subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations and members of the pool of protection and indemnity associations comprising the International Group.

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

D.  PROPERTY, PLANTS AND EQUIPMENT

The Company's Vessels

The following table sets forth certain information regarding the fleet that we operated as of December 31, 2023:

Vessel	Built	Approximate Dwt.	Flag	Type of Employment(1)
Tonnage Owned
VLCCs
Front Kathrine (2)	2009	298,000	MI	Spot market
Front Queen (2)	2009	298,000	MI	Spot market
Front Endurance (2)	2009	321,000	MI	Spot market
Front Cecilie (2)	2010	297,000	MI	Spot market

Front Signe (2)	2010	297,000	MI	Spot market
Front Duke	2016	299,000	MI	Spot market
Front Duchess	2017	299,000	MI	Spot market
Front Earl	2017	303,000	MI	Spot market
Front Prince	2017	301,000	MI	Spot market
Front Empire	2018	303,000	MI	Spot market
Front Princess	2018	302,000	MI	Spot market
Front Defender	2019	299,000	MI	Spot market
Front Discovery	2019	299,000	MI	Spot market
Front Dynamic	2020	299,000	MI	Spot market
Front Driva	2019	319,000	MI	Spot market
Front Nausta (3)	2019	319,000	MI	Spot market
Front Alta	2022	300,000	MI	Spot market
Front Tweed	2022	300,000	MLT	Spot market
Front Tana	2022	300,000	MI	Spot market
Front Gaula	2022	300,000	MI	Spot market
Front Orkla	2023	300,000	CY	Spot market
Front Tyne	2023	300,000	MI	Spot market
Front Maine	2021	299,600	MI	Spot market
Front Vosso	2017	297,400	LIB	Spot market
Front Rauma	2016	300,000	MI	Spot market
Front Osen	2016	299,000	MI	Spot market
Front Hawke	2017	299,000	MI	Spot market
Front Cloud	2016	299,400	MI	Spot market
Front Neiden	2021	300,200	MI	Spot market
Front Flores	2017	298,600	MI	Spot market
Front Gander	2023	299,200	MI	Spot market
Front Eagle	2020	299,600	LIB	Spot market
Front Beaver	2023	299,200	MI	Spot market

Suezmax Tankers
Front Ull	2014	157,000	MI	Spot market
Front Idun	2015	157,000	MI	Spot market
Front Thor	2010	157,000	MI	Spot market
Front Loki (4)	2010	157,000	MI	Spot market
Front Odin (5)	2010	157,000	MI	Spot market
Front Brage	2011	157,000	MI	Spot market
Front Crown	2016	157,000	MI	Spot market
Front Challenger	2016	157,000	MI	Spot market
Front Classic	2017	157,000	MI	Spot market
Front Clipper	2017	157,000	MI	Spot market
Front Crystal	2017	157,000	MI	Spot market
Front Coral	2017	158,000	MI	Spot market
Front Cosmos	2017	158,000	MI	Spot market
Front Cascade	2017	157,000	MI	Spot market
Front Sparta	2019	157,000	HK	Spot market
Front Samara (6)	2019	157,000	HK	Spot market

Front Siena	2019	157,000	HK	Spot market
Front Singapore	2019	157,000	HK	Spot market
Front Seoul	2019	157,000	HK	Spot market
Front Santiago	2019	157,000	HK	Spot market
Front Savannah	2019	157,000	HK	Spot market
Front Suez	2019	157,000	HK	Spot market
Front Shanghai	2019	157,000	HK	Spot market
Front Silkeborg	2019	157,000	HK	Spot market
Front Cruiser	2020	157,000	MI	Spot market

LR2/Aframax Tankers
Front Ocelot	2016	110,000	MI	Spot market
Front Cheetah	2016	110,000	MI	Spot market
Front Lynx	2016	110,000	MI	Spot market
Front Cougar	2016	110,000	MI	Spot market
Front Leopard	2016	110,000	MI	Spot market
Front Jaguar	2016	110,000	MI	Spot market
Front Altair	2016	110,000	MI	Spot market
Front Antares	2017	110,000	MI	Spot market
Front Vega	2017	110,000	MI	Spot market
Front Sirius (7)	2017	110,000	MI	Time charter
Front Castor (8)	2017	110,000	MI	Time charter
Front Pollux	2017	110,000	MI	Spot market
Front Capella	2017	110,000	MI	Spot market
Front Polaris	2018	110,000	MI	Spot market
Front Fusion	2021	110,000	MI	Spot market
Front Future	2021	110,000	MI	Spot market
Front Favour (9)	2021	110,000	MI	Time charter
Front Feature (10)	2021	110,000	MI	Time charter

1.Time Charter includes those contracts with durations in excess of six months.
2.In January 2024, the Company announced that it has entered into an agreement whereby the Company will sell its five oldest VLCCs, built in 2009 and 2010, for an aggregate net sale price of $290.0 million.The vessels were delivered to the new owner during the first half of 2024.
3.In March 2024, the Company entered into a fixed rate time charter to a third party for a three-year period.
4.In March 2024, the Company entered into an agreement to sell one of its oldest Suezmax tankers, built in 2010, for a net sale price of $46.9 million. The vessel is expected to be delivered to the new owner during the second quarter of 2024.
5.In January 2024, the Company entered into an agreement to sell one of its oldest Suezmax tankers, built in 2010, for a net sale price of $45.0 million. The vessel was delivered to the new owner during the second quarter of 2024.
6.In April 2024, the Company entered into a variable rate time charter to a third party for a three-year period.
7.In May 2023, the Company entered into a fixed rate time charter to a third party for a two-year period.
8.In April 2023, the Company entered into a fixed rate time charter to a third party for a two-year period.
9.In September 2022, the Company entered into a fixed rate time charter to a third party for a three-year period.
10.In August 2022, the Company entered into a fixed rate time charter to a third party for a three-year period.

Key to Flags:

CY - Cyprus, MLT - Malta, MI – Marshall Islands, HK – Hong Kong, LIB - Liberia.

Other than our interests in the vessels described above, we do not own any material physical properties. We lease office space in Limassol, Cyprus from an unaffiliated third party. Frontline Management AS leases office space, at market rates, in Oslo, Norway from Seatankers Management Norway AS, a company indirectly affiliated with Hemen, our principal shareholder. We also have other leased properties, which are not considered material. Further details of our lease commitments can be found in Note 18. to our consolidated financial statements.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

Overview

As of December 31, 2023, the Company’s fleet consisted of 76 vessels owned by the Company (33 VLCCs, 25 Suezmax tankers, 18 LR2/Aframax tankers), with an aggregate capacity of approximately 15.9 million DWT.

A full fleet list is provided in "Item 4. Information on the Company - D. Property, Plants and Equipment" showing the vessels that we own, lease and charter-in as of December 31, 2023. See Note 25. Subsequent Events to our audited Consolidated Financial Statements included herein for changes in our vessels subsequent to December 31, 2023.

Fleet Changes

Refer to "Item 4. Information on the Company - A. History and Development of the Company - Vessel Acquisitions, Disposals, Redeliveries and Newbuilding Contracts of the Company" for discussion on acquisitions and disposals of vessels. A summary of the changes in the vessels that we own, lease and charter-in for the years ended December 31, 2023 and 2022 is summarized in the table below.

	2023	2022
VLCCs
At start of period	21	19
Other acquisitions/newbuilding deliveries	13	4
Disposal/lease termination	(1)	(2)
At end of period	33	21
Suezmax tankers
At start and end of period	27	27
Other acquisitions/newbuilding deliveries	—	—
Disposal	(2)	—
At end of period	25	27
LR2/Aframax tankers
At start of period	18	20
Disposal	—	(2)
At end of period	18	18
Total
At start of period	66	66
Other acquisitions/newbuilding deliveries	13	4
Disposal/lease termination	(3)	(4)
At end of period	76	66

Summary of Fleet Employment

As discussed below, our vessels are operated under time charters and voyage charters.

	As of December 31,
	2023		2022
	Number of vessels	Percentage of fleet	Number of vessels	Percentage of fleet
VLCCs
Spot	33	100%	21	100%
Time charter	—	—%	—	—%
	33	100%	21	100%
Suezmax tankers
Spot	25	100%	27	100%
Time charter	—	—%	—	—%
	25	100%	27	100%
LR2/Aframax tankers
Spot	14	78%	16	89%
Time charter	4	22%	2	11%
	18	100%	18	100%
Total fleet
Spot	72	95%	64	97%
Time charter	4	5%	2	3%
	76	100%	66	100%

Market Overview and Trend Information

The statistical data provided in this section has been taken from the Energy Information Administration (“EIA”) as well as the independent third-party maritime research companies, Fearnleys, Clarksons Research and Kpler. The figures quoted below are estimates and may vary from estimates provided by other research services. The overviews set forth below are based on information, data and estimates derived from industry sources available as of the date of this annual report, and there can be no assurances that such trends will continue or that any anticipated developments referenced in such section will materialize. This information, data and estimates involve several assumptions and limitations, are subject to risks and uncertainties, and are subject to change based on various factors. You are cautioned not to give undue weight to such information, data, and estimates. We have not independently verified any third-party information, verified that more recent information is not available and undertake no obligation to update this information unless legally obligated.

Recent years have been characterized by slowing growth in the global crude oil tanker fleet. In 2023, 22 VLCCs were delivered, as compared to 42 VLCCs delivered in 2022. In 2024, only two VLCCs are scheduled to be delivered, representing fleet growth of less than 1%. Only five vessels are confirmed for delivery in 2025 and 16 in 2026. At the end of 2023, the VLCC fleet totaled 885 vessels and the Suezmax tanker fleet totaled 608 vessels after seven vessels were delivered during the year. The total orderbook in this segment consists of 60 vessels, representing 9.8% of the existing fleet. The LR2 product tanker fleet totaled 428 vessels at the end of 2023, with 101 vessels on order.

The estimated average spot charter rate for a VLCC trading on a standard ‘TD3C’ voyage between the Middle East and China in 2023 was an estimated daily TCE rate of $35,400. This compares to an estimated daily TCE rate of $16,900 in 2022. The average rate for a Suezmax tanker trading on a standard ‘TD20’ voyage between West Africa and Rotterdam in 2023 was an estimated daily TCE rate of $39,700. This compares to an estimated daily TCE rate of $29,000 in 2022. The average rate for an LR2 product tanker trading on a standard ‘TC1’ voyage between the Middle East and Japan was an estimated daily TCE rate of $32,100 in 2023. This compares to an estimated daily TCE rate of $33,800 in 2022.

Global oil consumption averaged 101.0 million barrels per day ("mbpd") in 2023 as compared to 99.2 mbpd in 2022 according to the EIA. Global oil supply grew by 1.8 mbpd as compared to 2022, averaging 101.8 mbpd in 2023. We continue to observe the trend where non-OPEC countries increase their production as OPEC maintains their supply cut strategy. In 2023, non-OPEC countries increased production by 2.6 mbpd. Asia continues to be the source of demand growth, causing oil to travel further as the Middle Eastern members of OPEC retain a cap on production.

Russia-Ukraine War

The sanctions on Russia continue to affect both the oil and the tanker markets. On December 5, 2022, a price cap of $60 per barrel announced by the G7 came into effect, further limiting the flow of Russian crude to the EU. However, the impact from price cap regulation has been muted. There has been a gradual implementation of sanctions since Russia invaded Ukraine in addition to a growing degree of self-sanctioning, which had already redirected a significant share of Russian exports away from Europe. According to industry sources Russian shipments of crude and fuel oil from the Baltic and Black Sea to Europe and US gradually fell from 3.9 mbpd in February 2022 to 1.8 mbpd in December 2022, before falling marginally to 1.7 mbpd in February 2024. Russian exports have remained stable throughout the period, indicating a significant rise in volumes sailing to destinations further afield like Latin America, the Middle East and Asia. On February 5, 2023, the second iteration of G7 price cap regulations came into force for refined product exports.

Israel-Hamas Conflict

The conflict in Israel and Gaza has heightened tension in the Middle East region and more recently we have seen the Houthi movement in Yemen target the very important shipping lane between the Red Sea and Gulf of Aden. Initially, it was Israeli interests that were the target of their actions, but more recently Houthi-linked attacks have generally targeted any shipping traffic through the very narrow straits of Bab al-Mandab between Yemen and Djibouti. This has reduced vessel transits between the Mediterranean Sea and Gulf of Aden by more than 40% over the last few months. Much of the trade between Europe and Asia is now forced to sail the increased distance around Africa, although we still see some actors willing to transit at the cost of their crew’s safety. Industry commentators are not suggesting a swift solution to the situation, but a ceasefire between Israel and Hamas may relieve the current risk to some extent. Due to the longer sailing time between Asia and Europe, rates for tankers have increased, initially for large product carriers and subsequently for crude tankers. As it takes time for regional markets to adjust pricing in order to cater for the increased freight cost, it’s only in recent weeks we have observed the effect of the altered trading patterns.

Factors Affecting our Results

The principal factors which affect comprehensive income and financial position include:

•the earnings of our vessels;
•other income;
•ship operating and voyage expenses, including fuel costs and crewing costs;
•administrative income and expenses;
•impairment losses on vessels;
•impairment losses on goodwill;
•depreciation;
•interest expense;
•impairment losses and changes in fair value of marketable securities;
•gains and losses on interest rate swaps; and
•share of results of associated companies.

We have derived our earnings from time charters, voyage charters, pool arrangements and leases. As of December 31, 2023, 72 of our 76 vessels were employed in the voyage charter market or on short-term or variable rate time charters. The tanker industry has historically been highly cyclical, experiencing volatility in profitability, vessel values and freight rates. In particular, freight and charter rates are strongly influenced by the supply of tanker vessels and the demand for oil transportation services.

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
•in some cases, obtain the charterer's consent to a new technical manager;
•in some cases, obtain the charterer's consent to a new flag for the vessel;
•in some cases, arrange for a new crew for the vessel;
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

Results of Operations

Total operating revenues and voyage expenses

			Change
(in thousands of $)	2023	2022	$	%
Voyage charter revenues	1,723,217	1,345,964	377,253	28.0
Time charter revenues	63,771	71,791	(8,020)	(11.2)
Administrative income	15,196	12,453	2,743	22.0
Total operating revenues	1,802,184	1,430,208	371,976	26.0

Other income	24,080	8,040	16,040	199.5

Voyage expenses and commissions	618,595	605,544	13,051	2.2

Voyage charter revenues increased in the year ended December 31, 2023 as compared to the year ended December 31, 2022 primarily due to:

•an increase of $239.7 million due to increased market rates,
•an increase of $117.1 million due to the delivery of seven Suezmax tankers and two LR2/Aframax tankers on to voyage charters as a result of the time charters coming to an end between January 2022 and December 2023, and
•an increase of $112.9 million due to the delivery of 17 VLCCs since January 1, 2022.

These factors were offset by:

•a decrease of $48.9 million due to the sale of two LR2/Aframax tankers, two Suezmax tankers and one VLCC as well as the termination of leases for two VLCCs since January 1, 2022, and
•a decrease of $43.5 million as a result of delivery of four LR2/Aframax tankers on to long-term charters between January 2022 and December 2023.

Time charter revenues decreased in the year ended December 31, 2023 as compared to the year ended December 31, 2022 primarily due to:

•a decrease of $61.7 million due to the termination of long-term and short-term time charters of seven Suezmax tankers and two LR2/Aframax tankers between January 2022 and December 2023.

This decrease was offset by:

•an increase of $39.4 million due to delivery of four LR2/Aframax tankers on to long-term charters between January 2022 and December 2023, and
•an increase of $14.3 million due to delivery of two newbuildings on to long-term and short-term charters between January 2022 and December 2023.

Voyage expenses and commissions increased in the year ended December 31, 2023 as compared to the year ended December 31, 2022 primarily due to:

•an increase of $32.5 million due to the delivery of seven Suezmax tankers and two LR2/Aframax tankers on to voyage charters as a result of the time charters coming to an end between January 2022 and December 2023,
•an increase of $41.1 million due to the delivery of 17 VLCCs since January 1, 2022,
•an increase of $13.3 million due to increased port expenses, and
•an increase of $10.5 million due to increased commissions as a result of increased charter rates

These factors were offset by:

•a decrease of $31.9 million due to decreased bunker prices,
•a decrease of $27.8 million due to the sale of two LR2/Aframax tankers, two Suezmax tankers and one VLCC as well as the termination of leases for two VLCCs since January 1, 2022, and
•a decrease of $21.3 million as a result of delivery of four LR2/Aframax tankers on to long-term charters between January 2022 and December 2023.

Administrative income primarily comprises income earned from the technical and commercial management of vessels and newbuilding supervision fees derived from related parties, affiliated companies and third parties. The increase in the year ended December 31, 2023 as compared to the year ended December 31, 2022 was primarily due to:

•an increase in newbuilding supervision fees of $1.7 million as a result of an increase in the number of newbuildings under management,
•an increase in technical management fees earned of $1.0 million, and
•an increase in miscellaneous recharges of $0.5 million.

These factors were offset by:

•a decrease in commercial management fees of $0.4 million due to decrease in number of vessels under management.

Other operating income

			Change
(in thousands of $)	2023	2022	$	%
Gain on settlement of claims	397	3,998	(3,601)	(90.1)
Gain on sale of vessels	21,959	4,596	17,363	377.8
Loss on termination of vessel lease	—	(431)	431	(100.0)
Gain (loss) on pool arrangements	1,683	(141)	1,824	(1,293.6)
Other gains	41	18	23	127.8
	24,080	8,040	16,040	199.5
Gain on settlement of claims
In the year ended December 31, 2023, the Company recorded an arbitration award of $0.4 million (2022: gain of $2.5 million) in relation to the failed sale of Dewi Maeswara. In the year ended December 31, 2022, the Company recorded $1.5 million gain on the settlement of insurance claims for Front Altair.

Gain on sale of vessels
In the year ended December 31, 2021, the Company entered into an agreement to sell four of its scrubber-fitted LR2 tankers at a combined purchase price of $160.0 million to SFL Tanker Holding Ltd., a company related to Hemen, its largest shareholder. Two vessels were delivered to the new owners in December 2021 and the remaining two vessels were delivered to the new owners in January 2022. After repayment of debt on the vessels, the transaction generated total net cash proceeds of $68.6 million, with net cash proceeds of $35.1 million recorded in the year ended December 31, 2022. The Company recorded a gain on sale of $4.6 million in relation to the two vessels delivered in the year ended December 31, 2022.

In January 2023, the Company sold the 2009-built VLCC, Front Eminence, and the 2009-built Suezmax tanker, Front Balder, for gross proceeds of $61.0 million and $39.5 million, respectively. The vessels were delivered to new owners in January and February 2023, respectively. After repayment of existing debt on the vessels, the transactions generated net cash proceeds of $63.6 million, and the Company recorded a gain on sale of $9.9 million and $2.8 million, respectively, in the year ended December 31, 2023.

In May 2023, the Company sold the 2010-built Suezmax tanker, Front Njord, for gross proceeds of $44.5 million. The vessel was delivered to the new owner in June 2023. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of $28.2 million, and the Company recorded a gain on sale of $9.3 million in the year ended December 31, 2023.

Loss on termination of lease
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

Gain (loss) on pooling arrangements
In the year ended December 31, 2023, the Company recorded a $1.7 million gain (2022: $0.1 million loss) related to the pooling arrangement with SFL between two of its Suezmax tankers, Front Odin and Front Njord, and two SFL vessels Glorycrown and Everbright. The pooling arrangement was terminated in June 2023.

Contingent rental income

			Change
(in thousands of $)	2023	2022	$	%
Contingent rental income	—	(623)	623	(100.0)

Contingent rental income in the year ended December 31, 2022 related to the Company's charter party contracts with SFL and was primarily due to the fact that the actual profit share payable of nil was $0.6 million less than the amount accrued in the lease obligation payable when the leases were recorded at fair value.

Ship operating expenses

			Change
(in thousands of $)	2023	2022	$	%
Ship operating expenses	176,533	175,164	1,369	0.8

Ship operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, lubricating oils and insurance.

Ship operating expenses increased in the year ended December 31, 2023 as compared to the year ended December 31, 2022 primarily due to:

•an increase of $11.6 million due to the delivery of 17 VLCC vessels since January 1, 2022,

These factors were partially offset by:

•a decrease of $7.4 million due to the sale of two LR2/Aframax tankers, two Suezmax tankers and one VLCC since January 1, 2022,
•a decrease of $1.7 million due to the termination of the lease for two VLCCs since January 1, 2022, and
•a decrease of $1.2 million due to rebates received.

Administrative expenses

			Change
(in thousands of $)	2023	2022	$	%
Administrative expenses	53,528	47,374	6,154	13.0

Administrative expenses increased in the year ended December 31, 2023 as compared to the year ended December 31, 2022 primarily due to:

•a $7.8 million increase staff costs primarily due to the increase in variable remuneration, primarily due to an increase in expenses resulting from the revaluation of the synthetic option liability,
•a $1.8 million increase in costs incurred in the management of vessels, and
•a $1.8 million increase in other costs.

This factor was partially offset by:

•a $5.2 million decrease in legal and professional fees due to higher costs in 2022 related to the combination agreement with Euronav.

Depreciation

			Change
(in thousands of $)	2023	2022	$	%
Depreciation	230,942	165,170	65,772	39.8

Depreciation expense increased in the year ended December 31, 2023 as compared to the year ended December 31, 2022 primarily due to:

•an increase of $55.3 million as a result of the Company revising the estimated useful life of its vessels from 25 years to 20 years from January 1, 2023, and
•an increase of $21.9 million due to the delivery of 11 VLCCs and six VLCC newbuildings since January 1, 2022.

These factors were offset by:

•a decrease of $9.2 million due to the sale of two LR2/Aframax tankers, two Suezmax tankers and one VLCC since January 1, 2022, and
•a decrease of $2.3 million due to the termination of the lease for two VLCCs since January 1, 2022.

Finance income

			Change
(in thousands of $)	2023	2022	$	%
Interest income	16,496	1,463	15,033	1,027.5
Foreign currency exchange gain	1,569	16	1,553	9,706.3
	18,065	1,479	16,586	1,121.4

Interest income in the year ended December 31, 2023 and the year ended December 31, 2022 mainly relates to interest received on bank deposits.

Foreign currency exchange differences relate to movements of U.S. dollar against other currencies used in day-to-day transactions.

Finance expense

			Change
(in thousands of $)	2023	2022	$	%
Interest expense	178,498	98,712	79,786	80.8
Foreign exchange loss	335	—	335	100.0
Gain on interest rate swaps	(8,039)	(53,623)	45,584	(85.0)
Other financial expenses	542	241	301	124.9
	171,336	45,330	126,006	278.0

Finance expense increased in the year ended December 31, 2023 as compared to the year ended December 31, 2022 primarily due to:

•an increase of $69.5 million related to the increase in benchmark interest rates on the Company’s floating rate debt,
•an increase of $45.6 million due to the decrease in gain on interest rate swaps,
•an increase of $12.2 million due to additional borrowings relating to the delivery of six newbuildings since January 1, 2022,
•an increase of $3.0 million due to additional borrowings relating to the deliveries of 11 VLCCs in 2023, and
•an increase of $0.8 million in other financial items and foreign currency exchange losses.

These factors are partially offset by:

•a decrease of $2.8 million as a result of partial repayment of the senior unsecured facility with an affiliate of Hemen since January 1, 2022, and
•a decrease of $2.3 million due to termination of the lease for two VLCC vessels and a sale of four LR2 tankers, two Suezmax tankers and one VLCC since January 1, 2022.

Gain on marketable securities

			Change
(in thousands of $)	2023	2022	$	%
Gain on marketable securities	22,989	58,359	(35,370)	(60.6)

As of December 31, 2022, the Company held 13,664,613 shares in Euronav. The acquired shares were initially recognized at their fair value of $167.7 million and the Company recorded a realized loss of $7.8 million in relation to these transactions, being the difference between the transaction price to acquire these shares and their fair value as of the transaction dates. The transaction price paid to acquire these shares was $175.5 million, which was the fair value of the Frontline's shares as of the transaction dates. Based on the Euronav share price as of December 31, 2022, the fair value of the shares held in Euronav was $232.8 million, which resulted in an unrealized gain of $65.1 million.

On October 9, 2023, in connection with the Acquisition, Frontline and Famatown had agreed to sell all their shares in Euronav (representing in aggregate 26.12% of Euronav’s issued shares) to CMB at a price of $18.43 per share. The proceeds of the sale of the shares have been used to partly finance the Acquisition. In the year ended December 31, 2023, the Company recognized a gain on marketable securities in relation to the Euronav shares of $19.0 million.

In the year ended December 31, 2023, the Company recognized additional gains on marketable securities of $4.0 million, primarily due to the revaluation of the shares held in Avance Gas.

Share of results of associated company

			Change
(in thousands of $)	2023	2022	$	%
Share of results of associated company	3,383	14,243	(10,860)	(76.2)

In the year ended December 31, 2023 a share of results of TFG Marine of $2.8 million (2022: $14.8 million) was recognized.

In the year ended December 31, 2023, the Company recognized a share of results of $0.6 million (2022: $0.6 million loss) of FMS Holdco Limited.

See Note 15 to our audited Consolidated Financial Statements included herein for further details on our equity method investments.

Dividends received

			Change
(in thousands of $)	2023	2022	$	%
Dividends received	36,852	1,579	35,273	2,233.9

The increase in dividends received in the year ended December 31, 2023 is due to dividends received from investments in marketable securities primarily related to the shares held in Euronav up until the date of disposal.

Tax

			Change
(in thousands of $)	2023	2022	$	%
Income tax expense	(205)	(412)	207	(50.2)

Tax expense in the year ended December 23, 2023 and the year ended December 31, 2022 relates to corporation tax.

For the discussion of our operating results in 2022 compared with 2021, we refer to "Item 5. Operating and Financial Review and Prospects" included in our annual report on Form 20-F for the year ended December 31, 2022, which was filed with the Commission on April 28, 2023.

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

Our short-term liquidity requirements relate to payment of operating costs (including dry docking), funding working capital requirements, repayment of debt financing, payment of newbuilding installments, payment of amounts due in relation to the Acquisition, payment of commitments for upgrading vessels such as for EGCS and BWTS, and maintaining cash reserves against fluctuations in operating cash flows. Sources of short-term liquidity include cash balances, short-term investments and receipts from our customers. Revenues from time charters are generally received monthly or fortnightly in advance while revenues from voyage charters are received upon completion of the voyage.

As of December 31, 2023 and 2022, we had cash and cash equivalents of $308.3 million and $254.5 million, respectively.

The Company's loan agreements contain certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital and a value adjusted equity covenant. Cash and cash equivalents include cash balances of $75.4 million (2022: $54.4 million,), which represents 50% (2022: 50%) of the cash required to be maintained by the financial covenants in our loan agreements. The Company is permitted to satisfy up to 50% of the cash requirements by maintaining a committed undrawn credit facility with a remaining availability of greater than 12 months.

Our interest rate swaps can require us to post cash as collateral based on their fair value. As of December 31, 2023 and 2022, no cash was required to be posted as collateral in relation to our interest rate swaps.

As of December 31, 2023, there are no remaining vessels in the Company’s newbuilding program and there are no remaining newbuilding commitments. The last two newbuilding contracts amounted to $144.8 million were paid in 2023, and of which $130.0 million were financed by committed term loan facilities.

On October 9, 2023, Frontline entered into the Framework Agreement with Euronav. Pursuant to the Framework Agreement, the Company agreed to purchase 24 VLCCs with an average age of 5.3 years, for an aggregate purchase price of $2,350.0 million from Euronav. All of the agreements relating to the Acquisition came into effect in November 2023. In December 2023, the Company took delivery of 11 of the vessels for consideration of $1,112.2 million. The Company had a commitment for $890.0 million for the remaining 13 vessels to be delivered excluding $347.8 million of prepaid consideration as of December 31, 2023. The Company took delivery of the 13 remaining vessels in the first quarter of 2024 and drew down $518.7 million under its $1,410.0 million senior secured term loan facility with group of relationship banks and $60.0 million under its subordinated unsecured shareholder loan to partly finance the deliveries.

As of December 31, 2023, the Company has agreed to provide a $60.0 million guarantee in respect of the performance of its subsidiaries, and two subsidiaries of an affiliate of Hemen, under a bunker supply arrangement with TFG Marine. As of December 31, 2023, there are no amounts payable under this guarantee. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by the Trafigura Group and becomes payable, Frontline shall pay a pro rata amount based on its share of the equity in TFG Marine. The maximum liability under this guarantee is $6.0 million and there are no amounts payable under this guarantee as at December 31, 2023.

In the year ended December 31, 2023, the Company repaid $134.4 million of its $275.0 million senior unsecured credit facility with an affiliate of Hemen. The Company extended the facility by 20 months to January 4, 2026, at an interest rate of 10.0% and otherwise on existing terms. In December 2023, the Company drew down $99.7 million under the facility to partly finance the Acquisition. As of December 31, 2023, up to $100.0 million remains available to be drawn.

During the year ended December 31, 2023, the Company entered into forward bunker purchase arrangements with TFG Marine, a related party, which obligate the Company to purchase and take delivery of minimum quantities of low sulfur and high sulfur bunker fuel, at fixed prices, over the period from January 2024 to December 2024. As of December 31, 2023, the total remaining commitment amounted to $53.7 million which is expected to be paid in 2024.

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

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated.

(in thousands of $)	2023	2022
Net cash provided by operating activities	856,181	385,330
Net cash used in investing activities	(1,235,456)	(257,320)
Net cash provided by financing activities	433,072	13,442
Net change in cash and cash equivalents	53,797	141,452
Cash and cash equivalents at beginning of year	254,525	113,073
Cash and cash equivalents at end of year	308,322	254,525

Net cash provided by operating activities

Net cash provided by operating activities increased by $470.9 million in the year ended December 31, 2023 as compared to the year ended December 31, 2022.

Net cash provided by operating activities was primarily impacted by: (i) overall market conditions as reflected by TCE rates, (ii) the size and composition of our fleet that we own, lease and charter-in, (iii) whether our vessels were operated under time charters or voyage charters, and (iv) changes in operating assets and liabilities.

i.Our reliance on the spot market contributes to fluctuations in cash flows from operating activities as a result of its exposure to highly cyclical tanker rates. Any increase or decrease in the average TCE rates earned by our vessels will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities. TCE represents operating revenues less other income and voyage expenses. TCE is therefore impacted by both movements in operating revenues, as determined by market freight rates, and voyage expenses, which are primarily comprised of bunker expenses, port charges and canal tolls. In 2023, average market quoted TCE rates increased for VLCCs, Suezmax tankers and LR2 product tankers as compared to 2022, see "Item 5. Operating Financial Review and Prospects - A. Operating Results" The net increase in average quoted market rates led to a $236.3 million increase in cash provided by operating activities for the year ended December 31, 2023, due to higher operating revenues. In addition the reduction in bunker costs, also a component of TCE, in 2023 compared to 2022, resulted in a $11.1 million increase in cash provided by operating activities.

ii.Detailed information on the size and composition of our fleet, along with whether our vessels were operated under time charters or voyage charters, including changes between the periods presented, is disclosed in "Item 5. Operating Financial Review and Prospects - A. Operating Results". Changes in the size and composition of our fleet resulted in a net increase in cash provided by operating activities of $52.3 million. The increase is primarily due to the delivery of 17 VLCCs, offset by the sale of two LR2 tankers, two Suezmax tankers and a VLCC vessel, as well as the termination of leases for two VLCCs, between January 1, 2022 and December 31, 2023. These changes led to an increase of $81.1 million in cash received from revenues. The aforementioned increase was partially offset by the increase in cash paid for voyage expenses, ship operating expenses and interest of $28.8 million.

iii.The net increase in vessels trading under voyage charters in 2023 as compared to 2022 resulted in a $43.5 million increase in cash provided by operating activities, as the previous time charters were at lower rates than the prevailing spot market on the date of redelivery.

iv.Changes in operating assets and liabilities resulted in an increase in cash provided by operating activities of $133.6 million. The movement in working capital balances are impacted by the timing of voyages, and also by the timing of fueling and consumption of fuel on board our vessels. Revenues for vessels that operate under time charters are typically billed in advance, whereas revenues under voyage charters are typically billed upon completion of a voyage. In 2022, the rates increased significantly in the fourth quarter. In 2023, the rates continued rising. This movement resulted in a net increase in cash generated from settlements of trade receivables. The aforementioned were offset by the high volume of accrued operating expenses settled in 2021, in comparison to those settled in 2022, resulting in a decrease in cash provided by operating activities.

In 2023 the Company received $7.3 million of dividends from TFG Marine, an associated company, and an increase in dividends from marketable securities of $35.3 million, primarily due to the investment in Euronav which was subsequently sold.

The above factors were offset by a decrease in net cash provided by operating activities due to the following:

•a $49.2 million increase in interest expense and debt issuance costs primarily as a result of additional drawdowns on the Company's fixed and floating rate facilities.

Net cash used in investing activities

Net cash used in investing activities of $1,235.5 million in 2023 comprised mainly of:

•additions to newbuildings, vessels and equipment of $1,631.4 million, consisting of $1,107.9 million relation to the purchased 11 VLCCs, $349.2 million prepaid consideration relating to the remaining 13 VLCCs to be delivered in 2024, $143.1 million in respect of the two newbuildings delivered in the period, $28.9 million capitalized dry docking costs and $2.3 million paid for various vessel upgrades.

This was offset by:

•$251.8 million proceeds from the sale of investment in Euronav shares,
•$142.7 million proceeds from the sale of two Suezmax tankers tankers and a VLCC vessel, and
•$1.4 million of loan repayment from an associated company.

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

This was offset by:

•$80.0 million proceeds from the sale of two LR2 tankers.

Net cash provided by financing activities

Net cash provided by financing activities in 2023 of $433.1 million was primarily due to:

•debt drawdowns of $1,609.4 million.

These items were partially offset by:

•debt repayments of $536.6 million,
•cash dividends of $638.9 million paid, and
•lease repayments of $0.9 million.

Net cash provided by financing activities in 2022 of $13.4 million was primarily due to:

•debt drawdowns of $651.2 million

These items were partially offset by:

•debt repayments of $597.8 million,
•cash dividends of $33.4 million paid, and

•lease repayments of $6.6 million.

Equity

Authorized capitalization

The authorized share capital of the Company as of December 31, 2023 is $600,000,000 (2022: $600,000,000) divided into 600,000,000 shares (2022: 600,000,000) of $1.00 nominal value each, of which 222,622,889 shares (December 31, 2022: 222,622,889 shares) of $1.00 nominal value each are in issue and fully paid.

Reconciliation of the Number of Ordinary Shares Outstanding through December 31, 2023

Shares outstanding at January 1, 2021	197,692,321
Shares issued under ATM program	5,499,658
Shares issued on exercise of options	339,000
Shares outstanding at December 31, 2021	203,530,979
Shares issued in connection with Euronav share acquisition	19,091,910
Shares outstanding at December 31, 2022 and 2023	222,622,889
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

Borrowing Activities

See Note 17 to our audited Consolidated Financial Statements included herein for further details on the Company's borrowing activities.

Debt restrictions
The Company's loan agreements contain loan-to-value clauses, which could require the Company to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, the loan agreements contain certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital and a value adjusted equity covenant. Cash and cash equivalents include cash balances of $75.4 million (2022: $54.4 million), which represents 50% (2022: 50%) of the cash required to be maintained by the financial covenants in our loan agreements. The Company is permitted to satisfy up to 50% of the cash requirements by maintaining a committed undrawn credit facility with a remaining availability of greater than 12 months.

Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. Under those circumstances, the Company might not have sufficient funds or other resources to satisfy its obligations. The Company was in compliance with all of the financial covenants contained in the Company's loan agreements as of December 31, 2023 and 2022.

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

Name	Age	Position
Ola Lorentzon	74	Chairman and Director
John Fredriksen	79	Director
James O'Shaughnessy	60	Director and Audit Committee Chairman
Ole B. Hjertaker	57	Director
Steen Jakobsen	59	Director
Marios Demetriades	52	Director and member of the Audit Committee
Cato Stonex	60	Director
Lars H. Barstad	53	Chief Executive Officer of Frontline Management AS
Inger M. Klemp	61	Chief Financial Officer of Frontline Management AS

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

James O'Shaughnessy has been a Director and member of the Audit Committee of the Company since September 2018. Mr. O'Shaughnessy served as an Executive Vice President, Chief Accounting Officer and Corporate Controller of Axis Capital Holdings Limited up to March 26, 2012. Prior to that Mr. O'Shaughnessy has among others served as Chief Financial Officer of Flagstone Reinsurance Holdings and as Chief Accounting Officer and Senior Vice President of Scottish Re Group Ltd., and Chief Financial Officer of XL Re Ltd. at XL Group plc. Mr. O'Shaughnessy received a Bachelor of Commerce degree from University College, Cork, Ireland and is a Chartered Director, Fellow of the Institute of Chartered Accountants of Ireland and an Associate Member of the Chartered Insurance Institute of the UK. Mr. O'Shaughnessy also serves as a director and member of the audit committees of SFL, Golden Ocean, Archer Limited, Avance Gas, CG Insurance Group and Catalina General and a director of Brit Re.

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

Cato Stonex has been a Director of the Company since December 2023. Mr. Stonex has had a long career in Fund management, initially with J Rothschild Investment Management. He was then a founder partner of Taube Hodson Stonex (THS) for 20 years, which managed institutional portfolios of Global Equity mandates. THS was sold to GAM in 2016, since when he has established Partners Investment Company, which has focused on stock picking in small and mid-cap equities, largely in Europe. In 2021 Partners Investment Company became Stonex Capital Partners Ltd and that same year Mr. Stonex also funded WMC Capital Ltd, an investment company focused on the recovery of the global shipping industry. He has also been involved in a range of other business areas. He has been a long term investor in German property and is a founder and director of Obotritia, a German conglomerate with interests in property, venture capital and banking. Since 2016 he has been a director of two Spanish property companies, Axiare and Arima, the first of which was sold in 2018 and the second which is listed on the Madrid stock exchange. He has a range of other private business interests. He holds an undergraduate degree from the London School of Economics and Political Science, where he served for ten years as a Governor and is now an Emeritus Governor. He has chaired its Development Committee, and is now an advisor to the Endowment Investment Committee. He is closely involved with LSE Ideas, a leading academic think tank.

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

B.  COMPENSATION

Table 1 – Total remuneration of the Directors & CEO
	Fixed		Variable	Pension expense	Total	Proportion fixed	Proportion variable
(in thousands of $)	Base salary	Fees
Ola Lorentzon	—	150	662	—	812	18%	82%
John Fredriksen	—	60	331	—	391	15%	85%
James O'Shaughnessy	—	70	331	—	401	17%	83%
Ole B. Hjertaker	—	60	—	—	60	100%	—%
Steen Jakobsen	—	60	—	—	60	100%	—%
Marios Demetriades	—	70	—	—	70	100%	—%
Cato Stonex	—	3	—	—	3	100%	—%
Lars H. Barstad	404	—	1,655	24	2,083	21%	79%
Total	404	473	2,979	24	3,880	23%	77%

Fixed fees are payable for services rendered as members of the Board of Directors.

Base salary is payable as remuneration for executive services.

Variable includes:

•annual bonuses which have been paid or accrued during the reported financial year. Such bonuses are at the discretion of the Board.
•the fair value of the synthetic options, as calculated based on the difference between the exercise price and market price of the underlying shares on the vesting date, which as a result of the fulfilment of predetermined performance criteria, were granted or offered in previous years but that vested during the reported financial year.

Pension expense includes the contributions that took place in the reported financial year to a defined contribution pension scheme.

In December 2021, the Board approved the grant of 1,280,000 synthetic options to employees and board members according to the rules of the Company’s synthetic option scheme approved on December 7, 2021. The synthetic options have a five-year term expiring in December 2026. The vesting period is 12 months for the first 27.5% of options, 24 months for the next 27.5% of options and 36 months for the final 45% of options. The exercise price is NOK 71, which shall increase by NOK 5 on each of December 7, 2023, and December 7, 2024, and will further be adjusted for any distribution of dividends made before the relevant synthetic options are exercised. The synthetic options will be settled in cash based on the difference between the market price of the Company’s shares and the exercise price on the date of exercise. The synthetic options are not subject to a retention period. There were no options awarded in 2022 or 2023.

The below table details the number of options granted to each individual in respect of the three vesting periods noted above:

		Opening balance					Closing balance
Name	Vesting date	Options awarded and unvested	Options held	Options vested	Options exercised	Options lapsed	Options awarded and unvested	Options held
Ola Lorentzon	07/12/2022	—	44,000	—	(44,000)	—	—	—
Ola Lorentzon	07/12/2023	44,000	44,000	(44,000)	—	—	—	44,000
Ola Lorentzon	07/12/2024	72,000	72,000	—	—	—	72,000	72,000
John Fredriksen	07/12/2022	—	22,000	—	—	—	—	22,000
John Fredriksen	07/12/2023	22,000	22,000	(22,000)	—	—	—	22,000
John Fredriksen	07/12/2024	36,000	36,000	—	—	—	36,000	36,000
James O'Shaughnessy	07/12/2022	—	22,000	—	—	—	—	22,000
James O'Shaughnessy	07/12/2023	22,000	22,000	(22,000)	—	—	—	22,000
James O'Shaughnessy	07/12/2024	36,000	36,000	—	—	—	36,000	36,000
Lars H. Barstad	07/12/2022	—	110,000	—	—	—	—	110,000
Lars H. Barstad	07/12/2023	110,000	110,000	(110,000)	—	—	—	110,000
Lars H. Barstad	07/12/2024	180,000	180,000	—	—	—	180,000	180,000
Total		522,000	720,000	(198,000)	(44,000)	—	324,000	676,000

At the grant date, the Company's underlying share price was NOK 65. On December 7, 2022, the date on which the first tranche of synthetic options vested, the Company's underlying share price was NOK 123.60. On December 7, 2023, the date on which the second tranche of synthetic options vested, the Company's underlying share price was NOK 209.3.

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

We currently have an audit committee, which is responsible for overseeing the quality and integrity of our financial statements and our accounting, auditing and financial reporting practices, our compliance with legal and regulatory requirements, the independent auditor's qualifications, independence and performance and our internal audit function. In 2018, Mr. James O'Shaughnessy was appointed to serve on the Audit Committee. Mr. James O'Shaughnessy is the Chairperson of the Audit Committee and the Audit Committee Financial Expert. In 2022, Mr. Marios Demetriades was appointed to serve on the Audit Committee. We have determined that a director may sit on the board of three or more audit committees and such simultaneous service would not impair the ability of such member to effectively serve on the Board or Audit Committee. For more information, please see “Item 6.A. Directors and Senior Management.

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

Clawback Policy

In November 2023, we adopted a policy regarding the recovery of erroneously awarded compensation (“Clawback Policy”) in accordance with the applicable rules of the NYSE and Section 10D and Rule 10D-1 of the Securities Exchange Act of 1934, as amended. In the event we are required to prepare an accounting restatement due to material noncompliance with any financial reporting requirements under U.S. securities laws or otherwise erroneous data or if we determine there has been a significant misconduct that causes material financial, operational or reputational harm, we shall be entitled to recover a portion or all of any incentive-based compensation provided to certain executives who, during a three-year period preceding the date on which an accounting restatement is required, received incentive compensation based on the erroneous financial data that exceeds the amount of incentive-based compensation the executive would have received based on the restatement.

The remuneration committee administers our Clawback Policy and has discretion, in accordance with the applicable laws, rules and regulations, to determine how to seek recovery under the Clawback Policy and may forego recovery if it determines that recovery would be impracticable.

D.  EMPLOYEES

As of December 31, 2023, we employed approximately 88 people in our offices in Cyprus, the United Kingdom, Norway, Singapore and China, compared to 78 employees in 2022 and 79 employees in 2021. We contract with third party ship managers to provide technical management services in respect of our vessels.

E.  SHARE OWNERSHIP

As of April 26, 2024, the beneficial interests of our directors and officers in our ordinary shares were as follows:

Director or Officer	Ordinary shares of $1.00 each	Percentage of ordinary shares outstanding
Ola Lorentzon	24,000	Less than 1%
John Fredriksen*	198,000*	Less than 1%
James O'Shaughnessy	—	—
Ole B. Hjertaker	—	—
Steen Jakobsen	—	—
Marios Demetriades	—	—
Lars H. Barstad	—	—
Inger M. Klemp	300,000	Less than 1%

* Please see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Share Option Scheme

The Company's share option scheme, or Frontline Scheme, permits the Board of Directors, at its discretion, to grant options to acquire shares in the Company to employees and directors of the Company or its subsidiaries. The subscription price for all options granted under the scheme is reduced by the amount of all dividends declared by the Company in the period from the date of grant until the date the option is exercised, provided the subscription price is never reduced below the nominal value of the share. The vesting periods of options granted under the Frontline Scheme will be specific to each grant. There is no maximum number of shares authorized for awards of equity share options and authorized, unissued or treasury shares of the Company may be used to satisfy exercised options. As of December 31, 2023 and 2022 there were no options outstanding under this scheme. The scheme was closed to new option grants in 2019.

In July 2021, the Company issued 339,000 ordinary shares under its share option scheme at a strike price of $5.70 per share. The shares were issued to John Fredriksen (198,000 shares), Inger M. Klemp (120,000 shares) and Ola Lorentzon (21,000 shares).

In December 2021, the Board of Directors approved the grant of 1,280,000 synthetic options to employees and board members according to the rules of the Company’s synthetic option scheme approved on December 7, 2021. The synthetic options have a five-year term expiring in December 2026. The vesting period is 12 months for the first 27.5% of options, 24 months for the next 27.5% of options and 36 months for the final 45% of options. The synthetic options will be settled in cash based on the difference between the market price of the Company’s shares and the exercise price on the date of exercise, and as such, have been classified as a liability. As of December 31, 2023, 92,400 synthetic options have been exercised, 86,100 have been forfeited and 1,101,500 remaining outstanding.

F.  DISCLOSURE OF REGISTRANT'S ACTIONS TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

None

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

The following table presents certain information as of April 26, 2024, regarding the ownership of our ordinary shares with respect to each shareholder whom we know to beneficially own more than 5% of our outstanding ordinary shares.

Owner	Number of shares	%*
Hemen Holding Ltd.**	79,145,703	35.6%

*Based on issued share capital of 222,622,889.

** C.K. Limited is the trustee of two Trusts that indirectly hold all of the shares of Hemen, our largest shareholder. Accordingly, C.K. Limited, as trustee, may be deemed to beneficially own the 79,145,703 of our ordinary shares, representing 35.6% of our outstanding shares, that are owned by Hemen. Mr. Fredriksen established the Trusts for the benefit of his immediate family. Beneficiaries of the Trusts do not have any absolute entitlement to the Trust assets and thus disclaim beneficial ownership of all of our ordinary shares owned by Hemen. Mr. Fredriksen is neither a beneficiary nor a trustee of either Trust and has no economic interest in such ordinary shares. He disclaims any control over and all beneficial ownership of such ordinary shares, save for any indirect influence he may have with C.K. Limited, as the trustee of the Trusts, in his capacity as the settlor of the Trusts.

Our major shareholders have the same voting rights as our other shareholders. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

B.  RELATED PARTY TRANSACTIONS

See Item 10C. and Note 22. to our audited Consolidated Financial Statements included herein for details of our related party transactions.

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

On October 9, 2023, Frontline announced that it had agreed on an integrated solution to the strategic and structural deadlock in Euronav, where Frontline entered into agreements with Euronav for the Acquisition. In connection with the Acquisition, Frontline and Famatown, a company related to Hemen had agreed to sell all their shares in Euronav (representing in aggregate 26.12% of Euronav’s issued shares) to CMB at a price of $18.43 per share (the “Share Sale”).

In November 2023, all conditions precedent to the Share Sale, including approval of the inter-conditionality of the Share Sale and the Acquisition by the Euronav shareholders and receipt of anti-trust approvals, were fulfilled. The Share Sale closed in November 2023 at which time Frontline sold its 13,664,613 shares in Euronav to CMB for $251.8 million. The proceeds from the Share Sale have been used to partly finance the Acquisition.

On October 9, 2023, Frontline and other Hemen Related Companies entered into a settlement agreement with Euronav. As part of the overall agreements, all rights and claims that Euronav had concerning the entering into, performance and termination of the combination agreement with Euronav and the arbitration action filed by Euronav in January 2023 following Frontline’s withdrawal from the combination agreement were terminated, against nil cash consideration.

Dividends

In February 2024, we declared a dividend of $0.37 per share for the fourth quarter of 2023. In November 2023, we declared a dividend of $0.30 per share for the third quarter of 2023. In August 2023, we declared a dividend of $0.80 per share for the second quarter of 2023. In May 2023, we declared a dividend of $0.70 per share for the first quarter of 2023. In February 2023, we declared a dividend of $0.30 per share for the third quarter and a dividend of $0.77 per share for the fourth quarter of 2022. In August 2022, we declared a dividend of $0.15 per share for the second quarter of 2022. No dividends were declared in 2021. The timing and amount of dividends, if any, is at the discretion of the Board. We cannot guarantee that our Board will declare dividends in the future.

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

B.  MEMORANDUM OF ASSOCIATION AND BYE-LAWS

The Company was registered and is validly existing and in good standing as a Cyprus public company limited by shares, under registration number 442213, as from December 30, 2022 following its Redomiciliation from Bermuda to Cyprus pursuant to the provisions of sections 354 B-H of the Law.

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

Shareholders’ Rights
The shares of the Company are ordinary shares which do not confer redemption, conversion, sinking fund rights or other special rights to its holders. Pursuant to the Law and Article 66 of the Company's Articles of Association every member shall have one vote for each share he holds. The shareholders of the Company are entitled to a percentage of dividends equal to their respective shareholding percentages in the issued share capital of the Company. There are no limitations on the right of non-Cypriots or non-residents of Cyprus to hold or vote on the Company’s ordinary shares.

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

The Pre-Emption Right cannot be excluded or restricted in the Articles of Association, but only by a decision of the shareholders in a General Meeting. If the directors propose to the General Meeting an exclusion or restriction of the Pre-Emption Right they have the obligation to submit to the general meeting a written report stating the reasons for the restriction or exclusion of the Pre-Emption Right and justifying the issuing price proposed. The proposed restriction or exclusion may be specific to a specific proposed share issue or general provided that the maximum number of shares and the maximum period during which the relevant shares may be issued are indicated. The restriction or exclusion of the Pre-Emption Right requires shareholder approval by simple majority when at least half of the issued share capital is represented. In any other case a majority of 2/3rds of the votes corresponding to the issued share capital represented is required.

As permitted by Cyprus law, companies may obtain shareholder approval for a waiver of Pre-Emption Rights with respect to the issuance of shares against cash consideration and for the establishment of any employees’ share scheme, share option, share incentive scheme or equity compensation plans and to material revisions thereof. Such waiver may be obtained by the above-mentioned shareholder approvals. Shareholder approval was obtained at Frontline plc’s annual general meeting held on December 12, 2023 to waive their Pre-Emption Rights so that the Company may offer to the public, at the discretion of the board of directors, new ordinary shares, debentures or other securities without any shareholder pre-emptive restrictions. For more information, please see “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.”

Pursuant to the Law and Article 50 of the Company’s Articles of Association the Company in a General Meeting may approve by special resolution (75% and more of voting shares) the purchase or acquisition of its own shares either directly or through a person acting in his own name but on behalf of the Company. Pursuant and subject to the provisions of the Law, the monetary consideration of the act of acquisition by the Company of its own shares must be paid from the realized but not distributed profits of the Company.

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

Directors
Pursuant to the Company’s Articles of Association and the Law the minimum number of Directors shall be not less than two and pursuant to the Company’s Articles of Association the maximum number shall be limited to seven. The minimum and maximum number of directors can be increased or decreased by ordinary resolution of the General Meeting. Save if the majority of the Directors are residents of Cyprus the majority of Directors may not be resident of the same jurisdiction. Directors are elected or re-elected by an ordinary resolution of the shareholders in a General Meeting. In the premises, a person holding a majority of voting shares of the Company will be able to elect all of the Directors and to prevent the election of any person whom such shareholder does not wish to be elected. There are no provisions for cumulative voting in the Law or the Articles of Association of the Company and the Company’s Articles of Association do not contain any super-majority voting requirements.

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

The Law and the Company’s Articles of Association do not prohibit a director from being a party to or otherwise having an interest in any transaction or arrangement with the Company or in which the Company is otherwise interested. However, a Director who is in any way, whether directly or indirectly interested in a contract or proposed contract with the Company shall declare the nature of his interest at a meeting of the Directors in accordance with the procedure specified by the Law. Furthermore pursuant to Article 93 of the Company’s Articles of Association any Director or any company or partnership which or of which any Director is a shareholder, partner or director may transact with the Company and share in the profits of any contract or arrangement with the Company as if he were not a Director and to personally gain any profit or benefit that may result as a consequence of such contract or arrangement. A Director shall not vote on any subject in respect of such contract or arrangement and if he does so vote his vote shall not be counted and shall also not be counted for the purposes of determining whether a quorum is present at the meeting of the Directors.

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

Dividends
The shareholders of the Company are entitled to a percentage of dividends equal to their respective shareholding percentages in the issued share capital of the Company. No dividend shall be paid other than out of profits. The Company may in a General Meeting declare dividends but no dividend under such circumstances shall exceed the amount recommended by the Directors. Pursuant to the Law the Company in a General Meeting shall not make a dividend distribution to its shareholders if, on the closing date of the last financial year its net assets as already presented in its annual accounts are below the total of the subscribed capital and the reserves, the distribution of which the Law or the Articles of Association do not allow.

In addition to the power of the shareholders in a General Meetings to declare dividends on the recommendation of the Directors, the Directors may from time to time pay to the shareholders such interim dividends as they might appear to the Directors to be justified by the profits of the Company subject to the following statutory conditions:

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

The Amended and Restated Memorandum of Association of the Company has previously been filed as Exhibit 3.5 to the Company's Post-Effective Amendment to its registration statement filed with the Commission on January 5, 2023, and is hereby incorporated by reference into this Annual Report.

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

The Acquisition
On October 9, 2023, Frontline entered into a Framework Agreement with Euronav. Pursuant to the Framework Agreement, the Company agreed to purchase 24 VLCCs with an average age of 5.3 years, for an aggregate purchase price of $2,350.0 million from Euronav.

All of the agreements relating to the Acquisition came into effect in November 2023. In December 2023, the Company took delivery of 11 of the vessels for consideration of $1,112.2 million. The Company had a commitment for $890.0 million for the remaining 13 vessels to be delivered excluding $347.8 million of prepaid consideration as of December 31, 2023. The Company took delivery of the 13 remaining vessels in the first quarter of 2024 and drew down $518.7 million under its $1,410.0 million senior secured term loan facility with a group of relationship banks and $60.0 million under its subordinated unsecured shareholder loan to partly finance the deliveries.

In connection with the Acquisition, Frontline and Famatown Finance Limited, a company related to Hemen, (“Famatown”) had agreed to sell all their shares in Euronav (57,479,744 shares, representing in aggregate 26.12% of Euronav’s issued shares) to CMB at a price of $18.43 per share.

In November 2023, all conditions precedent to the Share Sale, including approval of the inter-conditionality of the Share Sale and the Acquisition by the Euronav shareholders and receipt of anti-trust approvals, were fulfilled. The Share Sale closed in November 2023 at which time Frontline sold its 13,664,613 shares in Euronav to CMB for $251.8 million. The proceeds from the Share Sale have been used to partly finance the Acquisition.

On October 9, 2023, Frontline and other Hemen Related Companies entered into a settlement agreement with Euronav. As part of the overall agreements, all rights and claims that Euronav had concerning the entering into, performance and termination of the combination agreement with Euronav and the arbitration action filed by Euronav in January 2023 following Frontline’s withdrawal from the combination agreement were terminated, against nil cash consideration.

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

There are no restrictions on the Company’s ability to transfer funds into and out of Cyprus or to pay dividends to U.S. residents or other non-residents of Cyprus who are holders of the Company’s ordinary shares in any currency other than Euro. There is no Cyprus withholding tax on the payment of dividends to non-Cyprus resident shareholders of the Company. The Company is subject to annual corporate income tax currently set at 12.5% on net earnings. In addition, besides immovable property transactions there is no capital gains tax in Cyprus and net earnings after income tax deduction can be accumulated by the Company as required and determined by the Directors without limitation.

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

United States Federal Income Tax Considerations

In the opinion of Seward & Kissel LLP, our United States counsel, the following are the material United States federal income tax consequences to us of our activities and to United States Holders of our ordinary shares. The following discussion of United States federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury ("Treasury Regulations"), all of which are subject to change, possibly with retroactive effect. Except as otherwise noted, this discussion is based on the assumption that we will not maintain an office or other fixed place of business within the United States.

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

Under the Treasury Regulations, stock of a foreign corporation is considered "primarily traded" on an established securities market in a country if the number of shares of each class of stock that is traded during the taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country. The Company's ordinary shares were "primarily traded" on the NYSE during the 2023 taxable year.

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

The Company believes that its ordinary shares have satisfied the Listing Threshold, as well as the Trading Frequency Test and Trading Volume Tests, during the 2023 taxable year.

Notwithstanding the foregoing, the Treasury Regulations provide, in pertinent part, that stock of a foreign corporation will not be considered to be "regularly traded" on an established securities market for any taxable year during which 50% or more of such stock is owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons, or "5% Shareholders", who each own 5% or more of the vote and value of such stock, which is referred to as the "50% Override Rule." For purposes of determining the persons who are 5% Shareholders, a foreign corporation may rely on Schedules 13D and 13G filings with the Commission.

During the 2023 taxable year, 5% Shareholders owned less than 50% of the Company's ordinary shares for more than half the number of days in the year. Therefore, the Company was not subject to the 50% Override Rule, and therefore the Company believes that it satisfied the Publicly-Traded Test for the 2023 taxable year.

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

For purposes of determining whether the Company is a PFIC, in general, the Company will be treated as earning and owning its proportionate share of the income and assets, respectively, of any of its subsidiary corporations in which it owns at least 25% of the value of the subsidiary's stock. Income earned, or deemed earned, by the Company in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute "passive income" unless the Company is treated under specific rules as deriving its rental income in the active conduct of a trade or business.

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

Taxation of Frontline’s Shipping Income: The Cyprus Tonnage Tax System ("TTS")

The application of the TTS is optional for owners of EU flagged qualifying vessels which are engaged in a qualifying shipping activity, provided they are Cyprus tax residents. TTS is also available as an option to owners of mixed flag fleets consisting of EU and non-EU flagged qualifying vessels, which are engaged in qualifying shipping activities, provided they are Cyprus tax residents, and they meet the “Community Flagged Share” requirement. The “Community Flagged Share” requirement is that at the point of opting for TTS, at least a share of the fleet in terms of tonnage must be comprised of Community Ships (the “Reference Share”). If this Reference Share is under 60%, then the Community flagged share on entry must remain unchanged or increase within a period of three years from the date of opting to be taxed under TTS and the commercial and strategic management of the fleet must be carried out within the EU/EEA.

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

The Company's vessel owning and operating entities were admitted to the TTS for the year ended December 31, 2023.

Taxation of Frontline’s Shipping Income in the Absence of Admission to TTS

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

Distributions

Dividends paid by a listed entity to non-Cyprus tax resident shareholders are not subject to taxes in Cyprus. Special Defence Contribution (“SDC”) is payable on dividend distributions to Cyprus tax residents and domiciled non-corporate shareholders at the rate of 17%. Dividend payments to Cyprus tax residents corporate shareholders or Cyprus tax residents but non-domiciled, non-corporate shareholders, shall be exempt from SDC.

Furthermore, SDC shall be payable on interest income received by Cyprus tax resident corporations, deemed not to arise in the ordinary course of business, at the rate of 17% (3% in the case of listed corporate bonds).

Sale, Exchange or other Disposition of Shares

The gain on disposal of shares listed on a recognized stock exchange is not taxable under the provisions of Cyprus tax laws.

Changes in Global Tax Laws

Long-standing international tax initiatives that determine each country’s jurisdiction to tax cross-border international trade and profits are evolving as a result of, among other things, initiatives such as the Anti-Tax Avoidance Directives, as well as the

Base Erosion and Profit Shifting reporting requirements, mandated and/or recommended by the EU, G8, G20 and Organization for Economic Cooperation and Development, including the imposition of a minimum global effective tax rate for multinational businesses regardless of the jurisdiction of operation and where profits are generated (Pillar Two).

On December 12, 2022, the European Union member states agreed to implement the OECD’s Pillar Two global corporate minimum tax rate of 15% on companies with revenues of at least €750 million effective from 2024. Various countries have either adopted implementing legislation or are in the process of drafting such legislation. Any new tax law in a jurisdiction where we conduct business or pay tax could have a negative effect on our company.

On October 3, 2023, the Cyprus Ministry of Finance initiated a public consultation to incorporate the EU Directive, aimed at establishing a global minimum tax level for multinational and large-scale domestic enterprise groups, into national legislation. This EU Directive, originating from the OECD/G20 BEPS Pillar Two Model Rules was voted on by the EU states on December 14, 2022, and seeks to ensure fair taxation practices internationally. The EU Directive is still pending transposition into domestic law under a draft legislative proposal (the "Draft Bill") issued by the Cyprus Ministry of Finance (“The Safeguarding of a Global Minimum Level of Taxation of Multinational Enterprise Groups and Large-Scale Domestic Groups in the Union Law of 2023"), harmonizing the Cyprus tax framework with the EU Directive. This Draft Bill does not per se amend the Cyprus Income Tax (“CIT”) legislation. Instead, the Draft Bill introduces an additional set of tax rules to be applied alongside the application of CIT and other relevant taxes for MNEs in scope.

The Draft Bill introduces the Qualified Income Inclusion Rule (QIIR) which will be effective for accounting periods beginning on or after December 31, 2023 and the Qualified Undertaxed Profits Rule (UTPR) which shall be effective for accounting periods beginning on or after December 31, 2024.

Cyprus has elected to adopt the Qualifying Domestic Minimum Top Up Tax (“QDMTT”) and will be effective as of January 1, 2025. This will allow Cyprus jurisdiction to collect the top-up tax in its own jurisdiction instead of allowing a foreign jurisdiction to charge top-up taxes elsewhere.

As the Bill is still pending transposition, certain provisions currently included therein may change.

The draft legislation targets multinational and large domestic enterprise groups with a consolidated revenue exceeding EUR 750 million in two of the last four years before the assessed fiscal year. It proposes a global minimum effective tax rate of 15% and includes specific exemptions (provided that certain conditions are met) for International Shipping Income.

In light of these developments, management is currently evaluating the potential implications of the draft bill on the Company's operations and financial planning. As these and other tax laws and related regulations change (including changes in the interpretation, approach and guidance of tax authorities), our financial results could be materially impacted. Given the unpredictability of these possible changes and their potential interdependency, it is difficult to assess whether the overall effect of such potential tax changes would be cumulatively positive or negative for our earnings and cash flow, but such changes could adversely affect our financial results.

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

 ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk
The Company is exposed to the impact of interest rate changes primarily through its floating-rate borrowings that require the Company to make interest payments based on SOFR. Significant increases in interest rates could adversely affect operating margins, results of operations and ability to service debt. The Company uses interest rate swaps to reduce its exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with its floating-rate debt. The Company is exposed to the risk of credit loss in the event of non-performance by the counterparty to the interest rate swap agreements.

As of December 31, 2023, the Company's outstanding debt which was at variable interest rates, net of the amount subject to interest rate swap agreements, was $2,741.8 million. Based on this, a one percentage point increase in annual SOFR interest rates would increase its annual interest expense by approximately $27.4 million, excluding the effects of capitalization of interest.

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

Interest Rate Swap Agreements
In February 2016, the Company entered into an interest rate swap with DNB whereby the floating interest on notional debt of $150.0 million was switched to fixed rate. The contract had a forward start date of February 2019. In the year ended December 31, 2020, the Company entered into three interest rate swaps with DNB whereby the floating interest rate on notional debt totaling $250.0 million was switched to a fixed rate. In the year ended December 31, 2020, the Company entered into two interest rate swaps with Nordea Bank whereby the floating interest rate on notional debt totaling $150.0 million was switched to a fixed rate. The aggregate fair value of these swaps at December 31, 2023 was an asset of $39.1 million (2022: $54.0 million) and a liability of nil (2022: nil). The fair value (Level 2) of the Company’s interest rate swap agreements is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves and the current credit worthiness of both the Company and the derivative counterparty. The estimated fair value is the present value of future cash flows. The Company recorded a gain on these interest rate swaps of $8.0 million in 2023 (2022: gain of $53.6 million).

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On December 12, 2023, the Company held its annual general meeting of shareholders whereby shareholders approved, among other things, for a period of twelve months with effect from 12:00 p.m. on December 12, 2023, the proposals to exclude the shareholders’ Pre-Emption Right with respect to any offer by the Company to the public against cash consideration, as may be decided by the Board of Directors from time to time, of: (i) a maximum of 377,377,111 ordinary shares of nominal value $1.00 each ranking pari passu with the existing ordinary shares of the Company at a subscription price which shall be determined by the Board of Directors not lower than $1.00 per share; and (ii) a maximum of 377,377,111 debentures or other securities convertible into ordinary shares of nominal value $1.00 each ranking pari passu with the existing ordinary shares of the Company or options or other securities carrying the right to subscribe for ordinary shares of the Company of nominal value $1.00 each ranking pari passu with the existing ordinary shares of the Company at a subscription price which shall be determined by the Board of Directors not lower than $1.00 per security.

For more information, please see “Item 4. Information on the Company – A. History and Development of the Company” and “Item 10. Additional Information—B. Memorandum of Association and Bye-Laws – Shareholders’ Rights”.

ITEM 15. CONTROLS AND PROCEDURES

a)   Disclosure Controls and Procedures

Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this annual report as of December 31, 2023. Based upon that evaluation, the principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective as of the evaluation date.

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

Our management with the participation of our principal executive officer and principal financial officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31, 2023. Based upon that evaluation, our management with the participation of our principal executive officer and principal financial officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2023.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2023 has been audited by PricewaterhouseCoopers AS, an independent registered public accounting firm, as stated in their report which appears herein.

c)   Attestation Report of Independent Registered Public Accounting Firm

The independent registered public accounting firm that audited the consolidated financial statements, PricewaterhouseCoopers AS, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2023, appearing under "Item 18. Financial Statements", and such report is incorporated herein by reference.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Company's principal accountant for 2023 and 2022 was PricewaterhouseCoopers AS (PCAOB ID 01318). The following table sets forth for the two most recent fiscal years the fees paid or accrued for audit and services provided by PricewaterhouseCoopers AS and other network firms.

(in thousands of $)	2023	2022
Audit Fees (a)	1,474	2,426
Audit-Related Fees (b)	—	—
Tax Fees (c)	—	—
All Other Fees (d)	15	4
Total	1,489	2,430

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

The Company's Board has adopted pre-approval policies and procedures in compliance with paragraph (c) (7)(i) of Rule 2-01 of Regulation S-X that require the Board to approve the appointment of the independent auditor of the Company before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company. All services provided by the principal auditor in 2023 and 2022 were approved by the Board pursuant to the pre-approval policy.

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

ITEM 16G. CORPORATE GOVERNANCE

Pursuant to an exception under the NYSE listing standards available to foreign private issuers, we are not required to comply with all of the corporate governance practices followed by U.S. companies under the NYSE listing standards, which are available at www.nyse.com. Pursuant to Section 303A.11 of the NYSE Listed Company Manual, we are required to list the significant differences between our corporate governance practices and the NYSE standards applicable to listed U.S. companies. Set forth below is a list of those differences:

•Independence of Directors. The NYSE requires that a U.S. listed company maintain a majority of independent directors and applies different standards for the independence of directors. There is, however, no requirement under Cyprus law requiring a company to maintain a majority of independent directors. As permitted under Cyprus law and our Articles of Association, five members of our Board of Directors, Mr. Ola Lorentzon, Mr. James O'Shaughnessy, Mr. Steen Jakobsen, Mr. Marios Demetriades and Mr. Cato Stonex are independent according to the NYSE's standards for independence applicable to a foreign private issuer.

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

•Audit Committee. The NYSE requires, among other things, that a listed U.S. company have an audit committee with a minimum of three members, all of whom are independent. Additionally, one member of the audit committee must have accounting or related financial management expertise. Under Cyprus law, we are required to have an audit committee with a majority of independent members. As permitted by Rule 10A-3 under the Securities Exchange Act of 1934, our audit committee currently consists of two independent members of our Board of Directors, Mr. James O'Shaughnessy, the Audit Committee Financial Expert, and Mr. Marios Demetriades. We have determined that a director may sit on the board of three or more audit committees and such simultaneous service would not impair the ability of such member to effectively serve on the Board or Audit Committee. For more information, please see "Item 6.A. Directors and Senior Management".

•Shareholder Approval Requirements. The NYSE requires that a listed U.S. company obtain prior shareholder approval for certain issuances of authorized stock or the approval of, and material revisions to, equity compensation plans. As permitted by Cyprus law and our Amended and Restated Memorandum and Articles of Association we do not seek shareholder approval prior to the issuance of authorized shares ranking pari passu with existing issued ordinary shares but shareholder approval is required if shares shall be issued with preferred, deferred or other special rights or restrictions whether with regard to dividend, voting, return of capital or otherwise. In accordance with Cyprus law, we require shareholder approval for waiver of shareholders' rights of pre-emption with respect to the issuance of shares against cash consideration and for the establishment of any employees' share scheme, share option, share incentive scheme or equity compensation plans and to material revisions thereof. Shareholder approval was obtained at Frontline plc’s annual general meeting held on December 12, 2023 to waive their Pre-Emption Right so that the Company may offer to the public, at the discretion of the Board of Directors, new ordinary shares, debentures or other securities without any shareholder pre-emptive restrictions. For more information, please see “Item 10. Additional Information—B. Memorandum of Association and Bye-Laws – Shareholders’ Rights” and “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.”

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

•Quorum. The NYSE “gives careful consideration” to provisions that fix a quorum for stockholders' meetings that is less than a majority of outstanding shares, but in general, the NYSE has not objected to reasonably lesser quorum requirements in cases where the companies have agreed to make general proxy solicitations for future meetings of shareholders. The Company follows applicable Cyprus laws with respect to quorum requirements. The Company’s quorum requirement is set forth in its Amended and Restated Memorandum and Articles of Association, which provides that a quorum for the transaction of business at any meeting of shareholders is three or more shareholders either present in person or represented by proxy. If we only have one shareholder, then one shareholder present in person or proxy shall constitute the necessary quorum.

ITEM 16H. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

Risk management and strategy:

The Company’s cybersecurity risk management program consists of:

a.An overall strategy to develop, improve and maintain its cybersecurity processes, policies, and governance frameworks that have been integrated into our existing risk management framework.
b.Detailed set of cybersecurity policies and procedures.
c.Investment in IT security and a dedicated cybersecurity team.
d.Engaging external cybersecurity service providers.
e.Leverage third party cybersecurity tools and technologies.
f.Robust training plan for all its employees.
g.Governance - Board and management oversight.

The underlying control framework of the Company’s cybersecurity program is based on recognized best practices and standards set by the U.S. National Institute of Standards and Technology, which organizes cybersecurity risks into five categories: identify, protect, detect, respond and recover.

The Company has established policies and procedures for all key aspects of its cybersecurity program including an information security policy, password policy, incident management policy, third party security management policy, business continuity plans, cyber incident response plans and information security management system contingency plans.

As part of the Company’s cybersecurity strategy, it continues to expand its investments in IT security, including to identify and protect critical assets, strengthen, monitor and alert its information security management system and engage with cybersecurity experts. The Company has a dedicated Chief Information Security Officer (“CISO”), who has served within the IT department of the Company and a related party for over 20 years and is a Certified Cyber Risk Officer. The Company holds regular cybersecurity meetings, led by its CISO who is employed by related party Front Ocean Management AS, to assess and manage cybersecurity threats and to provide cybersecurity updates to senior management and the Board of Directors. For a description of the relationship with Front Ocean Management AS, please see Note 22. to our audited Consolidated Financial Statements included herein.

The Company has engaged a third-party IT cybersecurity firm to help integrate its information security management system to protect the Company’s operations. In addition, the third-party firm conducts risk and vulnerability assessments to identify cybersecurity weaknesses and recommend enhancements.

The Company leverages several third-party tools and technologies as part of its efforts to enhance its cybersecurity functions. This includes a third-party security firm which performs continuous vulnerability assessments on the Company’s IT infrastructure. The Company performs annual disaster recovery tabletop exercises with its IT hosting partner to prepare for a cyberattack on the Company’s IT infrastructure. As part of the Company’s established cybersecurity governance framework, the Company also assesses potential cybersecurity threats related to the third-party providers and counterparties.

The Company has a robust training program for its employees that covers the Company’s cybersecurity risk management program and other Company policies and practices to ensure compliance therewith and to promote best practices. The Company regularly provides cybersecurity awareness trainings and phishing tests to employees to increase awareness of cybersecurity threats.

Governance

The Board of Directors considers cybersecurity risk as part of its risk oversight function and oversees the Company’s cybersecurity risk exposures and the steps taken by management to monitor and mitigate cybersecurity risks. The Board of Directors ensures allocation and prioritization of resources and overall strategic direction for cybersecurity and ensures alignment with the Company’s overall strategy.

The Board of Directors has delegated the day-to-day oversight of cybersecurity and other technology risks to the CISO, who oversees a team of IT professionals, including third-party providers.

The CISO, working together with certain members of management and the IT department, is responsible for assessing and managing cybersecurity threats and for reporting cybersecurity threats and updates, including updates on monitoring cybersecurity incidents and strategies to prevent cybersecurity threats, to senior management, and to the Board of Directors on a quarterly basis or more often as needed.

Cybersecurity Threats

For the year ended December 31, 2023 through the date of this annual report, the Company is not aware of any material risks from cybersecurity threats, that have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations or financial condition. Please also see Item 3. Key Information—D. Risk Factors—“We rely on our and our ship managers' information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations, including on our vessels. Additionally, if these systems fails or becomes unavailable for any significant period of time, our business could be harmed.”

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

ITEM 19. EXHIBITS

No.	Description of Exhibit

1.1*
Memorandum of Association of the Company, incorporated by reference to Exhibit 3.5 of the Company's Post-Effective amendments for registration statement dated January 5, 2023s adopted by shareholders on December 30, 2022

2.1*	Form of Ordinary Share Certificate, incorporated by reference to Exhibit 2.1 of the Company's Annual Report on Form 20-F for the year ended December 31, 2022.

2.2*	Description of securities. incorporated by reference to Exhibit 2.2 of the Company's Annual Report on Form 20-F for the year ended December 31, 2022.

4.4*	Frontline Ltd Synthetic Share Option Scheme dated December 7, 2021, incorporated by reference to Exhibit 4.4 of the Company's Annual Report on Form 20-F for the year ended December 31, 2021.

8.1	Subsidiaries of the Company.

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

13.1	Certification of the Principal Executive Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Principal Financial Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

97.1	Frontline plc Policy Regarding the Recovery of Erroneously Awarded Compensation

*	Incorporated herein by reference.

101.	INS*	XBRL	Instance Document
101.	SCH*	XBRL	Taxonomy Extension Schema

101.	CAL*	XBRL	Taxonomy Extension Schema Calculation Linkbase
101.	DEF*	XBRL	Taxonomy Extension Schema Definition Linkbase
101.	LAB*	XBRL	Taxonomy Extension Schema Label Linkbase
101.	PRE*	XBRL	Taxonomy Extension Schema Presentation Linkbase

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Frontline plc
(Registrant)

Date: April 26, 2024	By:	/s/ Inger M. Klemp
	Name:	Inger M. Klemp
	Title:	Principal Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Frontline plc

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Frontline plc and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of profit or loss, comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15(b). Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Impairment indicator assessment for vessels and equipment

As described in Notes 2 and 12 to the consolidated financial statements, the Company’s vessels and equipment was $4,633.2 million as of December 31, 2023. Management reviews the carrying amount of vessels and equipment for potential impairment whenever events or changes in circumstances indicate that the carrying amount of the asset or cash-generating unit might not be recoverable. Indicators of impairment are identified by management based on a combination of internal and external factors which included significant management judgments and assumptions, related to the development of estimated market values received from independent ship brokers of the vessels, as well as negative developments in forecasted time charter equivalent rates (“TCE rates”).

The principal considerations for our determination that performing procedures relating to the impairment indicator assessment for vessels and equipment is a critical audit matter are the significant judgment by management in assessing the impairment indicators, which in turn led to a high degree of auditor judgment, effort and subjectivity in performing procedures to evaluate the significant assumptions used by management, related to estimated market values received from ship brokers of the vessels, as well as negative developments in forecasted TCE rates.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls related to management’s impairment indicator assessment for vessels, including controls over the development of estimated market values received from ship brokers of the vessels, as well as negative developments in forecasted TCE rates. These procedures also included, among others, testing management’s process for assessing impairment indicators; testing the completeness, accuracy and relevance of underlying data and evaluating the significant assumptions used by management. Evaluating management’s assumptions related to estimated market values received from ship brokers of the vessels, as well as negative developments in forecasted TCE rates, involved evaluating whether the assumptions used by management were reasonable considering (i) the consistency with external market and industry data and (ii) whether the assumptions were consistent with evidence obtained in other areas of the audit.

/s/ PricewaterhouseCoopers AS

Oslo, Norway
April 26, 2024

We have served as the Company’s auditor since 2012.

Frontline plc
Consolidated Statements of Profit or Loss for the years ended December 31, 2023, 2022 and 2021
(in thousands of $, except per share amounts)

	Note	2023	2022	2021
Revenues and other operating income
Revenues	4	1,802,184	1,430,208	749,381
Other operating income	4	24,080	8,040	4,060
Total revenues and other operating income		1,826,264	1,438,248	753,441
Operating expenses
Voyage expenses and commissions	5	618,595	605,544	392,697
Ship operating expenses	5	176,533	175,164	164,246
Administrative expenses	5	53,528	47,374	26,424
Depreciation	12, 13	230,942	165,170	165,205
Contingent rental income	22	—	(623)	(3,606)
Total operating expenses		1,079,598	992,629	744,966
Net operating income		746,666	445,619	8,475
Other income (expenses)
Finance income	6	18,065	1,479	121
Finance expense	6	(171,336)	(45,330)	(44,244)
Gain on marketable securities	9	22,989	58,359	7,677
Share of results of associated companies	15	3,383	14,243	(724)
Dividends received	7, 9	36,852	1,579	18,367
Net other income (expenses)		(90,047)	30,330	(18,803)
Profit (loss) before income taxes		656,619	475,949	(10,328)
Income tax expense	7	(205)	(412)	(4,633)
Profit (loss) for the period		656,414	475,537	(14,961)

Basic and diluted earnings (loss) per share	8	2.95	2.22	(0.08)

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline plc
Consolidated Statements of Comprehensive Income for the years ended December 31, 2023, 2022 and 2021
(in thousands of $)

	Note	2023	2022	2021
Comprehensive income (loss)
Profit (loss) for the period		656,414	475,537	(14,961)
Items that may be reclassified to profit or loss:
Foreign currency translation gain (loss)		(39)	226	28
Other comprehensive income (loss)		(39)	226	28
Comprehensive income (loss)		656,375	475,763	(14,933)

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline plc
Consolidated Statements of Financial Position as of December 31, 2023 and 2022
(in thousands of $)

	Note	December 31, 2023	December 31, 2022
ASSETS
Current Assets
Cash and cash equivalents		308,322	254,525
Marketable securities	9	7,432	236,281
Trade and other receivables	10	124,647	139,467
Related party receivables	22	19,292	13,485
Inventories	5	135,161	107,114
Voyages in progress		110,061	110,638
Prepaid expenses and accrued income		15,753	14,255
Other current assets		7,258	5,285
Total current assets		727,926	881,050
Non-current assets
Newbuildings	11	—	47,991
Vessels and equipment	12	4,633,169	3,650,652
Right-of-use assets	13	2,236	3,108
Goodwill	14	112,452	112,452
Derivative instruments receivable	19	39,117	53,993
Investment in associated companies	15	12,386	16,302
Loan notes receivable	15	—	1,388
Prepaid consideration	12	349,151	—
Other non-current assets		6,329	1,507
Total assets		5,882,766	4,768,443

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	17	261,999	277,854
Current portion of obligations under leases	18	1,104	1,024
Related party payables	22	47,719	31,248
Trade and other payables	16	98,232	81,533
Total current liabilities		409,054	391,659
Non-current liabilities
Long-term debt	17	3,194,464	2,112,460
Obligations under leases	18	1,430	2,372
Other non-current payables	16	472	2,053
Total liabilities		3,605,420	2,508,544

Equity
Share capital	20	222,623	222,623
Additional paid in capital		604,687	604,687
Contributed surplus		1,004,094	1,004,094
Accumulated other reserves		415	454
Retained earnings		445,999	428,513

Total equity attributable to the shareholders of the Company	2,277,818	2,260,371
Non-controlling interest	(472)	(472)
Total equity	2,277,346	2,259,899
Total liabilities and equity	5,882,766	4,768,443

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline plc
Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022 and 2021
(in thousands of $)

	Note	2023	2022	2021
Profit (loss) for the period		656,414	475,537	(14,961)
Adjustments to reconcile profit (loss) for the period to net cash provided by operating activities:
Net finance expense	6	153,271	43,851	44,123
Depreciation	12, 13	230,942	165,170	165,205
Gain on sale of vessels	4	(21,959)	(4,596)	(3,225)
Loss on termination of leased vessels	4	—	431	—
Amortization of acquired time charters		—	(2,806)	(5,045)
Contingent rental income	22	—	(623)	(3,606)
Gain on marketable securities	9	(22,989)	(58,359)	(7,677)
Share of results from associated companies	15	(3,383)	(14,243)	724
Stock option expense	21	10,719	4,700	185
Dividend received from associated companies	15	7,298	—	—
Other, net		182	674	—
Changes in operating assets and liabilities:
Trade accounts receivable	10	10,269	(59,581)	(22,449)
Other receivables	10	4,549	(6,351)	7,216
Inventories	5	(28,249)	(26,410)	(22,929)
Voyages in progress		576	(72,146)	(3,787)
Prepaid expenses and accrued income		(1,498)	(5,356)	(1,174)
Other current assets		(1,968)	(1,435)	(1,128)
Trade accounts payable	16	(193)	5,667	(5,533)
Accrued expenses	16	1,104	30,022	(3,485)
Related party balances	22	10,666	(6,813)	18,968
Other current payables	16	(3,605)	678	135
Change in restricted cash	19	—	—	14,928
Other		(163)	(387)	(2,816)
Interest paid	6	(165,193)	(83,039)	(60,477)
Debt issuance costs paid		(20,020)	(4,349)	(8,050)
Interest received	6	39,411	5,094	119
Net cash provided by operating activities		856,181	385,330	85,261
Investing activities
Additions to newbuildings, vessels and equipment	11, 12	(1,631,423)	(335,815)	(473,761)
Purchase of marketable securities	9	—	—	(357)
Proceeds from sale of vessels	4	142,740	80,000	80,000
Investment in associated companies	15	—	(1,505)	—
Cash inflow on repayment of loan to associated companies	15	1,388	—	—
Net cash inflow on sale of subsidiary		—	—	5,625
Proceeds from sale of marketable securities	9	251,839	—	14,074
Net cash used in investing activities		(1,235,456)	(257,320)	(374,419)
Financing activities
Net proceeds from issuance of shares	20	—	—	52,447
Proceeds from issuance of debt	17	1,609,449	651,248	403,868

Repayment of debt	17	(536,587)	(597,834)	(219,521)
Repayment of obligations under leases	18	(862)	(2,123)	(9,284)
Lease termination payments	22	—	(4,456)	—
Cash dividends paid	8	(638,928)	(33,393)	—
Net cash provided by financing activities		433,072	13,442	227,510
Net change in cash and cash equivalents		53,797	141,452	(61,648)
Cash and cash equivalents at beginning of year		254,525	113,073	174,721
Cash and cash equivalents at end of year		308,322	254,525	113,073

Supplemental disclosure of cash flow information:
Income taxes paid	7	122	199	4,986

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline plc
Consolidated Statements of Changes in Equity for the years ended December 31, 2023, 2022 and 2021
(in thousands of $, except number of shares)

	Note	2023	2022	2021
Number of shares outstanding
Balance at the beginning of the year		222,622,889	203,530,979	197,692,321
Shares issued on exercise of options	20	—	—	339,000
Shares issued under ATM program	20	—	—	5,499,658
Shares issued in connection with Euronav share acquisition	20	—	19,091,910	—
Balance at the end of the year		222,622,889	222,622,889	203,530,979
Share capital
Balance at the beginning of the year		222,623	203,531	197,692
Shares issued on exercise of options	20	—	—	339
Shares issued under ATM program	20	—	—	5,500
Shares issued in connection with Euronav share acquisition	20	—	19,092	—
Balance at the end of the year		222,623	222,623	203,531
Additional paid in capital
Balance at the beginning of the year		604,687	448,291	402,021
Stock compensation expense	21	—	—	(338)
Shares issued on exercise of options	20	—	—	1,593
Shares issued under ATM program	20	—	—	45,015
Shares issued in connection with Euronav share acquisition	20	—	156,396	—
Balance at the end of the year		604,687	604,687	448,291
Contributed surplus
Balance at the beginning and the end of year		1,004,094	1,004,094	1,004,094
Accumulated other reserves
Balance at the beginning of the year		454	228	200
Other comprehensive income (loss)		(39)	226	28
Balance at the end of the year		415	454	228
Retained earnings (deficit)
Balance at the beginning of the year		428,513	(13,631)	1,330
Profit (loss) for the period		656,414	475,537	(14,961)
Cash dividends	8	(638,928)	(33,393)	—
Balance at the end of the year		445,999	428,513	(13,631)
Total equity attributable to the shareholders of the Company		2,277,818	2,260,371	1,642,513
Non-controlling interest
Balance at the beginning and the end of the year		(472)	(472)	(472)
Total equity		2,277,346	2,259,899	1,642,041

See accompanying Notes that are an integral part of these Consolidated Financial Statements

Frontline plc
Notes to Consolidated Financial Statements

1.	GENERAL INFORMATION

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

The business, assets and liabilities of Frontline Ltd. and its subsidiaries prior to the Redomiciliation were the same as Frontline plc immediately after the Redomiciliation on a consolidated basis, as well as its fiscal year. In addition, the directors and executive officers of the Frontline plc immediately after the Redomiciliation were the same individuals who were directors and executive officers, respectively, of Frontline Ltd. immediately prior to the Redomiciliation.

Prior to the Redomiciliation, Frontline Ltd.’s ordinary shares were listed on the New York Stock Exchange (“NYSE”) and Oslo Stock Exchange (“OSE”) under the symbol “FRO”. Upon effectiveness of the Redomiciliation, the Company’s ordinary shares continue to be listed on the NYSE and OSE and commenced trading under the new name Frontline plc and the new CUSIP number M46528101 and the new ISIN CY0200352116 on the NYSE on January 3, 2023 and on the OSE on January 13, 2023. Frontline plc’s Legal Entity Identifier number was not affected by the Redomiciliation and remains the same.

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

As of December 31, 2023, the Company's fleet consisted of 76 owned vessels, with an aggregate capacity of approximately 15.9 million DWT (33 VLCCs, 25 Suezmax tankers and 18 LR2/Aframax tankers).

2.	SIGNIFICANT ACCOUNTING POLICIES

1. Basis of presentation
Our consolidated financial statements are prepared in accordance with IFRS® Accounting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The financial statements were approved by the Board of Directors on April 26, 2024, and authorized for issue.

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

Information about judgements and area where significant estimates have been made in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statement is included in the following notes:

•Note 12 - Depreciation: The cost of the vessels less estimated residual value is depreciated on a straight-line basis over the vessels' estimated remaining economic useful lives. The selection of an appropriate useful economic life requires significant estimation. In addition, residual value may vary due to changes in market prices on scrap. See policy 8.3. for further details.

Change in useful life of vessels
Historically the Company has applied a 25 year useful economic life to its vessels. The Company reviews estimated useful lives and residual values each year. Estimated useful lives may change due to changed end user requirements, costs related to maintenance and upgrades, technological development and competition as well as industry, environmental and legal requirements. Specifically, the Company has noted that many of our customers apply stringent vetting requirements to vessels to ensure that the most rigorous technical standards are adhered to in their value chain. As a result, many customers apply age criteria to the vessels they are willing to charter. In recent years, the Company has noted a two-tier market forming, with vessels under 20 years of age, or lower, favored by top tier charterers, and vessels over 20 years being considered candidates for recycling, or being utilized in markets other than the spot market in which we primarily compete. Furthermore, as a result of the increased focus on environmental factors for both owners and investors it is expected that the competitive age threshold for a vessel may decrease as costs to comply with upcoming regulations may increase moving forward. As of December 31, 2022, the Company revised the estimated useful life of its vessels from 25 years to 20 years as a result of its analysis of the aforementioned factors. This change in estimate was applied prospectively from January 1, 2023 and did not result in any restatement to the prior year consolidated financial statements.

•Note 12 - Vessel impairment: The carrying amounts of the Company's vessels may not represent their fair market value at any point in time since the market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical. When events and changes in circumstances indicate that the carrying amount of the asset or Cash Generating Unit ("CGU") might not be recovered, the Company performs an impairment test whereby the carrying amount of the asset or CGU is compared to its recoverable amount, which is the greater of its value in use, based on discounted cash flows, and its fair value less cost to sell. In developing estimates of future cash flows in order to assess value in use, the Company must make assumptions about future performance, with significant assumptions being related to charter rates, ship operating expenses, utilization, dry docking and other capital requirements, residual value, the estimated remaining useful lives of the vessels and the probability of lease terminations for right-of-use assets. These assumptions are based on historical trends as well as future expectations. See policy 10.2. for further details.

•Note 14 - Goodwill impairment: The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgment at many points during the analysis. Our future operating results may be affected by potential impairment charges related to goodwill. Events or circumstances may occur that could negatively impact our ordinary share price, including changes in our anticipated revenues and profits and our ability to execute on our strategies. See policy 10.2. for further details.

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

Further information about the assumptions made in measuring fair values is included in the following notes:

•Note 9 - Marketable securities
•Note 12 - Vessel impairment
•Note 14 - Goodwill impairment

•Note 19 - Financial instruments; and
•Note 21 - Share options

3. Principles of consolidation
The consolidated financial statements include the accounts for us and our wholly and majority owned subsidiaries. Intercompany accounts and transactions have been eliminated on consolidation. The results of acquired companies are included in our Consolidated Statement of Profit or Loss from the date of acquisition.

For investments in which we have significant influence over the operating and financial policies, the equity method of accounting is used. Accordingly, our share of the earnings and losses of these companies are included in the share of results of associated companies in the Consolidated Statements of Profit or Loss.

4. Foreign currency
Our functional currency is the U.S. dollar. Transactions in foreign currencies are translated to U.S. dollars at the foreign exchange rate applicable at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the end of the reporting period are translated to U.S. dollars at the foreign exchange rate applicable at that date. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Foreign exchange differences arising on translation are generally recognized in profit or loss.

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

Financial assets are initially measured at their transaction price including any transaction costs, except equity instruments designated as Fair Value through Profit or Loss ("FVTPL") or FVOCI, which are measured at fair value.

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

Debt issuance costs
Debt issuance costs, including debt arrangement fees, are capitalized and amortized using the effective interest method over the term of the relevant loan. Amortization of debt issuance costs is included in interest expense. If a loan is repaid early, any unamortized portion of the related debt issuance costs is expensed in the period in which the loan is repaid. Debt modifications are accounted for prospectively and any applicable new debt issuance costs are deferred and amortized together with the existing unamortized debt issuance costs as of the date of the modification. The Company has recorded debt issuance costs as a deduction from the carrying amount of debt.

5.3. Derivative financial instruments
The Company enters into interest rate swap transactions from time to time to hedge a portion of its exposure to floating interest rates. These transactions involve the conversion of floating rates into fixed rates for an agreed period without an exchange of underlying principal. The fair values of the interest rate swap contracts are recognized as assets or liabilities. None of the interest rate swaps qualify for hedge accounting. Changes in fair values of the interest rate swap contracts are recognized net of interest income or expense in profit or loss within Finance expense. Cash outflows and inflows resulting from the interest rate swap contracts are classified as cash flows from operations in the Consolidated Statement of Cash Flows to align with the classification of the underlying finance costs.

IFRS 9 applies to contracts to buy or sell a non-derivative non-financial item that can be settled net in cash or another financial instrument, or by exchanging financial instruments, as if the contracts were financial instruments, with the exception of contracts that were entered into and continue to be held for the purpose of the receipt or delivery of a non-financial item in accordance with the entity’s expected purchase, sale or usage requirements.

6. Cash and cash equivalents

Cash comprises cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Cash and cash equivalents that are restricted as to their use are classified separately in the Consolidated Statement of Financial Position, either as Restricted cash or another financial statement line item based on the nature of the balance. Cash and cash equivalents that are restricted as to their use for at least 12 months following the balance sheet date, and/or are non-current in nature are classified as non-current assets. Changes in restricted cash are classified and presented in the Consolidated Statement of Cash Flows based on the nature of the underlying transaction.

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

The cost of the vessels less estimated residual value is depreciated on a straight-line basis over the vessels' estimated remaining economic useful lives. Depreciation methods, useful lives and residual values are reviewed annually and adjusted prospectively, if appropriate. As explained in policy 2.2., as of December 31, 2022, the Company revised the estimated useful life of its vessels from 25 years to 20 years. This change in estimate was applied prospectively from January 1, 2023 and did not result in any restatement to the prior year consolidated financial statements. Other equipment, excluding vessel upgrades, is depreciated over its estimated remaining useful life, which approximates 5 years. The residual value for owned vessels is calculated by multiplying the lightweight tonnage of the vessel by the market price of scrap per ton.

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

10. Impairment

10.1 Loans, receivables and contract assets
The gross carrying amount of loans, receivables and contract assets is written off when the Company has no reasonable expectations of recovering the outstanding amount in its entirety or a portion thereof. The Company assesses allowances for its estimate of expected credit losses based on historical experience, other currently available evidence, and reasonable and supportable forecasts about the future, including the use of credit default ratings from third party providers of credit rating data. The Company assesses credit risk in relation to its receivables using a portfolio approach. The Company's main portfolio segments include (i) state-owned enterprises, (ii) oil majors, (iii) commodities traders and (iv) related parties and affiliated companies. In addition, the Company performs individual assessments for customers that do not share risk characteristics with other customers (for example a customer under bankruptcy or a customer with known disputes or collectability issues). The Company makes significant judgements and assumptions to estimate its expected losses.

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

The recoverable amount of an asset or CGU is the greater of its fair value less cost of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. Future cash flows are based on current market conditions, historical trends as well as future expectations.

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

The weighted average cost of capital ("WACC") used to calculate the value in use of our assets is calculated to reflect the industry-weighted average return on debt and equity using observable market data and approximates a pre-tax discount rate.

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

A CGU is impaired when its carrying amount exceeds its recoverable amount. In assessing whether the recoverable amount of a CGU to which goodwill has been allocated is less than its carrying amount, the Company assesses relevant events and circumstances, including (i) macroeconomic conditions; (ii) industry and market conditions; (iii) changes in cost factors that may impact earnings and cash flows; (iv) overall financial performance; (v) other entity specific events such as changes in management, strategy, customers or key personnel; (vi) other events and (vii) if applicable, changes in the Company's share price, both in absolute terms and relative to peers.

The recoverable amount of the Company's one group of CGUs is the higher of its fair value less cost of disposal and value in use. We estimate the fair value less cost of disposal of this group of CGUs based on the Company's market capitalization plus a control premium, as needed, excluding the fair value of financial instruments and other items that are not being tested for impairment. Control premium assumptions require judgment and actual results may differ from assumed or estimated amounts. The fair value measurement uses Level 1, Level 2 and Level 3 inputs from the fair value hierarchy. In assessing value in use, the estimated future cash flows are discounted to present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the Company. Future cash flows are based on current market conditions, historical trends as well as future expectations.

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

The non-lease component of voyage charters (and other contracts) are accounted for under the provisions of IFRS 15 Revenue from Contracts with Customers. The Company has determined that its voyage charter contracts that qualify for accounting under IFRS 15 consist of a single performance obligation of transporting the cargo within a specified time period. Therefore, the performance obligation is met evenly as the voyage progresses, and the voyage revenue and expenses are recognized on a straight-line basis over the voyage days from the commencement of loading to completion of discharge. Contract assets with regards to voyage revenues are reported as "Voyages in progress" as the performance obligation is satisfied over time. Voyage revenues typically become billable and due for payment on completion of the voyage and discharge of the cargo, at which point the receivable is recognized within "Trade and other receivables".

Voyage charters contain a lease component if the contract (i) specifies a specific vessel asset; and (ii) has terms that allow the charterer to exercise substantive decision-making rights, which have an economic value to the charterer and therefore allow the charterer to direct how and for what purpose the vessel is used. The lease component of voyage charter contracts are accounted for under IFRS 16 Leases which results in revenue recognition consistent with the non-lease component accounted for under IFRS 15.

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

11.2. Time charters

In a time charter voyage, the vessel is hired by the charterer for a specified period of time in exchange for consideration which is based on a daily hire rate. Generally, the charterer has the discretion over the ports visited, shipping routes and vessel speed. The contract/charter party generally provides typical warranties regarding the speed and performance of the vessel. The charter party generally has some owner protective restrictions such that the vessel is sent only to safe ports by the charterer and carries only lawful or non-hazardous cargo. In a time charter contract, we are responsible for all the costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubes. The charterer bears the voyage related costs such as bunker expenses, port charges, and canal tolls during the hire period. The performance obligations in a time charter contract are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to us. The charterer generally pays the charter hire in advance of the upcoming contract period. The lease component of time charter contracts are accounted for under IFRS 16 Leases and revenues are recorded over the term of the charter as a service is provided. The non-lease component of time charter contracts are accounted for under IFRS 15 which results in revenue recognition consistent with the lease component accounted for under IFRS 16. When a time charter contract is linked to an index, we recognize revenue for the applicable period based on the actual index for that period.

11.3. Administrative income
Administrative income primarily comprises income earned from the commercial and technical management of vessels and newbuilding supervision fees derived from related parties, affiliated companies and third parties. Administrative income is recognized over time as the services are provided and performance obligations are met.

12. Other operating income
Other operating income relates to (i) gains on the sale of vessels, which are recognized when the vessel has been delivered and substantially all risks have been transferred and are determined by comparing the proceeds received with the carrying value of the vessel, (ii) gains on settlements of insurance and legal claims, which are recognized when an inflow of economic benefit is virtually certain, (iii) gains and losses on the termination of leases before the expiration of the lease term, which are accounted for by derecognizing the carrying value of the right-of-use asset and lease obligation, with a gain or loss recognized for the difference. Gains and losses on the termination of leases are accounted for when the lease is terminated and the vessel is redelivered to the owners, and (iv) gains and losses from pooling and other revenue sharing arrangements where the Company is considered the principal under the charter parties and records voyage revenues and costs gross, with the adjustments required as a result of the revenue sharing arrangement being recognized as other operating gains or losses.

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

After lease commencement, the Company measures the right-of-use asset at cost less accumulated depreciation and accumulated impairment. The right-of-use asset is subsequently depreciated using the straight-line method. In addition, the right-of-use asset is reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

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

16. New standards and interpretations
During the current financial period, the Company has adopted all relevant new and revised Standards and Interpretations that were issued by the IASB and the International Financial Reporting Interpretations Committee (IFRIC) of the IASB. The following new Standards, Interpretations and Amendments issued by the IASB and the IFRIC are effective for the current financial year end:
•IAS 8 Accounting policies, Changes in Accounting Estimates and Errors - Amendments regarding the definition of accounting estimates.
•IAS 1 Presentation of Financial Statements – Amendments regarding the disclosure of accounting policies and IFRS Practice Statement 2.

The adoption of these new standards, interpretations and amendments had no material effect on the financial statements.

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

•What is meant by a right to defer settlement
•That a right to defer must exist at the end of the reporting period
•That classification is unaffected by the likelihood that an entity will exercise its deferral right
•That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification

The amendments are effective for annual reporting periods beginning on or after January 1, 2024 and must be applied retrospectively. The Company is currently assessing the impact of the amendments, however, the adoption is not expected to have a material impact on its consolidated financial statements.

The Company has not applied or early adopted any new IFRS requirements that are not yet effective as per December 31, 2023.

3.	SEGMENT INFORMATION

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

No customers in the years ended December 31, 2023, 2022 or 2021 individually accounted for 10% or more of the Company's consolidated operating revenues.

4.	REVENUE AND OTHER OPERATING INCOME

The lease and non-lease components of our revenues in the year ended December 31, 2023 were as follows:

(in thousands of $)	Lease	Non-lease	Total
Voyage charter revenues	982,818	740,399	1,723,217
Time charter revenues	49,870	13,901	63,771
Administrative income	—	15,196	15,196
Total revenues	1,032,688	769,496	1,802,184

The lease and non-lease components of our revenues in the year ended December 31, 2022 were as follows:

(in thousands of $)	Lease	Non-lease	Total
Voyage charter revenues	601,057	744,907	1,345,964
Time charter revenues	45,515	26,276	71,791
Administrative income	—	12,453	12,453
Total revenues	646,572	783,636	1,430,208

The lease and non-lease components of our revenues in the year ended December 31, 2021 were as follows:

(in thousands of $)	Lease	Non-lease	Total
Voyage charter revenues	166,014	497,981	663,995
Time charter revenues	49,785	21,451	71,236
Administrative income	—	14,150	14,150
Total revenues	215,799	533,582	749,381

Certain voyage expenses are capitalized between the previous discharge port, or contract date if later, and the next load port and amortized between load port and discharge port. $6.2 million of contract costs were capitalized in the year ended December 31, 2023 (2022: $5.3 million) as Other current assets, of which $2.7 million was amortized up to December 31, 2023 (2022: $2.5 million), leaving a remaining balance of $3.5 million as of December 31, 2023 (2022: $2.9 million). $2.9 million of contract assets were amortized in the year ended December 31, 2023 in relation to voyages in progress as of December 31, 2022. No impairment losses were recognized in the years ended December 31, 2023, 2022 and 2021.

Administrative income primarily comprises the income earned from the technical and commercial management of vessels and newbuilding supervision fees from related parties, affiliated companies and third parties.

Assets from contracts with customers (excluding amounts in relation to lease components) as of December 31, 2023 and 2022 are presented within the statements of financial position as follows:

(in thousands of $)	2023	2022
Voyages in progress	46,994	60,620
Trade accounts receivable	48,136	67,397
Related party receivables	14,591	9,913
Other current assets	3,503	2,896
Total	113,224	140,826

Other operating income in the years ended December 31, 2023, 2022 and 2021 was as follows:

(in thousands of $)	2023	2022	2021
Gain on settlement of claims	397	3,998	—
Other gains	41	18	519
Gain on sale of vessels	21,959	4,596	3,226
Loss on termination of leased vessels	—	(431)	—
Gain (loss) on pool arrangements	1,683	(141)	315
Total	24,080	8,040	4,060

In the year ended December 31, 2023, the Company recorded an arbitration award of $0.4 million (2022: $2.5 million) in relation to the failed sale of Dewi Maeswara. In the year ended December 31, 2022, the Company also recorded a $1.5 million gain on the settlement of insurance claims for Front Altair.

In November 2021, the Company announced that it had entered into an agreement to sell four of its scrubber-fitted LR2 tankers for an aggregate sales price of $160.0 million to SFL Tanker Holding Ltd., a company related to Hemen, its largest shareholder. Two vessels were delivered to the new owners in December 2021 and the remaining two vessels were delivered to the new owners in January 2022. After repayment of debt on the vessels, the transaction generated total net cash proceeds of $68.6 million, with net cash proceeds of $35.1 million recorded in the year ended December 31, 2022. The Company recorded a gain on sale in relation to the two vessels delivered to the new owners in December 2021 of $3.2 million in the year ended December 31, 2021 and a gain of $4.6 million in the year ended December 31, 2022 in relation to the two vessels delivered to the new owners in January 2022.

In January 2023, the Company sold the 2009-built VLCC, Front Eminence, and the 2009-built Suezmax tanker, Front Balder, for gross proceeds of $61.0 million and $39.5 million, respectively. The vessels were delivered to new owners in January and February 2023, respectively. After repayment of existing debt on the vessels, the transactions generated net cash proceeds of $63.6 million, and the Company recorded a gain on sale of $9.9 million and $2.8 million, respectively, in the year ended December 31, 2023.

In May 2023, the Company sold the 2010-built Suezmax tanker, Front Njord, for gross proceeds of $44.5 million. The vessel was delivered to the new owner in June 2023. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of $28.2 million, and the Company recorded a gain on sale of $9.3 million in the year ended December 31, 2023.

In April 2022, the Company announced that its subsidiary Frontline Shipping Limited had agreed with SFL, an affiliated company, to terminate the long-term charters for the 2004-built VLCCs, Front Force and Front Energy, upon the sale and delivery of the vessels by SFL to an unrelated third party. The Company recognized a non-cash reduction in lease obligations of $46.6 million in the year ended December 31, 2022 in respect of these vessels. The Company agreed to a total compensation payment to SFL of $4.5 million for the termination of the current charters. The charters terminated and the vessels were delivered to the new owners in April 2022. The Company recorded a loss on termination of $0.4 million in the year ended December 31, 2022.

In the year ended December 31, 2023, the Company recorded income of $1.7 million (2022: loss of $0.1 million, 2021: income of $0.3 million) related to the pooling arrangement with SFL between two of its Suezmax tankers Front Odin and Front Njord and two SFL vessels Glorycrown and Everbright. As of December 31, 2023, Front Njord, Glorycrown and Everbright have been sold and delivered to their respective new owners resulting in the termination of the pooling arrangement.

5.	OPERATING EXPENSES

Voyage expenses and commissions

(in thousands of $)	2023		2022	2021
Commissions	62,764	—	46,029	22,239
Bunkers	390,658	—	416,830	237,166
Other voyage related expenses	165,173	—	142,685	133,292
	618,595		605,544	392,697

For vessels operated in the spot market, voyage expenses are paid by the shipowner while voyage expenses for vessels under a time charter contract, are paid by the charterer. No inventory write-downs were recognized as an expense in the years ended December 31, 2023, 2022 and 2021.

The majority of other voyage expenses are port costs, agency fees and agent fees paid to operate the vessels on the spot market. Port costs vary depending on the number of spot voyages performed, number and type of ports.

Ship operating expenses

(in thousands of $)	2023	2022	2021
Technical management expenses	62,207	66,238	56,007
Crew costs	99,809	96,283	96,915
Insurances	14,517	12,643	11,324
	176,533	175,164	164,246

Ship operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, lubricating oils and insurances. The technical management of our vessels is provided by third-party ship management companies.

Administrative expenses

(in thousands of $)	2023	2022	2021
Total compensation to employees and directors	29,894	22,442	13,325
Office and administrative expenses	15,573	12,105	10,544
Audit, legal and consultancy	8,061	12,827	2,555
	53,528	47,374	26,424

Total compensation to employees and directors:

(in thousands of $)	2023	2022	2021
Directors fees	511	465	329
Wages and salaries	14,838	15,247	9,504
Stock option expense	11,247	4,700	153
Social security costs	2,001	1,130	1,751
Pension costs	1,040	772	1,401
Other staff related costs	257	128	187
	29,894	22,442	13,325

The average number of employees employed by the Company and its subsidiaries in the year ended December 31, 2023 was 83 (2022: 79, 2021: 82).

6.	NET FINANCE EXPENSE

(in thousands of $)	2023	2022	2021
Interest income	16,496	1,463	121
Foreign exchange gains	1,569	16	—
Finance income	18,065	1,479	121
Interest expense on financial liabilities measured at amortized cost	178,498	97,775	57,538
Interest leasing	—	937	3,968
Gain on interest rate swaps	(8,039)	(53,623)	(17,509)
Foreign exchange losses	335	—	116
Other financial expenses	542	241	131
Finance expense	171,336	45,330	44,244
Net finance expense	(153,271)	(43,851)	(44,123)

7.	INCOME TAXES

Certain of the Company's subsidiaries are tax resident in Cyprus, Singapore, China, Norway and the United Kingdom and are subject to income tax in their respective jurisdictions. Such taxes are not material to our consolidated financial statements and related disclosures for the years ended December 31, 2023, 2022 and 2021.

Cyprus
Under the provisions of Cyprus tax laws, such income shall be included in the estimation of taxable income to be taxed at the rate of 12.5%.

In line with the Cypriot tonnage tax system, the Company pays tax calculated on the basis of the net tonnage of the qualifying vessels the Company owns, charters or manages. The option for tonnage tax is valid for ten years. Tonnage tax payable in relation to our vessel owning subsidiaries are recorded as ship operating expenses in the Consolidated Statements of Profit or Loss.

On October 3, 2023, the Cyprus Ministry of Finance initiated a public consultation to incorporate the EU Directive, aimed at establishing a global minimum tax level for multinational and large-scale domestic enterprise groups, into national legislation. This EU Directive, originating from the OECD/G20 BEPS Pillar Two Model Rules on December 14, 2022, seeks to ensure fair taxation practices internationally. Following the completion of the consultation phase on October 31, 2023, the proposed legislation has been forwarded to the Cyprus House of Parliament for approval and as of December 31, 2023 and the date of these financial statements the legislation has not been approved. The anticipated ratification of the bill in 2024 will see its provisions become retroactively effective from January 1, 2024 and it will be applicable to the Company. Management is currently evaluating the potential implications of the draft bill on the Company's operations and financial statements.

United States
For the three years ended December 31, 2023, the Company did not accrue U.S. income taxes as the Company is not engaged in a U.S. trade or business and is exempted from a gross basis tax under Section 883 of the U.S. Internal Revenue Code.

Under Section 863(c)(2)(A) of the Internal Revenue Code, 50% of all transportation revenue attributable to transportation which begins or ends in the United States shall be treated as from sources within the United States where no Section 883 exemption is available. Such revenue is subject to 4% tax. No revenue tax has been recorded in voyage expenses and commissions in the year ended December 31, 2023 (2022: nil, 2021: nil).

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

8.	EARNINGS PER SHARE

Basic earnings per share is computed based on the income available to ordinary shareholders and the weighted average number of shares outstanding. Diluted earnings per share includes the effect of the assumed conversion of potentially dilutive instruments, for which there was no impact in the years ended December 31, 2023 and 2022 as there were no potentially dilutive stock options in the periods. The impact of stock options using the treasury stock method was anti-dilutive in the year ended December 31, 2021 as the Company recorded a net loss and the exercise price was higher than the average share price in the period; therefore 58,000 potentially dilutive stock options were excluded from the calculation in 2021.

The weighted average number of shares outstanding for the purpose of calculating basic and diluted earnings per share for the year ended December 31, 2022 of 214,011,000 includes the impact of the 19,091,910 shares issued to Hemen for no cash consideration in connection with the Euronav NV ("Euronav") share acquisition. Refer to Note 9 for further details.

The components of the numerator and the denominator in the calculation of basic and diluted earnings per share are as follows:

(in thousands of $)	2023	2022	2021
Profit (loss) for the period	656,414	475,537	(14,961)
(in thousands)
Weighted average number of basic and diluted shares	222,623	214,011	198,965

Cash dividends paid per share	$2.87	$0.15	—

9.	MARKETABLE SECURITIES

Marketable securities held by the Company are listed equity securities. In the year ended December 31, 2023, the Company received dividends of $36.9 million (2022: $1.6 million, 2021: $0.5 million) from its investments in marketable securities.

Movements in marketable securities for the years ended December 31, 2023, 2022 and 2021 are as follows:

(in thousands of $)	2023	2022	2021
Balance at the beginning of the year	236,281	2,435	8,475
Marketable securities acquired	—	167,709	357
Proceeds from sale of marketable securities	(251,839)	—	(14,074)
Gain on marketable securities sold during the year	18,994	—	7,881
Unrealized gain (loss) on marketable securities held at the end of the year	3,996	66,137	(204)
Balance at the end of the year	7,432	236,281	2,435

Avance Gas
As of December 31, 2023, 2022 and 2021, the Company held 442,384 shares in Avance Gas. In the year ended December 31, 2023, the Company recognized an unrealized gain of $3.8 million (2022: gain of $0.9 million, 2021: loss of $0.4 million) in relation to these shares.

SFL
As of December 31, 2023, 2022 and 2021, the Company held 73,165 shares in SFL. In the year ended December 31, 2023, the Company recognized an unrealized gain of $0.1 million (2022: gain of $0.1 million, 2021: gain of $0.1 million) in relation to these shares.

Golden Ocean
As of December 31, 2023, 2022 and 2021, the Company held 10,299 shares in Golden Ocean. In the year ended December 31, 2023, the Company recognized an unrealized gain of $0.01 million (2022: loss of $0.01 million, 2021: gain of $0.1 million) in relation to these shares.

In the year ended December 31, 2021, the Company purchased 55,959 Golden Ocean shares for $0.4 million and sold these shares for proceeds of $0.7 million. In the year ended December 31, 2021, the Company also sold 1.3 million shares in Golden Ocean for proceeds of $13.4 million and recognized a gain on marketable securities sold of $7.9 million.

Euronav

Share acquisition in the year ended December 31, 2022

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

Share sale in the year ended December 31, 2023

On October 9, 2023, in connection with the Acquisition (as defined in Note 12), Frontline and Famatown Finance Limited, a company related to Hemen agreed to sell all their shares in Euronav (57,479,744 shares, representing in aggregate 26.12% of Euronav’s issued shares) to Compagnie Maritime Belge NV ("CMB") at a price of $18.43 per share (the “Share Sale”).

In November 2023, all conditions precedent to the Share Sale, including approval of the inter-conditionality of the Share Sale and the Acquisition by the Euronav shareholders and receipt of anti-trust approvals, were fulfilled. The Share Sale closed in November 2023 at which time Frontline sold its 13,664,613 shares in Euronav to CMB for $251.8 million. The proceeds from the Share Sale have been used to partly finance the Acquisition.

In the year ended December 31, 2023, the Company recognized a gain on marketable securities in relation to the Euronav shares of $19.0 million.

10.	TRADE AND OTHER RECEIVABLES

(in thousands of $)	December 31, 2023	December 31, 2022
Receivables from contracts with customers	48,294	67,397
Lease receivables	64,441	55,608
Other receivables	11,912	16,462
	124,647	139,467

Trade and other receivables are presented net of allowances for doubtful accounts of $4.3 million as of December 31, 2023 (2022: $4.4 million).

11.	NEWBUILDINGS

Movements in the two years ended December 31, 2023 are as follows:

(in thousands of $)
Balance at December 31, 2021	130,633
Installments and other costs paid and payable	299,963
Transfer to Vessels and equipment	(386,241)
Capitalized borrowing costs	3,636
Balance at December 31, 2022	47,991
Installments and other costs paid and payable	145,753
Transfer to Vessels and equipment	(193,878)
Capitalized borrowing costs	134
Balance at December 31, 2023	—

The newbuildings delivered in the two years ended December 31, 2023 are as follows:

Vessel name	Vessel type	Date of delivery

Front Orkla	VLCC	January 2023
Front Tyne	VLCC	January 2023

Front Gaula	VLCC	October 2022
Front Tana	VLCC	August 2022
Front Tweed	VLCC	June 2022
Front Alta	VLCC	April 2022

As of December 31, 2022, the Company’s newbuilding program consisted of two VLCCs, which were delivered in January 2023. Refer to Note 12 for impairment considerations.

As of December 31, 2023, there are no remaining vessels in the Company’s newbuilding program and there are no remaining commitments.

12.	VESSELS AND EQUIPMENT

Movements in the three years ended December 31, 2023 are as follows:

(in thousands of $)	Vessels and equipment	Dry dock component	Net Carrying Value
Cost
As of December 31, 2022	4,390,718	126,437	4,517,155
Additions	1,113,143	26,114	1,139,257
Transfers from newbuildings	191,132	2,746	193,878
Disposals	(230,194)	(7,642)	(237,836)
As of December 31, 2023	5,464,799	147,655	5,612,454

Accumulated depreciation
As of December 31, 2022	(790,346)	(76,157)	(866,503)
Charge for the period	(212,088)	(17,982)	(230,070)
Disposals	111,516	5,772	117,288
As of December 31, 2023	(890,918)	(88,367)	(979,285)

Net book value as of December 31, 2023	4,573,881	59,288	4,633,169

Cost
As of December 31, 2021	4,089,351	107,616	4,196,967
Additions	16,483	17,850	34,333
Transfers from newbuildings	380,859	5,382	386,241
Disposals	(95,975)	(4,411)	(100,386)
As of December 31, 2022	4,390,718	126,437	4,517,155

Accumulated depreciation
As of December 31, 2021	(666,860)	(62,807)	(729,667)
Charge for the period	(145,623)	(16,324)	(161,947)
Disposals	22,137	2,974	25,111
As of December 31, 2022	(790,346)	(76,157)	(866,503)

Net book value as of December 31, 2022	3,600,372	50,280	3,650,652

Cost
As of January 1, 2021	3,805,768	94,396	3,900,164
Additions	189,193	12,740	201,933
Transfers from newbuildings	189,035	5,127	194,162
Disposals	(94,645)	(4,647)	(99,292)
As of December 31, 2021	4,089,351	107,616	4,196,967

Accumulated depreciation
As of January 1, 2021	(550,082)	(49,626)	(599,708)
Charge for the period	(136,482)	(15,995)	(152,477)
Disposals	19,704	2,814	22,518
As of December 31, 2021	(666,860)	(62,807)	(729,667)

Euronav VLCC Acquisition

On October 9, 2023, Frontline entered into a Framework Agreement (the “Framework Agreement”) with Euronav. Pursuant to the Framework Agreement, the Company agreed to purchase 24 VLCCs with an average age of 5.3 years, for an aggregate purchase price of $2,350.0 million from Euronav (the "Acquisition").

All of the agreements relating to the Acquisition came into effect in November 2023. In December 2023, the Company took delivery of 11 of the vessels for consideration of $1,112.2 million. The Company had a commitment of $890.0 million for the remaining 13 vessels to be delivered excluding $347.8 million of prepaid consideration as of December 31, 2023. The Company took delivery of the 13 remaining vessels in the first quarter of 2024.

In the year ended December 31, 2023, the Company also;

•completed the installation of EGCS on two vessels;
•took delivery of two VLCCs newbuildings, Front Orkla and Front Tyne;
•sold one VLCC, Front Eminence, and two Suezmax tankers, Front Balder and Front Njord; and
•performed dry docks on 10 vessels.

In the year ended December 31, 2022, the Company;

•completed the installation of EGCS on eight vessels;
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
•took delivery of two VLCCs, Front Driva and Front Nausta;
•took delivery of four LR2 newbuildings, Front Favour, Front Feature, Front Fusion and Front Future;
•sold two LR2 tankers, Front Puma and Front Tiger; and
•performed dry docks on 11 vessels.

Impairment

As of December 31, 2021
To determine whether detailed impairment testing was required for our owned vessels, including newbuildings, as of December 31, 2021, the Company assessed whether there was any indication that our vessels may be impaired as of this date by considering internal and external indicators. Based on this assessment, we observed that the estimated market values received from independent ship brokers were less than the carrying amount of the majority of our vessels. This was considered to be an impairment indicator and as such, the recoverable amounts of all our vessels was estimated based on the value in use calculation using cash flow projections. The estimated recoverable amount of all our vessels were significantly higher than the carrying amounts and no impairment loss was recognized in the year ended December 31, 2021.

As of December 31, 2022
To determine whether it was necessary to re-estimate the recoverable amounts of our owned vessels, including newbuildings, as of December 31, 2022, the Company assessed whether any events had occurred that would eliminate the difference calculated between the carrying amounts and recoverable amounts as of December 31, 2021. Based on this assessment, we observed that the estimated market values received from independent ship brokers had increased significantly during the period for all our vessels and actual and forecasted TCE rates and operating results had also improved significantly. Furthermore, the estimated recoverable amounts of all our vessels as of December 31, 2021 were not sensitive to possible impairment indicators, including the change in useful life of our vessels from 25 to 20 years as of January 1, 2023. Accordingly, we did not re-estimate our vessel's recoverable amounts as of December 31, 2022 and no impairment loss was recognized in the year ended December 31, 2022.

As of December 31, 2023

We did not identify any events or changes in circumstances indicating that the carrying amounts of our owned vessels might not be recovered as of December 31, 2023. Based on our assessment, we observed that the estimated market values received from independent ship brokers had increased since December 31, 2022 for all our vessels. We have not observed negative developments in forecasted market TCE rates and operating results have also improved significantly during the period. Furthermore, the Company's market capitalization was significantly higher than the carrying amount of its net assets as of December 31, 2023. Accordingly, no impairment loss was recognized in the year ended December 31, 2023.

13.	RIGHT OF USE ASSETS

Movements in the three years ended December 31, 2023 are as follows:

(in thousands of $)	Offices	Vessels	Total
Cost
As of December 31, 2022 and 2023	11,395	—	11,395

Accumulated depreciation
As of December 31, 2022	(8,287)	—	(8,287)
Depreciation charge for the period	(906)	—	(906)
Translation differences	34	—	34
As of December 31, 2023	(9,159)	—	(9,159)

Net book value as of December 31, 2023	2,236	—	2,236

Cost
As of December 31, 2021	11,719	103,888	115,607
Additions	159	—	159
Lease terminations	—	(103,888)	(103,888)
Disposals	(483)	—	(483)
As of December 31, 2022	11,395	—	11,395

Accumulated depreciation
As of December 31, 2021	(7,805)	(59,008)	(66,813)
Depreciation charge for the period	(926)	(2,297)	(3,223)
Lease terminations	—	61,305	61,305
Disposals	483	—	483
Translation differences	(39)	—	(39)
As of December 31, 2022	(8,287)	—	(8,287)

Net book value as of December 31, 2022	3,108	—	3,108

Cost
As of January 1, 2021	11,719	113,329	125,048
Lease terminations	—	(9,441)	(9,441)
As of December 31, 2021	11,719	103,888	115,607

Accumulated depreciation
As of January 1, 2021	(5,916)	(57,188)	(63,104)
Depreciation charge for the period	(1,467)	(11,261)	(12,728)
Lease terminations	—	9,441	9,441
Translation differences	(422)	—	(422)
As of December 31, 2021	(7,805)	(59,008)	(66,813)

As of December 31, 2021 and January 1, 2021, the Company leased in two vessels from SFL, an affiliated company, on time charters that were classified as leases, the 2004-built VLCCs Front Force and Front Energy. In April 2022, the Company announced that its subsidiary Frontline Shipping Limited had agreed with SFL to terminate the long-term charters for these vessels upon the sale and delivery of the vessels by SFL to an unrelated third party.

As of January 1, 2021, the Company leased in two vessels from a third party on time charters that were classified as leases which were terminated in the year end December 31, 2021 when the vessels were redelivered to the owners.

The right-of-use assets for offices relate to lease agreements for office space.

For further details on the Company's leases see Note 18.

14.	GOODWILL

(in thousands of $)	Goodwill	Accumulated impairment losses	Net Carrying Value
Balance as of December 31, 2023, 2022 and 2021	225,273	(112,821)	112,452

Impairment

For impairment testing purposes, goodwill was allocated to one group of CGUs, the Company.

As of December 31, 2021
The recoverable amount of the Company was determined based on its fair value, less cost of disposal, estimated using its market capitalization plus a control premium as a basis. The Company's market capitalization as of December 31, 2021 was $1,439.0 million (based on a share price of $7.07) compared to its carrying value of net assets of approximately $1,642.0 million. The Company reviewed merger transactions in North America with values of over $25.0 million in the 12 months ended December 31, 2021, global deals between public companies of more than $100.0 million in the last 3 years and global marine transport sector transactions of more than $100.0 million in the last 5 years and observed average control premiums (based on the one month average share price before the bid) of between 29.3% to 32.2%. Using 30.7% as the average of the range as of December 31, 2021,the fair value of the Company was calculated as $1,880.7 million. The excess of the fair value of the Company over its carrying value of net assets was such that the Company concluded that there was no requirement for an impairment in the year ended December 31, 2021.

As of December 31, 2022
The recoverable amount of the Company was determined based on its fair value, less cost of disposal, estimated using its market capitalization as a basis. The Company's market capitalization as of December 31, 2022 was $2,702.6 million (based on a share price of $12.14) compared to its carrying value of net assets of approximately $2,259.9 million. The excess of the fair value of the Company over its carrying value of net assets was such that the Company concluded that there was no requirement for an impairment in the year ended December 31, 2022.

If our ordinary share price declines this could result in an impairment of some or all of the $112.5 million of goodwill. In the absence of a control premium, a share price of $9.65 per share as of December 31, 2022 would have resulted in an impairment of the full carrying value of goodwill.

As of December 31, 2023
The recoverable amount of the Company was determined based on its fair value, less cost of disposal, estimated using its market capitalization as a basis. The Company's market capitalization as of December 31, 2023 was $4,463.6 million (based on a share price of $20.05) compared to its carrying value of net assets of approximately $2,277.3 million. The excess of the fair value of the Company over its carrying value of net assets was such that the Company concluded that there was no requirement for an impairment in the year ended December 31, 2023.

If our ordinary share price declines this could result in an impairment of some or all of the $112.5 million of goodwill. In the absence of a control premium, a share price of $9.72 per share as of December 31, 2023 would have resulted in an impairment of the full carrying value of goodwill.

15.	INVESTMENT IN ASSOCIATED COMPANIES

FMS Holdco

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

The carrying value of the investment as of December 31, 2023 was $2.1 million (2022: $1.5 million). In the year ended December 31, 2023, a share of profits of Clean Marine AS of $0.6 million (2022: share of losses of $0.6 million, 2021: nil) was recognized.

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

The carrying value of the investment as of December 31, 2023 was $10.3 million (2022: $14.8 million). In the year ended December 31, 2023, a share of profits of TFG Marine of $2.8 million (2022: $14.8 million, 2021: share of losses of $0.7 million) was recognized. In the year ended December 31, 2023, the Company also received $1.4 million in loan repayments which reduced the loan receivable to nil and a dividend of $7.3 million from TFG Marine which was recognized as a reduction in the carrying value of the investment.

16.	TRADE AND OTHER PAYABLES

(in thousands of $)	December 31, 2023	December 31, 2022
Trade payables	7,801	7,994
Accrued voyage expenses	43,766	38,617
Accrued ship operating expenses	17,687	16,252
Accrued administrative expenses	11,057	9,359
Other	17,921	9,311
Total current trade and other payables	98,232	81,533

Total other non-current payables	472	2,053

17.	INTEREST BEARING LOANS AND BORROWINGS

Outstanding debt as of December 31, 2023 and December 31, 2022 was as follows:

(in thousands of $)	December 31, 2023	December 31, 2022
U.S. dollar denominated floating rate debt
$252.4 million term loan facility	174,125	242,908
$34.8 million term loan facility	16,370	34,814
$250.7 million term loan facility	119,088	129,912
$100.8 million term loan facility	77,725	85,399
$328.4 million term loan facility	169,705	184,981
$321.6 million term loan facility	165,203	184,183
$129.4 million term loan facility	124,415	84,469
$104.0 million term loan facility	92,422	100,141
$110.5 million term loan facility	—	96,125
$60.6 million term loan facility	60,600	—
$63.5 million term loan facility	63,450	—
$544.0 million lease financing	429,352	459,918
$42.9 million term loan facility	34,559	36,942
$62.5 million term loan facility	50,347	53,820
$133.7 million term loan facility	115,502	123,367
$58.5 million term loan facility	52,000	55,250
$58.5 million term loan facility	52,000	55,250
$130.0 million term loan facility	121,062	127,562
$65.0 million term loan facility	61,750	65,000
$65.0 million term loan facility	60,937	64,187
$65.0 million term loan facility	62,292	—
$65.0 million term loan facility	62,562	—
$1,410.0 million term loan facility	891,324	—
$539.9 million Shareholder loan facility	235,000	—
Total U.S. dollar denominated floating rate debt	3,291,790	2,184,228
U.S. dollar denominated fixed rate debt
$275.0 million revolving credit facility	175,000	209,700
Total U.S. dollar denominated fixed rate debt	175,000	209,700
Debt issuance costs	(42,720)	(23,113)
Accrued finance expense	32,393	19,499
Total debt	3,456,463	2,390,314
Short-term debt and current portion of long-term debt	261,999	277,854
Long-term portion of debt	3,194,464	2,112,460

Proceeds and repayments of debt in the year ended December 31, 2023 are summarized as follows:

(in thousands of $)	December 31, 2022	Proceeds	Repayments	December 31, 2023
Total U.S. dollar denominated floating rate debt	2,184,228	1,509,749	(402,187)	3,291,790
Total U.S. dollar denominated fixed rate debt	209,700	99,700	(134,400)	175,000
Debt issuance costs	(23,113)			(42,720)
Accrued finance expense	19,499			32,393
Total debt	2,390,314	1,609,449	(536,587)	3,456,463

Proceeds and repayments of debt in the year ended December 31, 2022 are summarized as follows:

(in thousands of $)	December 31, 2021	Proceeds	Repayments	December 31, 2022
Total U.S. dollar denominated floating rate debt	2,130,814	651,248	(597,834)	2,184,228
Total U.S. dollar denominated fixed rate debt	209,700	—	—	209,700
Debt issuance costs	(24,318)			(23,113)
Accrued finance expense	9,379			19,499
Total debt	2,325,575	651,248	(597,834)	2,390,314

Proceeds and repayments of debt in the year ended December 31, 2021 are summarized as follows:

(in thousands of $)	January 1, 2021	Proceeds	Repayments	Other	December 31, 2021
Total U.S. dollar denominated floating rate debt	2,089,931	250,687	(209,804)	—	2,130,814
Total U.S. dollar denominated fixed rate debt	60,000	149,700	—	—	209,700
Secured borrowings	6,251	3,481	(9,717)	(15)	—
Debt issuance costs	(20,176)				(24,318)
Accrued finance expense	7,805				9,379
Total debt	2,143,811	403,868	(219,521)	(15)	2,325,575

A summary of the Company's interest bearing loans and borrowings as of December 31, 2023 is as follows:

$252.4 million term loan facility
In July 2022, the Company entered into a senior secured term loan facility with a number of banks in an amount of up to $252.4 million to refinance the original $328.6 million loan facility maturing in February 2023. The new facility matures in September 2027, carries an interest rate of SOFR plus a margin of 180 basis points and has an amortization profile of 18 years commencing on the delivery date from the yard. In August 2022, the Company drew down $252.4 million and repaid the outstanding balance of the original facility of $262.0 million. The facility is fully drawn down as of December 31, 2023.

$34.8 million term loan facility
In October 2022, the Company entered into a senior secured term loan facility in an amount of up to $34.8 million to refinance the original $50.0 million loan facility maturing in March 2023. The new facility matures in December 2027, carries an interest rate of SOFR plus a margin of 180 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. In November 2022, the Company drew down $34.8 million and repaid the outstanding balance of the original facility of $35.9 million. The facility is fully drawn down as of December 31, 2023.

$250.7 million term loan facility
In November 2020, the Company entered into a senior secured term loan facility with a number of banks in an amount of up to $250.7 million. The facility matures in May 2025, carries an interest rate of SOFR plus Credit Adjustment Spread (“CAS”) (as a result of the rate reform transition discussed below) plus a margin of 190 basis points and has an amortization profile of 18 years commencing on the delivery date from the yard. In November 2020, the Company drew down $250.7 million. In the year ended December 31, 2021, the sale of two LR2 tankers resulted in a prepayment of $46.5 million under the facility. The facility is fully drawn down as of December 31, 2023.

In March 2024, the Company entered into a senior secured term loan facility in an amount of up to $219.6 million with a syndicate of banks to refinance six LR2 tankers currently financed under the existing $250.7 million facility. The new facility has a tenor of five years, carries an interest rate of SOFR plus a margin of 180 basis points and has an amortization profile of 18 years commencing on the delivery date from the yard. The refinancing generated net cash proceeds of approximately $101.0 million.

$100.8 million term loan facility
In November 2020, the Company entered into a senior secured term loan facility with ING and Credit Suisse in an amount of up to $100.8 million. The facility matures in November 2025, carries an interest rate of SOFR plus CAS (as a result of the rate reform transition discussed below) plus a margin of 190 basis points and has an amortization profile of 17 years commencing on the delivery date from the yard. In November 2020, the Company drew down $100.8 million. The facility is fully drawn down as of December 31, 2023.

$328.4 million term loan facility
In August 2016, the Company signed a senior secured term loan facility in an amount of up to $328.4 million with China Exim Bank. The facility matures in 2029, carries an interest rate of SOFR plus CAS (as a result of the rate reform transition discussed below) plus a margin in line with the Company’s other credit facilities and has an amortization profile of 18 years. The Company drew down $109.0 million in the year ended December 31, 2016 in connection with one LR2 tanker and two Suezmax tanker newbuildings, which were delivered in the year. The Company drew down a further $165.9 million in the year ended December 31, 2017 in connection with two Suezmax tankers and three LR2/Aframax tankers delivered in the year. The facility is fully drawn down as of December 31, 2023.

$321.6 million term loan facility
In February 2017, the Company signed a second senior secured term loan facility in an amount of up to $321.6 million. The facility provided by China Exim Bank is insured by China Export and Credit Insurance Corporation. The facility matures in 2033, carries an interest rate of SOFR plus CAS (as a result of the rate reform transition discussed below) plus a margin in line with the Company’s other credit facilities and has an amortization profile of 15 years. The Company drew down $252.7 million in the year ended December 31, 2017 in connection with four Suezmax tankers and three LR2/Aframax tankers delivered in the period. The Company drew down $32.0 million in the year ended December 31, 2018 in connection with one LR2 tanker delivered in the period. The facility is fully drawn down as of December 31, 2023.

$129.4 million term loan facility
In May 2023, the Company entered into a senior secured term loan facility in an amount of up to $129.4 million from ING to refinance the existing term loan facility with total balloon payments of $80.1 million due in August 2023. The new facility has a tenor of five years, carries an interest rate of SOFR plus a margin of 180 basis points and has an amortization profile of 18 years commencing on the delivery date from the yard. The facility includes a sustainability margin adjustment linked to the fleet sustainability score. The existing facility carried an interest rate of LIBOR plus a margin of 190 basis points. In June 2023, the Company drew down $129.4 million under the new facility and repaid the outstanding balance of the existing facility of $84.5 million in full. The new facility is fully drawn down as of December 31, 2023.

$104.0 million term loan facility
In April 2022, the Company entered into a senior secured term loan facility with Credit Suisse AG in an amount of $104.0 million to refinance the $110.5 million loan facility maturing in 2023. The new facility matures in May 2028, carries an interest rate of SOFR plus a margin of 180 basis points and has an amortization profile of 18 years commencing on the delivery date from the yard. In May 2022, the Company drew down $104.0 million and repaid the outstanding balance of the original facility of $96.4 million. The facility is fully drawn down as of December 31, 2023.

$110.5 million term loan facility
In November 2023, the Company repaid the outstanding balance of $90.9 million under this facility in full with part of the proceeds from the two senior secured term loan facilities in an amount of up to $124.1 million with Deka Bank below.

$60.6 million term loan facility and $63.5 million term loan facility
In November 2023, the Company entered into two senior secured term loan facilities in an amount of up to $124.1 million with Deka Bank to refinance the $110.5 million term loan facility with Credit Suisse above which had total balloon payments of $89.0 million due in January 2024. The facilities have a tenor of four and six years, respectively, carry an interest rate of SOFR plus a margin of 171 basis points and have an amortization profile of 18 years commencing on the delivery year from the yard. The facilities were fully drawn down in November 2023. The Company used $90.9 million of the proceeds to repay the existing

Credit Suisse term loan facility in full and used the remaining net cash proceeds from the refinancing of $33.2 million to partly finance the Acquisition.

$544.0 million lease financing
In March 2020, the Company signed a sale-and-leaseback agreement in an amount of $544.0 million with ICBCL to finance the cash amount payable upon closing of the acquisition of 10 Suezmax tankers from Trafigura, which took place on March 16, 2020. The lease financing has a tenor of seven years, carries an interest rate of SOFR plus CAS (as a result of the rate reform transition discussed below) plus a margin of 230 basis points, has an amortization profile of 17.8 years and includes purchase options for the Company throughout the term with a purchase obligation at the end of the term. The Company is precluded from accounting for the sale of the vessels due to the purchase obligation at the end of the term which prevents the lessor from obtaining control of the vessels and as such the lease has been accounted for as a secured borrowing, with the vessels recorded under "Vessels and equipment". The facility is fully drawn down as of December 31, 2023.

$42.9 million term loan facility
In November 2019, the Company signed a senior secured term loan facility in an amount of up to $42.9 million with Credit Suisse to partially finance the delivery of one Suezmax tanker. The facility matures five years after the vessel's delivery date, carries an interest rate of SOFR plus CAS (as a result of the rate reform transition discussed below) plus a margin of 190 basis points and has an amortization profile of 18 years. In May 2020, the Company drew down $42.9 million under the facility in connection with the delivery of one Suezmax tanker. The facility is fully drawn down as of December 31, 2023.

$62.5 million term loan facility
In May 2020, the Company signed a senior secured term loan facility in an amount of up to $62.5 million with Crédit Agricole to partially finance the delivery of one VLCC. The facility matures five years after the vessel's delivery date, carries an interest rate of SOFR plus CAS (as a result of the rate reform transition discussed below) plus a margin of 190 basis points and has an amortization profile of 18 years. In June 2020, the Company drew down $62.5 million under the facility in connection with the delivery of one VLCC. The facility is fully drawn down as of December 31, 2023.

$133.7 million term loan facility
In November 2020, the Company entered into a senior secured term loan facility with CEXIM and Sinosure in an amount of up to $133.7 million to partially finance four LR2 tanker newbuildings in the Company's newbuilding program at that time. The facility has a tenor of 12 years, carries an interest rate of SOFR plus CAS (as a result of the rate reform transition discussed below) plus a margin in line with the Company’s other credit facilities and has an amortization profile of 17 years commencing on the delivery date from the yard. The Company drew down $33.4 million in March 2021, $33.4 million in April 2021, $33.4 million in September 2021 and $33.4 million in November 2021 under the facility to partially finance the delivery of four LR2 tankers. The facility is fully drawn down as of December 31, 2023.

In February 2024, the Company entered into a secured term loan facility in an amount of up to $94.5 million with KFW Bank to refinance two LR2 tankers currently financed under the existing $133.7 million facility. The new facility has a tenor of five years, carries an interest rate of SOFR plus a margin of 180 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. The refinancing generated net cash proceeds of approximately $38.0 million.

$58.5 million term loan facility
In September 2021, the Company entered into a senior secured term loan facility in an amount of up to $58.5 million with SEB to partially finance the acquisition of one 2019-built VLCC. The facility has a tenor of five years, carries an interest rate of SOFR plus CAS (as a result of the rate reform transition discussed below) plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. In October 2021, the Company took delivery of the vessel and drew down $58.5 million under the facility to partially finance the delivery. The facility is fully drawn down as of December 31, 2023.

$58.5 million term loan facility
In September 2021, the Company entered into a senior secured term loan facility in an amount of up to $58.5 million with KFW to partially finance the acquisition of one 2019-built VLCC. The facility has a tenor of five years, carries an interest rate of SOFR plus CAS (as a result of the rate reform transition discussed below) plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. In November 2021, the Company took delivery of the vessel and drew down $58.5 million under the facility to partially finance the delivery. The facility is fully drawn down as of December 31, 2023.

$130.0 million term loan facility

In October 2021, the Company entered into a senior secured term loan facility in an amount of up to $130.0 million with DNB to partially finance the acquisition of two of the six resale VLCC newbuilding contracts in the Company's newbuilding program at that time. The facility has a tenor of five years, carries an interest rate of SOFR plus CAS (as a result of the rate reform transition discussed below) plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. The Company drew down $65.0 million in April 2022 and $65.0 million in June 2022 to partially finance the delivery of the 2022 built VLCCs, Front Alta and Front Tweed. The facility is fully drawn down as of December 31, 2023.

$65.0 million term loan facility
In December 2021, the Company entered into a senior secured term loan facility in an amount of up to $65.0 million from ABN AMRO Bank N.V. to partially finance the acquisition of one of the six resale VLCC newbuilding contracts in the Company's newbuilding program at that time. The facility has a tenor of five years, carries an interest rate of SOFR plus CAS (as a result of the rate reform transition discussed below) plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. In October 2022, the Company drew down $65.0 million to partially finance the delivery of the 2022 built VLCC Front Gaula. The facility is fully drawn down as of December 31, 2023.

$65.0 million term loan facility
In December 2021, the Company entered into a senior secured term loan facility in an amount of up to $65.0 million from ING Bank to partially finance the acquisition of one of the six resale VLCC newbuilding contracts in the Company's newbuilding program at that time. The facility has a tenor of five years, carries an interest rate of SOFR plus CAS (as a result of the rate reform transition discussed below) plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. The facility includes a sustainability margin adjustment linked to the fleet sustainability score. In August 2022, the Company drew down $65.0 million to partially finance the delivery of the 2022 built VLCC Front Tana. The facility is fully drawn down as of December 31, 2023.

$65.0 million term loan facility
In December 2021, the Company entered into a senior secured term loan facility in an amount of up to $65.0 million from KFW to partially finance the acquisition of one of the six resale VLCC newbuilding contracts in the Company's newbuilding program at that time. The facility has a tenor of five years, carries an interest rate of SOFR plus CAS (as a result of the rate reform transition discussed below) plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. In January 2023, the Company took delivery of the VLCC newbuilding, Front Tyne, from HHI and drew down $65.0 million under this facility to partially finance the delivery. The facility is fully drawn as of December 31, 2023.

$65.0 million term loan facility
In December 2021, the Company entered into a senior secured term loan facility in an amount of up to $65.0 million from Crédit Agricole to partially finance the acquisition of one of the six resale VLCC newbuilding contracts in the Company's newbuilding program at that time. The facility has a tenor of five years, carries an interest rate of SOFR plus CAS (as a result of the rate reform transition discussed below) plus a margin of 170 basis points and has an amortization profile of 18 years commencing on the delivery date from the yard. In January 2023, the Company took delivery of the VLCC newbuilding, Front Orkla, from HHI and drew down $65.0 million under this facility to partially finance the delivery. The facility is fully drawn as of December 31, 2023.

$1,410.0 million term loan facility
In November 2023, the Company entered into a senior secured term loan facility in an amount of up to $1,410.0 million with a group of our relationship banks to partially finance the Acquisition. The facility has a tenor of five years, carries an interest rate of SOFR plus a margin in line with the Company’s existing loan facilities and has an amortization profile of 20 years commencing on the delivery date from the yard. In December 2023, the company drew down $891.3 million under the facility to partly finance the Acquisition. Up to $518.7 million remained available and undrawn under the facility as of December 31, 2023 all of which was drawn down to partially finance the remaining 13 vessels delivered as a result of the Acquisition in the first quarter of 2024.

$275.0 million revolving credit facility
In June 2016, the Company signed a $275.0 million senior unsecured facility agreement with an affiliate of Hemen, the Company's largest shareholder. The original facility carried an interest rate of 6.25% and was available to the Company for a period of an initial period of 18 months from the first utilization date and was repayable in full on the 18 months anniversary of the first utilization date. There were no scheduled loan repayments before this date. The facility does not include any financial covenants.

In November 2022, the Company extended the facility by 12 months to May 2024 at an interest rate of 8.50% and otherwise on same terms. The balance outstanding of $209.7 million is included in long-term debt as of December 31, 2022.

In February and June 2023, the Company repaid $60.0 million and $74.4 million, respectively, under the facility. In October 2023, the Company extended the facility by 20 months to January 4, 2026, at an interest rate of 10.0% and otherwise on existing terms. In December 2023, the Company drew down $99.7 million under the facility to partly finance the Acquisition. Up to $100.0 million remained available to be drawn as of December 31, 2023. The balance outstanding of $175.0 million was included in long-term debt as of December 31, 2023. In April 2024, the Company repaid $100.0 million under the facility.

$539.9 million Shareholder loan
In November 2023, the Company entered into a subordinated unsecured shareholder loan in an amount of up to $539.9 million with Hemen to partly finance the Acquisition. The facility has a tenor of five years and carries an interest rate of SOFR plus a margin equal to the $1,410.0 million facility, in line with the Company’s existing loan facilities. In December 2023, the Company drew down $235.0 million under the facility to partly finance the Acquisition. Up to $304.9 million remained available to be drawn as of December 31, 2023. In January 2024, the Company drew down $60.0 million to partially finance the remaining 13 vessels delivered as a result of the Acquisition in the first quarter of 2024.

Rate reform transition
Due to the discontinuance of LIBOR after June 30, 2023, the Company entered into amendments to existing loan agreements with an aggregate outstanding principal of $1,634.1 million as of December 31, 2023 (as denoted above), for the transition from LIBOR to SOFR. The weighted average CAS of these amendment agreements is 15 basis points based on a three months interest period.

The amendments to our loan agreements, which are measured at amortized cost using the effective interest method, were accounted for as an adjustment to the effective interest rate which did not have a significant effect on the carrying amount of the loans.

Debt restrictions
The Company's loan agreements contain loan-to-value clauses, which could require the Company to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, the loan agreements contain certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital and a value adjusted equity covenant. Cash and cash equivalents include cash balances of $75.4 million (2022: $54.4 million), which represents 50% (2022: 50%) of the cash required to be maintained by the financial covenants in our loan agreements. The Company is permitted to satisfy up to 50% of the cash requirements by maintaining a committed undrawn credit facility with a remaining availability of greater than 12 months.

Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. Under those circumstances, the Company might not have sufficient funds or other resources to satisfy its obligations. The Company was in compliance with all of the financial covenants contained in the Company's loan agreements as of December 31, 2023 and December 31, 2022.

Assets pledged

(in thousands of $)	December 31, 2023	December 31, 2022
Vessels	4,632,901	3,650,325

18.	LEASES

As a lessee

The Company is committed to make rental payments under leases for office premises. Certain of these leases include variable lease elements linked to inflation indexes. Such variable payments were estimated at the time of recognition on the index at that time and are included in the minimum lease payments.

The future minimum lease payments under the Company's leases as at December 31, 2023 were as follows:

(in thousands of $)
2024	1,154
2025	1,450
Total minimum lease payments	2,604
Less: Imputed interest	(70)
Present value of obligations under leases	2,534

The future minimum lease payments under the Company's leases as at December 31, 2022 were as follows:

(in thousands of $)
2023	1,103
2024	1,206
2025	1,237
Total minimum lease payments	3,546
Less: Imputed interest	(150)
Present value of obligations under leases	3,396

Total cash outflows for leases was $0.9 million, $2.9 million and $11.8 million in the years ended December 31, 2023, 2022 and 2021, respectively.

Expense for office leases was $0.9 million, $0.9 million and $1.5 million for the years ended December 31, 2023, 2022 and 2021, respectively.

The Company incurred lease expenses of nil (2022: $2.2 million, 2021: $8.6 million) in relation to the vessels leased-in from SFL, an affiliated company, Front Energy and Front Force. Contingent rental income recorded in the year ended December 31, 2022 was primarily due to the fact that the profit share expense accrued in the lease obligation payable when the leases were recorded at fair value at the time of Frontline's merger with Frontline 2012 Ltd. was $0.6 million higher than the actual profit share expense payable to SFL, as no profit share was payable for the period. The Company recorded contingent rental income of $3.6 million in the year ended December 31, 2021 primarily due to the fact that the actual profit share expense payable of $0.3 million was $3.6 million less than the amount accrued in the lease obligation payable when the leases were recorded at fair value at the time of the merger between the Company and Frontline 2012 Ltd.

The Company incurred lease expenses of nil (2022: nil, 2021: $2.7 million) in relation to two vessels leased in from a third party on time charters that were classified as leases.

Interest expense incurred in relation to the leased-in vessels is disclosed in Note 6.

The weighted-average discount rate based on the Company's incremental borrowing rate, or IBR, in relation to the leases was 2.5% for the year ended December 31, 2023 (2022: 2.7%, 2021: 7.1%) and the weighted-average remaining lease term was two years as of December 31, 2023 (2022: three years, 2021: five years).

For further details on the Company's right-of-use assets see Note 13.

As a lessor

Four LR2 tankers were on fixed rate time charters as of December 31, 2023 (2022: two LR2 tankers). The minimum future revenues to be received under fixed rate contracts as of December 31, 2023 were as follows:

(in thousands of $)
2024	58,194
2025	30,895
Total minimum lease payments	89,089

The minimum future revenues to be received under fixed rate contracts as of December 31, 2022 were as follows:

(in thousands of $)
2023	24,090
2024	24,156
2025	15,954
Total minimum lease payments	64,200

Our revenues from these leases have been included within time charter revenues in the Consolidated Statement of Profit or Loss, which solely relates to leasing revenues.

Two of the LR2 tankers on fixed rate time charters as of December 31, 2023 and December 31, 2022 have an option for a one year extension.

The cost and accumulated depreciation of vessels leased under time charters as of December 31, 2023 were $206.1 million and $36.0 million, respectively (December 31, 2022: $100.1 million and $3.9 million, respectively).

19.	FINANCIAL INSTRUMENTS - FAIR VALUES AND RISK MANAGEMENT

Accounting classifications and fair values

The following tables show the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy.

	December 31, 2023		December 31, 2022
(in thousands of $)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets measured at fair value through profit or loss
Derivative instruments receivable - non-current	39,117	39,117	53,993	53,993
Marketable securities	7,432	7,432	236,281	236,281
Financial assets not measured at fair value
Cash and cash equivalents	308,322	308,322	254,525	254,525
Receivables	124,647	124,647	139,467	139,467
Loan notes receivable	—	—	1,388	1,388
Financial liabilities not measured at fair value
Trade and other payables	98,232	98,232	81,533	81,533
Floating rate debt	3,322,347	3,322,347	2,201,543	2,201,543
Fixed rate debt	176,837	184,462	211,884	212,203

(in thousands of $)	Dec 31, 2023 Fair Value	Level 1	Level 2	Level 3
Financial assets measured at fair value through profit or loss
Derivative instruments receivable - non-current	39,117	—	39,117	—
Marketable securities	7,432	7,432	—	—
Financial assets not measured at fair value
Cash and cash equivalents	308,322	308,322	—	—
Financial liabilities not measured at fair value
Floating rate debt	3,322,347	—	3,322,347	—
Fixed rate debt	184,462	—	—	184,462

(in thousands of $)	Dec 31, 2022 Fair Value	Level 1	Level 2	Level 3
Financial assets measured at fair value through profit or loss
Derivative instruments receivable - non-current	53,993	—	53,993	—
Marketable securities	236,281	236,281	—	—
Financial assets not measured at fair value
Cash and cash equivalents	254,525	254,525	—	—
Loan notes receivable	1,388	—	1,388	—
Financial liabilities not measured at fair value
Floating rate debt	2,201,543	—	2,201,543	—
Fixed rate debt	212,203	—	—	212,203

Measurement of fair values

Valuation techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 1, Level 2 and Level 3 fair values, as well as the significant unobservable inputs that were used.

Financial instruments measured at fair value
Type	Valuation Techniques	Significant observable inputs
Interest rate swaps	Fair value was determined based on the present value of the estimated future cash flows.	Not applicable.
Marketable securities	Fair value was determined based on the quoted market prices of the securities.	Not applicable.

Financial instruments not measured at fair value
Type	Valuation Techniques	Significant observable inputs
Floating rate debt	Discounted cash flow.	Not applicable.
Fixed rate debt	Discounted cash flow.	Discount rate.

Assets Measured at Fair Value on a Recurring Basis

The fair value (level 2) of interest rate swaps is the present value of the estimated future cash flows that the Company would receive or pay to terminate the agreements at the end of the reporting period, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves and the credit worthiness of both the Company and the derivative counterparty.

Marketable securities are listed equity securities for which the fair value is the aggregate market value based on quoted market prices (level 1).

Transfers between Level 1, 2 and 3

There were no transfers between these levels in 2023 and 2022.

Financial risk management

In the course of its normal business, the Company is exposed to the following risks:

•Credit risk
•Liquidity risk
•Market risk (interest rate risk, foreign currency risk, and price risk)

The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework.

Credit risk

Trade and other receivables
At the balance sheet date all trade and other receivables were with (i) state-owned enterprises, (ii) oil majors, (iii) commodities traders and (iv) related parties and affiliated companies. Based on past experience, there was only a small impact on doubtful amounts at year-end. Based on individual analyses, provisions for doubtful debtors were not material for the years ended December 31, 2023 and 2022. In addition, no customers individually accounted for 10% or more of total revenue in 2023 and 2022 (see Note 3). The maximum exposure to credit risk is represented by the carrying amount of each financial asset.

Past due amounts are not credit impaired as collection is still considered to be likely and management is confident the outstanding amounts can be recovered. Amounts not past due are also with customers with high credit worthiness and are therefore not credit impaired.

Cash and cash equivalents
The Company held cash and cash equivalents of $308.3 million at December 31, 2023 (2022: $254.5 million). The cash and cash equivalents are held with Skandinaviska Enskilda Banken, or SEB, HSBC, Royal Bank of Scotland, DNB Bank ASA and Nordea Bank Norge, or Nordea, Crédit Agricole, Credit Suisse AG, Standard Chartered Bank Singapore, ABN Amro, Bank of Cyprus and Citibank N.A. The Company’s concentration of credit risk with respect to cash and cash equivalents is not considered significant as substantially all of the amounts are carried with a diversified portfolio of banks and financial institution counterparties.

Restricted cash
Our interest rate swaps can require us to post cash as collateral based on their fair value which is classified as restricted cash. As of December 31, 2023, 2022 and 2021 no cash was posted as collateral in relation to our interest rate swaps and secured borrowings (January 1, 2021: $14.9 million).

Derivatives
The Company is exposed to the risk of credit loss in the event of non-performance by the counterparty to the interest rate swap agreements. Interest rate swap agreements are entered into with banks and financial institution counterparties, which are rated AA-, based on rating agency S&P.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations if they fall due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due. The Company has entered into several loan facilities whose maturities are spread over different years (see Note 17).

The following are the remaining contractual maturities of financial liabilities:

		Contractual cash flows at December 31, 2023
(in thousands of $)	Carrying Value	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non derivative financial liabilities
Floating rate debt	3,279,626	3,322,347	260,162	1,593,648	1,468,537
Interest on floating rate debt	—	802,278	200,291	573,410	28,577
Fixed rate debt	176,837	176,837	1,837	175,000	—
Interest on fixed rate debt	—	32,131	12,395	19,736	—
Obligations under leases	2,534	2,534	1,104	1,430	—
Trade and other payables	98,232	98,232	98,232	—	—

		Contractual cash flows at December 31, 2022
(in thousands of $)	Carrying Value	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non derivative financial liabilities
Floating rate debt	2,178,430	2,201,543	275,670	1,555,143	370,730
Interest on floating rate debt	—	435,769	106,487	296,516	32,766
Fixed rate debt	211,884	211,884	2,184	209,700	—
Interest on fixed rate debt	—	20,960	12,342	8,618	—
Obligations under leases	3,396	3,396	1,024	2,372	—
Trade and other payables	81,533	81,533	81,533	—	—

The Company has secured bank loans that contain loan covenants. A future breach of covenant may require the Company to repay the loan earlier than indicated in the above table. For more details on these covenants, see Note 17.

The carrying values of fixed and floating rate debt include accrued interest as of the reporting date. The interest on floating rate debt is based on the SOFR spot rate as of December 31, 2023 (and spot rate as of December 31, 2022 for comparatives). The interest on fixed rate debt is based on the contractual interest rate for the periods presented. It is not expected that the cash flows included in the table above (the maturity analysis) could occur significantly earlier, or at significantly different amounts than stated above.

Market risk

Interest rate risk
The Company is exposed to the impact of interest rate changes primarily through its floating-rate borrowings that require the Company to make interest payments based on SOFR. Significant increases in interest rates could adversely affect operating margins, results of operations and ability to service debt. The Company uses interest rate swaps to reduce its exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with its floating-rate debt. On December 31, 2023 the Company had interest rate swaps in place and approximately 17% (2022: 25%) of the floating interest rates were switched to fixed rate.

Cash flow sensitivity analysis for variable rate instruments
As of December 31, 2023, the Company's outstanding debt which was at variable interest rates, net of the amount subject to interest rate swap agreements, was $2,741.8 million (2022: $1,634.2 million). Based on this, a one percentage point increase in annual SOFR interest rates would increase its annual interest expense by approximately $27.4 million (2022: $16.3 million), excluding the effects of capitalization of interest.

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

The reference rate for our interest rate swaps, which are measured at fair value through profit or loss, was transitioned from LIBOR to SOFR in the year ended December 31, 2023 which did not affect the accounting for these derivatives.

The aggregate fair value of these swaps at December 31, 2023 was an asset of $39.1 million (2022: $54.0 million) and a liability of nil (2022: nil). The fair value (Level 2) of the Company’s interest rate swap agreements is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves and the current credit worthiness of both the Company and the derivative counterparty. The estimated fair value is the present value of future cash flows. In the year ended December 31, 2023, the Company recorded a gain on these interest rate swaps of $8.0 million (2022: gain of $53.6 million, 2021: gain of $17.5 million).

The interest rate swaps are not designated as hedges and are summarized as of December 31, 2023 as follows:

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

Price risk
Our exposure to equity securities price risk arises from marketable securities held by the Company which are listed equity securities and are carried at FVTPL unless the election to present subsequent changes in the investment's fair value in OCI is made. See Note 9 for further details.

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

In February 2024, we declared a dividend of $0.37 per share for the fourth quarter of 2023. In November 2023, we declared a dividend of $0.30 per share for the third quarter of 2023. In August 2023, we declared a dividend of $0.80 per share for the second quarter of 2023. In May 2023, we declared a dividend of $0.70 per share for the first quarter of 2023. In February 2023, we declared a dividend of $0.30 per share for the third quarter and a dividend of $0.77 per share for the fourth quarter of 2022. In August 2022, we declared a dividend of $0.15 per share for the second quarter of 2022. No dividends were declared in 2021.

The timing and amount of dividends, if any, is at the discretion of the Board. We cannot guarantee that our Board will declare dividends in the future.

The Company's loan agreements contain loan-to-value clauses, which could require the Company to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, the loan agreements contain certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital and a value adjusted equity covenant. Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lenders to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt.

20.	SHARE CAPITAL

The authorized share capital of the Company as of December 31, 2023 is $600,000,000 (2022: $600,000,000) divided into 600,000,000 shares (2022: 600,000,000) of $1.00 nominal value each, of which 222,622,889 shares of $1.00 nominal value each are in issue and fully paid as of December 31, 2022 and 2023.

ATM program

In June 2020, the Company entered into an equity distribution agreement with Morgan Stanley & Co. LLC for the offer and sale of up to $100.0 million of ordinary shares of the Company through an at-the-market offering program (the "ATM program"). In the year ended December 31, 2021, the Company issued 5,499,658 shares for combined gross proceeds of $51.2 million.

The movement in the number of shares outstanding during the years ended December 31, 2023 and 2022 are as follows:

Outstanding shares as of January 1, 2021	197,692,321
Shares issued under ATM program	5,499,658
Shares issued on exercise of options (see Note 21)	339,000
Outstanding shares as of December 31, 2021	203,530,979
Shares issued in connection with Euronav share acquisition (see Note 8)	19,091,910
Outstanding shares as of December 31, 2022 and 2023	222,622,889

21.	SHARE OPTIONS

The Company's share option scheme, or Frontline Scheme, permits the Board of Directors, at its discretion, to grant options to acquire shares in the Company to employees and directors of the Company or its subsidiaries. The subscription price for all options granted under the scheme is reduced by the amount of all dividends declared by the Company in the period from the date of grant until the date the option is exercised, provided the subscription price is never reduced below the nominal value of the share. The vesting periods of options granted under the Frontline Scheme will be specific to each grant. There is no maximum number of shares authorized for awards of equity share options and authorized, unissued or treasury shares of the Company may be used to satisfy exercised options. As of December 31, 2023 and 2022 there were no options outstanding under this scheme. The scheme was closed to new option grants in 2019.

In the year ended December 31, 2021, the Company issued 339,000 ordinary shares for proceeds of $1.9 million under its share option scheme at a strike price of $5.70 per share. The shares were issued to John Fredriksen (198,000 shares), Inger M. Klemp (120,000 shares), and Ola Lorentzon (21,000 shares). In the year ended December 31, 2021, 130,000 options were exercised and settled for a cash payment of $0.3 million.

In December 2021, the Board of Directors approved the grant of 1,280,000 synthetic options to employees and board members according to the rules of the Company’s synthetic option scheme approved on December 7, 2021. The synthetic options have a five-year term expiring in December 2026. The vesting period is 12 months for the first 27.5% of options, 24 months for the next 27.5% of options and 36 months for the final 45% of options. The synthetic options will be settled in cash based on the difference between the market price of the Company’s shares and the exercise price on the date of exercise, and as such, have been classified as a liability. As of December 31, 2023, 92,400 synthetic options have been exercised, 86,100 have been forfeited and 1,101,500 remaining outstanding (2022: 1,200,000).

The synthetic options have an estimated expected life of 3.4 years. The risk-free interest rate was estimated using the interest rate on three year U.S. treasury zero coupon issues. The volatility was estimated using historical share price data. The dividend yield was estimated at 0% as the exercise price is reduced by all dividends declared by the Company from the date of grant to the exercise date. It was assumed that all of the options granted will vest.

The initial exercise price for the synthetic options granted in December 2021 was reduced by the amount of dividends paid after the date of grant. As of December 31, 2023, 704,000 of these options had vested. As of December 31, 2023, 86,100 options had been forfeited and 92,400 options were exercised at a weighted average exercise price of $6.52. As of December 31, 2023, 564,650 options remained exercisable. The subsequent remeasurement of fair value of the synthetic options resulted in an expense of $10.7 million in the year ended December 31, 2023 (2022: $4.7 million, 2021: $0.2 million).

As of December 31, 2023, the weighted average exercise price of the outstanding options was $4.48 (2022: $7.64), the weighted average exercise price of the exercisable options was $4.13 and the Company's share price was $20.05.

The weighted average fair value of the options granted in 2021 was $6.54 per share. The synthetic options had a fair value of $17.5 million as of December 31, 2023 (2022: $8.4 million) and the Company recorded a liability of $15.0 million as of December 31, 2023 (2022: $4.9 million) in the Consolidated Statements of Financial Position. The intrinsic value of liabilities which had vested as of December 31, 2023 was $9.0 million (2022: $1.7 million).

22.	RELATED PARTY TRANSACTIONS AND AFFILIATED COMPANIES

We transact business with the following related parties and affiliated companies, an affiliated company being a company in which Hemen and companies associated with Hemen have significant influence or control: SFL, Seatankers Management Norway AS, Seatankers Management Co. Ltd, Golden Ocean, Alta Trading UK Limited, Archer Limited, Flex LNG Ltd, Avance Gas and Front Ocean Management AS. We also own interests in TFG Marine and Clean Marine AS (through our interest in FMS Holdco) which are accounted for as equity method investments.

Summary

A summary of transactions with related parties and affiliated companies for the years ended December 31, 2023, 2022 and 2021 was as follows:

(in thousands of $)	Note	2023	2022	2021
Revenues and other operating income
Seatankers Management Co. Ltd		2,196	1,669	2,085
SFL	4	5,925	7,634	5,788
Golden Ocean		4,182	3,061	3,942
Alta Trading UK Limited		8	5,617	2,942
Seadrill Limited		—	—	277
Archer Limited		—	—	143
Flex LNG Ltd		1,513	1,242	1,637
Avance Gas		1,989	2,191	2,404
TFG Marine		1,060	627	786
Other related parties and affiliated companies		7	53	606
Total revenues and other operating income		16,880	22,094	20,610

Operating expenses
SFL	13, 18	—	1,590	5,032
Front Ocean Management AS		2,514	2,010	443
Seatankers Management Norway AS		880	516	667
Seatankers Management Co. Ltd		593	803	275
Total operating expenses		3,987	4,919	6,417

Other income (expenses)
Shareholder loan facility finance expense	17	(255)	—	—
Revolving credit facility finance expense	17	(11,690)	(13,288)	(8,226)
SFL interest leasing	6, 13, 18	—	(937)	(3,892)
FMS Holdco share of results	15	611	(555)	—
TFG Marine share of results	15	2,771	14,797	(724)
Total other income (expenses)		(8,563)	17	(12,842)

Revenues earned from related parties and affiliated companies are comprised of office rental income, technical and commercial management fees, newbuilding supervision fees, freights, and administrative services. Operating expenses paid to related parties and affiliated companies are comprised of rental for vessels and office space, support staff costs, and corporate administration.

Related party and affiliated company balances

A summary of balances due from related parties and affiliated companies as of December 31, 2023 and 2022 was as follows:

(in thousands of $)	December 31, 2023	December 31, 2022
SFL	4,652	3,505
Seatankers Management Co. Ltd	726	1,368
Golden Ocean	11,147	6,964
Alta Trading UK Limited	8	60
Flex LNG Ltd	455	303
TFG Marine	1,117	28
Avance Gas	1,080	695
Front Ocean Management	—	473
Other related parties and affiliated companies	107	89
Related party and affiliated company receivables	19,292	13,485

Balances due from related parties and affiliated companies are primarily derived from newbuilding supervision fees, technical and commercial management fees, and recharges for administrative services.

A summary of balances due to related parties and affiliated companies at December 31, 2023 and 2022 was as follows:

(in thousands of $)	December 31, 2023	December 31, 2022
SFL	6,407	6,702
Seatankers Management Co. Ltd	337	351
Golden Ocean	13,837	8,470
Flex LNG Ltd	549	158
TFG Marine	25,956	14,831
Front Ocean Management	71	286
Avance Gas	562	450
Related party and affiliated company payables	47,719	31,248
Shareholder loan facility	235,000	—
Revolving credit facility	175,000	209,700
Total due to related parties and affiliated companies	457,719	240,948

Related party and affiliated company payables are primarily for bunker purchases, supplier rebates, loan interest and corporate administration fees.

Other transactions

Refer to Note 8, 9 and 20 for further details of shares issued to Hemen in connection with the Euronav share acquisition.

Refer to Note 23 for further details of guarantees and commitments related to bunker supply and forward bunker purchase arrangements with TFG Marine.

Transactions with key management personnel

The total amount of the remuneration earned by all directors and key management personnel for their services was as follows:

(in thousands of $)	2023	2022	2021
Total remuneration	7,956	3,767	784
of which:
Paid in capacity as directors	3,530	1,678	377
Other remuneration	4,426	2,089	407

The Directors annually review the remuneration of the members of key management personnel. Directors' fees are approved annually at the AGM. No pensions were paid to directors or past directors. No compensation was paid to directors or past directors in respect of loss of office. Total remuneration consists of a fixed and a variable component and can be summarized as follows:

(in thousands of $)	2023	2022	2021
Total fixed remuneration	942	863	688
of which:
Cost of pension	24	22	24
Total variable remuneration	7,014	2,904	96
of which:
Share based payments	7,014	2,679	96

In December 2021, the Board of Directors approved the grant of 1,280,000 synthetic options to employees and board members according to the rules of the Company’s synthetic option scheme approved on December 7, 2021. The synthetic options have a five-year term expiring in December 2026. The vesting period is 12 months for the first 27.5% of options, 24 months for the next 27.5% of options and 36 months for the final 45% of options. The synthetic options will be settled in cash based on the difference between the market price of the Company’s shares and the exercise price on the date of exercise, and as such, have been classified as a liability. Refer to Note 21 for further details of the synthetic option scheme.

23.	COMMITMENTS AND CONTINGENCIES

As of December 31, 2023, the Company has agreed to provide a $60.0 million guarantee in respect of the performance of its subsidiaries, and two subsidiaries of an affiliate of Hemen, under a bunker supply arrangement with TFG Marine, a related party. As of December 31, 2023, there are no amounts payable under this guarantee. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by the Trafigura Group and becomes payable, Frontline shall pay a pro rata amount based on its share of the equity in TFG Marine. The maximum liability under this guarantee is $6.0 million and there are no amounts payable under this guarantee as at December 31, 2023.

The Company has also entered into forward bunker purchase arrangements with TFG Marine which obligate the Company to purchase and take delivery of minimum quantities of low sulfur and high sulfur bunker fuel, at fixed prices, over the period from January 2024 to December 2024. As of December 31, 2023, the remaining commitments amounted to $53.7 million, all of which is expected to be paid in 2024.

The Company has paid $392.5 million to TFG Marine in the year ended December 31, 2023 in relation to bunker purchases (2022: $434.4 million, 2021: $240.5 million).

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

Refer to Note 12 for details of the remaining commitments related to the Acquisition. On October 9, 2023, Frontline and other Hemen Related Companies entered into a settlement agreement with Euronav. As part of the overall agreements, all rights and claims that Euronav had concerning the entering into, performance and termination of the combination agreement with Euronav and the arbitration action filed by Euronav in January 2023 following Frontline’s withdrawal from the combination agreement were terminated, against nil cash consideration.

24.	GROUP ENTITIES

		Ownership and Voting Percentage
Name	Country of Incorporation	December 31, 2023	December 31, 2022
Frontline Management (Bermuda) Ltd	Bermuda	100%	100%
Frontline Corporate Services Ltd	United Kingdom	100%	100%
Frontline Management AS	Norway	100%	100%
Frontline 2012 Ltd.	Bermuda	100%	100%
Frontline Chartering Services Inc.	Liberia	100%	100%
Frontline Shipping Singapore Pte Ltd.	Singapore	100%	100%
Frontfleet Ltd	Bermuda	100%	100%
Frontfleet II Ltd	Bermuda	100%	100%
Front Thor Inc.	Liberia	100%	100%
Front Odin Inc.	Liberia	100%	100%
Front Loki Inc.	Liberia	100%	100%
Front Njord Inc.	Liberia	100%	100%
Front Ull Inc	Liberia	100%	100%
Front Idun Inc	Liberia	100%	100%
Front King Inc.	Liberia	100%	100%
Front Queen Inc.	Liberia	100%	100%
Front Sovereign Inc.	Liberia	100%	100%
Front Monarch Inc.	Liberia	100%	100%
Front Eminence Inc.	Liberia	100%	100%
Front Endurance Inc.	Liberia	100%	100%
Front Duke Inc.	Republic of the Marshall Islands	100%	100%
Front Brage Inc.	Liberia	100%	100%
Front Balder Inc.	Liberia	100%	100%
Front Challenger Inc.	Liberia	100%	100%
Front Crown Inc.	Liberia	100%	100%
Front Coral Inc.	Liberia	100%	100%
Front Crystal II Inc.	Liberia	100%	100%
Front Classic Inc.	Liberia	100%	100%
Front Clipper Inc.	Liberia	100%	100%
Front Cosmos Inc.	Liberia	100%	100%
Front Cascade Inc.	Liberia	100%	100%
Front Duchess Inc.	Republic of the Marshall Islands	100%	100%
Sea Hull L0037 Corp.	Liberia	100%	100%
Sea Hull L0044 Corp.	Liberia	100%	100%
Sea Hull L0045 Corp.	Liberia	100%	100%
Sea Hull L0046 Corp.	Liberia	100%	100%
Front Cheetah Inc.	Liberia	100%	100%
Front Cougar Inc.	Liberia	100%	100%
Front Aphrodite Inc.	Liberia	100%	100%

Front Athena Inc.	Liberia	100%	100%
Front Hebe Inc.	Liberia	100%	100%
Front Hera Inc.	Liberia	100%	100%
Front Altair Inc.	Liberia	100%	100%
Front Antares Inc	Liberia	100%	100%
Front Vega Inc.	Liberia	100%	100%
Front Sirius Inc.	Liberia	100%	100%
Front Castor Inc.	Liberia	100%	100%
Front Pollux Inc.	Liberia	100%	100%
Front Capella Inc.	Liberia	100%	100%
Front Polaris Inc.	Liberia	100%	100%
Front Earl Inc.	Liberia	100%	100%
Front Empire Inc.	Liberia	100%	100%
Front Prince I Inc.	Liberia	100%	100%
Front Princess I Inc.	Liberia	100%	100%
Front Defender Inc.	Liberia	100%	100%
Front Discovery Inc.	Liberia	100%	100%
Front Cruiser Inc.	Liberia	100%	100%
Front Dynamic I Inc.	Liberia	100%	100%
Front Favour Inc.	Republic of the Marshall Islands	100%	100%
Front Feature Inc.	Republic of the Marshall Islands	100%	100%
Front Future Inc.	Liberia	100%	100%
Front Fusion Inc.	Liberia	100%	100%
White Flag Ventures XXXVI LLC	Republic of the Marshall Islands	100%	100%
White Flag Ventures XXXIX LLC	Republic of the Marshall Islands	100%	100%
White Flag Ventures XL LLC	Republic of the Marshall Islands	100%	100%
White Flag Ventures XLI LLC	Republic of the Marshall Islands	100%	100%
White Flag Ventures XLII LLC	Republic of the Marshall Islands	100%	100%
White Flag Ventures XLIII LLC	Republic of the Marshall Islands	100%	100%
White Flag Ventures XLIV LLC	Republic of the Marshall Islands	100%	100%
White Flag Ventures XLV LLC	Republic of the Marshall Islands	100%	100%
White Flag Ventures XLVI LLC	Republic of the Marshall Islands	100%	100%
White Flag Ventures XLVII LLC	Republic of the Marshall Islands	100%	100%
Hull 3240 Inc.	Republic of the Marshall Islands	100%	100%
Hull 3241 Inc.	Republic of the Marshall Islands	100%	100%
Hull 3283 Inc.	Republic of the Marshall Islands	100%	100%
Hull 3284 Inc.	Republic of the Marshall Islands	100%	100%
Hull 3285 Inc.	Republic of the Marshall Islands	100%	100%
Hull 3286 Inc.	Republic of the Marshall Islands	100%	100%
Front Driva Inc.	Republic of the Marshall Islands	100%	100%
Front Nausta Inc.	Republic of the Marshall Islands	100%	100%
Frontfleet Chartering Inc.	Republic of the Marshall Islands	100%	100%
Frontline (Management) Cyprus Ltd	Cyprus	100%	—
Front Beaver Inc.	Republic of the Marshall Islands	100%	—
Front Beauly Inc.	Republic of the Marshall Islands	100%	—
Front Cloud Inc.	Republic of the Marshall Islands	100%	—
Front Clyde Inc.	Republic of the Marshall Islands	100%	—

Front Dee Inc.	Republic of the Marshall Islands	100%	—
Front Eagle Inc.	Republic of the Marshall Islands	100%	—
Front Eira Inc.	Republic of the Marshall Islands	100%	—
Front Forth Inc.	Republic of the Marshall Islands	100%	—
Front Gander Inc.	Republic of the Marshall Islands	100%	—
Front Hawke Inc.	Republic of the Marshall Islands	100%	—
Front Maine Inc.	Republic of the Marshall Islands	100%	—
Front Morgan Inc.	Republic of the Marshall Islands	100%	—
Front Naver Inc.	Republic of the Marshall Islands	100%	—
Front Neiden Inc.	Republic of the Marshall Islands	100%	—
Front Osen Inc.	Republic of the Marshall Islands	100%	—
Front Otra Inc.	Republic of the Marshall Islands	100%	—
Front Rauma Inc.	Republic of the Marshall Islands	100%	—
Front Spey Inc.	Republic of the Marshall Islands	100%	—
Front Surna Inc.	Republic of the Marshall Islands	100%	—
Front Tay Inc.	Republic of the Marshall Islands	100%	—
Front Vefsna Inc.	Republic of the Marshall Islands	100%	—
Front Vosso Inc.	Republic of the Marshall Islands	100%	—
Front Humber Inc.	Republic of the Marshall Islands	100%	—
Front Flores Inc.	Republic of the Marshall Islands	100%	—

25.	SUBSEQUENT EVENTS

In January 2024, the Company announced that it has entered into an agreement whereby the Company will sell its five oldest VLCCs, built in 2009 and 2010, for an aggregate net sale price of $290.0 million. The vessels were delivered to the new owner during the first half of 2024. After repayment of existing debt on the five vessels, the transaction generated net cash proceeds of approximately $207.0 million, and the Company expects to record a gain in the first half of 2024 of approximately $74.0 million.

In January 2024, the Company entered into an agreement to sell one of its oldest Suezmax tankers, built in 2010, for a net sale price of $45.0 million. The vessel was delivered to the new owner during the second quarter of 2024. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of approximately $32.0 million, and the Company expects to record a gain in the second quarter of 2024 of approximately $11.0 million.

In February 2024, the Board of Directors declared a dividend of $0.37 per share for the fourth quarter of 2023. The record date for the dividend was March 15, 2024, the ex-dividend date was March 14, 2024, and the dividend was paid on March 27, 2024.

In March 2024, the Company entered into a fixed rate time charter-out contract for one VLCC to a third party on a three-year time charter at a daily base rate of $51,500.

In March 2024, the Company entered into an agreement to sell another one of its oldest Suezmax tankers, built in 2010, for a net sale price of $46.9 million. The vessel is expected to be delivered to the new owner during the second quarter of 2024. After repayment of existing debt on the vessel, the transaction is expected to generate net cash proceeds of approximately $34.0 million, and the Company expects to record a gain in the second quarter of 2024 of approximately $14.0 million.

In April 2024, the Company entered into a time charter-out contract for one Suezmax tanker to a third party on a three-year time charter at a daily base rate of $32,950 plus 50% profit share.

Refer to Note 12 and Note 17 for details of other transactions that have concluded subsequent to December 31, 2023 pertaining to the delivery of vessels and the related financing as a result of the Acquisition and other refinancing.