Form 20-F
period 2024-12-31
Frontline plc
filed 2025-04-07
CIK 913290

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2024
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________________ to _________________
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________________________

Commission file number	001-16601

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

Frontline plc and its subsidiaries (“Frontline” or the “Company”), desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This annual report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance, and are not intended to give any assurance as to future results. When used in this document, the words “believe,” anticipate,” intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “targets,” likely,” “would,” “could,” “seeks, “continue,” “possible,” “might" and similar expressions, terms or phrases may identify forward-looking statements.

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

In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•the strength of world economies;
•fluctuations in currencies and interest rates, including inflationary pressures and central bank policies intended to combat overall inflation and high interest rates and foreign exchange rates;
•the impact that any discontinuance, modification or other reform or the establishment of alternative reference rates have on the Company’s floating interest rate debt instruments;
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
•our expectations regarding the availability of vessel acquisitions and our ability to complete vessel acquisition transactions as planned;
•our ability to successfully compete for and enter into new time charters or other employment arrangements for our existing vessels after our current time charters expire and our ability to earn income in the spot market;
•availability of financing and refinancing, our ability to obtain financing and comply with the restrictions and other covenants in our financing arrangements;
•availability of skilled crew members and other employees and the related labor costs;
•work stoppages or other labor disruptions by our employees or the employees of other companies in related industries;
•compliance with governmental, tax, environmental and safety regulation, any non-compliance with U.S. or European Union regulations;
•the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies;
•Foreign Corrupt Practices Act of 1977 or other applicable regulations relating to bribery;
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
•the impact of an interruption in or failure of our information technology and communications systems, including the impact of cyber-attacks upon our ability to operate;
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
•potential disruption of shipping routes due to accidents, environmental factors, political events, public health threats, international hostilities including the war between Russia and Ukraine and possible cessation of such war, the conflict between Israel and Hamas and related conflicts in the Middle East, the Houthi attacks in the Red Sea and the Gulf of Aden, acts by terrorists or acts of piracy on ocean-going vessels;
•the impact of the U.S. presidential and congressional election results affecting the economy, future government laws and regulations, trade policy matters, such as the imposition of tariffs, the amendment, termination or any other material change to a relationship governed by a treaty, fees and other import restrictions;
•the length and severity of epidemics and pandemics and their impact on the demand for seaborne transportation of crude oil and refined products;
•the impact of port or canal congestion;
•business disruptions due to adverse weather, natural disasters or other disasters outside our control; and
•other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission (the “Commission”).

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Throughout this annual report, the “Company,” “we," “us” and “our” all refer to Frontline plc and its subsidiaries. We use the term deadweight ton (“dwt”) in describing the size of vessels. Dwt, expressed in metric tons, which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. The Company operates oil tankers of two sizes: very large crude carriers (“VLCCs”) which are between 200,000 and 320,000 dwt, and Suezmax tankers, which are vessels between 120,000 and 170,000 dwt. The Company also operates LR2/Aframax tankers, which are clean product tankers and range in size from 110,000 to 115,000 dwt. The Company defines an ECO vessel as a vessel with certain specifications that improve fuel consumption performance as compared to the previous generation of vessels. Typically built from 2015 onwards, ECO vessels have improved hull and engine designs to maximize operational performance according to today’s operational profiles. The Company also designates vessels as ECO if they have undergone retrofits such as de-rating to improve specific fuel consumption at today’s market speeds, installing propulsion improvement devices, or upgrading engine and equipment to bring the consumption performance of older vessels into line with those constructed from 2015 onwards. All ECO-vessels meet EEXI certification requirements. Unless otherwise indicated, all references to “USD,” “US$” and “$” in this annual report are U.S. dollars.

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

Historically, the tanker industry has been highly cyclical, with volatility in profitability, charter rates and asset values resulting from changes in the supply of, and demand for, tanker capacity and changes in the supply of and demand for oil and oil products. These factors may adversely affect the rates payable and the amounts we receive in respect of our vessels. The war in Ukraine and in Israel and Gaza have continued to disrupt energy production and trade patterns, including shipping in the Black Sea, Red Sea and elsewhere, and its impact on energy demand and costs is expected to remain uncertain. Our ability to re-charter our vessels on the expiration or termination of their current spot and time charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker market and we cannot guarantee that any renewal or replacement charters we enter into will be sufficient to allow us to operate our vessels profitably. Our revenues are affected by our strategy to employ some of our vessels on time charters, which have a fixed income for a pre-set period of time as opposed to trading ships in the spot market where their earnings are heavily impacted by the supply and demand balance. If we are not able to obtain new contracts in direct continuation with existing charters or for newly acquired vessels, or if new contracts are entered into at charter rates substantially below the existing charter rates or on terms otherwise less favorable compared to existing contracts terms, our revenues and profitability could be adversely affected.

The factors that may influence demand for tanker capacity include:

•the supply of and demand for oil and oil products;
•the supply of and demand for alternative energy sources
•global and regional economic and political conditions, including developments in international trade, including increased vessel attacks and piracy, national oil reserves policies, fluctuations in industrial and agricultural production;
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
•any restrictions on crude oil production imposed by the Organization of the Petroleum Exporting Countries (“OPEC”), and non-OPEC oil producing countries;

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
•business disruptions, including supply chain disruptions, those related to the imposition of tariffs and congestion, due to natural or other disasters and any lockdown measures imposed by governments in regions whose economic conditions have a direct correlation demand for tanker products, including China;
•government and industry regulations of maritime transportation practices, particularly environmental protection laws and regulations, including ballast water management, low sulfur fuel consumption regulations, and reductions in CO2 emissions;
•changes in national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage.
•environmental concerns and uncertainty around new regulations in relation to, amongst others, new technologies which may delay the ordering of new vessels; and
•government subsidies of shipbuilding.

In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance costs, insurance coverage costs, and the efficiency and age profile of the existing tanker fleet. The factors affecting the supply and demand for tankers have been volatile and are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable, including those discussed above. Market conditions were volatile in 2024 and continued volatility may reduce demand for transportation of oil over longer distances and increase the supply of tankers to carry that oil, which may have a material adverse effect on our business, financial condition, results of operations, cash flows, ability to pay dividends and existing contractual obligations.

Any decrease in shipments of crude oil may adversely affect our financial performance.

The demand for our oil tankers derives primarily from demand for Arabian Gulf, West African, North Sea, Caribbean, Russian and US Shale crude oil, which, in turn, primarily depends on the economies of the world's industrial countries and competition from alternative energy sources. Historically, those markets have been volatile as a result of the many conditions and events that affect the price, production and transport of oil. Any decrease in shipments of crude oil or change in trade patterns from the above-mentioned geographical areas would have a material adverse effect on our financial performance. Among the factors which could lead to such a decrease are:

•increased crude oil production from other areas;
•increased refining capacity in the Arabian Gulf or West Africa;
•increased use of existing and future crude oil pipelines in the Arabian Gulf or West Africa;
•a decision by oil-producing nations to increase their crude oil prices or to further decrease or limit their crude oil production;
•war between Ukraine and Russia and the resultant sanctions;
•armed conflict in the Arabian Gulf and West Africa and political or other factors;
•imposition of tariffs and other import restrictions; and
•the development, availability and the costs of nuclear power, natural gas, coal, renewable and other alternative sources of energy.

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

“Peak oil” is the year when the maximum rate of extraction of oil is reached. The International Energy Agency (“IEA”) recently announced a forecast of “peak oil” during the late 2020s. OPEC maintains that “peak oil” will not be reached until at least 2050 with the potential for it to increase further, despite transition toward other energy sources. Irrespective of “peak oil”, the continuing shift in consumer demand from oil towards other energy resources such as wind energy, solar energy, hydrogen energy, nuclear energy or renewable energy, which appears to be accelerating as a result of shifts in government commitments and support for energy transition programs, may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

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

Beyond our vessels, we rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. The technology and other controls and processes designed to secure our confidential and proprietary information, detect and remedy any unauthorized access to that information were designed to obtain reasonable, but not absolute, assurance that such information is secure and that any unauthorized access is identified and addressed appropriately. Such controls may in the future fail to prevent or detect unauthorized access to our confidential and proprietary information. In addition, the foregoing events could result in violations of applicable privacy and other laws. If confidential information is inappropriately accessed and used by a third party or an employee for illegal purposes, we may be responsible to the affected individuals for any losses they may have incurred as a result of misappropriation. In such an instance, we may also be subject to regulatory action, investigation or liable to a governmental authority for fines or penalties associated with a lapse in the integrity and security of our information systems. Furthermore, from May 25, 2018, data breaches on personal data, as defined in the General Data Protection Regulation 2016/679 (EU), could lead to administrative fines up to €20 million or up to 4% of the total worldwide annual turnover of the company, whichever is higher.

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

To the extent cybersecurity attacks have collateral effects on global critical infrastructure or financial institutions, such developments could adversely affect our business, operating results and financial condition. At this time, it is difficult to assess the likelihood of such a threat and any potential impact at this time.

Furthermore, cybersecurity continues to be a key priority for regulators around the world, and some jurisdictions have enacted laws requiring companies to notify individuals or the general investing public of data security breaches involving certain types of personal data, including the United States. If we fail to comply with the relevant laws and regulations, we could suffer financial losses, a disruption of our businesses, liability to investors, regulatory intervention or reputational damage.

For more information on our cybersecurity risk management and strategy, please see “Item 16K. Cybersecurity.”

Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our ESG policies may impose additional costs on us or expose us to additional risks.

Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. Companies which fail to adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have failed to respond appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage, costs related to litigation, and the business, financial condition, and/or stock price of such a company could be materially and adversely affected.

We may face increasing pressures from investors, lenders and other market participants, who are focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing and future investors and lenders remain invested in us and make further investments in us, especially given the highly focused and specific trade of crude oil transportation in which we are engaged. Such ESG corporate transformation calls for an increased resource allocation to serve the necessary changes in that sector, increasing costs and capital expenditure. If we do not meet these standards, our business and/or our ability to access capital could be harmed.

Additionally, certain investors and lenders may exclude oil transport companies, such as us, from their investing portfolios altogether due to ESG factors. These limitations in both the debt and equity capital markets may affect our ability to finance our plans for growth. If those capital markets are unavailable to us, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which would have a material adverse effect on our financial condition and results of operations and impair our ability to service our indebtedness. Further, it is likely that we will incur additional costs and require additional resources to monitor, report and comply with wide ranging ESG requirements. The occurrence of any of the foregoing could have a material adverse effect on our business and financial condition.

Please see “Item 4. Information on the Company—B. Business Overview—Environmental and Other Regulations in the Shipping Industry” for a discussion of the environmental and other regulations applicable to us.

Risks involved with operating ocean-going vessels, including piracy, terrorism and cyberattacks, may not be covered by our insurance and could result in the loss of life or harm to our seafarers, environmental accidents or affect our business and reputation, which could have a material adverse effect on our results of operations and financial condition.

The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:

•loss of life or harm to seafarers;
•a marine accident or disaster, bad weather and other acts of God;
•environmental accidents and pollution, oil spills and toxic gas releases;
•cargo and property losses or damage; and
•business interruptions caused by mechanical failure, grounding, fire, explosions and collisions, unexpected tank corrosion and human error; and

•attacks on vessels, including cyberattacks, drone and missile attacks, mining of waterways, war, terrorism, piracy, diseases, political action in various countries, tariffs, labor strikes and/or boycotts or adverse weather conditions.

These hazards may result in death or injury to persons, loss of revenues or property, the payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships and market disruptions, delay or rerouting. In addition, an oil spill may cause significant environmental damage, and a catastrophic spill could exceed the insurance coverage available. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in tankers.

Acts of piracy and other attacks have historically affected ocean-going vessels trading in certain regions of the world, such as the South China Sea, the Arabian Sea, the Red Sea, Suez Canal, the Gulf of Aden off the coast of Somalia, Sulu Sea, Celebes Sea, the Malacca and Singaporean Straits and the Indian Ocean and, in particular, the Gulf of Guinea region off the coast of Nigeria. We consider potential acts of piracy to be a material risk to the international shipping industry, and protection against this risk requires vigilance. Our vessels regularly travel through regions where pirates are active. We are insured for a wide range of war risks through membership in a mutual war risk club. Crew and security equipment costs, including costs which may be incurred to the extent we employ onboard security guards, could also increase in such circumstances.

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

Various macroeconomic factors, including high inflation and interest rates, global supply chain constraints, and the effects of overall economic conditions and uncertainties such as those resulting from the current and future conditions in the global financial markets, could adversely affect our business, results of operations, financial condition and ability to pay dividends. Inflation and high interest rates may negatively impact us by increasing our operating costs and our cost of borrowing. Interest rates, the liquidity of the credit markets and the volatility of the capital markets could also affect the operation of our business and our ability to raise capital on favorable terms, or at all. See "Item 5. Operating and Financial Review and Prospects-Results of Operations" for a discussion of the impact of interest rates on our results of operations.

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

If there is an economic slowdown in the Asia Pacific region, especially in China, it may have a negative effect on us of the recent slowdown in the rest of the world. In recent history, China has had one of the world's fastest growing economies in terms of gross domestic product (“GDP”) which had a significant impact on shipping demand. While the growth rate of China's GDP decreased from 5.2% in 2023 to the estimated 4.9% in 2024 and 4.5% in 2025, the market is still volatile. As such, China and other countries in the Asia Pacific region may experience slowed or even negative economic growth in the future. Our financial condition and results of operations, as well as our future prospects, would likely be impeded by an economic downturn in any of these countries.

An increase in trade protectionism, the unravelling of multilateral trade agreements and a decrease in the level of China’s export of goods and import of raw materials could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

Our operations expose us to the risk that increased trade protectionism may adversely affect our business. Recently, government leaders have declared that their countries may turn to trade barriers to protect or revive their domestic industries in the face of foreign imports, thereby depressing the demand for shipping.

The U.S. government has made statements and taken actions that may impact U.S. and international trade policies, including tariffs affecting certain Chinese industries. Additionally, the Trump administration has imposed, and may impose additional, tariffs on imports from Canada, Mexico and China as well as other countries. It is unknown whether and to what extent new tariffs (or other new laws or regulations) will be adopted by the U.S. and other countries, or the effect that any such actions would have on us or our industry. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes further retaliatory trade actions due to ongoing international trade tensions, such changes could have an adverse effect on our business, results of operations and financial condition.

Additionally, the U.S. trade war with China may escalate beyond tariffs with a proposal by the Trump administration to impose significant fees on any vessel entering a U.S. port where that vessel is owned by a Chinese shipping company or by a vessel operator whose fleet includes one or more Chinese-built vessels or that has newbuilding orders at a Chinese shipyard. The proposal of the U.S. trade representative (“USTR”), if adopted as proposed, would require Chinese shipping company’s-to pay up to $1 million per port call and those operating Chinese-built vessels to be charged up to $1.5 million per U.S. port call, depending on the percentage of vessels in their fleet built at Chinese shipyard or newbuilding orders with Chinese shipyards. It is unknown whether and to what extent these new port fees on Chinese shipping companies and vessels will be adopted, or the effect that they would have on us or our industry generally. We currently own and operate 29 Chinese-built vessels.

Furthermore, the government of China has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods, which may reduce the supply of goods available for export. Many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition.

Restrictions on imports, including in the form of tariffs, could have a major impact on global trade and demand for shipping. Specifically, increasing trade protectionism in the markets that our charterers serve may cause an increase in (i) the cost of goods exported from exporting countries, (ii) the length of time required to deliver goods from exporting countries, (iii) the costs of such delivery and (iv) the risks associated with exporting goods. These factors may result in a decrease in the quantity of goods to be shipped. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade, including trade between the United States and China. These developments would also have an adverse impact on our charterers’ business, operating results and financial condition which could, in turn, affect our charterers’ ability to make timely charter hire payments to us and impair our ability to renew charters and grow our business. Any of these developments could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders.

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

In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region, in the Black Sea in connection with the war between Russia and the Ukraine, and in and around the Red Sea with attacks on vessels by Houthi groups in connection with the conflict between Israel and Hamas. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia, among others. Any of these occurrences could have a material adverse impact on our future performance, results of operation, cash flows and financial position.

Beginning in February of 2022, the United States, the United Kingdom and the European Union, among other countries, announced various economic sanctions against Russia in connection with the war in the Ukraine. The ongoing conflict could result in the imposition of further economic sanctions or new categories of export restrictions against individuals or entities in or connected to Russia. While in general much uncertainty remains regarding the global impact of the war in Ukraine, it is possible that such tensions could adversely affect our business, financial condition, operating results and cash flows.

The United States has issued several Executive Orders that prohibit certain transactions related to Russia, ,including prohibitions on the importation of certain Russian energy products into the United States (including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal), and all new investments in Russia by U.S. persons, among other prohibitions and export controls, and has issued numerous determinations authorizing the imposition of sanctions on persons who operate or have operated in the energy, metals and mining, and marine sectors of the Russian Federation economy, among others. Increased restrictions on these sectors, or the expansion of sanctions to new sectors, may pose additional risks that could adversely affect our business and operations.

Furthermore, the United States, in conjunction with the G7, have implemented a Russian petroleum “price cap policy” which prohibits a variety of specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging, and customs brokering. An exception exists to permit such services when the price of the seaborne Russian oil does not exceed the relevant price cap; but implementation of this price exception relies on a recordkeeping and attestation process that requires each party in the supply chain of seaborne Russian oil to demonstrate or attest that oil has been purchased at or below the price cap. Further, effective as of February 27, 2025, the United States has also prohibited the provision of petroleum services by U.S. persons to persons located in Russia. An exception exists for the provision of petroleum services in certain specified circumstances, including for the provision of services for products purchased at or below the aforementioned price caps. Violations of the prohibition on petroleum services or the price cap policy, including the risk that information, documentation, or attestations provided by parties in the supply chain are later determined to be false, may pose additional risks adversely affecting our business, including, but not limited to, fines, penalties, criminal proceedings and secondary sanctions.

Our business could also be adversely impacted by trade tariffs, trade embargoes or other economic sanctions that limit trading activities between the United States or other countries with countries in the Middle East, Asia, or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures, including as a result of ongoing tensions involving Russia, Iran, and China and the current conflicts in the Middle East. This could have a material adverse effect on our business, financial condition and operating results.

If our vessels call at ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government, the United Kingdom, the European Union, the United Nations or other governmental authorities, or engage in other transactions or dealings that would be violative of applicable sanctions laws, it could lead to monetary fines or penalties and adversely affect our reputation and the market for our ordinary shares.

Although we intend to maintain compliance with all applicable sanctions and embargo laws, and we endeavor to take precautions reasonably designed to mitigate such risks, it is possible that, in the future, our vessels may call on ports located in sanctioned countries or territories, or engage in other such transactions or dealings that would be violative of applicable sanctions, on charterers’ instructions and/or without our consent. If such activities result in a violation of sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our ordinary shares could be adversely affected.

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

The laws and regulations of these different jurisdictions vary in their application and do not all apply to the same covered persons or proscribe the same activities. In addition, the sanctions and embargo laws and regulations of each jurisdiction may be amended to increase or reduce the restrictions they impose over time, and the lists of persons and entities designated under these laws and regulations are amended frequently. Moreover, most sanctions regimes provide that entities owned or controlled by the persons or entities designated in such lists are also subject to sanctions. The U.S., U.K., and EU have enacted new sanctions programs in recent years. Additional countries or territories, as well as additional persons or entities within or affiliated with those countries or territories, have, and in the future will, become the target of sanctions. These require us to be diligent in ensuring our compliance with sanctions laws. Further, the U.S. has increased its focus on sanctions enforcement with respect to the shipping sector. Current or future counterparties of ours may be affiliated with persons or entities that are or may be in the future become the subject of sanctions imposed by the United States, U.K., EU and/or other international bodies. If we determine that such sanctions require us to terminate existing or future contracts to which we, or our subsidiaries, are party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected, or we may suffer reputational harm.

As a result of Russia’s actions in Ukraine and the war between Israel and Hamas, the U.S., EU and United Kingdom, together with numerous other countries, have imposed significant economic sanctions which may adversely affect our ability to operate in these regions and also restrict parties whose cargo we carry.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations in 2024, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in our reputation and the market for our securities to be adversely affected and/or some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries or territories identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in countries or territories that we operate in.

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

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel's machinery may be placed on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. We expect our vessels to be on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be dry docked every 30 to 60 months for inspection of its underwater parts. Our vessels also undergo inspections with a view towards compliance under the Ship Inspection Report Programme and the United States Coast Guard (“USCG”) requirements, as applicable.

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

The operation of our vessels is affected by the requirements set forth in the IMO's International Safety Management Code, (the “ISM Code”). The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and for dealing with emergencies. If we fail to comply with the ISM Code, we may be subject to increased liability, including the invalidation of existing insurance or a decrease of available insurance coverage for our affected vessels and such failure may result in a denial of access to, or detention in, certain ports. The U.S. Coast Guard and European Union authorities enforce compliance with the ISM and International Ship and Port Facility Security Code (the “ISPS Code”) and prohibit non-compliant vessels from trading in U.S. and European Union ports. This could have a material adverse effect on our future performance, results of operations, cash flows and financial position. Given that the IMO continues to review and introduce new regulations, it is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale prices or useful lives of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our business and which may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates, and financial assurances with respect to our operations.

Further, government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and may require us to incur significant capital expenditures to keep our vessels in compliance.

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

We have incurred increased costs to comply with revised environmental standards. Additional or new conventions, laws and regulations may be adopted that could require, among others, the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition. Low sulfur fuel is more expensive than standard marine fuel containing 3.5% sulfur content and may become more expensive or difficult to obtain as a result of increased demand. If the cost differential between low sulfur fuel and high sulfur fuel is significantly higher than anticipated, or if low sulfur fuel is not available at ports on certain trading routes, it may not be feasible or competitive to operate our vessels on certain trading routes without installing scrubbers or without incurring deviation time to obtain compliant fuel. Scrubbers may not be available to be installed on such vessels at a favorable cost or at all if we seek them at a later date. Further, there is a risk that if the fuel spread between high sulfur fuel oil and low sulfur fuel oil decreases, we may not be able to recover the investments we have made in our scrubbers with our expected timeframes or at all. In the year ended December 31, 2024, the Company did not incur any costs for the purchase and installation of scrubbers.

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

In addition, in jurisdictions where the “sister ship” theory of liability applies, such as South Africa, a claimant may arrest the vessel which is subject to the claimant's maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. In countries with "sister ship" liability laws, claims might be asserted against us or any of our vessels for liabilities of other vessels that we own. Under some of our present charters, if the vessel is arrested or detained for an extended period as a result of a claim against us, we may be in default of our charter and the charterer may terminate the charter, which will negatively impact our revenues and cash flows.

Governments could requisition our vessels during a period of war or emergency resulting in a loss of earnings.

A government of a vessel’s registry could requisition for title or seize one or more of our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. A government could also requisition one or more of our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Risks Related to Our Business

We are dependent on the spot market and any decrease in spot charter rates in the future may provide an incentive for some charterers to default on their charters, and the failure of our counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business and ability to pay dividends.

As of December 31, 2024, 75 of the 81 vessels, which are owned by us, were employed in the spot market or on short-term or variable rate time charters, and we are therefore exposed to fluctuations in spot market charter rates.

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

We have entered into various contracts, including charter parties with our customers, which subject us to counterparty risks. The ability and willingness of each of the counterparties to perform its obligations under a contract with us or contracts entered into on our behalf will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the shipping sector, the overall financial condition of the counterparty, charter rates received for tankers and the supply and demand for commodities. Should a counterparty fail to honor its obligations under any such contracts we could sustain significant losses that could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to pay dividends. As of December 31, 2024, six of our vessels are currently on time charters with a fixed rate element. The time charters have a remaining duration of less than three years.

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

For vessels on voyage charters, fuel oil, or bunkers, is a significant, if not the largest, expense. Changes in the price of fuel may adversely affect our profitability to the extent we have vessels on voyage charters. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments supply and demand for oil and gas, actions by OPEC and other oil and gas producers, economic or other sanctions levied against oil and gas producing countries, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Any future increase in the cost of fuel may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

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

As of December 31, 2024, six of our vessels are currently on fixed rate charters with an initial duration in excess of 12 months. While our fixed rate time charters generally provide more reliable revenues, they also limit the portion of our fleet available for spot market voyages during an upswing in the tanker industry cycle, when spot market voyages might be more profitable. By the same token, we cannot assure you that we will be able to successfully employ our vessels in the future or renew existing charters at rates sufficient to allow us to operate our business profitably or meet our obligations. A decline in charter or spot rates or a failure to successfully charter our vessels could have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends.

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

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of December 31, 2024, the average age of our fleet is approximately 6.6 years. As our fleet ages we will incur increased costs. Older vessels are typically less fuel efficient than more recently constructed vessels due to improvements in engine and hull technology. Governmental regulations, safety and other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment to some of our vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. As a result, regulations and standards could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to pay dividends.

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

As certain of our current financing agreements have, and our future financing arrangements may have, floating interest rates, typically based on the Secured Overnight Financing Rate (“SOFR”), movements in interest rates could negatively affect our financial performance.

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

As of December 31, 2024, we had $3,744.4 million of outstanding debt. Certain of our debt facilities require us or our subsidiaries to maintain the following financial covenants; minimum value of vessels, value-adjusted equity, positive working capital, and a certain level of free cash.

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

We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) and other anti-bribery legislation. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management. Though we have implemented monitoring procedures and required policies, guidelines, contractual terms and audits, these measures may not prevent or detect failures by our agents or intermediaries regarding compliance.

As a company incorporated under Cyprus law, our operations may be subject to economic substance requirements.

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

The amount and timing of dividends will depend on our earnings, financial condition, cash position, Cyprus law affecting the payment of distributions and other factors. However, we could incur other expenses or contingent liabilities that would reduce or eliminate the cash available for distribution by us as dividends. In addition, the timing and amount of dividends, if any, is at the discretion of our Board. We cannot guarantee that our Board will declare dividends in the future. For more information, please see “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Dividends.”

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

We are required to assess goodwill for impairment at least on an annual basis, or more frequently, if indicators are present or changes in circumstances suggest that impairment may exist. Our future operating performance may be affected by potential impairment charges related to goodwill. The process of evaluating the potential impairment of goodwill is subjective and requires significant judgment at many points during the analysis. A description of our material accounting policies and critical accounting estimates can be found in Note 2 to our consolidated financial statements.

As of December 31, 2024, we had $112.5 million of goodwill on our balance sheet. Any goodwill impairment loss would negatively impact our results of operations and financial position.

The aging of our fleet may result in increased operating costs or loss of hire in the future, which could adversely affect our earnings.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of December 31, 2024, the average age of our owned tanker fleet is approximately 6.6 years. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel-efficient and more costly to maintain than newer vessels due to improvements in engine technology, as well as accumulated damage and wear. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, including environmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions might not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

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

C.K. Limited is the trustee of two trusts (the “Trusts”) that indirectly hold all of the shares of Hemen Holding Limited (“Hemen”), our largest shareholder. Accordingly, C.K. Limited, as trustee, may be deemed to beneficially own the 79,145,703 of our ordinary shares, representing 35.6 % of our outstanding shares that are owned by Hemen. Mr. Fredriksen established the Trusts for the benefit of his immediate family. Beneficiaries of the Trusts do not have absolute entitlement to the Trust assets and thus disclaim beneficial ownership of all of our ordinary shares owned by Hemen. Mr. Fredriksen is neither a beneficiary nor a trustee of either Trust and has no economic interest in such ordinary shares. He disclaims any control over and all beneficial ownership of such ordinary shares, save for any indirect influence he may have with C.K. Limited, as the trustee of the Trusts, in his capacity as the settlor of the Trusts. Please see “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders.”

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

Hemen is also a principal shareholder of a number of other large publicly traded companies involved in various sectors of the shipping and oil services industries (the “Hemen Related Companies”). In addition, certain of our directors, including Mr. Lorentzon, Mr. O’Shaughnessy, Mr. Jakobsen, and Mr. Svanevik also serve on the boards of one or more of the Hemen Related Companies, including but not limited to, SFL Corporation Ltd (“SFL”), Archer Limited, Avance Gas Holding Ltd. (“Avance Gas”), Flex LNG Ltd and Paratus Energy. On March 12, 2025, Hemen disposed of its entire shareholding in Golden Ocean Group Limited (“Golden Ocean”) via a sale to a third party, at which time Golden Ocean ceased to be affiliated with us. There may be real or apparent conflicts of interest with respect to matters affecting Hemen and other Hemen Related Companies whose interests in some circumstances may be adverse to our interests. Our directors may devote less time to us than if they were not engaged in other business activities and may owe fiduciary duties to the shareholders of other companies with which they may be affiliated, including those companies listed above.

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

As of December 31, 2024, we employed 85 people in our offices in Cyprus, the United Kingdom, Singapore, Norway and China. We contract with third party ship managers to manage and operate our vessels, including the crewing of those vessels. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out as we expect and could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

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

We may be, from time to time, involved in various litigation matters and arbitration proceedings. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, asbestos and other toxic tort claims, employment matters, governmental claims for taxes or duties, and other litigation that arises in the ordinary course of our business. Although we intend to defend these matters vigorously, we cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve them may have a material adverse effect on us. Insurance may not be applicable or sufficient in all cases and/or insurers may not remain solvent which may have a material adverse effect on our financial condition. Please see "Item 8. Financial Information - A. Consolidated Statements and Other Financial Information - Legal Proceedings”.

United States tax authorities could treat the Company as a “passive foreign investment company,” which could have adverse United States federal income tax consequences to United States shareholders.

A foreign corporation will be treated as a “passive foreign investment company,” (“PFIC”) for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of "passive income." For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." United States shareholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to certain distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our current and proposed method of operation, we do not believe that we are, have been or will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering and voyage chartering activities as services income, rather than rental income. Accordingly, we believe that our income from these activities does not constitute “passive income,” and the assets that we own and operate in connection with the production of that income do not constitute assets that produce, or are held for the production of, "passive income."

Although there is no direct legal authority under the PFIC rules addressing our method of operation there is substantial legal authority supporting our position consisting of case law and United States Internal Revenue Service (the “IRS”) pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States shareholders will face adverse United States federal income tax consequences. Under the PFIC rules, unless those shareholders make an election available under the United States Internal Revenue Code of 1986, as amended (the “Code”) (which election could itself have adverse consequences for such shareholders, as discussed below under "Taxation-United States Federal Income Tax Considerations"), such shareholders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our ordinary shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of our ordinary shares. See "Taxation-United States Federal Income Tax Considerations-Passive Foreign Investment Company Status and Significant Tax Consequences" for a more comprehensive discussion of the United States federal income tax consequences to United States shareholders if we are treated as a PFIC.

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

We believe we qualify for this statutory tax exemption for the 2024 taxable year.

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

Frontline is also operating vessels under Cyprus, Maltese, Hong Kong, Liberia and Marshall Island flags for which the Company will pay the required taxes and fees in these particular jurisdictions.

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
•our continued compliance with the listing standards of the New York Stock Exchange (“NYSE”) and the Oslo Stock
Exchange (“OSE”);
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
•sales of our ordinary shares by us or our shareholders;
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

Pursuant to Article 21 of the Company's Articles of Association (the “Articles of Association”) such offer shall be made by a notice from the Company fixing the number (and class) of shares and/or other securities that provide a right to purchase shares of the Company or are convertible into shares which each shareholder is entitled to be allotted and restricting the time (which shall be not less than 14 days) from the notification of the offer or the sending out of the letters to the shareholders in which the offer if not accepted shall be deemed as having been declined and after which time or on receipt of a declaration by the shareholder to whom such notice is given that he declines to accept the shares offered, the Board may allot or otherwise dispose the same to such persons and under such conditions as they deem fit and beneficial to the Company.

The aforesaid pre-emption right of the shareholders can only be excluded or restricted by way of a resolution of the general meeting. Such resolution must be approved by a majority of two thirds of the votes corresponding either to the represented securities or to the represented issued share capital. When at least half of the issued share capital is represented, a simple majority shall be sufficient. A copy of such resolution must be thereafter submitted to the Cyprus Companies’ Registry for registration and publication purposes. Shareholder approval was obtained at Frontline plc’s annual general meeting held on December 12, 2024 to waive their pre-emption rights so that the Company may offer to the public, at the discretion of the Board of Directors, new ordinary shares, debentures or other securities without any shareholder pre-emptive restrictions.

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

As a foreign private issuer, we are not required to comply with applicable NYSE corporate governance requirements, which may result in less protection than is accorded to investors under rules applicable to U.S. domestic issuers.

As a foreign private issuer, we are not required to comply with all of the corporate governance practices followed by U.S. companies under the NYSE listing standards. This may provide less protection than is accorded to investors in U.S. domestic issuers. For a listing and further discussion of how our corporate governance practices differ from those required of U.S. companies listed on the NYSE, please see "Item 16G. Corporate Governance" or visit the corporate governance section of our website at www.frontlineplc.cy. The information on our website is not incorporated by reference into this annual report.

Pre-emption rights for shareholders of the Company’s ordinary shares may be unavailable.

In the case of certain increases in our issued share capital, under Cyprus law, existing holders of shares are entitled to pre-emption rights to subscribe for such shares, unless shareholders disapply such rights by a special resolution at a shareholders’ meeting. These pre-emption rights have been disapplied by Frontline plc’s shareholders in respect of certain new issuances as shareholder approval was obtained at Frontline plc’s annual general meeting held on December 12, 2024 to waive their Pre-Emption Right (defined below) so that the Company may offer to the public, at the discretion of the board of directors, new ordinary shares, debentures or other securities without any shareholder pre-emptive restrictions. For more information, please see “Item 10. Additional Information—B. Memorandum of Association and Bye-Laws – Shareholders’ Rights” and “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.”

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

We are engaged primarily in the ownership and operation of oil and product tankers. We operate through subsidiaries located in Cyprus, Bermuda, the Marshall Islands, Liberia, Norway, the United Kingdom, China and Singapore. We are also involved in the charter, purchase and sale of vessels.

On December 12, 2024, the Company held its annual general meeting of shareholders whereby shareholders approved, among other things, for a period of twelve months with effect from 12:00 p.m. on December 12, 2024, the proposals to exclude the shareholders’ Pre-Emption Right (defined below) with respect to any offer by the Company to the public against cash consideration, as may be decided by the board of directors from time to time, of: (i) a maximum of 377,377,111 ordinary shares of nominal value $1.00 each ranking pari passu with the existing ordinary shares of the Company at a subscription price which shall be determined by the board of directors not lower than $1.00 per share; and (ii) a maximum of 377,377,111 debentures or other securities convertible into ordinary shares of nominal value $1.00 each ranking pari passu with the existing ordinary shares of the Company or options or other securities carrying the right to subscribe for ordinary shares of the Company of nominal value $1.00 each ranking pari passu with the existing ordinary shares of the Company at a subscription price which shall be determined by the board of directors not lower than $1.00 per security.

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

Vessel Acquisitions, Disposals, Redeliveries and Newbuilding Contracts of the Company

In May 2021, the Company entered into an agreement for the acquisition through resale of six latest generation ECO-type VLCC newbuilding contracts at the Hyundai Heavy Industries shipyard in South Korea for an aggregate purchase price of $565.8 million. The Company took delivery of four of the VLCC newbuildings in the year ended December 31, 2022. As of December 31, 2022, the Company’s newbuilding program consisted of two remaining VLCC newbuildings, which were delivered in January 2023. As of December 31, 2023 and 2024, there were no vessels in the Company’s newbuilding program and there were no commitments.

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

In April 2022, the Company announced that its subsidiary, Frontline Shipping Limited (“FSL”), had agreed with SFL Corporation Ltd. (“SFL”) to terminate the long-term charters for two VLCCs, upon the sale and delivery of the vessels by SFL to an unrelated third party. Frontline agreed to a total compensation payment to SFL of $4.5 million for the termination of the current charters. The charters terminated and the vessels were delivered to the new owners in April 2022. The Company recorded a loss on termination of $0.4 million, including the termination payment, in the year ended December 31, 2022.

In January 2023, the Company sold a 2009-built VLCC and a 2009-built Suezmax tanker for gross proceeds of approximately $61.0 million and $39.5 million, respectively. The vessels were delivered to the new owners in January and February, respectively. After repayment of existing debt on the vessels, the transactions generated net cash proceeds of approximately $63.6 million, and the Company recorded a gain on sale of approximately $9.9 million and $2.8 million, respectively, in the year ended December 31, 2023.

In May 2023, the Company sold a 2010-built Suezmax tanker for gross proceeds of $44.5 million. The vessel was delivered to the new owner in June 2023. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of $28.2 million, and the Company recorded a gain on sale of $9.3 million in the year ended December 31, 2023.

In January 2024, the Company announced that it had entered into an agreement to sell its five oldest VLCCs, built in 2009 and 2010, for an aggregate net sales price of $290.0 million. The vessels were delivered to the new owner in March and April 2024. After repayment of existing debt on the vessels, the transaction generated net cash proceeds of $208.0 million, and the Company recorded a gain of $68.6 million in the year ended December 31, 2024.

In January 2024, the Company entered into an agreement to sell one of its oldest Suezmax tankers, built in 2010, for a net sale price of $45.0 million. The vessel was delivered to the new owner in April 2024. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of $32.0 million, and the Company recorded a gain of $11.8 million in the year ended December 31, 2024.

In March 2024, the Company entered into an agreement to sell one of its oldest Suezmax tankers, built in 2010, for a net sale of $46.9 million. The vessel was delivered to the new owner in May 2024. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of $34.0 million, and the Company recorded a gain of $13.8 million in the year ended December 31, 2024.

In June 2024, the Company entered into an agreement to sell its oldest Suezmax tanker, built in 2010, for a net sale price of $48.5 million. The vessel was delivered to the new owner in October 2024. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of $36.5 million, and the Company recorded a gain of approximately $17.9 million in the year ended December 31, 2024.

The Acquisition

On October 9, 2023, Frontline entered into a Framework Agreement (the “Framework Agreement”) with CMB.TECH NV (formerly Euronav NV) (“CMB.TECH”). Pursuant to the Framework Agreement, the Company agreed to purchase 24 VLCCs with an average age of 5.3 years, for an aggregate purchase price of $2,350.0 million from CMB.TECH (the “Acquisition”).

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

In connection with the Acquisition, Frontline and Famatown Finance Limited, a company related to Hemen, (“Famatown”) had agreed to sell all their shares in CMB.TECH (57,479,744 shares, representing in aggregate 26.12% of CMB.TECH’s issued shares) to Compagnie Maritime Belge NV (“CMB”) at a price of $18.43 per share (the “Share Sale”).

In November 2023, all conditions precedent to the Share Sale, including approval of the inter-conditionality of the Share Sale and the Acquisition by the CMB.TECH shareholders and receipt of anti-trust approvals, were fulfilled. The Share Sale closed in November 2023 at which time Frontline sold its 13,664,613 shares in CMB.TECH to CMB for $251.8 million. The proceeds from the Share Sale have been used to partly finance the Acquisition.

On October 9, 2023, Frontline and other Hemen Related Companies entered into a settlement agreement with CMB.TECH. As part of the overall agreements, all rights and claims that CMB.TECH had concerning the entering into, performance and termination of the combination agreement with CMB.TECH and the arbitration action filed by CMB.TECH in January 2023 following Frontline’s withdrawal from the combination agreement were terminated, against nil cash consideration.

B.  BUSINESS OVERVIEW

As of December 31, 2024, the Company’s fleet consisted of 81 vessels owned by the Company (41 VLCCs, 22 Suezmax tankers, 18 LR2/Aframax tankers), with an aggregate capacity of approximately 17.8 million DWT.

Our vessels operate worldwide and therefore management does not evaluate performance by geographical region as this information is not meaningful.

We own various vessel owning and operating subsidiaries. Our operations take place substantially outside of the United States. Our subsidiaries, therefore, own and operate vessels that may be affected by changes in foreign governments and other economic and political conditions. We are engaged in transporting crude oil and its related refined petroleum products and our vessels operate in the spot and time charter markets. Our VLCCs are specifically designed for the transportation of crude oil and, due to their size, are primarily used to transport crude oil from the Middle East Gulf to the Far East, Northern Europe, the Caribbean and the Louisiana Offshore Oil Port. Our Suezmax tankers are similarly designed for worldwide trading, but the trade for these vessels is mainly in the Atlantic Basin, Middle East and Southeast Asia. Our LR2/ Aframax tankers are designed to be flexible, able to transport primarily refined products, but also fuel and crude oil from smaller ports limited by draft restrictions. The vessels will normally trade between the larger refinery centers around the world, being the Gulf of Mexico, Middle East, Rotterdam and Singapore.

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

The tanker industry is highly cyclical, experiencing volatility in profitability, vessel values and freight rates. Freight rates are strongly influenced by the supply of tanker vessels and the demand for oil transportation. Refer to “Item 5. Operating and Financial Review and Prospects - A. Operating Results - Overview” for a discussion of the tanker market in 2023 and 2024.

Similar to structures commonly used by other shipping companies, our vessels are all owned by, or chartered to, separate subsidiaries or associated companies. Frontline Management Cyprus Ltd, Frontline Management AS, Frontline Corporate Services Ltd and Frontline Management (Bermuda) Limited, all wholly owned subsidiaries, which we refer to collectively as Frontline Management, support us in the implementation of our decisions. The Board of Directors is responsible for all strategic decisions of the Company. Frontline Management is responsible for the operational and commercial management of our ship owning subsidiaries, including chartering and insurance, in the execution of the board's strategy. Each of our vessels is registered under the Cyprus, Malta, Marshall Islands, Liberia or Hong Kong flag.

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

•operating a modern and energy-efficient fleet;
•emphasizing operational safety and quality maintenance for all of our vessels and crews;
•ensuring that the work environment on board and ashore always meet the highest standards complying with all safety and health regulations, labor conditions and respecting human rights;
•complying with all current and proposed environmental regulations;
•conducting our business in an honest and ethical manner;
•outsourcing technical management and crewing;
•continuing to achieve competitive operational costs;
•achieving high utilization of our vessels;
•achieving competitive financing arrangements;
•achieving a satisfactory mix of term charters, contracts of affreightment and spot voyages; and
•developing and maintaining relationships with major oil companies and industrial charterers.

We continue to have a strategy of outsourcing, which includes the outsourcing of management, crewing and accounting services to a number of third party and competing suppliers. The technical management of our vessels is provided by third party ship management companies. Pursuant to management agreements, each of the third party ship management companies provides ship maintenance, crewing, technical support, shipyard supervision and related services to us. A central part of our strategy is to benchmark operational performance and cost level amongst our ship managers. Currently, our vessels are crewed with Ukrainian, Croatian, Romanian, Indian, Filipino and Panamanian officers and crews, or combinations of these nationalities.

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

The Company's business strategy is fundamental to balancing the interests and expectations of all its stakeholders, including investors, analysts, employees, customers, suppliers, and communities, and ultimately creating long-term value. As part of this strategy, Frontline continues to focus on operating a modern and energy-efficient fleet as demonstrated by the Acquisition and recent sales of its oldest vessels. As of December 31, 2024, all but one vessel in the Company's fleet were ECO vessels and 45 were scrubber-fitted vessels with a total average age of 6.6 years, making it one of the youngest and most energy-efficient fleets in the industry.

This long-term focus on operating a modern, energy efficient fleet has positioned it well to mitigate the risks and capitalize on the opportunities provided by the ever-increasing environmental laws and regulations. Based on the Company's 2024 verified emissions data, its fleet outperformed the IMO’s and the Poseidon Principles’ decarbonization trajectories, continuing its journey as a segment leader.

Frontline is committed to ensuring a safe and inclusive work environment where human rights are respected, workers are entitled to fair and respectful working conditions, and the well-being of all employees is prioritized. Frontline’s number one priority is the health and safety of its people, including the thousands of seafarers employed by the ship management companies it partners with. Frontline is fully committed to respecting fundamental human and labor rights in its business operations and value chain.

Frontline has a comprehensive Compliance Program led by its Head of Compliance, ensuring that it conducts business in an honest and ethical manner. This includes robust policies and procedures intended to mitigate the risks of its industry and operations, annual risk assessments by external advisors, training, third party audits, internal systems and controls, remediation, and investigations, as well as quarterly reporting to the Audit and Risk Committee. As a result, the Company can monitor and comprehend emerging challenges arising not only from laws, regulations, and public authorities, but also from the expectations of its key stakeholders, such as investors, banks and customers.

Customers

No customers in the years ended December 31, 2024, 2023 or 2022 individually accounted for 10% or more of the Company's consolidated operating revenues.

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

A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the USCG harbor master or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels.

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

The International Maritime Organization (“IMO”) which is the United Nations' agency for maritime safety and the prevention of pollution by vessels, has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as “MARPOL,” the International Convention for the Safety of Life at Sea of 1974 (“SOLAS”) Convention, and the International Convention on Load Lines of 1966. MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to drybulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997; new emissions standards, titled IMO-2020, took effect on January 1, 2020.

In 2013, the IMO’s Marine Environmental Protection Committee (“MEPC”) adopted a resolution amending MARPOL Annex I Condition Assessment Scheme (“CAS”). These amendments became effective on October 1, 2014, and require compliance with the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers (“ESP Code”) which provides for enhanced inspection programs. We may need to make certain financial expenditures to comply with these amendments.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits “deliberate emissions” of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below. Emissions of “volatile organic compounds” from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls) are also prohibited. We believe that all our vessels are currently compliant in all material respects with these regulations.

The MEPC adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships, with the exception of vessels fitted with scrubbers which can carry fuel of higher sulfur content, were adopted and took effect March 1, 2020. These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.

Sulfur content standards are even stricter within certain “Emission Control Areas,” or ECAs. As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, Mediterranean Sea area, North Sea area, North American area and United States Caribbean area. The Mediterranean Sea became an ECA on May 1, 2024, and compliance obligations will begin May 1, 2025. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. On December 15, 2022, MEPC 79 adopted the designation of a new ECA in the Mediterranean, with an effective date of May 1, 2025. In July 2023, MEPC 80 announced three new ECA proposals, including the Canadian Arctic waters and the North-East Atlantic Ocean, which were adopted in draft amendments to Annex IV that will enter into force in March 2026. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA, or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (“NOx”) standards in ECAs will go into effect. Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx produced by vessels with a marine diesel engine installed and constructed on or after January 1, 2016.

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

As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection having commenced on January 1, 2019. The IMO used such data as part of its initial roadmap for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.

As of January 1, 2013, MARPOL mandated certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans (“SEEMP”) and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (“EEDI”). Under these measures, all new ships built now must be 30% more energy efficient than those built in 2014. MEPC 75 adopted amendments to MARPOL Annex VI which brought forward the effective date of the EEDI’s “phase 3” requirements from January 1, 2025 to April 1, 2022 for several ship types, including gas carriers, general cargo ships, LNG carriers and oil tankers.

Additionally, in 2022, MEPC 75 amended Annex VI to impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”). The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. All ships above 400 gross tonnage must also have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP needs to include certain mandatory content. That same year, MEPC 75 amended MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil by ships in Arctic waters on and after July 1, 2024. The draft amendments introduced at MEPC 75 were adopted at the MEPC 76 session in June 2021 and entered into force on November 1, 2022, with the requirements for EEXI and CII certification that came into effect on January 1, 2023. Any vessels that will not meet this new EEXI requirement will need to adopt energy-saving/emission reducing technology, through retrofits, to reach compliant levels. This creates a vast array of implications for the tanker industry going forward. Recycling of older ships could accelerate as the investments to comply with regulations are not feasible. One of the most efficient ways of reducing emissions is reducing power, this would in turn limit vessel speed and with that supply.

MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic. MEPC 79 adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. MEPC 79 revised the EEDI calculation guidelines to include a CO2 conversion factor for ethane, a reference to the updated ITCC guidelines, and a clarification that in case of a ship with multiple load line certificates, the maximum certified summer draft should be used when determining the deadweight. These amendments entered into force on May 1, 2024. In July 2023, MEPC 80 approved the plan for reviewing CII regulations and guidelines, which must be completed at the latest by January 1, 2026. This review commenced at MEPC 82 in Fall 2024, and there will be no immediate changes to the CII framework, including correction factors and voyage adjustments, before the review is completed.

While we have incurred increased costs to comply with these revised standards such costs have not been material. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.

Safety Management System Requirements

The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills. The Convention of Limitation of Liability for Maritime Claims (“LLMC”) sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. We believe that our vessels are in substantial compliance with SOLAS and LLMC standards.

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

Regulation II-1/3-10 of the SOLAS Convention governs ship construction and stipulates that ships over 150 meters in length must have adequate strength, integrity and stability to minimize risk of loss or pollution. Goal-based standards amendments in SOLAS regulation II-1/3-10 entered into force in 2012, with July 1, 2016 set for application to new oil tankers and bulk carriers. The SOLAS Convention regulation II-1/3-10 on goal-based ship construction standards for bulk carriers and oil tankers, which entered into force on January 1, 2012, requires that all oil tankers and bulk carriers of 150 meters in length and above, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers.

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements. Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. Additional amendments, which came into force on June 1, 2022, include (1) addition of a definition of dosage rate, (2) additions to the list of high consequence dangerous goods, (3) new provisions for medical/clinical waste, (4) addition of various ISO standards for gas cylinders, (5) a new handling code, and (6) changes to stowage and segregation provisions. The newest edition of the IMDG Code took effect on January 1, 2024, although the changes are largely incremental.

The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers (“STCW”). As of February 2017, all seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate. Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.

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

In June 2022, SOLAS also set out new amendments that will take effect January 1, 2024, which include new requirements for: (1) the design for safe mooring operations, (2) the Global Maritime Distress and Safety System, (3) watertight integrity, (4) watertight doors on cargo ships, (5) fault-isolation of fire detection systems, (6) life-saving appliances, and (7) safety of ships using LNG as fuel. The only mandatory requirement is in connection with the safe design of mooring operations. The requirements will apply only to new cargo and passenger ships constructed on or after January 1, 2024. However, the maintenance and inspection requirements will be given retrospective application for all ships, and we must align our guidelines.

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

The MEPC maintains guidelines for approval of ballast water management systems (G8). At MEPC 72, amendments were adopted to extend the date existing vessels are subject to certain ballast water standards. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Those standards have been in force since 2019, and for most ships, compliance with the D-2 standard involved installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). Since September 2024, all ships have been required to meet the D-2 standard. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments have entered into force on June 1, 2022. In December 2022, MEPC 79 agreed that it should be permitted to use ballast tanks for temporary storage of treated sewage and grey water. MEPC 79 also established that ships are expected to return to D-2 compliance after experiencing challenging uptake water and bypassing a BWM system should only be used as a last resort.

In July 2023, MEPC 80 approved a plan for a comprehensive review of the BWM Convention over the next three years and the corresponding development of a package of amendments to the Convention. MEPC 80 also adopted further amendments relating to Appendix II of the BWM Convention concerning the form of the Ballast Water Record Book, which are expected to enter into force in February 2025. A protocol for ballast water compliance monitoring devices and unified interpretation of the form of the BWM Convention certificate were also adopted. In March 2024, MEPC 81 adopted amendments to the BWM Convention concerning the use of Ballast Water Record Books in electronic form, which are expected to enter into force in October 2025. Pursuant to the ongoing review, in Fall 2024, MEPC 82 approved the 2024 Guidance on ballast water record keeping and reporting, and the 2024 Guidance for Administrations on the type of approval process for ballast water management systems to support harmonized evaluation by Administrations.

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

The IMO adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984, and 1992, and amended in 2000 (the “CLC”). Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner may be strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability expressed using the International Monetary Fund currency unit, the Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner’s actual fault and under the 1992 Protocol where the spill is caused by the shipowner’s intentional or reckless act or omission where the shipowner knew pollution damage would probably result. The CLC requires ships over 2,000 tons covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner’s liability for a single incident. We have protection and indemnity insurance for environmental incidents. P&I Clubs in the International Group issue the required Bunkers Convention “Blue Cards” to enable signatory states to issue certificates. All of our vessels are in possession of a CLC State issued certificate attesting that the required insurance coverage is in force.

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

Anti‑Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti‑fouling Systems on Ships (the “Anti‑fouling Convention”). The Anti‑fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti‑fouling System Certificate (the “IAFS Certificate”) is issued for the first time; and subsequent surveys when the anti‑fouling systems are altered or replaced. Vessels of 24 meters in length or more but less than 400 gross tonnage engaged in international voyages will have to carry a Declaration on Anti-fouling Systems signed by the owner or authorized agent.

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

Compliance Enforcement

Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities prohibit vessels not in compliance with the ISM Code by applicable deadlines from trading in U.S. and European Union ports, respectively. As of the date of this report, each of our vessels is ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future. The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

United States Regulations

The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990 (the “OPA”), established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade or operate within the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.’s territorial sea and its 200 nautical mile exclusive economic zone around the U.S. The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Both OPA and CERCLA impact our operations.

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

iinjury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;
iiinjury to, or economic losses resulting from, the destruction of real and personal property;
iiiloss of subsistence use of natural resources that are injured, destroyed or lost;
ivnet loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;
vlost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and
vinet cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised as a result of political changes. For example, the U.S. Bureau of Safety and Environmental Enforcement’s revised Production Safety Systems Rule

(“PSSR”) effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR.

In January 2021, the Biden Administration issued an executive order temporarily blocking new leases for oil and gas drilling in federal waters, but ultimately, the order was rendered ineffective by a permanent injunction issued by a Louisiana federal court. After being blocked by the courts, in September 2023, the Biden Administration announced a scaled back offshore oil drilling plan, including just three oil lease sales in the Gulf of Mexico. In December 2024, the Biden Administration also gave approval for the sales of oil and gas leases in Alaska. On January 6, 2025, the Biden Administration announced a ban on new offshore oil and gas drilling in more than 625 million acres of U.S. waters on the Atlantic and Pacific coasts and in Alaska, but Louisiana-led states and fossil fuel groups are challenging the ban. The Trump Administration indicated it will attempt to revoke this ban at the beginning of his administration and also proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling.

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

Other United States Environmental Initiatives

The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) (“CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. The CAA also requires states to draft State Implementation Plans (“SIPs”) designed to attain national health-based air quality standards in each state. Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. Our vessels operating in such regulated port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these existing requirements.

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”) thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of WOTUS. In 2019 and 2020, the agencies repealed the prior WOTUS Rule and promulgated the Navigable Waters Protection Rule (“NWPR”) which significantly reduced the scope and oversight of EPA and the Department of the Army in traditionally non-navigable waterways. On August 30, 2021, a federal district court in Arizona vacated the NWPR and directed the agencies to replace the rule with the pre-2015 definition. In January 2023, the revised WOTUS rule was codified in place of the vacated NWPR. On May 25, 2023, the United States Supreme Court ruled in the case Sackett v. EPA that only wetlands and permanent bodies of water with a "continuous surface connection" to "traditional interstate navigable waters" are covered by the CWA, further narrowing the application of the WOTUS rule. In August 2023, the EPA and the Department of the Army issued the final WOTUS rule, effective on September 8, 2023, that largely reinstated the pre-2015 definition and applied the Sackett ruling.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the VIDA, which was signed into law on December 4, 2018 and replaces the 2013 VGP program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under NISA, such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under Clean Water Act (“CWA”), requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA’s promulgation of standards. On September 24, 2024, the EPA finalized its rule on Vessel Incidental Discharge Standards of Performance, which means that the USCG must now develop corresponding regulations regarding ballast water within two years of that date.

Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized. Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of BWTS on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S. initially entered into the agreement, but on June 1, 2017, former U.S. President Trump announced that the United States intends to withdraw from the Paris Agreement, and the withdrawal became effective on November 4, 2020. On January 20, 2021, U.S. President Biden signed an executive order to rejoin the Paris Agreement, which the U.S. officially rejoined on February 19, 2021. In January 2025, President Trump signed an executive order to begin the withdrawal of the United States from the Paris Agreement.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reduce greenhouse gas emissions and notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the ambitions. At MEPC 77, the Member States agreed to initiate the revision of the Initial IMO Strategy on Reduction of GHG emissions from ships, recognizing the need to strengthen the “levels of ambition.” In July 2023, MEPC 80 adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which builds upon the initial strategy’s levels of ambition. The revised levels of ambition include (1) further decreasing the carbon intensity from ships through improvement of energy efficiency; (2) reducing carbon intensity of international shipping; (3) increasing adoption of zero or near-zero emissions technologies, fuels, and energy sources; and (4) achieving net zero GHG emissions from international shipping. Furthermore, the following indicative checkpoints were adopted in order to reach net zero GHG emissions from international shipping: (1) reduce the total annual GHG emissions from international shipping by at least 20%, striving for 30%, by 2030, compared to 2008 levels; and (2) reduce the total annual GHG emissions from international shipping by at least 70%, striving for 80%, by 2040, compared to 2008 levels. In March 2024, MEPC 81 further developed the goal-based marine fuel standard regulating the phased reduction of marine fuel’s GHG intensity as part of its mid-term measures. In Fall 2024, MEPC 82 made further progress on the development of these mid-term measures, and the Committee is expected to approve amendments at MEPC 83 (Spring 2025) for adoption in October 2025.

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

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the Trump Administration issued an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and on August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities. In early 2021, the Biden Administration directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules. The resulting final rule was issued in December 2023. Such rules may be subject to revision or revocation following the change in federal administration beginning in 2025. The EPA or individual states could enact these or other environmental regulations that could affect our operations.

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

On December 18, 2022, the Environmental Council and European Parliament agreed on a gradual introduction of obligations for shipping companies to surrender allowances equivalent to a portion of their carbon emissions: 40% for verified emissions from 2024, 70% for 2025 and 100% for 2026. As of January 1, 2024, maritime shipping was phased into the EU Emission Trading Scheme (“EU ETS”), which applies to cargo and passenger ships of 5,000 gross tonnage or above. All 100% of carbon emissions on voyages and port calls within the EU or European Economic Area (EU/EEA) and 50% of carbon emissions on voyages into or out of the EU/EEA, are subject to the EU ETS. As a result, shipowners will need to purchase and surrender a number of allowances that represent their recorded carbon emission exposure for each fiscal year. The person or organization responsible for the compliance with the EU ETS is the shipping company, defined as the shipowner or any other organization or person, such as the manager or the bareboat charterer, that has assumed the responsibility for the operation of the ship from the shipowner. Furthermore, starting January 1, 2026, the EU ETS regulations will expand to include emissions of two additional greenhouse gases: nitrous oxide and methane. In the year ended December 31, 2024, the Company incurred costs of approximately $8.5 million to comply with the EU ETS requirements. Compliance with the EU ETS will result in additional compliance and administration costs as the additional phases take effect.

From January 1, 2025, the EU adopted the FuelEU Maritime regulation, a proposal included in the "Fit-for-55" legislation. FuelEU Maritime sets requirements on the annual average GHG intensity of energy used by ships trading within the EU/EEA. The baseline for the calculation is the average well-to-wake GHG intensity of the bal fleet in 2020. This will start at a 2% reduction in 2025, increasing to 6% in 2030, and accelerating from 2035 to reach an 80% reduction by 2050. Similar to EU ETS, compliance with the FuelEU Maritime, and additional EU regulations which are part of the EU’s Fit-for-55, could also affect our financial position in terms of compliance and administration costs when they take effect.

International Labour Organization

The International Labour Organization is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 (“MLC 2006”). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships that are 500 gross tonnage or over and are either engaged in international voyages or flying the flag of a Member and operating from a port, or between ports, in another country. We believe that all our vessels are in substantial compliance with and are certified to meet MLC 2006.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the U.S. Maritime Transportation Security Act of 2002 (“MTSA”). To implement certain portions of the MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities, some of which are regulated by the EPA.

Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate (“ISSC”) from a recognized security organization approved by the vessel’s flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC. The various requirements, some of which are found in the SOLAS Convention, include, for example, on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status; on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore; the development of vessel security plans; ship identification number to be permanently marked on a vessel’s hull; a continuous synopsis record kept onboard showing a vessel's history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and compliance with flag state security certification requirements.

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

Inspection by Classification Societies

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS. The IACS has adopted harmonized Common Structural Rules (the “Rules”), which apply to oil tankers and bulk carriers contracted for construction on or after July 1, 2015. The Rules attempt to create a level of consistency between IACS Societies. All of our vessels are certified as being “in class” by the applicable Classification Societies (e.g., American Bureau of Shipping., Lloyd's Register of Shipping or DNV).

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

Our protection and indemnity insurance (“P&I insurance”) covers third party liabilities and other related expenses from, among other things, injury or death of crew, passengers and other third parties, claims arising from collisions, damage to cargo and other third party property and pollution arising from oil or other substances. Our current P&I insurance coverage for pollution is the maximum commercially available amount of $1.0 billion per vessel per incident and is provided by mutual protection and indemnity associations. Each of the vessels currently in our fleet is entered in a protection and indemnity association which is a member of the International Group of Protection & Indemnity Clubs. The 12 protection and indemnity associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to re-insure each association's liabilities. The International Group’s website states that the Pool provides a mechanism for sharing all claims in excess of $10.0 million up to, currently, approximately $8.9 billion (up to a maximum of $3.1 billion for any one individual claim). As a member of protection and indemnity associations, which are, in turn, members of the International Group, we are subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations and members of the pool of protection and indemnity associations comprising the International Group.

Our hull and machinery insurance covers actual or constructive total loss from covered risks of collision, fire, heavy weather, grounding and engine failure or damages from the same. Our war risks insurance covers risks of confiscation, seizure, capture, vandalism, terrorism, sabotage and other war-related risks. Our loss-of-hire insurance covers loss of revenue for not less than $20,000 per day for Suezmax tankers and VLCCs for not less than 180 days resulting from an accident covered by the terms of our hull and machinery insurance for each of our vessels, with a 60 day deductible for all Suezmax tankers and VLCCs. Our LR2/Aframax product tankers are insured for not less than $20,000 for 90 days with a deductible of 14 days.

C.  ORGANIZATIONAL STRUCTURE

See Exhibit 8.1 to this Form 20-F for a list of our significant subsidiaries.

D.  PROPERTY, PLANTS AND EQUIPMENT

The Company's Vessels

The following table sets forth certain information regarding the fleet that we operated as of December 31, 2024:

Vessel	Built	Approximate Dwt.	Flag	Type of Employment(1)
VLCCs

Front Duke	2016	299,000	MI	Spot market
Front Duchess	2017	299,000	MI	Spot market
Front Earl	2017	303,000	MI	Spot market
Front Prince	2017	301,000	MI	Spot market
Front Empire	2018	303,000	MI	Spot market
Front Princess	2018	302,000	MI	Spot market
Front Defender	2019	299,000	MI	Spot market
Front Discovery	2019	299,000	MI	Spot market
Front Dynamic	2020	299,000	MI	Spot market
Front Driva	2019	319,000	CY	Spot market
Front Nausta (2)	2019	319,000	CY	Time charter
Front Alta	2022	300,000	MI	Spot market
Front Tweed	2022	300,000	MLT	Spot market
Front Tana	2022	300,000	MI	Spot market
Front Gaula	2022	300,000	MI	Spot market
Front Orkla	2023	300,000	CY	Spot market
Front Tyne	2023	300,000	MI	Spot market
Front Maine	2021	299,600	MI	Spot market
Front Vosso	2017	297,400	LIB	Spot market
Front Rauma	2016	300,000	MI	Spot market
Front Osen	2016	299,000	MI	Spot market
Front Hawke	2017	299,000	MI	Spot market
Front Cloud	2016	299,400	MI	Spot market
Front Neiden	2021	300,200	MI	Spot market
Front Flores	2017	298,600	MI	Spot market
Front Gander	2023	299,200	MI	Spot market
Front Eagle	2020	299,600	LIB	Spot market
Front Beaver	2023	299,200	MI	Spot market
Front Beauly	2023	300,000	MI	Spot market
Front Surna	2016	299,000	LIB	Spot market
Front Naver	2021	300,200	MI	Spot market
Front Eira	2019	299,600	LIB	Spot market
Front Humber	2017	298,800	MI	Spot market
Front Morgan	2021	300,200	MI	Spot market
Front Clyde	2016	299,300	MI	Spot market
Front Forth	2016	299,300	LIB	Spot market
Front Spey	2016	299,500	MI	Spot market
Front Otra	2016	300,000	MI	Spot market
Front Tay	2016	300,000	MI	Spot market
Front Dee	2015	300,000	LIB	Spot market
Front Vefsna	2017	297,400	LIB	Spot market

Suezmax Tankers
Front Ull	2014	157,000	MI	Spot market
Front Idun	2015	157,000	MI	Spot market
Front Brage	2011	157,000	MI	Spot market
Front Crown	2016	157,000	MI	Spot market

Front Challenger	2016	157,000	MI	Spot market
Front Classic	2017	157,000	MI	Spot market
Front Clipper	2017	157,000	MI	Spot market
Front Crystal	2017	157,000	MI	Spot market
Front Coral	2017	158,000	MI	Spot market
Front Cosmos	2017	158,000	MI	Spot market
Front Cascade	2017	157,000	MI	Spot market
Front Sparta	2019	157,000	HK	Spot market
Front Samara (3)	2019	157,000	MLT	Time charter
Front Siena	2019	157,000	HK	Spot market
Front Singapore	2019	157,000	HK	Spot market
Front Seoul	2019	157,000	HK	Spot market
Front Santiago	2019	157,000	HK	Spot market
Front Savannah	2019	157,000	HK	Spot market
Front Suez	2019	157,000	HK	Spot market
Front Shanghai	2019	157,000	HK	Spot market
Front Silkeborg	2019	157,000	HK	Spot market
Front Cruiser	2020	157,000	MI	Spot market

LR2/Aframax Tankers
Front Ocelot	2016	110,000	MI	Spot market
Front Cheetah	2016	110,000	MI	Spot market
Front Lynx	2016	110,000	MI	Spot market
Front Cougar	2016	110,000	MI	Spot market
Front Leopard	2016	110,000	MI	Spot market
Front Jaguar	2016	110,000	MI	Spot market
Front Altair	2016	110,000	MI	Spot market
Front Antares	2017	110,000	MI	Spot market
Front Vega	2017	110,000	MI	Spot market
Front Sirius (4)	2017	110,000	MI	Time charter
Front Castor (5)	2017	110,000	MI	Time charter
Front Pollux	2017	110,000	MI	Spot market
Front Capella	2017	110,000	MI	Spot market
Front Polaris	2018	110,000	MI	Spot market
Front Fusion	2021	110,000	MI	Spot market
Front Future	2021	110,000	MI	Spot market
Front Favour (6)	2021	110,000	MI	Time charter
Front Feature (7)	2021	110,000	MI	Time charter

1.Time Charter includes those contracts with durations in excess of 12 months.
2.In March 2024, the Company entered into a fixed rate time charter to a third party for a three-year period.
3.In April 2024, the Company entered into a variable rate time charter to a third party for a three-year period.
4.In May 2023, the Company entered into a fixed rate time charter to a third party for a two-year period.
5.In April 2023, the Company entered into a fixed rate time charter to a third party for a two-year period.
6.In September 2022, the Company entered into a fixed rate time charter to a third party for a three-year period.
7.In August 2022, the Company entered into a fixed rate time charter to a third party for a three-year period.

Key to Flags:

CY - Cyprus, MLT - Malta, MI – Marshall Islands, HK – Hong Kong, LIB - Liberia.

Other than our interests in the vessels described above, we do not own any material physical properties. We lease office space in various locations, which are not considered material. Further details of our lease commitments can be found in Note 18. to our consolidated financial statements.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

Overview

As of December 31, 2024, the Company’s fleet consisted of 81 vessels owned by the Company (41 VLCCs, 22 Suezmax tankers, 18 LR2/Aframax tankers), with an aggregate capacity of approximately 17.8 million DWT.

A full fleet list is provided in “Item 4. Information on the Company - D. Property, Plants and Equipment” showing the vessels that we own, lease and charter-in as of December 31, 2024.

Fleet Changes

Refer to “Item 4. Information on the Company - A. History and Development of the Company - Vessel Acquisitions, Disposals, Redeliveries and Newbuilding Contracts of the Company” for discussion on acquisitions and disposals of vessels. A summary of the changes in the vessels that we own, lease and charter-in for the years ended December 31, 2024 and 2023 is summarized in the table below.

	2024	2023
VLCCs
At start of period	33	21
Other acquisitions/newbuilding deliveries	13	13
Disposal/lease termination	(5)	(1)
At end of period	41	33
Suezmax tankers
At start and end of period	25	27
Other acquisitions/newbuilding deliveries	—	—
Disposal	(3)	(2)
At end of period	22	25
LR2/Aframax tankers
At start of period	18	18
Disposal	—	—
At end of period	18	18
Total
At start of period	76	66
Other acquisitions/newbuilding deliveries	13	13
Disposal/lease termination	(8)	(3)
At end of period	81	76

Summary of Fleet Employment

As discussed below, our vessels are operated under time charters and voyage charters.

	As of December 31,
	2024		2023
	Number of vessels	Percentage of fleet	Number of vessels	Percentage of fleet
VLCCs
Spot	40	98%	33	100%
Time charter	1	2%	—	—%
	41	100%	33	100%
Suezmax tankers
Spot	21	95%	25	100%
Time charter	1	5%	—	—%
	22	100%	25	100%
LR2/Aframax tankers
Spot	14	78%	14	78%
Time charter	4	22%	4	22%
	18	100%	18	100%
Total fleet
Spot	75	93%	72	95%
Time charter	6	7%	4	5%
	81	100%	76	100%

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

Geopolitical tension continued to affect the freight market, altering trading patterns and ton miles. The volume of oil exported from sanctioned countries has remained elevated in recent years, reaching 18.0% of all waterborne crude and condensate in the beginning of 2024. With such a large part of the overall trade employing questionable actors, an astonishing 11.3% of the global VLCC, Suezmax tanker and Aframax/LR2 tanker fleet is reported to be sanctioned by the US Office of Foreign Asset Control (“OFAC”). The average age of the tanker fleet continues to rise with 17.4% of the above-mentioned asset classes above 20 years of age, the age above which vessels are normally excluded from oil transportation by compliant actors.

Entering 2025, there has been a material increase in the scope and enforcement of sanctions, as well as the willingness to comply. In early January 2025, the Shandong Port Authority publicly stated that it would not accommodate vessels on the OFAC list; a substantial move of self-sanctioning in what is an important oil import hub to China. India, another key actor in this respect, followed suit, and, according to industry sources, this has initiated a positive reversal in oil trading patterns as these major importers shift their focus to compliant oil suppliers, increasing the demand for compliant tonnage. According to industry sources, there is also an increased demand for vessels that are not on the OFAC list, but willing to engage in the trade of Russian crude, further pulling capacity out of the compliant tanker market. These recent events have the potential to turn the tide on compliant tanker demand, which has been under pressure ever since Russia invaded Ukraine and while Iran has had the opportunity to increase their exports.

We have experienced a softer demand growth as Chinese imports decreased. In addition to an overall reduction in volumes, industry sources also point to the surprising growth in Iranian exports, further reducing transportation demand in the compliant market, and softening the balance of the entire global oil trade. We believe the softer demand growth can to a greater degree be explained by overall economic activity. In developed and mature economies, fuel tends to correlate to the general demand of other consumer goods, meaning oil and products demand will continue to be cyclical for many years to come.

Recent years have been characterized by slowing growth in the global crude oil tanker fleet. In 2024, one VLCC was delivered, as compared to 22 VLCCs delivered in 2023. So far in 2025, only one VLCC has been delivered, while five are scheduled to be delivered, representing fleet growth of less than 1%. There are 29 vessels confirmed for delivery in 2026 and 37 in 2027. At the end of 2024, the VLCC fleet totaled 883 vessels and the Suezmax tanker fleet totaled 614 vessels after seven vessels were delivered during the year. The total orderbook in this segment consists of 98 vessels, representing 15.9% of the existing fleet. The LR2 product tanker fleet totaled 446 vessels at the end of 2024, with 183 vessels on order.

The estimated average spot charter rate for a VLCC trading on a standard ‘TD3C’ voyage between the Middle East and China in 2024 was an estimated daily TCE rate of $34,900. This compares to an estimated daily TCE rate of $36,000 in 2023. The average rate for a Suezmax tanker trading on a standard ‘TD20’ voyage between West Africa and Rotterdam in 2024 was an estimated daily TCE rate of $37,000. This compares to an estimated daily TCE rate of $40,400 in 2023. The average rate for an LR2 product tanker trading on a standard ‘TC1’ voyage between the Middle East and Japan was an estimated daily TCE rate of $40,400 in 2024. This compares to an estimated daily TCE rate of $32,100 in 2023.

Global oil consumption averaged 102.8 million barrels per day (“mbpd”) in 2024 as compared to 101.8 mbpd in 2023 according to the EIA. Global oil supply grew by 0.6 mbpd as compared to 2023, averaging 102.8 mbpd in 2024. We continue to observe the trend where non-OPEC countries increase their production as OPEC maintains their supply cut strategy. In 2024, non-OPEC countries increased production by 0.6 mbpd. Asia continues to be the source of demand growth, causing oil to travel further as the Middle Eastern members of OPEC retain a cap on production. Global oil supply is expected to outpace demand in 2025, and global oil inventories may increase if OPEC+ starts their planned unwinding of cuts in April 2025.

Russia-Ukraine War

The sanctions on Russia continue to affect both the oil and the tanker markets. On December 5, 2022, a price cap of $60 per barrel announced by the G7 came into effect, further limiting the flow of Russian crude to the EU. However, the impact from price cap regulation has been muted. There has been a gradual implementation of sanctions since Russia invaded Ukraine in addition to a growing degree of self-sanctioning, which had already redirected a significant share of Russian exports away from Europe towards Asia. According to industry sources Russian shipments of crude to China and India saw a steep increase from 0.9 mbpd in February 2022 to the peak of 3.8 mbpd in April 2023, before stabilizing around 3.0 mbpd in 2024.

Israel-Hamas Conflict

The conflict in Israel and Gaza has heightened tension in the Middle East region and, for a large part of 2024, we have seen the Houthi movement in Yemen target the very important shipping lane between the Red Sea and Gulf of Aden. Initially, it was Israeli interests that were the target of their actions, but the Houthi-linked attacks soon started targeting any shipping traffic through the very narrow straits of Bab al-Mandab between Yemen and Djibouti. The attacks reduced vessel transits between the Mediterranean Sea and Gulf of Aden by close to 50% compared to 2023. Much of the trade between Europe and Asia has been forced to sail the increased distance around Africa, although we still see some actors willing to transit at the cost of their crew’s safety. The recent ceasefire between Israel and Hamas has relieved the current risk to some extent. Due to the longer sailing time between Asia and Europe, rates for tankers saw an increase in the beginning of 2024, initially for large product carriers and subsequently for crude tankers.

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

We have derived our earnings from time charters, voyage charters, pool arrangements and leases. As of December 31, 2024, 75 of our 81 vessels were employed in the voyage charter market or on short-term or variable rate time charters. The tanker industry has historically been highly cyclical, experiencing volatility in profitability, vessel values and freight rates. In particular, freight and charter rates are strongly influenced by the supply of tanker vessels and the demand for oil transportation services.

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

Administrative expenses are comprised of general corporate overhead expenses, including personnel costs, property costs, legal and professional fees and other general administrative expenses. Personnel costs include, among other things, salaries, share-based payment expenses and gains, pension costs, fringe benefits, travel costs and health insurance.

When events and changes in circumstances indicate that the carrying amount of the asset or cash-generating unit (“CGU”) might not be recovered, the Company performs an impairment test whereby the carrying amount of the asset or CGU is compared to its recoverable amount, which is the greater of its value in use and its fair value less cost to sell. An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

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

Marketable securities held by the Company are listed equity securities and are classified and measured at fair value through profit or loss (“FVTPL”) unless the election to present subsequent changes in the investment’s fair value in other comprehensive income (“OCI”) is made.

None of the Company’s interest rate swaps qualify for hedge accounting and changes in fair values are recognized in the Consolidated Statement of Profit or Loss.

Lack of Historical Operating Data for Vessels before their Acquisition (other than those acquired in a Business Combination)

Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, there is no historical financial due diligence process when we acquire vessels. Accordingly, we do not obtain the historical operating data for the vessels from the sellers because that information is not material to our decision to make acquisitions. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel’s classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller’s technical manager and the seller is automatically terminated and the vessel’s trading certificates are revoked by its flag state following a change in ownership.

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
Although vessels are generally acquired free of charter, we have agreed to acquire (and may in the future acquire) some vessels with time charters. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter. It is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer’s consent and the buyer entering into a separate direct agreement with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter, because it is a separate service agreement between the vessel owner and the charterer. When we purchase a vessel and assume a related time charter, we must take the following steps before the vessel will be ready to commence operations:

•obtain the charterer’s consent to us as the new owner;
•in some cases, obtain the charterer’s consent to a new technical manager;
•in some cases, obtain the charterer’s consent to a new flag for the vessel;
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

Results of Operations

Total operating revenues and voyage expenses

			Change
(in thousands of $)	2024	2023	$	%
Voyage charter revenues	1,955,035	1,723,217	231,818	13.5
Time charter revenues	85,073	63,771	21,302	33.4
Administrative income	10,277	15,196	(4,919)	(32.4)
Total operating revenues	2,050,385	1,802,184	248,201	13.8

Other income	112,121	24,080	88,041	365.6

Voyage expenses and commissions	773,434	618,595	154,839	25.0

Voyage charter revenues increased in the year ended December 31, 2024 as compared to the year ended December 31, 2023 primarily due to:

•an increase of $595.0 million due to the acquisition of 24 VLCCs from CMB.TECH since January 1, 2023, and
•an increase of $24.6 million due to the redelivery of two VLCCs from short-term time charters to voyage charters between January 2023 and December 2024.

These factors were offset by:

•a decrease of $198.2 million due to the sale of five Suezmax tankers and six VLCCs since January 1, 2023,
•a decrease of $119.5 million due to decreased market rates, and
•a decrease of $69.1 million as a result of delivery of four Suezmax tankers, two LR2/Aframax tankers and one VLCC on to long-term charters between January 2023 and December 2024.

Time charter revenues increased in the year ended December 31, 2024 as compared to the year ended December 31, 2023 primarily due to:

•an increase of $37.6 million due to the delivery of four Suezmax tankers, two LR2/Aframax tankers and one VLCC on to long-term charters between January 2023 and December 2024.

This decrease was offset by:

•a decrease of $16.1 million due to the redelivery of two VLCCs from short-term time charters to voyage charters between January 2023 and December 2024.

Voyage expenses and commissions increased in the year ended December 31, 2024 as compared to the year ended December 31, 2023 primarily due to:

•an increase of $254.6 million due to the acquisition of 24 VLCCs from CMB.TECH since January 1, 2023,
•an increase of $13.1 million due to fluctuations in bunker prices,
•an increase of $9.5 million due to the redelivery of two VLCCs from short-term time charters to voyage charters between January 2023 and December 2024, and
•an increase of $8.5 million due to the costs incurred under the EU ETS from January 1, 2024.

These factors were offset by:

•a decrease of $75.9 million due to the sale of five Suezmax tankers and six VLCCs since January 1, 2023,
•a decrease of $35.0 million due to a decrease in port costs,
•a decrease of $16.4 million as a result of delivery of four Suezmax tankers, two LR2/Aframax tankers and one VLCC on to long-term time charters between January 2023 and December 2024, and
•a decrease of $3.3 million in commissions as a result of decreased charter rates.

Administrative income primarily comprises the income earned from the technical and commercial management of vessels and newbuilding supervision fees derived from related parties, affiliated companies and third parties. The decrease in the year ended December 31, 2024 as compared to the year ended December 31, 2023 was primarily due to:

•a decrease of $3.0 million in technical management fees earned due to a decrease in the number of vessels under technical management,
•a decrease in newbuilding supervision fees of $1.0 million,
•a decrease in commercial management fees of $0.5 million, and
•a decrease in miscellaneous recharges of $0.5 million.

Other operating income

			Change
(in thousands of $)	2024	2023	$	%
Gain on settlement of claims	—	397	(397)	(100.0)
Gain on sale of vessels	112,079	21,959	90,120	410.4
Gain on pool arrangements	—	1,683	(1,683)	(100.0)
Other gains	42	41	1	2.4
	112,121	24,080	88,041	365.6

Gain on settlement of claims

In the year ended December 31, 2023, the Company recorded an arbitration award of $0.4 million in relation to the failed sale of a vessel.

Gain on sale of vessels

In January 2024, the Company announced that it had entered into an agreement to sell its five oldest VLCCs, built in 2009 and 2010, for an aggregate net sale price of $290.0 million. Three of the vessels were delivered to the new owner during the first quarter of 2024, and the two remaining vessels were delivered in the second quarter of 2024. After repayment of existing debt on the five vessels, the transaction generated net cash proceeds of $208.0 million. The Company recorded a gain of $68.6 million in the year ended December 31, 2024.

In January 2024, the Company entered into an agreement to sell one of its oldest Suezmax tankers, built in 2010, for a net sale price of $45.0 million. The vessel was delivered to the new owner during the second quarter of 2024. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of $32.0 million, and the Company recorded a gain of $11.8 million in the year ended December 31, 2024.

In March 2024, the Company entered into an agreement to sell another one of its oldest Suezmax tankers, built in 2010, for a net sale price of $46.9 million. The vessel was delivered to the new owner during the second quarter of 2024. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of $34.0 million, and the Company recorded a gain of $13.8 million in the year ended December 31, 2024.

In June 2024, the Company entered into an agreement to sell its oldest Suezmax tanker, built in 2010, for a net sale price of $48.5 million. The vessel was delivered to the new owner in October 2024. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of $36.5 million, and the Company recorded a gain of $17.9 million in the year ended December 31, 2024.

In January 2023, the Company sold a 2009-built VLCC, and a 2009-built Suezmax tanker, for gross proceeds of $61.0 million and $39.5 million, respectively. The vessels were delivered to new owners in January and February 2023, respectively. After repayment of existing debt on the vessels, the transactions generated net cash proceeds of $63.6 million, and the Company recorded a gain on sale of $9.9 million and $2.8 million, respectively, in the year ended December 31, 2023.

In May 2023, the Company sold a 2010-built Suezmax tanker, for gross proceeds of $44.5 million. The vessel was delivered to the new owner in June 2023. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of $28.2 million, and the Company recorded a gain on sale of $9.3 million in the year ended December 31, 2023.

Gain (loss) on pooling arrangements

In the year ended December 31, 2023, the Company recorded a $1.7 million gain related to the pooling arrangement with SFL between two of its Suezmax tankers, and two SFL vessels. The pooling arrangement was terminated in June 2023.

Ship operating expenses

			Change
(in thousands of $)	2024	2023	$	%
Ship operating expenses	232,243	176,533	55,710	31.6

Ship operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, lubricating oils and insurance.

Ship operating expenses increased in the year ended December 31, 2024 as compared to the year ended December 31, 2023 primarily due to:

•an increase of $63.3 million due to the acquisition of 24 VLCCs from CMB.TECH and delivery of two VLCC newbuildings since January 1, 2023, and
•an increase of $10.9 million in relation to general cost increases across other categories.

These factors were partially offset by:

•a decrease of $18.4 million due to the sale of five Suezmax tankers and six VLCCs since January 1, 2023.

Administrative expenses

			Change
(in thousands of $)	2024	2023	$	%
Administrative expenses	36,086	53,528	(17,442)	(32.6)

Administrative expenses decreased in the year ended December 31, 2024 as compared to the year ended December 31, 2023 primarily due to:

•a $12.7 million decrease in share-based payment expense, resulting from the revaluation of the synthetic option liability based on the decrease in quoted share price as at December 31, 2024,
•a $3.9 million decrease in legal and professional fees due to higher costs in 2023 related to the terminated combination agreement with CMB.TECH, and
•a $0.8 million decrease in costs incurred in the management of vessels.

Depreciation

			Change
(in thousands of $)	2024	2023	$	%
Depreciation	339,030	230,942	108,088	46.8

Depreciation expense increased in the year ended December 31, 2024 as compared to the year ended December 31, 2023 primarily due to:

•an increase of $133.9 million due to the acquisition of 24 VLCCs from CMB.TECH and delivery of two VLCC newbuildings since January 1, 2023.

These factors were offset by:

•a decrease of $28.6 million due to the sale of five Suezmax tankers and six VLCCs since January 1, 2023.

Finance income

			Change
(in thousands of $)	2024	2023	$	%
Interest income	16,785	16,496	289	1.8
Foreign currency exchange gain	313	1,569	(1,256)	(80.1)
	17,098	18,065	(967)	(5.4)

Interest income in the year ended December 31, 2024 and the year ended December 31, 2023 mainly relates to interest received on bank deposits.

Foreign currency exchange differences relate to movements of U.S. dollar against other currencies used in day-to-day transactions.

Finance expense

			Change
(in thousands of $)	2024	2023	$	%
Interest expense	302,324	178,498	123,826	69.4
Foreign exchange loss	1,023	335	688	205.4
Gain on interest rate swaps	(9,206)	(8,039)	(1,167)	14.5
Other financial expenses	947	542	405	74.7
	295,088	171,336	123,752	72.2

Finance expense increased in the year ended December 31, 2024 as compared to the year ended December 31, 2023 primarily due to:

•an increase of $98.7 million due to additional borrowings relating to the acquisition of 24 VLCCs from CMB.TECH and delivery of two VLCC newbuildings since January 2023,
•an increase of $12.5 million related to the increase in benchmark interest rates on the Company’s floating rate debt,
•an increase of $10.5 million in amortization of capitalized loan issuance costs and debt extinguishment losses,
•an increase of $9.9 million related to the drawdowns on borrowings with related parties, which were fully repaid as of December 31, 2024, and
•an increase of $1.1 million in other financial items and foreign currency exchange losses.

These factors are partially offset by:

•a decrease of $7.7 million due to the sale of five Suezmax tankers and six VLCCs since January 1, 2023, and
•a decrease of $1.2 million due to the increase in gain on interest rate swaps.

Gain on marketable securities

			Change
(in thousands of $)	2024	2023	$	%
Gain (loss) on marketable securities	(3,405)	22,989	(26,394)	(114.8)

On October 9, 2023, in connection with the Acquisition, Frontline and Famatown Finance Limited, a company related to Hemen agreed to sell all their shares in CMB.TECH (57,479,744 shares, representing in aggregate 26.12% of CMB.TECH’s issued shares) to Compaignie Maritime Belge NV (“CMB”) at a price of $18.43 per share. The proceeds of the sale of the shares have been used to partly finance the Acquisition. In the year ended December 31, 2023, the Company recognized a gain on marketable securities in relation to the CMB.TECH shares of $19.0 million.

In the year ended December 31, 2024, the Company recognized loss on marketable securities of $3.4 million (2023: $4.0 million gain), primarily due to the revaluation of the shares held in Avance Gas.

Share of results of associated company

			Change
(in thousands of $)	2024	2023	$	%
Share of results of associated company	(599)	3,383	(3,982)	(117.7)

In the year ended December 31, 2024, the Company recognized a share of results of TFG Marine of a $1.7 million loss (2023: $2.8 million profit).

In the year ended December 31, 2024, the Company recognized a share of results of FMS Holdco Limited of a $1.1 million profit (2023: $0.6 million profit).

See Note 15 to our audited Consolidated Financial Statements included herein for further details on our equity method investments.

Dividends received

			Change
(in thousands of $)	2024	2023	$	%
Dividends received	3,535	36,852	(33,317)	(90.4)

The decrease in dividends received in the year ended December 31, 2024 is due to dividends received in the year ended December 31, 2023 from investments in marketable securities primarily related to the shares held in CMB.TECH up until the date of disposal.

Tax

			Change
(in thousands of $)	2024	2023	$	%
Income tax expense	(7,671)	(205)	(7,466)	3,642.0

The increase in income tax expense in the year ended December 31, 2024 as compared to the year ended December 31, 2023 is due to corporation tax in Cyprus.

For the discussion of our operating results in 2023 compared with 2022, we refer to "Item 5. Operating and Financial Review and Prospects" included in our annual report on Form 20-F for the year ended December 31, 2023, which was filed with the Commission on April 26, 2024.

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

Our short-term liquidity requirements relate to payment of operating costs (including dry docking), funding working capital requirements, repayment of debt financing, payment of newbuilding installments, payment of commitments for upgrading vessels such as for EGCS, BWTS and ongoing decarbonization projects, and maintaining cash reserves against fluctuations in operating cash flows. Sources of short-term liquidity include cash balances, revolving credit facilities. Short-term investments and receipts from our customers. Revenues from time charters are generally received monthly or fortnightly in advance while revenues from voyage charters are received upon completion of the voyage.

As of December 31, 2024 and 2023, we had cash and cash equivalents of $413.5 million and $308.3 million, respectively.

The Company’s loan agreements contain certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital and a value adjusted equity covenant. Cash and cash equivalents include cash balances of $92.6 million (2023: $75.4 million,), which represents 50% (2023: 50%) of the cash required to be maintained by the financial covenants in our loan agreements. The Company is permitted to satisfy up to 50% of the cash requirements by maintaining a committed undrawn credit facility with a remaining availability of greater than 12 months.

Our interest rate swaps can require us to post cash as collateral based on their fair value. As of December 31, 2024 and 2023, no cash was required to be posted as collateral in relation to our interest rate swaps.

As of December 31, 2024, there are no remaining vessels in the Company’s newbuilding program and there are no remaining newbuilding commitments.

As of December 31, 2024, the Company has agreed to provide a $60.0 million guarantee in respect of the performance of its subsidiaries, and two subsidiaries of an affiliate of Hemen, under a bunker supply arrangement with TFG Marine. As of December 31, 2024, there are no amounts payable under this guarantee. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by the Trafigura Group and becomes payable, Frontline shall pay a pro rata amount based on its share of the equity in TFG Marine. The maximum liability under this guarantee is $6.0 million and there are no amounts payable under this guarantee as at December 31, 2024.

In February 2025, the Company entered into a senior secured credit facility in an amount of up to $119.7 million with ING and First Citizens to refinance outstanding debt on two VLCCs and, in addition, to provide revolving credit capacity in an amount of up to $51.6 million. The new facility has a tenor of five years, carries an interest rate of SOFR plus a margin of 165 basis points and has an amortization profile of 18 years commencing on the delivery date from the yard.

In February 2025, the Company entered into a senior secured credit facility in an amount of up to $72.3 million with Crédit Agricole to refinance outstanding debt on a VLCC and, in addition, to provide revolving credit capacity in an amount of up to $25.4 million. The new facility has a tenor of five years, carries an interest rate of SOFR plus a margin of 170 basis points and has an amortization profile of 18 years commencing on the delivery date from the yard.

In February 2025, the Company entered into a senior secured credit facility in an amount of up to $47.0 million with SEB to refinance outstanding debt on one Suezmax tanker and, in addition, to provide revolving credit capacity in an amount of up to $14.9 million. The new facility has a tenor of five years, carries an interest rate of SOFR plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard.

We believe that cash on hand and borrowings under our current and committed credit facilities, along with cash generated from operating activities will be sufficient to fund our requirements for, at least, the twelve months from the date of this annual report.

Medium to Long-term Liquidity and Cash Requirements

Our medium and long-term liquidity requirements include funding the equity portion of investments in new or replacement vessels and repayment of bank loans. Additional sources of funding for our medium and long-term liquidity requirements include cash flows from operations, new loans, refinancing of existing arrangements, equity issues, public and private debt offerings, vessel sales, sale and leaseback arrangements and asset sales.

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated.

(in thousands of $)	2024	2023
Net cash provided by operating activities	736,412	856,181
Net cash used in investing activities	(483,398)	(1,235,456)
Net cash provided by financing activities	(147,804)	433,072
Net change in cash and cash equivalents	105,210	53,797
Cash and cash equivalents at beginning of year	308,322	254,525
Cash and cash equivalents at end of year	413,532	308,322

Net cash provided by operating activities

Net cash provided by operating activities decreased by $119.8 million in the year ended December 31, 2024 as compared to the year ended December 31, 2023.

Net cash provided by operating activities was primarily impacted by: (i) overall market conditions as reflected by TCE rates, (ii) the size and composition of our fleet that we own, lease and charter-in, (iii) whether our vessels were operated under time charters or voyage charters, and (iv) changes in operating assets and liabilities.

i.Our reliance on the spot market contributes to fluctuations in cash flows from operating activities as a result of its exposure to highly cyclical tanker rates. Any increase or decrease in the average TCE rates earned by our vessels will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities. TCE represents operating revenues less other income and voyage expenses. TCE is therefore impacted by both movements in operating revenues, as determined by market freight rates, and voyage expenses, which are primarily comprised of bunker expenses, port charges and canal tolls. In 2024, average market quoted TCE rates decreased for VLCCs, Suezmax tankers and LR2 product tankers as compared to 2023, see “Item 5. Operating Financial Review and Prospects - A. Operating Results”. The net decrease in average quoted market rates led to a $136.7 million decrease in cash provided by operating activities for the year ended December 31, 2024. In addition, a net decrease in voyage expenses, primarily due to lower commissions and port costs, also a component of TCE, in 2024 compared to 2023, resulting in a $16.5 million increase in cash provided by operating activities.

ii.Detailed information on the size and composition of our fleet, along with whether our vessels were operated under time charters or voyage charters, including changes between the periods presented, is disclosed in “Item 5. Operating Financial Review and Prospects - A. Operating Results”. Changes in the size and composition of our fleet resulted in a net increase in cash provided by operating activities of $82.6 million. The increase is primarily due to the acquisition of 24 VLCCs from CMB.TECH and delivery of two VLCC newbuildings, offset by the sale of five Suezmax tankers and six VLCCs, between January 1, 2023 and December 31, 2024. These changes led to an increase of $396.8 million in cash received from revenues. The aforementioned increase was partially offset by the increase in cash paid for voyage expenses, ship operating expenses and interest expense of $314.3 million.

iii.Changes in operating assets and liabilities resulted in an increase in cash provided by operating activities of $4.8 million. The movement in working capital balances are impacted by the timing of voyages, and also by the timing of fueling and consumption of fuel on board our vessels. Revenues for vessels that operate under time charters are typically billed in advance, whereas revenues under voyage charters are typically billed upon completion of a voyage.

In addition to the above factors, net cash provided by operating activities decreased due to the following:

•a $40.6 million decrease in dividends received from marketable securities primarily related to the shares held in CMB.TECH up until the date of disposal.
•a $25.9 million increase in interest expense and debt issuance costs primarily as a result of additional drawdowns on the Company’s fixed and floating rate facilities.
•an increase of $13.0 million in relation to general cost increases.
•an increase in cash outflows in relation to tax payments of $4.5 million.

Net cash used in investing activities

Net cash used in investing activities of $483.4 million in 2024 comprised mainly of:

•additions to newbuildings, vessels and equipment of $915.2 million, consisting of $884.5 million in relation to the remaining 13 VLCCs acquired from CMB.TECH in 2024, $22.4 million capitalized dry docking costs and $8.3 million paid for various vessel upgrades.

This was offset by:

•$431.9 million proceeds from the sale of five VLCCs and three Suezmax tankers.

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

This was offset by:

•$251.8 million proceeds from the sale of investment in CMB.TECH shares,
•$142.7 million proceeds from the sale of two Suezmax tankers tankers and a VLCC vessel, and
•$1.4 million of loan repayment from an associated company.

Net cash provided by financing activities

Net cash used by financing activities in 2024 of $147.8 million was primarily due to:

•debt repayments of $1,880.1 million,
•cash dividends of $434.1 million paid, and
•lease repayments of $0.9 million.

These items were partially offset by:

•debt drawdowns of $2,167.3 million

Net cash provided by financing activities in 2023 of $433.1 million was primarily due to:

•debt drawdowns of $1,609.4 million.

These items were partially offset by:

•debt repayments of $536.6 million,
•cash dividends of $638.9 million paid, and
•lease repayments of $0.9 million.

Equity

Authorized capitalization

The authorized share capital of the Company as of December 31, 2024 is $600,000,000 (2023: $600,000,000) divided into 600,000,000 shares (2023: 600,000,000) of $1.00 nominal value each, of which 222,622,889 shares (December 31, 2023: 222,622,889 shares) of $1.00 nominal value each are in issue and fully paid.

Reconciliation of the Number of Ordinary Shares Outstanding through December 31, 2024

Shares outstanding at January 1, 2022	203,530,979
Shares issued in connection with CMB.TECH share acquisition (see Note 9)	19,091,910
Shares outstanding at December 31, 2022, 2023 and 2024	222,622,889

Borrowing Activities

See Note 17. to our audited Consolidated Financial Statements included herein for further details on the Company’s borrowing activities.

Debt restrictions
The Company’s loan agreements contain loan-to-value clauses, which could require the Company to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, the loan agreements contain certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital and a value adjusted equity covenant. Cash and cash equivalents include cash balances of $92.6 million (2023: $75.4 million), which represents 50% (2023: 50%) of the cash required to be maintained by the financial covenants in our loan agreements. The Company is permitted to satisfy up to 50% of the cash requirements by maintaining a committed undrawn credit facility with a remaining availability of greater than 12 months.

Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. Under those circumstances, the Company might not have sufficient funds or other resources to satisfy its obligations. The Company was in compliance with all of the financial covenants contained in the Company’s loan agreements as of December 31, 2024 and 2023.

C.  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We do not undertake any significant expenditures on research and development, and have no significant interests in patents or licenses.

D.  TREND INFORMATION

The oil tanker and product tanker industry has been highly cyclical, experiencing volatility in charter hire rates and vessel values resulting from changes in the supply of and demand for crude oil and tanker capacity. See “Item 5. Operating and Financial Review and Prospects – A. Operating Results”.

E.  CRITICAL ACCOUNTING ESTIMATES

The preparation of our financial statements in accordance with IFRS requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

See Note 2. to our audited Consolidated Financial Statements included herein for details of all of our material accounting policies, including the accounting policies that are the most critical in fully understanding and evaluating our reported financial results as they require a higher degree of judgment in their application resulting from the need to make estimates about the effect of matters that are inherently uncertain.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors and certain key officers of our wholly owned subsidiary, Frontline Management AS, who are responsible for overseeing our management.

Name	Age	Position
Ola Lorentzon	75	Chairman and Director
John Fredriksen	80	Director
James O’Shaughnessy	61	Director and Audit and Risk Committee Chairman
Steen Jakobsen	60	Director
Cato Stonex	61	Director
Maria Papakokkinou	45	Director
Ørjan Svanevik	58	Director
Lars H. Barstad	54	Chief Executive Officer of Frontline Management AS
Inger M. Klemp	62	Chief Financial Officer of Frontline Management AS

Certain biographical information about each of our directors and executive officers is set forth below.

Ola Lorentzon has been Director of the Company since May 2015. Mr. Lorentzon was the Managing Director of Frontline Management AS, a subsidiary of the Company, from April 2000 until September 2003. Mr. Lorentzon has served as a director of Flex LNG Ltd. since June 2017. Mr. Lorentzon was also a director and Chairman of Golden Ocean until March 2025. Mr Lorentzon was appointed Chairman of the Company in May 2021.

John Fredriksen has been a Director of the Company since November 3, 1997. Mr. Fredriksen was a director of Frontline 2012 at the date of the merger between the Company and Frontline 2012 Ltd. Mr. Fredriksen was also a director of Golden Ocean until March 2025.

James O’Shaughnessy has been a Director and member of the Audit and Risk Committee of the Company since September 2018. Mr. O’Shaughnessy served as an Executive Vice President, Chief Accounting Officer and Corporate Controller of Axis Capital Holdings Limited up to March 26, 2012. Prior to that Mr. O’Shaughnessy has among others served as Chief Financial Officer of Flagstone Reinsurance Holdings and as Chief Accounting Officer and Senior Vice President of Scottish Re Group Ltd., and Chief Financial Officer of XL Re Ltd. at XL Group plc. Mr. O’Shaughnessy received a Bachelor of Commerce degree from University College, Cork, Ireland and is a Chartered Director, Fellow of the Institute of Chartered Accountants of Ireland and an Associate Member of the Chartered Insurance Institute of the UK. Mr. O’Shaughnessy also serves as a director and member of the audit committees of SFL, Golden Ocean, Archer Limited, Avance Gas, and various insurance entities.

Steen Jakobsen has been a Director of the Company since May 2022. Mr. Jakobsen has served as a director of Flex LNG Ltd. since March 2021. Mr. Jakobsen joined Saxo Bank in 2000 and serves as Chief Investment Officer. Mr. Jakobsen was the founder of then Saxo Bank’s renowned Outrageous Predictions. Prior to joining Saxo Bank, he worked with Swiss Bank Corp, Citibank, Chase Manhattan, UBS and served as Global Head of Trading, FX and Options at Christiania (now Nordea). Mr. Jakobsen graduated from the University of Copenhagen in 1989 with a MSc in Economics.

Cato Stonex has been a Director of the Company since December 2023. Mr. Stonex has had a long career in Fund management, initially with J Rothschild Investment Management. He was then a founder partner of Taube Hodson Stonex (THS) for 20 years, which managed institutional portfolios of Global Equity mandates. THS was sold to GAM in 2016, since when he has established Partners Investment Company, which has focused on stock picking in small and mid cap equities, largely in Europe. In 2021 Partners Investment Company became Stonex Capital Partners Ltd and that same year Mr. Stonex also funded WMC Capital Ltd, an investment company focused on the recovery of the global shipping industry. He has also been involved in a range of other business areas. He has been a long-term investor in German property and is a founder and director of Obotritia, a German conglomerate with interests in property, venture capital and banking. Since 2016 he has been a director of two Spanish property companies, Axiare and Arima, the first of which was sold in 2018 and the second which is listed on the Madrid stock exchange. He has a range of other private business interests. He holds an undergraduate degree from the London School of Economics and Political Science, where he served for ten years as a Governor and is now an Emeritus Governor. He has chaired its Development Committee, and is now an advisor to the Endowment Investment Committee. He is closely involved with LSE Ideas, a leading academic think tank. Mr. Stonex was also a director of Golden Ocean until March 2025.

Maria Papakokkinou has been a Director of the Company since December 2024. Dr. Papakokkinou holds the position of Chief Operation Officer and is a member of the board of directors of IXI Fund Managers Ltd, Cyprus and is also a non-executive director in the board of directors of National Bank of Greece (Cyprus) Ltd. She has previously worked as Group Portfolio Manager in IKOS CIF Ltd, Cyprus, as Vice President of the Commodity Derivatives Desk in Citigroup London and as

an associate at the FX and Commodities Trading Desk in JP Morgan Chase, London. She has an honors degree in Mathematics from Imperial College London, an MPhil in Financial Engineering from Sidney Sussex College UK and a PhD in Mathematical Finance from Imperial College, London.

Ørjan Svanevik has been a Director of the Company since December 2024. Mr. Svanevik holds the position of investment director in Seatankers Management Norway. He has broad operational experience, including serving as CEO of Arendals Fossekompani, Head of M&A at Aker and Chief Operating Officer of Kværner, in addition to holding chair – and board positions in listed companies including Mowi, Volue, Seadrill and Archer Limited. Today, Mr Svanevik is a board member of, among others, Axactor, Western Bulk and Paratus Energy. He holds an MSc in Economics and Business Administration (Siviløkonom) from the Norwegian Business School (BI), an MBA from Thunderbird and an AMP from Harvard.

Lars H. Barstad has served as Chief Executive Officer of Frontline Management AS since October 2020, and as Commercial Director since 2015. Mr. Barstad has more than 20 years’ experience in the wider shipping and oil trading industry, firstly as director of Imarex Pte Ltd (now Marex) in Singapore. He joined Glencore Ltd in 2007, working in London as head of FFA trading. In 2012 he moved to Noble Group Ltd, heading up their freight derivatives desk in London with a cross commodities mandate. Mr. Barstad holds a BSc in Financial Economics from BI Norwegian Business School.

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

B.  COMPENSATION

(in thousands of $)	Fixed		Variable	Pension expense	Total	Proportion fixed	Proportion variable
	Base salary	Fees
Ola Lorentzon	—	150	944	—	1,094	14%	86%
John Fredriksen	—	60	472	—	532	11%	89%
James O’Shaughnessy	—	70	472	—	542	13%	87%
Ole B. Hjertaker	—	57	—	—	57	100%	—%
Steen Jakobsen	—	60	—	—	60	100%	—%
Marios Demetriades	—	48	—	—	48	100%	—%
Cato Stonex	—	60	—	—	60	100%	—%
Maria Papakokkinou	—	3	—	—	3	100%	—%
Ørjan Svanevik	—	3	—	—	3	100%	—%
Lars H. Barstad	372	—	2,741	28	3,141	13%	87%
Total	372	511	4,629	28	5,540	16%	84%

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

In December 2021, the Board approved the grant of 1,280,000 synthetic options to employees and board members according to the rules of the Company’s synthetic option scheme approved on December 7, 2021. The synthetic options have a five-year term expiring in December 2026. The vesting period is 12 months for the first 27.5% of options, 24 months for the next 27.5% of options and 36 months for the final 45% of options. The exercise price is NOK 71, which shall increase by NOK 5 on each of December 7, 2023, and December 7, 2024, and will further be adjusted for any distribution of dividends made before the relevant synthetic options are exercised. The synthetic options will be settled in cash based on the difference between the market price of the Company’s shares and the exercise price on the date of exercise. The synthetic options are not subject to a retention period. There were no options awarded in 2022, 2023 or 2024.

The below table details the activity during the reported financial year:

		Opening balance					Closing balance
Name	Vesting date	Options awarded and unvested	Options held	Options vested	Options exercised	Options lapsed	Options awarded and unvested	Options held
Ola Lorentzon	07/12/2022	—	—	—	—	—	—	—
Ola Lorentzon	07/12/2023	—	44,000	—	(44,000)	—	—	—
Ola Lorentzon	07/12/2024	72,000	72,000	(72,000)	(16,000)	—	—	56,000
John Fredriksen	07/12/2022	—	22,000	—	—	—	—	22,000
John Fredriksen	07/12/2023	—	22,000	—	—	—	—	22,000
John Fredriksen	07/12/2024	36,000	36,000	(36,000)	—	—	—	36,000
James O’Shaughnessy	07/12/2022	—	22,000	—	—	—	—	22,000
James O’Shaughnessy	07/12/2023	—	22,000	—	—	—	—	22,000
James O’Shaughnessy	07/12/2024	36,000	36,000	(36,000)	—	—	—	36,000
Lars H. Barstad	07/12/2022	—	110,000	—	—	—	—	110,000
Lars H. Barstad	07/12/2023	—	110,000	—	—	—	—	110,000
Lars H. Barstad	07/12/2024	180,000	180,000	(180,000)	—	—	—	180,000
Total		324,000	676,000	(324,000)	(60,000)	—	—	616,000

At the grant date, the Company’s underlying share price was NOK 65.00. On December 7, 2022, the date on which the first tranche of synthetic options vested, the Company’s underlying share price was NOK 123.60. On December 7, 2023, the date on which the second tranche of synthetic options vested, the Company’s underlying share price was NOK 209.30. On December 7, 2024, the date on which the third tranche of synthetic options vested, the Company’s underlying share price was NOK 172.80.

See Note 21. to our audited Consolidated Financial Statements included herein for further details on the Company’s share option scheme.

C.  BOARD PRACTICES

Pursuant to the Articles of Association and the Cyprus Companies' Law Cap. 113 (the “Law”), the minimum number of Directors shall be not less than two and pursuant to the Articles of Association the maximum number shall be limited to seven. Pursuant to the Articles of Association, Directors hold office for a period of one year from the date of their appointment or until the following annual general meeting of the Company (if their appointment was effected after the date of the previous Annual General Meeting) whereby they shall be eligible at the following annual general meeting to re-election for subsequent one year terms.

We currently have an Audit and Risk Committee, which is responsible for overseeing the quality and integrity of our financial statements and our accounting, auditing and financial reporting practices, our compliance with legal and regulatory requirements, the independent auditor’s qualifications, independence and performance and our internal audit function. In 2018, Mr. James O’Shaughnessy was appointed to serve on the Audit and Risk Committee. Mr. James O'Shaughnessy is the Chairperson and sole member of the Audit and Risk Committee and the Audit and Risk Committee Financial Expert. We have determined that a director may sit on the board of three or more audit committees and such simultaneous service would not impair the ability of such member to effectively serve on the Board or Audit and Risk Committee. For more information, please see “Item 6.A. Directors and Senior Management.

Our Nomination Committee consists of one director, Mr. Ola Lorentzon, and is responsible for identifying and recommending potential candidates to become board members and recommending directors for appointment to board committees.

Our Remuneration Committee consists of two directors, Mr. Ola Lorentzon and Mr. Svanevik, and is responsible for establishing the executive officers’ compensation and benefits.

As a foreign private issuer we are exempt from certain requirements of the NYSE that are applicable to U.S. listed companies. For a listing and further discussion of how our corporate governance practices differ from those required of U.S. companies listed on the NYSE, please see “Item 16G. Corporate Governance” or visit the corporate governance section of our website at www.frontlineplc.cy. The information on our website is not incorporated by reference into this annual report.

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

No variable remuneration has been reclaimed for the Directors or Chief Executive Officer in relation to the years ended December 31, 2024 or 2023.

D.  EMPLOYEES

As of December 31, 2024, we employed approximately 85 people in our offices in Cyprus, the United Kingdom, Norway, Singapore and China, compared to 88 employees in 2023 and 78 employees in 2022. We contract with third party ship managers to provide technical management services in respect of our vessels.

E.  SHARE OWNERSHIP

As of April 7, 2025, the beneficial interests of our directors and officers in our ordinary shares were as follows:

Director or Officer	Ordinary shares of $1.00 each	Percentage of ordinary shares outstanding
Ola Lorentzon	24,000	Less than 1%
John Fredriksen*	198,000*	Less than 1%
James O’Shaughnessy	—	—
Steen Jakobsen	—	—
Maria Papakokkinou	—	—
Ørjan Svanevik	5,000	Less than 1%
Lars H. Barstad	—	—
Inger M. Klemp	300,000	Less than 1%

* Please see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Share-based payment scheme

In December 2021, the Board of Directors approved the grant of 1,280,000 synthetic options to employees and board members according to the rules of the Company’s synthetic option scheme approved on December 7, 2021. The synthetic options have a five year term expiring in December 2026. The vesting period is 12 months for the first 27.5% of options, 24 months for the next 27.5% of options and 36 months for the final 45% of options. The synthetic options will be settled in cash based on the difference between the market price of the Company’s shares and the exercise price on the date of exercise, and as such, have been classified as a liability. As of December 31, 2024, 172,000 synthetic options have been exercised, 86,100 have been forfeited and 1,021,900 remaining outstanding.

F.  DISCLOSURE OF REGISTRANT’S ACTIONS TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

None

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

The following table presents certain information as of March 31, 2025, regarding the ownership of our ordinary shares with respect to each shareholder whom we know to beneficially own more than 5% of our outstanding ordinary shares.

Owner	Number of shares	% (1)
Hemen Holding Ltd. (2)	79,145,703	35.6%
Folketrygdfondet (3)	13,018,183	5.8%

1.Calculated based on 222,622,889 ordinary shares issued and outstanding.
2.C.K. Limited is the trustee of two Trusts that indirectly hold all of the shares of Hemen, our largest shareholder. Accordingly, C.K. Limited, as trustee, may be deemed to beneficially own the 79,145,703 of our ordinary shares, representing 35.6% of our outstanding shares, that are owned by Hemen. Mr. Fredriksen established the Trusts for the benefit of his immediate family. Beneficiaries of the Trusts do not have absolute entitlement to the Trust assets and thus disclaim beneficial ownership of all of our ordinary shares owned by Hemen. Mr. Fredriksen is neither a beneficiary nor a trustee of either Trust and has no economic interest in such ordinary shares. He disclaims any control over and all beneficial ownership of such ordinary shares, save for any indirect influence he may have with C.K. Limited, as the trustee of the Trusts, in his capacity as the settlor of the Trusts.
3.According to its annual report for the year ended December 31, 2024, Folketrygdfondet holds 13,018,183 of our ordinary shares.

Our major shareholders have the same voting rights as our other shareholders. No corporation or foreign government owns more than 50% of our outstanding ordinary shares. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

As of March 25, 2025, 203,528,836 of our outstanding ordinary shares were held in the United States by 41 holders of record, including Cede & Co., the nominee for the Depository Trust Company, which held 203,523,996 of those shares.

B.  RELATED PARTY TRANSACTIONS

See Item 6E. and Note 22. to our audited Consolidated Financial Statements included herein for details of our related party transactions.

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

On July 10, 2022, Frontline entered into a definitive combination agreement (the “Combination Agreement”) for a stock-for-stock combination with CMB.TECH based on an exchange ratio of 1.45 Frontline shares for every 1.0 CMB.TECH share, which was unanimously approved by all the members of Frontline’s Board and by all members of CMB.TECH’s Supervisory Board.

In January 2023, Frontline terminated the Combination Agreement with CMB.TECH in accordance with the provisions of the agreement. On January 18, 2023, Frontline received an emergency arbitration request from CMB.TECH for urgent interim and conservatory measures. On February 7, 2023, the emergency arbitration claims filed by CMB.TECH were fully dismissed by the Emergency Arbitrator and CMB.TECH was ordered to reimburse all costs incurred by Frontline.

On January 28, 2023, Frontline received from CMB.TECH an arbitration request for proceedings on the merits of the termination.

On October 9, 2023, Frontline announced that it had agreed on an integrated solution to the strategic and structural deadlock in CMB.TECH, where Frontline entered into agreements with CMB.TECH for the Acquisition. In connection with the Acquisition, Frontline and Famatown, a company related to Hemen had agreed to sell all their shares in CMB.TECH (representing in aggregate 26.12% of CMB.TECH’s issued shares) to CMB at a price of $18.43 per share (the “Share Sale”).

In November 2023, all conditions precedent to the Share Sale, including approval of the inter-conditionality of the Share Sale and the Acquisition by the CMB.TECH shareholders and receipt of anti-trust approvals, were fulfilled. The Share Sale closed in November 2023 at which time Frontline sold its 13,664,613 shares in CMB.TECH to CMB for $251.8 million. The proceeds from the Share Sale have been used to partly finance the Acquisition.

On October 9, 2023, Frontline and other Hemen Related Companies entered into a settlement agreement with CMB.TECH. As part of the overall agreements, all rights and claims that CMB.TECH had concerning the entering into, performance and termination of the combination agreement with CMB.TECH and the arbitration action filed by CMB.TECH in January 2023 following Frontline’s withdrawal from the combination agreement were terminated, against nil cash consideration.

In June 2024, the Company attended an introductory hearing before the Enterprise Court in Antwerp, Belgium, in response to a summons received from certain funds managed by FourWorld Capital Management LLC (“FourWorld”) in connection with their claims pertaining to the integrated solution for the strategic and structural deadlock within former Euronav NV announced on October 9, 2023, and former Euronav NV’s acquisition of CMB.TECH NV on December 22, 2023. FourWorld claims that the transactions should be rescinded and in addition has requested the court to order Compagnie Maritime Belge NV and Frontline to pay damages in an amount to be determined during the course of the proceedings. A procedural calendar has been agreed and the case is scheduled for oral court pleadings in May 2026, after which a judgment will be rendered. The Company finds the claims to be without merit and intends to vigorously defend against them.

Dividends

In February 2025, we declared a dividend of $0.20 per share for the fourth quarter of 2024. In November 2024, we declared a dividend of $0.34 per share for the third quarter of 2024. In August 2024, we declared a dividend of $0.62 per share for the second quarter of 2024. In May 2024, we declared a dividend of $0.62 for the first quarter of 2024. In February 2024, we declared a dividend of $0.37 per share for the fourth quarter of 2023. In November 2023, we declared a dividend of $0.30 per share for the third quarter of 2023. In August 2023, we declared a dividend of $0.80 per share for the second quarter of 2023. In May 2023, we declared a dividend of $0.70 for the first quarter of 2023. In February 2023, we declared a dividend of $0.30 per share for the third quarter and a dividend of $0.77 per share for the fourth quarter of 2022. In August 2022, we declared a dividend of $0.15 per share for the second quarter of 2022. The timing and amount of dividends, if any, is at the discretion of the Board. We cannot guarantee that our Board will declare dividends in the future.

B. SIGNIFICANT CHANGES

None.

ITEM 9. THE OFFER AND LISTING

The Company’s ordinary shares are traded on the NYSE and OSE under the symbol “FRO”. As at the date of this Annual Report, the Company had 222,622,889 ordinary shares outstanding.

The NYSE is the Company's “primary listing”. As an overseas company with a secondary listing on the OSE, the Company is not required to comply with certain OSE listing rules applicable to companies with a primary listing on the OSE.

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

Shareholders’ Rights
The shares of the Company are ordinary shares which do not confer redemption, conversion, sinking fund rights or other special rights to its holders. Pursuant to the Law and Article 66 of the Company’s Articles of Association every member shall have one vote for each share he holds. The shareholders of the Company are entitled to a percentage of dividends equal to their respective shareholding percentages in the issued share capital of the Company. There are no limitations on the right of non-Cypriots or non-residents of Cyprus to hold or vote on the Company’s ordinary shares.

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

As permitted by Cyprus law, companies may obtain shareholder approval for a waiver of Pre-Emption Rights with respect to the issuance of shares against cash consideration and for the establishment of any employees’ share scheme, share option, share incentive scheme or equity compensation plans and to material revisions thereof. Such waiver may be obtained by the above-mentioned shareholder approvals. Shareholder approval was obtained at Frontline plc’s annual general meeting held on December 12, 2024 to waive their Pre-Emption Rights so that the Company may offer to the public, at the discretion of the board of directors, new ordinary shares, debentures or other securities without any shareholder pre-emptive restrictions. For more information, please see “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.”

Pursuant to the Law and Article 50 of the Company’s Articles of Association the Company in General Meeting may approve by special resolution (75% and more of voting shares) the purchase or acquisition of its own shares either directly or through a person acting in his own name but on behalf of the Company. Pursuant and subject to the provisions of the Law, the monetary consideration of the act of acquisition by the Company of its own shares must be paid from the realized but not distributed profits of the Company.

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

Pursuant to the Company’s Articles of Association the following Directors’ Committees each comprising of one or two Directors have been constituted:

i.Audit and Risk Committee;
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

Calls on Shares
The Directors may, from time to time, make calls upon the members in respect of any money unpaid on their shares (whether on account of the nominal value of the shares or by way of premium) and not made payable by the conditions of allotment thereof at fixed times, provided that no call shall be payable at less than one month from the date fixed for the payment of the last preceding call, and each member shall (subject to receiving at least fourteen days’ notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. A call may be revoked or postponed as the Directors may determine. A call shall be deemed to have been made at the time when the resolution of the Directors authorizing the call was passed and may be required to be paid by installments.

Winding Up
If the Company shall be wound up, the liquidator may, with the sanction of an extraordinary resolution of the Company and any other sanction required by the Law, divide amongst the members, in specie or kind, the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the members or different classes of members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction, shall think fit, but so that no member shall be compelled to accept any shares or other securities whereon there is any liability.

The Amended and Restated Memorandum of Association of the Company has previously been filed as Exhibit 3.5 to the Company's Post-Effective Amendment to its registration statement filed with the Commission on January 5, 2023, and is hereby incorporated by reference into this Annual Report.

C. MATERIAL CONTRACTS

Combination Agreement
On July 10, 2022, Frontline entered into Combination Agreement for a stock-for-stock combination with CMB.TECH based on an exchange ratio of 1.45 Frontline-shares for every 1.0 CMB.TECH share, which was unanimously approved by all the members of Frontline’s Board and by all members of CMB.TECH’s Supervisory Board. In January 2023, Frontline terminated the Combination Agreement with CMB.TECH in accordance with the provisions of the agreement.

The Acquisition
On October 9, 2023, Frontline entered into a Framework Agreement with CMB.TECH. Pursuant to the Framework Agreement, the Company agreed to purchase 24 VLCCs with an average age of 5.3 years, for an aggregate purchase price of $2,350.0 million from CMB.TECH.

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

In connection with the Acquisition, Frontline and Famatown Finance Limited, a company related to Hemen, (“Famatown”) had agreed to sell all their shares in CMB.TECH (57,479,744 shares, representing in aggregate 26.12% of CMB.TECH’s issued shares) to CMB at a price of $18.43 per share.

In November 2023, all conditions precedent to the Share Sale, including approval of the inter-conditionality of the Share Sale and the Acquisition by the CMB.TECH shareholders and receipt of anti-trust approvals, were fulfilled. The Share Sale closed in November 2023 at which time Frontline sold its 13,664,613 shares in CMB.TECH to CMB for $251.8 million. The proceeds from the Share Sale have been used to partly finance the Acquisition.

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

E.  TAXATION

The following discussion summarizes the material United States federal income tax and Cyprus tax consequences to United States Holders, as defined below, of the purchase, ownership and disposition of ordinary shares. This summary does not purport to deal with all aspects of United States federal income taxation and Cyprus taxation that may be relevant to an investor’s decision to purchase ordinary shares, nor any tax consequences arising under the laws of any state, locality or other foreign jurisdiction.

United States Federal Income Tax Considerations

In the opinion of Seward & Kissel LLP, our United States counsel, the following are the material United States federal income tax consequences to us of our activities and to United States Holders of our ordinary shares. The following discussion of United States federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury (“Treasury Regulations”), all of which are subject to change, possibly with retroactive effect. Except as otherwise noted, this discussion is based on the assumption that we will not maintain an office or other fixed place of business within the United States.

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

Based upon the Company's current and anticipated shipping operations, the Company's vessels will operate in various parts of the world, including to or from United States ports. Unless exempt from United States federal income taxation under Section 883 of the Code (“Section 883”) the Company will be subject to United States federal income taxation, in the manner discussed below, to the extent its shipping income is considered derived from sources within the United States.

Application of Section 883

Under the relevant provisions of Section 883, the Company will be exempt from United States federal income taxation on its United States source shipping income if:

•It is organized in a “qualified foreign country,” which is one that grants an equivalent exemption from taxation to corporations organized in the United States in respect of the shipping income for which exemption is being claimed under Section 883, and which the Company refers to as the “country of organization requirement”; and
•It can satisfy any one of the following two ownership requirements for more than half the days during the taxable year:
•the Company’s stock is “primarily and regularly” traded on an established securities market located in the United States or a qualified foreign country, which the Company refers to as the “Publicly-Traded Test”; or
•more than 50% of the Company’s stock, in terms of value, is beneficially owned by any combination of one or more qualified shareholders which, as defined, includes individuals who are residents of a qualified foreign country or foreign corporations that satisfy the country of organization requirement and the Publicly-Traded Test.

The United States Treasury Department has recognized Bermuda, the country of incorporation of the Company prior to its re-domiciliation, Cyprus, the country of incorporation of the Company after its re-domiciliation and certain of its subsidiaries, as a qualified foreign country. In addition, the United States Treasury Department has recognized Liberia, the Republic of the Marshall Islands, Singapore and Bermuda, the countries of incorporation of certain of the Company’s vessel-owning or chartering subsidiaries, as qualified foreign countries. Accordingly, the Company and its vessel owning subsidiaries satisfy the country of organization requirement.

Therefore, the Company’s eligibility for exemption under Section 883 is wholly dependent upon being able to satisfy one of the stock ownership requirements.

The Company currently does not anticipate circumstances under which the Company would be able to satisfy the 50% ownership test described above. The Company’s ability to satisfy the Publicly-Traded Test is described below.

Under the Treasury Regulations, stock of a foreign corporation is considered “primarily traded” on an established securities market in a country if the number of shares of each class of stock that is traded during the taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country. The Company’s ordinary shares were "primarily traded" on the NYSE during the 2024 taxable year.

Under the Treasury Regulations, the Company’s ordinary shares will be considered to be “regularly traded” on the NYSE if: (1) more than 50% of its ordinary shares, by voting power and total value, is listed on the NYSE, referred to as the "Listing Threshold", (2) its ordinary shares are traded on the NYSE, other than in minimal quantities, on at least 60 days during the taxable year (or one-sixth of the days during a short taxable year), which is referred to as the “Trading Frequency Test”; and (3) the aggregate number of its ordinary shares traded on the NYSE during the taxable year are at least 10% of the average number of its ordinary shares outstanding during such taxable year (as appropriately adjusted in the case of a short taxable year), which is referred to as the “Trading Volume Test”. The Trading Frequency Test and Trading Volume Test are deemed to be satisfied under the Treasury Regulations if the Company’s ordinary shares are regularly quoted by dealers making a market in the ordinary shares.

The Company believes that its ordinary shares have satisfied the Listing Threshold, as well as the Trading Frequency Test and Trading Volume Tests, during the 2024 taxable year.

Notwithstanding the foregoing, the Treasury Regulations provide, in pertinent part, that stock of a foreign corporation will not be considered to be “regularly traded” on an established securities market for any taxable year during which 50% or more of such stock is owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons (“5% Shareholders”) who each own 5% or more of the vote and value of such stock, which is referred to as the “50% Override Rule.” For purposes of determining the persons who are 5% Shareholders, a foreign corporation may rely on Schedules 13D and 13G filings with the Commission.

During the 2024 taxable year, 5% Shareholders owned less than 50% of the Company’s ordinary shares for more than half the number of days in the year. Therefore, the Company was not subject to the 50% Override Rule, and therefore the Company believes that it satisfied the Publicly-Traded Test for the 2024 taxable year.

However, the Company may not satisfy the Publicly-Traded Test in future taxable years. In this regard, Hemen, who we believe to be a non-qualified shareholder, currently owns less than 50% of the ordinary shares. If Hemen and other 5% Shareholders hold more than 50% of our ordinary shares, the Company would be subject to the 50% Override Rule for such taxable year unless it could establish that, among the ordinary shares owned by the 5% Shareholders, sufficient shares are owned by qualified shareholders, for purposes of Section 883 of the Code, to preclude non-qualified shareholders from owning 50% or more of the Company’s ordinary shares for more than half the number of days during the taxable year. The requirements of establishing this exception to the 50% Override Rule are onerous and the Company may not be able to satisfy them.

Taxation in Absence of Section 883 Exemption

If the benefits of Section 883 are unavailable for any taxable year, the Company’s United States source shipping income will be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, which the Company refers to as the “4% gross basis tax regime”. Since under the sourcing rules described above, no more than 50% of the Company’s shipping income would be treated as being derived from United States sources, the maximum effective rate of United States federal income tax on the Company’s shipping income would never exceed 2% under the 4% gross basis tax regime.

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

Taxation of United States Holders

The following is a discussion of the material United States federal income tax considerations relevant to an investment decision by a United States Holder, as defined below, with respect to the ordinary shares. This summary is not intended to be applicable to all categories of investors, such as dealers in securities, traders in securities that elect the mark-to-market method of accounting, banks, thrifts or other financial institutions, insurance companies, regulated investment companies, tax-exempt organizations, United States expatriates, persons that hold ordinary shares as part of a straddle, conversion transaction or hedge, persons who own 10% or more, actually or constructively, of our outstanding stock (by vote or value), persons deemed to sell ordinary shares under the constructive sale provisions of the Code, United States Holders whose "functional currency" is other than the United States dollar, holders required to recognize income for United States federal income tax purposes no later than when such item of income is included on an “applicable financial statement,” persons subject to the “base erosion and anti-avoidance” tax, or holders subject to an alternative minimum tax, each of which may be subject to special rules. In addition, this discussion is limited to persons who hold ordinary shares as “capital assets” (generally, property held for investment) within the meaning of Code Section 1221. This summary does not contain a detailed description of all the United States federal income tax consequences to United States Holders in light of their particular circumstances and does not address the Medicare tax on net investment income, or the effects of any state, local or non-United States tax laws. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of ordinary shares.

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

Dividends paid on ordinary shares to a United States Holder which is an individual, trust or estate (a “United States Non-Corporate Holder”) will generally be treated as “qualified dividend income” that is taxable to such shareholder at preferential United States federal income tax rates provided that (1) the ordinary shares are readily tradable on an established securities market in the United States (such as the NYSE on which the ordinary shares are listed); (2) the Company is not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which the Company does not believe it is, has been or will be); and (3) the United States Non-Corporate Holder has owned the ordinary shares for more than 60 days in the 121-day period beginning 60 days before the date on which the ordinary shares become ex-dividend.

Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a United States Holder.

Special rules may apply to any “extraordinary dividend,” generally, a dividend paid by the Company in an amount which is equal to or in excess of 10% of a shareholder’s adjusted tax basis or dividends received within a one-year period that, in the aggregate, exceed 20% of a shareholder’s adjusted tax basis (or fair market value upon the shareholder’s election) in an ordinary share. If the Company pays an “extraordinary dividend” on its ordinary shares that is treated as “qualified dividend income,” then any loss derived by a United States Non-Corporate Holder from the sale or exchange of such ordinary shares will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or other Disposition of Our Ordinary Shares

Assuming the Company does not constitute a passive foreign investment company for any taxable year, a United States Holder generally will recognize taxable gain or loss from U.S. sources upon a sale, exchange or other disposition of the Company's ordinary shares in an amount equal to the difference between the amount realized by the United States Holder from such sale, exchange or other disposition and the United States Holder’s tax basis in the ordinary shares. Such gain or loss will be capital gain or loss and will be treated as long-term capital gain or loss if the United States Holder’s holding period in the ordinary shares is greater than one year at the time of the sale, exchange or other disposition. Long-term capital gains of a United States Non-Corporate Holder are taxable at preferential United States federal income tax rates. A United States Holder's ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special United States federal income tax rules apply to a United States Holder that holds stock in a foreign corporation classified as a passive foreign investment company (“PFIC”) for United States federal income tax purposes. In general, the Company will be treated as a PFIC with respect to a United States Holder if, for any taxable year in which such holder held the Company’s ordinary shares, either;

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

For purposes of determining whether the Company is a PFIC, in general, the Company will be treated as earning and owning its proportionate share of the income and assets, respectively, of any of its subsidiary corporations in which it owns at least 25% of the value of the subsidiary’s stock. Income earned, or deemed earned, by the Company in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute "passive income" unless the Company is treated under specific rules as deriving its rental income in the active conduct of a trade or business.

Based on the Company’s current operations and future projections, the Company does not believe that it is, or that it has been, nor does it expect to become, a PFIC with respect to any taxable year. Although there is no legal authority directly on point, the Company’s belief is based principally on the position that, for purposes of determining whether the Company is a PFIC, the gross income the Company derives or is deemed to derive from the time chartering and voyage chartering activities should constitute services income, rather than rental income. Correspondingly, the Company believes that such income does not constitute passive income, and the assets that the Company or its wholly owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, do not constitute assets that produce, or are held for the production of, passive income for purposes of determining whether the Company is a PFIC.

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

Taxation of United States Holders Making a Timely QEF Election

If a United States Holder makes a timely QEF election, which United States Holder is referred to by the Company as an "Electing United States Holder," the Electing United States Holder must report each year for United States federal income tax purposes its pro rata share of the Company’s ordinary earnings and its net capital gain, if any, for the Company’s taxable year that ends with or within the taxable year of the Electing United States Holder, regardless of whether or not distributions were received from the Company by the Electing United States Holder. The Electing United States Holder's adjusted tax basis in the ordinary shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the ordinary shares and will not be taxed again once distributed. An Electing United States Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of the ordinary shares. A United States Holder will be eligible to make a QEF election with respect to its ordinary shares only if the Company provides the United States Holder with annual tax information relating to the Company. There can be no assurance that the Company will provide such tax information on an annual basis.

Taxation of United States Holders Making a "Mark-to-Market" Election

Alternatively, if the Company were to be treated as a PFIC for any taxable year and, as anticipated, the ordinary shares are treated as "marketable stock," a United States Holder would be allowed to make a Mark-to-Market election with respect to the Company’s ordinary shares. If that election is made, the United States Holder generally would include as ordinary income in each taxable year that the Company is a PFIC the excess, if any, of the fair market value of the ordinary shares at the end of the taxable year over such holder's adjusted tax basis in the ordinary shares. The United States Holder would also be permitted an ordinary loss for each such taxable year in respect of the excess, if any, of the United States Holder's adjusted tax basis in the ordinary shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the Mark-to-Market election. A United States Holder's tax basis in its ordinary shares would be adjusted to reflect any such income or loss amount. In any taxable year that the Company is a PFIC, gain realized on the sale, exchange or other disposition of the ordinary shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the ordinary shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the United States Holder.

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

Taxation of Frontline’s Shipping Income: The Cyprus Tonnage Tax System (“TTS”)

The application of the TTS is optional for owners of EU flagged qualifying vessels which are engaged in a qualifying shipping activity, provided they are Cyprus tax residents. TTS is also available as an option to owners of fleets consisting of EU and non-EU flagged qualifying vessels (“mixed fleet”), which are engaged in qualifying shipping activities, provided they are Cyprus tax residents, and they meet the “Community Flagged Share” requirement. The “Community Flagged Share” requirement is that at the point of opting for TTS, at least a share of the fleet in terms of tonnage must be comprised of Community Ships (the “Reference Share”). If this Reference Share is under 60%, then the Community flagged share on entry must remain unchanged or increase within a period of three years from the date of opting to be taxed under TTS and the commercial and strategic management of the fleet must be carried out within the EU/EEA.

The application of TTS is optional for charterers of qualifying vessels engaged in qualifying shipping activities regardless of the flag of the vessels, provided they are Cyprus tax residents. Charterers of mixed fleets are eligible to apply TTS subject to the “Community Flagged Share” provisions. Where entering the TTS is optional there is an automatic obligation to remain in TTS for 10 years.

Where the activities of an entity are mixed (i.e., involve both qualifying shipping activities and non-qualifying activities) and TTS is applied to the qualifying shipping activities, normal corporation tax shall be applied to the remaining activities.

The Company’s vessel owning and operating entities were admitted to the TTS for the year ended December 31, 2024.

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

Distributions

Dividends paid by a Cyprus tax resident and listed entity to non-Cyprus tax resident shareholders are not subject to taxes in Cyprus. Special Defence Contribution (“SDC”) is payable on dividend distributions to Cyprus tax residents and domiciled non-corporate shareholders at the rate of 17%. Dividend payments to Cyprus tax resident corporate shareholders or Cyprus tax resident but non-domiciled, non-corporate shareholders, shall be exempt from SDC.

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

On October 3, 2023, the Cyprus Ministry of Finance initiated a public consultation to incorporate the EU Directive, aimed at establishing a global minimum tax level for multinational and large-scale domestic enterprise groups, into national legislation. This Directive, originating from the OECD/G20 BEPS Pillar Two Model Rules was voted on by the EU states on December 14, 2022, and seeks to ensure fair taxation practices internationally. The Directive was voted into domestic law on December 18, 2024, (“The Safeguarding of a Global Minimum Level of Taxation of Multinational Enterprise Groups and Large-Scale Domestic Groups in the Union Law of 2023”), with application to financial periods starting on or after December 31, 2023, harmonizing the Cyprus tax framework with the Directive. This new law does not amend the Cyprus Income Tax (“CIT”) legislation but, rather, introduces an additional set of tax rules to be applied alongside the application of CIT and other relevant taxes for MNEs in scope.

The new law introduces the Qualified Income Inclusion Rule (“QIIR”) which is effective for accounting periods beginning on or after December 31, 2023 and the Qualified Undertaxed Profits Rule (“UTPR”) which is effective for accounting periods beginning on or after December 31, 2024.

Cyprus has elected to adopt the Qualifying Domestic Minimum Top Up Tax (“QDMTT”) and will be effective as of January 1, 2025. This will allow Cyprus jurisdiction to collect the top-up tax in its own jurisdiction instead of allowing a foreign jurisdiction to charge top-up taxes elsewhere.

The legislation targets multinational and large domestic enterprise groups with a consolidated revenue exceeding EUR 750 million in two of the last four years before the assessed fiscal year. It proposes a global minimum effective tax rate of 15% and includes specific exemptions (provided that certain conditions are met) for International Shipping Income.

In light of these developments, management is currently evaluating the potential implications of the law on the Company’s operations and financial planning. As these and other tax laws and related regulations change (including changes in the interpretation, approach and guidance of tax authorities), our financial results could be materially impacted.

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

As of December 31, 2024, the Company’s outstanding debt which was at variable interest rates, net of the amount subject to interest rate swap agreements, was $3,204.0 million. Based on this, a one percentage point increase in annual SOFR interest rates would increase its annual interest expense by approximately $32.0 million, excluding the effects of capitalization of interest.

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

Interest Rate Swap Agreements
In February 2016, the Company entered into an interest rate swap with DNB whereby the floating interest on notional debt of $150.0 million was switched to fixed rate. The contract had a forward start date of February 2019. In the year ended December 31, 2020, the Company entered into three interest rate swaps with DNB whereby the floating interest rate on notional debt totaling $250.0 million was switched to a fixed rate. In the year ended December 31, 2020, the Company entered into two interest rate swaps with Nordea Bank whereby the floating interest rate on notional debt totaling $150.0 million was switched to a fixed rate. The aggregate fair value of these swaps at December 31, 2024 was an asset of $24.4 million (2023: $39.1 million) and a liability of nil (2023: nil). The fair value (Level 2) of the Company’s interest rate swap agreements is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves and the current credit worthiness of both the Company and the derivative counterparty. The estimated fair value is the present value of future cash flows. The Company recorded a gain on these interest rate swaps of $9.2 million in 2024 (2023: gain of $8.0 million).

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On December 12, 2024, the Company held its annual general meeting of shareholders whereby shareholders approved, among other things, for a period of twelve months with effect from 12:00 p.m. on December 12, 2024, the proposals to exclude the shareholders’ Pre-Emption Right with respect to any offer by the Company to the public against cash consideration, as may be decided by the Board of Directors from time to time, of: (i) a maximum of 377,377,111 ordinary shares of nominal value $1.00 each ranking pari passu with the existing ordinary shares of the Company at a subscription price which shall be determined by the Board of Directors not lower than $1.00 per share; and (ii) a maximum of 377,377,111 debentures or other securities convertible into ordinary shares of nominal value $1.00 each ranking pari passu with the existing ordinary shares of the Company or options or other securities carrying the right to subscribe for ordinary shares of the Company of nominal value $1.00 each ranking pari passu with the existing ordinary shares of the Company at a subscription price which shall be determined by the Board of Directors not lower than $1.00 per security.

For more information, please see “Item 4. Information on the Company – A. History and Development of the Company” and “Item 10. Additional Information—B. Memorandum of Association and Bye-Laws – Shareholders’ Rights”.

ITEM 15. CONTROLS AND PROCEDURES

a)   Disclosure Controls and Procedures

Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this annual report as of December 31, 2024. Based upon that evaluation, the principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures are effective as of the evaluation date.

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
•Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with the authorizations of Company’s management and directors; and
•Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted the evaluation of the effectiveness of the Company’s internal controls over financial reporting using the control criteria framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in its report entitled Internal Control-Integrated Framework (2013).

Our management with the participation of our principal executive officer and principal financial officer assessed the effectiveness of the design and operation of the Company’s internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31, 2024. Based upon that evaluation, our management with the participation of our principal executive officer and principal financial officer concluded that the Company’s internal controls over financial reporting are effective as of December 31, 2024.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2024 has been audited by PricewaterhouseCoopers AS, an independent registered public accounting firm, as stated in their report which appears herein.

c)   Attestation Report of Independent Registered Public Accounting Firm

The independent registered public accounting firm that audited the consolidated financial statements, PricewaterhouseCoopers AS, has issued an attestation report on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024, appearing under “Item 18. Financial Statements”, and such report is incorporated herein by reference.

d)   Changes in internal control over financial reporting

There were no changes in the Company’s internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board has determined that Mr. James O’Shaughnessy is an independent director as determined in accordance with the NYSE's listing standards and audit committee financial expert.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Company’s principal accountant for 2024 and 2023 was PricewaterhouseCoopers AS (PCAOB ID 01318). The following table sets forth for the two most recent fiscal years the fees paid or accrued for audit and services provided to the Company by PricewaterhouseCoopers AS and other PwC Network firms.

(in thousands of $)	2024	2023
Audit Fees (a)	1,792	1,474
Audit-Related Fees (b)	—	—
Tax Fees (c)	—	—
All Other Fees (d)	5	15
Total	1,797	1,489

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

The Company’s Board has adopted pre-approval policies and procedures in compliance with paragraph (c) (7)(i) of Rule 2-01 of Regulation S-X that require the Board to approve the appointment of the independent auditor of the Company before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company. All services provided by the principal auditor in 2024 and 2023 were approved by the Board pursuant to the pre-approval policy.

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

ITEM 16G. CORPORATE GOVERNANCE

Pursuant to an exception under the NYSE listing standards available to foreign private issuers, we are not required to comply with all of the corporate governance practices followed by U.S. companies under the NYSE listing standards, which are available at www.nyse.com. Pursuant to Section 303A.11 of the NYSE Listed Company Manual, we are required to list the significant differences between our corporate governance practices and the NYSE standards applicable to listed U.S. companies. Set forth below is a list of those differences:

•Independence of Directors. The NYSE requires that a U.S. listed company maintain a majority of independent directors and applies different standards for the independence of directors. There is, however, no requirement under Cyprus law requiring a company maintain a majority of independent directors. As permitted under Cyprus law and our Amended and Restated Memorandum and Articles of Association, four members of our Board of Directors, Mr. Ola Lorentzon, Mr. James O’Shaughnessy, Mr. Steen Jakobsen, and Dr. Maria Papakokkinou are independent according to the NYSE's standards for independence applicable to a foreign private issuer.

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

•Nominating/Corporate Governance Committee. The NYSE requires that a listed U.S. company have a nominating/corporate governance committee of independent directors and a committee charter specifying the purpose, duties and evaluation procedures of the committee. There is, however, no requirement for a separate corporate governance committee under Cyprus law. In accordance with our Amended and Restated Memorandum and Articles of Association, we have established a nominating committee comprised of one independent director, Mr. Ola Lorentzon, and have such committee make recommendations to the Board of Directors.

•Remuneration Committee. The NYSE requires U.S. listed companies to have a remuneration committee composed entirely of independent directors and a committee charter addressing the purpose, responsibility, rights and performance evaluation of the committee. There is, however, no requirement for a separate remuneration committee under Cyprus law. In accordance with our Amended and Restated Memorandum and Articles of Association, we have established a remuneration committee comprised of one independent director, currently Mr. Ola Lorentzon, and one other non-executive director, Mr. Ørjan Svanevik.

•Audit and Risk Committee. The NYSE requires, among other things, that a listed U.S. company have an audit committee with a minimum of three members, all of whom are independent. Additionally, one member of the audit committee must have accounting or related financial management expertise. While Cyprus law does not require a specific minimum number of members of the audit committee, it does require an audit committee to have a majority of independent members. As permitted by Rule 10A-3 under the Securities Exchange Act of 1934, our Audit and Risk Committee currently consists of one independent member of our Board of Directors, Mr. James O’Shaughnessy, the Audit and Risk Committee Chairman and Financial Expert. We have determined that a director may sit on three or more boards or audit committees and such simultaneous service would not impair the ability of such member to effectively serve on the Board or the Audit and Risk Committee. For more information, please see "Item 6.A. Directors and Senior Management".

•Shareholder Approval Requirements. The NYSE requires that a listed U.S. company obtain prior shareholder approval for certain issuances of authorized stock or the approval of, and material revisions to, equity compensation plans. As permitted by Cyprus law and our Amended and Restated Memorandum and Articles of Association we do not seek shareholder approval prior to the issuance of authorized shares ranking pari passu with existing issued ordinary shares but shareholder approval is required if shares shall be issued with preferred, deferred or other special rights or restrictions whether with regard to dividend, voting, return of capital or otherwise. In accordance with Cyprus law, we require shareholder approval for waiver of shareholders' rights of pre-emption with respect to the issuance of shares against cash consideration and for the establishment of any employees' share scheme, share option, share incentive scheme or equity compensation plans and to material revisions thereof. Shareholder approval was obtained at Frontline plc’s annual general meeting held on December 12, 2024 to waive their Pre-Emption Right so that the Company may offer to the public, at the discretion of the Board of Directors, new ordinary shares, debentures or other securities without any shareholder pre-emptive restrictions. For more information, please see “Item 10. Additional Information—B. Memorandum of Association and Bye-Laws – Shareholders’ Rights” and “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.”

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

•Quorum. The NYSE “gives careful consideration” to provisions that fix a quorum for shareholders’ meetings that is less than a majority of outstanding shares, but in general, the NYSE has not objected to reasonably lesser quorum requirements in cases where the companies have agreed to make general proxy solicitations for future meetings of shareholders. The Company follows applicable Cyprus laws with respect to quorum requirements. The Company’s quorum requirement is set forth in its Amended and Restated Memorandum and Articles of Association, which provides that a quorum for the transaction of business at any meeting of shareholders is three or more shareholders either present in person or represented by proxy. If we only have one shareholder, then one shareholder present in person or proxy shall constitute the necessary quorum.

ITEM 16H. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Our Board of Directors has adopted insider trading policies governing the purchase, sale and other dispositions of our securities by our officers, directors and employees, including on behalf of the Company. See Exhibits 11.1 and 11.2 to this Form 20-F for our insider trading policies.

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
e.Leveraging third-party cybersecurity tools and technologies.
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

The Company has a robust training program for its employees that covers the Company’s cybersecurity risk management program and other Company policies and practices to ensure compliance therewith and to promote best practices. The Company regularly provides cybersecurity awareness trainings to employees to increase awareness of cybersecurity threats.

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

The Board of Directors has delegated the day-to-day oversight of cybersecurity and other technology risks to the CISO, who closely coordinates with the IT and Compliance departments and engages with third-party cybersecurity providers.

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

Cybersecurity Threats

For the year ended December 31, 2024 through the date of this annual report, the Company is not aware of any material risks from cybersecurity threats, that have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations or financial condition. Please also see Item 3. Key Information—D. Risk Factors—“We rely on our and our ship managers’ information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations, including on our vessels. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.”

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

ITEM 19. EXHIBITS

No.	Description of Exhibit

1.1	Memorandum of Association of the Company (1)

2.1	Form of Ordinary Share Certificate (2)

2.2	Description of securities (3)

4.4	Frontline Ltd Synthetic Share Option Scheme dated December 7, 2021 (4)

8.1	Subsidiaries of the Company.

11.1	Frontline plc Insider Policy Manual for Primary Insiders

11.2	Frontline plc Insider Policy Manual for Employees

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

13.1	Certification of the Principal Executive Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Principal Financial Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

97.1	Frontline plc Policy Regarding the Recovery of Erroneously Awarded Compensation (5)

101.	INS*	XBRL	Instance Document
101.	SCH*	XBRL	Taxonomy Extension Schema

101.	CAL*	XBRL	Taxonomy Extension Schema Calculation Linkbase
101.	DEF*	XBRL	Taxonomy Extension Schema Definition Linkbase
101.	LAB*	XBRL	Taxonomy Extension Schema Label Linkbase
101.	PRE*	XBRL	Taxonomy Extension Schema Presentation Linkbase

Incorporated by Reference

(1)Incorporated by reference to Exhibit 3.5 of the Company’s Post-Effective Amendment to Form F-4 for the Registration Statement filed with the Commission on January 5, 2023.
(2)Incorporated by refence to Exhibit 2.1 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed with the Commission on April 28, 2023.
(3)Incorporated by refence to Exhibit 2.2 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed with the Commission on April 28, 2023.
(4)Incorporated by reference to Exhibit 4.4 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the Commission on March 17, 2022.
(5) Incorporated by reference to Exhibit 97.1 of the Company’s Annual Report on Form 20-F for the year ended          December 31, 2023 filed with the Commission on April 26, 2024.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Frontline plc
(Registrant)

Date: April 7, 2025	By:	/s/ Inger M. Klemp
	Name:	Inger M. Klemp
	Title:	Principal Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Frontline plc

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Frontline plc and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of profit or loss, comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Impairment indicator assessment for Vessels and equipment

As described in Notes 2 and 12 to the consolidated financial statements, the Company’s vessels and equipment was $5,246.7 million as of December 31, 2024. Management reviews the carrying amount of vessels and equipment for potential impairment whenever events or changes in circumstances indicate that the carrying amount of the asset or cash-generating unit might not be recoverable. Indicators of impairment are identified by management based on a combination of internal and external factors which included significant management judgments and assumptions, related to the development of estimated market values received from independent ship brokers of the vessels, as well as negative developments in forecasted time charter equivalent rates (“TCE rates”).

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls related to management’s impairment indicator assessment for vessels, including controls over the development of estimated market values received from ship brokers of the vessels, as well as negative developments in forecasted TCE rates. These procedures also included, among others, testing management’s process for assessing impairment indicators; testing the completeness, accuracy and relevance of the underlying data and evaluating the significant assumptions used by management. Evaluating management’s assumptions related to estimated market values received from ship brokers of the vessels, as well as negative developments in forecasted TCE rates, involved evaluating whether the assumptions used by management were reasonable considering (i) the consistency with external market and industry data and (ii) whether the assumptions were consistent with evidence obtained in other areas of the audit.

/s/ PricewaterhouseCoopers AS
Oslo, Norway
April 7, 2025

We have served as the Company’s auditor since 2012.

Frontline plc
Consolidated Statements of Profit or Loss for the years ended December 31, 2024, 2023 and 2022
(in thousands of $, except per share amounts)

	Note	2024	2023	2022
Revenues and other operating income
Revenues	4	2,050,385	1,802,184	1,430,208
Other operating income	4	112,121	24,080	8,040
Total revenues and other operating income		2,162,506	1,826,264	1,438,248
Operating expenses
Voyage expenses and commissions	5	773,434	618,595	605,544
Ship operating expenses	5	232,243	176,533	175,164
Administrative expenses	5	36,086	53,528	47,374
Depreciation	12, 13	339,030	230,942	165,170
Contingent rental income		—	—	(623)
Total operating expenses		1,380,793	1,079,598	992,629
Net operating income		781,713	746,666	445,619
Other income (expenses)
Finance income	6	17,098	18,065	1,479
Finance expense	6	(295,088)	(171,336)	(45,330)
Gain (loss) on marketable securities	9	(3,405)	22,989	58,359
Share of results of associated companies	15	(599)	3,383	14,243
Dividends received	9	3,535	36,852	1,579
Net other income (expenses)		(278,459)	(90,047)	30,330
Profit before income taxes		503,254	656,619	475,949
Income tax expense	7	(7,671)	(205)	(412)
Profit for the period		495,583	656,414	475,537

Basic and diluted earnings per share	8	2.23	2.95	2.22

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline plc
Consolidated Statements of Comprehensive Income for the years ended December 31, 2024, 2023 and 2022
(in thousands of $)

	Note	2024	2023	2022
Comprehensive income
Profit for the period		495,583	656,414	475,537
Items that may be reclassified to profit or loss:
Foreign currency translation gain (loss)		1,367	(39)	226
Other comprehensive income (loss)		1,367	(39)	226
Comprehensive income		496,950	656,375	475,763

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline plc
Consolidated Statements of Financial Position as of December 31, 2024 and 2023
(in thousands of $)

	Note	December 31, 2024	December 31, 2023
ASSETS
Current Assets
Cash and cash equivalents		413,532	308,322
Marketable securities	9	4,027	7,432
Trade and other receivables	10	128,943	124,647
Related party receivables	22	8,532	19,292
Inventories	5	136,997	135,161
Voyages in progress	4	100,225	110,061
Prepaid expenses and accrued income		14,457	15,753
Derivative instruments	19	1,997	—
Other current assets	4	17,303	7,258
Total current assets		826,013	727,926
Non-current assets
Vessels and equipment	12	5,246,697	4,633,169
Right-of-use assets	13	1,435	2,236
Goodwill	14	112,452	112,452
Derivative instruments	19	22,422	39,117
Investment in associated companies	15	11,788	12,386
Prepaid consideration	12	—	349,151
Other non-current assets		—	6,329
Total assets		6,220,807	5,882,766

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	17	460,318	261,999
Current portion of obligations under leases	18	1,153	1,104
Related party payables	22	35,370	47,719
Trade and other payables	16	98,812	98,232
Total current liabilities		595,653	409,054
Non-current liabilities
Long-term debt	17	3,284,070	3,194,464
Obligations under leases	18	451	1,430
Other non-current payables	16	452	472
Total liabilities		3,880,626	3,605,420

	Note	December 31, 2024	December 31, 2023
Equity
Share capital	20	222,623	222,623
Additional paid in capital		604,687	604,687
Contributed surplus		1,004,094	1,004,094
Accumulated other reserves		1,782	415
Retained earnings		507,467	445,999
Total equity attributable to the shareholders of the Company		2,340,653	2,277,818
Non-controlling interest		(472)	(472)
Total equity		2,340,181	2,277,346
Total liabilities and equity		6,220,807	5,882,766

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline plc
Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023 and 2022
(in thousands of $)

	Note	2024	2023	2022
Profit for the period		495,583	656,414	475,537
Adjustments to reconcile profit for the period to net cash provided by operating activities:
Net finance expense	6	277,990	153,271	43,851
Depreciation	12, 13	339,030	230,942	165,170
Gain on sale of vessels	4	(112,079)	(21,959)	(4,596)
Loss on termination of leased vessels	4	—	—	431
Amortization of acquired time charters		—	—	(2,806)
Contingent rental income		—	—	(623)
(Gain) loss on marketable securities	9	3,405	(22,989)	(58,359)
Share of results from associated companies	15	599	(3,383)	(14,243)
Stock option expense	21	(2,187)	10,719	4,700
Dividend received from associated companies	15	—	7,298	—
Other, net		1,480	182	674
Changes in operating assets and liabilities:
Trade and other receivables	10	(2,797)	14,818	(65,932)
Inventories	5	(2,319)	(28,249)	(26,410)
Voyages in progress	4	9,837	576	(72,146)
Prepaid expenses and accrued income		1,296	(1,498)	(5,356)
Other current assets	4	(10,054)	(1,968)	(1,435)
Trade and other payables	16	3,397	(2,694)	36,367
Related party balances	22	(1,589)	10,666	(6,813)
Other		(1,511)	(163)	(387)
Interest paid	6	(274,691)	(165,193)	(83,039)
Debt issuance costs paid		(29,666)	(20,020)	(4,349)
Interest received	6	40,688	39,411	5,094
Net cash provided by operating activities		736,412	856,181	385,330
Investing activities
Additions to newbuildings, vessels and equipment	11, 12	(915,248)	(1,631,423)	(335,815)
Proceeds from sale of vessels	4	431,850	142,740	80,000
Investment in associated companies	15	—	—	(1,505)
Cash inflow on repayment of loan to associated companies	15	—	1,388	—
Proceeds from sale of marketable securities	9	—	251,839	—
Net cash used in investing activities		(483,398)	(1,235,456)	(257,320)
Financing activities
Proceeds from issuance of debt	17	2,167,296	1,609,449	651,248
Repayment of debt	17	(1,880,055)	(536,587)	(597,834)
Repayment of obligations under leases	18	(930)	(862)	(2,123)
Lease termination payments	4	—	—	(4,456)
Cash dividends paid	8	(434,115)	(638,928)	(33,393)
Net cash provided by (used in) financing activities		(147,804)	433,072	13,442
Net change in cash and cash equivalents		105,210	53,797	141,452
Cash and cash equivalents at beginning of year		308,322	254,525	113,073

Cash and cash equivalents at end of year		413,532	308,322	254,525

Supplemental disclosure of cash flow information:
Income taxes paid	7	4,531	122	199

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline plc
Consolidated Statements of Changes in Equity for the years ended December 31, 2024, 2023 and 2022
(in thousands of $, except number of shares)

	Note	2024	2023	2022
Number of shares outstanding
Balance at the beginning of the year		222,622,889	222,622,889	203,530,979
Shares issued in connection with CMB.TECH share acquisition	20	—	—	19,091,910
Balance at the end of the year		222,622,889	222,622,889	222,622,889
Share capital
Balance at the beginning of the year		222,623	222,623	203,531
Shares issued in connection with CMB.TECH share acquisition	20	—	—	19,092
Balance at the end of the year		222,623	222,623	222,623
Additional paid in capital
Balance at the beginning of the year		604,687	604,687	448,291
Shares issued in connection with CMB.TECH share acquisition	20	—	—	156,396
Balance at the end of the year		604,687	604,687	604,687
Contributed surplus
Balance at the beginning and the end of the year		1,004,094	1,004,094	1,004,094
Accumulated other reserves
Balance at the beginning of the year		415	454	228
Other comprehensive income (loss)		1,367	(39)	226
Balance at the end of the year		1,782	415	454
Retained earnings (deficit)
Balance at the beginning of the year		445,999	428,513	(13,631)
Profit for the period		495,583	656,414	475,537
Cash dividends	8	(434,115)	(638,928)	(33,393)
Balance at the end of the year		507,467	445,999	428,513
Total equity attributable to the shareholders of the Company		2,340,653	2,277,818	2,260,371
Non-controlling interest
Balance at the beginning and the end of the year		(472)	(472)	(472)
Total equity		2,340,181	2,277,346	2,259,899

See accompanying Notes that are an integral part of these Consolidated Financial Statements

Frontline plc
Notes to Consolidated Financial Statements

1.	GENERAL INFORMATION

Frontline plc (formerly Frontline Ltd.), the Company or Frontline, is an international shipping company formerly incorporated in Bermuda as an exempted company under the Bermuda Companies Law of 1981 on June 12, 1992. At a Special General Meeting on December 20, 2022, the Company’s shareholders agreed to redomicile the Company to the Republic of Cyprus under the name of Frontline plc (the “Redomiciliation”). The Company was officially redomiciled to Cyprus on December 30, 2022.

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

As of December 31, 2024, the Company’s fleet consisted of 81 owned vessels, with an aggregate capacity of approximately 17.8 million DWT (41 VLCCs, 22 Suezmax tankers and 18 LR2/Aframax tankers).

2.	MATERIAL ACCOUNTING POLICY INFORMATION

1. Basis of presentation
Our consolidated financial statements are prepared in accordance with IFRS® Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The financial statements were approved by the Board of Directors on April 7, 2025, and authorized for issue.

2. Use of judgements and estimates
The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which are the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed periodically. Revisions to estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Information about judgements and areas where significant estimates have been made in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statement is included in the following notes:

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

•Note 12 - Vessel impairment: The carrying amounts of the Company’s vessels may not represent their fair market value at any point in time since the market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical. When events and changes in circumstances indicate that the carrying amount of the asset or Cash Generating Unit (“CGU”) might not be recovered, the Company performs an impairment test whereby the carrying amount of the asset or CGU is compared to its recoverable amount, which is the greater of its value in use, based on discounted cash flows, and its fair value less cost to sell. In developing estimates of future cash flows in order to assess value in use, the Company must make assumptions about future performance, with significant assumptions being related to charter rates, ship operating expenses, utilization, dry docking and other capital requirements, residual value, the estimated remaining useful lives of the vessels and the probability of lease terminations for right-of-use assets. These assumptions are based on historical trends as well as future expectations. See policy 10.2. for further details.

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

5. Financial Instruments

Recognition and initial measurement
Trade and other receivables and trade and other payables are initially recognized when they are originated. All other financial assets and financial liabilities (including financial assets designated as Fair Value through Other Comprehensive Income (“FVOCI”) are initially recognized on the trade date, which is the date that the Company becomes a party to the contractual provisions of the instrument.

Financial assets are initially measured at their transaction price including any transaction costs, except equity instruments designated as Fair Value through Profit or Loss (“FVTPL”) or FVOCI, which are measured at fair value.

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

5.1. Financial assets

Classification and subsequent measurement
On initial recognition, a financial asset is classified and measured at: amortized cost; FVOCI-equity instrument; or FVTPL. The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

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

5.2. Financial liabilities

Classification and subsequent measurement
Financial liabilities are classified as subsequently measured at amortized cost or FVTPL.

A financial liability is classified as at FVTPL if it is a derivative. Financial liabilities at FVTPL are measured at fair value and gains and losses are recognized in profit or loss.

Non-derivative financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense is recognized in profit or loss unless the interest is capitalized as borrowing costs. Non-derivative financial liabilities comprise loans and borrowings, lease liabilities, related party payables and trade and other payables.

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

8.2 Newbuildings
Newbuildings represent vessels under construction and are carried at the amounts paid or payable according to the installments in the contract and capitalized borrowing costs. Installments are often linked to milestones such as signing of contract, steel cutting, keel laying, launching and delivery. Borrowing costs are capitalized during construction of newbuildings based on accumulated expenditures for the applicable project at the Company’s current weighted average rate of borrowing.

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

The Company capitalizes and depreciates the costs of significant replacements, renewals and upgrades to its vessels over the shorter of the vessel’s remaining useful life or the life of the renewal or upgrade. Costs that are not capitalized are recorded as a component of direct vessel operating expenses during the period incurred. Expenses for routine maintenance and repairs are expensed as incurred. Advances paid in respect of vessel upgrades in relation to exhaust gas cleaning systems (“EGCS”) and ballast water treatment systems (“BWTS”) are included within "other non-current assets", until such time as the equipment is installed on a vessel, at which point it is transferred to "Vessels and equipment".

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

10. Impairment

10.1 Loans, receivables and contract assets
The gross carrying amount of a loans, receivables and contract assets is written off when the Company has no reasonable expectations of recovering the outstanding amount in its entirety or a portion thereof. The Company assesses allowances for its estimate of expected credit losses based on historical experience, other currently available evidence, and reasonable and supportable forecasts about the future, including the use of credit default ratings from third party providers of credit rating data. The Company assesses credit risk in relation to its receivables using a portfolio approach. The Company’s main portfolio segments include (i) state-owned enterprises, (ii) oil majors, (iii) commodities traders and (iv) related parties and affiliated companies. In addition, the Company performs individual assessments for customers that do not share risk characteristics with other customers (for example a customer under bankruptcy or a customer with known disputes or collectability issues). The Company makes judgements and assumptions to estimate its expected losses.

10.2. Non-financial assets
The carrying amounts of the Company’s non-financial assets, other than inventory and contract assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated.

For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Goodwill acquired in a business combination is allocated to groups of CGUs that are expected to benefit from the synergies of the combination.

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
•significant changes with an adverse effect on the Company have taken place during the period, or will take place in the near future, in the legal and regulatory environment in which the Company operates, and the tanker market, including negative developments in actual and forecasted time charter equivalent rates (“TCE rates”).
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

If such impairment indicators are identified, the vessel’s recoverable amount is estimated. In developing estimates of future cash flows in order to assess value in use, the Company must make assumptions about future performance, with significant assumptions being related to charter rates, ship operating expenses, utilization, dry docking and other capital requirements, residual value, the estimated remaining useful lives of the vessels and the probability of lease terminations for vessels held under lease. These assumptions are based on historical trends as well as future expectations. Specifically, in estimating future charter rates, management takes into consideration rates currently in effect for existing time charters and estimated daily time charter equivalent rates for each vessel class for the unfixed days over the estimated remaining lives of each of the vessels. The estimated daily time charter equivalent rates used for unfixed days are based on a combination of (i) internally developed forecasts, and (ii) historical rates, based on quarterly average rates published by an independent third party maritime research service, for a historical period determined based on management's judgment of past and ongoing shipping cycles. Recognizing that the transportation of crude oil is cyclical and subject to significant volatility based on factors beyond the Company’s control, management believes the use of estimates based on the combination of internally forecast rates and historical average rates calculated as of the reporting date to be reasonable.

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

The weighted average cost of capital (“WACC”) used to calculate the value in use of our assets is calculated to reflect the industry-weighted average return on debt and equity using observable market data and approximates a pre-tax discount rate.

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

A CGU is impaired when its carrying amount exceeds its recoverable amount. In assessing whether the recoverable amount of a CGU to which goodwill has been allocated is less than its carrying amount, the Company assesses relevant events and circumstances, including (i) macroeconomic conditions; (ii) industry and market conditions; (iii) changes in cost factors that may impact earnings and cash flows; (iv) overall financial performance; (v) other entity specific events such as changes in management, strategy, customers or key personnel; (vi) other events and (vii) if applicable, changes in the Company’s share price, both in absolute terms and relative to peers.

The recoverable amount of the Company’s one group of CGUs is the higher of its fair value less cost of disposal and value in use. We estimate the fair value less cost of disposal of this group of CGUs based on the Company’s market capitalization plus a control premium, as needed. Control premium assumptions require judgment and actual results may differ from assumed or estimated amounts. In assessing value in use, the estimated future cash flows are discounted to present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the Company.

11. Revenue and expense recognition

11.1. Voyage charters
In a voyage charter contract, the charterer hires the vessel to transport a specific agreed-upon cargo for a single voyage. The consideration in such a contract is determined on the basis of a freight rate per metric ton of cargo carried or occasionally on a lump sum basis. The charterer is responsible for any short loading of cargo or “dead” freight. The voyage charter party generally has standard payment terms with freight paid on completion of discharge. The voyage charter party generally has a "demurrage" clause. As per this clause, the charterer reimburses us for any potential delays exceeding the allowed laytime as per the charter party clause at the ports visited, which is recorded as voyage revenue. As such, demurrage is considered variable consideration under the contract. Estimates and judgments are required in ascertaining the most likely outcome of a particular voyage and actual outcomes may differ from estimates. Such estimates are reviewed and updated over the term of the voyage charter contract.

The non-lease component of voyage charters (and other contracts) are accounted for under the provisions of IFRS 15 Revenue from Contracts with Customers. The Company has determined that its voyage charter contracts that qualify for accounting under IFRS 15 consist of a single performance obligation of transporting the cargo within a specified time period. Therefore, the performance obligation is met evenly as the voyage progresses, and the voyage revenue and expenses are recognized on a straight-line basis over the voyage days from the commencement of loading to completion of discharge. Contract assets with regards to voyage revenues are reported as “Voyages in progress” as the performance obligation is satisfied over time. Voyage revenues typically become billable and due for payment on completion of the voyage and discharge of the cargo, at which point the receivable is recognized within “Trade and other receivables”.

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

11.2. Time charters

In a time charter voyage, the vessel is hired by the charterer for a specified period of time in exchange for consideration which is based on a daily hire rate. Generally, the charterer has the discretion over the ports visited, shipping routes and vessel speed. The contract/charter party generally provides typical warranties regarding the speed and performance of the vessel. The charter party generally has some owner protective restrictions such that the vessel is sent only to safe ports by the charterer and carries only lawful or non-hazardous cargo. In a time charter contract, we are responsible for all the costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubes. The charterer bears the voyage related costs such as bunker expenses, port charges, and canal tolls during the hire period. The performance obligations in a time charter contract are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to us. The charterer generally pays the charter hire in advance of the upcoming contract period. The lease component of time charter contracts are accounted for under IFRS 16 Leases and revenues are recorded over the term of the charter. The non-lease component of time charter contracts are accounted for under IFRS 15 which results in revenue recognition consistent with the lease component accounted for under IFRS 16. When a time charter contract is linked to an index, we recognize revenue for the applicable period based on the actual index for that period.

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

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. The lessee's incremental borrowing rate is the rate of interest that a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

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

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether the purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-to-use asset has been reduced to zero.

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

13.2 As a lessor
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

13.3 Sale and leaseback transactions

If the Company has an obligation or a right to repurchase an asset (a forward or a call option), sold under a sale and leaseback transaction, a counterparty does not obtain control of the asset because the counterparty is limited in its ability to direct the use of, and obtain substantially all of the remaining benefits from the asset, even though the counterparty may have physical possession of the asset. Consequently, the Company accounts for the contract by continuing to recognize the asset and recording a financial liability for any consideration received from the counterparty. The financial liability is subsequently measured at amortized cost using the effective interest method. See 5.2 Financial Liabilities for further details.

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

16. New standards and interpretations

During the current financial period, the Company has adopted all relevant new and revised Standards and Interpretations that were issued by the IASB and the International Financial Reporting Interpretations Committee (“IFRIC”) of the IASB. The following new Standards, Interpretations and Amendments issued by the IASB and the IFRIC are effective for the current financial year end:

•Amendments to IAS 1 Presentation of Financial Statements to specify the requirements for classifying liabilities as current or non-current.

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

IFRS 18 Presentation and Disclosure in Financial Statements
In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements, which replaces IAS 1, with a focus on updates to the statement of profit or loss. The new and standard is effective for annual reporting periods beginning on or after January 1, 2027 and must be applied retrospectively. The key new concepts introduced in IFRS 18 relate to:

▪the structure of the statement of profit or loss and statement of cash flow;
▪required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures); and
▪enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general.

Amendments to the Classification and Measurement of Financial Instruments
In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments which amended IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures. The amendments include clarifying the date of recognition and derecognition of some financial assets and liabilities and new disclosures for certain instruments with contractual terms that can change cash flows. The amendments are effective for annual reporting periods beginning on or after January 1, 2026 and must be applied retrospectively.

The Company has not applied or early adopted any new IFRS requirements that are not yet effective as per December 31, 2024.

3.	SEGMENT INFORMATION

The Company and the chief operating decision maker (“CODM”) measure performance based on the Company’s overall return to shareholders based on consolidated profit or loss. The CODM does not review a measure of operating result at a lower level than the consolidated group. Consequently, the Company has only one reportable segment: tankers. The tankers segment includes crude oil tankers and product tankers.

The Group's internal organizational and management structure does not distinguish any geographical segments.

No customers in the years ended December 31, 2024, 2023 or 2022 individually accounted for 10% or more of the Company’s consolidated operating revenues.

4.	REVENUE AND OTHER OPERATING INCOME

The lease and non-lease components of our revenues in the year ended December 31, 2024 were as follows:

(in thousands of $)	Lease	Non-lease	Total
Voyage charter revenues	1,029,163	925,872	1,955,035
Time charter revenues	64,359	20,714	85,073
Administrative income	—	10,277	10,277
Total revenues	1,093,522	956,863	2,050,385

The lease and non-lease components of our revenues in the year ended December 31, 2023 were as follows:

(in thousands of $)	Lease	Non-lease	Total
Voyage charter revenues	982,818	740,399	1,723,217
Time charter revenues	49,870	13,901	63,771
Administrative income	—	15,196	15,196
Total revenues	1,032,688	769,496	1,802,184

The lease and non-lease components of our revenues in the year ended December 31, 2022 were as follows:

(in thousands of $)	Lease	Non-lease	Total
Voyage charter revenues	601,057	744,907	1,345,964
Time charter revenues	45,515	26,276	71,791
Administrative income	—	12,453	12,453
Total revenues	646,572	783,636	1,430,208

Certain voyage expenses are capitalized between the previous discharge port, or contract date if later, and the next load port and amortized between load port and discharge port. $7.9 million of contract costs were capitalized in the year ended December 31, 2024 (2023: $6.2 million) as Other current assets, of which $3.3 million was amortized up to December 31, 2024 (2023: $2.7 million), leaving a remaining balance of $4.6 million as of December 31, 2024 (2023: $3.5 million). $3.5 million of contract assets were amortized in the year ended December 31, 2024 in relation to voyages in progress as of December 31, 2023. No impairment losses were recognized in the years ended December 31, 2024, 2023 and 2022.

Administrative income primarily comprises the income earned from the technical and commercial management of vessels and newbuilding supervision fees from related parties, affiliated companies and third parties.

Assets from contracts with customers (excluding amounts in relation to lease components) as of December 31, 2024 and 2023 are presented within the statements of financial position as follows:

(in thousands of $)	2024	2023
Voyages in progress	46,772	46,994
Trade accounts receivable	54,892	48,136
Related party receivables	6,522	14,591
Other current assets	4,572	3,503
Total	112,758	113,224

Other operating income in the years ended December 31, 2024, 2023 and 2022 was as follows:

(in thousands of $)	2024	2023	2022
Gain on settlement of claims	—	397	3,998
Other gains	42	41	18
Gain on sale of vessels	112,079	21,959	4,596
Loss on termination of leased vessels	—	—	(431)
Gain (loss) on pool arrangements	—	1,683	(141)
Total	112,121	24,080	8,040

In the year ended December 31, 2023, the Company recorded an arbitration award of $0.4 million (2022: $2.5 million) in relation to the failed sale of a vessel. In the year ended December 31, 2022, the Company also recorded a $1.5 million gain on the settlement of insurance claims for a vessel.

In January 2024, the Company announced that it had entered into an agreement to sell its five oldest VLCCs, built in 2009 and 2010, for an aggregate net sale price of $290.0 million. Three of the vessels were delivered to the new owner during the first quarter of 2024, and the two remaining vessels were delivered in the second quarter of 2024. After repayment of existing debt on the five vessels, the transaction generated net cash proceeds of $208.0 million. The Company recorded a gain of $68.6 million in the year ended December 31, 2024.

In January 2024, the Company entered into an agreement to sell one of its oldest Suezmax tankers, built in 2010, for a net sale price of $45.0 million. The vessel was delivered to the new owner during the second quarter of 2024. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of $32.0 million, and the Company recorded a gain of $11.8 million in the year ended December 31, 2024.

In March 2024, the Company entered into an agreement to sell another one of its oldest Suezmax tankers, built in 2010, for a net sale price of $46.9 million. The vessel was delivered to the new owner during the second quarter of 2024. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of $34.0 million, and the Company recorded a gain of $13.8 million in the year ended December 31, 2024.

In June 2024, the Company entered into an agreement to sell its oldest Suezmax tanker, built in 2010, for a net sale price of $48.5 million. The vessel was delivered to the new owner in October 2024. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of $36.5 million, and the Company recorded a gain of $17.9 million in the year ended December 31, 2024.

In January 2023, the Company sold a 2009-built VLCC and a 2009-built Suezmax tanker for gross proceeds of $61.0 million and $39.5 million, respectively. The vessels were delivered to new owners in January and February 2023, respectively. After repayment of existing debt on the vessels, the transactions generated net cash proceeds of $63.6 million, and the Company recorded a gain on sale of $9.9 million and $2.8 million, respectively, in the year ended December 31, 2023.

In May 2023, the Company sold a 2010-built Suezmax tanker for gross proceeds of $44.5 million. The vessel was delivered to the new owner in June 2023. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of $28.2 million, and the Company recorded a gain on sale of $9.3 million in the year ended December 31, 2023.

In November 2021, the Company announced that it had entered into an agreement to sell four of its scrubber-fitted LR2 tankers for an aggregate sales price of $160.0 million to SFL Tanker Holding Ltd., a company related to Hemen, its largest shareholder. Two vessels were delivered to the new owners in December 2021 and the remaining two vessels were delivered to the new owners in January 2022. After repayment of debt on the vessels, the transaction generated net cash proceeds of $35.1 million and the Company recorded a gain of $4.6 million in the year ended December 31, 2022 for the two vessels delivered in the period.

In April 2022, the Company announced that its subsidiary Frontline Shipping Limited had agreed with SFL, an affiliated company, to terminate the long-term charters for the two VLCCs, upon the sale and delivery of the vessels by SFL to an unrelated third party. The Company recognized a non-cash reduction in lease obligations of $46.6 million in the year ended December 31, 2022 in respect of these vessels. The Company agreed to a total compensation payment to SFL of $4.5 million for the termination of the current charters. The charters terminated and the vessels were delivered to the new owners in April 2022. The Company recorded a loss on termination of $0.4 million in the year ended December 31, 2022.

In the year ended December 31, 2023, the Company recorded income of $1.7 million (2022: loss of $0.1 million) related to the pooling arrangement with SFL between two of its Suezmax tankers and two SFL vessels. As of December 31, 2023, vessels have been sold and delivered to their respective new owners resulting in the termination of the pooling arrangement.

5.	OPERATING EXPENSES

Voyage expenses and commissions

(in thousands of $)	2024	2023	2022
Commissions	72,699	62,764	46,029
Bunkers	529,585	390,658	416,830
Other voyage related expenses	171,150	165,173	142,685
	773,434	618,595	605,544

For vessels operated in the spot market, voyage expenses are paid by the shipowner while voyage expenses for vessels under a time charter contract, are paid by the charterer. No inventory write-downs were recognized as an expense in the years ended December 31, 2024, 2023 and 2022.

The majority of other voyage expenses are port costs, agency fees and agent fees paid to operate the vessels on the spot market. Port costs vary depending on the number of spot voyages performed, number and type of ports.

Ship operating expenses

(in thousands of $)	2024	2023	2022
Technical management expenses	88,433	62,207	66,238
Crew costs	125,602	99,809	96,283
Insurances	18,208	14,517	12,643
	232,243	176,533	175,164

Ship operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, lubricating oils and insurances. The technical management of our vessels is provided by third-party ship management companies.

Administrative expenses

(in thousands of $)	2024	2023	2022
Total compensation to employees and directors	17,892	29,894	22,442
Office and administrative expenses	14,183	15,573	12,105
Audit, legal and consultancy	4,011	8,061	12,827
	36,086	53,528	47,374

Total compensation to employees and directors:

(in thousands of $)	2024	2023	2022
Directors fees	511	511	465
Wages and salaries	15,659	14,838	15,247
Stock option expense	(1,422)	11,247	4,700
Social security costs	1,711	2,001	1,130
Pension costs	1,054	1,040	772
Other staff related costs	379	257	128
	17,892	29,894	22,442

The average number of employees employed by the Company and its subsidiaries in the year ended December 31, 2024 was 87 (2023: 83, 2022: 79).

6.	NET FINANCE EXPENSE

(in thousands of $)	2024	2023	2022
Interest income	16,785	16,496	1,463
Foreign exchange gains	313	1,569	16
Finance income	17,098	18,065	1,479
Interest expense on financial liabilities measured at amortized cost	302,324	178,498	97,775
Interest leasing	—	—	937
Gain on interest rate swaps	(9,206)	(8,039)	(53,623)
Foreign exchange losses	1,023	335	—
Other financial expenses	947	542	241
Finance expense	295,088	171,336	45,330
Net finance expense	(277,990)	(153,271)	(43,851)

7.	INCOME TAXES

Certain of the Company's subsidiaries are tax resident in Cyprus, Singapore, China, Norway and the United Kingdom and are subject to income tax in their respective jurisdictions. Such taxes are not material to our consolidated financial statements and related disclosures for the years ended December 31, 2024, 2023 and 2022.

Cyprus
Under the provisions of Cyprus tax laws, such income shall be included in the estimation of taxable income to be taxed at the rate of 12.5%.

In line with the Cypriot tonnage tax system, the Company pays tax calculated on the basis of the net tonnage of the qualifying vessels the Company owns, charters or manages. The option for tonnage tax once made is obligatory for ten years. Tonnage tax payable in relation to our vessel owning subsidiaries are recorded as ship operating expenses in the Consolidated Statements of Profit or Loss.

On October 3, 2023, the Cyprus Ministry of Finance initiated a public consultation to incorporate the EU Directive, aimed at establishing a global minimum tax level for multinational and large-scale domestic enterprise groups, into national legislation. This Directive, originating from the OECD/G20 BEPS Pillar Two Model Rules was voted on by the EU states on December 14, 2022, and seeks to ensure fair taxation practices internationally. The Directive was voted into domestic law on December 18 2024, “The Safeguarding of a Global Minimum Level of Taxation of Multinational Enterprise Groups and Large-Scale Domestic Groups in the Union Law of 2023”, with application to financial periods starting on or after December 31, 2023, harmonizing the Cyprus tax framework with the Directive. This new law does not amend the CIT legislation; the law introduces an additional set of tax rules to be applied alongside the application of CIT and other relevant taxes for MNEs in scope.

The law introduces the Qualified Income Inclusion Rule (“QIIR”) which is effective for accounting periods beginning on or after December 31, 2023 and the Qualified Undertaxed Profits Rule (“UTPR”) which is effective for accounting periods beginning on or after December 31, 2024.

Cyprus has elected to adopt the Qualifying Domestic Minimum Top Up Tax (“QDMTT”) and will be effective as of January 1, 2025. This will allow Cyprus jurisdiction to collect the top-up tax in its own jurisdiction instead of allowing a foreign jurisdiction to charge top-up taxes elsewhere.

The legislation targets multinational and large domestic enterprise groups with a consolidated revenue exceeding EUR 750 million in two of the last four years before the assessed fiscal year. It proposes a global minimum effective tax rate of 15%, as compared to the corporate tax rate in Cyprus of 12.5%, and includes specific exemptions (provided that certain conditions are met) for International Shipping Income.

In light of these developments, management is currently evaluating the potential implications of the law on the Company’s operations and financial planning. As these and other tax laws and related regulations change (including changes in the interpretation, approach and guidance of tax authorities), our financial results could be materially impacted.

United States
For the three years ended December 31, 2024, 2023 and 2022, the Company did not accrue U.S. income taxes as the Company is not engaged in a U.S. trade or business and is exempted from a gross basis tax under Section 883 of the U.S. Internal Revenue Code.

Under Section 863(c)(2)(A) of the Internal Revenue Code, 50% of all transportation revenue attributable to transportation which begins or ends in the United States shall be treated as from sources within the United States where no Section 883 exemption is available. Such revenue is subject to 4% tax. No revenue tax has been recorded in voyage expenses and commissions in the year ended December 31, 2024 (2023: nil, 2022: nil).

The Company does not have any unrecognized tax benefits, material accrued interest or penalties relating to income taxes.

8.	EARNINGS PER SHARE

Basic earnings per share is computed based on the income available to ordinary shareholders and the weighted average number of shares outstanding. Diluted earnings per share includes the effect of the assumed conversion of potentially dilutive instruments, for which there was no impact in the years ended December 31, 2024, 2023 and 2022 as there were no potentially dilutive stock options in the periods.

The weighted average number of shares outstanding for the purpose of calculating basic and diluted earnings per share for the year ended December 31, 2022 of 214,011,000 includes the impact of the 19,091,910 shares issued to Hemen for no cash consideration in connection with the CMB.TECH NV (formerly Euronav NV) (“CMB.TECH”) share acquisition. Refer to Note 9 for further details.

The components of the numerator and the denominator in the calculation of basic and diluted earnings per share are as follows:

(in thousands of $)	2024	2023	2022
Profit for the period	495,583	656,414	475,537
(in thousands)
Weighted average number of basic and diluted shares	222,623	222,623	214,011

Cash dividends paid per share	$1.95	$2.87	$0.15

9.	MARKETABLE SECURITIES

Marketable securities held by the Company are listed equity securities. In the year ended December 31, 2024, the Company received dividends of $3.5 million (2023: $36.9 million, 2022: $1.6 million) from its investments in marketable securities.

Movements in marketable securities for the years ended December 31, 2024, 2023 and 2022 are as follows:

(in thousands of $)	2024	2023	2022
Balance at the beginning of the year	7,432	236,281	2,435
Marketable securities acquired	—	—	167,709
Proceeds from sale of marketable securities	—	(251,839)	—
Gain on marketable securities sold during the year	—	18,994	—
Unrealized gain (loss) on marketable securities held at the end of the year	(3,405)	3,996	66,137
Balance at the end of the year	4,027	7,432	236,281

Avance Gas
As of December 31, 2024, 2023 and 2022, the Company held 442,384 shares in Avance Gas. In the year ended December 31, 2024, the Company recognized an unrealized loss of $3.3 million (2023: gain of $3.8 million, 2022: gain of $0.9 million) in relation to these shares.

SFL

As of December 31, 2024, 2023 and 2022, the Company held 73,165 shares in SFL. In the year ended December 31, 2024, the Company recognized an unrealized loss of $0.1 million (2023: gain of $0.1 million, 2022: gain of $0.1 million) in relation to these shares.

Golden Ocean
As of December 31, 2024, 2023 and 2022, the Company held 10,299 shares in Golden Ocean. In the year ended December 31, 2024, the Company recognized an unrealized loss of $0.01 million (2023: gain of $0.01 million, 2022: loss of $0.01 million) in relation to these shares.

CMB.TECH

Share acquisition in the year ended December 31, 2022

On May 28, 2022, the Company announced that it agreed to acquire in privately negotiated share exchange transactions with certain shareholders of CMB.TECH a total of 5,955,705 shares in CMB.TECH, representing 2.95% of the outstanding shares in CMB.TECH as of this date, in exchange for a total of 8,337,986 ordinary shares of Frontline. Frontline received the $0.06 dividend per share that was paid on June 8, 2022 by CMB.TECH in respect of these 5,955,705 shares.

On June 10, 2022, the Company announced that it agreed to acquire in privately negotiated transactions with certain shareholders of CMB.TECH a total of 7,708,908 shares in CMB.TECH, representing 3.82% of the outstanding shares in CMB.TECH as of this date, in exchange for a total of 10,753,924 shares in Frontline.

In connection with the above-referenced privately negotiated share exchange transactions, Frontline entered into a share lending arrangement with Hemen to facilitate settlement of such transactions. Pursuant to such arrangement, Hemen delivered an aggregate of 19,091,910 Frontline shares to the exchanging CMB.TECH holders in June 2022 and Frontline agreed to issue to Hemen the same number of shares of Frontline in full satisfaction of the share lending arrangement. The shares were issued to Hemen in August 2022.

As of December 31, 2022, the Company held 13,664,613 shares in CMB.TECH, as a result of the above transactions. The acquired shares were initially recognized at their fair value of $167.7 million and the Company recorded a realized loss of $7.8 million in relation to these transactions, being the difference between the transaction price to acquire these shares and their fair value as of the transaction dates. The transaction price paid to acquire these shares was $175.5 million, which was the fair value of the Frontline's shares as of the transaction dates.

Based on the CMB.TECH share price as of December 31, 2022, the fair value of the shares held in CMB.TECH was $232.8 million, which resulted in an unrealized gain of $65.1 million.

Share sale in the year ended December 31, 2023

On October 9, 2023, in connection with the Acquisition (as defined in Note 12), Frontline and Famatown Finance Limited, a company related to Hemen agreed to sell all their shares in CMB.TECH (57,479,744 shares, representing in aggregate 26.12% of CMB.TECH’s issued shares) to Compagnie Maritime Belge NV (“CMB”) at a price of $18.43 per share (the “Share Sale”).

In November 2023, all conditions precedent to the Share Sale, including approval of the inter-conditionality of the Share Sale and the Acquisition by the CMB.TECH shareholders and receipt of anti-trust approvals, were fulfilled. The Share Sale closed in November 2023 at which time Frontline sold its 13,664,613 shares in CMB.TECH to CMB for $251.8 million. The proceeds from the Share Sale have been used to partly finance the Acquisition.

In the year ended December 31, 2023, the Company recognized a gain on marketable securities in relation to the CMB.TECH shares of $19.0 million.

10.	TRADE AND OTHER RECEIVABLES

(in thousands of $)	December 31, 2024	December 31, 2023
Trade receivables	117,624	112,735
Other receivables	11,319	11,912
	128,943	124,647

Trade and other receivables are presented net of allowances for doubtful accounts of $6.4 million as of December 31, 2024 (2023: $4.3 million).

11.	NEWBUILDINGS

Movements in the three years ended December 31, 2024 are as follows:

(in thousands of $)
Balance at January 1, 2022	130,633
Installments and other costs paid and payable	299,963
Transfer to Vessels and equipment	(386,241)
Capitalized borrowing costs	3,636
Balance at December 31, 2022	47,991
Installments and other costs paid and payable	145,753
Transfer to Vessels and equipment	(193,878)
Capitalized borrowing costs	134
Balance at December 31, 2023	—
Balance at December 31, 2024	—

No newbuildings were delivered in the year ended December 31, 2024 (2023: two VLCCs, 2022: four VLCCs).

As of December 31, 2024, there are no vessels in the Company’s newbuilding program and there are no commitments.

12.	VESSELS AND EQUIPMENT

Movements in the three years ended December 31, 2024 are as follows:

(in thousands of $)	Vessels and equipment	Dry dock component	Net Carrying Value
Cost
As of January 1, 2024	5,464,799	147,655	5,612,454
Additions	1,235,070	33,279	1,268,349
Disposals	(788,737)	(26,331)	(815,068)
As of December 31, 2024	5,911,132	154,603	6,065,735

Accumulated depreciation
As of January 1, 2024	(890,918)	(88,367)	(979,285)
Charge for the period	(315,483)	(22,746)	(338,229)
Disposals	478,524	19,952	498,476
As of December 31, 2024	(727,877)	(91,161)	(819,038)

Net book value as of December 31, 2024	5,183,255	63,442	5,246,697

Cost
As of January 1, 2023	4,390,718	126,437	4,517,155
Additions	1,113,143	26,114	1,139,257
Transfers from newbuildings	191,132	2,746	193,878
Disposals	(230,194)	(7,642)	(237,836)
As of December 31, 2023	5,464,799	147,655	5,612,454

Accumulated depreciation
As of January 1, 2023	(790,346)	(76,157)	(866,503)
Charge for the period	(212,088)	(17,982)	(230,070)
Disposals	111,516	5,772	117,288
As of December 31, 2023	(890,918)	(88,367)	(979,285)

Net book value as of December 31, 2023	4,573,881	59,288	4,633,169

Cost
As of January 1, 2022	4,089,351	107,616	4,196,967
Additions	16,483	17,850	34,333
Transfers from newbuildings	380,859	5,382	386,241
Disposals	(95,975)	(4,411)	(100,386)
As of December 31, 2022	4,390,718	126,437	4,517,155

Accumulated depreciation
As of January 1, 2022	(666,860)	(62,807)	(729,667)
Charge for the period	(145,623)	(16,324)	(161,947)
Disposals	22,137	2,974	25,111
As of December 31, 2022	(790,346)	(76,157)	(866,503)

CMB.TECH VLCC Acquisition

On October 9, 2023, Frontline entered into a Framework Agreement (the “Framework Agreement”) with CMB.TECH. Pursuant to the Framework Agreement, the Company agreed to purchase 24 VLCCs with an average age of 5.3 years, for an aggregate purchase price of $2,350.0 million from CMB.TECH (the “Acquisition”).

All of the agreements relating to the Acquisition came into effect in November 2023. In December 2023, the Company took delivery of 11 of the vessels for consideration of $1,112.2 million. The Company had a commitment of $890.0 million for the remaining 13 vessels to be delivered excluding $347.8 million of prepaid consideration as of December 31, 2023. The Company took delivery of the 13 remaining vessels for consideration of $1,237.8 million in the year ended December 31, 2024.

In the year ended December 31, 2024, the Company:

•sold five VLCCs and three Suezmax tankers;
•completed the installation of a ballast water treatment system on one vessel; and
•performed dry docks on 12 vessels.

In the year ended December 31, 2023, the Company:

•completed the installation of EGCS on two vessels;
•took delivery of two VLCC newbuildings;
•sold one VLCC and two Suezmax tankers; and
•performed dry docks on 10 vessels.

In the year ended December 31, 2022, the Company:

•completed the installation of EGCS on eight vessels;
•took delivery of four VLCC newbuildings;
•sold two LR2 tankers; and
•performed dry docks on 14 vessels.

Impairment

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

As of December 31, 2023
We did not identify any events or changes in circumstances indicating that the carrying amounts of our owned vessels might not be recovered as of December 31, 2023. Based on our assessment, we observed that the estimated market values received from independent ship brokers had increased since December 31, 2022 for all our vessels. We did not observe negative developments in forecasted market TCE rates and operating results had also improved significantly during the period. Furthermore, the Company's market capitalization was significantly higher than the carrying amount of its net assets as of December 31, 2023. Accordingly, no impairment loss was recognized in the year ended December 31, 2023.

As of December 31, 2024

We did not identify any events or changes in circumstances indicating that the carrying amounts of our owned vessels might not be recovered as of December 31, 2024. Based on our assessment, we observed that the estimated market values received from independent ship brokers remain strong and are in excess of each vessel’s respective carrying amount. We also observed that the sales prices for all eight vessels sold in the year ended December 31, 2024 were in excess of their respective carrying amounts. We did not observe negative developments in forecasted market TCE rates or actual operating results. Furthermore, the Company's market capitalization was significantly higher than the carrying amount of its net assets as of December 31, 2024. Accordingly, no impairment loss was recognized in the year ended December 31, 2024.

13.	RIGHT OF USE ASSETS

Movements in the three years ended December 31, 2024 are as follows:

(in thousands of $)	Offices	Vessels	Total
Cost
As of December 31, 2023 and 2024	11,395	—	11,395

Accumulated depreciation
As of January 1, 2024	(9,159)	—	(9,159)
Depreciation charge for the period	(896)	—	(896)
Translation differences	95	—	95
As of December 31, 2024	(9,960)	—	(9,960)

Net book value as of December 31, 2024	1,435	—	1,435

Accumulated depreciation
As of January 1, 2023	(8,287)	—	(8,287)
Depreciation charge for the period	(906)	—	(906)
Translation differences	34	—	34
As of December 31, 2023	(9,159)	—	(9,159)

Net book value as of December 31, 2023	2,236	—	2,236

Cost
As of January 1, 2022	11,719	103,888	115,607
Additions	159	—	159
Lease terminations	—	(103,888)	(103,888)
Disposals	(483)		(483)
As of December 31, 2022	11,395	—	11,395

Accumulated depreciation
As of January 1, 2022	(7,805)	(59,008)	(66,813)
Depreciation charge for the period	(926)	(2,297)	(3,223)
Lease terminations	—	61,305	61,305
Disposals	483	—	483
Translation differences	(39)	—	(39)
As of December 31, 2022	(8,287)	—	(8,287)

As of January 1, 2022, the Company leased in two vessels from SFL, an affiliated company, on time charters that were classified as leases. In April 2022, the Company announced that its subsidiary Frontline Shipping Limited had agreed with SFL to terminate the long-term charters for these vessels upon the sale and delivery of the vessels by SFL to an unrelated third party.

The right-of-use assets for offices relate to lease agreements for office space.

For further details on the Company's leases see Note 18.

14.	GOODWILL

(in thousands of $)	Goodwill	Accumulated impairment losses	Net Carrying Value
Balance as of December 31, 2024, 2023 and 2022	225,273	(112,821)	112,452

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

If our ordinary share price declines this could result in an impairment of some or all of the $112.5 million of goodwill. In the absence of a control premium, a share price of $9.65 per share as of December 31, 2022 would have resulted in the market capitalization being equal to the carrying value of net assets excluding the carrying value of goodwill.

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

If our ordinary share price declines this could result in an impairment of some or all of the $112.5 million of goodwill. In the absence of a control premium, a share price of $9.72 per share as of December 31, 2023 would have resulted in the market capitalization being equal to the carrying value of net assets excluding the carrying value of goodwill.

As of December 31, 2024
The recoverable amount of the Company was determined based on its fair value, less cost of disposal, estimated using its market capitalization as a basis. The Company's market capitalization as of December 31, 2024 was $3,159.0 million (based on a share price of $14.19) compared to its carrying value of net assets of approximately $2,340.2 million. The excess of the fair value of the Company over its carrying value of net assets was such that the Company concluded that there was no requirement for an impairment in the year ended December 31, 2024.

If our ordinary share price declines this could result in an impairment of some or all of the $112.5 million of goodwill. In the absence of a control premium, a share price of $10.01 per share as of December 31, 2024 would have resulted in the market capitalization being equal to the carrying value of net assets excluding the carrying value of goodwill.

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

The carrying value of the investment as of December 31, 2024 was $3.2 million (2023: $2.1 million). In the year ended December 31, 2024, a share of profits of Clean Marine AS of $1.1 million (2023: share of profits of $0.6 million, 2022: share of losses of $0.6 million) was recognized.

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

The carrying value of the investment as of December 31, 2024 was $8.6 million (2023: $10.3 million). In the year ended December 31, 2024, a share of losses of TFG Marine of $1.7 million (2023: share of profits of $2.8 million, 2022: share of profits of $14.8 million) was recognized. In the year ended December 31, 2023, the Company also received $1.4 million in loan repayments which reduced the loan receivable to nil and a dividend of $7.3 million from TFG Marine which was recognized as a reduction in the carrying value of the investment.

16.	TRADE AND OTHER PAYABLES

(in thousands of $)	December 31, 2024	December 31, 2023
Trade payables	5,985	7,801
Accrued voyage expenses	51,799	43,766
Accrued ship operating expenses	14,296	17,687
Accrued administrative expenses	8,126	11,057
Deferred charter revenue	2,631	—
Other	15,975	17,921
Total current trade and other payables	98,812	98,232

Other	452	472
Total other non-current payables	452	472

17.	INTEREST BEARING LOANS AND BORROWINGS

Outstanding debt as of December 31, 2024 and December 31, 2023 was as follows:

(in thousands of $)	December 31, 2024	December 31, 2023
U.S. dollar denominated floating rate debt
$252.4 million term loan facility	39,285	174,125
$34.8 million term loan facility	14,259	16,370
$250.7 million term loan facility	—	119,088
$219.6 million term loan facility	203,122	—
$606.7 million term loan facility	594,586	—
$100.8 million term loan facility	70,050	77,725
$328.4 million term loan facility	—	169,705
$321.6 million term loan facility	—	165,203
$129.4 million term loan facility	114,498	124,415
$104.0 million term loan facility	84,703	92,422
$60.6 million term loan facility	55,939	60,600
$63.5 million term loan facility	58,918	63,450
$544.0 million lease financing	—	429,352
$512.1 million lease financing	512,057	—
$42.9 million term loan facility	32,175	34,559
$62.5 million term loan facility	46,875	50,347
$94.5 million term loan facility	90,349	—
$133.7 million term loan facility	55,048	115,502
$58.5 million term loan facility	48,750	52,000
$58.5 million term loan facility	48,750	52,000
$130.0 million term loan facility	114,563	121,062
$65.0 million term loan facility	58,500	61,750
$65.0 million term loan facility	57,688	60,937
$65.0 million term loan facility	58,681	62,292
$65.0 million term loan facility	59,312	62,562
$1,410.0 million term loan facility	1,335,925	891,324
$539.9 million Shareholder loan facility	—	235,000
Total U.S. dollar denominated floating rate debt	3,754,033	3,291,790
U.S. dollar denominated fixed rate debt
$275.0 million revolving credit facility	—	175,000
Total U.S. dollar denominated fixed rate debt	—	175,000
Debt issuance costs	(48,188)	(42,720)
Accrued finance expense	38,543	32,393
Total debt	3,744,388	3,456,463
Short-term debt and current portion of long-term debt	460,318	261,999
Long-term portion of debt	3,284,070	3,194,464

Proceeds and repayments of debt in the year ended December 31, 2024 are summarized as follows:

(in thousands of $)	December 31, 2023	Proceeds	Repayments	Other	December 31, 2024
Total U.S. dollar denominated floating rate debt	3,279,626	2,167,296	(1,705,055)	2,521	3,744,388
Total U.S. dollar denominated fixed rate debt	176,837	—	(175,000)	(1,837)	—
Total debt	3,456,463	2,167,296	(1,880,055)	684	3,744,388

Proceeds and repayments of debt in the year ended December 31, 2023 are summarized as follows:

(in thousands of $)	December 31, 2022	Proceeds	Repayments	Other	December 31, 2023
Total U.S. dollar denominated floating rate debt	2,178,430	1,509,749	(402,187)	(6,366)	3,279,626
Total U.S. dollar denominated fixed rate debt	211,884	99,700	(134,400)	(347)	176,837
Total debt	2,390,314	1,609,449	(536,587)	(6,713)	3,456,463

Proceeds and repayments of debt in the year ended December 31, 2022 are summarized as follows:

(in thousands of $)	January 1, 2022	Proceeds	Repayments	Other	December 31, 2022
Total U.S. dollar denominated floating rate debt	2,114,625	651,248	(597,834)	10,391	2,178,430
Total U.S. dollar denominated fixed rate debt	210,950	—	—	934	211,884
Total debt	2,325,575	651,248	(597,834)	11,325	2,390,314

A summary of the Company's interest bearing loans and borrowings as of December 31, 2024 is as follows:

$252.4 million term loan facility
In July 2022, the Company entered into a senior secured term loan facility with a number of banks in an amount of up to $252.4 million to refinance the original $328.6 million loan facility maturing in February 2023. The new facility matures in September 2027, carries an interest rate of SOFR plus a margin of 180 basis points and has an amortization profile of 18 years commencing on the delivery date from the yard. In August 2022, the Company drew down $252.4 million and repaid the outstanding balance of the original facility of $262.0 million. The facility is fully drawn down as of December 31, 2024.

$34.8 million term loan facility
In October 2022, the Company entered into a senior secured term loan facility in an amount of up to $34.8 million to refinance the original $50.0 million loan facility maturing in March 2023. The new facility matures in December 2027, carries an interest rate of SOFR plus a margin of 180 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. In November 2022, the Company drew down $34.8 million and repaid the outstanding balance of the original facility of $35.9 million. The facility is fully drawn down as of December 31, 2024.

$250.7 million term loan facility
In November 2020, the Company entered into a senior secured term loan facility with a number of banks in an amount of up to $250.7 million. The facility was maturing in May 2025, carried an interest rate of SOFR plus Credit Adjustment Spread (“CAS”) (as a result of the rate reform transition discussed below) plus a margin of 190 basis points and had an amortization profile of 18 years commencing on the delivery date from the yard. In November 2020, the Company drew down $250.7 million. In the year ended December 31, 2021, the sale of two LR2 tankers resulted in a prepayment of $46.5 million under the facility. The facility is fully drawn down and fully repaid as of December 31, 2024.

$219.6 million term loan facility
In March 2024, the Company entered into a senior secured term loan facility in an amount of up to $219.6 million with a syndicate of banks to refinance six LR2 tankers previously financed under the $250.7 million facility. The new facility has a tenor of five years, carries an interest rate of SOFR plus a margin of 180 basis points and has an amortization profile of 18 years commencing on the delivery date from the yard. The refinancing generated net cash proceeds of approximately $101.0 million. The facility is fully drawn down as of December 31, 2024.

$100.8 million term loan facility
In November 2020, the Company entered into a senior secured term loan facility with ING and Credit Suisse in an amount of up to $100.8 million. The facility matures in November 2025, carries an interest rate of SOFR plus CAS (as a result of the rate reform transition discussed below) plus a margin of 190 basis points and has an amortization profile of 17 years commencing on the delivery date from the yard. In November 2020, the Company drew down $100.8 million. The facility is fully drawn down as of December 31, 2024.

In February 2025, the Company entered into a senior secured credit facility in an amount of up to $119.7 million with ING and First Citizens to refinance the $100.8 million term loan facility and, in addition, to provide revolving credit capacity in an amount of up to $51.6 million. The new facility has a tenor of five years, carries an interest rate of SOFR plus a margin of 165 basis points and has an amortization profile of 18 years commencing on the delivery date from the yard.

$328.4 million term loan facility
In August 2016, the Company signed a senior secured term loan facility in an amount of up to $328.4 million with China Exim Bank. The facility matures in 2029, carries an interest rate of SOFR plus CAS (as a result of the rate reform transition discussed below) plus a margin in line with the Company’s other credit facilities and has an amortization profile of 18 years. The Company drew down $109.0 million in the year ended December 31, 2016 in connection with one LR2 tanker and two Suezmax tanker newbuildings, which were delivered in the year. The Company drew down a further $165.9 million in the year ended December 31, 2017 in connection with two Suezmax tankers and three LR2/Aframax tankers delivered in the year. The facility is fully drawn down and fully repaid as of December 31, 2024.

$321.6 million term loan facility
In February 2017, the Company signed a second senior secured term loan facility in an amount of up to $321.6 million. The facility provided by China Exim Bank is insured by China Export and Credit Insurance Corporation. The facility matures in 2033, carries an interest rate of SOFR plus CAS (as a result of the rate reform transition discussed below) plus a margin in line with the Company’s other credit facilities and has an amortization profile of 15 years. The Company drew down $252.7 million in the year ended December 31, 2017 in connection with four Suezmax tankers and three LR2/Aframax tankers delivered in the period. The Company drew down $32.0 million in the year ended December 31, 2018 in connection with one LR2 tanker delivered in the period. The facility is fully drawn down and fully repaid as of December 31, 2024.

$606.7 million term loan facility
In May 2024, the Company entered into a senior secured term loan facility in an amount of up to $606.7 million with China Exim Bank and DNB, insured by China Export and Credit Insurance Corporation, to refinance eight Suezmax tankers and eight LR2 tankers. The facility has a tenor of approximately nine years, carries an interest rate of SOFR plus a margin in line with the Company’s existing loan facilities and has an amortization profile of 19.7 years commencing on the delivery date from the yard. The refinancing generated net cash proceeds of approximately $275.0 million. The facility is fully drawn down as of December 31, 2024.

$129.4 million term loan facility
In May 2023, the Company entered into a senior secured term loan facility in an amount of up to $129.4 million from ING to refinance an existing term loan facility with total balloon payments of $80.1 million due in August 2023. The new facility has a tenor of five years, carries an interest rate of SOFR plus a margin of 180 basis points and has an amortization profile of 18 years commencing on the delivery date from the yard. The facility includes a sustainability margin adjustment linked to the fleet sustainability score. In June 2023, the Company drew down $129.4 million under the new facility and repaid the outstanding balance of the existing facility of $84.5 million in full. The new facility is fully drawn down as of December 31, 2024.

$104.0 million term loan facility
In April 2022, the Company entered into a senior secured term loan facility with Credit Suisse AG in an amount of $104.0 million to refinance the $110.5 million loan facility maturing in 2023. The new facility matures in May 2028, carries an interest rate of SOFR plus a margin of 180 basis points and has an amortization profile of 18 years commencing on the delivery date from the yard. In May 2022, the Company drew down $104.0 million and repaid the outstanding balance of the original facility of $96.4 million. The facility is fully drawn down as of December 31, 2024.

$60.6 million term loan facility and $63.5 million term loan facility
In November 2023, the Company entered into two senior secured term loan facilities in an amount of up to $124.1 million with Deka Bank to refinance an existing facility which had total balloon payments of $89.0 million due in January 2024. The facilities have a tenor of four and six years, respectively, carry an interest rate of SOFR plus a margin of 171 basis points and have an amortization profile of 18 years commencing on the delivery year from the yard. The facilities were fully drawn down in November 2023. The Company used $90.9 million of the proceeds to repay the existing loan facility in full and used the remaining net cash proceeds from the refinancing of $33.2 million to partly finance the Acquisition.

$544.0 million lease financing
In March 2020, the Company signed a sale-and-leaseback agreement in an amount of $544.0 million with ICBCL to finance the cash amount payable upon closing of the acquisition of 10 Suezmax tankers from Trafigura, which took place on March 16, 2020. The lease financing has a tenor of seven years, carries an interest rate of SOFR plus CAS (as a result of the rate reform transition discussed below) plus a margin of 230 basis points, has an amortization profile of 17.8 years and includes purchase options for the Company throughout the term with a purchase obligation at the end of the term. The facility is fully drawn down and repaid as of December 31, 2024.

$512.1 million lease financing
In October 2024, the Company entered into a sale-and-leaseback agreement in an amount of up to $512.1 million with CMB Financial Leasing Co., Ltd to refinance an existing sale-and-leaseback agreement for 10 Suezmax tankers. The lease financing has a tenor of 10 years, carries an interest rate of SOFR plus a margin of 180 basis points and has an amortization profile of 20.6 years commencing on the delivery date from the yard and includes purchase options for Frontline throughout the term of the agreement. The refinancing generated net cash proceeds of $101.0 million. The facility is fully drawn down as of December 31, 2024.

$42.9 million term loan facility
In November 2019, the Company signed a senior secured term loan facility in an amount of up to $42.9 million with Credit Suisse to partially finance the delivery of one Suezmax tanker. The facility matures five years after the vessel's delivery date, carries an interest rate of SOFR plus CAS (as a result of the rate reform transition discussed below) plus a margin of 190 basis points and has an amortization profile of 18 years. In May 2020, the Company drew down $42.9 million under the facility in connection with the delivery of one Suezmax tanker. The facility is fully drawn down as of December 31, 2024.

In February 2025, the Company entered into a senior secured credit facility in an amount of up to $47.0 million with SEB to refinance the $42.9 million term loan facility and, in addition, to provide revolving credit capacity in an amount of up to $14.9 million. The new facility has a tenor of five years, carries an interest rate of SOFR plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard.

$62.5 million term loan facility
In May 2020, the Company signed a senior secured term loan facility in an amount of up to $62.5 million with Crédit Agricole to partially finance the delivery of one VLCC. The facility matures five years after the vessel's delivery date, carries an interest rate of SOFR plus CAS (as a result of the rate reform transition discussed below) plus a margin of 190 basis points and has an amortization profile of 18 years. In June 2020, the Company drew down $62.5 million under the facility in connection with the delivery of one VLCC. The facility is fully drawn down as of December 31, 2024.

In February 2025, the Company entered into a senior secured credit facility in an amount of up to $72.3 million with Crédit Agricole to refinance the $62.5 million term loan facility and, in addition, to provide revolving credit capacity in an amount of up to $25.4 million. The new facility has a tenor of five years, carries an interest rate of SOFR plus a margin of 170 basis points and has an amortization profile of 18 years commencing on the delivery date from the yard.

$133.7 million term loan facility
In November 2020, the Company entered into a senior secured term loan facility with CEXIM and Sinosure in an amount of up to $133.7 million to partially finance four LR2 tanker newbuildings in the Company's newbuilding program at that time. The facility has a tenor of 12 years, carries an interest rate of SOFR plus CAS (as a result of the rate reform transition discussed below) plus a margin in line with the Company’s other credit facilities and has an amortization profile of 17 years commencing on the delivery date from the yard. The Company drew down $33.4 million in March 2021, $33.4 million in April 2021, $33.4 million in September 2021 and $33.4 million in November 2021 under the facility to partially finance the delivery of four LR2 tankers. The facility is fully drawn down as of December 31, 2024.

$94.5 million term loan facility
In February 2024, the Company entered into a secured term loan facility in an amount of up to $94.5 million with KFW Bank to refinance two LR2 tankers previously financed under the $133.7 million facility. The new facility has a tenor of five years, carries an interest rate of SOFR plus a margin of 180 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. The refinancing generated net cash proceeds of approximately $38.0 million. The facility is fully drawn down as of December 31, 2024.

$58.5 million term loan facility
In September 2021, the Company entered into a senior secured term loan facility in an amount of up to $58.5 million with SEB to partially finance the acquisition of one 2019-built VLCC. The facility has a tenor of five years, carries an interest rate of

SOFR plus CAS (as a result of the rate reform transition discussed below) plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. In October 2021, the Company took delivery of the vessel and drew down $58.5 million under the facility to partially finance the delivery. The facility is fully drawn down as of December 31, 2024.

$58.5 million term loan facility
In September 2021, the Company entered into a senior secured term loan facility in an amount of up to $58.5 million with KFW to partially finance the acquisition of one 2019-built VLCC. The facility has a tenor of five years, carries an interest rate of SOFR plus CAS (as a result of the rate reform transition discussed below) plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. In November 2021, the Company took delivery of the vessel and drew down $58.5 million under the facility to partially finance the delivery. The facility is fully drawn down as of December 31, 2024.

$130.0 million term loan facility
In October 2021, the Company entered into a senior secured term loan facility in an amount of up to $130.0 million with DNB to partially finance the acquisition of two of the six resale VLCC newbuilding contracts in the Company's newbuilding program at that time. The facility has a tenor of five years, carries an interest rate of SOFR plus CAS (as a result of the rate reform transition discussed below) plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. The Company drew down $65.0 million in April 2022 and $65.0 million in June 2022 to partially finance the delivery of two 2022 built VLCCs. The facility is fully drawn down as of December 31, 2024.

$65.0 million term loan facility
In December 2021, the Company entered into a senior secured term loan facility in an amount of up to $65.0 million from ABN AMRO Bank N.V. to partially finance the acquisition of one of the six resale VLCC newbuilding contracts in the Company's newbuilding program at that time. The facility has a tenor of five years, carries an interest rate of SOFR plus CAS (as a result of the rate reform transition discussed below) plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. In October 2022, the Company drew down $65.0 million to partially finance the delivery of a 2022 built VLCC. The facility is fully drawn down as of December 31, 2024.

$65.0 million term loan facility
In December 2021, the Company entered into a senior secured term loan facility in an amount of up to $65.0 million from ING Bank to partially finance the acquisition of one of the six resale VLCC newbuilding contracts in the Company's newbuilding program at that time. The facility has a tenor of five years, carries an interest rate of SOFR plus CAS (as a result of the rate reform transition discussed below) plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. The facility includes a sustainability margin adjustment linked to the fleet sustainability score. In August 2022, the Company drew down $65.0 million to partially finance the delivery of a 2022 built VLCC. The facility is fully drawn down as of December 31, 2024.

$65.0 million term loan facility
In December 2021, the Company entered into a senior secured term loan facility in an amount of up to $65.0 million from KFW to partially finance the acquisition of one of the six resale VLCC newbuilding contracts in the Company's newbuilding program at that time. The facility has a tenor of five years, carries an interest rate of SOFR plus CAS (as a result of the rate reform transition discussed below) plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. In January 2023, the Company took delivery of a VLCC newbuilding and drew down $65.0 million under this facility to partially finance the delivery. The facility is fully drawn as of December 31, 2024.

$65.0 million term loan facility
In December 2021, the Company entered into a senior secured term loan facility in an amount of up to $65.0 million from Crédit Agricole to partially finance the acquisition of one of the six resale VLCC newbuilding contracts in the Company's newbuilding program at that time. The facility has a tenor of five years, carries an interest rate of SOFR plus CAS (as a result of the rate reform transition discussed below) plus a margin of 170 basis points and has an amortization profile of 18 years commencing on the delivery date from the yard. In January 2023, the Company took delivery of a VLCC newbuilding and drew down $65.0 million under this facility to partially finance the delivery. The facility is fully drawn as of December 31, 2024.

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

$275.0 million revolving credit facility
In June 2016, the Company signed a $275.0 million senior unsecured facility agreement with an affiliate of Hemen, the Company's largest shareholder. The original facility carried an interest rate of 6.25% and was available to the Company for a period of an initial period of 18 months from the first utilization date. The facility does not include any financial covenants.

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

In April 2024, the Company repaid $100.0 million under the facility. In October 2024, the Company repaid $75.0 million under the facility. Up to $275.0 million remains available to be drawn as of December 31, 2024.

$539.9 million Shareholder loan
In November 2023, the Company entered into a subordinated unsecured shareholder loan in an amount of up to $539.9 million with Hemen to partly finance the Acquisition. The facility had a tenor of five years and carried an interest rate of SOFR plus a margin equal to the $1,410.0 million facility, in line with the Company’s existing loan facilities. In December 2023, the Company drew down $235.0 million under the facility to partly finance the Acquisition. In January 2024, the Company drew down $60.0 million to partially finance the remaining 13 vessels delivered as a result of the Acquisition in the first quarter of 2024. In June 2024, the Company repaid $147.5 million under the Hemen shareholder loan. In August 2024, the Company repaid the Hemen shareholder loan in full, and no amount remained available to be drawn as of December 31, 2024.

Rate reform transition
Due to the discontinuance of the London Interbank Offered Rate (“LIBOR”) after June 30, 2023, the Company entered into amendments to existing loan agreements with an aggregate outstanding principal of $1,634.1 million as of December 31, 2023 (as denoted above), for the transition from LIBOR to SOFR. As of December 31, 2023, the weighted average CAS of these amendment agreements was 15 basis points based on a three months interest period. As of December 31, 2024, the reference rate of all the Company's loan arrangements is SOFR.

The amendments to our loan agreements, which are measured at amortized cost using the effective interest method, were accounted for as an adjustment to the effective interest rate which did not have a significant effect on the carrying amount of the loans.

Debt restrictions
The Company's loan agreements contain loan-to-value clauses, which could require the Company to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, the loan agreements contain certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital and a value adjusted equity covenant. Cash and cash equivalents include cash balances of $92.6 million (2023: $75.4 million), which represents 50% (2023: 50%) of the cash required to be maintained by the financial covenants in our loan agreements. The Company is permitted to satisfy up to 50% of the cash requirements by maintaining a committed undrawn credit facility with a remaining availability of greater than 12 months.

Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. Under those circumstances, the Company might not have sufficient funds or other resources to satisfy its obligations. The Company was in compliance with all of the financial covenants contained in the Company's loan agreements as of December 31, 2024 and December 31, 2023.

Assets pledged

(in thousands of $)	December 31, 2024	December 31, 2023
Vessels	5,246,518	4,632,901

18.	LEASES

As a lessee

The Company is committed to make rental payments under leases for office premises. Certain of these leases include variable lease elements linked to inflation indexes. Such variable payments were estimated at the time of recognition on the index at that time and are included in the minimum lease payments.

The future minimum lease payments under the Company's leases as at December 31, 2024 were as follows:

(in thousands of $)
2025	1,171
2026	451
Total minimum lease payments	1,622
Less: Imputed interest	(18)
Present value of obligations under leases	1,604

The future minimum lease payments under the Company's leases as at December 31, 2023 were as follows:

(in thousands of $)
2024	1,154
2025	1,450
Total minimum lease payments	2,604
Less: Imputed interest	(70)
Present value of obligations under leases	2,534

Total cash outflows for leases was $1.0 million, $0.9 million and $2.9 million in the years ended December 31, 2024, 2023 and 2022, respectively.

Expense for office leases was $0.9 million, $0.9 million and $0.9 million for the years ended December 31, 2024, 2023 and 2022, respectively.

The Company incurred lease expenses of $2.2 million in the year ended December 31, 2022 in relation to the vessels leased-in from SFL, an affiliated company.

Interest expense incurred in relation to the leased-in vessels is disclosed in Note 6.

The weighted-average discount rate based on the Company’s incremental borrowing rate in relation to the leases was 1.8% for the year ended December 31, 2024 (2023: 2.5%, 2022: 2.7%) and the weighted-average remaining lease term was one year as of December 31, 2024 (2023: two years, 2022: three years).

For further details on the Company’s right-of-use assets see Note 13.

As a lessor

Four LR2 tankers were on fixed rate time charters as of December 31, 2024 and 2023.

In March 2024, the Company entered into a fixed rate time charter-out contract for one VLCC to a third party on a three-year time charter at a daily base rate of $51,500. The time charter commenced in the third quarter of 2024.

In April 2024, the Company entered into a time charter-out contract for one Suezmax tanker to a third party on a three-year time charter at a daily base rate of $32,950 plus 50% profit share. In the year ended December 31, 2024, the Company received profit share income of $0.5 million in relation to this charter.

The minimum future revenues to be received under these contracts as of December 31, 2024 were as follows:

(in thousands of $)
2025	60,562
2026	30,975
2027	11,348
Total minimum lease payments	102,885

The minimum future revenues to be received under these contracts as of December 31, 2023 were as follows:

(in thousands of $)
2024	58,194
2025	30,895
Total minimum lease payments	89,089

Our revenues from these leases have been included within time charter revenues in the Consolidated Statement of Profit or Loss, which solely relates to leasing revenues.

Two of the LR2 tankers on fixed rate time charters as of December 31, 2024 and 2023 have an option for a one year extension.

The cost and accumulated depreciation of vessels leased under time charters as of December 31, 2024 were $364.2 million and $72.1 million, respectively (December 31, 2023: $206.1 million and $36.0 million, respectively).

19.	FINANCIAL INSTRUMENTS - FAIR VALUES AND RISK MANAGEMENT

Accounting classifications and fair values

The carrying values and fair values of financial assets and financial liabilities as of December 31, 2024 and 2023 are as follows:

	December 31, 2024		December 31, 2023
(in thousands of $)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets measured at fair value through profit or loss
Derivative instruments	24,419	24,419	39,117	39,117
Marketable securities	4,027	4,027	7,432	7,432
Financial assets not measured at fair value
Cash and cash equivalents	413,532	413,532	308,322	308,322
Trade and other receivables	128,943	128,943	124,647	124,647
Financial liabilities not measured at fair value
Trade and other payables	98,812	98,812	98,232	98,232
Floating rate debt	3,744,388	3,792,576	3,279,626	3,322,347
Fixed rate debt	—	—	176,837	184,462

The table below shows the levels in the fair value hierarchy of financial assets and financial liabilities as of December 31, 2024 and 2023, excluding those whose fair values approximate their respective carrying values due to their short-term nature.

(in thousands of $)	Dec 31, 2024 Fair Value	Level 1	Level 2	Level 3
Financial assets measured at fair value through profit or loss
Derivative instruments	24,419	—	24,419	—
Marketable securities	4,027	4,027	—	—
Financial liabilities not measured at fair value
Floating rate debt	3,792,576	—	3,792,576	—

(in thousands of $)	Dec 31, 2023 Fair Value	Level 1	Level 2	Level 3
Financial assets measured at fair value through profit or loss
Derivative instruments	39,117	—	39,117	—
Marketable securities	7,432	7,432	—	—
Financial liabilities not measured at fair value
Floating rate debt	3,322,347	—	3,322,347	—
Fixed rate debt	184,462	—	—	184,462

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

Transfers between Level 1, 2 and 3

There were no transfers between these levels in 2024 and 2023.

Financial risk management

In the course of its normal business, the Company is exposed to the following risks:

•Credit risk
•Liquidity risk
•Market risk (interest rate risk, foreign currency risk, and price risk)

The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework.

Credit risk

Trade and other receivables
At the balance sheet date all trade and other receivables were with (i) state-owned enterprises, (ii) oil majors, (iii) commodities traders and (iv) related parties and affiliated companies. Based on past experience, there was only a small impact on doubtful amounts at year-end. Based on individual analyses, provisions for doubtful debtors were not material for the years ended December 31, 2024 and 2023. In addition, no customers individually accounted for 10% or more of total revenue in the year ended December 31, 2024 (2023: no customers) (see Note 3). The maximum exposure to credit risk is represented by the carrying amount of each financial asset.

Past due amounts are not credit impaired as collection is still considered to be likely and management is confident the outstanding amounts can be recovered. Amounts not past due are also with customers with high credit worthiness and are therefore not credit impaired.

Cash and cash equivalents
The Company held cash and cash equivalents of $413.5 million at December 31, 2024 (2023: $308.3 million). The cash and cash equivalents are held with SEB, HSBC, Royal Bank of Scotland, DNB Bank ASA and Nordea Bank Norge, or Nordea, Crédit Agricole, UBS, Standard Chartered Bank Singapore, ABN Amro, ING Bank N.V., Bank of Cyprus and Citibank N.A. The Company’s concentration of credit risk with respect to cash and cash equivalents is not considered significant as substantially all of the amounts are carried with a diversified portfolio of banks and financial institution counterparties.

Restricted cash
Our interest rate swaps can require us to post cash as collateral based on their fair value which is classified as restricted cash. As of December 31, 2024 and 2023 no cash was posted as collateral in relation to our interest rate swaps and secured borrowings.

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

The following are the remaining contractual maturities of financial liabilities:

		Contractual cash flows at December 31, 2024
(in thousands of $)	Carrying Value	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 6 years	Between 6 and 10 years
Non derivative financial liabilities
Floating rate debt	3,744,388	3,754,033	421,775	890,781	1,799,346	642,131
Interest on floating rate debt	—	905,002	226,094	375,184	212,995	90,729
Obligations under leases	1,604	1,604	1,153	451	—	—
Trade and other payables	98,812	98,812	98,812	—	—	—

		Contractual cash flows at December 31, 2023
(in thousands of $)	Carrying Value	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 6 years	Between 6 and 10 years
Non derivative financial liabilities
Floating rate debt	3,279,626	3,291,792	229,606	782,878	2,159,679	119,629
Interest on floating rate debt	—	834,670	232,684	383,406	201,216	17,364
Fixed rate debt	176,837	175,000	—	175,000	—	—
Interest on fixed rate debt	—	32,131	12,395	19,736	—	—
Obligations under leases	2,534	2,534	1,104	1,430	—	—
Trade and other payables	98,232	98,232	98,232	—	—	—

The Company has secured bank loans that contain loan covenants. A future breach of covenant may require the Company to repay the loan earlier than indicated in the above table. For more details on these covenants, see Note 17.

The carrying values of fixed and floating rate debt include expected payments of accrued interest as of the reporting date. The interest on floating rate debt is based on the SOFR spot rate as of December 31, 2024 and 2023. The interest rate on fixed rate debt was based on the contractual interest rate for the period presented. It is not expected that the cash flows included in the table above (the maturity analysis) could occur significantly earlier, or at significantly different amounts than those stated above.

Market risk

Interest rate risk
The Company is exposed to the impact of interest rate changes primarily through its floating-rate borrowings that require the Company to make interest payments based on SOFR. Significant increases in interest rates could adversely affect operating margins, results of operations and ability to service debt. The Company uses interest rate swaps to reduce its exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with its floating-rate debt. On December 31, 2024 the Company had interest rate swaps in place and approximately 15% (2023: 17%) of the floating interest rates were switched to fixed rate.

Cash flow sensitivity analysis for variable rate instruments
As of December 31, 2024, the Company's outstanding debt which was at variable interest rates, net of the amount subject to interest rate swap agreements, was $3,204.0 million (2023: $2,741.8 million). Based on this, a one percentage point increase in annual SOFR interest rates would increase its annual interest expense by approximately $32.0 million (2023: $27.4 million), excluding the effects of capitalization of interest.

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

The aggregate fair value of these swaps at December 31, 2024 was an asset of $24.4 million (2023: $39.1 million) and a liability of nil (2023: nil). The fair value (Level 2) of the Company’s interest rate swap agreements is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves and the current credit worthiness of both the Company and the derivative counterparty. The estimated fair value is the present value of future cash flows. In the year ended December 31, 2024, the Company recorded a gain on these interest rate swaps of $9.2 million (2023: gain of $8.0 million, 2022: gain of $53.6 million).

The interest rate swaps are not designated as hedges and are summarized as of December 31, 2024 as follows:

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

In November 2024, we declared a dividend of $0.34 per share for the third quarter of 2024. In August 2024, we declared a dividend of $0.62 per share for the second quarter of 2024. In May 2024, we declared a dividend of $0.62 per share for the first quarter of 2024. In February 2024, the Board of Directors declared a dividend of $0.37 per share for the fourth quarter of 2023.

The Company's loan agreements contain loan-to-value clauses, and financial covenants. For more details on these covenants, see Note 17.

20.	SHARE CAPITAL

The authorized share capital of the Company as of December 31, 2024 is $600,000,000 (2023: $600,000,000) divided into 600,000,000 shares (2023: 600,000,000) of $1.00 nominal value each, of which 222,622,889 shares of $1.00 nominal value each are in issue and fully paid as of December 31, 2024 and 2023.

The movement in the number of shares outstanding during the years ended December 31, 2024 and 2023 are as follows:

Outstanding shares as of January 1, 2022	203,530,979
Shares issued in connection with CMB.TECH share acquisition (see Note 9)	19,091,910
Outstanding shares as of December 31, 2022, 2023 and 2024	222,622,889

21.	SHARE OPTIONS

In the year ended December 2021, the Board of Directors approved the grant of 1,280,000 synthetic options to employees and board members according to the rules of the Company’s synthetic option scheme approved on December 7, 2021. The synthetic options have a five year term expiring in December 2026. The vesting period is 12 months for the first 27.5% of options, 24 months for the next 27.5% of options and 36 months for the final 45% of options. The exercise price is NOK 71, which shall increase by NOK 5 on each of December 7, 2023, and December 7, 2024, and will further be adjusted for any distribution of dividends made before the relevant synthetic options are exercised. The synthetic options will be settled in cash based on the difference between the market price of the Company’s shares and the exercise price on the date of exercise, and as such, have been classified as a liability. The synthetic options are not subject to a retention period. There were no options awarded in 2022, 2023 or 2024.

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

The initial exercise price for the synthetic options granted in December 2021 was reduced by the amount of dividends paid after the date of grant. As of December 31, 2024, all of these options had vested. As of December 31, 2024, 86,100 options had been forfeited (2023: 86,100) and 172,000 options were exercised (2023: 92,400) at a weighted average exercise price of $4.45. As of December 31, 2024, 1,021,900 options remained outstanding (2023: 1,101,500) and exercisable (2023: 564,650). The subsequent remeasurement of fair value of the synthetic options resulted in a gain of $2.2 million in the year ended December 31, 2024 (2023: expense of $10.7 million, 2022: expense of $4.7 million).

As of December 31, 2024, the weighted average exercise price of these options was $2.17 (2023: $4.48) and the Company's share price was $14.19.

The weighted average fair value of the options granted in 2021 was $6.54 per share. The synthetic options had a fair value of $12.5 million as of December 31, 2024 (2023: $17.5 million) and the Company recorded a liability of $11.7 million as of December 31, 2024 (2023: $15.0 million) in the Consolidated Statements of Financial Position. The intrinsic value of liabilities which had vested as of December 31, 2024 was $12.3 million (2023: $9.0 million).

22.	RELATED PARTY TRANSACTIONS AND AFFILIATED COMPANIES

We transact business with the following related parties: Seatankers Management Norway AS, Seatankers Management Co. Ltd, Avance Gas and Alta Trading UK Limited. We also own interests in TFG Marine and Clean Marine AS (through our interest in FMS Holdco) which are accounted for as equity method investments.

We also transact business with the following affiliated companies, being companies in which Hemen and companies associated with Hemen have significant influence: SFL, Flex LNG Ltd, Front Ocean Management and Golden Ocean. On March 12, 2025, Hemen disposed of its entire shareholding in Golden Ocean via a sale to a third party at which time Golden Ocean ceased to be affiliated with us.

Summary

A summary transactions with related parties and affiliated companies for the years ended December 31, 2024, 2023 and 2022 was as follows:

(in thousands of $)	Note	2024	2023	2022
Revenues and other operating income
Seatankers Management Co. Ltd		2,027	2,196	1,669
SFL	4	3,191	5,925	7,634
Golden Ocean		1,212	4,182	3,061
Alta Trading UK Limited		11	8	5,617
Flex LNG Ltd		1,538	1,513	1,242
Avance Gas		1,697	1,989	2,191
TFG Marine		598	1,060	627
Other related parties and affiliated companies		—	7	53
Total revenues and other operating income		10,274	16,880	22,094

Operating expenses
SFL	13, 18	—	—	1,590
Front Ocean Management AS		2,948	2,514	2,010
Seatankers Management Norway AS		523	880	516
Seatankers Management Co. Ltd		360	593	803
Total operating expenses		3,831	3,987	4,919

Other income (expenses)
Shareholder loan facility finance expense	17	(12,548)	(255)	—
Revolving credit facility finance expense	17	(9,299)	(11,690)	(13,288)
SFL interest leasing	6, 13, 18	—	—	(937)
FMS Holdco share of results	15	1,053	611	(555)
TFG Marine share of results	15	(1,651)	2,771	14,797
Total other income (expenses)		(22,445)	(8,563)	17

Revenues earned from related parties and affiliated companies are comprised of office rental income, technical and commercial management fees, newbuilding supervision fees, freights, and administrative services. Operating expenses paid to related parties and affiliated companies are comprised of bunker expenses, rental for vessels and office space, support staff costs, and corporate administration.

In addition, the Company has paid $534.3 million to TFG Marine in the year ended December 31, 2024 in relation to bunker purchases (2023: $392.5 million 2022: $434.4 million).

Related party and affiliated company balances

A summary of balances due from related parties and affiliated companies as of December 31, 2024 and 2023 was as follows:

(in thousands of $)	December 31, 2024	December 31, 2023
SFL	4,265	4,652
Seatankers Management Co. Ltd	2,647	726
Golden Ocean	178	11,147
Alta Trading UK Limited	11	8
Flex LNG Ltd	516	455
TFG Marine	227	1,117
Avance Gas	560	1,080
Other related parties and affiliated companies	128	107
Related party and affiliated company receivables	8,532	19,292

Balances due from related parties and affiliated companies are primarily derived from newbuilding supervision fees, technical and commercial management fees, and recharges for administrative services.

A summary of balances due to related parties and affiliated companies at December 31, 2024 and 2023 was as follows:

(in thousands of $)	December 31, 2024	December 31, 2023
SFL	7,380	6,407
Seatankers Management Co. Ltd	1,153	337
Golden Ocean	1,283	13,837
Flex LNG Ltd	686	549
TFG Marine	24,390	25,956
Front Ocean Management	5	71
Avance Gas	473	562
Related party and affiliated company payables	35,370	47,719
Shareholder loan facility	—	235,000
Revolving credit facility	—	175,000
Total due to related parties and affiliated companies	35,370	457,719

Related party and affiliated company payables are primarily for bunker purchases, supplier rebates, loan interest and corporate administration fees.

Other transactions

Refer to Note 8, 9 and 20 for further details of shares issued to Hemen in connection with the CMB.TECH share acquisition.

Refer to Note 23 for further details of guarantees provided in relation to the Company's business with and investment in TFG Marine.

Transactions with key management personnel

The total amount of the remuneration earned by all directors and key management personnel for their services was as follows:

(in thousands of $)	2024	2023	2022
Total remuneration	464	7,956	3,767
of which:
Paid in capacity as directors	907	3,530	1,678
Other remuneration	(443)	4,426	2,089

The Directors annually review the remuneration of the members of key management personnel. Directors' fees are approved annually at the AGM. No pensions were paid to directors or past directors. No compensation was paid to directors or past directors in respect of loss of office. Total remuneration consists of a fixed and a variable component and can be summarized as follows:

(in thousands of $)	2024	2023	2022
Total fixed remuneration	911	942	863
of which:
Cost of pension	28	24	22
Total variable remuneration	(447)	7,014	2,904
of which:
Share based payments	(829)	7,014	2,679

In December 2021, the Board of Directors approved the grant of 1,280,000 synthetic options to employees and board members according to the rules of the Company’s synthetic option scheme approved on December 7, 2021. The synthetic options have a five year term expiring in December 2026. The vesting period is 12 months for the first 27.5% of options, 24 months for the next 27.5% of options and 36 months for the final 45% of options. The synthetic options will be settled in cash based on the difference between the market price of the Company’s shares and the exercise price on the date of exercise, and as such, have been classified as a liability. The Company recorded a share-based payment gain in the year ended December 31, 2024 due to a decrease in the fair value of the option liability as a result of the decrease in the Company's share price as of December 31, 2024 as compared to December 31, 2023. Refer to Note 21 for further details of the synthetic option scheme.

23.	COMMITMENTS AND CONTINGENCIES

As of December 31, 2024, the Company has agreed to provide a $60.0 million guarantee in respect of the performance of its subsidiaries, and two subsidiaries of an affiliate of Hemen, under a bunker supply arrangement with TFG Marine, a related party. As of December 31, 2024, there are no amounts payable under this guarantee. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by the Trafigura Group and becomes payable, Frontline shall pay a pro rata amount based on its share of the equity in TFG Marine. The maximum liability under this guarantee is $6.0 million and there are no amounts payable under this guarantee as at December 31, 2024.

In June 2024, the Company attended an introductory hearing before the Enterprise Court in Antwerp, Belgium, in response to a summons received from certain funds managed by FourWorld Capital Management LLC (“FourWorld”) in connection with their claims pertaining to the integrated solution for the strategic and structural deadlock within former Euronav NV announced on October 9, 2023, and former Euronav NV’s acquisition of CMB.TECH NV on December 22, 2023. FourWorld claims that the transactions should be rescinded and in addition has requested the court to order Compagnie Maritime Belge NV and Frontline to pay damages in an amount to be determined during the course of the proceedings. A procedural calendar has been agreed and the case is scheduled for oral court pleadings in May 2026, after which a judgment will be rendered. The Company finds the claims to be without merit and intends to vigorously defend against them.

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

24.	GROUP ENTITIES

		Ownership and Voting Percentage
Name	Country of Incorporation	December 31, 2024	December 31, 2023
Frontline Management (Bermuda) Ltd	Bermuda	100%	100%
Frontline Corporate Services Ltd	United Kingdom	100%	100%
Frontline Management AS	Norway	100%	100%
Frontline 2012 Ltd.	Bermuda	100%	100%
Frontline Chartering Services Inc.	Liberia	100%	100%
Frontline Shipping Singapore Pte Ltd.	Singapore	100%	100%
Frontfleet Ltd	Bermuda	100%	100%
Frontfleet II Ltd	Bermuda	100%	100%
Front Thor Inc.	Liberia	100%	100%
Front Odin Inc.	Liberia	100%	100%
Front Loki Inc.	Liberia	100%	100%
Front Njord Inc.	Liberia	100%	100%
Front Ull Inc	Liberia	100%	100%
Front Idun Inc	Liberia	100%	100%
Front King Inc.	Liberia	100%	100%
Front Queen Inc.	Liberia	100%	100%
Front Sovereign Inc.	Liberia	100%	100%
Front Monarch Inc.	Liberia	100%	100%
Front Eminence Inc.	Liberia	100%	100%
Front Endurance Inc.	Liberia	100%	100%
Front Duke Inc.	Republic of the Marshall Islands	100%	100%
Front Brage Inc.	Liberia	100%	100%
Front Balder Inc.	Liberia	100%	100%
Front Challenger Inc.	Liberia	100%	100%
Front Crown Inc.	Liberia	100%	100%
Front Coral Inc.	Liberia	100%	100%
Front Crystal II Inc.	Liberia	100%	100%
Front Classic Inc.	Liberia	100%	100%
Front Clipper Inc.	Liberia	100%	100%
Front Cosmos Inc.	Liberia	100%	100%
Front Cascade Inc.	Liberia	100%	100%
Front Duchess Inc.	Republic of the Marshall Islands	100%	100%
Sea Hull L0037 Corp.	Liberia	100%	100%
Sea Hull L0044 Corp.	Liberia	100%	100%
Sea Hull L0045 Corp.	Liberia	100%	100%
Sea Hull L0046 Corp.	Liberia	100%	100%
Front Cheetah Inc.	Liberia	100%	100%
Front Cougar Inc.	Liberia	100%	100%
Front Aphrodite Inc.	Liberia	100%	100%

Front Athena Inc.	Liberia	100%	100%
Front Hebe Inc.	Liberia	100%	100%
Front Hera Inc.	Liberia	100%	100%
Front Altair Inc.	Liberia	100%	100%
Front Antares Inc	Liberia	100%	100%
Front Vega Inc.	Liberia	100%	100%
Front Sirius Inc.	Liberia	100%	100%
Front Castor Inc.	Liberia	100%	100%
Front Pollux Inc.	Liberia	100%	100%
Front Capella Inc.	Liberia	100%	100%
Front Polaris Inc.	Liberia	100%	100%
Front Earl Inc.	Liberia	100%	100%
Front Empire Inc.	Liberia	100%	100%
Front Prince I Inc.	Liberia	100%	100%
Front Princess I Inc.	Liberia	100%	100%
Front Defender Inc.	Liberia	100%	100%
Front Discovery Inc.	Liberia	100%	100%
Front Cruiser Inc.	Liberia	100%	100%
Front Dynamic I Inc.	Liberia	100%	100%
Front Favour Inc.	Republic of the Marshall Islands	100%	100%
Front Feature Inc.	Republic of the Marshall Islands	100%	100%
Front Future Inc.	Liberia	100%	100%
Front Fusion Inc.	Liberia	100%	100%
White Flag Ventures XXXVI LLC	Republic of the Marshall Islands	100%	100%
White Flag Ventures XXXIX LLC	Republic of the Marshall Islands	100%	100%
White Flag Ventures XL LLC	Republic of the Marshall Islands	100%	100%
White Flag Ventures XLI LLC	Republic of the Marshall Islands	100%	100%
White Flag Ventures XLII LLC	Republic of the Marshall Islands	100%	100%
White Flag Ventures XLIII LLC	Republic of the Marshall Islands	100%	100%
White Flag Ventures XLIV LLC	Republic of the Marshall Islands	100%	100%
White Flag Ventures XLV LLC	Republic of the Marshall Islands	100%	100%
White Flag Ventures XLVI LLC	Republic of the Marshall Islands	100%	100%
White Flag Ventures XLVII LLC	Republic of the Marshall Islands	100%	100%
Hull 3240 Inc.	Republic of the Marshall Islands	100%	100%
Hull 3241 Inc.	Republic of the Marshall Islands	100%	100%
Hull 3283 Inc.	Republic of the Marshall Islands	100%	100%
Hull 3284 Inc.	Republic of the Marshall Islands	100%	100%
Hull 3285 Inc.	Republic of the Marshall Islands	100%	100%
Hull 3286 Inc.	Republic of the Marshall Islands	100%	100%
Front Driva Inc.	Republic of the Marshall Islands	100%	100%
Front Nausta Inc.	Republic of the Marshall Islands	100%	100%
Frontfleet Chartering Inc.	Republic of the Marshall Islands	100%	100%
Frontline (Management) Cyprus Ltd	Cyprus	100%	100%
Front Beaver Inc.	Republic of the Marshall Islands	100%	100%
Front Beauly Inc.	Republic of the Marshall Islands	100%	100%
Front Cloud Inc.	Republic of the Marshall Islands	100%	100%
Front Clyde Inc.	Republic of the Marshall Islands	100%	100%

Front Dee Inc.	Republic of the Marshall Islands	100%	100%
Front Eagle Inc.	Republic of the Marshall Islands	100%	100%
Front Eira Inc.	Republic of the Marshall Islands	100%	100%
Front Forth Inc.	Republic of the Marshall Islands	100%	100%
Front Gander Inc.	Republic of the Marshall Islands	100%	100%
Front Hawke Inc.	Republic of the Marshall Islands	100%	100%
Front Maine Inc.	Republic of the Marshall Islands	100%	100%
Front Morgan Inc.	Republic of the Marshall Islands	100%	100%
Front Naver Inc.	Republic of the Marshall Islands	100%	100%
Front Neiden Inc.	Republic of the Marshall Islands	100%	100%
Front Osen Inc.	Republic of the Marshall Islands	100%	100%
Front Otra Inc.	Republic of the Marshall Islands	100%	100%
Front Rauma Inc.	Republic of the Marshall Islands	100%	100%
Front Spey Inc.	Republic of the Marshall Islands	100%	100%
Front Surna Inc.	Republic of the Marshall Islands	100%	100%
Front Tay Inc.	Republic of the Marshall Islands	100%	100%
Front Vefsna Inc.	Republic of the Marshall Islands	100%	100%
Front Vosso Inc.	Republic of the Marshall Islands	100%	100%
Front Humber Inc.	Republic of the Marshall Islands	100%	100%
Front Flores Inc.	Republic of the Marshall Islands	100%	100%

25.	SUBSEQUENT EVENTS

In February 2025, the Board of Directors declared a dividend of $0.20 per share for the fourth quarter of 2024. The record date for the dividend was March 14, 2025, the ex-dividend date was March 14, 2025, for shares listed on the New York Stock Exchange and March 13, 2025, for shares listed on the Oslo Stock Exchange, and the dividend was paid on March 31, 2025.

Refer to Note 17 for details of other transactions that have concluded subsequent to December 31, 2024 pertaining to financing.