Form 20-F
period 2025-12-31
Frontline plc
filed 2026-03-27
CIK 913290

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________________ to _________________
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________________________

Commission file number	001-16601

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this annual report and the documents incorporated by reference may include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

These statements reflect our current views with respect to future events and financial performance, and are not intended to give any assurance as to future results. When used in this document, the words “believe,” anticipate,” intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “targets,” likely,” “would,” “could,” “seeks, “continue,” “possible,” “might" and similar expressions, terms or phrases may identify forward-looking statements.

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
•changes in OPEC and Non-OPEC production decisions and geopolitical developments affecting oil supply and trade flows;
•changes in the Company's operating expenses, including bunker prices, dry docking, crew costs and insurance costs;
•planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking, repairs, surveys and upgrades;
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
•compliance with governmental, tax, environmental and safety regulation, any non-compliance with U.S. or EU regulations;

•the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies;
•compliance with the Foreign Corrupt Practices Act of 1977 (the “FCPA”) or other applicable regulations relating to bribery;
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
•cost and effects of cybersecurity incidents or other failures, interruptions, or security breaches of our systems or those of our customers or third-party providers, including software failures, unforeseeable security breaches, or incidents stemming from the misuse or intentional or unintentional misapplication of artificial intelligence in our business;
•our ability to successfully adopt artificial intelligence and digital logistics into our operating systems;
•potential conflicts of interest involving members of our Board of Directors and senior management;
•the failure of counter parties to fully perform their contracts with us;
•changes in credit risk with respect to our counterparties on contracts;
•our dependence on key personnel and our ability to attract, retain and motivate key employees;
•adequacy and cost of insurance coverage;
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
•potential disruption of shipping routes due to accidents, environmental factors, political events, public health threats, international hostilities including the war between Russia and Ukraine, the Iran conflict and related developments in the Middle East, including vessel attacks in the Strait of Hormuz or the Red Sea and acts by terrorists or acts of piracy on ocean-going vessels;
•the impact of restrictions on trade, including the imposition of new tariffs, port fees and other import restrictions by the United States on its trading partners and the imposition of retaliatory tariffs by China and the EU on the United States, and potential further protectionist measures and/or further retaliatory actions by others, including the imposition of tariffs or penalties on vessels calling in key export or import ports such as the United States, EU and/or China;
•the length and severity of epidemics and pandemics and their impact on the demand for seaborne transportation of crude oil and refined products;
•the impact of port or canal congestion;
•business disruptions due to adverse weather, natural disasters or other disasters outside our control; and
•other important factors described from time to time in the Company’s reports filed with the Securities and Exchange Commission (the “Commission”).

We caution readers of this annual report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements. Please see “Item 3. Key Information—D. Risk Factors” of this annual report for a more complete discussion of these and other risks and uncertainties.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Throughout this annual report, the “Company,” "Frontline," “we," “us” and “our” all refer to Frontline plc and its subsidiaries. We use the term deadweight ton (“dwt”) in describing the size of vessels. Dwt, expressed in metric tons, which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. The Company operates oil tankers of two sizes: very large crude carriers (“VLCCs”) which are between 200,000 and 320,000 dwt, and Suezmax tankers, which are vessels between 120,000 and 170,000 dwt. The Company also operates LR2/Aframax tankers, which are clean product tankers and range in size from 110,000 to 115,000 dwt. The Company defines an ECO vessel as a vessel with certain specifications that improve fuel consumption performance as compared to the previous generation of vessels. Typically built from 2015 onwards, ECO vessels have improved hull and engine designs to maximize operational performance according to today’s operational profiles. The Company also designates vessels as ECO if they have undergone retrofits such as de-rating to improve specific fuel consumption at today’s market speeds, installing propulsion improvement devices, or upgrading engine and equipment to bring the consumption performance of older vessels into line with those constructed from 2015 onwards. All ECO-vessels meet Energy Efficiency Existing Ship Index ("EEXI") certification requirements. Unless otherwise indicated, all references to “USD,” “US$” and “$” in this annual report are U.S. dollars.

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

Historically, the tanker industry has been highly cyclical, with volatility in profitability, charter rates and asset values resulting from changes in the supply of, and demand for, tanker capacity and changes in the supply of and demand for oil and oil products. These factors may adversely affect the rates payable and the amounts we receive in respect of our vessels. Global and political conflicts continue to disrupt energy production and trade patterns, and their impact on energy demand and costs is expected to remain uncertain. Our ability to re-charter our vessels on the expiration or termination of their current spot and time charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker market and we cannot guarantee that any renewal or replacement charters we enter into will be sufficient to allow us to operate our vessels profitably. Our revenues are affected by our strategy to employ some of our vessels on time charters, which have a fixed income for a pre-set period of time as opposed to trading ships in the spot market where their earnings are heavily impacted by the supply and demand balance. If we are not able to obtain new contracts in direct continuation with existing charters or for newly acquired vessels, or if new contracts are entered into at charter rates substantially below the existing charter rates or on terms otherwise less favorable compared to existing contracts terms, our revenues and profitability could be adversely affected.

The factors that may influence demand for tanker capacity include:

•the supply of and demand for oil and oil products;
•the supply of and demand for alternative energy sources and from other shipping companies and other modes of transport;
•global and regional economic and political conditions, including “trade wars” and developments in international trade, international sanctions, embargoes, import and export restrictions, nationalizations, the imposition of tariffs and port fees, national oil reserves policies, refinery additions and closures, and fluctuations in industrial production;
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
•piracy, terrorist activities, vessel attacks, wars or other armed conflicts, and other international hostilities;

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
•recycling and scrapping rates, influenced by vessel age, emission compliance costs and second-hand market liquidity;
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
•business disruptions, including supply chain disruptions, port and canal congestion and the imposition of tariffs;
•government and industry regulations of maritime transportation practices, particularly environmental protection laws and regulations that may limit the useful lives of vessels, including ballast water management, low sulfur fuel consumption regulations, and reductions in CO2 emissions;
•changes in national or international regulations that may effectively cause reductions in the carrying capacity of vessels or obsolescence of tonnage, including the impact of sanctions;
•environmental concerns and uncertainty around new regulations in relation to, amongst others, new technologies which may delay the ordering of new vessels; and
•government subsidies of shipbuilding.

In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance costs, insurance coverage costs, and the efficiency and age profile of the existing tanker fleet. The factors affecting the supply and demand for tankers have been volatile and are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable, including those discussed above. Market conditions were volatile in 2025 and continued volatility may reduce demand for transportation of oil over longer distances and increase the supply of tankers to carry that oil, which may have a material adverse effect on our business, financial condition, results of operations, cash flows, ability to pay dividends and existing contractual obligations.

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

A significant portion of our earnings are related to the oil industry. A shift in or disruption of consumer demand from oil towards other energy sources, such as electricity, natural gas, liquified natural gas, hydrogen or ammonia will potentially affect the demand for our vessels. While the International Energy Agency (“IEA”) forecasts “peak oil”, the year when the maximum rate of extraction oil is reached, to be 2030 and OPEC forecasts global oil demand to continue to grow through at least 2050, a shift in consumer demand away from oil and oil products could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Seaborne trading and distribution patterns are primarily influenced by the relative advantage of the various sources of production, locations of consumption, pricing differentials and seasonality, and, more recently, government sanctions. Changes to the trade patterns of crude oil or refined oil products may have a significant negative or positive impact on the ton-mile and therefore the demand for our tankers. This could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Technological innovation and quality and efficiency requirements from our customers could reduce our charterhire income and the value of our vessels.

Our customers, in particular those in the oil industry, have a high and increasing focus on quality and compliance standards with their suppliers across the entire supply chain, including the shipping and transportation segment. Our continued compliance with these standards and quality requirements is vital for our operations. The charterhire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. Our vessels have an average age of 7.5 years as of December 31, 2025, and if new vessels are built that are more efficient or more flexible or have longer physical lives than our vessels or utilize more environmentally sustainable propulsion technologies, competition from these more technologically advanced vessels could adversely affect the amount of charterhire payments we receive for our vessels and the resale value of our vessels could significantly decrease. Similarly, technologically advanced vessels may be needed to comply with future environmental laws, the investment in which along with the foregoing could have a material adverse effect on our results of operations, charterhire payments, resale value of vessels, cash flows, financial condition and ability to pay dividends.

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

Our vessels rely on information systems for a significant part of their operations, including navigation, provision of services, propulsion, machinery management, power control, communications and cargo management. We have in place safety and security measures on our vessels and onshore operations to secure our vessels against cyber-security attacks and any disruption to their information systems. However, these measures and technology may not adequately prevent security breaches despite our continuous efforts to upgrade and address the latest known threats. A disruption to the information system of any of our vessels could lead to, among other things, wrong routing, collision, grounding, propulsion failure, ransom demands and business interruption and regulatory consequences.

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

Finally, there continues to be significant evolution and developments in the use of artificial intelligence technologies, including generative artificial intelligence. We cannot, at this time, fully determine the impact of such evolving technology on our industry or business.

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

Acts of piracy and other attacks have historically affected ocean-going vessels trading in certain regions of the world, such as the South China Sea, the Arabian Sea, the Red Sea, Suez Canal, the Gulf of Aden off the coast of Somalia, Sulu Sea, Celebes Sea, the Malacca and Singaporean Straits, the Indian Ocean and, in particular, the Gulf of Guinea region off the coast of Nigeria. We consider potential acts of piracy to be a material risk to the international shipping industry, and protection against this risk requires vigilance. Our vessels regularly travel through regions where pirates are active. We are insured for a wide range of war risks through membership in a mutual war risk club. Crew and security equipment costs, including costs which may be incurred to the extent we employ onboard security guards, could also increase in such circumstances.

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

If economic conditions deteriorate or become more volatile, it could impede our operations.

Various macroeconomic factors, including high inflation and interest rates, global supply chain constraints, and the effects of overall economic conditions and uncertainties such as those resulting from the current and future conditions in the global financial markets, could adversely affect our business, results of operations, financial condition and ability to pay dividends. Inflation and high interest rates may negatively impact us by increasing our operating costs and our cost of borrowing. Interest rates, the liquidity of the credit markets and the volatility of the capital markets could also affect the operation of our business and our ability to raise capital on favorable terms, or at all. See "Item 5. Operating and Financial Review and Prospects- A. Results of Operations" for a discussion of the impact of interest rates on our results of operations.

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

Our ability to secure funding depends on well-functioning capital markets and on an appetite to provide funding to the shipping industry. At present, capital markets are well-functioning, and funding is available for the shipping industry. However, if global economic conditions worsen or lenders for any reason decide not to provide debt financing to us, we may not be able to secure additional financing to the extent required, on acceptable terms or at all. If additional financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due, or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise. Relatedly, certain banks have reduced or ceased lending for oil cargoes, which could have an adverse economic impact on our customers.

If there is an economic slowdown in the Asia Pacific region, especially in China, it may have a negative effect on us. In recent history, China has had one of the world's fastest growing economies in terms of gross domestic product (“GDP”) which had a significant impact on shipping demand. While the growth rate of China's GDP is estimated to have decreased from 5.4% in 2023 to 5.0% in 2024 and 2025 and is forecast to decrease to 4.2% in 2026, the market is still volatile. As such, China and other countries in the Asia Pacific region may experience slowed or even negative economic growth in the future. Our financial condition and results of operations, as well as our future prospects, would likely be impeded by an economic downturn in any of these countries.

Political instability, terrorist or other attacks, war, international hostilities, economic sanctions or other trade restrictions, and global public health concerns can affect the tanker industry and adversely affect our business.

We conduct most of our operations outside of the United States, and our business, results of operations, cash flows, financial condition and available cash may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered.

Currently, the global economy continues to face a number of actual and potential challenges, including the continuation of the war between Ukraine and Russia and between Israel and Iran, current trade tension between the United States and China, political instability in Venezuela, the Middle East and the South China Sea region and other geographic countries and areas, terrorist or other attacks, war (or threatened war) or international hostilities.

In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region, in the Black Sea in connection with the war between Russia and the Ukraine, and in and around the Red Sea with attacks on vessels by Houthi groups in connection with the conflict between Israel and Iran. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia, among others. Any of these occurrences could have a material adverse impact on our future performance, results of operation, cash flows and financial position.

Beginning in 2022, the United States, the United Kingdom and the European Union, among other countries, announced various economic sanctions against Russia in connection with the war in the Ukraine. The ongoing conflict could result in the imposition of further economic sanctions or new categories of export restrictions against individuals or entities in or connected to Russia. While in general much uncertainty remains regarding the global impact of the continuation of the war in Ukraine, and any potential resolution thereof, it is possible that such tensions could adversely affect our business, financial condition, operating results and cash flows.

The United States has issued several Executive Orders that prohibit certain transactions related to Russia, including prohibitions on the importation of certain Russian energy products into the United States (including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal), and all new investments in Russia by U.S. persons, among other prohibitions and export controls, and has issued numerous determinations authorizing the imposition of sanctions on persons who operate or have operated in the energy, metals and mining, and marine sectors of the Russian Federation economy, among others. Designations under these sanctions programs are continuing, including in October 2025 against Lukoil, and Rosneft, and certain of their subsidiaries. Increased restrictions on these sectors, or the expansion of sanctions to new sectors, may pose additional risks that could adversely affect our business and operations.

Furthermore, the United States, in conjunction with the G7, agreed on September 2022 to implement a Russian petroleum “price cap policy” which prohibits a variety of specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging, and customs brokering. An exception exists to permit such services when the price of the seaborne Russian oil does not exceed the relevant price cap; but implementation of this price exception relies on a recordkeeping and attestation process that requires each party in the supply chain of seaborne Russian oil to demonstrate or confirm that oil has been purchased at or below the price cap. Further, effective as of February 27, 2025, the United States has also prohibited the provision of petroleum services by U.S. persons to persons located in Russia. An exception exists for the provision of petroleum services in certain specified circumstances, including for the provision of services for products purchased at or below the aforementioned price caps. As of September 2025, the European Union, United Kingdom and Canada also agreed to lower their price cap on Russian crude oil from $60 per barrel to $47.60 per barrel and which was further reduced to $44.10 effective February 1, 2026, based on an automatic dynamic pricing adjustment setting the cap at 15% below the average market price for Russian crude oil during the relevant reference period. Violations of the prohibition on petroleum services or the price cap policy, including the risk that information, documentation, or attestations provided by parties in the supply chain are later determined to be false, may pose additional risks adversely affecting our business, including, but not limited to, fines, penalties, criminal proceedings and secondary sanctions. While much uncertainty remains, the potential that the European Union in conjunction with the G7, might replace the price cap policy in favor of a full maritime services ban for Russian oil exports may also pose further risks that could adversely affect our business.

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

Governments may also turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. For example, on February 20, 2026, President Trump invoked a flat tariff of 10%, which was subsequently increased to 15% the following day, on almost all U.S. imports under Section 122 of the Trade Act of 1974, which allows for temporary import surcharges. The temporary import surcharge took effect on February 24, 2026.

In particular, there is significant uncertainty about the future relationship between the United States and China and other countries, such as Canada, Mexico, and the European Union, among others, with respect to trade policies, treaties, government regulations, and tariffs, some of which remain subject to legal challenge. For example, in April 2025, the Office of the United States Trade Representative enacted vessel service fees under Section 301 of the Trade Act of 1974 which were imposed as scheduled beginning on October 14, 2025, but were suspended for one year as of November 10, 2025 as a result of broader trade negotiations between the United States and China, after China’s Ministry of Transport had announced retaliatory port fees applicable to certain vessels calling at Chinese ports that were built or flagged in the United States or owned or operated by certain U.S.-linked persons. China’s retaliatory service fees on U.S. vessels were also suspended for a period of one year on the same date.

If our vessels call at ports located in countries or territories that are the subject of sanctions or embargoes or engage in other transactions or dealings in violation of applicable sanctions laws, it could lead to monetary fines or penalties and adversely affect our reputation and the market for our ordinary shares.

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

The laws and regulations of these different jurisdictions vary in their application and do not all apply to the same covered persons or proscribe the same activities. In addition, the sanctions and embargo laws and regulations of each jurisdiction may be amended to increase or reduce the restrictions they impose over time, and the lists of persons and entities designated under these laws and regulations are amended frequently. Moreover, most sanctions regimes provide that entities owned or controlled by the persons or entities designated in such lists are also subject to sanctions. The U.S., United Kingdom, and European Union have enacted new and more aggressive sanctions programs in recent years. Additional countries or territories, as well as additional persons or entities within or affiliated with those countries or territories, have, and in the future will, become the target of sanctions. These require us to be diligent in ensuring our compliance with sanctions laws. Further, the U.S., United Kingdom and European Union have increased their focus on sanctions enforcement with respect to the shipping sector. Current or future counterparties of ours may be affiliated with persons or entities that are or may be in the future become the subject of sanctions imposed by the United States, United Kingdom, European Union and/or other international bodies. If we determine that such sanctions require us to terminate existing or future contracts to which we, or our subsidiaries, are party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected, or we may suffer reputational harm.

As a result of Russia’s actions in Ukraine and the war between Israel and Hamas, the U.S., European Union and United Kingdom, together with numerous other countries, have imposed significant economic sanctions which may adversely affect our ability to operate in these regions and also restrict parties whose cargo we carry.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations in 2025, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties, vessel detentions or blacklisting or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in our reputation and the market for our securities to be adversely affected and/or some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries or territories identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in countries or territories that we operate in.

Escalating conflicts involving Iran and disruption in the Strait of Hormuz could lead to a disruption of the global supply chain of oil.

On February 28, 2026, Israel and the United States commenced a joint operation against Iran, which has led Iran to launch ballistic missiles and drones against Israel and other countries in the region, including the United Arab Emirates, Bahrain and Qatar, as well as against U.S. targets in the Middle East. In addition, Iran may close the Strait of Hormuz, leading to disruption of the global supply chain, including in oil and gas, which could materially harm our operations. Such disruptions may result in vessel delays, rerouting, port congestion or cargo disruption in the region. This conflict and related maritime insecurity may materially reduce our ability to operate safely or profitably on key routes originating from the Middle East Gulf, increase operating expenses, and expose our vessels and crews to heightened physical and cyber risks. Prolonged disruptions may also reduce overall tanker demand, add volatility to charter rates, impair vessel employment opportunities and lead to significant deviations that negatively affect voyage economics. Insurance coverage may not be sufficient to cover losses and may become unavailable or prohibitively expensive. Any continuation or escalation of this conflict, including broader regional involvement or an extended closure of the Strait of Hormuz, could materially and adversely impact our revenues, cash flows, vessel values, and overall financial condition.

Compliance with safety and other vessel requirements may be costly and could reduce or impair our financial performance.

Compliance with applicable requirements may result in significant expense. If any vessel does not maintain its class or fails any annual, intermediate or special survey, the vessel will be unable to trade between ports and will be unemployable and uninsurable, which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

The operation of our vessels is affected by the requirements set forth in the IMO's International Safety Management Code (the “ISM Code”). The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and for dealing with emergencies. If we fail to comply with the ISM Code, we may be subject to increased liability, including the invalidation of existing insurance or a decrease of available insurance coverage for our affected vessels and such failure may result in a denial of access to, or detention in, certain ports. The U.S. Coast Guard and European Union authorities enforce compliance with the ISM and International Ship and Port Facility Security Code (the “ISPS Code”) and prohibit non-compliant vessels from trading in U.S. and European Union ports. This could have a material adverse effect on our future performance, results of operations, cash flows and financial position. Given that the IMO continues to review and introduce new regulations, it is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

Because such conventions, laws, and regulations are often revised or delayed, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale prices or useful lives of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our business and which may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates, and financial assurances with respect to our operations.

Further, government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and may require us to incur significant capital expenditures to keep our vessels in compliance.

Please see “Item 4. Information on the Company - B. Business Overview - Environmental and Other Regulations in the Shipping Industry” for a discussion of the environmental and other regulations applicable to us.

We are subject to complex laws and regulations, including environmental laws and regulations that can increase our liability and adversely affect our business, results of operations and financial condition.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. Compliance with such laws and regulations, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. Compliance with such laws and regulations may require us to obtain certain permits or authorizations prior to commencing operations. Failure to obtain such permits or authorizations could materially impact our business results of operations, financial conditions and ability to pay dividends by delaying or limiting our ability to accept charterers. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents.

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

We have incurred increased costs to comply with revised environmental standards. Additional or new conventions, laws and regulations may be adopted that could require, among others, the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition. Low sulfur fuel is more expensive than standard marine fuel containing 3.5% sulfur content and may become more expensive or difficult to obtain as a result of increased demand. If the cost differential between low sulfur fuel and high sulfur fuel is significantly higher than anticipated, or if low sulfur fuel is not available at ports on certain trading routes, it may not be feasible or competitive to operate our vessels on certain trading routes without installing scrubbers or without incurring deviation time to obtain compliant fuel. Scrubbers may not be available to be installed on such vessels at a favorable cost or at all if we seek them at a later date. Further, there is a risk that if the fuel spread between high sulfur fuel oil and low sulfur fuel oil decreases, we may not be able to recover the investments we have made in our scrubbers with our expected timeframes or at all. In the year ended December 31, 2025, the Company completed the purchase and installation of scrubbers on two vessels for a total cost of $4.5 million. As of December 31, 2025, 46 of our vessels are fitted with scrubbers.

We continue to evaluate different options in complying with IMO and other rules and regulations.

Please see “Item 4. Information on the Company—B. Business Overview—Environmental and Other Regulations in the Shipping Industry” for a discussion of the environmental and other regulations applicable to us.

Maritime claimants could arrest or attach one or more of our vessels, which could result in a significant loss of earnings.

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

In addition, in jurisdictions where the “sister ship” theory of liability applies, such as South Africa, a claimant may arrest the vessel which is subject to the claimant's maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. In countries with "sister ship" liability laws, claims might be asserted against us or any of our vessels for liabilities of other vessels that we own. Under some of our present charters, if the vessel is arrested or detained for an extended period as a result of a claim against us, we may be in default of our charter and the charterer may terminate the charter, which will negatively impact our earnings and cash flows.

Governments could requisition our vessels during a period of war or emergency resulting in a loss of earnings.

A government of a vessel’s registry could requisition for title or hire or seize one or more of our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Risks Related to Our Business

We are dependent on the spot market and any decrease in spot charter rates in the future may provide an incentive for some charterers to default on their charters, and the failure of our counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business and ability to pay dividends.

As of December 31, 2025, 77 of the 80 vessels, which we owned, were employed in the spot market or on short-term or variable rate time charters, and we are therefore exposed to fluctuations in spot market charter rates.

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

We have entered into various contracts, including charter parties with our customers, which subject us to counterparty risks. The ability and willingness of each of the counterparties to perform its obligations under a contract with us or contracts entered into on our behalf will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the shipping sector, the overall financial condition of the counterparty, charter rates received for tankers and the supply and demand for commodities. Should a counterparty fail to honor its obligations under any such contracts we could sustain significant losses that could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to pay dividends. As of December 31, 2025, three of our vessels were on time charters with a fixed rate element. These time charters have a remaining duration of less than two years.

Often, when we enter into a time charter, the rates under that charter are fixed for the term of the charter. If the spot market rates or short-term time charter rates in the tanker industry become significantly lower than the time charter equivalent rates that some of our charterers are obligated to pay us under our existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter. If our charterers fail to pay their obligations, we would have to attempt to re-charter our vessels, which if re-chartered at lower rates, may affect our ability to operate our vessels profitably and may affect our ability to comply with current or future covenants contained in our loan agreements, adversely affecting our business.

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

Additionally, our returns are impacted by the use of scrubbers, which allow us to consume high-sulfur fuel oil ("HSFO") under certain circumstances, as it is typically cheaper than very low sulfur fuel oil ("VLSFO"). However, if the price differential (spread) between VLSFO and HSFO narrows, the financial benefit of using scrubbers may decline, affecting our overall returns. As a result, an increase in the price of fuel may adversely affect our profitability.

In addition, the 0.5% global sulfur cap in marine fuels used by vessels that are not equipped with sulfur oxide scrubbers under MARPOL Annex VI may lead to changes in the production quantities and prices of different grades of marine fuel by refineries and introduces an additional element of uncertainty in fuel markets, which could result in additional costs and adversely affect our cash flows, earnings and results from operations.

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

During the period a vessel is subject to a charter, we might not be permitted to sell it to take advantage of increases in vessel values without the charterers' agreement. If we sell a vessel at a time when ship prices have fallen, the sale may be at less than the vessel's carrying amount on our financial statements, with the result that we could incur a loss and a reduction in earnings. In addition, if we determine at any time that a vessel's future limited useful life and earnings require us to impair its value on our financial statements, that could result in a charge against our earnings and a reduction of our shareholders' equity. Declines in charter rates or regulatory changes could also trigger an impairment. It is possible that the market value of our vessels will decline in the future and could adversely affect our ability to comply with current or future financial covenants contained in our loan agreements or other financing arrangements. Any impairment charges incurred as a result of declines in charter rates and other market deterioration could negatively affect our business, financial condition, operating results or the trading price of our ordinary shares.

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

The operation of tankers and transportation of crude and petroleum products is extremely competitive. Through our operating subsidiaries we compete with other vessel owners (including major oil companies as well as independent companies), and, to a lesser extent, owners of other size vessels. The tanker market is highly fragmented. It is possible that we could not obtain suitable charters for our vessels, which could adversely affect our results of operations and financial position.

Our fixed rate time charters may limit our ability to benefit from any improvement in charter rates, and at the same time, our revenues may be adversely affected if we do not successfully employ our vessels on the expiration of our charters.

As of December 31, 2025, three of our vessels are currently on fixed rate charters with an initial duration in excess of 12 months. While our fixed rate time charters generally provide more reliable revenues, they also limit the portion of our fleet available for spot market voyages during an upswing in the tanker industry cycle, when spot market voyages might be more profitable. By the same token, we cannot assure you that we will be able to profitably employ our vessels in the future or renew existing charters at rates sufficient to allow us to operate our business profitably or meet our obligations. A decline in charter or spot rates or a failure to successfully charter our vessels could have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends.

Delays in the delivery of any newbuilding or secondhand vessels we agree to acquire could harm our operating results.

In January 2026, we agreed to acquire nine latest-generation, scrubber-fitted ECO VLCC newbuildings with deliveries expected in 2026 to 2027. Delays in the delivery of any new-building or second-hand vessels we may agree to acquire in the future, would delay our receipt of revenues generated by these vessels and, to the extent we have arranged charter employment for these vessels, could possibly result in the cancellation of those charters, and therefore adversely affect our anticipated results of operations. Although this would delay our funding requirements for the installment payments to purchase these vessels, it would also delay our receipt of revenues under any charters we arrange for such vessels. The delivery of newbuilding vessels could be delayed, other than at our request, because of, among other things, work stoppages or other labor disturbances; bankruptcy or other financial crisis of the shipyard building the vessel; hostilities or political or economic disturbances in the countries where the vessels are being built; weather interference or catastrophic event, such as a major earthquake, tsunami or fire; our requests for changes to the original vessel specifications; requests from our customers, with whom we have arranged any charters for such vessels, to delay construction and delivery of such vessels due to weak economic conditions and shipping demand and a dispute with the shipyard building the vessel.

In addition, the refund guarantors under the newbuilding contracts, which are banks, financial institutions and other credit agencies, may also be affected by financial market conditions in the same manner as our lenders and, as a result, may be unable or unwilling to meet their obligations under their refund guarantees. If the shipbuilders or refund guarantors are unable or unwilling to meet their obligations to the sellers of the vessels, this may impact our acquisition of vessels and may materially and adversely affect our operations and our obligations under our credit facilities. The delivery of any secondhand vessels could be delayed because of, among other things, hostilities or political disturbances, non-performance of the purchase agreement with respect to the vessels by the seller, our inability to obtain requisite permits, approvals or financing or damage to or destruction of the vessels while being operated by the seller prior to the delivery date.

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

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of December 31, 2025, the average age of our fleet is approximately 7.5 years. As our fleet ages we will incur increased costs. Older vessels are typically less fuel efficient than more recently constructed vessels due to improvements in engine and hull technology. Governmental regulations, safety and other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment to some of our vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. As a result, regulations and standards could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to pay dividends.

If we locate suitable vessels for acquisition, we may not be able to recruit suitable employees and crew for them which may limit our growth and cause our financial performance to suffer.

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
As we expand our fleet, we need to recruit suitable crew, shoreside, administrative and management personnel. We may not be able to continue to hire suitable employees as we expand our fleet of vessels. If we are unable to recruit suitable employees and crews, we may not be able to provide our services to customers, our growth may be limited and our financial performance may suffer.

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

We may be unable to comply with the covenants contained in our loan agreements, which could affect our ability to conduct our business.

As of December 31, 2025, we had $3,067.7 million of outstanding debt. Certain of our debt facilities require us or our subsidiaries to maintain the following financial covenants; minimum value of vessels, value-adjusted equity, positive working capital, and a certain level of free cash.

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

Failure to comply with the FCPA and other anti-corruption laws could result in fines, criminal penalties and have an adverse effect on our business.

We may operate in a number of countries worldwide, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with FCPA and other anti-bribery legislation. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management. Though we have implemented monitoring procedures and required policies, guidelines, contractual terms and audits, these measures may not prevent or detect failures by our agents or intermediaries regarding compliance.

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

The amount and timing of our dividends will depend on our earnings, financial condition, cash position, Cyprus law affecting the payment of distributions and other factors. However, we may have refinancing needs or could incur other expenses or contingent liabilities that would reduce or eliminate the cash available for distribution by us as dividends. In addition, the timing and amount of dividends, if any, is at the discretion of our Board. We cannot guarantee that our Board will declare dividends in the future. For more information, please see “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Dividends.”

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

As of December 31, 2025, we had $112.5 million of goodwill on our balance sheet. Any goodwill impairment loss would negatively impact our results of operations and financial position.

The aging of our fleet may result in increased operating costs or loss of hire in the future, which could adversely affect our earnings.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of December 31, 2025, the average age of our owned tanker fleet is approximately 7.5 years. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel-efficient and more costly to maintain than newer vessels due to improvements in engine technology, as well as accumulated damage and wear. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, including environmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions might not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

If we do not set aside funds and are unable to borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet. As our cash flows and income depend on the revenues earned by the chartering of our vessels, if we are unable to replace our vessels, our business, results of operations, financial condition and ability to pay dividends would be adversely affected. Moreover, any funds set aside for vessel replacement will not be available for cash distributions and dividends.

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

For so long as C.K. Limited and Hemen beneficially own a significant percentage of our outstanding ordinary shares, they are able to exercise significant influence over us and will be able to strongly influence the outcome of shareholder votes on matters, including the adoption or amendment of provisions in our articles of incorporation or bye-laws and approval of possible mergers, amalgamations, control transactions and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, amalgamations, consolidation, takeover or other business combination. It could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our ordinary shares. Moreover, Hemen may not necessarily act in accordance with the best interests of other shareholders. The interests of Hemen may not coincide with the interests of other holders of our ordinary shares. To the extent that conflicts of interests may arise, Hemen may vote in a manner adverse to us or to you or to other holders of our securities.

Certain of our directors, executive officers and major shareholders may have interests that are different from the interests of our other shareholders.

Certain of our directors, executive officers and major shareholders may have interests that are different from, or are in addition to, the interests of our other shareholders.

Hemen is also a principal shareholder of a number of other large publicly traded companies involved in various sectors of the shipping and oil services industries (the “Hemen Related Companies”). In addition, certain of our directors, including Mr. Lorentzon, Mr. O’Shaughnessy and Mr. Weum also serve on the boards of one or more of the Hemen Related Companies, including but not limited to, SFL Corporation Ltd (“SFL”), Archer Limited, Flex LNG Ltd and Paratus Energy. There may be real or apparent conflicts of interest with respect to matters affecting Hemen and other Hemen Related Companies whose interests in some circumstances may be adverse to our interests. Our directors may devote less time to us than if they were not engaged in other business activities and may owe fiduciary duties to the shareholders of other companies with which they may be affiliated, including those companies listed above.

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

As of December 31, 2025, we employed 85 people in our offices in Cyprus, the United Kingdom, Singapore, Norway and China. We contract with third party ship managers to manage and operate our vessels, including the crewing of those vessels. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out as we expect and could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

We may not have adequate insurance to compensate us if our vessels are damaged or lost and may be subject to calls because we obtain some of our insurance through protection and indemnity associations.

We procure insurance for our fleet against those risks that we believe the shipping industry commonly insures. These insurances include hull and machinery insurance; protection and indemnity insurance, which include environmental damage and pollution insurance coverage; freight, demurrage and defense insurance, which provides cover to shipowners and operators for legal and other costs incurred in relation to disputes that are uninsured; and war risk insurance. We can give no assurance that we will be adequately insured against all risks, and we cannot guarantee that any particular claim will be paid, even if we have previously recorded a receivable or revenue in respect of such claim. Our insurance policies may contain deductibles for which we will be responsible and limitations and exclusions, which may increase our costs.

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

Although there is no direct legal authority under the "passive foreign investment company" ("PFIC") rules addressing our method of operation there is substantial legal authority supporting our position consisting of case law and United States Internal Revenue Service (the “IRS”) pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

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

We believe we qualify for this statutory tax exemption for the 2025 taxable year.

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

Under the tonnage tax legislation of the Republic of Cyprus, the Company will pay, in lieu of corporate tax, "tonnage tax" calculated on the basis of the net tonnage of the qualifying vessels the Company owns, charters or manages. To the extent that the vessels concerned do not fly the Cyprus flag, registration under Cyprus Tonnage Tax System (“TTS”) is optional under conditions. Once the option to enter TTS is exercised, it carries an obligation to remain within TTS for ten years. Exiting before the expiration of the ten-year period for reasons other than the sale of a vessel, the termination of the charter or the termination of the ship management of all the ships under management, will cause the entities concerned exposure to corporate tax.

Changes to the tax regimes applicable to us, or the interpretation thereof, may impact our future operating results.

There is, however, no guarantee that the tonnage tax legislation will not be reversed or that other forms of taxation will not be imposed or could not impact the company. We are subject to income and other taxes in the United States and foreign jurisdictions, and our results of operations and financial results may be affected by tax and other initiatives around the world. For instance, there is a high level of uncertainty in today’s tax environment stemming from global initiatives put forth by the Organisation for Economic Co-operation and Development’s (“OECD”) two-pillar base erosion and profit shifting project. In October 2021, members of the OECD put forth two proposals: (i) Pillar One reallocates profit to the market jurisdictions where sales arise versus physical presence; and (ii) Pillar Two compels multinational corporations with €750 million or more in annual consolidated revenue to pay an effective global minimum tax of 15% on income received in each country in which they operate. The reforms aim to level the playing field between countries by discouraging them from reducing their corporate income taxes to attract foreign business investment. Over 140 countries agreed to enact the two-pillar solution to address the challenges arising from the digitalization of the economy and, in 2024, these guidelines were declared effective and must now be enacted by those OECD member countries. It is possible that these guidelines, including the global minimum corporate tax rate measure of 15%, could increase the burden and costs of our tax compliance, the amount of taxes we incur in those jurisdictions and our global effective tax rate, which could have a material adverse impact on our results of operations and financial results such as, but not limited to, the proposed OECD global minimum tax, tax developments applicable in the European Union and a carbon tax or emissions trading system in the context of the discouragement of the use of fossil fuels. To the extent such changes would be implemented on the European Union level only, the global level playing field may be distorted and put the Company in a weaker competitive position compared to its non-European Union peer companies.

Frontline is also operating vessels under Maltese, Hong Kong, Liberia and Marshall Island flags for which the Company will pay the required taxes and fees in these particular jurisdictions.

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

Factors such as these may adversely affect the prices of our ordinary shares regardless of our operating performance. To the extent that the price of our ordinary shares declines, our ability to raise funds through the issuance of equity or otherwise use our ordinary shares as consideration will be reduced and may limit our ability to implement our operating and growth plans.

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

The aforesaid pre-emption right of the shareholders can only be excluded or restricted by way of a resolution of the general meeting. Such resolution must be approved by a majority of two thirds of the votes corresponding either to the represented securities or to the represented issued share capital. When at least half of the issued share capital is represented, a simple majority shall be sufficient. A copy of such resolution must be thereafter submitted to the Cyprus Companies’ Registry for registration and publication purposes. Shareholder approval was obtained at Frontline plc’s annual general meeting held on December 8, 2025 to waive their pre-emption rights so that the Company may offer to the public, at the discretion of the Board of Directors, new ordinary shares, debentures or other securities without any shareholder pre-emptive restrictions.

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

In the case of certain increases in our issued share capital, under Cyprus law, existing holders of shares are entitled to pre-emption rights to subscribe for such shares, unless shareholders disapply such rights by a special resolution at a shareholders’ meeting. These pre-emption rights have been disapplied by Frontline plc’s shareholders in respect of certain new issuances as shareholder approval was obtained at Frontline plc’s annual general meeting held on December 8, 2025 to waive their Pre-Emption Right (defined below) so that the Company may offer to the public, at the discretion of the board of directors, new ordinary shares, debentures or other securities without any shareholder pre-emptive restrictions. For more information, please see “Item 10. Additional Information—B. Memorandum of Association and Bye-Laws – Shareholders’ Rights” and “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.”

ITEM 4. INFORMATION ON THE COMPANY

A.  HISTORY AND DEVELOPMENT OF THE COMPANY

The Company

We are Frontline plc, an international shipping company incorporated in Cyprus under The Companies Law (Chapter 113) as a public limited liability company (Company No. 442213) on December 30, 2022. Our registered and principal executive offices are located at 8, John Kennedy Street, Iris House, Off. 740B, 3106 Limassol, Cyprus, and our telephone number at that address is + 35725-588767.

The Company's ordinary shares are listed on the NYSE and OSE under the symbol “FRO”.

We are engaged primarily in the ownership and operation of oil and product tankers. We operate through subsidiaries located in Cyprus, Bermuda, the Marshall Islands, Liberia, Norway, the United Kingdom, China and Singapore. We are also involved in the charter, purchase and sale of vessels.

On December 8, 2025, the Company held its annual general meeting of shareholders whereby shareholders approved, among other things, for a period of twelve months with effect from 12:00 p.m. on December 8, 2025, the proposals to exclude the shareholders’ Pre-Emption Right (defined below) with respect to any offer by the Company to the public against cash consideration, as may be decided by the board of directors from time to time, of: (i) a maximum of 377,377,111 ordinary shares of nominal value $1.00 each ranking pari passu with the existing ordinary shares of the Company at a subscription price which shall be determined by the board of directors not lower than $1.00 per share; and (ii) a maximum of 377,377,111 debentures or other securities convertible into ordinary shares of nominal value $1.00 each ranking pari passu with the existing ordinary shares of the Company or options or other securities carrying the right to subscribe for ordinary shares of the Company of nominal value $1.00 each ranking pari passu with the existing ordinary shares of the Company at a subscription price which shall be determined by the board of directors not lower than $1.00 per security.

The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission. The address of the Commission’s internet site is www.sec.gov. The address of the Company's internet site is www.frontlineplc.cy. The information on our website is not incorporated by reference into this annual report.

Vessel Acquisitions, Disposals, Redeliveries and Newbuilding Contracts of the Company

The Company took delivery of two VLCC newbuildings in the year ended December 31, 2023. As of December 31, 2023, 2024 and 2025, there were no vessels in the Company’s newbuilding program and there were no commitments.

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

In August 2025, the Company entered into an agreement to sell its oldest Suezmax tanker, built in 2011, for a net sale price of $36.4 million. The vessel was delivered to the new owner in September 2025. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of approximately $23.7 million, and the Company recorded a gain of $5.9 million in the third quarter of 2025.

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

On October 9, 2023, Frontline and other Hemen Related Companies entered into a settlement agreement with CMB.TECH. As part of the overall agreements, all rights and claims that CMB.TECH had concerning the entering into, performance and termination of the combination agreement with CMB.TECH and the arbitration action filed by CMB.TECH in January 2023 following Frontline’s withdrawal from the combination agreement were terminated, against nil cash consideration

Strategic Fleet Renewal and Expansion

In December 2025, the Company entered into agreements to sell eight of our oldest first generation ECO VLCCs, built between 2015 and 2016 to an unrelated third party, for a total sales price of $831.5 million. The vessels were delivered to the new owner during the first quarter of 2026. After commissions and repayment of existing debt on the vessels, the transaction is expected to generate net cash proceeds of approximately $477.2 million and the Company expects to record a gain in the first quarter of 2026 of approximately $212.0 million.

In January 2026, the Company announced that it had entered into agreements to acquire nine latest generation scrubber-fitted ECO VLCC newbuildings from affiliates of Hemen, for an aggregate purchase price of $1,224.0 million. Of these nine vessels, six are currently under construction at the Hengli shipyard and three at the Dalian shipyard in China. The delivery schedule for the vessels is attractive, with two vessels expected in the second quarter of 2026, four vessels expected in the third quarter of 2026, two vessels expected in the fourth quarter of 2026 and the final vessel expected in the second quarter of 2027. The payment schedule for these acquisitions is weighted towards delivery, with the largest portion of the instalments due upon delivery of each vessel. The Company intends to finance this acquisition with cash and long-term debt financing. The acquisition remains subject to certain closing conditions, in line with industry standards.

B.  BUSINESS OVERVIEW

As of December 31, 2025, the Company’s fleet consisted of 80 vessels owned by the Company (41 VLCCs, 21 Suezmax tankers, 18 LR2/Aframax tankers), with an aggregate capacity of approximately 17.6 million DWT.

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

The tanker industry is highly cyclical, experiencing volatility in profitability, vessel values and freight rates. Freight rates are strongly influenced by the supply of tanker vessels and the demand for oil transportation. Refer to “Item 5. Operating and Financial Review and Prospects - A. Operating Results - Overview” for a discussion of the tanker market in 2025 and 2024.

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

Similar to structures commonly used by other shipping companies, our vessels are all owned by, or chartered to, separate subsidiaries or associated companies. Frontline (Management) Cyprus Ltd, Frontline Management AS, Frontline Corporate Services Ltd and Frontline Management (Bermuda) Limited, all wholly owned subsidiaries, which we refer to collectively as Frontline Management, support us in the implementation of our decisions. The Board of Directors is responsible for all strategic decisions of the Company. Frontline Management is responsible for the operational and commercial management of our ship owning subsidiaries, including chartering and insurance, in the execution of the board's strategy. Each of our vessels is registered under the Cyprus, Malta, Marshall Islands, Liberia or Hong Kong flag.

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

We presently operate VLCCs, Suezmax and Aframax tankers in the crude oil tanker market and LR2 tankers in the refined product market. Our preferred strategy is to have some fixed charter income coverage for our fleet, predominantly through time charters, and trade the balance of the fleet on the spot market. We focus on minimizing time spent in ballast by “cross trading” our vessels, typically with voyages loading in the Middle East Gulf discharging in Northern Europe, followed by a trans-Atlantic voyage to the U.S. Gulf of Mexico and, finally, a voyage from either the Caribbean, U.S. Gulf or West Africa to the Far East/Indian Ocean. We believe that operating a certain number of vessels in the spot market, enables us to capitalize on a potentially stronger spot market as well as to serve our main customers on a regular non term basis. We believe that the size of our fleet is important in negotiating terms with our major clients and charterers. We also believe that our large fleet enhances our ability to obtain competitive terms from suppliers, ship repairers and builders and to produce cost savings in chartering and operations.

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

We continue to have a strategy of outsourcing, which includes the outsourcing of management, crewing and accounting services to a number of third party and competing suppliers. The technical management of our vessels is provided by third party ship management companies. Pursuant to management agreements, each of the third party ship management companies provides ship maintenance, crewing, technical support, shipyard supervision and related services to us. A central part of our strategy is to benchmark operational performance and cost level amongst our ship managers. Currently, our vessels are crewed with Ukrainian, Romanian, Indian, Filipino, Latvian, and Georgian officers and crews, or combinations of these nationalities.

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

Frontline’s business strategy is designed to create sustainable long-term value by balancing the interests of its stakeholders while managing material environmental, social and governance impacts, risks and opportunities across our operations and value chain.

A core pillar of this strategy is maintaining a modern, fuel-efficient fleet. Through disciplined fleet renewal and targeted growth in recent years, we have strengthened our environmental performance and operational efficiency. As of December 31, 2025, all vessels in the Company's fleet were ECO vessels and 46 were scrubber-fitted vessels. With an average fleet age of 7.5 years, Frontline operates one of the youngest and most energy-efficient fleets in the industry.

Our continued investment in modern tonnage, combined with the divestment of older vessels and the installation of energy-saving devices, demonstrates our commitment to improving emissions efficiency. In parallel, we leverage high-frequency vessel performance data to enable timely, data-driven decision-making. The integration of advanced technologies, including AI-enabled analytics and digital twin solutions, enhances fuel optimization, operational performance, and emissions management across the fleet.

Frontline is committed to providing a safe, inclusive and respectful working environment where human rights are upheld and fair labor practices are embedded throughout our operations. Our motto "Safety first – no compromises" means that the health, safety and well-being of our people is our highest priority, including the thousands of seafarers employed by the ship management companies with which we partner. We are fully committed to respecting internationally recognized human and labour rights across our business activities and value chain.

Strong governance underpins our business strategy. Frontline maintains a comprehensive Compliance Program led by the Head of Compliance to ensure that we conduct business ethically and in accordance with applicable laws and regulations. The program includes robust policies and procedures tailored to industry-specific risks, annual risk assessments conducted with external advisors, regular training, third-party audits, internal controls, remediation processes and investigations, as well as quarterly reporting to the Audit and Risk Committee. This structured approach enables us to proactively identify and address emerging risks arising from regulatory developments and evolving stakeholder expectations, including those of investors, banks and customers.

Customers

No customers in the years ended December 31, 2025, 2024 or 2023 individually accounted for 10% or more of the Company's consolidated operating revenues.

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

The MEPC adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, MEPC 70 agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships, with the exception of vessels fitted with scrubbers which can carry fuel of higher sulfur content, were adopted and took effect March 1, 2020. These regulations subject ocean-going vessels to stringent emissions controls.

Sulfur content standards are even stricter within certain “Emission Control Areas,” or ECAs. As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Currently, the IMO has designated five ECAs, including specified portions of the Baltic Sea area, Mediterranean Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. In July 2023, MEPC 80 announced three new ECA proposals, including the Canadian Arctic waters and the Norwegian Sea, which should take effect in March 2027. MEPC 83 also approved the Northeast Atlantic Ocean as an ECA and is expected to take effect in 2028. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA, or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

The amended Annex VI also established new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. Tier III NOx standards were designed for the control of NOx produced by vessels and apply to ships that operate in the North American and U.S. Caribbean Sea ECAs with marine diesel engines installed and constructed on or after January 1, 2016. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. The Canadian-Arctic ECA for NOx will also be effective starting from March 1, 2026 for ships built on or after January 1, 2025. For the Norwegian Sea ECA, the NOx Tier III engine certification requirement will apply to ships (i) with building contracts placed on or after March 1, 2026, (ii) in the absence of a building contract, constructed on or after September 1, 2026, or (iii) delivered on or after March 1, 2030. For the North-East Atlantic ECA, the requirement is expected to apply to ships (i) contracted on or after January 1, 2027, (ii) in the absence of a building contract, constructed on or after July 1, 2027, or (iii) delivered on or after January 1, 2031. The EPA promulgated equivalent (and in some senses stricter) emissions standards in 2010. Tier III requirements could apply to additional areas designated for Tier III NOx in the future. In April 2025, MEPC 83 also adopted amendments (expected to enter into force late 2026 and early 2027) to the NOx Technical Code 2008, which allows ships to optimize fuel consumption based on their operational profile, thus improving energy efficiency, while ensuring compliance with NOx emission requirements. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.

At MEPC 70, Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection having commenced on January 1, 2019. The IMO used such data as part of its initial roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below. MEPC 83 approved draft amendments to make the IMO’s data collection system more accessible to the public through an anonymized database.

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

Additionally, in 2022, MEPC 75 amended Annex VI to impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new EEXI, and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”). The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. All ships above 400 gross tonnage must also have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP needs to include certain mandatory content. That same year, MEPC 75 amended MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil by ships in Arctic waters on and after July 1, 2024. These draft amendments entered into force on November 1, 2022, with the requirements for EEXI and CII certification that came into effect on January 1, 2023. Any vessels that will not meet this new EEXI requirement will need to adopt energy-saving/emission reducing technology, through retrofits, to reach compliant levels. This creates a vast array of implications for the tanker industry going forward. Recycling of older ships could accelerate as the investments to comply with regulations are not feasible. One of the most efficient ways of reducing emissions is reducing power, this would in turn limit vessel speed and with that supply.

In late 2022, MEPC 79 adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. MEPC 79 also revised the EEDI calculation guidelines to include a CO2 conversion factor for ethane, a reference to the updated ITCC guidelines, and a clarification that in case of a ship with multiple load line certificates, the maximum certified summer draft should be used when determining the deadweight. These amendments entered into force on May 1, 2024. In July 2023, MEPC 80 approved the plan for reviewing CII regulations and guidelines, and in April 2025, MEPC 83 adopted amendments to 2021 Guidelines on operational carbon intensity reduction factors, which outline methods for determining CII reduction factors from 2023 and now includes newly defined factors from 2027 to 2030. MEPC 83 also approved a work plan on the development of a regulatory framework for the use of onboard carbon capture and storage systems, which will capture carbon produced by a ship before it is emitted into the air.

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

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) marking, packing and classification requirements for dangerous goods, and (3) mandatory training requirements. Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) provisions regarding IMO type 9 tank, (2) abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. Additional amendments, which came into force on June 1, 2022, include (1) addition of a definition of dosage rate, (2) additions to the list of high consequence dangerous goods, (3) new provisions for medical/clinical waste, (4) addition of various ISO standards for gas cylinders, (5) a new handling code, and (6) changes to stowage and segregation provisions. The newest edition of the IMDG Code took effect on January 1, 2024, although the changes are largely incremental.

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

The IMO's Maritime Safety Committee and MEPC, respectively, each adopted relevant parts of the International Code for Ships Operating in Polar Water (the “Polar Code”). The Polar Code, which entered into force on January 1, 2017, covers design, construction, equipment, operational, training, search and rescue as well as environmental protection matters relevant to ships operating in the waters surrounding the two poles. It also includes mandatory measures regarding safety and pollution prevention as well as recommendatory provisions. The Polar Code applies to ships constructed after January 1, 2017, and after January 1, 2018, ships constructed before January 1, 2017 are required to meet the relevant requirements by the earlier of their first intermediate or renewal survey.

Furthermore, cybersecurity guidance and regulations have been developed in an attempt to combat cybersecurity threats. For new ships and offshore installations contracted for construction on or after January 1, 2024, the International Association of Classification Societies (“IACS”) now requires vessel owners, yard and suppliers to build cybersecurity barriers into their systems and vessels, requiring compliance across the full spectrum of critical on-board control and navigation systems. On July 16, 2025, the U.S. Coast Guard’s final rule, Cybersecurity in the Martine Transportation System, went into effect. Under this rule, all regulated entities are required to develop Cybersecurity and Cyber Incident Response Plans, designate a Cybersecurity Officer to implement plans, and to report certain cyber incidents to the National Response Center. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of these regulations is hard to predict at this time.

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

The MEPC maintains guidelines for approval of ballast water management systems (G8). Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Those standards have been in force since 2019, and for most ships, compliance with the D-2 standard involved installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). Since September 2024, all ships have been required to meet the D-2 standard. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments have entered into force on June 1, 2022. In December 2022, MEPC 79 agreed that it should be permitted to use ballast tanks for temporary storage of treated sewage and grey water. MEPC 79 also established that ships are expected to return to D-2 compliance after experiencing challenging uptake water and bypassing a BWM system should only be used as a last resort.

In addition to the BWM Convention, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.

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

In November 2020, MEPC 75 approved draft amendments to the Anti-fouling Convention to prohibit anti-fouling systems containing cybutryne, which would apply to ships from January 1, 2023, or, for ships already bearing such an anti-fouling system, at the next scheduled renewal of the system after that date, but no later than 60 months following the last application to the ship of such a system. In addition, the IAFS Certificate has been updated to address compliance options for anti-fouling systems to address cybutryne. Ships which are affected by this ban on cybutryne must receive an updated IAFS Certificate no later than two years after the entry into force of these amendments. Ships which are not affected must receive an updated IAFS Certificate at the next Anti-fouling application to the vessel. These amendments were formally adopted at MEPC 76 in June 2021 and entered into force on January 1, 2023.

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

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the VIDA, which was signed into law on December 4, 2018 and replaces the 2013 VGP program and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act. VIDA establishes a new framework for the regulation of vessel incidental discharges under the CWA, requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA’s promulgation of standards. In October 2024, the EPA finalized its rule on Vessel Incidental Discharge Standards of Performance, which means that the USCG must now develop corresponding regulations regarding ballast water within two years of that date.

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

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S.is not a party to the Paris Agreement.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reduce greenhouse gas emissions and notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the ambitions. At MEPC 77, the Member States agreed to initiate the revision of the Initial IMO Strategy on Reduction of greenhouse gas emissions from ships, recognizing the need to strengthen the “levels of ambition.” In July 2023, MEPC 80 adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships (the “2023 IMO Strategy”), which builds upon the initial strategy’s levels of ambition. The revised levels of ambition include (1) further decreasing the carbon intensity from ships through improvement of energy efficiency; (2) reducing carbon intensity of international shipping; (3) increasing adoption of zero or near-zero emissions technologies, fuels, and energy sources; and (4) achieving net zero greenhouse gas emissions from international shipping. Furthermore, the following indicative checkpoints were adopted in order to reach net zero greenhouse gas emissions from international shipping: (1) reduce the total annual greenhouse gas emissions from international shipping by at least 20%, striving for 30%, by 2030, compared to 2008 levels; and (2) reduce the total annual greenhouse gas emissions from international shipping by at least 70%, striving for 80%, by 2040, compared to 2008 levels. As part of the 2023 IMO Strategy, MEPC also created the IMO Net-zero Framework, which will combine mandatory emissions limits and greenhouse gas pricing across the industry. The IMO Net-zero Framework was approved at MEPC 83 (Spring 2025) for potential adoption in Spring 2026 and will eventually be included in Annex VI. The draft legal text was then shared with Member States for review, aiming for formal adoption at a special MEPC session in October 2025. Discussions have been adjourned until 2026. Once adopted, under the tacit acceptance procedure, the regulations are expected to enter into force 16 months later at which point governments will be responsible for enforcing them. Under these draft regulations, ships will be required to reduce their annual greenhouse gas fuel intensity (“GFI”) calculated using the well-to-wake approach and ships emitting above GFI thresholds will have to acquire remedial units to balance its deficit emissions, while those using zero or near-zero greenhouse gas technologies will be eligible for financial rewards.

The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. As of January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. Under the European Climate Law, the EU committed to reduce its net greenhouse gas emissions by at least 55% by 2030 through its “Fit-for-55” legislation package. As part of this initiative, the European Union’s carbon market, EU ETS, has been extended to cover CO2 emissions from all large ships entering EU ports starting January 2024.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the Trump Administration issued an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and on August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities. In early 2021, the Biden Administration directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules, which was finalized in December 2023. However, the current administration is delaying these requirements limiting methane emissions and is considering repealing the measure altogether. Therefore, it is unclear how such environmental regulations could affect our operations.

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

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market, the EU Emissions Trading System (“EU ETS”) as part of its “Fit-for-55” legislation to reduce net greenhouse gas emissions by at least 55% by 2030. On December 18, 2022, the Environmental Council and European Parliament agreed on a gradual introduction of obligations for shipping companies to surrender allowances equivalent to a portion of their carbon emissions: 40% for verified emissions from 2024, 70% for 2025 and 100% for 2026. As of January 1, 2024, maritime shipping was phased into the EU ETS, which applies to cargo and passenger ships of 5,000 gross tonnage or above. All 100% of carbon emissions on voyages and port calls within the EU or European Economic Area (EU/EEA) and 50% of carbon emissions on voyages into or out of the EU/EEA, are subject to the EU ETS. As a result, shipowners will need to purchase and surrender a number of allowances that represent their recorded carbon emission exposure for each fiscal year. The person or organization responsible for the compliance with the EU ETS is the shipping company, defined as the shipowner or any other organization or person, such as the manager or the bareboat charterer, that has assumed the responsibility for the operation of the ship from the shipowner. Furthermore, starting January 1, 2026, the EU ETS regulations will expand to include emissions of two additional greenhouse gases: nitrous oxide and methane. In the year ended December 31, 2025, the Company incurred costs of approximately $20.0 million (2024: approximately $9.0 million) to comply with the EU ETS requirements. Compliance with the EU ETS will result in additional compliance and administration costs as the additional phases take effect.

From January 1, 2025, the EU adopted the FuelEU Maritime regulation, a proposal included in the "Fit-for-55" legislation. FuelEU Maritime sets requirements on the annual average greenhouse gas intensity of energy used by ships trading within the EU/EEA. This intensity is measured as greenhouse gas emissions per energy unit (gCO2e/MJ) and, in turn, greenhouse gas emissions are calculated in a well-to-wake perspective. The calculation takes into account emissions related to the extraction, cultivation, production and transportation of fuel, in addition to emissions from energy used on board the ship. The baseline for the calculation is the average well-to-wake greenhouse gas intensity of the fleet in 2020: 91.16 gCO2e/MJ. This started at a 2% reduction in 2025, increasing to 6% in 2030, and accelerating from 2035 to reach an 80% reduction by 2050. In the year ended December 31, 2025, the Company incurred costs of approximately $2.0 million to comply with the FuelEU Maritime requirements. Additional EU regulations which are part of the EU’s Fit-for-55 could also affect our financial position in terms of compliance and administration costs when they take effect.

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

D.  PROPERTY, PLANTS AND EQUIPMENT

The Company's Vessels

The following table sets forth certain information regarding the fleet that we operated as of December 31, 2025:

Vessel	Built	Approximate Dwt.	Flag	Type of Employment(1)
VLCCs
Front Duke (5)	2016	299,000	MI	Spot market
Front Duchess (5)	2017	299,000	MI	Spot market
Front Earl	2017	303,000	MI	Spot market
Front Prince (5)	2017	301,000	MI	Spot market
Front Empire	2018	303,000	MI	Spot market
Front Princess (5)	2018	302,000	MI	Spot market
Front Defender	2019	299,000	MI	Spot market
Front Discovery	2019	299,000	MI	Spot market
Front Dynamic	2020	299,000	MI	Spot market
Front Driva	2019	319,000	CY	Spot market
Front Nausta (2)	2019	319,000	CY	Time charter
Front Alta	2022	300,000	MI	Spot market
Front Tweed	2022	300,000	MLT	Spot market
Front Tana	2022	300,000	MI	Spot market
Front Gaula	2022	300,000	MI	Spot market
Front Orkla	2023	300,000	CY	Spot market
Front Tyne	2023	300,000	MI	Spot market
Front Maine	2021	299,600	MI	Spot market
Front Vosso (5)	2017	297,400	LIB	Spot market
Front Rauma	2016	300,000	MI	Spot market
Front Osen	2016	299,000	MI	Spot market
Front Hawke (5)	2017	299,000	MI	Spot market
Front Cloud	2016	299,400	MI	Spot market
Front Neiden	2021	300,200	MI	Spot market
Front Flores (5)	2017	298,600	MI	Spot market
Front Gander	2023	299,200	MI	Spot market

Front Eagle	2020	299,600	LIB	Spot market
Front Beaver	2023	299,200	MI	Spot market
Front Beauly	2023	300,000	MI	Spot market
Front Surna	2016	299,000	LIB	Spot market
Front Naver	2021	300,200	MI	Spot market
Front Eira (6)	2019	299,600	LIB	Spot market
Front Humber	2017	298,800	MI	Spot market
Front Morgan	2021	300,200	MI	Spot market
Front Clyde	2016	299,300	MI	Spot market
Front Forth	2016	299,300	LIB	Spot market
Front Spey	2016	299,500	MI	Spot market
Front Otra	2016	300,000	MI	Spot market
Front Tay	2016	300,000	MI	Spot market
Front Dee	2015	300,000	LIB	Spot market
Front Vefsna	2017	297,400	LIB	Spot market

Suezmax Tankers
Front Ull	2014	157,000	MI	Spot market
Front Idun	2015	157,000	MI	Spot market
Front Crown	2016	157,000	MI	Spot market
Front Challenger	2016	157,000	MI	Spot market
Front Classic	2017	157,000	MI	Spot market
Front Clipper	2017	157,000	MI	Spot market
Front Crystal	2017	157,000	MI	Spot market
Front Coral	2017	158,000	MI	Spot market
Front Cosmos	2017	158,000	MI	Spot market
Front Cascade	2017	157,000	MI	Spot market
Front Sparta	2019	157,000	HK	Spot market
Front Samara (3)	2019	157,000	MLT	Time charter
Front Siena	2019	157,000	HK	Spot market
Front Singapore	2019	157,000	HK	Spot market
Front Seoul	2019	157,000	HK	Spot market
Front Santiago	2019	157,000	HK	Spot market
Front Savannah	2019	157,000	HK	Spot market
Front Suez	2019	157,000	HK	Spot market
Front Shanghai	2019	157,000	HK	Spot market
Front Silkeborg	2019	157,000	HK	Spot market
Front Cruiser	2020	157,000	MI	Spot market

LR2/Aframax Tankers
Front Ocelot	2016	110,000	MI	Spot market
Front Cheetah	2016	110,000	MI	Spot market
Front Lynx	2016	110,000	MI	Spot market
Front Cougar	2016	110,000	MI	Spot market
Front Leopard	2016	110,000	MI	Spot market
Front Jaguar	2016	110,000	MI	Spot market
Front Altair	2016	110,000	MI	Spot market

Front Antares	2017	110,000	MI	Spot market
Front Vega	2017	110,000	MI	Spot market
Front Sirius	2017	110,000	MI	Spot market
Front Castor	2017	110,000	MI	Spot market
Front Pollux	2017	110,000	MI	Spot market
Front Capella	2017	110,000	MI	Spot market
Front Polaris	2018	110,000	MI	Spot market
Front Fusion	2021	110,000	MI	Spot market
Front Future	2021	110,000	MI	Spot market
Front Favour	2021	110,000	MI	Spot market
Front Feature (4)	2021	110,000	MI	Time charter

1.Time Charter includes those contracts with initial durations in excess of 12 months.
2.In March 2024, the Company entered into a fixed rate time charter to a third party for a three-year period.
3.In April 2024, the Company entered into a variable rate time charter to a third party for a three-year period.
4.In August 2022, the Company entered into a fixed rate time charter to a third party for a three-year period. In October 2025, the Company extended the time charter for a further 11 months.
5.In January 2026, the Company entered into one-year time charter-out agreements for seven of our VLCCs, built between 2016 and 2018, at an average rate of $76,900 per day per vessel. The charters for three vessels commenced in the first quarter of 2026, and the remaining four charters are expected to commence in April 2026.
6.In February 2026, the Company entered into a one-year time charter-out agreement at a rate of $93,500 per day. The charter commenced in late February 2026.

Key to Flags:

CY - Cyprus, MLT - Malta, MI – Marshall Islands, HK – Hong Kong, LIB - Liberia.

Other than our interests in the vessels described above, we do not own any material physical properties. We lease office space in various locations, which are not considered material.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

Overview

As of December 31, 2025, the Company’s fleet consisted of 80 vessels owned by the Company (41 VLCCs, 21 Suezmax tankers, 18 LR2/Aframax tankers), with an aggregate capacity of approximately 17.6 million DWT.

A full fleet list is provided in “Item 4. Information on the Company - D. Property, Plants and Equipment” showing the vessels that we own, lease and charter-in as of December 31, 2025.

Fleet Changes

Refer to “Item 4. Information on the Company - A. History and Development of the Company - Vessel Acquisitions, Disposals, Redeliveries and Newbuilding Contracts of the Company” for discussion on acquisitions and disposals of vessels. A summary of the changes in the vessels that we own, lease and charter-in for the years ended December 31, 2025 and 2024 is summarized in the table below.

	2025	2024
VLCCs
At start of period	41	33
Other acquisitions/newbuilding deliveries	—	13
Disposal/lease termination	—	(5)
At end of period	41	41
Suezmax tankers
At start and end of period	22	25
Other acquisitions/newbuilding deliveries	—	—
Disposal	(1)	(3)
At end of period	21	22
LR2/Aframax tankers
At start of period	18	18
Disposal	—	—
At end of period	18	18
Total
At start of period	81	76
Other acquisitions/newbuilding deliveries	—	13
Disposal/lease termination	(1)	(8)
At end of period	80	81

Summary of Fleet Employment

As discussed below, our vessels are operated under time charters and voyage charters.

	As of December 31,
	2025		2024
	Number of vessels	Percentage of fleet	Number of vessels	Percentage of fleet
VLCCs
Spot	40	98%	40	98%
Time charter	1	2%	1	2%
	41	100%	41	100%
Suezmax tankers
Spot	20	95%	21	95%
Time charter	1	5%	1	5%
	21	100%	22	100%
LR2/Aframax tankers
Spot	17	94%	14	78%
Time charter	1	6%	4	22%
	18	100%	18	100%
Total fleet
Spot	77	96%	75	93%
Time charter	3	4%	6	7%
	80	100%	81	100%

Market Overview and Trend Information

The statistical data provided in this section has been taken from the EIA as well as the independent third-party maritime research companies, Fearnleys, Clarksons Research and Kpler. The figures quoted below are estimates and may vary from estimates provided by other research services. The overviews set forth below are based on information, data and estimates derived from industry sources available as of the date of this annual report, and there can be no assurances that such trends will continue or that any anticipated developments referenced in such section will materialize. This information, data and estimates involve several assumptions and limitations, are subject to risks and uncertainties, and are subject to change based on various factors. You are cautioned not to give undue weight to such information, data, and estimates. We have not independently verified any third-party information, verified that more recent information is not available and undertake no obligation to update this information unless legally obligated.

During 2025, global oil consumption averaged approximately 104.1 million barrels per day (“mbpd”), an increase of 1.3 mbpd compared to 2024 with China being the biggest contributor to demand growth.

Global oil supply increased significantly during 2025, accelerating in the second half of the year and reaching record levels of 108.3 mbpd by the fourth quarter.

Geopolitical developments and intensified sanctions enforcement remained key drivers of tanker market dynamics. Regulatory measures implemented by the U.S. Office of Foreign Assets Control (“OFAC”), the European Union, and the United Kingdom expanded the list of sanctioned vessels and entities engaged in Russian and Iranian oil trade. By year-end, approximately one-fifth of the global crude and product tanker fleet was reported to be sanctioned by at least one major authority.

Following a period of intensified sanction enforcement by the OFAC, the impact is now increasingly evident across tanker markets, supporting higher utilization and market share for the compliant fleet. Floating storage of sanctioned crude has increased during the fourth quarter of 2025 as the barrels struggle to find their way to the consumer amidst growing logistical challenges. US intervention in Venezuela has resulted in more Venezuelan oil being lifted by compliant tonnage, further reducing employment opportunities for the so-called "shadow fleet". The recently announced US–India trade agreement may further influence crude trade flows, as closer economic ties are likely to encourage India’s continued diversification away from sanctioned barrels. The second half of the year has seen a marked increase in export volumes, particularly benefiting the compliant fleet. While demand conditions remain supportive, recent market strength has been driven largely by developments on the supply side. The allocation of tonnage among market participants has shifted meaningfully, with fewer owners now controlling a larger share of the global fleet. Coupled with a rapid ageing fleet, we expect these structural supply constraints to partially offset scheduled newbuilding deliveries, creating a manageable net fleet growth. Together with a constructive crude demand outlook and anticipation of further replacement of sanctioned volumes transferring to the compliant fleet, we expect the fundamentals for compliant tankers to remain favorable going forward.

The global tanker fleet continued to age during the year. The average age of the crude tanker fleet reached approximately 14 years, the highest level in more than two decades. A significant portion of the fleet is now above 20 years of age. However, for a product carrying vessel the 15-year age mark is an equally important benchmark with 31.4% of the LR2 tanker fleet currently above this threshold.

Russia-Ukraine War

Sanctions and price‑cap measures related to the Russia‑Ukraine conflict continue to affect global oil flows and tanker markets. In September 2025, the European Union, United Kingdom, and Canada reduced their crude‑oil price cap on Russian exports from $60 to $47.60 per barrel. Despite this adjustment, enforcement challenges and the use of non‑Western or “shadow fleet” vessels have allowed significant volumes of Russian crude to continue moving to Asia, limiting the overall impact of the price‑cap regime. Russia’s crude exports have shifted decisively away from Europe. According to industry sources, Europe accounted for 55% of Russian crude exports in 2020 but only 15% in 2024 and 14% in 2025, while Asia and Oceania absorbed 85% of exports in 2024, with China and India taking the vast majority. China imported an average of 1.2 million barrels per day (bpd) in 2024 and 1.3 million bpd in 2025, while India imported 1.7 million bpd in 2024 and 1.6 million bpd in the first half of 2025. Russia’s redirection of crude flows toward Asia and the increased reliance on non‑Western shipping have continued to reshape global trade patterns, increasing voyage distances, transportation costs, and regulatory complexity for tanker operators.

Israel-Gaza Conflict

Tensions related to the Israel–Gaza conflict continued to elevate maritime risks in the Red Sea during 2025, as Houthi forces expanded their attacks on commercial vessels in the Bab al‑Mandab Strait. In July 2025, the Houthis sank two commercial ships, and by late 2025 more than 100 attacks had been recorded since 2023, affecting vessels from over 60 countries. These threats kept many Europe–Asia trades rerouted around the Cape of Good Hope, although Bab al‑Mandab transits showed partial recovery by August 2025, reaching their highest level since early 2024. While the January 19, 2025 ceasefire between Israel and Hamas offered some relief to regional tensions, it did not meaningfully reduce the ongoing Houthi threat to commercial shipping.

Israel-Iran Conflict

The hostilities between Israel and Iran in 2025 significantly increased security risks for commercial vessels operating in the Persian Gulf and the Strait of Hormuz. Following Israeli strikes on Iran in June 2025, shipowners were warned to avoid both the Red Sea and the Persian Gulf, and many operators rerouted or slowed transits due to fears of missile attacks, sea mines and other hostile actions. The regional threat level intensified further in March 2026, when the United States jointly conducted major strikes with Israel on Iranian targets, including operations that destroyed multiple Iranian naval vessels, naval headquarters and other military infrastructure, prompting Iran to launch large‑scale retaliatory missile and drone attacks across the region. These exchanges included missile strikes that hit commercial tankers and disrupted shipping lanes.

The situation deteriorated further as Iran targeted U.S. bases in the UAE, Bahrain, Qatar, and Jordan, while some Iranian officials claimed the Strait of Hormuz was closed, triggering widespread industry concern and causing major shipping companies to suspend or halt bookings through the region. Electronic interference affecting vessel navigation systems spiked around the Strait of Hormuz, complicating safe passage and heightening operational risk. Although the strait remained technically open, the U.S.‑Iran missile exchanges in March 2026 and the U.S. Navy’s combat operations in the Persian Gulf created conditions in which shipping agencies assessed the threat level as “significant,” and many shipowners exercised extreme caution, diverted vessels, or temporarily ceased transits through the area.

Factors Affecting our Results

The principal factors which affect our comprehensive income and financial position include:

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

We have derived our earnings from time charters, voyage charters, pool arrangements and leases. As of December 31, 2025, 77 of our 80 vessels were employed in the voyage charter market or on short-term or variable rate time charters. The tanker industry has historically been highly cyclical, experiencing volatility in profitability, vessel values and freight rates. In particular, freight and charter rates are strongly influenced by the supply of tanker vessels and the demand for oil transportation services.

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

Results of Operations

Total operating revenues and voyage expenses

			Change
(in thousands of $)	2025	2024	$	%
Voyage charter revenues	1,882,782	1,955,035	(72,253)	(3.7)
Time charter revenues	72,166	85,073	(12,907)	(15.2)
Administrative income	10,156	10,277	(121)	(1.2)
Total operating revenues	1,965,104	2,050,385	(85,281)	(4.2)

Other income	6,069	112,121	(106,052)	(94.6)

Voyage expenses and commissions	753,744	773,434	(19,690)	(2.5)

Voyage charter revenues decreased in the year ended December 31, 2025 as compared to the year ended December 31, 2024 primarily due to:

•a decrease of $71.9 million due to the sale of four Suezmax tankers and five VLCCs since January 1, 2024,
•a decrease of $56.3 million due to change in market rates, and
•a decrease of $47.6 million as a result of delivery of one Suezmax tanker, two VLCCs and one LR2/Aframax tanker on to short-, and long-term charters between January 2024 and December 2025.

These factors were offset by:

•an increase of $58.1 million due to the acquisition of 13 VLCCs from CMB.TECH since January 1, 2024, and
•an increase of $45.6 million due to the redelivery of three LR2/Aframax tankers and three Suezmax tankers from short-, and long-term time charters to voyage charters between January 2024 and December 2025

Time charter revenues decreased in the year ended December 31, 2025 as compared to the year ended December 31, 2024 primarily due to:

•a decrease of $38.0 million due to the redelivery of three LR2/Aframax tankers and three Suezmax tankers from short- and long-term time charters to voyage charters between January 2024 and December 2025.

This decrease was offset by:

•an increase of $24.8 million due to the delivery of one Suezmax tanker, two VLCCs and one LR2/Aframax tanker on to short-, and long-term charters between January 2024 and December 2025.

Voyage expenses and commissions decreased in the year ended December 31, 2025 as compared to the year ended December 31, 2024 primarily due to:

•a decrease of $23.7 million due to the sale of four Suezmax tankers and five VLCCs since January 1, 2024,
•a decrease of $28.8 million due to fluctuations in bunker prices
•a decrease of $18.5 million as a result of delivery of one Suezmax tanker, two VLCCs and one LR2/Aframax tanker on to short-, and long-term charters between January 2024 and December 2025, and
•a decrease of $4.0 million in commissions as a result of decreased charter rates.

These factors were offset by:

•an increase of $18.2 million due to the acquisition of 13 VLCCs from CMB.TECH since January 1, 2024,
•an increase of $19.4 million due to the redelivery of three LR2/Aframax tankers and three Suezmax tankers from short-, and long-term time charters to voyage charters between January 2024 and December 2025,
•an increase of $8.6 million due to an increase in port costs, and
•an increase of $9.5 million due to the costs incurred under the EU ETS from January 1, 2024.

Administrative income primarily comprises the income earned from the technical and commercial management of vessels and newbuilding supervision fees derived from related parties, affiliated companies and third parties. The decrease in the year ended December 31, 2025 as compared to the year ended December 31, 2024 was primarily due to:

•a decrease of $0.6 million in technical management fees earned due to a decrease in the number of vessels under technical management.

Partially offset by:

•an increase in newbuilding supervision fees and commercial management fees of $0.2 million, and
•an increase in miscellaneous recharges of $0.3 million.

Other operating income

			Change
(in thousands of $)	2025	2024	$	%
Gain on sale of vessels	5,929	112,079	(106,150)	(94.7)
Other gains	140	42	98	233.3
	6,069	112,121	(106,052)	(94.6)

Gain on sale of vessels

In August 2025, the Company entered into an agreement to sell its oldest Suezmax tanker, built in 2011, for a net sale price of $36.4 million. The vessel was delivered to the new owner in September 2025. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of approximately $23.7 million, and the Company recorded a gain of $5.9 million in the third quarter of 2025.

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

Ship operating expenses

			Change
(in thousands of $)	2025	2024	$	%
Ship operating expenses	238,850	232,243	6,607	2.8

Ship operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, lubricating oils and insurance.

Ship operating expenses increased in the year ended December 31, 2025 as compared to the year ended December 31, 2024 primarily due to:

•an increase of $4.7 million due to the acquisition of 13 VLCCs from CMB.TECH since January 1, 2024, and
•an increase of $11.0 million in relation to general cost increases across other categories.

These factors were partially offset by:

•a decrease of $9.1 million due to the sale of four Suezmax tankers and five VLCCs since January 1, 2024.

Administrative expenses

			Change
(in thousands of $)	2025	2024	$	%
Administrative expenses	51,367	36,086	15,281	42.3

Administrative expenses increased in the year ended December 31, 2025 as compared to the year ended December 31, 2024 primarily due to:

•a $11.3 million increase in share-based payment expense, resulting from the revaluation of the synthetic option liability based on the increase in quoted share price as at December 31, 2025, and
•a $2.5 million increase in employee and related costs.

Depreciation

			Change
(in thousands of $)	2025	2024	$	%
Depreciation	328,460	339,030	(10,570)	(3.1)

Depreciation expense decreased in the year ended December 31, 2025 as compared to the year ended December 31, 2024 primarily due to:

•a decrease of $13.8 million due to the sale of four Suezmax tankers and five VLCCs since January 1, 2024.

This factor was offset by:

•an increase of $3.2 million due to the acquisition of 13 VLCCs from CMB.TECH since January 1, 2024.

Finance income

			Change
(in thousands of $)	2025	2024	$	%
Interest income	15,690	16,785	(1,095)	(6.5)
Foreign currency exchange gain	146	313	(167)	(53.4)
	15,836	17,098	(1,262)	(7.4)

Interest income in the year ended December 31, 2025 and the year ended December 31, 2024 mainly relates to interest received on bank deposits.

Foreign currency exchange differences relate to movements of U.S. dollar against other currencies used in day-to-day transactions.

Finance expense

			Change
(in thousands of $)	2025	2024	$	%
Interest expense	231,055	302,324	(71,269)	(23.6)
Foreign exchange loss	205	1,023	(818)	(80.0)
Loss/(Gain) on interest rate swaps	778	(9,206)	9,984	(108.5)
Other financial expenses	1,196	947	249	26.3
	233,234	295,088	(61,854)	(21.0)

Finance expense decreased in the year ended December 31, 2025 as compared to the year ended December 31, 2024 primarily due to:

•a decrease of $63.9 million related to the decrease in interest rates on the Company’s floating rate debt,
•a decrease of $4.1 million in amortization of capitalized loan issuance costs and debt extinguishment losses, and
•a decrease of $3.3 million due to the sale of four Suezmax tankers and five VLCCs since January 1, 2024.

These factors are partially offset by:

•an increase of $10.0 million due to changes in gains and losses on our interest rate swaps.

Gain on marketable securities

			Change
(in thousands of $)	2025	2024	$	%
Loss on marketable securities	(1,600)	(3,405)	1,805	(53.0)

In the year ended December 31, 2025, the Company recognized loss on marketable securities of $1.6 million, primarily due to the loss on securities sold during the year.
In the year ended December 31, 2024, the Company recognized loss on marketable securities of $3.4 million, primarily due to the revaluation of securities held.

Share of results of associated company

			Change
(in thousands of $)	2025	2024	$	%
Share of results of associated company	1,059	(599)	1,658	(276.8)

In the year ended December 31, 2025, the Company recognized a share of results of TFG Marine of a $0.1 million profit (2024: $1.7 million loss).

In the year ended December 31, 2025, the Company recognized a share of results of FMS Holdco Limited of a $1.0 million profit (2024: $1.1 million profit).

See Note 14 to our audited Consolidated Financial Statements included herein for further details on our equity method investments.

Dividends received

			Change
(in thousands of $)	2025	2024	$	%
Dividends received	4,289	3,535	754	21.3

The increase in dividends received in the year ended December 31, 2025 is due to dividends received from investments in marketable securities.

Tax

			Change
(in thousands of $)	2025	2024	$	%
Income tax expense	(6,021)	(7,671)	1,650	(21.5)

The decrease in income tax expense in the year ended December 31, 2025 as compared to the year ended December 31, 2024 is due to lower taxable income in Cyprus.

For the discussion of our operating results in 2024 compared with 2023, we refer to “Item 5. Operating and Financial Review and Prospects” included in our annual report on Form 20-F for the year ended December 31, 2024, which was filed with the Commission on April 7, 2025.

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

As of December 31, 2025 and 2024, we had cash and cash equivalents of $251.3 million and $413.5 million, respectively.

The Company’s loan agreements contain certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital and a value adjusted equity covenant. Cash and cash equivalents include cash balances of $89.9 million (2024: $92.6 million,), which represents 59% (2024: 50%) of the cash required to be maintained by the financial covenants in our loan agreements. The Company is permitted to satisfy up to 50% of the cash requirements by maintaining a committed undrawn credit facility with a remaining availability of greater than 12 months.

Our interest rate swaps can require us to post cash as collateral based on their fair value. As of December 31, 2025 and 2024, no cash was required to be posted as collateral in relation to our interest rate swaps.

As of December 31, 2025, the Company has agreed to provide a guarantee under a bunker supply arrangement with TFG Marine, a related party. Should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by the Trafigura Group and becomes payable, Frontline shall pay a pro rata amount based on its share of the equity in TFG Marine. The maximum liability under this guarantee is $6.0 million and there are no amounts payable under this guarantee as at December 31, 2025.

As of December 31, 2025, there are no remaining vessels in the Company’s newbuilding program and there are no remaining newbuilding commitments.

In December 2025, the Company entered into agreements to sell eight of our oldest first-generation ECO VLCCs, built between 2015 and 2016 to an unrelated third party, for a total sales price of $831.5 million. The vessels were delivered to the new owner during the first quarter of 2026. After commissions and repayment of existing debt on the vessels, the transaction is expected to generate net cash proceeds of approximately $477.2 million and the Company expects to record a gain in the first quarter of 2026 of approximately $212.0 million.

In January 2026, the Company announced that it had entered into agreements to acquire nine latest generation scrubber-fitted ECO VLCC newbuildings from affiliates of Hemen, for an aggregate purchase price of $1,224.0 million. Of these nine vessels, six are currently under construction at the Hengli shipyard and three at the Dalian shipyard in China. The delivery schedule for the vessels is attractive, with two vessels expected in the second quarter of 2026, four vessels expected in the third quarter of 2026, two vessels expected in the fourth quarter of 2026 and the final vessel expected in the second quarter of 2027. The payment schedule for these acquisitions is weighted towards delivery, with the largest portion of the instalments due upon delivery of each vessel. The Company intends to finance this acquisition with cash and long-term debt financing. The acquisition remains subject to certain closing conditions, in line with industry standards.

In January 2026, the Company prepaid a further $31.3 million under its reducing revolving credit facilities. In January 2026, the Company drew down $151.6 million to finance the initial installments due in relation to the nine newbuildings to be acquired from Hemen and subsequently repaid this amount in early February 2026. As of March 27, 2026, $473.1 million remains available and undrawn under our reducing revolving credit facilities.

In January 2026, the Company entered into one year time charter-out agreements for seven of our VLCCs, built between 2016 and 2018, at an average rate of $76,900 per day per vessel. The charters for three vessels commenced in the first quarter of 2026, and the remaining four charters are expected to commence in April 2026.

In February 2026, the Company entered into one-year time charter-out agreement for one of our VLCCs, built in 2019, at a rate of $93,500 per day per vessel. The charter is expected to commence in late February.

In February 2026, the Board of Directors declared a dividend of $1.03 per share for the fourth quarter of 2025. The record date for the dividend was March 12, 2026, the ex-dividend date was March 12, 2026, for shares listed on the New York Stock Exchange and March 11, 2026, for shares listed on the Oslo Stock Exchange, and the dividend was paid on March 19, 2026.

We believe that cash on hand, working capital and borrowings under our current and committed credit facilities, along with cash generated from operating activities will be sufficient to fund our requirements for, at least, the twelve months from the date of this annual report.

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

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated.

(in thousands of $)	2025	2024
Net cash provided by operating activities	682,460	736,412
Net cash provided by (used in) investing activities	24,979	(483,398)
Net cash used in financing activities	(869,624)	(147,804)
Net change in cash and cash equivalents	(162,185)	105,210
Cash and cash equivalents at beginning of year	413,532	308,322
Cash and cash equivalents at end of year	251,347	413,532

Net cash provided by operating activities

Net cash provided by operating activities decreased by $54.0 million in the year ended December 31, 2025 as compared to the year ended December 31, 2024.

Net cash provided by operating activities was primarily impacted by: (i) overall market conditions as reflected by TCE rates, including whether our vessels were operated under time charters or voyage charters, (ii) the size and composition of our fleet that we own, lease and charter-in, and (iii) changes in operating assets and liabilities.

i.Our reliance on the spot market contributes to fluctuations in cash flows from operating activities as a result of its exposure to highly cyclical tanker rates. Any increase or decrease in the average TCE rates earned by our vessels will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities. TCE represents operating revenues less other income and voyage expenses. TCE is therefore impacted by both movements in operating revenues, as determined by market freight rates, and voyage expenses, which are primarily comprised of bunker expenses, port charges and canal tolls. In 2025, average market quoted TCE rates showed a small increase for VLCCs, however decreased for Suezmax tankers and LR2 product tankers as compared to 2024, see “Item 5. Operating Financial Review and Prospects - A. Operating Results”. The net decrease in average quoted market rates led to a $56.0 million decrease in cash provided by operating activities for the year ended December 31, 2025. In addition, a net decrease in voyage expenses, primarily due to the fluctuation in bunker prices and lower commissions and port costs, also a component of TCE, in 2025 compared to 2024, resulting in a $17.1 million increase in cash provided by operating activities. Changes in the mix of vessels operating in the spot market versus short-, and long-term charters between January 2024 and December 2025 resulted a $16.3 million decrease in cash provided by operating activities.

ii.Detailed information on the size and composition of our fleet, along with whether our vessels were operated under time charters or voyage charters, including changes between the periods presented, is disclosed in “Item 5. Operating Financial Review and Prospects - A. Operating Results”. Changes in the size and composition of our fleet resulted in a net decrease in cash provided by operating activities of $0.7 million. The decrease is primarily due to the sale of four Suezmax tankers and five VLCCs, offset by the acquisition of 13 VLCCs from CMB.TECH between January 1, 2024 and December 31, 2025. These changes led to a decrease of $13.9 million in cash received from revenues. The aforementioned decrease was partially offset by the decrease in cash paid for voyage expenses, ship operating expenses and interest expense of $13.1 million.

iii.Changes in operating assets and liabilities resulted in a decrease in cash provided by operating activities of $27.8 million. The movement in working capital balances are impacted by the timing of voyages, and also by the timing of fueling and consumption of fuel on board our vessels. Revenues for vessels that operate under time charters are typically billed in advance, whereas revenues under voyage charters are typically billed upon completion of a voyage.

In addition to the above factors, net cash provided by operating activities decreased due to the following:

•a decrease of $10.4 million due to lower interest received due to lower cash balances and lower interest rates,
•a decrease of $9.9 million due to higher ship operating expenses,
•a decrease of $8.1 million in relation to the settlement of synthetic share options,
•an increase of $55.2 million due to a decrease in interest expense and debt issuance costs primarily as a result of repayments on the Company’s fixed and floating rate facilities, and
•an increase of $4.5 million in dividends received.

Net cash provided by investing activities

Net cash provided by investing activities of $25.0 million in 2025 comprised mainly of:

•$37.2 million proceeds from the sale of one Suezmax tanker, and
•$0.4 million proceeds from sale of marketable securities.

This was offset by:

•additions to vessels and equipment of $12.5 million, consisting of $8.0 million capitalized dry docking costs and $4.5 million paid for various vessel upgrades.

Net cash used in investing activities of $483.4 million in 2024 comprised mainly of:

•additions to vessels and equipment of $915.2 million, consisting of $884.5 million in relation to the remaining 13 VLCCs acquired from CMB.TECH in 2024, $22.4 million capitalized dry docking costs and $8.3 million paid for various vessel upgrades.

This was offset by:

•$431.9 million proceeds from the sale of five VLCCs and three Suezmax tankers.

Net cash used in financing activities

Net cash used by financing activities in 2025 of $869.6 million was primarily due to:

•debt repayments of $2,095.9 million,
•cash dividends paid of $207.0 million, and
•lease repayments of $0.4 million.

These items were partially offset by:

•debt drawdowns of $1,433.7 million.

Net cash used by financing activities in 2024 of $147.8 million was primarily due to:

•debt repayments of $1,880.1 million,
•cash dividends of $434.1 million paid, and
•lease repayments of $0.9 million.

These items were partially offset by:

•debt drawdowns of $2,167.3 million.

Equity

Authorized capitalization

The authorized share capital of the Company as of December 31, 2025 is $600,000,000 (2024: $600,000,000) divided into 600,000,000 shares (2024: 600,000,000) of $1.00 nominal value each, of which 222,622,889 shares (December 31, 2024: 222,622,889 shares) of $1.00 nominal value each are in issue and fully paid.

Reconciliation of the Number of Ordinary Shares Outstanding through December 31, 2025

Shares outstanding at December 31, 2023, 2024 and 2025	222,622,889

Borrowing Activities

See Note 16. to our audited Consolidated Financial Statements included herein for further details on the Company’s borrowing activities.

Debt restrictions
The Company’s loan agreements contain loan-to-value clauses, which could require the Company to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, the loan agreements contain certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital and a value adjusted equity covenant. Cash and cash equivalents include cash balances of $89.9 million (2024: $92.6 million), which represents 59% (2024: 50%) of the cash required to be maintained by the financial covenants in our loan agreements. The Company is permitted to satisfy up to 50% of the cash requirements by maintaining a committed undrawn credit facility with a remaining availability of greater than 12 months.

Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. Under those circumstances, the Company might not have sufficient funds or other resources to satisfy its obligations. The Company was in compliance with all of the financial covenants contained in the Company’s loan agreements as of December 31, 2025 and 2024.

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

Name	Age	Position
Ola Lorentzon	76	Chairman and Director
John Fredriksen	81	Director
James O’Shaughnessy	62	Director and Audit and Risk Committee Chairman
Cato Stonex	62	Director
Maria Papakokkinou	46	Director
Mikkel Storm Weum	39	Director
Richard C. Prince	51	Director
Lars H. Barstad	55	Chief Executive Officer of Frontline Management AS
Inger M. Klemp	63	Chief Financial Officer of Frontline Management AS

Certain biographical information about each of our directors and executive officers is set forth below.

Ola Lorentzon has been Director of the Company since May 2015. Mr. Lorentzon was the Managing Director of Frontline Management AS, a subsidiary of the Company, from April 2000 until September 2003. Mr. Lorentzon also serves as a director and Chairman of Flex LNG Ltd. Mr. Lorentzon was also a director and Chairman of Golden Ocean until March 2025. Mr Lorentzon was appointed Chairman of the Company in May 2021.

John Fredriksen has been a Director of the Company since November 3, 1997. Mr. Fredriksen was a director of Frontline 2012 at the date of the merger between the Company and Frontline 2012 Ltd. Mr. Fredriksen was also a director of Golden Ocean until March 2025.

James O’Shaughnessy has been a Director and member of the Audit and Risk Committee of the Company since September 2018. Mr. O’Shaughnessy served as an Executive Vice President, Chief Accounting Officer and Corporate Controller of Axis Capital Holdings Limited up to March 26, 2012. Prior to that Mr. O’Shaughnessy has among others served as Chief Financial Officer of Flagstone Reinsurance Holdings and as Chief Accounting Officer and Senior Vice President of Scottish Re Group Ltd., and Chief Financial Officer of XL Re Ltd. at XL Group plc. Mr. O’Shaughnessy received a Bachelor of Commerce degree from University College, Cork, Ireland and is a Chartered Director, Fellow of the Institute of Chartered Accountants of Ireland and an Associate Member of the Chartered Insurance Institute of the UK. Mr. O’Shaughnessy also serves as a director and member of the audit committees of SFL, Archer Limited and various insurance entities.

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

Mikkel Storm Weum has been a Director of the Company since February 2026. Mr. Weum is employed as an Investment Director in Seatankers Management Norway AS, responsible for Sale and Purchase, Newbuildings and Projects. Mr. Weum is also serving as a director on the Board of NYSE listed Flex LNG Ltd and on the Board of Nasdaq listed Star Bulk Carriers Corp. Prior to being employed by Seatankers Management AS, Mr. Mikkel Storm Weum served as Senior Vice President, responsible for Business Development in SFL Management AS. Mr. Weum was also employed as Vice President, Head of Commercial in Teekay Offshore working with Shuttle Tankers and Floating Offshore storage. Mr. Weum holds a Master’s degree in Naval Architecture from Newcastle University and a MSc in Shipping Trade and Finance from Cass Business School, City University.

Richard C. Prince has been a Director of the Company since December 2025. Mr. Prince has until recently served as Global Co- Head of ST Shipping and Transport Ltd, the shipping arm of Glencore where he spent two decades in leadership roles. Prior to joining Glencore, he was an established tanker broker, holding positions with leading shipbroking firms including Simpson Spence & Young (SSY), Sovereign, and Harris & Dixon. With over 30 years of experience across the shipping and oil markets, Mr Prince brings extensive expertise in commercial shipping, maritime logistics, and global energy transport.

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

B.  COMPENSATION

(in thousands of $)	Fixed		Variable	Pension expense	Total	Proportion fixed	Proportion variable
	Base salary	Fees
Ola Lorentzon	—	150	—	—	150	100%	—%
John Fredriksen	—	60	—	—	60	100%	—%
James O’Shaughnessy	—	70	—	—	70	100%	—%
Steen Jakobsen	—	56	—	—	56	100%	—%
Cato Stonex	—	60	—	—	60	100%	—%
Maria Papakokkinou	—	60	—	—	60	100%	—%
Ørjan Svanevik (1)	—	60	—	—	60	100%	—%
Richard C. Prince	—	4	—	—	4	100%	—%
Mikkel Storm Weum (2)	—	—	—	—	—	—%	—%
Lars H. Barstad	399	—	333	29	761	56%	44%
Total	399	520	333	29	1,281	74%	26%

(1)     Ørjan Svanevik resigned as Director of the Company on February 27, 2026.
(2)    Mikkel Storm Weum was appointed as Director of the Company on February 27, 2026.

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

In December 2021, the Board approved the grant of 1,280,000 synthetic options to employees and board members according to the rules of the Company’s synthetic option scheme approved on December 7, 2021. The synthetic options have a five-year term expiring in December 2026. The vesting period is 12 months for the first 27.5% of options, 24 months for the next 27.5% of options and 36 months for the final 45% of options. The exercise price is NOK 71, which shall increase by NOK 5 on each of December 7, 2023, and December 7, 2024, and will further be adjusted for any distribution of dividends made before the relevant synthetic options are exercised. The synthetic options will be settled in cash based on the difference between the market price of the Company’s shares and the exercise price on the date of exercise. The synthetic options are not subject to a retention period. There were no options awarded under this scheme in 2022, 2023 or 2024.

In May 2025, the Board of Directors approved the grant of 362,284 synthetic options to employees and management according to the rules of the Company’s synthetic option scheme approved on May 20, 2025. The synthetic options have a five year term expiring in May 2030. The vesting period is 12 months for the first 33.3% of options, 24 months for the next 33.3% of options and 36 months for the final 33.3% of options. The exercise price is $16.80, being the volume-weighted average exercise price of the share in the last 30 days prior to grant. The exercise price will further be adjusted for any distribution of dividends made before the relevant synthetic options are exercised. The synthetic options granted to the Chief Executive Officer and Chief Financial Officer are subject to a cap on maximum annual gain, equal to two times the annual base salary at the time of the exercise of the options The synthetic options will be settled in cash based on the difference between the market price of the Company’s shares and the exercise price on the date of exercise. The synthetic options are not subject to a retention period.

The below tables detail the activity in relation to the above schemes:

		Opening balance			Closing balance
Name	Vesting date	Options held at the beginning of the year	Options awarded	Options exercised	Options held at the end of the year
Ola Lorentzon	07/12/2022	—		—	—
Ola Lorentzon	07/12/2023	—		—	—
Ola Lorentzon	07/12/2024	56,000		(28,000)	28,000
John Fredriksen	07/12/2022	22,000		—	22,000
John Fredriksen	07/12/2023	22,000		—	22,000
John Fredriksen	07/12/2024	36,000		—	36,000
James O’Shaughnessy	07/12/2022	22,000		(22,000)	—
James O’Shaughnessy	07/12/2023	22,000		(22,000)	—
James O’Shaughnessy	07/12/2024	36,000		—	36,000
Lars H. Barstad	07/12/2022	110,000		(110,000)	—
Lars H. Barstad	07/12/2023	110,000		—	110,000
Lars H. Barstad	07/12/2024	180,000		—	180,000
Lars H. Barstad	27/05/2026	—	38,503	—	38,503
Lars H. Barstad	27/05/2027	—	38,503	—	38,503
Lars H. Barstad	27/05/2028	—	38,503	—	38,503
Total		616,000	115,509	(182,000)	549,509

		Opening balance			Closing balance
Name	Vesting date	Options awarded and unvested	Options awarded	Options vested	Options awarded and unvested
Lars H. Barstad	27/05/2026	—	38,503	—	38,503
Lars H. Barstad	27/05/2027	—	38,503	—	38,503
Lars H. Barstad	27/05/2028	—	38,503	—	38,503
Total		—	115,509	—	115,509

At the grant date of the synthetic options awarded in 2021, the Company’s underlying share price was NOK 65.00. On December 7, 2022, the date on which the first tranche of synthetic options vested, the Company’s underlying share price was NOK 123.60. On December 7, 2023, the date on which the second tranche of synthetic options vested, the Company’s underlying share price was NOK 209.30. On December 7, 2024, the date on which the third tranche of synthetic options vested, the Company’s underlying share price was NOK 172.80.

At the grant date of the synthetic options awarded in 2025, the Company’s underlying share price was $18.75. As of December 31, 2025 none of the options have vested.

See Note 19. to our audited Consolidated Financial Statements included herein for further details on the Company’s share option scheme.

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

We currently have an Audit and Risk Committee, which is responsible for overseeing the quality and integrity of our financial statements and our accounting, auditing and financial reporting practices, our compliance with legal and regulatory requirements, the independent auditor’s qualifications, independence and performance and our internal audit function. In 2018, Mr. James O’Shaughnessy was appointed to serve on the Audit and Risk Committee. Mr. James O'Shaughnessy is the Chairperson and sole member of the Audit and Risk Committee and the Audit and Risk Committee financial expert. The Board has determined that an Audit and Risk Committee member may simultaneously serve on the audit committees of more than three public companies and such service would not impair the ability of such member to effectively serve on our Audit and Risk Committee. For more information, please see “Item 6.A. Directors and Senior Management.

Our Nomination Committee consists of one director, Mr. Ola Lorentzon, and is responsible for identifying and recommending potential candidates to become board members and recommending directors for appointment to board committees.

Our Remuneration Committee consists of one director, Mr. Ola Lorentzon, and is responsible for establishing the executive officers’ compensation and benefits.

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

Clawback Policy

In November 2023, we adopted a policy regarding the recovery of erroneously awarded compensation (“Clawback Policy”) in accordance with the applicable rules of the NYSE and Section 10D and Rule 10D-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In the event we are required to prepare an accounting restatement due to material noncompliance with any financial reporting requirements under U.S. securities laws or otherwise erroneous data or if we determine there has been a significant misconduct that causes material financial, operational or reputational harm, we shall be entitled to recover a portion or all of any incentive-based compensation provided to certain executives who, during a three-year period preceding the date on which an accounting restatement is required, received incentive compensation based on the erroneous financial data that exceeds the amount of incentive-based compensation the executive would have received based on the restatement.

The remuneration committee administers our Clawback Policy and has discretion, in accordance with the applicable laws, rules and regulations, to determine how to seek recovery under the Clawback Policy and may forego recovery if it determines that recovery would be impracticable.

No variable remuneration has been reclaimed for the Directors or Chief Executive Officer in relation to the years ended December 31, 2025, 2024 or 2023.

Director Service Contracts

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

D.  EMPLOYEES

As of December 31, 2025, we employed approximately 85 people in our offices in Cyprus, the United Kingdom, Norway, Singapore and China, compared to 85 employees in 2024 and 88 employees in 2023. We contract with third party ship managers to provide technical management services in respect of our vessels.

E.  SHARE OWNERSHIP

As of March 27, 2026, the beneficial interests of our directors and officers in our ordinary shares were as follows:

Director or Officer	Ordinary shares of $1.00 each	Percentage of ordinary shares outstanding
Ola Lorentzon	21,000	Less than 1%
John Fredriksen*	198,000*	Less than 1%
James O’Shaughnessy	—	—
Cato Stonex	—	—
Maria Papakokkinou	—	—
Richard C. Prince	—	—
Mikkel Storm Weum	325	Less than 1%
Lars H. Barstad	—	—
Inger M. Klemp	300,000	Less than 1%

* Please see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders”.

Share-based payment scheme

See “Item 6. B. Compensation” and Note 19 to our audited Consolidated Financial Statements included herein for further details on the Company’s share option scheme.

F.  DISCLOSURE OF REGISTRANT’S ACTIONS TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

None

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

The following table presents certain information as of March 27, 2026, regarding the ownership of our ordinary shares with respect to each shareholder whom we know to beneficially own more than 5% of our outstanding ordinary shares.

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

As of March 18, 2026, 222,619,548 of our outstanding ordinary shares were held in the United States by 38 holders of record, including Cede & Co., the nominee for the Depository Trust Company, which held 222,616,883 of those shares.

B.  RELATED PARTY TRANSACTIONS

See Item 6E., Note 20. and Note 16. to our audited Consolidated Financial Statements included herein for details of our related party transactions.

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

In the year ended December 31, 2024, certain funds managed by FourWorld Capital Management LLC (“FourWorld”) began proceedings before the Antwerp Enterprise Court (Belgium), in connection with their claims pertaining to the integrated solution for the strategic and structural deadlock within former Euronav NV announced on October 9, 2023, and former Euronav NV’s acquisition of CMB.TECH NV on December 22, 2023. FourWorld claims that the transactions should be rescinded and in addition has requested the court to order CMB and Frontline to pay damages in an amount to be determined during the course of the proceedings, which are ongoing. The Company finds the claims to be without merit and continues to vigorously defend against them.

Dividends

In February 2026, we declared a dividend of $1.03 per share for the fourth quarter of 2025. In November 2025, we declared a dividend of $0.19 for the third quarter of 2025. In August 2025, we declared a dividend of $0.36 for the second quarter of 2025. in May 2025, we declared a dividend of $0.18 for the first quarter of 2025. In February 2025, we declared a dividend of $0.20 per share for the fourth quarter of 2024. In November 2024, we declared a dividend of $0.34 per share for the third quarter of 2024. In August 2024, we declared a dividend of $0.62 per share for the second quarter of 2024. In May 2024, we declared a dividend of $0.62 for the first quarter of 2024. In February 2024, we declared a dividend of $0.37 per share for the fourth quarter of 2023. In November 2023, we declared a dividend of $0.30 per share for the third quarter of 2023. In August 2023, we declared a dividend of $0.80 per share for the second quarter of 2023. In May 2023, we declared a dividend of $0.70 for the first quarter of 2023. The timing and amount of dividends, if any, is at the discretion of the Board. We cannot guarantee that our Board will declare dividends in the future.

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

As permitted by Cyprus law, companies may obtain shareholder approval for a waiver of Pre-Emption Rights with respect to the issuance of shares against cash consideration and for the establishment of any employees’ share scheme, share option, share incentive scheme or equity compensation plans and to material revisions thereof. Such waiver may be obtained by the above-mentioned shareholder approvals. Shareholder approval was obtained at Frontline plc’s annual general meeting held on December 8, 2025 to waive their Pre-Emption Rights so that the Company may offer to the public, at the discretion of the board of directors, new ordinary shares, debentures or other securities without any shareholder pre-emptive restrictions. For more information, please see “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.”

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

In connection with the Acquisition, Frontline and Famatown had agreed to sell all their shares in CMB.TECH (57,479,744 shares, representing in aggregate 26.12% of CMB.TECH’s issued shares) to CMB at a price of $18.43 per share.

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

Strategic Fleet Renewal and Expansion

In December 2025, the Company entered into agreements to sell eight of our oldest first-generation ECO VLCCs, built between 2015 and 2016 to an unrelated third party, for a total sales price of $831.5 million. The vessels were delivered to the new owner during the first quarter of 2026. After commissions and repayment of existing debt on the vessels, the transaction is expected to generate net cash proceeds of approximately $477.2 million and the Company expects to record a gain in the first quarter of 2026 of approximately $212.0 million.

In January 2026, the Company announced that it had entered into agreements to acquire nine latest generation scrubber-fitted ECO VLCC newbuildings from affiliates of Hemen, for an aggregate purchase price of $1,224.0 million. Of these nine vessels, six are currently under construction at the Hengli shipyard and three at the Dalian shipyard in China. The delivery schedule for the vessels is attractive, with two vessels expected in the second quarter of 2026, four vessels expected in the third quarter of 2026, two vessels expected in the fourth quarter of 2026 and the final vessel expected in the second quarter of 2027. The payment schedule for these acquisitions is weighted towards delivery, with the largest portion of the instalments due upon delivery of each vessel. The Company intends to finance this acquisition with cash and long-term debt financing. The acquisition remains subject to certain closing conditions, in line with industry standards.

We also refer you to “Item 4. Information on the Company -A. History and Development of the Company”, “Item 5. Operating and Financial Review and Prospects -B. Liquidity and Capital Resources” and “Item 7. Major Shareholders and Related Party Transactions -B. Related Party Transactions” for a discussion of other material agreements that we have entered into outside the ordinary course of our business during the two-year period immediately preceding the date of this annual report.

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

Application of Section 883

Under the relevant provisions of Section 883, the Company will be exempt from United States federal income taxation on its United States source shipping income if:

•It is organized in a “qualified foreign country”, which is one that grants an equivalent exemption from taxation to corporations organized in the United States in respect of the shipping income for which exemption is being claimed under Section 883, and which the Company refers to as the “country of organization requirement”; and
•It can satisfy any one of the following two ownership requirements for more than half the days during the taxable year:
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

Under the Treasury Regulations, stock of a foreign corporation is considered “primarily traded” on an established securities market in a country if the number of shares of each class of stock that is traded during the taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country. The Company’s ordinary shares were "primarily traded" on the NYSE during the 2025 taxable year.

Under the Treasury Regulations, the Company’s ordinary shares will be considered to be “regularly traded” on the NYSE if: (1) more than 50% of its ordinary shares, by voting power and total value, is listed on the NYSE, referred to as the “Listing Threshold”, (2) its ordinary shares are traded on the NYSE, other than in minimal quantities, on at least 60 days during the taxable year (or one-sixth of the days during a short taxable year), which is referred to as the “Trading Frequency Test”; and (3) the aggregate number of its ordinary shares traded on the NYSE during the taxable year are at least 10% of the average number of its ordinary shares outstanding during such taxable year (as appropriately adjusted in the case of a short taxable year), which is referred to as the “Trading Volume Test”. The Trading Frequency Test and Trading Volume Test are deemed to be satisfied under the Treasury Regulations if the Company’s ordinary shares are regularly quoted by dealers making a market in the ordinary shares.

The Company believes that its ordinary shares have satisfied the Listing Threshold, as well as the Trading Frequency Test and Trading Volume Tests, during the 2025 taxable year.

Notwithstanding the foregoing, the Treasury Regulations provide, in pertinent part, that stock of a foreign corporation will not be considered to be “regularly traded” on an established securities market for any taxable year during which 50% or more of such stock is owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons (“5% Shareholders”) who each own 5% or more of the vote and value of such stock, which is referred to as the “50% Override Rule”. For purposes of determining the persons who are 5% Shareholders, a foreign corporation may rely on Schedules 13D and 13G filings with the Commission.

During the 2025 taxable year, 5% Shareholders owned less than 50% of the Company’s ordinary shares for more than half the number of days in the year. Therefore, the Company was not subject to the 50% Override Rule, and therefore the Company believes that it satisfied the Publicly-Traded Test for the 2025 taxable year.

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

Taxation of United States Holders

The following is a discussion of the material United States federal income tax considerations relevant to an investment decision by a United States Holder, as defined below, with respect to the ordinary shares. This summary is not intended to be applicable to all categories of investors, such as dealers in securities, traders in securities that elect the mark-to-market method of accounting, banks, thrifts or other financial institutions, insurance companies, regulated investment companies, tax-exempt organizations, United States expatriates, persons that hold ordinary shares as part of a straddle, conversion transaction or hedge, persons who own 10% or more, actually or constructively, of our outstanding stock (by vote or value), persons deemed to sell ordinary shares under the constructive sale provisions of the Code, United States Holders whose "functional currency" is other than the United States dollar, holders required to recognize income for United States federal income tax purposes no later than when such item of income is included on an “applicable financial statement”, persons subject to the “base erosion and anti-avoidance” tax, or holders subject to an alternative minimum tax, each of which may be subject to special rules. In addition, this discussion is limited to persons who hold ordinary shares as “capital assets” (generally, property held for investment) within the meaning of Code Section 1221. This summary does not contain a detailed description of all the United States federal income tax consequences to United States Holders in light of their particular circumstances and does not address the Medicare tax on net investment income, or the effects of any state, local or non-United States tax laws. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of ordinary shares.

As used herein, the term “United States Holder” means a beneficial owner of ordinary shares that is (i) a United States citizen or resident, (ii) a United States corporation or other United States entity taxable as a corporation, (iii) an estate, the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust if (a) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (b) it has made an election to be treated as a United States person for United States federal income tax purposes.

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

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by the Company with respect to ordinary shares to a United States Holder will generally constitute foreign source dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of the Company’s current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of the Company’s earnings and profits will be treated first as a non-taxable return of capital to the extent of the United States Holder’s tax basis in its ordinary shares on a dollar-for-dollar basis and thereafter as capital gain. Because the Company is not a United States corporation, United States Holders that are corporations will not be entitled to claim a dividends-received deduction with respect to any distributions they receive from the Company.

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

•at least 75% of the Company’s gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business), or

•at least 50% of the average value of the assets held by the Company during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether the Company is a PFIC, in general, the Company will be treated as earning and owning its proportionate share of the income and assets, respectively, of any of its subsidiary corporations in which it owns at least 25% of the value of the subsidiary’s stock. Income earned, or deemed earned, by the Company in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless the Company is treated under specific rules as deriving its rental income in the active conduct of a trade or business.

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

As discussed more fully below, if the Company were to be treated as a PFIC for any taxable year, a United States Holder would be subject to different taxation rules depending on whether the United States Holder makes an election to treat the Company as a “Qualified Electing Fund”, which the Company refers to as a “QEF election”. As an alternative to making a QEF election, a United States Holder should be able to elect to mark-to-market the Company's ordinary shares, which the Company refers to as a “Mark-to-Market election” as discussed below.

Taxation of United States Holders Making a Timely QEF Election

If a United States Holder makes a timely QEF election, which United States Holder is referred to by the Company as an “Electing United States Holder”, the Electing United States Holder must report each year for United States federal income tax purposes its pro rata share of the Company’s ordinary earnings and its net capital gain, if any, for the Company’s taxable year that ends with or within the taxable year of the Electing United States Holder, regardless of whether or not distributions were received from the Company by the Electing United States Holder. The Electing United States Holder’s adjusted tax basis in the ordinary shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the ordinary shares and will not be taxed again once distributed. An Electing United States Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of the ordinary shares. A United States Holder will be eligible to make a QEF election with respect to its ordinary shares only if the Company provides the United States Holder with annual tax information relating to the Company. There can be no assurance that the Company will provide such tax information on an annual basis.

Taxation of United States Holders Making a "Mark-to-Market" Election

Alternatively, if the Company were to be treated as a PFIC for any taxable year and, as anticipated, the ordinary shares are treated as “marketable stock”, a United States Holder would be allowed to make a Mark-to-Market election with respect to the Company’s ordinary shares. If that election is made, the United States Holder generally would include as ordinary income in each taxable year that the Company is a PFIC the excess, if any, of the fair market value of the ordinary shares at the end of the taxable year over such holder's adjusted tax basis in the ordinary shares. The United States Holder would also be permitted an ordinary loss for each such taxable year in respect of the excess, if any, of the United States Holder’s adjusted tax basis in the ordinary shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the Mark-to-Market election. A United States Holder’s tax basis in its ordinary shares would be adjusted to reflect any such income or loss amount. In any taxable year that the Company is a PFIC, gain realized on the sale, exchange or other disposition of the ordinary shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the ordinary shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the United States Holder.

Taxation of United States Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if the Company were to be treated as a PFIC for any taxable year, a United States Holder who does not make either a QEF election or a Mark-to-Market election for that year, who is referred to as a “Non-Electing United States Holder”, would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing United States Holder on the ordinary shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing United States Holder in the three preceding taxable years, or, if shorter, the Non-Electing United States Holder’s holding period for the ordinary shares), and (2) any gain realized on the sale, exchange or other disposition of the ordinary shares. Under these special rules:

•the excess distribution or gain would be allocated ratably over the Non-Electing United States Holder’s aggregate holding period for the ordinary shares;

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

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to a United States Holder and proceeds from the sale or other disposition of the ordinary shares that are paid to a United States Holder within the United

States (and in certain cases, outside the United States) will be subject to information reporting requirements. Such payments will generally also be subject to “backup withholding” if paid to a non-corporate United States Holder who:

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

Taxation of Frontline’s Shipping Income: The Cyprus Tonnage Tax System

While owners of vessels registered under the Cyprus flag automatically enter the TTS, entering the TTS is optional for owners of EU flagged qualifying vessels which are engaged in a qualifying shipping activity, provided they are Cyprus tax residents. TTS is also available as an option to owners of fleets consisting of EU and non-EU flagged qualifying vessels (“mixed fleet”), which are engaged in qualifying shipping activities, provided they are Cyprus tax residents, and they meet the “Community Flagged Share” requirement. The “Community Flagged Share” requirement is that at the point of opting for TTS, at least a share of the fleet in terms of tonnage must be comprised of Community Ships (the “Reference Share”). If this Reference Share is under 60%, then the Community flagged share on entry must remain unchanged or increase within a period of three years from the date of opting to be taxed under TTS and the commercial and strategic management of the fleet must be carried out within the EU/EEA.

The application of TTS is optional for charterers of qualifying vessels engaged in qualifying shipping activities, provided they are Cyprus tax residents. Charterers of mixed fleets are eligible to apply TTS subject to the “Community Flagged Share” and minimum fleet in ownership provisions. Where entering the TTS is optional there is an automatic obligation to remain in TTS for 10 years.

Where the activities of an entity are mixed (i.e., involve both qualifying shipping activities and non-qualifying activities) and TTS is applied only to the qualifying shipping activities, whereas corporation tax shall be applied to the remaining activities.

The Company’s vessel owning and operating entities were taxed under the TTS for the year ended December 31, 2025.

Taxation of Frontline’s Shipping Income in the Absence of Admission to TTS

Under the provisions of Cyprus Tax laws, taxable income up to and including the year ended December 31, 2025, shall be taxed at the rate of 12.5% (as from January 1, 2026, the corporate income tax rate increased to 15% - see "Tax reforms").

Gain on Sale of Vessels

Frontline shall be subject to income tax at the rate of 12.5% (15% as from 1 January 2026 – see “Tax Reforms”) in relation to gains that are realized on the disposal of a vessel (through inclusion of such gain in the calculation of taxable income). The gain on disposal is calculated as the difference between the proceeds arising on the disposal and the tax written down value of the said vessel at the point of disposal, noting always that such gain shall be limited to the capital allowances (tax depreciation) claimed on the vessel.

Where TTS is applied instead, the gains on the disposal of a qualifying vessel under TTS shall be deemed to be qualifying shipping income and shall be exempt from income tax.

Distributions

Dividends paid by a Cyprus tax resident entity to non-Cyprus tax resident shareholders are not ordinarily subject to taxes in Cyprus. Special Defence Contribution (“SDC”) is payable on dividend distributions to Cyprus tax residents and domiciled non-corporate shareholders at the rate of 17% (5% to the extent that the dividends are paid out of profits which were realized as from 1 January 2026 – See “Tax Reforms”). Dividend payments to Cyprus tax resident corporate shareholders or Cyprus tax resident but non-domiciled, non-corporate shareholders, shall ordinarily be exempt from SDC (See also “Tax Reforms”).

Furthermore, up to and including the tax year 2025, SDC shall be payable on interest income received by Cyprus tax resident corporations, deemed not to arise in the ordinary course of business, at the rate of 17% (3% in the case of listed corporate bonds) (see also “Tax Reforms”).

Sale, Exchange or other Disposition of Shares

The gain on disposal of shares listed on a recognized stock exchange is not taxable under the provisions of Cyprus tax laws.

Tax reforms

Effective January 1, 2026, the Republic of Cyprus enacted comprehensive tax reform legislation. In the context of these reforms the Income Tax law and the Special Defence Contributions Laws were revised:

i.Income Tax
The standard corporate income tax rate increased from 12.5% to 15% to align with the OECD Pillar Two global minimum tax framework.

ii.Special Defence Contribution Tax:

A.Dividends:

The SDC rate on dividends paid out of profits generated after January 1 2026, to natural persons who are Cyprus Tax resident and domiciled, was reduced to 5%. Dividends paid to such natural persons out of profits generated up to tax year 2025 continue to be subject to SDC at the rate of 17%.

Dividends paid to a non-Cyprus tax resident corporate shareholder that is resident in a low tax jurisdiction and which controls, directly or indirectly, more than 50% of the paying entity’s voting power or share of profits, shall be subject to SDC withholding tax at the rate of 5%. Low tax jurisdiction is considered to be any third country jurisdiction whose corporate tax rate is lower than 50% of the Cyprus corporate tax rate.

In addition, SDC withholding tax at the rate of 17% shall apply on distributions to companies that are tax resident in the Republic of Cyprus which receive dividends indirectly from entities resident in the Republic of Cyprus, four years after the original profits out of which such dividends were paid were generated, and provided that:

a.The profits arose in the years up to 2023
b.The dividends are received within six years from January 1, 2026, and
c.The dividends are beneficially owned by Cyprus tax resident and domiciled natural persons.

B.Interest

SDC at the rate of 17% shall apply to:

a.Natural persons that are tax resident and domiciled in Cyprus, and
b.Corporations that are not Cyprus tax resident, but which are resident in non-cooperating jurisdictions, and which control, directly or indirectly, more than 50% of the voting power or the profits of the payer.

Interest received by corporate taxpayers other than as aforesaid will no longer be subject to SDC.

Management continues to assess the broader implications of these reforms on the Company’s tax position and compliance obligations.

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

On December 12, 2024, the Cyprus House of Representatives voted the Safeguarding of a Global Minimum Level of Taxation of Multinational Enterprise Groups and Large-Scale Domestic Groups in the Union Law of 2023 (the "Law") into domestic law. The Law transposes into Cyprus national law the relevant EU Directive issued on December 14, 2022 under which the EU member states agreed to implement the OECD’s Pillar Two global corporate minimum tax rate of 15% on companies with revenues of at least €750 million effective from 2024. This new law does not amend the Cyprus Income Tax (“CIT”) legislation but, rather, introduces an additional set of tax rules to be applied alongside the application of CIT and other relevant taxes for MNEs in scope.

The Law introduces the Qualified Income Inclusion Rule (“QIIR”) which is effective for accounting periods beginning on or after December 31, 2023 and the Qualified Undertaxed Profits Rule (“UTPR”) which is effective for accounting periods beginning on or after December 31, 2024.

Cyprus has elected to adopt the Domestic Minimum Top Up Tax (“DMTT”) which is effective as of January 1, 2025. This will allow Cyprus jurisdiction to collect the top-up tax in its own jurisdiction instead of allowing a foreign jurisdiction to charge top-up taxes elsewhere.

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

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we file reports and other information with the Commission. These materials, including this annual report and the accompanying exhibits, are available at http://www.sec.gov. In addition, documents referred to in this annual report may be inspected at our principal executive offices at 8, John Kennedy Street, Iris House, Off. 740B, 3106 Limassol, Cyprus. Our filings are also available on our website at https://www.frontlineplc.cy/. The information on our website, however, is not, and should not be deemed to be a part of this annual report. You may also obtain copies of the incorporated documents, without charge, upon written request to ir@frontmgt.no.

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

As of December 31, 2025, the Company’s outstanding debt which was at variable interest rates, net of the amount subject to interest rate swap agreements, was $2,691.9 million. Based on this, a one percentage point increase in annual SOFR interest rates would increase its annual interest expense by approximately $26.9 million, excluding the effects of capitalization of interest.

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

Interest Rate Swap Agreements
In February 2016, the Company entered into an interest rate swap with DNB whereby the floating interest on notional debt of $150.0 million was switched to fixed rate. The contract had a forward start date of February 2019. In the year ended December 31, 2020, the Company entered into three interest rate swaps with DNB whereby the floating interest rate on notional debt totaling $250.0 million was switched to a fixed rate. The aggregate fair value of these swaps at December 31, 2025 was an asset of $9.0 million (2024: $24.4 million) and a liability of nil (2024: nil). The fair value (Level 2) of the Company’s interest rate swap agreements is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves and the current credit worthiness of both the Company and the derivative counterparty. The estimated fair value is the present value of future cash flows. The Company recorded a loss on these interest rate swaps of $0.8 million in 2025 (2024: gain of $9.2 million).

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On December 8, 2025, the Company held its annual general meeting of shareholders whereby shareholders approved, among other things, for a period of twelve months with effect from 12:00 p.m. on December 8, 2025, the proposals to exclude the shareholders’ Pre-Emption Right with respect to any offer by the Company to the public against cash consideration, as may be decided by the Board of Directors from time to time, of: (i) a maximum of 377,377,111 ordinary shares of nominal value $1.00 each ranking pari passu with the existing ordinary shares of the Company at a subscription price which shall be determined by the Board of Directors not lower than $1.00 per share; and (ii) a maximum of 377,377,111 debentures or other securities convertible into ordinary shares of nominal value $1.00 each ranking pari passu with the existing ordinary shares of the Company or options or other securities carrying the right to subscribe for ordinary shares of the Company of nominal value $1.00 each ranking pari passu with the existing ordinary shares of the Company at a subscription price which shall be determined by the Board of Directors not lower than $1.00 per security.

For more information, please see “Item 4. Information on the Company – A. History and Development of the Company” and “Item 10. Additional Information—B. Memorandum of Association and Bye-Laws – Shareholders’ Rights”.

ITEM 15. CONTROLS AND PROCEDURES

a)   Disclosure Controls and Procedures

Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Exchange Act, as of the end of the period covered by this annual report as of December 31, 2025. Based upon that evaluation, the principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures are effective as of the evaluation date.

b)   Management's annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) promulgated under the Exchange Act.

Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

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

Our management with the participation of our principal executive officer and principal financial officer assessed the effectiveness of the design and operation of the Company’s internal controls over financial reporting pursuant to Rule 13a-15 of the Exchange Act, as of December 31, 2025. Based upon that evaluation, our management with the participation of our principal executive officer and principal financial officer concluded that the Company’s internal controls over financial reporting are effective as of December 31, 2025.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2025 has been audited by PricewaterhouseCoopers AS, an independent registered public accounting firm, as stated in their report which appears herein.

c)   Attestation Report of Independent Registered Public Accounting Firm

The independent registered public accounting firm that audited the consolidated financial statements, PricewaterhouseCoopers AS, has issued an attestation report on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025, appearing under "Item 18. Financial Statements", and such report is incorporated herein by reference.

d)   Changes in internal control over financial reporting

There were no changes in the Company’s internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board has determined that Mr. James O’Shaughnessy is an "audit committee financial expert" as defined in Item 16A of Form 20-F and that he is independent as determined in accordance with the NYSE's listing standards.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Company’s principal accountant for 2025 and 2024 was PricewaterhouseCoopers AS (PCAOB ID 01318). The following table sets forth for the two most recent fiscal years the fees paid or accrued for audit and services provided to the Company by PricewaterhouseCoopers AS and other PwC Network firms.

(in thousands of $)	2025	2024
Audit Fees (a)	1,790	1,792
Audit-Related Fees (b)	—	—
Tax Fees (c)	—	—
All Other Fees (d)	5	5
Total	1,795	1,797

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

The Company’s Board has adopted pre-approval policies and procedures in compliance with paragraph (c) (7)(i) of Rule 2-01 of Regulation S-X that require the Board to approve the appointment of the independent auditor of the Company before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company. All services provided by the principal auditor in 2025 and 2024 were approved by the Board pursuant to the pre-approval policy.

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

ITEM 16G. CORPORATE GOVERNANCE

Pursuant to an exception under the NYSE listing standards available to foreign private issuers, we are not required to comply with all of the corporate governance practices followed by U.S. companies under the NYSE listing standards, which are available at www.nyse.com. Pursuant to Section 303A.11 of the NYSE Listed Company Manual, we are required to list the significant differences between our corporate governance practices and the NYSE standards applicable to listed U.S. companies. Set forth below is a list of those differences:

•Independence of Directors. The NYSE requires that a U.S. listed company maintain a majority of independent directors and applies different standards for the independence of directors. There is, however, no requirement under Cyprus law requiring a company maintain a majority of independent directors. As permitted under Cyprus law and our Amended and Restated Memorandum and Articles of Association, four members of our Board of Directors, Mr. Ola Lorentzon, Mr. James O’Shaughnessy, Dr. Maria Papakokkinou and Mr Richard C. Prince are independent according to the NYSE's standards for independence applicable to a foreign private issuer.

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

•Remuneration Committee. The NYSE requires U.S. listed companies to have a remuneration committee composed entirely of independent directors and a committee charter addressing the purpose, responsibility, rights and performance evaluation of the committee. There is, however, no requirement for a separate remuneration committee under Cyprus law. In accordance with our Amended and Restated Memorandum and Articles of Association, we have established a remuneration committee comprised of one independent director, currently Mr. Ola Lorentzon.

•Audit and Risk Committee. The NYSE requires, among other things, that a listed U.S. company have an audit committee with a minimum of three members, all of whom are independent. Additionally, one member of the audit committee must have accounting or related financial management expertise. While Cyprus law does not require a specific minimum number of members of the audit committee, it does require an audit committee to have a majority of independent members. As permitted by Rule 10A-3 under the Exchange Act, our Audit and Risk Committee currently consists of one independent member of our Board of Directors, Mr. James O’Shaughnessy, the Audit and Risk Committee Chairman and Financial Expert. The Board has determined that an Audit and Risk Committee member may simultaneously serve on the audit committees of more than three public companies and such service would not impair the ability of such member to effectively serve on our Audit and Risk Committee. For more information, please see “Item 6.A. Directors and Senior Management”.

•Shareholder Approval Requirements. The NYSE requires that a listed U.S. company obtain prior shareholder approval for certain issuances of authorized stock or the approval of, and material revisions to, equity compensation plans. As permitted by Cyprus law and our Amended and Restated Memorandum and Articles of Association we do not seek shareholder approval prior to the issuance of authorized shares ranking pari passu with existing issued ordinary shares but shareholder approval is required if shares shall be issued with preferred, deferred or other special rights or restrictions whether with regard to dividend, voting, return of capital or otherwise. In accordance with Cyprus law, we require shareholder approval for waiver of shareholders' rights of pre-emption with respect to the issuance of shares against cash consideration and for the establishment of any employees' share scheme, share option, share incentive scheme or equity compensation plans and to material revisions thereof. Shareholder approval was obtained at Frontline plc’s annual general meeting held on December 8, 2025 to waive their Pre-Emption Right so that the Company may offer to the public, at the discretion of the Board of Directors, new ordinary shares, debentures or other securities without any shareholder pre-emptive restrictions. For more information, please see “Item 10. Additional Information—B. Memorandum of Association and Bye-Laws – Shareholders’ Rights” and “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds”.

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

The underlying control framework of the Company’s cybersecurity program is based on recognized best practices and standards set by the U.S. National Institute of Standards and Technology, which organizes cybersecurity risks into six categories: govern, identify, protect, detect, respond and recover.

The Company has established policies and procedures for all key aspects of its cybersecurity program including an information security policy, password policy, incident management policy, third party security management policy, business continuity plans, cyber incident response plans and information security management system contingency plans.

As part of the Company’s cybersecurity strategy, it continues to expand its investments in IT security, including to identify and protect critical assets, strengthen, monitor and alert its information security management system and engage with cybersecurity experts. The Company has a dedicated Chief Information Security Officer (“CISO”), who has served within the IT department of the Company and a related party for over 20 years and is a Certified Cyber Risk Officer. The Company holds regular cybersecurity meetings, led by its CISO who is employed by related party Front Ocean Management AS, to assess and manage cybersecurity threats and to provide cybersecurity updates to senior management and the Board of Directors. For a description of the relationship with Front Ocean Management AS, please see Note 20. to our audited Consolidated Financial Statements included herein.

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

Cybersecurity Threats

For the year ended December 31, 2025 through the date of this annual report, the Company is not aware of any material risks from cybersecurity threats, that have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations or financial condition. Please also see Item 3. Key Information—D. Risk Factors—“We rely on our and our ship managers’ information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations, including on our vessels. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed”.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

ITEM 19. EXHIBITS

No.	Description of Exhibit

1.1	Memorandum of Association of the Company (1)

2.1	Form of Ordinary Share Certificate (2)

2.2	Description of securities (3)

4.4	Frontline Ltd Synthetic Share Option Scheme dated December 7, 2021 (4)

4.5	Frontline plc Synthetic Share Option Scheme date May 20, 2025

8.1	Subsidiaries of the Company.

11.1	Frontline plc Insider Policy Manual for Primary Insiders (6)

11.2	Frontline plc Insider Policy Manual for Employees (7)

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

13.1	Certification of the Principal Executive Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Principal Financial Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

97.1	Frontline plc Policy Regarding the Recovery of Erroneously Awarded Compensation (5)

101.	INS*	XBRL	Instance Document
101.	SCH*	XBRL	Taxonomy Extension Schema

101.	CAL*	XBRL	Taxonomy Extension Schema Calculation Linkbase
101.	DEF*	XBRL	Taxonomy Extension Schema Definition Linkbase
101.	LAB*	XBRL	Taxonomy Extension Schema Label Linkbase
101.	PRE*	XBRL	Taxonomy Extension Schema Presentation Linkbase

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
(5) Incorporated by reference to Exhibit 97.1 of the Company’s Annual Report on Form 20-F for the year ended          December 31, 2023 filed with the Commission on April 6, 2024.
(6) Incorporated by reference to Exhibit 11.1 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the Commission on April 7, 2025

(7) Incorporated by reference to Exhibit 11.2 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the Commission on April 7, 2025

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Frontline plc
(Registrant)

Date: March 27, 2026	By:	/s/ Inger M. Klemp
	Name:	Inger M. Klemp
	Title:	Principal Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Frontline plc

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Frontline plc and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of profit or loss, comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Impairment indicator assessment for vessels and equipment

As described in Notes 2 and 12 to the consolidated financial statements, the Company’s vessels and equipment was $4,912 million as of December 31, 2025. Management reviews the carrying amount of vessels and equipment for potential impairment whenever events or changes in circumstances indicate that the carrying amount of the asset or cash-generating unit might not be recoverable. Indicators of impairment are identified by management based on a combination of internal and external factors which included significant management judgments and assumptions, related to the development of estimated market values received from independent ship brokers of the vessels, as well as negative developments in forecasted time charter equivalent rates (“TCE rates”).

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
March 27, 2026

We have served as the Company’s auditor since 2012.

Frontline plc
Consolidated Statements of Profit or Loss for the years ended December 31, 2025, 2024 and 2023
(in thousands of $, except per share amounts)

	Note	2025	2024	2023
Revenues and other operating income
Revenues	4	1,965,104	2,050,385	1,802,184
Other operating income	4	6,069	112,121	24,080
Total revenues and other operating income		1,971,173	2,162,506	1,826,264

Operating expenses
Voyage expenses and commissions	5	753,744	773,434	618,595
Ship operating expenses	5	238,850	232,243	176,533
Administrative expenses	5	51,367	36,086	53,528
Depreciation	12	328,460	339,030	230,942
Total operating expenses		1,372,421	1,380,793	1,079,598
Net operating income		598,752	781,713	746,666

Other income (expenses)
Finance income	6	15,836	17,098	18,065
Finance expense	6	(233,234)	(295,088)	(171,336)
Gain (loss) on marketable securities	9	(1,600)	(3,405)	22,989
Share of results of associated companies	14	1,059	(599)	3,383
Dividends received	9	4,289	3,535	36,852
Net other expenses		(213,650)	(278,459)	(90,047)

Profit before income taxes		385,102	503,254	656,619
Income tax expense	7	(6,021)	(7,671)	(205)
Profit for the period		379,081	495,583	656,414

Basic and diluted earnings per share	8	1.70	2.23	2.95

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline plc
Consolidated Statements of Comprehensive Income for the years ended December 31, 2025, 2024 and 2023
(in thousands of $)

	Note	2025	2024	2023
Comprehensive income
Profit for the period		379,081	495,583	656,414
Items that may be reclassified to profit or loss:
Foreign currency translation gain (loss)		(1,345)	1,367	(39)
Other comprehensive income (loss)		(1,345)	1,367	(39)

Comprehensive income		377,736	496,950	656,375

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline plc
Consolidated Statements of Financial Position as of December 31, 2025 and 2024
(in thousands of $)

	Note	December 31, 2025	December 31, 2024
ASSETS
Current Assets
Cash and cash equivalents		251,347	413,532
Marketable securities	9	2,067	4,027
Trade and other receivables	10	133,997	128,943
Related party receivables	20	13,091	8,532
Inventories	5	120,067	136,997
Voyages in progress	4	141,099	100,225
Prepaid expenses and accrued income		22,431	14,457
Derivative instruments	17	295	1,997
Other current assets	4	22,858	17,303
Total current assets		707,252	826,013
Non-current assets
Vessels and equipment	12	4,911,996	5,246,697
Right-of-use assets		—	1,435
Goodwill	13	112,452	112,452
Derivative instruments	17	8,730	22,422
Investment in associated companies	14	8,791	11,788
Other non-current assets		4,406	—
Total assets		5,753,627	6,220,807

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	16	320,520	460,318
Current portion of obligations under leases		—	1,153
Related party payables	20	31,064	35,370
Trade and other payables	15	143,122	98,812
Total current liabilities		494,706	595,653
Non-current liabilities
Long-term debt	16	2,747,225	3,284,070
Obligations under leases		—	451
Other non-current payables	15	818	452
Total liabilities		3,242,749	3,880,626

Equity
Share capital	18	222,623	222,623
Additional paid in capital		604,687	604,687
Contributed surplus		1,004,094	1,004,094
Accumulated other reserves		437	1,782
Retained earnings		679,509	507,467
Total equity attributable to the shareholders of the Company		2,511,350	2,340,653
Non-controlling interest		(472)	(472)
Total equity		2,510,878	2,340,181
Total liabilities and equity		5,753,627	6,220,807

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline plc
Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024 and 2023
(in thousands of $)

	Note	2025	2024	2023
Profit for the period		379,081	495,583	656,414
Adjustments to reconcile profit for the period to net cash provided by operating activities:
Net finance expense	6	217,398	277,990	153,271
Depreciation	12	328,460	339,030	230,942
Gain on sale of vessels	4	(5,929)	(112,079)	(21,959)
(Gain) loss on marketable securities	9	1,600	3,405	(22,989)
Share of results of associated companies	14	(1,059)	599	(3,383)
Stock option expense	19	5,560	(2,187)	10,719
Dividends received from associated companies	14	4,482	—	7,298
Other, net		(124)	1,480	182
Changes in operating assets and liabilities:
Trade and other receivables	10	(5,054)	(2,797)	14,818
Inventories	5	16,893	(2,319)	(28,249)
Voyages in progress	4	(40,874)	9,837	576
Prepaid expenses and accrued income		(7,974)	1,296	(1,498)
Other current assets	4	(5,551)	(10,054)	(1,968)
Trade and other payables	15	21,360	3,397	(2,694)
Related party balances	20	(8,865)	(1,589)	10,666
Other		(1,430)	(1,511)	(163)
Interest paid	6	(229,783)	(274,691)	(165,193)
Debt issuance costs paid		(16,037)	(29,666)	(20,020)
Interest received	6	30,306	40,688	39,411
Net cash provided by operating activities		682,460	736,412	856,181

Investing activities
Additions to newbuildings, vessels and equipment	11, 12	(12,531)	(915,248)	(1,631,423)
Proceeds from sale of vessels	4	37,150	431,850	142,740
Cash inflow on repayment of loan to associated companies	14	—	—	1,388
Proceeds from sale of marketable securities	9	360	—	251,839
Net cash provided by (used in) investing activities		24,979	(483,398)	(1,235,456)

Financing activities
Proceeds from issuance of debt	16	1,433,715	2,167,296	1,609,449
Repayment of debt	16	(2,095,888)	(1,880,055)	(536,587)
Repayment of obligations under leases		(412)	(930)	(862)
Cash dividends paid	8	(207,039)	(434,115)	(638,928)
Net cash provided by (used in) financing activities		(869,624)	(147,804)	433,072

Net change in cash and cash equivalents		(162,185)	105,210	53,797
Cash and cash equivalents at the beginning of the year		413,532	308,322	254,525
Cash and cash equivalents at the end of the year		251,347	413,532	308,322

Supplemental disclosure of cash flow information:
Income taxes paid	7	2,735	4,531	122

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline plc
Consolidated Statements of Changes in Equity for the years ended December 31, 2025, 2024 and 2023
(in thousands of $, except number of shares)

	Note	2025	2024	2023
Number of shares outstanding
Balance at the beginning and the end of the year		222,622,889	222,622,889	222,622,889

Share capital
Balance at the beginning and the end of the year		222,623	222,623	222,623

Additional paid in capital
Balance at the beginning and the end of the year		604,687	604,687	604,687

Contributed surplus
Balance at the beginning and the end of the year		1,004,094	1,004,094	1,004,094

Accumulated other reserves
Balance at the beginning of the year		1,782	415	454
Other comprehensive income (loss)		(1,345)	1,367	(39)
Balance at the end of the year		437	1,782	415

Retained earnings
Balance at the beginning of the year		507,467	445,999	428,513
Profit for the period		379,081	495,583	656,414
Cash dividends paid	8	(207,039)	(434,115)	(638,928)
Balance at the end of the year		679,509	507,467	445,999

Total equity attributable to the shareholders of the Company		2,511,350	2,340,653	2,277,818

Non-controlling interest
Balance at the beginning and the end of the year		(472)	(472)	(472)

Total equity		2,510,878	2,340,181	2,277,346

See accompanying Notes that are an integral part of these Consolidated Financial Statements

Frontline plc
Notes to Consolidated Financial Statements

1.	GENERAL INFORMATION

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

The Company’s ordinary shares are listed on the NYSE and OSE under the symbol "FRO".

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

As of December 31, 2025, the Company’s fleet consisted of 80 owned vessels, with an aggregate capacity of approximately 17.6 million DWT (41 VLCCs, 21 Suezmax tankers and 18 LR2/Aframax tankers).

2.	MATERIAL ACCOUNTING POLICY INFORMATION

1. Basis of presentation
Our consolidated financial statements are prepared in accordance with IFRS® Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The financial statements were approved by the Board of Directors on March 27, 2026 and authorized for issue.

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

Information about judgements and areas where significant estimates have been made in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statement is included in the following notes:

•Note 12 - Depreciation: The cost of the vessels less estimated residual value is depreciated on a straight-line basis over the vessels' estimated remaining economic useful lives. The selection of an appropriate economic useful life requires significant estimation. In addition, residual value may vary due to changes in market prices on scrap. See policy 8.3. for further details.

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

•Note 13 - Goodwill impairment: The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgment at many points during the analysis. Our future operating results may be affected by potential impairment charges related to goodwill. Events or circumstances may occur that could negatively impact our ordinary share price, including changes in our anticipated revenues and profits and our ability to execute on our strategies. See policy 10.2. for further details.

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
•Note 13 - Goodwill impairment
•Note 17 - Financial instruments; and
•Note 19 - Share options

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

8.1. Owned assets
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

8.2. Newbuildings

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

The cost of the vessels less estimated residual value is depreciated on a straight-line basis over the vessels' estimated remaining economic useful lives, which approximates 20 years. Other equipment, excluding vessel upgrades, is depreciated over its estimated remaining useful life, which approximates 5 years. The residual value for owned vessels is calculated by multiplying the lightweight tonnage of the vessel by the market price of scrap per ton. Depreciation methods, useful lives and residual values are reviewed annually and adjusted prospectively, if appropriate.

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

8.5. Held for sale
The Company classifies non-current assets (or disposal groups) as held for sale when their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. Assets (or disposal groups) are classified as held for sale when the Company has committed to a plan to sell, the assets are available for immediate sale in their present condition, an active program to locate a buyer has been initiated, the sale is highly probable and expected to be completed within one year, and the assets are being marketed at a price that is reasonable in relation to their fair value. A non-current asset (or disposal group) is available for immediate sale if the Company has the intention and ability to transfer the asset (or disposal group) to a buyer in its present condition as of the reporting date. A vessel is not typically considered to be available for immediate transfer as of the reporting date if the vessel is performing obligations under a contract with a customer, or if the Company intends to enter the vessel into further contracts with a customer before transferring the asset to a buyer, as of this date.

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

10. Impairment

10.1. Loans, receivables and contract assets

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

16. New standards and interpretations
During the current financial year, there were no applicable new and revised Standards, Interpretations and Amendments issued by the IASB and the IFRS Interpretations Committee (“IFRIC”) of the IASB.

New and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. The below list includes the new standards and amendments that we believe are the most relevant for the Company:

IFRS 18 Presentation and Disclosure in Financial Statements
In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements, which replaces IAS 1, with a focus on updates to the statement of profit or loss. The new standard is effective for annual reporting periods beginning on or after January 1, 2027 and must be applied retrospectively. The key new concepts introduced in IFRS 18 relate to:

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

The Company is currently assessing the impact of the new and amended standards on its financial statements. The Company has not applied or early adopted any new IFRS requirements that are not yet effective as of December 31, 2025.

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

The Company's internal organizational and management structure does not distinguish any geographical segments.

No customers in the years ended December 31, 2025, 2024 or 2023 individually accounted for 10% or more of the Company’s consolidated operating revenues.

4.	REVENUE AND OTHER OPERATING INCOME

The lease and non-lease components of our revenues in the year ended December 31, 2025 were as follows:

(in thousands of $)	Lease	Non-lease	Total
Voyage charter revenues	974,557	908,225	1,882,782
Time charter revenues	53,181	18,985	72,166
Administrative income	—	10,156	10,156
Total revenues	1,027,738	937,366	1,965,104

The lease and non-lease components of our revenues in the year ended December 31, 2024 were as follows:

(in thousands of $)	Lease	Non-lease	Total
Voyage charter revenues	1,029,163	925,872	1,955,035
Time charter revenues	64,359	20,714	85,073
Administrative income	—	10,277	10,277
Total revenues	1,093,522	956,863	2,050,385

The lease and non-lease components of our revenues in the year ended December 31, 2023 were as follows:

(in thousands of $)	Lease	Non-lease	Total
Voyage charter revenues	982,818	740,399	1,723,217
Time charter revenues	49,870	13,901	63,771
Administrative income	—	15,196	15,196
Total revenues	1,032,688	769,496	1,802,184

Certain voyage expenses are capitalized between the previous discharge port, or contract date if later, and the next load port and amortized between load port and discharge port. $5.5 million of contract costs were capitalized in the year ended December 31, 2025 (2024: $7.9 million) as Other current assets, of which $2.2 million was amortized up to December 31, 2025 (2024: $3.3 million), leaving a remaining balance of $3.3 million as of December 31, 2025 (2024: $4.6 million). $4.6 million of contract assets were amortized in the year ended December 31, 2025 in relation to voyages in progress as of December 31, 2024. No impairment losses were recognized in the years ended December 31, 2025, 2024 and 2023.

Administrative income primarily comprises the income earned from the technical and commercial management of vessels and newbuilding supervision fees from related parties, affiliated companies and third parties.

Assets from contracts with customers (excluding amounts in relation to lease components) as of December 31, 2025 and 2024 are presented within the statements of financial position as follows:

(in thousands of $)	2025	2024
Voyages in progress	67,305	46,772
Trade accounts receivable	58,929	54,892
Related party receivables	11,119	6,522
Other current assets	3,250	4,572
Total	140,603	112,758

Other operating income in the years ended December 31, 2025, 2024 and 2023 was as follows:

(in thousands of $)	2025	2024	2023
Gain on sale of vessels	5,929	112,079	21,959
Gain on pool arrangements	—	—	1,683
Gain on settlement of claims	—	—	397
Other gains	140	42	41
Total	6,069	112,121	24,080

In the year ended December 31, 2023, the Company recorded an arbitration award of $0.4 million in relation to the failed sale of a vessel.

Sales of vessels in the year ended December 31, 2025

In August 2025, the Company entered into an agreement to sell a Suezmax tanker, built in 2011, for a net sale price of $36.4 million. The vessel was delivered to the new owner in September 2025. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of approximately $23.7 million, and the Company recorded a gain of $5.9 million in the year ended December 31, 2025.

Sales of vessels in the year ended December 31, 2024

In January 2024, the Company announced that it had entered into an agreement to sell five VLCCs, built in 2009 and 2010, for an aggregate net sale price of $290.0 million. Three of the vessels were delivered to the new owner during the first quarter of 2024, and the two remaining vessels were delivered in the second quarter of 2024. After repayment of existing debt on the five vessels, the transaction generated net cash proceeds of $208.0 million. The Company recorded a gain of $68.6 million in the year ended December 31, 2024.

In January 2024, the Company entered into an agreement to sell one Suezmax tanker, built in 2010, for a net sale price of $45.0 million. The vessel was delivered to the new owner during the second quarter of 2024. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of $32.0 million, and the Company recorded a gain of $11.8 million in the year ended December 31, 2024.

In March 2024, the Company entered into an agreement to sell one Suezmax tanker, built in 2010, for a net sale price of $46.9 million. The vessel was delivered to the new owner during the second quarter of 2024. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of $34.0 million, and the Company recorded a gain of $13.8 million in the year ended December 31, 2024.

In June 2024, the Company entered into an agreement to sell a Suezmax tanker, built in 2010, for a net sale price of $48.5 million. The vessel was delivered to the new owner in October 2024. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of $36.5 million, and the Company recorded a gain of $17.9 million in the year ended December 31, 2024.

Sales of vessels in the year ended December 31, 2023

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

Pool arrangements

In the year ended December 31, 2023, the Company recorded income of $1.7 million related to the pooling arrangement with SFL, an affiliated company, between two of its Suezmax tankers and two SFL vessels. As of December 31, 2023, vessels had been sold and delivered to their respective new owners resulting in the termination of the pooling arrangement.

Income as a lessor

One VLCC, one Suezmax tanker and one LR2 tanker were on fixed rate time charters as of December 31, 2025 (December 31, 2024: one VLCC, one Suezmax tanker and four LR2 tankers).

Two of the LR2 tankers on fixed rate time charters as of December 31, 2024 had an option for an extension of up to one year. In the year ended December 31, 2025, one of these options was exercised resulting in an extension of the initial term to October 2026.

The Suezmax tanker and the extended LR2 tanker time charter-out contracts include a 50% profit share. In the year ended December 31, 2025, the Company received profit share income of $2.8 million in relation to these charters (2024: $0.5 million).

The minimum future revenues to be received under these contracts as of December 31, 2025 were as follows:

(in thousands of $)
2026	38,619
2027	11,348
Total minimum lease payments	49,967

The minimum future revenues to be received under these contracts as of December 31, 2024 were as follows:

(in thousands of $)
2025	60,562
2026	30,975
2027	11,348
Total minimum lease payments	102,885

Our revenues from these leases have been included within time charter revenues in the Consolidated Statement of Profit or Loss.

The cost and accumulated depreciation of vessels leased out under time charters as of December 31, 2025 were $208.3 million and $43.4 million, respectively (December 31, 2024: $364.2 million and $72.1 million, respectively).

5.	OPERATING EXPENSES

Voyage expenses and commissions

(in thousands of $)	2025	2024	2023
Bunkers	487,790	529,585	390,658
Port expenses	153,383	137,440	149,451
Commissions	67,165	72,699	62,764
Other voyage related expenses	45,406	33,710	15,722
	753,744	773,434	618,595

For vessels operated in the spot market, voyage expenses are paid by the shipowner while voyage expenses for vessels under a time charter contract are paid by the charterer. No inventory write-downs were recognized as an expense in the years ended December 31, 2025, 2024 and 2023.

Port costs vary depending on the number of spot voyages performed, number and type of ports. Other voyage expenses primarily relate to emission compliance costs and other miscellaneous expenses.

Ship operating expenses

(in thousands of $)	2025	2024	2023
Crew costs	125,005	125,602	99,809
Technical management expenses	95,937	88,433	62,207
Insurances	17,908	18,208	14,517
	238,850	232,243	176,533

Ship operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, lubricating oils and insurances. The technical management of our vessels is provided by third-party ship management companies.

Administrative expenses

(in thousands of $)	2025	2024	2023
Total compensation to employees and directors	31,514	17,892	29,894
Office and administrative expenses	14,912	14,183	15,573
Audit, legal and consultancy	4,941	4,011	8,061
	51,367	36,086	53,528

Total compensation to employees and directors:

(in thousands of $)	2025	2024	2023
Wages and salaries	17,537	15,659	14,838
Stock option expense	9,869	(1,422)	11,247
Social security costs	2,032	1,711	2,001
Pension costs	1,136	1,054	1,040
Directors fees	520	511	511
Other staff related costs	420	379	257
	31,514	17,892	29,894

The average number of employees employed by the Company and its subsidiaries in the year ended December 31, 2025 was 85 (2024: 87, 2023: 83).

6.	NET FINANCE EXPENSE

(in thousands of $)	2025	2024	2023
Interest income	15,690	16,785	16,496
Foreign exchange gains	146	313	1,569
Finance income	15,836	17,098	18,065
Interest expense on financial liabilities measured at amortized cost	231,055	302,324	178,498
(Gain) loss on interest rate swaps	778	(9,206)	(8,039)
Foreign exchange losses	205	1,023	335
Other financial expenses	1,196	947	542
Finance expense	233,234	295,088	171,336
Net finance expense	(217,398)	(277,990)	(153,271)

7.	INCOME TAXES

Certain of the Company's subsidiaries are tax resident in Cyprus, Singapore, China, Norway and the United Kingdom and are subject to income tax in their respective jurisdictions. Such taxes are not material to our consolidated financial statements and related disclosures for the years ended December 31, 2025, 2024 and 2023.

Cyprus
Under the provisions of Cyprus tax laws, taxable income up to and including the year ended December 31, 2025, shall be taxed at the rate of 12.5%.

Effective January 1, 2026, the Republic of Cyprus enacted comprehensive tax reform legislation, which increased the standard corporate income tax rate from 12.5% to 15% to align with the OECD Pillar Two global minimum tax framework.

In line with the Cypriot tonnage tax system, the Company pays tax calculated on the basis of the net tonnage of the qualifying vessels the Company owns, charters or manages. The option for tonnage tax once made is obligatory for ten years. Tonnage tax payable in relation to our vessel owning subsidiaries are recorded as ship operating expenses in the Consolidated Statements of Profit or Loss.

On December 12, 2024, the Cyprus House of Representatives voted the Safeguarding of a Global Minimum Level of Taxation of Multinational Enterprise Groups and Large-Scale Domestic Groups in the Union Law of 2023 (the "Law") into domestic law. The Law transposes into Cyprus national law the relevant EU Directive issued on December 14, 2022 under which the EU member states agreed to implement the OECD’s Pillar Two global corporate minimum tax rate of 15% on companies with revenues of at least €750 million effective from 2024. This new law does not amend the Cyprus Income Tax (“CIT”) legislation but, rather, introduces an additional set of tax rules to be applied alongside the application of CIT and other relevant taxes for MNEs in scope.

As part of the OECD’s Pillar II global tax framework, certain qualifying shipping income may benefit from a Shipping Income Exclusion (“SIE”), and therefore be excluded from the Global Anti-Base Erosion ("GloBE") income and the calculation of any top-up taxes under the framework. It is expected that the SIE will mitigate incremental tax expense otherwise arising under the GloBE regime and preserve competitive tax treatment for qualifying maritime operations, however, actual outcomes may differ due to final regulatory guidance and interpretations. The Company continues to monitor developments and will adjust estimates as necessary to reflect changes in legislation, interpretations, or operational circumstances.

The law introduces the Qualified Income Inclusion Rule (“QIIR”) which is effective for accounting periods beginning on or after December 31, 2023 and the Qualified Undertaxed Profits Rule (“UTPR”) which is effective for accounting periods beginning on or after December 31, 2024.

Cyprus has elected to adopt the Domestic Minimum Top Up Tax (“DMTT”) which is effective as of January 1, 2025. This will allow Cyprus jurisdiction to collect the top-up tax in its own jurisdiction instead of allowing a foreign jurisdiction to charge top-up taxes elsewhere.

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

United States
For the three years ended December 31, 2025, 2024 and 2023, the Company did not accrue U.S. income taxes as the Company is not engaged in a U.S. trade or business and is exempted from a gross basis tax under Section 883 of the U.S. Internal Revenue Code.

Under Section 863(c)(2)(A) of the Internal Revenue Code, 50% of all transportation revenue attributable to transportation which begins or ends in the United States shall be treated as from sources within the United States where no Section 883 exemption is available. Such revenue is subject to 4% tax. No revenue tax has been recorded in voyage expenses and commissions in the year ended December 31, 2025 (2024: nil, 2023: nil).

The Company does not have any unrecognized tax benefits, material accrued interest or penalties relating to income taxes.

8.	EARNINGS PER SHARE

Basic earnings per share is computed based on the income available to ordinary shareholders and the weighted average number of shares outstanding. Diluted earnings per share includes the effect of the assumed conversion of potentially dilutive instruments, for which there was no impact in the years ended December 31, 2025, 2024 and 2023 as there were no potentially dilutive stock options in the periods.

The components of the numerator and the denominator in the calculation of basic and diluted earnings per share are as follows:

(in thousands of $)	2025	2024	2023
Profit for the period	379,081	495,583	656,414
(in thousands)
Weighted average number of basic and diluted shares	222,623	222,623	222,623
Basic and diluted earnings per share	$1.70	$2.23	$2.95

	2025	2024	2023
Cash dividends paid per share	$0.93	$1.95	$2.87

9.	MARKETABLE SECURITIES

Marketable securities held by the Company are listed equity securities. In the year ended December 31, 2025, the Company received dividends of $1.8 million (2024: $3.5 million, 2023: $36.9 million) from its investments in marketable securities.

Movements in marketable securities for the years ended December 31, 2025, 2024 and 2023 are as follows:

(in thousands of $)	2025	2024	2023
Balance at the beginning of the year	4,027	7,432	236,281
Proceeds from sale of marketable securities	(360)	—	(251,839)
(Loss) gain on marketable securities sold during the year	(1,433)	—	18,994
Unrealized gain (loss) on marketable securities held at the end of the year	(167)	(3,405)	3,996
Balance at the end of the year	2,067	4,027	7,432

CMB.TECH

As of December 31, 2022, the Company held 13,664,613 shares in CMB.TECH.

On October 9, 2023, Frontline and Famatown Finance Limited, a company related to Hemen Holding Limited ("Hemen") agreed to sell all their shares in CMB.TECH (57,479,744 shares, representing in aggregate 26.12% of CMB.TECH’s issued shares) to Compagnie Maritime Belge NV ("CMB") at a price of $18.43 per share (the “Share Sale”).

In November 2023, all conditions precedent to the Share Sale, including approval of the inter-conditionality of the Share Sale by the CMB.TECH shareholders and receipt of anti-trust approvals, were fulfilled. The Share Sale closed in November 2023 at which time Frontline sold its 13,664,613 shares in CMB.TECH to CMB for $251.8 million.

In the year ended December 31, 2023, the Company recognized a gain on marketable securities in relation to the CMB.TECH shares of $19.0 million.

10.	TRADE AND OTHER RECEIVABLES

(in thousands of $)	December 31, 2025	December 31, 2024
Trade receivables	123,539	117,624
Other receivables	10,458	11,319
	133,997	128,943
Trade and other receivables are presented net of allowances for doubtful accounts of $1.9 million as of December 31, 2025 (2024: $6.4 million).

11.	NEWBUILDINGS

Movements in the three years ended December 31, 2025 are as follows:

(in thousands of $)
Balance at January 1, 2023	47,991
Installments and other costs paid and payable	145,753
Transfer to Vessels and equipment	(193,878)
Capitalized borrowing costs	134
Balance at December 31, 2023	—
Balance at December 31, 2024	—
Balance at December 31, 2025	—

No newbuildings were delivered in the year ended December 31, 2025 (2024: nil, 2023: two VLCCs).

As of December 31, 2025, there are no vessels in the Company’s newbuilding program and there are no commitments.

Refer to Note 23 for further details of newbuilding commitments subsequent to December 31, 2025.

12.	VESSELS AND EQUIPMENT

Movements in the three years ended December 31, 2025 are as follows:

(in thousands of $)	Vessels and equipment	Dry dock component	Net Carrying Value
Cost
As of January 1, 2025	5,911,132	154,603	6,065,735
Additions	4,557	19,279	23,836
Disposals	(55,485)	(1,851)	(57,336)
As of December 31, 2025	5,860,204	172,031	6,032,235

Accumulated depreciation
As of January 1, 2025	(727,877)	(91,161)	(819,038)
Charge for the period	(305,037)	(23,164)	(328,201)
Disposals	25,348	1,652	27,000
As of December 31, 2025	(1,007,566)	(112,673)	(1,120,239)

Net book value as of December 31, 2025	4,852,638	59,358	4,911,996

Cost
As of January 1, 2024	5,464,799	147,655	5,612,454
Additions	1,235,070	33,279	1,268,349
Disposals	(788,737)	(26,331)	(815,068)
As of December 31, 2024	5,911,132	154,603	6,065,735

Accumulated depreciation
As of January 1, 2024	(890,918)	(88,367)	(979,285)
Charge for the period	(315,483)	(22,746)	(338,229)
Disposals	478,524	19,952	498,476
As of December 31, 2024	(727,877)	(91,161)	(819,038)

Net book value as of December 31, 2024	5,183,255	63,442	5,246,697

Cost
As of January 1, 2023	4,390,718	126,437	4,517,155
Additions	1,113,143	26,114	1,139,257
Transfers from newbuildings	191,132	2,746	193,878
Disposals	(230,194)	(7,642)	(237,836)
As of December 31, 2023	5,464,799	147,655	5,612,454

Accumulated depreciation
As of January 1, 2023	(790,346)	(76,157)	(866,503)
Charge for the period	(212,088)	(17,982)	(230,070)
Disposals	111,516	5,772	117,288
As of December 31, 2023	(890,918)	(88,367)	(979,285)

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

In the year ended December 31, 2025, the Company:

•sold one Suezmax tanker;
•completed the installation of EGCS on two vessel; and
•performed dry docks on eight vessels.

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

In December 2025, the Company entered into agreements to sell eight of our oldest first-generation ECO VLCCs, built between 2015 and 2016 to an unrelated third party, for a total sales price of $831.5 million. The vessels were delivered to the new owner during the first quarter of 2026. After sales commissions and repayment of existing debt on the vessels, the transaction is expected to generate net cash proceeds of approximately $477.2 million and the Company expects to record a gain in the first quarter of 2026 of approximately $212.0 million. As of December 31, 2025, the net book value of the vessels was $602.2 million.

Impairment

As of December 31, 2023
We did not identify any events or changes in circumstances indicating that the carrying amounts of our owned vessels might not be recoverable as of December 31, 2023. Based on our assessment, we observed that the estimated market values received from independent ship brokers had increased since December 31, 2022 for all our vessels. We did not observe negative developments in forecasted market TCE rates and operating results had also improved significantly during the period. Furthermore, the Company's market capitalization was significantly higher than the carrying amount of its net assets as of December 31, 2023. Accordingly, no impairment loss was recognized in the year ended December 31, 2023.

As of December 31, 2024
We did not identify any events or changes in circumstances indicating that the carrying amounts of our owned vessels might not be recoverable as of December 31, 2024. Based on our assessment, we observed that the estimated market values received from independent ship brokers remain strong and are in excess of each vessel's respective carrying amount. We also observed that the sales prices for all eight vessels sold in the year ended December 31, 2024 were in excess of their respective carrying amounts. We did not observe negative developments in forecasted market TCE rates or actual operating results. Furthermore, the Company's market capitalization was significantly higher than the carrying amount of its net assets as of December 31, 2024. Accordingly, no impairment loss was recognized in the year ended December 31, 2024.

As of December 31, 2025
We did not identify any events or changes in circumstances indicating that the carrying amounts of our owned vessels might not be recoverable as of December 31, 2025. Based on our assessment, we observed that the estimated market values received from independent ship brokers remain strong and are in excess of each vessel's respective carrying amount. We also observed that the sales prices for nine vessels agreed to be sold in the year ended December 31, 2025 were in excess of their respective carrying amounts. We did not observe negative developments in forecasted market TCE rates or actual operating results. Furthermore, the Company's market capitalization was significantly higher than the carrying amount of its net assets as of December 31, 2025. Accordingly, no impairment loss was recognized in the year ended December 31, 2025.

13.	GOODWILL

(in thousands of $)	Goodwill	Accumulated impairment losses	Net Carrying Value
Balance as of December 31, 2025, 2024 and 2023	225,273	(112,821)	112,452

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

As of December 31, 2025
The recoverable amount of the Company was determined based on its fair value, less cost of disposal, estimated using its market capitalization as a basis. The Company's market capitalization as of December 31, 2025 was $4,857.6 million (based on a share price of $21.82) compared to its carrying value of net assets of approximately $2,510.9 million. The excess of the fair value of the Company over its carrying value of net assets was such that the Company concluded that there was no requirement for an impairment in the year ended December 31, 2025.

If our ordinary share price declines this could result in an impairment of some or all of the $112.5 million of goodwill. In the absence of a control premium, a share price of $10.77 per share as of December 31, 2025 would have resulted in the market capitalization being equal to the carrying value of net assets excluding the carrying value of goodwill.

14.	INVESTMENT IN ASSOCIATED COMPANIES

FMS Holdco

In the years ended December 31, 2025, 2024 and 2023, the Company owns an effective 43.6% interest in Clean Marine AS through its 43.6% equity interest in FMS Holdco, which is accounted for under the equity method.

The carrying value of the investment as of December 31, 2025 was $0.1 million (2024: $3.2 million). In the year ended December 31, 2025, a share of profits of Clean Marine AS of $1.0 million (2024: share of profits of $1.1 million, 2023: share of profits of $0.6 million) was recognized. In the year ended December 31, 2025, the Company also received a dividend of $4.5 million from FMS Holdco, of which $4.1 million was recognised as reduction in the carrying value of the investment.

TFG Marine

In the years ended December 31, 2025, 2024 and 2023, the Company owns a 15% interest in TFG Marine. Frontline concluded that it is able to exercise significant influence over TFG Marine as a result of its equity shareholding and board representation and therefore its investment is accounted for under the equity method.

The carrying value of the investment as of December 31, 2025 was $8.7 million (2024: $8.6 million). In the year ended December 31, 2025, a share of profits of TFG Marine of $0.1 million (2024: share of losses of $1.7 million, 2023: share of profits of $2.8 million) was recognized. In the year ended December 31, 2023, the Company also received $1.4 million in loan repayments which reduced the loan receivable to nil and a dividend of $7.3 million from TFG Marine which was recognized as a reduction in the carrying value of the investment.

15.	TRADE AND OTHER PAYABLES

(in thousands of $)	December 31, 2025	December 31, 2024
Trade payables	10,613	5,985
Accrued voyage expenses	64,974	51,799
Accrued ship operating expenses	30,431	14,296
Accrued administrative expenses	8,544	8,126
Deferred charter revenue	2,631	2,631
Other	25,929	15,975
Total current trade and other payables	143,122	98,812

Other	818	452
Total other non-current payables	818	452

16.	INTEREST BEARING LOANS AND BORROWINGS

Outstanding debt as of December 31, 2025 and December 31, 2024 was as follows:

(in thousands of $)	Tenor (years)	Maturity	Amortization Profile (years*)	December 31, 2025	December 31, 2024
U.S. dollar denominated floating rate debt
$252.4 million term loan facility	5	2027	18	34,791	39,285
$34.8 million term loan facility	5	2027	20	—	14,259
$219.6 million term loan facility	5	2029	18	181,149	203,122
$606.7 million term loan facility	9	2033	19.7	545,951	594,586
$100.8 million term loan facility	5	2025	17	—	70,050
$119.7 million revolving reducing credit facility	5	2030	18	31,337	—
$129.4 million revolving reducing credit facility	5	2028	18	—	114,498
$104.0 million term loan facility	6	2028	18	76,984	84,703
$60.6 million term loan facility	4	2027	18	51,276	55,939
$63.5 million term loan facility	6	2029	18	54,386	58,918
$512.1 million lease financing	10	2034	20.6	478,033	512,057
$42.9 million term loan facility	5	2025	18	—	32,175
$47.0 million revolving reducing credit facility	5	2030	20	—	—
$72.3 million revolving reducing credit facility	5	2030	18	—	46,875
$94.5 million term loan facility	5	2029	20	84,814	90,349
$133.7 million term loan facility	12	2033	17	51,116	55,048
$58.5 million revolving reducing credit facility	5	2026	20	—	48,750
$58.5 million term loan facility	5	2026	20	45,500	48,750
$130.0 million term loan facility	5	2027	20	108,063	114,563
$65.0 million term loan facility	5	2027	20	55,250	58,500
$65.0 million revolving reducing credit facility	5	2027	20	—	57,688
$65.0 million revolving reducing credit facility	5	2028	18	—	58,681
$65.0 million term loan facility	5	2028	20	56,063	59,312
$1,286.5 million term loan facility	5	2030	20	1,237,147	1,335,925
Total U.S. dollar denominated floating rate debt				3,091,860	3,754,033

Debt issuance costs				(51,851)	(48,188)
Accrued finance expense				27,736	38,543
Total debt				3,067,745	3,744,388

Short-term debt and current portion of long-term debt				320,520	460,318
Long-term portion of debt				2,747,225	3,284,070

*commencing on the delivery date from the yard.

Proceeds and repayments of debt in the year ended December 31, 2025 are summarized as follows:

(in thousands of $)	December 31, 2024	Proceeds	Repayments	Other	December 31, 2025
Total U.S. dollar denominated floating rate debt	3,744,388	1,433,715	(2,095,888)	(14,470)	3,067,745
Total debt	3,744,388	1,433,715	(2,095,888)	(14,470)	3,067,745

Proceeds and repayments of debt in the year ended December 31, 2024 are summarized as follows:

(in thousands of $)	December 31, 2023	Proceeds	Repayments	Other	December 31, 2024
Total U.S. dollar denominated floating rate debt	3,279,626	2,167,296	(1,705,055)	2,521	3,744,388
Total U.S. dollar denominated fixed rate debt	176,837	—	(175,000)	(1,837)	—
Total debt	3,456,463	2,167,296	(1,880,055)	684	3,744,388

Proceeds and repayments of debt in the year ended December 31, 2023 are summarized as follows:

(in thousands of $)	December 31, 2022	Proceeds	Repayments	Other	December 31, 2023
Total U.S. dollar denominated floating rate debt	2,178,430	1,509,749	(402,187)	(6,366)	3,279,626
Total U.S. dollar denominated fixed rate debt	211,884	99,700	(134,400)	(347)	176,837
Total debt	2,390,314	1,609,449	(536,587)	(6,713)	3,456,463

All term loan facilities are fully drawn down as of December 31, 2025. The reference rate of all the Company's floating rate debt is SOFR and the weighted average interest rate margin, including the Credit Adjustment Spread (“CAS”) as a result of the rate reform transition discussed below, as of December 31, 2025 was 1.77% (2024: 1.97%).

A summary of the Company's interest bearing loan and borrowing activity in the three years ended December 31, 2025 is as follows:

$34.8 million term loan facility
In the year ended December 31, 2025, as a result of the sale of one Suezmax tanker, the Company repaid the full outstanding balance of $12.7 million under the facility.

$219.6 million term loan facility
In March 2024, the Company entered into a senior secured term loan facility in an amount of up to $219.6 million with a syndicate of banks to refinance six LR2 tankers. The refinancing generated net cash proceeds of approximately $101.0 million in the year ended December 31, 2024.

$606.7 million term loan facility
In May 2024, the Company entered into a senior secured term loan facility in an amount of up to $606.7 million with China Exim Bank and DNB, insured by China Export and Credit Insurance Corporation, to refinance eight Suezmax tankers and eight LR2 tankers. The refinancing generated net cash proceeds of approximately $275.0 million in the year ended December 31, 2024.

$119.7 million revolving reducing credit facility
In February 2025, the Company entered into a senior secured credit facility in an amount of up to $119.7 million with ING and First Citizens to refinance the outstanding debt on two VLCCs previously financed under the $100.8 million term loan facility and, in addition, to provide revolving credit capacity in an amount of up to $51.6 million. In February 2025, the Company drew down $68.1 million under the new facility and repaid the outstanding balance of the existing facility of $70.1 million in full. In September 2025, the Company converted the new facility, along with six other existing term loan facilities, into revolving reducing credit facilities, as disclosed further below.

$129.4 million revolving reducing credit facility
In May 2023, the Company entered into a senior secured term loan facility in an amount of up to $129.4 million from ING to refinance an existing term loan facility with total balloon payments of $80.1 million due in August 2023. In June 2023, the Company drew down $129.4 million under the new facility and repaid the outstanding balance of the existing facility of $84.5 million in full. In September 2025, the Company converted the new facility, along with six other existing term loan facilities, into revolving reducing credit facilities, as disclosed further below.

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

$512.1 million lease financing
In October 2024, the Company entered into a sale-and-leaseback agreement in an amount of up to $512.1 million with CMB Financial Leasing Co. Ltd to refinance an existing sale-and-leaseback agreement for 10 Suezmax tankers and includes purchase options for Frontline throughout the term of the agreement. The refinancing generated net cash proceeds of approximately $101.0 million in the year ended December 31, 2024.

$47.0 million revolving reducing credit facility
In February 2025, the Company entered into a senior secured credit facility in an amount of up to $47.0 million with SEB to refinance the outstanding debt on one Suezmax tanker previously financed under the $42.9 million term loan facility and, in addition, to provide revolving credit capacity in an amount of up to $14.9 million. In February 2025, the Company drew down $32.2 million under the new facility and repaid the outstanding balance of the existing facility of $32.2 million in full. In September 2025, the Company converted the new facility, along with six other existing term loan facilities, into revolving reducing credit facilities, as disclosed further below.

$72.3 million revolving reducing credit facility
In May 2020, the Company signed a senior secured term loan facility in an amount of up to $62.5 million with Crédit Agricole to partially finance the delivery of one VLCC in June 2020, at which time the loan was fully drawn down. The facility matured five years after the vessel's delivery date and had an amortization profile of 18 years. In February 2025, the Company entered into a senior secured credit facility in an amount of up to $72.3 million with Crédit Agricole to refinance the outstanding debt on the $62.5 million term loan facility and, in addition, to provide revolving credit capacity in an amount of up to $25.4 million. In February 2025, the Company drew down $46.9 million under the new facility and repaid the outstanding balance of the existing facility of $46.9 million in full. In September 2025, the Company converted the new facility, along with six other existing term loan facilities, into revolving reducing credit facilities, as disclosed further below.

$94.5 million term loan facility
In February 2024, the Company entered into a secured term loan facility in an amount of up to $94.5 million with KFW Bank to refinance two LR2 tankers. The refinancing generated net cash proceeds of approximately $38.0 million in the year ended December 31, 2024.

$58.5 million revolving reducing credit facility
In September 2025, the Company converted the existing $58.5 million term loan facility from SEB, along with six other existing term loan facilities, into revolving reducing credit facilities, as disclosed further below.

$65.0 million revolving reducing credit facility
In September 2025, the Company converted the existing $65.0 million term loan facility from ING Bank, along with six other existing term loan facilities, into revolving reducing credit facilities, as disclosed further below.

$65.0 million revolving reducing credit facility
In September 2025, the Company converted the existing $65.0 million term loan facility from Crédit Agricole, along with six other existing term loan facilities, into revolving reducing credit facilities, as disclosed further below.

$65.0 million term loan facility
In January 2023, the Company took delivery of a VLCC newbuilding and drew down $65.0 million under this facility from KFW to partially finance the delivery.

$1,286.5 million term loan facility
In November 2023, the Company entered into a senior secured term loan facility in an amount of up to $1,410.0 million with a group of our relationship banks to partially finance the Acquisition. The facility had a tenor of five years and had an amortization profile of 20 years commencing on the delivery date from the yard. In December 2023, the company drew down $891.3 million under the facility to partly finance the Acquisition. Up to $518.7 million remained available and undrawn under the facility as of December 31, 2023 all of which was drawn down to partially finance the remaining 13 vessels delivered as a result of the Acquisition in the first quarter of 2024. In April 2025, the Company entered into a senior secured term loan facility in an amount of up to $1,286.5 million with a group of our relationship banks to refinance the outstanding debt on the $1,410.1 million facility. In April 2025, the Company drew down $1,286.5 million under the new facility and repaid the outstanding balance of the existing facility of $1,311.2 million in full.

$275.0 million revolving credit facility
In June 2016, the Company signed a $275.0 million senior unsecured facility agreement with an affiliate of Hemen, the Company's largest shareholder. The original facility carried an interest rate of 6.25% and was available to the Company for a period of an initial period of 18 months from the first utilization date. The facility did not include any financial covenants. In November 2022, the Company extended the facility by 12 months to May 2024 at an interest rate of 8.5% and otherwise on same terms. In February and June 2023, the Company repaid $60.0 million and $74.4 million, respectively, under the facility. In October 2023, the Company extended the facility by 20 months to January 4, 2026, at an interest rate of 10.0% and otherwise on existing terms. In December 2023, the Company drew down $99.7 million under the facility to partly finance the Acquisition. In April 2024, the Company repaid $100.0 million under the facility. In October 2024, the Company repaid $75.0 million under the facility. Up to $275.0 million remained available and undrawn as of December 31, 2025 and December 31, 2024. The availability of the facility expired in January 2026.

$539.9 million Shareholder loan
In November 2023, the Company entered into a subordinated unsecured shareholder loan in an amount of up to $539.9 million with Hemen to partly finance the Acquisition. The facility had a tenor of five years. In December 2023, the Company drew down $235.0 million under the facility to partly finance the Acquisition. In January 2024, the Company drew down $60.0 million to partially finance the remaining 13 vessels delivered as a result of the Acquisition in the first quarter of 2024. In June 2024, the Company repaid $147.5 million under the Hemen shareholder loan. In August 2024, the Company repaid the Hemen shareholder loan in full, and no amount remained available to be drawn after this date.

Revolving reducing credit facilities
In September 2025, the Company entered into amendment agreements with some of its relationship banks to convert seven of its existing term loan facilities (as denoted above) into revolving reducing credit facilities. Prior to the amendments, $405.5 million was outstanding under the seven term loans and three facilities had total undrawn revolving credit capacity of $87.8 million. The new amendment agreements provided initial revolving reducing credit capacity of up to $493.4 million, maturing at the original dates of the existing term loans, with capacity reduced on a quarterly basis by approximately $10.1 million. Under the terms of the facilities, the Company can repay drawn amounts and draw repaid amounts at any time and elected to prepay $264.6 million in the third quarter of 2025 and $109.6 million in the fourth quarter of 2025. Reducing revolving credit capacity of up to $451.9 million under the facilities remained available and undrawn as of December 31, 2025. In January 2026, the Company prepaid a further $31.3 million under the facilities.

Rate reform transition
Due to the discontinuance of the London Interbank Offered Rate ("LIBOR") after June 30, 2023, the Company entered into amendments to existing loan agreements with an aggregate outstanding principal of $1,634.1 million as of December 31, 2023, for the transition from LIBOR to SOFR. As of December 31, 2023, the weighted average CAS of these amendment agreements was 15 basis points based on a three months interest period. As of December 31, 2025 and 2024, the reference rate of all the Company's loan arrangements is SOFR. The amendments to our loan agreements, which are measured at amortized cost using the effective interest method, were accounted for as an adjustment to the effective interest rate which did not have a significant effect on the carrying amount of the loans.

Debt restrictions
The Company's loan agreements contain loan-to-value clauses, which could require the Company to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, the loan agreements contain certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital and a value adjusted equity covenant. Cash and cash equivalents include cash balances of $89.9 million (2024: $92.6 million), which represents 59% (2024: 50%) of the cash required to be maintained by the financial covenants in our loan agreements. The Company is permitted to satisfy up to 50% of the cash requirements by maintaining a committed undrawn credit facility with a remaining availability of greater than 12 months.

Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. Under those circumstances, the Company might not have sufficient funds or other resources to satisfy its obligations. The Company was in compliance with all of the financial covenants contained in the Company's loan agreements as of December 31, 2025 and December 31, 2024.

Assets pledged

(in thousands of $)	December 31, 2025	December 31, 2024
Vessels	4,911,897	5,246,518

17.	FINANCIAL INSTRUMENTS - FAIR VALUES AND RISK MANAGEMENT

Accounting classifications and fair values

The carrying values and fair values of financial assets and financial liabilities as of December 31, 2025 and 2024 are as follows:

	December 31, 2025		December 31, 2024
(in thousands of $)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets measured at fair value through profit or loss
Derivative instruments	9,025	9,025	24,419	24,419
Marketable securities	2,067	2,067	4,027	4,027
Financial assets not measured at fair value
Cash and cash equivalents	251,347	251,347	413,532	413,532
Trade and other receivables	133,997	133,997	128,943	128,943
Related party receivables	13,091	13,091	8,532	8,532
Financial liabilities not measured at fair value
Trade and other payables	143,122	143,122	98,812	98,812
Floating rate debt	3,067,745	3,119,596	3,744,388	3,792,576
Related party payables	31,064	31,064	35,370	35,370

The table below shows the levels in the fair value hierarchy of financial assets and financial liabilities as of December 31, 2025 and 2024, excluding those whose fair values approximate their respective carrying values due to their short-term nature.

(in thousands of $)	Dec 31, 2025 Fair Value	Level 1	Level 2	Level 3
Financial assets measured at fair value through profit or loss
Derivative instruments	9,025	—	9,025	—
Marketable securities	2,067	2,067	—	—
Financial liabilities not measured at fair value
Floating rate debt	3,119,596	—	3,119,596	—

(in thousands of $)	Dec 31, 2024 Fair Value	Level 1	Level 2	Level 3
Financial assets measured at fair value through profit or loss
Derivative instruments	24,419	—	24,419	—
Marketable securities	4,027	4,027	—	—
Financial liabilities not measured at fair value
Floating rate debt	3,792,576	—	3,792,576	—

Measurement of fair values

Valuation techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 1, Level 2 and Level 3 fair values, as well as the significant unobservable inputs that were used.

Financial instruments measured at fair value
Type	Valuation Techniques	Significant unobservable inputs
Interest rate swaps	Fair value was determined based on the present value of the estimated future cash flows.	Not applicable.
Marketable securities	Fair value was determined based on the quoted market prices of the securities.	Not applicable.

Financial instruments not measured at fair value
Type	Valuation Techniques	Significant unobservable inputs
Floating rate debt	Fair value was determined based on the present value of the estimated future cash flows.	Not applicable.

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

Transfers between Level 1, 2 and 3

There were no transfers between these levels in 2025 and 2024.

Financial risk management

In the course of its normal business, the Company is exposed to the following risks:

•Credit risk
•Liquidity risk
•Market risk (interest rate risk, foreign currency risk, and price risk)

The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework.

Credit risk

Trade and other receivables
At the balance sheet date all trade and other receivables were with (i) state-owned enterprises, (ii) oil majors, (iii) commodities traders and (iv) related parties and affiliated companies. Based on past experience, there was only a small impact on doubtful amounts at year-end. Based on individual analyses, provisions for doubtful debtors were not material for the years ended December 31, 2025 and 2024. In addition, no customers individually accounted for 10% or more of total revenue in the year ended December 31, 2025 (2024: no customers) (see Note 3). The maximum exposure to credit risk is represented by the carrying amount of each financial asset.

Past due amounts are not credit impaired as collection is still considered to be likely and management is confident the outstanding amounts can be recovered. Amounts not past due are also with customers with high credit worthiness and are therefore not credit impaired.

Cash and cash equivalents

The Company held cash and cash equivalents of $251.3 million at December 31, 2025 (2024: $413.5 million). The cash and cash equivalents are held with SEB, HSBC, Royal Bank of Scotland, DNB Bank ASA, Nordea Bank Norge or Nordea, Crédit Agricole, UBS, Standard Chartered Bank Singapore, ABN Amro, ING Bank N.V., Bank of Cyprus and Citibank N.A. The Company’s concentration of credit risk with respect to cash and cash equivalents is not considered significant as substantially all of the amounts are carried with a diversified portfolio of banks and financial institution counterparties.

Restricted cash
Our interest rate swaps can require us to post cash as collateral based on their fair value which is classified as restricted cash. As of December 31, 2025 and 2024, no cash was posted as collateral in relation to our interest rate swaps and secured borrowings.

Derivatives
The Company is exposed to the risk of credit loss in the event of non-performance by the counterparty to the interest rate swap agreements. Interest rate swap agreements are entered into with banks and financial institution counterparties, which are rated AA-, based on rating agency S&P.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations if they fall due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due. The Company has entered into several loan facilities whose maturities are spread over different years (see Note 16).

The following are the remaining contractual maturities of financial liabilities:

		Contractual cash flows at December 31, 2025
(in thousands of $)	Carrying Value	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 6 years	Between 6 and 10 years
Non derivative financial liabilities
Floating rate debt	3,067,745	3,091,860	292,784	787,376	1,456,164	555,536
Interest on floating rate debt	—	660,724	164,889	261,213	178,344	56,278
Trade and other payables	143,122	143,122	143,122	—	—	—
Related party payables	31,064	31,064	31,064	—	—	—

		Contractual cash flows at December 31, 2024
(in thousands of $)	Carrying Value	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 6 years	Between 6 and 10 years
Non derivative financial liabilities
Floating rate debt	3,744,388	3,754,033	421,775	890,781	1,799,346	642,131
Interest on floating rate debt	—	905,002	226,094	375,184	212,995	90,729
Obligations under leases	1,604	1,604	1,153	451	—	—
Trade and other payables	98,812	98,812	98,812	—	—	—
Related party payables	35,370	35,370	35,370	—	—	—

The Company has secured bank loans that contain loan covenants. A future breach of covenant may require the Company to repay the loan earlier than indicated in the above table. For more details on these covenants, see Note 16.

The carrying values of floating rate debt include expected payments of accrued interest as of the reporting date. The interest on floating rate debt is based on the SOFR spot rate as of December 31, 2025 and 2024. It is not expected that the cash flows included in the table above (the maturity analysis) could occur significantly earlier, or at significantly different amounts than those stated above, except for the interest on floating rate debt as a result of changes in the SOFR spot rate.

Market risk

Interest rate risk

The Company is exposed to the impact of interest rate changes primarily through its floating-rate borrowings that require the Company to make interest payments based on SOFR. Significant increases in interest rates could adversely affect operating margins, results of operations and ability to service debt. The Company uses interest rate swaps to reduce its exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with its floating-rate debt. On December 31, 2025 the Company had interest rate swaps in place and approximately 13% (2024: 15%) of the floating interest rates were switched to fixed rate.

Cash flow sensitivity analysis for variable rate instruments
As of December 31, 2025, the Company's outstanding debt which was at variable interest rates, net of the amount subject to interest rate swap agreements, was $2,691.9 million (2024: $3,204.0 million). Based on this, a one percentage point increase in annual SOFR interest rates would increase its annual interest expense by approximately $26.9 million (2024: $32.0 million), excluding the effects of capitalization of interest.

Interest rate swap agreements
In February 2016, the Company entered into an interest rate swap with DNB whereby the floating interest on notional debt of $150.0 million was switched to fixed rate. The contract had a forward start date of February 2019.

In the year ended December 31, 2020, the Company entered into three interest rate swaps with DNB whereby the floating interest rate on notional debt totaling $250.0 million was switched to a fixed rate. One of these interest rate swaps on notional debt of $100.0 million had a forward start date of April 2020.

In the year ended December 31, 2020, the Company entered into two interest rate swaps with Nordea Bank whereby the floating interest rate on notional debt totaling $150.0 million was switched to a fixed rate. These interest rate swaps matured in the year ended December 31, 2025.

The reference rate for our interest rate swaps is SOFR.

The aggregate fair value of these swaps at December 31, 2025 was an asset of $9.0 million (2024: $24.4 million) and a liability of nil (2024: nil). The fair value (Level 2) of the Company’s interest rate swap agreements is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves and the current credit worthiness of both the Company and the derivative counterparty. The estimated fair value is the present value of future cash flows. In the year ended December 31, 2025, the Company recorded a loss on these interest rate swaps of $0.8 million (2024: gain of $9.2 million, 2023: gain of $8.0 million).

The interest rate swaps are not designated as hedges and are summarized as of December 31, 2025 as follows:

Notional Amount	Inception Date	Maturity Date	Fixed Interest Rate
($000s)
150,000	February 2019	February 2026	2.1970%
100,000	March 2020	March 2027	0.9750%
50,000	March 2020	March 2027	0.6000%
100,000	April 2020	April 2027	0.5970%
400,000

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

In November 2025, we declared a dividend of $0.19 per share for the third quarter of 2025. In August 2025, we declared a dividend of $0.36 per share for the second quarter of 2025. In May 2025, we declared a dividend of $0.18 per share for the first quarter of 2025. In February 2025, we declared a dividend of $0.20 per share for the fourth quarter of 2024.

The Company's loan agreements contain loan-to-value clauses, and financial covenants. For more details on these covenants, see Note 16.

18.	SHARE CAPITAL

The authorized share capital of the Company as of December 31, 2025 is $600,000,000 (2024: $600,000,000) divided into 600,000,000 shares (2024: 600,000,000) of $1.00 nominal value each, of which 222,622,889 shares of $1.00 nominal value each are in issue and fully paid as of December 31, 2025 and 2024.

Outstanding shares as of December 31, 2023, 2024 and 2025	222,622,889

19.	SHARE OPTIONS

In the year ended December 31, 2021, the Board of Directors approved the grant of 1,280,000 synthetic options to employees and board members according to the rules of the Company’s synthetic option scheme approved on December 7, 2021. The synthetic options have a five year term expiring in December 2026. The vesting period is 12 months for the first 27.5% of options, 24 months for the next 27.5% of options and 36 months for the final 45% of options. The initial exercise price was NOK 71, which increased by NOK 5 on each of December 7, 2023, and December 7, 2024, and is further adjusted for any distribution of dividends made after the date of the grant and before the relevant synthetic options are exercised. The synthetic options will be settled in cash based on the difference between the market price of the Company’s shares and the exercise price on the date of exercise, and as such, have been classified as a liability. The synthetic options are not subject to a retention period.

In the year ended December 31, 2025, the Board of Directors approved the grant of 362,284 synthetic options to management and employees of the Company, according to the rules of a new synthetic option scheme approved on May 20, 2025.

The synthetic options have a five years term expiring in May 2030. The vesting period is 12 months for the first 33.3% of options, 24 months for the next 33.3% of options and 36 months for the final 33.3% of options. The initial exercise price was $16.80, which is adjusted for any distribution of dividends made after the date of the grant and before the relevant synthetic options are exercised. The synthetic options granted to the CEO and the CFO are subject to a cap on maximum annual gain equal to two times the annual base salary at the time of exercise of the synthetic options. The synthetic options will be settled in cash based on the difference between the market price of the Company’s shares and the exercise price on the date of exercise, and as such, have been classified as a liability.

Both synthetic option grants have an estimated expected life of 3.4 years. The risk-free interest rate was estimated using the interest rate on three year U.S. treasury zero coupon issues. The volatility was estimated using historical share price data. The dividend yield was estimated at 0% as the exercise price is reduced by all dividends declared by the Company from the date of grant to the exercise date. It was initially assumed that all of the options granted will vest.

As of December 31, 2025, all of the options granted in 2021 had vested. As of December 31, 2025, 86,100 options have been forfeited (2024: 86,100). As of December 31, 2025 438,500 options have been exercised at a weighted average exercise price of $2.87. As of December 31, 2025, 755,400 options remained outstanding and exercisable (2024: 1,021,900). The subsequent remeasurement of fair value of the synthetic options resulted in an expense of $8.6 million in the year ended December 31, 2025 (2024: gain of $2.2 million, 2023: expense of $10.7 million).

As of December 31, 2025, the weighted average exercise price of the synthetic options granted in December 2021 was $1.63 (2024: $2.17).

As of December 31, 2025, none of the options granted in 2025 had vested, forfeited or exercised. As of December 31, 2025, 362,284 options were outstanding and no options were exercisable. The subsequent remeasurement of fair value of the synthetic options resulted in an expense of $1.3 million in the year ended December 31, 2025.

As of December 31, 2025, the weighted average exercise price of the synthetic options granted in May 2025 was $16.07.

The synthetic options had a fair value of $19.1 million as of December 31, 2025 (2024: $12.5 million) and the Company recorded a liability of $16.6 million as of December 31, 2025 (2024: $11.7 million) in the Consolidated Statements of Financial Position. The intrinsic value of liabilities which had vested as of December 31, 2025 was $15.3 million (2024: $12.3 million).

20.	RELATED PARTY TRANSACTIONS AND AFFILIATED COMPANIES

We transact business with the following related parties: Seatankers Management Norway AS, Seatankers Management Co. Ltd, Avance Gas and Alta Trading UK Limited, being entities under common control with Hemen. We also own interests in TFG Marine and Clean Marine AS (through our interest in FMS Holdco) which are accounted for as equity method investments.

We also transact business with the following affiliated companies, being companies in which Hemen and companies associated with Hemen have significant influence: SFL Corporation Ltd ("SFL"), Flex LNG Ltd, Front Ocean Management AS and Golden Ocean Group Ltd ("Golden Ocean"). On March 12, 2025, Hemen disposed of its entire shareholding in Golden Ocean via a sale to a third party at which time Golden Ocean ceased to be affiliated with us.

Summary

A summary transactions with related parties and affiliated companies for the years ended December 31, 2025, 2024 and 2023 was as follows:

(in thousands of $)	Note	2025	2024	2023
Revenues and other operating income
Seatankers Management Co. Ltd		4,928	2,027	2,196
SFL	4	2,080	3,191	5,925
Golden Ocean (up to March 12, 2025)		48	1,212	4,182
Alta Trading UK Limited		—	11	8
Flex LNG Ltd		1,504	1,538	1,513
Avance Gas		507	1,697	1,989
TFG Marine		746	598	1,060
Other related parties and affiliated companies		—	—	7
Total revenues and other operating income		9,813	10,274	16,880

Operating expenses
Front Ocean Management AS		3,543	2,948	2,514
Seatankers Management Norway AS		—	523	880
Seatankers Management Co. Ltd		522	360	593
Total operating expenses		4,065	3,831	3,987

Other income (expenses)
Shareholder loan facility finance expense	16	—	(12,548)	(255)
Revolving credit facility finance expense	16	—	(9,299)	(11,690)
FMS Holdco share of results	14	1,002	1,053	611
TFG Marine share of results	14	57	(1,651)	2,771
Total other income (expenses)		1,059	(22,445)	(8,563)

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

A share of profit of TFG Marine of $0.1 million was recognized in the year ended December 31, 2025 (2024: loss of $1.7 million). The Company also entered into a bunker supply arrangement with TFG Marine, under which it has paid $477.9 million to TFG Marine in the year ended December 31, 2025 in relation to bunker purchases (2024: $534.3 million 2023: $392.5 million) and $21.2 million remained due as of December 31, 2025 (December 31, 2024: $24.4 million).

A share of profits of FMS Holdco of $1.0 million was recognized in the year ended December 31, 2025 (2024: profit of $1.1 million). See Note 21 for additional disclosure of financial commitments to Clean Marine AS as a result of planned scrubber installations.

In the year ended December 31, 2025, the Company paid $4.4 million (2024: nil, 2023: nil) on behalf of affiliates of Hemen and $4.5 million on behalf of SFL (2024: $6.5 million, 2023: $14.3 million) in relation to reimbursable costs related to vessels under commercial management.

Related party and affiliated company balances

A summary of balances due from related parties and affiliated companies as of December 31, 2025 and 2024 was as follows:

(in thousands of $)	December 31, 2025	December 31, 2024
SFL	3,860	4,265
Seatankers Management Co. Ltd	8,453	2,647
Golden Ocean	—	178
Alta Trading UK Limited	—	11
Flex LNG Ltd	403	516
TFG Marine	302	227
Avance Gas	—	560
Other related parties and affiliated companies	73	128
Related party and affiliated company receivables	13,091	8,532

Balances due from related parties and affiliated companies are primarily derived from newbuilding supervision fees, technical and commercial management fees, and recharges for administrative services.

A summary of balances due to related parties and affiliated companies at December 31, 2025 and 2024 was as follows:

(in thousands of $)	December 31, 2025	December 31, 2024
SFL	6,829	7,380
Seatankers Management Co. Ltd	2,594	1,153
Golden Ocean	—	1,283
Flex LNG Ltd	340	686
TFG Marine	21,195	24,390
Front Ocean Management	106	5
Avance Gas	—	473
Related party and affiliated company payables	31,064	35,370

Related party and affiliated company payables are primarily for bunker purchases, supplier rebates, loan interest and corporate administration fees.

Other transactions

Refer to Note 21 for further details of guarantees provided in relation to the Company's business with and investment in TFG Marine.

Transactions with key management personnel

The total amount of the remuneration earned by all directors and key management personnel for their services was as follows:

(in thousands of $)	2025	2024	2023
Total remuneration	7,198	464	7,956
of which:
Paid in capacity as directors	1,778	907	3,530
Other remuneration	5,420	(443)	4,426

The Directors annually review the remuneration of the members of key management personnel. Directors' fees are approved annually at the AGM. No pensions were paid to directors or past directors. No compensation was paid to directors or past directors in respect of loss of office. Total remuneration consists of a fixed and a variable component and can be summarized as follows:

(in thousands of $)	2025	2024	2023
Total fixed remuneration	949	911	942
of which:
Cost of pension	29	28	24
Total variable remuneration	6,249	(447)	7,014
of which:
Share based payments	5,916	(829)	7,014

As of December 31, 2025, the Company recorded a total liability of $9.3 million in relation to synthetic options granted to key management personnel (2024: 5.1 million). Refer to Note 19 for details of the Company's synthetic option schemes.

21.	COMMITMENTS AND CONTINGENCIES

As of December 31, 2025, the Company has agreed to provide a guarantee under a bunker supply arrangement with TFG Marine, a related party. Should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by the Trafigura Group and becomes payable, Frontline shall pay a pro rata amount based on its share of the equity in TFG Marine. The maximum liability under this guarantee is $6.0 million and there are no amounts payable under this guarantee as at December 31, 2025.

In the year ended December 31, 2024, certain funds managed by FourWorld Capital Management LLC (“FourWorld”) began proceedings before the Antwerp Enterprise Court (Belgium), in connection with their claims pertaining to the integrated solution for the strategic and structural deadlock within former Euronav NV announced on October 9, 2023, and former Euronav NV’s acquisition of CMB.TECH NV on December 22, 2023. FourWorld claims that the transactions should be rescinded and in addition has requested the court to order CMB and Frontline to pay damages in an amount to be determined during the course of the proceedings, which are ongoing. The Company finds the claims to be without merit and continues to vigorously defend against them.

As of December 31, 2025, the Company has committed to the purchase of scrubber equipment from Clean Marine AS, a related party, for ten vessels. As of December 31, 2025 $4.2 million is paid, with a remaining financial commitment of $3.3 million due in 2026.

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

22.	GROUP ENTITIES

		Ownership and Voting Percentage
Name	Country of Incorporation	December 31, 2025	December 31, 2024
Frontline Management (Bermuda) Ltd	Bermuda	100%	100%
Frontline Corporate Services Ltd	United Kingdom	100%	100%
Frontline Management AS	Norway	100%	100%
Frontline 2012 Ltd.	Bermuda	100%	100%
Frontline Chartering Services Inc.	Liberia	100%	100%
Frontline Shipping Singapore Pte Ltd.	Singapore	100%	100%
Frontfleet Ltd	Bermuda	100%	100%
Frontfleet II Ltd	Bermuda	100%	100%
Front Thor Inc.	Liberia	100%	100%
Front Odin Inc.	Liberia	100%	100%
Front Loki Inc.	Liberia	100%	100%
Front Njord Inc.	Liberia	100%	100%
Front Ull Inc	Liberia	100%	100%
Front Idun Inc	Liberia	100%	100%
Front King Inc.	Liberia	100%	100%
Front Queen Inc.	Liberia	100%	100%
Front Sovereign Inc.	Liberia	100%	100%
Front Monarch Inc.	Liberia	100%	100%
Front Eminence Inc.	Liberia	100%	100%
Front Endurance Inc.	Liberia	100%	100%
Front Duke Inc.	Republic of the Marshall Islands	100%	100%
Front Brage Inc.	Liberia	100%	100%
Front Balder Inc.	Liberia	100%	100%
Front Challenger Inc.	Liberia	100%	100%
Front Crown Inc.	Liberia	100%	100%
Front Coral Inc.	Liberia	100%	100%
Front Crystal II Inc.	Liberia	100%	100%
Front Classic Inc.	Liberia	100%	100%
Front Clipper Inc.	Liberia	100%	100%
Front Cosmos Inc.	Liberia	100%	100%
Front Cascade Inc.	Liberia	100%	100%
Front Duchess Inc.	Republic of the Marshall Islands	100%	100%
Sea Hull L0037 Corp.	Liberia	100%	100%
Sea Hull L0044 Corp.	Liberia	100%	100%
Sea Hull L0045 Corp.	Liberia	100%	100%
Sea Hull L0046 Corp.	Liberia	100%	100%
Front Cheetah Inc.	Liberia	100%	100%
Front Cougar Inc.	Liberia	100%	100%
Front Aphrodite Inc.	Liberia	100%	100%

Front Athena Inc.	Liberia	100%	100%
Front Hebe Inc.	Liberia	100%	100%
Front Hera Inc.	Liberia	100%	100%
Front Altair Inc.	Liberia	100%	100%
Front Antares Inc	Liberia	100%	100%
Front Vega Inc.	Liberia	100%	100%
Front Sirius Inc.	Liberia	100%	100%
Front Castor Inc.	Liberia	100%	100%
Front Pollux Inc.	Liberia	100%	100%
Front Capella Inc.	Liberia	100%	100%
Front Polaris Inc.	Liberia	100%	100%
Front Earl Inc.	Liberia	100%	100%
Front Empire Inc.	Liberia	100%	100%
Front Prince I Inc.	Liberia	100%	100%
Front Princess I Inc.	Liberia	100%	100%
Front Defender Inc.	Liberia	100%	100%
Front Discovery Inc.	Liberia	100%	100%
Front Cruiser Inc.	Liberia	100%	100%
Front Dynamic I Inc.	Liberia	100%	100%
Front Favour Inc.	Republic of the Marshall Islands	100%	100%
Front Feature Inc.	Republic of the Marshall Islands	100%	100%
Front Future Inc.	Liberia	100%	100%
Front Fusion Inc.	Liberia	100%	100%
White Flag Ventures XXXVI LLC	Republic of the Marshall Islands	100%	100%
White Flag Ventures XXXIX LLC	Republic of the Marshall Islands	100%	100%
White Flag Ventures XL LLC	Republic of the Marshall Islands	100%	100%
White Flag Ventures XLI LLC	Republic of the Marshall Islands	100%	100%
White Flag Ventures XLII LLC	Republic of the Marshall Islands	100%	100%
White Flag Ventures XLIII LLC	Republic of the Marshall Islands	100%	100%
White Flag Ventures XLIV LLC	Republic of the Marshall Islands	100%	100%
White Flag Ventures XLV LLC	Republic of the Marshall Islands	100%	100%
White Flag Ventures XLVI LLC	Republic of the Marshall Islands	100%	100%
White Flag Ventures XLVII LLC	Republic of the Marshall Islands	100%	100%
Hull 3240 Inc.	Republic of the Marshall Islands	100%	100%
Hull 3241 Inc.	Republic of the Marshall Islands	100%	100%
Hull 3283 Inc.	Republic of the Marshall Islands	100%	100%
Hull 3284 Inc.	Republic of the Marshall Islands	100%	100%
Hull 3285 Inc.	Republic of the Marshall Islands	100%	100%
Hull 3286 Inc.	Republic of the Marshall Islands	100%	100%
Front Driva Inc.	Republic of the Marshall Islands	100%	100%
Front Nausta Inc.	Republic of the Marshall Islands	100%	100%
Frontfleet Chartering Inc.	Republic of the Marshall Islands	100%	100%
Frontline (Management) Cyprus Ltd	Cyprus	100%	100%
Front Beaver Inc.	Republic of the Marshall Islands	100%	100%
Front Beauly Inc.	Republic of the Marshall Islands	100%	100%
Front Cloud Inc.	Republic of the Marshall Islands	100%	100%
Front Clyde Inc.	Republic of the Marshall Islands	100%	100%

Front Dee Inc.	Republic of the Marshall Islands	100%	100%
Front Eagle Inc.	Republic of the Marshall Islands	100%	100%
Front Eira Inc.	Republic of the Marshall Islands	100%	100%
Front Forth Inc.	Republic of the Marshall Islands	100%	100%
Front Gander Inc.	Republic of the Marshall Islands	100%	100%
Front Hawke Inc.	Republic of the Marshall Islands	100%	100%
Front Maine Inc.	Republic of the Marshall Islands	100%	100%
Front Morgan Inc.	Republic of the Marshall Islands	100%	100%
Front Naver Inc.	Republic of the Marshall Islands	100%	100%
Front Neiden Inc.	Republic of the Marshall Islands	100%	100%
Front Osen Inc.	Republic of the Marshall Islands	100%	100%
Front Otra Inc.	Republic of the Marshall Islands	100%	100%
Front Rauma Inc.	Republic of the Marshall Islands	100%	100%
Front Spey Inc.	Republic of the Marshall Islands	100%	100%
Front Surna Inc.	Republic of the Marshall Islands	100%	100%
Front Tay Inc.	Republic of the Marshall Islands	100%	100%
Front Vefsna Inc.	Republic of the Marshall Islands	100%	100%
Front Vosso Inc.	Republic of the Marshall Islands	100%	100%
Front Humber Inc.	Republic of the Marshall Islands	100%	100%
Front Flores Inc.	Republic of the Marshall Islands	100%	100%

23.	SUBSEQUENT EVENTS

In February 2026, the Board of Directors declared a dividend of $1.03 per share for the fourth quarter of 2025. The record date for the dividend was March 12, 2026, the ex-dividend date was March 12, 2026, for shares listed on the New York Stock Exchange and March 11, 2026, for shares listed on the Oslo Stock Exchange, and the dividend was paid on March 19, 2026.

In January 2026, the Company entered into agreements to acquire nine latest generation scrubber-fitted ECO VLCC newbuildings from affiliates of Hemen, the Company’s largest shareholder, for an aggregate purchase price of $1,224.0 million. Two vessels are expected to be delivered in the second quarter of 2026, four vessels are expected in the third quarter of 2026, two vessels are expected in the fourth quarter of 2026, and the final vessel is expected in the second quarter of 2027. The Company intends to finance this acquisition with cash and long-term debt financing. The acquisition remains subject to certain closing conditions, in line with industry standards. In January 2026, the Company drew down $151.6 million under its reducing revolving credit facilities to finance the initial instalments due related to the nine newbuildings to be acquired from Hemen and subsequently repaid this amount in early February 2026.

In January 2026, the Company entered into one year time charter-out agreements for seven of our VLCCs, built between 2016 and 2018, at an average rate of $76,900 per day per vessel. The charters for three vessels commenced in the first quarter of 2026, and the remaining four charters are expected to commence in April 2026.

In February 2026, the Company entered into a one-year time charter-out agreement for one of our VLCCs, built in 2019, at a rate of $93,500 per day. The charter commenced in late February 2026.

In February 2026, Mr. Ørjan Svanevik resigned as a Director of the Company and Mr. Mikkel Storm Weum was appointed as a Director of the Company.

Refer to Note 12 and 16 for details of other transactions subsequent to December 31, 2025 pertaining to the sale of eight VLCCs and financing.